Form 20-F
period 2002-12-31
BLUE SQUARE ISRAEL LTD /ADR/
filed 2003-06-23
CIK 1016837

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

Commission file number 1-14426

BLUE SQUARE-ISRAEL LTD.

(Exact name of Registrant as specified in its charter)

Israel

(Jurisdiction of incorporation or organization)

2 Hamal Street, Rosh Ha’ayin 48092, Israel

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of class	Name of each exchange on which registered

American Depositary Shares, each representing one Ordinary Share (1)	New York Stock Exchange, Inc.

Ordinary Shares, par value NIS 1.0 per share (2)	New York Stock Exchange, Inc.

(1)	Evidenced by American Depositary Receipts.
(2)	Not for trading, but only in connection with the listing of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

38,400,000 Ordinary Shares, par value NIS 1.0 per share

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒  Yes     ☐  No

Indicate by check mark which financial statement item the registrant has elected to follow.

☒  Item 17     ☐  Item 18

INTRODUCTION

          Unless otherwise indicated, as used in this annual report, (a) the term “Blue Square” or the “Company” means Blue Square-Israel Ltd., and (b) the terms “we,” “us” and “our,” mean Blue Square and its consolidated subsidiaries.

          We are a leading food retailer in the State of Israel.  Through our supermarkets, we offer a wide range of consumer products, including food and beverages and also apparel, housewares and cosmetics.  As of December 31, 2002, we owned and operated 173 supermarkets under the brand names Mega, Super Center, Super Center City, Co-Op, Shefa Mehadrin and King Center. Blue Square was incorporated in June 1988.  In 1996, Blue Square completed its initial public offering and its American Depositary Shares, or ADSs, were listed for trading on the New York Stock Exchange.  In November 2000, Blue Square’s ordinary shares were listed for trading on the Tel Aviv Stock Exchange.

          Except for the historical information contained herein, the statements contained in this annual report are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to our business, financial condition and operating results.  Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in “Item 3.  Key Information—Risk Factors” and elsewhere in this annual report.

          We urge you to consider that statements which use the terms “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “project” and similar expressions are intended to identify forward-looking statements.  These statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties.  Except as required by applicable law, including the securities laws of the United States, we do not undertake any obligation nor intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

          All references in this annual report to dollars or $ are to U.S. dollars and all references in this annual report to NIS are to new Israeli shekels. Unless mentioned otherwise, all figures in U.S. dollars are based on the representative exchange rate between the NIS and the dollar as published by the Bank of Israel for December 31, 2002, which was NIS 4.737 per $1.00, except figures for the first quarter of 2003, which are based on the representative exchange rate between the NIS and the dollar as published by the Bank of Israel for March 31, 2003, which was NIS 4.687 per $1.00.

          Our consolidated financial statements appearing in this annual report are prepared in NIS, in accordance with generally accepted accounting principles in Israel, or Israeli GAAP.

i

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data.

          We have derived the following selected consolidated financial data as of December 31, 2001 and 2002 and for each of the years ended December 31, 2000, 2001 and 2002 from our consolidated financial statements and notes included elsewhere in this annual report.  We have derived the selected consolidated financial data as of December 31, 1998, 1999, and 2000 and for each of the years ended December 31, 1998, and 1999 from our audited consolidated financial statements not included in this annual report.  We prepare our consolidated financial statements in conformity with Israeli GAAP.  As described in note 22 to our consolidated financial statements included elsewhere in this annual report, Israeli GAAP differs in certain respects from U.S. GAAP.  Our financial statements are presented in NIS adjusted to reflect changes in the Israeli consumer price index, or the CPI.  Consequently, all NIS amounts set forth in our historical financial statements are adjusted each time we publish new financial statements in order to reflect changes in the CPI as of the date of the latest balance sheet presented in these financial statements. The selected consolidated financial data present our operating results after giving effect to the sale by our subsidiary, The Blue Square Chain Investments & Properties Ltd., or BSIP, of all of its holdings in Hamashbir Lazarchan Israel Ltd., or Hamashbir, to our controlling shareholder, the Co-Op Blue Square Services Society Ltd., or the Co-Op, as if it had occurred at the beginning of the earliest period presented below.  You should read the selected consolidated financial data together with the section of this annual report entitled “Item 5.  Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this annual report.

	1998	1999	2000	2001	2002	2002

	Adjusted NIS					into $(1)

	(In thousands, except per ordinary share or ADS data)
Income Data
Sales	5,047,168	5,323,696	5,614,807	5,939,799	5,548,372	1,171,284
Cost of sales	3,703,612	3,914,046	4,053,004	4,296,016	4,050,602	855,099
Gross profit	1,343,556	1,409,650	1,561,803	1,643,783	1,497,770	316,185
Selling, general and administrative expenses	1,062,893	1,170,990	1,268,857	1,320,994	1,274,568	269,066
Operating income	280,663	238,660	292,946	322,789	223,202	47,119
Financial income (expenses), net	28,822	(28,787)	(45,077)	(13,359)	16,204	3,420
Amortization of goodwill	3,736	6,264	6,067	5,378	5,378	1,135
Other income (expenses), net	(2,304)	(7,672)	20,670	(18,499)	(177,330)	(37,435)
Taxes on income	115,982	76,871	97,714	109,884	42,882	9,053
Equity in net earnings (losses) of affiliates	1,870	640	1,410	3,629	(370)	(78)
Minority interest	30,305	21,780	23,753	25,603	6,067	1,280
Losses from discontinued operation	21,059	10,421	2,700	__	__	__
Net income	137,969	87,505	139,715	153,695	7,379	1,558
Earnings per ordinary share or ADS from continuing Operations	4.28	2.55	3.71	4.00	0.19	0.04
Losses per ordinary share or ADS from discontinued Operations	(0.55)	(0.27)	(0.07)	__	__	__
Earnings per ordinary share or ADS	3.73	2.28	3.64	4.00	0.19	0.04
Cash dividends per ordinary share or ADS	1.04	1.00	1.10	1.38	3.39	0.72
U.S. GAAP:
Net income	138,004	80,958	136,358	154,287	63,792	13,467
Earnings per ordinary share or ADS from continuing operation	4.31	2.43	3.72	4.02	1.66	0.35
Losses per ordinary share or ADS from discontinued operations	(0.58)	(0.28)	(0.17)	__	__	__
Earnings per ordinary share or ADS	3.73	2.15	3.55	4.02	1.66	0.35
Cash dividends per ordinary share or ADS	1.04	1.00	1.10	1.38	3.39	0.72
Selected Operating Data:
Total sales (NIS million)	5,047	5,324	5,615	5,939	5,548	1,171
Number of stores (at year end)	158	165	168	171	173	173
Decrease in same store sales	3.9%	3.4%	4.4%	3.2%	11.2%	11.2%
Total square meters (at year end)	218,200	239,000	258,000	279,000	292,600	292,600
Sales per square meter (NIS)(2)	24,547	23,511	22,519	22,082	19,669	4,152
Sales per employee (thousands)	743	733	757	765	746	157

(1)

The translation of the adjusted NIS amounts into dollars has been made for the convenience of the reader at the representative exchange rate prevailing at December 31, 2002 (NIS  4.737 =$1.00), as published by the Bank of Israel.

(2)	Based on an average total square meters at month end.

	December 31,

	1998	1999	2000	2001	2002	2002

	Adjusted NIS (in thousands)					$ (1)

Balance Sheet Data:
Israeli GAAP:
Working capital deficit	(245,996)	(499,102)	(391,393)	(268,300)	(395,598)	(83,512)
Total assets	3,236,466	3,261,878	3,275,714	3,411,467	3,294,526	695,488
Short-term credit from banks and others	395,735	397,068	354,369	240,124	324,511	68,505
Long-term debt	354,164	262,631	335,581	403,352	362,112	76,443
Shareholders’ equity	1,154,780	1,282,915	1,380,466	1,487,758	1,365,018	288,161
U.S. GAAP:
Total assets	3,182,189	3,242,091	3,277,078	3,423,429	3,334,205	703,864
Shareholders’ equity	1,282,915	1,275,504	1,356,027	1,468,187	1,401,860	295,938

(1)

The translation of the adjusted NIS amounts into dollars has been made for the convenience of the reader at the representative exchange rate prevailing at December 31, 2002 (NIS 4.737 = $1.00), as published by the Bank of Israel.

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors.

          Our business, operating results and financial condition could be seriously harmed due to any of the following risks.  If we do not successfully address any of the risks described below, we could experience a material adverse effect on our business, operating results and financial condition and the share and ADS price of Blue Square may decline.  We cannot assure you that we will successfully address any of these risks.

We are engaged in a highly competitive business.  If we are unable to compete effectively, our business will be materially adversely affected.

          The food retailing industry in Israel is highly competitive and is characterized by high inventory turnover and narrow profit margins.  We compete with other supermarket chains, independent grocers, open air markets, and other retailers selling supermarket goods.  Competitive pressures increase as the supermarket sector in Israel approaches higher saturation levels and continue to increase as our competitors expand their operations and new companies enter the market.

          The year 2002 increased competitive pressures on us.  Israel’s economic and security environment worsened during the year, resulting in high unemployment and a depressed retail market.  This impacted the food retailing industry.  As a result of the recession and in response to the success of the hard discount formats, other major chains launched their own hard discount store formats to compete with our stores. In addition, recognizing the growing opportunity as the low-end of the market as a result of the recession, a new class of very low-priced private supermarkets emerged in selected areas, increasing competition in an already difficult market.  Some of them, by operating on Saturdays and offering non-kosher food, were able to capture a significant part of the sale from the major chains in their areas. Large supermarket chains in Israel, including us, are kosher and therefore do not offer non-kosher food or operate on Saturdays.  As a result of these developments, and our policy to close underperforming stores, we closed 8 underperforming stores in 2002 and an additional 11 stores from January 1, 2003 until June 15, 2003.  In addition, we estimate that our market share dropped from approximately 33% of the Israeli supermarket chain market during 2001 to approximately 30% during 2002. Our sales dropped from approximately NIS 5,939 million, or $1,253.7 million, in 2001 to approximately NIS 5,548 million, or $1,171.2 million, in 2002.

          If we are unable to increase or maintain our current level of sales or if we lose market share to our competitors, our negotiating position with suppliers, which is based in part on our market share in the Israeli retail market, may be adversely affected, with a corresponding impact on profitability. We cannot assure you that we will be able to increase or maintain our sales and market share.

We have a history of quarterly fluctuations in our operating results and expect these fluctuations to continue.  This may cause the share and ADS price of Blue Square to be volatile.

          Our business is subject to fluctuations in quarterly sales and profits.  These fluctuations are primarily attributable to increased sales and higher operating income in the holiday seasons occurring in different quarters from year to year.  Thus, for example, increased sales attributable to Passover, which occurs in either March or April, may be realized in either the first or the second quarter, and sales attributable to the Jewish New Year, which occurs in either September or October, may be realized in either the third or the fourth quarter.

          Many of our expenses are unrelated to the level of sales.  Therefore, a relatively modest increase or decrease in sales, whether or not related to the timing of holidays, tends to have a disproportionately large impact on our profitability.

          Because of the fluctuations that we have experienced in our quarterly operating results, we do not believe that period-to-period comparisons of our operating results are necessarily meaningful or should necessarily be relied upon as indicators of future performance.  Accordingly, our operating results may be below public expectations in future periods.  Our failure to meet these expectations may cause the share and ADS price of Blue Square to decline.

We are dependent to a significant extent on a limited number of key suppliers.  If these suppliers raise prices or encounter difficulties in providing their products, our operating results will be adversely affected.

          We purchase most of our dairy, fresh produce and poultry products from the Tnuva Cooperative, or Tnuva, an Israeli food cooperative, which holds a leading position in the domestic dairy and poultry markets.  In 2002, Tnuva’s products accounted for approximately 15% of all the products sold at our supermarkets.  In addition, Strauss and Elite, two Israeli food manufacturers under common control, accounted in 2002 for approximately 10% of all products sold at our supermarkets, and the Osem group accounted for approximately 7% of all products sold at our supermarkets in 2002. Because of our status as a leading food retailer in Israel and the fact that we maintain an excellent and long-standing relationship with Tnuva, Strauss, Elite and Osem, we do not believe that there is a material risk of future stoppage of supply of products of these key suppliers.  However, we do not have a written contract with Tnuva, Strauss, Elite or Osem regarding these supply arrangements.  The ten largest suppliers accounted for approximately 50% of our product purchases in 2002.  We cannot assure you that, in the future, Tnuva, Strauss, Elite, Osem or any of these other suppliers will not significantly raise the prices of the products they supply us, or encounter difficulties in providing these products to us, in either of which cases our operating results might be adversely affected.

The Co-Op or any successor to its shareholdings is able to control the outcome of matters requiring shareholder approval.

          The Co-Op currently owns approximately 78.1% of Blue Square’s ordinary shares.  So long as the Co-Op, or any successor to its shareholdings in Blue Square, continues to own beneficially more than 50% of Blue Square’s outstanding ordinary shares and voting power, it will be able to control the outcome of matters requiring shareholder approval, including the election of all of Blue Square’s directors, other than Blue Square’s two external directors whose election requires that at least one-third of the non-controlling shareholders who participate in the vote, vote for their nomination, or that less than one percent of the non-controlling shareholders vote against their nomination.

          On April 10, 2003 the District Court of Tel Aviv declared Bronfman-Alon Ltd. as the winning bid of the tender for the sale of all of the holdings of the Co-Op in Blue Square.  The sale agreement and its execution has been approved by the General Director of Israeli’s Antitrust Authority, and is expected to be completed shortly. See “Item 4.  Information on the Company–Contemplated Change in Control” for more information regarding the contemplated sale of all of the shares of Blue Square held by the Co-Op to Bronfman-Alon Ltd.

We own a majority interest in most of our subsidiaries.  As a majority shareholder, we owe fiduciary duties to the minority shareholders of our subsidiaries and have to share dividends and distributions with these minority shareholders.

          We directly operate all of our supermarkets, including those that Blue Square  owns directly and those that are owned by Blue Square’s partially owned subsidiaries.  We operate directly 113 supermarkets; the balance of our operations is owned by Blue Square’s partially owned subsidiaries, each of which has its own board of directors and management.  These subsidiaries include BSIP, in which Blue Square owns an 80.73% interest, and the Blue Square Chain (Hyper Hyper) Ltd., or Hyper Hyper, in which BSIP owns a 100% interest and, therefore, Blue Square indirectly owns an 80.73% interest. The ordinary shares of BSIP that are not owned by Blue Square are publicly held and traded on the Tel Aviv Stock Exchange.  The consolidated sales of BSIP and its subsidiaries in 2002 and the three months ended March 31, 2003 aggregated approximately NIS 3,653 million, or $771.2 million and approximately NIS 832 million, or $175.6 million, respectively, representing approximately 65.8% of our consolidated sales and 67.8% of our consolidated sales, respectively, for each of these periods.  At December 31, 2002 and March 31, 2003, the total consolidated assets of BSIP and its subsidiaries aggregated approximately NIS 1.4 billion, or $295.5 million and NIS 1.4 billion, or $299 million, respectively, constituting approximately 42.4% and 41.5%, respectively, of our total consolidated assets at these dates.

          In order to satisfy whatever fiduciary obligations we may have under applicable law to the minority shareholders of our partially owned subsidiaries, we endeavor to deal with these subsidiaries at “arm’s-length.”  Some transactions between Blue Square and a subsidiary, including any investment by Blue Square in, and any loan by, Blue Square to a subsidiary, require the approval of the corporate audit committee, the directors, and, under certain circumstances, approval of the shareholders of the subsidiary by special vote and are subject to the receipt of applicable permits and approvals.  In addition, any dividend or distribution from a subsidiary requires the approval of the directors of that subsidiary, and may be subject to restrictions imposed by loan and other agreements to which they are parties.

Failure to obtain or maintain permits required for our operations may adversely affect our operating results.

          Our operation of supermarkets in Israel requires permits from municipal authorities, which are conditioned on the prior approval of various agencies, including the health and environment ministries, and the police and fire departments.  Some of these permits were issued in the name of the Co-Op and entities other than us, and have not yet been transferred or re-issued to us.  See “Item 4.  Information on the Company–Contemplated Change in Control” for information regarding the contemplated sale of all of the shares of Blue Square held by the Co-Op to Bronfman-Alon Ltd.  Also, some of our stores require permits that have not yet been obtained, or have expired or require renewal.  Furthermore, as a result of the hostilities between Israel and the Palestinians, the relevant authorities, including the police, have required us to adopt various security measures.  These safety requirements may prescribe extensive investment in safety equipment, the retaining of security personnel and may lengthen the time dedicated for obtaining permits from the municipal authorities. If we are unable to obtain or maintain one or more required permits, we may be required to close one or more stores or to take other remedial action to obtain or maintain these permits.

Increase in employee minimum wage in Israel may adversely affect our operating results.

          A substantial portion of our employees’ wages is adjusted upon a change in the minimum wage in Israel. Under Israeli law, minimum wage equals 47.5% of the then average wage for an employee in Israel. The minimum monthly wage from April 2001 until January 2003 was NIS 3,266, or $689, and the minimum monthly wage since January 2003 has been NIS 3,335, or $704.  The minimum wage in Israel increased in January 2003 despite a decrease in the average wage for an employee in Israel due to temporary legislation enacted by the Knesset, the Israeli parliament, and due to a cost of living increase to which all employees in Israel are entitled. An increase in minimum wage will increase our labor costs and thus adversely affect our operating results.

Volatility of Blue Square’s share and ADS price could adversely affect its shareholders.

          The market price of Blue Square’s ordinary shares and ADSs could be volatile and could be subject to fluctuations in response to numerous factors, including the following:

•	actual or anticipated variations in our quarterly operating results or those of our competitors;

•	changes in financial estimates by securities analysts;

•	conditions or trends in our business;

•	changes in the market valuations of our competitors;

•	announcements by us or our competitors of significant acquisitions;

•	entry into strategic partnerships or joint ventures by us or our competitors;

•	the political, economic and military conditions in Israel;

•	additions or departures of key personnel; and

•

sales of ordinary shares by Blue Square’s controlling shareholder.  See “Item 4.  Information on the Company–Contemplated Change in Control” for information regarding the contemplated sale of all of the shares of Blue Square held by the Co-Op to Bronfman-Alon Ltd.

          Many of these factors are beyond our control and may materially adversely affect the market price of Blue Square’s ordinary shares and ADSs, regardless of our performance.

          Since 1996, Blue Square’s ADSs have been listed for trading on the New York Stock Exchange.  Since November 2000, Blue Square’s ordinary shares have also been listed for trading on the Tel Aviv Stock Exchange.  Volatility of the price of Blue Square’s securities on either market is likely to be reflected in the price of Blue Square’s securities on the other market.  In addition, fluctuations in the exchange rate between the NIS and the dollar may affect the price of Blue Square’s ordinary shares on the Tel Aviv Stock Exchange and, as a result, may affect the market price of Blue Square’s ADSs on the New York Stock Exchange.

          The contemplated removal of the shares of Blue Square and BSIP from the TASE 25 Index could materially adversely affect the volume and market price of the Blue Square and BSIP shares

          The shares of Blue Square and of BSIP are currently included on the Tel Aviv Stock Exchange 25 Index, which represents the 25 shares traded on the Tel Aviv Stock Exchange (“TASE”) with the largest market value (subject to a minimum volume requirement).  We have been informed that commencing from the beginning of July 2003, due to the decrease of the market price in Blue Square shares and BSIP shares, the shares of Blue Square and BSIP will be removed from the TASE 25 Index, but  will remain on the TASE 75 Index and on the TASE 100 Index.  The removal from the TASE 25 Index could have a material adverse effect on the volume and market price of the shares of Blue Square and BSIP due to the fact that certain institutional and other investors will invest on the TASE only or partially in shares traded on the TASE 25 Index.

The Israeli Antitrust Authority may take actions that limit our ability to execute our business strategy or otherwise affect our profitability.

          Our strategy includes expanding our market presence in existing retail food markets and by entering into new retail food markets.  The Israeli Antitrust Authority may limit our ability to execute our strategy.    The Israeli Antitrust Authority may not approve future expansions of Blue Square’s market presence on the grounds that it violates anti-trust law in Israel.

          As a condition to its acceptance of certain of the trade practices of the Israeli credit card companies regarding the interchange commission (amount paid by one credit card company to another for clearing the charges made by customers of the paying credit card company), the Israeli Antitrust Authority has demanded that Israeli credit card companies narrow the interchange commission rates charged in respect of different retailers.  As a result, the commission that credit card companies charge us was increased substantially and may materially affect our operating results. This action of the Israeli Antitrust Authority is being challenged in the Israeli Court of Restrictive Trades by other retailers.  We cannot predict the outcome of this challenge.

          On May 29, 2003, the Commissioner of the Israeli Antitrust Authority announced that it had concluded its investigation into alleged restrictive trade arrangement between major supermarket chains in Israel and large suppliers.  The Commissioner publicized a document of direction, which contains his view of the legality of certain commercial conduct between the large supermarket chains (which consists of SuperSol, ClubMarket and us) and the large suppliers, which was exposed during the investigation.  The document of direction also contains the Commissioner’s proposal as to how the large supermarket chains and suppliers should act in the future. The document of direction is open for comment for a period of 45 days from the date from its publication. We are currently examining the impact of the document of direction on our business.

          For more information on this and other action taken by the Israeli Antitrust Authority, please see “Item 4. Information On The Company – Government Regulation”.

Our profit margin would be adversely affected if our ability to utilize our sole distribution center were limited.

          We have one distribution center in Rishon Letzion from which we distribute to our supermarkets a large portion of the products they carry. The products distributed by our distribution center generated approximately 24% of our total percentage sales during 2002.  Our inability to utilize the distribution center for any reason, may significantly impair our ability to distribute our products to our supermarkets and would adversely affect our profit margin.

Risks Relating to Our Location in Israel

Political conditions in Israel affect our operations and may limit our ability to sell our products.

          We and all of our subsidiaries are incorporated under Israeli law and our principal offices and operations are located in the State of Israel.  Political, economic and military conditions in Israel directly affect our operations.  Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying, from time to time, in intensity and degree, has led to security and economic problems for Israel.  We could be adversely affected by hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners, a significant increase in inflation, or a significant downturn in the economic or financial condition of Israel.

          The future of Israel’s relations with its Arab neighbors and the Palestinians is uncertain, and several countries, companies and organizations continue to restrict business with Israel and with Israeli companies.  We could be adversely affected by adverse developments in Israel’s relationship with its Arab neighbors and the Palestinians or by restrictive laws, policies or practices directed towards Israel or Israeli businesses.

          In the last few years, hostilities between Israel and the Palestinian Authority have substantially increased.  These hostilities include terrorist acts in Israel and military operations in the West Bank and Gaza.

          Many of our officers and employees are currently obligated to perform annual reserve duty and are subject to being called to active duty at any time under emergency circumstances.  We cannot assess the full impact of these requirements on our workforce or business if conditions should change, and we cannot predict the effect on us of any expansion or reduction of these obligations.

Hostilities between Israel and the Palestinians have adversely affected our operating results.

          The  hostilities between Israel and the Palestinians referred to above has affected our business in a number of ways.  First, we have incurred additional costs to maintain the security of our customers.  As a condition of the receipt of permits of municipal authorities, depending on the size of the store, we are required to hire security personnel and security equipment for each store.  In addition, the police may impose new security demands, based on the location and size of each store.   Second, security concerns have decreased traffic in our stores, especially in stores located in malls.  The occurrence of violence at any of our stores or at any of the stores of our competitors may further discourage our customers from visiting our supermarkets.  It is difficult to predict when the hostilities between Israel and the Palestinians will terminate and to what extent the hostilities will affect our operating results.

Economic conditions in Israel affect our financial performance.

          All of our sales are made in Israel and a substantial majority of the goods that we sell are grown, manufactured or processed in Israel.  Consequently, our financial performance is dependent to a significant extent on the economy of Israel.  During the year 2000, Israel’s Gross Domestic Product rose by 7.4%, while during 2001 and 2002 it declined by 0.9% and 1%, respectively. The economic slowdown during 2001 and 2002 adversely affected our financial performance.  We cannot be sure if and for how long the Israeli economy will continue in its slowdown and what affect this will have on our financial performance.

Government-imposed price controls may have a material adverse effect on our operating results.

          The Israeli government is authorized to control the prices of goods and services offered in Israel.  At present, some of the products we offer in our stores, including bread, flour, eggs, milk and margarine are subject to government-imposed price controls.  In addition, during periods of high inflation in the past, more extensive price controls have been imposed throughout Israel.  We do not believe that current price controls have any material adverse effect on our business or operating results.  However, any imposition of more extensive price controls in the future may have a material adverse effect on our operating results.  Although we do not anticipate the imposition of additional price controls, we cannot assure you that broader price controls will not be imposed in the future.

It may be difficult to enforce a U.S. judgment against us and our officers and directors, to assert U.S. securities laws claims in Israel or serve process on our officers and directors.

          We are incorporated in Israel.  All of our executive officers and directors are nonresidents of the United States, and substantially all of our assets and the assets of these persons are located outside the United States.  Therefore, it may be difficult to enforce a judgment obtained in the United States based upon the civil liabilities provisions of the U.S. federal securities laws against us or any of these persons or to effect service of process upon these persons in the United States.  Additionally, it may be difficult for you to enforce civil liabilities under U.S. federal securities laws in actions instituted in Israel.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company.

          Blue Square-Israel Ltd. was incorporated in June 1988 as a company under the laws of the State of Israel.  Blue Square’s principal executive offices are located at 2 Hamal Street, Rosh Ha’ayin 48092, Israel and its telephone number is 972-3-928-2222.

          Effective January 1, 1996, we and the Co-Op completed a reorganization of holdings, pursuant to which the Co-Op transferred to Blue Square in consideration for 29,789,000 of Blue Square’s ordinary shares, its then 67% interest in BSIP and other shareholdings, real property, rights to the trade names “Co-Op” and “Co-Op Blue Square” and certain other trade names and trademarks.  We assumed all the rights and obligations with respect to the transferred assets as of January 1, 1996 and agreed to indemnify the Co-Op for any obligations with respect to these transferred assets arising after that date.  The Co-Op retained obligations with respect to the transferred assets through December 31, 1995 and agreed to indemnify us for any obligations (including taxes) arising prior to January 1, 1996.

          In 1996, Blue Square completed its initial public offering and its ADSs were listed for trading on the New York Stock Exchange.  In November 2000, Blue Square’s ordinary shares were listed for trading on the Tel Aviv Stock Exchange.

Capital Expenditures

          A key component of our business strategy is the establishment of new stores, the remodeling of existing stores and the improvement of our distribution facilities.  During the three months ended March 31, 2003, we invested NIS 33.1 million, or $7.1 million in fixed and other assets. In 2002, we invested NIS 248 million, or $52.4 million in fixed and other assets, a 15.1% decrease from our 2001 investment of NIS 292 million, or $61.6 million. This decrease is primarily attributable to our strategy of leasing store sites with an option to renew the lease, rather than to purchase store sites. Of our fixed asset investment in 2002, we invested NIS 112 million, or $23.6 million in land, leaseholds and buildings, as compared with NIS 146 million, or $30.8 million in 2001.  In 2000, we invested NIS 316 million, or $66.7 million in fixed and other assets.  As of December 31, 2002, we had entered into agreements for the purchase of real estate and equipment in an aggregate of NIS 105 million, or $22.2 million.

          We seek to lease or, if deemed necessary, purchase land in commercial centers.  For additional information pertaining to our principal capital expenditures and divestitures for the last three financial years and those of which are currently in progress, and the method of financing, see “Item 5.  Operating and Financial Review and Prospects–Liquidity and Capital Resources.”

          Due to our strategic plan to focus our business on supermarket goods, we have made the following investments and divested the following interests since 1998:

•	In 1998, Blue Square invested NIS 168 million, or $35.5 million in BSIP to increase its share in its controlled subsidiaries.

•	In 1998, BSIP sold to the Co-Op its interest in Hamashbir, which operates a department store chain in Israel, for NIS 202 million, $42.6 million.

•	In 1999, we sold our holdings in I.D. Design stores, which sell Danish furniture and home furnishings.

•	In March 2000, Blue Square sold its holdings in Home Centers (Do It Yourself) Ltd., or Home Centers, which sell do-it-yourself products, for $24.7 million;

•

In February 2001, Blue Square completed the sale to the Co-Op of Blue Square’s interest in the issued and outstanding share capital of Blue Square Furniture Ltd., which holds the franchise to sell furniture and accessories in Israel under the brand name IKEA, for $1.3 million.

•

In November 2001, BSIP sold its holdings (50%) in Regba Properties Ltd. and Regba Streets Ltd., which are engaged in the construction of a commercial center near Naharia, for approximately NIS 30 million or $6.3 million.

Contemplated Change in Control

          At a meeting of the members of Co-Op held in May 2002, a majority of more than 99.9% of the members confirmed a proposed settlement providing for the sale of the assets of the Co-Op, including approximately 78.1% of Blue Square Ordinary Shares. The settlement was also approved by the audit committee of the Co-Op appointed by the District Court of Tel Aviv and approved by the District Court of Tel Aviv. In April 2003, following the submission of a number of bids for the holdings of the Co-Op in Blue Square, Blue Square was informed that the highest bid, submitted by Bronfman-Alon Ltd. (“Bronfman-Alon”), was for the amount of NIS 1,337 million (the equivalent of $288.3 million on the date of the submission of the bid) plus interest to the date of purchase.  On April 10, 2003 the District Court of Tel Aviv declared Bronfman-Alon as the winning bid of the tender for the sale of the holdings of Co-Op in Blue Square.  The sale agreement and its execution has been approved by the Commissioner of the Israeli Antitrust Authority, and is expected to be completed shortly.

          As part of the agreement between the Co-Op and Bronfman-Alon pursuant to which Bronfman-Alon has agreed to acquire all of the shares in Blue Square owned by the Co-Op, Bronfman-Alon has agreed to honor all existing collective agreements and arrangements with employees of Blue Square and to respect all rights of employees of Blue Square granted under applicable law.  In addition, Bronfman-Alon has agreed that (i) a “goodwill grant” will be made to members of management of Blue Square and to employees of Blue Square and/or (ii) issuances of options to buy shares or shares to members of management of Blue Square and to employees of Blue Square concurrently with the issuance by Blue Square of shares to the public, in either case as agreed upon with the Chief Executive Officer of Blue Square (in the case of grants and/or issuances of options or shares to management) and with representatives of the employees of Blue Square (in the case of grants and/or issuances of options or shares to employees).   Agreement on the foregoing grants and/or options or shares has not yet been concluded among the relevant parties.  Such “good-will grant” to members of management and employees of Blue Square may be made by Blue Square and may be material in amount.  It is unclear at this time what effect such grants and/or issuances will have on Blue Square and/or its shareholders.

          In addition, as part of the agreement between the Co-Op and Bronfman-Alon, Bronfman-Alon has agreed to purchase, or to cause Blue Square to purchase, for a period of seven years, a directors’ and officers’ liability insurance policy (“Contemplated Policy”) for directors and officers of Blue Square and those who serve(d) as directors and officers of its subsidiaries on behalf of Blue Square.  The Contemplated Policy will cover such current and former directors and officers for actions or omissions that occurred during the seven-year period prior to the acquisition of the Blue Square shares by Bronfman-Alon from the Co-Op.  It was agreed that the maximum coverage of the Contemplated Policy will be in such amount as is customary for other companies comparable in size and business to the Company and whose shares are listed on the New York Stock Exchange, but in any event not less than $15 million per event and per twelve-month period.

          Bronfman-Alon also agreed not to challenge letters of exemption and indemnification granted to directors and officers of Blue Square since September 2000.

          Bronfman-Alon is owned 50% by each of the following:

          (i)          Alon Israel Oil Company Ltd., an Israeli-based fuel company, which is owned 35% by the purchasing entities of kibbutzim in Israel, 26% by Africa Israel Trade and Agencies Ltd., a subsidiary of Africa Israel Investments Ltd. (“Africa Israel”), a public company traded on the Tel Aviv Stock Exchange, and 39% by Bailsol Investments (1987) Ltd. (“Bailsol”).  Mr. Lev Levayev is the controlling shareholder of Africa Israel.  David Wiessman and the Biran family are the controlling shareholders of Bailsol.

          (ii)           Mr. Matthew Bronfman.

B.	Business Overview.

General

          We are a leading food retailer in the State of Israel.  Through our supermarkets, we offer a wide range of consumer products, including food and beverages and also apparel, housewares and cosmetics.  As of December 31, 2002, we owned and operated 173 supermarkets under the brand names Mega, Super Center, Super Center City, Co-Op,  Shefa Mehadrin and King Center.  In addition, during 2003, we began to operate supermarkets under the brand name “Shefa Shuk,” which are small hard discount stores catering to Israel’s growing ultra-orthodox population.

          We are comprised of Blue Square and its consolidated subsidiaries, the largest of which is BSIP.  As of March 31, 2003, Blue Square owned 80.73% of the outstanding shares of BSIP, the balance of which were publicly held and traded on the Tel Aviv Stock Exchange.  BSIP, in turn, owns all of the outstanding shares of Blue Square Chain (Hyper Hyper).   BSIP and its direct and indirect subsidiaries are the owners of 59 of our supermarkets.  The consolidated sales of BSIP and its subsidiaries in 2002 aggregated approximately 65.8% of our consolidated sales for that period.  As of March 31, 2003, the total consolidated assets of BSIP and its subsidiaries aggregated approximately NIS 1.4 billion, or $299 million, constituting approximately 41.5% of our total consolidated assets at that date.

          The following table sets forth the growth in the number of our stores (net of store closures) and store space as of the dates indicated:

	No. of Stores	Store Space (square meters)

As of December 31, 1998	158	218,200
As of December 31, 1999	165	239,000
As of December 31, 2000	168	258,000
As of December 31, 2001	171	279,000
As of December 31, 2002	173	292,600

          We believe that, by reason of our position as a leading food retailer in Israel, we can realize significant economies of scale and synergies in these areas such as financing, purchasing and distribution, “frequent buyer” customer programs and store site selection.  For example, we operate a central distribution facility, which provides our supermarkets with a variety of services, including centralized product purchasing, warehousing and distribution.

          In the “Mega” chain stores, which are hard discount large stores, we offer special discount prices to customers.  We believe this marketing concept may have a significant influence on our business results. As of December 31, 2002, we operated 17 Mega Stores, consisting of approximately 85,400 square meters space. These stores generated approximately  34% of our sales during 2002.

          We operate a “Buy & Bonus” frequent-buyer incentive program, which allows our customers to earn free gifts.  We offer the “Buy & Bonus” program in all of our stores to increase consumer traffic and encourage customers to patronize our stores.

Industry Overview

          We estimate that sales in Israel of supermarket goods totaled approximately NIS 34 to 35 billion, or $7.2 to $7.4 billion in 2002.  Precise data on sales of supermarket goods in Israel are not available.  In Israel, supermarket goods are sold in supermarkets, independent groceries and open-air markets. The supermarket retail chain market consists of three large chains: SuperSol, ClubMarket and us, as well as other smaller but developing chains.

          We estimate that significant growth opportunities for supermarkets in Israel remain as more households begin to purchase supermarket goods at supermarkets rather than smaller grocery stores and open-air markets.  We estimate that approximately 51-52% of the total sales of supermarket goods in Israel in 2002 were made by organized supermarket chains, a percentage that is considerably lower than the estimated market shares prevailing in Europe and the United States.  Accordingly, we believe that there is an opportunity for us to grow correspondingly with the general growth of the supermarket sector in Israel.

Our Supermarkets

          We operate several supermarket formats, tailoring store sizes and product ranges to meet the preferences of each format’s target customers. Our supermarket formats are among the most recognized in Israel. According to data published by the Israeli Central Bureau of Statistics, total retail sales of food, drinks and tobacco in Israel was approximately NIS 34.6 billion during the year 2001. According to this data, supermarket chains in Israel during 2001 accounted for approximately 52%, or the NIS 17.9 billion, of the retail sales of food, drinks and tobacco in Israel and our supermarkets accounted for approximately 31%, or the NIS 5.6 billion, of the retail sales of food, drinks and tobacco in Israel. We estimate that our market share of supermarkets chains in Israel during the year 2002 decreased to approximately 30%.

          See “- Our Operations” for a description of our supermarket formats as of December 31,  2002.

Seasonality

          Our business is subject to fluctuations in quarterly sales and profits.  These fluctuations are primarily attributable to increased sales and higher operating income in the holiday seasons occurring in different quarters from year to year.  Thus, for example, increased sales attributable to Passover, which occurs in either March or April, may be realized in either the first or the second quarter, and sales attributable to the Jewish New Year, which occurs in either September or October, may be realized in our financial report in either the third or the fourth quarter.

          Many of our expenses are unrelated to the level of sales, and therefore a relatively modest increase or decrease in sales, whether or not related to the timing of holidays, tends to have a disproportionately large impact on our profitability.

Our Strategy

          Our strategy is to take advantage of our position as a leading food retailer in Israel, by expanding our market presence in existing retail food markets and by entering into new retail food markets.  To achieve this goal, we intend to pursue a number of operating and growth strategies, which include:

•	maintaining a strong commitment to customer satisfaction;
•	opening additional store locations, improving and enlarging existing stores and closing underperforming stores;
•	improving commercial management;
•	increasing operational efficiency;
•	increasing sales of non-food products in our stores; and
•	increasing sales of private label products.

          Maintaining a Strong Commitment to Customer Satisfaction

          An integral part of our business strategy is to provide our customers with value and service at competitive prices at each of our supermarkets.  We believe that maintaining this commitment is fundamental for our continued growth.  For this reason, we continuously monitor the prices of our competitors and adjust our prices to meet customer expectations.  Similarly, we constantly evaluate the quality and breadth of our product selection to ensure customer satisfaction.

          As part of our commitment to customer service, we utilize an employee incentive program designed to promote quality in each of our supermarkets.  During the last seven years, the program has increased employee awareness of quality in the operation of the stores, such as being sensitive to costs and changing trends in customer preferences.  The program involves a bonus system that awards employees for implementing ideas and enhancing the quality of service provided to customers.

          As part of our business strategy, we aim to adjust ourselves to meet the needs of our customers. We therefore began to adjust our stores to meet the needs of a more price-sensitive customer base likely to reduce total purchases and to focus on necessities. We have emphasized the hard discount Mega supermarket format. In addition, we have taken other steps to meet the needs of our customers, such as expanding the hours and parking areas for certain of our stores.

          Opening Additional Store Locations, Improving and Enlarging Existing Stores and Closing Underperforming Stores

          We believe that opportunities exist to increase supermarket sales in localities whose populations are currently under-served by supermarkets. We plan on opening stores where opportunities exist, but at a somewhat slower pace compared to previous years in light of the current unfavorable economic environment and the increased competition.  For this reason, by the end of 2003, we plan to open approximately 7 additional supermarkets with an emphasis on Mega and other discount formats, totaling approximately 25,000 – 28,000 square meters of store space. In the year 2004, we are planning to open 8-10 new branches with total store space of 20,000-22,000 square meters. In addition, we plan to continue to remodel some of our supermarkets give them a more “upscale” orientation, offering improved product selection and increased focus on customer service.  Remodeling typically includes the installation of new display fixtures, additional shelf space, specialty departments and checkout counters.  Our experience has been that supermarket remodeling, which is conducted in each store every eight to twelve years, usually improves sales per square meter.

          We currently plan to spend approximately NIS 190 million, or $40 million on the opening and development of new supermarkets and the remodeling of our existing supermarkets through the end of 2003.

          As part of our strategy, we also aim to close underperforming stores.  From January 1, 2003 until June 15, 2003, we closed 11 stores, and we expect to close an additional 3-4 stores by the end of the year 2003.

          The following table illustrates the change in the number of our stores (net of store closures) and store space during the periods indicated:

	No. of Stores	Store Space (square meters)

As of December 31, 1999	165	239,000
Net increase in 2000	3	19,000
Net increase in 2001	3	21,000
Net increase in 2002	2	13,600

Total (As of December 31, 2001)	173	292,600

          Improving Commercial Management

          We seek to increase sales per square meter and overall gross margins by improving the selection of products offered at our supermarkets.  We believe that our management information systems provide a key tool for improving product selection and that the continued upgrading of our systems will help reduce operating costs and increase operating efficiency.  We have adopted a “category management” approach by which an internal category manager of ours is responsible for the sale of a specific category of products across all of our supermarkets and is accordingly afforded greater discretion in selecting the specific products within that category to be sold at the stores.  The upgrading of the supermarkets’ management information and point-of-sale systems enables category managers more easily to obtain up-to-date information regarding the sales of particular products and the demographics of their consumers.  All of our supermarkets are equipped with a point-of-sale system.

          In addition, we believe that consumers have shown an increased preference for food stores that offer both a wide variety of traditional food and non-food items and an expanded assortment of prepared food and produce.  In response, we continue to upgrade our supermarkets by adding new food and non-food selections and new specialty departments, such as full service bakeries, delicatessens, fresh meat, prepared food departments and pharmacies, and certain supermarkets also contain concession operations, which sell a variety of goods.  Sales of these items typically yield higher margins.

          Increasing operational efficiency

          Due to competitive pressures on supermarket goods prices, we endeavor to maximize our operational efficiency.  During 2002, we increased efficiency at our main office and at our distribution center by ceasing several activities and cutting costs.   In addition, we implement this strategy by consistently monitoring the operations of each of our stores and their respective departments.  As a result of our monitoring, we identify certain stores and specific departments with low profitability that are candidates to be modified or closed. We also implement this strategy by adjusting our employee headcount at our stores where necessary to meet each store‘s potential performance.

          Increasing sales of non-food products in our stores

          Due to the higher average gross profits associated with the sale of non-food products as compared to food products, part of our strategy is to increase the sale of our non-food products in our supermarkets.  During 2002, the sales of non-food products constituted approximately 3.2% of our sales.  Our goal is to increase sales of non-food products to account for 5-6% of our total revenues.

          Increasing sales of private label products

          In the beginning of 2001, we received the exclusive distribution rights in Israel of the private label products “Leader Price,” owned by a leading French retailer which markets its products in 30 countries around the world. By the end of 2002, sales of private label products (excluding dairy and bakery products) accounted for approximately 9% of our total revenues.  Our goal is to increase sales of private label products to account for 15% of our total revenues. Private label products provide customers with an attractive alternative selection of products that are comparable in quality to brand name products but are offered at substantially lower prices. Usually the average gross profit from private label products is 10-15% higher than average gross profit from other products.  We believe that our private label products enhance customer loyalty and differentiate our stores from those of our competitors.

Competition

          The Israeli food retailing industry is highly competitive and is characterized by high inventory turnover and narrow profit margins.  We compete with other supermarket chains, such as SuperSol and ClubMarket, independent grocers, open air markets, and other retailers selling supermarket goods.  Competitive pressures increase as the supermarket sector in Israel approaches higher saturation levels and will continue to increase in the event that our competitors expand their operations or new companies enter the market.

          Other major chains have launched their own hard discount formats. In addition, a new class of very low-priced private markets has emerged in selected areas. Some of them, by operating on Saturdays and offering non-kosher food, these operations have been able to capture a significant part of the sale from the major chains. Large supermarket chains in Israel, including us, are kosher and therefore do not offer non-kosher food or operate on Saturdays.  As a result, we estimate that Blue Square’s market share dropped from approximately 33% to approximately 30%.

Our Operations

          Our supermarket operations are conducted under a number of store formats, including Mega, Super Center, Super Center City, Co-Op, Shefa Mehadrin, King Center  and others, which are among the most well-recognized retail names in Israel.  During 2003 we began to operate supermarkets under the brand name “Shefa Shuk”.  Our supermarkets offer a wide selection of supermarket goods.  The mix of products of each supermarket format varies to address the preferences of its target customers.  Many of our supermarkets offer specialty departments such as full service bakeries, delicatessens, fresh meat, prepared food departments and pharmacies, and certain supermarkets also contain concession operations, which sell a variety of goods.  Sixteen of our supermarkets also include drugstores, which sell medications, prescription medicines, cosmetics, perfume and personal hygiene items.

          A portion of our stores operations is owned directly by Blue Square, and the other portion is owned by Blue Square’s subsidiary, BSIP and its subsidiaries.  The stores which are operated directly by Blue Square generally are less than 1,500 square meters, and the stores which are operated by BSIP and its subsidiaries generally are more than 1,500 square meters.

          The following table provides certain information regarding the Blue Square stores and the BSIP stores as of December 31, 2002:

	Blue Square Israel		BSIP		TOTAL

Retail Format	Number of Stores	Store Space (square meters)	Number of Stores	Store Space (square meters)	Number of Stores	Store Space (square meters)

Mega(1)	1	3,901	16	81,497	17	85,398

Super Center(2)	3	4,509	17	41,085	20	45,594

Super Center City(3)	46	44,546	3	4,719	49	49,265

Co-Op(4)	45	41,001	7	11,982	52	52,983

Shefa Mehadrin(5)	4	5,190	3	7,795	7	12,985

King Center(6)	1	1,372	14	36,986	15	38,358

Other Local Formats(7)	13	8,017			13	8,017

Total	113	108,536	60	184,064	173	292,600

(1) Hard discount prices, large stores (average size of 5,000 square meters), offer a wide variety of food items and other departments.

(2) Large size (generally over 1,500 square meters) offering wide selection of food and household items at reduced prices and fewer services.

(3) 800–1500 square meters size stores, similar to Super Center but offers a more limited variety of items.

(4) Full service convenience stores, offering wide selection of food and general merchandise.

(5) Specialized supermarket concept oriented to ultra-orthodox Jewish population.

(6) Hard discount prices, medium sized stores (approximately 2,500 square meters) as compared to Mega, target a narrower geographic area than Mega.

(7) Local stores, usually 400-1000 square meters, with low prices and a limited variety of items.

Purchasing and Distribution

          We purchase products for our supermarkets through a central purchasing office that selects products for all of our supermarkets and negotiates prices, promotions and terms of payment with individual suppliers on a company-wide basis.  We believe that our large volume of purchases and our ability to offer chain-wide exposure for our suppliers’ products and promotions, enable us to avail ourselves of attractive volume-buying opportunities and manufacturers’ discounts.

          Through our distribution center, we can distribute products from suppliers and manufacturers, thus reducing prices and broadening the range of available products.  The distribution center is operated on a 40,000 square meter site.  At this site, we operate approximately 19,000 square meters as warehouse space.  We conduct the administration of the warehouses and distribution by means of a computerized system that consolidates orders from all the branches while giving consideration to inventory levels, store requests and company planning.

          We purchase products for our supermarkets from more than 1,100 suppliers, including manufacturers, importers and distributors.  Approximately 81% of our grocery items and 87% of our meat and fish are delivered directly by suppliers to some of our stores.  For certain other items, including 90% of fruits and vegetables, we provide distribution to our supermarkets through our distribution center.  For the year ended  December 31, 2002, approximately 23.8% of our sales were of products distributed from the distribution center.

          We actively seek to diversify our suppliers.  However, we purchase most of our dairy, fresh produce and poultry products from Tnuva, an Israeli food cooperative, which holds a leading position in the domestic dairy and poultry markets.  In 2002, Tnuva’s products accounted for approximately 15% of all the products sold at our supermarkets.  In addition, Strauss and Elite, two Israeli food manufacturers under common control, accounted in 2002 for approximately 10% of all products sold at our supermarkets, and the Osem group accounted for approximately 7% of all products sold at our supermarkets in 2002.  Because of our status as a leading food retailer in Israel and the fact that we maintain an excellent and long-standing relationship with Tnuva, Strauss, Elite and Osem, we do not believe that there is a material risk of future stoppage of supply of products of these key suppliers.  However, we do not have a written contract with Tnuva, Strauss, Elite or Osem regarding these supply arrangements.  In addition, in recent years, there has been a process of consolidation among our suppliers.  As a result, our largest suppliers now account for a larger percentage of our product purchasers.  The ten largest suppliers for our supermarkets accounted for approximately 50% of our product purchases in 2002.  We do not believe that our supermarket business is dependent on any one supplier or group of suppliers and, in the past, we have not experienced any material problems in obtaining products of the quantity and type required.

Marketing

          We endeavor to create an awareness of our supermarkets as offering a combination of broad selection, high-quality service and competitive prices.  Our primary advertising outlets, in addition to point-of-sale marketing, are television, newspapers, radio, billboards and direct mail.    Store promotions are conducted, from time to time, in all our supermarkets, in specific chains or in individual stores.  These promotions include our Mega club, Buy & Bonus incentive program, price reductions, gifts or deferred payment terms.  We believe that Mega and Buy & Bonus are two of the leading customer clubs in Israel.   We have joint advertising and sales initiatives together with some of our suppliers.  The stores accept cash, checks, credit cards and gift certificates.  We provide extended payment terms for supermarket purchases.

Management Information Technology

          In accordance with our strategy to improve operational efficiency, we invested considerably in building back-office systems for the branches, purchasing facilities and inventory management, and in optical scanning technology to reduce the labor costs attributable to product pricing and customer check-out.

          Another way of achieving efficiency is using electronic data interchange technology for transferring information to and from the biggest suppliers of the chain.

          All of our supermarkets are equipped with a point-of-sale system, consisting of laser scanners at check-out sales counters.  Most of the items sold in our supermarkets are purchased by us with bar codes already imprinted on their packaging.  Bar code scanner information allows each supermarket to track inventory and sales information on an automated real-time basis.  This technology facilitates immediate response and action by management.  The management information systems are also used extensively by the category managers to continuously improve the product selection offered at each store with the aim of increasing sales and enhancing gross margins.

          We use information technology to improve operational efficiency.  We also use information technology as a means of generating a competitive and strategic advantage in our market.  In order to expand the services we provide to our customers, we have implemented an Internet strategy.

          Blue Center Home Buying Network

          In 2002, we launched Blue Center, a convenient home shopping program. This service enables our customers to place orders through the Internet, by phone or by fax and to have the goods delivered within a few hours. This service is available in the  Tel Aviv, central Israel and Jerusalem areas. We intend to continue with the development of the Blue Center network.

Government Regulation

          Our operation of supermarkets in Israel requires permits from municipal authorities, which are conditioned on the prior approval of various agencies, including the health and environment ministries, the police and fire departments.  If we are unable to obtain or maintain one or more required permits, we may be required to close one or more stores or to take other remedial action to obtain or maintain these permits. See “Item 3. Key Information- Risk Factors- Failure to obtain or maintain permits required for our operations may adversely affect our operating results” for more information.

          The Israeli government is authorized to control the prices of goods and services offered in Israel.  Any imposition of more extensive price controls in the future than those that currently exist may have a material adverse effect on our operating results. See “Item 3. Key Information- Risk Factors- Government-imposed price controls may have a material adverse to effect on our operating results” for more information.

          A law effective October 1, 2001 requires stores to charge a deposit for drink containers of less than 1.5 liters and more than 0.1 liter and accept the return of empty containers for refund.  The Knesset, the Israeli parliament, is considering an amendment to this law which would require stores to also charge a deposit for drink containers of 1.5 liters and more and accept the return of empty containers for refund.  Blue Square is no longer a participant in the activities of a recycling corporation whose purpose is to set up and operate a mechanism to implement the provisions of the law.  Blue Square has commenced a lawsuit against the recycling corporation for the reimbursement of expenses that the recycling corporation was obligated to reimburse Blue Square under the agreement between the founders of the recycling corporation and the recycling corporation.  We have incurred expenses to allocate storage space for the empty containers and dedicate special cashiers for returning the deposits.  We have also incurred expenses for additional personnel and equipment, including equipment in some of our stores that enable consumers to automatically receive their deposits while bringing back the empty containers without the need for store personnel.  For information regarding a claim under the new law, See “Item 8. Financial information-Legal Proceedings”.

          Our business is subject to the jurisdiction of the Israeli Antitrust Authority.  In 2002, the director of the Antitrust Authority announced that the arrangements relating to the gift certificates issued by Blue Square and other supermarket chains apparently constitute a restrictive arrangement pursuant to the Israeli antitrust law.  At this stage, we cannot assess the impact of the aforementioned announcement on Blue Square’s business.  Following the announcement, Blue Square decided to cease issuing the gift certificates jointly with other supermarket chains and is presently issuing its own gift certificates.

          The Israeli Antitrust Authority may limit our ability to execute our strategy of expanding our market presence.  The Israeli Antitrust Authority may not approve future acquisitions of Blue Square’s market presence on the grounds that it violates anti-trust law in Israel.

          The Israeli Antitrust Authority has demanded that Israeli credit card companies narrow the interchange commission rates charged in respect of different retailers.  As a result, the commission charged by credit cards companies to us was increased substantially and may materially affect our operating results.   See “Item 3. Key Information- Risk Factors-The Israeli Antitrust Authority may take actions that limit our ability to execute our business strategy or otherwise affect our profitability” for more information.

          In March 2003, the Israeli Antitrust Authority notified us that the previous agreement between a subsidiary and another party with respect to a partnership at “Malkha Shopping Center” branch constitutes a restrictive arrangement. Prior to the aforementioned notification, the partnership was dissolved through the  acquisition of the other party’s share of the partnership by our subsidiary. We are presently unable to estimate the effect of the notification of the Israeli Antitrust Authority and its ultimate outcome.

          From April 2000 to May 2003, the Israeli Antitrust Authority conducted an investigation into alleged restrictive trade arrangements between major supermarkets chains in Israel and large suppliers. During the investigation, an inquiry was conducted in our offices and our CEO and other senior officers were interrogated.

          On May 29, 2003, the Commissioner of the Israeli Antitrust Authority announced that it had concluded its investigation. The Commissioner of the Israeli Antitrust Authority notified us that due to the findings, the Israeli Antitrust Authority is considering taking enforcement actions against those who had violated the law. In addition, the Commissioner publicized a document of direction, which contains his view of the legality of certain commercial conduct between the large supermarket chains (which consists of SuperSol, ClubMarket and us) and the large suppliers, which was exposed during the investigation.  The document of direction also contains the Commissioner’s proposal as to how the large supermarket chains and suppliers should conduct certain of their activities in the future.  The document of direction was publicized and is open for comment for a period of 45 days from the date of its publication.

The main directions in the document of direction were the following:

•

Any decision as to the identity and number of suppliers of any large supermarket chain must be made independently by each chain without the involvement of the suppliers. A large supermarket chain may not receive any benefit from a supplier for reducing the total number of suppliers or for reducing the shelf space of products sold by competing suppliers.

•	Any decision by a supermarket chain whether to sell private label products should be made independently by each supermarket chain without the involvement of the suppliers.
•	The document imposes certain limitations on arrangements by which certain suppliers are provided preferential allotments of space in the supermarkets.

•	Independent category management may only be managed by the large supermarket chains, and not by suppliers.
•	The document imposes limitations on the ability of suppliers to grant benefits to large supermarket chains for achieving certain sales targets.
•	The document imposes prohibitions on arrangements between suppliers and large supermarket chain which require the supermarket chain to sell a certain percentage of the supplier’s products.
•	The document imposes prohibitions on the ability of a supplier to demand that any of its products have a particular sale price in a supermarket chain.
•

The document imposes prohibition on the ability of any large supermarket chain to demand that a supplier’s products have a particular sale price in a competitor’s store, including a prohibition on the ability of a supermarket chain to demand a retroactive discount from a supplier based on the sale price of the supplier’s products in a competing supermarket chain.

•	The document imposes certain limitations on the exchange of information between the large supermarket chains and their suppliers.

          We are currently examining the impact of the document of direction on our business.

          We are obligated to label prices on our products on the basis of two main laws: The Consumer Protection Law, 1981, and the Commodities and Services (Control) Law, 1957.  Contravention of these laws constitutes a criminal offense.  As a result, we expect to be charged in connection with discrepancies between the prices appearing on products, and the prices charged by the cash register at the point of sale. These discrepancies are the result from human error by personnel responsible for labeling our products. In any event, we are making our best efforts to minimize these errors, including directing store management, in situations where a discrepancy is found between the price on a product and the price appearing at the cash register, to charge the lower price.

C.	Organizational Structure

          Blue Square operates all of the supermarkets, including those that are owned by its partially owned subsidiaries, and is the direct operator of 113 of the supermarkets.  Stores owned by BSIP generated approximately 65.8% of our sales during 2002.   The remainder of our operations is owned by Blue Square’s partially owned subsidiaries, each of which has its own board of directors and management.  Blue Square, directly or indirectly, appoints all or a majority of the board of directors of each of these subsidiaries and typically an appointee of Blue Square serves as the chairman of the board of directors of each subsidiary.  Although Blue Square appoints all or most of the board of directors of each subsidiary, each subsidiary’s board of directors has independent fiduciary obligations to all of its shareholders and to the subsidiary itself.  Blue Square is obligated to deal with its partially owned subsidiaries at “arm’s-length.”  Moreover, in the case of BSIP, which is publicly traded on the Tel Aviv Stock Exchange, the board of directors must include two external directors appointed under Israeli law.  These external directors must satisfy all the requirements of external directors under the Israeli Companies Law, 5759-1999, referred to as the Israeli Companies Law.

          The largest subsidiary of Blue Square is BSIP, of which Blue Square owned approximately 80.73% of the outstanding shares as of December 31, 2002.  The balance of BSIP’s outstanding shares are publicly held and traded on the Tel Aviv Stock Exchange.  BSIP, in turn, owns all of the outstanding shares of Hyper Hyper, which, as indicated in the table set forth below, is the owner of our interests in a number of its other subsidiaries and affiliates.  Blue Square receives management fees from its subsidiaries, including BSIP and Hyper Hyper, as payment for the management and consulting services it provides to them for purchasing, marketing, finance, store development, budgets and control, accounting and financial reporting, taxation, law, internal auditing and data processing services.  For information concerning the flow of funds between Blue Square and its direct and indirect subsidiaries, see also “Item 5.  Operating and Financial Review and Prospects–Liquidity and Capital Resources.”

          Set forth below is a list of our material holdings.  The Company marked with an asterisk is not consolidated in our financial statements.

Company(1)	Operations	% Ownership Held by Blue Square

The Blue Square Chain Investments & Properties Ltd.	Real estate and supermarkets	80.73%(2)
The Blue Square Chain (Hyper Hyper) Ltd.	Supermarkets	80.73%(3)
Shefa Mehadrin Ltd.	Supermarkets	72.66%(4)
Radio Non Stop Ltd.*	Local radio station	28.98%(5)
Teco Ltd.	Plastic packaging materials	40.37%(6)

(1)	All companies are incorporated under Israeli law.

(2)	Blue Square directly owned an 80.73% interest in BSIP as of December 31, 2002. The remaining shares of BSIP are held by the public and traded on the Tel Aviv Stock Exchange.

(3)	BSIP’s wholly owned subsidiary.

(4)	Hyper Hyper owns a 90% interest in this subsidiary. An unaffiliated entity holds the remaining 10% interest.

(5)	Hyper Hyper holds its interest in this Company through a wholly owned subsidiary, which holds a 35.9% equity interest in Radio Non-Stop Ltd. The remaining interests are held by unaffiliated entities.

(6)	BSIP owns a 50% interest in Teco Ltd. The remainder is owned by an unaffiliated entity.

D.	Property, Plants and Equipment.

          As of December 31, 2002, we owned or leased approximately 488,443 square meters of space.   The following table provides certain details regarding the properties that we own and lease.

Properties	Number	Space (sq. meters)

Total Existing Stores
Owned (including long term lease from Israel Land Administration)	98	163,750
Leased under 5 years	45	61,500
Leased between 6-10 years	27	55,750
Leased over 10 years	3	11,600

	173	292,600

Stores in Development
Owned	5	7,850
Leased between 5-25 years	11	36,950

		44,800

Owned Offices (Rosh Ha’ayin, Givataim)	2	11,000
Owned Warehouses (Rishon Letzion, Kiriat Gat)	2	20,000
Leased Warehouses (Barkan, Ramla, Rosh Ha’ayin)	2	3,000

		34,000

Undeveloped Land		90,850

Leased to Third Party		14,201

Unutilized Properties		11,992

TOTAL		488,443

          By the end of 2003, we plan to open approximately 7 additional supermarkets, totaling approximately 25,000 – 28,000 square meters of store space, in localities whose populations are currently under-served by supermarkets or in localities in which we do not have sufficient market presence.In addition, we plan to continue to remodel some of our supermarkets to give them a more “upscale” orientation, offering improved product selection and increased focus on customer service.  Remodeling typically includes the installation of new display fixtures, additional shelf space, specialty departments and checkout counters.  Our experience has been that supermarket remodeling, which is conducted in each store every eight to twelve years, usually improves sales per square meter.  We currently plan to spend more than NIS 190million, or $40 million on the acquisition and development of new supermarkets and the remodeling of our existing supermarkets through the end of 2003. In the year 2004, we  plan to open 8-10 new branches with total store space of 20,000-22,000 square meters.

           Blue Square is also the direct owner of a 50% interest in a 17,000 square meter shopping mall in Jerusalem. We operate a 5,000 square meter store in the mall.

         In February 2003, Accounting Standard No. 15, “Impairment of Assets” was published.  The Standard prescribes the accounting treatment and disclosure for impairment of assets. According to the new Standard, if there is any indication that an asset may be impaired, Blue Square should determine if there has been an impairment of the asset by comparing the carrying amount of the asset to its recoverable amount. To fully describe regarding Standard No. 15, see “Item 5. Operating and Financial Review and Prospects – Critical Accounting Policies”.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

         The following discussion and analysis should be read together with “Item 3.  Key Information—Selected Financial Data” and our consolidated financial statements and notes included elsewhere in this annual report.  This discussion contains forward-looking statements that involve risks and uncertainties.  Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth in “Item 3.  Key Information–Risk Factors.”

General

         We are a leading food retailer in the State of Israel.  Through our supermarkets, we offer a wide range of consumer products, including food and beverages and also apparel, housewares and cosmetics.  As of December 31, 2002, we owned and operated 173 supermarkets under the brand names Mega, Super Center, Super Center City, Co-Op,  Shefa Mehadrin and King Center.

         Operating Results.

         The following table sets forth certain statement of income data as a percentage of sales for the periods indicated:

	Year Ended December 31,

	2000	2001	2002

	%	%	%
Sales	100.00	100.00	100.00
Gross profit	27.82	27.67	26.99
Selling, general and administrative expenses	22.60	22.24	22.97
Operating income	5.22	5.43	4.02
Taxes on income	1.74	1.85	0.77
Minority interest in subsidiaries, net	0.42	0.43	0.11
Income from continuing operations	2.54	2.59	0.13
Net income	2.49	2.59	0.13

Year Ended December 31, 2002 compared with year ended December 31, 2001

         Sales.   Sales in 2002 were approximately NIS 5,548 million, or $1,171 million, a decrease of 6.6% compared with sales of approximately NIS 5,940 million, or $1,254 million in 2001. This decrease in sales is primarily attributable to the recession in the Israeli economy in 2002. In 2002, same store sales decreased by 11.2% due to the opening and the timing of the opening of additional stores by our competitors and us, and a slowdown in general economic growth in the Israeli economy.

         Gross profit.   Gross profit in 2002 was approximately NIS 1,498 million, or $316 million, a decrease of 8.9% compared with gross profit of approximately NIS 1,644 million, or $347 million in 2001.   This decrease in gross profit is primarily attributable to the decrease in our sales.   As a percentage of sales, gross profit decreased to 27% in 2002 from 27.7% in 2001. This decrease is primarily attributable to the increased share of discount stores and to the increased competition in the food retail chains in Israel.

         Operating and administrative expenses. Operating and administrative expenses in 2002 were approximately NIS 1,275 million, or $269 million, a decrease of 3.5% compared with operating and administrative expenses of approximately NIS 1,321 million, or $279 million in 2001. This decrease in expenses was primarily the result of our ongoing efforts to increase our operating efficiency, and was despite the sharp increase in expenses for security, electricity and credit card charges for commission. As a percentage of sales, operating and administrative expenses amounted to 23% in 2002 compared with 22.2% in 2001.

         Operating income.   Operating income in 2002 was approximately NIS 223 million, or $47.1 million, a decrease of 31% compared with approximately NIS 323 million, or $68.2 million in 2001.   As a percentage of sales, operating income in 2002 was 4% compared with 5.4% in 2001.   This decrease in operating income is primarily attributable to the decrease in sales and gross profit, and to the increased competition in the food retail chains in Israel.

         Financial income (expense), net.   Financial income, net in 2002 was approximately NIS 16.2 million, or $3.4 million, compared with financial expense, net of approximately NIS 13.4 million, or $2.8 million in 2001.   This decrease in financial expense, net is primarily attributable to the following:

changes in Israel’s CPI, which increased by 6.5% in 2002 compared with 1.4% in 2001; since our financial statements are adjusted for inflation according to Israeli GAAP, our net unlinked monetary liabilities appreciate as a result of a decrease in the CPI and depreciate as a result of an increase in the CPI.   In 2002, the CPI increased by 6.5%, resulting in a depreciation of our net monetary unlinked liabilities and generating financial income.   However, in 2001, the CPI increased only by 1.4% and as a result, the financial income was lower.

         Other income (expenses), net.   Other expenses, net in 2002 were approximately NIS 177 million, or $37.4 million, compared with other expenses, net of approximately NIS 18.5 million, or $3.9 million in 2001.   This change is primarily attributable to the impairment losses in respect of fixed assets due to the per initial implementation of Accounting Standard No. 15, “Impairment of Assets”, and includes an expense of NIS 11 million, or $2.3 million, in connection with a final settlement of an arbitration dispute with the Co-Op regarding our obligation to pay social benefits to employees. For further information, please see notes 2l, 7b and 18C to the financial statements.

         Taxes on income.   Taxes on income in 2002 were approximately NIS 42.9 million, or $9.1 million, a decrease of 61% compared with approximately NIS 109.9 million, or $23.2 million.   As a percentage of income before taxes on income, taxes on income increased to approximately 75.6% in 2002, compared with 38.4% in 2001. This  increase is primarily attributable to an increase in taxes resulting from nondeductible impairment losses in respect of fixed assests due to the initial implementation of Accounting Standard No. 15, “Impairment of Assets”.

         Minority interest in subsidiaries, net.   Minority interest in subsidiaries, net in 2002 was approximately NIS 6.1 million, or $1.3 million, a decrease of 76.2% compared with approximately NIS 25.6 million, or $5.4 million in 2001.   This decrease in minority interest in subsidiaries, net is primarily attributable to the decrease in the net income of BSIP in 2002.

         Net income.   Net income in 2002 was approximately NIS 7.4 million, or  $1.6 million, a decrease of 95.2% compared with approximately NIS 153.7 million, or  $32.4  million in 2001 principally due to the initial implementation of Accounting Standard No. 15, as described above . As a percentage of sales, net income decreased to 0.1% in 2002 compared with 2.6% in 2001.

Year ended December 31, 2001 compared with year ended December 31, 2000

         Sales.  Sales in 2001 were approximately NIS 5,940 million, or $1,254million, an increase of 5.8% compared with sales of approximately NIS 5,615 million, or $1,185 million in 2000. This growth in sales is primarily attributable to an increase in the selling space of our supermarkets in 2001.   The selling area of our supermarkets increased from 258,000 square meters as of December 31, 2000 to 279,000 square meters as of December 31, 2001. In 2001, same store sales decreased by 3.2% due to the opening and the timing of the opening of additional stores by our competitors and us, and a slowdown in general economic growth in the Israeli economy.

         Gross profit.   Gross profit in 2001 was approximately NIS 1,644 million, or $347 million, an increase of 5.2% compared with gross profit of approximately NIS 1,562 million, or $330 million in 2000.   This increase in gross profit is primarily attributable to the increase in our sales.   As a percentage of sales, gross profit decreased to 27.7% in 2001 from 27.8% in 2000.

         Operating and administrative expenses.   Operating and administrative expenses in 2001 were approximately NIS 1,321 million, or $279 million an increase of 4.1% compared with operating and administrative expenses of approximately NIS 1,269 million, or $268 million in 2000. As a percentage of sales, operating and administrative expenses amounted to 22.2% in 2001 compared with 22.6% in 2000.

         Operating income.   Operating income in 2001 was approximately NIS 323 million, or $68.1 million, an increase of 10.2% compared with approximately NIS 293million, or $1.9 million in 2000.   As a percentage of sales, operating income in 2001 was 5.4% compared with 5.2% in 2000.   This increase in operating income is primarily attributable to the successful implementation of our operational efficiency strategy.

         Financial expense, net.   Financial expense, net in 2001 was approximately NIS 13.4 million, or $2.8 million, a decrease of 70.2% compared with financial expense, net of approximately NIS 45 million, or $9.5 million in 2000.   This decrease in financial expense, net is primarily attributable to the following:

         •         In 2001, the CPI increased by 1.4%, resulting in a depreciation of our net monetary unlinked liabilities and generating financial income.   However, in 2000, the CPI remained unchanged and as a result, no financial income was generated.

         •         the reduction of the prime rate of interest regarding short  and long-term loans as established by the Bank of Israel.

         Other income (expense), net.   Other expenses, net in 2001 was approximately NIS 18.5 million, or $3.9 million, a change from other income, net of approximately NIS 20.7 million, or $4.4 million in 2000.   This change is primarily attributable to losses on sales and disposal of fixed assets, net, and a provision for impairment of fixed assets and goodwill. Closing stores with low revenues is part of our efficiency process. In 2001, we closed five stores. “Other Income” for 2000 consisted mainly of a one-time capital gain related to the sale of the Company’s holdings in Home Centers, which resulted in a capital gain (before tax) of NIS 34 million, or $7.2 million.

         Taxes on income.   Taxes on income in 2001 were approximately NIS 109.9million, or $23.2 million, an increase of 12.5% compared with approximately NIS 97.7 million, or $20.6 million.   As a percentage of income before taxes on income, taxes on income increased to approximately 38.5% in 2001, compared with 37.2% in 2000.

         Minority interest in subsidiaries, net.   Minority interest in subsidiaries, net in 2001 was approximately NIS 25.6 million, or $5.4 million, an increase of 7.8% compared with approximately NIS 23.8 million, or $5 million in 2000.   This increase in minority interest in subsidiaries, net is primarily attributable to the increase in the net income of BSIP in 2001.

         Net income.   Net income in 2001 was approximately NIS 153.7 million, or  $32.4 million, an increase of 10% compared with approximately NIS 139.7 million, or  $29.5 million in 2000.   This increase in net income is primarily attributable to the increase in sales and operating income.   As a percentage of sales, net income increased to 2.6% in 2001 compared with 2.5% in 2000.

Quarterly Fluctuations

         Our business is subject to fluctuations in quarterly sales and profits.  These fluctuations are primarily attributable to increased sales and higher operating income in the holiday seasons occurring in different quarters from year to year.  Thus, for example, increased sales attributable to Passover, which occurs in either March or April, may be realized in either the first or the second quarter, and sales attributable to the Jewish New Year, which occurs in either September or October, may be realized in either the third or the fourth quarter.

         Many of our expenses are unrelated to the level of sales, and therefore a relatively modest increase or decrease in sales, whether or not related to the timing of holidays, tends to have a disproportionately large impact on our profitability.

         The following table sets forth certain quarterly information:

	Net sales		Operating income

	Adjusted NIS	Percentage of Full Year	Adjusted NIS	Percentage of Full Year

	(In thousands)		(In thousands)
2002
First quarter	1,434,900	25.9%	71,030	31.8%
Second quarter	1,387,146	25.0%	50,191	22.5%
Third quarter	1,400,197	25.2%	55,897	25.0%
Fourth quarter	1,362,129	23.9%	46,084	20.7%

2001
First quarter	1,412,496	23.8%	77,102	23.9%
Second quarter	1,521,063	25.6%	88,769	27.5%
Third quarter	1,564,847	26.3%	81,606	25.3%
Fourth quarter	1,441,393	24.3%	75,312	23.3%

2000
First quarter	1,302,110	23.2%	66,865	22.8%
Second quarter	1,445,431	25.7%	80,788	27.6%
Third quarter	1,470,490	26.2%	73,997	25.2%
Fourth quarter	1,396,776	24.9%	71,296	24.4%

Exchange Rates

         At December 31, 2002, the representative rate of exchange of the NIS to the dollar, as published by the Bank of Israel, was NIS 4.737 = $1.00. At June 16, 2003, the representative rate of exchange of the NIS to the dollar, as published by the Bank of Israel, was NIS 4.354 = $1.00. The table below sets forth, for the periods and dates indicated, certain information concerning the representative exchange rate of the NIS to the dollar, as published by the Bank of Israel for the years ended December 31, 1998 through 2002:

Year Ended December 31,	Period End	Average Rate(1)	High	Low

		(NIS per $1.00)

1998	4.16	3.80	4.37	3.54
1999	4.15	4.14	4.29	4.01
2000	4.04	4.08	4.20	3.97
2001	4.42	4.21	4.42	4.07
2002	4.74	4.74	4.99	4.44

  (1)  The average of the daily exchange rates in each year.

         The following table sets fourth certain information concerning the representative exchange rate of the NIS to the dollar, as published for the months January through May, 2003.

Month	Period End	Average Rate(1)	High	Low

		(NIS per $1.00)

January	4.81	4.83	4.9	4.77
February	4.81	4.87	4.92	4.81
March	4.69	4.78	4.86	4.69
April	4.52	4.61	4.67	4.52
May	4.37	4.48	4.58	4.37

  (1)  The average of the daily exchange rates.

Impact of Inflation and Currency Fluctuations

         Inflation in Israel increases our expenses, which, because of competitive pressures, are generally not offset, fully or as quickly, by increases in our selling prices and revenues.  In addition, any devaluation of the NIS against various non-Israeli currencies in which we or our suppliers pay for imported goods, has the effect of increasing the NIS cost of these goods.  The periodic adjustment of all NIS amounts set forth in our historical financial statements to reflect changes in the CPI serves to minimize the impact of inflation on any period-to-period comparison of our financial statements.

         Although substantially all of our revenues are received in NIS and a substantial majority of our expenses is incurred in NIS, that portion of expenses which is attributable to goods that are imported into Israel is incurred and payable in currencies other than NIS, especially Euro.  As a result, our operating results are affected by exchange rate fluctuations of the NIS vis-à-vis other currencies, especially the Euro.   See also “Item 11. Quantitative and Qualitative Disclosure about Market Risks.”

Political Conditions

         We and all of our subsidiaries are incorporated under Israeli law and our principal offices and operations are located in the State of Israel.  Political, economic and military conditions in Israel directly affect our operations.  Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying from time to time, in intensity and degree, has led to security and economic problems for Israel.  Israel signed a peace treaty with Egypt in 1979 and a peace treaty with Jordan in 1994. Israel has not entered into any peace agreement with Syria and Lebanon.  Since October 2000, hostilities between Israel and the Palestinians, including the Palestinian Authority, have substantially increased.  These hostilities include terrorist acts in Israel and military operations in the West Bank and Gaza.   The future effect of these hostilities on the Israeli economy and our operations is unclear.

         The future of Israel’s relations with its Arab neighbors and the Palestinians is uncertain and several countries, companies and organizations continue to restrict business with Israel and with Israeli companies.  We believe that in the past, these practices have not had a material adverse effect on us.  However, we could be adversely affected by adverse developments in Israel’s relationships with its Arab neighbors and the Palestinians, or by restrictive laws, policies or practices directed towards Israel or Israeli businesses.

         All male adult citizens and permanent residents of Israel under the age of 51 are, unless exempt, obligated to perform up to 36 days of military reserve duty annually.  Additionally, these residents are subject to being called to active duty at any time under emergency circumstances.  Many of our officers and employees are currently obligated to perform annual reserve duty and are subject to being called to active duty at any time under emergency circumstances.  While we have operated effectively under these requirements since we began operations, we cannot assess the full impact of these requirements on our workforce or business if conditions should change, and we cannot predict the effect on us of any expansion or reduction of these obligations.

Economic Conditions

         Israel’s economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980s, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest.  The Israeli Government has intervened in various sectors of the economy by utilizing fiscal and monetary policies, import duties, foreign currency restrictions and controls of wages, prices and foreign currency exchange rates.  The Israeli Government has periodically changed its policies in all these areas.

         All of our sales are made in Israel and a substantial majority of the goods that we sell are grown, manufactured or processed in Israel.  Consequently, our financial performance is dependent to a significant extent on the economy of Israel.  During the year 2000, Israel’s Gross Domestic Product rose by 7.4% while during the years 2001 and 2002 it declined by 0.9% and 1%, respectively. This economic slowdown during 2002, adversely affected our financial performance during 2002.  We cannot be sure if and for how long the Israeli economy will continue in its slowdown and what effect this will have on our financial performance.

Trade Agreements

         Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation.  Israel is a signatory to the General Agreement on Tariffs and Trade, which provides for reciprocal lowering of trade barriers among its members.  In addition, Israel has been granted preferences under the Generalized System of Preferences from the United States, Australia, Canada and Japan.  These preferences allow Israel to export the products covered by these programs either duty-free or at reduced tariffs.

         Israel and the EEC, known as the European Union, concluded a Free Trade Agreement in July 1975 which confers certain advantages on Israeli exports to most European countries and obligates Israel to lower its tariffs on imports from these countries over a number of years.  In 1985, Israel and the United States entered into an agreement to establish a free-trade area.  The free-trade area has eliminated all tariff and specified non-tariff barriers on most trade between the two countries.  On January 1, 1993, an agreement between Israel and the European Free Trade Association, known as EFTA established a free-trade zone between Israel and the EFTA nations.  In November 1995, Israel entered into a new agreement with the European Union, which includes redefinement of rules of origin and other improvements, including providing for Israel to become a member of the research and technology programs of the European Union.  In recent years, Israel has established commercial and trade relations with a number of other nations, including China, India, Russia, Turkey and other nations in Eastern Europe and Asia.

Corporate Tax Rate

         We are subject to income tax in Israel at the rate of 36% of taxable income.

         For further tax information, see “Item 10.  Additional Information-Taxation-Israeli Tax Considerations.”

Critical Accounting Policies

         We prepare our consolidated financial statements in conformity with accounting principles generally accepted in Israel and include reconciliation to accounting principles generally accepted in the United States. In preparing our financial statements, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. To fully understand and evaluate our reported financial results, we believe it is important to understand the following accounting policies:

         Impairment of Assets

         Effective December 31, 2002 Blue Square applies Accounting Standard No. 15, “Impairment of Assets”. The Standard prescribes the accounting treatment and disclosure for impairment of assets. The Standard applies to all assets appearing in the balance sheet other than: (1) inventories, (2) assets arising from construction contracts, (3) assets arising from employee benefits, (4) deferred tax assets and (5) financial assets (except investments in investee companies that are not subsidiaries).  According to the new Standard, if there is any indication that an asset may be impaired, Blue Square determines if there has been an impairment of the asset by comparing the carrying amount of the asset to its recoverable amount. If it is not possible to estimate the recoverable amount of the individual asset, Blue Square determines the recoverable amount of the cash generating unit (i.e., the smallest identifiable group of assets that generates independently cash inflows from continuing use) to which the asset belongs.  Recoverable amount is defined as the higher of an asset’s selling price and its value in use. Value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life.  If the carrying amount of an asset in the balance sheet exceeds its recoverable amount, an impairment loss should be recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount. An impairment loss previously recognized should be reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the impairment loss was recognized.

         Blue Square evaluates impairment separately for each store or other cash-generating unit. In evaluating impairment, the Company considers corporate assets relating to the stores or other cash-generating units as well as indirect costs that are directly attributable, or that can be reasonably allocated, to the cash-generating units.

         In determining the value in use of an asset, the Company uses best available estimates as to the conditions that will prevail during the remaining useful life of the asset and as to the current condition of the asset. The discount rate used by the Company is 10%. In determining the net selling price of an asset, management relies on estimates of the company’s experts.

         According to U.S. GAAP (SFAS 144 – “Accounting for the Impairment or Disposal of Long-Lived Assets”) an impairment loss is recognized only if the carrying amount of an asset is not recoverable. The carrying amount is not recoverable if it exceeds the estimated undiscounted future cash flows expected to result from the use of the asset. If the carrying amount is not recoverable, an impairment loss should be recorded for the amount by which the carrying value of the asset exceeds its fair value.

         As a result, certain circumstances which would require an impairment loss to be recorded under Israeli GAAP would not require an impairment loss to be recorded under U.S. GAAP.

         The results of impairment tests are subject to management’s estimates and assumptions of projected cash flows, operating results and the discount rate to be used in discounting projected cash flows. Blue Square estimates future cash flows based on its experience and knowledge of the market in which the stores are located. However, these estimates project cash flow several years into the future and are affected by variable factors such as inflation, the strength of the real estate markets and economic conditions. A change in assumptions or market conditions could result in a change in estimated future discounted cash flows and the likelihood of materially different reported results.

         Rebates from suppliers

         Current rebates from suppliers are recorded in the financial statements upon receipt.

         Rebates due from suppliers for which the Company has no obligation to meet specified purchasing targets, are recorded in the financial statements as purchases from these suppliers are made.

         The Company is entitled to certain rebates only upon meeting specified purchasing targets, such as the fulfillment of a minimum annual purchase quota (in quantitative or monetary amounts), or an increase in purchases in comparison with purchases made in previous periods. The rebates are recognized in the financial statements as earned based on a systematic calculation of the extent to which the Company has reached the target, provided it is probable that the final target will be met and the total rebate can be reliably estimated. Estimates as to whether the final target will be met are based, among others, on past experience, the Company’s relationship with the supplier, and the amount of the anticipated purchases for the remaining period. At year-end upon achievement of final targets, the Company adjusts its interim estimtes to the actual.

         Goodwill

         Under Israeli GAAP, goodwill is amortized over the estimated period of benefit, but not longer than 20 years.  Goodwill is reviewed for impairment when circumstances indicate the possibility that impairment exists.

         Under U.S. GAAP (SFAS 142 - “Goodwill and other intangible assets”), goodwill was amortized until December 31, 2001, on a straight-line basis over the estimated period of benefit and thereafter is no longer amortized. Goodwill is to be tested for impairment on adoption of SFAS 142 and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired. Goodwill is tested for impairment on the reporting unit level.  Fair value of the reporting unit is determined by the Company based on market capitalization of the reporting unit.

         Recently issued accounting pronouncents in Israel

         In 2001, the Israel Accounting Standards Board issued Accounting Standard No. 12, “Cessation of Adjustment of Financial Statements”.  Under the provisions of this Standard, financial statements will cease to be adjusted for the effect of changes in the general purchasing power of the Israeli currency. As a result of the issuance of Accounting Standard No. 17 in December 2002, implementation of Accounting Standard No. 12 has been deferred until periods commencing after December 31 2003. Until December 31, 2003, the Company will continue to prepare adjusted financial statements in accordance with the provisions of Opinion No. 36 of the Institute of Certified Public Accountants in Israel.  The adjusted amounts in the financial statements as of December 31, 2003, will serve as the basis for nominal financial reporting as of January 1, 2004.

         The adoption of Standard No. 12 could have an adverse effect on the results of operations of the Company. The extent of the effect is dependent on the rate of inflation and the composition of the assets and sources of financing of the Company.

Liquidity and Capital Resources.

         Our principal source of liquidity is the cash generated by our operations.  Both Blue Square and its partially owned subsidiaries have in the past generally generated sufficient cash from their operations to satisfy their respective operating requirements.  Thus, at the operating level, there have generally been few, if any, requirements for cash flow from Blue Square to its subsidiaries or from these subsidiaries to Blue Square, except for cash payable to Blue Square under management and other agreements.  The available cash resources of BSIP and its subsidiaries have historically been used, and are expected to continue to be used, to finance the expansion of these companies.  In 2002, approximately 35.5% of our sales were paid for with cash and cash equivalents at the point-of-sale, approximately 62.5% of sales were paid for with credit cards and approximately 2% of sales were paid for with other short-term credit arrangements

         The average time period within which our accounts receivable are paid is 31 days.  By contrast, the average time period for payment of our accounts payable is 57 days.  Accordingly, increased capital resources are not required to support an increase in our receivables or inventories because we generally sell our products before we pay our suppliers.  Inasmuch as we can anticipate, with relative certainty, that we will receive a substantial in-flow of cash when payments are made to us by credit card companies at the beginning of the month following the month in which the related credit card purchases were made, we often permit our cash balance to become negative by the end of each month.  Cash generated by operations was approximately NIS 297 million, or  $62.7  million, in 2002, a decrease of 9.4% compared with approximately NIS 328 million, or $69.2 million, in 2001, which, in turn, represented an increase of  6.1% compared with approximately NIS 309 million or $65.2 million, in 2000.

         In March 2000, Blue Square sold all of its holdings in Home Centers to Bilu Enterprise (H.C.) Ltd. for $24.7 million and recorded a capital gain before income tax of approximately NIS 34.8 million, or $7.4 million.  In April 2001, we received proceeds of $1.3 million from the sale of our interests in IKEA.

         In December 2001, we sold all of our holdings (50%) in Regba Properties Ltd. and Regba Streets Ltd., which are engaged in the construction of a commercial center, for approximately NIS 30 million or $6.3 million. The consideration was received in 2002.

         In recent years, we funded our renovation, remodeling and expansion programs primarily from cash generated by our operations and from long and short term loans from banks.  During 2002, we invested approximately NIS 248 million, or  $52.4 million in fixed and other assets, in the development of new stores and in existing store renovation and remodeling, a decrease of 15.1% compared with approximately NIS 292 million, or  $61.6 million during 2001 which, in turn, represents a decrease of 7.4% compared with approximately NIS 316 million, or $66.7 million during 2000.  This decrease is primarily attributable to our strategy of leasing store sites with option to renew the leases other than to purchase store sites. We currently plan to spend in excess of NIS 190 million, or $40 million for the development or acquisition of new supermarkets and retail formats and the renovation and remodeling of our existing supermarkets through the end of 2003.  We intend to finance our store development and acquisitions mainly from cash generated by our operations and from borrowing from bank and financial institutions and intend to finance store renovations, remodeling and expansions mainly from cash generated by our operations.

         The following table sets forth certain information concerning our obligations and commitments to make future payments under contracts, such as debt and lease agreements:

Contractual Obligations

	December 31, 2002
	Expected Maturity (NIS in thousands)

	2003	2004	2005	2006	2007	From 2008 and thereafter	Total

Long term loans from banks	188,549	153,233	101,462	94,794	11,637	986	550,661

Debentures	8,153	-	-	-	-	-	8,153
Non-cancelable Long term leases	93,675	91,177	81,092	70,333	62,353	259,689	658,319

Total contractal cash obligations	290,377	244,410	182,554	165,127	73,990	260,675	1,217,133

         In addition, Blue Square leases 4 stores from the Co-Op.  The minimum annual payment is NIS 0.8 milion

         As of December 31, 2002, Blue Square had entered into agreements for the purchase of real estate and equipment in the aggregate amount of approximately NIS 105 million, or $22.2 million.

Dividends

         During 2002, Blue Square distributed to its shareholders a dividend of $0.72 per share in an aggregate amount of NIS 130 million, or $27.5 million.

         During 2001, Blue Square distributed to its shareholders a dividend of $0.31 per share in an aggregate amount of approximately NIS 52.9 million, or $11.2 million.

Short-Term Credit from Banks

         The following table sets forth the principal terms of our short-term credit from banks and others:

	December 31

	2001	2002
	NIS in thousands

Short- term credit from banks-
Unlinked (1)	92,802	127,809

Current maturities of long-term liabilities:
Loans	121,613	188,549
Debentures	25,709	8,153

	240,124	324,511

(1)	The balance as of December 31, 2002 bears variable interest at a weighted average annual rate of 7.3%.

Long-Term Loans from Banks

         The following table sets forth the principal terms of our long-term loans from banks:

	December 31		Annual Interest Rate %

	2001	2002
	NIS in thousands

Linked to the CPI	261,236	276,907	4.6	(1)
Unlinked	255,591	273,754		(2)

	516,827	550,661

Less- current maturities	121,613	188,549
	395,214	362,112

(1)	Average fixed rate as of December 31, 2002
(2)	As of December 31, 2002, includes NIS 92 million at variables interest (average annual rate as of December 31, 2002- 7.0%). The balance of NIS 182 million is at a fixed annual interest rate of 7.3%.

         For additional information on charges pertaining to the collateralized long-term loans, see note 20 to our consolidated financial statements included elsewhere in this annual report.

Commitments for Capital Expenditures

         As of December 31, 2002, we had entered into agreements for the purchase of real estate and equipment in the total amount of NIS 105 million, or $22.2 million.  We intend to finance the purchase of this real estate and equipment from cash generated by our operations and from borrowings from banks and financial institutions.

C. Research and Development, Patents and Licenses.

         Not applicable.

D. Trend Information.

         In recent years, we have divested interest in businesses that are unrelated to the food and supermarket goods industry.  Accordingly we disposed of most of our businesses in other retail areas.

         We estimate that significant growth opportunities for supermarkets in Israel remain as more households begin to purchase supermarket goods at supermarkets rather than smaller grocery stores and open-air markets.  We estimate that approximately 51%-52% of the total sales of supermarket goods in Israel in 2002 were made by organized supermarket chains, a percentage that is considerably lower than the estimated market shares prevailing in Europe and the United States.  Accordingly, we believe that there is an opportunity for us to grow correspondingly with the general growth of the supermarket sector in Israel.

         The food retailing industry has been subject to increased competition in recent years.  Smaller chains have merged or been acquired.  In addition, as a result of the recession and in response to the success of the hard discount formats, other major chains launched their own hard discount store formats to compete with our stores. Also, recognizing the growing opportunity as the low-end of the market as a result of the recession, a new class of very low-priced private supermarkets have emerged in selected areas, increasing competition in an already difficult market.  Some of them, by operating on Saturdays and offering non-kosher food, have been able to capture a significant part of the sale from the major chains in their areas. Large supermarket chains in Israel, including us, are kosher and therefore do not offer non-kosher food or operate on Saturdays.   The increased competition has led to increased downward pressure on prices.

         As a result of these developments, and our policy to close underperforming stores, we closed 8 underperforming stores in 2002 and an additional 11 stores from January 1, 2003 until June 15, 2003.

         In order to compete effectively in the food retailing market, we believe we must identify new store locations and opportunities to expand and improve existing store locations, but at a somewhat slower pace than in the past due to current unfavorable economic and environment and the increased competition.  However, sales in new stores or in expanded or improved existing stores may increase at the expense of sales in other existing stores of ours due to geographical proximity.  As the supermarket industry grows, the likelihood that sales of one store will adversely affect the sales of a nearby store increases.

         During previous years, we have begun to adjust our stores to meet the needs of a more price-sensitive customer base likely to reduce total purchases and to focus on necessities.  As a result, we have narrowed our focus on providing value to our customers.    We have  emphasized our Mega supermarket format, a chain of discount stores.  During 2002, we converted 3 supermarkets of other formats to Megas and opened 2 new Mega stores.

         In addition, some of our largest suppliers have completed a series of consolidations, while the trend of consolidation among our suppliers continues.   These suppliers may attempt to leverage their negotiating power as their size and market share grow.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.     Directors and Senior Management.

         The following table lists the name, age and position of the directors and executive officers of Blue Square as of June 15, 2003.  It is expected that the contemplated sale of 78.1% of the outstanding shares of Blue Square by the Co-Op (described in “Item 4. Information on the Company- Contemplated Change in Control”) will affect the composition of the Board of Directors of Blue Square.

Name	Age	Position

David Brodet (1)(2)	58	Chairman of the Board of Directors
Arie Bar (3)(4)	64	Director
Tamar Ben-David (1)	52	Director
Doron Cohen (1)(2)	38	Director
Avi Cohen	53	Director
Yona Markovitz (3)	51	Director
Tamar Hacker (2)(3)(4)(5)	54	Director
Yossi Kucik (1)	48	Director
M. Gen (res.) Gideon Shefer (3)(4)	54	Director
Zeev Vurembrand(1)(3)(4)(5)	52	Director
Dr. Haim Zaban (1) (4)	66	Director
Yoram Dar	52	President and Chief Executive Officer
Zvi Bochman	52	Vice President and Chief Financial Officer
Haim Gershon	58	Vice President and Chief Operation Officer
Ilana Kaufman	54	Vice President and Chief Trading and Marketing Officer
Avi Belfer	53	Head of Planning and Maintenance Division
Dov Carmeli	63	Head of Property and Development Division and General Manager of BSIP and Hyper Hyper
Michael (Miki) Lev	52	Head of Human Resources Division
Odelia Levanon	40	Head of Information Technology Division
Iris Penso	42	General Counsel and Corporate Secretary

(1)	Member of the Strategy and Investment Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Corporate Audit Committee. As described under -”Audit Committee- Israeli Companies Law Requirements”, Blue Square maintains a corporate audit committee for purposes of the Israeli Companies Law separate from the audit committee maintained for purposes of the New York Stock Exchange rules.
(4)	Member of the Audit Committee
(5)	External directors.

         David Brodet has served as the chairman of the board of directors of Blue Square since October 2000.  From 1998 to 2000, Mr. Brodet served as the chairman of the board of directors of WIS (Space).  From 1997 to 1998, Mr. Brodet served as chairman of the board of directors of United Mizrachi Bank Ltd. and Tefahot Mortgage Bank Ltd.  From 1995 to 1997, Mr. Brodet served as director general of the Israeli Ministry of Finance.  From 1991 to 1994, he served as budget director in the Ministry of Finance. In the years1993 and 1994, Mr. Brodet was the chief Israeli negotiator of the Paris Economic Agreement with the P.L.O.  From 1987 to 1991, Mr. Brodet served as vice president and chief financial officer of Israel Aircraft Industries.  From 1984 to 1987, Mr. Brodet was head of the economic stabilization program in the Israeli Ministry of Industry and Trade.  Mr. Brodet currently serves as the chairman of the board of directors of Yes (DBS Satellite Service), chairman of The University Hospital of Hadassah, and as a director of Amanat, Direct Insurance.Mr. Brodet currently serves as the chairman of the board of directors of numerous leading organizations engaged in financial, economic, academic and civic activities, including the Jerusalem Foundation and as chairman of the executive committee of Ben-Gurion University, the Falk Institute, chairman of the advisory board of Hadassah College of Technology and as a member of the directorate of the Florsheim Institute of Policy.  Mr. Brodet is a member of the Management Committee of the Co-Op.

         Arie Bar has served as a director of Blue Square since February 2001.  Mr. Bar retired from the Israeli Ministry of Industry and Trade in September 2000, last serving as the commissioner of trade levies since 1997.  Until 1997, Mr. Bar served as the deputy commissioner of the Israeli Antitrust Authority.  Mr. Bar holds a B.A. degree in economics and political science from the Hebrew University, Jerusalem. Mr. Bar currently serves as a high school instructor for economics in Jerusalem.

         Tamar Ben-David has served as a director of Blue Square since February 2001.  Ms. Ben-David is an attorney and special counsel with the law firm of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.  From 1995 to 1996, Ms. Ben-David served as director general of the Israeli Government Companies Authority in the Israeli Ministry of Finance.  From 1990 to 1994, Ms. Ben-David served as the chief executive officer of Inbal Insurance Company Ltd.  Ms. Ben-David is the chairman of the board of directors of Investec Kalil Asset Management Company, and a director in Cellcom (Israel) Ltd., Isracard Ltd.,  Hadassah Medical Organization and the Hebrew University Properties Company.  Ms. Ben-David was admitted to the Israeli Bar in 1974 and holds an LL.B. degree from the Hebrew University, Jerusalem.

         Doron Cohen has served as a director of Blue Square since November 2000.  Mr. Cohen has served as the chief executive officer of the Co-Op since November 2000.  Since 1999, Mr. Cohen has served as general director of the Israeli Governmental Companies Authority in the Prime Minister’s Office.  From 1995 to 1999, Mr. Cohen served as Deputy Director and Manager of the Privatization Division of the Governmental Companies Authority.  Mr. Cohen holds M.B.A. and B.A. degrees from the Hebrew University, Jerusalem.

         Avi Cohen has served as a director of Blue Square since January 2002. Mr. Cohen is the founder and a partner at the law firm of Yossifoff, Cohen & Co. since 1988. From 1986 to 1988 Mr. Cohen has been an associate lawyer at Kantor & Co.  Mr. Cohen holds a B.A. in oriental studies from the Hebrew University and an LL.B. degree from Tel Aviv University.

         Yona Markovitz is an attorney specializing in civil and real estate matters, and is a notary and partner in the law office of Markovitz, Zadok and Co., having joined the firm in 1976. Since 1997, Ms. Markovitz is counsel to the Tenants Protection Association. Ms. Markovitz serves as a prosecutor in the disciplinary court of the Israeli Bar Association (District of Tel Aviv) and as an arbitrator for civic disputes. From 1977 until 1998, Ms. Markovitz served as a secretary and board member of the Macabi neighborhood Cooperative Society. Since 1998, Ms. Markovitz serves as a member in the Women Council of the city of Herzlia and as chairperson of Herzlia’s Women Association. Ms. Markovitz was a founder of the “Equal Rights” Party in 1999 and a founder of the Women Party in 1992. Between 1992 and 1998 Ms. Markovitz served as a member of the public council of the “Business Women Chamber of Commerce”. Ms. Markovitz was admitted to the Israeli Bar in 1976 and holds an LL.B. degree from the Hebrew University, Jerusalem.

         Tamar Hacker has served as a director of Blue Square since February 2001.  Mrs. Hacker is a senior partner in the law firm of Ephraim Abramson & Co., Jerusalem. From 1987 until 1996, Mrs. Hacker was the Legal Advisor of the Ministry of Finance and served as a director in Inbal Insurance Company Ltd. and M.I. Holdings Ltd., which are government corporations.  Mrs. Hacker was a member of the investigating team of the Regulation of Bank Securities Investigation Committee and was a member of the Israeli delegation to the economic relations negotiations with the Palestinians.  Mrs. Hacker holds a law degree from the Hebrew University, Jerusalem.

         Yossi Kucik has served as a director of Blue Square since June 2001.  Mr. Kucik served for 25 years in senior positions in a variety of Israeli ministries and agencies.  From 1999 to 2001, Mr. Kucik served as a director-general of Israel’s Prime Minister’s office under Prime Minister Ehud Barak.  During a three-month period in 1999, Mr. Kucik served as deputy director-general of the Discount Bank.  From 1994 to 1999, Mr. Kucik served in the Israel Ministry of Finance as director of wages in the Israeli public sector.  From 1981 to 1994, Mr. Kucik held senior positions in the North America Delegation of the Zionist Organization, the Jewish Agency, the Ministry of Health, and the Ministry of Absorption.  Mr. Kucik holds an M.A. in Public Administration from the Hebrew University, Jerusalem.

         M. Gen. (res.) Gideon Shefer has served as a director of Blue Square since February 2001.  Mr. Shefer has served as the acting national security advisor to the Government of Israel since January 2000.  Before 2000, Mr. Shefer served as deputy national security advisor for planning and infrastructure.  Mr. Shefer retired from the Israel Defense Forces, or the IDF in 1999, where he had served, among other roles, as the Chief of the Personnel Branch of the IDF and as Deputy Commander of the Israeli Air Force.

         Zeev Vurembrand has served as a director of Blue Square since February 2001.  In October, 2002, Mr. Vurembrand was appointed Chief Executive Officer of Clalit Health Services, the leading health care institution in Israel, which provides comprehensive medical care to 3.7 million members, some 60% of the Israeli population.  Mr. Vurembrand also holds the position of Chairman of the Board of Directors of the Mor Institute for Medical Data Ltd., Clalit Bio-Medical Engineering Ltd., and Shilah Dental Services, all Clalit Health Services subsidiaries. From 1995 until his new appointment, Mr. Vurembrand served as Deputy Director General and Head of the Finance and Health Insurance Division of Clalit Health Services (formerly Kupat Holim Clalit) as well as the Head of Clalit Mushlam.  From 1993 to 1995, Mr. Vurembrand served as the  Deputy Director General of Finance and Business Development of Shekem Ltd.  From 1979 to 1992, Mr. Vurembrand held the position of  Deputy Director General of Automobile Industries Ltd.  Mr. Vurembrand holds a degree in Industrial Engineering and Management from the Technion-Israel Institute of Technology, in Haifa, Israel.

         Dr. Haim Zaban has served as a director of Blue Square since February 2001.  Since 1991, Dr. Zaban has been the owner and chairman of Zenovar Consultants Ltd., a consulting firm he founded specializing in an integrated approach to economic planning and development.  Between 1989 and 1990, Mr. Zaban served as the manager of the Economics and Projects Division of the Co-Op.  Dr. Zaban holds B.Sc. and M.Sc. degrees in agricultural economics from the Hebrew University, Jerusalem, and a Ph.D. in agricultural economics from the University of Reading, England.  Dr. Zaban was an adjunct professor of agricultural economics at the Hebrew University, Jerusalem.

         Yoram Dar has served as president and chief executive officer of Blue Square since October 1999.  Until 2000, Mr. Dar served as a member of the secretariat of the Co-Op.  From January 1999 to September 1999, Mr. Dar served as the deputy president, trading and marketing division of Blue Square, having served as head of that division since May 1996, and head of the same division with the Co-Op since 1987.  Mr. Dar currently serves as the chairman of the board of directors of Radio 103FM, and from 2000, to 2002 was chairman of the Marketing Chains Association in the Federation of Israeli Chambers of Commerce.  Mr. Dar serves as a director in, and since November 2000 as chairman of the board of directors of Blue Square Chain Investment and Properties Ltd. From February 2000-2002 Mr. Dar served as a director in Granit Hacarmel Investments Ltd.  Mr. Dar also serves as a director in various subsidiaries and affiliates of Blue Square.

         Zvi Bochman has served as the chief financial officer of Blue Square and vice president, finance, since 1999.  From July 1996 to 1999, Mr. Bochman served as head of the corporate control division of Blue Square.  Mr. Bochman served as the head of the finance division of Blue Square.  From May 1993 to 1996, He served in the same position with the Co-Op.  From 1992 to 1993, He served as financial controller of the Co-Op.  Mr. Bochman serves as the Chairman of the National Tax Committee of the C.F.O – Forum in Israel. Mr. Bochman is a certified public accountant. Mr. Bochman is a member of the central committee of the Institute of Certified Public Accountants in Israel, and he also serves as a director in various subsidiaries and affiliates of Blue Square.

         Haim Gershon has served as Vice President, Operation Division of Blue Square since January 1999, having served as head of that division since May 1996 and head of the same division in the Co-Op since July 1994. Prior thereto, Mr. Gershon served as Head of the Planning and Maintenance Division of the Co-Op since 1987. Mr. Gershon served as a member of the Secretariat of the Co-Op Consumers’ Cooperative Society between the years 1997-2000. Mr. Gershon also serves as a director in various subsidiaries and affiliates of Blue Square.

         Ilana Kaufman  has served as vice president, trade and marketing of Blue Square since November 2002.  From 1993 to November 2002, Mrs. Kaufman served as President of Golf Group Ltd., a fashion and home textile retailer.  From 1988 to 1993, Mrs. Kaufman served as Vice President of Sales and Marketing for Tango Ltd., Levi’s manufacturer and distributor in Israel.  Mrs. Kaufman holds a B.Sc degree in Food Engineering from TechnionIsrael Institute of Technology, in Haifa, Israel. Mrs. Kaufman also serves as a director in various subsidiaries and affiliates of Blue Square.

         Avi Belfer has been head of the planning and maintenance division of Blue Square since 1996, having served in that same position with the Co-Op since August 1994.  From 1983 to 1994, Mr. Belfer served as produce manager of the Co-Op. Mr. Belfer also serves as a director in various subsidiaries and affiliates of Blue Square.

         Dov Carmeli has been head of the property and development division of Blue Square since 1996, having served in that same position with the Co-Op since1988.  From 1998 to August 2000, Mr. Carmeli served as a member of the secretariat of the Co-Op.  Mr. Carmeli is also the general manager of BSIP and Hyper Hyper.  Mr. Carmeli also serves as a director of Teco Ltd. and Elkanit Holdings and Management Ltd. Mr. Carmeli also serves as a director in various subsidiaries and affiliates of Blue Square.

         Michael (Miki) Lev has served as head of the human resources and quality division of Blue Square since January 1997 and was responsible for organizational planning and quality since 1996.  From 1994 to 1996, Mr. Lev served as the director general of the Lahav School of Management at the Recanati School of Business Administration in TelAviv University.  From 1992 to 1994, Mr. Lev served as a Management Consultant in the private and public sectors.

         Odelia Levanon has served as the chief information officer of Blue Square since April 2000.  From 1998 to 2000, Ms. Levanon served as assistant director general for system integration in Amigur.  From 1996 to 1998, Ms. Levanon was a consultant engaged in the establishment process of Data Warehouse and is an external lecturer in Business Administration and Exact Sciences at Tel Aviv University. Between the years 1983 and 1996, Ms. Levanon served in the Israeli army. During her army service between the years 1983 and 1994, Ms. Levanon managed the establishment of large systems in a heterogeneous surrounding. From 1994 to 1996, Ms. Levanon managed the computerization of the five draft centers of the Israeli Army, a project that won the Adams prize for management information systems. Ms. Levanon has an M.Sc. degree in computer science, a B.Sc. in mathematics and computer science, and also is a lecturer and a candidate for a doctorate in business school.

         Iris Penso, Adv. has served as the general counsel and corporate secretary of Blue Square since October 2001. Mrs. Penso is serving as head of the Legal Department and as General Counsel and Corporate Secretary of various Blue Square subsidiaries. From 2000 to 2001, Mrs. Penso served as General Legal Counsel and Corporate Secretary and Assistant Director General to the President and Chief Executive Officer of Ace Marketing Chains Consumer Products Ltd.  From 1997 to 2000, Mrs. Penso served as General Legal Counsel and Corporate Secretary and Management Member of Tempo Beer Industrial Ltd., a public company listed for trading on the Tel Aviv Stock Exchange, and its subsidiaries.

         Michal Reiss ended serving in her position as Vice President of the Trade and Marketing Division as of November 2002.

Arrangements for the Election of Directors

         The Co-Op owns approximately 78.1% of Blue Square’s ordinary shares.  So long as the Co-Op continues to own beneficially more than 50% of Blue Square’s outstanding ordinary shares and voting power, it will be able to control the outcome of matters requiring shareholder approval, including the election of all Blue Square’s directors, other than Blue Square’s two external directors whose election requires that at least one-third of the non-controlling shareholders who participate in the vote, vote for their nomination, or that less than one percent of the non-controlling shareholders voted against their nomination.  See “Item 4.  Information on the Company–Contemplated Change in Control” for  information regarding the contemplated sale of all of the shares of Blue Square held by the Co-Op to Bronfman-Alon.

B.     Compensation.

         The following table sets forth the aggregate compensation we paid or accrued on behalf of all persons who currently serve as directors or executive officers of Blue Square for services they rendered us, for the year ended December 31, 2002:

	Salaries, fees, expenses, directors’ fees, commissions and bonuses	Pension, retirement and similar benefits

All directors and executive officers as a group (21 persons)	$2,205,000	$504,000

         Blue Square’s board of directors maintains a compensation committee, which reviews and approves the compensation of its executive officers.

         Blue Square pays its directors, except its chairman of the board of directors, the maximum amount payable to external directors under Israeli law for a company with equity comparable to Blue Square’s equity.  As of December 31, 2002, that amount consisted of NIS 45,621 or $9,630 per year, plus, as compensation for attending meetings of the board of directors, NIS 1,755, or $370 per meeting.  Blue Square does not have any service contract with any of its directors granting benefits to these directors upon termination of office.

         The chairman of the board of directors of Blue Square receives a monthly gross salary of NIS 40,000 linked to changes in the CPI, since September 1, 2000, the date on which his term of office began. Blue Square’s corporate audit committee, board of directors and the shareholders meeting approved this arrangement

         All of the 1,500,000 options to purchase ordinary shares of Blue Square, which were authorized under Blue Square’s share option plan, were issued and subsequently exercised.  No further options may be granted under the share option plan and no options to purchase shares of Blue Square are currently outstanding.  In December 1999, the Registrar of Cooperative Societies appointed an investigator to investigate certain activities of the Co-Op and certain aspects of the Co-Op’s business relationship with us, including the 1996 grant of options to purchase Blue Square ordinary shares under the 1996 Blue Square-Israel Share Incentive Plan.  In his report, published in July 2000, the investigator alleged that the 1996 grant of options to certain officers, directors and employees of Blue Square and its affiliates, including the Co-Op, was improper.  The investigator recommended that the management committee of the Co-Op consider commencing legal proceedings with respect to the grant of these options.  The Co-Op and Blue Square have responded to the report.  In August 2000, the Registrar of Cooperative Societies appointed a management committee to the Co-Op following his decision to nullify the elections to the governing body of the Co-Op.    The Co-Op Management Committee has resolved not to commence legal proceedings against the officers, directors and employees of Blue Square who received options in 1996, except for Mr. Benny Gaon, who at the time in which such options were granted, served as the Chairman of the Co-OP’s governing body. see “Item 8. Financial Information- Legal Proceedings”

         Board Practices

Appointment of Directors and Terms of Officers

         The directors of Blue Square, other than its external directors, are elected by Blue Square’s shareholders at an annual general shareholders’ meeting and hold office until the next annual general shareholders’ meeting which is required to be held at least once in every calendar year, but not more than fifteen months after the last preceding annual general shareholders’ meeting.  Until the next annual general shareholders’ meeting, shareholders may elect new directors to fill vacancies on, or increase the number of, members of the board of directors in a special meeting of the shareholders.  Blue Square’s board of directors may appoint any other person as a director.  Any director so appointed may hold office until the first general shareholders’ meeting convened after the appointment and may be re-elected.  The appointment and terms of office of all executive officers of Blue Square are determined by the board of directors.  The terms of office of the directors must be approved, under the Israeli Companies Law, by the corporate audit committee, the board of directors and the shareholders meeting.

Independent and External Directors

         Israeli Companies Law Requirements

         Blue Square is subject to the provisions of the Israeli Companies Law, which became effective on February 1, 2000 (the “Israeli Companies Law”). The Minister of Justice has adopted regulations exempting companies, like Blue Square, whose shares are traded outside of Israel from some provisions of the Israeli Companies Law.

         Under the Israeli Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel (“Public Company”) are required to appoint two external directors.  The Israeli Companies Law provides that a person may not be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control, has, as of the date of the person’s appointment to serve as external director, or had, during the two years preceding that date, any affiliation with the company, any entity controlling the company or any entity controlled by or under common control with the company.  The term “affiliation” includes:

•        an employment relationship;
•        a business or professional relationship maintained on a regular basis; control; and
•        service as an office holder

         No person can serve as an external director if the person’s position or other business create, or may create, conflict of interests with the person’s responsibilities as an external director.  Until the lapse of two years from termination of office, a company may not engage an external director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

         External directors are to be elected by a majority vote at a shareholders’ meeting, provided that either (1) the majority of shares voted at the meeting, including at least one-third of the shares of non-controlling shareholders (as defined in the Israeli Companies Law) voted at the meeting, vote in favor of the election of the director without taking abstentions into account; or (2) the total number of shares of non-controlling shareholders voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company.

         The initial term of an external director is three years and may be extended for an additional three years.  External directors may be removed only in a general meeting, by the same percentage of shareholders as is required for their election, or by a court, and in both cases only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company.  Each committee of Blue Square’s board of directors is required to include at least one external director and its corporate audit committee is required to include all of the  external directors.

         Tamar Hacker and Zeev Vurembrand currently serve as Blue Square’s external directors.

         New York Stock Exchange Requirements

         Blue Square’s ordinary shares and ADSs are listed on the New York Stock Exchange, and Blue Square is subject to the rules of the New York Stock Exchange applicable to listed companies.  Under the current New York Stock Exchange rules, Blue Square is required to have three independent directors. Blue Square complies with these requirements.  The independence standard under the New York Stock Exchange rules generally excludes (1) any person who is an employee of a company or its affiliates or any person who is an immediate family member of an executive officer of a company or its affiliates, until the lapse of three years from the termination of that employment, (2) any person who is a partner, controlling shareholder or executive officer of an organization that has a business relationship with the company or who has a direct business relationship with the company, unless the board of directors of the company determines that the business relationship does not interfere with the person’s independent judgment, or unless three years have lapsed from the termination of such relationship or his status as a partner, controlling shareholder or executive officer, and (3) any person who is employed as an executive of another corporation where any of the company’s executives serves on that company’s compensation committee.  See “-Audit Committee- New York Stock Exchange Requirements” below for a description of proposed changes to the independence standard under the New York Stock Exchange rules.

Audit Committees

         Israeli Companies Law Requirements

         Under the Israeli Companies Law, the board of directors of public company must appoint an audit committee (hereinafter, “corporate audit committee”), comprised of at least three directors including all of the external directors, but excluding a:

•        chairman of the board of directors; and
•        controlling shareholder or his relative; and
•        any director employed by or who provides services to the company on a regular basis.

         The role of the corporate audit committee is to examine flaws in the business management of the company, in consultation with the internal auditor and the company’s independent accountants and suggest appropriate course of action.  In addition, the approval of the corporate audit committee is required to effect specified actions and transactions with interested parties.

         An interested party is defined in the Israeli Companies Law as a 5% or greater shareholder, any person or entity who has the right to designate one director or more or the general manager of the company or any person who serves as a director or as a general manager.

         A corporate audit committee may not approve an action or a transaction with an interested party unless at the time of approval the two external directors are serving as members of the corporate audit committee and at least one of whom was present at the meeting in which an approval was granted.

         Commencing from February 18, 2003 Blue Square has maintained an audit committee maintained for purposes of the New York Stock Exchange rules described below separate from the corporate audit committee for purposes of the Israeli Companies Law. As of June 15, 2003, Arie Bar, Yona Markovitz, Tamar Hacker, Zeev Vurembrand, and M. Gen. (res.) Gideon Shefer served as a members of our corporate audit committee.

         New York Stock Exchange Requirements

         Under the current New York Stock Exchange rules, Blue Square is required to maintained an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise.  Blue Square’s audit committee complies with these requirements.  The responsibilities of the audit committee under New York Stock Exchange rules include evaluating the independence of a company’s outside auditors.

         Pursuant to the Sarbanes-Oxley Act of 2002, the Securities and Exchange Commission (the “SEC”) has issued new rules which would, among other things, require the New York Stock Exchange to impose independence requirements on each member of the audit committee. The New York Stock Exchange has proposed rules that would comply with the SEC’s requirements and which are expected to be applicable to us 18 months following publication of SEC approval of the proposed rules.

         The proposed requirements would implement two basic criteria for determining independence: (i) audit committee members would be barred from accepting any consulting, advisory or other compensatory fee from the issuer or an affiliate of the issuer, other than in the member’s capacity as a member of the board of directors and any board committee, and (ii) audit committee members of an issuer that is not an investment company may not be an “affiliated person” of the issuer or any subsidiary of the issuer apart from his or her capacity as a member of the board and any board committee.

         The SEC has defined “affiliate” for non-investment companies as “a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified.” The term “control” is intended to be consistent with the other definitions of this term under the Securities Exchange Act of 1934, as “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” A safe harbor has been adopted by the SEC, under which a person who is not an executive officer, director or 10% shareholder of the issuer would be deemed not to have control of the issuer. The SEC has also provided certain limited exceptions for an audit committee member, who also sits on the board of directors of an affiliate to a listed issuer, so long as, except for being a director on such board of directors, the audit committee member otherwise meets the independence requirements for each entity.

         Pursuant the Sarbanes-Oxley Act of 2002, on February 18, 2003 the board of directors established an audit committee for purposes of the New York Stock Exchange rules.  As stated above under “-Israeli Companies Law Requirements,” the audit committee maintained by Blue Square for purposes of the New York Stock Exchange rules is separate from the corporate audit committee maintained for purposes of the Israeli Companies Law. As of June 15, 2003, Arie Bar, Tamar Hacker, Zeev Vurembrand, M.Gen (res) Gideon Shefer  and Haim Zaban served as a members of our audit committee.

Internal Auditor

         Under the Israeli Companies Law, the board of directors must also appoint an internal auditor proposed by the corporate audit committee.  The role of the internal auditor is to examine whether the company’s actions comply with the law, integrity and orderly business procedure.  Under the Israeli Companies Law, the internal auditor may not be an interested party, an office holder, or a relative of an interested party, an office holder or an interested party, nor may the internal auditor be the company’s independent accountant or its representative. Blue Square complies with this requirement.

         As of June 15, 2003, Shmuel Tal was our internal auditor.

Duties of Office Holders and Approval of Specified Related Party Transactions Under Israeli Law

         Fiduciary Duties of Office Holders

         The Israeli Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company, including directors and executive officers.  The duty of care requires an office holder to act with the level of care, which a reasonable office holder in the same position would have acted under the same circumstances.  The duty of care includes a duty to use reasonable means to obtain:

•	information on the appropriateness of a given action brought for his approval or performed by him by virtue of his position; and
•	all other important information pertaining to the previous actions.

The duty of loyalty of an office holder includes a duty to:

•	refrain from any conflict of interest between the performance of his duties in the company and his personal affairs;
•	refrain from any activity that is competitive with the company;
•	refrain from usurping any business opportunity of the company to receive a personal gain for himself or others; and
•	disclose to the company any information or documents relating to a company’s affairs which the office holder has received due to his position as an office holder.

         Under the Israeli Companies Law, directors’ compensation arrangements require corporate audit committee approval, board of directors’ approval and shareholder approval.

         The Israeli Companies Law requires that an office holder of a company promptly disclose any personal interest that he may have and all related material information known to him, in connection with any existing or proposed transaction by the company.  A personal interest of an office holder includes an interest of a company in which the office holder is, directly or indirectly, a 5% or greater shareholder, director or general manager, or in which he or she has the right to appoint at least one director or the general manager.  In the case of an extraordinary transaction, the office holder’s duty to disclose applies also to a personal interest of the office holder’s relative.  The office holder must also disclose any personal interest held by the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing.

         Under Israeli law, an extraordinary transaction is a transaction:

•	other than in the ordinary course of business; other than on market terms; or
•	that is likely to have a material impact on the company’s profitability, assets or liabilities.

         Under the Israeli Companies Law, once an office holder complies with the above disclosure requirement, the board of directors may approve a transaction between the company and an office holder, or a third party in which an office holder has a personal interest, unless the Articles of Association provide otherwise.  A transaction that is adverse to the company’s interest cannot be approved.

         If the transaction is an extraordinary transaction, both the corporate audit committee and the board of directors must approve the transaction.  Under specific circumstances, shareholder approval may also be required.  An office holder who has a personal interest in a matter, which is considered at a meeting of the board of directors or the corporate audit committee, may not be present at this meeting or vote on this matter. If most of the directors have a personal interest in a matter, a director who has the personal interest in this matter may be present at this meeting or vote on this matter, but the board of directors decision requires the shareholder approval.

    Disclosure of Personal Interests of a Controlling Shareholder

         Under the Israeli Companies Law, the disclosure requirements which apply to an office holder also apply to a controlling shareholder of a public company.  A controlling shareholder includes a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder owns more than 50% of the voting rights in the company.  Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder who is an office holder, require the approval of the corporate audit committee, the board of directors and the shareholders of the company.  The shareholder approval must include either:

•	at least one-third of the shareholders who have no personal interest in the transaction and are present and voting, in person, by proxy or by written ballot, at the meeting; or

•

a majority of the voting power present and voting, provided that the shareholders who have no personal interest in the transaction who vote against the transaction do not represent more than one percent of the voting rights in the company.

         For information concerning the direct and indirect personal interests of certain of our office holders and principal shareholders in certain transactions with us, see “Item 7.  Major Shareholders and Related Party Transactions.”

         The Israeli Companies Law requires that every shareholder that participates, either by proxy or in person, in a vote regarding a transaction with a controlling shareholder indicate whether or not that shareholder has a personal interest in the vote in question, the failure of which results in the invalidation of that shareholder’s vote.

         However, under Regulations, promulgated pursuant to the Israeli Companies Law, certain transactions between a company and its controlling shareholder(s) do not require shareholder approval:

         The Israeli Companies Law further provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% shareholder of the company, unless there is a 50% shareholder of the company or would acquire 25% of the voting rights unless there is another person holding 25% of the voting rights.  Regulations under the Israeli Companies Law provide that the Israeli Companies Law’s tender offer rules do not apply to a company whose shares are publicly traded outside of Israel, if, pursuant to the applicable foreign securities laws or stock exchange rules, there is a restriction on the acquisition of any level of control of the company, or if the acquisition of any level of control of the company requires the purchaser to make a tender offer to the public shareholders.

         The Israeli Companies Law further provides that a shareholder shall refrain from oppressing other shareholders.  In addition, any controlling shareholder, any shareholder who knows that it possesses power to determine the outcome of a shareholder vote and any shareholder who, pursuant to the provisions of a company’s Articles of Association, has the power to appoint or prevent the appointment of an office holder in the company, or has any other power over the company, is under a duty to act with fairness towards the company.  A breach of the above duty of fairness will be considered as a breach of the fiduciary duty of an office holder as described above.

Exemption, Insurance and Indemnification of Directors and Officers

         Under the Israeli Companies Law, an Israeli company may not exempt an office holder from liability with respect to a breach of his duty of loyalty, but may exempt in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care.

         Office Holder Insurance

         Blue Square’s Articles of Association provide that, subject to the provisions of the Israeli Companies Law, Blue Square may enter into a contract for the insurance of the liability of any of its office holders with respect to:

•	a breach of his duty of care to Blue Square or to another person;
•	a breach of his duty of loyalty to Blue Square, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice Blue Square’s interests; or
•	a financial liability imposed upon him in favor of another person concerning an act performed by him in his capacity as an office holder.
•	a breach of any duty or any other obligation, to the extent insurance may be permitting by law.

         Exemption and Indemnification of Office Holders

         Blue Square’s Articles of Association provide that Blue Square may indemnify an office holder against:

•

a monetary liability imposed on him in favor of another person pursuant to a judgment, including a judgment given in a settlement or an arbitrator’s award approved by the court concerning an act performed in his capacity as an office holder; and

•

reasonable litigation expenses, including counsel fees, incurred by an office holder or a former office holder or which he is ordered to pay by a court, in proceedings Blue Square institutes against him or instituted on Blue Square’s behalf or by another person, or in a criminal charge from which he was acquitted, or a criminal charge in which he was convicted for a criminal offense that does not require proof of intent, in each case relating to an act performed in his capacity as an office holder.

         The Israeli Companies Law provides that a company may exempt an office holder prospectively from liability, in whole or in part, for damage resulting from a breach of his duty of care towards the company, if its Articles of Association so provide. Blue Square’s Articles of Association so provides.

         In February 2001, Blue Square’s shareholders approved amendments to Blue Square’s Articles of Association enabling Blue Square to provide its office holders with prospective indemnification in relation to events that will occur or have occurred since February 1, 2000.  The aggregate amount of the indemnification may not exceed 25% of Blue Square’s shareholders’ equity as stated in Blue Square’s consolidated financial statements for the year ended December 31, 2000 for all persons and all events to be indemnified.

         Limitations on Insurance and Indemnification

         The Israeli Companies Law provides that a company may not indemnify an office holder nor enter into an insurance contract, which would provide coverage for any monetary liability incurred as a result of any of the following:

•	a breach by the office holder of his duty of fiduciary unless the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
•	a breach by the office holder of his duty of care if the breach was done intentionally or recklessly;
•	any act or omission done with the intent to derive an illegal personal benefit; or
•	any fine imposed on the office holder.

         Under the Israeli Companies Law, the shareholders of a company may include or amend its articles of association to include either of the following provisions, which were approved by Blue Square’s shareholders:

•

a provision authorizing the company to grant in advance an undertaking to indemnify an office holder, provided that the undertaking is limited to specified classes of events which the board of directors deem foreseeable at the time of grant and is limited to an amount determined by the board of directors to be reasonable under the circumstances; or

•	a provision authorizing the company to retroactively indemnify an office holder.

         In addition, under the Israeli Companies Law, indemnification of, and procurement of insurance coverage for, Blue Square’s office holders must be approved by Blue Square’s corporate audit committee and board of directors and, in specified circumstances, by Blue Square’s shareholders.  Blue Square’s corporate audit committee, board of directors and general shareholders meeting approved in February 2001 the grant of indemnification and exemption letters to Blue Square’s directors and officers, including those directors and officers whose term of service ended on or after September 1, 2000.  In April 2002, the general shareholders meeting approved the grant of a new letter of indemnification and exemption to the officers and directors of the company.  The aggregate amount of the indemnification (in addition to any insurance proceeds received) may not exceed 25% of Blue Square’s shareholders’ equity (in U.S. dollars) as stated in Blue Square’s consolidated financial statements for the year ended December 31, 2000, for all persons and events.  Under the indemnification and exemption letters, Blue Square agreed to indemnify these directors and officers, retroactively with respect to events occurring after February 1, 2000, the date on which the Israeli Companies Law became effective and prospectively, in connection with the following issues:

•	The issuance of securities, including the offering of securities to the public according to a prospectus, a circular, a private offering or any other manner of security offering;

•

Any transaction, as defined in section 1 of the Israeli Companies Law, including a transfer, sale or purchase of assets or liabilities, including securities or the receipt of any right in any of the above, and any action related, directly or indirectly, to such transaction;

•	An action, including handing over information and papers, in connection with sale of the Company’s shares or assets, by the Co-Op.
•

The filing of a report or announcement required by the Israeli Companies Law or the Israeli Securities Law, 1968, the rules and regulations of a stock exchange in or outside Israel, or any law of any other country pertaining to these issues, and/or omission to file such a report or announcement;

•

Any change of reorganization of Blue Square, including any related decision, including without limiting the generality of the foregoing, splitting, dividing or modifying Blue Square’s share capital, establishment of subsidiaries or their liquidation or sale and issuance of shares; or

•

Oral or written statements, including the expression of an opinion or a position conveyed in good faith by an office holder, in his capacity as such, during his term of office, including statements made in meetings of the board of directors or any committee.

•

An action in the line of business of the Company in relation with the following issues: building and planning, licensing of businesses, safety in work places, environment and recycling and protection of the consumer.

•	Each one of the circumstances stated above, all in connection with the officeholder’s service on behalf of the company’s subsidiaries or affiliated companies.

         Blue Square is obligated to indemnify a director or officer for a specific loss only if the director or officer has not been compensated for that loss from another source, including from proceeds of insurance policy.

         Blue Square agreed to indemnify its directors and officers to the fullest extent permissible by the Israeli Companies Law, against all amounts they may be obligated to pay as a result of a court decision or a settlement or an arbitrator’ ruling approved by a court decision in connection with and in the scope of their activities as directors and officers of the company and actions taken by a director or officer as an office holder of the company or its subsidiary or affiliated companies.

         The Company will indemnify its directors and officers for all costs or expenses, including reasonable legal expenses, that they may incur as a result of any financial obligation borne in connection with any threatened or pending civil proceeding or criminal proceeding in which the directors and officers are acquitted or (to the extent permitted by law) in which they are convicted, provided however, that the crime for which they are convicted does not require a finding of criminal intent.

         Blue Square further agreed to exempt these directors and officers to the fullest extent permitted by the Israeli Companies Law from any liability towards Blue Square with respect to any damage caused or that will be caused to the company by its directors and officers if caused or will be caused following a breach of the duty of care towards the company.

         This letter will not apply in respect of liability or an expense imposed in respect of an action instituted by the Co-Op and/or by the appointed committee of the Co-Op or in respect of an action instituted by the Israeli Registrar of Cooperative Societies and/or by the State of Israel in connection with the allotment of options by Blue Square in accordance with the options allotment scheme of 1996.

This letter will not include exemption or indemnification in the following cases:

1.	A breach of fiduciary duty, which was acted not in good faith or that the officer had reasonable grounds to believe that the act would cause the company any harm.

2.	A violation of the duty of care, which was committed intentionally or recklessly.

3.	An act committed with the intention to realize a personal illegal profit.

4.	A fine or monetary composition imposed on him.

         Under the resolution from February 2001, Blue Square obtained and will continue to hold a directors’ and officers’ liability insurance policy.  Coverage under Blue Square’s policy has been set at $30 million (including its subsidiaries).

         Blue Square has purchased directors’ and officers’ liability insurance policy for directors and officers of the Company and its subsidiaries, which includes BSIP and its subsidiaries (the “Insurance Policy”). The Insurance Policy is for a period beginning on September 1, 2002 and ending on August 31, 2003 (the “Policy Period”), for the maximum coverage of US$30 million per claim and in the aggregate during the Policy Period.   Our corporate audit committee, Board of Directors and shareholders have approved any renewal and/or extension of the Insurance Policy and the purchase of any other insurance policy, provided that any such renewal, extension or purchase is for the benefit of Blue Square’s previous and/or current and/or future directors and officers and on terms substantially similar to those of the Insurance Policy and on condition that the premium will not increase by more than 25% in any year, as compared to the previous year.

         Our corporate audit committee, Board of Directors and shareholders have approved the acquisition by Blue Square of a “Run Off” insurance policy for a maximum period of six (6) years commencing from the date of change in control in the Company (the “Run Off Insurance Policy”) which covers directors and officers of the Company and its subsidiaries, which may include BSIP and its subsidiaries, up to a total liability of US$30 million. The Run Off Insurance Policy will cover the liability of persons who were directors and/or officers of the Company, BSIP and their subsidiaries, through the date of the purchase of the Run Off Insurance Policy, with respect to events that occurred prior to such date. The total premium for the Run Off Insurance Policy for the period of 6 (six) years, may not be more than 350% of the total amount of the annual premium paid for the Insurance Policy. If the Run Off Insurance Policy will be for a period of less than 6 (six) years, the total premium will be reduced. As of June 15, 2003, Blue Square had not received a proposal with respect to Run Off Insurance Policy, and there can be no guarantee that Blue Square will in fact acquire such Run Off Insurance Policy.

         In the event that the Insurance Policy covers directors and officers of both the Company and BSIP and their respective subsidiaries, the payment of the Annual Premium will be divided between each of the Company and BSIP in such a manner as to be in the same proportion as the equity of each of them relates to the sum of equity of the Company and BSIP and their respective subsidiaries, as presented in their respective current annual audited consolidated Financial Statements.

Committees

         Blue Square’s board of directors has established a compensation committee, audit committees and a strategy and investment committee.  Blue Square’s compensation committee, which consists of David Brodet, Doron Cohen and Tamar Hacker, administers issues relating to employee compensation.  Blue Square’s corporate audit committee maintained for the Israeli Companies Law purposes, which consists of Arie Bar, Yona Markovitz, Tamar Hacker, Zeev Vurembrand and Gideon Shefer, examine flaws in the business management of the Company and its approval is required to effect specified action and transaction with interested parties. Blue Square’s audit committee maintained for New York Stock Exchange purposes, which consists of Arie Bar, Tamar Hacker, Zeev Vurembrand, Gideon Shefer and Haim Zaban assists the Board of Directors in overseeing the quality and integrity of Blue Square’s accounting, auditing and reporting practices.  Blue Square’s strategy  and investment committee, which consists of Zeev Vurembrand, Yossi Kucik, Doron Cohen, Tamar Ben-David, Haim Zaban and David Brodet, reviews our business strategy, operational plans and financial position, and provides its recommendations to Blue Square’s board of directors.

C.	Employees.

         As of December 31, 2002, we employed 7,200 employees, counting multiple employees sharing a single position as a single employee.  767 of our employees were employed in central management and administration and 6,433 in our stores.

         As of December 31, 2001, we employed 7,549 employees, counting multiple employees sharing a single position as a single employee.  911 of our employees were employed in central management and administration and 6,638 in our stores.

         We are subject to labor laws and regulations in Israel.  Most of our employees are subject to collective bargaining labor agreements.

         Under a Special Collective Bargaining Agreement, referred to as the Special Agreement, dated May 1, 1996, among the Co-Op, Blue Square, the Histadrut (General Federation of Labor in Israel), the National Committee of the Co-Op Union Employees and the Co-Op Union, all the Co-Op employees became employees of Blue Square.  The collective bargaining agreements in effect as of that date apply to Blue Square as if Blue Square and these employees were originally parties to these agreements.  Blue Square became responsible for the payment of all employee benefits that had been accrued in respect of these employees during the term of employment of these employees with the Co-Op, to the extent these benefits were recorded on the Co-Op’s records.  Any benefits not recorded on the Co-Op’s records as of the date of transfer, remain obligations of the Co-Op.  The Special Agreement applies only to employees who were covered by collective bargaining agreements while employed by the Co-Op, and does not apply to the Co-Op employees who were employed pursuant to personal employment contracts. See Item 7. Major Shareholders and Related Party Transactions- Benefits for Employees. In 2001, we entered into a new labor agreement with the Histadrut and the Co-Op union, which determines our employees wages structure, the employment conditions of new employees and a wage increase to the existing employees. This agreement was in effect for a period of two years, commencing in April 2000, and as of June 15, 2002 we continued to operate under this agreement.

         In addition, we and our employees are also subject to certain provisions of the general collective bargaining agreements between the Histadrut  and the Coordination Bureau of Economic Organizations (including the Industrialists Association) by virtue of an extension order of the Israeli Ministry of Labor and Welfare.  These agreements concern, among other things, the maximum length of the work day and the work week, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment.

         Furthermore, under certain provisions of these agreements, the wages of most of our employees are automatically adjusted in accordance with cost-of-living adjustments.

         Israeli law generally requires the payment by employers of severance pay upon the retirement or death of an employee or upon termination of employment by the employer or, in some circumstances, by the employee.  We currently fund ongoing severance obligations by making monthly payments to pension funds, employee accounts in a provident fund and insurance policies.  In addition, Israeli employees and employers are required to pay specified amounts to the National Insurance Institute, which is similar to the U.S. Social Security Administration.  Since January 1, 1995, these amounts also include payments for national health insurance payable by employees.  Most of our employees are covered by a pension fund.  Our senior employees are covered by general and/or individual life and pension insurance policies providing customary benefits to employees, including retirement and severance benefits.

D.	Share Ownership.

         As of June 15, 2003, none of Blue Square’s directors or officers owned more than 1% of its outstanding equity securities.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders.

         The following table sets forth certain information regarding the beneficial ownership of Blue Square’s ordinary shares as of June 15, 2003, by each person or entity known to own beneficially 5% or more of Blue Square’s outstanding ordinary shares based on information provided to Blue Square by the holders or disclosed in public filings with the Securities and Exchange Commission.  Blue Square’s major shareholders do not have voting rights different from the voting rights of Blue Square’s other shareholders.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Outstanding Ordinary Shares(1)

Co-Op Blue Square Services Society	29,999,993	78.1%

(1)	The percentage of outstanding ordinary shares is based on 38,400,000 ordinary shares outstanding as of June 15, 2003.

         See “Item 4.  Information on the Company–Contemplated Change in Control” for information regarding the contemplated sale of all of the shares of Blue Square held by the Co-Op.

         As of April 30, 2003, Blue Square had approximately 18 shareholders of record with a United States address.  As of April 30, 2003, these United States record holders held approximately 1,451,672 ordinary shares in the form of ADSs, representing approximately 3.78% of Blue Square’s then outstanding share capital.

         The Co-Op currently owns approximately 78.1% of Blue Square’s outstanding ordinary shares and voting power.  So long as the Co-Op continues to own beneficially more than 50% of Blue Square’s outstanding ordinary shares and voting power, it will be able to control the outcome of matters requiring shareholder approval, including the election of all of Blue Square’s directors, other than Blue Square’s two external directors, whose election requires that at least one-third of the non-controlling shareholders who participate in the vote, vote for their nomination, or that less than one percent of the non-controlling shareholders vote against their nomination.

         To the best of our knowledge, except for the Co-Op, Blue Square is not directly or indirectly owned or controlled by another corporation or by any foreign government.

         On February 13, 2002, the Co-Op Management Committee submitted an application to the District Court of Tel-Aviv to confirm a plan which provided for the sale of  the assets of the Co-Op, including approximately 78.1% of Blue Square Ordinary Shares. Following the instruction of the District Court of Tel Aviv to convene a meeting of the members of the Co-Op in order to confirm the settlement implementing the plan, and the confirmation of the proposed settlement by the members of the Co-Op, the District Court approved the settlement and authorized the Co-Op Management Committee to carry out the settlement plan and to commence the selling procedure.

         In April 2003, following the submission of a number of bids for the holdings of the Co-Op in Blue Square, the Company was informed that the highest bid, for the amount of NIS 1,337,360,000, plus interest to the date of purchase, was submitted by Bronfman-Alon .  On April 10, 2003 the District Court of Tel Aviv declared Bronfman-Alon as the winning bid of the tender for the sale of the holdings of Co-Op in Blue Square.  The sale agreement and its execution has been approved by  the Commissioner of Israeli’s Antitrust Authority, and is expected to be completed shortly. See “Item 4.  Information on the Company–Contemplated Change in Control” for more information regarding the contemplated sale of the shares of Blue Square held by the Co-Op.

B.	Related Party Transactions.

Arrangements between us and the Co-Op

         See “Item 4.  Information on the Company–Contemplated Change in Control” for information regarding the contemplated sale of the shares of Blue Square held by the Co-Op to Bronfman-Alon.

         Sale of IKEA

         Also as part of our strategy to focus on supermarket goods retailing, in 2001, we sold all of our interests in IKEA to the Co-Op for $1.3 million, plus interest at an annual rate of 6.5% beginning on February 2, 2000 and ending on the date of payment, and the repayment of a shareholder’s loan we granted IKEA of approximately NIS 1 million, or $0.2 million. We did not record a capital gain on the sale. The excess of the consideration received over the carrying value of the investment in the approximate amount of NIS 6.6 million (net of taxes) was credited to additional paid-in capital in accordance with Israeli accounting standards because the transaction was with a controlling shareholder.

         Lease Agreements

         Prior to January 1, 2003, we leased from the Co-Op and one of its subsidiaries (Hamashbir) five facilities that operate as supermarkets.  Commencing from January 1, 2003, we lease from the Co-Op four facilities that operate as supermarkets. The expiration dates of these leases were extended, and the term of the leases range from five (5) to ten (10) years.  Lease payments are calculated based on sales (with a minimum rent) and are paid monthly.

         Management Agreement

         The Co-Op also provides Blue Square with management and other services.  The service agreement became effective in April 1996 and is scheduled to remain in effect so long as the Co-Op owns at least 51% of the outstanding shares of Blue Square.  Under the agreement, the annual fee was determined to be $1.25 million until 2000 and that the sum would be discussed between Blue Square and the Co-Op commencing with the year 2001. The annual management fee for 2001 was decreased to $750,000, and the annual management fee for 2002 was decreased to $600,000. The management fee for the first six (6) months of 2003 is $250,000.  In addition, Blue Square shall pay approximately $41,667 for each month thereafter, until the sale of the holdings of the Co-Op in Blue Square to Bronfman-Alon.

         Special Collective Bargaining Agreement

         Under the Special Agreement among the Co-Op, Blue Square, the Histadrut, the National Committee of the Co-Op Union Employees and the Co-Op Union, all the Co-Op employees became employees of Blue Square.  The collective bargaining agreements in effect as of that date apply to Blue Square as if Blue Square and these employees were originally parties to these agreements.  Blue Square became responsible for the payment of all employee benefits that had been accrued in respect of these employees during the term of employment of these employees with the Co-Op, to the extent these benefits were recorded on the Co-Op’s records.

         Benefits for Employees

         In respect of payment for certain benefits in the amount of NIS 11 million for employees previously employed by the Co-Op and transferred to Blue Square, different interpretations have arisen between Blue Square and the Co-Op.  As previously agreed by the parties in respect of such matters, this issue had been submitted for arbitration.  In March 2003, the arbitrator decides that the above mentioned amounts is payable entirely by Blue Square.

         Inter-Company Accounts

         Blue Square, BSIP, Hyper Hyper and the Co-Op maintain inter-company accounts for day-to-day operations which bear interest at a rate equivalent to that charged by banks on short-term loans, provided that the rate is not lower than the monthly increase in the CPI.  The average rate was 6.9% in 2002, 7% in 2001and 9.5% in 2000.

         Registration Rights Agreement

         In 1996, the Co-Op and Blue Square entered into a registration rights agreement.  Under the agreement, the Co-Op has the right to require Blue Square to register its ADSs or ordinary shares.  These rights may not be exercised more frequently than once in any six-month period.  Blue Square will not be required to complete more than three of these registrations.  The Co-Op will bear the expense of these registrations.  The Co-Op also has the right, in some circumstances, to register its ADSs or ordinary shares for sale if Blue Square at any time proposes to register any of its securities for sale.  Under the agreement, the Co-Op’s piggyback registration rights may be exercised for an unlimited number of times but may not be exercised if the exercise interferes with an offering of ADSs by Blue Square.

Arrangements between Blue Square and various subsidiaries

         Employee Lending Agreement

         Hyper Hyper has entered into an employee lending agreement with Blue Square according to which Blue Square agreed to make employees available to Hyper Hyper according to Hyper Hyper’s needs.  Approximately 3,950 employees are working for Hyper Hyper under that arrangement.  In consideration for the use of these borrowed employees, Hyper Hyper pays Blue Square the full amount to be made to, or on account of, these employees according to the terms of the collective labor agreement between Blue Square and the Histadrut.  Blue Square is responsible for paying the salaries and other benefits to the borrowed employees.

         Service and Management Agreements

         Blue Square acts as the exclusive purchaser for Hyper Hyper, purchasing supermarket goods for which no mark-up is charged to Hyper Hyper.  In addition, Blue Square provides Hyper Hyper with storage, distribution, logistics, maintenance and advertising services, for which these companies generally pay their proportionate share of expenses.  Under a management agreement, Blue Square provides Hyper Hyper with administrative, management and site selection services for which Hyper Hyper pays a fee calculated based on its net sales.  The fee is subject to modification every three years.  The fee commencing from January 2002 was 1.95% of Hyper Hyper’s sales.

         Blue Square provides certain services to BSIP pursuant to a management agreement in consideration for annual management fees of NIS 103,500, or $21,849 linked to the July 1996 CPI.

         Lease Arrangements

         Pursuant to an arrangement adopted in October 1996, Blue Square purchases real property which BSIP identifies as appropriate for BSIP’s use as a store location.  BSIP leases that property from Blue Square for an annual rent equal to the highest of:

•	9% of the amount invested in that store by Blue Square;
•	2% of the annual turnover of that store, for discount stores; and
•	3% of the annual turnover of that store, for other stores.

BSIP is not obligated to lease the property, in which case the property may be used by Blue Square.

         Blue Square leases from BSIP four (4) facilities in which it operates supermarkets, for an annual rent equal to 9% of the appraised value of the properties, and part of the distribution center, for an annual rent equal to 9% of the adjusted cost of that property.  The other part of the distribution center is leased by Blue Square from BSIP for an annual rent equal to 7% of the adjusted cost of the property.  Most of the leases are renewable for additional periods on substantially the same terms and conditions.

         Hyper Hyper leases from Blue Square and certain of its subsidiaries 23 facilities in which it operates  different formats of supermarkets.  The leases are for varying terms, generally for a period of 119 months.

         Agreements to Identify Store Locations

         The Co-Op, Blue Square and Hyper Hyper have entered into an agreement according to which the Co-Op identifies facilities suitable for the Co-Op stores.  Hyper Hyper has rights to acquire or lease facilities of approximately 1,500 square meters or more with approximately 80 parking spaces and Blue Square has the same rights in connection with all other facilities.

         We believe that the terms of these agreements are at arm’s-length and are no less favorable to us than those available from unaffiliated third parties.

         Blue Center Agreement

         In 2003 the audit committee, the board of directors and the shareholders meeting of BSIP approved an agreement between BSIP’s fully owned subsidiary, Hyper Hyper, and Blue Square for the joint operation of Blue Center, which is owned by Blue Square. Under this agreement, Hyper Hyper is obligated to pay Blue Square certain amounts for its investments in Blue Center, for the development costs and for operational costs of Blue Center, in consideration for the use of the Blue Center website by Hyper Hyper.

         Ordinary Course Transactions

         From time to time, Blue Square enters into agreements and engages in transactions in the ordinary course of business with its subsidiaries and affiliates.  Some subsidiaries enter into agreements and engage in transactions with other subsidiaries and affiliates of Blue Square.  The terms and conditions of all of these agreements and transactions are at “arm’s-length.”  We intend to enter into similar agreements and to engage in similar transactions in the future. In addition to ordinary course agreements and transactions, Blue Square and certain of its affiliates have entered into other agreements and transactions, as described below.

C.	Interests of Experts and Counsel.

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information.

         The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

Legal Proceedings

         We may be subject to a class action filed against Israeli supermarkets under the Israeli Consumer Protection Act of 1981

         On April 9, 2003, a suit for NIS 320 million was filed against Blue Square, Supersol Ltd., Club Market Marketing Chain Ltd. and Kol Bo Half Price Ltd, together with an application for the suit to be recognized as a class action. The suit stipulated that the portion of the suit attributable to the Company amounts to approximately NIS 108 million.

         The plaintiff is claiming compensation from the Company and the other supermarket chains for overcharges that result from the weighing of products in bulk, together with the packaging materials. According to the plaintiff, the customer is charged an aggregate amount that including a charge for the packaging materials, which charge, the plaintiff alleges, is illegal.

         We believe, based on the opinion of legal counsel, that, at this preliminary stage of the claim, it is difficult to evaluate the outcome of the suit and of the application for the suit to be recognized as a class action. However, we believe, based on the opinion of legal counsel, that Blue Square has good defenses, both against the application and against the suit itself. Accordingly, no provisions, with respect to the above suit have been recorded in the financial statements.

We may be subject to a class action in connection with the Law for Deposits on Beverage Containers, 1999.

         In November 2001 a claim was filed against Blue Square, the Company for Drink Containers Collection Corporation Ltd., and other supermarket chains in connection with fulfillment by these defendants of provisions of the Law for Deposits on Beverage Containers, 1999 (which became effective on October 1, 2001).  The plaintiffs have requested approval of the claim as a class action in the amount of approximately NIS 250 million.  On January 13, 2003, the Tel Aviv District Court dismissed the request to recognize the said claim as a class action. The plaintiffs have appealed to the Supreme Court. We believe, based on the opinion of legal counsel, that the likelihood of the appeal being accepted is minimal and accordingly no provision has been included in the financial statements in respect thereof.

         The Co-Op Investigations

         In December 1999, the Registrar of Cooperative Societies appointed an investigator to investigate certain activities of the Co-Op and certain aspects of the Co-Op’s business relationship with us, including the 1996 grant of options to purchase Blue Square ordinary shares under the 1996 Blue Square-Israel Share Incentive Plan.  In his report, published in July 2000, the investigator alleged that the 1996 grant of options to certain officers, directors and employees of Blue Square and its affiliates, including the Co-Op, was improper.  The investigator recommended that a committee be appointed to replace the governing body of the Co-Op and that the committee would consider commencing legal proceedings with respect to that grant, investigate possible conflicts of interest, manage the Co-Op and direct the voting of the shares that the Co-Op owns in its subsidiaries, including Blue Square, for the election of the directors of these subsidiaries and other matters

         In June, 2000, the Registrar of Cooperative Societies decided to nullify the elections to the governing body of the Co-Op.  In his decision, the Registrar of Cooperative Societies adopted the recommendations of Advocate Doron Dinaey, who was appointed to examine the election proceedings.

         On August 15, 2000, all the members of the secretariat of the Co-Op resigned, after the Israeli Supreme Court rejected a petition seeking to enjoin the Registrar of Cooperative Societies from appointing a management committee to the Co-Op.  On August 15, 2000, the Registrar of Cooperative Societies appointed a management committee for the Co-Op. The Co-Op Management Committee was granted the power to manage the Co-Op pursuant to the regulations of the Cooperative Societies Ordinance and the Co-Op’s Articles of Association.

         The Co-Op Management Committee has resolved not to commence legal proceedings against the officers, directors and employees of Blue Square in receipt of options in 1996, except for Mr. Benny Gaon who at the time in which the said options were granted, served as the Chairman of the Co-Op’s governing body, see “Item 8. Financial Information- Legal Proceedings” below.

         Blue Square continues to operate in the ordinary course of business in accordance with its Articles of Association and under the direction of its incumbent board of directors.

         Dispute with Former Chairman of the Board of Directors

         The Co-Op submitted a monetary claim in the amount of approximately NIS 11 million against the former acting chairman of the board of directors of Blue Square, Mr. Benny Gaon, in respect of the benefit he derived in connection with the grant of options for shares of Blue Square.  According to Co-op’s claim, the former acting chairman was not entitled to the options on the date of the grant since he was not an officer of Blue Square on that date.  In addition, the procedure for the approval of the grant of the options was not proper, and appropriate disclosure was not made.  The former acting chairman of the board of directors approached Blue Square with a demand for receipt of indemnification, as a former officer, in connection with the above claim in the event that he is required to repay any amounts.  The audit committee of the board of directors of Blue Square decided to reject the demand for indemnification, among other reasons, because at the time the options were granted, the former acting chairman was not serving as an officer of Blue Square.  Therefore, without the approval of the audit committee, the letter of indemnity provided to him while a board member is not in effect.  Accordingly, no provision was included in the financial statements in connection with the said demand. Mr. Gaon’s attorneys have notified Blue Square that any officers of Blue Square will be considered personally liable for any damage or expense incurred by Mr. Gaon as a result of the audit committee’s decision.

         Restrictive Trade Practices Inquiry

         Please see “Item 4. Information on the Company – Government Regulation” for information regarding an inquiry made in connection with alleged restrictive trade arrangement between major supermarkets chains in Israel and large suppliers.

         We are involved in various legal or other proceedings incidental to the ordinary course of our business.  We do not believe that any of these proceedings, individually or in the aggregate, will have a material adverse effect on our business, financial position or operating results.

Dividend Policy

         The board of directors of Blue Square adopted a dividend policy effective as of 1999, according to which an annual dividend of up to 50% of our net profits will generally be distributed, after considering our business plans, investment plans, liquidity, the general economic situation in Israel as a whole and the conditions of the retail section in particular.  The dividend policy may be amended at any time by Blue Square’s board of directors.

         Despite the abovementioned policy, during 2003, the board of directors of Blue Square decided to distribute a dividend materially in excess of our net profits during 2002.

Change of Affiliation of Independent Accountants

         On April 2002, Blue Square’s general shareholders’ meeting resolved to engage the accounting firm of Luboshitz Kasierer ,which was until May 2002 a member of Arthur Andersen International, and since June 2002 is a member of Ernst & Young International, as our independent accountants for the year 2002.

B.	Significant Changes.

         Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2002.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details.

ADSs

         The following table sets forth the annual high and low closing prices for Blue Square’s ADSs for the five most recent full financial years as reported by the New York Stock Exchange.

Year	High	Low

1998	$16.3	$10.0
1999	$16.9	$10.7
2000	$13.9	$9.1
2001	$17.3	$12.5
2002	$15.0	$7.5

         The following table sets forth the quarterly high and low closing prices for Blue Square’s ADSs for each quarter of the two most recent full financial years and the subsequent quarterly period, as reported by the New York Stock Exchange.

Year	High	Low

2001
First quarter	$13.8	$12.5
Second quarter	$14.8	$12.8
Third quarter	$15.2	$13.7
Fourth quarter	$17.3	$13.8

2002
First quarter	$14.8	$12.6
Second quarter	$15.0	$11.2
Third quarter	$12.3	$9.7
Fourth quarter	$9.7	$7.5

2003
First quarter	$8.2	$6.1

         The following table sets forth the monthly high and low closing prices for Blue Square’s ADSs for the last six months, as reported by the New York Stock Exchange.

2002	High	Low

December	$9.4	$7.5

2003
January	$7.2	$6.3
February	$7.1	$6.1
March	$8.2	$7.0
April	$9.7	$7.9
May	$10.1	$8.0

         For additional information on Blue Square’s ADSs, see “Item 10.  Additional Information—Memorandum and Articles of Association—Description of Securities—American Depositary Receipts.”

Ordinary Shares

         The following table sets forth the annual high and low closing prices for Blue Square’s ordinary shares for the years 2000,2001, and 2002 as reported by the Tel Aviv Stock Exchange.  Shares are traded on the Tel Aviv Stock Exchange in NIS, and the translation of the NIS to dollars has been made at the representative exchange rate of exchange on the last day of each period , as published by the Bank of Israel.

Year	High		Low

	NIS	$	NIS	$
2000 commencing on November 19, 2000	53.4	13.7	48.9	12.1
2001	78.5	17.8	51.1	12.2
2002	78.8	16.6	35.1	7.4

         The following table sets forth the quarterly high and low closing price for Blue Square’s ordinary shares for the quarters set forth below, as reported by the Tel Aviv Stock Exchange.  The translation into dollars has been made at the representative rate of exchange on the last day of each period, as published by the Bank of Israel.

2001	High		Low

	NIS	$	NIS	$
First quarter	58.0	13.8	51.1	12.2
Second quarter	62.0	14.9	51.9	12.5
Third quarter	64.7	14.9	58.9	13.5
Fourth quarter	78.5	17.8	60.1	13.6
2002	High		Low

	NIS	$	NIS	$
First Quarter	78.8	16.9	70.3	15.1
Second quarter	71.2	14.9	53.1	11.1
Third quarter	57.5	11.8	46.2	9.5
Fourth quarter	45.4	9.6	35.1	7.4

2003	High		Low

	NIS	$	NIS	$
First Quarter	38.5	8.2	29.4	6.3

         The following table sets forth the monthly high and low closing prices for Blue Square’s ordinary shares for the last six months, as reported by the Tel Aviv Stock Exchange.  The translation into dollars is based on the representative rate of exchange on the last day of each period, as published by the bank of Israel.

2002	High		Low

	NIS	$	NIS	$
December	42.2	8.9	35.1	7.4

2003
January	34.8	7.2	31.2	6.5
February	33.9	7.0	29.4	6.1
March	38.5	8.2	33.9	7.2
April	44.5	9.8	36.4	8.0
May	45.3	10.4	35.6	8.1

         For additional information on Blue Square’s ordinary shares, see “Item 10.  Additional Information—Memorandum and Articles of Association—Description of Securities—Ordinary Shares.”

B.	Plan of Distribution.

Not applicable.

C.	Markets.

         On November 2000, Blue Square’s ordinary shares began trading also on the Tel Aviv Stock Exchange.

         Blue Square’s ADSs, each representing one ordinary share and evidenced by an American depositary receipt, or ADR, have been traded on the New York Stock Exchange, Inc. under the symbol “BSI” since July 1996.  The ADRs were issued pursuant to a Depositary Agreement Blue Square entered into with The Bank of New York.

D.	Selling Shareholders.

Not applicable.

E.	Expenses of the Issue.

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital.

Not applicable.

B.	Memorandum and Articles of Association.

Securities Registers

         Blue Square’s transfer agent and register is The Bank of New York and its address is 1 Wall Street, New York, New York 10286.

Objects and Purposes

         According to Section 4 of Blue Square’s Articles of Association the company shall engage in any legal business.  Article 3 of Blue Square’s Articles of Association provides that Blue Square’ s purpose is to act pursuant to business consideration to make profit. The company may contribute a reasonable amount for an appropriate object even if the contribution is not within the said business considerations.

Private Placements

         Under Blue Square’s Articles of Association, resolutions of the board of directors regarding a private placement of Blue Square’s shares constituting, or securities convertible into, more than ten percent of Blue Square’s outstanding share capital require the approval of Blue Square’s shareholders.

Board of Directors

         The Israeli Companies Law requires that certain transactions, actions and arrangements be approved as provided for in a company’s articles of association and in certain circumstances by the corporate audit committee and by the board of directors itself.  Those transactions that require such approval pursuant to a company’s articles of association must be approved by its board of directors.  In certain circumstances, corporate audit committee and shareholder approval is also required.  The vote required by the corporate audit committee and the board of directors for approval of such matters, in each case, is a majority of the directors participating in a duly convened meeting.  Under the Israeli Companies Law, the corporate audit committee is to be comprised of at least three members appointed by the board of directors, which members must include all of the external directors, but excluding the chairman of the board of directors, a controlling shareholder or his relative and any director employed by the company or who provides services to the company on a regular basis.

         The Israeli Companies Law requires that a member of the board of directors or senior management of the company promptly disclose any personal interest that he or she may have (either directly or by way of any corporation in which he or she is, directly or indirectly, a 5%or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager) and all related material information known to him or her, in connection with any existing or proposed transaction by the company.  In addition, if the transaction is an extraordinary transaction (that is, a transaction other than in the ordinary course of business, otherwise than on market terms, or is likely to have a material impact on the company’s profitability, assets or liabilities), the member of the board of directors or senior management must also disclose any personal interest held by his or her spouse, siblings, parents, grandparents, descendants,spouse’s descendants and the spouses of any of the foregoing.

         Once the member of the board of directors or senior management complies with the above disclosure requirement, a company may approve the transaction in accordance with the provisions of its articles of association.  If the transaction is with a third party in which the member of the board of directors or senior management has a personal interest, the approval must confirm that the transaction is not adverse to the company’s interest.  Furthermore, if the transaction is an extraordinary transaction, then, in addition to any approval stipulated by the articles of association, it also must be approved by the company’s corporate audit committee and then by the board of directors, and, under certain circumstances, by a meeting of the shareholders of the company.  Under the provisions of the Israeli Companies Law, an office holder who has a personal interest in a matter, which is considered at a meeting of the board of directors or the corporate audit committee, may not be present at this meeting or vote on this matter, unless it is not an extraordinary transaction  as defined in the Israeli Companies Law. However, if the majority of the directors have a personal interest in a matter, they shall be allowed to participate and vote on this matter, but an approval of the transaction by the shareholders in the general meeting shall be required.

         Blue Square’s Articles of Association provide that, subject to the Israeli Companies Law, all actions executed by the board of directors or by a committee thereof or by any person acting as a director or a member of a committee of the board of directors or by the general manager will be deemed to be valid even if, after their execution, it is discovered that there was a flaw in the appointment of these persons or that any one of these persons was disqualified from serving at his or her office.

         The Articles of Association provide that the board of directors may delegate all of its powers to such committees of the board of directors as it deems appropriate, subject to the provisions of the Israeli Companies Law, and they may from time to time widen, narrow or cancel the delegation of such power.  The Israeli Companies Law provides that certain powers of the board of directors may not be delegated by the board of directors. The corporate audit committee is responsible for reviewing, among other things, potential conflicts of interest situations where appropriate.  See “Item 6.  Directors, Senior Management and Employees–Board Practices–Committees.”

         According to the Israeli Companies Law, a contract of a company with its directors, regarding their conditions of service, including the grant to them of exemption from liability from certain actions, insurance, and indemnification as well as the company’s contract with its directors on conditions of their employment, in other capacities, require the approval of the corporate audit committee, the board of directors, and the shareholders.

         According to the Israeli Companies Law, an extraordinary transaction of a company with its controlling member or with another person in whom the controlling member has a personal interest, including a private offering and also a contract of a company with a controlling member if he is also an officer or employee of the company regarding his service and employment conditions, shall require the following approvals in the following order: (i) corporate audit committee, (ii) the board of directors and (iii) the general shareholders meeting so long as the majority of the shareholders approving the transaction includes at least one third of the votes of shareholders who do not have personal interest in the approval of the transaction, or the total of opposing votes from shareholders who do not have personal interest does not exceed  1% of all the voting rights in the company.

Description of Securities

Ordinary Shares

         The following is a description of Blue Square’s ordinary shares.  Blue Square is authorized to issue 100,000,000 ordinary shares, par value NIS 1.0 per share.

         The ordinary shares do not have preemptive rights, preferred right or any other right to purchase the company’s security. Neither Blue Square’s Memorandum of Association or Articles of Association nor the laws of the State of Israel restrict the ownership or voting of ordinary shares by non-residents of Israel, except for subjects of countries which are enemies of Israel.

         Transfer of Shares.  Fully paid ordinary shares are issued in registered form and may be freely transferred pursuant to Blue Square’s Articles of Association unless that transfer is restricted or prohibited by another instrument.

         Notices.  Under Blue Square’s Articles of Association, each shareholder of record is entitled to receive at least 14 calendar days’ prior notice of an ordinary shareholders’ meeting and at least 21 calendar days’ prior notice of any shareholders’ meeting in which the agenda includes matters which may be voted on through voting instruments. According to the Israeli Companies Law and its regulations for purposes of determining the shareholders entitled to notice and to vote at such meeting, the board of directors may fix the record date not more than 40 nor less than four calendar days prior to the date of the meeting, provided that an announcement regarding the general meeting shall be given prior to the record date.

         Election of Directors.  Blue Square’s ordinary shares do not have cumulative voting rights in the election of directors.  As a result, the holders of ordinary shares representing more than 50% of Blue Square’s ordinary shares and voting power have the power to elect all of Blue Square’s directors, other than Blue Square’s external directors, whose election requires, in addition to the vote of a majority of shareholders, that at least one-third of the non-controlling shareholders who participate in the vote, vote for their nomination, or that less than one percent of the non-controlling shareholders vote against their nomination.  Currently, the Co-Op has the power to elect all of Blue Square’s directors other than its two external directors.  See “Item 3.  Key Information–Risk Factors–The Co-Op is able to control the outcome of matters requiring shareholder approval.” Please also see “Item 4.  Information on the Company–Contemplated Change in Control” for information regarding the contemplated sale of all of the shares of Blue Square held by the Co-Op to Bronfman-Alon.

         Dividend and Liquidation Rights.  Blue Square’s profit, in respect of which resolution was passed to distribute them as dividend or bonus shares, shall be paid on account of the nominal value of shares held by the shareholders. In the event of Blue Square’s liquidation, the liquidator may, with the general meeting’s approval, distribute parts of the company’s property In specie among the shareholders and he may, with similar approval, deposit any part of the company’s property with trustees in favor of the shareholders as the liquidate, with the approval mentioned above deems fit.

         Voting, Shareholders’ Meetings and Resolutions.  Holders of ordinary shares are entitled to one vote for each ordinary share held on all matters submitted to a vote of shareholders.  The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present, in person or by proxy, or who has sent the company a voting instrument indicating the way in which he is voting, who hold or represent, in the aggregate, 50% or more of the voting rights of Blue Square’s outstanding share capital.  A meeting adjourned for lack of a quorum is adjourned to the same day in the following week at the same time and place or any time and place as prescribed by the board of directors in notice to the shareholders. At the reconvened meeting one shareholder at least, present in person or by proxy constitute a quorum subject to the provisions of section 79 of the Israeli Companies Law.

         With the agreement of a meeting at which a quorum is present, the chairman may, and on the demand of the meeting he must, adjourn the meeting from time to time and from place to place, as the meeting resolves. If a meeting is adjourned for more than 21 days, notice of the adjourned meeting shall be given in the same way in which notice is given of a first meeting.

         Annual general shareholders’ meetings of shareholders are held once every year within a period of not more than 15 months after the last preceding annual general shareholders’ meeting. The meeting shall be held at the companies registered offices, unless the board of directors has determined otherwise. The board of directors may call special general meetings of shareholders and is obligated to do so upon a written request in accordance with the Israeli Companies Law. The Israeli Companies Law provides that a  special general meeting of shareholders may be called by the board of directors or by a request of two directors or 25% of the directors in office, or by shareholders holding at least 5% of the issued share capital of the company and at least 1% of the voting rights, or of shareholders holding at least 5% of the voting rights of the company.

         An ordinary resolution requires approval by the holders of a majority of the voting rights present, in person or by proxy, at the meeting and voting on the resolution.

         Modification of Class Rights.  Under Blue Square’s Articles of Association, unless otherwise provided, the rights attached to any class, may be varied after a resolution is passed by general meetings of the shareholders of each class of shares separately or after obtaining the written consent of the holders of all the classes of shares.

         Allotment of Shares.  Blue Square’s board of directors has the power to allot or to issue shares to any person, with restrictions and condition, for their nominal value or with a premium, as It deems fit.

Private Placements

         Under the Israeli Companies Law and regulations, if the private placement will acquire 20% or more of the voting rights, then the allotment must be approved by the board of directors and by the shareholders in the general shareholders’ meeting.

         If a substantial placement is made to a director, the chief executive officer or any placement to a controlling shareholder or to any person that will become a controlling shareholder after the issuance, the allotment must be approved by the board of directors and  by the shareholders in a general shareholders meeting.  A substantial private placement of securities is defined as a private placement that will increase the relative holdings of a shareholder that holds five percent or more of the company’s outstanding share capital, assuming the exercise of all of the securities convertible into shares held by that person, or that will cause any person to become, as a result of the issuance, a holder of more than five percent of the company’s outstanding share capital. Any placement of securities that does not fit the above description may be issued at the discretion of the board of directors.

         Under Blue Square’s Articles of Association, a private placement of Blue Square’s shares constituting, or securities convertible into, more than ten percent of Blue Square’s outstanding share, requires the approval the board of directors and Blue Square’s shareholders.

American Depositary Receipts

         The following is a summary of the material provisions of the Deposit Agreement, into which Blue Square entered with The Bank of New York, referred to as Depositary, and all owners and holders from time to time of ADRs issued under that agreement.  This summary does not purport to be complete and is qualified in its entirety by reference to the Deposit Agreement, a copy of which has been filed as an exhibit to Blue Square’s Registration Statement under the Securities Law of 1933, as amended (Registration No. 333-05024).  Additional copies of the Deposit Agreement are available for inspection at the corporate trust office of the Depositary in New York, currently located at 101 Barclay Street, New York, New York 10286, referred to as the Corporate Trust Office.

         ADRs evidencing ADSs were issued by the Depositary under the Deposit Agreement.  Each ADS represents one ordinary share deposited with the Custodian (as defined in the Deposit Agreement), as agent of the Depositary.  A single ADR may evidence any number of ADSs.  Only persons in whose names ADRs are registered on the books of the Depositary are treated by Blue Square and the Depositary as owners and holders of ADSs.

Deposit and Withdrawal of Securities

         Ordinary shares that are represented by the ADSs were deposited with the Custodian and registered in the name of the Depositary, or its nominee or the Custodian or its nominee.  The Depositary or its nominee or the Custodian or its nominee is the holder of record of all the ordinary shares on behalf of the holders of ADRs.  Subject to the terms and conditions of the Deposit Agreement, upon deposit of ordinary shares with the Custodian, the Depositary issued ADSs and executed and delivered the applicable ADS or ADRs.

         Upon surrender of ADRs at the Corporate Trust Office of the Depositary, and upon payment of the taxes, fees and charges provided in the Deposit Agreement and subject to their terms, ADR holders are entitled to delivery, at the office of the Custodian in Israel, of ordinary shares, and any other property or documents of title that the surrendered ADRs evidence the right to receive.

         Under the Deposit Agreement, the Depositary may execute and deliver ADRs prior to the receipt of ordinary shares, referred to as a Pre-Release, and deliver ordinary shares upon the receipt and cancellation of ADRs which have been Pre-Released, whether or not that cancellation is made prior to the termination of such Pre-Release or the Depositary knows that these ADRs have been Pre-Released.  The Depositary may receive ADRs in lieu of ordinary shares in satisfaction of a Pre-Release.  Each Pre-Release is (a) preceded or accompanied by a written representation from the person to whom ADRs are to be delivered that the person, or its customer, owns the ordinary shares or ADRs to be remitted, as the case may be, (b) at all times fully collateralized with cash or such other collateral as the Depositary deems appropriate, (c) terminable by the Depositary on not more than five business days’ notice, and (d) subject to such further indemnities and credit regulations as the Depositary deems appropriate.  The number of ADSs which are outstanding at any time as a result of Pre-Releases is required to not normally exceed 30% of the ordinary shares deposited under the Deposit Agreement; provided, however, that the Depositary reserves the right to change or disregard that limit from time to time as it deems appropriate.  The Depositary may retain for its own account any compensation received by it in connection with the foregoing.

Dividends, Other Distributions and Rights

         Whenever the Depositary shall receive foreign currency, the Depositary shall, subject to any restrictions imposed by Israeli laws, regulations or applicable exchange control permits issued by the Israeli Controller of Foreign Exchange, convert or cause to be converted all cash dividends and other cash distributions that it receives in respect of the underlying ordinary shares into dollars and distribute the amount received, net of any conversion commissions or expenses of the Depositary, to the holders of ADRs in proportion to the number of ADSs representing these shares held by each of them.  The amount distributed also will be reduced by any amounts required to be withheld by Blue Square, the Depositary or the Custodian for applicable taxes.  If the Depositary determines that any foreign currency received by it cannot be so converted on a reasonable basis and transferred to the United States, the Depositary may distribute, or in its discretion hold, such foreign currency, without liability for interest thereon, for the respective accounts of the ADR holders entitled to receive the same.

         If a distribution by Blue Square consists of a dividend in or free distribution of ordinary shares, the Depositary, shall, unless otherwise instructed by Blue Square, distribute to the holders of outstanding ADRs, in proportion to their holdings, additional ADRs evidencing an aggregate number of ADSs that represent the number of ordinary shares received as such dividend or free distribution, net of any expenses, fees, taxes or applicable charges.  If additional ADRs are not so distributed, each ADS shall thereafter also represent the additional ordinary shares distributed in respect of the ordinary shares represented by that ADS prior to the dividend or free distribution.

         If Blue Square offers, or causes to be offered, to holders of ordinary shares any rights to subscribe for additional ordinary shares or any rights of any other nature, the Depositary, after consultation with Blue Square, shall have discretion as to the procedures to be followed in making these rights available to any holder of ADRs or in disposing of these rights and making the net proceeds available to that holder.  If the Depositary determines in its discretion that it is lawful and feasible to make these rights available to all holders of ADRs or certain holders of ADRs but not others, the Depositary may make these rights available to those holders of ADRs to whom it determines the distribution to be lawful and feasible in proportion to the number of ADSs held by them by means of warrants or otherwise.  If making these rights available to all or certain holders of ADRs is determined by the Depositary in its discretion not to be lawful or feasible, the Depositary may sell these rights or warrants or other instruments in proportion to the number of ADSs held by owners to whom it has determined it may not lawfully and feasibly make these rights available, and allocate the proceeds of these sales, net of fees, expenses, taxes and any other applicable charge, for the account of the holders of ADRs otherwise entitled to these proceeds, upon an averaged or other practicable basis without regard to any distinctions among these holders because of exchange restrictions, or the date of delivery of any ADR or ADRs, or otherwise.  The net proceeds so allocated to the holders of ADRs entitled thereto will be distributed to the extent practicable as in the case of a distribution of cash.  If, by the terms of the rights offering or for any other reason, the Depositary may not either make these rights available to any holders of ADRs or dispose of these rights and make the proceeds available to these holders, then the Depositary will allow the rights to lapse.

         The Depositary will not offer rights to holders of ADRs unless both the rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to a distribution to these holders or are registered under the provisions of the Securities Act.  However, nothing in the Deposit Agreement will create, or be construed to create, any obligation on the part of Blue Square to file a registration statement with the Securities and Exchange Commission or endeavor to have a registration statement declared effective in order to allow rights to be made available to owners.  If a holder of ADRs requests distribution of warrants or other instruments, notwithstanding that there has been no such registration under that Act, the Depositary will not make a distribution unless it has received an opinion from recognized counsel in the United States for Blue Square, upon which the Depositary may rely, stating that the distribution to that holder is exempt from registration.

         If the Depositary determines that any distribution of property (other than cash), ordinary shares or rights to subscribe to ordinary shares cannot be made proportionately among the holders of the ADRs entitled to the distribution or that any such distribution is not feasible for any reason, including any requirement that the Depositary or Blue Square is obligated to withhold any taxes or other governmental charges or that these securities must be registered under the Securities Act in order to be distributed, the Depositary may dispose of all or a portion of that property, ordinary shares or rights in these amounts and in that manner, including by public or private sale, as the Depositary deems equitable and practicable, and the Depositary shall distribute the net proceeds of any sale, after deduction of the fees of the Depositary as provided in the Deposit Agreement, to the ADR holders entitled to these proceeds in a manner similar to a cash distribution.

Record Dates

         Whenever any cash dividend or other cash distribution becomes payable, any distribution other than cash shall be made, or rights shall be issued with respect to the ordinary shares, or whenever the Depositary receives notice of any meeting of holders of the ordinary shares or shareholders generally, the Depositary shall fix a record date.  The record date shall be the same as the record date fixed by Blue Square applicable to the ordinary shares, or, if that record date is different, fixed after consultation with Blue Square, if practicable.  Holders of ADRs as of the record date are entitled to receive these dividend, distribution or rights, or net proceeds of the sale thereof, or to give instructions for the exercise of voting rights at any meeting, subject to the provisions of the Deposit Agreement.

Value of the Underlying Deposited Securities

         Upon receipt of notice of any meeting or solicitation of consents or proxies of holders of ordinary shares, the Depositary has agreed to mail to holders of ADRs registered on the books of the Depositary, a notice in English containing (a) the information contained in the notice received by the Depositary, (b) a statement that each holder of ADRs at the close of business on a specified record date will be entitled, subject to the applicable provisions of law and to Blue Square’s Articles of Association, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the ordinary shares represented by the ADSs evidenced by that holder’s ADRs, and (c) a statement as to the manner in which instructions may be given, including, when applicable, an express indication that instructions may be given, or, if applicable, deemed given in accordance with the Deposit Agreement to the Depositary to give a discretionary proxy to a person designated by Blue Square.  Upon the written request of a holder of ADRs on the record date received on or before the date established by the Depositary for such purpose, the Depositary has agreed to endeavor, insofar as practicable and subject to the applicable provisions of law, the Deposit Agreement and Blue Square’s Articles of Association, to vote or cause to be voted the ordinary shares represented by the ADSs in accordance with any instruction set forth in such request.  Blue Square has agreed, without increasing its obligations or potential liability to the holders of ADRs, to provide notice, to the extent practicable, of any meeting of holders of ordinary shares or shareholders generally to the Depositary sufficiently in advance of such meeting in order to enable the Depositary to vote or cause to be voted the ordinary shares represented by ADSs in accordance with the Deposit Agreement.  The Depositary shall not vote or attempt to exercise the right to vote that attaches to the ordinary shares or other deposited securities, other than in accordance with such instructions or deemed instructions.  If after complying with the procedures set forth in this paragraph, the Depositary either (a)does not receive instructions from the owner of an ADR, or (b) receives instructions that have been left blank on or before the date established by the Depositary for such purposes, the Depositary gives a discretionary proxy to vote the ordinary shares evidenced by that ADR to a person designated by Blue Square; provided, however,that in the case of (a) above, no such discretionary proxy shall be given with respect to any matter as to which Blue Square informs the Depositary, and Blue Square agrees to provide such information as promptly as practicable in writing that (1) Blue Square does not wish such proxy given or the proxy would not be valid under applicable Israeli law, (2) such proposition involves any solicitation of opposing proxies, or (3) such proposition authorizes the liquidation or dissolution of Blue Square or any merger or consolidation or other transaction involving the acquisition of a majority of Blue Square’s outstanding ordinary shares which requires the consent of the holders of Blue Square’s ordinary shares, including the deposited securities.

Inspection of Transfer Books

         The Depositary is required to maintain at its transfer office in the Borough of Manhattan, the City of New York, facilities for the execution and delivery, registration, registration of transfer, and surrender of ADRs and books for the registration of ADRs and transfers of ADRs that at reasonable times will be open for inspection by the holders of ADRs and Blue Square.  The inspection shall not be for the purpose of communicating with holders of ADRs in the interest of a business or object other than the business of Blue Square or a matter related to the Deposit Agreement or the ADRs.

Reports and Notices

         Blue Square is required to furnish to the Depositary English-language versions of communications generally distributed to holders of ordinary shares, including its annual reports to shareholders together with its audited consolidated financial statements prepared in accordance with Israeli GAAP and reconciled with U.S. GAAP, if necessary.  Blue Square is required to also furnish its unaudited quarterly consolidated financial information in English, which will also be prepared in accordance with Israeli GAAP.  The Depositary is required to make available for inspection by ADR holders at its principal office any reports and communications received from Blue Square that are both (a) received by the Depositary as the holder of ordinary shares and (b) made generally available to the holders of ordinary shares by Blue Square.  The Depositary also will send these reports to ADR holders as soon as practicable after receipt of copies of these reports when furnished by Blue Square as provided in the Deposit Agreement.

         On or before the first date on which Blue Square gives notice, by publication or otherwise, of any meeting of holders of ordinary shares or shareholders generally, or of any adjourned meeting of these holders, or of the distribution of cash dividends or the offering of any rights, Blue Square shall transmit to the Depositary and the Custodian a copy of that notice in the form given or to be given to holders of ordinary shares.  Blue Square will arrange for the translation into English and the prompt transmittal to the Depositary and the custodians of these notices and any other reports and communications which are made generally available by Blue Square to holders of the ordinary shares.  The Depositary is requiring, at Blue Square’s expense, to arrange for the mailing of these notices to all ADR holders if requested in writing by Blue Square.

Amendment and Termination of the Deposit Agreement

         The form of the ADRs and the Deposit Agreement may at any time be amended by agreement between Blue Square and the Depositary.  Any amendment that imposes or increases any fees or charges, other than taxes and other governmental charges, registration fees, cable, telex or facsimile transmission costs or other such expenses, or that otherwise prejudices any substantial existing right of ADR owners, will not apply to outstanding ADRs until the expiration of 30 days after notice of the amendment has been given to the record holders of outstanding ADRs.  Every holder of ADRs at the time the amendment becomes effective will be deemed, by continuing to hold the ADR, to consent and agree to the amendment and to be bound by the Deposit Agreement or the ADR as amended.  In no event may any amendment impair the right of any ADR holder to surrender his ADR and receive the ordinary shares and other property represented by the ADR, except to comply with mandatory provisions of applicable law.

         The Depositary has agreed to terminate the Deposit Agreement, whenever so directed by Blue Square, by giving notice of termination to the holders of all ADRs then outstanding at least 30 days prior to the date fixed in the notice of termination.  The Depositary likewise may terminate the Deposit Agreement by giving Blue Square and the holders of ADRs notice at any time 30 days after the Depositary shall have delivered to Blue Square a notice of its election to resign, provided that a successor depositary shall not have been appointed and accepted its appointment before the end of the 30-day period.  If any ADRs remain outstanding after the date of termination, the Depositary will discontinue the registration of transfer of ADRs, will suspend the distribution of dividends to the holders of ADRs and will not give any further notices or perform any further acts under the Deposit Agreement, except that the Depositary will continue (a) the collection of dividends and other distributions pertaining to ordinary shares and any other property represented by these ADRs, (b) the sale of rights or property,as provided in the Deposit Agreement, and (c) the delivery of ordinary shares, together with any dividends or other distributions received and the net proceeds of the sale of any rights or other property, after deducting applicable fees, expenses and taxes, in exchange for surrendered ADRs.  At any time after the expiration of one year from the date of termination, the Depositary may sell the ordinary shares and any other property represented by the ADRs and hold the net proceeds, together with any other cash then held, uninvested and without liability for interest, for the pro rata benefit of the holders of ADRs that have not surrendered their ADRs.  After effecting the sale, the Depositary shall be discharged from all obligations under the Deposit Agreement, except to account for net proceeds and other cash, after deducting applicable fees of the Depositary, expenses and taxes and except for specified obligations for indemnification set forth in the Deposit Agreement.  Upon the termination of the Deposit Agreement, Blue Square will also be discharged from all its obligations under the agreement, except for specified obligations to the Depositary.

Charges of Depositary

         The Depositary will charge any party depositing or withdrawing ordinary shares or any party surrendering ADRs or to whom ADRs are issued, including issuance in connection with a stock dividend or stock split declared by Blue Square or an exchange of stock regarding the ADRs or deposited securities or a distribution of ADRs pursuant to the Deposit Agreement, where applicable:  (a) taxes and other governmental charges; (b) registration fees as may from time to time be in effect for the registration of transfers of ordinary shares generally on the share register of Blue Square or the appointed agent of Blue Square for transfer and registration of ordinary shares and applicable to transfers of ordinary shares to the name of the Depositary or its nominee or the Custodian or its nominee on the making of deposits or withdrawals; (c) cable, telex and facsimile transmission expenses as expressly provided in the Deposit Agreement to be at the expense of persons depositing ordinary shares or owners; (d) expenses incurred by the Depositary in the conversion of foreign currency pursuant to the Deposit Agreement; (e) a fee not in excess of $5.00 per 100 ADSs, or portion of 100 ADSs, for the issuance and surrender of ADRs under the Deposit Agreement; (f) a fee not in excess of $.02 per ADS, or portion of an ADS, for any cash distribution made under the Deposit Agreement; and (g) a fee for the distribution of securities under the Deposit Agreement, in an amount equal to the fee for the execution and delivery of ADSs referred to above, which would have been charged as a result of the deposit of these securities, but which securities are instead distributed by the Depositary to owners.

General

         Neither the Depositary nor Blue Square will incur any liability if prevented or delayed from performing its obligations under the Deposit Agreement by reason of any present or future law of any country, act of God, war, the threat of any civil or criminal penalty, or any other circumstances beyond its control or, in the case of the Depositary, any provision of Blue Square’s Articles of Association or of the ordinary shares deposited under the Deposit Agreement.  The obligations and liabilities of Blue Square and the Depositary and its agents under the Deposit Agreement are expressly limited to performing without negligence or bad faith their respective obligations specified therein.

         The Depositary will act as ADR registrar or appoint a registrar or one or more co-registrars for registration of the ADRs evidencing the ADSs in accordance with any requirements of the New York Stock Exchange or of any other stock exchange on which the ADSs may be listed.

         The transfer of the ADRs is registerable on the books of the Depositary.  However, the Depositary may close the transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties.  As a condition precedent to the execution and delivery, registration of transfer, split-up, combination or surrender of any ADR or the withdrawal of any ordinary shares or any property represented by the ADR, the Depositary, the Custodian or the registrar may require from the holder or the presenter of the ADR or the depositor of the shares (a) payment of a sum sufficient to pay or reimburse it for any tax or other governmental charge and any stock transfer or registration fee or any charge of the Depositary upon delivery of the ADR or upon surrender of the ADR, as set forth in the Deposit Agreement, and (b) proof satisfactory to the Depositary or Custodian of identity or genuineness of any signature and proof of citizenship, residence, exchange control approval, legal or beneficial ownership, compliance with all applicable laws and regulations, compliance with all other applicable provisions of or governing the ordinary shares and the terms of the Deposit Agreement or other information as the Depositary may deem necessary or proper.  The delivery and transfer of ADRs and registration of transfers of outstanding ADRs generally may be suspended during any period when the transfer books of the Depositary are closed, or if any such action is deemed necessary or advisable by the Depositary or Blue Square at any time or from time to time.

         Notwithstanding anything in the Deposit Agreement or the ADRs to the contrary, the surrender of the ADRs and withdrawal of deposited securities may not be suspended except for (a) temporary delays caused by closing transfer books of the Depositary or Blue Square or the deposit of shares in connection with voting at a shareholders’ meeting or the payment of dividends, (b) the payment of fees, taxes and similar charges and (c) compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of deposited securities.

         The Depositary may, if so requested by Blue Square, appoint one or more co-transfer agents for the purpose of effecting transfers, combinations and split-ups of ADRs at designated transfer offices on behalf of the Depositary.  In carrying out its functions, a co-transfer agent may require evidence of authority and compliance with applicable laws and other requirements by holders of ADRs or persons entitled to ADRs and will be entitled to protection and indemnity to the same extent as the Depositary.

         Under Israeli law, persons who hold a direct or indirect interest in 5% or more of the ordinary shares, including persons who hold an interest through the holding of ADRs, are required to promptly give written notice of their interest and any subsequent change in their interest to Blue Square.

C.	Material Contracts.

         Pursuant to an Agreement, dated January 31, 2002, with HID International Distribution France (“HID”), we were granted the exclusive rights in Israel to distribute products under the private label, “Leader Price,” owned by a leading French retailer which markets its products in 30 countries around the world.  As part of the agreement, with certain exceptions, we agreed not to import, manufacture or produce any other private label products, other than products under the “Leader Price” name; however, we are entitled to import any product other than products under the “Leader Price” trademark as well as products to be purchased by us from HID’s manufacturers and/or suppliers which at the time of execution of the agreement or prior thereto worked with us. The parties agreed to discuss the terms on which HID will pay us an annual bonus.  The initial term of the agreement is for seven years, and it will be automatically renewed for an additional period of nine years unless either party notifies the other of its intention not to renew the agreement for reasonable cause within one year prior to the expiration of the initial term.

         For a summary of other material contracts, see “Item 4.  Information on the Company—Property, Plants and Equipment,” “Item 6.  Directors, Senior Management and Employees—Board Practices—Exculpation, Insurance and Indemnification of Directors and Officers—Limitations on Insurance and Indemnification,” “Item 7.  Major Shareholders and Related Party Transactions—Related Party Transactions,” “Item 10.  Additional Information—Memorandum and Articles of Association—Description of Securities—American Depositary Receipts” and our consolidated financial statements and notes included elsewhere in this annual report.

D.	Exchange Controls.

         Israeli law and regulations do not impose any material foreign exchange restrictions on non-Israeli holders of Blue Square’s ordinary shares.  In May 1998, a new “general permit” was issued under the Israeli Currency Control Law, 1978, which removed most of the restrictions that previously existed under the law and enabled Israeli citizens to freely invest outside of Israel and freely convert Israeli currency into non-Israeli currencies.

         Dividends, if any, paid to holders of Blue Square’s ordinary shares, and any amounts payable upon our dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of Blue Square’s ordinary shares to an Israeli resident, may be paid in non-Israeli currency or, if paid in Israeli currency, may be converted into freely repatriable dollars at the rate of exchange prevailing at the time of conversion.

E.	Taxation

Israeli Tax Considerations

         General

         The following is a summary of the current tax laws of the State of Israel as they relate to us and to our shareholders. Also included is a discussion of the material Israeli tax consequences to for persons purchasing our ordinary shares or ADSs (the “Shares”).

         The discussion is based on legislation yet to be subject to judicial or administrative interpretation, there can be no assurance that the views expressed herein will accord with any such interpretation in the future. This discussion is not intended and should not be construed as legal or professional tax advice and does not cover all possible tax considerations.

         Israeli Tax Reform

         On July 24, 2002, the Israeli Parliament enacted income tax reform legislation (the “Tax Reform”). The Tax Reform introduced fundamental and comprehensive changes to Israeli tax laws. Most of the legislative changes took effect on January 1, 2003. The Tax Reform introduced a transition from a primarily territorial-based tax system to a personal-based system of taxation with respect to Israeli residents, and resulted in significant amendment of the international taxation provisions, and in new provisions concerning the taxation of capital markets including the abolishment of currently “exempt investment routes” (e.g., capital gains generated by individuals from the sale of securities traded on the Tel-Aviv Stock Exchange).

         It should be noted that various issues related to the Tax Reform remain unclear in view of the legislative language utilized. The analysis below is therefore based on our current understanding of the new legislation.

         It should be noted that, as stipulated and derived from the Tax Reform legislation, the Shares are no longer regarded and defined as “foreign traded securities” and thus certain associated Israeli tax aspects will accordingly be subject to change as discussed below.

Corporate Tax Structure

         General

         Israeli companies are subject to company tax at the rate of 36% of taxable income. Dividends received by an Israeli corporation from Israeli subsidiaries are generally exempt from company tax.

         Corporate Taxation Under Inflationary Conditions

         The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. Its features which are material to us pertain to a special tax adjustment for the preservation of equity as follows:

•

Where a company’s equity, as calculated under the Inflationary Adjustments Law, exceeds the depreciated cost of fixed assets, a deduction from taxable income is permitted equal to the excess multiplied by the applicable annual rate of inflation. The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward.

•	Where a company’s depreciated cost of fixed assets exceeds its equity, then the excess multiplied by the applicable annual rate of inflation is added to taxable income.
•	Subject to specified limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the CPI.
•	Gains on traded securities are taxable when realized. However, securities dealers are subject to the regular tax rules applicable to business income in Israel.

         Under the Inflationary Adjustments Law, results for tax purposes are measured in real terms in accordance with the changes in the CPI.  Since a portion of our expenses accrues in dollars, the discrepancy between the change in the CPI and the change in the exchange rate of the NIS to the dollar, each year and cumulatively, may result in a significant difference between taxable income and the income denominated in NIS reflected in our financial statements.

Capital Gains Tax

         General

         Israeli law imposes a capital gains tax on the sale of capital assets by an Israeli resident and on the sale of capital assets located in Israel or the sale of direct or indirect rights to assets located in Israel, including on the sale of the Shares by some of our shareholders (see discussion below). The Israeli Tax Ordinance distinguishes between “Real Gain” and “Inflationary Surplus”. Real Gain is the excess of the total capital gain over Inflationary Surplus computed on the basis of the increase in the Israeli CPI between the date of purchase and the date of sale. The Real Gain accrued upon the sale of an asset purchased on or after January 1, 2003 is taxed at an applicable 25% rate, both for individuals and for corporations, as opposed to the previous 36% rate applicable to corporations, and to the marginal tax rate of up to 50% applicable to individuals with respect to sale transactions effected prior to January 1, 2003.

         Real Gains derived from the disposal after January 1, 2003 of an asset purchased prior to that date will be subject to capital gains tax at a blended rate. The previous capital gains tax rate (36% for a corporation and a marginal tax rate of up to 50% for individuals) will apply to the total gain amount realized in the same ratio as the ratio which the holding period commencing on the acquisition date and terminating on January 1, 2003 bears to the total holding period. The remainder of the gain realized will be subject to capital gains tax at the beneficial 25% rate.

         Inflationary Surplus is exempt from any tax.

         Upon the sale of an asset subject to capital gains tax, a tax advance of 25% of the capital gain is payable within 30 days of the transaction. The Assessing Officer may accept the actual amount of tax payable, if this is lower, provided that a detailed return which includes a computation of the tax return, which includes a computation of the tax due, is filed within that period. Capital gains are also reportable on annual income tax returns.

         Taxation of investors engaged in a business of trading securities

         Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income.

         Taxation of Israeli Residents

•	Israeli Resident Shareholders subject to the Inflationary Adjustments Law.

         The Inflationary Adjustments Law includes provisions concerning taxation on gains derived from the sale of traded securities. These provisions apply to most corporate shareholders and to certain individuals. There is some uncertainty as to whether these provisions also apply to foreign corporations that hold our shares because non-resident companies are not expressly exempt from them. A shareholder who is subject to the Inflationary Adjustments Law will be taxed, upon the sale of his or her Shares, on the full amount of his or her gain at the tax rate applicable to that shareholder (36% for a corporation and a marginal tax rate of up to 50% for individuals). It should be noted that the Tax Reform has not altered significantly the legal situation concerning this aspect.

•	Israeli Resident Shareholders not subject to the Inflationary Adjustments Law.

         As mentioned above, in November 2000 our ordinary shares were listed for trading on the Tel Aviv Stock Exchange. As a result of our dual listing and due to the Tax Reform (inclusion of new provisions concerning the taxation of capital markets) and that since our ordinary shares are not considered “foreign traded securities”, the tax treatment of our shareholders under Israeli law has changed.

         The following is a summary of the most significant Israeli capital gains tax implications arising with respect to the sale of our Shares by shareholders that are not engaged in the business of trading securities or who are not subject to the Inflationary Adjustments Law. As demonstrated below, shareholder’s purchase date may determine the tax outcomes in this regard.

         It should be noted that our analysis is based partially on guidelines published by the Israeli Tax Authorities prior to the legislation of the Tax Reform concerning the tax treatment of securities traded in the Tel Aviv Stock Exchange and on foreign stock exchanges abroad. Accordingly, the analysis may change should new legislation or amended guidelines concerning this aspect be published in the future.

•	Sale of Shares Purchased after January 1, 2003

         The shareholder will be subject to tax at a rate of 15% on realized real capital gain. To the extent that the shareholder claims a deduction of financing expenses, the gain will be subject to tax at a rate of 25%.

•	Sale of Shares Purchased after the listing on the Tel Aviv Stock Exchange and before January 1, 2003

         The shareholder will be subject to tax on the gain derived commencing from January 1, 2003 at a rate of 15%. The cost value of the shares for the purpose of the gain computation will be based on the average price of the shares during the last three trading days preceding January 1, 2003 or the adjust original cost of the shares, whichever is higher. In the last case, the capital loss that might be offset is the difference between the adjusted average value and the value of the shares at the date of the sale. To the extent that the taxpayer claims a deduction of financing expenses, the gain will be subject to tax at a rate of 25%.

         The remainder of the gain realized (i.e., the real gain attributed to the period from the purchase date until January 1, 2003) will be exempt from Israeli tax.

•	Sale of Shares Purchased prior to the listing on the Tel Aviv Stock Exchange

	•	A shareholder who elected to recognize a tax event at the listing date on the Tel Aviv Stock Exchange or rescinded an election to defer the tax event

         If the shareholder elected to recognize a tax event on the date of the listing of the shares on the Tel Aviv Stock Exchange, or rescinded an election to defer the tax event until the date of actual sale of the shares on the Tel-Aviv Stock Exchange, the profit realized will be allocated to three separate components: (i) profit or loss determined at the date of listing on the Tel Aviv Stock Exchange; (ii) profit or loss accrued from the date of listing the shares on the Tel Aviv Stock Exchange until January 1, 2003 and (iii)  Gain (or loss) accrued from January 1, 2003 until the actual sale of the shares.

         Regarding profits determined at the listing date, the shareholder generally will be taxed at a rate of 35% for an individual shareholder or 36% for a corporate shareholder. If such a shareholder elected not to pay the tax at the date of listing, the shareholder will be required to pay interest and linkage on the tax amount from the date of listing.

         Profits accrued from the date of listing of the shares on the Tel Aviv Stock Exchange until January 1, 2003 may enjoy a capital gains tax exemption.

         Gain (or loss) accrued from January 1, 2003 until the actual sale of the shares will be subject to tax at a rate of 15%. The cost value of the shares for purposes of gain computation will be based on the average price of the shares during the last three trading days preceding January 1, 2003. To the extent that the taxpayer claims a deduction of financing expenses, the gain will be subject to tax at a rate of 25%.

•	A shareholder who elected to defer the tax event until the actual sale of the shares

         If the shareholder elected to defer the tax event until the date of the actual sale of the securities and has notified the tax authorities about the election, the shareholder will generally be taxed at the rates of up to 50% for an individual shareholder or 36% for a corporate shareholder for the total gain amount realized in the same ratio as the ratio which the holding period commencing on the acquisition data and terminating on January 1, 2003 bears to the total holding period. The remainder of the gain realized will be subject to capital gains tax at the beneficial 25% rate (both for individuals and corporations).

         The subsidiary legislation has not completed yet such that reduced tax rates may be imposed.

         Capital Taxation of Non-Israeli Residents.

         As mentioned above, Israeli law generally imposes a capital gains tax on sales of capital assets, including securities and any other direct or indirect rights to capital assets located in Israel. This tax is also applicable to non-residents of Israel as follows:

•

Foreign investors (individuals and corporations) that are not engaged in a business of trading securities through a permanent establishment in Israel and are not subject to the Inflationary Adjustments Law, who purchased the shares after the listing on the Tel Aviv Stock Exchange will be exempt from tax on capital gains derived from the sale of the Shares.

Under interpretations of the law and according to the Israeli tax authorities, the above exemption will occur also on foreign investors (individuals and corporations) that are not engaged in a business of trading securities and are not subject to the Inflationary Adjustments Law, who purchased securities before the listing on the Tel Aviv Stock Exchange.

         Withholding at source from capital gains upon the sale of traded securities

         As of the commencement of the Tax Reform, Israeli stockbrokers are obliged to withhold tax upon the sale of traded securities. The applicable withholding tax rate is 15% from the real gain. As a temporary measure for 2003, the stockbroker will withhold tax from the consideration received upon the sale at the rate of 0.5% from January 1, 2003 until June 30, 2003 and at the rate of 1% from July 1, 2003 until December 31, 2003.

Dividends

         The distribution of dividend income, other than bonus shares (stock dividends), to Israeli residents who purchased our Shares will generally be subject to income tax at a rate of 25% for individuals and will be exempt from income tax for corporations.

         Non-residents of Israel (both individuals and corporations) are subject to income tax on income accrued or derived from sources in Israel, including dividends from Israeli corporations. The distribution of dividend income, other than bonus shares (stock dividends), to non-residents of Israel will generally be subject to income tax at a rate of 25% by way of a tax withholding, unless a lower rate is stipulated by a treaty between Israel and the shareholder’s country of residence.

Taxation of Residents of the United States Under the US Treaty

         Residents of the United States will generally be subject to withholding tax in Israel on dividends paid, if any, on Shares. Generally, under the Convention between the Government of the United States and the Government of the State of Israel with respect to Taxes on Income (the “US Treaty”), the maximum rate of withholding tax on dividends paid to a holder of Shares who is a resident of the United States (as defined in the US Treaty) will be 25%.

         The US Treaty exempts from taxation in Israel any capital gain realized on the sale, exchange or other disposition of Shares by a holder that is a resident of the United States for purposes of the US Treaty, unless the above holder owns directly or indirectly, 10% or more of our voting stock at all times during the 12-month period preceding such sale, exchange or other disposition or unless the above shareholder is an individual and was present in Israel for more than 183 days during the relevant taxable year.

         As mentioned above, according to interpretation of the law, and according to the interpretation of the Israeli tax authorities, effective January 1, 2003 a non-Israeli resident will not be subject to tax on the sale of shares listed both on Israeli Stock Exchange and on NYSE.  However, under the US treaty, residents of the United States (as defined in the US Treaty) would be permitted to claim a credit for this tax against US federal income tax imposed on the sale, exchange or other disposition, subject to the limitations in US laws applicable to foreign tax credits. The US treaty does not relate to US state or local taxes.

         The application of the US Treaty provisions to dividends and capital gains described above is conditioned upon the fact that such income is not effectively connected with a permanent establishment (as defined in the US Treaty) maintained by the non-Israeli resident in Israel.

         A non-resident of Israel that has dividend income derived from or accrued in Israel, from which tax was withheld at the source, is generally exempt from the duty to file tax returns in Israel in respect of such income, provided such income was not connected to or derived from a trade or business conducted in Israel by the tax payer.

Repatriation

         Non-residents of Israel who acquire any of the Shares of the Company will be able to repatriate dividends, liquidation distributions and the proceeds from the sale of such ADSs or ordinary shares, into in non-Israeli currencies at the rate of exchange prevailing at the time of repatriation, provided that any applicable Israel income tax has been paid, or withheld, on such amounts if applicable.

         United States Federal Income Tax Considerations

         Subject to the limitations described in the next paragraph, the following discussion describes the material United States federal income tax consequences to a holder of Blue Square’s ordinary shares, referred to for purposes of this discussion as a “U.S. holder,” that is:

•	a citizen or resident of the United States;
•	a corporation created or organized in the United States or under the laws of the United States or of any State;
•	an estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or
•

a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

         In addition, certain material aspects of United States federal income tax relevant to a holder other than a U.S. holder, referred to as a “Non-U.S. holder,” are discussed below.

         This summary is for general information purposes only.  It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each person’s decision to purchase ordinary shares.

         This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, current and proposed Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis.  This discussion does not address all aspects of United States federal income taxation that may be relevant to any particular shareholder based on such shareholder’s individual circumstances.  In particular, this discussion considers only U.S. holders that will own ordinary shares as capital assets and does not address the potential application of the alternative minimum tax or United States federal income tax consequences to U.S. holders that are subject to special treatment, including U.S. holders that:

•	are broker-dealers or insurance companies;
•	have elected mark-to-marketing accounting;
•	are tax-exempt organizations;
•	are financial institutions or “financial services entities”;
•	hold ADSs or ordinary shares as part of a straddle, “hedge” or “conversion transaction” with other investments;
•	own directly, indirectly or by attribution at least 10% of Blue Square’s shares representing at least 10% of Blue Square’s shareholders’ voting power;
•	have a functional currency that is not the dollar.

         In addition, this discussion does not address any aspect of state, local or non-United States tax laws.

         Additionally, the discussion does not consider the tax treatment of persons who hold ADSs or ordinary shares through a partnership or other pass-through entity or the possible application of United States federal gift or estate tax.  Material aspects of United States federal income tax relevant to a holder other than a U.S. holder are also discussed below.

         Each holder of ADSs or ordinary shares is advised to consult such person’s own tax advisor with respect to the specific tax consequences to such person of purchasing, holding or disposing of Blue Square’s ADSs or ordinary shares.

         Taxation of Dividends Paid on Ordinary Shares

         A U.S. holder will be required to include in gross income as ordinary income the amount of any distribution paid on ordinary shares, including any Israeli taxes withheld from the amount paid, on the date the distribution is received to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for United States federal income tax purposes.  Distributions received by a U.S. holder who is an individual from a “qualified foreign corporation” are taxed at the top rate of 15%. The individual must hold the ordinary shares for more than 60 days during the 120 day period beginning 60 days before the ex-dividend date in order for the distribution to be eligible for this rate of tax. A “qualified foreign corporation” is (1) a foreign corporation with shares that are readily tradeable on an established   securities market in the United States including ordinary shares and ADSs or (2) a foreign corporation that is eligible for benefits under a comprehensive income tax treaty with the United States. A “qualified foreign corporation” does not include any foreign corporation which for the taxable year of the corporation in which the dividend was paid or the preceding taxable year is a passive foreign investment company.  Distributions received by a foreign corporation that is not a “qualified foreign corporation” are taxed at a maximum rate of 35%. Distributions in excess of these earnings and profits will first be applied against and will reduce the U.S. holder’s tax basis in the ordinary shares and, to the extent the distribution is in excess of such tax basis, will be treated as gain from the sale or exchange of the ordinary shares.

         U.S. holders will have the option of claiming the amount of any Israeli income taxes withheld at source either as a deduction from gross income or as a dollar-for-dollar credit against their United States federal income tax liability.  Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the Israeli income taxes withheld, but such amount may be claimed as a credit against the individual’s United States federal income tax liability.  The amount of foreign income taxes which may be claimed as a credit in any year is subject to complex limitations and restrictions, which must generally be determined on an individual basis by each shareholder.  The limitations set out in the Code include, among others, rules which limit foreign tax credits allowable with respect to specific categories  of income to the United States federal income taxes otherwise payable with respect to each specific category  of income.  Distributions of current or accumulated earnings and profits will be foreign source passive income for United States foreign tax credit purposes and will not qualify for the dividends received deduction available to corporations.  The total amount of allowable foreign tax credits in any year cannot exceed regular U.S. tax liability for the year attributable to foreign source taxable income.  However, a U.S. holder who is an individual may elect not to be subject to the foreign tax credit limitation rules if all of that U.S. holder’s foreign source income is qualified passive income and his or her creditable foreign taxes do not exceed $300, or $600 for joint returns, in a taxable year.  Qualified passive income includes dividends and other amounts, but only to the extent the U.S. holder receives a Form 1099 or similar payee statement with respect to that qualified passive income.  A U.S. holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares to the extent such U.S. holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. holder is under an obligation to make related payments with respect to substantially similar or related property.  Any days during which a U.S. holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute.

         Taxation of the Disposition of Ordinary Shares

         Upon the sale, exchange or other disposition of ordinary shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between such U.S. holder’s basis in the ordinary shares, which is usually the cost of such shares, and the amount realized on the disposition.  Capital gain from the sale, exchange or other disposition of ordinary shares held more than one year is long-term capital gain, and is eligible for a maximum 20% rate of taxation for individuals. The maximum rate of 15% applies to sales or exchanges that occur on or after May 6, 2003.  Capital gain from the sale, exchange or other disposition of ordinary shares held for one year or less is short-term capital gain and taxed as ordinary income at a maximum rate of 35%. Gains and losses recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares will be treated as United States source income or loss for United States foreign tax credit purposes.  The deductibility of a capital loss recognized on the sale, exchange or other disposition of ordinary shares is subject to limitations.

         Tax Consequences if Blue Square is a Passive Foreign Investment Company

         Blue Square will be a passive foreign investment company, or PFIC, if 75% or more of its gross income in a taxable year, including the pro rata share of the gross income of any company, U.S. or foreign, in which Blue Square is considered to own 25% or more of the shares by value, is passive income.  Alternatively, Blue Square will be considered to be a PFIC if at least 50% of its assets in a taxable year, averaged over the year and ordinarily determined based on fair market value and including the pro rata share of the assets of any company in which Blue Square is considered to own 25% or more of the shares by value, are held for the production of, or produce, passive income.  Passive income includes amounts derived by reason of the temporary investment of funds raised in our public offerings.  If Blue Square were a PFIC, and a U.S. holder did not make an election to treat us as a “qualified electing fund” (as described below):

•

excess distributions by Blue Square to a U.S. holder would be taxed in a special way.  “Excess distributions” are amounts received by a U.S. holder with respect to Blue Square’s securities in any taxable year that exceed 125% of the average distributions received by that U.S. holder from Blue Square in the shorter of either the three previous years or that U.S. holder’s holding period for ordinary shares before the present taxable year.  Excess distributions must be allocated ratably to each day that a U.S. holder has held Blue Square’s securities.  A U.S. holder must include amounts allocated to the current taxable year, and any prior taxable year in which Blue Square was not a PFIC, in its gross income as ordinary income for that year.  A U.S. holder must pay tax on amounts allocated to each prior taxable year in which Blue Square was PFIC at the highest rate in effect for that year on ordinary income and the tax is subject to an interest charge at the rate applicable to deficiencies for income tax.

•

the entire amount of gain that was realized by a U.S. holder upon the sale or other disposition of ordinary shares will also be rated as excess distribution and will be subject to tax as described above.

•

a U.S. holder’s tax basis in Blue Square’s shares that were acquired from a decedent would not receive a step-up to fair market value as of the date of the decedent’s death but would instead be equal to the decedent’s basis, if lower.

         The special PFIC rules described above will not apply to a U.S. holder if the U.S. holder makes an election to treat us as a “qualified electing fund,” or QEF, in the first taxable year in which the U.S. holder owns ordinary shares and if Blue Square complies with certain reporting requirements.  Instead, a shareholder of a qualified electing fund is required for each taxable year to include in income a pro rata share of the ordinary earnings of the qualified electing fund as ordinary income and a pro rata share of the net capital gain of the qualified electing fund as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge.  Blue Square has agreed to supply U.S. holders with the information needed to report income and gain pursuant to a QEF election in the event Blue Square is classified as PFIC.  The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the Internal Revenue Service, or IRS.  A shareholder makes a QEF election by attaching a completed IRS Form 8621, including the PFIC annual information statement, to a timely filed United States federal income tax return and by filing that form with the IRS Service Center in Philadelphia, Pennsylvania.  Even if a QEF election is not made, a shareholder in a PFIC who is a U.S. person must file a completed IRS Form 8621 every year.

         A U.S. holder of PFIC stock which is publicly traded could elect to mark the stock-to-market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the holder’s fair market value of the PFIC stock and the adjusted basis in the PFIC stock.  Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. holder under the election for prior taxable years.  If the mark-to-market election were made, then the rules set forth above would not apply for periods covered by the election.

         Blue Square believes that it was not a PFIC in 2002.  However, the tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination.  Accordingly, there can be no assurance that Blue Square will not become a PFIC.  If Blue Square determines that it has become a PFIC, Blue Square will notify its U.S. holders and provide them with the information necessary to comply with the QEF rules.  U.S. holders who hold ordinary shares during a period when Blue Square is a PFIC will be subject to the foregoing rules, even if Blue Square ceases to be a PFIC, subject to certain exceptions for U.S. holders who made a QEF election.  U.S. holders are urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to Blue Square’s ordinary shares and ADSs in the event that Blue Square qualifies as a PFIC.

         Tax Consequences for Non-U.S. Holders of Ordinary Shares

         Except as described in “Information Reporting and Back-up Withholding” below, a Non-U.S. holder of ADSs or ordinary shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, ordinary shares, unless:

•

such item is effectively connected with the conduct by the Non-U.S. holder of a trade or business in the United States and, in the case of a resident of a country which has a treaty with the United States, such item is attributable to a permanent establishment or, in the case of an individual, a fixed place of business in the United States;

•

the Non-U.S. holder is an individual who holds ADSs or the ordinary shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and does not qualify for an exemption; or

•	the Non-U.S. holder is subject to tax pursuant to the provisions of United States tax law applicable to U.S. expatriates.

         Information Reporting and Back-up Withholding

         U.S. holders generally are subject to information reporting requirements with respect to dividends paid in the United States on ADSs or ordinary shares.  U.S. holders are also generally subject to back-up withholding at a rate of up to 28% on dividends paid in the United States on ordinary shares unless the U.S. holder provides IRS Form W-9 or otherwise establishes an exemption.  U.S. holders are subject to information reporting and back-up withholding at a rate of up to 28% on proceeds paid from the disposition of ADSs or ordinary shares unless the U.S. holder provides IRS Form W-9 or otherwise establishes an exemption.

         Non-U.S. holders generally are not subject to information reporting or back-up withholding with respect to dividends paid on, or upon the disposition of, ADSs or ordinary shares, provided that the non-U.S. holder provides a taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption.

         The amount of any back-up withholding will be allowed as a credit against a U.S. or Non-U.S. holder’s United States federal income tax liability and may entitle such holder to a refund, provided that certain required information is furnished to the IRS.

F.	Dividends and Paying Agents.

Not applicable.

G.	Statement by Experts.

Not applicable.

H.	Documents on Display.

         Blue Square is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and fulfills the obligation with respect to these requirements by filing reports with the Securities and Exchange Commission (the “SEC”).  You may read and copy any document Blue Square files with the SEC without charge at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549.  Copies of that material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates.  Please call the SEC at l-800-SEC-0330 for further information on the public reference room.  Recent reports filed by Blue Square with the SEC can also be accessed at the SEC’s web site, www.sec.gov.

         As a foreign private issuer, Blue Square is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act.  In addition, Blue Square is not required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.  A copy of each report submitted in accordance with applicable United States law is available for public review at Blue Square’s principal executive offices.

I.	Subsidiary Information.

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Sensitivity

         The table below provides information about Blue Square’s financial instruments that are sensitive to changes in interest rates.

	December 31, 2002 Expected Maturity (NIS in thousands)

	2003	2004	2005	2006	2007	from 2008 and thereafter	Total

Long term loans from banks Linked to the CPI – 4.6% (average fixed rate as of December 31, 2001)	82,297	44,661	46,042	91,283	11,637	986	276,906

Long term loans from Bank – unlinked
Average Fixed Rate (7.3%)	74,110	74,890	29,055	3,511	-	-	181,566
Variable Rate	32,142	33,682	26,365	-	-	-	92,189

	106,252	108,752	55,420	3,511	-	-	273,755

Debentures - Linked to the CPI - fixed Rate (6.8%)	8,153	-	-	-	-	-	8,153

Inflation Risks and Exchange Rate Risks

         Blue Square has a net excess of unlinked monetary liabilities over unlinked monetary assets.  Therefore, an increase in the CPI results in financing income due to the erosion of the net unlinked monetary liabilities, whereas a decrease in the CPI results in financing expenses due to the appreciation of the net unlinked monetary liabilities.  In addition, according to Israeli GAAP, the Company’s non-monetary assets are adjusted to the CPI in respect of the month of the balance sheet date, while the long-term bank loans and the debentures are adjusted to the CPI for the month preceding the balance sheet date (the “known index”).  Therefore, an increase in the “known index” in excess of the increase in the index in respect of the month, raises financial expenses.

The table below provides information about the CPI and the “known index”:

	CPI	The “known index”

2000	0%	0.1%
2001	1.41%	1.41%
2002	6.5%	6.7%

The table below provides an analysis of monetary assets and liabilities by currency and linkage as of December 31, 2002:

	Israeli Currency		Other Currencies especially the Euro

	Unlinked	Linked to the Israeli CPI

	NIS in thousands

Cash and cash equivalents	13,969	-	-
Trade receivables	525,329	-	2,127
Other accounts receivables	42,812	43,059	-
Investments in affiliates	-	2,599	-

	582,110	45,658	2,127

Short-term credit from banks	127,809	-	-

Trade payables	725,504	-	4,332
Other accounts payables	250,645	7,123	-
Long term lonas from banks including current maturities	273,754	276,907	-
Debentures including current maturities	-	8,153	-

	1,377,712	292,183	4,332

Monetary liabilities, net	795,602	246,525	2,205

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. to E. Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Quarterly Controls Evaluation

         Within the 90 days prior to the date of this Annual Report on Form 20-F, we evaluated the effectiveness of the design and operation of our “disclosure controls and procedures” (“Disclosure Controls”) and “internal controls and procedures for financial reporting” (“Internal Controls”). The controls evaluation was done under the supervision and with the participation of management, including our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”).

Limitations on the Effectiveness of Controls

         Our management, including the CEO and CFO, does not expect that our Disclosure Controls or our Internal Controls will prevent all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Scope of the Controls Evaluation

         The evaluation of our Disclosure Controls and our Internal Controls included a review of the controls’ objectives and design, the company’s implementation of the controls and the effect of the controls on the information generated for use in this Annual Report. In the course of the controls evaluation, we sought to identify data errors, controls problems or acts of fraud and confirm that appropriate corrective action, including process improvements, were being undertaken. This type of evaluation is performed on an annual basis so that the conclusions of management, including the CEO and CFO, concerning controls effectiveness can be reported in our Annual Report on Form 20-F. Our Internal Controls are also evaluated on an ongoing basis by our personnel in our finance department, as well as our independent auditors who evaluate them in connection with determining their auditing procedures related to their report on our annual financial statements and not to provide assurance on our Internal Controls. The overall goals of these various evaluation activities are to monitor our Disclosure Controls and our Internal Controls, and to modify them as necessary; our intent is to maintain the Disclosure Controls and the Internal Controls as dynamic systems that change as conditions warrant.

         Among other matters, we sought in our evaluation to determine whether there were any “significant deficiencies” or “material weaknesses” in the company’s Internal Controls, and whether the company had identified any acts of fraud involving personnel with a significant role in the company’s Internal Controls.

Conclusions

         Based upon the controls evaluation, our CEO and CFO have concluded that, subject to the limitations noted above, our Disclosure Controls are effective to ensure that material information relating to Blue Square and its consolidated subsidiaries is made known to management, including the CEO and CFO, particularly during the period when our periodic reports are being prepared.

         From the date of the controls evaluation to the date of this Annual Report, there have been no significant changes in Internal Controls or in other factors that could significantly affect Internal Controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16.	[RESERVED]

PART III

ITEM 17.	FINANCIAL STATEMENTS

         The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 18.	FINANCIAL STATEMENTS

         We have responded to Item 17 in lieu of this item.

ITEM 19.	EXHIBITS

         The exhibits filed with or incorporated into this annual report are listed in the index of exhibits below.

Exhibit No.	Description

1.1	Memorandum of Association of the Registrant (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-1 (File No. 333-05024)).

1.2	Articles of Association of the Registrant adopted in August 2001. (incorporated by reference to Exhibit 1.2 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2001).

4.1	Form of Deposit Agreement (incorporated by reference to Exhibit (a) to the Registration Statement on Form F-6 (File No. 333-05158)).

4.2

Service Agreement made and entered into on the 1st day of January 1990 between Blue Square Chain (Super Super) Ltd. and Blue Square Chain (Hyper Hyper) Ltd. (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-1 (File No. 333-05024)).

4.3

Supply Agreement made and entered into on the 1st day of January 1990 between Blue Square Chain (Super Super) Ltd. and Blue Square Chain (Hyper Hyper) Ltd. (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-1 (File No. 333-05024)).

4.4

Management Agreement made and entered into on July 23, 1996 between Blue Square Chain Investments & Properties Ltd. and the Registrant (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form F-1 (File No. 333-05024)).

4.5

An Agreement to Loan Employees made and entered into on July 23, 1996 between Blue Square Chain Properties (Hyper Hyper) Ltd. and the Registrant (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-1 (File No. 333-05024)).

4.6

Agreement made and entered into on July 25, 1996 between the Registrant and Blue Square Chain (Hyper Hyper) Ltd. regarding property selection (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form F-1 (File No. 333-05024)).

4.7

Registration Rights Agreement, dated as of July 25, 1996, by and among the Registrant and Co-Op Blue Square Consumers Cooperative Society Ltd. (incorporated by reference to Exhibit 10.15 to the Registration Statement on Form F-1 (File No. 333-05024)).

Exhibit No.	Description

4.8

Services Agreement made and entered into on July 1, 1996 between the Registrant and Co-Op Blue Square Consumers Cooperative Society Ltd. (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-1 (File No. 333-05024)).

4.9

Letter, dated July 1, 1996, by Co-Op Blue Square Consumers Cooperative Society Ltd. indemnifying the Registrant against certain real estate tax liabilities (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form F-1 (File No. 333-05024)).

4.10

Letter, dated May 21, 1993 and March 18, 1993, by Co-Op Blue Square Consumers Cooperative Society Ltd. indemnifying Blue Square Chain Investments & Properties Ltd. against certain real estate tax liabilities (incorporated by reference to Exhibit 10.18 to the Registration Statement on Form F-1 (File No. 333-05024)).

4.11

Agreement, dated as of July 6, 2000, by and between the Registrant and Co-Op Blue Square Consumers Cooperative Society Ltd. (incorporated by reference to Exhibit 4.11 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2000).

4.13	Form of Letter of Exemption and Indemnity adopted in February 2001 (incorporated by reference to Exhibit 4.13 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2000).

4.14

Form of Letter of Exemption and Indemnity (English translation accompanied by the Hebrew original). (incorporated by reference to Exhibit 4.14 to the Company Annual Report on Form 20-F for the year ended December 31, 2001)

4.15

Special Collective Agreement made on the 28th day of May 1996 between Co-Op Blue Square Consumers Cooperative Society Ltd., the Registrant and The New Federation of Labor in Israel/The Federation of Clerical, Administrative and Services Employees and Consumers Cooperative Union–Central Cooperative Society Ltd. (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-1 (File No. 333-05024)).

Exhibit No.	Description

4.16

Special Collective Agreement made on the 3rd day of September 2000 between Blue Square and The New Federation of Labor in Israel/The Federation of Clerical, Administrative and Services Employees / the Commercial Section Employees and the committee of Blue Square employees. (English summary accompanied by the Hebrew original) (incorporated by reference to Exhibit 4.16 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2001).

4.17

Loan Agreement made on the 5th day of June 1996 between the Registrant and Blue Square Chain Investments & Properties Ltd. (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-1 (File No. 333-05024)).

4.18*(1)	Agreement, dated January 31, 2001, between the Registrant and HID International Distribution France (“HID”).

4.19*(1)	Addendum, dated April 3, 2002, to Agreement referred to in Exhibit 4.18, between the Registrant and HID.

4.20*(1)	Appendix, dated May 30, 2002, to Agreement referred to in Exhibit 4.18, between the Registrant and HID.

4.21*	Agreement between the Registrant and Blue Square Chain (Hyper Hyper) Ltd. (English translation).

8	List of Subsidiaries (incorporated by reference to Exhibit 8 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2000).

10.(a).1*	Certification pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Filed herewith.

(1)	Confidential treatment has been requested for portions of this Exhibit.

SIGNATURE

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BLUE SQUARE-ISRAEL LTD.

By:		/s/ Yoram Dar

	Name:	Yoram Dar
	Title:	President and Chief Executive Officer

By:		/s/ Zvi Bochman

	Name:	Zvi Bochman
	Title:	Vice President and Chief Financial Officer

Date: June 23, 2003

         I, Yoram Dar, certify that:

1.  I have reviewed this annual report on Form 20-F of Blue Square-Israel Ltd.;

2.  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.  The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.  The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.  The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

 Date: June 23, 2003

/s/ Yoram Dar

Name: Yoram Dar
Title: President and Chief Executive Officer

         I, Zvi Bochman, certify that:

1.  I have reviewed this annual report on Form 20-F of Blue Square-Israel Ltd.;

2.  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.  The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

d.

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

e.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

f.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.  The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

c.

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

d.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.  The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

 Date: June 23, 2003

/s/ Zvi Bochman

Name: Zvi Bochman
Title: Vice President and Chief Financial Officer

BLUE SQUARE - ISRAEL LTD.

CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2002

BLUE SQUARE - ISRAEL LTD. (An Israeli Corporation)

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002

INDEX

Page

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS	F-2

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets	F-3 - F-4

Consolidated Statements of Income	F-5

Consolidated Statements of Changes in Shareholders’ Equity	F-6 - F-7

Consolidated Statements of Cash Flows	F-8 - F-9

Notes to the Consolidated Financial Statements	F-10 - F-47

#  #  #  #  #  #  #  #

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of
BLUE SQUARE – ISRAEL LTD.

We have audited the accompanying consolidated balance sheet of BLUE SQUARE - ISRAEL LTD. (the “Company”) and subsidiaries as of December 31, 2002, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of the Company as of December 31, 2001, and for the year ended December 31, 2001 were audited by other auditors who have ceased operations as a foreign associated firm of the Securities and Exchange Commission Practice Section of the American Institute of Certified Public Accountants and whose report dated March 12, 2002, expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with generally accepted auditing standards in the United States and in Israel, including those prescribed under the Auditors’ Regulations (Auditor’s Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of December 31, 2002, and the consolidated results of operations, changes in shareholders’ equity and cash flows for the year then ended, in conformity with accounting principles generally accepted in Israel, which differ in certain respects from those generally accepted in the United States (see Note 22 to the consolidated financial statements).

As described in Note 2A, the consolidated financial statements referred to above are presented in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.

/s/ Luboshitz Kasierer
LUBOSHITZ KASIERER
An affiliate member of Ernst & Young International

Tel-Aviv, Israel
March 24, 2003

This is a copy of the previously issued Independent Accountants’ report of Arthur Andersen. The report has not been reissued by Arthur Andersen.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of
BLUE SQUARE – ISRAEL LTD.

We have audited the accompanying consolidated balance sheet of BLUE SQUARE - ISRAEL LTD. (the “Company”) and subsidiaries as of December 31, 2001, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States and in Israel, including those prescribed under the Auditors’ Regulations (Auditor’s Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of December 31, 2001, and the consolidated results of operations, changes in shareholders’ equity and cash flows for the year then ended, in conformity with accounting principles generally accepted in Israel, which differ in certain respects from those generally accepted in the United States (see Note 22 to the consolidated financial statements).

As described in Note 2A, the consolidated financial statements referred to above are presented in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.

/s/ Luboshitz Kasierer
LUBOSHITZ KASIERER
Arthur Andersen

Tel-Aviv, Israel
March 12, 2002

F-2a

ERNST &YOUNG	▪	Kost Forer & Gabbay 3 Aminadav St. Tel-Aviv 67067, Israel	■	Phone: 972-3-6232525 Fax: 972-3-5622555

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of

BLUE SQUARE - ISRAEL LTD.

          We have audited the accompanying consolidated statements of income, changes in shareholders’ equity and cash flows of Blue Square - Israel Ltd. and its subsidiaries for the year ended December 31, 2000. These financial statements are the responsibility of the Company’s board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audit.

          We conducted our audits in accordance with generally accepted auditing standards in the United States and  in Israel , including those prescribed by the Auditors’ Regulations (Auditor’s Mode of Performance)-1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated results of operations and cash flows of the Company and its subsidiaries for the year ended December 31, 2000, in conformity with accounting principles generally accepted in Israel, which differ in certain respects from those followed in the United States (see Note 22 to the consolidated financial statements).

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2000, and the consolidated results of their operations and cash flows for the year than ended, in conformity with generally accepted accounting principles in Israel, which differ in certain respects from those followed in the United States (see Note 22 to the consolidated financial statements).

          As explained in Note 2, the financial statements referred to above are presented in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.

Tel-Aviv, Israel	/s/ Kost Forer & Gabbay
KOST FORER & GABBAY
March 6, 2001	A Member of Ernst & Young International

F-2b

		December 31		Convenience translation (Note 2N) December 31

	Note	2001 NIS	2002 NIS	2002 U.S. dollars

		In thousands

ASSETS

CURRENT ASSETS
Cash and cash equivalents		1,388	13,969	2,949
Trade receivables	(3)	595,587	527,456	111,348
Other accounts receivable	(4)	81,327	98,471	20,788
Inventories	(5)	345,486	336,621	71,062

		1,023,788	976,517	206,147

INVESTMENTS IN INVESTEE COMPANIES	(6)	5,765	2,957	624

FIXED ASSETS, NET	(7)	2,280,742	2,208,925	466,313

INTANGIBLE ASSETS AND DEFERRED CHARGES, NET	(8)	101,172	106,127	22,404

		3,411,467	3,294,526	695,488

		December 31		Convenience translation (Note 2N) December 31

	Note	2001 NIS	2002 NIS	2002 U.S. dollars

		In thousands

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term credit from banks and others	(9)	240,124	324,511	68,505
Trade payables		780,124	729,836	154,071
Other payables and accrued expenses	(10)	271,840	317,768	67,083

		1,292,088	1,372,115	289,659

LONG-TERM LIABILITIES
Long-term loans from banks	(11)	395,214	362,112	76,443
Debentures	(12)	8,137	-	-
Deferred taxes	(13B)	26,224	16,161	3,412
Accrued severance pay, net	(14)	27,463	24,118	5,091

		457,038	402,391	84,946

MINORITY INTEREST		174,583	155,002	32,722

CONTINGENT LIABILITIES AND COMMITMENTS	(15)

SHAREHOLDERS’ EQUITY
Share capital -
Ordinary Shares of NIS 1 par value -
Authorized: 100,000,000 shares as of December 31, 2002 and 2001;
Issued and outstanding: 38,400,000 shares as of December 31, 2002 and 2001	(16)	53,117	53,117	11,213
Additional paid-in capital		755,172	755,172	159,420
Retained earnings:
Dividend declared after balance sheet date		59,595	-	-
Unappropriated		619,874	556,729	117,528

		1,487,758	1,365,018	288,161

		3,411,467	3,294,526	695,488

The accompanying notes form an integral part of the financial statements.

BLUE SQUARE - ISRAEL LTD.

CONSOLIDATED STATEMENTS OF INCOME
In adjusted NIS of December 2002

		For the year ended December 31			Convenience translation (Note 2N) For the year ended December 31

	Note	2000 NIS	2001 NIS	2002 NIS	2002 U.S. Dollars

		In thousands (except share and per share data)

Sales		5,614,807	5,939,799	5,548,372	1,171,284

Cost of sales		4,053,004	4,296,016	4,050,602	855,099

Gross profit		1,561,803	1,643,783	1,497,770	316,185

Selling, general and administrative expenses	(18A)	1,268,857	1,320,994	1,274,568	269,066

Operating income		292,946	322,789	223,202	47,119

Financing income (expenses), net	(18B)	(45,077)	(13,359)	16,204	3,420

		247,869	309,430	239,406	50,539

Amortization of goodwill		(6,067)	(5,378)	(5,378)	(1,135)

Other income (expenses), net	(18C)	20,670	(18,499)	(177,330)	(37,435)

Income before taxes on income		262,472	285,553	56,698	11,969

Taxes on income	(13)	97,714	109,884	42,882	9,053

Income after taxes on income		164,758	175,669	13,816	2,916

Equity in net earnings (losses) of affiliates		1,410	3,629	(370)	(78)

Minority interest		(23,753)	(25,603)	(6,067)	(1,280)

Income from continuing operations		142,415	153,695	7,379	1,558

Loss from discontinued operations	(21)	2,700	-	-	-

Net income		139,715	153,695	7,379	1,558

Earnings (loss) per Ordinary share or ADS:
From continuing operations		3.71	4.00	0.19	0.04

From discontinued operations		(0.07)	-	-	-

Net income		3.64	4.00	0.19	0.04

Weighted average number of shares or ADS outstanding during the period		38,400,000	38,400,000	38,400,000	38,400,000

The accompanying notes form an integral part of the financial statements.

BLUE SQUARE - ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN
SHAREHOLDERS’ EQUITY
In adjusted NIS of December 2002

			Retained earnings

	Share capital	Additional paid-in capital	Dividend declared after balance sheet date	Unappropriated	Total shareholders’ equity

	NIS in thousands

Balance as of January 1, 2000	53,117	748,597	-	481,202	1,282,916

Dividend paid	-	-	-	(42,165)	(42,165)

Net income	-	-	-	139,715	139,715

Balance as of December 31, 2000	53,117	748,597	-	578,752	1,380,466

Additional paid-in capital in respect of transaction with parent cooperative	-	6,575		-	6,575

Dividend paid	-	-	-	(52,978)	(52,978)

Dividend declared after balance sheet date	-	-	59,595	(59,595)	-

Net income	-	-	-	153,695	153,695

Balance as of December 31, 2001	53,117	755,172	59,595	619,874	1,487,758

Dividend paid	-	-	(59,595)	(70,524)	(130,119)

Net income	-	-	-	7,379	7,379

Balance as of December 31, 2002	53,117	755,172	-	556,729	1,365,018

The accompanying notes form an integral part of the financial statements.

BLUE SQUARE - ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN
SHAREHOLDERS’ EQUITY (Cont.)

	Convenience translation (Note 2N) U.S.$ in thousands

			Retained earnings

	Share capital	Additional paid-in capital	Dividend declared after balance sheet date	Unappropriated	Total shareholders’ equity

Balance as of January 1, 2002	11,213	159,420	12,581	130,858	314,072

Dividend paid	-	-	(12,581)	(14,888)	(27,469)

Net income	-	-	-	1,558	1,558

Balance as of December 31, 2002	11,213	159,420	-	117,528	288,161

The accompanying notes form an integral part of the financial statements.

BLUE SQUARE - ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
In adjusted NIS of December 2002

	For the year ended December 31			Convenience translation (Note 2N) For the year ended
				December 31
	2000 NIS	2001 NIS	2002 NIS	2002 U.S. Dollars

	In thousands

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	139,715	153,695	7,379	1,558
Adjustments to reconcile net income to net cash provided by operating activities (see A below)	169,030	174,003	289,393	61,092

Net cash provided by operating activities	308,745	327,698	296,772	62,650

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of fixed assets	(316,036)	(292,624)	(247,883)	(52,329)
Acquisition of partner’s interest in partnership	-	-	(6,985)	(1,475)
Investment grants	-	-	2,302	486
Proceeds from sale of fixed assets	6,603	9,294	13,969	2,949
Proceeds from sale of investment in affiliate	107,344	6,039	-	-
Increase (decrease) in cash from sale of investments in previously consolidated companies (see B below)	-	(26)	30,008	6,335
Proceeds from sale of marketable securities, net	35,722	38,641	5,669	1,197
Investment in other assets	(522)	(406)	-	-
Long-term loans to affiliates and proportionately consolidated entities, net	(14,008)	-	-	-

Net cash used in investing activities	(180,897)	(239,082)	(202,920)	(42,837)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	(42,165)	(52,978)	(130,119)	(27,469)
Dividend paid to minority shareholders of subsidiaries	(288)	(108)	(25,473)	(5,377)
Increase (decrease) in the balance with parent cooperative, net	(135,283)	(1,876)	15,684	3,310
Receipt of long-term loans	206,664	226,513	207,618	43,829
Repayments of long-term loans and debentures	(197,595)	(123,557)	(183,986)	(38,840)
Short-term credit from banks, net	32,059	(136,748)	35,005	7,390

Net cash used in financing activities	(136,608)	(88,754)	(81,271)	(17,157)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(8,760)	(138)	12,581	2,656

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	10,286	1,526	1,388	293

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	1,526	1,388	13,969	2,949

SUPPLEMENTAL DISCLOSURE OF CASH FLOW ACTIVITIES:

Cash paid during the year for interest	42,368	40,876	33,736	7,122

Cash paid during the year for taxes	101,053	109,115	110,226	23,269

The accompanying notes form an integral part of the financial statements.

BLUE SQUARE - ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)
In adjusted NIS of December 2002

		For the year ended December 31			Convenience translation (Note 2N) For the year ended
					December 31
		2000 NIS	2001 NIS	2002 NIS	2002 U.S. Dollars

		In thousands

A-	ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES
	Minority interest	23,753	25,603	6,067	1,281
	Equity in net losses (earnings) of affiliates (*)	(1,410)	(3,629)	2,788	589
	Depreciation and amortization	151,598	152,558	157,084	33,161
	Increase (decrease) in severance pay obligations, net	4,893	4,771	(3,345)	(706)
	Loss (gain) on sale, disposal and impairment of fixed assets	(989)	14,112	150,597	31,791
	Gain on sale of investment in affiliate	(34,830)	-	-	-
	Deferred taxes, net	10,531	(3,186)	(34,534)	(7,290)
	Purchasing power loss (gain) on long-term loans and other liabilities, net	333	(4,604)	(16,106)	(3,400)
	Decrease (increase) in value of marketable securities and deposits	6,155	(3,903)	(5,669)	(1,197)
	Decrease (increase) in trade and other receivables	(15,891)	(27,227)	32,510	6,863
	Decrease (increase) in inventories	12,009	(30,234)	8,865	1,872
	Increase (decrease) in trade and other payables	12,878	49,742	(8,864)	(1,872)

		169,030	174,003	289,393	61,092

	(*) Including profit distributions by partnership	-	-	2,418	511

B-	INCREASE (DECREASE) IN CASH FROM SALE OF INVESTMENTS IN PREVIOUSLY CONSOLIDATED COMPANIES
	Assets and liabilities of the subsidiaries at date of sale:
	Working capital deficiency (excluding cash and cash equivalents)	-	(375)	-	-
	Fixed assets and investments	-	27,475	-	-
	Collection of receivable (receivable in respect of sale)	-	(30,008)	30,008	-
	Gain on sale	-	2,882	-	-

		-	(26)	30,008	-

C-	NON-CASH TRANSACTIONS
	Receivable from sale of investments in previously consolidated companies	-	30,008	-	-

	Sale and cancellation of purchase of fixed assets	-	-	5,350	1,129

The accompanying notes form an integral part of the financial statements.

BLUE SQUARE - ISRAEL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In adjusted NIS of December 2002

Note 1 -	GENERAL

	A.	NATURE OF OPERATIONS

Blue Square-Israel Ltd. (“Blue Square”) is an Israeli corporation which, independently and through its subsidiaries, operates chains of supermarkets in Israel. All references to the Company include, unless the context otherwise indicates, Blue-Square and its subsidiaries. The Company markets and sells a wide range of consumer products including food and beverages, apparel, pharmaceuticals, housewares and cosmetics.

	B.	PARENT COOPERATIVE

Blue Square is a 78% - owned subsidiary of the Co-Op Blue Square Services Society Ltd. (“Co-Op” or “the parent cooperative”). In July 2002, the District Court of Tel-Aviv, following the confirmation by the meeting of the members of the Co-Op, approved a plan to sell the assets of the Co-Op, including its investment in 78% of Blue Square’s Ordinary Shares.  In August 2002, the Co-Op initiated actions to sell the aforementioned assets.

	C.	USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

BLUE SQUARE - ISRAEL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
In adjusted NIS of December 2002

Note 2 -	ACCOUNTING POLICIES

The significant accounting policies followed in the preparation of the financial statements, applied on a consistent basis, are:

	A.	ADJUSTED FINANCIAL STATEMENTS

GENERAL

The financial statements are presented on the basis of the historical cost convention adjusted for the changes in the general purchasing power of the Israeli currency. The Company maintains its accounts in nominal shekels. The nominal figures are adjusted to shekels of equivalent purchasing power (shekels of December 2002) in conformity with principles prescribed by Statements of the Institute of Certified Public Accountants in Israel, on the basis of changes in the Consumer Price Index (CPI).

BALANCE SHEET

Nonmonetary items are adjusted in accordance with the changes in the CPI from the date of acquisition (transaction) to the balance sheet date (published on the 15th of the following month).

Monetary items are presented in the adjusted balance sheet at their nominal value. Comparative data were adjusted to shekels of December 2002.

Investments accounted for by the equity method are based on the adjusted financial statements of the investee companies.

The adjusted values of nonmonetary items should not be construed as a presentation of realizable values or real economic values, but merely as the original values adjusted for the changes in the general purchasing power of the currency.

BLUE SQUARE - ISRAEL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
In adjusted NIS of December 2002

Note 2 -	ACCOUNTING POLICIES (Cont.)

	A.	ADJUSTED FINANCIAL STATEMENTS (Cont.)

STATEMENT OF INCOME

Revenues are adjusted in accordance with the change in the CPI from transaction date to balance sheet date.

Expenses, other than financing expenses and those deriving from nonmonetary items, are adjusted for the changes in the index from transaction date to balance sheet date. Expenses deriving from nonmonetary items are adjusted in correspondence with the adjusted balance sheet item.

Group equity in the results of affiliates is based on their adjusted financial statements.

The balance of the inflationary adjustment, not attributed to revenues or expenses as referred to above, is included in net financing income or expenses.

	B.	CONSOLIDATION OF FINANCIAL STATEMENTS

The financial statements of the Company are consolidated with those of its investee companies that are under its control.  The financial statements of jointly-owned investee companies are consolidated under the proportionate consolidation method. Material intercompany balances and transactions have been eliminated in the consolidated financial statements.

	C.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents include highly liquid investments, including bank deposits the original maturity of which at the date of the deposit does not exceed three months.

	D.	ALLOWANCE FOR DOUBTFUL ACCOUNTS

The allowance for doubtful accounts is specifically computed for accounts the collectibility of which, in the view of management, is doubtful.

BLUE SQUARE - ISRAEL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
In adjusted NIS of December 2002

Note 2 -	ACCOUNTING POLICIES (Cont.)

	E.	INVENTORIES

Inventories (mainly merchandise) are stated at the lower of cost or market, cost being determined by the “first-in, first-out” method.

	F.	INVESTMENTS IN AFFILIATES

Investments in affiliates, over which the Company exercises significant influence, are accounted for by the equity method.

	G.	FIXED ASSETS

Fixed assets are stated at cost less grants received and accumulated depreciation. Improvements are capitalized, whereas maintenance and repairs are charged to operations as incurred. Financing costs incurred in connection with the construction or acquisition of fixed assets are capitalized during the pre-operating period, according to accounting Standard No. 3, “Capitalization of Borrowing Costs”, at average annual interest rate.

Depreciation is computed by the straight-line method over the estimated useful lives of the assets. Annual rates of depreciation are as follows:

%

		Buildings and leasehold land	2
		Leasehold improvements	Over the term of the lease or the estimated useful lives (mainly 10%)
		Furniture, equipment and installations	6 - 33 (mainly 10%)
		Motor vehicles	15 - 20

Included in fixed assets is the cost of internal-use software, including software used to upgrade and enhance the Company’s Web sites. The company expenses all costs related to the development of internal-use software other than those incurred during the application development stage. Costs incurred during the application development stage are capitalized and amortized over the estimated useful life of the software (generally 4 years).

BLUE SQUARE - ISRAEL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
In adjusted NIS of December 2002

Note 2 -	ACCOUNTING POLICIES (Cont.)

	H.	INTANGIBLE ASSETS AND DEFERRED CHARGES

Goodwill is presented at cost and is amortized over the estimated period of benefit of 20 years. The circumstances that warrant an amortization period of 20 years for goodwill generated in the acquisition of the subsidiary, Blue Square Chain Investments and Properties Ltd. (“BSIP”), are as follows:

		-	The operations of BSIP have been in existence for over 20 years and BSIP has developed a reputation as a leading company in the operation of supermarket chains in Israel.

		-	Supermarket chains in Israel have a growth potential as a result of the development of the consumer market in Israel.

Debenture issuance costs –these costs are amortized over the term of the debentures on the basis of their outstanding balance.

Deferred charges –prepaid rental expenses and acquisition tax in respect of lease agreements are amortized over the remaining leasehold period.

	I.	REBATES FROM SUPPLIERS

Current rebates from suppliers are recorded in the financial statements upon receipt.

Rebates due from suppliers for which the Company has no obligation to meet specified purchasing targets, are recorded in the financial statements as purchases from these suppliers are made.

BLUE SQUARE - ISRAEL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
In adjusted NIS of December 2002

Note 2 -	ACCOUNTING POLICIES (Cont.)

	I.	REBATES FROM SUPPLIERS (Cont.)

The Company is entitled to certain rebates only upon meeting specified purchasing targets, such as the fulfillment of a minimum annual purchase quota (in quantitative or monetary amounts), or an increase in purchases in comparison with purchases made in previous periods. The rebates are recognized in the financial statements as earned based on a systematic calculation of the extent to which the Company has reached the target, provided it is probable that the final target will be met and the total rebate can be reliably estimated. Estimates as to whether the final target will be met are based, among others, on past experience, the Company’s relationship with the supplier, and the amount of the anticipated purchases for the remaining period.

	J.	REVENUE RECOGNITION

Revenues from sales are recognized upon delivery of goods to the customer.

	K.	DEFERRED TAXES

Deferred taxes are computed for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts deductible for income tax purposes (except temporary differences in respect of land and of fixed assets with depreciable lives in excess of 20 years that arise from adjustments for changes in the CPI). Deferred taxes are computed at the tax rates expected to apply at the time in which those temporary differences are expected to be recovered or settled based on tax rates enacted or substantially enacted at balance sheet date. Deferred taxes are not provided with respect to taxes that would be incurred if investments in investee companies were sold, as long as it is probable that the sale of the investment is not expected in the foreseeable future.

BLUE SQUARE - ISRAEL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
In adjusted NIS of December 2002

Note 2 -	ACCOUNTING POLICIES (Cont.)

	L.	IMPAIRMENT OF ASSETS

In February 2003, Accounting Standard No. 15, “Impairment of Assets” was published. The Standard prescribes the accounting treatment and disclosure for impairment of assets. The Standard applies to all assets appearing in the balance sheet other than:  (1) inventories, (2) assets arising from construction contracts, (3) assets arising from employee benefits, (4) deferred tax assets and (5) financial assets (except investments in investee companies that are not subsidiaries).  According to the new Standard, if there is any indication that an asset may be impaired, the Company should determine if there has been an impairment of the asset by comparing the carrying amount of the asset to its recoverable amount.  Recoverable amount is defined as the higher of an asset’s selling price and its value in use. Value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life.  If the carrying amount of an asset in the balance sheet exceeds its recoverable amount, an impairment loss should be recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount. An impairment loss previously recognized should be reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the impairment loss was recognized.

Standard No. 15 is effective for financial statements for periods commencing on or after January 1, 2003.  As permitted by Standard No. 15, the Company has elected early adoption of the Standard as of December 31, 2002.

The Company evaluates impairment separately for each store or other cash-generating unit. In evaluating impairment, the Company considers corporate assets relating to the stores or other cash-generating units as well as indirect costs that are directly attributable, or that can be reasonably allocated, to the cash-generating units.

In determining the value in use of an asset, the Company uses best available estimates as to the conditions that will prevail during the remaining useful life of the asset and as to the current condition of the asset. In determining the net selling price of an asset, management relies on estimates of the company’s experts - see also Note 7B.

BLUE SQUARE - ISRAEL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
In adjusted NIS of December 2002

Note 2 -	ACCOUNTING POLICIES (Cont.)

	M.	EARNINGS PER SHARE

Earnings per share are computed in accordance with Opinion No. 55 of the Institute of Certified Public Accountants in Israel on the basis of the weighted average paid-up share capital outstanding during the year.

	N.	CONVENIENCE TRANSLATION INTO U.S. DOLLARS

The financial statements as of December 31, 2002 and for the year then ended have been translated into U.S. dollars at the representative rate of exchange on December 31, 2002 (US $1 = NIS 4.737).  The translation was made solely for the convenience of the reader.

The U.S. dollar amounts presented in these financial statements should not be construed to represent amounts receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

	O.	LINKED BALANCES AND BALANCES IN FOREIGN CURRENCY

Balances in or linked to foreign currency are presented in the financial statements at the representative exchange rates prevailing on balance sheet date.

Balances linked to the CPI are based on the appropriate index for each linked asset or liability.

Data regarding changes in the CPI and the exchange rate of the U.S. dollar and the Euro are as follows:

	Consumer Price Index %	Exchange rate of the U.S. dollar %	Exchange rate of the Euro %

For the year ended
December 31, 2002	6.5	7.3	27.2
December 31, 2001	1.4	9.3	3.8
December 31, 2000	0.0	(2.7)	(9.9)

The exchange rate of the U.S. dollar at December 31, 2002 - $1 = NIS 4.737 (2001 - NIS 4.416; 2000 - NIS 4.041).

BLUE SQUARE - ISRAEL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
In adjusted NIS of December 2002

Note 2 -	ACCOUNTING POLICIES (Cont.)

	P.	ADVERTISING COSTS

Advertising costs are expensed as incurred.

	Q.	CLUB MEMBER AWARDS

Expenses in respect of club awards are principally recorded in cost of sales in the period during which the awards are earned through purchases by club members.

	R.	TRANSACTIONS WITH THE PARENT COOPERATIVE

The results of transactions with the parent cooperative involving investments and fixed assets are credited to additional paid-in capital.

	S.	RECLASSIFICATIONS

Certain comparative data in the financial statements have been reclassified to conform with the current year’s presentation.

	T.	EFFECTS OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Effect of Accounting Standard No. 12 on the Financial Statements

In 2001, the Israel Accounting Standards Board issued Accounting Standard No. 12, “Cessation of Adjustment of Financial Statements”.  Under the provisions of this Standard, financial statements will cease to be adjusted for the effect of changes in the general purchasing power of the Israeli currency. As a result of the issuance of Accounting Standard No. 17 in December 2002, implementation of Accounting Standard No. 12 has been deferred until periods commencing after December 31 2003. Until December 31, 2003, the Company will continue to prepare adjusted financial statements in accordance with the provisions of Opinion No. 36 of the Institute of Certified Public Accountants in Israel.  The adjusted amounts in the financial statements as of December 31, 2003, will serve as the basis for nominal financial reporting as of January 1, 2004.

The adoption of Standard No. 12 could have an adverse effect on the results of operations of the Company. The extent of the effect is dependent on the rate of inflation and the composition of the assets and sources of financing of the Company.

BLUE SQUARE - ISRAEL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
In adjusted NIS of December 2002

Note 2 -	ACCOUNTING POLICIES (Cont.)

	T.	EFFECTS OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (Cont.)

Effect of Accounting Standard No. 14 on the Financial Statements

In August 2002, the Israel Accounting Standards Board issued Accounting Standard No. 14, “Interim Financial Reporting”. This Standard prescribes the financial statements that should be included in an interim financial report, including the disclosures required in notes to these financial statements. The Standard also establishes accounting principles for recognition and measurement applicable to interim financial reporting. In accordance with the new Standard, notes to interim financial statements are required to include certain minimum information. The recognition and measurement principles applied in the interim financial statements should be identical to those applied in the annual financial statements. Therefore, it will be permissible to allocate certain costs over a number of interim periods only if it is possible to accrue or to defer such costs according to accounting principles applicable to annual financial statements. The new Standard is effective for financial statements for interim periods beginning on or after January 1, 2003.

Management of the Company believes that the effect of the new Standard on its interim financial reporting is not expected to be material.

Note 3 -	TRADE RECEIVABLES

	December 31

	2001	2002
	NIS in thousands

Credit card receivables	552,676	486,714
Open accounts and checks receivables	61,681	59,047

	614,357	545,761
Less - allowance for doubtful accounts	18,770	18,305

	595,587	527,456

BLUE SQUARE - ISRAEL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
In adjusted NIS of December 2002

Note 4 -	OTHER ACCOUNTS RECEIVABLE

	December 31

	2001	2002
	NIS in thousands

Deferred tax benefits (see Note 13)	12,710	22,645
Prepaid expenses	14,219	13,839
Government agencies	-	32,597
Receivables from sale and cancellation of purchase of fixed assets	-	5,350
Deposit (*)	-	6,985
Receivables from sale of investments in previously consolidated companies	30,008	-
Parent cooperative (see Note 10 (1))	8,561	-
Other	15,829	17,055

	81,327	98,471

	(*)	In respect of acquisition of partner’s interest in partnership – see Note 6D.

Note 5 -	INVENTORIES

	December 31

	2001	2002
	NIS in thousands

Merchandise	332,452	325,780
Parts, raw materials and supplies	13,034	10,841

	345,486	336,621

BLUE SQUARE - ISRAEL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
In adjusted NIS of December 2002

Note 6 -	INVESTMENTS IN INVESTEE COMPANIES

	A.	COMPOSITION
	December 31

	2001	2002

	NIS in thousands

Shares
Cost of shares	275	275
Post-acquisition earnings, net	2,910	123

	3,185	398
Long-term loans and capital notes (*)	2,580	2,559

	5,765	2,957

	(*)	The loans and the capital notes are linked to the CPI and bear annual interest of 5%. The repayment date has not yet been determined.

B.	MOVEMENT DURING THE YEAR

NIS in thousands

Balance as of January 1, 2002	5,765
Profit distributed by partnership	(2,418)
Equity in net losses of affiliates	(370)
Changes in loans, net	(20)

Balance as of December 31, 2002	2,957

C.	COMPANY’S SHARE OF ASSETS, LIABILITIES, REVENUES AND EXPENSES OF JOINTLY-CONTROLLED COMPANIES CONSOLIDATED BY THE PROPORTIONATE CONSOLIDATION METHOD

	December 31

	2001	2002

	NIS in thousands

Current assets	8,384	8,721
Non-current assets	91,478	87,721

Current liabilities	13,064	13,959
Long-term liabilities	10,964	7,449

	For the year ended December 31

	2001	2002

	NIS in thousands

Revenues, net	14,890	19,375
Costs and expenses	14,388	13,963

BLUE SQUARE - ISRAEL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
In adjusted NIS of December 2002

Note 6 -	INVESTMENTS IN INVESTEE COMPANIES (Cont.)

	D.	ACQUISITION OF PARTNER’S INTEREST IN PARTNERSHIP

In November 2002, a subsidiary entered into an agreement with the partner of the Jerusalem Malkha Shopping Center Partnership for the purchase of the partner’s 50% share in the partnership (the remaining 50% is held by the subsidiary) in consideration for approximately NIS 6,750 subject to adjustments with respect to the existing inventory at the branch operated by the partnership.

Implementation of the agreement was subject to the approval of the director of the Antitrust Authority, which was obtained subsequent to balance sheet date. As of December 31, 2002, the Company had deposited the amount of the consideration with a trustee until the date of final approval.

BLUE SQUARE - ISRAEL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
In adjusted NIS of December 2002

Note 7 -	FIXED ASSETS

	A.	COMPOSITION

	Land and buildings including leasehold land (1)	Leasehold improvements	Furniture, equipment and installations	Motor vehicles	Total

	NIS in thousands

COST
As of January 1, 2002	1,768,320	400,018	1,102,632	24,374	3,295,344
Additions	112,165	39,709	98,349	649	250,872
Disposals	(15,001)	(4,486)	(16,184)	(3,192)	(38,863)

As of December 31, 2002	1,865,484	435,241	1,184,797	21,831	3,507,353

ACCUMULATED DEPRECIATION
As of January 1, 2002	206,566	193,940	598,992	15,104	1,014,602
Provision	24,679	33,310	98,832	1,955	158,776
Eliminated on disposals	(1,033)	(1,929)	(13,740)	(2,056)	(18,758)

As of December 31, 2002	230,212	225,321	684,084	15,003	1,154,620

Impairment of fixed assets (see B below)	(66,234)	(18,618)	(58,956)	-	(143,808)

NET BOOK VALUE
As of December 31, 2002	1,569,038	191,302	441,757	6,828	2,208,925

As of December 31, 2001	1,561,754	206,078	503,640	9,270	2,280,742

(1)	Certain real estate assets which had been transferred to the Company from the parent cooperative are in the process of being registered under the name of the Company.

B.

Due to the continuing slowdown and decline in the activities of the Company’s business environment and due to the initial application of Accounting Standard No. 15 (see Note 2L), the Company recorded a loss from impairment of assets in the amount of approximately NIS 144 million (loss of approximately NIS 101 million after taxes and minority interest) which is included in other expenses, in the statement of income. In calculating the impairment based on expected future cash flows, the Company used a discount rate of 10%.

C.	Liens – See Note 20.

BLUE SQUARE - ISRAEL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
In adjusted NIS of December 2002

Note 8 -	INTANGIBLE ASSETS AND DEFERRED CHARGES, NET

	December 31

	2001	2002

	NIS in thousands

	Unamortized balance	Cost	Accumulated amortization	Unamortized balance

Goodwill	86,595	107,476	26,256	81,220
Debenture issuance expenses	79	2,537	2,513	24
Prepaid rental expenses and acquisition tax	14,498	36,684	26,336	10,348
Deferred taxes (see Note 13)	-	14,535	-	14,535

	101,172	161,232	55,105	106,127

Note 9 -	SHORT-TERM CREDIT FROM BANKS AND OTHERS

	A.	COMPOSITION

	December 31

	2001	2002
	NIS in thousands

Short-term credit from banks - Unlinked (*)	92,802	127,809
Current maturities of long-term liabilities:
Loans	121,613	188,549
Debentures	25,709	8,153

	240,124	324,511

(*)	The balance as of December 31, 2002 bears variable interest at a weighted average annual rate of 7.3%.

B.	Collateral – See Note 20.

BLUE SQUARE - ISRAEL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
In adjusted NIS of December 2002

Note 10 -	OTHER PAYABLES AND ACCRUED EXPENSES

	December 31

	2001	2002
	NIS in thousands

Payroll and related expenses	115,089	98,125
Parent cooperative (*)	-	7,123
Related parties	14,087	13,587
Government agencies	-	29,721
Customer advances	87,306	82,157
Accrued expenses and other	55,358	87,055

	271,840	317,768

(*)	The balance is not linked and bears interest at a rate equal to the interest rate for short-term credit from banks less 0.4%. The average annual interest rate in 2002 was 6.9% (2001 - 7%).

Note 11 -	LONG-TERM LOANS FROM BANKS

	A.	COMPOSITION
	December 31		Annual interest rate %

	2001	2002

	NIS in thousands

Linked to the CPI	261,236	276,907	4.6(1)
Unlinked	255,591	273,754	(2)

	516,827	550,661

Less – current maturities	121,613	188,549

	395,214	362,112

(1)	Average rate as of December 31, 2002.

(2)	As of December 31, 2002 includes NIS 92 million at variable interest (average annual rate as of December 31, 2002 – 7.0%). The balance of NIS 182 million is at a fixed annual interest rate of 7.3%.

BLUE SQUARE - ISRAEL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
In adjusted NIS of December 2002

Note 11 -	LONG-TERM LOANS FROM BANKS (Cont.)

	B.	MATURITIES

NIS in thousands

First year - current maturities	188,549
Second year	153,233
Third year	101,462
Fourth year	94,794
Fifth year	11,637
Sixth year and thereafter	986

550,661

	C.	Collateral – See Note 20.

Note 12 -	DEBENTURES

	A.	COMPOSITION

	December 31

	2001	2002
	NIS in thousands

Issued by subsidiary (*)	16,275	8,153
Issued by the Company	17,571	-

	33,846	8,153
Less – current maturities	25,709	8,153

	8,137	-

	(*)	BSIP (subsidiary) issued debentures requiring compliance with the following financial covenants:

		-	The equity in relation to total assets of BSIP will not be less than 30%.

		-	BSIP will not declare a dividend if, after giving effect thereto, its liquid financial assets in relation to its total long-term liabilities would be less than 45%.

As of December 31, 2002, BSIP has complied with these covenants.

The debentures are linked to the CPI and bear an annual interest rate of 6.8%.

B.	Collateral – See Note 20.

BLUE SQUARE - ISRAEL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
In adjusted NIS of December 2002

Note 13 -	TAXES ON INCOME

	A.	TAX LAWS APPLICABLE TO THE COMPANY

The Company and most of its subsidiaries in Israel are subject to the Income Tax Law (Inflationary Adjustments), 1985.

In accordance with the Inflationary Adjustments Law, the results for tax purposes are measured in accordance with the changes in the Israeli Consumer Price Index.

	B.	DEFERRED INCOME TAXES

		1.	Deferred income taxes are composed of the following:

	December 31

	2001	2002
	NIS in thousands

Temporary differences in respect of:
Allowances and accruals	21,505	20,356
Depreciable fixed assets and deferred charges	(35,019)	663

	(13,514)	21,019

Presented in balance sheet as follows:
Other accounts receivable	12,710	22,645
Intangible assets and deferred charges	-	14,535
Long-term liabilities	(26,224)	(16,161)

	(13,514)	21,019

2.

The Company’s subsidiaries have operating tax loss carryforwards of approximately NIS 7 million. The Company and its subsidiary have capital loss tax carryforwards of approximately NIS 31.5 million. The tax benefit in respect of these losses has not been recorded due to uncertainty of their realization.

BLUE SQUARE - ISRAEL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
In adjusted NIS of December 2002

Note 13 -	TAXES ON INCOME (Cont.)

	C.	INCOME TAX EXPENSE

	For the year ended December 31

	2000	2001	2002
	NIS in thousands

In respect of the reported year
Current	89,825	111,012	76,708
Deferred	10,531	(3,186)	(34,534)

	100,356	107,826	42,174
Tax expense (benefit) in respect of prior years	(2,642)	2,058	708

	97,714	109,884	42,882

D.

EFFECTIVE TAX

The difference between theoretical income tax expense computed on income before taxes at the statutory tax rate (36%) and the income tax expense as reflected in the financial statements, is explained as follows:

	For the year ended December 31

	2000	2001	2002
	NIS in thousands

Income before taxes on income, as reported in the statement of income	262,472	285,553	56,698

Theoretical tax expense	94,490	102,799	20,411
Increase (decrease) in taxes resulting from:
Nondeductible amortization and impairment losses in respect of goodwill and fixed assets	7,204	6,505	18,412
Tax exempt net capital gain on realization of investments and assets	(4,193)	-	-
Losses for which no tax benefit has been recorded (utilization of tax benefits not previously recorded), net	2,388	(3,108)	549
Tax expense (benefit) in respect of prior years	(2,642)	2,058	708
Nondeductible expenses and other, net	467	1,630	2,802

Income tax expense	97,714	109,884	42,882

BLUE SQUARE - ISRAEL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
In adjusted NIS of December 2002

Note 13 -	TAXES ON INCOME (Cont.)

	E.	TAX ASSESSMENTS

1.

Blue Square has received final tax assessments, or assessments deemed to be final, for tax years through 1998.  Some of the principal subsidiaries have received final assessments for tax years through 1998. For some of the subsidiaries, no final tax assessments have been received since their inception.

2.

In 2002, the tax authorities rejected the self-assessments submitted by a subsidiary in connection with assets sold in the past, and assessed the subsidiary with additional tax of approximately NIS 10 million. The subsidiary has appealed these assessments.  Management believes, based on the opinion of its legal advisors, that the accrual in the financial statements with respect to the income tax assessments is sufficient to cover any possible loss that may result from the assessments.

Note 14 -	ACCRUED SEVERANCE PAY, NET

	A.	SEVERANCE PAY

Substantially all Company employees have joined comprehensive pension or management insurance plans. The payments to the pension funds fulfill the Company’s obligation to employees as required by the Severance Pay Law. Accumulated amounts in the pension funds and with the insurance companies are not under the control or administration of the Company, and accordingly, neither those amounts nor the corresponding accrual for severance pay are reflected in the balance sheet. The obligation of the Company, under law and labor agreements, for termination benefits to employees not covered by the aforementioned pension or insurance plans is included in the balance sheet.

Amounts deposited with severance pay funds include profits accumulated to balance sheet date. The amounts deposited may be withdrawn only after fulfillment of the obligations under the Severance Pay Law and labor agreements.

BLUE SQUARE - ISRAEL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
In adjusted NIS of December 2002

Note 14 -	ACCRUED SEVERANCE PAY, NET (Cont.)

	B.	COMPENSATION FOR UNUTILIZED SICK LEAVE

Pursuant to agreements signed between the Company and its employees, the employees are entitled each year to 30 days of sick leave, the rights to which accumulate under certain conditions.  According to the agreements, the Company is required to make payments to an employee who has unutilized sick leave upon retirement based upon the following:

		-	An employee who utilized 65% of the accumulated amount of sick leave is not entitled to any compensation.

		-	An employee who utilized over 36% but less than 65% of the accumulated sick leave is entitled to a payment for 7 days for each 30 days of unutilized sick leave.

		-	An employee who utilized less than 36% of the accumulated sick leave is entitled to a payment for 10 days for each 30 days of unutilized sick leave.

The accrual for unutilized sick leave included in the financial statements is based on an independent actuarial calculation (which takes into account estimated employee turnover, future wage levels, etc.)

	C.	The amount in the balance sheet is comprised as follows:

	December 31

	2001	2002
	NIS in thousands

Accrued severance pay	13,898	19,091
Less – deposits with severance pay funds	5,327	13,002

	8,571	6,089
Provision in respect of unutilized sick leave	18,892	18,029

	27,463	24,118

D.	Severance pay expense in the years ended December 31, 2000, 2001 and 2002 amounted to NIS 44 million, NIS 54 million and NIS 48 million, respectively.

BLUE SQUARE - ISRAEL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
In adjusted NIS of December 2002

Note 15 -	CONTINGENT LIABILITIES AND COMMITMENTS

	A.	CONTINGENT LIABILITIES

1.

On April 17, 1999, an inquiry was conducted at the Company’s offices by representatives of the Antitrust Authority. To the best of the Company’s knowledge, the inquiry was conducted in connection with an investigation of a suspicion of restrictive trade arrangements between supermarket chains and their large suppliers. In addition, the Company’s CEO and other senior officers of the Company were investigated. The Antitrust Authority is continuing its investigation into the Company and additional inquiries were conducted at the Company’s offices. The Company has not been provided with more details of the investigation by the Antitrust Authority, and therefore, the Company is presently unable to assess the investigation’s implications in respect of the Company’s business or the Company’s personnel.

In 2002, the director of the Antitrust Authority announced that the arrangements relating to the gift certificates issued by the Company and other supermarket chains apparently constitute a restrictive arrangement pursuant to the Antitrust Law.

Management cannot presently determine the impact, if any, of the aforementioned announcement on the Company’s business. Following the announcement, the Company decided to cease issuing the gift certificates jointly with other chains and is presently issuing its own gift certificates.

2.

In January 2003, the director of the Antitrust Authority notified the Company that, in circumstances of intense domestic competition, the practice whereby the marketing chains automatically and unilaterally reduce suppliers’ purchase prices, in the absence of prior mutual agreement, is apparently, a restrictive arrangement. Prior to evaluating the actions to be taken pursuant to the law in respect of these matters, the director has instructed the Company to immediately cease the aforementioned practice or any similar practice.

Management of the Company and its legal counsel, are presently unable to estimate the effect of the Authority’s investigation of this matter.

BLUE SQUARE - ISRAEL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
In adjusted NIS of December 2002

Note 15 -	CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

	A.	CONTINGENT LIABILITIES (Cont.)

3.

In March 2003, the Antitrust Authority notified the Company that the previous arrangement between a subsidiary and another party with respect to a partnership at the Malkha Shopping Center branch constitutes a restrictive arrangement. Prior to the aforementioned notification, the partnership was dissolved, through the subsidiary’s acquisition of the other party’s share of the partnership (approval for the acquisition was given by the Supervisor - see Note 6D). Management of the Company and its’ legal advisors, are presently unable to estimate the effect of the notification of the Authority and its ultimate outcome.

4.

The Company’s supermarkets in Israel require operating permits from local municipal authorities, the granting of which are conditional upon obtaining the prior approval of various agencies, including the Ministries of Health and Environment and the Police and Fire Departments. Certain of these permits were issued in the name of  other entities  other  than the  Company. Also, certain of the Company’s stores have not yet been issued permits or their permits have expired and require renewal.  In the event that the Company is unable to obtain the required permits, it may be required to close the affected stores or take other action.  However, the Company does not anticipate that not obtaining the necessary permits will have a material adverse effect on its business.

5.

The parent cooperative submitted a monetary claim in the amount of approximately NIS 11 million against the former acting chairman of the board of directors of the Company in respect of the benefit he derived in connection with the grant of options for shares of the Company. According to the claim of the parent cooperative, the former acting chairman was not entitled to the options on the date of the grant since he was not an officer of the Company on that date. In addition, the procedure for the approval of the grant of the options was not proper and appropriate disclosure was not made.

The former acting chairman of the board of directors approached the Company with a demand for receipt of indemnification, as a former officer, in connection with the above claim in the event that he is required to repay any amounts.

BLUE SQUARE - ISRAEL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
In adjusted NIS of December 2002

Note 15 -	CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

	A.	CONTINGENT LIABILITIES (Cont.)

		5.	(Cont.)

The audit committee of the board of directors of the Company decided to reject the demand for indemnification since, among others, at the time the options were granted, the former acting chairman was not serving as an officer of the Company.  Therefore, without the approval of the audit committee, the letter of indemnity provided to him while a board member is not in effect. Accordingly, no provision was included in the financial statements in connection with the said demand.

6.

The Company and the parent cooperative had different interpretations in respect of the payment of certain benefits amounting to NIS 11 million for employees previously employed by the parent cooperative and transferred to the Company. As previously agreed by the parties in respect of such matters, this issue had been submitted to arbitration. In March 2003, the arbitrator decided that the above mentioned amount is payable in its entirety by the Company. Accordingly, the expense has been included in the statement of income in other expenses (see Note 18C).

7.

In November 2001, a claim was filed against the Company, the Company for Drink Containers Collection Corporation Ltd., and other supermarket chains in connection with fulfillment by these defendants of provisions of the Law for Deposits on Beverage Containers, 1999 (which became effective on October 1, 2001). The plaintiffs have requested approval of the claim as a class action in the amount of approximately NIS 250 million.  On January 13, 2003, the Tel Aviv District Court dismissed the request to recognize the said claim as a class action. The plaintiffs have appealed to the Supreme Court.  After consulting its legal advisors, management believes that there is little likelihood that the appeal will be accepted, and accordingly, no provision with respect to this matter has been made in the financial statements.

BLUE SQUARE - ISRAEL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
In adjusted NIS of December 2002

Note 15 -	CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

	A.	CONTINGENT LIABILITIES (Cont.)

8.

Other claims have been filed against the Company in respect of various matters which arose in the ordinary course of business and legal proceedings in respect thereof are under way. Management of the Company believes, based upon the opinions of the legal advisers handling the claims, that the amounts provided in the financial statements are sufficient under the circumstances and the final outcome of these claims will not have a material adverse effect on the Company’s results of operations or financial position.

	B.	COMMITMENTS

1.

Stores that are operated by the Company are leased under non-cancelable long-term leases, mostly with renewal options. Rent expense under these leases amounted to NIS 73 million, NIS 80 million, and NIS 87 million for the years ended December 31, 2000, 2001 and 2002, respectively.

Future minimum payments under non-cancelable operating leases for the years subsequent to balance sheet date, are as follows:

NIS in thousands

First year	93,675
Second year	91,177
Third year	81,092
Fourth year	70,333
Fifth year	62,353
Sixth year and thereafter	259,689

658,319

In addition, the Company leases stores from the parent cooperative. The minimum annual payment is NIS 850,000.

BLUE SQUARE - ISRAEL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
In adjusted NIS of December 2002

Note 15 -	CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

	B.	COMMITMENTS (Cont.)

2.

On October 1, 2001, the Law for Deposits on Beverage Containers, 1999, became effective.  The Company and other supermarket chains have entered into an agreement with producers and importers of beverages to establish a recycling entity whose purpose is to set up and operate a mechanism to implement the provisions of the Law regarding refunds of deposits, collection of beverage containers and their recycling.  The Company has provided a guarantee for the benefit of the recycling entity in the amount of NIS 333,000.

In January 2003, the Company disassociated from the Company for Drink Containers Collection Corporation Ltd. after making notification of its decision to disassociate from the corporation.

		3.	As of December 31, 2002, the Company entered into agreements for the purchase of real estate and equipment, in the aggregate amount of approximately NIS 105 million.

4.

The Co-Op provides certain management and other services to Blue Square in consideration for an annual management fee of U.S. $600,000 (2001 - $750,000). These services include consultations on business strategy, financial policies, labor relations, marketing, and joint ventures. The agreement pursuant to which such services are provided commenced in April 1996 and will remain in effect as long as the Co-Op owns at least 51% of the outstanding shares of Blue Square.  The fee is subject to renegotiation in future periods.

	C.	GUARANTEES

A subsidiary has provided a bank guarantee for a third party in the amount of NIS 1.9 million.

The Company has provided guarantees to suppliers and customers in an aggregate amount of approximately NIS 3.5 million.

BLUE SQUARE - ISRAEL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
In adjusted NIS of December 2002

Note 16 -	SHARE CAPITAL

A.

In July 1996, the Company completed a global offering of 6,900,000 American Depositary Shares (“ADS”), each ADS representing one Ordinary share, at a price per share of U.S. $11.  In addition, in June 1999, 1,500,000 ADS were issued upon the exercise of stock options.

The ADS are traded on the New York Stock Exchange (NYSE) and on the International Stock Exchange in London (SEAQ). The issued shares represent 21.9% of the outstanding Ordinary Shares of the Company subsequent to the issuance.

Commencing in November 2001, the Company’s shares have also been listed for trading on the Tel Aviv Stock Exchange.

	B.	DIVIDENDS

In March 2002, the Company distributed a dividend in the amount of approximately U.S.$ 12.7 million (U.S.$ 0.33 per Ordinary Share or ADS). In December 2002, the Company distributed a dividend in the amount of approximately U.S.$ 14.6 million (U.S. $ 0.38 per ordinary share or ADS).

Note 17 -	FINANCIAL INSTRUMENTS

	A.	CONCENTRATION OF CREDIT RISKS

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade receivables.

The Company’s revenues are derived from a large number of customers. The major portion of trade receivables is covered by credit card companies. Accordingly, the credit risk relating to such receivables is minimal.  Management regularly monitors the balance of trade receivables, and the financial statements include an allowance for doubtful accounts which management believes is adequate.

BLUE SQUARE - ISRAEL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
In adjusted NIS of December 2002

Note 17 -	FINANCIAL INSTRUMENTS (Cont.)

	B.	CURRENCY EXPOSURE

The Company has short-term monetary liabilities in excess of short-term monetary assets, in or linked to foreign currency, amounting to approximately NIS 2.2 million, short-term monetary liabilities in excess of short-term monetary assets that are not linked in the approximate amount of NIS 612.0 million, and short-term monetary liabilities in excess of short-term monetary assets that are linked to the CPI in the approximate amount of NIS 70.5 million.  In addition, the Group has long-term monetary liabilities in excess of long-term monetary assets that are linked to the CPI amounting to NIS 192.1 million and long-term monetary liabilities in excess of long-term monetary assets that are not linked in the approximate amount of NIS 167.5 million.

	C.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value of cash and cash equivalents, receivables, other current assets, long-term liabilities, payables and accrued expenses equals or approximates their fair value. The fair value of loans from banks also approximates their fair value because they bear interest at rates that approximate market rates.

	D.	DERIVATIVE FINANCIAL INSTRUMENTS

As of December 31, 2002, the Company entered into a number of forward transactions for the acquisition of approximately U.S.$1,050 thousand and EURO 1,700 thousand in consideration for approximately NIS 5.0 million and NIS 7.9 million, respectively.

BLUE SQUARE - ISRAEL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
In adjusted NIS of December 2002

Note 18 -	SUPPLEMENTAL DATA TO STATEMENTS OF INCOME

	A.	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	For the year ended December 31

	2000	2001	2002

	NIS in thousands

Includes advertising expense	42,573	44,073	40,037

B. FINANCING INCOME (EXPENSES), NET

	For the year ended December 31

	2000	2001	2002

	NIS in thousands

In respect of:
Long-term loans and debentures	(24,982)	(22,701)	(15,251)
Short-term loans, net	(14,929)	(5,362)	(1,432)
Increase (decrease) in value of marketable securities and short-term deposits, net	(6,155)	9,261	13,010
Purchasing power gain in respect of other monetary items, net	989	5,443	19,877

	(45,077)	(13,359)	16,204

C. OTHER INCOME (EXPENSES), NET

	For the year ended December 31

	2000	2001	2002

	NIS in thousands

Capital gain on sale of investments in investee companies (1)	34,830	2,882	-
Gain on sale and disposal of fixed assets, net	-	1,224	20
Impairment of fixed assets and goodwill (2)	-	(5,278)	(143,808)
Costs in respect of closure of stores	(12,632)	(17,327)	(22,502)
Employee rights in respect of prior years (see Note 15A(6))	-	-	(11,040)
Other, net	(1,528)	-	-

	20,670	(18,499)	(177,330)

BLUE SQUARE - ISRAEL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
In adjusted NIS of December 2002

Note 18 -	SUPPLEMENTAL DATA TO STATEMENTS OF INCOME

	C.	OTHER INCOME (EXPENSES), NET (Cont.)

(1)

In December 2001, the Company sold its holdings (50%) in Regba Properties Ltd. and Regba Streets Ltd. (to a third party) which were previously consolidated by the proportionate consolidation method and which were engaged in the construction of a commercial center.

The proceeds from the sale income approximately NIS 30 million and the gain (before income taxes) amounted to approximately NIS 2.9 million. The proceeds from the sale were received in 2002.

In March 2000, the Company sold all of its holdings (38.35%) in Home Centers (D.I.Y.) Ltd. to a third party in consideration for approximately NIS 108 million. A capital gain of approximately NIS 35 million which resulted from the sale was recorded in other income.

		(2)	2002 - Impairment losses in respect of fixed assets - See Note 7B.

Note 19 -	TRANSACTIONS WITH RELATED PARTIES

	A.	PARENT COOPERATIVE

	For the year ended December 31

	2000	2001	2002

	NIS in thousands

Financing expenses	6,774	674	1,172

Rent expense	1,304	1,565	1,377

Management fee	5,508	3,452	2,490

B.

In 2002, the Company assumed the liability of a related party in connection with a previously joint club award program of the company and the related party. In consideration for the assumption of the liability, the Company received NIS 5 million from the related party.

BLUE SQUARE - ISRAEL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
In adjusted NIS of December 2002

Note 20 -	LIENS AND RESTRICTIONS

A.

As collateral for the repayment of debentures (principal, price level adjustments and interest), a subsidiary has recorded a senior ranking floating charge on all of its assets. The subsidiary is entitled to record additional floating charges of equal or subordinate ranking.

In addition, the subsidiary is entitled to record fixed charges on assets purchased in the future, which charges may be equal , subordinated or have priority to the charge recorded for the abovementioned debentures, provided that the liabilities in respect of which the fixed charges are being recorded have been incurred specifically to purchase those assets.

As of December 31, 2002, the balance of the collateralized debentures is NIS 8.2 million.

B.

As collateral for liabilities to banks, subsidiaries have registered fixed and floating charges on all of their current assets, fixed assets, goodwill, rights to insurance, receivables from credit companies and share capital. As of December 31, 2002, the balance of liabilities collateralized amounts to NIS 20.2 million.

C.

To secure liabilities of a subsidiary in respect of benefits received in the framework of investments in its Approved Enterprise, the subsidiary recorded fixed liens on the machinery, equipment and insurance rights in favor of the State of Israel (total investment grants received amount to approximately NIS 2.3 million).

Note 21 -	DISCONTINUED OPERATIONS

On February 6, 2001, the shareholders of the Company approved the resolution of the Board of Directors to sell all of the Company’s holdings (45%) in an affiliate, which is engaged in retail sales of furniture, to the parent cooperative for approximately NIS 6.1 million. The excess of the consideration received over the carrying value of the investment in the approximate amount of NIS 6.6 million, net of income taxes, was credited to additional paid-in capital. For the year ended December 31, 2000 the loss from discontinued operations which relates to the abovementioned entity was NIS 2.7 million.

BLUE SQUARE - ISRAEL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
In adjusted NIS of December 2002

Note 22 -	EFFECT ON THE FINANCIAL STATEMENTS OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP

A.

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in Israel, (Israel GAAP) which differ in certain respects from accounting principles generally accepted in the United States (U.S. GAAP), as described below:

		1.	Financial Statements in Adjusted NIS

In accordance with Israeli GAAP, the financial statements are presented in accordance with a comprehensive basis of accounting for inflation. U.S. GAAP does not generally provide for the adjustment of financial statements for the impact of inflation for entities which do not operate in an hyperinflationary economy. Pursuant to Securities and Exchange Commission requirements applicable to foreign private issuers, the Company has not included the impact of inflationary accounting applied under Israeli GAAP in the accompanying reconciliation to U.S. GAAP.

		2.	Deferred income taxes

Under Israeli GAAP, deferred income taxes are not provided for differences between the financial reporting and income tax basis of land and of fixed assets with depreciable lives in excess of 20 years that arise from adjustments for changes in the Israeli CPI. Under U.S. GAAP, deferred income taxes are provided on all such differences between the financial reporting and income tax basis of land and fixed assets.

		3.	Compensation expense in respect of options issued to employees

Under Israeli GAAP, the 1996 Stock Option Plan and previous options plans do not require the recognition of compensation expense. For the purpose of the reconciliation to U.S. GAAP, the Company has adopted the provisions of APB Opinion No. 25 “Accounting for Stock Issued to Employees”. Under APB 25, the excess, if any, of the quoted market price of the shares at the grant date over the exercise price of the stock options, is amortized to compensation expense over the vesting period.  In respect of the reconciliation to U.S. GAAP for the reported periods, the effect of the aforementioned difference is a reduction in retained earnings with an offsetting increase in additional paid-in capital with no effect on the Company’s results of operations.

BLUE SQUARE - ISRAEL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
In adjusted NIS of December 2002

Note 22 -	EFFECT ON THE FINANCIAL STATEMENTS OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP

	A.	(Cont.)

		4.	Proportionate consolidation

Under Israeli GAAP, jointly controlled entities are included in the Company’s consolidated financial statements according to the proportionate consolidation method. Under U.S. GAAP, investments in jointly controlled entities are accounted for by the equity method. Pursuant to the Securities and Exchange Commission requirements applicable to foreign private issuers, the Company is not required to disclose the differences in classification that result from using proportionate consolidation. For the Company’s share in assets, liabilities, revenues and expenses of jointly controlled companies consolidated by the proportionate consolidation method, see Note 6C.

		5.	Goodwill

Under Israeli GAAP, goodwill is amortized over the estimated period of benefit, but not longer than 20 years.  Goodwill is reviewed for impairment when circumstances indicate the possibility that impairment exists.

Under U.S. GAAP (SFAS 142 - “Goodwill and other intangible assets”), goodwill that arose from acquisitions prior to July 1, 2001, was amortized until December 31, 2001, on a straight-line basis over the estimated period of benefit and thereafter is no longer amortized. Goodwill acquired in a business combination for which the date of acquisition is on or after July 1, 2001 is not amortized.

According to U.S. GAAP goodwill is to be tested for impairment on adoption of SFAS 142 and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired. Goodwill attributable to a reporting unit is tested for impairment by comparing the fair value of the reporting unit with its carrying value.  Fair value is determined by the Company based on market capitalization of the reporting unit.

BLUE SQUARE - ISRAEL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
In adjusted NIS of December 2002

Note 22 -	EFFECT ON THE FINANCIAL STATEMENTS OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP

	A.	(Cont.)

		6.	Impairment of long-lived assets

The Company has elected early adoption as of December 31, 2002, of Israeli Accounting Standard No. 15 regarding impairment of assets (see Note 2L). According to this Standard, if the carrying amount of an asset exceeds its recoverable amount, an impairment loss should be recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount. Recoverable amount is defined as the higher of an asset’s selling price and its value in use. Value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life.

According to U.S. GAAP (SFAS 144 - “Accounting for the Impairment or Disposal of Long-Lived Assets”) an impairment loss is recognized only if the carrying amount of an asset is not recoverable. The carrying amount is not recoverable if it exceeds the estimated undiscounted future cash flows expected to result from the use of the asset. If the carrying amount is not recoverable, an impairment loss should be recorded for the amount by which the carrying value of the asset exceeds its fair value.

As a result, certain circumstances which would require an impairment loss to be recorded under Israeli GAAP would not require an impairment loss to be recorded under U.S. GAAP.

		7.	Dividend declared subsequent to balance sheet date

In accordance with Israeli GAAP, dividends declared subsequent to balance sheet date are presented as a separate component in shareholders’ equity.  Under U.S. GAAP, the dividends are not recorded as a separate component in shareholders’ equity.

		8.	Start-up costs

According to Israeli GAAP, start up costs of a discontinued affiliate were capitalized and amortized over a period of between 3 and 5 years. According to U.S. GAAP, such start up costs are charged to expense as incurred.

BLUE SQUARE - ISRAEL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
In adjusted NIS of December 2002

Note 22 -	EFFECT ON THE FINANCIAL STATEMENTS OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP

	A.	(Cont.)

		9.	Classification of certain expenses

Under Israeli GAAP, certain expenses amounting to approximately NIS 177.3 million, NIS 22.6 million and NIS 12.6 million for the years ended December 31, 2002, 2001 and 2000 respectively, and amortization of goodwill in the amount of approximately NIS 5.4 million and NIS 6.1 million for the years ended December 31, 2001 and 2000 respectively, are included in non-operating expenses whereas in accordance with U.S. GAAP such items are included in operating expenses.

		10.	Accrued Severance Pay

According to U.S. GAAP, accrued severance pay and related funded amounts are presented in the balance sheet separately as a liability and asset, respectively.  Income from earnings on amounts funded is added to severance pay funds.

According to Israeli GAAP, accrued severance pay is included in the balance sheet net of any related funded amounts including the income from earnings on amounts funded.

See Note 14C for the presentation in the Company’s balance sheet.

		11.	Cash Flow Classification of Marketable Securities

According to Israeli GAAP, proceeds from sale or purchase of marketable securities are presented in cash flows from investing activities in the statement of cash flows.

According to U.S. GAAP, proceeds from the sale of marketable securities which are classified by the Company as held for trading are included in cash flows from operating activities.

BLUE SQUARE - ISRAEL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
In adjusted NIS of December 2002

Note 22 -	EFFECT ON THE FINANCIAL STATEMENTS OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (Cont.)

	B.	The effects on the financial statements of the abovementioned material differences between Israeli GAAP and U.S. GAAP are as follows:

		1.	Consolidated statements of income:

	For the year ended December 31

	2000	2001	2002

	NIS in thousands (except share and per share data)

Net income as reported, according to Israeli GAAP	139,715	153,695	7,379

Amortization of goodwill	-	-	5,378
Impairment of long-lived assets (net of taxes of NIS 23.1 million)	-	-	53,799
Deferred taxes on income	898	603	893
Discontinued operations - start up costs	(3,993)	-	-
Minority interest in respect of the above	(262)	(11)	(3,657)

Net income according to U.S. GAAP	136,358	154,287	63,792

Net income per share as reported, according to Israeli GAAP (primary and fully diluted):

From continuing operations	3.71	4.00	0.19

From discontinued operations	(0.07)	-	-

Net income	3.64	4.00	0.19

Per U.S. GAAP:
Basic and diluted earnings per share
From continuing operations	3.72	4.02	1.66

From discontinued operations	(0.17)	-	-

Net income	3.55	4.02	1.66

Weighted average number of shares or ADS outstanding (basic and diluted)	38,400,000	38,400,000	38,400,000

BLUE SQUARE - ISRAEL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
In adjusted NIS of December 2002

Note 22 -	EFFECT ON THE FINANCIAL STATEMENTS OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (Cont.)

	B -	(Cont.)

		2.	Consolidated balance sheets:

	December 31

	2001			2002

	As reported	Adjustment	As per U.S. GAAP	As reported	Adjustment	As per U.S. GAAP

	NIS in thousands

Severance pay funds (6)	-	(5,327)	(5,327)	-	(13,002)	(13,002)
Fixed assets, net (5)	-	-	-	(2,208,925)	(76,859)	(2,285,784)
Intangible assets and deferred charges (4)	-	-	-	(106,127)	(5,378)	(111,505)
Deferred taxes, net (1)	13,514	20,058	33,572	(21,019)	42,225	21,206
Accrued severance pay (6)	27,463	5,327	32,790	24,118	13,002	37,120
Minority interest (3)	174,583	(486)	174,097	155,002	3,170	158,172
Additional paid-in capital (2)	755,172	18,636	773,808	755,172	18,636	773,808
Retained earnings
Dividend declared after balance sheet date	59,595	(59,595)	-	-	-	-
Unappropriated (3)	619,874	21,388	641,262	556,729	18,206	574,935
Total shareholders’ equity	1,487,758	(19,571)	1,468,187	1,365,018	36,842	1,401,860

(1)	Effect of difference described in A(2) above and tax effect of difference described in A(6) above.

(2)	Options issued to employees (see A(3) above), and difference in capital gain, net of tax, from transactions with the parent cooperative.

(3)	Net effect of reconciling items.

(4)	Amortization of goodwill - see A(5) above.

(5)	Effect of adoption of Standard No. 15 - see A(6) above.

(6)	See A(10) above.

BLUE SQUARE - ISRAEL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
In adjusted NIS of December 2002

Note 22 -	EFFECT ON THE FINANCIAL STATEMENTS OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (Cont.)

	B -	(Cont.)

		3.	Consolidated statements of cash flows:

	For the year ended December 31

	2000	2001	2002

	NIS in thousand

Cash flows from operating activities
As per Israeli GAAP	308,745	327,698	296,772
Adjustment (1)	35,722	38,641	5,669

As per U.S. GAAP	344,467	366,339	302,441

Cash flows from investing activities
As per Israeli GAAP	(180,897)	(239,082)	(202,920)
Adjustment (1)	(35,722)	(38,641)	(5,669)

As per U.S. GAAP	(216,619)	(277,723)	(208,589)

(1)	See A(11) above.

# # # # # #