Form 20-F
period 2003-12-31
BLUE SQUARE ISRAEL LTD /ADR/
filed 2004-06-30
CIK 1016837

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

Commission file number 1-14426

BLUE SQUARE-ISRAEL LTD.

(Exact name of Registrant as specified in its charter)

Israel

(Jurisdiction of incorporation or organization)

2 Amal Street, Rosh Ha’ayin 48092, Israel

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
☒ Item 17 ☐ Item 18

INTRODUCTION

          Unless otherwise indicated, as used in this annual report, (a) the term “Blue Square” means Blue Square-Israel Ltd., (b) the terms “we,” “us” and “our,” mean Blue Square and its consolidated subsidiaries and (c) “BSIP” means Blue Square Chain Investments & Properties Ltd., a corporation of which we held 80.73% of the outstanding shares as of March 31, 2004, and the balance of whose shares are publicly held and traded on the Tel Aviv Stock Exchange.

          We are a leading food retailer in the State of Israel.  Through our supermarkets, we offer a wide range of food and beverages products and also housewares and cosmetics.  As of December 31, 2003, we owned and operated 161 supermarkets under the brand names Mega, Super Center, Super Center City, Shefa Shuk, Co-Op and other formats. We were incorporated in June 1988.  In 1996, we completed our initial public offering and our American Depositary Shares, or ADSs, were listed for trading on the New York Stock Exchange.  In November 2000, our ordinary shares were listed for trading on the Tel Aviv Stock Exchange.

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

          All references in this annual report to dollars or $ are to U.S. dollars and all references in this annual report to NIS are to New Israeli Shekels. Unless mentioned otherwise, all figures in U.S. dollars are based on the representative exchange rate between the NIS and the dollar as published by the Bank of Israel for December 31, 2003, which was NIS 4.379 per $1.00, except figures for the first quarter of 2004, which are based on the representative exchange rate between the NIS and the dollar as published by the Bank of Israel for March 31, 2004, which was NIS 4.528 per $1.00.

          Our consolidated financial statements appearing in this annual report are prepared in NIS, in accordance with generally accepted accounting principles in Israel, referred to in this annual report as Israeli GAAP.

i

PART I

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

                    Not applicable.

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

                    Not applicable.

ITEM 3.     KEY INFORMATION

          A.          Selected Financial Data.

          We have derived the following selected consolidated financial data as of December 31, 2002 and 2003 and for each of the years ended December 31, 2001, 2002 and 2003 from our consolidated financial statements and notes included elsewhere in this annual report.  We have derived the selected consolidated financial data as of December 31, 1999, 2000, and 2001 and for each of the years ended December 31, 1999, and 2000 from our audited consolidated financial statements not included in this annual report.  We prepare our consolidated financial statements in conformity with Israeli GAAP.  As described in note 21 to our consolidated financial statements included elsewhere in this annual report, Israeli GAAP differs in certain respects from U.S. GAAP.  Our financial statements are presented in NIS adjusted to reflect changes in the Israeli consumer price index, or the CPI.  Consequently, all NIS amounts set forth in our historical financial statements are adjusted each time we publish new financial statements in order to reflect changes in the CPI as of the date of the latest balance sheet presented in these financial statements.  In accordance with Israeli Accounting Standards No. 12 and No. 17 adopted by the Israeli Accounting Standards Board, our financial statements will cease to be adjusted for inflation in Israel for periods beginning on or after January 1, 2004.   See Item 5.  “Operating and Financial Review –Critical Accounting Policies.”  You should read the selected consolidated financial data together with the section of this annual report entitled “Item 5.  Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this annual report.

	1999	2000	2001	2002	2003	2003

	Adjusted NIS (In thousands, except per ordinary share or ADS data)					$(1)

Income Data

Sales	5,223,323	5,508,946	5,828,391	5,444,306	5,170,510	1,180,751

Cost of sales	3,840,251	3,976,589	4,215,439	3,974,628	3,777,411	862,619

Gross profit	1,383,072	1,532,357	1,612,952	1,469,678	1,393,099	318,132

Selling, general and administrative expenses	1,148,912	1,244,934	1,296,217	1,250,662	1,190,425	271,849

Operating income	234,160	287,423	316,735	219,016	202,674	46,283

Financial income (expenses), net	(28,244)	(44,227)	(13,109)	15,900	(48,813)	(11,147)

Amortization of goodwill	6,146	5,953	5,277	5,277	5,740	1,311

Other income (expenses), net	(7,527)	20,280	(18,152)	(174,004)	(136,612)	(31,197)

Taxes on income	75,422	95,872	107,823	42,078	8,445	1,928

Equity in net earnings (loss) of affiliates	628	1,383	3,561	(363)	742	169
Minority interest	21,369	23,305	25,123	5,953	10,852	2,478

Loss from discontinued operation	10,225	2,649	-	-	-	-

Net income (loss)	85,855	137,081	150,812	7,241	(7,046)	(1,609)

Earnings (loss) per ordinary share or ADS from continuing Operations	2.50	3.64	3.93	0.19	(0.18)	(0.04)
Losses per ordinary share or ADS from discontinued Operations	(0.26)	(0.07)	-	-	-	-
Total Earnings (loss) per ordinary share or ADS	2.24	3.57	3.93	0.19	(0.18)	(0.04)
Cash dividends per ordinary share or ADS	0.98	1.08	1.35	3.33	7.68	1.75
U.S. GAAP:

Net income (loss)	79,432	133,787	151,393	62,596	(952)	(217)

Earnings (loss) per ordinary share or ADS from continuing operation	2.38	3.65	3.94	1.63	(0.02)	(0.005)
Losses per ordinary share or ADS from discontinued operations	(0.27)	(0.17)	-	-	-	-
Total Earnings (loss) per ordinary share or ADS	2.11	3.48	3.94	1.63	(0.02)	(0.005)

Selected Operating Data:

Number of stores (at year end)	165	168	171	173	161	N/A

Decrease in same store sales	3.4%	4.4%	3.2%	11.2%	11.2%	N/A

Total square meters (at year end)	239,000	258,000	279,000	292,600	290,800	N/A

Sales per square meter (in NIS)(2)	23,068	22,095	22,017	19,229	17,906	4,089

Sales per employee (in thousands)	719	743	743	732	758	173

(1)

The translation of the adjusted NIS amounts into dollars has been made for the convenience of the reader at the representative exchange rate prevailing at December 31, 2003 (NIS 4.379=$1.00), as published by the Bank of Israel.

(2)	Based on an average total square meters at month end.

	December 31,

	1999	2000	2001	2002	2003	2003

	Adjusted NIS (in thousands)					$(1)

Balance Sheet Data:
Israeli GAAP:
Working capital deficit	(489,694)	(384,014)	(263,243)	(388,177)	(288,831)	(65,958)
Total assets	3,200,392	3,213,967	3,347,161	3,232,733	3,199,680	730,687
Short-term credit from banks and others	389,582	347,688	235,597	318,424	212,521	48,532
Long-term debt	257,679	329,254	395,747	355,320	686,084	156,675
Shareholders’ equity	1,258,732	1,354,444	1,459,714	1,339,416	1,037,340	236,890
U.S. GAAP:
Total assets	3,180,978	3,215,305	3,358,897	3,271,342	3,262,934	745,132
Shareholders’ equity	1,251,456	1,330,461	1,440,506	1,375,566	1,082,450	247,191

(1)

The translation of the adjusted NIS amounts into dollars has been made for the convenience of the reader at the representative exchange rate prevailing at December 31, 2003 (NIS 4.379 = $1.00), as published by the Bank of Israel.

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

We are engaged in a highly competitive business.  If we are unable to compete effectively, particularly against low-priced private supermarkets, our business will be materially adversely affected.

          The food retailing industry in Israel is highly competitive and is characterized by high turnover and narrow operating margins.  We compete with other supermarket chains, independent grocers, open air markets, and other retailers selling supermarket goods.  Competitive pressures increase as the supermarket sector in Israel approaches higher saturation levels and continue to increase as our competitors expand their operations and new companies enter the market with hard discount formats.

          The year 2003 increased competitive pressures on us.  Israel’s economic environment worsened during the year, resulting in continued high unemployment and a depressed retail market.  This impacted the food retailing industry.  As a result of the recession and in response to the success of the hard discount formats, other major chains, including us, expanded their own hard discount store formats. In addition, recognizing the growing opportunity as a result of the recession, a class of private supermarkets expanded their presence in selected areas, increasing competition in an already difficult market. These private supermarkets have been able to capture a significant part of the sales from the major chains in their areas by using lower cost non-unionized labor and having lower operating costs and, in some cases by operating on Saturdays and offering non-kosher food. Large supermarket chains in Israel, including us, are kosher and therefore do not offer non-kosher food or operate on Saturdays.  As a result, in 2003, these private supermarkets took market share from the major chains, contributing to an approximately 5% reduction in our revenues as compared to 2002. As a result of the change in the business environment and these developments, we relocated some of our stores and closed 17 underperforming stores in 2003.  In addition, we estimate that our market share dropped from approximately 30% of the Israeli supermarket chain market during 2002 to approximately 28% during 2003. Our sales dropped from approximately NIS 5,444 million, or $1,243.2 million, in 2002 to approximately NIS 5,171 million, or $1,180.8 million, in 2003.

          If our current level of sales continues to decline or if we continue losing market share to our competitors, our negotiating position with suppliers, which is based in part on our market share in the Israeli retail market, and our revenues may be adversely affected, with a corresponding impact on profitability. We cannot assure you that we will be able to maintain our sales and market share.

We have a history of quarterly fluctuations in our operating results and expect these fluctuations to continue due to seasonality.  This may cause the share and ADS price of Blue Square to be volatile.

          Our business is subject to fluctuations in quarterly sales and profits.  These fluctuations are primarily attributable to increased sales and higher operating income in the holiday seasons occurring in different quarters from year to year.  Thus, for example, increased sales attributable to Passover, which occurs in either March or April, may be realized in either the first or the second quarter, and sales attributable to the Jewish New Year, which occurs in either September or October, may be realized in either the third or the fourth quarter.  However, the timing of the holidays does not affect our semiannual results.

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

          We purchase most of our dairy, fresh produce and poultry products from the Tnuva Cooperative, or Tnuva, an Israeli food cooperative, which holds a leading position in the domestic dairy and poultry markets.  In 2003, Tnuva’s products accounted for approximately 14.3% of all the products sold at our supermarkets.  In addition, Elite, which merged with Strauss in 2003, an Israeli food manufacturer, accounted in 2003 for approximately 10% of all products sold at our supermarkets, and the Osem group accounted for approximately 7.6% of all products sold at our supermarkets in 2003. Because of our status as a leading food retailer in Israel and the fact that we maintain an excellent and long-standing relationship with Tnuva, Elite and Osem, we do not believe that there is a material risk of future stoppage of supply of products of these key suppliers.  However, we do not have a written contract with Tnuva, Elite or Osem obligating them to supply products to us.  The ten largest suppliers accounted for approximately 50% of our product purchases in 2003.  We cannot assure you that, in the future, Tnuva, Elite, Osem or any of these other suppliers will not significantly raise the prices of the products they supply us, or encounter difficulties in providing these products to us, in either of which cases our operating results might be adversely affected.

Bronfman-Alon is able to control the outcome of matters requiring shareholder approval.

          Bronfman-Alon Ltd. (Bronfman-Alon) currently owns approximately 77.60% of Blue Square’s ordinary shares following the conversion by other investors of approximately NIS 9.5 million in principal amount of our 5.9% convertible debentures in April 2004.  So long as Bronfman-Alon, or any successor to its shareholdings in Blue Square, continues to own beneficially more than 50% of our outstanding ordinary shares and voting power, it will be able to control the outcome of matters requiring shareholder approval, including the election of all Blue Square directors, other than Blue Square two external directors whose election, under the Israeli companies law, requires that at least one-third of the non-controlling shareholders who participate in the vote, vote for their nomination, or that less than one percent of the non-controlling shareholders voted against their nomination.

We own a majority interest in most of our subsidiaries.  As a majority shareholder, we owe fiduciary duties to the minority shareholders of our subsidiaries and have to share dividends and distributions with these minority shareholders.

          We directly operate all of the supermarkets that Blue Square owns directly and those that are owned by its partially owned subsidiaries.  As of December 31, 2003, Blue Square owned directly 102 supermarkets; the balance of our operations were owned by its partially owned subsidiaries, each of which has its own board of directors and management.  These subsidiaries include BSIP, in which Blue Square owns an 80.73% interest, and the Blue Square Chain (Hyper Hyper) Ltd., or Hyper Hyper, in which BSIP owns a 100% interest and, therefore, Blue Square indirectly owns an 80.73% interest. The ordinary shares of BSIP that are not owned by Blue Square are publicly held and traded on the Tel Aviv Stock Exchange.  The consolidated sales of BSIP and its subsidiaries in 2003 aggregated approximately NIS 3,540 million, or $808.4 million, representing approximately 68.4% of our consolidated sales for 2003, and the consolidated sales of BSIP and its subsidiaries in the three months ended March 31, 2004 aggregated approximately NIS 873.5 million, or $192.9 million, representing approximately  67.9% of our consolidated sales for the three months ended March 31, 2004.  At December 31, 2003, the total consolidated assets of BSIP and its subsidiaries aggregated approximately NIS 1.3 billion, or $299 million, constituting approximately 40.9% of our total consolidated assets at December 31, 2003, and at March 31, 2004, the total consolidated assets of BSIP and its subsidiaries aggregated approximately NIS 1.3 billion, or $293.1 million, constituting approximately 40.1% of our total consolidated assets at March 31, 2004.

          In order to satisfy whatever fiduciary obligations we may have under applicable law to the minority shareholders of our partially owned subsidiaries, we endeavor to deal with these subsidiaries at “arm’s-length.”  Some transactions between Blue Square and a subsidiary, including any investment by Blue Square in, and any long-term loan by Blue Square to, a subsidiary, require the approval of the audit committee, the directors, and, under certain circumstances, approval of the shareholders of the subsidiary by special vote and are subject to the receipt of applicable permits and approvals.  In addition, any dividend or distribution from a subsidiary requires the approval of the directors of that subsidiary, and may be subject to restrictions imposed by loan and other agreements to which they are parties.

Failure to obtain or maintain permits required for our operations may adversely affect our operating results.

          Our operation of supermarkets in Israel requires permits from municipal authorities, which are conditioned on the prior approval of various agencies, including the health and environment ministries, and the police and fire departments.  Approximately twenty of these permits are currently in the name of the Co-Op Blue Square Services Society, or the Co-Op, our former controlling shareholder, and entities other than us, and have not yet been transferred or re-issued to us.  Also, some of our stores require permits that have not yet been obtained, or have expired or require renewal.  Furthermore, as a result of the hostilities between Israel and the Palestinians, the relevant authorities, including the police, have required us to adopt various security measures.  These safety requirements may prescribe extensive investment in safety equipment, the retaining of security personnel and may lengthen the time dedicated for obtaining permits from the municipal authorities. If we are unable to obtain or maintain one or more required permits, we may be required to close one or more stores or to take other remedial action to obtain or maintain these permits.  We are not currently aware of any impending closing of any of our stores due to a lack of a required permit.

Increase in employee minimum wage in Israel may adversely affect our operating results.

          A substantial portion of our employees’ wages is adjusted upon a change in the minimum wage in Israel. Under Israeli law, minimum wage equals 47.5% of the average wage for an employee in Israel. The minimum monthly wage since January 2003 has been NIS 3,335, or $762.  The minimum wage in Israel increased in January 2003 despite a decrease in the average wage for an employee in Israel due to temporary legislation enacted by the Knesset, the Israeli parliament, and due to a cost of living increase to which all employees in Israel are entitled. An increase in minimum wage will increase our labor costs and thus adversely affect our operating results.

Volatility of Blue Square’s share and ADS price could adversely affect its shareholders.

          The market price of Blue Square’s ordinary shares and ADSs could be volatile and could be subject to fluctuations in response to numerous factors, including the following:

•	actual or anticipated variations in our quarterly operating results or those of our competitors;

•	changes in financial estimates by securities analysts;

•	conditions or trends in our business;

•	changes in the market valuations of our competitors;

•	announcements by us or our competitors of significant acquisitions;

•	entry into strategic partnerships or joint ventures by us or our competitors;

•	the political, economic, security and military conditions in Israel;

•	additions or departures of key personnel; and

•	sales of ordinary shares by Blue Square’s controlling shareholder.

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

Restrictions on the payment of dividends may limit our ability to pay cash dividends on our ordinary shares.

          In connection with our issuance of NIS 400 million in aggregate principal amount of unsecured 5.9% convertible and nonconvertible debentures in August 2003, our Board of Directors resolved that we would not distribute dividends in any quarter if the ratio of our financial obligations (as defined by Maalot, an Israeli rating agency, and affiliate of S&P) (Maalot) to EBITDA for any quarter exceeds 3.5 until June 30, 2006 or exceeds 3.0 thereafter.  Our Board also resolved that we would not distribute dividends in any quarter from August 1, 2003 until October 5, 2014 if the ratio of the cost of unencumbered fixed assets as set forth on our financial statements (following depreciation) to financial obligations (as defined by Maalot) for any quarter is below 120%. Maalot has informed us that a change in this Board resolution may lead to a downgrading of the rating on our 5.9% unsecured debentures.  Following the dividends distributions of 2003 and 2004 the retain earnings of Blue Square decreased significantly. As a result of this Board resolution and the other restrictions, we may not be able to pay cash dividends on our ordinary shares in the same amount as in 2003 and the first half of 2004, and you may not be able to receive adequate return on your shares through the payment of dividends.

Future issuances of our ordinary shares could reduce our share price.

          Out of the NIS 400 million in aggregate principal amount of unsecured 5.9% debentures that we issued in August 2003, NIS 200 million in aggregate principal amount were convertible debentures with maturity dates of seven to eleven years, which are currently convertible into Blue Square ordinary shares at per share price of NIS 35.184. This conversion ratio is subject to adjustments in the event of distribution of bonus shares, cash dividends and the issuances of rights. On June 15, 2004, the closing price per share of our ordinary shares on the Tel Aviv Stock Exchange was NIS 46.98.

          In addition, we are currently considering the adoption of an incentive plan. This incentive plan may include the grant or issuance of options or ordinary shares to certain employees.  The price of such shares, if issued, or the exercise price of such options may be below the market price of our shares.

          Our issuance of ordinary shares to holders of our convertible debentures or under an option plan, or the perception that those issuances may occur in the future, could materially and adversely affect the market price for our ordinary shares.

The Israeli Antitrust Authority may take actions that limit our ability to execute our business strategy or otherwise affect our profitability.

          Our strategy includes expanding our market presence in existing retail food markets and by entering into new retail food markets.  The Israeli Antitrust Authority may limit our ability to execute our strategy.    The Commissioner of the Israeli Antitrust Authority may limit our ability to acquire existing stores or enter into mergers to acquire existing stores.

          On May 29, 2003, the Commissioner of the Israeli Antitrust Authority announced that it had concluded its investigation into alleged restrictive trade arrangement between major supermarket chains in Israel and large suppliers.  The Commissioner publicized a document of direction, which contains his view of the legality of certain commercial conduct between the large supermarket chains (which consists of Super Sol, ClubMarket and us) and the large suppliers, which was exposed during the investigation.  The document of direction also contains the Commissioner’s proposal as to how the large supermarket chains and suppliers should act in the future.  The major supermarket chains and large suppliers have provided their comments to the Commissioner’s document of direction, but as of June 15, 2004 the Commissioner of the Israeli Antitrust Authority had not responded to these comments or otherwise taken any measures or imposed any restrictions against us or implemented the proposal.  If the Commissioner of the Israeli Antitrust Authority takes any action against us and limits our ability to conduct business with our suppliers, our profits could be adversely affected.

          For more information on this and other action taken by the Israeli Antitrust Authority, please see “Item 4. Information On The Company – Government Regulation”.

The proposed amendment to the Law for Deposits on Beverage Containers, 1999, would impose significant expenses and costs on us, which could have a material adverse effect on our results of operations.

          The Knesset, the Israeli parliament, is considering amending the Law for Deposits on Beverage Containers, 1999, which would require us to charge a deposit for drink containers of more than 1.5 liters and less than 5 liters and accept the return of empty containers for refund.  This would also require us to store the containers until collected by the plastic recycling companies.  The current law only applies to containers of less than 1.5 litres. This proposed amendment to the law would impose on us significant expenses and costs, which could have an adverse effect on our results of operations.

Our profit margin would be adversely affected if our ability to utilize our  distribution center were limited.

          We have one distribution center in Rishon Letzion from which we distribute to our supermarkets a large portion of the products they carry. The products distributed by our distribution center generated approximately 23.1% of our total percentage sales during 2003.  Our inability to utilize the distribution center for any reason, may significantly impair our ability to distribute our products to our supermarkets and would adversely affect our profit margin.

Risks Relating to Our Location in Israel

A new published Israeli Accounting Standard could have an adverse effect on our results of operations.

          In accordance with Israeli Accounting Standards No. 12 and No. 17 adopted by the Israeli Accounting Standards Board, our financial statements will cease to be adjusted for inflation in Israel for periods beginning on or after January 1, 2004. The amounts included in our financial statements as of December 31, 2003 will serve as the starting point for nominal financial reporting beginning January 1, 2004. The adoption of Standard No. 12 could have material adverse effect on our results of operations. As a result of the adoption of these standards, our assets and shareholders equity will cease to be adjusted for inflation in Israel, while the repayment of interest and principal under most of our loans and all debentures will continue to be linked to the Israeli CPI as provided in our loan and debenture agreements. As a result, an increase in inflation would have the effect of increasing our financial expenses without any offsetting increase in our assets and revenues on our financial statements, leading to lower reported earnings and shareholders equity. The extent of this effect on our financial statement would be dependent on the rate of inflation in Israel.

Political conditions in Israel affect our operations and may limit our ability to sell our products.

          We and all of our subsidiaries are incorporated under Israeli law and our principal offices and operations are located in the State of Israel.  Political, economic, security and military conditions in Israel directly affect our operations.  Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying, from time to time, in intensity and degree, has led to security and economic problems for Israel.  We could be adversely affected by hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners, a significant increase in inflation, or a significant downturn in the economic or financial condition of Israel.

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

          All of our sales are made in Israel and a substantial majority of the goods that we sell are grown, manufactured or processed in Israel.  Consequently, our financial performance is dependent to a significant extent on the economy of Israel.  During the year 2001, 2002, and 2003, Israel’s Gross Domestic Product declined by 0.9%, 1% and 1%, respectively. The economic slowdown during these years adversely affected our financial performance. Initial reports indicate that the Israeli economy will grow by approximately 3% in 2004. We cannot be sure how any growth or decline in the Israeli economy will affect our financial performance.

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

It may be difficult to enforce a U.S. judgment against us and some of our officers and directors, to assert U.S. securities laws claims in Israel or serve process on our officers and directors.

          We are incorporated in Israel.  Most of our executive officers and directors are nonresidents of the United States, and substantially all of our assets and most of the assets of these persons are located outside the United States.  Therefore, it may be difficult to enforce a judgment obtained in the United States based upon the civil liabilities provisions of the U.S. federal securities laws against us or any of these non-residents of the United States or to effect service of process upon these persons in the United States.  Additionally, it may be difficult for you to enforce civil liabilities under U.S. federal securities laws in actions instituted in Israel.

ITEM 4.     INFORMATION ON THE COMPANY

          A.          History and Development of Blue Square.

          Blue Square-Israel Ltd. was incorporated in June 1988 as a company under the laws of the State of Israel.  Blue Square’s principal executive offices are located at 2 Hamal Street, Rosh Ha’ayin 48092, Israel and its telephone number is 972-3-928-2222.

          Effective January 1, 1996, we and our former controlling shareholder, the Co-Op, completed a reorganization of holdings, pursuant to which the Co-Op transferred to Blue Square in consideration for 29,789,000 of Blue Square’s ordinary shares, its then 67% interest in BSIP and other shareholdings and rights. In 1996, Blue Square completed its initial public offering and its ADSs were listed for trading on the New York Stock Exchange.  In November 2000, Blue Square’s ordinary shares were listed for trading on the Tel Aviv Stock Exchange.

          In June 2003, Bronfman – Alon acquired 78.1% of the outstanding shares of Blue Square from the Co-Op.  See “- Change in Control” below.  Bronfman-Alon currently owns approximately 77.60% of the outstanding shares following to the conversion by other investors of approximately NIS 9.5 million in principal amount of our 5.9% convertible debentures in April 2004. After the acquisition by Bronfman–Alon, these significant events have occurred:

•	The appointment of new directors to the Board of Directors to replace those who had resigned immediately following the acquisition by Bronfman-Alon of control of Blue Square;

•	The appointment of a new management team, including Mr. Gil Unger as our Chief Executive Officer and President and Mr. Emanual Avner as our Vice President and Chief Financial Officer of Blue Square;

•

The issuance of NIS 400 million in aggregate principal amount of unsecured 5.9% debentures with maturity dates of seven to eleven years, half of which were originally convertible into Blue Square ordinary shares at per share price of NIS 49.5.  This conversion ratio has been subsequently adjusted to a per share conversion price of NIS 35.184 as of June 15, 2004 for cash dividends distributed since August 2003 and is subject to further adjustment for cash dividends that may distributed from time to time. The debentures were rated “AA” by Maalot (an Israeli rating agency), so long as the limitations on the distribution of dividends are in accordance with the decisions of the Board of Directors (see Item 3. Key Information - Risk Factors.  “Restrictions on the payment of dividends may limit our ability to pay cash dividends on our ordinary shares”);

•

The payment of dividends from June 2003 to June 2004 totaling approximately $123 million, equal to approximately $3.20 per share (see Item 3. Key Information - Risk Factors.  “Restrictions on the payment of dividends may limit our ability to pay cash dividends on our ordinary shares”); and

•	The implementation of an efficiency plan, including the dismissal of approximately 20% of our headquarters staff (approximately 100 employees) and another 150 store employees.

Capital Expenditures

          A key component of our business strategy is the establishment and relocation of new stores, the remodeling of existing stores and the improvement of our distribution facilities.  During the three months ended March 31, 2004, we invested NIS 16.2 million, or $3.6 million in fixed and other assets. In 2003, we invested NIS 138.7 million, or $31.7 million in fixed and other assets, a 43% decrease from our 2002 investment of NIS 243.2 million, or $55.5 million. This decrease is primarily attributable to our continued strategy of leasing store sites with an option to renew the lease, rather than to purchase store sites and our opening of fewer stores than in 2002. Of our fixed asset investment in 2003, we invested NIS 27.2 million, or $6.2 million in land, leaseholds and buildings, as compared with NIS 110 million, or $25.1 million in 2002.  In 2001, we invested NIS 287.1 million, or $65.6 million in fixed and other assets.  As of December 31, 2003, we had entered into agreements for the purchase of real estate and equipment in an aggregate of NIS 49 million, or $11.2 million.

            For additional information pertaining to our principal capital expenditures and divestitures for the last three financial years and those of which are currently in progress, and the method of financing, see “Item 5.  Operating and Financial Review and Prospects–Liquidity and Capital Resources.”

          Due to our strategic plan to focus our business on supermarket goods, we made the following investments and divested the following interests in 2001:

•

In February 2001, Blue Square completed the sale to the Co-Op of Blue Square’s interest in the issued and outstanding share capital of Blue Square Furniture Ltd., which holds the franchise to sell furniture and accessories in Israel under the brand name IKEA, for $1.3 million.

•

In November 2001, BSIP sold its holdings (50%) in Regba Properties Ltd. and Regba Streets Ltd., which are engaged in the construction of a commercial center near Naharia, for approximately NIS 29.5 million or $6.3 million.

Change in Control

          On April 10, 2003, the District Court of Tel Aviv declared Bronfman-Alon as the winning bid of the tender for the sale of the holdings of Co-Op in Blue Square, in a court-supervised sale of the Co-Op’s 78.1% interest in Blue Square. In June 2003, Bronfman–Alon acquired the shares for the amount of NIS 1,337 million (the equivalent of $288.3 million on the date of the submission of the bid) plus interest to the date of purchase.

          As part of the agreement between the Co-Op and Bronfman-Alon pursuant to which Bronfman-Alon has agreed to acquire all of the shares in Blue Square owned by the Co-Op, Bronfman-Alon agreed that Blue Square will honor all existing collective agreements and arrangements with employees of Blue Square and to respect all rights of employees of Blue Square granted under applicable law.

          In addition, as part of the agreement between the Co-Op and Bronfman-Alon, Bronfman-Alon agreed to cause Blue Square to purchase, for a period of seven years, a directors’ and officers’ liability insurance policy (Contemplated Policy) for directors and officers of Blue Square and those who serve(d) as directors and officers of its subsidiaries on behalf of Blue Square.  The Contemplated Policy would cover such current and former directors and officers for actions or omissions that occurred during the seven-year period prior to the acquisition of the Blue Square shares by Bronfman-Alon from the Co-Op.  It was agreed that the maximum coverage of the Contemplated Policy will be in such amount as is customary for other companies comparable in size and business to us and whose shares are listed on the New York Stock Exchange, but in any event not less than $15 million per event and per twelve-month period.

          Bronfman-Alon also agreed that the letters of exemption and indemnification granted to directors and officers of Blue Square since September 2000 will not be challenged.

          For a description of the ownership in Bronfman-Alon, please see “Item 7.  Major Shareholders and Related Party Transactions – A. Major Shareholders”.

          B.          Business Overview.

General

          We are a leading food retailer in the State of Israel.  Through our supermarkets, we offer a wide range of food and beverages products and also housewares and cosmetics.  As of December 31, 2003, we owned and operated 161 supermarkets under the brand names Mega, Super Center, Super Center City, Shefa Shuk, Co-Op and other formats.

          Our activities are carried out via Blue Square and its consolidated subsidiaries, the largest of which is BSIP.  As of March 31, 2004, Blue Square owned 80.73% of the outstanding shares of BSIP, the balance of which were publicly held and traded on the Tel Aviv Stock Exchange.  BSIP and its direct and indirect subsidiaries, including Blue Square Chain (Hyper Hyper) Ltd., are the owners of 59 of our supermarkets.  The consolidated sales of BSIP and its subsidiaries in 2003 aggregated approximately 68.4% of our consolidated sales for that period.  As of March 31, 2004, the total consolidated assets of BSIP and its subsidiaries aggregated approximately NIS 1.3 billion, or $293.1 million, constituting approximately 40.1% of our total consolidated assets at that date.

          The following table sets forth the change in the number of our stores (net of store closures) and store space as of the dates indicated:

	No. of Stores	Store Space (square meters)

As of December 31, 1999	165	239,000
As of December 31, 2000	168	258,000
As of December 31, 2001	171	279,000
As of December 31, 2002	173	292,600
As of December 31, 2003	161	290,800

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

          We expect to begin the process of streamlining our store brands to just three – Mega, Super Center and Shefa Shuk – from our current seven, although such a process will likely take more than one year. In the “Mega” chain stores, which are located primarily outside the city centers, we offer the widest selection of food and household items at reduced prices.  In the “Super Center” chain stores, which are usually smaller than “Mega” stores and are located primarily in local neighborhoods and city centers, we offer a more limited selection of food and household items at competitive prices.  Our “Shefa Shuk” chain stores are hard discount stores with a selection of products specially oriented towards Israel’s growing ultra-orthodox population. As of December 31, 2003, we operated 29 Mega Stores, consisting of approximately 131,561 square meters space, 20 Super Center and 47 Super Center City stores, consisting of approximately 84,779 square meters space, and 10 Shefa Shuk stores, consisting of approximately 18,973 square meters space, and 42 Co-Op stores consisting of approximately 38,479.  Under the other store formats, we operated 13 stores, consisting of approximately 17,008 square meters space.

          We operate a “Buy & Bonus” frequent-buyer incentive program and a “Mega” frequent-buyer incentive program, which allow our customers to earn free gifts by earning points in any of our stores.  We offer the “Buy & Bonus” program in all of our stores (other than Mega stores) and our Mega program in all of our Mega stores to increase consumer traffic and encourage customers to patronize our stores.

Industry Overview

          We estimate that sales in Israel of supermarket goods totaled approximately NIS 36 to 37 billion, or $8.2 to $8.5 billion in 2003.  Precise data on sales of supermarket goods in Israel are not available.  In Israel, supermarket goods are sold in supermarkets, independent groceries and open-air markets. The supermarket retail chain market consists of three large chains: Super Sol, ClubMarket and us, as well as other smaller but developing chains.

          We estimate that significant growth opportunities for supermarkets in Israel remain as more households  increase purchasing of supermarket goods at supermarkets rather than smaller grocery stores and open-air markets.  We estimate that approximately 52% of the total sales of supermarket goods in Israel in 2003 were made by organized supermarket chains, a percentage that is considerably lower than the estimated market shares prevailing in Europe and the United States.  Accordingly, we believe that there is an opportunity for us to grow correspondingly with the general growth of the supermarket sector in Israel.

Our Supermarkets

          We operate several supermarket formats, tailoring store sizes and product ranges to meet the preferences of each format’s target customers. Our supermarket formats are among the most recognized in Israel. According to data published by the Israeli Central Bureau of Statistics, total retail sales of food, drinks and tobacco in Israel was approximately NIS 37 billion during the year 2002. According to this data, supermarket chains in Israel during 2002 accounted for approximately 50.4%, or the NIS 18.6 billion, of the retail sales of food, drinks and tobacco in Israel and our supermarkets accounted for approximately 30% of the retail sales of food, drinks and tobacco in Israel. We estimate that our market share of supermarkets chains in Israel during the year 2003 decreased to approximately 28%.

          See “Our Operations” for a description of our supermarket formats as of December 31, 2003.

Seasonality

          Our business is subject to fluctuations in quarterly sales and profits.  These fluctuations are primarily attributable to increased sales and higher operating income in the holiday seasons occurring in different quarters from year to year.  Thus, for example, increased sales attributable to Passover, which occurs in either March or April, may be realized in either the first or the second quarter, and sales attributable to the Jewish New Year, which occurs in either September or October, may be realized in our financial report in either the third or the fourth quarter.  However, the timing of the holidays does not affect our semiannual results.

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

Our Strategy

          Our strategy is to take advantage of our position as a leading food retailer in Israel, by expanding our market presence in existing retail food markets and by entering into new retail food markets.  To achieve this goal, we intend to pursue a number of operating and growth strategies, which include:

•	increasing our market share by opening additional store locations, improving and enlarging existing stores and closing underperforming stores;
•	exploring various alternatives to maximize the potential value of our real estate assets, including unused building rights;
•	streamlining our store brands to three – Mega, Super Center and Shefa Shuk;
•	differentiating our store brands and products from those of our competitors;
•	increasing operational efficiency; and
•	synergies with our affiliated entities, such as our procurement agreement with Dor Alon Operating Service Stations Ltd., in which we agreed to procure products for their convenience stores.

Competition

          The Israeli food retailing industry is highly competitive and is characterized by high turnover and narrow operating margins.  We compete with other supermarket chains, such as Super Sol and ClubMarket, independent grocers, open air markets, and other retailers selling supermarket goods.  Competitive pressures increase as the supermarket sector in Israel approaches higher saturation levels and will continue to increase in the event that our competitors expand their operations or new companies enter the market with hard discount formats.

          We and other major chains have expanded their own hard discount formats. In addition, a class of private supermarkets has expanded in selected areas. These private supermarkets have been able to capture a significant part of the sales from the major chains in their areas by using lower cost non-unionized labor and having lower operating costs and, in some cases, by operating on Saturdays and offering non-Kosher food.   Large supermarket chains in Israel, including us, are kosher and therefore do not offer non-kosher food or operate on Saturdays.  As a result, in 2003 these private supermarkets took market share from the major chains, contributing to an approximately 5% reduction in our revenues as compared to 2002.

Our Operations

          Our supermarket operations are conducted under a number of store formats, including Mega, Super Center, Super Center City, Shefa Shuk, Co-Op and other formats, which are among the most well-recognized retail names in Israel.    Our supermarkets offer a wide selection of supermarket goods.  The mix of products of each supermarket format varies to address the preferences of its target customers.  Many of our supermarkets offer specialty departments such as full service bakeries, delicatessens, fresh meat and prepared food departments; certain supermarkets also contain concession operations, which sell a variety of goods.  Sixteen of our supermarkets also include drugstores, which sell medications, prescription medicines, cosmetics, perfume and personal hygiene items.

          A portion of our stores operations is owned directly by Blue Square, and the other portion is owned by Blue Square’s subsidiary, BSIP and its subsidiaries.  The stores which are owned directly by Blue Square generally are less than 1,500 square meters, and the stores which are operated by BSIP and its subsidiaries generally are more than 1,500 square meters.

          The following table provides certain information regarding the Blue Square stores and the BSIP stores as of December 31, 2003:

	Blue Square Israel		BSIP		Total

Retail Format	Number of Stores	Store Space (square meters)	Number of Stores	Store Space (square meters)	Number of Stores	Store Space (square meters)

Mega(1)	1	7,000	28	124,561	29	131,561

Super Center(2)	6	8,804	14	30,312	20	39,116

Super Center City(3)	45	42,359	2	3,304	47	45,663

Co-Op(4)	39	35,238	3	3,241	42	38,479

Shefa Shuk(5)	4	5,190	6	13,783	10	18,973

Others(6)	7	3,857	6	13,151	13	17,008

Total	102	102,448	59	188,352	161	290,800

(1) Large stores (average size of 4,500 square meters), primarily located outside of city centers, offering a wide selection of food items and other departments at reduced prices.

(2) Medium size stores (generally over 1,500 square meters) primarily located in city centers and local neighborhoods offering a more limited selection of food and household items at competitive prices.

(3) 800–1500 square meters size stores, similar to Super Center but offering a more limited variety of items.

(4) Small and medium full service convenience stores.

(5) Hard discount supermarkets with a selection of products oriented to ultra-orthodox Jewish population.

(6) Including King Center and ZilVaZol.

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

          Through our distribution center, we can distribute products from suppliers,  manufacturers and importers, thus reducing prices and broadening the range of available products.  The distribution center is operated on a 40,000 square meter site.  At this site, we operate approximately 19,000 square meters as warehouse space.  We conduct the administration of the warehouses and distribution by means of a computerized system that consolidates orders from all the branches while giving consideration to inventory levels, store requests and company planning.

          We purchase products for our supermarkets from more than 1,100 suppliers, including manufacturers, importers and distributors.  Approximately 82% of our grocery items and 88% of our meat and fish are delivered directly by suppliers to some of our stores.  For certain other items, including 88% of fruits and vegetables, we provide distribution to our supermarkets through our distribution center.  For the year ended December 31, 2003, approximately 23.1% of our sales were of products distributed from the distribution center.

          We actively seek to diversify our suppliers.  However, we purchase most of our dairy, fresh produce and poultry products from Tnuva, an Israeli food cooperative, which holds a leading position in the domestic dairy and poultry markets.  In 2003, Tnuva’s products accounted for approximately 14.3% of all the products sold at our supermarkets.  In addition, Elite, which merged with Strauss, an Israeli food manufacturer, accounted in 2003 for approximately 10% of all products sold at our supermarkets, and the Osem group accounted for approximately 7.6% of all products sold at our supermarkets in 2003.   Because of our status as a leading food retailer in Israel and the fact that we maintain an excellent and long-standing relationship with Tnuva, Elite and Osem, we do not believe that there is a material risk of future stoppage of supply of products of these key suppliers.  However, we do not have a written contract with Tnuva,  Elite or Osem obligating them to supply products to us.  In addition, in recent years, there has been a process of consolidation among our suppliers.  As a result, our largest suppliers now account for a larger percentage of our product purchasers.  The ten largest suppliers for our supermarkets accounted for approximately 50% of our product purchases in 2003.  We do not believe that our supermarket business is dependent on any one supplier or group of suppliers and, in the past, we have not experienced any material problems in obtaining products of the quantity and type required.

Marketing

          We endeavor to create an awareness of our supermarkets as offering a combination of broad selection, high-quality service and competitive prices.  Our primary advertising outlets, in addition to point-of-sale marketing, are television, newspapers, radio, billboards and direct mail.    Store promotions are conducted, from time to time, in all our supermarkets, in specific chains or in individual stores.  These promotions include our Mega club, Buy & Bonus incentive program, price reductions, gifts, coupons or deferred payment terms.  We believe that Mega and Buy & Bonus are two of the leading customer clubs in Israel.   We have joint advertising and sales initiatives together with some of our suppliers.  The stores accept cash, checks, credit cards and gift certificates.  We provide extended payment terms for supermarket purchases.  During the High Holiday and Passover seasons, we run gift certificates programs, under which we issue and sell gift certificates to institutions, companies and individuals.  The gift certificates can be used in our stores as well as other stores with which we entered into collaboration agreements.

          From time to time, we also operate joint marketing promotions with our affiliate companies.

Government Regulation

          Our operation of supermarkets in Israel requires permits from municipal authorities, which are conditioned on the prior approval of various agencies, including the health and environment ministries, the police and fire departments.  If we are unable to obtain or maintain one or more required permits, we may be required to close one or more stores or to take other remedial action to obtain or maintain these permits. We are not currently aware of any impending closing of any of our stores due to lack of required permits.  See “Item 3. Key Information- Risk Factors- Failure to obtain or maintain permits required for our operations may adversely affect our operating results” for more information.

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

          A law effective October 1, 2001 requires stores to charge a deposit for drink containers of less than 1.5 liters and more than 0.1 liter and accept the return of empty containers for refund.  The Knesset, the Israeli parliament, is considering an amendment to this law which would require stores to also charge a deposit for drink containers of 1.5 liters and more and accept the return of empty containers for refund.  “See Item 3. Risk Factors – The proposed amendment to the Law of Deposits on Beverage Containers, 1999, would impose significant expenses and costs on us, which could have a material adverse effect on our results of operations.”  Blue Square is no longer a participant in the activities of a recycling corporation whose purpose is to set up and operate a mechanism to implement the provisions of the law.  We have commenced a lawsuit against the recycling corporation for the reimbursement of expenses that the recycling corporation was obligated to reimburse Blue Square under the agreement between the founders of the recycling corporation and the recycling corporation.  We have incurred expenses to allocate storage space for the empty containers and dedicate special cashiers for returning the deposits.  We have also incurred expenses for additional personnel and equipment, including equipment in some of our stores that enable consumers to automatically receive their deposits while bringing back the empty containers without the need for store personnel.  For information regarding a claim under the new law, See “Item 8. Financial information-Legal Proceedings”.

          Our business is subject to the jurisdiction of the Israeli Antitrust Authority.  In 2002, the director of the Antitrust Authority announced that the arrangements relating to the gift certificates issued by Blue Square and other supermarket chains apparently constitute a restrictive arrangement pursuant to the Israeli antitrust law.  At this stage, we cannot assess the impact of the aforementioned announcement on our business.  Following the announcement, we decided to cease issuing the gift certificates jointly with other supermarket chains and is presently issuing its own gift certificates.

          The Israeli Antitrust Authority may limit our ability to execute our strategy of expanding our market presence.  The Commissioner of the Israeli Antitrust Authority may limit our ability to acquire existing stores or enter into mergers to acquire existing stores.

          As a condition to its acceptance of certain of the trade practices of the Israeli credit card companies regarding the interchange commission (amount paid by one credit card company to another for clearing the charges made by customers of the paying credit card company), the Israeli Antitrust Authority has demanded that Israeli credit card companies narrow the interchange commission rates charged in respect of different retailers.  As a result, the commission that credit card companies charge us was increased substantially, and a one percent standard commission rate to all food establishments was set. This action of the Israeli Antitrust Authority is being challenged in the Israeli Court of Restrictive Trades by other retailers.  We cannot predict the outcome of this challenge.

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

          From April 2000 to May 2003, the Israeli Antitrust Authority conducted an investigation into alleged restrictive trade arrangements between major supermarkets chains in Israel and large suppliers. During the investigation, an inquiry was conducted in our offices and our former CEO and other senior officers were interrogated.

          On May 29, 2003, the Commissioner of the Israeli Antitrust Authority announced that it had concluded its investigation of the above issue. The Commissioner of the Israeli Antitrust Authority notified us that due to the findings, the Israeli Antitrust Authority is considering taking enforcement actions against those who had violated the law. In addition, the Commissioner publicized a document of direction, which contains his view of the legality of certain commercial conduct between the large supermarket chains (which consists of Super Sol, ClubMarket and us) and the large suppliers, which was exposed during the investigation.  The document of direction also contains the Commissioner’s proposal as to how the large supermarket chains and suppliers should conduct certain of their activities in the future.

          The main directions in the document of direction were the following:

•

Any decision as to the identity of the suppliers and the number of products of each supplier of any supermarket chain must be made independently by each chain without the involvement of the suppliers. A large supermarket chain may not receive any benefit from a supplier for reducing the total number of suppliers or for reducing the shelf space of products sold by competing suppliers.

•	Any decision by a supermarket chain whether to sell private label products or parallel import should be made independently by each supermarket chain without the involvement of the suppliers.
•	The document imposes certain limitations on arrangements by which dominant suppliers are provided allotments of display space greater than 50% in dominant products.
•	Independent category management may only be managed by the supermarket chains, and not by the suppliers, except under special permit.
•	Positioning of products will be done by the supermarket chain.
•	The document imposes limitations on the ability of suppliers to grant benefits to supermarket chains based on achieving certain sales targets.
•

The document imposes prohibitions on arrangements between suppliers and supermarket chain which require that a certain percentage of the supermarket chain’s sales of a product be manufactured by certain suppliers.

•	The document imposes prohibitions on arrangements between a supplier and a large supermarket that limit the ability of competing suppliers from offering competing promotions.
•	The document imposes prohibitions on the ability of a supplier to demand that any of its products have a particular sale price in a supermarket chain.
•

The document imposes prohibition on the ability of any large supermarket chain to demand that a supplier’s products have a particular sale price in a competitor’s store, including a prohibition on the ability of a supermarket chain to demand a retroactive discount from a supplier based on the sale price of the supplier’s products in a competing supermarket chain.

•	The document imposes certain limitations on the exchange of information between the supermarket chains and their suppliers.

          The major supermarket chains and large suppliers have provided their comments to the Commissioner’s document of direction, but as of June 15, 2004, the Commissioner of the Israeli Antitrust Authority had not responded to these comments or otherwise taken any measures against us or implemented the proposal.  If the Commissioner of the Israeli Antitrust Authority take any action against us and limit our ability to conduct business with our suppliers, our profits could be adversely affected.

          We are obligated to label prices on our products on the basis of two main laws: The Consumer Protection Law, 1981, and the Commodities and Services (Control) Law, 1957.  Contravention of these laws constitutes a criminal offense.  As a result, we expect to be charged in connection with discrepancies between the prices appearing on products, and the prices charged by the cash register at the point of sale. These discrepancies are the result of human error by personnel responsible for labeling our products. In any event, we are making our best efforts to minimize these errors, including directing store management, in situations where a discrepancy is found between the price on a product and the price appearing at the cash register, to charge the lower price.

          We are also obligated under these laws to advertise and conduct our business in a manner that is not misleading to our customers.  Our obligations include, among other things, ensuring that our advertised prices are the prices that are actually charged by the cash registers in our stores, and ensuring that our coupons may be used in our stores as advertised.

          C.          Organizational Structure

          We operate all of the supermarkets, including 102 of the supermarkets that are directly owned by Blue Square, and the remaining supermarkets which  are owned by its partially owned subsidiaries.  Stores owned by BSIP and its subsidiaries generated approximately 68.4% of our sales during 2003.  Each of BSIP and its subsidiaries has its own board of directors.  We appoint all or a majority of the board of directors of each of these companies and typically our appointee serves as the chairman of the board of directors of each company.  Although we appoint all or most of the board of directors of each company, each company’s board of directors has independent fiduciary obligations to all of its shareholders and to the company itself.  Blue Square is obligated to deal with its partially owned subsidiaries at “arm’s-length.”  Moreover, in the case of BSIP, which is publicly traded on the Tel Aviv Stock Exchange, the board of directors must include two external directors appointed under Israeli law.  These external directors must satisfy all the requirements of external directors under the Israeli Companies Law, 5759-1999, referred to as the Israeli Companies Law.

          Our largest subsidiary is BSIP, of which Blue Square owned approximately 80.73% of the outstanding shares as of December 31, 2003.  The balance of BSIP’s outstanding shares are publicly held and traded on the Tel Aviv Stock Exchange.  BSIP, in turn, owns all of the outstanding shares of Hyper Hyper, which, as indicated in the table set forth below, is the owner of our interests in a number of its other subsidiaries and affiliates.  Blue Square receives management fees from its subsidiaries, including BSIP and Hyper Hyper, as payment for the management and consulting services it provides to them for purchasing, marketing, finance, store development, budgets and control, accounting and financial reporting, taxation, law, internal auditing and data processing services.  For information concerning the flow of funds between Blue Square and its direct and indirect subsidiaries, see also “Item 5.  Operating and Financial Review and Prospects–Liquidity and Capital Resources.”

          Set forth below is a list of our material holdings as of June 15, 2004.  The company marked with an asterisk is not consolidated in our financial statements.

Company(1)	Operations	% Ownership Held by Blue Square

The Blue Square Chain Investments Properties Ltd.	Real estate and supermarkets	80.73%(2)
The Blue Square Chain (Hyper Hyper) Ltd.	Supermarkets	80.73%(3)
Radio Non Stop Ltd.*	Local radio station	28.98%(4)
Teco Ltd.	Plastic packaging materials	80.73%(3)

(1)	All companies are incorporated under Israeli law.

(2)	The remaining shares of BSIP are held by the public and traded on the Tel Aviv Stock Exchange.

(3)	BSIP’s wholly owned subsidiary.

(4)	Hyper Hyper holds its interest in this company through a wholly owned subsidiary, which holds a 35.8% equity interest in Radio Non-Stop Ltd. The remaining interests are held by unaffiliated entities.

          D.          Property, Plants and Equipment.

          As of December 31, 2003, we owned or leased approximately 475,600 square meters of space.   The following table provides certain details regarding the properties that we own and lease.

Properties	Number	Space (sq. meters)(1)

Total Existing Stores
Owned (including long term lease from [1]Israel Land Administration)	87	137,100
Leased under 5 years	31	65,500
Leased between 6-10 years	27	63,600
Leased over 10 years	16	24,600

	161	290,800

Stores in Development
Owned	3	5,000
Leased between 5-25 years	8	18,000

		23,000

Owned Offices (Rosh Ha’ayin, Givataim)	2	11,000
Owned Warehouses (Rishon Letzion, Kiriat Gat)	2	20,000
Leased Warehouses (Barkan, Ramla, Rosh Ha’ayin)	3	3,000

		34,000

Undeveloped Land (1)		90,000

Leased to Third Party (2)		15,500

Unutilized Properties		22,300

TOTAL		475,600

(1)	These figures do not include square meters for which we have building rights.

(2)	Including a 50% interest owned by Blue Square in a 17,000 square meter shopping mall in Jerusalem, in which we operate a 5,000 square meter store.

          In 2004, we plan to open approximately 7–8 additional supermarkets, totaling approximately 15,000-20,000 square meters of store space, in localities whose populations are currently under-served by supermarkets or in localities in which we do not have sufficient market presence.  During 2004, we also plan to close approximately 4 stores, totaling approximately 5,000 square meters of store space.  In addition, we plan to continue to remodel some of our supermarkets to give them a more “upscale” orientation, offering improved product selection and increased focus on customer service.  Remodeling typically includes the installation of new display fixtures, additional shelf space, specialty departments and checkout counters.  Our experience has been that supermarket remodeling, which is conducted in each store every eight to twelve years, usually improves sales per square meter.  We currently plan to spend more than NIS 100million, or $22.8 million on the acquisition and development of new supermarkets and the remodeling of our existing supermarkets through the end of 2004.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

          General

          The year 2003 saw a worsening of Israel’s economic environment, which impacted the food retailing industry.  As a result of the recession, we and other major chains continued our expansion into hard discount store formats.  In addition, recognizing the growing opportunity as a result of the recession, a class of private supermarkets expanded their presence in selected areas. These private supermarkets have been able to capture a significant part of the sales from the major chains in their areas by using lower cost non-unionized labor and having lower operating costs and, in some cases by operating on Saturdays and offering non-kosher food. Large supermarket chains in Israel, including us, are kosher and therefore do not offer non-kosher food or operate on Saturdays.  As a result of this competition and the recession, our revenues were down approximately 5% as compared to 2002.  The sales decline was most severe during the first quarter of the year, moderated during the second and third quarters, and in the fourth quarter sales were down just 0.5% as compared to the fourth quarter of 2002.

          As part of our strategy during 2003, we elected to close 17 underperforming stores to maintain our operating margin.

          Over the last few years, in order to lower our costs and meet the challenges posed by our competition, including private supermarkets, we have implemented an efficiency plan.  This plan has included among others, dismissal of employees and efforts to reduce our electricity and communications costs.  In 2003 and 2004, we dismissed approximately 20% of our headquarters staff (approximately 100 employees) as well as another 150 store employees. In 2004, we are taking steps to decrease our security and cleaning and laundry costs and reduce inventory shrinkage.

          In addition, we expect to begin the process of streamlining our store brands to just three – Mega, Super Center and Shefa Shuk - from our current seven, although such a process will likely take more than one year.  Although the investment required to carry out this program is likely to reduce our margins in the short term, we believe that we will be able to focus our marketing efforts more effectively with fewer store brands.

          Operating Results.

          The following table sets forth certain statement of income data as a percentage of sales for the periods indicated:

	Year Ended December 31,

	2001	2002	2003

	%	%	%
Sales	100.00	100.00	100.00
Gross profit	27.67	26.99	26.94
Selling, general and administrative expenses	22.24	22.97	23.02
Operating income	5.43	4.02	3.92
Taxes on income	1.85	0.77	0.16
Minority interest in subsidiaries, net	0.43	0.11	0.21
Net income (loss)	2.59	0.13	(0.14)

Year Ended December 31, 2003 compared with year ended December 31, 2002

          Sales.   Sales in 2003 were approximately NIS 5,171 million, or $1,181 million, a decrease of approximately 5% compared with sales of approximately NIS 5,444 million, or $1,243 million in 2002. This decrease in sales is primarily attributable to the recession in the Israeli economy in 2003, competition and the closing of underperforming stores. In 2003, same store sales decreased by 11.2% due to the opening of additional stores by our competitors and us, competition and a slowdown in general economic growth in the Israeli economy.

          Gross profit.   Gross profit in 2003 was approximately NIS 1,393 million, or $318 million, a decrease of 5.2% compared with gross profit of approximately NIS 1,470 million, or $336 million in 2002.   This decrease in gross profit is primarily attributable to the decrease in our sales.   As a percentage of sales, gross profit decreased to 26.9% in 2003 from 27.0% in 2002. This decrease is primarily attributable to the increased share of sales from our discount stores and to the increased competition in the food retail chains in Israel.  The reduction in gross profit was mitigated by the effect of the CPI on our opening inventory; the CPI decreased by 1.9% in 2003 as compared to an increase of 6.5% in 2002.  In general, a rise in the CPI erodes the gross profit.  From periods beginning or following January 2004, this effect will be disregarded as our financial statements will cease to be adjusted for inflation in Israel going forward in accordance with Israeli Accounting Standards No. 12 and No. 17.

          Operating and administrative expenses. Operating and administrative expenses in 2003 were approximately NIS 1,190 million, or $272 million, a decrease of 4.8% compared with operating and administrative expenses of approximately NIS 1,251 million, or $286 million in 2002. This decrease in expenses was primarily the result of our ongoing efforts to increase our operating efficiency, and a decrease in depreciation as a result of the write down of fixed assets at the end of 2002 offset by increases in credit card charges and electricity costs due to an increase in electricity rate charges.

          Operating income.   Operating income in 2003 was approximately NIS 202 million, or $46 million, a decrease of 7.5% compared with approximately NIS 219 million, or $50 million in 2002.   As a percentage of sales, operating income in 2003 was 3.9% compared with 4% in 2002.   This decrease in operating income is primarily attributable to the decrease in sales and gross profit.

          Financial income (expense), net.   Financial expenses, net in 2003 was approximately NIS 48.8 million, or $11 million, compared with financial income, net of approximately NIS 15.9 million, or $3.6 million in 2002.   The majority of this increase in financial expense, net is attributable to the substantial difference in the CPI for the two years: during 2003 the CPI declined by 1.9%, resulting in an appreciation of our net monetary unlinked liabilities leading to an increase in financial expenses, while in 2002 it increased by 6.5%, resulting in financial income. In addition the increase also reflects our issuance of debenture and payment of dividends during the year. The effect of any change in the CPI will be disregarded in future periods as our financial statements will cease to be adjusted for inflation in Israel in accordance with Israeli Accounting Standards No. 12 and No. 17.

          Other expenses, net.   Other expenses, net in 2003 were approximately NIS 137 million, or $31.3 million, compared with other expenses, net of approximately NIS 174 million, or $40 million in 2002.  The 2003 charges consisted primarily of the following:

•	a provision of approximately NIS 26 million in respect of the dismissal of approximately 250 employees as described above

•	a provision of NIS 41.6 million in respect of impairment of fixed assets and the planned closure of unprofitable stores

•

a one-time expense of NIS 63.9 million recorded in the second quarter related to agreements reached between Blue Square and its employees after the change in Blue Square’s control, according to which Blue Square’s employees are entitled to receive certain bonuses and additional future benefits.

          Taxes on income.   Taxes on income in 2003 were NIS 8.4 million, or $1.9 million, a decrease of 80% compared with approximately NIS 42.1 million, or $9.6 million in 2002.   As a percentage of income before taxes on income, taxes on income decreased to approximately 73.4% in 2003, compared with 75.6% in 2002.   This high effective tax rate is primarily attributable to an increase in taxes resulting from nondeductible expenses.

          Minority interest in subsidiaries, net.   Minority interest in subsidiaries, net in 2003 was approximately NIS 10.9 million, or $2.5 million, an increase of 82% compared with approximately NIS 6.0 million, or $1.4 million in 2002.   This increase in minority interest in subsidiaries, net is primarily attributable to the increase in the net income of BSIP in 2003.

          Net income (loss).   Net loss in 2003 was approximately NIS 7 million, or  $1.6 million, compared with a net income of approximately NIS 7.2 million, or  $1.6 million in 2002.

Year Ended December 31, 2002 compared with year ended December 31, 2001

          Sales.   Sales in 2002 were approximately NIS 5,444 million, or $1,243 million, a decrease of 6.6% compared with sales of approximately NIS 5,828 million, or $1,331 million in 2001. This decrease in sales is primarily attributable to the recession in the Israeli economy in 2002. In 2002, same store sales decreased by 11.2% due to the opening and the timing of the opening of additional stores by our competitors and us, and a slowdown in general economic growth in the Israeli economy.

          Gross profit.   Gross profit in 2002 was approximately NIS 1,470 million, or $336 million, a decrease of 8.9% compared with gross profit of approximately NIS 1,613 million, or $368 million in 2001.   This decrease in gross profit is primarily attributable to the decrease in our sales and the substantial increase in the CPI in 2002.   As a percentage of sales, gross profit decreased to 27% in 2002 from 27.7% in 2001. This decrease is primarily attributable to the increased share of discount stores and to the increased competition in the food retail chains in Israel.

          Operating and administrative expenses. Operating and administrative expenses in 2002 were approximately NIS 1,251 million, or $286 million, a decrease of 3.5% compared with operating and administrative expenses of approximately NIS 1,296 million, or $296 million in 2001. This decrease in expenses was primarily the result of our ongoing efforts to increase our operating efficiency, and was despite the sharp increase in expenses for security, electricity and credit card charges for commission. As a percentage of sales, operating and administrative expenses amounted to 23% in 2002 compared with 22.2% in 2001.

          Operating income.   Operating income in 2002 was approximately NIS 219 million, or $50 million, a decrease of 31% compared with approximately NIS 317 million, or $72.4 million in 2001.   As a percentage of sales, operating income in 2002 was 4% compared with 5.4% in 2001.   This decrease in operating income is primarily attributable to the decrease in sales and gross profit, and to the increased competition in the food retail chains in Israel.

          Financial income (expense), net.   Financial income, net in 2002 was approximately NIS 15.9 million, or $3.6 million, compared with financial expense, net of approximately NIS 13.1 million, or $3 million in 2001.   This decrease in financial expense, net is primarily attributable to the following:  changes in Israel’s CPI, which increased by 6.5% in 2002 compared with 1.4% in 2001; since our financial statements are adjusted for inflation according to Israeli GAAP, our net unlinked monetary liabilities appreciate as a result of a decrease in the CPI and depreciate as a result of an increase in the CPI.   In 2002, the CPI increased by 6.5%, resulting in a depreciation of our net monetary unlinked liabilities and generating financial income.   However, in 2001, the CPI increased only by 1.4% and as a result, the financial income was lower.

          Other income (expenses), net.   Other expenses, net in 2002 were approximately NIS 174 million, or $39.7 million, compared with other expenses, net of approximately NIS 18.1 million, or $4.1 million in 2001.   This change is primarily attributable to the impairment losses in respect of fixed assets due to the per initial implementation of Accounting Standard No. 15, “Impairment of Assets”, and includes an expense of NIS 11 million, or $2.5 million, in connection with a final settlement of an arbitration dispute with the Co-Op regarding our obligation to pay social benefits to employees.  For further information, please see notes 2n, 7b and 18c to the financial statements.

          Taxes on income.   Taxes on income in 2002 were approximately NIS 42.0 million, or $9.6 million, a decrease of 61% compared with approximately NIS 107.8 million, or $24.6 million.   As a percentage of income before taxes on income, taxes on income increased to approximately 75.6% in 2002, compared with 38.4% in 2001. This increase is primarily attributable to an increase in taxes resulting from nondeductible impairment losses in respect of fixed assets due to the initial implementation of Accounting Standard No. 15, “Impairment of Assets”.

          Minority interest in subsidiaries, net.   Minority interest in subsidiaries, net in 2002 was approximately NIS 6.0 million, or $1.4 million, a decrease of 76.3% compared with approximately NIS 25.1 million, or $5.7 million in 2001.   This decrease in minority interest in subsidiaries, net is primarily attributable to the decrease in the net income of BSIP in 2002.

          Net income.   Net income in 2002 was approximately NIS 7.2 million, or  $1.6 million, a decrease of 95.2% compared with approximately NIS 150.8 million, or  $34.4  million in 2001 principally due to the initial implementation of Accounting Standard No. 15, as described above . As a percentage of sales, net income decreased to 0.1% in 2002 compared with 2.6% in 2001.

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

          The following table sets forth certain quarterly information:

	Net sales		Operating income

	Adjusted NIS	Percentage of Full Year	Adjusted NIS	Percentage of Full Year

	(In thousands)		(In thousands)
2003
First quarter	1,192,691	23.07%	31,227	15.41%
Second quarter	1,342,792	25.97%	50,506	24.92%
Third quarter	1,339,060	25.90%	56,466	27.86%
Fourth quarter	1,295,967	25.06%	64,475	31.81%

2002
First quarter	1,407,846	25.86%	69,691	31.82%
Second quarter	1,360,993	25.00%	49,245	22.48%
Third quarter	1,373,798	25.23%	54,843	25.04%
Fourth quarter	1,301,669	23.91%	45,237	20.66%

Exchange Rates

          At December 31, 2003, the representative rate of exchange of the NIS to the dollar, as published by the Bank of Israel, was NIS 4.379 = $1.00. At June 15, 2004, the representative rate of exchange of the NIS to the dollar, as published by the Bank of Israel, was NIS 4.528 = $1.00. The table below sets forth, for the periods and dates indicated, certain information concerning the representative exchange rate of the NIS to the dollar, as published by the Bank of Israel for the years ended December 31, 1999 through 2003:

Year Ended December 31,	Period End	Average Rate(1)	High	Low

		(NIS per $1.00)
1999	4.15	4.14	4.29	4.01
2000	4.04	4.08	4.20	3.97
2001	4.42	4.21	4.42	4.07
2002	4.74	4.74	4.99	4.44
2003	4.38	4.55	4.92	4.28

(1)  The average of the daily exchange rates in each year.

          The following table sets forth certain information concerning the representative exchange rate of the NIS to the dollar, as published for the months January through May, 2004.

Month	Period End	Average Rate(1)	High	Low

		(NIS per $1.00)

January	4.48	4.42	4.48	4.37
February	4.49	4.47	4.49	4.43
March	4.53	4.50	4.54	4.48
April	4.59	4.55	4.60	4.52
May	4.56	4.60	4.63	4.56

(1) The average of the daily exchange rates.

Impact of Inflation and Currency Fluctuations

          Inflation in Israel increases our expenses, which, because of competitive pressures, are generally not offset, fully or as quickly, by increases in our selling prices and revenues.  In addition, any devaluation of the NIS against various non-Israeli currencies in which we or our suppliers pay for imported goods, has the effect of increasing the NIS cost of these goods.  The periodic adjustment of all NIS amounts set forth in our historical financial statements to reflect changes in the CPI serves to minimize the impact of inflation on any period-to-period comparison of our financial statements.  Beginning January 1, 2004, our financial statements will cease to be adjusted for inflation in accordance with Israeli Accounting Standards No. 12 and No. 17 adopted by the Israeli Accounting Standards Board.

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

Political Conditions

          We and all of our subsidiaries are incorporated under Israeli law and our principal offices and operations are located in the State of Israel.  Political, economic, security and military conditions in Israel directly affect our operations.  Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying from time to time, in intensity and degree, has led to security and economic problems for Israel.  Israel signed a peace treaty with Egypt in 1979 and a peace treaty with Jordan in 1994. Israel has not entered into any peace agreement with Syria and Lebanon.  Since October 2000, hostilities between Israel and the Palestinians, including the Palestinian Authority, have substantially increased.  These hostilities include terrorist acts in Israel and military operations in the West Bank and Gaza.  Those hostilities had a negative effect on the Israeli economy, the future effect of the continuance of these hostilities on the Israeli economy and our operations is unclear.

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

          All male adult citizens and permanent residents of Israel under the age of 48 are, unless exempt, obligated to perform up to 36 days of military reserve duty annually.  Additionally, these residents are subject to being called to active duty at any time under emergency circumstances.  Many of our officers and employees are currently obligated to perform annual reserve duty and are subject to being called to active duty at any time under emergency circumstances.  While we have operated effectively under these requirements since we began operations, we cannot assess the full impact of these requirements on our workforce or business if conditions should change, and we cannot predict the effect on us of any expansion or reduction of these obligations.

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

          All of our sales are made in Israel and a substantial majority of the goods that we sell are grown, manufactured or processed in Israel.  Consequently, our financial performance is dependent to a significant extent on the economy of Israel.  During the year 2000, Israel’s Gross Domestic Product rose by 7.5% while during the years 2001 and 2002 it declined by 0.9% and 0.8%, respectively, and in 2003 rose by 1.2%.  Initial reports indicate that the Israeli economy will grow by approximately 3% in 2004.   We cannot be sure how any growth or decline in the Israeli economy will affect our financial performance.

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

          In addition, Israel, the EU, known as the European Union, and the European Free Trade Association have a free trade agreement.  In recent years, Israel has established commercial and trade relations with a number of other nations, including China, India, Russia, Turkey and other nations in Eastern Europe and Asia.

Corporate Tax Rate

          We are subject to income tax in Israel at the rate of 36% of taxable income.

          For further tax information, see “Item 10.  Additional Information-Taxation-Israeli Tax Considerations.”

Critical Accounting Estimates

          We prepare our consolidated financial statements in conformity with accounting principles generally accepted in Israel and include reconciliation to accounting principles generally accepted in the United States. In preparing our financial statements, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. To fully understand and evaluate our reported financial results, we believe it is important to understand the following estimates and judgments we use in applying our accounting policies:

       Impairment of Assets

          Effective December 31, 2002, we apply Accounting Standard No. 15, “Impairment of Assets”. The Standard prescribes the accounting treatment and disclosure for impairment of assets. The Standard applies to all assets appearing in the balance sheet other than: (1) inventories, (2) assets arising from construction contracts, (3) assets arising from employee benefits, (4) deferred tax assets and (5) financial assets (except investments in investee companies that are not subsidiaries).  According to the new Standard, if there is any indication that an asset may be impaired, we determine if there has been an impairment of the asset by comparing the carrying amount of the asset to its recoverable amount. If it is not possible to estimate the recoverable amount of the individual asset, we determine the recoverable amount of the cash generating unit (i.e., the smallest identifiable group of assets that independently generates cash inflows from continuing use) to which the asset belongs.  Recoverable amount is defined as the higher of an asset’s selling price and its value in use. Value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life.  If the carrying amount of an asset in the balance sheet exceeds its recoverable amount, an impairment loss should be recognized in the amount by which the carrying amount of the asset exceeds its recoverable amount. An impairment loss previously recognized should be reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the impairment loss was recognized.

          We evaluate impairment separately for each store or other cash-generating unit. In evaluating impairment, we consider corporate assets relating to the stores or other cash-generating units as well as indirect costs that are directly attributable, or that can be reasonably allocated, to the cash-generating units.

          In determining the value in use of an asset, we use best available estimates as to the conditions that will prevail during the remaining useful life of the asset and as to the current condition of the asset. The current discount rate used by us is 8%.  We rely on external experts to determine the appropriate discount rate.  In determining the net selling price of an asset, management relies on estimates of internal and external experts.

          The results of impairment tests are subject to management’s estimates and assumptions of projected cash flows, operating results and the discount rate to be used in discounting projected cash flows. We estimate future cash flows based on our experience and knowledge of the market in which the stores are located as well as on external experts. However, these estimates project cash flow several years into the future and are affected by variable factors such as inflation, the strength of the real estate markets and economic conditions. A change in assumptions or market conditions could result in a change in estimated future discounted cash flows and the likelihood of materially different reported results.

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

       Rebates from suppliers

          Rebates due from suppliers for which we have no obligation to meet specified purchasing targets are recorded in the financial statements as purchases from these suppliers are made.

          We are also entitled to certain rebates upon meeting specified purchasing targets, such as the fulfillment of a minimum annual purchase quota (in quantitative or monetary amounts), or an increase in purchases in comparison with purchases made in previous periods. The rebates are recognized in the financial statements as earned based on a systematic calculation of the extent to which we have reached the target, provided it is probable that the final target will be met and the total rebate can be reliably estimated. Estimates as to whether the final target will be met are based, among others, on past experience, our relationship with the supplier, and the amount of the anticipated purchases for the remaining period. The effect of our estimate is more significant on our quarterly financial statements. At year-end upon achievement of final targets, we adjust the interim estimates according to the actual results of the targets.

       Inventory

          We value our inventories using the first-in, first-out (“FIFO”) method for all of our stores, except in our logistics center where we value our inventories based on moving average.

          We provide for estimated inventory losses (shrinkage) between physical inventory counts on the basis of percentage of sales.  The provision is adjusted annually to reflect the historical trend of the actual physical inventory count results on a store-by-store basis.  Historically, shrinkage has not been volatile.

          We reduce the value of our inventory annually on a percentage basis based on the rebates that we receive from our suppliers.

       Unutilized Sick Leaves

          We record as an expense in the financial statements our employee’s unutilized sick leaves.  These expenses are recorded in the financial statements based on estimates that we receive from an external actuary, who makes estimates based on variety of factors, including retirement age and interest rates.

Critical Accounting Policies

          To fully understand and evaluate our reported financial results, we believe it is important to understand the following accounting policies:

       Goodwill

          Goodwill, under Israeli GAAP, is presented at cost and is amortized over the estimated period of benefit of 10 and 20 years (mainly 20 years). We amortized the goodwill generated from the acquisition of our subsidiary, BSIP, for a period of 20 years for the following reasons:

1.	The operations of BSIP have been in existence for over 20 years and BSIP has developed a reputation as a leading company in the operation of supermarket chains in Israel.

2.	Supermarket chains in Israel have a growth potential as a result of the development of the consumer market in Israel.

3.	Usually, the market value of BSIP, according to its share market price, indicates goodwill amount greater than the book value of its recorded goodwill.

          Goodwill is reviewed for impairment when circumstances indicate the possibility that impairment exists.

          Under U.S. GAAP (SFAS 142 - “Goodwill and other intangible assets”), goodwill was amortized until December 31, 2001, on a straight-line basis over the estimated period of benefit and thereafter is no longer amortized. Goodwill is to be tested for impairment on adoption of SFAS 142 and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired. Goodwill is tested for impairment on the reporting unit level.  Fair value of the reporting unit is determined by us based on market capitalization of the reporting unit.

          Recently issued accounting pronouncements in Israel

          In 2001, the Israeli Accounting Standards Board issued Accounting Standard No. 12, “Cessation of Adjustment of Financial Statements”.  Under the provisions of this Standard, financial statements will cease to be adjusted for the effect of changes in the general purchasing power of the Israeli currency. As a result of the issuance of Accounting Standard No. 17 in December 2002, implementation of Accounting Standard No. 12 has been deferred until periods commencing after December 31 2003. Until December 31, 2003, we prepare adjusted financial statements in accordance with the provisions of Opinion No. 36 of the Institute of Certified Public Accountants in Israel.  The adjusted amounts in the financial statements as of December 31, 2003, will serve as the basis for nominal financial reporting as of January 1, 2004.

          The adoption of Standard No. 12 could have an adverse effect on the results of our operations. The extent of the effect is dependent on the rate of inflation and the composition of the assets and sources of our financing.  The major ramification will be reflected in the long-term liability.  As of March 31, 2004, we had approximately NIS 682 million of liabilities linked to the CPI. Based on this amount of liabilities, any 1% increase in the CPI would reflect approximately NIS 6.8 million of financial expenses in our financial reports with respect to these liabilities.

Liquidity and Capital Resources.

          Sources and Uses of Cash

          Our principal source of liquidity is the cash generated by our operations.  Both Blue Square and its partially owned subsidiaries have generally generated sufficient cash from their operations to satisfy their respective operating requirements.  Thus, at the operating level, there have generally been few, if any, requirements for cash flow from Blue Square to its subsidiaries or from these subsidiaries to Blue Square, except for cash payable to Blue Square under management and other agreements.  The available cash resources of BSIP and its subsidiaries have historically been used, and are expected to continue to be used, to finance the expansion of these companies.

          Cash generated by operations was approximately NIS 259 million, or  $59.1 million, in 2003, a decrease of 11% compared with approximately NIS 291 million, or $66.5 million, in 2002, which, in turn, represented an decrease of 9.6% compared with approximately NIS 322 million or $73.5 million, in 2001.  This decrease was mainly the result of the recession in the Israeli economy and the competition from low-priced private supermarkets.   In 2003, approximately 36.8% of our sales were paid for with cash and cash equivalents at the point-of-sale, approximately 62.1% of sales were paid for with credit cards and approximately 1.1% of sales were paid for with other short-term credit arrangements.

          During 2003, the average time period within which our accounts receivable are paid was 30 days.  By contrast, as of such date the average time period for payment of our accounts payable was 57 days.  Accordingly, increased capital resources are not required to support an increase in our receivables or inventories because we generally sell our products before we pay our suppliers.  Inasmuch as we can anticipate, with relative certainty, that we will receive a substantial in-flow of cash when payments are made to us by credit card companies at the beginning of the month following the month in which the related credit card purchases were made, we often permit our cash balance to become negative by the end of each month.

          Other sources of liquidity are long-term and short-term borrowing from banks.  During 2003, we received long-term borrowings of NIS 109.6 million, or $25.0 million.  During 2003, we repaid NIS 203.4 or $46.5 million in long-term borrowings and NIS 86 million or $19.6 million in short-term borrowings.  In the first quarter of 2004, we received a long term loan in the amount of NIS 100 million, half of which bears interest at a rate of 5.4% linked to the CPI, and other half of which is at a variable unlinked rate based on prime.  In addition, during 2003, we issued NIS 400 million in aggregate principal amount of unsecured 5.9% convertible and nonconvertible debentures with maturity dates of seven to eleven years.

          In 2003 and until June 2004, we paid three dividends totaling approximately $123 million, equal to approximately $3.20 per share.

          In May 2004, BSIP paid a dividend totaling NIS 400 million, approximately NIS 320 million of which was distributed to Blue Square, and approximately NIS 80 million was distributed to other shareholders.

          In April 2004, BSIP also received a loan in the amount of NIS 100 million.

          In March 2000, Blue Square sold all of its holdings in Home Centers to Bilu Enterprise (H.C.) Ltd. for $24.7 million and recorded a capital gain before income tax of approximately NIS 34.14 million, or $7.4 million.

          In April 2001, we received proceeds of $1.3 million from the sale of our interests in IKEA.  In December 2001, we sold all of our holdings (50%) in Regba Properties Ltd. and Regba Streets Ltd., which are engaged in the construction of a commercial center, for approximately NIS 29.5 million or $6.3 million. The consideration was received in 2002.

          In recent years, we funded our renovation, remodeling and expansion programs primarily from cash generated by our operations and from long and short term loans from banks.  During 2003, we invested approximately NIS 139 million, or  $31.7 million in fixed and other assets, in the development of new stores and in existing store renovation and remodeling, a decrease of 43% compared with approximately NIS 243 million, or  $55.5 million during 2002 which, in turn, represents a decrease of 15.3% compared with approximately NIS 287 million, or $65.5 million during 2001.  This decrease is primarily attributable to our continued strategy of leasing store sites with option to renew the leases other than to purchase store sites and our opening of fewer stores than in 2002. We currently plan to spend in excess of NIS 100 million, or $22.8 million for the development or acquisition of new supermarkets and consolidation of our retail formats and the renovation and remodeling of our existing supermarkets through the end of 2004.  We intend to finance our store development, renovation, modeling, expansion and acquisitions mainly from cash generated by our operations and from borrowing from bank and financial institutions.

          The following table sets forth certain information concerning our obligations and commitments to make future payments under contracts, such as debt and lease agreements:

       Contractual Obligations

	December 31, 2003
	Expected Maturity (NIS in thousands)

	2004	2005	2006	2007	2008	From 2009 and thereafter	Total

Long term loans from banks	173,148	115,279	156,678	14,127			459,232

Debentures (1)	-	-	-	-	-	200,000	200,000
Convertible Debentures (2)	-	-	-	66,666	-	133,334	200,000
Non-cancelable Long term leases	104,591	99,953	94,830	88,866	75,289	332,605	796,134

Total contractual cash obligations	277,739	215,232	318,177	169,659	141,956	532,606	1,655,366

(1)

The principal is repayable in three equal annual installments on August 5 of each of the years 2012 to 2014.  Notwithstanding the above, on August 5 of each of the years 2006, 2008 and 2010, the holders of the debentures will be entitled to early redemption of the principal provided that on each of the said dates, we will not repay more than one third of the par value of the debentures outstanding as of that date.

(2)	The principal is repayable in three equal annual installments on August 5 of each of the years 2007, 2009, and 2011.

          As of December 31, 2003, Blue Square had entered into agreements for the purchase of real estate and equipment in the aggregate amount of approximately NIS 49 million, or $11.2 million.

          Dividends

          From January 2004 to June 15 2004, Blue Square distributed to its shareholders a dividend of $1.48 per share in an aggregate amount of NIS 252 million or $55.7 million.

          During 2003 Blue Square distributed to its shareholders a dividend of $1.72 per share in aggregate amount of NIS 295 million or $67.3 million.

          During 2002, Blue Square distributed to its shareholders a dividend of $0.72 per share in an aggregate amount of NIS 128 million, or $29.2 million.

          During 2001, Blue Square distributed to its shareholders a dividend of $0.31 per share in an aggregate amount of approximately NIS 51.9 million, or $11.9 million.

          Our Board of Directors has resolved that we will not distribute dividends in any quarter if the ratio of our financial obligations (as defined by Maalot, an Israeli rating agency) to EBITDA for any quarter exceeds 3.5 until June 30, 2006 or exceeds 3.0 thereafter.  Our Board also resolved that we will not distribute dividends in any quarter from August 1, 2003 until October 5, 2014 if the ratio of the cost of unencumbered fixed assets as set forth on our financial statements (following depreciation) to financial obligations (as defined by Maalot) for a quarter is below 120%.

          Short-Term Credit from Banks

          The following table sets forth the principal terms of our short-term credit from banks and others:

	December 31

	2002	2003
	NIS in thousands

Short- term credit from banks-
Unlinked (1)	125,411	(*)6,653

Linked to the Yen(2)	-	32,720
Current maturities of long-term liabilities:
Loans	185,013	(*)173,148
Debentures	8,000	-

	318,424	212,521

(1)	The balance as of December 31, 2003 bears variable interest at a weighted average annual rate of 9.6%.

(2)	The loan bears an annual interest rate of 0.8%.

(*)

Current maturities include an amount of approximately NIS 7.2 million, in respect of long-term loans received by a proportionately consolidated company from banks and in respect of which the proportionately consolidated company did not meet the financial covenants as of December 31, 2003. Accordingly, for reasons of prudence, the abovementioned loans were classified as current maturities. Non-fulfillment of the financial covenants relates also to short-term credit received by the proportionately consolidated company in the amount of NIS 4.6 million.

          Long-Term Loans from Banks

          The following table sets forth the principal terms of our long-term loans from banks:

	December 31		Annual Interest Rate %

	2002	2003
	NIS in thousands

Linked to the Israeli CPI	271,714	241,734	4.9(1)
Unlinked (2)	268,619	217,498

	540,333	459,232

Less- current maturities	185,013	173,148

	355,320	286,084

          (1) Average fixed rate as of December 31, 2003

           (2) As of December 31, 2003, includes NIS 107 million at variables interest (average annual rate as of December 31, 2003- 6.7%). The balance of NIS 110 million is at a fixed annual interest rate of 7.4%.

          Debentures

          The following table summarizes our outstanding debentures in 2002 and 2003:

	December 31,

	2002	2003

	Adjusted NIS in thousands

Debentures (Series A)	-	200,000
Debentures issued by subsidiary	8,000	-

	8,000	200,000
Less - current maturities	8,000	-

	-	200,000

Convertible debentures (Series B)	-	200,000

          In August 2003, we issued to institutional investors NIS 400 million in aggregate principal amount of unsecured 5.9% debentures, half of which (Series B) are currently convertible into our ordinary shares.  All the debentures are linked (principal and interest) to the Israeli CPI, but in the event the Israeli CPI is less than the base index (index known at date of issuance), the amount of the debentures will not be adjusted below the base index.

               Series A Debentures

          The principal of the Series A Debentures is repayable in three equal annual installments on August 5 of each of the years 2012 to 2014, and the interest is payable semiannually.  Notwithstanding the above, on August 5 of each of the years 2006, 2008 and 2010, the holders of the Series A Debentures will be entitled to early redemption of the principal provided that on each of such dates we do not repay more than one third of the par value of the Series A Debentures outstanding as of that date.

               Series B Debentures

          The principal of the Series B Debentures is repayable in three equal annual installments on August 5 of each of the years 2007, 2009 and 2011, and the interest is payable semiannually.  The Series B Debentures are convertible into our ordinary shares at a conversion ratio that is subject to adjustment in the event of distribution of bonus shares and cash dividends and the issuance of rights.  As of December 31, 2003 each NIS 41.8 par value of debentures was convertible to one ordinary share of 1 NIS par value. This conversion ratio is after adjustment for cash dividends distributed from the date of issuance of the Series B Debentures until December 31, 2003. Subsequent to December 31, 2003, we declared an additional dividend, which further reduced the conversion ratio such that each NIS 35.184 par value of debentures are convertible to one Ordinary shares of 1 NIS par value as of June 15, 2004.

               Other terms of the Series A and Series B  Debentures

          The terms of the debentures (Series A and Series B) provide that in the event that our ordinary shares are delisted from trading on the TASE, and/or in the event that our ordinary shares are no longer held by the public and/or in the event that Maalot reduces our rating to BBB or lower, then within three months from one of the abovementioned events we, subject to the then prevailing law, will offer to acquire the debentures at a price equivalent to the price of debentures of the same type reflecting a return of 2.5% in excess of the return on Israeli Government debentures with an average life similar to the remaining average life of the debentures of that series as of the date of the offer, but in no event will the price exceed the adjusted carrying value of the debentures of that series.

          In addition, our rating from Maalot may be adversely affected by a change in the resolutions of our Board described under “- Dividends” above.

          For additional information on charges pertaining to the collateralized long-term loans, see note 12b to our consolidated financial statements.

Commitments for Capital Expenditures

          As of December 31, 2003, we had entered into agreements for the purchase of real estate and equipment in the total amount of NIS 49 million, or $11.2 million.  We intend to finance the purchase of this real estate and equipment from cash generated by our operations and from borrowings from banks and financial institutions.

C. Research and Development, Patents and Licenses.

          Not applicable.

D. Trend Information.

          In recent years, we have divested interest in businesses that are unrelated to the food and supermarket goods industry.  Accordingly we disposed of most of our businesses in other retail areas.

          We estimate that growth opportunities for supermarkets in Israel remain as more households increase purchasing of supermarket goods at supermarkets rather than smaller grocery stores and open-air markets.  We estimate that approximately 52% of the total sales of supermarket goods in Israel in 2003 were made by organized supermarket chains, a percentage that is considerably lower than the estimated market shares prevailing in Europe and the United States.  Accordingly, we believe that there is an opportunity for us to grow correspondingly with the general growth of the supermarket sector in Israel.

          The food retailing industry has been subject to increased competition in recent years.  Smaller chains have merged or been acquired.  In addition, as a result of the recession, we and other major chains have continued our expansion into hard discount store formats. Also, a new class of very low-priced private supermarkets have expanded their presence in selected areas.   The increased competition has led to increased downward pressure on prices.  As a result of the change in the  business environment and these developments, we relocated some of our stores and closed 17 underperforming stores in 2003.  However, we opened five new stores to compete in selective areas in which we did not believe we had sufficient market presence.

          In order to compete effectively in the food retailing market, we believe we must identify new store locations and opportunities to expand and improve existing store locations.  However, sales in new stores or in expanded or improved existing stores may increase at the expense of sales in other existing stores of ours due to geographical proximity.  As the supermarket industry grows, the likelihood that sales of one store will adversely affect the sales of a nearby store increases.

          During previous years, we continued our adjustment to meet the needs of a more price-sensitive customers.  As a result, we have  emphasized our Mega supermarket format, a chain of discount stores.  During 2003, we converted 8 supermarkets of other formats to Megas and opened 4 new Mega stores.  During 2003, we expanded a new supermarket chain called “Shefa Shuk”. Shefa Shuk stores are hard discount stores with a selection of products specially oriented towards Israel’s growing ultra-orthodox population. From February 2003 until May 2004, we converted 16 Super Center and King Center and Shefa Mehadrin supermarkets into Shefa Shuk stores.

          In 2004, we currently plan to increase our emphasis on increasing our sales, partially in anticipation of an improving Israeli economy.  This may include increasing our marketing activities and lowering our prices.  The investment required to carry out this program is likely to increase our expenses and reduce our margins in the short term.  However, we believe it will pay off over the long term.

          In addition, we expect to begin the process of streamlining our store brands to just three – Mega, Super Center and Shefa Shuk - from our current seven, although such a process will likely take more than one year.  Although the investment required to carry out this program is likely to reduce our margins in the short term, we believe that we will be able to focus our marketing efforts more effectively with fewer store brands.

          Some of our largest suppliers have completed a series of consolidations, while the trend of consolidation among our suppliers continues.   These suppliers may attempt to leverage their negotiating power as their size and market share grow.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

          A.          Directors and Senior Management.

          The following table lists the name, age and position of the directors and executive officers of Blue Square as of June 15, 2004.

Name	Age	Position

Matthew Bronfman (1)	44	Chairman of the Board of Directors
David Wiessman (1)	49	Deputy and Vice Chairman of the Board of Directors
Yitzhak Bader	58	Director
Yaakov Shalom Fisher	47	Director
Pinchas Cohen	53	Director
Shlomo Zohar	52	Director
Avraham Meron	64	Director
Davidi Marom	51	Director
David Brodet	60	Director
Shlomo Even (2)	47	Director
Ron Hadassi (2)	39	Director
Merav Gold	40	Director
Elisha Eitani	55	Director
David Vinshel (1) (2) (3)	68	Director
Zeev Vurembrand (1) (2) (3)	53	Director
Gil Unger	50	President and Chief Executive Officer
Emanuel Avner	43	Vice President and Chief Financial Officer
Uri Falach	47	Vice President for Trade
Michael (Miki) Lev	53	Vice President for Operations
Sandrine Montsma	35	Vice President for Marketing
Avi Belfer	54	Head of Planning and Maintenance Division
Moshe Shatz	56	Head of Human Resources Division
Odelia Levanon	41	Head of Information Technology Division
Iris Penso	43	General Counsel and Corporate Secretary
Shay Lifshitz	50	Head of Trade Headquarters
Oren Lahat	56	Head of Real Estate Development Division

(1)  Member of the Compensation Committee.
(2)  Member of the Audit Committee.
(3)  External directors.

          Matthew Bronfman has served as the chairman of our board of directors from June 2003.  Mr. Bronfman is currently managing director of ACI Capital American Fund, is Deputy and Vice Chairman of the Board of Bronfman-Alon, Deputy and Vice Chairman of the Board of BSIP and is on the board of directors of Tweeter – Home Entertainment Group (TWTR). Mr. Bronfman is a member of the Compensation Committee of Blue Square.

          David Wiessman has served as a deputy and vice Chairman of our board of directors from June 2003.  Mr. Wiessman is currently the Chairman of the board of directors of BSIP.  In addition, Mr. Wiessman is currently the President and Chief Executive Officer of Alon Israel Oil Company Ltd. and Dor Energy (1988) Ltd., Chief Executive Officer of Bielsol Investments (1987) Ltd. and Chairman of the Board of Bronfman-Alon, Alon U.S.A. Energy, Inc. and other companies. Mr. Wiessman is a member of the Compensation Committee of Blue Square.

          Yitzhak Bader has served as our director from June 2003.  Mr. Bader is currently Chief Executive Officer of Granot, a purchasing organization of the kibbutzim. He is also Chairman of the Board of Directors of Alon Israel Oil Company Ltd. and Dor Energy (1988) Ltd., and a director in Bronfman-Alon, BSIP, Dor Gas Ltd., Dor Alon Operating Service Stations Ltd., Pri-Gat Ltd., entities under control of Granot, and One Technologies Software (ASD) Ltd.

          Yaakov Shalom Fisher has served as our director from June 2003.  Mr. Fisher is currently President of Palace Candles Inc., a manufacturer and marketer of candles, aluminum and disposable products in Israel and in the United States, and a director in Bronfman-Alon and BSIP.

          Pinchas Cohen has served as our director from June 2003.  Mr. Cohen is currently Chief Executive Officer of Africa Israel Investments Ltd., a director in Bronfman-Alon and a director of subsidiaries and affiliates of Africa Israel Investment Group Ltd., Alon Israel Oil Company Ltd. and Alon U.S.A. Energy.

          Shlomo Zohar has served as our director since March 8, 2004, and he is also currently a director of BSIP.  Mr. Shlomo Zohar is a certified C.P.A. in Israel and has served for the last 25 years as C.P.A at Zohar, Zohar & Co. Mr. Zohar holds a B.A degree in Accounting and Business Administration from Bar-Ilan University and M.B.A. in Business Administration from McGill University in Canada. Mr. Zohar specified in the last years in the area of mergers & acquisitions in Israel and abroad.

          Avraham Meron has served as our director from June 2003.  Mr. Meron is currently Chief Financial Officer of Africa Israel Investments Ltd., and a director of subsidiaries and affiliates of Africa Israel Investment Group Ltd., Alon Israel Oil Company Ltd., Dor Energy (1988) Ltd., Alon Dor Operating Service Stations Ltd and other companies of Dor Alon Group and Alon U.S.A. Energy.

          Davidi Marom has served as our director since June 2003.  Mr. Marom is currently CEO of Jordan Valley Economies and Zemach Leasing (1993) Ltd., and a director of Zemach Regional Industries-Jordan Valley Ltd., other Zemach affiliated entities, Alon Israel Oil Company Ltd., Dor Energy (1988) Ltd., Alon Dor Operating Service Stations Ltd. and other companies.

          David Brodet served as our chairman of the board of directors from September 2000 to June 2003.  From1998 to2000, Mr. Brodet served as the Chairman of the board of directors of WIS (Space). Mr. Brodet currently serves as the chairman of the board of directors of Yes (DBS Satellite Service), chairman of The University Hospital of Hadassah, and as a director of Amanat, Direct Insurance.Mr. Brodet also currently serves as the chairman of the board of directors of numerous organizations engaged in financial, economic, academic and civic activities.

          Shlomo Even has served as our director since June 2003.  Mr. Even is currently an accountant and partner of the accounting firm of Tiroshi Even, and a director of Super Sol Bielsol Investments Ltd., Alon Israel Oil Company Ltd., Dor Energy (1988) Ltd. and Alon Dor Operating Service Stations Ltd. and other companies. Mr. Even is a member of the Audit Committee of Blue Square.

          Ron Hadassi has served as our director since June 2003. Ms. Hadassi is currently an employee of Palace Group, a lecturer for banking and financing at the Interdisciplinary Center in Herzilya, a director in Bronfman-Alon, BSIP and one of its subsidiaries, and an external director in Na’aman Porzelon Ltd. and Bet Shemesh Engines Holdings Ltd. Mr. Hadassi is a member of the Audit Committee of Blue Square.

          Merav Gold has served as our director since June 2003, and she is also currently a director of BSIP. Ms. Gold is currently Chief Executive Officer of Palace Candles Inc., a director in Bronfman-Alon, an external director of Liberties Properties Ltd, and Vita Pri-Galil Ltd..

          Elisha Eitani has served as our director since June 2003.  Mr. Eitani is currently Chief Executive Officer of Hechal – Haner Ltd.

          David Vinshel has served as our director since January 6, 2004.  David Vinshel is currently a private businessman and the Chairman of the Public Committee for the Shares of Bank Leumi L’Yisrael Ltd. From 1998 to 2001, Mr. Vinshel was the Chairman of the Board of Migdal Insurance Company, from 1997 to 1991, Mr. Vinshel was the Chief Executive Officer of Clal Israel, and from 1981 to 1991, he was the Chief Executive Officer of Super Sol. Mr. Vinshel holds a B.A. in economics from Hebrew University and an M.A. in social science from the Institute of Social Studies in Hague, Holland.

          Zeev Vurembrand has served as our director since February 2001.  In October, 2002, Mr. Vurembrand was appointed Chief Executive Officer of Clalit Health Services, the leading health care institution in Israel, which provides comprehensive medical care to 3.7 million members, some 60% of the Israeli population.  Mr. Vurembrand also holds the position of Chairman of the Board of Directors of the Mor Institute for Medical Data Ltd., Clalit Bio-Medical Engineering Ltd., and Shilah Dental Services, all Clalit Health Services subsidiaries. From 1995 until his new appointment, Mr. Vurembrand served as Deputy Director General and Head of the Finance and Health Insurance Division of Clalit Health Services (formerly Kupat Holim Clalit) as well as the Head of Clalit Mushlam.  From 1993 to 1995, Mr. Vurembrand served as the Deputy Director General of Finance and Business Development of Shekem Ltd., a retail stores chain.    Mr. Vurembrand holds a degree in Industrial Engineering and Management from the Technion-Israel Institute of Technology, in Haifa, Israel.

          Gil Unger has served has our Chief Executive Officer and President since March 2004.  From 2001 to 2004, he served as the Chief Executive Officer of IKEA Israel.  From 2000 to 2001, Mr. Unger served as Senior Vice President Marketing & Commerce of Office Depot Israel and between 1998 – 2000 served as Vice President Marketing & Commerce of Visa Credit Cards.  Previously, for a period of 8 years, he held the position of Marketing Director of Israel’s largest chain of drug stores (“Superpharm”) and later he served as President of Israel’s second largest chain of drug stores (“New – Pharm”).  Mr. Unger holds a B.A. degree in Economics from Tel Aviv University.

          Emanuel Avner has served as our Vice President and Chief Financial Officer since November 2, 2003.  Mr. Avner served from 1999 until October 2003 as Chief Financial Officer of Ericsson Israel. From 1993 to 1999, he served as Corporate Controller and Deputy CFO of Super Sol Ltd.  Mr. Avner is a CPA (member of the American and Israeli Institute of Certified Public Accountants) and holds a Masters in Business Administration (1st Class Honors) and a BA in Economics and Accounting from the Hebrew University of Jerusalem.

          Uri Falach has served as our Vice President for Trade as of December 15, 2003.  Mr. Falach holds an MBA degree in Business Administration. From 1994 until today Mr. Falach served as manager of the agricultural production and was responsible for all the chain of supply of the agricultural production to Blue Square’s Stores.

          Michael (Miki) Lev has served as our Vice President for Operations, as of November 2, 2003.  From January 1997 until November 2003, Mr. Lev served as head of the Human Resources and Quality Division of Blue Square. From 1994 to 1996, Mr. Lev served as the director general of the Lahav School of Management at the Recanati School of Business Administration in Tel-Aviv University. From 1992 to 1994, Mr. Lev served as a Management Consultant in the Private and Public Sectors. Mr. Lev holds a MSc degree in Administration from Naval Post-Graduate School, Monterey, California, USA.

          Sandrine Montsma has served as our Vice President for Marketing since June 1, 2004.  From January 2003 to March 2004, Mrs. Montsma served as Vice President Marketing, Strategy and New Business of Elite Industries Ltd, Israel. Previously she served as head of the Bakery Division of Elite Confectionary and later served as the General Manager of Elite Bakery in Israel. From 1994-1999 Mrs. Montsma served in several positions in Proctor & Gamble AG, Geneve, Switzerland, such as the head of Brand Equity Team of Pringles Europe and Head of Category of Hair Care Israel.   Mrs. Montsma graduated with distinction the M.B.A. Programme of Insead, Fontainebleau in France and holds a B.A. degree (1st Class Honours) in Economics & Business Administration from the Hebrew University in Israel.

          Avi Belfer has been head of the planning and maintenance division of Blue Square since 1996, having served in that same position with the Co-Op since August 1994.  From 1983 to 1994, Mr. Belfer served as produce manager of the Co-Op. Mr. Belfer also serves as a director in various subsidiaries and affiliates of Blue Square.

          Moshe Shatz has served as our head of the Human Resources Division as of November 17, 2003. Mr. Shatz replaces Mr. Michael (Miki) Lev.  Mr. Shatz served as a manager in the Tel-Aviv Municipality from 1999 until today. From 1993 to 1998, he served as the manager of personnel and administration division of UMI – Universal Motors Israel Ltd. Mr. Shatz holds a BA in Political Science from Bar Ilan University.

          Odelia Levanon has served as our chief information officer since April 2000.  From 1998 to 2000, Ms. Levanon served as assistant director general for system integration in Amigur.  From 1996 to 1998, Ms. Levanon was a consultant engaged in the establishment process of Data Warehouse and is an external lecturer in Business Administration and Exact Sciences at Tel Aviv University. Between the years 1983 and 1996, Ms. Levanon served in the Israeli army. During her army service between the years 1983 and 1994, Ms. Levanon managed the establishment of large systems in a heterogeneous surrounding. From 1994 to 1996, Ms. Levanon managed the computerization of the five draft centers of the Israeli Army, a project that won the Adams prize for management information systems. Ms. Levanon has an M.Sc. degree in computer science, a B.Sc. in mathematics and computer science, and also is a lecturer and a candidate for a doctorate in business school.

          Iris Penso, Adv. has served as our general counsel and corporate secretary since October 2001. Mrs. Penso is serving as head of the Legal Department and as General Counsel and Corporate Secretary of various Blue Square subsidiaries. From 2000 to 2001, Mrs. Penso served as General Legal Counsel and Corporate Secretary and Assistant Director General to the President and Chief Executive Officer of Ace Marketing Chains Consumer Products Ltd.  From 1997 to 2000, Mrs. Penso served as General Legal Counsel and Corporate Secretary and Management Member of Tempo Beer Industries Ltd., and its subsidiaries. Ms. Penso has an LLB from Tel Aviv University.

           Shay Lifshitz has served as our Head Trade Headquarters since June 1, 2004.  Prior to that since 1999, Mr. Lifshitz served as Assistant to CEO.  Mr. Lifshitz holds an MBA degree in Strategic Management from Hebrew University and a BA in Economic and Business Administration from Bar Ilan University.

          Oren Lahat has served as our head of Real Estate Development Division since May 16, 2004.  Prior to that, he served from 1992-2003 as Head of the Stations Development Division and a member of the managing team of Sonol Israel Ltd.

          Yoram Dar served as President and Chief Executive Officer until February 10, 2004, Zvi Bochman served as Vice President and Chief Financial Officer until September 30, 2003, Haim Gerson served as Vice President and Chief Operation Officer until October 2004, Ilana Kaufman served as Vice President and Chief Trading and Marketing Officer until December 12, 2003, and Dov Carmeli served as Head of Property and Development Division until December 31, 2003, and General Manager of BSIP and Hyper Hyper until June 24, 2003.

Arrangements for the Election of Directors

          Bronfman – Alon owns approximately 77.60% of our ordinary shares following the conversion by other investors of approximately NIS 9.5 million in principal amount of our 5.9% convertible debentures.  So long as Bronfman – Alon continues to own beneficially more than 50% of our outstanding ordinary shares and voting power, it will be able to control the outcome of matters requiring shareholder approval, including the election of all Blue Square directors, other than Blue Square two external directors whose election, under the Israeli companies law, requires that at least one-third of the non-controlling shareholders who participate in the vote, vote for their nomination, or that less than one percent of the non-controlling shareholders voted against their nomination.

          B.          Compensation.

          The following table sets forth the aggregate compensation we paid or accrued on behalf of all persons who served as Blue Square directors or executive officers for services they rendered Blue Square, for the year ended December 31, 2003.  The table also includes compensation to individuals who cease to serve as directors or executive officer during the year.

	Salaries, fees, expenses, directors’ fees, commissions and bonuses	Pension, retirement and similar benefits

All directors and executive officers as a group	$4,560,000	$3,266,000

          We agreed to pay to each director (including our external directors), other than the Chairman of the Board of Directors, the sum of NIS 45,392 per year and a meeting attendance fee of NIS 1,746, which amounts are equivalent to the amounts allowed to be paid to external directors of companies of comparable size under the second and third supplements to the Companies Regulations. The fees referred to above will be adjusted from time to time based on changes to the Israeli Consumer Price Index in the same manner as the fees described in the Regulations are adjusted. The directors would also be entitled to reimbursement of expenses incurred by them in connection with their service as directors.

          We also agreed to pay our chairman, Matthew Bronfman a monthly payment of NIS 42,000 plus VAT commencing from June 24, 2003, the date Mr. Bronfman became Blue Square Chairman of the Board. The compensation would be linked to changes in Israel’s consumer price index since May 2003, and would be updated every three months. No additional fees would be paid to Mr. Bronfman for attending meetings of the Board of Directors or any committee of the Board of Directors. Mr. Bronfman would also be entitled to reimbursement of actual expenses (upon submission of receipts) incurred by him in connection with his service as the Chairman of the Board of up to $50,000 per year.  Our audit committee, board of directors and shareholders meeting approved this arrangement.

          In December 1999, the Registrar of Cooperative Societies appointed an investigator to investigate certain activities of the Co-Op, our former controlling shareholder, and certain aspects of the Co-Op’s business relationship with us, including the 1996 grant of options to purchase Blue Square ordinary shares under the 1996 Blue Square-Israel Share Incentive Plan.  In his report, published in July 2000, the investigator alleged that the 1996 grant of options to certain officers, directors and employees of Blue Square and its affiliates, including the Co-Op, was improper.  The investigator recommended that the management committee of the Co-Op consider commencing legal proceedings with respect to the grant of these options.  The Co-Op and Blue Square have responded to the report.  In August 2000, the Registrar of Cooperative Societies appointed a management committee to the Co-Op following his decision to nullify the elections to the governing body of the Co-Op.    The Co-Op Management Committee has resolved not to commence legal proceedings against our officers, directors and employees who received options in 1996, except for Mr. Benny Gaon, who at the time in which such options were granted, served as the Chairman of the Co-OP’s governing body.  See “Item 8. Financial Information- Legal Proceedings”. Blue Square is examining its legal rights in the event that Mr. Gaon and the Co-Op reach a settlement agreement.

          C.          Board Practices

Appointment of Directors and Terms of Officers

          Our directors, other than our external directors, are elected by our shareholders at an annual general shareholders’ meeting and hold office until the next annual general shareholders’ meeting which is required to be held at least once in every calendar year, but not more than fifteen months after the last preceding annual general shareholders’ meeting.  Until the next annual general shareholders’ meeting, the board of directors or shareholders may elect new directors to fill vacancies on, or increase the number of, members of the board of directors in a special meeting of the shareholders.  Our board of directors may appoint any other person as a director.  Any director so appointed may hold office until the first general shareholders’ meeting convened after the appointment and may be re-elected.  The appointment and terms of office of all our executive officers are determined by the board of directors.  The terms of office of the directors must be approved, under the Israeli Companies Law, by the audit committee, the board of directors and the shareholders meeting.

          We and our subsidiaries have no service contract with any of our directors that provide for benefits upon termination of their employment as directors.

Independent and External Directors

          Israeli Companies Law Requirements

          We are subject to the provisions of the Israeli Companies Law, which became effective on February 1, 2000. The Minister of Justice has adopted regulations exempting companies, like Blue Square, whose shares are traded outside of Israel from some provisions of the Israeli Companies Law.

          Under the Israeli Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel (Public Company) are required to appoint two external directors.  The Israeli Companies Law provides that a person may not be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control, has, as of the date of the person’s appointment to serve as external director, or had, during the two years preceding that date, any affiliation with us, any entity controlling us or any entity controlled by or under common control with us.  The term “affiliation” includes:

•	an employment relationship;
•	a business or professional relationship maintained on a regular basis;
•	control; and
•	service as an office holder.

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

          External directors are to be elected by a majority vote at a shareholders’ meeting, provided that either (1) the majority of shares voted at the meeting, including at least one-third of the shares of non-controlling shareholders (as defined in the Israeli Companies Law) voted at the meeting, vote in favor of the election of the director without taking abstentions into account; or (2) the total number of shares of non-controlling shareholders voted against the election of the external director does not exceed one percent of the aggregate voting rights in us.

          The initial term of an external director is three years and may be extended for an additional three years.  External directors may be removed only in a general meeting, by the same percentage of shareholders as is required for their election, or by a court, and in both cases only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to us.  Each committee of our board of directors is required to include at least one external director and its audit committee is required to include all of the external directors.

          David Vinshel and Zeev Vurembrand currently serve as our external directors.

          New York Stock Exchange Requirements

          Our ADSs are listed on the New York Stock Exchange, and we are subject to the rules of the NYSE applicable to listed companies.  Under the current NYSE rules, we are required to have an audit committee consisting of at least three directors, all of who must be independent.  The independence standard under the NYSE rules generally excludes (1) any person who is an employee of a company or its affiliates or any person who is an immediate family member of an executive officer of a company or its affiliates, until the lapse of three years from the termination of such employment, (2) any person who is a partner, controlling shareholder or executive officer of an organization that has a business relationship with us or who has direct business relationship with a company, unless the board of directors of us determines that the business relationship does not interfere with such person’s independent judgment, or unless three years have lapsed from the termination of such relationship or his status as a partner, controlling shareholder or executive officer, and (3) any person who is employed as an executive of another corporation where any of our executives serves on that corporation’s compensation committee.

Audit Committees

          Israeli Companies Law Requirements

          Under the Israeli Companies Law, the board of directors of public company must appoint an audit committee, comprised of at least three directors including all of the external directors, but excluding a:

•	chairman of the board of directors;
•	controlling shareholder or his relative; and
•	any director employed by or who provides services to us on a regular basis.

          The role of the audit committee is to examine flaws in the business management of ours, in consultation with the internal auditor and our independent accountants and suggest appropriate course of action.  In addition, the approval of the audit committee is required to effect specified actions and transactions with interested parties.

          An interested party is defined in the Israeli Companies Law as a 5% or greater shareholder, any person or entity who has the right to designate one director or more or the general manager of ours or any person who serves as a director or as a general manager.

          An audit committee may not approve an action or a transaction with an interested party unless at the time of approval the two external directors are serving as members of the audit committee and at least one of whom was present at the meeting in which an approval was granted.

          New York Stock Exchange Requirements

          Under the current New York Stock Exchange rules, Blue Square is required to maintain an audit committee consisting of independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise.  Blue Square’s audit committee complies with these requirements.  The responsibilities of the audit committee under New York Stock Exchange rules include evaluating the independence of a company’s outside auditors.

          Pursuant to the Sarbanes-Oxley Act of 2002, the Securities and Exchange Commission (the “SEC”) has issued new rules which, among other things, require the New York Stock Exchange to impose independence requirements on each member of the audit committee. The New York Stock Exchange has adopted rules that would comply with the SEC’s requirements.

          The requirements implement two basic criteria for determining independence: (i) audit committee members would be barred from accepting any consulting, advisory or other compensatory fee from the issuer or an affiliate of the issuer, other than in the member’s capacity as a member of the board of directors and any board committee, and (ii) audit committee members of an issuer that is not an investment company may not be an “affiliated person” of the issuer or any subsidiary of the issuer apart from his or her capacity as a member of the board and any board committee.

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

          As of June 15, 2003, David Vinshel, Zeev Vurembrand, Shlomo Even and Ron Hadassi  served as a members of our audit committee.

          The role of the audit committee for New York Stock Exchange purposes includes assisting the Board of Directors in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing and reporting practices of Blue Square.

Internal Auditor

          Under the Israeli Companies Law, the board of directors must also appoint an internal auditor proposed by the audit committee.  The role of the internal auditor is to examine whether our actions comply with the law, integrity and orderly business procedure.  Under the Israeli Companies Law, the internal auditor may not be an interested party, an office holder, or a relative of an interested party, an office holder or an interested party, nor may the internal auditor be our independent accountant or its representative.  We comply with this requirement.  As of June 15, 2004, Shmuel Tal was our internal auditor.

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

          Under the Israeli Companies Law, directors’ compensation arrangements require audit committee approval, board of directors’ approval and shareholder approval.

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

          Under Israeli law, an extraordinary transaction is a transaction:

•	other than in the ordinary course of business;

•	other than on market terms; or
•	that is likely to have a material impact on the company’s profitability, assets or liabilities.

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

          If the transaction is an extraordinary transaction, both the audit committee and the board of directors must approve the transaction.  Under specific circumstances, shareholders approval may also be required.  An office holder who has a personal interest in a matter, which is considered at a meeting of the board of directors or the audit committee, may not be present at this meeting or vote on this matter. If most of the directors have a personal interest in a matter, a director who has the personal interest in this matter may be present at this meeting or vote on this matter, but the board of directors decision requires the shareholder approval.

          Controlling Shareholder Transactions and Actions

          Under the Israeli Companies Law, the disclosure requirements which apply to an office holder also apply to a controlling shareholder of a public company.  A controlling shareholder includes a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder owns more than 50% of the voting rights in the company.  Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder who is an office holder, require the approval of the audit committee, the board of directors and the shareholders of the company.  The shareholder approval must include either:

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

          However, under Regulations, promulgated pursuant to the Israeli Companies Law, certain transactions between a company and its controlling shareholder(s) do not require shareholder approval.

          The Israeli Companies Law further provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of 45% of the voting rights of the company, unless there is a holder of 50% of the voting rights of the company or would become a holder of 25% of the voting rights unless there is another person holding 25% of the voting rights.  Regulations under the Israeli Companies Law provide that the Israeli Companies Law’s tender offer rules do not apply to a company whose shares are publicly traded outside of Israel, if, pursuant to the applicable foreign securities laws or stock exchange rules, there is a restriction on the acquisition of any level of control of the company, or if the acquisition of any level of control of the company requires the purchaser to make a tender offer to the public shareholders.

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

          Office Holder Insurance

          The Israeli Companies Law and our Articles of Association provide that, subject to the provisions of the Israeli Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders with respect to:

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

          Exemption and Indemnification of Office Holders

          The Israeli Companies Law and our Articles of Association provide that we may indemnify an office holder against:

•

a monetary liability imposed on him in favor of another person pursuant to a judgment, including a judgment given in a settlement or an arbitrator’s award approved by the court concerning an act performed in his capacity as an office holder; and

•

reasonable litigation expenses, including counsel fees, incurred by an office holder or a former office holder or which he is ordered to pay by a court, in proceedings Blue Square institutes against him or instituted on Blue Square behalf or by another person, or in a criminal charge from which he was acquitted, or a criminal charge in which he was convicted for a criminal offense that does not require proof of intent, in each case relating to an act performed in his capacity as an office holder.

          The Israeli Companies Law provides that a company may exempt an office holder prospectively from liability, in whole or in part, for damage resulting from a breach of his duty of care towards the company, if its Articles of Association so provide. Blue Square’s Articles of Association so provides.

          In February 2001, our shareholders approved amendments to our Articles of Association enabling us to provide  our office holders with prospective indemnification in relation to events that will occur or have occurred since February 1, 2000.  The aggregate amount of the indemnification may not exceed 25% of our shareholders’ equity as stated in our consolidated financial statements for the year ended December 31, 2000 for all persons and all events to be indemnified.

          Limitations on Insurance and Indemnification

          The Israeli Companies Law and our Articles of Association provide that a company may not indemnify an office holder nor enter into an insurance contract, which would provide coverage for any monetary liability incurred as a result of any of the following:

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

          Under the Israeli Companies Law, the shareholders of a company may include or amend its articles of association to include either of the following provisions, which were approved by our shareholders:

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

          In addition, under the Israeli Companies Law, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and board of directors and, in specified circumstances, by Blue Square’s shareholders.  Our audit committee, board of directors and general shareholders meeting approved in February 2001 the grant of indemnification and exemption letters to our directors and officers, including those directors and officers whose term of service ended on or after September 1, 2000.  In April 2002, the general shareholders meeting approved the grant of a new letter of indemnification and exemption to the officers and directors of the company.  The aggregate amount of the indemnification (in addition to any insurance proceeds received) may not exceed 25% of our shareholders’ equity (in U.S. dollars) as stated in our consolidated financial statements for the year ended December 31, 2000, for all persons and events.  Under the indemnification and exemption letters, we agreed to indemnify these directors and officers, retroactively with respect to events occurring after February 1, 2000, the date on which the Israeli Companies Law became effective and prospectively, in connection with the following issues:

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

•	An action, including handing over information and papers, in connection with sale of our shares or assets, by the Co-Op;

•

The filing of a report or announcement required by the Israeli Companies Law or the Israeli Securities Law, 1968, the rules and regulations of a stock exchange in or outside Israel, or any law of any other country pertaining to these issues, and/or omission to file such a report or announcement;

•

Any change of reorganization of us, including any related decision, including without limiting the generality of the foregoing, splitting, dividing or modifying our share capital, establishment of subsidiaries or their liquidation or sale and issuance of shares;

•

Oral or written statements, including the expression of an opinion or a position conveyed in good faith by an office holder, in his capacity as such, during his term of office, including statements made in meetings of the board of directors or any committee;

•

An action in the line of business of us in relation with the following issues: building and planning, licensing of businesses, safety in work places, environment and recycling and protection of the consumer; or

•	Each one of the circumstances stated above, all in connection with the officeholder’s service on behalf of our subsidiaries or affiliated companies.

          We are obligated to indemnify a director or officer for a specific loss only if the director or officer has not been compensated for that loss from another source, including from proceeds of insurance policy.

          We agreed to indemnify our directors and officers to the fullest extent permissible by the Israeli Companies Law, against all amounts they may be obligated to pay as a result of a court decision or a settlement or an arbitrator’ ruling approved by a court decision in connection with and in the scope of their activities as directors and officers of the company and actions taken by a director or officer as an office holder of the company or its subsidiary or affiliated companies.

          We will indemnify our directors and officers for all costs or expenses, including reasonable legal expenses, that they may incur as a result of any financial obligation borne in connection with any threatened or pending civil proceeding or criminal proceeding in which the directors and officers are acquitted or (to the extent permitted by law) in which they are convicted, provided however, that the crime for which they are convicted does not require a finding of criminal intent.

          We further agreed to exempt these directors and officers to the fullest extent permitted by the Israeli Companies Law from any liability towards us with respect to any damage caused or that will be caused to the company by its directors and officers if caused or will be caused following a breach of the duty of care towards the company.

          The letter will not apply in respect of liability or an expense imposed in respect of an action instituted by the Co-Op and/or by the appointed committee of the Co-Op or in respect of an action instituted by the Israeli Registrar of Cooperative Societies and/or by the State of Israel in connection with the allotment of options by us in accordance with the options allotment scheme of 1996.

The letter will not include exemption or indemnification in the following cases:

1.	A breach of fiduciary duty, which was acted not in good faith or that the officer had reasonable grounds to believe that the act would cause the company any harm;

2.	A violation of the duty of care, which was committed intentionally or recklessly;

3.	An act committed with the intention to realize a personal illegal profit; or

4.	A fine or monetary composition imposed on him.

          Under the resolution from February 2001, we obtained and will continue to hold a directors’ and officers’ liability insurance policy.  Coverage under our policy has been set at $30 million (including its subsidiaries). We have purchased directors’ and officers’ liability insurance policy for our directors and officers and those of our subsidiaries, which includes BSIP and its subsidiaries. The Insurance Policy is for a period beginning on October 1, 2003 and ending on September 30, 2004 (Policy Period), for the maximum coverage of US$30 million per claim and in the aggregate during the Policy Period.  Our audit committee, Board of Directors and shareholders have approved any renewal and/or extension of the Insurance Policy and the purchase of any other insurance policy, provided that any such renewal, extension or purchase is for the benefit of Blue Square’s previous and/or current and/or future directors and officers and on terms substantially similar to those of the Insurance Policy and on condition that the premium will not increase by more than 25% in any year, as compared to the previous year.  Our current insurance policies comply with these terms.

          In the event that the Insurance Policy covers our directors and officers and those   of BSIP and their respective subsidiaries, the payment of the Annual Premium will be divided between Blue Square and BSIP in such a manner as to be in the same proportion as the equity of each of them relates to the sum of our equity and that of BSIP and their respective subsidiaries, as presented in their respective current annual audited consolidated Financial Statements.

Committees

          Our board of directors has established a compensation committee and an audit committee.  Our compensation committee, which consists of Matthew Bronfman, David Wiessman and David Vinshel, administers issues relating to employee compensation for senior management.  Our audit committee, which consists of Zeev Vurembrand, David Vinshel, Shlomo Even and Ron Hadassi, examines flaws in our business management and its approval is required to effect specified actions and transactions with interested parties.  The audit committee also assists the Board of Directors in overseeing the quality and integrity of our accounting, auditing and reporting practices.

D.      Employees.

          As of December 31, 2003, we employed 6,650 employees, counting multiple employees sharing a single position as a single employee.  645 of our employees were employed in central management and administration and 6,005 in our stores.

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

          On November 5, 2003, pursuant to our agreement with the Histadrut (General Federation of Labor in Israel) (Histadrut), we announced the dismissal of approximately 100 employees from our headquarter staff and another 150 store employees.  As of June 15, 2004, we were still implementing our efficiency program, in particular with respect to the dismissal of employees.

          We are subject to labor laws and regulations in Israel.  Most of our employees are subject to collective bargaining labor agreements.

          Under a Special Collective Bargaining Agreement, referred to as the Special Agreement, from May 1996, among the Co-Op, Blue Square, the Histadrut, the National Committee of the Co-Op Union Employees and the Co-Op Union, all the Co-Op employees became employees of Blue Square.  The collective bargaining agreements in effect as of that date apply to Blue Square as if Blue Square and these employees were originally parties to these agreements.  Blue Square became responsible for the payment of all employee benefits that had been accrued in respect of these employees during the term of employment of these employees with the Co-Op, to the extent these benefits were recorded on the Co-Op’s records.  Since 1996, we entered into new labor agreements with the Histadrut and the Co-Op union, which determines our employees wages structure, the employment conditions of new employees and a wage increase to the existing employees.

          During 2003, we agreed to make “good will grants” to management and employees. In respect of grants to our employees, we entered into a collective bargaining arrangement with the Histadrut and the National Committee of the Co-Op Blue Square Employees in August 2003.  Under that agreement, we agreed (i) to grant to our permanent employees a “good will grant” of NIS 37.5 million in the aggregate in two installments, the first of which in August 2003 and the second in April 2004; (ii) to grant NIS 2 million to employees allocated in the manner determined by our chairman and the chairman of an employees’ committee;  (iii) to grant an additional NIS 1 million to our temporary employees; (iv) to pay to our permanent employees 1% of any cash dividend distributed to our shareholders, but not more than $2.5 million in the aggregate to our employees; and (v) in any public issuance of our shares after the date of the agreement, our permanent employees will be entitled to purchase up to 10% of any such offering with a 20% discount over the minimum offering price.  With respect to such a purchase by our employees of our shares in a public offering, we have agreed to make loans to our employees to enable them to pay the purchase price for the shares, and these loans are to be repaid by the employees with interest and linkage upon the sale of the shares following the expiration of the appropriate tax holding period for the shares or, if desired by the employee, until the earlier of five years from the expiration of the holding period or the end of the employee’s employment with us.

          As a result of the above mentioned benefits, we recorded a one-time expense of NIS 63.9 million in the second quarter of 2003.

          In October 2003, we entered into a collective bargaining arrangement with the Histadrut and the National Committee of Blue Square-Israel.  Under this agreement, the parties agreed to certain employee rights in the context of the implementation of our efficiency plan, including the severance package associated with any termination of employees.  The initial term of the agreement is until December 31, 2004, and it will be automatically renewed for an additional two year period, unless terminated by other side three month prior to its expiration.

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

          The number of temporary employees on an average during 2003 was approximately 3,500.

          E.     Share Ownership.

          As of June 15, 2004, other than indirect ownership through Bronfman – Alon, none of our directors or officers owned more than 1% of our outstanding equity securities.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

          A.     Major Shareholders.

          The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of June 15, 2004, by each person or entity known to own beneficially 5% or more of our outstanding ordinary shares based on information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission.  Our major shareholders do not have voting rights different from the voting rights of our other shareholders.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Outstanding Ordinary Shares(1)

Bronfman – Alon	29,999,993	77.60%

(1)	The percentage of outstanding ordinary shares is based on 38,659,458 ordinary shares outstanding as of June 15, 2004.

          As of May 4, 2004, Blue Square had approximately 23 shareholders of record with a United States address.  As of May 4, 2004, these United States record holders held approximately 711,578 ordinary shares in the form of ADSs, representing approximately 1.84% of our then outstanding share capital.

          Bronfman–Alon acquired a 78.1% interest in Blue Square from the Co-Op in June, 2003 (see “Item 4. Information on Blue Square - Change in Control.”).  Bronfman-Alon’s percentage interest in Blue Square was reduced to 77.60% due to the conversion by other investors of approximately NIS 9.5 million in principal amount of our 5.9% convertible debentures in April 2004.

          Bronfman–Alon is a wholly owned subsidiary of Nissan Alon Retail Holdings Ltd., which is a wholly owned subsidiary of the Nissan Dor Chains Ltd. (“Grandparent Company”).  Dor Food Chains Holdings Ltd. (“Dor Food”) holds 50% of the equity interest of the Grandparent Company, and the other 50% of the equity interest is held by M.B.I.S.F. Holdings Ltd. (“M.S.”). Dor Food is a wholly owned subsidiary of Dor Energy (1988) Ltd., which is wholly owned by Alon-Israel Oil Company Ltd. (“Alon”).  Alon is owned 35% by the purchasing entities of kibbutzim in Israel, 26% by Africa Israel Trade and Agencies Ltd., a subsidiary of Africa Israel Investments Ltd., a public company traded on the Tel Aviv Stock Exchange, and 39% by Bielsol Investments (1987) Ltd.  Mr. Lev Leveiv is the controlling shareholder of Africa Israel.  Bielsol Investments (1987) Ltd. is wholly owned by David Wiessman and the Biran family.

          M.S. is a wholly owned subsidiary of Bronfman-Fisher Investments Ltd. (“Bronfman-Fisher”), Matthew Bronfman owns approximately 51% of the equity of Bronfman-Fisher, the Bronfman Family Trusts own approximately 5.5% and Yaakov Shalom Fisher owns the remaining 43.5% of the equity.

          To the best of our knowledge, Blue Square is not directly or indirectly owned or controlled by any foreign government.   Our major shareholder has the same voting rights as our other shareholders.

          B.          Related Party Transactions.

          Procurement Agreement with Dor Alon

          Dor Alon Operating Service Station Ltd., a subsidiary of Dor Energy (1988) Ltd. (Dor Alon Stations), operates convenience stores in fuel service stations that sell various food and non-food products.  Under the terms of the agreement between us and Dor Alon Stations, we agreed to procure products that will be supplied to the convenience stores, either directly from suppliers or from our distribution center.  In consideration of the procurement of products, Dor Alon Stations has agreed pay to us (i) for products sent directly from suppliers, an amount equal to the cost of such products to us as determined under the Procurement Agreement plus 2%, and (ii) for products sent from our distribution center, an amount equal to the cost of such products to us as determined under Procurement Agreement plus 2.75%, in each case plus VAT.  The cost of the products to us will be audited by our independent public accountants.  In the event that our revenues generated from the Procurement Agreement minus related expenses from the sale of products to Dor Alon Stations is less than NIS 1 million linked to the Israeli consumer price index in any year without VAT, Dor Alon Stations will pay us additional amounts in order that our income from such year will reach such NIS 1 million amount.  To secure Dor Alon Station’s payment and other obligations to us under the Procurement Agreement, Dor Alon agreed to provide us with a floating lien or pledge, unlimited in amount, on all inventory in the convenience stores, subject to any legal prevention, and Dor Energy (1988) Ltd. and Alon Israel Oil Company Ltd, indirect 100% shareholders of Dor Alon Stations, will guarantee all obligations of Dor Alon Stations under the agreement. Under the terms of the Procurement Agreement, we and Dor Alon Stations will share certain expenses relating to computerization, which include a one-time expense for converting programs, currently estimated to be NIS 1.2 million; the final amount of the expense will be agreed upon between the parties.  The parties will also share the cost of annual maintenance for the computer system that the parties currently estimate to be 17% of the one-time expense; the final amount for the maintenance expense will also be agreed upon between the parties.

          All necessary approvals from the appropriate organs of Blue Square with respect to this agreement have been obtained.  The term of the Procurement Agreement is for five years commencing from March 1, 2004, and will automatically be extended for additional one-year periods unless either party gives notice to the other party of its desire to terminate the Procurement Agreement 90 days prior to the expiration of the term of the Procurement Agreement or such year, as the case may be.  However, (i) either party may terminate the Procurement Agreement on 90 days’ notice given at any time after 24 months have elapsed from the date the Procurement Agreement is effective, and (ii) Dor Alon Stations may terminate the Procurement Agreement on 180 days’ notice with respect to particular Stores in the event of the “economic failure” (a situation on which the parties must agree) and closure of such convenience store by Dor Alon Stations as a result of such “economic failure”.

          In addition, with respect to convenience stores located in Dor Alon fuel service stations that are operated by third parties, we have agreed that upon Dor Alon’s request, we may enter into separate agreements with respect to such stores with the third party operators of such stores on substantially similar terms as the Procurement Agreement described above.  Dor Energy (1988) Ltd. and Alon Israel Oil Company Ltd. would also guarantee the obligations of such third party operators and Dor Alon Stations, under these related separate agreements.

          Consulting Agreement with Shlomo Zohar

          Effective March 1, 2004, we entered into a consulting agreement with S. Zohar Consulting and Management Ltd. (S. Zohar), an entity controlled by Shlomo Zohar, one of our directors, as an independent contractor to provide us, our subsidiaries and/or our affiliated companies accounting consulting services in various areas, including accounting consulting to our management group, tax planning and advice, due diligence, accounting analyses, internal accounting control over our activities and transactions, accounting implications for recovery plans, accounting advice with respect to the issuance of debentures and the like. S. Zohar provides the services through Shlomo Zohar, CPA.  The services provided under the consulting agreement through Mr. Shlomo Zohar are unrelated to the services provided by Mr. Shlomo Zohar to us in his capacity as a director.

          In consideration for the services, we will pay S. Zohar the NIS equivalent of US $20,000 per month plus VAT.

          Either party has the right to terminate the agreement for any reason upon 60 days’ written notice. In the event that S. Zohar does not provide the services through Shlomo Zohar, we have the right to terminate the agreement immediately.

          Special Collective Bargaining Agreement

          Under the Special Agreement among the Co-Op, Blue Square the Histadrut, the National Committee of the Co-Op Union Employees and the Co-Op Union, all the Co-Op employees became employees of Blue Square.  The collective bargaining agreements in effect as of that date apply to Blue Square as if Blue Square and these employees were originally parties to these agreements.  Blue Square became responsible for the payment of all employee benefits that had been accrued in respect of these employees during the term of employment of these employees with the Co-Op, to the extent these benefits were recorded on the Co-Op’s records.

          Benefits for Employees

          In respect of payment for certain benefits in the amount of NIS 11 million for employees previously employed by the Co-Op and transferred to us, different interpretations have arisen between us and the Co-Op.  As previously agreed by the parties in respect of such matters, this issue had been submitted for arbitration.  In March 2003, the arbitrator decided that the above mentioned amounts is payable entirely by us.

          Inter-Company Accounts

          We, BSIP and Hyper Hyper agreed to maintain inter-company accounts for day-to-day operations which bore interest at a rate equivalent to that charged by banks on short-term loans, provided that the rate is not lower than the monthly increase in the CPI.  The average rate was 6.0% in 2003, 6.9% in 2002 and 7.0% in 2001.

          Lease Agreements with the Co-Op

          In the past we used to lease supermarkets facilities from the Co-Op, our former controlling shareholder.  These facilities were sold to third parties and we currently lease these facilities from them.

          Management Agreement with Co-Op

          The Co-Op provided us with management and other services.  The service agreement became effective in April 1996 and expired in June 2003.  Under the agreement, the annual fee was determined to be $1.25 million until 2000 and that the sum would be discussed between us and the Co-Op commencing with the year 2001. The annual management fee for 2001 was decreased to $750,000, and the annual management fee for 2002 was decreased to $600,000.  For the period starting January 2003 until expiration in June 2003, we paid the Co-Op $ 250,000.

Arrangements between Blue Square and various subsidiaries

          Employee Lending Agreement

          Hyper Hyper has entered into an employee lending agreement with Blue Square according to which Blue Square agreed to make employees available to Hyper Hyper according to Hyper Hyper’s needs.  Approximately 3,682 employees are working for Hyper Hyper under that arrangement as of December 31, 2003.  In consideration for the use of these borrowed employees, Hyper Hyper pays Blue Square the full amount to be made to, or on account of, these employees according to the terms of the collective labor agreement between Blue Square and the Histadrut.  Blue Square is responsible for paying the salaries and other benefits to the borrowed employees.

          Service and Management Agreements

          Blue Square acts as the exclusive purchaser for Hyper Hyper, purchasing supermarket goods for which no mark-up is charged to Hyper Hyper.  In addition, Blue Square provides Hyper Hyper with storage, distribution, logistics, maintenance and advertising services, for which these companies generally pay their proportionate share of expenses.  Under a management agreement, Blue Square provides Hyper Hyper and its subsidiaries with administrative, management and site selection services for which Hyper Hyper pays a fee calculated based on its net sales.  The fee is subject to modification every three years.  The fee commencing from January 2003 was 1.95% of Hyper Hyper’s sales, which amounted to approximately 69.6 million in 2003.

          Blue Square provides certain services to BSIP pursuant to a management agreement in consideration for annual management fees of NIS 103,500, or $23,636 linked to the July 1996 CPI.

          Lease Arrangements

          Pursuant to an arrangement adopted in October 1996, Blue Square purchases real property which subsidiaries of BSIP identify as appropriate for their use as a store location.  Such BSIP subsidiaries lease that property from Blue Square. Some of the lease agreement provide for a fixed annual rent. Most of the leases provide for an annual rent equal to the highest of:

•	9% of the amount invested in that store by Blue Square;
•	2% of the annual turnover of that store, for discount stores; and
•	3% of the annual turnover of that store, for other stores.

          No BSIP subsidiary is obligated to lease the property.  In the event a BSIP subsidiary elects not to lease the property, the property may be used by Blue Square.

          Hyper Hyper leased from Blue Square and certain of its subsidiaries 24 facilities in which it operated different formats of supermarkets.  The leases were for varying terms, generally for a period of 119 months, but have since expired.

          Agreements to Identify Store Locations

          Blue Square and Hyper Hyper have an agreement according to which Blue Square identifies facilities suitable for the Hyper stores.  In the event Hyper Hyper elects not to use, acquire or lease such facilities, Blue Square may elect to do so. Hyper Hyper has rights to acquire or lease facilities of approximately 1,500 square meters or more with approximately 80 parking spaces, and Blue Square has the same rights in connection with all other facilities.

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

Legal Proceedings

          We may be subject to class actions filed against Israeli supermarkets under the Israeli Consumer Protection Act of 1981.

          On April 9, 2003, a suit for NIS 320 million was filed against Blue Square, Super Sol Ltd., Club Market Marketing Chain Ltd. and Kol Bo Half Price Ltd, together with an application for the suit to be recognized as a class action. The suit stipulated that the portion of the suit attributable to us amounts to approximately NIS 108 million.

          The plaintiff is claiming compensation from us and the other supermarket chains for overcharges that result from the weighing of products in bulk, together with the packaging materials. According to the plaintiff, the customer is charged an aggregate amount that including a charge for the packaging materials, which charge, the plaintiff alleges, is illegal.

          We are currently negotiating a settlement to this claim. We anticipate that the amount that we will be required to pay will not be material.

          In June 2003, a separate petition to approve a class action suit in the aggregate amount of NIS 25 million was filed against us in the Tel Aviv District Court. The petitioner claimed damages allegedly incurred in respect of the unlawful rounding of amounts due from customers for products sold by weight in the stores of the companies.  The petition to approve a class action suit has been rejected by the District Court, and petitioner is appealing this decision. We believe, based on the opinion of legal counsel, that it is unlikely that the appeal will be accepted, and accordingly no provision with respect to the above suit has been recorded in the financial statements.

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

          We may be required to pay amounts in connection with tax assessments.

          In February 2004, we received tax assessments for the years 1999-2001, according to which we are required to pay approximately NIS 8 million. These assessments relate to the non-deductibility of certain expenses that were claimed by us. We disagree with the standpoint of the tax authorities and submitted an objection to these assessments. In our opinion, we will not be required to pay material amounts, if any, in connection with these assessments, in excess of the accruals included in the financial statements.

          Dispute with Former Chairman of the Board of Directors

          The Co-Op submitted a monetary claim in the amount of approximately NIS 11 million against the former acting chairman of the board of directors of Blue Square, Mr. Benny Gaon, in respect of the benefit he derived in connection with the grant of options for shares of Blue Square.  According to Co-op’s claim, Mr. Gaon was not entitled to the options on the date of the grant since he was not an officer of Blue Square on that date.  In addition, the procedure for the approval of the grant of the options was not proper, and appropriate disclosure was not made.  Mr. Gaon approached Blue Square with a demand for receipt of indemnification, as a former officer, in connection with the above claim in the event that he is required to repay any amounts.  The audit committee of the board of directors of Blue Square decided to reject the demand for indemnification, among other reasons, because at the time the options were granted, the former acting chairman was not serving as an officer of Blue Square.  Therefore, without the approval of the audit committee, the letter of indemnity provided to him while a board member is not in effect.  Accordingly, no provision was included in the financial statements in connection with the said demand. Mr. Gaon’s attorneys have notified Blue Square that any officers of Blue Square will be considered personally liable for any damage or expense incurred by Mr. Gaon as a result of the audit committee’s decision. Blue Square is examining its legal rights in the event that Mr. Gaon and the Co-op reach a settlement agreement.

          Restrictive Trade Practices Inquiry

          Please see “Item 4. Information on Blue Square – Government Regulation” for information regarding an inquiry made in connection with alleged restrictive trade arrangement between major supermarkets chains in Israel and large suppliers.

          In January 2003, the Director of the Antitrust Authority notified us that, in circumstances of intense domestic competition, the practice whereby the marketing chains automatically and unilaterally reduce suppliers’ purchase prices, in the absence of prior mutual agreement, is apparently, a restrictive arrangement. Prior to evaluating the actions to be taken pursuant to the law in respect of these matters, the Director has instructed us to immediately cease the aforementioned practice or any similar practice. Our management and our legal counsel are presently unable to estimate the effect of the Authority’s notification in respect of this matter.

          We are involved in various other legal or other proceedings incidental to the ordinary course of our business.  We do not believe that any of these proceedings, individually or in the aggregate, will have a material adverse effect on our business, financial position or operating results.

Board Resolution on Dividend Distributions

          Our Board of Directors has resolved that Blue Square will not distribute dividends in any quarter if the ratio of our financial obligations (as defined by Maalot) to EBITDA for any quarter exceeds 3.5 until June 30, 2006 or exceeds 3.0 thereafter.  The Board also decided that we will not distribute dividends in any quarter from August 1, 2003 until October 5, 2014 if the ratio of the cost unencumbered fixed assets as set forth on our financial statements (following depreciation) to financial obligations (as defined by Maalot) for any quarter is below 120%.  These Board resolutions are not the dividend policy of Blue Square and they may be amended at any time by our Board of Directors.

Change of Independent Accountants

          On January 6, 2004, Blue Square shareholders approved the appointment of Kesselman & Kesselman, certified public accountants in Israel and a member of PriceWaterhouseCoopers International Limited, as our auditors for the year ending December 31, 2004.  Kesselman & Kesselman has no relationship with us or with any affiliate of us, except as auditors.

          Pursuant to an agreement among the shareholders of Bronfman-Alon, it was agreed that the two shareholder groups would each be entitled to request Blue Square to nominate one firm as our auditors.  The two shareholder groups have agreed on the appointment of Kesselman & Kesselman as our auditors for the year ending December 31, 2004.  Our previous auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, were responsible for the audit of our 2003 financial statements.

          B.          Significant Changes.

          Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2003.

ITEM 9.         THE OFFER AND LISTING

          A.          Offer and Listing Details.

ADSs

          The following table sets forth the annual high and low closing prices for Blue Square’s ADSs for the five most recent full financial years as reported by the New York Stock Exchange.

Year	High	Low

1999	$16.9	$10.7
2000	$13.9	$9.1
2001	$17.3	$12.5
2002	$15.0	$7.5
2003	$11.5	$6.1

          The following table sets forth the quarterly high and low closing prices for Blue Square’s ADSs for each quarter of the two most recent full financial years and the subsequent quarterly period, as reported by the New York Stock Exchange.

Year	High	Low

2002
First quarter	$14.8	$12.6
Second quarter	$15.0	$11.2
Third quarter	$12.3	$9.7
Fourth quarter	$9.7	$7.5

2003
First quarter	$8.2	$6.1
Second quarter	$10.1	$7.9
Third quarter	$10.0	$7.7
Fourth quarter	$11.5	$8.0

2004
First quarter	$13.1	$9.7

          The following table sets forth the monthly high and low closing prices for Blue Square’s ADSs for the last six months, as reported by the New York Stock Exchange.

	High	Low

2003
December	$11.5	$9.6

2004
January	$13.1	$9.7
February	$11.4	$10.1
March	$11.9	$10.7
April	$11.9	$11.1
May	$11.2	$10.3

          For additional information on Blue Square’s ADSs, see “Item 10.  Additional Information—Memorandum and Articles of Association—Description of Securities—American Depositary Receipts.”

Ordinary Shares

          The following table sets forth the annual high and low closing prices for Blue Square’s ordinary shares for the years 2000, 2001, 2002 and 2003 as reported by the Tel Aviv Stock Exchange.  Shares are traded on the Tel Aviv Stock Exchange in NIS, and the translation of the NIS to dollars has been made at the representative exchange rate of exchange on the last day of each period , as published by the Bank of Israel.

Year	High		Low

	NIS	$	NIS	$
2000 commencing on November 19, 2000	53.4	13.7	48.9	12.1
2001	78.5	17.8	51.1	12.2
2002	78.8	16.6	35.1	7.4
2003	50.2	11.5	29.4	6.7

          The following table sets forth the quarterly high and low closing price for Blue Square’s ordinary shares for the quarters set forth below, as reported by the Tel Aviv Stock Exchange.  The translation into dollars has been made at the representative rate of exchange on the last day of each period, as published by the Bank of Israel.

2002	High		Low

	NIS	$	NIS	$
First Quarter	78.8	16.9	70.3	15.1
Second quarter	71.2	14.9	53.1	11.1
Third quarter	57.5	11.8	46.2	9.5
Fourth quarter	45.4	9.6	35.1	7.4

2003	High		Low

	NIS	$	NIS	$
First Quarter	38.5	8.2	29.4	6.3
Second Quarter	44.6	10.4	35.6	8.3
Third Quarter	43.9	9.9	34.4	7.7
Fourth Quarter	50.2	11.5	35.0	8.0

2004	High		Low

	NIS	$	NIS	$
First Quarter	57.8	12.8	44.1	9.7

          The following table sets forth the monthly high and low closing prices for Blue Square’s ordinary shares for the last six months, as reported by the Tel Aviv Stock Exchange.  The translation into dollars is based on the representative rate of exchange on the last day of each period, as published by the bank of Israel.

	High		Low

	NIS	$	NIS	$
2003
December	50.2	11.5	42.8	9.8

2004
January	57.8	12.9	44.1	9.8
February	49.5	11.0	44.5	9.9
March	52.9	11.7	47.9	10.6
April	52.9	11.5	50.5	11.0
May	51.1	11.2	47.5	10.4

          For additional information on our ordinary shares, see “Item 10.  Additional Information—Memorandum and Articles of Association Description of Securities—Ordinary Shares.

B.      Plan of Distribution.
          Not applicable.

C.      Markets.

          Our ADSs, each representing one ordinary share and evidenced by an American depositary receipt, or ADR, have been traded on the New York Stock Exchange, Inc. under the symbol “BSI” since July 1996.  The ADRs were issued pursuant to a Depositary Agreement Blue Square entered into with The Bank of New York.

          On November 2000, our ordinary shares began trading also on the Tel Aviv Stock Exchange.

D.      Selling Shareholders.

          Not applicable.

E.      Expenses of the Issue.

          Not applicable.

ITEM 10.       ADDITIONAL INFORMATION

          A.          Share Capital.

          Not applicable.

          B.          Memorandum and Articles of Association.

Securities Registers

          Our transfer agent and register is The Bank of New York and its address is 1 Wall Street, New York, New York 10286.

Objects and Purposes

          According to Section 4 of our Articles of Association the company shall engage in any legal business.  Article 3 of our Articles of Association provides that our purpose is to act pursuant to business consideration to make profit. The company may contribute a reasonable amount for an appropriate object even if the contribution is not within the said business considerations.

Private Placements

          Under our Articles of Association, resolutions of the board of directors regarding a private placement of our shares constituting, or securities convertible into, more than ten percent of our outstanding share capital require the approval of Blue Square’s shareholders.

Board of Directors

          Under our Articles of Association the board of directors shall not, without the affirmative vote of at least seventy five percent (75%) of the members of the board of directors who participate and vote at a meeting of the board of directors, resolve to do any of the following: a) approve the annual budget of the Blue Square group;  b) approve any material transaction and material action involving the Blue Square group; c) appoint the senior officers of the Blue Square group and determine their terms of employment; d) appoint the chairman of the board of directors of Blue Square and determine the terms of his or her service; e) approve the issuance of securities of Blue Square or securities of other companies of the Blue Square group; f) approve the entering into new lines of business by the Blue Square group;  or g) determine the signatory rights in the Blue Square group.

          In addition, the Israeli Companies Law requires that certain transactions, actions and arrangements be approved as provided for in a company’s articles of association and in certain circumstances by the audit committee and by the board of directors itself.  Those transactions that require such approval pursuant to a company’s articles of association must be approved by its board of directors.  In certain circumstances, audit committee and shareholder approval is also required.  The vote required by the audit committee and the board of directors for approval of such matters, in each case, is a majority of the directors participating in a duly convened meeting, except as described in the previous paragraph.  Under the Israeli Companies Law, the audit committee is to be comprised of at least three members appointed by the board of directors, which members must include all of the external directors, but excluding the chairman of the board of directors, a controlling shareholder or his relative and any director employed by the company or who provides services to the company on a regular basis.

          The Israeli Companies Law requires that a member of the board of directors or senior management of the company promptly disclose any personal interest that he or she may have (either directly or by way of any corporation in which he or she is, directly or indirectly, a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager) and all related material information known to him or her, in connection with any existing or proposed transaction by the company.  In addition, if the transaction is an extraordinary transaction (that is, a transaction other than in the ordinary course of business, otherwise than on market terms, or is likely to have a material impact on the company’s profitability, assets or liabilities), the member of the board of directors or senior management must also disclose any personal interest held by his or her spouse, siblings, parents, grandparents, descendants,spouse’s descendants and the spouses of any of the foregoing.

          Once the member of the board of directors or senior management complies with the above disclosure requirement, a company may approve the transaction in accordance with the provisions of its articles of association.  Further, under our articles of association, subject to the provisions of the Companies Law, (i) a transaction between us and an our officer or a person that controls us or (ii) a transaction between us and another person in which an officer of ours or a person that controls us has a personal interest, which transaction is not in any such case extraordinary (Ordinary Interested Transactions), will be approved by us in the following manner:

          By the Board of Directors, or by the Audit Committee, or by the Chief Executive Officer with two directors that have no personal interest in the transaction, or by another body authorized by the Board of Directors, whether such body is authorized by the Board of Directors by means of a specific resolution or by board practice, or whether such body is granted authority by means of a general authorization, an authorization for a particular type of transaction or an authorization for a particular transaction.

          The approval of Ordinary Interested Transactions by the bodies or persons may be done by means of an approval of a particular type of transaction or an approval of a particular transaction. The approval must confirm that the transaction is not adverse to the company’s interest.  Furthermore, if the transaction is an extraordinary transaction, then, in addition to any approval stipulated by the articles of association, it also must be approved by the company’s audit committee and then by the board of directors, and, under certain circumstances, by a meeting of the shareholders of the company.  Under the provisions of the Israeli Companies Law, an office holder who has a personal interest in a matter, which is considered at a meeting of the board of directors or the audit committee, may not be present at this meeting or vote on this matter, unless it is not an extraordinary transaction  as defined in the Israeli Companies Law. However, if the majority of the directors have a personal interest in a matter, they shall be allowed to participate and vote on this matter, but an approval of the transaction by the shareholders in the general meeting shall be required.

          Our Articles of Association provide that, subject to the Israeli Companies Law, all actions executed by the board of directors or by a committee thereof or by any person acting as a director or a member of a committee of the board of directors or by the general manager will be deemed to be valid even if, after their execution, it is discovered that there was a flaw in the appointment of these persons or that any one of these persons was disqualified from serving at his or her office.

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

          According to the Israeli Companies Law, a contract of a company with its directors, regarding their conditions of service, including the grant to them of exemption from liability from certain actions, insurance, and indemnification as well as the company’s contract with its directors on conditions of their employment, in other capacities, require the approval of the audit committee, the board of directors, and the shareholders.

Description of Securities

Ordinary Shares

          The following is a description of our ordinary shares.  Our authorized share capital is 100,000,000 ordinary shares, par value NIS 1.0 per share.

          The ordinary shares do not have preemptive rights, preferred right or any other right to purchase the company’s security. Neither our Articles of Association nor the laws of the State of Israel restrict the ownership or voting of ordinary shares by non-residents of Israel, except for subjects of countries which are enemies of Israel.

          Transfer of Shares.  Fully paid ordinary shares are issued in registered form and may be freely transferred pursuant to our Articles of Association unless that transfer is restricted or prohibited by another instrument.

          Notices.  Under the Israeli Companies Law and our Articles of Association, we are required to publish notices in two daily newspapers at least 14 calendar days’ prior notice of an ordinary shareholders’ meeting and at least 21 calendar days’ prior notice of any shareholders’ meeting in which the agenda includes matters which may be voted on through voting instruments. According to the Israeli Companies Law and its regulations for purposes of determining the shareholders entitled to notice and to vote at such meeting, the board of directors may fix the record date not more than 40 nor less than four calendar days prior to the date of the meeting, provided that an announcement regarding the general meeting shall be given prior to the record date.

          Election of Directors.  Our ordinary shares do not have cumulative voting rights in the election of directors.  As a result, the holders of ordinary shares representing more than 50% of our ordinary shares and voting power have the power to elect all of our directors, other than our external directors, whose election requires, in addition to the vote of a majority of shareholders, that at least one-third of the non-controlling shareholders who participate in the vote, vote for their nomination, or that less than one percent of the non-controlling shareholders vote against their nomination.  Currently, Bronfman-Alon has the power to elect all of our directors other than our two external directors.  See “Item 3.  Key Information–Risk Factors–Bronfman-Alon is able to control the outcome of matters requiring shareholder approval.”

          Dividend and Liquidation Rights.  Our profit, in respect of which resolution was passed to distribute them as dividend or bonus shares, shall be paid on account of the nominal value of shares held by the shareholders. In the event of Blue Square’s liquidation, the liquidator may, with the general meeting’s approval, distribute parts of the company’s property In specie among the shareholders and he may, with similar approval, deposit any part of the company’s property with trustees in favor of the shareholders as the liquidate, with the approval mentioned above deems fit.

          Voting, Shareholders’ Meetings and Resolutions.  Holders of ordinary shares are entitled to one vote for each ordinary share held on all matters submitted to a vote of shareholders.  The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present, in person or by proxy, or who has sent the company a voting instrument indicating the way in which he is voting, who hold or represent, in the aggregate, 50% or more of the voting rights of our outstanding share capital.  A meeting adjourned for lack of a quorum is adjourned to the same day in the following week at the same time and place or any time and place as prescribed by the board of directors in notice to the shareholders. At the reconvened meeting one shareholder at least, present in person or by proxy constitute a quorum subject to the provisions of section 79 of the Israeli Companies Law.

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

          Under our Articles of Association, a private placement of Blue Square’s shares constituting, or securities convertible into, more than ten percent of Blue Square’s outstanding share, requires the approval of the board of directors and Blue Square’s shareholders.

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

Value of the Underlying Deposited Securities

          Upon receipt of notice of any meeting or solicitation of consents or proxies of holders of ordinary shares, the Depositary has agreed to mail to holders of ADRs registered on the books of the Depositary, a notice in English containing (a) the information contained in the notice received by the Depositary, (b) a statement that each holder of ADRs at the close of business on a specified record date will be entitled, subject to the applicable provisions of law and to Blue Square’s Articles of Association, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the ordinary shares represented by the ADSs evidenced by that holder’s ADRs, and (c) a statement as to the manner in which instructions may be given, including, when applicable, an express indication that instructions may be given, or, if applicable, deemed given in accordance with the Deposit Agreement to the Depositary to give a discretionary proxy to a person designated by Blue Square.  Upon the written request of a holder of ADRs on the record date received on or before the date established by the Depositary for such purpose, the Depositary has agreed to endeavor, insofar as practicable and subject to the applicable provisions of law, the Deposit Agreement and Blue Square’s Articles of Association, to vote or cause to be voted the ordinary shares represented by the ADSs in accordance with any instruction set forth in such request.  Blue Square has agreed, without increasing its obligations or potential liability to the holders of ADRs, to provide notice, to the extent practicable, of any meeting of holders of ordinary shares or shareholders generally to the Depositary sufficiently in advance of such meeting in order to enable the Depositary to vote or cause to be voted the ordinary shares represented by ADSs in accordance with the Deposit Agreement.  The Depositary shall not vote or attempt to exercise the right to vote that attaches to the ordinary shares or other deposited securities, other than in accordance with such instructions or deemed instructions.  If after complying with the procedures set forth in this paragraph, the Depositary either (a) does not receive instructions from the owner of an ADR, or (b) receives instructions that have been left blank on or before the date established by the Depositary for such purposes, the Depositary gives a discretionary proxy to vote the ordinary shares evidenced by that ADR to a person designated by Blue Square; provided, however, that in the case of (a) above, no such discretionary proxy shall be given with respect to any matter as to which Blue Square informs the Depositary, and Blue Square agrees to provide such information as promptly as practicable in writing that (1) Blue Square does not wish such proxy given or the proxy would not be valid under applicable Israeli law, (2) such proposition involves any solicitation of opposing proxies, or (3) such proposition authorizes the liquidation or dissolution of Blue Square or any merger or consolidation or other transaction involving the acquisition of a majority of Blue Square’s outstanding ordinary shares which requires the consent of the holders of Blue Square’s ordinary shares, including the deposited securities.

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

General

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

          C.          Material Contracts.

          Pursuant to an Agreement, dated January 31, 2001, with HID International Distribution France (HID), as amended, we have been granted the exclusive rights in Israel to distribute products under the private label, “Leader Price,” owned by a leading French retailer which markets its products in 30 countries around the world. These exclusivity rights are dependent on HID continuing to have the exclusive rights granted to it by Geimax SA, the owner of the “Leader Price” trademark.  The initial term of the agreement is for seven years, and it will be automatically renewed for an additional period of nine years unless either party notifies the other of its intention not to renew the agreement for reasonable cause within one year prior to the expiration of the initial term.

          The amount purchased under this agreement has decreased substantially in the year, and therefore this agreement is no longer material to us.

          For a summary of other material contracts, see “Item 4.  Information on Blue Square—Property, Plants and Equipment,” “Item 4.  Information on Blue Square – Change in Control”, “Item 5.  Operating and Financial Review and Prospects – Liquidity and Capital Resources – Debentures”, “Item 6.  Directors, Senior Management and Employees—Board Practices—Exculpation, Insurance and Indemnification of Directors and Officers—Limitations on Insurance and Indemnification,” “Item 6.  Directors, Senior Management and Employees – C. Employees”, “Item 7.  Major Shareholders and Related Party Transactions—Related Party Transactions,” “Item 10.  Additional Information—Memorandum and Articles of Association—Description of Securities—American Depositary Receipts” and our consolidated financial statements and notes included elsewhere in this annual report.

          D.          Exchange Controls.

          Israeli law and regulations do not impose any material foreign exchange restrictions on non-Israeli holders of our ordinary shares.  In May 1998, a new “general permit” was issued under the Israeli Currency Control Law, 1978, which removed most of the restrictions that previously existed under the law and enabled Israeli citizens to freely invest outside of Israel and freely convert Israeli currency into non-Israeli currencies.

          Dividends, if any, paid to holders of our ordinary shares, and any amounts payable upon our dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of our ordinary shares to an Israeli resident, may be paid in non-Israeli currency or, if paid in Israeli currency, may be converted into freely repatriable dollars at the rate of exchange prevailing at the time of conversion.

          E.          Taxation

Israeli Tax Considerations

          General

          The following is a summary of the current tax laws of the State of Israel as they relate to us and to our shareholders. Also included is a discussion of the material Israeli tax consequences to for persons purchasing our ordinary shares or ADSs (Shares).

          The discussion is based on legislation yet to be subject to judicial or administrative interpretation, there can be no assurance that the views expressed herein will accord with any such interpretation in the future. This discussion is not intended and should not be construed as legal or professional tax advice and does not cover all possible tax considerations.

          Israeli Tax Reform

          On July 24, 2002, the Israeli Parliament enacted income tax reform legislation (Tax Reform). The Tax Reform introduced fundamental and comprehensive changes to Israeli tax laws. Most of the legislative changes took effect on January 1, 2003. The Tax Reform introduced a transition from a primarily territorial-based tax system to a personal-based system of taxation with respect to Israeli residents, and resulted in significant amendment of the international taxation provisions, and in new provisions concerning the taxation of capital markets including the abolishment of currently “exempt investment routes” (e.g., capital gains generated by individuals from the sale of securities traded on the Tel-Aviv Stock Exchange).

          It should be noted that various issues related to the Tax Reform remain unclear in view of the legislative language utilized. The analysis below is therefore based on our current understanding of the new legislation.

          It should be noted that, as stipulated and derived from the dual listing and due to the Tax Reform legislation, the Shares are no longer regarded and defined as “foreign traded securities” and thus certain associated Israeli tax aspects will accordingly be subject to change as discussed below.

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

Capital Gains Tax

          General

          Israeli law imposes a capital gains tax on the sale of capital assets by an Israeli resident and on the sale of capital assets located in Israel or the sale of direct or indirect rights to assets located in Israel, including on the sale of the Shares by some of our shareholders (see discussion below). The Israeli Tax Ordinance distinguishes between “Real Gain” and “Inflationary Surplus”. Real Gain is the excess of the total capital gain over Inflationary Surplus computed on the basis of the increase in the Israeli CPI between the date of purchase and the date of sale. The Real Gain accrued upon the sale of an asset, other than trading securities, purchased on or after January 1, 2003 is taxed at an applicable 25% rate, both for individuals and for corporations, as opposed to the previous 36% rate applicable to corporations, and to the marginal tax rate of up to 50% (49% as of January 1, 2004) applicable to individuals with respect to sale transactions effected prior to January 1, 2003.

          Real Gains derived from the disposal after January 1, 2003 of an asset, other than trading securities, purchased prior to that date will be subject to capital gains tax at a blended rate. The previous capital gains tax rate (36% for a corporation and a marginal tax rate of up to 50% (49% as of January 1, 2004) for individuals) will apply to the total gain amount realized in the same ratio as the ratio which the holding period commencing on the acquisition date and terminating on January 1, 2003 bears to the total holding period. The remainder of the gain realized will be subject to capital gains tax at the beneficial 25% rate.

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

          The Inflationary Adjustments Law includes provisions concerning taxation on gains derived from the sale of traded securities. These provisions apply to most corporate shareholders and to certain individuals. There is some uncertainty as to whether these provisions also apply to foreign corporations that hold our shares because non-resident companies are not expressly exempt from them. A shareholder who is subject to the Inflationary Adjustments Law will be taxed, upon the sale of his or her Shares, on the full amount of his or her gain at the tax rate applicable to that shareholder (36% for a corporation and a marginal tax rate of up to 50% (49% as of January 1, 2004) for individuals). It should be noted that the Tax Reform has not altered significantly the legal situation concerning this aspect.

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

          The shareholder will be subject to tax at a rate of 15% on realized real capital gain. To the extent that the shareholder claims a deduction of financing expenses or the sale is to a relative as defined in the Israeli Tax Ordinance, the gain will be subject to tax at a rate of 25%.

•	Sale of Shares Purchased after the listing on the Tel Aviv Stock Exchange and before January 1, 2003

          The shareholder will be subject to tax on the gain derived commencing from January 1, 2003 at a rate of 15%. The cost value of the shares for the purpose of the gain computation will be based on the average price of the shares during the last three trading days preceding January 1, 2003 or the adjust original cost of the shares, whichever is higher. In the last case, the capital loss that might be offset is the difference between the adjusted average value and the value of the shares at the date of the sale. To the extent that the taxpayer claims a deduction of financing expenses or the sale is to a relative as defined in the Israeli tax Ordinance, the gain will be subject to tax at a rate of 25%.

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

          Gain (or loss) accrued from January 1, 2003 until the actual sale of the shares will be subject to tax at a rate of 15%. The cost value of the shares for purposes of gain computation will be based on the average price of the shares during the last three trading days preceding January 1, 2003. To the extent that the taxpayer claims a deduction of financing expenses or the sale is to a relative as defined in the Israeli tax Ordinance, the gain will be subject to tax at a rate of 25%.

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

          Withholding at source from capital gains upon the sale of traded securities

          As of the commencement of the Tax Reform, Israeli stockbrokers are obliged to withhold tax upon the sale of traded securities. The applicable withholding tax rate is 15% from the real gain.  According to the Israeli tax guidelines, certain assessees could elect that the 0.5% or 1% tax rate will be a final tax without the ability to set off losses, exemptions, etc.

Dividends

          The distribution of dividend income, other than bonus shares (stock dividends), to Israeli residents who purchased our Shares will generally be subject to income tax at a rate of 25% for individuals and will be exempt from income tax for resident corporations.

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

Taxation of Residents of the United States Under the US Treaty

          Residents of the United States will generally be subject to withholding tax in Israel on dividends paid, if any, on Shares. Generally, under the Convention between the Government of the United States and the Government of the State of Israel with respect to Taxes on Income (US Treaty), the maximum rate of withholding tax on dividends paid to a holder of Shares who is a resident of the United States (as defined in the US Treaty) will be 25%.

          The US Treaty exempts from taxation in Israel any capital gain realized on the sale, exchange or other disposition of Shares by a holder that is a resident of the United States for purposes of the US Treaty, unless the above holder owns directly or indirectly, 10% or more of our voting stock at all times during the 12-month period preceding such sale, exchange or other disposition or unless the above shareholder is an individual and was present in Israel for more than 183 days during the relevant taxable year. However, under the US treaty, residents of the United States (as defined in the US Treaty) would be permitted to claim a credit for this tax against U.S. federal income tax imposed on the sale, exchange or other disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The US treaty does not relate to U.S. state or local taxes.

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

Repatriation

          Non-residents of Israel who acquire any of the Shares of Blue Square will be able to repatriate dividends, liquidation distributions and the proceeds from the sale of such ADSs or ordinary shares, into in non-Israeli currencies at the rate of exchange prevailing at the time of repatriation, provided that any applicable Israel income tax has been paid, or withheld, on such amounts if applicable.

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

          Taxation of Dividends Paid on Ordinary Shares

          A U.S. holder will be required to include in gross income as ordinary income the amount of any distribution paid on ordinary shares, including any Israeli taxes withheld from the amount paid, on the date the distribution is received to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for United States federal income tax purposes.  Distributions received by a U.S. holder who is an individual from a “qualified foreign corporation” are taxed at the top rate of 15%. The individual must hold the ordinary shares for more than 60 days during the 120 day period beginning 60 days before the ex-dividend date in order for the distribution to be eligible for this rate of tax. A “qualified foreign corporation” is (1) a foreign corporation with shares that are readily tradable on an established securities market in the United States including ordinary shares and ADSs or (2) a foreign corporation that is eligible for benefits under a comprehensive income tax treaty with the United States. A “qualified foreign corporation” does not include any foreign corporation which for the taxable year of the corporation in which the dividend was paid or the preceding taxable year is a passive foreign investment company.  Distributions made by a foreign corporation that is not a “qualified foreign corporation” are taxed at a maximum rate of 35%. Distributions in excess of these earnings and profits will first be applied against and will reduce the U.S. holder’s tax basis in the ordinary shares and, to the extent the distribution is in excess of such tax basis, will be treated as gain from the sale or exchange of the ordinary shares.

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

          Alternatively, a U.S. holder of PFIC stock which is publicly traded could elect to mark the stock-to-market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the holder’s fair market value of the PFIC stock and the adjusted basis in the PFIC stock.  Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. holder under the election for prior taxable years.  If the mark-to-market election were made, then the rules set forth above would not apply for periods covered by the election.  However, the character of any gain or loss realized by a U.S. holder on the disposition of ordinary shares of a foreign corporation that does not qualify as a PFIC for the year of disposition (but for which an election to apply the mark-to-market regime had been made in a prior year) is capital.

          Blue Square believes that it was not a PFIC in 2003.  However, the tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination.  Accordingly, there can be no assurance that Blue Square will not become a PFIC.  If Blue Square determines that it has become a PFIC, Blue Square will notify its U.S. holders and provide them with the information necessary to comply with the QEF rules.  U.S. holders who hold ordinary shares during a period when Blue Square is a PFIC will be subject to the foregoing rules, even if Blue Square ceases to be a PFIC, subject to certain exceptions for U.S. holders who made a QEF election.  U.S. holders are urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to Blue Square’s ordinary shares and ADSs in the event that Blue Square qualifies as a PFIC.

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

          Information Reporting and Back-up Withholding

          U.S. holders generally are subject to information reporting requirements with respect to dividends paid in the United States on ADSs or ordinary shares.  U.S. holders are also generally subject to back-up withholding at a rate of up to 25% on dividends paid in the United States on ordinary shares unless the U.S. holder provides IRS Form W-9 or otherwise establishes an exemption.  U.S. holders are subject to information reporting and back-up withholding at a rate of up to 25% on proceeds paid from the disposition of ADSs or ordinary shares unless the U.S. holder provides IRS Form W-9 or otherwise establishes an exemption.

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

          F.          Dividends and Paying Agents.

          Not applicable.

          G.          Statement by Experts.

          Not applicable.

          H.          Documents on Display.

          Blue Square is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and fulfills the obligation with respect to these requirements by filing reports with the Securities and Exchange Commission (SEC).  You may read and copy any document Blue Square files with the SEC without charge at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549.  Copies of that material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates.  Please call the SEC at l-800-SEC-0330 for further information on the public reference room.  Recent reports filed by Blue Square with the SEC can also be accessed at the SEC’s web site, www.sec.gov.

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

ITEM 11.       QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Sensitivity

          The table below provides information about Blue Square’s financial instruments that are sensitive to changes in interest rates.

	December 31, 2003

	Expected Maturity (NIS in thousands)

	2004	2005	2006	2007	2008	from 2009 and thereafter	Total

Long term loans from banks Linked to the CPI – 4.9% (average fixed rate as of December 31, 2003)	64,575	59,862	103,170	14,127	-	-	241,734

Long term loans from Bank – unlinked
Average Fixed Rate (7.4%)	33,683	26,363	50,000	-	-	-	110,046

Variable Rate	74,890	29,054	3,508	-	-	-	107,452

	108,573	55,417	53,508	-	-	-	217,498

Debentures - Linked to the CPI - fixed rate (5.9%) (1)	-	-	-	-	-	200,000	200,000

Convertible Debentures (1)	-	-	-	66,666	-	133,334	200,000

(1)  See also “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Debentures”.

Inflation Risks and Exchange Rate Risks

          In accordance with Israeli Accounting Standards No. 12 and No. 17 adopted by the Israeli Accounting Standards Board, our financial statements will cease to be adjusted for inflation in Israel for periods beginning on or after January 1, 2004. The amounts included in our financial statements as of December 31, 2003 will serve as the starting point for nominal financial reporting beginning January 1, 2004. The adoption of Standard No. 12 could have material adverse effect on our results of operations. As a result of the adoption of these standards, our assets and revenues will cease to be adjusted for inflation in Israel, while the repayment of interest and principal under most of our loans and all debentures will continue to be linked to the Israeli CPI as provided in our loan and debenture agreements. As a result, an increase in inflation would have the effect of increasing our financial expenses without any offsetting increase in our assets and revenues on our financial statements, leading to lower reported earnings and shareholders equity. The extent of this effect on our financial statement would be dependent on the rate of inflation in Israel.

          The table below provides information about the CPI and the “known index”:

	CPI	The “known index”

2001	1.41%	1.41%
2002	6.5%	6.7%
2003	(1.9)%	(2)%

          The table below provides an analysis of monetary assets and liabilities by currency and linkage as of December 31, 2003:

	Israeli Currency		Other Currencies especially the Yen

	Unlinked	Linked to the Israeli CPI

	NIS in thousands

Cash and cash equivalents	61,204	-	2,051
Marketable securities	15,137	-	-
Trade receivables	510,532	-	2,440
Other accounts receivables	64,002	46,809	-
Investments in affiliates	-	2,041	-

	650,875	48,850	4,491

Short-term credit from banks	6,653	-	32,720

Trade payables	698,076	-	2,550

Other accounts payables	356,740	5,183	-

Long term loans from banks including current maturities	217,498	241,734	-

Debentures including current maturities	-	400,000	-

	1,278,967	646,917	35,270

Monetary liabilities, net	628,092	598,067	30,779

ITEM 12.       DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

                        Not applicable.

PART II

ITEM 13.       DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

                        Not applicable.

ITEM 14.       MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. to E.  Not applicable.

ITEM 15.      CONTROLS AND PROCEDURES

Quarterly Controls Evaluation

          (a) Disclosure Controls and Procedures. We performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that the material financial and non-financial information required to be disclosed on Form 20-F and filed with the Securities and Exchange Commission is recorded, processed, summarized and reported timely. Based on our evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15(d) –15(e) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report are effective. Notwithstanding the foregoing, there can be no assurance that our disclosure controls and procedures will detect or uncover all failures of persons within Blue Square to disclose material information otherwise required to be set forth in our reports.

          (b) Internal Control Over Financial Reporting. There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2003 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.       [RESERVED]

ITEM16A.   AUDIT COMMITTEE FINANCIAL EXPERT

          The Board of Directors has determined that Zeev Vurembrand is an “audit committee financial expert” as defined in Item 16A of Form 20-F.

ITEM 16B.   CODE OF ETHICS

          As of the date of this annual report, we have not adopted a code of ethics that applies to our Chief Executive Officer, President, Chief Financial Officer, Corporate Controller and employees. We expect to adopt a code of ethics in the very near future.

ITEM 16C.   ACCOUNTANTS’ FEES AND SERVICES

          Kost Forer Gabbay & Kasierer (Kost Forer), a member of Ernst & Young Global and Luboshitz Kasierer, an affiliate member of Ernst & Young International, have served as our independent public accountants for each of the fiscal years in the two-year period ended December 31, 2003, for which audited financial statements appear in this Annual Report on Form 20-F.

          The following table presents the aggregate fees for professional services and other services rendered by such accountants to us in 2003 and 2002.

	2003 (1)	2002 (2)

	(In Thousands NIS)	(In Thousands NIS)

Audit Fees (3)	707,999	506,302
Tax Fees (4)	300,000	97,250
All Other Fees (5)	394,567	521,389

TOTAL	1,402,566	1,124,941

(1)	Fees paid to Kost Forer

(2)	Fees paid to Luboshitz Kasierer

(3)

Audit Fees consist of fees billed for the annual audit services  engagement and other audit services, which are those services that only the external auditor can reasonably provide, and include the group audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the SEC.

(4)

Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from taxing authority; tax planning services; and expatriate tax planning and services.

(5)	All Other Fees include fees billed for data security reviews, treasury control reviews and process improvement and advice.

Audit Committee Pre-Approval Policies and Procedures

          Our audit committee’s main role is to assist the Board of Directors in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing and reporting practices of the Company. The Audit Committee oversees the appointment, compensation, and oversight of the public accounting firm engaged to prepare or issue an audit report on the financial statements of the Company. Our audit committee expects to adopt a pre-approval policy for non-audit services in the very near future.

PART III

ITEM 17.       FINANCIAL STATEMENTS

          The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 18.       FINANCIAL STATEMENTS

          We have responded to Item 17 in lieu of this item.

ITEM 19.       EXHIBITS

          The exhibits filed with or incorporated into this annual report are listed in the index of exhibits below.

Exhibit No.	Description

1.1	Memorandum of Association of the Registrant (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-1 (File No. 333-05024)).

1.2	Articles of Association of the Registrant adopted in August 2001 (incorporated by reference to Exhibit 1.2 to Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2001).

1.3	Amendments to Articles of Association of the Registrant adopted in January 2004.

2.1	Form of Deposit Agreement (incorporated by reference to Exhibit (a) to the Registration Statement on Form F-6 (File No. 333-05158)).

4.1

Service Agreement made and entered into on the 1st day of January 1990 between Blue Square Chain (Super Super) Ltd. and Blue Square Chain (Hyper Hyper) Ltd. (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-1 (File No. 333-05024)).

4.2

Supply Agreement made and entered into on the 1st day of January 1990 between Blue Square Chain (Super Super) Ltd. and Blue Square Chain (Hyper Hyper) Ltd. (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-1 (File No. 333-05024)).

4.3

Management Agreement made and entered into on July 23, 1996 between Blue Square Chain Investments & Properties Ltd. and the Registrant (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form F-1 (File No. 333-05024)).

4.4

An Agreement to Loan Employees made and entered into on July 23, 1996 between Blue Square Chain Properties (Hyper Hyper) Ltd. and the Registrant (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-1 (File No. 333-05024)).

4.5

Agreement made and entered into on July 25, 1996 between the Registrant and Blue Square Chain (Hyper Hyper) Ltd. regarding property selection (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form F-1 (File No. 333-05024)).

Exhibit No.	Description

4.6

Registration Rights Agreement, dated as of July 25, 1996, by and among the Registrant and Co-Op Blue Square Consumers Cooperative Society Ltd. (incorporated by reference to Exhibit 10.15 to the Registration Statement on Form F-1 (File No. 333-05024)).

4.7

Services Agreement made and entered into on July 1, 1996 between the Registrant and Co-Op Blue Square Consumers Cooperative Society Ltd. (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-1 (File No. 333-05024)).

4.8

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

4.10

Agreement, dated as of July 6, 2000, by and between the Registrant and Co-Op Blue Square Consumers Cooperative Society Ltd. (incorporated by reference to Exhibit 4.11 to Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2000).

4.11	Form of Letter of Exemption and Indemnity adopted in February 2001 (incorporated by reference to Exhibit 4.13 to Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2000).

4.12

Form of Letter of Exemption and Indemnity (English translation accompanied by the Hebrew original). (incorporated by reference to Exhibit 4.14 to Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2001)

4.13

Special Collective Agreement made on the 28th day of May 1996 between Co-Op Blue Square Consumers Cooperative Society Ltd., the Registrant and The New Federation of Labor in Israel/The Federation of Clerical, Administrative and Services Employees and Consumers Cooperative Union–Central Cooperative Society Ltd. (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-1 (File No. 333-05024)).

Exhibit No.	Description

4.14

Special Collective Agreement made on the 3rd day of September 2000 between Blue Square and The New Federation of Labor in Israel/The Federation of Clerical, Administrative and Services Employees / the Commercial Section Employees and the committee of Blue Square employees. (English summary accompanied by the Hebrew original) (incorporated by reference to Exhibit 4.16 to Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2001).

4.15

Collective Agreement, made on August 13, 2003, by and among Blue Square – Israel Ltd. and The New Federation of Labor in Israel/The Federation of Clerical, Administrative and Services Employees and the National Committee of the Blue Square Co-Op Employees (English translation).

4.16

Collective Agreement, made on October 15, 2003, by and among Blue Square – Israel Ltd. and The New Federation of Labor in Israel/The Federation of Clerical, Administrative and Services Employees and the National Workers Committee of Blue Square-Israel Ltd (English translation).

4.17

Loan Agreement made on the 5th day of June 1996 between the Registrant and Blue Square Chain Investments & Properties Ltd. (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-1 (File No. 333-05024)).

4.18	Deed of Trust made on August 5, 2003, by and between Blue Square – Israel Ltd. and Israel Discount Bank Trust Company Ltd., together with second schedule (English translation).

4.19

First Schedule to Deed of Trust – Debenture Certificate for Registered Debenture (Series A) of NIS 1 par value each (out of series of NIS 200,000,000 par value Debentures (Series A)) (English translation).

4.20

First Schedule to Deed of Trust – Debenture Certificate for Registered Debenture (Series B) of NIS 1 par value each (out of series of NIS 200,000,000 par value Debentures (Series B)) (English translation).

4.21	Agreement between the Registrant and Blue Square Chain (Hyper Hyper) Ltd. (incorporated by reference to Exhibit 4.21 to Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2002).

8	List of Subsidiaries.

12.(a).1	Certification by CEO pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

12.(a).2	Certification by CFO pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

13.(a).1	Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURE

          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BLUE SQUARE-ISRAEL LTD.

	By:	/s/ Gil Unger

		Name:	Gil Unger
		Title:	President and Chief Executive Officer

	By:	/s/ Emanuel Avner

		Name:	Emanuel Avner
		Title:	Vice President and Chief Financial Officer

Date: June 30, 2004

BLUE SQUARE - ISRAEL LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2003

ADJUSTED TO THE NIS OF DECEMBER 2003

- - - - - - - - - - - - - - - - - - - - - - - -

•	Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel	•	Phone: 972-3-6232525 Fax: 972-3-5622555

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of

BLUE SQUARE - ISRAEL LTD.

          We have audited the accompanying consolidated balance sheet of Blue Square - Israel Ltd. (the “Company”) and  subsidiaries as of December 31, 2003, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audit.

          We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of December 31, 2003, and the consolidated results of operations, changes in shareholders’ equity and cash flows for the year then ended, in conformity with accounting principles generally accepted in Israel, which differ in certain respects from those generally accepted in the United States (see Note 21 to the consolidated financial statements).

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 8, 2004	A Member of Ernst & Young Global

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of
BLUE SQUARE – ISRAEL LTD.

We have audited the accompanying consolidated balance sheet of BLUE SQUARE - ISRAEL LTD. (the “Company”) and subsidiaries as of December 31, 2002, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of the Company and subsidiaries for the year ended December 31, 2001, were audited by other auditors who have ceased operations as a foreign associated firm of the Securities and Exchange Commission Practice Section of the American Institute of Certified Public Accountants and whose report dated March 12, 2002, expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of December 31, 2002, and the consolidated results of operations, changes in shareholders’ equity and cash flows for the year then ended, in conformity with accounting principles generally accepted in Israel, which differ in certain respects from those generally accepted in the United States (see Note 21 to the consolidated financial statements).

LUBOSHITZ KASIERER
An affiliate member of Ernst & Young International

Tel-Aviv, Israel
March 24, 2003

F-2a

This is a copy of the previously issued Independent Public Accountants’ report of Arthur Andersen. The report has not been reissued by Arthur Andersen.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of December 31, 2001, and the consolidated results of operations, changes in shareholders’ equity and cash flows for the year then ended, in conformity with accounting principles generally accepted in Israel, which differ in certain respects from those generally accepted in the United States (see Note 21 to the consolidated financial statements).

As described in Note 2a, the consolidated financial statements referred to above are presented in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.

LUBOSHITZ KASIERER
Arthur Andersen

Tel-Aviv, Israel
March 12, 2002

F-2b

BLUE SQUARE - ISRAEL LTD.

CONSOLIDATED BALANCE SHEETS

Adjusted to the NIS of December 2003

		December 31,		Convenience translation (Note 2o)

				December 31, 2003
		2002	2003

	Note	Adjusted NIS		U.S. dollars

		(In thousands)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		13,707	63,255	14,445
Marketable securities		-	15,137	3,457
Trade receivables	3	517,563	512,972	117,144
Other accounts receivable	4	96,624	118,762	27,120
Inventories	5	330,307	276,113	63,054

		958,201	986,239	225,220

INVESTMENTS IN INVESTEE COMPANIES	6	2,902	3,999	913

FIXED ASSETS, NET	7	*) 2,163,634	2,073,169	473,434

OTHER ASSETS, NET:	8
Goodwill		*) 83,556	82,535	18,848
Deferred charges		24,440	53,738	12,272

		107,996	136,273	31,120

		3,232,733	3,199,680	730,687

*)     Reclassified.

The accompanying notes and the appendix are an integral part of the consolidated financial statements.

BLUE SQUARE - ISRAEL LTD.
CONSOLIDATED BALANCE SHEETS

Adjusted to the NIS of December 2003

		December 31,		Convenience translation (Note 2o)

				December 31, 2003
		2002	2003

	Note	Adjusted NIS		U.S. dollars

		(In thousands)
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term credit from banks and others	9	318,424	212,521	48,532
Trade payables		716,147	700,626	159,997
Other accounts payable and accrued expenses	10	311,807	361,923	82,649

		1,346,378	1,275,070	291,178

LONG-TERM LIABILITIES:
Long-term loans from banks	11	355,320	286,084	65,331
Debentures	12	-	200,000	45,672
Convertible debentures	12	-	200,000	45,672
Deferred taxes	13b	15,858	15,322	3,499
Accrued severance pay	14	23,666	25,599	5,846

		394,844	727,005	166,020

MINORITY INTEREST		152,095	160,265	36,599

CONTINGENT LIABILITIES AND COMMITMENTS	15

SHAREHOLDERS’ EQUITY:
Share capital -
Ordinary shares of NIS 1 par value - Authorized: 100,000,000 shares at December 31, 2003 and 2002; Issued and outstanding: 38,400,000 shares at December 31, 2003 and 2002	16	52,121	52,121	11,902
Additional paid-in capital		741,008	741,008	169,219
Retained earnings:
Dividend declared after balance sheet date		-	198,421	45,312
Unappropriated		546,287	45,790	10,457

		1,339,416	1,037,340	236,890

		3,232,733	3,199,680	730,687

The accompanying notes and the appendix are an integral part of the consolidated financial statements.

March 8, 2004

Date of approval of the financial statements	Mathew Bronfman Chairman of the Board of Directors	David Weissman Vice Chairman and Acting Chairman of the Board of Directors	Emanuel Avner Vice President and Chief Financial Officer

BLUE SQUARE - ISRAEL LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS

Adjusted to the NIS of December 2003

					Convenience translation (Note 2o)

		Year ended December 31
					Year ended December 31 2003

		2001	2002	2003

	Note	Adjusted NIS			U.S. dollars

		(In thousands, except share and per share data)

Sales		5,828,391	5,444,306	5,170,510	1,180,751
Cost of sales		4,215,439	3,974,628	3,777,411	862,619

Gross profit		1,612,952	1,469,678	1,393,099	318,132
Selling, general and administrative expenses	18a	1,296,217	1,250,662	1,190,425	271,849

Operating income		316,735	219,016	202,674	46,283
Financial income (expenses), net	18b	(13,109)	15,900	(48,813)	(11,147)

		303,626	234,916	153,861	35,136

Amortization of goodwill		(5,277)	(5,277)	(5,740)	(1,311)
Other expenses, net	18c	(18,152)	(174,004)	(136,612)	(31,197)

Income before taxes on income		280,197	55,635	11,509	2,628
Taxes on income	13c	107,823	42,078	8,445	1,928

Income after taxes on income		172,374	13,557	3,064	700
Equity in earnings (losses) of affiliates, net		3,561	(363)	742	169
Minority interest		(25,123)	(5,953)	(10,852)	(2,478)

Net income (loss)		150,812	7,241	(7,046)	(1,609)

Earnings (loss) per Ordinary share or ADS		3.93	0.19	(0.18)	(0.04)

Weighted average number of shares or ADS outstanding during the period		38,400,000	38,400,000	38,400,000	38,400,000

The accompanying notes and the appendix are an integral part of the consolidated financial statements.

BLUE SQUARE - ISRAEL LTD.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Adjusted to the NIS of December 2003

			Retained earnings

	Share capital	Additional paid-in capital	Dividend declared after balance sheet date	Unappropriated	Total

	Adjusted NIS

	(In thousands)

Balance as of January 1, 2001	52,121	734,556	-	567,896	1,354,573

Additional paid-in capital for transaction with previous parent cooperative	-	6,452		-	6,452
Dividend paid	-	-	-	(51,984)	(51,984)
Dividend declared after balance sheet date	-	-	58,477	(58,477)	-
Net income	-	-	-	150,812	150,812

Balance as of December 31, 2001	52,121	741,008	58,477	608,247	1,459,853

Dividend paid	-	-	(58,477)	(69,201)	(127,678)
Net income	-	-	-	7,241	7,241

Balance as of December 31, 2002	52,121	741,008	-	546,287	1,339,416

Dividend paid	-	-	-	(295,030)	(295,030)
Dividend declared after balance sheet date	-	-	198,421	(198,421)	-
Net loss	-	-	-	(7,046)	(7,046)

Balance as of December 31, 2003	52,121	741,008	198,421	45,790	1,037,340

	Convenience translation into U.S. dollars (Note 2o)

	(In thousands)

Balance as of January 1, 2003	11,902	169,219	-	124,752	305,873

Dividend paid	-	-	-	(67,374)	(67,374)
Dividend declared after balance sheet date	-	-	45,312	(45,312)	-
Net loss	-	-	-	(1,609)	(1,609)

Balance as of December 31, 2003	11,902	169,219	45,312	10,457	236,890

The accompanying notes and the appendix are an integral part of the consolidated financial statements.

BLUE SQUARE - ISRAEL LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

Adjusted to the NIS of December 2003

	Year ended December 31			Convenience translation (Note 2o)

				Year ended December 31 2003

	2001	2002	2003

	Adjusted NIS			U.S. dollars

	(In thousands)
Cash flows from operating activities:

Net income (loss)	150,812	7,241	(7,046)	(1,609)
Adjustments to reconcile net income (loss) to net cash provided by operating activities (a)	170,739	283,964	265,586	60,650

Net cash provided by operating activities	321,551	291,205	258,540	59,041

Cash flows from investing activities:

Purchase of fixed assets	(287,135)	(243,234)	(138,713)	(31,677)
Acquisition of minority interest in subsidiary	-	-	(865)	(198)
Acquisition of partner’s interest in partnership	-	(6,854)	-	-
Investment grants	-	2,259	-	-
Proceeds from sale of fixed assets	9,120	13,707	29,513	6,740
Proceeds from sale of investment in affiliate	5,926	-	-	-
Collection of receivables from sale of investment in previously consolidated companies (b)	(26)	29,445	-	-
Proceeds from sale of (investments in) marketable securities, net	37,916	5,563	(11,572)	(2,642)
Investment in other assets	(398)	-	-	-

Net cash used in investing activities	(234,597)	(199,114)	(121,637)	(27,777)

Cash flows from financing activities:

Dividend paid	(51,984)	(127,678)	(295,030)	(67,374)
Dividend paid to minority shareholders of subsidiaries	(106)	(24,995)	-	-
Increase (decrease) in the balance with previous parent cooperative, net	(1,841)	15,390	(5,471)	(1,249)
Receipt of long-term loans	222,264	203,724	109,629	25,035
Repayments of long-term loans and debentures	(121,240)	(180,535)	(203,492)	(46,470)
Issuance of debentures and convertible debentures, net of issuance expenses	-	-	393,047	89,757
Short-term credit from banks, net	(134,183)	34,348	(86,038)	(19,648)

Net cash used in financing activities	(87,090)	(79,746)	(87,355)	(19,949)

Increase (decrease) in cash and cash equivalents	(136)	12,345	49,548	11,315
Cash and cash equivalents at the beginning of the year	1,498	1,362	13,707	3,130

Cash and cash equivalents at the end of the year	1,362	13,707	63,255	14,445

Supplemental disclosure of cash flow activities:

Cash paid during the year for interest	40,109	33,103	31,462	7,185

Cash paid during the year for taxes	107,068	108,159	40,861	9,331

The accompanying notes and the appendix are an integral part of the consolidated financial statements.

BLUE SQUARE - ISRAEL LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

Adjusted to the NIS of December 2003

					Convenience translation (Note 2o)

		Year ended December 31
					Year ended December 31 2003

		2001	2002	2003

		Adjusted NIS			U.S. dollars

		(In thousands)
(a)	Adjustments to reconcile net income (loss) to net cash provided by operating activities:

	Income and expenses not involving operating cash flows:

	Depreciation and amortization	149,697	154,138	145,190	33,156
	Minority interest	25,123	5,953	10,852	2,478
	Equity in losses (earnings) of affiliates *)	(3,561)	2,736	(742)	(169)
	Loss from sale, disposal and impairment of fixed assets and investments	13,847	147,772	47,359	10,815
	Deferred taxes, net	(3,126)	(33,886)	(16,571)	(3,784)
	Purchasing power loss (gain) on long-term loans and other liabilities, net	(4,518)	(15,804)	8,530	1,948
	Increase (decrease) in severance pay, net	4,682	(3,282)	14,735	3,365
	Increase in value of marketable securities and deposits	(3,830)	(5,563)	(3,565)	(814)

	Changes in operating assets and liabilities:

	Decrease (increase) in trade receivables and other accounts receivable	(26,716)	31,900	(22,025)	(5,030)
	Decrease (increase) in inventories	(29,667)	8,699	54,161	12,368
	Increase (decrease) in trade payables and other accounts payable	48,808	(8,699)	27,662	6,317

		170,739	283,964	265,586	60,650

	*) Including profit distributions by partnership	-	2,373	-	-

(b)	Increase (decrease) in cash from sale of investments in previously consolidated companies:

	Assets and liabilities of the subsidiaries at date of sale:

	Working capital deficiency (excluding cash and cash equivalents)	(369)	-	-	-
	Fixed assets and investments	26,960	-	-	-
	Collection of receivable (receivable in respect of sale)	(29,445)	29,445	-	-
	Gain on sale	2,828	-	-	-

		(26)	29,445	-	-

(c)	Non-cash transactions:

	Sale of fixed assets on credit	-	2,765	21,861	4,992

	Receivable from sale of investments in previously consolidated companies	29,445	-	-	-

	Cancellation of purchase of fixed assets	-	2,391	-	-

	Purchase of partner’s interest in partnership in consideration for deposit	-	-	6,854	1,565

The accompanying notes and the appendix are an integral part of the consolidated financial statements.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	GENERAL

	a.	Nature of operations:

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

	b.	Acquisition of controlling interest in the Company:

In April 2003, the Tel Aviv District Court announced that Bronfman-Alon Ltd. had been awarded the tender for the acquisition of the shares of the Company held by Co-Op Blue Square Services Society Ltd. (the “previous parent cooperative” or “Co-Op”). Co-Op held approximately 78% of the shares of the Company. In June 2003 the acquisition was completed.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Israel, which differ in certain respects from those generally accepted in the United States, as described in Note 21.

The significant accounting policies that were applied in the preparation of the financial statements, on a consistent basis, are as follows:

	a.	Adjusted financial statements:

General:

The financial statements are presented on the basis of the historical cost convention adjusted for the changes in the general purchasing power of the Israeli currency (“New Israeli Shekel” or “NIS”). The Company maintains its accounts in nominal NIS. The nominal figures are adjusted to NIS of equivalent purchasing power (NIS of December 2003) in conformity with principles prescribed by Statements of the Institute of Certified Public Accountants in Israel, on the basis of changes in the Consumer Price Index (“Israeli CPI”).

Balance sheet:

Nonmonetary items are adjusted in accordance with the changes in the Israeli CPI from the date of acquisition (transaction) to the balance sheet date (as published on January 15, 2004).

Monetary items are presented in the adjusted balance sheet at their nominal value. Comparative data were adjusted to NIS of December 2003.

Investments accounted for by the equity method are based on the adjusted financial statements of the investees.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The adjusted values of nonmonetary items should not be construed as a presentation of realizable values or real economic values, but merely as the original values adjusted for the changes in the general purchasing power of the currency.

Statement of income:

Revenues are adjusted in accordance with the change in the Israeli CPI from transaction date to balance sheet date.

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

	b.	Consolidation of financial statements:

The financial statements of the Company are consolidated with those of its investees that are under its control. The financial statements of jointly-owned investees are consolidated under the proportionate consolidation method. Material intercompany balances and transactions have been eliminated in the consolidated financial statements.

	c.	Cash and cash equivalents:

Cash and cash equivalents include highly liquid investments, including bank deposits the original maturity of which at the date of the deposit does not exceed three months.

	d.	Marketable securities:

Marketable securities are presented at fair value. Changes in fair value are included in the statements of operations.

	e.	Allowance for doubtful accounts:

The allowance for doubtful accounts is specifically computed for accounts the collectibility of which, in the view of management, is doubtful.

	f.	Inventories:

Inventories (mainly merchandise) are stated at the lower of cost or market, cost being determined by the “first-in, first-out” method.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	g.	Investments in affiliates:

Investments in affiliates, in which the Company exercises significant influence, are accounted for by the equity method.

	h.	Fixed assets:

Fixed assets are stated at cost less grants received and accumulated depreciation. Improvements are capitalized, whereas maintenance and repairs are charged to operations as incurred. Borrowing costs incurred in connection with the construction of fixed assets are capitalized during the pre-operating period, according to Accounting Standard No. 3, “Capitalization of Borrowing Costs”, at the Company’s average annual interest rate on borrowings.

Depreciation is computed by the straight-line method over the estimated useful lives of the assets. Annual rates of depreciation are as follows:

%

		Buildings and leasehold land	2
		Furniture, equipment and installations	6 - 33 (mainly 10%)
		Motor vehicles	15 - 20
		Leasehold improvements	The lower of the term of the lease or the estimated useful lives (mainly 10%)

Fixed assets include the cost of internal-use software. The Company expenses all costs related to the development of internal-use software other than those incurred during the application development stage. Costs incurred during the application development stage are capitalized and amortized over the estimated useful life of the software (generally 4 years).

The excess of the acquisition cost of BSIP over the equity purchased, attributed to real estate, is amortized over the useful life of the property.

	i.	Goodwill and deferred charges:

Goodwill is presented at cost and is amortized over the estimated period of benefit of 10 and 20 years (mainly 20 years). The circumstances that warrant an amortization period of 20 years for goodwill generated in the acquisition of the subsidiary, Blue Square Chain Investments and Properties Ltd. (“BSIP”), are as follows:

		1.	The operations of BSIP have been in existence for over 20 years and BSIP has developed a reputation as a leading company in the operation of supermarket chains in Israel.

		2.	Supermarket chains in Israel have a growth potential as a result of the development of the consumer market in Israel.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Debenture issuance costs - these costs are amortized over the term of the debentures on the basis of their outstanding balance.

Deferred charges -prepaid rental expenses and acquisition tax in respect of lease agreements are amortized over the remaining leasehold period.

	j.	Convertible debentures:

Convertible debentures are included on the basis of the probability of their conversion. If conversion is not probable they are recorded as liabilities at their monetary value; if conversion is probable they are presented as a separate caption between liabilities and shareholders’ equity at the higher of their monetary or nonmonetary value.

	k.	Rebates from suppliers:

Current rebates from suppliers are recorded in the financial statements upon receipt.

Rebates due from suppliers for which the Company has no obligation to meet specified purchasing targets, are recorded in the financial statements as purchases from these suppliers are made.

The Company is entitled to certain rebates only upon meeting specified purchasing targets, such as the fulfillment of a minimum annual purchase quota (in quantitative or monetary amounts), or an increase in purchases in comparison with purchases made in previous periods. The rebates are recognized in the financial statements as earned based on a systematic calculation of the extent to which the Company has reached the target, provided it is probable that the final target will be met and the total rebate can be reliably estimated. Estimates as to whether the final target will be met are based, among others, on past experience, the Company’s relationship with the supplier, and the amount of the anticipated purchases for the remaining period. Rebates from suppliers are presented as a reduction of inventories and cost of sales, as applicable.

	l.	Revenue recognition:

Revenues from sales are recognized upon delivery of goods to the customer.

	m.	Deferred taxes:

Deferred taxes are computed for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts deductible for income tax purposes (except temporary differences in respect of land and of fixed assets with depreciable lives in excess of 20 years that arise from adjustments for changes in the Israeli CPI) and for carryforward losses. Deferred taxes are computed at the tax rates expected to apply at the time in which those temporary differences are expected to be recovered or settled based on tax rates enacted

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

or substantially enacted at balance sheet date. Deferred taxes are not provided with respect to taxes that would be incurred if investments in investees were sold, as long as it is probable that the sale of the investment is not expected in the foreseeable future. Dividends distributed from investee companies are nontaxable.

	n.	Impairment of assets:

In February 2003, Accounting Standard No. 15, “Impairment of Assets” was published. The Standard prescribes the accounting treatment and disclosure for impairment of assets. The Standard applies to all assets appearing in the balance sheet other than: (1) inventories, (2) assets arising from construction contracts, (3) assets arising from employee benefits, (4) deferred tax assets and (5) financial assets (except investments in investees that are not subsidiaries). According to the new Standard, if there is any indication that an asset may be impaired, the Company should determine if there has been an impairment of the asset by comparing the carrying amount of the asset to its recoverable amount. The recoverable amount is the higher of an asset’s net selling price and its value in use. Value in use is the present value of estimated future cash flows expected to be generated by the continuing use of an asset and by its disposal at the end of its useful life.

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

As permitted by Standard No. 15, the Company elected early adoption of the Standard as of December 31, 2002.

The Company evaluates impairment separately for each store or other cash-generating unit. In evaluating impairment, the Company considers corporate assets relating to the stores or other cash-generating units as well as indirect costs that are directly attributable, or that can be reasonably and consistently allocated, to the stores or to other units.

The recoverable amount of the cash generating units is determined, in part, by value in use and, in part, by net selling price. In determining the value in use of an asset, the Company uses best available estimates as to the conditions that will prevail during the remaining useful life of the asset and as to the current condition of the asset. In determining the net selling price of an asset, management relies on estimates of the Company’s experts - see also Note 7b.

	o.	Convenience translation into U.S. dollars:

The financial statements as of December 31, 2003 and for the year then ended have been translated into U.S. dollars at the representative rate of exchange on December 31, 2003 (U.S. $1 = NIS 4.379). The translation was made solely for the convenience of the reader.

The U.S. dollar amounts presented in these financial statements should not be construed to represent amounts receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	p.	Linked balances and balances in foreign currency:

Balances in or linked to foreign currency are presented in the financial statements at the representative exchange rates prevailing on balance sheet date.

Balances linked to the Israeli CPI are based on the appropriate index for each linked asset or liability.

Data regarding changes in the Israeli CPI and the exchange rate of the U.S. dollar and the Euro are as follows:

	Israeli CPI	Exchange rate of U.S. dollar	Exchange rate of Euro

Year ended	%

December 31, 2003	(1.9)	(7.6)	11.3
December 31, 2002	6.5	7.3	27.2
December 31, 2001	1.4	9.3	3.8

The exchange rate of the U.S. dollar at December 31, 2003 - $1 = NIS 4.379 (2002 - NIS 4.737 and 2001 - NIS 4.416).

q.	Advertising costs:

Advertising costs are expensed as incurred.

r.	Club member awards:

Expenses in respect of club awards are principally recorded in cost of sales in the period during which the awards are earned through purchases by club members.

s.	Transactions with the previous parent cooperative:

The results of transactions with the previous parent cooperative involving investments and fixed assets were credited to additional paid-in capital.

t.	Earnings (loss) per share:

Earnings (loss) per share are computed in accordance with guidelines prescribed in Opinion No. 55 of the Institute of Certified Public Accountants in Israel. Basic earnings (loss) per share are computed on the basis of the weighted average of the paid-up share capital outstanding during the year, assuming conversion of convertible securities as of the later of the beginning of the year or the date of issuance, if such conversion is probable. Diluted earnings (loss) per share are computed as stated above, plus the effect of the assumed conversion of those convertible securities not included in the computation of basic earnings (loss) per share. If the effect of the assumed conversion of convertible securities is anti-dilutive, they are not included in the computation.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	u.	Use of estimates:

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

	v.	Effects of recently issued accounting pronouncements:

In October 2001, the Israel Accounting Standards Board published Accounting Standard No. 12 with respect to the discontinuance of the adjustment of financial statements, and Accounting Standard No. 13 with respect to the effect of changes in foreign exchange rates. In December 2002, Accounting Standard No. 17 was published and deferred the effective date of Accounting Standards No. 12 and No. 13 to January 1, 2004.

According to Accounting Standards No. 12 and No. 17, which deal with the discontinuance of the adjustment of financial statements, financial statements will cease to be adjusted for inflation in Israel beginning January 1, 2004. Until December 31, 2003, the Company continued to prepare adjusted financial statements in accordance with Opinion No. 36 of the Institute of Certified Public Accountants in Israel. The adjusted amounts included in the financial statements as of December 31, 2003, will serve as the starting point for nominal financial reporting beginning January 1, 2004.

Accounting Standard No. 13 deals with the translation of foreign currency transactions and with the translation of financial statements of foreign operations for incorporation into the financial statements of the reporting enterprise.

The adoption of Standard No. 12 could have an adverse effect on the results of operations of the Company. The extent of the effect is dependent on the rate of inflation and the composition of the assets and sources of financing of the Company.

The Company believes that the effect of Standard No. 13 on its results of operations, financial position and cash flows is not expected to be material.

NOTE 3:-	TRADE RECEIVABLES

	December 31,

	2002	2003

	Adjusted NIS in thousands

Credit card receivables	477,585	472,934
Open accounts and checks receivables	57,940	59,248

	535,525	532,182
Less - allowance for doubtful accounts	17,962	19,210

	517,563	512,972

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:-	OTHER ACCOUNTS RECEIVABLE

		December 31,

		2002	2003

		Adjusted NIS in thousands

	Deferred taxes (see Note 13b)	22,220	7,951
	Prepaid expenses	13,579	18,033
	Government agencies	31,986	46,833
	Receivables from sale of fixed assets and cancellation of purchase of fixed assets	5,250	21,861
	Deposit *)	6,854	-
	Other	16,735	24,084

		96,624	118,762

	*) As for acquisition of partner’s interest in partnership, see Note 6d.

NOTE 5:-	INVENTORIES

Merchandise	319,670	268,897
Parts, raw materials and supplies	10,637	7,216

	330,307	276,113

NOTE 6:-	INVESTMENTS IN INVESTEE COMPANIES

	a.	Investments in affiliates - Composition:

	December 31,

	2002	2003

	Adjusted NIS in thousands

Shares:

Cost of shares	270	270
Post-acquisition earnings, net	946	1,688

	1,216	1,958
Perpetual capital notes (1)	1,259	1,325
Long-term loans (2)	427	716

	2,902	3,999

(1)	Perpetual capital notes are linked to the Israeli CPI and bear interest at an annual rate of 5%.

(2)	The loans are linked to the Israeli CPI and bear interest at an annual rate of 5%. The repayment date has not yet been determined.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-	INVESTMENTS IN INVESTEE COMPANIES (Cont.)

	b.	Change during the year

Adjusted NIS in thousands

Balance as of January 1, 2003	2,902

Equity in earnings of affiliates, net	742
Changes in loans and capital notes, net	355

Balance as of December 31, 2003	3,999

c.	Company’s share of assets, liabilities, revenues and expenses of jointly controlled entities that are consolidated by the proportionate consolidation method:

	December 31,

	2002	2003

	Adjusted NIS in thousands

Current assets	8,557	6,952
Non-current assets	86,076	88,430
Current liabilities	13,697	13,676
Long-term liabilities	7,309	13,721

	Year ended December 31,

	2001	2002	2003

	Adjusted NIS in thousands

Revenues, net	14,609	19,012	19,391
Costs and expenses	14,117	13,701	20,747

d.

A subsidiary owns 50% of the shares of Teco Ltd. (a company consolidated by the proportionate consolidation method), which is engaged in the production and marketing of packaging materials, among others, for Group companies.

As of the date of the approval of the Company’s financial statements, there are some unclear matters between the subsidiary and the other shareholder of Teco regarding the provision of sources of financing to Teco by the shareholders and regarding its future business activities, as a result of which, there are doubts regarding Teco’s ability to continue as a going concern. Furthermore, in view of these unclear matters, the financial statements of Teco as of December 31, 2003, have not yet been approved by the Board of Directors of Teco. The consolidated balance sheet of the Company as of December 31, 2003, includes assets of Teco in the amount of approximately NIS 12 million, and consolidated revenues of the Company for the year then ended include revenues of Teco amounting to approximately NIS 10.6 million. Company’s management believes that following the approval of the aforementioned financial statements of Teco, no material changes, if any, will be required to be made in the consolidated financial statements of the Company in relation to the amounts included in respect of Teco.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-	INVESTMENTS IN INVESTEE COMPANIES (Cont.)

	e.	Acquisition of partner’s interest in partnership:

In November 2002, a subsidiary entered into an agreement with the partner of the Jerusalem Malkha Shopping Center Partnership for the purchase of the partner’s 50% share in the partnership (the remaining 50% is held by the subsidiary) in consideration for approximately NIS 6,850 thousands. Implementation of the agreement was subject to the approval of the Director of the Antitrust Authority, which was obtained in March 2003. The goodwill arising from the above acquisition amounted to NIS 4.1 million.

As of December 31, 2002, the Company had deposited the amount of the consideration with a trustee until the date of final approval.

NOTE 7:-	FIXED ASSETS

	a.	Composition:

	Land and buildings including leasehold land (1)	Leasehold improvements	Furniture, equipment and installations	Motor vehicles	Total

	Adjusted NIS in thousands

Cost:

Balance at January 1, 2003 (*)	1,826,179	397,864	1,192,246	21,420	3,437,709
Additions	27,190	31,257	79,833	433	138,713
Disposals	(52,117)	(10,373)	(55,137)	(1,341)	(118,968)

Balance at December 31, 2003	1,801,252	418,748	1,216,942	20,512	3,457,454

Accumulated depreciation:

Balance at January 1, 2003 (*)	229,649	211,455	677,140	14,720	1,132,964
Provision	22,902	28,628	92,542	1,431	145,503
Eliminated on disposals	(7,807)	(9,345)	(33,935)	(985)	(52,072)

Balance at December 31, 2003	244,744	230,738	735,747	15,166	1,226,395

Impairment of fixed assets (see b below)	(87,105)	(14,612)	(56,171)	-	(157,888)

Net book value at December 31, 2003	1,469,403	173,398	425,024	5,346	2,073,171

Net book value at December 31, 2002 (*)	1,531,919	174,080	450,935	6,700	2,163,634

*)	Reclassified.

(1)	Certain real estate assets which had been transferred to the Company from the previous parent cooperative in 1996 are in the process of being registered under the name of the Company.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:-	FIXED ASSETS (Cont.)

b.

In 2002, due to the continuing slowdown and decline in the activities of the Company’s business environment and due to the initial application of Accounting Standard No. 15 (see Note 2n), the Company recorded in 2002 a loss from impairment of assets in the amount of approximately NIS 141 million (loss of approximately NIS 99 million after taxes and minority interest). During 2003, due to, among others, the closure of stores (see Note 18(c)) and the continuing economic slowdown, the Company recorded a net loss from impairment of assets of approximately NIS 41.6 million (loss of NIS 27 million after taxes and minority interest). This impairment loss is net of a reduction of the impairment provision, recorded during 2002, in the approximate amount of NIS 21 million. The change in the impairment provision reflects updated operating and forecast results of the Company’s management regarding various assets. In calculating the impairment in 2003, based on discounted expected future cash flows, the Company used a discount rate of 8%, which was determined, among others, by an independent expert (2002 - 10%). The impairment loss is included in other expenses, in the statement of operations. The balance of the provision for impairment as of December 31, 2003, is after a reduction for depreciation in correspondence with the depreciation of the related assets and after elimination of the portion of the provision relating to assets that were disposed of during the year.

	c.	Liens, see Note 20.

NOTE 8:-	OTHER ASSETS, NET

	December 31,

	2002	2003

	Unamortized balance	Cost	Accumulated amortization	Unamortized balance

	Adjusted NIS in thousands

Goodwill	83,556	110,163	27,628	82,535

Debenture issuance expenses	24	3,368	124	3,244
Prepaid rental expenses and acquisition tax	10,154	35,995	30,067	5,928
Deferred taxes (see Note 13b)	14,262	44,566	-	44,566

	24,440	83,929	30,191	53,738

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	SHORT-TERM CREDIT FROM BANKS AND OTHERS

	a.	Composition:

	December 31,

	2002	2003

	Adjusted NIS in thousands

Short-term credit from banks:

Not linked (1)	125,411	*) 6,653
In Japanese Yen (2)	-	32,720

Current maturities of long-term liabilities:

Loans	185,013	*) 173,148
Debentures (3)	8,000	-

	318,424	212,521

	(1)	The balance as of December 31, 2003 bears variable interest at a weighted average annual rate of 9.6%.

	(2)	The loan bears an annual interest rate of 0.8%.

	(3)	During 2003, a subsidiary repaid the remaining debentures, which were issued to the public in 1988.

*)

Current maturities include an amount of approximately NIS 7.2 million, in respect of long-term loans received by a proportionately consolidated company from banks and in respect of which the proportionately consolidated company did not meet the financial covenants as of December 31, 2003. Accordingly, for reasons of prudence, the abovementioned loans were classified as current maturities. Non-fulfillment of the financial covenants relates also to short-term credit received by the proportionately consolidated company in the amount of NIS 4.6 million.

b.	Collateral - see Note 20.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,

	2002	2003

	Adjusted NIS in thousands

Payroll and related expenses and other employee benefits	96,285	145,166
Previous parent cooperative (*)	6,989	2,618
Government authorities	29,164	9,820
Customer advances	80,616	103,385
Accrued expenses and other	98,753	100,934

	311,807	361,923

	*)	The balance is not linked and bears variable interest. The average annual interest rate in 2003 was 6.0% (2002 - 6.9%).

NOTE 11:-	LONG-TERM LOANS FROM BANKS

	a.	Composition:

		December 31,

		2002	2003
	Annual interest rate
		Adjusted NIS in thousands

	%

Linked to the Israeli CPI	4.9 (1)	271,714	241,734
Not linked	(2)	268,619	217,498

		540,333	459,232
Less - current maturities		185,013	173,148

		355,320	286,084

(1)	Average rate as of December 31, 2003.

(2)	As of December 31, 2003 includes NIS 110 million at variable interest (average annual rate as of December 31, 2003 - 6.7%). The balance of NIS 107 million is at a fixed annual interest rate of 7.4%.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:-	LONG-TERM LOANS FROM BANKS (Cont.)

	b.	The long-term loans are repayable in the years subsequent to the balance sheet date as follows:

Adjusted NIS in thousands

First year - current maturities	173,148
Second year	115,279
Third year	156,678
Fourth year	14,127

459,232

c.	Collateral - see Note 20.

NOTE 12:-	DEBENTURES AND CONVERTIBLE DEBENTURES

	a.	Composition:

	December 31,

	2002	2003

	Adjusted NIS in thousands

Debentures (Series A) (1)	-	200,000
Debentures issued by subsidiary	8,000	-

	8,000	200,000
Less - current maturities	8,000	-

	-	200,000

Convertible debentures (Series B) (2)	-	200,000

In August 2003, the Company issued to institutional investors NIS 400 million par value debentures in consideration for their par value as follows:

(1)	200 million registered debentures (Series A) of NIS 1 par value each.

The debentures are linked (principal and interest) to the Israeli CPI, but in the event the Israeli CPI is less than the base index (index known at date of issuance), the amount of the debentures will not be adjusted below the base index. The principal is repayable in three equal annual installments on August 5 of each of the years 2012 to 2014, and bears interest at the rate of 5.9% per annum. The interest is payable semiannually on February 5 and on August 5.

Notwithstanding the above, on August 5 of each of the years 2006, 2008 and 2010, the holders of the debentures will be entitled to early redemption of the principal provided that on each of the said dates the Company does not repay more than one third of the par value of the debentures outstanding as of that date.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:-	DEBENTURES AND CONVERTIBLE DEBENTURES (Cont.)

		(2)	200 million registered debentures (Series B) of NIS 1 par value each.

The debentures are linked (principal and interest) to the Israeli CPI, but in the event the Israeli CPI is less than the base index (index known at date of issuance), the amount of the debentures will not be adjusted below the base index. The principal is repayable in three equal annual installments on August 5 of each of the years 2007, 2009 and 2011, and bears interest at the rate of 5.9% per annum. The interest is payable semiannually on February 5 and on August 5.

The debentures (Series B) are convertible to ordinary shares of the Company at a conversion ratio that is subject to adjustments in the event of distribution of bonus shares and cash dividends and the issuance of rights. As of December 31, 2003 the conversion ratio is that each NIS 41.8 par value of debentures are convertible to one ordinary share of 1 NIS par value. The aforementioned conversion ratio is after adjustment for cash dividends distributed, since the date of issuance of the debentures (Series B) until balance sheet date. Subsequent to balance sheet date, the Company declared an additional dividend (see Note 16b). Accordingly, the conversion ratio was reduced so that each NIS 36.5 par value of debentures are convertible to one Ordinary shares of 1 NIS par value.

The terms of the debentures provide that the holders of the debentures will not be entitled to request the Company to register for trading on the New York Stock Exchange any shares derived from the conversion of the debentures (Series B). Such shares will be traded only on the Tel Aviv Stock Exchange (TASE).

	b.	Other terms:

1.

The terms of the debentures (Series A and Series B) provide that in the event that the shares of the Company are delisted from trading on the TASE, and/or in the event that the shares of the Company are no longer held by the public and/or in the event that Maalot The Israeli Securities Rating Company Ltd. (“Maalot”) reduces the Company’s rating to BBB or lower, then within three months from one of the abovementioned events the Company, subject to the then prevailing law, will offer to acquire the debentures at a price equivalent to the price of debentures of the same type reflecting a return of 2.5% in excess of the return on Government debentures with an average life similar to the remaining average life of the debentures of that series as of the date of the offer, but in no event will the price exceed the adjusted carrying value of the debentures of that series.

2.

In connection with the rating for the said debentures by Maalot, in July 2003 the Board of Directors of the Company resolved that the Company will not distribute dividends in the quarters in which the Company does not meet the following financial covenants:

a)

For the period from the date of the issuance of the debentures until June 30, 2006, the ratio between the Company’s monetary liabilities (as defined by Maalot) and the cumulative EBITDA in the preceding four quarters will be less than 3.5, and for the period from the aforementioned date, the ratio will be less than 3.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:-	NOTE 12:-		DEBENTURES AND CONVERTIBLE DEBENTURES (Cont.)

			b)	The ratio between the carrying amount of fixed assets on which a lien is not recorded and the Company’s monetary liabilities (as defined by Maalot) will exceed 1.2.

As of December 31, 2003, the Company meets the aforementioned financial covenants.

NOTE 13:-	TAXES ON INCOME

	a.	Tax laws applicable to the Company:

The Company and most of its subsidiaries in Israel are subject to the Income Tax Law (Inflationary Adjustments), 1985.

In accordance with the Inflationary Adjustments Law, the results for tax purposes are measured in accordance with the changes in the Israeli CPI.

	b.	Deferred taxes:

		1.	Deferred taxes are composed of the following:

	December 31,

	2002	2003

	Adjusted NIS in thousands

Temporary differences in respect of:

Provisions and accruals	31,193	35,267
Tax loss carryforwards	-	17,447
Depreciable fixed assets and deferred charges	(10,569)	(15,519)

	20,624	37,195

Presented in balance sheet as follows:

Other accounts receivable	22,220	7,951
Intangible assets and deferred charges	14,262	44,566
Long-term liabilities	(15,858)	(15,322)

	20,624	37,195

2.

The Company and its subsidiaries have operating tax loss carryforwards of approximately NIS 56.1 million. In addition, the Company and its subsidiaries have capital loss tax carryforwards of approximately NIS 16.0 million. The tax benefit in respect of operating tax loss carryforwards amounting to NIS 7.9 million and in respect of all of the capital tax loss carryforwards has not been recorded due to uncertainty of their realization.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:-	TAXES ON INCOME (Cont.)

	c.	Income tax expense:

	Year ended December 31,

	2001	2002	2003

	Adjusted NIS in thousands

In respect of the reported year:

Current	108,930	75,269	28,545
Deferred	(3,126)	(33,886)	(16,571)
Tax expense (benefit) in respect of prior years	2,019	695	(3,529)

	107,823	42,078	8,445

d.	Effective tax:

The difference between theoretical income tax expense computed on income before taxes at the statutory tax rate (36%) and the income tax expense as reflected in the financial statements, is explained as follows:

	Year ended December 31,

	2001	2002	2003

	Adjusted NIS in thousands

Income before taxes on income, as reported in the statement of income	280,197	55,635	11,509

Theoretical tax expense	100,872	20,028	4,143

Increase (decrease) in taxes resulting from:

Nondeductible amortization and impairment losses in respect of goodwill and fixed assets	6,383	18,067	7,892
Losses for which no tax benefit has been recorded (utilization of tax benefits not previously recorded), net	(3,050)	539	(3,395)
Tax expense (benefit) in respect of prior years	2,019	695	(3,529)
Nondeductible expenses and other, net	1,599	2,749	3,334

Income tax expense	107,823	42,078	8,445

e.	Tax assessments:

Blue Square has received final tax assessments, or assessments deemed to be final, for tax years through 1998. Some of the principal subsidiaries have received final assessments for tax years through 2001. For some of the subsidiaries, no final tax assessments have been received since their inception.

Regarding tax assessments received subsequent to balance sheet date - see Note 15a(12).

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14:-	ACCRUED SEVERANCE PAY

	a.	Severance pay:

Substantially all Company employees have joined comprehensive pension or management insurance plans. The payments to the pension funds and insurance companies fulfill the Company’s obligation to employees as required by the Severance Pay Law. Accumulated amounts in the pension funds and with the insurance companies are not under the control or administration of the Company, and accordingly, neither those amounts nor the corresponding accrual for severance pay are reflected in the balance sheet. The obligation of the Company, under law and labor agreements, for termination benefits to employees not covered by the aforementioned pension or insurance plans is included in the balance sheet.

Amounts deposited with severance pay funds include profits accumulated to balance sheet date. The amounts deposited may be withdrawn only after fulfillment of the obligations under the Severance Pay Law and labor agreements.

	b.	Compensation for unutilized sick leave:

Pursuant to agreements signed between the Company and its employees, the employees are entitled each year to 30 days of sick leave, the rights to which accumulate under certain conditions. According to the agreements, the Company is required to make payments to an employee who has unutilized sick leave upon retirement based upon the following:

		•	An employee who utilized 65% of the accumulated amount of sick leave is not entitled to any compensation.

		•	An employee who utilized over 36% but less than 65% of the accumulated sick leave is entitled to a payment for 7 days for each 30 days of unutilized sick leave.

		•	An employee who utilized less than 36% of the accumulated sick leave is entitled to a payment for 10 days for each 30 days of unutilized sick leave.

The accrual for unutilized sick leave included in the financial statements is based on an independent actuarial calculation (which takes into account estimated employee turnover, future wage levels, etc.)

	c.	The amount in the balance sheet is comprised as follows:

	December 31,

	2002	2003

	Adjusted NIS in thousands

Accrued severance pay	18,733	25,983
Less - amounts funded	12,758	14,602

	5,975	11,381
Provision in respect of unutilized sick leave	17,691	14,218

	23,666	25,599

d.	Severance pay expense in the years ended December 31, 2001, 2002 and 2003 amounted to NIS 54 million, NIS 48 million and NIS 56 million, respectively.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:-	CONTINGENT LIABILITIES AND COMMITMENTS

	a.	Contingent liabilities:

1.

On April 17, 1999, an inquiry was conducted at the Company’s offices by representatives of the Antitrust Authority. To the best of the Company’s knowledge, the inquiry was conducted in connection with an investigation of a suspicion of restrictive trade arrangements between major supermarket chains and the large suppliers. In addition, the Company’s former CEO and other senior officers of the Company were investigated. The Antitrust Authority is continuing its investigation into the Company and additional inquiries were conducted at the Company’s offices.

On May 29, 2003, the Director of the Antitrust Authority (“the Director”) notified the Company of the findings of the investigation. On that date, the Director published a document which details his views regarding the commercial conduct between the large suppliers and the major supermarket chains, including the Company and its subsidiary.

The document also includes the Director’s findings regarding various trade practices disclosed during the investigation that decrease competition in the food sector. In this document, there was no specific references in respect of the Company and/or the subsidiary. The document was issued for public comment. The Director also announced that the question of enforcement measures against the relevant parties will be evaluated separately. On August 7, 2003 the Company submitted its comments on the said document. As far as the Company knows, additional comments on the said document were submitted by other supermarket chains and major food suppliers. The Director has not yet responded to these additional comments.

Management of the Company believes, based, among others, on the opinion of its legal counsel, that it is not possible at this stage to estimate the effects, if any, of the results of the investigation, the Director’s findings and his position regarding trade practices between the suppliers and the supermarket chains, on the Company’s business.

2.

In 2002, the Director announced that the arrangements relating to the gift certificates issued by the Company and other supermarket chains apparently constitute a restrictive arrangement pursuant to the Antitrust Law.

Management cannot presently determine the impact, if any, of the aforementioned announcement on the Company’s business. Following the announcement, the Company decided to cease issuing the gift certificates jointly with other chains and is presently issuing its own gift certificates.

3.

In January 2003, the Director notified the Company that, in circumstances of intense domestic competition, the practice whereby the marketing chains automatically and unilaterally reduce suppliers’ purchase prices, in the absence of prior mutual agreement, is apparently, a restrictive arrangement. Prior to evaluating the actions to be taken pursuant to the law in respect of these matters, the Director has instructed the Company to immediately cease the aforementioned practice or any similar practice.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:-	CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

Management of the Company and its legal counsel are presently unable to estimate the effect of the Authority’s notification in respect of this matter.

4.

In March 2003, the Antitrust Authority notified the Company that the previous arrangement between a subsidiary and another party with respect to a partnership at the Malha Shopping Center branch constitutes a restrictive arrangement. Prior to the aforementioned notification, the partnership was dissolved, through the subsidiary’s acquisition of the other party’s share of the partnership (approval for the acquisition was given by the Director - see Note 6d). Management of the Company and its legal advisors, are presently unable to estimate the effect of the notification of the Authority and its ultimate outcome.

5.

On April 9, 2003, a suit for NIS 320 million against the Company and three other supermarket chains was filed with the Tel Aviv District Court, together with an application for the suit to be recognized as a class action. The suit stipulated that the portion of the suit attributable to the Company amounts to approximately NIS 108 million.

The plaintiff is claiming compensation from the Company and the other supermarket chains for overcharges that result from the weighing of products in bulk, together with the packaging materials. According to the plaintiff, the customer is charged an aggregate amount that includes a charge for the packaging materials, which charge, the plaintiff alleges, is illegal.

Management of the Company, based on the opinion of its legal advisers, believes that the Company has good defenses, and that it is likely that the application for class action will be rejected. Accordingly, no provision with respect to the above suit has been recorded in the financial statements.

6.

In June 2003, a petition to approve a class action suit in the aggregate amount of NIS 25 million was filed against the Company and certain investees in the Tel Aviv District Court.  The petitioner is claiming damages allegedly incurred in respect of the unlawful rounding of amounts due from customers for products sold by weight in the stores of the companies. Management of the Company, based on the opinion of its legal advisers, believes that it is unlikely that the petition will be accepted, and accordingly no provision with respect to the above suit has been recorded in the financial statements.

7.

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

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:-	CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

8.

The previous parent cooperative submitted a monetary claim in the amount of approximately NIS 11 million against a former acting chairman of the board of directors of the Company in respect of the benefit he derived in connection with the grant of options for shares of the Company (which options were granted and exercised through 1999). According to the claim of the previous parent cooperative, the former acting chairman was not entitled to the options on the date of the grant since he was not an officer of the Company on that date. In addition, the procedure for the approval of the grant of the options was not proper and appropriate disclosure was not made.

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

9.

The Company and the previous parent cooperative had different interpretations in respect of the payment of certain benefits amounting to NIS 11 million for employees previously employed by the parent cooperative and transferred to the Company. As previously agreed by the parties in respect of such matters, this issue had been submitted to arbitration. In March 2003, the arbitrator decided that the above mentioned amount is payable in its entirety by the Company. Accordingly, the expense was included in the statement of operations for 2002 in other expenses (see Note 18c).

10.

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

11.

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

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:-	CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

12.

Subsequent to balance sheet date, in February 2004, the Company received tax assessments for the years 1999-2001, according to which the Company is required to pay approximately NIS 8 million. These assessments relate to the non-deductibility of certain expenses that were claimed by the Company. Management of the Company disagrees with the standpoint of the tax authorities and intends to submit an objection to these assessments. In management’s opinion, the Company will not be required to pay material amounts, if any, in connection with these assessments, in excess of the accruals included in the financial statements.

	b.	Commitments:

1.

Stores that are operated by the Company are leased under non-cancelable long-term leases, mostly with renewal options. Rent expense under these leases amounted to NIS 78 million, NIS 85 million, and NIS 95 million for the years ended December 31, 2001, 2002 and 2003, respectively.

Future minimum payments under non-cancelable operating leases for the years subsequent to balance sheet date, are as follows:

Adjusted NIS in thousands

First year	104,591
Second year	99,953
Third year	94,830
Fourth year	88,866
Fifth year	75,289
Sixth year and thereafter	332,605

796,134

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

In January 2003, the Company disassociated from the Company for Drink Containers Collection Corporation Ltd. after giving notification of its decision to disassociate from the corporation.

3.	As of December 31, 2003, the Company has entered into agreements for the purchase of real estate and equipment, in the aggregate amount of approximately NIS 49 million.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:-	CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

4.

Co-op provided certain management and other services to Blue Square in consideration for an annual management fee of $ 500,000 (2002 - $ 600,000), until June 30, 2003 when the Co-op sold its interest in the Company to Bronfman - Alon Ltd. These services included consultations on business strategy, financial policies, labor relations, marketing, and joint ventures.

In October 2003 the Board of Directors and audit committee of the Company approved annual management fees in the amount of $ 600,000 to Bronfman - Alon (effective July 2003). These management fees are subject to shareholder approval.

c.

As part of a comfort letter provided to a bank by a subsidiary and the other shareholder in a proportionately consolidated company, the subsidiary and the other shareholder have undertaken to act such  that the  shareholders’ equity of the proportionately consolidated company will not be less than a predetermined ratio and that the amount of the Company’s annual purchases  from the proportionately consolidated company will not be less than a predetermined amount – see Note 9. Furthermore, the subsidiary and the other shareholder have undertaken to ensure that the proportionately consolidated subsidiary will fulfill its liabilities toward the bank. As of December 31, 2003 the subsidiary’s portion of the bank debt of the proportionately consolidated company is NIS 11.7 million.

	d.	Guarantees:

		1.	A subsidiary has provided a bank guarantee for a third party in the amount of NIS 0.7 million.

		2.	As of balance sheet date, a subsidiary granted to an associated company guarantees in respect of liabilities of the associated company to banks in the amount of NIS 1.1 million.

		3.	The Company has provided bank guarantees to suppliers and customers in an aggregate amount of approximately NIS 5.3 million.

NOTE 16:-	SHARE CAPITAL

a.

In July 1996, the Company completed a global offering of 6,900,000 American Depositary Shares (“ADS”), each ADS representing one Ordinary share, at a price per share of $ 11. In addition, in June 1999, 1,500,000 ADS were issued upon the exercise of stock options.

The ADS are traded on the New York Stock Exchange (NYSE) and on the International Stock Exchange in London (SEAQ). The issued shares represent 21.9% of the outstanding Ordinary Shares of the Company subsequent to the issuance.

Commencing in November 2000, the Company’s shares have also been listed for trading on the Tel Aviv Stock Exchange.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16:-	SHARE CAPITAL (Cont.)

	b.	Dividends:

In September 2003, the Company distributed a dividend in the amount of U.S.$ 66.1 million (U.S.$ 1.72 per Ordinary share or ADS) which dividend was declared in August 2003.

Subsequent to balance sheet date, in January 2004, the Company declared and paid a dividend in the amount of approximately U.S. $ 45.3 million (U.S. $ 1.18 per Ordinary share or ADS).

NOTE 17:-	FINANCIAL INSTRUMENTS

	a.	Concentration of credit risks:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade receivables.

Trade receivables consist mainly of credit card companies. Accordingly, the credit risk relating to such receivables is minimal. Management regularly monitors the balance of trade receivables, and the financial statements include an allowance for doubtful accounts which management believes is adequate.

	b.	Currency exposure:

The Company has short-term monetary liabilities in excess of short-term monetary assets, in or linked to foreign currency (mainly Japanese Yen), amounting to approximately NIS 30.8 million, short-term monetary liabilities in excess of short-term monetary assets that are not linked in the approximate amount of NIS 512.2 million, and short-term monetary liabilities in excess of short-term monetary assets that are linked to the Israeli CPI in the approximate amount of NIS 20.9 million. In addition, the Company has long-term monetary liabilities in excess of long-term monetary assets that are linked to the Israeli CPI amounting to NIS 577.2 million and long-term monetary liabilities in excess of long-term monetary assets that are not linked in the approximate amount of NIS 109.0 million.

	c.	Fair value of financial instruments:

The carrying value of cash and cash equivalents, receivables, other current assets, long-term liabilities, payables and accrued expenses equals or approximates their fair value. The fair value of loans from banks also approximates their fair value because they bear interest at rates that approximate market rates.

	d.	Derivative financial instruments:

As of December 31, 2003, the Company entered into a number of forward transactions for the acquisition of approximately $ 550 thousand for approximately NIS 2.4 million.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18:-	SUPPLEMENTAL INFORMATION TO STATEMENTS OF OPERATIONS

	a.	Selling, general and administrative expenses:

	Year ended December 31,

	2001	2002	2003

	Adjusted NIS in thousands

Includes advertising	43,246	39,286	42,957

b.	Financial income (expenses), net: *)

In respect of:
Long-term loans and debentures	(22,275)	(14,965)	(47,217)
Short-term loans, net	(5,261)	(1,405)	(3,710)
Increase in value of marketable securities and short-term deposits, net	9,087	12,766	14,082
Purchasing power gain (loss) in respect of other monetary items and others, net	5,340	19,504	(11,968)

	(13,109)	15,900	(48,813)

*) Net of capitalization of borrowing costs capitalized	8,013	3,925	1,956

c.	Other expenses, net:

	Year ended December 31,

	2001	2002	2003

	Adjusted NIS in thousands

Compensation and employee benefits (4)	-	-	(63,900)
Termination benefits in respect of efficiency plan (3)	-	-	(26,084)
Capital gain from sale of investments in investees (1)	2,828	-	-
Gain from sale of fixed assets, net	1,201	20	666
Impairment of fixed assets and goodwill (2)(3)	(5,179)	(141,111)	(43,581)
Costs in respect of closure of stores (lease termination costs and other)	(17,002)	(22,080)	(5,649)
Employee rights in respect of prior years (see Note 15a(6))	-	(10,833)	-
Other, net	-	-	1,936

	(18,152)	(174,004)	(136,612)

(1)

In December 2001, the Company sold its holdings (50%) in Regba Properties Ltd. and Regba Streets Ltd. (to a third party) which were previously consolidated by the proportionate consolidation method and which were engaged in the construction of a commercial center.

The proceeds from the sale amounted to approximately NIS 30 million and the gain (before income taxes) amounted to approximately NIS 2.9 million. The proceeds from the sale were received in 2002.

(2)	2002 and 2003 - mainly impairment losses in respect of fixed assets, see Note 7b.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18:-	SUPPLEMENTAL INFORMATION TO STATEMENTS OF OPERATIONS (Cont.)

(3)

As a result of adoption of an efficiency plan by the Company that includes termination of employees and closure of a number of unprofitable stores, the Company’s consolidated statement of operations for the year ended December 31, 2003 includes expenses in the amount of approximately NIS 26 million is in respect of termination benefits and approximately    NIS 23.5 million is in respect of impairment of fixed assets relating to closure of unprofitable stores (impairment loss included in the above caption - “impairment of fixed assets”).

(4)

Following the change in the control of the Company, agreements were reached between the Company and its employees and management pursuant to which the employees are entitled to receive certain bonuses and additional future benefits, which include a bonus equivalent to 1% of the amount of every dividend to be distributed by the Company to its shareholders, up to a maximum cumulative dividend distribution of U.S.$250 million.  It was also agreed that in the event the Company makes another public offering of its shares, the Company will offer to the employees to purchase up to 10% of the shares offered to the public at a price not exceeding 80% of the minimum offering price. In the event that  convertible securities will be offered, the employees will be entitled to a discount of 20% from the exercise price or the rate of conversion.  In the event shares are offered to the public together with other securities, employees will be entitled to a discount of 20% only on the offering price of the shares.

As a result of the abovementioned agreements, the Company recorded an expense of approximately NIS 63.9 million (before income taxes and minority interest) in respect of the aforementioned compensation and benefits to which the employees are entitled.

NOTE 19:-	TRANSACTIONS WITH RELATED PARTIES

	a.	Previous parent cooperative:

	Year ended December 31,

	2001	2002	2003

	Adjusted NIS in thousands

Financial expenses	661	1,150	254

Rent expense	1,536	1,351	774

Management fees	3,387	2,443	1,003

b.

In 2002, the Company assumed the liability of a former related party in connection with a previously joint club award program of the company and the former related party. In consideration for the assumption of the liability, the Company received NIS 5 million from the former related party.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19:-	TRANSACTIONS WITH RELATED PARTIES (Cont.)

	c.	Bronfman - Alon and its related parties:

	Year ended December 31,

	2001	2002	2003

	Adjusted NIS in thousands

Management fees	-	-	1,160
Directors’ fees	-	-	584	*)
Legal consulting	-	-	21
Purchase of merchandise	-	-	7,215
Purchase of fuel products	-	-	1,850

*)

Represents payments to Bronfman – Alon in respect of directors’ fees for two directors of the Company and its subsidiary, in accordance with an agreement providing that each of the directors are entitled to monthly remuneration in the amount of NIS 42 thousand.

d.

The Company and its subsidiary signed agreements to purchase from related parties fuel products and merchandise at market prices. Also, the companies entered into agreements according to which related parties will operate fast food services in their stores in consideration for a percentage of revenues described in the agreements.

e.

In January 2004 the shareholders of the Company approved an agreement according to which the Company will provide to a related party purchasing and supply services for stores operated by the related party. In consideration for these services, the Company is entitled to payment equivalent to the cost of the services provided with the addition of a margin as stated in the agreement.

NOTE 20:-	LIENS

a.

As collateral for liabilities to banks, subsidiaries have registered fixed and floating charges on all of their current assets, fixed assets, goodwill, rights to insurance, receivables from credit companies and share capital. As of December 31, 2003, the balance of liabilities collateralized amounts to NIS 20.2 million.

b.

To secure liabilities of a subsidiary in respect of benefits received in the framework of investments in its Approved Enterprise, the subsidiary recorded fixed charges on the machinery, equipment and insurance rights in favor of the State of Israel (total investment grants received amount to approximately NIS 2.3 million).

	c.	Regarding financial covenants in respect of debentures - see Note 12b.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21:-	EFFECT ON THE FINANCIAL STATEMENTS OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP

a.

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in Israel (Israel GAAP), which differ in certain respects from accounting principles generally accepted in the United States (U.S. GAAP), as described below:

		1.	Financial Statements in adjusted NIS:

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

		2.	Deferred taxes:

Under Israeli GAAP, deferred taxes are not provided for differences between the financial reporting and income tax basis of land and of fixed assets with depreciable lives in excess of 20 years that arise from adjustments for changes in the Israeli CPI.

Under U.S. GAAP, deferred taxes are provided on all such differences between the financial reporting and income tax basis of land and fixed assets.

		3.	Compensation expense in respect of options issued to employees:

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

		4.	Proportionate consolidation:

Under Israeli GAAP, jointly controlled entities are included in the Company’s consolidated financial statements according to the proportionate consolidation method.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21:-	EFFECT ON THE FINANCIAL STATEMENTS OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (Cont.)

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

	5.	Goodwill:

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

According to U.S. GAAP, goodwill is to be tested for impairment on adoption of SFAS 142 and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired. Goodwill attributable to a reporting unit is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is determined by the Company based on market capitalization of the reporting unit.

	6.	Impairment of long-lived assets:

The Company elected early adoption as of December 31, 2002, of Israeli Accounting Standard No. 15 regarding impairment of assets (see Note 2n). According to this Standard, if the carrying amount of an asset exceeds its recoverable amount, an impairment loss should be recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount. Recoverable amount is defined as the higher of an asset’s selling price and its value in use. Value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life.

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

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21:-	EFFECT ON THE FINANCIAL STATEMENTS OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (Cont.)

Under Israeli GAAP an impairment loss previously recognized should be reversed when there has been a change in the estimates used to determine the asset’s recoverable amount since the impairment was recognized.

Under U.S. GAAP restoration of a previously recognized impairment loss is prohibited. The adjusted carrying amount of the asset impaired is its new cost basis.

	7.	Dividend declared subsequent to balance sheet date:

In accordance with Israeli GAAP, dividends declared subsequent to balance sheet date are presented as a separate component in shareholders’ equity. Under U.S. GAAP, the dividends are not recorded as a separate component in shareholders’ equity.

	8.	Start-up costs:

According to Israeli GAAP, start up costs of a discontinued affiliate sold to the previous parent cooperative, were capitalized and amortized over a period of between 3 and 5 years. According to U.S. GAAP, such start up costs are charged to expense as incurred.

	9.	Classification of certain expenses:

Under Israeli GAAP, certain expenses amounting to approximately NIS 139 million, NIS 174 million and NIS 22 million for the years ended December 31, 2003, 2002 and 2001 respectively, and amortization of goodwill in the amount of approximately NIS 5.3 million for the year ended December 31, 2001, are included in non-operating expenses whereas in accordance with U.S. GAAP such items are included in operating expenses.

	10.	Accrued severance pay:

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

See Note 14c for the presentation in the Company’s balance sheet.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21:-	EFFECT ON THE FINANCIAL STATEMENTS OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (Cont.)

	11.	Cash flow classification of marketable securities:

According to Israeli GAAP, proceeds from sale or purchase of marketable securities are presented in cash flows from investing activities in the statement of cash flows.

According to U.S. GAAP, proceeds from sale or purchase of marketable securities which are classified by the Company as held for trading are included in cash flows from operating activities.

	12.	Earnings (loss) per share:

According to Israeli GAAP, the dilutive effect of convertible securities is included in the computation of basic earnings (loss) per share if their exercise or conversion is considered to be probable, even if their effect is antidilutive. Calculation of the probability is based on the ratio between the market price of the shares and the present value of the payments for conversion of the debentures into shares. According to US GAAP, basic earnings (loss) per share excludes all dilutive securities.

The above difference did not have an effect on the computation of earnings (loss) per share for the periods presented.

	13.	Convertible debentures:

(1)

Under Israeli GAAP convertible debentures are included on the basis of the probability of their conversion. If conversion is not probable they are recorded as liabilities at their monetary value; if conversion is probable they are presented as a separate caption between liabilities and shareholders’ equity at the higher of their monetary or nonmonetary value.

Under U.S. GAAP, convertible debentures are recorded as liabilities at their monetary value.

The abovementioned difference did not have any effect on the financial statements for all periods presented.

(2)

Under U.S. GAAP, in accordance with EITF No. 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios” and EITF No. 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments”, embedded beneficial conversion features included in convertible securities should be valued separately at issuance. The embedded beneficial conversion feature should be recognized and measured by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in capital. That amount should be calculated at the commitment date as the difference between the conversion price and the fair value of the common stock or other securities into which the security is convertible, multiplied by the number of shares into which the security is convertible (intrinsic value).

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21:-	EFFECT ON THE FINANCIAL STATEMENTS OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (Cont.)

As described in Note 12a(2), the conversion price of the convertible debentures is subject to adjustment, among others, upon the distribution of a cash dividend, which accordingly results in a contingent beneficial conversion feature that should be recognized under EITF No. 98-5 and EITF No. 00-27. Under issue 7 of EITF No. 00-27, the Company should recognize the beneficial conversion feature only when the conversion price is adjusted below the share market price on the commitment date (market price on the date of the issuance of the convertible debentures).

As described in Note 12a(2), in September 2003, due to a dividend distribution, the conversion price was adjusted to NIS 41.8, which is below the market price of the shares at the commitment date (NIS 42.4). Accordingly, under U.S. GAAP, the Company recorded a beneficial conversion feature (credited to additional paid-in capital (“APIC”)) amounting to NIS 2,870 thousand, which equals the difference between the market price of the shares at the commitment date and the adjusted conversion price, multiplied by the number of shares resulting from the conversion.

The resulting discount on the convertible debentures is amortized over the remaining term of the debentures. Accordingly, the Company recorded, under U.S. GAAP, for the year ended December 31, 2003, additional interest expense in the amount of NIS 140 thousand.

Subsequent to balance sheet date, the conversion price was further adjusted to NIS 36.5, as a result of another dividend distribution. As a result, the Company will record an additional discount on the debentures, in the amount of approximately NIS 29.5 million against a credit to APIC.

Under Israeli GAAP, the beneficial conversion feature component is not recognized in the financial statements.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21:-	EFFECT ON THE FINANCIAL STATEMENTS OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (Cont.)

	b.	The effects on the financial statements of the abovementioned material differences between Israeli GAAP and U.S. GAAP are as follows:

		1.	Consolidated statements of operations:

	Year ended December 31,

	2001	2002	2003

	Adjusted NIS in thousands (except share and per share data)

Net income (loss) as reported, according to Israeli GAAP	150,812	7,241	(7,046)
Amortization of goodwill	-	5,277	5,740
Interest expense in respect of convertible debentures	-	-	(140)
Impairment of long-lived assets, net of taxes	-	52,790	*) (808)
Deferred taxes on income	592	876	1,734
Minority interest in respect of the above	(11)	(3,588)	(432)

Net income (loss) according to U.S. GAAP	151,393	62,596	(952)

Net income (loss) per share as reported, according to Israeli GAAP (primary and fully diluted):

Net income (loss) per share	3.93	0.19	(0.18)

Per U.S. GAAP:

Basic and diluted earnings (loss) per share	3.94	1.63	(0.02)

Weighted average number of shares or ADS outstanding (basic and diluted)	38,400,000	38,400,000	38,400,000

*)	Includes:

	1.	Difference in depreciation expense due to different cost basis of fixed assets between Israeli GAAP and U.S. GAAP resulting from different impairment charges.

	2.	Difference due to reversal of impairment losses under Israeli GAAP, which is not permitted under U.S. GAAP.

	3.	Difference due to impairment losses included under U.S. GAAP in the current period, whereas under Israeli GAAP such impairment losses were included in previous periods.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21:-	EFFECT ON THE FINANCIAL STATEMENTS OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (Cont.)

	2.	Consolidated balance sheets:

	December 31, 2002			December 31, 2003

	As reported	Adjustment	As per U.S. GAAP	As reported	Adjustment	As per U.S. GAAP

	Adjusted NIS in thousands

Severance pay fund (6)	-	(12,758)	(12,758)	-	(14,601)	(14,601)
Fixed assets, net (5)	(2,167,494)	(75,417)	(2,242,911)	(2,073,169)	(74,949)	(2,148,118)
Intangible assets and deferred charges (4)	(104,136)	(5,277)	(109,413)	(136,273)	(11,017)	(147,290)
Deferred taxes, net (1)	(20,624)	41,432	20,808	(37,195)	40,043	2,852
Accrued severance pay (6)	23,666	12,758	36,424	25,599	14,601	40,200
Convertible debentures (7)	-	-	-	200,000	(2,730)	197,270
Minority interest (3)	152,095	3,110	155,205	160,265	3,542	163,807
Additional paid-in capital (2)	741,008	18,286	759,294	741,008	21,156	762,164
Retained earnings (3)
Dividend declared after balance sheet date	-	-	-	198,421	(198,421)	-
Unappropriated	546,287	17,864	546,151	45,790	222,375	268,165
Total shareholders’ equity	1,339,416	36,150	1,375,566	1,037,340	45,110	1,082,450

(1)	Effect of difference described in a(2) above and tax effect of difference described in a(6) above.

(2)

Options issued to employees (see a(3) above), difference in capital gain, net of tax, from transactions with the previous parent cooperative, and difference in respect of convertible debentures (see a(13)(2) above).

(3)	Net effect of reconciling items.

(4)	As for amortization of goodwill, see a(5) above.

(5)	As for the effect of Standard No. 15, see a(6) above.

(6)	See a(10) above.

(7)	See a(13)(2) above.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21:-	EFFECT ON THE FINANCIAL STATEMENTS OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (Cont.)

	3.	Consolidated statements of cash flows:

	Year ended December 31,

	2001	2002	2003

	Adjusted NIS in thousands

Cash flows from operating activities:

As per Israeli GAAP	321,551	291,205	262,831
Adjustment (1)	37,917	5,563	(11,572)

As per U.S. GAAP	359,468	296,768	251,259

Cash flows from investing activities:

As per Israeli GAAP	(234,597)	(199,114)	(125,928)
Adjustment (1)	(37,917)	(5,563)	11,572

As per U.S. GAAP	(272,514)	(204,677)	(114,356)

(1) See a(11) above.

BLUE SQUARE - ISRAEL LTD.
APPENDIX TO THE FINANCIAL STATEMENTS

SCHEDULE OF PRINCIPAL INVESTEE COMPANIES

Holding Company	Name of Company	Percentage of ownership and control by holding company as of December 31, 2003

Blue Square-Israel Ltd.	The Blue Square Chain
	Investments & Properties Ltd.	80.7%	Subsidiary

	Kenyon Hadar Management		Proportionately
	Company Ltd.	50%	consolidated

The Blue Square Chain Investments & Properties Ltd.	The Blue Square Chain (Hyper Hyper) Ltd.	100%	Subsidiary

	Teco Ltd.	50%	Proportionately consolidated

	Center Investments 1108 Ltd.	50%	Proportionately consolidated

	Izdarehet Investments Company Ltd.	50%	Proportionately consolidated

The Blue Square Chain (Hyper Hyper) Ltd.	Hyper Lod Center Ltd.	100%	Subsidiary

	Kenyon Malha Jerusalem Partnership	100%	Subsidiary

	Shefa Mehadrin Ltd.	100%	Subsidiary

	Radio Non-Stop Ltd.	35.9%	Associated company

- - - - - - - - - - - - - - - - - - - - - - - -