Form 20-F
period 2004-12-31
BLUE SQUARE ISRAEL LTD /ADR/
filed 2005-06-30
CIK 1016837

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004

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

38,782,336 Ordinary Shares, par value NIS 1.0 per share

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

☒ Item 17   ☐ Item 18

INTRODUCTION

          Unless otherwise indicated, as used in this annual report, (a) the term “Blue Square” or the “Company” means Blue Square-Israel Ltd., (b) the terms “we,” “us” and “our,” mean Blue Square and its consolidated subsidiaries and (c) “BSIP” means Blue Square Chain Investments & Properties Ltd., a corporation of which we held 80.7% of the outstanding shares as of March 31, 2005, and the balance of whose shares are publicly held and traded on the Tel Aviv Stock Exchange.

          We are a leading food retailer in the State of Israel. Through our supermarkets, we offer a wide range of food and beverages products and also “Non-Food” items, such as housewares, toys, electrical appliances, computers and computer accessories, entertainment and leisure products (called “Non-Food” in this annual report), and “Near-Food” products, such as health and beauty aids, infants products, cosmetics and hygiene products and prescription drugs (called “Near-Food” in this annual report). As part of our strategy to increase our market share of “Non-Food” and “Near-Food” products and to offer a wider selection of these products to consumers in our stores, we recently acquired 50% of the holdings of “Hamachsan Hamerkazi Kfar Hasha’ashuim Ltd. (Central Warehouse/Toy Village)", Israel’s largest franchiser of “All for a Dollar” toy and houseware stores, and we have recently started to operate several “All for a Dollar”, “Sheshet” (housewares and small electrical appliances) and toy departments in our stores. As of December 31, 2004, we owned and operated 164 supermarkets under the brand names Mega, Super Center and Shefa Shuk. In addition, due to our significant real estate holdings, we are exploring various alternatives to maximize the potential value of our real estate assets, including our unused building rights. For further information regarding our real estate, see “Item 4. Information on The Company – B. Business Overview – Real Estate.” We were incorporated in June 1988. In 1996, we completed our initial public offering and our American Depositary Shares, or ADSs, were listed for trading on the New York Stock Exchange. In November 2000, our ordinary shares were listed for trading on the Tel Aviv Stock Exchange.

          Except for the historical information contained herein, the statements contained in this annual report are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to our business, financial condition and operating results. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in “Item 3. Key Information- Risk Factors” and elsewhere in this annual report.

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

          All references in this annual report to dollars or $ are to U.S. dollars and all references in this annual report to NIS are to New Israeli Shekels. Unless mentioned otherwise, all figures in U.S. dollars are based on the representative exchange rate between the NIS and the dollar as published by the Bank of Israel for December 31, 2004, which was NIS 4.308 per $1.00, except figures for the first quarter of 2005, which are based on the representative exchange rate between the NIS and the dollar as published by the Bank of Israel for March 31, 2005, which was NIS 4.361 per $1.00.

          Our consolidated financial statements appearing in this annual report are prepared in NIS, in accordance with generally accepted accounting principles in Israel, referred to in this annual report as Israeli GAAP.

NOTE REGARDING TRANSITION TO NOMINAL-HISTORICAL
FINANCIAL REPORTING

          With effect from January 1, 2004, the Company has adopted the provisions of Standard No. 12, “Discontinuance of Adjusting Financial Statements for Inflation”, of the Israel Accounting Standard Board and, pursuant thereto, the Company has discontinued, from such date, the practice of adjusting its financial statements for the effects of inflation.

   (i)   Through December 31, 2003, in accordance with pronouncements of the Israel Accounting Standards Board, the Company prepared its financial statements on the basis of historical cost adjusted for the changes in the general purchasing power of the NIS, based upon changes in the consumer price index (the “CPI”). The adjusted amounts, as above, presented in the financial statements as of December 31, 2003, are used as the opening balances for the nominal-historical financial reporting in the following periods. Additions made after December 31, 2003 have been included in the financial statements at their nominal values.

   (ii)  The comparative figures included in our financial statements through December 31, 2003 are based on the adjusted financial statements for the prior reporting periods, as previously presented, after adjustment to the CPI in effect at December 31, 2003.

   (iii) The amounts reported for periods after December 31, 2003 are composed as follows: all the amounts originating from the period prior to December 31, 2003 are composed of their adjusted amount at December 31, 2003, with the addition of amounts in nominal values that were added after December 31, 2003, and net of amounts that were deducted after December 31, 2003 (and deductions from such sums are effected at their adjusted values as of December 31, 2003, their nominal values, or a combination of the two, according to the circumstances). All the amounts originating from the period after December 31, 2003 are included in the financial statements at their nominal values.

i

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

          A.       Selected Financial Data.

          We have derived the following selected consolidated financial data as of December 31, 2003 and 2004 and for each of the years ended December 31, 2002, 2003 and 2004 from our consolidated financial statements and notes included elsewhere in this annual report. We have derived the selected consolidated financial data as of December 31, 2000, 2001, and 2002 and for each of the years ended December 31, 2000, and 2001 from our audited consolidated financial statements not included in this annual report. We prepare our consolidated financial statements in conformity with Israeli GAAP. As described in note 18 to our consolidated financial statements included elsewhere in this annual report, Israeli GAAP differs in certain respects from U.S. GAAP. See Item 5. “Operating and Financial Review - Critical Accounting Policies.” You should read the selected consolidated financial data together with the section of this annual report entitled “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this annual report.

	2000	2001	2002	2003	2004	2004

	NIS (In thousands, except per ordinary share or ADS data) (1)					$(2)

Income Data
Sales	5,508,946	5,828,391	5,444,306	5,170,510	5,365,784	1,245,539

Cost of sales	3,976,589	4,215,439	3,974,628	3,777,411	3,962,303	919,755

Gross profit	1,532,357	1,612,952	1,469,678	1,393,099	1,403,481	325,784
Selling, general and administrative expenses	1,244,934	1,296,217	1,250,662	1,190,425	1,203,391	279,339

Operating income	287,423	316,735	219,016	202,674	200,090	46,445

Financial income (expenses), net	(44,227)	(13,109)	15,900	(48,813)	(58,090)	(13,484)

Amortization of goodwill	(5,953)	(5,277)	(5,277)	(5,740)	(5,870)	(1,362)

Other income (expenses), net	20,280	(18,152)	(174,004)	(136,612)	(19,593)	(4,548)

Taxes on income	95,872	107,823	42,078	8,445	41,230	9,571

Equity in net earnings (loss) of affiliates	1,383	3,561	(363)	742	(1,204)	(279)

Minority interest	23,305	25,123	5,953	10,852	13,555	3,146

Loss from discontinued operation	2,649	-	-	-	-	-

Net income (loss)	137,081	150,812	7,241	(7,046)	60,548	14,055
Earnings (loss) per ordinary share or ADS from continuing Operations	3. 64	3.93	0.19	(0.18)	1,57	0.36
Losses per ordinary share or ADS from discontinued Operations	(0.07)	-	-	-	-	-
Total Earnings (loss) per ordinary share or ADS	3.57	3.93	0.19	(0.18)	1.57	0.36
Cash dividends per ordinary share or ADS	1.08	1.35	3.33	7.68	6.38	1.48
U.S. GAAP:

Net income (loss)	133,787	151,393	62,596	(952)	45,235	10,500

Earnings (loss) per ordinary share or ADS from continuing operation	3.65	3.94	1.63	(0.02)	1.17	0.27
Losses per ordinary share or ADS from discontinued operations	(0.17)	-	-	-	-	-
Total Earnings (loss) per ordinary share or ADS	3.48	3.94	1.63	(0.02)	1.17	0.27

Selected Operating Data:
Number of stores (at year end)	168	171	173	161	164	N/A

Decrease in same store sales	4.4%	3.2%	11.2%	11.2%	0.6%	N/A

Total square meters (at year end)	258,000	279,000	292,600	290,800	300,000	N/A

Sales per square meter (in NIS)(3)	22,095	22,017	19,229	17,906	18,074	4,195

Sales per employee (in thousands)	743	743	732	758	804	187

(1)	For the years 2000-2003, these amounts have been adjusted to reflect changes in the Israeli consumer price index as of December 31, 2003.

(2)

The translation of the NIS amounts into dollars has been made for the convenience of the reader at the representative exchange rate prevailing at December 31, 2004 (NIS 4.308 =$1.00), as published by the Bank of Israel.

(3)	Based on an average total square meters at month end during the relevant year.

	December 31,

	2000	2001	2002	2003	2004	2004

	NIS (in thousands) (1)					$(2)

Balance Sheet Data:
Israeli GAAP:
Working capital deficit	(384,014)	(263,243)	(388,177)	(288,831)	(380,666)	(88,363)
Total assets	3,213,967	3,347,161	3,232,733	3,199,680	3,079,011	714,719
Short-term credit from banks and others	347,688	235,597	318,424	212,521	136,541	31,695
Long-term debt	329,254	395,747	355,320	686,084	776,568	180,262
Shareholders’ equity	1,354,444	1,459,714	1,339,416	1,037,340	819,310	190,184
U.S. GAAP:
Total assets	3,215,305	3,358,897	3,271,342	3,262,934	3,147,284	730,567
Shareholders’ equity	1,330,461	1,440,506	1,375,566	1,082,450	873,120	202,674

(1)	For the years 2000-2003, these amounts have been adjusted to reflect changes in the Israeli consumer price index as of December 31, 2003.

(2)

The translation of the NIS amounts into dollars has been made for the convenience of the reader at the representative exchange rate prevailing at December 31, 2004 (NIS 4.308 = $1.00), as published by the Bank of Israel.

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

We are engaged in a highly competitive business. If we are unable to compete effectively, particularly against low-priced supermarkets, our business will be materially adversely affected.

          The food retailing industry in Israel is highly competitive and is characterized by high turnover and narrow operating margins. We compete with other supermarket chains, low-priced private supermarkets, independent grocers, open-air markets, and other retailers selling supermarket goods. Competitive pressures increase as the supermarket sector in Israel approaches higher saturation levels and continue to increase as our competitors expand their operations and new companies enter the market with hard discount formats.

          In recent years, due to a recession and an increase in unemployment in Israel, the most important factor in the purchase decisions of a larger portion of the Israeli public has been the price of the products it purchases. Even following the economic recovery in 2004, price has remained a significant factor in the purchase decisions of many consumers. As a result, we and other major chains have continued our expansion into low-priced store formats and, during 2005, other major chains have expanded into hard discount formats. In addition, in response to the increased focus on the price of products, private supermarkets have continued to expand their presence in selected areas, increasing competition in an already difficult market. These private supermarkets have been able to capture a significant part of the sales from the major chains in their areas by using lower cost non-unionized labor and having lower operating costs and, in some cases by operating on Saturdays and offering non-kosher food. Large supermarket chains in Israel, including us, are kosher and therefore do not offer non-kosher food or operate on Saturdays. As a result, in 2004, these private supermarkets continue to increase their market share.

          If we are unable to maintain our current level of sales or if we lose market share to our competitors, our negotiating position with suppliers, which is based, in part, on our market share in the Israeli retail market, and our revenues may be adversely affected, with a corresponding impact on profitability. We cannot assure you that we will be able to maintain our sales and market share.

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

          We purchase most of our dairy, fresh produce and poultry products from the Tnuva Cooperative, or Tnuva, an Israeli food cooperative, which holds a leading position in the domestic dairy and poultry markets. In 2004, Tnuva’s products accounted for approximately 12.1% of all the products sold at our supermarkets. In addition, Elite, which merged in 2003 with Strauss, an Israeli food manufacturer, accounted in 2004 for approximately 9.8% of all products sold at our supermarkets, and the Osem group accounted for approximately 7.6% of all products sold at our supermarkets in 2004. Because of our status as a leading food retailer in Israel as a result of which we are able to offer a wide exposure and promotion, on a national level, to these suppliers’ products, and the fact that we maintain an excellent and long-standing relationship with Tnuva, Elite and Osem, we do not believe that there is a material risk of future stoppage of supply of products of these key suppliers. However, we do not have a written contract with Tnuva, Elite or Osem obligating them to supply products to us. The ten largest suppliers accounted for approximately 48% of our products purchases in 2004. We cannot assure you that, in the future, Tnuva, Elite, Osem or any of these other suppliers will not significantly raise the prices of the products they supply us, or encounter difficulties in providing these products to us, in either of which cases our operating results might be adversely affected.

Bronfman-Alon is able to control the outcome of matters requiring shareholder approval.

          Bronfman-Alon Ltd. (Bronfman-Alon) currently owns approximately 77.38% of Blue Square’s ordinary shares following the conversion by other investors of an aggregate of approximately NIS 13.8 million in principal amount of our 5.9% convertible debentures since their issuance in August 2003. So long as Bronfman-Alon, or any successor to its shareholdings in Blue Square, continues to own beneficially more than 50% of our outstanding ordinary shares and voting power, it will be able to control the outcome of matters requiring shareholder approval, including the election of all Blue Square directors, other than Blue Square two external directors whose election, under the Israeli Companies Law, requires that at least one-third of the non-controlling shareholders who participate in the vote, vote for their nomination, or that the total number of shares of non-controlling shareholders voted against their nomination does not exceed one percent of the aggregate voting rights in the company.

We own a majority interest in most of our subsidiaries. As a majority shareholder, we owe fiduciary duties to the minority shareholders of our subsidiaries and have to share dividends and distributions with these minority shareholders.

          We directly operate all of the supermarkets that Blue Square owns directly and those that are owned by BSIP’s subsidiaries. As of December 31, 2004, Blue Square owned directly 104 supermarkets; the balance of our operations were owned by BSIP’s subsidiaries, each of which has its own board of directors and management. These subsidiaries include BSIP, in which Blue Square owns an 80.7% interest, and the Blue Square Chain (Hyper Hyper) Ltd., or Hyper Hyper, in which BSIP owns a 100% interest and, therefore, Blue Square indirectly owns an 80.7% interest. The ordinary shares of BSIP that are not owned by Blue Square are publicly held and traded on the Tel Aviv Stock Exchange. The consolidated sales of BSIP and its subsidiaries in 2004 aggregated approximately NIS 3,625 million, or $842 million, representing approximately 68% of our consolidated sales for 2004. At December 31, 2004, the total consolidated assets of BSIP and its subsidiaries aggregated approximately NIS 1.2 billion, or $285 million, constituting approximately 39.9% of our total consolidated assets at December 31, 2004.

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

          Our operation of supermarkets in Israel requires permits from municipal authorities, which are conditioned on the prior approval of various agencies, including the health and environment ministries, and the police and fire departments. Some of these permits are currently in the name of the Co-Op Blue Square Services Society, or the Co-Op, our former controlling shareholder, and entities other than us, and have not yet been transferred or re-issued to us. Also, some of our stores require permits that have not yet been obtained, or have expired or require renewal. Furthermore, as a result of the hostilities between Israel and the Palestinians, the relevant authorities, including the police, have required us to adopt various security measures. These safety requirements may prescribe extensive investment in safety equipment, the retaining of security personnel and may lengthen the time dedicated for obtaining permits from the municipal authorities. If we are unable to obtain or maintain one or more required permits, we may be required to close one or more stores or to take other remedial action to obtain or maintain these permits.

Increase in employee minimum wage in Israel may adversely affect our operating results.

          A substantial portion of our employees’ wages is adjusted upon a change in the minimum wage in Israel. Under Israeli law, minimum wage equals 47.5% of the average wage for an employee in Israel. The minimum monthly wage since January 2003 has been NIS 3,335, or $774. An increase in minimum wage will increase our labor costs and thus adversely affect our operating results.

Volatility of Blue Square’s share and ADS price could adversely affect its shareholders.

The market price of Blue Square’s ordinary shares and ADSs could be volatile and could be subject to fluctuations in response to numerous factors, including the following:

•	actual or anticipated variations in our quarterly operating results or those of our competitors;

•	changes in financial estimates by securities analysts;

•	conditions or trends in our business;

•	changes in the market valuations of our competitors;

•	announcements by us or our competitors of significant acquisitions;

•	entry into strategic partnerships or joint ventures by us or our competitors;

•	the political, economic, security and military conditions in Israel;

•	additions or departures of key personnel;

•	sales of ordinary shares by Blue Square’s controlling shareholder; and

•	disputes between our controlling shareholders.

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

          In connection with our issuance of NIS 400 million in aggregate principal amount of unsecured 5.9% convertible and nonconvertible debentures in August 2003, Blue Square’s Board of Directors resolved that Blue Square would not distribute dividends in any quarter if the ratio of our financial obligations (as defined by Maalot, an Israeli rating agency, and affiliate of S&P) (Maalot) to EBITDA for any quarter exceeds 3.5 until June 30, 2006 or exceeds 3.0 thereafter. Blue Square’s Board also resolved that Blue Square would not distribute dividends in any quarter if the ratio of the cost of unencumbered fixed assets as set forth on our financial statements (following depreciation) to financial obligations (as defined by Maalot) for any quarter is below 120%. Maalot has informed us that a change in this Board resolution may lead to a downgrading of the rating on our 5.9% unsecured debentures. Following the dividends distributions of 2003 and 2004 the retain earnings of Blue Square decreased significantly. As a result of this Board resolution and the other restrictions, we may not be able to pay cash dividends on our ordinary shares in the same amount as in 2003 and 2004, and you may not be able to receive adequate return on your shares through the payment of dividends.

Future issuances of our ordinary shares could reduce our share price.

          Out of the NIS 400 million in aggregate principal amount of unsecured 5.9% debentures that we issued in August 2003, NIS 200 million in aggregate principal amount were convertible debentures (principal repayable in three equal installments in the years 2007, 2009 and 2011) which are currently convertible into Blue Square ordinary shares at per share price of NIS 34.2. This conversion ratio is subject to adjustment in the event of distribution of bonus shares, cash dividends and the issuances of rights. On June 15, 2005, the closing price per share of our ordinary shares on the Tel Aviv Stock Exchange was NIS 40.24.

          Our issuance of ordinary shares to holders of our convertible debentures, or the perception that those issuances may occur in the future, could materially and adversely affect the market price for our ordinary shares.

The Israeli Antitrust Authority may take actions that limit our ability to execute our business strategy or otherwise affect our profitability.

          Our strategy includes expanding our market presence in existing retail food markets and entering into new retail food and “Non-Food” markets. The Israeli Antitrust Authority may limit our ability to execute our strategy. The Commissioner of the Israeli Antitrust Authority may limit our ability to acquire existing stores or enter into mergers to acquire existing stores.

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

          On January 5, 2005, the Commissioner of the Israeli Antitrust Authority issued his final position regarding “commercial restrictive practices between the dominant food suppliers and the major supermarket retail chains”. According to the Commissioner’s final position, some of these practices were found to be restrictive trade agreements under the antitrust laws. The Commissioner prohibited these practices unless approved by the Restrictive Trade Practices Court or exempted by the Commissioner himself. The Commissioner announced the following operational measures to enforce the law:

•

The legal department of the Israeli Antitrust Authority is to take appropriate legal proceedings against any party to a clear violation of the law exposed during the investigation and, if necessary, take prospective legal measures, such as injunctions and issuing directives to monopolists.

•

Demand from the relevant supermarket retail chains and food suppliers to provide all existing agreements and arrangements with regard to year 2004 in order to ensure that the illegal practices have ceased and that the recommendations of the Commissioner have been implemented.

•

To review the practices and customs between the dominant suppliers and other supermarkets (i.e., which are not among the major supermarket retail chains) in order to confirm the legality of these arrangements under the antitrust laws.

          Among the practices that were found to be restrictive according to the Commissioner were the following: arrangements with suppliers that determine the suppliers of the retail chains, their identity and their number; arrangements for the management of product categories in conjunction with suppliers; arrangements regarding the retail selling price; arrangements for determining market share of a particular supplier’s products and arrangements for determining prices made by suppliers to competing chains; arrangements with regard of the use of suppliers’ manpower to stock merchandise on the shelves of the chains’ stores. Limits were imposed on financial benefits to the chains with regard to display areas and on special offers to chains for meeting certain sale targets.

          We have been applying most of these directives among others, by an internal compliance program adopted by us.

          Following a meeting with the Commissioner, the Commissioner delivered to us and to the other major chains a draft of a proposed consent decree with respect to the disputed issues. We and the other major chains have begun negotiations with the Commissioner with respect to the contents of the consent decree. Presently we do not know how, if at all, our business would be affected should the Commissioner take any action against us with respect to those issues under dispute which we believe are legal based on our consultations with our legal counsel.

          We understand from recent press reports that the Commissioner has delivered to the large suppliers a draft of a proposed consent decree. We have not received confirmation that this has occurred, nor do we have any knowledge regarding the content of such consent decree or the response of the large suppliers to any such consent decree.

          For more information on this and other action taken by the Israeli Antitrust Authority, please see “Item 4. Information on The Company – B. Business Overview – Government Regulation”.

The proposed amendment to the Law for Deposits on Beverage Containers, 1999, would impose significant expenses and costs on us, which could have a material adverse effect on our results of operations.

          The Knesset, the Israeli parliament, is considering amending the Law for Deposits on Beverage Containers, 1999, which would require us to charge a deposit for drink containers of more than 1.5 liters and accept the return of empty containers for refund. This would also require us to store the containers until collected by the manufacturers and/or importers. The current law only applies to containers of less than 1.5 litres. This proposed amendment to the law would impose on us significant expenses and costs, which could have an adverse effect on our results of operations. For more information on this proposed amendment, please see “Item 4. Information on The Company – B. Business Overview – Government Regulation”.

Our profit margin would be adversely affected if our ability to utilize our distribution center were limited.

          We have one distribution center in Rishon Letzion from which we distribute to our supermarkets a large portion of the products they carry. The products distributed by our distribution center generated approximately 23% of our total percentage sales during 2004. Our inability to utilize the distribution center for any reason may significantly impair our ability to distribute our products to our supermarkets and would adversely affect our profit margin.

We are exposed to risks of fraud and theft with regard to our gift certificates which may cause a loss of revenue and non-recoverable expenses

          We run programs under which we issue and sell gift certificates to institutions, companies and individuals, particularly during the High Holiday and Passover seasons. The gift certificates can be used in our stores as well as other stores with which we entered into collaboration agreements. We are exposed to risks connected with the issuance of such certificates, including risks that they may be fraudulently forged or stolen. A substantial or large scale forgery or theft may cause a reduction in our revenue and increases our expenses.

We may be limited in our ability to borrow from Israeli banks

          Bank of Israel regulations limit the ability of Israeli banks to lend to various borrowers over certain limits, including to companies and individuals considered to be in an affiliated group. These regulations limit the amount available to us and to our group companies to borrow from Israeli banks. For purposes of these regulations, we may be considered part of one borrowing group with our controlling shareholders and/or, under certain circumstances, with interested parties in the group, including Bronfman-Alon Ltd., Dor Alon group, Africa Israel group (an interested party in Dor Alon) and corporations under their control. Blue Square and its subsidiaries may face limitations from time to time in their ability to obtain additional credit from Israeli banks due to these Bank of Israel regulations, which would adversely affect our ability to operate our business as we have in the past.

Use of technological information systems

          We use several technological information systems and computer systems. Our day-to-day operations are dependent on the proper function of these systems. We take various measures to ensure the integrity and reliability of the data and computer systems, including data protection and data back up. However, a failure of our data and/or computer systems may adversely affect our day-to-day operations.

A new published Israeli Accounting Standard could have an adverse effect on our results of operations.

          In accordance with Israeli Accounting Standards No. 12 and No. 17 adopted by the Israeli Accounting Standards Board, our financial statements ceased to be adjusted for inflation in Israel for periods beginning on or after January 1, 2004. The amounts included in our financial statements as of December 31, 2003 served as the starting point for nominal financial reporting beginning January 1, 2004. The adoption of Standard No. 12 could have material adverse effect on our results of operations. As a result of the adoption of these standards, our assets and shareholders equity ceased to be adjusted for inflation in Israel, while the repayment of interest and principal under most of our loans and all debentures continues to be linked to the Israeli CPI, as provided in our loan and debenture agreements. As a result, an increase in inflation would have the effect of increasing our financial expenses without any offsetting increase in our assets and revenues on our financial statements, leading to lower reported earnings and shareholders equity. The extent of this effect on our financial statement would be dependent on the rate of inflation in Israel.

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

          In the last few years, hostilities between Israel and the Palestinian Authority have substantially increased, although recently hostilities have somewhat decreased. These hostilities include terrorist acts in Israel and military operations in the West Bank and Gaza.

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

          The hostilities between Israel and the Palestinians referred to above have and may affect our business in a number of ways. First, we have incurred additional costs to maintain the security of our customers. As a condition of the receipt of permits of municipal authorities, depending on the size of the store, we are required to hire security personnel and security equipment for each store. In addition, the police may impose new security demands, based on the location and size of each store. Second, security concerns may decrease traffic in our stores, especially in stores located in malls. The occurrence of violence at any of our stores or at any of the stores of our competitors may discourage our customers from visiting our supermarkets. It is difficult to predict when the hostilities between Israel and the Palestinians will terminate and to what extent the hostilities will affect our operating results.

Economic conditions in Israel affect our financial performance.

          All of our sales are made in Israel and a substantial majority of the goods that we sell are grown, manufactured or processed in Israel. Consequently, our financial performance is dependent to a significant extent on the economy of Israel. During the years 2001 and 2002, Israel’s Gross Domestic Product declined by 0.9% and 0.7%, respectively, while in 2003 and 2004, it rose by 1.3% and 4.3%, respectively. The economic slowdown during 2001, 2002 and a portion of 2003 years adversely affected our financial performance. Initial reports indicate that the Israeli economy will grow by approximately 4.0% in 2005. We cannot be sure how any growth or decline in the Israeli economy will affect our financial performance.

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

          In June 2003, Bronfman – Alon acquired 78.1% of the outstanding shares of Blue Square from the Co-Op. See “- Change in Control” below. Bronfman-Alon currently owns approximately 77.38% of the outstanding shares following to the conversion by other investors of an aggregate of approximately NIS 13.8 million in principal amount of our 5.9% convertible debentures since their issuance in August 2003.

          The following significant events have occurred during the last two years:

•

The issuance in 2003 of NIS 400 million in aggregate principal amount of unsecured 5.9% debentures (with final maturity dates of either 2011 or 2014), half of which are convertible into Blue Square ordinary shares. As of June 15, 2005, the per share conversion price of the convertible debentures was NIS 34.2 and is subject to adjustment for cash dividends that may distributed from time to time. The debentures were rated “AA” by Maalot (an Israeli rating agency) so long as the limitations on the distribution of dividends are in accordance with the decisions of the Board of Directors (see Item 3. Key Information - D. Risk Factors. “Restrictions on the payment of dividends may limit our ability to pay cash dividends on our ordinary shares”);

•

The payment of dividends from June 2003 to May 2005 totaling approximately $136.2 million, equal to approximately $3.43 per share (see Item 3. Key Information - D. Risk Factors. “Restrictions on the payment of dividends may limit our ability to pay cash dividends on our ordinary shares”);

•

The implementation of an efficiency plan, including the dismissal of employees, replacement of maintenance and security contractors via new tenders, outsourcing some of our activities, and closing underperforming stores (stores with negative cash flow);

•	The consolidation of our store brands to just three, which enables us to focus our marketing efforts more effectively and differentiate our store brands; and

•

The increase of the variety of “Non-Food” and “Near-Food” items, which have higher average margins, with the goal of increasing the portion of our customers’ overall shopping needs that are addressed in our stores. As part of this strategy, we recently acquired 50% of the holdings of “Hamachsan Hamerkazi Kfar Hasha’ashuim Ltd. (Central Warehouse/Toy Village)”, Israel’s largest franchiser of “All for a Dollar”, toy and houseware stores. In addition, we have applied for licenses to sell over the counter pharmaceutical medical products (“OTC drugs”) to further expand the mix of goods sold in our stores. Some of our license applications have already been approved.

Capital Expenditures

          A key component of our business strategy is the establishment and relocation of new stores, the remodeling of existing stores and the improvement of our distribution facilities. During the three months ended March 31, 2005, we invested NIS 11.7 million, or $2.7 million in fixed and other assets. In 2004, we invested NIS 89.4 million, or $20.8 million in fixed and other assets, a 35.5% decrease from our 2003 investment of NIS 138.7 million, or $32.2 million. This decrease is primarily attributable to our continued strategy of leasing store sites with an option to renew the lease, rather than to purchase store sites and our opening of fewer stores than in 2003. Of our fixed asset investment in 2004, we invested NIS 13.3 million, or $3.1 million in land and buildings, including land that we lease, as compared with NIS 27.2 million, or $6.3 million in 2003. In 2002, we invested NIS 243.2 million, or $56.5 million in fixed and other assets. As of December 31, 2004, we had entered into agreements for investments in fixtures and equipment in an aggregate of NIS 12 million, or $2.8 million.

          For additional information pertaining to our principal capital expenditures and divestitures for the last three financial years and those of which are currently in progress, and the method of financing, see “Item 5. Operating and Financial Review and Prospects–Liquidity and Capital Resources”.

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

          During the years 2004 and 2005, each of our two indirect controlling shareholder groups (the “Dor-Alon” group and the “Bronfman-Fisher” group, each of which owns a 50% interest in Bronfman-Alon) offered to acquire the 50% interest in Bronfman-Alon held by the other group. Each group rejected the offer from the other group and continues to hold its respective 50% interest in Bronfman-Alon.

          For a description of the ownership in Bronfman-Alon, please see “Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders”.

          B.        Business Overview.

General

          We are a leading food retailer in the State of Israel. Through our supermarkets, we offer a wide range of food and beverages products and also “Non-Food” items, such as housewares, toys, electrical appliances, computers and computer accessories, entertainment and leisure products, and “Near-Food” products, such as health and beauty aids, infants products, cosmetics and hygiene products and prescription drugs, and recently started to operate several “All for a Dollar” departments in our stores. As of December 31, 2004, we owned and operated 164 supermarkets under the brand names Mega, Super Center and Shefa Shuk. Our activities are carried out via Blue Square and its consolidated subsidiaries, the largest of which is BSIP. As of March 31, 2005, Blue Square owned 80.7% of the outstanding shares of BSIP, the balance of which were publicly held and traded on the Tel Aviv Stock Exchange. BSIP and its direct and indirect subsidiaries, including Blue Square Chain (Hyper Hyper) Ltd., are the owners of 60 of our supermarkets. The consolidated sales of BSIP and its subsidiaries in 2004 aggregated approximately 68% of our consolidated sales for that period. As of March 31, 2005, the total consolidated assets of BSIP and its subsidiaries aggregated approximately NIS 1.2 billion, or $286 million, constituting approximately 38.9% of our total consolidated assets at that date.

          The following table sets forth the change in the number of our stores (net of store closures) and store space as of the dates indicated:

	No. of Stores	Store Space (square meters)

As of December 31, 2000	168	258,000
As of December 31, 2001	171	279,000
As of December 31, 2002	173	292,600
As of December 31, 2003	161	290,800
As of December 31, 2004	164	300,000

          During the past year, we completed the process of streamlining our store brands to just three – Mega, Super Center and Shefa Shuk. In the “Mega” chain stores, which are located primarily outside the city centers, we offer the widest selection of food, “Near-Food” and “Non-Food” items at reduced prices. In the “Super Center” chain stores, which are usually smaller than “Mega” stores and are located primarily in local neighborhoods and city centers, we offer a more limited selection of food, “Near-Food” and “Non-Food” items at competitive prices. Our “Shefa Shuk” chain stores are low priced stores with a selection of products specially oriented towards Israel’s growing ultra-orthodox population and also designated to compete with local competition. As of December 31, 2004, we operated 37 Mega Stores, consisting of approximately 156,000 square meters space, 101 Super Center stores, consisting of approximately 101,000 square meters space, and 26 Shefa Shuk stores, consisting of approximately 43,000 square meters space.

          We operate a “Buy & Bonus” frequent-buyer incentive program and a “Mega” frequent-buyer incentive program, which are designated to increase consumer traffic and encourage customers to patronize our stores and to allow our customers to earn free gifts by earning points. These customer clubs grant a variety of discounts and benefits to participants. The benefits are published each month in a “Buy & Bonus” magazine which is distributed in our stores and in the general media. We are currently considering to expand and improve these customer clubs and, alternatively, to merge these customer clubs and to consolidate them with third party club(s) in order to enhance their attractiveness. A final decision has not yet been reached.

Industry Overview

          We estimate that retail sales of food, beverages and tobacco in Israel was approximately NIS 40 to 41 billion, or $9.3 to $9.5 billion, in 2004. This estimate is based on the data published by the Israeli Central Bureau of Statistics of the retail sales of food, drinks and tobacco in Israel in 2003 (2004 has not yet been published) and the growth of expenditure for the consumption of food, beverages and tobacco of household in Israel in 2004 (2.95%).

          The retail sales of food, beverages and tobacco in Israel includes supermarkets, grocery stores, mini-markets and retail sales of fruit and vegetables, meat, poultry and fish. The supermarket retail chain market consists of three large chains: Super Sol, ClubMarket and us, as well as other smaller but developing chains.

          We estimate that significant growth opportunities for supermarkets in Israel remain as more households increase purchasing of supermarket goods at supermarkets rather than smaller grocery stores, mini-markets and open-air markets. We estimate that approximately 36% of the total retail sales of food, beverages and tobacco in Israel in 2004 was made by the three large chains and 50% was made by all chains - a percentage that is considerably lower than the estimated market shares prevailing in Europe and the United States. Accordingly, we believe that there is an opportunity for us to grow correspondingly with the general growth of the supermarket sector in Israel.

Our Supermarkets

          We operate three supermarket formats, tailoring store sizes and product ranges to meet the preferences of each format’s target customers. Our supermarket formats are among the most recognized in Israel. According to A.C. Nielsen, our market share of the bar-coded market of non-durable goods in 2004 was 25.1%.

          See “Our Operations” for a description of our supermarket formats as of December 31, 2004.

Seasonality

          Our business is subject to fluctuations in quarterly sales and profits. These fluctuations are primarily attributable to increased sales and higher operating income in the holiday seasons occurring in different quarters from year to year. Thus, for example, increased sales attributable to Passover, which occurs in either March or April, may be realized in either the first or the second quarter, and sales attributable to the Jewish New Year, which occurs in either September or October, may be realized in our financial report in either the third or the fourth quarter. Generally, purchases for a particular holiday occur during the two-week period prior to the commencement of that holiday. However, the timing of the holidays does not affect our semiannual results.

          Many of our expenses are unrelated to the level of sales, and therefore a relatively modest increase or decrease in sales, whether or not related to the timing of holidays, tends to have a disproportionately large impact on our profitability.

Our Strategy

          Our strategy is to take advantage of our position as a leading food retailer in Israel, by expanding our market presence in existing retail food markets and by entering into new retail food, “Near-Food” and “Non-Food” markets. To achieve this goal, we intend to pursue a number of operating and growth strategies, which include:

•	increasing our market share by opening additional store locations, improving and enlarging existing stores and, if necessary, reducing and/or closing underperforming stores;

•

increasing our market share of “Non-Food” and “Near-Food” products and to offer a wider selection of these products to consumers in our stores, including electrical appliances, computers and computer accessories. As part of this strategy, we recently acquired 50% of the holdings of “Hamachsan Hamerkazi Kfar Hasha’ashuim Ltd. (Central Warehouse/Toy Village)”, Israel’s largest franchiser of “All for a Dollar”, toy and houseware stores;

•	considering the possibility of offering and selling other products, such as financial instruments and insurance, to our consumers;

•	exploring various alternatives to maximize the potential value of our real estate assets, including unused building rights;

•	differentiating our store brands and products from those of our competitors;

•	increasing operational efficiency;

•	synergies with our affiliated entities, such as our procurement agreement with Dor Alon Operating Service Stations Ltd., in which we agreed to procure products for their convenience stores;

•	focusing on improving the availability of products in our stores and reducing the shortage of products “on the shelves”;

•	expanding and improving our customer clubs and, alternatively, merging these customer clubs and consolidating them with third party club(s) in order to enhance their attractiveness; and

•	examining the feasibility of establishing and operating gasoline stations near our Mega stores.

Real Estate

          Most of our acquisitions of real estate have been in connection with the retail operation of our stores. Nevertheless, through our Real Estate Development Division, we are exploring various alternatives to maximize the potential value of our real estate assets, including our unused building rights. Among the alternatives, we will consider methods to raise capital through our real estate assets (such as an offering to the public, securitizations of cash flow, and sale and re-leasing of real estate on terms more beneficial to us) and/or transfer of real estate to a subsidiary and/or accepting third party investors in our real estate.

          For more information about our real estate, please see “- D. Property, Plant and Equipment” below.

Competition

          The Israeli food retailing industry is highly competitive and is characterized by high turnover and narrow operating margins. We compete with other supermarket chains, such as Super Sol and ClubMarket, low-priced private supermarkets, independent grocers, open-air markets, and other retailers selling supermarket goods. Competitive pressures increase as the supermarket sector in Israel approaches higher saturation levels and will continue to increase in the event that our competitors expand their operations or new companies enter the market with hard discount formats.

          We and other major chains have expanded into low-priced store formats and, during 2005, other major chains have expanded into hard discount formats. In addition, private supermarkets have continued to expand in selected areas. These private supermarkets have been able to capture a significant part of the sales from the major chains in their areas by using lower cost non-unionized labor and having lower operating costs and, in some cases, by operating on Saturdays and offering non-Kosher food. Large supermarket chains in Israel, including us, are kosher and therefore do not offer non-kosher food or operate on Saturdays. As a result, in 2003-2004 these private supermarkets increased their market share.

          In the sale of cosmetic, toiletries and hygiene products, we compete against establishments that sell such products, including the drug store chains SuperPharm and NewPharm.

          In addition, due to our entrance into the sale of “Near-Food” and “Non-Food” products, we compete against retail chains and stores outside the food industry, such as Toys R Us, Office Depot, household stores and others.

Our Operations

          Our supermarket operations are conducted under the Mega, Super Center and Shefa Shuk store formats, which are among the most well-recognized retail names in Israel. Our supermarkets offer a wide selection of supermarket goods. The mix of products of each supermarket format varies to address the preferences of its target customers. Many of our supermarkets offer specialty departments such as full service bakeries, delicatessens, fresh meat and prepared food departments; certain supermarkets also contain franchise operations, which sell a variety of goods. Fifteen of our supermarkets also include drugstores, which sell medications, prescription medicines, cosmetics, perfume and personal hygiene items. In addition, we offer a range of “Non-Food” and “Near-Food” items and recently started to operate several “All for a Dollar” departments in our stores. Furthermore, we have applied for licenses to sell over the counter pharmaceutical medical products. Some of our license applications have already been approved.

          A portion of our stores operations is owned directly by Blue Square, and the other portion is owned by Blue Square’s subsidiary, BSIP and its subsidiaries. The stores which are owned directly by Blue Square generally are less than 1,500 square meters, and the stores which are owned by BSIP and its subsidiaries generally are more than 1,500 square meters.

          The following table provides certain information regarding the Blue Square stores and the BSIP stores as of December 31, 2004:

	Blue Square Israel		BSIP		TOTAL

Retail Format	Number of Stores	Store Space (square meters)	Number of Stores	Store Space (square meters)	Number of Stores	Store Space (square meters)

Mega(1)	1	7,000	36	149,000	37	156,000

Super Center(2)	90	83,000	11	18,000	101	101,000

Shefa Shuk(3)	13	15,600	13	27,400	26	43,000

Total	104	105,600	60	194,400	164	300,000

(1) Large stores (average size of 4,500 square meters), primarily located outside of city centers, offering a wide selection of food items and other departments at reduced prices.

(2)Medium and small size stores primarily located in city centers and local neighborhoods offering a more limited selection of food and household items at competitive prices.

(3)Low-priced supermarkets with a selection of products oriented to ultra-orthodox Jewish population and also designated to compete with local competition.

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

          Through our distribution center, we can distribute products from suppliers, manufacturers and importers, thus reducing prices and broadening the range of available products. The distribution center is operated on a 40,000 square meter site. At this site, we operate approximately 20,000 square meters as warehouse space. We conduct the administration of the warehouses and distribution by means of a computerized system that consolidates orders from all the branches while giving consideration to inventory levels, store requests and company planning.

          We purchase products for our supermarkets from more than 1,100 suppliers, including manufacturers, importers and distributors. Approximately 83% of our grocery items and 86% of our meat and fish are delivered directly by suppliers to some of our stores. For certain other items, including 82% of fruits and vegetables, we provide distribution to our supermarkets through our distribution center. For the year ended December 31, 2004, approximately 23% of our sales were of products distributed from the distribution center.

          We actively seek to diversify our suppliers. However, we purchase most of our dairy, fresh produce and poultry products from Tnuva, an Israeli food cooperative, which holds a leading position in the domestic dairy and poultry markets. In 2004, Tnuva’s products accounted for approximately 12.1% of all the products sold at our supermarkets. In addition, Elite, which merged with Strauss, an Israeli food manufacturer, accounted for approximately 9.8% of all products sold at our supermarkets in 2004, and the Osem group accounted for approximately 7.6% of all products sold at our supermarkets in 2004. Because of our status as a leading food retailer in Israel and the fact that we maintain an excellent and long-standing relationship with Tnuva, Elite and Osem, we do not believe that there is a material risk of future stoppage of supply of products of these key suppliers. However, we do not have a written contract with Tnuva, Elite or Osem obligating them to supply products to us. In addition, in recent years, there has been a process of consolidation among our suppliers. As a result, our largest suppliers now account for a larger percentage of our product purchasers. The ten largest suppliers for our supermarkets accounted for approximately 48% of our product purchases in 2004. We have not experienced any material problems in obtaining products of the quantity and type required.

Marketing

          We endeavor to create an awareness of our supermarkets as offering a combination of broad selection, high-quality service and competitive prices. Our primary advertising outlets, in addition to point-of-sale marketing, are television, newspapers, radio, billboards and direct mail. Store promotions are conducted, from time to time, in all our supermarkets, in specific chains or in individual stores. These promotions include our Mega club, Buy & Bonus incentive program, price reductions, gifts, coupons or deferred payment terms. We have joint advertising and sales initiatives together with some of our suppliers. The stores accept cash, checks, credit cards and gift certificates. We provide extended payment terms for supermarket purchases. During the High Holiday and Passover seasons, we run gift certificates programs, under which we issue and sell gift certificates to institutions, companies and individuals. The gift certificates can be used in our stores as well as other stores with which we entered into collaboration agreements. We also participate in tenders in connection with the sale of our gift certificates, and we are conducting pilot programs with respect to the use of prepaid electronic cards which would be used as a substitute for paper gift certificates. From time to time, we also operate joint marketing promotions with other entities.

          In addition, we operate the Blue Center website which allows customers to place orders via the Internet 24 hours a day and to have the products in our stores delivered to our customers’ homes from a nearby store within a few hours. Likewise, customers may order products by phone (through a calling center) or by fax. We endeavor to keep the website up to date with the same discounts that are available at our Super Center stores. Currently, the service is provided in limited geographic areas, mainly in Central Israel and in Jerusalem.

Government Regulation

          Our operation of supermarkets in Israel requires permits from municipal authorities, which are conditioned on the prior approval of various agencies, including the health and environment ministries, the police and fire departments. If we are unable to obtain or maintain one or more required permits, we may be required to close one or more stores or to take other remedial action to obtain or maintain these permits. See “Item 3. Key Information- D. Risk Factors- Failure to obtain or maintain permits required for our operations may adversely affect our operating results” for more information.

          The Israeli government is authorized to control the prices of goods and services offered in Israel. Any imposition of more extensive price controls in the future than those that currently exist may have a material adverse effect on our operating results. See “Item 3. Key Information- Risk Factors- D. Government-imposed price controls may have a material adverse to effect on our operating results” for more information.

          Deposits for Drink Containers

          A law effective October 1, 2001 requires stores to charge a deposit for drink containers of less than 1.5 liters and more than 0.1 liter and accept the return of empty containers for refund. The Knesset, the Israeli parliament, is considering an amendment to this law which, among other things: (i) would require stores to also charge a deposit for drink containers of 1.5 liters and more and accept the return of empty containers for refund; (ii) would limit to 50 the number of containers which a store is required to accept from any customer on any single day; (iii) the obligation to recycle the containers would be under the responsibility of the producers and/or the importers of the containers and (iv) would impose an affirmative duty on employers to supervise and to use their best efforts to prevent violations of the law by their employees. Under the proposed amendment, an employer may be held criminally liable for breaching its duty to prevent employee violations of the law. See “Item 3. Key Information – D. Risk Factors – The proposed amendment to the Law of Deposits on Beverage Containers, 1999, would impose significant expenses and costs on us, which could have a material adverse effect on our results of operations.” Blue Square is no longer a participant in the activities of a recycling corporation whose purpose is to set up and operate a mechanism to implement the provisions of the law. We have commenced a lawsuit against the recycling corporation for the reimbursement of expenses that the recycling corporation was obligated to reimburse Blue Square under the agreement between the founders of the recycling corporation and the recycling corporation. We have incurred expenses to allocate storage space for the empty containers and dedicate special cashiers for returning the deposits. We have also incurred expenses for additional personnel and equipment, including equipment in some of our stores that enable consumers to automatically receive their deposits while bringing back the empty containers without the need for store personnel. For information regarding a claim under the new law, See “Item 8. Financial information- A. Consolidated Statements and Other Financial Information - Legal Proceedings”.

          Limits on Expansion

          The Israeli Antitrust Authority may limit our ability to execute our strategy of expanding our market presence. The Commissioner of the Israeli Antitrust Authority may limit our ability to acquire existing stores or enter into mergers to acquire existing stores.

          In March 2003, the Israeli Antitrust Authority notified us that the previous agreement between a subsidiary and another party with respect to a partnership at “Malcha Shopping Center” branch constitutes a restrictive arrangement. Prior to the aforementioned notification, the partnership was dissolved through the acquisition of the other party’s share of the partnership by our subsidiary. We are presently unable to estimate the effect of the notification of the Israeli Antitrust Authority and its ultimate outcome.

          Interchange Commission Rates

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

          Arrangements between Major Supermarkets Chains and Large Suppliers

          From April 2000 to May 2003, the Israeli Antitrust Authority conducted an investigation into alleged restrictive trade arrangements between major supermarkets chains in Israel and large suppliers. During the investigation, an inquiry was conducted in our offices and our former CEO and other senior officers were interrogated.

          On May 29, 2003, the Commissioner of the Israeli Antitrust Authority announced that it had concluded its investigation of the above issue. The Commissioner of the Israeli Antitrust Authority notified us that due to the findings, the Israeli Antitrust Authority is considering taking enforcement actions against those who had violated the law. In addition, the Commissioner publicized a document of direction,which contains his view of the legality of certain commercial conduct between the large supermarket chains (which consists of Super Sol, ClubMarket and us) and the large suppliers, which was exposed during the investigation.

          On January 5, 2005, the Commissioner of the Israeli Antitrust Authority issued his final position regarding“commercial restrictive practices between the dominant food suppliers and the major supermarket retail chains”. According to the Commissioner’s final position, some of these practices were found to be restrictive trade agreements under the antitrust laws. The Commissioner prohibited these practices unless approved by the Restrictive Trade Practices Court or exempted by the Commissioner himself. The Commissioner announced the following operational measures to enforce the law:

•

The legal department of the Israeli Antitrust Authority is to take appropriate legal proceedings against any party to a clear violation of the law exposed during the investigation and, if necessary, take prospective legal measures, such as injunctions and issuing directives to monopolists.

•

Demand from the relevant supermarket retail chains and food suppliers to provide all existing agreements and arrangements with regard to year 2004 in order to ensure that the illegal practices have ceased and that the recommendations of the Commissioner have been implemented.

•

To review the practices and customs between the dominant suppliers and other supermarkets (i.e., which are not among the major supermarket retail chains) in order to confirm the legality of these arrangements under the antitrust laws.

          The main directions in the final position document were the following:

•

Arrangements by which suppliers influence the setting of the number, identity or the extent of competing suppliers’ presence at such retail chain are proscribed restrictive arrangements according to the Commissioner.

•

Acquisition of retail display area by suppliers is not illegal per se’, but rather depends on the circumstances. For example, the following arrangements must be submitted to the antitrust tribunal or the Commissioner for review: (i) an agreement granting a dominant supplier an allocation exceeding half of the overall display area designated for the product category in which he has dominance; (ii) acquiring exclusivity for various “off-shelf” displays for extended periods of time or during high volume sale periods; (iii) long-term agreements regarding the acquisition of display areas, which impede potential competition. The following arrangements are deemed to pose no threat to competition: (i) arrangements with retailers who posses small market share; (ii) arrangements where the allocation of the display area to a particular supplier is very small; (iii) short-term arrangements; and (iv) arrangements with small suppliers.

•

Category management by a dominant supplier must be subject to the review of antitrust authorities review. Category management by a retail chain with a supplier constitutes a restrictive arrangement, but is not completely proscribed and will be reviewed by the antitrust authorities on a case-by-case basis.

•

The use of suppliers’ representatives to physically arrange the shelves in the chains’ stores constitutes a restrictive arrangement and must be submitted to the antitrust tribunal for approval or to the Commissioner for exemption. Accordingly, a six-month transition period has been set for the discontinuance of such practices or for obtaining appropriate approvals.

•

Discounts and rebates in exchange for meeting sales targets. The Commissioner’s position is that the benefits granted to retailers by suppliers for attaining suppliers’ sales targets may reduce or prevent competition. The Commissioner stated that such system constitutes a type of “target discount” or “loyalty discount”, as opposed to legitimate “volume discount”. However, the Commissioner noted that no enforcement will be executed for such arrangements, provided that (i) a large retail chain and a dominant supplier shall not be party to an agreement whose object or effect is the granting of benefits in return for meeting sales goals, unless the benefit is given as only a discount to the purchase price of units sold in excess of the sales goals and is restricted to these units alone; and (ii) the prices of units sold in excess of the sales goals shall not be lower than the production costs of these units.

•

The Commissioner considered to be a “restrictive trade arrangement” those arrangements between a large retail chain and a dominant supplier where the supplier is guaranteed that its market share in various product categories will remain above a certain percentage.

•

The Commissioner deemed prohibited agreements between a supplier giving a discount and retail chain under which either (i) the retail chain agreed not to permit a competing supplier to hold a sale at the same time on a competing product or (ii) the supplier agrees not to offer a similar sale to a competing retailer. However, the Commissioner added that giving a reasonable preference in display areas to one supplier while its products and the products of its competitors are both on sale may be justified under some circumstances.

•

The Commissioner deemed agreements between a supplier and a retail chain relating to the price to be charged to consumers for the supplier’s products to be proscribed restrictive arrangements. The Commissioner distinguished between three types of agreements: (i) a minimum retail price arrangement is proscribed; (ii) a maximum retail price arrangement, although restrictive, generally will be approved by the antitrust authorities; and (iii) a recommended resale price by the supplier is not, by itself, a restrictive arrangement so long as the supplier takes no action which is intended to result in the retailer accepting the supplier’s recommendation.

•

The Commissioner’s position is that it is prohibited for a retail chain, when a competing chain in close geographical proximity is selling a product at a lower price, to lower the price of its own comparable product and charge the supplier for the difference. The retail chains are entitled to demand from their suppliers the best possible commercial terms, provided they do not link these demands to the commercial terms other competing chains receive from these suppliers.

•	The Commissioner permitted the exchange of information between the supermarket chains and their suppliers so long as it is done on a transparent and equal basis.

•	The Commissioner declined to intervene with the retail chain’s practices relating to their private label, as was requested by the suppliers.

          It should be noted that the Commissioner of the Antitrust Authority findings do not refer specifically to the Company

          After the publication of the final position paper, the Commissioner stated his position that these directives constitute a position paper, which is “intended to provide the guidance concerning the normative status of various practices in the food retail industry as perceived by the Antitrust Authority”. The Commissioner indicated that this document does not have normative status.

          We have been applying most of these directives. Among others, by an internal compliance program adopted by us.

          Following a meeting with the Commissioner, the Commissioner delivered to us and to the other major chains a draft of a proposed consent decree with respect to the disputed issues. We and the other major chains have begun negotiations with the Commissioner with respect to the contents of the consent decree. Presently we do not know how, if at all, our business would be affected should the Commissioner take any action against us with respect to those issues under dispute which we believe are legal based on our consultations with our legal counsel.

          We understand from recent press reports that the Commissioner has delivered to the large suppliers a draft of a proposed consent decree. We have not received confirmation that this has occurred, nor do we have any knowledge regarding the content of such consent decree or the response of the large suppliers to any such consent decree.

          Consumer Protection Laws

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

          In addition, pursuant to new proposed regulation to be promulgated under the Consumer Protection Law, sellers of new electrical appliances to the end user consumer would be required to assume the responsibilities of the manufacturer(s) of the appliances in the event such manufacturer declares bankruptcy, is insolvent or otherwise cannot be located. Such responsibilities would include repairing any defect in the appliance (or, if necessary, exchange for non-defective appliance) during the warranty period, which repairs must be made within a certain period of time for certain appliances, and maintaining or subcontracting service centers.

          Drugstores

          Fifteen of our supermarkets include drugstores, which sell, among other products, prescription and non-prescription medicines. Under the Pharmacy Ordinance, 1981 and the regulations promulgated thereunder, we are subject to requirements relating to the storage, packaging and administration of drugs, storage of poisonous products, supervision requirements, sanitary conditions, marketing of controlled substances, requirements relating to medical devices, documentation requirements and other related requirements relating to the operation of drugstores. In addition, each drugstore must be supervised and managed by a licensed “supervisor pharmacist”. We employ in our drugstores supervisor pharmacists, pharmacists and pharmacist assistants, all of whom have the required licenses.

          Pursuant to a new amendment to the Pharmacy Ordinance effective May 2005, over-the-counter pharmaceutical medical products (“OTC drugs”) may be sold by individuals other than pharmacists and in places other than drugstores. We have applied for licenses to sell OTC drugs in some of our stores, and some of our applications have already been approved. We are subject to certain obligations and requirements regarding the sale of OTC drugs, among them: appointment of a supervisor in each store that sells OTC drugs, requirements relating to the size, composition, sanitation, temperature and safety of the stores selling OTC drugs, storage requirements, signage requirements, maximum selling quotas to individual consumers, restrictions on sales to minors, restrictions on advertising and promotion and requirements to pay license and renewal fees.

          New Proposed Business License Regulation

          By virtue of The Businesses License Law, 1968, and the regulations promulgated thereunder, and as a condition of the receipt of permits, we are required to comply with various safety, security, health, environment and other requirements. Under the proposed new Businesses License Regulation (Proper Sanitation Conditions to Grocery) – 2004, some existing requirements will be tightened and new requirements will be imposed on the operation of our stores. The new regulation would contain new or more stringent requirements relating to the following: requirements as to the building of our stores, designation of separated space to some specialty departments, drainage system requirements, sanitation, ventilation, lighting, temperature, water, sewage, waste handling, food storage, signage, food transportation and maintenance requirements, cooling device requirements and display and quality requirements. This proposed new Business License Regulation, would impose significant expenses and costs on us if it were become effective.

          C.        Organizational Structure

          We operate all of the supermarkets, including 104 of the supermarkets that are directly owned by Blue Square, and the remaining supermarkets which are owned by BSIP’s subsidiaries. Stores owned by BSIP’s subsidiaries generated approximately 68% of our sales during 2004. Each of BSIP and its subsidiaries has its own board of directors. We appoint all or a majority of the board of directors of each of these companies and typically our appointee serves as the chairman of the board of directors of each company. Although we appoint all or most of the board of directors of each company, each company’s board of directors has independent fiduciary obligations to all of its shareholders and to the company itself. Blue Square is obligated to deal with its partially owned subsidiaries at “arm’s-length.” Moreover, in the case of BSIP, which is publicly traded on the Tel Aviv Stock Exchange, the board of directors must include two external directors appointed under Israeli law. These external directors must satisfy all the requirements of external directors under the Israeli Companies Law, 1999, referred to as the Israeli Companies Law.

          Our largest subsidiary is BSIP, of which Blue Square owned approximately 80.7% of the outstanding shares as of December 31, 2004. The balance of BSIP’s outstanding shares are publicly held and traded on the Tel Aviv Stock Exchange. BSIP, in turn, owns all of the outstanding shares of Hyper Hyper, which, as indicated in the table set forth below, is the owner of our interests in a number of its other subsidiaries and affiliates. Blue Square receives fees from its subsidiaries, including BSIP and Hyper Hyper, as payment for the management and consulting services it provides to them for purchasing, marketing, finance, store development, budgets and control, accounting and financial reporting, taxation, law, internal auditing and data processing services. See “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions”. For information concerning the flow of funds between Blue Square and its direct and indirect subsidiaries, see also “Item 5. Operating and Financial Review and Prospects–Liquidity and Capital Resources.”

          Set forth below is a list of our material holdings as of June 15, 2005. The company marked with an asterisk (*) is not consolidated in our financial statements.

Company(1)	Operations +	% Ownership Held by Blue Square

The Blue Square Chain Investments & Properties Ltd.	Real estate and supermarkets	80.7	% (2)
The Blue Square Chain (Hyper Hyper) Ltd.	Supermarkets	80.7	% (3)
Radio Non Stop Ltd.*	Local radio station	26.6	% (4)
Hamachsan Hamerkazi Kfar Hasha’ashuim Ltd.	“All for a Dollar”, toy and houseware stores	50%

(1)	All companies are incorporated under Israeli law.

(2)	The remaining shares of BSIP are held by the public and institutional investors and traded on the Tel Aviv Stock Exchange.

(3)	BSIP’s wholly owned subsidiary.

(4)	Hyper Hyper holds its interest in this company through a wholly owned subsidiary, which holds a 33% equity interest in Radio Non-Stop Ltd. The remaining interests are held by unaffiliated entities.

+ We are also a 50% owner in a 17,000 square meter shopping mall in Jerusalem.

+ In June 2005, we sold our holdings interest in Teco Ltd., a company which manufactures disposable bags.

          D.        Property, Plants and Equipment.

          As of December 31, 2004, we owned or leased approximately 480,300 square meters of space. The following table provides certain details regarding the properties that we own and lease.

Properties	Number	Space (sq. meters)(1)

Total Existing Stores
Owned (including long term lease from [1]Israel Land Administration)	92	161,000
Leased under 5 years	31	60,000
Leased between 6-10 years	24	47,500
Leased over 10 years	17	31,500

	164	300,000

Stores in Development
Owned	2	2,100
Leased between 5-25 years	7	14,800

		16,900

Owned Offices (Rosh Ha’ayin)	1	9,300
Owned Warehouses (Rishon Letzion, Kiriat Gat, Kfar Saba)	3	26,000
Leased Warehouses (Barkan)	1	2,500

		37,800

Undeveloped Land (1)		84,000

Leased to Third Party (2)(3)		17,600

Unutilized Properties		24,000

TOTAL		480,300

(1)	The figures in this table do not include building rights.

(2)	Including a 50% interest owned by Blue Square in a 17,000 square meter shopping mall in Jerusalem, in which we operate a 5,000 square meter store.

(3)	Including a 50% interest owned indirectly by BSIP in a 7,100 square meter shopping mall in Be’er Sheva.

          In 2005, we opened and plan to open approximately six additional supermarkets, totaling approximately 10,400 square meters of store space, in localities whose populations are currently under-served by supermarkets or in localities in which we do not have sufficient market presence. During 2005, we also closed or plan to close approximately three stores, totaling approximately 3,400 square meters of store space. In addition, we plan to continue to remodel some of our supermarkets to give them a more “upscale” orientation, offering improved product selection and increased focus on customer service. Remodeling typically includes the installation of new display fixtures, additional shelf space, specialty departments and checkout counters. Our experience has been that supermarket remodeling, which is conducted in each store every eight to twelve years, usually improves sales per square meter. We currently plan to spend more than NIS 90 million, or $21 million on the acquisition and development of new supermarkets and the remodeling of our existing supermarkets through the end of 2005.

          Most of our acquisitions of real estate have been in connection with the retail operation of our stores. Nevertheless, through our Real Estate Development Division, we are exploring various alternatives to maximize the potential value of our real estate assets, including our unused building rights. Among the alternatives, we will consider methods to raise capital through our real estate assets (such as an offering to the public, securitizations of cash flow, and sale and re-leasing of real estate on terms more beneficial to us) and/or transfer of real estate to a subsidiary and/or accepting third party investors in our real estate.

          We are also currently examining the feasibility of establishing and operating gasoline stations on some of our properties.

ITEM 5:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

          The following discussion and analysis should be read together with “Item 3. Key Information - A. Selected Financial Data” and our consolidated financial statements and notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth in “Item 3. Key Information–D. Risk Factors.”

          General

          The year 2004 saw an improvement in Israel’s economic environment, as well as our return to growth reflected in steadily rising revenues and same store sales, after two years of decline. This resulted from an improved economy, intensified marketing, consolidation of our store formats into three well-differentiated brands and increase in our efficiency.

          In recent years, due to a recession and an increase in unemployment in Israel, the most important factor in the purchase decisions of a larger portion of the Israeli public has been is the price of the products it purchases. Even following the economic recovery in 2004, the price of products has remained a significant factor in the purchase decisions of many consumers. In response to the increased focus on the price of products, private supermarkets have continued to expand their presence in selected areas, increasing competition in an already difficult market. These private supermarkets have been able to capture a significant part of the sales from the major chains in their areas by using lower cost non-unionized labor and having lower operating costs and, in some cases by operating on Saturdays and offering non-kosher food. Large supermarket chains in Israel, including us, are kosher and therefore do not offer non-kosher food or operate on Saturdays. We and other major chains have also responded to consumers’ increased focus on the price of products by continuing our expansion into low-price store formats, and during 2005, other major chains have expanded into hard discount store formats.

          Over the last few years, in order to lower our costs and meet the challenges posed by our competition, including private supermarkets, we have implemented an efficiency plan. This plan, has included among others, dismissal of employees and reduction in our electricity, communications, security, cleaning and laundry costs and efforts to reduce inventory shrinkage. We intend to continue our efforts to reduce operating costs in the future, although the potential for additional savings has been reduced. In addition, we intend to make decisions regarding closures and conversion of stores in accordance with their performance.

          During 2004, we completed the process of streamlining our store brands to just three - Mega, Super Center and Shefa Shuk – in order to increase the effectiveness of our marketing investments and differentiate our store brands. In planning the mix of our stores, we have taken a regional view, with the goal of bringing all three of our store brands within the shopping range of every Israeli consumer. As expected, the conversion of higher-priced stores to lower-margin formats has impacted our gross margins, but we were partially compensated in 2004 by increases to our regional sales volumes.

          We are increasing the variety of products sold in our stores in two categories: “Non-Food” items such as housewares, toys, entertainment and leisure products, electrical appliances, computers and computers accessories, and “Near-Food” items such has health and beauty aids, toiletries, cleaning products, paper goods and baby supplies. These items carry higher average margins than our food items and increase the portion of our customers’ shopping needs that are addressed in our stores. As part of this strategy, we recently acquired 50% of the holdings of “Hamachsan Hamerkazi Kfar Hasha’ashuim Ltd. (Central Warehouse/Toy Village)”, Israel’s largest franchiser of “All for a Dollar”, toy and houseware stores. In addition, we have applied for licenses to sell over the counter pharmaceutical medical products to further expand the mix of goods sold in our stores. Some of our license applications have already been approved.

          Operating Results.

          The following table sets forth certain statement of income data as a percentage of sales for the periods indicated:

	Year Ended December 31,

	2002	2003	2004

	%	%	%
Sales	100.00	100.00	100.00
Gross profit	26.99	26.94	26.16
Selling, general and administrative expenses	22.97	23.02	22.42
Operating income	4.02	3.92	3.73
Taxes on income	0.77	0.16	0.77
Minority interest in profit of subsidiaries, net	0.11	0.21	0.25
Net income (loss)	0.13	(0.14)	1.13

Year Ended December 31, 2004 compared with year ended December 31, 2003

          Sales. Sales in 2004 were approximately NIS 5,366 million, or $1,246 million, an increase of approximately 3.8% compared with sales of approximately NIS 5,171 million, or $1,200 million in 2003. This increase in sales reflects the success of the Company’s brand consolidation and expansion programs during the year. Over the course of the year, we converted all stores into three well-differentiated brands: MEGA, SuperCenter and Shefa Shuk.

          Gross profit. Gross profit in 2004 was approximately NIS 1,403 million, or $326 million, an increase of 0.7% compared with gross profit of approximately NIS 1,393 million, or $323 million in 2003. This increase in gross profit reflected the higher level of sales mitigated by a decrease in the gross margin to 26.2% in 2004 compared to 26.9% in 2003. This reflects an increase in discounted sales as a percentage of the overall sales mixture due to the Company’s brand consolidation program, especially the conversion of Co-Op stores to Super Centers and Super Centers to Megas and Shefa Shuks, offset somewhat by improved buying terms with suppliers.

          Operating and administrative expenses. Operating and administrative expenses in 2004 were approximately NIS 1,203 million, or $279 million, an increase of 1.1% compared with operating and administrative expenses of approximately NIS 1,190 million, or $276 million in 2003. This increase is attributable to the Company’s addition of new stores during the year. However, Selling, General & Administrative Expenses (SG&A) declined as a percentage of revenues to 22.4% from 23.0% in 2003. This illustrates the ongoing success of the Company’s efficiency efforts.

          Operating income. Operating income in 2004 was approximately NIS 200 million, or $46 million, a decrease of 1.3% compared with approximately NIS 203 million, or $47 million in 2003, resulting in an operating margin for the year of 3.7% compared to 3.9% in 2003. The decrease in operating income and operating margin was due to a decrease in gross margin offset somewhat by a decrease in expenses.

          Financial income (expenses), net. Financial expenses, net in 2004 were approximately NIS 58 million, or $13 million, compared with financial expenses, net of approximately NIS 49 million, or $11 million in 2003. The higher level of financial expenses for 2004 reflects increased total debt following the Company’s issuance of debentures in August 2003, together with dividend payments made during the year.

          Other expenses, net. Other expenses, net in 2004 were approximately NIS 20 million, or $5 million, compared with other expenses, net of approximately NIS 137 million, or $32 million in 2003. The 2004 charges consisted primarily of the following:

—	a provision of NIS 8.4 million (U.S. $1.9 million) in respect of impairment of assets according to Israeli GAAP Accounting Standard No. 15 (impairment of assets) and closure of stores;

—	NIS 4.7 million (U.S. $1.1 million) related to dismissal of employees from the Company’s Headquarters; and

—	NIS 4.5 million (U.S. $1.0 million) as a compensation payment for the termination of a private label contract.

          Other Expenses for 2003 included a one-time provision of NIS 67.5 million for store closures and employee dismissals and a non-recurring expense of NIS 63.9 million related to an agreement between the Company and its employees.

          Taxes on income. Taxes on income in 2004 were NIS 41.2 million, or $9.6 million, compared with approximately NIS 8.4 million, or $2.0 million, in 2003. As a percentage of income before taxes on income, taxes on income decreased to approximately 35.4% in 2004, compared with 73.4% in 2003. This higher effective tax rate applicable to us in 2003 primarily resulted from our incurrence of a significantly higher amount of non-deductible expenses in 2003 resulting mainly from the operation of Accounting Standard No. 15, “Impairment of Assets”. In 2004, the Company’s nominal tax rate was reduced from 36% to 35% in accordance with the Income Tax Ordinance Amendment adopted on June 29, 2004, which provides for the gradual reduction in the rate of corporate tax commencing from January 1, 2004. Further reductions will come into effect at the beginning of 2005, 2006, and 2007 until a final tax rate of 30% is achieved.

          Minority interest in profit of subsidiaries, net. Minority interest in profit of subsidiaries, net in 2004 was approximately NIS 13.6 million, or $3.2 million, an increase of 24.9% compared with approximately NIS 10.9 million, or $2.5 million in 2003. This increase in minority interest in profit of subsidiaries, net is primarily attributable to the increase in the net income of BSIP in 2004.

          Net income. Net income in 2004 was approximately NIS 60.5 million, or $14.0 million compared with a net loss of approximately NIS 7.0 million, or $1.6 million in 2003.

Year Ended December 31, 2003 compared with year ended December 31, 2002

          Sales. Sales in 2003 were approximately NIS 5,171 million, or $1,200 million, a decrease of approximately 5% compared with sales of approximately NIS 5,444 million, or $1,264 million in 2002. This decrease in sales is primarily attributable to the recession in the Israeli economy in 2003, competition and the closing of underperforming stores. In 2003, same store sales decreased by 11.2% due to the opening of additional stores by our competitors and us, competition and a slowdown in general economic growth in the Israeli economy.

          Gross profit. Gross profit in 2003 was approximately NIS 1,393 million, or $323 million, a decrease of 5.2% compared with gross profit of approximately NIS 1,470 million, or $341 million in 2002. This decrease in gross profit is primarily attributable to the decrease in our sales. As a percentage of sales, gross profit decreased to 26.9% in 2003 from 27.0% in 2002. This decrease is primarily attributable to the increased share of sales from our discount stores and to the increased competition in the food retail chains in Israel. The reduction in gross profit was mitigated by the effect of the CPI on our opening inventory; the CPI decreased by 1.9% in 2003 as compared to an increase of 6.5% in 2002. In general, a rise in the CPI erodes the gross profit. From periods beginning or following January 2004, this effect will be disregarded as our financial statements will cease to be adjusted for inflation in Israel going forward in accordance with Israeli Accounting Standards No. 12 and No. 17.

          Operating and administrative expenses. Operating and administrative expenses in 2003 were approximately NIS 1,190 million, or $276 million, a decrease of 4.8% compared with operating and administrative expenses of approximately NIS 1,251 million, or $290 million in 2002. This decrease in expenses was primarily the result of our ongoing efforts to increase our operating efficiency, and a decrease in depreciation as a result of the write down of fixed assets at the end of 2002 offset by increases in credit card charges and electricity costs due to an increase in electricity rate charges.

          Operating income. Operating income in 2003 was approximately NIS 203 million, or $47 million, a decrease of 7.5% compared with approximately NIS 219 million, or $51 million in 2002. As a percentage of sales, operating income in 2003 was 3.9% compared with 4% in 2002. This decrease in operating income is primarily attributable to the decrease in sales and gross profit.

          Financial income (expenses), net. Financial expenses, net in 2003 was approximately NIS 49 million, or $11 million, compared with financial income, net of approximately NIS 16 million, or $3.7 million in 2002. The majority of this increase in financial expense, net is attributable to the substantial difference in the CPI for the two years: during 2003 the CPI declined by 1.9%, resulting in an appreciation of our net monetary unlinked liabilities leading to an increase in financial expenses, while in 2002 it increased by 6.5%, resulting in financial income. In addition the increase also reflects our issuance of debenture and payment of dividends during the year. The effect of any change in the CPI will be disregarded in future periods as our financial statements will cease to be adjusted for inflation in Israel in accordance with Israeli Accounting Standards No. 12 and No. 17.

          Other expenses, net. Other expenses, net in 2003 were approximately NIS 137 million, or $31.7 million, compared with other expenses, net of approximately NIS 174 million, or $40 million in 2002. The 2003 charges consisted primarily of the following:

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

          Taxes on income. Taxes on income in 2003 were NIS 8.4 million, or $2 million, a decrease of 80% compared with approximately NIS 42.1 million, or $9.8 million in 2002. As a percentage of income before taxes on income, taxes on income decreased to approximately 73.4% in 2003, compared with 75.6% in 2002. This high effective tax rate is primarily attributable to an increase in taxes resulting from nondeductible expenses.

          Minority interest in profit of subsidiaries, net. Minority interest in profit of subsidiaries, net in 2003 was approximately NIS 10.9 million, or $2.5 million, an increase of 82% compared with approximately NIS 6.0 million, or $1.4 million in 2002. This increase in minority interest profit of in subsidiaries, net is primarily attributable to the increase in the net income of BSIP in 2003.

          Net income (loss). Net loss in 2003 was approximately NIS 7 million, or $1.6 million, compared with a net income of approximately NIS 7.2 million, or $1.7 million in 2002.

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

          The following table sets forth certain quarterly information. Until periods beginning on or after January 1, 2004, our financial statements were presented in NIS adjusted to reflect changes in the Israeli consumer price index, or the CPI.

	Net sales		Operating income

	NIS	Percentage of Full Year	NIS	Percentage of Full Year

	(In thousands)		(In thousands)
2004
First quarter	1,285,876	23.97%	50,053	25.02%
Second quarter	1,318,452	24.57%	56,088	28.03%
Third quarter	1,384,523	25.80%	51,260	25.62%
Fourth quarter	1,376,933	25.66%	42,689	21.33%

2003(1)
First quarter	1,192,818	23.07%	31,230	15.41%
Second quarter	1,342,881	25.97%	50,509	24.92%
Third quarter	1,339,242	25.90%	56,474	27.86%
Fourth quarter	1,295,569	25.06%	64,461	31.81%

(1)	For the year 2003, these amounts have been adjusted to reflect changes in the Israeli consumer price index as of December 31, 2003.

Exchange Rates

          At December 31, 2004, the representative rate of exchange of the NIS to the dollar, as published by the Bank of Israel, was NIS 4.308 = $1.00. At June 15, 2005, the representative rate of exchange of the NIS to the dollar, as published by the Bank of Israel, was NIS 4.482 = $1.00. The table below sets forth, for the periods and dates indicated, certain information concerning the representative exchange rate of the NIS to the dollar, as published by the Bank of Israel for the years ended December 31, 2000 through 2004:

Year Ended December 31,	Period End	Average Rate(1)	High	Low

		(NIS per $1.00)

2000	4.04	4.08	4.20	3.97
2001	4.42	4.21	4.42	4.07
2002	4.74	4.74	4.99	4.44
2003	4.38	4.55	4.92	4.28
2004	4.31	4.48	4.63	4.31

(1)	The average of the daily exchange rates in each year.

          The following table sets forth certain information concerning the representative exchange rate of the NIS to the dollar, as published for the months January through May 2005.

Month	Period End	Average Rate(1)	High	Low

		(NIS per $1.00)

January	4.38	4.38	4.41	4.35
February	4.36	4.37	4.39	4.36
March	4.36	4.33	4.38	4.30
April	4.37	4.37	4.40	4.36
May	4.42	4.37	4.42	4.35

(1)	The average of the daily exchange rates.

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

          Although substantially all of our revenues are received in NIS and a substantial majority of our expenses is incurred in NIS, that portion of expenses which is attributable to goods that are imported into Israel is incurred and payable in currencies other than NIS, especially the Euro. As a result, our operating results are affected by exchange rate fluctuations of the NIS vis-à-vis other currencies, especially the Euro. See also “Item 11. Quantitative and Qualitative Disclosure about Market Risks.”

          Beginning January 1, 2004, our financial statements ceased to be adjusted for inflation in accordance with Israeli Accounting Standards No. 12 and No. 17 adopted by the Israeli Accounting Standards Board. As a result of the adoption of these standards, our assets and shareholders equity ceased to be adjusted for inflation in Israel, while the repayment of interest and principal under most of our loans and all debentures continues to be linked to the Israeli CPI as provided in our loan and debenture agreements. As a result, an increase in inflation would have the effect of increasing our financial expenses without any offsetting increase in our assets and revenues on our financial statements, leading to lower reported earnings and shareholders equity.

Political Conditions

          We and all of our subsidiaries are incorporated under Israeli law and our principal offices and operations are located in the State of Israel. Political, economic, security and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying from time to time, in intensity and degree, has led to security and economic problems for Israel. Israel signed a peace treaty with Egypt in 1979 and a peace treaty with Jordan in 1994. Israel has not entered into any peace agreement with Syria and Lebanon. Since October 2000, hostilities between Israel and the Palestinians, including the Palestinian Authority, have substantially increased, although recently they have somewhat decreased. These hostilities include terrorist acts in Israel and military operations in the West Bank and Gaza. Those hostilities had a negative effect on the Israeli economy; the future effect of the continuance of these hostilities on the Israeli economy and our operations is unclear. During the past year, in an effort to reduce hostilities, the Government of Israel announced plans to withdraw from the Gaza Strip area as well as a small portion of the northern West Bank during the upcoming summer. It is unclear what effect such “disengagement” would have on the Israeli economy and on our operations.

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

          Some of our officers and employees in Israel are obligated to perform up to 36 days of military reserve duty annually, depending on rank and position, and are subject to being called for active duty at any time under emergency circumstances. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. While we have operated effectively under these requirements since we began operations, we cannot assess the full impact of these requirements on our workforce or business if conditions should change, and we cannot predict the effect on us of any expansion or reduction of these obligations.

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

          All of our sales are made in Israel and a substantial majority of the goods that we sell are grown, manufactured or processed in Israel. Consequently, our financial performance is dependent to a significant extent on the economy of Israel. During the years 2001 and 2002, Israel’s Gross Domestic Product declined by 0.9% and 0.7%, respectively, while in 2003 and 2004 it increased by 1.3 % and 4.3%, respectively. Initial reports indicate that the Israeli economy will grow by approximately 4.0% in 2005. We cannot be sure how any growth or decline in the Israeli economy will affect our financial performance.

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

          In addition, Israel, the EU (known as the European Union), and the European Free Trade Association have a free trade agreement. In recent years, Israel has established commercial and trade relations with a number of other nations, including China, India, Russia, Turkey and other nations in Eastern Europe and Asia.

Corporate Tax Rate

          We are subject to income tax in Israel at the rate of 34% of taxable income.

          The income of the Company and its subsidiaries is taxed at the regular rate. Through December 31, 2003, the corporate tax rate was 36%. In July 2004, an amendment to the Income Tax Ordinance was enacted. One of the provisions of this amendment is that the corporate tax rate is to be gradually reduced from 36% to 30% in the following manner: the rate for 2004 will be 35%, in 2005 - 34%, in 2006 - 32%, and in 2007 and thereafter - 30%.

          For further tax information, see “Item 10. Additional Information- E. Taxation-Israeli Tax Considerations.”

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

          Impairment of Assets

          Effective December 31, 2002, we apply Accounting Standard No. 15, “Impairment of Assets”. The Standard prescribes the accounting treatment and disclosure for impairment of assets. The Standard requires a periodic review to evaluate the need for a provision for the impairment of the Company’s non-monetary assets - fixed assets and identifiable intangibles, including goodwill, as well as investments in associated companies. According to the new Standard, if there is any indication that an asset may be impaired, we determine if there has been an impairment of the asset by comparing the carrying amount of the asset to its recoverable amount. Recoverable amount is defined as the higher of an asset’s net selling price and its value in use. Value in use is the present value of estimated future cash flows expected to be generated by the continuing use of an asset and by its disposal at the end of its useful life. If the carrying amount of an asset in the balance sheet exceeds its recoverable amount, an impairment loss should be recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount. The impairment loss is carried directly to statements of operations. Where indicators present that beneficial events have occurred or beneficial changes in circumstances have taken place, the impairment provision in respect of the asset (other than goodwill) may be cancelled or reduced in the future, so long as the recoverable value of the asset has increased, as a result of changes in the estimates previously employed in determining such value.

          We evaluate impairment separately for each store or other cash-generating unit. In evaluating impairment, we consider corporate assets relating to the stores or other cash-generating units as well as indirect costs that are directly attributable, or that can be reasonably and consistently allocated, to the stores or to other units. Goodwill is evaluated for impairment in relation to the cash generating unit to which the goodwill can be allocated; mostly, goodwill is allocated to the operations of the Company’s principal consolidated subsidiary, BSIP.

          The recoverable amount of the cash generating units is determined, in part, by value in use and, in part, by net selling price. In determining the value in use of an asset, we use best available estimates as to the conditions that will prevail during the remaining useful life of the asset and as to the current condition of the asset. The current discount rate used by us is 8% (before taxes). We rely on independent experts to determine the appropriate discount rate. In determining the net selling price of an asset, management relies on estimates of internal experts.

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

          According to U.S. GAAP (SFAS 144 – “Accounting for the Impairment or Disposal of Long-Lived Assets”) an impairment loss is recognized only if the carrying amount of an asset is not recoverable. The carrying amount is not recoverable if it exceeds the estimated undiscounted future cash flows expected to result from the use of the asset. If the carrying amount is not recoverable, an impairment loss should be recorded for the amount by which the carrying value of the asset exceeds its fair value. As a result, certain circumstances which would require an impairment loss to be recorded under Israeli GAAP would not require an impairment loss to be recorded under U.S. GAAP. Under US GAAP this impairment loss cannot be restored, and the asset is continued to be carried in its new cost.

          Rebates from suppliers

          Current rebates from suppliers are recorded in the financial statements upon receipt.

          Rebates due from suppliers for which we have no obligation to meet certain targets are recorded in the financial statements as purchases from these suppliers are made.

          We are also entitled to certain rebates upon meeting certain targets. The rebates are recognized in the financial statements as earned on a pro rata basis based on a systematic calculation of the extent to which we have reached the target, provided it is probable that the final target will be met and the total rebate can be reliably estimated. Estimates as to whether the final target will be met are based, among others, on past experience, our relationship with the supplier, and the amount of the anticipated purchases for the remaining period. Rebates from suppliers are presented as a reduction of inventories and cost of sales, as applicable. The effect of our estimate is more significant on our quarterly financial statements. At year-end upon achievement of final targets, we adjust the interim estimates according to the actual results of the targets.

          Inventory

          We value our inventories using the first-in, first-out (“FIFO”) method for all of our stores.

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

          Compensation for Unutilized Sick Leaves

          We record as an expense in the financial statements our employee’s unutilized sick leaves. These expenses are recorded in the financial statements based on estimates that we receive from an independent actuarial, who makes estimates based on variety of factors, including retirement age and interest rates.

Critical Accounting Policies

          To fully understand and evaluate our reported financial results, we believe it is important to understand the following accounting policies:

          Goodwill

          Goodwill, under Israeli GAAP, is presented at cost and is amortized over the estimated period of benefit of 10 and 20 years (mainly 20 years) commencing in the year of acquisition. Goodwill is reviewed for impairment when circumstances indicate the possibility that impairment exists.

          Under U.S. GAAP (SFAS 141 and SFAS 142 - goodwill that arose from acquisitions prior to July 1, 2001 was amortized until December 31, 2001, on a straight-line basis over the estimated period of benefit and thereafter is no longer amortized. Goodwill is to be tested for impairment on adoption of SFAS 142 and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired. Goodwill is tested for impairment on the reporting unit level. Goodwill attributable to a reporting unit is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is determined based on market value of the reporting unit. The reporting unit to which most of the goodwill was attributed is a subsidiary, whose shares are traded on the Tel-Aviv stock exchange, and therefore its fair value is determined based on its shares’ market value.

          Recently issued accounting pronouncements in Israel

          In July 2004, the Israel Accounting Standards Board issued Israeli Accounting Standard No. 19 - “Taxes on Income”, which is based on International Accounting Standard No. 12, that prescribes the accounting treatment (recognition criteria, measurement, presentation and disclosure) required for taxes on income. This accounting standard is to be applied to financial statements covering periods commencing on, or after, January 1, 2005.

          For the most part, the provisions of this standard are the same as the accounting principles that are customarily applied at present. The adoption of the standard is not expected to have a material effect on the Company’s financial statements in the forthcoming periods.

Liquidity and Capital Resources

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

          Cash generated by operations was approximately NIS 349 million, or $80.9 million, in 2004, an increase of 35% compared with approximately NIS 259 million, or $60 million, in 2003, which, in turn, represented a decrease of 11% compared with approximately NIS 291 million or $67.6 million, in 2002. This increase was primarily the result of an advance payment of NIS 80 million made by credit card companies in year 2004 following their agreement to spread their payments to us more evenly during each month, such that a portion of the payments by the credit card companies to us are made earlier in the month, and a portion later in the month. In 2004, approximately 37.6% of our sales were paid for with cash and cash equivalents at the point-of-sale, approximately 61.6% of sales were paid for with credit cards and approximately 0.8% of sales were paid for with other short-term credit arrangements.

          During 2004, the average time period that we held inventory was 26 days and the average time period within which our accounts receivable were paid was 29 days. By contrast, as of such date the average time period for payment of our accounts payable was 60 days. Accordingly, increased capital resources are not required to support an increase in our receivables or inventories because we generally sell our products before we pay our suppliers.

          Other sources of liquidity are long-term and short-term borrowing from banks. During 2004, we received long-term borrowings of NIS 426.8 million, or $99 million. During 2004, we repaid NIS 357.6 or $83 million in long-term borrowings and NIS 35 million or $8.2 million in short-term borrowings. In the first quarter of 2005, we received long-term loans in the aggregate amount of NIS 120 million, which bear interest at an average annual rate of 4.27% linked to the CPI.

          In 2003, we issued NIS 400 million in aggregate principal amount of unsecured 5.9% convertible and nonconvertible debentures with installments of principal on the convertible debentures due in 2007, 2009 and 2011 and installments of principal on the nonconvertible debentures due in 2012, 2013 and 2014.

          In January 2005, we paid a dividend of $0.23 per share in the amount of approximately NIS 39 million or $9 million. In 2003 and 2004, we paid three dividends totaling approximately $127.2 million, equal to approximately $3.20 per share.

          In May 2004, BSIP paid a dividend totaling NIS 400 million or $93 million, approximately NIS 320 million or $74 million of which was distributed to Blue Square, and approximately NIS 80 million or $19 million was distributed to other shareholders. BSIP financed the distribution in part by bank financing.

          In April 2005, BSIP paid a dividend totaling NIS 80 million or $18.6 million, approximately NIS 65 million or $15 million of which was distributed to Blue Square, and approximately NIS 15 million or $3.5 million was distributed to other shareholders. The dividend distribution required a court approval (which was granted on March 6, 2005) because the distribution did not meet the “profit test” under the Israeli Companies Law. The distribution was made from a capital reserve that originated from a transaction in 1998 with a former controlling shareholder. BSIP financed the distribution in part by bank financing.

          In recent years, we funded our renovation, remodeling and expansion programs primarily from cash generated by our operations and from long and short-term loans from banks. During 2004, we invested approximately NIS 89.4 million, or $20.8 million in fixed and other assets, in the development of new stores and in existing store renovation and remodeling, a decrease of 35.5% compared with approximately NIS 139 million, or $32.2 million during 2003 which, in turn, represented a decrease of 43% compared with approximately NIS 243 million, or $56.4 million during 2002. This decrease was primarily attributable to our continued strategy of leasing store sites with option to renew the leases other than to purchase store sites and our opening of fewer stores than in 2002. We currently plan to spend in excess of NIS 90 million, or $21 million for the development or acquisition of new supermarkets, the renovation and remodeling of our existing supermarkets and related investments through the end of 2005. We intend to finance our store development, renovation, modeling, expansion and acquisitions mainly from cash generated by our operations.

          In addition, on May 8, 2005, we purchased 50% of the holdings of “Hamachsan Hamerkazi Kfar Hashaashuim Ltd.” in consideration for NIS 3.2 million or approximately $0.7 million for ordinary shares and NIS 21.8 million or approximately $5 million in the form of shareholder loans.

          The following table sets forth certain information concerning our obligations and commitments to make future payments under contracts, such as debt and lease agreements:

	Expected Maturity (NIS in thousands)

	2005	2006	2007	2008	2009	From 2010 and thereafter	Total

Long term loans from banks (1)	136,517	227,786	135,506	14,583	8,333	4,167	526,892
Non-Convertible Debentures (2) (3)	-	-	-	-	-	200,000	200,000
Convertible Debentures (2) (4)	-	-	62,064	-	62,064	62,065	186,193
Non-cancelable Long term leases	114,049	115,266	108,592	93,253	80,431	346,905	858,496

Total contractual cash obligations	250,566	343,052	306,162	107,836	150,828	613,137	1,771,581

(1)

This table does not include payments of interest on our long-term bank loans, due to its unpredictable nature. As of December 31, 2004, most of our long-term bank loans were either linked to the Israeli CPI, bore interest at variable rates of interest or were linked to changes in the exchange rate with a foreign currency. See “Long-Term Loans from Banks” below.

(2)

These debentures bear interest at an annual rate of 5.9% and are linked (principal and interest) to the Israeli CPI, but in the event the Israeli CPI is less than the base index (index known at date of issuance), the amount of debentures will not be adjusted below the base index. Without taking into account any changes to the Israeli CPI, interest payments on the Non-Convertible Debentures would be NIS 11,800 in 2005, NIS 11,800 in 2006, NIS 11,800 in 2007, NIS 11,800 in 2008, NIS 11,800 in 2009 and NIS 42,441 in 2010 and thereafter. Without taking into account any changes to the Israeli CPI, interest payments on the Convertible Debentures would be NIS 10,985 in 2005, NIS 10,985 in 2006, NIS 9,508 in 2007, NIS 7,323 in 2008, NIS 5,847 in 2009 and NIS 5,847 in 2010 and thereafter. The table above does not include payments of interest on our debentures because the actual interest payments on these debentures will depend on changes in the Israeli CPI, which cannot be predicted at the time of this report.

(3)

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

(4)	The principal is repayable in three equal annual installments on August 5 of each of the years 2007, 2009, and 2011.

          As of December 31, 2004, Blue Square had entered into agreements for investments in fixtures and equipment in the aggregate amount of approximately NIS 12 million, or $2.8 million.

          Dividends

          In January 2005, Blue Square distributed to its shareholders a dividend of $0.23 per share in an aggregate amount of approximately NIS 39 million or $9 million.

          During 2004, Blue Square distributed to its shareholders a dividend of $1.48 per share in an aggregate amount of approximately NIS 253 million or $58.7 million.

          During 2003 Blue Square distributed to its shareholders a dividend of $1.72 per share in aggregate amount of approximately NIS 295 million or $68.5 million.

          During 2002, Blue Square distributed to its shareholders a dividend of $0.72 per share in an aggregate amount of approximately NIS 128 million, or $29.7 million.

          During 2001, Blue Square distributed to its shareholders a dividend of $0.31 per share in an aggregate amount of approximately NIS 51.9 million, or $12 million.

          Blue Square’s Board of Directors has resolved that we will not distribute dividends in any quarter if the ratio of our financial obligations (as defined by Maalot, an Israeli rating agency) to EBITDA for any quarter exceeds 3.5 until June 30, 2006 or exceeds 3.0 thereafter. Blue Square’s Board also resolved that Blue Square would not distribute dividends in any quarter if the ratio of the cost of unencumbered fixed assets as set forth on our financial statements (following depreciation) to financial obligations (as defined by Maalot) for a quarter is below 120%.

          Short-Term Credit from Banks

          The following table sets forth the principal terms of our short-term credit from banks and others:

	December 31

	2003	2004
	NIS in thousands

Short- term credit from banks
Unlinked	6,653	24

Linked to the Japanese Yen	32,720	-

Current maturities of Long-term loans	173,148	136,517

	212,521	136,541

          Long-Term Loans from Banks

          The following table sets forth the principal terms of our long-term loans from banks:

	December 31
			Annual
	2003	2004	Interest Rate
	NIS in thousands		%

In foreign currency -
Swiss Frank	-	49,482	1.8
In Israeli currency -
Linked to the Israeli CPI	241,734	228,897	5.2	(1)
Unlinked (2)	217,498	248,513

	459,232	526,892

Less- current maturities	173,148	136,517

	286,084	390,375

(1) Average fixed rate as of December 31, 2004

(2) As of December 31, 2004, includes NIS 172 million at variable interest (average annual rate as of December 31, 2004- 5%). The balance of approximately NIS 76 million is at a fixed annual interest rate of 6.8%.

          Debentures

          The following table summarizes our outstanding debentures in 2003 and 2004:

	December 31,

	2003	2004

	NIS in thousands

Debentures (Series A)	200,000	200,000

Convertible debentures (Series B)	200,000	186,193

          In August 2003, we issued to institutional investors NIS 400 million in aggregate principal amount of unsecured 5.9% debentures, half of which (Series B) are currently convertible into our ordinary shares. All the debentures are linked (principal and interest) to the Israeli CPI, but in the event the Israeli CPI is less than the base index (index known at date of issuance), the amount of the debentures will not be adjusted below the base index. In 2004, convertible debentures (Series B) with a par value of approximately NIS 13.8 million were converted into 382,336 ordinary shares.

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

          Series B Debentures

          The principal of the Series B Debentures is repayable in three equal annual installments on August 5 of each of the years 2007, 2009 and 2011, and the interest is payable semiannually. The Series B Debentures are convertible into our ordinary shares at a conversion ratio that is subject to adjustment in the event of distribution of bonus shares and cash dividends and the issuance of rights. As of December 31, 2004, each NIS 35.2 par value of debentures was convertible to one ordinary share of 1 NIS par value. This conversion ratio is after adjustment for cash dividends distributed from the date of issuance of the Series B Debentures until December 31, 2004. Subsequent to December 31, 2004, we distributed an additional dividend, which further reduced the conversion ratio such that each NIS 34.2 par value of debentures are convertible to one Ordinary shares of 1 NIS par value as of June 15, 2005.

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

          For additional information on charges pertaining to the collateralized long-term loans, see note 6a to our consolidated financial statements.

Commitments for Capital Expenditures

          As of December 31, 2004, we had entered into agreements for investments in fixtures and equipment in the total amount of NIS 12 million, or $2.8 million. We intend to finance these investments from cash generated by our operations.

          C.        Research and Development, Patents and Licenses.

          Not applicable.

          D.        Trend Information.

          We estimate that growth opportunities for supermarkets in Israel remain as more households increase purchasing of supermarket goods at supermarkets rather than smaller grocery stores, mini-markets and open-air markets. We estimate that approximately 36% of the total retail sales of food, beverages and tobacco in Israel in 2004 was made by the three large chains and 50% was made by all chains - a percentage that is considerably lower than the estimated market shares prevailing in Europe and the United States. Accordingly, we believe that there is an opportunity for us to grow correspondingly with the general growth of the supermarket sector in Israel.

          The food retailing industry has been subject to increased competition in recent years. In addition, as a result of consumers’ increased focus on the price of products, we and other major chains have expanded our low-priced store formats and, during 2005, other major chains have expanded into hard discount store formats. Also, very low-priced private supermarkets have expanded their presence in selected areas. The increased competition has led to increased downward pressure on prices. As a result of the change in the business environment and these developments, we relocated some of our stores and closed four underperforming stores in 2004. However, we opened seven new stores to compete in selective areas in which we did not believe we had sufficient market presence.

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

          During previous years, we continued our adjustment to meet the needs of more price-sensitive customers. As a result, we have emphasized our Mega supermarket format, a chain of discount stores. During 2004, we converted four supermarkets of other formats to Megas and opened three new Mega stores. During 2003, we expanded a new supermarket chain called “Shefa Shuk”. Shefa Shuk stores are low-priced stores with a selection of products specially oriented towards Israel’s growing ultra-orthodox population and also designated to compete with local competition. During 2004, we converted 17 Super Center and King Center supermarkets into Shefa Shuk stores.

          In 2004, we increased our emphasis on increasing our sales, partially in anticipation of an improving Israeli economy. In 2005, we expect to continue our emphasis on increasing our sales. This may include increasing our marketing activities and lowering our prices. The investment required to carry out this program is likely to increase our expenses and reduce our margins in the short term. However, we believe it will pay off over the long term.

          In addition, we completed the process of streamlining our store brands to just three – Mega, Super Center and Shefa Shuk - from our previous seven brands. Although the investment required to carry out this program is likely to reduce our margins in the short term, we believe that we will be able to focus our marketing efforts more effectively with fewer store brands.

          In 2005, we are taking action to increase our market share of “Non-Food” and “Near-Food” products and to offer a wider selection of these products to consumers in our stores with the goal of increasing the portion of our customers’ overall shopping needs that are addressed in our stores. To this end, we recently acquired 50% of the holdings of “Hamachsan Hamerkazi Kfar Hasha’ashuim Ltd. (Central Warehouse/Toy Village)”, Israel’s largest franchiser of “All for a Dollar”, toy and houseware stores. We currently plan to open approximately 40 “All for a Dollar” and toy departments in our stores in order to expand our offering of houseware goods. In addition, we have applied for licenses to sell over the counter pharmaceutical medical products (“OTC drugs”) to further expand the mix of goods sold in our stores. Some of our license applications have already been approved.

          Some of our largest suppliers have completed a series of consolidations, while the trend of consolidation among our suppliers may continue. These suppliers may attempt to leverage their negotiating power as their size and market share grow.

          E.         Off-Balance Sheet Arrangements. None

          F.        Tabular Dislosure of Contractual Obligations. See “-Liquidity and Capital Resources – Contractual Obligations” above.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

          A.       Directors and Senior Management.

          The following table lists the name, age and position of the directors and executive officers of Blue Square as of June 15, 2005.

Name	Age	Position

Matthew Bronfman (1)	45	Chairman of the Board of Directors
David Wiessman (1)	50	Vice Chairman and Acting Chairman of the Board of Directors
Yitzhak Bader	59	Director
Yaakov Shalom Fisher	48	Director
Pinchas Cohen	54	Director
Shlomo Zohar	53	Director
Avraham Meron	65	Director
Davidi Marom	52	Director
Shlomo Even (2)	48	Director
Ron Hadassi (2)	40	Director
Merav Gold	41	Director
Elisha Eitani	56	Director
David Wainshal (1) (2) (3)	69	Director
Zeev Vurembrand (2) (3)	54	Director
Gil Unger	51	President and Chief Executive Officer
Emanuel Avner	44	Vice President and Chief Financial Officer
Uri Falach	48	Vice President for Trade
Michael (Miki) Lev	54	Vice President for Operations
Sandrine Montsma	36	Vice President for Marketing
Ilan Buchris	53	Head of Planning and Maintenance Division
Moshe Shatz	57	Head of Human Resources Division
Oren Lahat	57	Head of Real Estate Development Division
Odelia Levanon	42	Head of Information Technology Division
Iris Penso	44	General Counsel and Corporate Secretary
Shay Lifshitz	51	Head of Trade Headquarters

(1)	Member of the Compensation Committee.
(2)	Member of the Audit Committee.
(3)	External directors.

          Matthew Bronfman has served as the chairman of our board of directors from June 2003. Mr. Bronfman is currently managing director of ACI Capital American Fund, is Deputy and Vice Chairman of the Board of Bronfman-Alon, Deputy and Vice Chairman of the Board of BSIP and is on the board of directors of Tweeter – Home Entertainment Group (TWTR). Mr. Bronfman is a member of the Compensation Committee of Blue Square. Effective as of June 1, 2005, Mr. Bronfman, through an entity that he indirectly controls, acquired 100% of a company that holds the concession to IKEA in Israel. In addition, on February 1, 2005, a group of investors led by Mr. Bronfman entered into an agreement to acquire the controlling interest in Israel Discount Bank Ltd. The transaction is subject to final approval by international and local regulatory authorities.

          David Wiessman has served as Vice Chairman and Acting Chairman of our board of directors from June 2003. Mr. Wiessman is currently the Chairman of the Board of directors of BSIP. In addition, Mr. Wiessman is currently the President and Chief Executive Officer of Alon Israel Oil Company Ltd. and President and Executive Chairman of Dor Alon Energy In Israel (1988) Ltd., Chief Executive Officer of Bielsol Investments (1987) Ltd., Chairman of the Board of Bronfman-Alon, Excutive Chairman of Alon U.S.A. Energy, Inc. and holds director and/or officer positions in other companies affiliated with the foregoing Alon entities, both in Israel and the United States. Mr. Wiessman is a member of the Compensation Committee of Blue Square.

          Yitzhak Bader has served as our director from June 2003. Mr. Bader is currently Chief Executive Officer of Granot, a purchasing organization of the kibbutzim. He is also Chairman of the Board of Directors of Alon Israel Oil Company Ltd. and Dor Alon Energy In Israel (1988) Ltd., and a director in Bronfman-Alon, BSIP, Dor Gas Ltd., Dor Alon Operating Service Stations Ltd., Dor Alon Gas Technologies Ltd., Alon USA Energy, Inc., Alon USA Operating, Inc., Alon USA GP, LLC, Alon USA Capital Inc., Alon Assets Inc., ALON USA INC., Pri-Gat Ltd., entities under control of Granot, and One Technologies Software (ASD) Ltd.

          Yaakov Shalom Fisher has served as our director from June 2003. Mr. Fisher is currently President of Palace Candles Inc., a manufacturer and marketer of candles, aluminum disposable and other products in Israel and in the United States, a director in Bronfman-Alon and BSIP and a director in Blue Square Furniture Ltd. (the company that holds the Israeli franchise to IKEA in Israel; currently unrelated to the Company).

          Pinchas Cohen has served as our director from June 2003. Mr. Cohen is currently Chief Executive Officer of Africa Israel Investments Ltd., a director in Bronfman-Alon and a director of subsidiaries and affiliates of Africa Israel Investment Group Ltd., Alon Israel Oil Company Ltd. and Alon U.S.A. Energy. In addition, Mr. Cohen serves as a director in AL Navada Holding, Inc., AL Properties and Developments, AL Florida Holding, Inc., Alon U.S.A. Energy, Inc. (U.S.A) Corp Inc., Alon U.S.A. Inc., Alon U.S.A Capital, Inc., F. Finding Realities B.V., and Sea (Swim Experts Alliance) B.V.

          Shlomo Zohar has served as our director since March 8, 2004, and he is also currently a director of BSIP and of Blue Square Furniture Ltd. (the company that holds the Israeli franchise to IKEA in Israel; currently unrelated to the Company), and an observer on the board of directors of Israel Discount Bank Ltd (appointed by the group of investors that have agreed to acquire the controlling interest in Israel Discount Bank Ltd.) Mr. Shlomo Zohar is a certified C.P.A. in Israel and has served for the last 26 years as C.P.A at Zohar, Zohar & Co. Mr. Zohar holds a B.A degree in Accounting and Business Administration from Bar-Ilan University and M.B.A. in Business Administration from McGill University in Canada. Mr. Zohar specified in the last years in the area of mergers & acquisitions in Israel and abroad.

          Avraham Meron has served as our director from June 2003. Mr. Meron is currently Chief Financial Officer of Africa Israel Investments Ltd., and a director of subsidiaries and affiliates of Africa Israel Investment Group Ltd., Alon Israel Oil Company Ltd., Dor Alon Energy In Israel (1988) Ltd., Alon Dor Operating Service Stations Ltd and other companies of Dor Alon Group and Alon U.S.A. Energy.

          Davidi Marom has served as our director since June 2003. Mr. Marom is currently CEO of Dikla’im Ltd. (one of the Company’s food suppliers) and a director of Hamashbir Hamerkazi Cooperative Society for Supply Ltd. and Hamagen Pension Fund.

          Shlomo Even has served as our director since June 2003. Mr. Even is currently an accountant and partner of the accounting firm of Tiroshi Even, and a director of Super Sol Bielsol Investments Ltd., Alon Israel Oil Company Ltd., Dor Alon Energy In Israel (1988) Ltd. and Alon Dor Operating Service Stations Ltd. and other companies. Mr. Even is a member of the Audit Committee of Blue Square.

          Ron Hadassi has served as our director since June 2003. Ms. Hadassi is currently an employee of Palace Group, a lecturer for banking and financing at the Interdisciplinary Center in Herzilya. He is also Chairman of the Board of Directors of Blue Square Furniture Ltd. (the company that holds the Israeli franchise to IKEA in Israel; currently unrelated to the Company) and a director in Bronfman-Alon and BSIP, and an external director in Na’aman Porzelon Ltd. and Bet Shemesh Engines Holdings Ltd. Mr. Hadassi is a member of the Audit Committee of Blue Square.

          Merav Gold has served as our director since June 2003, and she is also currently a director of BSIP. Ms. Gold is currently Chief Executive Officer of Palace Candles Inc., a director in Bronfman-Alon and Vita Pri-Galil Ltd, an external director of Liberties Properties Ltd.

          Elisha Eitani has served as our director since June 2003. Mr. Eitani is currently Chief Executive Officer of Hechal – Haner Ltd.

          David Wainshal has served as our external director since January 6, 2004. David Wainshal is currently a private businessman and the Chairman of the Public Committee for the Shares of Bank Leumi L’Yisrael Ltd. From 1998 to 2001, Mr. Wainshal was the Chairman of the Board of Migdal Insurance Company, from 1991 to 1997, Mr. Wainshal was the Chief Executive Officer of Clal Israel, and from 1981 to 1991, he was the Chief Executive Officer of Super Sol. Mr. Wainshal holds a B.A. in economics from Hebrew University and an M.A. in social science from the Institute of Social Studies in Hague, Holland. Mr. Wainshal is a member of the Audit Committee of Blue Square.

          Zeev Vurembrand has served as our external director since February 2001. In October, 2002, Mr. Vurembrand was appointed Chief Executive Officer of Clalit Health Services, the leading health care institution in Israel, which provides comprehensive medical care to 3.7 million members, some 60% of the Israeli population. Mr. Vurembrand also holds the position of Chairman of the Board of Directors of the Mor Institute for Medical Data Ltd., Clalit Bio-Medical Engineering Ltd., and Shilah Dental Services, all Clalit Health Services subsidiaries. From 1995 until his new appointment, Mr. Vurembrand served as Deputy Director General and Head of the Finance and Health Insurance Division of Clalit Health Services (formerly Kupat Holim Clalit) as well as the Head of Clalit Mushlam. From 1993 to 1995, Mr. Vurembrand served as the Deputy Director General of Finance and Business Development of Shekem Ltd., a retail stores chain.    Mr. Vurembrand holds a degree in Industrial Engineering and Management from the Technion-Israel Institute of Technology, in Haifa, Israel. Mr. Vurembrand is a member of the Audit Committee of Blue Square.

          Gil Unger has served has our Chief Executive Officer and President since March 2004. From 2001 to 2004, he served as the Chief Executive Officer of Blue Square Furniture Ltd. (the company that holds the Israeli franchise to IKEA in Israel; currently unrelated to the Company). From 2000 to 2001, Mr. Unger served as Senior Vice President Marketing & Commerce of Office Depot Israel and between 1998 – 2000 served as Vice President Marketing & Commerce of Visa Credit Cards. Previously, for a period of 8 years, he held the position of Marketing Director of Israel’s largest chain of drug stores (“Superpharm”) and later he served as President of Israel’s second largest chain of drug stores (“New – Pharm”). Mr. Unger holds a B.A. degree in Economics from Tel Aviv University.

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

          Michael (Miki) Lev has served as our Vice President for Operations, as of November 2, 2003. From January 1997 until November 2003, Mr. Lev served as head of the Human Resources and Quality Division of Blue Square. From 1994 to 1996, Mr. Lev served as the director general of the Lahav School of Management at the Recanati School of Business Administration in Tel-Aviv University. From 1992 to 1994, Mr. Lev served as a Management Consultant in the Private and Public Sectors. Mr. Lev, Colonel (retired) in the Israeli Air Force, holds a MSc degree in Administration from Naval Post-Graduate School, Monterey, California, USA.

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

          Ilan Buchris has served as our Head of Planning and Maintenance Division, as of November 18, 2004. Mr. Buchris, Colonel (retired) in the Israeli Navy, holds a M.A. Degree in political science from Haifa University and a B.A. Degree in settlement geography from Bar Ilan University. Between 2000-2004 Mr. Buchris served as Authorities Coordinator at Derech Eretz Highways (1997) Ltd.

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

          Iris Penso, Adv. has served as our general counsel and corporate secretary since October 2001. Mrs. Penso is serving as head of the Legal Department and as General Counsel and Corporate Secretary of various Blue Square subsidiaries. From 2000 to 2001, Mrs. Penso served as General Legal Counsel and Corporate Secretary and Assistant Director General to the President and Chief Executive Officer of Ace Marketing Chains Consumer Products Ltd. From 1997 to 2000, Mrs. Penso served as General Legal Counsel and Corporate Secretary and Management Member of Tempo Beer Industries Ltd., and its subsidiaries. Mrs. Penso has an LLB from Tel Aviv University.

          Shay Lifshitz has served as our Head Trade Headquarters since June 1, 2004. Prior to that since 1999, Mr. Lifshitz served as Assistant to CEO. Mr. Lifshitz holds an MBA degree in Strategic Management from Hebrew University and a BA in Economic and Business Administration from Bar Ilan University.

Termination of Office

          David Brodet served as a director until December 2004, Yoram Dar served as our President and Chief Executive Officer until February 10, 2004, and Avi Belfer served as Head of the Planning and Maintenance Division until September 24, 2004.

Arrangements for the Election of Directors

          Bronfman – Alon owns approximately 77.38% of our ordinary shares following the conversion by other investors of an aggregate of approximately NIS 13.8 million in principal amount of our 5.9% convertible debentures since their issuance in August 2003. So long as Bronfman–Alon continues to own beneficially more than 50% of our outstanding ordinary shares and voting power, it will be able to control the outcome of matters requiring shareholder approval, including the election of all Blue Square directors, other than Blue Square two external directors whose election, under the Israeli companies law, requires that at least one-third of the non-controlling shareholders who participate in the vote, vote for their nomination, or that the total number of shares of non-controlling shareholders voted against their nomination does not exceed one percent of the aggregate voting rights in the company.

          B.        Compensation.

          The following table sets forth the aggregate compensation we paid or accrued on behalf of all persons who served as Blue Square directors or executive officers for services they rendered Blue Square, for the year ended December 31, 2004. The table also includes compensation to individuals who cease to serve as directors or executive officer during the year.

	Salaries, fees, expenses, directors’ fees, commissions and bonuses	Pension, retirement and similar benefits

All directors, executive officers and Acting Chairman as a group	$4,472,000	$520,000

          We agreed to pay to each director (including our external directors), other than the Chairman and the vice Chairman of the Board of Directors, the sum of NIS 45,392 per year and a meeting attendance fee of NIS 1,746, which amounts are equivalent to the amounts allowed to be paid to external directors of companies of comparable size under the second and third supplements to the Companies Regulations. The fees referred to above will be adjusted from time to time based on changes to the Israeli Consumer Price Index in the same manner as the fees described in the Regulations are adjusted. The directors would also be entitled to reimbursement of expenses incurred by them in connection with their service as directors.

          We also agreed to pay our chairman, Matthew Bronfman a monthly payment of NIS 42,000 plus VAT commencing from June 24, 2003, the date Mr. Bronfman became Blue Square Chairman of the Board. The compensation would be linked to changes in Israel’s CPI since May 2003, and would be updated every three months. No additional fees would be paid to Mr. Bronfman for attending meetings of the Board of Directors or any committee of the Board of Directors. Mr. Bronfman would also be entitled to reimbursement of actual expenses (upon submission of receipts) incurred by him in connection with his service as the Chairman of the Board of up to $50,000 per year. Our audit committee, board of directors and shareholders meeting approved this arrangement.

          BSIP also agreed to pay David Wiessman, our Vice Chairman and Acting Chairman, in his capacity as BSIP’s Chairman of the Board of Directors, a monthly payment of NIS 42,000 plus VAT commencing from June 24, 2003, the date Mr. Wiessman became BSIP’s Chairman of the Board. The compensation would be linked to changes in Israel’s CPI since May 2003, and would be updated every three months. No additional fees would be paid to Mr. Wiessman for attending meetings of the Board of Directors or any committee of the Board of Directors. Mr. Wiessman would also be entitled to reimbursement of actual expenses (upon submission of receipts) incurred by him in connection with his service as Chairman of the Board of BSIP. Our audit committee, board of directors and shareholders meeting approved this arrangement. These amounts are paid to Mr. Wiessman by BSIP.

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

          We and our subsidiaries have no service contract with any of our directors that provide for benefits upon termination of their employment as directors. For information concerning a consulting agreement with S. Zohar Consulting and Management Ltd. (S. Zohar), an entity controlled by Shlomo Zohar, one of our directors, please see “Item 7. Major Shareholders and Related Party Transactions”.

Substitute Directors

          Our Articles of Association provide that any director may appoint another person to serve as a substitute director and may cancel such appointment. The identity of a substitute director requires the approval of the board of directors. Under the Israeli Companies Law, there shall not be appointed as a substitute director, any person who is not himself qualified to be appointed as a director or a person who is already serving as a director or a person who is already serving as a substitute director for another director. Nevertheless, a director may be appointed as a substitute director for a committee of the board of directors if (s)he is not already serving as a member of the committee. Under the Israeli Companies Law, there shall not be appointed a substitute director for an external director.

          The term of appointment of a substitute director may be for one meeting of the board of directors or until notice is given of the cancellation of the appointment. To our knowledge, no director currently intends to appoint any other person as a substitute director, except if the director is unable to attend a meeting of the board of directors.

Independent and External Directors

          Israeli Companies Law Requirements

          We are subject to the provisions of the Israeli Companies Law, which became effective on February 1, 2000. The Minister of Justice has adopted regulations exempting companies, like Blue Square, whose shares are traded outside of Israel, from some provisions of the Israeli Companies Law.

          Under the Israeli Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel (Public Company) are required to appoint two external directors. The Israeli Companies Law provides that a person may not be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control, has, as of the date of the person’s appointment to serve as external director, or had, during the two years preceding that date, any affiliation with us, any entity controlling us or any entity controlled by or under common control with us. The term “affiliation” includes:

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis;

•	control; and

•	service as an office holder, other than service as a director who was appointed in order to serve as an external director of a company when such company was about to make an initial public offering.

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

          Under a recent amendment to the Companies Law, at least one of the external directors is required to have “financial and accounting expertise” and the other External Directors are required to have “professional expertise”. These requirements are subject to regulations to be promulgated in which the terms “financial and accounting expertise” and “professional expertise” would be defined. This recent amendment does not apply to External Directors who were appointed prior to March 17, 2005 (such as our current External Directors).

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

          David Wainshal and Zeev Vurembrand currently serve as our external directors.

          New York Stock Exchange Requirements

          Our ADSs are listed on the New York Stock Exchange, and we are subject to the rules of the NYSE applicable to listed companies. Under the current NYSE rules, we are required to have an audit committee consisting of at least three directors, all of who must be independent. The independence standard under the NYSE rules generally excludes (1) any person who is an employee of a company or its affiliates or any person who is an immediate family member of an executive officer of a company or its affiliates, until the lapse of three years from the termination of such employment, (2) any person who is a partner, controlling shareholder or executive officer of an organization that has a business relationship with us or who has direct business relationship with a company, unless the board of directors of us determines that the business relationship does not interfere with such person’s independent judgment, or unless three years have lapsed from the termination of such relationship or his status as a partner, controlling shareholder or executive officer, and (3) any person who is employed as an executive of another corporation where any of our executives serves on that corporation’s compensation committee. See “ - Audit Committees - New York Stock Exchange Requirements” for a description of the NYSE rules that become effective with respect to Blue Square on July 31, 2005.

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

          Pursuant to the Sarbanes-Oxley Act of 2002, the Securities and Exchange Commission (the “SEC”) issued new rules which, among other things, require the New York Stock Exchange to impose independence requirements on each member of the audit committee. The New York Stock Exchange adopted rules that comply with the SEC’s requirements and become effective with respect to Blue Square on July 31, 2005.

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

          As of June 15, 2005, David Wainshal, Zeev Vurembrand, Shlomo Even and Ron Hadassi served as members of our audit committee.

          The role of the audit committee for New York Stock Exchange purposes includes assisting the Board of Directors in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing and reporting practices of Blue Square.

Internal Auditor

          Under the Israeli Companies Law, the board of directors must also appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine whether our actions comply with the law, integrity and orderly business procedure. Under the Israeli Companies Law, the internal auditor may not be an interested party, an office holder, or a relative of an interested party, an office holder or an interested party, nor may the internal auditor be our independent accountant or its representative. We comply with this requirement. Effective January 1, 2005, Ronit Zilberfarb was our internal auditor.

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

          Controlling Shareholder Transactions and Actions

          Under the Israeli Companies Law, the disclosure requirements which apply to an office holder also apply to a controlling shareholder of a public company and to a person who would become a controlling shareholder as a result of a private placement. A controlling shareholder includes a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder owns more than 50% of the voting rights in the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder or his relative who is an office holder, require the approval of the audit committee, the board of directors and the shareholders of the company. The shareholders approval must include either:

•	at least one-third of the shareholders who have no personal interest in the transaction and who are participating in the voting, in person, by proxy or by written ballot, at the meeting; or

•	The total number of shares voted against the proposal by shareholders without a personal interest does not exceed one percent (1%) of the aggregate voting rights in the Company.

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

          The Israeli Companies Law further provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of 45% of the voting rights of the company, unless there is a holder of more than 45% of the voting rights of the company or would become a holder of 25% of the voting rights unless there is another person holding 25% of the voting rights. This restriction does not apply to: (i) an acquisition of shares in a private placement, if the acquisition had been approved in a shareholders meeting under certain circumstances; (ii) an acquisition of shares from a holder of at least 25% of the voting rights, as a result of which a person would become a holder of at least 25% of the voting rights; and (iii) an acquisition of shares from a holder of more than 45% of the voting rights, as a result which the acquirer would become a holder of more than 45% of the voting rights in the company.

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

          The Israeli Companies Law further provides that a shareholder shall refrain from oppressing other shareholders. In addition, any controlling shareholder, any shareholder who knows that it possesses power to determine the outcome of a shareholder vote and any shareholder who, pursuant to the provisions of a company’s Articles of Association, has the power to appoint or prevent the appointment of an office holder in the company, or has any other power over the company, is under a duty to act with fairness towards the company. Under the Companies Law, the laws that apply to a breach of a contract will generally also apply to a breach of duty of fairness.

Exemption, Insurance and Indemnification of Directors and Officers

          Under the Israeli Companies Law, an Israeli company may not exempt an office holder from liability with respect to a breach of his duty of loyalty, but may exempt in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care. However, a company may not exempt in advance a director from his liability to the company with respect to a breach of duty of care in connection with a distribution made by the company.

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

          Exemption and Indemnification of Office Holders

          Blue Square’s Articles of Association provides that Blue Square may undertake to indemnify an Office Holder for future obligations or expenses imposed on him as a result of an act done in his capacity as an Office Holder, as specified below:

•

(i) a monetary liability imposed on him in favor of another person pursuant to a judgment, including a judgment given in a settlement or an arbitrator’s award approved by the court concerning an act performed in his capacity as an office holder; and

•

(ii) reasonable litigation expenses, including counsel fees, incurred by an office holder or a former office holder or which he is ordered to pay by a court, in proceedings Blue Square institutes against him or instituted on Blue Square behalf or by another person, or in a criminal charge from which he was acquitted, or a criminal charge in which he was convicted for a criminal offense that does not require proof of intent, in each case relating to an act performed in his capacity as an office holder.

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

          Recent Changes to Israeli Companies Law . Recent changes to the Israeli Companies Law now permit us to indemnify an office holder against reasonable litigation fees, including attorney’s fees, incurred by an Office Holder in consequence of an investigation or proceeding filed against him by an authority that is authorized to conduct such investigation or proceeding, and that resulted without filing an indictment against him and without imposing on him financial obligation in lieu of a criminal proceeding, or that resulted without filing an indictment against him but with imposing on him a financial obligation as an alternative to a criminal proceeding in respect of an offense that does not require the proof of criminal intent.

          The Company has not yet amended its Articles of Association to reflect this recent change to the Israeli Companies Law.

          In addition, prior to the recent changes in the Israeli Companies Law, the shareholders of a company were permitted to include only the following provisions in its articles of association (and our articles of association currently so provide):

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

          The recent changes now permit a company to include or amend its articles of association to include any or all of the following provisions:

•

a provision authorizing the company to indemnify an Office Holder for future events with respect to a monetary liability imposed on him in favor of another person pursuant to a judgment (including a judgment given in a settlement or an arbitrator’s award approved by the court), as described in clause (i) under “-Exemption and Indemnification of Office Holders” above, so long as such indemnification is limited to types of events which, in the Board’s opinion, are foreseeable at the time of granting the indemnity undertaking in view of the Company’s actual business, and in such amount or standard as the Board deems reasonable under the circumstances. Such undertaking must specify the events that in the Board’s opinion are foreseeable in view of the Company’s actual business at the time of the undertaking and the amount or the standards that the Board deemed reasonable at the time;

•

a provision to undertake to indemnify for future events as set forth with respect to litigation expenses described in clause (ii) under “- Exemption and Indemnification of Office Holders” and in the first paragraph under “- Exemption and Indemnification of Office Holders – Recent Changes to Israeli Companies Law”; or

•	a provision authorizing the company to retroactively indemnify an Office Holder.

          The Company has not yet amended its Articles of Association to reflect these recent changes to the Israeli Companies Law.

          Limitations on Insurance and Indemnification

          The Israeli Companies Law and our Articles of Association provide that a company may not indemnify an office holder nor enter into an insurance contract, which would provide coverage for any monetary liability incurred as a result of any of the following:

•	a breach by the office holder of his duty of loyalty unless the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•

a breach by the office holder of his duty of care if the breach was done intentionally or recklessly (a recent change to the Israeli Companies Law clarifies that this provision does not apply if the breach was solely as a result of negligence);

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

          The letter will not apply in respect of liability or an expense imposed in respect of an action instituted by the Co-Op and/or by the appointed management committee of the Co-Op or in respect of an action instituted by the Israeli Registrar of Cooperative Societies and/or by the State of Israel in connection with the allotment of options by us in accordance with the options allotment scheme of 1996.

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

          Under the resolution from February 2001, we obtained and will continue to hold a directors’ and officers’ liability insurance policy. Coverage under our policy has been set at $30 million (including its subsidiaries). We have purchased directors’ and officers’ liability insurance policy for our directors and officers and those of our subsidiaries, which includes BSIP and its subsidiaries. The Insurance Policy is for a period beginning on November 1, 2004, and ending on October 31, 2005, for the maximum coverage of US$30 million per claim and in the aggregate during the Policy Period. Our audit committee, Board of Directors and shareholders have approved any renewal and/or extension of the Insurance Policy and the purchase of any other insurance policy, provided that any such renewal, extension or purchase is for the benefit of Blue Square’s previous and/or current and/or future directors and officers and on terms substantially similar to those of the Insurance Policy and on condition that the premium will not increase by more than 25% in any year, as compared to the previous year. Our current insurance policies comply with these terms.

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

Committees

          Our board of directors has established a compensation committee and an audit committee. Our compensation committee, which consists of Matthew Bronfman, David Wiessman and David Wainshal, administers issues relating to employee compensation for senior management. Our audit committee, which consists of Zeev Vurembrand, David Wainshal, Shlomo Even and Ron Hadassi, examines flaws in our business management and its approval is required to effect specified actions and transactions with interested parties. The audit committee also assists the Board of Directors in overseeing the quality and integrity of our accounting, auditing and reporting practices and in the approval of our financial statements. For more information regarding the role of our audit committee see also See “Item 6. Directors, Senior Management and Employees–C. Board Practices– Audit Committees.”

          D.        Employees.

          As of December 31, 2004, we employed 6,590 employees, counting multiple employees sharing a single position as a single employee, including 3,400 temporary employees. 660 of our employees were employed in central management and administration and in our logistics center and 5,930 in our stores.

          As of December 31, 2003, we employed 6,650 employees, counting multiple employees sharing a single position as a single employee. 645 of our employees were employed in central management and administration and in our logistics center and 6,005 in our stores.

          As of December 31, 2002, we employed 7,200 employees, counting multiple employees sharing a single position as a single employee. 767 of our employees were employed in central management and administration and in our logistics center and 6,433 in our stores.

          On November 5, 2003, pursuant to our agreement with the Histadrut (General Federation of Labor in Israel) (Histadrut), we announced the dismissal of approximately 100 employees from our headquarter staff and another 150 store employees. In addition, during 2004, we dismissed approximately 30 people from the Planning and Maintenance Division. We are subject to labor laws and regulations in Israel. Most of our employees are subject to collective bargaining labor agreements. Under a Special Collective Bargaining Agreement, referred to as the Special Agreement, from May 1996, among the Co-Op, Blue Square, the Histadrut, the National Committee of the Co-Op Union Employees and the Co-Op Union, all the Co-Op employees became employees of Blue Square. The collective bargaining agreements in effect as of that date apply to Blue Square as if Blue Square and these employees were originally parties to these agreements. Blue Square became responsible for the payment of all employee benefits that had been accrued in respect of these employees during the term of employment of these employees with the Co-Op, to the extent these benefits were recorded on the Co-Op’s records. Since 1996, we entered into new labor agreements with the Histadrut and the Co-Op union, which determines our employees wages structure, the employment conditions of new employees and a wage increase to the existing employees.

          During 2003, we agreed to make “good will grants” to management and employees. In respect of grants to our employees, we entered into a collective bargaining arrangement with the Histadrut and the National Committee of the Co-Op Blue Square Employees in August 2003. Under that agreement, we agreed (i) to grant to our permanent employees a “good will grant” of NIS 37.5 million in the aggregate in two installments, the first of which in August 2003 and the second in April 2004; (ii) to grant NIS 2 million to employees allocated in the manner determined by our chairman and the chairman of an employees’ committee; (iii) to grant an additional NIS 1 million to our temporary employees; (iv) to pay to our permanent employees 1% of any cash dividend distributed to our shareholders, but not more than $2.5 million in the aggregate to our employees; and (v) in any public issuance of our shares after the date of the agreement, our permanent employees will be entitled to purchase up to 10% of any such offering with a 20% discount over the minimum offering price (in the event that convertible securities will be offered, the employees will be entitled to a discount of 20% from the exercise price or the rate of conversion; in the event shares are offered to the public together with other securities, employees will be entitled to a discount of 20% only on the offering price of the shares). With respect to such a purchase by our employees of our shares in a public offering, we have agreed to make loans to our employees to enable them to pay the purchase price for the shares, and these loans are to be repaid by the employees with interest and linkage upon the sale of the shares following the expiration of the appropriate tax holding period for the shares or, if desired by the employee, until the earlier of five years from the expiration of the holding period or the end of the employee’s employment with us.

          As a result of the above mentioned benefits, we recorded a one-time expense of NIS 63.9 million in the second quarter of 2003 (before income taxes and minority interest).

          In October 2003, we entered into a collective bargaining arrangement with the Histadrut and the National Committee of Blue Square-Israel. Under this agreement, the parties agreed to certain employee rights in the context of the implementation of our efficiency plan, including the severance package associated with any termination of employees. The initial term of the agreement expired on December 31, 2004 and was not renewed.

          In January 2005, we entered into a special collective bargaining arrangement with the Histadrut and the National Committee of Blue Square-Israel. Under this agreement, the parties agreed that Blue Square’s employees that started their employment on or after January 1, 2003 (excluding stores managers and their deputies and departments managers and their deputies) will be entitled to night shift compensation and to compensation for working on Saturdays nights and the nights following holidays at variable rates which are lower than the payments currently being paid.

          In addition, we and our employees are also subject to certain provisions of the general collective bargaining agreements between the Histadrut and the Coordination Bureau of Economic Organizations (including the Industrialists Association) by virtue of an extension order of the Israeli Ministry of Labor. These agreements concern, among other things, the maximum length of the work day and the work week, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment.

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

          E.        Share Ownership.

          As of June 15, 2005, other than indirect ownership through Bronfman – Alon, none of our directors or officers owned more than 1% of our outstanding equity securities.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

          A.        Major Shareholders.

          The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of June 29, 2005, by each person or entity known to own beneficially 5% or more of our outstanding ordinary shares based on information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission. Our major shareholders do not have voting rights different from the voting rights of our other shareholders.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Outstanding Ordinary Shares(1)

Bronfman – Alon(2)	30,008,399	77.38%

(1)	The percentage of outstanding ordinary shares is based on 38,782,336 ordinary shares outstanding as of June 29, 2005.

(2)

Bronfman-Alon has granted an option to an Israeli bank until June 23, 2008, to acquire from Bronfman-Alon a number of shares equal to three (3%) percent of Blue Square’s issued and outstanding shares at the time of exercise.

          As of June 9, 2005, Blue Square had approximately 45 shareholders of record with a United States address. As of June 9, 2005, these United States record holders held approximately 931,144 ordinary shares in the form of ADSs, representing approximately 2.4 % of our then outstanding share capital.

          Bronfman–Alon acquired a 78.1% interest in Blue Square from the Co-Op in June, 2003. Bronfman-Alon’s percentage interest in Blue Square has been reduced to 77.38% due to the conversion by other investors of an aggregate of approximately NIS 13.8 million in principal amount of our 5.9% convertible debentures since their issuance in August 2003.

          To the Company’s best knowledge, Bronfman–Alon is a wholly owned subsidiary of Nissan Alon Retail Holdings Ltd., which is a wholly owned subsidiary of the Nissan Dor Chains Ltd. (“Grandparent Company”). Dor Food Chains Holdings Ltd. (“Dor Food”) holds 50% of the equity interest of the Grandparent Company, and the other 50% of the equity interest is held by M.B.I.S.F. Holdings Ltd. (“M.S.”). Dor Food is a wholly owned subsidiary of Alon-Israel Oil Company Ltd. (“Alon”). To the Company’s best knowledge, Alon is owned approximately 34.65% by nine collective acquisition entities of kibbutzim in Israel, approximately 26.14% by Africa Israel Trade and Agencies Ltd., a subsidiary of Africa Israel Investments Ltd., a public company traded on the Tel Aviv Stock Exchange, and approximately 39.21% are held together by Bielsol Investments (1987) Ltd. and Mr. David Wiessman. To the Company’s best knowledge, Mr. Lev Leveiv is the controlling shareholder of Africa Israel. To the Company’s best knowledge, Bielsol Investments (1987) Ltd. is controlled by David Wiessman and the family of Advocate Biran.

          To the Company’s best knowledge, M.S. is a wholly owned subsidiary of Bronfman-Fisher Investments Ltd. (“Bronfman-Fisher”), Matthew Bronfman owns approximately 51% of the equity of Bronfman-Fisher, the Bronfman Family Trusts own approximately 5.5% and Yaakov Shalom Fisher owns the remaining 43.5% of the equity.

          B.        Related Party Transactions.

          Procurement Agreement with Dor Alon Stations

          Dor Alon Operating Service Station Ltd., a subsidiary of Dor-Alon Gas Station Operation Ltd (a fully owned subsidiary of Dor-Alon Energy In Israel (1988) Ltd which is controlled by Alon Oil Energy Company Ltd). (hereinafter: “Dor-Alon Stations”), operates convenience stores in fuel service stations that sell various food and “Non-Food” products. Under the terms of the agreement between us and Dor Alon Stations, we agreed to procure products that will be supplied to the convenience stores, either directly from suppliers or from our distribution center. In consideration of the procurement of products, Dor Alon Stations has agreed pay to us (i) for products sent directly from suppliers, an amount equal to the cost of such products to us as determined under the Procurement Agreement plus 2%, and (ii) for products sent from our distribution center, an amount equal to the cost of such products to us as determined under Procurement Agreement plus 2.75%, in each case plus VAT. The cost of the products to us will be audited by our independent public accountants. In the event that our revenues generated from the Procurement Agreement minus related expenses from the sale of products to Dor Alon Stations is less than NIS 1 million linked to the Israeli consumer price index in any year without VAT, Dor Alon Stations will pay us additional amounts in order that our income from such year will reach such NIS 1 million amount. To secure Dor Alon Station’s payment and other obligations to us under the Procurement Agreement, Dor Alon agreed to provide us with a floating lien or pledge, unlimited in amount, on all inventory in the convenience stores, subject to any legal prevention, and Dor Alon Energy In Israel (1988) Ltd. and Alon Israel Oil Company Ltd, the controlling shareholders of Dor Alon Stations, will guarantee all obligations of Dor Alon Stations under the agreement. Under the terms of the Procurement Agreement, we and Dor Alon Stations will share certain expenses relating to computerization, which include a one-time expense for converting programs, currently estimated to be NIS 1.2 million; the final amount of the expense will be agreed upon between the parties. The parties will also share the cost of annual maintenance for the computer system that the parties currently estimate to be 17% of the one-time expense; the final amount for the maintenance expense will also be agreed upon between the parties.

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

          In addition, with respect to convenience stores located in Dor Alon fuel service stations that are operated by third parties, we have agreed that upon Dor Alon’s request, we may enter into separate agreements with respect to such stores with the third party operators of such stores on substantially similar terms as the Procurement Agreement described above. Dor Alon Energy In Israel (1988) Ltd. and Alon Israel Oil Company Ltd. would also guarantee the obligations of such third party operators and Dor Alon Stations, under these related separate agreements.

          Consulting Agreement with Shlomo Zohar

          We are a party to a consulting agreement with S. Zohar Consulting and Management Ltd. (S. Zohar), an entity controlled by Shlomo Zohar, one of our directors, as an independent contractor to provide us, our subsidiaries and/or our affiliated companies accounting consulting services in various areas, including accounting consulting to our management group, tax planning and advice, due diligence, accounting analyses, internal accounting control over our activities and transactions, accounting implications for recovery plans, accounting advice with respect to the issuance of debentures and the like. S. Zohar provides the services through Shlomo Zohar, CPA. The services provided under the consulting agreement through Mr. Shlomo Zohar are unrelated to the services provided by Mr. Shlomo Zohar to us in his capacity as a director.

          In consideration for the services, we pay S. Zohar the NIS equivalent of US $20,000 per month plus VAT.

          Either party has the right to terminate the agreement for any reason upon 60 days’ written notice. In the event that S. Zohar does not provide the services through Shlomo Zohar, we have the right to terminate the agreement immediately.

          Management Agreement with Co-Op

          The Co-Op, our former controlling shareholder, provided us with management and other services. The service agreement became effective in April 1996 and expired in June 2003. Under the agreement, the annual fee was determined to be $1.25 million until 2000 and that the sum would be discussed between us and the Co-Op commencing with the year 2001. The annual management fee for 2001 was decreased to $750,000, and the annual management fee for 2002 was decreased to $600,000. For the period starting January 2003 until expiration in June 2003, we paid the Co-Op $ 250,000.

Arrangements between Blue Square and various subsidiaries

          The Company currently has various arrangements with BSIP and Hyper Hyper, as described below:

          Employee Lending Agreement

          Hyper Hyper has entered into an employee lending agreement with Blue Square according to which Blue Square agreed to make employees available to Hyper Hyper according to Hyper Hyper’s needs. Approximately 3,039 employees are working for Hyper Hyper under that arrangement as of December 31, 2004. In consideration for the use of these borrowed employees, Hyper Hyper pays Blue Square the full amount to be made to, or on account of, these employees according to the terms of the collective labor agreement between Blue Square and the Histadrut. Blue Square is responsible for paying the salaries and other benefits to the borrowed employees.

          Service and Management Agreements

          Blue Square acts as the exclusive purchaser for Hyper Hyper, purchasing supermarket goods for which no mark-up is charged to Hyper Hyper. In addition, Blue Square provides Hyper Hyper with storage, distribution, logistics, maintenance and advertising services, for which these companies generally pay their proportionate share of expenses. Under a management agreement, Blue Square provides Hyper Hyper and its subsidiaries with administrative, management and site selection services for which Hyper Hyper pays a fee calculated based on its net sales, up to 2% of net sales. The fee is subject to modification every three years. The fee commencing from January 2002 was 1.95% of Hyper Hyper’s sales, which amounted to approximately 70.9 million in 2004.

          Blue Square provides certain services to BSIP pursuant to a management agreement in consideration for annual management fees of NIS 100,000, or $23,213 linked to the July 1996 CPI.

          Lease Arrangements

          Pursuant to an arrangement adopted in October 1996, Blue Square purchases real property which subsidiaries of BSIP identify as appropriate for their use as a store location. Such BSIP subsidiaries lease that property from Blue Square. Some of the lease agreement provide for a fixed annual rent. Most of the leases provide for an annual rent equal to the highest of:

•	9% of the amount invested in that store by Blue Square; or

•	2% of the annual turnover of that store, for discount stores; and

•	3% of the annual turnover of that store, for other stores.

          No BSIP subsidiary is obligated to lease the property. In the event a BSIP subsidiary elects not to lease the property, the property may be used by Blue Square.

          Presently, all leased stores to BSIP’s subsidiaries are discount stores.

          Hyper Hyper leased from Blue Square and certain of its subsidiaries 24 facilities in which it operated different formats of supermarkets. The leases were for varying terms, generally for a period of 119 months, but have since expired.

          For real property that BSIP and Hyper Hyper leases to the Company, some of the leases provide for an annual rent of 9% of the adjusted costs of the properties or the properties’ value, as determined by an appraiser in year 1987, and some of the leases provide for a fixed annual rent payment of 9% of the adjusted costs of the properties.

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

          Inter-Company Accounts

          We, BSIP and Hyper Hyper agreed to maintain inter-company accounts for day-to-day operations which bore interest at a rate equivalent to that charged by banks on short-term loans, provided that the rate is not lower than the monthly increase in the CPI. The average rate was 5.5% in 2004, 8.5% in 2003 and 7.3 % in 2002.

          Other Existing Arrangements

          Other arrangements currently exist among the Company and BSIP and Hyper Hyper with respect to the allocation of costs, expenses and revenues incurred in connection with or derived from the following areas and services: storage and supply of products; maintenance; advertisement and marketing; insurance, including directors and officers insurance; customers clubs; gift certificates; use of premises; discounts and bonuses from suppliers and other arrangements relating to day-to-day operation.

          Most of the existing arrangements between the Company and its subsidiaries are based on long-term arrangements. As a result of an examination conducted by the Company, it was found that some of these arrangements need to be renewed, extended and/or approved. The Company intends to secure the required extensions, required renewals and/or approvals required by the applicable law, to the extent necessary.

          Ordinary Course Transactions

          From time to time, Blue Square enters into agreements and engages in transactions in the ordinary course of business with its subsidiaries and affiliates, such as for the purchases of merchandise, gasoline purchase agreements and gas supply agreements with the Alon Group, joint sales and marketing promotions and legal consulting. Some subsidiaries enter into agreements and engage in transactions with other subsidiaries and affiliates of Blue Square.

          We are a party to a supply agreement with Palace Candles Inc. (“Palace”), a manufacturer and marketer of candles, aluminum disposable and other products, which is controlled by Yaakov Shalom Fisher. Mr. Fisher is a director in Bronfman-Alon, Blue Square and BSIP and owns approximately 43.5% of the equity in M.B.I.S.F. Holdings Ltd., which indirectly holds 50% of the equity interest of Bronfman-Alon, our controlling shareholder. Pursuant to the agreement, we paid to Palace approximately NIS 17 million in 2004 for products acquired.

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

          The plaintiff claimed compensation from us and the other supermarket chains for overcharges that result from the weighing of products in bulk, together with the packaging materials. According to the plaintiff, the customer was charged an aggregate amount that including a charge for the packaging materials, which charge, the plaintiff alleged, is illegal.

          In August 2004, a settlement was reached, according to which the defendants have committed to take certain measures (deducting the packaging weight in case it is over 10 gr. or alternatively posting appropriate explanatory signs) as stipulated in the settlement agreement. In addition, the Company paid the plaintiff a compensation of approximately NIS 184,000.

          In June 2003, a separate petition to approve a class action suit in the aggregate amount of NIS 25 million was filed against us in the Tel Aviv District Court. The plaintiff claimed damages allegedly incurred in respect of the unlawful rounding of amounts due from customers for products sold by weight in the stores of the companies. The petition to approve a class action suit has been rejected by the District Court. Following the dismissal of the claim by the district court, the plaintiff has appealed to the Supreme Court. We believe, based on the opinion of legal counsel, that it is unlikely that the appeal will be accepted, and accordingly no provision with respect to the above suit has been recorded in the financial statements.

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

          Our tax assessments for the years 1999-2001, are final except for one issue relating to certain interest expenses that were deducted by the company in these years. The income tax authority and the Company agreed that the discussion on this issue would be postponed until a similar case, involving another company will be finalized in the Supreme Court. The income tax authority and the Company agreed that, in the meantime, the Company would submit a formal notice of appeal on that issue, and the Company so submitted. In our opinion, we will not be required to pay material amounts, if any, in connection with these assessments, in excess of the accruals included in the financial statements.

          Dispute with Former Chairman of the Board of Directors

          The Co-Op, our former controlling shareholder, submitted a monetary claim against one of our former acting chairman of the board of directors of Blue Square, Mr. Benny Gaon, in respect of the benefit he derived in connection with the grant of options for shares of Blue Square. Mr. Gaon approached Blue Square with a demand for receipt of indemnification, as a former officer, in connection with the above claim in the event that he is required to repay any amounts. The audit committee of the board of directors of Blue Square decided to reject the demand for indemnification. No provision was included in the financial statements in connection with the said demand.

          Restrictive Trade Practices Inquiry

          On January 5, 2005, the Commissioner of the Israeli Antitrust Authority issued his final position regarding “commercial restrictive practices between the dominant food suppliers and the major supermarket chains.” Please see “Item 4. Information on Blue Square - B. Business Overview - Government Regulation” for information regarding the status of our negotiations with respect to a consent decree relating to the alleged restrictive trade arrangements between the major supermarkets chains and the large suppliers.

          We are involved in various other legal or other proceedings incidental to the ordinary course of our business. We do not believe that any of these proceedings, individually or in the aggregate, will have a material adverse effect on our business, financial position or operating results.

          The Israeli Antitrust Authority may take actions against us in connection with our gift certificates

          In 2002, the director of the Antitrust Authority announced that the arrangements relating to the gift certificates issued by Blue Square and other supermarket chains apparently constitute a restrictive arrangement pursuant to the Israeli antitrust law. At this stage, we cannot assess the impact of the aforementioned announcement on our business. Following the announcement, we decided to cease issuing the gift certificates jointly with other supermarket chains and are presently issuing our own gift certificates.

Board Resolution on Dividend Distributions

          Blue Square’s Board of Directors has resolved that Blue Square will not distribute dividends in any quarter if the ratio of Blue Square’s financial obligations (as defined by Maalot) to EBITDA for any quarter exceeds 3.5 until June 30, 2006 or exceeds 3.0 thereafter. The Board also decided that Blue Square would not distribute dividends in any quarter if the ratio of the cost unencumbered fixed assets as set forth on our financial statements (following depreciation) to financial obligations (as defined by Maalot) for any quarter is below 120%. These Board resolutions are not the dividend policy of Blue Square and they may be amended at any time by our Board of Directors.

Independent Accountants

          On January 25, 2005, Blue Square shareholders approved the reappointment of Kesselman & Kesselman, certified public accountants in Israel and a member of PriceWaterhouseCoopers International Limited, as our auditors for the year ending December 31, 2005. Kesselman & Kesselman has no relationship with us or with any affiliate of us, except as auditors.

          Pursuant to an agreement among the shareholders of Bronfman-Alon, it was agreed that the two shareholder groups would each be entitled to request Blue Square to nominate one firm as our auditors. The two shareholder groups have agreed on the appointment of Kesselman & Kesselman as our auditors for the years 2004-2005.

          B.        Significant Changes.

          Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2004.

ITEM 9.	THE OFFER AND LISTING

          A.        Offer and Listing Details.

ADSs

          The following table sets forth the annual high and low closing prices for Blue Square’s ADSs for the five most recent full financial years as reported by the New York Stock Exchange.

Year	High	Low

2000	$13.9	$9.1
2001	$17.3	$12.5
2002	$17.6	$7.5
2003	$11.5	$6.1
2004	$13.1	$9.3

          The following table sets forth the quarterly high and low closing prices for Blue Square’s ADSs for each quarter of the two most recent full financial years and the subsequent quarterly period, as reported by the New York Stock Exchange.

Year	High	Low

2003

First quarter	$8.2	$6.1
Second quarter	$10.1	$7.9
Third quarter	$10.0	$7.7
Fourth quarter	$11.5	$8.0

2004

First quarter	$13.1	$9.7
Second quarter	$11.9	$10.2
Third quarter	$11.0	$9.7
Fourth quarter	$10.9	$9.3

2005

First quarter	$11.0	$9.3

          The following table sets forth the monthly high and low closing prices for Blue Square’s ADSs for the last six months, as reported by the New York Stock Exchange.

2004	High	Low

December	$10.2	$9.6

2005

January	$11.0	$10.0
February	$11.0	$10.2
March	$10.9	$9.3
April	$9.9	$9.4
May	$10.1	$9.5

          For additional information on Blue Square’s ADSs, see “Item 10. Additional Information - B. Memorandum and Articles of Association- Description of Securities- American Depositary Receipts.”

Ordinary Shares

          The following table sets forth the annual high and low closing prices for Blue Square’s ordinary shares for the years 2000, 2001, 2002, 2003 and 2004 as reported by the Tel Aviv Stock Exchange. Shares are traded on the Tel Aviv Stock Exchange in NIS, and the translation of the NIS to dollars has been made at the representative exchange rate of exchange on the last day of each period, as published by the Bank of Israel.

Year	High		Low

	NIS	$	NIS	$
2000 commencing on November 19, 2000	53.4	13.7	48.9	12.1
2001	78.5	17.8	51.1	12.2
2002	78.8	16.6	35.1	7.4
2003	50.2	11.5	29.4	6.7
2004	57.8	13.4	40.6	9.4

          The following table sets forth the quarterly high and low closing price for Blue Square’s ordinary shares for the quarters set forth below, as reported by the Tel Aviv Stock Exchange. The translation into dollars has been made at the representative rate of exchange on the last day of each period, as published by the Bank of Israel.

2003	High		Low

	NIS	$	NIS	$
First Quarter	38.5	8.2	29.4	6.3
Second quarter	44.6	10.4	35.6	8.3
Third quarter	43.9	9.9	34.4	7.7
Fourth quarter	50.2	11.5	35.0	8.0

2004	High		Low

	NIS	$	NIS	$
First Quarter	57.8	12.8	44.1	9.7
Second Quarter	52.9	11.8	46.0	10.2
Third Quarter	49.6	11.1	44.3	9.9
Fourth Quarter	49.4	11.5	40.6	9.4

2005	High		Low

	NIS	$	NIS	$
First Quarter	48.0	11.0	41.0	9.4

          The following table sets forth the monthly high and low closing prices for Blue Square’s ordinary shares for the last six months, as reported by the Tel Aviv Stock Exchange. The translation into dollars is based on the representative rate of exchange on the last day of each period, as published by the bank of Israel.

2004	High		Low

	NIS	$	NIS	$
December	45.0	10.5	41.8	9.7

2005

January	47.9	10.9	43.5	9.9
February	48.0	11.0	45.2	10.4
March	47.6	10.9	41.0	9.4
April	43.3	9.9	41.8	9.6
May	44.2	10.0	42.0	9.5

          For additional information on our ordinary shares, see “Item 10. Additional Information -B. Memorandum and Articles of Association Description of Securities- Ordinary Shares.

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

Private Placements

          Under Blue Square’s Articles of Association, resolutions of the board of directors regarding a private placement of Blue Square’s shares constituting, or securities convertible into, more than ten percent of our outstanding share capital require the approval of Blue Square’s shareholders. With respect to the aforesaid, securities convertible or exercisable into shares are deemed to have been converted or exercised on the date of their issue.

Board of Directors

          Under Blue Square’s Articles of Association the board of directors shall not, without the affirmative vote of at least seventy five percent (75%) of the members of the board of directors who participate and vote at a meeting of the board of directors, resolve to do any of the following: a) approve the annual budget of the Blue Square group; b) approve any material transaction and material action involving the Blue Square group; c) appoint the senior officers of the Blue Square group and determine their terms of employment; d) appoint the chairman of the board of directors of Blue Square and determine the terms of his or her service; e) approve the issuance of securities of Blue Square or securities of other companies of the Blue Square group; f) approve the entering into new lines of business by the Blue Square group; or g) determine the signatory rights in the Blue Square group.

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

          Once the member of the board of directors or senior management complies with the above disclosure requirement, a company may approve the transaction in accordance with the provisions of its articles of association. Further, under Blue Square’s articles of association, subject to the provisions of the Companies Law, (i) a transaction between us and an our officer or a person that controls us or (ii) a transaction between us and another person in which an officer of ours or a person that controls us has a personal interest, which transaction is not in any such case extraordinary (Ordinary Interested Transactions), will be approved by us in the following manner:

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

          The Articles of Association provide that the board of directors may delegate all of its powers to such committees of the board of directors as it deems appropriate, subject to the provisions of the Israeli Companies Law, and they may from time to time widen, narrow or cancel the delegation of such power. The Israeli Companies Law provides that certain powers of the board of directors may not be delegated by the board of directors. See “Item 6. Directors, Senior Management and Employees–C. Board Practices–Committees.”

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

          Election of Directors. Our ordinary shares do not have cumulative voting rights in the election of directors. As a result, the holders of ordinary shares representing more than 50% of our ordinary shares and voting power have the power to elect all of our directors, other than our external directors, whose election requires, in addition to the vote of a majority of shareholders, that at least one-third of the non-controlling shareholders who participate in the vote, vote for their nomination, or that less than one percent of the non-controlling shareholders vote against their nomination. Currently, Bronfman-Alon has the power to elect all of our directors other than our two external directors. See Item 3. Key Information–D. Risk Factors– “Bronfman-Alon is able to control the outcome of matters requiring shareholder approval.”

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

Private Placements

          Under the Israeli Companies Law, if (i) as a result of a private placement a person would become a controlling shareholder or (ii) a private placement will entitle 20% or more of the voting rights of a company before the placement, and all or part of the private placement consideration is not in cash or in public traded securities or is not in market terms and if as a result of the private placement the holdings of substantial shareholder shall increase or as a result of it a person shall become a substantial shareholder, then in either case, the allotment must be approved by the board of directors and by the shareholders of the company. A “substantial shareholder” is defined as a shareholder that holds five percent or more of the company’s outstanding share capital, assuming the exercise of all of the securities convertible into shares held by that person. In order for the private placement to be in “market terms” the board of directors has to determine, on the base of detailed explanation, that the private placement is on market terms, unless proven otherwise.

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

          The Depositary has agreed to terminate the Deposit Agreement, whenever so directed by Blue Square, by giving notice of termination to the holders of all ADRs then outstanding at least 30 days prior to the date fixed in the notice of termination. The Depositary likewise may terminate the Deposit Agreement by giving Blue Square and the holders of ADRs notice at any time 30 days after the Depositary shall have delivered to Blue Square a notice of its election to resign, provided that a successor depositary shall not have been appointed and accepted its appointment before the end of the 30-day period. If any ADRs remain outstanding after the date of termination, the Depositary will discontinue the registration of transfer of ADRs, will suspend the distribution of dividends to the holders of ADRs and will not give any further notices or perform any further acts under the Deposit Agreement, except that the Depositary will continue (a) the collection of dividends and other distributions pertaining to ordinary shares and any other property represented by these ADRs, (b) the sale of rights or property, as provided in the Deposit Agreement, and (c) the delivery of ordinary shares, together with any dividends or other distributions received and the net proceeds of the sale of any rights or other property, after deducting applicable fees, expenses and taxes, in exchange for surrendered ADRs. At any time after the expiration of one year from the date of termination, the Depositary may sell the ordinary shares and any other property represented by the ADRs and hold the net proceeds, together with any other cash then held, uninvested and without liability for interest, for the pro rata benefit of the holders of ADRs that have not surrendered their ADRs. After effecting the sale, the Depositary shall be discharged from all obligations under the Deposit Agreement, except to account for net proceeds and other cash, after deducting applicable fees of the Depositary, expenses and taxes and except for specified obligations for indemnification set forth in the Deposit Agreement. Upon the termination of the Deposit Agreement, Blue Square will also be discharged from all its obligations under the agreement, except for specified obligations to the Depositary.

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

          C.        Material Contracts.

          For a summary of material contracts, see “Item 4. Information on Blue Square–Property, Plants and Equipment”, “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Debentures”, “Item 6. Directors, Senior Management and Employees–C. Board Practices–Exemption, Insurance and Indemnification of Directors and Officers–Limitations on Insurance and Indemnification,” “Item 6. Directors, Senior Management and Employees – D. Employees”, “Item 7. Major Shareholders and Related Party Transactions– B. Related Party Transactions,”, “Item 10. Additional Information– B. Memorandum and Articles of Association– Description of Securities–American Depositary Receipts” and our consolidated financial statements and notes included elsewhere in this annual report.

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

          This discussion does not purport to be a complete analysis of all potential tax consequences of owning ordinary shares or ADSs. In particular, this discussion does not take into account the specific circumstances of any particular investor (such as tax-exempt entities, certain financial companies, broker-dealers, investors that actually or constructively own 10% or more of our voting securities, investors that hold ordinary shares or ADSs as part of straddle or hedging or conversion transaction, traders in securities, banks and other financial institutions, some of which may be subject to special rules.

          This discussion is not intended and should not be construed as legal or professional tax advice and does not cover all possible tax considerations.

          Potential investors are urged to consult their own tax advisors as to the Israeli or other tax consequences of the purchase, ownership and disposition of our ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

          Israeli Tax Reform

          On July 24, 2002, the Israeli Parliament enacted income tax reform legislation (Tax Reform). The Tax Reform introduced fundamental and comprehensive changes to Israeli tax laws. Most of the legislative changes took effect on January 1, 2003. The Tax Reform introduced a transition from a primarily territorial-based tax system to a personal-based system of taxation with respect to Israeli residents, and resulted in significant amendment of the international taxation provisions, and in new provisions concerning the taxation of capital markets including the abolishment of formerly “exempt investment routes” (e.g., capital gains generated by individuals from the sale of securities traded on the Tel-Aviv Stock Exchange).

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

Corporate Tax Structure

          General

          The regular rate of corporate tax in Israel is 34%, it is scheduled to be reduced to 32% in 2006 and 30% for year 2007 and thereafter.

          According to a tax reform plan to be submitted by the Finance Ministry to the Knesset for its consideration, the corporate tax rate would undergo further reduction up to 25% in the year 2010.

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

•

Where a company’s depreciated cost of fixed assets exceeds its equity, then the excess multiplied by the applicable annual rate of inflation is added to taxable income. Note that the cost of fixed assets is also calculated under the Inflationary Adjustments Law.

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

          Real Gains derived from the disposal after January 1, 2003 of an asset, other than trading securities, purchased prior to that date will be subject to capital gains tax at a blended rate. The regular corporate tax rate of 34%, and a marginal tax rate of up to 49% for individuals, will be applied to the gain amount in the same ratio to the total gain realized as the ratio which the holding period commencing at the acquisition date and terminating on January 1, 2003 bears to the total holding period. The remainder of the gain realized will be subject to capital gains tax at the beneficial 25% rate.

          Inflationary Surplus, that accrued after December 31, 1993, is exempt from any tax.

          Upon the sale of an asset subject to capital gains tax, a tax advance of 25% of the capital gain is payable within 30 days of the transaction. The Assessing Officer may accept the actual amount of tax payable, if this is lower, provided that a detailed return which includes a computation of the tax due, is filed within that period. Capital gains are also reportable on annual income tax returns.

          Taxation of investors engaged in a business of trading securities

          Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (34% for a corporation (32% in 2006 and 30% for year 2007 and thereafter) and a marginal tax rate of up to 49% for individuals).

          Note that according to a tax reform plan to be submitted by the Finance Ministry to the Knesset for its consideration, the corporate tax rate would undergo a further reduction of up to 25% (44% for individuals) in the year 2010.

          Taxation of Israeli Residents

•	Israeli Resident Shareholders subject to the Inflationary Adjustments Law.

          The Inflationary Adjustments Law includes provisions concerning taxation on gains derived from the sale of traded securities. These provisions apply to most corporate shareholders and to certain individuals. There is some uncertainty as to whether these provisions also apply to foreign corporations that hold our shares because non-resident companies are not expressly exempt from them. A shareholder who is subject to the Inflationary Adjustments Law will be taxed, upon the sale of his or her Shares, on the full amount of his or her gain at the tax rate applicable to that shareholder (34% for a corporation and a marginal tax rate of up to 49% for individuals). It should be noted that the Tax Reform has not altered significantly the legal situation concerning this aspect of Israeli taxation.

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

          Note that according to a tax reform plan to be submitted by the Finance Ministry to the Knesset for its consideration, the tax rate for selling traded securities would increase up to 20%.

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

          Different tax rules may apply to shareholders who purchased their shares prior to the listing on the Tel Aviv Stock Exchange. Shareholders should consult with their own tax advisors for the precise treatment upon sale.

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

•

Foreign corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such foreign corporation, whether directly or indirectly.

          Different taxation rules may apply to shareholders who purchased their shares prior to the listing on the Tel Aviv Stock Exchange.  Shareholders should consult with their own tax advisors for the precise treatment upon sale.

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

Taxation of Residents of the United States Under the US Treaty

          Residents of the United States will generally be subject to withholding tax in Israel on dividends paid, if any, on Shares. Generally, under the Convention between the Government of the United States and the Government of the State of Israel with respect to Taxes on Income (US Treaty), the maximum rate of withholding tax on dividends paid to a holder of Shares who is a resident of the United States (as defined in the US Treaty) will be 25%, but is reduced to 12.5% if the dividends are paid to a corporation that holds in excess of 10% of the voting rights of Blue Square during Blue Square’s taxable year preceding the distribution of the dividend and the portion of Blue Square’s taxable year in which the dividend was distributed.The withheld tax is the final tax in Israel on dividends paid to nonresidents who do not conduct a business in Israel.

          A non-resident of Israel that has dividend income derived from or accrued in Israel, from which tax was withheld at the source, is generally exempt from the duty to file tax returns in Israel in respect of such income, provided such income was not connected to or derived from a trade or business conducted in Israel by the tax payer.

Capital Gains

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

          Taxation of the Disposition of Ordinary Shares

          Upon the sale, exchange or other disposition of ordinary shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between such U.S. holder’s basis in the ordinary shares, which is usually the cost of such shares, and the amount realized on the disposition. Capital gain from the sale, exchange or other disposition of ordinary shares is eligible for a maximum 15% rate of taxation for individuals. Capital gain from the sale, exchange or other disposition of ordinary shares is taxed as ordinary income at a maximum rate of 35% for a corporate shareholder. Gains and losses recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares will be treated as United States source income or loss for United States foreign tax credit purposes. The deductibility of a capital loss recognized on the sale, exchange or other disposition of ordinary shares is subject to limitations.

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

          Blue Square believes that it was not a PFIC in 2004. However, the tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, there can be no assurance that Blue Square will not become a PFIC. If Blue Square determines that it has become a PFIC, Blue Square will notify its U.S. holders and provide them with the information necessary to comply with the QEF rules. U.S. holders who hold ordinary shares during a period when Blue Square is a PFIC will be subject to the foregoing rules, even if Blue Square ceases to be a PFIC, subject to certain exceptions for U.S. holders who made a QEF election. U.S. holders are urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to Blue Square’s ordinary shares and ADSs in the event that Blue Square qualifies as a PFIC.

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

          I.        Subsidiary Information.

          Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Sensitivity

          The table below provides information about Blue Square’s financial instruments that are sensitive to changes in interest rates.

	December 31, 2004 Expected Maturity (NIS in thousands)

	2005	2006	2007	2008	2009	from 2010 and thereafter	Total

Long term loan from bank
Linked to the Swiss Frank	-	49,482	-	-	-	-	49,482
Long term loans from banks
Linked to the CPI – 5.2% (average fixed rate as of December 31, 2004)	60,262	103,963	64,672	-	-	-	228,897

Long term loans from Bank – unlinked

Average Fixed Rate (6.8%)	41,557	16,008	12,501	6,250	-	-	76,316

Variable Rate	34,698	58,333	58,333	8,333	8,333	4,167	172,197

	136,517	227,786	135,506	14,583	8,333	4,167	526,892

Debentures - Linked to the CPI - fixed rate (5.9%) (1)	-	-	-	-	-	200,000	200,000

Convertible Debentures (1)				62,064	62,064	62,065	186,193

(1)	See also “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Debentures”.

Inflation Risks and Exchange Rate Risks

          In accordance with Israeli Accounting Standards No. 12 and No. 17 adopted by the Israeli Accounting Standards Board, our financial statements ceased to be adjusted for inflation in Israel for periods beginning on or after January 1, 2004. The amounts included in our financial statements as of December 31, 2003 served as the starting point for nominal financial reporting beginning January 1, 2004. The adoption of Standard No. 12 could have material adverse effect on our results of operations. As a result of the adoption of these standards, our assets and revenues ceased to be adjusted for inflation in Israel, while the repayment of interest and principal under most of our loans and all debentures continues to be linked to the Israeli CPI as provided in our loan and debenture agreements. As a result, an increase in inflation would have the effect of increasing our financial expenses without any offsetting increase in our assets and revenues on our financial statements, leading to lower reported earnings and shareholders equity. The extent of this effect on our financial statement would be dependent on the rate of inflation in Israel.

          The table below provides information about the CPI and the “known index”:

	CPI	The “known index”

2002	6.5%	6.7%
2003	(1.9)%	(2)%
2004	1.2%	0.9%

          The table below provides an analysis of monetary assets and liabilities by currency and linkage as of December 31, 2004:

	Israeli Currency		Other Currencies especially the Dollar	Other

	Unlinked	Linked to the Israeli CPI
	NIS in thousands

Cash and cash equivalents	42,957	-	1,650	2,752

Trade receivables	483,524	-	-	-
Other accounts receivables	50,889	56,262	-	-
Investments in affiliates	-	2,041	-

	577,370	58,303	1,650	2,752

Short-term credit from banks	24	-	-	-

Trade payables	834,245	-	3,512	-

Other accounts payables	325,097	6,517	38,971	-

Long term loans from banks including current maturities	248,513	228,897	-	49,482
Debentures	-	200,000	-	-

Convertible debentures	-	186,193	-	-

	1,407,879	621,607	42,483	49,482

Monetary liabilities, net	830,509	563,304	40,833	46,730

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. to E.	Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

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

          (b) Internal Control Over Financial Reporting. There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM16A.	AUDIT COMMITTEE FINANCIAL EXPERT

          The Board of Directors has determined that Zeev Vurembrand is an “audit committee financial expert” as defined in Item 16A of Form 20-F.

ITEM 16B.	CODE OF ETHICS

          As of the date of this annual report, we have adopted a code of ethics that applies to our Chief Executive Officer, President, Chief Financial Officer, Corporate Controller and employees. This code of ethics is posted on our website, www.bsi.co.il/codeofethics.htm.

ITEM 16C.	ACCOUNTANTS’ FEES AND SERVICES

          Kesselman & Kesselman, a member of PriceWaterhouseCoopers International Limited, served as our independent public accountants for the fiscal year ended December 31, 2004, and Kost Forer Gabbay & Kasierer (Kost Forer), a member of Ernst & Young Global, served as our independent public accountants for the fiscal year ended December 31, 2003, in each case for which audited financial statements appear in this Annual Report on Form 20-F.

          The following table presents the aggregate fees for professional services and other services rendered by such accountants to us during their respective term as our principal accountants in 2003 and 2004.

	2003 (1)	2004 (2)

	(In NIS)	(In NIS)

Audit Fees (3)	640,999	437,845
Tax Fees (4)	367,000	108,239
All Other Fees (5)	394,567	61,464

TOTAL	1,402,566	607,548

(1)	Fees paid to Kost Forer during their term as our principal accountants.

(2)	Fees paid to Kesselman during their term as our principal accountants.

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

Audit Committee Pre-Approval Policies and Procedures

          One of our audit committee’s main roles is to assist the Board of Directors in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing and reporting practices of the Company. The Audit Committee oversees the appointment, compensation, and oversight of the public accounting firm engaged to prepare or issue an audit report on the financial statements of the Company. Our audit committee has adopted a pre-approval policy for non-audit services.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

PART III

ITEM 17.	FINANCIAL STATEMENTS

          The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 18.	FINANCIAL STATEMENTS

          We have responded to Item 17 in lieu of this item.

ITEM 19.	EXHIBITS

          The exhibits filed with or incorporated into this annual report are listed in the index of exhibits below.

Exhibit No.	Description

1.1	Memorandum of Association of the Registrant (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-1 (File No. 333-05024)).

1.2	Articles of Association of the Registrant adopted in August 2001 (incorporated by reference to Exhibit 1.2 to Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2001).

1.3

Amendments to Articles of Association of the Registrant adopted in January 2004 (incorporated by reference to Exhibit 1.3 to Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2003).

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

4.7

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

4.9	Form of Letter of Exemption and Indemnity adopted in February 2001 (incorporated by reference to Exhibit 4.13 to Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2000).

4.10

Form of Letter of Exemption and Indemnity (English translation accompanied by the Hebrew original). (incorporated by reference to Exhibit 4.14 to Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2001).

4.11

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

4.12

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

4.13

Collective Agreement, made on August 13, 2003, by and among Blue Square – Israel Ltd. and The New Federation of Labor in Israel/The Federation of Clerical, Administrative and Services Employees and the National Committee of the Blue Square Co-Op Employees (English translation) (incorporated by reference to Exhibit 4.15 to Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2003).

4.14

Collective Agreement, made on October 15, 2003, by and among Blue Square – Israel Ltd. and The New Federation of Labor in Israel/The Federation of Clerical, Administrative and Services Employees and the National Workers Committee of Blue Square-Israel Ltd (English translation) (incorporated by reference to Exhibit 4.16 to Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2003).

4.15	Special Collective Bargaining Agreement made on the 21st day of January 2005 among Blue Square, the Histadrut and the National Committee of Blue Square-Israel. (English translation).

4.16

Loan Agreement made on the 5th day of June 1996 between the Registrant and Blue Square Chain Investments & Properties Ltd. (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-1 (File No. 333-05024)).

4.17

Deed of Trust made on August 5, 2003, by and between Blue Square – Israel Ltd. and Israel Discount Bank Trust Company Ltd., together with second schedule (English translation) (incorporated by reference to Exhibit 4.18 to Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2003).

4.18

First Schedule to Deed of Trust – Debenture Certificate for Registered Debenture (Series A) of NIS 1 par value each (out of series of NIS 200,000,000 par value Debentures (Series A)) (English translation) (incorporated by reference to Exhibit 4.19 to Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2003).

4.19

First Schedule to Deed of Trust – Debenture Certificate for Registered Debenture (Series B) of NIS 1 par value each (out of series of NIS 200,000,000 par value Debentures (Series B)) (English translation) (incorporated by reference to Exhibit 4.20 to Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2003).

4.20	Agreement between the Registrant and Blue Square Chain (Hyper Hyper) Ltd. (incorporated by reference to Exhibit 4.21 to Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2002).

8	List of Subsidiaries.

12.(a).1	Certification by CEO pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

12.(a).2	Certification by CFO pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

13.(a).1	Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

BLUE SQUARE – ISRAEL LTD.

CONSOLIDATED FINANCIAL STATEMENTS

2004 ANNUAL REPORT

Kesselman & Kesselman Certified Public Accountants (Isr.) Trade Tower, 25 Hamered Street Tel Aviv 68125 Israel P.O Box 452 Tel Aviv 61003 Telephone +972-3-7954555 Facsimile +972-3-7954556

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of

BLUE SQUARE – ISRAEL LTD

We have audited the accompanying consolidated balance sheet of Blue Square – Israel Ltd. (hereafter – the Company) and its subsidiaries as of December 31,2004 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements for the years ended December 2003 and 2002 were audited by other auditors, whose reports thereon, dated March 8, 2004 and March 24, 2003, respectively were unqualified.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States of America) and with auditing standards generally accepted in Israel including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2004 and the consolidated results of operations, changes in shareholders’ equity and cash flows for the year then ended, in conformity with accounting principles generally accepted in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States and as allowed by item17 to Form 20-F.  Information relating to the nature and effect of such differences is presented in note 18 to the consolidated financial statements.

As explained in note 2a, the financial statements, as of dates and for reporting periods subsequent to December 31, 2003, are presented in New Israeli Shekels, in conformity with accounting standards issued by the Israel Accounting Standards Board. The financial statements as of dates and for reporting periods ended prior to, or on the above date, are presented in values that have been adjusted for the changes in the general purchasing power of the Israeli currency, through that date, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.

Tel-Aviv	Kesselman & Kesselman
March 20, 2005	Certified Public Accountants (Isr.)

•	Kost Forer Gabbay & Kasierer
	3 Aminadav St.	•	Phone: 972-3-6232525
	Tel-Aviv 67067, Israel		Fax: 972-3-5622555

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

BLUE SQUARE – ISRAEL LTD.

        We have audited the accompanying consolidated balance sheet of Blue Square – Israel Ltd. (the “Company”) and subsidiaries as of December 31, 2003, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and generally accepted auditing standards in Israel, including those prescribed under the Auditors’ Regulations (Auditor’s Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Board of Directors and management and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of December 31, 2003, and the consolidated results of operations, changes in shareholders’ equity and cash flows for the year then ended, in conformity with accounting principles generally accepted in Israel, which differ in certain respects from those generally accepted in the United States (see Note 18 to the consolidated financial statements).

        As described in Note 2a, the consolidated financial statements referred to above are presented in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 8, 2004	A Member of Ernst & Young Global

Luboshitz Kasierer

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of
BLUE SQUARE – ISRAEL LTD.

We have audited the accompanying consolidated statements of operations, changes in shareholders’ equity and cash flows of BLUE SQUARE – ISRAEL LTD. (the “Company”) and subsidiaries for the year ended December 31, 2002. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and generally accepted auditing standards in Israel, including those prescribed under the Auditors’ Regulations (Auditor’s Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Board of Directors and management and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations, changes in shareholders’ equity and cash flows of the Company and subsidiaries for the year ended December 31, 2002, in conformity with accounting principles generally accepted in Israel, which differ in certain respects from those generally accepted in the United States (see Note 18 to the consolidated financial statements).

As described in Note 2a, the consolidated financial statements referred to above are presented in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.

LUBOSHITZ KASIERER An affiliate member of Ernst & Young International

Tel-Aviv, Israel
March 24, 2003

BLUE SQUARE - ISRAEL LTD.
CONSOLIDATED BALANCE SHEETS

				Convenience translation (Note 2p)
		December 31,		December 31,
		2003	2004	2004
	Note	NIS (see note 2a)		U.S. dollars
		In thousands

ASSETS	11, 13

CURRENT ASSETS:
Cash and cash equivalents	2c	63,255	47,359	10,993
Marketable securities		15,137	-	-
Trade receivables	15a	512,972	483,524	112,239
Other accounts receivable	15b	118,762	145,292	33,726
Inventories	15c	276,113	288,042	66,862

Total current assets		986,239	964,217	223,820

INVESTMENT IN AN ASSOCIATED COMPANY	3	3,999	2,795	649

FIXED ASSETS, NET OF ACCUMULATED DEPRECIATION AND AMORTIZATION	4	2,073,169	2,011,599	466,945

OTHER ASSETS, NET OF ACCUMULATED AMORTIZATION:	5
Goodwill		82,535	76,665	17,795
Deferred charges		53,738	23,735	5,510

		136,273	100,400	23,305

		3,199,680	3,079,011	714,719

The accompanying notes and the appendix are an integral part of the consolidated financial statements.

BLUE SQUARE - ISRAEL LTD.
CONSOLIDATED BALANCE SHEETS

				Convenience translation (Note 2p)
		December 31,		December 31,
		2003	2004	2004
	Note	NIS (see note 2a)		U.S. dollars
		In thousands

LIABILITIES AND SHAREHOLDERS' EQUITY	11, 13
CURRENT LIABILITIES:
Short-term credit from banks	15d	212,521	136,541	31,695
Trade payables		700,626	837,757	194,465
Other accounts payable and accrued expenses	15e	361,923	331,614	76,976
Dividend payable		-	38,971	9,046

Total current liabilities		1,275,070	1,344,883	312,182

LONG-TERM LIABILITIES:
Long-term loans from banks, net of current
maturities	6	286,084	390,375	90,617
Debentures	7	200,000	200,000	46,425
Convertible debentures	7	200,000	186,193	43,220
Deferred income taxes	12b	15,322	14,576	3,383
Liability for employee rights, net of amount
funded	8	25,599	26,894	6,243

Total long-term liabilities		727,005	818,038	189,888

CONTINGENT LIABILITIES AND COMMITMENTS	9

MINORITY INTEREST		160,265	96,780	22,465

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 1 par value -
Authorized: 100,000,000 shares at December
31, 2004 and 2003; Issued and outstanding:
38,782,336 and 38,400,000 shares at
December 31, 2004 and 2003, respectively	10	52,121	52,503	12,188
Additional paid-in capital		741,008	754,264	175,084
Retained earnings:
Dividend declared subsequent to balance
sheet date		198,421	-	-
Unappropriated		45,790	12,543	2,912

		1,037,340	819,310	190,184

		3,199,680	3,079,011	714,719

The accompanying notes and the appendix are an integral part of the consolidated financial statements.

March 20, 2005

Date of approval of the financial statements	David Wiessman Vice Chairman and Acting Chairman of the Board of Directors	Gil Unger Chief Executive Officer	Emanuel Avner Vice President and Chief Financial Officer

BLUE SQUARE - ISRAEL LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS

					Convenience translation (Note 2p)
		Year ended December 31			Year ended December 31
		2002	2003	2004	2004
	Note	NIS (see note 2a)			U.S. dollars
		In thousands (except share and per share data)

Sales	2m	5,444,306	5,170,510	5,365,784	1,245,539
Cost of sales		3,974,628	3,777,411	3,962,303	919,755

Gross profit		1,469,678	1,393,099	1,403,481	325,784
Selling, general and administrative
expenses	15f	1,250,662	1,190,425	1,203,391	279,339

Operating income		219,016	202,674	200,090	46,445
Financial income (expenses), net	15g	15,900	(48,813)	(58,090)	(13,484)

		234,916	153,861	142,000	32,961

Amortization of goodwill		(5,277)	(5,740)	(5,870)	(1,362)
Other expenses, net	15h	(174,004)	(136,612)	(19,593)	(4,548)

Income before taxes on income		55,635	11,509	116,537	27,051
Taxes on income	12d	42,078	8,445	41,230	9,571

Income after taxes on income		13,557	3,064	75,307	17,480
Share in profits (losses) of associated
company, net		(363)	742	(1,204)	(279)
Minority interest in profits of
subsidiaries, net		5,953	10,852	13,555	3,146

Net income (loss) for the year		7,241	(7,046)	60,548	14,055

Net income (loss) per Ordinary share or
ADS		0.19	(0.18)	1.57	0.36

Weighted average number of shares or ADS
used for computation of income (loss)
per share		38,400,000	38,400,000	38,782,336	38,782,336

The accompanying notes and the appendix are an integral part of the consolidated financial statements.

BLUE SQUARE - ISRAEL LTD.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

			Retained earnings
	Share capital	Additional paid-in capital	Dividend declared subsequent to balance sheet date	Unappropriated	Total
	NIS in thousands (see note 2a)

Balance as of January 1, 2002	52,121	741,008	58,477	608,247	1,459,853

Dividend paid	-	-	(58,477)	(69,201)	(127,678)
Net income	-	-	-	7,241	7,241

Balance as of December 31, 2002	52,121	741,008	-	546,287	1,339,416

Dividend paid	-	-	-	(295,030)	(295,030)
Dividend declared subsequent to balance
sheet date	-	-	198,421	(198,421)	-
Net loss	-	-	-	(7,046)	(7,046)

Balance as of December 31, 2003	52,121	741,008	198,421	45,790	1,037,340

Issuance of shares upon conversion of
convertible debentures	382	13,256	-	-	13,638
Dividend paid	-	-	(198,421)	(54,390)	(252,811)
Dividend declared	-	-	-	(39,405)	(39,405)
Net income	-	-	-	60,548	60,548

Balance as of December 31, 2004	52,503	754,264	-	12,543	819,310

	Convenience translation into U.S. dollars in thousands (Note 2p)

Balance as of January 1, 2004	12,099	172,007	46,059	10,629	240,794

Issuance of shares upon conversion of
convertible debentures	89	3,077	-	-	3,166
Dividend paid	-	-	(46,059)	(12,625)	(58,684)
Dividend declared	-	-	-	(9,147)	(9,147)
Net income	-	-	-	14,055	14,055

Balance as of December 31, 2004	12,188	175,084	-	2,912	190,184

The accompanying notes and the appendix are an integral part of the consolidated financial statements.

BLUE SQUARE - ISRAEL LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

				Convenience translation (Note 2p)
	Year ended December 31			Year ended December 31
	2002	2003	2004	2004
	NIS (see note 2a)			U.S. dollars
	In thousands

Cash flows from operating activities:

Net income (loss)	7,241	(7,046)	60,548	14,055
Adjustments to reconcile net income (loss) to net
cash provided by operating activities (a)	283,964	265,586	288,010	66,855

Net cash provided by operating activities	291,205	258,540	348,558	80,910

Cash flows from investing activities:

Purchase of fixed assets	(243,234)	(138,713)	(89,404)	(20,753)
Acquisition of minority interest in subsidiary	-	(865)	-	-
Acquisition of partner's interest in partnership	(6,854)	-	-	-
Investment grants	2,259	-	-	-
Proceeds from sale of fixed assets	13,707	29,513	11,527	2,676
Collection of receivables from sale of investment
in previously consolidated company	29,445	-	-	-
Deconsolidation of previously proportionately
consolidated company (b)	-	-	(505)	(117)
Proceeds from sale of (investments in) marketable
securities, net	5,563	(11,572)	15,817	3,672
Long term loan to a former investee company, net	-	-	(5,997)	(1,393)

Net cash used in investing activities	(199,114)	(121,637)	(68,562)	(15,915)

Cash flows from financing activities:

Dividends paid	(127,678)	(295,030)	(252,811)	(58,684)
Dividend paid to minority shareholders of
subsidiaries	(24,995)	-	(77,040)	(17,883)
Increase (decrease) in the balance with previous
parent cooperative, net	15,390	(5,471)	-	-
Receipt of long-term loans	203,724	109,629	426,762	99,063
Repayments of long-term loans and debentures	(180,535)	(203,492)	(357,609)	(83,010)
Issuance of debentures and convertible
debentures, net of issuance expenses	-	393,047	-	-
Short-term credit from banks, net	34,348	(86,038)	(35,194)	(8,171)

Net cash used in financing activities	(79,746)	(87,355)	(295,892)	(68,685)

Increase (decrease) in cash and cash equivalents	12,345	49,548	(15,896)	(3,690)
Cash and cash equivalents at the beginning of the year	1,362	13,707	63,255	14,683

Cash and cash equivalents at the end of the year	13,707	63,255	47,359	10,993

Supplemental disclosure of cash flow activities:

Cash paid during the year for interest	33,103	31,462	52,501	6,080

Cash paid during the year for taxes	108,159	40,861	39,038	13,164

The accompanying notes and the appendix are an integral part of the consolidated financial statements.

BLUE SQUARE - ISRAEL LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

				Convenience translation (Note 2p)
	Year ended December 31			Year ended December 31
	2002	2003	2004	2004
	NIS (see note 2a)			U.S. dollars
	In thousands

(a) Adjustments to reconcile net income (loss)
to net cash provided by operating activities:

Income and expenses not involving operating cash flows:

Depreciation and amortization	154,138	145,190	146,201	33,937
Minority interest	5,953	10,852	13,555	3,146
Shares in losses (profits) of an associated company	363	(742)	1,204	279
Profit distributions by partnership	2,373	-	-	-
Loss from sale, disposal and impairment of
fixed assets and investments	147,772	47,359	5,994	1,391
Deferred income taxes, net	(33,886)	(16,571)	9,526	2,211
Erosion of (linkage differences on)
long-term loans and other liabilities, net	(15,804)	8,530	5,195	1,206
Increase (decrease) in liability for
employee rights, net	(3,282)	14,735	1,476	343
Increase in value of marketable securities
and deposits	(5,563)	(3,565)	(680)	(158)

Changes in operating assets and liabilities:

Decrease (increase) in trade receivables and
other accounts receivable	31,900	(22,025)	4,134	960
Decrease (increase) in inventories	8,699	54,161	(13,389)	(3,108)
Increase (decrease) in trade payables and
other accounts payable	(8,699)	27,662	114,794	26,648

	283,964	265,586	288,010	66,855

(b) Deconsolidation of previously proportionately consolidated company

Assets and liabilities of this company at date of deconsolidation:
Working capital deficiency (excluding cash and cash equivalents)	-	-	(5,833)	(1,354)
Fixed assets and investments	-	-	6,658	1,546
Long term liabilities	-	-	(6,941)	(1,611)
Carrying amount of the investment in date of
the deconsolidation	-	-	5,611	1,302

	-	-	(505)	(117)

(c) Non-cash transactions:

Sale of fixed assets on credit	2,765	21,861	-	-

Cancellation of purchase of fixed assets	2,391	-	-	-

Purchase of partner's interest in
partnership in consideration for deposit	-	6,854	-	-

Issuance of shares upon conversion of
convertible debentures	-	-	13,638	3,166

Dividend payable	-	-	39,405	9,147

The accompanying notes and the appendix are an integral part of the consolidated financial statements.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1	–	GENERAL:

a.	Nature of operations

Blue Square-Israel Ltd. (“Blue Square”) is an Israeli corporation which, independently and through its subsidiaries, operates in one business segment – the operation of chains of supermarkets in Israel. All references to the Company include, unless the context otherwise indicates, Blue-Square and its subsidiaries. The Company markets and sells a wide range of consumer products including food and beverages, apparel, pharmaceuticals, housewares and cosmetics.

b.	Acquisition of controlling interest in the Company

In April 2003, the Tel Aviv District Court announced that Bronfman-Alon Ltd. had been awarded the tender for the acquisition of the shares of the Company held by Co-Op Blue Square Services Society Ltd. (the “previous parent cooperative” or “Co-Op”). Co-Op held approximately 78% of the shares of the Company. In June 2003 the acquisition was completed.

c.	Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

d.	Definitions:

Subsidiary	–	a company over which the company has control and over 50% of the ownership, the financial statements of which have been consolidated with the financial statements of the company, which is not a proportionately consolidated company.

Proportionately consolidated company	–	a jointly controlled company, none of the shareholders of which holds exclusive control, the financial statements of which are consolidated with those of the company by the proportionate consolidation method.

Associated company	–	a company (which is not a subsidiary or a proportionately consolidated company), over whose financial and operational policy the company exerts material influence, the investment in which is presented by the equity method. Material influence is deemed to exist when the percentage holding in the said company is 20% or more, unless there are circumstances that contradict this assumption.

Investee company	–	a subsidiary, proportionately consolidated company or associated company.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1	–	GENERAL: (continued):

Related parties	–	as defined in Opinion No.29 of the Israeli Institute Of Certified Public Accountant.

Goodwill	–	the difference between the cost of the investment in the investee company and the company’s share in the fair value of the underlying assets, net of the fair value of its underlying liabilities, at time of acquisition, net of the applicable taxes.

e.	The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Israel (Israeli GAAP). Israeli GAAP vary in certain respects from those principles generally accepted in the United States of America. Information relating to the nature and the effect of such differences is presented in note 18.

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES:

The significant accounting policies which, except for the changes required by the transition to nominal financial reporting in 2004 – see a(1), were applied on a consistent basis, are as follows:

a.	Financial statements presentation basis:

The Company draws up and presents its financial statements in Israeli currency (hereafter – shekels or NIS).

Commencing 2004, the adjustment of financial statements for the effects of inflation in Israel was discontinued, and transitory provisions for financial reporting on a nominal basis began being applied, as explained below; notwithstanding the above, the comparative figures included in these financial statements are based on the adjusted for – inflation amounts previously reported:

1)	Transition to nominal financial reporting in 2004

With effect from January 1, 2004, the Company has adopted the provisions of Israel Accounting Standard No. 12 –“Discontinuance of Adjusting Financial Statements for Inflation” – of the Israel Accounting Standards Board (hereafter –the IASB) and, pursuant thereto, the Company has discontinued, from the aforesaid date, the adjustment of its financial statements for the effects of inflation in Israel.

The amounts adjusted for the effects of inflation in Israel, presented in the financial statements as of December 31, 2003 (hereafter – “the transition date”), were used as the opening balances for the nominal financial reporting in the following periods. Additions made after the transition date have been included in the financial statements at their nominal values.

Accordingly, the amounts reported in 2004 are composed as follows: amounts originating from the period that preceded the transition date are composed of their adjusted to December 2003 shekel amount, with the addition of amounts in nominal values that were added after the transition date, and net of amounts that were deducted after the transition date (the retirement of such sums is effected at their adjusted values as of transition date, their nominal values, or a combination of the two, according to the circumstances).

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

All the amounts originating from the period after the transition date are included in the financial statements at their nominal values.

2)	Comparative figures – amounts adjusted to end of 2003 shekels

Through December 31, 2003, the Company prepared its financial statements on the basis of historical cost adjusted for the changes in the general purchasing power of Israeli currency (“NIS”), based upon changes in the consumer price index (hereafter – “the CPI”, see also note 13), in accordance with pronouncements of the Institute of Certified Public Accountants in Israel (hereafter – “the Israeli Institute”). The comparative figures included in these financial statements are based on the amounts included for the prior reporting periods, as adjusted for the changes in the general purchasing power of Israeli currency, based on the consumer price index for December 2003 (the CPI in effect at the transition date).

Nonmonetary items in balance sheet were adjusted in accordance with the changes in the Israeli CPI from the date of acquisition (transaction) to December 31, 2003 (as published on January 15, 2004). Monetary items were presented in the adjusted balance sheet at their nominal value. Investments accounted for by the equity method were based on the adjusted financial statements of the investee companies.

The components of the income statements were, for the most part, adjusted as follows: the components relating to transactions carried out during the reported period – sales, purchases, labor costs, etc. – were adjusted on the basis of the index for the month in which the transaction was carried out, while those relating to nonmonetary balance sheet items (mainly – changes in inventories and depreciation and amortization) were adjusted on the same basis as the related balance sheet item. The financing component represents financial income and expenses in real terms and the erosion of balances of monetary items during the year. Group equity in the results of investee companies was based on their adjusted financial statements.

3)	The amounts of non-monetary assets do not necessarily represent realization value or current economic value, but only the reported amounts of such assets, as described in (1) above. In these financial statements, the term “cost” signifies cost in reported amounts.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

b.	Principles of consolidation:

1)	The consolidated financial statements include the accounts of the Company and its subsidiaries. The companies included in consolidation are listed in the appendix to the financial statements.

2)	In addition to the fully consolidated companies as above, the consolidated financial statements include companies under common control by the proportionate consolidation method, as prescribed by Opinion 57 of the Israeli Institute, see also note 3.

3)	Goodwill is presented in the consolidated balance sheets under “other assets” and is amortized in equal annual installments over 10 and 20 years (mainly 20 years), commencing in the year of acquisition.

4)	Intercompany balances and transactions have been eliminated.

c.	Cash and cash equivalents

The Company considers all highly liquid investments, which include short term bank deposits (up to three months from date of deposit) that are not restricted as to withdrawal or use to be cash equivalents.

d.	Marketable securities

Marketable securities are presented at market value. Changes in value are carried to financial income or expenses.

e.	Concentrations of credit risks – allowance for doubtful accounts

The Company’s sales derive from a large number of customers and the trade receivables, consist mainly of credit card companies. Accordingly, the Company’s trade balances do not represent a substantial concentrations of credit risks at December 31, 2004. Management regularly monitors the balance of trade receivables, and the financial statements include a specific allowance computed for accounts, the collectibility of which, in the view of management, is doubtful.

f.	Inventories

Inventories (mainly merchandise) are stated at the lower of cost or market, cost being determined by the “first-in, first-out” method.

g.	Investment in an associated company and in other company

1)	Investment in an associated company is accounted for by the equity method.

2)	With effect from December 31, 2002, the Company reviews whether any events have occurred or changes in circumstances have taken place, which might indicate that there has been an impairment of its investment.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

3)	Investment in other company of which the consolidation by the proportionate consolidation method has been discontinued, is presented at its carrying value as of the date of the discontinuance of its consolidation. Since the Company intends to realize this investment in the short term, the balance of this investment is presented under “other accounts receivable” (see note 15b).

h.	Fixed assets

Fixed assets are stated at cost less grants received and accumulated depreciation and amortization. Improvements are capitalized, whereas maintenance and repairs are charged to operations as incurred. Borrowing costs in respect of credit applied to finance the construction or acquisition of fixed assets incurred until construction of the fixed assets is completed – are charged to cost of such assets.

Depreciation is computed by the straight-line method over the estimated useful lives of the assets. Annual rates of depreciation are as follows:

%

Buildings	2
Furniture, equipment and installations	6 - 33 (mainly 10%)
Motor vehicles	15 - 20
Leasehold improvements	The lower of the term of the
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

i.	Deferred charges

Prepaid rental expenses and acquisition tax in respect of lease agreements are amortized over the remaining leasehold period.

Debenture issuance costs – these costs are amortized over the term of the debentures, in proportion to their outstanding balance.

j.	Convertible debentures

Convertible debentures are included on the basis of the probability of their conversion. If conversion is not probable they are recorded as liabilities at their monetary value; if conversion is probable they are presented as a separate caption between liabilities and shareholders’ equity at the higher of their monetary or nonmonetary value.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

k.	Impairment of assets

In February 2003, Accounting Standard No. 15 of the IASB, “Impairment of Assets”became effective. The Standard prescribes the accounting treatment and disclosure for impairment of assets.

This standard requires a periodic review to evaluate the need for a provision for the impairment of the Company’s non-monetary assets – fixed assets and identifiable intangibles, including goodwill, as well as investments in associated companies.

In case, there is any indication that an asset may be impaired, the Company should determine if there has been an impairment of the asset by comparing the carrying amount of the asset to its recoverable amount. The recoverable amount is the higher of an asset’s net selling price and its value in use. Value in use is the present value of estimated future cash flows expected to be generated by the continuing use of an asset and by its disposal at the end of its useful life.

If the carrying amount of an asset in the balance sheet exceeds its recoverable amount, an impairment loss should be recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount. The impairment loss is carried directly to statements of operations. Where indicators present that beneficial events have occurred or beneficial changes in circumstances have taken place, the impairment provision in respect of the asset (other than goodwill) may be cancelled or reduced in the future, so long as the recoverable value of the asset has increased, as a result of changes in the estimates previously employed in determining such value.

As permitted by Standard No. 15, the Company elected early adoption of the Standard as of December 31, 2002.

The Company evaluates impairment separately for each store or other cash-generating unit. In evaluating impairment, the Company considers corporate assets relating to the stores or other cash-generating units as well as indirect costs that are directly attributable, or that can be reasonably and consistently allocated, to the stores or to other units. Goodwill is evaluated for impairment in relation to the cash generating unit to which the goodwill can be allocated; mostly, goodwill is allocated to the operations of the Company’s principal consolidated subsidiary (Blue Square Chain Investments and Properties Ltd – “BSIP”).

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

During the years 2002-2004, the Company recorded a provisions for impairment of its property, plant and equipment, see also note 4b.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

l.	Deferred taxes

Deferred taxes are computed for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts taken into account for income tax purposes (except for temporary differences in respect of land and of fixed assets with depreciable lives in excess of 20 years that arise from adjustments for changes in the Israeli CPI) and for carryforward losses. As to the main factors in respect of which deferred taxes have been included – see note 12b. The Deferred taxes are computed at the tax rates expected to apply at the time in which those temporary differences are expected to be recovered or settled based on tax rates enacted or substantially enacted at balance sheet date. Deferred taxes are not provided with respect to taxes that would be incurred if investments in investee companies were sold, as long as it is probable that the sale of the investment is not expected in the foreseeable future. Dividends distributed from investee companies are nontaxable.

m.	Revenue recognition

Revenues from sales are recognized upon delivery of goods to the customer. Discounts, including those relating to gift certificates, are recognized as a reduction of sales upon occurrence of the related sales.

n.	Club member awards

Expenses in respect of club awards are principally recorded in cost of sales in the period during which the awards are earned through purchases by club members.

o.	Rebates from suppliers

Current rebates from suppliers are recorded in the financial statements upon receipt.

Rebates due from suppliers for which the Company has no obligation to meet specified purchasing targets, are recorded in the financial statements as purchases from these suppliers are made.

The Company is entitled to certain rebates only upon meeting specified purchasing targets, such as the fulfillment of a minimum annual purchase quota (in quantitative or monetary amounts), or an increase in purchases in comparison with purchases made in previous periods. The rebates are recognized in the financial statements as earned on a pro rata basis based on a systematic calculation of the extent to which the Company has reached the target, provided it is probable that the final target will be met and the total rebate can be reliably estimated. Estimates as to whether the final target will be met are based, among others, on past experience, the Company’s relationship with the supplier, and the amount of the anticipated purchases for the remaining period. Rebates from suppliers are presented as a reduction of inventories and cost of sales, as applicable.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

p.	Convenience translation into U.S. dollars

The financial statements as of December 31, 2004 and for the year then ended have been translated into U.S. dollars at the representative rate of exchange on December 31, 2004 (U.S. $ 1 = NIS 4.308). The translation was made solely for the convenience of the reader.

The U.S. dollar amounts presented in these financial statements should not be construed to represent amounts receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

q.	Advertising costs

Advertising costs are expensed as incurred.

r.	Dividend declared subsequent to balance sheet date

Liabilities relating to dividends declared subsequent to balance sheet date are included in the accounts for the period in which the declaration was made.

The amount declared is appropriated, however, from retained earnings, and reported as a separate item in the shareholders’ equity – “dividend declared subsequent to balance sheet date”.

s.	Earnings (loss) per share (“EPS”)

EPS is computed in accordance with guidelines prescribed in Opinion No. 55 of the Institute of Certified Public Accountants in Israel. Basic EPS is computed on the basis of the weighted average of the paid-up share capital outstanding during the year, assuming conversion of convertible securities as of the later of the beginning of the year or the date of issuance, if such conversion is probable. Diluted EPS is computed as stated above, plus the effect of the assumed conversion of those convertible securities not included in the computation of basic EPS. If the effect of the assumed conversion of convertible securities is anti-dilutive, they are not included in the computation. In 2004 the dilution effect of the assumed conversion of convertible securities was immaterial.

t.	Linked balances and balances in foreign currency

Balances in or linked to foreign currency are presented in the financial statements at the representative exchange rates prevailing on balance sheet date.

Balances linked to the Israeli CPI are based on the appropriate index for each linked asset or liability.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

u.	Derivatives

Gains and losses on derivatives that are hedging existing assets or liabilities are recognized in statements of operations commensurate with the results from those assets or liabilities.

The Company declares dividend in dollars. The Company enters into forward exchange contracts in order to hedge the amount of dividend paid from changes in the exchange rate of the dollar. Gains and losses on such derivatives are carried to the amount of dividend paid.

v.	Effect of recently issued accounting pronouncements

In July 2004, the IASB issued Israeli Accounting Standard No. 19 – “Taxes on Income”, which is based on International Accounting Standard No. 12, that prescribes the accounting treatment (recognition criteria, measurement, presentation and disclosure) required for taxes on income. This accounting standard is to be applied to financial statements covering periods commencing on, or after, January 1, 2005.

For the most part, the provisions of this standard are the same as the accounting principles that are customarily applied at present (see 1 above).

The adoption of the standard is not expected to have a material effect on the Company’s financial statements in the forthcoming periods.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3	–	INVESTEE COMPANIES:

a.	Investment in an associated company:

1)	Composition:

	December 31,
	2003	2004
	NIS in thousands

Shares:
Cost of shares	270	270
Share in undistributed profits (net of losses) accumulated
since acquisition	1,688	484

	1,958	754
Perpetual capital notes (1)	1,325	1,325
Long-term loans (2)	716	716

	3,999	2,795

(1)	Perpetual capital notes are linked to the Israeli CPI and bear interest at an annual rate of 5%.

(2)	The loans are linked to the Israeli CPI and bear interest at an annual rate of 5%. The repayment date has not yet been determined.

2)	Change during the year

NIS in thousands

Balance as of January 1, 2004	3,999

Share in losses	(1,204)

Balance as of December 31, 2004	2,795

b.	Proportionately consolidated companies:

Following are data of the jointly controlled entities (see list in appendix) – on the basis of the Company’s percentage of holding (50%) – as reflected in the Company’s consolidated financial statements:

a)	Balance sheet data:

	December 31,
	2003	2004*
	NIS in thousands

Current assets	6,952	2,281
Non-current assets	88,430	67,677
Current liabilities	13,676	2,713
Long-term liabilities	13,721	1,379

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3	–	INVESTEE COMPANIES:(continued):

b)	Operating results data:

	Year ended December 31,
	2002	2003	2004*
	NIS in thousands

Revenues	19,012	19,391	12,192
Costs and expenses	13,701	20,747	11,184

*	In May 2004, a subsidiary completed the purchase of the remaining 50% of a previously proportionately consolidated company (hereafter – Teco) share capital. Management decided that in the event it does not succeed to realize the investment in Teco by way of sale, it will act to discontinue Teco’s operation in the near future. Consequently the Company discontinued Teco’s proportional consolidation as from the second quarter of 2004. The investment in Teco is presented under “Other accounts receivable”. There is a doubt regarding Teco’s ability to continue as a going concern (see also notes 9c and 15b).

c.	Acquisition of partner’s interest in partnership

In November 2002, a subsidiary entered into an agreement with the partner of the Jerusalem Malha Shopping Center Partnership for the purchase of the partner’s 50% share in the partnership (the remaining 50% is held by the subsidiary) in consideration for approximately NIS 6,854 thousands. Implementation of the agreement was subject to the approval of the Director of the Antitrust Authority, which was obtained in March 2003. The goodwill arising from the above acquisition amounted to NIS 4.1 million.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4	–	FIXED ASSETS:

a.	Composition:

	Land and buildings including leasehold land (1)	Leasehold improvements	Furniture, equipment and installations	Motor vehicles	Total
	NIS in thousands

Cost:

Balance at January 1, 2004	1,801,252	418,748	1,216,942	20,512	3,457,454
Additions	13,331	22,523	53,753	-	89,607
Disposals	(4,127)	(9,843)	(7,702)	(583)	(22,255)
Other changes (2)	(5,631)	-	(19,826)	(191)	(25,648)

Balance at December 31, 2004	1,804,825	431,428	1,243,167	19,738	3,499,158

Accumulated depreciation and
amortization:

Balance at January 1, 2004	244,744	230,738	735,747	15,166	1,226,395
Additions	23,753	35,809	94,664	828	155,054
Eliminated on disposals	-	(8,790)	(7,379)	(583)	(16,752)
Other changes (2)	(1,018)	-	(12,866)	(104)	(13,988)

Balance at December 31, 2004	267,479	257,757	810,166	15,307	1,350,709

Impairment of fixed assets
(see b below)	(91,509)	(5,337)	(40,004)	-	(136,850)

Net book value at
December 31, 2004	1,445,837	168,334	392,997	4,431	2,011,599

Net book value at
December 31, 2003	1,469,401	173,398	425,024	5,346	2,073,169

(1)	Certain real estate assets which had been transferred to the Company from the previous parent cooperative are in the process of being registered under the name of the Company.
(2)	Changes as a result of deconsolidation of a previously proportionately consolidated company.

b.	In 2002, due to the continuing slowdown and decline in the activities of the Company’s business environment and due to the initial application of Accounting Standard No. 15 (see note 2k), the Company recorded a loss from impairment of assets in the amount of approximately NIS 141 million. During 2003, due to, among others, the closure of stores (see note 15h) and the continuing economic slowdown, the Company recorded a net loss from impairment of assets of approximately NIS 41.6 million. This impairment loss is net of a reduction of the impairment provision, recorded during 2002, in the approximate amount of NIS 21 million. The change in the impairment provision in 2003 reflects updated operating and forecasted results of the Company’s management regarding various assets.

During 2004, the Company has recorded an impairment loss provision of NIS 5.5 million (see note 15h). This impairment loss is net of a reduction of the impairment provision, recorded during 2003 and 2002, in the approximate amount of NIS 27.6 million. The reduction of the impairment provision in 2004 was due to improvement in results relating to certain stores.

The impairment loss is included in other expenses in the statements of operations.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4	–	FIXED ASSETS:(continued):

In calculating the impairment in 2004, based on discounted expected future cash flows, the Company used a discount rate of 8% (before tax), which was determined, among others, by an independent expert (2003 – 8%, 2002 – 10%).

The balance of the provision for impairment as of December 31, 2004 and 2003, is after a reduction for depreciation in correspondence with the depreciation of the related assets and after elimination of the portion of the provision relating to assets that were disposed of during the year.

c.	Additional details:

1)	Composition of net book value of land and buildings as of December 31, 2004:

NIS
In thousands

Ownership	634,760

Capitalized leaseholding from Israel Land Administration for periods ending 2020-2080 (including the option period which is relevant for
some of the lands)	811,077

1,445,837

2)	Part of the ownership rights and leasehold rights has not been technically recorded by the name of the companies.

d.	As to liens placed on assets, see note 11.

NOTE 5	–	OTHER ASSETS:

	December 31,
	2003	2004
	Unamortized balance	Cost	Accumulated amortization	Unamortized balance
	NIS in thousands

Goodwill	82,535	110,163	33,498	76,665

Debenture issuance expenses	3,244	3,368	724	2,644
Prepaid rental expenses and
acquisition tax	5,928	35,995	34,518	1,477
Deferred taxes (see Note 12b)	44,566	19,614	-	19,614

	53,738	58,977	35,242	23,735

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6	–	LONG-TERM LOANS FROM BANKS:

a.	Composition:

	Annual interest rate	December 31,
		2003	2004
	%	NIS in thousands

In foreign currency-
Swiss Frank	1.8	-	49,482
In Israeli currency:
Linked to the Israeli CPI (3)	5.2 (1)	241,734	228,897
Not linked (2)		217,498	248,513

		459,232	526,892

Less - current maturities		173,148	136,517

		286,084	390,375

(1)	Average rate as of December 31, 2004.

(2)	As of December 31, 2004 includes approximately NIS 172 million at variable interest (average annual rate as of December 31, 2004 – 5%). The balance of approximately NIS 76 million is at a fixed annual interest rate of 6.8%.

(3)	As to the interest rate swap agreements that the Company entered into regarding these loans, see note 14c.

b.	The long-term loans are repayable in the years subsequent to the balance sheet date as follows:

	December 31
	2003	2004
	NIS in thousands

First year - current maturities	173,148	136,517
Second year	115,279	227,786
Third year	156,678	135,506
Fourth year	14,127	14,583
Fifth year	-	8,333
Sixth year and thereafter	-	4,167

	459,232	526,892

c.	As to collateral with respect to long-term loans - see note 11.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7	–	DEBENTURES AND CONVERTIBLE DEBENTURES:

a.	In August 2003, the Company issued to institutional investors NIS 400 million par value debentures in consideration for their par value as follows:

(1)	200 million registered debentures (Series A) of NIS 1 par value each

These debentures are linked (principal and interest) to the Israeli CPI, but in the event the Israeli CPI is less than the base index (index known at date of issuance), the amount of the debentures will not be adjusted below the base index. The principal is repayable in three equal annual installments on August 5 of each of the years 2012 to 2014, and bears interest at the rate of 5.9% per annum. The interest is payable semiannually on February 5 and on August 5.

Notwithstanding the above, on August 5 of each of the years 2006, 2008 and 2010, the holders of the debentures will be entitled to early redemption of the principal provided that on each of the said dates the Company does not repay more than one third of the par value of the debentures outstanding as of that date.

(2)	200 million registered convertible debentures (Series B) of NIS 1 par value each

These debentures are linked (principal and interest) to the Israeli CPI, but in the event the Israeli CPI is less than the base index (index known at date of issuance), the amount of the debentures will not be adjusted below the base index. The principal is repayable in three equal annual installments on August 5 of each of the years 2007, 2009 and 2011, and bears interest at the rate of 5.9% per annum. The interest is payable semiannually on February 5 and on August 5.

The debentures (Series B) are convertible to ordinary shares of the Company at a conversion ratio that is subject to adjustments in the event of distribution of bonus shares and cash dividends and the issuance of rights. As of December 31, 2004 the conversion ratio is that each NIS 35.2 par value of debentures are convertible to one ordinary share of 1 NIS par value. The aforementioned conversion ratio is after adjustment for cash dividends distributed since the date of issuance of the debentures (Series B) until balance sheet date. Subsequent to balance sheet date, on January 24 2005, the Company distributed a dividend in the amount of U.S. $ 9,046 thousands, which was declared in December 26, 2004 (see Note 10c). Accordingly, on that date the conversion ratio was reduced so that each NIS 34.2 par value of debentures is convertible to one Ordinary shares of 1 NIS par value.

The terms of the debentures provide that the holders of the debentures will not be entitled to request the Company to register for trading on the New York Stock Exchange any shares derived from the conversion of the debentures (Series B). Such shares will be traded only on the Tel Aviv Stock Exchange (TASE).

During 2004, Company debentures with a par value of approximately NIS 13,807 thousand were converted into 382,336 ordinary shares.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7	–	DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

b.	Other terms:

(1)	The terms of the debentures (Series A and Series B) provide that in the event that the shares of the Company are delisted from trading on the TASE, and/or in the event that the shares of the Company are no longer held by the public and/or in the event that Maalot The Israeli Securities Rating Company Ltd. (“Maalot”) reduces the Company’s rating to BBB or lower, then within three months from one of the abovementioned events the Company, subject to the then prevailing law, will offer to acquire the debentures at a price equivalent to the price of debentures of the same type reflecting a return of 2.5% in excess of the return on Government debentures with an average life similar to the remaining average life of the debentures of that series as of the date of the offer, but in no event will the price exceed the carrying value of the debentures of that series.

(2)	In connection with the rating for the said debentures by Maalot, in July 2003 the Board of Directors of the Company resolved that the Company will not distribute dividends in quarters in which the Company does not meet the following financial covenants:

a)	For the period from date of issuance of the debentures until June 30, 2006, the ratio between the Company’s monetary liabilities (as defined by Maalot) and the cumulative EBITDA in the preceding four quarters will be less than 3.5, and for the period from the aforementioned date, the ratio will be less than 3.

b)	The ratio between the carrying amount of fixed assets on which a lien is not recorded and the Company’s monetary liabilities (as defined by Maalot) will exceed 1.2.

As of December 31, 2004, the Company meets the aforementioned financial covenants.

NOTE 8	–	LIABILITY FOR EMPLOYEE RIGHTS NET OF AMOUNT FUNDED

a.	Severance pay

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

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8	–	LIABILITY FOR EMPLOYEE RIGHTS NET OF AMOUNT FUNDED (continued):

b.	Compensation for unutilized sick leave

Pursuant to agreements signed between the Company and its employees, the employees are entitled each year to 30 days of sick leave, the rights to which accumulate under certain conditions.

The accrual for unutilized sick leave included in the financial statements is based on an independent actuarial calculation (which takes into account estimated employee turnover, future wage levels, etc.)

c.	The balance sheet liability for employee rights upon retirement, and the amount funded with severance pay funds, are composed as follows:

	December 31,
	2003	2004
	NIS in thousands

Accrued severance pay	25,983	24,368
Less - amounts funded	14,602	14,643

	11,381	9,725
Provision in respect of unutilized sick leave	14,218	17,169

	25,599	26,894

The companies may only make withdrawals from the severance pay funds for the purpose of paying severance pay.

NOTE 9	–	CONTINGENT LIABILITIES AND COMMITMENTS:

a.	Contingent liabilities:

1.	On April 17, 1999, an inquiry was conducted at the Company’s offices by representatives of the Antitrust Authority. To the best of the Company’s knowledge, the inquiry was conducted in connection with an investigation of a suspicion of restrictive trade arrangements between major supermarket chains and the large suppliers. In addition, the Company’s former CEO and other senior officers of the Company were investigated.

On January 5, 2005, the Director of the Antitrust Authority (“the Director”) published the findings of the investigation and the final position of the Antitrust Authority, following his examination of all the arguments brought before him.

In this report, the Director stated his position regarding the fact that there were restrictive trade practices that pose a real threat to competition and that such practices should be discontinued, except where approved by the Restrictive Trade Practices Court or where exempted by the Director himself.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9	–	CONTINGENT LIABILITIES AND COMMITMENTS (continued):

Further to the above, the Director of the Antitrust Authority has decided to take the following operative measures in order to enforce the law:

a.	1)	The legal department of the Antitrust Authority shall bring legal proceedings against anyone who is a party to clear breaches of the law.

2)	Should it prove necessary, prospective legal measures such as injunctions and issuing directives to monopoly holders will be taken.

b.	The suppliers and the chains involved shall be ordered to present the agreement and arrangements they have made with each other in relation to 2004, in order to ensure that the prohibited practices have ceased and that the recommendation of the Director have been implemented.

c.	All the agreements between the dominant suppliers and the other supermarkets (that are not among the major food chains) will also be examined.

Among the matters covered within the framework of the directives issued by the Director of the Antitrust Authority, the Director has determined that: arrangements that determine the suppliers, their identity and their number, arrangements for the management of product categories in conjunction with suppliers, arrangements regarding the retail selling price, arrangements for determining market shares and charges made by the chains in respect of local competition, are restrictive practices.
With regard to display areas, financial benefits to the chains and special offers – limits have been prescribed.
Regarding the use of suppliers’ staff to stock merchandise on the shelves of the chains’stores, the Director has expressed his opinion that such existing practices fall within the definition of a restrictive trade practice. Accordingly, a six-month reorganization period has been set for the discontinuance of such practices or for obtaining appropriate approvals.
The Director has permitted the exchange of information, so long as this is done on a transparent and equal basis.
At a later stage, the Director stated his position that these directives constitute a position paper, which is intended to provide the direction concerning the normative status of various practices. The Director emphasized that this document does not have normative status.
The Company has been applying most of these directives for some time already, inter alias by means of an internal enforcement program that was adopted by the Company. This notwithstanding, the Company is reviewing the Director’s directives and shall act in accordance with a legal opinions that is to be obtained. The Director of the Antitrust Authority Findings do not refer specifically to the Company.

2.	In 2002, the Director announced that the arrangements relating to the gift certificates issued by the Company and other supermarket chains apparently constitute a restrictive arrangement pursuant to the Antitrust Law.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9	–	CONTINGENT LIABILITIES AND COMMITMENTS (continued):

Management cannot presently determine the impact, if any, of the aforementioned announcement on the Company’s business. Following the announcement, the Company ceased issuing the gift certificates jointly with other chains and is presently issuing its own gift certificates.

3.	In March 2003, the Antitrust Authority notified the Company that a previous arrangement between a subsidiary and another party with respect to a partnership at the Malha Shopping Center branch constitutes a restrictive arrangement. Prior to the aforementioned notification, the partnership was dissolved, through the subsidiary’s acquisition of the other party’s share of the partnership (approval for the acquisition was given by the Director – see Note 3c). Management of the Company and its legal advisors, are presently unable to estimate the effect of the notification of the Authority and its ultimate outcome.

4.	On April 9, 2003, a suit for NIS 320 million was filed against the Company and three other supermarket chains at the Tel Aviv District Court, together with an application for the suit to be recognized as a class action. The suit stipulated that the portion of the suit attributable to the Company amounts to approximately NIS 108 million.

The plaintiff is claiming compensation from the Company and the other supermarket chains for overcharges that result from the weighing of products in bulk, together with the packaging materials.

According to the plaintiff, the customer is charged an aggregate amount that includes a charge for the packaging materials, which charge, the plaintiff alleges, is illegal.

In August 2004, a settlement was reached, according to which, the defendants have committed to take certain measures (deducting the packaging weight in case it’s over 10 gr or posting appropriate explanatory signs) as stipulated in the settlement agreement. In addition the Company paid the petitioner a compensation of approximately NIS 184,000.

5.	In June 2003, a petition to approve a class action suit in the aggregate amount of NIS 25 million was filed against the Company and certain investees in the Tel Aviv District Court. The petitioner is claiming damages allegedly incurred in respect of the unlawful rounding of amounts due from customers for products sold by weight in the stores of the companies.

On April 13, 2004 the Tel Aviv district court dismissed the request to recognize this claim as a class action suit. Following the dismissal of the claim by the district court, the plaintiff has appealed to the Supreme Court. After consulting its legal advisors, management believes that there is little likelihood that the appeal will be accepted, and accordingly, no provision with respect to this matter has been made in the financial statements.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9	–	CONTINGENT LIABILITIES AND COMMITMENTS (continued):

6.	The Company’s supermarkets in Israel require operating permits from local municipal authorities, the granting of which are conditional upon obtaining the prior approval of various agencies, including the Ministries of Health and Environment and the Police and Fire Departments. Certain of these permits were issued in the name of other entities other than the Company. Also, certain of the Company’s stores have not yet been issued permits or their permits have expired and require renewal. In the event that the Company is unable to obtain the required permits, it may be required to close the affected stores or take other action. However, the Company does not anticipate that not obtaining the necessary permits will have a material adverse effect on its business.

7.	In November 2001, a claim was filed against the Company, the Company for Drink Containers Collection Corporation Ltd., and other supermarket chains in connection with fulfillment by these defendants of provisions of the Law for Deposits on Beverage Containers, 1999 (which became effective on October 1, 2001). The plaintiffs have requested approval of the claim as a class action in the amount of approximately NIS 250 million. On January 13, 2003, the Tel Aviv District Court dismissed the request to recognize the said claim as a class action. The plaintiffs have appealed to the Supreme Court. After consulting its legal advisors, management believes that there is little likelihood that the appeal will be accepted, and accordingly, no provision with respect to this matter has been made in the financial statements.

8.	Other claims have been filed against the Company in respect of various matters which arose in the ordinary course of business and legal proceedings in respect thereof are under way. Management of the Company believes, based upon the opinions of the legal advisers handling the claims, that the amounts provided in the financial statements are sufficient under the circumstances and the final outcome of these claims will not have a material adverse effect on the Company’s results of operations or financial position.

9.	In February 2004, the Company received tax assessments for the years 1999-2001, according to which the Company is required to pay approximately NIS 8 million. These assessments relate to the non-deductibility of certain expenses that were claimed by the Company. Management of the Company disagrees with the standpoint of the tax authorities and submitted an objection to these assessments. In management’s opinion, the Company will not be required to pay material amounts, if any, in connection with these assessments, in excess of the accruals included in the financial statements.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9	–	CONTINGENT LIABILITIES AND COMMITMENTS (continued):

b.	Commitments:

1.	Stores that are operating by the Company are leased under non-cancelable long-term operating leases, mostly with renewal options. Rent expense under these leases amounted to NIS 85 million, NIS 95 million, and NIS 100 million for the years ended December 31, 2002, 2003 and 2004, respectively.

Future minimum payments under non-cancelable operating leases for the years subsequent to December 31, 2004, are as follows:

NIS in thousands

First year	114,049
Second year	115,266
Third year	108,592
Fourth year	93,253
Fifth year	80,431
Sixth year and thereafter	346,905

858,496

2.	On October 1, 2001, the Law for Deposits on Beverage Containers, 1999 (the “law”), became effective. The Company and other supermarket chains have entered into an agreement with producers and importers of beverages to establish a recycling entity whose purpose is to set up and operate a mechanism to implement the provisions of the Law regarding refunds of deposits, collection of beverage containers and their recycling. The Company has provided a guarantee for the benefit of the recycling entity in the amount of NIS 333,000.

In January 2003, the Company disassociated from the Company for Drink Containers Collection Corporation Ltd. after giving notification of its decision to disassociate from the corporation.

3.	As of December 31, 2004, the Company has entered into agreements for the purchase of real estate and equipment, in the aggregate amount of approximately NIS 12 million.

c.	Guarantees:

1.	A subsidiary has provided a bank guarantee for a third party in the amount of NIS 0.7 million.

2.	As of balance sheet date, a subsidiary granted to an associated company guarantees in respect of liabilities of the associated company to banks in the amount of NIS 1.1 million.

3.	The Company has provided bank guarantees to suppliers and customers in an aggregate amount of approximately NIS 3.8 million.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9	–	CONTINGENT LIABILITIES AND COMMITMENTS (continued):

4.	A subsidiary has provided a standing guarantee letter in an unrestricted amount, to guarantee Teco’s entire obligations and liabilities to the bank. As of December 31, 2004, Teco’s liabilities to the bank is approximately NIS 11 million, see also note 3b.

NOTE 10	–	SHARE CAPITAL:

a.	Composed as follows:

	Authorized	Issued and paid
	December 31	December 31
	2004 and 2003	2004	2003
	Number and NIS in thousands

Ordinary shares of
NIS 1 par value	100,000	38,782	38,400

b.	In July 1996, the Company completed a global offering of 6,900,000 American Depositary Shares (“ADS”), each ADS representing one Ordinary share, at a price per share of $ 11. In addition, in June 1999, 1,500,000 ADS were issued upon the exercise of stock options.

The ADS are traded on the New York Stock Exchange (NYSE) and on the International Stock Exchange in London (SEAQ). The issued shares represent as of December 31, 2004 and 2003 21.6% and 21.9% of the outstanding Ordinary Shares of the Company, respectively. As of December 31, 2004 the shares are quoted at $9.76 per ADS share.

Commencing in November 2000, the Company’s shares have also been listed for trading on the Tel Aviv Stock Exchange. As of December 31, 2004 the shares are quoted at NIS 42.85 per ordinary share.

c.	Dividends

In January 2004, the Company declared and paid a dividend in the amount of U.S.$ 45 million (U.S.$ 1.18 per Ordinary share or ADS)

In June 2004, the Company declared and paid a dividend in the amount of U.S.$ 11.6 million (U.S.$ 0.3 per Ordinary share or ADS)

Subsequent to balance sheet date, in January 2005, the Company distributed a dividend in the amount of approximately U.S. $ 9 million (U.S. $ 0.23 per Ordinary share or ADS) which dividend was declared in December 26, 2004.

As to restriction on dividend distribution, see note7b(2).

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11	–	LIENS:

a.	As collateral for liabilities to banks, a proportionately consolidated company has registered fixed and floating charges on their land, goodwill, rights to insurance and share capital. As of December 31, 2004, company’s share in the balance of liabilities collateralized amounts to NIS 1.1 million.

b.	To secure liabilities of a subsidiary previously proportionately consolidated company in respect of benefits received in the framework of investments in its Approved Enterprise, the above-mentioned company fixed charges on the machinery, equipment and insurance rights in favor of the State of Israel (total investment grants received amount to approximately NIS 2.3 million).
In addition the aforementioned subsidiary registered fixed and floating charges on all of their current assets, fixed assets, goodwill, rights to insurance, receivables from credit companies and share capital to secure its liabilities to banks. As of December 31, 2004 these liabilities amount to NIS 11.2 million.

c.	Regarding financial covenants in respect of debentures – see Note 7b(2).

NOTE 12	–	TAXES ON INCOME:

a.	Corporate taxation in Israel

1.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (hereafter –the inflationary adjustments law)

Under the inflationary adjustments law, results for tax purposes are measured in real terms, having regard to the changes in the CPI. The Company and most of its subsidiaries are taxed under this law.

2.	Tax rates

The income of the Company and its subsidiaries is taxed at the regular rate. Through to December 31, 2003, the corporate tax was 36%. In July 2004, an amendment to the Income Tax Ordinance was enacted. One of the provisions of this amendment is that the corporate tax rate is to be gradually reduced from 36% to 30%, in the following manner: the rate for 2004 will be 35%, in 2005 – 34%, in 2006 – 32%, and in 2007 and thereafter – 30%. The effect of the change in the tax rates in the coming years on the deferred tax balances is included under the item “taxes on income” in the consolidated statements of operations – see note d below.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12	–	TAXES ON INCOME (continued):

b.	Deferred taxes

1)	The composition of the deferred taxes, and the changes therein during the year, are as follows:

	In respect of balance sheet items
	Depreciable Fixed assets and deferred charges	Provisions for employee rights	In respect of carryforward tax losses and Deduction	Total
	N I S i n t h o u s a n d s

Balance at January 1, 2003	(10,569)	31,193	-	20,624
Changes in 2003 -
Amounts carried to income	(4,950)	4,074	17,447	16,571

Balance at December 31, 2003	(15,519)	35,267	17,447	37,195

Changes in 2004 -
Amounts carried to income	(1,305)	(8,612)	391	(9,526)

Balance at December 31, 2004	(16,824)	26,655	17,838	27,669

2)	Deferred taxes are presented in the balance sheets as follows:

	December 31
	2003	2004
	NIS in thousands

Other accounts receivable	7,951	22,631
Other assets	44,566	19,614
Long-term liabilities	(15,322)	(14,576)

	*37,195	*27,669

* Realization of this deferred tax balance is conditional upon earning, in the coming years, taxable income in appropriate amounts.

The deferred taxes are computed at the tax rates of 30%-34%.

c.	As of December 31, 2004 the Company and its subsidiaries have operating tax loss carryforwards of approximately NIS 54 million. In addition, the Company and its subsidiaries have capital loss tax carryforwards of approximately NIS 22 million. The tax benefit in respect of operating tax loss carryforwards amounting to NIS 0.6 million and in respect of all of the capital tax loss carryforwards has not been recorded due to uncertainty of their realization.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12	–	TAXES ON INCOME (continued):

d.	Taxes on income included in the statements of operation:

	Year ended December 31,
	2002	2003	2004
	NIS in thousands

In respect of the reported year:
Current	75,269	28,545	32,143
Deferred:
In respect of changes to tax rates,
See 12 a (2) above	-	-	1,666
In respect of the reporting period	(33,886)	(16,571)	7,114
Tax expense (benefit) in respect of prior
Years:
Current	695	(3,529)	(439)
Deferred	-	-	746

	42,078	8,445	41,230

Current taxes are computed in 2002 and 2003 at a tax rate of 36%; in 2004 – 35% (see 12 a (2) above).

e.	Effective tax:

Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see 12a(2). above), and the actual tax expense:

	Year ended December 31,
	2002	2003	2004
	NIS in thousands

Income before taxes on income, as reported in
the statements of operations	55,635	11,509	116,537

Theoretical tax expense	20,028	4,143	40,788
Increase (decrease) in taxes resulting from:
Nondeductible amortization and impairment losses
in respect of goodwill and fixed assets	18,067	7,892	483
Losses for which no tax benefit has been
recorded (utilization of tax benefits not
previously recorded), net	539	(3,395)	399
Tax expense (benefit) in respect of prior years	695	(3,529)	307
Increase (decrease) in taxes resulting from
adjustment to deferred tax balances due to
changes in tax rates, see 12 a (2) above	-	-	(1,666)
Nondeductible expenses and other, net	2,749	3,334	919	*

Income tax expense	42,078	8,445	41,230

* Including decrease in taxes in the amount of NIS 2,973 thousands regarding difference between the measurement of income reported for tax purposes (which is calculated in real terms on the basis of changes in the CPI) and the basis of measurement of income for financial reporting purposes (in nominal values, commencing from January 1, 2004).

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12	–	TAXES ON INCOME (continued):

f.	Tax assessments:

Blue Square has received final tax assessments, or assessments deemed to be final, for tax years through 1998. Regarding tax assessments for the years 1999 – 2001, see note 9a(9). Some of the principal subsidiaries have received final assessments for tax years through 2001. For some of the subsidiaries, no final tax assessments have been received since their inception.

NOTE 13	–	LINKAGE OF MONETARY BALANCES:

a.	As follows:

	December 31, 2004
	In, or linked to, foreign currency
	Dollar	Other	Linked to the CPI	Unlinked
	NIS in thousands

Current assets:
Cash and cash equivalents	1,650	2,752	-	42,957
Trade receivables	-	-	-	483,524
Other accounts receivable			56,262	50,889
Investments and long-term receivables	-	-	2,041	-

	1,650	2,752	58,303	577,370

Current liabilities:
Short-term credit from banks	-	-	-	24
Trade payables	3,512	-	-	834,245

Other accounts payable and accrued
Expenses	38,971	-	6,517	325,097
Long-term liabilities:
Long-term loans from banks (including current
maturities)	-	49,482	228,897	248,513
Debentures	-	-	200,000	-
Convertible debentures	-	-	186,193	-

	42,483	49,482	621,607	1,407,879

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13	–	LINKAGE OF MONETARY BALANCES (continued):

b.	Data regarding the exchange rate and the CPI:

	Exchange rate of one U.S. dollar		Exchange rate of one euro		CPI*

At end of year:
2004	NIS	4.308	NIS	5.877	107.4	points
2003	NIS	4.379	NIS	5.533	106.2	points
Increase (decrease) during the year:
2004	(1.6)%		6.2%		1.2%
2003	(7.6)%		11.3%		(1.9)%
2002	7.3%		27.2%		6.5%

*	Based on the index for the month ending on each balance sheet date, on the basis of 2000 average = 100.

NOTE 14	–	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

a.	Concentration of credit risks

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade receivables.

The group’s sales derive from a large number of customers and the trade receivables consist mainly of credit card companies. Management regularly monitors the balance of trade receivables, and the financial statements include a specific allowance computed for accounts, the collectibility of which, in the view of management is doubtful. Accordingly, the group’s trade balances do not represent a substantial concentrations of credit risk at December 31, 2004.

b.	Fair value of financial instruments

The carrying value of cash and cash equivalents, receivables, other current assets, long-term liabilities, payables and accrued expenses equals or approximates their fair value. The fair value of loans from banks and debentures also approximates their fair value because they bear interest at rates that approximate market rates.

c.	Derivative financial instruments

As of December 31, 2004, the Company had outstanding hedging derivatives, as follows:

1.	Forward exchange contracts for the acquisition of approximately $ 9 million until January 24, 2005, at the rate of NIS 4.3484.

2.	Linkage to the Israel CPI’s swap contract in respect of long term loans (see note 6a), the balance of the principal of which is NIS 390 million for periods of up to 1 year, under which it receives a fixed rate range of Israeli CPI of 1.15%-1.35%.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15	–	SUPPLEMENTARY FINANCIAL STATEMENTS INFORMATION:

Balance sheets:

a.	Trade receivables:

	December 31,
	2003	2004
	NIS in thousands

Credit card receivables	472,934	432,446
Open accounts and checks receivables	59,248	73,460

	532,182	505,906
Less - allowance for doubtful accounts	19,210	22,382

	512,972	483,524

b.	Other accounts receivable:

Deferred income taxes (see note 12b)	7,951	22,631
Prepaid expenses	18,033	15,510
Government agencies	46,833	55,812
Receivables from sale of fixed assets	21,861	12,553
Investment in previously proportionately consolidated
company	-	386
Other	24,084	38,400

	118,762	145,292

c.	Inventories:

Merchandise	268,897	285,673
Parts, raw materials and supplies	7,216	2,369

	276,113	288,042

d.	Short-term credit from banks:

1. composed as follows:

Short-term credit from banks:
Not linked	6,653	24
In Japanese Yen	32,720	-
Current maturities of long-term Loans	173,148	136,517

	212,521	136,541

2.	As to collaterals with respect to short-term credit from banks, see note 11.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15	–	SUPPLEMENTARY FINANCIAL STATEMENTS INFORMATION (continued):

e.	Other accounts payable and accrued expenses:

	December 31,
	2003	2004
	NIS in thousands

Payroll and related expenses and
other employee benefits	145,166	110,596
Previous parent cooperative *	2,618	-
Government authorities	9,820	10,837
Customer advances	103,385	109,589
Accrued expenses and other	100,934	100,592

	361,923	331,614

*	The balance unlinked and bears variable interest. The average annual interest rate in 2003 was 6.0%.

Statements of operations:

f.	Selling, general and administrative expenses:

	Year ended December 31,
	2002	2003	2004
	NIS in thousands

Includes advertising	39,286	42,957	35,234

g.	Financial income (expenses), net: *)

In respect of:
Long-term loans and debentures	(14,965)	(47,217)	(59,494)
Short-term credit, net	(1,405)	(3,710)	(2,839)
Increase in value of marketable securities and
short-term deposits, net	12,766	14,082	4,760
Purchasing power gain (loss) in respect of other
monetary items and others, net	19,504	(11,968)	(517)

	15,900	(48,813)	(58,090)

*) Net of borrowing costs capitalized to cost of
fixed assets	3,925	1,956	-

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15	–	SUPPLEMENTARY FINANCIAL STATEMENTS INFORMATION (continued):

h.	Other expenses, net:

	Year ended December 31,
	2002	2003	2004
	NIS in thousands

Compensation and employee benefits (3)	-	(63,900)	-
Termination benefits in respect of efficiency
plan (2)	-	(26,084)	(4,740)
Gain (loss) from sale of fixed assets, net	20	666	(1,179)
Impairment of assets (1)(2)	(141,111)	(43,581)	(8,375)
Costs in respect of closure of stores (lease
termination costs and other)	(22,080)	(5,649)	(1,815)
Employee rights in respect of prior years (4)	(10,833)	-	-
Compensation of termination of private label
franchise	-	-	(4,542)
Other, net	-	1,936	1,058

	(174,004)	(136,612)	(19,593)

(1)	Mainly impairment losses in respect of fixed assets, see Note 4b.

(2)	As a result of adoption of an efficiency plan by the Company that includes termination of employees and closure of a number of unprofitable stores, the Company’s consolidated statement of operations for the year ended December 31, 2003 includes expenses in an amount of approximately NIS 26 million in respect of termination benefits and approximately NIS 23.5 million in respect of impairment of fixed assets relating to closure of unprofitable stores (impairment loss included in the above caption – “impairment of fixed assets”). In 2004 the Company has recorded additional amount of approximately NIS 4.7 million in respect of the abovementioned efficiency plan.

(3)	Following the change in the control of the Company, agreements were reached between the Company and its employees and management pursuant to which the employees are entitled to receive certain bonuses and additional future benefits, which include a bonus equivalent to 1% of the amount of every dividend to be distributed by the Company to its shareholders, up to a maximum cumulative dividend distribution of U.S.$250 million. It was also agreed that in the event the Company makes another public offering of its shares, the Company will offer to the employees to purchase up to 10% of the shares offered to the public at a price not exceeding 80% of the minimum offering price. In the event that convertible securities will be offered, the employees will be entitled to a discount of 20% from the exercise price or the rate of conversion. In the event shares are offered to the public together with other securities, employees will be entitled to a discount of 20% only on the offering price of the shares.

As a result of the abovementioned agreements, the Company recorded an expense of approximately NIS 63.9 million (before income taxes and minority interest) in respect of the aforementioned compensation and benefits to which the employees are entitled.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15	–	SUPPLEMENTARY FINANCIAL STATEMENTS INFORMATION (continued):

(4)	The Company and the previous parent cooperative had different interpretations in respect of the payment of certain benefits amounting to NIS 11 million for employees previously employed by the parent cooperative and transferred to the Company. As previously agreed by the parties in respect of such matters, this issue had been submitted to arbitration. In March 2003, the arbitrator decided that the above-mentioned amount is payable in its entirety by the Company. Accordingly, the expense was included in the statement of operations for 2002 in other expenses (see Note 15h).

NOTE 16	–	TRANSACTIONS WITH RELATED PARTIES:

a.	Previous parent cooperative:

	Year ended December 31,
	2002	2003	2004
	NIS in thousands

Financial expenses	1,150	254	-

Rent expense	1,351	774	-

Management fees *)	2,443	1,003	-

*)	Management fees related to the period until June 2003 were charged according to agreement with the previous parent cooperative.

Transactions with a previous parent cooperative involving investment and fixed assets were recorded at the carrying amount of such assets; the results of differences were credited to additional paid in capital.

b.	In 2002, the Company assumed the liability of a former related party in connection with a previously joint club award program of the Company and the former related party. In consideration for the assumption of the liability, the Company received NIS 5 million from the former related party.

c.	Bronfman – Alon Ltd. (the parent company) and other related parties:

	Year ended December 31,
	2002	2003	2004
	NIS in thousands

Purchase of merchandise	-	7,215	17,940
Management fees	-	1,160	-
Directors' fees (1)	-	584	1,008
Legal consulting	-	21	130
Consulting (2)	-	-	1,075
Purchase of fuel products (3)	-	1,850	4,932
Commissions (4)	-	-	(727)

1)	Represents payments to Bronfman – Alon in respect of directors’ fees for two directors of the Company and its subsidiary, in accordance with an agreement providing that each of the directors are entitled to monthly remuneration in the amount of NIS 42 thousand.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16	–	TRANSACTIONS WITH RELATED PARTIES (continue):

2)	Represent payments to S. Zohar in respect of consulting agreement signed on June 2003. Since March 2004, S. Zohar became a director of the Company and so the amount recorded above represents the fee payment as explained.

3)	The Company and its subsidiary signed agreements to purchase from related parties fuel products and merchandise at market prices. Also, the companies entered into agreements according to which related parties will operate fast food services in their stores in consideration for a percentage of revenues described in the agreements.

4)	In January 2004 the shareholders of the Company approved an agreement according to which the Company will provide to a related party purchasing and supply services for stores operated by the related party. In consideration for these services, the Company is entitled to payment equivalent to the cost of the services provided with the addition of a margin as stated in the agreement.

d.	Most of the agreements between the Company and its subsidiaries are based on a long term arrangements. The Company’s examination of these agreements has revealed that some of them have to be renewed or extended. The Company intends to secure required approvals from the audit committee or Board of Directors and if required general shareholders meeting, as soon as possible.

NOTE 17	–	SUBSEQUENT EVENTS:

a.	On February 15 2005, the Company signed an agreement for the purchase of 50% of the holdings of Hamachsan Hamerkazi Kfar Hasha’ashuim LTD, in consideration for 3.2 million NIS for the shares and 21.8 million NIS as a shareholder loan.
The agreement is subject to satisfaction of different closing conditions, including the Israel Antitrust Authority approval.

b.	In January 2005, the Company distributed a dividend in the amount of approximately U.S. $ 9 million (U.S $ 0.23 share or ADS) which was declared in December 26, 2004.

c.	On March 20, 2005, the Board of Directors of “BSIP” declared a dividend in cash in the amount of NIS 80 million.
The minority’s interest in the abovementioned dividend amount to approximately NIS 15 million.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18	–	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A

a.	The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in Israel (Israel GAAP), which vary in certain respects from accounting principles generally accepted in the United States (U.S. GAAP), and as allowed by item 17 to Form 20-F, as described below:

1.	Effect of inflation

In accordance with Israeli GAAP, until December 31, 2003, when the adjustment of financial statements for the effects of inflation in Israel was discontinued, the group comprehensively included the effect of the changes in the general purchasing power of Israeli currency in its financial statements, as described in note 2a above. In view of the inflation in Israel, this was considered a more meaningful presentation than financial reporting based on historical cost.

As explained in note 2a above, the amounts adjusted for the effects of inflation in Israel, presented in the financial statements as of December 31, 2003 (hereafter – “the transition date”), were used as the opening balances for the nominal financial reporting in the following periods. As a result, amounts reported in 2004 for non-monetary items that originated before the transition date are based on their adjusted December 2003 shekel balance.

As allowed by the SEC, the adjustments to reflect the changes in the general purchasing power of Israeli currency, have not been reversed in the reconciliation of Israeli GAAP to U.S. GAAP.

2.	Proportionate consolidation

Under Israeli GAAP, jointly controlled entities are included in the Company’s consolidated financial statements according to the proportionate consolidation method.

Under U.S. GAAP, investments in jointly controlled entities are accounted for by the equity method. Pursuant to the Securities and Exchange Commission requirements applicable to foreign private issuers, the Company is not required to disclose the differences in classification that result from using proportionate consolidation. For the Company’s share in assets, liabilities, revenues and expenses of jointly controlled companies consolidated by the proportionate consolidation method, see Note 3b.

3.	Deferred income taxes

Under Israeli GAAP, deferred income taxes are not provided for differences between the financial reporting and income tax basis of land and of fixed assets with depreciable lives in excess of 20 years that arise from adjustments for changes in the Israeli CPI.

Under U.S. GAAP, deferred taxes are provided on all such differences between the financial reporting and income tax basis of land and fixed assets.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18	–	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A (continued):

4.	Liability for employee rights, net of amount funded

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

See Note 8c for the presentation in the Company’s balance sheet.

5.	Earnings (loss) per share

According to Israeli GAAP, the dilutive effect of convertible securities is included in the computation of basic earnings (loss) per share if their exercise or conversion is considered to be probable, even if their effect is antidilutive. Calculation of the probability is based on the ratio between the market price of the shares and the present value of the payments for conversion of the debentures into shares. According to US GAAP, basic earnings (loss) per share exclude all dilutive securities.

The above difference did not have an effect on the computation of earnings (loss) per share for 2003 and 2004.

In addition, under US GAAP, shares resulting from conversion of convertible securities during a reporting period are included in the computation of basic earnings (loss) per share on a weighted average basis – based on the period from the date of conversion, whereas under Israeli GAAP such shares are included in the computation of basic earnings (loss) per share from the beginning of the reporting period.

Another difference is the U.S. requirement for separate presentation in the statements of operations of basic and diluted EPS, while, in Israel, such separate presentation is only required if the difference between basic and diluted EPS is in excess of 5%.

6.	Derivative instruments

Under Israeli GAAP, as noted in note 2u, the Company accounts for its derivative instruments as hedging instruments. Under U.S. GAAP, in accordance with the provisions of FAS 133 (as amended by FAS 137, FAS 138 and FAS 149), the Company’s derivative instruments do no qualify for hedge accounting.

In addition, under Israeli GAAP, gains and losses on derivatives that are hedging declared dividend are deducted or added to the dividend amount whereas under U.S GAAP changes in the fair value of those derivatives are carried to the statements of operations.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18	–	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A (continued):

7.	Goodwill

Under Israeli GAAP, goodwill is amortized in equal annual installments over a period of 10 and 20 years (see note 2b(3), Goodwill is reviewed for impairment when circumstances indicate the possibility that impairment exists.

Under U.S. GAAP (SFAS141 and SFAS 142), goodwill that arose from acquisitions prior to July 1, 2001, was amortized until December 31, 2001 on a straight-line basis over the estimated period of benefit and thereafter is no longer amortized. Goodwill acquired in a business combination for which the date of acquisition is on or after July 1, 2001 is not amortized.

According to U.S. GAAP, goodwill is to be tested for impairment on adoption of SFAS 142 and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired. Goodwill attributable to a reporting unit is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is determined by the Company based on market value of the reporting unit. The reporting unit to which most of the goodwill was attributed is a subsidiary, whose shares are traded on the Tel-Aviv stock exchange, and therefore its fair value is determined by the Company based on its shares’ market value.

8.	Impairment of long-lived assets

The Company elected early adoption as of December 31, 2002, of Israeli Accounting Standard No. 15 regarding impairment of assets (see Note 2k). According to this Standard, if the carrying amount of an asset exceeds its recoverable amount, an impairment loss should be recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount. Recoverable amount is defined as the higher of an asset’s selling price and its value in use. Value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal and retirement at the end of its useful life.

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

In addition, in accordance with Israeli GAAP, where indicators are present that beneficial events have occurred or beneficial changes in circumstances have taken place, the impairment provision in respect of the asset (other than goodwill) may be cancelled or reduced in the future, while under U.S.GAAP, this impairment loss cannot be restored and the asset is continued to be carried in its new cost.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18	–	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A (continued):

9.	Compensation expense in respect of options issued to employees

Under Israeli GAAP, the 1996 Stock Option Plan and previous options plans (which do not exist any more) do not require the recognition of compensation expense.

For the purpose of the reconciliation to U.S. GAAP, the Company has adopted the provisions of APB Opinion No. 25 “Accounting for Stock Issued to Employees”. Under APB 25, the excess, if any, of the quoted market price of the shares at the grant date over the exercise price of the stock options, is amortized to compensation expense over the vesting period.

In respect of the reconciliation to U.S. GAAP for the reported periods, the effect of the aforementioned difference is a reduction in retained earnings with an offsetting increase in additional paid-in capital and with no effect on the Company’s results of operations.

10.	Dividend declared subsequent to balance sheet date

In accordance with Israeli GAAP, dividends declared subsequent to balance sheet date are presented as a separate component in shareholders’ equity. Under U.S. GAAP, such dividends are not recorded as a separate component in shareholders’ equity.

11.	Start-up costs

According to Israeli GAAP, start up costs of a discontinued affiliate sold to the previous parent cooperative, were capitalized and amortized over a period of between 3 and 5 years. According to U.S. GAAP, such start up costs are charged to expense as incurred.

12.	Classification of certain expenses

Under Israeli GAAP, certain expenses amounting to approximately NIS 20 million, NIS 139 million and NIS 174 million for the years ended December 31, 2004, 2003 and 2002 respectively, are included in non-operating expenses, whereas in accordance with U.S. GAAP such items are included in operating expenses.

13.	Cash flow classification

According to Israeli GAAP, proceeds from sale or purchase of marketable securities are presented in cash flows from investing activities in the statement of cash flows.

According to U.S. GAAP, proceeds from sale or purchase of marketable securities which are classified by the Company as held for trading are included in cash flows from operating activities.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18	–	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A (continued):

14.	Convertible debentures:

(1)	Under Israeli GAAP convertible debentures are included on the basis of the probability of their conversion. If conversion is not probable they are recorded as liabilities at their monetary value; if conversion is probable they are presented as a separate caption between liabilities and shareholders’ equity at the higher of their monetary or non-monetary value.

Under U.S. GAAP, convertible debentures are recorded as liabilities at their monetary value.

The abovementioned difference did not have any effect on the financial statements for all periods presented.

(2)	Under U.S. GAAP, in accordance with EITF No. 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios” and EITF No. 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments”, embedded beneficial conversion features included in convertible securities should be valued separately at issuance. The embedded beneficial conversion feature should be recognized and measured by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in capital. That amount should be calculated at the commitment date as the difference between the conversion price and the fair value of the common stock or other securities into which the security is convertible, multiplied by the number of shares into which the security is convertible (intrinsic value).

As described in Note 7a(2), the conversion price of the convertible debentures is subject to adjustment, among others, upon the distribution of a cash dividend, which accordingly results in a contingent beneficial conversion feature that should be recognized under EITF No. 98-5 and EITF No. 00-27. Under issue 7 of EITF No. 00-27, the Company should recognize the beneficial conversion feature only when the conversion price is adjusted below the share market price on the commitment date (market price on the date of the issuance of the convertible debentures).

As described in Note 7a(2), due to dividend distributions in 2004 and 2003, the conversion price was adjusted to NIS 35.2 and NIS 41.8, as of December 31, 2004 and 2003, respectively. These prices are below the market price of the shares at the commitment date (NIS 42.4). Accordingly, under U.S. GAAP, the Company recorded in 2004 and 2003 a beneficial conversion feature (credited to additional paid-in capital (“APIC”)) amounting to NIS 37,721 thousand (NIS 24,658 thousand after taking into consideration deferred taxes) and NIS 2,870 thousand, respectively, which equals the difference between the market price of the shares at the commitment date and the adjusted conversion price, multiplied by the number of shares resulting from the conversion.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18	–	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A (continued):

The resulting discount on the convertible debentures is accreted over the remaining term of the debentures. Accordingly, the Company recorded, under U.S. GAAP, for the years ended December 31, 2004 and 2003, additional interest expense in the amount of NIS 9,014 thousand (NIS 5,859 thousand after taxes) and NIS 140 thousand, respectively.

Subsequent to balance sheet date, the conversion price was further adjusted to NIS 34.2, due to of another dividend distribution. As a result, the Company will record in 2005 an additional discount on the debentures, in an amount of approximately NIS 6,598 thousand (NIS 4,355 thousand after taxes) against a credit to APIC.

Under Israeli GAAP, the beneficial conversion feature component is not recognized in the financial statements.

15.	Reporting comprehensive income

U.S. GAAP require reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Israeli GAAP does not contain such a requirement.
With respect to the Company, comprehensive income does not include any items other than net income.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18	–	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A (continued):

b.	The effects on the financial statements of the abovementioned material differences between Israeli GAAP and U.S. GAAP are as follows:

1.	Consolidated statements of operations:

	Year ended December 31,
	2002	2003	2004
	NIS in thousands (except share and per share data)

Net income (loss) as reported, according
to Israeli GAAP	7,241	(7,046)	60,548
Amortization of goodwill	5,277	5,740	5,870
Accretion of discount resulting from
beneficial conversion feature in
respect of convertible debentures	-	(140)	(9,014)
Gains on derivatives			755
Impairment of long-lived assets, net of
taxes	52,790	*) (808)	*) (20,617)
Deferred taxes on income	876	1,734	3,711
Minority interest in respect of the above	(3,588)	(432)	3,982

Net income (loss) according to U.S. GAAP	62,596	(952)	45,235

Net income (loss) per share as reported,
according to Israeli GAAP (primary and
fully diluted):

Net income (loss) per share	0.19	(0.18)	1.57

Per U.S. GAAP:

Basic and diluted earnings (loss) per
share	1.63	(0.02)	1.17

Weighted average number of shares used
for computation of earning (loss) per
share (basic and diluted)	38,400,000	38,400,000	38,615,931

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18	–	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A (continued):

*)	Includes:

1.	Difference in depreciation expense due to different cost basis of fixed assets between Israeli GAAP and U.S. GAAP resulting from different impairment charges.

2.	Difference due to reversal of impairment losses under Israeli GAAP, which is not permitted under U.S. GAAP.

3.	Difference due to impairment losses included under U.S. GAAP in the current period, whereas under Israeli GAAP such impairment losses were included in previous periods.

2.	Consolidated balance sheets:

	December 31, 2003			December 31, 2004
	As reported	Adjustment	As per U.S. GAAP	As reported	Adjustment	As per U.S. GAAP
	NIS in thousands

Severance pay fund (6)	-	(14,601)	(14,601)	-	(14,643)	(14,643)
Fixed assets, net (5)	(2,073,169)	(74,949)	(2,148,118)	(2,011,599)	(44,797)	(2,056,396)
Intangible assets and
deferred charges (4)	(136,273)	(11,017)	(147,290)	(100,400)	(16,887)	(117,287)
Deferred income taxes, net (1)	(37,195)	40,044	2,849	(27,669)	39,492	11,823
Other accounts payable and
accrued expenses (8)				331,614	260	331,874
Accrued severance pay (6)	25,599	14,601	40,200	26,894	14,643	41,537
Convertible debentures (7)	200,000	(2,730)	197,270	186,193	(31,438)	154,755
Minority interest (3)	160,265	3,542	163,807	96,780	(440)	96,340
Additional paid-in capital (2)	741,008	21,156	762,164	754,264	45,814	800,078
Retained earnings :
Dividend declared after
balance sheet date	198,421	(198,421)	-	-	-	-
Unappropriated (3)	45,790	222,375	268,165	12,543	7,996	20,539
Total shareholders' equity	1,037,340	45,110	1,082,450	819,310	53,810	873,120

(1)	Effect of difference described in a(3) above and tax effect of difference described in a(8) and a(14) above.

(2)	Options issued to employees (see a(9) above), difference in capital gain, net of tax, from transactions with the previous parent cooperative (see a(11) above), and difference in respect of convertible debentures (see a(14)(2) above).

(3)	Net effect of reconciling items.

(4)	As for amortization of goodwill, see a(7) above.

(5)	As for the effect of Standard No. 15, see a(8) above.

(6)	See a(4) above.

(7)	See a(14)(2) above.

(8)	See a(6) above.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18	–	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A (continued):

3.	Consolidated statements of cash flows:

	Year ended December 31,
	2002	2003	2004
	NIS in thousands

Cash flows from operating activities:

As per Israeli GAAP	291,205	258,540	348,558
Adjustment (1)	5,563	(11,572)	15,817

As per U.S. GAAP	296,768	246,968	364,375

Cash flows from investing activities:

As per Israeli GAAP	(199,114)	(121,637)	(68,562)
Adjustment (1)	(5,563)	11,572	(15,817)

As per U.S. GAAP	(204,677)	(110,065)	(84,379)

(1) See a(13) above

BLUE SQUARE - ISRAEL LTD.
APPENDIX TO THE FINANCIAL STATEMENTS

SCHEDULE OF PRINCIPAL INVESTEE COMPENIES
AT DECEMBER 31, 2004

Holding Company	Name of Company	Percentage of ownership and control by holding company as of December 31, 2004

Blue Square-Israel Ltd.	The Blue Square Chain
	Investments & Properties Ltd.	80.7%	Subsidiary

	Kenyon Hadar Management		Proportionately
	Company Ltd.	50%	consolidated

			Proportionately
	Joint venture Blue Square - Hadar	50%	consolidated
The Blue Square Chain
Investments & Properties Ltd.*	The Blue Square Chain (Hyper Hyper) Ltd.	100%	Subsidiary

			Proportionately
	Center Investments 1108 Ltd.	50%	consolidated

			Proportionately
	Izdarehet Investments Company Ltd.	50%	consolidated
The Blue Square Chain (Hyper
Hyper) Ltd.	Hyper Lod Center Ltd.	100%	Subsidiary

	Kenyon Malha Jerusalem Partnership	100%	Subsidiary

	Shefa Mehadrin Ltd.	100%	Subsidiary

	Radio Non-Stop Ltd.	35.9%	Associated company

*	As to investment in Teco Ltd. which was previously proportionately consolidated, see note 3b in the financial statements

SIGNATURE

          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BLUE SQUARE-ISRAEL LTD. BY: /s/ Gil Unger —————————————— Gil Unger President and Chief Executive Officer

BY: /s/ Emanuel Avner —————————————— Emanuel Avner Vice President and Chief Financial Officer Date: June 29, 2005