Form 20-F/A
period 2004-12-31
BLUE SQUARE ISRAEL LTD /ADR/
filed 2006-01-18
CIK 1016837

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F /A
(AMENDMENT NO. 1)

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

☒ Item 17   ☐ Item 18

EXPLANATORY NOTE

BLUE SQUARE-ISRAEL LTD. (THE “COMPANY”) IS FILING THIS AMENDMENT NO. 1 TO ITS ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2004 (THE “2004 20-F”), WHICH WAS ORIGINALLY FILED ON JUNE 30, 2005, SOLELY TO AMEND ITEM 15 (“CONTROLS AND PROCEDURES”) IN RESPONSE TO COMMENTS ON ITEM 15 RECEIVED FROM THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”).

FOR THE CONVENIENCE OF THE READER, THIS AMENDMENT NO. 1 ON FORM 20-F/A SETS FORTH THE COMPLETE TEXT OF THE ORIGINALLY FILED 2004 20-F, RATHER THAN JUST THE AMENDED ITEM 15. ACCORDINGLY, THIS AMENDMENT NO. 1 ON FORM 20-F/A CONTINUES TO SPEAK AS OF THE DATE OF THE ORIGINAL FILING OF THE 2004 20-F, AND THE COMPANY HAS NOT UPDATED OR MODIFIED THE DISCLOSURES CONTAINED THEREIN TO REFLECT SUBSEQUENT EVENTS OR DISCOVERIES.

THIS AMENDMENT NO. 1 ON FORM 20-F/A SHOULD BE READ IN CONJUNCTION WITH THE COMPANY’S FILINGS MADE WITH THE SEC SUBSEQUENT TO THE FILING OF THE 2004 20-F.

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

          (a) Disclosure Controls and Procedures. We performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that the material financial and non-financial information required to be disclosed on Form 20-F and filed with the Securities and Exchange Commission is recorded, processed, summarized and reported timely within the time period specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Securities Act of 1933, as amended, is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There can be no assurance that our disclosure controls and procedures will detect or uncover all failures of persons within Blue Square to disclose material information otherwise required to be set forth in our reports. Nevertheless, our disclosure controls and procedures are designed to provide reasonable assurance of achieving the desired control objectives. Based on our evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15(d) – 15(e) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report are effective at such reasonable assurance level.

          (b) Changes in Internal Control Over Financial Reporting. There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

4.15

Special Collective Bargaining Agreement made on the 21st day of January 2005 among Blue Square, the Histadrut and the National Committee of Blue Square-Israel. (English translation) (incorporated by reference to Exhibit 4.15 to Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2004).

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

4.20	Agreement between the Registrant and Blue Square Chain (Hyper Hyper) Ltd. (incorporated by reference to Exhibit 4.21 to Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2002).

8	List of Subsidiaries (incorporated by reference to Exhibit 8 to Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2004).

12.(a).1	Certification by CEO pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

12.(a).2	Certification by CFO pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

13.(a).1	Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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

SIGNATURE

          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BLUE SQUARE-ISRAEL LTD. BY: /s/ Gil Unger —————————————— Gil Unger President and Chief Executive Officer

BY: /s/ Emanuel Avner —————————————— Emanuel Avner Vice President and Chief Financial Officer Date: January 18, 2006