Form 20-F
period 2005-12-31
BLUE SQUARE ISRAEL LTD /ADR/
filed 2006-06-29
CIK 1016837

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ________

Commission file number 1-14426

BLUE SQUARE-ISRAEL LTD.

(Exact name of Registrant as specified in its charter)

Israel

(Jurisdiction of incorporation or organization)

2 Amal Street, Rosh Ha’ayin 48092, Israel

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of class	Name of each exchange on which registered
American Depositary Shares, each	New York Stock Exchange, Inc.
representing one Ordinary Share (1)

Ordinary Shares, par value NIS 1.0 per share (2)	New York Stock Exchange, Inc.

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

38,950,091 Ordinary Shares, par value NIS 1.0 per share

        Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

        Yes ☐ No ☒

        If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act 1934.

Yes ☐ No ☒

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes    ☐ No

        Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒

        Indicate by check mark which financial statement item the registrant has elected to follow.

☒ Item 17    ☐ Item 18

INTRODUCTION

        Unless otherwise indicated, as used in this annual report, (a) the term “Blue Square” or the “Company” means Blue Square-Israel Ltd., (b) the terms “we,” “us” and “our,” mean Blue Square and its consolidated subsidiaries and (c) “BSIP” means Blue Square Chain Investments & Properties Ltd., a corporation of which we held 80.7% of the outstanding shares as of March 31, 2006, and the balance of whose shares are publicly held and traded on the Tel Aviv Stock Exchange.

        We are a leading food retailer in the State of Israel. Through our supermarkets, we offer a wide range of food and beverages products and also “Non-Food” items, such as housewares, toys, small electrical appliances, computers and computer accessories, entertainment and leisure products and textile products (called “Non-Food” in this annual report), and “Near-Food” products, such as health and beauty aids, infants products, cosmetics and hygiene products and prescription drugs (called “Near-Food” in this annual report). As part of our strategy, in 2005, we continued to expand the range of “Non-Food” and “Near-Food” products and to offer a wider selection of these products to consumers in our stores. As of the date of this Annual Report, we have established “All for a Dollar”, toy and housewares sections within most of our large stores. As of December 31, 2005, we owned and operated 168 supermarkets under the brand names Mega, Super Center and Shefa Shuk. In addition, recently we transferred all of our directly-owned real estate assets and certain liabilities to a new wholly owned real estate subsidiary. For further information regarding our real estate, see “Item 4. Information on The Company – B. Business Overview – Real Estate.” We were incorporated in June 1988.

        In 1996, we completed our initial public offering and our American Depositary Shares, or ADSs, were listed for trading on the New York Stock Exchange. In November 2000, our ordinary shares were listed for trading on the Tel Aviv Stock Exchange.

        Except for the historical information contained herein, the statements contained in this annual report are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to our business, financial condition and operating results. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in “Item 3. Key Information – Risk Factors” and elsewhere in this annual report.

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

        All references in this annual report to dollars or $ are to U.S. dollars and all references in this annual report to NIS are to New Israeli Shekels. Unless mentioned otherwise, all figures in U.S. dollars are based on the representative exchange rate between the NIS and the dollar as published by the Bank of Israel for December 31, 2005, which was NIS 4.603 per $1.00, except figures for the first quarter of 2006, which are based on the representative exchange rate between the NIS and the dollar as published by the Bank of Israel for March 31, 2006, which was NIS 4.665 per $1.00.

        Our consolidated financial statements appearing in this annual report are prepared in NIS, in accordance with generally accepted accounting principles in Israel, referred to in this annual report as Israeli GAAP.

NOTE REGARDING TRANSITION TO NOMINAL-HISTORICAL
FINANCIAL REPORTING

With effect from January 1, 2004, the Company has adopted the provisions of Israel Accouting Standard No. 12, “Discontinuance of Adjusting Financial Statements for Inflation”, of the Israel Accounting Standard Board and, pursuant thereto, the Company has discontinued, from such date, the adjustment of its financial statements for the effects of inflation in Israel.

The amounts adjusted for the effects of inflation in Israel, presented in the financial statements as of December 31, 2003 (“the transition date”), were used as the opening balances for the nominal financial reporting in the following periods. Accordingly, the amounts reported in these financial statements that relate to non-monetary assets (including the depreciation and amortization thereon), investments in associated company and equity items, which originate from the period that preceded the transition date, are based on the adjusted-for-inflation data (based on the CPI for December 2003), as previously reported.

All the amounts originating from the period after the transition date are included in the financial statements based on their nominal values. Through December 31, 2003, the Company prepared its financial statements on the basis of historical cost adjusted for the changes in the general purchasing power of the NIS, based upon changes in the consumer price index (the “CPI”), in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.

Components of the income statements for 2003 were, for the most part, adjusted as follows: the components relating to transactions carried out during the reported period – such as sales, purchases and labor costs – were adjusted on the basis of the index for the month in which the transaction was carried out, while those relating to nonmonetary balance sheet items (mainly changes in inventories and depreciation and amortization) were adjusted on the same basis as the related balance sheet item. The financing component represents financial income and expenses in real terms and the erosion of balances of monetary items during the year.

i

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data.

        We have derived the following selected consolidated financial data as of December 31, 2004 and 2005 and for each of the years ended December 31, 2003, 2004 and 2005 from our consolidated financial statements and notes included elsewhere in this annual report. We have derived the selected consolidated financial data as of December 31, 2001, 2002, and 2003 and for each of the years ended December 31, 2001 and 2002 from our audited consolidated financial statements not included in this annual report. We prepare our consolidated financial statements in conformity with Israeli GAAP. As described in note 18 to our consolidated financial statements included elsewhere in this annual report, Israeli GAAP differs in certain respects from U.S. GAAP. See Item 5. “Operating and Financial Review and Prospects – Critical Accounting Policies.” You should read the selected consolidated financial data together with the section of this annual report entitled “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this annual report.

	2001	2002	2003	2004	2005	2005
	NIS (In thousands, except per ordinary share or ADS data) (1)					$ (2)

Income Data

Sales	5,828,391	5,444,306	5,170,510	5,365,784	5,797,018	1,259,400

Cost of sales	4,215,439	3,974,628	3,777,411	3,962,303	4,298,211	933,785

Gross profit	1,612,952	1,469,678	1,393,099	1,403,481	1,498,807	325,615
Selling, general and administrative
expenses	1,296,217	1,250,662	1,190,425	1,203,391	1,269,760	275,855

Operating income	316,735	219,016	202,674	200,090	229,047	49,760

Financial income (expenses), net	(13,109)	15,900	(48,813)	(58,090)	(59,529)	(12,933)

Amortization of goodwill	(5,277)	(5,277)	(5,740)	(5,870)	(6,508)	(1,414)

Other income (expenses), net	(18,152)	(174,004)	(136,612)	(19,593)	690	150

Taxes on income	107,823	42,078	8,445	41,230	58,490	12,707

Equity in net earnings (loss) of affiliates	3,561	(363)	742	(1,204)	498	108

Minority interest	25,123	5,953	10,852	13,555	15,717	3,415

Net income (loss)	150,812	7,241	(7,046)	60,548	89,991	19,549
Earnings (loss) per ordinary share
or ADS from continuing Operations	3.93	0.19	(0.18)	1.57	2.32	0.5
Total Earnings (loss) per ordinary
share or ADS	3.93	0.19	(0.18)	1.57	2.32	0.5
Cash dividends per ordinary share
or ADS	1.35	3.33	7.68	6.38	2.35	0.51
U.S. GAAP:

Net income (loss)	151,393	62,596	(952)	45,235	88,340	19,192

Earnings (loss) per ordinary share
or ADS from continuing operation	3.94	1.63	(0.02)	1.17	2.27	0.49
Total Earnings (loss) per ordinary
share or ADS	3.94	1.63	(0.02)	1.17	2.27	0.49
Selected Operating Data:

Number of stores (at year end)	171	173	161	164	168	N/A

Increase (decrease) in same store
sales (3)	(7.3)%	(12.0)%	(11.0)%	(1.3)%	1.7%	N/A
Total square meters (at year end)	279,000	292,600	290,800	300,000	312,000	N/A

Sales per square meter (in NIS) (4)	22,017	19,229	17,906	18,074	18,621	4,045

Sales per employee (in thousands) (5)	716	799	832	867	899	195

(1)	For the years 2001-2003, these amounts have been adjusted to reflect changes in the Israeli consumer price index as of December 31, 2003.

(2)	The translation of the NIS amounts into dollars has been made for the convenience of the reader at the representative exchange rate prevailing at December 31, 2005 (NIS 4.603 =$1.00), as published by the Bank of Israel.

(3)	For more meaningful comparison, the Company has changed the policy by which it calculates Same Store Sales. As of the date of this annual report and hereafter, the Company's Same Store Sales calculation is currently based only on stores: (1) that operated continuously throughout the current and prior reporting period (i.e., stores that were open on January 1, 2004 and were not permanently closed during 2004 or 2005); and (2) that have not been resized significantly during the period. Previously, the Company's Same Store Sales referred to the sales of those stores operated continuously during the entire reporting period or the preceding period. Stores were not deemed to have operated continuously (and therefore not included as "Same Stores") if such stores were closed for at least two weeks during the reported period or the preceding period for any reason, including renovation or relocation. The Same Store Sales information in this table for the years 2001 through 2005 is based on this new policy.

(4)	Based on an average total square meters at month end during the relevant year.

(5)	In 2005, the Company began outsourcing its cleaning activities to external services providers, which reduced its total number of employees as compared to 2004. To facilitate a meaningful comparison between the Company's Sales Per Employee for 2005 with the Sales Per Employee for the previous periods, the number of employees used to calculate Sales Per Employee for all previous periods has been adjusted to excluding cleaning personal.

	December 31,
	2001	2002	2003	2004	2005	2005
	NIS (in thousands) (1)					$ (2)

Balance Sheet Data:
Israeli GAAP:
Working capital deficit.	(263,243)	(388,177)	(288,831)	(380,666)	(450,044)	(97,772)
Total assets	3,347,161	3,232,733	3,199,680	3,079,011	3,683,035	800,136
Short-term credit from
banks and others	235,597	318,424	212,521	136,541	291,058	63,232
Long-term debt	395,747	355,320	686,084	776,568	1,102,810	239,585
Shareholders' equity	1,459,714	1,339,416	1,037,340	819,310	865,308	187,987
U.S. GAAP:
Total assets	3,358,897	3,271,342	3,262,934	3,147,284	3,757,640	816,346
Shareholders' equity	1,440,506	1,375,566	1,082,450	873,120	928,504	201,717

(1)	For the years 2001-2003, these amounts have been adjusted to reflect changes in the Israeli consumer price index as of December 31, 2003.

(2)	The translation of the NIS amounts into dollars has been made for the convenience of the reader at the representative exchange rate prevailing at December 31, 2005 (NIS 4.603 = $1.00), as published by the Bank of Israel.

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors.

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

        The food retailing industry in Israel is highly competitive and is characterized by high turnover and narrow operating margins. We compete with the other major supermarket chain, Super Sol, low-priced private supermarkets, independent grocers, open-air markets, and other retailers selling supermarket goods. Competitive pressures increase as the supermarket sector in Israel approaches higher saturation levels and continue to increase as our competitors expand their operations and new companies enter the market with hard discount formats.

        In recent years, due to a recession and an increase in unemployment in Israel, the most important factor in the purchase decisions of a larger portion of the Israeli public has been the price of the products it purchases. Even following the improved economic environment in 2004 and 2005, price has remained a significant factor in the purchase decisions of many consumers. As a result, we and other major chains have continued our expansion into low-priced store formats and, other supermarket chains have expanded into hard discount formats. In addition, in response to the increased focus on the price of products, private supermarkets have continued to expand their presence in selected areas, increasing competition in an already difficult market, although the growth in market share of such private supermarkets slowed during 2005. These private supermarkets have been able to capture a significant part of the sales from the major chains in their areas by using lower cost non-unionized labor and having lower operating costs and, in some cases by operating on Saturdays and offering non-kosher food. Due to the above developments, we closed a number of underperforming stores during 2005. Large supermarket chains in Israel, including us, are kosher and therefore do not offer non-kosher food or operate on Saturdays.

        In 2005, a number of small private supermarkets chains which operate on local geographic level combined to form a separate entity, Fourth Chain Company Ltd., in order to develop a private label and to jointly negotiate with suppliers. Such a combination may generate efficiencies of a major national-spread chain and enable them to compete more efficiently with us.

        During 2005, the other two major chains, Super Sol and ClubMarket, merged following the bankruptcy proceedings of ClubMarket. As a result of such merger, we now face a major competitor, many of whose stores are characterized by the every day sale of products at low prices. As opposed to previous years during which our market share was close to that of Super Sol, we estimate that Super Sol’s market share following the acquisition of ClubMarket was approximately 39.5% of the bar-coded market in Israel in 2005, as opposed to our own approximately 24.7% share of the bar-coded market during 2005. This increased difference in market share may give Super Sol a greater competitive advantage in its dealings with customers, suppliers and other third parties.

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

        We purchase most of our dairy, fresh produce and poultry products from the Tnuva Cooperative, or Tnuva, an Israeli food cooperative, which holds a leading position in the domestic dairy and poultry markets. In 2005, Tnuva’s products accounted for approximately 12.4% of all the products sold at our supermarkets. In addition, Strauss-Elite group, an Israeli food manufacturer, accounted in 2005 for approximately 9.8% of all products sold at our supermarkets, and the Osem group accounted for approximately 7.1% of all products sold at our supermarkets in 2005. Because of our status as a leading food retailer in Israel as a result of which we are able to offer a wide exposure and promotion, on a national level, to these suppliers’ products, and the fact that we maintain an excellent and long-standing relationship with Tnuva, Strauss-Elite group and Osem, we do not believe that there is a material risk of future stoppage of supply of products of these key suppliers. However, we do not have a written contract with Tnuva, Strauss-Elite group or Osem obligating them to supply products to us. The ten largest suppliers accounted for approximately 47.5% of our products purchases in 2005. Due to the relatively large market share of these suppliers, we depend on them and on a number of other suppliers that supply brands characterized by high customer loyalty, such as the Central Company for the Manufacture of Soft Drinks Ltd., which is the exclusive franchisee of Coca Cola and also distributes other popular soft drinks. Further, we cannot assure you that, in the future, Tnuva, Strauss-Elite group, Osem or any of these other suppliers will not significantly raise the prices of the products they supply us, or encounter difficulties in providing these products to us, in either of which cases our operating results might be adversely affected.

Bronfman-Alon is able to control the outcome of matters requiring shareholder approval.

        Bronfman-Alon Ltd. (Bronfman-Alon) currently owns approximately 76.89% of Blue Square’s ordinary shares following the conversion by other investors of an aggregate of approximately NIS 19.3 million in principal amount of our 5.9% convertible debentures since their issuance in August 2003. So long as Bronfman-Alon, or any successor to its shareholdings in Blue Square, continues to own beneficially more than 50% of our outstanding ordinary shares and voting power, it will be able to control the outcome of matters requiring shareholder approval, including the election of all Blue Square directors, other than Blue Square two external directors whose election, under the Israeli Companies Law, requires that at least one-third of the non-controlling shareholders who participate in the vote, vote for their nomination, or that the total number of shares of non-controlling shareholders voted against their nomination does not exceed one percent of the aggregate voting rights in the company.

We own a majority interest in most of our subsidiaries. As a majority shareholder, we owe fiduciary duties to the minority shareholders of our subsidiaries and have to share dividends and distributions with these minority shareholders.

        We directly operate all of the supermarkets that Blue Square owns directly and those that are owned by BSIP’s subsidiaries. As of December 31, 2005, Blue Square owned directly 104 supermarkets; the balance of our operations were owned by BSIP’s subsidiaries, each of which has its own board of directors and management. These subsidiaries include BSIP, in which Blue Square owns an 80.7% interest, and the Blue Square Chain (Hyper Hyper) Ltd., or Hyper Hyper, in which BSIP owns a 100% interest and, therefore, Blue Square indirectly owns an 80.7% interest. The ordinary shares of BSIP that are not owned by Blue Square are publicly held and traded on the Tel Aviv Stock Exchange. The consolidated sales of BSIP and its subsidiaries in 2005 aggregated approximately NIS 3,760 million, or $817 million, representing approximately 65% of our consolidated sales for 2005. At December 31, 2005, the total consolidated assets of BSIP and its subsidiaries aggregated approximately NIS 1.2 billion, or $266 million, constituting approximately 33.2% of our total consolidated assets at December 31, 2005.

        In order to satisfy whatever fiduciary obligations we may have under applicable law to the minority shareholders of our partially owned subsidiaries, we endeavor to deal with these subsidiaries at “arm’s-length.” Some transactions between Blue Square and a subsidiary, including any investment by Blue Square in a subsidiary, require the approval of the audit committee, the directors, and, under certain circumstances, approval of the shareholders of the subsidiary by special vote and are subject to the receipt of applicable permits and approvals. In addition, any dividend or distribution from a subsidiary requires the approval of the directors of that subsidiary, and may be subject to restrictions imposed by loan and other agreements to which they are parties.

Failure to obtain or maintain permits required for our operations may adversely affect our operating results.

        Our operation of supermarkets in Israel requires permits from municipal authorities, which are conditioned on the prior approval of various agencies, including the health and environment ministries, and the police and fire departments. Some of these permits are currently in the name of the Co-Op Blue Square Services Society, or the Co-Op, our former controlling shareholder, and entities other than us, and have not yet been transferred or re-issued to us. Also, some of our stores require permits that have not yet been obtained, or have expired or require renewal. Furthermore, as a result of the hostilities between Israel and the Palestinians, the relevant authorities, including the police, have required us to adopt various security measures. These safety requirements prescribe extensive investment in safety equipment, the retaining of security personnel and may lengthen the time dedicated for obtaining permits from the municipal authorities. If we are unable to obtain or maintain one or more required permits, we may be required to close one or more stores or to take other remedial action to obtain or maintain these permits.

Increase in employee minimum wage in Israel may adversely affect our operating results.

        A substantial portion of our employees’ wages is adjusted upon a change in the minimum wage in Israel. Under Israeli law, minimum wage equals 47.5% of the average wage for an employee in Israel. The minimum monthly wage since April 2006 has been NIS 3,456.58, or approximately $751. However, the new Israeli government, pursuant to the coalition guidelines adopted this year, announced a goal of increasing the minimum monthly wage to NIS 4,600 or $1,000, to be reached in two stages. In the first stage, pursuant to recently adopted legislation, the minimum wage is to be increased (i) effective as of June 1, 2006, to NIS 3,585, (ii) effective as of April 1, 2007, to the higher of NIS 3,710 or 47.5% of the average wage as of April 1, 2007, and (iii) by June 1, 2007, to NIS 3,835. The further increases are to be determined by a special committee which is to submit its recommendations by July 1, 2007. An increase in minimum wage will increase our labor costs and thus adversely affect our operating results.

Volatility of Blue Square’s share and ADS price could adversely affect its shareholders.

        The market price of Blue Square’s ordinary shares and ADSs could be volatile and could be subject to fluctuations in response to numerous factors, including the following:

—	actual or anticipated variations in our quarterly operating results or those of our competitors;

—	changes in financial estimates by securities analysts;

—	conditions or trends in our business;

—	changes in the market valuations of our competitors;

—	announcements by us or our competitors of significant acquisitions;

—	entry into strategic partnerships or joint ventures by us or our competitors;

—	the political, economic, security and military conditions in Israel;

—	additions or departures of key personnel; and

—	sales of ordinary shares by Blue Square's controlling shareholder.

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

        In connection with our issuance of NIS 400 million in aggregate principal amount of unsecured 5.9% convertible and nonconvertible debentures in August 2003, Blue Square’s Board of Directors resolved that Blue Square would not distribute dividends in any quarter if the ratio of our financial obligations (as defined by Maalot, an Israeli rating agency, and affiliate of S&P) (Maalot) to EBITDA for any quarter exceeds 3.5 until June 30, 2006 or exceeds 3.0 thereafter. Blue Square’s Board also resolved that Blue Square would not distribute dividends in any quarter if the ratio of the cost of unencumbered fixed assets as set forth on our financial statements (following depreciation) to financial obligations (as defined by Maalot) for any quarter is below 120%. Maalot has informed us that a change in this Board resolution may lead to a downgrading of the rating on our 5.9% unsecured debentures. Following the dividends distributions of 2003 through 2006 to date, the retain earnings of Blue Square decreased significantly. As a result of this Board resolution and the other restrictions, we may not be able to pay cash dividends on our ordinary shares in the same amount as in the past, and you may not be able to receive adequate return on your shares through the payment of dividends.

Future issuances of our ordinary shares could reduce our share price.

        Out of the NIS 400 million in aggregate principal amount of unsecured 5.9% debentures that we issued in August 2003, NIS 200 million in aggregate principal amount were convertible debentures (principal repayable in three equal installments in the years 2007, 2009 and 2011) which are currently convertible into Blue Square ordinary shares at per share price of NIS 30.836. This conversion ratio is subject to adjustment in the event of distribution of bonus shares, cash dividends and the issuances of rights. On June 15, 2006, the closing price per share of our ordinary shares on the Tel Aviv Stock Exchange was NIS 51.40.

        Our issuance of ordinary shares to holders of our convertible debentures, or the perception that those issuances may occur in the future, could materially and adversely affect the market price for our ordinary shares.

The Israeli Antitrust Authority may take actions that limit our ability to execute our business strategy or otherwise affect our profitability.

        Our strategy includes expanding our market presence in existing retail food markets and entering into new retail food and “Non-Food” markets. The Israeli Antitrust Authority may limit our ability to execute our strategy, inter alia, by limiting our ability to acquire existing stores or enter into mergers to acquire existing stores.

        On May 29, 2003, the Commissioner of the Israeli Antitrust Authority announced that it had concluded its investigation into alleged restrictive trade arrangement between major supermarket chains in Israel and large suppliers. The Commissioner publicized a document of direction, which contained his view of the legality of certain commercial conduct between the large supermarket chains (which consisted of Super Sol, ClubMarket and us) and the large suppliers, which was exposed during the investigation.

        On January 5, 2005, the Commissioner of the Israeli Antitrust Authority issued his final position regarding “commercial restrictive practices between the dominant food suppliers and the major supermarket retail chains”. According to the Commissioner’s final position, some of these practices were found to be restrictive trade agreements under the antitrust laws. The Commissioner prohibited these practices unless approved by the Restrictive Trade Practices Court or exempted by the Commissioner himself. The Commissioner announced the following operational measures to enforce the law:

—	The legal department of the Israeli Antitrust Authority is to take appropriate legal proceedings against any party to a clear violation of the law exposed during the investigation and, if necessary, take prospective legal measures, such as injunctions and issuing directives to monopolists.

—	Demand from the relevant supermarket retail chains and food suppliers to provide all existing agreements and arrangements with regard to year 2004 in order to ensure that the illegal practices have ceased and that the recommendations of the Commissioner have been implemented.

—	To review the practices and customs between the dominant suppliers and other supermarkets (i.e., which are not among the major supermarket retail chains) in order to confirm the legality of these arrangements under the antitrust laws.

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

        Following a meeting with the Commissioner in March 2005, the Commissioner delivered to us and to the other major chains a draft of a proposed consent decree with respect to the disputed issues. We and the other major chains held a few meetings with the Commissioner with respect to his final position document described above and the contents of the proposed consent decree; however, we did not reach an understanding with the Commissioner and our negotiations have ceased. Presently we do not know how, if at all, our business would be affected should the Commissioner take any action against us with respect to those issues under dispute which we believe are legal based on our consultations with our legal counsel.

        During December 2005, the Commissioner issued a draft of consent decree directed at specific food suppliers, which was later submitted to the Restrictive Trade Practices Court for approval. The draft consent decree stipulates various prohibitions, conditions and restrictions that would apply to certain practices of these suppliers. The draft consent decree addresses the following practices: arrangement by which suppliers influence the number or identity of competing suppliers; acquisition of shelf and off-shelf display space; category management; the use of suppliers’ representatives to physically arrange the shelves in the chains’ stores; discounts and rebates in exchange for meeting sales targets; arrangements that determine a supplier’s market share; exclusivity in sales and price dictation by suppliers. The Company is not a party to the proposed consent decree; however, it could nevertheless have an effect on the practices of the Company’s suppliers.

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

Impact of inflation and currency fluctuations might affect our sales and our operating results. Increases in oil, raw material and product prices in recent years may affect our operating results.

        Inflation in Israel increases our expenses, which because of competitive pressures are generally not offset, fully or as quickly, by increases in our selling prices and revenues. In addition, any devaluation of the NIS against various non-Israeli currencies in which we or our suppliers pay for imported goods has the effect of increasing the selling price of those products and affecting our sales and operating results.

        In addition, the sharp increase in oil prices in recent years has led to increase of our electricity prices and raw materials used in the plastic packing industry. Further increase in oil prices would impose on us significant expenses and costs, which could have an adverse effect on our operation results.

Our profit margin would be adversely affected if our ability to utilize our distribution center were limited.

        We have one distribution center in Rishon Letzion from which we distribute to our supermarkets a large portion of the products they carry. The products distributed by our distribution center generated approximately 23% of our total percentage sales during 2005. Our inability to utilize the distribution center for any reason may significantly impair our ability to distribute our products to our supermarkets and would adversely affect our profit margin.

We are exposed to risks of fraud and theft with regard to our gift certificates which may cause a loss of revenue and non-recoverable expenses

        We run programs under which we issue and sell gift certificates to institutions, companies and individuals, particularly during the High Holiday and Passover seasons. The gift certificates can be used in our stores as well as other stores with which we entered into collaboration agreements. In 2006, we started marketing prepaid electronic cards. We are exposed to risks connected with the issuance of such certificates, including risks that they may be fraudulently forged or stolen. A substantial or large scale forgery or theft may cause a reduction in our revenue and increases our expenses.

We may be limited in our ability to borrow from Israeli banks

        Bank of Israel regulations limit the ability of Israeli banks to lend to various borrowers over certain limits, including to companies and individuals considered to be in an affiliated group. These regulations limit the amount available to us and to our group companies to borrow from Israeli banks. For purposes of these regulations, we are considered part of one borrowing group with the Dor Alon group and with the Africa Israel group (an interested party in Dor Alon), and we may be considered part of one borrowing group with other members of our controlling shareholders group and/or, under certain circumstances, with interested parties in the group, including Bronfman-Alon Ltd. and other corporations under control of the Dor Alon group and the Africa Israel group. Blue Square and its subsidiaries may face limitations from time to time in their ability to obtain additional credit from Israeli banks due to these Bank of Israel regulations, which would adversely affect our ability to operate our business as we have in the past. In addition, in February 2006, a group of investors, which included one of our related parties, completed an acquisition of the controlling interest in Israel Discount Bank Ltd. Following such acquisition, the Company is deemed a related party of Discount Bank, and therefore our relationship with Discount Bank is subject to certain restrictions under the regulations of the Bank of Israel.

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

The transition to nominal financial reporting could have an adverse effect on our results of operations

        In accordance with Israeli Accounting Standard No. 12 adopted by the Israeli Accounting Standards Board, our financial statements ceased to be adjusted for inflation in Israel for periods beginning on or after January 1, 2004. The amounts included in our financial statements as of December 31, 2003 served as the starting point for nominal financial reporting beginning January 1, 2004. The adoption of Standard No. 12 could have material adverse effect on our results of operations. As a result of the adoption of this standard, our assets and shareholders equity ceased to be adjusted for inflation in Israel, while the repayment of interest and principal under most of our loans and all debentures continues to be linked to the Israeli CPI, as provided in our loan and debenture agreements. As a result, an increase in inflation would have the effect of increasing our financial expenses without any offsetting increase in our assets and revenues on our financial statements, leading to lower reported earnings and shareholders equity. The extent of this effect on our financial statement would be dependent on the rate of inflation in Israel.

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

        In the last few years, hostilities between Israel and the Palestinian Authority have substantially increased. These hostilities include terrorist acts in Israel and military operations in the West Bank and Gaza. In January 2006, Hamas, an Islamic movement responsible for many attacks against Israelis, won the majority of the seats in the Parliament of the Palestinian Authority. The election of a majority of Hamas-supported candidates is expected to be a major obstacle to relations between Israel and the Palestinian Authority, as well as to the stability in the Middle East as a whole.

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

        All of our sales are made in Israel and a substantial majority of the goods that we sell are grown, manufactured or processed in Israel. Consequently, our financial performance is dependent to a significant extent on the economy of Israel. During 2002, Israel’s Gross Domestic Product declined by 1.2%, while in 2003, 2004 and 2005, it rose by 1.7%, 4.4% and 5.2%, respectively. The economic slowdown during 2002 and a portion of 2003 adversely affected our financial performance. Initial reports indicate that the Israeli economy grew by 6.6% at the first quarter of 2006. We cannot be sure how any growth or decline in the Israeli economy will affect our financial performance.

Government-imposed price controls may have a material adverse effect on our operating results.

        The Israeli government is authorized to control the retail and wholesale prices of goods and services offered in Israel. At present, some of the products we offer in our stores, including bread, flour, eggs, milk and margarine are subject to government-imposed price controls. Recently, a new requirement has been imposed requiring bread suppliers to sell certain “basic” bread to retailers, such as the Company, at certain fixed prices (from May 2006 for an initial period of six months). In addition, during periods of high inflation in the past, more extensive price controls have been imposed throughout Israel.

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

        In June 2003, Bronfman – Alon acquired 78.1% of the outstanding shares of Blue Square from the Co-Op. See “- Change in Control” below. Bronfman-Alon currently owns approximately 76.89% of the outstanding shares following to the conversion by other investors of an aggregate of approximately NIS 19.3 million in principal amount of our 5.9% convertible debentures since their issuance in August 2003.

        The following is a description of certain events that have occurred during the last three years:

—	The issuance in 2003 of NIS 400 million in aggregate principal amount of unsecured 5.9% debentures (with final maturity dates of either 2011 or 2014), half of which are convertible into Blue Square ordinary shares. As of June 15, 2006, the per share conversion price of the convertible debentures was NIS 30.836 and is subject to adjustment for cash dividends that may be distributed from time to time. The debentures were rated “AA” by Maalot (an Israeli rating agency) so long as the limitations on the distribution of dividends are in accordance with the decisions of the Board of Directors (see Item 3. Key Information – D. Risk Factors. “Restrictions on the payment of dividends may limit our ability to pay cash dividends on our ordinary shares”). Maalot confirmed the “AA” rating on the debentures in June 2006;

—	The payment of dividends from June 2003 to June 2006 totaling approximately NIS 719.3 million ($159 million) (see Item 3. Key Information – D. Risk Factors. “Restrictions on the payment of dividends may limit our ability to pay cash dividends on our ordinary shares”);

—	The implementation of an efficiency plan, including the dismissal of employees, replacement of maintenance and security contractors via new tenders, outsourcing some of our activities, and closing underperforming stores (stores with negative cash flow);

—	The consolidation of our store formats into just three in order to focus our marketing efforts more effectively and differentiate our store brands, and the operation of our three store formats as autonomous divisions in order to incorporate marketing and operations decision-making at the level of our three store divisions to improve the performance of our individual store formats;

—	The increase of the variety of “Non-Food” and “Near-Food” items, which have higher average margins, with the goal of increasing the portion of our customers’ overall shopping needs that are addressed in our stores. As part of this strategy, in 2005, we acquired 50% of the holdings of “Hamachsan Hamerkazi Kfar Hasha’ashuim Ltd. (Central Warehouse/Toy Village)", Israel’s largest franchiser of “All for a Dollar”, toy and houseware stores. In addition, we sell over the counter pharmaceutical medical products (“OTC drugs”) to further expand the mix of goods sold in our stores;

—	The establishment of a new joint loyalty plan with Dor Alon Energy In Israel (1988) Ltd. and the agreement to acquire, together with Dor Alon, 49% of the shares of Diners Club Israel Ltd., a subsidiary of Credit Cards for Israel Ltd. (allocated 36.75% to us and 12.25% to Dor Alon). The closing of this acquisition is subject to the satisfaction of certain conditions; and

—	The transfer of our real estate assets (excluding real estate owned by BSIP and its subsidiaries) and certain liabilities (including lease agreements with third parties and with BSIP) to a new wholly owned subsidiary that will manage approximately 146,000 square meters currently occupied by Blue Square’s stores and other lessees, as well as the unoccupied land and unused building rights previously under Blue Square’s ownership, in an effort to maximize their value (see “Item 4. Information on The Company – B. Business Overview – Real Estate.”).

Capital Expenditures

        A key component of our business strategy is the establishment and relocation of new stores, the remodeling of existing stores and the improvement of our distribution facilities. During the three months ended March 31, 2006, we invested NIS 8.7 million, or $1.9 million, in fixed and other assets. In 2005, we invested NIS 89.1 million, or $19.3 million, in fixed and other assets, a 0.4% decrease from our 2004 investment of NIS 89.4 million. Of our fixed asset investment in 2005, we invested NIS 2.2 million, or $0.5 million, in land and buildings, including land that we lease, as compared with NIS 13.3 million in 2004. In 2003, we invested NIS 138.7 million in fixed and other assets. As of December 31, 2005, we had entered into agreements for investments in fixtures and equipment in an aggregate of NIS 8 million, or $1.7 million.

        For additional information pertaining to our principal capital expenditures and divestitures for the last three financial years and those of which are currently in progress, and the method of financing, see “Item 5. Operating and Financial Review and Prospects–Liquidity and Capital Resources”.

Change in Control

        On April 10, 2003, the District Court of Tel Aviv declared Bronfman-Alon as the winning bid of the tender for the sale of the holdings of Co-Op in Blue Square, in a court-supervised sale of the Co-Op’s 78.1% interest in Blue Square. In June 2003, Bronfman-Alon acquired the shares for the amount of NIS 1,337 million (the equivalent of $288.3 million on the date of the submission of the bid) plus interest to the date of purchase.

        During 2005, the “Dor-Alon” group, which owned a 50% interest in Bronfman-Alon, acquired shares in Bronfman-Alon held by the “Bronfman-Fisher” group, which also owned a 50% interest in Bronfman-Alon. Following such acquisition, the Dor-Alon group owned 73.5% of Bronfman-Alon, and the Bronfman-Fisher group owned 26.5% of Bronfman-Alon.

        For a description of the ownership in Bronfman-Alon, please see "Item 7. Major Shareholders and Related Party Transactions - A. Major Shareholders".

B.	Business Overview.

General

        We are a leading food retailer in the State of Israel. Through our supermarkets, we offer a wide range of food and beverages products and also “Non-Food” items, such as housewares, toys, small electrical appliances, computers and computer accessories, entertainment and leisure products, and “Near-Food” products, such as health and beauty aids, infants products, cosmetics and hygiene products and prescription drugs, and recently started to operate several “All for a Dollar”, toy and housewares departments within most of our large stores. As of December 31, 2005, we owned and operated 168 supermarkets under the brand names Mega, Super Center and Shefa Shuk. Our activities are carried out via Blue Square and its consolidated subsidiaries, the largest of which is BSIP. As of March 31, 2006, Blue Square owned 80.7% of the outstanding shares of BSIP, the balance of which were publicly held and traded on the Tel Aviv Stock Exchange. BSIP and its direct and indirect subsidiaries, including Blue Square Chain (Hyper Hyper) Ltd., are the owners of 64 of our supermarkets. The consolidated sales of BSIP and its subsidiaries in 2005 aggregated approximately 65% of our consolidated sales for that period. As of March 31, 2006, the total consolidated assets of BSIP and its subsidiaries aggregated approximately NIS 1.3 billion, or $278 million, constituting approximately 33.0% of our total consolidated assets at that date.

        The following table sets forth the change in the number of our stores (net of store closures) and store space as of the dates indicated:

	No. of Stores	Store Space (square meters)

As of December 31, 2001	171	279,000
As of December 31, 2002	173	292,600
As of December 31, 2003	161	290,800
As of December 31, 2004	164	300,000
As of December 31, 2005	168	312,000

        We have three store formats – Mega, Super Center and Shefa Shuk. In the “Mega” chain stores, which are located primarily outside the city centers, we offer the widest selection of food, “Near-Food” and “Non-Food” items at reduced prices. In the “Super Center” chain stores, which are usually smaller than “Mega” stores and are located primarily in local neighborhoods and city centers, we offer a more limited selection of food, “Near-Food” and “Non-Food” items at competitive prices. Our “Shefa Shuk” chain stores are low priced stores with a selection of products specially oriented towards Israel’s growing ultra-orthodox population and also designated to compete with local competition. As of December 31, 2005, we operated 40 Mega Stores, consisting of approximately 164,000 square meters space, 93 Super Center stores, consisting of approximately 94,000 square meters space, and 35 Shefa Shuk stores, consisting of approximately 54,000 square meters space.

        We operate a “Buy & Bonus” frequent-buyer incentive program and a “Mega” frequent-buyer incentive program, which are designated to increase consumer traffic and encourage customers to patronize our stores and to allow our customers to earn free gifts by earning points. These customer clubs grant a variety of discounts and benefits to participants. The benefits are published each month in a “Buy & Bonus” magazine which is distributed in our stores and in the general media. On November 29, 2005, we established a new loyalty plan with Dor Alon Energy In Israel (1988) Ltd. and entered into an agreement to acquire, together with Dor Alon, 49% of the shares of Diners Club Israel Ltd., a subsidiary of Credit Cards for Israel Ltd. (allocated 36.75% to us and 12.25% to Dor Alon). The closing of this acquisition is subject to the satisfaction of certain conditions. See “Item 4. Information on The Company – B. Business Overview – Marketing”.

Industry Overview

        We estimate that retail sales of food, beverages and tobacco in Israel was approximately NIS 44 billion, or $9.4 billion, in 2005. This estimate is based on the data published by the Israeli Central Bureau of Statistics of the retail sales of food, drinks and tobacco in Israel in 2004 (2005 has not yet been published) and the growth of expenditure for the consumption of food, beverages and tobacco of household in Israel at current prices in 2005 (4.6%).

        The retail sales of food, beverages and tobacco in Israel includes supermarkets, grocery stores, mini-markets and retail sales of fruit and vegetables, meat, poultry and fish. The supermarket retail chain market consists of two large chains: Super Sol (including ClubMarket) and us, as well as other smaller but developing chains.

        We estimate that significant growth opportunities for supermarkets in Israel remain as more households increase purchasing of supermarket goods at supermarkets rather than smaller grocery stores, mini-markets and open-air markets. We estimate that approximately 34% of the total retail sales of food, beverages and tobacco in Israel in 2005 was made by the three large chains and 46% was made by all chains – a percentage that is considerably lower than the estimated market shares prevailing in Europe and the United States. Accordingly, we believe that there is an opportunity for us to grow correspondingly with the general growth of the supermarket sector in Israel.

Our Supermarkets

        We operate three supermarket formats, tailoring store sizes and product ranges to meet the preferences of each format’s target customers. Our supermarket formats are among the most recognized in Israel. According to A.C. Nielsen, our market share of the bar-coded market of non-durable goods in 2005 was 24.7%.

        See “Our Operations” for a description of our supermarket formats as of December 31, 2005.

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

Our Strategy

        Our strategy is to take advantage of our position as a leading food retailer in Israel, by expanding our market presence in existing retail food markets. To achieve this goal, we intend to pursue a number of operating and growth strategies, which include:

—	increasing our market share by opening additional store locations, improving and enlarging existing stores and, if necessary, reducing and/or closing underperforming stores;

—	increasing our market share of “Non-Food” and “Near-Food” products and to offer a wider selection of these products to consumers in our stores, including small electrical appliances, computers and computer accessories, textile and leisure products (such as videos and magazines). As part of this strategy, in February 2005 we acquired 50% of the holdings of “Hamachsan Hamerkazi Kfar Hasha’ashuim Ltd. (Central Warehouse/Toy Village)", Israel’s largest franchiser of “All for a Dollar”, toy and houseware stores;
—	considering the possibility of offering and selling other products, such as financial instruments, personal finance and insurance products, to our consumers;
—	exploring various alternatives to maximize the potential value of our real estate assets, including unused building rights. As part of this strategy, in June 2006, we transferred our real estate assets (excluding real estate owned by BSIP and its subsidiaries) and certain liabilities (including lease agreements with third parties and with BSIP) to a new wholly owned subsidiary (BSRE), and the Board of Directors of BSRE approved the filing of a draft prospectus for an initial public offering (IPO) on the Tel Aviv Stock Exchange, although there is no guarantee that such offering will in fact be completed;
—	differentiating our store brands and products from those of our competitors;
—	increasing operational efficiency;
—	focusing on improving the availability of products in our stores and reducing the shortage of products "on the shelves"; and
—	establishment of a new loyalty plan for the benefit of our customers.

Real Estate

        Most of our acquisitions of real estate have been in connection with the retail operation of our stores. Nevertheless, through our Real Estate Development Division, we are exploring various alternatives to maximize the potential value of our real estate assets, including our unused building rights.

        Recently, we transferred our real estate assets (excluding real estate owned by BSIP and its subsidiaries), all related rights and obligations and certain liabilities (including lease agreements with third parties and with BSIP) to Blue Square Real Estate Ltd. (BSRE), a new wholly owned subsidiary, that will manage approximately 146,000 square meters currently occupied by our stores and other lessees, as well as the unoccupied land and unused building rights under our ownership. Among the rights transferred are those pursuant to long term lease agreements, lease agreements (by or to the Company), partnership agreements, purchase agreements, easements and any other agreements between the Company and third parties relating to the transferred properties (including certain liabilities to banks for certain credit received by the Company).

        On May 4, 2005, the Israeli Tax Authority approved our application for a ruling stating that the transfer will receive favorable tax treatment under the provisions of Sections 104A and 105A(2) to the Income Tax Ordinance, subject to certain conditions that have not yet been fulfilled.

        As part of the Company’s preparations for the transfer to BSRE of the real estate assets and related financial obligations, in December 2005 the Company incurred a NIS 500 million loan from a bank. The sum of the loan was deposited in a limited deposit to secure the sum of the loan.

        The Company has transferred the loan to BSRE at the time of the transfer of the real estate assets to BSRE, while retaining the proceeds of the loan. The proceeds of the loan will remain on deposit with the bank lender to secure the repayment by BSRE of the transferred loan until BSRE provides its own substitute collateral acceptable to the bank lender. The Income Tax Authority agreed to the Company’s request to transfer the loan to BSRE while maintaining the deposit with the Company.

        Further, the Board of Directors of BSRE has approved the filing of a draft prospectus for an initial public offering (IPO) on the Tel Aviv Stock Exchange. There is no guarantee that BSRE will in fact complete such an offering.

        For more information about our real estate, please see “- D. Property, Plant and Equipment” below.

Competition

        The Israeli food retailing industry is highly competitive and is characterized by high turnover and narrow operating margins. We compete with the other major supermarket chain, Super Sol (which includes Clubmarket), low-priced private supermarkets, independent grocers, open-air markets, and other retailers selling supermarket goods. Competitive pressures increase as the supermarket sector in Israel approaches higher saturation levels and will continue to increase in the event that our competitors expand their operations or new companies enter the market with hard discount formats.

        We and the other major chain have expanded into low-priced store formats, and other major chains have expanded into hard discount formats. In addition, private supermarkets have continued to expand in selected areas, although the growth in market share of such private supermarkets slowed during 2005. These private supermarkets have been able to capture a significant part of the sales from the major chains in their areas by using lower cost non-unionized labor and having lower operating costs and, in some cases, by operating on Saturdays and offering non-Kosher food. Due to the above developments, we closed a number of underperforming stores during 2005. Large supermarket chains in Israel, including us, are kosher and therefore do not offer non-kosher food or operate on Saturdays.

        On November 29, 2005, the Commissioner of the Israeli Antitrust Authority granted an exemption from the obligation to receive approval for a restrictive arrangement with respect to certain arrangements between the Fourth Chain Company Ltd. (“the Fourth Chain”) and certain small private supermarkets chains. This exemption was granted subject to certain conditions and for initial period of two years. The Fourth Chain combines a number of small private supermarkets chains (the “Members”) which operate on local geographic level and its purpose is to develop a private label and to jointly negotiate with suppliers. Pursuant to the exempted arrangement, the Fourth Chain is expected to perform the following actions for its Members: to develop and market a private label which shall be marketed exclusively in the Member stores; to purchase for the Members complementary services and products; to negotiate with suppliers from abroad for the import of products for the Members and, in a later stage, to negotiate prices and commercial conditions with suppliers; to operate a central joint warehouse; and to sell products to retails other than its Members. According to the Commissioner decision, the aforesaid arrangement may generate some of the efficiencies of a major national-spread chain and therefore enable them to compete more efficiently with the major chains.

        In the sale of cosmetic, toiletries and hygiene products, we compete against establishments that sell such products, including the drug store chains SuperPharm and NewPharm.

        In addition, due to our entrance into the sale of “Near-Food” and “Non-Food” products, we compete against retail chains and stores outside the food industry, such as Toys “R” Us, Office Depot, household stores and others.

Our Operations

        Our supermarket operations are conducted under the Mega, Super Center and Shefa Shuk store formats, which are among the most well-recognized retail names in Israel. Pursuant to organizational changes instituted in 2005, we began to operate our three store formats as autonomous divisions. As a result of these organizational changes, marketing and operations decision-making were incorporated at the level of our three store divisions. The goal was to eliminate corporate-level personnel, while at the same time improving the performance of our individual store formats.

        Our supermarkets offer a wide selection of supermarket goods. The mix of products of each supermarket format varies to address the preferences of its target customers. Many of our supermarkets offer specialty departments such as full service bakeries, delicatessens, fresh meat and prepared food departments; certain supermarkets also contain franchise operations, which sell a variety of goods. Fifteen of our supermarkets also include drugstores, which sell medications, prescription medicines, cosmetics, perfume and personal hygiene items. In addition, we offer a range of “Non-Food” and “Near-Food” items and recently started to operate several “All for a Dollar”, toy and housewares departments within most of our large stores. In addition, we sell over the counter pharmaceutical medical products.

        A portion of our stores operations is owned directly by Blue Square, and the other portion is owned by Blue Square’s subsidiary, BSIP and its subsidiaries. The stores which are owned directly by Blue Square generally are less than 1,500 square meters, and the stores which are owned by BSIP and its subsidiaries generally are more than 1,500 square meters.

        The following table provides certain information regarding the Blue Square stores and the BSIP stores as of December 31, 2005:

	Blue Square Israel		BSIP		Total
Retail Format	Number of Stores	Store Space (square meters)	Number of Stores	Store Space (square meters)	Number of Stores	Store Space (square meters)

Mega (1)	1	7,000	39	156,830	40	163,830

Super Center (2)	83	76,600	10	16,960	93	93,560

Shefa Shuk (3)	20	23,950	15	30,660	35	54,610

Total	104	107,550	64	204,450	168	312,000

(1) Large stores (average size of 4,500 square meters), primarily located outside of city centers, offering a wide selection of food items and other departments at reduced prices.

(2) Medium and small size stores primarily located in city centers and local neighborhoods offering a more limited selection of food and household items at competitive prices.

(3) Low-priced supermarkets with a selection of products oriented to ultra-orthodox Jewish population and also designated to compete with local competition.

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

        We purchase products for our supermarkets from more than 1,100 suppliers, including manufacturers, importers and distributors. Approximately 82.1% of our grocery items and 88.4% of our meat and fish are delivered directly by suppliers to some of our stores. For certain other items, including 80.4% (in 2005) of fruits and vegetables, we provide distribution to our supermarkets through our distribution center. For the year ended December 31, 2005, approximately 23% of our sales were of products distributed from the distribution center.

        We actively seek to diversify our suppliers. However, we purchase most of our dairy, fresh produce and poultry products from Tnuva, an Israeli food cooperative, which holds a leading position in the domestic dairy and poultry markets. In 2005 Tnuva’s products accounted for approximately 12.4% of all the products sold at our supermarkets. In addition, Strauss-Elite group, an Israeli food manufacturer, accounted for approximately 9.8% of all products sold at our supermarkets in 2005, and the Osem group accounted for approximately 7.1% of all products sold at our supermarkets in 2005. Because of our status as a leading food retailer in Israel and the fact that we maintain an excellent and long-standing relationship with Tnuva, Strauss-Elite and Osem, we do not believe that there is a material risk of future stoppage of supply of products of these key suppliers. However, we do not have a written contract with Tnuva, Strauss-Elite or Osem obligating them to supply products to us. In addition, in recent years, there has been a process of consolidation among our suppliers. As a result, our largest suppliers now account for a larger percentage of our product purchasers. The ten largest suppliers for our supermarkets accounted for approximately 47.5% of our product purchases in 2005. We have not experienced any material problems in obtaining products of the quantity and type required.

Marketing

        We endeavor to create an awareness of our supermarkets as offering a combination of broad selection, high-quality service and competitive prices. Our primary advertising outlets, in addition to point-of-sale marketing, are television, newspapers, radio, billboards and direct mail. Store promotions are conducted, from time to time, in all our supermarkets, in specific chains or in individual stores. These promotions include our Mega club, Buy & Bonus incentive program, price reductions, gifts, coupons or deferred payment terms. We have joint advertising and sales initiatives together with some of our suppliers. The stores accept cash, checks, credit cards, gift certificates and prepaid electronic cards.

        On November 29, 2005 we entered into the following agreements:

        (a) an agreement with Dor Alon Energy In Israel (1988) Ltd. (“Dor Alon”), a related party, establishing a joint loyalty plan for the benefit of Blue Squares’ and Dor Alon’s customers, formed as a partnership to be held 75% by Blue Square and 25% by Dor Alon (the “Loyalty Plan”). Pursuant to the agreement, the partnership is governed by a managers board (the “Board”), which is comprised of six (6) members, four (4) of whom appointed by the Company (one of whom serves as the chairman of the Board), and two (2) of whom are appointed by Dor Alon;

        (b) an agreement among Blue Square and Dor Alon, on one hand, and Diners Club Israel Ltd. (“Diners Israel”), on the other hand, pursuant to which the Loyalty Plan will offer to its members a credit card issued by Diners Israel; and

        (c) an agreement under which Blue Square and Dor Alon would purchase 49% of the shares of capital stock of Diners Club Israel Ltd. from Credit Cards for Israel Ltd. (“CAL”) for a total consideration of NIS 21.3 million. The purchased shares will be allocated 36.75% to Blue Square and 12.25% to Dor Alon. The closing of this latter acquisition is subject to the satisfaction of certain conditions. The consideration will be funded through a loan to be granted by CAL to the Company and Dor Alon; repayment of the loan will be secured by the acquired shares.

        The Loyalty Plan’s goal is to promote customer loyalty to the Company and Dor Alon by, among other things, granting exclusive benefits to the Loyalty Plan members, including establishing a points based reward mechanism, and providing certain services or products under preferred terms and benefits at other businesses that would join the Loyalty Plan as secondary businesses. In addition, through the Loyalty Plan the Company may provide other services such of personal finance and insurance products.

        During the High Holiday and Passover seasons, we run gift certificates programs, under which we issue and sell gift certificates to institutions, companies and individuals. The gift certificates can be used in our stores as well as other stores with which we entered into collaboration agreements. We also participate in tenders in connection with the sale of our gift certificates. From time to time, we also operate joint marketing promotions with other entities.

        In addition, we operate the Blue Center website which allows customers to place orders via the Internet 24 hours a day and to have the products in our stores delivered to our customers’ homes from a nearby store within a few hours. Likewise, customers may order products by phone (through a calling center) or by fax. We endeavor to keep the website up to date with the same discounts that are available at our Super Center stores. Currently, the service is provided in limited geographic areas, mainly in Central Israel and in Jerusalem. It is our intention to expand the geographic areas to which the service is provided.

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

        The Israeli government is authorized to control the retail and wholesale prices of goods and services offered in Israel. At present, some of the products we offer in our stores, including bread, flour, eggs, milk and margarine are subject to government-imposed price controls. Recently, a new requirement has been imposed requiring bread suppliers to sell certain “basic” bread to retailers, such as the Company, at certain fixed prices (from May 2006 for an initial period of six months). As a result of this fixed wholesale price arrangement, together with the maximum retail price that we are permitted to charge our consumers for these “basic” breads, our profit margin for these breads has effectively been narrowed. Any imposition of more extensive price controls in the future than those that currently exist may have a material adverse effect on our operating results. See “Item 3. Key Information- Risk Factors- D. Government-imposed price controls may have a material adverse to effect on our operating results” for more information.

        Deposits for Drink Containers

        A law effective October 1, 2001 requires stores to charge a deposit for drink containers of less than 1.5 liters and more than 0.1 liter and accept the return of empty containers for refund. The Knesset, the Israeli parliament, is considering an amendment to this law which, among other things: (i) would require stores to also charge a deposit for drink containers of 1.5 liters and more and accept the return of empty containers for refund; (ii) would limit to 50 the number of containers which a store is required to accept from any customer on any single day; (iii) would impose the obligation to recycle the containers on the producers and/or the importers of the containers and (iv) would impose an affirmative duty on employers to supervise and to use their best efforts to prevent violations of the law by their employees. Under the proposed amendment, an employer may be held criminally liable for breaching its duty to prevent employee violations of the law. See “Item 3. Key Information – D. Risk Factors – The proposed amendment to the Law of Deposits on Beverage Containers, 1999, would impose significant expenses and costs on us, which could have a material adverse effect on our results of operations.”

        Blue Square is no longer a participant in the activities of a recycling corporation whose purpose is to set up and operate a mechanism to implement the provisions of the law. We have commenced a lawsuit against the recycling corporation for the reimbursement of expenses that the recycling corporation was obligated to reimburse Blue Square under the agreement between the founders of the recycling corporation and the recycling corporation. We have incurred expenses to allocate storage space for the empty containers and dedicate special cashiers for returning the deposits. We have also incurred expenses for additional personnel and equipment, including equipment in some of our stores that enable consumers to automatically receive their deposits while bringing back the empty containers without the need for store personnel. For information regarding a claim under the new law, See “Item 8. Financial information- A. Consolidated Statements and Other Financial Information – Legal Proceedings”.

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

        On May 29, 2003, the Commissioner of the Israeli Antitrust Authority announced that it had concluded its investigation of the above issue. The Commissioner of the Israeli Antitrust Authority notified us that due to the findings, the Israeli Antitrust Authority is considering taking enforcement actions against those who had violated the law. In addition, the Commissioner publicized a document of direction, which contained his view of the legality of certain commercial conduct between the large supermarket chains (which then consisted of Super Sol, ClubMarket and us) and the large suppliers, which was exposed during the investigation.

        On January 5, 2005, the Commissioner of the Israeli Antitrust Authority issued his final position regarding “commercial restrictive practices between the dominant food suppliers and the major supermarket retail chains”. According to the Commissioner’s final position, some of these practices were found to be restrictive trade agreements under the antitrust laws. The Commissioner prohibited these practices unless approved by the Restrictive Trade Practices Court or exempted by the Commissioner himself. The Commissioner announced the following operational measures to enforce the law:

—	The legal department of the Israeli Antitrust Authority is to take appropriate legal proceedings against any party to a clear violation of the law exposed during the investigation and, if necessary, take prospective legal measures, such as injunctions and issuing directives to monopolists.

—	Demand from the relevant supermarket retail chains and food suppliers to provide all existing agreements and arrangements with regard to year 2004 in order to ensure that the illegal practices have ceased and that the recommendations of the Commissioner have been implemented.

—	To review the practices and customs between the dominant suppliers and other supermarkets (i.e., which are not among the major supermarket retail chains) in order to confirm the legality of these arrangements under the antitrust laws.

The main directions in the final position document were the following:

—	Arrangements by which suppliers influence the setting of the number, identity or the extent of competing suppliers’ presence at such retail chain are proscribed restrictive arrangements according to the Commissioner.

—	Acquisition of retail display area by suppliers is not illegal per se’, but rather depends on the circumstances.

—	Category management by a dominant supplier must be subject to the review of antitrust authorities review. Category management by a retail chain with a supplier constitutes a restrictive arrangement, but is not completely proscribed and will be reviewed by the antitrust authorities on a case-by-case basis.

—	The use of suppliers’ representatives to physically arrange the shelves in the chains’ stores constitutes a restrictive arrangement.

—	Discounts and rebates in exchange for meeting sales targets. The Commissioner’s position is that the benefits granted to retailers by suppliers for attaining suppliers’ sales targets may reduce or prevent competition and therefore proscribed. The Commissioner stated that such system constitutes a type of “target discount”or “loyalty discount”, as opposed to legitimate “volume discount”. However, the Commissioner noted that under certain circumstances no enforcement will be executed for such arrangements.

—	The Commissioner considered to be a restrictive trade arrangement those arrangements between a large retail chain and a dominant supplier where the supplier is guaranteed that its market share in various product categories will remain above a certain percentage.

—	The Commissioner deemed prohibited agreements between a supplier giving a discount and retail chain under which either (i) the retail chain agreed not to permit a competing supplier to hold a sale at the same time on a competing product or (ii) the supplier agrees not to offer a similar sale to a competing retailer. However, the Commissioner added that giving a reasonable preference in display areas to one supplier while its products and the products of its competitors are both on sale may be justified under some circumstances.

—	The Commissioner deemed agreements between a supplier and a retail chain relating to the price to be charged to consumers for the supplier’s products to be proscribed restrictive arrangements.

—	The Commissioner’s position is that it is prohibited for a retail chain, when a competing chain in close geographical proximity is selling a product at a lower price, to lower the price of its own comparable product and charge the supplier for the difference.

—	The Commissioner permitted the exchange of information between the supermarket chains and their suppliers so long as it is done on a transparent and equal basis.

—	The Commissioner declined to intervene with the retail chain’s practices relating to their private label, as was requested by the suppliers.

        It should be noted that the Commissioner of the Antitrust Authority findings do not refer specifically to the Company.

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

        Following a meeting with the Commissioner in March 2005, the Commissioner delivered to us and to the other major chains a draft of a proposed consent decree with respect to the disputed issues. We and the other major chains held a few meetings with the Commissioner with respect to his final position document and the contents of the proposed consent decree; however, we did not reach to an understanding and the negotiations have ceased. Presently we do not know how, if at all, our business would be affected should the Commissioner take any action against us with respect to those issues under dispute which we believe are legal based on our consultations with our legal counsel.

        During December 2005, the Commissioner issued a draft of consent decree (the “Draft”), which was later submitted to the Restrictive Trade Practices Court for approval. The Draft is directed at the food suppliers listed therein and stipulates various prohibitions, conditions and restrictions that apply to these suppliers with regard to certain practices. The Draft addresses the following arrangements:

—	Reduction in the number of suppliers. Suppliers are prohibited from being a party to an arrangement by which they influence the setting of the number or identity of competing suppliers’ presence at retail chains. Decisions regarding the number and identity of suppliers and their products quantity, kind or location on the shelf space are to be made by the retail chain without interference by suppliers.

—	Acquisition of shelf and off-shelf display space. A dominant supplier is prohibited to be a part of: (i) an arrangement granting an allocation exceeding half of the overall display area designated for the product category in which he has dominance; (ii) an arrangement which its purpose or effect is granting exclusivity to one or more of the supplier’s products in an off-shelf display in which it has dominance (nevertheless, exclusive arrangement for off-shelf display for a limited discount period will not constitute a basis for enforcement measures under certain circumstances). In addition, arrangements with suppliers (as opposed to dominant suppliers) regarding allocation of shelf area or off-shelf display, if not prohibited according to the Draft, may not exceed a period of one year (the retail chain and the supplier may enter a new arrangement at the end of the one year term, provided the period of such new arrangement does not exceed one year and is in accordance with the provisions of the Draft).

—	Category management: Unless prior approval of the antitrust authorities is obtained, a dominant supplier is prohibited to be party to an arrangement whose purpose or effect is the supplier involvement (including as advisor) in the process of category management (nevertheless, a retail chain may consult with a supplier regarding innovations in this area).

—	Whereas in final position document, the Commissioner determined that the use of suppliers’ representatives to physically arrange the shelves in the chains’stores constitutes a restrictive arrangement, the suppliers disagree with this position, and the Commissioner agreed not to take enforcement measures with regard to such arrangements for 30 months, so long as such arrangements satisfy certain conditions.

—	Discounts and rebates in exchange for meeting sales targets. A dominant supplier may not be party to an agreement whose objective or effectis the grant benefits to the retail chain in connection to meeting sales targets of the products in which the supplier has dominance, unless the benefit is given only as a discount to the purchase of units sold in excess of the supplier’s sales basis in the chain and is restricted to these units alone. The prices of units sold in excess of the sales goals shall not be lower than the production costs of these units. In addition, a dominant supplier is prohibited from sanctioning a retail chain for failure to meet monopolistic sales targets regarding products for which the supplier posseses monopolistic power.

—	Setting market share. A supplier is prohibited from being a party to an arrangement whose purpose or effect is to determine the supplier’s market share (or restricting the market share of competing suppliers) in the chain’s sales.

—	Exclusivity in sales: A supplier is prohibited from entering into the following arrangements with retail chains without the prior approval of the antitrust authorities: (i) an arrangement whose purpose or effect is to restrict the ability of competing suppliers to respond to sales conducted by such supplier by way of lowering their prices and (ii) an arrangement whose purpose or effect is to restrict the ability of competing chains to respond to sales conducted by another chain, including by way of commitment of the supplier not to offer a similar sale to competing chains.

—	Price dictation by supplier. A supplier is prohibited from setting the consumer price of its products sold in the chain and from intervening in chain decisions regarding the setting of the consumer price of its products or of its competitors’ products. Nevertheless, a supplier may recommend the resale consumer price of its products to the chain, provided that the supplier takes no action to enforce such recommendation.

        The draft of the consent decree clarifies that nothing in the provisions contained therein prevents the chain from allocating shelf space at its own independent discretion, even if such allocation exceeds half the available shelf space, so long as there is no involvement or interference from the supplier and so long as there is no prior coordination or understanding with said supplier.

        The Company is not a party to the proposed consent decree; however, it could nevertheless have an effect on the practices of the Company’s suppliers.

        Consumer Protection Laws

        We are obligated to label prices on our products on the basis of two main laws: The Consumer Protection Law, 1981, and the Commodities and Services (Control) Law, 1957. Contravention of these laws constitutes a criminal offense. As a result, we expect to be charged in connection with discrepancies between the prices appearing on products, and the prices charged by the cash register at the point of sale. These discrepancies are the result of human error by personnel responsible for labeling our products. In any event, we are making our best efforts to minimize these errors, including directing store management to charge the lower price in situations where a discrepancy is found between the price on a product and the price appearing at the cash register.

        We are also obligated under these laws to advertise and conduct our business in a manner that is not misleading to our customers. Our obligations include, among other things, ensuring that our advertised prices are the prices that are actually charged by the cash registers in our stores, and ensuring that our coupons may be used in our stores as advertised. In December 2005, the applicability of the Consumer Protection Law with respect to the prohibition of misleading conduct was expanded to apply also to conduct following the completion of the transaction between the consumer and the supplier.

        In addition, pursuant to recent amendment of the Consumer Protection Law, we are obligated to post our merchandise return policy in our stores. The amendment also addresses the requirements of location, details, size and shape of the notice of such policy.

        In addition, in February 2006, new regulations were promulgated under the Consumer Protection Law, which regulates the warranty and post-sale services of certain electrical appliances. Under the regulations, sellers of new electrical appliances to the end user consumer are required to assume the responsibilities of the manufacturer(s) of the appliances in the event such manufacturer cannot be located. Such responsibilities include repairing any defect in the appliance (or, if necessary, exchange for non-defective appliance) during the warranty period, which repairs must be made within a certain period of time for certain appliances and, upon consumer request, supply of spare parts during the warranty period (and for certain appliances also one year thereafter). In addition, sellers must deliver to consumers a manufacturer warranty certificate with the delivery of the products. The regulation shall become effective within 180 days following their publication in February 2006.

        Following the collapse of the Clubmarket chain, a private bill (proposed legislation) was submitted to the Knesset according to which a seller (as defined under the Consumer Protection Law) may not sell gift certificates in excess of NIS 100,000 (approximately $20,000) unless such seller deposits with the Director of Consumer Protection a guaranty in total value of the gift certificates, for the assurance of the gift certificate redemption.

        In 2006, the Class Actions Law (the “Law”) was enacted (which codified prior existing class actions arrangements, including under the Consumer Protection Law). Under the Law, among other things, the causes of action under which one can bring a class action were substantially extended, the prerequisites for certifying and maintaining a class action were alleviated and the eligibility requirements for a class action representative were lowered. The Law is not unique to the line of business in which we engage; however, the expansion of the availability of the Law to potential claimants increases our exposure to potential lawsuits.

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

        Under the Pharmacists Regulation (Sale of Preparation without Prescription not in Pharmacy or by Pharmacist), over-the-counter pharmaceutical medical products (“OTC drugs”) may be sold by individuals other than pharmacists and in places other than drugstores. We are subject to certain obligations and requirements regarding the sale of OTC drugs in our stores, among them: appointment of a supervisor in each store that sells OTC drugs, requirements relating to the size, composition, sanitation, temperature and safety of the stores selling OTC drugs, storage requirements, signage requirements, maximum selling quotas to individual consumers, restrictions on sales to minors, restrictions on advertising and promotion and requirements to pay license and renewal fees.

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

        We operate all of the supermarkets, including 104 of the supermarkets that are directly owned by Blue Square, and the remaining supermarkets which are owned by BSIP’s subsidiaries. Stores owned by BSIP’s subsidiaries generated approximately 65% of our sales during 2005. Each of BSIP and its subsidiaries has its own board of directors. We appoint all or a majority of the board of directors of each of these companies and typically our appointee serves as the chairman of the board of directors of each company. Although we appoint all or most of the board of directors of each company, each company’s board of directors has independent fiduciary obligations to all of its shareholders and to the company itself. Blue Square is obligated to deal with its partially owned subsidiaries at “arm’s-length.” Moreover, in the case of BSIP, which is publicly traded on the Tel Aviv Stock Exchange, the board of directors must include two external directors appointed under Israeli law. These external directors must satisfy all the requirements of external directors under the Israeli Companies Law, 1999, referred to as the Israeli Companies Law.

        Our largest subsidiary is BSIP, of which Blue Square owned approximately 80.7% of the outstanding shares as of December 31, 2005. The balance of BSIP’s outstanding shares are publicly held and traded on the Tel Aviv Stock Exchange. BSIP, in turn, owns all of the outstanding shares of Hyper Hyper, which, as indicated in the table set forth below, is the owner of our interests in a number of its other subsidiaries and affiliates. Blue Square receives fees from its subsidiaries, including BSIP and Hyper Hyper, as payment for the management and consulting services it provides to them for purchasing, marketing, finance, store development, budgets and control, accounting and financial reporting, taxation, law, internal auditing and data processing services. See “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions”. For information concerning the flow of funds between Blue Square and its direct and indirect subsidiaries, see also “Item 5. Operating and Financial Review and Prospects–Liquidity and Capital Resources.”

        Set forth below is a list of our material holdings as of June 15, 2006. The company marked with an asterisk (*) is not consolidated in our financial statements.

Company (1)	Operations +	% Ownership Held by Blue Square

The Blue Square Chain Investments &
Properties Ltd.	Real estate and supermarkets	80	.7% (2)
The Blue Square Chain (Hyper Hyper) Ltd.	Supermarkets	80	.7% (3)
Blue Square Real Estate Ltd.	Real estate	100%
Radio Non Stop Ltd.*	Local radio station	26	.6%(4)
Hamachsan Hamerkazi Kfar Hasha'ashuim Ltd.	"All for a Dollar", toy and houseware
	stores	50%

(1)	All companies are incorporated under Israeli law.

(2)	The remaining shares of BSIP are held by the public and institutional investors and traded on the Tel Aviv Stock Exchange.

(3)	BSIP’s wholly owned subsidiary.

(4)	Hyper Hyper holds its interest in this company through a wholly owned subsidiary, which holds a 33% equity interest in Radio Non-Stop Ltd. The remaining interests are held by unaffiliated entities.

+	We are also a 50% owner in a 17,000 square meter shopping mall in Jerusalem (through BSRE).

D.	Property, Plants and Equipment.

        As of December 31, 2005 we owned or leased approximately 507,000 square meters of space. The following table provides certain details regarding the properties that we own and lease.

Properties	Number	Space (sq. meters)(1)

Total Existing Stores
Owned (including long term lease from Israel Land Administration)	93	162,900
Leased under 5 years	27	44,200
Leased between 6-10 years	24	49,000
Leased over 10 years	24	55,900

	168	312,000

Stores in Development
Owned	2	2,200
Leased between 5-25 years	16	30,100

		32,300

Owned Offices (Rosh Ha'ayin, Givataim)	2	9,500
Owned Warehouses (Rishon Letzion, Kiriat Gat, Kfar Saba)	3	26,000
Leased Warehouses (Barkan)	1	2,500

		38,000

Undeveloped Land (1)		84,000

Leased to Third Party (2)(3)		20,800

Unutilized Properties		19,900

TOTAL		507,000

(1)	The figures in this table do not include building rights.

(2)	Including a 50% interest owned by Blue Square in a 17,000 square meter shopping mall in Jerusalem, in which we operate a 5,000 square meter store.

(3)	Including a 50% interest owned indirectly by BSIP in a 7,100 square meter shopping mall in Be’er Sheva.

        In 2006, we opened and plan to open (including by way of acquiring ex- Clubmarket stores) approximately nine additional supermarkets, totaling approximately 15,600 square meters of store space, in localities whose populations are currently under-served by supermarkets or in localities in which we do not have sufficient market presence. In addition, we plan to continue to remodel some of our supermarkets to give them a more “upscale” orientation, offering improved product selection and increased focus on customer service. Remodeling typically includes the installation of new display fixtures, additional shelf space, specialty departments and checkout counters. Our experience has been that supermarket remodeling, which is conducted in each store every eight to twelve years, usually improves sales per square meter. We currently plan to spend more than NIS 100 million, or $22 million, on the acquisition and development of new supermarkets and the remodeling of our existing supermarkets through the end of 2006.

        Most of our acquisitions of real estate have been in connection with the retail operation of our stores. Nevertheless, through our Real Estate Development Division, we are exploring various alternatives to maximize the potential value of our real estate assets, including our unused building rights. Recently, we transferred our real estate assets (excluding real estate owned by BSIP and its subsidiaries) and certain liabilities (including lease agreements with third parties and with BSIP) to a new wholly owned subsidiary (BSRE) that will manage approximately 146,000 square meters currently occupied by Blue Square’s stores and other lessees, as well as the unoccupied land and unused building rights previously under Blue Square’s ownership, with the goal of seeking ways to maximize their value. The Board of Directors of BSRE has recently approved the filing of a draft prospectus for an initial public offering (IPO) on the Tel Aviv Stock Exchange. There is no guarantee that BSRE will in fact complete such an offering.

        For further information regarding our real estate, please see “Item 4. Information on The Company – B. Business Overview – Real Estate.”

        We also have begun to construct a gasoline station to be operated by us on one of our properties, and we are currently examining the feasibility of establishing and operating additional gasoline stations on other properties.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion and analysis should be read together with “Item 3. Key Information – A. Selected Financial Data” and our consolidated financial statements and notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth in “Item 3. Key Information–D. Risk Factors.”

        General

        The year 2005 saw a continuation of Israel’s improved economic environment, as well as our growth reflected in steadily rising revenues and same store sales. This resulted from an improved economy, intensified marketing, consolidation of our store formats into three well-differentiated brands and increase in our efficiency.

        In recent years, due to a recession and an increase in unemployment in Israel, the most important factor in the purchase decisions of a larger portion of the Israeli public has been the price of the products it purchases. Even following the improved economic environment during 2005, the price of products has remained a significant factor in the purchase decisions of many consumers. At the same time, during 2005, there was an increase in sales made by the local neighborhoods and city centers stores (which are relatively more expensive stores). Such increase may suggest that, for part of the consumers, there has been a change in their buying patterns, i.e., preferring convenience and geographical proximity to the lower prices of supermarket stores.

        In response to the increased focus on the price of products, private supermarkets have continued to expand their presence in selected areas, increasing competition in an already difficult market, although the growth in market share of such private supermarkets slowed during 2005. These private supermarkets have been able to capture a significant part of the sales from the major chains in their areas by using lower cost non-unionized labor and having lower operating costs and, in some cases by operating on Saturdays and offering non-kosher food. Large supermarket chains in Israel, including us, are kosher and therefore do not offer non-kosher food or operate on Saturdays. We and other major chains have also responded to consumers’ increased focus on the price of products by continuing our expansion into low-price store formats, and other major chains have expanded into hard discount store formats.

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

        During 2005 we completed the process of streamlining our store brands to just three – Mega, Super Center and Shefa Shuk – in order to increase the effectiveness of our marketing investments and differentiate our store brands. In planning the mix of our stores, we have taken a regional view, with the goal of bringing all three of our store brands within the shopping range of every Israeli consumer. As expected, the conversion of higher-priced stores to lower-margin formats has impacted our gross margins, but we were partially compensated in 2005 by increases to our regional sales volumes. Furthermore, pursuant to organizational changes instituted in 2005, we began to operate our three store formats as autonomous divisions. As a result of these organizational changes, corporate-level marketing and operations roles were incorporated into our three store divisions. The goal has been to eliminate corporate-level personnel, while at the same time improving the performance of our individual store formats.

        We are increasing the variety of products sold in our stores in two categories: “Non-Food” items such as housewares, toys, entertainment and leisure products, small electrical appliances, computers and computers accessories and textile products, and “Near-Food” items such has health and beauty aids, toiletries, cleaning products, paper goods and baby supplies. These items carry higher average margins than our food items and increase the portion of our customers’ shopping needs that are addressed in our stores. As part of this strategy, in 2005 we acquired 50% of the holdings of “Hamachsan Hamerkazi Kfar Hasha’ashuim Ltd. (Central Warehouse/Toy Village)", Israel’s largest franchiser of “All for a Dollar”, toy and houseware stores. In addition, we sell over the counter pharmaceutical medical products to further expand the mix of goods sold in our stores.

        Operating Results.

        The following table sets forth certain statement of income data as a percentage of sales for the periods indicated:

	Year Ended December 31,
	2003	2004	2005
	%	%	%

Sales	100.00	100.00	100.00
Gross profit	26.9	26.2	25.9
Selling, general and administrative expenses	23.0	22.4	21.9
Operating income	3.9	3.7	4.0
Taxes on income	0.2	0.8	1.0
Minority interest in profit of subsidiaries, net	0.2	0.3	0.3
Net income (loss)	(0.1)	1.1	1.6

Year Ended December 31, 2005 compared with year ended December 31, 2004

        Sales Sales in 2005 were approximately NIS 5,797 million, or $1,259.4 million, an increase of approximately 8.0% compared with sales of approximately NIS 5,366 million in 2004. The growth in sales derived from:

—	The opening of seven stores during 2005, increasing the Company’s sales area by 12,000 square meters.

—	The contribution of Kfar Hashaashuim’s sales for the year, increasing the Company’s revenues by NIS 90.8 million (approximately U.S. $19.7 million) in the third and fourth quarters of 2005, following the consolidation of Kfar Hashaashuim’s financial statements into the Company’s financial statements;

—	The increase of Non-Food sales in Blue Square stores due to the collaboration with Kfar Hashaashuim;

—	The collapse of the Clubmarket chain, which led to a temporary increase in the number of shoppers in the Company’s stores in the third quarter;

—	The success of the Company's brand consolidation program and marketing initiatives; and

—	Stronger redemption of gift certificates as compared to 2004.

        Gross profit. Gross profit in 2005 was approximately NIS 1,498.8 million, or $325.6 million, an increase of 6.8% compared with gross profit of approximately NIS 1,403 million in 2004. This increase in gross profit reflected the higher level of sales mitigated by a decrease in the gross margin to 25.9% in 2005 compared to 26.2% in 2004. The decrease in margin reflected:

—	An increase in the proportion of discount sales in the overall sales mixture due to the Company's consolidation program;

—	Strong competition throughout the Company's markets;

—	An increase in discounts associated with the redemption of gift certificates during holiday seasons; and

—	Offset partially by better terms from suppliers and better pricing policies.

        Selling, general and administrative expenses. Selling, general and administrative expenses in 2005 were approximately NIS 1,269.8 million, or $275.9 million, an increase of 5.5% compared with selling, general and administrative expenses of approximately NIS 1,203.4 million in 2004. This increase reflected:

—	Expenses of new stores opened during the prior 12 months;

—	Aggressive advertising and marketing campaigns carried out during the year;

—	A significant increase in electricity and energy expenses; and

—	An increase in CPI (Consumer Price Index)-related expenses.

        However, as a percentage of revenues, expenses declined to 21.9% of sales from 22.4% in 2004.

        Operating income. Operating income in 2005 was approximately NIS 229 million, or $49.8 million, an increase of 14.5% compared with approximately NIS 200 million in 2004, resulting in an operating margin for the year of 4.0% compared to 3.7 % in 2004. The increase in operating income reflects the increased revenues and gross profit for the period, mitigated somewhat by increased selling, general and administrative expenses.

        Financial expenses, net. Financial expenses, net in 2005 were approximately NIS 59.5 million, or $12.9 million, compared with financial expenses of approximately NIS 58.1 million in 2004. This change reflected:

—	Increase in financial expenses of long term loans and debentures from NIS 59.5 million in 2004 to NIS 66.5 million in 2005. This increase resulted from the increase in linkage costs in connection with our debentures due to the increase in CPI in 2005 offset somewhat by a decrease in linkage costs of a loan linked to the Swiss Frank.

—	Increase in interest income, net of short-term credit, bank commissions and other from NIS 0.7 million in 2004 to NIS 7 million in 2005 mainly due to an increase in financial income from advance payments to suppliers.

        Other income (expenses), net. Other income, net in 2005 was approximately NIS 0.7 million, or $0.15 million, compared with other expenses, net of approximately NIS 20 million in 2004. The 2005 other income consisted primarily of the following:

—	a capital gain of NIS 2.3 million (U.S. $0.5 million) related to the sale of one of the Company's subsidiaries; and

—	NIS 0.7 million (U.S. $0.15 million) in respect of capital gains resulting from the sale of fixed assets,

        offset by:

—	a provision of NIS 2.7 million (U.S. $0.6 million) in connection with the closure of stores.

Other expenses for 2004 consisted primarily of the following:

—	a provision of NIS 8.4 million in respect of the impairment of assets, in accordance with Israel Accounting Standard No. 15 (Impairment of Assets), and the closure of stores;
—	NIS 4.7 million related to dismissal of employees from the Company's headquarters; and
—	NIS 4.5 million as a compensation payment for the termination of a private label contract.

        Taxes on income. Taxes on income in 2005 were NIS 58.5 million, or $12.7 million, compared with approximately NIS 41.2 million in 2004. As a percentage of income before taxes on income, taxes on income increased to approximately 35.7% in 2005, compared with 35.4% in 2004. This reflected principally a decrease in tax deduction (from approximately NIS 3.0 million in 2004 to approximately NIS 0.2 million (U.S. $0.04 million) in 2005). This deduction results from the difference between measurement of income reported for tax purposes (which is calculated on the basis of changes in CPI) and the basis of measurement of income for financial reporting purposes (in nominal values, commencing January 1, 2004). The increase was offset partially by the reduction of the Company’s nominal tax rate in line with amendments to the Income Tax Ordinance that were enacted in July 2004 and August 2005 that provide for a gradual reduction in the rate of corporate tax. As a result, the Company’s corporate tax rate was reduced from 35% in 2004 to 34% in 2005, and will be reduced during the next five years as follows: 2006 – 31%; 2007 – 29%; 2008 – 27%; 2009 – 26%; 2010 and thereafter – 25%.

        Minority interest in profit of subsidiaries, net. Minority interest in profit of subsidiaries, net in 2005 was approximately NIS 15.7 million, or $3.4 million, an increase of 15.9% compared with approximately NIS 13.6 million in 2004. This increase in minority interest in profit of subsidiaries, net is primarily attributable to the increase in the net income of BSIP in 2005.

        Net income. Net income in 2005 increased by 48.6% to NIS 90.0 million, or $19.5 million (NIS 2.32 or $0.50 per ADS) compared with a net income of approximately NIS 60.5 million in 2004 (NIS 1.57 or $0.34 per ADS).

Year Ended December 31, 2004 compared with year ended December 31, 2003

        Sales. Sales in 2004 were approximately NIS 5,366 million, an increase of approximately 3.8% compared with sales of approximately NIS 5,171 million in 2003. This increase in sales reflects the success of the Company’s brand consolidation and expansion programs during the year. Over the course of the year, we converted all stores into three well-differentiated brands: Mega, SuperCenter and Shefa Shuk.

        Gross profit. Gross profit in 2004 was approximately NIS 1,403 million, an increase of 0.7% compared with gross profit of approximately NIS 1,393 million in 2003. This increase in gross profit reflected the higher level of sales mitigated by a decrease in the gross margin to 26.2% in 2004 compared to 26.9% in 2003. This reflects an increase in discounted sales as a percentage of the overall sales mixture due to the Company’s brand consolidation program, especially the conversion of Co-Op stores to Super Centers and Super Centers to Megas and Shefa Shuks, offset somewhat by improved buying terms with suppliers.

        Selling, General and administrative expenses. Selling General and administrative expenses in 2004 were approximately NIS 1,203 million, an increase of 1.1% compared with operating and administrative expenses of approximately NIS 1,190 million in 2003. This increase is attributable to the Company’s addition of new stores during the year. However, Selling, General & Administrative Expenses (SG&A) declined as a percentage of revenues to 22.4% from 23.0% in 2003. This illustrates the ongoing success of the Company’s efficiency efforts.

        Operating income. Operating income in 2004 was approximately NIS 200 million, a decrease of 1.3% compared with approximately NIS 203 million in 2003, resulting in an operating margin for the year of 3.7% compared to 3.9% in 2003. The decrease in operating income and operating margin was due to a decrease in gross margin offset somewhat by a decrease in expenses.

        Financial income (expenses), net. Financial expenses, net in 2004 were approximately NIS 58 million, compared with financial expenses, net of approximately NIS 49 million in 2003. The higher level of financial expenses for 2004 reflects increased total debt following the Company’s issuance of debentures in August 2003 and the increased dividend payments during the year (which the Company financed partially by increasing its debt), a reduction in income from the revaluation of marketable securities and interest income from short-term deposits. These were partly offset by a reduction in financial expenses due to the termination of adjustments for the effects of inflation following the introduction and effectiveness of Israel Accounting Standard No. 12.

        Other expenses, net. Other expenses, net in 2004 were approximately NIS 20 million, compared with other expenses, net of approximately NIS 137 million in 2003. The 2004 charges consisted primarily of the following:

—	a provision of NIS 8.4 million in respect of the impairment of assets, in accordance with Israel Accounting Standard No. 15 (Impairment of Assets), and the closure of stores;
—	NIS 4.7 million related to dismissal of employees from the Company's headquarters; and
—	NIS 4.5 million as a compensation payment for the termination of a private label contract.

        Other expenses for 2003 consisted primarily of the following:

—	a one-time expense of NIS 63.9 million recorded in the second quarter of 2003, related to agreements reached between Blue Square and its employees after the change in control of the Company, according to which Blue Square’s employees were entitled to receive certain one-time bonuses and additional future benefits;

—	a provision of NIS 49.2 million in respect of impairment of fixed assets and the costs of closure of unprofitable stores (lease termination costs and others); and

—	a provision of approximately NIS 26 million in respect of the dismissal of approximately 250 employees as a result of an adoption of an efficiency plan by the Company.

        Under Israeli GAAP the above expenses can be classified as “other expenses”. However, under U.S. GAAP these expenses are classified as operating expenses, see note 18 (a)(12) to the financial statements.

        Taxes on income. Taxes on income in 2004 were NIS 41.2 million, compared with approximately NIS 8.4 million in 2003. As a percentage of income before taxes on income, taxes on income decreased to approximately 35.4% in 2004, compared with 73.4% in 2003. This higher effective tax rate applicable to us in 2003 primarily resulted from our incurrence of a significantly higher amount of non-deductible expenses in 2003 resulting mainly from the operation of Accounting Standard No. 15, “Impairment of Assets”. In 2004, the Company’s nominal tax rate was reduced from 36% to 35% in accordance with the Income Tax Ordinance Amendment adopted on June 29, 2004, which provides for the gradual reduction in the rate of corporate tax commencing from January 1, 2004. In August 2005, a further amendment (No. 147) was published, which makes a further revision to the corporate tax rates prescribed by Amendment No. 140. As a result of the aforementioned amendments, the corporate tax rates for 2004 and thereafter are as follows: 2004 – 35%, 2005 – 34%, 2006 – 31%, 2007 – 29%, 2008 – 27%, 2009 – 26% and for 2010 and thereafter – 25%.

        Minority interest in profit of subsidiaries, net. Minority interest in profit of subsidiaries, net in 2004 was approximately NIS 13.6 million, an increase of 24.9% compared with approximately NIS 10.9 million in 2003. This increase in minority interest in profit of subsidiaries, net is primarily attributable to the increase in the net income of BSIP in 2004.

        Net income. Net income in 2004 was approximately NIS 60.5 million, compared with a net loss of approximately NIS 7.0 million in 2003.

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

	Net sales		Operating income
	NIS	Percentage of Full Year	NIS	Percentage of Full Year
	(In thousands)		(In thousands)

2005
First quarter	1,313,883	22.67%	52,757	23.03%
Second quarter	1,422,032	24.53%	58,709	25.63%
Third quarter	1,585,581	27.35%	59,177	25.84%
Fourth quarter	1,475,522	25.45%	58,404	25.50%

2004
First quarter	1,285,876	23.97%	50,053	25.02%
Second quarter	1,318,452	24.57%	56,088	28.03%
Third quarter	1,384,523	25.80%	51,260	25.62%
Fourth quarter	1,376,933	25.66%	42,689	21.33%

Exchange Rates

        At December 31, 2005, the representative rate of exchange of the NIS to the dollar, as published by the Bank of Israel, was NIS 4.603 = $1.00. At June 15, 2006, the representative rate of exchange of the NIS to the dollar, as published by the Bank of Israel, was NIS 4.46 = $1.00. The table below sets forth, for the periods and dates indicated, certain information concerning the representative exchange rate of the NIS to the dollar, as published by the Bank of Israel for the years ended December 31, 2001 through 2005:

Year Ended December 31,	Period End	Average Rate (1)	High	Low
(NIS per $1.00)

2001	4.42	4.21	4.42	4.07
2002	4.74	4.74	4.99	4.44
2003	4.38	4.55	4.92	4.28
2004	4.31	4.48	4.63	4.31
2005	4.60	4.49	4.74	4.30

(1)     The average of the daily exchange rates in each year.

        The following table sets forth certain information concerning the representative exchange rate of the NIS to the dollar, as published for the months January through May 2006.

Month	Period End	Average Rate (1)	High	Low
(NIS per $1.00)

January	4.66	4.62	4.66	4.58
February	4.71	4.70	4.73	4.66
March	4.67	4.69	4.72	4.66
April	4.50	4.58	4.67	4.50
May	4.52	4.47	4.52	4.43

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

        Beginning January 1, 2004, our financial statements ceased to be adjusted for inflation in accordance with Israeli Accounting Standard No. 12 adopted by the Israeli Accounting Standards Board. As a result of the adoption of this standard, our assets and shareholders equity ceased to be adjusted for inflation in Israel, while the repayment of interest and principal under most of our loans and all debentures continues to be linked to the Israeli CPI as provided in our loan and debenture agreements. As a result, an increase in inflation would have the effect of increasing our financial expenses without any offsetting increase in our assets and revenues on our financial statements, leading to lower reported earnings and shareholders equity.

Political Conditions

        We and all of our subsidiaries are incorporated under Israeli law and our principal offices and operations are located in the State of Israel. Political, economic, security and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying from time to time, in intensity and degree, has led to security and economic problems for Israel. Israel signed a peace treaty with Egypt in 1979 and a peace treaty with Jordan in 1994. Israel has not entered into any peace agreement with Syria and Lebanon. Since October 2000, hostilities between Israel and the Palestinians, including the Palestinian Authority, have substantially increased. These hostilities include terrorist acts in Israel and military operations in the West Bank and Gaza. Those hostilities had a negative effect on the Israeli economy. In January 2006, Hamas, an Islamic movement responsible for many attacks against Israelis, won the majority of the seats in the Parliament of the Palestinian Authority. The election of a majority of Hamas-supported candidates is expected to be a major obstacle to relations between Israel and the Palestinian Authority, as well as to the stability in the Middle East as a whole. The future effect of the continuance of these hostilities on the Israeli economy and our operations is unclear.

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

        All of our sales are made in Israel and a substantial majority of the goods that we sell are grown, manufactured or processed in Israel. Consequently, our financial performance is dependent to a significant extent on the economy of Israel. During 2002, Israel’s Gross Domestic Product declined by 1.2%, while in 2003, 2004 and 2005, it rose by 1.7%, 4.4% and 5.2%, respectively. The economic slowdown during 2002 and a portion of 2003 adversely affected our financial performance. Initial reports indicate that the Israeli economy grew by 6.6% at the first quarter of 2006. We cannot be sure how any growth or decline in the Israeli economy will affect our financial performance.

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

Corporate Tax Rate

        We are subject to income tax in Israel at the rate of 31% of our taxable income in 2006 (34% in 2005).

        The income of the Company and its subsidiaries is taxed at the regular rate. Through December 31, 2003, the corporate tax rate was 36%. In July 2004, an amendment (No. 140) to the Income Tax Ordinance was enacted. One of the provisions of this amendment is that the corporate tax rate is to be gradually reduced from 36% to 30%. In August 2005, a further amendment (No. 147) was published, which makes a further revision to the corporate tax rates prescribed by Amendment No. 140. As a result of the aforementioned amendments, the corporate tax rates for 2004 and thereafter are as follows: 2004 – 35%, 2005 – 34%, 2006 – 31%, 2007 – 29%, 2008 – 27%, 2009 – 26% and for 2010 and thereafter – 25%.

        For further tax information, see "Item 10. Additional Information- E. Taxation-Israeli Tax Considerations."

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

        According to accounting Standard No. 20 (Amended) – “The Accounting Treatment of the Goodwill and Intangible Assets on the Acquisition of Investee Companies”, effective as of January 1, 2006, goodwill and intangible assets that are identified as having an infinite life are no longer amortized; instead, an annual (or more frequent) impairment test of these assets is required to be performed in order to establish the existence of events or circumstances indicating a possible impairment in the value of such assets.

        Under U.S. GAAP (SFAS 141 and SFAS 142 – goodwill that arose from acquisitions prior to July 1, 2001 was amortized until December 31, 2001, on a straight-line basis over the estimated period of benefit and thereafter is no longer amortized. Goodwill is to be tested for impairment on adoption of SFAS 142 and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired. Goodwill is tested for impairment on the reporting unit level. Goodwill attributable to a reporting unit is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is determined based on market value of the reporting unit. The reporting unit to which most of the goodwill was attributed is a subsidiary, whose shares are traded on the Tel-Aviv stock exchange, and therefore its fair value is determined based on its shares’ market value.

        Recently issued accounting pronouncements in Israel and in the United States

For information on recently issued accounting pronouncements in Israel and in the United States, see notes 2w and 18c to our consolidated financial statements.

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

        Cash generated by operations was approximately NIS 210 million in 2005, a decrease of 40% compared with approximately NIS 349 million in 2004. This decrease in cash generated by operations in 2005 was mainly due to:

—	a decrease of approximately NIS 40 million in trade payables in 2005 compared with an increase of NIS 115 million in 2004 resulting from a change in the payment date to suppliers at the end of 2005 as opposed to payments dates at the end of 2004; and

—	an increase in inventories in the amount of NIS 43 million in 2005 compared with an increase of NIS 13 million in 2004 due to an increase in number of stores in 2005 compared with 2004, and the purchase of our inventory of “Non-Food” products in 2005.

        offset by:

—	net cash flow from operating activities excluding change in working capital was NIS 274 million in 2005 compared to NIS 243 million in 2004.

        Cash generated by operations amounted to approximately NIS 349 million in 2004, an increase of 35% compared with approximately NIS 259 million in 2003. The increase in cash generated by operations in 2004 was mainly due to the following:

—	net cash flows from operating activities excluding changes in working capital was NIS 243 million in 2004 compared to NIS 199 million in 2003;

—	an increase of approximately NIS 114 million in trade payables in 2004 compared with an increase of NIS 28 million in 2003 resulting from a change in the payment date to suppliers at the end of 2004 as opposed to payment dates at the end of 2003;

—	a decrease in trade receivables in the amount of NIS 4 million in 2004 compared with an increase of NIS 22 million in 2003 resulting from an advance payment of NIS 80 million made by credit card companies in 2004 following their agreement to spread their payments to us more evenly during each month. As a result of this agreement, a portion of the payments by the credit card companies to us are made earlier in the month, and a portion later in the month. On the other hand, the amount owed by customers increased by approximately NIS 50 million due to the higher sales in December 2004, compared to sales in December 2003; and

—	an increase in inventories in the amount of NIS 13 million in 2004 due to an increase in the number of stores compared with a decrease in inventory of NIS 54 million in 2003 due to a decrease in number of stores.

        In 2005, approximately 38.6% of our sales were paid for with cash and cash equivalents at the point-of-sale, approximately 60.8% of sales were paid for with credit cards and approximately 0.6% of sales were paid for with other short-term credit arrangements.

        During 2005, the average time period that we held inventory was 27 days and the average time period within which our accounts receivable were paid was 28 days. By contrast, as of such date the average time period for payment of our accounts payable was 62 days. Accordingly, increased capital resources are not required to support an increase in our receivables or inventories because we generally sell our products before we pay our suppliers.

        Other sources of liquidity are long-term and short-term borrowing from banks. During 2005, we received long-term borrowings of NIS 633.2 million, or $138 million. This amount includes NIS 500 million, or $109 million, that we incurred in December 2005, as part of our preparations for the transfer to BSRE, our wholly owned subsidiary, of real estate assets and related financial obligations. The sum of the loan was deposited in a limited deposit to secure the sum of the loan, and the Company has transferred the loan to BSRE at the time of the transfer of the real estate assets to BSRE, while retaining the proceeds of the loan. The Company currently intends to use the proceeds of the loan for investments, for repaying of debts and for dividend distributions. See “Item 4. Information on The Company – B. Business Overview – Real Estate.”

        During 2005, we repaid NIS 139.2 or $30 million, in long-term borrowings and received NIS 4.92 million or $1.1 million in short-term borrowings. In 2003, we issued NIS 400 million in aggregate principal amount of unsecured 5.9% convertible and nonconvertible debentures with installments of principal on the convertible debentures due in 2007, 2009 and 2011 and installments of principal on the nonconvertible debentures due in 2012, 2013 and 2014.

        During 2005 and 2006, the following dividends were paid:

        On June 22, 2006, we paid a dividend of $0.17 per share in the amount of NIS 30 million or approximately $6.7 million.

        On April 20, 2006, we paid a dividend of $0.27 per share in the amount of NIS 50 million or approximately $10.7 million.

        In September 2005, we paid a dividend of $0.28 per share in the amount of NIS 50 million or approximately $11 million.

        In January 2005, we paid a dividend of $0.23 per share in the amount of NIS 39 million or approximately $9 million.

        In April 2005, BSIP paid a dividend totaling NIS 80 million or $18.6 million, approximately NIS 65 million or $15 million of which was distributed to Blue Square, and approximately NIS 15 million or $3.5 million was distributed to other shareholders. The dividend distribution required a court approval (which was granted on March 6, 2005) because the distribution did not meet the “profit test” under the Israeli Companies Law. The distribution was made from capital gains that were originally classified as a capital reserve that originated from a transaction in 1998 with a former controlling shareholder. BSIP financed the distribution in part by bank financing. Due to this transaction, the Company reclassified its share in this capital gain in the amount of NIS 44.9 million from a capital reserve (within additional paid in capital) to retained earnings.

        In recent years, we funded our renovation, remodeling and expansion programs primarily from cash generated by our operations and from long and short-term loans from banks. During 2005, we invested approximately NIS 89.1 million, or $19.3 million, in fixed and other assets, in the development of new stores and in existing store renovation and remodeling, a decrease of 0.4% compared with approximately NIS 89.4 million during 2004 which, in turn, represented a decrease of 35.5% compared with approximately NIS 139 million during 2003. We currently plan to spend in excess of NIS 100 million, or $22 million for the development or acquisition of new supermarkets, the renovation and remodeling of our existing supermarkets and related investments through the end of 2006. We intend to finance our store development, renovation, modeling, expansion and acquisitions mainly from cash generated by our operations.

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

        The following table sets forth certain information concerning our obligations and commitments to make future payments under contracts, such as debt and lease agreements:

	Expected Maturity (NIS in thousands)
	2006	2007	2008	2009	2010	From 2011 and thereafter	Total

Long term loans
from banks (1)	254,606	673,154	50,607	45,030	12,513	-	1,035,910
Non-Convertible
Debentures (2) (3)	68,258	-	68,258	-	68,259	-	204,775
Convertible
Debentures (2) (4)	-	61,663	-	61,663	-	61,663	184,989
Non-cancelable Long
term leases	113,065	112,259	106,973	101,324	87,672	374,294	895,587

Total contractual
cash obligations	435,929	847,076	225,838	208,017	168,444	435,957	2,321,261

(1)	The table above does not include payments of interest on our long-term loans because the actual interest payments on most of the loans are dependent on variable parameters, such as changes in the Israeli CPI, variable interest rates or foreign currency rates which cannot be predicted at the date of this report. Without taking into account any changes in the Israeli CPI or changes in foreign currency rates and assuming the relevant variable interest rate will remain at its level as it was as of December 31, 2005 (5% per annum), interest payments on the long-term loans would be NIS 47,354 in 2006, NIS 9,309 in 2007, NIS 3,531in 2008, NIS 1,550 in 2009 and NIS 101 in 2010 and thereafter.

(2)	These debentures bear interest at an annual rate of 5.9% and are linked (principal and interest) to the Israeli CPI, but in the event the Israeli CPI is less than the base index (index known at date of issuance), the amount of debentures will not be adjusted below the base index. Without taking into account any changes to the Israeli CPI, interest payments on the Non-Convertible Debentures would be NIS 10,458 in 2006, NIS 8,054 in 2007, NIS 6,430 in 2008, NIS 4,027 in 2009, and NIS 2,403 in 2010. Without taking into account any changes to the Israeli CPI, interest payments on the Convertible Debentures would be NIS 10,914 in 2006, NIS 9,447 in 2007, NIS 7,276 in 2008, NIS 5,809 in 2009, NIS 3,638 in 2010 and, NIS 2,171 in 2011. The table above does not include payments of interest on our debentures because the actual interest payments on these debentures will depend on changes in the Israeli CPI, which cannot be predicted at the time of this report.

(3)	The principal is repayable in three equal annual installments on August 5 of each of the years 2012 to 2014. Notwithstanding the above, on August 5 of each of the years 2006, 2008 and 2010, the holders of the debentures will be entitled to early redemption of the principal provided that on each of the said dates, we will not repay more than one third of the par value of the debentures outstanding as of that date. This table assumes early redemption of these debentures.

(4)	The principal is repayable in three equal annual installments on August 5 of each of the years 2007, 2009, and 2011.

        As of December 31, 2005, Blue Square had entered into agreements for investments in fixtures and equipment in the aggregate amount of approximately NIS 8 million, or $1.7 million.

        Dividends

        In addition to the dividends described above under “- Sources and Uses of Cash”, the following dividends were paid from 2001 to 2004:

        During 2004, Blue Square distributed to its shareholders a dividend of $1.48 per share in an aggregate amount of approximately NIS 253 million.

        In May 2004, BSIP paid a dividend totaling NIS 400 million, approximately NIS 320 million of which was distributed to Blue Square, and approximately NIS 80 million of which was distributed to other shareholders. BSIP financed the distribution in part by bank financing.

        During 2003 Blue Square distributed to its shareholders a dividend of $1.72 per share in aggregate amount of approximately NIS 295 million.

        During 2002, Blue Square distributed to its shareholders a dividend of $0.72 per share in an aggregate amount of approximately NIS 128 million.

        During 2001, Blue Square distributed to its shareholders a dividend of $0.31 per share in an aggregate amount of approximately NIS 51.9 million.

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

        Short-Term Credit from Banks

        The following table sets forth the principal terms of our short-term credit from banks and others:

	December 31
	2004	2005
	NIS in thousands

Short- term credit from banks	24	36,452

Current maturities of Long-term loans	136,517	254,606

	136,541	291,058

        Long-Term Loans from Banks

        The following table sets forth the principal terms of our long-term loans from banks:

	December 31			Annual Interest Rate %
	2004	2005
	NIS in thousands

In foreign currency -
Swiss Frank	49,482	45,480		2.33
In Israeli currency -
Linked to the Israeli CPI (2)	228,897	305,450		5.1	(1)
Unlinked (3)	248,513	684,980	(4)

	526,892	1,035,910

Less- current maturities	136,517	(254,606)

	390,375	781,304

(1) Weighted average rate as of December 31, 2005.

(2) The Company entered into Israel’s CPI’s swap contracts in respect of long-term loans. The loss in 2005 amounting to NIS 1,273 thousands was recognized in the statements of operations. As of December 31, 2005 the company had no outstanding balance related to the above swap contracts.

(3) As of December 31, 2005, includes NIS 650 million at variable interest (average annual rate as of December 31, 2005- 5%, for the major part of these loans, based on prime minus 1.12%). The balance of approximately NIS 35 million is at a fixed annual interest rate of 6.67%.

(4) Including loan in the amount of NIS 500 million which was taken in connection with the real estate reorganization – See note 9b(2) to our consolidated financial statements. This loan bears variable interest on the basis of Prime minus 1.12% (Prime at December 31, 2005 was 6% per annum), and the principal and the interest is repayable in one payment on January 29, 2007. The loan is secured by a restricted bank deposit.

        Debentures

        The following table summarizes our outstanding debentures in 2004 and 2005:

	December 31,
	2004	2005
	NIS in thousands

Debentures (Series A)	200,000	204,775

Convertible debentures (Series B)	186,193	184,989

        In August 2003, we issued to institutional investors NIS 400 million in aggregate principal amount of unsecured 5.9% debentures, half of which (Series B) are currently convertible into our ordinary shares. All the debentures are linked (principal and interest) to the Israeli CPI, but in the event the Israeli CPI is less than the base index (index known at date of issuance), the amount of the debentures will not be adjusted below the base index. In 2005, convertible debentures (Series B) with a par value of approximately NIS 5.5 million were converted into 167,755 ordinary shares.

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

Series B Debentures

        The principal of the Series B Debentures is repayable in three equal annual installments on August 5 of each of the years 2007, 2009 and 2011, and the interest is payable semiannually. The Series B Debentures are convertible into our ordinary shares at a conversion ratio that is subject to adjustment in the event of distribution of bonus shares and cash dividends and the issuance of rights. As of December 31, 2005, each NIS 32.89 par value of debentures was convertible to one ordinary share of 1 NIS par value. This conversion ratio is after adjustment for cash dividends distributed from the date of issuance of the Series B Debentures until December 31, 2005. Subsequent to December 31, 2005, we distributed an additional dividend, which further reduced the conversion ratio such that each NIS 30.836 par value of debentures are convertible to one Ordinary shares of 1 NIS par value as of June 20, 2006.

        Other terms of the Series A and Series B Debentures

        The terms of the debentures (Series A and Series B) provide that in the event that our ordinary shares are delisted from trading on the TASE, and/or in the event that our ordinary shares are no longer held by the public and/or in the event that Maalot reduces our rating to BBB or lower, then within three months from one of the abovementioned events we, subject to the then prevailing law, will offer to acquire the debentures at a price equivalent to the price of debentures of the same type reflecting a return of 2.5% in excess of the return on Israeli Government debentures with an average life similar to the remaining average life of the debentures of that series as of the date of the offer, but in no event will the price exceed the adjusted carrying value of the debentures of that series. In June 2006, Maalot confirmed the “AA” rating on our debentures.

        In addition, our rating from Maalot may be adversely affected by a change in the resolutions of our Board described under “- Dividends” above.

        For additional information on charges pertaining to the collateralized long-term loans, see note 11c to our consolidated financial statements.

Commitments for Capital Expenditures

        As of December 31, 2005, we had entered into agreements for investments in fixtures and equipment in the total amount of NIS 8 million, or $1.7 million. We intend to finance these investments from cash generated by our operations.

C.	Research and Development, Patents and Licenses.

        Not applicable.

D.	Trend Information.

        We estimate that growth opportunities for supermarkets in Israel remain as more households increase purchasing of supermarket goods at supermarkets rather than smaller grocery stores, mini-markets and open-air markets. We estimate that approximately 34% of the total retail sales of food, beverages and tobacco in Israel in 2005 was made by the three large chains and 46% was made by all chains – a percentage that is considerably lower than the estimated market shares prevailing in Europe and the United States. Accordingly, we believe that there is an opportunity for us to grow correspondingly with the general growth of the supermarket sector in Israel.

        The food retailing industry has been subject to increased competition in recent years. As a result of the recent merger between Super Sol and ClubMarket, we now face a major competitor, many of whose stores are characterized by the every day sale of products at low prices. We estimate that Super Sol’s market share following the acquisition of ClubMarket was approximately 39.5% of the bar-coded market in Israel in 2005.

        In addition, as a result of consumers’ increased focus on the price of products, we and other major chains have expanded our low-priced store formats and, during 2005, other major chains have expanded into hard discount store formats. Also, very low-priced private supermarkets have expanded their presence in selected areas, although the growth in market share of such private supermarkets slowed during 2005. The increased competition has led to increased downward pressure on prices. Due to these developments, we converted seven of our Super Center stores into six Shefa Shuk stores and one Mega store and closed three underperforming stores in 2005. However, we opened seven new stores to compete in selective areas in which we did not believe we had sufficient market presence.

        During 2005, there was also an increase in sales made by the local neighborhoods and city centers stores (which are relatively more expensive stores). Such increase may suggest that, at least for part of the consumers, there has been a change in their buying patterns, i.e., preferring convenience and geographical proximity to the lower prices of supermarket stores.

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

        In 2005, we increased our emphasis on increasing our sales, partially in anticipation of an improving Israeli economy. In 2006, we expect to continue our emphasis on increasing our sales. This may include increasing our marketing activities.

        In 2006, we are taking action to further increase our market share of “Non-Food”and “Near-Food” products and to offer a wider selection of these products to consumers in our stores with the goal of increasing the portion of our customers’overall shopping needs that are addressed in our stores.

E.	Off-Balance Sheet Arrangements. None

F.	Tabular Dislosure of Contractual Obligations. See ” – Liquidity and Capital Resources – Contractual Obligations” above.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management.

        The following table lists the name, age and position of the directors and executive officers of Blue Square as of June 15, 2006.

Name	Age	Position

David Wiessman (1)	51	Chairman of the Board of Directors
Yitzhak Bader	60	Director
Yaakov Shalom Fisher	49	Director
Pinchas Cohen	55	Director
Shaul Gliksberg	44	Director
Shlomo Even (2)	49	Director
Ron Hadassi	41	Director
Diana Bogoslavsky	47	Director
Elisha Eitani	57	Director
David Alphandary (2) (3)	71	Director
Uzi Baram (1) (2) (3)	69	Director
Gil Unger	52	President and Chief Executive Officer
Emanuel Avner	45	Vice President and Chief Financial Officer (until June 30, 2006)
Dror Moran	39	Vice President and Chief Financial Officer (from July 1, 2006)
Uri Falach	49	Vice President for Trade
Ilan Buchris	54	Vice President for Planning and Maintenance Division
Moshe Shatz	58	Head of Human Resources Division
Oren Lahat	58	Head of Real Estate Development Division
Odelia Levanon	43	Head of Information Technology Division
Elli Levinson Sela	39	General Counsel and Corporate Secretary
Shay Lifshitz	52	Head of Trade Headquarters
Eliezer Gayer	49	"Super Center" Manager
Yehuda Porat	46	"Shefa Shuk" Manager
Rafi Masiach	47	"Mega" Manager
Dany Magen	62	Supply Chain Manager

(1) Member of the Compensation Committee.
(2) Member of the Audit Committee.
(3) External directors.

        David Wiessman has served as Chairman of our board of directors from November 15, 2005. Mr. Wiessman is also the Vice Chairman of the Board of Directors of BSIP. In addition, Mr. Wiessman is currently the President and Chief Executive Officer of Alon Israel Oil Company Ltd. and President and Executive Chairman of Dor Alon Energy In Israel (1988) Ltd., Chief Executive Officer of Bielsol Investments (1987) Ltd., Chairman of the Board of Bronfman-Alon, Executive Chairman of Alon U.S.A. Energy, Inc. and holds director and/or officer positions in other companies affiliated with the foregoing Alon entities, both in Israel and the United States. Mr. Wiessman is a member of the Compensation Committee of Blue Square.

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

        Yaakov Shalom Fisher has served as our director from June 2003. Mr. Fisher is currently the Chairman of the Board of Directors of BSIP, the President of Palace Candles Inc., a manufacturer and marketer of candles, aluminum disposable and other products in Israel and in the United States, a director in Bronfman-Alon and BSIP and a director in Blue Square Furniture Ltd. (the company that holds the Israeli franchise to IKEA in Israel; currently unrelated to the Company).

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

        Shaul Gliksberg has served as our director since November 2005. He is currently the Chief Financial Officer of Africa Israel Investments Ltd. He is also Chairman of the Board of Directors of Peanuts and Cotton Marketing Co., Kol Rega Radio Ltd., TTT Communications Ltd. and Hassadeh ve Matah Ltd. and various companies affiliated with Dor Alon Group. In addition, Mr. Gliksberg serves as a director in Alon Israel Oil Company Ltd., Dor Alon Energy In Israel (1988) Ltd., Alon U.S.A. Inc., Alon U.S.A. Energy Inc., and in numerous other companies affiliated with the Dor Alon Group and with the Africa Israel group.

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

        Ron Hadassi has served as our director since June 2003. Mr. Hadassi is currently an employee of Palace Group, a lecturer for banking and financing at the Interdisciplinary Center in Herzilya. He is also Chairman of the Board of Directors of Blue Square Furniture Ltd. (the company that holds the Israeli franchise to IKEA in Israel; currently unrelated to the Company) and a director in Bronfman-Alon and BSIP, and an external director in Na’aman Porzelon Ltd. and Bet Shemesh Engines Holdings Ltd.

        Ms. Diana Bogoslavsky has served as our director since March 2006. She has served as the Chief Executive Officer of Mishkei Emek Hayarden and the Regional Plants since 2005. From 1996 to 2004, Ms. Bogoslavsky served as Manager of the Economic Department of Brit Hapikuach (the Supervision Alliance). From 2000 to 2004, Ms. Bogoslavsky also served as a member of the management of Brit Hapikuach and as the Chairmen of the Board of Jenny Company, a subsidiary of Brit Hapikuach. From 1993 to 1996, Ms. Bogoslavsky served as Bank Mizrahi representative in Argentina. Ms. Bogoslavsky currently serves as a director in the Union of the Kibbutzim Industry and a director in several others companies. Ms. Bogoslavsky holds a Masters Degree in Economics and Business Management (specializing in financing) and B.A. in Economics and Administration from Midreshet Rupin in the Hefer Valley in Israel. Currently, Ms. Bogoslavsky is a candidate for a Ph.D in economics from the Hebrew University in Jerusalem.

        Elisha Eitani has served as our director since June 2003. Mr. Eitani is currently Chief Executive Officer of Hechal – Haner Ltd.

        David Alphandary has served as our external director since March 2006. He currently serves as an independent consultant to the retail industry. From 1991 to 1999, Mr. Alphandary served as President and Chief Executive Officer of Supersol Ltd and from 1982 to 1991 as Vice President to Supersol. From 1976 to 1982, Mr. Alphandary served as President of Carmel Carpeting Industry in Ceasaria, Israel. He currently serves as a director of Yafora Tavori Ltd. and serves on the board of directors of several other companies. Mr. Alphandary holds a degree in public administration from the Hebrew University in Jerusalem. Mr. Alphandary is a member of the Audit Committee of Blue Square.

        Uzi Baram has served as our external director since March 2006. He served as a member of the Israel’s parliament, the Knesset, from 1977 to 2001. He served as the Minister of Tourism of Israel from 1992 to 1996, and from February 1993 to August 1995 he served as the Minister of Interior Affairs of Israel. He currently serves as a director of Master Plan, a company for strategic communication consulting, and of Bank Otsar Ha-Hayal. Mr. Baram holds a Degree in Political Sciences and Sociology from the Hebrew University in Jerusalem. Mr. Baram is a member of the Audit Committee and the Compensation Committee of Blue Square.

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

        Emanuel Avner has served as our Vice President and Chief Financial Officer since November 2, 2003. Mr. Avner served from 1999 until October 2003 as Chief Financial Officer of Ericsson Israel. From 1993 to 1999, he served as Corporate Controller and Deputy CFO of Super Sol Ltd. Mr. Avner is a CPA (member of the American and Israeli Institute of Certified Public Accountants) and holds a Masters in Business Administration (1st Class Honors) and a BA in Economics and Accounting from the Hebrew University of Jerusalem. Mr. Avner has resigned from his office, effective as of June 30, 2006.

        On May 25 2006, our Board of Directors appointed Mr. Dror Moran as Vice President and Chief Financial Officer, to begin serving by not later than July 1, 2006. Mr. Moran is a CPA and received a Bachelor of Business, Accounting and Finance from the College of Management Academic Studies in Tel Aviv. Mr. Moran was employed by Blue Square between 1997 and 2005 and his last position with Blue Square was Deputy CFO. Between April 2005 and June 2006, Mr. Moran served as Chief Financial Officer and as Deputy CFO of InSightec Ltd., a high-tech company.

        Uri Falach has served as our Vice President for Trade since December 2003. Mr. Falach holds an MBA degree in Business Administration. From 1994 until today Mr. Falach served as manager of the agricultural production and was responsible for all the chain of supply of the agricultural production to Blue Square’s Stores.

        Ilan Buchris has served as our Head of Planning and Maintenance Division since November 2004. Mr. Buchris, Colonel (retired) in the Israeli Navy, holds a M.A. Degree in political science from Haifa University and a B.A. Degree in settlement geography from Bar Ilan University. Between 2000-2004 Mr. Buchris served as Authorities Coordinator at Derech Eretz Highways (1997) Ltd.

        Moshe Shatz has served as our head of the Human Resources Division since November 2003. Mr. Shatz served as a manager in the Tel-Aviv Municipality from 1999 until today. From 1993 to 1998, he served as the manager of personnel and administration division of UMI – Universal Motors Israel Ltd. Mr. Shatz holds a BA in Political Science from Bar Ilan University.

        Oren Lahat has served as our head of Real Estate Development Division since May 2004. Prior to that, he served from 1992-2003 as Head of the Stations Development Division and a member of the managing team of Sonol Israel Ltd.

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

        Elli Levinson-Sela, Adv. has served as our General Counsel and Secretary since February 2006. Mr Levinson Sela has more then 13 years of experience in private legal practice of commercial, corporate and civil law. He holds a LLB degree (with honors) from the Hebrew University in Jerusalem.

         Shay Lifshitz has served as our Head Trade Headquarters since June 1, 2004. Prior to that since 1999, Mr. Lifshitz served as Assistant to CEO. Mr. Lifshitz holds an MBA degree in Strategic Management from Hebrew University and a BA in Economic and Business Administration from Bar Ilan University.

        Eliezer Gayer has served as our “Super Center” Manager since September 2005. From November 2004 to September 2005, Mr. Gayer served as a “Super Center” Operation Manager in the Company, from 1999 to 2004, he served as a District Manager, from 1995 to 1999 he served as a Regional Manager and from 1989 to 1995, he served as a store Manager.

        Yehuda Porat has served as our “Shefa Shuk” Manager since December 2004. Since 1997, Mr Porat has served as a consultant to the Company. From July 1998 to September 2003, Mr. Porat served as a director of our subsidiary, Shefa Mehadrin Ltd., a company which operates three Shefa Shuk stores.

        Rafi Masiach has served as our “Mega” Manager since September 2005. From November 2004 to September 2005, Mr. Masiach served as a “Mega” Operation Manager, from 1999 to 2004, he served as a District Manager in the Company, from 1996 to 1999, he served as a Regional Manager, and from 1991 to 1996, he served as a store Manager. Mr. Mashiach holds a Degree in Political Science and International Relations from the Israeli Defense Force College of Command and Headquarters.

        Dany Magen has served as our Supply Chain Manager since November 2002. From 1997 until 2002, Mr. Magen served as a Manager of the Distribution and Logistic Center, and from 1989 until 1997, he served as the manager of the sales and distribution division of Unilever Israel.

Termination of Office

        Matthew Bronfman served as the Chairman of our Board of Directors and as a director and Vice Chairman of BSIP Board of Directors until September 2005. Shlomo Zohar served as our director until September 2005. Avraham Meron served as our director until November 2005. Davidi Marom served as our director until February 2006. Merav Gold served as our director until September 2005. David Wainshal served as our external director and as a member of our Audit Committee until March 2006. Zeev Vurembrand served as our external director and as a member of our Audit Committee until January 2006. Michael (Miki) Lev served as our Vice President for Operations until October 2005. Sandrine Montsma served as our Vice President for Marketing until October 2005. Iris Penso, Adv. served as our general counsel and corporate secretary until February 2006.

Arrangements for the Election of Directors

        Bronfman – Alon owns approximately 76.89% of our ordinary shares following the conversion by other investors of an aggregate of approximately NIS 19.3 million in principal amount of our 5.9% convertible debentures since their issuance in August 2003. So long as Bronfman–Alon continues to own beneficially more than 50% of our outstanding ordinary shares and voting power, it will be able to control the outcome of matters requiring shareholder approval, including the election of all Blue Square directors, other than Blue Square two external directors whose election, under the Israeli companies law, requires that at least one-third of the non-controlling shareholders who participate in the vote, vote for their nomination, or that the total number of shares of non-controlling shareholders voted against their nomination does not exceed one percent of the aggregate voting rights in the company.

B.	Compensation.

        The following table sets forth the aggregate compensation we paid or accrued on behalf of all persons who served as Blue Square directors or executive officers for services they rendered Blue Square, for the year ended December 31, 2005. The table also includes compensation to individuals who cease to serve as directors or executive officer during the year.

	Salaries, fees, expenses, directors' fees, commissions and bonuses	Pension, retirement and similar benefits

All directors, executive
officers and Acting Chairman
as a group	$2,435,000	$371,000

        We agreed to pay to each director (including our external directors) other than the Chairman of the Board of Directors, the sum of NIS 45,415 per year and a meeting attendance fee of NIS 1,747, which amounts are equivalent to the amounts allowed to be paid to external directors of companies of comparable size under the second and third supplements to the Companies Regulations. The fees referred to above will be adjusted from time to time based on changes to the Israeli Consumer Price Index in the same manner as the fees described in the Regulations are adjusted. The directors would also be entitled to reimbursement of expenses incurred by them in connection with their service as directors.

        We also agreed to pay David Wiessman, our Chairman of the Board of Directors, a monthly payment of NIS 42,497 plus VAT commencing from November 15, 2005, the date Mr. Wiessman became Chairman of the Board. The compensation is linked to changes in Israel’s CPI since November 2005, and is updated every three months. No additional fees would be paid to Mr. Wiessman for attending meetings of the Board of Directors or any committee of the Board of Directors. Mr. Wiessman is also entitled to reimbursement of actual expenses (upon submission of receipts) incurred by him in connection with his service as Chairman of the Board. Our audit committee, board of directors and shareholders meeting approved this arrangement.

        BSIP pays Yaakov Shalom Fisher, in his capacity as BSIP’s Chairman of the Board of Directors, a monthly payment of NIS 42,497 plus VAT commencing from November 15, 2005, the date Mr. Fisher became Chairman of the Board of BSIP. The compensation is linked to changes in Israel’s CPI since November 2005, and is updated every three months. No additional fees would be paid to Mr. Fisher for attending meetings of the Board of Directors or any committee of the Board of Directors. Mr. Fisher is also entitled to reimbursement of actual expenses (upon submission of receipts) incurred by him in connection with his service as BSIP’s Chairman of the Board.

        Until the appointment of David Weissman as our Chairman of the Board, BSIP paid him, in his capacity as BSIP’s Chairman of the Board of Directors, a monthly payment of NIS 42,000 plus VAT commencing from June 24, 2003, the date he became BSIP’s Chairman of the Board. The compensation was linked to changes in Israel’s CPI since May 2003, and was updated every three months. Mr. Wiessman was also entitled to reimbursement of actual expenses incurred by him in connection with his service as Chairman of the Board of BSIP.

        Until September 2005, we paid our former chairman, Matthew Bronfman a monthly payment of NIS 42,000 plus VAT commencing from June 24, 2003, the date Mr. Bronfman became Blue Square Chairman of the Board. The compensation was linked to changes in Israel’s CPI since May 2003 and was updated every three months. Mr. Bronfman was also entitled to reimbursement of actual expenses incurred by him in connection with his service as the Chairman of the Board of up to $50,000 per year.

C.	Board Practices

Appointment of Directors and Terms of Officers

        Our directors, other than our external directors, are elected by our shareholders at an annual general shareholders’ meeting and hold office until the next annual general shareholders’ meeting which is required to be held at least once in every calendar year, but not more than fifteen months after the last preceding annual general shareholders’ meeting. Until the next annual general shareholders’ meeting, the board of directors or shareholders may elect new directors to fill vacancies on, or increase the number of, members of the board of directors in a special meeting of the shareholders. Our board of directors may appoint any other person as a director. Any director so appointed may hold office until the first general shareholders’ meeting convened after the appointment and may be re-elected. The appointment and terms of office of all our executive officers are determined by the board of directors. The terms of office of the directors must be approved, under the Israeli Companies Law, by the audit committee, the board of directors and the shareholders meeting. The appointment and terms of office of all our officers, other than directors and the general manager (Chief Executive Officer), are determined by the general manager, subject to that approval of our board of directors.

        We and our subsidiaries have no service contract with any of our directors that provide for benefits upon termination of their employment as directors. For information concerning a consulting agreement, which was terminated on November 15, 2005, with S. Zohar Consulting and Management Ltd. (S. Zohar), an entity controlled by Shlomo Zohar, a former director, please see “Item 7. Major Shareholders and Related Party Transactions”.

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

        Under the Israeli Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel (Public Company) are required to appoint two external directors. The Israeli Companies Law provides that a person may not be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control, has, as of the date of the person’s appointment to serve as external director, or had, during the two years preceding that date, any affiliation with us, any entity controlling us or any entity controlled by or under common control with us. The term “affiliation” includes:

—	an employment relationship;

—	a business or professional relationship maintained on a regular basis;

—	control; and

—	service as an office holder, other than service as a director who was appointed in order to serve as an external director of a company when such company was about to make an initial public offering.

        No person can serve as an external director if the person’s position or other business create, or may create, conflict of interests with the person’s responsibilities as an external director or may impair his ability to serve as a director. Until the lapse of two years from termination of office, a company may not engage an external director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

        Under a recent amendment to the Companies Law, at least one of the external directors is required to have “financial and accounting expertise” and the other External Director(s) are required to have “professional expertise”. Under recently enacted regulations, a director having financial and accounting expertise is a person who, due to his or her education, experience and qualifications is highly skilled in respect of, and understands, business-accounting matters and financial reports in a manner that enables him or her to understand in depth the company’s financial statements and to stimulate discussion regarding the manner in which the financial data is presented. Under the regulations, a director having professional competence is a person who has an academic degree in either economics, business administration, accounting, law or public administration or an academic degree in an area relevant to the main business sector of the company or in a relevant area for the board position, or has at least five years experience in a senior management position in the business of a corporation with a substantial scope of business, in a senior position in the public service or a senior position in the field of the company’s business.

        Under the amendment each Israeli public company was required to determine, no later than April 19, 2006, the minimum number of directors with “accounting and financial expertise” that such company believes is appropriate in light of the company’s size, the scope and complexity of its activities and other factors. Once a company has made this determination, it must ensure that the necessary appointments to the board are made in accordance with this determination. On March 21, 2006, our Board determined that two directors with “accounting and financial expertise” is appropriate for the Company. Our board currently has at least two directors with such “accounting and financial expertise”.

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

        David Alphandary and Uzi Baram currently serve as our external directors.

        New York Stock Exchange Requirements

        See ” – Audit Committees – New York Stock Exchange Requirements” for a description of the independence requirements for audit committee members under applicable NYSE rules.

Audit Committees

        Israeli Companies Law Requirements

        Under the Israeli Companies Law, the board of directors of public company must appoint an audit committee, comprised of at least three directors including all of the external directors, but excluding a:

—	chairman of the board of directors;
—	controlling shareholder or his relative; and
—	any director employed by or who provides services to us on a regular basis.

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

        New York Stock Exchange Requirements

        Under New York Stock Exchange rules, Blue Square is required to maintain an audit committee consisting only of independent directors.

        The independence requirements implement two basic criteria for determining independence: (i) audit committee members are barred from accepting any consulting, advisory or other compensatory fee from the issuer or an affiliate of the issuer, other than in the member’s capacity as a member of the board of directors and any board committee, and (ii) audit committee members of an issuer that is not an investment company may not be an “affiliated person” of the issuer or any subsidiary of the issuer apart from his or her capacity as a member of the board and any board committee.

        The Securities and Exchange Commission (“SEC”) has defined “affiliate” for non-investment companies as “a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified.” The term “control” is intended to be consistent with the other definitions of this term under the Securities Exchange Act of 1934, as “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” A safe harbor has been adopted by the SEC, under which a person who is not an executive officer, director or 10% shareholder of the issuer would be deemed not to have control of the issuer. The SEC has also provided certain limited exceptions for an audit committee member, who also sits on the board of directors of an affiliate to a listed issuer, so long as, except for being a director on such board of directors, the audit committee member otherwise meets the independence requirements for each entity.

        As of June 15, 2006, David Alphandary, Uzi Baram and Shlomo Even served as members of our audit committee.

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

The duty of care includes a duty to use reasonable means to obtain:

—	information on the appropriateness of a given action brought for his approval or performed by him by virtue of his position; and

—	all other important information pertaining to the previous actions.

The duty of loyalty of an office holder includes a duty to:

—	refrain from any conflict of interest between the performance of his duties in the company and his personal affairs;

—	refrain from any activity that is competitive with the company;

—	refrain from usurping any business opportunity of the company to receive a personal gain for himself or others; and

—	disclose to the company any information or documents relating to a company’s affairs which the office holder has received due to his position as an office holder.

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

        Under Israeli law, an extraordinary transaction is a transaction:

—	other than in the ordinary course of business;
—	other than on market terms; or
—	that is likely to have a material impact on the company's profitability, assets or liabilities.

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

        Controlling Shareholder Transactions and Actions

        Under the Israeli Companies Law, the disclosure requirements which apply to an office holder also apply to a controlling shareholder of a public company and to a person who would become a controlling shareholder as a result of a private placement. A controlling shareholder includes a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder owns more than 50% of the voting rights in the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder or his relative who is an office holder, require the approval of the audit committee, the board of directors and the shareholders of the company. The shareholders approval must include either:

—	at least one-third of the shareholders who have no personal interest in the transaction and who are participating in the voting, in person, by proxy or by written ballot, at the meeting; or

—	The total number of shares voted against the proposal by shareholders without a personal interest does not exceed one percent (1%) of the aggregate voting rights in the Company.

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

        However, under Regulations, promulgated pursuant to the Israeli Companies Law, certain transactions between a company and its controlling shareholder(s) (or the controlling shareholder’s relative) do not require shareholder approval.

        The Israeli Companies Law further provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of 45% of the voting rights of the company, unless there is a holder of more than 45% of the voting rights of the company or would become a holder of 25% of the voting rights unless there is another person holding 25% of the voting rights. This restriction does not apply to: (i) an acquisition of shares in a private placement, if the acquisition had been approved in a shareholders meeting under certain circumstances; (ii) an acquisition of shares from a holder of at least 25% of the voting rights, as a result of which a person would become a holder of at least 25% of the voting rights; and (iii) an acquisition of shares from a holder of more than 45% of the voting rights, as a result of which the acquirer would become a holder of more than 45% of the voting rights in the company.

        Regulations under the Israeli Companies Law provide that the Israeli Companies Law’s tender offer rules do not apply to a company whose shares are publicly traded outside of Israel, if, pursuant to the applicable foreign securities laws or stock exchange rules, there is a restriction on the acquisition of any level of control of the company, or if the acquisition of any level of control of the company requires the purchaser to make a tender offer to the public shareholders. It is the view of the Israeli Securities Authority, U.S. securities laws and stock exchange rules do not impose the required restriction on the acquisition of any level of control of a company, and therefore the Israeli Companies Law’s tender offer rules would apply to a company whose shares are publicly traded in the United States.

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

        Office Holder Insurance

        The Israeli Companies Law and our Articles of Association provide that, subject to the provisions of the Israeli Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders with respect to:

—	a breach of his duty of care to Blue Square or to another person;
—	a breach of his duty of loyalty to Blue Square, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice Blue Square’s interests;
—	a financial liability imposed upon him in favor of another person concerning an act performed by him in his capacity as an office holder; or
—	a breach of any duty or any other obligation, to the extent insurance may be permitting by law.

        Exemption and Indemnification of Office Holders

        Blue Square’s Articles of Association provides that Blue Square may undertake to indemnify an Office Holder for future obligations or expenses imposed on him as a result of an act done in his capacity as an Office Holder, as specified below:

—	(i) a monetary liability imposed on him in favor of another person pursuant to a judgment, including a judgment given in a settlement or an arbitrator’s award approved by the court concerning an act performed in his capacity as an office holder; and

—	(ii) reasonable litigation expenses, including counsel fees, incurred by an office holder or a former office holder or which he is ordered to pay by a court, in proceedings Blue Square institutes against him or instituted on Blue Square behalf or by another person, or in a criminal charge from which he was acquitted, or a criminal charge in which he was convicted for a criminal offense that does not require proof of intent, in each case relating to an act performed in his capacity as an office holder.

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

        Recent Changes to Israeli Companies Law. Recent changes to the Israeli Companies Law now permit us to indemnify an office holder against reasonable litigation fees, including attorney’s fees, incurred by an Office Holder in consequence of an investigation or proceeding filed against him by an authority that is authorized to conduct such investigation or proceeding, and that resulted without filing an indictment against him and without imposing on him financial obligation in lieu of a criminal proceeding, or that resulted without filing an indictment against him but with imposing on him a financial obligation as an alternative to a criminal proceeding in respect of an offense that does not require the proof of criminal intent.

        In addition, prior to the recent changes in the Israeli Companies Law, the shareholders of a company were permitted to include only the following provisions in its articles of association (and our articles of association currently so provide):

—	a provision authorizing the company to grant in advance an undertaking to indemnify an office holder, provided that the undertaking is limited to specified classes of events which the board of directors deem foreseeable at the time of grant and is limited to an amount determined by the board of directors to be reasonable under the circumstances; or

—	a provision authorizing the company to retroactively indemnify an office holder.

        The recent changes now permit a company to include or amend its articles of association to include any or all of the following provisions:

—	a provision authorizing the company to indemnify an Office Holder for future events with respect to a monetary liability imposed on him in favor of another person pursuant to a judgment (including a judgment given in a settlement or an arbitrator’s award approved by the court), as described in clause (i) under “-Exemption and Indemnification of Office Holders” above, so long as such indemnification is limited to types of events which, in the Board’s opinion, are foreseeable at the time of granting the indemnity undertaking in view of the Company’s actual business, and in such amount or standard as the Board deems reasonable under the circumstances. Such undertaking must specify the events that in the Board’s opinion are foreseeable in view of the Company’s actual business at the time of the undertaking and the amount or the standards that the Board deemed reasonable at the time;
—	a provision to undertake to indemnify for future events as set forth with respect to litigation expenses described in clause (ii) under “- Exemption and Indemnification of Office Holders” and in the first paragraph under “- Exemption and Indemnification of Office Holders – Recent Changes to Israeli Companies Law”; or
—	a provision authorizing the company to retroactively indemnify an Office Holder.

        Limitations on Insurance and Indemnification

        The Israeli Companies Law and our Articles of Association provide that a company may not indemnify an office holder nor enter into an insurance contract, which would provide coverage for any monetary liability incurred as a result of any of the following:

—	a breach by the office holder of his duty of loyalty unless the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

—	a breach by the office holder of his duty of care if the breach was done intentionally or recklessly (a recent change to the Israeli Companies Law clarifies that this provision does not apply if the breach was solely as a result of negligence);

—	any act or omission done with the intent to derive an illegal personal benefit; or

—	any fine imposed on the office holder.

        In addition, under the Israeli Companies Law, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and board of directors and, in specified circumstances, by Blue Square’s shareholders. Our audit committee, board of directors and general shareholders meeting approved in February 2001 the grant of indemnification and exemption letters to our directors and officers, including those directors and officers whose term of service ended on or after September 1, 2000. In April 2002, the general shareholders meeting approved the grant of a new letter of indemnification and exemption to the officers and directors of the company. The aggregate amount of the indemnification (in addition to any insurance proceeds received) may not exceed 25% of our shareholders’ equity (in U.S. dollars) as stated in our consolidated financial statements for the year ended December 31, 2000, for all persons and events. Under the indemnification and exemption letters, we agreed to indemnify these directors and officers, retroactively with respect to events occurring after February 1, 2000, the date on which the Israeli Companies Law became effective and prospectively, in connection with the following issues:

—	The issuance of securities, including the offering of securities to the public according to a prospectus, a circular, a private offering or any other manner of security offering;

—	Any transaction, as defined in section 1 of the Israeli Companies Law, including a transfer, sale or purchase of assets or liabilities, including securities or the receipt of any right in any of the above, and any action related, directly or indirectly, to such transaction;

—	An action, including handing over information and papers, in connection with sale of our shares or assets, by the Co-Op;

—	The filing of a report or announcement required by the Israeli Companies Law or the Israeli Securities Law, 1968, the rules and regulations of a stock exchange in or outside Israel, or any law of any other country pertaining to these issues, and/or omission to file such a report or announcement;

—	Any change of reorganization of us, including any related decision, including without limiting the generality of the foregoing, splitting, dividing or modifying our share capital, establishment of subsidiaries or their liquidation or sale and issuance of shares;

—	Oral or written statements, including the expression of an opinion or a position conveyed in good faith by an office holder, in his capacity as such, during his term of office, including statements made in meetings of the board of directors or any committee;

—	An action in the line of business of us in relation with the following issues: building and planning, licensing of businesses, safety in work places, environment and recycling and protection of the consumer; or

—	Each one of the circumstances stated above, all in connection with the officeholder’s service on behalf of our subsidiaries or affiliated companies.

        We are obligated to indemnify a director or officer for a specific loss only if the director or officer has not been compensated for that loss from another source, including from proceeds of insurance policy.

        We agreed to indemnify our directors and officers to the fullest extent permissible by the Israeli Companies Law, against all amounts they may be obligated to pay as a result of a court decision or a settlement or an arbitrator’s award approved by a court decision in connection with and in the scope of their activities as directors and officers of the company and actions taken by a director or officer as an office holder of the company or its subsidiary or affiliated companies.

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

        Pursuant to resolutions adopted by our shareholders, we obtained and will continue to hold a directors’ and officers’ liability insurance policy. Coverage under our policy has been set at $30 million (including its subsidiaries). We have purchased directors’ and officers’ liability insurance policy for our directors and officers and those of our subsidiaries, which includes BSIP and its subsidiaries. The Insurance Policy is for a period beginning on November 1, 2005, and ending on October 31, 2006, for the maximum coverage of US$30 million per claim and in the aggregate during the Policy Period. Our audit committee, Board of Directors and shareholders have approved any renewal and/or extension of the Insurance Policy and the purchase of any other insurance policy, provided that any such renewal, extension or purchase is for the benefit of Blue Square’s previous and/or current and/or future directors and officers and on terms substantially similar to those of the Insurance Policy and on condition that the premium will not increase by more than 25% in any year, as compared to the previous year. Our current insurance policies comply with these terms.

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

Committees

        Our board of directors has established a compensation committee and an audit committee. Our compensation committee, which consists of David Wiessman and Uzi Baram, administers issues relating to employee compensation for senior management. Our audit committee, which consists of David Alphandary, Uzi Baram and Shlomo Even, examines flaws in our business management and its approval is required to effect specified actions and transactions with interested parties. The audit committee also assists the Board of Directors in overseeing the quality and integrity of our accounting, auditing and reporting practices and in the approval of our financial statements. For more information regarding the role of our audit committee see also See “Item 6. Directors, Senior Management and Employees – C. Board Practices– Audit Committees.”

D.	Employees.

        As of December 31, 2005, we employed 6,330 employees, counting multiple employees sharing a single position as a single employee, including 3,135 temporary employees. 690 of our employees were employed in central management and administration and in our logistics center and 5,640 in our stores.

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

        Recently, we have reached an understanding with the employees’ representative regarding the increase of the contribution made by the Company on account of employee savings plans from 1.5% of employee salaries to 3.0% effective January 1, 2006. A special written collective bargaining arrangement incorporating such understanding has not yet been signed.

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

        As of June 15, 2006, other than indirect ownership through Bronfman – Alon, none of our directors or officers owned more than 1% of our outstanding equity securities.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders.

        The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of June 15, 2006, by each person or entity known to own beneficially 5% or more of our outstanding ordinary shares based on information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission. Our major shareholders do not have voting rights different from the voting rights of our other shareholders.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Outstanding Ordinary Shares (1)

Bronfman - Alon (2)	29,949,842	76.89%

(1)	The percentage of outstanding ordinary shares is based on 38,950,091 ordinary shares outstanding as ofJune 15, 2006.

(2)	Bronfman–Alon has granted an option to an Israeli bank until June 23, 2008, to acquire from Bronfman–Alon a number of shares equal to three (3%) percent of Blue Square’s issued and outstanding shares at the time of exercise.

        As of June 20, 2006, Blue Square had approximately 29 shareholders of record with a United States address. As of June 20, 2006, these United States record holders held approximately 3,001,488 ordinary shares in the form of ADSs, representing approximately 7.7% of our then outstanding share capital.

        Bronfman–Alon acquired a 78.1% interest in Blue Square from the Co-Op in June 2003. Bronfman-Alon’s percentage interest in Blue Square has been reduced to 76.89% due to the conversion by other investors of an aggregate of approximately NIS 19.3 million in principal amount of our 5.9% convertible debentures since their issuance in August 2003.

        To the Company’s best knowledge, Bronfman–Alon is a wholly owned subsidiary of Nissan Alon Retail Holdings Ltd., which is a wholly owned subsidiary of the Nissan Dor Chains Ltd. (“Grandparent Company”). Dor Food Chains Holdings Ltd. (“Dor Food”) holds 73.5% of the equity interest of the Grandparent Company, and the other 26.5% of the equity interest is held by M.B.I.S.F. Holdings Ltd. (“M.S.”). Dor Food is a wholly owned subsidiary of Alon-Israel Oil Company Ltd. (“Alon”). To the Company’s best knowledge, Alon is owned approximately 34.65% by nine collective acquisition entities of kibbutzim in Israel, approximately 26.14% by Africa Israel Trade and Agencies Ltd., a subsidiary of Africa Israel Investments Ltd., a public company traded on the Tel Aviv Stock Exchange, and approximately 39.21% are held together by Bielsol Investments (1987) Ltd. and Mr. David Wiessman. To the Company’s best knowledge, Mr. Lev Leveiv is the controlling shareholder of Africa Israel. To the Company’s best knowledge, Bielsol Investments (1987) Ltd. is controlled by David Wiessman and the family of Advocate Biran.

        To the Company’s best knowledge, M.S. is a wholly owned subsidiary of Bronfman-Fisher Investments Ltd. (“Bronfman-Fisher”), Matthew Bronfman owns approximately 49.8% of the equity of Bronfman-Fisher and Yaakov Shalom Fisher owns the remaining 50.2% of the equity.

B.	Related Party Transactions.

        Procurement Agreement with Dor Alon Stations

        Dor Alon Operating Service Station Ltd., a subsidiary of Dor-Alon Gas Station Operation Ltd (a wholly owned subsidiary of Dor-Alon Energy In Israel (1988) Ltd which is controlled by Alon Oil Energy Company Ltd) (hereinafter: “Dor-Alon Stations”), operates convenience stores in fuel service stations that sell various food and “Non-Food” products. Under the terms of the agreement between us and Dor Alon Stations, we agreed to procure products that will be supplied to the convenience stores, either directly from suppliers or from our distribution center. In consideration of the procurement of products, Dor Alon Stations has agreed to pay us (i) for products sent directly from suppliers, an amount equal to the cost of such products to us as determined under the Procurement Agreement plus 2%, and (ii) for products sent from our distribution center, an amount equal to the cost of such products to us as determined under Procurement Agreement plus 2.75%, in each case plus VAT. The cost of the products to us will be audited by our independent public accountants. In the event that our revenues generated from the Procurement Agreement minus related expenses from the sale of products to Dor Alon Stations is less than NIS 1 million linked to the Israeli consumer price index in any year without VAT, Dor Alon Stations will pay us additional amounts in order that our income from such year will reach such NIS 1 million amount. To secure Dor Alon Station’s payment and other obligations to us under the Procurement Agreement, Dor Alon agreed to provide us with a floating lien or pledge, unlimited in amount, on all inventory in the convenience stores, subject to any legal prevention, and Dor Alon Energy In Israel (1988) Ltd. and Alon Israel Oil Company Ltd, the controlling shareholders of Dor Alon Stations, will guarantee all obligations of Dor Alon Stations under the agreement.

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

        Transactions with Dor Alon in Connection with Establishment of a New Joint Loyalty Plan

        On November 29, 2005, we entered into the following agreements with Dor Alon Energy In Israel (1988) Ltd. (“Dor Alon”):

        (i) an agreement for the establishment of a joint loyalty plan for the benefit of our customers and Dor Alon’s customers, formed as a partnership to be held 75% by us and 25% by Dor Alon;

        (ii) an agreement to acquire, together with Dor Alon, 49% of the shares of Diners Club Israel Ltd., a subsidiary of Credit Cards for Israel Ltd. (allocated 36.75% to us and 12.25% to Dor Alon). The closing of this acquisition is subject to the satisfaction of certain conditions; and

        (iii) an agreement among us and Dor Alon, on one hand, and Diners Club Israel Ltd. (“Diners Israel”), on the other hand, pursuant to which the Loyalty Plan will offer to its members a credit card issued by Diners Israel.

        See “Item 4. Information on The Company – B. Business Overview – Marketing”.

Arrangements between Blue Square and various subsidiaries

        On October 11, 2005, we entered into a general services framework and expenses allotment agreement with BSIP and Hyper Hyper (the “Agreement”). The Agreement is for an initial term of five years and will automatically extend for three additional five-year terms unless terminated by one of the parties not less than six months prior to the end of the term or the extension, as the case may be (other than for lease of property arrangements, as described below). The following services and arrangement are provided under the Agreement:

        Advertisement and Marketing. Advertisement and marketing expenses with respect to each store format are allocated between the parties in accordance with each party’s sales at stores operating under such store format. Advertisement and marketing expenses not relating to a specific store format are allocated between the parties in accordance with each party’s aggregate store sales.

        Customer Clubs. The Company provides management and operational services for the existing customer clubs of the Company and Hyper Hyper (and will provide such services to any future customer club of the Company and Hyper Hyper). The Company and Hyper Hyper allocate between them the expenses and costs of operating such customer clubs. Such allocation is differs according to the type of customer club. In the case of the existing customer clubs (and any similar customer club established by the Company and Hyper Hyper in the future), the parties will allocate between the Company and Hyper Hyper the expenses and cost of operating such customers clubs in accordance with the aggregate customer club points awarded in each party’s stores. In the case of future customer clubs to be established by the Company together with third parties or in the form of a separate legal entity, Hyper Hyper and the Company will allocate between them the following items in accordance with the ratio between the aggregate purchases of the members of such customer clubs in Hyper Hyper stores, on one hand, and Company stores, on the other hand: amounts to be contributed to such customer clubs to fund their operations, the costs and expenses associated with operations, income attributed to such customer clubs, and the profits and losses arising from such customer clubs.

        In the case of future customer clubs to be established by the Company together with third parties or in the form of a separate legal entity, these clubs will bear the costs of the benefits which each party will provide to the customer clubs’ members; such costs will be determined based on the sale prices of the relevant products; provided, that any customer club benefit (in the form of discounted purchase or gift of products) made by a cashier at the time of purchase to a customer club member will be funded by the party that provides such benefits.

        Gift Certificates; Electronic cards. The Company provides Hyper Hyper with services in connection with gift certificates and electronic cards. The parties allocate the costs derived from issuance of gift certificates and electronic cards between them in accordance with the ratio of redemptions of the gift certificates at each party’s stores.

        Other services. The parties allocate the costs and expenses of the following services (if such costs are not attributed to specific store(s)) in accordance with their respective stores’ monthly turnover: security, cleaning, cart gathering, employees training and guidance, and regional and brand operational management services.

        Officer Costs. Because the Company’s CEO, controller and internal auditor are also BSIP’s CEO, controller and internal auditor, BSIP bears its share of the cost of their employment.

        Elementary Insurance. The parties share elementary insurance expenses (including structure insurance, insurance for independent contractors, funds insurance, inventory insurance, vehicle insurance, third party liability insurance, employers liability insurance, etc.). The insurance costs and expenses are allocated between the parties in accordance with different ratios determined by the parties which depends on the insurance involved.

        Leasing of Property by the Company. For real property that the Company currently leases and/or may lease to BSIP and/or to Hyper Hyper, the existing arrangement among the Company, BSIP and/or Hyper Hyper was renewed and extended in accordance with the following terms and conditions:

—	The term will be for up to ten (10) years from September 1, 2005;
—	The annual rent for property used for stores will be equal to the higher of 2% of the annual turnover of that store or 9% of the amount invested in that store by the Company, which amount is to be linked to changes in Israel’s consumer price index since the date of such investment;
—	The annual rent for property not used for stores will be 9% of the amount invested by the Company, which amount is to be linked to changes in Israel’s consumer price index since the date of such investment; and
—	Rent payments will be charged on an annual basis.

        New lease agreements will be entered into on the basis of the terms set forth above, provided that (i) the Audit Committee and the Board of Directors of both the Company and BSIP will approve each new lease agreement, (ii) the term of any such new lease agreement entered into within the ten year period commencing on September 1, 2005 will be for 10 years from the date such new lease agreement is executed for a particular property, and (iii) the aggregate properties that the Company leases to BSIP and/or Hyper Hyper may not exceed 80,000 square meters (i.e., 20% more than the area of the aggregate properties the Company leased to BSIP and/or Hyper Hyper at the time of the Agreement).

        The real property that the Company currently leases to BSIP and/or to Hyper Hyper has been transferred, and the related lease agreements assigned, to BSRE, the Company’s wholly owned subsidiary. See “Item 4. Information on the Company – B. Business Overview – Real Estate.”

        Leasing of Property to the Company. For real property that BSIP and Hyper Hyper lease and/or may lease to the Company, the existing arrangement among the Company, BSIP and/or Hyper Hyper was renewed and extended in accordance with the following terms and conditions:

—	The term will be up to ten (10) years from September 1, 2005;
—	The annual rent for property used for stores will be equal to the higher of 2% of the annual turnover of that store or 9% of the amount invested in that store by BSIP and Hyper Hyper, linked and adjusted to changes in Israel’s consumer price index as known at the day of the investment; however, with regard to four specific properties, the annual rent will not be lower then the specific agreed amounts;
—	The annual rent for property not used for stores will be 9% of the amount invested in that property by BSIP and Hyper Hyper, linked and adjusted to changes in Israel’s consumer price index as known at the day of the investment; and
—	Rent payments will be charged on an annual basis.

        New lease agreements will be entered into on the basis of the terms set forth above provided that (i) the Audit Committee and the Board of Directors of both the Company and BSIP will approve each new lease agreement, (ii) the term of any such new lease agreement entered into within the ten year period commencing on September 1, 2005 will be 10 years from the date such new lease agreement for a particular property is executed, and (iii) the aggregate properties BSIP and/or Hyper Hyper lease to the Company may not exceed 45,000 square meters (i.e., 20% more than the area of the aggregate properties BSIP and/or Hyper Hyper leased to the Company at the time of the Agreement).

        Expenses and Payments for Proceedings: To the extent permitted by law, in the event that either party (the “obligated party”) will be liable for any amounts related to its business activities, whether by virtue of legal proceeding, administrative proceeding, judgment, arbitration award, settlement agreement, administrative penalty or any other manner, the non-obligated party will indemnify the obligated party for the non-obligated party’s pro rata portion of such payment in accordance with its pro rata portion of the revenues earned by both parties in the category of activities (in the relevant period) with respect to which such proceeding was submitted. In the event that the relevant activity does not yield revenues, the allocation described above between the parties will be made in accordance with their respective quantitative share in such activity. In the event it is not feasible to determine the relevant period of time, the calculation will be based on each party’s proportional share of such activity in the previous calendar year.

        In addition to the above-described agreement the Company currently has various arrangements with BSIP and Hyper Hyper, as described below:

        Employee Lending Agreement

        Hyper Hyper has entered into an employee lending agreement with Blue Square according to which Blue Square agreed to make employees available to Hyper Hyper according to Hyper Hyper’s needs. Approximately 3,092 employees are working for Hyper Hyper under that arrangement as of December 31, 2005. In consideration for the use of these borrowed employees, Hyper Hyper pays Blue Square the full amount to be made to, or on account of, these employees according to the terms of the collective labor agreement between Blue Square and the Histadrut. Blue Square is responsible for paying the salaries and other benefits to the borrowed employees.

        Service and Management Agreements

        Blue Square acts as the exclusive purchaser for Hyper Hyper, purchasing supermarket goods for which no mark-up is charged to Hyper Hyper. In addition, Blue Square provides Hyper Hyper with storage, distribution, logistics and maintenance services, for which these companies generally pay their proportionate share of expenses. Under a management agreement, Blue Square provides Hyper Hyper and its subsidiaries with administrative, management and site selection services for which Hyper Hyper pays a fee calculated based on its net sales, up to 2% of net sales. The fee is subject to modification every three years pursuant to a review by an external and independent examiner. The fee commencing from January 2002 was 1.95% of Hyper Hyper’s sales. During 2005 and pursuant to a review by an examiner, the fee rate was changed to 1.96%, and amounted to approximately NIS 74 million in 2005.

        Blue Square provides certain services to BSIP pursuant to a management agreement in consideration for annual management fees of NIS 100,000 linked to the March 1996 CPI.

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

        Blue Center Agreement

        Blue Square and Hyper Hyper have an agreement for the joint operation of Blue Center website, which is owned by Blue Square. Under this agreement, Hyper Hyper is obligated to pay Blue Square certain amounts for its investments in Blue Center, for the development costs and for operational costs of Blue Center, in consideration for the use of the Blue Center website by Hyper Hyper.

        Inter-Company Accounts

        We, BSIP and Hyper Hyper agreed to maintain inter-company accounts for day-to-day operations which bore interest at a rate equivalent to that charged by banks on short-term loans, provided that the rate is not lower than the monthly increase in the CPI. The average rate was 5.2% in 2005, 5.5% in 2004 and 8.5% in 2003.

        Other Existing Arrangements

        Other existing arrangements currently exist among the Company and BSIP and Hyper Hyper with respect to the allocation of costs, expenses and revenues incurred in connection with or derived from the following areas and services: storage and supply of products; maintenance; directors and officers insurance; use of premises; discounts and bonuses from suppliers and other arrangements relating to day-to-day operation. In addition, BSIP purchases from the Company meat, grocery and vegetables products, which distributed through the distribution center, at cost price.

        Consulting Agreement with Shlomo Zohar

        Until 2005, we were a party to a consulting agreement with S. Zohar Consulting and Management Ltd. (S. Zohar), an entity controlled by Shlomo Zohar, one of our former directors, as an independent contractor to provide us, our subsidiaries and/or our affiliated companies accounting consulting services in various areas, including accounting consulting to our management group, tax planning and advice, due diligence, accounting analyses, internal accounting control over our activities and transactions, accounting implications for recovery plans, accounting advice with respect to the issuance of debentures and the like. S. Zohar provided the services through Shlomo Zohar, CPA. The services provided under the consulting agreement through Mr. Shlomo Zohar were unrelated to the services provided by Mr. Shlomo Zohar to us in his capacity as a director. In consideration for the services, we paid S. Zohar the NIS equivalent of US $20,000 per month plus VAT. This agreement was terminated on November 15, 2005.

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

        We are a party to a supply agreement with Palace Candles Inc. (“Palace”), a manufacturer and marketer of candles, aluminum disposable and other products, which is controlled by Yaakov Shalom Fisher. Mr. Fisher is a director in Bronfman-Alon, Blue Square and the Chairman of the Board of directors of BSIP and owns approximately 50.2% of the equity in M.B.I.S.F. Holdings Ltd., which indirectly holds 26.5% of the equity interest of Bronfman-Alon, our controlling shareholder. Pursuant to the agreement, we paid to Palace approximately NIS 44 million in 2005 for products acquired.

        The terms and conditions of all of these agreements and transactions are at “arm’s-length.” We intend to enter into similar agreements and to engage in similar transactions in the future. In addition to ordinary course agreements and transactions, Blue Square and certain of its affiliates have entered into other agreements and transactions.

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

        In June 2003, a petition to certify a class action suit in the aggregate amount of NIS 25 million was filed against us in the Tel Aviv District Court. The plaintiff claimed damages allegedly incurred in respect of the unlawful rounding of amounts due from customers for products sold by weight in the stores of the companies. The petition to certify a class action suit has been rejected by the District Court. Following the dismissal of the claim by the district court, the plaintiff has appealed to the Supreme Court. We believe, based on the opinion of legal counsel, that it is unlikely that the appeal will be accepted, and accordingly no provision with respect to the above suit has been recorded in the financial statements.

        We may be subject to a class action in connection with the Law for Deposits on Beverage Containers, 1999.

        In November 2001 a claim was filed against Blue Square, the Company for Drink Containers Collection Corporation Ltd., and other supermarket chains in connection with fulfillment by these defendants of provisions of the Law for Deposits on Beverage Containers, 1999 (which became effective on October 1, 2001). The plaintiffs have requested to certify the claim as a class action in the amount of approximately NIS 250 million. On January 13, 2003, the Tel Aviv District Court dismissed the motion to certify the said claim as a class action. The plaintiffs have appealed to the Supreme Court. We believe, based on the opinion of legal counsel, that the likelihood of the appeal being accepted is minimal and accordingly no provision has been included in the financial statements in respect thereof.

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

        In July 2005, the Income Tax Authority issued a notice of a deduction assessment for the years 2001-2004 to the Company. The amount claimed under these assessments totaled NIS 34 million, and primarily relates to certain benefits granted to employees in the Company’s branches. In August 2005, the Company contested these assessments. In November 2005, several senior employees were interrogated under warning, with respect to these benefits. As of the date of this annual report, the Company is holding discussions with the tax authorities through its advisors. In the opinion of the Company and its advisors, the provisions included in the Company financial statements are sufficient to cover the potential liabilities.

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

        Restrictive Trade Practices Inquiry

        On January 5, 2005, the Commissioner of the Israeli Antitrust Authority issued his final position regarding “commercial restrictive practices between the dominant food suppliers and the major supermarket chains.” Following a meeting with the Commissioner in March 2005, the Commissioner delivered to us and to the other major chains a draft of a proposed consent decree with respect to the disputed issues. We and the other major chains held a few meetings with the Commissioner with respect to his final position document and the contents of the proposed consent decree; however, we did not reach to an understanding and the negotiations have ceased. Please see “Item 4. Information on Blue Square – B. Business Overview – Government Regulation”.

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

Independent Accountants

        On February 2, 2006, Blue Square shareholders approved the reappointment of Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as our auditors for the year ending December 31, 2006. Kesselman & Kesselman has no relationship with us or with any affiliate of us, except as auditors.

B.	Significant Changes.

        Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2005.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details.

ADSs

        The following table sets forth the annual high and low closing prices for Blue Square’s ADSs for the five most recent full financial years as reported by the New York Stock Exchange.

Year	High	Low

2001	$17.3	$12.5
2002	$17.6	$7.5
2003	$11.5	$6.1
2004	$13.1	$9.3
2005	$11.3	$8.5

        The following table sets forth the quarterly high and low closing prices for Blue Square’s ADSs for each quarter of the two most recent full financial years and the subsequent quarterly period, as reported by the New York Stock Exchange.

Year	High	Low

2004
First quarter	$13.1	$9.7
Second quarter	$11.9	$10.2
Third quarter	$11.0	$9.7
Fourth quarter	$10.9	$9.3

2005
First quarter	$11.0	$9.3
Second quarter	$10.1	$8.5
Third quarter	$10.9	$8.5
Fourth quarter	$11.3	$10.2

2006
First quarter	$11.8	$9.8

        The following table sets forth the monthly high and low closing prices for Blue Square’s ADSs for the last six months, as reported by the New York Stock Exchange.

2005	High	Low

December	$10.7	$10.2

2005
January	$11.8	$10.3
February	$10.9	$10.2
March	$11.3	$9.8
April	$11.6	$10.3
May	$12.6	$11.5

        For additional information on Blue Square’s ADSs, see “Item 10. Additional Information – B. Memorandum and Articles of Association- Description of Securities- American Depositary Receipts.”

Ordinary Shares

        The following table sets forth the annual high and low closing prices for Blue Square’s ordinary shares for the years 2001, 2002, 2003, 2004 and 2005 as reported by the Tel Aviv Stock Exchange. Shares are traded on the Tel Aviv Stock Exchange in NIS, and the translation of the NIS to dollars has been made at the representative exchange rate of exchange on the last day of each period, as published by the Bank of Israel.

Year	High		Low
	NIS	$	NIS	$

2001	78.5	17.8	51.1	12.2
2002	78.8	16.6	35.1	7.4
2003	50.2	11.5	29.4	6.7
2004	57.8	13.4	40.6	9.4
2005	53.8	11.7	38.6	8.4

        The following table sets forth the quarterly high and low closing price for Blue Square’s ordinary shares for the quarters set forth below, as reported by the Tel Aviv Stock Exchange. The translation into dollars has been made at the representative rate of exchange on the last day of each period, as published by the Bank of Israel.

2004	High		Low
	NIS	$	NIS	$

First Quarter	57.8	12.8	44.1	9.7
Second quarter	52.9	11.8	46.0	10.2
Third quarter	49.6	11.1	44.3	9.9
Fourth quarter	49.4	11.5	40.6	9.4

2005	High		Low
	NIS	$	NIS	$

First Quarter	48.0	11.0	41.0	9.4
Second Quarter	44.2	9.7	38.6	8.4
Third Quarter	50.0	10.9	40.0	8.7
Fourth Quarter	53.8	11.7	47.6	10.3

2006	High		Low
	NIS	$	NIS	$

First Quarter	55.3	11.8	46.8	10.0

        The following table sets forth the monthly high and low closing prices for Blue Square’s ordinary shares for the last six months, as reported by the Tel Aviv Stock Exchange. The translation into dollars is based on the representative rate of exchange on the last day of each period, as published by the bank of Israel.

2005	High		Low
	NIS	$	NIS	$

December	49.2	10.7	47.6	10.3

2006
January	55.3	11.9	47.7	10.2
February	51.0	10.8	48.2	10.2
March	53.2	11.4	46.8	10.0
April	53.4	11.9	48.1	10.7
May	55.4	12.3	52.0	11.5

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

Board of Directors

        Under Blue Square’s Articles of Association the board of directors shall not, without the affirmative vote of at least seventy five percent (75%) of the members of the board of directors who participate and vote at a meeting of the board of directors, resolve to do any of the following: a) approve any material transaction involving Blue Square group which requires the Blue Square group to invest in equity a sum exceeding 20 Million US Dollars; b) approve the entering into new fields of business by the Blue Square Group; c) approve transactions between Blue Square group and Interested Parties; d) approve amendments to the Articles of Association of the Company; or e) approve a merger between the Company and Blue Square Investments & Properties Ltd. (“BSIP”); or an acquisition offer regarding BSIP shares held by the public; or reorganizational structural changes of the Company or BSIP.

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

        The Israeli Companies Law requires that a member of the board of directors or senior management of the company promptly disclose any personal interest that he or she may have (either directly or by way of any corporation in which he or she is, directly or indirectly, a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager) and all related material information known to him or her, in connection with any existing or proposed transaction by the company. In addition, if the transaction is an extraordinary transaction (that is, a transaction other than in the ordinary course of business, otherwise than on market terms, or is likely to have a material impact on the company’s profitability, assets or liabilities), the member of the board of directors or senior management must also disclose any personal interest held by his or her spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing.

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

        Blue Square’s Articles of Association provide that, subject to the Israeli Companies Law, all actions executed in good faith by the board of directors or by a committee thereof or by any person acting as a director or a member of a committee of the board of directors will be deemed to be valid even if, after their execution, it is discovered that there was a flaw in the appointment of these persons or that any one of these persons was disqualified from serving at his or her office.

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

        Notices. Under the Israeli Companies Law and our Articles of Association, we are required to publish notices in two daily newspapers at least 14 calendar days’ prior notice of an ordinary shareholders’ meeting and at least 21 calendar days’ prior notice of any shareholders’ meeting in which the agenda includes matters which may be voted on by voting instruments. Under recently amended regulation promulgated under the Israeli Companies Law, however, we are required to publish notice in two daily newspapers at least 35 calendar days prior any shareholders’ meeting in which the agenda includes matters which may be voted on by voting instruments.

        According to the Israeli Companies Law and the regulations promulgated thereunder, for purposes of determining the shareholders entitled to notice and to vote at such meeting, the board of directors may fix the record date not more than 40 nor less than four calendar days prior to the date of the meeting, provided that an announcement regarding the general meeting shall be given prior to the record date.

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

Private Placements

        For information on private placements, see "Item 10. Additional Information - B. Memorandum and Articles - Private Placements."

C.	Material Contracts.

        For a summary of material contracts, see “Item 4. Information on Blue Square –Property, Plants and Equipment”, “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Debentures”, “Item 6. Directors, Senior Management and Employees – C. Board Practices – Exemption, Insurance and Indemnification of Directors and Officers – Limitations on Insurance and Indemnification,” “Item 6. Directors, Senior Management and Employees – D. Employees”, “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions,” “Item 10. Additional Information – B. Memorandum and Articles of Association – Description of Securities – American Depositary Receipts” and our consolidated financial statements and notes included elsewhere in this annual report.

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

        This discussion does not purport to be a complete analysis of all potential tax consequences of owning ordinary shares or ADSs. In particular, this discussion does not take into account the specific circumstances of any particular investor (such as tax-exempt entities, banks, certain financial companies, broker-dealers, investors that own, directly or indirectly, 10% or more of our outstanding voting rights, or foreign companies, if Israeli residents hold 25% or more of their shares or have the right to 25% or more of their income or profit, all of whom are subject to special tax regimes not covered in this discussion).

        The discussion is based on legislation yet to be subject to judicial or administrative interpretation, and there can be no assurance that the views expressed herein will accord with any such interpretation in the future. This discussion is not intended and should not be construed as legal or professional tax advice and does not cover all possible tax considerations.

        Potential investors are urged to consult their own tax advisors as to the Israeli or other tax consequences of the purchase, ownership and disposition of our ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

        Israeli Tax Reform

        On July 24, 2002, the Israeli Parliament enacted income tax reform legislation (2003 Tax Reform). The Tax Reform introduced fundamental and comprehensive changes to Israeli tax laws. Most of the legislative changes took effect on January 1, 2003. The Tax Reform introduced a transition from a primarily territorial-based tax system to a personal-based system of taxation with respect to Israeli residents, and resulted in significant amendment of the international taxation provisions, and in new provisions concerning the taxation of capital markets including the abolishment of formerly “exempt investment routes” (e.g., capital gains generated by individuals from the sale of securities traded on the Tel-Aviv Stock Exchange).

        It should be noted that under the 2003 Tax Reform legislation, the Shares are no longer regarded and defined as “foreign traded securities” and thus certain associated Israeli tax aspects will accordingly be subject to change as discussed below.

        A relatively short time after the 2003 Tax Reform, the Israeli Parliament approved on July 25, 2005 an additional income tax reform legislation (2006 Tax Reform) pursuant to the recommendations of a committee appointed by the Israeli Minister of Finance, which incorporated additional fundamental changes to Israeli tax law. The 2006 Tax Reform, inter alia, includes a gradual reduction of income tax rates for both individuals and corporations through 2010, and outlines a path towards uniformity in the taxation of interest, dividend and capital gains derived from securities. Most of the amendments to the tax law are effective as of January 1, 2006, subject to certain exceptions. Transition rules apply in certain circumstances.

        It should be noted that various issues related to the 2003 Tax Reform and 2006 Tax Reform remain unclear in view of the legislative language utilized. The analysis below is therefore based on our current understanding of the new legislation.

Corporate Tax Structure

        General

        In accordance with the 2006 Tax Reform, the 34% corporate tax rate in 2005 is scheduled to be reduced to 31% in 2006, 29% in 2007, to 27% in 2008, to 26% in 2009 and to 25% in for 2010 and thereafter.

        Dividends received by an Israeli corporation from Israeli subsidiaries are, generally, exempt from corporate tax.

        Corporate Taxation Under Inflationary Conditions

        The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law. The Inflationary Adjustments Law was designed to neutralize the erosion of capital investments in businesses and to prevent tax benefits resulting from the deduction of inflationary financial expenses. The law applies a supplementary set of inflationary adjustments to the normal taxable profit computed according to regular historic cost principles. Generally, the Inflationary Adjustments Law provides tax deductions and adjustments to depreciation deductions and tax loss carry forwards to mitigate the effects resulting from an inflationary economy. The Inflationary Adjustments Law is highly complex. Its principal features can be described as follows:

—	Where a company’s equity, as calculated under the Inflationary Adjustments Law, exceeds the depreciated cost of fixed assets, a deduction from taxable income is permitted equal to the excess multiplied by the applicable annual rate of inflation. The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward, and linked to the Israeli consumer price index.
—	Where a company’s depreciated cost of fixed assets exceeds its equity, then the excess multiplied by the applicable annual rate of inflation is added to taxable income. Note that the cost of fixed assets is also calculated under the Inflationary Adjustments Law.
—	Subject to specified limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the CPI.

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

        Taxation of the Company Shareholders

        Dividends

—	Israeli resident – The distribution of dividend income to Israeli residents who purchased our Shares will generally be subject to income tax at a rate of 20% (in 2006) for individuals (25% if the dividends receipient is a “significant shareholder” (inter alia, more than 10% of our outstanding voting rights during the 12 months prior to a dividend distribution)) and will be exempt from income tax for corporations.

—	Non Israeli resident – non Israeli residents (both individual and corporation) are generally subject to Israeli income tax on the receipt of dividends paid on the ordinary shares at the rate of 20% (25% if the dividends receipient is a “significant shareholder” (see aforementioned)), which tax will be withheld at source. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of the ordinary shares who is a U.S. resident is 25%.

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

        Capital Gains Taxes Applicable to Israeli Shareholders

        Real Gains derived from the disposal after January 1, 2003 of an asset purchased prior to this date will be subject to capital gains tax at a blended rate. The regular corporate tax rate of 31% (in 2006) and a marginal tax rate of up to 49% (in 2006) for individuals will be applied to the gain amount which bears the same ratio to the total gain realized as the ratio which the holding period commencing at the acquisition date and terminating on January 1, 2003 bears to the total holding period. The remainder of the gain realized will be subject to capital gains tax at a 25% rate for corporations (31%, in 2006, if the corporation are subject to the Inflationary Adjustments Law) and 20% for individuals (25% if the shareholder is a “significant shareholder” (see aforementioned), or if the shareholder claims a deduction of financing expenses).

        The Real Gain accrued at the sale of an asset purchased on or after January 1, 2003 will be tax as follows:

—	20% rate for individuals (25% if the shareholder is a "significant shareholder" (see aforementioned), or if the shareholder claims a deduction of financing expenses); and

—	25% for corporations (which are not subject to the Inflationary Adjustments Law).

        Capital Gains Taxes Applicable to Non-Israeli Shareholders

        Capital gains from the sale of our ordinary shares by non-Israeli shareholders are exempt from Israeli taxation. In addition, the U.S.-Israel Tax Treaty exempts U.S. residents who hold an interest of less than 10% in an Israeli company, and who held an interest of less than 10% during the 12 months prior to a sale of their shares, from Israeli capital gains tax in connection with such sale.

        Generally, within 30 days of a transaction a detailed return, including a computation of the tax due, should be submitted to the Israeli Tax Authorities, and a tax advance amounting to the tax liability arising from the capital gain is payable. At the sale of traded securities, the aforementioned detailed return may not be submitted and the tax advance should not be paid if all tax due was withheld at the source according to applicable provisions of the Israeli Tax Ordinance and regulations promulgated thereunder.

        Capital gains are also reportable on annual income tax returns.

        Taxation of investors engaged in a business of trading securities

        Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (31% for a corporation in 2006, and a marginal tax rate of up to 49% for individuals).

        Withholding at source from capital gains upon the sale of traded securities

        As of the commencement of the Tax Reform, Israeli stockbrokers are obliged to withhold tax upon the sale of traded securities. The applicable withholding tax rate is, generally, 20% from the real gain.

        United States Federal Income Tax Considerations

        Subject to the limitations described in the next paragraph, the following discussion describes the material United States federal income tax consequences to a holder of Blue Square’s ordinary shares, referred to for purposes of this discussion as a “U.S. holder,” that is:

—	a citizen or resident of the United States;
—	a corporation created or organized in the United States or under the laws of the United States or of any State;
—	an estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or
—	a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

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

        This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, current and proposed Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of United States federal income taxation that may be relevant to any particular shareholder based on such shareholder’s individual circumstances. In particular, this discussion considers only U.S. holders that will own ordinary shares as capital assets and does not address the potential application of the alternative minimum tax or United States federal income tax consequences to U.S. holders that are subject to special treatment, including U.S. holders that:

—	are broker-dealers or insurance companies;
—	have elected mark-to-marketing accounting;
—	are tax-exempt organizations;
—	are financial institutions or "financial services entities";
—	hold ADSs or ordinary shares as part of a straddle, "hedge" or "conversion transaction" with other investments;
—	own directly, indirectly or by attribution at least 10% of Blue Square’s shares representing at least 10% of Blue Square’s shareholders’ voting power;
—	have a functional currency that is not the dollar.

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

        Tax Consequences if Blue Square is a Passive Foreign Investment Company

        Blue Square will be a passive foreign investment company, or PFIC, if 75% or more of its gross income in a taxable year, including the pro rata share of the gross income of any company, U.S. or foreign, in which Blue Square is considered to own 25% or more of the shares by value, is passive income. Alternatively, Blue Square will be considered to be a PFIC if at least 50% of its assets in a taxable year, averaged over the year and ordinarily determined based on fair market value and including the pro rata share of the assets of any company in which Blue Square is considered to own 25% or more of the shares by value, are held for the production of, or produce, passive income. Passive income includes amounts derived by reason of the temporary investment of funds raised in our public offerings. If Blue Square were a PFIC, and a U.S. holder did not make an election to treat us as a “qualified electing fund” (as described below):

—	excess distributions by Blue Square to a U.S. holder would be taxed in a special way. "Excess distributions" are amounts received by a U.S. holder with respect to Blue Square's securities in any taxable year that exceed 125% of the average distributions received by that U.S. holder from Blue Square in the shorter of either the three previous years or that U.S. holder's holding period for ordinary shares before the present taxable year. Excess distributions must be allocated ratably to each day that a U.S. holder has held Blue Square's securities. A U.S. holder must include amounts allocated to the current taxable year, and any prior taxable year in which Blue Square was not a PFIC, in its gross income as ordinary income for that year. A U.S. holder must pay tax on amounts allocated to each prior taxable year in which Blue Square was PFIC at the highest rate in effect for that year on ordinary income and the tax is subject to an interest charge at the rate applicable to deficiencies for income tax.

—	the entire amount of gain that was realized by a U.S. holder upon the sale or other disposition of ordinary shares will also be rated as excess distribution and will be subject to tax as described above.

—	a U.S. holder’s tax basis in Blue Square’s shares that were acquired from a decedent would not receive a step-up to fair market value as of the date of the decedent’s death but would instead be equal to the decedent’s basis, if lower.

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

        Blue Square believes that it was not a PFIC in 2005. However, the tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, there can be no assurance that Blue Square will not become a PFIC. If Blue Square determines that it has become a PFIC, Blue Square will notify its U.S. holders and provide them with the information necessary to comply with the QEF rules. U.S. holders who hold ordinary shares during a period when Blue Square is a PFIC will be subject to the foregoing rules, even if Blue Square ceases to be a PFIC, subject to certain exceptions for U.S. holders who made a QEF election. U.S. holders are urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to Blue Square’s ordinary shares and ADSs in the event that Blue Square qualifies as a PFIC.

        Tax Consequences for Non-U.S. Holders of Ordinary Shares

        Except as described in “Information Reporting and Back-up Withholding” below, a Non-U.S. holder of ADSs or ordinary shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, ordinary shares, unless:

—	such item is effectively connected with the conduct by the Non-U.S. holder of a trade or business in the United States and, in the case of a resident of a country which has a treaty with the United States, such item is attributable to a permanent establishment or, in the case of an individual, a fixed place of business in the United States;

—	the Non-U.S. holder is an individual who holds ADSs or the ordinary shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and does not qualify for an exemption; or

—	the Non-U.S. holder is subject to tax pursuant to the provisions of United States tax law applicable to U.S. expatriates.

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

Interest Rate Sensitivity

        The Company is exposed to various market risks, most of them related to changes in interest rates and changes in the Israeli CPI. Loans in the amount of approximately NIS 35 million bear interest at fixed rates, and therefore changes in the interest rates will affect the fair value of such loans. Other loans set forth below and a deposit of NIS 500 million bear interest at variable rates (as a result of changing interest rates or CPI linkage), and therefore change in the CPI or the prime interest rate will affect future cash flow and interest expenses.

        The table below provides information about Blue Square’s financial instruments as of December 31, 2005:

	December 31, 2005 Expected Maturity (NIS in thousands)
	2006	2007	2008	2009	2010	from 2011 and thereafter	Total

Long term loan from banks - linked:

Linked to the Swiss Frank
(annual interest rate of 2.33%)	-	45,480	-	-	-	-	45,480
Linked to the Israeli CPI - 5.1%
(weighted average rate as of
December 31, 2005)	131,733	99,195	32,814	33,361	8,347	-	305,450

Long term loans from Bank - unlinked:

Fixed annual interest rate of 6.67%	16,011	12,500	6,250	-	-	-	34,761

Variable interest (average
annual rate as of December 31,
2005 - Prime minus 1.12%)	61,382	561,458	11,541	11,669	4,169	-	650,219

	209,126	718,633	50,605	45,030	12,516	-	1,035,910

Debentures - Linked to the
Israeli CPI - fixed rate 5.9% (1)	68,258	-	68,258	-	68,259	-	204,775

Convertible Debentures Linked to
the Israeli CPI - fixed rate 5.9% (1)	-	61,663	-	61,663		61,663	184,989

(1) See also "Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources - Debentures".

        For variable interest rate loans, a one percent interest rate increase (decrease), taking into account the NIS 500 million deposit, would cause an approximately NIS 1 million decrease (increase) in net income for the next year.

        For CPI linked financial instruments as stipulated in the table above, a one percent increase (decrease) in the CPI would cause an approximately NIS 4.8 million decrease (increase) in net income for the next year.

Inflation Risks and Exchange Rate Risks

        In accordance with Israeli Accounting Standard No. 12 adopted by the Israeli Accounting Standards Board, our financial statements ceased to be adjusted for inflation in Israel for periods beginning on or after January 1, 2004. The amounts included in our financial statements as of December 31, 2003 served as the starting point for nominal financial reporting beginning January 1, 2004. The adoption of Standard No. 12 could have material adverse effect on our results of operations. As a result of the adoption of this standard, our assets and revenues ceased to be adjusted for inflation in Israel, while the repayment of interest and principal under most of our loans and all debentures continues to be linked to the Israeli CPI as provided in our loan and debenture agreements. As a result, an increase in inflation would have the effect of increasing our financial expenses without any offsetting increase in our assets and revenues on our financial statements, leading to lower reported earnings and shareholders equity. The extent of this effect on our financial statement would be dependent on the rate of inflation in Israel.

        The table below provides information about the CPI and the "known index":

	CPI	The "known index"

2003	(1.9)%	(2)%
2004	1.2%	0.9%
2005	2.4%	2.7%

        The table below provides an analysis of monetary assets and liabilities by currency and linkage as of December 31, 2005

	Israeli Currency		Other Currencies especially the Dollar	Other
	Unlinked	Linked to the Israeli CPI
	NIS in thousands

Cash and cash equivalents	66,746	-	13	14
Trade receivables	558,758	-	-	-
Other accounts receivables	45,332	56,873	-	-
Restricted deposit	500,190	-	-	-
Investments in an associated company	-	2,073	-
Other Long-term receivables	922	-	2,040	-

	1,171,948	58,946	2,053	14
Short-term credit from banks	36,452	-	-	-
Trade payables	864,302	-	14,834	-
Other accounts payables and accrued expenses	199,880	-	-	-
Long term loans from banks including current maturities	684,980	305,450	-	45,480
Debentures	-	204,775	-	-
Convertible debentures	-	184,989	-	-

	1,785,614	695,214	14,834	45,480

Monetary liabilities, net	613,666	636,268	12,781	45,466

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. to E. Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

        (a) Disclosure Controls and Procedures. We performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that the material financial and non-financial information required to be disclosed on Form 20-F and filed with the Securities and Exchange Commission is recorded, processed, summarized and reported timely within the time period specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Securities Act of 1933, as amended, is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There can be no assurance that our disclosure controls and procedures will detect or uncover all failures of persons within Blue Square to disclose material information otherwise required to be set forth in our reports. Nevertheless, our disclosure controls and procedures are designed to provide reasonable assurance of achieving the desired control objectives. Based on our evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15(d) – 15(e) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report are effective at such reasonable assurance level.

        (b) Internal Control Over Financial Reporting. There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2005 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

        The Board of Directors has determined that Shlomo Even is an “audit committee financial expert” as defined in Item 16A of Form 20-F and is independent in accordance with the NYSE listing standards for audit committees applicable to Blue Square.

ITEM 16B.	CODE OF ETHICS

        As of the date of this annual report, we have adopted a code of ethics that applies to our Chief Executive Officer, President, Chief Financial Officer, Corporate Controller and employees. This code of ethics is posted on our website, www.bsi.co.il/codeofethics.htm.

ITEM 16C.	ACCOUNTANTS’ FEES AND SERVICES

        Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, served as our independent public accountants for the fiscal years ended December 31, 2004 and 2005, for which audited financial statements appear in this Annual Report on Form 20-F.

        The following table presents the aggregate fees for professional services rendered by such accountants to us during their respective term as our principal accountants in 2004 and 2005.

	2004	2005
	(In NIS)	(In NIS)

Audit Fees (1)	437,845	639,097
Tax Fees (2)	108,239	156,560
All Other Fees (3)	61,464	212,857

TOTAL	607,548	1,008,514

(1)	Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor can reasonably provide, and include the group audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the SEC.

(2)	Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, restructuring, transfer pricing, and requests for rulings or technical advice from taxing authority; tax planning services; and expatriate tax planning and services.

(3)	All Other Fees include fees billed in connection with the following: the transfer by the Company of real estate assets to BSRE, a new wholly owned subsidiary of the Company; data security review, Sarbanes-Oxley Act compliance, and accounting advice services in connection with several Company transactions.

Audit Committee Pre-Approval Policies and Procedures

        One of our audit committee's main roles is to assist the Board of Directors in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing and reporting practices of the Company. The Audit Committee oversees the appointment, compensation, and oversight of the public accounting firm engaged to prepare or issue an audit report on the financial statements of the Company. Our audit committee has adopted a pre-approval policy for non-audit services.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

        Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

        Below is a list of purchases of the Company's ordinary shares by Bronfman-Alon during calendar year 2005:

Period	Total Number of Shares Purchased	Average Price Paid Per Share (in NIS)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under Plans or Programs
June 26, 2005- June 30, 2005	16,406	39.65	N/A	N/A
July 4, 2005- July 21, 2005	92,209	43.52	N/A	N/A
Aug. 23, 2005- Aug. 31, 2005	73,826	46.47	N/A	N/A
Sept. 1, 2005- Sept. 6, 2005	57,408	46.35	N/A	N/A

PART III

ITEM 17.	FINANCIAL STATEMENTS

        The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 18.	FINANCIAL STATEMENTS

        We have responded to Item 17 in lieu of this item.

ITEM 19.	EXHIBITS

        The exhibits filed with or incorporated into this annual report are listed in the index of exhibits below.

Exhibit No.	Description

1.1	Memorandum of Association of the Registrant (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-1 (File No. 333-05024)).

1.2	Articles of Association of the Registrant adopted in August 2001 (incorporated by reference to Exhibit 1.2 to Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2001).

1.3	Amendments to Articles of Association of the Registrant adopted in January 2004 (incorporated by reference to Exhibit 1.3 to Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2003).

1.4	Amendment to Articles of Association of the Registrant adopted in February 2006.

2.1	Form of Deposit Agreement (incorporated by reference to Exhibit (a) to the Registration Statement on Form F-6 (File No. 333-05158)).

4.1	Service Agreement made and entered into on the 1st day of January 1990 between Blue Square Chain (Super Super) Ltd. and Blue Square Chain (Hyper Hyper) Ltd. (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-1 (File No. 333-05024)).

4.2	Supply Agreement made and entered into on the 1st day of January 1990 between Blue Square Chain (Super Super) Ltd. and Blue Square Chain (Hyper Hyper) Ltd. (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-1 (File No. 333-05024)).

4.3	Management Agreement made and entered into on July 23, 1996 between Blue Square Chain Investments & Properties Ltd. and the Registrant (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form F-1 (File No. 333-05024)).

4.4	An Agreement to Loan Employees made and entered into on July 23, 1996 between Blue Square Chain Properties (Hyper Hyper) Ltd. and the Registrant (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-1 (File No. 333-05024)).

4.5	Agreement made and entered into on July 25, 1996 between the Registrant and Blue Square Chain (Hyper Hyper) Ltd. regarding property selection (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form F-1 (File No. 333-05024)).

4.6	Registration Rights Agreement, dated as of July 25, 1996, by and among the Registrant and Co-Op Blue Square Consumers Cooperative Society Ltd. (incorporated by reference to Exhibit 10.15 to the Registration Statement on Form F-1 (File No. 333-05024)).

Exhibit No.	Description

4.7	Letter, dated July 1, 1996, by Co-Op Blue Square Consumers Cooperative Society Ltd. indemnifying the Registrant against certain real estate tax liabilities (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form F-1 (File No. 333-05024)).

4.8	Letter, dated May 21, 1993 and March 18, 1993, by Co-Op Blue Square Consumers Cooperative Society Ltd. indemnifying Blue Square Chain Investments & Properties Ltd. against certain real estate tax liabilities (incorporated by reference to Exhibit 10.18 to the Registration Statement on Form F-1 (File No. 333-05024)).

4.9	Form of Letter of Exemption and Indemnity adopted in February 2001 (incorporated by reference to Exhibit 4.13 to Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2000).

4.10	Form of Letter of Exemption and Indemnity (English translation accompanied by the Hebrew original). (incorporated by reference to Exhibit 4.14 to Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2001).

4.11	Special Collective Agreement made on the 28th day of May 1996 between Co-Op Blue Square Consumers Cooperative Society Ltd., the Registrant and The New Federation of Labor in Israel/The Federation of Clerical, Administrative and Services Employees and Consumers Cooperative Union–Central Cooperative Society Ltd. (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-1 (File No. 333-05024)).

4.12	Special Collective Agreement made on the 3rd day of September 2000 between Blue Square and The New Federation of Labor in Israel. The Federation of Clerical, Administrative and Services Employees / the Commercial Section Employees and the committee of Blue Square employees. (English summary accompanied by the Hebrew original) (incorporated by reference to Exhibit 4.16 to Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2001).

4.13	Collective Agreement, made on August 13, 2003, by and among Blue Square – Israel Ltd. and The New Federation of Labor in Israel/The Federation of Clerical, Administrative and Services Employees and the National Committee of the Blue Square Co-Op Employees (English translation) (incorporated by reference to Exhibit 4.15 to Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2003).

4.14	Collective Agreement, made on October 15, 2003, by and among Blue Square – Israel Ltd. and The New Federation of Labor in Israel/The Federation of Clerical, Administrative and Services Employees and the National Workers Committee of Blue Square-Israel Ltd (English translation) (incorporated by reference to Exhibit 4.16 to Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2003).

4.15	Special Collective Bargaining Agreement made on the 21st day of January 2005 among Blue Square, the Histadrut and the National Committee of Blue Square-Israel. (English translation). (incorporated by reference to Exhibit 4.15 to Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2005).

4.16	Loan Agreement made on the 5th day of June 1996 between the Registrant and Blue Square Chain Investments & Properties Ltd. (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-1 (File No. 333-05024)).

4.17	Deed of Trust made on August 5, 2003, by and between Blue Square – Israel Ltd. and Israel Discount Bank Trust Company Ltd., together with second schedule (English translation) (incorporated by reference to Exhibit 4.18 to Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2003).

Exhibit No.	Description

4.18	First Schedule to Deed of Trust – Debenture Certificate for Registered Debenture (Series A) of NIS 1 par value each (out of series of NIS 200,000,000 par value Debentures (Series A)) (English translation) (incorporated by reference to Exhibit 4.19 to Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2003).

4.19	First Schedule to Deed of Trust – Debenture Certificate for Registered Debenture (Series B) of NIS 1 par value each (out of series of NIS 200,000,000 par value Debentures (Series B)) (English translation) (incorporated by reference to Exhibit 4.20 to Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2003).

4.20	Agreement between the Registrant and Blue Square Chain (Hyper Hyper) Ltd. (incorporated by reference to Exhibit 4.21 to Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2002).

4.21	General services framework and expenses allotment agreement, dated October 11, 2005, among Blue Square, Blue Square Chain Investments & Properties Ltd. and Blue Square Chain (Hyper Hyper) Ltd., as amended.

8	List of Subsidiaries.

12.(a).1	Certification by CEO pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

12.(a).2	Certification by CFO pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

13.(a).1	Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

BLUE SQUARE – ISRAEL LTD.

2005 ANNUAL REPORT

BLUE SQUARE – ISRAEL LTD.
2005 ANNUAL REPORT

Kesselman & Kesselman Certified Public Accountants Trade Tower, 25 Hamered Street Tel Aviv 68125 Israel P.O Box 452 Tel Aviv 61003 Telephone +972-3-7954555 Facsimile +972-3-7954556

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of

BLUE SQUARE – ISRAEL LTD

We have audited the accompanying consolidated financial statements of Blue Square – Israel Ltd. (hereafter – the Company) and its subsidiaries and proportionately consolidated companies: consolidated balance sheets as of December 31 ,2005 and 2004 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of a certain subsidiary, whose assets included in consolidation constitute approximately 3.64% of total consolidated assets as of December 31, 2005, and whose revenues included in consolidation constitute approximately 1.57% of total consolidated revenues for the year ended December 31, 2005. The financial statements of the above subsidiary were audited by other independent registered public accounting firm, whose report have been furnished to us, and our opinion, insofar as it relates to amounts included for that company, is based on the report of the other independent registered public accounting firm.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other independent registered public accounting firm provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other independent registered public accounting firm, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2005 and 2004 and the consolidated results of operations, and cash flows for each of the two years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States and as allowed by item 17 to Form 20-F.  Information relating to the nature and effect of such differences is presented in note 18 to the consolidated financial statements.

As explained in note 2a, the financial statements, as of dates and for reporting periods subsequent to December 31, 2003, are presented in New Israeli Shekels, in conformity with accounting standards issued by the Israel Accounting Standards Board. The financial statements for reporting periods ended prior to, or on the above date, are presented in values that have been adjusted for the changes in the general purchasing power of the Israeli currency through that date, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.

Tel-Aviv	/S/ Kesseleman&Kesselman
March 21, 2006	Public Accounting Certified

■	Kost Forer Gabbay & Kasierer	■	Phone: 972-3-6232525
	3 Aminadav St. Tel-Aviv 67067, Israel		Fax: 972-3-5622555

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

BLUE SQUARE – ISRAEL LTD.

        We have audited the accompanying consolidated statements of operations, changes in shareholders’ equity and cash flows of Blue Square – Israel Ltd. (the “Company”) and subsidiaries for the year ended December 31, 2003. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations, changes in shareholders’ equity and cash flows of the Company and subsidiaries, for the year ended December 31, 2003, in conformity with accounting principles generally accepted in Israel, which differ in certain respects from those generally accepted in the United States (see Note 18 to the consolidated financial statements).

        As described in Note 2a, the consolidated financial statements referred to above are presented in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.

Tel-Aviv, Israel	/S/ KOST FORER GABBAY & KASIERER
March 8, 2004	A Member of Ernst & Young Global

BLUE SQUARE – ISRAEL LTD.
CONSOLIDATED BALANCE SHEETS

				Convenience translation (note 2p)
		December 31,		December 31,
		2004	2005	2005
	Note	NIS (see note 2a)		U.S. dollars
		In thousands

A s s e t s	11

CURRENT ASSETS:	13
Cash and cash equivalents	2c	47,359	66,773	14,506
Trade receivables	15a	483,524	558,758	121,390
Other accounts receivable	15b	145,292	129,670	28,171
Inventories	15c	288,042	356,881	77,532

Total current assets		964,217	1,112,082	241,599

INVESTMENTS AND LONG TERM RECEIVABLES:
Restricted deposit	11c	-	500,190	108,666
Investments in an associated company	3	2,795	3,325	722
Other long term receivables	15d	-	2,962	643

		2,795	506,477	110,031

FIXED ASSETS, NET OF ACCUMULATED DEPRECIATION
AND AMORTIZATION	4	2,011,599	1,971,577	428,324

OTHER ASSETS, NET OF ACCUMULATED AMORTIZATION:	5
Goodwill		76,665	82,511	17,925
Deferred charges		23,735	10,388	2,257

		100,400	92,899	20,182

		3,079,011	3,683,035	800,136

March 21, 2006 ————————— Date of approval of the financial statements	————————— /S/ David Wiessman Chairman of the Board of Directors	————————— /S/ Gil Unger Chief Executive Officer	————————— /S/ Emanuel Avner Vice President and Chief Financial Officer

The accompanying notes are an integral part of the consolidated financial statements.

BLUE SQUARE – ISRAEL LTD.
CONSOLIDATED BALANCE SHEETS

				Convenience translation (note 2p)
		December 31,		December 31,
		2004	2005	2005
	Note	NIS (see note 2a)		U.S. dollars
		In thousands

Liabilities and shareholders' equity

CURRENT LIABILITIES:	11, 13
Credit and loans from banks	15e	136,541	291,058	63,232
Current maturities of debentures	7	-	68,258	14,829
Trade payables		837,757	879,136	190,992
Other accounts payable and accrued expenses	15f	331,614	323,674	70,318
Dividend payable		38,971	-	-

Total current liabilities		1,344,883	1,562,126	339,371

LONG-TERM LIABILITIES:
Long-term loans from banks, net of current
maturities	6	390,375	781,304	169,738
Debentures, net of current maturities	7	200,000	136,517	29,658
Convertible debentures	7	186,193	184,989	40,189
Deferred income taxes	12b	14,576	13,392	2,909
Liability for employee rights, net of amount
funded	8	26,894	28,166	6,119

Total long-term liabilities		818,038	1,144,368	248,613

CONTINGENT LIABILITIES AND COMMITMENTS	9
Total liabilities		2,162,921	2,706,494	587,984

MINORITY INTEREST	15g	96,780	111,233	24,165

SHAREHOLDERS' EQUITY:	10
Share capital -
Ordinary shares of NIS 1 par value -
Authorized: 100,000,000 shares at December
31, 2005 and 2004; Issued and outstanding
38,950,091 and 38,782,336 shares at
December 31, 2005 and 2004, respectively		52,503	52,671	11,443
Additional paid-in capital		754,264	714,796	155,289
Retained earnings:
Dividend declared subsequent to balance
sheet date		-	50,000	10,862
Unappropriated		12,543	47,841	10,393

Total shareholders equity		819,310	865,308	187,987

		3,079,011	3,683,035	800,136

The accompanying notes are an integral part of the consolidated financial statements

BLUE SQUARE – ISRAEL LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS

		2003	2004	2005	Convenience translation (note 2p) 2005
	Note	NIS (see note 2a)			U.S. dollars
		In thousands (except share and per share data)

Sales	2m	5,170,510	5,365,784	5,797,018	1,259,400
Cost of sales		3,777,411	3,962,303	4,298,211	933,785

Gross profit		1,393,099	1,403,481	1,498,807	325,615
Selling, general and administrative
expenses	15h	1,190,425	1,203,391	1,269,760	275,855

Operating income		202,674	200,090	229,047	49,760
Financial expenses, net	15i	(48,813)	(58,090)	(59,529)	(12,933)

		153,861	142,000	169,518	36,827

Amortization of goodwill		(5,740)	(5,870)	(6,508)	(1,414)
Other income (expenses), net	15j	(136,612)	(19,593)	690	150

Income before taxes on income		11,509	116,537	163,700	35,563
Taxes on income	12d	8,445	41,230	58,490	12,707

Income after taxes on income		3,064	75,307	105,210	22,856
Share in profits (losses) of associated
company, net		742	(1,204)	498	108
Minority interest in profits of
subsidiaries, net		10,852	13,555	15,717	3,415

Net income (loss) for the year		(7,046)	60,548	89,991	19,549

Net income (loss) per Ordinary share or
ADS	2t	(0.18)	1.57	2.32	0.50

Weighted average number of shares or ADS
used for computation of income (loss)
per share		38,400,000	38,782,336	38,950,091	38,950,091

The accompanying notes are an integral part of the consolidated financial statements.

BLUE SQUARE – ISRAEL LTD.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

			Retained earnings
	Share capital	Additional paid-in capital	Dividend declared subsequent to balance sheet date	Unappropriated	Total
	NIS in thousands (see note 2a)

BALANCE AT JANUARY 1, 2003	52,121	741,008	-	546,287	1,339,416

CHANGES DURING 2003:

Dividend paid	-	-	-	(295,030)	(295,030)
Dividend declared subsequent to balance
sheet date	-	-	198,421	(198,421)	-
Net loss	-	-	-	(7,046)	(7,046)

BALANCE AT DECEMBER 31, 2003	52,121	741,008	198,421	45,790	1,037,340

CHANGES DURING 2004:

Issuance of shares upon conversion of
convertible debentures	382	13,256	-	-	13,638
Dividend paid	-	-	(198,421)	(54,390)	(252,811)
Dividend declared	-	-	-	(39,405)	(39,405)
Net income	-	-	-	60,548	60,548

BALANCE AT DECEMBER 31, 2004	52,503	754,264	-	12,543	819,310

CHANGES DURING 2005:

Issuance of shares upon conversion of
convertible debentures	168	5,432	-	-	5,600
Reclassification of capital reserve
related to capital gain from
transaction with previous parent
cooperative (see note 10 c)	-	(44,900)	-	44,900	-
Gain on derivatives hedging dividend
payable, net of taxes	-	-	-	407	407
Dividend paid	-	-	-	(50,000)	(50,000)
Dividend declared subsequent to balance
sheet date	-	-	50,000	(50,000)	-
Net income	-	-	-	89,991	89,991

BALANCE AT DECEMBER 31, 2005	52,671	714,796	50,000	47,841	865,308

	Convenience translation into U.S. dollars in thousands (note 2p)

BALANCE AT JANUARY 1, 2005	11,406	163,864	-	2,725	177,995

CHANGES DURING 2005:
Issuance of shares upon conversion of
convertible debentures	37	1,180	-	-	1,217
Reclassification of capital reserve
elated to apital gain from transaction with
revious arent cooperative (see note 10 c)	-	(9,755)	-	9,755	-
Gain on derivatives hedging dividend
payable, net of taxes	-	-	-	88	88
Dividend paid				(10,862)	(10,862)
Dividend declared subsequent to balance
sheet date	-	-	10,862	(10,862)	-
Net income	-	-	-	19,549	19,549

BALANCE AT DECEMBER 31, 2005	11,443	155,289	10,862	10,393	187,987

The accompanying notes are an integral part of the consolidated financial statements.

(Continued) – 1

BLUE SQUARE – ISRAEL LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

				Convenience translation (note 2p)
	2003	2004	2005	2005
	NIS (see note 2a)			U.S. dollars
	In thousands

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income (loss)	(7,046)	60,548	89,991	19,549
Adjustments required to reflect the cash flows
from operating activities (a)	265,586	288,010	119,769	26,020

Net cash provided by operating activities	258,540	348,558	209,760	45,569

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchase of fixed assets	(138,713)	(89,404)	(89,050)	(19,346)
Investment in restricted deposit and long-term
receivables			(500,233)	(108,675)
Acquisition of minority interest in subsidiary	(865)	-	-	-
Proceeds from sale of fixed assets	29,513	11,527	9,213	2,001
Deconsolidation of former investee company (c)	-	(505)	-	-
Proceeds from realization of investment in former
investee company (see note 3c):
Consideration for shares sold	-	-	2,731	594
Amount received for assumed liabilities to
banks and others	-	-	11,039	2,398
Acquisition of a subsidiary consolidated for the
first time (b)	-	-	(3,152)	(685)
Proceeds from sale of (investments in) marketable
securities, net	(11,572)	15,817	-	-
Long term loan to a former investee company, net	-	(5,997)	-	-

Net cash used in investing activities	(121,637)	(68,562)	(569,452)	(123,713)

CASH FLOWS FROM FINANCING ACTIVITIES:

Dividends paid to shareholders	(295,030)	(252,811)	(88,998)	(19,335)
Dividend paid to minority shareholders of
subsidiaries	-	(77,040)	(22,614)	(4,913)
Decrease in the balance with previous parent
cooperative, net	(5,471)	-	-	-
Receipt of long-term loans	109,629	426,762	633,169	137,556
Repayments of long-term loans and debentures	(203,492)	(357,609)	(139,167)	(30,234)
Repayment of capital note to previous shareholders
of subsidiary	-	-	(8,200)	(1,781)
Issuance of debentures and convertible debentures,
net of issuance expenses	393,047	-	-	-
Short-term credit from banks, net	(86,038)	(35,194)	4,916	1,068

Net cash provided by (used in) financing activities	(87,355)	(295,892)	379,106	82,361

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	49,548	(15,896)	19,414	4,217
BALANCE OF CASH AND CASH EQUIVALENTS AT
BEGINNING OF YEAR	13,707	63,255	47,359	10,289

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	63,255	47,359	66,773	14,506

SUPPLEMENTAL DISCLOSURE OF CASH FLOW ACTIVITIES:

Cash paid during the year for interest	31,462	52,501	49,510	10,756

Cash paid during the year for taxes	40,861	39,038	40,747	8,852

The accompanying notes are an integral part of the consolidated financial statements.

(Concluded) – 2

BLUE SQUARE – ISRAEL LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	2003	2004	2005	Convenience translation (note 2p) 2005
	NIS (see note 2a)			U.S. dollars
	In thousands

(a) Adjustments required to reflect the cash flows from
operating activities:

Income and expenses not involving cash flows:
Depreciation and amortization	145,190	146,201	139,199	30,241
Minority interest in profits of subsidiaries - net	10,852	13,555	15,717	3,415
Share in losses (profits) of an associated company	(742)	1,204	(498)	(108)
Loss (gain) from sale, disposal and impairment of
fixed assets and investments	47,359	5,994	(807)	(175)
Deferred income taxes, net	(16,571)	9,526	18,079	3,928
Linkage differences on long-term loans and other
liabilities, net	8,530	5,195	13,736	2,984
Increase in liability for employee rights, net	14,735	1,476	1,125	244
Increase in value of marketable securities, deposit
and long term receivables	(3,565)	(680)	(122)	(27)
Capital gain from sale of a former investee company
(see note 3c)	-	-	(2,345)	(509)
Changes in operating assets and liabilities:
Decrease (increase) in trade receivables and other
accounts receivable	(22,025)	4,134	18,645	4,051
Decrease (increase) in inventories	54,161	(13,389)	(42,841)	(9,308)
Increase (decrease) in trade payables and other
accounts payable	27,662	114,794	(40,119)	(8,716)

	265,586	288,010	119,769	26,020

(b) Acquisition of a subsidiary consolidated for the first
time:

Assets and liabilities of the subsidiary at date of
acquisition:
Working capital (excluding cash and cash equivalents)	-	-	(15,122)	(3,285)
Fixed assets	-	-	(3,897)	(847)
Deferred income taxes	-	-	(1,652)	(359)
Liability for employee rights upon retirement - net	-	-	147	32
Long-term loans and other liabilities	-	-	8,376	1,820
Goodwill arising on acquisition	-	-	(12,354)	(2,684)
Minority interest in subsidiary at date of
acquisition	-	-	21,350	4,638

	-	-	(3,152)	(685)

(c) Deconsolidation of former investee company

Assets and liabilities of this company at date of
deconsolidation:
Working capital deficiency (excluding cash and cash
equivalents)	-	(5,833)	-	-
Fixed assets and investments	-	6,658	-	-
Long term liabilities	-	(6,941)	-	-
Carrying amount of the investment at the date of the
deconsolidation	-	5,611	-	-

	-	(505)	-	-

(d) Supplementary information on investing and financing
activities not involving cash flows:

Sale of fixed assets on credit	21,861	-	-	-

Purchase of partner's interest in partnership in
consideration for deposit	6,854	-	-	-

Issuance of shares upon conversion of convertible
debentures	-	13,638	5,600	1,217

Dividend payable	-	39,405	-	-

The accompanying notes are an integral part of the consolidated financial statements.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1	–	GENERAL:

a.	Nature of operations

Blue Square-Israel Ltd. (“Blue Square”) is an Israeli corporation, which, independently and through its subsidiaries, operates in one business segment – the operation of chains of supermarkets in Israel. All references to the Company include, unless the context otherwise indicates, Blue-Square and its subsidiaries. The Company markets and sells a wide range of consumer products including food and beverages, apparel, pharmaceuticals, housewares and cosmetics.

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

c.	The Company intends to reorganize its real estate operations such that Blue Square’s real estate will be transferred to a new wholly-owned subsidiary that was established for this purpose. This reorganization depends on the Israeli Tax Authority approval. See also note 9b(2).

d.	Use of estimates in the preparation of financial statements

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

e.	Definitions:
Subsidiary	-	a company over which the Company has control, the financial statements of which have been consolidated with the financial statements of the Company, which is not a proportionately consolidated company.

Proportionately consolidated company	-
a jointly controlled company, none of the shareholders of which holds exclusive control, the financial statements of which are consolidated with those of the Company by the proportionate consolidation method.

Associated company	-	a company (which is not a subsidiary or a proportionately consolidated company), over whose financial and operational policy the Company exerts material influence, the investment in which is presented by the equity method. Material influence is deemed to exist when the percentage holding in the said company is 20% or more, unless there are circumstances that contradict this assumption.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1	–	GENERAL (continued):

Investee company	-	a subsidiary, proportionately consolidated company or associated company.

Related parties	-	as defined in Opinion No.29 of the Israeli Institute Of Certified Public Accountant.

Goodwill	-	the difference between the cost of the investment in the investee company and the Company's share in the fair value of its underlying assets, net of the fair value of its underlying liabilities, at time of acquisition, net of the applicable taxes.

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES:

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Israel (Israeli GAAP). Israeli GAAP vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and the effect of such differences is presented in note 18.

The significant accounting policies which, except for the changes required by the transition to nominal financial reporting in 2004 (see a (1)), were applied on a consistent basis, are as follows:

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

The amounts adjusted for the effects of inflation in Israel, presented in the financial statements as of December 31, 2003 (hereafter – “the transition date”), were used as the opening balances for the nominal financial reporting in the following periods. Accordingly, the amounts reported in these financial statements, that relate to non-monetary assets (including the depreciation and amortization thereon), investments in associated company (see also g below) and equity items, which originate from the period that preceded the transition date, are based on the adjusted-for-inflation data (based on the CPI for December 2003), as previously reported.

All the amounts originating from the period after the transition date are included in the financial statements based on their nominal values.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

Through December 31, 2003, the Company prepared its financial statements on the basis of historical cost adjusted for the changes in the general purchasing power of Israeli currency (“NIS”), based upon changes in the consumer price index (hereafter – “the CPI”, see also note 13b), in accordance with pronouncements of the Institute of Certified Public Accountants in Israel (hereafter – “the Israeli Institute”).

Components of the income statements for 2003 were, for the most part, adjusted as follows: the components relating to transactions carried out during the reported period – sales, purchases, labor costs, etc. – were adjusted on the basis of the index for the month in which the transaction was carried out, while those relating to nonmonetary balance sheet items (mainly – changes in inventories and depreciation and amortization) were adjusted on the same basis as the related balance sheet item. The financing component represents financial income and expenses in real terms and the erosion of balances of monetary items during the year.

2)	The amounts of non-monetary assets do not necessarily represent realization value or current economic value, but only the reported amounts of such assets, as described in (1) above. In these financial statements, the term “cost” signifies cost in reported amounts.

b.	Principles of consolidation:

1)	The consolidated financial statements include the accounts of the Company and its subsidiaries; as to a company consolidated for the first time, see note 3a. The companies included in consolidation are listed in appendix I to the financial statements.

2)	In addition to the fully consolidated companies as above, the consolidated financial statements include jointly controlled companies that have been consolidated by the proportionate consolidation method, as prescribed by Opinion 57 of the Israeli Institute. As to data relating to such companies included in these consolidated financial statements – see also note 3c.

3)	Goodwill is presented in the consolidated balance sheets under “other assets” and is amortized in equal annual installments over 10 and 20 years (mainly 20 years), commencing in the year of acquisition. Pursuant to an amendment to Israel Accounting Standard No. 20, which was issued in March 2006, the amortization of goodwill is to be discontinued from January 1, 2006 – see w (5) below.

4)	Intercompany balances and transactions have been eliminated. Profits from intercompany sales, not yet realized outside the group, have also been eliminated.

c.	Cash equivalents

The Company considers all highly liquid investments, which include short-term bank deposits (up to three months from date of deposit) that are not restricted as to withdrawal or use to be cash equivalents.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

d.	Marketable securities

Marketable securities are presented at market value. Changes in value are carried to financial income or expenses.

e.	Concentrations of credit risks – allowance for doubtful accounts

The Company’s sales derive from a large number of customers and the trade receivables consist mainly of receivables from credit card companies. Accordingly, the Company’s trade balances do not represent a substantial concentration of credit risks at December 31, 2005. Management regularly monitors the balance of trade receivables, and the financial statements include a specific allowance computed for accounts, the collectibility of which, in the view of management, is doubtful.

f.	Inventories

Inventories (mainly merchandise) are stated at the lower of cost or market, cost being determined by the “first-in, first-out” method. The Company evaluates inventory shrinkage throughout the year based on the results of periodic physical counts in its stores, and record reserves based on the results of these counts to provide for estimated shrinkage as of the balance sheet date.

g.	Investment in an associated company and in other company :

1)	Investment in an associated company is accounted for by the equity method.

2)	The Company reviews at each balance sheet date – whether any events have occurred or changes in circumstances have taken place, which might indicate that there has been an impairment of its investment, in the associated company.

3)	Investment in other company for which the consolidation by the proportionate consolidation method has been discontinued in 2004, was presented in December 31, 2004 at its carrying value as of the date of the discontinuance of its consolidation. This investment was realized in 2005 – see also note 3(c).

h.	Fixed assets

Fixed assets are stated at cost net of accumulated depreciation and amortization. Improvements are capitalized, whereas maintenance and repairs are charged to operations as incurred. Borrowing costs in respect of credit applied to finance the construction or acquisition of fixed assets incurred until construction of the fixed assets is completed – are charged to cost of such assets.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

The assets are depreciated by the straight-line method, on the basis of their estimated useful life. Annual rates of depreciation are as follows:

%

Buildings	2
Furniture, equipment and installations	6 - 33 (mainly 10%)
Motor vehicles	15 - 20
Leasehold improvements	The lower of the term of the
lease or the estimated useful
lives (mainly 10%)

Fixed assets include the cost of internal-use software. The Company expenses all costs related to the development of internal-use software other than those incurred during the application development stage. Costs incurred during the application development stage are capitalized and amortized using the straight line method over the estimated useful life of the software (generally 4 years).

i.	Deferred charges:

1.	Prepaid rental expenses and acquisition tax in respect of operating lease agreements are amortized over the remaining leasehold period.

2.	Debenture issuance costs – these costs are amortized over the term of the debentures, in proportion to their outstanding balance. As to the change from January 1, 2006, in the method of presenting and amortizing these charges – see note w(1) below.

3.	Goodwill – see b (3) above.

j.	Impairment of assets

The Company reviews – at each balance sheet date – whether any events have occurred or changes in circumstances have taken place, which might indicate that there has been an impairment of fixed assets and identifiable intangibles, including goodwill.

When such indicators of impairment are present, the Company evaluates whether the carrying value of the asset in the Company’s accounts can be recovered from the cash flows anticipated from that asset, and, if necessary, records an impairment provision up to the amount needed to adjust the carrying amount to the recoverable amount.

The recoverable value of an asset is determined according to the higher of the net selling price of the asset or its value in use to the Company. The value in use is determined according to the present value of anticipated cash flows from the continued use of the asset, including those expected at the time of its future retirement and disposal. In determining the value in use of an asset, the Company uses best available estimates as to the conditions that will prevail during the remaining useful life of the asset and as to the current condition of the asset. In determining the net selling price of an asset, management relies on estimates of the Company’s experts.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

When it is not possible to assess whether an impairment provision is required for a particular asset on its own, the need for such a provision is assessed in relation to the recoverable value of the cash-generating unit to which that asset belongs. A cash-generating unit includes goodwill allocated to that unit, and any impairment loss relating to that unit is initially allocated to the goodwill and then to the other assets.

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

The impairment loss is carried directly to statements of operations. Where indicators are present that beneficial events have occurred or beneficial changes in circumstances have taken place, the impairment provision in respect of the asset (other than goodwill) may be cancelled or reduced in the future, so long as the recoverable value of the asset has increased, as a result of changes in the estimates previously employed in determining such value.

As to provisions for impairment recorded in previous years see note 4b.

Pursuant to an amendment to Accounting Standard No. 20 that was published in March 2006, goodwill and certain intangible assets have to be tested for impairment at least once a year – see note w (5) below.

k.	Convertible debentures

The debentures, which as of December 31, 2005 and 2004 are not expected to be converted, are presented at the amount of the liability at the balance sheet date and are presented among long-term liabilities. As to the implications of the initial adoption of Israel Accounting Standard No. 22 in 2006, see w(1) below.

l.	Deferred taxes :

1)	Commencing January 1, 2005, the Company applies the IASB’s Accounting Standard No. 19 – “Taxes on Income” that prescribes the accounting treatment (recognition criteria, measurement, presentation and disclosure) required for taxes on income.

For the most part, the provisions of this standard are the same as the accounting principles that the Company applied prior to implementing the new standard. The adoption of this standard does not have a material effect on the Company’s financial statements in the reported periods.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

2)	In accordance with the standard and with prior years’ policy, the Company recognizes deferred taxes in respect of temporary differences between the amounts of assets and liabilities as reported in the financial statements and those taken into account for tax purposes; the standard requires that full recognition be given to deferred taxes in respect of all taxable temporary differences, except for the temporary difference resulting from the initial recognition of goodwill and the temporary difference resulting from the initial recognition of an asset or a liability that has no effect on the profit or loss, whether for accounting or tax purposes, at that time (unless the temporary difference results from the initial recognition of a business combination).

Deferred tax assets are recognized for all temporary differences that are tax deductible, up to the amount of the differences that are expected to be utilized in the future, against taxable income.

As to the main types of differences, in respect of which deferred taxes have been included – see note 12b.

3)	Deferred tax balances are computed at the tax rates expected to be in effect at the time the deferred tax asset is utilized or the deferred tax liability is settled, based on the tax rates and the tax laws enacted, or substantively enacted, by the balance sheet date.

4)	The current taxes, as well as the changes in the deferred tax balances are included in the tax expenses or income in the reporting period, except for taxes derived from the initial recognition of business combinations and except for the tax in respect of transactions that are recognized directly in shareholders’ equity (in such instances, the applicable tax is taken directly to shareholders’ equity).

5)	Taxes that would apply in the event of disposal of investments in investee companies have not been taken into account in computing the deferred taxes, as it is the Company’s policy to hold these investments, not to realize them.

m.	Revenue recognition

Revenues from sales are recognized upon delivery of goods to the customer. Discounts, including those relating to gift certificates, are recognized as a reduction of sales upon occurrence of the related sales.

Revenue from sale of gift certificates is deferred and is recognized as income only when the gift certificate is redeemed for active goods, or when there is only a remote likelihood that the customer will require that the Company fulfills its performance obligations, based on the Company’s experience.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

n.	Club member awards

Club members participating in the Company’s programs are entitled to earn points upon purchasing goods, which can be utilized over a specific term to receive certain free gifts or discounts on products or receive certain products sold by the Company free of charge. The value of such points, adjusted for points that are estimated to expire without utilization, is charged to cost of sales or selling expenses, according to their nature, in the period in which the points are earned by the club members.

o.	Rebates from suppliers

Current rebates from suppliers are recorded in the financial statements upon receipt.

Rebates due from suppliers for which the Company has no obligation to meet specified purchasing targets, are recorded in the financial statements on the basis of the purchases actually made.

In some cases, the Company is entitled to certain rebates only upon meeting specified purchasing targets, such as the fulfillment of a minimum annual purchase quota (in quantitative or monetary amounts), or an increase in purchases in comparison with purchases made in previous periods. The related rebates are recognized in the financial statements as earned on a pro rata basis based on a systematic calculation of the extent to which the Company has reached the target, provided it is probable that the final target will be met and the total rebate can be reliably estimated. Estimates as to whether the final target will be met are based, among others, on past experience, the Company’s relationship with the supplier, and the amount of the anticipated purchases for the remaining period. Rebates from suppliers are presented as a reduction of inventories and cost of sales, as applicable.

p.	Convenience translation into U.S. dollars

The financial statements as of December 31, 2005 and for the year then ended have been translated into U.S. dollars at the representative rate of exchange on December 31, 2005 (U.S. $ 1 = NIS 4.603). The translation was made solely for the convenience of the reader.

The U.S. dollar amounts presented in these financial statements should not be construed to represent amounts receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

q.	Advertising costs

Advertising costs are expensed as incurred. Reimbursements from suppliers in respect of specific joint advertising campaigns are recognized in accordance with EITF 02-16 “Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor”, as a reduction of these costs, when incurred.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

r.	Store closure costs

A liability for costs to terminate a lease contract before the end of its term is recognized and measured at its fair value when the Company terminates the contract. A liability for costs that will continue to be incurred under the contract for its remaining term, when the Company ceases the use of the leasehold, and which have no economic benefits for the Company, is recognized and measured at its fair value when the Company ceases using the leasehold. Leasehold improvements are written off at such time. Other costs are expensed as incurred.

s.	Dividend declared subsequent to balance sheet date

Liabilities relating to dividends declared subsequent to balance sheet date are included in the accounts for the period in which the declaration was made.

The amount declared is appropriated, however, from retained earnings, and reported as a separate item in the statement of shareholders’ equity under – “dividend declared subsequent to balance sheet date”.

t.	Earnings (loss) per share (“EPS”)

EPS is computed in accordance with guidelines prescribed in Opinion No. 55 of the Israeli Institute. Basic EPS is computed on the basis of the weighted average of the paid-up share capital outstanding during the year, assuming conversion of convertible securities as of the later of the beginning of the year or the date of issuance, if such conversion is probable. Diluted EPS is computed as stated above, plus the effect of the assumed conversion of those convertible securities not included in the computation of basic EPS. If the effect of the assumed conversion of convertible securities is anti-dilutive, they are not included in the computation. In 2005 and 2004 the dilution effect of the assumed conversion of convertible securities was immaterial.

u.	Linked balances and balances in foreign currency

Balances in or linked to foreign currency are presented in the financial statements at the representative exchange rates prevailing on balance sheet date.

Balances linked to the Israeli CPI are based on the appropriate index for each linked asset or liability.

v.	Derivatives

Gains and losses on derivatives that are hedging existing assets or liabilities are recognized in statements of operations commensurate with the results from those assets or liabilities.

Until September 2005, the Company declared dividend in dollars. The Company entered into forward exchange contracts in order to hedge the amount of dividend paid from changes in the exchange rate of the dollar. Gains and losses on such derivatives were carried to the amount of dividend paid.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

w.	Recently issued accounting pronouncements in Israel:

1.	In August 2005, the IASB issued Israel Accounting Standard No. 22 – “Financial Instruments: Disclosure and Presentation”, which is based on International Accounting Standard No. 32. This standard prescribes the rules for the presentation of financial instruments and the proper disclosure required therefore. The standard prescribes the rules pursuant to which financial instruments are to be classified and are to be presented as a liability (while broadening the definition of a financial liability) or as an equity instrument (presented within shareholders’ equity). The standard also prescribes rules for bifurcating and classifying compound financial instruments (that include both an equity component and a liability component), the circumstances under which the offsetting of financial assets and financial liabilities is permitted, and the treatment of the costs of issuing financial instruments. The standard also prescribes that interest, dividends, losses and gains relating to financial instruments shall be recorded as income or expense in the income statements when the instrument is classified as a financial liability, or as an equity movement when the instrument is classified as an equity instrument.

This accounting standard is to be applied to financial statements for periods commencing on or after January 1, 2006, and is to be applied prospectively. Upon initial implementation of the standard, all the financial instruments existing at the transition date will be classified and presented in accordance with the classification and presentation rules prescribed by the said standard; compound financial instruments will be bifurcated into their components, prior to said classification, in accordance with the transitional provisions prescribed by the said standard. Comparative data will not be restated.

When the standard takes effect, the Israeli Institute’s Opinion 48 – “Accounting Treatment of Option Warrants”, and Opinion 53 – “Accounting Treatment of Convertible Liabilities” will be revoked.

The provisions of this standard differ from current Israeli principles and practice with regard to the accounting treatment of certain financial instruments. Accordingly, its adoption is likely to have effects on the company’s assets, liabilities and shareholders’ equity and also on the reported results in future periods, primarily regarding the following matters:

Following the revocation of Opinion 53, convertible debentures will be bifurcated into their component parts on January 1, 2006; on the said date, the liability component will be classified and presented, net of related deferred issuance costs (see below), among the group’s liabilities, while the equity component, will be classified and presented, net of related deferred issuance costs (see below), as part of the shareholders’equity.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

The balance of deferred issuance costs related to the convertible debentures, which at December 31, 2005, amounted to approximately NIS 850 thousands will be bifurcated at the time of the standard taking effect into components related to the equity component and to the liability component of the debentures. The component of deferred issuance costs, related to the equity component of the debentures, will be netted from the debentures’ equity component classified as part of the shareholders’ equity, whereas the component of deferred issuance costs, related to the liability component of the debentures, will be presented as a deduction from the amount of the liability to which such costs relate and amortized in future reporting periods according to the interest method. Such expenses are currently amortized over the term of the debentures, in proportion to their outstanding balance. The change in the method of their amortization will not have a material effect on operating results in future reporting periods.

The balance of deferred issuance costs related to the Company’s non-convertible debentures which at December 31, 2005, amounted to approximately NIS 777 thousands, will be presented as a deduction from the amount of the liability to which such costs relate and amortized in future reporting periods according to the interest method. Such expenses are currently amortized over the term of the debentures, in proportion to their outstanding balance. The Company is currently assessing the effect of bifurcating the equity component as explained above.

2)	In September 2005, the IASB issued Accounting Standard Israel No. 24 – “Share-based Payment”. This standard prescribes the recognition and measurement principles, as well as the disclosure requirements, relating to share-based payment transactions. Prior to the issuance of said standard, no mandatory directives were in place in Israel for the measurement and recognition of share-based payment transactions, with the exception of certain disclosure requirements.

The new standard is applicable to transactions whereunder the company acquires goods or receives services in consideration for equity instruments of the company (hereafter - equity grant), or cash (or other assets) consideration, where the amount of the consideration is based on the price or value of equity instruments of the company (hereafter - liability grant). The standard requires the recognition of such transactions at fair value. The standard is applicable to share-based payment transactions with employees and non-employees.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

With respect to equity grants to employees, the standard stipulates that the value of the labor services received from them in return is to be measured on the day of the grant, based on the fair value of the equity instruments that were granted to the employees. The value of the transactions, measured in the above manner, is to be expensed over the period that the employee’s right to exercise or receive the underlying equity instruments vests; commensurate with the recognition of the expense, a corresponding increase is to be recorded as a capital surplus under the company’s shareholders’ equity.

According to the provisions of the standard, the initial measurement of the fair value of liability grants is to be made on the date of the grant and recognized as a liability in the company’s balance sheet; thereafter, the liability is to be remeasured at each balance sheet date until said liability is settled. The changes in the amount of the liability are carried to the income statement on a current basis. The standard also sets out guidelines for the allocation of income taxes in respect of share-based payments.

Accounting Standard No. 24 is to be applied to financial statements covering periods commencing on, or after, January 1, 2006. Early adoption of the standard is encouraged.

As the Company has no current employee or non-employee compensation plans, implementation of the standard will have no effect on its financial statements. Nevertheless, prospective new grants of options or shares to employees or service providers of the Company shall result, in the following reporting periods, in the recording of payroll expenses or expenses relating to the cost of the services, at their fair value.

3)	In February 2006, the IASB issued Israel Accounting Standard No. 21 – “Earnings per Share”, which is based on International Accounting Standard No. 33. Accounting Standard No. 21 provides rules for the computation of earnings per share data and their presentation in the financial statements, and is to supersede, starting from its effective date, the existing rules relating to the computation and presentation of such data, which are based on Opinion 55 of the Israeli Institute; the standard is to be applied in financial statements for periods commencing on or after January 1, 2006.

According to the standard, the computation of basic earnings per share is generally based on the earnings available for distribution to holders of ordinary shares, which is divided by the weighted average number of ordinary shares outstanding during the period. This computation no longer takes into account the effect relating to potential shares that may derive from the expected conversion of convertible financial instruments, or the performance of contracts that confer rights to shares upon their holders.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

In computing the diluted earnings or loss per share, the weighted average number of shares to be issued is to be added to the average number of ordinary shares used in the computation of the basic earnings per share data, assuming that all dilutive potential shares will be converted into shares. The potential shares are taken into account, as above, only when their effect is dilutive (reducing the earnings or increasing the loss per share from continuing activities); for the purpose of the computation of the weighted average, dilutive potential ordinary shares shall be deemed to have been converted into ordinary shares at the beginning of the period or, if later, the date of the issue of the potential ordinary shares. The standard also revises the treatment of the effect on the earnings resulting from the expected conversion of potential shares, and makes certain adjustments to the the company’s share in the operating results of associated companies and consolidated subsidiaries for the purpose of their inclusion in earnings used for the computation.

Upon the initial adoption of the standard, and in accordance with the transitional provisions stipulated therein, the comparative earnings per share data are to be restated in the financial statements, in order to reflect, with retroactive effect, the computation of the earnings per share under the new directives.

4)	In February 2006, the IASB issued Israel Accounting Standard No. 25 – “Revenue”, which is based on International Accounting Standard No. 18. This standard prescribes recognition, measurement, presentation and disclosure criteria for revenues originating from the sale of goods purchased or manufactured by the company, the provision of services, as well as revenues deriving from the use of the company’s assets by others (interest income, royalties or dividends).

The principal issue in accounting for revenue is determining the timing of revenue recognition. Revenue from the sale of goods shall be recognized when all the following conditions have been satisfied: (a) the significant risks and rewards of ownership of the goods have been transferred to the buyer; (b) the company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; (c) the amount of revenue can be measured reliably; (d) it is probable that the economic benefits associated with the transaction will flow to the company; and (e) the costs incurred or to be incurred in respect of the transaction can be measured reliably.

A clarification of said standard was issued by the IASB in February 2006: Clarification No. 8 – “Reporting of Revenue on a Gross or Net Basis”. According to the clarification, a company acting as an agent or an intermediary without bearing the risks and rewards resulting from the transaction, will present its revenue on a net basis (as profit or commission). However, a company that acts as a principal supplier and bears the risks and rewards resulting from the transaction will present its revenue on a gross basis, distinguishing the turnover from the related expenses.

Standard 25 shall be applicable to financial statements for periods commencing on or after January 1, 2006. The standard is to be applied prospectively; nevertheless, in accordance with the transitional provisions of the standard, the classification and presentation of revenue on a gross or net basis, as above, shall be applied with retroactive effect, including the restatement of revenues and expenses appearing in the comparative figures in the financial statements for periods commencing on the effective date of the standard.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

Until the publication of the said standard and the related clarification, there were no accounting pronouncements in Israel concerning revenue, and the accounting treatment of this issue was mostly based on generally accepted accounting practices and foreign accounting pronouncements.

Implementation of the standard commencing January 1, 2006, required the financing component, contained in a credit sale, to be separated (by discounting the future cash inflows), except in the case of sales made on short term credit, where the effect of discounting the proceeds thereof would not be material.

The Company is currently assessing the significance of the financing component in its credit sales.

5)	In March 2006, the IASB issued Israel Accounting Standard No. 20 – “The Accounting Treatment of the Goodwill and Intangible Assets of Investee Companies”. According to this standard, as of January 1, 2006, the amortization of goodwill and other intangible assets with indefinite useful lives is to be discontinued; in the future, such assets would be subject to an impairment test, which is to be performed at least once a year, or more frequently, in the presence of events or circumstances indicating a possible impairment in the value of such assets.

NOTE 3	–	INVESTEE COMPANIES:

a.	Subsidiary consolidated for the first time:

In May, 2005, the Company completed the purchase of 50% of the holding of Hamachsan Hamerkazi Kfar Hasha’ashuim Ltd (“Kfar Hasha’ashuim”), an Israeli company that operates non-food chain stores through franchises. The acquisition cost of the company was allocated to the assets and liabilities of the acquired company based on their fair values on the date of acquisition and the balance, in an amount of NIS 12.3 million, was allocated to goodwill which is amortized at the rate of 10% per annum.

Under the purchase agreement, the Company controls the board of directors of Kfar Hasha’ashuin.

The other 50% shareholders have only protective rights under the agreements as defined in interpretation No.5 of the IASB. Accordingly, the Company consolidates the financial statements of Kfar Hasha’ashuim as from June 30, 2005.

The consolidated statements of operations for the year 2005 includes the share in the profits of Kfar Hasha’ashuim for the period from July 1, 2005 to December 31, 2005.

The total acquisition price in the amount of NIS 25 million consists of payment of NIS 3.2 million for the shares and NIS 21.8 million, which was granted as a shareholder loan.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3	–	INVESTEE COMPANIES (continued):

Concurrent with the issuance of the shareholder loan, on May 30, 2005 Kfar Hasha’ashuim issued capital notes in a total amount of NIS 21.8 million in respect of the shareholders loan. The capital notes are unlinked and interest free. No repayment date has been fixed, but the Company and Kfar Hasha’ashuim do not intend the notes to be repaid before June 1, 2006.

The purchase agreement determined that the shareholders loan repayment will be comprised of distributable earnings but not in excess of 50% of such earnings and that the other shareholders in Kfar Hasha’ashuim will be entitled consequently to a preferred dividend in amount equal to the loan repayment on such date, up to the full repayment of the loan.

Following are data relating to the abovementioned company included in the consolidated financial statements as of December 31, 2005:

NIS in thousands

Balance sheet:
Current assets	127,021
Fixed assets, net of accumulated depreciation	4,790
Goodwill	11,717
Deferred income taxes	533
Long term receivables	857
Current liabilities	(95,792)
Long-term liabilities	(9,866)
Minority interest*	(14,547)

24,713

*	including NIS 10.9 million which represent the minority interest in preferred dividends as explained above.

For the period from July 1 to December 31, 2005
NIS in thousands

Statements of operations:

Sales	90,849

Cost of sales	74,193

Income before taxes on income	911

Income after taxes on income	313

Minority interest in profits	396

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3	–	INVESTEE COMPANIES (continued):

b.	Investment in an associated company:

1)	Composition:

	December 31,
	2004	2005
	NIS in thousands

Shares:

Cost of shares	270	270
Share in undistributed profits accumulated since
acquisition	484	982

	754	1,252
Perpetual capital notes (a)	1,325	1,357
Long-term loans (b)	716	716

	2,795	3,325

(a)	Perpetual capital notes are linked to the Israeli CPI and bear interest at an annual rate of 5%.

(b)	The loans are linked to the Israeli CPI and bear interest at an annual rate of 5%. The repayment date has not yet been determined.

2)	Change during the year

NIS in thousands

Balance as of January 1, 2005	2,795

Share in undistributed profits	498
Changes in perpetual capital notes	32

Balance as of December 31, 2005	3,325

3)	As to commitment to acquire an associated company, see note 9(b)1.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3	–	INVESTEE COMPANIES (continued):

c.	Proportionately consolidated companies:

Following are data of the jointly controlled entities (see list in appendix ²) – on the basis of the Company’s percentage of holding (50%) – as reflected in the Company’s consolidated financial statements:

1)	Balance sheet data:

	December 31,
	*2004	2005
	NIS in thousands

Current assets	2,281	1,466
Non-current assets	67,677	65,755
Current liabilities	2,713	1,752
Long-term liabilities	1,379	1,368

2)	Operating results data:

	2003	* 2004	2005
	NIS in thousands

Revenues	19,391	12,192	8,769
Costs and expenses	20,747	11,184	5,888
Net income (loss)	(10,658)	(1,734)	2,142

3)	Cash flows data:

	2003	* 2004	2005
	NIS in thousands

Net cash provided by operating activities	10,028	8,347	9,259
Net cash used in financing activities	(1,909)	(378)	(112)
Net cash provided by (used in) investing activities	(218)	22	(410)

*	In May 2004, BSIP completed the purchase of the remaining 50% of a former investee company (hereafter – Teco) share capital. Management decided that in the event it does not succeed to realize the investment in Teco by way of sale, it will act to discontinue Teco’s operation in the near future. Consequently the Company discontinued Teco’s proportional consolidation as from the second quarter of 2004. The investment balance in Teco in the amount of NIS 386 thousands was presented under “Other accounts receivable”.

On June, 2005, BSIP signed an agreement for the sale of its entire holdings in Teco (including shareholders loans). Pursuant to this agreement, BSIP received approximately NIS 13.8 million in consideration for the sale of its holdings in Teco, and for BSIP’s assuming Teco’s bank loans and other liabilities that amounted to approximately NIS 11 million.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3	–	INVESTEE COMPANIES (continued):

As a result of the aforesaid, the Company has included a gain of approximately NIS 2.3 million within “other income”.

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

NOTE 4	–	FIXED ASSETS:

a.	Composition of assets and the accumulated depreciation and amortization thereon, grouped by major classifications, and changes therein in 2005, are as follows:

	Land and buildings including leasehold land (1)		Leasehold improvements		Furniture, equipment and installations		Motor vehicles		Total
	NIS in thousands

Cost:

Balance at January 1, 2005	*)	1,806,865	*)	432,892	*)	1,256,209	*)	12,849	*)	3,508,815
Additions		2,179		23,174		63,238		1,078		89,669
Disposals		(639)		(2,671)		(5,956)		(610)		(9,876)
Changes due to acquisition of a
subsidiary consolidated for
the first time		-		2,996		1,900		1,854		6,750

Balance at December 31, 2005		1,808,405		456,391		1,315,391		15,171		3,595,358

Accumulated depreciation and
amortization:

Balance at January 1, 2005	*)	263,480	*)	265,665	*)	818,370	*)	12,350	*)	1,359,865
Additions		24,668		30,702		89,466		279		145,115
Eliminated on disposals		(296)		(2,984)		(2,986)		(279)		(6,545)
Changes due to acquisition of a
subsidiary consolidated for
the first time		-		1,329		944		580		2,853

Balance at December 31, 2005		287,852		294,712		905,794		12,930		1,501,288

Impairment of fixed assets (see
b below)		(84,132)		(6,017)		(32,344)		-		(122,493)

Net book value at December 31,
2005		1,436,421		155,662		377,253		2,241		1,971,577

Net book value at December 31,
2004	*)	1,454,680	*)	158,591	*)	397,829	*)	499	*)	2,011,599

*)	Reclassified

(1)	Certain real estate assets which had been transferred to the Company from the previous parent cooperative are in the process of being registered under the name of the Company.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4	–	FIXED ASSETS (continued):

b.	During 2003, due to, among others, the closure of stores (see note 15j) and the continuing economic slowdown, the Company recorded a net loss from impairment of assets of approximately NIS 41.6 million. This impairment loss is net of a reduction of the impairment provision, recorded during 2002, in the approximate amount of NIS 21 million. The change in the impairment provision in 2003 reflects updated operating and forecasted results of the Company’s management regarding various assets.

During 2004, the Company has recorded an impairment loss provision of NIS 5.5 million (see note 15j). This impairment loss is net of a reduction of the impairment provision, recorded during 2003 and 2002, in the approximate amount of NIS 27.6 million. The reduction of the impairment provision in 2004 was due to improvement in results relating to certain stores.

Impairment loss is included in other (income) expenses, net, see note 15j.

During 2005 the Company recorded a reduction of the impairment provisions in the net amount of NIS 0.1 million. This was the result of recording provision of NIS 15.5 million for the first time in respect of certain stores, against which was offset the reduction in the impairment provision in respect of other stores that had been recorded in previous years in the amount of NIS 15.6 million.

In calculating the impairment for the reported periods, based on discounted expected future cash flows, the Company used a discount rate of 8% (before tax), which was determined, by an independent expert.

The balance of the provision for impairment as of December 31, 2005 and 2004, is after a reduction for depreciation corresponding to the depreciation of the related assets and after elimination of the portion of the provision relating to assets that were disposed of during the year.

c.	Additional details:

1)	Composition of net book value of land and buildings as of December 31, 2005:

NIS
In thousands

Ownership	625,870

Capitalized leaseholding from the Israel Land Administration for periods ending 2020-2080 (including the option period which is
relevant for some of the lands)	810,551

1,436,421

2)	Part of the ownership rights and leasehold rights have not been technically recorded in the name of the companies.

d.	As to liens placed on assets, see note 11.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5	–	OTHER ASSETS:

	December 31,
	2004	2005
	Carrying amount	Cost	Accumulated amortization	Carrying amount
	NIS in thousands

Goodwill	76,665	122,517	40,006	82,511

Deferred changes:
Debenture issuance expenses	2,644	3,368	1,741	1,627
Prepaid rental expenses and
acquisition tax	1,477	35,995	35,728	267

	4,121	39,363	37,469	1,894

Deferred income taxes (see note 12b)	19,614			8,494

	23,735			10,388

NOTE 6	–	LONG -TERM LOANS FROM BANKS:

a.	Composition:

	Annual interest rate	December 31,
		2004	2005
	%	NIS in thousands

In foreign currency-
Swiss Frank	2.33	49,482	45,480
In Israeli currency:
Linked to the Israeli CPI (3)	5.1 (1)	228,897	305,450
Unlinked (2)		248,513	684,980	(4)

		526,892	1,035,910

Less - current maturities		(136,517)	(254,606)

		390,375	781,304

(1)	Weighted average rate as of December 31, 2005.

(2)	As of December 31, 2005 includes approximately NIS 650 million at variable interest (average annual rate as of December 31, 2005 – 5.0%, for the major part of these loans, based on PRIME minus 1.12%). The balance of approximately NIS 35 million is at a fixed annual interest rate of 6.67%.

(3)	The Company entered into Israel’s CPI’s swap contracts in respect of long term loans. The loss in 2005 amounting to NIS 1,273 thousands was recognized in the statements of operations.

As of December 31, 2005 the company had no outstanding balance related to the above swap contracts.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6	–	LONG -TERM LOANS FROM BANKS (continued):

(4)	Including loan in the amount of NIS 500 million which was taken in connection with the real estate reorganization, see note 9b (2).

The loan bears variable interest on the basis of PRIME minus 1.12% (the PRIME at December 31, 2005 – 6%) and the principal and the interest repayable in one payment on January 29, 2007. The loan is secured by a restricted bank deposit.

b.	The long-term loans are repayable in the years subsequent to the balance sheet date as follows:

	December 31
	2004	2005
	NIS in thousands

First year - current maturities	136,517	254,606
Second year	227,786	673,154
Third year	135,506	50,607
Fourth year	14,583	45,030
Fifth year	8,333	12,513
Sixth year and thereafter	4,167	-

	526,892	1,035,910

c.	As to collateral with respect to long-term loans – see note 11(c).

NOTE 7	–	DEBENTURES AND CONVERTIBLE DEBENTURES:

a.	In August 2003, the Company issued to institutional investors NIS 400 million par value debentures in consideration for their par value as follows:

(1)	200 million registered debentures (Series A) of NIS 1 par value each.

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

Accordingly, one third of the par value of the debentures outstanding as of December 31, 2005 was classified as current liabilities.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7	–	DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

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

The debentures (Series B) are convertible to ordinary shares of the Company at a conversion ratio that is subject to adjustments in the event of distribution of bonus shares and cash dividends and the issuance of rights. As of December 31, 2005 the conversion ratio is that each NIS 32.89 par value of debentures are convertible to one ordinary share of 1 NIS par value. The aforementioned conversion ratio is after adjustment for cash dividends distributed since the date of issuance of the debentures (Series B) until balance sheet date (see also note 10(b)).

The terms of the debentures provide that the holders of the debentures will not be entitled to request the Company to register for trading on the New York Stock Exchange any shares derived from the conversion of the debentures (Series B). Such shares will be traded only on the Tel Aviv Stock Exchange (TASE).

During 2005, Company debentures with a par value of approximately NIS 5,517 thousand were converted into 167,755 ordinary shares.

b.	Other terms:

(1)	The terms of the debentures (Series A and Series B) provide that in the event that the shares of the Company are delisted from trading on the TASE, and/or in the event that the shares of the Company are no longer held by the public and/or in the event that Maalot The Israeli Securities Rating Company Ltd. (“Maalot”) reduces the Company’s rating to BBB or lower, then within three months from one of the abovementioned events the Company, subject to the then prevailing law, will offer to acquire the debentures at a price equivalent to the price of debentures of the same type reflecting a return of 2.5% in excess of the return on Government debentures with an average life similar to the remaining average life of the debentures of that series as of the date of the offer, but in no event will the price exceed the carrying value of the debentures of that series.

(2)	In connection with the rating for the said debentures by Maalot, in July 2003 the Board of Directors of the Company resolved that the Company will not distribute dividends in quarters in which the Company does not meet the following financial covenants:

a)	For the period from date of issuance of the debentures until June 30, 2006, the ratio between the Company’s monetary liabilities (as defined by Maalot) and the cumulative EBITDA in the preceding four quarters will be less than 3.5, and for the period from the aforementioned date, the ratio will be less than 3.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7	–	DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

b)	The ratio between the carrying amount of fixed assets on which a lien is not recorded and the Company’s monetary liabilities (as defined by Maalot) will exceed 1.2.

As of December 31, 2005, the Company meets the aforementioned financial covenants.

c.	As to the changes in the presentation of debentures, commencing January 1, 2006 see also note 2w(1).

NOTE 8	–	LIABILITY FOR EMPLYEE RIGHTS NET OF AMOUNT FUNDED:

a.	Severance pay

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

c.	The balance sheet liability for employee rights upon retirement, and the amount funded with severance pay funds, are composed as follows:

	December 31,
	2004	2005
	NIS in thousands

Accrued severance pay	24,368	27,628
Less - amounts funded	14,643	16,624

	9,725	11,004
Provision in respect of unutilized sick leave	17,169	17,162

	26,894	28,166

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8	–	LIABILITY FOR EMPLYEE RIGHTS NET OF AMOUNT FUNDED (continued):

The Company may only make withdrawals from the severance pay funds for the purpose of paying severance pay.

NOTE 9	–	CONTINGENT LIABILITES AND COMMITMENTS:

a)	Contingent liabilities:

1.	On April 17, 1999, an inquiry was conducted at the Company’s offices by representatives of the Antitrust Authority. To the best of the Company’s knowledge, the inquiry was conducted in connection with an investigation of a suspicion of restrictive trade arrangements between major supermarket chains and the large suppliers. In addition, the Company’s former CEO and other senior officers of the Company were investigated.

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

With regard to display areas, financial benefits to the chains and special offers – limits have been prescribed.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9	–	CONTINGENT LIABILITES AND COMMITMENTS (continued):

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

The Director findings do not refer specifically to the Company.

On December, 2005, the Director issued a draft of an agreed-upon order, which it is his intention to submit to the Anti-Trust Tribunal for approval under Section 50B of the Trade Restrictions Law. The agreed-upon draft is directed at the food suppliers listed therein and stipulates various prohibitions, conditions and restrictions that shall apply to these suppliers with regard to certain practices. Among the matters covered, the order determines arrangements regarding: (1) limiting the number of suppliers; (2) purchasing shelf and non-shelf display space; (3) category management; (4) shelf stacking; (5) bonuses and benefits for achieving sale targets; (6) determining market share; (7) exclusivity of sale promotions; (8) pricing dictated by suppliers.

The draft of the order clarifies that there is nothing in the provisions contained therein to prevent the chain from allocating shelf space at its own discretion, even if such allocation exceeds half the available shelf space, so long as there is no involvement or interference from the supplier and so long as there is no prior coordination or understanding with said supplier.

While the Company is not a party to the agreed-upon order, said order could nevertheless have an effect on its suppliers’ dealings with it.

The Company has been applying most of these directives for some time already, inter alia by means of an internal enforcement program that was adopted by the Company. This notwithstanding, the Company is reviewing the Director’s directives and shall act in accordance with a legal opinion thereon that is to be obtained.

2.	In 2002, the director announced that the arrangements relating to the gift certificates issued by the company and other supermarkets chains apparently constitute a restrictive arrangement pursuant to the antitrust law.

Management cannot presently determine the impact, if any, of the aforementioned announcement on the Company’s business. Following the announcement, the Company ceased issuing the gift certificates jointly with other chains and is presently issuing its own gift certificates.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9	–	CONTINGENT LIABILITES AND COMMITMENTS (continued):

3.	In March 2003, the Antitrust Authority notified the Company that a previous arrangement between a subsidiary and another party with respect to a partnership at the Malha Shopping Center branch constitutes a restrictive arrangement. Prior to the aforementioned notification, the partnership was dissolved, through the subsidiary’s acquisition of the other party’s share of the partnership (approval for the acquisition was given by the Director – see note 3d). Management of the Company and its legal advisors, are presently unable to estimate the effect of the notification of the Authority and its ultimate outcome.

4.	In June 2003, a petition to approve a class action suit in the aggregate amount of NIS 25 million was filed against the Company and certain investees in the Tel Aviv District Court. The petitioner is claiming damages allegedly incurred in respect of the unlawful rounding of amounts due from customers for products sold by weight in the stores of the companies.

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

5.	The Company’s supermarkets in Israel require operating permits from local municipal authorities, the granting of which are conditional upon obtaining the prior approval of various agencies, including the Ministries of Health and Environment and the Police and Fire Departments. Certain of these permits were issued in the name of other entities other than the Company. Also, certain of the Company’s stores have not yet been issued permits or their permits have expired and require renewal. In the event that the Company is unable to obtain the required permits, it may be required to close the affected stores or take other action. However, the Company does not anticipate that not obtaining the necessary permits will have a material adverse effect on its business.

6.	In November 2001, a claim was filed against the Company, the Company for Drink Containers Collection Corporation Ltd., and other supermarket chains in connection with fulfillment by these defendants of provisions of the Law for Deposits on Beverage Containers, 1999 (which became effective on October 1, 2001). The plaintiffs have requested approval of the claim as a class action in the amount of approximately NIS 250 million. On January 13, 2003, the Tel Aviv District Court dismissed the request to recognize the said claim as a class action. The plaintiffs have appealed to the Supreme Court. After consulting its legal advisors, management believes that there is little likelihood that the appeal will be accepted, and accordingly, no provision with respect to this matter has been made in the financial statements.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9	–	CONTINGENT LIABILITES AND COMMITMENTS (continued):

7.	Other claims have been filed against the Company in respect of various matters which arose in the ordinary course of business and legal proceedings in respect thereof are under way. Management of the Company believes, based upon the opinions of the legal advisers handling the claims, that the amounts provided in the financial statements are sufficient under the circumstances and the final outcome of these claims will not have a material adverse effect on the Company’s results of operations or financial position.

8.	In February 2004, the Company received tax assessments for the years 1999-2001, according to which the Company is required to pay approximately NIS 8 million. These assessments relate to the non-deductibility of certain expenses that were claimed by the Company. In April 2005, an agreement was reached with the Income Tax Authority with respect to most of the disputes.

With respect to disputes that have not yet been settled with the Income Tax Authority, Management of the Company disagrees with the standpoint of the tax authorities and submitted an objection to these assessments. In management’s opinion, the Company will not be required to pay material amounts, if any, in connection with these assessments, in excess of the accruals included in the financial statements.

9.	In July 2005, the Income Tax Authority issued the Company a notice of a deduction assessment for the years 2001-2004. The amount claimed under these assessments totaled NIS 34 million, and primarily relates to certain benefits granted to employees in the Company’s branches.

In August 2005, the Company contested these assessments.

In November 2005, several senior employees were interrogated under warning, with respect to these benefits.

As of the date of approval of these financial statements, the Company is holding discussions with the tax authorities through its advisors.

In the opinion of the Company and its advisors, the provisions included in the financial statements are sufficient for covering the potential liabilities.

b)	commitments:

1.	On November 29, 2005, the company entered into the following agreements:

a)	An agreement under which the Company and Dor-Alon Energy (1988) Ltd, a company under common control. (“Dor-Alon”), will purchase from Credit Cards for Israel Ltd (“C.A.L”) 49% of a subsidiary of CAL (“Diners Israel”), for a total consideration of NIS 21.3 million (the “consideration”). 36.75% of the purchased shares will be allocated to the Company and 12.25% to Dor Alon. The consideration will be funded through a loan to be granted by CAL to the Company and Dor Alon; the loan will be secured by the acquired shares.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9	–	CONTINGENT LIABILITES AND COMMITMENTS (continued):

b)	An agreement with Dor Alon establishing a joint customers club for the benefit of the Company’s and Dor Alons’ customers, to be formed as a partnership to be held 75% by the Company and 25% by Dor Alon (the “customer club”);

c)	An agreement among the Company and Dor Alon, on one hand, and Diners Israel, on the other hand, pursuant to which the Customer Club will offer to members of the customer club a credit card issued by Diners Israel, and Diners Israel will provide services to the Customer Club and its members. In addition, the agreement contains various ancillary arrangements.

These agreements are subject to approval by the Audit Committee, the Board of Directors and the shareholders of the Company, the authorized bodies of Dor Alon. CAL and Discount Bank (CAL’s parent company) , to the extent it is required, and the consummation of some of the transactions contemplated by these agreements are conditioned upon the receipt of certain regulatory approvals and third party consents. As of date of approval of these financial statements a few approvals are yet to be received.

2.	The Company intends to reorganize its real estate operations by way of splitting the real estate management and development activity, while transferring the real estate assets it owns to a new wholly-owned subsidiary that was established for the purpose of the split.

On December 30, 2005, the Company submitted to the Israeli Tax Authority, an application for a ruling for a split under the provisions of Section 105A(2) to the Income Tax Ordinance.

The above split application relates only to assets owned by Blue Square Israel Ltd., and does not relate to assets owned by BSIP.

On December 28, 2005, Blue Square received a bank loan in the amount of NIS 500 million. As of December 31, 2005, the loan monies are placed in a deposit in the amount of NIS 500 million that is included under investment and long-term receivables. The deposit is for a period of 13 months and bears interest at annual rate of prime minus 1.37% and is pledged in favor of the loan (see note 11(c)).

The application submitted to the Income Tax Authority also includes a request to transfer the loan to the new company while maintaining the deposit with the parent company.

When the loan is transferred to the new company, subject to the consent of the Israeli Tax Authority and the accompanying bank, other collateral for the loan will be agreed upon with the bank.

As of date of approval of the financial statements, the application has not yet been approved by the Israeli Tax Authority.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9	–	CONTINGENT LIABILITES AND COMMITMENTS (continued):

3.	Some of the stores that are operated by the Company are leased under non-cancelable long-term operating leases, mostly with renewal options. Rent expense under these leases amounted to NIS 95 million, NIS 100 million, and NIS 109 million for the years ended December 31, 2003, 2004 and 2005, respectively.

Future minimum payments under non-cancelable operating leases for the years subsequent to December 31, 2005, are as follows:

NIS in thousands

First year	113,065
Second year	112,259
Third year	106,973
Fourth year	101,324
Fifth year	87,672
Sixth year and thereafter	374,294

895,587

4.	As of December 31, 2005, the Company has entered into agreements for the purchase of equipment, in the aggregate amount of approximately NIS 8 million.

c)	Guarantees:

1.	As of balance sheet date, a subsidiary granted to an associated company guarantees in respect of liabilities of the associated company to a third party in the amount of NIS 1.1 million.

2.	The Company and BSIP has provided bank guarantees for a third party such as service suppliers and customers in an aggregate amount of approximately NIS 4.4 million.

3.	The subsidiary (Kfar Hasha’ashuim) and its investee companies guarantee the repayment of post-dated checks in the amount of NIS 2,224 thousand that were discounted by the bank whose date of repayment is after the balance sheet date.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10	–	SHARE CAPITAL:

a.	In July 1996, the Company completed a global offering of 6,900,000 American Depositary Shares (“ADS”), each ADS representing one Ordinary share, at a price per share of $ 11.

In addition, in June 1999, 1,500,000 ADS were issued upon the exercise of stock options.

The ADS are traded on the New York Stock Exchange (NYSE). The issued shares represent as of December 31, 2005 and 2004 21.6% and 21.7% of the outstanding Ordinary Shares of the Company, respectively. As of December 31, 2005 the shares are quoted at $10.34 per ADS share.

Commencing in November 2000, the Company’s shares have also been listed for trading on the Tel Aviv Stock Exchange. As of December 31, 2005 the shares are quoted at NIS 48.25 per ordinary share.

b.	Dividends:

In January 21, 2005, the Company distributed a dividend in the amount of approximately U.S. $ 9 million (U.S. $ 0.23 per Ordinary share or ADS) which dividend was declared in December 26, 2004.

In September 2005, the Company distributed a dividend in the amount of NIS 50 million.

On March 21, 2006, the Board of Directors declared a dividend in the amount of NIS 50 million (NIS 1.28 per share).

As to restriction on dividend distribution, see note7b(2).

c.	In 2004, BSIP received a court approval to reclassify to retained earnings and to distribute a dividend totaling NIS 80 million, from capital gains that were originally classified as a capital reserve, due to the accounting principles related to transactions between BSIP and former controlling shareholders. The dividend was distributed on April 11, 2005. Due to this transaction the Company reclassified its share in this capital gain in the amount of NIS 44.9 million from a capital reserve (within Additional paid in capital) to Retained earnings.

NOTE 11	–	LIENS:

a.	As collateral for liabilities to banks, a proportionately consolidated company has registered fixed charges on its land, goodwill, rights to insurance and share capital and floating charge on rent income. As of December 31, 2005, Company’s share in the balance of liabilities collateralized amounts to NIS 0.7 million.

b.	The Kfar Hasha’ashuim Group placed unlimited, fixed and floating charges and a first ranking lien in favor of its liabilities to banks amounting at December 31, 2005, to NIS 43 million on the storehouse and all its assets, property, book debts, rent, goodwill, profits, revenues, rights of ownership and other benefits.

c.	To secure a loan in the amount of NIS 500 million, the Company recorded a first ranking fixed charge, in an unlimited amount, on a deposit with Bank Hapoalim amounted to NIS 500 million, including the related interest, see also note 9b(2).

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12	–	TAXES ON INCOME:

a.	Corporate taxation in Israel

1.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (hereafter – the inflationary adjustments law)

Under the inflationary adjustments law, results for tax purposes are measured in real terms, having regard to the changes in the CPI. The Company and most of its subsidiaries are taxed under this law.

2.	Tax rates

The income of the Company and its subsidiaries is taxed at the regular rate. Through December 31, 2003, the corporate tax was 36%. In July 2004, Amendment No. 140 to the Income Tax Ordinance was enacted. One of the provisions of this amendment is that the corporate tax rate is to be gradually reduced from 36% to 30%. In August 2005, a further amendment (No. 147) was published, which makes a further revision to the corporate tax rates prescribed by Amendment No. 140.

As a result of the aforementioned amendments, the corporate tax rates for 2004 and thereafter are as follows: 2004 – 35%, 2005 – 34%, 2006 – 31%, 2007 – 29%, 2008 – 27%, 2009 – 26% and for 2010 and thereafter – 25%.

As a result of the changes in the tax rates, the Company adjusted – in each of the years 2004 and 2005 – at the time the aforementioned amendments were made, its deferred tax balances, in accordance with the tax rates expected to be in effect in the coming years; the effect of the change has been carried to income on a current basis.

b.	Deferred taxes

1.	The composition of the deferred taxes at balance sheet dates and the changes therein during the years then ended, are as follows:

	In respect of balance sheet items
	Depreciable fixed assets and deferred charges	Provisions for employee rights	In respect of carryforward tax losses and deduction	Total
	and deferred

Balance at January 1, 2004	(15,519)	35,267	17,447	37,195
Changes in 2004 -
Amounts carried to income	(1,305)	(8,612)	391	(9,526)

Balance at December 31, 2004	(16,824)	26,655	17,838	27,669

Changes in 2005:
Amounts carried to income	4,851	(5,119)	(17,811)	(18,082)
Additions of deferred taxes in
respect of company consolidated
for the first time	3	110	1,539	1,652

Balance at December 31, 2005	(11,970)	21,646	1,566	11,242

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12	–	TAXES ON INCOME (continued):

2)	Balance of the depreciated cost of fixed assets – the portion in respect of which deferred taxes have not been created

The balance of the depreciated cost of depreciable fixed assets includes amounts, as detailed below, which are not recognized, for tax purposes, as depreciation or as cost at the time of the disposal of the asset, and which are treated as permanent differences (in respect of which deferred taxes are not to be created) in conformance with Opinion 40 of the Israeli Institute.

	December 31
	2004	2005
	NIS in thousands

Balance as of January 1, 2005	51,149	53,977
Depreciation during the year	2,844	2,828

Balance as of December 31, 2005	48,305	51,149

3)	Deferred taxes are presented in the balance sheets as follows:

	December 31
	2004		2005
	NIS in thousands

Other accounts receivable		22,631		16,140
Other assets		19,614		8,494
Long-term liabilities		(14,576)		(13,392)

	*	27,669	*	11,242

*	Realization of this deferred tax balance is conditional upon earning, in the coming years, taxable income in appropriate amounts.

The deferred taxes are computed at the tax rates of 25%-31%.

c.	As of December 31, 2005 and 2004 the Company and its subsidiaries have operating tax loss carryforwards of approximately NIS 5.6 and NIS 54 million, respectively. In addition, the Company and its subsidiaries have capital loss tax carryforwards of approximately NIS 24 million and NIS 22 million respectively. The tax benefit in respect of operating tax loss carryforwards amounting to NIS 1.2 million and in respect of all of the capital tax loss carryforwards has not been recorded due to uncertainty of their realization.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12	–	TAXES ON INCOME (continued):

d.	Taxes on income included in the statements of operations:

1.	As follows:

	2003	2004		2005
	NIS in thousands

In respect of the reported year:
Current	28,545		32,143	40,291
Deferred:
In respect of changes to tax rates,
See 12 a (2) above	-	*)	(1,666)	(409)
In respect of the reporting period	(16,571)	*)	10,446	16,988
Tax expense (benefit) in respect of prior
Years:
Current	(3,529)		(439)	120
Deferred	-		746	1,500

	8,445		41,230	58,490

*)	Reclassified

Current taxes are computed in 2003 at a tax rate of 36%; in 2004 – 35%; in 2005-34% (see 12 a (2) above).

2.	Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see 12a(2). above), and the actual tax expense:

	2003	2004	2005
	NIS in thousands

Income before taxes on income, as reported in the statements of operations	11,509	116,537	163,700

Theoretical tax expense	4,143	40,788	55,658
Increase (decrease) in taxes resulting from:
Nondeductible amortization and impairment
losses in respect of goodwill and fixed
assets	7,892	483	(377)
Losses for which no tax benefit has been
recorded (utilization of tax benefits not
previously recorded), net	(3,395)	399	(1,025)
Tax expense (benefit) in respect of prior years	(3,529)	307	1,620
Increase (decrease) in taxes resulting from
adjustment to deferred tax balances due to
changes in tax rates, see 12 a (2) above	-	(1,666)	(409)
Nondeductible expenses and other, net	3,334	* 919	* 3,023

Income tax expense	8,445	41,230	58,490

*	Including decrease in taxes in the amount of NIS 2,973 thousands and NIS 172 thousand in 2004 and 2005 respectively regarding difference between the measurement of income reported for tax purposes (which is calculated in real terms on the basis of changes in the CPI) and the basis of measurement of income for financial reporting purposes (in nominal values, commencing from January 1, 2004).

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12	–	TAXES ON INCOME (continued):

e.	Tax assessments:

1.	Blue Square has received final tax assessments, or assessments deemed to be final, for tax years through 1998 and for 2002. Regarding tax assessments for the years 1999 – 2001, see note 9a(8).

Some of the principal subsidiaries have received final assessments for tax years through 2001. For some of the subsidiaries, no final tax assessments have been received since their inception.

2.	As to deduction assessment for the years 2001-2004, see note 9a(9).

NOTE 13	–	LINKAGE OF MONETARY BALANCES:

a.	As follows:

	December 31, 2005
	In, or linked to, foreign currency
	Dollar	Other	Linked to The CPI	Unlinked
	NIS in thousands

Current assets:
Cash and cash equivalents	13	14	-	66,746
Trade receivables	-	-	-	558,758
Other accounts receivable			56,873	45,332
Investments and long-term receivables:
Restricted deposit	-	-	-	500,190
Investment in an associated company	-	-	2,073	-
Other long term receivables	2,040			922

	2,053	14	58,946	1,171,948

Current liabilities:
Short-term credit from banks	-	-	-	36,452
Trade payables	14,834	-	-	864,302
Other accounts payable and accrued Expenses	-	-	-	199,880
Long-term liabilities (including current
maturities):
Long-term loans from banks	-	45,480	305,450	684,980
Debentures	-	-	204,775	-
Convertible debentures	-	-	184,989	-

	14,834	45,480	695,214	1,785,614

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13	–	LINKAGE OF MONETARY BALANCES (continued):

b.	Data regarding the exchange rate and the CPI:

	Exchange rate of one U.S. dollar	Exchange rate of one Euro	CPI*

At end of year:
2005	NIS 4.603	NIS 5.447	110.0 points
2004	NIS 4.308	NIS 5.877	107.4 points
Increase (decrease) during the year:
2005	6.8%	(7.3)%	2.4%
2004	(1.6)%	6.2%	1.1%
2003	(7.6)%	11.3%	(1.9)%

*	Based on the index for the month ending on each balance sheet date, on the basis of 2000 average = 100.

NOTE 14	–	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

a.	Concentration of credit risks

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade receivables.

The group’s sales derive from a large number of customers and the trade receivables consist mainly of credit card companies. Management regularly monitors the balance of trade receivables, and the financial statements include a specific allowance computed for accounts, the collectibility of which, in the view of management is doubtful. Accordingly, the group’s trade balances do not represent a substantial concentrations of credit risk at December 31, 2005.

b.	Fair value of financial instruments

The fair value of the financial instruments included in working capital of the Company is usually identical or close to their carrying value. The fair value of long term receivables and long term loans and other long term liabilities also approximates the carrying value since they bear interest at rates close to the prevailing market rates. As to long-term loan granted to investee company see note 3b.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15	–	SUPPLEMENTARY FINANCIAL STATEMENTS INFORMATION:

Balance sheets:

a.	Trade receivables:

		December 31,
		2004	2005
		NIS in thousands

	Credit card receivables	432,446	406,005
	Open accounts and checks receivables	73,460	179,026

		505,906	585,031
	Less - allowance for doubtful accounts	22,382	26,273

		483,524	558,758

b.	Other accounts receivable:

	Deferred income taxes (see note 12b)	22,631	16,140
	Prepaid expenses	15,510	11,325
	Government agencies	55,812	53,189
	Receivables from sale of fixed assets	12,553	5,264
	Investment in a former investee company (see note 3c)	386	-
	Other	38,400	43,752

		145,292	129,670

c.	Inventories:

		December 31,
		2004	2005
		NIS in thousands

	Merchandise	285,673	348,219
	Parts, raw materials and supplies	2,369	8,662

		288,042	356,881

d.	Other long-term receivables:

	Long term loans *	-	2,310
	Checks receivables	-	652

		-	2,962

*	Including loan granted to a third party amounting to NIS 2, 040 thousands as of December 31, 2005. The loan bears annual interest rate of 3.57%. The principal and the interest will be paid in 33 monthly payments until May 2008. The loan is secured by a first ranking fixed charge on certain equipment of the third party.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15	–	SUPPLEMENTARY FINANCIAL STATEMENTS INFORMATION (continued):

e.	Credit and loans from banks:

Short-term credit from banks	24	36,452
Current maturities of long-term Loans	136,517	254,606

	136,541	291,058

f.	Other accounts payable and accrued expenses:

Payroll and related expenses and
other employee benefits	110,596	108,875
Government authorities	10,837	13,395
Liability in respect of gift certificates	109,589	113,078
Accrued expenses and other	100,592	88,326

	331,614	323,674

g.	Minority interest:

Balance at beginning of period	160,265	96,780

Minority interest in profits of subsidiaries, net	13,555	15,717
Dividend paid to minority shareholders of subsidiaries	(77,040)	(15,814)
Additional minority interest related to acquisition of
subsidiary consolidated for the first time	-	14,550

Balance at end of period	96,780	111,233

Statements of operations:

h.	Selling, general and administrative expenses:

	2003		2004		2005
	NIS in thousands

Includes advertising, net	*	19,493	*	33,686	39,421

*	Reclassified

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15	–	SUPPLEMENTARY FINANCIAL STATEMENTS INFORMATION (continued):

i.	Financial expenses, net:

		2003		2004		2005
		NIS in thousands

	In respect of:
	Long-term loans and debentures		(47,217)		(59,494)	(66,543)
	Increase in value of marketable securities	*	3,437	*	680	-
	Purchasing power gain (loss) in respect of other
	monetary items	*	(9,714)	*	-	-
	Interest income net of short-term credit, bank
	commissions and others	*	4,681	*	724	7,014

		**	(48,813)		(58,090)	(59,529)

	* Reclassified
	** Net of borrowing costs capitalized to cost of
	fixed assets		1,956		-	-

j.	Other income (expenses), net:

	Compensation and employee benefits (3)		(63,900)		-	-
	Termination benefits in respect of efficiency
	plan (2)		(26,084)		(4,740)	-
	Capital gain from sale of a former investee
	company		-		-	2,345
	Gain (loss) from sale of fixed assets, net		666		(1,179)	736
	Impairment of assets (1)(2)		(43,581)		(8,375)	71
	Costs in respect of closure of stores (lease
	termination costs and other)		(5,649)		(1,815)	(2,737)
	Compensation of termination of private label
	franchise		-		(4,542)	-
	Other, net		1,936		1,058	275

			(136,612)		(19,593)	690

(1)	Mainly impairment losses in respect of fixed assets, see Note 4b.

(2)	As a result of adoption of an efficiency plan by the Company that includes termination of employees and closure of a number of unprofitable stores, the Company’s consolidated statement of operations for the year ended December 31, 2003 includes expenses in an amount of approximately NIS 26 million in respect of termination benefits and approximately NIS 23.5 million in respect of impairment of fixed assets relating to closure of unprofitable stores (impairment loss included in the above caption – “impairment of fixed assets”). In 2004 the Company has recorded additional amount of approximately NIS 4.7 million in respect of the abovementioned efficiency plan.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15	–	SUPPLEMENTARY FINANCIAL STATEMENTS INFORMATION (continued):

(3)	Following the change in the control of the Company, agreements were reached between the Company and its employees and management pursuant to which the employees are entitled to receive certain bonuses and additional future benefits, which include a bonus equivalent to 1% of the amount of every dividend to be distributed by the Company to its shareholders, up to a maximum cumulative dividend distribution of U.S.$250 million. It was also agreed that in the event the Company makes another public offering of its shares, the Company will offer to the employees to purchase up to 10% of the shares offered to the public at a price not exceeding 80% of the minimum offering price. In the event that convertible securities will be offered, the employees will be entitled to a discount of 20% from the exercise price or the rate of conversion. In the event shares are offered to the public together with other securities, employees will be entitled to a discount of 20% only on the offering price of the shares.

As a result of the abovementioned agreements, the Company recorded an expense of approximately NIS 63.9 million (before income taxes and minority interest) in respect of the aforementioned compensation and benefits to which the employees are entitled.

NOTE 16	–	TRANSACTIONS WITH RELATED PARTIES:

a.	The Company and its subsidiaries perform business operations involving the purchase of merchandise, fuel, the operation of food stores in the Company’s branches, the arrangement of various promotions, etc., with related parties, in the course of normal business and under normal trade terms.

The group of main related parties of the Company comprises, among others: Bronfman Alon Ltd., Alon Israel Oil Company Ltd., Palace candles Inc., Bronfman Fisher Investments Ltd., IKEA, Bielsol Investments (1987) Ltd., Granot – Agricultural Cooperative Society –Kibbutz Purchasing Organization, Dor Alon Energy in Israel (1988) Ltd., M.B.I.S.F. Holdings Ltd., Dor Food Chains Holdings Ltd., Africa Israel Ltd., and many other companies, whose interests are controlled by, among others, the Company’s directors.

In view of the large number of the Company’s related parties and in view of the scope of the Company’s operations, the Company and its subsidiaries are likely to perform – in the course of normal business and under normal trade terms – an extremely large number of transactions with the Company’s related parties (hereafter: “transactions that are not exceptional”).

Undoubtedly, the mere identification of the aforesaid transactions that are not exceptional, and their description in the Company’s financial statements, gives rise to special difficulties.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16	–	TRANSACTIONS WITH RELATED PARTIES (continued):

b.	Previous parent cooperative:

	2003	2004	2005
	NIS in thousands

Financial expenses	254	-	-

Rent expense	774	-	-

Management fees *)	1,003	-	-

*)	Management fees related to the period until June 2003 were charged according to agreement with the previous parent cooperative.

Transactions with a previous parent cooperative involving investment and fixed assets were recorded at the carrying amount of such assets; the results of differences were credited to additional paid in capital.

c.	Bronfman – Alon Ltd. (the parent company) and other related parties:

	2003	2004	2005
	NIS in thousands

Purchase of merchandise (3)	7,215	17,940	44,667
Management fees	1,160	-	-
Directors' fees (1)	584	1,008	1,012
Legal consulting	21	130	514
Consulting (2)	-	1,075	1,100
Purchase of fuel products (3)	1,850	4,932	6,195
Commissions (4)	-	(727)	(1,673)
Sale of gift certificates (5)	-	-	2,321
Employees discounts (6)	-	-	466

1)	Represents payments in respect of directors’ fees for two directors of the Company and its subsidiary, in accordance with an agreement providing that each of the directors are entitled to monthly remuneration in the amount of NIS 42 thousand.

2)	Represent payments to S. Zohar in respect of consulting agreement signed on June 2003 untill November, 2005 when he ceased supplying consulting services. In March 2004, S. Zohar became a director of the Company and so the amount recorded above represents the fee payment as explained. On September 15, 2005, S. Zohar resigned from his position as a director in the Company

3)	The Company and its subsidiary purchase from related parties fuel products and merchandise at market prices.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16	–	TRANSACTIONS WITH RELATED PARTIES (continued):

4)	In January 2004 the shareholders of the Company approved an agreement according to which the Company will provide to a related party purchasing and supply services for stores operated by the related party. In consideration for these services, the Company is entitled to payment equivalent to the cost of the services provided with the addition of a margin as stated in the agreement.

5)	The Company sells “Blue Square” gift certificates to its customers. The gift certificates are sold at their par value, less a discount, in accordance with commercial terms agreed with each customer through negotiations conducted during the course of normal business. In 2005, the total proceeds received for purchase gift certificates, which are sold mainly to interested parties and related parties of the Company, amounted to NIS 2.3 million.

6)	On September 13, 2005, the Company’s general shareholders meeting approved a discount arrangement for some of the employees of the companies holding directly or indirectly in the Company’s shares (some of the employees of Alon Group, Palace Candles Group, Africa-Israel Group and Ikea Group) (hereafter – “the entitled employees”).

The discounts to be given to the entitled employees will be identical to those given to the Company’s employees, which as of the date of approval of the financial statements, are: 14% at the Super Center stores, 9% at the Mega stores and 4% at the Shefa Shuk stores.

The discounts are limited to purchases in a total amount of NIS 7,000 a month.

The Company’s employees enjoy and/or will enjoy employee discounts and/or various discounts and/or special offers, which are provided by the various groups.

As to agreement signed with Dor Alon in connection with the purchase of Diners Israel and establishing a joint customer club, see note 9b(1).

NOTE 17	–	SUBSEQUENT EVENTS

On March 21, 2006 the Board of Directors declared a dividend in the amount of NIS 50 million (see note 10b)

NOTE 18	–	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A :

a.	The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in Israel (Israel GAAP), which vary in certain respects from accounting principles generally accepted in the United States of America (U.S. GAAP), and as allowed by item 17 to Form 20-F, as described below:

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18	–	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A (continued) :

1.	Effect of inflation

In accordance with Israeli GAAP, until December 31, 2003, when the adjustment of financial statements for the effects of inflation in Israel was discontinued, the group comprehensively included the effect of the changes in the general purchasing power of Israeli currency in its financial statements, as described in note 2a above. In view of the inflation in Israel, this was considered a more meaningful presentation than financial reporting based on nominal cost.

As explained in note 2a above, the amounts adjusted for the effects of inflation in Israel, presented in the financial statements as of December 31, 2003 (hereafter – “the transition date”), were used as the opening balances for the nominal financial reporting in the following periods. As a result, amounts reported in 2004 and 2005 for non-monetary and capital items that originated before the transition date are based on their adjusted December 2003 shekel balance.

As allowed by the SEC, the adjustments to reflect the changes in the general purchasing power of Israeli currency, have not been reversed in the reconciliation of Israeli GAAP to U.S. GAAP.

2.	Proportionate consolidation

Under Israeli GAAP, jointly controlled entities are included in the Company’s consolidated financial statements according to the proportionate consolidation method.

Under U.S. GAAP, investments in jointly controlled entities are accounted for by the equity method. Pursuant to the Securities and Exchange Commission requirements applicable to foreign private issuers, the Company is not required to disclose the differences in classification that result from using proportionate consolidation. For the Company’s share in assets, liabilities, revenues, expenses and cash flows data of jointly controlled companies consolidated by the proportionate consolidation method, see note 3c.

3.	Deferred income taxes

Under Israeli GAAP through December 31, 2004, deferred income taxes are not provided for differences between the accounting basis and income tax basis of land and of fixed assets with depreciable lives in excess of 20 years that arise from adjustments for changes in the Israeli CPI. Commencing January 1, 2005, under the new Israeli standard (see note 2l), deferred taxes are provided for land and for land component in newly acquired businesses.

Under U.S. GAAP, deferred taxes are provided on all such differences between the accounting basis and income tax basis of land and fixed assets.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18	–	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A (continued) :

4.	Liability for employee rights, net of amount funded

According to U.S. GAAP, accrued severance pay and related funded amounts are presented in the balance sheet separately as a liability and asset, respectively. Income from earnings on amounts funded is added to severance pay funds.

According to Israeli GAAP, accrued severance pay liability is included in the balance sheet net of any related funded amounts including the income from earnings on amounts funded.

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

The above difference did not have an effect on the computation of basis earnings (loss) per share for the reported period.

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

Under Israeli GAAP, as noted in note 2v, the Company accounts for its derivative instruments as hedging instruments. Under U.S. GAAP, in accordance with the provisions of FAS 133 (as amended by FAS 137, FAS 138 and FAS 149), the Company’s derivative instruments do not qualify for hedge accounting.

In addition, under Israeli GAAP, gains and losses on derivatives that are hedging declared dividend are deducted or added to the dividend amount whereas under U.S GAAP changes in the fair value of those derivatives are carried to the statements of operations.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18	–	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A (continued) :

7.	Goodwill

Under Israeli GAAP, goodwill is amortized in equal annual installments over a period of 10 and 20 years (see note 2b(3)), Goodwill is reviewed for impairment when circumstances indicate the possibility that impairment exists.

Commencing January 1, 2006, under an amendment to Israeli Standard No. 20, goodwill will no longer be amortized and will be tested for impairment at least annually (see note 2w(5)).

Under U.S. GAAP, goodwill is no longer amortized but tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired. Goodwill attributable to reporting units is tested for impairment by comparing the fair value of the related reporting unit with its carrying value. Fair value is determined by the Company based on market value of the reporting unit. The reporting unit to which most of the goodwill was attributed is a subsidiary, whose shares are traded on the Tel-Aviv stock exchange, and therefore its fair value is determined by the Company based on its shares’ market value.

8.	Impairment of long-lived assets

Under Israeli GAAP, when indicators of impairment are present, the company evaluates whether the carrying amount of an asset exceeds its recoverable amount and recognizes an impairment loss for the amount by which the carrying amount of the asset exceeds its recoverable amount. Recoverable amount is defined as the higher of an asset’s selling price and its value in use. Value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal and retirement at the end of its useful life.

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

In addition, in accordance with Israeli GAAP, where indicators are present that beneficial events have occurred or beneficial changes in circumstances have taken place, the impairment provision in respect of the asset (other than goodwill) may be cancelled or reduced in the future, while under U.S.GAAP, this impairment loss cannot be restored and the asset is continued to be carried at its new cost.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18	–	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A (continued) :

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

Under Israeli GAAP, certain expenses (income) amounting to approximately NIS (0.7) million, NIS 20 million and NIS 137 million for the years ended December 31, 2005, 2004 and 2003 respectively, are included in non-operating expenses (see note 15j), whereas in accordance with U.S. GAAP such items are included in operating expenses.

13.	Cash flow classification

According to Israeli GAAP, proceeds from sale or purchase of marketable securities are presented in cash flows from investing activities in the statement of cash flows.

According to U.S. GAAP, proceeds from sale or purchase of marketable securities which are classified by the Company as trading securities are included in cash flows from operating activities.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18	–	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A (continued) :

14.	Convertible debentures

Under U.S. GAAP, in accordance with EITF No. 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios” and EITF No. 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments”, embedded beneficial conversion features included in convertible securities should be valued separately at issuance. The embedded beneficial conversion feature should be recognized and measured by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in capital. That amount should be calculated at the commitment date as the difference between the conversion price and the fair value of the common stock or other securities into which the security is convertible, multiplied by the number of shares into which the security is convertible.

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

As described in Note 7a(2), due to dividend distributions in 2005 and 2004, the conversion price was adjusted to NIS 32.89 and NIS 35.2, as of December 31, 2005 and 2004, respectively. These prices are below the market price of the shares at the commitment date (NIS 42.4). Accordingly, under U.S. GAAP, the Company recorded in 2005 and 2004 a beneficial conversion feature (credited to additional paid-in capital (“APIC”) amounting to NIS 15,650 thousand (NIS 11,444 thousand after taking into consideration deferred taxes) and NIS 37,721 (NIS 24,658 thousands, after taking into consideration deferred taxes) thousand, respectively, which equals the difference between the market price of the shares at the commitment date and the adjusted conversion price, multiplied by the number of shares resulting from the conversion.

The resulting discount on the convertible debentures is accreted over the remaining term of the debentures. Accordingly, the Company recorded, under U.S. GAAP, for the years ended December 31, 2005 and 2004, additional interest expense in the amount of NIS 11,690 thousand (NIS 7,715 thousand after taxes) and NIS 9,014 thousand (NIS 5,859 thousand after taxes), respectively.

Subsequent to balance sheet date, the conversion price was further adjusted to NIS 31.6, due to of another dividend distribution, see note 17. As a result, the Company will record in 2006 an additional discount on the debentures, in an amount of approximately NIS 9,462 thousand (NIS 7,224 thousand after taxes) against a credit to APIC.

Under Israeli GAAP, the beneficial conversion feature component is not recognized in the financial statements.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18	–	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A (continued) :

However, under the transition provisions of Israeli standard No.22, effective January 1, 2006, the company will have to bifurcate the equity component from these convertible debentures, see note 2w(1).

15.	Reporting comprehensive income

U.S. GAAP require reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Israeli GAAP does not contain such a requirement. With respect to the Company, comprehensive income does not include any items other than net income.

b.	The effects on the financial statements of the abovementioned material differences between Israeli GAAP and U.S. GAAP are as follows:

1.	Consolidated statements of operations:

	2003		2004		2005
	NIS in thousands (except share and per share data)

Net income (loss) as reported, according to Israeli GAAP		(7,046)		60,548		89,991
Amortization of goodwill ,see a(7)		5,740		5,870		6,508
Accretion of discount resulting from
beneficial conversion feature in
respect of convertible debentures ,see
a (14)		(140)		(9,014)		(11,690)
Gains on derivatives ,see a (6)				755		882
Impairment of long-lived assets ,see a(8)	*)	(461)	*)	(30,300)	*)	(10,211)
Taxes in respect of the above		(347)		12,557		10,191
Deferred taxes on income ,see a(3)		1,734		837		4,160
Minority interest in respect of the above		(432)		3,982		(1,491)

Net income (loss) according to U.S. GAAP		(952)		45,235		88,340

Net income (loss) per share as reported,
according to Israeli GAAP (basic and
fully diluted):		(0.18)		1.57		2.32

Net income (loss) per share Per U.S. GAAP:
Basic and diluted earnings (loss) per
share, see a(5)		(0.02)		1.17		2.27

Weighted average number of shares used
for computation of earning (loss) per
share (basic and diluted)		38,400,000		38,615,931		38,832,663

*)	Includes:

1.	Difference in depreciation expense due to different cost basis of fixed assets between Israeli GAAP and U.S. GAAP resulting from different impairment charges.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18	–	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A (continued) :

2.	Difference due to reversal of impairment losses previously recognized under Israeli GAAP, which is not permitted under U.S. GAAP.

3.	Difference due to impairment losses recognized under U.S. GAAP in the current period, whereas under Israeli GAAP such impairment losses were included in previous periods.

2.	Consolidated balance sheets:

	December 31, 2004				December 31, 2005
	As reported		Adjustment	As per U.S. GAAP	As reported		Adjustment	As per U.S. GAAP
	NIS in thousands

Severance pay fund (6)		-	(14,643)	(14,643)		-	(16,624)	(16,624)
Cost of fixed assets	*)	(3,508,815)	-	(3,508,815)		(3,595,358)	-	(3,595,358)
Accumulated depreciation
and amortization
(including impairment
of fixed assets) (5)	*)	1,497,216	(44,797)	1,452,419		1,623,781	(34,586)	1,589,195
Intangible assets and
deferred charges (4)	**)	(80,786)	(16,887)	(97,673)	**)	(84,405)	(23,395)	(107,800)
Deferred income taxes,
net (1)		(27,669)	39,492	11,823		(11,242)	29,132	17,890
Other accounts payable
and accrued expenses (8)		331,614	260	331,874		(323,674)	-	(323,674)
Accrued severance pay (6)		26,894	14,643	41,537		28,166	16,624	44,790
Convertible debentures (7)		186,193	(31,438)	154,755		184,989	(35,398)	149,591
Minority interest (3)		96,780	(440)	96,340		111,233	1,051	112,284
Additional paid-in
capital (2)		754,264	45,814	800,078		714,796	57,258	772,054
Retained earnings :
Dividend declared
after balance sheet date		-	-	-		50,000	(50,000)	-
Unappropriated (3)		12,543	7,996	20,539		47,841	55,938	103,779
Total shareholders' equity		819,310	53,810	873,120		865,308	63,196	928,504

*) Reclassified
**) Excluding deferred taxes

(1)	Effect of difference described in a(3) above and tax effect of difference described in a(8) and a(14) above. Accumulated depreciation and amortization (including impairment of fixed assets).
(2)	Options issued to employees (see a(9) above), difference in capital gain, net of tax, from transactions with the previous parent cooperative (see a(11) above), and difference in respect of convertible debentures (see a(14)(2) above).
(3)	Net effect of reconciling items.
(4)	As for amortization of goodwill, see a(7) above.
(5)	As for the effect of Standard No. 15, see a(8) above.
(6)	See a(4) above.
(7)	See a(14)(2) above.
(8)	See a(6) above.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18	–	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A (continued) :

3.	Consolidated statements of cash flows:

	Year ended December 31,
	2003	2004	2005
	NIS in thousands

Cash flows from operating activities:

As per Israeli GAAP	258,540	348,558	217,802
Adjustment (1)	(11,572)	15,817	-

As per U.S. GAAP	246,968	364,375	217,802

Cash flows from investing activities:

As per Israeli GAAP	(121,637)	(68,562)	(592,494)
Adjustment (1)	11,572	(15,817)	-

As per U.S. GAAP	(110,065)	(84,379)	(592,494)

(1)	See a(13) above.

c.	Recently issued accounting pronouncements in the United States:

1.	In December 2004, the Financial Accounting Standards Board (“FASB”) issued the revised Statement of Financial Accounting Standards (“FAS”) No. 123, Share-Based Payment (FAS 123R), which addresses the accounting for share-based payment transactions in which the company obtains employee services in exchange for (a) equity instruments of the company or (b) liabilities that are based on the fair value of the company’s equity instruments or that may be settled by the issuance of such equity instruments ..In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (SAB 107) regarding the SEC’s interpretation of FAS 123R.

FAS 123R eliminates the ability to account for employee share-based payment transactions using APB Opinion No. 25 – “Accounting for Stock Issued to Employees”, and requires instead that such transactions be accounted for using the grant-date fair value based method. This Statement will be effective as of the beginning of the annual reporting period that begins after June 15, 2005 ( January 1, 2006 for the Company). Early adoption of FAS 123R is encouraged. This Statement applies to all awards granted or modified after the Statement’s effective date. In addition, compensation cost for the unvested portion of previously granted awards that remain outstanding on the Statement’s effective date shall be recognized on or after the effective date, as the related services are rendered, based on the awards’ grant-date fair value as previously calculated for the pro-forma disclosure under FAS 123.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18	–	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A (continued) :

As the Company has no current employee or non-employee compensation plans, implementation of the standard will have no effect on its financial statements. Nevertheless, prospective new grants of options or shares to employees or service providers of the Company shall result, in the following reporting periods, in the recording of payroll expenses or expenses relating to the cost of the services, at their fair value.

2.	In November 2004, the FASB issued FAS No. 151, “Inventory Costs – an Amendment of ARB 43, Chapter 4” (“FAS 151”). This Statement amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing”, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. This Statement requires that those items be recognized as current-period charges. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005 (January 1, 2006 for the Company). Earlier application of FAS 151 is permitted. The provisions of this Statement shall be applied prospectively. The Company does not expect this Statement to have a material effect on the Company’s financial statements or its results of operations.

3.	In June 2005, the Financial Accounting Standards Board issued FAS No. 154, “Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3". This Statement generally requires retrospective application to prior periods’ financial statements of changes in accounting principle. Previously, Opinion No. 20 required that most voluntary changes in accounting principle were recognized by including the cumulative effect of changing to the new accounting principle in net income of the period of the change. FAS 154 applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. This Statement shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 (Year 2006 for the company). The Company does not expect the adoption of this statement will have a material impact on its results of operations, financial position of cash flow.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18	–	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A (continued) :

4.	In February 2006, the FASB issued FAS 155, accounting for certain Hybrid Financial Instruments, an amendment of FASB statements No. 133 and 140. This statement permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. This statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided that no interim period financial statements have been issued for the financial year. Management is currently evaluating the impact of this statement, if any, on the Company’s financial statements or its results of operations.

5.	In March 2006 the Financial Accounting Standards Board (the “FASB”) issued Statement of Financial Reporting No. 156 (“SFAS 156”). This Statement amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities, and is effective for financial periods beginning after September 15, 2006. The Company does not currently engage in transfers of financial assets and accordingly does not anticipate that the adoption of this statement will have a material impact on its financial statements.

APPENDIX I

BLUE SQUARE – ISRAEL LTD.
DETAILS OF PRINCIPAL SUBSIDIARIES, PROPORTIONATELY CONSOLIDATED COMPANIES AND
AN ASSOCIATED COMPANYAT
DECEMBER 31, 2005

Holding Company	Name of Company	Percentage of ownership and control by holding company as of December 31, 2005

Blue Square-Israel Ltd.	The Blue Square Chain
	Investments & Properties Ltd.	80.7%	Subsidiary

	Hamachsan Hamerkazi Kfar
	Hasha'ashuim Ltd	50%	Subsidiary

	Kenyon Hadar Management		Proportionately
	Company Ltd.	50%	consolidated

			Proportionately
	Joint venture Blue Square - Hadar	50%	consolidated
The Blue Square Chain	The Blue Square Chain (Hyper
Investments & Properties Ltd.	Hyper) Ltd.	100%	Subsidiary

			Proportionately
	Center Investments 1108 Ltd.	50%	consolidated

			Proportionately
	Izdarehet Investments Company Ltd.	50%	consolidated
The Blue Square Chain (Hyper
Hyper) Ltd.	Hyper Lod Center Ltd.	100%	Subsidiary

	Kenyon Malha Jerusalem Partnership	100%	Subsidiary

	Shefa Mehadrin Ltd.	100%	Subsidiary

	Radio Non-Stop Ltd.	35.9%	Associated company

APPENDIX II

REPORT OF INDEPENDANT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of

HAMACHSAN HAMERKAZI KFAR HASHAASHUIM LTD.

        We have audited the accompanying consolidated balance sheets of Hamachsan Hamerkazi Kfar Hashaashuim Ltd. (“the Company”) and its subsidiaries as of December 31, 2005, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for of the year ended December 31, 2005 (not presented separately herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the company’s internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2005, and the consolidated results of their operations and cash flows for the year ended of December 31, 2005, in conformity with Israel generally accepted accounting principles, which differ in certain respects from those followed in the United States, as described in Note 22 to the consolidated financial statements.

Tel-Aviv, Israel March 5, 2006	/S/ KOST, FORER GABBAY & KASIERER A Member of Ernst & Young Global

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

Date: June 28, 2006