Form 20-F
period 2006-12-31
BLUE SQUARE ISRAEL LTD /ADR/
filed 2007-06-28
CIK 1016837

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to __________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ________

Commission file number 1-14426

BLUE SQUARE-ISRAEL LTD.

(Exact name of Registrant as specified in its charter)

Israel

(Jurisdiction of incorporation or organization)

2 Amal Street, Rosh Ha'ayin 48092, Israel

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

39,692,983 Ordinary Shares, par value NIS 1.0 per share

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

Large Accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

        Indicate by check mark which financial statement item the registrant has elected to follow.

☒     Item 17      ☐     Item 18

INTRODUCTION

        Unless otherwise indicated, as used in this Annual Report, (a) the term “Blue Square” or the “Company” means Blue Square-Israel Ltd., (b) the terms “we,” “us” and “our,” mean Blue Square and its consolidated subsidiaries (c) “BSIP” means Blue Square Chain Investments & Properties Ltd., a corporation of which we held 80% of the outstanding shares as of May 31, 2007, and the balance of whose shares are publicly held and traded on the Tel Aviv Stock Exchange and (d) “BSRE” means Blue Square Real Estate Ltd., a corporation of which we held 80% of the outstanding shares as of May 31, 2007, and the balance of whose shares are publicly held and traded on the Tel Aviv Stock Exchange. As of December 31, 2005, the Company transferred all of its directly-owned real estate assets and certain liabilities to BSRE.

        We are the second largest food retailer in the State of Israel. Through our supermarkets, we offer a wide range of food and beverages products and also “Non-Food” items, such as housewares, toys, small electrical appliances, computers and computer accessories, entertainment and leisure products and textile products (called “Non-Food” in this Annual Report), and “Near-Food” products, such as health and beauty aids, infants products, cosmetics and hygiene products and prescription drugs (called “Near-Food” in this Annual Report). As part of our strategy, in 2006, we continued to expand the range of “Non-Food” and “Near-Food” products and to offer a wider selection of these products to consumers in our stores. As of the date of this Annual Report, we have established toy and housewares sections within most of our large stores. As of December 31, 2006, we owned and operated 175 supermarkets under the brand names Mega, Super Center and Shefa Shuk. For further information regarding our real estate, see “Item 4. Information on The Company – B. Business Overview – Real Estate.”

        Unless otherwise indicated, as used in this Annual Report, the term “owned” or “ownership” with respect to our supermarkets means the ownership of the operations of our supermarkets, and not legal title to the real estate underlying our supermarkets.

        We were incorporated in June 1988. In 1996, we completed our initial public offering and our American Depositary Shares, or ADSs, were listed for trading on the New York Stock Exchange. In November 2000, our ordinary shares were listed for trading on the Tel Aviv Stock Exchange.

        Except for the historical information contained herein, the statements contained in this Annual Report are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to our business, financial condition and operating results. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in “Item 3. Key Information – D. Risk Factors” and elsewhere in this Annual Report.

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

        All references in this Annual Report to dollars or $ are to U.S. dollars and all references in this Annual Report to NIS are to New Israeli Shekels. Unless mentioned otherwise, all figures in U.S. dollars are based on the representative exchange rate between the NIS and the dollar as published by the Bank of Israel for December 31, 2006, which was NIS 4.225 per $1.00, except figures for the first quarter of 2007, which are based on the representative exchange rate between the NIS and the dollar as published by the Bank of Israel for March 31, 2007, which was NIS 4.155 per $1.00.

        Our consolidated financial statements appearing in this Annual Report are prepared in NIS, in accordance with generally accepted accounting principles in Israel, referred to in this Annual Report as Israeli GAAP. In accordance with Israeli Accounting Standard No. 29 of the Israel Accounting Standard Boards, we will begin reporting under International Financial Reporting Standards (IFRS) commencing with financial periods beginning January 1, 2008. See Item 3. Key Information – D. Risk Factors”.

NOTE REGARDING TRANSITION TO NOMINAL-HISTORICAL
FINANCIAL REPORTING

        With effect from January 1, 2004, the Company has adopted the provisions of Israeli Accounting Standard No. 12, “Discontinuance of Adjusting Financial Statements for Inflation”, of the Israel Accounting Standard Boards and, pursuant thereto, the Company has discontinued, from such date, the adjustment of its financial statements for the effects of inflation in Israel.

        The amounts adjusted for the effects of inflation in Israel, presented in the financial statements as of December 31, 2003 (the “transition date”), were used as the opening balances for the nominal financial reporting in the following periods. Accordingly, the amounts reported in these financial statements that relate to non-monetary assets (including the depreciation and amortization thereon), investments in associated companies and equity items, which originate from the period that preceded the transition date, are based on the adjusted-for-inflation data (based on the consumer price index (the “CPI”) for December 2003), as previously reported.

        All the amounts originating from the period after the transition date are included in the financial statements based on their nominal values. Through December 31, 2003, the Company prepared its financial statements on the basis of historical cost adjusted for the changes in the general purchasing power of the NIS, based upon changes in the CPI, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.

        Components of the income statements for 2003 were, for the most part, adjusted as follows: the components relating to transactions carried out during the reported period – such as sales, purchases and labor costs – were adjusted on the basis of the index for the month in which the transaction was carried out, while those relating to non-monetary balance sheet items (mainly changes in inventories and depreciation and amortization) were adjusted on the same basis as the related balance sheet item. The financing component represents financial income and expenses in real terms and the erosion of balances of monetary items during the year.

i

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data.

        We have derived the following selected consolidated financial data as of December 31, 2005 and 2006 and for each of the years ended December 31, 2004, 2005 and 2006 from our consolidated financial statements and notes included elsewhere in this Annual Report. We have derived the selected consolidated financial data as of December 31, 2002, 2003, and 2004 and for each of the years ended December 31, 2002 and 2003 from our audited consolidated financial statements not included in this Annual Report. We prepare our consolidated financial statements in conformity with Israeli GAAP. As described in note 18 to our consolidated financial statements included elsewhere in this Annual Report, Israeli GAAP differs in certain respects from U.S. GAAP. See Item 5. “Operating and Financial Review and Prospects – Critical Accounting Policies.” You should read the selected consolidated financial data together with the section of this Annual Report entitled “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this Annual Report.

	2002	2003	2004	2005	2006	2006
	NIS (In thousands, except per ordinary share or ADS data)(1)					$(2)

Income Data
Sales	5,444,306	5,170,510	5,365,784	5,797,018	6,515,035	1,542,021
Cost of sales	3,974,628	3,777,411	3,962,303	4,298,211	4,812,952	1,139,160
Gross profit	1,469,678	1,393,099	1,403,481	1,498,807	1,702,083	402,861
Selling, general and administrative expenses	1,250,662	1,190,425	1,203,391	1,269,760	1,396,877	330,622
Operating income	219,016	202,674	200,090	229,047	305,206	72,239
Financial income (expenses), net	15,900	(48,813)	(58,090)	(59,529)	(42,368)	(10,029)
Amortization of goodwill	(5,277)	(5,740)	(5,870)	(6,508)	-	-
Other income (expenses), net	(174,004)	(136,612)	(19,593)	690	78,022	18,467
Taxes on income	42,078	8,445	41,230	58,490	96,660	22,878
Equity in net earnings (loss) of affiliates	(363)	742	(1,204)	498	1,284	304
Minority interest	5,953	10,852	13,555	15,717	31,573	7,473
Net income (loss)	7,241	(7,046)	60,548	89,991	213,911	50,630
Earnings (loss) per ordinary share or ADS (basic)	0.19	(0.18)	1.57	2.32	5.46	1.29
Earnings (loss) per ordinary share or ADS
(fully diluted)	*0.19	*(0.18)	*1.54	*2.26	4.92	1.16
Cash dividends declared per ordinary share or ADS	3.33	7.68	6.38	2.35	2.81	0.67
U.S. GAAP:
Net income (loss)	62,596	(952)	45,235	88,340	166,724	39,461
Earnings (loss) per ordinary share or ADS (basic)	1.63	(0.02)	1.17	2.27	4.25	1.01
Earnings (loss) per ordinary share or ADS
(fully diluted)	1.63	(0.02)	1.17	2.27	4.23	1.00
Selected Operating Data:
Number of stores (at year end)	173	161	164	168	175	N/A
Increase (decrease) in same store sales(3)	(12.0)%	(11.0)%	(1.3)%	1.7%	5.3%	N/A
Total square meters (at year end)	292,600	290,800	300,000	312,000	323,304	N/A
Sales per square meter (in NIS)(4)	19,229	17,906	18,074	18,621	19,739	1,130
Sales per employee (in thousands)(5)	799	832	867	899	938	54

(1)	For the years 2002-2003, these amounts have been adjusted to reflect changes in the Israeli consumer price index as of December 31, 2003.

(2)	The translation of the NIS amounts into dollars has been made for the convenience of the reader at the representative exchange rate prevailing at December 31, 2006 (NIS 4.225 =$1.00), as published by the Bank of Israel. During 2006, the US dollar depreciated in value vis-à-vis the NIS by 8.2%.

(3)	The Company’s Same Store Sales calculation is based on stores: (1) that have operated continuously throughout the current and prior reporting period (e.g., stores that were open on January 1, 2005 and were not permanently closed during 2005 or 2006); and (2) that have not been resized significantly during the period.

(4)	Based on an average total square meters at month end during the relevant year.

(5)	In 2005, the Company began outsourcing its cleaning activities to external services providers, which reduced its total number of employees as compared to 2004. To facilitate a meaningful comparison between the Company’s Sales Per Employee for 2005 and 2006 with the Sales Per Employee for the previous periods, the number of employees used to calculate Sales Per Employee for all previous periods has been adjusted to excluding cleaning personal.

*	After retroactive application of accounting change. Commencing January 1, 2006, the Company applies the provisions of Israeli Accounting Standard No. 21 of the IASB, “Earnings per Share”. The computation of basic net income per share is generally based on earnings available for distribution to holders of ordinary shares divided by the weighted average number of ordinary shares outstanding during the period. In computing diluted net income per share, the weighted average number of shares to be issued, assuming that all dilutive potential shares are converted into shares, is to be added to the average number of ordinary shares used in the computation of the basic income per share. Potential shares are taken into account, as above, only when their effect is dilutive (reducing net income or increasing loss per share from continuing activities). Comparative net income per share figures included in this Annual Report reflect a retrospective application of the new standard’s computation directives.

	December 31,
	2002	2003	2004	2005		2006	2006
	NIS (in thousands)(1)						$(2)

Balance Sheet Data:
Israeli GAAP:
Working capital (deficit)	(388,177)	(288,831)	(380,666)	(450,044)		343,398	81,278
Total assets	3,232,733	3,199,680	3,079,011	3,683,035		4,071,733	963,725
Short-term credit from banks and
others	318,424	212,521	136,541	359,316	*	264,858	62,688
Long-term debt	355,320	686,084	776,568	1,102,810		1,154,926	273,356
Shareholders' equity	1,339,416	1,037,340	819,310	865,308		992,922	235,011
U.S. GAAP:
Total assets	3,271,342	3,262,934	3,147,284	3,757,640		4,092,453	968,628
Shareholders' equity	1,375,566	1,082,450	873,120	928,504		989,131	234,114

(1)	For the years 2002-2003, these amounts have been adjusted to reflect changes in the Israeli consumer price index as of December 31, 2003.

(2)	The translation of the NIS amounts into dollars has been made for the convenience of the reader at the representative exchange rate prevailing at December 31, 2006 (NIS 4.225 = $1.00), as published by the Bank of Israel.

*	Reclassified.

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors.

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

We are engaged in a highly competitive business. If we are unable to compete effectively against low-priced supermarkets and other competitors, our business will be materially adversely affected.

        The food retailing industry in Israel is highly competitive and is characterized by high turnover and narrow operating margins. We compete with the other major supermarket chain, Super Sol, low-priced private supermarkets chains and low-priced private supermarkets, independent grocers, open-air markets, and other retailers selling supermarket goods. Competitive pressures increase as the supermarket sector in Israel approaches higher saturation levels and continue to increase as our competitors expand their operations and new companies enter the market with hard discount formats.

        We believe that an important factor in the purchase decisions of a large portion of the Israeli public is the price of the products it purchases. As a result, in recent years, we and our competitors have established or expanded low-price and hard discount stores formats.

        In addition, private supermarkets during 2006 increased their market share and expanded their presence in selected areas in Israel, often geographically beyond their original locations, increasing competition in an already difficult market. Based on A.C. Nielsen, we estimate that the private supermarkets’ market share was approximately 24.5% of the bar-coded market in Israel in 2006. The low barriers of entry, including the relatively low cost of establishing a new private supermarket, have contributed to the increase in number and expansion of private supermarkets in recent years. These private supermarkets have been able to capture a significant part of the sales from the major chains in their areas by using lower cost non-unionized labor and having lower operating costs and, in some cases by operating on Saturdays and offering non-kosher food. Large supermarket chains in Israel, including us, are kosher and therefore do not offer non-kosher food or operate on Saturdays.

        In 2005, a number of small private supermarkets chains which operate on local geographic level combined to form a separate entity, Fourth Chain Company Ltd., in order to develop a private label and to jointly negotiate with suppliers. In 2006, the Fourth Chain Company started to market a private label brand. This combination, and possible similar combinations of other private supermarkets, may generate efficiencies of a major national-spread chain and enable them to compete more efficiently with us.

        During 2005, the other two major chains, Super Sol and ClubMarket, merged following the bankruptcy proceedings of ClubMarket. As a result of such merger, we now face a major competitor, many of whose stores are characterized by the every day sale of products at low prices. Based on A.C. Nielsen, we estimate that Super Sol’s market share was approximately 37.7% of the bar-coded market in Israel in 2006, as opposed to our own approximately 25% share of the bar-coded market in 2006. This increased difference in market share may give Super Sol a greater competitive advantage in its dealings with customers, suppliers and other third parties.

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

        We purchase most of our dairy, fresh produce and poultry products from the Tnuva Cooperative, or Tnuva, an Israeli food cooperative, which holds a leading position in the domestic dairy and poultry markets. In 2006, Tnuva’s products accounted for approximately 13% of all the products sold at our supermarkets. In addition, the Strauss group, an Israeli food manufacturer, accounted in 2006 for approximately 9.5% of all products sold at our supermarkets, and the Osem group accounted for approximately 6.6% of all products sold at our supermarkets in 2006. Because of our status as a leading food retailer in Israel as a result of which we are able to offer a wide exposure and promotion, on a national level, to these suppliers’ products, and the fact that we maintain an excellent and long-standing relationship with Tnuva, Strauss group and Osem, we do not believe that there is a material risk of future stoppage of supply of products of these key suppliers. However, we do not have a written contract with Tnuva, Strauss group or Osem obligating them to supply products to us. The ten largest suppliers accounted for approximately 51.2% of our products purchases in 2006. Due to the relatively large market share of these suppliers, we depend on them and on a number of other suppliers that supply brands characterized by high customer loyalty, such as the Central Company for the Manufacture of Soft Drinks Ltd., which is the exclusive franchisee of Coca Cola and also distributes other popular soft drinks. Further, we cannot assure you that, in the future, Tnuva, Strauss group, Osem or any of these other suppliers will not significantly raise the prices of the products they supply us, or encounter difficulties in providing these products to us, in either of which cases our operating results might be adversely affected.

Alon Retail Ltd. (formerly Bronfman-Alon) is able to control the outcome of matters requiring shareholder approval.

        As of June 21, 2007, Alon Retail Ltd., formerly Bronfman-Alon Ltd. (“Alon Retail”), owned approximately 70.6% of Blue Square’s ordinary shares following the conversion by other investors of an aggregate of approximately NIS 122.5 million in principal amount of our 5.9% convertible debentures since their issuance in August 2003. So long as Alon Retail, or any successor to its shareholdings in Blue Square, continues to own beneficially more than 50% of our outstanding ordinary shares and voting power, it will be able to control the outcome of matters requiring shareholder approval, including the election of all Blue Square directors, other than Blue Square two external directors whose election, under the Israeli Companies Law, requires that at least one-third of the non-controlling shareholders who participate in the vote, vote for their nomination, or that the total number of shares of non-controlling shareholders voted against their nomination does not exceed one percent of the aggregate voting rights in the company.

We own a majority interest in most of our subsidiaries. As a majority shareholder, we owe fiduciary duties to the minority shareholders of our subsidiaries and have to share dividends and distributions with these minority shareholders.

        Blue Square’s two main subsidiaries are BSIP and BSRE, in each of which Blue Square owned an 80% interest as of December 31, 2006.

        Of the 175 supermarkets that we operated as of December 31, 2006, we owned directly 110, and the remaining 65 supermarkets were owned by BSIP’s subsidiaries, each of which has its own board of directors. These subsidiaries include the Blue Square Chain (Hyper Hyper) Ltd., or Hyper Hyper, in which BSIP owns a 100% interest and, therefore, Blue Square indirectly owns an 80% interest. The ordinary shares of BSIP that are not owned by Blue Square are publicly held and traded on the Tel Aviv Stock Exchange. The consolidated supermarket sales of BSIP and its subsidiaries in 2006 aggregated approximately NIS 4,022 million, or $952 million, representing approximately 64% of our consolidated supermarket sales for 2006.

        Blue Square leases from BSRE and BSIP the real estate underlying a majority of the supermarkets that it owns. BSRE has its own board of directors and has no retail activities. The ordinary shares of BSRE that are not owned by Blue Square are publicly held and traded on the Tel Aviv Stock Exchange.

        In order to satisfy whatever fiduciary obligations we may have under applicable law to the minority shareholders of our partially owned subsidiaries, we endeavor to deal with these subsidiaries at “arm’s-length.” Some transactions between Blue Square and a subsidiary, including any cancellation of such transactions, require the approval of the audit committee, the directors, and, under certain circumstances, approval of the shareholders of the subsidiary by special vote and are subject to the receipt of applicable permits and approvals. In addition, any dividend or distribution from a subsidiary requires the approval of the directors of that subsidiary, and may be subject to restrictions imposed by loan and other agreements to which they are parties.

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

        A substantial portion of our employees’ wages is adjusted upon a change in the minimum wage in Israel. Under Israeli law, minimum wage equals 47.5% of the average wage for an employee in Israel. Coalition guidelines adopted in 2006 by the Israeli government announced a goal of increasing the minimum monthly wage to NIS 4,600 (at such time, $1,000), to be reached in two stages. In the first stages, the minimum monthly wage was increased on June 1, 2006 to NIS 3,585, or approximately $850, and on April 1, 2007, was increased to NIS 3,710, or approximately $893. Pursuant to existing legislation, the minimum wage is to be increased further effective as of December 1, 2007, to NIS 3,850. The further increases are to be determined by a special committee which is to submit its recommendations by July 1, 2007. An increase in minimum wage will increase our labor costs and thus adversely affect our operating results.

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

To maintain the credit rating on our 5.9% unsecured debentures issued in August 2003, we may be limited in our ability to pay cash dividends on our ordinary shares.

        In connection with our issuance of NIS 400 million in aggregate principal amount of unsecured 5.9% convertible and nonconvertible debentures in August 2003, Blue Square’s board of directors resolved that Blue Square would not distribute dividends in any quarter if the ratio of our financial obligations (as defined by Maalot, an Israeli rating agency, and affiliate of S&P) (Maalot) to EBITDA for any quarter exceeds 3.5 until June 30, 2006 or exceeds 3.0 thereafter. Blue Square’s board of directors also resolved that Blue Square would not distribute dividends in any quarter if the ratio of the cost of unencumbered fixed assets as set forth on our financial statements (following depreciation) to financial obligations (as defined by Maalot) for any quarter is below 120%. Maalot has informed us that a change in this board of directors resolution may lead to a downgrading of the rating on our 5.9% unsecured debentures. Following the dividends distributions of 2003 through 2006, the retain earnings of Blue Square decreased significantly. To maintain the credit rating of our 5.9% unsecured debentures, we may not be able to pay cash dividends on our ordinary shares in the same amount as in the past, and you may not be able to receive adequate return on your shares through the payment of dividends.

Future issuances of our ordinary shares could reduce our share price.

        Out of the NIS 400 million in aggregate principal amount of unsecured 5.9% debentures that we issued in August 2003, NIS 200 million in aggregate principal amount were convertible debentures (principal repayable in three equal installments in the years 2007, 2009 and 2011) which as of May 31, 2007 were convertible into Blue Square ordinary shares at per share price of NIS 28.625. This conversion ratio is subject to adjustment in the event of distribution of bonus shares, cash dividends and the issuances of rights. On May 31, 2007, the closing price per share of our ordinary shares on the Tel Aviv Stock Exchange was NIS 75.27.

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

        In his final position, the Commissioner announced certain operational measures, including among other, instructions to the legal department of the Israeli Antitrust Authority to take appropriate legal proceedings against any party to a clear violation of the law exposed during the investigation and, if necessary, take prospective legal measures, such as injunctions and issuing directives to monopolists.

        We and the other major chains held meetings with the Commissioner with respect to the contents of a proposed consent decree which the Commissioner delivered to us and to the other major chains; however, we did not reach an understanding with the Commissioner and our negotiations ceased. Presently we do not know how, if at all, our business would be affected should the Commissioner take any action against us with respect to those issues under dispute which we believe are legal based on our consultations with our legal counsel.

        In August 2006, the Restrictive Trade Practices Court approved a consent decree reached between the Commissioner and certain specific food suppliers. The consent decree stipulates various prohibitions, conditions and restrictions that would apply to certain practices of these suppliers. The consent decree addresses the following practices: arrangement by which suppliers influence the number or identity of competing suppliers; acquisition of shelf and off-shelf display space; category management; the use of suppliers’ representatives to physically arrange the shelves in the chains’ stores; discounts and rebates in exchange for meeting sales targets; arrangements that determine a supplier’s market share; exclusivity in sales and price dictation by suppliers. The Company is not a party to the consent decree; however, it could nevertheless have an effect on the practices of the Company’s suppliers and indirectly on the Company.

        For more information on this and other action taken by the Israeli Antitrust Authority, please see “Item 4. Information on the Company – B. Business Overview – Government Regulation”.

Impact of inflation might increase our financial expenses, thereby affecting our operating results. Increases in oil, raw material and product prices in recent years may affect our operating results.

        Our assets and shareholders equity are not adjusted to the inflation in Israel, while the repayment of interest and principal under most of our loans and all debentures is linked to the Israeli CPI, as provided in our loan and debenture agreements. As a result, an increase in inflation in Israel would have the effect of increasing our financial expenses without any corresponding offsetting increase in our assets and revenues on our financial statements, leading to lower reported earnings and shareholders equity. The extent of this effect on our financial statement would be dependent on the rate of inflation in Israel.

        In addition, the sharp increase in oil prices in recent years has led to increase of our electricity prices and raw materials used in the plastic packing industry. Further increase in oil prices would impose on us significant expenses and costs, which could have an adverse effect on our operation results.

Currency fluctuations might affect our sales and translation of operating results.

        Any devaluation of the NIS against various non-Israeli currencies in which we or our suppliers pay for imported goods has the effect of increasing the selling price of those products and affecting our sales and operating results.

        In addition, because our financial results are denominated in NIS and are translated in US dollars for the convenience of US investors, currency fluctuations of the NIS against the US dollar may impact our US dollar translated financial results.

Our profit margin would be adversely affected if our ability to utilize our distribution center were limited.

        We have one distribution center in Rishon Letzion from which we distribute to our supermarkets a large portion of the products they carry. The products distributed by our distribution center generated approximately 23% of our total percentage purchases during 2006. Our inability to utilize the distribution center for any reason may significantly impair our ability to distribute our products to our supermarkets and would adversely affect our profit margin.

We are exposed to risks of fraud and theft with regard to our gift certificates which may cause a loss of revenue and non-recoverable expenses

        We run programs under which we issue and sell gift certificates and electronic prepaid cards to institutions, companies and individuals, particularly during the High Holiday and Passover seasons. The gift certificates and prepaid cards can be used in our stores as well as other stores with which we entered into collaboration agreements. We are exposed to risks connected with the issuance of gift certificates, including risks that they may be fraudulently forged or stolen, and we are exposed to risks of computer fraud or errors in connection with the issuance of prepaid cards. A substantial or large scale forgery, theft, fraud or error may cause a reduction in our revenue and increases our expenses.

We may be limited in our ability to borrow from Israeli banks

        Bank of Israel regulations limit the ability of Israeli banks to lend to various borrowers over certain limits, including to companies and individuals considered to be in an affiliated group. These regulations limit the amount available to us and to our group companies to borrow from Israeli banks. For purposes of these regulations, we are considered part of one borrowing group with the Dor Alon group and, to the Company’s knowledge, with the Africa Israel group (an interested party in Dor Alon), and we may be considered part of one borrowing group with other members of our controlling shareholders group and/or, under certain circumstances, with interested parties in the group, including Alon Retail, and other corporations under control of the Dor Alon group and the Africa Israel group. As a result of these regulations, some Israeli Banks are prevented from providing additional credit to companies within our “borrowing group”, and we and our subsidiaries may face limitations from time to time in our ability to obtain additional credit from Israeli banks. This could adversely affect our ability to operate our business as we have in the past.

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

The adoption of international financial reporting standards could have an adverse effect on our results of operations

        In accordance with Israeli Accounting Standard No. 29 adopted by the Israeli Accounting Standards Boards, our financial statements will be prepared in accordance with International Financial Reporting Standards (IFRS) beginning on or after January 1, 2008. The IFRS are different from the Israeli GAAP standards, and therefore our financial results under IFRS may reflect a financial condition, financial results and cash flow which are substantially different from that which is currently reported in our financial statements under Israeli GAAP. The implementation of IFRS requires appropriate preparations by the Company, including making certain decisions with respect to the manner of determining the value of assets and liabilities as of the transition date and in connection of setting accounting policies regarding different subject matters. This may have a material adverse effect on our financial results. As of the date of this Annual Report, we cannot estimate the effect of the adoption of IFRS on our financial statements. For further information regarding reporting under IFRS, see note 2x to our consolidated financial statements.

A recent Israeli Supreme Court decision regarding the deductibility of financial expenses for tax purposes in connection of dividend distribution could have an adverse effect on our results of operations

        In November 2006, the Israeli Supreme Court issued a decision that finance expenses for loans incurred for the purpose of distributing a dividend are not recognizable for tax deduction purposes (with limited exceptions). The Supreme Court reasoned that in such a case the connection between the expense (finance) and the income is not a direct and approximate, but rather indirect, and therefore is not deductible for tax purposes. The company is subject to legal proceedings in connection with the recognition of finance expenses for the years 1999-2001 in the amount of approximately NIS 17 million. See “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Legal Proceedings – We are subject to legal proceedings in connection with recognition of finance expenses”. In light of the Israeli Supreme Court decision and since the company has already received final tax assessments for 2002, dividend distributions made since 2003 or to be made in the future may be subject to scrutiny by the Israeli Tax Authorities, which may determine that one or more loans were deemed to be incurred for the purpose of distributing such dividend, as a result of which the finance expenses associated with such loan may not be deductible for tax purposes. For information regarding the Company dividend distribution, see “Item 5. – Liquidity and Capital Resources – Dividends”.

We are party to legal proceedings in connection with tax assessments including potential liabilities for the years 2005 and 2006.

        In July 2005, the Income Tax Authority issued a notice of a deduction assessment for the years 2001-2004 to the Company. The amount claimed under these assessments totaled NIS 34 million, and primarily relates to certain benefits granted to employees in the Company’s branches. In August 2005, the Company contested these assessments. In November 2005, several senior employees were questioned under warning, with respect to these benefits. In August 2006, the Income Tax Authority issued to the Company deduction assessment orders for the years 2001-2002 in the amounts of approximately NIS 22 million. In September 2006, the Company filed an appeal with the District Court contesting these assessments. In the opinion of the Company and its advisors, the provisions included in the Company financial statements are sufficient to cover the potential liabilities, including potential liabilities for the yesrs 2005 and 2006.

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

        In the last few years, hostilities between Israel and the Palestinian Authority have substantially increased. These hostilities include terrorist acts in Israel and military operations in the West Bank and Gaza. In July 2006, a conflict with Hezbollah escalated significantly on Israel’s northern border. This conflict included the firing of multiple rockets by Hezbollah throughout northern Israel as well as retaliatory attacks by Israel throughout Lebanon. Due to the hostilities in the northern part of Israel and Lebanon, a number of our stores located in the northern region did not operate according to their usual schedule. Although we were almost fully compensated by the Israeli government for the losses and damages that we incurred as a result of this conflict in the north, we cannot predict the effect on our business if hostilities are renewed or the security situation deteriorates in the north or in any other part of the country, nor can we guarantee what future compensation, if any, would be provided to us by the Israeli government in such event.

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

        All of our supermarket sales are made in Israel, and a substantial majority of the goods that we sell are grown, manufactured or processed in Israel. Consequently, our financial performance is dependent to a significant extent on the economy of Israel. During 2002, Israel’s Gross Domestic Product declined by 1.2%, while in 2003, 2004, 2005 and 2006, it rose by 1.5%, 4.8%, 5.2% and 5.1%, respectively. The economic slowdown during 2001, 2002 and a portion of 2003 adversely affected our financial performance. Initial reports indicate that the Israeli economy grew by 6.3% at the first quarter of 2007. We cannot be sure how any growth or decline in the Israeli economy will affect our financial performance.

Government-imposed price controls may have a material adverse effect on our operating results.

        The Israeli government is authorized to control the retail and wholesale prices of goods and services offered in Israel. At present, a few of the products we offer in our stores, including bread, flour, eggs, milk and margarine are subject to government-imposed price controls. In addition, during periods of high inflation in the past, more extensive price controls have been imposed throughout Israel.

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

        In June 2003, Alon Retail (formerly Bronfman-Alon) acquired 78.1% of the outstanding shares of Blue Square from the Co-Op following the submission by Alon Retail of the winning bid of the tender for the sale of the holdings of Co-Op in Blue Square, in a court-supervised sale of the Co-Op’s 78.1% interest in Blue Square. As of June 21, 2007, Alon Retail owned approximately 70.6% of the outstanding shares following to the conversion by other investors of an aggregate of approximately NIS 122.5 million in principal amount of our 5.9% convertible debentures since their issuance in August 2003.

        In September 2005, the “Alon Group” (controlled by Alon Israel Oil Company Ltd.), which then owned a 50% interest in Alon Retail, acquired shares in Alon Retail held by the “Bronfman-Fisher Group” (controlled by Matthew Bronfman and Yaakov Shalom Fisher), which then also owned a 50% interest in Alon Retail. Following such acquisition, the “Alon Group” owned 73.5% of Alon Retail, and the “Bronfman-Fisher Group” owned 26.5%.

        In January 2007, the Alon Group completed the purchase of the remaining holdings by the Bronfman-Fisher Group in Alon Retail for a consideration of $52.6 million. The consideration was based on a total market value of Blue Square of approximately $588 million dollars (based on the market value of Blue Square shares minus the liabilities of Alon Retail and minus a dividend of $11.15 million to be paid by Alon Retail to its shareholders). The Alon Group currently beneficially owns 100% of the shares of Alon Retail.

        For a description of the ownership in Alon Retail, please see “Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders”.

        The following is a description of certain events that have occurred during the last number of years:

—	The consolidation of our store formats into just three in order to focus our marketing efforts more effectively and differentiate our store brands;

—	The increase of the variety of “Non-Food” and “Near-Food” items, which generate more revenues per square meter, with the goal of increasing the portion of our customers’ overall shopping needs that are addressed in our stores;

—	The establishment of a new joint loyalty plan (the “YOU Plan”) with Dor Alon Energy In Israel (1988) Ltd., including the offering to our costumers of a new Diners Club Israel credit card bearing the name “YOU”, and the acquisition, together with Dor Alon, of 49% of the shares of Diners Club Israel Ltd., a subsidiary of Credit Cards for Israel Ltd. (allocated 36.75% to us and 12.25% to Dor Alon) (see “Item 4. Information on The Company – B. Business Overview -Related Businesses”); and

—	The initial public offering of ordinary shares and convertible and non-convertible unsecured debentures of our subsidiary, BSRE, on the Tel Aviv Stock Exchange following the transfer of the Company’s real estate assets (including unoccupied land and unused building rights, but excluding real estate owned by BSIP and its subsidiaries) and certain liabilities (including lease agreements with third parties and with BSIP) to BSRE (see “Item 4. Information on The Company – B. Business Overview – Real Estate.”).

Capital Expenditures

        A key component of our business strategy is the establishment and relocation of new stores, the remodeling of existing stores and the improvement of our distribution facilities. During the three months ended March 31, 2007, we invested NIS 21.8 million, or $5.2 million, in fixed and other assets. In 2006, we invested NIS 137.4 million, or $32.6 million, in fixed and other assets, a 54.2% increase from our 2005 investment of NIS 89.1 million. Of our fixed asset investment in 2006, we invested NIS 21.3 million, or $5 million, in land and buildings, including land that we lease, as compared with NIS 2.2 million in 2005. In 2004, we invested NIS 89.4 million in fixed and other assets. As of December 31, 2006, we had entered into agreements for investments in fixtures, equipment and leasehold improvements in an aggregate of NIS 13.5 million, or $3.2 million.

        For additional information pertaining to our principal capital expenditures and divestitures for the last three financial years and those of which are currently in progress, and the method of financing, see “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources”.

B.	Business Overview.

General

        We are the second largest food retailer in the State of Israel. Through our supermarkets, we offer a wide range of food and beverages products and also “Non-Food” items, such as housewares, toys, small electrical appliances, computers and computer accessories, entertainment and leisure products, and “Near-Food” products, such as health and beauty aids, infants products, cosmetics and hygiene products and prescription drugs, and in 2005, we started to operate several toy and housewares departments within most of our large stores.

        As of December 31, 2006, we owned and operated 175 supermarkets under the brand names Mega, Super Center and Shefa Shuk. Our activities are carried out via Blue Square and its consolidated subsidiaries, the largest of which are BSIP, which has retail activities, and BSRE, which owns and invests in commercial real estate. As of May 31, 2007, Blue Square owned 80% of the outstanding shares of BSIP and 80% of the outstanding shares of BSRE, the balance of each of which is publicly held and traded on the Tel Aviv Stock Exchange. BSIP and its direct and indirect subsidiaries, including Blue Square Chain (Hyper Hyper) Ltd., are the owners of 65 of our supermarkets. The consolidated supermarket sales of BSIP and its subsidiaries in 2006 aggregated approximately 64% of our consolidated supermarket sales for that period. As of December 31, 2006, the total consolidated assets of BSIP and its subsidiaries aggregated approximately NIS 1.3 billion, or $304 million, constituting approximately 31.5% of our total consolidated assets at that date. BSRE has no retail activities; its revenues are primarily derived from real estate lease payments received from Blue Square and third parties. As of December 31, 2006, the total consolidated assets of BSRE aggregated approximately NIS 1.4 billion, or $330 million, constituting approximately 34.2% of our total consolidated assets at that date.

        The following table sets forth the change in the number of our stores (net of store closures) and store space as of the dates indicated:

	No. of Stores	Store Space (square meters)

As of December 31, 2002	173	292,600
As of December 31, 2003	161	290,800
As of December 31, 2004	164	300,000
As of December 31, 2005	168	312,000
As of December 31, 2006	175	323,300

        We have three store formats – Mega, Super Center and Shefa Shuk. In the “Mega” chain stores, our larger stores which are located primarily outside residential areas, we offer a wide selection of food, “Near-Food” and “Non-Food” items. In the “Super Center” chain stores, which are usually smaller than “Mega” stores and are located primarily in local neighborhoods and city centers, we offer a more limited selection of food, “Near-Food” and “Non-Food” items. Our “Shefa Shuk” chain stores are low priced stores with a selection of products specially oriented towards Israel’s growing ultra-orthodox population and also designated to compete with local competition. As of December 31, 2006, we operated 39 Mega Stores, consisting of approximately 160,500 square meters space, 95 Super Center stores, consisting of approximately 96,200 square meters space, and 41 Shefa Shuk stores, consisting of approximately 66,600 square meters space.

        In 2005, together with Dor Alon Energy In Israel (1988) Ltd., we established a new loyalty plan (the “Loyalty Plan”) which offers our costumers a new Diners Club Israel credit card bearing the name “YOU”. The goal of the Loyalty Plan is to promote customer loyalty to the Company and Dor Alon by, among other things, granting exclusive benefits to the Loyalty Plan members, such as a cash-based reward mechanism and providing discounts and benefits at other businesses that join the Loyalty Plan. We also continue to operate “Buy & Bonus” and “Mega” frequent-buyer incentive programs, which are designed to increase consumer traffic and encourage customers to patronize our stores and to allow our customers to earn free gifts by earning points. See “Item 4. Information on The Company – B. Business Overview – Marketing”.

Industry Overview

        We estimate that retail sales of food, beverages and tobacco in Israel was approximately NIS 44.3 billion, or $9.9 billion, in 2006. This estimate is based on the data published by the Israeli Central Bureau of Statistics of the retail sales of food, drinks and tobacco in Israel in 2005 (2006 has not yet been published) and the growth of expenditure for the consumption of food, beverages and tobacco of household in Israel at current prices in 2006 (7.4%).

        The retail sales of food, beverages and tobacco in Israel includes supermarkets, grocery stores, mini-markets and retail sales of fruit and vegetables, meat, poultry and fish. The supermarket retail chain market consists of two large chains: Super Sol and us, as well as other smaller but developing chains.

        We estimate that significant growth opportunities for supermarkets in Israel remain as more households increase purchasing of supermarket goods at supermarkets rather than smaller grocery stores, mini-markets and open-air markets. Based on A.C. Nielsen and on data published by the Israeli Central Bureau of Statistics of the retail sales of food, drinks and tobacco in Israel, we estimate that approximately 39% of the total retail sales of food, beverages and tobacco in Israel in 2006 was made by the two large chains and approximately 50% of the estimated retail sales made by supermarkets, groceries and mini-markets in Israel in 2006 was made by the two large chains – a percentage that is considerably lower than the estimated market shares prevailing in Europe and the United States. Accordingly, we believe that there is an opportunity for us to grow correspondingly with the general growth of the supermarket sector in Israel.

Our Supermarkets

        We operate three supermarket formats, tailoring store sizes and product ranges to meet the preferences of each format’s target customers. Our supermarket formats are among the most recognized in Israel. According to A.C. Nielsen, our market share of the bar-coded market of non-durable goods in 2006 was 25%.

        See “Our Operations” for a description of our supermarket formats as of December 31, 2006.

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

Our Strategy

        Our strategy in our retail activities is to take advantage of our position as a leading food retailer in Israel, by expanding our market presence in existing retail food markets. To achieve this goal, we intend to pursue a number of operating and growth strategies, which include:

—	increasing the pace of our growth rate and market share by opening additional store locations, renovating, improving and enlarging existing stores and, if necessary, reducing and/or closing underperforming stores;
—	expanding the geographic presence of our stores with the goal of bringing all three of our store formats within the shopping range of every Israeli consumer;
—	increasing our market share of “Non-Food” and “Near-Food” products and to offer a wider selection of these products to consumers in our stores, including small electrical appliances, computers and computer accessories, textile and leisure products (such as videos and magazines) as well as toys and housewares;
—	considering the possibility of offering and selling other products, such as financial instruments, personal finance and insurance products, tourism packages to our consumers;
—	exploring various alternatives to maximize the potential value of our real estate assets, including unused building rights, which are held by BSIP and its subsidiaries;
—	differentiating our store brands and products from those of our competitors;
—	increasing operational efficiency;
—	focusing on improving the availability of products in our stores and reducing the shortage of products "on the shelves"; and
—	expanding and improving our new loyalty plan for the benefit of our customers which offers a new credit card; including joining other businesses to the plan.

        Our strategy in our real estate activities is to become a leading owner of income-producing properties and developer of commercial real estate through our subsidiary, BSRE. As part of this strategy, in 2006, the Company transferred its real estate assets (excluding real estate owned by BSIP and its subsidiaries) and certain liabilities to BSRE, and in August 2006 BSRE completed an initial public offering (IPO) on the Tel Aviv Stock Exchange. To achieve this goal, we intend to pursue a number of operating and growth strategies, which include:

—	developing and improving existing real estate;
—	maximize the leasing of existing properties to commercial users;
—	increase and develop unused building rights in our existing properties;
—	maximize the potential value of our real estate assets; and
—	acquire additional commercial real estate as deemed appropriate in Israel and abroad.

Real Estate

        Historically, most of our real estate was used in connection with the retail operation of our stores.

        Transfer of Real Estate Assets to BSRE

        In 2006, pursuant to and under agreements entered with BSRE on June 21, 2006 (the “Transfer Agreement”) and on April 2, 2006 (the “Split Agreement”), both of which effective as of December 31, 2005, the Company transferred its real estate assets, all related rights and obligations and certain liabilities (including lease agreements of which the Company was lessor and BSIP or third parties were lessees) to Blue Square Real Estate Ltd. (BSRE), a then new wholly owned subsidiary, to manage approximately 146,300 square meters currently occupied by our stores and other lessees, as well as the unoccupied land and unused building rights under our ownership. The transferred assets did not include: (i) real estate owned by BSIP and its subsidiaries and (ii) real estate that the Company leases from BSIP or third parties in connection with our retail activities. Among the rights transferred were those pursuant to long term lease agreements, lease agreements, partnership agreements, purchase agreements, easements and any other agreements between the Company and third parties relating to the transferred properties (including certain liabilities to banks for certain credit received by the Company).

        Pursuant to the Transfer Agreement and Split Agreement, Blue Square transferred assets with a total book value as of December 31, 2005 of approximately NIS 1.1 billion and liabilities with a total book value as of December 31, 2005 of approximately NIS 759.3 million. In consideration, BSRE issued to the Company 22,642 ordinary shares.

        On May 4, 2006, the Israeli Tax Authority approved our application for a ruling stating that the transfer would receive favorable tax treatment under the provisions of Sections 104A and 105A(2) to the Income Tax Ordinance, subject to certain conditions, as described below under ” – Tax Authority Approval”.

        Further, in August 2006, BSRE completed its initial public offering (IPO) of ordinary shares, unsecured convertible and non-convertible debentures on the Tel Aviv Stock Exchange. As a result of the offering, the Company holding in BSRE was reduced to 80% of the outstanding shares. The balance of BSRE shares are publicly held and traded on the Tel Aviv Stock Exchange.

        Description of Transferred Assets and Liabilities

        Pursuant to the Transfer Agreement and the Split Agreement, as of December 31, 2005, the Company transferred to BSRE approximately 100 properties, totaling approximately 146,300 square meters. The properties principally consisted of the following:

—	52 supermarkets stores with a total area of 50,500 square meters, which were operated directly or were, designated to be operated directly by the Company prior to December 31, 2005. Commencing from December 31, 2005, the Company leases these properties from BSRE under the terms and conditions described below.

—	23 supermarkets stores with a total area of 64,500 square meters which prior to December 31, 2005 were leased to BSIP and Hyper Hyper. Together with these stores, the Company also transferred to BSRE all of the Company’s rights and obligations under the leases of these properties to BSIP and Hyper Hyper.

—	Additional built-up properties with a total area of 31,300 square meters, which prior to December 31, 2005, were leased or were for lease to third parties (including Company rights (50%) in the Hadar shopping mall in Jerusalem and Company holdings (50%) of the issued capital in the management company of Hadar shopping mall), most of which are for commercial purposes and some for office use. The lease agreements between the Company and such third parties were assigned to BSRE, which continues to lease these properties under the same terms and conditions.

—	Six lots of unimproved land with a total area of approximately 17,000 square meters.

—	The holding of the Company (3.8%) in the Wholesale Market for Agricultural Production in Tel Aviv Company, which holds the long-term lease rights in part of the site known as the Wholesale Market in Tel Aviv. This site has now been designated for commercial, office, residential and public building use.

—	Certain financial obligations to third parties with a book value of approximately NIS 759.3 million as of December 31, 2005, most of which were bank loans. Such financial obligations included obligations attributed to transferred properties in total sum of approximately NIS 521.4 million and non-attributable obligations in the total sum of approximately NIS 237.9 million which constituted 35.1% of the Company’s non-attributable obligations.

        Related Agreements

Arrangement with respect to Legal Proceeding and/or Third Party Claims relating to Certain Transferred Assets

        Pursuant to arrangement entered on August 13, 2006, the Company and BSRE agreed that with respect to eight specified transferred real estate properties that as of December 31, 2005 were not free and clear from third party rights and/or claims, the Company will use its best efforts to complete the transfer of these properties, free and clear from any third party rights or claims. However, if the Company will be required or agree to return or transfer any of the said properties to third parties as a result of their rights and/or claims, then BSRE will waive its rights such properties and will be entitled to receive: (i) with respect to seven of the properties, the higher of the properties’ book value or the consideration received by the Company from the third parties for the these properties and (ii) with respect to one specified property, an amount equal to the consideration received for such property from the third parties.

Agreements with Respect to Properties Operated by the Company.

        The Company and BSRE entered into a lease agreement on August 13, 2006 (effective as of January 1, 2006) with respect to the 52 supermarket stores that were operated directly by the Company prior to December 31, 2005 (plus one property for offices purposes). Under this agreement, the Company leases from BSRE these properties for an initial period of at least 10 years beginning as of January 1, 2006. The agreement will automatically be extended for an additional five-year term unless terminated by the Company no less than 24 months prior to the end of the initial term. The annual rent for the initial period will be equal to the higher of 2% of the annual turnover of that store or 9% of the amount invested in that store by the Company (as calculated in accordance with the agreement), which amount is linked to changes in Israel’s consumer price index from the date of such investment. The agreement provides for these additional provisions:

—	Upon 12 months’ notice, at the time of the extension of the agreement the Company may reduce the number of the leased properties, provided that the rental payments for such properties (according to the average rental payments for the two years preceding the extension date) does not exceed 15% of the total rent payments for all leased properties on average for the two years preceding the extension date.

—	Additional properties may be leased by the Company under the same terms and conditions under the lease agreement provided that (i) the term of any such new lease agreement entered into during the initial ten-year period commencing on January 1, 2006 will be for up to 10 years from the date such new leased property is open for business to the public, and (ii) the aggregate properties that BSRE leases to the Company may not exceed 60,000 square meters. Additional properties added may not be included in the leased properties reduced in the manner described in the preceding paragraph.

—	The Company may terminate the lease of some of the leased properties prior to the end of the lease term by giving 12 months’ prior notice; however, such termination is limited to a number of leased properties which have an aggregate area of no more than 5% of the total area of the properties that were leased as of January 1, 2006.

—	BSRE may shorten or temporarily stop (suspend) the lease of three properties identified in the agreement to the extent required to develop or build on the land where such properties are located by giving 12 months’ prior notice and subject to obtaining a building permit for such development or building at the time the Company must vacate the premises.

—	BSRE may shorten or temporarily stop (suspend) the lease of any seven additional properties (five during the lease term and two during the extension term) to the extent required to develop or build on the land where such properties are located by giving 12 months’ prior notice and subject to obtaining a building permit for such development or building at the time the Company must vacate the premises and on the condition that BSRE must bear the costs of vacating the premises and provide a substitute store at the location with similar characteristics at its own expense within 24 months of the Company vacating the premises.

Agreements with Respect to Properties Operated by BSIP and Hyper Hyper.

        On June 23, 2006, the Company entered into a lease agreement with BSIP pursuant to the lease agreement provisions of the general services framework and expenses allotment agreement which the Company entered with BSIP and Hyper Hyper on October 11, 2005 (the “Lease Agreement”). The Company assigned to BSRE all of its rights and obligations under the Lease Agreement. The underlying properties (23 supermarket stores) were also transferred by the Company to BSRE, as described above.

        The Lease Agreement provided that the annual rent for property used for stores is to be equal to the higher of 2% of the annual turnover of that store or 9% of the amount invested in that store (as calculated in accordance with the agreement), which amount is linked to changes in Israel’s consumer price index from the date of such investment. The annual rent for property not used for stores is 9% of the amount invested by the Company which amount is linked to changes in Israel’s consumer price index from the date of such investment. The term is for up to ten (10) years from September 1, 2005, and rent payments are charged on an annual basis.

        Under the Lease Agreement, new lease agreements by BSIP and Hyper Hyper are to be entered into on the basis of the terms set forth above, provided that (i) the audit committee and the board of directors of both parties will approve each new lease agreement, (ii) the term of any such new lease agreement entered into within the ten year period commencing on September 1, 2005 will be for a period of up to 10 years from the date such new lease agreement is executed for a particular property, and (iii) the aggregate properties that BSRE leases to BSIP and/or Hyper Hyper may not exceed 80,000 square meters.

        The forgoing lease agreements are “net lease” that is, the lessee pays all applicable payments and charges for the possession of the leased property and the usage during the lease period.

        In addition, the Company and BSRE entered into the following additional agreements: (i) a service agreement according to which the Company will provide certain services to BSRE; (ii) agreement with respect to the allocation of various insurance expenses; (iii) agreement with respect to transfer of employees from the Company to BSRE; and (iv) agreement with respect to deposit of cash balances. For more information about the agreements between the Company and BSRE, see “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions”.

        Tax Authority Approval

        On May 4, 2006, the Israeli Tax Authority approved our application for a ruling stating that the transfer of properties to BSRE would receive favorable tax treatment under the provisions of Sections 104A and 105A(2) to the Income Tax Ordinance, subject to certain conditions. In particular, the Israeli Tax Authority ruled that, assuming compliance with all conditions in the approval and the related provisions of the Israeli Income Tax Ordinance, there would be no capital gains or betterment tax, sales tax or, if applicable, stamp tax in connection with the transfer of the properties to BSRE (and BSRE is to be charged a reduced 0.5% of the asset value for purchase tax). The Israeli Tax Authority agreed with BSRE that the value of the transferred assets for purchase tax purposes (in the rate of 0.5%) is approximately NIS 1.3 billion.

        The tax approval did not constitute an approval of the principles of allocation of obligations with respect to the transfer of properties to BSRE between the Company and BSRE prior to December 31, 2005. This allocation may be subject to review by the Israeli Tax Authorities and result in an adjustment. If an adjustment is required by the Israeli Tax Authorities, the Company and BSRE have agreed if additional obligations are imposed on BSRE, an indemnification arrangement will be implemented providing that the balance of the equity capital derived to BSRE from the Split Agreement will not be change.

        A breach of the conditions set forth in the Israeli Tax Authority’s approval and the related provisions of the Israeli Income Tax Ordinance may result in the Company being charged with capital gains or betterment tax and sales tax, and BSRE being charged for the full rate (5%) of purchase tax (and stamp tax, if applicable). Conditions of the Israeli Tax Authority ruling included the following:

—	Until December 31, 2007, incurred losses (if any) up to the amount of finance expenses in connection with loans attributed to the transferred real estate and up to the amount of lease expenses of the Company and/or BSRE may not be deducted for tax purposes. Thereafter, no such restriction applies.

—	Until December 31, 2007, the Company and BSRE may not transfer one to the other assets, cash or any other activity except in the ordinary course of business. In addition, until December 31, 2010, the Company and BSRE may not grant and/or receive loans to each other except in the ordinary course of business.

—	The lease payments charged by BSRE for leasing the transferred properties to the Company or to any related party of the Company, and the management fees charged by the Company to BSRE, will each be at market value as would have been obtained in arm’s length transactions between non-related parties.

—	In accordance with Section 104A of the Israeli Tax Ordinance and in connection with the Transfer Agreement, the Company is required to hold at least 90% of each kind of right in BSRE until at least December 31, 2007. Notwithstanding the foregoing, in the following circumstances prior to December 31, 2007, the Company may hold less than 90% of each kind of right in BSRE, but in any event not less than 51%: (i) public offer pursuant to a prospectus, (ii) private placement of no more than 25% of the share capital before the placement and (iii) sale of no more than 10% of the ownership rights in BSRE.

—	In accordance with Section 105A(2) of the Israeli Tax Ordinance and in connection with the Split Agreement, the Company is required to hold all of its rights in BSRE for two years. Notwithstanding the foregoing, the following circumstances will not be deemed a change in rights provided that until December 31, 2007, the Company may not hold less than 50% of the rights in BSRE: (i) public offer pursuant to a prospectus, (ii) private placement of shares and (iii) sale of no more than 10% of the rights in BSRE.

—	In accordance with the Israeli Tax Ordinance, BSRE is required to hold the transferred assets under the Transfer Agreement until December 31, 2007.

—	In accordance with the Israeli Tax Ordinance, until December 31, 2007, the Company is prohibited from selling most of the remaining assets of the Company (i.e., which were not transferred under the Split Agreement), and BSRE is prohibited from selling most of the assets transferred to BSRE under the Split Agreement, and in each case during such period such assets will be used for acceptable uses in light of the circumstances.

        A breach of a condition under the Israeli Tax Ordinance and/or under the tax approval with respect to one of the transferred properties under the Transfer Agreement will be deemed only a breach of the transfer of such property and not a breach of the entire restructuring under the Transfer Agreement. Therefore, in such case, applicable full tax charges will only be applicable to such property.

        In accordance with the Israeli Tax Ordinance, the construction of buildings on unimproved land transferred to BSRE must be completed within four years of transfer. To the extent this construction is not be completed within this four year period, the Company and BSRE may approach the Tax Authority for their determination as to whether such delay constituted a default for purposes of the tax benefits.

        For more information about our real estate, please see “- D. Property, Plant and Equipment” below.

Competition

        The Israeli food retailing industry is highly competitive and is characterized by high turnover and narrow operating margins. We compete with the other major supermarket chain, Super Sol, low-priced private supermarket chains and low-price supermarkets, independent grocers, open-air markets, and other retailers selling supermarket goods. Competitive pressures increase as the supermarket sector in Israel approaches higher saturation levels and will continue to increase in the event that our competitors expand their operations or new companies enter the market with hard discount formats.

        Based on A.C. Nielsen, we estimate that our market share of the bar-coded market in Israel in 2006 was approximately 25%, Super Sol’s market share of the bar-coded market in Israel in 2006 was approximately 37.7%, and the private supermarkets’ market share of the bar-coded market in Israel in 2006 was approximately 24.5%.

        In recent years, we and our competitors have established or expanded low-price and hard discount store formats. In addition, private supermarkets during 2006 increased their market share and expanded their presence in selected areas in Israel, often geographically beyond their original locations. The low barriers of entry, including the relatively low cost of establishing a new private supermarket, have contributed to the increase in number and expansion of private supermarkets in recent years. These private supermarkets have been able to capture a significant part of the sales from the major chains in their areas by using lower cost non-unionized labor and having lower operating costs and, in some cases, by operating on Saturdays and offering non-Kosher food. Large supermarket chains in Israel, including us, are kosher and therefore do not offer non-kosher food or operate on Saturdays.

        Super Sol, the other major supermarket chain, has taken numerous initiatives in the last few years to improve its competitive position. During 2005, Super Sol merged with ClubMarket following the bankruptcy proceedings of ClubMarket, the then third major supermarket chain. As a result of such merger, we now face a major competitor, with a broader national presence, especially in the northern part of Israel where many of ClubMarket stores were located. Many of Super Sol’s stores are characterized by every day sale of products at low prices. During 2006, in addition to expanding one of its hard-discount store formats, Super Sol completed the consolidation of its store formats, re-branded its store formats to compete directly with our store formats (including a new format for the ultra-orthodox population), launched a Super Sol credit card in a joint venture with Leumi-Card Ltd. and Paz Oil Company Ltd., and began selling its own line of private label products. These initiatives by Super Sol, together with the expansion of private supermarkets in recent years, have contributed to the intensified competition we experienced in 2006, particularly at our larger stores.

        On November 29, 2005, the Commissioner of the Israeli Antitrust Authority granted an exemption from the obligation to receive approval for a restrictive arrangement with respect to certain arrangements between the Fourth Chain Company Ltd. (“the Fourth Chain”) and certain small private supermarkets chains. This exemption was granted subject to certain conditions and for initial period of two years. The Fourth Chain combines a number of small private supermarkets chains (the “Members”) which operate on local geographic level and its purpose is to develop a private label and to jointly negotiate with suppliers. Pursuant to the exempted arrangement, the Fourth Chain was expected to perform the following actions for its Members: to develop and market a private label which shall be marketed exclusively in the Member stores; to purchase for the Members complementary services and products; to negotiate with suppliers from abroad for the import of products for the Members and, in a later stage, to negotiate prices and commercial conditions with suppliers; to operate a central joint warehouse; and to sell products to retails other than its Members. The aforesaid arrangement, and possible similar combinations of other private supermarkets, may generate some of the efficiencies of a major national-spread chain and therefore enable them to compete more efficiently with the major chains. In 2006, the Fourth Chain Company started to market a private label brand.

        In the sale of cosmetic, toiletries and hygiene products, we compete against establishments that sell such products, including the drug store chains SuperPharm and NewPharm.

        In addition, due to our sale of other “Near-Food” and “Non-Food” products, we compete against retail chains and stores outside the food industry, such as Toys “R” Us, Office Depot, do-it-yourself chains such as Home Center and ACE (a franchisee of Ace Hardware), household stores and others.

Our Operations

        Our supermarket operations are conducted under the Mega, Super Center and Shefa Shuk store formats, which are among the most well-recognized retail names in Israel.

        Our supermarkets offer a wide selection of supermarket goods. The mix of products of each supermarket format varies to address the preferences of its target customers. Many of our supermarkets offer specialty departments such as full service bakeries, delicatessens, fresh meat and prepared food departments; certain supermarkets also contain franchise operations, which sell a variety of goods. Fifteen of our supermarkets also include drugstores, which sell medications, prescription medicines, cosmetics, perfume and personal hygiene items. In addition, we offer a range of “Non-Food” and “Near-Food” items and operate several toy and housewares departments within most of our large stores. In addition, we sell over the counter pharmaceutical medical products.

        A portion of our stores operations is owned directly by the Company, and the other portion is owned by Blue Square’s subsidiary, BSIP and its subsidiaries. The stores which are owned directly by the Company generally are less than 1,500 square meters, and the stores which are owned by BSIP and its subsidiaries generally are more than 1,500 square meters. The Company leases the real estate underlying the stores that it directly operates from BSRE, BSIP and third parties.

        The following table provides certain information regarding the Blue Square stores and the BSIP stores as of December 31, 2006:

	Blue Square Israel		BSIP		Total
Retail Format	Number of Stores	Store Space (square meters)	Number of Stores	Store Space (square meters)	Number of Stores	Store Space (square meters)

Mega (1)	1	7,200	38	153,300	39	160,500

Super Center (2)	85	79,200	10	17,000	95	96,200

Shefa Shuk (3)	24	29,300	17	37,300	41	66,600

Total	110	115,700	65	207,600	175	323,300

(1) Large stores (average size of approximately 4,100 square meters), primarily located outside residential areas, offering a wide selection of food items and other departments.

(2) Medium and small size stores primarily located in city centers and local neighborhoods offering a more limited selection of food and household items.

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

        We purchase products for our supermarkets from more than 1,100 suppliers, including manufacturers, importers and distributors. Approximately 81.2% of our grocery items and 90.6% of our meat and fish are delivered directly by suppliers to some of our stores. For certain other items, including 79% (in 2006) of fruits and vegetables, we provide distribution to our supermarkets through our distribution center. For the year ended December 31, 2006, approximately 23% of our purchases were of products distributed from the distribution center.

        We actively seek to diversify our suppliers. However, we purchase most of our dairy, fresh produce and poultry products from Tnuva, an Israeli food cooperative, which holds a leading position in the domestic dairy and poultry markets. In 2006 Tnuva’s products accounted for approximately 13% of all the products sold at our supermarkets. In addition, the Strauss group, an Israeli food manufacturer, accounted for approximately 9.5% of all products sold at our supermarkets in 2006, and the Osem group accounted for approximately 6.6% of all products sold at our supermarkets in 2006. Because of our status as a leading food retailer in Israel and the fact that we maintain an excellent and long-standing relationship with Tnuva, Strauss group and Osem, we do not believe that there is a material risk of future stoppage of supply of products of these key suppliers. However, we do not have a written contract with Tnuva, Strauss group or Osem obligating them to supply products to us. In addition, in recent years, there has been a process of consolidation among our suppliers. As a result, our largest suppliers now account for a larger percentage of our product purchasers. The ten largest suppliers for our supermarkets accounted for approximately 51.2% of our product purchases in 2006. We have not experienced any material problems in obtaining products of the quantity and type required.

Marketing

        We endeavor to create an awareness of our supermarkets as offering a combination of broad selection, high-quality service and competitive prices. Our primary advertising outlets, in addition to point-of-sale marketing, are television, newspapers, radio, internet, billboards and direct mail. Store promotions are conducted, from time to time, in all our supermarkets, in specific chains or in individual stores. These promotions include our new Loyalty Plan – “YOU”, Mega club, Buy & Bonus incentive program, price reductions, gifts, coupons or deferred payment terms.

        In 2005, together with Dor Alon Energy In Israel (1988) Ltd., we established our new Loyalty Plan – YOU, which was launched in the second half of 2006 and offers to our customers a new Diners Club Israel credit card bearing the name “YOU”.

        The goal of the Loyalty Plan is to promote customer loyalty to the Company and Dor Alon by, among other things, granting exclusive benefits to the Loyalty Plan members, including establishing a cash-based reward mechanism, and providing discounts and benefits at other businesses that would join the Loyalty Plan. In addition, through the Loyalty Plan the Company may provide other services such of personal finance, insurance products and tourisms packages. We also continue to operate “Buy & Bonus” and “Mega” which are frequent-buyer incentive programs, and which are designed to increase consumer traffic and encourage customers to patronize our stores and to allow our customers to earn free gifts by earning points. These customer clubs grant a variety of discounts and benefits to participants. The benefits are published each month in a “Buy & Bonus” magazine which is distributed in our stores and in the general media.

        We have joint advertising and sales initiatives together with some of our suppliers. The stores accept cash, checks, credit cards, gift certificates and prepaid electronic cards.

        During the High Holiday and Passover seasons, we run gift certificates programs, under which we issue and sell gift certificates and prepaid cards to institutions, companies and individuals. The gift certificates and the prepaid cards can be used in our stores as well as other stores with which we entered into collaboration agreements. We also participate in tenders in connection with the sale of our gift certificates and prepaid cards. From time to time, we also operate joint marketing promotions with other entities.

        In addition, we operate the Blue Center website which allows customers to place orders via the Internet 24 hours a day and to have the products in our stores delivered to our customers’ homes from a nearby store within a few hours. Likewise, customers may order products by phone (through a calling center) or by fax. We endeavor to keep the website up to date with the same discounts that are available at our Super Center stores. The service is provided (through 15 centers located at Mega stores), in most of Israel.

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

        The Israeli government is authorized to control the retail and wholesale prices of goods and services offered in Israel. At present, a few of the products we offer in our stores, including bread, flour, eggs, milk and margarine are subject to government-imposed price controls. In 2006, a new requirement was imposed requiring bread suppliers to sell certain “standard” bread to retailers, such as the Company, at certain fixed prices. As a result of this fixed wholesale price arrangement, together with the maximum retail price that we are permitted to charge our consumers for these “standard” breads, our profit margin for these breads has effectively been narrowed. Any imposition of more extensive price controls in the future than those that currently exist may have a material adverse effect on our operating results. See “Item 3. Key Information – Risk Factors – D. Government-imposed price controls may have a material adverse to effect on our operating results” for more information.

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

        Blue Square is no longer a participant in the activities of a recycling corporation whose purpose is to set up and operate a mechanism to implement the provisions of the law. We have commenced a lawsuit against the recycling corporation for the reimbursement of expenses that the recycling corporation was obligated to reimburse Blue Square under the agreement between the founders of the recycling corporation and the recycling corporation. We have incurred expenses to allocate storage space for the empty containers and dedicate special cashiers for returning the deposits. We have also incurred expenses for additional personnel and equipment, including equipment in some of our stores that enable consumers to automatically receive their deposits while bringing back the empty containers without the need for store personnel. For information regarding a claim under this law, See “Item 8. Financial information – A. Consolidated Statements and Other Financial Information – Legal Proceedings”.

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

        Interchange Commission Rates

        As a condition to its acceptance of certain of the trade practices of the Israeli credit card companies regarding the interchange commission (amount paid by one credit card company to another for clearing the charges made by customers of the paying credit card company), the Israeli Antitrust Authority has demanded that Israeli credit card companies narrow the interchange commission rates charged in respect of different retailers. As a result, the commission that credit card companies charge us was increased substantially, and a standard commission rate to all food establishments was set. In 2006, following a decision by the Restrictive Trade Practices Court affirming the position of the Antitrust Authority regarding the methodology for calculating the interchange commission rates, the credit card companies and the Commissioner of the Antitrust Authority reached a long-term arrangement providing for, among other things, the gradual reduction in the interchange commissions as well as the gradual reduction in the number of interchange commissions categories for businesses from four to just two. This agreement was submitted for the approval of the Restrictive Trade Practices Court. To the Company’s knowledge, some of the credit card companies have filed an appeal with the Israeli Supreme Court challenging the decision of Restrictive Trade Practices Court referred to above.

        Arrangements between Major Supermarkets Chains and Large Suppliers

        From April 2000 to May 2003, the Israeli Antitrust Authority conducted an investigation into alleged restrictive trade arrangements between major supermarkets chains in Israel and large suppliers. During the investigation, an inquiry was conducted in our offices and our former CEO and other senior officers were questioned.

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

        On January 5, 2005, the Commissioner of the Israeli Antitrust Authority issued his final position regarding “commercial restrictive practices between the dominant food suppliers and the major supermarket retail chains”. According to the Commissioner’s final position, some of these practices were found to be restrictive trade agreements under the antitrust laws. The Commissioner prohibited these practices unless approved by the Restrictive Trade Practices Court or exempted by the Commissioner himself. The Commissioner announced the following operational measures to enforce the law:

—	The legal department of the Israeli Antitrust Authority is to take appropriate legal proceedings against any party to a clear violation of the law exposed during the investigation and, if necessary, take prospective legal measures, such as injunctions and issuing directives to monopolists.

—	Demand from the relevant supermarket retail chains and food suppliers to provide all existing agreements and arrangements with regard to year 2004 in order to ensure that the illegal practices have ceased and that the recommendations of the Commissioner have been implemented.

—	To review the practices and customs between the dominant suppliers and other supermarkets (i.e., which are not among the major supermarket retail chains) in order to confirm the legality of these arrangements under the antitrust laws.

The main directions in the final position document were the following:

—	Arrangements by which suppliers influence the setting of the number, identity or the extent of competing suppliers’ presence at such retail chain are proscribed restrictive arrangements according to the Commissioner.

—	Acquisition of retail display area by suppliers is not illegal per se’, but rather depends on the circumstances.

—	Category management by a dominant supplier must be subject to the review of the antitrust authorities. Category management by a retail chain with a supplier constitutes a restrictive arrangement, but is not completely proscribed and will be reviewed by the antitrust authorities on a case-by-case basis.

—	The use of suppliers’ representatives to physically arrange the shelves in the chains’ stores constitutes a restrictive arrangement.

—	Discounts and rebates in exchange for meeting sales targets. The Commissioner’s position is that the benefits granted to retailers by suppliers for attaining suppliers’ sales targets may reduce or prevent competition and therefore proscribed. The Commissioner stated that such system constitutes a type of “target discount”or “loyalty discount”, as opposed to legitimate “volume discount”. However, the Commissioner noted that under certain circumstances no enforcement will be executed for such arrangements.

—	The Commissioner considered to be a restrictive trade arrangement those arrangements between a large retail chain and a dominant supplier where the supplier is guaranteed that its market share in various product categories will remain above a certain percentage.

—	The Commissioner deemed prohibited agreements between a supplier giving a discount and retail chain under which either (i) the retail chain agreed not to permit a competing supplier to hold a sale at the same time on a competing product or (ii) the supplier agrees not to offer a similar sale to a competing retailer. However, the Commissioner added that giving a reasonable preference in display areas to one supplier while its products and the products of its competitors are both on sale may be justified under some circumstances.

—	The Commissioner deemed agreements between a supplier and a retail chain relating to the price to be charged to consumers for the supplier’s products to be proscribed restrictive arrangements.

—	The Commissioner’s position is that it is prohibited for a retail chain, when a competing chain in close geographical proximity is selling a product at a lower price, to lower the price of its own comparable product and charge the supplier for the difference.

—	The Commissioner permitted the exchange of information between the supermarket chains and their suppliers so long as it is done on a transparent and equal basis.

—	The Commissioner declined to intervene with the retail chain’s practices relating to their private label, as was requested by the suppliers.

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

        In August 2006, the Restrictive Trade Practices Court approved a consent decree reached between the Commissioner and certain food suppliers. The consent decree is directed at the food suppliers listed therein and stipulates various prohibitions, conditions and restrictions that apply to these suppliers with regard to certain practices. The consent decree addresses the following arrangements:

—	Reduction in the number of suppliers. Suppliers are prohibited from being a party to an arrangement by which they influence the setting of the number or identity of competing suppliers’ presence at retail chains. Decisions regarding the number and identity of suppliers and their products quantity, kind or location on the shelf space are to be made by the retail chain without interference by suppliers.

—	Acquisition of shelf and off-shelf display space. A dominant supplier is prohibited to be a part of: (i) an arrangement granting an allocation exceeding half of the overall display area designated for the product category in which he has dominance; (ii) an arrangement which its purpose or effect is granting exclusivity to one or more of the supplier’s products in an off-shelf display in which it has dominance (nevertheless, exclusive arrangement for off-shelf display for a limited discount period will not constitute a basis for enforcement measures under certain circumstances). In addition, arrangements with suppliers (as opposed to dominant suppliers) regarding allocation of shelf area or off-shelf display, if not prohibited according to the decree, may not exceed a period of one year (the retail chain and the supplier may enter a new arrangement at the end of the one year term, provided the period of such new arrangement does not exceed one year and is in accordance with the provisions of the decree).

—	Category management: Unless prior approval of the antitrust authorities is obtained, a dominant supplier is prohibited to be party to an arrangement whose purpose or effect is the supplier involvement (including as advisor) in the process of category management (nevertheless, a retail chain may consult with a supplier regarding innovations in this area).

—	Whereas in final position document, the Commissioner determined that the use of suppliers’ representatives to physically arrange the shelves in the chains’stores constitutes a restrictive arrangement, the suppliers disagree with this position, and the Commissioner agreed not to take enforcement measures with regard to such arrangements for 30 months, so long as such arrangements satisfy certain conditions. As of the date of this Annual Report, the Company has begun the necessary preparations to arrange on its own the shelves in its stores.

—	Discounts and rebates in exchange for meeting sales targets. A dominant supplier may not be party to an agreement whose objective or effectis the grant benefits to the retail chain in connection to meeting sales targets of the products in which the supplier has dominance, unless the benefit is given only as a discount to the purchase of units sold in excess of the supplier’s sales basis in the chain and is restricted to these units alone. The prices of units sold in excess of the sales goals shall not be lower than the production costs of these units. In addition, a dominant supplier is prohibited from sanctioning a retail chain for failure to meet monopolistic sales targets regarding products for which the supplier posseses monopolistic power.

—	Setting market share. A supplier is prohibited from being a party to an arrangement whose purpose or effect is to determine the supplier’s market share (or restricting the market share of competing suppliers) in the chain’s sales.

—	Exclusivity in sales: A supplier is prohibited from entering into the following arrangements with retail chains without the prior approval of the antitrust authorities: (i) an arrangement whose purpose or effect is to restrict the ability of competing suppliers to respond to sales conducted by such supplier by way of lowering their prices and (ii) an arrangement whose purpose or effect is to restrict the ability of competing chains to respond to sales conducted by another chain, including by way of commitment of the supplier not to offer a similar sale to competing chains.

—	Price dictation by supplier. A supplier is prohibited from setting the consumer price of its products sold in the chain and from intervening in chain decisions regarding the setting of the consumer price of its products or of its competitors’ products. Nevertheless, a supplier may recommend the resale consumer price of its products to the chain, provided that the supplier takes no action to enforce such recommendation.

        The consent decree clarifies that nothing in the provisions contained therein prevents the chain from allocating shelf space at its own independent discretion, even if such allocation exceeds half the available shelf space, so long as there is no involvement or interference from the supplier and so long as there is no prior coordination or understanding with said supplier.

        The Company is not a party to the consent decree; however, it could nevertheless have an effect on the practices of the Company’s suppliers and indirectly on the Company.

        Consumer Protection Laws

        We are obligated to label prices on our products on the basis of two main laws: The Consumer Protection Law, 1981, and the Commodities and Services (Control) Law, 1957. Contravention of these laws constitutes a criminal offense. Under proposed regulations, we will be obligated to indicate on the shelf the price per measurement unit with respect to various products. Such proposed regulations, if enacted, would impose on us additional costs and could increase the risk for discrepancies between the prices that appear on the products, the prices that appear on the shelf and the prices charged by the cash register. In 2006, we were indicted in connection with discrepancies between the prices appearing on products, and the prices charged by the cash register at the point of sale. These discrepancies are the result of human error by personnel responsible for labeling our products and other circumstances beyond the Company’s control. We are making our best efforts to minimize these errors, including directing store management to charge the lower price in situations where a discrepancy is found between the price on a product and the price appearing at the cash register. We do not believe that such indictment will have a material adverse effect on our business.

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

        In addition, under the Consumer Protection Law, we are obligated to post our merchandise return policy in our stores. The law and regulations promulgated thereunder impose various requirements regarding the location, details, size and shape of the notice of such policy. Under a recently proposed consumer protection regulation, a seller would be obligated to refund the payment received from a consumer in the event the consumer cancels the transaction within 21 days from the purchase date so long as the goods are returned unused and without defects. This proposed regulation would apply under various conditions to various Non-Food and Near-Food products, but would not apply to food products.

        In February 2006, new regulations were promulgated under the Consumer Protection Law, which regulate the warranty and post-sale services of certain electrical appliances. Under the regulations, sellers of new electrical appliances to the end user consumer are required to assume the responsibilities of the manufacturer(s) of the appliances in the event such manufacturer cannot be located. Such responsibilities include repairing any defect in the appliance (or, if necessary, exchange for non-defective appliance) during the warranty period, which repairs must be made within a certain period of time for certain appliances and, upon consumer request, supply of spare parts during the warranty period (and for certain appliances also one year thereafter). In addition, sellers must deliver to consumers a manufacturer warranty certificate with the delivery of the products. The regulations became effective as of September 2006.

        Following the collapse of the Clubmarket chain, a private bill (proposed legislation) was submitted to the Knesset according to which a seller (as defined under the Consumer Protection Law) may not sell gift certificates in excess of NIS 100,000 (approximately $23,500) unless such seller deposits with the Director of Consumer Protection a guaranty in total value of the gift certificates, for the assurance of the gift certificate redemption.

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

        Under a recent proposed amendment to the Consumer Protection Law, 1981, a remedy of exemplary (punitive) damages may be provided to plaintiffs for specific violations of the law under certain circumstances. By virtue of the proposed amendment, the court may grant an amount of no more than of NIS 10,000 (approximately $2,350) in punitive damages and an amount exceeding NIS 10,000 but no more than NIS 100,000 (approximately $23,500) if the court finds that the violation is a “repeat” or “continuing” violation. As of the date of this Annual Report, we cannot assess the effect of this proposed amendment.

        Recently, a private bill (proposed legislation), “Paper Bag Package Obligation “, was submitted to the Knesset pursuant to which a “food retail chain” will be required to provide its consumers, free of charge, paper bags to package the products acquired at the retail chain. The retail food chains would be forbidden from possessing any other kind of bags for packaging purposes and from providing consumers with any other bag for any use. Breach of this law would constitute a criminal offense penalized by fine. We currently use and provide to our consumers, free of charge, plastic (nylon) packing bags.

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

        Under the Pharmacists Regulation (Sale of Preparation without Prescription not in Pharmacy or by Pharmacist), over-the-counter pharmaceutical medical products (“OTC drugs”) may be sold by individuals other than pharmacists and in places other than drugstores. We are subject to certain obligations and requirements regarding the sale of OTC drugs in our stores, among them: appointment of a supervisor in each store that sells OTC drugs, maximum selling quotas to individual consumers and requirements relating to the size, composition, sanitation, temperature and safety of the stores selling OTC drugs.

        New Proposed Business License Regulation

        By virtue of The Businesses License Law, 1968, and the regulations promulgated thereunder, and as a condition of the receipt of permits, we are required to comply with various safety, security, health, environment and other requirements. Under the proposed new Businesses License Regulation (Proper Sanitation Conditions to Grocery), some existing requirements will be tightened and new requirements will be imposed on the operation of our stores. The new regulation would contain new or more stringent requirements relating to the following: requirements as to the building of our stores, designation of separated space to some specialty departments, drainage system requirements, sanitation, ventilation, lighting, temperature, water, sewage, waste handling, food storage, signage, food transportation and maintenance requirements, cooling device requirements and display and quality requirements. This proposed new Business License Regulation, would require us to make additional investments in our stores if it were to become effective.

        Gasoline Stations

        We are also subject to numerous laws and regulations relating to, among other things, environment protection, licensing and permits proceedings, standardization requirements and other requirements in connection with the construction, establishment and operation of gasoline stations on our properties described below in “Item 4. Information on the Company – D. Property, Plants and Equipment.” As part of a pilot program to examine the feasibility of establishing and operating gasoline stations on properties adjacent to our stores, in 2006, we began operating our first gasoline station on one of our properties. We have applied for a business license for the operation of this gasoline station, but the business license has not yet been granted.

Related Businesses

        Hamachsan Hamerkazi Kfar Hasha’ashuim Ltd. (Central Warehouse/Toy Village)

        As part of our strategy to increase our market share of “Non-Food” and “Near-Food” products and to offer a wider selection of these products to consumers in our stores, in May 2005, we acquired 50% of the holdings of “Hamachsan Hamerkazi Kfar Hasha’ashuim Ltd. (Central Warehouse/Toy Village)” and in April 2007, we increased to 60% our holdings in Central Warehouse/Toy Village.

        Central Warehouse/Toy Village is Israel’s largest franchiser of “All for a Dollar”, toy and houseware stores, with 183 stores owned and operated by franchisees. The chain operates under four different brand names: (i) “All for a Dollar”; (ii) “Kfar Hasha’ashuim” (Toy Village), which sells toys; (iii) “Sheshet”, which sells housewares and small electrical appliances, and (iv) “Rav-Kat”, which sells baby and young children accessories. In addition to these stores, we have established toy and houseware departments within most of our large stores.

        In April 22, 2007, Central Warehouse/Toy Village acquired approximately 86% of the share capital of Vardinon Textile Ltd. (“Vardinon”) a company traded on the Tel Aviv Stock Exchange for a total consideration of approximately NIS 37 million. Vardinon imports, designs and distributes home textile products and accompanying accessories, such as linen, towels and bathrobes under the brand name “Vardinon” and other products such as blankets, bed covers, curtains, pillows, other houseware products, candles and spa products. The products are distributed by Vardinon’s chain of 29 stores and through other channels.

        Diners Israel

        In connection with the establishment of our new joint Loyalty Plan with Dor Alon Energy In Israel (1988) Ltd. (“Dor Alon”), on November 29, 2005, we and Dor Alon purchased 49% of the shares of capital stock of Diners Club Israel Ltd. (“Diners Israel”) (36.75% to Blue Square and 12.25% to Dor Alon) from Credit Cards for Israel Ltd. (“CAL”). Diners Israel, a credit card company in Israel and a licensee of Diners Club International, is a subsidiary of CAL which itself is a subsidiary of Israel Discount Bank Ltd.

        Under the agreement with CAL, we and Dor Alon are entitled to share with CAL the net income of Diners Israel in connection with the activities of the credit cards bearing the “YOU” name based on our respective ownership interests in Diners Israel. The percentage of the net income of Diners Israel in connection with credit cards activities outside the Loyalty Plan is to be allocated to us and to Dor Alon in accordance with various ratios determined based on the number of “activated” credit cards (as defined in the agreement) issued to members of the Loyalty Plan from time to time, so long as certain target numbers of such issued credit cards are met. See “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions” for more information on the agreement with CAL and Diners Israel.

C.	Organizational Structure

        We operate all of the supermarkets, including 110 of the supermarkets that are directly owned by Blue Square, and the remaining supermarkets which are owned by BSIP’s subsidiaries. Stores owned by BSIP’s subsidiaries generated approximately 64% of our supermarket sales during 2006. The Company leases the real estate underlying the stores that it directly operates from BSRE, BSIP and third parties.

        BSRE, BSIP and each of BSIP subsidiaries has its own board of directors. We appoint all or a majority of the board of directors of each of these companies and typically our appointee serves as the chairman of the board of directors of each company. Although we appoint all or most of the board of directors of each company, each company’s board of directors has independent fiduciary obligations to all of its shareholders and to the company itself. Blue Square is obligated to deal with its partially owned subsidiaries at “arm’s-length.” Moreover, in the case of BSIP and BSRE, which are publicly traded on the Tel Aviv Stock Exchange, the board of directors must include at least two external directors appointed under Israeli law. These external directors must satisfy all the requirements of external directors under the Israeli Companies Law, 1999, referred to as the Israeli Companies Law.

        Blue Square owned approximately 80% of the outstanding shares of BSIP as of December 31, 2006. The balance of BSIP’s outstanding shares are publicly held and traded on the Tel Aviv Stock Exchange. BSIP, in turn, owns all of the outstanding shares of Hyper Hyper, which, as indicated in the table set forth below, is the owner of our interests in a number of its other subsidiaries and affiliates. Blue Square receives fees from its subsidiaries, including BSIP and Hyper Hyper, as payment for the management and consulting services it provides to them for purchasing, marketing, finance, store development, budgets and control, accounting and financial reporting, taxation, law, internal auditing and data processing services.

        Blue Square owned approximately 80% of the outstanding shares of BSRE as of December 31, 2006. The balance of BSRE’s outstanding shares are publicly held and traded on the Tel Aviv Stock Exchange. Blue Square receives fees from BSRE as payment for the management services it provides to it for Chairman of the board of directors services, financial and accounting management services (including bookkeeping), computer management and maintenance service, legal consulting and corporate secretary services, office space and related office services, and internal audit services.

        See “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions” for a description of the agreements relating to the fees Blue Square receives from its subsidiaries. For information concerning the flow of funds between Blue Square and its direct and indirect subsidiaries, see also “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

        The shares of BSIP are currently included on the Tel Aviv Stock Exchange 100 Index (Tel Aviv 100 (TA100) Index), which generally represents the 100 shares traded on the Tel Aviv Stock Exchange (“TASE”) with the largest market value (subject to a minimum volume requirement).  Proposed new TASE rules would require that the public hold at least 25% of any shares listed on the TASE 100. As of May 31, 2007, Blue Square held 80% of the outstanding shares of BSIP. In the event the proposed TASE rules are adopted and Blue Square’s holdings in BSIP remain the same, then BSIP shares will be removed from the TASE 100.

        Set forth below is a list of our significant holdings as of May 31, 2007. The companies marked with an asterisk (*) are not consolidated in our financial statements.

Company(1)	Operations	% Ownership Held by Blue Square

The Blue Square Chain Investments & Properties Ltd.	Real estate and supermarkets	80	%(2)
The Blue Square Chain (Hyper Hyper) Ltd.	Supermarkets	80	%(3)
Blue Square Real Estate Ltd.+	Real estate	80	%(4)
Hamachsan Hamerkazi Kfar Hasha'ashuim Ltd(5)	"All for a Dollar", toy and houseware stores	60%
Diners Club Israel Ltd.*	Credit cards	36.75	%(6)
Radio Non Stop Ltd.*	Local radio station	26.4%

(1)	All companies are incorporated under Israeli law.

(2)	The remaining shares of BSIP are held by the public and institutional investors and are traded on the Tel Aviv Stock Exchange.

(3)	BSIP’s wholly owned subsidiary.

(4)	The remaining shares of BSRE are held by the public and institutional investors and traded on the Tel Aviv Stock Exchange.

(5)	Hamachsan Hamerkazi Kfar Hasha’ashuim Ltd. holds approximately 85.8% interest in Vardinon Textile Ltd., a company traded on the Tel Aviv Stock Exchange.

(6)	The remaining shares of Diners Club Israel Ltd are held by Credit Cards for Israel Ltd. (51%), a subsidiary of Israel Discount Bank Ltd., and by Dor Alon Energy In Israel (1988) Ltd. (12.25%) (through a subsidiary). As of the date of this Annual Report, the right of the Company to participate in the income of Diners Club Israel in connection with credit card activities outside the Loyalty Plan is subject to the satisfaction of various conditions. See “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions” for information with respect to our rights as a shareholder of Diners Israel.

(7)	Hyper Hyper holds its interest in this company through a wholly owned subsidiary, which holds a 33% equity interest in Radio Non-Stop Ltd. The remaining interests are held by unaffiliated entities.

+ Including also a 50% interest in a 17,000 square meter shopping mall in Jerusalem owned by BSRE.

D.	Property, Plants and Equipment.

        As of December 31, 2006 we owned or leased (including through our subsidiaries) approximately 323,304 square meters of space. The following table provides certain details regarding the properties that we own and lease.

Properties	Number	Space (sq. meters) (1)

Total Existing Stores
Owned (including long term lease from Israel Land Administration)	93	163,900
Leased under 5 years	19	33,800
Leased between 6-10 years	27	43,550
Leased over 10 years	36	82,100

	175	323,300

Stores in Development
Owned	-	-
Leased between 5-25 years	11	23,400

		23,400

Owned Offices (Rosh Ha'ayin, Givataim)	2	9,500
Owned Warehouses (Rishon Letzion, Kiriat Gat, Kfar Saba)	3	26,000
Leased Warehouses (Barkan)	1	2,500

		38,000

Undeveloped Land (1)		84,000
Leased to Third Party (2)(3)		18,100
Unutilized Properties		22,700

TOTAL		509,500

(1)	The figures in this table do not include building rights.

(2)	Including a 50% interest owned by BSRE in a 17,000 square meter shopping mall in Jerusalem, in which we operate a 5,000 square meter store.

(3)	Including a 50% interest owned indirectly by BSIP in a 7,100 square meter shopping mall in Be’er Sheva.

        In 2007, we opened and plan to open approximately eight to ten additional supermarkets, totaling approximately 18,000 – 25,000 square meters of store space, in localities whose populations are currently under-served by supermarkets or in localities in which we do not have sufficient market presence. Until May 31, 2007, we opened four supermarkets stores. In addition, we plan to continue to remodel some of our supermarkets to give them a more “upscale” orientation, offering improved product selection and increased focus on customer service. Remodeling typically includes the installation of new display fixtures, additional shelf space, specialty departments and checkout counters. Our experience has been that supermarket remodeling, which is conducted in each store every eight to twelve years, usually improves sales per square meter. We currently plan to spend more than NIS 140 million, or $33 million, on the acquisition and development of new supermarkets and the remodeling of our existing supermarkets through the end of 2007.

        As part of a pilot program to examine the feasibility of establishing and operating gasoline stations on properties adjacent to our stores, in 2006, we began operating our first gasoline station on one of our properties. We plan to open and operate additional gasoline stations on our properties as part of this pilot program. We purchase our gasoline from the Alon Group. See “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions”.

        For further information regarding our real estate, including the transfer of the Company’s real estate to BSRE, please see “Item 4. Information on The Company – B. Business Overview – Real Estate.”

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion and analysis should be read together with “Item 3. Key Information – A. Selected Financial Data” and our consolidated financial statements and notes included elsewhere in this Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth in “Item 3. Key Information – D. Risk Factors.”

        General

        The year 2006 saw a continuation of Israel’s improved economic environment, as well as our growth reflected in steadily rising revenues and same store sales. This resulted from an improved economy, intensified marketing and increase in our efficiency.

        We believe that an important factor in the purchase decisions of a large portion of the Israeli public is the price of the products it purchases. At the same time, during the last two years, there has been an increase in sales made by the local neighborhoods and city centers stores (which have less of a focus on discount prices). Such increase may suggest that, for a portion of the consumer market, there has been a change in their buying patterns, i.e., preferring convenience and geographical proximity to the lower prices of supermarket stores. On the other hand, in 2006 we saw intensified competition at our larger stores due to the expansion of private supermarkets in recent years, as described below, as well as due to recent initiatives by Super Sol to improve its competitive position.

        During 2005 we completed the process of streamlining our store brands to just three – Mega, Super Center and Shefa Shuk – in order to increase the effectiveness of our marketing investments and differentiate our store brands. In planning the mix of our stores, we have taken a regional view, with the goal of bringing all three of our store brands within the shopping range of every Israeli consumer. As expected, the conversion of higher-priced stores to lower-margin formats has impacted our gross margins, but we were partially compensated in 2005 and 2006 by increases to our regional sales volumes.

        During 2006, private supermarkets increased their market share and expanded their presence in selected areas in Israel, often geographically beyond their original locations, increasing competition in an already difficult market. The low barriers of entry, including the relatively low cost of establishing a new private supermarket, have contributed to the increase in number and expansion of private supermarkets in recent years. These private supermarkets have been able to capture a significant part of the sales from the major chains in their areas by using lower cost non-unionized labor and having lower operating costs and, in some cases by operating on Saturdays and offering non-kosher food. Large supermarket chains in Israel, including us, are kosher and therefore do not offer non-kosher food or operate on Saturdays. We and other major chains have also responded to consumers’ focus on the price of products by establishing or expanding low-price and hard discount store formats.

        We are increasing the variety of products sold in our stores in three categories: “Fresh Food” items – such as bakery items, delicatessen, pastry, fresh meat and vegetables offered in specialty departments, “Non-Food” items – such as housewares, toys, entertainment and leisure products, small electrical appliances, computers and computers accessories and textile products, and “Near-Food” items – such as health and beauty aids, toiletries, cleaning products, paper goods and baby supplies. We are also looking to also provide a diversified range of insurance, financial and tourism products to our customers to further increase the variety of products we offer to our customers.

        We have increased and plan to continue increasing our investments in our “Fresh Food” specialty departments and the establishment of these departments in additional stores. “Non-Food” and “Near-Food” items generate more revenues per square meter than our food items and increase the portion of our customers’ shopping needs that are addressed in our stores. As part of this strategy, in 2005 we acquired 50% of the holdings of “Hamachsan Hamerkazi Kfar Hasha’ashuim Ltd. (Central Warehouse/Toy Village)", Israel’s largest franchiser of “All for a Dollar”, toy and houseware stores, and in April 2007 we increased to 60% our holdings of Central Warehouse/Toy Village. In April 2007, we acquired, through Central Warehouse/Toy Village, approximately 86% of the holdings of Vardinon Textile Ltd., a company which imports, designs and distributes home textile products and accompanying accessories. In addition, we sell over the counter pharmaceutical medical products to further expand the mix of goods sold in our stores.

        Operating Results.

        The following table sets forth certain statement of income data as a percentage of sales for the periods indicated:

	Year Ended December 31,
	2004	2005	2006
	%	%	%

Sales	100.00	100.00	100.00
Gross profit	26.2	25.9	26.1
Selling, general and administrative expenses	22.4	21.9	21.4
Operating income	3.7	4.0	4.7
Taxes on income	0.8	1.0	1.5
Minority interest in profit of subsidiaries, net	0.3	0.3	0.5
Net income	1.1	1.6	3.3

Year Ended December 31, 2006 compared with year ended December 31, 2005

        Sales. Sales in 2006 were approximately NIS 6,515 million, or $1,542 million, an increase of approximately 12.4% (10.2% excluding sales by Kfar Hashaashuim) compared with sales of approximately NIS 5,797 million in 2005. The growth in sales derived from:

—	Success of the Company’s brand management strategies, including the restructuring of operations into three brands, the identification of the “return to the neighborhood” trend and the strengthening of discount brands. As a result, Same Store Sales increased by 5.3% as compared with 2005;

—	Ongoing expansion, including the opening of seven stores during the year, increasing the Company’s sales area by approximately 11,304 square meters, and renovations carried out throughout the chain;

—	Successful marketing, including pricing policies and attractive special offers;

—	The strengthening of Israel's economy and the reduction in unemployment; and

—	The consolidation of the financial results of Kfar Hashaashuim into the Company’s consolidated financial results for the entire 2006, as compared to consolidation of Kfar Hashaashuim’s financial results into the Company’s consolidated financial results for only the second half of 2005.

        Gross profit. Gross profit in 2006 was approximately NIS 1,702.1 million, or $402.9 million, an increase of 13.6% compared with gross profit of approximately NIS 1,498.8 million in 2005. This increase in gross profit was due to higher revenues, pricing policies and improved supplier contract conditions. As a result the gross margin for 2006 increased to 26.1% from 25.9% in 2005.

        Selling, general and administrative expenses. Selling, general and administrative expenses in 2006 were approximately NIS 1,396.9 million, or $330.6 million, an increase of 10% compared with selling, general and administrative expenses of approximately NIS 1,269.8 million in 2005. This increase reflected:

—	Expenses related to the opening of new stores during the year;

—	An increase in employee wages resulting from, among other things, an increase in the minimum wage; and

—	Expenses related to the launch of the Company’s “YOU” loyalty plan.

        However, this was moderated by a decrease in a variety of other expenses as a result of ongoing increase in our operational efficiency, enabling the Company to decrease its operating expenses as a percentage of revenues to 21.4% of sales from 21.9% in 2005.

        Operating income. Operating income in 2006 was approximately NIS 305.2 million, or $72.2 million, an increase of 33.3% compared with approximately NIS 229 million in 2005, resulting in an operating margin for the year of 4.7% compared to 4.0% in 2005. The increase in operating income reflected the increased gross profit for the period, offset by the moderate increase in selling, general and administrative expenses.

        Financial expenses, net. Financial expenses, net in 2006, declined by 28.8% to approximately NIS 42.4 million, or $10 million, compared with financial expenses of approximately NIS 59.5 million in 2005. This change reflected:

—	The effect of the year’s negative inflation of 0.29% on the CPI index known at the end of the year (hereinafter: “Known” CPI index), which decreased the financial expenses associated with its index-linked loans and debentures, compared with a 2.69% increase in the “Known” CPI index in 2005; and

—	Reduction in average level of debt due to the initial public offering of the BSRE in August 2006.

        Other income, net. Other income, net in 2006 was approximately NIS 78.0 million, or $18.5 million, compared with other income, net of approximately NIS 0.7 million in 2005. The 2006 other income consisted primarily of the following:

—	A capital gain of approximately NIS 49 million recorded in the third quarter as a result of the IPO of BSRE in August 2006;

—	Non-cash income of approximately NIS 23 million recorded following the Company’s review of the carrying value of its assets in compliance with Israeli Accounting Standard No.15 – Impairment of Assets. The Company recorded a reversal of the impairment provisions due to the increase in the value of the Company’s properties and stores in light of the strengthening of the local real estate market, together with the Company’s increased sales and profitability.

—	A capital gain of approximately NIS 6 million recorded in the fourth quarter, reflecting the sale to the public of 0.73% of the shares of BSIP, a transaction undertaken to assure that the shares of BSIP would continue to be included in the Tel Aviv 100 (TA100) Index;

        Taxes on income. Taxes on income in 2006 were NIS 96.7 million, or $22.9 million, compared with approximately NIS 58.5 million in 2005. As a percentage of income before taxes on income, taxes on income decreased to approximately 28.4% in 2006, compared with 35.7% in 2005. The reduction was due to a capital gain arising from the IPO of BSRE, which was not taken into account in computing tax expenses as it is the Company’s policy to hold this investment and not to realize it. In addition, the Company’s nominal tax rate has been reduced in accordance with amendments to the Income Tax Ordinance enacted in July 2004 and August 2005. These amendments provide for a gradual reduction in the rate of corporate tax. For further information, see “Item 5. Operating and Financial Review and Prospects – Corporate Tax Rate” below.

        Minority interest in profit of subsidiaries, net. Minority interest in profit of subsidiaries, net in 2006 was approximately NIS 31.6 million, or $7.5 million, an increase of 100.9% compared with approximately NIS 15.7 million in 2005. This increase in minority interest in profit of subsidiaries, net, was primarily attributable to the initial public offering of BSRE.

        Net income. Net income in 2006 increased by 137.7% to NIS 213.9 million, or $50.6 million (NIS 5.46 or $1.29 per ADS) (NIS 4.92 per fully diluted ADS), compared with a net income of approximately NIS 90 million in 2005 (NIS 2.32 per ADS) (NIS 2.26 per fully diluted ADS).

Year Ended December 31, 2005 compared with year ended December 31, 2004

For purposes of the comparison of the financial results for 2005 with the financial results for 2004, figures in U.S. dollars are based on the representative exchange rate between the NIS and the dollar as published by the Bank of Israel for December 31, 2005.

        Sales. Sales in 2005 were approximately NIS 5,797 million, or $1,259.4 million, an increase of approximately 8.0% compared with sales of approximately NIS 5,366 million in 2004. The growth in sales derived from:

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

        Other income (expenses), net. Other income, net in 2005 was approximately NIS 0.7 million, or $0.15 million, compared with other expenses, net of approximately NIS 20 million in 2004. The 2005 other income consisted primarily of the following:

—	A capital gain of NIS 2.3 million (U.S. $0.5 million) related to the sale of a former investee company of the Company; and

—	NIS 0.7 million (U.S. $0.15 million) in respect of capital gains resulting from the sale of fixed assets,

offset by:

—	A provision of NIS 2.7 million (U.S. $0.6 million) in connection with the closure of stores.

Other expenses for 2004 consisted primarily of the following:

—	A provision of NIS 8.4 million in respect of the impairment of assets, in accordance with Israeli Accounting Standard No. 15 (Impairment of Assets), and the closure of stores;

—	NIS 4.7 million related to dismissal of employees from the Company's headquarters; and

—	NIS 4.5 million as a compensation payment for the termination of a private label contract.

        Taxes on income. Taxes on income in 2005 were NIS 58.5 million, or $12.7 million, compared with approximately NIS 41.2 million in 2004. As a percentage of income before taxes on income, taxes on income increased to approximately 35.7% in 2005, compared with 35.4% in 2004. This reflected principally a decrease in tax deduction (from approximately NIS 3.0 million in 2004 to approximately NIS 0.2 million (U.S. $0.04 million) in 2005). This deduction results from the difference between measurement of income reported for tax purposes (which is calculated on the basis of changes in CPI) and the basis of measurement of income for financial reporting purposes (in nominal values, commencing January 1, 2004). The increase was offset partially by the reduction of the Company’s nominal tax rate in line with amendments to the Income Tax Ordinance that were enacted in July 2004 and August 2005 that provide for a gradual reduction in the rate of corporate tax. For further information, see “Item 5. Operating and Financial Review and Prospects – Corporate Tax Rate” below.

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

        The following table sets forth certain quarterly information.

	Net sales		Operating income
	NIS	Percentage of Full Year	NIS	Percentage of Full Year
	(In thousands)		(In thousands)

2006
First quarter	1,536,669	23.6%	65,962	21.6%
Second quarter	1,677,719	25.8%	84,839	27.8%
Third quarter	1,710,242	26.3%	83,222	27.3%
Fourth quarter	1,590,405	24.4%	71,183	23.3%

2005
First quarter	1,313,883	22.7%	52,757	23.0%
Second quarter	1,422,032	24.5%	58,709	25.6%
Third quarter	1,585,581	27.4%	59,177	25.9%
Fourth quarter	1,475,522	25.4%	58,404	25.5%

Exchange Rates

        At December 31, 2006, the representative rate of exchange of the NIS to the dollar, as published by the Bank of Israel, was NIS 4.225 = $1.00. At May 31, 2007, the representative rate of exchange of the NIS to the dollar, as published by the Bank of Israel, was NIS 4.033 = $1.00. The table below sets forth, for the periods and dates indicated, certain information concerning the representative exchange rate of the NIS to the dollar, as published by the Bank of Israel for the years ended December 31, 2002 through 2006:

Year Ended December 31,	Period End		Average Rate(1)	High	Low
			(NIS per $1.00)

2002	4.74		4.74	4.99	4.44
2003	4.38		4.55	4.92	4.28
2004	4.31		4.48	4.63	4.31
2005	4.60		4.49	4.74	4.30
2006	4.30	(2)	4.46	4.73	4.18

(1)     The average of the daily exchange rates in each year.

(2)     During 2006, the US dollar depreciated in value vis-à-vis the NIS by 8.2%

        The following table sets forth certain information concerning the representative exchange rate of the NIS to the dollar, as published for the months December 2006 through May 2007:

Month	Period End	Average Rate(1)	High	Low
		(NIS per $1.00)

December	4.23	4.20	4.23	4.18
January	4.26	4.23	4.26	4.19
February	4.21	4.22	4.25	4.18
March	4.12	4.22	4.22	4.16
April	4.02	4.07	4.12	4.01
May	4.03	4.00	4.07	3.93

(1)     The average of the daily exchange rates.

Impact of Inflation and Currency Fluctuations

        Inflation in Israel increases some of our expenses, which, because of competitive pressures, are generally not offset, fully or as quickly, by increases in our selling prices and revenues. In recent years, inflation in Israel has been low. The low inflation rate has not led to increases in the portion of our operating expenses linked to the Israeli CPI or to an increase in our finance expenses, most of which are linked to the Israeli CPI.

        Any devaluation of the NIS against various non-Israeli currencies in which we or our suppliers pay for imported goods has the effect of increasing the NIS cost of these goods to us. However, the amount of goods imported by us is not material compared with our overall purchases of goods. An increase in price of imported goods by our suppliers can usually be offset by an increase in the consumer price of such goods.

        In addition, because our financial results are denominated in NIS and are translated in US dollars for the convenience of US investors, currency fluctuations of the NIS against the US dollar may impact our US dollar translated financial results.

        Beginning January 1, 2004, our financial statements ceased to be adjusted for inflation in accordance with Israeli Accounting Standard No. 12 adopted by the Israeli Accounting Standards Boards. As a result of the adoption of this standard, our assets and shareholders equity ceased to be adjusted for inflation in Israel, while the repayment of interest and principal under most of our loans and all debentures continues to be linked to the Israeli CPI as provided in our loan and debenture agreements. As a result, an increase in inflation would have the effect of increasing our financial expenses without any offsetting increase in our assets and revenues on our financial statements, leading to lower reported earnings and shareholders equity.

Political Conditions

        We and all of our subsidiaries are incorporated under Israeli law and our principal offices and operations are located in the State of Israel. Political, economic, security and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying from time to time, in intensity and degree, has led to security and economic problems for Israel. Israel signed a peace treaty with Egypt in 1979 and a peace treaty with Jordan in 1994. Israel has not entered into any peace agreement with Syria and Lebanon. Since October 2000, hostilities between Israel and the Palestinians, including the Palestinian Authority, have substantially increased. These hostilities include terrorist acts in Israel and military operations in the West Bank and Gaza. Those hostilities had a negative effect on the Israeli economy. In July 2006, a conflict with Hezbollah escalated significantly on Israel’s northern border. This conflict included the firing of multiple rockets by Hezbollah throughout northern Israel as well as retaliatory attacks by Israel throughout Lebanon. These hostilities have seen ceased. The future effect of the continuance of these hostilities on the Israeli economy and our operations is unclear.

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

        All of our supermarket sales are made in Israel and a substantial majority of the goods that we sell are grown, manufactured or processed in Israel. Consequently, our financial performance is dependent to a significant extent on the economy of Israel. During 2002, Israel’s Gross Domestic Product declined by 1.2%, while in 2003, 2004 2005 and 2006, it rose by 1.5%, 4.8%, 5.2% and 5.1%, respectively. The economic slowdown during 2001, 2002 and a portion of 2003 adversely affected our financial performance. Initial reports indicate that the Israeli economy grew by 6.3% at the first quarter of 2007. We cannot be sure how any growth or decline in the Israeli economy will affect our financial performance. According to a recent forecast by the Bank of Israel, the growth in the Israeli economy will continue in 2007 and 2008 and the Israel’s Gross Domestic Product will rise by 4.6% in 2007 and by 4.8% in 2008.

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

Corporate Tax Rate

        We are subject to income tax in Israel at the rate of 29% of our taxable income in 2007 (31% in 2006).

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

        For further tax information, see “Item 10. Additional Information – E. Taxation -Israeli Tax Considerations.”

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

        Impairment of Assets

        Effective December 31, 2002, we apply Accounting Standard No. 15, “Impairment of Assets”. The Standard prescribes the accounting treatment and disclosure for impairment of assets. The Standard requires a periodic review to evaluate the need for a provision for the impairment of the Company’s non-monetary assets – fixed assets and identifiable intangibles, including goodwill, as well as investments in associated companies. According to the Standard, if there is any indication that an asset may be impaired, we determine if there has been an impairment of the asset by comparing the carrying amount of the asset to its recoverable amount. Recoverable amount is defined as the higher of an asset’s net selling price and its value in use. Value in use is the present value of estimated future cash flows expected to be generated by the continuing use of an asset and by its disposal at the end of its useful life. If the carrying amount of an asset in the balance sheet exceeds its recoverable amount, an impairment loss should be recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount. The impairment loss is carried directly to statements of operations. Where indicators present that beneficial events have occurred or beneficial changes in circumstances have taken place, the impairment provision in respect of the asset (other than goodwill) may be cancelled or reduced in the future, so long as the recoverable value of the asset has increased, as a result of changes in the estimates previously employed in determining such value.

        We evaluate impairment separately for each store or other cash-generating unit. In evaluating impairment, we consider corporate assets relating to the stores or other cash-generating units as well as indirect costs that are directly attributable, or that can be reasonably and consistently allocated, to the stores or to other units. Goodwill is evaluated for impairment in relation to the cash generating unit to which the goodwill can be allocated. Goodwill is principally allocated to the operations of the Company’s principal consolidated subsidiary, BSIP. Pursuant to Israeli Accounting Standard No. 20 of the Israel Accounting Standard Boards, which the Company has applied since January 1, 2006, goodwill and certain intangible assets must be tested for impairment at least annually.

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

        Compensation for Unutilized Sick Leaves

        We record as an expense in the financial statements our employee’s unutilized sick leaves. These expenses are recorded in the financial statements based on estimates that we receive from an independent actuary, who makes estimates based on variety of factors, including retirement age and interest rates.

        Tax Uncertainties

        The provisions for tax exposures in our financial statements are determind by the Company based on advice we receive from legal counsel as to eatimated tax exposure.

        Critical Accounting Policies

        To fully understand and evaluate our reported financial results, we believe it is important to understand the following accounting policies:

        Revenue recognition

        Commencing January 1, 2006, the Company applies Israeli Accounting Standard No. 25 of the Israel Accounting Standard Boards – “Revenue”, which prescribes recognition, measurement, presentation and disclosure criteria for revenues originating from the sale of goods purchased or manufactured by the Company, the provision of services, as well as revenues deriving from the use of the Company’s assets by others (interest income, royalties or dividends).

        Revenue is measured, as detailed below, at the fair value of the consideration received or the consideration that the Company is entitled to receive, taking into account trade discounts and/or bulk discounts granted by the entity. Revenue from sale of goods is recognized when all the following conditions have been satisfied: (a) the significant risks and rewards of ownership of the goods have been transferred to the buyer; (b) the Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; (c) the amount of revenue can be measured reliably; (d) it is probable that the economic benefits associated with the transaction will flow to the Company; and (e) the costs incurred or to be incurred in respect of the transaction can be measured reliably.

        Revenue from the sale of gift certificates is deferred and is recognized as income only when the gift certificate is redeemed for active goods, or when there is only a remote likelihood that the customer will require the Company to fulfill its performance obligations, based on the Company’s experience.

        Discounts, including those relating to gift certificates, are recognized as a reduction of sales upon occurrence of the related sales.

        Upon the application of the Standard, the Company separates the financing component embedded in revenue from sales made on credit for periods exceeding the customary credit period in its industry (approximately 90 days), that does not bear interest at the appropriate rate. Revenue from the financing component is recognized over the credit period. Through December 31, 2005, the Company did not separate the financing component in respect of sales made on credit, as above, and included within revenue from the sale on the date of recognition of such revenue.

        The cumulative effect of the application of the Standard as of January 1, 2006 and for the year 2006 is immaterial.

        Deferred taxes

        Effective January 1, 2005, the Company applied Israeli Accounting Standard No. 19 of the Israel Accounting Standard Boards – “Taxes on Income” that prescribes the accounting treatment (recognition criteria, measurement, presentation and disclosure) required for taxes on income.

        For the most part, the provisions of this Standard are the same as the accounting principles that the Company applied prior to implementing the new Standard. The adoption of this Standard does not have a material effect on the Company’s financial statements in the reported periods.

        In accordance with the Standard and with prior years’ policy, the Company recognizes deferred taxes in respect of temporary differences between the amounts of assets and liabilities as reported in the financial statements and those taken into account for tax purposes. The Standard requires that full recognition be given to deferred taxes in respect of all taxable temporary differences, except for the temporary difference resulting from the initial recognition of goodwill.

        Deferred tax assets are recognized for all temporary differences that are tax deductible, up to the amount of the differences that are expected to be utilized in the future, against taxable income.

        As to the main types of differences in respect of which deferred taxes have been included, see note 12b of our financial statements.

        Deferred tax balances are computed at the tax rates expected to be in effect at the time the deferred tax asset is utilized or the deferred tax liability is settled, based on the tax rates and the tax laws enacted, or substantively enacted, by the balance sheet date.

        The current taxes, as well as the changes in the deferred tax balances, are included in the tax expenses or income in the reporting period, except for taxes derived from the initial recognition of business combinations and except for taxes in respect of transactions that are recognized directly in shareholders’ equity (in such instances, the applicable tax is taken directly to shareholders’ equity).

        Taxes that would apply in the event of disposal of investments in investee companies have not been taken into account in computing the deferred taxes, as it is the Company’s policy to hold these investments, not to realize them.

        Goodwill

        Prior to January 1, 2006 under Israeli GAAP, goodwill was amortized in equal annual installments over a period of 10 and 20 years and reviewed for impairment when circumstances indicated the possibility that impairment exists. Commencing January 1, 2006, under an amendment to Israeli Accounting Standard No. 20, goodwill is no longer amortized and is tested for impairment at least annually.

        Under U.S. GAAP, goodwill is not amortized. In addition, goodwill attributable to reporting units is tested for impairment by comparing the fair value of the related reporting unit with its carrying value. Fair value is determined by the Company based on market value of the reporting unit. The reporting unit to which most of the goodwill was attributed is BSIP, whose shares are traded on the Tel-Aviv Stock Exchange, and therefore its fair value is determined by the Company based on its shares’ market value.

        Recently issued accounting pronouncements in Israel and in the United States

        For information on recently issued accounting pronouncements in Israel and in the United States, see notes 2x and 18c to our consolidated financial statements.

Liquidity and Capital Resources

        Sources and Uses of Cash

        Our principal source of liquidity is the cash generated by our operations. Both Blue Square and its partially owned subsidiaries have generally generated sufficient cash from their operations to satisfy their respective operating requirements. The available cash resources of BSIP, BSRE and their subsidiaries have historically been used, and are expected to continue to be used, to finance the expansion of these companies.

        Cash generated by operations was approximately NIS 270 million in 2006, an increase of 29% compared with approximately NIS 210 million in 2005. This increase in cash generated by operations in 2006 was mainly due to an increase in the net profit not taking into account non-cash income of approximately NIS 78 million (resulting from the initial public offering of BSRE and from a reversal of the impairment provision of the Company’s assets in compliance with Israeli Accounting Standard No.15 – Impairment of Assets).

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

        In 2006, approximately 35.9% of our supermarket sales were paid for with cash, checks and gift certificates issued by the Company at the point-of-sale, approximately 61.1% of supermarket sales were paid for with credit cards and approximately 1.2% of supermarket sales were paid for with other short-term credit arrangements.

        During 2006, the average time period that we held inventory was 28 days and the average time period within which our accounts receivable were paid was 29 days. By contrast, as of such date the average time period for payment of our accounts payable was 59 days. Accordingly, increased capital resources are not required to support an increase in our receivables or inventories because we generally sell our products before we pay our suppliers.

        Other sources of liquidity are long-term and short-term borrowing from banks. During 2006, we received long-term borrowings of NIS 54.7 million, or $12.9 million.

        In August 2006, BSRE completed its initial public offering of ordinary shares, unsecured convertible and non-convertible debentures on the Tel Aviv Stock Exchange. BSRE received net proceeds of approximately NIS 147.6 million in consideration for its ordinary shares and net proceeds of approximately NIS 731.2 million in consideration for the debentures. The proceeds from the issuance of the debentures were used, among other things, to repay long-term borrowings of NIS 518 million, or $122.6 million, that the Company transferred to BSRE at the time of the transfer of the real estate assets to BSRE while the Company retained the proceeds of the loan. These long-term loans were incurred by the Company as part of its preparations for the transfer of real estate assets and related financial obligations to BSRE prior to its initial public offering.

        During 2006, we repaid NIS 5.2 million, or $1.2 million, in short-term borrowings and NIS 809.2 million, or $191.5 million, in long-term borrowings (which amount included repayment of NIS 518 million, or $122.6 million repaid from the proceeds of the issuance of BSRE debentures, refer to in the previous paragraph).

        In recent years, we funded our renovation, remodeling and expansion programs primarily from cash generated by our operations and from long and short-term loans from banks. During 2006, we invested approximately NIS 137.4 million, or $32.5 million, in fixed and other assets, in the development of new stores and in existing store renovation and remodeling, an increase of 54.2% compared with approximately NIS 89.1 million during 2005 which, in turn, represented a decrease of 0.4% compared with approximately NIS 89.4 million during 2004. We currently plan to spend in excess of NIS 165 million, or $39 million for the development or acquisition of new supermarkets, the renovation and remodeling of our existing supermarkets and related investments through the end of 2007. We intend to finance our store development, renovation, modeling, expansion and acquisitions mainly from cash generated by our operations.

        In addition, in May 2005, we purchased 50% of the holdings of “Hamachsan Hamerkazi Kfar Hashaashuim Ltd.” in consideration for NIS 3.2 million or approximately $0.7 million for ordinary shares and NIS 21.8 million or approximately $5 million in the form of capital notes in respect of shareholder loans (NIS 3 million or approximately $0.7 million of these capital notes were repaid to us during the first quarter of 2007). The capital notes are unlinked to changes in the CPI and do not bear interest. On April 16, 2007, we increased to 60% our holdings of “Hamachsan Hamerkazi Kfar Hashaashuim Ltd.” in consideration of NIS 5 million or approximately $1.2 million.

        In 2003, we issued NIS 400 million in aggregate principal amount of unsecured 5.9% convertible and nonconvertible debentures with installments of principal on the convertible debentures due in 2007, 2009 and 2011 and installments of principal on the nonconvertible debentures due in 2012, 2013 and 2014. As of June 21, 2007, the remaining principal balance of the NIS 200 million convertible debentures was approximately NIS 77.5 million.

        Dividends

        The following table sets forth dividends paid by the Company from January 1, 2005 until the date of this Annual Report:

Date of payment	Amount per share	Total amount*

April 19, 2007	$0.35	NIS 60 million (approximately $14.3 million)

September 13, 2006	$0.18	NIS 30 million (approximately $6.8 million)

June 22, 2006	$0.17	NIS 30 million (approximately $6.7 million)

April 20, 2006	$0.27	NIS 50 million (approximately $10.7 million)

September 7, 2005	$0.28	NIS 50 million (approximately $11 million)

January 21, 2005	$0.23	NIS 39 million (approximately $9 million)

        * In accordance with the representative rate of exchange of the NIS to the dollar as of the date of the payment of the dividend.

        In addition to the dividends described above, the following dividends were paid by the Company from 2001 to 2004:

Year of payment	Amount per share	Total amount*

2004	$1.48	NIS 253 million (approximately $56.6 million)

2003	$1.72	NIS 295 million (approximately $66.1 million)

2002	$0.72	NIS 128 million (approximately $27.3 million)

2001	$0.31	NIS 51.9 million (approximately $11.9 million)

        * In accordance with the representative rate of exchange of the NIS to the dollar as of the date of the payment of the dividend.

        Blue Square’s board of directors has resolved that we will not distribute dividends in any quarter if the ratio of our financial obligations (as defined by Maalot, an Israeli rating agency) to EBITDA for any quarter exceeds 3.5 until June 30, 2006 or exceeds 3.0 thereafter. Blue Square’s board of directors also resolved that Blue Square would not distribute dividends in any quarter if the ratio of the cost of unencumbered fixed assets as set forth on our financial statements (following depreciation) to financial obligations (as defined by Maalot) for a quarter is below 120%.

        Dividends paid by BSIP and BSRE from 2004 until the date of this Annual Report:

        On April 12, 2007, BSIP paid a dividend totaling NIS 25 million, or approximately $5.9 million, of which approximately NIS 20 million, or $4.7 million, was distributed to Blue Square, and approximately NIS 5 million, or $1.2 million, was distributed to other shareholders.

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

        In August 2006, the board of directors of BSRE adopted a policy that BSRE will distribute dividends in each of years 2006 to 2008 in the amount of no less than 25% of the net profits of BSRE in such year. Such distributions are subject to the “profit test” under the Israeli Companies Law at the relevant dates and to other decisions of BSRE board of directors, including decisions designating a different use of BSRE’s profits and/or a change in the BSRE dividend policy.

        On April 12, 2007, BSRE paid a dividend totaling NIS 9.7 million, or approximately $2.3 million, of which approximately NIS 8 million, or $1.8 million, was distributed to Blue Square, and approximately NIS 1.7 million, or $0.5 million, was distributed to other shareholders.

        Tabular Disclosure of Contractual Obligations

        The following table sets forth certain information concerning our obligations and commitments to make future payments under contracts, such as debt and lease agreements:

	Expected Maturity (NIS in thousands)
	2007	2008	2009	2010	2011	From 2012 and thereafter	Total

Long term loans from banks (1)	172,085	53,856	46,227	12,491	-	-	284,659
Non-Convertible
Debentures issued by the
Company (2)(3)	-	67,893	-	67,893	-	67,893	203,679
Convertible Debentures
issued by the Company (2)(4)	53,706	-	53,706	-	53,132	-	160,544
Non-Convertible
Debentures issued by BSRE (5)(6)	-	-	-	-	-	650,000	650,000
Convertible Debentures
issued by BSRE (5)(7)	-	-	-	-	-	100,000	100,000

Non-cancelable Long term leases	125,108	123,295	119,274	105,870	93,472	346,141	913,160

Total contractual cash obligations	350,899	245,044	219,207	186,254	146,604	1,164,034	2,312,042

(1)	The table above does not include payments of interest on our long-term loans because the actual interest payments on most of the loans are dependent on variable parameters, such as changes in the Israeli CPI, variable interest rates or foreign currency rates which cannot be predicted at the date of this report. Without taking into account any changes in the Israeli CPI or changes in foreign currency rates and assuming the relevant variable interest rate will remain at its level as it was as of December 31, 2006 (5.8% per annum), interest payments on the long-term loans (in thousands) would be NIS 6,730 in 2007, NIS 3,739 in 2008, NIS 1,646 in 2009 and, NIS 101 in 2010 and thereafter.

(2)	These debentures bear interest at an annual rate of 5.9% and are linked (principal and interest) to the Israeli CPI, but in the event the Israeli CPI is less than the base index (index known at date of issuance), the amount of debentures will not be adjusted below the base index. Without taking into account any changes to the Israeli CPI, interest payments on the Non-Convertible Debentures (in thousands) would be NIS 12,017 in 2007, NIS 10,348 in 2008, NIS 8,011 in 2009, NIS 6,342 in 2010 and, NIS 4,006 in 2011. Without taking into account any changes to the Israeli CPI, based on the principal amount of the Convertible Debentures as of December 31, 2006 and assuming no additional conversion of debentures, interest payments on the Convertible Debentures (in thousands) would be NIS 8,152 in 2007, NIS 6,303 in 2008, NIS 4,983 in 2009, NIS 3,135 in 2010 and, NIS 1,829 in 2011. The table above does not include payments of interest on our debentures because the actual interest payments on these debentures will depend on changes in the Israeli CPI, which cannot be predicted at the time of this report.

(3)	The principal is repayable in three equal annual installments on August 5 of each of the years 2012 to 2014. Notwithstanding the above, under the terms of the debentures, on August 5 of each of the years 2006, 2008 and 2010, the holders of the debentures are entitled to early redemption of the principal provided that on each of the said dates, we will not repay more than one third of the par value of the debentures outstanding as of that date. The table above assumes early redemption of these debentures.

(4)	The principal is repayable in three equal annual installments on August 5 of each of the years 2007, 2009, and 2011.

(5)	The Non-Convertible Debentures and the Convertible Debentures bear interest at an annual rate of 4.7% and 6.25%, respectively, and are linked (principal and interest) to the Israeli CPI, but in the event the Israeli CPI is less than the base index (index known at date of issuance), the amount of debentures will not be adjusted below the base index. Without taking into account any changes to the Israeli CPI, interest payments on the Non-Convertible Debentures (in thousands) would be NIS 30,550 in each of the years 2007 to 2011. Without taking into account any changes to the Israeli CPI, based on the principal amount of the Convertible Debentures as of December 31, 2006 and assuming no additional conversion of debentures, interest payments on the Convertible Debentures (in thousands) would be NIS 6,250 in each of the years 2007 to 2011. The table above does not include payments of interest on our debentures because the actual interest payments on these debentures will depend on changes in the Israeli CPI, which cannot be predicted at the time of this report.

(6)	The principal is repayable in four equal annual installments on August 31 of each of the years 2013 to 2016.

(7)	The principal is repayable in four equal annual installments on August 31 of each of the years 2013 to 2016.

        Short-Term Credit from Banks

        The following table sets forth the principal terms of our short-term credit from banks and others:

	December 31
	2005	2006
	NIS in thousands

Short- term credit from banks	36,452	39,067

Current maturities of Long-term loans	254,606	172,085

	291,058	211,152

        Long-Term Loans from Banks

        The following table sets forth the principal terms of our long-term loans from banks:

	December 31
	2005		2006	Annual Interest Rate %
	NIS in thousands

In foreign currency -
Swiss Frank	45,480		-
In Israeli currency -
Linked to the Israeli CPI	305,450		169,407	4.68	(1)
Unlinked (2)	684,980	(3)	115,252

	1,035,910		284,659

Less - current maturities	(254,606)		(172,085)

	781,304		112,574

(1) Weighted average rate as of December 31, 2006.

(2) As of December 31, 2006, includes NIS 96 million at variable interest (average annual rate as of December 31, 2006 – 5.83%, for the major part of these loans, based on prime minus 0.32%). The balance of approximately NIS 19 million is at a fixed annual interest rate of 6.7%.

(3) The balance outstanding at December 31, 2005 includes a loan in the amount of NIS 500 million which was incurred in connection with the real estate reorganization and was repaid in August 2006.

        Debentures

        The following table summarizes outstanding debentures in 2005 and 2006 of the Company and our 80% subsidiary, BSRE:

	December 31
	2005	2006
	NIS in thousands

Convertible debentures:
Issued by the Company	184,989	160,544
Issued by BSRE	-	107,956

	184,989	268,500

Less - current maturities	-	53,706

	184,989	214,794

Other debentures:
Issued by the Company	204,775	203,679
Issued by BSRE	-	623,879

	204,775	827,558

Less - current maturities	68,258	-

	136,517	827,558

        Blue Square Debentures

        In August 2003, we issued to institutional investors NIS 400 million in aggregate principal amount of unsecured 5.9% debentures, half of which (Series B) are currently convertible into our ordinary shares. All the debentures are linked (principal and interest) to the Israeli CPI, but in the event the Israeli CPI is less than the base index (index known at date of issuance), the amount of the debentures will not be adjusted below the base index. In 2006, convertible debentures (Series B) with a par value of approximately NIS 22.9 million were converted into 742,892 ordinary shares.

        Blue Square Series A Debentures

        The principal of the Series A Debentures is repayable in three equal annual installments on August 5 of each of the years 2012 to 2014, and the interest is payable semiannually. Notwithstanding the above, under the terms of the Debentures, on August 5 of each of the years 2006, 2008 and 2010, the holders of the Series A Debentures are entitled to early redemption of the principal provided that on each of such dates we do not repay more than one third of the par value of the Series A Debentures outstanding as of that date.

        Blue Square Series B Debentures

        The principal of the Series B Debentures is repayable in three equal annual installments on August 5 of each of the years 2007, 2009 and 2011, and the interest is payable semiannually. The Series B Debentures are convertible into our ordinary shares at a conversion ratio that is subject to adjustment in the event of distribution of bonus shares and cash dividends and the issuance of rights. As of December 31, 2006, each NIS 30.079 par value of debentures was convertible to one ordinary share of 1 NIS par value. This conversion ratio is after adjustment for cash dividends distributed from the date of issuance of the Series B Debentures until December 31, 2006. Subsequent to December 31, 2006, we distributed an additional dividend, which further reduced the conversion ratio such that each NIS 28.625 par value of debentures is convertible to one Ordinary shares of 1 NIS par value as of May 31, 2007.

        Other terms of the Blue Square Series A and Series B Debentures

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

        In addition, our rating from Maalot may be adversely affected by a change in the resolutions of our board of directors described under “- Dividends” above.

        BSRE Debentures

        Pursuant to a prospectus dated August 16, 2006, BRSE made an offering of 2,500,000 BRSE ordinary shares of NIS 1 par value each, together with NIS 100,000,000 par value of registered BRSE Series A debentures, which are convertible into BRSE ordinary shares, and NIS 650,000,000 par value of registered BRSE Series B debentures.

        BSRE Series A Debentures

        The BSRE Series A debentures are to be redeemed in four equal annual installments on August 31 of each of the years 2013 to 2016. The Series A debentures are linked (principal and interest) to the known Israeli CPI and bear interest at an annual rate of 6.25%, which is payable semiannually. The Series A debentures are convertible into BSRE ordinary shares from the date that they are first listed for trade on the stock exchange through August 16, 2016, except during the periods from August 17 through August 31 in each of the years 2013 to 2015. The conversion rate is subject to adjustments in the event of distribution of cash dividends. Until August 31, 2008, the conversion will be effected at the rate of NIS 100 par value of registered Series A debentures (NIS 99.12 par value, following an adjustment on March 27, 2007) for each ordinary share of NIS 1 par value; after that date and through August 16, 2016, the conversion rate will be NIS 300 par value of registered Series A debentures (NIS 297.36 par value, following an adjustment on March 27, 2007) for each ordinary share of NIS 1 par value.

        BSRE Series B Debentures

        The BSRE Series B debentures are to be redeemed in four equal annual installments on August 31 of each of the years 2013 to 2016. The Series B debentures are linked to the known CPI and bear interest at an annual rate of 4.7%, which is payable semiannually.

        If, at the time of making any redemption/payment on account of the principal and of interest of the Series A or Series B debentures, it is found that the payment index is less than the base index (the CPI for July 2006), BSRE is required to make such payment according to the base index.

        For additional information on charges pertaining to the collateralized long-term loans, see note 11 to our consolidated financial statements.

Commitments for Capital Expenditures

        As of December 31, 2006, we had entered into agreements for investments in fixtures, equipment and leasehold improvements in the total amount of NIS 13.5 million, or $3.2 million. We intend to finance these investments from cash generated by our operations.

C.	Research and Development, Patents and Licenses.

Not applicable.

D.	Trend Information.

        We estimate that growth opportunities for supermarkets in Israel remain as more households increase purchasing of supermarket goods at supermarkets rather than smaller grocery stores, mini-markets and open-air markets. Based on A.C. Nielsen and on data published by the Israeli Central Bureau of Statistics of the retail sales of food, drinks and tobacco in Israel, we estimate that approximately 39% of the total retail sales of food, beverages and tobacco in Israel in 2006 was made by the two large chains and approximately 50% of the estimated retail sales made by supermarkets, groceries and mini-markets in Israel in 2006 was made by the two large chains – a percentage that is considerably lower than the estimated market shares prevailing in Europe and the United States.

        In addition, during the last decade, there has been a trend of Israeli consumers purchasing more in retail chains and less in grocery stores, specialty stores and open-air markets. According to a household expenditures survey published by the Israeli Central Bureau of Statistics, in 1997, 44.7% of the Israeli consumer purchases were made at retail chains and the percentage increased to 53.2% by 2005. This increase in the market share of retail chains was made at the expense of the market share grocery stores, specialty stores and open-air markets.

        Accordingly, we believe that there is an opportunity for us to grow correspondingly with the general growth of the supermarket sector in Israel.

        The food retailing industry has been subject to increased competition in recent years. As a result of the 2005 merger between Super Sol and ClubMarket, we now face a major competitor, many of whose stores are characterized by the every day sale of products at low prices. Based on A.C. Nielsen, we estimate that Super Sol’s market share was approximately 37.7% of the bar-coded market in Israel in 2006, as opposed to our own approximately 25% share of the bar-coded market in 2006.

        In addition, as a result of consumers’ focus on the price of products, we and other major chains have established or expanded low-price and hard discount store formats. Also, during 2006, very low-priced private supermarkets increased their market share and expanded their presence in selected areas in Israel, often geographically beyond their original location. The increased competition has led to increased downward pressure on prices.

        During the last two years, there was also an increase in sales made by the local neighborhoods and city centers stores (which have less of a focus on discount prices). Such increase may suggest that, at least for portion of the consumer market, there has been a change in their buying patterns, i.e., preferring convenience and geographical proximity to the lower prices of supermarket stores.

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

        In 2006, we opened seven new stores to compete in selective areas in which we did not believe we had sufficient market presence, and we converted one of our Mega stores into a Shefa Shuk store. In addition, we plan to continue to remodel some of our supermarkets to give them a more “upscale” orientation, offering improved product selection and increased focus on customer service.

        In 2007, we plan to open approximately eight to ten additional supermarkets, totaling approximately 18,000 – 25,000 square meters of store space, in localities whose populations are currently under-served by supermarkets or in localities in which we do not have sufficient market presence. Until May 31, 2007, we opened four supermarkets stores.

        In 2006, we increased our emphasis on increasing our sales, partially in anticipation of an improving Israeli economy. In 2007, we expect to continue our emphasis on increasing our sales. This may include increasing our marketing activities.

        In 2007, we are taking action to further increase our market share of “Non-Food” and “Near-Food” products and to offer a wider selection of these products to consumers in our stores with the goal of increasing the portion of our customers’ overall shopping needs that are addressed in our stores.

        In 2007, we are also taking action to increase the variety of “Fresh Food” items – such as bakery items, delicatessen, pastry, fresh meat and vegetables offered in specialty departments. We plan to increase our investments in our “Fresh Food” specialty departments and the establishment of these departments in additional stores.

E.	Off-Balance Sheet Arrangements. None

F.	Tabular Dislosure of Contractual Obligations. See “- Liquidity and Capital Resources – Contractual Obligations” above.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management.

        The following table lists the name, age and position of the directors and senior management of Blue Square and an officer of one of our subsidiaries as of May 31, 2007.

Name	Age	Position

David Wiessman (1)	52	Chairman of the Board of Directors
Yitzhak Bader	61	Director
Erez Meltzer	50	Director
Shaul Gliksberg	45	Director
Shlomo Even (2)	50	Director
Diana Bogoslavsky	48	Director
David Alphandary (2) (3)	72	Director
Uzi Baram (1) (2) (3)	70	Director
Gil Unger*	53	President and Chief Executive Officer
Zeev Stein	54	Chief Executive Officer of Blue Square Real Estate Ltd.
Dror Moran	39	Vice President and Chief Financial Officer
Uri Falach	50	Vice President for Trade
Ilan Buchris	55	Vice President for Planning and Maintenance Division
Moshe Shatz	59	Head of Human Resources Division
Oren Lahat	59	Head of Real Estate Development Division
Odelia Levanon	44	Head of Information Technology Division
Elli Levinson Sela	40	General Counsel and Corporate Secretary
Shay Lifshitz	53	Head of Trade Headquarters
Eliezer Gayer	50	"Super Center" Manager
Uri Kaminsky	51	"Shefa Shuk" Manager
Rafi Masiach	48	"Mega" Manager
Dany Magen	63	Head of Supply Chain Division

(1)	Member of the Compensation Committee.

(2)	Member of the Audit Committee.

(3)	External directors.

* On May 21, 2007, Mr. Unger announced his intention to resign as Chief Executive Officer and President of the Company.

        David Wiessman has served as Chairman of our board of directors from November 15, 2005 and as the Vice Chairman of our board of directors from June 2003. Mr. Wiessman is also the Chairman of the board of directors of BSIP from March 12, 2007 and the Chairman of the board of directors of BSRE from December 21, 2005. In addition, Mr. Wiessman is currently the President and Chief Executive Officer of Alon Israel Oil Company Ltd. and President and Executive Chairman of Dor Alon Energy In Israel (1988) Ltd., Chief Executive Officer of Bielsol Investments (1987) Ltd., Chairman of the board of directors of Alon Retail, Executive Chairman of Alon U.S.A. Energy, Inc. and holds director and/or officer positions in other companies affiliated with the foregoing Alon entities, both in Israel and the United States. In addition, Mr. Wiessman also serves as a director in other companies not affiliated with Alon Israel Oil Company Ltd. Mr. Wiessman is a member of the Compensation Committee of Blue Square.

        Yitzhak Bader has served as our director from June 2003. Mr. Bader is currently Chief Executive Officer of Granot, a purchasing organization of the kibbutzim. He is also Chairman of the board of directors of Alon Israel Oil Company Ltd. and Dor Alon Energy In Israel (1988) Ltd., and a director in Alon Retail, BSIP, Dor Gas Ltd., Dor Alon Operating Service Stations Ltd., Dor Alon Gas Technologies Ltd., Alon USA Energy, Inc., Alon USA Operating, Inc., Alon USA GP, LLC, Alon USA Capital Inc., Alon Assets Inc., Alon USA Inc., Pri-Gat Ltd., entities under control of Granot, and One Technologies Software (ASD) Ltd.

          Erez Meltzer has served as our director since August 2006. Mr. Meltzer is currently Chief Executive Officer of Africa Israel Investments Ltd. Mr. Meltzer serves as a director in various publicly and closely held (private) companies. Mr. Meltzer served from 2001 to 2006 as President and Chief Executive Officer of Netafim Ltd., and prior to that he served as the President and Chief Executive Officer of Creo Scitex Ltd. Mr. Meltzer holds a B.A. degree in Math and Economics from the Hebrew University in Jerusalem and MBA from Boston University.

        Shaul Gliksberg has served as our director since November 2005. He is currently the Chief Financial Officer of Africa Israel Investments Ltd. and serves as a director in Alon Israel Oil Company Ltd., Dor Alon Energy In Israel (1988) Ltd., Alon U.S.A. Inc., Alon U.S.A. Energy Inc., and in numerous other companies affiliated with the Dor Alon Group and with the Africa Israel group, as well as several other companies. Mr. Gliksberg is a CPA, holds a B.A. degree in Economics and Accounting from the Bar-Ilan University and an MBA degree in Business Administration from the Recanati Graduate School of Business Administration of Tel Aviv University.

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

        Diana Bogoslavsky has served as our director since March 2006. She has served as the Chief Executive Officer of Mishkei Emek Hayarden and the Regional Plants since 2005. From 1996 to 2004, Ms. Bogoslavsky served as Manager of the Economic Department of Brit Hapikuach (the Supervision Alliance). From 2000 to 2004, Ms. Bogoslavsky also served as a member of the management of Brit Hapikuach and as the Chairmen of the board of directors of Jenny Company, a subsidiary of Brit Hapikuach. From 1993 to 1996, Ms. Bogoslavsky served as Bank Mizrahi representative in Argentina. Ms. Bogoslavsky currently serves as a director in the Union of the Kibbutzim Industry and a director in several others companies. Ms. Bogoslavsky holds a Masters degree in Economics and Business Management (specializing in financing) and B.A. in Economics and Administration from Midreshet Rupin in the Hefer Valley in Israel.

        David Alphandary has served as our external director since March 2006. He currently serves as an independent consultant to the retail industry. From 1991 to 1999, Mr. Alphandary served as President and Chief Executive Officer of Supersol Ltd. and from 1982 to 1991 as Vice President to Supersol. From 1976 to 1982, Mr. Alphandary served as President of Carmel Carpeting Industry in Ceasaria, Israel. He currently serves as a director of Yafora Tavori Ltd. Mr. Alphandary holds a degree in Public Administration from the Hebrew University in Jerusalem. Mr. Alphandary is a member and the Chairman of the Audit Committee of Blue Square.

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

        Gil Unger has served as our Chief Executive Officer and President since March 2004. From 2001 to 2004, he served as the Chief Executive Officer of Blue Square Furniture Ltd. (the company that holds the Israeli franchise to IKEA in Israel; currently unrelated to the Company). From 2000 to 2001, Mr. Unger served as Senior Vice President Marketing & Commerce of Office Depot Israel and between 1998 and 2000 served as Vice President Marketing & Commerce of Visa Credit Cards. Previously, for a period of 8 years, he held the position of Marketing Director of Israel’s largest chain of drug stores (“Superpharm”) and later he served as President of Israel’s second largest chain of drug stores (“New-Pharm”). Mr. Unger holds a B.A. degree in Economics from Tel Aviv University. On May 21, 2007, Mr. Unger announced his intention to resign as Chief Executive Officer and President of the Company in order to devote his efforts to the launch of the Alon Group’s retail activities in Europe. Mr. Unger will continue in his present position until Blue Square’s new CEO is named.

        Dror Moran has served as our Vice President and Chief Financial Officer, since July 2006. Mr. Moran is a CPA and received a Bachelor of Business, Accounting and Finance from the College of Management Academic Studies in Tel Aviv. Mr. Moran was employed by Blue Square between 1997 and 2005 and his last position with Blue Square was Deputy CFO. Between April 2005 and June 2006, Mr. Moran served as Chief Financial Officer and as Deputy CFO of InSightec Ltd., a high-tech company.

        Uri Falach has served as our Vice President for Trade since December 2003. Mr. Falach holds an MBA degree in Business Administration from the University of Darby. From 1994 until 2003 Mr. Falach served as manager of the agricultural production and was responsible for all the chain of supply of the agricultural production to Blue Square’s Stores.

        Ilan Buchris has served as our Head of Planning and Maintenance Division since November 2004. Mr. Buchris, Colonel (retired) in the Israeli Navy, holds a M.A. degree in political science from Haifa University and a B.A. degree in settlement geography from Bar Ilan University. Between 2000 and 2004 Mr. Buchris served as Authorities Coordinator at Derech Eretz Highways (1997) Ltd.

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

        Zeev Stein has served as the Chief Executive Officer of Blue Square Real Estate Ltd., since July 2006. Mr. Stein is currently also the Deputy to the Chief Executive Officer of Dor Alon Energy In Israel (1988) Ltd. (25% of his working time) and also serves as a director in various companies affiliated with Dor Alon Group and with the Blue Square Group. Until December 2004, Mr. Stein served as the Chief of Planning and Development in Alon Israel Oil Company Ltd. Mr. Stein holds a B.A. degree in Civil Engineering, Architecture, and City Planning from the Technion (the Israeli Institute of Technology) in Haifa.

        Odelia Levanon has served as our chief information officer since April 2000. From 1998 to 2000, Ms. Levanon served as assistant director general for system integration in Amigur. From 1996 to 1998, Ms. Levanon was a consultant engaged in the establishment process of Data Warehouse and is an external lecturer in Business Administration and Exact Sciences at Tel Aviv University. Between the years 1983 and 1996, Ms. Levanon served in the Israeli army. During her army service between the years 1983 and 1994, Ms. Levanon managed the establishment of large systems in a heterogeneous surrounding. From 1994 to 1996, Ms. Levanon managed the computerization of the five draft centers of the Israeli Army, a project that won the Adams prize for management information systems. Ms. Levanon has an M.Sc. degree in computer science, a B.Sc. degree in mathematics and computer science, and also is a lecturer and a candidate for a doctorate in business school.

        Elli Levinson-Sela, Adv. has served as our General Counsel and Corporate Secretary since February 2006. Prior to joining us, Mr. Levinson-Sela had more then 13 years of experience in private legal practice of commercial, corporate and civil law. He holds a LLB degree (with honors) from the Hebrew University in Jerusalem and is a member of the Israeli Bar Association.

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

        Uri Kaminsky has served as our “Shefa Shuk” Manager since April 2007. From April 2004 to April 2007, Mr. Kaminsky served as a “Shefa Shuk” Operation Manager, from 2000 to 2004, he served as a Regional Manager in the Company, and from 1995 to 2000, he served as a store manager.

        Rafi Masiach has served as our “Mega” Manager since September 2005. From November 2004 to September 2005, Mr. Masiach served as a “Mega” Operation Manager, from 1999 to 2004, he served as a District Manager in the Company, from 1996 to 1999, he served as a Regional Manager, and from 1991 to 1996, he served as a store manager. Mr. Masiach holds a degree in Political Science and International Relations from the Israeli Defense Force College of Command and Headquarters.

        Dany Magen has served as our Supply Chain Manager since November 2002. From 1997 until 2002, Mr. Magen served as a Manager of the Distribution and Logistic Center, and from 1989 until 1997, he served as the manager of the sales and distribution division of Unilever Israel.

Termination of Office

        Yaakov Shalom Fisher served as our director and as the Chairman of the board of directors of BSIP until January 2007. Ron Hadassi served as our director until January 2007. Elisha Eitani served as our director until January 2007. Pinchas Cohen served as our director until August 2006. David Wainshal served as our external director and as a member of our Audit Committee until March 2006. Davidi Marom served as our director until February 2006. Zeev Vurembrand served as our external director and as a member of our Audit Committee until January 2006. Yehuda Porat served as our “Shefa Shuk” Manager until April 2007. Emanuel Avner served as our Vice President and Chief Financial Officer until June 2006. Iris Penso, Adv. served as our General Counsel and Corporate Secretary until February 2006.

Arrangements for the Election of Directors

        As of June 21, 2007, Alon Retail owned approximately 70.6% of our ordinary shares following the conversion by other investors of an aggregate of approximately NIS 122.5 million in principal amount of our 5.9% convertible debentures since their issuance in August 2003. So long as Alon Retail continues to own beneficially more than 50% of our outstanding ordinary shares and voting power, it will be able to control the outcome of matters requiring shareholder approval, including the election of all Blue Square directors, other than Blue Square two external directors whose election, under the Israeli companies law, requires that at least one-third of the non-controlling shareholders who participate in the vote, vote for their nomination, or that the total number of shares of non-controlling shareholders voted against their nomination does not exceed one percent of the aggregate voting rights in the company.

B.	Compensation.

        The following table sets forth the aggregate compensation we paid or accrued on behalf of all persons who served as Blue Square directors or senior management for services they rendered Blue Square, for the year ended December 31, 2006. The table also includes compensation to individuals who cease to serve as directors or executive officer during the year.

	Salaries, fees, expenses, directors' fees, commissions and bonuses	Pension, retirement and similar benefits

All directors, senior management and
Acting Chairman as a group	$4,997,000	$791,000

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

        We also agreed to pay David Wiessman, our Chairman of the board of directors, a monthly payment of NIS 42,497 plus VAT commencing from November 15, 2005, the date Mr. Wiessman became Chairman of the board of directors. The compensation is linked to changes in Israel’s CPI since November 2005, and is updated every three months. No additional fees would be paid to Mr. Wiessman for attending meetings of the board of directors or any committee of the board of directors. Mr. Wiessman is also entitled to reimbursement of actual expenses (upon submission of receipts) incurred by him in connection with his service as Chairman of the board of directors. Our audit committee, board of directors and shareholders meeting approved this arrangement.

        BSIP paid to Yaakov Shalom Fisher, in his capacity as BSIP’s Chairman of the board of directors, a monthly payment of NIS 42,497 plus VAT commencing from November 15, 2005, the date Mr. Fisher became Chairman of the board of directors of BSIP, until his resignation in January 2007. The compensation was linked to changes in Israel’s CPI from November 2005, and was updated every three months. No additional fees were paid to Mr. Fisher for attending meetings of the board of directors or any committee of the board of directors. Mr. Fisher was also entitled to reimbursement of actual expenses (upon submission of receipts) incurred by him in connection with his service as BSIP’s Chairman of the board of directors.

        BSRE paid to its CEO, Mr. Zeev Stein, from July through December 2006 a total payment which costs BSRE approximately NIS 595,000. Under his employment agreement, Mr. Stein is entitled to a salary and customary fringe benefits, including a car lease and social benefits. In addition, Mr. Stein is entitled to severance compensation in excess of that which is required under law (200% of required severance in the case of dismissal and 175% of required severance in case of voluntary termination by Mr. Stein).

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

Substitute Directors

        Our Articles of Association provide that any director may appoint another person to serve as a substitute director and may cancel such appointment. The identity of a substitute director requires the approval of the board of directors. Under the Israeli Companies Law, there shall not be appointed as a substitute director, any person who is not himself qualified to be appointed as a director or a person who is already serving as a director or a person who is already serving as a substitute director for another director. Nevertheless, a director may be appointed as a substitute director for a committee of the board of directors if (s)he is not already serving as a member of the committee, and if the substitute director is to replace an external director, (s)he is required to have either “financial and accounting expertise” or “professional expertise”, depending on the qualifications of the external director (s)he is replacing. Otherwise, a substitute director cannot be appointed for an external director.

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

        Under the Israeli Companies Law, companies incorporated under the laws of Israel whose shares are either (i) listed for trading on a stock exchange or (ii) have been offered to the public in or outside of Israel, and are held by the public (Public Company) are required to appoint at least two external directors. The Israeli Companies Law provides that a person may not be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control, has, as of the date of the person’s appointment to serve as external director, or had, during the two years preceding that date, any affiliation with us, any entity controlling us or any entity controlled by or under common control with us. The term “affiliation” includes:

—	an employment relationship;

—	a business or professional relationship maintained on a regular basis;

—	control; and

—	service as an office holder, other than service as a director who was appointed in order to serve as an external director of a company when such company was about to make an initial public offering.

        New regulations under the Israeli Companies Law, effective as of November 2006, provide for various instances and kinds of relationships in which an external director will not be deemed to have “affiliation” with the public company for which (s)he serves, or is a candidate for serving as an external director.

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

        Under a recent amendment to the Companies Law, at least one of the external directors is required to have “financial and accounting expertise” and the other external director(s) are required to have “professional expertise”. Under regulations, a director having financial and accounting expertise is a person who, due to his or her education, experience and qualifications is highly skilled in respect of, and understands, business-accounting matters and financial reports in a manner that enables him or her to understand in depth the company’s financial statements and to stimulate discussion regarding the manner in which the financial data is presented. Under the regulations, a director having professional competence is a person who has an academic degree in either economics, business administration, accounting, law or public administration or an academic degree in an area relevant to the main business sector of the company or in a relevant area for the board position, or has at least five years experience in a senior management position in the business of a corporation with a substantial scope of business, in a senior position in the public service or a senior position in the field of the company’s business.

        Under the amendment each Israeli public company was required to determine the minimum number of directors with “accounting and financial expertise” that such company believes is appropriate in light of the company’s size, the scope and complexity of its activities and other factors. Once a company has made this determination, it must ensure that the necessary appointments to the board are made in accordance with this determination. Our board of directors determined that two directors with “accounting and financial expertise” is appropriate for the Company. Our board of directors currently has at least two directors with such “accounting and financial expertise”.

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

        The initial term of an external director is three years and may be extended for one additional three-years term. Nevertheless, Regulations under the Israeli Companies Law provide that companies, like Blue Square (whose shares are listed for trading both on the Tel Aviv Stock Exchange and on the New York Stock Exchange), may appoint an external director for additional three-year terms, under certain circumstances and conditions. External directors may be removed only in a general meeting, by the same percentage of shareholders as is required for their election, or by a court, and in both cases only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to us.  Each committee of our board of directors is required to include at least one external director and its audit committee is required to include all of the external directors.

        David Alphandary and Uzi Baram currently serve as Blue Square’s external directors.

        New York Stock Exchange Requirements

        See “- Audit Committees – New York Stock Exchange Requirements” for a description of the independence requirements for audit committee members under applicable NYSE rules.

Audit Committees

        Israeli Companies Law Requirements

        Under the Israeli Companies Law, the board of directors of public company must appoint an audit committee, comprised of at least three directors including all of the external directors, but excluding a:

—	chairman of the board of directors;

—	controlling shareholder or his relative; and

—	any director employed by or who provides services to the company on a regular basis.

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

        As of May 31, 2007, David Alphandary, Uzi Baram and Shlomo Even served as members of Blue Square’s audit committee.

        The role of the audit committee for New York Stock Exchange purposes includes assisting the board of directors in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing and reporting practices of Blue Square.

Corporate Governance Practices

        A summary of the significant differences between our corporate governance practices and those required of U.S. domestic companies under New York Stock Exchange listing standards is available on Blue Square’s website, www.bsi.co.il/en/index.asp (see “Blue Square Corporate Governance Practices” under “Investor Information”).

Internal Auditor

        Under the Israeli Companies Law, the board of directors must also appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine whether our actions comply with the law, integrity and orderly business procedure. Under the Israeli Companies Law, the internal auditor may not be an interested party, an office holder, or a relative of an interested party, or an office holder, nor may the internal auditor be our independent accountant or its representative. We comply with this requirement. Effective January 1, 2005, Ronit Zilberfarb was our internal auditor. On July 31, 2006 Mrs. Zilberfarb has passed away and effective December 28, 2006, Mr. Gershon Lewinsky serves as our internal auditor.

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

        If the transaction is an extraordinary transaction, both the audit committee and the board of directors must approve the transaction. Under specific circumstances, shareholders approval may also be required. A director who has a personal interest in a matter, which is considered at a meeting of the board of directors or the audit committee, may not be present at this meeting or vote on this matter. If most of the directors have a personal interest in a matter, a director who has the personal interest in this matter may be present at this meeting or vote on this matter, but the board of directors decision requires the shareholder approval.

        Controlling Shareholder Transactions and Actions

        Under the Israeli Companies Law, the disclosure requirements which apply to an office holder also apply to a controlling shareholder of a public company and to a person who would become a controlling shareholder as a result of a private placement. A controlling shareholder includes a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder owns more than 50% of the voting rights in the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder or his relative, require the approval of the audit committee, the board of directors and the shareholders of the company. The shareholders approval must include either:

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

        Regulations under the Israeli Companies Law provide that the Israeli Companies Law’s tender offer rules do not apply to a company whose shares are publicly traded outside of Israel, if, pursuant to the applicable foreign securities laws or stock exchange rules, there is a restriction on the acquisition of any level of control of the company, or if the acquisition of any level of control of the company requires the purchaser to make a tender offer to the public shareholders. It is the view of the Israeli Securities Authority, that U.S. securities laws and stock exchange rules do not impose the required restriction on the acquisition of any level of control of a company, and therefore the Israeli Companies Law’s tender offer rules would apply to a company whose shares are publicly traded in the United States.

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

Exemption, Insurance and Indemnification of Directors and Officers

        Office Holder Exemption

        Under the Israeli Companies Law, a company may not exempt an office holder from liability with respect to a breach of his duty of loyalty, but may exempt in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care if so provided in its article of association. Blue Square’s Articles of Association so provides. However, a company may not exempt in advance a director from his liability to the company with respect to a breach of duty of care in connection with a distribution made by the company.

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

        In addition, prior to the recent changes in the Israeli Companies Law, the shareholders of a company were permitted to include only the following provisions in its articles of association (and our Articles of Association currently so provide):

—	a provision authorizing the company to grant in advance an undertaking to indemnify an office holder, provided that the undertaking is limited to specified classes of events which the board of directors deem foreseeable at the time of grant and is limited to an amount determined by the board of directors to be reasonable under the circumstances; or

—	a provision authorizing the company to retroactively indemnify an office holder.

        The recent changes now permit a company to include or amend its articles of association to include any or all of the following provisions:

—	a provision authorizing the company to indemnify an Office Holder for future events with respect to a monetary liability imposed on him in favor of another person pursuant to a judgment (including a judgment given in a settlement or an arbitrator’s award approved by the court), as described in clause (i) under “-Indemnification of Office Holders” above, so long as such indemnification is limited to types of events which, in the board of directors’s opinion, are foreseeable at the time of granting the indemnity undertaking in view of the Company’s actual business, and in such amount or standard as the board of directors deems reasonable under the circumstances. Such undertaking must specify the events that in the Board of directors’ opinion are foreseeable in view of the Company’s actual business at the time of the undertaking and the amount or the standards that the board of directors deemed reasonable at the time;

—	a provision to undertake to indemnify for future events as set forth with respect to litigation expenses described in clause (ii) under “- Indemnification of Office Holders” and in the first paragraph under “-Indemnification of Office Holders – Recent Changes to Israeli Companies Law”; or

—	a provision authorizing the company to retroactively indemnify an Office Holder.

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

        In addition, under the Israeli Companies Law, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and board of directors and, in specified circumstances, by Blue Square’s shareholders. Our audit committee, board of directors and general shareholders meeting approved in February 2001 the grant of indemnification and exemption letters to our directors and officers, including those directors and officers whose term of service ended on or after September 1, 2000. In April 2002, the general shareholders meeting approved the grant of a new letter of indemnification and exemption to the officers and directors of the company. The aggregate amount of the indemnification (in addition to any insurance proceeds received) may not exceed 25% of our shareholders’ equity (in U.S. dollars) as stated in our consolidated financial statements for the year ended December 31, 2000, for all persons and events. Under the indemnification and exemption letters, we agreed to indemnify these directors and officers, retroactively with respect to events occurring after February 1, 2000, the date on which the Israeli Companies Law became effective and prospectively, in connection with the following issues:

—	The issuance of securities, including the offering of securities to the public according to a prospectus, a circular, a private offering or any other manner of security offering;

—	Any transaction, as defined in section 1 of the Israeli Companies Law, including a transfer, sale or purchase of assets or liabilities, including securities or the receipt of any right in any of the above, and any action related, directly or indirectly, to such transaction;

—	An action, including handing over information and papers, in connection with sale of our shares or assets, by the Co-Op;

—	The filing of a report or announcement required by the Israeli Companies Law or the Israeli Securities Law, 1968, the rules and regulations of a stock exchange in or outside Israel, or any law of any other country pertaining to these issues, and/or omission to file such a report or announcement;

—	Any change of reorganization of us, including any related decision, including without limiting the generality of the foregoing, splitting, dividing or modifying our share capital, establishment of subsidiaries or their liquidation or sale and issuance of shares;

—	Oral or written statements, including the expression of an opinion or a position conveyed in good faith by an office holder, in his capacity as such, during his term of office, including statements made in meetings of the board of directors or any committee;

—	An action in the line of business of us in relation with the following issues: building and planning, licensing of businesses, safety in work places, environment and recycling and protection of the consumer; or

—	Each one of the circumstances stated above, all in connection with the office holder’s service on behalf of our subsidiaries or affiliated companies.

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

The letter will not include exemption or indemnification in the following cases:

1.	A breach of fiduciary duty, which was acted not in good faith or that the officer had reasonable grounds to believe that the act would cause the company any harm;

2.	A breach of the duty of care, which was committed intentionally or recklessly;

3.	An act committed with the intention to realize a personal illegal profit; or

4.	A fine or monetary composition imposed on him.

        Pursuant to resolutions adopted by our shareholders, we obtained and will continue to hold a directors’ and officers’ liability insurance policy. Coverage under our policy has been set at $30 million (including our subsidiaries, excluding BSRE). We have purchased directors’ and officers’ liability insurance policy for our directors and officers and those of our subsidiaries, which includes BSIP and its subsidiaries. The insurance policy is for a period beginning on November 30, 2006, and ending on November 30, 2007, for the maximum coverage of $30 million per claim and in the aggregate during the policy period. Our audit committee, board of directors and shareholders have approved any renewal and/or extension of the insurance policy and the purchase of any other insurance policy, provided that any such renewal, extension or purchase is for the benefit of Blue Square’s previous and/or current and/or future directors and officers and on terms substantially similar to those of the insurance policy and on condition that the premium will not increase by more than 25% in any year, as compared to the previous year. Our current insurance policies comply with these terms.

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

        BSRE has (i) obtained a separate directors’ and officers’ liability insurance policy with a coverage of $15 million per claim and in the aggregate during the insurance policy term (beginning on August 10, 2006, and ending on October 31, 2007), (ii) granted letters of indemnification to BSRE’s directors and officers in connection with BSRE’s initial public offering and in connection with various specified events and (iii) approved a prospective (in advance) exemption to BSRE’s directors and officers from liability for damage resulting from a breach of his duty of care towards BSRE in connection with actions taken in good faith in their capacity as a director and/or officer of BSRE or in their capacity as an officer of another company at the request of BSRE.

Committees

        Our board of directors has established a compensation committee and an audit committee. Our compensation committee, which consists of David Wiessman and Uzi Baram, administers issues relating to employee compensation for senior management. Our audit committee, which consists of David Alphandary, Uzi Baram and Shlomo Even, examines flaws in our business management and its approval is required to effect specified actions and transactions with interested parties. The audit committee also assists the board of directors in overseeing the quality and integrity of our accounting, auditing and reporting practices and in the approval of our financial statements. For more information regarding the role of our audit committee see also See “Item 6. Directors, Senior Management and Employees – C. Board Practices – Audit Committees.”

D.	Employees.

        As of December 31, 2006, we employed 6,805 employees, counting multiple employees sharing a single position as a single employee, including 3,536 temporary employees. 705 of our employees were employed in central management and administration and in our logistics center and 6,100 in our stores.

        As of December 31, 2005, we employed 6,330 employees, counting multiple employees sharing a single position as a single employee, including 3,135 temporary employees. 690 of our employees were employed in central management and administration and in our logistics center and 5,640 in our stores.

        As of December 31, 2004, we employed 6,590 employees, counting multiple employees sharing a single position as a single employee. 660 of our employees were employed in central management and administration and in our logistics center and 5,930 in our stores.

        We are subject to labor laws and regulations in Israel. Most of our employees are subject to collective bargaining labor agreements. Under a Special Collective Bargaining Agreement, referred to as the Special Agreement, from May 1996, among the Co-Op, Blue Square, the Histadrut (General Federation of Labor in Israel) (Histadrut), the National Committee of the Co-Op Union Employees and the Co-Op Union, all the Co-Op employees became employees of Blue Square. The collective bargaining agreements in effect as of that date apply to Blue Square as if Blue Square and these employees were originally parties to these agreements. Blue Square became responsible for the payment of all employee benefits that had been accrued in respect of these employees during the term of employment of these employees with the Co-Op, to the extent these benefits were recorded on the Co-Op’s records. Since 1996, we entered into new labor agreements with the Histadrut and the Co-Op union, which determines our employees wages structure, the employment conditions of new employees and a wage increase to the existing employees.

        During 2003, we agreed to make “good will grants” to management and employees. In August 2003, we entered into a collective bargaining arrangement with the Histadrut and the National Committee of the Co-Op Blue Square Employees in respect of various grants to our employees which were already paid. In addition under that agreement, we agreed (i) to pay to our permanent employees 1% of any cash dividend distributed to our shareholders, but not more than $2.5 million in the aggregate to our employees; and (ii) in any public issuance of our shares after the date of the agreement, our permanent employees will be entitled to purchase up to 10% of any such offering with a 20% discount over the minimum offering price (in the event that convertible securities will be offered, the employees will be entitled to a discount of 20% from the exercise price or the rate of conversion; in the event shares are offered to the public together with other securities, employees will be entitled to a discount of 20% only on the offering price of the shares). With respect to such a purchase by our employees of our shares in a public offering, we have agreed to make loans to our employees to enable them to pay the purchase price for the shares, and these loans are to be repaid by the employees with interest and linkage upon the sale of the shares following the expiration of the appropriate tax holding period for the shares or, if desired by the employee, until the earlier of five years from the expiration of the holding period or the end of the employee’s employment with us.

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

        In April 2006, we entered into a special collective bargaining arrangement with the Histadrut and the employees’ union (which amends a preceding general collective bargaining agreement adopted by the Company in 1996), regarding the rights of pregnant employees which are unable to work during their pregnancy due to medical reasons.

        In May 2006, we entered into a special collective bargaining arrangement with the Histadrut and the employees’ union, effective as of January 1, 2006, regarding the increase of the contributions and deductions made by employees and by the Company to a saving fund.

        In 2006, we have reached an understanding with the employees’ representative regarding the increase in the number of employees (quota) who will be deemed to be permanent employees (tenure) and shortening of the periods required for promotion. A special written collective bargaining agreement incorporating such understanding has not yet been signed.

        In addition, we and our employees are also subject to certain provisions of the general collective bargaining agreements between the Histadrut and the Coordination Bureau of Economic Organizations (including the Industrialists Association) by virtue of an extension order of the Israeli Ministry of Labor. These agreements concern, among other things, the maximum length of the work day and the work week and other conditions of employment.

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

        As of May 31, 2007, other than indirect ownership through Alon Retail, none of our directors or officers owned more than 1% of our outstanding equity securities.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders.

        The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of June 21, 2007, by each person or entity known to own beneficially 5% or more of our outstanding ordinary shares based on information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission. Our major shareholders do not have voting rights different from the voting rights of our other shareholders.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Outstanding Ordinary Shares(1)

Alon Retail	29,949,842	70.6%
Clal Insurance Enterprises Holdings Ltd.	2,354,835	5.6%

(1)	The percentage of outstanding ordinary shares is based on 42,419,636 ordinary shares outstanding as of June 21, 2007.

        As of May 31, 2007, Blue Square had approximately 29 shareholders of record with a United States address. As of May 31, 2007, these United States record holders held approximately 397,946 ordinary shares in the form of ADSs, representing approximately 0.94% of our then outstanding share capital.

        Alon Retail (formerly Bronfman-Alon) acquired a 78.1% interest in Blue Square from the Co-Op in June 2003. Alon Retail’s percentage interest in Blue Square has been reduced to 70.6% due to the conversion by other investors of an aggregate of approximately NIS 122.5 million in principal amount of our 5.9% convertible debentures since their issuance in August 2003.

        To the Company’s best knowledge, Alon Retail is a wholly owned subsidiary of Nissan Alon Retail Holdings Ltd., which is a wholly owned subsidiary of the Nissan Dor Chains Ltd., which is a wholly owned subsidiary of Dor Food Chains Holdings Ltd., a wholly owned subsidiary of Alon-Israel Oil Company Ltd. (“Alon”). To the Company’s best knowledge, Alon is owned approximately 34.65% by nine collective acquisition entities of kibbutzim in Israel, approximately 26.14% by Africa Israel Trade and Agencies Ltd., a subsidiary of Africa Israel Investments Ltd., a public company traded on the Tel Aviv Stock Exchange, and approximately 39.21% are held together by Bielsol Investments (1987) Ltd. and Mr. David Wiessman. To the Company’s best knowledge, Mr. Lev Leveiv is the controlling shareholder of Africa Israel. To the Company’s best knowledge, Bielsol Investments (1987) Ltd. is controlled by David Wiessman and the Biran family.

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

        Transactions with Dor Alon in Connection with Establishment of a New Joint Loyalty Plan

        On November 29, 2005, we entered into the following agreements with Dor Alon Energy In Israel (1988) Ltd. (“Dor Alon”):

        (i) an agreement establishing a joint loyalty plan for the benefit of Blue Square’s and Dor Alon’s customers, formed as a partnership to be held 75% by Blue Square and 25% by Dor Alon (the “Loyalty Plan”). Pursuant to the agreement, the partnership is governed by a managers board (the “Board”), which is comprised of six (6) members, four (4) of whom appointed by the Company (one of whom serves as the chairman of the Board), and two (2) of whom are appointed by Dor Alon;

        (ii) an agreement under which Blue Square and Dor Alon purchased 49% of the shares of capital stock of Diners Club Israel Ltd. (“Diners Israel”) from Credit Cards for Israel Ltd. (“CAL”) for a total consideration of NIS 21.3 million (of which NIS 15.6 million was paid by us). The purchased shares were allocated 36.75% to Blue Square and 12.25% to Dor Alon. The consideration was funded through a non-recourse loan granted by CAL to the Company and Dor Alon. The loan is for a period of eight years, is linked to the CPI and bears interest in an annual rate of 6%. The loan is to be repaid in a single payment at the end of the period. Repayment of the loan is secured only by the acquired shares.

        Under the agreement, the Company and Dor Alon are entitled to share with CAL the net income of Diners Israel in connection with the activities of the credit cards bearing the “YOU” name based on their respective ownership interests in Diners Israel. The percentage of the net income of Diners Israel in connection with its other credit card activities (i.e., those activities outside the Loyalty Plan) to be allocated to the Company and Dor Alon is to be determined based on the number of “activated” credit cards (as defined in the agreement) issued to members of the Loyalty Plan from time to time, so long as certain target numbers of such issued credit cards are met. As of the date of this Annual Report, the entitlement has not yet been established. In the event such target numbers are not met, the Company and Dor Alon may, during the first three years following the issuance of the first Diners Israel credit card to a member of the Loyalty Plan (the “Issuance Date”), purchase the right to the net income of Diners Israel arising from such other activities through a one-time payment.

        The Company and Dor Alon may terminate the agreement by returning the purchased shares back to CAL on the fourth anniversary of the Issuance Date and canceling the CAL Loan. Under certain other circumstances, each of the Company and Dor Alon on the one hand, and CAL on the other hand, has the right to terminate the agreement. Upon such termination, the Company and Dor Alon are required to prepay the CAL loan by returning the purchased shares to CAL and receive 49% of any increase in the value of Diners Israel that occurred since the Issuance Date. These circumstances include the following events: (i) if certain target numbers of issued Loyalty Plan credit cards are not met by the fourth or sixth anniversary of the Issuance Date, or (ii) the Loyalty Plan ceases to function or the customer club agreement (referred to in clause (iii) below) is terminated. In addition, the Company and Dor Alon have the option to terminate the agreement and prepay the CAL Loan in kind by returning to CAL the purchased shares in the event that the representations made by Cal or Diners Israel in the agreement are breached; and

        (iii) an agreement among Blue Square and Dor Alon, on one hand, and Diners Israel, on the other hand, pursuant to which the Loyalty Plan offers to its members a Diner Club Israel credit card bearing the name “YOU”. The agreement determines, among other things, the allocation of costs between the parties with respect to the costs of attracting new customers to the Loyalty Plan, mailing and advertising costs, including the participation of Diners in the advertising budget of the Loyalty Program, and clearing fees.

        See “Item 4. Information on The Company – B. Business Overview – Marketing”.

Arrangements between Blue Square and various subsidiaries

        Arrangements among Blue Square, BSIP and Hyper Hyper

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

        Customer Clubs. The Company provides management and operational services for the existing customer clubs of the Company and Hyper Hyper (and will provide such services to any future customer club of the Company and Hyper Hyper). The Company and Hyper Hyper allocate between them the expenses and costs of operating such customer clubs. Such allocation differs according to the type of customer club. In the case of the existing customer clubs (and any similar customer club established by the Company and Hyper Hyper in the future), the parties will allocate between the Company and Hyper Hyper the expenses and cost of operating such customers clubs in accordance with the aggregate customer club points awarded in each party’s stores. In the case of future customer clubs to be established by the Company together with third parties or in the form of a separate legal entity, Hyper Hyper and the Company will allocate between them the following items in accordance with the ratio between the aggregate purchases of the members of such customer clubs in Hyper Hyper stores, on one hand, and Company stores, on the other hand: amounts to be contributed to such customer clubs to fund their operations, the costs and expenses associated with operations, income attributed to such customer clubs, and the profits and losses arising from such customer clubs.

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

        These provisions in connection with future customer clubs are also applicable to our new joint Loyalty Plan – “YOU” with Dor Alon.

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

        Elementary Insurance. The parties share elementary insurance expenses (including structure insurance, insurance for independent contractors, funds insurance, inventory insurance, vehicle insurance, third party liability insurance, employers liability insurance, etc.). The insurance costs and expenses are allocated between the parties in accordance with different ratios determined by the parties depending on the insurance involved.

        Leasing of Property by the Company. The real property that the Company leased to BSIP and/or to Hyper Hyper has been transferred, and the related lease agreements have been assigned, to BSRE. See “Item 4. Information on the Company – B. Business Overview – Real Estate.”

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

        New lease agreements will be entered into on the basis of the terms set forth above provided that (i) the audit committee and the board of directors of both the Company and BSIP will approve each new lease agreement, (ii) the term of any such new lease agreement entered into within the ten year period commencing on September 1, 2005 will be 10 years from the date such new lease agreement for a particular property is executed, and (iii) the aggregate properties BSIP and/or Hyper Hyper lease to the Company may not exceed 45,000 square meters.

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

        In addition to the above-described agreement the Company currently has various arrangements with BSIP and Hyper Hyper, as described below:

        Employee Lending Agreement

        Hyper Hyper has entered into an employee lending agreement with Blue Square according to which Blue Square agreed to make employees available to Hyper Hyper according to Hyper Hyper’s needs. Approximately 3,312 employees are working for Hyper Hyper under that arrangement as of December 31, 2006. In consideration for the use of these borrowed employees, Hyper Hyper pays Blue Square the full amount to be made to, or on account of, these employees according to the terms of the collective labor agreement between Blue Square and the Histadrut. Blue Square is responsible for paying the salaries and other benefits to the borrowed employees.

        Service and Management Agreements

        Blue Square acts as the exclusive purchaser for Hyper Hyper, purchasing supermarket goods for which no mark-up is charged to Hyper Hyper. In addition, Blue Square provides Hyper Hyper with storage, distribution, logistics and maintenance services, for which these companies generally pay their proportionate share of expenses. Under a management agreement, Blue Square provides Hyper Hyper and its subsidiaries with administrative, management and site selection services for which Hyper Hyper pays a fee calculated based on its net sales, up to 2% of net sales. The fee is subject to modification every three years pursuant to a review by an external and independent examiner. The fee commencing from January 2002 was 1.95% of Hyper Hyper’s sales. During 2005 and pursuant to a review by an examiner, the fee rate was changed to 1.96%, and amounted to approximately NIS 82.2 million in 2006.

        Blue Square provides certain services to BSIP pursuant to a management agreement in consideration for annual management fees of NIS 100,000 linked to the March 1996 CPI.

        Agreements to Identify Store Locations

        Blue Square and Hyper Hyper have an agreement according to which Blue Square identifies facilities suitable for the Hyper Hyper stores. In the event Hyper Hyper elects not to use, acquire or lease such facilities, Blue Square may elect to do so. Hyper Hyper has rights to acquire or lease facilities of approximately 1,500 square meters or more with approximately 80 parking spaces, and Blue Square has the same rights in connection with all other facilities. BSRE has confirmed that it is aware of this agreement and that it will honor this agreement, to the extent relevant to BSRE.

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

        Inter-Company Accounts

        We, BSIP and Hyper Hyper agreed to maintain inter-company accounts for day-to-day operations which bore interest at a rate equivalent to that charged by banks on short-term loans, provided that the rate is not lower than the monthly increase in the CPI. The average rate was 6.1% in 2006, 5.2% in 2005 and 5.5% in 2004.

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

        Arrangements between Blue Square and BSRE

        In connection with the transfer of Company real estate assets to BSRE, and in addition to the agreements between the Company and BSRE described in “Item 4. Information on The Company – B. Business Overview – Real Estate”, including the Transfer Agreement, the Split Agreement and the lease agreements, the Company and BSRE also entered into the following agreements:

        Service Agreement

        Pursuant to an agreement entered in August 2006, effective as of January 1, 2006, the Company provides to BSRE (directly or through its subsidiaries) the following services: Chairman of the board of directors services, financial and accounting management services (including bookkeeping), computer management and maintenance service, legal consulting and corporate secretary services, office space and related office services, and internal audit services. In consideration for these services, BSRE pays the Company an annual amount of NIS 2.5 million. In the event of the appointment of a Chairman of the board of directors of BSRE which is not an office holder of the Company, BSRE will bear the related cost, and the consideration payable under the agreement will be reduced to NIS 2 million. In addition, BSRE may request maintenance services and will pay additional consideration for such services in the amount of the direct costs to the Company plus 2%.

        The consideration was based on an estimate of the Company total costs for these services attributable to BSRE. The consideration is linked to changes to the Israeli CPI (since December 2005). Commencing in 2007, the consideration is to be increased each year by an amount equal to 0.2% of the difference between (x) the cost of BSRE assets (prior to depreciation and amortization) (“BSRE Asset Cost”) at the end of the preceding year and (y) the BSRE Asset Cost as of December 31, 2005, linked to changes to the Israeli CPI plus VAT.

        The agreement is for an initial term of five years (as of January 1, 2006) and will be extended from time to time upon the parties’ consent for additional five-year terms (or such other period agreed to by the parties at the extension date). The Company may terminate the agreement during the agreement term upon six months’ prior notice.

        Agreement with respect to the Allocation of Various Insurance Expenses

        Pursuant to agreement entered on August 13, 2006, insurances obtained by BSRE, such as: elementary insurance including, structure insurance, insurance for independent contractors, funds insurance, third party liability insurance and employers liability insurance will be obtained within the group policy of the Blue Square group. The insurance costs and expenses are allocated between the parties in accordance with different ratios determined by the parties depending on the insurance involved.

        Deposit of Cash Balances Agreement

        Pursuant to the agreement entered in August 2006, BSRE may, with the Company’s consent from time to time, deposit funds with the Company and receive in return funds in an ON CALL terms (on an on-demand basis). The amount of funds lent from each party to the other party may not exceed NIS 200 million at any time. Under the agreement no collateral is granted in exchange for the deposited funds. The interest paid by each party for funds received according to this arrangement will be at a rate equivalent to the rate that the Company is charged by banks in such month for ON CALL credit (short-term loans) on a monthly weighted average basis. The term of the agreement is two years from its approval by the shareholders of BSRE (February 28, 2007), and may be terminated by either party upon seven days’ prior notice. Any extension of the agreement is subject to approval by the audit committee, the board of directors and the shareholders meeting of BSRE.

        Ordinary Course Transactions

        From time to time, Blue Square enters into agreements and engages in transactions in the ordinary course of business with its subsidiaries and affiliates, such as for the purchases of merchandise, gasoline purchase agreements, including in connection with the operation of our gasoline station(s) and gas supply agreements with the Alon Group, joint sales and marketing promotions and legal consulting. Some subsidiaries enter into agreements and engage in transactions with other subsidiaries and affiliates of Blue Square.

        We are a party to a supply agreement with Palace Candles Inc. (“Palace”), a manufacturer and marketer of candles, aluminum disposable and other products, which is controlled by Yaakov Shalom Fisher. Until January 2007, Mr. Fisher was a director in Alon Retail (formerly Bronfman-Alon), Blue Square and the Chairman of the board of directors of BSIP and owns approximately 50.2% of the equity in M.B.I.S.F. Holdings Ltd., which until January 2007 indirectly held 26.5% of the equity interest of Alon Retail, our controlling shareholder. Pursuant to the agreement, we paid to Palace approximately NIS 51 million in 2006 for products acquired.

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

Board Resolution on Dividend Distributions

        Blue Square’s board of directors has resolved that Blue Square will not distribute dividends in any quarter if the ratio of Blue Square’s financial obligations (as defined by Maalot) to EBITDA for any quarter exceeds 3.5 until June 30, 2006 or exceeds 3.0 thereafter. The board of directors also decided that Blue Square would not distribute dividends in any quarter if the ratio of the cost unencumbered fixed assets as set forth on our financial statements (following depreciation) to financial obligations (as defined by Maalot) for any quarter is below 120%. These board of directors resolutions are not the dividend policy of Blue Square and they may be amended at any time by our board of directors.

Legal Proceedings

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

        We are subject to legal proceedings in connection with recognition of finance expenses.

        In 2005, the Income Tax Authority issued to the Company tax assessment orders for the years 1999-2001 alleging that certain finance expenses in the amount of approximately NIS 17 million are not to be recognized for tax purposes on the basis that such expenses were associated with loans incurred for the purpose of distributing a dividend. In 2005, the Company filed an appeal with the District Court contesting these assessments. In the opinion of the Company and its advisors, the provisions included in the Company financial statements are sufficient to cover the potential liabilities. For more information see “Item 3. Key Information – D. Risk Factors – A recent Israeli Supreme Court decision regarding the deductibility of financial expenses for tax purposes in connection of dividend distribution could have an adverse effect on our results of operations”.

        We are subject to legal proceedings in connection with tax assessments.

        In July 2005, the Income Tax Authority issued a notice of a deduction assessment for the years 2001- 2004 to the Company. The amount claimed under these assessments totaled NIS 34 million, and primarily relates to certain benefits granted to employees in the Company’s branches. In August 2005, the Company contested these assessments. In November 2005, several senior employees were questioned under warning, with respect to these benefits. In August 2006, Income Tax Authority issued to the Company deduction assessment orders for the years 2001- 2002 in the amount of approximately NIS 22 million. In September 2006, the Company filed an appeal with the District Court contesting these assessments. In the opinion of the Company and its advisors, the provisions included in the Company financial statements are sufficient to cover the potential liabilities.

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

        We are subject to inquiries in connection with alleged reduction by suppliers of the weight and/or contents of packaged products

        During 2006, several of our employees were questioned by a Ministry of Industry, Trade and Labor representative with respect to the practice of various suppliers that reduce the weight and/or contents of certain packaged products, but do not reduce the size or change the appearance of the packages or reduce the prices of such products. The allegation is that these practices mislead the consumer because they are not informed of the reduction in weight and/or content of the products. As of the date of this Annual Report, a number of class actions have been filed against certain of our suppliers in connection with the reduction of weight and/or content of products. The Company believes that it has acted in accordance with applicable law in this regard.

        Other proceedings

        In 2006, we were indicted in connection with discrepancies between the prices appearing on products, and the prices charged by the cash register at the point of sale. We do not believe that such indictment will have a material adverse effect on our business. See “Item 4. Information on Blue Square – B. Business Overview – Government Regulation”.

        We are involved in various other legal or other proceedings incidental to the ordinary course of our business. We do not believe that any of these proceedings, individually or in the aggregate, will have a material adverse effect on our business, financial position or operating results.

Independent Accountants

        On February 2, 2006, Blue Square shareholders approved the reappointment of Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as our auditors for the year ending December 31, 2006. On April 26, 2007, Blue Square shareholders approved the reappointment of Kesselman & Kesselman as our auditors for the year ending December 31, 2007. Kesselman & Kesselman has no relationship with us or with any affiliate of us, except as auditors.

B.	Significant Changes.

        Except as otherwise disclosed in this Annual Report, no significant change has occurred since December 31, 2006.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details.

ADSs

        The following table sets forth the annual high and low closing prices for Blue Square’s ADSs for the five most recent full financial years as reported by the New York Stock Exchange.

Year	High	Low

2002	$17.6	$7.5
2003	$11.5	$6.1
2004	$13.1	$9.3
2005	$11.3	$8.5
2006	$14.8	$9.8

        The following table sets forth the quarterly high and low closing prices for Blue Square’s ADSs for each quarter of the two most recent full financial years and the subsequent quarterly period, as reported by the New York Stock Exchange.

Year	High	Low

2005
First quarter	$11.0	$9.3
Second quarter	$10.1	$8.5
Third quarter	$10.9	$8.5
Fourth quarter	$11.3	$10.2

2006
First quarter	$11.8	$9.8
Second quarter	$12.6	$10.3
Third quarter	$12.6	$11.0
Fourth quarter	$14.8	$11.6

2007
First quarter	$16.4	$14.2

        The following table sets forth the monthly high and low closing prices for Blue Square’s ADSs for the last six months, as reported by the New York Stock Exchange.

2006	High	Low

December	$14.8	$14.2

2007	High	Low

January	$16.3	$14.2
February	$16.2	$14.6
March	$16.4	$14.4
April	$18.1	$16.1
May	$20.0	$17.1

        For additional information on Blue Square’s ADSs, see “Item 10. Additional Information – B. Memorandum and Articles of Association – Description of Securities – American Depositary Receipts.”

Ordinary Shares

        The following table sets forth the annual high and low closing prices for Blue Square’s ordinary shares for the years 2002, 2003, 2004, 2005 and 2006 as reported by the Tel Aviv Stock Exchange. Shares are traded on the Tel Aviv Stock Exchange in NIS, and the translation of the NIS to dollars has been made at the representative exchange rate of exchange on the last day of each period, as published by the Bank of Israel.

Year	High		Low
	NIS	$	NIS	$

2002	78.8	16.6	35.1	7.4
2003	50.2	11.5	29.4	6.7
2004	57.8	13.4	40.6	9.4
2005	53.8	11.7	38.6	8.4
2006	62.6	13.6	46.8	10.2

        The following table sets forth the quarterly high and low closing price for Blue Square’s ordinary shares for the quarters set forth below, as reported by the Tel Aviv Stock Exchange. The translation into dollars has been made at the representative rate of exchange on the last day of each period, as published by the Bank of Israel.

2005	High		Low
	NIS	$	NIS	$

First Quarter	48.0	11.0	41.0	9.4
Second quarter	44.2	9.7	38.6	8.4
Third quarter	50.0	10.9	40.0	8.7
Fourth quarter	53.8	11.7	47.6	10.3

2006	High		Low
	NIS	$	NIS	$

First Quarter	54.6	11.7	46.8	10.0
Second Quarter	55.3	12.5	49.4	11.1
Third Quarter	54.3	12.6	48.5	11.3
Fourth Quarter	62.6	13.6	50.8	11.0

2007	High		Low
	NIS	$	NIS	$

First Quarter	69.3	16.7	60.3	14.5

        The following table sets forth the monthly high and low closing prices for Blue Square’s ordinary shares for the last six months, as reported by the Tel Aviv Stock Exchange. The translation into dollars is based on the representative rate of exchange on the last day of each period, as published by the bank of Israel.

2006	High		Low
	NIS	$	NIS	$

December	62.6	13.6	59.2	12.9

2007	High		Low

January	68.6	16.1	60.3	14.2
February	68.4	16.2	62.6	14.9
March	67.9	16.3	61.3	14.8
April	70.8	17.6	67.5	16.8
May	77.7	19.3	69.6	17.3

        For additional information on our ordinary shares, see “Item 10. Additional Information – B. Memorandum and Articles of Association Description of Securities – Ordinary Shares.

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

Board of Directors

        Under Blue Square’s Articles of Association the board of directors shall not, without the affirmative vote of at least seventy five percent (75%) of the members of the board of directors who participate and vote at a meeting of the board of directors, resolve to do any of the following: (a) approve any material transaction involving Blue Square group which requires the Blue Square group to invest in equity a sum exceeding 20 Million US Dollars; (b) approve the entering into new fields of business by the Blue Square Group; (c) approve transactions between Blue Square group and Interested Parties; (d) approve amendments to the Articles of Association of the Company; or (e) approve a merger between the Company and Blue Square Investments & Properties Ltd. (“BSIP”); or an acquisition offer regarding BSIP shares held by the public; or reorganizational structural changes of the Company or BSIP.

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

        The approval of Ordinary Interested Transactions by the bodies or persons may be done by means of an approval of a particular type of transaction or an approval of a particular transaction. The approval must confirm that the transaction is not adverse to the company’s interest. Furthermore, if the transaction is an extraordinary transaction, then, in addition to any approval stipulated by the Articles of Association, it also must be approved by the company’s audit committee and then by the board of directors, and, under certain circumstances, by a meeting of the shareholders of the company. Under the provisions of the Israeli Companies Law, a director who has a personal interest in a matter, which is considered at a meeting of the board of directors or the audit committee, may not be present at this meeting or vote on this matter, unless it is not an extraordinary transaction as defined in the Israeli Companies Law. However, if the majority of the directors have a personal interest in a matter, they shall be allowed to participate and vote on this matter, but an approval of the transaction by the shareholders in the general meeting shall be required.

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

        The Articles of Association provide that the board of directors may delegate all of its powers to such committees of the board of directors as it deems appropriate, subject to the provisions of the Israeli Companies Law, and they may from time to time widen, narrow or cancel the delegation of such power. The Israeli Companies Law provides that certain powers of the board of directors may not be delegated by the board of directors. See “Item 6. Directors, Senior Management and Employees – C. Board Practices – Committees.”

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

        The ordinary shares do not have preemptive rights, preferred rights or any other right to purchase the company’s security. Neither our Articles of Association nor the laws of the State of Israel restrict the ownership or voting of ordinary shares by non-residents of Israel, except for subjects of countries which are enemies of Israel.

        Transfer of Shares. Fully paid ordinary shares are issued in registered form and may be freely transferred pursuant to our Articles of Association unless that transfer is restricted or prohibited by another instrument.

        Notices. Under the Israeli Companies Law and our Articles of Association, we are required to publish notices in two daily newspapers at least 14 calendar days’ prior notice of an ordinary shareholders’ meeting and at least 21 calendar days’ prior notice of any shareholders’ meeting in which the agenda includes matters which may be voted on by voting instruments. Under recently amended regulation promulgated under the Israeli Companies Law, however, we are required to publish notice in two daily newspapers at least 35 calendar days prior any shareholders’ meeting in which the agenda includes matters which may be voted on by voting instruments. Regulations under the Israeli Companies Law exempt companies, like Blue Square, whose shares are listed for trading both on a stock exchange in and outside of Israel, from some provisions of the Israeli Companies Law. A recent amendment to these regulations is intended to also exempt such companies from the requirements of the Israeli proxy regulation, under certain circumstances.

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

        Election of Directors. Our ordinary shares do not have cumulative voting rights in the election of directors. As a result, the holders of ordinary shares representing more than 50% of our ordinary shares and voting power have the power to elect all of our directors, other than our external directors, whose election requires, in addition to the vote of a majority of shareholders, that at least one-third of the non-controlling shareholders who participate in the vote, vote for their nomination, or that less than one percent of the non-controlling shareholders vote against their nomination. Currently, Alon Retail has the power to elect all of our directors other than our two external directors. See Item 3. Key Information – D. Risk Factors – “Alon Retail (formerly Bronfman-Alon) is able to control the outcome of matters requiring shareholder approval.”

        Dividend and Liquidation Rights. Our profits, in respect of which a resolution was passed to distribute them as dividend or bonus shares, shall be paid on account of the nominal value of shares held by the shareholders. In the event of Blue Square’s liquidation, the liquidator may, with the general meeting’s approval, distribute parts of the company’s property in specie among the shareholders and he may, with similar approval, deposit any part of the company’s property with trustees in favor of the shareholders as the liquidate, with the approval mentioned above deems fit.

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

        Annual general shareholders’ meetings of shareholders are held once every year within a period of not more than 15 months after the last preceding annual general shareholders’ meeting. The meeting shall be held at the companies registered offices, unless the board of directors has determined otherwise. The board of directors may call special general meetings of shareholders. The Israeli Companies Law provides that a special general meeting of shareholders may be called by the board of directors or by a request of two directors or 25% of the directors in office, or by shareholders holding at least 5% of the issued share capital of the company and at least 1% of the voting rights, or of shareholders holding at least 5% of the voting rights of the company.

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

        For a summary of material contracts, see “Item 4. Information on The Company – B. Business Overview – Real Estate, “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Debentures”, “Item 6. Directors, Senior Management and Employees – C. Board Practices – Exemption, Insurance and Indemnification of Directors and Officers – Limitations on Insurance and Indemnification,” “Item 6. Directors, Senior Management and Employees – D. Employees”, “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions,” “Item 10. Additional Information – B. Memorandum and Articles of Association – Description of Securities – American Depositary Receipts” and our consolidated financial statements and notes included elsewhere in this Annual Report.

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

Corporate Tax Structure

        General

        In accordance with the 2006 Tax Reform, the 31% corporate tax rate in 2006 is scheduled to be reduced to 29% in 2007, to 27% in 2008, to 26% in 2009 and to 25% in for 2010 and thereafter.

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

        Taxation of the Company Shareholders

        Dividends

—	Israeli resident – The distribution of dividend income to Israeli residents who purchased our Shares will generally be subject to income tax at a rate of 20% (in 2006 and thereafter) for individuals (25% if the dividends receipient is a “significant shareholder” (inter alia, more than 10% of our outstanding voting rights during the 12 months prior to a dividend distribution)) and will be exempt from income tax for corporations.

—	Non Israeli resident – non Israeli residents (both individual and corporation) are generally subject to Israeli income tax on the receipt of dividends paid on the ordinary shares at the rate of 20% (25% if the dividends receipient is a “significant shareholder” (see aforementioned)), which tax will be withheld at source. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of the ordinary shares who is a U.S. resident is 25%.

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

        Capital Gains Taxes Applicable to Israeli Shareholders

        Real Gains derived from the disposal after January 1, 2003 of an asset purchased prior to this date will be subject to capital gains tax at a blended rate. The regular corporate tax rate of 29% (in 2007) and a marginal tax rate of up to 48% (in 2007) for individuals will be applied to the gain amount which bears the same ratio to the total gain realized as the ratio which the holding period commencing at the acquisition date and terminating on January 1, 2003 bears to the total holding period. The remainder of the gain realized will be subject to capital gains tax at a 25% rate for corporations (29%, in 2007, if the corporation are subject to the Inflationary Adjustments Law) and 20% for individuals (25% if the shareholder is a “significant shareholder” (see aforementioned), or if the shareholder claims a deduction of financing expenses).

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

        Taxation of investors engaged in a business of trading securities

        Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (29% for a corporation in 2007, and a marginal tax rate of up to 48% for individuals).

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

        Taxation of the Disposition of Ordinary Shares

        Upon the sale, exchange or other disposition of ordinary shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between such U.S. holder’s basis in the ordinary shares, which is usually the cost of such shares, and the amount realized on the disposition. Capital gain from the sale, exchange or other disposition of ordinary shares is eligible for a maximum 15% rate of taxation for individuals, unless the invidual has held the ordinary shares for less than one year, in which event the individual will be taxed at his marginal tax rate. Capital gain from the sale, exchange or other disposition of ordinary shares is taxed as ordinary income at a maximum rate of 35% for a corporate shareholder. Gains and losses recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares will be treated as United States source income or loss for United States foreign tax credit purposes. The deductibility of a capital loss recognized on the sale, exchange or other disposition of ordinary shares is subject to limitations.

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

        Blue Square believes that it was not a PFIC in 2006. However, the tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, there can be no assurance that Blue Square will not become a PFIC. If Blue Square determines that it has become a PFIC, Blue Square will notify its U.S. holders and provide them with the information necessary to comply with the QEF rules. U.S. holders who hold ordinary shares during a period when Blue Square is a PFIC will be subject to the foregoing rules, even if Blue Square ceases to be a PFIC, subject to certain exceptions for U.S. holders who made a QEF election. U.S. holders are urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to Blue Square’s ordinary shares and ADSs in the event that Blue Square qualifies as a PFIC.

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

Interest Rate Sensitivity

        The Company is exposed to various market risks, most of them related to changes in interest rates and changes in the Israeli CPI.  Loans and Debentures in the amount of approximately NIS 1,133 million bear interest at fixed rates, and therefore changes in the interest rates will affect the fair value of such loans. Other loans set forth below and a deposit of NIS 526 million bear interest at variable rates (as a result of changing interest rates or CPI linkage), and therefore change in the CPI or the prime interest rate will affect future cash flow and interest expenses.

        The table below provides information about Blue Square’s financial instruments as of December 31, 2006:

	December 31, 2006 Expected Maturity (NIS in thousands)
	2007	2008	2009	2010	2011	from 2012 and thereafter	Total

Long term loan from banks - linked:

Linked to the Israeli CPI - 4.68%
(weighted average rate as of December 31, 2006)	95,098	32,721	33,265	8,324	-	-	169,408

Long term loans from Bank - unlinked:

Fixed annual interest rate of 6.7%	12,500	6,250	-	-	-	-	18,750

Variable interest (average annual rate as of
December 31, 2006 - Prime minus 0.32%)	64,487	14,885	12,962	4,167	-	-	96,501

	172,085	53,856	46,227	12,491			284,659

Debentures - Linked to the Israeli CPI:

Issued by the Company - fixed rate 5.9% (1)	-	67,893	-	67,893	-	67,893	203,679

Issued by BSRE - fixed rate 4.7%	-	-	-	-	-	650,000	650,000

Convertible Debentures Linked to the Israeli CPI:
Issued by the Company - fixed rate 5.9% (1)	53,706	-	53,706	-	53,132	-	160,544

Issued by BSRE - fixed rate 6.25%	-	-	-	-	-	100,000	100,000

	53,706	67,893	53,706	67,893	53,132	817,893	1,114,223

Deposit in Banks - Variable interest (average annual
rate as of December 31, 2006 - Prime minus 1.47%)	526,000	-	-	-	-	-	526,000

(1) See also “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Debentures”.

        For CPI linked financial instruments as stipulated in the table above, a one percent increase (decrease) in the CPI would cause an approximately NIS 9.3 million decrease (increase) in net income for the next year.

Inflation Risks

        In accordance with Israeli Accounting Standard No. 12 adopted by the Israeli Accounting Standards Boards, our financial statements ceased to be adjusted for inflation in Israel for periods beginning on or after January 1, 2004. The amounts included in our financial statements as of December 31, 2003 served as the starting point for nominal financial reporting beginning January 1, 2004. The adoption of Standard No. 12 could have material adverse effect on our results of operations. As a result of the adoption of this standard, our assets and revenues ceased to be adjusted for inflation in Israel, while the repayment of interest and principal under most of our loans and all debentures continues to be linked to the Israeli CPI as provided in our loan and debenture agreements. As a result, an increase in inflation would have the effect of increasing our financial expenses without any offsetting increase in our assets and revenues on our financial statements, leading to lower reported earnings and shareholders equity. The extent of this effect on our financial statement would be dependent on the rate of inflation in Israel.

        The table below provides information about the changes of the CPI and the “known” CPI index:

	CPI	The "known" CPI index

2004	1.2%	0.9%
2005	2.4%	2.7%
2006	(0.1)%	(0.3)%

        The table below provides an analysis of monetary assets and liabilities by currency and linkage as of December 31, 2006:

	Israeli Currency
	Unlinked	Linked to the Israeli CPI
	NIS in thousands

Cash and cash equivalents	184,454	-
Short-term Investments	34,391	30,896
Trade receivables	672,605	-
Short-term deposit	526,459	-
Other accounts receivables	66,801	20,614
Investments in an associated company	125	2,094
Other Long-term receivables	796	-

	1,487,630	53,604
Short-term credit from banks	39,067	-
Trade payables	943,795	1,212
Other accounts payables and accrued expenses	252,735	13,197
Long term loans from banks including current maturities	115,252	169,407
Debentures	-	827,558
Convertible debentures	-	268,500

	1,350,849	1,278,874

Monetary assets (liabilities), net	136,781	(1,225,270)

        For further information regarding market risks, see note 13 to our consolidated financial statements.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. to E.	Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

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

          (b) Management’s Annual Report on Internal Control over Financial Reporting. Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that:

—	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and asset dispositions;

—	provide reasonable assurance that transactions are recorded as necessary to permit the preparation of our financial statements in accordance with generally accepted accounting principles;

—	provide reasonable assurance that receipts and expenditures are made only in accordance with authorizations of our management and board of directors (as appropriate); and

—	provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements.

        Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2006 based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment and this framework, our management concluded that the Company’s internal control over financial reporting were effective as of December 31, 2006.

        (c) Kesselman & Kesselman, an independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited, which has audited the financial statements included in this Annual Report on Form 20-F, has issued an attestation report on management’s assessment of the Company’s internal control over financial reporting; their report is included in Item 17.

        (d) Changes in Internal Control Over Financial Reporting. There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

        The board of directors has determined that Shlomo Even is an “audit committee financial expert” as defined in Item 16A of Form 20-F and is independent in accordance with the NYSE listing standards for audit committees applicable to Blue Square.

ITEM 16B.	CODE OF ETHICS

        As of the date of this Annual Report, we have adopted a code of ethics that applies to our Chief Executive Officer, President, Chief Financial Officer, Corporate Controller and employees. This code of ethics is posted on our website, www.bsi.co.il/codeofethics. htm.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, served as our independent public accountants for the fiscal years ended December 31, 2005 and 2006, for which audited financial statements appear in this Annual Report on Form 20-F.

        The following table presents the aggregate fees for professional services rendered by such accountants to us during their respective term as our principal accountants in 2005 and 2006.

	2005	2006
	(In NIS)	(In NIS)

Audit Fees (1)	639,097	1,995,992
Audit-Related fees (2)	-	355,365
Tax Fees (3)	156,560	464,125
All Other Fees (4)	212,857	-

TOTAL	1,008,514	2,815,482

(1)	Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor can reasonably provide, and include the group audit; statutory audits; comfort letters and consents; attest services; assistance with and review of documents filed with the SEC and Sarbanes-Oxley Act compliance.

(2)	Audit-related services in connection with BSRE’s initial public offering.

(3)	Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, restructuring, transfer pricing, and requests for rulings or technical advice from taxing authority; tax planning services; and expatriate tax planning and services.

(4)	All Other Fees include fees billed in connection with the following: the transfer by the Company of real estate assets to BSRE, a new wholly owned subsidiary of the Company; data security review; and accounting advice services in connection with several Company transactions.

Audit Committee Pre-Approval Policies and Procedures

        One of our audit committee’s main roles is to assist the board of directors in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing and reporting practices of the Company. The Audit Committee oversees the appointment, compensation, and oversight of the public accounting firm engaged to prepare or issue an audit report on the financial statements of the Company. Our audit committee has adopted a pre-approval policy for audit and non-audit services.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

PART III

ITEM 17.	FINANCIAL STATEMENTS

        The financial statements required by this item are found at the end of this Annual Report, beginning on page F-1.

ITEM 18.	FINANCIAL STATEMENTS

        We have responded to Item 17 in lieu of this item.

ITEM 19.	EXHIBITS

        The exhibits filed with or incorporated into this Annual Report are listed in the index of exhibits below.

Exhibit No.	Description

1.1	Memorandum of Association of the Registrant (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-1 (File No. 333-05024)).

1.2	Articles of Association of the Registrant adopted in August 2001 (incorporated by reference to Exhibit 1.2 to Blue Square's Annual Report on Form 20-F for the year ended December 31, 2001).

1.3	Amendments to Articles of Association of the Registrant adopted in January 2004 (incorporated by reference to Exhibit 1.3 to Blue Square's Annual Report on Form 20-F for the year ended December 31, 2003).

1.4	Amendment to Articles of Association of the Registrant adopted in February 2006 (incorporated by reference to Exhibit 1.4 to Blue Square's Annual Report on Form 20-F for the year ended December 31, 2005).

2.1	Form of Deposit Agreement (incorporated by reference to Exhibit (a) to the Registration Statement on Form F-6 (File No. 333-05158)).

4.1	Service Agreement made and entered into on the 1st day of January 1990 between Blue Square Chain (Super Super) Ltd. and Blue Square Chain (Hyper Hyper) Ltd. (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-1 (File No. 333-05024)).

4.2	Supply Agreement made and entered into on the 1st day of January 1990 between Blue Square Chain (Super Super) Ltd. and Blue Square Chain (Hyper Hyper) Ltd. (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-1 (File No. 333-05024)).

4.3	Management Agreement made and entered into on July 23, 1996 between Blue Square Chain Investments & Properties Ltd. and the Registrant (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form F-1 (File No. 333-05024)).

4.4	An Agreement to Loan Employees made and entered into on July 23, 1996 between Blue Square Chain Properties (Hyper Hyper) Ltd. and the Registrant (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-1 (File No. 333-05024)).

4.5	Agreement made and entered into on July 25, 1996 between the Registrant and Blue Square Chain (Hyper Hyper) Ltd. regarding property selection (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form F-1 (File No. 333-05024)).

Exhibit No.	Description

4.6	Registration Rights Agreement, dated as of July 25, 1996, by and among the Registrant and Co-Op Blue Square Consumers Cooperative Society Ltd. (incorporated by reference to Exhibit 10.15 to the Registration Statement on Form F-1 (File No. 333-05024)).

4.7	Letter, dated July 1, 1996, by Co-Op Blue Square Consumers Cooperative Society Ltd. indemnifying the Registrant against certain real estate tax liabilities (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form F-1 (File No. 333-05024)).

4.8	Letter, dated May 21, 1993 and March 18, 1993, by Co-Op Blue Square Consumers Cooperative Society Ltd. indemnifying Blue Square Chain Investments & Properties Ltd. against certain real estate tax liabilities (incorporated by reference to Exhibit 10.18 to the Registration Statement on Form F-1 (File No. 333-05024)).

4.9	Form of Letter of Exemption and Indemnity adopted in February 2001 (incorporated by reference to Exhibit 4.13 to Blue Square's Annual Report on Form 20-F for the year ended December 31, 2000).

4.10	Form of Letter of Exemption and Indemnity (English translation accompanied by the Hebrew original). (incorporated by reference to Exhibit 4.14 to Blue Square's Annual Report on Form 20-F for the year ended December 31, 2001).

4.11	Special Collective Agreement made on the 28th day of May 1996 between Co-Op Blue Square Consumers Cooperative Society Ltd., the Registrant and The New Federation of Labor in Israel/The Federation of Clerical, Administrative and Services Employees and Consumers Cooperative Union-Central Cooperative Society Ltd. (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-1 (File No. 333-05024)).

4.12	Special Collective Agreement made on the 3rd day of September 2000 between Blue Square and The New Federation of Labor in Israel. The Federation of Clerical, Administrative and Services Employees / the Commercial Section Employees and the committee of Blue Square employees. (English summary accompanied by the Hebrew original) (incorporated by reference to Exhibit 4.16 to Blue Square's Annual Report on Form 20-F for the year ended December 31, 2001).

4.13	Collective Agreement, made on August 13, 2003, by and among Blue Square - Israel Ltd. and The New Federation of Labor in Israel/The Federation of Clerical, Administrative and Services Employees and the National Committee of the Blue Square Co-Op Employees (English translation) (incorporated by reference to Exhibit 4.15 to Blue Square's Annual Report on Form 20-F for the year ended December 31, 2003).

4.14	Collective Agreement, made on October 15, 2003, by and among Blue Square - Israel Ltd. and The New Federation of Labor in Israel/The Federation of Clerical, Administrative and Services Employees and the National Workers Committee of Blue Square-Israel Ltd (English translation) (incorporated by reference to Exhibit 4.16 to Blue Square's Annual Report on Form 20-F for the year ended December 31, 2003).

4.15	Special Collective Bargaining Agreement made on the 21st day of January 2005 among Blue Square, the Histadrut and the National Committee of Blue Square-Israel. (English translation). (incorporated by reference to Exhibit 4.15 to Blue Square's Annual Report on Form 20-F for the year ended December 31, 2004).

4.16	Special Collective Bargaining Agreement made on April 26, 2006 among Blue Square, the MAOF Histadrut and Blue Square-Israel Employees' Union (English translation).

4.17	Special Collective Bargaining Agreement made on May 29, 2006 among Blue Square, the MAOF Histadrut and Blue Square-Israel Employees' Union (English translation).

Exhibit No.	Description

4.18	Deed of Trust made on August 5, 2003, by and between Blue Square - Israel Ltd. and Israel Discount Bank Trust Company Ltd., together with second schedule (English translation) (incorporated by reference to Exhibit 4.18 to Blue Square's Annual Report on Form 20-F for the year ended December 31, 2003).

4.19	First Schedule to Deed of Trust - Debenture Certificate for Registered Debenture (Series A) of NIS 1 par value each (out of series of NIS 200,000,000 par value Debentures (Series A)) (English translation) (incorporated by reference to Exhibit 4.19 to Blue Square's Annual Report on Form 20-F for the year ended December 31, 2003).

4.20	First Schedule to Deed of Trust - Debenture Certificate for Registered Debenture (Series B) of NIS 1 par value each (out of series of NIS 200,000,000 par value Debentures (Series B)) (English translation) (incorporated by reference to Exhibit 4.20 to Blue Square's Annual Report on Form 20-F for the year ended December 31, 2003).

4.21	Agreement between the Registrant and Blue Square Chain (Hyper Hyper) Ltd. (incorporated by reference to Exhibit 4.21 to Blue Square's Annual Report on Form 20-F for the year ended December 31, 2002).

4.22	General services framework and expenses allotment agreement, dated October 11, 2005, among Blue Square, Blue Square Chain Investments & Properties Ltd. and Blue Square Chain (Hyper Hyper) Ltd., as amended (incorporated by reference to Exhibit 4.21 to Blue Square's Annual Report on Form 20-F for the year ended December 31, 2005).

4.23	Transfer Agreement, dated June 21, 2006, between Blue Square and Blue Square Real Estate Ltd. (English translation)

4.24	Split Agreement, dated April 2, 2006, between Blue Square and Blue Square Real Estate Ltd. (English translation)

4.25	Lease Agreement, dated August 13, 2006, between Blue Square and Blue Square Real Estate Ltd. (English translation)

4.26	Lease Agreement, dated June 23, 2006, between Blue Square and Blue Square Chain Investments & Properties Ltd Blue Square Real Estate Ltd (assigned to BSRE) (English translation)

4.27	Service Agreement, dated August 13, 2006, between Blue Square and Blue Square Real Estate Ltd. (English translation)

4.28	Underwriting Agreement, dated August 15, 2006, among Blue Square Real Estate Ltd., and Poalim I.B.I Underwriting and Issues Ltd., Africa-Israel Issues Ltd., Discount Underwriting and Issues Ltd. and various other underwriters (English translation).

4.29	Deed of Trust (for Series A Debenture) made on August 14, 2006, by and between Blue Square Real Estate Ltd. and Hermetic Trust (1975) Ltd., together with second schedule (English translation).

4.30	First Schedule to Deed of Trust - Debenture Certificate for Registered Debentures (Series A) of NIS 1 par value each (out of series of NIS 100,000,000 par value Debentures (Series A)) (English translation).

4.31	Deed of Trust (for Series B Debenture) made on August 14, 2006, by and between Blue Square Real Estate Ltd. and Hermetic Trust (1975) Ltd., together with second schedule (English translation).

Exhibit No.	Description

4.32	First Schedule to Deed of Trust - Debenture Certificate for Registered Debentures (Series B) of NIS 1 par value each (out of series of NIS 650,000,000 par value Debentures (Series B)) (English translation).

8	List of Subsidiaries.

12.(a).1	Certification by CEO pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

12.(a).2	Certification by CFO pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

13.(a).1	Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

BLUE SQUARE – ISRAEL LTD.

2006 ANNUAL REPORT

Kesselman & Kesselman Certified Public Accountants Trade Tower, 25 Hamered Street Tel Aviv 68125 Israel P.O Box 452 Tel Aviv 61003 Telephone +972-3-7954555 Facsimile +972-3-7954556

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

BLUE SQUARE – ISRAEL LTD

We have completed an integrated audit of the 2006 consolidated financial statements of Blue Square – Israel Ltd. and its subsidiaries and proportionately consolidated companies (collectively – “the Company”) and of its internal control over financial reporting as of December 31, 2006 and audits of its 2005 and 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the consolidated balance sheets of Blue Square – Israel Ltd. and its subsidiaries and proportionately consolidated companies as of December 31, 2006 and 2005 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of a certain subsidiary, whose assets included in consolidation constitute approximately 4.2% and 3.64% of total consolidated assets as of December 31, 2006 and 2005, respectively, and whose revenues included in consolidation constitute approximately 3.5% and 1.57% of total consolidated revenues for the years ended December 31, 2006 and 2005 , respectively. We also did not audit the financial statements of associated company, the Company’s interest in which as reflected in the balance sheets as of December 31, 2006 is NIS 4.8 million, and the Company’s share in profit is  NIS 1.3 million for the year ended December 31, 2006. The financial statements of the above subsidiary and associated company were audited by other independent registered public accounting firm, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those companies, is based on the report of other independent registered public accounting firm.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other independent registered public accounting firm provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other independent registered public accounting firm, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries and proportionally consolidated companies as of December 31, 2006 and 2005 and the consolidated results of operations, and cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States.  Information relating to the nature and effect of such differences is presented in note 18 to the consolidated financial statements.

As explained in note 2a, the financial statements referred to above are presented in New Israeli Shekels, in conformity with accounting standards issued by the Israel Accounting Standards Board.

Without qualifying our opinion, we draw attention to the fact that on January 1, 2006, a number of new accounting standards of the Israel Accounting Standards Board became effective and were implemented by the Company in the preparation of these financial statements; as detailed in note 2t, the standards were applied retroactively and comparative figures were restated in these financial statements regarding the computation of earnings per share, as prescribed by the relevant standard.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in Report of the Company’s Management on Internal Control Over Financial Reporting appearing under item 15, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Tel-Aviv, Israel June 28, 2007	Kesselman & Kesselman Certified Public Accountants (Israel)

BLUE SQUARE – ISRAEL LTD.

CONSOLIDATED BALANCE SHEETS

				Convenience translation (note 2p)
		December 31,		December 31,
		2005	2006	2006
	Note	NIS (see note 2a)		U.S. dollars
		In thousands

A s s e t s	11

CURRENT ASSETS:	14
Cash and cash equivalents	2c	66,773	186,454	44,131
Marketable securities	15a	-	65,287	15,453
Deposit in bank		-	526,459	124,606
Trade receivables	15b	558,758	672,605	159,196
Other accounts receivable	15c	129,670	119,028	28,172
Inventories	15d	356,881	392,583	92,920

Total current assets		1,112,082	1,962,416	464,478

INVESTMENTS AND LONG TERM RECEIVABLES:
Restricted deposit		500,190	-	-
Investments in associated companies	3	3,325	4,762	1,127
Other long-term receivables	15e	2,962	2,618	620

		506,477	7,380	1,747

FIXED ASSETS, NET OF ACCUMULATED DEPRECIATION AND AMORTIZATION	4	1,971,577	2,000,640	473,524

DEFERRED TAXES	12b	8,494	16,789	3,974

OTHER ASSETS, NET OF ACCUMULATED AMORTIZATION:	5
Goodwill		82,511	83,278	19,711
Deferred charges		1,894	1,230	291

		84,405	84,508	20,002

		3,683,035	4,071,733	963,725

June 28, 2007 ———————————— Date of approval of the financial statements	———————————— David Wiessman Chairman of the Board of Directors	———————————— Gil Unger Chief Executive Officer	———————————— Dror Moran Vice President and Chief Financial Officer

The accompanying notes are an integral part of the consolidated financial statements.

BLUE SQUARE – ISRAEL LTD.

CONSOLIDATED BALANCE SHEETS

				Convenience translation (note 2p)
		December 31,		December 31,
		2005	2006	2006
	Note	NIS (see note 2a)		U.S. dollars
		In thousands

Liabilities and shareholders' equity

CURRENT LIABILITIES:	11, 14
Credit and loans from banks	15f	291,058	211,152	49,977
Current maturities of debentures	7	68,258	53,706	12,711
Trade payables		879,136	945,007	223,670
Other accounts payable and accrued expenses	15g	323,674	409,153	96,842

Total current liabilities		1,562,126	1,619,018	383,200

LONG-TERM LIABILITIES:
Long-term loans from banks, net of current
maturities	6	781,304	112,574	26,645
Debentures, net of current maturities	7	136,517	827,558	195,872
Convertible debentures, net of current
maturities	7	184,989	214,794	50,839
Deferred income taxes	12b	13,392	30,198	7,147
Liability for employee rights, net of amount
funded	8	28,166	35,527	8,409

Total long-term liabilities		1,144,368	1,220,651	288,912

CONTINGENT LIABILITIES AND COMMITMENTS	9

Total liabilities		2,706,494	2,839,669	672,112

MINORITY INTEREST	15h	111,233	239,142	56,602

SHAREHOLDERS' EQUITY:	10
Share capital -
Ordinary shares of NIS 1 par value -
Authorized: 100,000,000 shares as of
December 31, 2006 and 2005; Issued and
outstanding 39,692,983 and 38,950,091
shares as of December 31, 2006 and 2005,
respectively		52,671	53,414	12,642
Additional paid-in capital		714,796	737,756	174,617
Retained earnings:
Dividend declared subsequent to balance
sheet date		50,000	60,000	14,201
Unappropriated		47,841	141,752	33,551

Total shareholders' equity		865,308	992,922	235,011

		3,683,035	4,071,733	963,725

The accompanying notes are an integral part of the consolidated financial statements

BLUE SQUARE – ISRAEL LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

		2004	2005	2006	Convenience translation (note 2p) 2006
	Note	NIS (see note 2a)			U.S. dollars
		In thousands (except share and per share data)

Sales	2m	5,365,784	5,797,018	6,515,035	1,542,021
Cost of sales		3,962,303	4,298,211	4,812,952	1,139,160

Gross profit		1,403,481	1,498,807	1,702,083	402,861
Selling, general and administrative
expenses	15i	1,203,391	1,269,760	1,396,877	330,622

Operating income		200,090	229,047	305,206	72,239
Financial expenses, net	15j	(58,090)	(59,529)	(42,368)	(10,029)

		142,000	169,518	262,838	62,210

Amortization of goodwill		(5,870)	(6,508)	-	-
Other income (expenses), net	15k	(19,593)	690	78,022	18,467

Income before taxes on income		116,537	163,700	340,860	80,677
Taxes on income	12d	41,230	58,490	96,660	22,878

Income after taxes on income		75,307	105,210	244,200	57,799
Share in profits (losses) of associated
companies, net		(1,204)	498	1,284	304
Minority interest in profits of
subsidiaries, net		13,555	15,717	31,573	7,473

Net income for the year		60,548	89,991	213,911	50,630

Net income per Ordinary share or ADS:	2t

Basic		1.57	2.32	5.46	1.29

Fully diluted		*1.54	*2.26	4.92	1.16

Weighted average number of shares or ADS
used for computation of income per
share:

Basic		*38,614,640	*38,832,663	39,207,214	39,207,214

Fully diluted		*44,074,329	*44,443,433	44,939,831	44,939,831

* after retrospective application of accounting change – see note 2t.

The accompanying notes are an integral part of the consolidated financial statements.

BLUE SQUARE – ISRAEL LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

			Retained earnings
	Share capital	Additional paid-in capital	Dividend declared subsequent to balance sheet date	Unappropriated	Total
	NIS in thousands (see note 2a)

BALANCE AT JANUARY 1, 2004	52,121	741,008	198,421	45,790	1,037,340

CHANGES DURING 2004:

Issuance of shares upon conversion of
convertible debentures	382	13,256	-	-	13,638
Dividend paid	-	-	(198,421)	(54,390)	(252,811)
Dividend declared subsequent to balance
sheet date	-	-	-	(39,405)	(39,405)
Net income	-	-	-	60,548	60,548

BALANCE AT DECEMBER 31, 2004	52,503	754,264	-	12,543	819,310

CHANGES DURING 2005:

Issuance of shares upon conversion of
convertible debentures	168	5,432	-	-	5,600
Reclassification of capital reserve
related to capital gain from
transaction with previous parent
cooperative (see note 10c)	-	(44,900)	-	44,900	-
Gain on derivatives hedging dividend
payable, net of taxes	-	-	-	407	407
Dividend paid	-	-	-	(50,000)	(50,000)
Dividend declared subsequent to balance
sheet date	-	-	50,000	(50,000)	-
Net income	-	-	-	89,991	89,991

BALANCE AT DECEMBER 31, 2005	52,671	714,796	50,000	47,841	865,308

CHANGES DURING 2006:

Issuance of shares upon conversion of
convertible debentures	743	22,960	-	-	23,703
Dividend paid	-	-	(50,000)	(60,000)	(110,000)
Dividend declared subsequent to balance
sheet date	-	-	60,000	(60,000)	-
Net income	-	-	-	213,911	213,911

BALANCE AT DECEMBER 31, 2006	53,414	737,756	60,000	141,752	992,922

	Convenience translation into U.S. dollars in thousands (note 2p)

BALANCE AT JANUARY 1, 2006	12,466	169,182	11,834	11,323	204,805

CHANGES DURING 2006:

Issuance of shares upon conversion of
convertible debentures	176	5,435	-	-	5,611
Dividend paid	-	-	(11,834)	(14,201)	(26,035)
Dividend declared subsequent to balance
sheet date	-	-	14,201	(14,201)	-
Net income	-	-	-	50,630	50,630

BALANCE AT DECEMBER 31, 2006	12,642	174,617	14,201	33,551	235,011

The accompanying notes are an integral part of the consolidated financial statements.

(Continued) – 1

BLUE SQUARE – ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

				Convenience translation (note 2p)
	2004	2005	2006	2006
	NIS (see note 2a)			U.S. dollars
	In thousands

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	60,548	89,991	213,911	50,630
Adjustments required to reflect the cash flows
from operating activities (a)	288,010	119,769	56,060	132,269

Net cash provided by operating activities	348,558	209,760	269,971	63,899

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchase of fixed assets	(89,404)	(89,050)	(113,791)	(26,933)
Investment in restricted deposit and long-term
receivables		(500,028)	-	-
Collection of other long-term receivalbes	-	-	319	76
Grant of long-term loan	-	(205)	(245)	(58)
Proceeds from sale of fixed assets	11,527	9,213	9,447	2,236
Deconsolidation of former investee company (c)	(505)	-	-	-
Realization (purchase) of marketable securities, net	15,817	-	(64,972)	(15,378)
Proceeds from realization of investment in a
subsidiary	-	-	11,315	2,678
Proceeds from realization of investment in former
investee company (see note 3c):
Consideration for shares sold	-	2,731	-	-
Amount received for assumed liabilities to
banks and others	-	11,039	-	-
Acquisition of a subsidiary consolidated for the
first time (b)	-	(3,152)	482	114
Long term loan to a former investee company, net	(5,997)	-	-	-

Net cash used in investing activities	(68,562)	(569,452)	(157,445)	(37,265)

CASH FLOWS FROM FINANCING ACTIVITIES:

Issuance of shares to minority shareholders in
consolidated subsidiary, net of issuance expenses	-	-	147,559	34,925
Issuance of debentures and convertible debentures,
net of issuance expenses	-	-	731,225	173,071
Dividends paid to shareholders	(252,811)	(88,998)	(110,000)	(26,036)
Dividend paid to minority shareholders of
subsidiaries	(77,040)	(22,614)	(2,500)	(592)
Receipt of long-term loans	426,762	633,169	54,670	12,940
Repayments of long-term loans	(357,609)	(139,167)	(809,158)	(191,517)
Repayment of capital note to previous shareholders
of subsidiary, net	-	(8,200)	-	-
Short-term loans from minority in subsidiaries	-	-	549	130
Short-term credit from banks, net	(35,194)	4,916	(5,190)	(1,228)

Net cash provided by (used in) financing activities	(295,892)	379,106	7,155	1,693

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(15,896)	19,414	119,681	28,327
BALANCE OF CASH AND CASH EQUIVALENTS AT
BEGINNING OF YEAR	63,255	47,359	66,773	15,804

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	47,359	66,773	186,454	44,131

SUPPLEMENTAL DISCLOSURE OF CASH FLOW ACTIVITIES:

Cash paid during the year for interest	52,501	49,510	57,397	13,585

Cash paid during the year for taxes	39,038	40,747	65,004	15,386

The accompanying notes are an integral part of the consolidated financial statements.

(Concluded) – 2

BLUE SQUARE – ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	2004	2005	2006	Convenience translation (note 2p) 2006
	NIS (see note 2a)			U.S. dollars
	In thousands

(a) Adjustments required to reflect the cash flows from operating activities:

Income and expenses not involving cash flows:
Depreciation and amortization	146,201	139,199	131,154	31,042
Minority interest in profits of subsidiaries - net	13,555	15,717	31,573	7,473
Share in losses (profits) of an associated companies	1,204	(498)	(1,284)	(304)
Capital gain from realization of investments (see
notes 3(c)(d)(e))	-	(2,345)	(54,745)	(12,957)
Loss (gain) from sale, disposal and impairment of
fixed assets	5,994	(807)	(24,572)	(5,816)
Deferred income taxes, net	9,526	18,079	8,716	2,063
Linkage differences on long-term loans and other
liabilities, net	5,195	13,736	17,118	4,052
Repayments of interest regarding long-term loan	-	-	(17,938)	(4,246)
Increase in liability for employee rights, net	1,476	1,125	7,249	1,716
Increase in value of marketable securities, deposit
and long term receivables, net	(680)	(122)	(26,648)	(6,307)
Changes in operating assets and liabilities:
Decrease (increase) in trade receivables and other
accounts receivable	4,134	18,645	(89,573)	(21,201)
Increase in inventories	(13,389)	(42,841)	(25,914)	(6,133)
Increase (decrease) in trade payables and other
accounts payable	114,794	(40,119)	100,924	23,887

	288,010	119,769	56,060	13,269

(b) Acquisition of subsidiaries consolidated for the first
time:

Assets and liabilities of the subsidiary at date of
acquisition:
Working capital (excluding cash and cash equivalents)	-	(15,122)	1,908	450
Fixed assets	-	(3,897)	(1,235)	(292)
Deferred taxes, net	-	(1,652)	(1,071)	(253)
Liability for employee rights upon retirement - net	-	147	113	27
Long-term loans and other liabilities	-	8,376	4,373	1,035
Goodwill arising on acquisition	-	(12,354)	(1,936)	(458)
Minority interest in subsidiary at date of acquisition	-	21,350	(1,539)	(364)
Investments in affiliates	-	-	(131)	(31)

	-	(3,152)	482	114

(c) Deconsolidation of former investee company

Assets and liabilities of this company at date of
deconsolidation:
Working capital deficiency (excluding cash and cash
equivalents)	(5,833)	-	-	-
Fixed assets and investments	6,658	-	-	-
Long term liabilities	(6,941)	-	-	-
Carrying amount of the investment at the date of the
deconsolidation	5,611	-	-	-

	(505)	-	-	-

(d) Supplementary information on investing and financing
activities not involving cash flows:

Purchasing fixed assets on credit	-	-	13,811	3,269

Issuance of shares upon conversion of convertible
debentures	13,638	5,600	23,703	5,610

Dividend payable	39,405	-	-	-

Sale of fixed assets on credit	-	-	1,537	364

Dividend to pay to minority in a subsidiary	-	-	3,000	710

The accompanying notes are an integral part of the consolidated financial statements.

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1	–	GENERAL:

a.	Nature of operations

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

As of December 31, 2006, Bronfman-Alon Ltd. holds approximately 75.45% of the share capital of the company.

c.	In June 2006, the Company completed the transfer (effective as of December 31, 2005) of its directly owned real estate assets (excluding real estate owned by its subsidiary, Blue Square Chain Investments & properties Ltd. Hereafter-BSIP) and certain liabilities to a new wholly-owned subsidiary that was established for this purpose. See also note 3d.

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

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Israel (Israeli GAAP). Israeli GAAP vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and the effect of such differences, as it related to the Company, is presented in note 18.

As to adoption of International Financial Reporting Standards (IFRS), which is to be carried out in reporting periods commencing on January 1, 2008 and thereafter, see x. below.

The significant accounting policies which, except for the changes in the accounting policies that relate to the recognition and classification of financial instruments, to the recognition of revenue, to the recognition and treatment of goodwill and intangible assets originating from the acquisition of an investee company, the amortization of debentures issuance costs, and after taking into account, by means of retrospective application, the accounting change with regard to the computation of earnings per share, which result from the application, in 2006, of new accounting standards of the Israel Accounting Standards Boards (hereafter – the IASB), were applied on a consistent basis, are as follows:

a.	Financial statements presentation basis:

The Company presents its financial statements in Israeli currency(hereafter – shekels or NIS).

1)	Transition to nominal financial reporting in 2004

The Company presents its financial statements in NIS, in accordance with the provisions of Israel Accounting Standard No. 12 – “Discontinuance of Adjusting Financial Statements for Inflation” – of the IASB, which establishes principles for transition to nominal reporting, commencing January 1, 2004 (hereafter - the transition date).Accordingly, amounts that relate to non-monetary assets (including depreciation and amortization thereon), investments in associated companies and equity items, which originate from the period that preceded the transition date, are based on the adjusted-for-inflation data (based on the CPI for December 2003), as previously reported. All the amounts originating from the period after the transition date are included in the financial statements at their nominal values.

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

2)	The amounts of non-monetary assets do not necessarily represent realization value or current economic value, but only the reported amounts of such assets, as described in (1) above. In these financial statements, the term “cost” signifies cost in reported amounts.

b.	Principles of consolidation:

1)	The consolidated financial statements include the accounts of the Company and its subsidiaries. The companies included in consolidation are listed in the appendix to the financial statements.

2)	In addition to the fully consolidated companies as above, the consolidated financial statements include jointly controlled companies that have been consolidated by the proportionate consolidation method, as prescribed by Opinion 57 of the Institute of Certified Public Accountants in Israel. As to data relating to such companies included in these consolidated financial statements – see also note 3c.

3)	In accordance with the provisions of Standard No. 20 (As Amended) of the IASB, which is applied by the company since January 1, 2006, from that date, amortization of goodwill was discontinued, and goodwill and certain intangible assets must be tested for impairment at least once a year, (see j. below).

The amounts of amortization of goodwill, for the years ended December 31, 2005 and 2004 are NIS 6,508 thousand and NIS 5,870 thousand respectively.

4)	Intercompany balances and transactions have been eliminated. Profits from intercompany sales, not yet realized outside the group, have also been eliminated.

c.	Cash equivalents

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

e.	Concentrations of credit risks – allowance for doubtful accounts

The Company’s sales derive from a large number of customers in Israel and the trade receivables consist mainly of receivables from credit card companies and cash. Accordingly, the Company’s trade balances do not represent a substantial concentration of credit risks at December 31, 2006. Management regularly monitors the balance of trade receivables, and the financial statements include a specific allowance computed for accounts, the collectibility of which, in the view of management, is doubtful.

f.	Inventories

Inventories (mainly merchandise) are stated at the lower of cost or market, cost being determined mainly by the “first-in, first-out” method. The Company evaluates inventory shrinkage throughout the year based on the results of periodic physical counts in its stores, and record reserves based on the results of these counts to provide for estimated shrinkage as of the balance sheet date.

As to the changes in the accounting treatment of inventory, commencing January 1, 2007, following the application of Israeli Accounting standard No. 26 of the IASB, “inventory” – see x. below.

g.	Investment in an associated companies

1)	Investment in associated companies is accounted for by the equity method.

2)	The Company reviews at each balance sheet date whether any events have occurred or changes in circumstances have taken place, which might indicate that there has been an impairment of its investments, in the associated companies.

h.	Fixed assets

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

As to the changes in the accounting treatment of property, plant and equipment, commencing January 1, 2007, resulting from the application of Israel Accounting Standard No. 27 of the IASB, “Property, Plant and Equipment” – see x. below.

As to the changes in the accounting treatment of investment property, commencing January 1, 2007, resulting from the application of Israel Accounting Standard No. 16 of the IASB, “Investment Property” - see x. below.

i.	Other assets and deferred charges:

1.	Prepaid rental expenses and acquisition tax in respect of operating lease agreements are amortized over the remaining leasehold period.

2.	Debenture issuance costs – these costs were amortized over the period of the debentures, using the straight line method, in proportion to their outstanding balance.

As to the changes in accounting policy effective January 1, 2006, relating to the method of presenting and amortizing these charges – see note k. below.

3.	Goodwill – see b (3) above.

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

j.	Impairment of assets

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

The impairment loss is carried directly to statements of operations. Where indicators are present that beneficial events have occurred or beneficial changes in circumstances have taken place, the impairment provision in respect of the asset (other than goodwill) may be partly or fully reversed in the period, so long as the recoverable value of the asset has increased, as a result of changes in the estimates previously employed in determining such value. As to provisions for impairment recorded, see note 4b.

Pursuant to Israel Accounting Standard No. 20 (as amended) of the IASB, which is applied by the company since January 1, 2006, goodwill and certain intangible assets must be tested for impairment at least once a year - see i. above.

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

k.	Convertible debentures

Effective January 1, 2006, the Company prospectively adopted Israeli Accounting Standard No. 22 of the IASB, pursuant to which, the liability component and the equity component imputed in the convertible debentures should be recognized separately in the balance sheet. The fair value of the liability component is determined based on the customary interest rate applicable to debentures with similar features that do not include a conversion option. The remaining balance of the proceeds should be attributed to the conversion option incorporated in the debentures, and presented under shareholders’ equity. According to this standard transaction costs should be proportionately allocated to the components of the debentures. The portion of the transaction costs attributed to the liability component should be deducted from the liability and taken into account in computing the effective interest rate, and the portion of transaction costs attributed to the equity component should be deducted from shareholders’ equity.

The Company has examined the fair value of the liability component and the equity component imputed in the convertible debentures. Since the equity component is immaterial, it has not been seperated.

The accounting treatment applied through December 31, 2005 in connection with the classification of debentures convertible into shares was as follows:

The debentures, which as of December 31, 2005 and 2004 were not expected to be converted, were presented at the amount of the liability at the balance sheet date and are presented among long-term liabilities. As to changes in the accounting treatment of transaction costs in respect of issuance of debentures, see w. below.

l.	Deferred taxes :

1)	Effective January 1, 2005, the Company applied the IASB’s Accounting Standard No. 19 – “Taxes on Income” that prescribes the accounting treatment (recognition criteria, measurement, presentation and disclosure) required for taxes on income.

For the most part, the provisions of this standard are the same as the accounting principles that the Company applied prior to implementing the new standard. The adoption of this standard does not have a material effect on the Company’s financial statements in the reported periods.

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

2)	In accordance with the standard and with prior years’ policy, the Company recognizes deferred taxes in respect of temporary differences between the amounts of assets and liabilities as reported in the financial statements and those taken into account for tax purposes; the standard requires that full recognition be given to deferred taxes in respect of all taxable temporary differences, except for the temporary difference resulting from the initial recognition of goodwill.

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

Commencing January 1, 2006, the Company applies Israel Accounting Standard No. 25 of the IASB – “Revenue”, which prescribes recognition, measurement, presentation and disclosure criteria for revenues originating from the sale of goods purchased or manufactured by the company, the provision of services, as well as revenues deriving from the use of the company’s assets by others (interest income, royalties or dividends).

Revenue is measured, as detailed below, at the fair value of the consideration received or the consideration that the Company is entitled to receive, taking into account trade discounts and/or bulk discounts granted by the entity:

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

Revenue from sale of goods is recognized when all the following conditions have been satisfied: (a) the significant risks and rewards of ownership of the goods have been transferred to the buyer; (b) the Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; (c) the amount of revenue can be measured reliably; (d) it is probable that the economic benefits associated with the transaction will flow to the Company; and (e) the costs incurred or to be incurred in respect of the transaction can be measured reliably.

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

Upon the application of the standard, the Company separates the financing component embedded in revenue from sales made on credit for periods exceeding the customary credit period in its industry (approximately 90 days), that does not bear interest at the appropriate rate. Revenue from the financing component is recognized over the credit period. Through December 31, 2005, the Company did not separate the financing component in respect of sales made on credit, as above, and included within revenue from the sale on the date of recognition of such revenue.

The effect of the application of the standard on the accumulated effect as of January 1, 2006 and for the year 2006 is immaterial.

n.	Club member awards

Club members participating in the Company’s programs are entitled to earn benefits upon purchasing goods, which can be utilized over a specific term to receive certain free gifts or discounts on products or receive certain products sold by the Company free of charge. The value of such benefits, adjusted for benefits that are estimated to expire without utilization, is charged to cost of sales or selling expenses, according to their nature, in the period in which the benefits are earned by the club members.

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

p.	Convenience translation into U.S. dollars

The financial statements as of December 31, 2006 and for the year then ended have been translated into U.S. dollars at the representative rate of exchange on December 31, 2006 (U.S. $ 1 = NIS 4.225). The translation was made solely for the convenience of the reader.

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

t.	Earnings per share (“EPS”)

Commencing January 1, 2006, the Company applies the provisions of Israel Accounting Standard No. 21 of the IASB, “Earnings per Share”. The computation of basic net income per share is generally based on earnings available for distribution to holders of ordinary shares, divided by the weighted average number of ordinary shares outstanding during the period.

In computing diluted net income per share, the weighted average number of shares to be issued, assuming that all dilutive potential shares are converted into shares, is to be added to the average number of ordinary shares used in the computation of the basic income per share. Potential shares are taken into account, as above, only when their effect is dilutive (reducing net income or increasing loss per share from continuing activities).

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

Comparative net income per share figures included in these financial statements reflect a retrospective application of the new standard’s computation directives.

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

Until September 2005, the Company declared dividend in dollars. From time to time the Company entered into forward exchange contracts in order to hedge the amount of dividend paid from changes in the exchange rate of the dollar. Gains and losses on such derivatives were carried to the amount of dividend paid.

w.	Financial instruments

Commencing January 1, 2006, the Company applies Israel Accounting Standard No. 22 of the IASB – “Financial Instruments: Disclosure and Presentation” (hereafter - Standard 22), which prescribes the rules for presentation of financial instruments and the proper disclosure required therefore, as follows:

1)	Issuance of multiple classes of securities in a single transaction

The proceeds received from the issuance of a package of securities of a subsidiary were allocated to the various components based on market prices of the securities.

2)	Offset of financial instruments

Financial assets and financial liabilities are presented on the balance sheet at their net amount, only when the Company has a legally enforceable right to effect such set off, and subject to the existence of an intent to settle the asset and the liability on a net basis, or to realize the asset and settle the liability simultaneously.

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

3)	As to the accounting treatment of debentures convertible into shares, see k. above.

4)	In accordance with the transitional provisions of Israeli Accounting Standard No. 22, commencing January 1, 2006, in addition to the aforesaid, the financial statements include the following changes:

The balance of deferred issuance costs, which at December 31, 2005 amounted to NIS 1,627 thousands, has been reclassified and presented as a deduction from the amount of the liabilities to which such expenses relate. As from January 1, 2006, these expenses are deducted from the liability and are included in the computation of the effective interest rate (see k. above). Through December 31, 2005, deferred issuance costs were included under other assets and amortized according to the straight-line method.

x.	Recently issued accounting pronouncements in Israel

1.	Israeli Accounting Standard No. 29 of the IASB – “Adoption of International Reporting Financial Standards (IFRS)"

This standard, which was issued in July 2006 by the IASB provides that companies, which are subject to the Securities Law, 1968 and are required to report – pursuant to regulations issued thereunder – in accordance with said law, shall draw up their financial statements under International Financial Reporting Standards (IFRS) with effect from reporting periods commencing on January 1, 2008 (viz. effective from the first quarter of 2008). Pursuant to the provisions of the Standard, such companies and other companies may elect early adoption of the Standard, and prepare their financial statements under IFRS, commencing with the financial statements that are published subsequent to July 31, 2006.

The standard prescribes that companies, which do not draw up their financial statements under IFRS and are required or elect, as stated above, to prepare their financial statements for the first time under IFRS, shall apply the provisions specified in International Financial Reporting Standard No. 1 (“IFRS 1”)- “First-Time Adoption of International Financial Reporting Standards” in making the transition. IFRS 1, which deals with the first-time transition to reporting under IFRS, provides that, in the first annual financial statements that are drawn up under IFRS (including the interim financial statements for that year), all the latest IFRS standards in effect at the end of the reporting year in which the Company reports under IFRS, shall be applied retroactively (with the exception of certain reliefs and prohibitions, as referred to below). IFRS 1 specifies two groups of exceptions to the principle of retroactive implementation: (1) reliefs concerning mandatory retroactive implementation with regard to certain defined topics, while providing the option that the reliefs be utilized in full or in part, and (2) prohibitions concerning mandatory retroactive implementation with regard to defined topics. Pursuant to the provisions of IFRS 1, the first financial statements drawn up under IFRS shall include at least one year’s comparative data. Accordingly, a company that draws up its financial statements under IFRS for the first time for periods commencing after January 1, 2008 and that elects to present comparative data for one year only shall be required, pursuant to IFRS 1, to prepare an opening balance sheet as of January 1, 2007, which shall be drawn up under IFRS. In preparing this opening balance sheet, all the latest IFRS standards, as referred to above, with regard to the recognition, non-recognition, classification and measurement of all its revenues, liabilities and shareholders’ Equity items, shall be applied by the aforesaid company.

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

IFRS 1 also establishes certain disclosure requirements that apply to the financial statements that are drawn up for the first time under IFRS. Pursuant to these disclosure requirements, companies applying IFRS for the first time are required to explain what effect the transition from the previously generally accepted accounting principles (“GAAP”) to IFRS has had on their reported financial position, operating results and cash flows. In addition, such companies are required to include notes providing reconciliations of the data reported under the previous GAAP, to the data reported under IFRS, in respect of their shareholders’ equity and income statements as of certain dates and for certain periods.

In addition, Israel Accounting Standard No. 29 requires companies, which draw up their financial statements under IFRS for the first time, for periods commencing after January 1, 2008, to disclose, in a note in their financial statements for 2007, balance sheet data as of December 31, 2007 and income statement data for the year ended December 31, 2007, as they would appear after applying IFRS recognition, measurement and presentation rules.

IFRS differ from Israeli GAAP and, accordingly, financial statements drawn up under IFRS might reflect a financial position, operating results and cash flows that are significantly different from those presented in these financial statements. The implementation of IFRS requires the Company to make suitable preparations, including the taking of certain decisions relating to the manner of determining assets and liabilities at the transition date and with regard to setting the accounting policy on various topics.

The Company is currently assessing the implications of the transition to reporting under IFRS. At this stage, the Company is unable to estimate what effect the adoption of IFRS will have on its financial statements.

2.	Israeli Accounting Standard No. 26 of the IASB – “Inventory”

This standard, which is based on International Accounting Standard No. 2 that deals with the same issue, prescribes the accounting treatment of inventory and provides guidelines for determining the cost of inventory and its subsequent recognition as an expense, including the recognition and treatment of any write-down to net realization value.

The standard specifies the costs that are to be taken into account in determining the cost of inventory and the costs that may not be included in the cost of inventory, and requires that fixed production overheads be allocated based on the normal capacity of the production facilities.

In determining the cost of inventory, the standard provides for the specific identification of the cost of certain items that are not ordinarily interchangeable and of goods and services that have been produced and segregated for specific projects. In other instances, the standard prescribes the exclusive use of the “first-in, first-out” (FIFO) method or the “weighted average” method.

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

The standard also stipulates that the financing element in purchases of inventory that have deferred settlement terms must be accounted for separately, whenever the actual arrangement includes a financing element. For instance, the difference between the purchase price for normal credit terms and the actual amount paid is to be recognized as interest expenses over the financing period.

The standard, which was issued in August 2006, shall be applicable to financial statements for periods commencing on or after January 1, 2007.

The standard will be applied retrospectively, but taking into account that the accounting treatment applied to inventory by the Company in the past are not materially different from the provisions of the standard, the initial implementation of the standard as above will not have a material effect on the financial statements of the Company.

3.	Israel Accounting Standard No. 27 – “Property, Plant and Equipment” and Israel Accounting Standard No. 28 – “Amendment of the transition provisions in Accounting Standard No. 27 – ‘Property, Plant and Equipment’ “

accounting standard No. 27 – “Property, Plant and Equipment”, which is based on International Accounting Standard No. 16, prescribes the accounting treatment for property, plant and equipment. The standard stipulates provisions for the recognition of an item of property, plant and equipment as an asset, the initial measurement of its cost, the measurement subsequent to initial recognition, as well as provisions for the depreciation and retirement of an item of property, plant and equipment.

According to the standard, an item of property, plant and equipment that qualifies for recognition as an asset is to be measured at cost upon its initial recognition. The standard determines that the cost of an item of property, plant and equipment includes the price of its acquisition (including import duties and non-refundable purchase taxes, after deducting trade discounts and rebates), costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management, as well as the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located (if the entity is obligated to do so).

The cost of an item of property, plant and equipment is the cash price equivalent at the recognition date. Accordingly, if payment is deferred beyond normal credit terms, the difference between the cash price equivalent and the total payment is recognized as interest over the period of credit.

Subsequent to the date of the initial recognition, the standard allows a choice between the cost method and the revaluation method as the accounting policy, which must be applied to an entire class of property, plant and equipment. Under the cost method, an item of property, plant and equipment shall be carried at its cost, less any accumulated depreciation and any accumulated impairment losses. Under the revaluation method, an item of property, plant and equipment whose fair value can be measured reliably shall be carried at a revalued amount, being its fair value at the date of the revaluation less any subsequent accumulated depreciation and subsequent accumulated impairment losses.

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

An increase in the carrying amount of an item of property, plant and equipment, resulting from a revaluation, is to be credited directly to equity under the heading of “Revaluation surplus”. However, such increase shall be recognized in profit or loss to the extent that it reverses a revaluation decrease of the same asset previously recognized in profit or loss. On the other hand, a decrease in the carrying amount of an item of property, plant and equipment, resulting from a revaluation, is to be recognized in profit or loss. However, the decrease shall be debited directly to equity under the heading of “Revaluation surplus”, to the extent of any credit balance existing in the revaluation surplus in respect of that asset.

The standard discusses the definition of the depreciable amount of an item of property, plant and equipment, its residual value and the period and method of depreciation. The standard stipulates that, for the purpose of depreciation of the property, plant and equipment, the amount of the initial recognition should be allocated, to each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item, with each such significant part being depreciated separately, although it is possible to group different parts of an item of property, plant and equipment with the same useful life and depreciation method. According to the provisions of the standard, the depreciation method should be reviewed at least once every fiscal year; if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the method shall be changed to reflect the changed pattern. Such a change shall be accounted for as a change in an accounting estimate.

The standard, which was issued in September 2006, is to be applied to financial statements for periods commencing on or after January 1, 2007, and is to be applied prospectively, with two exceptions. First, for a company that, upon the adoption of the standard, chooses the revaluation method as its accounting policy, the difference between the revalued value of the asset as of January 1, 2007 and its carrying value shall represent the revaluation reserve as of said date. Second, if the initial cost of the asset does not include any removal and disposal costs, the specific transitional provisions stipulated in the standard should be applied.

The Company elected the cost model as the accounting policy regarding measurement of property, plant and equipment.

The Company will apply, commencing January 1, 2007, the provisions of Accounting Standard No. 27 retrospectively; but taking into account that the accounting treatment applied to property plant and equipment by the Company in the past is not materially different from the provisions of the standard, first-time application of the standard as above will not have a material effect on the financial statements of the Company.

4.	Israeli Accounting Standard No. 16 of the IASB- “Investment Property”

In February 2007, the IASB issued Israel Accounting Standard No. 16 - “Investment Property”, which is based on International Accounting Standard No. 40. This standard prescribes the accounting treatment applicable to investment property. The standard sets provisions for the recognition, measurement and disclosure required for investment property in the financial statements.

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

According to the standard, investment property is property held to earn rentals or for capital appreciation or both, rather than for: (a) use in the production or supply of goods or services or for administrative purposes; or (b) sale in the ordinary course of business.

The standard stipulates that investment property, which qualifies as an asset, is to be measured at cost upon its initial recognition. According to the standard, the cost of an investment property comprises its purchase price and other directly attributable expenditures (such as fees for legal services, transfer taxes and other transaction costs).

Subsequent to the date of initial recognition, the standard allows a choice between the cost model and the fair value model as an accounting policy, which must be applied to all investment property items of the entity. According to the standard, transition from one model to the other is only allowed if such transition results in a more appropriate presentation in the financial statements. The standard states that this is not highly likely to be the case when transition is from the fair value model to the cost model.

Under the cost model, the entity shall account for investment property in accordance with the cost model specified in Israeli Accounting Standard No. 27 of the IASB- “Property, Plant and Equipment”, pursuant to which the investment property is to be carried at depreciated cost (net of accumulated impairment losses).

According to the fair value model, subsequent to initial recognition, the entity shall measure all of its investment property at fair value as of the balance sheet date. Gains or losses resulting from changes in fair value are carried to the statement of income in the period in which they arise. In exceptional cases, when fair value cannot be reliably determinable for certain investment property items, and the entity has elected the fair value model as an accounting policy for its investment property, such specific items shall be accounted for using the cost model, despite the application of the fair value model to the other investment property items.

This standard shall be applicable to financial statements for periods commencing on January 1, 2007 or thereafter. Election of the fair value model would require the adjustment of the opening balance of retained earnings for the period in which the standard is first adopted.

The Company has elected to account for its investment property in accordance with the fair value model, commencing the date in which the standard became effective. Accordingly, the difference between the fair value of the investment property as of January 1, 2007 and it depreciated cost at that date, in an amount of approximately NIS 75,969 thousand before tax (NIS 50,598 thousand, net of tax and other liabilities) (unaudited) will be carried to retained earnings. In accordance with the provisions of the standard, since in previous periods no public disclosure was given to the fair value of Company’s investment property, the Company will not restate comparative figures for previous periods. Gains and losses arising from changes in the fair value of the investment property, commencing January 1, 2007, will be carried to the statements of income (loss).

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

5.	Israeli Accounting Standard No. 23 of the IASB – “Accounting Treatment Applied to Transactions between an Entity and its Controlling Shareholder”.

In December 2006, the IASB issued Accounting Standard No. 23 – “Accounting Treatment Applied to Transactions between an Entity and its Controlling Shareholder”

The standard, which does not obligate entities that are not subject to the Securities Law, 1968, provides that assets and liabilities, in respect of which a transaction was carried out between an entity and its controlling shareholder, shall be measured at the date of transaction at their fair value, and the difference between fair value and the consideration set in the transaction shall be carried to shareholders’ equity. Those provisions replace the requirements of the Securities Regulations (Presentation of Transactions between an Entity and its Controlling Shareholder in Financial Statements), 1996, whereunder, assets transferred as above would be measured at their carrying amount in the transferor’s accounts, while the difference between this value and the consideration set in those transactions is carried to shareholders’ equity.

Under the provisions of the standard, in case the difference between fair value and the consideration arises from a benefit granted by the controlling shareholder to the entity controlled thereby, the said difference shall be credited to capital surplus within the entity’s shareholders’ equity; while in case the said difference arises from a benefit granted by the entity to its controlling shareholder, such difference shall be carried to the entity’s retained earnings. In addition, the difference between the fair value of the asset and its carrying amount in the transferor’s accounts shall be recognized as a gain or loss in the transferor’s accounts.

Under the standard, differences as above, arising in the financial statements of an entity as a result of a transaction with its controlling shareholder, and carried to retained earnings or capital surplus, shall constitute, from the controlling shareholder’s point of view , an owners’ withdrawal or an owners’ investment, respectively, and shall be presented accordingly in the financial statements of the controlling shareholder.

The standard includes specific provisions pertaining to assets transfers, assuming liabilities, indemnification and waiver and the grant or receipt of loans. The standard also sets a hierarchy for the measurement of fair value and includes disclosure requirements as to the nature and scope of transactions between an entity and its controlling shareholder, occurring during the reported period, as well as to the effect of these transactions on the entity’s income or loss for the reported period and its financial position.

The standard shall apply to all transactions taking place between an entity and its controlling shareholder, except for a business combination under common control, that would be carried out subsequent to January 1, 2007. In addition, the standard would apply to a loan granted to a controlling shareholder or received therefrom, prior to the abovementioned effective date of the standard; the standard would apply to such a loan commencing the standard’s effective date.

The application of the standard will not have a material effect on the financial statements of the Company, as of January 1, 2007.

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

6.	Israel Accounting Standard No. 30 – “Intangible Assets”

Accounting Standard No. 30, which is based on International Accounting Standard No. 38, prescribes the accounting treatment for intangible assets that are not covered by other accounting standards. The standard stipulates how to measure the carrying amount of such assets, and prescribes extensive disclosure requirements in respect thereof.

The standard discusses the various cases in which an entity may recognize an intangible asset: separate acquisition, acquisition as part of a business combination, acquisition by way of a government grant, exchange of assets and generating an internal intangible asset. With respect to the latter, the standard determines that an intangible asset arising from research shall not be recognized as an asset, while an intangible asset arising from development shall only be recognized as an asset if the entity can prove compliance with cumulative conditions detailed in the standard, including technological feasibility of its completion in order for it to be available for use or sale, as well as proving the manner in which it is to generate probable future economic benefits.

According to the provisions of the standard, an intangible asset that qualifies for recognition as an asset shall be initially measured at cost. Subsequent to the date of initial recognition, the standard allows a choice between the cost model and the revaluation model as an accounting policy, which must be uniformly applied to all items within a given class. The revaluation model may only be used if an active market for the asset exists.

Under the cost model, subsequent to initial recognition, an intangible asset shall be carried at its cost, less any accumulated amortization (for assets with definite useful lives) and any accumulated impairment losses. Under the revaluation model, an intangible asset shall be carried at a revalued amount, being its fair value at the date of revaluation, less any subsequent accumulated amortization and any subsequent accumulated impairment losses. The fair value of an intangible asset is based on the existence of an active market; in the absence of an active market, the asset will be measured in accordance with the cost model.

The standard discusses the evaluation of whether the useful life of an intangible asset is definite or indefinite, as well as the amortization period, amortization method and the residual value of an intangible asset with a definite useful life. According to the standard, the period and method of amortization of an intangible asset with definite useful life shall be reviewed, at least at each fiscal year-end. In addition, an intangible asset with indefinite useful life shall not be amortized, and should be tested for impairment at least once a year, or more frequently, in the presence of events or circumstances indicating a possible impairment in the value of such asset.

This accounting standard is applicable to financial statements for periods commencing on January 1, 2007 or thereafter, and is applied by way of retrospective application, except as stated below. The standard shall apply to business combinations carried out on January 1, 2007 and thereafter. However, the standard prescribes specific transitional provisions for the recognition as an asset of an in-process research and development project, acquired as part of a business combination that was carried out prior to January 1, 2007.

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

Accounting Standard No. 30 nullifies the provisions of Standard No. 20 (As Amended) –“Accounting Treatment of Goodwill and Intangible Assets Arising upon an Acquisition of an Investee Company” relating to intangible assets (except for goodwill) arising upon an acquisition of an investee company.

The Company elected the cost model as its accounting policy regarding measurement of intangible assets.

The Company will apply the provisions of Accounting Standard No. 30 retrospectively; Accordingly, first time application of the standard will result in the following change:

Through the date of application of the standard, the balance of property, plant and equipment included a balance of computer softwares in an amount of NIS 6,551 thousand (unaudited) as of December 31, 2006. Upon implementation of the standard, this balance of computer softwares will be classified retrospectively to the intangible assets.

NOTE 3	–	INVESTEE COMPANIES

a.	Consolidated subsidiary:

In May, 2005, the Company completed the purchase of 50% of the holding of Hamachsan Hamerkazi Kfar Hasha’ashuim Ltd. (hereafter – “Kfar Hasha’ashuim”), an Israeli company that operates non-food chain stores through franchises. The acquisition cost of kfar hasha’shuim was allocated to its assets and liabilities based on their fair value on the date of acquisition. The balance, in the amount of NIS 12.3 million, was allocated to goodwill which until December 31, 2005 was amortized at the rate of 10% per annum (see note 2b(3)).

Under the purchase agreement, the Company has the right to appoint the majority of board of directors of Kfar Hasha’ashuin.

The other 50% shareholders have only protective rights under the agreements as defined in interpretation No.5 of the IASB. Accordingly, the Company consolidates the financial statements of Kfar Hasha’ashuim as from June 30, 2005.

The consolidated statements of operations for the year 2005 includes the Company’s share in the profits of Kfar Hasha’ashuim for the period from July 1, 2005 to December 31, 2005.

The total acquisition price in the amount of NIS 25 million consists of cash payment of NIS 3.2 million for the shares and NIS 21.8 million, which was granted as a shareholder loan.

Concurrent with the issuance of the shareholder loan, on May 30, 2005, Kfar Hasha’ashuim issued capital notes in a total amount of NIS 21.8 million in respect of the shareholders loan. The capital notes are unlinked and interest free. In 2006, Kfar Hasha’ashuim decided to repay NIS 3 million of the notes and the amount was classified as current matuities.

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

Following are data relating to the abovementioned company included in the consolidated statements of operations for the period from July 1 to December 31, 2005:

For the period from July 1, 2005 to December 31, 2005
NIS in thousands

Statements of operations:

Sales	90,849

Cost of sales	74,193

Income before taxes on income	911

Income after taxes on income	313

Minority interest in profits	396

b.	Investment in an associated company:

Composition:

	December 31,
	2005	2006
	NIS in thousands

Shares:

Cost of shares	270	402
Share in undistributed profits accumulated since acquisition	982	2,266

	1,252	2,668
Perpetual capital notes (a)	1,357	1,378
Long-term loans (b)	716	716

	3,325	4,762

(a)	Perpetual capital notes are linked to the Israeli CPI and bear interest at an annual rate of 5%.

(b)	The loans are linked to the Israeli CPI and bear interest at an annual rate of 4.5%. The repayment date has not yet been determined.

c.	Proportionately consolidated companies:

Following are data of the jointly controlled entities (see list in the appendix) – on the basis of the Company’s percentage of holding (50%) – as reflected in the Company’s consolidated financial statements:

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3	–	INVESTEE COMPANIES (continued):

1)	Balance sheet data:

	December 31,
	2005	2006
	NIS in thousands

Current assets	1,466	11,120
Non-current assets	65,755	64,305
Current liabilities	1,752	8,395
Long-term liabilities	1,368	1,039

2)	Operating results data:

	*2004	2005	2006
	NIS in thousands

Revenues	12,192	8,769	7,706
Costs and expenses	11,184	5,888	2,923
Net income (loss)	(1,734)	2,142	4,323

3)	Cash flows data:

	*2004	2005	2006
	NIS in thousands

Net cash provided by operating activities	8,347	9,259	12,136
Net cash provided by (used in) investing activities	22	(410)	(830)
Net cash used in financing activities	(378)	(112)	(144)

*	In May 2004, BSIP completed the purchase of the remaining 50% of a former investee company (hereafter – “Teco”) share capital. Management decided that in the event it does not succeed to realize the investment in Teco by way of sale, it will act to discontinue Teco’s operation in the near future. Consequently the Company discontinued Teco’s proportional consolidation as from the second quarter of 2004.

On June, 2005, BSIP signed an agreement for the sale of its entire holdings in Teco (including shareholders loans). Pursuant to this agreement, BSIP received approximately NIS 13.8 million in consideration for the sale of its holdings in Teco, and for BSIP’s assuming Teco’s bank loans and other liabilities that amounted to approximately NIS 11 million.

As a result of the aforesaid, the Company has included a gain of approximately NIS 2.3 million under “other income”.

d.	Transfer of real estate assets to a new subsidiary

In June 2006, the Company completed the transfer of its directly owned real estate assets (excluding real estate owned by its subsidiary, BSIP) and certain liabilities, to a new fully owned subsidiary – Blue Square Real Estate Ltd. (hereinafter –“BSRE”).

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3	–	INVESTEE COMPANIES (continued):

The transfer of the real estate assets is effective as of December 31, 2005, and is in accordance with the provisions of the Israel Tax Authority’s approval dated May 4, 2006, to the Company’s application for a ruling, pursuant to sections 104A and 105A(2) of the Israeli Income Tax Ordinance. The Company leases from BSRE, for a period of at least 10 years beginning on January 1, 2006, all the directly owned assets in which it is currently operating stores.

Pursuant to a prospectus dated August 16, 2006, BRSE made an offering of 2,500,000 BRSE ordinary shares of NIS 1 par value each, together with NIS 100,000,000 par value of registered BRSE Series A debentures, which are convertible into BRSE ordinary shares, and NIS 650,000,000 par value of registered BRSE Series B debentures.

The Series A debentures are to be redeemed in four equal annual installments on August 31 of each year in the period 2013-2016 (inclusive). The Series A debentures are linked (principal and interest) to the known Israeli consumer price index (“CPI”) and bear interest at an annual rate of 6.25%, which is payable every six months, on February 28 and August 31 of each year from 2007 until the final redemption of the debentures. The Series A debentures are convertible into registered BSRE ordinary shares of NIS 1 par value from the date that they are first listed for trade on the stock exchange through August 16, 2016, except during the periods from August 17 through August 31 in each of the years between 2013-2015 (inclusive). Until August 31, 2008, the conversion will be effected at the rate of NIS 100 par value of registered Series A debentures (NIS 99.12 par value, following an adjustment on March 27, 2007) for each ordinary share of NIS 1 par value; after that date and through August 16, 2016, the conversion rate will be NIS 300 par value of registered Series A debentures (NIS 297.36 par value, following an adjustment on March 27, 2007) for each ordinary share of NIS 1 par value.

The Conversion rate is subject to adjustments in the event of distribution of cash dividends.

The Series B debentures are to be redeemed in four equal annual installments on August 31 of each year in the period 2013-2016 (inclusive). The Series B debentures are linked to the known CPI and bear interest at an annual rate of 4.7%, which is payable every six months, on February 28 and August 31 of each year from 2007 until the final redemption of the debentures.

If, at the time of making any redemption/ payment on account of the principal and/ of interest of the Series A or Series B debentures, it is found that the payment index is less than the base index (the CPI for July 2006), BSRE shall make such payment according to the base index.

The offering was completed in August 2006 and BSRE received net proceeds of NIS 878,944 thousands (after deducting issuance expenses totaling NIS 32,465 thousands), allocated as follow: NIS 622,995 thousand as debentures, NIS 108,231 thousand as convertible debentures and NIS 147,559 thousands as equity.

The Company held 100% of the share capital of BSRE prior to the offering. Following the offering, the Company holds 80% of the share capital of BSRE. In the event of full conversion of the Series A debentures prior to August 2008, the Company’s holdings in BSRE would fall to approximately 74.1%.

The Company’s capital gain from the aforesaid offering amounted to NIS 48,570 thousands, see note 15j.

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3	–	INVESTEE COMPANIES (continued):

e.	On December 7, 2006, the Company completed the sale of approximately 0.7% of BSIP’s share capital for a consideration of approximately NIS 11.3 million.

Due to this sale, the Company recognized a capital gain of approximately NIS 6 million, see note 15j.

As of December 31, 2006, the Company holds 80% of the share capital of BSIP.

f.	As to a commitment of the Company in connection with acquisition of Diners Israel, see note 9(b).

g.	The list of principal investee companies is presented in the appendix to the financial statements.

NOTE 4	–	FIXED ASSETS

a.	Composition of assets and the accumulated depreciation and amortization thereon, grouped by major classifications, and changes therein in 2006, are as follows:

	Land and buildings including leasehold land (1)	Leasehold improvements	Furniture, equipment and installations	Motor vehicles	Total
	NIS in thousands

Cost:

Balance at January 1, 2006	1,808,405	456,391	1,315,391	15,171	3,595,358
Additions	21,336	41,017	67,542	7,544	137,439
Disposals	(579)	(3,114)	(1,781)	(4,723)	(10,197)
Changes due to acquisitions of
subsidiaries consolidated for
the first time	-	279	725	1,352	2,356

Balance at December 31, 2006	1,829,162	494,573	1,381,877	19,344	3,724,956

Accumulated depreciation and
amortization:

Balance at January 1, 2006	287,852	294,713	905,794	12,930	1,501,288
Additions	24,214	29,364	87,652	1,150	142,379
Eliminated on disposals	(379)	(3,114)	(1,116)	(2,843)	(7,452)
Changes due to acquisitions of
subsidiaries consolidated for
the first time	-	142	402	577	1,121

Balance at December 31, 2006	311,687	321,105	992,731	11,814	1,637,337

Impairment of fixed assets (see
b below)	65,624	4,036	17,319	-	86,979

Net book value at December 31,
2006	1,451,851	169,432	371,827	7,530	2,000,640

Net book value at December 31,
2005	1,436,421	155,662	377,253	2,241	1,971,577

(1)	Certain real estate assets which had been transferred to the Company from the previous parent cooperative are in the process of being registered under the name of the Company.

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4	–	FIXED ASSETS (continued):

b.	During 2004, the Company recorded an impairment provision of NIS 5.5 million (see note 15k). This impairment provision is net of a reversal of the impairment provision, recorded during 2003 and 2002. The approximate amount of the reversal was NIS 27.6 million. The reversal of the impairment provision in 2004 was due to improvement in results relating to certain stores.

During 2005 the Company recorded a further reversal of the impairment provisions resulting in the net amount of NIS 0.1 million. This was the result of recording an impairment provision of NIS 15.5 million in respect of certain stores, against which was offset the reversal in the impairment provision in respect of other stores that had been recorded in previous years in the amount of NIS 15.6 million.

During 2006 the Company recorded a reversal of the impairment provisions resulting in the net amount of NIS 23.3 million. This was the result of recording provision of NIS 11.0 million for the first time in respect of certain stores, against which was offset the reduction in the impairment provision in respect of other stores that had been recorded in previous years in the amount of NIS 34.3 million.

Impairment provisions or the reversal of such provisions are included in other income (expenses), net, see note 15k.

In calculating the impairment for the reported periods, based on discounted expected future cash flows, the Company used a discount rate of 8% (before tax), which was determined, by an independent expert.

The balance of the impairment provision as of December 31, 2006 and 2005, is after a reduction for depreciation corresponding to the depreciation of the related assets and after elimination of the portion of the provision relating to assets that were disposed of during the year.

c.	Additional details:

1)	Composition of net book value of land and buildings as of December 31, 2006:

NIS
In thousands

Ownership	628,718
Capitalized leaseholding for a period of 999 years	19,697
Capitalized leaseholding from the Israel Land Administration for periods ending 2010-2053 (including the option period which is relevant for some of the lands)	803,436

1,451,851

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4	–	FIXED ASSETS (continued):

2)	Part of the ownership rights and leasehold rights have not been technically recorded in the name of the companies.

d.	As to liens placed on assets, see note 11.

e.	As to the changes in accounting treatment of fixed assets, which will take effect commencing January 1, 2007, as a result of applying Accounting Standard No. 27, “Property, Plant and Equipment” of the IASB – see note 2x.

As to the change in accounting treatment of investment property, commencing January 1, 2007, as a result of applying Accounting Standard No. 16 “investment property” of the IASB – see note 2x.

NOTE 5	–	OTHER ASSETS:

	December 31,
	2005	2006
	Carrying amount	Cost	Accumulated amortization	Carrying amount
	NIS in thousands

Goodwill *)	82,511	123,504	40,226	83,278

Deferred charges:
Debenture issuance costs **)	1,627	-	-	-
Prepaid rental expenses and
acquisition tax	267	37,225	35,995	1,230

	1,894	37,225	35,995	1,230

*)	As to the discontinued of amortization of goodwill, see note 2b(3).

**)	As to the change in the accounting treatment of debenture issuance costs, see note 2w.

NOTE 6	–	LONG -TERM LOANS FROM BANKS:

a.	Composition:

	Weighted interest rate	December 31,
		2005		2006
	%	NIS in thousands

In foreign currency:
Swiss Frank		45,480		-
In Israeli currency:
Linked to the Israeli CPI	4.68 (1)	305,450		169,407
Unlinked (2)		684,980	(3)	115,252

		1,035,910		284,659

Less - current maturities		(254,606)		(172,085)

		781,304		112,574

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6	–	LONG -TERM LOANS FROM BANKS (continued)

(1)	Weighted average intrest rate as of December 31, 2006.

(2)	As of December 31, 2006 includes approximately NIS 96 million at variable interest (average annual rate as of December 31, 2006 – 5.83%, for the major part of these loans, based on PRIME minus 0.32%). The balance of approximately NIS 19 million is at a fixed annual interest rate of 6.7%.

(3)	The balance outstanding at December 31, 2005 includes a loan in the amount of NIS 500 million which was taken in connection with the real estate reorganization (see note 3d), which was repaid in August 2006.

b.	The long-term loans are repayable in the years subsequent to the balance sheet date as follows:

	December 31
	2005	2006
	NIS in thousands

First year - current maturities	254,606	172,085
Second year	673,154	53,856
Third year	50,607	46,227
Fourth year	45,030	12,491
Fifth year	12,513	-

	1,035,910	284,659

NOTE 7	–	DEBENTURES AND CONVERTIBLE DEBENTURES:

a.	composition

	December 31
	2005	2006
	NIS in thousands

Convertible debentures:
Issued by the Company	184,989	160,544
Issued by BSRE (1)	-	107,956

	184,989	268,500

Less - current maturities	-	53,706

	184,989	214,794

Other debentures:
Issued by the Company	204,775	203,679
Issued by BSRE (1)	-	623,879

	204,775	827,558

Less - current maturities	68,258	-

	136,517	827,558

(1)	see note 3d.

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7	–	DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

b.	In August 2003, the Company issued NIS 400 million par value debentures to institutional investors in consideration for their par value as follows:

(1)	200 million registered debentures (Series A) of NIS 1 par value each.

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

Accordingly, one third of the par value of these debentures outstanding as of December 31, 2006, was classified as current liabilities.

The debentures (Series B) are convertible to ordinary shares of the Company at a conversion ratio that is subject to adjustments in the event of distribution of bonus shares and cash dividends and the issuance of rights. As of December 31, 2006 the conversion ratio is that each NIS 30.079 par value of debentures are convertible to one ordinary share of 1 NIS par value. The aforementioned conversion ratio is after adjustment for cash dividends distributed since the date of issuance of the debentures (Series B) until balance sheet date (see also note 10(b)).

The terms of the debentures provide that the holders of the debentures will not be entitled to request the Company to register for trading on the New York Stock Exchange any shares derived from the conversion of the debentures (Series B). Such shares will be traded only on the Tel Aviv Stock Exchange (TASE).

As to the conversion of debentures into company shares in the course of 2006 and subsequent to the balance sheet date, see note 10c.

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7	–	DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

c.	Other terms:

(1)	The terms of the debentures (Series A and Series B) provide that in the event that the shares of the Company are delisted from trading on the TASE, and/or in the event that the shares of the Company are no longer held by the public and/or in the event that Maalot The Israeli Securities Rating Company Ltd. (“Maalot”) reduces the Company’s rating to BBB or lower, then within three months from one of the abovementioned events the Company, subject to the then prevailing law, will offer to acquire the debentures at a price equivalent to the price of debentures of the same type reflecting a return of 2.5% in excess of the return on Government debentures with an average life similar to the remaining average life of the debentures of that series as of the date of the offer, but in no event will the price exceed the carrying value of the debentures of that series.

(2)	In connection with the rating for the said debentures by Maalot, in July 2003 the Board of Directors of the Company resolved that the Company will not distribute dividends in quarters in which the Company does not meet the following financial covenants:

a)	For the period from date of issuance of the debentures until June 30, 2006, the ratio between the Company’s monetary liabilities (as defined by Maalot) and the cumulative EBITDA in the preceding four quarters was less than 3.5, and for the period from the aforementioned date, the ratio is less than 3.

b)	The ratio between the carrying amount of fixed assets on which a lien is not recorded and the Company’s monetary liabilities (as defined by Maalot) will exceed 1.2.

As of December 31, 2006, the Company meets the aforementioned financial covenants.

d.	As to the changes in the presentation of debentures, commencing January 1, 2006 see also note 2k.

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8	–	LIABILITY FOR EMPLOYEE RIGHTS NET OF AMOUNT FUNDED:

a.	Severance pay

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

Pursuant to agreements signed between the Company and its employees, the employees are entitled each year to 25-30 days of sick leave, the rights to which accumulate under certain conditions.

The accrual for unutilized sick leave included in the financial statements is based on an independent actuarial calculation (which takes into account estimated employee turnover, future wage levels, etc.)

c.	The balance sheet liability for employee rights upon retirement, and the amount funded with severance pay funds, are composed as follows:

	December 31,
	2005	2006
	NIS in thousands

Accrued severance pay	27,628	33,385
Less - amounts funded	16,624	17,593

	11,004	15,792
Provision in respect of unutilized sick leave	17,162	19,735

	28,166	35,527

The Company may only make withdrawals from the severance pay funds for the purpose of paying severance pay.

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9	–	CONTINGENT LIABILITES AND COMMITMENTS:

a)	Contingent liabilities:

1.	On April 17, 1999, an inquiry was conducted at the Company’s offices by representatives of the Antitrust Authority. To the best of the Company’s knowledge, the inquiry was conducted in connection with an investigation of a suspicion of restrictive trade arrangements between major supermarket chains and the large suppliers. In addition, the Company’s former CEO and other senior officers of the Company were investigated.

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

On August 2006, the Anti-Trust Tribunal approved an agreed – upon order, under section 50B of the Trade Restrictions Law between the Director and dominant food suppliers. The agreed-upon order is directed at the food suppliers listed therein and stipulates various prohibitions, conditions and restrictions that shall apply to these suppliers with regard to certain practices. Among the matters covered, the order determines arrangements regarding: (1) limiting the number of suppliers; (2) purchasing shelf and non-shelf display space; (3) category management; (4) shelf stacking; (5) bonuses and benefits for achieving sale targets; (6) determining market share; (7) exclusivity of sale promotions; (8) pricing dictated by suppliers.

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

The Company has been applying an internal enforcement program and to its opinion is acting accordingly.

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

3.	In March 2003, the Antitrust Authority notified the Company that a previous arrangement between a subsidiary and another party with respect to a partnership at the Malha Shopping Center branch constitutes a restrictive arrangement. Prior to the aforementioned notification, the partnership was dissolved, through the subsidiary’s acquisition of the other party’s share of the partnership (approval for the acquisition was given by the Director – see note 3d). Management of the Company and its legal advisors, are presently unable to estimate the effect of the notification of the Authority and its ultimate outcome.

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9	–	CONTINGENT LIABILITES AND COMMITMENTS (continued):

4.	In June 2003, a petition to approve a class action suit in the aggregate amount of NIS 25 million was filed against the Company in the Tel Aviv District Court. The petitioner is claiming damages allegedly incurred in respect of the unlawful rounding of amounts due from customers for products sold by weight in the stores of the companies.

On April 13, 2004 the Tel Aviv district court dismissed the request to recognize this claim as a class action suit. Following the dismissal of the claim by the district court, the plaintiff has appealed to the Supreme Court. On February 2007, the parties reached a settlement agreement according to which the Company will pay the plaintiff NIS 50 thousand to cover his expenses and his attorney’s fees and will reimburse the plaintiff the sum of NIS 30 thousand plus VAT that was paid by him, according to the district court’s judgment.

5.	The Company’s supermarkets in Israel require operating permits from local municipal authorities, the granting of which are conditional upon obtaining the prior approval of various agencies, including the Ministries of Health and Environment and the Police and Fire Departments. Certain of these permits were issued in the name of other entities other than the Company. Also, certain of the Company’s stores have not yet been issued permits or their permits have expired and require renewal. In the event that the Company is unable to obtain the required permits, it may be required to close the affected stores or take other action. However, the Company does not anticipate that not obtaining the necessary permits will have a material adverse effect on its business.

6.	In November 2001, a claim was filed against the Company, the Company for Drink Containers Collection Corporation Ltd., and other supermarket chains in connection with fulfillment by these defendants of provisions of the Law for Deposits on Beverage Containers, 1999 (which became effective on October 1, 2001). The plaintiffs have requested approval of the claim as a class action in the amount of approximately NIS 250 million. On January 13, 2003, the Tel Aviv District Court dismissed the request to recognize the said claim as a class action. The plaintiffs have appealed to the Supreme Court. After consulting its legal advisors, management believes that there is little likelihood that the appeal will be accepted, and accordingly, no provision with respect to this matter has been made in the financial statements.

7.	Other claims have been filed against the Company in respect of various matters which arose in the ordinary course of business and legal proceedings in respect thereof are under way. Management of the Company believes, based upon the opinions of the legal advisers handling the claims, that the amounts provided in the financial statements are sufficient under the circumstances and the final outcome of these claims will not have a material adverse effect on the Company’s results of operations or financial position.

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9	–	CONTINGENT LIABILITES AND COMMITMENTS (continued):

8.	In February 2004, the Company received tax assessments for the years 1999-2001. These assessments relate to the non-deductibility of certain expenses that were claimed by the Company.

In April 2005, an agreement was reached with the Income Tax Authority (hereafter – ITA) with respect to most of the disputes.

With respect to disputes that have not yet been settled with the ITA, the company received orders from the ITA for tax years 1999-2001, which disallowed financial expenses claimed by the Company. The amount of tax in dispute is approximately NIS 8 million.

On June 21, 2005, the Company appealed these orders to the District Court. The appeal is still pending.

In November 2006, the Israeli Supreme Court issued a decision that finance expenses for loans incurred for the purpose of distributing a dividend are not recognizable for tax deduction purposes (with limited exceptions). Since the Company received final tax assessments for tax years through 2002, any dividend distribution made from 2003 may be subject to scrutiny by the Israeli Tax Authorities, which may determine that certain loans were deemed to have been incurred for the purpose of distributing dividends, as a result of which the finance expenses associated with such loans may be disallowed for tax purposes.

In the opinion of the Company and its legal advisors, the provisions included in the Company’s financial statements are sufficient to cover the potential liabilities.

9.	In July 2005, the Income Tax Authority issued the Company a notice of a deduction assessment for the years 2001-2004. The amount claimed under these assessments totaled NIS 34 million, and primarily relates to certain benefits granted to employees in the Company’s branches. In August 2005, the Company contested these assessments.

In August 2006, the ITA issued decrees demanding payment of 22 million NIS for the years 2001-2002. The Company filed an appeal to the District court in Tel Aviv on September 2006 and the appeal is pending.

In the opinion of the Company and its advisors, the provisions included in the financial statements are sufficient for covering the potential liabilities.

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9	–	CONTINGENT LIABILITES AND COMMITMENTS (continued):

b)	Commitments:

1.	On December 26, 2006, all conditions precedent for the completion of the agreement between the Company and Dor Alon Energy (1988) Ltd., a related party, (hereafter – Dor Alon), the first party, and Cal – Israel Credit Cards Ltd. (hereafter – CAL) and Diners Club Israel Ltd (hereafter – Diners Israel), a subsidiary of CAL, the second party, were satisfied. According to the said agreement, the Company and Dor Alon jointly purchased from CAL 49% of the issued share capital of Diners in consideration for a total amount of approximately NIS 21.3 million (hereafter – the Consideration). The holdings of the Company and Dor Alon in the issued share capital of Diners are as follows: The Company – 36.75% and Dor Alon – 12.25%. The consideration was financed through a non recourse loan provided by CAL to the Company and Dor Alon. The loan is for a period of 8 years, and it is linked to the CPI and bears interest in an annual rate of 6%. The loan will be repaid in a single payment at the end of the period. The loan and interest are secured only by the shares of Diners. Both parties can cancel the agreement if, at the end of a period of 4 years and/or 6 years, the number of cards will not exceed a pre-agreed quantity, as set in the agreement, or if the loyalty plan ceases to function or the customer club agreement (referred to in a. below) is terminated.

According to the agreements, the Company and Dor Alon are entitled to receive income arising from the activity of the loyalty program, in proportion to their holdings in the shares of Diners. The entitlement of the Company and Dor Alon to participate in the income from that activity of Diners, which is not part of the loyalty program’s activity, is contingent upon meeting some milestones in defined periods of times as specified in the agreement. As of the date of this report, the entitlement has not yet been established as aforementioned, and hence, the Company has not presented its share in the investment in Diners, and in conjunction, no liability was recorded in respect of its share in the said loan. The Company and Dor Alon will be entitled, under certain conditions and during a pre-defined period, to purchase the right to participate in the income of Diners, against a one-time payment.

In addition, the Company entered two additional agreements:

a.	An agreement between the Company and Dor Alon for the establishment of a joint loyalty club for the benefit of the customers of the Company and Dor Alon under the brand name “YOU” (hereafter – the Loyalty Program) that has been incorporated as a partnership of the Company (75%) and Dor Alon (25%) (hereafter – the Customers’ Club).

b.	The agreement of the Company and Dor Alon with Diners Israel prescribes that the members of the Customers’ Club will receive a Diners credit card, and defines the cooperation between the customers’ club and Diners, and includes accompanying agreements to the said agreement.

The agreement determines, among other things, the division of costs between the partnership and Diners in respect of the costs of attracting new customers to the loyalty program, mailing and advertising costs including the participation of Diners in the advertising budget of the loyalty program, and clearing fees.

2.	Some of the stores that are operated by the Company are leased under non-cancelable long-term operating leases, mostly with renewal options. Rent expense under these leases amounted to NIS 100 million, NIS 109 million, and NIS 119 million for the years ended December 31, 2004, 2005 and 2006, respectively.

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9	–	CONTINGENT LIABILITES AND COMMITMENTS (continued):

Future minimum payments under non-cancelable operating leases for the years subsequent to December 31, 2006, are as follows:

NIS in thousands

First year	125,108
Second year	123,295
Third year	119,274
Fourth year	105,870
Fifth year	93,472
Sixth year and thereafter	346,141

913,160

3.	As of December 31, 2006, the Company has entered into agreements for the purchase of equipment and lease hold improvements, in the aggregate amount of approximately NIS 13.5 million.

c)	Guarantees:

1.	As of balance sheet date, a subsidiary granted to an associated company guarantees in respect of liabilities of the associated company to a third party in the amount of NIS 1.25 million, and to a third party in the amount of NIS 0.7 million.

2.	The Company and BSIP has provided bank guarantees for a third party such as service suppliers and customers in an aggregate amount of approximately NIS 6.1 million.

3.	A subsidiary (Kfar Hasha’ashuim) and its investee companies granted guarantees to third parties in the amount of NIS 400 thousand.

NOTE 10	–	SHARE CAPITAL:

a.	In July 1996, the Company completed a global offering of 6,900,000 American Depositary Shares (“ADS”), each ADS representing one Ordinary share, at a price per share of $ 11.

In addition, in June 1999, 1,500,000 ADS were issued upon the exercise of stock options.

The ADS are traded on the New York Stock Exchange (NYSE). The issued shares represent as of December 31, 2006 and 2005 21.2% and 21.6% of the outstanding Ordinary Shares of the Company, respectively. As of December 31, 2006 the shares are quoted at $14.50 per ADS share.

Commencing in November 2000, the Company’s shares have also been listed for trading on the Tel Aviv Stock Exchange. As of December 31, 2006 the shares are quoted at NIS 62.44 per ordinary share.

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE10	–	SHARE CAPITAL (continued):

b.	Dividends:

In 2006, the Company distributed dividends in the amount of approximately NIS 110 million.

On April 19, 2007, the company distributed a dividend in the amount of NIS 60 million (NIS 1.45 per share).

As to the Board of Directors decision regarding dividend distribution due to financial covenants, see note 7c(2).

c.	During 2006, company debentures with a par value of approximately NIS 22,857 thousand were converted into 742,892 ordinary shares.

Subsequent to the balance sheet date, until May 31, 2007, company debentures with a par value of approximately NIS 77,730,159 thousand were converted into 2,635,098 ordinary shares.

Subsequent to the conversions detailed above, the company’s issued and outstanding share capital is composed of 42,328,081 ordinary shares of NIS 1 par value each.

d.	In 2004, BSIP received court approval to reclassify to retained earnings and to distribute a dividend totaling NIS 80 million, from capital gains that were originally classified as a capital reserve, due to the accounting principles related to transactions between BSIP and former controlling shareholders. The dividend was distributed on April 11, 2005. Due to this transaction the Company reclassified its share in this capital gain in the amount of NIS 44.9 million from a capital reserve (within Additional paid in capital) to Retained earnings.

NOTE 11	–	LIENS:

a.	As collateral for liabilities to banks, a proportionately consolidated company has registered fixed charges on its land, goodwill, rights to insurance and share capital and floating charge on rent income. As of December 31, 2006, Company’s share in the balance of liabilities collateralized amounts to NIS 1 million.

b.	The Kfar Hasha’ashuim and it’s investee companies placed unlimited, fixed and floating charges and a first ranking lien on the warehouse and all its assets, property, book debts, rent, goodwill, profits, revenues, rights of ownership and other benefits in favor of their liabilities to banks amounting at December 31, 2006, to NIS 55 million.

c.	Further to Note 3d above, as of the date of December 31, 2006 charges have been registered in favor of BSRE. on five of the transferred properties for the purpose of securing the liabilities of the vendors of the above properties acquired by the Company vis-à-vis third parties (mainly banks). In addition, such charges have been registered on twelve further properties from amongst the properties transferred. In the latter case, however, the Company has received ‘exclusion letters’ (hereinafter – the conditional ‘exclusion letters’) from the holders of the above charges. The Company has advised BSRE. that it has abided by, or will abide by, the terms of the conditional ‘exclusion letters,’ and that there is no significant impediment to the completion of their transfer to BSRE. The Company has also acknowledged its obligation with respect to the removal of the liens on the five other properties, and has acknowledged that it does not see any significant impediment to the removal of those liens.

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12	–	TAXES ON INCOME:

a.	Corporate taxation in Israel

a.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (hereafter – “the inflationary adjustments law”)

Under the inflationary adjustments law, results for tax purposes are measured in real terms, having regard to the changes in the CPI. The Company and its subsidiaries are taxed under this law.

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

Capital gains (other than the real capital gain on the sale of marketable securities – which is subject to tax at the regular rates) are taxed at a reduced rate of 25% on the capital gains derived after January 1, 2003, and at the regular corporate tax rates on the gains derived through the aforementioned date.

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12	–	TAXES ON INCOME (continued):

b.	Deferred taxes

1.	The composition of the deferred taxes at balance sheet dates and the changes therein during the years then ended, are as follows:

	In respect of balance sheet items
	Depreciable fixed assets and deferred charges	Provisions for employee rights	In respect of carryforward tax losses and deduction	Total
	NIS in thousands

Balance at January 1, 2005	(16,824)	26,655	17,838	27,669
Changes in 2005:
Amounts carried to income	4,851	(5,119)	(17,811)	(18,079)
Additions of deferred taxes in
respect of company
consolidated for the first time	3	110	1,539	1,652

Balance at December 31, 2005	(11,970)	21,646	1,566	11,242

Changes in 2006:
Amounts carried to income	(12,943)	2,053	2,174	(8,716)
Additions of deferred taxes in
respect of company consolidated
for the first time	203	64	804	1,071

Balance at December 31, 2006	(24,710)	23,763	4,544	3,597

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

	December 31
	2005	2006
	NIS in thousands

Balance as of January 1	51,149	48,305
Depreciation during the year	2,844	2,827

Balance as of December 31	48,305	45,478

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12	–	TAXES ON INCOME (continued):

3)	Deferred taxes are presented in the balance sheets as follows:

	December 31
	2005	2006
	NIS in thousands

Other accounts receivable	16,140	17,005
Long term deferred taxes	8,494	16,790
Long-term liabilities	(13,392)	(30,198)

	11,242	3,597

Realization of this deferred tax assets is conditional upon earning, in the coming years, taxable income in appropriate amounts.

The deferred taxes are computed at the tax rates of 25%-29%.

c.	As of December 31, 2006 and 2005 the Company and its subsidiaries have operating tax loss carryforwards of approximately NIS 9.3 and NIS 5.6 million, respectively. In addition, the Company and its subsidiaries have capital loss tax carryforwards of approximately NIS 17.7 million and NIS 24 million respectively. The tax benefit in respect of capital tax loss carryforwards amounting to NIS 10.4 million has not been recorded due to uncertainty of their realization.

d.	Taxes on income included in the statements of operations:

1.	As follows:

	2004	2005	2006
	NIS in thousands

In respect of the reported year:
Current	32,143	40,291	77,741
Deferred:
In respect of changes to tax rates,
see 12a(2) above	(1,666)	(409)	-
In respect of the reporting period	10,446	16,988	8,716
Tax expense (benefit) in respect of prior
years:
Current	(439)	120	10,203
Deferred	746	1,500	-

	41,230	58,490	96,660

Current taxes are computed in 2004 at a tax rate of 35%; in 2005 – 34%; in 2006 – 31% (see 12a(2) above).

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12	–	TAXES ON INCOME (continued):

2.	Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see 12a(2). above), and the actual tax expense:

	2004	2005	2006
	NIS in thousands

Income before taxes on income, as reported in
the consolidated statements of operations	116,537	163,700	340,860

Theoretical tax expense	40,788	55,658	105,667
Increase (decrease) in taxes resulting from:
Nondeductible amortization and impairment
losses in respect of goodwill and fixed
assets	483	(377)	(2,846)
Losses for which no tax benefit has been recorded (utilization of tax benefits not previously recorded), net	399	(1,025)	(1,864)
Tax benefit recorded for the first time on
carryforward capital loss	-	-	(1,900)
Decrease in taxes resulting from computation of deferred taxes at a rate which is different from the theoretical rate	-	-	(250)
Tax expense in respect of prior years	307	1,620	10,203
Increase (decrease) in taxes resulting from adjustment to deferred tax balances due to changes in tax rates, see 12 a (2) above	(1,666)	(409)	-
Nondeductible expenses and other, net*	919	3,023	2,874
Capital gain from the offering of BSRE which in respect, tax benefit has not been recorded	-	-	(15,220)

Income tax expense	41,230	58,490	96,660

*	Including decrease in taxes in the amount of NIS 2,973, NIS 172 thousands and increase of NIS 104 thousand in 2004, 2005 and 2006 respectively regarding difference between the measurement of income reported for tax purposes (which is calculated in real terms on the basis of changes in the CPI) and the basis of measurement of income for financial reporting purposes (in nominal values, commencing from January 1, 2004).

e.	Tax assessments:

1.	Blue Square has received final tax assessments, or assessments deemed to be final, for tax years through 1998 and for 2002. Regarding tax assessments for the years 1999 – 2001, see also note 9a(8).

Some of the principal subsidiaries have received final assessments for tax years through 2002. For some of the subsidiaries, no final tax assessments have been received since their inception.

2.	As to deduction assessment for the years 2001-2004, see note 9a(9).

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13	–	TERMS OF FINANCIAL INSTRUMENTS:

a.	Currency risks

The functional currency for most of the Company’s operations is the New Israel Shekel. The Company and its subsidiaries are parties to a number of rental contracts linked to foreign currencies, the principle of which is the U.S. dollar. The Company does not undertake hedging operations involving derivative instruments with respect to the exposure that may arise.

b.	Index risks

The Company and a subsidiary have issued debentures and loans linked to the Consumer Price Index. Each change in the index affects the level of the Company’s financing expenses.

d.	Credit risks

The Company’s sales are derived from a large number of customers in Israel and the trade receivables consist mainly of receivables from credit card companies. Accordingly, the Company’s trade balances do not represent a substantial concentration of credit risks at December 31, 2006. Management regularly monitors the balance of trade receivables, and the financial statements include a specific allowance computed for accounts, the collectibility of which, in the view of management, is doubtful.

d.	Interest risks

The interest rate risk of the Company and its subsidiaries stems from long-term loans which bear fixed rates of interest and are exposed to fair value risk arising from interest rate changes, and from long-term loans that are unlinked and bear interest at variable rates and which are exposed to cash flow risk arising from interest rate changes (see note 6 above). The Company invests its surplus cash in unlinked shekel deposits, and accordingly, any decrease in the interest rate has a corresponding effect on the increase in the Company’s net financing expenses.

e.	Price risk

The Company invests in marketable securities (government and corporate debentures) and is accordingly exposed to risks arising from the expected market fluctuations (interest and index) associated with this type of investment. The investments in question are classified as current investments and are presented at their market value.

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13	–	TERMS OF FINANCIAL INSTRUMENTS (continued):

f.	Fair value of financial instruments

1.	The following table sets out the value of financial instruments in the accounting records, and the fair value of groups of financial instruments (these financial instruments are not reflected in the financial statements at fair value):

	December 31, 2006		December 31, 2005
	Value in accounting records	Fair value	Value in accounting records	Fair value
	NIS in millions

Financial liabilities:
Long-term loans, including:
Current maturities (1)	285	276	1,037	1,010
Debentures (2)	1,097	1,170	390	390

(1)	The fair value of the above loans is based on the calculation of the present value of the cash flows, as discounted at that market rate of interest applicable to similar loans bearing similar characteristics (2006 – 4.5%, 2005 – 5.2%).

(2)	The fair value is based on quoted prices in an active market on the date of the balance sheet, for marketable debentures and on the calculation of the present value of the cash flows, as discounted at that market rate of interest applicable to similar debentures bearing similar characteristics (2006 – 4.5%, 2005 – 5.2%), for non-marketable debentures.

2.	The fair value of the financial instruments included in working capital of the Company is usually identical or close to their carrying value. The fair value of long term receivables and long term loans and other long term liabilities also approximates the carrying value since they bear interest at rates close to the prevailing market rates. As to long-term loan granted to investee company see note 3b.

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14	–	LINKAGE OF MONETARY BALANCES:

a.	As follows:

	December 31, 2006
	Linked to The CPI	Unlinked
	NIS in thousands

Current assets:
Cash and cash equivalents	-	186,454
Short-term investments	30,896	34,391
Trade receivables	-	672,605
Short term deposit	-	526,459
Other accounts receivable	20,614	66,801
Investments and long-term receivables:
Investment in an associated company	2,094	125
Other long term receivables	-	796

	53,604	1,487,630

Current liabilities:
Short-term credit from banks	-	39,067
Trade payables	1,212	943,795
Other accounts payable and accrued expenses	13,197	252,735
Long-term liabilities (including current
maturities):
Long-term loans from banks	169,407	115,252
Debentures	827,558	-
Convertible debentures	268,500	-

	1,278,874	1,350,849

b.	Data regarding the exchange rate and the CPI:

	Exchange rate of one U.S. dollar	CPI*

At end of year:
2006	NIS 4.225	109.9 points
2005	NIS 4.603	110.0 points
Increase (decrease) during the year:
2006	(8.2)%	(0.1)%
2005	6.8%	2.4%
2004	(1.6)%	1.1%

*	Based on the index for the month ending on each balance sheet date, on the basis of 2000 average = 100.

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15	–	SUPPLEMENTARY FINANCIAL STATEMENTS INFORMATION:

Balance sheets:

a.	Marketable securities:

	December 31,
	2005	2006
	NIS in thousands

Government debentures	-	26,111
Debentures of concerns	-	39,176

	-	65,287

b.	Trade receivables:

	December 31,
	2005	2006
	NIS in thousands

Credit card receivables	406,005	504,827
Open accounts and checks receivables	179,026	197,723

	585,031	702,550
Less - allowance for doubtful accounts	26,273	29,945

	558,758	672,605

c.	Other accounts receivable:

	December 31,
	2005	2006
	NIS in thousands

Deferred income taxes (see note 12b)	16,140	17,005
Prepaid expenses	11,325	15,227
Government authorities	53,189	27,102
Receivables from sale of fixed assets	5,264	-
Other	43,752	59,694

	129,670	119,028

d.	Inventories:

	December 31,
	2005	2006
	NIS in thousands

Merchandise	348,219	377,561
Parts and supplies	8,662	15,022

	356,881	392,583

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15	–	SUPPLEMENTARY FINANCIAL STATEMENTS INFORMATION (continued):

e.	Other long-term receivables:

	December 31,
	2005	2006
	NIS in thousands

Long term loans *	2,310	1,788
Checks receivables	652	525
Others	-	305

	2,962	2,618

*	Including loan granted to a third party amounting to NIS 1,788 thousands as of December 31, 2006. The loan bears annual interest rate of 3.57%. The principal and the interest will be paid in 33 monthly payments until May 2008. The loan is secured by a first ranking fixed charge on certain equipment of the third party.

f.	Credit and loans from banks:

	December 31
	2005	2006
	NIS in thousands

Short-term credit from banks	36,452	39,067
Current maturities of long-term Loans (see note 6)	254,606	172,085

	291,058	211,152

g.	Other accounts payable and accrued expenses:

	December 31
	2005	2006
	NIS in thousands

Payroll and related expenses and
other employee benefits	108,875	132,056
Government authorities	13,395	3,864
Liability in respect of gift certificates	113,078	141,411
Accrued expenses and other	88,326	131,822

	323,674	409,153

h.	Minority interest:

	December 31
	2005	2006
	NIS in thousands

Balance at beginning of the year	96,780	111,233

Minority interest in profits of subsidiaries, net	15,717	31,573
Dividend paid and to be paid to minority shareholders of subsidiaries	(15,814)	(5,500)
Additional minority interest related to acquisition of
subsidiary consolidated for the first time	14,550	(1,539)
Additional minority interest related to realization and public offering of subsidiaries	-	103,375

Balance at end of the year	111,233	239,142

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15	–	SUPPLEMENTARY FINANCIAL STATEMENTS INFORMATION (continued):

Statements of operations:

i.	Selling, general and administrative expenses:

	2004	2005	2006
	NIS in thousands

Includes advertising, net	33,686	39,421	43,146

j.	Financial expenses, net:

	2004	2005	2006
	NIS in thousands

In respect of:
Long-term loans and debentures	(59,494)	(66,543)	(75,626)
Increase in value of marketable securities	680	-	315
Interest income net of short-term credit, bank
commissions and others	724	7,014	32,943

	(58,090)	(59,529)	(42,368)

k.	Other income (expenses), net:

	2004	2005	2006
	NIS in thousands

Termination benefits in respect of efficiency plan	(4,740)	-	-
Gain from realization of investments in investees
(see note 3 (c)(d)(e))	-	2,345	54,742
Gain (loss) from sale of fixed assets, net	(1,179)	736	1,305
Impairment of assets, net (1)	(8,375)	71	22,761
Costs in respect of closure of stores (lease termination costs and other)	(1,815)	(2,737)	(288)
Compensation of termination of private label franchise	(4,542)	-	-
Other, net	1,058	275	(498)

	(19,593)	690	78,022

(1)	Mainly reversal of impairment provision (impairment provision) in respect of fixed assets, see Note 4b.

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16	–	TRANSACTIONS WITH RELATED PARTIES:

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

	2004	2005	2006
	NIS in thousands

Directors' fees (1)	1,458	1,239	1,050
Legal consulting	130	514	1,473
Consulting (2)	1,075	1,100	-
Commissions (3)	(727)	(1,673)	(2,013)
Discounts (4)	-	466	678

1)	Represents payments in respect of directors’ fees.

2)	Represent payments to S. Zohar in respect of consulting agreement signed on June 2003 until November, 2005 when he ceased supplying consulting services. In March 2004, S. Zohar became a director of the Company and so the amount recorded above represents the fee payment as explained. On September 15, 2005, S. Zohar resigned from his position as a director in the Company

3)	In January 2004 the shareholders of the Company approved an agreement according to which the Company will provide to a related party purchasing and supply services for stores operated by the related party. In consideration for these services, the Company is entitled to payment equivalent to the cost of the services provided with the addition of a margin as stated in the agreement.

4)	On September 13, 2005, the Company’s general shareholders meeting approved a discount arrangement for some of the employees of the companies holding directly or indirectly in the Company’s shares (some of the employees of Alon Group, Palace Candles Group, Africa-Israel Group and Ikea Group) (hereafter – “the entitled employees”).

The discounts to be given to the entitled employees will be identical to those given to the Company’s employees, which as of the date of approval of the financial statements, are: 14% at the Super Center stores, 9% at the Mega stores and 4% at the Shefa Shuk stores.

The discounts are limited to purchases in a total amount of NIS 7,000 a month.

As to agreement signed with Dor Alon in connection with the purchase of Diners Israel and establishing a joint customer club, see note 9b(1).

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 17	–	SUBSEQUENT EVENTS

1.	On February 28, 2007, Kfar Hasha’ashuim signed an agreement with the controlling shareholders of Vardinon Textile Ltd (hereafter – Vardinon) for investment in vardinon, which is a public textile company traded in the Tel Aviv Stock exchange.

In accordance with the agreement, Kfar Hasha’ashuim will acquire up to 85.8% of Vardinon’s shares in consideration for approximately NIS 37 million. This amount may change subject to further adjustments, as determined in the agreement.

The transaction was completed during the course of April 2007.

Kfar Hasha’ashuim will make a further payment for the shares in an amount equivalent to 75% of the post-tax profits of Vardinon for the first quarter of 2007, as multiplied by the proportion of that company’s share capital being acquired by Kfar Hasha’ashuim.

Kfar Hasha’ashuim has taken a loan of approximately NIS 36 million for the purpose of financing the acquisition. The loan, linked to the Consumer Price Index and bearing interest at a rate of 5.45% per annum, will be repayable in forty monthly instalments. The terms of the loan impose certain constraints on Kfar Hasha’ashuim with respect to the sale of the shares, together with various other constraints that include a requirement for compliance with covenants.

2.	In April 2007, the Company entered into a binding agreement for the purchase of a further 10% of the issued and paid-up share capital of Kfar Hasha’ashuim for a consideration of approximately NIS 5 million.

Upon completion of the transaction, the Company will hold 60% of the issued and paid-up share capital of Kfar Hasha’ashuim.

NOTE 18	–	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A

a.	The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in Israel (Israel GAAP), which vary in certain respects from accounting principles generally accepted in the United States of America (U.S. GAAP), and as allowed by item 17 to Form 20-F, as described below:

1.	Proportionate consolidation

Under Israeli GAAP, jointly controlled entities are included in the Company’s consolidated financial statements according to the proportionate consolidation method.

Under U.S. GAAP, investments in jointly controlled entities are accounted for by the equity method. Pursuant to the Securities and Exchange Commission requirements applicable to foreign private issuers, the Company is not required to include in the reconciliation to US GAAP the differences in classification that result from using proportionate consolidation. For the Company’s share in assets, liabilities, revenues, expenses and cash flows data of jointly controlled companies consolidated by the proportionate consolidation method, see note 3c.

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18	–	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A (continued)

2.	Deferred income taxes

a.	Under Israeli GAAP through December 31, 2004, deferred income taxes are not provided for differences between the accounting basis and income tax basis of land and of fixed assets with depreciable lives in excess of 20 years that arise from adjustments for changes in the Israeli CPI. Commencing January 1, 2005, under the new Israeli standard (see note 2l), deferred taxes are provided for land and for land component in newly acquired businesses.

Under U.S. GAAP, deferred taxes are provided on all such differences between the accounting basis and income tax basis of land and fixed assets.

b.	In accordance with Israeli GAAP, the Company concluded as of December 31 ,2006, that the recognition of a deferred tax liability relating to a capital gain of NIS 48,570 thousand arising from the offering of shares of BSRE was not required because the Company does not intend to sell its shares in BSRE.

According to US GAAP, a deferred tax liability in the amount of NIS 12,143 thousands has been recorded.

3.	Liability for employee rights, net of amount funded

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

See Note 8c for the presentation in the Company’s balance sheet.

4.	Derivative instruments

Under Israeli GAAP, as noted in note 2v, the Company accounts for its derivative instruments as hedging instruments. Under U.S. GAAP, in accordance with the provisions of FAS 133 (as amended by FAS 137, FAS 138 and FAS 149), the Company’s derivative instruments do not qualify for hedge accounting. Therefore under US GAAP, changes in the fair value of the derivative instruments are carried to “Gains on derivatives”.

In addition, under Israeli GAAP, gains and losses on derivatives that are hedging declared dividend are deducted or added to the dividend amount whereas under U.S GAAP changes in the fair value of those derivatives are carried to the statements of operations.

In 2006, the Company did not have hedging instruments.

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18	–	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A (continued)

In addition under Israeli GAAP, lease agreements denominated in currencies other than the functional currency are not considered arrangements with embedded derivatives.

According to statement 133 Implementation issue B21 “Embedded Derivatives, when Embedded Foreign Currency Derivatives Warrant Separate Accounting”, such agreements include embedded derivatives which should be bifurcated and recorded as a liability. The fair value of the embedded derivatives is valued at balance sheet date until the lease is over.

Differences in fair value were recorded as financial income and amounted to NIS 9,911 thousand (NIS 7,086 thousand after taxes) in 2006.

5.	Goodwill

Prior to January 1, 2006 under Israeli GAAP, goodwill was amortized in equal annual installments over a period of 10 and 20 years (see note 2b(3)), and reviewed for impairment when circumstances indicate the possibility that impairment exists.

Commencing January 1, 2006, under an amendment to Israeli Standard No. 20, goodwill will no longer be amortized and is tested for impairment at least annually (see note 2j).

Under U.S. GAAP, goodwill is not amortized. In addition, goodwill attributable to reporting units is tested for impairment by comparing the fair value of the related reporting unit with its carrying value. Fair value is determined by the Company based on market value of the reporting unit. The reporting unit to which most of the goodwill was attributed is a subsidiary, whose shares are traded on the Tel-Aviv stock exchange, and therefore its fair value is determined by the Company based on its shares’ market value.

6.	Impairment of long-lived assets

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

According to U.S. GAAP (SFAS 144 – “Accounting for the Impairment or Disposal of Long-Lived Assets”) an impairment loss is recognized only if the carrying amount of an asset is not recoverable and exceeds fair value. The carrying amount is not recoverable if it exceeds the estimated undiscounted future cash flows expected to result from the use and eventual disposition of the asset. An impairment loss should be recorded for the amount by which the carrying value of the asset exceeds its fair value.

As a result, when the sum of the future discounted cash-flows of the long lived assets is less than the carrying amount of such assets, but the undiscounted cash-flows is more than the carrying amount, an impairment loss, will be recorded under Israeli GAAP, but would not require an impairment loss to be recorded under U.S. GAAP.

In addition, in accordance with Israeli GAAP, where indicators are present that beneficial events have occurred or beneficial changes in circumstances have taken place, the impairment provision in respect of the asset (other than goodwill) may be reversed in the future, while under U.S. GAAP, this impairment loss cannot be reversed and the asset is continued to be carried at its new cost.

7.	Compensation expense in respect of options issued to employees

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

8.	Cash flow classification

According to Israeli GAAP, proceeds from sale or purchase of marketable securities are presented in cash flows from investing activities in the statement of cash flows.

According to U.S. GAAP, proceeds from sale or purchase of marketable securities which are classified by the Company as trading securities are included in cash flows from operating activities.

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18	–	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A (continued)

9.	Convertible debentures

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

As described in Note 7a(2), due to dividend distributions in 2006, 2005 and 2004, the conversion price was adjusted to NIS 30.08, NIS 32.89 and NIS 35.2, as of December 31, 2006, 2005 and 2004, respectively. These prices are below the market price of the shares at the commitment date (NIS 42.4). Accordingly, under U.S. GAAP, the Company recorded in 2006, 2005 and 2004 a beneficial conversion feature (credited to additional paid-in capital (“APIC”) amounting to NIS 21,045 thousand (NIS 14,748 thousand after taking into consideration deferred taxes), NIS 15,650 thousand (NIS 11,444 thousand after taking into consideration deferred taxes) and NIS 37,721 (NIS 24,658 thousands, after taking into consideration deferred taxes) thousand, respectively, which equals the difference between the market price of the shares at the commitment date and the adjusted conversion price, multiplied by the number of shares resulting from the conversion.

The resulting discount on the convertible debentures is accreted over the remaining term of the debentures. Accordingly, the Company recorded, under U.S. GAAP, for the years ended December 31, 2006, 2005 and 2004, additional interest expense in the amount of NIS 23,216 thousand (NIS 16,019 thousand after taxes), NIS 11,690 thousand (NIS 7,715 thousand after taxes) and NIS 9,014 thousand (NIS 5,859 thousand after taxes), respectively.

Subsequent to balance sheet date, the conversion price was further adjusted to NIS 28.6, due to announcement of another dividend distribution, see note 17a. As a result, the Company is expected to record in 2007 an additional discount on the debentures, in an amount of approximately NIS 8,007 thousand (NIS 5,773 thousand after taxes) against a credit to APIC.

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18	–	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A (continued)

Under Israeli GAAP, the beneficial conversion feature component is not recognized in the financial statements.

Under the transition provisions of Israeli standard No.22, effective January 1, 2006, the company is required to bifurcate the equity component from these convertible debentures, see note 2k. However, the value assigned of the equity component, based on the calculation guidelines outlined in standard No. 22 resulted in a non-material amount and thus the amount of the liability was not bifurcated.

Under Israeli GAAP, the balance of the debt issuance costs have been reclassified and presented as a deduction from the liability (note2w(3)).

Under to US GAAP, debt issuance costs are presented as an asset and amortized using the effective interest method over the life of the debt.

Under US GAAP, convertible debentures are accounted for in accordance with the provisions of Emerging Issues Task Force (“EITF”) Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” (“EITF 00-19”). The Company has also considered EITF No. 05-2, “The Meaning of Conventional Convertible Debt Instrument” in the adoption of EITF 00-19. Under these pronouncements, the Company has recorded the embedded derivative instrument as a liability based on its fair value. The fair value of the derivative instrument was determined using the bionomic valuation model. The remaining balance of the proceeds was attributed to the debenture. The embedded derivative was bifurcated and recorded as a liability in the amount of NIS 3,661 thousand as of August 20, 2006. The fair value of the embedded derivative is valued at balance sheet date until the conversion of the debentures. Difference in fair value, were recorded as financial expenses and amounted to NIS 986 thousand in 2006.

10.	Reporting comprehensive income

U.S. GAAP require reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Israeli GAAP does not contain such a requirement.

With respect to the Company, comprehensive income does not include any items other than net income.

11.	Leasehold rights from the Israel Land Administration Authority (ILAA)

Under Israeli GAAP, land lease rights from the ILAA are accounted for as fixed assets, and not depriciated.

Under US GAAP, in accordance with SFAS 13 “Accounting for Leases”, leases involving real estate can be accounted for as capital lease only when (a) the lease transfers ownership of the property to the lessee by the end of the lease term or (b) the lease contains a bargain purchase option. Since none of the above-mentioned terms is met, leasehold rights are accounted for as an operating lease. The leasehold rights are amortized over the period of the initial option plus the renewal option period (See note 18c(6)).

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18	–	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A (continued)

12.	Effect of inflation

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

As explained in note 2a above, the amounts adjusted for the effects of inflation in Israel, presented in the financial statements as of December 31, 2003 (hereafter – “the transition date”), were used as the opening balances for the nominal financial reporting in the following periods. As a result, amounts reported in 2006, 2005 and 2004 for non-monetary and capital items that originated before the transition date are based on their adjusted December 2003 shekel balance.

As allowed by the SEC, the adjustments to reflect the changes in the general purchasing power of Israeli currency, have not been reversed in the reconciliation of Israeli GAAP to U.S. GAAP.

b.	The effects on the financial statements of the abovementioned material differences between Israeli GAAP and U.S. GAAP are as follows:

1.	Consolidated statements of operations:

	2004	2005	2006
	NIS in thousands (except share and per share data)

Net income as reported, according to Israeli GAAP	60,548	89,991	213,911
Amortization of goodwill ,see a (5)	5,870	6,508	-
Accretion of discount resulting from
beneficial conversion feature in
respect of convertible debentures ,see a (9)	(9,014)	(11,690)	(23,216)
Gains on derivatives ,see a (4)	755	882	9,911
Impairment of long-lived assets ,see a (6)*)	(30,300)	(10,211)	(25,560)
Amortization of leasehold rights from the ILAA see (11)	-	-	(3,752)
Financial expenses, net	-	-	(986)
Taxes in respect of the above	12,557	10,191	10,400
Deferred taxes on income ,see a (2)	837	4,160	(11,435)
Minority interest in respect of the above	3,982	(1,491)	(2,549)

Net income according to U.S. GAAP	45,235	88,340	166,724

Net income per share per Israeli GAAP:

Basic	1.57	2.32	5.46

Diluted	1.54	2.26	4.92

Net income per share Per U.S. GAAP:
Basic	1.17	2.27	4.25

Diluted	1.17	2.27	4.23

Weighted average number of shares used
for computation of earning per share

Basic	38,614,640	38,832,663	39,207,214

Diluted	44,074,329	44,443,433	44,939,831

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18	–	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A (continued)

*)	Includes:

1.	Difference in depreciation expense due to different cost basis of fixed assets between Israeli GAAP and U.S. GAAP resulting from different impairment charges.

2.	Difference due to reversal of impairment losses previously recognized under Israeli GAAP, which is not permitted under U.S. GAAP.

3.	Difference due to impairment losses recognized under U.S. GAAP in the current period, whereas under Israeli GAAP such impairment losses were included in previous periods.

2.	Consolidated balance sheets:

	December 31, 2005			December 31, 2006
	As per Israeli GAAP	Adjustment	As per U.S. GAAP	As per Israeli GAAP	Adjustment	As per U.S. GAAP
	NIS in thousands

Other accounts receivable (4)	-	-	-	119,028	9,911	128,939
Severance pay fund (3)	-	16,624	16,624	-	17,593	17,593
Cost of fixed assets	3,595,358	-	3,595,358	3,724,956	-	3,724,956
Accumulated depreciation
and amortization
(including impairment
of fixed assets) (6) (11)	(1,623,781)	34,586	(1,589,195)	(1,724,316)	(57,407)	(1,781,723)
Intangible assets and deferred
charges (5) (9)	84,405	23,395	107,800	84,508	50,623	135,131
Deferred income taxes,
net (2) (4) (6) (9) (11)	11,242	(29,132)	(17,890)	3,597	(20,730)	(17,133)
Other accounts payable
and accrued expenses (9)	(323,674)	-	(323,674)	(945,007)	(4,779)	(949,786)
Accrued severance pay (3)	(28,166)	(16,624)	(44,790)	(35,527)	(17,593)	(53,120)
Debentures and convertible
debentures (9)	(321,506)	35,398	(286,108)	(1,096,058)	9,528	(1,086,530)
Minority interest *	(111,233)	(1,051)	(112,284)	(239,142)	9,063	(230,079)
Additional paid-in
capital (7) (9)	(714,796)	(57,258)	(772,054)	(737,756)	(72,006)	(809,762)
Retained earnings **	(97,841)	(5,938)	(103,779)	(201,752)	75,797	(125,955)
Total shareholders' equity	(865,308)	(63,196)	(928,504)	(992,922)	3,791	(989,131)

*	Net effect of reconciling items.

**	2006 unappropriated are net of an adjustment of NIS 45,209 thousands, related to the adoption of SAB 108 (see note 18c(6) below).

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18	–	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A (continued)

3.	Consolidated statements of cash flows:

	Year ended December 31,
	2004	2005	2006
	NIS in thousands

Cash flows from operating activities:

As per Israeli GAAP	348,558	209,760	269,971
Adjustment (1)	15,817	-	(64,972)

As per U.S. GAAP	364,375	209,760	204,999

Cash flows from investing activities:

As per Israeli GAAP	(68,562)	(569,452)	(157,445)
Adjustment (1)	(15,817)	-	64,972

As per U.S. GAAP	(84,379)	(569,452)	(92,473)

(1)	See a(11) above.

c.	Recently issued accounting pronouncements in the United Stats:

1)	In February 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 155, Accounting for Certain Hybrid Financial Instruments (“SFAS No. 155”), which amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133”) and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“SFAS No. 140”). SFAS No. 155 simplifies the accounting for certain derivatives embedded in other financial instruments by allowing them to be accounted for as a whole if the holder elects to account for the whole instrument on a fair value basis. SFAS No. 155 also clarifies and amends certain other provisions of SFAS No. 133 and SFAS No. 140. SFAS No. 155 is effective for all financial instruments acquired, issued or subject to a remeasurement event occurring in fiscal years beginning after September 15, 2006. Earlier adoption is permitted, provided the Company has not yet issued financial statements, including for interim periods, for that fiscal year. The Company is currently evaluating the impact of SFAS No. 155 on the Company’s results of operations and financial condition.

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18	–	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A (continued)

2)	In March 2006 the FASB issued Statement of Financial Accounting Standards No. 156, “Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140” (“FAS 156”). This Statement amends FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, with respect to the accounting for separately recognized servicing assets and servicing liabilities. In accordance with the provisions of FAS 156, separately recognized servicing assets and servicing liabilities must be initially measured at fair value, if practicable. Subsequent to initial recognition, company may use either the amortization method or the fair value measurement method to account for servicing assets and servicing liabilities within the scope of this Statement. FAS 156 is effective for fiscal years beginning after September 15, 2006 (January 1, 2007, for the company). Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. The Company is currently evaluating the impact of SFAS No. 156 on the Company’s results of operations and financial condition.

3)	In June 2006, the FASB ratified EITF Issue No. 06-03 How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation) (“Issue No. 06-03”). Under Issue No. 06-03, a company must disclose its accounting policy regarding the gross or net presentation of certain taxes. If taxes included in gross revenues are significant, a company must disclose the amount of such taxes for each period for which an income statement is presented (i.e., both interim and annual periods). Taxes within the scope of this Issue are those that are imposed on and concurrent with a specific revenue-producing transaction. Issue No. 06-03 is effective for the first annual or interim reporting period beginning after December 15, 2006 (as of January 1, 2007 for the Company). The Company’s current policy is to recognize revenue net of VAT, accordingly the Company does not expecting this new accounting pronouncement to materially effect the Company’s results of operations and financial condition and disclosure.

4)	In July 2006, the FASB issued Interpretation No. 48 (“FIN No. 48”), Accounting for Uncertainty in Income Taxes, which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” FIN No. 48 prescribes a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon examination. If the tax position is deemed “more-likely-than-not” to be sustained, the tax position is then measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. FIN No. 48 also provides guidance on various related matters such as derecognition, interest and penalties and disclosure. FIN No. 48 is effective for fiscal years beginning after December 15, 2006 (as of January 1, 2007 for the Company). The Company is currently evaluating the impact of FIN No. 48 on the Company’s results of operations and financial condition.

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18	–	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A (continued)

5)	In September 2006 the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”), which provides guidance for using fair value to measure assets and liabilities. The standard also responds to investors’ requests for more information about (1) the extent to which companies measure assets and liabilities at fair value, (2) the information used to measure fair value, and (3) the effect that fair-value measurements have on earnings. SFAS No. 157 will apply whenever another standard requires (or permits) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value to any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years (as of January 1, 2008 for the Company).

The Company is currently evaluating the impact of SFAS No. 157 on the Company’s results of operations and financial condition.

6)	In September 2006, the SEC issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB No. 108”). SAB No. 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects of each of the company’s balance sheet and statement of operations and the related financial statement disclosures. SAB No. 108 permits existing public companies to record the cumulative effect of initially applying this approach in the first year ending after November 15, 2006 by recording the necessary correcting adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings. Additionally, the use of the cumulative effect transition method requires detailed disclosure of the nature and amount of each individual error being corrected through the cumulative adjustment and how and when it arose. The Company has adopted SAB No. 108. The adoption of SAB No. 108 had an effect of NIS 45,209 thousand on the consolidated retained earnings due to the GAAP differences related to the leases from the Israeli administration, see note a(11) above.

7)	In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment of FASB Statement No. 115,” which will become effective in 2008. SFAS No. 159 permits entities to measure eligible financial assets, financial liabilities and firm commitments at fair value, on an instrument-by-instrument basis, that are otherwise not permitted to be accounted for at fair value under other generally accepted accounting principles. The fair value measurement election is irrevocable and subsequent changes in fair value must be recorded in earnings. The Company has not yet determined the effect that the adoption of SFAS No. 159 will have on its consolidated financial statements.

APPENDIX I

BLUE SQUARE – ISRAEL LTD.

DETAILS OF PRINCIPAL SUBSIDIARIES, PROPORTIONATELY CONSOLIDATED COMPANIES AND

AN ASSOCIATED COMPANY

AT DECEMBER 31, 2006

Holding Company	Name of Company	Percentage of ownership and control by holding company as of December 31, 2006

Blue Square-Israel Ltd.	The Blue Square Chain
	Investments & Properties Ltd.	80%	Subsidiary

	Blue Square Real Estate Ltd.	80%	Subsidiary

	Hamachsan Hamerkazi Kfar
	Hasha'ashuim Ltd.	50%	Subsidiary

	Diners Club Israel Ltd.	36.75%	see note 9b(1)

	Loyalty plan-partership	75%	Proportionately consolidated

The Blue Square Chain
Investments & Properties Ltd.	The Blue Square Chain (Hyper Hyper)Ltd.	100%	Subsidiary

	Center Investments 1108 Ltd.	50%	Proportionately consolidated

	Izdarehet Investments Company Ltd.	50%	Proportionately consolidated
The Blue Square Chain (Hyper
Hyper) Ltd.	Hyper Lod Center Ltd.	100%	Subsidiary

	Kenyon Malha Jerusalem Partnership	100%	Subsidiary

	Shefa Mehadrin Ltd.	100%	Subsidiary

	Radio Non-Stop Ltd.	35.9%	Associated company

Blue Square Real Estate Ltd.	Kenyon Hadar Management Company Ltd.	50%	Proportionately consolidated

	Joint venture Blue Square - Hadar	50%	Proportionately consolidated

APPENDIX II

REPORT OF INDEPENDANT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of

HAMACHSAN HAMERKAZI KFAR HASHAASHUIM LTD.

        We have audited the accompanying consolidated balance sheets of Hamachsan Hamerkazi Kfar Hashaashuim Ltd. (“the Company”) and its subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2006 (not presented separately herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2006 and 2005, and the consolidated results of their operations and cash flows for each of the two years in the period ended December 31, 2006, in conformity with Israel generally accepted accounting principles, which differ in certain respects from those followed in the United States, as described in Note 27 to the consolidated financial statements.

Tel-Aviv, Israel	KOST, FORER GABBAY & KASIERER
March 22, 2007	A Member of Ernst & Young Global

APPENDIX III

REPORT OF INDEPENDANT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of

Radio Non-Stop Ltd.

        We have audited the accompanying consolidated balance sheets of Radio Non-Stop Ltd. (“the Company”) and its subsidiaries as of December 31, 2006, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the period ended December 31, 2006 (not presented separately herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2006, and the consolidated results of their operations and cash flows for the period ended December 31, 2006, in conformity with Israel generally accepted accounting principles, which differ in certain respects from those followed in the United States, as described in Note 17 to the consolidated financial statements.

Tel-Aviv, Israel	KOST, FORER GABBAY & KASIERER
March 20, 2007	A Member of Ernst & Young Global

SIGNATURE

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

BLUE SQUARE-ISRAEL LTD. By: /s/ Gil Unger —————————————— Gil Unger President and Chief Executive Officer

By: /s/ Dror Moran —————————————— Dror Moran Vice President and Chief Financial Officer

Date: June 28, 2007