Form 20-F/A
period 2006-12-31
BLUE SQUARE ISRAEL LTD /ADR/
filed 2008-01-29
CIK 1016837

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
Amendment No. 1

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

☒     Item 17      ☐     Item 18

EXPLANATORY NOTE

Blue Square-Israel Ltd. (the “Company”) is filing this Amendment No. 1 (the “Amendment”) to its Annual Report on Form 20-F for the year ended December 31, 2006, which was originally filed on June 28, 2007 (the “Original Filing”), to reflect the amendment and restatement of its financial statements for the year ended December 31, 2006. The Company has amended and restated its financial statements for the year ended December 31, 2006 in order to correct an error in Note 18 (effect of material differences between generally accepted accounting principles in Israel and in U.S.A.). As explained more fully in Note 18 to our Consolidated Financial Statements contained elsewhere in this report, after filing the Original Filing, the Company determined that an error had occurred as a result of an incorrect calculation of the accumulated amortization of the Company’s land lease rights as of January 1, 2006, following the Company’s adoption of Staff Accounting Bulletin 108. Management had previously concluded that the Company maintained effective internal control over financial reporting as of December 31, 2006.  In connection with the restatement of the Company’s consolidated financial statements discussed above, management has determined that the material weaknesses described above existed as of December 31, 2006. Accordingly, management assessed that the Company did not maintain effective internal control over financial reporting as of December 31, 2006. In order to address these weaknesses, the Company has enhanced its controls over the financial closing and reporting process, and provided training to its accounting personnel. The primary effects of this restatement are to make a number of adjustments to the U.S. GAAP balance sheet of the Company as of December 31, 2006. Accordingly, to reflect the effects of the restatement, information in the following sections of this report has been revised: Part I, Item 3.A., Key Information – Selected Financial Data; and Part I, Item 8., Financial Information. In addition, the information under Part II, Item 15 has been revised as a result of management’s re-assessment of the Company’s internal controls.

Except as required to reflect the effects of the restatement for the items above, the Company has not made any modifications or updates to the Original Filing on Form 20-F. Information not affected by the restatement remains unchanged and reflects the disclosures made at the time of the Original Filing. This Amendment does not describe other events occurring after the Original Filing, including exhibits, or modify or update those disclosures affected by subsequent events. This Amendment should be read in conjunction with the Company’s filings made with the SEC subsequent to the filing of the Original Filing, as information in such reports and documents may update or supersede certain information contained in this Amendment. Accordingly, this Amendment only amends and restates Part I, Items 3.A., 8. and Part II, Item 15 of the Original Filing, in each case, solely as a result of, and to reflect, the restatement, and no other information in the Original Filing is amended hereby. In addition, currently dated certificates of the Company’s Temporary Chief Executive Officer and the Company’s Chief Financial Officer have been attached as Exhibits 12.(a).1, 12.(a).2, and 13.(a).1. The entire Original Filing, excluding exhibits other than 12.(a).1, 12.(a).2, and 13.(a).1, has been refiled on this Form 20-F/A.

i

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

v

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data.

         We have derived the following selected consolidated financial data as of December 31, 2005 and 2006 and for each of the years ended December 31, 2004, 2005 and 2006 from our consolidated financial statements and notes included elsewhere in this Annual Report. We have derived the selected consolidated financial data as of December 31, 2002, 2003, and 2004 and for each of the years ended December 31, 2002 and 2003 from our audited consolidated financial statements not included in this Annual Report. We prepare our consolidated financial statements in conformity with Israeli GAAP. As described in note 18 (1) to our consolidated financial statements included elsewhere in this Annual Report, Israeli GAAP differs in certain respects from U.S. GAAP. See Item 5. “Operating and Financial Review and Prospects – Critical Accounting Policies.” You should read the selected consolidated financial data together with the section of this Annual Report entitled “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this Annual Report.

(1) Note 18 has been restated – see note 18(a) for more details.

	2002	2003	2004	2005	2006	2006
	NIS (In thousands, except per ordinary share or ADS data)(1)					$(2)

Income Data
Sales	5,444,306	5,170,510	5,365,784	5,797,018	6,515,035	1,542,021
Cost of sales	3,974,628	3,777,411	3,962,303	4,298,211	4,812,952	1,139,160
Gross profit	1,469,678	1,393,099	1,403,481	1,498,807	1,702,083	402,861
Selling, general and administrative expenses	1,250,662	1,190,425	1,203,391	1,269,760	1,396,877	330,622
Operating income	219,016	202,674	200,090	229,047	305,206	72,239
Financial income (expenses), net	15,900	(48,813)	(58,090)	(59,529)	(42,368)	(10,029)
Amortization of goodwill	(5,277)	(5,740)	(5,870)	(6,508)	-	-
Other income (expenses), net	(174,004)	(136,612)	(19,593)	690	78,022	18,467
Taxes on income	42,078	8,445	41,230	58,490	96,660	22,878
Equity in net earnings (loss) of affiliates	(363)	742	(1,204)	498	1,284	304
Minority interest	5,953	10,852	13,555	15,717	31,573	7,473
Net income (loss)	7,241	(7,046)	60,548	89,991	213,911	50,630
Earnings (loss) per ordinary share or ADS (basic)	0.19	(0.18)	1.57	2.32	5.46	1.29
Earnings (loss) per ordinary share or ADS
(fully diluted)	*0.19	*(0.18)	*1.54	*2.26	4.92	1.16
Cash dividends declared per ordinary share or ADS	3.33	7.68	6.38	2.35	2.81	0.67
U.S. GAAP:
Net income (loss)	62,596	(952)	45,235	88,340	166,724	39,461
Earnings (loss) per ordinary share or ADS (basic)	1.63	(0.02)	1.17	2.27	4.25	1.01
Earnings (loss) per ordinary share or ADS
(fully diluted)	1.63	(0.02)	1.17	2.27	4.23	1.00
Selected Operating Data:
Number of stores (at year end)	173	161	164	168	175	N/A
Increase (decrease) in same store sales(3)	(12.0)%	(11.0)%	(1.3)%	1.7%	5.3%	N/A
Total square meters (at year end)	292,600	290,800	300,000	312,000	323,304	N/A
Sales per square meter (in NIS)(4)	19,229	17,906	18,074	18,621	19,739	1,130
Sales per employee (in thousands)(5)	799	832	867	899	938	54

(1)	For the years 2002-2003, these amounts have been adjusted to reflect changes in the Israeli consumer price index as of December 31, 2003.

(2)	The translation of the NIS amounts into dollars has been made for the convenience of the reader at the representative exchange rate prevailing at December 31, 2006 (NIS 4.225 =$1.00), as published by the Bank of Israel. During 2006, the US dollar depreciated in value vis-à-vis the NIS by 8.2%.

(3)	The Company’s Same Store Sales calculation is based on stores: (1) that have operated continuously throughout the current and prior reporting period (e.g., stores that were open on January 1, 2005 and were not permanently closed during 2005 or 2006); and (2) that have not been resized significantly during the period.

(4)	Based on an average total square meters at month end during the relevant year.

(5)	In 2005, the Company began outsourcing its cleaning activities to external services providers, which reduced its total number of employees as compared to 2004. To facilitate a meaningful comparison between the Company’s Sales Per Employee for 2005 and 2006 with the Sales Per Employee for the previous periods, the number of employees used to calculate Sales Per Employee for all previous periods has been adjusted to excluding cleaning personal.

*	After retroactive application of accounting change. Commencing January 1, 2006, the Company applies the provisions of Israeli Accounting Standard No. 21 of the IASB, “Earnings per Share”. The computation of basic net income per share is generally based on earnings available for distribution to holders of ordinary shares divided by the weighted average number of ordinary shares outstanding during the period. In computing diluted net income per share, the weighted average number of shares to be issued, assuming that all dilutive potential shares are converted into shares, is to be added to the average number of ordinary shares used in the computation of the basic income per share. Potential shares are taken into account, as above, only when their effect is dilutive (reducing net income or increasing loss per share from continuing activities). Comparative net income per share figures included in this Annual Report reflect a retrospective application of the new standard’s computation directives.

	December 31,
	2002	2003	2004	2005		2006	2006
	NIS (in thousands)(1)						$(2)
							As Restated (3)

Balance Sheet Data:
Israeli GAAP:
Working capital (deficit)	(388,177)	(288,831)	(380,666)	(450,044)		343,398	81,278
Total assets	3,232,733	3,199,680	3,079,011	3,683,035		4,071,733	963,725
Short-term credit from banks and
others	318,424	212,521	136,541	359,316	*	264,858	62,688
Long-term debt	355,320	686,084	776,568	1,102,810		1,154,926	273,356
Shareholders' equity	1,339,416	1,037,340	819,310	865,308		992,922	235,011
U.S. GAAP:
Total assets	3,271,342	3,262,934	3,147,284	3,757,640		4,112,217	973,306
Shareholders' equity	1,375,566	1,082,450	873,120	928,504		1,003,384	237,487

(1)	For the years 2002-2003, these amounts have been adjusted to reflect changes in the Israeli consumer price index as of December 31, 2003.

(2)	The translation of the NIS amounts into dollars has been made for the convenience of the reader at the representative exchange rate prevailing at December 31, 2006 (NIS 4.225 = $1.00), as published by the Bank of Israel.

(3)	The U.S. GAAP amounts have been restated – see note 18 (a) to the consolidated financial statement.

*	Reclassified.

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors.

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

          (a) Disclosure Controls and Procedures. We performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that the material financial and non-financial information required to be disclosed on Form 20-F and filed with the Securities and Exchange Commission is recorded, processed, summarized and reported timely within the time period specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Securities Act of 1933, as amended, is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There can be no assurance that our disclosure controls and procedures will detect or uncover all failures of persons within Blue Square to disclose material information otherwise required to be set forth in our reports. Nevertheless, our disclosure controls and procedures are designed to provide reasonable assurance of achieving the desired control objectives. At the time that our annual report on Form 20-F for the year ended December 31, 2006 was filed on June 28, 2007, our CEO and CFO concluded that our disclosure controls and procedures were effective as of December 31, 2006 at such reasonable assurance level. Subsequent to that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were not effective at a reasonable level of assurance as of December 31, 2006 because of the material weaknesses in our internal control over financial reporting discussed below.  Notwithstanding the material weaknesses described below, our management has concluded that our consolidated financial statements included in this annual report on Form 20-F/A fairly state in all material respects the financial condition and results of operation of the Company in accordance with GAAP for each of the periods presented therein.

          (b) Management’s Annual Report on Internal Control over Financial Reporting (restated). Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that:

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

         In 2008, the Company detected an error in note 18 (effect of material differences between generally accepted accounting principles in Israel and in the U.S.A) of its previously issued financial statements, as included in Form 20-F for the year ended December 31, 2006, and decided to restate such financial statements. The error was the result of an incorrect calculation of the accumulated amortization of the Company’s land lease rights as of January 1, 2006, during the Company’s adoption of Staff Accounting Bulletin No. 108 (“SAB 108”). The calculation of the amortization of the land lease rights was incorrect because it was based on the time lapsed since the inception of the lease contracts instead of the time lapsed since the Company acquired its rights under the lease contracts. See also note 18(a) to the financial statements.

         In connection with the above restatement, the Company’s management determined that there were material weaknesses in its internal control as of December 31, 2006, because as of such date: 1. the Company did not maintain effective controls, including monitoring controls, over the financial closing and reporting process in connection with the nature and effect of the differences between accounting principles generally accepted in Israel and accounting principles generally accepted in the United States, as presented in note 18 to the consolidated financial statements, and 2. the Company did not maintain a sufficient complement of personnel with an appropriate level of knowledge, experience and training, both in the application of generally accepted accounting principles in the United States and in internal control over financial reporting, commensurate with its financial reporting obligations. A material weakness is a control deficiency, or combination of control deficiencies, that result in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected .

         Management had previously concluded that the Company maintained effective internal control over financial reporting as of December 31, 2006. In connection with the restatement of the Company’s consolidated financial statements as discussed above, management has determined that the material weaknesses described above existed as of December 31, 2006. Accordingly, management assessed that the Company did not maintain effective internal control over financial reporting as of December 31, 2006 and has restated its report on internal control over financial reporting.

         Since the filing of the Company’s Annual Report on Form 20-F in June 2007, the Company has improved its internal control over financial closing and reporting process by (i) recruiting additional accounting personnel with an appropriate level of knowledge, experience and training in US GAAP matters and (ii) retaining the services of a separate independent accounting firm (with knowledge and experience in US GAAP matters) to review all of the Company’s US GAAP calculations. Furthermore, since detection of the error in note 18 of its previously issued financial statements, the Company has provided training to its accounting personnel, both in the application of generally accepted accounting principles in the United States and in internal control over financial reporting.

         (c) The effectiveness of the Company’s internal control over Financial reporting as of December 31, 2006 has been audited by Kesselman & Kesselman, an independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited; their report is included in Item 17.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

PART III

ITEM 17.	FINANCIAL STATEMENTS

        The financial statements required by this item are found at the end of this Annual Report, beginning on page F-1.

ITEM 18.	FINANCIAL STATEMENTS

        We have responded to Item 17 in lieu of this item.

ITEM 19.	EXHIBITS

        The exhibits filed with or incorporated into this Annual Report are listed in the index of exhibits below.

Exhibit No.	Description

1.1	Memorandum of Association of the Registrant (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-1 (File No. 333-05024)).

1.2	Articles of Association of the Registrant adopted in August 2001 (incorporated by reference to Exhibit 1.2 to Blue Square's Annual Report on Form 20-F for the year ended December 31, 2001).

1.3	Amendments to Articles of Association of the Registrant adopted in January 2004 (incorporated by reference to Exhibit 1.3 to Blue Square's Annual Report on Form 20-F for the year ended December 31, 2003).

1.4	Amendment to Articles of Association of the Registrant adopted in February 2006 (incorporated by reference to Exhibit 1.4 to Blue Square's Annual Report on Form 20-F for the year ended December 31, 2005).

2.1	Form of Deposit Agreement (incorporated by reference to Exhibit (a) to the Registration Statement on Form F-6 (File No. 333-05158)).

4.1	Service Agreement made and entered into on the 1st day of January 1990 between Blue Square Chain (Super Super) Ltd. and Blue Square Chain (Hyper Hyper) Ltd. (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-1 (File No. 333-05024)).

4.2	Supply Agreement made and entered into on the 1st day of January 1990 between Blue Square Chain (Super Super) Ltd. and Blue Square Chain (Hyper Hyper) Ltd. (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-1 (File No. 333-05024)).

4.3	Management Agreement made and entered into on July 23, 1996 between Blue Square Chain Investments & Properties Ltd. and the Registrant (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form F-1 (File No. 333-05024)).

4.4	An Agreement to Loan Employees made and entered into on July 23, 1996 between Blue Square Chain Properties (Hyper Hyper) Ltd. and the Registrant (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-1 (File No. 333-05024)).

4.5	Agreement made and entered into on July 25, 1996 between the Registrant and Blue Square Chain (Hyper Hyper) Ltd. regarding property selection (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form F-1 (File No. 333-05024)).

Exhibit No.	Description

4.6	Registration Rights Agreement, dated as of July 25, 1996, by and among the Registrant and Co-Op Blue Square Consumers Cooperative Society Ltd. (incorporated by reference to Exhibit 10.15 to the Registration Statement on Form F-1 (File No. 333-05024)).

4.7	Letter, dated July 1, 1996, by Co-Op Blue Square Consumers Cooperative Society Ltd. indemnifying the Registrant against certain real estate tax liabilities (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form F-1 (File No. 333-05024)).

4.8	Letter, dated May 21, 1993 and March 18, 1993, by Co-Op Blue Square Consumers Cooperative Society Ltd. indemnifying Blue Square Chain Investments & Properties Ltd. against certain real estate tax liabilities (incorporated by reference to Exhibit 10.18 to the Registration Statement on Form F-1 (File No. 333-05024)).

4.9	Form of Letter of Exemption and Indemnity adopted in February 2001 (incorporated by reference to Exhibit 4.13 to Blue Square's Annual Report on Form 20-F for the year ended December 31, 2000).

4.10	Form of Letter of Exemption and Indemnity (English translation accompanied by the Hebrew original). (incorporated by reference to Exhibit 4.14 to Blue Square's Annual Report on Form 20-F for the year ended December 31, 2001).

4.11	Special Collective Agreement made on the 28th day of May 1996 between Co-Op Blue Square Consumers Cooperative Society Ltd., the Registrant and The New Federation of Labor in Israel/The Federation of Clerical, Administrative and Services Employees and Consumers Cooperative Union-Central Cooperative Society Ltd. (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-1 (File No. 333-05024)).

4.12	Special Collective Agreement made on the 3rd day of September 2000 between Blue Square and The New Federation of Labor in Israel. The Federation of Clerical, Administrative and Services Employees / the Commercial Section Employees and the committee of Blue Square employees. (English summary accompanied by the Hebrew original) (incorporated by reference to Exhibit 4.16 to Blue Square's Annual Report on Form 20-F for the year ended December 31, 2001).

4.13	Collective Agreement, made on August 13, 2003, by and among Blue Square - Israel Ltd. and The New Federation of Labor in Israel/The Federation of Clerical, Administrative and Services Employees and the National Committee of the Blue Square Co-Op Employees (English translation) (incorporated by reference to Exhibit 4.15 to Blue Square's Annual Report on Form 20-F for the year ended December 31, 2003).

4.14	Collective Agreement, made on October 15, 2003, by and among Blue Square - Israel Ltd. and The New Federation of Labor in Israel/The Federation of Clerical, Administrative and Services Employees and the National Workers Committee of Blue Square-Israel Ltd (English translation) (incorporated by reference to Exhibit 4.16 to Blue Square's Annual Report on Form 20-F for the year ended December 31, 2003).

4.15	Special Collective Bargaining Agreement made on the 21st day of January 2005 among Blue Square, the Histadrut and the National Committee of Blue Square-Israel. (English translation). (incorporated by reference to Exhibit 4.15 to Blue Square's Annual Report on Form 20-F for the year ended December 31, 2004).

4.16	Special Collective Bargaining Agreement made on April 26, 2006 among Blue Square, the MAOF Histadrut and Blue Square-Israel Employees' Union (English translation). (incorporated by reference to Exhibit 4.16 to Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2006)

4.17	Special Collective Bargaining Agreement made on May 29, 2006 among Blue Square, the MAOF Histadrut and Blue Square-Israel Employees' Union (English translation). (incorporated by reference to Exhibit 4.17 to Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2006)

Exhibit No.	Description

4.18	Deed of Trust made on August 5, 2003, by and between Blue Square - Israel Ltd. and Israel Discount Bank Trust Company Ltd., together with second schedule (English translation) (incorporated by reference to Exhibit 4.18 to Blue Square's Annual Report on Form 20-F for the year ended December 31, 2003).

4.19	First Schedule to Deed of Trust - Debenture Certificate for Registered Debenture (Series A) of NIS 1 par value each (out of series of NIS 200,000,000 par value Debentures (Series A)) (English translation) (incorporated by reference to Exhibit 4.19 to Blue Square's Annual Report on Form 20-F for the year ended December 31, 2003).

4.20	First Schedule to Deed of Trust - Debenture Certificate for Registered Debenture (Series B) of NIS 1 par value each (out of series of NIS 200,000,000 par value Debentures (Series B)) (English translation) (incorporated by reference to Exhibit 4.20 to Blue Square's Annual Report on Form 20-F for the year ended December 31, 2003).

4.21	Agreement between the Registrant and Blue Square Chain (Hyper Hyper) Ltd. (incorporated by reference to Exhibit 4.21 to Blue Square's Annual Report on Form 20-F for the year ended December 31, 2002).

4.22	General services framework and expenses allotment agreement, dated October 11, 2005, among Blue Square, Blue Square Chain Investments & Properties Ltd. and Blue Square Chain (Hyper Hyper) Ltd., as amended (incorporated by reference to Exhibit 4.21 to Blue Square's Annual Report on Form 20-F for the year ended December 31, 2005).

4.23	Transfer Agreement, dated June 21, 2006, between Blue Square and Blue Square Real Estate Ltd. (English translation) (incorporated by reference to Exhibit 4.23 to Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2006)

4.24	Split Agreement, dated April 2, 2006, between Blue Square and Blue Square Real Estate Ltd. (English translation) (incorporated by reference to Exhibit 4.24 to Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2006)

4.25	Lease Agreement, dated August 13, 2006, between Blue Square and Blue Square Real Estate Ltd. (English translation) (incorporated by reference to Exhibit 4.25 to Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2006)

4.26	Lease Agreement, dated June 23, 2006, between Blue Square and Blue Square Chain Investments & Properties Ltd Blue Square Real Estate Ltd (assigned to BSRE) (English translation) (incorporated by reference to Exhibit 4.26 to Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2006)

4.27	Service Agreement, dated August 13, 2006, between Blue Square and Blue Square Real Estate Ltd. (English translation) (incorporated by reference to Exhibit 4.27 to Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2006)

4.28	Underwriting Agreement, dated August 15, 2006, among Blue Square Real Estate Ltd., and Poalim I.B.I Underwriting and Issues Ltd., Africa-Israel Issues Ltd., Discount Underwriting and Issues Ltd. and various other underwriters (English translation). (incorporated by reference to Exhibit 4.28 to Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2006)

4.29	Deed of Trust (for Series A Debenture) made on August 14, 2006, by and between Blue Square Real Estate Ltd. and Hermetic Trust (1975) Ltd., together with second schedule (English translation). (incorporated by reference to Exhibit 4.29 to Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2006)

4.30	First Schedule to Deed of Trust - Debenture Certificate for Registered Debentures (Series A) of NIS 1 par value each (out of series of NIS 100,000,000 par value Debentures (Series A)) (English translation). (incorporated by reference to Exhibit 4.30 to Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2006)

4.31	Deed of Trust (for Series B Debenture) made on August 14, 2006, by and between Blue Square Real Estate Ltd. and Hermetic Trust (1975) Ltd., together with second schedule (English translation). (incorporated by reference to Exhibit 4.31 to Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2006)

Exhibit No.	Description

4.32	First Schedule to Deed of Trust - Debenture Certificate for Registered Debentures (Series B) of NIS 1 par value each (out of series of NIS 650,000,000 par value Debentures (Series B)) (English translation). (incorporated by reference to Exhibit 4.32 to Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2006)

8	List of Subsidiaries. (incorporated by reference to Exhibit 8 to Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2006)

12.(a).1	Certification by CEO pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

12.(a).2	Certification by CFO pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

13.(a).1	Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States.  Information relating to the nature and effect of such differences, as restated, is presented in note 18 to the consolidated financial statements.

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

Internal control over financial reporting

Also, we have audited management’s assessment, included in Management’s Report on Internal Control Over Financial Reporting appearing under Item 15, that the Company did not maintain effective internal control over financial reporting as of December 31, 2006, because (1) Company did not maintain effective controls, including monitoring controls, over the financial close and reporting process in connection with the nature and effect of the differences between accounting principles generally accepted in Israel and accounting principles generally accepted in the United States, as presented in note 18 to the consolidated financial statements, and (2) Company did not maintain a sufficient complement of personnel with an appropriate level of knowledge, experience and training in the application of generally accepted accounting principles in the United States and internal control over financial reporting commensurate with its financial reporting requirements, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit.

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

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weaknesses have been identified and included in management’s assessment as of December 31, 2006: (1) Company did not maintain effective controls, including monitoring controls, over the financial close and reporting process in connection with the nature and effect of the differences between Accounting principles generally accepted in Israel and accounting principles generally accepted in the United States, as presented in note 18 to the consolidated financial statements, and (2) Company did not maintain a sufficient complement of personnel with an appropriate level of knowledge, experience and training in the application of generally accepted accounting principles in the United States and internal control over financial reporting commensurate with its financial reporting requirements.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2006 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

Management and we previously concluded that the Company maintained effective internal control over financial reporting as of December 31, 2006. In connection with the restatement of the Company’s consolidated financial statements discussed in Note 18 to the consolidated financial statements, management has determined that the material weaknesses described above existed as of December 31, 2006. Accordingly, Management’s Report on Internal Control Over Financial Reporting has been restated and our present opinion on internal control over financial reporting, as presented herein, is different from that expressed in our previous report.

In our opinion, management’s assessment that the Company did not maintain effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control-Integrated Framework issued by the COSO. Also, in our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control-Integrated Framework issued by the COSO.

We do not express an opinion or any other form of assurance on management’s statement referring to improvements to its internal control over financial reporting undertaken since June 2007.

Tel-Aviv, Israel
    June 28, 2007, except for the restatement described
in Note 18 (a) to the consolidated financial statements and the matter described in the penultimate paragraph of
Management’s Report on Internal Control Over Financial
Reporting, as to which the date is January 28, 2008	Kesselman & Kesselman Certified Public Accountants (Israel)

BLUE SQUARE – ISRAEL LTD.

CONSOLIDATED BALANCE SHEETS

				Convenience translation (note 2p)
		December 31,		December 31,
		2005	2006	2006
	Note	NIS (see note 2a)		U.S. dollars
		In thousands

A s s e t s	11

CURRENT ASSETS:	14
Cash and cash equivalents	2c	66,773	186,454	44,131
Marketable securities	15a	-	65,287	15,453
Deposit in bank		-	526,459	124,606
Trade receivables	15b	558,758	672,605	159,196
Other accounts receivable	15c	129,670	119,028	28,172
Inventories	15d	356,881	392,583	92,920

Total current assets		1,112,082	1,962,416	464,478

INVESTMENTS AND LONG TERM RECEIVABLES:
Restricted deposit		500,190	-	-
Investments in associated companies	3	3,325	4,762	1,127
Other long-term receivables	15e	2,962	2,618	620

		506,477	7,380	1,747

FIXED ASSETS, NET OF ACCUMULATED DEPRECIATION AND AMORTIZATION	4	1,971,577	2,000,640	473,524

DEFERRED TAXES	12b	8,494	16,789	3,974

OTHER ASSETS, NET OF ACCUMULATED AMORTIZATION:	5
Goodwill		82,511	83,278	19,711
Deferred charges		1,894	1,230	291

		84,405	84,508	20,002

		3,683,035	4,071,733	963,725

June 28, 2007, except for the restatement described in Note 18 as to which the date is January 28, 2008 ———————————— Date of approval of the financial statements	———————————— David Wiessman Chairman of the Board of Directors	———————————— Uri Falach Temporary Chief Executive Officer	———————————— Dror Moran Vice President and Chief Financial Officer

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

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10	–	SHARE CAPITAL (continued):

b.	Dividends:

In 2006, the Company distributed dividends in the amount of approximately NIS 110 million.

On April 19, 2007, the company distributed a dividend in the amount of NIS 60 million (NIS 1.45 per share).

As to the Board of Directors decision regarding dividend distribution due to financial covenants, see note 7c(2).

c.	During 2006, company debentures with a par value of approximately NIS 22,857 thousand were converted into 742,892 ordinary shares.

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

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in Israel (Israel GAAP), which vary in certain respects from accounting principles generally accepted in the United States of America (U.S. GAAP), and as allowed by item 17 to Form 20-F, as described in the paragraphs hereafter:

a.	Restatement

This note to the consolidated financial statements has been amended to correct an error in the US GAAP balance sheet as of December 31, 2006. The error was a result of an incorrect calculation of the accumulated amortization of the Company’s land lease rights as of January 1, 2006.

As described in paragraph c (11) below, under US GAAP, the Company’s land lease rights are treated as operating leases, and thus the prepayments in respect thereof are amortized over the lease term. In prior years, the Company did not amortize those land lease rights. The effect of the misstatement relating to the non recognition of the amortization expense analyzed using the “roll-over” method was immaterial. In 2006, upon adoption of the provisions of Staff Accounting Bulletin No. 108 (“SAB 108”), the Company analyzed this misstatement also using the “iron curtain” approach and found it to be material. As a result, the application of SAB 108 resulted in cumulative effect adjustments to the Company’s retained earnings, accumulated depreciation of fixed assets, deferred income taxes and minority interests, as of January 1, 2006. The amounts reported upon the adoption of SAB 108 reflected the total accumulated amortization of the land lease rights through January 1, 2006.

In 2008, the Company determined that the measurement of the accumulated amortization as of January 1, 2006 was incorrectly calculated. The calculation was made based on the time lapsed since the inception of the lease contracts instead of the time lapsed since the Company acquired title to the rights to such lease contracts (i.e., in some instances the Company purchased such land rights after a few years had elapsed following the inception of the lease).

The following reflects the adjustments made to the US GAAP balance sheet as of December 31, 2006 as a result of the correction of the cumulative effect adjustments:

	As reported	Correction	As restated
	N I S I n T h o u s a n d s

Accumulated depreciation and
amortization of fixed assets
(including impairment of
fixed assets)	(1,781,723)	19,764	(1,761,959)
Deferred income taxes, net	(17,133)	(4,941)	(22,074)
Minority interest	(230,079)	(570)	(230,649)
Retained earnings	(125,955)	(14,253)	(140,208)
Total shareholders' equity	(989,131)	(14,253)	(1,003,384)

b.	Material differences between generally accepted accounting principles in Israel and in the USA:

1.	Proportionate consolidation

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

b.	The effects on the financial statements of the abovementioned material differences between Israeli GAAP and U.S. GAAP are as follows:

1.	Consolidated statements of operations:

	2004	2005	2006
	NIS in thousands (except share and per share data)

Net income as reported, according to Israeli GAAP	60,548	89,991	213,911
Amortization of goodwill ,see a (5)	5,870	6,508	-
Accretion of discount resulting from
beneficial conversion feature in
respect of convertible debentures ,see a (9)	(9,014)	(11,690)	(23,216)
Gains on derivatives ,see a (4)	755	882	9,911
Impairment of long-lived assets ,see a (6)*)	(30,300)	(10,211)	(25,560)
Amortization of leasehold rights from the ILAA see (11)	-	-	(3,752)
Financial expenses, net	-	-	(986)
Taxes in respect of the above	12,557	10,191	10,400
Deferred taxes on income ,see a (2)	837	4,160	(11,435)
Minority interest in respect of the above	3,982	(1,491)	(2,549)

Net income according to U.S. GAAP	45,235	88,340	166,724

Net income per share per Israeli GAAP:

Basic	1.57	2.32	5.46

Diluted	1.54	2.26	4.92

Net income per share Per U.S. GAAP:
Basic	1.17	2.27	4.25

Diluted	1.17	2.27	4.23

Weighted average number of shares used
for computation of earning per share

Basic	38,614,640	38,832,663	39,207,214

Diluted	44,074,329	44,443,433	44,939,831

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18	–	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A (continued)

*)	Includes:

1.	Difference in depreciation expense due to different cost basis of fixed assets between Israeli GAAP and U.S. GAAP resulting from different impairment charges.

2.	Difference due to reversal of impairment losses previously recognized under Israeli GAAP, which is not permitted under U.S. GAAP.

3.	Difference due to impairment losses recognized under U.S. GAAP in the current period, whereas under Israeli GAAP such impairment losses were included in previous periods.

2.	Consolidated balance sheets:

	December 31, 2005			December 31, 2006
	As per Israeli GAAP	Adjustment	As per U.S. GAAP	As per Israeli GAAP	Adjustment	As per U.S. GAAP As Restated
	NIS in thousands

Other accounts receivable (4)	-	-	-	119,028	9,911	128,939
Severance pay fund (3)	-	16,624	16,624	-	17,593	17,593
Cost of fixed assets	3,595,358	-	3,595,358	3,724,956	-	3,724,956
Accumulated depreciation
and amortization
(including impairment
of fixed assets) (6) (11)	(1,623,781)	34,586	(1,589,195)	(1,724,316)	(37,643)	(1,761,959)
Intangible assets and deferred
charges (5) (9)	84,405	23,395	107,800	84,508	50,623	135,131
Deferred income taxes,
net (2) (4) (6) (9) (11)	11,242	(29,132)	(17,890)	3,597	(25,671)	(22,074)
Other accounts payable
and accrued expenses (9)	(323,674)	-	(323,674)	(945,007)	(4,779)	(949,786)
Accrued severance pay (3)	(28,166)	(16,624)	(44,790)	(35,527)	(17,593)	(53,120)
Debentures and convertible
debentures (9)	(321,506)	35,398	(286,108)	(1,096,058)	9,528	(1,086,530)
Minority interest *	(111,233)	(1,051)	(112,284)	(239,142)	8,493	(230,649)
Additional paid-in
capital (7) (9)	(714,796)	(57,258)	(772,054)	(737,756)	(72,006)	(809,762)
Retained earnings **	(97,841)	(5,938)	(103,779)	(201,752)	61,544	(140,208)
Total shareholders' equity	(865,308)	(63,196)	(928,504)	(992,922)	10,426	(1,003,384)

*	Net effect of reconciling items.

**	Retained earnings as of December 31, 2006 are net of an adjustment of NIS 30,956 thousands, related to the restated adoption of SAB 108 (see note 18c(6) below).

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18	–	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A (continued)

3.	Consolidated statements of cash flows:

	Year ended December 31,
	2004	2005	2006
	NIS in thousands

Cash flows from operating activities:

As per Israeli GAAP	348,558	209,760	269,971
Adjustment (1)	15,817	-	(64,972)

As per U.S. GAAP	364,375	209,760	204,999

Cash flows from investing activities:

As per Israeli GAAP	(68,562)	(569,452)	(157,445)
Adjustment (1)	(15,817)	-	64,972

As per U.S. GAAP	(84,379)	(569,452)	(92,473)

(1)	See a(11) above.

c.	Recently issued accounting pronouncements in the United Stats:

1)	In February 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 155, Accounting for Certain Hybrid Financial Instruments (“SFAS No. 155”), which amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133”) and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“SFAS No. 140”). SFAS No. 155 simplifies the accounting for certain derivatives embedded in other financial instruments by allowing them to be accounted for as a whole if the holder elects to account for the whole instrument on a fair value basis. SFAS No. 155 also clarifies and amends certain other provisions of SFAS No. 133 and SFAS No. 140. SFAS No. 155 is effective for all financial instruments acquired, issued or subject to a remeasurement event occurring in fiscal years beginning after September 15, 2006. Earlier adoption is permitted, provided the Company has not yet issued financial statements, including for interim periods, for that fiscal year. The Company is currently evaluating the impact of SFAS No. 155 on the Company’s results of operations and financial condition.

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18	–	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A (continued)

2)	In March 2006 the FASB issued Statement of Financial Accounting Standards No. 156, “Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140” (“FAS 156”). This Statement amends FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, with respect to the accounting for separately recognized servicing assets and servicing liabilities. In accordance with the provisions of FAS 156, separately recognized servicing assets and servicing liabilities must be initially measured at fair value, if practicable. Subsequent to initial recognition, company may use either the amortization method or the fair value measurement method to account for servicing assets and servicing liabilities within the scope of this Statement. FAS 156 is effective for fiscal years beginning after September 15, 2006 (January 1, 2007, for the company). Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. The Company is currently evaluating the impact of SFAS No. 156 on the Company’s results of operations and financial condition.

3)	In June 2006, the FASB ratified EITF Issue No. 06-03 How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation) (“Issue No. 06-03”). Under Issue No. 06-03, a company must disclose its accounting policy regarding the gross or net presentation of certain taxes. If taxes included in gross revenues are significant, a company must disclose the amount of such taxes for each period for which an income statement is presented (i.e., both interim and annual periods). Taxes within the scope of this Issue are those that are imposed on and concurrent with a specific revenue-producing transaction. Issue No. 06-03 is effective for the first annual or interim reporting period beginning after December 15, 2006 (as of January 1, 2007 for the Company). The Company’s current policy is to recognize revenue net of VAT, accordingly the Company does not expecting this new accounting pronouncement to materially effect the Company’s results of operations and financial condition and disclosure.

4)	In July 2006, the FASB issued Interpretation No. 48 (“FIN No. 48”), Accounting for Uncertainty in Income Taxes, which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” FIN No. 48 prescribes a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon examination. If the tax position is deemed “more-likely-than-not” to be sustained, the tax position is then measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. FIN No. 48 also provides guidance on various related matters such as derecognition, interest and penalties and disclosure. FIN No. 48 is effective for fiscal years beginning after December 15, 2006 (as of January 1, 2007 for the Company). The Company is currently evaluating the impact of FIN No. 48 on the Company’s results of operations and financial condition.

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18	–	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A (continued)

5)	In September 2006 the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”), which provides guidance for using fair value to measure assets and liabilities. The standard also responds to investors’ requests for more information about (1) the extent to which companies measure assets and liabilities at fair value, (2) the information used to measure fair value, and (3) the effect that fair-value measurements have on earnings. SFAS No. 157 will apply whenever another standard requires (or permits) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value to any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years (as of January 1, 2008 for the Company).

The Company is currently evaluating the impact of SFAS No. 157 on the Company’s results of operations and financial condition.

6)	In September 2006, the SEC issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB No. 108”). SAB No. 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects of each of the company’s balance sheet and statement of operations and the related financial statement disclosures. SAB No. 108 permits existing public companies to record the cumulative effect of initially applying this approach in the first year ending after November 15, 2006 by recording the necessary correcting adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings. Additionally, the use of the cumulative effect transition method requires detailed disclosure of the nature and amount of each individual error being corrected through the cumulative adjustment and how and when it arose. The Company has adopted SAB No. 108. The adoption of SAB No. 108 had an effect of NIS 30,956 thousand (as restated) on the consolidated retained earnings due to the GAAP differences related to the leases from the Israeli administration, see note a(11) above.

7)	In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment of FASB Statement No. 115,” which will become effective in 2008. SFAS No. 159 permits entities to measure eligible financial assets, financial liabilities and firm commitments at fair value, on an instrument-by-instrument basis, that are otherwise not permitted to be accounted for at fair value under other generally accepted accounting principles. The fair value measurement election is irrevocable and subsequent changes in fair value must be recorded in earnings. The Company has not yet determined the effect that the adoption of SFAS No. 159 will have on its consolidated financial statements.

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

BLUE SQUARE-ISRAEL LTD. By: /s/ Uri Falach —————————————— Uri Falach Temporary Chief Executive Officer

By: /s/ Dror Moran —————————————— Dror Moran Vice President and Chief Financial Officer

Date: January 29, 2008