Form 20-F
period 2007-12-31
BLUE SQUARE ISRAEL LTD /ADR/
filed 2008-06-26
CIK 1016837

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
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

Elli Levinson-Sela, General Counsel & Corporate Secretary;
Tel: (972)-3-9282670; Fax: (972)-3-9282498; 2 Amal Street, Rosh Ha’ayin 48092, Israel

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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
43,372,819 Ordinary Shares, par value NIS 1.0 per share

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

Large Accelerated filer ☐    Accelerated filer ☒    Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐
International Financing Reporting Standards as issued by the International Accounting
Standards Board ☐

Other ☒

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☒ Item 18 ☐

INTRODUCTION

Unless otherwise indicated, as used in this Annual Report, (a) the term “Blue Square” or the “Company” means Blue Square-Israel Ltd., (b) the terms “we,” “us” and “our,” mean Blue Square and its consolidated subsidiaries (c) “BSIP” means Blue Square Chain Investments & Properties Ltd., a corporation of which we held 80% of the outstanding shares as of May 31, 2008, and the balance of whose shares are publicly held and traded on the Tel Aviv Stock Exchange and (d) "BSRE" means Blue Square Real Estate Ltd., a corporation of which we held 80% of the outstanding shares as of May 31, 2008, and the balance of whose shares are publicly held and traded on the Tel Aviv Stock Exchange. As of December 31, 2005, the Company transferred all of its directly-owned real estate assets and certain liabilities to BSRE.

We are the second largest food retailer in the State of Israel. We also operate in the "Non-Food" sector, selling “Non-Food” items both in our supermarkets and in stand alone retail outlets. We also operate in the yield-generating commercial real estate sector, in which we own, lease and develop yield-generating commercial properties.

Through our supermarkets, we offer a wide range of food and beverages products and “Non-Food” items, such as housewares, toys, small electrical appliances, computers and computer accessories, entertainment and leisure products and textile products (called “Non-Food” in this Annual Report), and “Near-Food” products, such as health and beauty aids, infants products, cosmetics and hygiene products and prescription drugs (called “Near-Food” in this Annual Report). As of December 31, 2007, we owned and operated 185 supermarkets under the brand names Mega, Mega in Town, Shefa Shuk and Eden Teva Market (“Eden Nature”). In 2007, we continued to expand the range of “Non-Food” and “Near-Food” products and to offer a wider selection of these products to consumers in our supermarkets and our stand alone stores.

In addition, as of March 31, 2008, Bee Group Retail Ltd. (formerly known as Hamachsan Hamerkazi Kfar Hasha’ashuim Ltd.), as of that date our 60% subsidiary, operated (mostly through franchisees) 234 retail outlets, with activities in the toy, houseware, gift, baby and textile sectors.

As of December 31, 2007, we are the legal owner (including through long-term leases from the Israel Land Administration) of 146 commercial properties (totaling approximately 326,000 square meters, including approximately 83,000 square meters of undeveloped land). Approximately 79% of this space was owned in connection with the retail operation of our stores (including warehouses and office space), approximately 13% of the space was leased to third parties, and the rest for future development. For further information regarding our real estate, see “Item 4. Information on the Company - B. Business Overview - Real Estate.”

Please note that unless otherwise indicated, as used in this Annual Report, the term “owned” or “ownership” with respect to our supermarkets means the ownership of the operations of our supermarkets, and not legal title to the real estate underlying our supermarkets.

We were incorporated in June 1988. In 1996, we completed our initial public offering and our American Depositary Shares, or ADSs, were listed for trading on the New York Stock Exchange. In November 2000, our ordinary shares were listed for trading on the Tel Aviv Stock Exchange.

Except for the historical information contained herein, the statements contained in this Annual Report are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to our business, financial condition and operating results. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in “Item 3. Key Information - D. Risk Factors” and elsewhere in this Annual Report.

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

All references in this Annual Report to dollars or $ are to U.S. dollars and all references in this Annual Report to NIS are to New Israeli Shekels. Unless mentioned otherwise, all figures in U.S. dollars are based on the representative exchange rate between the NIS and the dollar as published by the Bank of Israel for December 31, 2007, which was NIS 3.846 per $1.00, except figures for the first quarter of 2008, which are based on the representative exchange rate between the NIS and the dollar as published by the Bank of Israel for March 31, 2008, which was NIS 3.553 per $1.00.

Our consolidated financial statements appearing in this Annual Report are prepared in NIS, in accordance with generally accepted accounting principles in Israel, referred to in this Annual Report as Israeli GAAP. In accordance with Israeli Accounting Standard No. 29 of the Israel Accounting Standard Board, we began reporting under International Financial Reporting Standards (IFRS) commencing with financial periods beginning January 1, 2008. See Item 5. “Operating and Financial Review and Prospects - Critical Accounting Estimates.” For further information regarding reporting under IFRS, see notes 2z and 20 to our consolidated financial statements.

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

The amounts adjusted for the effects of inflation in Israel, presented in the financial statements as of December 31, 2003 (the “transition date”), were used as the opening balances for the nominal financial reporting in the following periods. Accordingly, the amounts reported in these financial statements that relate to non-monetary assets (including the depreciation and amortization thereon), investments in associated companies and equity items, which originate from the period that preceded the transition date, are based on the adjusted-for-inflation data (based on the consumer price index (the “CPI") for December 2003), as previously reported.

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

Components of the income statements for 2003 were, for the most part, adjusted as follows: the components relating to transactions carried out during the reported period - such as sales, purchases and labor costs - were adjusted on the basis of the index for the month in which the transaction was carried out, while those relating to non-monetary balance sheet items (mainly changes in inventories and depreciation and amortization) were adjusted on the same basis as the related balance sheet item. The financing component represents financial income and expenses in real terms and the erosion of balances of monetary items during the year.

i

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data.

We have derived the following selected consolidated financial data as of December 31, 2006 and 2007 and for each of the years ended December 31, 2005, 2006 and 2007 from our consolidated financial statements and notes included elsewhere in this Annual Report. We have derived the selected consolidated financial data as of December 31, 2003, 2004, and 2005 and for each of the years ended December 31, 2003 and 2004 from our audited consolidated financial statements not included in this Annual Report. We prepare our consolidated financial statements in conformity with Israeli GAAP. As described in note 21 to our consolidated financial statements included elsewhere in this Annual Report, Israeli GAAP differs in certain respects from U.S. GAAP. See Item 5. “Operating and Financial Review and Prospects - Critical Accounting Policies.” You should read the selected consolidated financial data together with the section of this Annual Report entitled “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this Annual Report.

	2003	2004	2005	2006	2007	2007
	NIS (In thousands, except per ordinary share or ADS data) (1)					$(2)
Income Data
Sales	5,170,510	5,365,784	5,797,018	6,515,035	6,982,350	1,815,484
Cost of sales	3,777,411	3,962,303	4,298,211	4,812,952	5,129,520	1,333,729
Gross profit	1,393,099	1,403,481	1,498,807	1,702,083	1,852,830	481,755
Net gain from adjustment of investment property to fair value	-	-	-	-	10,456	2,719
Selling, general and administrative expenses	1,190,425	1,203,391	1,269,760	1,396,877	1,562,555	406,281
Operating income	202,674	200,090	229,047	305,206	300,731	78,193
Financial expenses, net	(48,813)	(58,090)	(59,529)	(42,368)	(54,798)	(14,248)
Amortization of goodwill	(5,740)	(5,870)	(6,508)	-	-	-
Other income (expenses), net	(136,612)	(19,593)	690	78,022	3,355	872
Taxes on income	8,445	41,230	58,490	96,660	68,495	17,809
Equity in net earnings (loss) of affiliates	742	(1,204)	498	1,284	186	48
Minority interest	10,852	13,555	15,717	31,573	30,757	7,997
Net income (loss)	(7,046)	60,548	89,991	213,911	150,222	39,059
Earnings (loss) per ordinary share or ADS (basic)	(0.18)	1.57	2.32	5.46	3.55	0.92
Earnings (loss) per ordinary share or ADS (fully diluted)	(0.18)	1.54	2.26	4.92	3.42	0.89
Cash dividends declared per ordinary share or ADS	7.68	6.38	2.35	2.81	6.52	1.70
U.S. GAAP:
Net income (loss)	(952)	45,235	88,340	166,724	97,301	25,299
Earnings (loss) per ordinary share or ADS (basic)	(0.02)	1.17	2.27	4.25	2.30	0.60
Earnings (loss) per ordinary share or ADS (fully diluted)	(0.02)	1.17	2.27	4.23	2.30	0.60
Number of Ordinary Shares Outstanding:	38,400,400	38,782,336	38,950,091	39,692,983	43,372,819	N/A

Selected Operating Data:
Number of supermarket stores (at year end)	161	164	168	175	185	N/A
Increase (decrease) in same store sales(3)	(11.0)%	(1.3)%	1.7%	5.3%	1.2%	N/A
Total square meters (at year end)	290,800	300,000	312,000	323,304	342,705	N/A
Supermarket sales per square meter (in NIS)(4)	17,906	18,074	18,621	19,739	19,905	1,291
Supermarket sales per employee (in thousands) (5)	832	867	899	938	937	61
_______________________________________
(1)	For the year 2003, these amounts have been adjusted to reflect changes in the Israeli consumer price index as of December 31, 2003.

(2)
The translation of the NIS amounts into dollars has been made for the convenience of the reader at the representative exchange rate prevailing at December 31, 2007 (NIS 3.846 =$1.00), as published by the Bank of Israel. During 2007, the US dollar depreciated in value vis-à-vis the NIS by approximately 9%.

(3)
The percentage in same store sales is the percentage change in sales of those stores that operated continuously during the entire reporting period of both the current year and that preceding it. Stores are not deemed to have operated continuously (and therefore not included as “same stores”) if such stores were permanently closed during the reporting period or the preceding period or were resized significantly during the period (including for renovation or expansion purposes). Store resizing is considered significant if it exceeds 5% or more of the store’s original size.

(4)	Based on an average total square meters at month end during the relevant year.

(5)
In 2005, the Company began outsourcing its cleaning activities to external services providers, which reduced its total number of employees as compared to 2004. To facilitate a meaningful comparison between the Company’s Sales Per Employee for 2005 2006 and 2007 with the Sales Per Employee for the previous periods, the number of employees used to calculate Sales Per Employee for all previous periods has been adjusted to excluding cleaning personnel.

	December 31,
	2003	2004	2005	2006	2007	2007
	NIS (in thousands) (1)					$(2)
Balance Sheet Data:
Israeli GAAP:
Working capital (deficit)	(288,831)	(380,666)	(450,044)	335,376	100,444	26,116
Total assets	3,199,680	3,079,011	3,683,035	4,071,733	4,232,371	1,100,461
Short-term credit from banks and others and current maturities of debentures	212,521	136,541	359,316	264,858	207,723	54,010
Long-term debt, net of current maturities	686,084	776,568	1,102,810	1,161,926	1,209,265	314,422
Shareholders’ equity	1,037,340	819,310	865,308	992,922	1,024,834	266,467
U.S. GAAP:
Total assets	3,262,934	3,147,284	3,757,640	4,247,394	4,310,173	1,120,690
Shareholders’ equity	1,082,450	873,120	928,504	1,003,384	932,985	242,586

(1)	For the year 2003, these amounts have been adjusted to reflect changes in the Israeli consumer price index as of December 31, 2003.

(2)
The translation of the NIS amounts into dollars has been made for the convenience of the reader at the representative exchange rate prevailing at December 31, 2007 (NIS 3.846 = $1.00), as published by the Bank of Israel.

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

The food retailing industry in Israel is highly competitive and is characterized by high turnover and narrow operating margins. We compete with the other major supermarket chain, Shufersal (formerly known as Super Sol), low-priced private supermarkets chains and low-priced private supermarkets, independent grocers, open-air markets, and other retailers selling supermarket goods. Competitive pressures increase as the supermarket sector in Israel approaches higher saturation levels and continue to increase as our competitors expand their operations and new companies enter the market with hard discount formats.

We believe that an important factor in the purchase decisions of a large portion of the Israeli public is the price of the products it purchases. As a result, in recent years, we and our competitors have established or expanded low-price and hard discount stores formats, mainly in the outskirts of urban areas. During the third quarter of 2007, we launched our “Mega In Town” format designed to bring discount shopping to neighborhoods and city centers.

In addition, private supermarkets during 2007 continued to increase their market share and expand their presence in selected areas in Israel (including by mergers and acquisitions), often geographically beyond their original locations, increasing competition in an already difficult market. Furthermore, during 2007 the shares of two private supermarkets chains commenced trading on the Tel Aviv Stock Exchange, increasing their potential for raising additional capital. Based on A.C. Nielsen, we estimate that the private supermarkets' market share was approximately 25.6% of the bar-coded market in Israel in 2007. The low barriers of entry, including the relatively low cost of establishing a new private supermarket, have contributed to the increase in number and expansion of private supermarkets in recent years. These private supermarkets have been able to capture a significant part of the sales from the major chains in their areas by using lower cost non-unionized labor and having lower operating costs and, in some cases by operating on Saturdays and offering non-kosher food. Large supermarket chains in Israel, including us, are kosher and therefore do not offer non-kosher food or operate on Saturdays.

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

During 2005, the other two major chains, Shufersal (then known as Super Sol) and ClubMarket, merged following the bankruptcy proceedings of ClubMarket. Since this merger, we have faced a major competitor, many of whose stores are characterized by the every day sale of products at low prices. Based on A.C. Nielsen, we estimate that Shufersal's market share was approximately 37.5% of the bar-coded market in Israel in 2007, as opposed to our own approximately 23.9% share of the bar-coded market in 2007. This difference in market share may give Shufersal a greater competitive advantage in its dealings with customers, suppliers and other third parties.

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

We purchase most of our dairy, fresh produce and poultry products from the Tnuva Cooperative, or Tnuva, an Israeli food cooperative, which holds a leading position in the domestic dairy and poultry markets. In 2007, Tnuva’s products accounted for approximately 13% of all the products sold at our supermarkets. In addition, the Strauss group, an Israeli food manufacturer, accounted in 2007 for approximately 9.3% of all products sold at our supermarkets, and the Osem group accounted for approximately 6.5% of all products sold at our supermarkets in 2007. Because of our status as a leading food retailer in Israel as a result of which we are able to offer a wide exposure and promotion, on a national level, to these suppliers’ products, and the fact that we maintain an excellent and long-standing relationship with Tnuva, Strauss group and Osem, we do not believe that there is a material risk of future stoppage of supply of products of these key suppliers. However, we do not have a written contract with Tnuva, Strauss group or Osem obligating them to supply products to us. The ten largest suppliers accounted for approximately 51% of our products purchases in 2007. Due to the relatively large market share of these suppliers, we depend on them and on a number of other suppliers that supply brands characterized by high customer loyalty, such as the Central Company for the Manufacture of Soft Drinks Ltd., which is the exclusive franchisee of Coca Cola and also distributes other popular soft drinks. During the third and fourth quarters of 2007, some of our suppliers raised the prices of various products that they supply us due to an increase in raw materials prices, which caused to an increase in our costs. Increase of prices by our suppliers are generally not offset, fully or as quickly, by increases in our selling prices and revenues because of competitive pressures. We cannot assure you that, in the future, Tnuva, Strauss group, Osem or any of these other suppliers will not significantly raise the prices of the products they supply us in the future, or encounter difficulties in providing these products to us, in either of which cases our operating results might be adversely affected.

Alon Retail Ltd. (formerly Bronfman-Alon) is able to control the outcome of matters requiring shareholder approval.

As of June 15, 2008, Alon Retail Ltd., formerly Bronfman-Alon Ltd. ("Alon Retail"), owned approximately 70.65% of Blue Square’s ordinary shares. So long as Alon Retail, or any successor to its shareholdings in Blue Square, continues to own beneficially more than 50% of our outstanding ordinary shares and voting power, it will be able to control the outcome of matters requiring shareholder approval, including the election of all Blue Square directors, other than Blue Square two external directors whose election, under the Israeli Companies Law, requires that at least one-third of the non-controlling shareholders who participate in the vote, vote for their nomination, or that the total number of shares of non-controlling shareholders voted against their nomination does not exceed one percent of the aggregate voting rights in the company.

We own a majority interest in most of our subsidiaries. As a majority shareholder, we owe fiduciary duties to the minority shareholders of our subsidiaries and have to share dividends and distributions with these minority shareholders.

Blue Square's two main subsidiaries are BSIP and BSRE, in each of which Blue Square owned an 80% interest as of December 31, 2007.

Of the 185 supermarkets that we operated as of December 31, 2007, we owned directly 115 supermarkets, 68 supermarkets were owned by BSIP's subsidiaries, each of which has its own board of directors and two were owned by Eden Teva Briut Market Ltd. (our 51% subsidiary). The ordinary shares of BSIP that are not owned by Blue Square are publicly held and traded on the Tel Aviv Stock Exchange. The consolidated supermarket sales of BSIP and its subsidiaries in 2007 aggregated approximately NIS 4,139 million, or $1,076 million, representing approximately 62.4% of our consolidated supermarket sales for 2007.

Blue Square leases from BSRE and BSIP the real estate underlying a majority of the supermarkets that it owns. The ordinary shares of BSRE that are not owned by Blue Square are publicly held and traded on the Tel Aviv Stock Exchange.

In addition, through our subsidiary, Bee Group Retail Ltd., we now hold the controlling interest in Vardinon Textile Ltd., and Naaman Porcelain Ltd, both of which are publicly held and traded on the Tel Aviv Stock Exchange.

In order to satisfy whatever fiduciary obligations we may have under applicable law to the minority shareholders of our partially owned subsidiaries, we endeavor to deal with each of these subsidiaries at “arm’s-length.” Some transactions between Blue Square and a subsidiary, including any cancellation of such transactions, require the approval of the audit committee, the directors, and, under certain circumstances, approval of the shareholders of the subsidiary by special vote and are subject to the receipt of applicable permits and approvals. In addition, any dividend or distribution from a subsidiary requires the approval of the directors of that subsidiary, and may be subject to restrictions imposed by loan and other agreements to which they are parties.

Failure to obtain or maintain permits required for our operations may adversely affect our operating results.

Our operation of supermarkets in Israel requires permits from municipal authorities, which are conditioned on the prior approval of various agencies, including the health and environment ministries, and the police and fire departments. Some of these permits are currently in the name of the Co-Op Blue Square Services Society, or the Co-Op, our former controlling shareholder, and entities other than us, and have not yet been transferred or re-issued to us. Also, some of our stores require permits that have not yet been obtained, or have expired or require renewal. Furthermore, as a result of the hostilities between Israel and the Palestinians, the relevant authorities, including the police, have required us to adopt various security measures. These safety requirements prescribe extensive investment in safety equipment, the retaining of security personnel and may lengthen the time dedicated for obtaining permits from the municipal authorities. If we are unable to obtain or maintain one or more required permits, we may be required to close one or more stores or to take other remedial action to obtain or maintain these permits. For further information, see “Item 8. Financial Information - A. Consolidated Statements and Other Financial Information - Legal Proceedings - We are subject to legal proceedings in connection with business licenses”.

Increase in employee minimum wage in Israel may adversely affect our operating results.

A substantial portion of our employees’ wages is adjusted upon a change in the minimum wage in Israel. Under Israeli law, minimum wage equals 47.5% of the average wage for an employee in Israel. Pursuant to existing legislation, the minimum monthly wage was increased on April 1, 2007, to NIS 3,710, or approximately $965, and is to be increased further effective as of July 1, 2008, to NIS 3,850 or approximately $1,125 (as of June 15, 2008). Further increases were to have been determined by a special committee which was supposed to submit its recommendations by July 1, 2007; we are not aware that any recommendations were in fact submitted. An increase in minimum wage will increase our labor costs and thus adversely affect our operating results.

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

In connection with our issuance of NIS 400 million in aggregate principal amount of unsecured 5.9% convertible and nonconvertible debentures in August 2003, Blue Square’s board of directors resolved that Blue Square would not distribute dividends in any quarter if the ratio of our net financial obligations (as defined by S&P-Maalot, an Israeli rating agency owned by S&P) to EBITDA for any quarter exceeds 3.5 until June 30, 2006 or exceeds 3.0 thereafter. Blue Square’s board of directors also resolved that Blue Square would not distribute dividends in any quarter if the ratio of the unencumbered fixed assets (following depreciation) and investment property as set forth on our financial statements to financial obligations (as defined by S&P-Maalot) for any quarter is below 120%. S&P-Maalot has informed us that a change in this board of directors resolution may lead to a downgrading of the rating on our 5.9% unsecured debentures. Following the dividends distributions of 2003 through 2007, the retained earnings of Blue Square decreased significantly. To maintain the credit rating of our 5.9% unsecured debentures, we may not be able to pay cash dividends on our ordinary shares in the same amount as in the past, and you may not be able to receive adequate return on your shares through the payment of dividends.

Future issuances of our ordinary shares could reduce our share price.

Out of the NIS 400 million in aggregate principal amount of unsecured 5.9% debentures that we issued in August 2003, NIS 200 million in aggregate principal amount were convertible debentures (principal repayable in three equal installments in the years 2007, 2009 and 2011) which as of May 31, 2008 were convertible into Blue Square ordinary shares at per share price of NIS 23.553. This conversion ratio is subject to adjustment in the event of distribution of bonus shares, cash dividends and the issuances of rights. On May 31, 2008, the closing price per share of our ordinary shares on the Tel Aviv Stock Exchange was NIS 46.0. As of June 15, 2008, the remaining principal balance of our convertible debentures was approximately NIS 33.5 million. In January, 2008, we adopted a share option plan for officers and employees of Blue Square and its subsidiaries and affiliates. The total number of shares reserved for issuance under the plan is five million shares, subject to adjustments. See "Item 6. Directors, Senior Management and Employees - E. Share Ownership".

The issuance of ordinary shares to holders of our convertible debentures or to holders of options under our share option plan, or the perception that those issuances may occur in the future, could materially and adversely affect the market price for our ordinary shares.

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

For more information on this and other action taken by the Israeli Antitrust Authority, please see “Item 4. Information on the Company - B. Business Overview - Government Regulation”.

Increases in oil, raw material and product prices in recent years may affect our operating results

The sharp increase in oil prices in recent years has led to increase of our electricity prices and raw materials used in the plastic packing industry. In 2007, a number of our suppliers increased their product prices to us due to increases in raw material prices. Further increase in oil, raw material and product prices would impose on us significant expenses and costs, which could have an adverse effect on our operation results.

Impact of inflation may adversely affect our financial expenses and operating income.

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

In addition, some of our operating expenses are either linked to the Israeli consumer price index (such as lease payments payable by us under various real estate property leases in connection with our operations) or are indirectly affected by an increase in Israeli consumer price index. As a result, an increase in the inflation rate in Israel would have the effect of increasing our operating expenses, thereby affecting our operating income. The extent of this effect on our operating income depend on the rate of inflation in Israel.

Damage to our reputation may have a material adverse effect on our operating results.

Our brand names, including some of our store format brands, are among the most well recognizable brands in Israel. For example, according to internal surveys, the Mega brand is one of the most prominent and well-known brands in Israel. Damage to our reputation or to the reputation of our store format brands may have material adverse effect on our level of sales with a corresponding impact on our profitability and operating results.

The potential declaration of a boycott by certain segments of Israel’s ultra-orthodox population against our Shefa Shuk stores may affect our operating income.

Since the second half of March 2008, the media has published reports that certain segments of Israel’s ultra-orthodox population are considering the declaration of a boycott against our Shefa Shuk stores due to the operation of stores owned by our controlling shareholder on the Jewish sabbath. Although the Company is unaware of any public declaration of a boycott, since the end of March 2008, the Company has experienced a significant decrease in the sales of several Shefa Shuk stores which appeal to the ultra-orthodox community and/or are located within ultra-orthodox neighborhoods. The decrease in sales in these stores did not have a material effect on the Company’s financial results during the first quarter of 2008. However, an actual declaration of a boycott or a further decrease in sales in our Shefa Shuk stores may have an effect on the Company's operating income. Our management is currently finalizing alternative strategies for addressing potential developments, including, among other things, the possibility of selling a number of Shefa Shuk stores to a third party.

Currency fluctuations might affect our operating results and translation of operating results.

Any devaluation of the NIS against various non-Israeli currencies in which we or our suppliers pay for imported goods has the effect of increasing the selling price of those products and affecting our operating results.

In addition, because our financial results are denominated in NIS and are translated in US dollars for the convenience of US investors, currency fluctuations of the NIS against the US dollar may impact our US dollar translated financial results.

Our profit margin would be adversely affected if our ability to utilize our distribution center were limited.

We have one distribution center in Rishon Letzion from which we distribute to our supermarkets a large portion of the products they carry. The products distributed by our distribution center to our supermarkets generated approximately 21.5% of our total percentage purchases during 2007. Our inability to utilize the distribution center for any reason may significantly impair our ability to distribute our products to our supermarkets and would adversely affect our profit margin.

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

We may be limited in our ability to borrow from Israeli banks

Bank of Israel regulations limit the ability of Israeli banks to lend to various borrowers over certain limits, including to companies and individuals considered to be in an affiliated group. These regulations limit the amount available to us and to our group companies to borrow from Israeli banks. For purposes of these regulations, we are considered part of one borrowing group with the Alon group and, to the Company's knowledge, with the Africa Israel group (an interested party in Alon), and we may be considered part of one borrowing group with other members of our controlling shareholders group and/or, under certain circumstances, with interested parties in the group, including Alon Retail, and other corporations under control of the Alon group and the Africa Israel group. As a result of these regulations, some Israeli Banks are prevented from providing additional credit to companies within our "borrowing group", and we and our subsidiaries may face limitations from time to time in our ability to obtain additional credit from Israeli banks. This could adversely affect our ability to operate our business as we have in the past.

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

We are party to legal proceedings in connection with tax assessments.

In July 2005, the Income Tax Authority issued a notice of a deduction assessment for the years 2001-2004 to the Company. The amount claimed under these assessments totaled NIS 34 million, and primarily relates to certain benefits granted to employees in the Company’s branches. In November 2005, several senior employees were questioned under warning, with respect to these benefits. Following these assessments and after the rejection of the Company's position on the matter, the Income Tax Authority issued to the Company deduction assessment orders for the years 2001-2004 in the amounts of approximately NIS 44 million. The Company has filed appeals with the District Court contesting these assessment orders, which as of the date of this Annual Report are still pending. In July 2007, the Israeli Tax Authority issued to the Company value added tax assessment for the years 2001-2006 in the amounts of approximately NIS 22 million in connection with the subject matter of the foregoing deduction assessments. The Israeli Tax Authority did not accept most of the Company's position, although it agreed to deduct the total amount to approximately NIS 16.3 million. The Company has not yet decided whether to file an appeal with the District Court. In the opinion of the Company and its advisors, the provisions included in the Company financial statements are sufficient to cover the potential liabilities.

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

In the last few years, hostilities between Israel and the Palestinian Authority have substantially increased, and recently the establishment of a Hamas government in Gaza has created additional unrest and uncertainty in the region. These hostilities have included terrorist acts in Israel and military operations in the West Bank and Gaza. In July 2006, a conflict with Hezbollah escalated significantly on Israel’s northern border. Due to the hostilities in the northern part of Israel and Lebanon, a number of our stores located in the northern region did not operate according to their usual schedule. We cannot predict the effect on our business if hostilities are renewed or the security situation deteriorates in the north or in any other part of the country.

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

All of our supermarket sales are made in Israel, and a substantial majority of the goods that we sell are grown, manufactured or processed in Israel. Consequently, our financial performance is dependent to a significant extent on the economy of Israel. During 2002, Israel’s Gross Domestic Product declined by 1.2%, while in 2003, 2004, 2005, 2006 and 2007, it rose by 1.5%, 4.8%, 5.2%, 5.1% and 5.3%, respectively. The economic slowdown during 2001, 2002 and a portion of 2003 adversely affected our financial performance. Initial reports indicate that the Israeli economy grew by 5.4% (annualized) at the first quarter of 2008. We cannot be sure how any growth or decline in the Israeli economy will affect our financial performance.

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

The Company is subject to risks regarding the ownership of real estate assets

We own, through our subsidiaries, real-estate assets, most of which are currently used in connection with the retail operation of our stores, and the remainder is leased to third parties or for future development. These assets are subject to risks with regards to ownership of real estate assets, including decline in demand and surplus of supply of commercial properties, which might have a material adverse effect on the real-estate markets, occupation rates, lease fees and revenues from third parties and on the value of the assets in the Company's financial statements. These risks include increase of operational costs, decline of the financial conditions of the lessees and additional factors which are beyond our control.

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

In June 2003, Alon Retail (formerly Bronfman-Alon) acquired 78.1% of the outstanding shares of Blue Square from the Co-Op following the submission by Alon Retail of the winning bid of the tender for the sale of the holdings of Co-Op in Blue Square, in a court-supervised sale of the Co-Op’s 78.1% interest in Blue Square. As of June 15, 2008, Alon Retail owned approximately 70.65% of the outstanding shares of Blue Square.

In September 2005, the "Alon Group" (controlled by Alon Israel Oil Company Ltd.), which then owned a 50% interest in Alon Retail, acquired shares in Alon Retail held by the "Bronfman-Fisher Group" (controlled by Matthew Bronfman and Yaakov Shalom Fisher), which then also owned a 50% interest in Alon Retail. Following such acquisition, the "Alon Group" owned 73.5% of Alon Retail, and the "Bronfman-Fisher Group" owned 26.5%.

In January 2007, the Alon Group completed the purchase of the remaining holdings by the Bronfman-Fisher Group in Alon Retail for a consideration of $52.6 million. The consideration was based on a total market value of Blue Square of approximately $588 million dollars (based on the market value of Blue Square shares minus the liabilities of Alon Retail and minus a dividend of $11.15 million which was to be paid by Alon Retail to its shareholders). The Alon Group currently beneficially owns 100% of the shares of Alon Retail.

For a description of the ownership in Alon Retail, please see “Item 7. Major Shareholders and Related Party Transactions - A. Major Shareholders”.

The following is a description of certain events that have occurred during the last number of years:

•
The launch of “Mega In Town”, a discount supermarket brand designed to combine discount prices and convenience for neighborhood shoppers. This initiative included the conversion of over 100 existing SuperCenter and Mega stores to the new brand.

•
The increase of the variety of “Non-Food” and “Near-Food” items, which generate more revenues per square meter, with the goal of increasing the portion of our customers’ overall shopping needs that are addressed in our stores;

•
As part of our strategy of expanding our presence in “Non-Food” stand alone retail outlets, in 2007, we acquired (through our subsidiary Bee Group Retail Ltd.) the controlling interest in Vardinon Textile Ltd (home textile chain), and the controlling interest in Naaman Porcelain Ltd (houseware chain);

•	The entering into the organic/health food market by acquiring the control interest in Eden Teva Briut Market (Eden Nature), which operates two organic/health food supermarkets;

•
The establishment of a new joint loyalty plan (the "You Plan") with Dor Alon Energy In Israel (1988) Ltd. in 2005, including the offering to our costumers of a new Diners Club Israel credit card bearing the name “You”, and the acquisition, together with Dor Alon, of 49% of the shares of Diners Club Israel Ltd., a subsidiary of Credit Cards for Israel Ltd. (allocated 36.75% to us and 12.25% to Dor Alon) (see “Item 4. Information on The Company - B. Business Overview -Related Businesses”); and

•
The initial public offering of ordinary shares and convertible and non-convertible unsecured debentures of our subsidiary, BSRE, on the Tel Aviv Stock Exchange in 2006, following the transfer of the Company's real estate assets (including unoccupied land and unused building rights, but excluding real estate owned by BSIP and its subsidiaries) and certain liabilities (including lease agreements with third parties and with BSIP) to BSRE (see “Item 4. Information on The Company - B. Business Overview - Real Estate.”).

Capital Expenditures

A key component of our business strategy is the establishment and relocation of new stores, the remodeling of existing stores and the improvement of our distribution facilities. During the three months ended March 31, 2008, we invested approximately NIS 129 million, or $36 million, in fixed assets and investment property. In 2007, we invested approximately NIS 258 million, or $67 million, in fixed assets and investment property, a 88% increase from our 2006 investment of NIS 137.4 million. Of our fixed asset investment and investment property in 2007, we invested NIS 82.7 million, or $21.5 million, in land and buildings, including land that we lease, as compared with NIS 21.3 million in 2006. In 2005, we invested NIS 89.1 million in fixed and other assets. As of December 31, 2007, we had entered into agreements for investments in fixtures, equipment and leasehold improvements in an aggregate of NIS 71 million, or $18.5 million.

For additional information pertaining to our principal capital expenditures and divestitures for the last three financial years and those of which are currently in progress, and the method of financing, see “Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources”.

B. Business Overview.

General

We are the second largest food retailer in the State of Israel. We also operate in the "Non-Food" sector, selling “Non-Food” items both in our supermarkets and in stand alone retail outlets. We also operate in the yield-generating commercial real estate sector, in which we own, lease and develop yield-generating commercial properties.

As of the date of this Annual Report, we have more than 400 food and non-food retail outlets (partly through franchisees) with brands including “Mega In Town”, "Mega", "Shefa Shuk", "Eden Nature" and a number of "Non-Food" chains under the control of Bee Group Retail Ltd. Through our supermarkets, we offer a wide range of food and beverages products and also “Non-Food” items, such as housewares, toys, home textile products, small electrical appliances, computers and computer accessories, entertainment and leisure products, and “Near-Food” products, such as health and beauty aids, infants products, cosmetics and hygiene products and prescription drugs. We also operate several toy and housewares departments within most of our large stores. Through our stand alone "Non-Food" outlets, we offer a range of toy, houseware, gift, baby and textile products.

As of December 31, 2007, we owned and operated 185 supermarkets under the brand names Mega, Mega In Town, Shefa Shuk and Eden Nature. Our activities are carried out via Blue Square and its consolidated subsidiaries, the largest of which are BSIP, which has retail activities, and BSRE, which owns and invests in commercial real estate. As of May 31, 2008, Blue Square owned 80% of the outstanding shares of BSIP and 80% of the outstanding shares of BSRE, the balance of each of which is publicly held and traded on the Tel Aviv Stock Exchange. BSIP and its direct and indirect subsidiaries are the owners of 68 of our supermarkets. The consolidated supermarket sales of BSIP and its subsidiaries in 2007 aggregated approximately 62.4% of our consolidated supermarket sales for that period. As of December 31, 2007, the total consolidated assets of BSIP and its subsidiaries aggregated approximately NIS 1,368 million, or $356 million, constituting approximately 32% of our total consolidated assets at that date. BSRE has no retail activities; its revenues are primarily derived from real estate lease payments received from Blue Square and third parties. As of December 31, 2007, the total consolidated assets of BSRE aggregated approximately NIS 1,492 million, or $388 million, constituting approximately 35% of our total consolidated assets at that date.

The following table sets forth the change in the number of our supermarket stores (net of store closures) and supermarket store space as of the dates indicated:

	No. of Stores	Store Space (square meters)

As of December 31, 2003	161	290,800
As of December 31, 2004	164	300,000
As of December 31, 2005	168	312,000
As of December 31, 2006	175	323,300
As of December 31, 2007	185	342,705

We have four supermarket store formats - Mega, Mega In Town, Shefa Shuk and Eden Nature. In the “Mega” chain stores, our larger stores which are located primarily outside residential areas, we offer a wide selection of food, “Near-Food” and “Non-Food” items. In the “Mega In Town” chain stores, which is a new format launched in August 2007, the stores are usually smaller than “Mega” stores and are located primarily in local neighborhoods and city centers. These stores combine discount prices with convenience for neighborhood shoppers. Our “Shefa Shuk” chain stores are low priced stores with a selection of products designated to compete with local competition and are also oriented towards Israel’s growing ultra-orthodox population. In our "Eden Nature" stores, we focus on offering organic, natural and health food products. As of December 31, 2007, we operated 36 Mega Stores, consisting of approximately 157,785 square meters space, 103 Mega In Town stores, consisting of approximately 110,145 square meters space, 44 Shefa Shuk stores, consisting of approximately 71,696 square meters space, and 2 Eden Nature stores, consisting of 3,079 square meters.

In 2005, together with Dor Alon Energy In Israel (1988) Ltd., we established a new loyalty plan (the "Loyalty Plan") which offers our costumers a new Diners Club Israel credit card bearing the name “You”. See “Item 4. Information on The Company - B. Business Overview - Marketing”.

In August, 2007, we launched our “Mega In Town” supermarket format designed to bring discount shopping to the neighborhood and city centers. The initiative included the conversion of over 100 of our existing SuperCenter and Mega stores to the new brand, together with a major media campaign. “Mega In Town”, is a discount supermarket brand designed to combine discount prices and convenience for neighborhood shoppers. “Mega In Town” stores are differentiated by their reduced prices, narrowing the gap between them and those of Hard Discount centers located in peripheral areas. In addition, such stores offer a greater variety of items than used to be carried by SuperCenters and Megas in residential areas.

On October 31, 2007, Blue Square acquired 51% of the outstanding shares of Eden Briut Teva Market Ltd. (“Eden Nature”) for a total consideration of approximately NIS 22.5 million. Eden Nature is one of Israel’s largest retailers of organic, natural and health food products, operating two supermarket stores as of May 31, 2008, specializing in organic, natural and health food products. As part of this transaction, (i) Blue Square provided Eden Nature with shareholder loans in the amount of NIS 47 million (ii) Blue Square has the right to appoint a majority of the board of directors and a majority of the executive committee of Eden Nature, (iii) the other shareholder has various minority protection rights, and (iv) Blue Square is to provide all guarantees and financing required in connection with Eden Nature’s operations in the future, the repayment of existing shareholder loans in the amount of NIS 4.7 million and the payment of a bonus to Eden Nature’s CEO upon the satisfaction of various thresholds.

Industry Overview

We estimate that retail sales of food, beverages and tobacco in Israel were approximately NIS 49.8 billion, or $12.9 billion, in 2007. This estimate is based on the data published by the Israeli Central Bureau of Statistics of the retail sales of food, drinks and tobacco in Israel in 2006 (2007 has not yet been published) and the growth of expenditure for the consumption of food, beverages and tobacco of household in Israel at current prices in 2007 (8.5%).

The retail sales of food, beverages and tobacco in Israel includes supermarkets, grocery stores, mini-markets and retail sales of fruit and vegetables, meat, poultry and fish. The supermarket retail chain market consists of two large chains: Shufersal and us, as well as other smaller but developing chains.

We estimate that significant growth opportunities for supermarkets in Israel remain as more households increase purchasing of supermarket goods at supermarkets rather than smaller grocery stores, mini-markets and open-air markets. Based on A.C. Nielsen and on data published by the Israeli Central Bureau of Statistics of the retail sales of food, drinks and tobacco in Israel, we estimate that approximately 38% of the total retail sales of food, beverages and tobacco in Israel in 2007 was made by the two large chains and approximately 48% of the estimated retail sales made by supermarkets, groceries and mini-markets in Israel in 2007 was made by the two large chains - a percentage that is considerably lower than the estimated market shares prevailing in Europe and the United States. Accordingly, we believe that there is an opportunity for us to grow correspondingly with the general growth of the supermarket sector in Israel.

Our Supermarkets

We operate four supermarket formats, tailoring store sizes and product ranges to meet the preferences of each format’s target customers. Our supermarket formats are among the most recognized in Israel. According to A.C. Nielsen, our market share of the bar-coded market of non-durable goods in 2007 was 23.9%. See “Our Operations” for a description of our supermarket formats as of December 31, 2007.

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

Our Strategy

Our strategy in our retail activities is: (i) to take advantage of our position as a leading food retailer in Israel, by expanding our market presence in existing retail food markets and (ii) to continue our expansion into “Non-Food” stand alone retail outlets. To achieve this goal, we intend to pursue a number of operating and growth strategies, which include:

•	accelerated opening of additional supermarket stores. As part of our strategy, we plan to open eight to ten additional supermarket stores in 2008;
•
increasing the pace of our growth rate and market share by opening additional store locations, renovating, improving and enlarging existing stores and, if necessary, reducing and/or closing underperforming stores;

•	expanding the geographic presence of our stores with the goal of bringing all four of our supermarket store formats within the shopping range of every Israeli consumer;
•
increasing our market share of “Non-Food” and “Near-Food” products and to offer a wider selection of these products to consumers in our supermarket stores, including small electrical appliances, computers and computer accessories, textile and leisure products (such as videos and magazines) infants products as well as toys, housewares and traveling packages;

•
continue our significant expansion into “Non-Food” stand alone activities through an acquisition program and developing our “Non-Food” chains (Vardinon Textile Ltd (home textile chain), and Naaman Porcelain Ltd (houseware chain)) that we acquired in 2007 through our subsidiary Bee Group Retail Ltd;

•
expanding into the organic/health food market with the goal of establishing Blue square as a leader of Israel emerging organic/health food market. To this end, we intend to accelerate the development of our subsidiary, Eden Teva Briut Market (Eden Nature), and we plan to open approximately eight to ten additional Eden Nature stores in the next three years.

•
offering travel services through Nofesh Yashir and considering the possibility of offering and selling other products in our supermarket stores, such as financial instruments, personal finance and insurance products to our consumers;

•	exploring various alternatives to maximize the potential value of our real estate assets, including unused building rights, which are held by BSIP and its subsidiaries;
•	differentiating our store brands and products from those of our competitors;
•	increasing operational efficiency;
•	focusing on improving the availability of products in our stores and reducing the shortage of products “on the shelves”; and

•	expanding and improving our new loyalty plan for the benefit of our customers which offers a new credit card; including joining other businesses to the plan.

Our strategy in our real estate activities is to become a substantial owner of yield-generating properties and developer of commercial real estate through our subsidiary, BSRE. To achieve this goal, we intend to pursue a number of operating and growth strategies, which include:

•	developing and improving existing real estate;
•	maximize the leasing of existing properties to commercial users;
•	increase and develop unused building rights in our existing properties; and
•	acquire additional commercial real estate and yield-generating assets in Israel and abroad.

Real Estate

Most of our real estate is currently used in connection with the retail operation of our stores.

Transfer of Real Estate Assets to BSRE

In 2006, pursuant to and under agreements entered with BSRE on June 21, 2006 (the "Transfer Agreement") and on April 2, 2006 (the "Split Agreement"), both of which effective as of December 31, 2005, the Company transferred its real estate assets, all related rights and obligations and certain liabilities (including lease agreements of which the Company was lessor and BSIP or third parties were lessees) to Blue Square Real Estate Ltd. (BSRE), a then new wholly owned subsidiary, to manage approximately 146,300 square meters currently occupied by our stores and other lessees, as well as the unoccupied land and unused building rights under our ownership. The transferred assets did not include: (i) real estate owned by BSIP and its subsidiaries and (ii) real estate that the Company leases from BSIP or third parties in connection with our retail activities. Among the rights transferred were those pursuant to long term lease agreements, lease agreements, partnership agreements, purchase agreements, easements and any other agreements between the Company and third parties relating to the transferred properties (including certain liabilities to banks for certain credit received by the Company).

Pursuant to the Transfer Agreement and Split Agreement, Blue Square transferred assets with a total book value as of December 31, 2005 of approximately NIS 1.1 billion and liabilities with a total book value as of December 31, 2005 of approximately NIS 759.3 million. In consideration, BSRE issued to the Company 22,642 ordinary shares.

On May 4, 2006, the Israeli Tax Authority approved our application for a ruling stating that the transfer would receive favorable tax treatment under the provisions of Sections 104A and 105A(2) to the Income Tax Ordinance, subject to certain conditions, as described below under " - Tax Authority Approval".

Further, in August 2006, BSRE completed its initial public offering (IPO) of ordinary shares, unsecured convertible and non-convertible debentures on the Tel Aviv Stock Exchange. As a result of the offering, the Company holding in BSRE was reduced to 80% of the outstanding shares. The balance of BSRE shares are publicly held and traded on the Tel Aviv Stock Exchange.

For more information about additional agreements between the Company and BSRE, see “Item 7. Major Shareholders and Related Party Transactions - B. Related Party Transactions”.

Description of Real Estate Properties

The following table provides certain details regarding our real estate properties of which we are the legal owner (including through long-term leases from the Israel Land Administration), as of December 31, 2007:

	BSRE		BSIP		TOTAL
Properties	Number	Property Space (square meters)	Number	Property Space (square meters)	Number	Property Space (square meters)

Commercial properties, including Supermarket Stores	100	135,975	19	45,961	119	181,936

Offices	2	5,190	1	9,300	3	14,490

Warehouses	1	11,950	4	34,991	5	46,941

Undeveloped Land	13	43,025	6	39,683	19	82,708

Total	116	196,140	30	129,935	146	326,075

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

The tax approval did not constitute an approval of the principles of allocation of obligations with respect to the transfer of properties to BSRE between the Company and BSRE prior to December 31, 2005. This allocation may be subject to review by the Israeli Tax Authorities and result in an adjustment. If an adjustment is required by the Israeli Tax Authorities, the Company and BSRE have agreed if additional obligations are imposed on BSRE, an indemnification arrangement will be implemented providing that the balance of the equity capital derived to BSRE from the Split Agreement will not be changed.

A breach of the conditions set forth in the Israeli Tax Authority's approval and the related provisions of the Israeli Income Tax Ordinance may result in the Company being charged with capital gains or betterment tax and sales tax, and BSRE being charged for the full rate (5%) of purchase tax (and stamp tax, if applicable). Conditions of the Israeli Tax Authority ruling included the following:

•
Until December 31, 2007, incurred losses (if any) up to the amount of finance expenses in connection with loans attributed to the transferred real estate and up to the amount of lease expenses of the Company and/or BSRE may not be deducted for tax purposes. Thereafter, no such restriction applies.

•
Until December 31, 2007, the Company and BSRE may not transfer one to the other assets, cash or any other activity except in the ordinary course of business. In addition, until December 31, 2010, the Company and BSRE may not grant and/or receive loans to each other except in the ordinary course of business.

•
The lease payments charged by BSRE for leasing the transferred properties to the Company or to any related party of the Company, and the management fees charged by the Company to BSRE, will each be at market value as would have been obtained in arm's length transactions between non-related parties.

•
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

•
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

•	In accordance with the Israeli Tax Ordinance, BSRE is required to hold the transferred assets under the Transfer Agreement until December 31, 2007.
•
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

In accordance with the Israeli Tax Ordinance, the construction of buildings on unimproved land transferred to BSRE must be completed within four years of transfer. To the extent this construction is not be completed within this four year period, the Company and BSRE may approach the Tax Authority for their determination as to whether such delay constituted a default for purposes of the tax benefits. BSRE has not yet commenced construction on certain of the unimproved land, and therefore the Company and BSRE may be required to pay full real estate tax charges with respect to such properties.

Recent Activities in Our Real Estate Sector

During 2007 and the first quarter of 2008, BSRE acquired three commercial properties and warehouses totaling approximately 19,000 square meters and two parcels of undeveloped land totaling approximately 80,000 square meters.

In addition, we are in the process of building an additional distribution and logistic center, to be held 50% by BSRE and 50% by Bee Group, which would be used for storage and distribution of Non-Food and Near-Food products for our Non Food chains and our supermarket stores. The planned distribution center would be operated on a 20,000 square meter site.

For additional information about our real estate, please see “- D. Property, Plant and Equipment” below.

Competition

The Israeli food retailing industry is highly competitive and is characterized by high turnover and narrow operating margins. We compete with the other major supermarket chain, Shufersal, low-priced private supermarket chains and low-price supermarkets, independent grocers, open-air markets, and other retailers selling supermarket goods. Competitive pressures increase as the supermarket sector in Israel approaches higher saturation levels and will continue to increase in the event that our competitors expand their operations or new companies enter the market with hard discount formats.

Based on A.C. Nielsen, we estimate that our market share of the bar-coded market in Israel in 2007 was approximately 23.9%, Shufersal's market share of the bar-coded market in Israel in 2007 was approximately 37.5%, and the private supermarkets' market share of the bar-coded market in Israel in 2007 was approximately 25.6%.

In recent years, we and our competitors have established or expanded low-price and hard discount store formats. In addition, private supermarkets in 2007 continued to increase their market share and expanded their presence in selected areas in Israel (including by mergers and acquisitions), often geographically beyond their original locations. Furthermore, during 2007 two private supermarkets chains became publicly held companies traded on the Tel Aviv Stock Exchange, as the result of which their capital base was increased. The low barriers of entry, including the relatively low cost of establishing a new private supermarket, have contributed to the increase in number and expansion of private supermarkets in recent years. These private supermarkets have been able to capture a significant part of the sales from the major chains in their areas by using lower cost non-unionized labor and having lower operating costs and, in some cases, by operating on Saturdays and offering non-Kosher food. Large supermarket chains in Israel, including us, are kosher and therefore do not offer non-kosher food or operate on Saturdays.

Shufersal, the other major supermarket chain, has taken numerous initiatives in the last few years to improve its competitive position. During 2005, Shufersal merged with ClubMarket following the bankruptcy proceedings of ClubMarket, the then third major supermarket chain. Since this merger, we have faced a major competitor, with a broader national presence, especially in the northern part of Israel where many of ClubMarket stores were located. Many of Shufersal's stores are characterized by every day sale of products at low prices. The changed competitive position of Shufersal, together with the expansion of private supermarkets in recent years, have contributed to the intensified competition we experienced in 2006 and 2007, particularly at our larger stores.

In November, 2005, the Commissioner of the Israeli Antitrust Authority approved certain arrangements between the Fourth Chain Company Ltd. (“the Fourth Chain”) and certain small private supermarkets chains. This approval was granted subject to certain conditions and for initial period of two years. To the Company's knowledge, an application for extension of the approval period was submitted. The Fourth Chain combines a number of small private supermarkets chains (the “Members”) which operate on local geographic level and its purpose is to develop a private label and to jointly negotiate with suppliers. Pursuant to the approved arrangement, the Fourth Chain was expected to perform the following actions for its Members: to develop and market a private label which shall be marketed exclusively in the Member stores; to purchase for the Members complementary services and products; to negotiate with suppliers from abroad for the import of products for the Members and, in a later stage, to negotiate prices and commercial conditions with suppliers; to operate a central joint warehouse; and to sell products to retails other than its Members. The aforesaid arrangement, and possible similar combinations of other private supermarkets, may generate some of the efficiencies of a major national-spread chain and therefore enable them to compete more efficiently with the major chains. In 2006, the Fourth Chain Company started to market a private label brand.

In the sale of cosmetic, toiletries and hygiene products, we compete against establishments that sell such products, including the drug store chains SuperPharm and NewPharm.

In addition, due to our sale of other “Near-Food” and “Non-Food” products and our recent acquisitions of controlling interest of “Non-Food” chains, we compete against retail chains and stores outside the food industry, such as Toys “R” Us, Office Depot, do-it-yourself chains such as Home Center and ACE (a franchisee of Ace Hardware), household stores, home textile stores, housewares stores, electricity appliances stores and others.

Our Operations

Our supermarket operations are conducted under the Mega, Mega In Town, Shefa Shuk and Eden Nature store formats, which are among the most well-recognized retail names in Israel.

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

The following table provides certain information regarding the supermarket stores of Blue Square and the BSIP as of December 31, 2007:

	Blue Square Israel		BSIP		Total
Retail Format	Number of Stores	Store Space (square meters)	Number of Stores	Store Space (square meters)	Number of Stores	Store Space (square meters)

Mega (1)	1	7,187	35	150,598	36	157,785

Mega in Town (2)	88	80,705	15	29,440	103	110,145

Shefa Shuk (3)	26	31,576	18	40,121	44	71,696

Eden Nature (4)	2	3,079	-	-	2	3,079
Total	117	122,546	68	220,159	185	342,705

(1) Large stores (average size of approximately 4,100 square meters), primarily located outside residential areas, offering a wide selection of food items and other departments.

(2) Medium and small size stores primarily located in city centers and local neighborhoods which combine discount prices with convenience for neighborhood shoppers. This format is designed to bring discount shopping to the neighborhood and city centers.

(3) Low-priced supermarkets with a selection of products designated to compete with local competition and also oriented to ultra-orthodox Jewish population.

(4) Hypermarkets held 51% by BSI that specialize in organic, natural and health food products.

Our subsidiary, Bee Group, is a large retail franchiser with 234 stores owned and operated mostly by franchisees as of March 31, 2008. The stores are operated under the following brand names: (i) “All for a Dollar"; (ii) "Kfar Hasha’ashuim" (Toy Village), which sells toys; (iii) "Sheshet", which sells housewares and small electrical appliances; (iv) "Rav-Kat" and Dr. Baby, which sell baby and young children accessories; (v) "Vardinon", which sells home textile products and accompanying accessories; and (vi) "Naaman", which sells houseware products.

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

As of the date of this Annual Report, Bee Group is in the process of building an additional distribution and logistics center, to be held 50% by BSRE and 50% by Bee Group. The planned distribution center would be operated on a 20,000 square meter site and would be used for storage and distribution of "Non-Food" and "Near-Food" products for our Non Food chains and our supermarket stores.

We purchase products for our supermarkets from approximately 900 suppliers, including manufacturers, importers and distributors. In 2007, approximately 82% of our grocery items and 96% of our meat and fish are delivered directly by suppliers to some of our stores. For certain other items, including 75% (in 2007) of fruits and vegetables, we provide distribution to our supermarkets through our distribution center. For the year ended December 31, 2007, approximately 21.5% of our supermarket purchases were of products distributed from the distribution center.

We actively seek to diversify our suppliers. However, we purchase most of our dairy, fresh produce and poultry products from Tnuva, an Israeli food cooperative, which holds a leading position in the domestic dairy and poultry markets. In 2007 Tnuva’s products accounted for approximately 13% of all the products sold at our supermarkets. In addition, the Strauss group, an Israeli food manufacturer, accounted for approximately 9.3% of all products sold at our supermarkets in 2007, and the Osem group accounted for approximately 6.5% of all products sold at our supermarkets in 2007. Because of our status as a leading food retailer in Israel and the fact that we maintain an excellent and long-standing relationship with Tnuva, Strauss group and Osem, we do not believe that there is a material risk of future stoppage of supply of products of these key suppliers. However, we do not have a written contract with Tnuva, Strauss group or Osem obligating them to supply products to us. In addition, in recent years, there has been a process of consolidation among our suppliers. As a result, our largest suppliers now account for a larger percentage of our product purchasers. The ten largest suppliers for our supermarkets accounted for approximately 51% of our product purchases in 2007. We have not experienced any material problems in obtaining products of the quantity and type required.

Marketing

We endeavor to create an awareness of our supermarkets as offering a combination of broad selection, high-quality service and competitive prices. Our primary advertising outlets, in addition to point-of-sale marketing, are television, newspapers, radio, internet, billboards and direct mail. Store promotions are conducted, from time to time, in all our supermarkets, in specific chains or in individual stores. These promotions include our new Loyalty Plan - "You", Mega club, Buy & Bonus incentive program, price reductions, gifts, coupons or deferred payment terms.

In 2005, together with Dor Alon Energy In Israel (1988) Ltd., we established our new Loyalty Plan - You, which was launched in the second half of 2006 and offers to our customers a new Diners Club Israel credit card bearing the name "You".

The goal of the Loyalty Plan is to promote customer loyalty to the Company and Dor Alon by, among other things, granting exclusive benefits to the Loyalty Plan members, including establishing a cash-based reward mechanism, and providing discounts and benefits at other businesses that would join the Loyalty Plan. In addition, through the Loyalty Plan the Company may provide other services such of personal finance, insurance products and tourisms packages. The benefits are advertised and disseminated each month via mail to the members of the Loyalty Plan. We also continue to operate “Buy & Bonus” and “Mega” which are frequent-buyer incentive programs, and which are designed to increase consumer traffic and encourage customers to patronize our stores and to allow our customers to earn free gifts by earning points. These customer clubs grant a variety of discounts and benefits to participants.

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

In addition, we operate the Blue Center website which allows customers to place orders via the Internet 24 hours a day and to have the products in our stores delivered to our customers’ homes from a nearby store within a few hours. Likewise, customers may order products by phone (through a calling center) or by fax. The service is provided (through 19 centers located at Mega stores) in most of Israel.

Government Regulation

Our operation of supermarkets in Israel requires permits from municipal authorities, which are conditioned on the prior approval of various agencies, including the health and environment ministries, the police and fire departments. If we are unable to obtain or maintain one or more required permits, we may be required to close one or more stores or to take other remedial action to obtain or maintain these permits. See “Item 3. Key Information - D. Risk Factors - Failure to obtain or maintain permits required for our operations may adversely affect our operating results”.

The Israeli government is authorized to control the retail and wholesale prices of goods and services offered in Israel. At present, a few of the products we offer in our stores, including bread, flour, eggs, milk and margarine are subject to government-imposed price controls. Any imposition of more extensive price controls in the future than those that currently exist may have a material adverse effect on our operating results. See “Item 3. Key Information - Risk Factors - D. Government-imposed price controls may have a material adverse to effect on our operating results”.

Deposits for Drink Containers

A law effective October 1, 2001 requires stores to charge a deposit for drink containers of less than 1.5 liters and more than 0.1 liter and accept the return of empty containers for refund. The Knesset, the Israeli parliament, is considering an amendment to this law which, among other things would require stores to also charge a deposit for drink containers of 1.5 liters and more and accept the return of empty containers for refund.

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

On January 5, 2005, the Commissioner of the Israeli Antitrust Authority issued his position regarding “commercial restrictive practices between the dominant food suppliers and the major supermarket retail chains”. According to the Commissioner’s position, some of these practices were found to be restrictive trade agreements under the antitrust laws. The Commissioner prohibited these practices unless approved by the Restrictive Trade Practices Court or exempted by the Commissioner himself.

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

After the publication of the position paper, the Commissioner stated his position that these directives constitute a position paper, which is “intended to provide the guidance concerning the normative status of various practices in the food retail industry as perceived by the Antitrust Authority”. The Commissioner indicated that this document does not have normative status.

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

•
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

•
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

•
Category management: Unless prior approval of the antitrust authorities is obtained, a dominant supplier is prohibited to be party to an arrangement whose purpose or effect is the supplier involvement (including as advisor) in the process of category management (nevertheless, a retail chain may consult with a supplier regarding innovations in this area).

•
Shelve arrangements: Whereas in his position document, the Commissioner determined that the use of suppliers’ representatives to physically arrange the shelves in the chains’ stores constitutes a restrictive arrangement, the suppliers disagree with this position, and the Commissioner agreed not to take enforcement measures with regard to such arrangements for 30 months, so long as such arrangements satisfy certain conditions. As of the date of this Annual Report, the Company is examining its compliance in light of the Commission's position and the consent decree.

•
Discounts and rebates in exchange for meeting sales targets. A dominant supplier may not be party to an agreement whose objective or effect is the grant benefits to the retail chain in connection to meeting sales targets of the products in which the supplier has dominance, unless the benefit is given only as a discount to the purchase of units sold in excess of the supplier’s sales basis in the chain and is restricted to these units alone. The prices of units sold in excess of the sales goals shall not be lower than the production costs of these units. In addition, a dominant supplier is prohibited from sanctioning a retail chain for failure to meet monopolistic sales targets regarding products for which the supplier posseses monopolistic power.

•
Setting market share. A supplier is prohibited from being a party to an arrangement whose purpose or effect is to determine the supplier’s market share (or restricting the market share of competing suppliers) in the chain’s sales.

•
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

•
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

The Company is not a party to the consent decree; however, it could nevertheless have an effect on the practices of the Company’s suppliers and indirectly on the Company. At this stage, the Company cannot estimate the effect of the the Commissioner's position and the consent decree on its financial results.

Consumer Protection Laws

We are obligated to label prices on our products on the basis of two main laws: The Consumer Protection Law, 1981, and the Commodities and Services (Control) Law, 1957. Contravention of these laws constitutes a criminal offense. In 2008, the Economic Affairs Committee of the Knesset, the Israeli parliament, approved new regulations under the Consumer Protection Law, under which, we will be obligated to indicate on the shelf the price per measurement unit with respect to various products. These regulations have not yet been officially published, but they are expected to become effective on January 1, 2009. Such regulations would impose on us additional costs and could increase the risk for discrepancies between the prices that appear on the products, the prices that appear on the shelf and the prices charged by the cash register. In 2007, we were convicted in a plea bargain in connection with discrepancies between the prices appearing on products, and the prices charged by the cash register at the point of sale. See “Item 8. Financial information - A. Consolidated Statements and Other Financial Information - Legal Proceedings”. These discrepancies are the result of human error by personnel responsible for labeling our products and other circumstances beyond the Company's control. We are making efforts to minimize these errors, including directing store management to charge the lower price in situations where a discrepancy is found between the price on a product and the price appearing at the cash register.

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

In 2006, new regulations were promulgated under the Consumer Protection Law, which regulate the warranty and post-sale services of certain electrical appliances. Under the regulations, sellers of new electrical appliances (priced in excess of NIS 400) to the end user consumer are required to assume the responsibilities of the manufacturer(s) of the appliances in the event such manufacturer cannot be located. Such responsibilities include repairing any defect in the appliance (or, if necessary, exchange for non-defective appliance) during the warranty period, which repairs must be made within a certain period of time for certain appliances and, upon consumer request, supply of spare parts during the warranty period (and for certain appliances also one year thereafter). In addition, sellers must deliver to consumers a manufacturer warranty certificate with the delivery of the products.

Recent proposed amendments to the Consumer Protection Law, 1981 and to the regulations promulgated thereunder, would also grant to consumers rights to cancel a transaction and receive a refund under various circumstances.

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

Under a recent amendment to the Consumer Protection Law, 1981, a remedy of exemplary (punitive) damages may be provided to plaintiffs for specific violations of the law under certain circumstances. By virtue of this amendment, the court may grant an amount of no more than of NIS 10,000 in punitive damages and an amount exceeding NIS 10,000 but no more than NIS 50,000 if the court finds that the violation is a "repeat" or "continuing" violation or was made in "aggravated circumstances".

Recently, several proposed legislations were submitted to the Knesset regarding the reduction of usage of plastic (nylon) bags. Under the proposed legislations, it is proposed, among other things, that: (i) business establishments (including food retail chains) will not keep or use bags which are not bio-degradable; (ii) food retail chains would be required to provide to its consumers with packing bags designated for more than one use, free of charge or for minimal consideration; (iii) a levy in the sum of NIS 1 would be imposed for each plastic bag (with certain exceptions) to be collected from the consumers by the business establishment and to be transferred to a cleaning protection fund; (iv) the business establishment would offer to consumers the ability to purchase packing bags for more than one use for not less than NIS 4.5 which are exempt from the levy; and (v) various reporting obligations would be imposed on business establishments to the supervisor of the Ministry of environment protection. This proposed new legislation and other similar proposed legislation may increase our operational expenses and may require us to make additional investments in our stores if they were to become effective.

Drugstores

Fifteen of our supermarkets include drugstores, which sell, among other products, prescription and non-prescription medicines. Under the Pharmacists Ordinance, 1981 and the regulations promulgated thereunder, we are subject to requirements relating to the storage, packaging and administration of drugs, storage of poisonous products, supervision requirements, sanitary conditions, marketing of controlled substances, requirements relating to medical devices, documentation requirements and other related requirements relating to the operation of drugstores. In addition, each drugstore must be supervised and managed by a licensed “supervisor pharmacist”. We employ in our drugstores supervisor pharmacists, pharmacists and pharmacist assistants, all of whom have the required licenses.

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

Gasoline Stations

We are also subject to numerous laws and regulations relating to, among other things, environment protection, licensing and permits proceedings, standardization requirements and other requirements in connection with the construction, establishment and operation of gasoline stations on our properties described below in “Item 4. Information on the Company - D. Property, Plants and Equipment.” As part of a pilot program to examine the feasibility of establishing and operating gasoline stations on properties adjacent to our stores, in 2006, we began operating our first gasoline station on one of our properties. We have applied for a business license for the operation of this gasoline station, but the business license has not yet been granted.

Related Businesses

Non-Food Retail Businesses

As part of our strategy to increase our market share of “Non-Food” and “Near-Food” products and to offer a wider selection of these products to consumers in our stores, in May 2005, we acquired 50% of the holdings of Bee Group Retail Ltd. (formerly known as “Hamachsan Hamerkazi Kfar Hasha’ashuim Ltd. (Central Warehouse/Toy Village)”("Bee Group") and in April 2007, we increased to 60% our holdings in Bee Group.

Bee Group is a large retail franchiser in Israel of home textile and houseware, baby, and toy stores, with 234 stores owned and operated mostly by franchisees as of March 31, 2008. The chain operates under a number of different brand names: (i) “All for a Dollar"; (ii) "Kfar Hasha’ashuim" (Toy Village), which sells toys; (iii) "Sheshet", which sells housewares and small electrical appliances; (iv) "Rav-Kat" and Dr. Baby, which sells baby and young children accessories; (v) "Vardinon", which sells home textile products and accompanying accessories; and (vi) "Naaman", which sells houseware products. In addition to these stores, we have established toy and houseware departments within most of our large stores.

On April 22, 2007, Bee Group acquired approximately 85.8% of the share capital of Vardinon Textile Ltd. ("Vardinon") a company traded on the Tel Aviv Stock Exchange for a total consideration of approximately NIS 38 million. Vardinon imports, designs and distributes home textile products and accompanying accessories, such as linen, towels and bathrobes under the brand name "Vardinon" and other products such as blankets, bed covers, curtains, pillows, other houseware products, candles and spa products. The products are distributed by Vardinon's chain of stores (34 stores as of March 31, 2008) and through other channels. In 2007, we entered into a supply agreement with Vardinon pursuant to which Vardinon would supply us with a variety of textile products manufactured by Vardinon under a new private label.

On October 31, 2007, Bee Group acquired 57.87% of the outstanding shares of Naaman Porcelain (51.5% on a fully diluted basis) ("Naaman"), a company traded on the Tel Aviv Stock Exchange, for a total consideration of approximately NIS 101 million. Naaman is one of Israel’s major branded houseware retailers which imports and markets various houseware products, such as kitchen utensils, cutlery and dinner sets. Naaman has its own chain of 19 houseware stores and is a supplier to Blue Square and its subsidiaries.

As a result of the acquisition of controlling interest in Vardinon and in Naaman, as of March 31, 2008, Bee Group operates (mostly through franchisees) 234 retail outlets, with activities in the home textile and houseware, baby, and toys sectors. Following the completion of the acquisitions in 2007 of the controlling interests of Vardinon, Naaman and Eden Nature, as of the date of this Annual Report, Blue Square has more than 400 food and non-food retail outlets (partly through franchisees) with brands including “Mega In Town”, "Mega", "Shefa Shuk", "Eden Nature" and a number of "Non-Food" chains under the control of Bee Group Retail Ltd.

Pursuant to existing agreements, Naaman would merge its activities with "Sheshet" and thereafter acquire Vardinon from the Bee Group. Following these transactions, it is expected that Bee Group's holdings in Naaman would increase to 61.85% (58.6% on a fully diluted basis).

Diners Israel

In connection with the establishment of our new joint Loyalty Plan with Dor Alon Energy In Israel (1988) Ltd. (“Dor Alon”), In November, 2005, we and Dor Alon purchased 49% of the shares of capital stock of Diners Club Israel Ltd. (“Diners Israel”) (36.75% to Blue Square and 12.25% to Dor Alon) from Credit Cards for Israel Ltd. (“CAL”). Diners Israel, a credit card company in Israel and a licensee of Diners Club International, is a subsidiary of CAL which itself is a subsidiary of Israel Discount Bank Ltd.

Under the agreement with CAL, we and Dor Alon are entitled to share with CAL the net income of Diners Israel in connection with the activities of the credit cards bearing the "You" name based on our respective ownership interests in Diners Israel. The percentage of the net income of Diners Israel in connection with credit cards activities outside the Loyalty Plan is to be allocated to us and to Dor Alon in accordance with various ratios determined based on the number of "activated" credit cards (as defined in the agreement) issued to members of the Loyalty Plan from time to time, so long as certain target numbers of such issued credit cards are met. See “Item 7. Major Shareholders and Related Party Transactions - B. Related Party Transactions” for more information on the agreement with CAL and Diners Israel.

Mega Nofesh Yashir (Mega Direct Vacation)

In January, 2008, Blue Square entered into an agreement with Issta Israel Ltd, ("Issta") a subsidiary of Issta Lines Ltd, Israel’s largest travel agency, to acquire 50% of Issta’s operated "Nofesh Yashir" (direct vacation) enterprise, operating travel services through an internet portal and a travel services call center, for the consideration of US $250,000. Pursuant to the agreement, the parties established a jointly owned (50% each) company that operates the travel and tourism joint enterprise and develop it within Blue Square's supermarkets, through its marketing and through the Nofesh Yashir Internet travel services portal and call center.

C. Organizational Structure

We operate all of the supermarkets, including 115 of the supermarkets that are directly owned by Blue Square, 68 supermarkets which are owned by BSIP’s subsidiaries and two supermarkets which are owned by Eden Teva Briut Market Ltd. (our 51% subsidiary). Stores owned by BSIP’s subsidiaries generated approximately 62.4% of our supermarket sales during 2007. The Company leases the real estate underlying the stores that it directly operates from BSRE, BSIP and third parties.

We operate all of our "Non Food" outlets through our partially owned subsidiary Bee Group Retail Ltd., which in turn holds the controlling interest in Vardinon Textile Ltd., and Naaman Porcelain Ltd, both of which are publicly held and traded on the Tel Aviv Stock Exchange.

BSRE, BSIP and each of BSIP subsidiaries and Bee Group and its subsidiaries has its own board of directors. We appoint all or a majority of the board of directors of each of these companies and typically our appointee serves as the chairman of the board of directors of each company. Although we appoint all or most of the board of directors of each company, each company’s board of directors has independent fiduciary obligations to all of its shareholders and to the company itself. Blue Square is obligated to deal with its partially owned subsidiaries at “arm’s-length.” Moreover, in the case of BSIP, BSRE, Vardinon and Naaman which are publicly traded on the Tel Aviv Stock Exchange, the board of directors must include at least two external directors appointed under Israeli law. These external directors must satisfy all the requirements of external directors under the Israeli Companies Law, 1999, referred to as the Israeli Companies Law.

Blue Square owned 80% of the outstanding shares of BSIP as of May 31, 2008. The balance of BSIP’s outstanding shares are publicly held and traded on the Tel Aviv Stock Exchange. BSIP, in turn, through a wholly owned subsidiary, is the owner of our interests in a number of its other subsidiaries and affiliates. Blue Square receives fees from its subsidiaries, including BSIP and Hyper Hyper, as payment for the management and consulting services it provides to them for purchasing, marketing, finance, store development, budgets and control, accounting and financial reporting, taxation, law, internal auditing and data processing services.

Blue Square owned 80% of the outstanding shares of BSRE as of May 31, 2008. The balance of BSRE’s outstanding shares are publicly held and traded on the Tel Aviv Stock Exchange. Blue Square receives fees from BSRE as payment for the management services it provides to it for Chairman of the board of directors services, financial and accounting management services (including bookkeeping), computer management and maintenance service, legal consulting and corporate secretary services, office space and related office services, and internal audit services.

See “Item 7. Major Shareholders and Related Party Transactions - B. Related Party Transactions” for a description of the agreements relating to the fees Blue Square receives from its subsidiaries. For information concerning the flow of funds between Blue Square and its direct and indirect subsidiaries, see also “Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources.”

Set forth below is a list of our significant holdings as of May 31, 2008. The companies marked with an asterisk (*) are not consolidated in our financial statements.
Company (1)	Operations	% Ownership Held by Blue Square

The Blue Square Chain Investments & Properties Ltd.	Real estate and supermarkets	80%(2)
The Blue Square Chain (Hyper Hyper) Ltd.	Supermarkets	80%(3)
Blue Square Real Estate Ltd. **	Real estate	80%(4)
Bee Group Retail Ltd.	toy and infants products, home textile products and houseware products	60%(5)
Diners Club Israel Ltd.*	Credit cards	36.75%(6)
Eden Teva Briut Market Ltd. (Eden Nature Market)	Organic/Health Food Products	51%
Mega Nofesh Yashir Ltd.	Travel services	50%
Radio Non-Stop Ltd.*	Local radio station	26.4% (7)
(1)	All companies are incorporated under Israeli law.
(2)	The remaining shares of BSIP are held by the public and institutional investors and are traded on the Tel Aviv Stock Exchange.
(3)	BSIP’s wholly owned subsidiary.
(4)	The remaining shares of BSRE are held by the public and institutional investors and traded on the Tel Aviv Stock Exchange.

(5)
Bee Group Retail Ltd., holds approximately 85% interest in Vardinon Textile Ltd., and approximately 53.4% (diluted 51.5%) interest in Naaman Porcelain Ltd., both of which are companies traded on the Tel Aviv Stock Exchange.

(6)
The remaining shares of Diners Club Israel Ltd are held by Credit Cards for Israel Ltd. (51%), a subsidiary of Israel Discount Bank Ltd., and by Dor Alon Energy In Israel (1988) Ltd. (12.25%) (through a subsidiary). As of the date of this Annual Report, the right of the Company to participate in the income of Diners Club Israel in connection with credit card activities outside the Loyalty Plan is subject to the satisfaction of various conditions. See “Item 7. Major Shareholders and Related Party Transactions - B. Related Party Transactions” for information with respect to our rights as a shareholder of Diners Israel.

(7)
Hyper Hyper holds its interest in this company through a wholly owned subsidiary, which holds a 33% equity interest in Radio Non-Stop Ltd. The remaining interests are held by unaffiliated entities. In 2007, Radio Non-Stop Ltd., won the tender for a renewal of the franchise for regional radio broadcasting for four years (which may be extended without a tender for additional three four-year periods).

**	Including also a 50% interest in a 17,000 square meter shopping mall in Jerusalem owned by BSRE and a 50% interest in warehouses owned by BSRE covering approximately 22,000 square meters.

D. Property, Plants and Equipment.

As of December 31, 2007 we owned or leased (including through our subsidiaries) approximately 588,123 square meters of space. The following table provides certain details regarding the properties that we own and lease.

Properties	Number	Space (sq. meters) (1)
Total Existing Supermarket Stores
Owned (including long term lease from Israel Land Administration)	93	163,868
Leased under 5 years	34	23,370
Leased between 6-10 years	52	54,858
Leased over 10 years	62	111,433
	241	353,529
Stores in Development
Owned	-	-
Leased between 5-25 years	24	31,620
	24	31,620

Owned Office	1	9,245
Leased Offices	4	2,038
Owned Warehouses	3	25,991
Leased Warehouses	9	31,419
	17	68,873

Undeveloped Land (1)	19	82,708
Leased to Third Party (2) (3)	18	32,214
Unutilized Properties	12	19,179
	49	134,101

TOTAL	331	588,123

(1)	The figures in this table do not include building rights.
(2)	Including a 50% interest owned by BSRE in a 17,000 square meter shopping mall in Jerusalem, in which we operate a 5,000 square meter store.
(3)	Including a 50% interest owned indirectly by BSIP in a 7,100 square meter shopping mall in Be’er Sheva.

In 2008, we opened and plan to open approximately eight to ten additional supermarkets, totaling approximately 15,000 to 20,000 square meters of store space, in localities whose populations are currently under-served by supermarkets or in localities in which we do not have sufficient market presence. In addition, in 2008, we plan to convert approximately six to ten supermarkets stores into Mega In Town stores. In 2008, until June 20, 2008, we opened four supermarkets stores and converted one Mega In Town store to a Shefa Shuk store. In addition, we plan to continue to remodel some of our supermarkets to give them a more “upscale” orientation, offering improved product selection and increased focus on customer service. Remodeling typically includes the installation of new display fixtures, additional shelf space, specialty departments and checkout counters. Our experience has been that supermarket remodeling, which is conducted in each store every eight to twelve years, usually improves sales per square meter. We currently plan to spend more than NIS 280 million, or $72.8 million, on the acquisition and development of new supermarkets and the remodeling of our existing supermarkets through the end of 2008.

As part of a pilot program to examine the feasibility of establishing and operating gasoline stations on properties adjacent to our stores, in 2006, we began operating our first gasoline station on one of our properties. We plan to examine the establishing and operating of additional gasoline stations on our properties as part of this pilot program. We purchase our gasoline from the Dor Alon. See “Item 7. Major Shareholders and Related Party Transactions - B. Related Party Transactions”.

For further information regarding our real estate, including the transfer of the Company's real estate to BSRE, please see “Item 4. Information on The Company - B. Business Overview - Real Estate.”

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read together with “Item 3. Key Information - A. Selected Financial Data” and our consolidated financial statements and notes included elsewhere in this Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth in “Item 3. Key Information - D. Risk Factors.”

General

The year 2007 saw a continuation of Israel’s improved economic environment, as well as our growth reflected in steadily rising revenues. This resulted from an improved economy, intensified marketing, opening of new stores and the expansion of our non-food operation.

We believe that an important factor in the purchase decisions of a large portion of the Israeli public is the price of the products it purchases. At the same time, during the last few years, there has been an increase in sales made by the local neighborhoods and city centers stores (which have less of a focus on discount prices). Such increase may suggest a change in the buying patterns of a portion of the consumer market, i.e., preferring convenience and geographical proximity to the lower prices of supermarket stores. On the other hand, in 2007 we saw intensified price competition at our larger stores (which are located primarily outside residential areas) due to the expansion of private supermarkets in recent years and due to initiatives by Shufersal to improve its competitive position through its "Shufersal Deal" heavy discount format.

In August, 2007, we launched our “Mega In Town” format designed to bring a winning combination to customers: discount shopping to the neighborhood. The initiative included the conversion of over 100 of our existing SuperCenter and Mega stores to the new brand, together with a major media campaign. "Mega In Town”, is a discount supermarket brand designed to combine discount prices and convenience for neighborhood shoppers. In October 2007, we acquired approximately 51% of the holdings of Eden Briut Teva Market Ltd. ("Eden Nature"), which operates organic/health food supermarkets, to take advantage of the growing local demand for organic, natural and health food. As a result, we currently operate our supermarket stores under four brands: Mega, Mega in Town, Shefa Shuk and Eden Nature.

In planning the mix of our stores, we have taken a regional view, with the goal of bringing all four of our store brands within the shopping range of every Israeli consumer. As expected, the conversion of our neighborhood stores to a lower margin format has impacted our gross margins; however we were compensated by an increase in sales which resulted in an increase in total gross profit.

In 2007, private supermarkets continued to increase their market share and expanded their presence in selected areas in Israel (including by mergers and acquisitions), often geographically beyond their original locations, increasing competition in an already difficult market. Furthermore, during 2007 two private supermarkets chains became publicly held companies traded on the Tel Aviv Stock Exchange, as the result of which their capital base was increased. The low barriers of entry, including the relatively low cost of establishing a new private supermarket, have contributed to the increase in number and expansion of private supermarkets in recent years. These private supermarkets have been able to capture a significant part of the sales from the major chains in their areas by using lower cost non-unionized labor and having lower operating costs and, in some cases by operating on Saturdays and offering non-kosher food. Large supermarket chains in Israel, including us, are kosher and therefore do not offer non-kosher food or operate on Saturdays. We and other major chains have also responded to consumers’ focus on the price of products by establishing or expanding low-price and hard discount store formats.

During the third and fourth quarters of 2007, most of our suppliers raised the prices of various products they supply us, due to an increase in raw materials prices, which caused an increase in our costs. Price increases by our suppliers are generally not offset, fully or as quickly, by increases in our selling prices and revenues because of competitive pressures.

We are increasing the variety of products sold in our stores in three categories: “Fresh Food” items - such as bakery items, delicatessen, pastry, fresh meat and vegetables offered in specialty departments, “Non-Food” items - such as housewares, toys and infants products, entertainment and leisure products, small electrical appliances, computers and computers accessories and textile products, and “Near-Food” items - such as health and beauty aids, toiletries, cleaning products, paper goods and baby supplies. We are also looking to provide a diversified range of insurance and financial products to our customers to further increase the variety of products we offer to our customers.

We have increased and plan to continue increasing our investments in our "Fresh Food" specialty departments and the establishment of these departments in additional stores. During 2007, we completed the establishment of bakery departments in each of our Mega in Town stores.

“Non-Food” and “Near-Food” items generate more revenues per square meter than our food items and increase the portion of our customers’ shopping needs that are addressed in our supermarket stores. In addition, we have expanded our presence in “Non-Food” stand alone retail outlets. As part of this strategy:

•
In 2005 we acquired 50% of the holdings of Bee Group Retail Ltd (formerly known as “Hamachsan Hamerkazi Kfar Hasha’ashuim Ltd. (Central Warehouse/Toy Village)”) ("Bee Group"), a large retail franchiser in Israel of home textile, houseware, baby, and toys stores, and in April 2007 we increased to 60% our holdings of Bee Group.

•
In April 2007, we acquired, through Bee Group, approximately 85.79% of the holdings of Vardinon Textile Ltd., a company which imports, designs and distributes home textile products and accompanying accessories.

•
In October 2007, we acquired, through Bee Group, approximately 57.8% of the holdings of Naaman Porcelain Ltd. (51.5% on a fully diluted basis), one of Israel’s major branded houseware retailer and wholeseller, which imports and markets various houseware products, such as kitchen utensils, cutlery and dinner sets.

•
In January, 2008, we acquired from Issta Israel Ltd, ("Issta") a subsidiary of Issta Lines Ltd, Israel’s largest travel agency, 50% of "Nofesh Yashir" (direct vacation) enterprise, operating travel services through an internet portal and a travel services call center.

•	In addition, we sell over the counter pharmaceutical medical products to further expand the mix of goods sold in our stores.

Operating Results.

The following table sets forth certain statement of income data as a percentage of sales for the periods indicated:

	Year Ended December 31,
	2005	2006	2007
	%	%	%
Sales	100.00	100.00	100.00
Gross profit	25.9	26.1	26.5
Selling, general and administrative expenses	21.9	21.4	22.4
Operating income	4.0	4.7	4.3
Taxes on income	1.0	1.5	1.0
Minority interest in profit of subsidiaries, net	0.3	0.5	0.4
Net income	1.6	3.3	2.2

Year Ended December 31, 2007 compared with year ended December 31, 2006

Sales. Sales in 2007 were approximately NIS 6,982.4 million, or $1,815.5 million, an increase of approximately 7.2% compared with sales of approximately NIS 6,515.0 million in 2006. The growth in sales derived primarily from:

•	an increase of approximately NIS 376 million in connection with the addition of 17 supermarket stores in 2006 and 2007 and newly consolidated operations; and

•	an increase of approximately NIS 70 million in connection with the increase in Same Store Sales[1] .

[1]
The percentage in same store sales is the percentage change in sales of those stores that operated continuously during the entire reporting period of both the current year and that preceding it. Stores are not deemed to have operated continuously (and therefore not included as “same stores”) if such stores were permanently closed during the reporting period or the preceding period or were resized significantly during the period (including for renovation or expansion purposes). Store resizing is considered significant if it exceeds 5% or more of the store’s original size.

Gross profit. Gross profit in 2007 was approximately NIS 1,852.8 million, or $482 million, an increase of 8.9% compared with gross profit of approximately NIS 1,702.1 million in 2006. Out of this increase, approximately NIS 120 million was the result of increase in sales, and the remainder was a result of an increase of approximately 0.4% in gross margins to 26.5% in 2007 compared to 26.1% in 2006.

Revaluation of Investment Property. In compliance with Israeli GAAP Accounting Standard No. 16, which we have applied since January 1, 2007, the Company adjusted the value of its investment property to reflect their fair market value. In 2007, the Company recorded non-cash income of NIS 10.5 million (U.S. $2.7 million) in accordance with the Standard.

Selling, general and administrative expenses. Selling, general and administrative expenses in 2007 were approximately NIS 1,562.6 million, or $406.3 million, an increase of 11.9% compared with selling, general and administrative expenses of approximately NIS 1,396.9 million in 2006. This increase was mainly due to operating and marketing expenses in the amount of NIS 60 million associated with existing supermarket stores, and expenses in the amount of NIS 105 million associated with new stores and newly consolidated operations.

Operating income. Operating income in 2007 was approximately NIS 300.7 million, or $78.2 million, a decrease of 1.5% compared with approximately NIS 305.2 million in 2006, resulting in an operating margin for the year of 4.3% compared to 4.7% in 2006. The decrease in operating income reflects the increased operating expenses, mitigated by higher revenues and gross profit and the revaluation of investment property.

Financial expenses, net. Financial expenses, net in 2007, increased by 29.3% to approximately NIS 54.8 million, or $14.2 million, compared with financial expenses of approximately NIS 42.4 million in 2006. This change reflected an increase in the Israeli consumer price index and an increase in the Company's financial obligations, net, which was mitigated by a reduction of interest expenses due to lower principal amount of loans from banks.

Other income, net. Other income, net in 2007 was approximately NIS 3.3 million, or $0.9 million, compared with other income, net of approximately NIS 78.0 million in 2006. Our other income, net, in 2006, consisting primarily of: (i) the capital gains associated with the IPO of BSRE; (ii) the sale of a portion of the Company’s holdings in BSIP; and (iii) non-cash income recorded in compliance with Israel Accounting Standard No. 15- "Impairment of Assets".

Taxes on income. Taxes on income in 2007 were NIS 68.5 million, or $17.8 million, compared with approximately NIS 96.7 million in 2006. As a percentage of income before taxes on income, taxes on income decreased to approximately 27.5% in 2007, compared with 28.4% in 2006. The reduction was due to a decrease in a tax reserve provision. In addition, the Company’s nominal tax rate has been reduced in accordance with amendments to the Income Tax Ordinance enacted in July 2004 and August 2005. These amendments provide for a gradual reduction in the rate of corporate tax. For further information, see “Item 5. Operating and Financial Review and Prospects - Corporate Tax Rate” below.

Minority interest in profit of subsidiaries, net. Minority interest in profit of subsidiaries, net in 2007 was approximately NIS 30.8 million, or $7.9 million, a decrease of 2.4% compared with approximately NIS 31.6 million in 2006.

Net income. Net income in 2007 decreased by 29.7% to NIS 150.2 million, or $39.1 million (NIS 3.55 or $0.92 per ADS) (NIS 3.42 per fully diluted ADS), compared with a net income of approximately NIS 213.9 million in 2006 (NIS 5.46 per ADS) (NIS 4.92 per fully diluted ADS). Excluding the capital gains and other income for all periods, net income for 2007 increased by 5% compared to 2006.

Year Ended December 31, 2006 compared with year ended December 31, 2005

For purposes of the comparison of the financial results for 2006 with the financial results for 2005, figures in U.S. dollars are based on the representative exchange rate between the NIS and the dollar as published by the Bank of Israel for December 31, 2006.

Sales. Sales in 2006 were approximately NIS 6,515 million, or $1,542 million, an increase of approximately 12.4% (10.2% excluding sales by Bee Group) compared with sales of approximately NIS 5,797 million in 2005. The primary business reasons that contributed to the increase sales from NIS 5,797 million in 2005 to NIS 6,515 million in 2006 included:

•
an increase of approximately NIS 292 million in Same Store Sales[2]  related to success of the Company’s brand management strategies, including the restructuring of operations into three brands, the identification of the “return to the neighborhood” trend and the strengthening of discount brands, successful marketing, including pricing policies and attractive special offers, and the strengthening of Israel’s economy and the reduction in unemployment;

[2]
The percentage in same store sales is the percentage change in sales of those stores that operated continuously during the entire reporting period of both the current year and that preceding it. Stores are not deemed to have operated continuously (and therefore not included as “same stores”) if such stores were permanently closed during the reporting period or the preceding period or were resized significantly during the period (including for renovation or expansion purposes. Store resizing is considered significant if it exceeds 5% or more of the store’s original size.

•
an increase of approximately NIS 289 million related to ongoing expansion, including the opening of seven stores during the year, increasing the Company’s sales area by approximately 11,304 square meters, and renovations carried out throughout the chain; and

•
an increase of approximately NIS 137 million in respect of the consolidation of the financial results of Bee Group into the Company’s consolidated financial results for the entire 2006, as compared to consolidation of Bee Group financial results into the Company’s consolidated financial results for only the second half of 2005.

Gross profit. Gross profit in 2006 was approximately NIS 1,702.1 million, or $402.9 million, an increase of 13.6% compared with gross profit of approximately NIS 1,498.8 million in 2005. This increase in gross profit was due to higher revenues, pricing policies and improved supplier contract conditions. As a result the gross margin for 2006 increased to 26.1% from 25.9% in 2005.

Selling, general and administrative expenses. Selling, general and administrative expenses in 2006 were approximately NIS 1,396.9 million, or $330.6 million, an increase of 10% compared with selling, general and administrative expenses of approximately NIS 1,269.8 million in 2005. The primary business reasons that contributed to the increase in selling, general and administrative expenses included:

•
An increase of approximately NIS 85 million in connection with new activities such as new stores operation, launching the new “You” loyalty plan, and consolidation of the financial results of Bee Group into the Company’s consolidated financial results for the entire 2006, as compared to consolidation of Bee Group’s financial results into the Company’s consolidated financial results for only the second half of 2005; and

•
An increase of approximately NIS 42 million related to expenses generated from the increase in the Company’s ongoing operations, mainly in respect of an increase in wage expenses due to new positions and to the increase in the minimum wage.

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

Financial expenses, net. Financial expenses, net in 2006, declined by 28.8% to approximately NIS 42.4 million, or $10 million, compared with financial expenses of approximately NIS 59.5 million in 2005. This change reflected:

•
The effect of the year’s negative inflation of 0.29% on the CPI index known at the end of the year (hereinafter: "Known" CPI index), which decreased the financial expenses associated with its index-linked loans and debentures, compared with a 2.69% increase in the “Known” CPI index in 2005; and

•	Reduction in average level of debt due to the initial public offering of the BSRE in August 2006.

Other income, net. Other income, net in 2006 was approximately NIS 78.0 million, or $18.5 million, compared with other income, net of approximately NIS 0.7 million in 2005. The 2006 other income consisted primarily of the following:

•	A capital gain of approximately NIS 49 million recorded in the third quarter as a result of the IPO of BSRE in August 2006;

•
Non-cash income of approximately NIS 23 million recorded following the Company’s review of the carrying value of its assets in compliance with Israeli Accounting Standard No.15 - Impairment of Assets. The Company recorded a reversal of the impairment provisions due to the increase in the value of the Company’s properties and stores in light of the strengthening of the local real estate market, together with the Company’s increased sales and profitability.

•
A capital gain of approximately NIS 6 million recorded in the fourth quarter, reflecting the sale to the public of 0.73% of the shares of BSIP, a transaction undertaken to assure that the shares of BSIP would continue to be included in the Tel Aviv 100 (TA100) Index;

Taxes on income. Taxes on income in 2006 were NIS 96.7 million, or $22.9 million, compared with approximately NIS 58.5 million in 2005. As a percentage of income before taxes on income, taxes on income decreased to approximately 28.4% in 2006, compared with 35.7% in 2005. The reduction was due to a capital gain arising from the IPO of BSRE, which was not taken into account in computing tax expenses as it is the Company’s policy to hold this investment and not to realize it. In addition, the Company’s nominal tax rate has been reduced in accordance with amendments to the Income Tax Ordinance enacted in July 2004 and August 2005. These amendments provide for a gradual reduction in the rate of corporate tax. For further information, see “Item 5. Operating and Financial Review and Prospects - Corporate Tax Rate” below.

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

The following table sets forth certain quarterly information.

	Net sales		Operating income
	NIS	Percentage of Full Year	NIS	Percentage of Full Year
	(In thousands)		(In thousands)
2007
First quarter	1,693,456	24.2%	80,502	26.8%
Second quarter	1,680,859	24.1%	74,232	24.7%
Third quarter	1,823,522	26.1%	68,591	22.8%
Fourth quarter	1,784,513	25.6%	77,406	25.7%

2006
First quarter	1,536,669	23.6%	65,962	21.6%
Second quarter	1,677,719	25.7%	84,839	27.8%
Third quarter	1,710,242	26.3%	83,222	27.3%
Fourth quarter	1,590,405	24.4%	71,183	23.3%

2005
First quarter	1,313,883	22.7%	52,757	23.0%
Second quarter	1,422,032	24.5%	58,709	25.6%
Third quarter	1,585,581	27.4%	59,177	25.8%
Fourth quarter	1,475,522	25.4%	58,404	25.5%

Exchange Rates

At December 31, 2007, the representative rate of exchange of the NIS to the dollar, as published by the Bank of Israel, was NIS 3.846 = $1.00. At May 31, 2008, the representative rate of exchange of the NIS to the dollar, as published by the Bank of Israel, was NIS 3.233 = $1.00. The table below sets forth, for the periods and dates indicated, certain information concerning the representative exchange rate of the NIS to the dollar, as published by the Bank of Israel for the years ended December 31, 2003 through 2007:

Year Ended December 31,	Period End	Average Rate(1)	High	Low
		(NIS per $1.00)

2003	4.38	4.55	4.92	4.28
2004	4.31	4.48	4.63	4.31
2005	4.60	4.49	4.74	4.30
2006	4.30(2)	4.46	4.73	4.18
2007	3.85(2)	4.11	4.34	3.81

(1) The average of the daily exchange rates in each year.
(2) During 2006 and 2007, the US dollar depreciated in value vis-à-vis the NIS by 8.2% and 8.97%, respectively.

The following table sets forth certain information concerning the representative exchange rate of the NIS to the dollar, as published for the months December 2007 through May 2008:

Month	Period End	Average Rate(1)	High	Low
		(NIS per $1.00)
December	3.85	3.90	4.01	3.84
January	3.63	3.75	3.86	3.63
February	3.64	3.61	3.66	3.58
March	3.55	3.51	3.66	3.38
April	3.43	3.52	3.64	3.43
May	3.23	3.38	3.46	3.23

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

Political Conditions

We and all of our subsidiaries are incorporated under Israeli law and our principal offices and operations are located in the State of Israel. Political, economic, security and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying from time to time, in intensity and degree, has led to security and economic problems for Israel. Israel signed a peace treaty with Egypt in 1979 and a peace treaty with Jordan in 1994. Israel has not entered into any peace agreement with Syria and Lebanon. Since October 2000, hostilities between Israel and the Palestinians, including the Palestinian Authority, have substantially increased, and most recently, the establishment of a Hamas government in Gaza has created additional unrest and uncertainty in the region. These hostilities include terrorist acts in Israel and military operations in the West Bank and Gaza. Those hostilities had a negative effect on the Israeli economy. In July 2006, a conflict with Hezbollah escalated significantly on Israel’s northern border. These hostilities have since ceased. The future effect of hostilities on the Israeli economy and our operations is unclear.

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

Economic Conditions

All of our supermarket sales are made in Israel and a substantial majority of the goods that we sell are grown, manufactured or processed in Israel. Consequently, our financial performance is dependent to a significant extent on the economy of Israel. During 2002, Israel’s Gross Domestic Product declined by 1.2%, while in 2003, 2004 2005, 2006 and 2007, it rose by 1.5%, 4.8%, 5.2%, 5.1% and 5.3%, respectively. The economic slowdown during 2001, 2002 and a portion of 2003 adversely affected our financial performance. We cannot be sure how any growth or decline in the Israeli economy will affect our financial performance. According to a recent forecast by the Bank of Israel, the growth in the Israeli economy will continue in 2008, but at a slower pace, and Israel’s Gross Domestic Product will rise by 3.2% in 2008.

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

Corporate Tax Rate

We are subject to income tax in Israel at the rate of 27% of our taxable income in 2008 (29% in 2007).

The income of the Company and its subsidiaries is taxed at the regular rate. Through December 31, 2003, the corporate tax rate was 36%. In July 2004, an amendment (No. 140) to the Income Tax Ordinance was enacted. One of the provisions of this amendment is that the corporate tax rate is to be gradually reduced from 36% to 30%. In August 2005, a further amendment (No. 147) was published, which makes a further revision to the corporate tax rates prescribed by Amendment No. 140. As a result of the aforementioned amendments, the corporate tax rates for 2004 and thereafter are as follows: 2004 - 35%, 2005 - 34%, 2006 - 31%, 2007 - 29%, 2008 - 27%, 2009 - 26% and for 2010 and thereafter - 25%.

Under the Inflationary Adjustments Law, carryforward losses are linked to the CPI. In February 2008, the Knesset (the Israeli parliament) passed a law according to which the provisions of Inflationary Adjustments Law will no longer apply to the Company in 2008 and thereafter. The repeal of the Inflationary Adjustments Law is not expected to affect the balance of deferred taxes at December 31, 2007.

For further tax information, see “Item 10. Additional Information - E. Taxation -Israeli Tax Considerations.”

Critical Accounting Estimates

We have prepared our 2007 annual consolidated financial statements in conformity with accounting principles generally accepted in Israel (Israeli GAAP) and include reconciliation to accounting principles generally accepted in the United States. Commencing on January 1, 2008, we will prepare our consolidated financial statements based on International Reporting Financial Standards, or IFRS. As to the effect of the adoption of IFRS on our balance sheets as of January 1 and December 31, 2007, and our statement of operations for the year ended December 31, 2007, see note 20 to our annual financial statements.

In December 2007, the Securities and Exchange Commission issued a final rule allowing foreign private issuers ("FPI") to file financial statements with the SEC in accordance with IFRS as issued by the International Accounting Standards Board without reconciliation to US GAAP. We are currently considering omitting the reconciliation from IFRS to US GAAP in future filings.

In preparing our 2007 annual financial statements in conformity with Israeli GAAP, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. To fully understand and evaluate our reported financial results, we believe it is important to understand the following estimates and judgments we use in applying our accounting policies:

Impairment of Assets

We apply Accounting Standard No. 15, “Impairment of Assets”. The Standard prescribes the accounting treatment and disclosure for impairment of assets. The Standard requires a periodic review to evaluate the need for a provision for the impairment of the Company’s non-monetary assets - property, plant and equipment and identifiable intangibles, including goodwill, as well as investments in associated companies. According to the Standard, if there is any indication that an asset may be impaired, we determine if there has been an impairment of the asset by comparing the carrying amount of the asset to its recoverable amount. Recoverable amount is defined as the higher of an asset’s net selling price and its value in use. Value in use is the present value of estimated future cash flows expected to be generated by the continuing use of an asset and by its disposal at the end of its useful life. If the carrying amount of an asset in the balance sheet exceeds its recoverable amount, an impairment loss should be recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount. The impairment loss is carried directly to statements of operations. Where indicators present that beneficial events have occurred or beneficial changes in circumstances have taken place, the impairment provision in respect of the asset (other than goodwill) may be cancelled or reduced in the future, so long as the recoverable value of the asset has increased, as a result of changes in the estimates previously employed in determining such value.

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

The results of impairment tests are subject to management’s estimates and assumptions of projected cash flows, operating results and the discount rate to be used in discounting projected cash flows. We estimate future cash flows based on our experience and knowledge of the market in which the stores are located. However, these estimates project cash flow several years into the future and are affected by variable factors such as inflation, the strength of the real estate markets and economic conditions. A change in assumptions or market conditions could result in a change in estimated future discounted cash flows and the likelihood of materially different reported results.

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

Revaluation of Investment Property

Commencing January 1, 2007, we apply Israel Accounting Standard No. 16 - “Investment Property" ("Standard 16"), which prescribes the accounting treatment applicable for investment property. The standard sets provisions for the recognition, measurement and disclosure required for investment property in the financial statements. Investment property is property held to earn rentals or for capital appreciation or both, rather than for use in the production or supply of goods or services, or for administrative purposes or for sale in the ordinary course of business.

Pursuant to the provisions of Standard 16, the accounting treatment of investment property in the financial statements of the Company is as follows:

Investment property is initially measured at cost. The cost of an investment property comprises its purchase price and other directly attributable expenditures. If payment for investment property is deferred, its cost is the cash price equivalent the Company recognizes the difference between this amount and total payment as interest expense over the period of credit.

The Company is accounting for its investment property in accordance with the fair value model, commencing the date in which the standard became effective. Accordingly, investment property is presented at fair value, which reflects market conditions at balance sheet date. The difference between the fair value of the investment property as of January 1, 2007 and its amortized cost at that date was carried to retained earnings. Differences arising from changes in the fair value of the investment property, commencing January 1, 2007, are carried to the statements of operations.

The appraisal of the investment property was determined by "O. Haushner Civil Eng. & Real Estate Appraisal Ltd.", an independent qualified appraiser, who is a member of the Real Estate Appraisers Association in Israel and was based on current prices in an active market of similar property, of similar location and similar condition and based on the discounted forecasts and cash flows expected to arise from the assets (except for a single asset in which the Company holds 50%, the value of which was appraised based on a transaction between the partner in the asset and a third party in 2007). The discount rates taken into account in the appraisal are 8% - 8.5% per year, and they are determined by taking into account the nature of the lessee and the types of the assets.

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

Compensation for Unutilized Sick Leaves

We record as an expense in the financial statements our employee’s unutilized sick leaves. These expenses are recorded in the financial statements based on actuarial calculations, which take into account a variety of factors, including retirement age and interest rates.

Tax Uncertainties

 The provisions for tax exposures in our financial statements are determined by the Company based on advice we receive from legal counsel as to the estimated tax exposure. Although we believe that our estimates are reasonable and that we considered future taxable income and ongoing prudent feasible tax strategies in estimating our tax outcome, we cannot assure that the final tax outcome will not be different than those which are reflected in our historical income tax provisions and accruals. Such differences could have a material effect on our income tax provision, net income and cash balances in the period in which such determination is made.

We apply under Israeli GAAP, uncertainty in income taxes like any other loss contingencies (a provision is recognized when it is probable that a liability had been incurred and the amount of loss can be reasonably estimated).

According to U.S. GAAP, we adopted on January 1, 2007, FASB Interpretation No. 48 ("FIN No. 48"), Accounting for Uncertainty in Income Taxes, which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes". FIN No. 48 prescribes a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon examination. If the tax position is deemed "more-likely-than-not" to be sustained, the tax position is then measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement under tax on income.

Critical Accounting Policies

For information on critical accounting policies pronouncements in Israel and in the United States, see notes 2 and 21a to our consolidated financial statements.

Recently issued accounting pronouncements in Israel and in the United States

For information on recently issued accounting pronouncements in Israel and in the United States, see notes 2z and 21c to our consolidated financial statements.

Liquidity and Capital Resources

Sources and Uses of Cash

Sources.

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

Cash generated by operations was approximately NIS 292 million in 2007, an increase of 8.2% compared with approximately NIS 270 million in 2006. This increase in cash generated by operations in 2007 was mainly due to the timing of receipt by the Company of interest on short-term deposits offset by a change in the payment dates to suppliers in the end of 2007 as opposed to payment dates at the end of 2006.

Cash generated by operations was approximately NIS 270 million in 2006, an increase of 29% compared with approximately NIS 210 million in 2005. This increase in cash generated by operations in 2006 was mainly due to an increase in the net profit not taking into account non-cash income of approximately NIS 78 million (resulting from the initial public offering of BSRE and from a reversal of the impairment provision of the Company's assets in compliance with Israeli Accounting Standard No.15 - Impairment of Assets).

In 2007, approximately 35% of our supermarket sales were paid for with cash, checks and gift certificates issued by the Company at the point-of-sale, approximately 62% of supermarket sales were paid for with credit cards and approximately 3% of supermarket sales were paid for with other short-term credit arrangements.

During 2007, the average time period that we held inventory was 30 days and the average time period within which our accounts receivable were paid was 32 days. By contrast, as of such date the average time period for payment of our accounts payable was 58 days. Accordingly, increased capital resources are not required to support an increase in our receivables or inventories because we generally sell our products before we pay our suppliers.

Other sources of liquidity are long-term and short-term borrowing from banks. During 2007, we received long-term borrowings of NIS 269 million, or $70 million from banks and other financial institutions and repaid long-term borrowings in the amount of NIS 215 million, or $56 million.

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

In 2003, we issued NIS 400 million in aggregate principal amount of unsecured 5.9% convertible and nonconvertible debentures with installments of principal on the convertible debentures due in 2007, 2009 and 2011 and installments of principal on the nonconvertible debentures due in 2012, 2013 and 2014. During 2007, we repaid convertible debentures in the amount of NIS 17 million, or $4 million. As of June 15, 2008, the remaining principal balance of the NIS 200 million convertible debentures was approximately NIS 33.5 million.

Uses.

During 2007, we repaid NIS 232 million, or $60 million, in long-term borrowings (including convertible debentures).

In recent years, we funded our renovation, remodeling and expansion programs primarily from cash generated by our operations and from long and short-term loans from banks. During 2007, we invested approximately NIS 258 million, or $67 million, in fixed and other assets, in the development of new stores and in existing store renovation and remodeling, an increase of 88% compared with approximately NIS 137.4 million during 2006 which, in turn, represented an increase of 54.2% compared with approximately NIS 89.1 million during 2005. We currently plan to spend in excess of NIS 400 million, or $104 million for the development or acquisition of new supermarkets, the renovation and remodeling of our existing supermarkets and related investments through the end of 2008. We intend to finance our store development, renovation, modeling, expansion and acquisitions mainly from cash generated by our operations.

In January, 2008, we entered into an agreement with Issta Israel Ltd, ("Issta") a subsidiary of Issta Lines Ltd, Israel’s largest travel agency, to acquire 50% of Issta’s operated "Nofesh Yashir" (direct vacation) enterprise, operating travel services through an internet portal and a travel services call center, in consideration for US $250,000, or approximately NIS 1 million.

In October, 2007, we purchased (through Bee Group) 57.87% of the holdings of Naaman Porcelain (51.5% on a fully diluted basis) in consideration for approximately NIS 101 million or approximately $26.26 million.

In October, 2007, we purchased 51% of the holding of Eden Briut Teva Market Ltd. ("Eden Nature") in consideration for approximately NIS 22.5 million or approximately $5.85 million. In addition, under the agreement, (i) we provided Eden Nature with shareholder loans in the amount of NIS 47 million and (ii) we will provide all guarantees and financing required in connection with Eden Nature’s operations in the future, the repayment of existing shareholder loans in the amount of NIS 4.7 million and the payment of a bonus to Eden Nature’s CEO upon the satisfaction of various thresholds.

In April, 2007, we purchased (through Bee Group) 85.79% of the holdings of Vardinon Textile Ltd. in consideration for approximately NIS 38 million or approximately $9.88 million.

Dividends

The following table sets forth dividends paid by the Company from January 1, 2006 until the date of this Annual Report:

Date of payment	Amount per share	Total amount*
October 8, 2007	NIS 5.07 ($1.27)	NIS 220 million (approximately $55 million)
April 19, 2007	NIS 1.45 ($0.35)	NIS 60 million (approximately $14.7 million)
September 13, 2006	NIS 0.76 ($0.18)	NIS 30 million (approximately $6.8 million)
June 22, 2006	NIS 0.77 ($0.17)	NIS 30 million (approximately $6.7 million)
April 20, 2006	NIS 1.28 ($0.27)	NIS 50 million (approximately $10.9 million)
* In accordance with the representative rate of exchange of the NIS to the dollar as of the date of the payment of the dividend.

In addition to the dividends described above, the following dividends were paid by the Company from 2001 to 2005:

Year of payment	Amount per share	Total amount*
2005	NIS 2.29 ($0.51)	NIS 89 million (approximately $20 million)
2004	NIS 6.6 ($1.48)	NIS 253 million (approximately $56.7 million)
2003	NIS 7.71 ($1.72)	NIS 295 million (approximately $66.1 million)
2002	NIS 3.35 ($0.72)	NIS 128 million (approximately $27.3 million)
2001	NIS 1.29 ($0.31)	NIS 51.9 million (approximately $11.9 million)
* In accordance with the representative rate of exchange of the NIS to the dollar as of the date of the payment of the dividend.

Blue Square’s board of directors has resolved that we will not distribute dividends in any quarter if the ratio of our net financial obligations (as defined by S&P-Maalot, an Israeli rating agency) to EBITDA for any quarter exceeds 3.5 until June 30, 2006 or exceeds 3.0 thereafter. Blue Square’s board of directors also resolved that Blue Square would not distribute dividends in any quarter if the ratio of the unencumbered fixed assets (following depreciation) and investment property as set forth on our financial statements to financial obligations (as defined by S&P-Maalot) for a quarter is below 120%.

Dividends paid by BSIP from 2004 until the date of this Annual Report:

Date of payment	Amount per share	Total amount*
October 8, 2007	NIS 6.1 ($1.52)	NIS 200 million (approximately $50 million)
April 12, 2007	NIS 0.76 ($0.19)	NIS 25 million (approximately $5.9 million)
April 11, 2005	NIS 2.44 ($0.56)	NIS 80 million (approximately $18.6 million) **
May 30, 2004	NIS 12.21 ($2.68)	NIS 400 million (approximately $87.8 million)
* In accordance with the representative rate of exchange of the NIS to the dollar as of the date of the payment of the dividend.
** The dividend distribution required a court approval (which was granted on March 6, 2005) because the distribution did not meet the “profit test” under the Israeli Companies Law. The distribution was made from capital gains that were originally classified as a capital reserve that originated from a transaction in 1998 with a former controlling shareholder. Due to this transaction, the Company reclassified its share in this capital gain in the amount of NIS 44.9 million from a capital reserve (within additional paid in capital) to retained earnings.

Dividends paid by BSRE until the date of this Annual Report:

In August 2006, the board of directors of BSRE adopted a policy that BSRE will distribute dividends in each of years 2006 to 2008 in the amount of no less than 25% of the net profits of BSRE in such year. Such distributions are subject to the “profit test” under the Israeli Companies Law at the relevant dates and to other decisions of BSRE board of directors, including decisions designating a different use of BSRE's profits and/or a change in the BSRE dividend policy.

Date of payment	Amount per share	Total amount*
April 28, 2008	NIS 1.58 ($0.46)	NIS 19.7 million (approximately $5.7 million)
April 12, 2007	NIS 0.78 ($0.19)	NIS 9.7 million (approximately $2.3 million)
* In accordance with the representative rate of exchange of the NIS to the dollar as of the date of the payment of the dividend.

Short-Term Credit from Banks

The following table sets forth the principal terms of our short-term credit from banks and others:

	December 31
	2006	2007
	NIS in thousands

Short- term credit from banks	39,067	53,493

Current maturities of Long-term loans	172,085	84,371

	211,152	137,864

Long-Term Loans from Banks and other Financial Institutions

The following table sets forth the principal terms of our long-term loans from banks and other financial institutions:

	December 31		Annual
	2006	2007	Interest Rate
In Israeli currency -	NIS in thousands		%
Linked to the Israeli CPI	169,407	190,683	5.45(1)
Unlinked (2)	115,252	175,321
	284,659	366,004

Less - current maturities	172,085	84,371
	112,574	281,633
(1) Weighted average rate as of December 31, 2007.
(2) As of December 31, 2007, includes NIS 66 million at variable interest (average annual rate as of December 31, 2007 - 5.18%, for the major part of these loans, based on prime minus 0.32%). The balance of approximately NIS 109 million is at a fixed annual interest rate of 6.92%.

Debentures

The following table summarizes outstanding debentures in 2006 and 2007 of the Company and our 80% subsidiary, BSRE:

	December 31
	2006	2007
	NIS in thousands
Convertible debentures:
Issued by the Company	160,544	34,984
Issued by BSRE	107,956	108,174
	268,500	143,158

Less - current maturities	53,706	-
	214,794	143,158

Other debentures:
Issued by the Company	203,679	209,578
Issued by BSRE	623,879	633,108
	827,558	842,686

Less - current maturities	-	69,859
	827,558	772,827

Blue Square Debentures

In August 2003, we issued to institutional investors NIS 400 million in aggregate principal amount of unsecured 5.9% debentures, half of which (Series B) are currently convertible into our ordinary shares. All the debentures are linked (principal and interest) to the Israeli CPI, but in the event the Israeli CPI is less than the base index (index known at date of issuance), the amount of the debentures will not be adjusted below the base index. In 2007, convertible debentures (Series B) with a par value of approximately NIS 107,636 thousands were converted into 3,679,836 ordinary shares.

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

Blue Square Series B Debentures

The principal of the Series B Debentures is repayable in three equal annual installments on August 5 of each of the years 2007, 2009 and 2011, and the interest is payable semiannually. The Series B Debentures are convertible into our ordinary shares at a conversion ratio that is subject to adjustment in the event of distribution of bonus shares and cash dividends and the issuance of rights. As of May 31, 2008, each NIS 23.553 par value of debentures was convertible to one ordinary share of 1 NIS par value. This conversion ratio is after adjustment for cash dividends distributed from the date of issuance of the Series B Debentures until May 31, 2008. As of June 15, 2008, the remaining principal balance of the Series B Debentures was approximately NIS 33.5 million.

Other terms of the Blue Square Series A and Series B Debentures

The terms of the debentures (Series A and Series B) provide that in the event that our ordinary shares are delisted from trading on the TASE, and/or in the event that our ordinary shares are no longer held by the public and/or in the event that S&P-Maalot reduces our rating to BBB or lower, then within three months from one of the abovementioned events we, subject to the then prevailing law, will offer to acquire the debentures at a price equivalent to the price of debentures of the same type reflecting a return of 2.5% in excess of the return on Israeli Government debentures with an average life similar to the remaining average life of the debentures of that series as of the date of the offer, but in no event will the price exceed the adjusted carrying value of the debentures of that series. In June 2006, S&P-Maalot confirmed the “AA” rating on our debentures.

In addition, our rating from S&P-Maalot may be adversely affected by a change in the resolutions of our board of directors described under “- Dividends” above.

BSRE Debentures

Pursuant to a prospectus dated August 16, 2006, BRSE made an offering of 2,500,000 BRSE ordinary shares of NIS 1 par value each, together with NIS 100,000,000 par value of registered BRSE Series A debentures, which are convertible into BRSE ordinary shares, and NIS 650,000,000 par value of registered BRSE Series B debentures.

BSRE Series A Debentures

The BSRE Series A debentures are to be redeemed in four equal annual installments on August 31 of each of the years 2013 to 2016. The Series A debentures are linked (principal and interest) to the known Israeli CPI and bear interest at an annual rate of 6.25%, which is payable semiannually. The Series A debentures are convertible into BSRE ordinary shares from the date that they are first listed for trade on the stock exchange through August 16, 2016, except during the periods from August 17 through August 31 in each of the years 2013 to 2015. The conversion rate is subject to adjustments in the event of distribution of cash dividends. Until August 31, 2008, the conversion will be effected at the rate of NIS 96.83 par value of registered Series A debentures (following adjustments due to distributions of cash dividends) for each ordinary share of NIS 1 par value; after that date and through August 16, 2016, the conversion rate will be NIS 290.48 par value of registered Series A debentures (following adjustments due to distributions of cash dividends) for each ordinary share of NIS 1 par value.

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

For additional information on charges pertaining to the collateralized long-term loans, see note 12 to our consolidated financial statements.

Commitments for Capital Expenditures

As of December 31, 2007, we had entered into agreements for investments in fixtures, equipment and leasehold improvements in the total amount of NIS 71 million, or $18.5 million. We intend to finance these investments from cash generated by our operations and from loans from banks or other financial institutions.

C. Research and Development, Patents and Licenses.

Not applicable.

D. Trend Information.

We estimate that growth opportunities for supermarkets in Israel remain as more households increase purchasing of supermarket goods at supermarkets rather than smaller grocery stores, mini-markets and open-air markets. Based on A.C. Nielsen and on data published by the Israeli Central Bureau of Statistics of the retail sales of food, drinks and tobacco in Israel, we estimate that approximately 38% of the total retail sales of food, beverages and tobacco in Israel in 2007 was made by the two large chains and approximately 48% of the estimated retail sales made by supermarkets, groceries and mini-markets in Israel in 2007 was made by the two large chains - a percentage that is considerably lower than the estimated market shares prevailing in Europe and the United States.

Accordingly, we believe that there is an opportunity for us to grow correspondingly with the general growth of the supermarket sector in Israel.

The food retailing industry has been subject to increased competition in recent years. As a result of the 2005 merger between Shufersal and ClubMarket, we now face a major competitor, many of whose stores are characterized by the every day sale of products at low prices. Based on A.C. Nielsen, we estimate that Shufersal's market share was approximately 37.5% of the bar-coded market in Israel in 2007, as opposed to our own approximately 23.9% share of the bar-coded market in 2007.

In addition, as a result of consumers’ focus on the price of products, we and other major chains have established or expanded low-price and hard discount store formats. Also, In 2007, very low-priced private supermarkets continued to increase their market share and expanded their presence in selected areas in Israel (including by mergers and acquisitions), often geographically beyond their original location. Furthermore, during 2007 two private supermarkets chains became publicly held companies traded on the Tel Aviv Stock Exchange, as the result of which their capital base was increased. The increased competition has led to increased downward pressure on prices.

During the last few years, there was also an increase in sales made by the local neighborhoods and city centers stores (which have less of a focus on discount prices). Such increase may suggest a change in the buying patterns of a portion of the consumer market, i.e., preferring convenience and geographical proximity to the lower prices of supermarket stores.

In response to these two trends, in August 2007, we launched our Mega In Town brand to offer discount prices in neighborhood stores.

In the past few years, we have witnessed a global trend of supermarkets specializing in organic and health products. In response to this trend, we purchased Eden Nature, which operates the only Hypermarkets in Israel offering organic/health products. We intend to open eight to ten additional Eden Nature stores until 2010.

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

In 2007, we opened eight new stores to compete in selective areas in which we did not believe we had sufficient market presence, and we converted one Mega In Town store and one Mega store into two Shefa Shuk stores (in addition to the conversion of over 100 existing SuperCenter and Mega stores to the new brand “Mega In Town”). In addition, we plan to continue to remodel some of our supermarkets to give them a more “upscale” orientation, offering improved product selection and increased focus on customer service.

In 2008, we plan to open approximately eight to ten additional supermarkets, totaling approximately 15,000 to 20,000 square meters of store space, in localities whose populations are currently under-served by supermarkets or in localities in which we do not have sufficient market presence. In addition, in 2008, we plan to convert approximately six to ten supermarkets stores into Mega In Town stores. In 2008, until June 30, 2008, we opened four supermarkets stores.

In 2008, we are taking action to further increase our market share of “Non-Food” and “Near-Food” products and to offer a wider selection of these products to consumers in our stores with the goal of increasing the portion of our customers’ overall shopping needs that are addressed in our stores.

In addition, we intend to continue our expansion into our stand alone Non-Food stores. As part of this strategy, in 2007, we acquired (through our subsidiary Bee Group Retail Ltd.) the controlling interest in Vardinon Textile Ltd (home textile chain), and the controlling interest in Naaman Porcelain Ltd (houseware chain) .

In 2008, we are also taking action to increase the variety of “Fresh Food” items - such as bakery items, delicatessen, pastry, fresh meat and vegetables offered in specialty departments. We plan to increase our investments in our “Fresh Food” specialty departments and the establishment of these departments in additional stores.

E. Off-Balance Sheet Arrangements. None

F. Tabular Disclosure of Contractual Obligations.

The following table sets forth certain information concerning our obligations and commitments to make future payments under contracts, such as debt and lease agreements:

	Expected Maturity (NIS in thousands)
	2008	2009	2010	2011	2012	From 2013 and thereafter	Total

Long term loans from banks (1)	84,371	90,083	55,863	39,583	96,104	-	366,004
Non-Convertible Debentures issued by the Company (2) (3)	69,859	-	46,573	-	31,049	62,097	209,578
Convertible Debentures issued by the Company (2) (4)	-	17,492	-	17,492	-	-	34,984
Non-Convertible Debentures issued by BSRE (5) (6)	-	-	-	-	-	633,108	633,108
Convertible Debentures issued by BSRE (5) (6)	-	-	-	-	-	108,174	108,174
Non-cancelable Long term leases	148,637	147,036	160,988	115,646	106,962	313,941	993,210
Total contractual cash obligations	302,867	254,611	263,424	172,721	234,114	1,117,320	2,345,058

(1)
The table above does not include payments of interest on our long-term loans because the actual interest payments on most of the loans are dependent on variable parameters, such as changes in the Israeli CPI, variable interest rates or foreign currency rates which cannot be predicted at the date of this report. Without taking into account any changes in the Israeli CPI or changes in foreign currency rates and assuming the relevant variable interest rate will remain at its level as it was as of December 31, 2007 (5.18% per annum), interest payments on the long-term loans (in thousands) would be NIS 20,124 in 2008, NIS 15,555 in 2009, NIS 10,997 in 2010, NIS 8,174 in 2011, NIS 5,848 in 2012 and NIS 12,560 in 2013 and thereafter.

(2)
These debentures bear interest at an annual rate of 5.9% and are linked (principal and interest) to the Israeli CPI, but in the event the Israeli CPI is less than the base index (index known at date of issuance), the amount of debentures will not be adjusted below the base index. Without taking into account any changes to the Israeli CPI, interest payments on the Non-Convertible Debentures (in thousands) would be NIS 12,365 in each of the years 2008 to 2012, and NIS 18,548 in 2013 and thereafter. Without taking into account any changes to the Israeli CPI, based on the principal amount of the Convertible Debentures as of December 31, 2007 and assuming no additional conversion of debentures, interest payments on the Convertible Debentures (in thousands) would be NIS 2,064 in 2008 and in 2009, and NIS 1,032 in 2010 and in 2011. The table above does not include payments of interest on our debentures because the actual interest payments on these debentures will depend on changes in the Israeli CPI, which cannot be predicted at the time of this report.

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

(4)	Under the terms of these debentures, the principal is repayable in three equal installments on August 5 of each of the years 2007, 2009, and 2011.

(5)
The Non-Convertible Debentures and the Convertible Debentures bear interest at an annual rate of 4.7% and 6.25%, respectively, and are linked (principal and interest) to the Israeli CPI, but in the event the Israeli CPI is less than the base index (index known at date of issuance), the amount of debentures will not be adjusted below the base index. Without taking into account any changes to the Israeli CPI, interest payments on the Non-Convertible Debentures (in thousands) would be NIS 29,756 in each of the years 2008 to 2013, NIS 22,317 in 2014, NIS 14,878 in 2015, and NIS 7,439 in 2016. Without taking into account any changes to the Israeli CPI, based on the principal amount of the Convertible Debentures as of December 31, 2007 and assuming no additional conversion of debentures, interest payments on the Convertible Debentures (in thousands) would be NIS 6,761 in each of the years 2008 to 2013, NIS 5,071in 2014, NIS 3,380 in 2015, and NIS 1,690 in 2016. The table above does not include payments of interest on our debentures because the actual interest payments on these debentures will depend on changes in the Israeli CPI, which cannot be predicted at the time of this report.

(6)	The principal is repayable in four equal annual installments on August 31 of each of the years 2013 to 2016.

*	The table above does not include severance payment obligations because the actual severance payments will depend on the dates of payment, which cannot be predicted at the time of this report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management.

The following table lists the name, age and position of the directors and senior management of Blue Square and an officer of one of our subsidiaries as of May 31, 2008.

Name	Age	Position
David Wiessman (1)	53	Chairman of the Board of Directors
Yitzhak Bader	62	Director
Shlomo Even	51	Director
Diana Bogoslavsky	49	Director
David Alphandary (2) (3)	73	Director
Uzi Baram (1) (2) (3)	71	Director
Avinadav Grinshpon	36	Director
Ron Fainaro	41	Director
Avraham Meiron (2)	69	Director
Zeev Vurembrand	57	President and Chief Executive Officer
Uri Falach	51	Chief Operating Officer; Vice President for Trade
Zeév Stein	55	Chief Executive Officer of Blue Square Real Estate Ltd.
Dror Moran	40	Vice President and Chief Financial Officer
Ilan Buchris	56	Vice President for Planning and Maintenance Division
Elli Levinson Sela	41	General Counsel and Corporate Secretary
Moshe Shatz	60	Head of Human Resources Division
Oren Lahat	60	Head of Real Estate Development Division
Odelia Levanon	45	Head of Information Technology Division
Shay Lifshitz	54	Head of Trade Headquarters
Shai Almog	42	Head of Marketing Division
Eliezer Gayer	51	“Mega In Town” Manager
Rafi Masiach	49	“Mega” and “Shefa Shuk” Manager
Dany Magen	64	Head of Supply Chain Division

(1) Member of the Compensation Committee.
(2) Member of the Audit Committee.
(3) External directors.

David Wiessman has served as Chairman of our board of directors from November 15, 2005 and as the Vice Chairman of our board of directors from June 2003. Mr. Wiessman is also the Chairman of the board of directors of BSIP from March 12, 2007 and the Chairman of the board of directors of BSRE from December 21, 2005. In addition, Mr. Wiessman is currently the President and Chief Executive Officer of Alon Israel Oil Company Ltd. and President and Joint Executive Chairman of Dor Alon Energy In Israel (1988) Ltd., Chief Executive Officer of Bielsol Investments (1987) Ltd., Chairman of the board of directors of Alon Retail, Executive Chairman of Alon U.S.A. Energy, Inc., Director of Rosebud Real Estate Ltd., and holds director and/or officer positions in other companies affiliated with the foregoing Alon entities, both in Israel and the United States. In addition, Mr. Wiessman also serves as a director in other companies not affiliated with Alon Israel Oil Company Ltd., or with Alon USA Inc. Mr. Wiessman is a member of the Compensation Committee of Blue Square.

Yitzhak Bader has served as our director from June 2003. Mr. Bader is currently Chief Executive Officer of Granot, a purchasing organization of the kibbutzim. He is also Chairman of the board of directors of Alon Israel Oil Company Ltd. and Joint Chairman of Dor Alon Energy In Israel (1988) Ltd., and a director in Alon Retail, BSIP, Dor Gas Ltd., Dor Alon Operating Service Stations Ltd., Dor Alon Gas Technologies Ltd., Alon USA Energy, Inc., Alon USA Operating, Inc., Alon USA GP, LLC, Alon USA Capital Inc., Alon Assets Inc., Alon USA Inc., BSRE, Pizza Hut Israel (2002) Limited Partnership, Pri-Gat Ltd., Rimon Counseling and Management Services Ltd., Meiram Water and Infrastructures Ltd., entities under control of Granot, and One Technologies Software (ASD) Ltd.

Shlomo Even has served as our director since June 2003. Mr. Even is currently an accountant and partner of the accounting firm of Tiroshi Even, and a director of Super Sol Bielsol Investments Ltd., Alon Israel Oil Company Ltd., Dor Alon Energy In Israel (1988) Ltd., Rosebud Real Estate Ltd., Alon Dor Operating Service Stations Ltd., and other companies.

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

David Alphandary has served as our external director since March 2006. He currently serves as an independent consultant to the retail industry. From 1991 to 1999, Mr. Alphandary served as President and Chief Executive Officer of Shufersal Ltd. and from 1982 to 1991 as Vice President to Shufersal. From 1976 to 1982, Mr. Alphandary served as President of Carmel Carpeting Industry in Ceasaria, Israel. He currently serves as a director of Yafora Tavori Ltd. Mr. Alphandary holds a degree in Public Administration from the Hebrew University in Jerusalem. Mr. Alphandary is a member and the Chairman of the Audit Committee of Blue Square.

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

Avinadav Grinshpon has served as our director since January 2008. Mr. Grinshpon currently serves as Chief Executive Officer of Memorand Management (1998) Ltd. and several other companies controlled by Lev Levayev (the controlling shareholder of Africa Israel Group), as well as director in several companies in the Africa Israel Group, which holds a controlling interest in Blue Square, through its holdings in Alon Israel Oil Company Ltd. Prior to that he served as Chief Financial Officer of Memorand Management (1998) Ltd. Mr. Grinshpon is a CPA, and holds a B.A. degree in Business Administration and Accounting from the College of Management.

Ron Fainaro has served as our director since November 2007. Mr. Fainaro is the Chief Financial Officer of Africa Israel Ltd., as well as a director of various Africa Israel subsidiaries. From 2005 to 2007 he served as Executive Vice President and CFO of Ectel Ltd. From 2004 to 2005, he served as CFO and VP Finance of Tecnomatix Technologies Ltd. (WW Electronics and Shopfloor Divisions and the America Operation) and from 2001 to 2003 he served as CFO and VP Finance of Tecnomatix Unicam Inc. Mr. Fainaro is a CPA and holds a B.A. degree in Accounting from Tel Aviv University and B.Sc. degree in Physics and Materials Engineering.

Avraham Meiron has served as our director and member of the audit committee since August 20, 2007. Mr. Meiron is currently an independent advisor and is a director in Discount Mortgage Bank Ltd., member of the investments committee in Clal Finance group, and director in A.I. America Israel Investments Ltd. From June 2003 to November 2005 Mr. Meiron has served as a our Director, and until October 2005 as the Vice-President and CFO of Africa Israel Investments Ltd. Mr. Meiron also served as a director of Africa Israel’s subsidiaries, including Alon Oil Company group, the controlling shareholder of Blue Square. Mr. Meiron is a CPA and holds a degree in Accounting from the Hebrew University of Jerusalem.

Zeev Vurembrand has served as our Chief Executive Officer and President since March 2008. From September 2007 to February 2008, Mr. Vurembrand served as the Deputy to the Chief Executive Officer of The Phoenix Holding Ltd., and as the Chief Executive Officer of the Phoenix Investment and Finance Ltd. From 2002 to 2007 Mr. Vurembrand served as the Chief Executive Officer (and as the Chairman of the board of directors of various subsidiaries) of the General Health Services Group. Mr. Vurembrand also serves as a director and the chairman of the balance sheet committee of Israel Discount Bank Ltd., and as a director in U-Bank in Israel. Mr. Vurembrand holds a B.Sc. degree in Industrial Engineering and Management from the Technion (the Israeli Institute of Technology).

Uri Falach has served as our Vice President for Trade since December 2003 and as our Chief Operating Officer since January 2008. From January 2008 until March 2008, Mr. Falach served as our Acting Chief Executive Officer. Mr. Falach holds an MBA degree in Business Administration from the University of Darby. From 1994 until 2003 Mr. Falach served as manager of the agricultural production and was responsible for all the chain of supply of the agricultural production to Blue Square’s stores.

Zeév Stein has served as the Chief Executive Officer of Blue Square Real Estate Ltd., since July 2006. Mr. Stein is currently also the Deputy to the Chief Executive Officer of Dor Alon Energy In Israel (1988) Ltd. (25% of his working time) and also serves as a director in various companies affiliated with Alon Group. Until December 2004, Mr. Stein served as Vice President of Planning and Development in Alon Israel Oil Company Ltd. Mr. Stein holds a B.Sc. degree in Civil Engineering and a degree in Architecture and Urban Design Planning from the Technion (the Israeli Institute of Technology) in Haifa.

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

Elli Levinson-Sela, Adv. has served as our General Counsel and Corporate Secretary since February 2006. Prior to joining us, Mr. Levinson-Sela had more then 13 years of experience in private legal practice of commercial, corporate and civil law. He holds a LL.B. degree (with honors) from the Hebrew University in Jerusalem and is a member of the Israeli Bar Association.

Moshe Shatz has served as our head of the Human Resources Division since November 2003. Mr. Shatz served as a Vice President of Human Resources and Administration in the Tel-Aviv Municipality from 1999 until today. From 1993 to 1998, he served as the manager of personnel and administration division of UMI - Universal Motors Israel Ltd. Mr. Shatz holds a B.A. in Political Science from Bar Ilan University.

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

Shay Lifshitz has served as our Head Trade Headquarters since June 1, 2004. Prior to that since 1999, Mr. Lifshitz served as Assistant to CEO. Mr. Lifshitz holds an MBA degree in Strategic Management from Hebrew University and a B.A. in Economic and Business Administration from Bar Ilan University.

Shai Almog has served as our Head of Marketing Division since June 10, 2008. Prior to that, Mr. Almog served as Head of Marketing and Customers Relations in Clalit Health Services Ltd., from 2003 to 2008, and as Head of Coordination Division and CEO Consultant from 2001 to 2003. Mr. Almog holds a B.A. degree in Economic and Management and an MBA degree, both from the Bar Ilan University.

Eliezer Gayer has served as our “Mega In Town” Manager since September 2005. From November 2004 to September 2005, Mr. Gayer served as the then “Super Center” Operation Manager in the Company, from 1999 to 2004, he served as a District Manager, from 1995 to 1999 he served as a Regional Manager and from 1989 to 1995, he served as a store Manager.

Rafi Masiach has served as our “Mega” Manager since September 2005 and as our “Shefa Shuk” Manager since April 2008. From November 2004 to September 2005, Mr. Masiach served as a “Mega” Operation Manager, from 1999 to 2004, he served as a District Manager in the Company, from 1996 to 1999, he served as a Regional Manager, and from 1991 to 1996, he served as a store manager. Mr. Masiach holds a degree in Political Science and International Relations from the Israeli Defense Force College of Command and Headquarters.

Dany Magen has served as our Head of Supply Chain Division since November 2002. From 1997 until 2002, Mr. Magen served as a Manager of the Distribution and Logistic Center, and from 1989 until 1997, he served as the manager of the sales and distribution division of Unilever Israel.

Termination of Office

Shaul Gliksberg served as our director until November 2007. Erez Meltzer served as our director until December 2007. Yaakov Shalom Fisher served as our director and as the Chairman of the board of directors of BSIP until January 2007. Ron Hadassi served as our director until January 2007. Elisha Eitani served as our director until January 2007. Gil Unger served as our Chief Executive Officer and President until October 2007. Zeev Kalimi served as our Acting Chief Executive Officer until January 2008.Yehuda Porat served as our “Shefa Shuk” Manager until April 2007. Uri Kaminsky served as our “Shefa Shuk” Manager until March 2008.

Arrangements for the Election of Directors

As of June 15, 2008, Alon Retail owned approximately 70.65% of our ordinary shares. So long as Alon Retail continues to own beneficially more than 50% of our outstanding ordinary shares and voting power, it will be able to control the outcome of matters requiring shareholder approval, including the election of all Blue Square directors, other than Blue Square two external directors whose election, under the Israeli companies law, requires that at least one-third of the non-controlling shareholders who participate in the vote, vote for their nomination, or that the total number of shares of non-controlling shareholders voted against their nomination does not exceed one percent of the aggregate voting rights in the company.

B. Compensation.

The following table sets forth the aggregate compensation we paid or accrued on behalf of all persons who served as Blue Square directors or senior management for services they rendered Blue Square, for the year ended December 31, 2007. The table also includes compensation to individuals who cease to serve as directors or executive officers during the year.
	Salaries, fees, expenses, directors’ fees, commissions and bonuses (In thousands)	Pension, retirement and similar benefits (In thousands)
All directors, senior management and Acting Chairman as a group	$ 4,334	$ 556

During 2007 (and until April 2008), we agreed to pay to each director (including our external directors) other than the Chairman of the board of directors, the sum of NIS 45,415 per year and a meeting attendance fee of NIS 1,747, which amounts were equivalent to the amounts allowed to be paid to external directors of companies of comparable size under the second and third supplements to the Companies Regulations. Following a recent amendment to the Companies Regulations, in April 2008, we agreed to pay to each director (including our external directors and expert external directors) other than the Chairman of the board of directors, the sum of NIS 97,500 per year and a meeting attendance fee of NIS 3,660, which amounts are equivalent to the amounts allowed to be paid to external directors of companies of comparable size under the second, third and fourth supplements to the Companies Regulations. The fees referred to above will be adjusted from time to time based on changes to the Israeli Consumer Price Index in the same manner as the fees described in the Regulations are adjusted. The directors would also be entitled to reimbursement of expenses incurred by them in connection with their service as directors.

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

BSRE paid to its CEO, Mr. Zeev Stein, for the year 2007 a total payment which cost BSRE approximately NIS 1,420,000 (including an annual bonus). Under his employment agreement, Mr. Stein is entitled to a salary and customary fringe benefits, including a car lease and social benefits. In addition, Mr. Stein is entitled to severance compensation in excess of that which is required under law (200% of required severance in the case of dismissal and 175% of required severance in case of voluntary termination by Mr. Stein).

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

Under an amendment to the Companies Law, at least one of the external directors is required to have “financial and accounting expertise” and the other external director(s) are required to have “professional expertise”. Under regulations, a director having financial and accounting expertise is a person who, due to his or her education, experience and qualifications is highly skilled in respect of, and understands, business-accounting matters and financial reports in a manner that enables him or her to understand in depth the company’s financial statements and to stimulate discussion regarding the manner in which the financial data is presented. Under the regulations, a director having professional competence is a person who has an academic degree in either economics, business administration, accounting, law or public administration or an academic degree in an area relevant to the main business sector of the company or in a relevant area for the board position, or has at least five years experience in a senior management position in the business of a corporation with a substantial scope of business, in a senior position in the public service or a senior position in the field of the company’s business.

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

The initial term of an external director is three years and may be extended for one additional three-years term. Nevertheless, Regulations under the Israeli Companies Law provide that companies, like Blue Square (whose shares are listed for trading both on the Tel Aviv Stock Exchange and on the New York Stock Exchange), may appoint an external director for additional three-year terms, under certain circumstances and conditions. External directors may be removed only in a general meeting, by the same percentage of shareholders as is required for their election, or by a court, and in both cases only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to us.  Each committee of our board of directors is required to include at least one external director and our audit committee is required to include all of the external directors.

David Alphandary and Uzi Baram currently serve as Blue Square's external directors.

New York Stock Exchange Requirements

See “- Audit Committees - New York Stock Exchange Requirements” for a description of the independence requirements for audit committee members under applicable NYSE rules.

Audit Committees

Israeli Companies Law Requirements

Under the Israeli Companies Law, the board of directors of a public company must appoint an audit committee, comprised of at least three directors including all of the external directors, but excluding a:

•	chairman of the board of directors;

•	controlling shareholder or his relative; and

•	any director employed by or who provides services to the company on a regular basis.

The role of the audit committee is to examine flaws in the business management of ours, in consultation with the internal auditor and our independent accountants and suggest appropriate course of action in order to correct such flaws. In addition, the approval of the audit committee is required to effect specified actions and transactions with interested parties.

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

The independence requirements implement two basic criteria for determining independence: (i) audit committee members are barred from accepting any consulting, advisory or other compensatory fee from the issuer or an affiliate of the issuer, other than in the member's capacity as a member of the board of directors and any board committee, and (ii) audit committee members may not be an "affiliated person" of the issuer or any subsidiary of the issuer apart from his or her capacity as a member of the board and any board committee.

The Securities and Exchange Commission (“SEC”) has defined "affiliate" for non-investment companies as "a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified." The term "control" is intended to be consistent with the other definitions of this term under the Securities Exchange Act of 1934, as "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise." A safe harbor has been adopted by the SEC, under which a person who is not an executive officer, director or 10% shareholder of the issuer would be deemed not to have control of the issuer. The SEC has also provided certain limited exceptions for an audit committee member, who also sits on the board of directors of an affiliate to a listed issuer, so long as, except for being a director on such board of directors, the audit committee member otherwise meets the independence requirements for each entity.

As of May 31, 2008, David Alphandary, Uzi Baram and Avraham Meiron served as members of Blue Square's audit committee.

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

If the transaction is an extraordinary transaction, both the audit committee and the board of directors must approve the transaction. Under specific circumstances, shareholders approval may also be required. A director who has a personal interest in a matter, which is considered at a meeting of the board of directors or the audit committee, may not be present at this meeting or vote on this matter. If the majority of the directors have a personal interest in a matter, a director who has the personal interest in this matter may be present at this meeting or vote on this matter, but the board of directors decision requires the shareholder approval.

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

Exemption, Insurance and Indemnification of Directors and Officers

Office Holder Exemption

Under the Israeli Companies Law, a company may not exempt an office holder from liability with respect to a breach of his duty of loyalty, but may exempt in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care (except in connection with a distribution made by the company) if so provided in its article of association. Blue Square’s Articles of Association so provides.

Following approval by our audit committee and board of directors, on June 12, 2008 our shareholders approved- a resolution exempting the Company's directors and officers, including any of the Company's controlling shareholders who serve as directors or officers of the Company, to the fullest extent permitted by law, from liability towards the Company with respect to any damage caused or that will be caused to the Company by its directors and officers as a result of a breach of their duty of care toward the Company or following a bona fide action taken by them in the connection with their position in the Company, including actions taken while serving as directors or officers in another company, in connection with their position in the Company.

BSRE had previously approved a prospective (in advance) exemption to BSRE's directors and officers from liability for damage resulting from a breach of his duty of care towards BSRE in connection with actions taken in good faith in their capacity as a director and/or officer of BSRE or in their capacity as an officer of another company at the request of BSRE.

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

Indemnification of Office Holders

The Israeli Companies Law provides that a company may indemnify an office holder for the following liabilities or expenses imposed on him as a result of an act performed in his capacity as an office holder of the company, provided the company's articles of association include the following provisions with respect to indemnification:

•
a provision authorizing the company to indemnify an Office Holder for future events with respect to a monetary liability imposed on him in favor of another person pursuant to a judgment (including a judgment given in a settlement or an arbitrator’s award approved by the court), so long as such indemnification is limited to types of events which, in the board of directors' opinion, are foreseeable at the time of granting the indemnity undertaking in view of the Company’s actual business, and in such amount or standard as the board of directors deems reasonable under the circumstances. Such undertaking must specify the events that, in the Board of directors’ opinion, are foreseeable in view of the company’s actual business at the time of the undertaking and the amount or the standards that the board of directors deemed reasonable at the time;

•
a provision authorizing the company to indemnify an Office Holder for future events with respect to reasonable litigation expenses, including counsel fees, incurred by an office holder or which he is ordered to pay by a court, in proceedings that the company institutes against him or instituted on behalf of the company or by another person, or in a criminal charge from which he was acquitted, or a criminal charge in which he was convicted for a criminal offense that does not require proof of criminal intent;

•
a provision authorizing the company to indemnify an Office Holder for future events with respect to reasonable litigation fees, including attorney’s fees, incurred by an office holder in consequence of an investigation or proceeding filed against him by an authority that is authorized to conduct such investigation or proceeding, and that resulted without filing an indictment against him and without imposing on him financial obligation in lieu of a criminal proceeding, or that resulted without filing an indictment against him but with imposing on him a financial obligation as an alternative to a criminal proceeding in respect of an offense that does not require the proof of criminal intent; and

•	a provision authorizing the company to retroactively indemnify an Office Holder.

On June 12, 2008, following approval of our audit committee and board of directors, our shareholders approved amendments to our Articles of Association pertaining to indemnification of directors and officers that reflect the provisions of the Israeli Company Law described above.

Blue Square’s Articles of Association provides that Blue Square may undertake to indemnify an Office Holder for obligations or expenses imposed on him as a result of an act done in his capacity as an Office Holder in Blue Square or as a result of being an Office Holder, in another company in which Blue Square holds shares or has interests, as specified above.

Blue Square’s Articles of Association further provide that the aggregate amount of indemnification (in addition to any insurance proceeds received) shall not exceed 25% of the shareholders’ equity of the Company, as set forth in the Company’s most recent consolidated financial statements prior to the applicable payment of indemnification.

Limitations on Insurance, Exemption and Indemnification

The Israeli Companies Law and our Articles of Association provide that a company may not exempt or indemnify an office holder nor enter into an insurance contract, which would provide coverage for any monetary liability incurred as a result of any of the following:

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

Pursuant to resolutions adopted by our shareholders, we obtained and will continue to hold a directors’ and officers’ liability insurance policy. Coverage under our policy has been set at $30 million (including our subsidiaries, excluding BSRE). We have purchased directors’ and officers’ liability insurance policy for our directors and officers and those of our subsidiaries, which includes BSIP and its subsidiaries. The insurance policy is for a period beginning on November 30, 2007, and ending on November 30, 2008, for the maximum coverage of $30 million per claim and in the aggregate during the policy period. Our audit committee, board of directors and shareholders have approved any renewal and/or extension of the insurance policy and the purchase of any other insurance policy, provided that any such renewal, extension or purchase is for the benefit of Blue Square’s previous and/or current and/or future directors and officers and on terms substantially similar to those of the insurance policy and on condition that the premium will not increase by more than 25% in any year, as compared to the previous year. Our current insurance policies comply with these terms.

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

BSRE has obtained a separate directors’ and officers’ liability insurance policy with a coverage of $15 million per claim and in the aggregate during the insurance policy term (beginning on December 1, 2007 and ending on November 30, 2008).

On June 12, 2008, following approval of our audit committee and board of directors, our shareholders approved the grant of new indemnification letters to the Company's directors and officers (and to those who will serve as its directors and officers from time to time). The aggregate amount of the indemnification (in addition to any insurance proceeds received) may not exceed 25% of the Company's equity as set forth in the Company's most recent consolidated financial statements prior to the applicable payment of indemnification.

Under the new indemnification letter, the Company undertook to indemnify its directors and officers for obligations or expenses that may be imposed on them as a result of their actions in their capacity as an office holder in the Company or as a result of actions in their capacity as an office holder or the holder of any other position in another company in which the Company holds rights or is an interested party therein (unless fulfilling the position in the other company is not in connection with their function in the Company or at its request), as permitted by the Company's Articles of Association. See "- Indemnification of Office Holders".

Under the new indemnification letter, the Company undertook to indemnify its directors and officers prospectively and retroactively with respect to following events:
•	Issue of securities, including, an offering of securities to the public pursuant to a prospectus, private placement, tender offer or offering of securities in any other manner;

•
An event connected with the making of an investment by the Company before, during and after the effecting of the investment, in the course of negotiations, contractual arrangement, signature, development and monitoring the investment, including actions performed on behalf of the Company as an officer, employee or observer in the corporation in which the investment is made;

•
A transaction or arrangement, including a transfer, sale or purchase of assets or liabilities, and including, goods, real estate, securities, or rights, or the giving or receiving of a right in any one of them and any action connected, directly or indirectly with such transaction, and including a tender offer of any sort and another transaction in securities which the Company has issued, whether or not the Company is a party thereto;

•
A report or notice filed or submitted according to any law, including, an event arising from the fact of the Company being a public company or arising from the fact of its securities having been offered to the public, or arising from the fact of its securities being traded on a stock exchange, and including, a report or notice in accordance with the Companies Law - 1999 or the Securities Law - 1968, or the tax laws including regulations or directives made pursuant thereto, or in accordance with laws or provisions that apply outside of Israel or a report or notice lodged or submitted in accordance with rules, directives or instructions customarily practiced on the stock exchange in Israel or abroad and/or failure to submit such report or notice;

•	An act in connection with voting rights in investee companies;

•	An act in connection with the management of market risks.

•
A change in the structure of the Company or its reorganization or any resolution relating thereto, including, a merger, split, alteration of the capital of the Company, setting up of subsidiaries, winding-up or sale thereof.

•
Action connected directly or indirectly with employer-employee relationships in the Company and/or the commercial relations of the Company, including employees, external contractors, customers, suppliers and service providers, including negotiations, entering into and implementation of personal employment agreements or collective bargaining agreements, benefits to employees, including the issue of securities to employees.

•
An act in connection, directly or indirectly, with the sale of products, purchase of products, import of products, operation of branches and sites of the Company, safeguarding of public health and safety instructions and provisions.

•	An act in connection with the issue or non-issue of licenses and permits for the Company’s activities.

•	The preparation and approval of financial statements, including the approval of resolutions regarding the application of accounting standards and restatement in the financial statements.

•	An act in connection with a distribution, including, for a repurchase by the Company of its own securities.

•	The transfer of information that is required or permissible for transfer according to law between the Company and/or the other companies and interested parties in any of them.

•
Remarks, statements including the expression of a position or opinion made in good faith by the officer in the course of performing his function and by virtue of his function, and including in the framework of meetings of the board of directors or any of its committees.

•	An act or deed on matters of planning and building, work safety, the environment and recycling, public health, consumer protection.

Pursuant to the new indemnification letter, upon issuance of the new letter, all previous indemnification letters previously issued to each director or officer by the Company will be cancelled, effective as of the date of approval of the indemnity resolution. Notwithstanding, such revocation will not prejudice or derogate from the validity of previous indemnification letters that were issued to such director or officer by the Company, to the extent that such undertaking is valid according to law and applies to actions with respect to the period preceding the approval of the indemnity resolution, and provided that such entitlement to indemnity in respect of such liability and/or expense will only be in accordance with one of the indemnification letters.

BSRE has granted letters of indemnification to BSRE's directors and officers in connection with BSRE's initial public offering and in connection with various specified events.

Committees

Our board of directors has established a compensation committee and an audit committee. Our compensation committee, which consists of David Wiessman and Uzi Baram, administers issues relating to employee compensation for senior management. Our audit committee, which consists of David Alphandary, Uzi Baram and Avraham Meiron, examines flaws in our business management and its approval is required to effect specified actions and transactions with interested parties. The audit committee also assists the board of directors in overseeing the quality and integrity of our accounting, auditing and reporting practices and in the approval of our financial statements. For more information regarding the role of our audit committee see also See “Item 6. Directors, Senior Management and Employees - C. Board Practices - Audit Committees.”

D. Employees.

As of December 31, 2007, we employed 7,953 employees (including employees of Bee Group and Eden Nature), counting multiple employees sharing a single position as a single employee, including 3,713 temporary employees. 1,058 of our employees were employed in central management and administration and in our logistics center and 6,895 in our stores.

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

In April 2006, we entered into a special collective bargaining arrangement with the Histadrut and the employees' union (which amends a preceding general collective bargaining agreement adopted by the Company in 1996), regarding the rights of pregnant employees which are unable to work during their pregnancy due to medical reasons.

In May 2006, we entered into a special collective bargaining arrangement with the Histadrut and the employees' union, effective as of January 1, 2006, regarding the increase of the contributions and deductions made by employees and by the Company to a saving fund.

In 2006, we have reached an understanding with the employees’ representative regarding the increase in the number of employees (quota) who will be deemed to be permanent employees (tenure) and shortening of the periods required for promotion. A special written collective bargaining agreement incorporating such understanding has not yet been signed.

In July 2007, we entered into a special collective bargaining arrangement with the Histadrut and the employees' union regarding the transition of store managers from a collective bargaining arrangement to personal employment agreements, without prejudice their social benefits (i.e., with no less favorable social benefits stipulated under the collective bargaining arrangement). Under the agreement, these store managers will continue to be subject to the applicable provisions of the collective bargaining agreement which require the prior approval of the employees' union and the Histadrut before their dismissal. In the event that a store manager will be transferred to more junior position, he will once again be subject to the collective bargaining agreement, and his compensation, rights and fringe benefits will be adjusted to his level prior to the transfer to a personal employment agreement.

In February 2007, we entered into a special collective bargaining arrangement with the Histadrut, the employees' union and “Meitavit” (a pension funds management company) regarding contributions and deductions made for our employees and for the provision of pension insurance. This agreement provides, among others things, for improved conditions and benefits to the insured employees.

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

In 2007, a new extension order with respect to a general collective bargaining agreement for pension insurance was signed by the Israeli Ministry of Industry, Trade and Labor which require all employers in Israel to obtain pension insurance for all their employees. This extension order is expected to increase our operational costs for manpower services which we procure by outsourcing services, such as security and cleaning.

Under an amendment to the Employment of Employees by Manpower Contractors Act, 1996, effective as of January 1, 2008, employees of a manpower contractor (outsourced employees) will be deemed employees of the actual employer at which they were stationed following nine months from the date they were stationed at such employer, subject to certain exceptions.  Under exceptional circumstances, the Ministry of Industry, Trade and Labor may approve the extension of this period to a period not exceeding 15 month. When a manpower contractor employee become an employee of the actual employer, the entire period of time that the manpower contractor employee was stationed at the actual employer will be taken into account for purposes of calculating his seniority for benefit and employee-related purposes.

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

E. Share Ownership.

As of May 31, 2008, other than indirect ownership through Alon Retail, none of our directors or officers owned more than 1% of our outstanding equity securities.

On January 21, 2008, we adopted a share option plan (the "Plan") for officers and employees of Blue Square and/or its subsidiaries and/or affiliated companies. The total number of shares reserved for issuance under the Plan is five million shares (including options issuable to Blue Square's newly appointed Chief Executive Officer, Mr. Zeev Vurembrand), subject to adjustments. The exercise price of each option will be at the fair market value per share on the date of grant, and all exercises of options under the plan are to be on a cashless basis. Therefore, the actual number of shares to be issued under the Plan will be less than five million. As of the date of this Annual Report, 2,444,000 options were granted to employees under the Plan, with an exercise price of NIS 36.15 per share, and 2,340,000 options were granted to officers under the Plan with an exercise price of NIS 39.06 per share.
The Plan expires three years from the date of first grant of options under the Plan, which was on March 24, 2008. Unless otherwise decided by the Company Board of Directors or a committee thereof, options granted under the Plan will vest and be exercisable pursuant to the time schedule set out below on condition that the option holder will be employed by the Company, a Company subsidiary or a company controlled by the Company on the date of issuance and on the applicable vesting date. Unless otherwise prescribed by the Company Board of Directors or a committee thereof: two-thirds of the options will be exercisable at the expiration of two years from the date of grant, and one-third of the options will be exercisable at the expiration of the third year after date of grant.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders.

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of June 12, 2008, by each person or entity known to own beneficially 5% or more of our outstanding ordinary shares based on information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission. Our major shareholders do not have voting rights different from the voting rights of our other shareholders.
Name	Number of Ordinary Shares Beneficially Owned	Percentage of Outstanding Ordinary Shares(1)
Alon Retail	30,640,803	70.65%
Clal Insurance Enterprises Holdings Ltd.	3,880,802 (2)	8.95%
______________
(1)	The percentage of outstanding ordinary shares is based on 43,372,819 ordinary shares outstanding as of June 12, 2008.
(2)
Includes shares held by Clal Finance Ltd., through its wholly owned subsidiaries. Based on Schedule 13G/A filed with the SEC on February 14, 2008, Clal Finance Ltd. is a majority owned subsidiary of Clal Insurance Enterprises Holdings Ltd. ("Clal").  Clal is a majority owned subsidiary of IDB Development Corporation Ltd., an Israeli public company, which is a majority owned subsidiary of IDB Holding Corporation Ltd. ("IDB Holdings"),  an Israeli public company.  Mr. Nochi Dankner, Mrs. Shelly Bergman,  Mrs. Ruth Manor and  Mr. Avraham Livnat, by reason of their interests in, and relationships among them with respect to, IDB Holdings, may each be deemed beneficial owner of and share the power to vote and dispose of, the Clal shares owned beneficially by Clal.

As of May 31, 2008, Blue Square had approximately 28 shareholders of record with a United States address. As of May 31, 2008, these United States record holders held approximately 562,176 ordinary shares in the form of ADSs, representing approximately 1.30% of our then outstanding share capital.

Alon Retail (formerly Bronfman-Alon) acquired a 78.1% interest in Blue Square from the Co-Op in June 2003. As of June 15, 2008, Alon Retail Ltd., owned approximately 70.65% of Blue Square’s ordinary shares.

To the Company’s best knowledge, Alon Retail is a wholly owned subsidiary of Nissan Alon Retail Holdings Ltd., which is a wholly owned subsidiary of the Nissan Dor Chains Ltd., which is a wholly owned subsidiary of Dor Food Chains Holdings Ltd., a wholly owned subsidiary of Alon-Israel Oil Company Ltd. (“Alon”). To the Company’s best knowledge, Alon is owned approximately 34.65% by nine collective acquisition entities of kibbutzim in Israel, approximately 26.14% by Africa Israel Trade and Agencies Ltd., a subsidiary of Africa Israel Investments Ltd., a public company traded on the Tel Aviv Stock Exchange, and approximately 39.21% are held together by Bielsol Investments (1987) Ltd. and Mr. David Wiessman. To the Company’s best knowledge, Mr. Lev Levayev is the controlling shareholder of Africa Israel. To the Company’s best knowledge, Bielsol Investments (1987) Ltd. is controlled by David Wiessman and the Biran family.

B. Related Party Transactions.

Procurement Agreement with Dor Alon Stations

Dor Alon Operating Service Station Ltd., a subsidiary of Dor-Alon Gas Station Operation Ltd., (a wholly owned subsidiary of Dor-Alon Energy In Israel (1988) Ltd. which is controlled by Alon Oil Energy Company Ltd.) (hereinafter: “Dor-Alon Stations”), operates convenience stores in fuel service stations and also in a number of cities in Israel that sell various food and “Non-Food” products. Under the terms of the agreement between us and Dor Alon Stations, we agreed to procure products that will be supplied to the convenience stores, either directly from suppliers or from our distribution center. In consideration of the procurement of products, Dor Alon Stations has agreed to pay us (i) for products sent directly from suppliers, an amount equal to the cost of such products to us as determined under the Procurement Agreement plus 2%, and (ii) for products sent from our distribution center, an amount equal to the cost of such products to us as determined under Procurement Agreement plus 2.75%, in each case plus VAT. The cost of the products to us will be audited by our independent public accountants. In the event that our revenues generated from the Procurement Agreement minus related expenses from the sale of products to Dor Alon Stations is less than NIS 1 million linked to the Israeli consumer price index in any year without VAT, Dor Alon Stations will pay us additional amounts in order that our income from such year will reach such NIS 1 million amount. To secure Dor Alon Station’s payment and other obligations to us under the Procurement Agreement, Dor Alon agreed to provide us with a floating lien or pledge, unlimited in amount, on all inventory in the convenience stores, subject to any legal prevention, and Dor Alon Energy In Israel (1988) Ltd. and Alon Israel Oil Company Ltd, the controlling shareholders of Dor Alon Stations, will guarantee all obligations of Dor Alon Stations under the agreement.

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

Transactions with Dor Alon in Connection with Establishment of a New Joint Loyalty Plan

On November 29, 2005, we entered into the following agreements with Dor Alon Energy In Israel (1988) Ltd. (“Dor Alon”):

(i) an agreement establishing a joint loyalty plan for the benefit of Blue Square's and Dor Alon’s customers, formed as a partnership to be held 75% by Blue Square and 25% by Dor Alon (the “Loyalty Plan”). Pursuant to the agreement, the partnership is governed by a managers board (the “Board”), which is comprised of six (6) members, four (4) of whom appointed by the Company (one of whom serves as the chairman of the Board), and two (2) of whom are appointed by Dor Alon;

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

Under the agreement, the Company and Dor Alon are entitled to share with CAL the net income of Diners Israel in connection with the activities of the credit cards bearing the "You" name based on their respective ownership interests in Diners Israel. The percentage of the net income of Diners Israel in connection with its other credit card activities (i.e., those activities outside the Loyalty Plan) to be allocated to the Company and Dor Alon is to be determined based on the number of "activated" credit cards (as defined in the agreement) issued to members of the Loyalty Plan from time to time, so long as certain target numbers of such issued credit cards are met. As of the date of this Annual Report, the entitlement has not yet been established. In the event such target numbers are not met, the Company and Dor Alon may, during the first three years following the issuance of the first Diners Israel credit card to a member of the Loyalty Plan (the "Issuance Date"), purchase the right to the net income of Diners Israel arising from such other activities through a one-time payment.

The Company and Dor Alon may terminate the agreement by returning the purchased shares back to CAL on the fourth anniversary of the Issuance Date and canceling the CAL Loan. Under certain other circumstances, each of the Company and Dor Alon on the one hand, and CAL on the other hand, has the right to terminate the agreement. Upon such termination, the Company and Dor Alon are required to repay the CAL loan by returning the purchased shares to CAL and receive 49% of any increase in the value of Diners Israel that occurred since the Issuance Date. These circumstances include the following events: (i) if certain target numbers of issued Loyalty Plan credit cards are not met by the fourth or sixth anniversary of the Issuance Date, or (ii) the Loyalty Plan ceases to function or the customer club agreement (referred to in clause (iii) below) is terminated. In addition, the Company and Dor Alon have the option to terminate the agreement and repay the CAL Loan in kind by returning to CAL the purchased shares in the event that the representations made by Cal or Diners Israel in the agreement are breached; and

(iii) an agreement among Blue Square and Dor Alon, on one hand, and Diners Israel, on the other hand, pursuant to which the Loyalty Plan offers to its members a Diner Club Israel credit card bearing the name “You”. The agreement determines, among other things, the allocation of costs between the parties with respect to the costs of attracting new customers to the Loyalty Plan, mailing and advertising costs, including the participation of Diners in the advertising budget of the Loyalty Program, and clearing fees.

See “Item 4. Information on The Company - B. Business Overview - Marketing”.

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

These provisions in connection with future customer clubs are also applicable to our new joint Loyalty Plan - "You" with Dor Alon.

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

Leasing of Property by the Company. The real property that the Company leased to BSIP and/or to Hyper Hyper has been transferred, and the related lease agreements have been assigned, to BSRE. See “Item 4. Information on the Company - B. Business Overview - Real Estate.” and “Item 7.- B. Related Party Transactions - “Arrangements between Blue Square and BSRE”

Leasing of Property to the Company. For real property that BSIP and Hyper Hyper lease and/or may lease to the Company, the existing arrangement among the Company, BSIP and/or Hyper Hyper was renewed and extended in accordance with the following terms and conditions:

•	The term will be up to ten (10) years from September 1, 2005;

•
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

•
The annual rent for property not used for stores will be 9% of the amount invested in that property by BSIP and Hyper Hyper, linked and adjusted to changes in Israel’s consumer price index as known at the day of the investment; and

•	Rent payments will be charged on an annual basis.

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

In addition to the above-described agreement the Company currently has various arrangements with BSIP and Hyper Hyper, as described below:

Employee Lending Agreement

Hyper Hyper has entered into an employee lending agreement with Blue Square according to which Blue Square agreed to make employees available to Hyper Hyper according to Hyper Hyper’s needs. Approximately 3,415 employees are working for Hyper Hyper under that arrangement as of December 31, 2007. In consideration for the use of these borrowed employees, Hyper Hyper pays Blue Square the full amount to be made to, or on account of, these employees according to the terms of the collective labor agreement between Blue Square and the Histadrut. Blue Square is responsible for paying the salaries and other benefits to the borrowed employees.

Service and Management Agreements

Blue Square acts as the exclusive purchaser for Hyper Hyper, purchasing supermarket goods for which no mark-up is charged to Hyper Hyper. In addition, Blue Square provides Hyper Hyper with storage, distribution, logistics and maintenance services, for which these companies generally pay their proportionate share of expenses. Under a management agreement, Blue Square provides Hyper Hyper and its subsidiaries with administrative, management and site selection services for which Hyper Hyper pays a fee calculated based on its net sales, up to 2% of net sales. The fee is subject to modification every three years pursuant to a review by an external and independent examiner. The fee commencing from January 2002 was 1.95% of Hyper Hyper’s sales. During 2005 and pursuant to a review by an examiner, the fee rate was changed to 1.96%, and amounted to approximately NIS 82 million in 2007.

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

Inter-Company Accounts

We, BSIP and Hyper Hyper agreed to maintain inter-company accounts for day-to-day operations which bears interest at a rate equivalent to that charged by banks on short-term loans, provided that the rate is not lower than the monthly increase in the CPI. The average rate was 4.6% in 2007, 6.1% in 2006 and 5.2% in 2005.

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

Arrangements between Blue Square and BSRE

In connection with the transfer of Company real estate assets to BSRE, and in addition to the agreements between the Company and BSRE described in “Item 4. Information on The Company - B. Business Overview - Real Estate”, including the Transfer Agreement and the Split Agreement the Company and BSRE also entered into the following agreements:

Arrangement with respect to Legal Proceeding and/or Third Party Claims relating to Certain Transferred Assets

Pursuant to arrangement entered on August 13, 2006, the Company and BSRE agreed that with respect to eight specified transferred real estate properties that as of December 31, 2005 were not free and clear from third party rights and/or claims, the Company will use its best efforts to complete the transfer of these properties, free and clear from any third party rights or claims. However, if the Company will be required or agree to return or transfer any of the said properties to third parties as a result of their rights and/or claims, then BSRE will waive its rights such properties and will be entitled to receive: (i) with respect to seven of the properties, the higher of the properties' book value or the consideration received by the Company from the third parties for these properties and (ii) with respect to one specified property, an amount equal to the consideration received for such property from the third parties.

Agreements with Respect to Properties Operated by the Company.

The Company and BSRE entered into a lease agreement on August 13, 2006 (effective as of January 1, 2006) with respect to the 52 supermarket stores that were operated directly by the Company prior to December 31, 2005 (plus one property for offices purposes). Under this agreement, the Company leases from BSRE these properties for an initial period of at least 10 years beginning as of January 1, 2006. The agreement will automatically be extended for an additional five-year term unless terminated by the Company no less than 24 months prior to the end of the initial term. The annual rent for the initial period will be equal to the higher of 2% of the annual turnover of that store or 9% of the amount invested in that store by the Company (as calculated in accordance with the agreement), which amount is linked to changes in Israel’s consumer price index from the date of such investment. The agreement provides for these additional provisions:

•
Upon 12 months' notice, at the time of the extension of the agreement the Company may reduce the number of the leased properties, provided that the rental payments for such properties (according to the average rental payments for the two years preceding the extension date) does not exceed 15% of the total rent payments for all leased properties on average for the two years preceding the extension date.

•
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

•
The Company may terminate the lease of some of the leased properties prior to the end of the lease term by giving 12 months' prior notice; however, such termination is limited to a number of leased properties which have an aggregate area of no more than 5% of the total area of the properties that were leased as of January 1, 2006.

•
BSRE may shorten or temporarily stop (suspend) the lease of three properties identified in the agreement to the extent required to develop or build on the land where such properties are located by giving 12 months' prior notice and subject to obtaining a building permit for such development or building at the time the Company must vacate the premises.

•
BSRE may shorten or temporarily stop (suspend) the lease of any seven additional properties (five during the lease term and two during the extension term) to the extent required to develop or build on the land where such properties are located by giving 12 months' prior notice and subject to obtaining a building permit for such development or building at the time the Company must vacate the premises and on the condition that BSRE must bear the costs of vacating the premises and provide a substitute store at the location with similar characteristics at its own expense within 24 months of the Company vacating the premises.

Agreements with Respect to Properties Operated by BSIP and Hyper Hyper.

On June 23, 2006, the Company entered into a lease agreement with BSIP pursuant to the lease agreement provisions of the general services framework and expenses allotment agreement which the Company entered with BSIP and Hyper Hyper on October 11, 2005 (the "Lease Agreement"). The Company assigned to BSRE all of its rights and obligations under the Lease Agreement. The underlying properties (23 supermarket stores) were also transferred by the Company to BSRE.

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

The forgoing lease agreements are "net lease" that is, the lessee pays all applicable payments and charges for the possession of the leased property and the usage during the lease period.

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

The consideration was based on an estimate of the Company total costs for these services attributable to BSRE. The consideration is linked to changes to the Israeli CPI (since December 2005). Commencing in 2007, the consideration is to be increased each year by an amount equal to 0.2% of the difference between (x) the cost of BSRE assets (prior to depreciation and amortization) ("BSRE Asset Cost") at the end of the preceding year and (y) the BSRE Asset Cost as of December 31, 2005, linked to changes to the Israeli CPI plus VAT. In 2007, In consideration for the foregoing services, BSRE paid the Company an annual amount of NIS 2.6 million.

The agreement is for an initial term of five years (as of January 1, 2006) and will be extended from time to time upon the parties' consent for additional five-year terms (or such other period agreed to by the parties at the extension date). The Company may terminate the agreement during the agreement term upon six months' prior notice.

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

Deposit of Cash Balances Agreement

Pursuant to the agreement entered in August 2006, BSRE may, with the Company's consent from time to time, deposit funds with the Company and receive in return funds in an ON CALL terms (on an on-demand basis). The amount of funds lent from each party to the other party may not exceed NIS 200 million at any time. Under the agreement no collateral is granted in exchange for the deposited funds. The interest paid by each party for funds received according to this arrangement will be at a rate equivalent to the rate that the Company is charged by banks in such month for ON CALL credit (short-term loans) on a monthly weighted average basis. The term of the agreement is two years from its approval by the shareholders of BSRE (February 28, 2007), and may be terminated by either party upon seven days' prior notice. Any extension of the agreement is subject to approval by the audit committee, the board of directors and the shareholders meeting of BSRE.

In addition, the Company and BSRE entered into an agreement with respect to transfer of employees from the Company to BSRE.

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

We are a party to a supply agreement with Palace Candles Inc. (“Palace”), a manufacturer and marketer of candles, aluminum disposable and other products, which is controlled by Yaakov Shalom Fisher. Until January 2007, Mr. Fisher was a director in Alon Retail (formerly Bronfman-Alon), Blue Square and the Chairman of the board of directors of BSIP and owns approximately 50.2% of the equity in M.B.I.S.F. Holdings Ltd., which until January 2007 indirectly held 26.5% of the equity interest of Alon Retail, our controlling shareholder. Pursuant to the agreement, we paid to Palace approximately NIS 31 million in 2007 for products acquired.

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

Board Resolution on Dividend Distributions

Blue Square’s board of directors has resolved that Blue Square will not distribute dividends in any quarter if the ratio of Blue Square’s net financial obligations (as defined by S&P-Maalot) to EBITDA for any quarter exceeds 3.5 until June 30, 2006 or exceeds 3.0 thereafter. The board of directors also decided that Blue Square would not distribute dividends in any quarter if the ratio of the unencumbered fixed assets (following depreciation) and investment property as set forth on our financial statements to financial obligations (as defined by S&P-Maalot) for any quarter is below 120%. These board of directors resolutions are not the dividend policy of Blue Square and they may be amended at any time by our board of directors.

Legal Proceedings

We may be subject to a class action in connection with the Law for Deposits on Beverage Containers, 1999.

In November 2001 a claim was filed against Blue Square, the Company for Drink Containers Collection Corporation Ltd., and other supermarket chains in connection with fulfillment by these defendants of provisions of the Law for Deposits on Beverage Containers, 1999 (which became effective on October 1, 2001). The plaintiffs have requested to certify the claim as a class action in the amount of approximately NIS 250 million. In January, 2003, the Tel Aviv District Court dismissed the motion to certify the said claim as a class action. In November 2007, the Supreme Court dismissed the appeal filed by the plaintiffs.

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

In July 2005, the Income Tax Authority issued a notice of a deduction assessment for the years 2001- 2004 to the Company. The amount claimed under these assessments totaled NIS 34 million, and primarily relates to certain benefits granted to employees in the Company’s branches. In November 2005, several senior employees were questioned under warning, with respect to these benefits. Following these assessments and after the rejection of the Company's position on the matter, Income Tax Authority issued to the Company deduction assessment orders for the years 2001- 2004 in the amount of approximately NIS 44 million. The Company filed appeals with the District Court contesting these assessment orders which as of the date of this Annual Report are still pending. In the opinion of the Company and its advisors, the provisions included in the Company financial statements are sufficient to cover the potential liabilities.

In July 2007, the Israeli Tax Authority issued to the Company Value Added Tax assessment for the years 2001- 2006 in the amounts of approximately NIS 22 million in connection with the subject matter of the foregoing deduction assessments. The Israeli Tax Authority did not accept most of the Company's position, although it agreed to deduct the total amount to approximately NIS 16.3 million. The Company has not yet decided whether to file an appeal with the District Court. In the opinion of the Company and its advisors, the provisions included in the Company financial statements are sufficient to cover the potential liabilities.

Dispute with Former Chairman of the Board of Directors

The Co-Op, our former controlling shareholder, submitted a monetary claim against one of our former acting chairman of the board of directors of Blue Square, Mr. Benny Gaon, in respect of the benefit he derived in connection with the grant of options for shares of Blue Square. Mr. Gaon approached Blue Square with a demand for receipt of indemnification, as a former officer, in connection with the above claim in the event that he is required to repay any amounts. The audit committee of the board of directors of Blue Square decided to reject the demand for indemnification. No provision was included in the financial statements in connection with the said demand. Mr. Gaon passed away in 2008.

Restrictive Trade Practices Inquiry

On January 5, 2005, the Commissioner of the Israeli Antitrust Authority issued his final position regarding “commercial restrictive practices between the dominant food suppliers and the major supermarket chains.” Following a meeting with the Commissioner in March 2005, the Commissioner delivered to us and to the other major chains a draft of a proposed consent decree with respect to the disputed issues. Please see “Item 4. Information on Blue Square - B. Business Overview - Government Regulation”.

The Israeli Antitrust Authority may take actions against us in connection with our gift certificates

In 2002, the Commissioner of the Antitrust Authority announced that the arrangements relating to the gift certificates issued by Blue Square and other supermarket chains apparently constitute a restrictive arrangement pursuant to the Israeli antitrust law. At this stage, we cannot assess the impact of the aforementioned announcement on our business. Following the announcement, we decided to cease issuing the gift certificates jointly with other supermarket chains and are presently issuing our own gift certificates.

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

We are subject to legal proceedings in connection with business licenses

As of the date of this Annual Report, 16 of our supermarket stores have no valid business permits/license. In 2007, we and some of our directors and managers were indicted in connection with business licenses and planning and building regarding some of our supermarkets stores. As of the date of this Annual Report, there are provisional closure orders pending against six of our supermarket stores. We are working towards obtaining the required permits and at the same time delaying the effectiveness of the provisional orders until such required permits are obtained. We estimate that neither the temporary lack of permits nor the provisional closure orders will have material adverse effect on our operation.

We may be subject to a class action in connection with the Consumer Protection Law, 1981

In February 2008 a claim was filed against Blue Square and other defendants, including companies involved in the marketing of eggs and other food marketing chains. The plaintiffs have requested to certify the claim as a class action. The claim alleges that the defendants market and/or display for purchase eggs that are classified as "Super Fresh Eggs" which are not subject to Israeli regulatory price controls, and are thus minimizing the shelf space and/or display of eggs that are subject to regulatory price controls.  According to the claim, the defendants allegedly derive a higher profit margin from the sale of such "Super Fresh Eggs" instead of the regulated eggs.  The claim alleges that the defendants coordinated their actions among each other, and that the defendants and the companies involved in the marketing of eggs are misleading consumers in violation of applicable consumer protection laws. The plaintiff's personal claim is estimated at NIS 240 and if the claim is certified as a class action, the approximate claim against all the defendants is estimated at NIS 1.1 billion.  The claim requests relief in the form of monetary compensation and a mandatory injunction to stop the current actions that are allegedly misleading the consumers. At this preliminary stage of the proceedings, the Company is unable to evaluate its likelihood of success in the proceedings, including the likelihood that the claim will be certified as a class action.

We may be subject to a class action in connection with the Restrictive Trade Practices Law, 1988

In June 2008, a claim was filed against our subsidiary, Blue Square Chain (Hyper Hyper) Ltd. and other defendants, in connection with the marketing of ink cartridges. The plaintiffs have requested to certify the claim as a class action. The claim alleges that the defendants coordinated the prices of certain Hewlett-Packard ("HP") ink cartridges sold by them in a manner that allegedly constitutes an agreement in restraint of trade. According to the claim, the defendants allegedly sell HP ink cartridges for a higher price than the price charged for such ink cartridges by smaller retailers. The plaintiff's personal claim is estimated at NIS 496, and if the claim is certified as a class action, the approximate claim against all the defendants is estimated by the plaintiff at NIS 81 million.  The claim requests a declaratory relief of an agreement in restraint of trade, monetary compensation and an injunction to stop the alleged price coordination. Hyper Hyper denies all foregoing allegations. At this preliminary stage of the proceedings, it is unable to evaluate its likelihood of success in the proceedings, including the likelihood that the claim will be certified as a class action.

Other proceedings

In 2006, we were indicted in connection with discrepancies between the prices appearing on products, and the prices charged by the cash register at the point of sale. In 2007, Blue Square, BSIP and several branches managers were convicted in a plea bargain approved by the Court. Pursuant to the plea bargain Blue Square and Hyper Hyper were each fined NIS 70,000, in addition to a provisional fine of NIS 25,000 (each) in the event they will breach their undertaking not to commit the same offenses within three years. See “Item 4. Information on Blue Square - B. Business Overview - Government Regulation”.

We are involved in various other legal or other proceedings incidental to the ordinary course of our business. We do not believe that any of these proceedings, individually or in the aggregate, will have a material adverse effect on our business, financial position or operating results.

Independent Accountants

On April 26, 2007, Blue Square shareholders approved the reappointment of Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as our auditors for the year ending December 31, 2007. On June 12, 2008, Blue Square shareholders approved the reappointment of Kesselman & Kesselman as our auditors for the year ending December 31, 2008. Kesselman & Kesselman has no relationship with us or with any affiliate of us, except as auditors.

B. Significant Changes.

Except as otherwise disclosed in this Annual Report, no significant change has occurred since December 31, 2007.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details.
ADSs

The following table sets forth the annual high and low closing prices for Blue Square’s ADSs for the five most recent full financial years as reported by the New York Stock Exchange.

Year	High	Low
2003	$11.5	$6.1
2004	$13.1	$9.3
2005	$11.3	$8.5
2006	$14.8	$9.8
2007	$20.0	$11.6

The following table sets forth the quarterly high and low closing prices for Blue Square’s ADSs for each quarter of the two most recent full financial years and the subsequent quarterly period, as reported by the New York Stock Exchange.

Year	High	Low
2006
First quarter	$11.8	$9.8
Second quarter	$12.6	$10.3
Third quarter	$12.6	$11.0
Fourth quarter	$14.8	$11.6

2007
First quarter	$16.4	$14.2
Second quarter	$20.0	$15.7
Third quarter	$17.5	$12.3
Fourth quarter	$14.4	$11.6

2008
First quarter	$13.9	$9.8

The following table sets forth the monthly high and low closing prices for Blue Square’s ADSs for the last six months, as reported by the New York Stock Exchange.
2007	High	Low
December	$13.4	$11.6
2008	High	Low
January	$13.9	$12.6
February	$12.7	$10.5
March	$11.9	$9.8
April	$10.8	$9.5
May	$14.4	$9.6

Ordinary Shares

The following table sets forth the annual high and low closing prices for Blue Square’s ordinary shares for the years 2003 to 2007 as reported by the Tel Aviv Stock Exchange. Shares are traded on the Tel Aviv Stock Exchange in NIS, and the translation of the NIS to dollars has been made at the representative exchange rate of exchange on the last day of each period, as published by the Bank of Israel.

Year	High		Low
	NIS	$	NIS	$
2003	50.2	11.5	29.4	6.7
2004	57.8	13.4	40.6	9.4
2005	53.8	11.7	38.6	8.4
2006	62.6	13.6	46.8	10.2
2007	78.8	20.5	45.9	11.9

The following table sets forth the quarterly high and low closing price for Blue Square’s ordinary shares for the quarters set forth below, as reported by the Tel Aviv Stock Exchange. The translation into dollars has been made at the representative rate of exchange on the last day of each period, as published by the Bank of Israel.

2006	High		Low
	NIS	$	NIS	$
First Quarter	54.6	11.7	46.8	10.0
Second quarter	55.3	12.5	49.4	11.1
Third quarter	54.3	12.6	48.5	11.3
Fourth quarter	62.6	13.6	50.8	11.0

2007	High		Low
	NIS	$	NIS	$
First Quarter	68.6	16.5	60.3	14.5
Second Quarter	78.8	18.5	67.3	15.8
Third Quarter	73.0	18.2	52.1	13.0
Fourth Quarter	58.3	15.2	45.9	11.9

2008	High		Low
	NIS	$	NIS	$
First Quarter	52.4	14.8	33.8	9.5

The following table sets forth the monthly high and low closing prices for Blue Square’s ordinary shares for the last six months, as reported by the Tel Aviv Stock Exchange. The translation into dollars is based on the representative rate of exchange on the last day of each period, as published by the bank of Israel.

2007	High		Low
	NIS	$	NIS	$
December	51.9	13.5	45.9	11.9

2008	High		Low
January	52.4	14.5	44.7	12.3
February	46.4	12.8	38.3	10.5
March	39.6	11.1	33.8	9.5
April	37.4	10.9	33.2	9.7
May	46.0	14.2	32.5	10.1

For additional information on our ordinary shares, see “Item 10. Additional Information - B. Memorandum and Articles of Association Description of Securities - Ordinary Shares.

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

Board of Directors

Under Blue Square’s Articles of Association, resolutions by the board of directors shall be decided by a majority of votes of the directors present (or participating, in the case of voting by media) and voting, each director having one vote.

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

The Articles of Association provide that the board of directors may delegate all of its powers to such committees of the board of directors as it deems appropriate, subject to the provisions of the Israeli Companies Law, and they may from time to time widen, narrow or cancel the delegation of such power. The Israeli Companies Law provides that certain powers of the board of directors may not be delegated by the board of directors. See “Item 6. Directors, Senior Management and Employees - C. Board Practices - Committees.”

According to the Israeli Companies Law, a contract of a company with its directors, regarding their conditions of service, including the grant to them of exemption from liability from certain actions, insurance, and indemnification as well as the company's contract with its directors on conditions of their employment, in other capacities, require the approval of the audit committee, the board of directors, and the shareholders.

Description of Securities

Ordinary Shares

The following is a description of our ordinary shares. Our authorized share capital is 100,000,000 ordinary shares, par value NIS 1.0 per share.

The ordinary shares do not have preemptive rights, preferred rights or any other right to purchase the company's security. Neither our Articles of Association nor the laws of the State of Israel restrict the ownership or voting of ordinary shares by non-residents of Israel, except for subjects of countries which are enemies of Israel.

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

Election of Directors. Our ordinary shares do not have cumulative voting rights in the election of directors. As a result, the holders of ordinary shares representing more than 50% of our ordinary shares and voting power have the power to elect all of our directors, other than our external directors, whose election requires, in addition to the vote of a majority of shareholders, that at least one-third of the non-controlling shareholders who participate in the vote, vote for their nomination, or that less than one percent of the non-controlling shareholders vote against their nomination. Currently, Alon Retail has the power to elect all of our directors other than our two external directors. See Item 3. Key Information - D. Risk Factors - “Alon Retail (formerly Bronfman-Alon) is able to control the outcome of matters requiring shareholder approval.”

Dividend and Liquidation Rights. Our profits, in respect of which a resolution was passed to distribute them as dividend or bonus shares, shall be paid on account of the nominal value of shares held by the shareholders. In the event of Blue Square’s liquidation, the liquidator may, with the general meeting’s approval, distribute parts of the company's property in specie among the shareholders and he may, with similar approval, deposit any part of the company's property with trustees in favor of the shareholders as the liquidate, with the approval mentioned above deems fit.

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

Private Placements

For information on private placements, see “Item 10. Additional Information - B. Memorandum and Articles - Private Placements.”

C. Material Contracts.

For a summary of material contracts, see “Item 4. Information on The Company - B. Business Overview General”, “Item 4. Information on The Company - B. Business Overview - Related Businesses”, “Item 4. Information on The Company - B. Business Overview - Real Estate, “Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources - Debentures”, “Item 6. Directors, Senior Management and Employees - C. Board Practices - Exemption, Insurance and Indemnification of Directors and Officers - Limitations on Insurance and Indemnification,“ “Item 6. Directors, Senior Management and Employees - D. Employees”, “Item 7. Major Shareholders and Related Party Transactions - B. Related Party Transactions,” and our consolidated financial statements and notes included elsewhere in this Annual Report.

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

Israeli Tax Reform

On July 24, 2002, the Israeli Parliament enacted income tax reform legislation (2003 Tax Reform). The Tax Reform introduced fundamental and comprehensive changes to Israeli tax laws. Most of the legislative changes took effect on January 1, 2003. The Tax Reform introduced a transition from a primarily territorial-based tax system to a personal-based system of taxation with respect to Israeli residents, and resulted in significant amendment of the international taxation provisions, and in new provisions concerning the taxation of capital markets including the abolishment of formerly "exempt investment routes" (e.g., capital gains generated by individuals from the sale of securities traded on the Tel-Aviv Stock Exchange).

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

Corporate Tax Structure

General

In accordance with the 2006 Tax Reform, the 29% corporate tax rate in 2007 is scheduled to be reduced to 27% in 2008, to 26% in 2009 and to 25% in for 2010 and thereafter.

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

The Knesset, the Israeli parliament, has approved the cancellation (subject to transitional provisions) of the Income Tax Law (Inflationary Adjustments), 1985, commencing from tax year 2008.

Taxation of the Company Shareholders

Dividends

•
Israeli resident - The distribution of dividend income to Israeli residents who purchased our Shares will generally be subject to income tax at a rate of 20% (in 2006 and thereafter) for individuals (25% if the dividends recipient is a “significant shareholder” (inter alia, more than 10% of our outstanding voting rights during the 12 months prior to a dividend distribution)) and will be exempt from income tax for corporations.

•
Non Israeli resident - non Israeli residents (both individual and corporation) are generally subject to Israeli income tax on the receipt of dividends paid on the ordinary shares at the rate of 20% (25% if the dividends recipient is a “significant shareholder” (see aforementioned)), which tax will be withheld at source. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of the ordinary shares who is a U.S. resident is 25%.

Capital Gains Tax

General

Israeli law imposes a capital gains tax on the sale of capital assets by an Israeli resident and on the sale of capital assets located in Israel or the sale of direct or indirect rights to assets located in Israel, including on the sale of the Shares by some of our shareholders (see discussion below). The Israeli Tax Ordinance distinguishes between "Real Gain" and "Inflationary Surplus". Real Gain is the excess of the total capital gain over Inflationary Surplus computed on the basis of the increase in the Israeli CPI between the date of purchase and the date of sale.

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

The Real Gain accrued at the sale of an asset purchased on or after January 1, 2003 will be tax as follows:

•	20% rate for individuals (25% if the shareholder is a “significant shareholder” (see aforementioned), or if the shareholder claims a deduction of financing expenses); and

•	25% for corporations (which are not subject to the Inflationary Adjustments Law).

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

Taxation of the Disposition of Ordinary Shares

Upon the sale, exchange or other disposition of ordinary shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between such U.S. holder’s basis in the ordinary shares, which is usually the cost of such shares, and the amount realized on the disposition. Capital gain from the sale, exchange or other disposition of ordinary shares is eligible for a maximum 15% rate of taxation for individuals, unless the individual has held the ordinary shares for less than one year, in which event the individual will be taxed at his marginal tax rate. Capital gain from the sale, exchange or other disposition of ordinary shares is taxed as ordinary income at a maximum rate of 35% for a corporate shareholder. Gains and losses recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares will be treated as United States source income or loss for United States foreign tax credit purposes. The deductibility of a capital loss recognized on the sale, exchange or other disposition of ordinary shares is subject to limitations.

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

Blue Square believes that it was not a PFIC in 2007. However, the tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, there can be no assurance that Blue Square will not become a PFIC. If Blue Square determines that it has become a PFIC, Blue Square will notify its U.S. holders and provide them with the information necessary to comply with the QEF rules. U.S. holders who hold ordinary shares during a period when Blue Square is a PFIC will be subject to the foregoing rules, even if Blue Square ceases to be a PFIC, subject to certain exceptions for U.S. holders who made a QEF election. U.S. holders are urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to Blue Square’s ordinary shares and ADSs in the event that Blue Square qualifies as a PFIC.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Sensitivity

The Company is exposed to various market risks, most of them related to changes in interest rates and changes in the Israeli CPI.  Loans and Debentures in the amount of approximately NIS 1,286 million, short-term deposit in the amount of approximately NIS 103 million and marketable securities in the amount of approximately NIS 199 million bear interest at fixed rates, and therefore changes in the interest rates will affect the fair value of such loans, deposit and marketable securities. Other loans set forth below bear interest at variable rates (as a result of changing interest rates or CPI linkage), and therefore change in the CPI or the prime interest rate will affect future cash flow and interest expenses.

The table below provides information about Blue Square’s financial instruments as of December 31, 2007:

	December 31, 2007 Expected Maturity (NIS in thousands)
	2008	2009	2010	2011	2012	from 2013 and thereafter	Total
Long term loan from banks - linked:

Linked to the Israeli CPI - 5.45% (weighted average rate as of December 31, 2007)	43,793	50,044	23,890	14,080	58,876	-	190,683

Long term loans from Bank - unlinked:

Fixed annual interest rate of 6.7%	22,196	21,706	17,806	15,503	31,487	-	108,698

Variable interest (average annual rate as of December 31, 2007 - Prime minus 0.32%)	18,382	18,333	14,167	10,000	5,741	-	66,623
	84,371	90,083	55,863	39,583	96,104	-	366,004

Debentures - Linked to the Israeli CPI:

Issued by the Company - fixed rate 5.9% (1)	69,859	-	46,573	-	31,049	62,097	209,573

Issued by BSRE - fixed rate 4.7%	-	-	-	-	-	633,108	633,108

Convertible Debentures Linked to the Israeli CPI:

Issued by the Company - fixed rate 5.9% (1)	-	17,492	-	17,492	-	-	34,984

Issued by BSRE - fixed rate 6.25%	-	-	-	-	-	108,174	108,174
	69,859	17,492	46,573	17,492	31,049	803,379	985,844

Short-term Deposit in Banks - Fixed annual interest rate of 4.41%	103,498	-	-	-	-	-	103,498

Marketable Securities - Linked to the Israeli CPI	138,563	-	-	-	-	-	138,563

Marketable Securities - unlinked	60,831	-	-	-	-	-	60,831

(1) See also “Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources - Debentures”.

For CPI linked financial instruments as stipulated in the table above, a one percent increase (decrease) in the CPI would cause an approximately NIS 8.6 million decrease (increase) in net income for the next year.

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

The table below provides information about the changes of the CPI and the “known" CPI index:

	CPI	The “known" CPI index
2005	2.4%	2.7%
2006	(0.1)%	(0.3)%
2007	3.4%	2.8%

The table below provides an analysis of monetary assets and liabilities by currency and linkage as of December 31, 2007:

	Israeli Currency
	Unlinked	Linked to the Israeli CPI
	NIS in thousands
Cash and cash equivalents	56,410	-
Marketable securities	60,831	138,563
Trade receivables	775,311	940
Short-term deposit	103,498	-
Other accounts receivables	97,062	23,128
Investments in an associated company	-	2,094
Other Long-term receivables	1,238	1,226
	1,094,350	165,951
Short-term credit from banks	46,781	6,712
Trade payables	978,711	-
Other accounts payables and accrued expenses	285,525	12,851
Long term loans from banks including current maturities	175,321	190,683
Debentures	-	842,686
Convertible debentures	-	143,158
	1,486,338	1,196,090
Monetary liabilities, net	(391,988)	(1,030,139)

For further information regarding market risks, see note 14 to our consolidated financial statements.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. to E. Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. We performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that the material financial and non-financial information required to be disclosed on Form 20-F and filed with the Securities and Exchange Commission is recorded, processed, summarized and reported timely within the time period specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There can be no assurance that our disclosure controls and procedures will detect or uncover all failures of persons within Blue Square to disclose material information otherwise required to be set forth in our reports. Nevertheless, our disclosure controls and procedures are designed to provide reasonable assurance of achieving the desired control objectives. Based on our evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15(d) - 15(e) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report are effective at such reasonable assurance level.

(b) Management’s Annual Report on Internal Control over Financial Reporting. Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and asset dispositions;

•	provide reasonable assurance that transactions are recorded as necessary to permit the preparation of our financial statements in accordance with generally accepted accounting principles;

•	provide reasonable assurance that receipts and expenditures are made only in accordance with authorizations of our management and board of directors (as appropriate); and

•	provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2007 based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment and this framework, our management concluded that the Company's internal control over financial reporting were effective as of December 31, 2007.

(c)  The effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 has been audited by Kesselman & Kesselman an independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited, which has audited the financial statements included in this Annual Report on Form 20-F; their report is included in Item 17.

(d) Changes in Internal Control over Financial Reporting.

As previously reported in our Annual Report on Form 20-F/A for the year ended December 31, 2006, we had identified two material weaknesses in our internal controls over financial reporting because as of such date:

(1) the Company did not maintain effective controls, including monitoring controls, over the financial closing and reporting process in connection with the nature and effect of the differences between accounting principles generally accepted in Israel and accounting principles generally accepted in the United States, as presented in note 18 to the consolidated financial statements, and

(2) the Company did not maintain a sufficient complement of personnel with an appropriate level of knowledge, experience and training, both in the application of generally accepted accounting principles in the United States and in internal control over financial reporting, commensurate with its financial reporting obligations.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our remediation activities initiated in 2006 and completed during 2007 included the following:

The improvement by the Company of its internal control over financial closing and reporting process by (i) recruiting additional accounting personnel with an appropriate level of knowledge, experience and training in US GAAP matters and (ii) retaining the services of a separate independent accounting firm (with knowledge and experience in US GAAP matters) to review all of the Company’s US GAAP calculations. Furthermore, since detection of the error in note 18 of its previously issued financial statements, the Company has provided training to its accounting personnel, both in the application of generally accepted accounting principles in the United States and in internal control over financial reporting.

Blue Square’s management has concluded that the activities undertaken above have remediated the previously reported material weaknesses in its internal control over financial reporting.

The activities noted above with respect to the remediation of the material weaknesses represent changes in our internal control over financial reporting during 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Except as provided above, there were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors has determined that Avraham Meiron is an "audit committee financial expert" as defined in Item 16A of Form 20-F and is independent in accordance with the NYSE listing standards for audit committees applicable to Blue Square.

ITEM 16B. CODE OF ETHICS

As of the date of this Annual Report, we have adopted a code of ethics that applies to our Chief Executive Officer, President, Chief Financial Officer, Corporate Controller and employees. This code of ethics is posted on our website, www.bsi.co.il/codeofethics.htm.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, served as our independent public accountants for the fiscal years ended December 31, 2006 and 2007, for which audited financial statements appear in this Annual Report on Form 20-F.

The following table presents the aggregate fees for professional services rendered by such accountants to us during their respective term as our principal accountants in 2006 and 2007.

	2006	2007
	(NIS in thousands)	(NIS in thousands)
Audit Fees (1)	1,996	2,837
Audit-Related fees (2)	355	6,57
Tax Fees (3)	464	64
All Other Fees (4)	-	775
TOTAL	2,815	4,333

(1)
Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor can reasonably provide, and include the group audit; statutory audits; comfort letters and consents; attest services; assistance with and review of documents filed with the SEC and Sarbanes-Oxley Act compliance.

(2)	Audit-related services in connection with BSRE's initial public offering and in connection with reports delivered to the Company's controlling shareholder.
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

(4)
Other Fees mainly relate to consulting services in connection with the transfer by the Company of real estate assets to BSRE and due diligence services in connection with several potential acquisitions by the Company.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Below is a list of purchases of the Company’s ordinary shares by Alon Retail during calendar year 2007:

Period	Total Number of Shares Purchased (1)	Average Price Paid Per Share (in NIS)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under Plans or Programs
August 21, 2007	89,912	52.32	N/A	N/A
August 22, 2007	7,898	52.85	N/A	N/A
August 23, 2007	17,122	54.76	N/A	N/A
August 28, 2007	33,330	56.56	N/A	N/A
August 29, 2007	17,656	56.73	N/A	N/A
August 30, 2007	24,218	56.1	N/A	N/A
September 2, 2007	20,244	56.76	N/A	N/A
September 3, 2007	105,446	57.02	N/A	N/A
September 4, 2007	192,800	57.38	N/A	N/A
September 10, 2007	70,090	57.99	N/A	N/A
September 11, 2007	25,245	57.91	N/A	N/A
November 6, 2007	87,000	53.1	N/A	N/A
(1) All shares purchased in open-market transactions and off the market private transactions

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

1.4
Amendment to Articles of Association of the Registrant adopted in February 2006 (incorporated by reference to Exhibit 1.4 to Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2005).

1.5	Amendments to Articles of Association of the Registrant adopted in June 2008.

2.1
Form of Amended and Restated Deposit Agreement among Blue Square-Israel Ltd., The Bank of New York as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit (a) to the Registration Statement on Form F-6 (File No. 333-05158)).

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

4.10
Form of Letter of Exemption and Indemnity (English translation accompanied by the Hebrew original) (incorporated by reference to Exhibit 4.14 to Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2001).

4.11	Form of Letter of Indemnity adopted in June 2008 (English translation).

4.12
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

4.13
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

4.14
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

4.16
Special Collective Bargaining Agreement made on the 21st day of January 2005 among Blue Square, the Histadrut and the National Committee of Blue Square-Israel. (English translation) (incorporated by reference to Exhibit 4.15 to Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2004).

Exhibit No.	Description

4.17
Special Collective Bargaining Agreement made on April 26, 2006 among Blue Square, the MAOF Histadrut and Blue Square-Israel Employees' Union (English translation) (incorporated by reference to Exhibit 4.16 to Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2006).

4.18
Special Collective Bargaining Agreement made on May 29, 2006 among Blue Square, the MAOF Histadrut and Blue Square-Israel Employees' Union (English translation) (incorporated by reference to Exhibit 4.17 to Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2006).

4.19	Special Collective Bargaining Agreement made on July 16, 2007 among Blue Square, the MAOF Histadrut and Blue Square-Israel Employees' Union (English translation).

4.20
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

4.22
First Schedule to Deed of Trust - Debenture Certificate for Registered Debenture (Series B) of NIS 1 par value each (out of series of NIS 200,000,000 par value Debentures (Series B)) (English translation) (incorporated by reference to Exhibit 4.20 to Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2003).

4.23	Agreement between the Registrant and Blue Square Chain (Hyper Hyper) Ltd. (incorporated by reference to Exhibit 4.21 to Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2002).

4.24
General services framework and expenses allotment agreement, dated October 11, 2005, among Blue Square, Blue Square Chain Investments & Properties Ltd. and Blue Square Chain (Hyper Hyper) Ltd., as amended (incorporated by reference to Exhibit 4.21 to Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2005).

4.25
Transfer Agreement, dated June 21, 2006, between Blue Square and Blue Square Real Estate Ltd. (English translation) (incorporated by reference to Exhibit 4.23 to Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2006).

4.26
Split Agreement, dated April 2, 2006, between Blue Square and Blue Square Real Estate Ltd. (English translation) (incorporated by reference to Exhibit 4.24 to Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2006).

4.27
Lease Agreement, dated August 13, 2006, between Blue Square and Blue Square Real Estate Ltd. (English translation) (incorporated by reference to Exhibit 4.25 to Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2006).

4.28
Lease Agreement, dated June 23, 2006, between Blue Square and Blue Square Chain Investments & Properties Ltd Blue Square Real Estate Ltd (assigned to BSRE) (English translation) (incorporated by reference to Exhibit 4.26 to Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2006).

4.29
Service Agreement, dated August 13, 2006, between Blue Square and Blue Square Real Estate Ltd. (English translation) (incorporated by reference to Exhibit 4.27 to Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2006).

Exhibit No.	Description

4.30
Underwriting Agreement, dated August 15, 2006, among Blue Square Real Estate Ltd., and Poalim I.B.I Underwriting and Issues Ltd., Africa-Israel Issues Ltd., Discount Underwriting and Issues Ltd. and various other underwriters (English translation) (incorporated by reference to Exhibit 4.28 to Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2006).

4.31
Deed of Trust (for Series A Debenture) made on August 14, 2006, by and between Blue Square Real Estate Ltd. and Hermetic Trust (1975) Ltd., together with second schedule (English translation) (incorporated by reference to Exhibit 4.29 to Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2006).

4.32
First Schedule to Deed of Trust - Debenture Certificate for Registered Debentures (Series A) of NIS 1 par value each (out of series of NIS 100,000,000 par value Debentures (Series A)) (English translation) (incorporated by reference to Exhibit 4.30 to Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2006).

4.33
Deed of Trust (for Series B Debenture) made on August 14, 2006, by and between Blue Square Real Estate Ltd. and Hermetic Trust (1975) Ltd., together with second schedule (English translation) (incorporated by reference to Exhibit 4.31 to Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2006).

4.34
First Schedule to Deed of Trust - Debenture Certificate for Registered Debentures (Series B) of NIS 1 par value each (out of series of NIS 650,000,000 par value Debentures (Series B)) (English translation) (incorporated by reference to Exhibit 4.32 to Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2006).

4.35
Document of Principles of Transaction, dated July 26, 2007, among Blue Square and Orin Provizor Holdings Ltd., M.A.Sh.- M.I.S. Ltd., Mr. Guy Provizor, and Eden Natural Health Market Ltd., as amended (English translation).

4.36	Sale Agreement, made on August 2, 2007, between Kfar Hasha'ashuim Central Warehouse Ltd. and Eldar Gil & Mahoney Assets Ltd., as amended (English translation).

8	List of Subsidiaries.

12.(a).1	Certification by CEO pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

12.(a).2	Certification by CFO pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

13.(a).1	Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.(a).1	Consent of Independent Registered Public Accounting Firm from Kesselman & Kesselman, certified public accountants (Isr.)

14.(a).2	Consent of Independent Registered Public Accounting Firm from Kost, Forer, Gabbay & Kasierer, certified public accountants (Isr.) relating to Radio Non-Stop Ltd.

14.(a).3
Consent of Independent Registered Public Accounting Firm from Kost, Forer, Gabbay & Kasierer, certified public accountants (Isr.) relating to Bee Group Retail Ltd. (formerly known as Hamachsan Hamerkazi Kfar Hasha’ashuim Ltd).

14.(a).4	Consent of an Expert dated June 25, 2008.

BLUE SQUARE - ISRAEL LTD.

2007 ANNUAL REPORT

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F1-F2

CONSOLIDATED FINANCIAL STATEMENTS IN THOUSANDS OF NEW ISRAELI SHEKEL (NIS):

Balance sheets	F3-F4

Statements of operations	F5

Statements of changes in shareholders' equity	F6

Statements of cash flows	F7-F8

Notes to financial statements	F9-F93

APPENDIX - DETAILS OF PRINCIPAL SUBSIDIARIES, PROPORTIONATELY CONSOLIDATED COMPANIES AND AN ASSOCIATED COMPANY	F94

REPORTS OF INDEPENDANT REGISTERED PUBLIC ACCOUNTING FIRM RELATING TO COMPANY'S SUBSIDIARIES	F-95-F-96

- - - - - - - - - - - - - - - - - - -

Kesselman & Kesselman Certified Public Accountants 1 Nathanson Street Telephone +972-4-8605000 Facsimile +972-4-8605001

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

BLUE SQUARE - ISRAEL LTD.

We have completed integrated audits of the 2007 and 2006 consolidated financial statements of Blue Square - Israel Ltd. and its subsidiaries and proportionately consolidated companies (collectively - "the Company”) and of its internal control over financial reporting as of December 31, 2007, and an audit of its 2005 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the consolidated balance sheets of the Company as of December 31, 2007 and 2006 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of a certain subsidiary, whose assets included in consolidation constitute approximately 4.2% of total consolidated assets as of December 31, 2006 and whose revenues included in consolidation constitute approximately 3.5% and 1.6% of total consolidated revenues for the years ended December 31, 2006 and 2005, respectively. We also did not audit the financial statements of an associated company, the Company’s interest in which as reflected in the balance sheet as of December 31, 2006 is NIS 4.8 million, and the Company’s share in profit is NIS 1.3 million for the year ended December 31, 2006. The financial statements of the above subsidiary and associated company were audited by other independent registered public accounting firm, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those companies, is based on the report of the other independent registered public accounting firm.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other independent registered public accounting firm provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other independent registered public accounting firm, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2007 and 2006 and the consolidated results of operations, and cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States.  Information relating to the nature and effect of such differences is presented in note 21 to the consolidated financial statements.

As explained in note 2a, the financial statements referred to above are presented in New Israeli Shekels, in conformity with accounting standards issued by the Israel Accounting Standards Board.

As discussed in Note 2i to the consolidated financial statements, in 2007 the Company changed the manner in which it accounts for investment property.

Internal control over financial reporting

Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s Board of Directors and management are responsible for maintaining effective internal control over financial reporting and management is responsible for the assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15(b). Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our integrated audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also includes performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

Haifa, Israel	/s/ Kesselman & Kesselman
June 23, 2008	Certified Public Accountants (Isr.)
A member of PricewaterhouseCoopers International Limited

BLUE SQUARE – ISRAEL LTD.

CONSOLIDATED BALANCE SHEETS

				Convenience translation (note 2y)
		December 31,		December 31,
		2006	2007	2007
	Note	NIS (see note 2a)		U.S. dollars
		In thousands
A s s e t s	12

CURRENT ASSETS:	15
Cash and cash equivalents	2c	186,454	56,410	14,667
Marketable securities	16a	65,287	199,394	51,845
Short-term bank deposit	16b	526,459	103,498	26,911
Trade receivables	16c	672,605	776,251	201,833
Other accounts receivable	16d	119,028	139,650	36,310
Inventories		* 377,561	453,655	117,955

Total current assets		1,947,394	1,728,858	449,521

INVESTMENTS AND LONG-TERM RECEIVABLES:

Associated companies	3b	4,762	4,948	1,287
Other long-term receivables	16e	2,618	48,289	12,556
		7,380	53,237	13,843

PROPERTY, PLANT AND EQUIPMENT, net of accumulated depreciation and amortization	4	* 1,778,755	1,860,203	483,672

INVESTMENT PROPERTY	5	* 222,057	315,778	82,106

DEFERRED TAXES	13b	16,789	22,301	5,798

INTANGIBLE ASSETS AND DEFERRED CHARGES, net of accumulated amortization	6	* 99,358	251,994	65,521

		4,071,733	4,232,371	1,100,461

* Reclassified

June 23, 2008
Date of approval of the	David Wiessman	Zeev Vurembrand	Dror Moran
financial statements	Chairman of the Board of Directors	President and Chief Executive Officer	Vice President and Chief Financial Officer

The accompanying notes are an integral part of the consolidated financial statements.

BLUE SQUARE – ISRAEL LTD

CONSOLIDATED BALANCE SHEETS

				Convenience translation (note 2y)
		December 31,		December 31,
		2006	2007	2007
	Note	NIS (see note 2a)		U.S. dollars
		In thousands
Liabilities and shareholders’ equity

CURRENT LIABILITIES:	12, 15
Credit and loans from banks	16f	211,152	137,864	35,846
Current maturities of debentures and convertible debentures	8	53,706	69,859	18,164
Trade payables		* 938,007	973,461	253,111
Other accounts payable and accrued expenses	16g	409,153	447,230	116,284

Total current liabilities		1,612,018	1,628,414	423,405

LONG-TERM LIABILITIES:
Long-term loans from banks, net of current maturities	7	112,574	281,633	73,228
Debentures, net of current maturities	8	827,558	772,827	200,943
Convertible debentures, net of current maturities	8	214,794	143,158	37,223
Other liabilities	16h	* 7,000	11,647	3,028
Deferred income taxes	13b	30,198	51,638	13,426
Liability for employee rights, net of amount funded	9	35,527	43,909	11,417

Total long-term liabilities		1,227,651	1,304,812	339,265

CONTINGENT LIABILITIES AND COMMITMENTS	10

Total liabilities		2,839,669	2,933,226	762,670

MINORITY INTEREST	16i	239,142	274,311	71,324

SHAREHOLDERS’ EQUITY:	11
Share capital -
Ordinary shares of NIS 1 par value -
Authorized: 100,000,000 shares as of December 31, 2007 and 2006; Issued and outstanding 43,372,819 and 39,692,983 shares as of December 31, 2007 and 2006, respectively		53,414	57,094	14,845
Additional paid-in capital		737,756	845,168	219,752
Retained earnings:
Dividend declared subsequent to balance sheet date		60,000	—	—
Unappropriated		141,752	122,572	31,870

Total shareholders’ equity		992,922	1,024,834	266,467

		4,071,733	4,232,371	1,100,461

*Reclassified

The accompanying notes are an integral part of the consolidated financial statements

BLUE SQUARE – ISRAEL LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

					Convenience translation (note 2y)
		2005	2006	2007	2007
	Note	NIS (see note 2a)			U.S. dollars
		In thousands (except share and per share data)

Sales	2n	5,797,018	6,515,035	6,982,350	1,815,484
Cost of sales		4,298,211	4,812,952	5,129,520	1,333,729

Gross profit		1,498,807	1,702,083	1,852,830	481,755

Net gain from adjustment of investment property to fair value		—	—	10,456	2,719

Selling, general and administrative expenses	16j	1,269,760	1,396,877	1,562,555	406,281

Operating income		229,047	305,206	300,731	78,193
Financial expenses, net	16k	(59,529)	(42,368)	(54,798)	(14,248)

		169,518	262,838	245,933	63,945

Amortization of goodwill		(6,508)	—	—	—
Other income, net	16l	690	78,022	3,355	872

Income before taxes on income		163,700	340,860	249,288	64,817
Taxes on income	13d	58,490	96,660	68,495	17,809

Income after taxes on income		105,210	244,200	180,793	47,008
Share in profits of associated companies, net		498	1,284	186	48
Minority interest in profits of subsidiaries, net		15,717	31,573	30,757	7,997

Net income for the year		89,991	213,911	150,222	39,059

Net income per Ordinary share or ADS:	17

Basic		2.32	5.46	3.55	0.92

Fully diluted		2.26	4.92	3.42	0.89

Weighted average number of shares or ADS used for computation of income per share:
Basic		38,832,663	39,207,214	42,355,339	42,355,339

Fully diluted		44,443,433	44,939,831	45,134,184	45,134,184

The accompanying notes are an integral part of the consolidated financial statements.

BLUE SQUARE – ISRAEL LTD.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

			Retained earnings
	Share capital	Additional paid-in capital	Dividend declared subsequent to balance sheet date	Unappropriated	Total
	NIS in thousands (see note 2a)

BALANCE AT JANUARY 1, 2005	52,503	754,264	—	12,543	819,310

CHANGES DURING 2005:
Issuance of shares upon conversion of convertible debentures	168	5,432	—	—	5,600
Reclassification of capital reserve related to capital gain from transaction with previous parent cooperative (see note 11d)	—	(44,900)	—	44,900	—
Gain on derivatives hedging dividend payable, net of taxes	—	—	—	407	407
Dividend paid	—	—	—	(50,000)	(50,000)
Dividend declared subsequent to balance sheet date	—	—	50,000	(50,000)	—
Net income	—	—	—	89,991	89,991
BALANCE AT DECEMBER 31, 2005	52,671	714,796	50,000	47,841	865,308

CHANGES DURING 2006:
Issuance of shares upon conversion of convertible debentures	743	22,960	—	—	23,703
Dividend paid	—	—	(50,000)	(60,000)	(110,000)
Dividend declared subsequent to balance sheet date	—	—	60,000	(60,000)	—
Net income	—	—	—	213,911	213,911
BALANCE AT DECEMBER 31, 2006	53,414	737,756	60,000	141,752	992,922

Adjustment, as of January 1, 2007, resulting from first-time adoption of a new accounting standard - amount carried to retained earnings in respect of adjusting investment property to its fair value (see note 2i)	—	—	—	50,598	50,598

BALANCE AT JANUARY 1, 2007 after first-time application of a new accounting standard	53,414	737,756	60,000	192,350	1,043,520

CHANGES DURING 2007:
Issuance of shares upon conversion of convertible debentures	3,680	107,412	—	—	111,092
Dividend paid	—	—	(60,000)	(220,000)	(280,000)
Net income	—	—	—	150,222	150,222

BALANCE AT DECEMBER 31, 2007	57,094	845,168	—	122,572	1,024,834

	Convenience translation into U.S. dollars in thousands (note 2y)

BALANCE AT DECEMBER 31, 2006	13,888	191,824	15,601	36,857	258,170

Adjustment, as of January 1, 2007, resulting from first-time adoption of a new accounting standard - amount carried to retained earnings in respect of adjusting investment property to its fair value (see note 2i)	—	—	—	13,156	13,156

BALANCE AT JANUARY 1, 2007 after first-time application of a new accounting standard	13,888	191,824	15,601	50,013	271,326

CHANGES DURING 2007:
Issuance of shares upon conversion of convertible debentures	957	27,928	—	—	28,885
Dividend paid	—	—	(15,601)	(57,202)	(72,803)
Net income	—	—	—	39,059	39,059

BALANCE AT DECEMBER 31, 2007	14,845	219,752	—	31,870	266,467

The accompanying notes are an integral part of the consolidated financial statements.

(continued - 1)

BLUE SQUARE – ISRAEL LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

				Convenience translation (note 2y)
	2005	2006	2007	2007
	NIS (see note 2a)			U.S. dollars
	In thousands
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	89,991	213,911	150,222	39,059
Adjustments required to reflect the cash flows from operating activities (a)	119,769	56,060	141,994	36,920

Net cash provided by operating activities	209,760	269,971	292,216	75,979

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchase of property, plant and equipment, investment property and software	(89,050)	(113,791)	(205,934)	(53,544)
Investment in short-term deposit	(500,028)	—	(101,487)	(26,388)
Collection of short-term bank deposit	—	—	500,000	130,005
Acquisition of minority interest	—	—	(5,000)	(1,300)
Payments on account of real estate	—	—	(45,825)	(11,915)
Collection of other long-term receivables	—	319	409	106
Grant of long-term loan	(205)	(245)	—	—
Proceeds from sale of property, plant and equipment and investment property	9,213	9,447	16,456	4,279
Purchase of marketable securities, net	—	(64,972)	(127,714)	(33,207)
Proceeds from realization of investment in a subsidiary	—	11,315	394	102
Proceeds from realization of investment in former investee company:
Consideration for shares sold	2,731	—	—	—
Amount received for assumed liabilities to banks and others	11,039	—	—	—
Acquisition of operation and subsidiaries consolidated for the first time (b)	(3,152)	482	(161,876)	(42,090)

Net cash used in investing activities	(569,452)	(157,445)	(130,577)	(33,952)

CASH FLOWS FROM FINANCING ACTIVITIES:

Issuance of shares to minority shareholders in consolidated subsidiary, net of issuance expenses	—	147,559	—	—
Issuance of debentures and convertible debentures, net of issuance expenses	—	731,225	—	—
Dividends paid to shareholders	(88,998)	(110,000)	(280,000)	(72,803)
Dividend paid to minority shareholders of subsidiaries	(22,614)	(2,500)	(50,706)	(13,184)
Receipt of long-term loans	633,169	54,670	269,364	70,037
Repayments of long-term loans	(139,167)	(809,158)	(215,143)	(55,939)
Convertible debentures repaid	—	—	(16,726)	(4,349)
Repayment of credit from long-term payables	—	—	(1,740)	(452)
Repayment of capital note to previous shareholders of subsidiary, net	(8,200)	—	—	—
Short-term loans from minority in subsidiaries	—	549	—	—
Short-term credit from banks, net	4,916	(5,190)	3,268	850

Net cash provided by (used in) financing activities	379,106	7,155	(291,683)	(75,840)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	19,414	119,681	(130,044)	(33,813)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	47,359	66,773	186,454	48,480

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	66,773	186,454	56,410	14,667

SUPPLEMENTAL DISCLOSURE OF CASH FLOW ACTIVITIES:

Cash paid during the year for interest	49,510	57,397	72,622	18,822
Cash paid during the year for income taxes	40,747	65,004	72,508	18,853

The accompanying notes are an integral part of the consolidated financial statements.

(continued - 2)

BLUE SQUARE – ISRAEL LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
	2005	2006	2007	Convenience translation (note 2y) 2007
	NIS (see note 2a)			U.S. dollars
	In thousands
(a) Adjustments required to reflect the cash flows from operating activities:

Income and expenses not involving cash flows:
Depreciation and amortization	139,199	131,154	132,726	34,510
Minority interest in profits of subsidiaries - net	15,717	31,573	30,757	7,997
Share in profits of associated companies	(498)	(1,284)	(186)	(48)
Capital loss (gain) from realization of investments in subsidiaries (see notes 3 (d)(e)	(2,345)	(54,745)	1,520	395
Gain from sale, disposal of impairment of property, plant and equipment, net	(807)	(24,572)	(4,927)	(1,281)
Net gain from adjustment of investment property to fair value	—	—	(10,456)	(2,719)
Deferred income taxes, net	18,079	8,716	(2,065)	(537)
Interest and linkage differences on long-term loans and other liabilities, net	13,736	(820)	20,013	5,204
Increase in liability for employee rights, net	1,125	7,249	6,022	1,566
Decrease (increase) in value of marketable securities, deposit and long term receivables, net	(122)	(26,648)	18,055	4,695
Changes in operating assets and liabilities:
Decrease (increase) in trade receivables and other accounts receivable	18,645	(89,573)	(64,858)	(16,864)
Increase in inventories	(42,841)	(25,914)	(15,856)	(4,123)
Increase (decrease) in trade payables and other accounts payable	(40,119)	100,924	31,249	8,125

	119,769	56,060	141,994	36,920

(b) Acquisition of operation and subsidiaries consolidated for the first time:

Assets and liabilities assumed at date of acquisition:
Working capital (excluding cash and cash equivalents)	(15,122)	1,908	(63,517)	(16,515)
Property, plant and equipment	(3,897)	(1,235)	(31,053)	(8,074)
Deferred taxes, net	(1,652)	(1,071)	8,103	2,107
Liability for employee rights upon retirement - net	147	113	2,359	613
Long-term loans	8,376	4,373	22,946	5,966
Goodwill and intangible assets arising on acquisitions	(12,354)	(1,936)	(143,344)	(37,271)
Minority interest in subsidiaries at date of acquisition	21,350	(1,539)	42,630	11,084
Investments in affiliates	—	(131)	—	—
	(3,152)	482	(161,876)	(42,090)

(c) Supplementary information on investing and financing activities not involving cash flows:

Purchasing property, plant and equipment on credit	—	13,811	5,690	1,479
Issuance of shares upon conversion of convertible debentures	5,600	23,703	111,092	28,885
Sale of property, plant and equipment on credit	—	1,537	—	—
Dividend to pay to minority in a subsidiary	—	3,000	—	—

The accompanying notes are an integral part of the consolidated financial statements.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -GENERAL:

a.	Nature of operations

Blue Square-Israel Ltd. ("Blue Square") is an Israeli corporation, which, independently and through its subsidiaries, operates in the retail industry.
Substantially all of its activities are carried out by operation of chain of supermarkets in Israel. All references to the Company include, unless the context otherwise indicates, Blue-Square and its subsidiaries. The Company markets and sells a wide range of consumer products including food and beverages, apparel, pharmaceuticals, housewares and cosmetics.

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

c.	Definitions:

Subsidiary	-
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

NOTE 1 - GENERAL (continued):

Investee company	-	a subsidiary, proportionately consolidated company or associated company.

Related parties	-	as defined in Opinion No.29 of the Israeli Institute of Certified Public Accountant.

Goodwill	-
the difference between the cost of the investment in the investee company and the Company’s share in the fair value of its underlying assets, net of the fair value of its underlying liabilities, at time of acquisition, net of the applicable taxes.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Israel (Israeli GAAP). Israeli GAAP vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and the effect of such differences, as it related to the Company, is presented in note 21.

As to adoption of International Financial Reporting Standards (IFRS) in reporting periods commencing on January 1, 2008 and thereafter, see z. below. As to the expected effect of IFRS on consolidated balance sheet data as of January 1, 2007, and as of December 31, 2007, and the consolidated statement of operations for the year ended December 31, 2007, see note 20.

The significant accounting policies which, except for changes in the accounting policy concerning investment property resulting from the first-time application, in 2007, of a new accounting standard of the Israel Accounting Standards Board (hereafter - the IsASB), were applied on a consistent basis, as follows:

a.	Financial statements presentation basis:

1)	Transition to nominal financial reporting in 2004

The Company presents its financial statements in Israeli currency (hereafter - shekels or NIS), in accordance with the provisions of Israel Accounting Standard No. 12 - “Discontinuance of Adjusting Financial Statements for Inflation” - of the IsASB, which establishes principles for transition to nominal reporting, commencing January 1, 2004 (hereafter - the transition date). Accordingly, amounts that relate to non-monetary assets (including depreciation and amortization thereon), investments in associated companies and equity items, which originate from the period that preceded the transition date, are based on the adjusted-for-inflation data (based on the Israeli consumer price index – CPI, for December 2003), as previously reported. All the amounts originating from the period after the transition date are included in the financial statements at their nominal values.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

2)
The amounts of non-monetary assets do not necessarily represent realization value or current economic value, but only the reported amounts of such assets, as described in (1) above. In these financial statements, the term “cost” signifies cost in reported amounts.

b.	Principles of consolidation:

1)
The consolidated financial statements include the accounts of the Company and its subsidiaries; as to companies consolidated for the first time- see note 3a. The companies included in consolidation are listed in the appendix to the financial statements.

2)
In addition to the fully consolidated companies as above, the consolidated financial statements include jointly controlled companies that have been consolidated by the proportionate consolidation method, as prescribed by Opinion 57 of the Israeli Institute. As to data relating to such companies included in these consolidated financial statements - see note 3c.

3)
Goodwill is presented in the consolidated balance sheets, and represents the excess of the cost of acquisition of an investment in a subsidiary over the Company’s share in the fair value of the subsidiary’s identifiable assets (including intangible assets), net of the fair value of its identifiable liabilities, net of related taxes, at the date of acquisition. Through December 31, 2005, goodwill was amortized in equal annual installments over 10-20 years, commencing in the year of acquisition. Pursuant to Standard No. 20 (As Amended), which is applied by the Company since January 1, 2006, amortization of goodwill was discontinued from the said date - see j. below.

4)	Intercompany balances and transactions have been eliminated. Profits from intercompany sales, not yet realized outside the group, have also been eliminated.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

c.	Cash equivalents

The Company considers all highly liquid investments, which include short-term bank deposits (up to three months from date of deposit) that are not restricted as to withdrawal or use to be cash equivalents.

d.	Marketable securities

Marketable securities are presented at market value. The changes in value are carried to financial expenses.

e.	Concentrations of credit risks - allowance for doubtful accounts

The Company’s sales derive from a large number of customers in Israel and the trade receivables consist mainly of receivables from credit card companies and cash. Accordingly, the Company’s trade balances do not represent a substantial concentration of credit risks at December 31, 2007. Management regularly monitors the balance of trade receivables, and the financial statements include a specific allowance computed for accounts, the collectibility of which, in the view of management, is doubtful.

f.	Inventories

Commencing January 1, 2007, the Company applies Israeli Accounting Standard No. 26 – "Inventory" (hereafter – Standard 26), which prescribes the accounting treatment for inventories and provides guidance on the determination of cost and its subsequent recognition as an expense, including the recognition and treatment of any write-down to net realizable value. Pursuant to Standard 26, inventories (mainly merchandise) are stated at the lower of cost or market, cost being determined mainly by the "first-in, first-out" method.

The Company evaluates inventory shrinkage throughout the year based on the results of periodic physical counts in its stores, and record reserves based on the results of these counts to provide for estimated shrinkage as of the balance sheet date.

Standard 26 applied retrospectively. However, since the accounting principles that have been previously used by the Company do not differ materially from the guidelines of the standard, its first-time application had no material effect on the Company's financial statements.

g.	Investment in associated companies

1)	Investment in associated companies is accounted for by the equity method.

2)
The Company reviews at each balance sheet date whether any events have occurred or changes in circumstances have taken place, which might indicate that there has been an impairment of its investments, in the associated companies.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

h.	Property, Plant and Equipment

Commencing January 1, 2007, the Company applies Israel Accounting Standard No. 27 - “Property, Plant and Equipment” (hereafter – Standard 27), which prescribes the accounting treatment for property, plant and equipment. The standard stipulates provisions for the recognition of an item of property, plant and equipment as an asset, the initial measurement of its cost, the measurement subsequent to initial recognition, as well as provisions regarding depreciation and de-recognition of an item of property, plant and equipment.

Under Standard 27, the accounting treatment of property, plant and equipment in the financial statements of the Company is as follows:

1)
An item of property, plant and equipment is measured at cost upon its initial recognition. The standard indicates that the cost of an item of property, plant and equipment includes its purchase price (including import duties and non-refundable purchase taxes, after deducting trade discounts and rebates), costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management, as well as the initial estimate of the present value of the costs of dismantling and removing the item and restoring the site on which it is located (if the Company is obligated to do so). The property, plant and equipment of subsidiaries that existed on the date of purchase by the Company, is included at fair value on date of purchasing these subsidiaries.

2)
When the payment in respect of an item of property, plant and equipment is deferred beyond normal credit terms, the difference between the cash price equivalent and the total payment is recognized as interest over the period of credit.

3)
The Company elected the cost method as its accounting policy for the measurement of its property, plant and equipment subsequent to initial recognition. Under the cost model, an item of property, plant and equipment shall be carried at its cost, less any accumulated depreciation and any accumulated impairment losses.

4)	The depreciable amount of each asset shall be allocated on a systematic basis over its useful life using the straight-line method.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

The Company depreciates separately each portion of property, plant and equipment that represents a significant part of the total cost of the item.

The annual rates of depreciation are as follows:

%

Buildings	2
Furniture, equipment and installations	6 - 33 (mainly 10%)
Motor vehicles	15 - 20
Leasehold improvements	The lower of the term of the lease or the estimated useful lives (mainly 10%)

5)
At each financial year-end, the Company reviews the residual value, the useful life and depreciation method it uses. If there have been a significant changes in the expected residual value, the useful life or significant change in the expected pattern of consummation of the future economic benefits embodied in the asset that may indicate that a change in the depreciation method is required, such changes are treated as changes in accounting estimates. In the reporting periods, no material changes, as above, have taken place with any material effect on the financial statements of the Company.

The Company has retrospectively applied the provisions of Standard 27. However, since the accounting principals that have been previously used by the Company do not differ materially from the guidelines of the standard, the application of the standard had no material effect on the Company's financial statements.

i.	Investment property

Commencing January 1, 2007, the Company applies Israel Accounting Standard No. 16 - “Investment Property” (hereafter – Standard 16), which prescribes the accounting treatment applicable for investment property. The standard sets provisions for the recognition, measurement and disclosure required for investment property in the financial statements.

Investment property is a property held to earn rentals or for capital appreciation or both, rather than for use in the production or supply of goods or services, or for administrative purposes or for sale in the ordinary course of business.

Pursuant to the provisions of Standard 16, the accounting treatment of investment property in the financial statements of the Company is as follows:

Investment property is initially measured at cost. The cost of an investment property comprises its purchase price and other directly attributable expenditures.

If payment for investment property is deferred, its cost is the cash price equivalent. The Company recognizes the difference between this amount and total payment as interest expense over the period of credit.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

The Company has elected to account for its investment property subsequent to initial recognition in accordance with the fair value model, commencing the date in which the standard became effective. Accordingly, investment property is presented at fair value, which reflects market conditions at balance sheet date. The difference between the fair value of the investment property as of January 1, 2007 and its amortized cost at that date was carried to retained earnings (see below).

Certain property interests, held by the Company under operating lease (with the Israel Land Administration) meet the definition of investment property, and therefore, classified as such.

The Company has included in its financial statements a liability in respect of estimated expected capitalization fees to the Israel Land Administration upon extension of contracts for an additional leasing period ("leasing jubilee"). The Company has also included in its financial statements a liability in respect of estimated betterment fees the Company would be required to pay to municipal committees in order to utilize unutilized rights in Company's assets.

In accordance with the provisions of the standard, since no public disclosure was given in previous periods regarding the fair value of Company’s investment property, no comparative information was presented for previous periods. Differences arising from changes in the fair value of the investment property, commencing January 1, 2007, are carried to the statements of operations. The changes in the said fair value for the year ended December 31, 2007 amounted to NIS 10,456 thousands (including a change that was recorded in respect of estimate of liabilities to the Israel Land Administration) were recognized to the Net gain from adjustment of investment property to fair value item in statement of operations for the said period. The effect on net income was NIS 6,274 thousands (net of tax and minority interest) and the effect on net income per share or ADS was NIS 0.15.

The appraisal of the investment property is based on an appraisal of O. Haushner Civil Eng. & Real Estate Appraisal Ltd. an independent appraiser, except for a single asset in which the Company holds 50%; the value of this asset was appraised based on a transaction made between the partner in the asset and a third party in 2007. The appraisals were based on current prices in an active market of similar property, of similar location and similar condition and based on the discounted forecasts and cash flows expected to arise from the assets. The discount rates taken into account in the appraisals are 8%-8.5% per year and they are determined taking into account the nature of the lessee and the types of the assets.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

The effect of applying Standard 16 on the consolidated balance sheet as of January 1, 2007:

NIS in thousands

Increase in investment property	75,969
Increase in long-term liabilities in respect of future payments to the Israel Land Administrator Authority	(2,746)
Increase in deferred taxes	(9,975)
Increase in minority interest	(12,650)
Increase in retained earnings	50,598

j.	Intangible assets and deferred charges:

Commencing January 1, 2007, the Company applies Israel Accounting Standard No. 30 - “Intangible Assets” (hereafter – Standard 30). This standard prescribes the accounting treatment for intangible assets that are not within the scope of other accounting standards. The standard stipulates how to measure the carrying amount of such assets, and requires specified disclosures in respect thereof.

Standard 30 prescribes the following accounting treatment of intangible assets in the financial statements of the Company:

The Company recognize intangible assets in its financial statements if, and only if: (a) it is probable that the expected future economic benefits that are attributable to the asset will flow to the Company; and (b) the cost of the asset can be measured reliably.

An intangible asset that qualifies for recognition as an asset, as above, is initially measured at cost.

The Company elected the cost model as its accounting policy regarding measurement of intangible assets subsequent to initial recognition, and according to this model, the intangible assets are presented at their cost, net of any accumulated amortization (applicable to intangible assets with definite useful lives) and any accumulated impairment losses.

The Company allocates the depreciable amount of intangible assets with finite useful lives over their useful lives using the straight-line method.

At each financial year-end, the Company reviews the residual value and useful lives of its depreciable intangible assets and the amortization method it is using. Significant changes, if any, in the expected residual value or the residual lives, as well as material changes, if any, in the expected pattern of consuming the economic benefits of the future economic benefits embodied in the asset that testify to the need for a change of amortization method, are accounted for as a change in accounting estimates.

Over the reported years, no such material changes have taken place with any significant effect on the financial statements.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

In addition , the Company tests annually its intangible assets with an indefinite useful lives for impairment. This test is performed more frequently whenever there is an indication that the intangible asset may be impaired.

Further, the Company tests each reporting period to determine whether events and circumstances continue to support an indefinite useful life assessment.

1.	Deferred charges in respect of operating lease agreements are amortized over the remaining leasehold period.
2.	Software rights are presented at cost net of accumulated amortization, and amortized in four equal annual installments, reflecting their useful lives.
3.
Brand name and Customer base are presented based on their attributed fair value at the date of acquisition of the said subsidiaries, and amortized in eight and fifteen equal annual installments, respectively, reflecting their useful lives.

4.	Goodwill - see b (4) above.

The Company applied the provisions of Standard 30 by way of retrospective applications. Accordingly, upon application of the standard the Company reclassified software rights – which were previously presented under "property, plant and equipment" in the balance sheet with amortized cost at December 31, 2006 of NIS 15,153 thousands, respectively - and it is now presented under "intangible assets and deferred charges".

k.	Impairment of assets

The Company reviews - at each balance sheet date - whether any events have occurred or changes in circumstances have taken place, which might indicate that there has been an impairment of property, plant and equipment and identifiable intangibles, including goodwill. When such indicators of impairment are present, the Company evaluates whether the carrying value of the asset in the Company’s accounts can be recovered from the cash flows anticipated from that asset, and, if necessary, records an impairment provision up to the amount needed to adjust the carrying amount to the recoverable amount.

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

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

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

Pursuant to Israel Accounting Standard No. 20 (as amended), which is applied by the Company since January 1, 2006, goodwill and certain intangible assets must be tested for impairment at least once a year.

l.	Convertible debentures

Commencing January 1, 2006, the Company applies Israel Accounting Standard No. 22 - "Financial Instruments: Disclosure and Presentation" (hereafter - standard 22), pursuant to which, the liability component and the equity component imputed in the convertible debentures should be recognized separately in the balance sheet. The fair value of the liability component is determined based on the customary interest rate applicable to debentures with similar features that do not include a conversion option. The remaining balance of the proceeds should be attributed to the conversion option incorporated in the debentures, and presented under shareholders’ equity. According to this standard transaction costs should be proportionately allocated to the components of the debentures. The portion of the transaction costs attributed to the liability component should be deducted from the liability and taken into account in computing the effective interest rate, and the portion of transaction costs attributed to the equity component should be deducted from shareholders’ equity.

The Company has examined the fair value of the liability component and the equity component imputed in the convertible debentures. Since the equity component is immaterial, it has not been separated.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

m.	Deferred taxes

1)
The Company applies Israel Accounting Standard No. 19 - “Taxes on Income” (hereafter - Standard 19) that prescribes the accounting treatment (recognition criteria, measurement, presentation and disclosure) required for taxes on income.

2)
In accordance with the provisions of Standard 19, the Company recognizes deferred taxes in respect of temporary differences between the amounts of assets and liabilities as reported in the financial statements and those taken into account for tax purposes; the standard requires that full recognition be given to deferred taxes in respect of all taxable temporary differences, except for the temporary difference resulting from the initial recognition of goodwill.

Deferred tax assets are recognized for all temporary differences that are tax deductible, up to the amount of the differences that are expected to be utilized in the future, against taxable income.

As to the main types of differences, in respect of which deferred taxes have been included - see note 13b.

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

5)
Taxes that would apply in the event of disposal of investments in investee companies have not been taken into account in computing the deferred taxes, as it is the Company's policy to hold these investments, not to realize them.

n.	Revenue recognition

Commencing January 1, 2006, the Company applies Israel Accounting Standard No. 25 of the IsASB - “Revenue”, which prescribes recognition, measurement, presentation and disclosure criteria for revenues originating from the sale of goods purchased or manufactured by the Company, the provision of services, as well as revenues deriving from the use of the Company’s assets by others (interest income, royalties or dividends).

Revenue is measured, as detailed below, at the fair value of the consideration received or the consideration that the Company is entitled to receive, taking into account trade discounts and/or bulk discounts granted by the entity:

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

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
Discounts, including those related to gift certificates, are recognized as a reduction of sales upon occurrence of the related sales.

Revenue from rent agreements are “net rent” agreements, which hold the tenants liable for all payment obligations. The rent revenue is recognized on a straight-line basis over the rent period.

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

o.	Club member awards

Club members participating in the Company’s programs are entitled to earn benefits upon purchasing goods, which can be utilized over a specific term to receive certain free gifts or discounts on products or receive certain products sold by the Company free of charge.
The deferred revenue in respect of the said benefits is recorded as reduction of sales when those benefits are incurred. Upon exercise of the benefits the provision is carried to sales (previous club member awards - the value of such benefits ,adjusted for benefits that are estimated to expire without utilization, is charged to cost of sales or selling expenses, according to their nature).

p.	Rebates from suppliers

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

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

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

A liability for costs to terminate a lease contract before the end of its term is recognized and measured at its fair value when the Company terminates the contract. A liability for costs that will continue to be incurred under the contract for its remaining term, when the Company ceases the use of the leasehold, and which have no economic benefits for the Company, is recognized and measured at its fair value when the Company determine ceases using the leasehold. Leasehold improvements are written off at such time. Other costs are expensed as incurred.

s.	Dividend declared subsequent to balance sheet date

Liabilities relating to dividends declared subsequent to balance sheet date are included in the accounts for the period in which the declaration was made.

The amount declared is appropriated, however, from retained earnings, and reported as a separate item in the statement of changes in shareholders’ equity under - “dividend declared subsequent to balance sheet date”.

t.	Earnings per share (“EPS”)

Commencing January 1, 2006, the Company applies the provisions of Israel Accounting Standard No. 21 of the IsASB, “Earnings per Share”. The computation of basic net income per share is generally based on earnings available for distribution to holders of ordinary shares, divided by the weighted average number of ordinary shares outstanding during the period.

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

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

u.	Linked balances and balances in foreign currency

Balances in or linked to foreign currency are presented in the financial statements at the representative exchange rates prevailing on balance sheet date.

Balances the linkage arrangements in respect of which stipulate linkage to the last index published prior to date of payment are stated on the basis of the last index published prior to balance sheet date (the index for November).

v.	Derivatives

Until September 2005, the Company declared dividend in dollars. The Company entered into forward exchange contracts in order to hedge the amount of dividend paid from changes in the exchange rate of the dollar. Gains and losses on such derivatives were carried to the amount of dividend paid.

w.	Financial instruments

Commencing January 1, 2006, the Company applies Israel Accounting Standard No. 22 of the IsASB - “Financial Instruments: Disclosure and Presentation” (hereafter - Standard 22), which prescribes the rules for presentation of financial instruments and the proper disclosure required therefore, as follows:

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

3)	As to the accounting treatment of debentures convertible into shares, see l. above.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

4)	In accordance with the transitional provisions of Israeli Accounting Standard No. 22, commencing January 1, 2006, in addition to the aforesaid, the financial statements include the following changes:

The balance of deferred issuance costs, which at December 31, 2005 amounted to NIS 1,627 thousands, has been reclassified and presented as a deduction from the amount of the liabilities to which such expenses relate. As from January 1, 2006, these expenses are deducted from the liability and are included in the computation of the effective interest rate (see l. above). Through December 31, 2005, deferred issuance costs were included under other assets and amortized according to the straight-line method.

x.	Transactions with controlling shareholders

Commencing January 1,2007, the Company applies Israel accounting Standard No.23 – "The Accounting Treatment of Transactions Between An Entity and its shareholder" (hereafter - Standard 23) that stipulates the accounting treatment of transactions with controlling shareholders including the transfer of assets, assumption of liabilities, indemnifications and waivers and granting or obtaining loans.

The application of standard 23 did not have a material effect on the financial statement of the Company.

y.	Convenience translation into U.S. dollars

The financial statements as of December 31, 2007 and for the year then ended have been translated into U.S. dollars at the representative rate of exchange on December 31, 2007 (U.S. $ 1 = NIS 3.846). The translation was made solely for the convenience of the reader.

The U.S. dollar amounts presented in these financial statements should not be construed to represent amounts receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

z.	Recently issued accounting pronouncement in Israel

Israeli Accounting Standard No. 29 of the IsASB - “Adoption of International Reporting Financial Standards (IFRS)”

In July 2006, the IsASB issued Israel Accounting Standard No. 29 - "Adoption of International Reporting Financial Standards (IFRS)" (hereafter - Standard 29). Standard 29 stipulates that companies, which are subject to the Securities Law, 1968 and are required to report - pursuant to regulations issued there under, shall draw up their financial statements under International Financial Reporting Standards (IFRS) with effect from reporting periods commencing on January 1, 2008.

IFRS is a set of standards and clarifications that has been adopted by the International Accounting Standards Board. These include:

1)	International Financial Reporting Standards (IFRS);
2)	International Accounting Standards (IAS);
3)	Clarifications by the International Financial Reporting Interpretations Committee (IFRIC) or by its predecessor, the Standing Interpretations Committee (SIC).

The Company will prepare its financial statements based on IFRS for the first time based on IFRS in the periods commencing on January 1, 2008.

The standard prescribes that companies, which currently do not draw up their financial statements under IFRS and are required or elect, as stated above, to prepare their financial statements for the first time under IFRS, shall apply the provisions specified in International Financial Reporting Standard No. 1 (“IFRS 1”) - “First-Time Adoption of International Financial Reporting Standards” in making the transition. IFRS 1, which deals with the first-time transition to reporting under IFRS, provides that, in the first annual financial statements that are drawn up under IFRS (including the interim financial statements for that year), all the latest IFRS standards in effect at the end of the reporting year in which the Company reports under IFRS, shall be applied retroactively (with the exception of certain reliefs and prohibitions, as referred to below).

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

IFRS 1 specifies two groups of exceptions to the principle of retroactive implementation: (1) exemptions from mandatory retroactive application with regard to certain topics, while providing the option to utilized all or part of those exemptions (hereafter - the exemptions), and (2) prohibitions concerning mandatory retroactive application with regard to defined topics. Pursuant to the provisions of IFRS 1, the first financial statements drawn up under IFRS shall include at least one year’s comparative data. Accordingly, a company that draws up its financial statements under IFRS for the first time for periods commencing after January 1, 2008 and elects to present comparative data for one year only shall be required, pursuant to IFRS 1, to prepare an opening balance sheet as of January 1, 2007, which shall be drawn up under IFRS (hereafter - the opening balance). In preparing this opening balance sheet, all the latest IFRS standards, as referred to above, with regard to the recognition, non-recognition, classification and measurement of all the Company's assets, liabilities and shareholders’ equity items, shall be applied. IFRS 1 also establishes certain disclosure requirements that apply to the annual financial statements that are drawn up for the first time under IFRS. Pursuant to these disclosure requirements, companies applying IFRS for the first time are required to explain what effect the transition from the previously generally accepted accounting principles (“GAAP”) to IFRS has had on the reported financial position, operating results and cash flows. In addition, companies are required to include notes providing reconciliations of the data reported under the previous GAAP, to the data reported under IFRS, in respect of their shareholders’ equity and statements of operations as of certain dates and for certain prior periods.

IFRS standards differ from Israeli GAAP and, accordingly, financial statements drawn up under IFRS might reflect a financial position, operating results and cash flows that are significantly different from those presented in these financial statements. Application of IFRS requires the Company to make suitable preparations, including making certain decisions relating to the manner of determining assets and liabilities at the transition date and with regard to setting the accounting policy on various topics.

As permitted under IFRS, as above, a company's financial statements drawn up in IFRS for the first time for the periods commencing January 1, 2008, should include comparative figures for only one year (2007). Accordingly, the opening balance of the Company will be, as above, for January 1, 2007.

In addition, Standard 29 requires companies, which draw up their financial statements under IFRS for the first time, for periods commencing after January 1, 2008, to disclose, in a note in their financial statements for 2007, balance sheet data as of December 31, 2007 and income statement data for the year ended December 31, 2007, as they would appear after applying IFRS recognition, measurement and presentation rules. According to this, these financial statements include a note to disclose the abovementioned information and additional information on the effect of adopting IFRS on the financial statements for the year ended December 31, 2007, including the opening balance and a description of the exemptions the Company elected to implement and information on the elected accounting policy that has or may have material effect on the financial statements. See note 20.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 - INVESTEE COMPANIES

a.	Acquisitions:

1)	Bee Group Retail Ltd. (formerly- Hamachsan Hamerkazi Kfar Hasha’ashuim Ltd.):

a)
In May, 2005, the Company completed the purchase of 50% of the holding of Bee Group Ltd. (hereafter - "Bee Group"), an Israeli company that operates non-food chain stores through franchises. The acquisition cost of Bee Group was allocated to its assets and liabilities based on their fair value on the date of acquisition. The balance, in the amount of NIS 12.3 million, was allocated to goodwill which until December 31, 2005 was amortized at the rate of 10% per annum (see note 2b(4)).

Under the purchase agreement, the Company has the right to appoint the majority of board of directors of Bee Group. The other 50% shareholders have only protective rights under the agreements as defined in interpretation No.5 of the IsASB. Accordingly, the Company consolidates the financial statements of Bee Group as from June 30, 2005.

The consolidated statements of operations for the year 2005 includes the Company’s share in the profits of Bee Group for the period from July 1, 2005 to December 31, 2005.

The total acquisition price in the amount of NIS 25 million consists of cash payment of NIS 3.2 million for the shares and NIS 21.8 million, which was granted as a capital notes. The capital notes are unlinked and interest free.

The purchase agreement determined that the capital notes repayment will be comprised of distributable earnings but not in excess of 50% of such earnings and that the other shareholders in Bee Group will be entitled consequently to a preferred dividend in amount equal to the notes repayment on such date, up to the full repayment of the notes.

In 2006, Bee Group decided to repay NIS 3 million of the notes.

b)
In April 2007, the Company purchased an additional 10% of the issued and paid-up share capital of Bee Group in consideration of approximately NIS 5 million, out of which NIS 1.8 million was allocated to Goodwill.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 - INVESTEE COMPANIES (continued):

2)	Vardinon Textiles Ltd.( hereafter – “Vardinon”)

In April 2007, Bee Group completed its acquisition of 85.8% of the shares conferring ownership and control of Vardinon Textiles Ltd. (hereinafeter - "Vardinon"), an Israeli public company the shares of which are traded on the Tel-Aviv Stock Exchange ("TASE"). Vardinon imports, designs and distributes home textile products and accompanying accessories, which are distributed mainly through Vardinon's chain of 29 stores. The consideration for the acquisition was approximately NIS 38.1 million.

The acquisition cost was allocated to the assets and liabilities of Vardinon based on their fair values on the date of acquisition. The acquisition generated Goodwill of NIS 10.3 million, brand name of NIS 3.3 million and customer base of NIS 0.8 million based on purchase price allocation.

During December 2007, Bee Group has sold approximately 1.2% of it’s investment in Vardinon's share in exchange for NIS 0.4 million, equivalent to its initially cost.

The financial statements of Vardinon have been consolidated for the first time in 2007. The consolidated statements of operations for the year 2007 includes the share in the profits of Vardinon for the period from the date of acquisition to December 31, 2007.

3)	Eden Briut Teva Market Ltd. (hereafter - "Eden")

In October 2007, the Company completed its acquisition of 51% of the outstanding shares of Eden, a private Israeli retail company established in 2003, currently operating two supermarket stores, specializing in organic, natural and health food products. The consideration for the acquisition was approximately NIS 22.5 million. In addition, the Company provided Eden with shareholder loans in the amount of NIS 47 million: NIS 33 million- long-term owners' loan. The loan is linked to the CPI and bears annual interest of 4%. The loan would be repaid commensurate with the distribution of a preferred dividend in Eden to the other shareholders, based on their shareholdings in Eden and NIS 14 million- short-term owners' loan. The loan bears an interest similar to interest payable on short term loan of the acquiring company. Interest is payable on a quarterly basis. Principal would be repaid in accordance with Eden's ability to do so. Should the terms for grant a bonus of $ 5 million to the CEO be met, half of the short-term owners' loan provided by the acquirer would be considered to be a owners' loan that is subject to the terms of the long-term owners' loan, as above. Should one of the terms for grant of bonus to the CEO be met, one quarter of the owners' loan provided by the acquirer would be considered to be an owners' loan that is subject to the terms of the long-term owners' loan, as above.

The acquisition also provides for the Company to supply all guarantees and financing required in connection with Eden's operations in the future.

The payment of the bonus to Eden's CEO is stipulated upon the satisfaction of various thresholds. According to EITF 98-5, since Eden's CEO is obligated to continue working in Eden, the Company provides for salary expenses in respect of possible future bonus payments.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 - INVESTEE COMPANIES (continued):

The acquisition generated Goodwill of NIS 39.9 million and brand name of NIS 3.4 million based on purchase price allocation.

The financial statements of Eden have been consolidated for the first time in 2007. The consolidated statements of operations for the year 2007 includes the share in the profits of Eden for the period from the date of acquisition to December 31, 2007.

4)	Naaman Porcelain Ltd.(hereafter - “Naaman”)

On October 31, 2007, Bee Group completed the acquisition of 57.87% (51.5% on a fully diluted basis) of the shares of Naaman Porcelain Ltd. (hereafter- "Naaman") - a public company, the shares of which are quoted in the Tel-Aviv stock exchange; Na'aman is engaged in the field of housewares in consideration for NIS 101 million (including NIS 1 million relating to acquisition costs).

The acquisition generated Goodwill of NIS 51.8 million, customer base of NIS 25.7 million and brand name of NIS 4.1 million based on purchase price allocation.

The financial statements of Naaman have been consolidated for the first time in 2007. The consolidated statements of operations for the year 2007 includes the share in the profits of Naaman for the period from the date of acquisition to December 31, 2007.

Following are data relating to Vardinon, Eden and Naaman included in the 2007 consolidated statements:

December 31, 2007
NIS in thousands
Balance sheet:
Assets:
Current assets	148,236
Property, plant and equipment	32,617
Goodwill and Intangible assets arising from acquisition, net of accumulated amortization	140,386
Liabilities:
Current liabilities	54,889
Long-term liabilities	56,167
Minority interests	40,177

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 - INVESTEE COMPANIES (continued):

For the period from date of acquisition of each of the subsidiaries to December 31, 2007
NIS in thousands
Statements of operations:

Sales	88,606
Cost of sales	43,307
Income before taxes on income	4,507
Net income	3,384

b.	Investment in an associated companies:

Composition:

	December 31,
	2006	2007
	NIS in thousands
Shares:

Cost of shares	402	402
Share in undistributed profits accumulated since acquisition	2,266	2,452
	2,668	2,854
Perpetual capital notes (a)	1,378	1,378
Long-term loans (b)	716	716
	4,762	4,948

(a)	Perpetual capital notes are linked to the Israeli CPI and bear interest at an annual rate of 5%.
(b)	The loans are linked to the Israeli CPI and bear interest at an annual rate of 4.5%. The repayment date has not yet been determined.

c.	Proportionately consolidated companies:

Following are data of the jointly controlled entities (see list in the appendix) - on the basis of the Company's percentage of holding (50%) - as reflected in the Company's consolidated financial statements:

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 - INVESTEE COMPANIES (continued):

1)	Balance sheet data:

	December 31,
	2006	2007
	NIS in thousands

Current assets	11,120	4,592
Non-current assets, without investment property	13,982	12,759
Investment property	50,323	88,928
Current liabilities	8,395	2,962
Long-term liabilities	1,039	3,560

2)	Operating results data:

	2005	2006	2007
	NIS in thousands

Revenues	8,769	7,706	9,535
Costs and expenses	5,888	2,923	1,952
Net gain from adjustment of investment property to fair value	—	—	2,570
Net income	2,142	4,323	8,852

3)	Cash flows data:

	2005	2006	2007
	NIS in thousands

Net cash provided by operating activities	9,259	12,136	10,912
Net cash used in investing activities	(112)	(144)	(21,379)
Net cash used in financing activities	(410)	(830)	(299)

d.	Transfer of real estate assets to a new subsidiary

In June 2006, the Company completed the transfer of its directly owned real estate assets (excluding real estate owned by its subsidiary, Blue Square Chain Investment Properties Ltd., hereinafter - "BSIP") and certain liabilities, to a new fully owned subsidiary - Blue Square Real Estate Ltd. (hereinafter - “BSRE”).

The transfer of the real estate assets was effective as of December 31, 2005, and was in accordance with the provisions of the Israel Tax Authority’s approval dated May 4, 2006, to the Company’s application for a ruling, pursuant to sections 104A and 105A(2) of the Israeli Income Tax Ordinance. The Company leases from BSRE, for a period of at least 10 years beginning on January 1, 2006, all the directly owned assets in which it is currently operating stores.

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

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 - INVESTEE COMPANIES (continued):

The Series A debentures are to be redeemed in four equal annual installments on August 31 of each year in the period 2013-2016 (inclusive). The Series A debentures are linked (principal and interest) to the known Israeli consumer price index (“CPI”) and bear interest at an annual rate of 6.25%, which is payable every six months, on February 28 and August 31 of each year from 2007 until the final redemption of the debentures. The Series A debentures are convertible into registered BSRE ordinary shares of NIS 1 par value from the date that they are first listed for trade on the stock exchange through August 16, 2016, except during the periods from August 17 through August 31 in each of the years between 2013-2015 (inclusive). Until August 31, 2008, the conversion will be effected at the rate of NIS 100 par value of registered Series A debentures (NIS 96.83 par value after an adjustment on March 25, 2008, due to distribution of cash dividends) for each ordinary share of NIS 1 par value; after that date and through August 16, 2016, the conversion rate will be NIS 300 par value of registered Series A debentures (NIS 290.48 par value, after an adjustment on March 25, 2008, due to distribution of cash dividends) for each ordinary share of NIS 1 par value. The Conversion rate is subject to adjustments in the event of distribution of cash dividends.

The Series B debentures are to be redeemed in four equal annual installments on August 31 of each year in the period 2013-2016 (inclusive). The Series B debentures are linked to the known CPI and bear interest at an annual rate of 4.7%, which is payable every six months, on February 28 and August 31 of each year from 2007 until the final redemption of the debentures.

The offering was completed in August 2006 and BSRE received net proceeds of NIS 878,944 thousands (after deducting issuance expenses totaling NIS 32,465 thousands), allocated as follow: NIS 622,994 thousands as debentures, NIS 108,231 thousands as convertible debentures and NIS 147,559 thousands as equity.

The Company held 100% of the share capital of BSRE prior to the offering. Following the offering, the Company holds 80% of the share capital of BSRE. In the event of full conversion of the Series A debentures prior to August 2008, the Company’s holdings in BSRE would decrease to approximately 74.1%.

The Company’s capital gain from the aforesaid offering amounted to NIS 48,570 thousands, see note 16l.

e.	On December 7, 2006, the Company completed the sale of approximately 0.7% of BSIP’s share capital for a consideration of approximately NIS 11.3 million.
Due to this sale, the Company recognized a capital gain of approximately NIS 6 million, see note 16l.

f.	As to a commitment of the Company in connection with acquisition of Diners Israel, see note 10(b).

g.	The list of principal investee companies is presented in the appendix to the financial statements.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 - PROPERTY, PLANT AND EQUIPMENT

a.	Composition of assets and the accumulated depreciation and amortization thereon, grouped by major classifications, and changes therein in 2007, are as follows:

	Land and buildings including Leasehold rights (1)	Leasehold improvements	Furniture, equipment and installations	Motor vehicles	Total
	NIS in thousands
Cost:

Balance at January 1, 2007 (2)	1,515,641	494,573	1,335,967	19,344	3,365,525
Additions	19,286	38,710	116,471	238	174,705
Disposals	—	(1,682)	(18,353)	(3,822)	(23,857)
Changes due to acquisitions of subsidiaries consolidated for the first time	—	18,297	29,594	8,891	56,782

Balance at December 31, 2007	1,534,927	549,898	1,463,679	24,651	3,573,155

Accumulated depreciation and amortization:

Balance at January 1, 2007 (2)	258,957	321,104	946,651	11,814	1,538,526
Additions	19,999	32,001	82,879	2,031	136,910
Eliminated on disposals	—	(1,500)	(12,962)	(3,114)	(17,576)
Changes due to acquisitions of subsidiaries consolidated for the first time	—	7,662	14,896	3,171	25,729

Balance at December 31, 2007	278,956	359,267	1,031,464	13,902	1,683,589
Impairment of property, plant and equipment (see b below)	12,989	5,614	10,760	—	29,363

Net book value at December 31, 2007	1,242,982	185,017	421,455	10,749	1,860,203

Net book value at December 31, 2006	1,229,794	169,432	371,999	7,530	1,778,755

(1)	Certain real estate assets which had been transferred to the Company from the previous parent cooperative are in the process of being registered under the name of the Company.
(2)	Reclassified - see notes 2i and 2j.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 - PROPERTY, PLANT AND EQUIPMENT (continued):

b.
During 2005 the Company recorded a reversal of impairment provisions resulting in the net amount of NIS 0.1 million. This was the result of recording an impairment provision of NIS 15.5 million in respect of certain stores, against which was offset the reversal in the impairment provision in respect of other stores that had been recorded in previous years in the amount of NIS 15.6 million.

During 2006 the Company recorded a reversal of impairment provisions resulting in the net amount of NIS 22.8 million. This was the result of recording provision of NIS 11.5 million for the first time in respect of certain stores, against which was offset the reduction in the impairment provision in respect of other stores that had been recorded in previous years in the amount of NIS 34.3 million.

During 2007 the Company recorded a reversal of impairment provisions resulting in the net amount of NIS 13.5 million. This was the result of recording provision of NIS 18.7 million for the first time in respect of certain stores, against which was offset the reduction in the impairment provision in respect of other stores that had been recorded in previous years in the amount of NIS 32.2 million.

Impairment provisions or the reversal of such provisions are included in other income, net, see note 16l.

In calculating the impairment for the reported years, based on discounted expected future cash flows, the Company used a discount rate of 8% (before tax).

The balance of the impairment provision as of December 31, 2007 and 2006, is after a reduction for depreciation corresponding to the depreciation of the related assets and after elimination of the portion of the provision relating to assets that were disposed of during the year.

c.	Additional details:

1)	Composition of net book value of land and buildings as of December 31, 2007:

NIS
In thousands
Ownership	564,496
Capitalized leaseholding for a period of 999 years	35,654
Capitalized leaseholding from the Israel Land Administration for periods ending 2010-2053 (including the option period which is relevant for some of the lands).	642,832
1,242,982

2)	Part of the ownership rights and leasehold rights have not been technically recorded in the name of the companies.

d.	As to liens placed on assets, see note 12.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 - INVESTMENT PROPERTY:

The changes in the carrying value of investment property for the year ended December 31, 2007 are as follows:

NIS in thousands
Balance as of December 31, 2006 (1)	222,057
Fair value adjustment, resulting from first-time adoption of a new accounting standard (see note 2i)	75,969
Balance of investment property as of January 1, 2007	298,026
Acquisition (2)	21,339
Disposals	(14,978)
Net gain from adjustments of investment property to fair value (3)	11,391
Balance of investment property as of December 31, 2007	315,778

(1)	Reclassified-see note 2i.

(2)
On March 20, 2007, BSRE, Kibbutz Einat Agricultural Cooperative Society Ltd. (hereafter - "the Kibbutz"), Einat Bar Agricultural Cooperative Society Ltd. (hereafter - "Einat Bar") and Einat Yielding Real Estate Agricultural Cooperative Society Ltd. (hereafter - "the Society" or "Einat Real Estate") signed an agreement (hereafter - "the Agreement") whereunder BSRE would be allocated 50% of the cooperative society Einat Real Estate, the purpose of which is to hold and develop real estate rights transferred thereto by the Kibbutz. On August 26, 2007, BSRE's joining to Einat Real Estate was approved and according to the agreement BSRE has been allocated at this date 50% of the rights in Einat Real Estate.

BSRE paid Einat Real Estate a consideration of NIS 21.3 million (hereafter - "the consideration").

The Israel Lands Administration (hereafter - "the Administration") has not yet approved the request to transfer of the Kibbutz rights to Einat Real Estate in accordance with the development agreement. The Kibbutz negotiates a settlement for the transfer of rights as above with the Administration. To secure the transfer of rights the Kibbutz has provided BSRE with securities.

(3)	Update of land appraisals -

In December 2007, the Company has updated the appraisals referred to in note 2i.
The fair value of the investment property items was determined by O. Haushner Civil Eng. & Real Estate Appraisal Ltd. an independent qualified appraiser who is a member of the Real Estate Appraisers Association in Israel - based on the current prices in an active market for similar property, locations and conditions, and based on the discount of the cash flows that are expected to arise from the assets. The range of discount rates used by the appraiser are 8%-8.5% per annum.

The Company records in its accounts a liability for payment of selling taxes when an event that brings about such a liability occurs; accordingly, the Company did not record in its accounts a liability for selling tax.
In January 2008, an amendment to the Land Taxation Law was enacted that cancels the selling tax as from January 1, 2008.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - INTANGIBLE ASSETS AND DEFERRED CHARGES:

a.	Composition of intangible assets and the accumulated amortization thereon, grouped by major classifications, and changes therein in 2007, are as follows:

	Goodwill	Deferred charges	Software	Brand name	Customer base	Total

Cost:

Balance at January 1, 2007	120,363	1,230	* 60,375	2,623	215	184,806
Additions	—	5,734	10,727	—	—	16,461
Changes due to acquisitions of subsidiaries consolidated for the first time	106,241	2,045	—	10,983	25,869	145,138

Balance at December 31, 2007	226,604	9,009	71,102	13,606	26,084	346,405

Accumulated amortization:

Balance at January 1, 2007	39,252	—	* 45,222	954	20	85,448
Additions	—	1,224	6,742	612	385	8,963

Balance at December 31, 2007	39,252	1,224	51,964	1,566	405	94,411

Net book value at December 31, 2007	187,352	7,785	19,138	12,040	25,679	251,994

Net book value at December 31, 2006	81,111	1,230	* 15,153	1,669	195	99,358
*	Reclassified- see note 2j.

b.	The amortization of intangible assets in 2007, in the amount of NIS 9 million was carried to selling, general and administrative expenses.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - LONG -TERM LOANS FROM BANKS:

a.	Composition:

	Weighted
	interest	December 31,
	rate	2006	2007
	%	NIS in thousands

NIS - Linked to the Israeli CPI	(1) 5.45	169,407	190,683
NIS - Unlinked (2)		115,252	175,321
		284,659	366,004

Less - current maturities		(172,085)	(84,371)
		112,574	281,633

(1)	Weighted average interest rate as of December 31, 2007.

(2)
As of December 31, 2007 includes approximately NIS 66 million at variable interest (average annual rate as of December 31, 2007 - 5.18%, for the major part of these loans, based on PRIME minus 0.32%). The balance of approximately NIS 109 million is at a fixed annual interest rate of 6.92%.

b.	The long-term loans are repayable in the years subsequent to the balance sheet date as follows:

	December 31,
	2006	2007
	NIS in thousands
First year – current maturities	172,085	84,371
Second year	53,856	90,083
Third year	46,227	55,863
Fourth year	12,491	39,583
Fifth year and afterwards	—	96,104
	284,659	366,004

c.	Other terms:

As of December 31, 2007, Bee Group and its investee companies have loans in a total amount of approximately NIS 141 million, whereby the companies have undertaken to meet certain financial covenants.

As of December 31, 2007, Bee Group did not comply with one of the financial covenants regarding a loan of approximately NIS 36 million. On April 15, 2008 the lender has agreed on changing the unfulfilled covenant (effective until January 5, 2009). As a result, Bee Group has complied with the new financial covenants. As for the remaining loans, Bee Group is in compliance with the financial covenants.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - DEBENTURES AND CONVERTIBLE DEBENTURES:

a.	Composition

	December 31,
	2006	2007
	NIS in thousands
Convertible debentures:
Issued by the Company	160,544	34,984
Issued by BSRE (1)	107,956	108,174
	268,500	143,158

Less - current maturities	53,706	—
	214,794	143,158

Other debentures:
Issued by the Company	203,679	209,578
Issued by BSRE (1)	623,879	633,108
	827,558	842,686

Less - current maturities	—	69,859
	827,558	772,827
(1) see note 3d.

b.	In August 2003, the Company issued NIS 400 million par value debentures to institutional investors in consideration for their par value as follows:

(1)	200 million registered debentures (Series A) of NIS 1 par value each.

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

Accordingly, one third of the par value of these debentures outstanding as of December 31, 2007, was classified as current liabilities.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

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

The debentures (Series B) are convertible to ordinary shares of the Company at a conversion ratio that is subject to adjustments in the event of distribution of bonus shares and cash dividends and the issuance of rights. As of December 31, 2007 the conversion ratio is that each NIS 23.553 par value of debentures are convertible to one ordinary share of 1 NIS par value. The aforementioned conversion ratio is after adjustment for cash dividends distributed since the date of issuance of the debentures (Series B) until balance sheet date (see also note 11b).

The terms of the debentures provide that the holders of the debentures will not be entitled to request the Company to register for trading on the New York Stock Exchange any shares derived from the conversion of the debentures (Series B). Such shares will be traded only on the Tel Aviv Stock Exchange (TASE).

On August 5, 2007, third (16,727,579 NIS 1 par value) of the remaining convertible debentures (Series B) as of that date were repaid to the holders of the debentures.

As to the conversion of debentures into company shares in the course of 2007, see note 11c.

c.	Other terms:

(1)
The terms of the debentures (Series A and Series B) provide that in the event that the shares of the Company are delisted from trading on the TASE, and/or in the event that the shares of the Company are no longer held by the public and/or in the event that Maalot The Israeli Securities Rating Company Ltd. ("Maalot") reduces the Company’s rating to BBB or lower, then within three months from one of the abovementioned events the Company, subject to the then prevailing law, will offer to acquire the debentures at a price equivalent to the price of debentures of the same type reflecting a return of 2.5% in excess of the return on Government debentures with an average life similar to the remaining average life of the debentures of that series as of the date of the offer, but in no event will the price exceed the carrying value of the debentures of that series.

(2)
In connection with the rating for the said debentures by Maalot, in July 2003 the Board of Directors of the Company resolved that the Company will not distribute dividends in quarters in which the Company does not meet the following financial covenants:

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

a)
For the period from date of issuance of the debentures until June 30, 2006, the ratio between the Company’s monetary liabilities (as defined by Maalot) and the cumulative EBITDA in the preceding four quarters was less than 3.5, and for the period from the aforementioned date, the ratio is less than 3.

b)	The ratio between the carrying amount of property, plant and equipment on which a lien is not recorded and the Company’s monetary liabilities (as defined by Maalot) will exceed 1.2.

As of December 31, 2007, the Company meets the aforementioned financial covenants.

d.	As to the changes in the presentation of debentures, commencing January 1, 2006 see also note 2l.

NOTE 9 - LIABILITY FOR EMPLOYEE RIGHTS NET OF AMOUNT FUNDED:

a.	Severance pay

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

The accrual for unutilized sick leave included in the financial statements is based on an actuarial calculation (which takes into account estimated employee turnover, future wage levels, etc.)

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - LIABILITY FOR EMPLOYEE RIGHTS NET OF AMOUNT FUNDED (continued):

c.	The balance sheet liability for employee rights upon retirement, and the amount funded with severance pay funds, are composed as follows:

	December 31,
	2006	2007
	NIS in thousands

Accrued severance pay	33,385	40,506
Less - amounts funded	17,593	19,999

	15,792	20,507
Provision in respect of unutilized sick leave	19,735	23,402

	35,527	43,909

The Company may only make withdrawals from the severance pay funds for the purpose of paying severance pay.

NOTE 10 - CONTINGENT LIABILITES AND COMMITMENTS:

a)	Contingent liabilities:

1.
From April 2000 to May 2003, the Israeli Antitrust Authority conducted an investigation into alleged restrictive trade arrangements between major supermarkets chains in Israel and large suppliers. During the investigation, an inquiry was conducted in the Company's offices and a former CEO and other senior officers were questioned.

On January 5, 2005, the Commissioner of the Israeli Antitrust Authority issued his position regarding “commercial restrictive practices between the dominant food suppliers and the major supermarket retail chains”. According to the Commissioner’s position, some of these practices were found to be restrictive trade agreements under the antitrust laws. The Commissioner prohibited these practices unless approved by the Restrictive Trade Practices Court or exempted by the Commissioner himself.

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

After the publication of the position paper, the Commissioner stated his position that these directives constitute a position paper, which is “intended to provide the guidance concerning the normative status of various practices in the food retail industry as perceived by the Antitrust Authority”. The Commissioner indicated that this document does not have normative status.

The Company has been applying most of these directives among others, by adopting an internal compliance program.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - CONTINGENT LIABILITES AND COMMITMENTS (continued):

Presently the Company has no knowledge of how, if at all, its business would be affected should the Commissioner take any action against it, with respect to those issues under dispute, which to the Company's opinion are legal based on consultations with its legal counsel.

In August 2006, the Restrictive Trade Practices Court approved a consent decree reached between the Commissioner and certain food suppliers. The consent decree is directed at the food suppliers listed therein and stipulates various prohibitions, conditions and restrictions that apply to these suppliers with regard to certain practices. The consent decree addresses the following arrangements: Reduction in the number of suppliers, acquisition of shelf and off-shelf display space, category management, discounts and rebates in exchange for meeting sales targets, setting market share, exclusivity in sales, price dictation by supplier, and shelve arrangements.

As to shelve arrangements: whereas in his position document, the Commissioner determined that the use of suppliers’ representatives to physically arrange the shelves in the chains’ stores constitutes a restrictive arrangement, the suppliers disagree with this position, and the Commissioner agreed not to take enforcement measures with regard to such arrangements for 30 months, so long as such arrangements satisfy certain conditions. As of the date of this Annual Report, the Company is examining its compliance in light of the Commission's position and the consent decree.

The consent decree clarifies that nothing in the provisions contained therein prevents the chain from allocating shelf space at its own independent discretion, even if such allocation exceeds half the available shelf space, so long as there is no involvement or interference from the supplier and so long as there is no prior coordination or understanding with said supplier.
The Company is not a party to the consent decree; however, it could nevertheless have an effect on the practices of the Company’s suppliers and indirectly on the Company. At this stage, the Company cannot estimate the effect of the the Commissioner's position and the consent decree on its financial results.

2.
In 2002, the Commissioner of the Antitrust Authority announced that the arrangements relating to the gift certificates issued by the Company and other supermarket chains apparently constitute a restrictive arrangement pursuant to the Israeli antitrust law. At this stage, the Company cannot assess the impact of the aforementioned announcement on its business. Following the announcement, the Company decided to cease issuing the gift certificates jointly with other supermarket chains and are presently issuing its own gift certificates.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - CONTINGENT LIABILITES AND COMMITMENTS (continued):

3.
The operation of the Company’s supermarkets in Israel requires permits from municipal authorities, which are conditioned on the prior approval of various agencies, including the Health and Environment ministries and the Police and Fire Departments. Some of these permits are currently in the name of the Co-Op Blue Square Services Society, or the Co-Op, our former controlling shareholder, and entities other than the Company, and have not yet been transferred or re-issued to the Company. Furthermore, as a result of the hostilities between Israel and the Palestinians, the relevant authorities, including the police, have required the Company to adopt various security measures. These safety requirements prescribe extensive investment in safety equipment, the retaining of security personnel and may lengthen the time dedicated for obtaining permits from the municipal authorities. In the event that the Company is unable to obtain or maintain the required permits, it may be required to close the affected stores or take other action. However, the Company does not anticipate that not obtaining the necessary permits will have a material adverse effect on its business.

4.
In November 2001 a claim was filed against the Company, the company for Drink Containers Collection Corporation Ltd., and other supermarket chains in connection with fulfillment by these defendants of provisions of the Law for Deposits on Beverage Containers, 1999 (which became effective on October 1, 2001). The plaintiffs have requested to certify the claim as a class action in the amount of approximately NIS 250 million. In January, 2003, the Tel Aviv District Court dismissed the motion to certify the said claim as a class action. In November 2007, the Supreme Court dismissed the appeal filed by the plaintiffs.

5.
In February 2008, a claim was filed against the Company and other defendants, including companies involved in the marketing of eggs and other food marketing chains. The plaintiffs have requested to certify the claim as a class action. The claim alleges that the defendants market and/or display for purchase eggs that are classified as "Super Fresh Eggs" which are not subject to Israeli regulatory price controls, and are thus minimizing the shelf space and/or display of eggs that are subject to regulatory price controls.  According to the claim, the defendants allegedly derive a higher profit margin from the sale of such "Super Fresh Eggs" instead of the regulated eggs.  The claim alleges that the defendants coordinated their actions among each other, and that the defendants and the companies involved in the marketing of eggs are misleading consumers in violation of applicable consumer protection laws. The plaintiff's personal claim is estimated at NIS 240 and if the claim is certified as a class action, the approximate claim against all the defendants is estimated at NIS 1.1 billion.  The claim requests relief in the form of monetary compensation and a mandatory injunction to stop the current actions that are allegedly misleading the consumers. At this preliminary stage of the proceedings, the Company is unable to evaluate its likelihood of success in the proceedings, including the likelihood that the claim will be certified as a class action.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - CONTINGENT LIABILITES AND COMMITMENTS (continued):

6.
In June 2008, a claim was filed against our subsidiary, Blue Square Chain (Hyper Hyper) Ltd. (hereafter - Hyper Hyper) and other defendants, in connection with the marketing of ink cartridges. The plaintiffs have requested to certify the claim as a class action. The claim alleges that the defendants coordinated the prices of certain Hewlett-Packard ("HP") ink cartridges sold by them in a manner that allegedly constitutes an agreement in restraint of trade. According to the claim, the defendants allegedly sell HP ink cartridges for a higher price than the price charged for such ink cartridges by smaller retailers. The plaintiff's personal claim is estimated at NIS 496, and if the claim is certified as a class action, the approximate claim against all the defendants is estimated by the plaintiff at NIS 81 million. The claim requests a declaratory relief of an agreement in restraint of trade, monetary compensation and an injunction to stop the alleged price coordination.

At this preliminary stage of the proceedings, it is unable to evaluate its likelihood of success in the proceedings, including the likelihood that the claim will be certified as a class action.

7.
The Company is involved in various other legal or other proceedings incidental to the ordinary course of its business. Management of the Company believes, based upon the opinions of the legal advisers handling the claims, that the amounts provided in the financial statements are sufficient under the circumstances, and that none of these proceedings, individually or in the aggregate, will have a material adverse effect on its business, financial position or operating results.

8.
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

9.
In July 2005, the Income Tax Authority issued a notice of a deduction assessment for the years 2001- 2004 to the Company. The amount claimed under these assessments totaled NIS 34 million, and primarily relates to certain benefits granted to employees in the Company’s branches. In November 2005, several senior employees were questioned under warning, with respect to these benefits. Following these assessments and after the rejection of the Company's position on the matter, Income Tax Authority issued to the Company deduction assessment orders for the years 2001- 2004 in the amount of approximately NIS 44 million. The Company filed appeals with the District Court contesting these assessment orders which as of the filing of this Annual Report are still pending. In the opinion of the Company and its advisors, the provisions included in the Company financial statements are sufficient to cover the potential liabilities.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 -CONTINGENT LIABILITES AND COMMITMENTS (continued):

10.
In July 2007, the Israeli Tax Authority issued to the Company Value Added Tax assessment for the years 2001- 2006 in the amounts of approximately NIS 22 million in connection with the subject matter of the foregoing deduction assessments as specified in clause 9. The Israeli Tax Authority did not accept most of the Company's position, although it agreed to deduct the total amount to NIS 16.3 million. The Company has not yet decided whether to file an appeal with the District Court. In the opinion of the Company and its advisors, the provisions included in the Company financial statements are sufficient to cover the potential liabilities.

b)	Commitments:

1.
On December 26, 2006, all conditions precedent for the completion of the agreement between the Company and Dor Alon Energy (1988) Ltd., a related party, (hereafter - Dor Alon), the first party, and Cal - Israel Credit Cards Ltd. (hereafter - CAL) and Diners Club Israel Ltd (hereafter - Diners Israel), a subsidiary of CAL, the second party, were satisfied.

According to the said agreement, the Company and Dor Alon jointly purchased from CAL 49% of the issued share capital of Diners in consideration for a total amount of approximately NIS 21.3 million (hereafter - the Consideration). The holdings of the Company and Dor Alon in the issued share capital of Diners are as follows: The Company - 36.75% and Dor Alon - 12.25%. The consideration was financed through a non recourse loan provided by CAL to the Company and Dor Alon. The loan is for a period of 8 years, and it is linked to the CPI and bears interest in an annual rate of 6%. The loan will be repaid in a single payment at the end of the period. The loan and interest are secured only by the shares of Diners. Both parties can cancel the agreement if, at the end of a period of 4 years and/or 6 years, the number of credit cards will not exceed a pre-agreed quantity, as set in the agreement, or if the loyalty plan ceases to function or the customer club agreement (referred to in a below) is terminated.

Futhermore, the Company and Dor Alon are entitled to receive income arising from the activity of the loyalty program, in proportion to their holdings in the shares of Diners. The entitlement of the Company and Dor Alon to participate in the income from that activity of Diners, which is not part of the loyalty program’s activity, is contingent upon meeting some milestones in defined periods of times as specified in the agreement. As of the date of this report, the entitlement has not yet been established as aforementioned, and hence, the Company has not presented its share in the investment in Diners, and in conjunction, no liability was recorded in respect of its share in the said loan. The Company and Dor Alon will be entitled, under certain conditions and during a pre-defined period, to purchase the right to participate in the income of Diners, against a one-time payment.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - CONTINGENT LIABILITES AND COMMITMENTS (continued):

In addition, the Company entered two additional agreements:

a.
An agreement between the Company and Dor Alon for the establishment of a joint loyalty club for the benefit of the customers of the Company and Dor Alon under the brand name “YOU” (hereafter - the Loyalty Program) that has been incorporated as a partnership of the Company (75%) and Dor Alon (25%) (hereafter - the Customers’ Club).

The Customer's club partially finances its activities through the annual member's fees collected. The excess of the expenses incurred over the revenues collected is charged against the partners, in each period, partly in accordance with their relative share in the partnership, and partly based on their customers’ share in the relative benefit being utilized. Based on the above, the Company’s share in this Customer's club results is zero; the amounts allocated and charged by the partnership are classified among the relative income statements line items based on their nature.

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

2.
Some of the stores that are operated by the Company are leased under non-cancelable long-term operating leases, mostly with renewal options. Future minimum payments under non-cancelable operating leases for the years subsequent to December 31, 2007, are as follows:

NIS in thousands

First year	148,637
Second year	147,036
Third year	160,988
Fourth year	115,646
Fifth year	106,962
Sixth year and thereafter	313,941
993,210

3.	As of December 31, 2007, the Company has entered into agreements for the purchase of equipment and lease hold improvements, in the aggregate amount of approximately NIS 71 million.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - CONTINGENT LIABILITES AND COMMITMENTS (continued):

c)	Guarantees:

1.
As of balance sheet date, a subsidiary granted to an associated company guarantees in respect of liabilities of the associated company to a third party in the amount of NIS 1.3-1.5 million, and to a third party in the amount of NIS 0.8 million.

2.	The Company and BSIP has provided bank guarantees for a third party such as service suppliers and customers in an aggregate amount of approximately NIS 2.1 million.

3.	A subsidiary (Bee Group) and its investee companies granted guarantees to third parties in the amount of NIS 633 thousands.

NOTE 11 - SHARE CAPITAL:

a.
In July 1996, the Company completed a global offering of 6,900,000 American Depositary Shares (“ADS”), each ADS representing one Ordinary share, at a price per share of $11. In addition, in June 1999, 1,500,000 ADS were issued upon the exercise of stock options.

The ADS are traded on the New York Stock Exchange (NYSE). The issued shares represent as of December 31, 2007 1% of the outstanding Ordinary Shares of the Company. As of December 31, 2007 the shares are quoted at $13.41 per ADS share.

Commencing in November 2000, the Company’s shares have also been listed for trading on the Tel Aviv Stock Exchange. As of December 31, 2007 the shares are quoted at NIS 51.90 per ordinary share.

b.	Dividends:

In April 2007, the Company distributed dividend in the amount of approximately NIS 60 million (NIS 1.45 per share).
In October 2007, the Company distributed dividend in the amount of approximately NIS 220 million (NIS 5.07 per share).

As to the Board of Directors decision regarding dividend distribution due to financial covenants, see note 8c(2).

c.	During 2007, Company debentures with a par value of approximately NIS 107,636 thousands were converted into 3,679,836 ordinary shares.
As to the redemption of debentures in the course of 2007, see note 8b.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - SHARE CAPITAL (continued):

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

e.	As to a share option plan for the Company's managers and employees adopted by the Company's Board subsequent to December 31, 2007, see note 19b.

NOTE 12 - LIENS:

a.
As collateral for liabilities to banks, a proportionately consolidated company has registered fixed charges on its land, goodwill, rights to insurance and share capital and floating charge on rent income. As of December 31, 2007, the proportionately consolidated company has no liabilities to banks.

b.
The Bee Group and part of its investee companies (excluding N'aaman and Vardinon) placed unlimited, fixed and floating charges and a first ranking lien on the warehouse and all its assets, property, book debts, rent, goodwill, profits, revenues, rights of ownership and other benefits in favor of their liabilities to banks amounting as of December 31 2007, to NIS 211 million.

In order to secure the liabilities of N'aaman and Vardinon, the companies have committed not to pledge any of their assets and/or produce any kind of guarantee to a third party without first addressing the banks.

c.
Further to note 3d above, as of December 31, 2007 charges have been registered in favor of BSRE. on five of the transferred properties for the purpose of securing the liabilities of the vendors of the above properties acquired by the Company vis-à-vis third parties (mainly banks). In addition, such charges have been registered on twelve further properties from amongst the properties transferred. In the latter case, however, the Company has received ‘exclusion letters’ (hereinafter - the conditional ‘exclusion letters’) from the holders of the above charges. The Company has advised BSRE, that it has abided by, or will abide by, the terms of the conditional ‘exclusion letters,’ and that there is no significant impediment to the completion of their transfer to BSRE.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 -TAXES ON INCOME:

a.	Corporate taxation in Israel

1.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (hereafter - “the inflationary adjustments law”)

Under the inflationary adjustments law, results for tax purposes are measured in real terms, having regard to the changes in the CPI. The Company and its subsidiaries are taxed under this law.

In February 2008, the Knesset (the Israeli parliament) passed a law according to which the provisions of Inflationary adjustments law will no longer apply to the Company in 2008 and thereafter.

2.	Tax rates

The income of the company and its subsidiaries is taxed at the regular rate. Through December 31, 2003, the corporate tax was 36%. In July 2004, Amendment No. 140 to the Income Tax Ordinance was enacted. One of the provisions of this amendment is that the corporate tax rate is to be gradually reduced from 36% to 30%. In August 2005, a further amendment (No. 147) was published, which makes a further revision to the corporate tax rates prescribed by Amendment No. 140. As a result of the aforementioned amendments, the corporate tax rates for 2005 and thereafter are as follows: 2005 - 34%, 2006 - 31%, 2007 - 29%, 2008 - 27%, 2009 - 26% and for 2010 and thereafter - 25%.

As a result of the changes in the tax rates, the Company adjusted in 2005 (at the time the aforementioned amendments was made), its deferred tax balances, in accordance with the tax rates expected to be in effect in the coming years; the effect of the change has been carried to income on a current basis.

Capital gains (other than the real capital gain on the sale of marketable securities - which is subject to tax at the regular rates) are taxed at a reduced rate of 25% on the capital gains derived after January 1, 2003, and at the regular corporate tax rates on the gains derived through the aforementioned date.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 - TAXES ON INCOME (continued):

b.	Deferred taxes

1)	The composition of the deferred taxes at balance sheet dates and the changes therein during the years then ended, are as follows:

	In respect of balance sheet items
	Depreciable property, plant and equipment and investment property	Intangible assets and deferred charges	Provisions for employee rights	In respect of carryforward tax losses	Total
	NIS in thousands

Balance at January 1, 2006	(12,451)	228	21,646	1,819	11,242

Changes in 2006:
Amounts carried to income	(12,931)	220	2,053	1,942	(8,716)
Additions of deferred taxes in respect of companies consolidated for the first time	—	203	64	804	1,071

Balance at December 31, 2006	(25,382)	651	23,763	4,565	3,597
Adjustments as of January 1, 2007 relating to first time adoption of a new accounting standard- amount carried to retained earnings in respect of adjustment of investment property to its fair value	(9,975)	—	—	—	(9,975)
Changes in 2007:
Amounts carried to income	(543)	1,142	1,342	124	2,065
Additions of deferred taxes in respect of companies consolidated for the first time	(771)	(7,970)	638	—	(8,103)

Balance at December 31, 2007	(36,671)	(6,177)	25,743	4,689	(12,416)

2)	Balance of the depreciated cost of Property, Plant and Equipment and investment property - the portion in respect of which deferred taxes have not been created

The balance of the depreciated cost of depreciable Property, Plant and Equipment and investment property includes amounts, as detailed below, which are not recognized, for tax purposes, as depreciation or as cost at the time of the disposal of the asset, and which are treated as permanent differences (in respect of which deferred taxes are not to be created) in conformance with Accounting Standard No. 19 of the IASB.

	December 31,
	2006	2007
	NIS in thousands
Balance as of January 1	48,305	45,478
Depreciation during the year	2,827	2,790
Balance as of December 31	45,478	42,688

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 - TAXES ON INCOME (continued):

3) Deferred taxes are presented in the balance sheets as follows:

	December 31,
	2006	2007
	NIS in thousands
Other accounts receivable	17,006	16,921
Long term deferred tax assets	16,789	22,301
Long-term liabilities	(30,198)	(51,638)
	3,597	(12,416)

The deferred taxes are computed at the tax rates of 25%-27%.

c.	Losses for tax purposes, carried forward to future years

As of December 31, 2007 and 2006 the Company and its subsidiaries have operating tax loss carryforwards of approximately NIS 16.4 and NIS 9.3 million, respectively. The balance of carryforward losses, in respect of which deferred tax assets were not included, amount to NIS 6 million as of December 31, 2007. In addition, the Company and its subsidiaries have capital loss tax carry forwards of approximately NIS 19.4 million and NIS 17.7 million respectively. The tax benefit in respect of capital tax loss carryforwards amounting to NIS 0.7 million has not been recorded due to uncertainty of their realization.
Under the inflationary adjustments law, carryforward losses are linked to the CPI. In February 2008, the Knesset (the Israeli parliament) passed a law according to which the provisions of Inflationary adjustments law will no longer apply to the Company in 2008 and thereafter. The repeal of the Inflationary Adjustments Law is not expected to affect the balance of deferred taxes at December 31, 2007.

d.	Taxes on income included in the statements of operations

1.	As follows:

	2005	2006	2007
	NIS in thousands
In respect of the reported year:
Current	40,291	77,741	76,064
Deferred, see b above:
In respect of changes to tax rates, see a(2) above	(409)	—	—
In respect of the reporting period	16,988	8,716	(2,065)
Tax expense (benefit) in respect of prior years:
Current	120	10,203	(5,504)
Deferred	1,500	—	—
	58,490	96,660	68,495

Current taxes are computed in 2007 at a tax rate of 29%; in 2006 - 31%; in 2005 - 34%.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 - TAXES ON INCOME (continued):

2.	Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see a(2) above), and the actual tax expense:

	2005	2006	2007

	NIS in thousands
Income before taxes on income, as reported in the consolidated statements of operations	163,700	340,860	249,288

Theoretical tax expense	55,658	105,667	72,293
Decrease in taxes resulting from:
Nondeductible amortization and impairment losses in respect of goodwill and property, plant and equipment	(377)	(2,846)	—
Losses for which no tax benefit has been recorded (utilization of tax benefits not previously recorded), net	(1,025)	(1,864)	436
Tax benefit recorded for the first time on carryforward capital loss	—	(1,900)	—
Increase (decrease) in taxes resulting from computation of deferred taxes at a rate which is different from the theoretical rate	—	(250)	591
Tax expense (benefit) in respect of prior years	1,620	10,203	(5,504)
Decrease in taxes resulting from adjustment to deferred tax balances due to changes in tax rates, see a(3) above.	(409)	—	—
Nondeductible expenses and other, net*	3,023	2,870	679
Capital gain from the offering of BSRE which in respect, tax benefit has not been recorded	—	(15,220)	—
Income tax expense	58,490	96,660	68,495

*
Including decrease in taxes in the amount of NIS 172 thousands, increase of NIS 104 thousands and decrease of NIS 6.2 million in 2005, 2006 and 2007, respectively, regarding difference between the measurement of income reported for tax purposes (which is calculated in real terms on the basis of changes in the CPI) and the basis of measurement of income for financial reporting purposes (in nominal values, commencing from January 1, 2004).

e.	Tax assessments

1.	The Company has received final tax assessments, or assessments deemed to be final, for tax years through 1998 and for 2002. Regarding tax assessments for the years 1999 - 2001, see also note 10a(8).
Some of the principal subsidiaries have received final assessments for tax years through 2002. For some of the subsidiaries, no final tax assessments have been received since their inception.

2.	As to deduction assessment for the years 2001-2004, see note 10a(9).

f.	The effect of adopting IFRS on tax liability

As discussed in note 2z, pursuant to standard 29, the Company will prepare under IFRS all financial statements for the periods commencing on January 1, 2008, and such IFRS financial statements will include comparative information for one year only (2007).

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 - TAXES ON INCOME (continued):

As also was discussed in the said note, IFRS differs from Israeli GAAP and, accordingly, financial statements drawn up under IFRS might present financial position, operating results and cash flows that are significantly different from those presented in these financial statements

On February 10, 2008 the Tax Authority published an announcement (hereafter - "the announcement") regarding the establishment of a joint forum together with the professional organizations; the objective of this forum would be discussing various elucidation of various accounting standard issues which would arise as part of the application of IFRS in tax returns issued in Israel.

NOTE 14 - TERMS OF FINANCIAL INSTRUMENTS:

a.	Currency risks

The group draws up and presents its financial statements in New Israel shekel, which is the currency of the primary economic environment in which the operations of the Company and its subsidiaries are conducted. . The Company and its subsidiaries are parties to a number of rental contracts linked to foreign currencies, the principle of which is the U.S. dollar. The Company does not undertake hedging operations involving derivative instruments with respect to the exposure that may arise.

b.	Index risks

The Company and a subsidiary have issued debentures and have received loans linked to the Consumer Price Index. Each change in the index affects the level of the Company’s financing expenses.

c.	Credit risks

The Company’s sales are derived from a large number of customers in Israel and the trade receivables consist mainly of receivables from credit card companies. Accordingly, the Company’s trade balances do not represent a substantial concentration of credit risks at December 31, 2007. Management regularly monitors the balance of trade receivables, and the financial statements include a specific allowance computed for accounts, the collectibility of which, in the view of management, is doubtful.

d.	Interest risks

The interest rate risk of the Company and its subsidiaries stems from long-term loans which bear fixed rates of interest and are exposed to fair value risk arising from interest rate changes, and from long-term loans that are unlinked and bear interest at variable rates and which are exposed to cash flow risk arising from interest rate changes (see note 7 above). The Company invests its surplus cash in unlinked shekel deposits, and accordingly, any decrease in the interest rate has a corresponding effect on the increase in the Company’s net financing expenses.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 - TERMS OF FINANCIAL INSTRUMENTS (continued):

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

1.
The following table sets out the value of financial instruments in the accounting records, and the fair value of groups of financial instruments (these financial instruments are not reflected in the financial statements at fair value):

	December 31, 2007		December 31, 2006
	Value in		Value in
	accounting		accounting
	records	Fair value	records	Fair value
	NIS in millions
Financial liabilities:
Long-term loans, including current maturities (1)	366	362	285	276
Debentures (2)	986	1,013	1,096	1,170

(1)
The fair value of the above loans is based on the calculation of the present value of the cash flows, as discounted at that market rate of interest applicable to similar loans bearing similar characteristics (2007 - 4.15;7.65%, 2006 - 4.5%).

(2)
The fair value is based on quoted prices in an active market on the date of the balance sheet, for marketable debentures and on the calculation of the present value of the cash flows, as discounted at that market rate of interest applicable to similar debentures bearing similar characteristics (2007 - 4.7%, 2006 - 4.5%), for non-marketable debentures.

2.
The fair value of the financial instruments included in working capital of the Company is usually identical or close to their carrying value. As to long-term loan granted to investee company see note 3b.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 - LINKAGE OF MONETARY BALANCES:

a.	As follows:

	December 31, 2007
	Linked to
	The CPI	Unlinked
	NIS in thousands
Current assets:
Cash and cash equivalents	—	56,410
Marketable securities	138,563	60,831
Trade receivables	940	775,311
Short term deposit	—	103,498
Other accounts receivable	23,128	97,062
Investments and long-term receivables:
Investment in an associated company	2,094	—
Other long term receivables	1,226	1,238
	165,951	1,094,350

Current liabilities:
Short-term credit from banks	6,712	46,781
Trade payables (including long-term payables)	—	978,711
Other accounts payable and accrued expenses	12,851	285,525
Long-term liabilities (including current maturities):
Long-term loans from banks	190,683	175,321
Debentures	842,686	—
Convertible debentures	143,158	—
	1,196,090	1,486,338

b.	Data regarding the exchange rate and the CPI:

	Exchange rate of one U.S. dollar	CPI*
At end of year:
2007	NIS 3.846	113.6 points
2006	NIS 4.225	109.9 points
Increase (decrease) during the year:
2007	(9.0)%	3.4%
2006	(8.2)%	(0.1)%
2005	6.8%	2.4%

*	Based on the index for the month ending on each balance sheet date, on the basis of 2000 average = 100.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 - SUPPLEMENTARY FINANCIAL STATEMENTS INFORMATION (continued):

Balance sheets:

a.	Marketable securities:

	December 31,
	2006	2007
	NIS in thousands

Government debentures	26,111	87,447
Corporate bonds	39,176	111,947

	65,287	199,394

b.	Short-term bank deposit-

	Weighted
	interest	December 31,
	rate	2006	2007
	%	NIS in thousands

Short-term bank deposit	4.41	526,459	103,498

c.	Trade receivables:

	December 31,
	2006	2007
	NIS in thousands

Credit card receivables	504,827	548,385
Open accounts and checks receivables	197,723	262,401

	702,550	810,786
Less - allowance for doubtful accounts (1)	29,945	34,535

	672,605	776,251

(1)	The changes in the allowance for doubtful accounts during the year:

	December 31,
	2006	2007
	NIS in thousands

Balance as of beginning of the year	26,273	29,945
Changes during the year:
Changes, net	3,672	2,633
Additions in respect of companies consolidated for the first time	—	1,957
Balance as of end of the year	29,945	34,535

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 - SUPPLEMENTARY FINANCIAL STATEMENTS INFORMATION (continued):

d.	Other accounts receivable:

	December 31,
	2006	2007
	NIS in thousands

Deferred income taxes (see note 13b)	17,006	16,921
Prepaid expenses	15,227	17,931
Government authorities	27,102	22,490
Related parties	17,236	30,299
Other	42,457	52,009
	119,028	139,650

e.	Other long-term receivables:

	December 31,
	2006	2007
	NIS in thousands
Payments on account of real estate (1)	—	45,825
Others	2,618	2,464
	2,618	48,289

(a)
In November 2007, BSRE's audit committee and Board of Directors approved the founders agreement (hereafter - "the founders agreement"), which BSRE signed with Bee Group. Under the said agreement, BSRE and Bee Group would establish a joint company (hereafter - "the joint company") in equal parts for the purpose of acquiring land in the Beer Tovia industrial zone; this land would be used for the erection of a logistic centre, of 20,000 square meters, to be used mainly by Bee Group (hereafter - "the project"). On the above date, the audit committee and the Board of Directors also approved the agreement BSRE signed, in the name of the joint company, with a third party, for the acquisition of the land as above, at the area of 74 dunam and in consideration for NIS 18 million.

The joint company "Logistic Center Bee Blue Square Ltd." was established on January 2, 2008. The rental agreements and terms thereof were approved by BSRE's general assembly on January 6, 2008.
As of December 31, 2007 BSRE and Bee Group paid an advance of NIS 12 million.

(b)
In November 2007, BSRE has entered into agreements with third parties in connection with acquisition of an industrial asset in Kiriat Arieh in Petah Tikvah (hereafter - "the asset"), in consideration for NIS 31 million (hereafter - "the consideration").

Upon signing the agreement BSRE advanced a total of NIS 12.5 million on account of the consideration. BSRE paid the remaining amount of consideration - NIS 18.5 million on January 1, 2008 against transfer of possession.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 -	SUPPLEMENTARY FINANCIAL STATEMENTS INFORMATION (continued):

(c)
On December 31, 2007 BSRE entered into an agreement with a third party for the acquisition of land of 11 dunam, located in Weitzman St. in Raana'na North industrial zone (hereafter - the land) in consideration for NIS 33.5 million (hereafter - the consideration).
BSRE paid an advance of NIS 21.5 million at the date of the agreement. On January 14, 2008, BSRE paid the remaining consideration for the land - NIS 12 million and was given possession in the land.

f.	Credit and loans from banks:

	December 31,
	2006	2007
	NIS in thousands
Short-term credit from banks	39,067	53,493
Current maturities of long-term Loans (see note 7)	172,085	84,371
	211,152	137,864

g.	Other accounts payable and accrued expenses:

	December 31,
	2006	2007
	NIS in thousands

Payroll and related expenses and other employee benefits	132,056	148,764
Government authorities	3,864	42,679
Liability in respect of gift certificates	141,411	148,754
Accrued expenses and other	131,822	107,033
	409,153	447,230

h.	Other liabilities:

	December 31,
	2006	2007
	NIS in thousands

Long- term payable, net of current maturities	4,254	5,250
Liability to the Israel Land Administration	2,746	4,785
Other	—	1,612
	7,000	11,647

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 -	SUPPLEMENTARY FINANCIAL STATEMENTS INFORMATION (continued):

i.	Minority interest:

	December 31,
	2006	2007
	NIS in thousands
Balance at beginning of the year	111,233	239,142

Minority interest in profits of subsidiaries, net	31,573	30,757
Dividend paid and to be paid to minority shareholders of subsidiaries	(5,500)	(47,706)
Additional minority interest related to acquisition of subsidiaries consolidated for the first time	(1,539)	42,630
Additional minority interest related to realization and public offering of subsidiaries	103,375	—
Acquisition of minority interest	—	(3,062)
Adjustments as of January 1, 2007 relating to first time application of a new accounting standard in respect of adjustment of investment property to fair value	—	12,650
Balance at end of the year	239,142	274,311

Statements of operations:

j.	Selling, general and administrative expenses:

	2005	2006	2007
	NIS in thousands

Includes advertising, net	39,421	43,146	65,939

k.	Financial expenses, net:

	2005	2006	2007
	NIS in thousands

In respect of:
Long-term loans and debentures	(66,543)	(75,626)	(90,430)
Increase in value of marketable securities	—	315	6,392
Interest income net of short-term credit, bank commissions and others	7,014	32,943	29,242

	(59,529)	(42,368)	(54,798)

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 -	SUPPLEMENTARY FINANCIAL STATEMENTS INFORMATION (continued):

l.	Other income, net:

	2005	2006	2007
	NIS in thousands

Gain (loss) from realization of investments in investee companies (see note 3 (d)(e))	2,345	54,745	(1,520)
Gain (loss) from sale of property, plant and equipment, net	736	1,305	(8,591)
Reversal of impairment provision (impairment provision) in respect of property, plant and equipment, see note 4b	71	22,761	13,518
Costs in respect of closure of stores (lease termination costs and other)	(2,737)	(288)	—
Other, net	275	(501)	(52)
	690	78,022	3,355

NOTE 17 -	NET INCOME PER SHARE OR ADS:

Following are data relating to the net income and the number of shares (including adjustments to such data) used for the purpose of computing the basic and fully diluted net income per ordinary share or ADS. The data for 2005 are after retrospective application of the provisions of Accounting Standard No.21 of the IsASB, see note 2t.

	Net income Year ended December 31,
	2005	2006	2007
	NIS in thousands
Net income for the period, as reported in the statements of operations, used in computation of basic net income per share	89,991	213,911	150,222
Less - the amount included in the said income, relating to Company's share in profits of an investee company	—	(49,083)	(44,379)
Add - Company's share in the diluted profit of this investee company	—	48,905	44,379
Adjustment in respect of financial expenses relating to debentures convertible into shares (net of tax)	10,333	7,260	3,966
Total net income for the purpose of computing diluted income per share	100,324	220,993	154,188

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 17 -	NET INCOME PER SHARE OR ADS (continued):

	Number of shares Year ended December 31,
	2005	2006	2007
	NIS in thousands
Weighted average number of shares used for computing the basic income per share	38,832,663	39,207,214	42,355,339
Adjustment in respect of incremental shares arising from the assumed conversion of debentures convertible into shares	5,610,770	5,732,617	2,778,845
Weighted average number of shares used for computing the diluted income per share	44,443,433	44,939,831	45,134,184

NOTE 18 -	TRANSACTIONS WITH RELATED PARTIES:

The Company and its subsidiaries perform business operations involving the purchase of merchandise, fuel, the operation of food stores in the Company's branches, the arrangement of various promotions, etc., with related parties, in the course of normal business and under normal trade terms.
The group of main related parties of the Company comprises, among others: Palace candles Inc., Bronfman Fisher Investments Ltd. and IKEA - until January 2007, Alon Retail Ltd., Alon Israel Oil Company Ltd., Bee Group, Bielsol Investments (1987) Ltd. Granot - Agricultural Cooperative Society - Kibbutz Purchasing Organization, Dor Alon Energy in Israel (1988) Ltd., M.B.I.S.F. Holdings Ltd., Dor Food Chains Holdings Ltd., Africa Israel Ltd., and many other companies, whose interests are controlled by, among others, the Company's directors.

	2005	2006	2007
	NIS in thousands

Directors' fees	1,239	1,050	1,032
Legal consulting	514	1,473	1,282
Consulting (1)	1,100	—	—
Commissions (2)	(1,673)	(2,013)	(3,597)
Discounts (3)	466	678	863

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18 -	TRANSACTIONS WITH RELATED PARTIES (continued):

1)
Represent payments to S. Zohar in respect of consulting agreement signed on June 2003 until November, 2005 when he ceased supplying consulting services. In March 2004, S. Zohar became a director of the Company and so the amount recorded above represents the fee payment as explained. On September 15, 2005, S. Zohar resigned from his position as a director in the Company

2)
In January 2004 the shareholders of the Company approved an agreement according to which the Company will provide to related parties purchasing and supply services for stores operated by the related parties. In consideration for these services, the Company is entitled to payment equivalent to the cost of the services provided with the addition of a margin as stated in the agreement.

3)
On September 13, 2005, the Company’s general shareholders meeting approved a discount arrangement for some of the employees of the companies holding directly or indirectly in the Company’s shares (some of the employees of Alon Group, Palace Candles Group, Africa-Israel Group and Ikea Group) (hereafter - “the entitled employees”).
The discounts to be given to the entitled employees will be identical to those given to the Company’s employees, which as of the date of approval of the financial statements, are: 9% at the Mega In Town stores, 9% at the Mega stores and 4% at the Shefa Shuk stores.
The discounts are limited to purchases in a total amount of NIS 7,000 a month.

As to agreement signed with Dor Alon in connection with the purchase of Diners Israel and establishing a joint customer club, see note 10b(1).

NOTE 19 -	SUBSEQUENT EVENTS

a.	On January 21, 2008, the Board of Directors has appointed Mr. Zeev Vurembrand as the Company's new Chief Executive Officer and President, effective as of March 2, 2008.

b.
On January 21, 2008, the Company's Board of Directors had resolved to adopt a share option plan for managers and employees of the Company and/or its subsidiaries and/or affiliated companies. The total number of shares reserved for issuance under the plan will be 5 million shares, (including options issuable to the Company's newly appointed President and Chief Executive Officer, Mr. Zeev Vurembrand). All exercises of options under the plan are to be on a cashless basis. Each option can be exercised to purchase one ordinary share of NIS 1 par value of the company. Immediately upon allotment, the ordinary shares issued upon exercise of the options will have the same rights as other ordinary shares of the company.

Under the plan employees and/or managers who will exercise the options would be allotted only shares that reflect the benefit component embodied in the options, as computed at date of exercise, i.e., the difference between the exercise price of each option and the quoted price of a NIS 1 par value share at date of exercise.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 19-	SUBSEQUENT EVENTS (continued):

In March 2008, the company granted 2,444,000 options to employees and 2,200,000 options to managers, who will be entitled to exercise the options at the end of the following vesting periods: 66.7% at the end of two years from the date of grant and the remaining 33.3% at the end of three years from the date of grant. . The options granted to employees and managers can be exercised in the period of 30 days and 6 months from the end of the vesting period, respectively. Any options not exercised by this date will expire.

The exercise price for employees and managers is NIS 36.15 (unlinked) and NIS 39.06 (unlinked) per share, respectively. The quoted price of the company’s ordinary shares, immediately before the date of approval of the grant of options by the Board of Directors, was NIS 36.15.

The average fair value of the options granted to employees and managers at the grant date - computed according to the Black-Scholes option-pricing model - is approximately NIS 6.12 and NIS 5.57, respectively. This value is based on the following assumptions: expected dividend yield of 6.4%; expected volatility of approximately 28%; risk-free interest rate of approximately 4.5%; and anticipated life time until the end of the exercise period. Volatility is based on historical volatility of the company’s share price for periods matching the expected term of the option until exercise.
In May 2008 the Company granted additional options to managers with the same terms and conditions as described above.

The plan is governed by the terms stipulated by Section 102 of the Israeli Income Tax Ordinance. In accordance with the track chosen by the company and pursuant to the terms thereof, the company is not allowed to claim, as an expense for tax purposes, the amounts credited to employees as a benefit, including amounts recorded as salary benefits in the company’s accounts, in respect of options granted to employees under the plan - with the exception of the work-income benefit component, if any, determined on the grant date.

The Company would be required to record a total expense in its financial statements in the estimated amount of up to NIS 23 million that would be recorded over the life of the plan in accordance with the vesting schedule of the options to be granted under the plan.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 19 -	SUBSEQUENT EVENTS (continued):

c.	On January 24, 2008, Na'aman filed to the Securities Authority a preliminary report regarding the commitments specified below:

1)	Agreement for merger of Sheshet with Na'aman (hereafter - "the merger agreement").

Under the agreement, in the framework of a private offering Na'aman would allocate to the company 4,296,395 ordinary shares of Na'aman of NIS 1 par value each ("the offered shares") in consideration for all of Sheshet's issued and paid share capital. Subsequent to the said allocation, it is expected that the company would hold approximately 61.85% of the issued and paid share capital of Na'aman (58.62% on a fully diluted basis). The exchange ratio was determined based on an economic assessment of Sheshet as of September 30, 2007 and based on the value of Na'aman as determined in the framework of transaction for the acquisition by the company of control in Na'aman from the previous controlling shareholders. The value of Sheshet as per the said assessment is NIS 84.46 million. The value of Na'aman as determined in the purchase price as above is NIS 194.17 million.

2)	Agreement for Na'aman's acquisition of shares of Vardinon (hereafter - "the acquisition agreement").

Based on this agreement, Na'aman would acquire all of the company's holdings in Vardinon in consideration for NIS 35.7 million in a way that subsequent to the completion of the agreement, Na'aman would have acquired shares constituting approximately 85% of Vardinon's share capital. The purchase price is determined based on the price paid by the company for the acquisition of Vardinon's shares from the previous shareholders thereof in accordance with an agreement dated February 28, 2007, net of dividends and with the addition of interest and linkage to the CPI, reflecting the financing costs of the company relating to the acquisition.

3)	On April 10, 2008, the General Assembly of Na'aman approved the merger and acquisition agreements.

Completion of the said transaction are subject to fulfillment of certain pending conditions as specified in the agreements; according to one of these conditions, the completion of the Vardinon transaction is conditional upon the completion of the Sheshet transaction, as specified in note a above.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 20 -	DISCLOSURE REGARDING THE ADOPTION OF IFRS

As described in note 2z, the Israel Accounting Standards Board issued in July 2006 Israel Accounting Standard No. 29 (hereafter - Standard 29) regarding the adoption of International Financial Reporting Standards (hereafter - IFRS). Under Standard 29, effective from the reporting periods commencing on January 1, 2008, the Company shall draw up its financial statements under IFRS for the first time. The transition to IFRS shall be made under the provisions of IFRS 1, which deals with the first-time adoption of IFRS. According to IFRS 1, all IFRS standards that will become effective through the end of 2008 shall be applied retrospectively (with the exception of certain exemptions and prohibitions, as referred to below) in the annual financial statements of the Company for 2008 that are drawn up under IFRS (including the interim financial statements for 2008).

As permitted under IFRS 1, a company’s financial statements drawn up under IFRS for the first time for the year 2008, should include comparative figures for only one year (2007). As a result, the Company is required to prepare an opening balance sheet as of January 1, 2007 (the transition date to IFRS) in which all the latest IFRS standards shall be applied. The Company's opening IFRS balance sheet has to include the following:

1)	Recognize all assets and liabilities whose recognition is required by IFRSs;

2)	Not recognizing items as assets or liabilities if IFRSs do not permit such recognition;

3)	Reclassify items that were recognized under previous GAAP as one type of asset, liability or component of equity, but are a different type of asset, liability or component of equity under IFRSs; and

4)	Apply IFRSs in measuring all recognized assets and liabilities.

IFRS 1 specifies two groups of exceptions to the principle of retroactive application:

1)	Exemptions from mandatory retrospective application with regard to certain topics, while providing the option to utilize all or part of those exemptions;

2)	Prohibitions concerning mandatory retrospective application with regard to defined topics.

Under the disclosure requirements in Standard 29, set forth below is data on the expected effect of adopting IFRS on the financial statements for the year ended December 31, 2007, including the opening balance and a description of the exemptions to be adopted by the Company and information on the accounting policy that is expected to be elected, the effect of which on the financial statements has been or may be material.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 20 -	DISCLOSURE REGARDING THE ADOPTION OF IFRS (continued):

The data in tables a and b below under “reporting under accounting principles generally accepted in Israel” reflect the implications of the first-time application of new accounting standards of the IASB that became effective on January 1, 2007, see also note 2 above.

It is emphasized that the information below is not necessarily final, and may change as a result of issuing new IFRSs, IFRS clarifications (IFRICs) or changes in existing standards or clarifications that will be issued, as above, through the date of issuance of the financial statements for 2008. In addition, this information may be affected by future decisions or interpretations related to the implementation of IFRS in Israel, as well as from changes that may occur in tax laws as a result of transition to IFRS (see note 13f, regarding to the Tax Authority's announcement in February 2008, regarding this matter).

In order to ease first-time adoption, several exemptions were determined in respect of certain items that do not need to be retrospectively applied in the opening balance sheet, which exemptions can be elected to be applied in whole or in part. IFRS 1 also prescribes certain exceptions which prohibit the retrospective application of certain aspects of IFRS.

Following is the exemption elected by the Company pursuant to IFRS 1, which have not been retrospectively adopted on the transition date to IFRS:

Business combinations

The Company has not retrospectively adopted IFRS 3, "Business Combinations", and accordingly, goodwill and excess of cost arising in business combinations which occurred prior to January 1, 2007 and relating to the acquisition of subsidiaries, associated companies and jointly controlled entities are not accounted for according to IFRS 3 but rather presented as previously accounted for under Israeli GAAP.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 20 -	DISCLOSURE REGARDING THE ADOPTION OF IFRS (continued):

a. Reconciliation of balance sheets as reported under Israeli GAAP to reporting under IFRS:

		January 1, 2007			December 31, 2007
		Reporting under Israeli GAAP	Effect of transition to IFRS	Reporting under IFRS	Reporting under Israeli GAAP	Effect of transition to IFRS	Reporting under IFRS
	Note	NIS in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		186,454	—	186,454	56,410	—	56,410
Marketable securities		65,287	—	65,287	199,394	—	199,394
Short-term bank deposit		526,459	—	526,459	103,498	—	103,498
Trade receivables		672,605	—	672,605	776,251	—	776,251
Other accounts receivable	3, 12	119,028	(43,181)	75,847	139,650	(39,809)	99,841
Income taxes receivable	12	—	26,175	26,175	—	23,062	23,062
Inventories	5	377,561	—	377,561	453,655	289	453,944

		1,947,394	(17,006)	1,930,388	1,728,858	(16,458)	1,712,400

NON-CURRENT ASSETS:
Associated companies		4,762	—	4,762	4,948	—	4,948
Embedded derivative	8	—	—	—	—	10,500	10,500
Prepaid expenses for operating lease	2	—	205,670	205,670	—	199,679	199,679
Other long-term receivables		2,618	—	2,618	48,289	—	48,289
Property, plant and equipment, net of accumulated depreciation and amortization	2	1,795,632	(246,688)	1,548,944	1,860,203	(246,688)	1,613,515
Investment property		281,149	—	281,149	315,778	—	315,778
Intangible assets and deferred charges, net of accumulated amortization	5,14	99,358	—	99,358	251,994	28,426	280,420
Deferred taxes	2,3,5,6,9	16,789	15,733	32,522	22,301	11,241	33,542

		2,200,308	(25,285)	2,175,023	2,503,513	3,158	2,506,671

Total assets		4,147,702	(42,291)	4,105,411	4,232,371	(13,300)	4,219,071

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 20 -	DISCLOSURE REGARDING THE ADOPTION OF IFRS (continued):

		January 1, 2007			December 31, 2007
		Reporting under Israeli GAAP	Effect of transition to IFRS	Reporting under IFRS	Reporting under Israeli GAAP	Effect of transition to IFRS	Reporting under IFRS
	Note	NIS in thousands
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Credit and loans from banks	13	211,152	—	211,152	137,864	33,146	171,010
Current maturities of debentures and convertible debentures	4	53,706	55,307	109,013	69,859	—	69,859
Trade payables		938,007	—	938,007	973,461	—	973,461
Other accounts payable and accrued expenses	1,12	409,153	2,549	411,702	447,230	499	447,729
Income taxes payable	12	—	—	—	—	2,905	2,905

		1,612,018	57,856	1,669,874	1,628,414	36,550	1,664,964

NON-CURRENT LIABILITIES:
Long-term loans from banks, net of current maturity	13	112,574	—	112,574	281,633	(33,146)	248,487
Convertible debentures, net of current maturities	4	214,794	95,908	310,702	143,158	26,739	169,897
Debentures, net of current maturities		827,558	—	827,558	772,827	—	772,827
Other liabilities		9,746	—	9,746	11,647	—	11,647
Derivative instruments	9,14	—	9,558	9,558	—	9,968	9,968
Liabilities for employee rights, net of amount funded	6	35,527	(2,819)	32,708	43,909	(7,923)	35,986
Deferred tax liability	2,3,6	40,173	2,034	42,207	51,638	5,977	57,615

Total long-term liabilities		1,240,372	104,681	1,345,053	1,304,812	1,615	1,306,427

Total liabilities		2,852,390	162,537	3,014,927	2,933,226	38,165	2,971,391

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 20 -	DISCLOSURE REGARDING THE ADOPTION OF IFRS (continued):

		January 1, 2007			December 31, 2007
		Reporting under Israeli GAAP	Effect of transition to IFRS	Reporting under IFRS	Reporting under Israeli GAAP	Effect of transition to IFRS	Reporting under IFRS
	Note	NIS in thousands

MINORITY INTEREST	5	251,792	(251,792)	—	274,311	(274,311)	—

SHAREHOLDERS' EQUITY:
Equity attributable to equity holders of the Company:
Ordinary shares		53,414	—	53,414	57,094	—	57,094
Additional paid-in capital	4	737,756	28,653	766,409	845,168	173,237	1,018,405
Other reserve	6,8	-	—	—	—	1,415	1,415
Retained earnings		192,350	(162,811)	29,539	122,572	(229,834)	(107,262)
Dividend declared subsequent to balance sheet date	10	60,000	(60,000)	—	—	—	—

		1,043,520	(194,158)	849,362	1,024,834	(55,182)	969,652

MINORITY INTEREST IN EQUITY		—	241,122	241,122	—	278,028	278,028

Total equity		1,043,520	46,964	1,090,484	1,024,834	222,846	1,247,680

Total liabilities and shareholders' equity		4,147,702	(42,291)	4,105,411	4,232,371	(13,300)	4,219,071

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 20 - DISCLOSURE REGARDING THE ADOPTION OF IFRS (continued):

b.	Reconciliation of statement of operations reported under Israeli GAAP to reporting under IFRS:

		Year ended December 31, 2007
		Reporting under Israeli GAAP	Effect of transition to IFRS	Reporting under IFRS
	Note	NIS in thousands
Sales	9	6,982,350	122	6,982,472
Cost of sales	6	5,129,520	58	5,129,578

Gross profit		1,852,830	64	1,852,894

Net gain from adjustment of investment property to fair value		10,456	—	10,456
Selling, general and administrative expenses	2,5,6,9,11	1,562,555	(3,947)	1,558,608

Operating income		300,731	4,011	304,742

Other income (expenses)	11	3,355	(4,875)	(1,520)
Financial income	4,7,8,9	—	50,279	50,279
Financial expenses	4,7,8,9	(54,798)	(53,288)	(108,086)
Share in profit of associated companies, net		—	186	186

Income before taxes on income		249,288	(3,687)	245,601
Taxes on income	1-3,5,6,8,9	68,495	1,284	69,779

Income after taxes on income		180,793	(4,971)	175,822
Share in profit of associated companies, net		186	(186)	—
Minority interest in profit of subsidiaries, net		30,757	(30,757)	—

Net income		150,222	(25,600)	175,822

Attributable to:
Equity holders of the parent				143,628
Minority interest	5b			32,194

				175,822

Net income per share attributed to Company shareholders (NIS):

Basic				3.39
Fully diluted				3.39

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 20 - DISCLOSURE REGARDING THE ADOPTION OF IFRS (continued):

c.	Notes to the reconciliations of the balance sheets as of January 1, 2007 and December 31, 2007 and to the statement of operations for the year ended December 31, 2007 from Israeli GAAP to IFRS:

1.	Provisions for liabilities:

According to Israeli GAAP, the Company recognizes provisions for liabilities if it is probable that there will be an outflow of the Company's resources to settle the liability.

According to IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”, the Company recognized a provision in respect of those claims for which it is more likely than not that there will be an outflow of the Company's resources to settle the liability.

2.	Leasehold rights mainly from the Israel Land Administration Authority (ILAA):

Under Israeli GAAP, leased land (mainly from the Israel Land Administration) is classified as property, plant and equipment and is not depreciated.

Under IFRS, such land is not considered to be owned by the Company and the lease payments are classified as prepaid expenses and amortized over the term of the lease, including the period for which the Company has an option to continue the lease if at the inception of the lease it was reasonably certain that the option would be exercised.

3.	Deferred taxes:

a)
According to Israeli GAAP, there is no requirement to record deferred taxes in respect of temporary differences (as of January 1, 2007) in respect of land and buildings that are depreciated over a period in excess of 20 years. In addition, there is no requirement to create deferred taxes in respect of land and land originating in business combination transactions accrued prior to January 1, 2005. Upon the transition to IFRS and according to IAS 12, “Income Taxes”, the Company recorded deferred tax liability in respect of these temporary differences.

b)
According to Israeli GAAP, deferred taxes were presented among current assets under other accounts receivable. Upon the transition to IFRS and according to IAS 12, “Income Taxes”, these deferred taxes are presented among non-current assets.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 20 - DISCLOSURE REGARDING THE ADOPTION OF IFRS (continued):

4.	Convertible debentures and attribution of proceeds from unit issuance:

a)	Unit issuance:

According to Israeli GAAP, based on the provisions of Accounting Standard No. 22 of the IASB, upon the issuance by a subsidiary of a unit of shares, debentures and convertible debentures, in August 2006, the Company split the proceeds from the issuance based on the relative fair value of the components in the unit.

Upon the transition to IFRS, according to IAS 32, “Financial Instruments - Presentation”, upon the issuance of a unit, the proceeds from the issuance are attributed first to financial liabilities measured periodically at fair value, then to financial liabilities measured only upon initial recognition at fair value and the balance (residual amount) is attributed to the component that is considered an equity instrument.

In addition, according to IFRS, the portion of issuance expenses, attributable to shares that are outstanding prior to a public offering and that are registered for trading on the date of the offering simultaneously with the new shares, are recorded in the statement of operation on the date of issuance whereas according to Israeli GAAP, these issuance expenses were not attributed separately.

b)	Convertible debentures:

The Group, through the Company and its subsidiaries, has debentures outstanding that are convertible into ordinary shares of the Company or the subsidiaries whose conversion price is linked to the Israeli CPI. According to the transition provisions of Accounting Standard No. 22 of the Israel Accounting Standards Board, “Financial Instruments: Disclosure and Presentation” (“Accounting Standard No. 22”), these debentures represent a compound financial instrument that includes a liability component and an equity component. Accordingly, the proceeds received from the issuance of the debentures were split into these components according to the provisions of Accounting Standard No. 22.

According to IAS 32, “Financial Instruments - Presentation”, since the convertible debenture is linked to the Israeli CPI and is not fixed in NIS terms (the Company's functional currency), the conversion component is a financial liability and not an equity instrument. The conversion component is measured according to IAS 39, “Financial Instruments - Recognition and Measurement”, based on its fair value, and changes in each period in the fair value of this component are included as financial expenses or income.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 20 - DISCLOSURE REGARDING THE ADOPTION OF IFRS (continued):

Subsequently, at each balance sheet date, the components of the convertible debentures are accounted for separately. The conversion component is recorded at fair value and the liability component is recorded using the amortized cost method based on the effective interest rate computed at date of initial recognition.

Accordingly, upon transition to reporting under IFRS, on January 1, 2007, the amount presented as a financial liability in respect of the said debentures has been adjusted to reflect the effects of the following:

(1)	The fair value of the conversion component as of January 1, 2007.

(2)
The balance of the liability component (the debt instrument) as it would have been presented on January 1, 2007, had the issuance proceeds in August 2006 been allocated first to the fair value of the conversion component, and the residual amount had been allocated to the liability component, and subsequently, the liability component had been accounted for using amortized cost (based on the recalculated effective interest rate).

5.	Business combinations:

a)	According to Israeli GAAP, minority interest arising in the acquisition of a subsidiary is calculated based on the carrying amount of the subsidiary's assets and liabilities.

According to the provisions of IFRS 3, “Business Combinations”, the Group recognizes minority interest on the date of acquisition based on the minority's share of the fair value of the subsidiary's assets and liabilities on the date of acquisition with a corresponding presentation of these assets and liabilities in the balance sheet at their full fair value. Goodwill arising on the date of acquisition will continue to be calculated based on the difference between the cost of acquisition and the Company's share of the fair value of the subsidiary's net assets, as calculated according to Israeli GAAP.

b)
According to Israeli GAAP, minority interest is presented in the balance sheet as a line item between liabilities and shareholders' equity and in the consolidated statement of operation as an expense in determining the Group's consolidated net income. Pursuant to IAS 1, “Presentation of Financial Statements”, the Company presents minority interest in the consolidated balance sheet within equity and minority interest is not deducted from the Group's net income.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 20 - DISCLOSURE REGARDING THE ADOPTION OF IFRS (continued):

6.	Employee benefits:

According to Israeli GAAP, the severance pay liability is measured based on the employee's latest monthly salary multiplied by the number of years of employment as of each balance sheet date, based on the “shut down” method, and severance pay funds are measured at their redemption value at each balance sheet date.

According to IAS 19, “Employee Benefits”, the Company's benefit plan is considered a defined benefit plan, and therefore, the severance pay liability is required to be calculated on an actuarial basis. The actuarial calculation takes into consideration future salary increases, the rates of employee turnover, and the estimated timing of payments.

The amounts are presented based on expected future cash flows discounted at a rate determined by reference to high quality government bonds denominated in NIS whose maturities approximate the term of the severance pay liability.

Employee benefit plan assets are measured at fair value.

To the best of the Company’s knowledge, the issue as to whether there is a deep market in Israel for high quality corporate bonds (which under IAS 19 is the preferred reference in determining the discount rate) is being evaluated by the IsASB and the Israel Securities Authority with the assistance of the Bank of Israel. Should these bodies conclude that there is such a market, it is possible that the amounts to be recorded in the Company’s first annual IFRS financial statements (2008) under IAS 19 using a discount rate based on corporate bonds rather than government bonds will be different than the amounts recorded under IFRS in this Note.

According to IAS 19, the Company elected the approach according to which the actuarial gains and losses (from changes in actuarial assumptions) are taken to retained earnings.

7.	Financial income and expenses:

According to Israeli GAAP, financial income and expenses are presented net in the statement of operation. According to IFRS, financial income should be disclosed separately from financial expenses in the income statement and accordingly, the Company separately presented financial expenses and income.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 20 - DISCLOSURE REGARDING THE ADOPTION OF IFRS (continued):

8.	Financial instruments:

a)	Investments in marketable securities:

According to Israeli GAAP, the Company classified its investments in marketable securities as short-term investments. Accordingly, these investments were presented at fair value.

Pursuant the provisions of IAS 39 - “Financial Instruments: Recognition and Measurement” the Company will classify its investments in the said securities as “available-for-sale financial assets” or as securities “held for trading”. In accordance with IAS 39, these financial assets will be presented at their fair value at each balance sheet date. Changes in fair value of available for sale securities will be charged to shareholders’ equity, except for impairment, and when applicable, expect for interest expenses and exchange rate differences, which will be charged to the statement of operation. Changes in the fair value of securities held for trading would be recorded as financial income (expenses).

b)	Acquisition of Diners shares

According to Israeli GAAP the agreement entered into in respect of the acquisition of Diners shares is being treated for accounting purposes as a commitment and it is only subject to disclosure.
Pursuant to IFRS, such contract represents a derivative that is measured at fair value. The fair value as of the date of the transaction will be carried against deferred revenue. Changes in fair value will be carried to financial income or expenses.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 20 - DISCLOSURE REGARDING THE ADOPTION OF IFRS (continued):

9.	Embedded derivatives:

The Company has operating lease agreements denominated in foreign currencies, which are not the functional currency of any of the parties to the lease agreement and are not considered commonly used currencies in contracts of sell non financial items in the economic environment.

According to Israeli GAAP, such lease agreements are accounted for as one unit and not separated into components. The periodic lease fees (including the relevant exchange rate differences) are recorded in the statement of operation as incurred.

Upon the transition to IFRS and based on IAS 39, “Financial Instruments - Recognition and Measurement”, the embedded derivatives in the host lease agreements need to be separated and measured at fair value at each balance sheet date. Changes in the fair value of the embedded derivatives are recognized in each period in the statement of operation.

10.	Dividend declared subsequent to balance sheet date:

According to Israeli GAAP, dividends declared subsequent to balance sheet date and before the date the financial statements were approved were presented in shareholders' equity as a reduction of retained earnings and an increase in “dividends declared subsequent to balance sheet date”.

Upon the transition to IFRS, the Company only provides disclosure of the dividend declared subsequent to the balance sheet date.

11.	Other expenses and income:

Under Israeli GAAP, other income and expenses are presented net in the statement of income after “operating income”.

Under IFRS, other income and expenses are presented in the statement of operations as part of “operating income” in accordance with IAS 1 - “Presentation of Financial Statements”.

12.	Classification of income taxes receivables and income tax payable:

Under Israeli GAAP, income taxes receivable or payable are included among “other accounts receivable” or “other accounts payable”, respectively.
Pursuant to the provisions of IAS 1 - “Presentation of Financial Statements”, income taxes receivable and income tax payable are presented separately in the balance sheet.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 20 - DISCLOSURE REGARDING THE ADOPTION OF IFRS (continued):

13.	Classification of loans in the balance sheet

Under Israeli GAAP although covenants regarding to loans were not completely met, the loans are not classified as a short term loans if the agreement between the Company and the lender was reached after the balance sheet date and before the date of approval of the financial statements.

According to IFRS, if the agreement between the Company and the lender was reached only after the balance sheet date, the loans should be classified as a short term loans.

14.	Warrants issued to investors in subsidiary:

According to Israeli GAAP, based on the provisions of Accounting Standard No. 22 of the IASB, warrants whose exercise price is linked to the Israeli CPI, were presented as shareholders' equity.

According to IAS 32, “Financial Instruments - Presentation”, such warrants are a financial liability since their exercise price is not fixed and are therefore presented as liability under Derivative instruments. The liabilities are measured in accordance with IAS 39, “Financial Instruments - Recognition and Measurement”. Accordingly, the warrants are presented at fair value at each balance sheet date and the changes in fair value were recorded as financial income or expenses.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 21 -	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A

a.
The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in Israel (Israel GAAP), which vary in certain respects from accounting principles generally accepted in the United States of America (U.S. GAAP), and as allowed by item 17 to Form 20-F, as described in the paragraphs hereafter:

1.	Proportionate consolidation

Under Israeli GAAP, jointly controlled entities are included in the Company's consolidated financial statements according to the proportionate consolidation method.

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

2.	Deferred income taxes

a.
Under Israeli GAAP, no deferred taxes have been provided, in respect of certain long-lived (more than 20 years) assets, such as buildings and land purchased prior to 1982. Commencing January 1, 2005, under the new Israeli standard, deferred taxes are provided for land and land originating in newly combination transactions business.

Under U.S. GAAP, in accordance with the provisions of FAS 109, income taxes are to be provided for any assets that have a different basis for financial reporting and income tax purposes.

b.
Under Israeli GAAP, the Company concluded as of December 31 ,2006, that the recognition of a deferred tax liability relating to a dilution gain arising from the offering of shares of one of the Company’s subsidiaries was not required because the Company does not intend to sell its shares in the subsidiary.

Under U.S. GAAP the said deferred tax liability has been recorded in 2006.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
NOTE 21 -	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A (continued):

3.	Liability for employee rights, net of amount funded

Under Israeli GAAP, amounts funded in respect of severance pay liability by purchase of insurance policies and the liability in respect there from are not reflected in the balance sheet. In addition, the liability for employee rights in the balance sheets is presented net of amounts funded with severance pay funds.

Under U.S. GAAP, the amounts funded do not qualify as plan assets and thus should be presented as a long-term investment among the Company’s assets. Correspondingly, the entire change in the liability will be classified as part of wages expenses and the income from the funding arrangements will be classified as financing income.

4.	Derivatives Instruments

a.
Under Israeli GAAP, as noted in note 2v, the Company accounts for its derivative instruments as hedging instruments. Under U.S. GAAP, in accordance with the provisions of FAS 133 (as amended by FAS 137, FAS 138 and FAS 149), the Company’s derivative instruments do not qualify for hedge accounting. Therefore under U.S GAAP the derivatives are stated at fair value, changes in the fair value of the derivative instruments are carried to “financial income or expenses as incurred”.

b.
Under Israeli GAAP, gains and losses on derivatives that are hedging declared dividend are deducted or added to the dividend amount whereas under U.S. GAAP changes in the fair value of those derivatives are carried to the statements of operations.

c.	Under Israeli GAAP, lease agreements denominated in currencies other than the functional currency are not considered arrangements with embedded derivatives.

Under U.S GAAP, according to Statement 133 Implementation issue B21 “Embedded Derivatives, when Embedded Foreign Currency Derivatives Warrant Separate Accounting”, such agreements include embedded derivatives which should be bifurcated and recorded as an asset or a liability. The fair value of the embedded derivatives is valued at balance sheet date and it is marked to market over the lease term.
Changes in fair value of the embedded derivatives are carried to financial expenses or income.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
NOTE 21 -	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A (continued):

5.	Goodwill

Prior to January 1, 2006 under Israeli GAAP, goodwill was amortized in equal annual installments over a period of 10 and 20 years (see note 2b(4)), and reviewed for impairment when circumstances indicate the possibility that impairment exists.

Commencing January 1, 2006, under an amendment to Israeli Standard No. 20, goodwill is no longer amortized systematic basis and is subject, at least annually, to impairment (see note 2j).

Under U.S. GAAP, goodwill is not amortized. In addition, goodwill attributable to reporting units is tested for impairment by comparing the fair value of the related reporting unit with its carrying value.

6.	Impairment of long-lived assets

Under Israeli GAAP, the review of an asset for impairment is performed in relation to its recoverable value. The recoverable value of an asset is determined according to the higher of the net selling price of the asset or its value in use to the Company. The value in use is determined according to the present value of anticipated cash flows from the continued use of the asset, including those expected at the time of its future retirement and disposal.

Under U.S. GAAP, only if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets are then written down to their estimated fair values.

In addition, under Israeli GAAP, where indicators are present that beneficial events have occurred or beneficial changes in circumstances have taken place, the impairment provision in respect of the asset (other than goodwill) may be cancelled or reduced in the future, while under U.S. GAAP, this impairment cannot be reversed and the asset is continued to be carried at its new cost.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
NOTE 21 -	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A (continued):

7.	Share based payments and warrants

a)	Prior to January 1, 2006, under Israeli GAAP, the 1996 Stock Option Plan and previous options plans (which do not exist any more) do not require the recognition of compensation expense.

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

b)
Commencing January 1, 2006, under the provisions of Israeli GAAP, warrants and share based payments, the exercise price of which is linked to the CPI, are being treated as equity instrument and are classified as part of shareholder's euqity or a mezzanine line item depends to which it relates (the parent company or the subisidiary).

Under U.S. GAAP due to the linkage term, those instruments are being treated as derivative and are marked to market of each balance sheet date.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 21 -	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A (continued):

8.	Cash flow classification

a.	According to Israeli GAAP, proceeds from sale or purchase of marketable securities are presented in cash flows from investing activities in the statement of cash flows.

According to U.S. GAAP, proceeds from sale or purchase of marketable securities which are classified by the Company as trading securities are included in cash flows from operating activities.

b.	According to Israeli GAAP, the change in accrued severance pay liability is included in cash flows from operating activities net of the change in related funded amounts.

According to U.S. GAAP, the change in accrued severance pay liability is included in cash flows from operating activities and the change in funded amounts is included in cash flows from investing activities.

9.	Convertible debentures

a.
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

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
NOTE 21 -	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A (continued):

As described in note 8b(2), the conversion price of the convertible debentures is subject to adjustment, among others, upon the distribution of a cash dividend, which accordingly results in a contingent beneficial conversion feature that should be recognized under EITF No. 98-5 and EITF No. 00-27. Under issue 7 of EITF No. 00-27, the Company should recognize the beneficial conversion feature only when the conversion price is adjusted below the share market price on the commitment date (market price on the date of the issuance of the convertible debentures).

As described in note 8b(2), due to dividend distributions in 2007, 2006 and 2005, the conversion price was adjusted to NIS 23.55, NIS 30.08 and NIS 32.89, as of December 31, 2007, 2006 and 2005, respectively. These prices are below the market price of the shares at the commitment date (NIS 42.4). Accordingly, under U.S. GAAP, the Company recorded in 2007, 2006 and 2005 a beneficial conversion feature (credited to additional paid-in capital (“APIC”) amounting to NIS 18,565 thousands (NIS 13,702 thousands after taking into consideration deferred taxes), NIS 21,045 thousands (NIS 14,748 thousands after taking into consideration deferred taxes) and NIS 15,650 thousands (NIS 11,444 thousands, after taking into consideration deferred taxes), respectively, which equals the difference between the market price of the shares at the commitment date and the adjusted conversion price, multiplied by the number of shares resulting from the conversion.

The resulting discount on the convertible debentures is accreted over the remaining term of the debentures. Accordingly, the Company recorded, under U.S. GAAP, for the years ended December 31, 2007, 2006 and 2005, additional interest expense in the amount of NIS 34,014 thousands (NIS 24,721 thousands after taxes), NIS 23,216 thousands (NIS 16,019 thousands after taxes) and NIS 11,690 thousands (NIS 7,715 thousands after taxes), respectively.

Under Israeli GAAP, the beneficial conversion feature component is not recognized in the financial statements.

b.
Under U.S. GAAP, the conversion feature embedded in the convertible debentures of one of the Company's subsidiaries is accounted for in accordance with the provisions of Emerging Issues Task Force (“EITF”) Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” (“EITF 00-19”). The Company has also considered EITF No. 05-2, “The Meaning of Conventional Convertible Debt Instrument” in the adoption of EITF 00-19.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 21 -	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A (continued):

Under these pronouncements, the Company has recorded the embedded derivative instrument relating to convertible debentures which were issued by one of the Company's subsidiaries, as a liability based on its fair value. The fair value of the derivative instrument was determined using the binominal valuation model. The remaining balance of the proceeds was attributed to the debenture. The embedded derivative was bifurcated and recorded as a liability on the date of issuance. The fair value of the embedded derivative is valued at balance sheet date until the conversion or the maturity of the debentures.

Changes in fair value were recorded as financial income or expenses.

Under Israeli GAAP (standard No. 22) the Company is required to bifurcate the equity component from these convertible debentures. However, the value assigned of the equity component, based on the calculation guidelines outlined in standard No. 22 resulted in a non-material amount and thus the amount of the liability was not bifurcated.

c.	Under Israeli GAAP, the balance of the debt issuance costs are presented as a deduction from the liability (note2w(4)) and amortized as part of the financing expenses.
Under US GAAP, debt issuance costs are presented as an asset and amortized using the effective interest method over the life of the debt.

10.	Reporting comprehensive income

Under U.S. GAAP, part of the Company’s marketable securities are classified, in accordance with the provisions of FAS 115, as “available-for-sale” and accordingly are marked to market; unrealized gains and losses arising from these securities are reported as “other comprehensive income” under the provisions of FAS 130.

Under Israeli GAAP, these marketable securities are classified as a “current investment” and accordingly are marked to market; unrealized gains and losses arising from these securities are reported in earnings (see also 16 below).

11.	Leasehold rights from the Israel Land Administration Authority (ILAA)

Under Israeli GAAP, land lease rights from the ILAA are accounted for property, plant and equipment, and not depreciated.

Under U.S GAAP, in accordance with SFAS 13 “Accounting for Leases”, leases involving real estate can be accounted for as capital lease only when (a) the lease transfers ownership of the property to the lessee by the end of the lease term or (b) the lease contains a bargain purchase option.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 21 -	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A (continued):

Since none of the above-mentioned terms is met, the Company's land lease rights are accounted for as an operating lease and thus, the payments in respect thereof are amortized over the initial lease term.
In cases in which the Company has an option to extend the lease period and if the exercise of which is considered to be reasonably assured this option is taken into account in the calculation of the amortization expenses (period and additional payments).

The leasehold rights are amortized over the period of the initial option plus the renewal option period, when applicable.

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

As explained in note 2a above, the amounts adjusted for the effects of inflation in Israel, presented in the financial statements as of December 31, 2003 (hereafter – “the transition date”), were used as the opening balances for the nominal financial reporting in the following periods. As a result, amounts reported in 2007, 2006 and 2005 for non-monetary and capital items that originated before the transition date are based on their adjusted December 2003 shekel balance.

As allowed by the SEC, the adjustments to reflect the changes in the general purchasing power of Israeli currency have not been reversed in the reconciliation of Israeli GAAP to U.S. GAAP.

13.	Classification of certain expenses

Under Israeli GAAP, certain income and expense items (mainly – impairment of assets, costs in respect of closure of stores and gains and losses from sale of fixed assets; see also note 16L) amounting to approximately NIS 4.8 million, NIS 23.3 million and NIS (1.7) million for the years ended December 31, 2007, 2006 and 2005, respectively, are included under other income as non-operating expenses, whereas in accordance with U.S. GAAP such items are included in operating expenses.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 21 -	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A (continued):

14.	Investment property

Prior to January 1, 2007, under Israeli GAAP, investment property was measured using the cost basis and was depreciated over its expected useful lives. Commencing January 1, 2007, under Israeli Accounting Standard No. 16 investment property is accounted for by the fair value model, as allowed by the said standard, see note 2i.

Accordingly, the difference between the fair value of the investment property as of January 1, 2007 and its depreciated cost as of that date was carried to retained earnings. Gains and losses arising from changes in the fair value of the investment property, commencing January 1, 2007, are carried to the statements of operations.

In addition as of December 31, 2007, under Israeli GAAP the Company recorded a liability in respect of future payment to the ILAA. (see note 2i).

Under U.S. GAAP, investment property is measured using the cost model and is depreciated over its expected useful lives. As a result, under U.S GAAP, the Company did not record the above liability to the ILAA, did record additional depreciation expenses and additional capital gain, and reversed the revaluation of the investment property.

15.	Uncertainty in income taxes

Under Israeli GAAP, this uncertainty is treated like any other loss contingencies (a provision is recognized when it is probable that a liability had been incurred and the amount of loss can be reasonably estimated).

Under U.S. GAAP, on January 1, 2007, the Company adopted FASB Interpretation No. 48 ("FIN No. 48"), Accounting for Uncertainty in Income Taxes, which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." FIN No. 48 prescribes a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon examination. If the tax position is deemed "more-likely-than-not" to be sustained, the tax position is then measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement under tax on income.
The Company’s accounting policy is to classify interest and penalties recognized in the financial statements relating to uncertain tax provisions, under provision for income taxes.

The total amount of unrecognized tax benefits as of the date of adoption of FIN 48, net of minority interest, was charged to retained earnings.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 21 -	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A (continued):

16.	Marketable securities

Under Israeli GAAP, marketable securities are stated at market value at balance sheet date. The changes in value of these securities are carried to financial income or expenses.

Under U.S. GAAP, pursuant to SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, Company’s investments in marketable securities are classified as either trading securities or as available for sale securities.

Investments classified as available-for-sale are reported at fair value with unrealized gains and losses, net of related tax, recorded as a separate component of comprehensive income in shareholders´ equity until realized. Interest and amortization of premiums and discounts for debt securities and gains and losses on securities sold are carried to financial income or expenses. For all investment securities, unrealized losses that are other than temporary are carried to financial income or expenses.

Investments classified as trading are stated at market value at balance sheet date. Changes in value of these securities are carried to financial income or expenses.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 21 -	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A (continued):

b.	The effects on the financial statements of the abovementioned material differences between Israeli GAAP and U.S. GAAP are as follows:

1.	Consolidated statements of operations:

	2005	2006	2007
	NIS in thousands (except share and per share data)
Net income as reported, according to Israeli GAAP	89,991	213,911	150,222
Amortization of goodwill ,see a(5)	6,508	—	—
Accretion of discount resulting from beneficial conversion feature in respect of convertible debentures ,see a (9)	(11,690)	(23,216)	(34,014)
Gains (loss) on derivatives ,see a (4)	882	9,911	(6,194)
Impairment of long-lived assets ,see a(6)*)	(10,211)	(25,560)	(26,563)
Other income see a (14)	—	—	2,333
Amortization of leasehold rights from the ILAA see a(11)	—	(3,752)	(10,060)
Depreciation of property, plant and equipment, see a(14)	—	—	(4,094)
Reversal of revaluation of investment property, see a(14)	—	—	(10,456)
Financial income ( expenses), net, see a (9),a(16)	—	(986)	3,370
Taxes on income	10,191	10,400	28,744
Deferred taxes on income ,see a(2)	4,160	(11,435)	706
Minority interest in respect of the above	(1,491)	(2,549)	3,307
Net income according to U.S. GAAP	88,340	166,724	97,301

Net income per share per Israeli GAAP:

Basic	2.32	5.46	3.55
Diluted	2.26	4.92	3.42

Net income per share Per U.S. GAAP:
Basic	2.27	4.25	2.30
Diluted	2.27	4.23	2.30

Weighted average number of shares used for computation of earning per share

Basic	38,832,663	39,207,214	42,355,339
Diluted	44,443,433	44,939,831	45,134,184

*)	Includes:

Difference in depreciation expense due to different cost basis of fixed assets between Israeli GAAP and U.S. GAAP resulting from different impairment charges

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 21 -	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A (continued):

2.	Consolidated balance sheets:

	December 31, 2006			December 31, 2007
	As per Israeli GAAP	Adjustment	As per U.S. GAAP	As per Israeli GAAP	Adjustment	As per U.S. GAAP
	NIS in thousands

Other accounts receivable	102,022	—	102,022	122,730	—	122,730
Severance pay fund (3)	—	**150,902	150,902	—	176,560	176,560
Cost of property, plant and equipment (14)	**3,365,525	314,078	3,679,603	3,573,155	318,801	3,891,956
Accumulated depreciation and amortization (including impairment of property, plant and equipment (6) (11) (14)	**(1,586,770)	(129,664)	(1,716,434)	(1,712,952)	(166,207)	(1,879,159)
Investment property(14)	**222,057	(222,057)	—	315,778	(315,778)	—
Intangible assets and deferred
charges (5) (9)	**99,358	50,623	149,981	251,994	52,559	304,553
Deferred income taxes, net (2) (4) (6) (9) (11) (14)	3,597	(25,671)	(22,074)	(12,417)	6,540	(5,877)
Other long-term receivables(4)	2,618	11,779	14,397	48,289	11,867	60,156
Other accounts payable and accrued expenses (9) (14) (15)	(409,153)	(4,779)	(413,932)	(447,230)	(17,264)	(464,494)
Other long -term liabilities (4) (14)	**(119,574)	(1,868)	(121,442)	(293,280)	(5,348)	(298,628)
Accrued severance pay (3)	(35,527)	**(150,902)	(186,429)	(43,909)	(176,560)	(220,469)
Debentures and convertible debentures (9)	(1,096,058)	9,528	(1,086,530)	(985,844)	(3,079)	(988,923)
Minority interest *	(239,142)	8,493	(230,649)	(274,311)	26,060	(248,251)
Additional paid-in capital (7)	(737,756)	(72,006)	(809,762)	(845,168)	(85,925)	(931,093)
Other comprehensive income (16)	—	—	—	—	(1,262)	(1,262)
Retained earnings **	(201,752)	61,544	(140,208)	(122,572)	179,036	56,464
Total shareholders' equity	(992,922)	(10,462)	(1,003,384)	(1,024,834)	91,849	(932,985)

*  Net effect of reconciling items.
** Reclassified

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 21 -	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A (continued):

3.	The effect of the foregoing GAAP difference on comprehensive income on reporting comprehensive income is as follows:

	Year ended December 31,
	2005	2006	2007
	S NIS in thousands
Net income, as reconciled to U.S GAAP, see b. above	88,340	166,724	97,301
Other comprehensive income- -
Unrealized gains on marketable securities (net of taxes and minority interest), see a(16)	—	—	1,262
Comprehensive income	88,340	166,724	98,563

4.	Consolidated statements of cash flows:

	Year ended December 31,
	2005	2006	2007
	NIS in thousands
Cash flows from operating activities:

As per Israeli GAAP	209,760	269,971	292,216
Adjustment see a 8(a)	—	(64,972)	25,380
Adjustment see a 8(b)	1,779	10,167	11,392
As per U.S. GAAP	211,539	215,166	328,988

Cash flows from investing activities:

As per Israeli GAAP	(569,452)	(157,445)	(130,577)
Adjustment see a 8(a)	—	64,972	(25,380)
Adjustment see a 8(b)	(1,779)	(10,167)	(11,392)
As per U.S. GAAP	(571,231)	(102,640)	(167,349)

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 21 -	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A (continued):

c.	Recently issued accounting pronouncements in the United States:

1)
In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years (January 1, 2008, for the Company). Subsequent to the issuance of SFAS 157, the FASB issued FASB Staff Positions (FSP) 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13" and FSP 157-2 "Effective Date of FASB Statement No. 157." FSP 157-1 excludes, in certain circumstances, SFAS 13 and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under Statement 13 from the provision of SFAS 157. FSP 157-2 delays the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). FSP 157-2 defers the effective date of SFAS 157 for such instruments to fiscal years beginning after November 15, 2008, and interim periods within those fiscal (January 1, 2009, for the Company). The Company is currently assessing the impact that SFAS 157 will have on its consolidated financial statements.

2)
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment of FASB Statement No. 115,” which will become effective in 2008. SFAS No. 159 permits entities to measure eligible financial assets, financial liabilities and firm commitments at fair value, on an instrument-by-instrument basis, that are otherwise not permitted to be accounted for at fair value under other generally accepted accounting principles. The fair value measurement election is irrevocable and subsequent changes in fair value must be recorded in earnings. The Company is currently evaluating the impact of the adoption of SFAS No.159 will have on its consolidated financial statements.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 21 -	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A (continued):

3)
In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations.” This standard improves reporting by creating greater consistency in the accounting and financial reporting of business combinations. Additionally, SFAS No. 141(R) requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS No. 141(R) is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period years beginning after December 15, 2008. Early adoption of this standard is prohibited. The company is currently evaluating the impact, if any, of adopting this standard on the Company's financial position, results of operations and liquidity.

4)
In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements.” This standard clarifies that a noncontrolling or minority interest in a subsidiary is considered an ownership interest and, accordingly, requires all entities to report such interests in subsidiaries as equity in the consolidated financial statements. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact, if any, of adopting this standard on the Company's financial position, results of operations and liquidity.

5)
In December 2007, the FASB ratified EITF Issue No. 07-01, "Accounting for Collaborative Arrangements" ("EITF 07-01"). EITF 07-01 defines collaborative arrangements and establishes reporting requirements for transactions between participants in a collaborative arrangement and between participants in the arrangement and third parties. EITF 07-01 also establishes the appropriate income statement presentation and classification for joint operating activities and payments between participants, as well as the sufficiency of the disclosures related to these arrangements. EITF 07-01 is effective for fiscal years beginning after December 15, 2008 (January 1, 2009, for the Company). EITF 07-01 shall be applied using modified version of retrospective transition for those arrangements in place at the effective date.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 21 -	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A (continued):

An entity should report the effects of applying this Issue as a change in accounting principle through retrospective application to all prior periods presented for all arrangements existing as of the effective date, unless it is impracticable to apply the effects the change retrospectively. The Company is currently assessing the impact that EITF 07-01 may have on its results of operations and financial position.

6)
In March 2008, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 161, “Disclosures about Derivative Instruments and Hedging Activities-an amendment of FASB Statement No. 133.” SFAS No. 161 expands the current disclosure requirements of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” such that entities must now provide enhanced disclosures on a quarterly basis regarding how and why the entity uses derivatives; how derivatives and related hedged items are accounted for under SFAS No. 133 and how derivatives and related hedged items affect the entity’s financial position, performance and cash flow. Pursuant to the transition provisions of the Statement, the company will adopt SFAS No. 161 in fiscal year 2009 and will present the required disclosures in the prescribed format on a prospective basis. This Statement will not impact the Consolidated Financial Statements as it is disclosure-only in nature.

7)
In April 2008, the FASB issued FASB Staff Positions (FSP No. FAS 142-3, "Determination of the Useful Life of Intangible Assets"). FSP FAS 142-3 applies to recognized intangible assets that are accounted for pursuant to FASB Statement No. 142 "Goodwill and Other Intangible Assets". FSP FAS 142-3 requires an entity to consider its own historical renewal or extension experience in developing renewal or extension assumptions used in determining the useful life of a recognized intangible asset. In the absence of entity specific experience, FSP FAS 142-3 requires an entity to consider assumptions that a marketplace participant would use about renewal or extension that are consistent with the highest and best use of the asset by a marketplace participant. FSP FAS 142-3 is effective prospectively for all newly acquired intangible assets after the effective date. Additional disclosures are required for all capitalizable intangible assets as of the effective date.

FSP FAS 142-3 shall be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 21 -	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A (continued):

The guidance for determining the useful life of a recognized intangible asset in FSP FAS 142-3 shall be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements in paragraphs shall be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date.
The Company is currently assessing the impact that FSP FAS 142-3may have on its results of operations and financial position.

8)
In December 2007 the Securities and Exchange Commission has issued a final rule allowing foreign private issuers ("FPI") to file financial statements with the SEC in accordance with IFRS as issued by the International Accounting Standards Board without reconciliation to US GAAP.

As disclosed in note 1z, the Company will prepare its financial statements based on IFRS for the first time based on IFRS in the periods commencing on January 1, 2008. The Company, which is a FPI, is currently considering omitting the reconciliation from IFRS to US GAAP in future filings.

APPENDIX

BLUE SQUARE – ISRAEL LTD.
DETAILS OF PRINCIPAL SUBSIDIARIES, PROPORTIONATELY CONSOLIDATED COMPANIES
AND AN ASSOCIATED COMPANY
AT DECEMBER 31, 2007

Holding Company	Name of Company	Percentage of ownership and control by holding company as of December 31, 2007

Blue Square-Israel Ltd.	The Blue Square Chain
	Investments & Properties Ltd.	80%	Subsidiary

	Blue Square Real Estate Ltd.	80%	Subsidiary

	Bee Group Ltd.	60%	Subsidiary

	Eden Briut Teva Market Ltd.	51%	Subsidiary

	Diners Club Israel Ltd.	36.75%	see note 9b(1)

	Loyalty plan-partership	75%	see note 10b(1)

The Blue Square Chain Investments & Properties Ltd.	The Blue Square Chain (Hyper Hyper) Ltd.	100%	Subsidiary

	Center Investments 1108 Ltd.	50%	Proportionately consolidated

	Izdarehet Investments Company Ltd.	50%	Proportionately consolidated
The Blue Square Chain (Hyper Hyper) Ltd.	Hyper Lod Center Ltd.	100%	Subsidiary

	Kenyon Malha Jerusalem Partnership	100%	Subsidiary

	Shefa Mehadrin Ltd.	100%	Subsidiary

	Radio Non-Stop Ltd.	33%	Associated company

Blue Square Real Estate Ltd.	Kenyon Hadar Management Company Ltd.	50%	Proportionately consolidated
	Joint venture Blue Square - Hadar	50%	Proportionately consolidated

Bee Group Ltd.	Vardinon Textile Ltd.	85%	Subsidiary

	Sheshet	75%	Subsidiary

	Naaman Porcelain Ltd	56%	Subsidiary

REPORT OF INDEPENDANT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of

HAMACHSAN HAMERKAZI KFAR HASHAASHUIM LTD.

We have audited the accompanying consolidated balance sheets of Hamachsan Hamerkazi Kfar Hashaashuim Ltd. ("the Company") and its subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2006 (not presented separately herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

Kost Forer Gabbay & Kasierer is a member practice of Ernst & Young Global

REPORT OF INDEPENDANT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of

Radio Non-Stop Ltd.

We have audited the accompanying consolidated balance sheets of Radio Non-Stop Ltd. ("the Company") and its subsidiaries as of December 31, 2006, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the period ended December 31, 2006 (not presented separately herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

Kost Forer Gabbay & Kasierer is a member practice of Ernst & Young Global

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

BLUE SQUARE-ISRAEL LTD.

By:	/s/ Zeev Vurembrand
Name: Zeev Vurembrand
Title: President and Chief Executive Officer

By:	/s/ Dror Moran
Name: Dror Moran
Title: Vice President and Chief Financial Officer

Date: June 25, 2008