Form 20-F
period 2008-12-31
BLUE SQUARE ISRAEL LTD /ADR/
filed 2009-06-29
CIK 1016837

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

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
Tel: (972)-3-9282670; Fax: (972)-3-9282498

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

Large Accelerated filer  ☐                Accelerated filer  ☒               Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐

International Financing Reporting Standards as issued by the International Accounting
Standards Board ☒

Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17  ☐ Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐   No  ☒

INTRODUCTION

Unless otherwise indicated, as used in this Annual Report, (a) the term “Blue Square” or the “Company” means Blue Square-Israel Ltd., (b) the terms “we,” “us” and “our,” mean Blue Square and its consolidated subsidiaries, (c) “BSIP” means Blue Square Chain Investments & Properties Ltd., our wholly-owned subsidiary,  (d) "BSRE" means Blue Square Real Estate Ltd., a corporation of which we held 78.45% of the outstanding shares as of June 15, 2009, and the balance of whose shares are publicly held and traded on the Tel Aviv Stock Exchange and (e) "Bee Group" means Bee Group Retail Ltd. (formerly known as Hamachsan Hamerkazi Kfar Hasha’ashuim Ltd.), a corporation of which we held 85% of the outstanding ordinary shares as of June 15, 2009.

 We are the second largest food retailer in the State of Israel.  We also operate in the "Non-Food" sector, selling “Non-Food” items both in our supermarkets and in stand alone retail outlets. We also operate in the yield-generating commercial real estate sector, in which we own, lease and develop yield-generating commercial properties.

Through our supermarkets, which are owned and operated through BSIP, we offer a wide range of food and beverages products and “Non-Food” items, such as houseware, toys, small electrical appliances, computers and computer accessories, entertainment and leisure products and textile products (called “Non-Food” in this Annual Report), and “Near-Food” products, such as health and beauty aids, infants products, cosmetics and hygiene products (called “Near-Food” in this Annual Report). As of December 31, 2008, we owned and operated 194 supermarkets under the brand names Mega, Mega in Town, Shefa Shuk, Mega Bool and Eden Briut Teva Market (“Eden Nature”).

In addition, as of December 31, 2008, the Bee Group consisted of 241 non-food retail outlets, mostly through franchisees, with activities in the houseware and home textile, toys, leisure, and baby and young children sectors.

As of December 31, 2008, we were the legal owner (including through long-term leases from the Israel Land Administration) of 98 properties owned in connection with the retail operation of our stores (including warehouses and offices), totaling approximately 201,700 square meters, 34 yield generating real estate properties (including property leased to third parties), totaling approximately 63,200 square meters, and 21 properties of undeveloped land intended for future development, totaling approximately 174,700 square meters. For further information regarding our real estate, see “Item 4. Information on the Company - B. Business Overview – Our Real Estate.”

Our revenues and profits during the years described in this Annual Report were principally derived from the operation of our supermarkets. In recent years, we have increased our activity in the "Non-Food" retail, mainly through acquisitions.  We expect that the acquisitions we have made in the "Non-Food" retail area will have an increasing effect on our financial results in the coming years.

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

All references in this Annual Report to dollars or $ are to U.S. dollars and all references in this Annual Report to NIS are to New Israeli Shekels. Unless mentioned otherwise, all figures in U.S. dollars are based on the representative exchange rate between the NIS and the dollar as published by the Bank of Israel for December 31, 2008, which was NIS 3.802 per $1.00, except figures for the first quarter of 2009, which are based on the representative exchange rate between the NIS and the dollar as published by the Bank of Israel for March 31, 2009, which was NIS 4.188 per $1.00.

Presentation of Financial and Share Information

We prepare our consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). These are our first annual consolidated financial statements that were prepared in accordance with IFRS as issued by the IASB and IFRS 1-"First Time Adoption of International Financial Reporting Standards".  Until and including our financial statements for the year ended December 31, 2007, we prepared our consolidated financial statements in accordance with Israeli GAAP. The influence of the transition to IFRS (from financial statements prepared in accordance with generally accepted accounting principles in Israel, referred to in this Annual Report as Israeli GAAP) on our financial statements for the year ended December 31, 2007 and our results of operations for that year, is detailed in note 36 to our consolidated annual financial statements included in this annual report. Following the Company's adoption of IFRS, as issued by the IASB, the Company is no longer required to reconcile its financial statements prepared in accordance with IFRS to U.S.GAAP.

TABLE OF CONTENTS

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.              Selected Financial Data.

We have derived the following selected consolidated financial data as of December 31, 2007 and 2008 and for each of the years ended December 31, 2007 and 2008 from our consolidated financial statements and notes included elsewhere in this Annual Report.  We have derived the selected consolidated financial data as of December 31, 2004, 2005, and 2006 and for each of the years ended December 31, 2004, 2005 and 2006 from our audited consolidated financial statements not included in this Annual Report.  We prepare our consolidated financial statements in conformity with IFRS.  Until and including our financial statements for the year ended December 31, 2007, we prepared our consolidated financial statements in accordance with Israeli GAAP. To facilitate comparison with the financial results of the year 2008, results from the year ended December 31, 2007 have been adjusted in accordance with IFRS and differ from the results reported previously.  See Item 5. “Operating and Financial Review and Prospects.”  You should read the selected consolidated financial data together with the section of this Annual Report titled “Item 5.  Operating and Financial Review and Prospects”, our consolidated financial statements included elsewhere in this Annual Report, the related notes, and the independent registered public accounting firm's report which contains emphasis paragraphs regarding the adoption of IFRS for the first time in 2008.

The selected information also includes certain items for the years 2004 to 2006 in accordance with U.S. GAAP.  Israeli GAAP differs in certain significant respects from U.S. GAAP.  For a summary of certain significant differences, see note 21 to our consolidated financial statements for the year ended December 31, 2007.

	For the year ended December 31,
	2007	2008	2008
	NIS (In thousands, except per ordinary share or ADS data)		$(1)
Statement of Income Data: In accordance with IFRS
Sales	6,981,984	7,429,121	1,954,003
Cost of sales	5,129,578	5,369,149	1,412,191
Gross profit	1,852,406	2,059,972	541,812
Selling, general and administrative expenses	1,563,208	1,794,720	472,046
Operating profit before other gain and losses and net gain from adjustment of investment property to fair value	289,198	265,252	69,766
Other gains	15,835	12,233	3,218
Other losses	(12,755)	(14,716)	(3,870)
Net gain from adjustment of investment property to fair value	10,456	19,067	5,015

Operating profit	302,734	281,836	74,129

Finance income	60,978	60,700	15,965
Finance expenses	(118,297)	(166,295)	(43,739)

Finance expenses, net	57,319	105,595	27,774

Share in profit (loss) of associates	186	(33)	(9)

Income before taxes on income	245,601	176,208	46,346

Taxes on income	69,779	43,806	11,522

Profit for the year	175,822	132,402	34,824

Attributable to:

Equity holders of the company:	143,628	104,586	27,508

Minority interests	32,194	27,816	7,316

Earnings per Ordinary share or ADS attributable to equity holders of the Company:
Basic	3.39	2.41	0.63
Diluted	3.39	1.62	0.43

Cash dividends declared per ordinary share or ADS	6.52	3.46	0.91
Number of Ordinary Shares Outstanding:	43,372,819	43,372,819	N/A

Selected Operating Data:
Number of supermarket stores (at year end)	185	194	N/A
Increase in same store sales(2)	1.20%	1.10%	N/A
Total square meters (at year end)	342,705	354,531	N/A
Supermarket sales per square meter (in NIS)(3)	19,905	19,898	5,234

	For the year ended December 31,
	2007	2008	2008
	NIS (In thousands, except per ordinary share or ADS data)		$(1)

Supermarket sales per employee (in thousands) (4)	937	954	251

	For the year ended December 31,
	2004	2005	2006
	NIS (In thousands, except per ordinary share or ADS data)
Statement of Income Data: In accordance with Israeli GAAP

Sales	5,365,784	5,797,018	6,515,035

Cost of sales	3,962,303	4,298,211	4,812,952

Gross profit	1,403,481	1,498,807	1,702,083

Selling, general and administrative expenses	1,203,391	1,269,760	1,396,877

Operating income	200,090	229,047	305,206

Financial expenses, net	(58,090)	(59,529)	(42,368)

Amortization of goodwill	(5,870)	(6,508)	-

Other income (expenses), net	(19,593)	690	78,022

Taxes on income	41,230	58,490	96,660

Equity in net earnings (loss) of affiliates	(1,204)	498	1,284

Minority interest	13,555	15,717	31,573

Net income	60,548	89,991	213,911

Earnings per ordinary share or ADS (basic)	1.57	2.32	5.46
Earnings per ordinary share or ADS (fully diluted)	1.54	2.26	4.92
Cash dividends declared per ordinary share or ADS	6.38	2.35	2.81

In accordance with U.S. GAAP:

Net income	45,235	88,340	166,724

Earnings per ordinary share or ADS (basic)	1.17	2.27	4.25
Earnings per ordinary share or ADS (fully diluted)	1.17	2.27	4.23
Number of Ordinary Shares Outstanding:	38,782,336	38,950,091	39,692,983
Selected Operating Data:

Number of supermarket stores (at year end)	164	168	175

Increase (decrease) in same store sales (2)	(1.3)%	1.7%	5.3%

Total square meters (at year end)	300,000	312,000	323,304

	For the year ended December 31,
	2004	2005	2006
	NIS (In thousands, except per ordinary share or ADS data)

Supermarket sales per square meter (in NIS)(3)	18,074	18,621	19,739
Supermarket sales per employee (in thousands) (4)	867	899	938

(1)
The translation of the NIS amounts into dollars has been made for the convenience of the reader at the representative exchange rate prevailing at December 31, 2008 (NIS 3.802 =$1.00), as published by the Bank of Israel. During 2008, the US dollar depreciated in value vis-à-vis the NIS by approximately (1.2)%.

(2)
The percentage in same store sales is the percentage change in sales of those stores that operated continuously during the entire reporting period of both the current year and that preceding it. Stores are not deemed to have operated continuously (and therefore not included as “same stores”) if such stores were permanently closed during the reporting period or the preceding period, were resized significantly during the period or were significantly renovated or expended during the period. Store resizing is considered significant if it exceeds 5% or more of the store’s original size.

(3)	Based on an average total square meters at month end during the relevant year.

(4)
In 2005, the Company began outsourcing its cleaning activities to external services providers, which reduced its total number of employees as compared to 2004. To facilitate a meaningful comparison between the Company’s Sales Per Employee for 2005, 2006, 2007 and 2008 with the Sales Per Employee for the previous period, the number of employees used to calculate Sales Per Employee for 2004 has been adjusted to exclude cleaning personnel.

	At December 31,
	2007	2008	2008
	NIS (in thousands)		$(1)
Balance Sheet Data:
In accordance with IFRS
Working capital (deficit)	47,436	(74,926)	(19,706)
Total assets	4,219,071	4,445,027	1,169,128
Short-term credit from banks and others and current maturities of debentures	240,869	236,900	62,309
Long-term debt, net of current maturities	1,202,858	1,497,880	393,972
Total equity	1,247,680	1,096,002	288,269

	At December 31,
	2004	2005	2006
	NIS (in thousands)
Balance Sheet Data:
In accordance with Israeli GAAP:
Working capital (deficit)	(380,666)	(450,044)	335,376
Total assets	3,079,011	3,683,035	4,071,733
Short-term credit from banks and others and current maturities of debentures	136,541	359,316	264,858
Long-term debt, net of current maturities	776,568	1,102,810	1,161,926
Shareholders’ equity	819,310	865,308	992,922
In accordance with U.S. GAAP:
Total assets	3,147,284	3,757,640	4,247,394
Shareholders’ equity	873,120	928,504	1,003,384

(1)
The translation of the NIS amounts into dollars has been made for the convenience of the reader at the representative exchange rate prevailing at December 31, 2008 (NIS 3.802= $1.00), as published by the Bank of Israel.

B.              Capitalization and Indebtedness.

Not applicable.

C.              Reasons for the Offer and Use of Proceeds.

Not applicable.

D.              Risk Factors.

Our business, operating results and financial condition could be seriously harmed due to any of the following risks.  If we do not successfully address any of the risks described below, our business, operating results and financial condition could be materially adversely affected and the share and ADS price of Blue Square may decline.  We cannot assure you that we will successfully address any of these risks.

We are engaged in a highly competitive business.  If we are unable to compete effectively against low-priced supermarkets and other competitors, our business will be materially adversely affected.

Supermarkets

The food retailing industry in Israel is highly competitive and is characterized by high turnover and narrow operating margins. We compete with the other major supermarket chain, Shufersal (formerly known as Super Sol), low-priced smaller supermarket chains, independent grocers, open-air markets, and other retailers selling supermarket goods. Competitive pressures increase as the supermarket sector in Israel approaches higher saturation levels and continue to increase as our competitors expand their operations and new companies enter the market with hard discount formats.

 We believe that an important factor in the purchase decisions of a large portion of the Israeli public is the price of the products it purchases. As a result, in recent years, we and our competitors have established or expanded low-price and hard discount store formats. During the third quarter of 2007, we launched our “Mega In Town” format designed to bring discount shopping to neighborhoods and city centers. During the fourth quarter of 2008, we launched our new hard discount store format, "Mega Bool".

In addition, smaller supermarket chains during 2008 continued to increase their market share and expand their presence in selected areas in Israel (including by mergers and acquisitions), often geographically beyond their original locations, increasing competition in an already difficult market.  Based on A.C. Nielsen, we estimate that the smaller supermarket chains' market share was approximately 28.0% of the bar-coded market in Israel in 2008. The low barriers of entry, including the relatively low cost of establishing a new smaller supermarket chain, have contributed to the increase in number and expansion of smaller supermarket chains in recent years. These smaller supermarket  chains have been able to capture a significant part of the sales from the major chains in their areas by using lower cost non-unionized labor and having lower operating costs and, in some cases by operating on Saturdays and offering non-kosher food.  Large supermarket chains in Israel, including us, are kosher and therefore do not offer non-kosher food or generally operate on Saturdays.

In 2005, a number of smaller supermarket chains which operate on local geographic level combined to form a separate entity, Fourth Chain Company Ltd., in order to develop a private label and to jointly negotiate with suppliers. In 2006, the Fourth Chain Company started to market a private label brand.  This combination, and possible similar combinations of other smaller supermarket chains, may generate efficiencies of a major national-spread chain and enable them to compete more efficiently with us.

Since the merger of Shufersal with ClubMarket, another major chain, in 2005, we have faced a larger competitor, many of whose stores are characterized by the every day sale of products at low prices.  Based on A.C. Nielsen, we estimate that Shufersal's market share was approximately 36.9% of the bar-coded market in Israel in 2008, as opposed to our own approximately 21.4% share of the bar-coded market in 2008.  This difference in market share may give Shufersal a greater competitive advantage in its dealings with customers, suppliers and other third parties.

If we are unable to maintain our current level of sales or if we lose market share to our competitors, our negotiating position with suppliers, which is based, in part, on our market share in the Israeli retail market, and our revenues may be adversely affected, with a corresponding impact on profitability. We cannot assure you that we will be able to maintain our sales and market share.

Non-Food Retail

The merchandise we sell in our non-food retail business through Bee Group is varied, and we therefore compete in several different markets. Accordingly, our "Naaman", "Sheshet" and "Vardinon" stores compete in the houseware, home textile and accompanying accessories markets. Our "Dr. Baby" stores compete in the baby and young children accessories market, and our "All for a Dollar" and "Kfar Hasha’ashuim" stores compete in the toys and leisure accessories market and the back-to-school products market.

In recent years competition in the non-food retail industry has increased, primarily due to the entry of retail chains and stores outside the food industry, such as Toys “R” Us, Office Depot, do-it-yourself chains such as Home Center and ACE (a franchisee of Ace Hardware), household stores, home textile stores, houseware stores, electricity appliances stores and also due to the expansion of the houseware and home textile departments in supermarkets. This competition affects the sales prices of our products and the scope of our sales.  Nevertheless, our Sheshet chain is positioned as a chain that provides products at competitive prices. Increased competition may adversely affect our scope of sales and our profitability.

In addition, the barriers of entry are low in some of the markets in which the Bee Group competes due to the price and availability of products from overseas suppliers, although the establishment of a network of stores throughout the country together with the required import and marketing of products requires a high level of investment.  The entrance of new competitors may reduce our market share and may reduce the sale prices of our products and lead to a reduction in our profitability.

Economic conditions in Israel affect our financial performance.

Supermarkets and Non-Food Retail

All of our supermarket sales are made in Israel, and we acquire a substantial majority of the goods that we sell from Israeli suppliers. Consequently, our financial performance is dependent to a significant extent on the economy of Israel. During 2006, 2007 and 2008, Israel's Gross Domestic Product rose by 5.1%, 5.3% and 4.1%, respectively.  However, in recent quarters, the global economic crisis, instability and uncertainty have affected the economic conditions in Israel. Initial reports indicate that the Israeli economy declined by 3.9% (annualized) at the first quarter of 2009. We believe that the economic slowdown is affecting the buying patterns of our customers, as more customers are shifting their purchases to low-price and hard discount stores, which have a lower profit margin.  As a result, we have expanded our low-price and hard discount store formats.  We expect the economic slowdown in Israel to adversely affect our financial performance, among other things, by reducing our sales and our profitability.

The global economic crisis, instability and uncertainty have also affected our non-food retail business by a slowdown in the growth of private consumption, which could affect the growth of our houseware, home textile and baby and young children accessories businesses.

In addition, the global economic crisis has also reduced the availability of credit, increased the costs of financing and the terms under which banks agree to provide financing.  These developments may reduce our sales, increase our costs of borrowing and reduce our profitability.

In addition, on May 13, 2009, Israel's cabinet approved the proposed state budgets for the years 2009 and 2010, which include, among other things, a temporary increase of 1% in the value added tax ("VAT") from 15.5% to 16.5% for an 18-month period, and an imposition of VAT, for the first time, on fruits and vegetables. The temporary increase in VAT to 16.5% is effective, although the proposal to impose VAT on fruits and vegetables is subject to change. The Knesset (Israeli legislative body) is expected to vote on the budget by mid-July.  The increase in VAT and the new imposition of VAT on fruits and vegetables will increase the cost of the products that we sell in our supermarkets and may affect our sales.

Real Estate

We value our yield-generating real estate property according to IAS 40 and changes to the fair value of our real estate are reflected in our financial statements.  The fair value of our properties could be impacted by a number of factors, including the global economic and financial market crisis, as well as the retail sector in Israel because most of our assets are intended for retail businesses. Reductions in the fair value of our real estate may materially adversely affect our financial results.

We have a history of quarterly fluctuations in our operating results and expect these fluctuations to continue due to seasonality.  This may cause the share and ADS price of Blue Square to be volatile.

Our business is subject to fluctuations in quarterly sales and profits. These fluctuations are primarily attributable to increased sales and higher operating income in the holiday seasons occurring in different quarters from year to year.  Thus, for example, in our supermarkets, and in our "Naaman", "Vardinon" and "Sheshet" chains, increased sales attributable to Passover, which occurs in either March or April, may be realized in either the first or the second quarter, and sales attributable to the Jewish New Year, which occurs in either September or October, may be realized in either the third or the fourth quarter. In our "Kfar Hasha'ashuim" chain, increased sales are generally attributable to Purim, which occurs in March, and to the "Back-to-School" season in August.  However, the timing of the holidays does not affect our semiannual results.

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

To maintain the credit rating on our 5.9% unsecured debentures issued in August 2003, we are limited in our ability to pay cash dividends on our ordinary shares.

In connection with our issuance of NIS 400 million in aggregate principal amount of unsecured 5.9% convertible and nonconvertible debentures in August 2003, Blue Square’s board of directors resolved that Blue Square would not distribute dividends in any quarter if the ratio of our net financial obligations (as defined by S&P-Maalot, an Israeli rating agency owned by S&P) to EBITDA for any quarter exceeds 3.5 until June 30, 2006 or exceeds 3.0 thereafter.  Blue Square’s board of directors also resolved that Blue Square would not distribute dividends in any quarter if the ratio of the unencumbered fixed assets (following depreciation) and investment property as set forth on our financial statements to financial obligations (as defined by S&P-Maalot) for any quarter is below 120%.  S&P-Maalot has informed us that a change in this board of directors resolution may lead to a downgrading of the rating on our 5.9% unsecured debentures.  Following the dividends distributions of 2003 through 2008, the retained earnings of Blue Square decreased significantly. According to our unaudited financial reports, as of March 31, 2009, the ratio of the Company's financial obligations to EBITDA was 3.6, and the ratio of its unencumbered fixed assets to the financial obligations was 160%.  To maintain the credit rating of our 5.9% unsecured debentures, we are currently unable to pay cash dividends on our ordinary shares.

We are dependent to a significant extent on a limited number of key suppliers.  If these suppliers raise prices or encounter difficulties in providing their products, our operating results will be adversely affected.

We purchase most of our dairy, fresh produce and poultry products from the Tnuva corporation, which holds a leading position in the domestic dairy and poultry markets. In 2008, Tnuva’s products accounted for approximately 14% of all the products sold at our supermarkets. In addition, the Strauss group, an Israeli food manufacturer, accounted in 2008 for approximately 9.4% of all products sold at our supermarkets, and the Osem group accounted for approximately 6.9% of all products sold at our supermarkets in 2008.  Because of our status as a leading food retailer in Israel as a result of which we are able to offer a wide exposure and promotion, on a national level, to these suppliers’ products, and the fact that we maintain an excellent and long-standing relationship with Tnuva, Strauss group and Osem, we do not believe that there is a material risk of future stoppage of supply of products of these key suppliers. However, we do not have a written contract with Tnuva, Strauss group or Osem obligating them to supply products to us. The ten largest suppliers accounted for approximately 51.8% of our product purchases in 2008. Due to the relatively large market share of these suppliers, we depend on them and on a number of other suppliers that supply brands characterized by high customer loyalty, such as the Central Company for the Manufacture of Soft Drinks Ltd., which is the exclusive franchisee of Coca Cola and also distributes other popular soft drinks.  For example, during the third and fourth quarters of 2007 and during 2008, some of our suppliers raised the prices of various products that they supply us, principally due to an increase in raw materials prices, which caused an increase in our costs.  Increases in prices by our suppliers are generally not offset, fully or as quickly, by increases in our selling prices and revenues because of competitive pressures.  We cannot assure that, in the future, Tnuva, Strauss group, Osem or any of these other suppliers will not significantly raise the prices of the products they supply us in the future, or encounter difficulties in providing these products to us, in either of which cases our operating results might be adversely affected.

Alon Retail Ltd. (formerly Bronfman-Alon) is able to control the outcome of matters requiring shareholder approval.

As of June 15, 2009, Alon Retail Ltd., formerly Bronfman-Alon Ltd. ("Alon Retail"), owned approximately 70.65% of Blue Square’s ordinary shares.  So long as Alon Retail, or any successor to its shareholdings in Blue Square, continues to own beneficially more than 50% of our outstanding ordinary shares and voting power, it will be able to control the outcome of matters requiring shareholder approval that do not require a special majority, including the election of all Blue Square directors, other than Blue Square two external directors whose election, under the Israeli Companies Law, requires that at least one-third of the non-controlling shareholders who participate in the vote, vote for their nomination, or that the total number of shares of non-controlling shareholders voted against their nomination does not exceed one percent of the aggregate voting rights in the company.

We own a majority interest in most of our subsidiaries. As a majority shareholder, we owe fiduciary duties to the minority shareholders of our subsidiaries and have to share dividends and distributions with these minority shareholders.

In addition to our wholly owned subsidiary, BSIP, our two main subsidiaries are Bee Group, in which we owned an 85% interest (with an option to further increase our holdings to 100%) as of June 15, 2009, and BSRE, in which we owned a 78.45% interest as of June 15, 2009.

Through our subsidiary, Bee Group, we hold approximately 66.85% of the outstanding shares of Naaman Porcelain Ltd., which holds an approximately 88.74% of the voting power and 71.15% of the share capital interest in Vardinon Textile Ltd., both of which are publicly held and traded on the Tel Aviv Stock Exchange.  In addition, we own seven supermarkets through our 51% subsidiary, Eden Briut Teva Market Ltd. ("Eden Nature").  The ordinary shares of Eden Nature that are not owned by us are held by private third parties (including the CEO of Eden Nature).

BSIP leases from BSRE the real estate underlying a substantial portion of the supermarkets that it owns.  The ordinary shares of BSRE that are not owned by Blue Square are publicly held and traded on the Tel Aviv Stock Exchange.

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

In recent years, we have expanded our non-food retail business by acquiring businesses with stand alone retail outlets.  We may not be able to successfully consolidate these business operations with our supermarket business or to capitalize on potential synergies of the internal reorganization of our non-food retail businesses.

As part of our strategy to expand our presence in “Non-Food” stand alone retail outlets, we acquired 50% of Bee Group in 2005 and by 2008 we had increased our holdings in Bee Group to 85%. Concurrently, Bee Group acquired the controlling interest in Vardinon Textile Ltd. (home textile retailer and wholesaler) and the controlling interest in Naaman Porcelain Ltd. (houseware retailer and wholesaler) (the "Bee Group Acquisition"), and Bee Group effected an internal reorganization of its own subsidiaries in order to improve Bee Group's operating efficiency.  Realization of the anticipated benefits of our Bee Group acquisitions, including anticipated operating synergies among the various subsidiaries of the Bee Group, and between the Bee Group and the Company as a whole will depend, in large part, on our ability to successfully eliminate redundant corporate functions and consolidate company and shared service responsibilities. We will be required to devote significant management attention and resources to the consolidation of business practices and support functions while maintaining the independence of the Bee Group's stand alone brand names.

The process of consolidating corporate level operations could cause an interruption of, or loss of momentum in, our business and financial performance. The diversion of management’s attention and any delays or difficulties encountered in connection with our Bee Group acquisitions and the realization of corporate synergies and operational improvements could have an adverse effect on our business, financial results, financial condition or share price. The consolidation and integration process may also result in additional and unforeseen expenses. There can be no assurance that the contemplated synergies and other benefits anticipated from the Bee Group acquisition will be realized.

In addition, our expansion into the non-food retail business has required us to enter new markets in which we have no or limited experience and where competitors in such markets may have stronger market positions. If we are not able to successfully compete against our more experienced competitors in the stand alone retail outlet businesses, our business may be adversely affected.

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

Some of our Bee Group stores do not have permits according to the requirements of Israeli Business Permits Law, 1968.  A lack of such permits by any store would be considered a breach of the tenancy agreement for such store, which would allow the landlord to annul the lease agreement. As of the date of this Annual Report, none of the landlords has made use of this right.

In addition, Kfar Hashashuim received a court issued an order to vacate its logistics center due to a lack of a permit to conduct its business in the logistics center and a lack of building permits.  However, BSRE is in the process of building a new logistics center for the Bee Group, and therefore Kfar Hasha'ashuim has requested a delay in the execution of the closure order. The court will hold its next hearing on the matter in October 2009, at which time Kfar Hasha'ashuim must present to the court the status of the building of the center. The execution of the order to vacate has been delayed until after the hearing.

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

A substantial portion of our employees’ wages is adjusted upon a change in the minimum wage in Israel. Under Israeli law, the minimum wage, which is increased from time to time as a result of various economic parameters and updating of employee-union agreements, equals approximately 47.5% of the average wage for an employee in Israel. Pursuant to existing legislation, the minimum monthly wage was increased on July 1, 2008, to NIS 3,850 or approximately $973 (as of May 31, 2009).   An increase in minimum wage will increase our labor costs and thus adversely affect our operating results

Future issuances of our ordinary shares could reduce our share price.

Out of the NIS 400 million in aggregate principal amount of unsecured 5.9% debentures that we issued in August 2003, NIS 200 million in aggregate principal amount were convertible debentures (principal repayable in three equal installments in the years 2007, 2009 and 2011) which as of June 15, 2009 were convertible into Blue Square ordinary shares at per share price of NIS 20.095. This conversion ratio is subject to adjustment in the event of distribution of bonus shares, cash dividends and the issuances of rights. On June 15, 2009, the closing price per share of our ordinary shares on the Tel Aviv Stock Exchange was NIS 35.21. As of June 15, 2009, the remaining principal balance of our convertible debentures was approximately NIS 33.5 million. In January, 2008, we adopted a share option plan for officers and employees of Blue Square and its subsidiaries and affiliates.  The total number of shares reserved for issuance under the plan is five million shares, subject to adjustments.  See "Item 6.  Directors, Senior Management and Employees - E. Share Ownership".

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

 We have been applying most of these directives among others, by an internal compliance program that we have adopted.

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

Increases in oil, raw material and product prices in recent years may affect our operating results

The sharp increase in oil prices in recent years has led to the increase in our electricity prices and raw materials used in the plastic packing industry. In 2008, a number of our suppliers increased their product prices to us due to increases in raw material prices. Further increase in oil, raw material and product prices would impose on us significant expenses and costs, which could have an adverse effect on our operation results.

Impact of inflation may adversely affect our financial expenses and operating income.

Our non-financial assets and shareholders equity are not adjusted to the inflation in Israel, while the repayment of interest and principal under part of our loans and all debentures are adjustable, linked to changes to the Israeli consumer price index, as provided in our loan and debenture agreements. As a result, an increase in inflation in Israel would have the effect of increasing our financial expenses without any corresponding offsetting increase in our assets and revenues on our financial statements, leading to lower reported earnings and shareholders equity. The extent of this effect on our financial statement would be dependent on the rate of inflation in Israel. The Company has an excess of CPI-linked liabilities over CPI-linked assets (mainly in respect of outstanding debentures). Toward the end of 2008, we engaged in transactions to partially hedge this inflation risk. We engage in these transactions from time to time to reduce our risk to inflation, although we do not eliminate the risk of inflation.

In addition, some of our operating expenses are either linked to the Israeli consumer price index (such as lease payments payable by us under various real estate property leases in connection with our operations) or are indirectly affected by an increase in Israeli consumer price index.  As a result, an increase in the inflation rate in Israel would have the effect of increasing our operating expenses, thereby affecting our operating income. The extent of this effect on our operating income depends on the rate of inflation in Israel.

The value of our securities portfolio may be adversely affected by a change in the capital markets, interest rates or the status of the companies in whose securities we have invested.

As of December 31, 2008, we held NIS 172 million in Israeli corporate and government bonds at fixed interest rates, a portion of which is linked to the Israeli CPI.  Therefore, a decrease in the market value of these bonds or interest rates or a change in the status of the companies in whose bonds we have invested could lead to a material increase in our net financing expenses.

Damage to our reputation may have a material adverse effect on our operating results.

Our brand names, including some of our store format brands, are among the most well recognizable brands in Israel.  For example, according to internal surveys, the Mega brand is one of the most prominent and well-known brands in Israel. Damage to our reputation or to the reputation of our store format brands due to reports in the media or otherwise may have material adverse effect on our level of sales with a corresponding impact on our profitability and operating results.

We are dependent on franchisees who own and operate a large portion of our Bee Group stores. We have limited control over franchisees, and our financial results could be negatively impacted by the performance of the franchisees.

Our 85% subsidiary, Bee Group, holds and operates through subsidiaries large retail chains with 247 stores as of May 31, 2009, of which 171 stores of our "Kfar Hasha'ashuim", "Dr. Baby" and "Rav-Kat", "Sheshet", "All for a Dollar" and "Naaman" chains, are owned and operated by franchisees.  This store ownership mix presents a number of drawbacks, such as our limited control over franchisees and our limited ability to facilitate changes in the ownership and management of their store.

Subject to the terms of our franchise agreement, franchisees independently operate and oversee the daily operations of their stores, and they have a significant amount of flexibility in running their operations. Their employees are not our employees.  Although we can exercise control over our franchisees and their store operations to a limited extent through our franchise agreements, the quality of franchise store operations may be diminished by any number of factors beyond our control.  Consequently, franchisees may not successfully operate stores in a manner consistent with our standards and requirements, or may not hire and train qualified managers and other store personnel. While we ultimately can take action to terminate franchisees that do not comply with the standards contained in our franchise agreements, we may not be able to identify problems and take action quickly enough and, as a result, our image and reputation may suffer, and our franchise and property revenues could decline.

In addition, our franchise agreements limit our ability to open new stores in the vicinity of existing franchised stores, which may limit our ability to expand our business.

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

Any devaluation of the NIS against various non-Israeli currencies in which we or our suppliers pay for imported goods has the effect of increasing the selling price of those products which we sell in Israel in NIS and affecting our operating results.  This devaluation would have a greater affect on our non-food retail business because a higher proportion of the goods that we sell in our Bee Group stores are acquired from suppliers overseas.  This devaluation would also cause an increase in our expenses as recorded in our NIS denominated financial results even though the expenses denominated in non-Israeli currencies will remain unchanged.

In addition, because our financial results are denominated in NIS and are translated into US dollars for the convenience of US investors, currency fluctuations of the NIS against the US dollar may impact our US dollar translated financial results.

Our profit margin would be adversely affected if our ability to utilize our distribution centers were limited.

We have a distribution center in Rishon Letzion from which we distribute to our supermarkets a large portion of the products they carry. The products distributed by our distribution center to our supermarkets generated approximately 21% of our total percentage purchases during 2008.  In addition, in the coming years we intend to open two new distribution centers, one for fruits and vegetables and one for non-food sold in our supermarkets and by Bee Group. Our inability to utilize the distribution centers for any reason may significantly impair our ability to distribute our products to our supermarkets and would adversely affect our profit margin.

We are exposed to risks of fraud and theft with regard to our gift certificates which may cause a loss of revenue and non-recoverable expenses.

We run programs under which we issue and sell gift certificates and electronic prepaid cards to institutions, companies and individuals, particularly during the High Holiday and Passover seasons.  The gift certificates and prepaid cards can be used in our stores as well as other stores with which we entered into collaboration agreements.  We are exposed to risks connected with the issuance of gift certificates, including risks that they may be fraudulently forged or stolen, and we are exposed to risks of computer fraud or errors in connection with the issuance of prepaid cards.  A substantial or large scale forgery, theft, fraud or error may cause a reduction in our revenue and increase our expenses.

The potential declaration of a boycott by certain segments of Israel’s ultra-orthodox population against our Shefa Shuk stores may affect our financial results.

Since the second half of March 2008, the media has published reports that certain segments of Israel’s ultra-orthodox population are considering the declaration of a boycott against our Shefa Shuk stores due to the operation of stores owned by our controlling shareholder on the Jewish sabbath.  Although the Company is unaware of any public declaration of a boycott, since the end of March 2008, the Company has experienced a significant decrease in the sales of several Shefa Shuk stores which appeal to the ultra-orthodox community and/or are located within ultra-orthodox neighborhoods. During 2008 and with the launching of "Mega Bool" chain at the end of 2008, we have converted most of our Shefa Shuk stores to "Mega in Town" and "Mega Bool" stores. As of May 31, 2009, we operated 18 Shefa Shuk stores compared to 44 as of December 31, 2007.  An actual declaration of a boycott may adversely affect the company's financial results.

We may be limited in our ability to borrow from Israeli banks.

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

The failure of our use of technological information systems and computer systems may adversely affect our day-to-day operations.

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

In July 2005, the Income Tax Authority issued a notice of a deduction assessment for the years 2001-2004 to the Company. The amount claimed under these assessments totaled NIS 34 million, and primarily relates to certain benefits granted to employees in the Company’s branches. In November 2005, several senior employees were questioned under warning, with respect to these benefits.  Following these assessments and after the rejection of the Company's position on the matter, the Income Tax Authority issued to the Company deduction assessment orders for the years 2001-2004 in the amounts of approximately NIS 44 million. The Company has filed appeals with the District Court contesting these assessment orders, which as of the date of this Annual Report are still pending. In July 2007, the Israeli Tax Authority issued to the Company value added tax assessment for the years 2001-2006 in the amounts of approximately NIS 22 million in connection with the subject matter of the foregoing deduction assessments. The Israeli Tax Authority did not accept most of the Company's position, although it agreed to reduce the total amount to approximately NIS 16.3 million.  On February 29, 2009, the Company filed an appeal with the District Court, which as of the date of this Annual Report is still pending.  In the opinion of the Company and its advisors, the provisions included in the Company financial statements are sufficient to cover the potential liabilities.

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

In the last few years, the establishment of a Hamas government in Gaza has created additional unrest and uncertainty in the region and has increased hostilities between Israel and the Palestinians. These hostilities have included terrorist acts in Israel and military operations in the West Bank and Gaza. In December 2008 Israel was engaged in an armed conflict with Hamas in the Gaza Strip, which reduced the sales of some of our stores that are located in the southern region of Israel. In July 2006, a conflict with Hezbollah escalated significantly on Israel’s northern border.  Due to the hostilities in the northern part of Israel and Lebanon, a number of our stores located in the northern region did not operate according to their usual schedule. We cannot predict the effect on our business if hostilities are renewed or the security situation deteriorates in any part of the country.

Many of our officers and employees are currently obligated to perform annual reserve duty and are subject to being called to active duty at any time under emergency circumstances.  We cannot assess the full impact of these requirements on our workforce or business if conditions should change, and we cannot predict the effect on us of any expansion or reduction of these obligations.

Disruptions of the Israeli ports may affect our ability to import products used in our Bee Group business.

The Bee Group acquires most of its products from suppliers outside of Israel, and most of its products are imported via the sea. A prolonged general strike, shutdown or a disruption of any of the Israeli ports for an extended period of time, including as a result of a military conflict, would affect our ability to import such products or increase their prices. In addition, since the peak selling season of some of our Bee Group stores is during the holidays, disruptions in the ports during or adjacent to such holiday seasons may adversely affect our sales and financial results.

Political and economic conditions in China may affect the operating results of the Bee Group.

Most of Bee Group's imports during 2008 were from suppliers located in China.  Because most of the products sold by the Bee Group are manufactured overseas and imported from China, its activity may be affected by changes in the political and economic conditions in China.  For instance, any material change in the NIS-Chinese currency exchange rate may increase our manufacturing costs and increase the price of those imported products from China.

Our imports from China are affected by costs and risks inherent in doing business in Chinese markets, including, changes in regulatory requirements or tax laws, export restrictions, quotas, tariffs and other trade barriers, and general economic problems.

Any of these risks could have a material adverse effect on our ability to deliver or receive non-food products on a competitive and timely basis and on our sales and profitability.

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

Risks Relating to Real Estate

We are subject to risks regarding the ownership of real estate assets.

We own, through our subsidiaries, real-estate assets, most of which are currently used in connection with the retail operation of our stores, and the remainder is leased to third parties or for future development. These assets are subject to risks with regard to ownership of real-estate assets, including decline in demand and surplus of supply of commercial properties, which might have a material adverse effect on the real-estate markets, occupancy rates, rental fees and revenues from third parties and on the value of the assets in the Company's financial statements. These risks include increase of operational costs, decline of the financial conditions of the lessees and additional factors which are beyond our control.

The slowdown in the Israeli yield-generating real estate market may adversely affect our business.

In the beginning of the fourth quarter of 2008 and as a result of the global economic and financial market crisis, there has been a slowdown in the Israeli yield-generating real estate market which is evidenced by a decline in the number of real estate transactions, a reduction in the availability of credit sources, an increase in financing costs and stricter requirements by banks for providing such financing.  In the last few months, the Israeli market has also been affected by the volatility in exchange rates of principal currencies versus the NIS and the volatility of inflation rates within the local market.   If the economic conditions in Israel continue,  there may be a continued decline in demand for commercial real estate, a reduction in rental fees, a decline in the fair value of our real estate assets and an increase in the cost and availability of financing from Israeli banks, which could adversely affect our real estate business.

BSRE may not be able to obtain additional financing for its future capital needs on favorable terms, or at all, which could limit its growth and increase its costs and could adversely affect the price of its ordinary shares.

BSRE's activities are financed from external sources, and an adverse change in the terms of the financing that it receives (or its inability to obtain financing) could result in a material adverse effect on the results of the Company and its ability to develop its real estate business. As of December 31, 2008, BSRE had approximately NIS 32.8 million in loans that had been transferred to it as a part of the transfer of real estate assets from BSI to BSRE.  These loans were transferred by BSI without any change in the terms of these loans.  We cannot be certain that the BSRE will be able to obtain additional financing on at least the same terms as the loans that were transferred to it by BSI, or at all, and BSRE cannot be certain that its existing credit facilities will be renewed.  This could increase BSRE's financing costs and inhibit BSRE's long-term expansion plans.  In addition, the completion of the transfer of real estate properties from BSIP to BSRE requires a significant financing and is expected to increase the financing expenses of BSRE.

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

Developments of Blue Square During 2008

In September 2008, we acquired an additional 25% of the shares of Bee Group Retail Ltd. ("Bee Group"), a company that operates (mostly through franchisees) retail outlets with activities in the houseware and home textile, toys, leisure and baby and young children sectors, for consideration of NIS 35.4 million ($9.8 million at that time), increasing our holdings in Bee Group to 85%. Under the share purchase agreement, we also have a call option to purchase the remaining 15% of Bee Group's shares from other Bee Group shareholders during the five-year period from the closing, and the sellers of these remaining shares have a put option to sell their shares to us commencing 24 months from the closing date for a period of 30 days at the same price as the call option.  The exercise price is subject to adjustment in the event that Bee Group completes an initial public offering of its shares during the three years from closing.  For a description of the share purchase agreement for Bee Group's shares, please see “Item 10.  Additional Information – C. Material Contracts”.

In November 2008, pursuant to a cash tender offer, we completed the acquisition of the BSIP shares that were not previously held by us, for the aggregate consideration of NIS 150.7 million ($40.2 million at that time). We currently own 100% of the shares of BSIP, and BSIP's shares are no longer traded on the Tel-Aviv Stock Exchange.

In December 2008 and January 2009, our board of directors approved a reorganization of our supermarket retail and real estate activities pursuant to which our supermarket retail activities are centralized in BSIP, and Blue Square's real estate activities are to be centralized in Blue Square's subsidiary, BSRE.  In addition, as part of the reorganization of the retail activities, BSIP is to merge with its wholly owned subsidiary, The Blue Square Chain (Hyper Hyper) Ltd. ("Hyper Hyper"), as a tax exempt transaction, and all of the retail activity of Hyper Hyper is to be transferred to BSIP.  BSRE's shareholders approved the reorganization of the real estate activities at BSRE's extraordinary general shareholder meeting held on February 18, 2009.  As a result of ongoing discussions between BSIP and BSRE and the Israeli Tax Authority regarding the structure of the real estate reorganization, BSRE's board of directors may amend the terms of the transaction until August 19, 2009, and such amendment will be subject to BSRE shareholder approval, if it is material. If BSRE's board of directors does not amend the terms of the transaction by August 19, 2009, or if the amended terms of the transaction are not approved by BSRE's shareholders, then the transaction will be effected according to its original terms.  For a description of Blue Square's supermarket retail and real estate activities reorganization, please see “Item 7.  Major Shareholders and Related Party Transactions - B. Related Party Transactions”.

The following is a description of certain events that have occurred during the last number of years:

•	Changes in our store formats, including:

•	The launch of "Mega Bool", a hard discount store format. As of May 31, 2009, this initiative included the conversion of 40 existing "Mega" and "Shefa-Shuk" stores of various sizes to the new brand;

•
The launch of “Mega In Town”, a discount supermarket brand designed to combine discount prices and convenience for neighborhood shoppers. As of May 31, 2009, we had 115 “Mega In Town” stores; this initiative has included the conversion of over 100 existing SuperCenter and Mega stores to the new brand; and

•	The entering into the organic/health food market by acquiring the control interest in Eden Briut Teva Market ("Eden Nature"), which as of May 31, 2009, operated seven organic/health food supermarkets;

•
The launch of a private label called "Mega", that was expanded throughout our "Mega Bool", "Mega in Town" and "Mega" store formats beginning on December 2008.  We intend to broaden the variety of products offered under the private label during 2009 and onwards;

•
As part of our strategy to expand our presence in “Non-Food” stand alone retail outlets, we acquired 50% of Bee Group in 2005, and by 2008 we had increased our holdings in Bee Group to 85%.  Concurrently, Bee Group acquired the controlling interest in Vardinon Textile Ltd. (home textile retailer and wholesaler) and the controlling interest in Naaman Porcelain Ltd. (houseware retailer and wholesaler);

•
The reorganization of our real estate assets, including the transfer of all related rights and obligations and certain liabilities (including lease agreements of which we were lessor and BSIP or third parties were lessees) to BSRE, a then new wholly owned subsidiary.  In addition, our board of directors and the shareholders of BSRE have approved the transfer of all of the real estate held by our wholly-owned subsidiary, BSIP, and its subsidiaries to BSRE.  We are discussing the structure of this transaction with the Israeli Tax Authority; and

•
The establishment of a joint loyalty plan (the "You Plan") with Dor Alon Energy In Israel (1988) Ltd. in 2005, including the offering to our customers of a Diners Club Israel credit card bearing the name “You”, and the acquisition, together with Dor Alon, of 49% of the shares of Diners Club Israel Ltd., a subsidiary of Credit Cards for Israel Ltd. (allocated 36.75% to us and 12.25% to Dor Alon), the launching in 2009 of a new "You" Mastercard credit card and the planned expansion in 2009 of our customer loyalty plan through the offering of a new  membership card (see “Item 4. Information on The Company - B. Business Overview -Related Businesses”).

Capital Expenditures

A key component of our business strategy is the establishment and relocation of new stores, the remodeling of existing stores and the improvement of our distribution facilities.  During the three months ended March 31, 2009, we invested approximately NIS 55.7 million, or $13.3 million, in fixed assets and investment property.  In 2008, we invested approximately NIS 282 million, or $74.2 million, in fixed assets and investment property, a 17% increase from our 2007 investment of NIS 241 million. Of our fixed asset investment and investment property in 2008, we invested NIS 89.5 million, or $23.7 million, in land and buildings, including land that we lease, as compared with NIS 82.7 million in 2007.  As of December 31, 2008, we had entered into agreements for investments in fixtures, equipment and leasehold improvements in an aggregate of NIS 36 million, or $9.4 million.

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

As of the date of this Annual Report, we have 199 supermarkets with brands including "Mega Bool", "Mega In Town", "Mega", "Shefa Shuk", "Eden Nature".  In addition, we have 247 non-food retail outlets (partly through franchisees) under the control of our subsidiary, Bee Group Retail Ltd. ("Bee Group") under the brand names Naaman, Vardinon, Sheshet, Kfar Hasha’ashuim, Rav-Kat, Dr. Baby and All for a Dollar.  Through our supermarkets, we offer a wide range of food and beverages products and also “Non-Food” items, such as houseware, toys, home textile products, small electrical appliances, computers and computer accessories, entertainment and leisure products, and “Near-Food” products, such as health and beauty aids, infants products, cosmetics and hygiene products.  We also operate several toy and housewares departments within most of our large stores.   Through our stand alone "Non-Food" retail outlets, we offer a range of houseware and home textile, toys, leisure and baby and young children products.

Our activities are carried out via our consolidated subsidiaries, the largest of which are BSIP, which has supermarket retail activities, Bee Group, which conducts non-food retail activities, and BSRE, which owns and invests in commercial real estate.  As of June 15, 2009, Blue Square owned 100% of the outstanding shares of BSIP, 85% of the outstanding shares of Bee Group, and 78.45% of the outstanding shares of BSRE. The balance of BSRE shares is publicly held and traded on the Tel Aviv Stock Exchange.

Following the reorganization of Blue Square's supermarket retail activities pursuant to which Blue Square's supermarket retail activities were transferred to BSIP, BSIP and its direct and indirect subsidiaries are the owners of all 194 of our supermarkets.  As of December 31, 2008, the total consolidated assets of BSIP and its subsidiaries aggregated approximately NIS 1.4 billion, or $379 million, constituting approximately 32.4% of our total consolidated assets at that date.

BSRE has no retail activities; BSRE's revenues are primarily derived from real estate lease payments received from BSIP and third parties. As of December 31, 2008, the total consolidated assets of BSRE aggregated approximately NIS 1.4 billion, or $385.4 million, constituting approximately 33% of our total consolidated assets at that date.

As of May 31, 2009, Bee Group and its direct and indirect subsidiaries are the owners of 76 of our non-food retail stores, while the remaining 171 of our non-food retail stores are owned and operated by franchisees of Bee Group and its subsidiaries.  As of December 31, 2008, the total consolidated assets of Bee Group and its subsidiaries (excluding the stores owned and operated by franchisees) aggregated approximately NIS 459 million, or $120.8 million, constituting approximately 10.3% of our total consolidated assets at that date.

Supermarkets

The following table sets forth the change in the number of our supermarket stores (net of store closures) and supermarket store space as of the dates indicated:

	No. of Stores	Store Space (square meters)

As of December 31, 2004	164	300,000
As of December 31, 2005	168	312,000
As of December 31, 2006	175	323,000
As of December 31, 2007	185	342,705
As of December 31, 2008	194	354,531

We have five supermarket store formats - Mega Bool, Mega, Mega In Town, Shefa Shuk and Eden Nature. Our "Mega Bool" chain stores are hard discount stores designed to provide customers with name brand quality at everyday affordable prices. In the “Mega” chain stores, our larger stores which are located primarily outside residential areas, we offer a wide selection of food, “Near-Food” and “Non-Food” items.  In the “Mega In Town” chain stores, the stores are usually smaller than “Mega” stores, located primarily in local neighborhoods and city centers, and combine discount prices with convenience for neighborhood shoppers. Our “Shefa Shuk” chain stores are low priced stores oriented towards Israel’s growing ultra-orthodox population. In our "Eden Nature" stores, we focus on offering organic, natural and health food products.  As of December 31, 2008, we operated 19 Mega Stores, consisting of approximately 69,768 square meters space, 113 Mega In Town stores, consisting of approximately 122,784 square meters space, 36 Mega Bool stores, consisting of approximately 118,229 square meters space, 21 Shefa Shuk stores, consisting of approximately 36,473 square meters space, and 5 Eden Nature stores, consisting of 7,277 square meters.

In August, 2007, we launched our “Mega In Town” supermarket format designed to bring discount shopping to the neighborhood and city centers. The initiative included the conversion of over 100 of our existing SuperCenter and Mega stores to the new brand. “Mega In Town” is a discount supermarket brand designed to combine discount prices and convenience for neighborhood shoppers. “Mega In Town” stores are differentiated by their reduced prices, narrowing the gap between them and those of Hard Discount centers located in peripheral areas. In addition, such stores offer a greater variety of items than were previously carried by SuperCenters and Megas in residential areas.

On October 31, 2007, we acquired 51% of the outstanding shares of Eden Briut Teva Market Ltd. (“Eden Nature”) for a total consideration of approximately NIS 22.5 million.  Eden Nature is one of Israel’s largest retailers of organic, natural and health food products, operating seven supermarket stores as of May 31, 2009, specializing in organic, natural and health food products. As part of this transaction, (i) we provided Eden Nature with shareholder loans in the amount of NIS 47 million, (ii) we have the right to appoint a majority of the board of directors and a majority of the executive committee of Eden Nature, (iii) the other shareholder has the various minority protection rights, and (iv) we are to provide all guarantees and financing required in connection with Eden Nature’s operations in the future, the repayment of existing shareholder loans in the amount of NIS 4.7 million, which has since been repaid, and the payment of a bonus to Eden Nature’s CEO upon the satisfaction of various thresholds which have not yet been satisfied.

In December 2008, we launched our "Mega Bool" hard discount store format, designed to provide customers with name brand quality at everyday affordable prices, in response to an increase in consumer preference for hard discount stores that we have identified in the recent years.  As of May 31, 2009, the initiative included the conversion of 40 of our existing stores of various sizes to the new brand, including large stores from the "Mega" and "Shefa Shuk" formats and smaller stores located within residential neighborhoods and city centers.

In parallel, we also announced the launch of our new "Mega" line of private label goods that are sold in our "Mega Bool", "Mega", and "Mega In Town" stores.  Private label products provide customers with an attractive alternative selection of products that are comparable in quality to name brand products.  We believe that our private label products enhance customer loyalty, differentiate our stores from those of our competitors and provide a competitive product to those offered by our suppliers.  In addition, usually the average gross profit from private label products is higher than the average gross profit from other products.

Non-Food Retail

As of May 31, 2009 we operated, through Bee Group, its subsidiaries and franchisees, a total of 247 non-food retail stores, 171 of which are operated by franchisees.

As part of our strategy to increase our market share of “Non-Food” and “Near-Food” products and to offer a wider selection of these products to consumers in our stores, in May 2005, we acquired 50% of the holdings of Bee Group Retail Ltd. (formerly known as “Hamachsan Hamerkazi Kfar Hasha’ashuim Ltd. (Central Warehouse/Toy Village)”("Bee Group"), in April 2007, we increased our holdings in Bee Group to 60%, and in September 2008, we increased our holdings in Bee Group to 85%.

Bee Group holds and operates through subsidiaries large retail chains in Israel of houseware and home textile, toys, leisure and baby and young children stores, with 247 stores, located throughout Israel, owned and operated mostly by franchisees as of May 31, 2009.  The chain operates under a number of different brand names: (i) "Naaman", which sells houseware products; (ii) "Vardinon", which sells home textile products and accompanying accessories; (iii) "Sheshet", which sells houseware and small electrical appliances; (iv) "Kfar Hasha’ashuim" (Toy Village), which sells toys; (v) "Rav-Kat" and Dr. Baby, which sells baby and young children accessories; and (vi) “All for a Dollar".  The stores of our "Naaman", "Vardinon" and "Dr. Baby" chains are primarily owned and operated by us, while the stores of our "Kfar Hasha'ashuim", "Sheshet" and "All for a Dollar" chains are primarily owned and operated by franchisees. In addition to these stores, we have established toy and houseware departments within most of our large supermarket stores.

On April 22, 2007, Bee Group acquired approximately 85.8% of the share capital of Vardinon Textile Ltd. ("Vardinon") a company traded on the Tel Aviv Stock Exchange for a total consideration of approximately NIS 38 million. Vardinon imports, designs and distributes home textile products and accompanying accessories, such as linen, towels and bathrobes under the brand name "Vardinon" and other products such as blankets, bed covers, curtains, pillows, other houseware products, candles and spa products. The products are distributed by Vardinon's chain of retail stores (36 stores as of May 31, 2009) and by wholesale to customers that include other wholesalers, retail chains, employee committees and catalogues. In January 2008, we entered into a supply agreement with Vardinon pursuant to which Vardinon is to supply us with a variety of textile products manufactured by Vardinon under a new private label, which are to be designed by us in collaboration with Vardinon.

On October 31, 2007, Bee Group acquired 57.87% of the outstanding shares of Naaman Porcelain (51.5% on a fully diluted basis) ("Naaman"), a company traded on the Tel Aviv Stock Exchange, for a total consideration of approximately NIS 101 million.  Naaman is one of Israel’s major branded houseware retailers which imports and markets various houseware products, such as kitchen utensils, cutlery and dinner sets. As of May 31, 2009, Naaman had its own chain of 27 houseware stores, five of which are operated by franchisees, and is a supplier to BSIP.  Naaman also sells its products to wholesale customers, including privately owned stores, retail chains, institutional customers, employee committees and sales promotion companies.

On August 11, 2008, Bee Group and the other Sheshet shareholders contributed to Naaman all of the shares in "Sheshet" in exchange for shares in Naaman. In addition, on September 25, 2008, Bee Group contributed to Naaman all of Bee Group's interest in Vardinon (approximately 84.79% voting power and 67.98% of the share capital, at that time) in exchange for approximately NIS 36.9 million in cash.  On March 22, 2009, Bee Group acquired an additional approximately 8% of the shares of Naaman for cash.  Following all of these transactions, Bee Group's holdings in Naaman were increased to approximately 66.85% of the outstanding shares. On June 1, 2009 Naaman acquired an additional approximately 3% of the shares of Vardinon. As a result of this acquisition, Naaman increased its holding in Vardinon to approximately 88.74% of the voting power and 71.15% of the share capital.

Industry Overview

Supermarkets

We estimate that retail sales of food, beverages and tobacco in Israel were approximately NIS 54.2 billion, or $14.3 billion, in 2008.  This estimate is based on the data published by the Israeli Central Bureau of Statistics of the retail sales of food, drinks and tobacco in Israel in 2007 (2008 has not yet been published) and the growth of expenditure for the consumption of food, beverages and tobacco of household in Israel at current prices in 2008 (9.9%).

The retail sales of food, beverages and tobacco in Israel includes supermarkets, grocery stores, mini-markets and retail sales of fruit and vegetables, meat, poultry and fish. The supermarket retail chain market consists of two large chains: Shufersal and us, as well as other smaller but developing chains.

Based on A.C. Nielsen and on data published by the Israeli Central Bureau of Statistics of the retail sales of food, drinks and tobacco in Israel, we estimate that approximately 37% of the total retail sales of food, beverages and tobacco in Israel in 2008 was made by the two large chains and approximately 46% of the estimated retail sales made by supermarkets, groceries and mini-markets in Israel in 2008 was made by the two large chains - a percentage that is considerably lower than the estimated market shares prevailing in Europe and the United States.  Accordingly, we believe that there is an opportunity for us to grow correspondingly with the general growth of the supermarket sector in Israel.

Non-Food Retail

The non-food retail sales of houseware in Israel includes houseware departments in large retail chains, do-it-yourself retail chains, and private specialty stores and boutiques.  The sale of these products through catalogs and internet sites has also increased in recent years.  We do not have enough information to assess our market share in this market, as most of our competitors are privately owned companies.

The non-food retail sales of home textile in Israel includes home textile departments in large retail chains, department stores and private stores.  There are also many companies and distributors that market and sell home textile products to wholesale customers.  We do not have any formal information about the size of the home textile market and the market share of the various competitors in this market; however, we estimate that our "Vardinon" chain is one of the leading retailers in the premium home textile market.

The non-food retail sales of baby products and toys in Israel includes mainly smaller privately owned stores. We do not have enough information to assess our market share in these markets, as most of our competitors are privately owned companies.

 Yield-Generating Real Estate

The yield-generating real estate market in Israel includes the development, promotion, planning, construction, marketing and operating of real estate properties intended for leasing primarily for the purpose of commercial, industrial, office space, parking garage and warehouse use. The yield-generating real estate market is affected by growth or slowdown in the Israeli economy, and by changes in the demand and the available supply of commercial areas, as well as the construction of additional commercial areas.  The real estate market is also affected by governmental, municipal and tax authority policies regarding planning, building, marketing and taxation of land.  Beginning in the fourth quarter of 2008 and as a result of the global economic and financial market crisis, there has been a slowdown in the Israeli yield-generating real estate market which is evidenced by a decline in the number of real estate transactions, a reduction in the availability of credit sources, an increase in financing costs and stricter requirements by banks for providing such financing.  However, as most of our yield-generating real estate is leased for our supermarkets, we believe that we have limited exposure to the effects of the slowdown in the Israeli yield-generating real estate market.

Seasonality

Our business is subject to fluctuations in quarterly sales and profits.  These fluctuations are primarily attributable to increased sales and higher operating income in the holiday seasons occurring in different quarters from year to year.  Thus, for example, in our supermarkets and in our "Naaman", "Vardinon" and "Sheshet" chains increased sales attributable to Passover, which occurs in either March or April, may be realized in either the first or the second quarter, and sales attributable to the Jewish New Year, which occurs in either September or October, may be realized in our financial reports in either the third or the fourth quarter.  In our "Kfar Hasha'ashuim" chain, increased sales are generally attributable to Purim, which occurs in March, and to the "Back-to-School" season in August.  Generally, purchases for a particular holiday occur during the two-week period prior to the commencement of that holiday.  However, the timing of the holidays does not affect our semiannual results.

Many of our expenses are unrelated to the level of sales, and therefore a relatively modest increase or decrease in sales, whether or not related to the timing of holidays, tends to have a disproportionately large impact on our profitability.

Our Strategy

Our strategy in our retail activities is: (i) to take advantage of our position as a leading food retailer in Israel, by expanding our market presence in existing retail food markets and (ii) to capitalize on potential synergies and our internal reorganization in order to improve our operating efficiency. To achieve this goal, we intend to pursue a number of operating and growth strategies, which include:

•
increasing the pace of our growth rate and market share by opening additional store locations, renovating, improving and enlarging existing stores, adjusting our store formats to the needs of our customers and, if necessary, reducing and/or closing underperforming stores;

•	expanding the geographic presence of our stores with the goal of bringing our supermarket store formats within the shopping range of every Israeli consumer;
•	increasing our market share of “Non-Food” and “Near-Food” products and capitalizing on potential operating synergies between the Bee Group and the Company as a whole;
•	solidifying and expanding our market share in the organic/health food market with the goal of establishing Blue square as a leader of Israel emerging organic/health food market.
•
expanding our "Mega" private label line to encompass additional product categories and increasing the percentage of our sales from our private label line, and thus differentiating our store brands and products from those of our competitors;

•	increasing operational efficiency, including by improving our distribution capabilities and IT systems;
•	focusing on improving the availability of products in our stores and reducing the shortage of products “on the shelves”; and
•	expanding and improving our loyalty plan, which currently offers a new credit card, through the offering of a new membership card, including joining other businesses to the plan.

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
•
acquire additional commercial real estate and yield-generating assets in Israel and continue to examine acquisitions abroad in light of market conditions, while diversifying our real estate property base.

Our Real Estate

Most of our real estate is currently used in connection with the retail operation of our stores.

Recent Activities in Our Real Estate Sector

During 2008, BSRE invested a total amount of NIS 80.4 million, including investments in rental offices and land in areas used for commercial and industrial development.

In addition, we have obtained a building permit and are preparing to begin building an additional distribution and logistic center, as of May 31, 2009 held 100% by BSRE, which would be used for storage and distribution of Non-Food and Near-Food products for our Non Food chains and our supermarket stores. The distribution center would be operated on a 16,000 square meter site and would be leased to Bee Group.  Including the initial expense of NIS 19.0 million to purchase the property, BSRE expects to invest a total of approximately NIS 70 million in building the distribution center.

Transfer of Real Estate Assets from Blue Square to BSRE

In 2006, pursuant to and under agreements entered with BSRE on June 21, 2006 (the "Transfer Agreement") and on April 2, 2006 (the "Split Agreement"), both of which were effective as of December 31, 2005, the Company transferred its real estate assets, all related rights and obligations and certain liabilities (including lease agreements of which the Company was lessor and BSIP or third parties were lessees) to Blue Square Real Estate Ltd. (BSRE), a then new wholly owned subsidiary, to manage approximately 146,300 square meters currently occupied by our stores and other lessees, as well as the unoccupied land and unused building rights under our ownership.  The transferred assets did not include: (i) real estate owned by BSIP and its subsidiaries and (ii) real estate that the Company leases from BSIP or third parties in connection with our retail activities.  Among the rights transferred were those pursuant to long term lease agreements, lease agreements, partnership agreements, purchase agreements, easements and any other agreements between the Company and third parties relating to the transferred properties (including certain liabilities to banks for certain credit received by the Company).

Further, in August 2006, BSRE completed its initial public offering (IPO) of ordinary shares, unsecured convertible and non-convertible debentures on the Tel Aviv Stock Exchange.  As a result of the offering, the Company holding in BSRE was reduced to 80% of the outstanding shares (78.45% as of June 15, 2009). The balance of BSRE shares is publicly held and traded on the Tel Aviv Stock Exchange.

For more information about additional agreements between the Company and BSRE, see “Item 7.  Major Shareholders and Related Party Transactions - B. Related Party Transactions”.

Tax Authority Approval of Transfer to BSRE

On May 4, 2006, the Israeli Tax Authority approved our application for a ruling stating that the transfer of properties to BSRE would receive favorable tax treatment under the provisions of Sections 104A and 105A(2) and 105(I) to the Income Tax Ordinance, subject to certain conditions.  In particular, the Israeli Tax Authority ruled that, assuming compliance with all conditions in the approval and the related provisions of the Israeli Income Tax Ordinance, there would be no capital gains or betterment tax, sales tax or, if applicable, stamp tax in connection with the transfer of the properties to BSRE (and BSRE is to be charged a reduced 0.5% of the asset value for purchase tax).  The Israeli Tax Authority agreed with BSRE that the value of the transferred assets for purchase tax purposes (in the rate of 0.5%) is approximately NIS 1.3 billion.

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

The Israeli Tax Authority approval is one of several permits and approvals necessary for completing the legal transfer of the assets and recording such assets under BSRE's ownership.  The Israeli Tax Authority began the process of issuing tax approvals for the assets that were transferred only after December 31, 2007, until which time the Company and BSRE were required to comply with certain conditions of the Israeli Tax Authority ruling, as described below.  BSRE is currently in the process of obtaining the tax approvals, and as of the date of this Annual Report it has obtained approvals for the majority of assets that were transferred by the Company.

A breach of the conditions set forth in the Israeli Tax Authority's approval and the related provisions of the Israeli Income Tax Ordinance may result in the Company being charged with capital gains or betterment tax and sales tax, and BSRE being charged for the full rate (5%) of purchase tax (and stamp tax, if applicable). Based on the Israeli Tax Authority's agreement with BSRE that the value of the transferred assets for purchase tax purposes is approximately NIS 1.3 billion, the full rate (5%) of purchase tax for the transferred properties is approximately NIS 65.6 million. Conditions of the Israeli Tax Authority ruling included the following:

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

In addition, in accordance with the Israeli Tax Ordinance, the construction of buildings on unimproved land transferred to BSRE must be completed within four years of transfer. To the extent this construction is not completed within this four year period, which ends on December 31, 2009, the Company and BSRE may approach the Tax Authority for its determination as to whether such delay constitutes a default for purposes of the tax benefits. BSRE has not yet commenced construction of buildings on ten properties on unimproved land transferred by the Company, and the Company and BSRE are considering, among other things, to approach the Israeli Tax Authority for an extension on certain of such ten properties on which it is reasonably likely that construction will not be completed within the four year period for whatever reason. If construction on such properties is not completed by December 31, 2009, then the Company and BSRE may be considered to be in breach of the conditions set forth in the Israeli Tax Authority's approval and the related provisions of the Israeli Income Tax Ordinance. Also, the Company and BSRE are examining the possibility of changing the manner of transfer of these properties to BSRE, including changing the basis for the tax exemption under the Income Tax Ordinance. In the event of a breach of the conditions set forth in the Israeli Tax Authority's approval or a change in the basis of the tax exemption under the Ordinance, BSRE may be required to pay the additional purchase tax (up to the rate of 5%), which would impose on BSRE additional tax payments in an estimated amount of approximately NIS 2 million. For additional information about our real estate, please see “- D.  Property, Plant and Equipment” below.

Transfer of Real Estate Assets from BSIP to BSRE

In January 2009, Blue Square's board of directors approved a reorganization of its real estate activities pursuant to which Blue Square's wholly-owned subsidiary, BSIP, would transfer all of the real estate held by it to BSRE.  On February 18, 2009, BSRE's shareholders approved the transaction.

As part of the approved transaction, all real estate property (and related leases) held by BSIP and BSIP's subsidiaries would be transferred to BSRE.  All real estate property used by BSIP prior to the transfer would be leased back by BSRE to BSIP for its retail activities under terms similar to existing lease agreements between BSRE and BSIP and existing lease agreements between BSRE and Blue Square that were previously transferred to BSIP, as described below. The periods of the existing lease agreements would be extended to match the period of the new lease agreement, i.e., 10 years from the transfer of the BSIP real estate assets to BSRE, with an additional option period of five years exercisable by BSIP.

The lease agreements between BSRE and BSIP would contain terms similar to the existing lease agreements, which provide for annual rent for property used for supermarkets to be the higher of 2% of the annual turnover of that store or 9% of the amount paid by BSRE to purchase the underlying real estate of that store (excluding consideration paid for certain unused building rights), plus amounts invested by BSRE in the asset, reduced by certain costs and payments and increased according  to Israel’s CPI. The annual rent for property not used for stores would be equal to 9% of the amount paid by BSRE, linked to increases in Israel’s CPI.

 The sale of BSIP's real estate property (and related leases) to BSRE would be for an aggregate consideration of approximately NIS 464 million, based on an appraisal by an independent appraiser. BSRE plans to finance approximately 50% of the consideration from its existing sources and 50% by a financial institution. In the event BSRE does not obtain the required financing prior to closing of the transaction, BSRE will be entitled to postpone payment of up to NIS 200 million of the consideration until April 1, 2010, during which time this amount will bear interest at 7% per annum and be linked to the Israeli consumer price index. BSRE is currently engaged in negotiations with a bank to obtain financing for this transaction. The transaction is subject to various taxes and levies according to Israeli law which are under examination by BSIP and BSRE and their advisors. As a result of ongoing discussions between BSIP and BSRE and the Israeli Tax Authority regarding the structure of the real estate reorganization, BSRE's board of directors may amend the terms of the transaction up to August 19, 2009, and such amendment will be subject to BSRE shareholder approval, if it is material.  If BSRE's board of directors does not amend the terms of the transaction by August 19, 2009, or if the amended terms of the transaction are not approved by BSRE's shareholders, then the transaction will be effected according to its original terms.

Description of Real Estate Properties

As of December 31, 2008, the total square meters of developed property that we owned was approximately 168,000 sq. meters, and the total square meters of undeveloped property that we owned was approximately 131,000.

The following table provides certain details regarding our real estate properties of which we are the legal owner (including through long-term leases from the Israel Land Administration), as of December 31, 2008:

	Number	Area in sq. m. for leasing (property space)	Occupancy rate
Commercial areas, including supermarket branches	103	138,029	97%
Warehouses and Logistics centers	2	9,013	100%
Offices	3	21,025	17.3%
Total developed property	108	168,067	85.1%

Total undeveloped property	15	131,000

Below is a short description of a number of these properties:

Commercial areas, including supermarket branches

The properties designated for supermarkets are individual units or integrated units in buildings in industry, residential or commercial areas.  Some of the properties have parking lots and operational areas that are not included in the sq. meters calculated for lease.   The majority of the supermarkets properties are leased to BSI.  Below are the two commercial areas not designated for supermarkets that BSRE owns:

•
Hadar Shopping Mall - BSRE owns 50% of the property, which is located in Talpiot industrial area in Jerusalem. The other 50% is held by a third party. The lease from the Israel Land Administration ends in 2021 with an option to extend the lease for an additional 49 years, subject to a fee. The two-floor mall includes 18,000 sq. meters of commercial space, including 780 parking spots.  The space is leased to third parties, including 4,700 sq. meters to Hyper Hyper.  As of May 31, 2009, the occupancy rate of the mall is 100%.  The property is managed by a joint management company.  BSRE and  the third party have applied to the zoning committee for a permit for an additional commercial floor above the existing floors of a 9,000 sq. meters, an additional upper level parking garage and an additional 6% building rights for commercial purposes and additional floors.

•
Property designated for a shopping center in Netanya- a 19 dunam property with rights for 30,000 sq. meters of commercial spaces and offices.  The cost of this property was approximately NIS 27 million.  BSRE intends to build a shopping mall of approximately 7,500 sq. meters on the first floor, as a first stage of development of the property, and BSRE estimates that the cost of this first stage of development will be approximately NIS 50 million and is targeting completion for 24 months from the beginning of construction.  However, because BSRE acquired the property in the framework of a foreclosure of a mortgage registered on the property, BSRE does not currently have an estimate as to the date of the beginning of construction because it depends, among other things, on completion of existing legal proceedings regarding the status of the property.

Offices

BSRE is the owner of the following three offices building and properties designated for office building construction:

•
Kiryat Arie, Petach Tikva- BSRE, owns a property of three office buildings of total area of 14,000 sq. meters with rights to build two more stories to the existing building. The cost of the acquisition of this property was approximately NIS 32 million. BSRE intends to renovate the three buildings for office use. BSRE estimates that the additional cost of renovation and building of the additional floors would be approximately NIS 30 million and is targeting completion for 18 months from the beginning of construction. BSRE may delay commencement of construction until after marketing some or all of the space.  As of the date of this Report, the space in the building has not yet been leased. BSRE's  request for additional building rights for two additional floors and for construction in connection with the conversion of the buildings for office space was recently accepted.

•
Kiryat Matalon, Petch Tikva- in May 2007, BSRE acquired a property with a six story office building, with a total area of 2,400 sq. meters, plus an underground parking garage with a total area of 1,800 sq. meters. As of the date of this Report, the space in the building has not yet been leased.

•
North Ra'anana – during the first quarter 2008, BSRE completed the acquisition of ownership rights in an 11 dunam plot designated for commercial and office buildings located in the northern industrial area of Ra'anana. In December 2008, BSRE acquired additional building rights of the seller. The cost of the acquisition of the property was approximately NIS 40 million. The total building rights of the property are 20,000 sq. meters for industrial use (including commercial and office use), a total of 6,000 sq. meters as a services area and some other basements areas. As of the date of this Report, on the property there is a 2,000 sq. meter structure leased to third party for storage and logistics and a total of 4,000 sq. meters leased for a parking lot. BSRE intends to complete the planning of an office building on the property containing a total of 20,000 sq. meters which would include one commercial floor and an underground parking area. In addition, BSRE intends to apply to the zoning committee for a permit for the approval of such plans. BSRE is not currently able to estimate the amount of time or the scope of the investment that will be involved in this project.

Logistics Areas

Below is a short description of the logistic areas owned by BSRE:

•
Kibutz Einat – BSRE holds 50% of Einat Yield Generating Real Estate Cooperative Ltd. ("Einat Ltd."), which has received from Kibbutz Einat its rights to lease a property of 26 dunam of industrial use (all of which leased to different lessees). The cost of BSRE's share of the rights in this property was approximately NIS 24.4 million. The property includes four warehouses containing a total of 14,000 sq. meters which are leased to different lessees with options to renew. The parties are also waiting for receipt of a long term lease from the Israel Land Administration, which would be transferred to Einat Ltd. and which has not yet been received.

•
Be'er Tuvia - BSRE owns, through its wholly owned subsidiary Logistic Center Bee Square Real Estate Ltd. ("Logistic Center "), a 74 dunam property of which 63 dunam are designated for industrial (and storage) areas. BSRE estimates that it has rights to build 72,000 sq. meters of commercial areas and office buildings. Logistic Center has entered into an agreement with the Bee Group to build the distribution center which would be used for storage and distribution of Non-Food and Near-Food products for our Non Food chains and our supermarket stores. The lease would be for a period of 12 years from beginning of use of the property with option to renew for an annual payment equal to 9% of the total investment made by Logistic Center in acquiring and building this distribution center, linked to the CPI. The distribution center would be operated on a 16,000 square meter site and would be leased to Bee Group.  Including the initial expense of NIS 19.0 million to acquire the property, BSRE expects to invest a total of approximately NIS 70 million in building the distribution center

•
Kibutz Eyal - BSRE and Eyl Hasharon, an agriculture cooperative society Ltd. ("Eyal Hasharon"), have signed a contract (the "Agreement") regarding the development of a 57 dunam property for storage and logistics usage. Under the Agreement, BSRE and Eyal Hasharon will jointly hold in equal parts a new company to which Kibutz Eyal will transfer the property. Closing of the transaction is subject to various conditions, including the approval of the Israel Land Administration which, as of the date of this Report, has approved the transfer of 41 dunam only.  Various other closing conditions have also not yet been satisfied. In addition, pursuant to this agreement BSRE will transfer to the new company an amount based on the purchasing costs, development costs and an additional cost, but not less than $70,000 per dunam. In the event that the costs exceed $100,000 per dunam, BSRE will have the right to terminate the Agreement.

 Properties with development potential

As of the date of this Annual Report, BSRE has rights to build a total of 82,000 sq. meters (74,000 sq. meters mainly for commercial purposes and 8,000 sq. meters for residential purposes).  Because the utilization of building rights is dependant on economic feasibility, satisfaction of various conditions, payment of costs and other factors, it is not clear if and when BSRE would utilize these building rights.

 Competition

Supermarkets

The Israeli food retailing industry is highly competitive and is characterized by high turnover and narrow operating margins.  We compete with the other major supermarket chain, Shufersal, low-priced smaller supermarket chains, independent grocers, open-air markets, and other retailers selling supermarket goods. Competitive pressures increase as the supermarket sector in Israel approaches higher saturation levels and will continue to increase in the event that our competitors expand their operations or new companies enter the market with hard discount formats.

Based on A.C. Nielsen, we estimate that our market share of the bar-coded market in Israel in 2008 was approximately 21.4%, Shufersal's market share of the bar-coded market in Israel in 2008 was approximately 36.9%, and the smaller supermarkets' market share of the bar-coded market in Israel in 2008 was approximately 28.0%.

In recent years, we and our competitors have established or expanded low-price and hard discount store formats.  In December 2008 we launched our "Mega Bool" hard discount store format to address the hard discount store market. In addition, smaller supermarket chains in 2008 continued to increase their market share and expanded their presence in selected areas in Israel (including by mergers and acquisitions), often geographically beyond their original locations. The low barriers of entry, including the relatively low cost of establishing a new smaller supermarket chains, have contributed to the increase in number and expansion of smaller supermarket chains in recent years. These smaller supermarket chains have been able to capture a significant part of the sales from the major chains in their areas by using lower cost non-unionized labor and having lower operating costs and, in some cases, by operating on Saturdays and offering non-kosher food.  Large supermarket chains in Israel, including us, are kosher and therefore do not offer non-kosher food or generally operate on Saturdays.

Shufersal, the other major supermarket chain, has taken numerous initiatives in the last few years to improve its competitive position.  Since 2005, when Shufersal merged with ClubMarket, the then third major supermarket chain, we have faced a major competitor, with a broader national presence, especially in the northern part of Israel where many of ClubMarket stores were located.  Many of Shufersal's stores are characterized by every day sale of products at low prices.  The changed competitive position of Shufersal, together with the expansion of smaller supermarket chains in recent years, has contributed to the intensified competition we experienced in recent years, particularly at our larger stores.

In November 2005, the Commissioner of the Israeli Antitrust Authority approved certain arrangements between the Fourth Chain Company Ltd. (“the Fourth Chain”) and certain smaller supermarket chains.  This approval was granted subject to certain conditions for an initial period of two years and has since been extended until February 17, 2011. The Fourth Chain combines a number of smaller supermarket chains (the “Members”) which operate on local geographic level and its purpose is to develop a private label and to jointly negotiate with suppliers. Pursuant to the approved arrangement, the Fourth Chain is expected to perform the following actions for its Members: to develop and market a private label which shall be marketed exclusively in the Member stores; to purchase for the Members complementary services and products; to negotiate with suppliers from abroad for the import of products for the Members and, in a later stage, to negotiate prices and commercial conditions with suppliers; to operate a central joint warehouse; and to sell products to retails other than its Members. The aforesaid arrangement, and possible similar combinations of other smaller supermarket chains, may generate some of the efficiencies of a major national-spread chain and therefore enable them to compete more efficiently with the major chains.

In the sale of cosmetic, toiletries and hygiene products, we compete against establishments that sell such products, including the drug store chains SuperPharm and NewPharm.

Non-Food Retail

In addition, due to our sale of other “Near-Food” and “Non-Food” products in our supermarkets and in our stand alone non-food stores, and our acquisitions of controlling interests of “Non-Food” chains, Bee Group, Vardinon Textile Ltd. and Naaman Porcelain, we also face competition in the non-food retail market.  In recent years, this competition has increased primarily due to the entry of retail chains and stores outside the food industry, such as Toys “R” Us, Office Depot, do-it-yourself chains such as Home Center and ACE (a franchisee of Ace Hardware), household stores, home textile stores, houseware stores, electricity appliances stores and also due to the expansion of the houseware and home textile departments in supermarkets. This competition affects the sales prices of our products and the scope of our sales. Increased competition may adversely affect our scope of sales and our profitability.

In addition, the barriers of entry are low in some of the markets in which the Bee Group competes due to the price and availability of products from overseas suppliers, although the establishment of a network of stores throughout the country together with the required import and marketing of products, requires a high level of investment.  The entrance of new competitors may reduce our market share and may reduce the sale prices of our products and lead to a reduction in our profitability.

The merchandise we sell in our non-food retail business through Bee Group is varied, and we therefore compete in several different markets.

In the houseware market, in which our "Naaman" and "Sheshet" stores compete, there has been a consistent increase in competition in recent years, both due to the entry of the do-it-yourself chains, such as Home Center and Ace, and due to the expansion of houseware departments within the supermarket retail chains, such as Shufersal. The sale of these products through catalogs and internet sites has also increased in recent years.  We do not have enough information to assess our market share in this market, as most of our competitors are privately owned companies.

The home textile and accompanying accessories market in Israel in which our "Vardinon" stores compete is highly competitive. Vardinon's competitors in this market include home textile departments in large retail chains, department stores and privately owned stores.  In addition, there are also many companies and distributors that market and sell home textile products to wholesale customers.  We do not have any formal information about the size of the home textile market and the market share of the various competitors in this market, however, we estimate that our "Vardinon" chain is one of the leading retailers in the premium home textile market.

Our "Dr. Baby" stores compete in the baby and young children accessories market, and our "All for a Dollar" and "Kfar Hasha’ashuim" stores compete in the toys and leisure accessories market and the back-to-school products market. We do not have enough information to assess our market share in this market, as most of our competitors are privately owned companies.

Yield-Generating Real Estate

The yield-generating real estate market in Israel is highly competitive and is characterized by a large number of competitors.  The main factor affecting competition in this market is geographic location of property.  There are properties in close proximity to some of our properties that are similar in purpose and use, which has the effect of increasing competition for the leasing of those properties as well as reducing the rental rates for those properties.  Other factors affecting competition are the leasing price, the physical condition of the properties, the finishing of the properties and the level of the management services provided to tenants.  Furthermore, the economic and financial market crisis may further increase competition, leading to a reduction of rental fees and a decline in demand for properties.  However, as most of our yield-generating real estate is leased for our supermarkets, we believe that we have limited exposure to the effects of the competition in this market.

Our Operations

Supermarkets

Our supermarket operations are conducted under the Mega Bool, Mega, Mega In Town, Shefa Shuk and Eden Nature store formats, which are among the most well-recognized retail names in Israel.

Our supermarkets offer a wide selection of supermarket goods.  The mix of products of each supermarket format varies to address the preferences of its target customers.  Many of our supermarkets offer specialty departments such as full service bakeries, delicatessens, fresh meat and prepared food departments; certain supermarkets also contain franchise operations, which sell a variety of goods. In addition, we offer a range of “Non-Food” and “Near-Food” items and operate several toy and houseware departments within most of our large stores.  We also launched a private label for the Company, called "Mega", that was expanded throughout our "Mega Bool", "Mega in Town" and "Mega" store formats beginning on December 2008.  Following the reorganization of our retail activities, all of our supermarket stores operations are owned by BSIP and its subsidiaries.  As part of the reorganization of our real estate activities, BSI transferred all of its supermarket store leases to BSIP, and BSIP now leases the real estate underlying the stores that it operates from BSRE and third parties.

The following table provides certain information regarding our supermarket stores as of December 31, 2008:

Retail Format	Number of Stores	Store Space (square meters)

Mega Bool (1)	36	118,229

Mega (2)	19	69,768

Mega in Town (3)	113	122,784

Shefa Shuk (4)	21	36,473

Eden Nature (5)	5	7,277
Total	194	354,531

(1) Hard discount stores that designed to provide customers with name brand quality at everyday affordable prices.

(2) Large stores (average size of approximately 4,100 square meters), primarily located outside residential areas, offering a wide selection of food items and other departments.

(3) Medium and small size stores primarily located in city centers and local neighborhoods which combine discount prices with convenience for neighborhood shoppers. This format is designed to bring discount shopping to the neighborhood and city centers.

(4) Low-priced supermarkets with a selection of products designed to compete with local competition and also oriented to ultra-orthodox Jewish population.

 (5) Supermarkets held 51% by BSI that specialize in organic, natural and health food products.

Non-Food Retail

Our 85% subsidiary, Bee Group, holds and operates through subsidiaries large retail chains with 247 stores, some of which are owned and operated by the subsidiaries and some of which are owned and operated by franchisees as of May 31, 2009.  The stores are operated under the following brand names: (i) "Naaman", which sells houseware products; (ii) "Vardinon", which sells home textile products and accompanying accessories; (iii) "Sheshet", which sells houseware and small electrical appliances; (iv) "Kfar Hasha’ashuim" (Toy Village), which sells toys; (v) "Rav-Kat" and Dr. Baby, which sell baby and young children accessories; and (vi) “All for a Dollar". The stores of our "Naaman", "Vardinon" and "Dr. Baby" chains are primarily owned and operated by us, while the stores of our "Kfar Hasha'ashuim", "Sheshet" and "All for a Dollar" chains are primarily owned and operated by franchisees. In addition to these stores, we have established toy and houseware departments within most of our large stores, which are owned by us.

Each of the subsidiaries of the Bee Group separately manages its own operations. The relationship with the franchisees is generally governed by franchise agreements between the relevant Bee Group subsidiary ("Franchiser") and the franchisee.  The majority of the franchise agreements provide for a term of 10 years with two renewal options, each for a period of five additional years.  Under most of the agreements, the Franchiser and the franchisee may terminate with prior written notice.

The franchisee generally commits to establishing its store(s) in designated locations and purchasing products for the stores only from the Franchiser or from third party suppliers designated by the Franchiser.  While the Franchiser typically has no similar obligation to sell its products only through its franchisees, in practice, aside from sales to the franchisees or through the Franchiser's own stores, the Franchisers primarily sell their products only to Blue Square and to the Alon Group.

Bee Group has one material franchisee that operates, both on its own and with other third parties, seven "Kfar Hasha’ashuim" stores, two "All for a Dollar" stores, and eight "Sheshet" stores.

The following table provides certain information regarding our non-food retail stores as of December 31, 2008:

Retail Format	Number of Franchised Stores	Number of Self Operated Stores	Total

All for a Dollar	35	1	36

Kfar Hasha’ashuim	76	1	77

Dr. Baby and Rav-Kat	4	12	16

Sheshet	50	—	50

Vardinon	—	35	35

Naaman	5	22	27

Total	170	71	241

Purchasing and Distribution

Supermarkets

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

As of the date of this Annual Report, we have obtained a building permit and are preparing to begin building an additional distribution and logistics center which, as of May 31, 2009, was held 100% by BSRE.  The distribution center would be operated on a 16,000 square meter site and would be used for storage and distribution of "Non-Food" and "Near-Food" products for our Non Food chains and our supermarket stores.

On April 5, 2009 BSIP entered into an agreement with Yachin Agricultural Company Ltd. and Etz and Nir Ltd. (the "Lessors") pursuant to which the Lessors will establish and operate a new planned distribution and logistics center for fruits and vegetables on behalf of BSIP. The Lessors jointly own an approximately 31.5 dunam property which has building rights for 24,000 square meters and which is located in the area of Hadarim junction. This new planned distribution center will include offices and a warehouse. The Lessors undertook to obtain construction permits within six months of the closing date (with an option to extend this period an additional six months) and to transfer possession of the property within 45 months following the issuance of such permits. The period of the agreement is 12 years with two consecutive options of seven years and of five years and 11 months. The rent will be NIS 34 per square meter per month linked to the Israeli CPI.

We purchase products for our supermarkets from approximately 900 suppliers, including manufacturers, importers and distributors. In 2008, approximately 82% of our grocery items and 96% of our meat and fish are delivered directly by suppliers to some of our stores.  For certain other items, including 78% (in 2008) of fruits and vegetables, we provide distribution to our supermarkets through our distribution center.  For the year ended December 31, 2008, approximately 21% of our supermarket purchases were of products distributed from the distribution center.

We actively seek to diversify our suppliers.  However, we purchase most of our dairy, fresh produce and poultry products from the Tnuva corporation, which holds a leading position in the domestic dairy and poultry markets.  In 2008 Tnuva’s products accounted for approximately 14% of all the products sold at our supermarkets. In addition, the Strauss group, an Israeli food manufacturer, accounted for approximately 9.4% of all products sold at our supermarkets in 2008, and the Osem group accounted for approximately 6.9% of all products sold at our supermarkets in 2008.  Because of our status as a leading food retailer in Israel and the fact that we maintain an excellent and long-standing relationship with Tnuva, Strauss group and Osem, we do not believe that there is a material risk of future stoppage of supply of products of these key suppliers.  However, we do not have a written contract with Tnuva, Strauss group or Osem obligating them to supply products to us.  In addition, in recent years, there has been a process of consolidation among our suppliers.  As a result, our largest suppliers now account for a larger percentage of our product purchasers.  The ten largest suppliers for our supermarkets accounted for approximately 51.8% of our product purchases in 2008. We have not experienced any material problems in obtaining products of the quantity and type required.

Non-Food Retail

Naaman, Sheshet, "Kfar Hasha’ashuim" and "All for a Dollar" acquire the products and accompanying accessories which they market from numerous suppliers in Israel and abroad, mainly from the Far East. The overseas suppliers are generally manufacturers.

Vardinon purchases its home textile products either as finished products or through subcontractors, each of which is generally responsible for a certain part of the manufacturing process. Vardinon has many suppliers and subcontractors in Israel and abroad, mainly the Far East, India and Turkey, and they may vary from season to season based on various factors.

Vardinon is dependent on one material supplier, Office Textile Ltd., which supplies Vardinon with dyed fabric. Purchases from this supplier accounted for 39% and 33% of Vardinon's total purchases of materials and outsourced projects in 2007 and 2008, respectively.

As of the date of this Annual Report, we are planning a distribution and logistics center for our non-food business.  See "Item 4. Information on the Company – B. Business Overview – Purchasing and Distribution - Supermarkets.

Marketing

We endeavor to create an awareness of our supermarkets as offering a combination of broad selection, high-quality service and competitive prices.  Our primary advertising outlets, in addition to point-of-sale marketing, are television, newspapers, radio, internet, billboards and direct mail.  Store promotions are conducted, from time to time, in all our supermarkets, in specific chains or in individual stores.  These promotions include our Loyalty Plan - "You", Mega club, Buy & Bonus incentive program, price reductions, gifts, coupons or deferred payment terms.

The goal of our Loyalty Plan, which we established together with Dor Alon Energy In Israel (1988) Ltd. and offers to our customers a Diners Club Israel credit card bearing the name "You", or a planned new membership card, is to promote customer loyalty to the Company and Dor Alon by, among other things, granting exclusive benefits to the Loyalty Plan members, including establishing a cash-based reward mechanism, and providing discounts and benefits at other businesses that would join the Loyalty Plan. In addition, through the Loyalty Plan the Company may provide other services such of personal finance, insurance products and tourisms packages.  The benefits are advertised and disseminated each month via mail to the members of the Loyalty Plan. During 2009, we intend to close our “Buy & Bonus” and “Mega” frequent-buyer incentive programs and to offer the members of such programs membership in our new planned "You" membership club, which is designed to increase consumer traffic and encourage customers to patronize our stores. These customer clubs grant a variety of discounts and benefits to participants.

Supermarkets

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

In addition, we operate the Blue Center website which allows customers to place orders via the Internet 24 hours a day and to have the products in our stores delivered to our customers’ homes from a nearby store within a few hours. Likewise, customers may order products by phone (through a calling center) or by fax.  The service is provided (through 20 centers located at Mega stores) in most of Israel.

Non-Food Retail

Our main marketing channels for our non-food products are (i) the Bee Group stores operating under Bee Group's various brand name retail chains, (ii) non-food departments in our supermarkets and (iii) direct sales to wholesalers and institutional customers.

Our Naaman chain markets its products to privately owned stores, retail chains, institutional customers, employee committees and sales promotion companies.  Our Vardinon chain markets its products through stores that are owned and operated by Vardinon that are located primarily in shopping centers, as well as to other customers, including, wholesalers, retail chains, employee committees and catalogues.

As part of a pilot program, Bee Group is establishing specialized departments for household products in our supermarkets that will sell Naaman, Sheshet and Vardinon products.

Government Regulation

Supermarkets

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

Price Control

The Israeli government is authorized to control the retail and wholesale prices of goods and services offered in Israel.  At present, a few of the products we offer in our stores, including bread, flour, eggs, milk and margarine are subject to government-imposed price controls.  Any imposition of more extensive price controls in the future than those that currently exist may have a material adverse effect on our operating results. See “Item 3. Key Information - Risk Factors - D. Government-imposed price controls may have a material adverse effect on our operating results”.

Deposits for Drink Containers

We are required to charge a deposit for drink containers of less than 1.5 liters and more than 0.1 liter and accept the return of empty containers for refund.  The Knesset, the Israeli legislative body, considers from time to time amendments to this law which, among other things would require stores to also charge a deposit for drink containers of 1.5 liters and more and accept the return of empty containers for refund.

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

We have been applying most of these directives among others, by an internal compliance program that we have adopted.

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

•
Shelve arrangements:  Whereas in his position document, the Commissioner determined that the use of suppliers’ representatives to physically arrange the shelves in the chains’ stores constitutes a restrictive arrangement, the suppliers disagree with this position, and the Commissioner agreed not to take enforcement measures with regard to such arrangements for 30 months, so long as such arrangements satisfy certain conditions. In February, 2009, the above period was extended by 36 months, until February 2012.

•
Discounts and rebates in exchange for meeting sales targets.  A dominant supplier may not be party to an agreement whose objective or effect is the grant of benefits to the retail chain in connection to meeting sales targets of the products in which the supplier has dominance, unless the benefit is given only as a discount to the purchase of units sold in excess of the supplier’s sales basis in the chain and is restricted to these units alone. The prices of units sold in excess of the sales goals shall not be lower than the production costs of these units. In addition, a dominant supplier is prohibited from sanctioning a retail chain for failure to meet monopolistic sales targets regarding products for which the supplier possesses monopolistic power.

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

Consumer Protection Laws

We are obligated to label prices on our products on the basis of two main laws: The Consumer Protection Law, 1981, and the Commodities and Services (Control) Law, 1957.  Contravention of these laws constitutes a criminal offense.  In 2009, new regulations under the Consumer Protection Law became effective under which we are obligated to indicate on the shelf the price per measurement unit with respect to most of our products. Said regulations impose on us additional costs and could increase the risk for discrepancies between the prices that appear on the products, the prices that appear on the shelf and the prices charged by the cash register. In 2007, we were convicted in a plea bargain in connection with discrepancies between the prices appearing on products, and the prices charged by the cash register at the point of sale. As of the date of this Annual Report, two indictments were filed against us and Hyper Hyper regarding the violation of the Consumer Protection Law. See “Item 8. Financial information - A. Consolidated Statements and Other Financial Information - Legal Proceedings”. These discrepancies are the result of human error by personnel responsible for labeling our products and other circumstances beyond the Company's control. We are making efforts to minimize these errors, including directing store management to charge the lower price in situations where a discrepancy is found between the price on a product and the price appearing at the cash register.

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

In addition, under the Consumer Protection Law, a remedy of exemplary (punitive) damages may be provided to plaintiffs for specific violations of the law under certain circumstances.

Regulations under the Consumer Protection Law also regulate the warranty and post-sale services of certain electrical appliances. Under the regulations, sellers of new electrical appliances (priced in excess of NIS 400) to the end user consumer are required to assume the responsibilities of the manufacturer(s) of the appliances in the event such manufacturer cannot be located.  Such responsibilities include repairing any defect in the appliance (or, if necessary, exchange for non-defective appliance) during the warranty period, which repairs must be made within a certain period of time for certain appliances and, upon consumer request, supply of spare parts during the warranty period (and for certain appliances also one year thereafter). In addition, sellers must deliver to consumers a manufacturer warranty certificate with the delivery of the products.

Recent proposed amendments to the Consumer Protection Law, 1981 and to the regulations promulgated thereunder, would also grant to consumers rights to cancel a transaction and receive a refund under various circumstances.

The Class Actions Law (the “Law”) which codified prior existing class actions arrangements, including under the Consumer Protection Law  , among other things, the causes of action under which one can bring a class action were substantially extended, the prerequisites for certifying and maintaining a class action were alleviated and the eligibility requirements for a class action representative were lowered. The Law is not unique to the line of business in which we engage; however, the expansion of the availability of the Law to potential claimants increases our exposure to potential lawsuits.

Several proposed legislations have been submitted to the Knesset regarding the reduction of usage of plastic (nylon) bags. Under the proposed legislations, it is proposed, among other things, that: (i) business establishments (including food retail chains) will not keep or use bags which are not bio-degradable; (ii) food retail chains would be required to provide to its consumers with packing bags designated for more than one use, free of charge or for minimal consideration; (iii) a levy in the sum of NIS 1 would be imposed for each plastic bag (with certain exceptions) to be collected from the consumers by the business establishment and to be transferred to a cleaning protection fund; (iv) the business establishment would offer to consumers the ability to purchase packing bags for more than one use for not less than NIS 4.5 which are exempt from the levy; and (v) various reporting obligations would be imposed on business establishments to the supervisor of the Ministry of environment protection. This proposed new legislation and other similar proposed legislation may increase our operational expenses and may require us to make additional investments in our stores if they were to become effective.

Proposed Business License Regulation

By virtue of The Businesses License Law, 1968, and the regulations promulgated thereunder, and as a condition of the receipt of permits, we are required to comply with various safety, security, health, environment and other requirements.  Under the proposed new Businesses License Regulation (Proper Sanitation Conditions to Grocery), some existing requirements will be tightened and new requirements will be imposed on the operation of our stores.  The new regulation would contain new or more stringent requirements relating to the following: requirements as to the building of our stores, designation of separated space to some specialty departments, drainage system requirements, sanitation, ventilation, lighting, temperature, water, sewage, waste handling, food storage, signage, food transportation and maintenance requirements, cooling device requirements and display and quality requirements.  This proposed new Business License Regulation, would require us to make additional investments in our stores if it were to become effective

Gasoline Stations

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

Non-Food Retail

Our non-food retail business is subject to Israeli laws relating to imports, customs, labeling of products and consumer protection laws, as well as to labor laws and license and permit laws as they apply to the operation of our network of stores.

Our sales activities are subject to general laws such as the Liability for Defective Products Law, 1980, pursuant to which, under certain circumstances, we may be liable for personal injuries resulting from defects in products that we market.  We are also subject to the Consumer Protection Law, 1981, which is described above under " - Supermarkets". We are also subject to the Supervision of Products and Services Law, 1957, and orders promulgated pursuant to such law.

Houseware Products

We are subject to safety tests, quality control and certification by the Israeli Standards Institution. These are primarily related to the release of metals from ceramic appliances/wares, marking of wares/dishes, pressure cookers, lighters and plasticware used for food and drink.

Business Permits

Some of our Bee Group stores do not have permits according to the requirements of the Business Permits Law, 1968.  A lack of such permits by any store would be considered a breach of the tenancy agreement for such store, which would allow the landlord to annul the lease agreement. As of the date of this Annual Report, none of the landlords has made use of this right.

Related Businesses

Diners Israel

In connection with the establishment of our joint Loyalty Plan with Dor Alon Energy In Israel (1988) Ltd. (“Dor Alon”), in November, 2005, we and Dor Alon purchased 49% of the shares of capital stock of Diners Club Israel Ltd. (“Diners Israel”) (36.75% to Blue Square and 12.25% to Dor Alon) from Credit Cards for Israel Ltd. (“CAL”). Diners Israel, a credit card company in Israel and a licensee of Diners Club International, is a subsidiary of CAL which itself is a subsidiary of Israel Discount Bank Ltd.

Under the agreement with CAL, we and Dor Alon are entitled to share with CAL the net income of Diners Israel in connection with the activities of the credit cards bearing the "You" name based on our respective ownership interests in Diners Israel.  The percentage of the net income of Diners Israel in connection with credit cards activities outside the Loyalty Plan is to be allocated to us and to Dor Alon in accordance with various ratios determined based on the number of "activated" credit cards (as defined in the agreement) issued to members of the Loyalty Plan from time to time, so long as certain target numbers of such issued credit cards are met.  In addition, we recently signed an agreement with CAL pursuant to which Loyalty Plan members are to be issued Mastercard "You" credit cards that will be treated the same as the Diners "You" credit cards for the purpose of our agreement with Dor Alon.  See “Item 7.  Major Shareholders and Related Party Transactions - B. Related Party Transactions” for more information on the agreement with CAL and Diners Israel.

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

C.           Organizational Structure

Following the reorganization of our supermarket retail activities, pursuant to which our supermarket retail activities are centralized in our wholly-owned subsidiary, BSIP, BSIP operates all of our supermarkets and seven supermarkets which are owned by Eden Nature (our 51% subsidiary).  Following the reorganization of our real estate activities, BSIP will lease the real estate underlying the stores that it operates from BSRE and third parties.

We operate all of our "Non Food" outlets through our 85% owned subsidiary Bee Group, which in turn holds approximately 66.85% of the outstanding shares of Naaman Porcelain Ltd., which holds approximately 88.74% of the voting power and 71.15% of the share capital in Vardinon Textile Ltd., both of which are publicly held and traded on the Tel Aviv Stock Exchange.  Below is a chart indicating our holdings in our material non-food retail subsidiaries as of June 15, 2009:

BSRE, Bee Group and each of Bee Group's subsidiaries has its own board of directors.  We appoint all or a majority of the board of directors of each of these companies and typically our appointee serves as the chairman of the board of directors of each company.  Although we appoint all or most of the board of directors of each of BSRE, Bee Group and Bee Group's subsidiaries, each company’s board of directors has independent fiduciary obligations to all of its shareholders and to the company itself.  Blue Square is obligated to deal with its partially owned subsidiaries at “arm’s-length.”  Moreover, in the case of BSRE, Vardinon and Naaman which are publicly traded on the Tel Aviv Stock Exchange, the board of directors must include at least two external directors appointed under Israeli law.  These external directors must satisfy all the requirements of external directors under the Israeli Companies Law, 1999, referred to as the Israeli Companies Law.

Blue Square owned 100% of the outstanding shares of BSIP as of June 15, 2009. BSIP, in turn, through a wholly owned subsidiary, is the owner of our interests in a number of its other subsidiaries and affiliates. Blue Square receives fees from its subsidiaries, including BSIP and Hyper Hyper, as payment for the management and consulting services it provides to them for purchasing, marketing, finance, store development, budgets and control, accounting and financial reporting, taxation, law, internal auditing and data processing services.

Blue Square owned 78.45% of the outstanding shares of BSRE as of June 15, 2009.  The balance of BSRE’s outstanding shares are publicly held and traded on the Tel Aviv Stock Exchange.  Blue Square receives fees from BSRE as payment for the management services it provides to it for Chairman of the board of directors services, financial and accounting management services (including bookkeeping), computer management and maintenance service, legal consulting and corporate secretary services, office space and related office services, and internal audit services.

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

Set forth below is a list of our significant holdings as of June 15, 2009.  The companies marked with an asterisk (*) are not consolidated in our financial statements.

Company (1)	Operations	% Ownership Held by Blue Square

The Blue Square Chain Investments & Properties Ltd.	Supermarkets	100%
The Blue Square Chain (Hyper Hyper) Ltd.	Supermarkets	100	%(2)
Blue Square Real Estate Ltd. **	Real estate	78.45	%(3)
Bee Group Retail Ltd.	Retail and wholesale of houseware and home textile, toys, leisure and baby and young children products	85	%(4)
Diners Club Israel Ltd.*	Credit cards	36.75	%(5)
Eden Briut Teva Market Ltd. (Eden Nature Market)	Organic/Health Food Products	51	%(6)
Mega Nofesh Yashir Ltd.	Travel services	50%
Radio Non-Stop Ltd.*	Local radio station	33	% (7)

(1)	All companies are incorporated under Israeli law.

(2)	BSIP’s wholly owned subsidiary.

(3)	The remaining shares of BSRE are held by the public and institutional investors and traded on the Tel Aviv Stock Exchange.

(4)
We have the option to increase our holding in Bee Group Retail Ltd. to 100%.  For a description of this option, please see see “Item 10.  Additional Information – C. Material Contracts”. As of June 15, 2009, Bee Group Retail Ltd., held approximately 66.85% of the outstanding shares of Naaman Porcelain Ltd., which held an approximately 88.74% of the voting power and 71.15% of the share capital in Vardinon Textile Ltd., both of which are companies traded on the Tel Aviv Stock Exchange.

(5)
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

(6)	BSIP's 51% subsidiary.

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

D.              Property, Plants and Equipment.

As of December 31, 2008 we owned or leased (including through our subsidiaries) approximately 469,400 square meters of space for our own use. In addition, we owned or leased 61,000 square meters of yield generating real estate and 176,700 square meters of undeveloped property. The following table provides certain details regarding the properties that we own and lease.

Properties	Number	Space (sq. meters) (1)
Existing Stores
Owned (including long term lease from Israel Land Administration)	93	164,800
Leased under 5 years	49	24,600
Leased between 6-10 years	62	53,700
Leased over 10 years	61	125,900
	265	369,000

Stores in Development
Owned	1	1,500
Leased between 5-25 years	15	26,800
	16	28,300

Existing Offices and Warehouses
Owned Office	1	9,400
Leased Offices	3	1,500
Owned Warehouses	3	26,000
Leased Warehouses	9	35,200
	16	72,100

Total owned or leased for our own use	297	469,400

Properties for Investment
Leased to Third Parties (2) (3)	22	29,700
Unutilized Properties	12	33,500
	34	63,200
Owned and leased undeveloped properties:
Warehouses in development	1	74,000
Undeveloped Land (1)	20	100,000
	21	174,000

(1)	The figures in this table do not include building rights.

(2)	Including a 50% interest owned by BSRE in a 17,000 square meter shopping mall in Jerusalem, in which we operate a 5,000 square meter store.

(3)	Including a 50% interest owned indirectly by BSIP in a 7,100 square meter shopping mall in Be’er Sheva.

In 2009, we opened and plan to open approximately 14 additional supermarkets, totaling approximately 17,000 square meters of store space, in localities whose populations are currently under-served by supermarkets or in localities in which we do not have sufficient market presence. In 2009, we opened six supermarket stores and two Eden Nature stores, converted four Shefa Shuk stores to Mega Bool stores, and closed one "Mega in Town" store. In addition, we plan to continue to remodel some of our supermarkets to give them a more “upscale” orientation, offering improved product selection and increased focus on customer service.  Remodeling typically includes the installation of new display fixtures, additional shelf space, specialty departments and checkout counters. Our experience has been that supermarket remodeling, which is conducted in each store every eight to twelve years, usually improves sales per square meter.  We currently plan to spend more than NIS 145 million (or $36.6 million at the exchange rate as of May 31, 2009), on the acquisition and development of new supermarkets and the remodeling of our existing supermarkets through the end of 2009.

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

Generally, franchisees of our Bee Group chains lease their own store space directly. However, there are a few franchisees that either sublease their stores from the relevant Bee Group subsidiary, or lease their stores jointly with such subsidiary.  All Bee Group stores that are operated directly by Bee Group's subsidiaries and not by franchisees, lease their own store space.

On April 1, 2008, Bee Group leased property for its operations and buildings in the logistics center that will be built in Be'er Tuvia.  Bee Group estimates that it will invest approximately NIS 10 million in shelving and equipment in connection with this property.

For further information regarding our real estate, including the transfer of the Company's real estate to BSRE and the contemplated transfer of BSIP's real estate to BSRE, please see “Item 4. Information on The Company - B. Business Overview - Our Real Estate” and “Item 7.  Major Shareholders – B. Related Party Transactions.”

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

In accordance with the instructions of the Israeli Accounting Standard No. 29, “Adoption of International Financial Reporting Standards (IFRS)”, which was published in July 2006, we have adopted IFRS as issued by the IASB, with effect from January 1, 2008, based upon the guidance in IFRS 1, "First-time adoption of IFRS", and have prepared our financial statements according to IFRS. In accordance with IFRS 1, we have presented comparative financial statements as of and for the year ended December 31, 2007, prepared in accordance with IFRS. In addition, we have disclosed in note 36 to our financial statements as of December 31, 2008 included elsewhere in this annual report, the influence of the transition to IFRS (from financial statements prepared in accordance with Israeli GAAP) on our financial statements for the year ended December 31, 2007.

General

The year 2008 was principally characterized by the difficult macroeconomic environment which impacted our markets and by our internal reorganization, which is part of our strategy to enable us to address current competitive and marketplace conditions in Israel.

Specifically, the year 2008 was marked by a shift from economic growth in the first quarters of the year to the beginning of a recession toward the end of the year. This shift was accompanied by an increase in the prices of the products that we purchase from most of our suppliers, an increase in the Israeli CPI and an increase in energy prices.  In addition, toward the end of the first quarter of 2008 our financial results were adversely affected by the threat of an ultra orthodox boycott of our Shefa Shuk stores.

The current global economic crisis and the resulting slowdown in the Israeli economy has changed the markets in which we operate and affected the buying patterns of our customers, as more customers are shifting their purchases to low-price and hard discount stores, which have a lower profit margin.  The slowdown has also affected the volume of purchases made by our customers in our local neighborhood stores, reduced the sales at our Mega and Shefa Shuk stores and led to a decrease in our market share in supermarket sales during 2008 compared to previous years. As a result, in December 2008, we launched our "Mega Bool" format, a hard discount store format. As of May 31, 2009, this initiative included the conversion of 40 existing "Mega" and "Shefa-Shuk" stores of various sizes to "Mega Bool" stores.

This continues the trend of recent years during which we and our competitors have established or expanded low-price and hard discount store formats. In August, 2007, we launched our “Mega In Town” format. The initiative included the conversion of over 100 of our existing SuperCenter and Mega stores to the new brand. "Mega In Town” is a discount supermarket brand designed to bring a winning combination to customers: discount prices and convenience for neighborhood shoppers. We continued our expansion of the "Mega In Town" supermarkets in 2008.

In order to increase the efficiency of our activities, during 2008 we began to implement a comprehensive internal reorganization, by concentrating all of our retail activities under BSIP, our wholly owned subsidiary since November 2008 (after our successful tender offer for its remaining outstanding shares and its delisting from the TASE),  concentrating our non-food activities under the Bee Group, and beginning the process of bringing together all our real estate activities under our subsidiary, BSRE (78.45% owned by us as of June 15, 2009), with Blue Square as a holding company. In addition, in September 2008 we increased our holdings in Bee Group to 85% with an option to further increase our holdings to 100% and concentrated all of our houseware activity under Bee Group's subsidiary, Naaman, and we are working to capitalize on potential operating synergies between our non-food activity and our retail activity.

  As part of our strategy to improve our competitive position, in December 2008, we also launched our new "Mega" line of private label goods that are sold in our "Mega Bool", "Mega", and "Mega In Town" store formats. Private label products provide customers with an attractive alternative selection of products that are comparable in quality to name brand products.  We believe that our private label products enhance customer loyalty, differentiate our stores from those of our competitors and provide a competitive product to those offered by our suppliers.  In addition, usually average gross profit from private label products is higher than the average gross profit from other products.

We believe that the volume of annual sales in the organic food market in Israel has been growing consistently and will continue to increase during the next few years.  In order to benefit from this growth, in October 2007, we acquired approximately 51% of the holdings of Eden Nature, which operates organic/health food supermarkets, to take advantage of the growing local demand for organic, natural and health food.  In the third quarter of 2008, we doubled the size of our Eden Nature organic chain, with the goal of establishing Blue Square as the clear leader of Israel's emerging organic/health food sector.

We currently operate our supermarket stores under five brands: Mega Bool, Mega In Town, Mega, Shefa Shuk and Eden Nature. In planning the mix of our stores, we have taken a regional view, with the goal of bringing our store brands within the shopping range of every Israeli consumer. As expected, the conversion of our neighborhood stores to a lower margin format has impacted our gross margins from our supermarkets sales; however, we were compensated by an increase in sales which resulted in an increase in total gross profit.

In 2008, smaller supermarket chains continued to increase their market share and expanded their presence in selected areas in Israel, often geographically beyond their original locations, increasing competition in an already difficult market.  The low barriers of entry, including the relatively low cost of establishing a new smaller supermarket, has contributed to the increase in number and expansion of smaller supermarket chains in recent years.  In addition, in recent years smaller supermarket chains have transitioned from competing only in the local neighborhood markets to joining with other smaller supermarket chains and competing on a national scale with a joint private label which competes with the private labels of the large supermarket chains.  These smaller supermarket chains have also been able to capture a significant part of the sales from the major chains in their areas by using lower cost non-unionized labor and having lower operating costs and, in some cases by operating on Saturdays and offering non-kosher food. Large supermarket chains in Israel, including us, are kosher and therefore do not offer non-kosher food or generally operate on Saturdays.  We and other major chains have also responded to consumers’ focus on the price of products by establishing or expanding low-price and hard discount store formats.

We are increasing the variety of products sold in our stores in three categories:  “Fresh Food” items - such as bakery items, delicatessen, pastry, fresh meat and vegetables offered in specialty departments, “Non-Food” items - such as houseware, toys and infants products, entertainment and leisure products, small electrical appliances, computers and computers accessories and textile products, and “Near-Food” items - such as health and beauty aids, toiletries, cleaning products, paper goods and baby supplies.  We are also looking to provide a diversified range of financial products to our customers to further increase the variety of products we offer to our customers.  “Non-Food” and “Near-Food” items generate more revenues per square meter than our food items and increase the portion of our customers’ shopping needs that are addressed in our supermarket stores.

In addition, we have expanded our presence in “Non-Food” stand alone retail outlets in an effort to establish Blue Square as a major player in the non-food retail market.  In September 2008, we increased to 85% our holdings (with an option to further increase our holdings to 100%) in Bee Group Retail Ltd. (formerly known as “Hamachsan Hamerkazi Kfar Hasha’ashuim Ltd.”) ("Bee Group"), a company that is a wholesaler and that operates (mostly through franchisees) retail outlets, with activities in the houseware and home textile, toys, leisure and baby and young children sectors.  In 2007 we acquired, through Bee Group approximately 85.79% of the holdings of Vardinon Textile Ltd. ("Vardinon"), a company which imports, designs and distributes home textile products and accompanying accessories. In 2007 we acquired, and in 2009 we increased our holdings in Naaman Porcelain Ltd. ("Naaman"), one of Israel’s major branded houseware retailers and wholesalers, which imports and markets various houseware products, such as kitchen utensils, cutlery and dinner sets.  Currently, through Bee Group, we hold approximately 66.85% of the outstanding shares of Naaman, which holds approximately 88.74% of the voting power and 71.15% of the share capital of Vardinon. We are working to capitalize on potential operating synergies between Bee Group and the Company as a whole.

Operating Results

The following table sets forth certain statement of income data as a percentage of sales for the periods indicated:

	Year Ended December 31,
	2007	2008
	%	%
Sales	100.00	100.00
Gross profit	26.5	27.7
Selling, general and administrative expenses	22.4	24.2
Operating profit before other gain and losses and net gains from adjustment of investment property to fair value	4.1	3.6
Operating profit	4.3	3.8
Taxes on income	1.0	0.6
Profit for the year	2.5	1.8

Year Ended December 31, 2008 compared with year ended December 31, 2007

Sales.   Sales in 2008 were approximately NIS 7,429 million, or $1,954 million, an increase of approximately 6.4% compared with sales of approximately NIS 6,982 million in 2007. The growth in sales derived primarily from:

•
the opening of ten new supermarkets in 2007, which were open for the entire 2008 and only a portion of 2007, and the opening of nine new supermarkets in 2008 (taking into account one supermarket that closed), including the accelerated expansion of the Eden Nature format;

•
an increase of 1.1% during 2008 in supermarket Same Store Sales[1], reflecting the continued growth of the Mega In Town store format, partially offset by declining sales in the Shefa Shuk store format and Mega stores before their conversion to the Mega Bool store format; and

•
an increase of NIS 132 million in connection with the ongoing expansion of stores of Bee Group Retail (“Bee Group”), and the consolidation in 2008 of the full-year results from Naaman Porcelain Ltd. ("Naaman") and Vardinon Textile Ltd. ("Vardinon"), compared with the previous year, in which the revenues of Naaman and Vardinon were only partially consolidated into the Company’s financial results.

Gross profit. Gross profit in 2008 was approximately NIS 2,060 million, or $541.8 million (27.7% of sales), an increase of 11.2% compared with gross profit of approximately NIS 1,852 million (26.5% of sales) in 2007.  The increase in our gross profit as a percentage of sales  was the result of improved supplier terms; a shift in the mix of sales between the Company’s store formats, and the expansion of Bee Group, which is characterized by a higher sales gross margin compared to the food sector.  The increase in our gross profit was partially the result of a positive influence from increased prices.

1   The percentage in same store sales is the percentage change in sales of those stores that operated continuously during the entire reporting period of both the current year and that preceding it. Stores are not deemed to have operated continuously (and therefore not included as “same stores”) if such stores were permanently closed during the reporting period or the preceding period or were resized significantly during the period (including for renovation or expansion purposes). Store resizing is considered significant if it exceeds 5% or more of the store’s original size.

Selling, general and administrative expenses.  Selling, general and administrative expenses in 2008 were approximately NIS 1,795 million, or $472 million, an increase of 14.8% compared with selling, general and administrative expenses of approximately NIS 1,563 million in 2007. This increase was mainly due to increased expenses associated with the opening of new stores and the accelerated development of the Eden Nature format; expenses associated with the launch of the Mega Bool store format; a rise in the operating expenses of existing stores due to the increase in energy and electricity prices; an increase in the Israeli CPI, which increased CPI-linked expenses such as rent and municipal taxes; and the increased expenses of the Bee Group associated with its expansion of the number of its stores  and the  consolidation of the full-year expenses of Naaman and Vardinon in 2008, compared with the consolidation of only a portion of their expenses in the Company's 2007 results.

Operating profit before other gains and losses and net gain from adjustment of investment property to fair value.  Operating profit in 2008 before other gain and losses and net gain from adjustment of investment property to fair value was NIS 265 million ($69.8 million) (3.6% of sales) compared to NIS 289 million (4.1% of sales) in 2007. The decrease in operating income was primarily due to the decrease in profitability of our food retail operations, mainly from stores which were converted to the Mega Bool format, and the increased expenses of Eden Nature due to the expansion of this store format during 2008. In our non-food retail operations, operating profit decreased due to the operating loss at Bee Group’s Dr. Baby store format resulting from the opening of eight self-operating stores in 2008.

Net gain from adjustment of investment property to fair value. In 2008, the Company’s recorded income of NIS 19.1 million (U.S. $5.0 million) associated with the increase in value of its investment property compared with NIS 10.5 million in 2007. This increase in valuation mainly resulted from Hadar Talpiyot mall which is located in Jerusalem, in which the company holds a 50% interest.

 Other losses (gains).  In 2008, the Company recorded other losses of NIS 2.5 million (U.S. $0.7 million) compared with other gains of NIS 3.1 million during 2007. These losses primarily resulted from a NIS 6.0 million (U.S. $1.6 million) termination benefit expense associated with the Company’s efficiency program, consisting mainly of the reduction of headcount at the Company’s headquarters, and a provision of NIS 6 million (U.S. $1.6 million) associated with the reduction of property value and depreciation. These losses were partially offset by other gains in the amount of NIS 9 million (U.S. $2.4 million), which derived from the decrease in the Bee Group‘s holdings in its subsidiaries, primarily Sheshet, following Bee Group's reorganization which included the transfer of Bee Group's holdings in Vardinon and Sheshet to Naaman.

Operating profit.  Operating profit for 2008 was NIS 281.8 million (U.S. $74.1 million) (3.8% of sales) compared to NIS 302.7 million (4.3% of sales) in 2007, a decline of 6.9%.

Financial expenses, net.  Financial expenses, net in 2008, increased by 84% to approximately NIS 106 million, or $27.8 million, compared with financial expenses of approximately NIS 57 million in 2007. This increase derived from the increase in the consumer price index in 2008 compared to 2007, an increase in net financial debt and hedging against a rise in the consumer price index, partially offset by financial income of NIS 24 million in connection with the revaluation of the Company's financial instruments.

Taxes on income.  Taxes on income in 2008 were NIS 43.8 million, or $11.5 million, compared with approximately NIS 69.8 million in 2007. As a percentage of income before taxes on income, taxes on income decreased to approximately 24.9% in 2008, compared with 28.4% in 2007.  The decrease in the effective tax rate derived primarily from the decline in the statutory tax rate from 29% in 2007 to 27% in 2008.

Profit for the year.  Net income for 2008 was NIS 132.4 million (U.S. $34.8 million) compared to NIS 175.8 million for 2007. The portion of the net profit attributable to shareholders, was NIS 104.6 million (U.S. $27.5 million), or NIS 2.41 per ADS (U.S. $0.63), while the portion attributable to the share of minority interests was NIS 27.8 million (U.S. $7.3 million). The decrease in net profit derives from the decrease in operating profit, and the increase in the financial expenses as explained above.

Quarterly Fluctuations

Our business is subject to fluctuations in quarterly sales and profits.  These fluctuations are primarily attributable to increased sales and higher operating income in the holiday seasons occurring in different quarters from year to year.  Thus, for example, in our supermarkets and in our "Naaman", "Vardinon" and "Sheshet" chains increased sales attributable to Passover, which occurs in either March or April, may be realized in either the first or the second quarter, and sales attributable to the Jewish New Year, which occurs in either September or October, may be realized in either the third or the fourth quarter.  In our "Kfar Hasha'ashuim" chain, increased sales are generally attributable to Purim, which occurs in February or March, and to the "Back-to-School" season in August.

Many of our expenses are unrelated to the level of sales, and therefore a relatively modest increase or decrease in sales, whether or not related to the timing of holidays, tends to have a disproportionately large impact on our profitability.

The following table sets forth certain quarterly information.

	Net sales		Operating profit before other gains and losses and net gain from adjustment of investment property to fair value
	NIS	Percentage of Full Year	NIS	Percentage of Full Year
	(In thousands)		(In thousands)
2008	7,429,121	100.0%	265,252	100.0%
First quarter	1,821,158	24.5%	77,487	29.2%
Second quarter	1,918,403	25.8%	83,335	31.4%
Third quarter	1,936,236	26.1%	59,770	22.6%
Fourth quarter	1,753,324	23.6%	44,460	16.8%

2007	6,981,984	100.0%	289,198	100.0%
First quarter	1,693,456	24.3%	79,266	27.4%
Second quarter	1,680,859	24.1%	74,846	25.9%
Third quarter	1,823,522	26.1%	69,063	23.9%
Fourth quarter	1,784,147	25.6%	66,023	22.8%

Exchange Rates

At December 31, 2008, the representative rate of exchange of the NIS to the dollar, as published by the Bank of Israel, was NIS 3.802= $1.00. At May 31, 2009, the representative rate of exchange of the NIS to the dollar, as published by the Bank of Israel, was NIS 3.958 = $1.00. The table below sets forth, for the periods and dates indicated, certain information concerning the representative exchange rate of the NIS to the dollar, as published by the Bank of Israel for the years ended December 31, 2004 through 2008:

Year Ended December 31,	Period End		Average Rate(1)	High	Low
			(NIS per $1.00)

2004	4.31		4.48	4.63	4.31
2005	4.60		4.49	4.74	4.30
2006	4.30	(2)	4.46	4.73	4.18
2007	3.85	(2)	4.11	4.34	3.83
2008	3.80	(2)	3.59	4.02	3.23

(1)	The average of the daily exchange rates in each year.
(2)	During 2006, 2007 and 2008, the US dollar depreciated in value vis-à-vis the NIS by 8.2%, 8.97% and 1.2%, respectively.

The following table sets forth certain information concerning the representative exchange rate of the NIS to the dollar, as published for the months December 2008 through May 2009:

Month	Period End	Average Rate(1)	High	Low
		(NIS per $1.00)
December	3.80	3.87	3.99	3.68
January	4.07	3.91	4.07	3.78
February	4.16	4.10	4.19	4.01
March	4.19	4.16	4.25	4.02
April	4.16	4.20	4.26	4.13
May	3.96	4.09	4.17	3.96

(1)	The average of the daily exchange rates.

 Impact of Inflation and Currency Fluctuations

Inflation in Israel increases some of our expenses, which, because of competitive pressures, are generally not offset, fully or as quickly, by increases in our selling prices and revenues.  See “Item 3. Key Information - D. Risk Factors - Impact of inflation may adversely affect our financial expenses and operating income" and “- Currency fluctuations might affect our operating results and translation of operating results."

Any devaluation of the NIS against various non-Israeli currencies in which we or our suppliers pay for imported goods has the effect of increasing the selling price of those products which we sell in Israel in NIS and affecting our operating results.  In particular, a devaluation of the NIS against the Chinese currency could significantly increase the cost of production of our non-food products at our Bee Group stores and the selling price of those products to our customers.  An increase in price of imported goods by our suppliers can usually be offset by an increase in the consumer price of such goods.  This devaluation would have a greater affect on our non-food retail business because a higher proportion of the goods that we sell in our Bee Group stores is acquired from suppliers overseas.  This devaluation would also cause an increase in our expenses as recorded in our NIS denominated financial results even though the expenses denominated in non-Israeli currencies will remain unchanged.

In addition, because our financial results are denominated in NIS and are translated into US dollars for the convenience of US investors, currency fluctuations of the NIS against the US dollar may impact our US dollar translated financial results.

Political Conditions

We and all of our subsidiaries are incorporated under Israeli law and our principal offices and operations are located in the State of Israel.  Political, economic, security and military conditions in Israel directly affect our operations.  Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying from time to time, in intensity and degree, has led to security and economic problems for Israel.  Israel signed a peace treaty with Egypt in 1979 and a peace treaty with Jordan in 1994. Israel has not entered into any peace agreement with Syria and Lebanon.  In the last few years, the establishment of a Hamas government in Gaza has created additional unrest and uncertainty in the region and has increased hostilities between Israel and the Palestinians.   These hostilities have included terrorist acts in Israel and military operations in the West Bank and Gaza.  These hostilities had a negative effect on the Israeli economy.  In December 2008 Israel was engaged in an armed conflict with Hamas in the Gaza Strip, which reduced the sales of some of our stores that are located in the southern region of Israel.  In July 2006, a conflict with Hezbollah escalated significantly on Israel’s northern border, as a result of which a number of our stores located in the northern region did not operate according to their usual schedule. We cannot predict the effect on our business if hostilities are renewed or the security situation deteriorates in any part of the country.

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

Most of Bee Group's imports during 2008 were from suppliers located in China.  Because most of the products sold by the Bee Group are manufactured overseas and imported from China, its activity may be affected by changes in the political and economic conditions in China.

In addition, because the Bee Group acquires most of its products from suppliers outside of Israel, and most of its products are imported via the sea, a prolonged general strike, shutdown or a disruption of any of the Israeli ports for an extended period of time, including as a result of a military conflict, would affect our ability to import such products or increase their prices. In addition, since the peak selling season of some of our Bee Group stores is during the holidays, disruptions in the ports during or adjacent to such holiday seasons may adversely affect our sales and financial results.

Economic Conditions

All of our supermarket sales are made in Israel and we acquire a substantial majority of the goods that we sell from Israeli suppliers.  Consequently, our financial performance is dependent to a significant extent on the economy of Israel. During 2007 and 2008, Israel's Gross Domestic Product rose by 5.3% and 4.1%, respectively. However, in recent quarters, the global economic crisis, instability and uncertainty have affected the economic conditions in Israel.  Initial reports indicate that the Israeli economy declined by 3.9% (annualized) at the first quarter of 2009. We believe that the economic slowdown in Israel is affecting the buying patterns of our customers, as more customers are shifting their purchases to low-price and hard discount stores, which have a lower profit margin.  As a result, we have expanded our low-price and hard discount store formats. We expect the economic slowdown in Israel to adversely affect our financial performance, among other things, by reducing our sales and our profitability.

The global economic crisis has also affected our non-food retail business by causing a slowdown in the growth of private consumption, which could affect the growth of our houseware, home textile and baby and young children accessories businesses.

In addition, the global economic crisis has also reduced the availability of   credit, increased the costs of financing and the terms under which banks agree to provide financing.  These developments may reduce the sales of our businesses, increase our costs of borrowing and reduce our profitability. We are unable at this time to asses the extent, if any, of the impact that the global economic crisis may have on our business..

In addition, on May 13, 2009, Israel's cabinet approved the proposed state budgets for the years 2009 and 2010, which include, among other things, a temporary increase of 1% in the value added tax ("VAT") from 15.5% to 16.5% for an 18-month period, and an imposition of VAT, for the first time, on fruits and vegetables.  The temporary increase in VAT to 16.5% is effective, although the proposal to impose VAT on fruits and vegetables is subject to change.  The Knesset (Israeli legislative body) is expected to vote on the budget by mid-July.  The increase in VAT and the new imposition of VAT on fruits and vegetables will increase the cost of the products that we sell in our supermarkets and may affect our sales.

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

Corporate Tax Rate

We are subject to income tax in Israel at the rate of 26% of our taxable income in 2009 (27% in 2008).

The income of the Company and its subsidiaries is taxed at the regular rate. In July 2004, an amendment (No. 140) to the Income Tax Ordinance was enacted. One of the provisions of this amendment is that the corporate tax rate is to be gradually reduced from 36% in 2003, to 30% in 2004.  In August 2005, a further amendment (No. 147) was published, which makes a further revision to the corporate tax rates prescribed by Amendment No. 140. As a result of the aforementioned amendments, the corporate tax rates for 2004 and thereafter are as follows: 2004 - 35%, 2005 - 34%, 2006 - 31%, 2007 - 29%, 2008 - 27%, 2009 - 26% and for 2010 and thereafter - 25%.

Under the Inflationary Adjustments Law, carry forward losses were linked to the CPI. In February 2008, the Knesset (Israeli legislative body) passed a law according to which the provisions of Inflationary Adjustments Law will no longer apply to the Company in 2008 and thereafter.

For further tax information, see “Item 10.  Additional Information - E. Taxation -Israeli Tax Considerations.”

Critical Accounting Policies and Estimates

We have chosen accounting policies that we believe are appropriate to report accurately and fairly our operating results and financial position, and we apply those accounting policies in a consistent manner.  Our significant accounting policies are summarized in Note 2 to the Consolidated Financial Statements.

We base our estimates on historical experience, where applicable, and on other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, and could have a material impact on our reported results.

We believe that the following accounting policies are the most critical in the preparation of our financial statements because they involve the most difficult, subjective or complex judgments about the effect of matters that are inherently uncertain

Impairment of non financial assets

We review at each balance sheet date whether any events have occurred or changes in circumstances have taken place which might indicate that there has been an impairment of property, plant and equipment and identifiable intangibles. When such indicators of impairment are present, we evaluate whether the carrying value of the asset in our accounts can be recovered from the cash flows anticipated from that asset, and, if necessary, records an impairment provision necessary to adjust the carrying amount to the recoverable amount.

When it is not possible to assess whether an impairment provision is required for an individual asset which does not generate independent cash flows, the need for such a provision is assessed in relation to the recoverable value of the cash-generating unit to which that asset belongs.  For a cash-generating unit to which goodwill has been allocated, any impairment loss relating to that unit initially reduces the goodwill and the balance reduces the carrying amount of the other assets.

In 2007, we evaluated impairment separately for each store as a cash-generating unit. In 2008, we reorganized the food retail activities to incorporate all activities under one subsidiary while, at the same time, organized the brand names in order that we could meet the needs of specific customers in each geographic area (promotions, prices and variety) and increase customer loyalty program activities. As such, in 2008, we evaluated impairment separately for each store or the cash-generating unit to which the store belongs when the cash inflows of one store are dependent on the cash inflows of another store in the same geographic area. In evaluating impairment, we consider corporate assets relating to the stores or other cash-generating units as well as indirect costs that are directly attributable, or that can be reasonably and consistently allocated, to the stores or cash generating units.

The recoverable amount of an asset is the higher of the net selling price of the asset's fair value less cost to sell and its value in use. These calculations require the use of estimates. In calculating the impairment for the reported years, based on discounted expected future cash flows, we used a discount rate before tax for each cash-generating unit (CGU). For discount rates used by the Company, see note 8C to the Consolidated Financial Statements.

In 2008, we recorded impairment provisions resulting in net amount of NIS 3.4 million. In 2007, we recorded a reversal of impairment provisions resulting in the net amount of NIS 13.5 million. Impairment provisions or the reversal of such provisions are included in the income statement within Other gain or losses.

Application of alternative assumptions and definitions, such as reviewing long-lived assets for impairment at a different organizational level, could produce significantly different results

Goodwill

Goodwill is tested annually for impairment and when circumstances indicate that the carrying value may be impaired, goodwill is carried at cost less any accumulated impairment losses.  Impairment losses on goodwill are not reversed.

Goodwill is allocated to cash-generating units or groups of cash-generating units that are expected to benefits from the business combination in which the goodwill arose.

Goodwill is allocated to three identified groups of cash-generating units.

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use pre-tax cash flow projections based on financial budgets approved by management and management estimation covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates stated below. The growth rate does not exceed the long-term average growth rate for the business in which the CGU operates.

Results of the goodwill impairment for each cash-generating unit (CGU) review performed during 2008 are summarized in Note 8C to the Consolidated Financial Statements.

The key assumptions used for value in-use calculations are as follows: expected gross margin, weighted average growth rate used to extrapolate cash flows beyond the budget management estimations covering a five-year period, and pre-tax discount rate applied to cash flow projections.

The annual impairment review requires the extensive use of accounting judgments and financial estimates.  Application of alternative assumptions and definitions, such as reviewing goodwill for impairment at a different organizational level, could produce significantly different results.  Similar to our policy on impairment of long-lived assets, the cash flow projections embedded in our goodwill impairment reviews can be affected by several items, such as inflation, business valuations in the market, the economy and market competition.

Revaluation of investment property

Investment property is presented at fair value. In certain cases, fair value is determined using discounted cash flows that are based on assumptions as to discount rate. Changes in the discount rate will change the calculated fair value and may therefore materially affect the results of our operations. The range of discount rates used is 8%-12% per annum (mainly 8-8.75%).

Retirement benefit obligations and Provision for unutilized sick leave

1)           Retirement benefit obligations

Labor laws and agreements, and the practice, require us to pay retirement benefits to employees dismissed or retiring in certain other circumstances.

We operate various pension schemes.  The schemes are generally funded through payments to insurance companies or trustee-administered funds, determined by periodic actuarial calculations. We have both defined benefit and defined contribution plans.

Our obligation to pay retirement benefits is generally treated as a defined benefit plan. However, for employees for whom the retirement benefit obligation is covered by section 14 of the Israel Severance Pay Law, the obligation is treated as a defined contribution plan.

Defined Benefit Plan

The retirement benefit obligation recognized in the balance sheet is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets. The defined benefit obligation is calculated annually using the projected unit credit method.

The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows (after taking into account the expected rate of salary increases and other actuarial assumptions) by reference to Israeli Government bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension liability.

We determine the appropriate discount rate at the end of each year.  This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the retirement obligations. In determining the appropriate discount rate, we consider the interest rates of Israeli government bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity that are comparable to the terms of the related retirement liability.

The present value of the obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost of retirement benefits include the discount rate. Other key assumptions, such as future wage increases and retirement rates, are based in part on current market conditions and on past experience. Any changes in these assumptions will impact the carrying amount of the obligations. Actuarial gains and losses are recognized outside of profit and loss in the "statement of recognized income and expense" in the period in which they arise.

Defined Contribution Plan

A defined contribution plan is a pension plan under which we pay fixed contributions into a separate entity.  Our obligation to the employees for whom the retirement benefit obligation is covered by section 14 of the Israel Severance Pay Law as part of the defined contribution plan is to make regular contributions to a separate and independent entity, and we have no legal or constructive obligations to pay further contributions if the fund does not have sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

2)           Provision for unutilized sick leave

Pursuant to employment agreements, certain employees are entitled to receive payment for a certain number of sick leave days per year which accumulate to future periods. Under these said agreements, the Company has undertaken to pay each employee, upon retirement, certain amounts which depend on the balance of the unutilized days and on the cumulative number of sick leave days the employee has utilized during his employment with the Company.

The provision for unutilized sick leave is based on an annual actuarial calculation: in making such a computation, the actuary makes actuarial assumptions (such as the rates of employee turnover, future salary levels). The cost of this benefit is recognized using the same method used for defined benefit retirement plans. Actuarial gains and losses are recognized outside of profit or loss in the Statement of Recognized Income and Expense the period in which they arise. Any changes in these assumptions will impact the carrying amount of the obligations.

For key management assumption used in the annual actuarial calculation for retirement benefit obligations and provision for unutilized sick leave, see note 22 to the Consolidated Financial Statements.

Provisions for claims

The provisions for legal claims are recorded based on the estimates of our management (after consulting with the legal counsel) as to the likelihood that cash flows will be required to settle these liabilities and as to the amount of such cash flows.

Income taxes and deferred taxes

There are many transactions and calculations for which the ultimate tax determination is uncertain. We recognize liabilities for anticipated tax issues based on estimates as to whether additional taxes will be due. Where the final outcome of these matters differs from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

In addition, we recognize deferred tax assets and tax liabilities based on the difference between the carrying value of such assets and liabilities and their amount for tax purposes. We continually assess the recoverability of deferred tax assets based on historical taxable income, expected taxable income, the expected timing of the reversals of temporary differences and the application of tax planning strategies. If we is unable to generate sufficient future taxable income or actual results differ from its other assumptions, we might be required to reduce our deferred tax assets or to increase our deferred tax liabilities, which will increase our effective tax rate, and negatively affect our operations.

Impairment of available-for-sale financial assets:

We follow the guidance in IAS 39 to determine when an available-for-sale financial asset is impaired.  This determination requires significant judgment.  In making this judgment, we evaluate, among other factors, the duration and extent to which the fair value of an investment is less than its cost as well as the financial position of and short-term business outlook of the issuer of the instrument, including factors such as industry and sector performance, changes in technology and operating and financing cash flows.

Fair value of derivative and other financial instruments

The fair value of financial instruments that are not traded in an active market (for example, derivatives) is determined by using valuation techniques. We use our judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at each balance sheet date. We have used discounted cash flow analysis for various derivative financial assets that are not traded in active markets. Changes in assumptions could affect the reported fair value of these financial instruments.

Recently issued accounting pronouncements

For information on recently issued accounting pronouncements, see note 2bb to our consolidated financial statements.

Liquidity and Capital Resources

Sources and Uses of Cash

Sources.

Our principal source of liquidity is the cash generated by our operations.  Both Blue Square and its significant subsidiaries have generally generated sufficient cash from their operations to satisfy their respective operating requirements.  The available cash resources of BSIP, BSRE, Bee Group and their subsidiaries have historically been used, and are expected to continue to be used, to finance the expansion of these companies.

Cash generated by operations was approximately NIS 410 million in 2008, an increase of 18% compared with approximately NIS 348 million in 2007. This increase in cash generated by operations in 2008 was mainly due to the growth in sales in 2008 and the increase in cash flow from operating activities derived principally from the change from positive working capital in 2007 to negative working capital in 2008.

In 2008, approximately 34% of our supermarket sales were paid for with cash, checks and gift certificates issued by the Company at the point-of-sale, approximately 63% of supermarket sales were paid for with credit cards and approximately 3.0% of supermarket sales were paid for with other short-term credit arrangements.

During 2008, the average time period that we held inventory was 32.4 days and the average time period within which our accounts receivable were paid was 32.1 days.  By contrast, as of such date the average time period for payment of our accounts payable was 58.7 days.  Accordingly, increased capital resources are not required to support an increase in our receivables or inventories because we generally sell our products before we pay our suppliers.

Other sources of liquidity are long-term and short-term borrowing from banks.  During 2008, we received from banks and other financial institutions long-term borrowings of NIS 231 million, or $60.9 million and short-term borrowings, net, of NIS 16 million, or $4.1 million, and during 2008, we repaid long-term borrowings in the amount of NIS 131 million, or $34.3 million and interest in the amount of NIS 89 million, or $23.5 million.

In August 2006, BSRE completed its initial public offering of ordinary shares, unsecured convertible (Series A) and non-convertible (Series B) debentures on the Tel Aviv Stock Exchange.  BSRE received net proceeds of approximately NIS 147.6 million in consideration for its ordinary shares and net proceeds of approximately NIS 731.2 million in consideration for the debentures.  The proceeds from the issuance of the debentures were used, among other things, to repay long-term borrowings of NIS 518 million, or $122.6 million, that the Company transferred to BSRE at the time of the transfer of the real estate assets to BSRE while the Company retained the proceeds of the loan.  These long-term loans were incurred by the Company as part of its preparations for the transfer of real estate assets and related financial obligations to BSRE prior to its initial public offering.

In September 2008, BSRE completed the issuance of an additional NIS 125 million in principal amount of unsecured non-convertible (Series B) debentures.  BSRE received net proceeds of approximately NIS 121.3 million or $31.9 million in consideration for the debentures.  The proceeds from the issuance of the debentures were used, among other things, for investments in real estate and for working capital.  The terms of these debentures are identical to the terms of the non-convertible (Series B) debentures issued by BSRE in August 2006.

On May 20, 2009, the Israel Securities Authority approved the publication of a shelf prospectus that was filed by BSRE. The shelf prospectus is valid for a period of two years, and it may be used by BSRE to raise capital in the future through the issuance of shares, debentures, and/or options at the election of BSRE. The shelf prospectus does not contemplate an immediate public offering.

  As of December 31, 2008, the remaining principal balance (linked to the Israeli CPI) of BSRE's convertible (Series A) and non-convertible (Series B) debentures was NIS 924 million.

In 2003, we issued NIS 200 million in aggregate principal amount of unsecured 5.9% convertible and NIS 200 million in aggregate principal amount of nonconvertible debentures.  The installments of principal on the convertible debentures are due in 2007, 2009 and 2011, and the installments of principal on the nonconvertible debentures are due in 2012, 2013 and 2014. During 2008, we did not repay any convertible debentures and none were converted into shares.  As of December 31, 2008, the remaining principal balance (linked to the Israeli CPI) of the NIS 200 million convertible debentures was approximately NIS 37 million.

Uses.

During 2008, we repaid long-term borrowings in the amount of NIS 131 million, or $34.3 million, and interest in the amount of NIS 89 million, or $23.5 million, and we paid dividends to minority shareholders of subsidiaries in the amount of NIS 22 million or $5.8 million. We also paid a dividend to our shareholders in the aggregate amount of NIS 150 million, or $39.4 million.

In recent years, we funded our renovation, remodeling and expansion programs primarily from cash generated by our operations and from long and short-term loans from banks. During 2008, we invested approximately NIS 282 million, or $74.2 million, in fixed assets and investment property, a 17% increase from our 2007 investment of NIS 241 million. Of our fixed asset investment and investment property in 2008, we invested NIS 89.5 million, or $23.7 million, in land and buildings, including land that we leased, as compared with NIS 82.7 million in 2007. We currently plan to spend in excess of NIS 145 million, or $36.6 million for the development or acquisition of new supermarkets, the renovation and remodeling of our existing supermarkets and related investments through the end of 2009.  We intend to finance our store development, renovation, modeling, expansion and acquisitions mainly from cash generated by our operations and from borrowings from banks and others.

In November 2008, pursuant to a cash tender offer, we completed the acquisition of the BSIP shares that were not previously held by us, for the aggregate consideration of NIS150.7 million, or $40.2 million (at that time). We currently own 100% of the shares of BSIP, and BSIP's shares are no longer traded on the Tel-Aviv Stock Exchange.

In September 2008, we acquired an additional 25% of the shares of Bee Group for the aggregate consideration of NIS 35.4 million, or $9.8 million (at that time), increasing our holdings in Bee Group to 85%.

In October, 2007, we purchased (through Bee Group) 57.87% of the holdings of Naaman Porcelain (51.5% on a fully diluted basis) in consideration for approximately NIS 101 million or approximately $26.26 million (at that time). In March and May 2009, we purchased (through Bee Group) additional shares of Naaman, in consideration for approximately NIS 7 million, or approximately $1.8 million, following which Bee Group's holdings in Naaman were approximately  66.85% of the outstanding shares.

In October, 2007, we purchased 51% of the holding of Eden Briut Teva Market Ltd. ("Eden Nature") in consideration for approximately NIS 22.5 million or approximately $5.85 million (at that time). In addition, under the agreement, (i) we provided Eden Nature with shareholder loans in the amount of NIS 47 million and (ii) we will provide all guarantees and financing required in connection with Eden Nature’s operations in the future, the repayment of existing shareholder loans in the amount of NIS 4.7 million which has since been repaid, and the payment of a bonus to Eden Nature’s CEO upon the satisfaction of various thresholds which have not yet been satisfied.

In April, 2007, we purchased (through Bee Group) 85.79% of the holdings of Vardinon Textile Ltd. in consideration for approximately NIS 38 million or approximately $9.88 million (at that time).

Dividends

The following table sets forth dividends paid by the Company from January 1, 2007 until the date of this Annual Report:

Date of payment	Amount per share	Total amount(1)
October 7, 2008	NIS 3.46 ($0.99)	NIS 150 million (approximately $42.82 million)
October 8, 2007	NIS 5.07 ($1.27)	NIS 220 million (approximately $55 million)
April 19, 2007	NIS 1.45 ($0.35)	NIS 60 million (approximately $14.7 million)

(1) In accordance with the representative rate of exchange of the NIS to the dollar as of the date of the payment of the dividend.

In addition to the dividends described above, the following dividends were paid by the Company from 2002 to 2006:

Year of payment	Amount per share	Total amount(1)
2006	NIS 2.81 ($0.62)	NIS 110 million (approximately $24.4 million)
2005	NIS 2.29 ($0.51)	NIS 89 million (approximately $20 million)
2004	NIS 6.6 ($1.48)	NIS 253 million (approximately $56.7 million)
2003	NIS 7.71 ($1.72)	NIS 295 million (approximately $66.1 million)
2002	NIS 3.35 ($0.72)	NIS 128 million (approximately $27.3 million)

(1)	In accordance with the representative rate of exchange of the NIS to the dollar as of the date of the payment of the dividend.

Blue Square’s board of directors has resolved that we will not distribute dividends in any quarter if the ratio of our net financial obligations (as defined by S&P-Maalot, an Israeli rating agency) to EBITDA for any quarter exceeds 3.5 until June 30, 2006 or exceeds 3.0 thereafter.  Blue Square’s board of directors also resolved that Blue Square would not distribute dividends in any quarter if the ratio of the unencumbered fixed assets (following depreciation) and investment property as set forth on our financial statements to financial obligations (as defined by S&P-Maalot) for a quarter is below 120%. According to our unaudited financial reports, as of March 31, 2009, the ratio of the Company's financial obligations to EBITDA was 3.6, and the ratio of its unencumbered fixed assets to the financial obligations was 160%.  Thus, the Company is currently limited in its ability to distribute dividends until the ratio of the Company's financial obligations to EBITDA returns to 3.0 or below.

Dividends paid by BSIP from 2004 until the date of this Annual Report:

Date of payment	Amount per share	Total amount(1), (2)
October 8, 2007	NIS 6.1 ($1.52)	NIS 200 million (approximately $50 million)
April 12, 2007	NIS 0.76 ($0.19)	NIS 25 million (approximately $5.9 million)
April 11, 2005	NIS 2.44 ($0.56)	NIS 80 million (approximately $18.6 million)(3)
May 30, 2004	NIS 12.21 ($2.68)	NIS 400 million (approximately $87.8 million)

(1)	In accordance with the representative rate of exchange of the NIS to the dollar as of the date of the payment of the dividend.

(2)	Blue Square's share in the distribution of the dividends was approximately 80%.

(3)
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

Dividends paid by BSRE until the date of this Annual Report:

In August 2006, the board of directors of BSRE adopted a policy that BSRE will distribute dividends in each of years 2006 to 2008 in the amount of no less than 25% of the net profits of BSRE in such year. In November 2008, BSRE's board of directors approved a decision to extend this policy for the years 2009 and 2010.  Such distributions are subject to the “profit test” under the Israeli Companies Law at the relevant dates and to other decisions of BSRE board of directors, including decisions designating a different use of BSRE's profits and/or a change in the BSRE dividend policy.

Date of payment	Amount per share	Total amount(1) (2)
April 20, 2009	NIS 1.35 ($0.32)	NIS 16.8 million (approximately $4.0 million)
April 28, 2008	NIS 1.58 ($0.46)	NIS 19.7 million (approximately $5.7 million)
April 12, 2007	NIS 0.78 ($0.19)	NIS 9.7 million (approximately $2.3 million)

(1)	In accordance with the representative rate of exchange of the NIS to the dollar as of the date of the payment of the dividend.

(2)	Blue Square's share in the distribution of the dividends was approximately 80%.

Short-Term Credit from Banks

The following table sets forth the principal terms of our short-term credit from banks and others:

	December 31
	2007	2008
	NIS in thousands
Short- term credit from banks	53,749	77,988
Current maturities of Long-term loans	117,261	132,913
	171,010	210,901

Long-Term Loans from Banks and other Financial Institutions

The following table sets forth the principal terms of our long-term loans from banks and other financial institutions:

	December 31		Annual
	2007	2008	Interest Rate (1)
	NIS in thousands		%
In Israeli currency:
Linked to the Israeli CPI (2)	189,851	113,880	5.1
Unlinked and bearing a fixed interest rate (3)	48,750	305,456	5.5
Unlinked and bearing a variable interest rate (4)	180,897	131,151	4.6

Total	419,408	552,487

Less - current maturities	117,261	132,913

	302,237	419,574

(1)	Weighted average rate as of December 31, 2008.

(2)	As of December 31, 2008, includes approximately NIS 45 million at a weighted average interest rate of4.3% and the balance of approximately NIS 69 million at a weighted average interest rate of 5.6%.

(3)	As of December 31, 2008, includes NIS 215 million at an interest rate of 4.8% and the balance of approximately NIS 90 million at a weighted average interest rate of 7%.

(4)
 As of December 31, 2008, includes approximately NIS 50 million at a weighted average interest rate of4.7%, approximately NIS 61 million at a weighted average interest rate of 4.8%, and the balance of approximately NIS 22 million at a weighted average interest rate of 4%.

Debentures

The following table summarizes outstanding debentures in 2007 and 2008 of the Company and of our subsidiary, BSRE, of which we owned 78.45% of the shares as of June 15, 2009:

	December 31
	2007	2008
	NIS in thousands
Convertible debentures:
Issued by the Company	77,295	44,267
Issued by BSRE	109,342	112,086
	186,637	156,353

Less - current maturities	-	25,956
	186,637	130,397

Other debentures:
Issued by the Company	185,769	199,585
Issued by BSRE	633,108	786,259
	818,877	985,844

Less - current maturities	69,859	-
	749,018	985,844

In addition, Naaman, our subsidiary through Bee Group, has outstanding convertible debentures, which as of December 31, 2007 and December 31, 2008, had a principal balance of NIS 6.2 million and NIS 171,000, respectively.

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

Blue Square Series A Debentures

The principal of the Series A Debentures is repayable in three equal annual installments on August 5 of each of the years 2012 to 2014, and the interest is payable semiannually.  Notwithstanding the above, under the terms of the Debentures, on August 5 of each of the years 2006, 2008 and 2010, the holders of the Series A Debentures were entitled to early redemption of the principal provided that on each of such dates we do not repay more than one third of the par value of the Series A Debentures outstanding as of that date.  No Series A Debentures have been redeemed to date.

Blue Square Series B Debentures

The principal of the Series B Debentures is repayable in three equal annual installments on August 5 of each of the years 2007, 2009 and 2011, and the interest is payable semiannually.  The Series B Debentures are convertible into our ordinary shares at a conversion ratio that is subject to adjustment in the event of distribution of bonus shares and cash dividends and the issuance of rights.  As of June 15, 2009, each NIS 20.095 par value of debentures was convertible to one ordinary share of 1 NIS par value. This conversion ratio is after adjustment for cash dividends distributed from the date of issuance of the Series B Debentures until June 15, 2009. As of June 15, 2009, the remaining principal balance of the Series B Debentures was approximately NIS 33.5 million.

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

In May 2009, S&P-Maalot downgraded the rating of our debentures (Series A and Series B) from "ilAA" to "ilA+/Stable".  According to S&P-Maalot, the downgrade reflects the erosion of our financial position during 2008, as evidenced by our increased debt coverage ratios, high leverage, lower profitability, and the deterioration in our market share throughout the year, which deterioration has been partially mitigated in 2009.  These negative factors are somewhat offset by our strong liquidity, number two position in Israel's retail sector, and diversified activities.  S&P-Maalot's outlook of company is stable and reflects S&P-Maalot's belief that we are taking measures, and will continue to take measures, to stop the erosion of our market share, improve our financial ratios, and avoid massive investments that can negatively affect our financial profile and leverage.

BSRE Debentures

In August  2006, BRSE issued 2,500,000 BRSE ordinary shares of NIS 1 par value each, together with NIS 100,000,000 par value of registered BRSE Series A debentures, which are convertible into BRSE ordinary shares, and NIS 650,000,000 par value of registered BRSE Series B debentures. In September 2008, BSRE completed the issuance of an additional NIS 125 million in principal amount of unsecured non-convertible (Series B) debentures to institutional investors. The terms of these debentures are identical to the terms of the non-convertible (Series B) debentures issued by BSRE in August 2006.

BSRE Series A Debentures

The BSRE Series A debentures are to be redeemed in four equal annual installments on August 31 of each of the years 2013 to 2016. The Series A debentures are linked (principal and interest) to the known Israeli CPI and bear interest at an annual rate of 6.25%, which is payable semiannually.  The Series A debentures are convertible into BSRE ordinary shares from the date that they are first listed for trade on the stock exchange through August 16, 2016, except during the periods from August 17 through August 31 in each of the years 2013 to 2015. The conversion rate is subject to adjustments in the event of distribution of cash dividends.  Until August 31, 2008, the conversion was effected at the rate of NIS 96.83 par value of registered Series A debentures (following adjustments due to distributions of cash dividends) for each ordinary share of NIS 1 par value; since that date and through August 16, 2016, the conversion rate is NIS 281.83 par value of registered Series A debentures (following adjustments due to distributions of cash dividends) for each ordinary share of NIS 1 par value.

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

For additional information on charges pertaining to the collateralized long-term loans, see note 19 to our consolidated financial statements.

On July 27, 2006, S&P-Maalot rated the BSRE debentures (Series A and Series B) at "ilAA-", and on March 20, 2008, S&P-Maalot confirmed this rating.

On September 28, 2008, S&P-Maalot rated the BSRE debentures (Series B), with an increased principal amount of up to NIS 250 million, at "ilAA-/Stable".

On May 27, 2009, following the recent downgrading of the rating of our own debentures (Series A and Series B) to "ilA+/Stable", S&P-Maalot informed BSRE that it had placed BSRE's debentures (Series A and Series B) on "credit watch negative".  S&P-Maalot estimates that there is a significant correlation between the rating of our debentures and the rating of BSRE's debentures due to our significant holdings in BSRE (80% at the time of the S&P-Maalot notice) and due to the fact that we are a major lessee of BSRE's properties (our lease payments to BSRE generated approximately 85% of BSRE's net operating income in 2008). S&P-Maalot informed BSRE that it will examine the effects of the downgrading of the rating of our debentures on BSRE and will publish its conclusions in the next few months.

Commitments for Capital Expenditures

As of December 31, 2008, we had entered into agreements for investments in fixtures, equipment and leasehold improvements in the total amount of approximately NIS 36 million, or $9.4 million.  We intend to finance these investments from cash generated by our operations and from loans from banks or other financial institutions.

C. Research and Development, Patents and Licenses.

Not applicable.

D. Trend Information.

Based on A.C. Nielsen and on data published by the Israeli Central Bureau of Statistics of the retail sales of food, drinks and tobacco in Israel, we estimate that approximately 37% of the total retail sales of food, beverages and tobacco in Israel in 2008 was made by the two large chains and approximately 46% of the estimated retail sales made by supermarkets, groceries and mini-markets in Israel in 2008 was made by the two large chains - a percentage that is considerably lower than the estimated market shares prevailing in Europe and the United States.

Accordingly, we believe that there is an opportunity for us to grow correspondingly with the general growth of the supermarket sector in Israel.  In addition, we believe that we have an opportunity to grow in locations where we do not have a strong presence and in particular in the northern part of the country and in the Jerusalem area.

The food retailing industry has been subject to increased competition in recent years.  Since the 2005 merger between Shufersal and ClubMarket, another major chain, we have faced a larger competitor, many of whose stores are characterized by the every day sale of products at low prices. Based on A.C. Nielsen, we estimate that Shufersal's market share was approximately 36.9% of the bar-coded market in Israel in 2008, as opposed to our own approximately 21.4% share of the bar-coded market in 2008.

In addition, as a result of consumers’ focus on the price of products, in recent years we and our competitors have established or expanded low-price and hard discount store formats. In 2008, very low-priced smaller supermarket chains continued to increase their market share and expand their presence in selected areas in Israel, often geographically beyond their original location.  The increased competition has led to increased downward pressure on prices.

  We expect the economic slowdown in Israel to adversely affect our financial performance, among other things, by reducing our sales and our profitability.  In addition, the current global economic crisis and the resulting slowdown in the Israeli economy has impacted the food retail market by affecting the buying patterns of our customers, as more customers are shifting their purchases to low-price and hard discount stores, which have a lower profit margin.  In response to these trends, in August 2007, we launched our Mega In Town store format to offer discount prices in neighborhood stores.  In addition, in December 2008 we launched our Mega Bool heavy discount store format as well as our "Mega" line of private label goods that are sold in our "Mega Bool", "Mega In Town" and "Mega" stores. We expect to continue to expand our low-price and hard discount store formats in 2009 in an effort to increase our market share.

In addition, during 2009, we plan on launching a new membership card and have launched a new "You" Mastercard credit card as part of our "You" loyalty club, which is designed to increase consumer traffic and encourage customers to patronage our stores.

In the past few years, we have witnessed a global trend of supermarkets specializing in organic and health products.  In response to this trend, we purchased Eden Nature in October 2007, which operates a leading supermarket chain in Israel offering organic/health products. In 2008, we expanded the Eden Nature chain and it now includes seven stores. We expect the Eden Nature chain to reach ten stores by the end of 2009.

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

In 2008, we opened 10 new stores and closed one store to compete in selective areas in which we did not believe we had sufficient market presence, and we converted one Mega In Town store into Shefa Shuk and six Shefa Shuk stores into Mega In Town stores. We also converted 40 "Mega" and "Shefa Shuk" stores to the new brand “Mega Bool”. In addition, we plan to continue to remodel some of our supermarkets to give them a more “upscale” orientation, offering improved product selection and increased focus on customer service.

In 2009, we plan to open approximately 14 additional supermarkets, totaling approximately 17,000 square meters of store space, in localities whose populations are currently under-served by supermarkets or in localities in which we do not have sufficient market presence. In addition, in 2009, we plan to convert approximately four "Shefa Shuk" supermarkets stores into "Mega Bool" stores. In 2009, until May 31, 2009, we opened six supermarket stores.

In 2009, we are taking action to further increase our market share of “Non-Food” and “Near-Food” products and to offer a wider selection of these products to consumers in our stores with the goal of increasing the portion of our customers’ overall shopping needs that are addressed in our stores. In addition, we intend to continue our expansion into the stand alone Non Food stores market by opening approximately nine additional self-operating stores and seven additional stores operated by franchisees and to capitalize on potential synergies and an internal reorganization in order to improve our operating efficiency.

In 2009, in order to improve our market share, we are looking to further broaden the variety of products offered under our private label and to improve our distribution capabilities by investing in two new distribution centers.

E.      Off-Balance Sheet Arrangements.

None.

F.   Tabular Disclosure of Contractual Obligations.

The following table sets forth certain information concerning our obligations and commitments to make future payments under contracts, such as debt and lease agreements:

	Expected Maturity (NIS in thousands)
	2009	2010	2011	2012	2013	2014 and thereafter	Total

Long term loans from banks (1)	132,913	97,832	79,791	61,295	44,269	58,399	474,499
Debentures issued by the Company (2) (3)	-	73,089	-	48,725	48,726	48,726	219,266
Convertible Debentures issued by the Company (2) (4)	18,311	-	18,311	-	-	-	36,622
Non-Convertible Debentures issued by BSRE (5) (6)	-	-	-	-	204,570	613,710	818,280
Convertible Debentures issued by BSRE (5) (6)	-	-	-	-	26,396	79,189	105,585
Non-cancelable Long term leases	171,055	170,293	151,656	140,542	110,045	286,886	1,030,477
Total contractual cash obligations	322,279	341,214	249,758	250,562	434,006	1,520,916	2,684,729

(1)
The table above does not include payments of interest on our long-term loans because the actual interest payments on most of the loans are dependent on variable parameters, such as changes in the Israeli CPI, or variable interest rates which cannot be predicted at the date of this report. Without taking into account any changes in the Israeli CPI or changes in foreign currency rates and assuming the relevant variable interest rate will remain at its level as it was as of December 31, 2008 (5.3% per annum), interest payments on the long-term loans (in thousands) would be NIS 25,483 in 2009, NIS 18,534 in 2010, NIS 13,598 in 2011, NIS 9,226 in 2012, NIS 5,763 in 2013, and NIS 9,711 in 2014 and beyond.

(2)
These debentures bear interest at an annual rate of 5.9% and are linked (principal and interest) to the Israeli CPI, but in the event the Israeli CPI is less than the base index (index known at date of issuance), the amount of debentures will not be adjusted below the base index. Without taking into account any changes to the Israeli CPI, interest payments on the Non-Convertible Debentures (in thousands) would be NIS 12,941 in 2009, NIS 12,941 in 2010, NIS 8,627 in 2011, NIS 8,627 in 2012, NIS 5,752 in 2013, and NIS 2,876 in 2014 and beyond.  Without taking into account any changes to the Israeli CPI, based on the principal amount of the Convertible Debentures as of December 31, 2008 and assuming no additional conversion of debentures, interest payments on the Convertible Debentures (in thousands) would be NIS 2,165 in 2009, NIS 1,082 in 2010 and NIS 1,082 in 2011.  The table above does not include payments of interest on our debentures because the actual interest payments on these debentures will depend on changes in the Israeli CPI, which cannot be predicted at the time of this report.

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

(5)
The Non-Convertible Debentures and the Convertible Debentures bear interest at an annual rate of 4.7% and  6.25%, respectively, and are linked (principal and interest) to the Israeli CPI, but in the event the Israeli CPI is less than the base index (index known at date of issuance), the amount of debentures will not be adjusted below the base index. Without taking into account any changes to the Israeli CPI, interest payments on the Non-Convertible Debentures (in thousands) would be NIS 38,459 in each of the years 2009 to 2013, NIS 28,844 in 2014, NIS 19,230 in 2015, and NIS 9,641 in 2016.   Without taking into account any changes to the Israeli CPI, based on the principal amount of the Convertible Debentures as of December 31, 2008 and assuming no additional conversion of debentures, interest payments on the Convertible Debentures (in thousands) would be NIS 6,599 in each of the years 2009 to 2013, NIS 4,949 in 2014, NIS 3,300 in 2015, and NIS 1,654 in 2016.  The table above does not include payments of interest on our debentures because the actual interest payments on these debentures will depend on changes in the Israeli CPI, which cannot be predicted at the time of this report.

(6)	The principal is repayable in four equal annual installments on August 31 of each of the years 2013 to 2016.

*	The table above does not include severance payment obligations because the actual severance payments will depend on the dates of payment, which cannot be predicted at the time of this report.

**	The table above does not include a provision for uncertain tax positions in the amount of NIS 3.9 million.

ITEM 6.                    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.              Directors and Senior Management.

The following table lists the name, age and position of the directors and senior management of Blue Square and two officers of our subsidiaries as of May 31, 2009.

Name	Age	Position
David Wiessman (1)	54	Executive Chairman of the Board of Directors
Yitzhak Bader	63	Director
Shlomo Even	52	Director
Diana Bogoslavsky	50	Director
David Alphandary (2) (3)	74	Director
Uzi Baram (1) (2) (3)	72	Director
Avinadav Grinshpon	37	Director
Ron Fainaro	42	Director
Avraham Meiron (2)	70	Director
Zeev Vurembrand	58	President and Chief Executive Officer
Dror Moran	41	Vice President and Chief Financial Officer
Ilan Buchris	57	Vice President for Planning and Maintenance Division
Gershon Wissman	50	Vice President Trade
Elli Levinson Sela	42	General Counsel and Corporate Secretary
Moshe Shatz	61	Head of Human Resources Division
Oren Lahat	61	Head of Real Estate Development Division
Odelia Levanon	46	Head of Information Technology Division
Shay Lifshitz	55	Head of Trade Headquarters
Shai Almog	43	Head of Marketing Division
Eliezer Gayer	52	“Mega” and “Mega In Town” Manager
Rafi Masiach	50	“Mega Bool” and “Shefa Shuk” Manager
Dany Magen	65	Head of Supply Chain Division
Zeév Stein	56	Chief Executive Officer of Blue Square Real Estate Ltd.
Shmuel Enchel	52	Chief Executive Officer of Bee Group

(1) Member of the Compensation Committee.
(2) Member of the Audit Committee.
(3) External directors.

David Wiessman has served as Executive Chairman of our board of directors from November 15, 2005 and as the Vice Chairman of our board of directors from June 2003.  Mr. Wiessman is also the Chairman of the board of directors of BSIP from March 12, 2007 and the Chairman of the board of directors of BSRE from December 21, 2005.  In addition, Mr. Wiessman is currently the President and Chief Executive Officer of Alon Israel Oil Company Ltd. and President and Joint Executive Chairman of Dor Alon Energy In Israel (1988) Ltd., Chief Executive Officer of Bielsol Investments (1987) Ltd., Chairman of the board of directors of Alon Retail, Executive Chairman of Alon U.S.A. Energy, Inc., Director of Rosebud Real Estate Ltd., and holds director and/or officer positions in other companies affiliated with the foregoing Alon entities, both in Israel and the United States. In addition, Mr. Wiessman also serves as a director in other companies not affiliated with Alon Israel Oil Company Ltd., or with Alon USA Inc. Mr. Wiessman is a member of the Compensation Committee of Blue Square.

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

Uzi Baram has served as our external director since March 2006. He served as a member of Israel’s parliament, the Knesset, from 1977 to 2001. He served as the Minister of Tourism of Israel from 1992 to 1996, and from February 1993 to August 1995 he served as the Minister of Interior Affairs of Israel. He currently serves as a director of Master Plan, a company for strategic communication consulting, and of Bank Otsar Ha-Hayal. Mr. Baram holds a degree in Political Sciences and Sociology from the Hebrew University in Jerusalem. Mr. Baram is a member of the Audit Committee and the Compensation Committee of Blue Square.

Avinadav Grinshpon has served as our director since January 2008. Mr. Grinshpon currently serves as Chief Executive Officer of Memorand Management (1998) Ltd. and several other companies controlled by Lev Levayev (the controlling shareholder of Africa Israel Group), as the Vice Chairman of the Board of Directors of Africa Israel Group and as well as director in several companies in the Africa Israel Group, which holds a controlling interest in Blue Square, through its holdings in Alon Israel Oil Company Ltd. Prior to that he served as Chief Financial Officer of Memorand Management (1998) Ltd.  Mr. Grinshpon is a CPA, and holds a B.A. degree in Business Administration and Accounting from the College of Management.

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

Avraham Meiron has served as our director and member of the audit committee since August 20, 2007. Mr. Meiron is currently an independent advisor and is an external director in Africa Israel Properties Ltd., a director in Discount Mortgage Bank Ltd., a member of the investments committee in Clal Finance group, and a director in A.I. America Israel Investments Ltd. From June 2003 to November 2005 Mr. Meiron served as a director, and until October 2005 as the Vice-President and CFO, of Africa Israel Investments Ltd.  Mr. Meiron also served as a director of Africa Israel’s subsidiaries, including Alon Oil Company group, the controlling shareholder of Blue Square. Mr. Meiron is a CPA and holds a degree in Accounting from the Hebrew University of Jerusalem.

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

Gershon Wissman was appointed as our Vice President of Trade, as of March 2009.  Prior to that, he served as our Head of Trade Division and a member of management, beginning in August 2008. From 2002 to 2005, Mr. Wissman served as the Vice President for Trade and Marketing and a member of management of the ClubMarket Chain. From 1992 to 2002, Mr. Wissman served in various capacities in our Trade Division, including as Manager of the Grocery Product Category and as Manager of Store Formats. Mr. Wissman holds a B.A. in Economics and Business from Haifa University.

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

Eliezer Gayer has served as our "Mega" Manager since March 2009 and as our “Mega In Town” (previously SuperCenter) Manager since September 2005.  From November 2004 to September 2005, Mr. Gayer served as the then “Super Center” Operation Manager in the Company, from 1999 to 2004, he served as a District Manager, from 1995 to 1999 he served as a Regional Manager and from 1989 to 1995, he served as a store Manager.

Rafi Masiach has served as our “Mega Bool” Manager since December 2008 (upon its launch) and as our “Shefa Shuk” Manager since April 2008.  From September 2005 to February 2009, Mr. Masiach served as "Mega" Manager. From November 2004 to September 2005, Mr. Masiach served as a “Mega” Operation Manager, from 1999 to 2004, he served as a District Manager in the Company, from 1996 to 1999, he served as a Regional Manager, and from 1991 to 1996, he served as a store manager.  Mr. Masiach holds a degree in Political Science and International Relations from the Israeli Defense Force College of Command and Headquarters.

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

Shmuel Enchel has served as the Chief Executive Officer of Bee Group since September 2008. From 1995 to 2007, Mr. Enchel served as the Chief Executive Officer of Ten Petroleum Company Ltd.  Between 1994 and 1995, he served as the Chief Executive Officer of Prostiv Ltd.

Termination of Office

Uri Falach served as our Chief Operating Officer and Vice-President for Trade until August  2008.

Arrangements for the Election of Directors

As of June 15, 2009, Alon Retail owned approximately 70.65% of our ordinary shares. So long as Alon Retail continues to own beneficially more than 50% of our outstanding ordinary shares and voting power, it will be able to control the outcome of matters requiring shareholder approval that do not require a special majority, including the election of all Blue Square directors, other than Blue Square's two external directors whose election, under the Israeli companies law, requires that at least one-third of the non-controlling shareholders who participate in the vote, vote for their nomination, or that the total number of shares of non-controlling shareholders voted against their nomination does not exceed one percent of the aggregate voting rights in the company.

B.              Compensation.

The following table sets forth the aggregate compensation we paid or accrued on behalf of all persons who served as Blue Square directors or senior management for services they rendered Blue Square and its subsidiaries, for the year ended December 31, 2008.  The table also includes compensation to individuals who ceased to serve as directors or executive officers during the year.

	Salaries, fees, expenses, directors’ fees, commissions and bonuses	Pension, retirement and similar benefits

All directors, senior management and Acting Chairman as a group	$ 5,480,273 (NIS 20,836,000)	$ 389,268 (NIS 1,480,000)

In addition, we recorded the sum of approximately NIS 4.1 million, or $1.1 million, in 2008 as a compensation cost related to the options granted to our senior management under our share option plan.

From January until April 2008, we agreed to pay to each director (including our external directors) other than the Chairman of the board of directors, the sum of NIS 45,415 per year and a meeting attendance fee of NIS 1,747, which amounts were equivalent to the amounts allowed to be paid to external directors of companies of comparable size under the second and third supplements to the Companies Regulations. Following an amendment to the Companies Regulations, in April 2008, we agreed to pay to each director (including our external directors and expert external directors) other than the Chairman of the board of directors, the sum of NIS 97,500 per year and a meeting attendance fee of NIS 3,660, which amounts are equivalent to the amounts allowed to be paid to external directors of companies of comparable size under the second, third and fourth supplements to the Companies Regulations. The fees referred to above will be adjusted from time to time based on changes to the Israeli Consumer Price Index in the same manner as the fees described in the Regulations are adjusted. The directors would also be entitled to reimbursement of expenses incurred by them in connection with their service as directors.

We also agreed to pay David Wiessman, our Executive Chairman of the board of directors, a monthly payment of NIS 42,497 plus VAT commencing from November 15, 2005, the date Mr. Wiessman became Executive Chairman of the board of directors.  The compensation is linked to changes in Israel’s CPI since November 2005, and is updated every three months. No additional fees would be paid to Mr. Wiessman for attending meetings of the board of directors or any committee of the board of directors. Mr. Wiessman is also entitled to reimbursement of actual expenses (upon submission of receipts) incurred by him in connection with his service as Executive Chairman of the board of directors.  Our audit committee, board of directors and shareholders meeting approved this arrangement.

BSRE paid to its CEO, Mr. Zeev Stein, for the year 2008 a total payment which cost BSRE approximately NIS 1,523,000 (including an annual bonus). Under his employment agreement, Mr. Stein is entitled to a salary and customary fringe benefits, including a car lease and social benefits. In addition, Mr. Stein is entitled to severance compensation in excess of that which is required under law (200% of required severance in the case of dismissal and 175% of required severance in case of voluntary termination by Mr. Stein).

In March 2008, the Company granted 2,200,000 options to executive officers with an exercise price of NIS 39.06 (unlinked) per share, in May 2008, the Company granted 140,000 options to executive officers with an exercise price of NIS 39.06 (unlinked) per share, and in August 2008, the Company granted 100,000 options to managers with an exercise price of NIS 39.06 (unlinked) per share.

The vesting periods for the options are 66.7% at the end of two years from the date of grant and the remaining 33.3% at the end of three years from the date of grant. The options issued to executive officers and managers may be exercised during the six month period from the end of the vesting period, and options not exercised during this period will expire.

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

Pursuant to a recent amendment to the Israeli Companies Law, 1999, one may not be elected and may not serve as a director in a public company if he or she does not have the required qualifications and the ability to dedicate an appropriate amount of time for the performance of his duties as a director in the company, taking into consideration, among other things, the special needs and size of the company. In addition, a public company may convene an annual general meeting of shareholders to elect a director, and may elect such director, only if prior to such shareholders meeting, the nominee declares, among other things, that he possess all of the required qualifications to serve as a director (and lists such qualifications in such declaration) and that he has the ability to dedicate an appropriate amount of time for the performance of his duties as a director of the company. The above requirements do not apply to directors appointed prior to September 29, 2008.

The terms of office of the directors must be approved, under the Israeli Companies Law, by the audit committee, the board of directors and the shareholders meeting.  The appointment and terms of office of all our officers, other than directors and the general manager (Chief Executive Officer), are determined by the general manager, subject to the approval of our board of directors, audit committee and/or compensation committee.

We and our subsidiaries have no service contract with any of our directors that provide for benefits upon termination of their employment as directors.

Substitute Directors

Our Articles of Association provide that any director may appoint another person to serve as a substitute director and may cancel such appointment. The identity of a substitute director requires the approval of the board of directors. Under the Israeli Companies Law, a person who is not himself qualified to be appointed as a director, a person who is already serving as a director or a person who is already serving as a substitute director for another director, may not be appointed as a substitute director. Nevertheless, a director who is already serving as a director may be appointed as a substitute director for a committee of the board of directors so long as (s)he is not already serving as a member of such committee, and if the substitute director is to replace an external director, (s)he is required to qualify as an external director and to have either  “financial and accounting expertise” or “professional expertise”, depending on the qualifications of the external director (s)he is replacing. Otherwise, a substitute director cannot be appointed as an external director.

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

Under the Israeli Companies Law, companies incorporated under the laws of Israel whose shares are either (i) listed for trading on a stock exchange or (ii) have been offered to the public in or outside of Israel, and are held by the public (Public Company) are required to appoint at least two external directors.  The Israeli Companies Law provides that a person may not be appointed as an external director if the person or the person’s relative, partner, employer, someone to whom he is subordinated or any entity under the person’s control, has, as of the date of the person’s appointment to serve as external director, or had, during the two years preceding that date, any affiliation with us, any entity controlling us or any entity controlled by or under common control with us.  The term “affiliation” includes:

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

Under the amendment each Israeli public company is required to determine the minimum number of directors with “accounting and financial expertise” that such company believes is appropriate in light of the company’s size, the scope and complexity of its activities and other factors.  Once a company has made this determination, it must ensure that the necessary appointments to the board are made in accordance with this determination. Our board of directors determined that two directors with “accounting and financial expertise” is appropriate for the Company.  Our board of directors currently has at least two directors with such “accounting and financial expertise”.

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

The initial term of an external director is three years and may be extended for one additional three-year term.  Nevertheless, Regulations under the Israeli Companies Law provide that companies, like Blue Square (whose shares are listed for trading both on the Tel Aviv Stock Exchange and on the New York Stock Exchange), may appoint an external director for additional three-year terms, under certain circumstances and conditions.  External directors may be removed only in a general meeting, by the same percentage of shareholders as is required for their election, or by a court, and in both cases only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to us.  Each committee of our board of directors is required to include at least one external director and our audit committee is required to include all of the external directors.

David Alphandary and Uzi Baram currently serve as Blue Square's external directors.

New York Stock Exchange Requirements

See below “- Audit Committees - New York Stock Exchange Requirements” for a description of the independence requirements for audit committee members under applicable NYSE rules.

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

An audit committee may not approve an action or a transaction with an interested party (including officers) unless at the time of approval the two external directors are serving as members of the audit committee and at least one of whom was present at the meeting in which an approval was granted.

New York Stock Exchange Requirements

Under New York Stock Exchange rules, Blue Square is required to maintain an audit committee consisting only of independent directors.

The independence requirements of Rule 10A-3 of the 1934 Act implement two basic criteria for determining independence: (i) audit committee members are barred from accepting any consulting, advisory or other compensatory fee from the issuer or an affiliate of the issuer, other than in the member's capacity as a member of the board of directors and any board committee, and (ii) audit committee members may not be an "affiliated person" of the issuer or any subsidiary of the issuer apart from his or her capacity as a member of the board and any board committee.

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

For information concerning the direct and indirect personal interests of certain of our office holders and principal shareholders in certain transactions with us, see “Item 7.  Major Shareholders – B. Related Party Transactions.”

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

Following approval by our audit committee and board of directors, on June 12, 2008 our shareholders approved a resolution exempting the Company's directors and officers, including any of the Company's controlling shareholders who serve as directors or officers of the Company, to the fullest extent permitted by law, from liability towards the Company with respect to any damage caused or that will be caused to the Company by its directors and officers as a result of a breach of their duty of care toward the Company or following a bona fide action taken by them in the connection with their position in the Company, including actions taken while serving as directors or officers in another company, in connection with their position in the Company.

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

Our Articles of Association provide that Blue Square may undertake to indemnify an Office Holder for obligations or expenses imposed on him as a result of an act done in his capacity as an Office Holder in Blue Square or as a result of being an Office Holder, in another company in which Blue Square holds shares or has interests, as specified above.

Our Articles of Association further provide that the aggregate amount of indemnification (in addition to any insurance proceeds received) shall not exceed 25% of the shareholders’ equity of the Company, as set forth in the Company’s most recent consolidated financial statements prior to the applicable payment of indemnification.

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

Pursuant to resolutions adopted by our shareholders, we obtained and will continue to hold a directors’ and officers’ liability insurance policy.  Coverage under our policy has been set at $30 million (including our subsidiaries, excluding BSRE). We have purchased directors’ and officers’ liability insurance policy for our directors and officers and those of our subsidiaries, which includes BSIP and its subsidiaries. The insurance policy is for a period beginning on November 30, 2008, and ending on November 30, 2009, for the maximum coverage of $30 million per claim and in the aggregate during the policy period.  Our audit committee, board of directors and shareholders have approved any renewal and/or extension of the insurance policy and the purchase of any other insurance policy, provided that any such renewal, extension or purchase is for the benefit of Blue Square’s previous and/or current and/or future directors and officers and on terms substantially similar to those of the insurance policy and on condition that the premium will not increase by more than 25% in any year, as compared to the previous year.  Our current insurance policies comply with these terms.

BSRE has obtained a separate directors’ and officers’ liability insurance policy with a coverage of $15 million per claim and in the aggregate during the insurance policy term (beginning on December 1, 2008 and ending on November 30, 2009).

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

Under the new indemnification letter, the Company undertook to indemnify its directors and officers for obligations or expenses that may be imposed on them as a result of their actions in their capacity as an office holder in the Company or as a result of  actions in their capacity as an office holder or the holder of any other position in another company in which the Company holds rights or is an interested party therein (unless fulfilling the position in the other company is not in connection with their function in the Company or at its request), as permitted by the Company's Articles of Association.  See above "- Indemnification of Office Holders".

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

Committees

Our board of directors has established a compensation committee and an audit committee. Our compensation committee, which consists of David Wiessman and Uzi Baram, administers issues relating to employee compensation for senior management.  Our audit committee, which consists of David Alphandary, Uzi Baram and Avraham Meiron, examines flaws in our business management and its approval is required to effect specified actions and transactions with interested parties.  The audit committee also assists the board of directors in overseeing the quality and integrity of our accounting, auditing and reporting practices and in the approval of our financial statements. For more information regarding the role of our audit committee see also “Item 6.  Directors, Senior Management and Employees - C. Board Practices - Audit Committees.”

D.           Employees.

As of December 31, 2008, we employed 7,475 employees (including employees of Bee Group and Eden Nature), counting multiple employees sharing a single position as a single employee, including 3,253 temporary employees. 1,054 of our employees were employed in central management and administration and in our logistics center and 6,421 in our stores.

As of December 31, 2007, we employed 7,421 employees, counting multiple employees sharing a single position as a single employee, including 3,181 temporary employees. 1,047 of our employees were employed in central management and administration and in our logistics center and 6,374 in our stores.

As of December 31, 2006, we employed 6,270 employees, counting multiple employees sharing a single position as a single employee, including 3,000 temporary employees. 694 of our employees were employed in central management and administration and in our logistics center and 5,576 in our stores.

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

In 2006, we reached an understanding with the employees’ representative regarding the increase in the number of employees (quota) who will be deemed to be permanent employees (tenure) and shortening of the periods required for promotion. No special written collective bargaining agreement incorporating such understanding has been signed.

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

In 2007, an extension order with respect to a general collective bargaining agreement for pension insurance was signed by the Israeli Ministry of Industry, Trade and Labor which require all employers in Israel to obtain pension insurance for all their employees.

We entered into a special collective bargaining agreement with BSIP, the Histadrut and our employees' union, effective as of April 1, 2009 (which amends a preceding general collective bargaining agreement adopted by the Company in 1996). The agreement provides for a wage increase of 4% (to the base salary only) to employees who have completed or will complete 24 months of employment with us. In addition, in light of the transfer of our retail activities to BSIP, the agreement granted us the option to transfer some or all of our employees to BSIP. In addition, in the event that we transfer any of our employees to BSIP, BSIP will become responsible for the payment of all employee benefits as well as for their rights and seniority that had been accrued in respect of these employees during the term of employment of these employees with our company, to the extent these benefits were recorded on our records.

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

E.              Share Ownership.

As of June 15, 2009, other than indirect ownership through Alon Retail, none of our directors or officers owned more than 1% of our outstanding equity securities.

On January 21, 2008, we adopted a share option plan (the "Plan") for officers and employees of Blue Square and/or its subsidiaries and/or affiliated companies.  The total number of shares reserved for issuance under the Plan is five million shares (including options issuable to Blue Square's Chief Executive Officer, Mr. Zeev Vurembrand), subject to adjustments.  The exercise price of each option will be at the fair market value per share on the date of grant, and all exercises of options under the plan are to be on a cashless basis.   Therefore, the actual number of shares to be issued under the Plan will be less than five million.  As of the date of this Annual Report, an aggregate of 2,420,500 options granted to employees under the Plan were outstanding, with an exercise price of NIS 34.42 per share (adjusted for 50% of the dividends paid), and 2,040,000 options granted to executive officers and managers under the Plan were outstanding with an exercise price of NIS 37.33 per share (adjusted for 50% of the dividends paid).

  The vesting periods for the options granted are 66.7% at the end of two years from the date of grant and the remaining 33.3% at the end of three years from the date of grant. The options issued to executive officers and managers may be exercised during the six month period from the end of the vesting period, and options not exercised during this period will expire.  The options issued to employees may be exercised during the 30 days from the end of the vesting period, and options not exercised during this period will expire.

The Plan expires three years from the date of first grant of options under the Plan, which was on March 24, 2008.  Unless otherwise decided by the Company's Board of Directors or a committee thereof, options granted under the Plan will vest and be exercisable pursuant to the time schedule set out below on condition that the option holder will be employed by the Company, a Company subsidiary or a company controlled by the Company on the date of issuance and on the applicable vesting date. Unless otherwise prescribed by the Company Board of Directors or a committee thereof: two-thirds of the options will be exercisable at the expiration of two years from the date of grant, and one-third of the options will be exercisable at the expiration of the third year after date of grant.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            Major Shareholders.

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of May 31, 2009, by each person or entity known to own beneficially 5% or more of our outstanding ordinary shares based on information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission.  Our major shareholders do not have voting rights different from the voting rights of our other shareholders.

Name	Number of Ordinary Shares Beneficially Owned		Percentage of Outstanding Ordinary Shares(1)
Alon Retail	30,640,803	(2)	70.65%
Clal Insurance Enterprises Holdings Ltd.	3,717,225	(3)	8.57%
Menorah Mivtachim Holdings Ltd.	3,199,388	(4)	7.38%
______________

(1)	The percentage of outstanding ordinary shares is based on 43,372,819 ordinary shares outstanding as of May 31, 2009.

(2)
Alon Retail Ltd. is a wholly owned subsidiary of Nissan Alon Retail Holdings Ltd., which is a wholly owned subsidiary of the Nissan Dor Chains Ltd., which is a wholly owned subsidiary of Dor Food Chains Holdings Ltd., a wholly owned subsidiary of Alon-Israel Oil Company Ltd. (“Alon”). To the Company’s best knowledge, Alon is owned approximately 34.65% by nine collective acquisition entities of kibbutzim in Israel, approximately 26.14% by Africa Israel Trade and Agencies Ltd., a subsidiary of Africa Israel Investments Ltd., a public company traded on the Tel Aviv Stock Exchange, and approximately 39.21% are held together by Bielsol Investments (1987) Ltd. and Mr. David Wiessman. To the Company’s best knowledge, Mr. Lev Leveiv is the controlling shareholder of Africa Israel. To the Company’s best knowledge, Bielsol Investments (1987) Ltd. is controlled by David Wiessman and the family of Advocate Biran.

(3)
Includes shares held by Clal Finance Ltd., through its wholly owned subsidiaries. Excludes  12,975 ordinary shares, all of which are held for members of the public through, among others, provident funds and mutual funds, which are managed by companies controlled by Epsilon Investment House Ltd., an indirect subsidiary of IDB Development, Clal Finance Ltd. is a majority owned subsidiary of Clal Insurance Enterprises Holdings Ltd. ("Clal").  Clal is a majority owned subsidiary of IDB Development Corporation Ltd., (" IDB Development") an Israeli corporation, which is a subsidiary of IDB Holding Corporation Ltd. ("IDB Holdings"), an Israeli public corporation.  Mr. Nochi Dankner, Mrs. Shelly Bergman, Mrs. Ruth Manor , Izhak Manor, Mr. Avraham Livnat and Mr. Zur Davush may, by reason of their interests in, and relationships among them with respect to, IDB Holdings, be deemed beneficial owner of and to share the power to vote and dispose of, the Clal shares owned beneficially by Clal.

(4)
Includes shares held by Menora Mivtachim Insurance Ltd., Menora Mivtachim Finance Ltd., Menora Mivtachim Pensions Ltd., Menora Mivtachim Gemel Ltd., and Menora Mivtachim Mutual Funds Ltd. To the Company’s best knowledge, Menora Mivtachim Holdings Ltd. ("Menora Holdings") is an Israeli public company. Approximately 61.9% of Menora Holdings outstanding shares are held directly and indirectly by Menachem Gurevitch and the remaining of the outstanding shares are held by the public. Menora Mivtachim Insurance Ltd. and Menora Mivtachim Finance Ltd. are wholly owned subsidiaries of Menora Holdings. Menora Mivtachim Pensions Ltd. is a wholly owned subsidiary of Menora Mivtachim Insurance Ltd. Menora Mivtachim Gemel Ltd. and Menora Mivtachim Mutual Funds Ltd. are wholly owned subsidiaries of Menora Mivtachim Finance Ltd.

The shares reported as beneficially owned by Menora Holdings, Menora Insurance, Menora finance, Mivtachim Pension, Menora Gemel and Menora Mutual Funds are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies which are managed by Menora Insurance, Menora finance, Mivtachim Pension, Menora Gemel and Menora Mutual Funds, all of which are subsidiaries of Menora Holdings, each of which operates under independent management and makes independent voting and investment decisions.

As of May 31, 2009, Blue Square had approximately 33 shareholders of record with a United States address. As of May 31, 2009, these United States record holders held approximately 801,976 ordinary shares in the form of ADSs, representing approximately 1.8% of our then outstanding share capital.

Alon Retail (formerly Bronfman-Alon) acquired a 78.1% interest in Blue Square from the Co-Op in June 2003.  As of May 31, 2009, Alon Retail Ltd., owned approximately 70.65% of Blue Square’s ordinary shares.

B.           Related Party Transactions.

Procurement Agreement with Dor Alon Stations

Dor Alon Service Station Operation Ltd., a subsidiary of Dor-Alon Energy In Israel (1988) Ltd., which is controlled by Alon Israel Oil Company Ltd.) (hereinafter: “Dor-Alon Stations”), operates convenience stores in fuel service stations and also in a number of cities in Israel that sell various food and “Non-Food” products.  Under the terms of the agreement between us and Dor Alon Stations, we agreed to procure products that will be supplied to the convenience stores, either directly from suppliers or from our distribution center.  In consideration of the procurement of products, Dor Alon Stations has agreed to pay us (i) for products sent directly from suppliers, an amount equal to the cost of such products to us as determined under the Procurement Agreement plus 2%, and (ii) for products sent from our distribution center, an amount equal to the cost of such products to us as determined under Procurement Agreement plus 2.75%, in each case plus VAT.  The cost of the products to us will be audited by our independent public accountants.  In the event that our revenues generated from the Procurement Agreement minus related expenses from the sale of products to Dor Alon Stations is less than NIS 1 million linked to the Israeli consumer price index in any year without VAT, Dor Alon Stations will pay us additional amounts in order that our income from such year will reach such NIS 1 million amount.  To secure Dor Alon Station’s payment and other obligations to us under the Procurement Agreement, Dor Alon agreed to provide us with a floating lien or pledge, unlimited in amount, on all inventory in the convenience stores, subject to any legal prevention, and Dor Alon Energy In Israel (1988) Ltd. and Alon Israel Oil Company Ltd, the controlling shareholders of Dor Alon Stations, will guarantee all obligations of Dor Alon Stations under the agreement.

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

Transactions with Dor Alon in Connection with Establishment of a Joint Loyalty Plan

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

See “Item 4. Information on The Company - B. Business Overview - Marketing”.

In April 28, 2009 we entered into a supplement to the above agreements.  Under the supplement to the agreements, the parties agreed that commencing April 15, 2009, in addition to the "You" Diners Club credit card, a "You" Mastercard credit card which will also be issued by CAL. Under this agreement, CAL will provide operational and managing services in exchange to the same consideration as were determined in the original agreement with respect to the "You" Diners Club credit card.   The parties agreed that for purposes of sharing with CAL the net income of Diners Israel, the termination rights of the parties under the agreement and otherwise, the activities of the "You" Mastercard credit card will be treated in the same manner as the "You" Diners card.

Arrangements between Blue Square and various subsidiaries

Arrangements with Bee Group

On December 31, 2008, we invested approximately NIS 25 million ("Investment Amount") in the Bee Group for a total of 7,058 Bee Group's Redeemable Preferred Shares in a purchase price of  NIS 3,542.36 per share. The Redeemable Preferred Shares have a priority for any dividends or other distribution made by the Bee Group to its shareholders (the "Dividend Preference") of up to the Investment Amount to be increased annually by an amount equal to 7.5% of the Investment Amount minus dividends paid to us on account of our Redeemable Preferred Shares. Upon payment of the Dividend Preference, the Redeemable Preferred Shares will automatically convert into Deferred Shares, which will have no rights.  Prior to conversion into Deferred Shares, subject to necessary corporate approvals of the Bee Group, we have the right to convert our Redeemable Preferred Shares into ordinary shares of the Bee Group on a one-for-one basis.  In the event of an initial public offering of the Bee Group, subject to approval of the directors and shareholders of the Bee Group, we have the right to redeem our Redeemable Preferred Shares for an amount equal to Investment Amount minus dividends paid to us on account of our Redeemable Preferred Shares.

Arrangements among Blue Square, BSIP and Hyper Hyper

Below is a description of agreements entered into between us, BSIP and Hyper Hyper.  As of November 3, 2008, we are the sole shareholder of BSIP (and indirectly, of Hyper Hyper).

On October 11, 2005, we entered into a general services framework and expenses allotment agreement with BSIP and Hyper Hyper (the “Agreement”). The Agreement was for an initial term of five years and under its terms was to automatically extend for three additional five-year terms unless terminated by one of the parties not less than six months prior to the end of the term or the extension, as the case may be (other than for lease of property arrangements, as described below).  The following services and arrangement were provided under the Agreement:

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

Leasing of Property by the Company. The real property that the Company leased to BSIP and/or to Hyper Hyper has been transferred, and the related lease agreements have been assigned, to BSRE.  See “Item 4. Information on the Company - B. Business Overview – Our Real Estate.” and “Item 7.– B. Related Party Transactions –Arrangements between Blue Square, BSIP and Hyper Hyper and Arrangements between Blue Square and BSRE”

Leasing of Property to the Company. For real property that BSIP and Hyper Hyper lease and/or may lease to the Company, the existing arrangement among the Company, BSIP and/or Hyper Hyper was renewed and extended in accordance with the following terms and conditions:

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

Service and Management Agreements

Blue Square acts as the exclusive purchaser for Hyper Hyper, purchasing supermarket goods for which no mark-up is charged to Hyper Hyper.  In addition, Blue Square provides Hyper Hyper with storage, distribution, logistics and maintenance services, for which these companies generally pay their proportionate share of expenses.  Under a management agreement, Blue Square provides Hyper Hyper and its subsidiaries with administrative, management and site selection services for which Hyper Hyper pays a fee calculated based on its net sales, up to 2% of net sales.  The fee is subject to modification every three years pursuant to a review by an external and independent examiner.  The fee commencing from January 2002 was 1.95% of Hyper Hyper’s sales.  During 2005 and pursuant to a review by an examiner, the fee rate was changed to 1.96%, and amounted to approximately NIS 81.6 million in 2008.

Blue Square provides certain services to BSIP pursuant to a management agreement in consideration for annual management fees of NIS 100,000 linked to the March 1996 CPI.

Agreements to Identify Store Locations

Until the end of 2008, Blue Square and Hyper Hyper had an agreement according to which Blue Square identified facilities suitable for the Hyper Hyper stores.  In the event Hyper Hyper elected not to use, acquire or lease such facilities, Blue Square could have elected to do so. Hyper Hyper had rights to acquire or lease facilities of approximately 1,500 square meters or more with approximately 80 parking spaces, and Blue Square had the same rights in connection with all other facilities.

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

Inter-Company Accounts

We, BSIP and Hyper Hyper agreed to maintain inter-company accounts for day-to-day operations which bears interest at a rate equivalent to that charged by banks on short-term loans, provided that the rate is not lower than the monthly increase in the CPI.  The average rate was 4.3% in 2008, 4.6% in 2007 and 6.1% in 2006.

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

Arrangements between Blue Square and BSRE

Pursuant to the Transfer Agreement and Split Agreement entered into by the Company and BSRE, as described in “Item 4. Information on The Company - B. Business Overview - Real Estate”, Blue Square transferred assets with a total book value as of December 31, 2005 of approximately NIS 1.1 billion and liabilities with a total book value as of December 31, 2005 of approximately NIS 759.3 million.  In consideration, BSRE issued to the Company 22,642 ordinary shares.

On May 4, 2006, the Israeli Tax Authority approved our application for a ruling stating that the transfer would receive favorable tax treatment under the provisions of Sections 104A and 105A(2) to the Income Tax Ordinance, subject to certain conditions, as described in " Item 4. Information on The Company - B. Business Overview - Tax Authority Approval".

In addition, in connection with the transfer of Company real estate assets to BSRE, and in addition to the agreements between the Company and BSRE, the Company and BSRE also entered into the following agreements:

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

On January 1, 2009, as part of the reorganization of the Company's supermarket retail activities, the Company transferred all of its supermarket retail activities to BSIP and assigned all of its rights and obligations under this agreement to BSIP.

Upon the transfer by BSIP of the real estate that it holds to BSRE, the lease agreement will be extended to a term of up to ten years commencing on the date of transfer of the real estate. In addition, at the end of the term there will be an option to extend for an additional term of five years under the same terms.  See "Item 4.  Information on the Company – D.  Our Real Estate".

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

Upon the transfer by BSIP of the real estate that it holds to BSRE, the lease agreement will be extended to a term of up to ten years commencing on the date of transfer of the real estate. In addition, at the end of the term there will be an option to extend for an additional term of five years under the same terms.  See "Item 4.  Information on the Company – D.  Our Real Estate".

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

At BSRE's request to clarify the implementation of lease agreements dated June 23, 2006 and August 13, 2006 between BSIP and BSRE, BSIP confirmed that in the event of a sale or lien of any of the transferred assets, the following would apply:

(i)         BSRE would assign to the buyer all of  BSRE's rights and commitments towards BSIP under the lease agreements and the following would apply:

•
BSIP would enter into a separate lease agreement with the buyer of the transferred asset, the terms of which would reflect the terms appear in the BSRE-BSIP lease agreements, with the necessary adjustments.

•
The base rent ascribed to the transferred asset in the separate lease agreement will be in the amount that was determined by BSRE, as recommended by an independent assessor, linked to the CPI from January 1, 2006, plus 9% of the amount invested by BSRE in the transferred asset from January 1, 2006 and thereafter. The rent paid by BSIP to the buyer would be reduced from the lease payment paid by BSIP to BSRE under their lease agreement.

(ii)        The rent paid for the transferred asset would be reduced (commencing from the day of initial payment to the buyer) from the rent paid by BSIP to BSRE for all leased properties by BSIP prior to any of sale or lien of assets in a manner that as a result of any sale or lien of an asset, there would be no change in the amount of the rent paid by BSIP for all assets leased to BSIP.

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

The consideration was based on an estimate of the Company total costs for these services attributable to BSRE.  The consideration is linked to changes to the Israeli CPI (since December 2005).  Commencing from 2007, the consideration is increased each year by an amount equal to 0.2% of the difference between (x) the cost of BSRE assets (prior to depreciation and amortization) ("BSRE Asset Cost") at the end of the preceding year and (y) the BSRE Asset Cost as of December 31, 2005, linked to changes to the Israeli CPI plus VAT. In 2008, in consideration for the foregoing services, BSRE paid the Company an annual amount of NIS 2.7 million.

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

Deposit of Cash Balances Agreement

Pursuant to the agreement entered in August 2006, BSRE may, with the Company's consent from time to time, deposit funds with the Company and receive in return funds in an ON CALL terms (on an on-demand basis). The amount of funds lent from each party to the other party may not exceed NIS 200 million at any time. Under the agreement no collateral is granted in exchange for the deposited funds. The interest paid by each party for funds received according to this arrangement will be at a rate equivalent to the rate that the Company is charged by banks in such month for ON CALL credit (short-term loans) on a monthly weighted average basis. The term of the agreement was two years from its approval by the shareholders of BSRE (February 28, 2007), and may be terminated by either party upon seven days' prior notice. On January 8, 2009 BSRE's audit committee and board of directors approved an extension of the agreement for an additional two years until February 27, 2011.

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

Arrangements between BSIP and BSRE

In connection with the reorganization of the Company's real estate activities, the Company's wholly-owned subsidiary, BSIP, would transfer all of the real estate property (and related leases) held by it and its subsidiaries to BSRE (the "Proposed Real Estate Transfer").  As of January, 2009, BSIP had received the necessary corporate approvals for the Proposed Real Estate Transfer, and the Proposed Real Estate Transfer has been approved by BSRE's audit committee, board of directors and shareholders.  However, as a result of ongoing discussions between BSIP and BSRE and the Israeli Tax Authority regarding the structure of the real estate reorganization, BSRE's board of directors may amend the terms of the transaction until August 19, 2009, and such amendment will be subject to BSRE shareholder approval, if it is material.  If BSRE's board of directors does not amend the terms of the transaction by August 19, 2009, or if the amended terms of the transaction are not approved by BSRE's shareholders, then the transaction will be effected according to the original terms of the transaction.

According to the Proposed Real Estate Transfer, BSRE will purchase from BSIP 17 of the Company's supermarket stores, 50% of a commercial center in Be'er Sheva that is leased to third parties, the Company's distribution and logistics center and warehouses and an office building used by the Company, which includes one supermarket store.  The sale of BSIP's real estate property (and related leases) to BSRE would be for (a) an aggregate consideration of approximately NIS 464 million, in cash, based on an appraisal by an independent appraiser, (b) an amount equal to the balance of the shareholder's loan which BSIP granted to certain of its subsidiaries as of the date of the closing of the transaction (as of February, 2009, this amounted to approximately NIS 2.0 million), and (c) certain fees.  All of BSIP's rights in connection with such shareholder's loan would be assigned to BSRE.

BSRE agreed to obtain financing by a financial institution to the extent necessary to complete the transaction.  BSRE plans to finance approximately 50% of the consideration from its existing sources and 50% by a financial institution. BSRE is currently engaged in negotiations with a bank to obtain financing for this transaction. In the event BSRE does not obtain the required financing prior to closing of the transaction, BSRE will be entitled to postpone payment of up to NIS 200 million of the consideration until April 1, 2010, during which time this amount will bear interest at 7% per annum and be linked to the Israeli consumer price index.

BSRE would purchase the real estate from BSIP "as is" at the date of the closing, with no representations or warranties made by BSIP, other than limited exceptions.  In addition, BSIP agreed to obtain any third party consents, to the extent necessary in order to complete the transaction.

BSIP agreed to pay any tax or levy in connection with the sale of the properties, and BSRE agreed to pay the purchase tax and any other tax or levy in connection with the purchase of the properties.  However, if the purchase tax is above 0.5% of the purchase price, then BSRE and BSIP agreed to each pay half of the purchase tax in excess of 0.5%.  In any event, the portion paid by BSRE will not exceed NIS 14 million.

In addition, in connection with the transfer of BSIP's real estate assets to BSRE, BSIP and BSRE also entered into the following agreements, subject to the completion of the Proposed Real Estate Transfer:

Agreements with Respect to Properties Operated by BSIP.

As part of the Proposed Real Estate Transfer, all of the real estate property used by BSIP prior to the Proposed Real Estate Transfer would be leased back by BSRE to BSIP for BSIP's retail activities under terms similar to existing lease agreements between BSRE and BSIP and existing lease agreements between BSRE and Blue Square that were previously transferred to BSIP.

Pursuant to the agreement, BSIP would lease from BSRE 16 supermarket stores, the Company's distribution and logistics center and warehouses in Rishon Le' tzion and an office building used by the Company, which includes one supermarket store (the "Properties"). BSIP would lease the Properties for an initial period (the "Initial Lease Period") of at least 10 years beginning from the closing date of the Proposed Real Estate Transfer (the "Closing Date"). The agreement would automatically be extended for an additional five-year term unless terminated by written notice, by BSIP, no less than 24 months prior to the end of the Initial Lease Period. The annual rent for the Initial Lease Period of the supermarkets will be equal to the higher of 2% of the annual turnover of that store or 9% of the amount invested in that store by BSRE (as calculated in accordance with the agreement) (the "Amount of the Investment"), which amount will be linked to changes in Israel’s consumer price index.  The annual rent during the Initial Lease Period for assets that are not used for supermarkets will be 9% of the amount invested in the property by BSRE which amount will be linked to changes in Israel’s consumer price index.

The agreement provides for these additional provisions:

•
Upon 12 months' notice, at the time of the extension of the agreement, BSIP may reduce the number of the Properties subject to the agreement, provided that the rental payments for such properties (according to the average rental payments for the two years preceding the extension date) does not exceed 15% of the total rent payments for all leased properties.

•
Upon 12 months' notice, BSIP may terminate the lease of some of the leased properties prior to the end of the Initial Lease Period, provided that the aggregate area of such properties does not exceed 5% of the total area of the properties that were leased to BSIP as of the beginning of the Initial Lease Period. However, in any event, such right of termination does not include the right to terminate the lease agreement of the distribution and logistics center and warehouses in Rishon Le' tzion.

•
Upon 12 months' prior notice, BSRE may shorten or temporarily suspend the lease of certain Properties (specified in the agreement) to the extent required to develop or build on the land on which such Properties are located, or to the extent required to sell the land on which such Properties are located.  Such right to shorten or temporarily suspend the lease of such Properties is subject to the condition that, as of the date on which BSIP must vacate the premises, BSRE must have obtained a building permit for such development or building and/or BSRE must have signed an agreement to sell such property, as the case may be.

•
Upon 12 months' prior notice, BSRE may shorten or temporarily suspend the lease of any four Properties (three during the Initial Lease Period and one during the extension term) to the extent required to develop or build on the land on which such Properties are located, subject to the conditions that (i) as of the date on which BSIP must vacate the premises, BSRE must have obtained a building permit for such development or building, and that (ii) BSRE must bear the costs of vacating the premises and provide a substitute store, at the same location, with similar characteristics at its own expense within 24 months of BSIP vacating the premises.

•
BSIP will be entitled to sub-lease any of the Properties, subject to the condition that BSIP will remain liable for the fulfillment of all the provisions of the agreement, jointly and severally with the substitute tenant.

•
BSRE is entitled, to add building areas on each of the Properties to the extent permitted by the town planning schemes which apply and/or may apply in the future.  In the event that, pursuant to this provision, BSRE plans to add building areas on the property on which the Company's distribution and logistics center in Rishon L'tzion is located, such additional building is subject to the prior consent of BSIP.  In addition, in the event that BSRE adds buildings to the property on which the Company's offices in Rosh Ha'ayin are located, then, upon six months' notice from the date on which it receives notice from BSRE about BSRE's intention to build on such property, BSIP may notify BSRE of BSIP's intention to lease the additional buildings under the same terms as the existing lease agreement, with the ten year term beginning on the date on which the new buildings are transferred to BSIP's possession.

•	BSIP is solely responsible for obtaining any permits or licenses required under law to operate the Properties.

•
Unless otherwise agreed by the parties, the lease agreement will be a "net lease" such that BSIP shall bear any and all payments and costs that arise in connection with the possession and use of the Properties during the lease period.

•
In the event that BSIP will request to erect and operate small gas stations on certain of the Properties, and BSRE will agree to such request, BSRE will bear the costs of erecting the station, apart from equipment, as shall be agreed by the parties. The costs of erecting the station will be added to the Amount of the Investment for the purposed of determining the annual rent for the Properties, but the income from the sale of gas from such station will not be considered store turnover for purposes of calculating the annual rent.

•
The lease agreement is subject to the following conditions (the "Conditions to the Lease Agreement"): (i) BSIP must obtain the necessary corporate approvals for completion of the transaction, (ii) BSRE must obtain the approval of its audit committee, board of directors, and shareholders, and (iii) the completion of the Proposed Real Estate Transfer.  In the event that the Conditions to the Lease Agreement are not met within six months from the date on which the lease agreement is signed, the lease agreement will become void. However, the board of directors of each of BSRE and BSIP has the right to extend this period by 60 days (each extension) up to a total period of 12 months from date on which the lease agreement is signed.

As of January, 2009, BSIP had received the necessary corporate approvals for the Proposed Real Estate Transfer, and the Proposed Real Estate Transfer has been approved by BSRE's audit committee, board of directors and shareholders.  However, as a result of ongoing discussions between BSIP and BSRE and the Israeli Tax Authority regarding the structure of the real estate reorganization, BSRE's board of directors may amend the terms of the transaction, subject to shareholder approval, until August 19, 2009.  See "“Item 7.– B. Related Party Transactions - “Arrangements between BSIP and BSRE”".

C.	Interests of Experts and Counsel.

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information.

The financial statements required by this item are found at the end of this Annual Report, beginning on page F-1.

Board Resolution on Dividend Distributions

Blue Square’s board of directors has resolved that Blue Square will not distribute dividends in any quarter if the ratio of Blue Square’s net financial obligations (as defined by S&P-Maalot) to EBITDA for any quarter exceeds 3.5 until June 30, 2006 or exceeds 3.0 thereafter.  The board of directors also decided that Blue Square would not distribute dividends in any quarter if the ratio of the unencumbered fixed assets (following depreciation) and investment property as set forth on our financial statements to financial obligations (as defined by S&P-Maalot) for any quarter is below 120%.  These board of directors resolutions are not the dividend policy of Blue Square and they may be amended at any time by our board of directors.  According to our unaudited financial reports, as of March 31, 2009, the ratio of the Company's financial obligations to EBITDA was 3.6, and the ratio of its unencumbered fixed assets to the financial obligations was 160%.  Thus, the Company is currently limited in its ability to distribute dividends until the ratio of the Company's financial obligations to EBITDA returns to 3.0 or below.

Legal Proceedings

We are subject to legal proceedings in connection with recognition of finance expenses.

 In 2005, the Income Tax Authority issued to the Company tax assessment orders for the years 1999-2001 alleging that certain finance expenses in the amount of approximately NIS 17 million are not to be recognized for tax purposes on the basis that such expenses were associated with loans incurred for the purpose of distributing a dividend. In 2005, the Company filed an appeal with the District Court contesting these assessments.  In January 2009, the appeal was accepted with the consent of all parties.

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

In July 2007, the Israeli Tax Authority issued to the Company Value Added Tax assessment for the years 2001- 2006 in the amounts of approximately NIS 22 million in connection with the subject matter of the foregoing deduction assessments. The Israeli Tax Authority did not accept most of the Company's position, although it agreed to deduct the total amount to approximately NIS 16.3 million. On February 2009, the Company filed an appeal with the District Court, which as of the date of this Annual Report is still pending. In the opinion of the Company and its advisors, the provisions included in the Company financial statements are sufficient to cover the potential liabilities.

Dispute with Former Chairman of the Board of Directors

The Co-Op, our former controlling shareholder, submitted a monetary claim against one of our former acting chairman of the board of directors of Blue Square, Mr. Benny Gaon, in respect of the benefit he derived in connection with the grant of options for shares of Blue Square.  Mr. Gaon approached Blue Square with a demand for receipt of indemnification, as a former officer, in connection with the above claim in the event that he is required to repay any amounts.  The audit committee of the board of directors of Blue Square decided to reject the demand for indemnification.  No provision was included in the financial statements in connection with the said demand. Mr. Gaon passed away in 2008.  In April 2009, following Mr. Gaon's passing, the plaintiff applied to the court to dismiss the claim, and the court dismissed the claim.

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

We are subject to legal proceedings in connection with business licenses

As of the date of this Annual Report, 30 of our supermarket stores and five of our Eden Nature stores have no valid business permits/license.  In 2007, we and some of our directors and managers were indicted in connection with business licenses and planning and building regarding some of our supermarkets stores. As of the date of this Annual Report, there are provisional closure orders pending against four of our supermarket stores. We are working towards obtaining the required permits and at the same time delaying the effectiveness of the provisional orders until such required permits are obtained.  We estimate that neither the temporary lack of permits nor the provisional closure orders will have material adverse effect on our operation.

  We may be subject to a class action in connection with the Consumer Protection Law, 1981

In February 2008 a claim was filed against Blue Square and other defendants, including companies involved in the marketing of eggs and other food marketing chains. The plaintiffs have requested to certify the claim as a class action.  The claim alleged that the defendants market and/or display for purchase eggs that are classified as "Super Fresh Eggs" which are not subject to Israeli regulatory price controls, and are thus minimizing the shelf space and/or display of eggs that are subject to regulatory price controls.  According to the claim, the defendants allegedly derive a higher profit margin from the sale of such "Super Fresh Eggs" instead of the regulated eggs.   On August 5, 2008, at the recommendation of the court, the plaintiff applied to the court to dismiss his claim, and the court then dismissed the claim. Furthermore, the court determined that should the plaintiff refile the claim, he would bear the expenses of each defendant in the refilled claim, in the sum of NIS 15.000 plus VAT, interest and linkage.

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

We may be subject to a class action in connection with the Deposit on Drink Containers Law 1999.

During January 2009, the Company was served with a claim and a request for approval as a class action, in which it is being sued regarding the return of a credit note instead of cash, in accordance with the Deposit on Drink Containers Law 1999. The Claim alleges that Blue Square has to return cash returns to customers returning empty reusable bottles according to the law, while in fact instead of returning cash returns, it gives the customers a credit note. The plaintiff's personal claim is estimated at NIS 51.75, and if the claim is approved as a class action, the approximate aggregate claim is estimated by the plaintiff at NIS 5.8 million. The Company denies all allegations, and at this preliminary stage of the proceedings, it is unable to evaluate the likelihood of success in the proceedings, including the likelihood that the claim will be certified as a class action.

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

As of the date of this Annual Repot two indictments were filed against our company and Hyper Hyper regarding violation of the Consumer Protection Law, in connection with discrepancies between the prices appearing on products, and the prices charged by the cash register at the point of sale, way of presenting sales and other benefits and discrepancies in prices as a result of a failure in a certain product's bar code. As of the date of this Annual Report these indictments are still pending in court.

We are involved in various other legal or other proceedings incidental to the ordinary course of our business.  We do not believe that any of these proceedings, individually or in the aggregate, will have a material adverse effect on our business, financial position or operating results.

Independent Accountants

On June 12, 2008, Blue Square shareholders approved the reappointment of Kesselman & Kesselman as our auditors for the year ending December 31, 2008.  Kesselman & Kesselman has no relationship with us or with any affiliate of us, except as auditors. At a shareholder meeting scheduled for July 9, 2009, Blue Square shareholders will vote on the reappointment of Kesselman & Kesselman for the year ending December 31, 2009.

B.	Significant Changes.

Except as otherwise disclosed in this Annual Report, no significant change has occurred since December 31, 2008.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details.

ADSs

The following table sets forth the annual high and low closing prices for Blue Square’s ADSs for the five most recent full financial years as reported by the New York Stock Exchange.

Year	High	Low

2004	$13.1	$9.3
2005	$11.3	$8.5
2006	$14.8	$9.8
2007	$20.0	$11.6
2008	$14.4	$5.6

The following table sets forth the quarterly high and low closing prices for Blue Square’s ADSs for each quarter of the two most recent full financial years and the subsequent quarterly period, as reported by the New York Stock Exchange.

Year	High	Low
2007
First quarter	$16.4	$14.2
Second quarter	$20.0	$15.7
Third quarter	$17.5	$12.3
Fourth quarter	$14.4	$11.6

2008
First quarter	$13.9	$9.8
Second quarter	$14.4	$9.5
Third quarter	$12.5	$9.7
Fourth quarter..	$9.9	$5.6

2009
First quarter	$7.5	$5.3
Second quarter (until June 15, 2009)	$9.2	$5.8

The following table sets forth the monthly high and low closing prices for Blue Square’s ADSs for the last six months, as reported by the New York Stock Exchange.

2008	High	Low

December	$7.8	$5.6
2009	High	Low

January	$7.5	$6.3
February	$6.8	$6.2
March	$6.3	$5.3
April	$6.9	$5.8
May	$8.7	$6.9
June (until June 15, 2009)	$9.2	$7.6

Ordinary Shares

The following table sets forth the annual high and low closing prices for Blue Square’s ordinary shares for the years 2004 to 2008 as reported by the Tel Aviv Stock Exchange.  Shares are traded on the Tel Aviv Stock Exchange in NIS, and the translation of the NIS to dollars has been made at the representative exchange rate of exchange on the last day of each period, as published by the Bank of Israel.

Year	High		Low
	NIS	$	NIS	$

2004	57.8	13.4	40.6	9.4
2005	53.8	11.7	38.6	8.4
2006	62.6	13.6	46.8	10.2
2007	78.8	20.5	45.9	11.9
2008	52.4	13.8	21.4	5.6

The following table sets forth the quarterly high and low closing price for Blue Square’s ordinary shares for the quarters set forth below, as reported by the Tel Aviv Stock Exchange.  The translation into dollars has been made at the representative rate of exchange on the last day of each period, as published by the Bank of Israel.

2007	High		Low
	NIS	$	NIS	$
First Quarter	68.6	16.5	60.3	14.5
Second Quarter	78.8	18.5	67.3	15.8
Third Quarter	73.0	18.2	52.1	13.0
Fourth Quarter	58.3	15.2	45.9	11.9

2008	High		Low
	NIS	$	NIS	$
First Quarter	52.4	14.8	33.8	9.5
Second Quarter	46.0	13.7	32.5	9.7
Third Quarter	41.0	12.0	34.7	10.1
Fourth Quarter	34.7	9.1	21.4	5.6

2009
First Quarter	29.4	7.0	23.0	5.5
Second Quarter (until June 15, 2009)	36.4	9.3	24.9	6.4

The following table sets forth the monthly high and low closing prices for Blue Square’s ordinary shares for the last six months, as reported by the Tel Aviv Stock Exchange.  The translation into dollars is based on the representative rate of exchange on the last day of each period, as published by the bank of Israel.

2008	High		Low
	NIS	$	NIS	$
December	32.2	8.5	21.4	5.6

2009	High		Low
January	29.4	7.2	24.8	6.1
February	28.6	6.9	25.5	6.1
March	25.6	6.1	23.0	5.5
April	28.0	6.7	24.9	6.0
May	35.6	9.0	28.2	7.1
June (until June 15, 2009)	36.4	9.2	29.3	7.4

For additional information on our ordinary shares, see “Item 10.  Additional Information - B. Memorandum and Articles of Association - Description of Securities - Ordinary Shares.

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

Notices.  Under the Israeli Companies Law and our Articles of Association, we are required to publish notices in two daily newspapers at least 14 calendar days’ prior notice of an ordinary shareholders’ meeting and at least 21 calendar days’ prior notice of any shareholders’ meeting in which the agenda includes matters which may be voted on by voting instruments. Under regulations promulgated under the Israeli Companies Law, however, we are required to publish notice in two daily newspapers at least 35 calendar days prior any shareholders’ meeting in which the agenda includes matters which may be voted on by voting instruments. Regulations under the Israeli Companies Law exempt companies, like Blue Square, whose shares are listed for trading both on a stock exchange in and outside of Israel, from some provisions of the Israeli Companies Law. An amendment to these regulations exempts us from the requirements of the Israeli proxy regulation, under certain circumstances.

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

Purchase of Additional Shares in the Bee Group

On August 3, 2008, we entered into an agreement with the holders of 40% of the shares of Bee Group (the "Sellers") to purchase an additional 9,354 ordinary shares and 650 preferred shares of Bee Group, increasing our holdings in Bee Group by 25% to 85% of the shares of Bee Group, for consideration of NIS 35.4 million ($9.8 million at that time). The remaining 15% of the shares of Bee Group, which consist of 5,996 shares (including 150 preferred shares) (the "Remaining Shares"), were converted into ordinary shares of Bee Group on the transaction closing date (the "Closing Date").  In addition under the agreement, we have a call option to purchase the Remaining Shares from the Sellers during the five-year period from the date of the Closing Date for consideration in the amount of NIS 21.24 million plus 7.5% interest per year from  the Closing Date and until the date on which the call option is exercised. In the event that Bee Group distributes dividends with a record date prior to payment for the exercise of the call option, the exercise price would be reduced by the amount of the dividend in cash plus 7.5% interest per annum for the period from the date of the dividend payment until exercise of the option. The Sellers have a put option to sell their Remaining Shares to us beginning 24 months from the closing date and for a period of 30 days at the same exercise price as the call option.

The Sellers have granted to us a fixed first lien on the Remaining Shares for the period of the call option and up to 21 days after the expiration of the call option.  The Remaining Shares will be held in escrow for this period.  The Sellers have also given us an irrevocable power of attorney giving us exclusive voting power over the Remaining Shares at Bee Group's general meetings of shareholders.

In addition, the sellers have agreed to non-compete provisions for periods between two to four years.  Under the agreement, we agreed to continue to provide officers and directors insurance to Bee Group's officers and directors for a period of seven years from the Closing Date.

In the event that an initial public offering is completed within 36 months from the Closing Date, and Bee Group's shares are registered on the TASE (the "IPO"), we must exercise the call option for the Remaining Shares within three days of commencement of trading of Bee Group's shares on the TASE begins at an adjusted exercise price. The adjusted exercise price of the Remaining Shares would be 15% of the value attributed to Bee Group in the public offering reduced by (a) expenses of the offering and by (b) investments in Bee Group's capital from the Closing Date. In the event that the call or put options are exercised prior to the initial public offering, the sellers would be entitled to the difference, if any, between the adjusted exercise price described above and the exercise price paid plus 7.5% interest per year on the exercise price paid commencing from the date of payment of the exercise price.

For a summary of other material contracts, see “Item 4. Information on The Company - B. Business Overview General”, “Item 4. Information on The Company - B. Business Overview - Related Businesses”, “Item 4. Information on The Company - B. Business Overview – Our Yield Generating Real Estate, “Item 5.  Operating and Financial Review and Prospects - Liquidity and Capital Resources - Debentures”, “Item 6.  Directors, Senior Management and Employees - C. Board Practices - Exemption, Insurance and Indemnification of Directors and Officers - Limitations on Insurance, Exemptions and Indemnification”, “Item 6.  Directors, Senior Management and Employees - D. Employees”, “Item 7.  Major Shareholders and Related Party Transactions - B. Related Party Transactions,” and our consolidated financial statements and notes included elsewhere in this Annual Report.

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

Israeli Tax Considerations

General

The following is a summary of the current tax laws of the State of Israel as they relate to us and to our shareholders. Also included is a discussion of the material Israeli tax consequences to for persons purchasing our ordinary shares or ADSs (the "Shares").

This discussion does not purport to be a complete analysis of all potential tax consequences of owning the Shares. In particular, this discussion does not take into account the specific circumstances of any particular investor (such as tax-exempt entities, banks, certain financial companies, broker-dealers, investors that own, directly or indirectly, 10% or more of our outstanding voting rights, or foreign companies, if Israeli residents hold 25% or more of their shares or have the right to 25% or more of their income or profit, all of whom are subject to special tax regimes not covered in this discussion). The discussion is based on legislation yet to be subject to judicial or administrative interpretation, and there can be no assurance that the views expressed herein will accord with any such interpretation in the future. This discussion is not intended and should not be construed as legal or professional tax advice and does not cover all possible tax considerations.

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

General Corporate Tax Structure in Israel

The corporate tax rate applicable in 2008 was 27%. This rate was reduced to 26% in 2009 and had been scheduled to be reduced to 25% in 2010 and beyond.

Dividends received by an Israeli corporation from Israeli subsidiaries are, generally, exempt from corporate tax.

TAXATION OF SHAREHOLDERS

Capital Gains

Capital gain tax is imposed on the disposal of capital assets by an Israeli resident, and on the disposal of such assets by a non-Israeli resident if those assets are either (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel. The Israeli Tax Ordinance distinguishes between "Real Gain" and the "Inflationary Surplus". Real Gain is the excess of the total capital gain over Inflationary Surplus computed generally on the basis of the increase in the Israeli CPI between the date of purchase and the date of disposal.

The capital gain accrued by individuals on the sale of an asset purchased on or after January 1, 2003 will be taxed at the rate of 20%. However, if the individual shareholder is a "Controlling Shareholder” (i.e., a  person who holds, directly or indirectly, alone or together with another, 10% or more of one of the Israeli resident company's means of control at the time of sale or at any time during the preceding 12 month period), such gain will be taxed at the rate of 25%. In addition, capital gain derived by an individual claiming deduction of financing expenses in respect of such gain will be taxed at the rate of 25%.

The real capital gain derived by a corporation generally will be subject to tax at the rate of 25%. However, if such real capital gain were derived from the sale of securities (as defined in Section 6 of the Inflationary Adjustment Law) by a corporation that had been subject on August 10, 2005 to the provisions of Section 6 of the Inflationary Adjustment Law, such real capital gain will be taxed at the corporate tax rate (27% in 2008 and 26% in 2009). The capital gain accrued on the sale of an asset purchased prior to January 1, 2003 will be subject to tax at a blended rate.  The marginal tax rate for individuals (up to 47% in 2008 and 46% in 2009) and the regular corporate tax rate for corporations (27% in 2008 and 26% in 2009) will be applied to the portion of the gain amount which bears the same ratio to the total gain realized as the ratio which the holding period commencing at the acquisition date and terminating on January 1, 2003 bears to the total holding period.  The remainder of the gain realized will be subject to capital gains tax at the rates applicable to an asset purchased after January 1, 2003.

Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (27% in 2008 and 26% in 2009 tax rate for corporations and a marginal tax rate of up to 47% in 2008 and 46% in 2009 for individuals). Notwithstanding the foregoing, if the shareholder is a non-Israeli resident, then such taxation is subject to the provisions of any applicable double tax treaty. Moreover, capital gain derived from the sale of the Shares by a non-Israeli shareholder may be exempt under the Israeli income tax ordinance from Israeli taxation provided the following cumulative conditions are met: (i) the Shares were purchased upon or after the registration of the Shares on the stock exchange (ii) the seller does not have a permanent establishment in Israel to which the derived capital gain is attributed, and (iii) if the seller is a corporation, less than 25% of its means of control are held by Israeli resident shareholders. In addition, the sale of the Shares may be exempt from Israeli capital gain tax under an applicable tax treaty.  Thus, the U.S.-Israel Double Tax Treaty exempts a U.S. resident from Israeli capital gain tax in connection with the sale of  the Shares, provided (i) the U.S. resident owned, directly or indirectly, less than 10% of an Israeli resident company's voting power at any time within the 12 month period preceding such sale; (ii) the U.S. resident, being an individual, is present in Israel for a period or periods of less than 183 days during the taxable year; and (iii) the capital gain from the sale was not derived through a permanent establishment of the U.S. resident in Israel.

Either the seller, the Israeli stockbrokers or financial institution through which the Shares are held are obligated, subject to the above mentioned exemptions, to withhold tax upon the sale of Shares from the real capital gain at the rate of 25% in respect of a corporation and 20% in respect of an individual.

Upon the sale of traded securities, a detailed return, including a computation of the tax due, should be filed and an advanced payment should be paid to the ITA  on January 31 and June 30 of every tax year in respect of sales of securities made within the previous six months. However, if all tax due was withheld at source according to applicable provisions of the Israeli Income Tax Ordinance and regulations promulgated thereunder, such return should not be filed and no advance payment should be paid. Capital gain is also reportable on the annual income tax return.

Dividends

A dividend distributed by our Company to an Israeli resident who is an individual, generally will be subject to income tax at a rate of 20%. However, a 25% tax rate will apply if the dividend recipient is a “Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with other, 10% or more of one of the Israeli resident company's means of control at the time of distribution or at any time during the preceding 12 month period). If the recipient of the dividend is an Israeli resident corporation, such dividend will be exempt from income tax, provided that the income from which such dividend is distributed was derived or accrued within Israel.

A dividend distributed by us to a non-Israeli resident (either individual or corporation) is generally subject to Israeli income tax on the receipt of dividends at the rate of 20% (25% if the dividends recipient is a “Controlling Shareholder” (as defined above)); such rates are subject to a reduced tax rate under an applicable double tax treaty (if the tax rate under such double tax treaty exceeds the rate prescribed under the Israeli Income Tax Ordinance, then the rate under the Israeli Income Tax ordinance shall prevail). Thus, under the Double Tax Treaty between the State of Israel and the U.S., a tax at the rate of 25% generally applies in respect of dividends distributed by us to a U.S. resident.  However, if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of our Company's voting shares and not more than 25% of the gross income of our Company for such prior taxable year (if any) consists of certain types of interest or dividends, then the tax rate will be 12.5%. The aforementioned rates under the Double Tax Treaty between the State of Israel and the U.S. will not apply if the dividend income was derived through a permanent establishment of the U.S. resident in Israel.

Our Company is obligated to withhold tax upon the distribution of a dividend at the following withholding tax rates: (i) Israeli resident corporation – 0%, (ii) Israeli resident individual – 20% and (iii) non-Israeli resident – 20%, subject to a reduced tax rate under an applicable double tax treaty.

Estate and Gift Tax

Israeli law presently does not impose estate or gift tax.

United States Federal Income Tax Considerations

The following is a summary of the material U.S. federal income tax consequences that apply to U.S. Holders who hold Blue Square’s ADSs or ordinary shares (together “Shares”) as capital assets for tax purposes.  This summary is based on current provisions of the Internal Revenue Code of 1986, as amended, current and proposed Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis.  This summary does not address all U.S. federal income tax matters that may be relevant to a particular perspective holder or all tax considerations that may be relevant with respect to an investment in Blue Square’s Shares.

This summary does not address tax considerations applicable to a holder of a Blue Square Shares that may be subject to special tax rules including, without limitation, the following:

•           dealers or traders in securities, currencies or notional principal contracts;
•           financial institutions;
•           insurance companies;
•           real estate investment trusts;
•           banks;
•           investors subject to the alternative minimum tax;
•           tax-exempt organizations;
•           traders that have elected mark-to-market accounting;
•           investors that hold Shares as part of a “straddle”, “hedge”, or “conversion transaction” with other investments;
•           regulated investment companies;
•           investors that actually or constructively own 10 percent or more of our voting shares;

•           investors that are treated as partnerships or other pass through entities for U.S. federal income purposes and persons who hold the Shares through partnerships or other pass through entities; and
•           investors whose functional currency is not the U.S. dollar.
This summary does not address the effect of any U.S. federal taxation other than U.S. federal income taxation.  In addition, this summary does not include any discussion of state, local, or foreign taxation or the indirect effects on the holders of equity interest in a holder of the Shares.

You are urged to consult your own tax advisor regarding the foreign and U.S. federal, state, and local and other tax consequences of an investment in the Shares.

For purposes of this summary, a “U.S. Holder” means a beneficial owner of a Share that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•
a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•
a trust (1) if (a) a court within the United States is able to exercise primary supervision over the administration of the trust; and (b) one or more U.S. persons have the authority to control all substantial decisions of the trust; or (2) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity that is classified as a partnership for U.S. federal tax purposes holds Shares, the U.S. federal tax treatment of its partners will generally depend upon the status of the partners and the activities of the partnership.  Entities that are classified as partnerships for U.S. federal tax purposes and persons holding Shares through such entities should consult their own tax advisors.

In addition, certain material aspects of United States federal income tax relevant to a holder other than a U.S. Holder, referred to as a “non-U.S. Holder,” are discussed below.  For purposes of this section, a “non-U.S. Holder” is any holder who is not a U.S. Holder.

In general, if you hold ADSs, you will be treated as the holder of the underlying shares represented by those ADSs for U.S. federal income tax purposes.  Accordingly, no gain or loss will be recognized if you exchange ADSs for the underlying shares represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom Shares are released may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. holders of Shares.  Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate U.S. Holders.  Accordingly, the analysis of the credibility of Israeli taxes and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by parties to whom the Shares are released.

U.S Taxation of Shares

Distributions

Subject to the discussion under “Passive Foreign Investment Companies” below, the gross amount of any distribution, including the amount of any Israeli taxes withheld from these distributions (see “Israeli Tax Considerations”), actually or constructively received by a U.S. Holder with respect to Shares will be taxable to the U.S. Holder as a dividend to the extent of our current and accumulated earnings and profits as determined under U.S. federal income tax principles.  The U.S. Holder will not, except as provided by Section 245 of the Internal Revenue Code of 1986, as amended (the “Code”), be eligible for any dividends received deduction in respect of the dividend otherwise allowable to corporations.  Distributions in excess of earnings and profits will be non-taxable to the U.S. Holder to the extent of, and will be applied against and reduce, the U.S. Holder’s adjusted tax basis in the Shares.  Distributions in excess of such adjusted tax basis will generally be taxable to the U.S. Holder as capital gain from the sale or exchange of property.  If we do not report to a U.S. Holder the portion of a distribution that exceeds earnings and profits, the distribution will generally be taxable as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.  The amount of any distribution of property other than cash will be the fair market value of that property on the date of distribution.

Under the Code, certain dividends received by non-corporate U.S. Holders with respect to taxable years beginning on or before December 31, 2010, will be subject to a maximum income tax rate of 15%.  This reduced income tax rate is only applicable to dividends paid by a “qualified foreign corporation” that is not a “passive foreign investment company” and only with respect to shares held by a qualified U.S. Holder (i.e., a non-corporate holder) for a minimum holding period (generally 61 days during the 121-day period beginning 60 days before the ex-dividend date).  We should be considered a qualified foreign corporation because (i) we are eligible for the benefits of a comprehensive tax treaty between Israel and the U.S., which includes an exchange of information program, and (ii) the ADSs are readily tradeable on an established securities market in the U.S.  In addition, based on our current business plans, we do not expect to be classified as a “passive foreign investment company” (see “Passive Foreign Investment Companies” below).  Accordingly, dividends paid by us to individual U.S. Holders on shares held for the minimum holding period should be eligible for the reduced income tax rate.  The reduced tax rate for qualified dividends is scheduled to expire on December 31, 2010, unless further extended by Congress.

The amount of any distribution paid in a currency other than U.S. dollars (a “foreign currency”) including the amount of any withholding tax thereon, will be included in the gross income of a U.S. Holder in an amount equal to the U.S. dollar value of the foreign currency calculated by reference to the exchange rate in effect on the date of the U.S. Holder’s (or, in the case of ADSs, the depositary’s) receipt of the dividend, regardless of whether the foreign currency is converted into U.S. dollars.  If the foreign currency is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend.  If the foreign currency received in the distribution is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Any gain or loss on a subsequent conversion or other disposition of the foreign currency will be treated as ordinary income or loss.

Dividends received by a U.S. Holder with respect to Shares will be treated as foreign source income for the purposes of calculating the holder’s foreign tax credit limitation.  Subject to certain conditions and limitations, any Israeli taxes withheld on dividends at the rate provided by the U.S.-Israel income tax treaty may be deducted from taxable income or credited against a U.S. Holder’s U.S. federal income tax liability.  The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to “passive” income and “general” income.  The rules relating to foreign tax credits and the timing thereof are complex.  U.S. Holders should consult their own tax advisors regarding the availability of a foreign tax credit under their particular situation (including, in the case of a U.S. corporation that owns 10 percent or more of our voting stock, the possible application of Section 902 of the Code).

Sale or Other Disposition of Shares

If a U.S. holder sells or otherwise disposes of its Shares, gain or loss will be recognized for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and such holder’s adjusted basis in the Shares.  Subject to the discussion below under the heading “Passive Foreign Investment Companies,” such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the holder had held the Shares for more than one year at the time of the sale or other disposition.  Long-term capital gains realized by individual U.S. Holders generally are subject to a lower marginal U.S. federal income tax rate (currently 15%) than ordinary income.  Under most circumstances, any gain that a holder recognizes on the sale or other disposition of Shares will be U.S. source for purposes of the foreign tax credit limitation and any recognized losses will be allocated against U.S. source income.

If a U.S. Holder receives foreign currency upon a sale or exchange of Shares, gain or loss will be recognized as described above and in addition, gain or loss, if any, recognized on the subsequent sale, conversion, or disposition of such foreign currency will be ordinary income or loss, and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.  However, if such foreign currency is converted into U.S. dollars on the date received by the U.S. Holder, the U.S. Holder generally should not be required to recognize any gain or loss on such conversion.

A U.S. Holder who holds Shares through an Israeli stockbroker or other Israeli intermediary may be subject to an Israeli withholding tax on any capital gains recognized if the U.S. Holder does not obtain approval of an exemption from the Israeli Tax Authorities. U.S. Holders are advised that any Israeli tax paid under circumstances in which an exemption from such tax was available will not give rise to a deduction or credit for foreign taxes paid for U.S. federal income tax purposes. U.S. Holders are advised to consult their Israeli stockbroker or intermediary regarding the procedures for obtaining an exemption.

Passive Foreign Investment Companies

For U.S. federal income tax purposes, we will be considered a passive foreign investment company (“PFIC”) for any taxable year in which either 75% or more of our gross income is passive income, or at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income.  For this purpose, passive income includes dividends, interest, royalties, rents, annuities, and the excess of gain over losses from the disposition of assets which produce passive income.  If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. Holders owning Shares.  Accordingly, U.S. Holders are urged to consult their own tax advisors regarding the application of such rules.

If we are treated as a PFIC for any taxable year,

•           a U.S. Holder would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of Shares ratably over its holding period for such Shares,

•           the amount allocated to each year during which we are considered a PFIC other than the year of the dividend payment or disposition would be subject to tax at the highest individual or corporate tax rate, as the case may be, and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year,

•           the amount allocated to the year of the dividend payment or disposition would be taxable as ordinary income, and

•           a U.S. Holder would be required to make an annual return on IRS Form 8621 regarding distributions received and gain realized with respect to Shares.

One method to avoid the aforementioned treatment is for a U.S. Holder to make an election to treat us as a qualified electing fund.  A U.S. Holder that makes an election to treat us as a qualified electing fund (an “electing U.S. Holder”) is required for each taxable year to include in income a pro rata share of the ordinary earnings of the qualified electing fund as ordinary income and a pro rata share of the net capital gain of the qualified electing fund as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge.  A U.S. Holder may make a qualified electing fund election only if we furnish the U.S. Holder with certain tax information.  We have agreed to supply an electing U.S. Holder with such information needed to report income and gain pursuant to a qualified election in the event Blue Square is classified as a PFIC.  Alternatively, another method to avoid the aforementioned treatment is for a U.S. Holder to make a timely mark-to-market election in respect of its Shares.  If a U.S. Holder elects to mark-to-market its Shares, any excess of the fair market value of the Shares at the close of each tax year over the adjusted basis in such Shares will generally be included in income.  If the fair market value of the Shares had depreciated below the adjusted basis at the close of the tax year, the U.S. Holder may generally deduct the excess of the adjusted basis of the Shares over their fair market value at that time.  However, such deductions generally would be limited to the net mark-to-market gains, if any, that were included in income by such holder with respect to Shares in prior years.  Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of Shares with respect to which the mark-to-market election is made, is treated as ordinary income or loss.

Based on our estimated gross income, the average value of our gross assets, and the nature of our business, we do not believe that we will be classified as a PFIC in the current taxable year.  Our status in any taxable year will depend on our assets and activities in each year and because this is a factual determination made annually at the end of each taxable year, there can be no assurance that we will not be considered a PFIC for any future taxable year.  If we determine that we have become a PFIC, we will notify our U.S. Holders and provide them with the information necessary to comply with the qualified electing fund rules.  If we are treated as a PFIC in any year during which a U.S. Holder owns Shares, certain adverse tax consequences could apply, as described above.  Given our current business plans, however, we do not expect that we will be classified as a PFIC in future years.

You are urged to consult your own tax advisor regarding the possibility of us being classified as a PFIC and the potential tax consequences arising from the ownership and disposition (directly or indirectly) of an interest in a PFIC.

Backup Withholding and Information Reporting

Payments of dividends with respect to Shares and the proceeds from the sale, retirement, or other disposition of Shares made by a U.S. paying agent or other U.S. intermediary will be reported to the IRS and to the U.S. Holder as may be required under applicable U.S. Treasury regulations.  We, or an agent, a broker, or any paying agent, as the case may be, may be required to withhold tax, currently at the rate of 28% (the backup withholding tax), if a non-corporate U.S. Holder that is not otherwise exempt fails to provide an accurate taxpayer identification number and comply with other IRS requirements concerning information reporting.  Certain U.S. Holders (including, among others, corporations and tax-exempt organizations) are not subject to backup withholding.  Backup withholding is not an additional tax.  Any amount of backup withholding withheld may be used as a credit against your U.S. federal income tax liability provided that the required information is furnished to the IRS.  U.S. Holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

U.S. Federal Income Tax Consequences to Non-U.S. Holders

Sale, Exchange or Retirement of Shares

A non-U.S. Holder generally will not be subject to U.S. federal income tax or any withholding thereof with respect to gain realized on a sale or other disposition of our Shares unless one of the following applies:

•           the gain is effectively connected with the non-U.S. Holder’s conduct of a trade or business in the United States and, in the case of a resident in a country which has a treaty with the United States, such gain is attributable to a permanent establishment or, in the case of an individual, a fixed place of business in the United States;

•           the non-U.S. Holder is an individual who holds Shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and meets certain other requirements; or

•           the non-U.S. Holder is subject to tax pursuant to the provisions of United States tax law applicable to U.S. expatriates.

Backup Withholding and Information Reporting

Non-U.S. Holders generally are not subject to information reporting or backup withholding with respect to dividends paid on, or upon the disposition of Shares, provided that the non-U.S. Holder provides a taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption.

The amount of any backup withholding will be allowed as a credit against a non-U.S. Holder’s United States federal income tax liability and may entitle such holder to a refund, provided that certain required information is furnished to the IRS.

Non-U.S. Holders are urged to consult legal and tax advisors in the countries of their citizenship, residence and domicile to determine the possible tax consequences of holding and selling Shares under the laws of their respective jurisdictions in light of their own particular circumstances.

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

Interest Rate Sensitivity

The Company is exposed to various market risks, most of them related to changes in interest rates and changes in the Israeli CPI.  Loans and Debentures in the amount of approximately NIS 1,599 million and marketable securities in the amount of approximately NIS 172 million bear interest at fixed rates, and therefore changes in the interest rates will affect the fair value of such loans and marketable securities. Other loans set forth below bear interest at variable rates (as a result of changing interest rates or CPI linkage), and therefore change in the CPI or the prime interest rate will affect future cash flow and interest expenses.

The table below provides information about Blue Square’s financial instruments as of December 31, 2008:

	December 31, 2008
	Expected Maturity (NIS in thousands) (2)

	2009	2010	2011	2012	2013	from 2014 and thereafter	Total
Long term loan from banks - linked:
Linked to the Israeli CPI - 5.1% (weighted average rate as of December 31, 2008)	46,394	19,454	10,763	8,964	5,660	22,645	113,880

Long term loans from bank - unlinked:
Fixed annual interest rate of 5.5%	64,667	62,434	58,173	49,256	38,047	32,879	305,456
Variable interest (average annual rate as of December 31, 2008 4.6%)	21,852	15,944	10,855	3,075	512	2,925	55,163
	132,913	97,832	79,791	61,295	44,219	58,449	474,499
Debentures - Linked to the Israeli CPI:
Issued by the Company - fixed rate 5.9% (1)		73,089		48,725	48,726	48,726	219,266
Issued by BSRE - fixed rate 4.7%					204,570	613,710	818,280

Convertible Debentures Linked to the Israeli CPI:
Issued by the Company - fixed rate 5.9% (1)	18,311		18,311				36,622
Issued by BSRE - fixed rate 6.25%					26,396	79,189	105,585
	18,311	73,089	18,311	48,725	279,692	741,625	1,179,753
Marketable Securities - Linked to the Israeli CPI:	104,803						104,803
Marketable Securities – unlinked in NIS	61,485						61,485
Marketable Securities –in other currencies	5,561						5,561

(1)	See also “Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources - Debentures”.

(2)
Does not include forward contracts over the Israeli CPI in the amount of approximately NIS 11.6 million.  The principal amount of the outstanding forward contracts at December 31, 2008 was NIS 351 million.

For CPI-linked financial instruments as stipulated in the table above, a one percent increase (decrease) in the CPI would cause an approximately NIS 9 million decrease (increase) in net income for the next year.

Inflation Risks

The Company has an excess of Israeli CPI-linked liabilities over Israeli CPI-linked assets (mainly in respect of outstanding debentures). As a result, an increase in inflation would have the effect of increasing our financial expenses without any offsetting increase in our assets and revenues on our financial statements, leading to lower reported earnings and shareholders equity. The extent of this effect on our financial statement would be dependent on the rate of inflation in Israel.

The table below provides information about the changes of the CPI and the “known" CPI index:

	CPI	The “known" CPI index

2006	(0.1)%	(0.3)%
2007	3.4%	2.8%
2008	3.8%	4.51%

The table below provides an analysis of monetary assets and liabilities by currency and linkage as of December 31, 2008:

	December 31, 2008
	NIS linked to CPI	NIS unlinked	US Dollar	Other currencies
	NIS in thousands
Assets:
Cash and cash equivalents	-	95,325	-	-
Short term bank deposits	-	206	-	-
Marketable securities	104,803	61,485	4,653	908
Trade receivables	-	729,970	-	-
Other receivables	-	69,926	-	-
Income taxes receivable	74,446	-	-	-
Derivative financial instrument	-	4,700	548	-
Long-term receivables	3,268	-	-	-
Total assets	182,517	961,612	5,201	908

Liabilities:
Short-term bank credit and loans	-	77,988	-	-
Trade payables	-	1,006,053	333	-
Other accounts payable and
accrued expenses	34,437	446,770	-	-
Income tax payables	6,933	-	-	-

Loans	113,880	360,619	-	-
Debentures	985,844	-	-	-
Convertible debentures	156,524	-	-	-
Long-term payable	2,984	30,633	4,753	-
Derivative financial instruments	942	-	1,238	7,301
Total liabilities	1,301,544	1,922,063	6,324	7,301

For further information regarding market risks, see note 3 to our consolidated financial statements.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. to E.      Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2008 based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment and this framework, our management concluded that the Company's internal control over financial reporting were effective as of December 31, 2008.

(c)  The effectiveness of the Company’s internal control over financial reporting as of December 31, 2008 has been audited by Kesselman & Kesselman an independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited, which has audited the financial statements included in this Annual Report on Form 20-F; their report is included in Item 17.

(d)  Changes in internal control over financial reporting. There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors has determined that Avraham Meiron is an "audit committee financial expert" as defined in Item 16A of Form 20-F and is independent in accordance with the NYSE listing standards for audit committees applicable to Blue Square.

ITEM 16B.	CODE OF ETHICS

As of the date of this Annual Report, we have adopted a code of ethics that applies to our Chief Executive Officer, President, Chief Financial Officer, Corporate Controller and employees. This code of ethics is posted on our website, www.bsi.co.il/codeofethics.htm ..

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, served as our independent public accountants for the fiscal years ended December 31, 2007 and 2008, for which audited financial statements appear in this Annual Report on Form 20-F.

The following table presents the aggregate fees for professional services rendered by such accountants to us during their respective term as our principal accountants in 2007 and 2008.

	2008	2007
	(NIS in thousands)	(NIS in thousands)
Audit Fees (1)	3,075	2,837
Audit-Related fees (2)	695	657
Tax Fees (3)	259	64
All Other Fees (4)	1,079	775
TOTAL	5,108	4,333

(1)
Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor can reasonably provide, and include the group audit; statutory audits; comfort letters and consents; attest services; assistance with and review of documents filed with the SEC and Sarbanes-Oxley Act compliance.

(2)	Audit-related services in connection with BSRE's shelf prospectus and in connection with reports delivered to the Company's controlling shareholder.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

ITEM 16F.	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Below is a summary of the significant differences between our corporate governance practices as a foreign private issuer and those required of U.S. domestic companies under New York Stock Exchange ("NYSE") listing standards.

Our corporate governance practices are derived from (i) the Israeli Companies Law, 1999 and the regulations promulgated thereunder, (ii) our Articles of Association and (iii) the rules of the NYSE applicable to foreign private issuers.  As a foreign private issuer we are permitted to follow home country practice in lieu of certain provisions of Section 303A of the NYSE Corporate Governance Rules.

Majority of Independent Directors:  Under NYSE Rule 303A.01, domestic listed companies must have a majority of independent directors.  We do not have a majority of independent directors serving on our board of directors, although all of our audit committee members are independent directors.

Separate meetings of non-management directors: Under NYSE Rule 303A.03, the non-management directors of each domestic listed company must meet at regularly scheduled executive sessions without management.  Our independent directors do not meet separately from directors who are not independent, other than in the context of audit committee meetings.

Nominating/corporate governance committee:  Under NYSE Rule 303A.04, a domestic listed company must have a nominating/corporate governance committee composed entirely of independent directors.  We do not have such a committee.

Compensation Committee:  Under NYSE Rule 303A.05, a domestic listed company must have a compensation committee composed entirely of independent directors.  We do have a compensation committee although it is not composed entirely of independent directors.

Audit Committee: Under NYSE Rule 303A.06, listed companies are required to have an audit committee that complies with the requirements of Rule 10A-3 of the Securities and Exchange Act of 1934.  Rule 10A-3 requires the audit committee of a U.S. company to be directly responsible for the appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review, or attest services, and that each such firm must report directly to the audit committee.

Pursuant to the Israeli Companies Law, our auditors are appointed by the shareholders at the annual meeting of shareholders. Our shareholders have delegated to the board of directors and audit committee the authority to determine the amount to be paid to our auditors. Our audit committee is responsible for recommending to the shareholders the appointment of our auditors and for assisting the board of directors in overseeing the work of our auditors. In addition, pursuant to the Israeli Companies Law, our financial statements must be approved by our board of directors.

Equity Compensation Plans: Under NYSE Rule 303A.08, shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with certain limited exemptions as described in the Rule.

We do not obtain shareholder approval of all our equity-compensation plans.  Pursuant to the Israeli Companies Law, transactions with officers, directors, and controlling shareholders regarding the terms of their office and employment, including any compensation in securities, require special approval (including approval of the board of directors in the case of officers, and including approval of the board of directors and shareholders in the case of directors and controlling shareholders).

Corporate governance guidelines: Under NYSE Rule 303A.09, domestic listed companies must adopt and disclose their corporate governance guidelines.   We have adopted a written Policy Regarding the Usage of Insider Information as well as Code of Ethics, although these do not satisfy the corporate governance guidelines referred to in Rule 303A.09.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this Annual Report, beginning on page F-1.

ITEM 18.	FINANCIAL STATEMENTS

We have responded to Item 17 in lieu of this item.

ITEM 19.	EXHIBITS

The exhibits filed with or incorporated into this Annual Report are listed in the index of exhibits below.

Exhibit No.	Description

1.1	Memorandum of Association of the Registrant (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-1 (File No. 333-05024)).

1.2	Articles of Association of the Registrant.

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

4.19
Special Collective Bargaining Agreement made on July 16, 2007 among Blue Square, the MAOF Histadrut and Blue Square-Israel Employees' Union (English translation) (incorporated by reference to Exhibit 4.19 to Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2007).

4.20
Special Collective Bargaining Agreement made on April 5, 2009 among Blue Square, Blue Square Chain Investments & Properties Ltd., the MAOF Histadrut and Blue Square-Israel Employees' Union (English translation).

4.21
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

4.24	Agreement between the Registrant and Blue Square Chain (Hyper Hyper) Ltd. (incorporated by reference to Exhibit 4.21 to Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2002).

4.25
General services framework and expenses allotment agreement, dated October 11, 2005, among Blue Square, Blue Square Chain Investments & Properties Ltd. and Blue Square Chain (Hyper Hyper) Ltd., as amended (incorporated by reference to Exhibit 4.21 to Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2005).

4.26
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

4.30
Service Agreement, dated August 13, 2006, between Blue Square and Blue Square Real Estate Ltd. (English translation) (incorporated by reference to Exhibit 4.27 to Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2006).

Exhibit No.	Description

4.31
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

4.36
Document of Principles of Transaction, dated July 26, 2007, among Blue Square and Orin Provizor Holdings Ltd., M.A.Sh.- M.I.S. Ltd., Mr. Guy Provizor, and Eden Natural Health Market Ltd., as amended (English translation) (incorporated by reference to Exhibit 4.35 to Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2007).

4.37
Sale Agreement, made on August 2, 2007, between Kfar Hasha'ashuim Central Warehouse Ltd. and Eldar Gil & Mahoney Assets Ltd., as amended (English translation) (incorporated by reference to Exhibit 4.36 to Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2007).

4.38
Share Purchase Agreement, dated August 3, 2008, between Bee Group Retail Ltd. and Twikor Ltd., Mr. Avner Katz, Mr. Doron Yanai, Mr. Ronen Levy, Avi Katz Marketing Ltd. and Levy R.S. Managements and Investments Ltd. (English translation).

8.1	List of Subsidiaries (incorporated by reference to Exhibit 8 to Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2007).

12.(a).1	Certification by CEO pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

12.(a).2	Certification by CFO pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

13.(a).1	Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.(a).1	Consent of Independent Registered Public Accounting Firm from Kesselman & Kesselman, certified public accountants (Isr.).

Exhibit No.	Description

14.(a).2	Consent of an Expert dated June 23, 2009.

14.(a).3	Consent of an Expert dated June 23, 2009.

14.(a).4	Consent of an Expert dated June 23, 2009.

BLUE SQUARE - ISRAEL LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008

TABLE OF CONTENTS

Page

REPORT OF INDEPENDANT REGISTERED PUBLIC ACCOUNTING FIRM	F-2-F-3

CONSOLIDATED FINANCIAL STATEMENTS IN THOUSANDS OF NEW ISRAELI SHEKELS (NIS):

Balance sheets	F-4-F-5

Income statements	F-6

Statements of recognized income and expense	F-7

Statements of cash flows	F-8-F10

Notes to financial statements	F-11-F-93

APPENDIX - DETAILS OF PRINCIPAL SUBSIDIARIES, PROPORTIONATELY CONSOLIDATED COMPANIES AND ASSOCIATED COMPANIES	F-94

- - - - - - - - - - - - - - - - - - -

Report of Independent Registered

Public Accounting Firm
To the shareholders of

BLUE SQUARE - ISRAEL LTD.

We have completed integrated audits of Blue Square - Israel Ltd. and its subsidiaries and proportionately consolidated companies (collectively - "the Company") consolidated financial statements and of its internal control over financial reporting as of December 31, 2008, in accordance with the standards of the Public Company Accounting Oversight Board (United States).Our opinions, based on our integrated audits, are presented below.

Consolidated financial statements

We have audited the consolidated balance sheets of the Company as of December 31, 2007 and 2008 and the consolidated income statements, recognized income and expense and cash flows for each of the years ended on those dates. These consolidated financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our integrated audits.

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

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2008 and the results of operations and cash flows for each of the years ended on those dates, in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

Internal control over financial reporting

Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s Board of Directors and management are responsible for maintaining effective internal control over financial reporting and management is responsible for the assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15(b). Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our integrated audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also includes performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

Haifa, Israel	/s/ Kesselman & Kesselman
June 25, 2009	Certified Public Accountants (Isr.)
A member of PricewaterhouseCoopers International Limited

BLUE SQUARE – ISRAEL LTD.

CONSOLIDATED BALANCE SHEETS

		December 31		Convenience translation (note 2) December 31,
		2007	2008	2008
	Note	NIS		U.S. dollars
		In thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	14	56,410	95,325	25,072
Short-term bank deposit		103,498	206	54
Marketable securities	11	199,394	171,849	45,200
Trade receivables	13a	776,251	729,970	191,996
Other accounts receivable	13b	99,841	87,624	23,047
Income taxes receivable		23,062	74,446	19,581
Inventories		453,944	497,080	130,742

Total current assets		1,712,400	1,656,500	435,692

NON-CURRENT ASSETS:
Investments in associates	9	4,948	4,915	1,293
Derivatives financial instruments	12	10,500	5,248	1,380
Prepaid expenses in respect of operating leases		199,679	192,426	50,612
Other long-term receivables	13c	48,289	1,554	409
Property, plant and equipment	6	1,613,515	1,701,222	447,454
Investment property	7	315,778	434,232	114,211
Intangible assets	8	280,420	404,422	106,371
Deferred taxes	21	33,542	44,508	11,706

Total non-current assets		2,506,671	2,788,527	733,436

Total assets		4,219,071	4,445,027	1,169,128

The accompanying notes are an integral part of the consolidated financial statements

June 25, 2009
Date of approval of the	David Wiessman	Zeev Vurembrand	Dror Moran
financial statements	Chairman of the Board of Directors	President and Chief Executive Officer	Vice President and Chief Financial Officer

		December 31		Convenience translation (note 2) December 31,
		2007	2008	2008
	Note	NIS		U.S. dollars
		In thousands
Liabilities and equity

CURRENT LIABILITIES:
Credit and loans from banks and others	19	171,010	210,901	55,471
Current maturities of debentures and convertible debentures	19	69,859	25,999	6,838
Trade payables		981,188	1,006,386	264,698
Other accounts payable and accrued expenses	18	404,929	437,810	115,153
Income taxes payable		2,905	6,933	1,824
Provisions	23	35,073	43,397	11,414
Total current liabilities		1,664,964	1,731,426	455,398

NON CURRENT LIABILITIES:
Long-term loans from banks, net of current maturities	19	248,488	341,586	89,844
Convertible debentures, net of current maturities	19	193,706	130,525	34,331
Debentures, net of current maturities	19	749,018	985,844	259,296
Other liabilities	20	11,646	39,925	10,501
Derivatives financial instruments	12	9,968	9,481	2,494
Liabilities for employee rights, net of amounts funded	22	35,986	49,911	13,128
Deferred taxes	21	57,615	60,327	15,867
Total long-term liabilities		1,306,427	1,617,599	425,461
Total liabilities		2,971,391	3,349,025	880,859

EQUITY:
Equity attributable to equity holders of the Company:
Ordinary shares	15	57,094	57,094	15,017
Additional paid-in capital	15	1,018,405	1,018,405	267,860
Other reserves	16	1,415	(261)	(69)
Accumulated deficit	17	(107,262)	(154,719)	(40,694)
		969,652	920,519	242,114

Minority interest		278,028	175,483	46,155
Total equity		1,247,680	1,096,002	288,269
Total liabilities and equity		4,219,071	4,445,027	1,169,128

The accompanying notes are an integral part of the consolidated financial statements

BLUE SQUARE – ISRAEL LTD.

CONSOLIDATED INCOME STATEMENTS

				Convenience
				translation
				(note 2)
				Year ended
		Year ended December 31		December 31,
		2007	2008	2008
	Note	NIS		U.S. Dollars
		In thousands (except earning per share data)

Sales		6,981,984	7,429,121	1,954,003
Cost of sales		5,129,578	5,369,149	1,412,191
Gross profit		1,852,406	2,059,972	541,812
Selling, general and administrative expenses		1,563,208	1,794,720	472,046
Operating profit before other gains and losses and net gain from adjustment of investment property to fair value		289,198	265,252	69,766
Other gains	24	15,835	12,233	3,218
Other losses	24	(12,755)	(14,716)	(3,870)
Net gain from adjustment of investment property to fair value		10,456	19,067	5,015
Operating profit		302,734	281,836	74,129
Finance income	27	60,978	60,700	15,965
Finance expenses	27	(118,297)	(166,295)	(43,739)
Finance expenses, net		57,319	105,595	27,774
Share in profit (loss) of associates		186	(33)	(9)
Income before taxes on income		245,601	176,208	46,346
Taxes on income	28	69,779	43,806	11,522
Profit for the year		175,822	132,402	34,824

Attributable to:
Equity holders of the company:		143,628	104,586	27,508
Minority interests		32,194	27,816	7,316

Earnings per Ordinary share or ADS attributable to equity holders of the Company:	29
Basic		3.39	2.41	0.63
Diluted		3.39	1.62	0.43

The accompanying notes are an integral part of the consolidated financial statements.

BLUE SQUARE – ISRAEL LTD.

CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE

		Year ended December 31,		Convenience translation (note 2) Year ended December 31,
		2007	2008	2008
	Note	NIS		U.S. dollars
		In thousands
Items net of tax
Available-for-sale financial assets	11	1,567	(2,214)	(582)
Actuarial loss on employee rights obligations	22	(646)	(10,346)	(2,721)

Net income (loss) recognized directly in equity		921	(12,560)	(3,303)
Profit for the year		175,822	132,402	34,824

Total recognized income for the year		176,743	119,842	31,521

Attributable to:
Equity holders of the Company		144,614	92,898	24,434
Minority interest		32,129	26,944	7,087

The accompanying notes are an integral part of the consolidated financial statements.

BLUE SQUARE – ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

			Convenience
			translation
			(note 2)
	Year ended		Year ended
	December 31,		December 31,
	2007	2008	2008
	NIS		U.S dollars
	In thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Income before taxes on income	245,601	176,208	46,346
Income tax paid	(60,903)	(94,212)	(24,779)
Adjustments to reflect cash flows from operating activities (a)	163,781	327,777	86,211
Net cash provided by operating activities	348,479	409,773	107,778

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(174,275)	(211,646)	(55,667)
Proceeds from sale of property, plant and equipment	1,478	1,559	410
Purchase of investment property	(21,339)	(69,749)	(18,344)
Proceeds from sale of investment property	14,978	6,567	1,727
Payments on account of real estate	(45,825)	-	-
Additional investment in subsidiaries	(5,000)	(186,403)	(49,028)
Proceeds from realization of investment in subsidiary	394	-	-
Investment in intangible assets	(15,021)	(30,372)	(7,988)
Collection of short-term bank deposit, net	398,513	101,281	26,639
Collection of long-term receivables	409	1,250	329
Proceeds from sale of marketable securities	13,340	185,104	48,686
Purchase of marketable securities	(175,258)	(169,747)	(44,647)
Acquisition of subsidiaries (b)	(161,876)	-	-
Interest received	55,170	17,778	4,676
Net cash used in investing activities	(114,312)	(354,378)	(93,207)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of convertible debentures	(16,728)	-	-
Dividends paid to shareholders	(280,000)	(150,000)	(39,453)
Issuance of debentures	-	121,259	31,894
Dividends paid to minority shareholders of subsidiaries	(50,706)	(22,077)	(5,807)
Receipt of long-term loans	269,364	231,398	60,862
Repayments of long-term loans	(215,143)	(130,571)	(34,343)
Repayments of credit of long-term payables	(1,740)	(1,740)	(458)
Short-term credit from banks, net	3,396	15,689	4,127
Interest paid	(72,527)	(89,244)	(23,473)
Net cash used in financing activities	(364,084)	(25,286)	(6,651)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(129,917)	30,109	7,920
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	182,946	53,029	13,948
CASH AND CASH EQUIVALENTS AT END OF YEAR (see note 14)	53,029	83,138	21,868
The accompanying notes are an integral part of the consolidated financial statement.

BLUE SQUARE – ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

				Convenience
				translation
				(note 2)
		Year ended		Year ended
		December 31,		December 31,
		2007	2008	2008
		NIS		U.S dollars
		In thousands
(a)	Adjustments to reflect cash flows from operating activities:
	Income and expenses not involving cash flows:
	Depreciation and amortization	141,100	153,882	40,474
	Net gain from adjustment of investment property to fair value	(10,456)	(19,067)	(5,015)
	Share in (profit) loss of associates	(186)	33	9
	Share-based payment	-	8,175	2,150
	Loss (gain) from sale, disposal and impairment of property, plant and equipment, net	(4,927)	5,989	1,575
	Loss (gain) from changes in fair value of derivatives	1,400	(19,247)	(5,062)
	Linkage differences on long-term loans and other liabilities, net	18,428	59,669	15,694
	Capital gain on reorganized holdings in subsidiary net of (loss) on decrease in the rate of holdings in subsidiary	1,520	(9,801)	(2,578)
	Increase (decrease) in liabilities for employee rights, net	(31)	263	69
	Decrease in value of marketable securities, deposit and long-term receivables, net	54,252	11,169	2,938
	Interest paid, net of interest received	17,357	71,466	18,797

	Changes in operating assets and liabilities:
	Decrease (increase) in trade receivables and other accounts receivable	(65,849)	59,967	15,771
	Increase in inventories	(16,145)	(43,136)	(11,346)
	Increase in trade payables, other accounts payable and provisions	27,318	48,415	12,735
		163,781	327,777	86,211

The accompanying notes are an integral part of the consolidated financial statement.

BLUE SQUARE – ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

				Convenience
				translation
				(note 2)
		Year ended		Year ended
		December 31,		December 31,
		2007	2008	2008
		NIS		U.S dollars
		In thousands

(b)	Acquisition of subsidiaries:
	Assets and liabilities at date of acquisition:
	Working capital (excluding cash and cash equivalents)	(58,999)	-	-
	Property, plant and equipment	(31,053)	-	-
	Deferred taxes, net	14,703	-	-
	Liability for employee rights, net	1,979	-	-
	Long-term loans and convertible debentures	34,288	-	-
	Intangible assets	(176,787)	-	-
	Minority interest	52,483	-	-
	Derivative	1,510	-	-
		(161,876)	-	-

(c)	Supplementary information on investing and financing activities not involving cash flows:
	Issuance of shares upon conversion of convertible debentures	255,676	-	-
	Conversion of convertible debentures of subsidiary	2,598	6,655	1,750
	Purchase of property, plant and equipment on credit	5,690	14,797	3,892

The accompanying notes are an integral part of the consolidated financial statement.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL:

 Information on the activities of Blue Square Israel Ltd and its subsidiaries

Blue Square-Israel Ltd. ("Blue Square") is an Israeli corporation, which, directly and through its subsidiaries (together - the Company), operates in the retail industry. Substantially all of its activities are the operation of chains of supermarkets in Israel. All references to the Company include, unless the context otherwise indicates, Blue-Square and its subsidiaries. The Company markets and sells a wide range of consumer products including food and beverages, organic food, apparel, pharmaceuticals, housewares and cosmetics. The Company is also engaged through its subsidiaries, in retail and wholesale activities that are not related to the food field of operations, including housewares, leisure and infant products. The Company is under control and ownership of Alon Israel Oil Company Ltd.
Blue Square is a limited public company incorporated and is Israeli resident. The address of its registered office is 2 Amal St., Afek Industrial Zone, Rosh Ha’ayin, Israel.  The shares of Blue Square are listed for trading on the New-York Stock Exchange (the "NYSE") and on the Tel-Aviv Stock Exchange (the "TASE").

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Convenience translation into U.S dollars (hereinafter-"dollars" or "$")

For the convenience of the reader, the reported New Israeli Shekel (NIS) amounts as of December 31, 2008 have been translated into dollars, at the representative rate of exchange on December 31, 2008 (U.S. $1 = NIS 3.802). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

a.	Basis of presentation

1)	Through December 31, 2007, the Company had drawn up its consolidated financial statements under accounting principles generally accepted in Israel (hereinafter - Israel GAAP).

Commencing the three-month period ended March 31, 2008, the company adopted IFRS.  IFRS are standards and interpretations that have been adopted by the International Accounting Standards Board. This body of standards includes:

(a)	International Financial Reporting Standards (IFRS);
(b)	International Accounting Standards (IAS), and;
(c)	Interpretations by the International Financial Reporting Interpretations Committee (IFRIC) or its predecessor, the Standing Interpretations Committee (SIC).

2)	The Company's financial statements as of December 31, 2008 and 2007 and for each of the years ended on those dates have been prepared in accordance with IFRS.

These financial statements are in the scope of International Financial Reporting Standard No. 1 - "First-Time Adoption of International Financial Reporting Standards" (hereinafter - IFRS 1), because they the first annual financial statements of the Company that were prepared IFRS.  These financial statements were prepared under IFRS that had been issued, became effective as of December, 31, 2008.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

The transition date to reporting under IFRS for the Company, under IFRS 1, is January 1, 2007 (hereinafter - "transition date").  Comparative data of the company as of December 31, 2007 and for the year then ended have been restated to retrospectively reflect the adoption of IFRS as from the transition date.  As to the effect of transition from reporting under Israeli GAAP to reporting under IFRS on comparative data in the consolidated financial statements, and the exemptions elected by the company under IFRS 1 - see note 36.

The principal accounting policies set out below have been consistently applied to all the periods presented, unless otherwise stated.

The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets at fair value through profit or loss, available for sale financial assets and investment property presented at fair value and subject to the reference below to the period during which Israel’s economy was hyper-inflationary.

The value of non monetary assets and equity items that were measured on the basis of historical cost under Israel GAAP, have been adjusted for changes in the general purchasing power of the Israeli currency -NIS, based upon changes in the Israeli Consumer Price Index (“CPI”) until December 31, 2003; as until that date the Israeli economy was considered hyperinflational according to IFRS.

Accordingly, amounts generating from group companies whose functional currency is the NIS,  relating to non-monetary assets (including depreciation and amortization thereon), investments in associated companies and equity items that originated prior the effective date, are based on the inflation-adjusted data (based on the December 2003 CPI), as previously reported.  All amounts arising originated in the period subsequent to the effective date, are included in the consolidated financial statements at their nominal values.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the group’s accounting policies. Areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 4.  Actual results may differ materially from estimates and assumptions used by the group's management.

b.	Consolidated financial statements

  1)        Subsidiaries

Subsidiaries are all entities over which the Company has the power to govern the financial and operating policies, generally accompanying shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is obtained by the Company. They are de-consolidated from the date that control ceases.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Company. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of transaction, plus costs directly attributable to the acquisition.  Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest.  The excess of the cost of acquisition over the fair value of the Company’s share of the identifiable net assets acquired is recorded as goodwill (see also note 36.4).

Inter-company transactions and balances have been eliminated in consolidation. Profit from inter-company sales, not yet realized outside the Company, have also been eliminated.

Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

  2)        Transactions with minority interests

The Company accounts for transactions with minority interests as transactions with parties external to the Company. Disposals to minority interests result in gains and losses for the group and are recorded in the income statement.  Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary.

A put option granted to a minority interest is accounted for as a financial liability based on the present value of the exercise price of the option with a corresponding reduction of minority interest. Related finance expenses are carried to income statements on current basis.

  3)         Joint ventures

The Company’s interests in jointly controlled entities are accounted for by the proportionate consolidation method.  The Company combines its share of the joint ventures’ individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the Company’s financial statements.

        4)     Associates

Associates are entities over which the Company has significant influence but not control generally accompanying between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost.

c.	Foreign currency transactions

        1)        Functional and presentation currency

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency).  The consolidated financial statements are presented in NIS, which is the Company’s functional currency.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

        2)         Transactions and balances

Transactions in a currency which is different from the functional currency (foreign currency) are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. Foreign exchange gains and losses are presented in the income statement within finance income or expenses.

d.	Property, plant and equipment

Property, plant and equipment are initially recognized at acquisition cost.  Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to thegroup and the cost of the item can be measured reliably.  When part of an asset is replaced, its carrying amount is derecognized.  All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Depreciation and impairment charges on property, plant and equipment stated at cost are recorded in the income statement.

Land is not depreciated. Depreciation of other assets is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives, as follows:

Years
Buildings	50
Vehicles	5-7
Furniture, equipment and installations	3-15 (mainly 10)

Leasehold improvements are amortized using the straight-line method over the shorter of the term of the lease or the expected useful lives of the improvements.
The assets residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.
An assets' carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (see below).

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within "Other income, net" in the income statement.

e.	Investment property

Investment property is held for long-term rental yields and is not occupied by the Company.  Investment property is initially measured at cost, including transaction costs.  Subsequent to initial recognition, investment property is stated at fair value, reflecting market conditions, determined at least annually by independent appraisers.  "O. Haushner Civil Eng. & Real Estate Apprisal Ltd." and "Katzir Friedman Barak & Co. Economic & Real Estate Appraisal." Fair value is based on current prices in an active market, adjusted, if necessary, for any differences in the nature, location or condition of the specific asset. If such information is not available, the Company uses alternative sources such as recent prices on less active markets or discounted cash flow projections. The fair value of the investment property is reviewed at each balance sheet date and any changes in fair value are recorded in the income statement under "Net gain from adjustment of investment property to fair value".

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Real estate under erection  or real estate that is being developed for future use as an investment property is classified as real estate under erection until the investment or development  are completed and is measured at cost. Upon change of status of real estate into investment property, the real estate under erection is re-mesured at fair value. Any gains or losses arising from such re-measurment are recorded in the income statement under "Net gain from adjustment of investment property to fair value."

Revenue from the sale of investment property, is recognized when the significant risks and rewards of ownership of the property have been transferred to the buyer; such revenue is not recognized where there are significant uncertainties as to the collection of the consideration of the transaction, the costs related thereto, or when the Company has significant continuing involvement landing the property that was sold.

As to amendment to IAS No.40 as part of annual improvements project of the IASB, see bb1h) below.

f.	Prepaid expenses in respect of operating leases

Land held under a lease with The Israel Lands Administration, when such land is not classified and accounted for as investment property, is classified and accounted for as an operating lease. Prepaid lease fees are included in the balance sheet as prepaid expenses and are charged to the income statement over the term of the lease, including any options to extend the term if it was reasonably certain, when the lease agreement was first signed, that the Company will exercise the option.
As to amendment to IAS No. 17 as part of annual improvements project of the IASB, see bb1i).

g.	Intangible assets:

1)     Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Company’s share of the identifiable net assets of the acquired subsidiary at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in "Intangible assets."

Goodwill is tested annually for impairment and when circumstances indicate that the carrying value may be impaired goodwill is carried at cost less any accumulated impairment losses.  Impairment losses on goodwill are not reversed.

Goodwill is allocated to cash-generating units or groups of cash-generating units that are expected to benefits from the business combination in which the goodwill arose.

2)     Brand name ,trademarks and customer base

The cost of brand name, trademarks and customer base acquired in a business combination is their fair value at the date of acquisition. After initial recognition, these intangible assets which have finite useful lives are carried at cost less accumulated amortization and any accumulated impairment losses. Amortization is calculated using the straight-line method over their estimated useful lives (brand name and trademarks eight years and customer base - fifteen years).

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

3)     Computer software

The costs of separately acquired computer software licenses are recognized as intangible assets. These licenses are amortized over their estimated useful lives (mainly four years).

Costs associated with servicing or maintaining computer software are recognized as an expense as incurred. Costs that are directly associated with the development of identifiable and unique software products controlled by the Company, that will generate probable future economic benefits and that meet certain technical financial and other criteria are recognized as intangible assets. Costs include directly attributable employee benefits. Computer software development costs recognized as assets are amortized over their estimated useful lives (not exceeding four years).

Other development expenditures that do not meet these criteria are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period

4)    Evacuation fees

Premiums paid to assume existing operating lease agreements and amortized over the remaining term of the lease.

h.	Impairment of non-financial assets

The Company reviews at each balance sheet date - whether any events have occurred or changes in circumstances have taken place, which might indicate that there has been impairment. When such indicators of impairment are present, the Company evaluates whether the carrying value of the asset can be recovered, and if necessary, records an impairment provision for the amount needed to write down the carrying amount to the recoverable amount. In addition, assets that have an indefinite useful life, such as goodwill, are not subject to amortization and are tested annually for impairment.

The recoverable amount of an asset is the higher of the asset’s fair value less costs to sell and its value in use. Value in use is based on estimated future cash flows from the continued use of the asset, including those expected at the time of its future retirement and disposal discounted to their present value using a discount rate that reflects the time value of money and the risks specific to the asset. In determining the value in use of an asset, the Company uses best available estimates as to the conditions that will prevail during the remaining useful life of the asset and as to the current condition of the asset. In computing the fair value less costs to sell of real estate, including land and lease rights, the Company makes use of valuations prepared by appraisers.

When it is not possible to assess whether an impairment provision is required for an individual asset which does not generate independent cash flows, the need for such a provision is assessed in relation to the recoverable value of the cash-generating unit to which that asset belongs.  For a cash-generating unit to which goodwill has been allocated, any impairment loss relating to that unit is initially to reduce the goodwill and the balance to reduce the carrying amount of the other assets.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

In 2007, the Company evaluated impairment separately for each store as a cash-generating unit. In 2008, the Company reorganized the food retail activities to incorporate all activities under one subsidiary while, at the same time, organizing the brand names so that the Company could meet the needs of specific customers in each geographic area (promotions, prices and variety) and increase customer loyalty program activities. As such, in 2008 the Company evaluates impairment separately for each store or the cash-generating unit to which the store belongs when the cash inflows of one store are dependant on the cash inflows of another store in the same geographic area. In evaluating impairment, the Company considers corporate assets relating to the stores or other cash-generating units as well as indirect costs that are directly attributable, or that can be reasonably and consistently allocated, to the stores or cash generating units.

An impairment loss is recognized in the income statement under "other gain or losses". Where events have occurred or changes in circumstances have taken place that indicate an impairment provision previously recognized for an asset other than goodwill may have decreased, the impairment provision may be partly or fully reversed only if the recoverable amount of the asset has increased as a result of changes in the estimates previously used in determining such amount.

i.	Borrowing costs

Borrowing costs incurred in respect of the construction of any qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use. Other borrowing costs are expensed.

j.	Financial assets

1)         Classification

The Company classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables and available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets at initial recognition.

a)	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term. Derivatives are also categorized as held for trading.

b)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.  They are included in current assets, except for maturities greater than 12 months after the balance sheet date.  These are classified as non-current assets.  The Company’s loans and receivables comprise "trade and other receivables", "short-term bank deposit" and "cash and cash equivalents".

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

c)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified to any of the other categories.  They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

2)     Recognition and measurment

Regular purchases and sales of financial assets are recognized on the settlement-date. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value and transaction costs are expensed in the income statement. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are carried at amortized cost using the effective interest method.

Gains or losses arising from changes in the fair value of the "financial assets at fair value through profit or loss" category are presented in the income statement within finance, income or expenses in the period in which they arise.

Gains or losses arising from changes in the fair value of available-for-sale securities are recognized in equity. Interest on non-monetary securities is recognized in the income statement as part of "finance income or expenses" using the effective interest method.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognized in equity are included in the income statement as part of "finance income or expenses".

The Company assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. Evidence of impairment may include indications of an event that has an impact on the estimated future cash flows of the financial asset.  In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in the income statement – is removed from equity and recognized in the income statement. Impairment losses recognized in the income statement on equity instruments are not reversed through the income statement; increases in fair value after impairments are recognized directly in equity.

In the case of debt investments, if the fair value subsequently increases and the income can be objectively related to an event occurring after the impairment loss was recognized; the impairment loss is reversed through the income statement.

Impairment testing of trade receivables is described in note m below.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

k.	Derivative financial instruments

Derivative financial instruments are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value.
The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

The Company's derivative financial instruments do not meet the criteria required for hedge accounting.  Changes in the fair value of these derivative financial instruments are recognized on a current basis in the income statement as part of "finance income or expenses."

Changes in fair value of separable embedded derivatives are recognized in the income statement as part of finance income or expenses.

L.	Inventories

Inventories (mainly merchandise) are stated at the lower of cost and net realizable value.  Cost is determined mainly by the “first-in, first-out” (FIFO) method. Net realizable value is the estimated selling price in the ordinary course of business, less applicable selling expenses.

The Company evaluates inventory shrinkage throughout the year based on the results of periodic stock taking in its stores, and records allowances based on the results of these counts to provide for estimated shrinkage as of balance sheet date.

m.	Trade receivables

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less allowance for doubtful accounts.

Management regularly monitors the balance of trade receivables, and the financial statements include a specific allowance computed for accounts, the collectability of which, in the view of management, is doubtful. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the income statement within selling general and administrative expenses. When a trade receivable is uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against selling general and administrative expenses in the income statement.

n.	Cash and cash equivalents

Cash and cash equivalents includes cash on hand, short-term bank deposits and other short-term highly liquid investments with original maturities of three months or less.

Bank overdrafts are presented-within "credit and loans from banks and other" in current liabilities in the balance sheet. For the purposes of the consolidated statement of cash flows, cash and cash equivalents are presented net of bank overdrafts.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

o.	Share capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from issuance proceeds.

p.	Trade payables and rebates

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Current rebates from suppliers are recorded in the financial statements upon receipt.

The Company is entitled to certain rebates only upon meeting specified purchasing targets, such as the fulfillment of a minimum annual purchase quota (in quantitative or monetary amounts), or an increase in purchases in comparison with purchases made in previous periods. The related rebates are recognized in the financial statements as earned on a pro rata basis based on a systematic calculation of the extent to which the Company has reached the target.

In some cases rebates due from suppliers for which the Company has no obligation to meet specified purchasing targets, are recorded in the financial statements on the basis of the purchases actually made.

Rebates from suppliers are presented as a reduction of inventories and cost of sales, as applicable.

q.	Club member award and loyalty programs

Club members participating in the Company's programs are entitled to earn benefits upon purchasing goods, which can be utilized over a specific term to receive certain free gifts or discounts on products or receive certain products sold by the Company free of charge.
The deferred revenue in respect of the said benefits is recorded as reduction of sales when the obligation to provide those benefits is incurred. Upon exercise of the benefits, the deferred revenue is carried to sales.

r.	Borrowings

Borrowings (including loans, debentures and convertible debentures) are recognized initially at fair value, net of transaction costs incurred.  Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the maturity amount is recognized in the income statement over the period of the borrowings using the effective interest method.

For convertible debentures, in which the conversion component constitutes an embedded derivative (and not equity) whose economic characteristics and risks are not closely related to the debentures, the debentures are initially recognized as the difference between the total proceeds from issuance and the fair value of the bifurcated embedded derivative at the date of issuance. Subsequent to initial recognition, the embedded derivative is measured at each balance sheet date at fair value, while the debentures are measured at amortized cost.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Loans from banks, debentures and convertible debentures, are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

s.	Current and deferred income taxes

The tax expense for the period comprises current and deferred taxes. Taxes relating to items recognized directly in equity are recognized also in equity. The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax are provided, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax is not recognized, if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither the accounting nor taxable profit. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is  settled.

Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax are not provided on temporary differences arising on investments in subsidiaries, since the Company controls the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.
Deferred tax assets and deferred tax liabilities are offset only if they relate to the same taxable entity and that entity has a legally enforceable right to offset those assets against the liabilities.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

t.	Employee benefits

1)	Retirement benefit obligations

The Company operates various pension schemes.  The schemes are generally funded through payments to insurance companies or trustee-administered funds, determined by periodic actuarial calculations.  The Company has both defined benefit and defined contribution plans. A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity.  The Company has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

Labor laws and agreements, and the practice of the Company, require it to pay retirement benefits to employees dismissed or retiring in certain other circumstances.
The obligation of the Company to pay retirement benefits is generally treated as a defined benefit plan. However, for employees for whom the retirement benefit obligation is covered by section 14 of the Israel Severance Pay Law , the obligation is treated as a defined contribution plan.

As part of the Company’s defined benefit obligation to relevant employees, the amount of benefits that such employees are entitled to receive upon retirement is based on the number of years of employment and the employee’s last monthly salary.

The Company’s obligation to the remaining employees as part of the defined contribution plan is to make regular contributions to a separate and independent entity, and the Company has no legal or constructive obligations to pay further contributions if the fund does not have sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

The retirement benefit obligation recognized in the balance sheet is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets. The defined benefit obligation is calculated annually by Kost, Forer, Gabbay & Kaierer , an independent qualified actuary (hereafter – independent qualified actuary) using the projected unit credit method.

The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows (after taking into account the expected rate of salary increases and other actuarial assumptions) by reference to Israeli Government bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension liability.

In accordance with IAS 19, “Employee Benefits”, the market yields used by the Company to discount expected future cash flows are based on the interest rates of Israeli Government bonds, since the Company’s management believes that Israel does not have a deep market for high-quality corporate bonds.

As stated above, the interest rate used by the Company to discount expected future cash flows for the purpose of computing the actuarial commitment is determined based on the interest rates of Israeli government bonds, since the Company’s management is in the opinion that Israel does not have a deep market for high-quality corporate bonds.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

To the best of Company management's knowledge, the question of whether Israel has a deep market for corporate bonds is being considered by the Israeli Accounting Standards Board and the Securities Authority (with the assistance of the Bank of Israel). Should the said bodies take a position that is different than the company's position in the matter (as presented above), the company may be required to amend the related results it reports as part of these financial statements.

Actuarial gains and losses are recognized outside of profit and loss in the "statement of recognized income and expense" (the "SORIE") in the period in which they arise.

Amounts funded for retirement benefits are measured at fair value. These funded amounts represent “plan assets”, as defined by IAS 19, and therefore are offset from retirement benefit obligation for balance sheet presentation.

The Company purchases insurance policies and regularly contributes to pension/retirement benefit funds to meet the pension/retirement obligation. For defined contribution plans in which the Company has no further payment obligations once the contributions have been paid, the contributions are recognized as employee benefit expense when they are paid.

Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

2)	Provision for unutilized sick leave

Pursuant to employment agreements, certain employees are entitled to receive payment for a certain number of sick leave days per year which are accumulating to future periods. Under these said agreements, the Company has undertaken to pay each employee, upon retirement, certain amounts which depend on the balance of the unutilized days and on the cumulative number of sick leave days the employee has utilized during his employment with the Company.

The provision for unutilized sick leave is based on an annual actuarial calculation by an independent, qualified actuary: In making such a computation, the actuary makes actuarial assumptions (rates of employee turnover, future salary levels etc). The cost of this benefit is recognized using the same method used for defined benefit retirement plans. Actuarial gains and losses are recognized outside of profit or loss in the Statement of Recognized Income and Expense the period in which they arise.

3)	Jubilee grant

Pursuant to employee agreements, certain employees are entitled to receive a jubilee grant upon completion of service of 20, 30 and 35 years.
A provision in respect of the jubilee grant that has been recorded in the consolidated financial statements and is based on an annual actuarial calculation, by an independent, qualified actuary.

4)	Vacation and recreation benefits

Every employee is legally entitled to vacation and recreation benefits, both computed on an annual basis.  This entitlement is based on the term of employment.  The Company records a liability and expense for vacation and recreation pay, based on the benefits that have been accumulated for each employee.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

5)	Share-based payment

The Company operates an equity-settled, share-based compensation plan.  Under this plan, the Company grant its employees stock options at its discretion.  The fair value of the employee services received in exchange for the grant of the options is recognized as an expense in the income statement with a corresponding credit to accumulated deficit in equity. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options on the date on which they are granted. At each balance sheet date, the Company revises its estimates of the number of options that are expected to vest. It recognizes the impact of the revision of original estimates, if any, in the income statement, with a corresponding adjustment to accumulated deficit in equity.

The consideration received upon exercise of stock options, net of any directly attributable transaction costs, are credited to share capital and additional paid in capital.

6)	Profit sharing and bonus plans

The Company recognizes a liability and an expense for bonuses and profit-sharing for employees, based on a formula that takes into consideration the profit attributable to the supermarket stores after certain adjustments. The equity holders of the Company recognizes a provision where contractually obligated or where there is a past practice that has created a constructive obligation.

7)	Termination benefits

Termination benefits are payable when employment is terminated by the Company before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits when it is demonstrably committed according to a detailed formal plan without possibility of withdrawal to either: terminating the employment of current employees; or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after the balance sheet date are discounted to their present value.

u.	Provisions

Provisions for termination benefits cost and for legal claims are recognized when the Company has a present legal or constructive obligation as a result of a past event; it is probable that an outflow of resources will be required to settle the obligation; and the amount can be reliably estimated.  Provisions are not recognized for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required for settlement is determined by considering the class of obligations as a whole.  A provision is recognized even if the likelihood of an outflow with respect to any one item in the class may be low.

Provisions are measured at present value according to management's best estimate of the expenditure required to settle the obligation at the balance sheet date.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

v.	Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods - in the ordinary course of the Company’s activities. Revenue is shown net of value added tax, returns, rebates and discounts and after eliminating sales within the group.

When the Company acts as an agent or an intermediary without bearing the risks and rewards resulting from the transaction, revenues are presented on a net basis. However, when the Company bears the risks and rewards resulting from the transaction, revenues are presented on a gross basis, distinguishing the revenue from the related expenses.

The Company recognizes revenue when the amount of revenue can be reliably measured. it is probable that future economic benefits will flow to the Company and when specific criteria have been met for each of the Company’s activities as described below. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sale have been resolved. The Company bases its estimates on past experience, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

1)	Sales of goods – retail

The Company operates a chain of supermarkets that sell food products, apparel and housewares. Sales of goods are recognized when a product is sold to the customer. Retail sales are usually paid for in cash, checks, or by credit cards.

It is the Company's policy to sell products to retail customers with a right to return.
Past experience is used to estimate and provide an allowance for such returns at the time the sale is recorded.

Revenue from  the sale of gift certificates is deferred and is recognized as income when the gift certificate is redeemed for the purchase of goods, or when the likelihood that the customer will redeem the certificate, based on the Company's experience, becomes remote.

Discounts, including those related to gift certificates, are recognized as a reduction of sales upon recognition of the related sales.

2)	Sales of goods – wholesale

The Company sells a range of products (apparel, housewares, infant products and toys) in the wholesale market.

Sales of goods are recognized when the products are delivered to the wholesaler. The criteria for delivery are satisfied when the products have been shipped to the specified location, the risks of obsolescence and loss have been transferred to the wholesaler, and either the wholesaler has accepted the products in accordance with the sales contract, the acceptance provisions have lapsed, or the Company has objective evidence that all criteria for acceptance have been satisfied.

Sales are recorded based on the price specified in the sales contract, net of estimated returns. No element of financing is deemed present as the sales are made under normal credit terms, which are consistent with market conditions.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

3)	Rental revenue

The Company’s lease agreements are “net” lease agreements, which require the tenants to pay all property related expenses.  The rent revenue is recognized on a straight-line basis over the rent period.

w.	Finance income and expenses
Finance income comprises interest income on funds invested, dividend income, net gains from changes in the fair value of financial assets measured at fair value through profit or loss, net gain from marketable securities, foreign currency gains, and net gains from changes in the fair value of derivative instruments that are recognized in the income statement. Interest income is recognized as it accrues, using the effective interest method. The net gain from changes in the fair value of financial assets measured at fair value through profit or loss includes interest deriving from such assets.

Finance expense comprises interest expense on loans received and debentures issued, changes in the time value of a discounted liability in respect of a put option to the minority, net losses from changes in the fair value of financial assets measured at fair value through profit or loss, foreign currency losses, financing expenses paid under a financing lease and net losses from changes in the fair value of derivative instruments. All borrowing costs are recognized in the statement of income using the effective interest method.

x.	Advertising costs

Advertising costs are expensed as incurred. Reimbursements from suppliers in respect of specific joint advertising campaigns are recognized as a reduction of these costs, in acordance with the terms of specific agreement.

y.	Leases

Lease agreement in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the leaser) are charged to the income statement on a straight-line basis over the period of the lease.

Land held under an operating lease is classified and accounted for as investment property when the property would otherwise meet the definition of investment property. In such case, the operating lease is accounted for as if it were a finance lease.

z.	Dividend distribution

Dividend distribution to the Company's shareholders is recognized as a liability in the Company’s financial statements in the period in which the dividends are approved by the Company’s Board of Directors.

aa.	Earnings per share

Basic earnings per share are calculated by dividing the profit attributable to equity holders of the Company by the weighted-average number of Ordinary shares outstanding during the period.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Diluted earnings per share are calculated by adjusting the profit attributable to equity holders of the Company and the weighted-average number of outstanding Ordinary shares for the effect of all potential Ordinary shares that are dilutive including share options granted to employees.

bb.	New and Amended IFRS and Interpretations

New International Financial Reporting Standards, Amendments to Standards and New interpretations

1)	Standards, Amendments and Interpretations issued but not yet effective:

(a)	IAS 27R - "Consolidated and Separate Financial Statements" (effective for financial years commencing on or after July 1, 2009).
IAS 27R requires that the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and accordingly, no further goodwill or gain or loss would arise from these transactions. IAS 27R also discusses the accounting treatment applied upon loss of control of a subsidiary. Any retained equity interests in the investee are to be remeasured to fair value and the resulting gain  or loss is recognized in profit or loss. The Company will implement IAS 27R prospectively with respect to future  transactions with non-controlling interests, commencing January 1, 2010.

(b)
IFRS 3R - "Business Combinations" (effective for financial years commencing on or after July 1, 2009). The amended standard continues making use of the purchase accounting method in accounting for business combinations, but with several significant changes. For example, all consideration for an acquisition of a business would be accounted for at fair value at date of acquisition, inculding contingent consideration which are classified as liabilities that are to be subsequently remeasured through profit and loss. For each business combination there is an option between measuring the minority interest in the acquired business at fair value or based on the minority interest's share in the net assets of the acquired business. All costs attributed to the acquisition should be carried to the income statement. The Company will implement IFRS 3R prospectively for all business combinations commencing January 1, 2010.

(c)
IAS 1R - "Presentation of Financial Statements" (effective for financial years commencing on or after January 1, 2009). IAS 1R sets overall requirements for the presentation of financial statements, guidelines for their structure and minimum requirements for their content.

IAS 1R requires that any change in equity resulting from transactions with shareholders in their capacity as owners should be presented in the statement of changes in equity separately from changes that do not result from transactions with shareholders (comprehensive income items). All comprehensive income items should be presented in the statement of comprehensive income. Entities are allowed to elect between presenting all income and expense items in a single statement of comprehensive income or in two statements (income statements and a statement of comprehensive income). Under IAS 1R, entities that restate or reclassify comparative figures are required to present a restated balance sheet as of the beginning of the earliest period presented. It is not expected that the implementation of the IAS 1R will have a material effect on the Company's financial statements.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

(d)
IFRS 8 – "Operating Segments" – (commencing from January 1, 2009). IFRS 8 replaces IAS 14 "Segment Reporting". The new standard requires a 'management approach', whereby segment information is presented on the same basis as that used for internal reporting purposes. The expected impact of IFRS 8 is still being assessed by management.

(e)
Amendment of IAS 1 – "Presentation of Financial Statements" – (effective commencing from January 1, 2009. The amendment is part of the annual improvements project of the IASB published in May 2008. The amendment clarifies that only some of the financial assets and liabilities accounted for as held for trading in accordance with IAS 39 constitute short-term assets and liabilities. The Company will apply the amendment to IAS 1 commencing from January 1, 2009.

(f)
Minor amendments were also made to the following standards: IFRS 7 – "Financial Instruments: Disclosures", IAS 8 – "Accounting Policy, Changes in Accounting Estimates and Errors", IAS 10 – "Events after the Balance Sheet", IAS 18 – "Revenue" and IAS 34 - "Interim Financial Reporting". These amendments are part of the annual improvements project of the IASB published in May 2008. The Company expects that these amendments will not have a material effect on the its financial statements.

(g)
IFRIC 13 -"Customer Loyalty Programs" - (effective from July 1, 2008). IFRIC 13 clarifies that where goods or services are sold together with a customer loyalty incentive (for example, loyalty points or free products), the arrangement is a multiple-element arrangement and the consideration receivable from the customer is allocated between the components of the arrangement using fair values. IFRIC 13 is not expected to have a material effect on the Company’s financial statements.

(h)
IAS 40 (Amedment), 'investment property' (hereafter - the amendment to IAS 40), un effect commencing January 1, 2009. The amendment is part of  the IASB's annual improvements project published in May 2008. property that is under construction or development for future use as investment property is whitin the scope of IAS 40. where the fair value model is applied, such property is, therefore, neasured at fair value. However, where fair value of investment property under construction is not reliably measurable, the property is measured at cost until the earlier of the date construction is completed and the date at which fair value becomes reliably measurable. The company considers the potential effect on the said amendment on its financial statements in the following periods.

(i)
Amendment to International Accounting Standard No. 17 – "Leases" (hereafter "the amendment to IAS 17) – in effect for annual reporting periods commencing January 1, 2010 and thereafter).  The amendment is part of the annual improvements project of the IASB published in April 2009.  In accordance with the amendment to IAS 17, the demand that lease of land would be classified automatically as operating lease in any case where it is not expected that ownership will be transferred to the lessee at the end of the lease period is cancelled.  Accordingly, the lease of land would be accounted for based on the regular criteria for classification as a finance lease or as an operating lease and based on the information available at time of entering into the lease agreement with retrospective application; unless the entity does not have the information required to apply the amendment to IAS 17 retrospectively.

The Company would apply the amendment to IAS 17 commencing January 1 2010.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Company's management examines the potential effects of application of the said amendment on its financial statements.

NOTE 3 – FINANCIAL RISK MANAGEMENT:

a.	Financial risk factors

The Company’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. The Company uses derivative financial instruments in order to partially hedge certain risk exposures.

The board of directors and senior management of the Company are responsible for determining and supervising the financial risk management fundamentals of each entity in accordance with each entitiy's business activities, financial structure and the relevant market conditions.

Risk management is carried out by the chief financial officer and treasury department of each entity based on policies approved by the board of directors. Treasury identifies, evaluates and hedges financial risks in close cooperation with the Company’s operating units. The board of directors provides principles for overall risk management, covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, raising long- term debt and investment of excess liquidity.

(a) Market risk

(i) Foreign currency risk

The operating units comprising the Company are domiciled and operate in Israel. Some of those units import part of their inventories and raw materials. Those units are exposed to foreign currency risk arising primarily with respect to the US dollar.  Some units use foward currency contracts in order to hedge part of the foreign currency risk.

At  December 31 2008 and 2007, the Company did not have any substantial balances in foreign currencies and, therefore, the Company’s exposure to foreign exchange risk was immaterial.

(ii) Price risk

The Company is exposed to price risk in respect of its investments in debt securities that are classified as available for sale or at fair value through profit or loss. To manage its price risk arising from investments in debt securities, the Company diversifies its portfolio in accordance with the pre-defined limits set by the Company.

The Company invests in Israeli Government debt securities and debt securities of entities that are publicly traded on the Tel Aviv Stock Exchange that have a minimum rating of A+ at the date of investment.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL RISK MANAGEMENT (continued):

The table below summarizes the impact on the Company’s post-tax profit for the year and on equity of an increase/decrease of 5% in the market price of the investments. The analysis is based on the assumption that all other variables are held constant.

	Year ended December 31		December 31
	2007	2008	2007	2008
	NIS in millions
	Impact on post-tax profit		Impact on equity

Government bonds	0.1	-	3.1	2.7
Corporate bonds	1.1	0.5	3.9	3.5

	1.2	0.5	7.0	6.2

Post-tax profit for the year would increase/decrease as a result of gains/losses on debt securities classified as at fair value through profit or loss. Equity would increase/decrease as a result of gains/losses on debt securities classified as available for sale and securities classified as fair value through profit and loss.

Blue Square and certain of its subsidiaries have issued convertible debentures. The conversion components are embedded derivatives which are measured at each reporting date at fair value. At December 31, 2008, if the market price of the Company’s or relevant subsidiary’s shares had increased/decreased by 5% with all other variables held constant, the effect on the fair value of the embedded derivatives would have been increased/decreased post –tax profit for the year by NIS 1.1 million (2007: NIS 3.9 million).

(iii) CPI risk

The Company has an excess of CPI- linked liabilities over CPI - linked assets (mainly in respect of outstanding debentures). The Company uses forward CPI contracts in order to partially hedge this risk. At December 31, 2008, if the CPI had increased/decreased by 2% with all other variables held constant, post-tax profit for the year would have decreased/increased by NIS 13.6 million (2007: NIS 17.2 million).

(iv) Cash flow and fair value interest rate risk

Borrowings issued at variable rates expose the Company to cash flow interest rate risk. Borrowings issued at fixed rates expose the group to fair value interest rate risk. At December 31, 2008, if interest rates on borrowings had been 5% higher/lower with all other variables held constant, post-tax profit for the year would have been NIS 0.1 million (2007: NIS 0.1 million) lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings.  The Company’s investments in debt securities of fixed rates and short-term deposit expose the Company to fair value interest rate risk.  If interest rates had been 5% higher/lower with all the other variables held constant other components of equity would have been NIS 5.7 million (2007: NIS 5.8 million) lower/higher mainly as result of the decrease/increase in the fair value of these debt securities classified as available for sale.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL RISK MANAGEMENT (continued):

(b) Credit risk

Credit risk is managed separately by each of the Company's operating units. Credit risk arises from cash and cash equivalents, marketable securities, short term deposits with banks as well as credit exposure to retail and wholesale customers.

Cash and cash equivalents, deposits and marketable securities are maintained with major banking institutions in Israel.

The Company's investments are comprised of Israeli Government debt securities and debt securities of entities that are publicly traded on the Tel Aviv Stock Exchange and that have a minimum rating of A+ at the date of investment. According to the Company's investment policy, there are no significant concentrations of credit risk in respect of investments in debt securities.

Sales to retail customers are collected principally through use of major credit cards, post-dated checks (partially guaranteed by credit insurance) or cash.

Sales to wholesale customers are mainly made under accepted market credit terms. The credit quality of each wholesale customer is assessed. The Company's customers are diversified and the risk of credit concentration is immaterial. Individual risk limits are set based on internal ratings that take into consideration the customer’s financial position, credit history and other factors.

(c) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, the Company's operating units maintain flexibility in funding by use of credit facilities.

Management monitors rolling forecasts of the Company’s liquidity reserve (comprised of borrowing facilities and cash and cash equivalents on the basis of expected cash flows. This is generally carried out at corporate’s level. These reserves vary by location to take into account the liquidity of the market in which the Company operates. In addition, the Company’s liquidity management policy involves projecting cash flows and considering the necessary level of liquid assets; monitoring balance sheet liquidity requirements; and maintaining debt financing plans.

The table below analyses the Company’s financial liabilities and net-settled derivative financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.  Therefore, these amounts will not reconcile to the amounts disclosed in the balance sheet except for balances due within 12 months which equal their carrying amounts as the impact of discounting is not material.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL RISK MANAGEMENT (continued):

	December 31, 2008
	Less than 1 Year	Between 1 and 2 Years	Between 2 and 5 Years	Over 5 Years	Total
Trade payables	1,004,799	-	-	-	1,004,799
Other payables	435,491	114	499	367	436,471
Forward contracts (fair value)	-	11,593	-	-	11,593
Bank Loans	236,163	116,496	214,220	68,163	635,042
Debenture and convertible debentures	78,589	132,231	506,149	812,258	1,529,227
Other long-term payables	9,130	28,249	15,783	1,383	54,545
Total	1,764,172	288,683	736,651	882,171	3,671,677

	December 31, 2007
	Less than 1 Year	Between 1 and 2 Years	Between 2 and 5 Years	Over 5 Years	Total
Trade payables	976,278	-	-	-	976,278
Other payables	415,214	33	91	46	415,384
Bank loans	199,555	99,986	127,877	64,564	491,982
Debenture and convertible debentures	55,182	72,695	276,661	952,380	1,356,918
Other long-term payables	7,287	1,923	18,749	2,688	30,647
Total	1,653,516	174,637	423,378	1,019,678	3,271,209

b.	Capital risk management

The Company’s objectives in managing capital are to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

Consistent with others in the industry, the Company monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt to EBITDA. Net debt is calculated as total borrowings (including ‘current and non-current borrowings’ as shown in the consolidated balance sheet) less cash and cash equivalents, short-term deposits and marketable debt securities. This ratio is a non-GAAP figure not determined in IFRS and its definition and calculation may vary from one Company to another. The Company considers this ratio to be an impotent measure for investors, analysts and rating agencies. The debentures of Blue Square are rated ilA+ by S&P Maalot, see note 19b.

c.	Fair value estimation

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL RISK MANAGEMENT (continued):

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Company uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments.

The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using quoted forward exchange rates at the balance sheet date.

The carrying value less impairment provision of trade receivables and payables and short-term deposit, are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Company for similar financial instruments.

Regarding the fair value of non-current borrowings, see Note 19(1)(d).

d.	Company exposure of monetary balances:

1.	The currency exposure of the Company's monetary assets and liabilities and their fair value balances is as follows:

	December 31, 2008
	NIS linked to CPI	NIS unlinked	US Dollar	Other currencies	Total	Fair value
	NIS in thousands
Assets:
Cash and cash equivalents	-	95,325	-	-	95,325	95,325
Short term bank deposits	-	206	-	-	206	206
Marketable securities	104,803	61,485	4,653	908	171,849	171,849
Trade receivables	-	729,970	-	-	729,970	729,970
Other receivables	-	69,926	-	-	69,926	69,926
Income taxes receivable	74,446	-	-	-	74,446	74,446
Derivative financial instrument	-	4,700	548	-	5,248	5,248
Long-term receivables	3,268	-	-	-	8,516	8,516
Total assets	182,517	961,612	5,201	908	1,155,486	1,155,486

Liabilities:
Short-term bank credit and loans	-	77,988	-	-	77,988	77,988
Trade payables	-	1,006,053	333	-	1,006,386	1,006,386
Other accounts payable and accrued expenses	34,437	446,770	-	-	481,207	481,207
Income tax payables	6,933	-	-	-	6,933	6,933

Loans	113,880	360,619	-	-	474,499	477,750
Debentures	985,844	-	-	-	985,844	958,993
Convertible debentures	156,524	-	-	-	156,524	124,587
Long-term payable	2,984	30,633	4,753	-	38,370	38,304
Derivative financial instruments	942	-	1,238	7,301	9,481	9,481
Total liabilities	1,301,544	1,922,063	6,324	7,301	3,237,232	3,181,629

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL RISK MANAGEMENT (continued):

2.	Changes in the exchange rates of the US dollar and the Israeli CPI, in the reported periods are as follows:

Year	Exchange rate of the US dollar	Israel known CPI (1)	Israel actual CPI (2)
	%	%	%

2008	(1.1)	4.5	3.8
2007	(9.0)	2.8	3.4

(1)	Calculated based on published CPI date (through November of end year)
(2)	Calculated based on actual CPI date (through December of end year)

NOTE 4 - CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS:

Estimates and judgments are continually evaluated, and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates and assumptions

The Company makes estimates and assumptions concerning the future. The uncertainty inherent in accounting estimates can result in outcomes that differ materially from the estimates . The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

1)	Impairment of non financial assets

In accordance with the accounting policy stated in note 2, the Company reviews at each balance sheet date whether any events have occurred or changes in circumstances have taken place, which might indicate that there has been an impairment of property, plant and equipment and identifiable intangibles. When such indicators of impairment are present, the Company evaluates whether the carrying value of the asset in the Company's accounts can be recovered from the cash flows anticipated from that asset, and, if necessary, records an impairment provision necessary to adjust the carrying amount to the recoverable amount.

The recoverable amount of an asset is the higher of the net selling price of the asset's fair value less cost to sell and its value in use. These calculations require the use of estimates. See note 6 for details of key assumptions.

The Company tests at least annually whether goodwill has been impaired in accordance with the accounting policy stated in note 2. The recoverable amount of the cash-generating unit to which goodwill has been allocated is determined based on value-in-use calculations. These calculations require the use of estimates. See note 8 for details of key assumptions.

2)	Revaluation of investment property

Investment property is presented at fair value based on assessments of external independent appraisers, who have the appropriate qualifications. In certain cases fair value is determined using discounted cash flows that are based on assumptions as to discount rate. Changes in the discount rate will change the calculated fair value and may therefore materially affect the Company's results of operations.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (continued):

3)	Retirement benefit obligations and provision for unutilized sick leave

The present value of the obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost of retirement benefits and provision for unutilized sick leave include the discount rate. Other key assumptions such as future wage increases and retirement rates, are based in part on current market conditions and past experience. Any changes in these assumptions will impact the carrying amount of the obligations.

The Company determines the appropriate discount rate at the end of each year.  This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the retirement obligations. In determining the appropriate discount rate, the Company considers the interest rates of Israeli government bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related retirement liability.

4)	Provisions for claims

The provisions for legal claims are recorded based on the estimates of the Company’s management (after consulting with the legal counsel) as to the likelihood that cash flows will be required to settle these liabilities, and at the amount of such cash flows.

5)	Income taxes and deferred taxes

There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes liabilities for anticipated tax issues based on estimates of whether additional taxes will be due. Where the final outcome of these matters differs from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

In addition, the Company recognizes deferred tax assets and tax liabilities based on the difference between the carrying value of such assets and liabilities and their amount for tax purposes. The Company continually assesses the recoverability of deferred tax assets, based on historical taxable income, expected taxable income, the expected timing of the reversals of temporary differences and the application of tax planning strategies. If the Company is unable to generate sufficient future taxable income, or actual results differ from its other assumptions, the Company might be required to reduce its deferred tax assets or to increase its deferred tax liabilities, which will increase its effective tax rate, and negatively affect its operations.

6)	Impairment of available-for-sale financial assets:

The Company follows the guidance in IAS 39 to determine when an available-for-sale financial asset is impaired.  This determination requires significant judgment.  In making this judgment, the Company evaluates, among other factors, the duration and extent to which the fair value of an investment is less than its cost, and the financial position of and short-term business outlook of the issuer of the instrument, including factors such as industry and sector performance, changes in technology and operating and financing cash flows.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (continued):

7)	Fair value of derivative and other financial instruments

The fair value of financial instruments that are not traded in an active market (for example, derivatives) is determined by using valuation techniques. The Company uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at each balance sheet date. The Company has used discounted cash flow analysis for various derivative financial assets that are not traded in active markets. Changes in assumptions could affect the  reported fair value of these financial instruments.

NOTE 5 - BUSINESS COMBINATIONS:

a.	Acquisitions:

1)	Bee Group Retail Ltd. ("Bee group")

a)
In May 2005, the Company completed the purchase of 50% of the holding of Bee Group, an Israeli Company that is currently engaged in retail and wholesale activities in the non food area, including homewares, leisure and products.

Total consideration amounted to NIS 25 million and consists of cash payment of NIS 3.2 million for the shares and NIS 21.8 million, which was granted as capital notes. The capital notes are unlinked and interest free. The acquisition cost of Bee Group was allocated to its assets and liabilities based on their fair value on the date of acquisition.

The purchase agreement stipulated that the capital notes repayment will be comprised of distributable earnings but not in excess of 50% of such earnings and that the other shareholders in Bee Group will be entitled consequently to a preferred dividend in an amount equal to the notes repayment on such date, up to the full repayment of the notes.

b)
In April 2007, the Company purchased additional 10% of the issued and paid-up share capital of Bee Group in consideration for NIS 5 million. the  excess of cost over the carrying amount of the minority interest acquired - in the amount of NIS 1.8 million - was recorded as goodwill.

c)
In September 2008, the Company acquired an additional 25% of the outstanding share capital of Bee Group, from the other shareholders of Bee Group (the "Sellers"), increasing the Company's interest in Bee Group to 85%. The Company paid NIS 35.4 million for these shares. The excess of cost over the carrying amount of the minority interest acquired in the amount of NIS 29.8 million was recorded as goodwill.

Furthermore, during the five-year period from date of closing, the Company is entitled to acquire the remaining 15% of Bee Group's share capital (the "Remaining Shares") for the aggregate consideration of approximately NIS 21.24 million, increased by 7.5% annually until actual payment (the "Call Option").  At the second anniversary of the closing date, the Sellers are entitled to sell the Remaining Shares to the Company for the same exercise  price as for the Call Option in the event the Company had not previously exercised the Call Option (the "Put Option"). The agreement provides that in the event Bee Group completes an initial public offering of its shares during the three years from date of closing, the exercise price in the Call Option and the Put Option would generally be adjusted in accordance with the value ascribed to the Bee Group in the offering (including in the event the Call Option and Put Option had been previously exercised). The put option to the minority interest is accounted for as a financial liability based on the current redemption value of the exercise price of the option with a corresponding reduction of minority interest and an increase in goodwill of  NIS 17.9 million.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - BUSINESS COMBINATIONS (continued):

As a result, as of September 2008 Bee group was fully consolidated (100%) in the Company consolidated financial statements.

Bee Group has paid cash dividend to Bee Group shareholders in the aggregate amount of NIS 13.7 million, of which the Sellers would be paid NIS 11 million.

2)	Vardinon Textiles Ltd.("Vardinon")

In April 2007, Bee Group completed its acquisition of 85.8% of the shares conferring ownership and control of Vardinon Textiles Ltd, an Israeli public Company which is traded on the Tel-Aviv Stock Exchange ("TASE"). Vardinon is engaged in the field of housewares.

The consideration for the acquisition amounted to 38.1 million. The acquisition generated goodwill of NIS 9.8 million, brand name of NIS 3.8 million and customer base of NIS 0.9 million based on the purchase price allocation.

In December 2007, Bee Group sold approximately 1.2% of Vardinon's shares in consideration for NIS 0.4 million, which approximated its carrying amount.

The financial statements of Vardinon were consolidated for the first time in 2007. The consolidated income statements for the year 2007 include the share of profits of Vardinon for the period from the date of acquisition to December 31, 2007.

3)	Eden Briut Teva Market Ltd. ("Eden")

In October 2007, the Company completed its acquisition of 51% of the outstanding shares of Eden, a private Israeli retail Company established in 2003, operating at the date of acquisition two supermarkets, specializing in organic, natural and health food products. The consideration for the acquisition was approximately NIS 22.5 million. In addition, the Company provided Eden with shareholder loans in the amount of NIS 47 million of which NIS 33 million is a long-term loan (which is treated as inter-company loan and eliminated in consolidation). This loan is linked to the CPI and bears annual interest of 4%.  The loan would be repaid commensurate with the distribution of a preferred dividend by Eden to the other shareholders, based on their shareholdings in Eden. The balance of NIS 14 million is a short-term loan. The loan bears interest of 3.15% as of December 31, 2008, which is similar to interest payable on short-term loans of the Company. Interest is payable on a quarterly basis. Principal is to be repaid in accordance with Eden's ability to do so. Should the terms for grant of a bonus of $ 5 million to the CEO be met, half of the short-term owners' loan provided by the Company would be considered to be an owners' loan that is subject to the terms of the long-term owners' loan, as above. Should one of the terms for a grant of bonus to the CEO, which is the former owner of Eden, and currently holds 49% of the outstanding shares of Eden be met, one quarter of the owners' loan provided by the Company would be considered to be an owners' loan that is subject to the terms of the long-term owners' loan, as above.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - BUSINESS COMBINATIONS (continued):

The acquisition also provides for the Company to supply all guarantees and financing required in connection with Eden's operations in the future.

The payment of the above mention bonus to Eden's CEO is stipulated upon the satisfaction of various operational and performance thresholds. Since Eden's CEO is obligated to continue working in Eden, the Company makes provisions in respect of possible future bonus payments.

The acquisition generated goodwill of NIS 39.9 million and brand name of NIS 6.6 million based on the purchase price allocation.

The financial statements of Eden were consolidated for the first time in 2007. The consolidated income statement for the year 2007 includes the share of the profits of Eden for the period from the date of acquisition to December 31, 2007.

4)	Na’aman Porcelain Ltd.("Na'aman")

On October 31, 2007, Bee Group completed the acquisition of 57.87% (51.5% on a fully diluted basis) of the shares of Na'aman, a public Company which is traded in the TASE. Na'aman is engaged in the field of housewares.

Total consideration amounted to NIS 101 million (including NIS 1 million relating to acquisition costs). The acquisition generated goodwill of NIS 55.7 million, customer base of NIS 44.4 million and brand name of NIS 7.1 million based on the purchase price allocation.

The financial statements of Naaman were consolidated for the first time in 2007. The consolidated income statement for the year 2007 includes the share in the profits of Naaman for the period from the date of acquisition to December 31, 2007.

5)	Blue Square Chain Investment Properties ("BSIP")

In November 2008, the Company completed the cash tender offer to acquire BSIP’s share capital for a consideration of NIS 150.7 million. Following completion of the acquisition, the Company now holds 100% ownership and control of the shares, and BSIP's shares will be no longer be traded in the Tel Aviv Stock Exchange. As a result of the acquisition the Company recorded goodwill in the amount of NIS 50.6 million.

b.	Bee Group Reorganization

During 2008, Bee Group reorganized its holding of the Companies in the houseware operation.

1)	Agreement for merger of Sheshet Chain of stores for House hold utensils Ltd with Na'aman:

As part of the reorganization, Na'aman issued ordinary shares to Bee Group in consideration for its 75% holdings in Sheshet's issued share capital, and as a result Bee Group has increased it holdings in Na'aman and decreased its holdings in Sheshet.  Na'aman has also issued ordinary shares to the other shareholder of Sheshet in consideration for its 25% holdings in Sheshet's issued share capital, and as a result Bee Group decreased its holding in Na'aman.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - BUSINESS COMBINATIONS (continued):

As a result of the decrease in Bee Group holdings in Na'aman, Bee group recognized a gain of NIS 12 million, and an increase in goodwill in the amount of NIS 11.6 million. Currently, Bee Group holds 62.54% of the issued share capital of Na'aman (59.0% on a fully diluted basis).

2)	Agreement for Na'aman's acquisition of shares of Vardinon

Na'aman acquired all of Bee Group's holdings in Vardinon such that subsequent to the completion of the agreement, Na'aman holds approximately 85% of Vardinon's share capital.  The purchase price was determined based on the price paid by the Bee Group for the acquisition of Vardinon's shares from the previous shareholders in accordance with an agreement dated February 28, 2007, net of adjustments as stipulated in the agreement.

c.	Other:

1)	As to a commitment of the Company in connection with acquisition of Diners Israel, see note 32.

2)	The list of principal investee companies is presented in the appendix to the financial statements.

NOTE 6 – PROPERTY PLANTS AND EQUIPMENT:

a.	Composition of assets and the accumulated depreciation and amortization thereon, grouped by major classifications, and changes therein are as follows:

	Land and buildings	Leasehold improvements	Furniture, equipment and installations	Motor vehicles	Total
	NIS in thousands
Cost:

Balance at January 1, 2008	1,287,117	542,236	1,449,253	21,480	3,300,086
Additions	37,788	81,301	117,935	3,220	240,244
Disposals	-	(18,906)	(96,889)	(2,294)	(118,089)
Transfer from investment property	14,880	-	-	-	14,880
Transfer to investment property	(15,398)	-	-	-	(15,398)

Balance at December 31, 2008	1,324,387	604,631	1,470,299	22,406	3,421,723

Accumulated depreciation:

Balance at January 1, 2008	278,892	351,604	1,016,118	10,731	1,657,345
Additions	20,922	39,890	89,107	2,426	152,345
Disposals	-	(18,860)	(95,773)	(1,639)	(116,272)

Balance at December 31, 2008	299,814	372,634	1,009,452	11,518	1,693,418

Impairment of property, plant and equipment (see b below)	9,918	5,690	11,475	-	27,083

Net book value at December 31, 2008	1,014,655	226,307	449,372	10,888	1,701,222

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – PROPERTY PLANTS AND EQUIPMENT (continued):

	Land and buildings	Leasehold improvements	Furniture, equipment and installations	Motor vehicles	Total
	NIS in thousands
Cost:

Balance at January 1, 2007	1,267,831	494,573	1,336,437	19,344	3,118,185
Additions	19,286	38,710	116,471	238	174,705
Disposals	-	(1,682)	(18,353)	(3,822)	(23,857)
Changes due to acquisitions of subsidiaries consolidated for the first time	-	10,635	14,698	5,720	31,053

Balance at December 31, 2007	1,287,117	542,236	1,449,253	21,480	3,300,086

Accumulated depreciation:

Balance at January 1, 2007	258,893	321,104	946,201	11,814	1,538,012
Additions	19,999	32,000	82,879	2,031	136,909
Disposals	-	(1,500)	(12,962)	(3,114)	(17,576)

Balance at December 31, 2007	278,892	351,604	1,016,118	10,731	1,657,345
Impairment of property, plant and equipment (see b below)	12,852	5,614	10,760	-	29,226

Net book value at December 31, 2007	995,373	185,018	422,375	10,749	1,613,515

b.
During 2008 the Company recorded impairment provisions resulting in net amount of NIS 3.4 million. This was the result of recording provisions of NIS 9.3 million in respect of certain stores, against which was offset the reduction in the impairment provisions in respect of other stores that had been recorded in previous years in the amount of NIS 5.9 million.

During 2007 the Company recorded a reversal of impairment provisions resulting in the net amount of NIS 13.5 million. This was the result of recording provisions of NIS 18.7 million for the first time in respect of certain stores, against which was offset the reduction in the impairment provisions in respect of other stores that had been recorded in previous years in the amount of NIS 32.2 million.

Impairment provisions or the reversal of such provisions are included in the income statement within Other gain or losses.

In calculating the impairment for the reported years, based on discounted expected future cash flows, the Company used a discount rate before tax for each cash-generating unit (CGU) as detailed in Note 8c.

The balance of the impairment provisions as of December 31, 2008 and 2007, is after a reduction for depreciation corresponding to the depreciation of the related assets and after elimination of the portion of the provision relating to assets that were disposed of during the period.

c.	Additional details:

Certain real estate assets which have been transferred to the Company from the previous parent cooperative are in the process of being registered in the name of the Company.

d.	As to liens placed on assets, see note 33.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – INVESTMENT PROPERTY:

The changes in the carrying value of investment property for the years ended December 31, 2008 and 2007, respectively, are as follows:

	December 31
	2007	2008
	NIS in thousands
At January 1	298,026	315,778

Transfer to property, plant and equipment (b)	-	(14,880)
Transfer from property, plant and equipment (c)	-	15,398
Additions (d)	21,339	104,657
Disposals	(14,978)	(6,567)
Net gain from adjustments of investment property to fair value	11,391	19,846

At December 31	315,778	434,232

a)      All the Company's investments are located in Israel.

b)	In December 2008, the property was rented to a subsidiary and therefore it was transferred from investment prorperties to property, plant and equipment.

c)	In 2008, the construction of the investment property was completed and therefore it was transferred from property, plant and equipment to investment properties.

d)
The additions in 2008, totaling NIS 105 million, include NIS 39 million of rental offices and NIS 66 million of land in areas used for commercial and industrial development. The additions include the completion of investment property transactions, the balance of which, as of December 31, 2007 (NIS 35 million), was included in other long term receivables.

e)
The fair value of the investment property items was determined by "O. Haushner Civil Eng. & Real Estate Appraisal Ltd." and "Katzir Friedman Barak & Co. Economic & Real Estate Appraisal", independent qualified appraisers who are members of the Real Estate Appraisers Association in Israel – based on the current prices in an active market for similar property, locations and conditions, and based on the discount of the cash flows that are expected to arise from the assets. The range of discount rates used by the appraiser are 8%-12% per annum (mainly 8-8.75%).

f)	Rental revenue that has been recognized in the income statement within sales:

	Year ended December 31,
	2007	2008
	NIS in thousands
Rental income	15,772	20,152

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – INTANGIBLE ASSETS:

a.	Composition of intangible assets and the accumulated amortization thereon, grouped by major classifications, and changes therein in 2007 and 2008, are as follows:

			Brand
			name and
			trade	Customer	Evacuation
	Goodwill	Software	marks	base	fees	Total
	NIS in thousands
Balance at January 1, 2007
Cost	81,110	60,518	2,926	215	1,230	145,999
Accumulated amortization and impairment	-	(45,273)	(954)	(20)	-	(46,247)
Net carrying amount	81,110	15,245	1,972	195	1,230	99,752

Year ended 31 December 2007

Opening net carrying amount	81,110	15,245	1,972	195	1,230	99,752
Additions	-	10,320	58	-	4,643	15,021

Decrease in ownership interest in subsidiary due to dilution	(2,051)	-	-	-	-	(2,051)

Changes due to acquisitions of subsidiaries consolidated for the first time	111,356	-	17,631	45,408	2,392	176,787

Amortization charge	-	(6,427)	(797)	(605)	(1,260)	(9,089)

Closing net carrying amount	190,415	19,138	18,864	44,998	7,005	280,420

At 31 December 2007
Cost	190,415	70,838	20,615	45,623	8,265	335,756

Accumulated amortization and impairment	-	(51,700)	(1,751)	(625)	(1,260)	55,336

Net carrying amount	190,415	19,138	18,864	44,998	7,005	280,420

Year ended 31 December 2008
Opening net carrying amount	190,415	19,138	18,864	44,998	7,005	280,420
Changes due to acquisitions of minority interest	111,890	-	-	-	-	111,890

Additions	-	19,299	122	-	11,311	30,372

Decrease in ownership interest in subsidiary due to dilution	(2,467)	-	-	-	(447)	(2,914)

Amortization charge	-	(8,493)	(1,925)	(3,207)	(2,081)	(15,706)

Closing net carrying amount	299,838	29,944	17,061	41,791	15,788	404,422
At 31 December 2008
Cost	299,838	90,137	20,737	45,623	19,129	475,464
Accumulated amortization and impairment	-	(60,193)	(3,676)	(3,832)	(3,341)	(71,042)

Net carrying amount	299,838	29,944	17,061	41,791	15,788	404,422

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - INTANGIBLE ASSETS (continued):

b.	Amortization of NIS 15.7 million (2007: NIS 9 million) is included in the income statement within Selling, general and administrative expenses.

c.	Impairment tests for goodwill

Goodwill is allocated to three identified groups of cash-generating units (CGUs).

The components of goodwill are as follows:

	December 31,
	2007	2008
	NIS in thousands
Food Retail	110,120	162,780
Houseware	69,419	110,952
Leisure	10,876	26,106
	190,415	299,838

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use pre-tax cash flow projections based on financial budgets approved by management and management estimation covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates stated below. The growth rate does not exceed the long-term average growth rate for the business in which the CGU operates.

The key assumptions used for value in-use calculations are as follows:

	Food retail	Houseware	Leisure
	%
Gross margin (1)	26.5	20.6	33-59
Growth rate (2)	2	2	2
Discount rate (3)	10	14.6	14-18.25

1.	Expected gross margin.
2.	Weighted average growth rate used to extrapolate cash flows beyond the budget management estimations covering a five-year period.
3.	Pre-tax discount rate applied to cash flow projections.

These assumptions have been used for the analysis of each CGU.

Management determined budgeted gross margin based on past performance and its expectations of market development. The weighted average growth rates used are consistent with the forecasts included in industry reports. The discount rates used are pre-tax and reflect specific risks relating to the relevant operating business unit.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – INVESTMENTS IN JOINT VENTURES AND ASSOCIATES:

a. Investment in joint ventures

The following amounts represent the group 50% share of the assets and liabilities, and the results of these companies (the identity of these companies are listed in the appendix at the end of the financial statements).

	December 31
	2007	2008
	NIS in thousands
Assets:
Current assets	3,729	3,226
Non current assets	48,726	51,221
	52,455	54,447
Liabilities:
Current liabilities	2,251	2,327
Non current liabilities	3,303	9,663
	5,554	11,990

Net Assets:	46,901	42,457

	´	December 31
		2007	2008
		NIS in thousands

Sales		2,041	3,916
Expenses		1,276	1,128
Profit for the year		2,245	3,094

b.       Investment in associates

1. Composition
	December 31,
	2007	2008
	NIS in thousands
Shares:

Cost of shares	402	402
Share in undistributed profits accumulated since acquisition	2,452	2,419
	2,854	2,821
Perpetual capital notes (a)	1,378	1,378
Long-term loans (b)	716	716
	4,948	4,915

(a)	Perpetual capital notes are linked to the Israeli CPI and bear interest at an annual rate of 5%. The interest and difference of linkage to the CPI are paid on annual bases.
(b)
The loans are linked to the Israeli CPI and bear interest at an annual rate of 4.5%. The repayment date has not yet been determined.
The interest and difference of linkage to the CPI are paid on annual bases.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – INVESTMENTS IN JOINT VENTURES AND ASSOCIATES (continued):

2.	The Company share of the results of its principal associates, all of which are unlisted, and its aggregated assets (including goodwill) and liabilities, are as follows:

Name	Assets	Liabilities	Revenues	Profit (loss)	% interest held
	NIS in thousands
2008
Radio "Non-stop" Ltd	7,157	4,802	7,362	(33)	33%
"Tush Hafakot" Ltd	230	304	548	-	25%
2007
Radio "Non-stop” Ltd	6,804	4,275	6,668	199	33%
"Tush Hafakot" Ltd	18	235	472	(13)	25%

NOTE 10a - FINANCIAL INSTRUMENTS BY CATEGORY:

	December 31, 2008
	Loans and Receivables	Assets at fair value through the profit and loss	Available for sale	Total
	NIS in thousands
Cash and cash equivalents	95,325	-	-	95,325
Short term bank deposits	206	-	-	206
Marketable securities	-	14,713	157,136	171,849
Trade receivables	729,970	-	-	729,970
Other receivables excluding prepayments	69,926	-	-	69,926
Income taxes receivable	74,446	-	-	74,446
Investment in associates	2,180	-	-	2,180
Long-term receivables	1,088	-	-	1,088
Derivative financial instruments	-	5,248	-	5,248
Total	973,141	19,961	157,136	1,150,288

	December 31, 2008
	Other financial liabilities at amortized cost	Liabilities at fair value through the profit and loss	Total
	NIS in thousands
Short-term bank credit and loans	77,988	-	77,988
Trade payable	1,006,386	-	1,006,386
Other account payable	426,217	-	426,217
Derivative financial instrument (included among other accounts payable)	-	11,593	11,593
Income tax payable	6,933	-	6,933
Provisions	43,397	-	43,397
Bank loans	474,499		474,499
Convertible debentures	148,549	-	148,549
Conversion component embedded in the convertible debentures	-	7,975	7,975
Debentures	985,844	-	985,844
Derivative financial instruments	-	9,481	9,481
Long-term payable	38,370	-	38,370
Total	3,208,183	29,049	3,237,232

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10a - FINANCIAL INSTRUMENTTS BY CATEGORY (continued):

	December 31, 2007
	Loans and Receivables	Assets at fair value through the profit and loss	Available for sale	Total
	NIS in thousands
Cash and cash equivalents	56,410	-	-	56,410
Short term bank deposits	103,498	-	-	103,498
Marketable securities	-	32,795	166,599	199,394
Trade receivables	776,251	-	-	776,251
Other receivables excluding prepayments	81,910	-	-	81,910
Income taxes receivable	23,062	-	-	23,062
Investment in associates	2,094	-	-	2,094
Long-term receivables	2,430	-	-	2,430
Derivative financial instruments	-	10,500	-	10,500

Total	1,045,655	43,295	166,599	1,255,549

	December 31, 2007
	Other financial liabilities at amortized cost	Liabilities at fair value through the profit and loss	Total
	NIS in thousands
Short-term bank credit and loans	53,749	-	53,749
Trade payable	981,188	-	981,188
Other account payable	404,929	-	404,929
Income tax payable	2,905	-	2,905
Provisions	35,073	-	35,073
Bank loans	365,749	-	365,749
Convertible debentures	147,566	-	147,566
Conversion component embedded in the convertible debentures	-	46,140	46,140
Debentures	818,877	-	818,877
Derivative financial instruments	-	9,968	9,968
Long-term payable	11,646	-	11,646

Total	2,821,682	56,108	2,877,790

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10b – CREDIT QUALITY OF FINANCIAL ASSETS:

The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to the internal composition based on historical information that has been accumulated in the Company's entities over the years, as follows:

	December 31
	2007	2008
	NIS in thousands
Trade receivables
Balances with related party (note 34)	42,771	56,550
Credit cards	550,159	482,345
Insured checks receivables*	479	40,091
Checks receivables	106,261	81,935
Open accounts	56,761	48,663
	756,431	709,584

*
The Company and part of the Company's subsidiaries are engaged with check credit companies to fully receive payments of checks that have been approved by the check credit company, even if no cover is available at the indicated time of payment.

Cash and cash equivalents and short term bank deposit

Most of the Company Cash and cash equivalents and short term deposit at December 31, 2008 were deposited with major bank in Israel.

Available-for-sale debt securities

As described in note 3, the Company's investments are publicly traded in the Tel-Aviv Stock Exchange and independently rated with a minimum A+ at the date of investment.

The balances are presented at fair value net of provision for impairments that were from equity into income statements.

The maximum exposure to credit risk at the reporting date is the carrying value of the financial assets presented in the balance sheet.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – MARKETABLE SECURITIES:

	December 31
	2007	2008
	NIS in thousands

Available for sale financial assets	166,599	157,136
Financial assets at fair value through profit or loss	32,795	14,713
	199,394	171,849

a.	Available for sale financial assets

	2007	2008
	NIS in thousands

At January 1	-	166,599
Additions	175,258	169,747
Disposales	(13,340)	(185,104)
Net gain	4,681	5,894
At December 31	166,599	157,136

In 2008 the Company removed profits in the amount of NIS 3,810 from equity into the income statement. In addition, the Company classified NIS 2,503 to equity due to impairments.

Available-for-sale financial assets includes the following:

	December 31
	2007	2008
	NIS in thousands
Government Bonds	84,500	74,034
Corporate Bonds	82,099	83,102
	166,599	157,136

Available-for-sale financial assets are denominated in the following currencies:

	December 31
	2007	2008
	NIS in thousands
NIS - Unlinked	54,757	61,484
NIS linked to the Israeli CPI	108,410	90,090
Other foreign currencies	3,432	5,562
	166,599	157,136

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – MARKETABLE SECURITIES (continued):

b.	Financial assets at fair value through profit or loss

	December 31
	2007	2008
	NIS in thousands
Government bonds	2,638	-
Corporate bonds	30,157	14,713

Total	32,795	14,713

The fair value of all debt securities is based on closing prices in an active market.

NOTE 12 – DERIVATIVE FINANCIAL INSTRUMENTS:

		December 31
		2007		2008
Derivative financial instruments	Balance sheet item	NIS in thousands
		Assets	Liabilities	Assets	Liabilities
Forward contracts over the Israeli CPI*	Other payables	-	-	-	11,593
Embedded derivatives :
Rent agreements	Derivatives financial instruments	-	8,458	548	8,539
Conversion component embedded in the convertible debentures (see note 19)	Convertible debentures	-	46,140	-	** 7,975
Diners option (see note 32)	Derivatives financial instruments	10,500	-	4,700	-
Warrants	Derivatives financial instruments	-	1,510	-	942

Total		10,500	56,108	5,248	29,049

*	The notional principal amounts of the outstanding forward over the Israeli CPI contracts at December 31,2008 were NIS 351,000 thousands.
**	The amount of NIS 7,645 is shown with the current maturities of the convertible debentures.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – TRADE RECEIVABLES AND OTHER RECEIVABLES:

a.       Trade receivables

	December 31
	2007	2008
	NIS in thousands
Trade receivables (see note 10b)	810,786	767,548
Less: provision for impairment of trade receivables	(34,535)	(37,578)
	776,251	729,970

As of December 31, 2008, trade receivables of  NIS 11,165 (2007: NIS 7,894) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. The ageing analysis of these trade receivables is as follows:

	December 31
	2007	2008
	NIS in thousands
Up to 3 months	3,268	3,199
3 to 6 months	4,626	7,966

	7,894	11,165

As of December 31, 2008, trade receivables of NIS 46,799 (2007: NIS 46,461) were impaired and provided for. The amount of the provision was NIS 37,578 as of December 31, 2008 (2007: NIS 34,535). The individually impaired receivables mainly relate to individual customers, which have unexpectedly encountered difficult situations. It was assessed that a portion of the receivables is expected to be recovered. The ageing of these receivables is over 6 months.

Movements in the Company's provisions for impairment of trade receivables are as follows:

	2007	2008
	NIS in thousands
At January 1	29,945	34,535

Provisions for receivables impairment	3,920	4,667
Receivables written off during the year as uncollectible	(1,062)	(1,354)
Unused amounts reversed	(225)	(270)
Additions in respect of companies consolidated for the
first time	1,957	-

At December 31	34,535	37,578

The creation and release of provisions for impaired receivables have been included in the income statement within "Selling, general and administrative expenses."  Amounts charged to the allowance account are generally written off when there is no expectation of recovering additional cash.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivables mentioned above. The Company does not hold any collateral as security.

The fair value of trade receivables is usually identical or close to their carrying value.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – TRADE RECEIVABLES AND OTHER RECEIVABLES (continued):

	December 31
	2007	2008
	NIS in thousands
b. Other receivables
Prepayments	17,931	17,698
Related parties	20,378	8,104
Government authorities	-	7,772
Receivables in respect of gift certificates	32,477	20,388
Other	29,055	33,662
	99,841	87,624

The fair value of other receivables is usually identical or close to their carrying value.

c.      Other long term receivables
	December 31
	2007	2008
	NIS in thousands
Payments on account of real estate (1)	45,825	-
Others	2,464	1,554
	48,289	1,554

(1)
In November 2007, BSRE's audit committee and Board of Directors approved the founders’ agreement (hereinafter – "the founders agreement"), which BSRE signed with Bee Group. Under the said agreement, BSRE and Bee Group would establish a joint Company (hereinafter – "the joint Company") in equal parts for the purpose of acquiring land in the Beer Tovia industrial zone; this land would be used for the erection of a logistic centre, of 20,000 square meters, to be used mainly by Bee Group (hereinafter – "the project").  On the same date, the audit committee and the Board of Directors also approved the agreement BSRE signed, in the name of the joint Company, with a third party, for the acquisition of the land as above, at the area of 74 dunam and in consideration for NIS 18 million.

The joint Company "Logistic Center Bee Blue Square Ltd." was established on January 2, 2008. The rental agreements and terms thereof were approved by BSRE's general assembly on January 6, 2008. As of December 31, 2007 BSRE and Bee Group paid an advance of NIS 12 million. As of December 31,2008 the balance is included in the property, plant and equipment.

In December 2008, after the BSRE'S Audit Committee has given its approval, the Board of Directors allowed the company to acquire from Bee Group its holdings in Logistic Center Bee Blue Square Ltd. and its rights (arising from a shareholders' loan extended to Logistic Center Bee Blue Square Ltd. in consideration for NIS 50 thousands for the share and an amount equal to the balance of the shareholders' loan extended by Bee Group Retail Ltd. to Logistic Center Bee Blue Square Ltd. (as of December 31, 2008 – the balance of the loans was NIS 9,388 thousands), so that after the said transactions the company would hold 100% of the share capital and voting rights in Logistic Center Bee Blue Square Ltd. and in the shareholders' loans that were approved.

In November 2007, BSRE has entered into agreements with third parties in connection with the acquisition of an industrial asset in Kiriat Arieh in Petah Tikvah (hereinafter – "the asset"), in consideration for NIS 31 million (hereinafter – "the consideration").

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – TRADE RECEIVABLES AND OTHER RECEIVABLES (continued):

Upon signing the agreement, BSRE advanced a total of NIS 12.5 million on account of the consideration. BSRE paid the remaining amount of consideration – NIS 18.5 million on January 1, 2008 against transfer of possession. As of December 31,2008 the balance is included in investment property.

On December 31, 2007 BSRE entered into an agreement with a third party for the acquisition of land of 11 dunam, located on Weitzman St. in the Ra’anana North industrial zone (hereinafter – the land) in consideration for NIS 33.5 million (hereinafter – the consideration). BSRE paid an advance of NIS 21.5 million at the date of the agreement. On January 14, 2008, BSRE paid the remaining consideration for the land – NIS 12 million and was given possession of the land. As of December 31,2008 the balance is included in investment property.

NOTE 14 – CASH AND CASH EQUIVALENTS:

	Weighted average	December 31
	Interest rates at	2007	2008
	December 2008	NIS in thousands
Cash at bank and on hand		17,978	14,149
Short-term bank deposits	2.84%	38,432	81,176

		56,410	95,325

Cash, cash equivalents and bank overdrafts include the following for the purposes of the cash flow statement:

	December 31
	2007	2008
	NIS in thousands
Cash and cash equivalents	56,410	95,325
Bank overdrafts (note 19(1))	(3,381)	(12,187)

	53,029	83,138

NOTE 15 – SHARE CAPITAL AND PREMIUM:

			Additional
		Ordinary	paid-in
	Number of	shares	capital	Total
	shares	NIS in thousands
At January 1, 2007	39,692,983	53,414	766,409	819,823
Change during 2007 -
Issuance of shares upon conversion of convertible debentures	3,679,836	3,680	251,996	255,676
At December 31, 2007	43,372,819	57,094	1,018,405	1,075,499
Change during 2008 -	-,-	-,-	-,-	-,-
At December 31, 2008	43,372,819	57,094	1,018,405	1,075,499

The total authorized number of ordinary shares as of December 31, 2008 and 2007 is 100 million shares with a par value of NIS 1 per share. All issued shares are fully paid.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – SHARE CAPITAL AND PREMIUM (continued):

In July 1996, the Company completed a global offering of 6,900,000 American Depositary Shares (ADS), each ADS representing one Ordinary share, at a price per share of $11. In addition, in June 1999, 1,500,000 ADS were issued upon the exercise of stock options.

The ADS are traded on the New York Stock Exchange (NYSE). The issued shares represent as of December 31, 2008 1.3% of the outstanding Ordinary Shares of the Company. As of December 31, 2008 the shares are quoted at $ 5.85 per ADS share.

Commencing in November 2000, the Company’s shares have also been listed for trading on the Tel Aviv Stock Exchange. As of December 31, 2008 the shares are quoted at NIS 21.36 per ordinary share.

During 2007, Company debentures with a par value of approximately NIS 107,636 thousands were converted into 3,679,836 ordinary shares.

Share options plan

On January 21, 2008,  the Company's Board of Directors had resolved to adopt a share options plan (hereinafter - "the plan") for managers and employees of the Company. The total number of shares reserved for issuance under the plan will be 5 million shares, (including options issuable to the Company's newly appointed President and Chief Executive Officer, Mr. Zeev Vurembrand). All exercises of options under the plan are to be on a cashless basis. Each option can be exercised to purchase one ordinary share of NIS 1 par value of the Company. Immediately upon allotment, the ordinary shares issued upon exercise of the options will have the same rights as other ordinary shares of the Company.

Under the plan, employees and/or managers who will exercise the options would be allotted only shares that reflect the benefit component embodied in the options, as computed at date of exercise, i.e., the difference between the exercise price of each option and the quoted price of a NIS 1 par value share at date of exercise.

a)
In March 2008, the Company granted 2,452,500 options to employees and 2,200,000 options to managers, who will be entitled to exercise the options at the end of the following vesting periods: 66.7% at the end of two years from the date of grant and the remaining 33.3% at the end of three years from the date of grant. The options granted to employees and managers can be exercised in the period of 30 days and 6 months from the end of the vesting period, respectively. Any options not exercised by this date will expire.

The exercise price for employees and managers on the day options were granted is NIS 36.15 (unlinked) and NIS 39.06 (unlinked) per share, respectively. The quoted price of the Company’s ordinary shares, immediately before the date of approval of the grant of options by the Board of Directors, was NIS 36.15.

The average fair value of the options granted to employees and managers at the grant date - computed according to the Black&Scholes option-pricing model - is approximately NIS 6.12 and NIS 5.57, respectively. This value is based on the following assumptions: expected dividend yield of 6.4%; expected volatility of approximately 28%; risk-free interest rate of approximately 4.5%; and anticipated term until the end of the exercise period. Volatility is based on historical volatility of the Company’s share price for periods matching the expected term of the option until exercise.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – SHARE CAPITAL AND PREMIUM (continued):

b)
In May 2008, the Company granted 140,000 options to managers, who will be entitled to exercise the options at the end of the following vesting periods: 66.7% at the end of two years from the date of grant and the remaining 33.3% at the end of three years from the date of grant. The options granted to managers can be exercised in the period of 6 months from the end of the vesting period. Any options not exercised by this date will expire.

The exercise price for managers on the day options were granted is NIS 39.06 (unlinked) per share. The quoted price of the Company’s ordinary shares, immediately before the date of approval of the grant of options by the Board of Directors, was NIS 46.0.
The average fair value of the options granted to managers at the grant date - computed according to the Black & Scholes option-pricing model - is approximately NIS 13.2. This value is based on the following assumptions: expected dividend yield of 6.4%; expected volatility of approximately 29%; risk-free interest rate of approximately 5.1%; and anticipated term until the end of the exercise period. Volatility is based on historical volatility of the Company’s share price for periods matching the expected term of the option until exercise.

c)
In August 2008, the Company granted 135,500 options to employees and 100,000 options to managers, who will be entitled to exercise the options at the end of the following vesting periods: 66.7% at the end of two years from the date of grant and the remaining 33.3% at the end of three years from the date of grant. The options granted to employees and managers can be exercised in the period of 30 days and 6 months from the end of the vesting period, respectively. Any options not exercised by this date will expire.

The exercise price for employees and managers on the day options were granted is NIS 36.15 (unlinked) and NIS 39.06 (unlinked) per share, respectively. The quoted price of the Company’s ordinary shares, immediately before the date of approval of the grant of options by the Board of Directors, was NIS 36.23.
The average fair value of the options granted to employees and managers at the grant date - computed according to the Black-Scholes option-pricing model - is approximately NIS 6.7 and NIS 6.1, respectively. This value is based on the following assumptions: expected dividend yield of 7.5%; expected volatility of approximately 30%; risk-free interest rate of approximately 5.1%; and anticipated term until the end of the exercise period. Volatility is based on historical volatility of the Company’s share price for periods matching the expected term of the option until exercise.

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

Following the dividend distribution in October 2008, the option exercise price per share for employees and mangers was adjusted. The adjusted price for employees is NIS 34.42 and for managers is NIS 37.33.

In respect of the options plan, the Company recorded in its financial statements in the year of 2008, a total expense amount to NIS 8 million.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – SHARE CAPITAL AND PREMIUM (continued):

Average exercise prices are as follows:

	Average exercise price per share * (NIS)	Number of options (thousands)
At January 1, 2008	-	-

Granted	35.83	5,028
Forfeited	34.42	(159)
At December 31, 2008	35.88	4,869

Options can be exercised at December 31, 2008	-	-

*	After adjusting the option exercise price at the rate of 50% of cash dividends distributed.

Share options outstanding at the end of the year have the following expiry date and exercise prices:

December 31, 2008
Number of options (thousands)	Range of exercise prices (NIS)	Average of expiry date (years)

4,869	34.42-37.33	1.6

Share options plans in subsidiaries

a.
In August 2008, BSRE's Board of Directors had resolved to adopt a share options plan for managers of BSRE. The total number of shares reserved for issuance under the plan will be  250,000 shares. All exercises of options under the plan are to be on a cashless basis. Each option can be exercised to purchase one ordinary share of NIS 1 par value of BSRE. Immediately upon allotment, the ordinary shares issued upon exercise of the options will have the same rights as other ordinary shares of BSRE. The exercise price of the option will set at date of grand, otherwise according to the average quoted price of BSRE's ordinary share during the 30 trading days before the date of the grant.

Under the plan, managers who will exercise the options would be allotted only shares that reflect the benefit component embodied in the options, as computed at date of exercise, i.e., the difference between the exercise price of each option and the quoted price of a NIS 1 par value share at date of exercise.

Under the plan, the options to managers can be exercised in the period of 6 months from the end of the vesting  period. Any option not exercised by this date will expire.

In August 2008, BSRE granted 125,000 options to BSRE's Chief Executive Officer, who will be entitled to exercise the options at the end of the following vesting periods: 66.7% at the end of two years from the date of grant and the remaining 33.3% at the end of three years from the date of grant. The options can be exercised in the period of 6 months from the end of the vesting period.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – SHARE CAPITAL AND PREMIUM (continued):

The exercise price is NIS 51.76 (unlinked) per share. The quoted price of BSRE's ordinary share before the date of approval of the grant of options by the Board of Directors, was NIS 46.91.

Therefore, the benefit component based on Black & Scholes option pricing model is NIS 7.11 in respect of the first batch and 9.83 in respect of the second batch, so that the total fair value amounts to NIS 1. million.

The fair value is based on the following assumptions: expected volatility of approximately 26%; risk-free interest rate of approximately 5%; and anticipated term until the end of the exercise period. The exercise price would be adjusted at the rate of 50% of cash dividends distributed during the term of the options.

In respect of the options plan, BSRE recorded in its financial statements in the year of 2008, a total  expense amount to NIS 0.2 million.

b.
In August 2005, Na'aman's Board of Directors had resolved to adopt a share options plan for employees of Na'aman. The total number of shares reserved for issuance under the plan will be  300,000 shares. All exercises of options under the plan are to be on a cashless basis. Each option can be exercised to purchase one ordinary share of NIS 1 par value of Naaman. Immediately upon allotment, the ordinary shares issued upon exercise of the options will have the same rights as other ordinary shares of Na'aman.

Under the plan employees who will exercise the options would be allotted only shares that reflect the benefit component embodied in the options, as computed at date of exercise, i.e., the difference between the exercise price of each option and the quoted price of a NIS 1 par value share at date of exercise.

In November 2005, Na'aman granted 300,000 options to employees, who will be entitled to exercise the options at the end of the following vesting periods: 33% at the end of November 2006, 33% at the end of November 2007 and the remaining  34% at the end of November 2008. The options granted to employees can be exercised by the end of May 2009. Any options not exercised by this date will expire.

The exercise price is NIS 5.95 linked to Israeli CPI, subject to adjustments in the event of distribution of bonus shares and cash dividends. The quoted price of Na’aman's ordinary share, immediately before the date of approval of the grant of options by the Board of Directors, was NIS 9.7.

The average fair value of the options granted to employees at the grant date - computed according to the quoted price of Na’aman's warrant in November 2005 is NIS 2.

As of December 31, 2008 any option did not exercise or expire.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – OTHER RESERVES:

Available-for-sale investments
NIS in thousands
At January 1, 2007	-
Revaluation – gross	3,090
Revaluation – tax	(896)
Gain from sales transfer to finance income/expenses – gross	(1,097)
Gain from sales transfer to finance income/expense – tax	318
At December 31, 2007	1,415
Revaluation – gross	(1,105)
Revaluation – tax	342
Impairment transfer to finance expense- gross	2,112
Impairment transfer to finance expense- tax	(559)
Gain from sales transfer to finance income/expense- gross	(3,338)
Gain from sales transfer to finance income/expense- tax	872
At December 31, 2008	(261)
NOTE 17 – ACCUMULATED DEFICIT:

NIS in thousands
At January 1, 2007	29,539
Profit for the year	143,628
Dividends paid	(280,000)
Actuarial loss on post employment benefit obligations, net of tax	(429)

At December 31, 2007	(107,262)

Profit for the year	104,586
Dividends paid	(150,000)
Share-based payment	7,969
Actuarial loss on post employment benefit obligations, net of tax	(10,012)
At December 31, 2008	(154,719)

NOTE 18 – OTHER ACCOUNT PAYABLES AND ACCRUED EXPENSES:

	December 31
	2007	2008
	NIS in thousands
Payroll and related expenses and other employee benefits	129,910	136,886
Government authorities	22,774	6,309
Liability in respect of gift certificates	148,754	167,919
Derivative financial instrument (see note 12)	11,593	-
Accrued expenses and other	91,898	126,696
Total	404,929	437,810

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 - LOANS FROM BANKS, DEBENTURES AND CONVERTIBLE DEBENTURES:

1) Loans from banks

a.	Composition:

	December 31
	2007	2008
	NIS in thousands
Current liabilities:
Bank overdrafts (note 14)	3,381	12,187
Bank loans	50,368	65,801
Current maturities	117,261	132,913

	171,010	210,901

Non-current liabilities:
Bank loans	248,488	341,586
	419,498	552,487

b.	Composition and details of liabilities based on interest rates and linkage terms

	December 31
	Weighted interest rate (a)		2007	2008
	%		NIS in thousands

NIS - Link to the Israeli CPI	(b)	5.1	189,851	113,880
NIS - Unlink and bears a fixed annual interest rate	(c)	5.5	48,750	305,456
NIS - Unlink and bears a variable annual interest rate	(d)	4.6	180,897	133,151
			419,498	552,487

(a)	Weighted average interest rate, as of December 31,2008.

(b)	As of December 31, 2008 includes approximately NIS 45 million at weighted average interest rate of 4.3% and the balance of approximately NIS 69 million is at weighted average interest rate of 5.6%.

(c)	As of December 31, 2008 includes: NIS 215 million at interest rate of 4.8% and the balance of approximately NIS 90 million is at weighted average interest rate of 7%.

(d)
As of December 31, 2008 includes: approximately NIS 50 million at weighted average interest rate of 4.7% ; approximately NIS 61 million at weighted average interest rate of 4.8%. The balance of approximately NIS 22 million is at weighted average interest rate of 4%.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 - LOANS FROM BANKS, DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

c.      The long-term loans are repayable in the years subsequent to the balance sheet date as follows :

	December 31
	2007	2008
	NIS in thousands
Second year	86,910	97,832
Third year	52,571	79,791
Fourth year	36,067	61,295
Fifth year and afterwards	72,940	102,668

	248,488	341,586

d.      The carrying amounts and fair value of the non-current loans are as follows:

	December 31
	2007	2008	2007	2008
	NIS in thousands
	Carrying amount		Fair value

Bank loans	365,498	474,499	358,732	477,750

The fair values of long-term loans are based on cash flows discounted using a rate based on the capitalization rate of 4.7% - 5.7% (linked) to the Israeli CPI and 4% - 7.5% (unlinked).

The carrying amounts of short-term loans approximate their fair value.

e.     Financial covenants

Bee Group and its investee companies have loans in total amount of approximately NIS 146 million, whereby the companies have undertaken to meet certain financial covenants. As of December 31,2008, Bee Group and its investee companies meet the above mentioned covenants.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 - LOANS FROM BANKS, DEBENTURES AND CONVERTIBLE DEBENTURES(continued):

2) Debentures and convertible debentures

a. Composition

	December 31, 2008					Total
	Issued by					December 31
	The company		Subsidiaries			2008		2007
	Debentures	Convertible debentures	Debentures	Convertible debentures		Debentures	Convertible debentures	Debentures	Convertible debentures
	NIS in thousands

Face value of debentures and conversion component (1)	219,266	36,622	818,280	105,696		1,037,546	142,318	866,233	141,080
Conversion component at fair value (2)	-	7,645	-	330		-	7,975	-	46,140
In addition of premium (less discount), net of accumulated amortization	(19,681)	-	(32,021)	6,231		(51,702)	6,231	(47,356)	6,486
	199,585	44,267	786,259	112,257		985,844	156,524	818,877	193,706

Less - current maturities of face value of debentures and convertible debentures (1)	-	18,311	-	43		-	18,354	69,859	-
Less - current maturities of conversion component	-	7,645	-	-		-	7,645	-	-
	199,585	18,311	786,259	112,214		985,844	130,525	749,018	193,706
NIS 1 par value (in thousands)	200,000	33,455	775,000	100,000	*

* Regards only to BSRE.

(1)  See also b bellow.
(2)  The fair value is calculated based on the binominal model, as follows:

	December 31, 2007			December 31, 2008
		Subsidiaries			Subsidiary
	The Company	BSRE	Na’aman	The Company	BSRE
Discount rate	6.13%	5.00%	2.10%-3.20%	5.81%	6.75%

Share price (NIS)	51.90	54.00	10.18	21.36	49.00

Standard deviation of the share price	24.58%-27.16%	29.54%-31.08%	43.4%	39.24%-62.57%	32.57%-32.97%

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 – LOANS FROM BANKS, DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

b.	The debentures and the convertible debentures (linked to the Israeli CPI) are repayable in the years subsequent to the balance sheet date as follows (not including premium or discount) :

	December 31
	2007	2008
	NIS in thousands
First year - current maturities	69,859	18,354
Second year	18,506	73,117
Third year	47,587	18,339
Fourth year	18,506	48,754
Fifth year and afterwards	852,855	1,021,300

Total	1,007,313	1,179,864

c.	The carrying amounts and fair value of the debentures and the convertible debentures are as follows:

	December 31
	2007	2008	2007	2008
	NIS in thousands
	Carrying amount		Fair value
Debentures	818,877	985,844	865,405	958,993
Convertible debentures	193,706	156,524	185,369	124,587

Total	1,012,583	1,142,368	1,050,774	1,083,580

The fair values of debentures and convertible debentures are based on market quotes.

d.	Debentures and convertible debentures of the Company

In August 2003, the Company issued NIS 400 million par value debentures to institutional investors in consideration for their par value as follows:

(1)	200 million registered debentures (Series A) of NIS 1 par value each.

These debentures are linked (principal and interest) to the Israeli CPI, but in the event that the Israeli CPI is lower than the base index (index known at date of issuance), the amount of the debentures will not be adjusted below the base index. The principal is repayable in three equal annual installments on August 5 of each of the years 2012 to 2014, and bears interest at the rate of 5.9% per annum. The interest is payable semi-annually on February 5 and on August 5.

Notwithstanding the above, on August 5 of each of the years 2006, 2008 and 2010, the holders of the debentures will be entitled to early redemption of the principal provided that on each of the said dates the Company does not repay more than one third of the par value of the debentures outstanding as of that date.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 – LOANS FROM BANKS, DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

Accordingly, one third of the par value of these debentures outstanding as of December 31, 2007, was classified as current liabilities.

(2)	200 million registered convertible debentures (Series B) of NIS 1 par value each

These debentures are linked (principal and interest) to the Israeli CPI, but in the event that the Israeli CPI is lower than the base index (index known at date of issuance), the amount of the debentures will not be adjusted below the base index. The principal is repayable in three equal annual installments on August 5 of each of the years 2007, 2009 and 2011, and bears interest at the rate of 5.9% per annum. The interest is payable semi-annually on February 5 and on August 5.

The debentures (Series B) are convertible to ordinary shares of the Company at a conversion ratio that is subject to adjustments in the event of distribution of bonus shares and cash dividends and the issuance of rights. As of December 31 2008, the conversion ratio is that each NIS 20.095 par value of debentures are convertible to one ordinary share of 1 NIS par value. The aforementioned conversion ratio is after adjustment for cash dividends distributed since the date of issuance of the debentures (Series B) until balance sheet date (see also note 30).

The terms of the debentures provide that the holders of the debentures will not be entitled to request the Company to register for trading on the New York Stock Exchange any shares derived from the conversion of the debentures (Series B). Such shares will be traded only on the Tel Aviv Stock Exchange (TASE).

On August 5, 2007, one third (16,727,579 NIS 1 par value) of the remaining convertible debentures (Series B) as of that date was repaid to the holders of the debentures.
As to the conversion of debentures into Company shares in the course of 2007, see note 15.

(3)	Other terms:

(1)
The terms of the debentures (Series A and Series B) provide that in the event that the shares of the Company are delisted from trading on the TASE, and/or in the event that the shares of the Company are no longer held by the public and/or in the event that Standard & Poor's Maalot ("S&PMaalot") reduces the Company’s rating to BBB or lower, then within three months from one of the above mentioned events the Company, subject to the then prevailing law, will offer to acquire the debentures at a price equivalent to the price of debentures of the same type reflecting a return of 2.5% in excess of the return on Government debentures with an average life similar to the remaining average life of the debentures of that series as of the date of the offer, but in no event will the price exceed the carrying value of the debentures of that series.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 – LOANS FROM BANKS, DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

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

As of December 31, 2008, the ratio of its financial obligations to EBITDA as of the end of 2008 was 3.3 (required ratio of less than 3), and the ratio of its unencumbered fixed assets to the financial obligations was 1.6.

On May 22, 2009, Maalot S&P announced the downgrade of the rating of the debentures (Series A and B) from ilAA to ilA+ with a stable rating forecast and the removal of the Company from negative credit watch.

e.	Debentures and convertible debentures of BSRE

(1)	Pursuant to prospectus dated August 16, 2006, BSRE issued NIS 750 million par value debentures:

(a)	100 million registered convertible debentures (Series A) of NIS 1 par value each.

These debentures are to be redeemed in four equal annual installments on August 31 of each year in the period from 2013 through 2016. The Series A debentures are linked (principal and interest) "CPI" and bear interest at an annual rate of 6.25%, which is payable every six months, on February 28 and August 31 of each year from 2007 until the final redemption of the debentures.  The Series A debentures are convertible into registered BSRE ordinary shares of NIS 1 par value  of any time through August 16, 2016, except during the periods from August 17 through August 31 in each of the years between 2013-2015 (inclusive).  Until August 31, 2008, the conversion could have been effected at the rate of NIS 100 par value of registered Series A debentures (NIS 96.83 par value after an adjustment on March 25, 2008, due to distribution of cash dividends) for each ordinary share of NIS 1 par value; after that date and through August 16, 2016, the conversion rate will be NIS 300 par value of registered Series A debentures (NIS 281.83 par value, after an adjustment on April 7, 2009, due to distribution of cash dividends) for each ordinary share of NIS 1 par value. The conversion rate is subject to adjustments in the event of distribution of cash dividends.

(b)	650 million registered debentures (Series B) of NIS 1 par value each.

These debentures are to be redeemed in four equal annual installments on August 31 of each year in the period from 2013 through 2016.  The Series B debentures are linked to the CPI and bear interest at an annual rate of 4.7%, which is payable every six months, on February 28 and August 31 of each year from 2007 until the final redemption of the debentures.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 – LOANS FROM BANKS, DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

(c)	Expansion of Series B

On September 26, 2008, the BSRE Series B was expanded by way of private allocation of NIS 125,000 par value of debentures to institutional investors.  The debentures (Series B) have been allocated in consideration for 97.5% of their par value – a total of NIS 121,875 – and their terms are identical to the terms of the Series B debentures as specified in section b. above.
The annual effective interest rate on the debentures, taking into account the issuance expenses as above, is 6.43%.

(2)
The debentures and convertible debentures of BSRE are rated by Maalot S&P at ilAA-. In order to maintain the present rating BSRE needs to keep certain covenants regarding the ratio of net debt to EBIDA and net debt to equity. As of December 31, 2008, BSRE meets the above mentioned covenants.

On May 27, 2009, S&P Maalot announced that in connection with the downgrade of the rating of the Company debentures, they will reassess the present rating of BSRE debentures.

NOTE 20 – OTHER LIABILITIES:
	December 31,
	2007	2008
	NIS in thousands
Liability to Israel Land Admonition	5,250	4,704
Long term liabilities, net of current portion	4,785	4,076
Put option granted to a minority interest (see note 5a1)		21,638
Other	1,611	9,507

	11,646	39,925

NOTE 21 – DEFERRED INCOME TAX:

a.
Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis. The offset amounts are as follows:

	December 31
	2007	2008
	NIS in thousands
Deferred tax assets:
Deferred tax asset to be recovered after more than 12 months	16,070	25,225
Deferred tax asset to be recovered within 12 months	17,472	19,283
	33,542	44,508
Deferred tax liabilities:
Deferred tax liability to be recovered after more than 12 months	(56,822)	(59,343)
Deferred tax liability to be recovered within 12 months	(793)	(984)
	(57,615)	(60,327)

Deferred tax liabilities, net	(24,073)	(15,819)

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 – DEFERRED INCOME TAX (continued):

The deferred taxes are computed at the tax rates of 25%-26%.

b.	The gross movement on the deferred income tax account is as follows:

	2007	2008
	NIS in thousands

Balance at January 1	(9,685)	(24,073)

Additions in respect of companies consolidated for the first time	(14,703)	-
Income statement charge	1,222	4,000
Tax charged directly to equity	(907)	4,254

Balance at December 31	(24,073)	(15,819)

c.	The movement in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred tax liabilities	Depreciable property, plant and equipment and investment property	Intangible assets and other	Total
	NIS in thousands
Balance at January 1, 2007	(49,597)	666	(48,931)

Charged/(credited) to the income statement	4,502	1,221	5,723
Additions in respect of companies consolidated for the first time	148	(16,225)	(16,077)
Charged directly to equity (see note 28)	-	(1,006)	(1,006)

Balance at December 31, 2007	(44,947)	(15,344)	(60,291)

Charged to the income statement	(9,486)	3,267	(6,219)
Charged directly to equity (see note 28)	-	873	873

Balance at December 31, 2008	(54,433)	(11,204)	(65,637)

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 – DEFERRED INCOME TAX (continued):

Deferred tax assets	Provisions for employee rights	Carryforwards tax losses	Derivative instruments	Leasehold rights	Total
	NIS in thousands
Balance at January 1, 2007	23,760	4,329	4,778	6,379	39,246

Charged/(credited) to the income statement	(764)	54	(5,289)	1,498	(4,501)
Charged directly to equity (see note 28)	99	-	-	-	99
Additions in respect of companies consolidated for the first time	1,374	-	-	-	1,374

Balance at December 31, 2007	24,469	4,383	(511)	7,877	36,218

Charged to the income statement	3,009	2,442	4,150	618	10,219
Charged directly to equity (see note 28)	3,381	-	-	-	3,381

Balance at December 31, 2008	30,859	6,825	3,639	8,495	49,818

d.	Losses for tax purposes, carried forward to future years

As of December 31, 2008 and 2007 the subsidiaries have operating tax loss carryforwards of approximately NIS 56.5 and NIS 16.4 million, respectively. The balance of carryforward losses, in respect of which deferred tax assets were not included, amount to NIS 35.6 million and NIS 6 million as of December 31, 2008 and 2007, respectively. In addition, the Company and its subsidiaries have capital loss tax carryforwards of approximately NIS 28.1 million and NIS 19.4 million as of December 31, 2008 and 2007, respectively. The tax benefit in respect of capital tax loss carryforwards amounting to NIS 21.8 million has not been recorded due to uncertainty of their realization.

Under the inflationary adjustments law, carryforward losses were linked to the CPI. In February 2008, the Knesset (the Israeli parliament) passed a law according to which the provisions of Inflationary adjustments law will no longer apply to the Company in 2008 and thereinafter. The repeal of the Inflationary Adjustments Law had no material effect on the balance of deferred taxes at December 31, 2008.

NOTE 22 – RETIREMENT BENEFIT OBLIGATIONS:

a.	Composition:
	December 31
	2007	2008
	NIS in thousands
Balance sheet obligations for:
Present value of funded obligation	285,114	297,525
Provision in respect of unutilized sick leave	23,380	29,229
	308,494	326,754
Fair value of the plan assets	272,508	276,843

Total present value of the obligation, net	35,986	49,911

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 – RETIREMENT BENEFIT OBLIGATIONS (continued):

b.	Changes in the liability for defined benefit plans:

	2007	2008
	NIS in thousands
Liability in respect of defined benefit plans at January 1	271,757	308,494
Benefits paid	(15,484)	(21,512)
Current service costs	28,693	32,410
Actuarial losses (gains)	2,761	(9,953)
Interest costs	14,537	17,315
Liabilities in respect of acquisitions of subsidiaries consolidated for the first time	6,230	-
Liability in respect of defined benefit plans at December 31	308,494	326,754

c.	Changes in plans assets:

	2007	2008
	NIS in thousands
Fair value of plan assets at January 1	240,745	272,508
Employer contributions paid indo the plan	25,459	29,090
Actuarial gains (losses)	1,900	(23,748)
Benefits paid	(13,460)	(18,532)
Expected return on plan assets	13,919	17,638
Other adjustments	(306)	(113)
Assets in respect of acquisitions of subsidiaries consolidated for the first time	4,251	-
Fair value of plan assets at December 31	272,508	276,843

The actual return (loss) on plan assets was NIS (6,110) (2007 – NIS 15,819) in thousands.
Expected contributions to post-employment benefit plans for the year ending 31 December 2009 are NIS 33,000 thousands.

d.	Expense recognized in the income statement in respect of defined benefit plans:

	For the year ended December 31
	2007	2008
	NIS in thousands
Current services costs	28,693	32,410
Interest cost	14,537	17,315
Expected return on plan assets	(13,919)	(17,638)
Other adjustments	306	113
	29,617	32,200

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 – RETIREMENT BENEFIT OBLIGATIONS (continued):

e.	The expenses were included in the following statement of income items:

	Year ended December 31
	2007	2008
	NIS in thousands
General and administrative expenses	28,999	32,523
Financial (income) expenses	618	(323)
	29,617	32,200

The principal actuarial assumptions used were as follows:

	December 31
	2007	2008
Discount rate	6%-6.35%	5.1%-5.4%
Inflation rate	2.6%	1.7%
Expected return on plan assets	4.6%-6.35%	5.3%-6.15%
Future salary increases	4.3%-8%	3.4%-6%
Rates of employee turnover	4%-55%	4%-55%

Assumptions regarding future mortality rates are based on actuarial advice in accordance with published statistics and past experience in Israel. Mortality rates are based on the pension circular 2007-3-6 of the Ministry of Finance.

NOTE 23 – PROVISION FOR OTHER LIABILITIES AND CHARGES:

	Termination benefits	Legal claims	Total
	NIS in thousands
At January 1, 2008	-	35,073	35,073
Charged/(credited) to the income statement:	-
Provisions made during the period	6,000	6,072	12,072
Provisions reversed during the period	-	(1,304)	(1,304)
Provisions used during the period	-	(2,444)	(2,444)
At December 31, 2008	6,000	37,397	43,397

a.	Termination benefits

The Company approved a redundancy plan regarding the reduction of headcount in the Company's headquarters. An agreement was reached with the union representatives before the financial year-end. The estimated costs to be incurred are NIS 6,000 at December 31, 2008 (see note 26). These costs were fully provided for in 2008. The provision of NIS 6,000 at December 31, 2008, is expected to be fully utilized during the first half of 2009.

b.	Legal claims

The amounts represent a provision for certain legal claims brought against the Company by customers of the wholesale segment. The provision charge is recognized in profit or loss within administrative expenses. In the directors’ opinion, after taking appropriate legal advice, the outcome of these legal claims will not give rise to any significant loss beyond the amounts provided at December 31, 2008. For more details see note 31.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24 – OTHER GAIN (LOSSES):

	Year ended December 31
	2007	2008
	NIS in thousands
Other gain:
Capital gain on decrease on the rate holdings in subsidiary as a result of reorganization (see note 5b)	-	12,001
Gain from sale of property, plant and equipment and reversal of impairment provision	15,835	-
Other	-	232
	15,835	12,233
Other losses:
Capital loss on decrease in the rate of holdings in subsidiary	1,520	2,220
Termination benefits	-	6,000
Loss from sale and impairment provisions of property, plant and equipment	10,908	5,989
Other	327	507
	12,755	14,716
Other gain (losses), net	3,080	(2,483)

NOTE  25 – EXPENSES BY NATURE:

	Year ended December 31
	2007	2008
	NIS in thousands
Change in inventories	(20,438)	(43,136)
Net purchases	5,019,277	5,273,649
Wages salaries and related expenses	675,922	752,542
Depreciation, amortization and impairment charges	141,100	153,935
Transportation and storage expenses	122,728	125,372
Advertising costs	75,811	87,191
Rent and maintenance expenses	154,238	183,313
Other expenses	524,148	631,003

Total cost of sales, selling general and administrative expenses	6,692,786	7,163,869

NOTE  26 – EMPLOYEE BENEFIT EXPENSES:

	Year ended December 31,
	2007	2008
	NIS in thousands
Wages and salaries, including social security costs	647,229	711,957
Termination benefits	-	6,000
Share options granted to managers and employees	-	8,175
Post-employment benefits	28,693	32,410

	675,922	758,542

Number of employees	7,421	7,475

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27 – FINANCE INCOME AND EXPENSES:

	Year ended December 31,
	2007	2008
	NIS in thousands
Income:
Interests:
Interest income on short-term bank deposits	27,896	10,668
Interest income from bank and others	8,921	8,208
Net gain from marketable securities	4,399	7,923
Changes in fair value of derivatives:
Conversion component	9,262	32,744
Embedded derivatives	10,500	1,157
	60,978	60,700

Expenses:
Interest and differences from linkage to the Israel the CPI:
Bank borrowings	24,910	36,197
Debentures and convertible debentures	69,910	102,670
Bank commissions and others	4,674	7,307
Changes in fair value of derivatives:
Conversion component	18,496	1,199
Embedded derivatives	307	18,922
	118,297	166,295

Net finance cost	57,319	105,595

NOTE 28 – INCOME TAX EXPENSES:

a.	Corporate taxation in Israel

1.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (hereinafter - “the inflationary adjustments law”)

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

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28 – INCOME TAX EXPENSES (continued):

Capital gains that are taxed at a reduced rate of 25% on the capital gains derived after January 1, 2003 (and as to marketable securities – that were acquired after January 1, 2006), and at the regular corporate tax rates on income derived through the aforementioned date.

b.	Tax assessments

1.	The Company has received final tax assessments, or assessments deemed to be final, for tax years through 1998 and for 2003. Regarding tax assessments for the years 1999-2001, see also note 31(f).
Some of the principal subsidiaries have received final assessments for tax years through 2003. For some of the subsidiaries, no final tax assessments have been received since their inception.

2.	As to deduction assessment for the years 2001-2004, see note 31(g),(h).

c.	Taxes on income included in the income statements:

	Year ended December 31
	2007	2008
	NIS in thousands
Current tax:
Current tax on profits for the year	76,505	47,676
Adjustments in respect of prior years	(5,504)	130

Total current tax	71,001	47,806

Deferred tax (note 21)	(1,222)	(4,000)
Income tax expense	69,779	43,806

d.	The income tax charged/(credited) to equity during the year is as follows:

	Year ended December 31
	2007	2008
	NIS in thousands
Deferred tax:
Tax on actuarial loss on retirement benefits scheme	99	3,381
Fair value charged to equity -
available-for-sale financial assets and other	(1,006)	873
	(907)	4,254

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28 – INCOME TAX EXPENSES (continued):

e.	The tax on the Company's profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	Year ended December 31
	2007	2008
	NIS in thousands
Profit before tax	245,601	176,208
Theoretical tax expenses (27%)	71,224	47,576
Tax effects of:
Difference between the measurement basis of income for tax purposes and the measurement basis of income for book purposes, net	(2,460)	(6,115)
Expenses not deductible for tax purposes, net	3,287	9,241
Utilization of previously unrecognized tax losses	-	(1,420)
Tax losses for which no deferred income tax asset was recognized	-	8,031
Tax benefit recorded for the first time on carry forward capital losses	337	-
Decrease in taxes resulting from computation of deferred taxes at a rate which is different from the theoretical rate	(1,205)	(2,083)
Non-taxable financial (income) expenses*	4,100	(8,746)
Capital gains for which no deferred tax was recognized	-	(2,808)
Adjustment in respect of prior years	(5,504)	130

Tax charge	69,779	43,806

* mainly resulting from changes in value of conversion component in convertible debentures.

f.	The effect of adopting IFRS on tax liability

As discussed in note 2(a), the company prepares its financial statements under IFRS commencing on January 1, 2008.

As was also discussed in the said note, IFRS differs from Israeli GAAP and, accordingly, financial statements drawn up under IFRS might present financial positions, operating results and cash flows that are significantly different from those presented in these financial statements.

On June 17, 2008 a bill for the amendment of the Income Tax Ordinance (No. 166) (Non-application of the provisions of IFRS – Temporary Order for tax years 2007 and 2008) was suggested to the effect that taxable income for the said tax years would not be determined based on IFRS; this, in order to enable the Tax Authorities to consider the application of the principles regarding the taxable income of companies that are subject to IFRS.  A joint forum was established for this purpose by the Tax Authorities together with the professional organizations; the objective of this forum would be discussing various elucidations of various accounting standard issues which would arise as part of the application of IFRS in tax returns issued in Israel.  As of the date of these financial statements, the bill was not passed in the Kneset.  Also, the said forum has not yet published its recommendations.

Although the said bill has not yet been passed, company's management resolved to act according to the spirit of the bill and computed its taxable income based on Israeli accounting standards existing prior to adoption of the IFRS, subject to certain adjustments.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 29 – EARNING PER SHARE:

a.	Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year, (see note 15).

	2007	2008
	NIS in thousands

Profit attributable to equity holders of the Company	143,628	104,586
Weighted average number of ordinary shares in issue	42,355,339	43,372,819

b.	Diluted

Diluted earnings per share are calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company has two categoriesof dilutive potential ordinary shares: convertible debt and share options. The convertible debt is assumed tohave been converted into ordinary shares, and the net profit is adjusted to eliminate the interest expense less the tax effect.  For the share options, a calculation is made to determine the number of shares that could havebeen acquired at fair value (determined as the average annual market share price of the Company’s shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming theexercise of the share options.

	2007	2008
	NIS in thousands
Profit attributable to equity holders of the Company	143,628	104,586
Gain from conversion feature and Interest expense on convertible debt (net of tax)	-,-	(31,527)
Profit used to determine diluted earnings per share	143,628	73,059
Weighted average number of ordinary shares in issue adjustments for:	42,355,339	43,372,819
Assumed conversion of convertible debt	-,-	1,664,873
Weighted average number of ordinary shares for diluted earnings per share	42,355,339	44,987,692

NOTE 30 – DIVIDENDS PER SHARE:

On August 20, 2008 the Board of Directors declared a dividend  in the amount of NIS 150.0 million (NIS 3.46 per share). The dividend was paid on October 7, 2008.

In April 2007, the Company distributed dividend in the amount of approximately NIS 60 million (NIS 1.45 per share). In October 2007, the Company distributed dividend in the amount of approximately NIS 220 million (NIS 5.07 per share).

As to the Board of Directors decision regarding dividend distribution due to financial covenants, see note 19.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 31 – CONTINGENCIES:

a.
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

Among the practices that were found to be restrictive according to the Commissioner were the following: arrangements with suppliers that determine the suppliers of the retail chains, their identity and their number; arrangements for the management of product categories in conjunction with suppliers; arrangements regarding the retail selling price; arrangements for determining market share of a particular supplier’s products and arrangements for determining prices made by suppliers to competing chains; arrangements with regard of the use of suppliers’ manpower to stock merchandise on the shelves of the chain stores. Limits were imposed on financial benefits to the chains with regard to display areas and on special offers to chains for meeting certain sale targets. After the publication of the position paper, the Commissioner stated his position that these directives constitute a position paper, which is “intended to provide the guidance concerning the normative status of various practices in the food retail industry as perceived by the Antitrust Authority”. The Commissioner indicated that this document does not have normative status.

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

As to shelve arrangements: whereas in his position document, the Commissioner determined that the use of suppliers’ representatives to physically arrange the shelves in the chains’ stores constitutes a restrictive arrangement, the suppliers disagree with this position, and the Commissioner agreed not to take enforcement measures with regard to such arrangements for 30 months, so long as such arrangements satisfy certain conditions. In February 2009, the above period was extended by 36 months, until February 2012.

The consent decree clarifies that nothing in the provisions contained therein prevents the chain stores from allocating shelf space at its own independent discretion, even if such allocation exceeds half the available shelf space, so long as there is no involvement or interference from the supplier and so long as there is no prior coordination or understanding with said supplier.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 31 – CONTINGENCIES (continued):

The Company is not a party to the consent decree; however, it could nevertheless have an effect on the practices of the Company’s suppliers and indirectly on the Company. At this stage, the Company cannot estimate the effect of the Commissioner's position and the consent decree on its financial results.

b.
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

c.
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

d.
In February 2008, a claim was filed against the Company and other defendants, including companies involved in the marketing of eggs and other food marketing chains. The plaintiffs have requested to certify the claim as a class action.  The claim alleged that the defendants market and/or display for purchase eggs that are classified as "Super Fresh Eggs" which are not subject to Israeli regulatory price controls, and are thus minimizing the shelf space and/or display of eggs that are subject to regulatory price controls.  In August 2008, at the recommendation of the court, the plaintiff has applied to the court to dismiss his claim, and the court then dismissed the claim. Furthermore, the court determined that should the plaintiff refile the claim, he would bear the expenses of each defendant in the refiled claim, in the sum of NIS 15,000 plus VAT, interest, and linkage.

e.
In June 2008, a claim was filed against a subsidiary, Blue Square Chain (Hyper Hyper) Ltd. (hereinafter - Hyper Hyper)  and other defendants, in connection with the marketing of ink cartridges. The plaintiffs have requested to certify the claim as a class action.  The claim alleges that the defendants coordinated the prices of certain Hewlett-Packard ("HP") ink cartridges sold by them in a manner that allegedly constitutes an agreement in restraint of trade. According to the claim, the defendants allegedly sell HP ink cartridges for a higher price than the price charged for such ink cartridges by smaller retailers.  The plaintiff's personal claim is estimated at NIS 496, and if the claim is certified as a class action, the approximate claim against all the defendants is estimated by the plaintiff at NIS 81 million. The claim requests a declaratory relief of an agreement in restraint of trade, monetary compensation and an injunction to stop the alleged price coordination.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 31 – CONTINGENCIES (continued):

At this preliminary stage of the proceedings, the Company is unable to evaluate its likelihood of success in the proceedings, including the likelihood that the claim will be certified as a class action.

f.
In 2005, the Income Tax Authority issued to the Company tax assessment orders for the years 1999-2001 alleging that certain finance expenses in the amount of approximately NIS 17 million are not to be recognized for tax purposes on the basis that such expenses were associated with loans incurred for the purpose of distributing a dividend. In 2005, the Company filed an appeal with the District Court contesting these assessments. In January 2009 the appeal was accepted, in common consent by the parties.

g.
In July 2005, the Income Tax Authority issued to the Company a notice of a deduction assessment for the years 2001- 2004. The amount claimed under these assessments totaled NIS 34 million, and primarily relates to certain benefits granted to employees in the Company’s branches. In November 2005, several senior employees were questioned under warning, with respect to these benefits. Following these assessments and after the rejection of the Company's position on the matter, Income Tax Authority issued to the Company deduction assessment orders for the years 2001- 2004 in the amount of approximately NIS 44 million. The Company filed appeals with the District Court contesting these assessment orders which as of the filing of this Annual Report are still pending.  In the opinion of the Company and its advisors, the provisions included in the Company financial statements are sufficient to cover the potential liabilities.

h.
In July 2007, the Israeli Tax Authority issued to the Company Value Added Tax assessment for the years 2001- 2006 in the amounts of approximately NIS 22 million in connection with the foregoing deduction assessments as specified in clause g. The Israeli Tax Authority did not accept most of the Company's assertions, although it agreed to deduct the total amount to NIS 16.3 million. The Company filed an appeal with the District Court on February 2009, which as of the filing of this Annual Report is still pending. In the opinion of the Company and its advisors, the provisions included in the Company financial statements are sufficient to cover the potential liabilities.

i.
In January 2009, the Company was served with a claim and a request for approval as a class action, in which it is being sued regarding the return of a credit note instead of cash, in accordance with the Deposit on Drink Containers Law 1999. The Claim alleges that Blue Square has to return cash returns to customers returning empty reusable bottles according to the law, while in fact instead of returning cash returns, it gives the customers  a credit note. The plaintiff's personal claim is estimated at NIS 51.75 and if the claim is approved as a class action, the approximate claim is estimated by the plaintiff at NIS 5.8 million. The Company denies all allegations, however, at this preliminary stage of the proceedings, it is unable to evaluate the likelihood of success in the proceedings, including the likelihood that the Claim will be certified as a class action.

j.
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

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 32 – COMMITMENTS:

a.
On December 26, 2006, all conditions precedent for the completion of the agreement between the Company and Dor Alon Energy (1988) Ltd., a related party, (hereinafter - Dor Alon), the first party, and Cal - Israel Credit Cards Ltd. (hereinafter - CAL) and Diners Club Israel Ltd (hereinafter - Diners Israel), a subsidiary of CAL, the second party, were satisfied.

According to the said agreement, the Company and Dor Alon jointly purchased from CAL 49% of the issued share capital of Diners in consideration for a total amount of approximately NIS 21.3 million (hereinafter - the Consideration). The holdings of the Company and Dor Alon in the issued share capital of Diners are as follows: The Company - 36.75% and Dor Alon - 12.25%. The consideration was financed through a non recourse loan provided by CAL to the Company and Dor Alon. The loan is for a period of 8 years, and it is linked to the CPI and bears interest in an annual rate of 6%. The loan will be repaid in a single payment at the end of the period. The loan and interest are secured only by the shares of Diners. Both parties can cancel the agreement if, at the end of a period of 4 years and/or 6 years, the number of credit cards will not exceed a pre-agreed quantity, as set in the agreement, or if the loyalty plan ceases to function or the customer club agreement (referred to in a below) is terminated.

Furthermore, the Company and Dor Alon are entitled to receive income arising from the activity of the loyalty program, in proportion to their holdings in the shares of Diners.  The entitlement of the Company and Dor Alon to participate in the income from that activity of Diners, which is not part of the loyalty program’s activity, is contingent upon meeting some milestones in defined periods of times as specified in the agreement.  As of the date of this report, the entitlement has not yet been established as aforementioned, and hence, the Company has not presented its share in the investment in Diners, and in conjunction, no liability was recorded in respect of its share in the said loan. The Company and Dor Alon will be entitled, under certain conditions and during a pre-defined period, to purchase the right to participate in the income of Diners, against a one-time payment.

b.	In addition, the Company entered two additional agreements:

1.
An agreement between the Company and Dor Alon for the establishment of a joint loyalty club for the benefit of the customers of the Company and Dor Alon under the brand name “YOU” (hereinafter - the Loyalty Program) that has been incorporated as a partnership of the Company (75%) and Dor Alon (25%) (hereinafter - the Customers’ Club).

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

2.
The agreement of the Company and Dor Alon with Diners Israel prescribes that the members of the Customers’ Club will receive a Diners credit card, and defines the cooperation between the customers’ club and Diners, and includes accompanying agreements to the said agreement.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 32 – COMMITMENTS (continued):

The agreement determines, among other things, the division of costs between the partnership and Diners in respect of the costs of attracting new customers to the loyalty program, mailing and advertising costs including the participation of Diners in the advertising budget of the loyalty program, and clearing fees.

c.
Some of the stores that are operated by the Company are leased under non-cancelable long-term operating leases, mostly with renewal options. Future minimum payments under non-cancelable operating leases for the years are as follows:

	December 31
	2007	2008
	NIS in thousands
First year	148,637	171,055
Second year	147,036	170,293
Third year	160,988	151,656
Fourth year	115,646	140,542
Fifth year	106,962	110,045
Sixth year and thereafter	313,941	286,886
	993,210	1,030,477

d.	Capital commitments

Capital expenditure contracted for at the balance sheet date but not yet incurred is as follows:

	December 31,
	2007	2008
	NIS in thousands
Property, plant and equipment	71,097	35,764

e.	Operating lease commitments - the Company leases various retail outlets, offices and warehouses under non-cancellable operating lease agreements.

The lease terms are between five and 10 years, and the majority of lease agreements are renewable at the end of the lease period at market rate. The Company leases cars under cancellable operating lease agreements. The Company is required to give up to two month notice for the termination of these agreements.

NOTE 33 - LIENS AND GUARANTEES:

a.
Liens for liabilities to banks, a proportionately consolidated Company has registered fixed charges on its land, goodwill, rights to insurance and share capital and floating charge on rent income. As of December 31, 2008, the proportionately consolidated Company has liabilities to banks in the amount of NIS 10 million.

b.
The Bee Group and some of its investee companies (excluding Na'aman and Vardinon) placed unlimited, fixed and floating charges and a first ranking lien on the warehouse and all its assets, property, book debts, rent, goodwill, profits, revenues, rights of ownership and other benefits in favor of banks to secure their liabilities to the banks, amounting as of December 31, 2008 to NIS 174 million.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 33 - LIENS AND GUARANTEES (continued):

In order to secure the liabilities of Na’aman and Vardinon, the companies have undertaken not to pledge any of their assets and/or provide any kind of guarantee to a third party without first addressing the banks.

As of December 31, 2008 there are charges on five of the transferred properties to BSRE for the purpose of securing the liabilities of the vendors of the above properties acquired by the Company vis-à-vis third parties (mainly banks). In addition, such charges have been registered on twelve further properties from among the properties transferred. In the latter case, however, the Company has received ‘exclusion letters’ (hereinafter - the conditional ‘exclusion letters’) from the holders of the above charges. The Company has advised BSRE, that it has abided by, or will abide by, the terms of the conditional ‘exclusion letters,’ and that there is no significant impediment to the completion of their transfer to BSRE.

GUARANTEES

a.	The Company has provided bank guarntees for a third party such as service suppliers and customers in an aggregate amount of approximately NIS 4.2 million.

b.	BSRE has provided bank guarntees for a third party in an aggregate amount of approximately NIS 0.5 million.

c.
BSIP has provided bank guarntee for a third party in amount of approximately NIS 0.7 million. A subsidiary (Hyper Hyper) has provided bank guarntee for a third party in amount of approximately NIS 1.4 million.

d.
As of balance sheet date, Bee Group has provided guarntees for a third party in amount of approximately NIS 67 thousands. Moreover, the other shareholder in investee Company in Bee Group has provided an unlimited guarantee for a bank in respect of loans of the investee Company in the amount of approximately NIS 34 million.

NOTE 34 – RELATED-PARTY TRANSACTION:

"Related Parties" – As defined in IAS 24 – 'Related Party Disclosures."

Key management personnel – included together with other entities in the said definition of "related parties" in IAS 24, include the members of the board of directors and senior managers in the Company.

Goods and services are bought from associates and an entity controlled by key management personnel, in the normal course of business and under normal trade terms.

The principal related  parties of the Company are, among others: Alon Retail Ltd., Alon Israel Oil Company Ltd., Bee Group, Bielsol Investments (1987) Ltd. Granot - Agricultural Cooperative Society - Kibbutz Purchasing Organization, Dor Alon Energy in Israel (1988) Ltd., M.B.I.S.F. Holdings Ltd., Dor Food Chains Holdings Ltd., Africa Israel Ltd., and many other companies,  whose interests are controlled by the Company's directors among others.

NOTE 34 – RELATED-PARTY TRANSACTION (continued):

Transactions with related parties:

	Year ended December 31
	2007	2008
Directors' fees	1,032	1,709
Legal consulting	1,282	1,775
Commissions (1)	(3,597)	(5,743)
Discounts (2)	716	924

1)
In January 2004 the shareholders of the Company approved an agreement according to which the Company will provide to related parties purchasing and supply services for stores operated by the related parties. In consideration for these services, the Company is entitled to payment equivalent to the cost of the services provided with the addition of a margin as stated in the agreement.

2)
On September 13, 2005, the Company’s general shareholders meeting approved a discount arrangement for some of the employees of the companies holding directly or indirectly in the Company’s shares (some of the employees of Alon Group, Palace Candles Group, Africa-Israel Group and Ikea Group) (hereinafter - “the entitled employees”).
The discounts to be given to the entitled employees will be identical to those given to the Company’s employees, which during 2008 were: 9% at the Mega In Town stores, 9% at the Mega stores and 4% at the Shefa Shuk stores. Since the launch of the Mega Bool stores in December 2008, the discounts for employees at the Mega Bool stores and Shefa Shuk stores is 6%.
The discounts are limited to purchases in a total amount of NIS 7,000 a month.

As to agreement signed with Dor Alon in connection with the purchase of Diners Israel and establishing a joint customer club, see note 32b.

Key management compensation

The compensation paid or payable to key management (executive and non-executive), members of the Executive Committee, the Company Secretary and the Head of Internal Audit for employee services is shown below:

	Year ended December 31,
	2007	2008
	NIS in thousands
Salaries and other short-term employee benefits	17,071	17,539
Long-term employee benefits	957	1,401
Share-based payments	-	3,977

	18,028	22,917

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 34 – RELATED-PARTY TRANSACTION (continued):

Year-end balances arising from sales/purchases of goods/services:

	December 31,
	2007	2008
	NIS in thousands
Trade receivables (note 10b):	42,771	56,550
Other receivables (note 13b):	20,378	8,104
	63,149	64,654

 The receivables from related parties arise mainly from sale transactions and are due two months after the date of sales. The receivables are unsecured in nature and bear no interest. There are no provisions held against receivables from related parties (2007: nil).

NOTE 35 – EVENTS AFTER BALANCE SHEET DATE:

On December 30, 2008, the Board of Directors of Blue Square has approved a reorganization of the Company's retail activities and is examining a suggested reorganization of its real estate activities. As part of the retail activities reorganization, the retail activities would be centralized in Blue Square's wholly owned subsidiary, BSIP. As part of the real estate activities reorganization, further to the transfer of real estate assets by the Company to its subsidiary BSRE and the IPO of BSRE (now held 78.45% by the Company) performed in 2006, the Company now considers the transfer of real estate assets held by BSIP and its subsidiaries to BSRE, so that real estate activities would be centralized in BSRE.

Retail Activities: The retail activities of the Company would be centralized in BSIP pursuant to (i) an agreement for the transfer of some of the intangible assets related to the retail activities from the Company to BSIP as a tax exempt transaction pursuant to the Israeli Income Tax Ordinance [New Version] and (ii) an agreement for the transfer of the other assets and liabilities of the retail activities from the Company to BSIP primarily on the basis of their book value as reflected in the financial statements of the Company.

In addition, as part of the reorganization of the retail activities, BSIP will merge with its wholly owned subsidiary, The Blue Square Chain (Hyper Hyper) Ltd. ("Hyper Hyper"), as a tax exempt transaction pursuant to the Israeli Income Tax Ordinance [New Version]. As a result of this transaction, all of the retail activity of Hyper Hyper will be transferred to BSIP.

In January 2009, Blue Square's board of directors approved a reorganization of its real estate activities pursuant to which Blue Square's wholly-owned subsidiary, BSIP, would transfer all of the real estate held by it to BSRE.  On February 18, 2009, BSRE's shareholders approved the transaction.

As part of the approved transaction, all real estate property (and related leases) held by BSIP and BSIP's subsidiaries would be transferred to BSRE.  All real estate property used by BSIP prior to the transfer would be leased back by BSRE to BSIP for its retail activities under terms similar to existing lease agreements between BSRE and BSIP and existing lease agreements between BSRE and Blue Square that were previously transferred to BSIP, as described below. The periods of the existing lease agreements would be extended to match the period of the new lease agreement, i.e., 10 years from the transfer of the BSIP real estate assets to BSRE, with an additional option period of five years exercisable by BSIP.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 35 – EVENTS AFTER BALANCE SHEET DATE (continued):

The lease agreements between BSRE and BSIP would contain terms similar to the existing lease agreements, which provide for annual rent for property used for supermarkets to be the higher of 2% of the annual turnover of that store or 9% of the amount paid by BSRE to purchase the underlying real estate of that store (excluding consideration paid for certain unused building rights), plus amounts invested by BSRE in the asset, reduced by certain costs and payments and increased according  to Israel’s CPI. The annual rent for property not used for stores would be equal to 9% of the amount paid by BSRE, linked to increases in Israel’s CPI.

 The sale of BSIP's real estate property (and related leases) to BSRE would be for an aggregate consideration of approximately NIS 464 million, based on an appraisal by an independent appraiser. BSRE plans to finance 50% of the consideration from its existing sources and 50% by a financial institution. In the event BSRE does not obtain the required financing prior to closing of the transaction, BSRE will be entitled to postpone payment of up to NIS 200 million of the consideration until April 1, 2010, during which time this amount will bear interest at 7% per annum and be linked to the Israeli consumer price index. The transaction is subject to various taxes and levies according to Israeli law which are under examination by the BSRE and its advisors.

As a result of ongoing discussions between BSIP and BSRE and the Israeli Tax Authority regarding the structure of the real estate reorganization, BSRE's board of directors may amend the terms of the transaction up to August 19, 2009, and such amendment will be subject to BSRE shareholder approval, if it is material.  If BSRE's board of directors does not amend the terms of the transaction by August 19, 2009, or if the amended terms of the transaction are not approved by BSRE's shareholders, then the transaction will be effected according to the original terms of the transaction.

NOTE 36 – DISCLOSURE REGARDING THE ADOPTION OF IFRS :

a.
The following adjustments relate to the effect of the transition to reporting under IFRS, as do the explanations with respect to these adjustments and with respect to the exemptions that the Company has elected to apply upon the transition to the IFRS reporting. The adjustments are presented as follows:

1.	Adjustments to the consolidated balance sheets as of January 1, 2007 ("the opening balance") and December 31, 2007;

2.	Adjustments to the consolidated income statements of operations for the year ended December 31, 2007;

3.	Adjustments to certain equity items as of January 1, 2007 and December 31, 2007;

4.
The provision of explanations with respect to the above adjustments, together with a description of the exemptions adopted by the Company under IFRS 1 during the course of the transition to the IFRS reporting .

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 36 – DISCLOSURE REGARDING THE ADOPTION OF IFRS (continued):

Following is the exemption elected by the Company pursuant to IFRS 1, which have not been retrospectively adopted on the transition date to IFRS:

Business combinations

The Company has not retrospectively adopted IFRS 3, "Business Combinations", and accordingly, goodwill and excess of cost arising in business combinations which occurred prior to January 1, 2007 and relating to the acquisition of subsidiaries, associates and jointly controlled entities are not accounted for according to IFRS 3 but rather presented as previously accounted for under Israeli GAAP.

1.	The effect of transition on the consolidated balance sheets as of January 1, 2007 and December 31, 2007:

		January 1, 2007			December 31, 2007
		Reporting under Israeli GAAP	Effect of transition to IFRS	Reporting under IFRS	Reporting under Israeli GAAP	Effect of transition to IFRS	Reporting under IFRS
	Note	NIS in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		186,454	-	186,454	56,410	-	56,410
Marketable securities		65,287	-	65,287	199,394	-	199,394
Short-term bank deposit		526,459	-	526,459	103,498	-	103,498
Trade receivables		672,605	-	672,605	776,251	-	776,251
Other accounts receivable	3, 12	119,028	(43,181)	75,847	139,650	(39,809)	99,841
Income taxes receivable	12	-	26,175	26,175	-	23,062	23,062
Inventories	1	377,561	-	377,561	453,655	289	453,944

Total current assets		1,947,394	(17,006)	1,930,388	1,728,858	(16,458)	1,712,400

NON-CURRENT ASSETS:
Associated companies		4,762	-	4,762	4,948	-	4,948
Derivatives financial instruments	8	-	-	-	-	10,500	10,500
Prepaid expenses in respect of operating lease	2	-	205,670	205,670	-	199,679	199,679
Other long-term receivables		2,618	-	2,618	48,289	-	48,289
Property, plant and equipment, net of accumulated depreciation and amortization	2	1,778,361	(246,688)	1,531,673	1,860,203	(246,688)	1,613,515
Investment property		298,026	-	298,026	315,778	-	315,778
Intangible assets charges, net of accumulated amortization	1,14	99,752	-	99,752	251,994	28,426	280,420
Deferred taxes	1,2,3,6,9	16,789	15,733	32,522	22,301	11,241	33,542

Total non-current assets		2,200,308	(25,285)	2,175,023	2,503,513	3,158	2,506,671

Total assets		4,147,702	(42,291)	4,105,411	4,232,371	(13,300)	4,219,071

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 36 – DISCLOSURE REGARDING THE ADOPTION OF IFRS (continued):

		January 1, 2007			December 31, 2007
		Reporting under Israeli GAAP	Effect of transition to IFRS	Reporting under IFRS	Reporting under Israeli GAAP	Effect of transition to IFRS	Reporting under IFRS
	Note	NIS in thousands
LIABILITIES SHAREHOLDERS' AND EQUITY

CURRENT LIABILITIES:
Credit and loans from banks and others	13	211,152	-	211,152	137,864	33,146	171,010
Current maturities of debentures and convertible debentures	4	53,706	55,307	109,013	69,859	-	69,859
Trade payables		938,007	-	938,007	*973,461	-	*973,461
Other accounts payable and accrued expenses	1,12	409,153	2,549	411,702	*447,230	499	*447,729
Income taxes payable	12	-	-	-	-	2,905	2,905

Total current liabilities		1,612,018	57,856	1,669,874	1,628,414	36,550	1,664,964

NON-CURRENT LIABILITIES:
Long-term loans from banks, net of current maturities	13	112,574	-	112,574	281,634	(33,146)	248,488
Convertible debentures, net of current maturities	4	214,794	*117,922	*332,716	143,158	*50,548	*193,706
Debentures, net of current maturities		827,558	*(22,014)	*805,544	772,827	*(23,809)	*749,018
Other liabilities		9,746	-	9,746	11,646	-	11,646
Derivatives financial instruments	9,14	-	9,558	9,558	-	9,968	9,968
Liabilities for employee rights, net of amount funded	6	35,527	(2,819)	32,708	43,909	(7,923)	35,986
Deferred tax	2,3,6	40,173	2,034	42,207	51,638	5,977	57,615

Total non-current liabilities		1,240,372	104,681	1,345,053	1,304,812	1,615	1,306,427

Total liabilities		2,852,390	162,537	3,014,927	2,933,226	38,165	2,971,391

MINORITY INTEREST	1	251,792	(251,792)	-	274,311	(274,311)	-

SHAREHOLDERS' EQUITY:
Equity attributable to equity holders of the Company:
Ordinary shares		53,414	-	53,414	57,094	-	57,094
Additional paid-in capital	4	737,756	28,653	766,409	845,168	173,237	1,018,405
Other reserves	6,8	-	-	-	-	1,415	1,415
Retained earnings (Accumulated deficit)		192,350	(162,811)	29,539	122,572	(229,834)	(107,262)
Dividend declared subsequent to balance sheet date	10	60,000	(60,000)	-	-	-	-

		1,043,520	(194,158)	849,362	1,024,834	(55,182)	969,652
MINORITY INTEREST IN EQUITY		-	241,122	241,122	-	278,028	278,028

Total equity		1,043,520	46,964	1,090,484	1,024,834	222,846	1,247,680

Total liabilities and shareholders' equity		4,147,702	(42,291)	4,105,411	4,232,371	(13,300)	4,219,071
* Reclassified.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 36 – DISCLOSURE REGARDING THE ADOPTION OF IFRS (continued):

2.	Reconciliation of income statement reported under Israeli GAAP to reporting under IFRS:

		Year ended December 31, 2007
		Reporting under Israeli GAAP	Effect of transition to IFRS	Reporting under IFRS
	Note	NIS in thousands
Sales	9	6,982,350	(366)	6,981,984
Cost of sales	6	5,129,520	58	5,129,578

Gross profit		1,852,830	(424)	1,852,406

Selling, general and administrative expenses	1,2,6,9,11	1,562,555	653	1,563,208
Operating profit before net gain from adjustment of investment property to fair value and other expenses and income		290,275	(1,077)	289,198
Other income	11	3,355	12,480	15,835
Other expenses	11	-	(12,755)	(12,755)
Net gain from adjustment of investment property to fair value		10,456	-	10,456

Operating income		304,086	(1,352)	302,734

Finance income	4,7,8,9	-	60,978	60,978
Finance expenses	4,7,8,9	54,798	63,499	118,297
Share in profit (losses) of associated companies, net		-	186	186

Income before taxes on income		249,288	(3,687)	245,601
Taxes on income	1-3,5,6,8,9	68,495	1,284	69,779

Income after taxes on income		180,793	(4,971)	175,822
Share in profit (losses) of associated companies, net		186	(186)	-
Minority interest in profit of subsidiaries, net		30,757	(30,757)	-

Net income		150,222	25,600	175,822

Attributable to:
Equity holders of the parent				143,628
Minority interests	1b			32,194

				175,822

Net income per Ordinary share attributed to Company shareholders or ADS:				175,822

Basic				3.39
Fully diluted				3.39

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 36 – DISCLOSURE REGARDING THE ADOPTION OF IFRS (continued):

b)	Effect of transition on certain equity items:

(a)	Additional paid-in capital:

	Explanation	NIS in thousands

Balance as presented at January 1, 2007 in accordance with Israeli GAAP		737,756
Adjustments due to reclassification of
issuance of package of securities	1	28,653
Balance at January 1, 2007 in accordance with IFRS		766,409

Balance as presented at December 31, 2007 in
accordance with Israeli GAAP		845,168
Adjustments due to reclassification of
issuance of package of securities	4	173,237
Balance at December 31, 2007 in accordance with IFRS		1,018,405

(b)	Retained earnings (accumulated deficit):

	Explanation	NIS in thousands

Balance as presented at January 1, 2007 in accordance with Israel GAAP		192,350
Adjustments in respect of employee benefits net of income taxes	6	1,745
Adjustments due to leasehold rights amortization from the Israel Land Administration	2	(22,863)
Adjustment due to revaluation of derivatives and embedded derivates to fair value	9	(5,735)
Adjustments due to conversion option in convertible debentures	4	(175,404)
Deferred income taxes	3	(9,096)
Adjustments due to Provision for liabilities	5	(2,039)
Adjustments due to Fair value on acquisition Attributed to leased land	2	(6,054)
Adjustment due to reallocation of proceeds of shares and debentures issued by a subsidiary	1	(3,360)
Adjustment due to dividend declared subsequent to balance sheet date	10	60,000
Balance at January 1, 2007 in accordance with IFRS		29,539

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 36 – DISCLOSURE REGARDING THE ADOPTION OF IFRS (continued):

(b)	Retained earnings (accumulated deficit) (continued):

	Explanation	NIS in thousands

Balance as presented at December 31, 2007 in accordance with Israel GAAP		122,572
Adjustments due to liabilities in respect of employee benefits net of income taxes	6	5,587
Adjustment due to revaluation of derivatives and embedded derivates to fair value	9	(5,075)
Adjustment due to deferred income taxes	3	(8,764)
Adjustment due to reclassification of revaluation of available-for-sale financial assets	8a	(1,262)
Adjustment due to provision for liabilities	5	(2,392)
Adjustment due to reallocation of proceeds of convertible debentures issued by a subsidiary	1	(3,360)
Adjustments due to leasehold rights amortization from the Israel Land Administration	2	(26,299)
Adjustments due to fair value on acquisition attributed to leased land	2	(6,257)
Adjustments due to derivative financial instrument in the Diners transaction	8b	7,875
Adjustments due to conversion option in convertible debentures	4	(189,886)
Balance at December 31, 2007 in accordance with IFRS		(107,262)

(c)	Other reserves:

	Explanation	NIS in thousands

Balance as presented at December 31, 2007 in accordance with Israeli GAAP		-
Adjustment due to reclassification of revaluation of available-for-sale financial assets	8	1,415
Balance at December 31, 2007 in accordance with IFRS		1,415

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 36 – DISCLOSURE REGARDING THE ADOPTION OF IFRS (continued):

4.
Notes to the effect of  transition to the balance sheets as of January 1, 2007 ("the opening balance") and December 31, 2007 and to the statements of operations for the year ended December 31, 2007 from Israeli GAAP to IFRS:

1)	Business combinations:

a)	According to Israeli GAAP, minority interest arising in the acquisition of a subsidiary is calculated based on the carrying amount of the subsidiary's assets and liabilities.

According to the provisions of IFRS 3, "Business Combinations", the Company recognizes minority interest on the date of acquisition based on the minority's share of the fair value of the subsidiary's assets and liabilities on the date of acquisition with a corresponding presentation of these assets and liabilities in the balance sheet at their full fair value. Goodwill arising on the date of acquisition will continue to be calculated based on the difference between the cost of acquisition and the Company's share of the fair value of the subsidiary's net assets, as calculated according to Israeli GAAP.

b)
According to Israeli GAAP, minority interest is presented in the balance sheet as a line item between liabilities and shareholders' equity and in the consolidated statement of operation as an expense in determining the Company's consolidated net income. Pursuant to IAS 1, "Presentation of Financial Statements", the Company presents minority interest in the consolidated balance sheet within equity and minority interest is not deducted from the Company's net income.

2)	Leasehold rights mainly from the Israel Land Administration (ILA):

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

3)	Deferred taxes:

a)
According to Israeli GAAP, there is no requirement to record deferred taxes in respect of temporary differences (as of January 1, 2007) in respect of land and buildings that are depreciated over a period in excess of 20 years. In addition, there is no requirement to create deferred taxes in respect of land and land originating in business combination transactions accrued prior to January 1, 2005. Upon the transition to IFRS and according to IAS 12, "Income Taxes", the Company recorded deferred tax liability in respect of these temporary differences.

b)
According to Israeli GAAP, part of the deferred taxes were presented among current assets under other accounts receivable. Upon the transition to IFRS and according to IAS 12, "Income Taxes", these deferred taxes are presented among non-current assets.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 36 – DISCLOSURE REGARDING THE ADOPTION OF IFRS (continued):

4)	Convertible debentures and attribution of proceeds from unit issuance:

a)	Unit issuance:

According to Israeli GAAP, based on the provisions of Accounting Standard No. 22 of the Israeli ASB, upon the issuance by a subsidiary of a unit of shares, debentures and convertible debentures, in August 2006, the Company split the proceeds from the issuance based on the relative fair value of the components in the unit.

Upon the transition to IFRS, according to IAS 32, "Financial Instruments - Presentation", upon the issuance of a unit, the proceeds from the issuance are attributed first to financial liabilities measured periodically at fair value, then to financial liabilities measured only upon initial recognition at fair value and the balance (residual amount) is attributed to the component that is considered an equity instrument.

In addition, according to IFRS, the portion of issuance expenses, attributable to shares that are outstanding prior to a public offering and that are registered for trading on the date of the offering simultaneously with the new shares, are recorded in the income statement on the date of issuance whereas according to Israeli GAAP, these issuance expenses were not attributed separately.

b)	Convertible debentures:

The Company, has debentures outstanding that are convertible into ordinary shares of the Company or the subsidiaries whose conversion price is linked to the Israeli CPI. According to the transition provisions of Accounting Standard No. 22 of the Israel Accounting Standards Board, "Financial Instruments: Disclosure and Presentation" ("Accounting Standard No. 22"), these debentures represent a compound financial instrument that includes a liability component and an equity component. Accordingly, the proceeds received from the issuance of the debentures were split into these components according to the provisions of Accounting Standard No. 22.

According to IAS 32, "Financial Instruments - Presentation", since the convertible debenture is linked to the Israeli CPI and is not fixed in NIS terms (the Company's functional currency), the conversion component is a financial liability and not an equity instrument. The conversion component is measured according to IAS 39, "Financial Instruments - Recognition and Measurement", based on its fair value, and changes in each period in the fair value of this component are included as financial expenses or income.

Subsequently, at each balance sheet date, the components of the convertible debentures are accounted for separately. The conversion component is recorded at fair value and the liability component is recorded using the amortized cost method based on the effective interest rate computed at date of initial recognition.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 36 – DISCLOSURE REGARDING THE ADOPTION OF IFRS (continued):

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

5)	Provisions for liabilities:

According to Israeli GAAP, the Company recognizes provisions for liabilities if it is probable that there will be an outflow of the Company's resources to settle the liability.

According to IAS 37, "Provisions, Contingent Liabilities and Contingent Assets", the Company recognized a provision in respect of those claims for which it is more likely than not that there will be an outflow of the Company resources to settle the liability.

6)	Employee benefits:

According to Israeli GAAP, the severance pay liability is measured based on the employee's latest monthly salary multiplied by the number of years of employment as of each balance sheet date, based on the "shut down" method, and severance pay funds are measured at their redemption value at each balance sheet date.

According to IAS 19, "Employee Benefits", the Company's benefit plan is considered a defined benefit plan, and therefore, the severance pay liability is required to be calculated on an actuarial basis. The actuarial calculation takes into consideration future salary increases, the rates of employee turnover, and the estimated timing of payments.

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

7)	Financial income and expenses:

According to Israeli GAAP, financial income and expenses are presented net in the statement of operation. According to IFRS, financial income should be disclosed separately from financial expenses in the income statement and accordingly, the Company separately presented financial expenses and income.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 36 – DISCLOSURE REGARDING THE ADOPTION OF IFRS (continued):

8)	Financial instruments:

a)	Investments in marketable securities:

According to Israeli GAAP, the Company classified its investments in marketable securities as short-term investments. Accordingly, these investments were presented at fair value.

Pursuant the provisions of IAS 39 - “Financial Instruments: Recognition and Measurement” the Company will classify its investments in the said securities as “available-for-sale financial assets” or as securities "held for trading".  In accordance with IAS 39, these financial assets will be presented at their fair value at each balance sheet date. Changes in fair value of available for sale securities will be charged to equity, except for impairment, and when applicable, expect for interest expenses and exchange rate differences, which will be charged to the statement of operation.  Changes in the fair value of securities held for trading would be recorded as financial income (expenses).

b)	Acquisition of Diners shares

According to Israeli GAAP the agreement entered into in respect of the acquisition of Diners shares is being treated for accounting purposes as a commitment and it is only subject to disclosure.
Pursuant to IFRS, such contract represents a derivative that is measured at fair value. The fair value as of the date of the transaction will be carried against deferred revenue. Changes in fair value are carried to financial income or expenses.

9)	Embedded derivatives:

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

Upon the transition to IFRS and based on IAS 39, "Financial Instruments - Recognition and Measurement", the embedded derivatives in the host lease agreements need to be separated and measured at fair value at each balance sheet date. Changes in the fair value of the embedded derivatives are recognized in each period in the income statement.

10)	Dividend declared subsequent to balance sheet date:

According to Israeli GAAP, dividends declared subsequent to balance sheet date and before the date the financial statements were approved were presented in shareholders' equity as a reduction of retained earnings and an increase in "dividends declared subsequent to balance sheet date".

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 36 – DISCLOSURE REGARDING THE ADOPTION OF IFRS (continued):

Upon the transition to IFRS, the Company only provides disclosure of the dividend declared subsequent to the balance sheet date.

11)	Other expenses and income:

Under Israeli GAAP, other income and expenses are presented net in the income statements after “operating income".

Under IFRS, other income and expenses are presented in the income statements as part of “operating income” in accordance with IAS 1 - "Presentation of Financial Statements". The other expenses includes, among other, provisions for termination benefits and impairment of none financial assets.

12)	Classification of income taxes receivables and income tax payable:

Under Israeli GAAP, income taxes receivable or payable are included among “other accounts receivable” or "other accounts payable", respectively.
Pursuant to the provisions of IAS 1 - “Presentation of Financial Statements”, income taxes receivable and income tax payable are presented separately in the balance sheet.

13)	Classification of loans in the balance sheet

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

14)	Warrants issued to investors in subsidiary:

According to Israeli GAAP, based on the provisions of Accounting Standard No. 22 of the Israeli ASB, warrants whose exercise price is linked to the Israeli CPI, were presented as shareholders' equity.

According to IAS 32, "Financial Instruments - Presentation", such warrants are a financial liability since their exercise price is not fixed and are therefore presented as liability under Derivative instruments. The liabilities are measured in accordance with IAS 39, "Financial Instruments - Recognition and Measurement". Accordingly, the warrants are presented at fair value at each balance sheet date and the changes in fair value were recorded as financial income or expenses.

15)	Cash flows

a.	Under Israeli GAAP, cash flows arising from payments of interest and/or from receipt of interest were presented as part of the company's current operations.

In accordance with an option available under IAS 7 – "Statement of Cash Flows" (hereafter – IAS 7), cash flows arising from payments of interest are presented among cash flows from financing activities, and receipt of interest is presented among cash flows from investing activities.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 36 – DISCLOSURE REGARDING THE ADOPTION OF IFRS (continued):

b.	Under Israeli GAAP, proceeds from sale or acquisition of marketable securities are presented among cash flows from operating activities.

Under the provisions of IAS7, the company presented proceeds from sale or acquisition of marketable securities classified as financial assets at fair value through profit or loss among cash flows from operating activities.

APPENDIX
BLUE SQUARE – ISRAEL LTD.

DETAILS OF PRINCIPAL SUBSIDIARIES, PROPORTIONATELY CONSOLIDATED COMPANIES

AND ASSOCIATED COMPANIES

AT DECEMBER 31, 2008

Holding Company	Name of Company	Percentage of ownership and control by holding Company as of December 31, 2008

Blue Square-Israel Ltd.	The Blue Square Chain

	Investments & Properties Ltd.	100%	Subsidiary

	Blue Square Real Estate Ltd.	80%	Subsidiary

	Bee Group Ltd.	85% (see note 5a1c)	Subsidiary (see note 5a1c)

	Eden Briut Teva Market Ltd.	51%	Subsidiary

	Diners Club Israel Ltd.	36.75%	See note 32(1)

	Loyalty plan-partnership	75%	See note 32(1)

The Blue Square Chain Investments & Properties Ltd.	Blue Square Chain (Hyper Hyper) Ltd.	100%	Subsidiary

	Center Investments 1108 Ltd.	50%	Proportionately consolidated

	Izdarehet Investments Company Ltd.	50%	Proportionately consolidated

The Blue Square Chain (Hyper Hyper) Ltd.	Hyper Lod Center Ltd.	100%	Subsidiary

	Shefa Mehadrin Ltd.	100%	Subsidiary

	Radio Non-Stop Ltd.	33%	Associated Company

Blue Square Real Estate Ltd.	Kenyon Hadar Management Company Ltd.	50%	Proportionately consolidated

	Joint venture Blue Square - Hadar	50%	Proportionately consolidated

	Logistic Center Bee Square Real Estate Ltd.	50%	Subsidiary

Bee Group Ltd.	Na'aman Porcelain Ltd	60.4%	Subsidiary

Na'aman Porcelain Ltd.	Sheshet Chain of Stores for Household Utensils Ltd.	100%	Subsidiary

	Vardinon Textile Ltd.	85%	Subsidiary

	Logistic Center Bee Square Real Estate Ltd.	50%	Subsidiary

—————————————

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

Date:  June 28, 2009