Form 20-F
period 2009-12-31
BLUE SQUARE ISRAEL LTD /ADR/
filed 2010-06-24
CIK 1016837

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009

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

43,717,058 Ordinary Shares, par value NIS 1.0 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐   No  ☒

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

Yes ☐   No  ☒

INTRODUCTION

Unless otherwise indicated, as used in this Annual Report, (a) the term “Blue Square” or the “Company” means Blue Square-Israel Ltd., (b) the terms “we,” “us” and “our,” mean Blue Square and its consolidated subsidiaries, (c) “Mega Retail” means Mega Retail Ltd. (formerly known as Blue Square Chain Investments & Properties Ltd.), our wholly-owned subsidiary, (d) "BSRE" means Blue Square Real Estate Ltd., a corporation of which we held 78.35% of the outstanding shares as of  May 31, 2010, and the balance of whose shares are publicly held and traded on the Tel Aviv Stock Exchange, and its subsidiaries and (e) "Bee Group" means Bee Group Retail Ltd. (formerly known as Hamachsan Hamerkazi Kfar Hasha’ashuim Ltd.), a corporation of which we held 85% of the outstanding ordinary shares as of  May 31, 2010.

 We operate in three reporting segments.  In our Supermarkets segment, we are the second largest food retailer in the State of Israel.  In our "Non-Food" segment, we sell “Non-Food” items both in our supermarkets and in stand alone retail outlets. In our Real Estate segment, we own, lease and develop yield-generating commercial properties.

Through our supermarkets, which are owned and operated through Mega Retail, we offer a wide range of food and beverages products and “Non-Food” items, such as houseware, toys, small electrical appliances, computers and computer accessories, entertainment and leisure products and textile products (called “Non-Food” in this Annual Report), and “Near-Food” products, such as health and beauty aids, baby and young children products, cosmetics and hygiene products (called “Near-Food” in this Annual Report). As of December 31, 2009, we owned and operated 203 supermarkets under the brand names Mega, Mega in Town, Shefa Shuk, Mega Bool and Eden Briut Teva Market Ltd. (“Eden Teva”).

In addition, as of December 31, 2009, the Bee Group consisted of 260 non-food retail outlets, mostly through franchisees, with activities in the houseware and home textile, toys, leisure, and baby and young children sectors. The Bee Group operates under the brand names Naaman, Vardinon, Sheshet, Kfar Hasha’ashuim, Rav-Kat, Dr. Baby and All for a Dollar.

As of December 31, 2009, we were the legal owner (including through long-term leases from the Israel Land Administration and the Municipality of Tel Aviv) of 101 properties owned in connection with our Supermarkets and "Non Food" segments (including warehouses and offices), totaling approximately 218,900 square meters, 39 yield generating real estate properties (including property leased to third parties), totaling approximately 60,800 square meters, and  approximately 210,000 square meters of unutilized building rights. For further information regarding our real estate, see “Item 4. Information on the Company - B. Business Overview – Our Real Estate.”

Our revenues and profits during the years described in this Annual Report were principally derived from the operation of our supermarkets. In recent years, we have increased our activity in the "Non-Food" retail, mainly through acquisitions. We expect that the acquisitions we have made in the "Non-Food" retail area will have an increasing effect on our financial results in the coming years.

In May 2010, we signed a share purchase agreement with our controlling shareholder, Alon Israel Oil Company Ltd., or Alon, to acquire from Alon all of Alon's approximately  80% holdings in Dor-Alon Energy In Israel (1988) LTD., or Dor Alon.  Dor Alon is one of the four largest fuel retail companies in Israel based on the number of gas stations and is a leader in the convenience stores sector. The closing of the transaction is subject to satisfaction of closing conditions, including shareholder approval.  See “Item 7. Major Shareholders and Related Party Transactions – Proposed Acquisition of Controlling Share in Dor-Alon Energy In Israel (1988) LTD."

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

All references in this Annual Report to dollars or $ are to U.S. dollars and all references in this Annual Report to NIS are to New Israeli Shekels. Unless mentioned otherwise, all figures in U.S. dollars are based on the representative exchange rate between the NIS and the dollar as published by the Bank of Israel for December 31, 2009, which was NIS 3.775 per $1.00, except figures for the first quarter of 2010, which are based on the representative exchange rate between the NIS and the dollar as published by the Bank of Israel for March 31, 2010, which was NIS 3.713 per $1.00.

Presentation of Financial and Share Information

We prepare our consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Until and including our financial statements for the year ended December 31, 2007, we prepared our consolidated financial statements in accordance with Israeli GAAP. The influence of the transition to IFRS (from financial statements prepared in accordance with generally accepted accounting principles in Israel, referred to in this Annual Report as Israeli GAAP) on our financial statements for the year ended December 31, 2007 and our results of operations for that year, is detailed in note 36 to our consolidated annual financial statements for the year ended December 31, 2008. Following the Company's adoption of IFRS, as issued by the IASB, the Company is no longer required to reconcile its financial statements prepared in accordance with IFRS to U.S.GAAP.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data.

We have derived the following selected consolidated financial data as of December 31, 2007, 2008 and 2009 and for each of the years ended December 31, 2007, 2008 and 2009 from our consolidated financial statements and notes included elsewhere in this Annual Report.  We have derived the selected consolidated financial data as of December 31, 2005 and 2006 and for each of the years ended December 31, 2005 and 2006 from our audited consolidated financial statements not included in this Annual Report.  We prepare our consolidated financial statements in conformity with IFRS.  Until and including our financial statements for the year ended December 31, 2007, we prepared our consolidated financial statements in accordance with Israeli GAAP. To facilitate comparison with the financial results of the years 2008 and 2009, results from the year ended December 31, 2007 have been adjusted in accordance with IFRS and differ from the results reported previously.  You should read the selected consolidated financial data together with the section of this Annual Report titled “Item 5.  Operating and Financial Review and Prospects”, our consolidated financial statements included elsewhere in this Annual Report, the related notes, and the independent registered public accounting firm's report.

The selected information also includes certain items for the years 2005 and 2006 in accordance with U.S. GAAP.  Israeli GAAP differs in certain significant respects from U.S. GAAP.  For a summary of certain significant differences, see note 21 to our consolidated financial statements for the year ended December 31, 2007.

	For the year ended December 31,
	2007	2008	2009	2009
	NIS (In thousands, except per ordinary share or ADS data)			$(1)
Statement of Income Data: In accordance with IFRS
Sales	6,981,984	7,429,121	7,349,076	1,946,775
Cost of sales	5,129,578	5,369,149	5,291,012	1,401,593
Gross profit	1,852,406	2,059,972	2,058,064	545,182

Selling, general and administrative expenses	1,563,208	1,794,720	1,817,099	481,351
Operating profit before other gain and losses and net gain from adjustment of investment property to fair value	289,198	265,252	240,965	63,831
Other gains	15,835	12,233	4,699	1,245
Other losses	(12,755)	(14,716)	(32,803)	(8,690)
Net gain from adjustment of investment property to fair value	10,456	19,067	20,775	5,503

Operating profit	302,734	281,836	233,636	61,889

Finance income	60,978	60,700	64,780	17,160
Finance expenses	(118,297)	(166,295)	(177,454)	(47,006)

Finance expenses, net	57,319	105,595	112,674	29,846

Share in profit (loss) of associates	186	(33)	(37)	(10)

Income before taxes on income	245,601	176,208	120,925	32,033

Taxes on income	69,779	43,806	23,124	6,125

Profit for the year	175,822	132,402	97,801	25,908

Attributable to:

Equity holders of the company	143,628	104,586	77,163	20,441

Minority interests	32,194	27,816	20,638	5,467

Earnings per Ordinary share or ADS attributable to equity holders of the Company:
Basic	3.39	2.41	1.77	0.47
Diluted	3.39	1.62	1.77	0.47

Cash dividends declared per ordinary share or ADS	6.52	3.46	-	-
Number of Ordinary Shares Outstanding at the end of each year:	43,372,819	43,372,819	43,717,058	43,717,058

Selected Operating Data:
Number of supermarket stores (at year end)	185	194	203	N.A.
Increase (decrease) in same store sales(2)	1.20%	1.10%	(3.9%)	N.A.
Total square meters (at year end)	342,705	354,531	365,000	N.A.
Supermarket sales per square meter (in NIS)(3)	19,905	19,898	19,023	5,039
Supermarket sales per employee (in thousands)	937	954	997	264

	For the year ended December 31,
	2005	2006
	NIS (In thousands, except per ordinary share or ADS data)
Statement of Income Data: In accordance with Israeli GAAP

Sales	5,797,018	6,515,035

Cost of sales	4,298,211	4,812,952

Gross profit	1,498,807	1,702,083
Selling, general and administrative expenses	1,269,760	1,396,877

Operating income	229,047	305,206

Financial expenses, net	(59,529)	(42,368)

Amortization of goodwill	(6,508)	-

Other income, net	690	78,022

Income before taxes on income	163,700	340.860

Taxes on income	58,490	96,660

Share in profit of associate	498	1,284

Minority interest	15,717	31,573

Net income	89,991	213,911

Earnings per ordinary share or ADS (basic)	2.32	5.46
Earnings per ordinary share or ADS (fully diluted)	2.26	4.92
Cash dividends declared per ordinary share or ADS	2.35	2.81

In accordance with U.S. GAAP:

Net income	88,340	166,724

Earnings per ordinary share or ADS (basic)	2.27	4.25
Earnings per ordinary share or ADS (fully diluted)	2.27	4.23
Number of Ordinary Shares Outstanding:	38,950,091	39,692,983
Selected Operating Data:

Number of supermarket stores (at year end)	168	175

Increase in same store sales (2)	1.7%	5.3%

Total square meters (at year end)	312,000	323,304
Supermarket sales per square meter (in NIS)(3)	18,621	19,739
Supermarket sales per employee (in thousands)	899	938

(1)
The translation of the NIS amounts into dollars has been made for the convenience of the reader at the representative exchange rate prevailing at December 31, 2009 (NIS 3.775 =$1.00), as published by the Bank of Israel. During 2009, the US dollar depreciated in value vis-à-vis the NIS by approximately (0.7)%.

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

(3)	Based on an average total square meters at month end during the relevant year.

	At December 31,
	2007		2008		2009	2009
	NIS (in thousands)					$(1)
Balance Sheet Data:
In accordance with IFRS
Working capital (deficit)	62,436	*	(48,333	)*	492,156	130,372
Total assets	4,219,071		4,445,027		5,163,277	1,367,756
Short-term credit from banks and others and current maturities of debentures	240,869		236,900		351,296	93,059
Long-term debt, net of current maturities	1,202,858		1,497,880		2,009,243	532,250
Total equity	1,247,680		1,096,002		1,221,830	323,664

*Reclassified

	At December 31,
	2005	2006
	NIS (in thousands)
Balance Sheet Data:
In accordance with Israeli GAAP:
Working capital (deficit)	(450,044)	335,376
Total assets	3,683,035	4,071,733
Short-term credit from banks and others and current maturities of debentures	359,316	264,858
Long-term debt, net of current maturities	1,102,810	1,161,926
Shareholders’ equity	865,308	992,922
In accordance with U.S. GAAP:
Total assets	3,757,640	4,247,394
Shareholders’ equity	928,504	1,003,384

(1)
The translation of the NIS amounts into dollars has been made for the convenience of the reader at the representative exchange rate prevailing at December 31, 2009 (NIS 3.775= $1.00), as published by the Bank of Israel.

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

We are engaged in a highly competitive business. If we are unable to compete effectively against major supermarkets, low-priced supermarkets and other competitors, our business will be materially adversely affected.

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

 We believe that an important factor in the purchase decisions of a large portion of the Israeli public is the price of the products it purchases. As a result, in recent years, we and our competitors have established or expanded low-price and hard discount store formats. In 2007, we launched our “Mega In Town” format designed to bring discount shopping to neighborhoods and city centers, and in 2008, we launched our new hard discount store format, "Mega Bool".

In addition, smaller supermarket chains during 2009 continued to aggressively increase their market share and expand their presence in selected areas in Israel, often geographically beyond their original locations, increasing competition in an already difficult market.  Based on A.C. Nielsen, we estimate that the smaller supermarket chains' market share was approximately 27.7% of the bar-coded market in Israel during 2009.  The low barriers of entry, including the relatively low cost of establishing a new smaller supermarket chain, have contributed to the increase in number and expansion of smaller supermarket chains in recent years. These smaller supermarket  chains have been able to capture a significant part of the sales from the major chains in their areas by using lower cost non-unionized labor and having lower operating costs and, in some cases by operating on Saturdays and offering non-kosher food.  Large supermarket chains in Israel, including us, are kosher and therefore do not offer non-kosher food or generally operate on Saturdays.

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

Since the merger of Shufersal with ClubMarket, another major chain, in 2005, we have faced a larger competitor, many of whose stores are characterized by the every day sale of products at low prices.  Based on A.C. Nielsen, we estimate that Shufersal's market share was approximately 37.3% of the bar-coded market in Israel during 2009, as opposed to our own approximately 21.8% share of the bar-coded market during 2009.  This difference in market share may give Shufersal a greater competitive advantage in its dealings with customers, suppliers and other third parties.

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

In recent years competition in the non-food retail industry has increased, primarily due to the entry of retail chains and stores outside the food industry, such as Toys “R” Us, Office Depot, do-it-yourself chains such as Home Center and ACE (a franchisee of Ace Hardware), household stores, home textile stores, such as Golf & Co. Ltd. and Kitan Textile Industries Ltd., houseware stores, electricity appliances stores and also due to the expansion of the houseware and home textile departments in supermarkets. This competition affects the sales prices of our products and the scope of our sales. Nevertheless, our Sheshet chain is positioned as a chain that provides products at competitive prices. Increased competition may adversely affect our scope of sales and our profitability.

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

Supermarkets and Non-Food Retail

All of our supermarket sales are made in Israel, and we acquire a substantial majority of the goods that we sell from Israeli suppliers. Consequently, our financial performance is dependent to a significant extent on the economy of Israel. During 2007 and 2008, Israel's Gross Domestic Product rose by 5.3% and 4.1%, respectively.  However, in 2009 the global economic crisis, instability and uncertainty affected the economic conditions in Israel, and initial reports of the Israeli Central Bureau of Statistics indicate that during 2009 Israel's Gross Domestic Product rose by only 0.7%. Initial reports indicate that the Israeli economy increased by 3.3% (annualized) at the first quarter of 2010.  We believe that the economic slowdown has affected the buying patterns of our customers, as more customers shift their purchases to low-price and hard discount stores, which have a lower profit margin. As a result, we have expanded our low-price and hard discount store formats. The economic slowdown in Israel may have an adverse effect on our financial performance, among other things, by reducing our sales and our profitability.

The global economic crisis, instability and uncertainty have also affected our non-food retail business by causing a slowdown in the growth of private consumption, which could affect the growth of our houseware, home textile, toys, leisure, and baby and young children accessories businesses. Beginning in the second quarter of 2009, the Israeli economy began to recover and there has been an improvement in the growth of private consumption.

In addition, the global economic crisis has also reduced the availability of credit, increased the costs of financing and the terms under which banks agree to provide financing.  These developments may reduce our sales, increase our costs of borrowing and reduce our profitability.

Real Estate

We value our yield-generating real estate property according to IAS 40R and changes to the fair value of our real estate are reflected in our financial statements.  The fair value of our properties could be impacted by a number of factors, including the global economic and financial market crisis, as well as the retail sector in Israel because most of our assets are intended for retail businesses. Reductions in the fair value of our real estate may materially adversely affect our financial results.

During 2010, we entered into the residential building sector in Israel. A recession may cause a decrease in the scope of marketing and sales and a decrease in the price of apartments. In addition, government policies may affect the availability and value of real estate designated for building and may also affect the prices of the apartments.

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

Since the issuance of our 5.9% unsecured debentures issued in August 2003, we have limited the cash dividends that we pay on our ordinary shares.

In connection with our issuance of NIS 400 million in aggregate principal amount of unsecured 5.9% convertible and nonconvertible debentures in August 2003, Blue Square’s board of directors resolved that Blue Square would not distribute dividends in any quarter if the ratio of our net financial obligations (as defined by S&P-Maalot, an Israeli rating agency owned by S&P) to EBITDA for any quarter exceeds 3.5 until June 30, 2006 or exceeds 3.0 thereafter.  Blue Square’s board of directors also resolved that Blue Square would not distribute dividends in any quarter if the ratio of the unencumbered fixed assets (following depreciation) and investment property as set forth on our financial statements to financial obligations (as defined by S&P-Maalot) for any quarter is below 120%. At the time of the issuance of our debentures, S&P-Maalot informed us that the rating was based among other things upon the Board of Directors resolution and a change in this resolution may lead to a change of the rating on our 5.9% unsecured debentures.

On January 14, 2010, Blue Square's board of directors decided that in view of the changes and development of Blue Square since 2003, including the transfer of Blue Square's and Mega Retail's real estate properties to BSRE (which operates under financial obligations to EBITDA ratios appropriate for real estate companies and currently holds a major part of the consolidated debt), the purchase of Bee Group (a Non Food retailer), and the reorganization of Blue Square's food retail activities in its subsidiary, Mega Retail Ltd., that the ratio of net financial obligations to EBITDA is to be calculated by deducting from the net financial obligations Blue Square's debt which is related by the company to real estate that is not in use by Blue Square (which is equal to 75% of the investment property as recorded on the balance sheet). On December 31, 2009, the net financial obligations to EBITDA (calculated in accordance with the deduction described above) was less than 2. Our board of directors further resolved that Blue Square would not distribute dividends in any quarter if the ratio of our net financial obligations (calculated in accordance with the deduction described above) to EBITDA for any quarter exceeds 4.5.

The 5.9% unsecured debentures that we issued in August 2003 are subject to downgrading upon the occurrence of certain events.  A downgrading of the rating on these debentures to "ilBBB" or lower may require us to repurchase our 5.9% unsecured debentures issued in August 2003.

The 5.9% unsecured debentures that we issued in August 2003 are subject to downgrading upon the occurrence of certain events, including as described above. A downgrading of the rating on these debentures to "ilBBB" or lower may require us to repurchase our 5.9% unsecured debentures issued in August 2003.

On October 1, 2009, we announced that we received from S&P Maalot a report including affirmation of "ilA+" rating for the debentures, while revising the outlook to negative.  In its rating, S&P Maalot stated that under the current rating it still expects us to maintain an adjusted debt to adjusted EBITDA ratio of less than 4.5.  On April 26, 2010, we received a report from S&P Maalot placing the rating for the debentures on CreditWatch with negative implications, following BSRE's announcement of its proposed acquisition of real estate for residential and commercial development in the wholesale market site in downtown Tel Aviv.  We have no knowledge whether the proposed Acquisition will have an impact on the rating for the debentures.

We are dependent to a significant extent on a limited number of key suppliers.  If these suppliers raise prices or encounter difficulties in providing their products, our operating results will be adversely affected.

We purchase most of our dairy, fresh produce and poultry products from the Tnuva corporation, which holds a leading position in the domestic dairy and poultry markets. In 2009, Tnuva’s products accounted for approximately 14.4% (which percentage includes for the first time, data for Tnuva's subsidiary, Tirat Zvi) of all the products sold at our supermarkets. For more information on our arrangements with Tnuva, see "Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transaction – Arrangements with Tnuva."  In addition, the Strauss group, an Israeli food manufacturer, accounted in 2009 for approximately 9.2% of all products sold at our supermarkets, and the Osem group accounted for approximately 7.5% of all products sold at our supermarkets in 2009.  Because of our status as a leading food retailer in Israel as a result of which we are able to offer a wide exposure and promotion, on a national level, to these suppliers’ products, and the fact that we maintain an excellent and long-standing relationship with Tnuva, Strauss group and Osem, we do not believe that there is a material risk of future stoppage of supply of products of these key suppliers. However, we do not have a written contract with Tnuva, Strauss group or Osem obligating them to supply products to us. The ten largest suppliers accounted for approximately 55.7% of our product purchases in 2009. Due to the relatively large market share of these suppliers, we depend on them and on a number of other suppliers that supply brands characterized by high customer loyalty, such as the Central Company for the Manufacture of Soft Drinks Ltd., which is the exclusive franchisee of Coca Cola and also distributes other popular soft drinks. For example, during the third and fourth quarters of 2007 and during 2008, some of our suppliers raised the prices of various products that they supply us, principally due to an increase in raw materials prices, which caused an increase in our costs.  Increases in prices by our suppliers are generally not offset, fully or as quickly, by increases in our selling prices and revenues because of competitive pressures. We cannot assure that, in the future, Tnuva, Strauss group, Osem or any of these other suppliers will not significantly raise the prices of the products they supply us in the future, or encounter difficulties in providing these products to us, in either of which cases our operating results might be adversely affected.

Alon Retail Ltd. is able to control the outcome of matters requiring shareholder approval.

As of May 31, 2010, Alon Retail Ltd., ("Alon Retail"), owned approximately 68.62% of Blue Square’s outstanding ordinary shares.   So long as Alon Retail, or any successor to its shareholdings in Blue Square, continues to own beneficially more than 50% of our outstanding ordinary shares and voting power, it will be able to control the outcome of matters requiring shareholder approval that do not require a special majority, including the election of all Blue Square directors, other than Blue Square two external directors whose election, under the Israeli Companies Law, requires that at least one-third of the non-controlling shareholders who participate in the vote, vote for their nomination, or that the total number of shares of non-controlling shareholders voted against their nomination does not exceed one percent of the aggregate voting rights in the company.

We own a majority interest in most of our subsidiaries. As a majority shareholder, we owe fiduciary duties to the minority shareholders of our subsidiaries and have to share dividends and distributions with these minority shareholders.

In addition to our wholly owned subsidiary, Mega Retail, our two main subsidiaries are Bee Group, in which we owned an 85% interest (with an option to further increase our holdings to 100%) as of May 31, 2010, and BSRE, in which we owned a 78.35% interest as of May 31, 2010.

Through our subsidiary, Bee Group, as of May 31, 2010, we held approximately 66.85% of the outstanding shares of Naaman Porcelain Ltd., which held approximately 88.74% of the share capital interest in Vardinon Textile Ltd., both of which are publicly held and traded on the Tel Aviv Stock Exchange.  In addition, as of May 31, 2010 we owned nine supermarkets through our 51% subsidiary, Eden Teva.  The ordinary shares of Eden Teva that are not owned by us are held by private third parties (including the CEO of Eden Teva).

Mega Retail leases from BSRE the real estate underlying a substantial portion of the supermarkets that it owns. The ordinary shares of BSRE that are not owned by Blue Square are publicly held and traded on the Tel Aviv Stock Exchange.

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

Our operation of supermarkets in Israel requires permits from municipal authorities, which are conditioned on the prior approval of various agencies, including the health and environment ministries, and the police and fire departments. Some of these permits are currently in the name of the Co-Op Blue Square Services Society, or the Co-Op, our former controlling shareholder, and entities other than us, and have not yet been transferred or re-issued to us.  Furthermore, as a result of the reorganization of our supermarket retail and real estate activities, these permits are to be transferred in the name of Mega Retail, in which all of our retail activity has been centralized. Also, some of our stores require permits that have not yet been obtained, or have expired or require renewal.

Some of our Bee Group stores do not have permits according to the requirements of Israeli Business Permits Law, 1968.  A lack of such permits by any store would be considered a breach of the tenancy agreement for such store, which would allow the landlord to annul the lease agreement. As of May 31, 2010, none of the landlords had made use of this right.

In addition, Kfar Hashashuim received a court issued order to vacate its logistics center due to a lack of a permit to conduct its business in the logistics center and a lack of building permits.  However, BSRE is in the process of building a new logistics center for the Bee Group, and therefore Kfar Hasha'ashuim has requested a delay in the execution of the closure order. On February 2, 2009, the court decided that the execution of the order to vacate will be delayed until after further hearing on the matter, a date of which has yet to be determined. On March 15, 2010, the court set the date of July 12, 2010 for receiving further updates on moving into the new logistics center.

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

A substantial portion of our employees’ wages is adjusted upon a change in the minimum wage in Israel. Under Israeli law, the minimum wage, which is increased from time to time as a result of various economic parameters and updating of employee-union agreements, equals approximately 47.5% of the average wage for an employee in Israel, unless otherwise determined by government regulations. Pursuant to existing legislation, the minimum monthly wage was increased on July 1, 2008, to NIS 3,850 or approximately $1,005 (as of May 31, 2010). On May 23, 2010, a governmental committee of ministers approved a proposal to amend the Minimum Wage Law, 1987, to gradually increase the minimum wage to NIS 4,600 (approximately $1,201 (as of May 31, 2010)) over a period of 15 months. The Knesset has not yet approved such amendment of the Minimum Wage Law and it is unknown if and when such amendment will be approved. An increase in minimum wage will increase our labor costs and thus adversely affect our operating results.

Future issuances of our ordinary shares could reduce our share price.

Out of the NIS 400 million in aggregate principal amount of unsecured 5.9% debentures that we issued in August 2003, NIS 200 million in aggregate principal amount were convertible debentures (principal repayable in three equal installments in the years 2007, 2009 and 2011) which as of February 12, 2010 are convertible into Blue Square ordinary shares at a per share price of NIS 18.390. This conversion ratio is subject to adjustment in the event of distribution of bonus shares, cash dividends and the issuances of rights. On May 31, 2010, the closing price per share of our ordinary shares on the Tel Aviv Stock Exchange was NIS 46.19. As of May 31, 2010, the remaining principal balance of our convertible debentures was approximately NIS 7.5 million. In January, 2008, we adopted a share option plan for officers and employees of Blue Square and its subsidiaries and affiliates.  As of May 31, 2010, the total number of shares available for issuance under the plan was 2,584,995 shares, subject to adjustments.

In connection with our proposed acquisition from Alon of all of Alon's approximately 80% holdings in Dor Alon, subject to satisfaction of closing conditions, we expect to issue to Alon an aggregate of 20,327,710 ordinary shares of Blue Square. See “Item 7. Major Shareholders and Related Party Transactions –  Proposed Acquisition of Controlling Share in Dor-Alon Energy In Israel (1988) LTD."

The issuance of ordinary shares to holders of our convertible debentures, to holders of options under our share option plan, or to Alon, or the perception that those issuances may occur in the future, could materially and adversely affect the market price for our ordinary shares.

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

The sharp increase in oil prices in recent years has led to the increase in our electricity prices and raw materials used in the plastic packing industry. In 2008, a number of our suppliers increased their product prices to us due to increases in raw material prices. While these suppliers have not raised prices further during 2009 , we cannot assure that they will not raise prices in the future.  Further increase in oil, raw material and product prices would impose on us significant expenses and costs, which could have an adverse effect on our operation results.

Impact of inflation may adversely affect our financial expenses and operating income.

Our non-financial assets and shareholders equity are not adjusted to the inflation in Israel, while the repayment of interest and principal under part of our loans and all debentures are adjustable, linked to changes to the Israeli consumer price index, as provided in our loan and debenture agreements. As a result, an increase in inflation in Israel would have the effect of increasing our financial expenses without any corresponding offsetting increase in our assets and revenues on our financial statements, leading to lower reported earnings and shareholders equity. The extent of this effect on our financial statement would be dependent on the rate of inflation in Israel. The Company has an excess of CPI-linked liabilities over CPI-linked assets (mainly in respect of outstanding debentures). Toward the end of 2008 and during 2009, we engaged in transactions to partially hedge this inflation risk. We engage in these transactions from time to time to reduce our risk to inflation, although we do not eliminate the risk of inflation.

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

As of December 31, 2009, we held approximately NIS 188 million in Israeli corporate and government bonds at fixed interest rates, a portion of which is linked to the Israeli CPI.  Therefore, a decrease in the market value of these bonds or interest rates or a change in the status of the companies in whose bonds we have invested could lead to a material increase in our net financing expenses.

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

Our 85% subsidiary, Bee Group, holds and operates through subsidiaries large retail chains with 268 stores as of May 31, 2010, of which 189 stores of our "Kfar Hasha'ashuim", "Dr. Baby" and "Rav-Kat", "Sheshet", "All for a Dollar" and "Naaman" chains, are owned and operated by franchisees.  This store ownership mix presents a number of drawbacks, such as our limited control over franchisees and our limited ability to facilitate changes in the ownership and management of their store.

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

We have a distribution center in Rishon Letzion from which we distribute to our supermarkets a large portion of the products they carry. The products distributed by our distribution center to our supermarkets generated approximately 21.5% of our total percentage purchases during 2009. In addition, during 2010 and 2011 we intend to open a new distribution center for non-food sold in our supermarkets and by Bee Group. Our inability to utilize the distribution centers for any reason may significantly impair our ability to distribute our products to our supermarkets and to our Bee Group stores and would adversely affect our profit margin.

We are exposed to risks of fraud and theft with regard to our gift certificates which may cause a loss of revenue and non-recoverable expenses.

We run programs under which we issue and sell gift certificates and electronic prepaid cards to institutions, companies and individuals, particularly during the High Holiday and Passover seasons.  The gift certificates and prepaid cards can be used in our stores as well as other stores with which we entered into collaboration agreements.  Based on our experience, we are exposed to risks connected with the issuance of gift certificates, including risks that they may be fraudulently forged or stolen, and we are exposed to risks of computer fraud or errors in connection with the issuance of prepaid cards. A substantial or large scale forgery, theft, fraud or error may cause a reduction in our revenue and increase our expenses.

The potential declaration of a boycott by certain segments of Israel’s ultra-orthodox population against our Shefa Shuk stores may affect our financial results.

Since the second half of March 2008, the media has published reports that certain segments of Israel’s ultra-orthodox population are considering the declaration of a boycott against our Shefa Shuk stores due to the operation of stores owned by our controlling shareholder on the Jewish sabbath. Although the Company is unaware of any public declaration of a boycott, since the end of March 2008, the Company has experienced a significant decrease in the sales of several Shefa Shuk stores which appeal to the ultra-orthodox community and/or are located within ultra-orthodox neighborhoods. During 2008 and with the launching of "Mega Bool" chain at the end of 2008, we have converted most of our Shefa Shuk stores to "Mega in Town" and "Mega Bool" stores. As of May 31, 2010, we operated 17 Shefa Shuk stores compared to 21 as of December 31, 2008.  An actual declaration of a boycott may adversely affect the company's financial results.

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

In July 2005, the Income Tax Authority issued a notice of a deduction assessment for the years 2001-2004 to the Company. The amount claimed under these assessments totaled NIS 34 million, and primarily relates to certain benefits granted to employees in the Company’s branches. In November 2005, several senior employees were questioned under warning, with respect to these benefits.  Following these assessments and after the rejection of the Company's position on the matter, the Income Tax Authority issued to the Company deduction assessment orders for the years 2001-2004 in the amounts of approximately NIS 44 million. The Company has filed appeals with the District Court contesting these assessment orders, which as of the date of this Annual Report are still pending. In July 2007, the Israeli Tax Authority issued to the Company value added tax assessment for the years 2001-2006 in the amounts of approximately NIS 22 million in connection with the subject matter of the foregoing deduction assessments. The Israeli Tax Authority did not accept most of the Company's position, although it agreed to reduce the total amount to approximately NIS 16.3 million.  On February 29, 2009, the Company filed an appeal with the District Court, which as of May 31, 2010 is still pending.  In the opinion of the Company and its advisors, the provisions included in the Company financial statements are sufficient to cover the potential liabilities.

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

Most of Bee Group's imports during 2008 and 2009 were from suppliers located in China.  Because most of the products sold by the Bee Group are manufactured overseas and imported from China, its activity may be affected by changes in the political and economic conditions in China.  For instance, any material change in the NIS-Chinese currency exchange rate may increase our manufacturing costs and increase the price of those imported products from China.

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

We own, through our subsidiaries, real-estate assets, most of which are currently used in connection with the retail operation of our stores, and the remainder is leased to third parties or for future development. These assets are subject to risks with regard to ownership of real-estate assets, including decline in demand and surplus of supply of commercial properties, which might have a material adverse effect on the real-estate markets, occupancy rates, rental fees and revenues from third parties and on the value of the assets in the Company's financial statements. These risks include increase of operational costs, decline of the financial conditions of the lessees and additional factors which are beyond our control. In addition, from time to time we acquire real estate with the intention of changing the zoning of such real estate.  We cannot assure that the relevant planning authorities will approve these contemplated zoning changes or, if approved, that we will be able to sell our real estate at a profit following the change of zoning.

The slowdown in the Israeli yield-generating real estate market may adversely affect our business.

Commencing from the beginning of the fourth quarter of 2008 and as a result of global economic and financial market conditions, there has been a slowdown in the Israeli yield-generating real estate market which is evidenced by a decline in the number of real estate transactions, a reduction in the availability of credit sources, an increase in financing costs and stricter requirements by banks for providing such financing. Although in the last few months the availability of credit sources has improved somewhat, we cannot assure that this trend will continue.  During 2009, the Israeli market was also affected by the volatility in exchange rates of principal currencies versus the NIS and the volatility of inflation rates within the local market. If the economic conditions in Israel continue, there may be a continued decline in demand for commercial real estate, a reduction in rental fees, a decline in the fair value of our real estate assets and an increase in the cost and availability of financing from Israeli banks, which could adversely affect our real estate business.

BSRE may not be able to obtain additional financing for its future capital needs on favorable terms, or at all, which could limit its growth and increase its costs and could adversely affect the price of its ordinary shares.

BSRE's activities are financed from external sources.  We cannot be certain that BSRE will be able to obtain financing on favorable terms for its activities, or at all, and BSRE cannot be certain that its existing credit facilities will be renewed. In addition, an adverse change can occur in the terms of the financing that it receives.  Any such occurrence could increase BSRE's financing costs and/or result in a material adverse effect on the results of the Company and its ability to develop its real estate business. In addition, in connection with the transfer of real estate properties from Mega Retail to BSRE in September 2009, BSRE incurred additional loans, which as of December 31, 2009, were in the principal amount of approximately NIS 248 million, secured by a lien on most of the properties transferred by Mega Retail.  The amount of long term loans currently outstanding may inhibit BSRE's ability to obtain additional financing for its future capital needs, inhibit BSRE's long-term expansion plans, increase its costs and adversely affect the price of its ordinary shares.

A recession and/or government policies may have a negative impact on BSRE's new operation in residential building, by causing a decrease in the scope of marketing and sales and a decrease in the prices of apartments.

During 2010, we entered into the residential building sector in Israel. A recession may cause a decrease in the scope of marketing and sales and a decrease in the prices of apartments. In addition, government policies may affect the availability and value of real estate designated for building and may also affect the prices of apartments.

Risks Relating to the Proposed Acquisition of Alon’s Equity Interest in Dor-Alon Energy In Israel (1988) LTD.

On May 17, 2010, we signed a share purchase agreement with our controlling shareholder, Alon, to acquire from Alon all of Alon's approximately 80% holdings in Dor Alon.  The closing of the transaction is subject to satisfaction of closing conditions, including shareholder approval.  See "Item 7. Major Shareholders and Related Party Transactions – Proposed Acquisition of Controlling Share in Dor-Alon Energy In Israel (1988) LTD."  Below are risks relating to our proposed acquisition of Alon's equity interest in Dor Alon.

The Acquisition may not result in the benefits that we currently anticipate.

Achieving the expected benefits of our acquisition of Alon's equity interest in Dor Alon depends, among other things, on the ability to synergize the different sales, retail, and marketing platforms, as well as the different operational and logistical platforms. The acquisition process also may result in the need to invest unanticipated additional cash resources, which may divert funds that we expect to use for pursuing new opportunities and other purposes. If we are unable effectively to synergize the different sales, retail, and marketing platforms, as well as the different operational and logistics platforms, the benefits of the acquisition will not be realized and, as a result, our operating results may be adversely affected and our share price may decline.

Our shareholders will experience an immediate dilution of their relative holdings upon completion of our acquisition of Alon's equity interest in Dor Alon.

Immediately following our cquisition of Alon's equity interest in Dor Alon, Alon will beneficially own in the aggregate, directly and indirectly, approximately 78.44% of our outstanding ordinary shares (as opposed to approximately 68.62% of the outstanding shares immediately prior to the acquisition), and all other Blue Square shareholders would then own approximately 21.56% of our outstanding ordinary shares (as opposed to approximately 31.38% of the outstanding ordinary shares immediately prior to the acquisition). As such, our current shareholders will experience an immediate dilution in the aggregate of approximately 31.3% of their holdings in Blue Square after the acquisition.

The market price of our ordinary shares after our acquisition of Alon's equity interest in Dor Alon may be affected by factors different from those currently affecting our ordinary shares.

Our business differs from Dor Alon’s business in important respects and, accordingly, the results of operations of the combined company and the market price of our ordinary shares following the acquisition may be affected by factors different from those currently affecting the independent results of our operations and of Dor Alon’s operations.  For a discussion of Dor Alon's business and of certain risks to consider in connection with Dor Alon's business, see our report on Form 6-K submitted to the Securities and Exchange Commission on May 27, 2010.

Our acquisition of Alon's equity interest in Dor Alon will result in our becoming a majority shareholder in Dor Alon, a publicly held company. As such, we will be subject to certain limitations in our efforts to synergize our and Dor Alon's operations.

Some transactions between us and Dor Alon, including any cancellation of such transactions, will require the approval of the audit committee, the directors, and, under certain circumstances, approval of the shareholders of Dor Alon by special vote and are subject to the receipt of applicable permits and approvals. In addition, any dividend or distribution from Dor Alon requires the approval of the directors of Dor Alon. As such, we may be limited in our ability to fully realize the synergies and other benefits of the acquisition.

Our acquisition of Alon's equity interest in Dor Alon is subject to the receipt of consents and approvals from various entities, which may impose conditions on, or jeopardize the completion of the acquisition or reduce the anticipated benefits of the acquisition.

Completion of our acquisition of Alon's equity interest in Dor Alon is conditioned upon the satisfaction of closing conditions, including approval of the related share purchase agreement by our shareholders and receipt of all necessary regulatory approvals, including approval by the Israeli court of our distribution of a dividend and, if applicable, approval of the Acquisition by the Israeli Antitrust Authority, all as set forth in the share purchase agreement with Alon. The required conditions to closing may not be satisfied in a timely manner, if at all, or, if permissible, waived, and the acquisition may not be consummated. Failure to consummate the acquisition could negatively impact our share price, future business and operations, and financial condition. Any uncertainty about the consummation of the acquisition may adversely affect the future business, growth, revenue and results of operations of either or both of the companies.

The violation of various conditions determined by the Israeli Tax Ordinance and/or the pre-ruling issued by the Israeli tax authorities in connection with the split of the gas exploration activity from Dor Alon to Alon Natural Gas Exploration Ltd. and the transfer of Dor Alon  shares from Dorgas to Dor Alon may result in Dor Alon and Dorgas becoming obligated to pay taxes under Israeli law.

In connection with the split of the gas exploration activity from Dor Alon to Alon Natural Gas Exploration Ltd.  (the "Split") and the transfer ("Share Transfer") by Dorgas (a subsidiary of Dor Alon) of approximately 4.4% of the outstanding Dor Alon shares held by Dorgas (the “Treasury Shares”) to Dor Alon, Dor Alon received a pre-ruling from the Israeli Tax Authority that provides that the Split and the Share Transfer will be tax free. However, the abovementioned pre-ruling is subject to several conditions, which include, among other things, that:

(i)
in relation to the Share Transfer (a) the Treasury Shares will remain held by Dor Alon indefinitely from the date of the Transfer or will be erased; (b) Dor Alon will take no action in relation to the Treasury Shares, including any sale of the Treasury Shares (including an involuntary sale), any encumbrance of the Treasury Shares or issuance of the Treasury Shares in the future as capital; and (c) for at least two years from the date of the transfer there will be no change in Dor Alon’s rights in Dorgas subject to section 104 of the Israeli Tax Ordinance; and

(ii)
in relation to the Split (a) for at least two years from the date of the Split, both of Dor Alon Natural Gas Exploration Ltd. and Dor Alon will have independent and separate economic activity the income from which is subject to tax in accordance with Section 2(1) to the Israeli Tax Ordinance, and that originated in Dor Alon’s activity prior to the Split; (b) for at least two years from the date of the Split there will not be any loans between Dor Alon and Alon Natural Gas Exploration Ltd., except for loans given and/or taken in the ordinary course of business; (c) for at least two years from the date of the Split, most of the assets (as defined in the Israeli Tax Ordinance) of Dor Alon after the Split and most of the assets (as defined in the Israeli Tax Ordinance), which were transferred Alon Natural Gas Exploration Ltd. through the Split, will not be sold by any of those companies and will be used as customary in the Dor Alon's ordinary course of business; (d) Dor Alon's primary economic activities that occurred during the two years prior to the split will continue to be performed by  Dor Alon or Alon Natural Gas Exploration Ltd. have continued for a period of at least two years from the date of the Split; (e) immediately after the Split, and for two years thereafter, the shareholders of Dor Alon and Alon Natural Gas Exploration Ltd. will maintain the same rights and portions thereof that they held in Dor Alon (not including the Acquisition) all subject to the date of the Split and Section 105c(a)(8) of the Israeli Tax Ordinance; (f) for at least two years from the date of the Split, there will be no transfer of cash or assets, guarantees or any other activities between Dor Alon and Alon Natural Gas Exploration Ltd., except as customary in Dor Alon's ordinary course of business.

If Dor Alon or Alon Natural Gas Exploration Ltd. do not comply with one or more of those conditions (the Israeli Tax Ordinance and/or the pre-ruling issued by the Israeli tax authority), Dor Alon and/or Dorgas may become obligated to pay Israeli income taxes as a result of these transactions, linked to the Israeli consumer price index, plus interest and penalties, and the benefits may be discontinued, in whole or in part. Such a result with respect to Dor Alon would adversely affect our results of operations and financial condition.

Under the terms of the share purchase agreement with Alon, Alon has agreed to compensate and indemnify Blue Square and/or Dor Alon for taxes and/or damages and/or losses and/or deficiencies and/or expenses ("Damages") that may be caused to Dor Alon as a result of a breach of subsection (ii) above in respect of the Split, although the indemnification will not apply to any breaches of the conditions of the pre-ruling resulting from any act or omission of Dor Alon occurring after the closing of the Acquisition.  This indemnification is subject to agreed upon terms and conditions, and there is no guarantee that Alon will indemnify BSI and/or Dor Alon for all Damages.

The conditions imposed by the Israeli Tax Ordinance and/or the pre-ruling issued by the Israeli tax authorities in connection with the acquisition restricts the manner in which we may conduct our business in the future.

We and Alon have received a pre-ruling from the Israeli Tax Authority that provides that our acquisition of Alon's equity interest in Dor Alon will all be tax free. However, this pre-ruling is subject to several conditions, including, among other things, that:

(a)
for a period commencing on the closing date of the Acquisition and ending two years from the end of the fiscal year in which the closing date of the Acquisition took place, or the Required Term, we will continue to hold all the rights in Dor Alon that it held on the effective date of the acquisition;

(b)
most of the assets (as defined in section 103c(a)(2) of the Israeli Tax Ordinance) transferred from Dor Alon to Blue Square in the framework of the acquisition and most of the assets held by Blue Square on the date of the acquisition, were not sold during the Required Term, and during such term the assets were used  properly, under ordinary circumstances, and as is customary in Dor Alon's ordinary course of business; and

(c)
each rights' holder in Blue Square (other than those rights' holders that hold rights tradable on the TASE and are not deemed to be controlling shareholders on the date of the acquisition) maintains during the Required Term all the rights that he/she held in Blue Square immediately following the acquisition, subject to Sections 103c(a)(9), (9a) in the Israeli Tax Ordinance.

These conditions restrict the manner in which we may conduct our business in the future.

Failure to complete our acquisition of Alon's equity interest in Dor Alon could negatively impact the market price of our ordinary shares and our future business and financial results.

If our acquisition of Alon's equity interest in Dor Alon is not completed for any reason, the on-going business of Blue Square may be adversely affected and will be subject to a number of risks, each of which, among others, may have a negative impact on the market price of our ordinary shares. The risks associated with a failure to complete the acquisition include, but are not limited to:

•
failure to pursue other beneficial opportunities as a result of the focus of management of each of the companies on the acquisition, without realizing any of the anticipated benefits of the acquisition;

•	the market price of our ordinary shares may decline to the extent that the current market price reflects a market assumption that the acquisition will be completed;

•	we may experience negative reactions to the termination of the acquisition from licensors, collaborators, suppliers, customers or other strategic partners; and

•	Blue Square's costs incurred related to the acquisition, such as legal and accounting fees, must be paid even if the acquisition is not completed.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of Blue Square.

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

Proposed Acquisition of Controlling Share in Dor-Alon Energy In Israel (1988) LTD.

On May 17, 2010, Blue Square announced that its audit committee and board of directors had approved a transaction with Blue Square's controlling shareholder, Alon Israel Oil Co. ("Alon"), and signed a share purchase agreement (the "Share Purchase Agreement") with Alon, pursuant to which Blue Square would acquire from Alon all of Alon's approximately 80% holdings in Dor-Alon Energy In Israel (1988) LTD. ("Dor Alon"), a publicly traded company listed on the TASE (the "Acquisition").  Dor Alon is one of the four largest fuel companies in Israel based on number of gas stations and is a leader in the convenience stores sector.

In exchange for each share in Dor Alon, Blue Square would issue to Alon 1.8 shares of Blue Square, for an aggregate of 20,327,710 shares of Blue Square (which would materially increase the capital of Blue Square). As a result of the transaction, Alon's direct and indirect ownership interest in Blue Square would increase to approximately 78.44% of the outstanding share capital of Blue Square from approximately 68.62% of the outstanding share capital of Blue Square.  Within the framework of the Acquisition, the audit committee and board of directors of Blue Square approved the distribution of a dividend (after the share issuance to Alon) to Blue Square's shareholders not out of profits, of NIS 800 million, or approximately US$ 208.9 million (based on the representative rate of exchange on May 31, 2010), which represents a dividend of approximately NIS 12.32, or approximately $3.22 (based on the representative rate of exchange on May 31, 2010), per ordinary share of Blue Square (after taking into account the shares to be issued to Alon in the acquisition). The dividend per share is subject to change based on the number of shares outstanding on the record date for the dividend.  The dividend would be subject to the approval of the Israeli courts and to the completion of the Acquisition.

The Acquisition would combine the retail operations of Blue Square and Dor Alon into one group creating the largest retail group in Israel.  Additionally, the Acquisition could enable Blue Square to achieve a strong foothold in the convenience store sector and enable substantial synergies and cost savings when combining the retail platforms of both companies.

The Acquisition and the dividend distribution are subject to approval of Blue Square's general meeting of shareholders, approval of the dividend distribution by the Israeli courts and customary closing conditions.  A general meeting of shareholders is scheduled to be held on June 28, 2010 to approve, among other things, the Acquisition.  For further information on the Acquisition, see “Item 7. Major Shareholders and Related Party Transactions – Proposed Acquisition of Controlling Share in Dor-Alon Energy In Israel (1988) LTD."

Prior to the Acquisition, we and Dor Alon will continue to operate as separate companies.  Accordingly, except for specific references to the pending Acquisition, the description of our business set forth below relates solely to Blue Square and its current consolidated subsidiaries.

Developments of Blue Square During 2009

In December 2008 and January 2009, our board of directors approved a reorganization of our supermarket retail and real estate activities pursuant to which our supermarket retail activities are now centralized in Mega Retail, and our real estate activities are now centralized in Blue Square's subsidiary, BSRE.    The reorganization of the real estate activities was approved by BSRE's shareholders at BSRE's extraordinary general shareholder meeting held on February 18, 2009, and the transfer of real estate properties from Mega Retail was completed on September 13, 2009 and, pursuant to the approval of the Israeli Tax Authority, was effective as of March 31, 2009.  Following discussions between Mega Retail and BSRE and the Israeli Tax Authority regarding the structure of the real estate reorganization, the Israeli Tax Authority granted an approval pursuant to which the transaction would be performed as a split pursuant to Section 105 of the Israel Income Tax Ordinance.  Under such approval, Mega Retail transferred to BSRE the real estate properties, and as part of the consideration for the transaction, BSRE assumed Mega Retail's financial liabilities to a bank in an amount of approximately NIS 390 million that were attributed to the transferred properties and paid the Company in cash the balance of NIS 68 million, representing the difference between the value of the transferred properties (less certain expenses associated with the transfer) and the assumed liabilities.  In addition, as part of the reorganization of the retail activities, Mega Retail's wholly owned subsidiary, The Blue Square Chain (Hyper Hyper) Ltd. ("Hyper Hyper"), is to merge into Mega Retail, as a tax exempt transaction, and all of the retail activity of Hyper Hyper is to be transferred to Mega Retail.  The merger was approved by the Tax Authority, and it is anticipated that the merger will be completed in the next few weeks, effective as of January 1, 2009. For a description of Blue Square's supermarket retail and real estate activities reorganization, please see “Item 7.  Major Shareholders and Related Party Transactions - B. Related Party Transactions”.

The following is a description of certain events that have occurred during the last number of years:

•	Changes in our store formats, including:

•
The launch of "Mega Bool", a hard discount store format.  As of  May 31, 2010, this initiative included the conversion of 46 existing "Mega" and "Shefa-Shuk" stores of various sizes to the new brand and the opening of an additional three new "Mega Bool" stores;

•
The launch of “Mega In Town”, a discount supermarket brand designed to combine discount prices and convenience for neighborhood shoppers. As of  May 31, 2010, we had 121 “Mega In Town” stores; this initiative has included the conversion of over 100 existing SuperCenter and Mega stores to the new brand; and

•
The completion of the first stage of our strategy to establish our Eden Teva format as the leader in Israel's organic/health food market by expanding the number of organic/health food supermarkets operated by Eden Teva to nine stores as of May 31, 2010. We announced our intention to implement the second stage of our strategy by establishing Eden Teva branches within our existing large store formats under the concept of a "store within a store";

•	The launch of a new internet sale site, Mega by Internet, in October 2009;

•
The launch of a private label called "Mega" that was expanded throughout our "Mega Bool", "Mega in Town" and "Mega" store formats beginning in December 2008.  During the first four months of 2010, the products that we sold under the "Mega" private label constituted approximately 6.1% of our supermarket sales;

•
As part of our strategy to expand our presence in “Non-Food” stand alone retail outlets, we acquired 50% of Bee Group in 2005, and by 2008 we had increased our holdings in Bee Group to 85%.  Concurrently, Bee Group acquired the controlling interest in Vardinon Textile Ltd. (home textile retailer and wholesaler) and the controlling interest in Naaman Porcelain Ltd. (houseware retailer and wholesaler).  During the fourth quarter of 2009, we completed the concentration of our Bee Group subsidiaries into three sectors: houseware and home textile, toys and leisure, and baby and young children products.  We also centralized all of the financial activity, import and information systems of the Bee Group subsidiaries under a single headquarters in one location;

•
The reorganization of our real estate assets, including the transfer of all related rights and obligations and certain liabilities (including lease agreements of which we were lessor and Mega Retail or third parties were lessees) to BSRE, a then new wholly owned subsidiary.  In addition, on September 13, 2009 and effective for tax purposes as of March 31, 2009, we completed the transfer of all of the real estate held by our wholly-owned subsidiary, Mega Retail, and its subsidiaries to BSRE;

•
The establishment of a joint loyalty plan (the "You Plan") with Dor Alon in 2005, including the offering to our customers of a Diners Club Israel credit card bearing the name “You”, and the acquisition, together with Dor Alon, of 49% of the shares of Diners Club Israel Ltd., a subsidiary of Credit Cards for Israel Ltd. (allocated 36.75% to us and 12.25% to Dor Alon), the launching in 2009 of a new "You" Mastercard credit card and the expansion in 2009 of our customer loyalty plan through the launching of a new  membership card in August 2009.  As of May 31, 2010, approximately 550,000 new customers had joined the "You" club through the membership card (see “Item 4. Information on The Company - B. Business Overview -Related Businesses”); and

•	As part of our strategy to increase our operational efficiency by improving our distribution capabilities and IT systems, the investment in new IT and logistics systems.

Capital Expenditures

A key component of our business strategy is the establishment and relocation of new stores, the remodeling of existing stores and the improvement of our distribution facilities.  During the three months ended March 31, 2010, we invested approximately NIS 38.7 million, or $10.4 million, in property, plant and equipment, intangible assets and investment property.  In 2009, we invested approximately NIS 234 million, or $62 million, in property, plant and equipment, intangible assets and investment property, a 24.9% decrease from our 2008 investment of NIS 311.7 million. Of our  investment in property, plant and equipment and investment property in 2009, we invested NIS 46.2 million, or $12.3 million, in land and buildings, including land that we lease, as compared with NIS 107.5 million in 2008.  As of December 31, 2009, we had entered into agreements for investments in fixtures, equipment and leasehold improvements in an aggregate of NIS 39 million, or $10 million.

  For additional information pertaining to our principal capital expenditures and divestitures for the last three financial years and those of which are currently in progress, and the method of financing, see “Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources”.

B.	Business Overview.

General

We operate in three reporting segments.  In our Supermarkets segment, we are the second largest food retailer in the State of Israel.  In our "Non-Food" segment, we sell “Non-Food” items both in our supermarkets and in stand alone retail outlets. In our Real Estate segment, we own, lease and develop yield-generating commercial properties.

As of May 31, 2010, we have 207 supermarkets with brands including "Mega Bool", "Mega In Town", "Mega", "Shefa Shuk", "Eden Teva".  In addition, as of May 31, 2010, we had 268 Non-Food retail outlets (partly through franchisees) under the control of our subsidiary, Bee Group Retail Ltd. ("Bee Group") under the brand names Naaman, Vardinon, Sheshet, Kfar Hasha’ashuim, Rav-Kat, Dr. Baby and All for a Dollar.  Through our supermarkets, we offer a wide range of food and beverages products and also “Non-Food” items, such as houseware, toys, home textile products, small electrical appliances, computers and computer accessories, entertainment and leisure products, and “Near-Food” products, such as health and beauty aids, infants products, cosmetics and hygiene products.  We also operate several toy and houseware departments within most of our large stores.   Through our stand alone "Non-Food" retail outlets, we offer a range of houseware and home textile, toys, leisure and baby and young children products.

Our activities are carried out via our consolidated subsidiaries, the largest of which are Mega Retail, which has supermarket retail activities, Bee Group, which conducts non-food retail activities, and BSRE, which owns and invests in yield-generating commercial real estate.  As of May 31, 2010, Blue Square owned 100% of the outstanding shares of Mega Retail, 85% of the outstanding shares of Bee Group, and 78.35% of the outstanding shares of BSRE. The balance of BSRE shares is publicly held and traded on the Tel Aviv Stock Exchange.

Following the reorganization of Blue Square's supermarket retail activities pursuant to which Blue Square's supermarket retail activities were transferred to Mega Retail, and as of May 31, 2010, Mega Retail and its direct and indirect subsidiaries were the owners of all 207 of our supermarkets.  As of December 31, 2009, the total consolidated assets of Mega Retail and its subsidiaries aggregated approximately NIS 2.36 billion, or $625 million, constituting approximately 46% of our total consolidated assets at that date.

Following the reorganization of Blue Square's real estate activities pursuant to which Blue Square's and Mega Retail's real estate was transferred to BSRE, BSRE is the owner of all of our real estate properties.  BSRE's revenues are primarily derived from real estate lease payments received from Mega Retail and third parties. As of December 31, 2009, the total consolidated assets of BSRE aggregated approximately NIS 2.1 billion, or $561 million, constituting approximately 41% of our total consolidated assets at that date.

As of May 31, 2010, Bee Group and its direct and indirect subsidiaries were the owners of 79 of our Non-Food retail stores, while the remaining 189 of our Non-Food retail stores are owned and operated by franchisees of Bee Group and its subsidiaries.  As of December 31, 2009, the total consolidated assets of Bee Group and its subsidiaries (excluding the stores owned and operated by franchisees) aggregated approximately NIS 523 million, or $138 million, constituting approximately 10% of our total consolidated assets at that date.

Supermarkets

The following table sets forth the change in the number of our supermarket stores (net of store closures) and supermarket store space as of the dates indicated:

	No. of Stores	Store Space (square meters)

As of December 31, 2005	168	312,000
As of December 31, 2006	175	323,000
As of December 31, 2007	185	342,705
As of December 31, 2008	194	354,531
As of December 31, 2009	203	365,000

We have five supermarket store formats - Mega Bool, Mega, Mega In Town, Shefa Shuk and Eden Teva. Our "Mega Bool" chain stores are hard discount stores designed to provide customers with name brand quality at everyday affordable prices. In the “Mega” chain stores, our larger stores which are located primarily outside residential areas, we offer a wide selection of food, “Near-Food” and “Non-Food” items.  In the “Mega In Town” chain stores, the stores are usually smaller than “Mega” stores, located primarily in local neighborhoods and city centers, and combine discount prices with convenience for neighborhood shoppers. Our “Shefa Shuk” chain stores are low priced stores oriented towards Israel’s growing ultra-orthodox population. In our "Eden Teva" stores, we focus on offering organic, natural and health food products.  As of December 31, 2009, we operated 11 Mega Stores, consisting of approximately 46,000 square meters space, 119 Mega In Town stores, consisting of approximately 133,000 square meters space, 47 Mega Bool stores, consisting of approximately 143,000 square meters space, 17 Shefa Shuk stores, consisting of approximately 29,000 square meters space, and nine Eden Teva stores, consisting of approximately 14,000 square meters.

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

On October 31, 2007, we acquired 51% of the outstanding shares of Eden Briut Teva Market Ltd. (“Eden Teva”) for a total consideration of approximately NIS 22.5 million.  Eden Teva is one of Israel’s largest retailers of organic, natural and health food products, and as of May 31, 2010 operated nine supermarket stores, specializing in organic, natural and health food products. As part of this transaction, (i) we provided Eden Teva with shareholder loans in the amount of NIS 47 million, (ii) we have the right to appoint a majority of the board of directors and a majority of the executive committee of Eden Teva, (iii) the other shareholder has the various minority protection rights, and (iv) we are to provide all guarantees and financing required in connection with Eden Teva’s operations in the future, the repayment of existing shareholder loans in the amount of NIS 4.7 million, which has since been repaid, and the payment of a bonus to Eden Teva’s CEO upon the satisfaction of various thresholds which have not yet been satisfied.  In addition, during 2010 we intend to launch a new Eden Teva store format by establishing Eden Teva branches within our existing large store formats under the concept of a "store within a store".

In December 2008, we launched our "Mega Bool" hard discount store format, designed to provide customers with name brand quality at everyday affordable prices, in response to an increase in consumer preference for hard discount stores that we have identified in the recent years.  As of  May 31, 2010, the initiative included the conversion of 46 of our existing stores of various sizes to the new brand, including large stores from the "Mega" and "Shefa Shuk" formats and smaller stores located within residential neighborhoods and city centers.  As of May 31, 2010, we also opened three new "Mega Bool" stores.

In parallel, we also announced the launch of our new "Mega" line of private label goods that are sold in our "Mega Bool", "Mega", and "Mega In Town" stores.  Private label products provide customers with an attractive alternative selection of products that are comparable in quality to name brand products.  We believe that our private label products enhance customer loyalty, differentiate our stores from those of our competitors and provide a competitive product to those offered by our suppliers.  In addition, usually the average gross profit from private label products is higher than the average gross profit from other products.  During the first four months of 2010, the products that we sold under the "Mega" private label constituted approximately 6.1% of our supermarket sales.

Non-Food Retail

As of May 31, 2010 we operated, through Bee Group, its subsidiaries and franchisees, a total of 268 non-food retail stores, 189 of which are operated by franchisees.

As part of our strategy to increase our market share of “Non-Food” and “Near-Food” products and to offer a wider selection of these products to consumers in our stores, in May 2005, we acquired 50% of the holdings of Bee Group Retail Ltd. (formerly known as “Hamachsan Hamerkazi Kfar Hasha’ashuim Ltd. (Central Warehouse/Toy Village)” ("Bee Group")), in April 2007, we increased our holdings in Bee Group to 60%, and in September 2008, we increased our holdings in Bee Group to 85%.  See "Item 10. Additional Information – C. Material Contracts – Purchase of Additional Shares in the Bee Group." During 2009, we completed the reorganization of our Bee Group subsidiaries by concentrating them into three sectors: (i) houseware and home textile, concentrated in our Naaman, Vardinon and Sheshet stores, (ii) toys and leisure, concentrated in our Kfar Hasha'ashuim and All for a Dollar stores, and (iii) baby and young children products, concentrated in our Rav- Kat and Dr. Baby stores.  During 2009, we also centralized all of the financial activity, import, and information systems of the Bee Group subsidiaries under a single headquarters in one location.

Bee Group holds and operates through subsidiaries large retail chains in Israel of houseware and home textile, toys, leisure and baby and young children stores, with 268 stores, located throughout Israel, owned and operated mostly by franchisees as of May 31, 2010.  The chain operates under a number of different brand names: (i) "Naaman", which sells houseware products; (ii) "Vardinon", which sells home textile products and accompanying accessories; (iii) "Sheshet", which sells houseware and small electrical appliances; (iv) "Kfar Hasha’ashuim" (Toy Village), which sells toys; (v) "Rav-Kat" and Dr. Baby, which sells baby and young children accessories; and (vi) “All for a Dollar".  The stores of our "Naaman", "Vardinon" and "Dr. Baby" chains are primarily owned and operated by us, while the stores of our "Kfar Hasha'ashuim", "Sheshet" and "All for a Dollar" chains are primarily owned and operated by franchisees. In addition to these stores, we have established toy and houseware departments within most of our large supermarket stores.

On April 22, 2007, Bee Group acquired approximately 85.8% of the share capital of Vardinon Textile Ltd. ("Vardinon") a company traded on the Tel Aviv Stock Exchange for a total consideration of approximately NIS 38 million. Vardinon imports, designs and distributes home textile products and accompanying accessories, such as linen, towels and bathrobes under the brand name "Vardinon" and other products such as blankets, bed covers, curtains, pillows, other houseware products, candles and spa products. The products are distributed by Vardinon's chain of retail stores (37 stores as of May 31, 2010) and by wholesale to customers that include other wholesalers, retail chains, employee committees and catalogues. Following the termination of an earlier supply agreement between us and Vardinon that was terminated effective from January 2010, Vardinon signed a new services agreement with our subsidiaries Mega Retail and Hyper Hyper following approval of Vardinon's board of directors and shareholders.  See “Item 7.  Major Shareholders and Related Party Transactions - B. Related Party Transactions” for more information.

On October 31, 2007, Bee Group acquired 57.87% of the outstanding shares of Naaman Porcelain (51.5% on a fully diluted basis) ("Naaman"), a company traded on the Tel Aviv Stock Exchange, for a total consideration of approximately NIS 101 million.  Naaman is one of Israel’s major branded houseware retailers which imports and markets various houseware products, such as kitchen utensils, cutlery and dinner sets. As of May 31, 2010, Naaman had its own chain of 30 houseware stores, five of which are operated by franchisees, and is a supplier to Mega Retail.  Naaman also sells its products to wholesale customers, including privately owned stores, retail chains, institutional customers, employee committees and sales promotion companies.

On August 11, 2008, Bee Group and the other Sheshet shareholders contributed to Naaman all of the shares in "Sheshet" in exchange for shares in Naaman. In addition, on September 25, 2008, Bee Group contributed to Naaman all of Bee Group's interest in Vardinon (approximately 84.79% voting power and 67.98% of the share capital, at that time) in exchange for approximately NIS 36.9 million in cash.  On March 22, 2009, Bee Group acquired an additional approximately 8% of the shares of Naaman for cash.  Following all of these transactions, Bee Group's holdings in Naaman were increased to approximately 66.85% of the outstanding shares. On June 1, 2009 Naaman acquired an additional approximately 3% of the shares of Vardinon. As a result of this acquisition, Naaman increased its holding in Vardinon to approximately 88.74% of the share capital. As of May 31, 2010, Bee Group held approximately 66.85% of the outstanding shares of Naaman, and Naaman held approximately 88.74% of the outstanding shares of Vardinon.

Industry Overview

Supermarkets

We estimate that retail sales of food, beverages and tobacco in Israel were approximately NIS 56.0 billion, or $14.8 billion, in 2009.  This estimate is based on the data published by the Israeli Central Bureau of Statistics of the retail sales of food, drinks and tobacco in Israel in 2008 (2009 has not yet been published) and the growth of expenditure for the consumption of food, beverages and tobacco of household in Israel at current prices in 2009 (2%).

The retail sales of food, beverages and tobacco in Israel includes supermarkets, grocery stores, mini-markets and retail sales of fruit and vegetables, meat, poultry and fish. The supermarket retail chain market consists of two large chains: Shufersal and us, as well as other smaller but developing chains.

Based on A.C. Nielsen and on data published by the Israeli Central Bureau of Statistics of the retail sales of food, drinks and tobacco in Israel, we estimate that approximately 37% of the total retail sales of food, beverages and tobacco in Israel in 2009 was made by the two large chains and approximately 46% of the estimated retail sales made by supermarkets, groceries and mini-markets in Israel in 2009 was made by the two large chains - a percentage that is considerably lower than the estimated market shares of the major supermarkets prevailing in Europe and the United States.  Accordingly, we believe that there is an opportunity for us to grow correspondingly with the general growth of the supermarket sector in Israel.

Non-Food Retail

The Non-Food retail sales of houseware in Israel includes houseware departments in large retail chains, do-it-yourself retail chains, and private specialty stores and boutiques.  The sale of these products through catalogs and internet sales sites has also increased in recent years.  We do not have enough information to assess our market share in this market, as most of our competitors are privately owned companies.

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

Yield-Generating Real Estate

The yield-generating real estate market in Israel includes the development, promotion, planning, construction, marketing and operating of real estate properties intended for leasing primarily for the purpose of commercial, industrial, office space, parking garage and warehouse use. The yield-generating real estate market is affected by growth or slowdown in the Israeli economy, and by changes in the demand and the available supply of commercial areas, as well as the construction of additional commercial areas.  The real estate market is also affected by governmental, municipal and tax authority policies regarding planning, building, marketing and taxation of land.  Commencing from the beginning of the fourth quarter of 2008 and as a result of the global economic and financial market conditions, there has been a slowdown in the Israeli yield-generating real estate market which is evidenced by a decline in the number of real estate transactions, a reduction in the availability of credit sources, an increase in financing costs and stricter requirements by banks for providing such financing.  Although in the last few months the availability of credit sources has improved somewhat, we cannot assure that this trend will continue.  As a result of the recent economic conditions in Israel, BSRE estimates that there is some increase in the demand for yield-generating properties.  While, demand for office space and industrial properties is still relatively low due to the effects of the slowdown in the economic activity, demand for industrial properties is stable, specifically, when the properties in are located in good locations

With respect to the residential building sector in Israel, a recession may cause a decrease in the scope of marketing and sales and a decrease in the prices of apartments. In addition, government policies may affect the availability and value of real estate designated for building and may also affect the prices of apartments.

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

•	expanding the geographic presence of our stores with the goal of bringing our supermarket store formats within the shopping range of every Israeli consumer;
•	increasing our market share of “Non-Food” and “Near-Food” products and capitalizing on potential operating synergies between the Bee Group and the Company as a whole;

•	solidifying and expanding our market share in the organic/health food market with the goal of establishing Blue Square as a leader of Israel's emerging organic/health food market;
•
expanding our "Mega" private label line to encompass additional product categories and increasing the percentage of our sales from our private label line, and thus differentiating our store brands and products from those of our competitors;

•	increasing operational efficiency, including by improving our distribution capabilities and IT systems;
•	focusing on improving the availability of products in our stores and reducing the shortage of products “on the shelves”;
•	expanding and improving our loyalty plan, which currently offers a new credit card and a new membership card, through joining other businesses to the plan; and
•
combining our retail operations with those of Dor Alon with a view to becoming the largest retail group in Israel, achieving a strong foothold in the convenience store sector and capitalizing on potential operating synergies and cost savings between Dor Alon and the Company.

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

Recent Activities in Our Real Estate Sector

Agreement with the Wholesale Market Company

On June 3, 2010, BSRE, Gindi Investments 1 Ltd. and an additional entity controlled by Moshe and Yigal Gindi (together with Gindi Investments 1 Ltd., "Gindi") (through two subsidiaries owned 50% by BSRE and 50% by Gindi), signed agreements to acquire rights to a long term lease of property in the wholesale market site in Tel Aviv for the purpose of building and marketing on the property an apartment buildings complex and a shopping mall from the municipality of Tel Aviv and the Wholesale Market for Agricultural Produce in Tel Aviv Company Ltd. (the "Wholesale Market Company").  On June 2, 2010, the shareholders of BSRE approved the signing of the final agreements. The agreements are subject to approval by the Israeli Minister of the Interior within 60 days of the date on which such agreements were signed.  For more information on the transaction with the Wholesale Market Company, see "Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions – Agreement with the Wholesale Market Company."

Purchase of Property in Point Wells, Washington

On June 1, 2010, BSRE completed the acquisition of an approximately 240-dunam parcel of property in Point Wells, near Seattle, Washington, which serves primarily as a plant for storage and distribution of fuel and oils.  BSRE purchased the property through a wholly owned special purpose entity established in the United States, BSRE Point Wells, LP, which had entered into a purchase agreement, dated May 7, 2010, with Paramount of Washington LLC (“POW”) for the property.  BSRE Point Wells, LP also entered into a development agreement, dated June 1, 2010, with POW and Paramount Petroleum Corporation (“PPC”).  PPC leases the property from POW and operates and maintains it.  POW and PPC are wholly owned subsidiaries of Alon USA Energy Inc., a public company whose shares are traded on the NYSE, ("Alon USA") and is controlled by our indirect controlling shareholder, Alon Israel Oil Co. Ltd. ("Alon").

BSRE Point Wells, LP paid POW a sum of $19.5 million in consideration for the rights in and to the property (apart from the buildings and the existing equipment/property on the property (including fuel storage tanks, technical systems, pipes and various installations) which remain under the ownership of POW). BSRE Point Wells, LP bore the expenses relating to the transaction, including the transfer tax (estimated at approximately $350,000) and ancillary costs for completion of the transfer of the rights in its name.

Upon the closing of the transaction, BSRE Point Wells, LP granted POW and PPC a right of use of the property, without consideration, for a period commencing on June 2, 2010 and terminating upon the earlier of: (1) June 2, 2020 or (2) the time of sale of the property, after the enhancement thereof, to a third party in accordance with the development agreement.  For more information on the purchase and development agreements, see "Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions – Purchase of Property in Point Wells, Washington from Indirect Subsidiary of Alon ".

Other Recent Activities in Our Real Estate Sector

During 2009, BSRE invested a total amount of NIS 9.4 million, including investments in rental offices and land in areas used for commercial and industrial development.

In addition, we have obtained a building permit and we are in the process of completing construction of an additional distribution and logistic center, as of May 31, 2010 held 100% by BSRE, which would be used for storage and distribution of Non-Food and Near-Food products for our Non Food chains and our supermarket stores. The distribution center would be operated on a 22,000 square meter site and would be leased to Bee Group.  Including the initial expense of NIS 19.0 million to purchase the property, BSRE expects to invest a total of approximately NIS 105 million in building the distribution center.

Transfer of Real Estate Assets from Blue Square to BSRE

In 2006, pursuant to and under agreements entered with BSRE on June 21, 2006 (the "Transfer Agreement") and on April 2, 2006 (the "Split Agreement"), both of which were effective as of December 31, 2005, the Company transferred its real estate assets, all related rights and obligations and certain liabilities (including lease agreements of which the Company was lessor and Mega Retail or third parties were lessees) to Blue Square Real Estate Ltd. (BSRE), a then new wholly owned subsidiary, to manage approximately 146,300 square meters currently occupied by our stores and other lessees, as well as the unoccupied land and unused building rights under our ownership.  At the time of the transfer, the transferred assets did not include: (i) real estate owned by Mega Retail and its subsidiaries and (ii) real estate that the Company leases from Mega Retail or third parties in connection with our retail activities.  Among the rights transferred were those pursuant to long term lease agreements, lease agreements, partnership agreements, purchase agreements, easements and any other agreements between the Company and third parties relating to the transferred properties (including certain liabilities to banks for certain credit received by the Company).

 Further, in August 2006, BSRE completed its initial public offering (IPO) of ordinary shares, unsecured convertible and non-convertible debentures on the Tel Aviv Stock Exchange.  As a result of the offering, the Company holding in BSRE was reduced to 80% of the outstanding shares (78.35% as of May 31, 2010). The balance of BSRE shares is publicly held and traded on the Tel Aviv Stock Exchange.

For more information about additional agreements between the Company and BSRE, see “Item 7.  Major Shareholders and Related Party Transactions - B. Related Party Transactions”.

Tax Authority Approval of Transfer by Blue Square to BSRE

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

The Israeli Tax Authority approval was one of several permits and approvals necessary for completing the legal transfer of the assets and recording such assets under BSRE's ownership.  The Israeli Tax Authority began the process of issuing tax approvals for the assets that were transferred only after December 31, 2007, until which time the Company and BSRE were required to comply with certain conditions of the Israeli Tax Authority ruling, as described below.  BSRE received tax approvals for the transfer of all the assets transferred by the Company in the Split Agreement and for the majority of assets that were transferred by the Company in the Transfer Agreement.

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

•
The lease payments charged by BSRE for leasing the transferred properties to the Company or to any related party of the Company, and the management fees charged by the Company to BSRE, will each be at market value as would have been obtained in arm's length transactions between non-related parties

•
In accordance with Section 104A of the Israeli Tax Ordinance and in connection with the Transfer Agreement, the Company was required to hold at least 90% of each kind of right in BSRE until at least December 31, 2007. Notwithstanding the foregoing, in the following circumstances prior to December 31, 2007, the Company was permitted to hold less than 90% of each kind of right in BSRE, but in any event not less than 51%: (i) public offer pursuant to a prospectus, (ii) private placement of no more than 25% of the share capital before the placement and (iii) sale of no more than 10% of the ownership rights in BSRE.

•
In accordance with Section 105A(2) of the Israeli Tax Ordinance and in connection with the Split Agreement, the Company was required to hold all of its rights in BSRE for two years. Notwithstanding the foregoing, the following circumstances would not be deemed a change in rights provided that until December 31, 2007, the Company was not permitted to hold less than 50% of the rights in BSRE: (i) public offer pursuant to a prospectus, (ii) private placement of shares and (iii) sale of no more than 10% of the rights in BSRE.

•	In accordance with the Israeli Tax Ordinance, BSRE was required to hold the transferred assets under the Transfer Agreement until December 31, 2007.

•
In accordance with the Israeli Tax Ordinance, until December 31, 2007, the Company was prohibited from selling most of the remaining assets of the Company (i.e., which were not transferred under the Split Agreement), and BSRE was prohibited from selling most of the assets transferred to BSRE under the Split Agreement, and in each case during such period such assets would be used for acceptable uses in light of the circumstances.

A breach of a condition under the Israeli Tax Ordinance and/or under the tax approval with respect to one of the transferred properties under the Transfer Agreement will be deemed only a breach of the transfer of such property and not a breach of the entire restructuring under the Transfer Agreement. Therefore, in such case, applicable full tax charges will only be applicable to such property.

In addition, in accordance with the Israeli Tax Ordinance, the construction of buildings on unimproved land transferred to BSRE must be completed within four years of transfer. To the extent this construction is not completed within this four year period, which ended on December 31, 2009, the Company and BSRE may approach the Tax Authority for its determination as to whether such delay constitutes a default for purposes of the tax benefits. The Company and BSRE may be considered to be in breach of the conditions set forth in the Israeli Tax Authority's approval and the related provisions of the Israeli Income Tax Ordinance with respect to eleven properties on unimproved land transferred by the Company on which BSRE has not yet commenced or completed construction of buildings. BSRE submitted a request to the Israeli Tax Authority to change the basis for the tax exemption under the Income Tax Ordinance for the transfer of eight of the eleven properties, and during 2009 the Israeli Tax Authority granted the exemption.  In connection with the exemption, BSRE paid additional purchase tax in the amount of NIS 1.4 million and received the tax permits for the transfer of the eight properties. BSRE believes that it complies with the conditions set forth in the Israeli Tax Authority's approval with respect to the remaining three properties. For additional information about our real estate, please see “- D.  Property, Plant and Equipment” below.

Transfer of Real Estate Assets from Mega Retail to BSRE

In January 2009, Blue Square's board of directors approved a reorganization of its real estate activities pursuant to which Blue Square's wholly-owned subsidiary, Mega Retail, would transfer all of the real estate held by it to BSRE.  On February 18, 2009, BSRE's shareholders approved the transaction, and the transfer was completed on September 13, 2009, and, pursuant to the approval of the Israeli Tax Authority, was effective as of March 31, 2009.

As part of the approved transaction, all real estate property (and related leases) held by Mega Retail and Mega Retail's subsidiaries were transferred to BSRE.  All real estate property used by Mega Retail prior to the transfer was leased back by BSRE to Mega Retail for its retail activities under terms similar to existing lease agreements between BSRE and Mega Retail and existing lease agreements between BSRE and Blue Square that were previously transferred to Mega Retail, as described below. The periods of the existing lease agreements were extended to match the period of the new lease agreement, i.e., 10 years from the effective date of the transfer of the Mega Retail real estate assets to BSRE, with an additional option period of five years exercisable by Mega Retail.

The lease agreements between BSRE and Mega Retail contain terms similar to the existing lease agreements, which provide for annual rent for property used for supermarkets to be the higher of 2% of the annual turnover of that store or 9% of the amount paid by BSRE to purchase the underlying real estate of that store (excluding consideration paid for certain unused building rights), plus amounts invested by BSRE in the asset, reduced by certain costs and payments and increased according  to Israel’s CPI. The annual rent for property not used for stores is equal to 9% of the amount paid by BSRE, linked to increases in Israel’s CPI.

 The sale of Mega Retail's real estate property (and related leases) to BSRE was for an aggregate consideration of approximately NIS 463 million. As part of the consideration for the transaction, BSRE assumed Mega Retail's financial liabilities to a bank in an amount of approximately NIS 390 million that were attributed to the transferred properties and paid the Company in cash the balance of NIS 68 million, representing the difference between the value of the transferred properties (less certain expenses associated with the transfer) and the assumed liabilities.  BSRE financed the assumption of the liabilities by paying the bank NIS 140 million and entering into a loan agreement with the bank for a 15-year loan for the remaining amount of NIS 250 million. Pursuant to the loan agreement, BSRE must comply with certain financial terms and covenants.  As of December 31, 2009, BSRE met these covenants. In addition, BSRE has pledged 15 of the transferred properties (including income from the lease agreements with Mega Retail) as collateral for the loan, and agreed that it will not grant any floating charge on its assets without prior consent from the bank.

Tax Authority Approval of Transfer by Mega Retail to BSRE

During 2009, the Israeli Tax Authority approved Mega Retail and BSRE's application for a ruling stating that the transfer of properties from Mega Retail to BSRE would receive favorable tax treatment under the provisions of Section 105 to the Income Tax Ordinance, subject to certain conditions.  In particular, the Israeli Tax Authority ruled that, assuming compliance with all conditions in the approval and the related provisions of the Israeli Income Tax Ordinance, Mega Retail will be able to defer its payment of betterment tax by the depreciation rate of the depreciable properties, or, if earlier, upon the realization of the properties (so far as realized) by BSRE, and BSRE would be charged a reduced 0.5% of the asset value for purchase tax, or NIS 2.5 million.

The tax approval did not constitute an approval of the principles of allocation of obligations with respect to the transfer of properties to BSRE between the Company and BSRE prior to December 31, 2005.  This allocation may be subject to review by the Israeli Tax Authorities and result in an adjustment.  In addition, the tax approval did not constitute an approval of the valuation of the transferred properties, and such valuation may be subject to review by the Israeli Tax Authority.

A breach of the conditions set forth in the Israeli Tax Authority's approval and the related provisions of the Israeli Income Tax Ordinance may result in Mega Retail being charged with capital gains or betterment tax and sales tax, and BSRE being charged for the full rate (5%) of purchase tax. Conditions of the Israeli Tax Authority ruling included the following:

•
Until March 31, 2011, the Company, Mega Retail and BSRE may not transfer one to the other assets, cash, the granting of guarantees or any other activity except in the ordinary course of business. In addition, until March 31, 2011, Mega Retail and BSRE may not grant and/or receive loans to each other except in the ordinary course of business.

•
Until March 31, 2011, Mega Retail and BSRE shall each conduct its economic activity independently from the other, and the income deriving from such economic activity shall be subject taxation according to Section 2(1) of the Israeli Tax Ordinance, and shall originate in the activities of each of Mega Retail and BSRE prior to the split.

•
Until March 31, 2011, Mega Retail is prohibited from selling most of the remaining assets of Mega Retail (i.e., which were not transferred under the split), and BSRE is prohibited from selling most of the assets transferred to BSRE under the split, and in each case during such period such assets will be used for acceptable uses in the ordinary course of business.

•
Until March 31, 2011, the Company is required to hold all of the rights that it held in BSRE prior to the split. Notwithstanding the foregoing, the following circumstances will not be deemed a change in rights provided that at any time until March 31, 2011, the Company may not hold less than 50% of the rights in BSRE: (i) public offer pursuant to a prospectus, (ii) private placement of shares and (iii) sale of no more than 10% of the rights in BSRE.

Description of Real Estate Properties

Following the reorganization of our real estate activities, all of our real estate is owned by our 78.35% subsidiary, BSRE, and includes commercial areas which are mainly designated for the use of our supermarket branches and for the operation of our retail chain, a 50% holding in Hadar Mall, small commercial sites, office buildings, logistics sites, our holdings in the Wholesale Market Company and additional undeveloped properties for use as commercial areas, office buildings, and logistics centers.

As of December 31, 2009, the total square meters of developed property that we owned was approximately 243,600 square meters, the total square meters of property in development that we owned was approximately 36,100 and the total square meters of unutilized building rights that we owned was approximately 210,000 square meters.

The following table provides certain details regarding our real estate properties of which we are the legal owner (including through long-term leases from the Israel Land Administration), as of December 31, 2009:

	Number of properties for use or rent	Area in sq. m. for leasing (property space)	Occupancy rate
Commercial areas, including supermarket branches	216	183,600	98%
Warehouses and Logistics centers	8	43,800	95%
Offices	16	16,200	83%
Total developed property	240	243,600	88%

Offices	1	14,100
Warehouses	1	22,000
Total property in development	2	36,100

Total unutilized building rights		210,000

Below is a short description of a number of these properties:

Commercial areas, including supermarket branches

The properties designated for supermarkets are individual units or integrated units in buildings in industry, residential or commercial areas.  Some of the properties have parking lots and operational areas that are not included in the sq. meters calculated for lease.   The majority of the supermarkets properties are leased to BSI.  Below are the two additional commercial areas not designated for supermarkets that BSRE owns:

•
Hadar Shopping Mall - BSRE owns 50% of the property, which is located in Talpiot industrial area in Jerusalem. The other 50% is held by a third party. The lease from the Israel Land Administration ends in 2021 with an option to extend the lease for an additional 49 years, subject to a fee. The two-floor mall includes 18,000 sq. meters of commercial space, including 780 parking spots.  The space is leased to third parties, including 4,700 sq. meters to Hyper Hyper.  As of May 31, 2010, the occupancy rate of the mall is 100%.  The property is managed by a joint management company.  BSRE and the third party have applied to the zoning committee for a permit for an additional commercial floor above the existing floors of 9,000 sq. meters, an additional upper level parking garage and an additional 6% building rights for commercial purposes and additional floors (the "Expansion Project"). As a result of the global economic and financial market conditions during 2009, and the uncertainty regarding future commercial activity, the parties decided to suspend the execution of the Expansion Project.  During 2010 the parties intend to reassess the Expansion Project and will decide after such assessment whether to continue with the Expansion Project. As of May 31, 2010, all conditions to receive building permits for the Expansion Project have been met, except for payment of a fee.

•
Property designated for a shopping center in Netanya- a 19 dunam property with rights for 30,000 sq. meters of commercial spaces and offices.  The cost of this property was approximately NIS 27 million.  BSRE intends to build a shopping mall of approximately 14,500 sq. meters on the first and second floors with an underground parking garage of approximately 12,000 sq. meters, as a first stage of development of the property, and BSRE estimates that the cost of this first stage of development will be approximately NIS 100 million and is targeting completion for 24 months from the beginning of construction.  BSRE has begun marketing the areas of the project for lease.  As of May 31, 2010, BSRE had registered the property under its name; however, since BSRE acquired the property in the framework of a foreclosure of a mortgage registered on the property, the status of the property is still being contested in legal proceedings.

In addition, BSRE holds 50% of the share capital of 1108 Center Investments Ltd., an investment company that holds the rights in a commercial property of 14,130 sq. meters in Beer Sheva on which a commercial center is built.

Offices

BSRE is the owner of the following three major office building and properties designated for office building construction:

•
Kiryat Arie, Petach Tikva- BSRE, owns a property of three office buildings of total area of 14,000 sq. meters with rights to build two more stories to the existing building. The cost of the acquisition of this property was approximately NIS 32 million. BSRE intends to renovate the three buildings for office use and to add an additional two stories to the existing building. BSRE has obtained building permits for the construction.  BSRE estimates that the additional cost of renovation and building of the additional floors would be approximately NIS 45 million and is targeting completion for 18 months from the beginning of construction. BSRE estimates that it will begin construction on the buildings during 2010 at which point BSRE will begin to market some or all of the spaces.  In addition, BSRE has submitted a request to the district zoning committee to promote a zoning plan for additional building rights on this property for commercial and office use.

•
Afek Industrial Park, Rosh Ha'ayin- during 2009, within the framework of the transfer of real estate from Mega Retail to BSRE, Mega Retail transferred to BSRE an office building in Afek Industrial Park. The office building, which is built on a 13,770 sq. meter property, includes two floors of offices with a total area of 9,300 sq. meters, which are leased to the Company and serve as the Company's executive offices.  The ground floor of the buildings also includes a supermarket, taxi cab station and a small gas station operated by Mega Retail.  The property also includes parking areas for the offices and the supermarket. There are approximately 3,784 sq. meters of unutilized building rights, which are designated for light industrial and commercial use. BSRE is currently examining the possibility of building another office building on this portion of the property.

•
North Ra'anana – during the first quarter of 2008, BSRE completed the acquisition of ownership rights in an 11 dunam plot designated for commercial and office buildings located in the northern industrial area of Ra'anana. As of May 31, 2010, a total of 4,000 sq. meters of the property are leased for a parking lot. In September 2009, the local zoning committee approved BSRE's application to build a 20 story high-tech office building on the property containing a total of 26,000 sq. meters which would include one commercial floor and an underground parking area of 16,000 sq. meters.  BSRE is in the process of meeting the requirements for a building permit for this office building. BSRE is not currently able to estimate the amount of time or the scope of the investment that will be involved in this project.

Logistics Areas

Below is a short description of the logistic areas owned by BSRE or for which BSRE has agreements to purchase:

•
Kibbutz Einat – BSRE holds 50% of Einat Yield Generating Real Estate Cooperative Ltd. ("Einat Ltd."), which has received from Kibbutz Einat its rights to lease a property of 26 dunam of industrial use (all of which is leased to different lessees). The cost of BSRE's share of the rights in this property was approximately NIS 24.4 million. The property includes four warehouses containing a total of 14,000 sq. meters which are leased to different lessees with options to renew. On August 23, 2009, Kibbutz Einat signed a long term lease with the Israel Land Administration, and shortly thereafter submitted a request to the Israel Land Administration to allow Kibbutz Einat to transfer the lease to Einat Ltd.  As of May 31, 2010, the Israel Land Administration had not yet responded to this request. According to the assessment of BSRE's legal counsel, it is likely that the lease will be transferred to Einat Ltd.

•
Be'er Tuvia - BSRE owns, through its wholly owned subsidiary Logistic Center Bee Square Real Estate Ltd. ("Logistic Center "), a 74 dunam property of which 63 dunam are designated for industrial (and storage) areas. BSRE estimates that it has rights to build 72,000 sq. meters of commercial areas and office buildings. Logistic Center has entered into an agreement with the Bee Group to build the distribution center which would be used for storage and distribution of Non-Food and Near-Food products for our Non Food chains and our supermarket stores. The lease would be for a period of 12 years from beginning of use of the property with an option to renew for additional three year periods (but not to exceed a total renewal period of 24 years) for an annual payment equal to 9% of the total investment made by Logistic Center in acquiring and building this distribution center, linked to the CPI. The distribution center would be operated on a 22,000 square meter site and would be leased to Bee Group.  Including the initial expense of NIS 19.0 million to acquire the property, BSRE expects to invest a total of approximately NIS 105 million in building the distribution center.  BSRE estimates that the project will be completed and the buildings will be occupied by tenants during 2010.

•
Kibbutz Eyal - BSRE and Eyal Hasharon, an agriculture cooperative society Ltd. ("Eyal Hasharon"), signed an agreement for the development of a 57 dunam property for storage and logistics usage. Under the agreement, BSRE and Eyal Hasharon will jointly hold in equal parts a new company to which Kibbutz Eyal will transfer the property. Closing of the transaction is subject to various conditions, including the approval of the Israel Land Administration which, as of May 31, 2010, has approved the transfer of 41 dunam only.  Various other closing conditions have also not yet been satisfied. The validity of the agreement is dependent on the conditions being satisfied by November 19, 2010, and BSRE has the right to extend this period at its sole discretion.  In addition, pursuant to this agreement BSRE will transfer to the new company an amount based on the purchasing costs, development costs and an additional cost, but not less than $70,000 per dunam. In the event that the costs exceed $100,000 per dunam, BSRE will have the right to terminate the Agreement.

•
Rishon LeTzion- Blue Square's logistic center is located in the western industrial area of Rishon Letzion.  Part of the property is an open area used by Blue Square for container storage and as a loading area and includes unutilized building rights of approximately 14,838 sq. meters that may be used for industrial, commercial and storage purposes.

 Properties with development potential

As of December 31, 2009, BSRE has rights to build a total of 210,000 sq. meters (202,000 sq. meters mainly for commercial purposes and 8,000 sq. meters for residential purposes).  Because the utilization of building rights is dependant on economic feasibility, satisfaction of various conditions, payment of costs and other factors, it is not clear if and when BSRE would utilize these building rights.

Wholesale Market Company

As of June 3, 2010, BSRE, Gindi Investments 1 Ltd. and an additional entity controlled by Moshe and Yigal Gindi (through two subsidiaries owned 50% by BSRE and 50% by Gindi), signed agreements to acquire rights to a long term lease of property in the wholesale market site in Tel Aviv for the purpose of building and marketing on the property an apartment buildings complex and a shopping mall from the municipality of Tel Aviv and the Wholesale Market Company Ltd.  The agreements are subject to approval by the Israeli Minister of the Interior within 60 days of the date on which the agreements were signed.  For more information, see "Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions – Agreement with Wholesale Market Company."

Point Wells, Washington

On June 1, 2010, BSRE completed the acquisition of an approximately 240-dunam parcel of property in Point Wells, near Seattle, Washington, which serves primarily as a plant for storage and distribution of fuel and oils.  BSRE purchased the property through a wholly owned special purpose entity, BSRE Point Wells, LP, which had entered into a purchase agreement with Paramount of Washington LLC ("POW") for the property and also entered into a development agreement with POW and Paramount Petroleum Corporation ("PPC").  PPC leases the property from POW and operates and maintains it. POW and PPC are wholly owned subsidiaries of Alon USA Energy Inc., which is controlled by our indirect controlling shareholder, Alon Israel Oil Co. Ltd. ("Alon").

The present zoning of the property is for heavy industrial use, and BSRE, through BSRE Point Wells, LP, is furthering a plan for a change of zoning of the property from heavy industrial zoning to an urban center zoning.  To the best of BSRE’s knowledge, as of May 31, 2010, such change in the zoning of the property has been approved in principle, subject to completion of local statutory proceedings, the hearing of objections and additional approval proceedings, including the preparation and approval of a detailed plan which will, inter alia, make it possible to erect residential buildings and commercial space on the property.

Upon the closing of the transaction, BSRE Point Wells, LP granted POW and PPC a right of use of the property, without consideration, for a period commencing on June 2, 2010 and terminating upon the earlier of: (1) June 2, 2020 or (2) the time of sale of the property, after the enhancement thereof, to a third party in accordance with the development agreement.  For more information on the purchase and development agreements, see "Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions – Purchase of Property in Point Wells, Washington from Indirect Subsidiary of Alon ".

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

Based on A.C. Nielsen, we estimate that our market share of the bar-coded market in Israel in 2009 was approximately 21.8% (which percentage includes for the first time, data for our 51% subsidiary, Eden Teva), Shufersal's market share of the bar-coded market in Israel in 2009 was approximately 37.3%, and the smaller supermarkets' market share of the bar-coded market in Israel in 2009 was approximately 37.6%.

In recent years, we and our competitors have established or expanded low-price and hard discount store formats.  In December 2008 we launched our "Mega Bool" hard discount store format to address the hard discount store market. In addition, smaller supermarket chains in 2009 continued to aggressively increase their market share and expanded their presence in selected areas in Israel, often geographically beyond their original locations. The low barriers of entry, including the relatively low cost of establishing new smaller supermarket chains, have contributed to the increase in number and expansion of smaller supermarket chains in recent years.

Shufersal, the other major supermarket chain, has taken numerous initiatives in the last few years to improve its competitive position.  Since 2005, when Shufersal merged with ClubMarket, the then third major supermarket chain, we have faced a major competitor, with a broader national presence, especially in the northern part of Israel where many of ClubMarket stores were located.  Many of Shufersal's stores are characterized by every day sale of products at low prices.  The competitive position of Shufersal, together with the expansion of smaller supermarket chains in recent years, has contributed to the intensified competition we experienced in recent years, particularly at our larger stores.

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

In the houseware market, in which our "Naaman" and "Sheshet" stores compete, there has been a consistent increase in competition in recent years, both due to the entry of the do-it-yourself chains, such as Home Center and ACE, and due to the expansion of houseware departments within the supermarket retail chains, such as Shufersal. The sale of these products through catalogs and internet sales sites has also increased in recent years.  We do not have enough information to assess our market share in this market, as most of our competitors are privately owned companies.

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

Our Operations

Supermarkets

Our supermarket operations are conducted under the Mega Bool, Mega, Mega In Town, Shefa Shuk and Eden Teva store formats, which are among the most well-recognized retail names in Israel.

Our supermarkets offer a wide selection of supermarket goods.  The mix of products of each supermarket format varies to address the preferences of its target customers.  Many of our supermarkets offer specialty departments such as full service bakeries, delicatessens, fresh meat and prepared food departments; certain supermarkets also contain franchise operations, which sell a variety of goods. In addition, we offer a range of “Non-Food” and “Near-Food” items and operate several toy and houseware departments within most of our large stores.  We also launched a private label for the Company, called "Mega", that was expanded throughout our "Mega Bool", "Mega in Town" and "Mega" store formats beginning on December 2008.  Following the reorganization of our retail activities, all of our supermarket stores operations are owned by Mega Retail and its subsidiaries.  As part of the reorganization of our real estate activities, BSI transferred all of its supermarket store leases to Mega Retail, and Mega Retail now leases the real estate underlying the stores that it operates from BSRE and third parties.

The following table provides certain information regarding our supermarket stores as of December 31, 2009:

Retail Format	Number of Stores	Store Space (square meters)

Mega Bool (1)	47	143,000

Mega (2)	11	46,000

Mega in Town (3)	119	133,000

Shefa Shuk (4)	17	29,000

Eden Teva (5)	9	14,000
Total	203	365,000

(1) Hard discount stores designed to provide customers with name brand quality at everyday affordable prices.

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

 (5) Supermarkets that specialize in organic, natural and health food products, operated by Eden Teva, which is held 51% by Mega Retail.

Non-Food Retail

Our 85% subsidiary, Bee Group, holds and operates through subsidiaries large retail chains with 268 stores, some of which are owned and operated by the subsidiaries and some 189 of which are owned and operated by franchisees as of May 31, 2010.  The stores are operated under the following brand names: (i) "Naaman", which sells houseware products; (ii) "Vardinon", which sells home textile products and accompanying accessories; (iii) "Sheshet", which sells houseware and small electrical appliances; (iv) "Kfar Hasha’ashuim" (Toy Village), which sells toys; (v) "Rav-Kat" and Dr. Baby, which sell baby and young children accessories; and (vi) “All for a Dollar". The stores of our "Naaman", "Vardinon" and "Dr. Baby" chains are primarily owned and operated by us, while the stores of our "Kfar Hasha'ashuim", "Sheshet" and "All for a Dollar" chains are primarily owned and operated by franchisees. In addition to these stores, we have established toy and houseware departments within most of our large stores, which are owned by us, and we expect to expand the variety of products offered in such departments in 2010.  As part of a pilot program, in 2009, our Bee Group subsidiaries, Naaman and Vardinon, jointly opened two stores operated by Vardinon that offer both houseware and home textile products in one store. In 2010, we also plan to expand this initiative and to establish stores that combine different Bee Group store formats into one store format that will offer houseware and home textile products.

Each of the subsidiaries of the Bee Group separately manages its own operations. During the fourth quarter of 2009 we centralized all of the financial activity, import and information systems of the Bee Group subsidiaries under a single headquarters, which provides some of the services that were previously managed separately by each of the subsidiaries.  The relationship with the franchisees is generally governed by franchise agreements between the relevant Bee Group subsidiary ("Franchiser") and the franchisee.  The majority of the franchise agreements provide for a term of 10 years with two renewal options, each for a period of five additional years.  Under most of the agreements, the Franchiser and the franchisee may terminate with prior written notice.

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

The following table provides certain information regarding our non-food retail stores as of December 31, 2009:

Retail Format	Number of Franchised Stores	Number of Self Operated Stores	Total

All for a Dollar	39	1	40

Kfar Hasha’ashuim	83	1	84

Dr. Baby and Rav-Kat	7	12	19

Sheshet	53	—	53

Vardinon	—	36	36

Naaman	5	23	28

Total	187	73	260

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

Through our distribution center in Rishon Letzion, we can distribute products from suppliers, manufacturers and importers, thus reducing prices and broadening the range of available products.  The distribution center is operated on a 40,000 square meter site.  At this site, we operate approximately 20,000 square meters as warehouse space.  We conduct the administration of the warehouses and distribution by means of a computerized system that consolidates orders from all the branches while giving consideration to inventory levels, store requests and company planning.

We purchase products for our supermarkets from approximately 700 suppliers, including manufacturers, importers and distributors. In 2009, approximately 84% of our grocery items and 93% of our meat and fish were delivered directly by suppliers to some of our stores.  For certain other items, including 86% (in 2009) of fruits and vegetables, we provide distribution to our supermarkets through our distribution center.  For the year ended December 31, 2009, approximately 21.1% of our supermarket purchases were of products distributed from the distribution center.

We actively seek to diversify our suppliers.  However, we purchase most of our dairy, fresh produce and poultry products from the Tnuva Corporation, which holds a leading position in the domestic dairy and poultry markets.  In 2009, Tnuva’s products accounted for approximately 14.4% (which percentage includes for the first time, data for Tnuva's subsidiary, Tirat Zvi) of all the products sold at our supermarkets. For more information on our arrangements with Tnuva, see "Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transaction – Arrangements with Tnuva."  In addition, the Strauss group, an Israeli food manufacturer, accounted for approximately 9.2% of all products sold at our supermarkets in 2009, and the Osem group accounted for approximately 7.5% of all products sold at our supermarkets in 2009.  Because of our status as a leading food retailer in Israel as a result of which we are able to offer a wide exposure and promotion, on a national level, to these suppliers' products, and the fact that we maintain an excellent and long-standing relationship with Tnuva, Strauss group and Osem, we do not believe that there is a material risk of future stoppage of supply of products of these key suppliers.  However, we do not have a written contract with Tnuva, Strauss group or Osem obligating them to supply products to us.  In addition, in recent years, there has been a process of consolidation among our suppliers.  As a result, our largest suppliers now account for a larger percentage of our product purchasers.  The ten largest suppliers for our supermarkets accounted for approximately 55.7% of our product purchases in 2009. We have not experienced any material problems in obtaining products of the quantity and type required.

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

Vardinon is dependent on one material supplier, Office Textile Ltd., which supplies Vardinon with dyed fabric. Purchases from this supplier accounted for 33% and 26% of Vardinon's total purchases of materials and outsourced projects in 2008 and 2009, respectively.

As of May 31, 2010, we had obtained a building permit and we are in the process of completing construction of an additional distribution and logistic center, as of May 31, 2010 held 100% by BSRE, which would be used for storage and distribution of Non-Food and Near-Food products for our Non Food chains and our supermarket stores. The distribution center would be operated on a 22,000 square meter site and would be leased to Bee Group.  Including the initial expense of NIS 19.0 million to purchase the property, BSRE expects to invest a total of approximately NIS 105 million in building the distribution center.

Marketing

We endeavor to create an awareness of our supermarkets as offering a combination of broad selection, high-quality service and competitive prices.  Our primary advertising outlets, in addition to point-of-sale marketing, are television, newspapers, radio, internet, billboards and direct mail.  Store promotions are conducted, from time to time, in all our supermarkets, in specific chains or in individual stores.  These promotions include, among other things, price reductions, gifts, coupons or deferred payment terms and are often available exclusively to members of our Loyalty Plan - "You", and customer clubs for Shefa Shuk and Eden Teva.

The goal of our Loyalty Plan, which we established together with Dor-Alon Energy In Israel (1988) LTD. and offers to our customers credit cards (Diners and Mastercard) bearing the name "You", or a new membership card, is to promote customer loyalty to the Company and Dor Alon by, among other things, granting exclusive benefits to the Loyalty Plan members, including establishing a cash-based reward mechanism, and providing discounts and benefits at other businesses that would join the Loyalty Plan. In addition, through the Loyalty Plan the Company may provide other services such of personal finance, insurance products and tourisms packages.  The benefits are advertised and disseminated each month via e-mail to the members of the Loyalty Plan. During 2009, we closed our “Buy & Bonus” frequent-buyer incentive program and offered the members of such programs membership in our new "You" membership club, which is designed to increase consumer traffic and encourage customers to patronize our stores. These customer clubs grant a variety of discounts and benefits to participants.

The Loyalty Plan also owns a 50% share in the Israeli Hebrew-language free daily newspaper, Israel Post, the distribution of which began in August 2007, mainly in establishments such as Blue Square supermarkets, AM-PM convenience stores and Dor Alon gas stations.

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

In addition, we operate the Mega by Internet website which allows customers to place orders via the Internet 24 hours a day and to have the products in our stores delivered to our customers’ homes from a nearby store within a few hours. Likewise, customers may order products by phone (through a calling center) or by fax.  The service is provided (through 20 centers located at Mega and Mega Bool stores) in most of Israel.

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

As part of a pilot program, in 2009, Bee Group began establishing specialized departments for household products in our supermarkets that sell Naaman, Sheshet and Vardinon products.  Bee Group plans to expand these departments in 2010.

As part of a pilot program, in 2009, our Bee Group subsidiaries, Naaman and Vardinon, jointly opened two stores operated by Vardinon that offer both houseware and home textile products in one store. In 2010, Bee Group also plans to expand this initiative and to establish stores that combine different Bee Group store formats into one store format that will offer houseware and home textile products.

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

Price Control

The Israeli government is authorized to control the retail and wholesale prices of goods and services offered in Israel.  At present, a few of the products we offer in our stores, including bread, flour, eggs, milk and margarine are subject to government-imposed price controls.  Any imposition of more extensive price controls in the future than those that currently exist may have a material adverse effect on our operating results. See “Item 3. Key Information – D. Risk Factors - Government-imposed price controls may have a material adverse effect on our operating results”.

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

The Class Actions Law (the “Law”) codified prior existing class actions arrangements, including under the Consumer Protection Law, by among other things, substantially extending the causes of action under which one can bring a class action, alleviating the prerequisites for certifying and maintaining a class action and lowering the eligibility requirements for a class action representative. The Law is not unique to the line of business in which we engage; however, the expansion of the availability of the Law to potential claimants increases our exposure to potential lawsuits.

Product Liability

We market various products, including foods and cleaning and hygiene products, which may affect consumer health, and, as such, we are subject to legislation and supervision (for example, Liability for Defective Products Law, 1980) relating to these areas, including orders of the Ministry of Health relating to the import and sale of food and cleaning and hygiene products, as well as veterinary supervision of the marketing of meats.  In addition, many laws and regulations govern the rights of persons that may have been injured by products that we manufacture, assemble, store, market or sell.

Manufacturing and Import Standards

We are required to comply with certain manufacturing standards in connection with our manufacturing activities, and specifically those activities that relate to the manufacturing of our private label products. We endeavor to ensure that that the products that are manufactured on our behalf comply with any relevant standards and legal requirements.

In addition, we must comply with import standards relating to the sale of imported products, including obtaining a general import license from the Ministry of Health for importing food products that we sell, as well as requirements relating to electrical appliances.

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

Regulations for Equal Rights for Persons with Disabilities (accommodation for accessibility of service)

To the best of the Company's knowledge, in May 2008, a draft of the Regulations for Equal Rights for Persons with Disabilities (accommodation for accessibility of service), 2008 was published and as of May 31, 2010, had not yet been approved.  The proposed regulations would require public service providers to make necessary modifications at their own expense to ensure that their services are accessible to people with disabilities.  The provision of public services is defined, among other things, as services provided in a public place. According to the Equal Rights for Persons with Disabilities Law, 1998, supermarkets are considered public places. The proposed regulations include various requirements to increase accessibility for people with disabilities in public places to be implemented within the timeframe provided in the proposed regulations, such as modifying passages between fixtures in public places, modifying procedures, proceedings and customs, modifying signposts and public address and loudspeaker systems, installing aids and accessories to ensure accessibility and to provide services to aid in ensuring the accessibility of services for people with disabilities, publicizing the accommodations made to ensure accessibility of, appointment of a coordinator to ensure accessibility, among others.

Reduction and Recycling of Packaging Waste

In June 2009, the Reduction and Recycling of Packaging Waste Bill, 2009 was presented to the Knesset. According to the bill, its purpose is to prevent and reduce the production of packing waste, limit the use of heavy metal in packaging, encourage repeated use of packaging and the recycling of packaging and packing waste and the use of recycled materials from recycled packaging waste. Under the proposed bill, any manufacturer, importer, distributor or marketer that uses packaging materials would be required to take steps to reduce the use of packaging materials, to use such materials more efficiently, and to prevent the production of packing waste in a manner to prevent and reduce its impact on the environment. In addition, the proposed legislation imposes additional obligations on manufacturers or importers (as defined in the bill), including, in connection with the collection of the packaging waste of their products and in connection with the recycling of a relative portion on the basis of market share of such packaging waste.

Gasoline Stations

We are also subject to numerous laws and regulations relating to, among other things, environment protection, licensing and permits proceedings, standardization requirements and other requirements in connection with the construction, establishment and operation of gasoline stations on our properties described below in “ - D. Property, Plants and Equipment.”  As part of a pilot program to examine the feasibility of establishing and operating gasoline stations on properties adjacent to our stores, in 2006, we began operating our first gasoline station on one of our properties. As of May 31, 2010, we operated two gasoline stations, one in Rosh Ha'ayin and one in Bat Yam.  We purchase our gasoline from Dor Alon. In May 2010, we signed a share purchase agreement with our controlling shareholder, Alon, to acquire from Alon all of Alon's approximately 80% holdings in Dor Alon.  Dor Alon is one of the four largest fuel retail companies in Israel based on the number of gas stations and is a leader in the convenience stores sector.  The closing of the transaction is subject to satisfaction of closing conditions, including shareholder approval.  See “Item 7. Major Shareholders and Related Party Transactions - B. Related Party Transactions – Proposed Acquisition of Controlling Share in Dor-Alon Energy In Israel (1988) LTD”.

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

Houseware Products

We are subject to safety tests, quality control and certification by the Standards Institution of Israel. These are primarily related to the release of metals from ceramic appliances/wares, marking of wares/dishes, pressure cookers, lighters and plasticware used for food and drink.

Business Permits

Some of our Bee Group stores do not have permits according to the requirements of the Business Permits Law, 1968.  A lack of such permits by any store would be considered a breach of the tenancy agreement for such store, which would allow the landlord to annul the lease agreement. As of May 31, 2010, none of the landlords has made use of this right.

Environmental Laws Related to Real Estate

As the owner or long-term lessee of real estate property, we may be held liable for any violation of law, including of environmental laws, which takes place on real estate property that we either own or lease pursuant to a long term lease, and we may be required to bear the costs associated with compliance with such laws.

Due to the fact that most of our real estate properties are leased to commercial businesses, which are not polluting factories, and in light of the division of liabilities between us and the lessees, we do not anticipate material exposure in the area of environmental law with respect to our real estate properties.

In addition, pursuant to authorization agreements with cellular companies, we allow cellular companies to place and operate cellular communication devices in certain locations on our properties.  Under such agreements, the cellular companies have agreed to operate and use the devices in accordance with the standards of the Ministry of Environmental Protection and the commissioner of radiation, and in accordance with the provisions of any other law.

Planning and Construction Law, 1965

The Planning and Construction Law and the regulations promulgated thereunder determine the regulatory and supervisory scheme, among other things, in matters relating to construction permits, licensing, and rights, changes in the designated uses of real estate property and betterment taxes levied on improved properties. In addition, under the Planning and Construction Law, the owner of real estate may be held criminally liable for an offense committed by a lessee on such property.

Related Businesses

Diners Israel

In connection with the establishment of our joint Loyalty Plan with Dor Alon, in November, 2005, we and Dor Alon purchased 49% of the shares of capital stock of Diners Club Israel Ltd. (“Diners Israel”) (36.75% to Blue Square and 12.25% to Dor Alon) from Credit Cards for Israel Ltd. (“CAL”). Diners Israel, a credit card company in Israel and a licensee of Diners Club International, is a subsidiary of CAL which itself is a subsidiary of Israel Discount Bank Ltd.

Under the agreement with CAL, we and Dor Alon are entitled to share with CAL the net income of Diners Israel in connection with the activities of the credit cards bearing the "You" name based on our respective ownership interests in Diners Israel.  The percentage of the net income of Diners Israel in connection with credit cards activities outside the Loyalty Plan is to be allocated to us and to Dor Alon in accordance with various ratios determined based on the number of "activated" credit cards (as defined in the agreement) issued to members of the Loyalty Plan from time to time, so long as certain target numbers of such issued credit cards are met.  In addition, we signed an agreement with CAL pursuant to which Loyalty Plan members are to be issued Mastercard "You" credit cards that will be treated the same as the Diners "You" credit cards for the purpose of our agreement with Dor Alon.  See “Item 7.  Major Shareholders and Related Party Transactions - B. Related Party Transactions” for more information on the agreement with CAL and Diners Israel.

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

C.           Organizational Structure

Following the reorganization of our supermarket retail activities pursuant to which our supermarket retail activities are centralized in our wholly-owned subsidiary, Mega Retail, Mega Retail operates all of our supermarkets and nine supermarkets which are owned by Eden Teva (our 51% subsidiary). Following the reorganization of our real estate activities, Mega Retail leases from BSRE and third parties the real estate underlying the stores that it operates.

We operate all of our "Non-Food" outlets through our 85% owned subsidiary Bee Group, which in turn held, as of May 31, 2010, approximately 66.85% of the outstanding shares of Naaman Porcelain Ltd., which held, as of May 31, 2010, approximately 88.74% of the share capital in Vardinon Textile Ltd., both of which are publicly held and traded on the Tel Aviv Stock Exchange.

Below is a chart indicating our holdings in our material subsidiaries as of May 31, 2010:

* Certain shareholders of Dr. Baby Ltd., or Dr. Baby, and its former general manager, are disputing the issuance of an additional 5,000 shares of Dr. Baby to Bee Group, which resulted in the dilution of their holdings, and the dismissal of the former general manager of Dr Baby.   As a result of the issuance, Bee Group's holdings in Dr. Baby increased by an additional 48.1% to 98.08%.  The dispute is in the process of a hearing before an arbitrator.  See "Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Legal Proceedings – We are in the process of arbitration proceedings in connection with our holdings in our Bee Group Subsidiary, Dr. Baby Ltd."

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

Blue Square owned 100% of the outstanding shares of Mega Retail as of May 31, 2010. Mega Retail, in turn, through a wholly owned subsidiary, is the owner of our interests in a number of its other subsidiaries and affiliates. Blue Square receives fees from its subsidiaries, including Mega Retail and Hyper Hyper, as payment for the management and consulting services it provides to them for purchasing, marketing, finance, store development, budgets and control, accounting and financial reporting, taxation, law, internal auditing and data processing services.

Blue Square owned 78.35% of the outstanding shares of BSRE as of May 31, 2010.  The balance of BSRE’s outstanding shares are publicly held and traded on the Tel Aviv Stock Exchange.  Blue Square receives fees from BSRE as payment for the management services it provides to BSRE for Chairman of the board of directors services, financial and accounting management services (including bookkeeping), computer management and maintenance service, legal consulting and corporate secretary services, office space and related office services, and internal audit services.

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

Set forth below is a list of our significant holdings as of May 31, 2010.  The companies marked with an asterisk (*) are not consolidated in our financial statements.

Company (1)	Operations	% Ownership Held by Blue Square

Mega Retail Ltd.	Supermarkets	100%
The Blue Square Chain (Hyper Hyper) Ltd.	Supermarkets	100	%(2)
Blue Square Real Estate Ltd. **	Real estate	78.35	%(3)
Bee Group Retail Ltd.	Retail and wholesale of houseware and home textile, toys, leisure and baby and young children products	85	%(4)
Diners Club Israel Ltd.*	Credit cards	36.75	%(5)
Eden Briut Teva Market Ltd. (Eden Teva)	Organic/Health Food Products	51	%(6)
Radio Non-Stop Ltd.*	Local radio station	33	% (7)

(1)	All companies are incorporated under Israeli law.

(2)
Mega Retail’s wholly owned subsidiary.  As part of the reorganization of Blue Square's retail activities, Hyper Hyper is to merge into Mega Retail. The merger was approved by the Tax Authority, and it is anticipated that it will be completed in the next few weeks, effective as of January 1, 2009. For a description of Blue Square's supermarket retail and real estate activities reorganization, please see “Item 7.  Major Shareholders and Related Party Transactions - B. Related Party Transactions”.

(3)	The remaining shares of BSRE are held by the public and institutional investors and traded on the Tel Aviv Stock Exchange.

(4)
We have the option to increase our holding in Bee Group Retail Ltd. to 100%.  For a description of this option, please see “Item 10.  Additional Information – C. Material Contracts”. As of May 31, 2010, Bee Group Retail Ltd., held approximately 66.85% of the outstanding shares of Naaman Porcelain Ltd., which held an approximately 88.74% of the share capital in Vardinon Textile Ltd., both of which are companies traded on the Tel Aviv Stock Exchange.

(5)
The remaining shares of Diners Club Israel Ltd are held by Credit Cards for Israel Ltd. (51%), a subsidiary of Israel Discount Bank Ltd., and by Dor-Alon Energy In Israel (1988) LTD. (12.25%) (through a subsidiary). As of the date of this Annual Report, the right of the Company to participate in the income of Diners Club Israel in connection with credit card activities outside the Loyalty Plan is subject to the satisfaction of various conditions.  See “Item 7.  Major Shareholders and Related Party Transactions - B. Related Party Transactions” for information with respect to our rights as a shareholder of Diners Israel.

(6)	Mega Retail's 51% subsidiary.

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

** Including also a 50% interest in a 18,000 square meter shopping mall in Jerusalem owned by BSRE and a 100% interest in warehouses owned by BSRE covering approximately 22,000 square meters.

D.              Property, Plants and Equipment.

As of December 31, 2009 we owned or leased (including through our subsidiaries) approximately 524,700 square meters of space for our own use. In addition, we owned or leased 60,800 square meters of yield generating real estate and 210,000 square meters of unutilized building rights.

The following table provides certain details regarding the properties that we own and lease.

Properties	Number	Space (sq. meters)
Existing Stores
Owned (including long term lease from Israel Land Administration)	95	161,000
Leased under 5 years	50	27,800
Leased between 6-10 years	60	55,400
Leased over 10 years	71	134,400
	276	378,600

Stores in Development
Owned	-	-
Leased between 5-25 years	33	48,300
	33	48,300

Existing Offices and Warehouses
Owned Office	1	9,400
Leased Offices	5	5,500
Owned Warehouses	4	26,500
Leased Warehouses	8	34,400
	18	75,800

Warehouses in development	1	22,000

Total owned or leased for our own use	328	524,700

Properties for Investment
Leased to Third Parties (1) (2)	26	27,600
Unutilized Properties	12	19,100
Offices in development	1	14,100
	39	60,800
Owned and leased unutilized building rights:
Unutilized building rights		210,000

(1)	Including a 50% interest owned by BSRE in a 18,000 square meter shopping mall in Jerusalem, in which we operate a 5,000 square meter store.

(2)	Including a 50% interest owned indirectly by BSRE in a 14,000 square meter shopping mall in Be’er Sheva.

In 2010, we opened and plan to open approximately six additional supermarkets, totaling approximately 8,000 square meters of store space, in localities whose populations are currently under-served by supermarkets or in localities in which we do not have sufficient market presence. In 2010, we opened four supermarket stores.

In addition, we plan to continue to remodel some of our supermarkets to give them a more “upscale” orientation, offering improved product selection and increased focus on customer service.  Remodeling typically includes the installation of new display fixtures, additional shelf space, specialty departments and checkout counters. Our experience has been that supermarket remodeling, which is conducted in each store every eight to twelve years, usually improves sales per square meter.  During 2010, we have spent and currently plan to spend more than NIS 78.6 million (or $20.5 million at the exchange rate as of May 31, 2010) on the acquisition and development of new supermarkets and the remodeling of our existing supermarkets.

As part of a pilot program to examine the feasibility of establishing and operating gasoline stations on properties adjacent to our stores, in 2006, we began operating our first gasoline station on one of our properties.  As of May 31, 2010, we operated two gasoline stations, one in Rosh Ha'ayin and one in Bat Yam. We purchase our gasoline from Dor Alon. In May 2010, we signed a share purchase agreement with our controlling shareholder, Alon, to acquire from Alon all of Alon's approximately 80% holdings in Dor Alon.  Dor Alon is one of the four largest fuel retail companies in Israel based on the number of gas stations and is a leader in the convenience stores sector.  The closing of the transaction is subject to satisfaction of closing conditions, including shareholder approval.  See “Item 7. Major Shareholders and Related Party Transactions - B. Related Party Transactions – Proposed Acquisition of Controlling Share in Dor-Alon Energy In Israel (1988) LTD.”

Generally, franchisees of our Bee Group chains lease their own store space directly. However, there are a few franchisees that either sublease their stores from the relevant Bee Group subsidiary, or lease their stores jointly with such subsidiary.  All Bee Group stores that are operated directly by Bee Group's subsidiaries and not by franchisees, lease their own store space.

For further information regarding our real estate, including the transfer of the Company's real estate to BSRE and the transfer of Mega Retail's real estate to BSRE, please see “Item 4. Information on The Company - B. Business Overview - Our Real Estate” and “Item 7.  Major Shareholders – B. Related Party Transactions.”

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

General

The year 2009 was principally characterized by the continued effects of the economic slowdown which impacted our markets, leading to the continued expansion of our low-price and hard discount store formats, by our internal reorganization and by our implementation of efficiency measures, which is part of our strategy to enable us to address current competitive and marketplace conditions in Israel.

Supermarket Segment

 The year 2009 was marked by a shift from an economic slowdown in the first quarters of the year to the beginning of a recovery of the Israeli economy toward the end of the year. The global economic crisis in 2008 and the beginning of 2009 and the resulting slowdown in the Israeli economy changed the markets in which we operate and continues to affect the buying patterns of our customers, as more customers are shifting their purchases to low-price and hard discount stores, which have a lower profit margin.  The slowdown has also affected the volume of purchases made by our customers in our local neighborhood stores and reduced the sales at our Mega and Shefa Shuk stores. As a result, in December 2008, we launched our "Mega Bool" format, a hard discount store format. As of May 31, 2010, this initiative included the conversion of 46 existing "Mega" and "Shefa-Shuk" stores of various sizes to "Mega Bool" stores and the opening of three new "Mega Bool" stores. This continued the trend of recent years during which we and our competitors have established or expanded low-price and hard discount store formats.

As part of our strategy to improve our competitive position, during 2009, we worked to increase our sales of our new "Mega" line of private label goods that are sold in our "Mega Bool", "Mega", and "Mega In Town" store formats. Private label products provide customers with an attractive alternative selection of products that are comparable in quality to name brand products.  We believe that our private label products enhance customer loyalty, differentiate our stores from those of our competitors and provide a competitive product to those offered by our suppliers.  In addition, usually average gross profit from private label products is higher than the average gross profit from other products.

We believe that the volume of annual sales in the organic food market in Israel has been growing consistently and will continue to increase during the next few years.  In order to benefit from this growth, in October 2007, we acquired approximately 51% of the holdings of Eden Teva, which operates organic/health food supermarkets, to take advantage of the growing local demand for organic, natural and health food.  By the end of 2009, we operated nine Eden Teva stores, with the goal of establishing Blue Square as the clear leader of Israel's emerging organic/health food sector.

We currently operate our supermarket stores under five brands: Mega Bool, Mega In Town, Mega, Shefa Shuk and Eden Teva. In planning the mix of our stores, we have taken a regional view, with the goal of bringing our store brands within the shopping range of every Israeli consumer. As expected, the conversion of our neighborhood stores to a lower margin format has impacted our gross margins from our supermarkets sales; however, we were compensated by an increase in sales which resulted in an increase in total gross profit.

In 2009, smaller supermarket chains continued to aggressively increase their market share and expanded their presence in selected areas in Israel, often geographically beyond their original locations, increasing competition in an already difficult market.  The low barriers of entry, including the relatively low cost of establishing a new smaller supermarket, has contributed to the increase in number and expansion of smaller supermarket chains in recent years.  In addition, in recent years smaller supermarket chains have transitioned from competing only in the local neighborhood markets to joining with other smaller supermarket chains and competing on a national scale with a joint private label which competes with the private labels of the large supermarket chains.  We and other major chains have also responded to consumers’ focus on the price of products by establishing or expanding low-price and hard discount store formats.

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

Non-Food Segment

We have also expanded our presence in “Non-Food” stand alone retail outlets in an effort to establish Blue Square as a major player in the non-food retail market.  In September 2008, we increased to 85% our holdings (with an option to further increase our holdings to 100%) in Bee Group Retail Ltd. (formerly known as “Hamachsan Hamerkazi Kfar Hasha’ashuim Ltd.”) ("Bee Group"), a company that is a wholesaler and that operates (mostly through franchisees) retail outlets, with activities in the houseware and home textile, toys, leisure and baby and young children sectors.  In 2007 we acquired, through Bee Group approximately 85.79% of the holdings of Vardinon Textile Ltd. ("Vardinon"), a company which imports, designs and distributes home textile products and accompanying accessories. In 2007 we acquired, and in 2009 we increased our holdings in Naaman Porcelain Ltd. ("Naaman"), one of Israel’s major branded houseware retailers and wholesalers, which imports and markets various houseware products, such as kitchen utensils, cutlery and dinner sets.  As of May 31, 2010, through Bee Group, we held approximately 66.85% of the outstanding shares of Naaman, which as of such date held approximately 88.74% of the share capital of Vardinon. We are working to capitalize on potential operating synergies between Bee Group and the Company as a whole.

Internal Reorganization

In order to increase the efficiency of our activities and compete more effectively in the markets in which we operate, during 2008 and 2009 we implemented a comprehensive internal reorganization, by concentrating all of our food retail activities under Mega Retail, our wholly owned subsidiary since November 2008, concentrating our non-food activities under the Bee Group, and concentrating all our real estate activities under our subsidiary, BSRE (78.35% owned by us as of May 31, 2010), with Blue Square as a holding company. In addition, in September 2008 we increased our holdings in Bee Group to 85% with an option to further increase our holdings to 100% and concentrated all of our houseware activity under Bee Group's subsidiary, Naaman, and we are working to capitalize on potential operating synergies between our non-food activity and our supermarket activity. During the fourth quarter of 2009, we completed the concentration of our Bee Group subsidiaries into three sectors: houseware and home textile, toys and leisure, and baby and young children products.  We also centralized all of the financial activity, import and information systems of the Bee Group subsidiaries under a single headquarters in one location.  In addition, as part of our strategy to increase our operational efficiency by improving our distribution and IT systems, we invested in new IT and logistics systems.

Proposed Acquisition of Shares of Dor Alon

In May 2010, we signed a share purchase agreement with our controlling shareholder, Alon, to acquire from Alon all of Alon's approximately 80% holdings in Dor Alon.  Dor Alon is one of the four largest fuel retail companies in Israel based on the number of gas stations and is a leader in the convenience stores sector. The closing of the transaction is subject to satisfaction of closing conditions, including shareholder approval.

The acquisition of Dor Alon would combine our and Dor Alon's retail operations into one group creating the largest retail group in Israel.  Additionally, the acquisition could enable us to achieve a strong foothold in the convenience store sector and enable substantial synergies and cost savings when combining the retail platforms of both companies. See “Item 7. Major Shareholders and Related Party Transactions - B. Related Party Transactions – Proposed Acquisition of Controlling Share in Dor-Alon Energy In Israel (1988) LTD.”

Prior to the acquisition, we and Dor Alon will continue to operate as separate companies.  Accordingly, except for specific references to the pending acquisition, the descriptions of strategy and discussion and analysis of our results of operations and financial condition set forth below relate solely to Blue Square and its current consolidated subsidiaries.

Operating Results

The following table sets forth certain statement of income data as a percentage of sales for the periods indicated:

	Year Ended December 31,
	2007	2008	2009
	%	%	%
Sales	100.00	100.00	100.00
Gross profit	26.5	27.7	28.0
Selling, general and administrative expenses	22.4	24.2	24.7
Operating profit before other gain and losses and net gains from adjustment of investment property to fair value	4.1	3.6	3.3
Operating profit	4.3	3.8	3.2
Taxes on income	1.0	0.6	0.3
Profit for the year	2.5	1.8	1.3

Year Ended December 31, 2009 compared with year ended December 31, 2008

Sales.  Sales in 2009 were approximately NIS 7,349 million, or U.S. $1,946.8 million, a decrease of approximately 1.1% compared with sales of approximately NIS 7,429 million in 2008.

Supermarket segment – a decrease in sales of 1.5% from NIS 6,966.8 million in 2008 to NIS 6,863.0 million (U.S $1,818.0 million) in 2009. The decrease in sales derived primarily from a decrease of 3.9% in supermarket same store sales (SSS) for the period due to the recession and increased competition and erosion of prices in hard discount chains. The decrease in sales was offset by the net addition of nine new stores during the 12-month period of approximately 10,500 square meters.

Non-Food segment - an increase in sales of 5.0% from NIS 442.1 million in 2008 to NIS 464.3 million (U.S. $123.0 million) in 2009. The increase derived mainly from the increase of sales in the houseware sector and the increase of sales in infants sector, due to opening of new stores during 2009 and a full year revenues of the stores that were opened at the end of 2008.

Real Estate segment - an increase in sales of 7.9% from rental fees from external parties from NIS 20.2 million in 2008 to NIS 21.8 million (U.S. $5.8 million) in 2009. The increase derived from the increase of the CPI during 2009, and an increase in rent and full year revenues from stores that were vacant for a part of 2008.

Gross profit. Gross profit in 2009 was approximately NIS 2,058 million, or U.S. $545.2 million (28.0% of sales), a decrease of 0.1% compared with gross profit of approximately NIS 2,060 million (27.7% of sales) in 2008.  The increase in our gross profit as a percentage of sales was the result of an increase in sales in our Non Food segment which is characterized by a relatively higher gross profit margin compared to the gross profit margin that is characteristic of the Supermarket segment. In addition, gross profit as a percentage of sales increased from trade agreements with suppliers, some of which relate to the establishment of Mega Bool chain that offset the effect of the planned erosion in the gross profit margin as a result of establishing the chain.

Selling, general and administrative expenses.  Selling, general and administrative expenses in 2009 were approximately NIS 1,817 million, or U.S. $481.4 million (24.7% of sales), an increase of 1.2% compared with selling, general and administrative expenses of approximately NIS 1,795 million (24.2% of sales) in 2008. This increase mainly derived in the Supermarket segment from (i) the net addition of nine new supermarket stores, part of which relate to accelerated opening of four branches of Eden Teva during the last 12 months, (ii) costs associated with launch of the "Mega Bool" chain, (iii) re-launch costs of the "You" club, and, (iv) in both in the Supermarket segment and the Non Food segment, an increase in the CPI, which affected an increase of expenses of rental fees and municipal taxes. The increase was partially offset by the efficiency measures taken by the Company which resulted in a decrease in payroll and related expenses, principally in the Supermarket segment.

Operating profit before other gains and losses and net gain from adjustment of investment property to fair value.  Operating profit in 2009 before other gain and losses and net gain from adjustment of investment property to fair value was NIS 241 million (U.S. $63.8 million) (3.3% of sales) compared to NIS 265.3 million (3.6% of sales) in 2008. The decrease in operating profit was affected by the decrease in sales and increase in selling and administrative expenses, as mentioned above.

Net gain from adjustment of investment property to fair value. In 2009, the Company’s recorded gain in the Real Estate segment from appreciation of investment property of NIS 20.8 million (U.S. $5.5 million) compared with NIS 19.1 million in 2008. This increase in valuation mainly resulted from the increase of the CPI during 2009.

Other losses (gains).  In 2009, the Company recorded other losses, net of NIS 28.1 million (U.S. $7.4 million) compared with other losses, net of NIS 2.5 million during 2008. These losses primarily resulted from a provision for the impairment of property and equipment and intangible assets mainly in the Supermarket segment in the amount of NIS 20 million (U.S. $5.2 million), expenses for the reorganization in the Non Food segment in the amount of NIS 2.7 million (U.S. $0.7 million) and capital losses in the amount of NIS 4.8 million (U.S. $1.3 million). These losses were partially offset by a capital gain in the amount of NIS 1.5 million (U.S. $0.4 million) and capital gain from changes in holding shares in subsidiaries, principally in the Non Food segment, in the amount of NIS 3.2 million (U.S. $0.8 million). In 2008, the Company recorded other losses of NIS 2.5 million (U.S. $0.7 million). These losses primarily resulted from a NIS 6.0 million (U.S. $1.6 million) termination benefit expense associated with the Company’s efficiency program, consisting mainly of the reduction of headcount at the Company’s headquarters, and a provision of NIS 6 million (U.S. $1.6 million) associated with the reduction of property value and depreciation. These losses were partially offset by other gains in the amount of NIS 9 million (U.S. $2.4 million), which derived from the decrease in the Bee Group‘s holdings in its subsidiaries, primarily Sheshet, following Bee Group's reorganization which included the transfer of Bee Group's holdings in Vardinon and Sheshet to Naaman.

Operating profit.  Operating profit for 2009 was NIS 233.6 million (U.S. $61.9 million) (3.2% of sales) compared to NIS 281.8 million (3.8% of sales) in 2008, a decline of 17.1%. Operating profit includes segment profit as described below and unallocated headquarter expenses and changes in holding shares in subsidiaries.

Supermarket segment – a decrease in segment profit of 22.5% from NIS 246.1 million in 2008 to NIS 190.9 million (U.S $50.6 million) in 2009. The decrease in segment profit derived primarily from a decrease of 3.9% in supermarket same store sales, an increase in selling, general and administrative expenses and an increase in other losses as mentioned above.

Non-Food segment - segment profit of NIS 23.2 million in 2008 and NIS 23.2 million (U.S. $6.2 million) in 2009. The increase in sales as mentioned above was offset by other losses arising from the reorganization and the increase in selling, general and administrative expenses as mentioned above.

Real Estate segment - increase in segment profit of 24.2% from NIS 26.5 million in 2008 to NIS 32.9 million (U.S. $8.7 million) in 2009. The increase derived from the increase of the CPI in 2009, and an increase in rent and full year revenues from stores that were vacant part of 2008, and from decrease in selling, general and administrative expenses due to a decrease in expenses related to search for investment properties.

Financial expenses, net.  Financial expenses, net in 2009, increased by 6.7% to approximately NIS 112.7 million, or U.S. $29.9 million, compared with financial expenses of approximately NIS 105.6 million in 2008. This increase derived mainly from the increase in the financial net debt of the Company compared to 2008, which resulted in an increase in financial expenses for debentures and loans in the amount of NIS 12.2 million (U.S. $3.2 million)  and a decrease in income on deposits by NIS 7.6 million (U.S. $2 million). In addition, a change in the conversion rate of our convertible debentures in 2009 contributed to financial expenses of NIS 11.7 million (U.S $3.1 million) compared to income of NIS 32.7 million in 2008. The increase in financial expenses was partly offset by financial income from forward contracts (CPI\NIS) in 2009 in the amount of NIS 21.3 million (U.S. $5.6 million) compared to expenses of NIS 11.6 million in 2008 and from an increase in financial income from financial instruments in the amount of NIS 16.2 million (U.S. $4.3 million) in 2009 compared to 2008.

Taxes on income.  Taxes on income in 2009 were NIS 23.1 million, or U.S. $6.1 million, compared with approximately NIS 43.8 million in 2008. As a percentage of income before taxes on income, taxes on income decreased to approximately 19.1% in 2009, compared with 24.9% in 2008.  The decrease in the effective tax rate derived primarily from recording a tax benefit due to a change in tax rates, as a result of legislation of the Law for Economic Efficiency (Legislation Amendments for the Implementation of Economic Plan for 2009- 2010) 5769 - 2009, which prescribed, among others, the gradual decrease of the corporate tax rate to 18% in the 2016 tax year and onwards. The implications of the change in the tax rate were reflected in the results of this period by a decrease in deferred taxes and recording a tax benefit in the amount of NIS 14.2 million (U.S $3.8 million) of which the portion attributed to the Company's shareholders is NIS 9.1 million (U.S $2.4 million).

Profit for the year.  Net profit for 2009 was NIS 97.8 million (U.S. $25.9 million) compared to NIS 132.4 million for 2008. The portion of the net profit attributable to shareholders, was NIS 77.2 million (U.S. $20.4 million), or NIS 1.77 per ADS (U.S. $0.47), while the portion attributable to the share of minority interests was NIS 20.6 million (U.S. $5.5 million). The decrease in net profit derived from the decrease in operating income and an increase in financial expenses net of decrease in tax expenses, as explained above.

Year Ended December 31, 2008 compared with year ended December 31, 2007

In accordance with the instructions of the Israeli Accounting Standard No. 29, “Adoption of International Financial Reporting Standards (IFRS)”, which was published in July 2006, we adopted IFRS as issued by the IASB, with effect from January 1, 2008, based upon the guidance in IFRS 1, "First-time adoption of IFRSs", and have prepared our consolidated financial statements according to IFRS as issued by the IASB. The influence of the transition to IFRS (from financial statements prepared in accordance with Israeli GAAP) on our financial statements for the year ended December 31, 2007 and our results of operations for that year, is detailed in note 36 to our consolidated annual financial statements for the year ended December 31, 2008. To facilitate comparison with the financial results of the years 2008, results from the year ended December 31, 2007 have been adjusted in accordance with IFRS and differ from the results reported in the Annual Report on Form 20-F for the year ended December 31, 2007.

Sales.     Sales in 2008 were approximately NIS 7,429 million, or $1,954 million, an increase of approximately 6.4% compared with sales of approximately NIS 6,982 million in 2007.

Supermarket segment – an increase in sales of 4.7% from NIS 6,655.8 million in 2007 to NIS 6,966.8 million (U.S $1,832.4 million) in 2008. This growth in sales derived primarily from:

•
the opening of ten new supermarkets in 2007, which were open for the entire 2008 and only a portion of 2007, and the opening of nine new supermarkets in 2008 (taking into account one supermarket that closed), including the accelerated expansion of the Eden Teva format;

•
an increase of 1.1% during 2008 in supermarket Same Store Sales, reflecting the continued growth of the Mega In Town store format, partially offset by declining sales in the Shefa Shuk store format and Mega stores before their conversion to the Mega Bool store format.

Non-Food segment - an increase in sales of 42.4% from NIS 310.4 million in 2007 to NIS 442.1 million (U.S. $116.3 million) in 2008. The increase mainly derived from an increase of NIS 132 million in connection with the ongoing expansion of stores of Bee Group Retail (“Bee Group”), and the consolidation in 2008 of the full-year results from Naaman Porcelain Ltd. ("Naaman") and Vardinon Textile Ltd. ("Vardinon"), compared with the previous year, in which the revenues of Naaman and Vardinon were only partially consolidated into the Company’s financial results.

Real Estate segment - increase in sales of 27.8% from rental fees from external parties from NIS 15.8 million in 2007 to NIS 20.2 million (U.S. $5.3 million) in 2008. The increase derived from increase of the CPI in 2008, the rental of vacant properties in 2008 and sales from stores that were open during a portion of 2007 and were open during the entire 2008.

Gross profit. Gross profit in 2008 was approximately NIS 2,060 million, or $541.8 million (27.7% of sales), an increase of 11.2% compared with gross profit of approximately NIS 1,852 million (26.5% of sales) in 2007.  The increase in our gross profit as a percentage of sales was the result of improved supplier terms; a shift in the mix of sales between the Company’s store formats, and the expansion of the Non- Food segment, which is characterized by a higher sales gross margin compared to the Supermarket segment. The increase in our gross profit was partially the result of a positive influence from increased prices.

Selling, general and administrative expenses.  Selling, general and administrative expenses in 2008 were approximately NIS 1,795 million, or $472 million, an increase of 14.8% compared with selling, general and administrative expenses of approximately NIS 1,563 million in 2007. This increase was mainly due to increased expenses in the Supermarket segment associated with (i) the opening of new stores and the accelerated development of the Eden Teva format; (ii) expenses associated with the launch of the Mega Bool store format; (iii) a rise in the operating expenses of existing stores due to the increase in energy and electricity prices; an increase in the Israeli CPI, which increased CPI-linked expenses such as rent and municipal taxes in both in the Supermarket segment and the Non Food segment; and the increased expenses of the Non Food segment associated with its expansion of the number of its stores and the  consolidation of the full-year expenses of Naaman and Vardinon in 2008, compared with the consolidation of only a portion of their expenses in the Company's 2007 results.

Operating profit before other gains and losses and net gain from adjustment of investment property to fair value.  Operating profit in 2008 before other gain and losses and net gain from adjustment of investment property to fair value was NIS 265 million ($69.8 million) (3.6% of sales) compared to NIS 289 million (4.1% of sales) in 2007. The decrease in operating income was primarily due to the decrease in profitability of our Supermarket segment, mainly from stores which were converted to the Mega Bool format, and the increased expenses of Eden Teva due to the expansion of this store format during 2008. In our Non Food segment, operating profit decreased due to the operating loss at Bee Group’s Dr. Baby store format resulting from the opening of eight self-operating stores in 2008.

Net gain from adjustment of investment property to fair value. In 2008, the Company’s recorded income of NIS 19.1 million (U.S. $5.0 million) associated with the increase in value of its investment property compared with NIS 10.5 million in 2007 in our Real Estate segment. This increase in valuation mainly resulted from Hadar Talpiyot mall which is located in Jerusalem, in which the company holds a 50% interest.

Other losses (gains).  In 2008, the Company recorded other losses of NIS 2.5 million (U.S. $0.7 million) compared with other gains of NIS 3.1 million during 2007. These losses primarily resulted from a NIS 6.0 million (U.S. $1.6 million) termination benefit expense associated with the Company’s efficiency program, consisting mainly of the reduction of headcount at the Company’s headquarters, and a provision of NIS 6 million (U.S. $1.6 million) associated with the reduction of property value and depreciation, principally in the Supermarket segment. These losses were partially offset by other gains in the amount of NIS 9 million (U.S. $2.4 million) in the Non Food segment, which derived from the decrease in the Bee Group‘s holdings in its subsidiaries, primarily Sheshet, following Bee Group's reorganization which included the transfer of Bee Group's holdings in Vardinon and Sheshet to Naaman.

Operating profit.  Operating profit for 2008 was NIS 281.8 million (U.S. $74.1 million) (3.8% of sales) compared to NIS 302.7 million (4.3% of sales) in 2007, a decline of 6.9%. Operating profit includes segment profit as described below and unallocated headquarter expenses and changes in holding shares in subsuduaries.

Supermarket segment – a decrease in segment profit of 14.1% from NIS 286.4 million in 2007 to NIS 246.1 million (U.S $64.7 million) in 2008.The decrease in segment profit derived primarily from increased selling, general and administrative expenses and other losses in the Supermarket segment as mentioned above.

Non-Food segment - an increase in segment profit of 17.8% from NIS 19.7 million in 2007 to NIS 23.2 million (U.S. $6.1 million) in 2008. This increase principally derived from the increase in sales, as mentioned above, that was partially offset by the increase in the CPI, which increased expenses of rental fees and municipal taxes and from other losses arising from expansion of the number of stores and the consolidation of the full-year expenses and revenues of Naaman and Vardinon in 2008, compared with the consolidation of only a portion of their expenses and revenues in the Company's 2007 results as mentioned above.

Real Estate segment - increase in segment profit of 30.7% from NIS 20.2 million in 2007 to NIS 26.4 million (U.S. $6.9 million) in 2008. This increase derived from an increase of the CPI in 2008, the rental of vacant properties in 2008 and stores that were open during a portion of 2007 and were open during the entire 2008.

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

The following table sets forth certain quarterly information.

	Net sales		Operating profit before other gains and losses and net gain from adjustment of investment property to fair value
	NIS	Percentage of Full Year	NIS	Percentage of Full Year
	(In thousands)		(In thousands)
2009	7,349,076	100.0%	240,965	100.0%
First quarter	1,764,788	24.0%	60,168	25.0%
Second quarter	1,843,951	25.1%	60,685	25.2%
Third quarter	1,925,473	26.2%	58,734	24.4%
Fourth quarter	1,814,864	24.7%	61,378	25.4%

2008	7,429,121	100.0%	265,252	100.0%
First quarter	1,821,158	24.5%	77,487	29.2%
Second quarter	1,918,403	25.8%	83,335	31.4%
Third quarter	1,936,236	26.1%	59,770	22.6%
Fourth quarter	1,753,324	23.6%	44,460	16.8%

Exchange Rates

At December 31, 2009, the representative rate of exchange of the NIS to the dollar, as published by the Bank of Israel, was NIS 3.775= $1.00. At June 18, 2010, the representative rate of exchange of the NIS to the dollar, as published by the Bank of Israel, was NIS 3.814 = $1.00. The table below sets forth, for the periods and dates indicated, certain information concerning the representative exchange rate of the NIS to the dollar, as published by the Bank of Israel for the years ended December 31, 2005 through 2009:

Year Ended December 31,	Period End		Average Rate(1)	High	Low
			(NIS per $1.00)

2005	4.60		4.49	4.74	4.30
2006	4.30	(2)	4.46	4.73	4.18
2007	3.85	(2)	4.11	4.34	3.83
2008	3.80	(2)	3.59	4.02	3.23
2009	3.77	(2)	3.92	4.26	3.69

(1)	The average of the daily exchange rates in each year.
(2)	During 2006, 2007, 2008 and 2009, the US dollar depreciated in value vis-à-vis the NIS by 8.2%, 8.97%, 1.2% and 0.7%, respectively.

The following table sets forth certain information concerning the representative exchange rate of the NIS to the dollar, as published for the months December 2009 through May 2010:

Month	Period End	Average Rate(1)	High	Low
		(NIS per $1.00)
December	3.77	3.79	3.82	3.77
January	3.72	3.71	3.77	3.67
February	3.80	3.75	3.80	3.70
March	3.71	3.74	3.79	3.71
April	3.72	3.71	3.75	3.68
May	3.83	3.79	3.87	3.73

(1)	The average of the daily exchange rates.

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

Most of Bee Group's imports during 2008 and 2009 were from suppliers located in China.  Because most of the products sold by the Bee Group are manufactured overseas and imported from China, its activity may be affected by changes in the political and economic conditions in China. In addition, because the Bee Group acquires most of its products from suppliers outside of Israel, and most of its products are imported via the sea, a prolonged general strike, shutdown or a disruption of any of the Israeli ports for an extended period of time, including as a result of a military conflict, would affect our ability to import such products or increase their prices. In addition, since the peak selling season of some of our Bee Group stores is during the holidays, disruptions in the ports during or adjacent to such holiday seasons may adversely affect our sales and financial results.

Economic Conditions

All of our supermarket sales are made in Israel and we acquire a substantial majority of the goods that we sell from Israeli suppliers.  Consequently, our financial performance is dependent to a significant extent on the economy of Israel. During 2007 and 2008, Israel's Gross Domestic Product rose by 5.3% and 4.1%, respectively. However, in 2009 the global economic crisis, instability and uncertainty affected the economic conditions in Israel, and initial reports of the Israeli Central Bureau of Statistics indicate that during 2009 Israel's Gross Domestic Product rose by only 0.7%. Initial reports indicate that the Israeli economy increased by 3.3% (annualized) at the first quarter of 2010. We believe that the economic slowdown in Israel has affected the buying patterns of our customers, as more customers shift their purchases to low-price and hard discount stores, which have a lower profit margin.  As a result, we have expanded our low-price and hard discount store formats. The economic slowdown in Israel may have an adverse effect on our financial performance, among other things, by reducing our sales and our profitability.

The global economic crisis, instability and uncertainty have also affected our non-food retail business by causing a slowdown in the growth of private consumption, which could affect the growth of our houseware, home textile, toys, leisure and baby and young children accessories businesses. Beginning in the second quarter of 2009, the Israeli economy began to recover and there has been an improvement in the growth of private consumption.

In addition, the global economic crisis has also reduced the availability of credit, increased the costs of financing and the terms under which banks agree to provide financing.  These developments may reduce the sales of our businesses, increase our costs of borrowing and reduce our profitability.

Trade Agreements

Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development, the International Finance Corporation, and since 2010, the Organization for Economic Co-operation and Development, also known as, OECD.  Israel is a signatory to the General Agreement on Tariffs and Trade, which provides for reciprocal lowering of trade barriers among its members.  In addition, Israel has been granted preferences under the Generalized System of Preferences from the United States, Australia, Canada and Japan.  These preferences allow Israel to export the products covered by these programs either duty-free or at reduced tariffs.

In addition, Israel, the EU (known as the European Union), and the European Free Trade Association have a free trade agreement.  In recent years, Israel has established commercial and trade relations with a number of other nations, including China, India, Russia, Turkey and other nations in Eastern Europe and Asia.

Corporate Tax Rate

We and our subsidiaries are subject to corporate tax in Israel at a flat rate of 25%  in 2010 (27% in 2008 and 26% in 2009). This rate is scheduled to be gradually reduced to 18% by 2016.

Until 2008, our taxable income was determined under the Income Tax (Inflationary Adjustment) Law 1985 (the “Inflationary Adjustments Law”), which attempts to overcome some of the issues encountered by a traditional tax system with respect to inflation. In February 2008, the Knesset (Israeli legislative body) approved Amendment No. 20 to the Inflationary Adjustments Law. The Amendment repealed the Inflationary Adjustments Law as of January 1, 2008 and set certain transition rules.

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

In 2007, we evaluated impairment separately for each store as a cash-generating unit. In 2008, we reorganized the food retail activities to incorporate all activities under one subsidiary while, at the same time, organized the brand names in order that we could meet the needs of specific customers in each geographic area (promotions, prices and variety) and increase customer loyalty program activities. As such, beginning in 2008, we evaluated impairment separately for each store or the cash-generating unit to which the store belongs when the cash inflows of one store are dependent on the cash inflows of another store in the same geographic area. In evaluating impairment, we consider corporate assets relating to the stores or other cash-generating units as well as indirect costs that are directly attributable, or that can be reasonably and consistently allocated, to the stores or cash generating units.

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

In 2009, we recorded impairment provisions resulting in the net amount of NIS 18.5 million. In 2008, we recorded impairment provisions resulting in the net amount of NIS 3.4 million. In 2007, we recorded a reversal of impairment provisions resulting in the net amount of NIS 11.7 million. Impairment provisions or the reversal of such provisions are included in the income statement within Other gain or losses.

Referring to property plant and equipment, when the discount rate differs by 0.5% from the management estimate, the carrying value of property, plant and equipment will be NIS 0.8 million lower or NIS 0.8 million higher. When growth rate differs by 0.5% from the management estimate, the carrying value of property, plant and equipment will be NIS 2.7 million lower or NIS 2.8 million higher.

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

Goodwill is allocated to three identified groups of cash-generating units.

The amounts of goodwill allocated to the CGU are as follows:

	December 31
	2008	2009
	NIS in thousands
Supermarkets	162,780	163,980
Non - Food retail and wholesale:
Houseware	110,952	111,179
Leisure	26,106	26,106
	299,838	301,265

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use pre-tax cash flow projections based on financial budgets approved by management and management estimation covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates stated in Note 8C to the Consolidated Financial Statements. The growth rate does not exceed the long-term average growth rate for the business in which the CGU operates.

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

We performed a sensitivity analysis for the key assumption used in our annual goodwill impairment test and determined that an increase in the pre-tax discount rate of 0.5% would result in the estimated recoverable amount of Leisure CGU falling below its carrying amount by NIS 2.7 million. At December 31, 2009, the recoverable amount of this CGU exceeded the carrying amount of goodwill allocated to this CGU by 6%. We believe that the Leisure CGU is at risk for goodwill impairment in case that the pre-tax discount rate will increase by 0.5%. The fair value of our other CGUs are substantially higher than the carrying value.

Adjustment of investment property to fair value

Investment property is presented at fair value. In certain cases, fair value is determined using discounted cash flows that are based on assumptions as to discount rate. Changes in the discount rate will change the calculated fair value and may therefore materially affect the results of our operations. The range of discount rates used is 8%-12% per annum (mainly 8-8.5%).

When the discount rate differs by 0.5% from the management estimate, the fair value of investment property will be NIS 17.7 million lower or NIS 20 million higher. When the discount rate differs by 1% from the management estimate, the fair value of investment property will be NIS 34.3 million lower or NIS 41.6 million higher.

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

Fair value of derivative and other financial instruments

The fair value of financial instruments that are not traded in an active market (for example, derivatives) is determined by using valuation techniques. We use our judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at each balance sheet date. We have used discounted cash flow analysis for various derivative financial assets that are not traded in active markets. Changes in assumptions could affect the reported fair value of these financial instruments. For sensitivity analysis for the key assumptions see note 3a to our consolidated financial statements.

Recently issued accounting pronouncements

For information on recently issued accounting pronouncements, see note 2bb to our consolidated financial statements.

Liquidity and Capital Resources

Sources and Uses of Cash

Sources.

Our principal source of liquidity is the cash generated by our operations.  Both Blue Square and its significant subsidiaries have generally generated sufficient cash from their operations to satisfy their respective operating requirements.  The available cash resources of Mega Retail, BSRE, Bee Group and their subsidiaries have historically been used, and are expected to continue to be used, to finance the expansion of these companies.  We believe our working capital is sufficient for our present requirements.

Cash generated by operations was approximately NIS 260 million, or $69.0 million, in 2009, a decrease of 37% compared with approximately NIS 410 million in 2008. This decrease in cash generated by operations in 2009 was mainly due to the decrease in operating income, which was partially offset by a decrease in net taxes paid compared to 2008, and an increase in trade receivables balance at the end of 2009 compared to a decrease in trade receivables balance in 2008, which was due to an improvement in the Company's operations in the fourth quarter of 2009 compared to 2008.

In 2009, approximately 34.5% of our supermarket sales were paid for with cash, checks and gift certificates issued by the Company at the point-of-sale, approximately 61.6% of supermarket sales were paid for with credit cards and approximately 3.9% of supermarket sales were paid for with other short-term credit arrangements.

During 2009, the average time period that we held inventory was 34.9 days and the average time period within which our accounts receivable were paid was 33.1 days.  By contrast, as of such date the average time period for payment of our accounts payable was 57.5 days.  Accordingly, increased capital resources are not required to support an increase in our receivables or inventories because we generally sell our products before we pay our suppliers.

Other sources of liquidity are long-term and short-term borrowing from banks and others.  During 2009, we received from banks and other financial institutions long-term loans of NIS 387.7 million, or $102.7 million and short-term borrowings, net, of NIS 76.1 million, or $20.2 million, and during 2009, we repaid long-term loans in the amount of NIS 139.1 million, or $36.8 million and interest in the amount of NIS 93.9 million, or $24.9 million.  For information regarding outstanding balances and repayment information, see " – Long-Term Loans from Banks and other Financial Institutions" and " – Debentures."

On May 20, 2009, the Israel Securities Authority approved the publication of a shelf prospectus filed by BSRE. The shelf prospectus is valid for a period of two years from publication, and it may be used by BSRE to raise capital in the future through the issuance of shares, debentures, and/or options at the election of BSRE.  In October 2009, pursuant to the shelf prospectus, BSRE issued NIS 300 million in principal amount of unsecured non-convertible Series C debentures. BSRE received net proceeds of approximately NIS 294.3 million, or $78 million (net of issuance expenses of NIS 5.7 million, or $1.5 million) in consideration for the debentures.  The proceeds from the issuance of the debentures were used for financing BSRE's business activities.

In September 2008, BSRE completed the issuance of NIS 125 million in principal amount of unsecured non-convertible (Series B) debentures (in addition to the non-convertible (Series B) debentures issued in August, 2006, described below).  BSRE received net proceeds of approximately NIS 121.3 million or $31.9 million in consideration for the debentures.  The proceeds from the issuance of the debentures were used, among other things, for investments in real estate and for working capital.  The terms of these debentures are identical to the terms of the non-convertible (Series B) debentures issued by BSRE in August 2006.

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

As of December 31, 2009, the remaining principal balance (linked to the Israeli CPI) of BSRE's convertible (Series A) and non-convertible (Series B) debentures was NIS 109.6 million and NIS 849.5 million, respectively, and the remaining principal balance (linked to the Israeli CPI) of BSRE's non-convertible Series C debentures was NIS 300.6 million.

In 2003, we issued NIS 200 million in aggregate principal amount of unsecured 5.9% convertible and NIS 200 million in aggregate principal amount of non-convertible debentures.  The installments of principal on the convertible debentures are due in 2007, 2009 and 2011, and the installments of principal on the non-convertible debentures are due in 2012, 2013 and 2014. During 2009, we repaid convertible debentures in a principal amount of NIS 13.3 million, and we issued a total of 344,239 ordinary shares as a result of the conversion of our convertibles debentures in a principal amount of NIS 6.9 million.  As of December 31, 2009, the remaining principal balance (linked to the Israeli CPI) of the convertible debentures (Series A) was approximately NIS 15.1 million and the remaining principal balance (linked to the Israeli CPI) of the non-convertible debentures (Series B) was approximately NIS 227.7 million.

In February 2010, we published a shelf prospectus that allows us to issue marketable securities in Israel during the next two years.

Uses.

During 2009, we repaid long-term loans in the amount of NIS 139 million, or $36.8 million, and interest in the amount of NIS 93.9 million, or $24.9 million, and we paid dividends to minority shareholders of subsidiaries in the amount of NIS 16.5 million or $4.4 million.

In recent years, we funded our renovation, remodeling and expansion programs primarily from cash generated by our operations and from long and short-term loans from banks. During 2009, we invested approximately NIS 234 million, or $62 million, in property, plant and equipment, intangible assets and investment property, a 24.8% decrease from our 2008 investment of NIS 311.7 million. Of our investment in property, plant and equipment, intangible assets and investment property in 2009, we invested NIS 46.2 million, or $12.3 million, in land and buildings, including land that we leased, as compared with NIS 89.5 million in 2008. During 2010, we have spent and currently plan to spend in excess of approximately NIS 78.6 million, or $20.5 million (based on the representative rate of exchange on May 31, 2010) for the development or acquisition of new supermarkets, the renovation and remodeling of our existing supermarkets and related investments.  We intend to finance our store development, renovation, modeling, expansion and acquisitions mainly from cash generated by our operations and from borrowings from banks and others.

In November 2008, pursuant to a cash tender offer, we completed the acquisition of the Mega Retail shares that were not previously held by us, for the aggregate consideration of NIS 150.7 million, or $40.2 million (at that time). We currently own 100% of the shares of Mega Retail, and Mega Retail's shares are no longer traded on the Tel-Aviv Stock Exchange.

In September 2008, we acquired an additional 25% of the shares of Bee Group for the aggregate consideration of NIS 35.4 million, or $9.8 million (at that time), increasing our holdings in Bee Group to 85%.

In October, 2007, we purchased (through Bee Group) 57.87% of the holdings of Naaman Porcelain (51.5% on a fully diluted basis) in consideration for approximately NIS 101 million or approximately $26.26 million (at that time). In March 2009, we purchased (through Bee Group) additional shares of Naaman, in consideration for approximately NIS 7 million, or approximately $1.8 million, following which Bee Group's holdings in Naaman were approximately  66.85% of the outstanding shares.

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

In April, 2007, we purchased (through Bee Group) 85.79% of the holdings of Vardinon Textile Ltd. in consideration for approximately NIS 38 million or approximately $9.88 million (at that time). On June 1, 2009 Naaman acquired an additional approximately 3% of the shares of Vardinon. As a result of this acquisition, Naaman increased its holding in Vardinon to approximately 88.74% of the share capital. As of May 31, 2010, Bee Group held approximately 66.85% of the outstanding shares of Naaman, and Naaman held approximately 88.74% of the outstanding shares of Vardinon.

Dividends

The following table sets forth dividends paid by the Company from January 1, 2007 until the date of this Annual Report:

Date of payment	Amount per share	Total amount(1)
February 25, 2010	NIS 1.70 ($0.45)	NIS 75 million (approximately $19.8 million)
October 7, 2008	NIS 3.46 ($0.99)	NIS 150 million (approximately $42.82 million)
October 8, 2007	NIS 5.07 ($1.27)	NIS 220 million (approximately $55 million)
April 19, 2007	NIS 1.45 ($0.35)	NIS 60 million (approximately $14.7 million)

(1) In accordance with the representative rate of exchange of the NIS to the dollar as of the date of the payment of the dividend.

Within the framework of our proposed acquisition from Alon of all of Alon's approximately 80% holdings in Dor Alon, the audit committee and board of directors of Blue Square approved the distribution of a dividend (after the share issuance to Alon) to Blue Square's shareholders not out of profits, of NIS 800 million, or approximately US$ 208.9 million (based on the representative rate of exchange on May 31, 2010), which represents a dividend of approximately NIS 12.32, or approximately $3.22 (based on the representative rate of exchange on May 31, 2010), per ordinary share of Blue Square (after taking into account the shares to be issued to Alon in the acquisition). The dividend per share is subject to change based on the number of shares outstanding on the record date for the dividend.  Blue Square intends to finance the dividend by NIS 400 million in cash and by NIS 400 million in long-term debt.   The terms of the long-term debt have not yet been determined. The dividend is subject to the approval of Blue Square's general meeting of shareholders, the Israeli courts and to the completion of the acquisition by us of Dor Alon, as well as customary closing conditions, if applicable.  For further information on the acquisition see “Item 7. Major Shareholders and Related Party Transactions – Proposed Acquisition of Controlling Share in Dor-Alon Energy In Israel (1988) LTD."

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

In connection with our issuance of NIS 400 million in aggregate principal amount of unsecured 5.9% convertible and nonconvertible debentures in August 2003, Blue Square’s board of directors resolved that Blue Square would not distribute dividends in any quarter if the ratio of our net financial obligations (as defined by S&P-Maalot, an Israeli rating agency owned by S&P) to EBITDA for any quarter exceeds 3.5 until June 30, 2006 or exceeds 3.0 thereafter.  Blue Square’s board of directors also resolved that Blue Square would not distribute dividends in any quarter if the ratio of the unencumbered fixed assets (following depreciation) and investment property as set forth on our financial statements to financial obligations (as defined by S&P-Maalot) for any quarter is below 120%. At the time of the issuance of our debentures, S&P-Maalot informed us that the rating was based among other things upon the Board of Directors resolution and a change in this resolution may lead to a change of the rating on our 5.9% unsecured debentures.

On January 14, 2010, Blue Square's board of directors decided that in view of the changes and development of Blue Square since 2003, including the transfer of Blue Square's and Mega Retail's real estate properties to BSRE (which operates under financial obligations to EBITDA ratios appropriate for real estate companies and currently holds a major part of the consolidated debt), the purchase of Bee Group (a Non Food retailer), and the reorganization of Blue Square's food retail activities in its subsidiary, Mega Retail Ltd., that the ratio of net financial obligations to EBITDA is to be calculated by deducting from the net financial obligations Blue Square's debt which is related by the company to real estate that is not in use by Blue Square (which is equal to 75% of the investment property as recorded on the balance sheet). On December 31, 2009, the net financial obligations to EBITDA (calculated in accordance with the deduction described above) was less than 2.0. Our board of directors further resolved that Blue Square would not distribute dividends in any quarter if the ratio of our net financial obligations (calculated in accordance with the deduction described above) to EBITDA for any quarter exceeds 4.5.

Dividends paid by Mega Retail from 2004 until the date of this Annual Report:

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

Date of payment	Amount per share	Total amount(1) (2)
March 31, 2010	NIS 4.6 ($1.3)	NIS 57.6 million (approximately $15.5 million)
April 20, 2009	NIS 1.35 ($0.32)	NIS 16.8 million (approximately $4.0 million)
April 28, 2008	NIS 1.58 ($0.46)	NIS 19.7 million (approximately $5.7 million)
April 12, 2007	NIS 0.78 ($0.19)	NIS 9.7 million (approximately $2.3 million)

(1) In accordance with the representative rate of exchange of the NIS to the dollar as of the date of the payment of the dividend.
(2) Blue Square's share in the distribution of the dividends was approximately 80%.

Short-Term Credit from Banks and Others

The following table sets forth the principal terms of our short-term credit from banks and others:

	December 31
	2008	2009
	NIS in thousands

Bank overdrafts	12,187	493
Bank loans	65,801	101,774
Commercial paper	-	40,819
Current maturities of long-term loans	132,913	131,512

	210,901	274,598

Long-Term Loans from Banks and other Financial Institutions

The following table sets forth the principal terms of our long-term loans from banks and other financial institutions:

	December 31		Annual Interest Rate
	2008	2009	(1)
	NIS in thousands		%

In Israeli currency:

Linked to the Israeli CPI (2)	113,880	317,409	5.2
Unlinked and bearing a fixed interest rate (3)	305,456	243,324	7.1
Unlinked and bearing a variable interest rate (4)	55,163	167,500	3.2

Total	474,499	728,233

Less - current maturities	132,913	131,512

	341,586	596,721

(1) Weighted average rate as of December 31, 2009.
(2) As of December 31, 2009, includes approximately NIS 255 million at a weighted average interest rate of 4.8%, approximately NIS 61 million at a weighted average interest rate of 6.9% and the balance of approximately NIS 2.3 million at a weighted average interest rate of 4.1%.
(3) As of December 31, 2009, includes NIS 167 million at an interest rate of 5.9%, and the balance of approximately NIS 76 million at a weighted average interest rate of 9.8%.

(4) As of December 31, 2009, includes approximately NIS 130 million at a weighted average interest rate of 3.3%, approximately NIS 11 million at a weighted average interest rate of 3.7%, and the balance of approximately NIS 27 million at a weighted average interest rate of 1.9%.

The loans described in the table above include loans undertaken by Bee Group and its subsidiaries in an aggregate amount of approximately NIS 190 million and loans undertaken by BSRE in an aggregate amount of NIS 250 million.  These loan agreements contain undertakings by Bee Group and its subsidiaries and BSRE to meet certain financial covenants. The financial covenants in Bee Group's loan agreements include a limitation on Bee Group and its subsidiaries' ability to distribute dividends. As of December 31, 2009, Bee Group and its subsidiaries and BSRE met the financial covenants contained in their respective loan agreements.

Debentures

The following table summarizes outstanding debentures in 2008 and 2009 of the Company and of our subsidiary, BSRE, of which we owned 78.35% of the shares as of May 31, 2010:

	December 31
	2008	2009
	NIS in thousands
Convertible debentures:
Issued by the Company	44,267	26,267
Issued by BSRE	112,086	115,660
	156,353	141,927

Less - current maturities	25,956	-
	130,397	141,927

Non-convertible debentures:
Issued by the Company	199,585	211,344
Issued by BSRE	786,259	1,116,642
	985,844	1,327,986

Less - current maturities	-	76,653
	985,844	1,251,333

In addition, Naaman, our subsidiary through Bee Group, has outstanding convertible debentures, which as of December 31, 2008 and December 31, 2009, had a principal balance of NIS 171,000 and NIS 139,000, respectively.

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

Blue Square Series B Debentures

The principal of the Series B Debentures is repayable in three equal annual installments on August 5 of each of the years 2007, 2009 and 2011, and the interest is payable semiannually.  The Series B Debentures are convertible into our ordinary shares at a conversion ratio that is subject to adjustment in the event of distribution of bonus shares and cash dividends and the issuance of rights.  As of May 31, 2010, each NIS 18.390 par value of debentures was convertible to one ordinary share of NIS 1 par value. This conversion ratio is after adjustment for cash dividends distributed from the date of issuance of the Series B Debentures until May 31, 2010. As of May 31, 2010, the remaining principal balance of the Series B Debentures was approximately NIS 7.5 million.

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

On October 1, 2009, we announced that we received from S&P Maalot a report including affirmation of "ilA+" rating for the debentures, while revising the outlook to negative.  In its rating, S&P Maalot stated that under the current rating it still expects us to maintain an adjusted debt to EBITDA ratio of less than 4.5. In April 2010, following BSRE's announcement regarding approval by its board of directors and audit committee of a draft agreement to jointly purchase real estate for residential and commercial development in the wholesale market site in downtown Tel Aviv, S&P-Maalot placed the rating of our debentures (Series A and Series B) on CreditWatch with negative implications.  According to S&P-Maalot, because this is BSRE's first venture into the residential development sector, this could affect our business risk profile, and the downgrade reflects S&P-Maalot's opinion that BSRE's transaction could lead to increased financial risk for Blue Square.  We have no knowledge whether our proposed acquisition of Alon's shares in Dor Alon will have an impact on the rating for the debentures.

BSRE Debentures

In August 2006, BRSE issued 2.5 million BRSE ordinary shares of NIS 1 par value each, together with NIS 100 million par value of registered BRSE Series A debentures, which are convertible into BRSE ordinary shares, and NIS 650 million par value of registered BRSE Series B debentures. In September 2008, BSRE completed the issuance of an additional NIS 125 million in principal amount of unsecured non-convertible (Series B) debentures to institutional investors. The terms of these debentures are identical to the terms of the non-convertible (Series B) debentures issued by BSRE in August 2006.  In October 2009, BSRE issued NIS 300 million par value of registered Series C debentures.

BSRE Series A Debentures

The BSRE Series A debentures are to be redeemed in four equal annual installments on August 31 of each of the years 2013 to 2016. The Series A debentures are linked (principal and interest) to the known Israeli CPI and bear interest at an annual rate of 6.25%, which is payable semiannually.  The Series A debentures are convertible into BSRE ordinary shares from the date that they are first listed for trade on the stock exchange through August 16, 2016, except during the periods from August 17 through August 31 in each of the years 2013 to 2015. The conversion rate is subject to adjustments in the event of distribution of cash dividends.  Until August 31, 2008, the conversion was effected at the rate of NIS 96.83 par value of registered Series A debentures (following adjustments due to distributions of cash dividends) for each ordinary share of NIS 1 par value; since that date and through August 16, 2016, the conversion rate is NIS 268.71 par value of registered Series A debentures (following adjustments due to distributions of cash dividends) for each ordinary share of NIS 1 par value.

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

BSRE Series C Debentures

The BSRE Series C debentures are to be redeemed in eight non-equal annual installments on October 31 of each of the years 2011 to 2018, of which six installments each in the amount of 7.5% of the debentures' principal amount are to be redeemed on October 31 of each of the years 2011 to 2016, and two installments each in the amount of 27.5% of the debentures' principal amount are to be redeemed on October 31 of each of the years 2017 to 2018.  The Series C debentures are linked to the known CPI and bear interest at an annual rate of 4.2% which is payable semiannually on April 30 and October 31 of each of the years 2010 to 2018.

If, at the time of making any redemption/payment on account of the principal and of interest of the Series C debentures, it is found that the payment index is less than the base index (the CPI for August 2009), BSRE is required to make such payment according to the base index.

For additional information on charges pertaining to the collateralized long-term loans, see note 19 to our consolidated financial statements.

Rating of BSRE Debentures

On July 27, 2006, S&P-Maalot rated the BSRE debentures (Series A and Series B) at "ilAA-".

On September 28, 2008, S&P-Maalot rated the BSRE debentures (Series B), with an increased principal amount of up to NIS 250 million, at "ilAA-/Stable".

On May 27, 2009, following the recent downgrading of the rating of Blue Square's debentures (Series A and Series B) to "ilA+/Stable", S&P-Maalot informed BSRE that it had placed BSRE's debentures (Series A and Series B) on "credit watch negative".  On October 7, 2009, S&P-Maalot removed BSRE's debentures (Series A and Series B) from "credit watch negative" and downgraded the rating on the debentures (Series A and Series B) to "ilA+/Negative" and rated up to a principal amount of NIS 300 million Series C debentures "ilA+/Negative".  S&P-Maalot believes that there is a significant correlation between the rating of our debentures and the rating of BSRE's debentures due to our significant holdings in BSRE (78.5% at the time of the S&P-Maalot notice) and due to the fact that we are a major lessee of BSRE's properties (our lease payments to BSRE generated approximately 85% of BSRE's rental income in 2009).

On October 7, 2009, Midroog rated BSRE's debentures (Series A and Series B) "A1/Stable" and rated up to a principal amount of NIS 300 million Series C debentures "A1/Stable".  On June 2, 2010, Midroog changed the outlook on the rating of BSRE's debentures (Series A, Series B and Series C) to "A1/Negative" and rated "A1/Negative" up to an additional principal amount of NIS 100 million BSRE debentures.

Commitments for Capital Expenditures

As of December 31, 2009, we had entered into agreements for investments in fixtures, equipment and leasehold improvements in the total amount of approximately NIS 38.6 million, or $10.2 million.  We intend to finance these investments from cash generated by our operations and from loans from banks or other financial institutions.

In addition, we have commitments under our agreements with the Wholesale Market Company which were signed on June 3, 2010 and are subject to approval by the Israeli Minister of the Interior within 60 days from the date on which the agreements were signed.  For further information regarding our agreement with the Wholesale Market Company, please see "Item 7. Major Shareholders and Related Party Transactions – Agreement with the Wholesale Market Company."  We intend to finance these investments from cash generated by our operations and from loans from banks or other financial institutions. In addition, in connection with our proposed acquisition from Alon of all of Alon's approximately 80% holdings in Dor Alon, subject to satisfaction of closing conditions, we expect to issue to Alon an aggregate of 20,327,710 ordinary shares of Blue Square. See “Item 7. Major Shareholders and Related Party Transactions – Proposed Acquisition of Controlling Share in Dor-Alon Energy In Israel (1988) LTD."

C.   Research and Development, Patents and Licenses.

Not applicable.

D.   Trend Information.

Based on A.C. Nielsen and on data published by the Israeli Central Bureau of Statistics of the retail sales of food, drinks and tobacco in Israel, we estimate that approximately 37% of the total retail sales of food, beverages and tobacco in Israel in 2009 was made by the two large chains and approximately 46% of the estimated retail sales made by supermarkets, groceries and mini-markets in Israel in 2009 was made by the two large chains - a percentage that is considerably lower than the estimated market shares of the major supermarkets prevailing in Europe and the United States.

Accordingly, we believe that there is an opportunity for us to grow correspondingly with the general growth of the supermarket sector in Israel.  In addition, we believe that we have an opportunity to grow in locations where we do not have a strong presence and in particular in the northern part of the country and in the Jerusalem area.

The food retailing industry has been subject to increased competition in recent years.  Since the 2005 merger between Shufersal and ClubMarket, another major chain, we have faced a larger competitor, many of whose stores are characterized by the every day sale of products at low prices. Based on A.C. Nielsen, we estimate that Shufersal's market share was approximately 37.3% of the bar-coded market in Israel in 2009, as opposed to our own approximately 21.8% share of the bar-coded market in 2009.

In addition, as a result of consumers’ focus on the price of products, in recent years we and our competitors have established or expanded low-price and hard discount store formats. In 2009, very low-priced smaller supermarket chains continued to aggressively increase their market share and expand their presence in selected areas in Israel, often geographically beyond their original location.  The increased competition has led to increased downward pressure on prices.

The global economic crisis and the resulting slowdown in the Israeli economy has impacted the food retail market by affecting the buying patterns of our customers, as more customers are shifting their purchases to low-price and hard discount stores, which have a lower profit margin.  In response to these trends, in August 2007, we launched our Mega In Town store format to offer discount prices in neighborhood stores.  In addition, in December 2008 we launched our Mega Bool heavy discount store format as well as our "Mega" line of private label goods that are sold in our "Mega Bool", "Mega In Town" and "Mega" stores. We expect to continue to expand our low-price and hard discount store formats and our sales of products under our "Mega" private label in 2010 in an effort to increase our market share.

In addition, during 2009, we launched a new membership card and a new "You" Mastercard credit card as part of our "You" loyalty club, which is designed to increase consumer traffic and encourage customers to patronage our stores.

In the past few years, we have witnessed a global trend of supermarkets specializing in organic and health products.  In response to this trend, we purchased Eden Teva in October 2007, which operates a leading supermarket chain in Israel offering organic/health products. In 2009, we expanded the Eden Teva chain and it now includes nine stores. During 2010, we announced our intention to implement the second stage of our strategy to establish our Eden Teva format as the leader in Israel's organic/health food market by establishing Eden Teva branches within our existing large store formats under the concept of a "store within a store".

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

In 2009, we opened 11 new stores and closed two stores to compete in selective areas in which we did not believe we had sufficient market presence, and we converted three Mega stores into Mega In Town stores. We also converted ten "Mega" and "Shefa Shuk" stores to the new brand “Mega Bool”. In addition, we plan to continue to remodel some of our supermarkets to give them a more “upscale” orientation, offering improved product selection and increased focus on customer service.

In 2010, we plan to open approximately six additional supermarkets, totaling approximately 8,000 square meters of store space, in localities whose populations are currently under-served by supermarkets or in localities in which we do not have sufficient market presence. In addition, in 2010, we plan to convert approximately three "Mega" supermarkets stores into "Mega Bool" stores. In 2010, until May 31, 2010, we opened four supermarket stores.

In 2010, we are taking action to further increase our market share of “Non-Food” and “Near-Food” products and to offer a wider selection of these products to consumers in our stores with the goal of increasing the portion of our customers’ overall shopping needs that are addressed in our stores. In addition, we intend to continue our expansion into the stand alone Non Food stores market by opening approximately 13 additional self-operating stores and nine additional stores operated by franchisees and to capitalize on potential synergies and an internal reorganization in order to improve our operating efficiency. In 2010, until May 31, 2010, we opened two self operating stores and six stores operated by franchisees.

In 2010, in order to improve our market share, we are looking to further broaden the variety of products offered under our private label and to improve our distribution capabilities by investing in a new distribution center.

In May 2010, we signed a share purchase agreement with our controlling shareholder, Alon, to acquire from Alon all of Alon's approximately 80% holdings in Dor Alon.  Dor Alon is one of the four largest fuel retail companies in Israel based on the number of gas stations and is a leader in the convenience stores sector. The closing of the transaction is subject to satisfaction of closing conditions, including shareholder approval.  The acquisition of Dor Alon would combine our and Dor Alon's retail operations into one group creating the largest retail group in Israel.  Additionally, the acquisition could enable us to achieve a strong foothold in the convenience store sector and enable substantial synergies and cost savings when combining the retail platforms of both companies.

E.	Off-Balance Sheet Arrangements.

None.

F.	Tabular Disclosure of Contractual Obligations.

The following table sets forth certain information concerning our obligations and commitments to make future payments under contracts, such as debt and lease agreements:

	Expected Maturity (NIS in thousands)
	2010	2011	2012	2013	2014	2015	2016 and thereafter	Total

Long term loans from banks (1)	131,512	114,607	95,520	75,943	32,211	33,003	245,437	728,233
Non Convertible Debentures issued by the Company (2) (3)	75,906	-	50,604	50,604	50,604	-	-	227,718
Convertible Debentures issued by the Company (2) (4)	-	15,093	-	-	-	-	-	15,093
Non-Convertible Debentures issued by BSRE (5) (6)	-	22,543	22,543	234,921	234,921	234,921	400,237	1,150,086
Convertible Debentures issued by BSRE (5) (6)	-	-	-	27,404	27,404	27,404	27,404	109,616
Short term credit from banks (7)	102,267	-	-	-	-	-	-	102,267
Commercial paper (8)	40,000	-	-	-	-	-	-	40,000
Put option granted to a minority interest	23,317	-	-	-	-	-	-	23,317
Purchase Obligations	55,757	-	-	-	-	-	-	55,757
Non-cancelable Long term leases	214,530	201,450	188,394	149,649	113,184	88,228	220,550	1,175,985
Total contractual cash obligations	643,289	353,693	357,061	538,521	458,324	383,556	893,628	3,628,072

(1)
The table above does not include payments of interest on our long-term loans because the actual interest payments on most of the loans are dependent on variable parameters, such as changes in the Israeli CPI, or variable interest rates which cannot be predicted at the date of this report. Without taking into account any changes in the Israeli CPI or changes in foreign currency rates and assuming the relevant variable interest rate will remain at its level as it was as of December 31, 2009 (5.3% per annum), interest payments on the long-term loans (in thousands) would be NIS 34,125 in 2010, NIS 28,023 in 2011, NIS 22,365 in 2012, NIS 17,589 in 2013, and NIS 14,734 in 2014, NIS 63,631 in 2015 and beyond.

(2)
These debentures bear interest at an annual rate of 5.9% and are linked (principal and interest) to the Israeli CPI, but in the event the Israeli CPI is less than the base index (index known at date of issuance), the amount of debentures will not be adjusted below the base index. Without taking into account any changes to the Israeli CPI, interest payments on the Non-Convertible Debentures (in thousands) would be NIS 13,435 in 2010, NIS 8,957 in 2011, NIS 8,981 in 2012, NIS 8,957 in 2013, and NIS 4,478 in 2014.  Without taking into account any changes to the Israeli CPI, based on the principal amount of the Convertible Debentures as of December 31, 2009 and assuming no additional conversion of debentures, interest payments on the Convertible Debentures (in thousands) would be NIS 904 in 2010 and NIS 525 in 2011.  The table above does not include payments of interest on our debentures because the actual interest payments on these debentures will depend on changes in the Israeli CPI, which cannot be predicted at the time of this report.

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

(5)
The Non-Convertible Debentures and the Convertible Debentures (Series A, Series B and Series C)  bear interest at an annual rate of 6.25%, 4.7% and 4.2%, respectively, and are linked (principal and interest) to the Israeli CPI, but in the event the Israeli CPI is less than the base index (index known at date of issuance), the amount of debentures will not be adjusted below the base index. Without taking into account any changes to the Israeli CPI, interest payments on the Non-Convertible Debentures (in thousands) would be NIS 52,932 in 2010, NIS 52,551 in 2011, NIS 51,746 in 2012, NIS 50,658 in 2013, NIS 39,729 in 2014, NIS 57,136 in 2015.   Without taking into account any changes to the Israeli CPI, based on the principal amount of the Convertible Debentures as of December 31, 2009 and assuming no additional conversion of debentures, interest payments on the Convertible Debentures (in thousands) would be NIS 6,851 in each of the years 2010 to 2011, NIS 6,870 in 2012, NIS 6,851 in 2013, and NIS 5,138 in 2014, NIS 3,425 in 2015 and NIS 1,717 in 2016.  The table above does not include payments of interest on our debentures because the actual interest payments on these debentures will depend on changes in the Israeli CPI, which cannot be predicted at the time of this report.

(6)
The principal of the debentures (Series A and Series B) are repayable in four equal annual installments on August 31 of each of the years 2013 to 2016. The principal of the debentures (Series C) is repayable in eight non-equal annual installments on October 31 of each of the years 2011 to 2018 (inclusive), where six installments each constituting 7.5% of the amount of the principal of the debentures would be paid on October 31 of each of the years 2011 to 2016 and two installments each constituting 27.5% of the amount of the principal of the debentures would be paid on October 1 of each of the years 2017 and 2018.

(7)	The table above does not include interest on our short term credit from banks (2009: 3.6% per year).

(8)
On June 30, 2009, the Company issued commercial paper to institutional investors in an amount of NIS 40 million for a period of four years. The commercial paper bears annual interest at a variable rate equal to the Bank of Israel Interest Rate plus 1.5%, payable semi-annually beginning on December 30, 2009.  The average annual interest rate for the six months ended December 31, 2009 was 2.21%.  Therefore, the table above does not include the amount of interest on commercial paper.  The principal of the commercial paper is repayable every six months at the demand of the holders, but in any event, the last repayment date of the principal will be June 28, 2013.

*	The table above does not include severance payment obligations because the actual severance payments will depend on the dates of payment, which cannot be predicted at the time of this report.

**	The table above does not include a provision for uncertain tax positions in the amount of NIS 4.2 million.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management.

The following table lists the name, age and position of the directors and senior management of Blue Square and two officers of our subsidiaries as of June 15, 2010.

Name	Age	Position

David Wiessman (1)	55	Executive Chairman of the Board of Directors
Yitzhak Bader	64	Director
Shlomo Even	53	Director
Diana Bogoslavsky	51	Director
David Alphandary (2) (3)	75	Director
Uzi Baram (1) (2) (3)	73	Director
Avraham Meron (2)	71	Director
Zeev Vurembrand	59	President and Chief Executive Officer
Dror Moran	42	Vice President and Chief Financial Officer and General Manager of "You" Club
Ilan Buchris	58	Vice President Logistics, Planning and Maintenance Division
Gershon Wissman	51	Vice President Trade
Elli Levinson Sela	43	General Counsel and Corporate Secretary
Moshe Shatz	62	Head of Human Resources Division
Oren Lahat	63	Head of Real Estate Development Division
Odelia Levanon	47	Head of Information Technology Division
Shai Almog	44	Head of Marketing Division
Ittay Hazan	35	Head of Strategy Division
Eliezer Gayer	53	“Mega” and “Mega In Town” Manager
Rafi Masiach	51	“Mega Bool” and “Shefa Shuk” Manager
Zeév Stein	57	Chief Executive Officer of Blue Square Real Estate Ltd.
Shmuel Enchel	53	Chief Executive Officer of Bee Group

(1)  Member of the Compensation Committee.
(2)  Member of the Audit Committee.
(3)  External directors.

David Wiessman has served as Executive Chairman of our board of directors from November 15, 2005 and as the Vice Chairman of our board of directors from June 2003.  Mr. Wiessman is also the Chairman of the board of directors of Mega Retail from March 12, 2007 and the Chairman of the board of directors of BSRE from December 21, 2005.  In addition, Mr. Wiessman is currently the President and Chief Executive Officer of Alon Israel Oil Company Ltd. and President and Active Joint Chairman of the Board of Directors of Dor-Alon Energy In Israel (1988) LTD., Chief Executive Officer of Bielsol Investments (1987) Ltd., Chairman of the board of directors of Alon Retail, Executive Chairman of Alon U.S.A. Energy, Inc., Director of Rosebud Real Estate Ltd., and holds director and/or officer positions in other companies affiliated with the foregoing Alon entities, both in Israel and the United States. In addition, Mr. Wiessman also serves as a director in other companies not affiliated with Alon Israel Oil Company Ltd., or with Alon USA Inc. Mr. Wiessman is a member of the Compensation Committee of Blue Square.

Yitzhak Bader has served as our director from June 2003.  Mr. Bader is currently Chief Executive Officer of Granot, a purchasing organization of the kibbutzim. He is also Chairman of the board of directors of Alon Israel Oil Company Ltd. and Joint Chairman of Dor-Alon Energy In Israel (1988) LTD., and a director in the following companies: Alon Retail, Mega Retail, Dor Gas Ltd., Dor Alon Operating Service Stations Ltd., Dor Alon Gas Technologies Ltd., Alon USA Energy, Inc., Alon USA Operating, Inc., Alon USA GP, LLC, Alon USA Capital Inc., Alon Assets Inc., Alon USA Inc., BSRE, Pizza Hut Israel (2002) Limited Partnership, Pri-Gat Ltd., Rimon Counseling and Management Services Ltd., Meiram Water and Infrastructures Ltd., various entities under control of Granot, and One Technologies Software (ASD) Ltd.

Shlomo Even has served as our director since June 2003.  Mr. Even is currently a certified accountant and partner of the accounting firm of Tiroshi Even, and a director of the following companies: Super Sol Bielsol Investments Ltd., Alon Israel Oil Company Ltd., Dor-Alon Energy In Israel (1988) LTD., Rosebud Real Estate Ltd., Alon Dor Operating Service Stations Ltd., Dor Gas Ltd., Dor Alon Gas Technologies Ltd., Alon USA Energy Inc., Alon USA Operating Inc., Alon USA GP LLC, Alon USA Capital Inc., Alon Assets Inc. and Alon USA Inc. Mr. Even holds a B.A. degree in Accounting and Economics from Bar-Ilan University.

Diana Bogoslavsky has served as our director since March 2006. She has served as the Chief Executive Officer of Mishkei Emek Hayarden and the Regional Plants since 2005. From 1996 to 2004, Ms. Bogoslavsky served as Manager of the Economic Department of Brit Hapikuach (the Supervision Alliance). From 2000 to 2004, Ms. Bogoslavsky also served as a member of the management of Brit Hapikuach and as the Chairman of the board of directors of Jenny Company, a subsidiary of Brit Hapikuach. From 1993 to 1996, Ms. Bogoslavsky served as Bank Mizrahi representative in Argentina. Ms. Bogoslavsky currently serves as a director in the Union of the Kibbutzim Industry, in Dor-Alon Energy In Israel (1988) LTD. and in several others companies. Ms. Bogoslavsky holds a Masters degree in Economics and Business Management (specializing in financing) and B.A. in Economics and Administration from Midreshet Rupin in the Hefer Valley in Israel.

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

Avraham Meron has served as our director and member of the audit committee since August 20, 2007. Mr. Meron is currently an independent advisor and is an external director in Africa Israel Properties Ltd., a director in Discount Mortgage Bank Ltd., a member of the investments committee in Clal Finance group, and a director in A.I. America Israel Investments Ltd. For a period of 13 years, until October 2005, Mr. Meron served as senior vice president-finance of Africa Israel Investments Ltd.  Mr. Meron also served as a director of Africa Israel’s subsidiaries, including Alon Oil Company group, the controlling shareholder of Blue Square. Mr. Meron is a CPA and holds a degree in Accounting from the Hebrew University of Jerusalem.

Zeev Vurembrand has served as our Chief Executive Officer and President since March 2008. From September 2007 to February 2008, Mr. Vurembrand served as the Deputy to the Chief Executive Officer of The Phoenix Holding Ltd., and as the Chief Executive Officer of the Phoenix Investment and Finance Ltd.  From 2002 to 2007 Mr. Vurembrand served as the Chief Executive Officer (and as the Chairman of the board of directors of various subsidiaries) of Clalit Health Services Group. Mr. Vurembrand also serves as a director and the chairman of the balance sheet committee of Israel Discount Bank Ltd., and as a director in U-Bank in Israel. Mr. Vurembrand holds a B.Sc. degree in Industrial Engineering and Management from the Technion (the Israeli Institute of Technology).

Dror Moran has served as our Vice President and Chief Financial Officer, since July 2006, and the General Manager of "You" Club, since June, 2009.  Mr. Moran is a CPA and received a Bachelor of Business, Accounting and Finance from the College of Management Academic Studies in Tel Aviv.  Mr. Moran was employed by Blue Square between 1997 and 2005 and his last position with Blue Square was Deputy CFO.  Between April 2005 and June 2006, Mr. Moran served as Chief Financial Officer and as Deputy CFO of InSightec Ltd., a high-tech company.

Ilan Buchris has served as our Vice President of Logistics, Planning and Maintenance Division since November 2004. Mr. Buchris, Colonel (retired) in the Israeli Navy, holds a M.A. degree in Political Science from Haifa University and a B.A. degree in settlement geography from Bar Ilan University. Between 2000 and 2004 Mr. Buchris served as Authorities Coordinator at Derech Eretz Highways (1997) Ltd.

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

Ittay Hazan has served as our Head of Strategy Division since March 2010. Mr. Hazan has been employed by Blue Square since July 2008 as Business Assistant to the CEO. Between August 2005 and June 2008, Mr. Hazan served as Business Controller of Microsoft Israel Ltd. Mr. Hazan also served as Senior Business Consultant, between April 2001 and July 2005, at the consulting division of Ernst & Young Israel Ltd. Mr. Hazan is a CPA and holds MBA & BB degrees in Accounting and Finance from the College of Management Academic Studies in Rishon Le'Zion.

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

Zeév Stein has served as the Chief Executive Officer of Blue Square Real Estate Ltd., since July 2006. Mr. Stein is currently also the Deputy to the Chief Executive Officer of Dor-Alon Energy In Israel (1988) LTD. (25% of his working time) and also serves as a director in various companies affiliated with Alon Group.  Until December 2004, Mr. Stein served as Vice President of Planning and Development in Alon Israel Oil Company Ltd.  Mr. Stein holds a B.Sc. degree in Civil Engineering and a degree in Architecture and Urban Design Planning from the Technion (Israel Institute of Technology) in Haifa.

Shmuel Enchel has served as the Chief Executive Officer of Bee Group since September 2008. From 1995 to 2007, Mr. Enchel served as the Chief Executive Officer of Ten Petroleum Company Ltd.  Between 1994 and 1995, he served as the Chief Executive Officer of Prostiv Ltd.

Arrangements for the Election of Directors

As of May 31, 2010, Alon Retail owned approximately 68.62% of our outstanding ordinary shares. So long as Alon Retail continues to own beneficially more than 50% of our outstanding ordinary shares and voting power, it will be able to control the outcome of matters requiring shareholder approval that do not require a special majority, including the election of all Blue Square directors, other than Blue Square's two external directors whose election, under the Israeli companies law, requires that at least one-third of the non-controlling shareholders who participate in the vote, vote for their nomination, or that the total number of shares of non-controlling shareholders voted against their nomination does not exceed one percent of the aggregate voting rights in the company.

B.	Compensation.

The following table sets forth the aggregate compensation we paid or accrued on behalf of all persons who served as Blue Square directors or senior management for services they rendered Blue Square and its subsidiaries, for the year ended December 31, 2009.  The table also includes compensation to individuals who ceased to serve as directors or executive officers during the year.

	Salaries, fees, expenses, directors’ fees, commissions and bonuses	Pension, retirement and similar benefits
	(in thousands)	(in thousands)

All directors, senior management and Acting Chairman as a group	$5,949 (NIS 22,459)	$423 (NIS 1,597)

In addition, we recorded the sum of approximately NIS 6.2 million, or $1.6 million, in 2009 as a compensation cost related to the options granted to our senior management under our share option plan.

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

BSRE paid to its CEO, Mr. Zeev Stein, for the year 2009 a total payment which cost BSRE approximately NIS 1,945,000 (including an annual bonus). Under his employment agreement, Mr. Stein is entitled to a salary and customary fringe benefits, including a car lease and social benefits. In addition, Mr. Stein is entitled to severance compensation in excess of that which is required under law (200% of required severance in the case of dismissal and 175% of required severance in case of voluntary termination by Mr. Stein).  Mr. Stein also serves as Deputy CEO of Dor Alon, a subsidiary of Alon, our indirect controlling shareholder.  The scope of Mr. Stein's position in Dor Alon is limited to 25% and to the extent that such position does not place him in conflict of interest with BSRE.  As part of this arrangement, the scope of Mr. Stein's position as CEO of BSRE is limited to 75% and does not include a fixed hour requirement.

In March 2008, the Company granted 2,200,000 options to executive officers with an exercise price of NIS 39.06 (unlinked) per share, in May 2008, the Company granted 140,000 options to executive officers with an exercise price of NIS 39.06 (unlinked) per share, in August 2008, the Company granted 100,000 options to managers with an exercise price of NIS 39.06 (unlinked) per share, in March 2010, the Company granted 20,000 options to executive officers with an exercise price of NIS 47.70 (unlinked) per share and in March 15, 2010, the Company granted 274,000 options to managers with an exercise price of NIS 47.70 (unlinked) per share.

The vesting periods for the options are 66.7% at the end of two years from the date of grant and the remaining 33.3% at the end of three years from the date of grant. The options issued to executive officers and managers may be exercised during the six month period from the end of the vesting period, and options not exercised during this period will expire.

In January 2010, our indirect controlling shareholder, Alon, granted an option to D.B.W Investments Ltd. a company controlled by Mr. David Weissman, Alon's president and our Executive Chairman of the Board, to purchase 766,020 of our shares held by Alon, representing approximately 1.72% of our outstanding shares, as of May 31, 2010.  The option is exercisable in five equal portions at the end of each calendar year from 2010 until 2014 and for a period of 18 months from the time each portion becomes exercisable.

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

Under the Companies Law, at least one of the external directors is required to have “financial and accounting expertise” and the other external director(s) are required to have “professional expertise”. Under regulations, a director having financial and accounting expertise is a person who, due to his or her education, experience and qualifications is highly skilled in respect of, and understands, business-accounting matters and financial reports in a manner that enables him or her to understand in depth the company’s financial statements and to stimulate discussion regarding the manner in which the financial data is presented. Under the regulations, a director having professional competence is a person who has an academic degree in either economics, business administration, accounting, law or public administration or an academic degree in an area relevant to the main business sector of the company or in a relevant area for the board position, or has at least five years experience in a senior management position in the business of a corporation with a substantial scope of business, in a senior position in the public service or a senior position in the field of the company’s business.

Under the Companies Law, each Israeli public company is required to determine the minimum number of directors with “accounting and financial expertise” that such company believes is appropriate in light of the company’s size, the scope and complexity of its activities and other factors.  Once a company has made this determination, it must ensure that the necessary appointments to the board are made in accordance with this determination. Our board of directors determined that two directors with “accounting and financial expertise” is appropriate for the Company.  Our board of directors currently has at least two directors with such “accounting and financial expertise”.

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

The independence requirements of Rule 10A-3 of the 1934 Act implement two basic criteria for determining independence: (i) audit committee members are barred from accepting directly or indirectly any consulting, advisory or other compensatory fee from the issuer or an affiliate of the issuer, other than in the member's capacity as a member of the board of directors and any board committee, and (ii) audit committee members may not be an "affiliated person" of the issuer or any subsidiary of the issuer apart from his or her capacity as a member of the board and any board committee.

The Securities and Exchange Commission (“SEC”) has defined "affiliate" for non-investment companies as "a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified." The term "control" is intended to be consistent with the other definitions of this term under the Securities Exchange Act of 1934, as "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise." A safe harbor has been adopted by the SEC, under which a person who is not an executive officer or 10% shareholder of the issuer would be deemed not to have control of the issuer. The SEC has also provided certain limited exceptions for an audit committee member, who also sits on the board of directors of an affiliate to a listed issuer, so long as, except for being a director on such board of directors, the audit committee member otherwise meets the independence requirements for each entity.

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

Exemption, Insurance and Indemnification of Directors and Officers

Office Holder Exemption

Under the Israeli Companies Law, a company may not exempt an officer or director (each, an "Office Holder") from liability with respect to a breach of his duty of loyalty, but may exempt in advance an Office Holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care (except in connection with a distribution made by the company) if so provided in its articles of association. Our Articles of Association so provide.

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

Office Holder Insurance

The Israeli Companies Law and our Articles of Association provide that, subject to the provisions of the Israeli Companies Law, we may enter into a contract for the insurance of the liability of any of our Office Holders with respect to:

•	a breach of such Office Holder's duty of care to the Company or to another person;

•
a breach of such Office Holder's duty of loyalty to the Company, provided that the Office Holder acted in good faith and had reasonable cause to assume that his act would not prejudice the Company’s interests;

•	a financial liability imposed upon such Office Holder in favor of another person concerning an act performed by him in his capacity as an Office Holder; or

•	a breach of any duty or any other obligation, to the extent insurance may be permitting by law.

Pursuant to resolutions adopted by our shareholders, we obtained and will continue to hold a directors’ and officers’ liability insurance policy.  Coverage under our policy has been set at $30 million (including our subsidiaries, excluding BSRE). We have purchased a directors’ and officers’ liability insurance policy for our directors and officers and those of our subsidiaries, which includes Mega Retail and its subsidiaries. The insurance policy is for a period beginning on December 1, 2009, and ending on November 30, 2010, for the maximum coverage of $30 million per claim and in the aggregate during the policy period.  Our audit committee, board of directors and shareholders have approved any renewal and/or extension of the insurance policy and the purchase of any other insurance policy, provided that any such renewal, extension or purchase is for the benefit of the Company’s previous and/or current and/or future directors and officers and on terms substantially similar to those of the insurance policy and on condition that the premium will not increase by more than 25% in any year, as compared to the previous year.  Our current insurance policies comply with these terms.

BSRE has obtained a separate directors’ and officers’ liability insurance policy with coverage of $15 million per claim and in the aggregate during the insurance policy term (beginning on December 1, 2009 and ending on November 30, 2010).

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

On June 12, 2008, following approval of our audit committee and board of directors, our shareholders approved amendments to our Articles of Association pertaining to indemnification of directors and officers that reflect the provisions of the Israeli Companies Law described above.

Our Articles of Association provide that we may undertake to indemnify an Office Holder for obligations or expenses imposed on him as a result of an act done in his capacity as an Office Holder in the Company or as a result of being an Office Holder, in another company in which the Company holds shares or has interests, as specified above.

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

In addition, under the Israeli Companies Law, indemnification of, and procurement of insurance coverage for, our Office Holders must be approved by our audit committee and board of directors and, in specified circumstances, by our shareholders.

Letters of Indemnification

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

•
Any change or reorganization of us, including any related decision, including without limiting the generality of the foregoing, splitting, dividing or modifying our share capital, establishment of subsidiaries or their liquidation or sale and issuance of shares;

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

The letter will not include exemption or indemnification in the following cases:

1.	A breach of fiduciary duty, which was acted not in good faith or that the officer had reasonable grounds to believe that the act would cause the company any harm;

2.	A breach of the duty of care, which was committed intentionally or recklessly;

3.	An act committed with the intention to realize a personal illegal profit; or

4.	A fine or monetary composition imposed on such officers and directors.

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

Committees

Our board of directors has established a compensation committee and an audit committee. Our compensation committee, which consists of David Wiessman and Uzi Baram, administers issues relating to employee compensation for senior management.  Our audit committee, which consists of David Alphandary, Uzi Baram and Avraham Meron, examines flaws in our business management and its approval is required to effect specified actions and transactions with interested parties.  The audit committee also assists the board of directors in overseeing the quality and integrity of our accounting, auditing and reporting practices and in the approval of our financial statements. For more information regarding the role of our audit committee see also “Item 6.  Directors, Senior Management and Employees - C. Board Practices - Audit Committees.”

D.           Employees.

As of December 31, 2009, we employed 7,149 employees (including employees of Bee Group and Eden Teva), counting multiple employees sharing a single position as a single employee, including 2,198 temporary employees. 1,041 of our employees were employed in central management and administration and in our logistics center and 6,108 in our stores.

As of December 31, 2008, we employed 7,475 employees, counting multiple employees sharing a single position as a single employee, including 3,253 temporary employees. 1,054 of our employees were employed in central management and administration and in our logistics center and 6,421 in our stores.

As of December 31, 2007, we employed 7,421 employees, counting multiple employees sharing a single position as a single employee, including 3,181 temporary employees. 1,047 of our employees were employed in central management and administration and in our logistics center and 6,374 in our stores.

We are subject to labor laws and regulations in Israel.  Most of our employees are subject to collective bargaining labor agreements. Under a Special Collective Bargaining Agreement, referred to as the Special Agreement, from May 1996, among the Co-Op, Blue Square, the Histadrut (General Federation of Labor in Israel) (Histadrut), the National Committee of the Co-Op Union Employees and the Co-Op Union, all the Co-Op employees became employees of Blue Square.  The collective bargaining agreements in effect as of that date apply to Blue Square as if Blue Square and these employees were originally parties to these agreements.  Blue Square became responsible for the payment of all employee benefits that had been accrued in respect of these employees during the term of employment of these employees with the Co-Op, to the extent these benefits were recorded on the Co-Op’s records.  Since 1996, we entered into new labor agreements with the Histadrut and the Co-Op union, which determine our employees wages structure, the employment conditions of new employees and a wage increase to the existing employees.

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

We entered into a special collective bargaining agreement with Mega Retail, the Histadrut and our employees' union, effective as of April 1, 2009 (which amends a preceding general collective bargaining agreement adopted by the Company in 1996). The agreement provides for a wage increase of 4% (to the base salary only) to employees who have completed or will complete 24 months of employment with us. In addition, in light of the transfer of our retail activities to Mega Retail, the agreement granted us the option to transfer some or all of our employees to Mega Retail. In addition, in the event that we transfer any of our employees to Mega Retail, Mega Retail will become responsible for the payment of all employee benefits as well as for their rights and seniority that had been accrued in respect of these employees during the term of employment of these employees with our company, to the extent these benefits were recorded on our records.

In addition, in June 2009, a new general collective bargaining agreement was entered into between the New Histadrut and the Chamber of Commerce – Division of Retail Chains, which, by virtue of an extension order from February 2010, applies to all employees that are employed in the food retail chains sector of the Israeli market (except for certain employees that were excepted from the extension order).  In our assessment, the new agreement will not have a material effect on our operations and results of operations in light of the fact that it does not apply to certain groups within the employees that are employed in the food retail chains sector of the Israeli market, and in light of the fact that better benefits apply to our employees by virtue of other collective bargaining agreements to which we are a party.

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

E.           Share Ownership.

As of May 31, 2010, other than indirect ownership through Alon Retail, none of our directors or officers owned more than 1% of our outstanding equity securities.

On January 21, 2008, we adopted a share option plan (the "Plan") for officers and employees of Blue Square and/or its subsidiaries and/or affiliated companies.  As of May 31, 2010, the total number of shares available for issuance under the Plan was 2,584,995 shares (including options issuable to Blue Square's Chief Executive Officer, Mr. Zeev Vurembrand), subject to adjustments.  The exercise price of each option will be at the fair market value per share on the date of grant, and all exercises of options under the plan are to be on a cashless basis. As of May 31, 2010, an aggregate of 1,215,829 options granted to employees under the Plan were outstanding, with an exercise price of NIS 37.41 per share (adjusted for 50% of the dividends paid), and 1,116,666 options granted to executive officers and managers under the Plan were outstanding with an exercise price of NIS 36.68 per share (adjusted for 50% of the dividends paid).

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

The Plan expires three years from the date of first grant of options under the Plan, which was on March 24, 2008.  Unless otherwise decided by the Company's Board of Directors or a committee thereof, options granted under the Plan will vest and be exercisable pursuant to the time schedule set out below on condition that the option holder will be employed by the Company, a Company subsidiary or a company controlled by the Company on the date of issuance and on the applicable vesting date. Unless otherwise prescribed by the Company Board of Directors or a committee thereof, two-thirds of the options will be exercisable at the expiration of two years from the date of grant, and one-third of the options will be exercisable at the expiration of the third year after date of grant.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            Major Shareholders.

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of May 31, 2010, by each person or entity known to own beneficially 5% or more of our outstanding ordinary shares based on information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission.  Our major shareholders do not have voting rights different from the voting rights of our other shareholders.

Name	Number of Ordinary Shares Beneficially Owned		Percentage of Outstanding Ordinary Shares(1)
Alon Retail	30,604,303	(2)	68.60%

Menorah Mivtachim Holdings Ltd.	4,277,963	(3)	9.59%

(1)	The percentage of outstanding ordinary shares is based on 44,614,979 ordinary shares outstanding as of May 31, 2010 (excluding 89,888 ordinary shares held by Blue Square as treasury shares).

(2)
Alon Retail Ltd. is a wholly owned subsidiary of Nissan Alon Retail Holdings Ltd., which is a wholly owned subsidiary of the Nissan Dor Chains Ltd., which is a wholly owned subsidiary of Dor Food Chains Holdings Ltd., a wholly owned subsidiary of Alon-Israel Oil Company Ltd. (“Alon”). To the Company’s best knowledge, Alon is owned approximately 46.9% (excluding shares held by Alon as treasury shares) by nine collective acquisition entities of kibbutzim in Israel and approximately 53.1% (excluding shares held by Alon as treasury shares) are held together by Bielsol Investments (1987) Ltd. and Mr. David Wiessman. To the Company’s best knowledge, the shareholders of Bielsol Investments (1987) Ltd. consist of Shibag Ltd. (whose shareholders are Advocate Shraga Biran, the Estate of Professor Shoshana Biran and Gara, Boaz and Iftah Biran), holding 79.4% of the capital and voting rights of Bielsol Investments, D.B.V Investments Ltd. (controlled by Mr. David Wiessman), holding 19.8% of the capital and voting rights of Bielsol Investments, Shibago Ltd. (whose partners are Shibag Ltd. (75%) and a company controlled by David Wiessman (25%)), holding 0.8% of the capital and voting rights of Bielsol Investments.

(3)
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

The shares reported as beneficially owned by Menora Holdings, Menora Insurance, Menora finance, Mivtachim Pension, Menora Gemel and Menora Mutual Funds are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies which are managed by Menora Insurance, Menora finance, Mivtachim Pensions, Menora Gemel and Menora Mutual Funds, all of which are wholly owned subsidiaries of Menora Holdings, each of which operates under independent management and makes independent voting and investment decisions.

As of May 31, 2010, Blue Square had approximately 34 shareholders of record with a United States address. As of May 31, 2010, these United States record holders held approximately 406,129 ordinary shares in the form of ADSs, representing approximately 0.91% of our then outstanding share capital.

Alon Retail acquired a 78.1% interest in Blue Square from the Co-Op in June 2003.  As of May 31, 2010, Alon Retail Ltd., owned approximately 68.60% of Blue Square’s outstanding ordinary shares.

B.           Related Party Transactions.

Procurement Agreement with Dor Alon Stations

Dor Alon Service Station Operation Ltd., a subsidiary of Dor-Alon Energy In Israel (1988) LTD., which is controlled by Alon Israel Oil Company Ltd.) (hereinafter: “Dor Alon Stations”), operates convenience stores in fuel service stations and also in a number of cities in Israel that sell various food and “Non-Food” products.  Under the terms of the agreement between us and Dor Alon Stations, we agreed to procure products that will be supplied to the convenience stores, either directly from suppliers or from our distribution center.  In consideration of the procurement of products, Dor Alon Stations has agreed to pay us (i) for products sent directly from suppliers, an amount equal to the cost of such products to us as determined under the Procurement Agreement plus 2%, and (ii) for products sent from our distribution center, an amount equal to the cost of such products to us as determined under Procurement Agreement plus 2.75%, in each case plus VAT.  The cost of the products to us will be audited by our independent public accountants.  In the event that our revenues generated from the Procurement Agreement minus related expenses from the sale of products to Dor Alon Stations is less than NIS 1 million linked to the Israeli consumer price index in any year without VAT, Dor Alon Stations will pay us additional amounts in order that our income from such year will reach such NIS 1 million amount.  To secure Dor Alon Station’s payment and other obligations to us under the Procurement Agreement, Dor Alon agreed to provide us with a floating lien or pledge, unlimited in amount, on all inventory in the convenience stores, subject to any legal prevention, and Dor-Alon Energy In Israel (1988) LTD. and Alon Israel Oil Company Ltd, the controlling shareholders of Dor Alon Stations, will guarantee all obligations of Dor Alon Stations under the agreement.

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

In addition, with respect to convenience stores located in Dor Alon fuel service stations that are operated by third parties, we have agreed that upon Dor Alon’s request, we may enter into separate agreements with respect to such stores with the third party operators of such stores on substantially similar terms as the Procurement Agreement described above.  Dor-Alon Energy In Israel (1988) LTD. and Alon Israel Oil Company Ltd. would also guarantee the obligations of such third party operators and Dor Alon Stations, under these related separate agreements.

Transactions with Dor Alon in Connection with Establishment of a Joint Loyalty Plan

On November 29, 2005, we entered into the following agreements with Dor-Alon Energy In Israel (1988) LTD. (“Dor Alon”):

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

Agreement with the Wholesale Market Company

On June 3, 2010, BSRE, Gindi Investments 1 Ltd. and an additional entity controlled by Moshe and Yigal Gindi (together with Gindi Investments 1 Ltd., "Gindi") (through two subsidiaries owned 50% by BSRE and 50% by Gindi) (the "Purchasers") signed agreements to acquire rights to a long term lease of property in the wholesale market site in Tel Aviv (the "Property").  On June 2, 2010, the shareholders of BSRE approved the signing of the final agreements.  The agreements are subject to approval by the Israeli Minister of the Interior within 60 days of the date on which such agreements were signed.

The long term lease on the Property is until August 31, 2099, and the Purchasers, including BSRE, intend to plan, build and market on such Property an apartment buildings complex and a shopping mall (the "Project").  The Property consists of building rights of approximately 97,460 square meters, of which approximately 62,640 square meters are designated for residential use, approximately 10,320 square meters are designated for mixed use (including for residential, office and/or retirement home use), and approximately 24,500 square meters are designated for commercial use, part of which would be located on the ground floor of the residential buildings.

The Purchasers are to pay the Sellers a purchase price of NIS 950 million payable in three installments.  In addition to the purchase price, the Sellers may be entitled to additional consideration calculated as a percentage of the sale price of apartments that are sold in the apartment buildings complex, as described in the agreement.

Within the framework of the purchase agreements, the Purchasers have committed to plan and build a community sports center and a school on an approximately 10,000 square meter nearby public property and certain public community institutions on an approximately 2,430 square meter property that is within the area of the apartment building complex, and 85 parking spaces (collectively, the "Public Buildings").  The Sellers are to bear the expense of building the Public Buildings and are to pay the Purchasers a fee (linked to the Building Index) calculated as cost plus 10% plus VAT, based on certain milestones detailed in the agreement, up to a maximum of approximately NIS 98 to 102 million (including VAT).  Any expenses that exceed this limit are to be borne by the Purchasers.  The Purchasers also committed to build an additional 40 parking spaces and to develop, at their own expense, an open public space within the area of the Project on an area of nine dunam, which would remain under the exclusive ownership of the municipality of Tel Aviv.

The Purchasers obtained a firm commitment letter from a bank, in a form acceptable to the Sellers, pursuant to which the bank certified that it will provide the Purchasers financing to complete the purchase of the Property, subject to certain conditions.

 In an agreement of principles signed with Gindi, BSRE agreed to pay 60% of the first installment of the consideration in the amount of NIS 260 million, and any additional payment that may be required to further the project, until the payment of the second installment, if such payment amount cannot be obtained within the framework of a credit line provided by a bank.  BSRE will be eligible to receive the excess amount (above its 50% share of the project), including interest, not later than eight years after the date on which the agreement of principles was signed. On May 20, 2010, most of the first installment of the consideration to be paid by BSRE was transferred to a trustee. Gindi is to provide management services for the Project in exchange for a management fee to be paid by the Purchasers and calculated as 16% of the profits from the Project, all subject to various terms of the agreement of principles between the parties.

 Purchase of Property in Point Wells, Washington from Indirect Subsidiary of Alon

On June 1, 2010, BSRE completed the acquisition of an approximately 240-dunam parcel of property in Point Wells, near Seattle, Washington, which serves primarily as a plant for storage and distribution of fuel and oils.  BSRE purchased the property through a special purpose entity established in the United States, BSRE Point Wells, LP, which entered into a purchase agreement, dated May 7, 2010, with Paramount of Washington LLC (“POW”) for the property and into a development agreement, dated June 1, 2010, with POW and Paramount Petroleum Corporation (“PPC”). PPC leases the property from POW and operates and maintains it.  POW and PPC are wholly owned subsidiaries of Alon USA Energy Inc., a public company whose shares are traded on the NYSE ("Alon USA") and is controlled by our indirect controlling shareholder, Alon Israel Oil Co. Ltd. ("Alon").

BSRE Point Wells, LP paid POW a sum of $19.5 million in consideration for the rights in and to the property (apart from the buildings and the existing equipment/property on the property (including fuel storage tanks, technical systems, pipes and various installations) which remain under the ownership of POW). BSRE Point Wells, LP bore the expenses relating to the transaction, including the transfer tax (estimated at approximately $350,000) and ancillary costs for completion of the transfer of the rights in its name.

Upon the closing of the transaction, BSRE Point Wells, LP granted POW and PPC a right of use of the property, without consideration, for a period commencing on June 2, 2010 and terminating upon the earlier of: (1) June 2, 2020 or (2) the time of sale of the property, after the enhancement thereof, to a third party in accordance with the development agreement (the "License Period").

The present zoning of the property is for heavy industrial use, and BSRE, through BSRE Point Wells, LP, is furthering a plan for a change of zoning of the property from heavy industrial zoning to an urban center zoning.  To the best of BSRE’s knowledge, as of May 31, 2010, such change in the zoning of the property has been approved in principle, subject to completion of local statutory proceedings, the hearing of objections and additional approval proceedings, including the preparation and approval of a detailed plan which will, inter alia, make it possible to erect residential buildings and commercial space on the property.

According to the development agreement signed between the parties, BSRE Point Wells, LP will take action to initiate a detailed plan in the scope of which progress will be made for approving the construction of at least 2000 residential units on the property.  All of the expenses connected with approval of the change of zoning, including the initiation and preparation of a detailed plan will be borne by BSRE Point Wells, LP.  BSRE assesses that these expenses will amount to approximately $4-5 million.  If the detailed plan is not approved and/or if it does not contain at least 2000 residential units, BSRE Point Wells, LP will bear no responsibility to POW and/or PPC.  In consideration for PPC’s right to participate in the development of the property and in the proceeds that will be received from the sale of the property to a third party after the enhancement thereof, PPC will pay BSRE Point Wells, LP quarterly participation fees in a sum of $438,750, which will be paid commencing from July 1, 2010 and throughout the entire License Period.

The development agreement further stipulates provisions regarding a division of the consideration that will be received from the sale of the property to a third party after the change of zoning and enhancement of the property.

Proposed Acquisition of Controlling Share in Dor-Alon Energy In Israel (1988) LTD.

Blue Square and Alon, Blue Square’s controlling shareholder, entered into a Share Purchase Agreement that provides for the acquisition by Blue Square of Alon’s entire equity interest in Dor Alon (constituting approximately 80% of the outstanding shares of Dor Alon (not including treasury shares)), or the Transferred Shares, at the closing of the Acquisition. These shares constituted approximately 73.5% of the outstanding Dor Alon ordinary shares on a fully diluted basis as of May 27, 2010.

Under the terms of the Share Purchase Agreement, in consideration for each share held by Alon in Dor Alon, Blue Square is to issue to Alon 1.8 ordinary shares of Blue Square, and in exchange for all the Transferred Shares, Blue Square is to issue to Alon 20,327,710 ordinary shares of Blue Square, or the Issued Shares. Immediately following the Acquisition, Alon will beneficially own in the aggregate, directly and indirectly, approximately 78.44% of the outstanding ordinary shares of Blue Square (as opposed to approximately 68.62% of the outstanding shares immediately prior to the Acquisition), and all other Blue Square shareholders will own approximately 21.56% of the outstanding ordinary shares of Blue Square (as opposed to approximately 31.38% of the outstanding ordinary shares immediately prior to the Acquisition). Upon completion of the Acquisition, Dor Alon will become a majority-owned subsidiary of Blue Square and its shares will continue to trade on the TASE.

As a condition to the closing of the Share Purchase Agreement, the Board of Directors of Blue Square also intends to declare an aggregate cash dividend of NIS 800 million, or approximately US $208.9 million (based on the representative rate of exchange on May 31, 2010), which represents a dividend of approximately NIS12.32, or approximately US $3.22 (based on the representative rate of exchange on May 31, 2010), per Blue Square ordinary share, to be paid to Blue Square’s shareholders, or the Dividend Distribution.  The dividend per share is subject to change based on the number of shares outstanding on the record date for the Dividend Distribution. The Dividend Distribution is expected to be made following the issuance of Blue Square ordinary shares to Alon pursuant to the Share Purchase Agreement and is conditioned thereon. The Dividend Distribution is subject to approval by the Israeli District Court, an application for which was filed by Blue Square on May 31, 2010.  In addition to court approval for the Dividend Distribution, the Acquisition is conditioned upon approval by a general shareholders meeting of Blue Square and approval of the TASE to register the Issued Shares to trade on the TASE and approval of the NYSE to the listing of the Issued Shares on the NYSE.

The Acquisition may be terminated in the event that not all of the conditions precedent therein are met within six (6) months of signing the Share Purchase Agreement, which include, among other things, the aforementioned shareholder and court approval. Each party to the Share Purchase Agreement has the right to extend, by written notice, the performance period of the Share Purchase Agreement for additional 90 day periods but in any event no longer than six months. If the conditions precedent are not fulfilled within 12 months from the date of the Share Purchase Agreement, the performance period of the Share Purchase Agreement will not be extended any further.

Alon agreed to compensate and indemnify BSI and/or Dor Alon for various damage and/or losses and/or expenses that may be caused to BSI or Dor Alon, provided that the accumulated amount of indemnification to be paid will be no more than the product of (i) the number of Issued Shares and (ii) the closing price of BSI shares on the TASE on the date of the issuance of the Issued Shares. Alon’s indemnification obligation will apply only to damages in an aggregate amount of over ten million NIS (NIS 10,000,000). However if the accumulated amount of damages to BSI or Dor Alon exceeds this amount, then Alon’s indemnification obligation will apply to the full amount of damages.

In connection with the proposed acquisition, Alon and BSI obtained a pre-ruling from the Israeli Tax Authority.  The pre-ruling is subject to various conditions and provides, among other things, that the cost basis and the purchase date of the shares of Dor Alon for tax purposes in the possession of BSI following the acquisition will be the original price and acquisition date, respectively, as they had been for Alon prior to the acquisition.  Alon has clarified to BSI that, in connection with the payment of tax at the time of any future sale by BSI of all or part of its shares in Dor Alon, if any, to a third party, Alon will pay that portion of any applicable tax payable in an amount equal to the amount of tax deferred by the Tax Authority in its pre-ruling (i.e., the amount of tax that would have been payable by Alon in connection with the acquisition had the acquisition not been tax exempt according to the pre-ruling).

 Arrangements between Blue Square and various subsidiaries

Arrangements with Bee Group

Investment Agreement

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

Supply Agreement with Bee Group

Mega Retail and Hyper Hyper are party to a supply agreement with Bee Group (then known as Hamachsan Hamerkazi Kfar Hasha’ashuim Ltd.), All For a Dollar Ltd., Sheshet Houseware Stores Ltd. and Fifo Babies Ltd., (collectively, the "Supplier") through January 2, 2015.  Pursuant to the agreement, Mega Retail and Hyper Hyper purchase the Supplier's products, including, among others, toys, houseware, electrical appliances and market the products in Blue Square stores. The Supplier sells its products to Blue Square and Hyper Hyper at a discount to the list price of such products.

Arrangements among Blue Square, Mega Retail and Hyper Hyper

Below is a description of agreements entered into between us, Mega Retail and Hyper Hyper.  As of November 3, 2008, we are the sole shareholder of Mega Retail (and indirectly, of Hyper Hyper).  In addition, as part of the reorganization of our retail activities, Hyper Hyper is to merge into Mega Retail, as a tax exempt transaction, and all of the retail activity of Hyper Hyper is to be transferred to Mega Retail.  The merger was approved by the Tax Authority, and it is anticipated that it will be completed in the next few weeks, effective as of January 1, 2009.

On October 11, 2005, we entered into a general services framework and expenses allotment agreement with Mega Retail and Hyper Hyper (the “Agreement”). The Agreement was for an initial term of five years and under its terms was to automatically extend for three additional five-year terms unless terminated by one of the parties not less than six months prior to the end of the term or the extension, as the case may be (other than for lease of property arrangements, as described below).  The following services and arrangement were provided under the Agreement:

Advertisement and Marketing. Advertisement and marketing expenses with respect to each store format are allocated between the parties in accordance with each party’s sales at stores operating under such store format.  Advertisement and marketing expenses not relating to a specific store format are allocated between the parties in accordance with each party’s aggregate store sales.

Customer Clubs.  Mega Retail provides management and operational services for the existing customer clubs of Mega Retail and Hyper Hyper (and will provide such services to any future customer club of Mega Retail and Hyper Hyper).  Mega Retail and Hyper Hyper allocate between them the expenses and costs of operating such customer clubs.  Such allocation differs according to the type of customer club.  In the case of the existing customer clubs (and any similar customer club established by Mega Retail and Hyper Hyper in the future), the parties will allocate between Mega Retail and Hyper Hyper the expenses and cost of operating such customers clubs in accordance with the aggregate customer club points awarded in each party’s stores.  In the case of future customer clubs to be established by Mega Retail together with third parties or in the form of a separate legal entity, Hyper Hyper and Mega Retail will allocate between them the following items in accordance with the ratio between the aggregate purchases of the members of such customer clubs in Hyper Hyper stores, on one hand, and Mega Retail stores, on the other hand: amounts to be contributed to such customer clubs to fund their operations, the costs and expenses associated with operations, income attributed to such customer clubs, and  the profits and losses arising from such customer clubs.

In the case of future customer clubs to be established by Mega Retail together with third parties or in the form of a separate legal entity, these clubs will bear the costs of the benefits which each party will provide to the customer clubs’ members; such costs will be determined based on the sale prices of the relevant products; provided, that any customer club benefit (in the form of discounted purchase or gift of products) made by a cashier at the time of purchase to a customer club member will be funded by the party that provides such benefits.

These provisions in connection with future customer clubs are also applicable to our joint Loyalty Plan - "You" with Dor Alon.

Gift Certificates; Electronic cards.  Mega Retail provides Hyper Hyper with services in connection with gift certificates and electronic cards. The parties allocate the costs derived from issuance of gift certificates and electronic cards between them in accordance with the ratio of redemptions of the gift certificates at each party’s stores.

Other services. The parties allocate the costs and expenses of the following services (if such costs are not attributed to specific store(s)) in accordance with their respective stores’ monthly turnover: security, cleaning, cart gathering, employees training and guidance, and regional and brand operational management services.

Officer Costs.  Because the Company’s CEO, controller and internal auditor are also Mega Retail’s CEO, controller and internal auditor, Mega Retail bears its share of the cost of their employment.

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

Leasing of Property by the Company. The real property that the Company leased to Mega Retail and/or to Hyper Hyper has been transferred, and the related lease agreements have been assigned, by the Company to BSRE.  See “Item 4. Information on the Company - B. Business Overview – Our Real Estate” and “Item 7.– B. Related Party Transactions –Arrangements between Blue Square, Mega Retail and Hyper Hyper" and "Arrangements between Blue Square and BSRE.”

Leasing of Property to the Company.  The real property that Mega Retail and Hyper Hyper leased to the Company has been transferred, and the related lease agreements have been assigned, by Mega Retail to BSRE.  See “Item 4. Information on the Company - B. Business Overview – Our Real Estate” and “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions – Arrangements between Mega Retail and BSRE.”

, The arrangement among the Company, Mega Retail and/or Hyper Hyper that was assigned by Mega Retail to BSRE was in accordance with the following terms and conditions:

•
The term was up to ten (10) years from September 1, 2005 (as a result of the transfer by Mega Retail to BSRE of the real property, the lease agreement was extended to a term of up to ten years commencing on March 31, 2009 with an option at the end of the term to extend for an additional five-year term under the same terms.  See "Item 4.  Information on the Company – D. Our Real Estate");

•
The annual rent for property used for stores will be equal to the higher of 2% of the annual turnover of that store or 9% of the amount invested in that store by Mega Retail and Hyper Hyper, linked and adjusted to changes in Israel’s consumer price index as known at the day of the investment; however, with regard to four specific properties, the annual rent will not be lower then the specific agreed amounts;

•
The annual rent for property not used for stores will be 9% of the amount invested in that property by Mega Retail and Hyper Hyper, linked and adjusted to changes in Israel’s consumer price index as known at the day of the investment; and

•	Rent payments will be charged on an annual basis.

New lease agreements were to be entered into on the basis of the terms set forth above provided that (i) the audit committee and the board of directors of both the Company and Mega Retail would approve each new lease agreement, (ii) the term of any such new lease agreement entered into within the ten year period commencing on September 1, 2005 would be 10 years from the date such new lease agreement for a particular property is executed, and (iii) the aggregate properties Mega Retail and/or Hyper Hyper would lease to the Company could not exceed 45,000 square meters.

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

In addition to the above-described agreement the Company currently has various arrangements with Mega Retail and Hyper Hyper, as described below:

Employee Lending Agreement

Mega Retail and Hyper Hyper have entered into an employee lending agreement with Blue Square according to which Blue Square agreed to make employees available to Mega Retail and Hyper Hyper according to Mega Retail and Hyper Hyper’s needs.  In consideration for the use of these borrowed employees, Mega Retail and Hyper Hyper pay Blue Square the full amount to be made to, or on account of, these employees according to the terms of the collective labor agreement between Blue Square and the Histadrut.  Blue Square is responsible for paying the salaries and other benefits to the borrowed employees.

Service and Management Agreements

Mega Retail acts as the exclusive purchaser for Hyper Hyper, purchasing supermarket goods for which no mark-up is charged to Hyper Hyper.  In addition, Mega Retail provides Hyper Hyper with storage, distribution, logistics and maintenance services, for which these companies generally pay their proportionate share of expenses.  Under a management agreement, Mega Retail provides Hyper Hyper and its subsidiaries with administrative, management and site selection services for which Hyper Hyper pays a fee calculated based on its net sales, up to 2% of net sales.  The fee is subject to modification every three years pursuant to a review by an external and independent examiner.  The fee commencing from January 2002 was 1.95% of Hyper Hyper’s sales.  During 2005 and pursuant to a review by an examiner, the fee rate was changed to 1.96%, and amounted to approximately NIS 76.8 million in 2009.

Blue Square provides certain services to Mega Retail pursuant to a management agreement in consideration for annual management fees of NIS 100,000 linked to the March 1996 CPI.

Mega by Internet Agreement

Blue Square and Hyper Hyper have an agreement for the joint operation of the Mega by Internet website, which is owned by Blue Square. Under this agreement, Hyper Hyper is obligated to pay Blue Square certain amounts for its investments in Mega by Internet, for the development costs and for operational costs of Mega by Internet, in consideration for the use of the Mega by Internet website by Hyper Hyper.

Inter-Company Accounts

We, Mega Retail and Hyper Hyper agreed to maintain inter-company accounts for day-to-day operations which bears interest at a rate equivalent to that charged by banks on short-term loans, provided that the rate is not lower than the monthly increase in the CPI.  The average rate was 2.3% in 2009, 4.3% in 2008 and 4.6% in 2007.

Other Existing Arrangements

Other existing arrangements currently exist among the Company and Mega Retail and Hyper Hyper with respect to the allocation of costs, expenses and revenues incurred in connection with or derived from the following areas and services: storage and supply of products; maintenance; directors and officers insurance; use of premises; discounts and bonuses from suppliers and other arrangements relating to day-to-day operation. In addition, Mega Retail purchases from the Company meat, grocery and vegetables products, which are distributed through the distribution center, at cost price.

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

On January 1, 2009, as part of the reorganization of the Company's supermarket retail activities, the Company transferred all of its supermarket retail activities to Mega Retail and assigned all of its rights and obligations under this agreement to Mega Retail.

As a result of the transfer by Mega Retail of the real estate that it holds to BSRE, the lease agreement was extended to a term of up to ten years commencing on March 31, 2009. In addition, at the end of the term there is an option to extend for an additional term of five years under the same terms. See "Item 4.  Information on the Company – D.  Our Real Estate".

Agreements with Respect to Properties Operated by Mega Retail and Hyper Hyper.

On June 23, 2006, the Company entered into a lease agreement with Mega Retail pursuant to the lease agreement provisions of the general services framework and expenses allotment agreement which the Company entered with Mega Retail and Hyper Hyper on October 11, 2005 (the "Lease Agreement").  The Company assigned to BSRE all of its rights and obligations under the Lease Agreement. The underlying properties (23 supermarket stores) were also transferred by the Company to BSRE.

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

Following the transfer by Mega Retail of the real estate that it held to BSRE on September 13, 2009, the Lease Agreement was extended to a term of up to ten years commencing on March 31, 2009. In addition, at the end of the term there will be an option to extend for an additional term of five years under the same terms.  See "Item 4.  Information on the Company – D.  Our Real Estate".

Under the Lease Agreement, new lease agreements by Mega Retail and Hyper Hyper are to be entered into on the basis of the terms set forth above, provided that (i) the audit committee and the board of directors of both parties will approve each new lease agreement, (ii) the term of any such new lease agreement entered into within the ten year period commencing on September 1, 2005 will be for a period of up to 10 years from the date such new lease agreement is executed for a particular property, and (iii) the aggregate properties that BSRE leases to Mega Retail and/or Hyper Hyper may not exceed 80,000 square meters.

The forgoing lease agreements are "net lease" that is, the lessee pays all applicable payments and charges for the possession of the leased property and the usage during the lease period.

At BSRE's request to clarify the implementation of lease agreements dated June 23, 2006 and August 13, 2006 between Mega Retail and BSRE, Mega Retail confirmed that in the event of a sale or lien of any of the transferred assets, the following would apply:

(i)             BSRE would assign to the buyer all of  BSRE's rights and commitments towards Mega Retail under the lease agreements and the following would apply:

•
Mega Retail would enter into a separate lease agreement with the buyer of the transferred asset, the terms of which would reflect the terms appear in the BSRE-Mega Retail lease agreements, with the necessary adjustments.

•
The base rent ascribed to the transferred asset in the separate lease agreement will be in the amount that was determined by BSRE, as recommended by an independent assessor, linked to the CPI from January 1, 2006, plus 9% of the amount invested by BSRE in the transferred asset from January 1, 2006 and thereafter. The rent paid by Mega Retail to the buyer would be reduced from the lease payment paid by Mega Retail to BSRE under their lease agreement.

(ii)           The rent paid for the transferred asset would be reduced (commencing from the day of initial payment to the buyer) from the rent paid by Mega Retail to BSRE for all leased properties by Mega Retail prior to any of sale or lien of assets in a manner that as a result of any sale or lien of an asset, there would be no change in the amount of the rent paid by Mega Retail for all assets leased to Mega Retail.

Service Agreement

Pursuant to an agreement entered in August 2006, effective as of January 1, 2006, the Company provides to BSRE (directly or through its subsidiaries) the following services: Chairman of the board of directors services, financial and accounting management services (including bookkeeping), computer management and maintenance service, legal consulting and corporate secretary services, office space and related office services, and internal audit services. In consideration for these services, BSRE initially paid the Company an annual amount of NIS 2.5 million. In the event of the appointment of a Chairman of the board of directors of BSRE which is not an office holder of the Company, BSRE will bear the related cost, and the consideration payable under the agreement will be reduced to NIS 2 million. In addition, BSRE may request maintenance services and will pay additional consideration for such services in the amount of the direct costs to the Company plus 2%.

The consideration was based on an estimate of the Company total costs for these services attributable to BSRE.  The consideration is linked to changes to the Israeli CPI (since December 2005).  Commencing from 2007, the consideration is increased each year by an amount equal to 0.2% of the difference between (x) the cost of BSRE assets (prior to depreciation and amortization) ("BSRE Asset Cost") at the end of the preceding year and (y) the BSRE Asset Cost as of December 31, 2005, linked to changes to the Israeli CPI plus VAT. In 2009, in consideration for the foregoing services, BSRE paid the Company an annual amount of NIS 3.1 million.

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

Arrangements between Mega Retail and BSRE

In connection with the reorganization of the Company's real estate activities, the Company's wholly-owned subsidiary, Mega Retail, transferred all of the real estate property (and related leases) held by it and its subsidiaries to BSRE (the "Real Estate Transfer") on September 13, 2009 and, pursuant to the approval of the Israeli Tax Authority, was effective as of March 31, 2009.  The Real Estate Transfer was approved by BSRE's shareholders at BSRE's extraordinary general shareholder meeting held on February 18, 2009.  Following discussions between Mega Retail and BSRE and the Israeli Tax Authority regarding the structure of the real estate reorganization, the Israeli Tax Authority granted an approval pursuant to which the transaction would be performed as a split pursuant to Section 105 of the Israel Income Tax Ordinance.  Under such approval, Mega Retail transferred to BSRE the real estate properties for an aggregate consideration of approximately NIS 463 million, based on an appraisal by an independent appraiser, and as part of the consideration for the transaction, BSRE assumed Mega Retail's financial liabilities to a bank in an amount of approximately NIS 390 million that were attributed to the transferred properties and paid us in cash the balance of NIS 68 million, representing the difference between the value of the transferred properties (less certain expenses associated with the transfer) and the assumed liabilities.

BSRE financed the assumption of the liabilities by paying the bank NIS 140 million and entering into a loan agreement with the bank for a 15-year loan for the remaining amount of NIS 250 million. Pursuant to the loan agreement, BSRE must comply with certain financial terms and covenants. The principal of the loan will be repaid at a rate of 6.5% of the principal per year. The interest on the loan for the first five years is at a rate of 4.8% per year and the interest on the loan for the next five years will be calculated based on the weighted average rate of return on government bonds (as defined in BSRE's agreement with the bank) plus a margin of 4.4%.  The interest payable on the loan after ten years will be determined by agreement between BSRE and the bank, or if no such agreement is reached, based on the standard interest rate for a loan of the type this type for a company like BSRE.  In addition, BSRE has pledged 15 of the transferred properties (including income from the lease agreements with Mega Retail) as collateral for the loan and agreed that it will not grant any floating charge on its assets without prior consent from the bank.

Pursuant to the terms of the Real Estate Transfer, BSRE purchased from Mega Retail 17 of the Company's supermarket stores, 50% of a commercial center in Be'er Sheva that is leased to third parties, the Company's distribution and logistics center and warehouses and an office building used by the Company, which includes one supermarket store.

BSRE purchased the real estate from Mega Retail "as is" at the date of the closing, with no representations or warranties made by Mega Retail, other than limited exceptions.  In addition, Mega Retail agreed to obtain any third party consents, to the extent necessary in order to complete the transaction.

Mega Retail agreed to pay any tax or levy in connection with the sale of the properties, and BSRE agreed to pay the purchase tax and any other tax or levy in connection with the purchase of the properties.  Pursuant to the Tax Authority approval, the purchase tax is 0.5% of the purchase price, or approximately NIS 2.5 million.  However, if the purchase tax is above 0.5% of the purchase price, then BSRE and Mega Retail agreed to each pay half of the purchase tax in excess of 0.5%.  In any event, the portion paid by BSRE will not exceed NIS 14 million.

Pursuant to the Israeli Tax Authority approval, the cost basis and the purchase date of the transferred assets by BSRE will be as they had been prior to the split in the possession of Mega Retail.  Therefore, and contrary to the terms of the transaction as originally contemplated by BSRE and Mega Retail, the entire fair value of the assets transferred to BSRE will not be recognized as a cost basis for tax purposes.  As a result, BSRE and Mega Retail entered into an indemnification agreement pursuant to which Mega Retail agreed to compensate and indemnify BSRE for the tax effect of the difference between the actual cost of the assets transferred and the cost of such assets for tax purposes, such that the tax liabilities and tax benefits to BSRE (with regard to the sale  of the transferred assets and with regard to the depreciation component of the transferred assets) would be the same as if the entire fair value of the transferred assets had been recognized as a cost for tax purposes by BSRE. The tax component for the above mentioned difference is estimated at approximately NIS 32 million, calculated based on the assumption that all the transferred assets would be sold close to the date on which the transfer of the assets was completed (although there is no certainty if and when such assets would be sold) in accordance with the current tax rates.

Pursuant to the indemnification agreement, (a) Mega Retail will pay BSRE in cash once a year and no later than at the end of each taxable year, an amount equal to the net tax component for that year, for the depreciation with respect to the difference between the assessment of the fair value of the transferred assets for the purpose of the transaction, and the actual cost to BSRE of such assets for tax purposes on the date on which the transferred assets were transferred; and (b) in the event that one of the transferred assets is sold by BSRE, then, no later than on the date on which the tax for such sale is due by BSRE, Mega Retail will pay BSRE in cash an amount equal to the difference between the actual tax that is due for the sale of the asset and the tax that would have been due had the value of the transferred asset sold (less the depreciation for which indemnification was actually provided by Mega Retail according to (a) above) been recognized as cost to BSRE for tax purposes on the date on which the transferred assets were transferred.  The calculation of the difference described in clause (b) will not take into account the effect of deductible expenses that were incurred by BSRE.  Mega Retail has not provided any security to guarantee its indemnification obligations under the indemnification agreement.

In addition, in connection with the transfer of Mega Retail's real estate assets to BSRE, Mega Retail and BSRE also entered into the following agreements:

Agreements with Respect to Properties Operated by Mega Retail

As part of the Real Estate Transfer, all of the real estate property used by Mega Retail prior to the Real Estate Transfer is leased back by BSRE to Mega Retail for Mega Retail's retail activities under terms similar to existing lease agreements between BSRE and Mega Retail and existing lease agreements between BSRE and Blue Square that were previously transferred to Mega Retail.

Pursuant to the agreement, Mega Retail leases from BSRE 16 supermarket stores, the Company's distribution and logistics center and warehouses in Rishon Le'tzion and an office building used by the Company, which includes one supermarket store (the "Properties"). Mega Retail leases the Properties for an initial period (the "Initial Lease Period") of at least 10 years commencing on March 31, 2009. The agreement would automatically be extended for an additional five-year term unless terminated by written notice, by Mega Retail, no less than 24 months prior to the end of the Initial Lease Period. The annual rent for the Initial Lease Period of the supermarkets will be equal to the higher of 2% of the annual turnover of that store or 9% of the amount invested in that store by BSRE (as calculated in accordance with the agreement) (the "Amount of the Investment"), which amount will be linked to changes in Israel’s consumer price index.  The annual rent during the Initial Lease Period for assets that are not used for supermarkets will be 9% of the amount invested in the property by BSRE which amount will be linked to changes in Israel’s consumer price index.

The agreement provides for these additional provisions:

•
Upon 12 months' notice, at the time of the extension of the agreement, Mega Retail may reduce the number of the Properties subject to the agreement, provided that the rental payments for such properties (according to the average rental payments for the two years preceding the extension date) does not exceed 15% of the total rent payments for all leased properties.

•
Upon 12 months' notice, Mega Retail may terminate the lease of some of the leased properties prior to the end of the Initial Lease Period, provided that the aggregate area of such properties does not exceed 5% of the total area of the properties that were leased to Mega Retail as of the beginning of the Initial Lease Period. However, in any event, such right of termination does not include the right to terminate the lease agreement of the distribution and logistics center and warehouses in Rishon Le'tzion.

•
Upon 12 months' prior notice, BSRE may shorten or temporarily suspend the lease of certain Properties (specified in the agreement) to the extent required to develop or build on the land on which such Properties are located, or to the extent required to sell the land on which such Properties are located.  Such right to shorten or temporarily suspend the lease of such Properties is subject to the condition that, as of the date on which Mega Retail must vacate the premises, BSRE must have obtained a building permit for such development or building and/or BSRE must have signed an agreement to sell such property, as the case may be.

•
Upon 12 months' prior notice, BSRE may shorten or temporarily suspend the lease of any four Properties (three during the Initial Lease Period and one during the extension term) to the extent required to develop or build on the land on which such Properties are located, subject to the conditions that (i) as of the date on which Mega Retail must vacate the premises, BSRE must have obtained a building permit for such development or building, and that (ii) BSRE must bear the costs of vacating the premises and provide a substitute store, at the same location, with similar characteristics at its own expense within 24 months of Mega Retail vacating the premises.

•
Mega Retail will be entitled to sub-lease any of the Properties, subject to the condition that Mega Retail will remain liable for the fulfillment of all the provisions of the agreement, jointly and severally with the substitute tenant.

•
BSRE is entitled, to add building areas on each of the Properties to the extent permitted by the town planning schemes which apply and/or may apply in the future.  In the event that, pursuant to this provision, BSRE plans to add building areas on the property on which the Company's distribution and logistics center in Rishon L'tzion is located, such additional building is subject to the prior consent of Mega Retail.  In addition, in the event that BSRE adds buildings to the property on which the Company's offices in Rosh Ha'ayin are located, then, upon six months' notice from the date on which it receives notice from BSRE about BSRE's intention to build on such property, Mega Retail may notify BSRE of Mega Retail's intention to lease the additional buildings under the same terms as the existing lease agreement, with the ten year term beginning on the date on which the new buildings are transferred to Mega Retail's possession.

•	Mega Retail is solely responsible for obtaining any permits or licenses required under law to operate the Properties.

•
Unless otherwise agreed by the parties, the lease agreement will be a "net lease" such that Mega Retail shall bear any and all payments and costs that arise in connection with the possession and use of the Properties during the lease period.

•
In the event that Mega Retail will request to erect and operate small gas stations on certain of the Properties, and BSRE will agree to such request, BSRE will bear the costs of erecting the station, apart from equipment, as shall be agreed by the parties. The costs of erecting the station will be added to the Amount of the Investment for the purpose of determining the annual rent for the Properties, but the income from the sale of gas from such station will not be considered store turnover for purposes of calculating the annual rent.

Arrangements between Mega Retail and Vardinon

In January 2008, we entered into a supply agreement with Vardinon pursuant to which Vardinon is to supply us with a variety of textile products manufactured by Vardinon under a new private label, which are to be designed by us in collaboration with Vardinon. The supply agreement was terminated effective from January 2010.  On February 7, 2010, Vardinon's board of directors approved a new services agreement with our subsidiaries Mega Retail and Hyper Hyper, pursuant to which Vardinon is to coordinate between Mega Retail and Hyper Hyper and suppliers of both brand name and non brand name home textile products (the "Suppliers") so that Mega Retail and Hyper Hyper may purchase these products directly from the suppliers.  In addition, Vardinon is to provide certain related services to Mega Retail and Hyper Hyper in connection with their agreements with these suppliers.  In consideration for the services provided by Vardinon pursuant to the services agreement, Mega Retail and Hyper Hyper agreed to pay Vardinon a services fee in the amount of 12.5% of the amount of the invoices issued to Mega Retail and Hyper Hyper by the Suppliers plus VAT, subject to certain limitations.  The services agreement was approved by Vardinon's shareholders at a shareholder meeting held on March 28, 2010.  The term of the agreement is for five years beginning on March 28, 2010, and may be terminated by either party by three months prior written notice.

Arrangements with Tnuva

We purchase most of our dairy, fresh produce and poultry products from the Tnuva corporation, which holds a leading position in the domestic dairy and poultry markets. To our knowledge, some of the collective acquisition entities of kibbutzim in Israel that hold shares of Alon, our indirect controlling shareholder, hold 21.5% of the shares of Tnuva.  In addition, our director, Yitzhak Bader, also serves as a director on the board of directors of Tnuva.  In 2009, Tnuva’s products accounted for approximately 14.4% (which percentage includes for the first time, data for Tnuva's subsidiary, Tirat Zvi) of all the products sold at our supermarkets.  These arrangements are in the ordinary course of our business, and the terms and conditions of these arrangements are at "arm's-length".

Employment Agreement with Moran Wiessman

Beginning in January 2009, Ms. Moran Wiessman has been employed as a process engineer by our 85% subsidiary Bee Group.  Ms. Wiessman is the daughter of Mr. David Wiessman, our executive chairman of the board of directors, who may be considered a controlling shareholder of the Company.  Ms. Wiessman receives a monthly salary of NIS 10,000, a cell phone at the expense of Bee Group, and a monthly car maintenance allowance of NIS 600 plus gas expenses; alternatively, Bee Group is entitled to assign a car to Ms. Wiessman as customary in Bee Group for employees at the same level.   In addition, Ms. Wiessman is entitled to standard social allocations by Bee Group (5% for provident fund, 8.33% for severance payments and 1% for disability insurance) and other social benefits that standard for an employee in her position.

Salary increases or bonuses shall be granted as is customary in Bee Group based on the professional performance of Ms. Wiessman. Ms. Wiessman's monthly salary may be increased by Bee Group management up to 20% annually, but any monthly salary (on an average basis, including bonuses) above NIS 18,000 requires the approval of our audit committee, board of directors and general meeting of shareholders. Bee Group management is entitled to grant Ms. Wiessman an annual bonus as is customary in Bee Group of only up to six monthly salaries a year. The grant requires the approval of our audit committee that will confirm that the bonus was given according to the grant's policy in Bee Group.

The employment agreement with Ms. Wiessman was approved by our audit committee, board of directors and the general meeting of shareholders.

 C.            Interests of Experts and Counsel.

Not applicable.

ITEM 8.                  FINANCIAL INFORMATION

A.             Consolidated Statements and Other Financial Information.

The financial statements required by this item are found at the end of this Annual Report, beginning on page F-1.

Board Resolution on Dividend Distributions

 In connection with our issuance of NIS 400 million in aggregate principal amount of unsecured 5.9% convertible and nonconvertible debentures in August 2003, Blue Square’s board of directors resolved that Blue Square would not distribute dividends in any quarter if the ratio of our net financial obligations (as defined by S&P-Maalot, an Israeli rating agency owned by S&P) to EBITDA for any quarter exceeds 3.5 until June 30, 2006 or exceeds 3.0 thereafter.  Blue Square’s board of directors also resolved that Blue Square would not distribute dividends in any quarter if the ratio of the unencumbered fixed assets (following depreciation) and investment property as set forth on our financial statements to financial obligations (as defined by S&P-Maalot) for any quarter is below 120%. At the time of the issuance of our debentures, S&P-Maalot informed us that the rating was based among other things upon the Board of Directors resolution and a change in this resolution may lead to a change of the rating on our 5.9% unsecured debentures.

On January 14, 2010, Blue Square's board of directors decided that in view of the changes and development of Blue Square since 2003, including the transfer of Blue Square's and Mega Retail's real estate properties to BSRE (which operates under financial obligations to EBITDA ratios appropriate for real estate companies and currently holds a major part of the consolidated debt), the purchase of Bee Group (a Non Food retailer), and the reorganization of Blue Square's food retail activities in its subsidiary, Mega Retail Ltd., that the ratio of net financial obligations to EBITDA is to be calculated by deducting from the net financial obligations Blue Square's debt which is related by the company to real estate that is not in use by Blue Square (which is equal to 75% of the investment property as recorded on the balance sheet). On December 31, 2009, the net financial obligations to EBITDA (calculated in accordance with the deduction described above) was less than 2.0. Our board of directors further resolved that Blue Square would not distribute dividends in any quarter if the ratio of our net financial obligations (calculated in accordance with the deduction described above) to EBITDA for any quarter exceeds 4.5.

Within the framework of our proposed acquisition from Alon of all of Alon's approximately 80% holdings in Dor Alon, the audit committee and board of directors of Blue Square approved the distribution of a dividend (after the share issuance to Alon) to Blue Square's shareholders not out of profits, of NIS 800 million, or approximately US$ 208.9 million (based on the representative rate of exchange on May 31, 2010), which represents a dividend of approximately NIS 12.32, or approximately $3.22 (based on the representative rate of exchange on May 31, 2010), per ordinary share of Blue Square (after taking into account the shares to be issued to Alon in the acquisition).  For further information regarding the acquisition see “Item 7. Major Shareholders and Related Party Transactions – Proposed Acquisition of Controlling Share in Dor-Alon Energy In Israel (1988) LTD."

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

In July 2007, the Israeli Tax Authority issued to the Company Value Added Tax assessment for the years 2001- 2006 in the amounts of approximately NIS 22 million in connection with the subject matter of the foregoing deduction assessments. The Israeli Tax Authority did not accept most of the Company's position, although it agreed to deduct the total amount to approximately NIS 16.3 million. In February 2009, the Company filed an appeal with the District Court, which as of the date of this Annual Report is still pending.  In the opinion of the Company and its advisors, the provisions included in the Company financial statements are sufficient to cover the potential liabilities.

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

We are subject to legal proceedings in connection with business licenses

As of May 31, 2010, 34 of our supermarket stores and four of our Eden Teva stores have no valid business permits/license. In 2009, as in previous years, we and some of our directors and managers were indicted in connection with business licenses and planning and building regarding some of our supermarkets stores. As of May 31, 2010, there are provisional closure orders pending against two of our supermarket stores. We are working towards obtaining the required permits and at the same time delaying the effectiveness of the provisional orders until such required permits are obtained.  We estimate that neither the temporary lack of permits nor the provisional closure orders will have material adverse effect on our operation.

We may be subject to a class action in connection with the Restrictive Trade Practices Law, 1988

In June 2008, a claim was filed against our subsidiary, Blue Square Chain (Hyper Hyper) Ltd. and other defendants, in connection with the marketing of ink cartridges. The plaintiffs have requested to certify the claim as a class action.  The claim alleges that the defendants coordinated the prices of certain Hewlett-Packard ("HP") ink cartridges sold by them in a manner that allegedly constitutes an agreement in restraint of trade. According to the claim, the defendants allegedly sell HP ink cartridges for a higher price than the price charged for such ink cartridges by smaller retailers.  The plaintiff's personal claim is estimated at NIS 496, and if the claim is certified as a class action, the approximate claim against all the defendants is estimated by the plaintiff at NIS 81 million.  The claim requests a declaratory relief of an agreement in restraint of trade, monetary compensation and an injunction to stop the alleged price coordination. Hyper Hyper denied all foregoing allegations. On October 29, 2009, the request for certification as a class action was withdrawn by the plaintiffs with respect to Hyper Hyper.

We may be subject to a class action in connection with the Fifteenth Amendment to the Pharmacists Directive [new edition] 1981.

On September 14, 2009 the Company was served with a claim and a request for approval as a class action, in which the Company is being sued regarding the sale of cosmetics and perfume products without marking the expiry date or the allowed period of use after opening the product, as is allegedly obligatory pursuant to the Fifteenth Amendment to the Pharmacists Directive [new edition] 1981 which is in effect since July 1, 2009 . The plaintiff's personal claim is estimated by him at approximately NIS 175 and if the claim is approved as a class action, the approximate claim is estimated by the plaintiff at least at NIS 13 million.  In addition, the plaintiff requests that the court issue an injunction forbidding the Company from selling such products without the marked expiry date or the maximum allowed period of use after opening.  The Company and the plaintiff signed a settlement agreement pursuant to which the Company will pay to the plaintiff an amount not material to the Company.  The settlement agreement is subject to court approval.

We may be subject to a class action in connection with alleged misrepresentations in connection with a product under our "Mega" private label.

On December 8, 2009, the Company was served with a claim and a request for approval as a class action in which the Company is being sued regarding alleged misrepresentations as to the contents of fruit spreads sold by the Company under its private label "Mega". The plaintiff's personal claim is estimated by him at approximately NIS 52 and if the claim is approved as a class action, the approximate claim is estimated by the plaintiff at least at NIS 8.4 million. On April 28, 2010, the claim was dismissed following an agreement reached by the Company and the plaintiff.

We may be subject to class actions in connection with the grant of discounts to "YOU" card holder.

In February 2010, the Company was served with a claim and a request for approval as a class action in which the Company is being sued regarding the grant of discounts to "YOU" card holders. The plaintiffs have requested to certify the claim as a class action.  The claim alleges that during a period of time unknown to the plaintiff, the Company held a special sale in which customers of Mega that are members of the YOU club loyalty plan will receive an additional discount of 10% on the sale price of certain products, and such discount was not granted fully as advertised. The plaintiff's personal claim is estimated at NIS 3.10, and if the claim is certified as a class action, the approximate claim is estimated by the plaintiff to be at least NIS 2 million. The Company is currently reviewing the claim and denies all above allegations; however, at this preliminary state of the proceedings, we are unable to evaluate its likelihood of success in the proceedings, including the likelihood that the claim will be certified as a class action.  We will continue to assess this matter as the request for the class action develops.

On March 2010, the Company's wholly owned subsidiary Mega Retail Ltd. and its "YOU" customer loyalty plan were served with a claim and a request for approval as a class action (the "Claim"), in which they are sued together with Dor-Alon Energy In Israel (1988) LTD. (which holds 25% of the customers club) regarding the grant of discounts to "YOU" card holders in certain stores of "Alonit" chain. The Claim requests that the customer loyalty plan return discount amounts that according to the Claim should have been granted to "YOU" card holders who purchased in certain Alonit stores and did not receive a discount, or received a discount of 5% instead of allegedly Claimed discount of 10%. The plaintiff's personal Claim is estimated by him at approximately NIS 130, and if the Claim is approved as a class action, the approximate Claim is estimated by the plaintiff at approximately NIS 49.4 million. In addition, the plaintiff requests a declaratory relief according to which the customers club must grant a 10% discount in all Alonit chain stores. The Company is currently reviewing the Claim and denies all above allegations; however, at this preliminary state of the proceedings, we are unable to evaluate its likelihood of success in the proceedings, including the likelihood that the claim will be certified as a class action.  We will continue to assess this matter as the request for the class action develops.

We may be subject to a class action in connection with the Deposit on Drink Containers Law 1999.

During January 2009, the Company was served with a claim and a request for approval as a class action, in which it is being sued regarding the return of a credit note instead of cash, in accordance with the Deposit on Drink Containers Law 1999. The Claim alleges that Blue Square has to return cash returns to customers returning empty reusable bottles according to the law, while in fact instead of returning cash returns, it gives the customers a credit note. The plaintiff's personal claim is estimated at NIS 51.75, and if the claim is approved as a class action, the approximate aggregate claim is estimated by the plaintiff at NIS 5.8 million. On November 4, 2009, the request for approval as a class action and personal claim concerning refund in cash of the deposit on the beverages were both dismissed by the court upon the plaintiff's request.

We are in the process of arbitration proceedings in connection with our holdings in our Bee Group subsidiary, Dr. Baby Ltd.

Certain shareholders of Dr. Baby Ltd., or Dr. Baby, and its former general manager, are disputing the issuance of an additional 5,000 shares of Dr. Baby to Bee Group for an aggregate consideration in the amount of NIS 19.5 million, which resulted in the dilution of their holdings, and the dismissal of the former general manager of Dr Baby.   As a result of the issuance, Bee Group's holdings in Dr. Baby increased by an additional 48.1% to 98.08%.  The shareholders and the former general manager are demanding that the issuance will be cancelled, or alternatively, that Bee Group will compensate them with a payment in the aggregate amount of NIS 15 million. The dispute is in the process of a hearing before an arbitrator.

Other proceedings

In 2006, we were indicted in connection with discrepancies between the prices appearing on products, and the prices charged by the cash register at the point of sale. In 2007, Blue Square, Mega Retail and several branches managers were convicted in a plea bargain approved by the Court. Pursuant to the plea bargain Blue Square and Hyper Hyper were each fined NIS 70,000, in addition to a provisional fine of NIS 25,000 (each) in the event they will breach their undertaking not to commit the same offenses within three years. See “Item 4. Information on Blue Square - B. Business Overview - Government Regulation”.

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

Independent Accountants

On July 9, 2009, Blue Square shareholders approved the reappointment of Kesselman & Kesselman as our auditors for the year ending December 31, 2009.  Kesselman & Kesselman has no relationship with us or with any affiliate of us, except as auditors. At a shareholder meeting scheduled for June 28, 2010, Blue Square shareholders will vote on the reappointment of Kesselman & Kesselman for the year ending December 31, 2010.

B.    Significant Changes.

Except as otherwise disclosed in this Annual Report, no significant change has occurred since December 31, 2009.

ITEM 9.	THE OFFER AND LISTING

A.    Offer and Listing Details.

ADSs
The following table sets forth the annual high and low closing prices for Blue Square’s ADSs for the five most recent full financial years as reported by the New York Stock Exchange.

Year	High	Low

2005	$11.3	$8.5
2006	$14.8	$9.8
2007	$20.0	$11.6
2008	$14.4	$5.6
2009	$11.2	$5.3

The following table sets forth the quarterly high and low closing prices for Blue Square’s ADSs for each quarter of the two most recent full financial years and the subsequent quarterly period, as reported by the New York Stock Exchange.

Year	High	Low

2008
First quarter	$13.9	$9.8
Second quarter	$14.4	$9.5
Third quarter	$12.5	$9.7
Fourth quarter	$9.9	$5.6

2009
First quarter	$7.5	$5.3
Second quarter	$9.2	$5.8
Third quarter	$9.9	$8.1
Fourth quarter	$11.2	$9.5

2010
First quarter	$13.3	$10.2
Second quarter (until June 18, 2010).	$13.6	$10.8

The following table sets forth the monthly high and low closing prices for Blue Square’s ADSs for the last six months, as reported by the New York Stock Exchange.

2009	High	Low

November	$11.2	$9.6
December	$11.2	$9.5
2010	High	Low

January	$11.2	$10.2
February	$11.6	$10.2
March	$13.3	$11.2
April	$13.6	$12.2
May	$13.1	$11.1
June (until June 18, 2010)	$11.9	$10.8

Ordinary Shares

The following table sets forth the annual high and low closing prices for Blue Square’s ordinary shares for the years 2005 to 2009 as reported by the Tel Aviv Stock Exchange.  Shares are traded on the Tel Aviv Stock Exchange in NIS, and the translation of the NIS to dollars has been made at the representative exchange rate of exchange on the last day of each period, as published by the Bank of Israel.

Year	High		Low
	NIS	$	NIS	$

2005	53.8	11.7	38.6	8.4
2006	62.6	13.6	46.8	10.2
2007	78.8	20.5	45.9	11.9
2008	52.4	13.8	21.4	5.6
2009	42.9	11.4	23.0	6.1

The following table sets forth the quarterly high and low closing price for Blue Square’s ordinary shares for the quarters set forth below, as reported by the Tel Aviv Stock Exchange.  The translation into dollars has been made at the representative rate of exchange on the last day of each period, as published by the Bank of Israel.

2008	High		Low
	NIS	$	NIS	$
First Quarter	52.4	14.8	33.8	9.5
Second Quarter	46.0	13.7	32.5	9.7
Third Quarter	41.0	12.0	34.7	10.1
Fourth Quarter	34.7	9.1	21.4	5.6

2009	High		Low
	NIS	$	NIS	$
First Quarter	29.4	7.0	23.0	5.5
Second Quarter	36.4	9.3	24.9	6.4
Third Quarter	36.7	9.8	32.2	8.6
Fourth Quarter	42.9	11.4	35.4	9.4

2010
First Quarter	50.1	13.5	38.1	10.3
Second Quarter (until June 17, 2010)	49.4	13.0	41.0	10.7

The following table sets forth the monthly high and low closing prices for Blue Square’s ordinary shares for the last six months, as reported by the Tel Aviv Stock Exchange.  The translation into dollars is based on the representative rate of exchange on the last day of each period, as published by the bank of Israel.

2009	High		Low
	NIS	$	NIS	$

November	42.9	11.3	37.4	9.9
December	41.9	11.1	36.4	9.6

2010	High		Low

January	41.8	11.2	38.1	10.2
February	42.5	11.2	39.7	10.5
March	50.1	13.5	43.0	11.6
April	49.4	13.3	46.4	12.5
May	48.5	12.7	44.2	11.5
June (until June 17, 2010)	45.7	12.0	41.0	10.7

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

B.    Memorandum and Articles of Association.

Securities Registers

Our transfer agent and register is The Bank of New York Mellon (f/k/a The Bank of New York) and its address is 1 Wall Street, New York, New York 10286.

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

Notices.  Under the Israeli Companies Law and our Articles of Association, we are required to publish notices in two Hebrew-language daily newspapers at least 14 calendar days’ prior notice of an ordinary shareholders’ meeting and at least 21 calendar days’ prior notice of any shareholders’ meeting in which the agenda includes matters which may be voted on by voting instruments. Under regulations promulgated under the Israeli Companies Law, however, we are required to publish notice in two daily newspapers at least 35 calendar days prior any shareholders’ meeting in which the agenda includes matters which may be voted on by voting instruments. Regulations under the Israeli Companies Law exempt companies, like Blue Square, whose shares are listed for trading both on a stock exchange in and outside of Israel, from some provisions of the Israeli Companies Law. An amendment to these regulations exempts us from the requirements of the Israeli proxy regulation, under certain circumstances.

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

Election of Directors.  Our ordinary shares do not have cumulative voting rights in the election of directors.  As a result, the holders of ordinary shares representing more than 50% of our ordinary shares and voting power have the power to elect all of our directors, other than our external directors, whose election requires, in addition to the vote of a majority of shareholders, that at least one-third of the non-controlling shareholders who participate in the vote, vote for their nomination, or that less than one percent of the non-controlling shareholders vote against their nomination.  Currently, Alon Retail has the power to elect all of our directors other than our two external directors.  See Item 3.  Key Information - D. Risk Factors - “Alon Retail is able to control the outcome of matters requiring shareholder approval.”

Dividend and Liquidation Rights.  Our profits, in respect of which a resolution was passed to distribute them as dividend or bonus shares, shall be paid pro rata to the amount paid or credited as paid on account of the nominal value of shares held by the shareholders. In the event of Blue Square’s liquidation, the liquidator may, with the general meeting’s approval, distribute parts of the company's property in specie among the shareholders and he may, with similar approval, deposit any part of the company's property with trustees in favor of the shareholders as the liquidator, with the approval mentioned above deems fit.

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

Annual general meetings of shareholders are held once every year within a period of not more than 15 months after the last preceding annual general shareholders’ meeting. The meeting shall be held at the companies registered offices, unless the board of directors has determined otherwise. The board of directors may call special general meetings of shareholders. The Israeli Companies Law provides that a special general meeting of shareholders may be called by the board of directors or by a request of two directors or 25% of the directors in office, whichever is the lower, or by shareholders holding at least 5% of the issued share capital of the company and at least 1% of the voting rights, or of shareholders holding at least 5% of the voting rights of the company.

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

E.    Taxation

Israeli Tax Considerations

General

The following is a summary of the current tax laws of the State of Israel as they relate to us and to our shareholders. Also included is a discussion of the material Israeli tax consequences for persons purchasing our ordinary shares or ADSs (the "Shares").

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

Potential investors are urged to consult their own tax advisors as to the Israeli or other tax consequences of the purchase, ownership and disposition of the Shares, including, in particular, the effect of any foreign, state or local taxes.

Israeli Tax Reform

On July 24, 2002, the Israeli Parliament enacted income tax reform legislation (the "2003 Tax Reform"). The Tax Reform introduced fundamental and comprehensive changes to Israeli tax laws. Most of the legislative changes took effect on January 1, 2003. The Tax Reform introduced a transition from a primarily territorial-based tax system to a personal-based system of taxation with respect to Israeli residents, and resulted in significant amendment of the international taxation provisions, and in new provisions concerning the taxation of capital markets including the abolishment of formerly "exempt investment routes" (e.g., capital gains generated by individuals from the sale of securities traded on the Tel-Aviv Stock Exchange).

It should be noted that under the 2003 Tax Reform legislation, the Shares are no longer regarded and defined as “foreign traded securities” and thus certain associated Israeli tax aspects will accordingly be subject to change as discussed below.

A relatively short time after the 2003 Tax Reform, the Israeli Parliament approved on July 25, 2005 an additional income tax reform legislation (the "2006 Tax Reform") pursuant to the recommendations of a committee appointed by the Israeli Minister of Finance, which incorporated additional fundamental changes to Israeli tax law. The 2006 Tax Reform, inter alia, includes a gradual reduction of income tax rates for both individuals and corporations through 2010, and outlines a path towards uniformity in the taxation of interest, dividend and capital gains derived from securities. Most of the amendments to the tax law are effective as of January 1, 2006, subject to certain exceptions. Transition rules apply in certain circumstances.

It should be noted that various issues related to the 2003 Tax Reform and 2006 Tax Reform remain unclear in view of the legislative language utilized. The analysis below is therefore based on our current understanding of the new legislation.

General Corporate Tax Structure in Israel

The corporate tax rate applicable in 2009 was 26%. This rate was reduced to 25% in 2010 and is scheduled to be gradually reduced to 18% by 2016.

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

The real capital gain accrued by individuals on the sale of an asset purchased on or after January 1, 2003 will be taxed at the rate of 20%. However, if the individual shareholder is a "Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of one of the Israeli resident company's means of control) at the time of sale or at any time during the preceding 12 month period, such gain will be taxed at the rate of 25%. In addition, capital gain derived by an individual claiming deduction of financing expenses in respect of such gain will be taxed at the rate of 25%.

The real capital gain derived by a corporation generally will be subject to tax at the corporate tax rate (25% in 2010 and at the reduced capital gains tax rate of 25% in 2009). Real capital gain derived from the sale of securities (as defined in Section 6 of the Inflationary Adjustment Law) by a corporation that had been subject on August 10, 2005 to the provisions of Section 6 of the Inflationary Adjustment Law, such real capital gain will be taxed at the corporate tax rate (26% in 2009 and 25% in 2010).

However, the capital gain accrued on the sale of an asset purchased prior to January 1, 2003 will be subject to tax at a blended rate.  The marginal tax rate for individuals (up to 46% in 2009 and 45% in 2010) and the regular corporate tax rate for corporations (26% in 2009 and 25% in 2010) will be applied to the portion of the gain amount which bears the same ratio to the total gain realized as the ratio which the holding period commencing at the acquisition date and terminating on January 1, 2003 bears to the total holding period.  The remainder of the gain realized will be subject to capital gains tax at the rates applicable to an asset purchased after January 1, 2003.

Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (26% in 2009 and 25% in 2010 tax rate for corporations and a marginal tax rate of up to 46% in 2009 and 45% in 2010 for individuals). Notwithstanding the foregoing, if the shareholder is a non-Israeli resident, then such taxation is subject to the provisions of any applicable double tax treaty. Moreover, capital gain derived from the sale of the Shares by a non-Israeli shareholder may be exempt under the Israeli income tax ordinance from Israeli taxation provided the following cumulative conditions are met: (i) the Shares were purchased upon or after the registration of the Shares on the stock exchange (not applicable in respect of Shares purchased on or after January 1, 2009) (ii) the seller does not have a permanent establishment in Israel to which the derived capital gain is attributed, and (iii) if the seller is a corporation, less than 25% of its means of control are held by Israeli resident shareholders. In addition, the sale of the Shares may be exempt from Israeli capital gain tax under an applicable double tax treaty.  Thus, the U.S.-Israel Double Tax Treaty exempts a U.S. resident from Israeli capital gain tax in connection with the sale of  the Shares, provided (i) the U.S. resident owned, directly or indirectly, less than 10% of an Israeli resident company's voting power at any time within the 12 month period preceding such sale; (ii) the U.S. resident, being an individual, is present in Israel for a period or periods of less than 183 days during the taxable year; and (iii) the capital gain from the sale was not derived through a permanent establishment of the U.S. resident in Israel.

Either the seller, the Israeli stockbrokers or financial institution through which the Shares are held are obligated, subject to the above mentioned exemptions, to withhold tax upon the sale of Shares from the real capital gain at the rate of 25% in respect of a corporation and 20% in respect of an individual.

Upon the sale of traded securities, a detailed return, including a computation of the tax due, should be filed and an advanced payment should be paid to the ITA on January 31 and June 30 of every tax year in respect of sales of traded securities made within the previous six months. However, if all tax due was withheld at source according to applicable provisions of the Israeli Income Tax Ordinance and regulations promulgated thereunder, such return should not be filed and no advance payment should be paid. Capital gain is also reportable on the annual income tax return.

Dividends

A dividend distributed by the Company to an Israeli resident who is an individual, generally will be subject to income tax at a rate of 20%. However, a 25% tax rate will apply if the dividend recipient is a Controlling Shareholder, at the time of distribution or at any time during the preceding 12 month period. If the recipient of the dividend is an Israeli resident corporation, such dividend will be exempt from income tax, provided that the income from which such dividend is distributed was derived or accrued within Israel.

A dividend distributed by an Israeli resident company to a non-Israeli resident (either individual or corporation) is generally subject to Israeli income tax on the receipt of dividends at the rate of 20% (25% if the dividends recipient is a Controlling Shareholder at the time of distribution or at any time during the preceding 12 month period); such rates are subject to a reduced tax rate under an applicable double tax treaty. Thus, under the Double Tax Treaty between the State of Israel and the U.S., a tax at the rate of 25% generally applies in respect of dividends distributed by an Israeli company to a U.S. resident.  However, if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of our Company's voting shares and not more than 25% of the gross income of our Company for such prior taxable year (if any) consists of certain types of interest or dividends, then the tax rate will be 12.5%. The aforementioned rates under the Double Tax Treaty between the State of Israel and the U.S. will not apply if the dividend income was derived through a permanent establishment of the U.S. resident in Israel.

The Company is obligated to withhold tax upon the distribution of a dividend at the following withholding tax rates: (i) Israeli resident corporation – 0%, (ii) Israeli resident individual – 20% and (iii) non-Israeli resident – 20%, subject to a reduced tax rate under an applicable double tax treaty.

Proposed NIS 800 Million Dividend

Within the framework of the proposed acquisition by the Company of Alon's holdings in Dor Alon, the Company's audit committee and board of directors approved the distribution of a dividend (after the share issuance to Alon) to Blue Square's shareholders not out of profits, of NIS 800 million, or approximately US $ 208.9 million (based on the representative rate of exchange on May 31, 2010), which represents a dividend of approximately NIS 12.32, or approximately US $3.22 (based on the representative rate of exchange on May 31, 2010), per ordinary share of Blue Square (after taking into account the shares to be issued to Alon in the acquisition). The dividend per share is subject to change based on the number of shares outstanding on the record date for the dividend.  The dividend would be subject to the approval of the Israeli courts and to the completion of the acquisition.  For a description of the tax treatment of the proposed dividend, see our report on Form 6-K submitted to the Securities and Exchange Commission on May 27, 2010.

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

Sale or Other Disposition of Shares

If a U.S. holder sells or otherwise disposes of its Shares, gain or loss will be recognized for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and such holder’s adjusted basis in the Shares.  Subject to the discussion below under the heading “Passive Foreign Investment Companies,” such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the holder had held the Shares for more than one year at the time of the sale or other disposition.  Long-term capital gains realized by individual U.S. Holders generally are subject to a lower marginal U.S. federal income tax rate (15% for the taxable year ending December 31, 2010) than ordinary income.  Under most circumstances, any gain that a holder recognizes on the sale or other disposition of Shares will be U.S. source for purposes of the foreign tax credit limitation and any recognized losses will be allocated against U.S. source income.

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

U.S. Federal Income Tax Consequences to Non-U.S. Holders

Sale, Exchange or Retirement of Shares

A non-U.S. Holder generally will not be subject to U.S. federal income tax or any withholding thereof with respect to gain realized on a sale or other disposition of our Shares unless one of the following applies:

•    the gain is effectively connected with the non-U.S. Holder’s conduct of a trade or business in the United States and,  if required by an applicable income tax treaty, such gain is attributable to a permanent establishment maintained in the United States;

•    the non-U.S. Holder is an individual who holds Shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and meets certain other requirements; or

•    the non-U.S. Holder is subject to tax pursuant to the provisions of United States tax law applicable to U.S. expatriates.

Backup Withholding and Information Reporting

Non-U.S. Holders generally are not subject to information reporting or backup withholding with respect to dividends paid on, or upon the disposition of Shares, provided that the non-U.S. Holder certifies to its foreign status and certain other conditions are met, or otherwise establishes an exemption.

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

Interest Rate Sensitivity

The Company is exposed to various market risks, most of them related to changes in interest rates and changes in the Israeli CPI.  Loans and Debentures in the amount of approximately NIS 2,030 million and marketable securities in the amount of approximately NIS 188 million bear interest at fixed rates, and therefore changes in the interest rates will affect the fair value of such loans and marketable securities. Other loans set forth below bear interest at variable rates (as a result of changing interest rates or CPI linkage), and therefore change in the CPI or the prime interest rate will affect future cash flow and interest expenses.

The table below provides information about Blue Square’s financial instruments as of December 31, 2009

	December 31, 2009 Expected maturity (NIS in thousands)
	2010	2011	2012	2013	2014	2015	2016 and thereafter	Total
Long term loan from banks - linked:
Linked to the Israeli CPI - 5.19% (weighted average rate as of December 31, 2009)	36,550	27,500	25,632	22,203	22,203	22,203	161,118	317,403

Long term loans from bank - unlinked:
Fixed annual interest rate of 7.11%	63,479	59,039	49,705	38,047	7,441	7,595	18,018	243,324
Variable interest (average annual rate as of December 31, 2009 of 3.19%)	31,483	28,068	20,183	15,693	2,567	3,205	66,301	167,500
	131,512	114,607	95,520	75,943	32,211	33,003	245,437	728,233
Non- Convertible debentures - Linked to the Israeli CPI:
Issued by the Company - fixed rate 5.9% (1)	75,906	-	50,604	50,604	50,604	-	-	227,718
Issued by BSRE - fixed rate 4.7%				212,379	212,379	212,379	212,379	849,516
Issued by BSRE - fixed rate 4.2%		22,543	22,543	22,543	22,543	22,543	187,856	300,571
Convertible Debentures Linked to the Israeli CPI:
Issued by the Company - fixed rate 5.9% (1)	-	15,093	-	-	-	-		15,093
Issued by BSRE - fixed rate 6.25%	-	-	-	27,404	27,404	27,404	27,404	109,616
	75,906	37,637	22,543	338,231	338,231	262,326	427,637	1,502,512
Marketable Securities - Linked to the Israeli CPI:	96,842							96,842
Marketable Securities – unlinked in NIS	91,070							91,070
Marketable Securities –in other currencies	-

(1)	See also “Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources - Debentures”.

For CPI-linked financial instruments as stipulated in the table above, a one percent increase (decrease) in the CPI would cause an approximately NIS 13.3 million decrease (increase) in net income for the next year.

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

The table below provides information about the changes of the CPI and the “known" CPI index:

	CPI	The “known" CPI index

2007	3.4%	2.8%
2008	3.8%	4.51%
2009	3.9%	3.82%

The table below provides an analysis of monetary assets and liabilities by currency and linkage as of December 31, 2009:

	December 31, 2009
	NIS linked to CPI	NIS unlinked	US Dollar	Other currencies	Other*	Total
	NIS in thousands
Assets:
Cash and cash equivalents	-	612,227	-	-	-	612,227
Short term deposit	-	67	-	-	-	67
Investment in securities	96,842	91,070	-	-	25,000	212,912
Trade receivables	-	809,783	-	-	-	809,783
Other receivables	749	55,074	-	-	-	55,823
Income taxes receivable	84,274	-	-	-	-	84,274
Derivative financial instrument	9,690	-	425	-	12,266	22,381
Long-term receivables	3,275	-	-		-	3,275

Total assets	194,830	1,568,221	425	-	37,266	1,800,742

Liabilities:
Short-term bank credit and loans	365	142,721	-			143,086
Trade payables	-	913,948	3,460	177	-	917,585
Other accounts payable
and accrued expenses	24,860	462,818	-	-	-	487,678
Income tax payables	6,051	-	-	-	-	6,051
Provisions	-	51,298	-	-	-	51,298
Loans	317,409	410,824	-	-	-	728,233
Debentures	1,327,986	-	-	-	-	1,327,986
Convertible debentures	142,066	-	-	-	-	142,066
Long-term payable	8,398	3,357	9,164	-	-	20,919
Derivative financial instruments	-	-	1,075	6,516	-	7,591

Total liabilities	1,827,134	1,984,966	13,699	6,693	-	3,832,492
* Financial instruments that are not monetary assets.

For further information regarding market risks, see note 3 to our consolidated financial statements.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. to E.             Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. We performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that information required to be disclosed on Form 20-F and filed with the Securities and Exchange Commission is recorded, processed, summarized and reported timely within the time period specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There can be no assurance that our disclosure controls and procedures will detect or uncover all failures of persons within Blue Square to disclose information otherwise required to be set forth in our reports. Nevertheless, our disclosure controls and procedures are designed to provide reasonable assurance of achieving the desired control objectives. Based on our evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15(d) - 15(e) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report are effective at such reasonable assurance level.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2009 based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment and this framework, our management concluded that the Company's internal control over financial reporting were effective as of December 31, 2009.

(c) The effectiveness of the Company’s internal control over financial reporting as of December 31, 2009 has been audited by Kesselman & Kesselman an independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited, which has audited the financial statements included in this Annual Report on Form 20-F; their report is included in Item 17.

(d)  Changes in internal control over financial reporting. There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.              [RESERVED]

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors has determined that Avraham Meron is an "audit committee financial expert" as defined in Item 16A of Form 20-F and is independent in accordance with the NYSE listing standards for audit committees applicable to Blue Square.

ITEM 16B.    CODE OF ETHICS

As of the date of this Annual Report, we have adopted a code of ethics that applies to our Chief Executive Officer, President, Chief Financial Officer, Corporate Controller and employees. This code of ethics is posted on our website, www.bsi.co.il/codeofethics.htm ..

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, served as our independent public accountants for the fiscal years ended December 31, 2008 and 2009, for which audited financial statements appear in this Annual Report on Form 20-F.

The following table presents the aggregate fees for professional services rendered by such accountants to us during their respective term as our principal accountants in 2008 and 2009.

	2009	2008
	(NIS in thousands)	(NIS in thousands)
Audit Fees (1)	3,234	3,075
Audit-Related fees (2)	800	695
Tax Fees (3)	166	259
All Other Fees (4)	200	1,079
TOTAL	4,400	5,108

(1)
Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor can reasonably provide, and include the group audit; statutory audits; comfort letters and consents; attest services; assistance with and review of documents filed with the SEC and Sarbanes-Oxley Act compliance.

(2)	Audit-related services in connection with Blue Square's and BSRE's shelf prospectuses and in connection with reports delivered to the Company's controlling shareholder.

(3)
Tax fees were for services related to tax compliance, including the preparation of tax returns and claims for refund, and tax planning and tax advice, including assistance with tax audits and appeals, advice related to mergers, acquisitions, transfer pricing, and assistance with respect to requests for rulings from tax authorities.

(4)	Other Fees were for general guidance related to accounting issues and due diligence in connection with potential acquisitions.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

 Below is a list of purchases of the Company’s ordinary shares by the Company during calendar year 2010:

Period	Total Number of Shares Purchased (1)	Average Price Paid Per Share (in NIS)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under Plans or Programs
March 25, 2010	89,888	47.64	0	N/A

(1)
The Company purchased ordinary shares of the Company from certain officers of the Company, including the Chief Executive Officer, which shares were acquired by the executives upon their exercise of vested options granted to them under the Company's 2008 Share Option Plan.  The total amount paid by the Company for such shares was NIS 4.3 million and the price per share was NIS 47.64.

On May 17, 2010, the audit committee and board of directors of the Company approved the acquisition by Blue Square from Alon Israel Oil Company Ltd. ("Alon") of all of Alon’s holdings in Dor-Alon Energy In Israel (1988) LTD. ("Dor Alon"), or the Acquisition, and it had signed a share purchase agreement with Alon, pursuant to which Blue Square would acquire from Alon all of Alon’s holdings in Dor Alon and each Dor Alon share held by Alon will be exchanged for 1.8 ordinary shares of BSI.  This purchase is subject to the approval of the Acquisition by the general shareholders meeting of BSI, to be assembled on June 28, 2010.

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

We do not obtain shareholder approval of all our equity-compensation plans.  Pursuant to the Israeli Companies Law, transactions with officers, directors, and controlling shareholders regarding the terms of their office and employment, including any compensation in securities, require special approval (including approval of the audit committee, the board of directors in the case of officers, and including approval of the board of directors and shareholders in the case of directors and controlling shareholders).

Corporate governance guidelines: Under NYSE Rule 303A.09, domestic listed companies must adopt and disclose their corporate governance guidelines.   We have adopted a written Policy Regarding the Usage of Insider Information as well as Code of Ethics, although these do not satisfy the corporate governance guidelines referred to in Rule 303A.09.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this Annual Report, beginning on page F-1.

ITEM18.	FINANCIAL STATEMENTS

We have responded to Item 17 in lieu of this item.

ITEM 19.	EXHIBITS

The exhibits filed with or incorporated into this Annual Report are listed in the index of exhibits below.

Exhibit No.	Description

1.1	Memorandum of Association of the Registrant (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-1 (File No. 333-05024)).

1.2	Articles of Association of the Registrant.

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

4.11	Form of Letter of Indemnity adopted in June 2008 (English translation) (incorporated by reference to Exhibit 4.11 to Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2008).

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

4.20
Special Collective Bargaining Agreement made on April 5, 2009 among Blue Square, Blue Square Chain Investments & Properties Ltd., the MAOF Histadrut and Blue Square-Israel Employees' Union (English translation) (incorporated by reference to Exhibit 4.20 to Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2008).

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

4.30
Transfer Agreement, dated March 31, 2009, between Blue Square Real Estate Ltd. and Blue Square Chain Properties & Investments Ltd., together with Addendum No. 1, dated September 13, 2009 (English translation).

4.31
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

4.37
Deed of Trust (for Series C to H Debentures) dated May 19, 2009, by and between Blue Square Real Estate Ltd. and Hermetic Trust (1975) Ltd., together with Addendum to Deed of Trust dated October 18, 2009 (English translation).

4.38
Deed of Trust (for Series C to G Debentures and Series H to J Debentures) dated February 18, 2010, between Blue Square and Hermetic Trust (1975) Ltd., together with First Schedule - Debenture Certificate for Series C to G, First Schedule - Debenture Certificate for Series H to J, and second schedule (English translation).

4.39
Document of Principles of Transaction, dated July 26, 2007, among Blue Square and Orin Provizor Holdings Ltd., M.A.Sh.- M.I.S. Ltd., Mr. Guy Provizor, and Eden Natural Health Market Ltd., as amended (English translation) (incorporated by reference to Exhibit 4.35 to Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2007).

4.40
Sale Agreement, made on August 2, 2007, between Kfar Hasha'ashuim Central Warehouse Ltd. and Eldar Gil & Mahoney Assets Ltd., as amended (English translation) (incorporated by reference to Exhibit 4.36 to Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2007).

4.41
Share Purchase Agreement, dated August 3, 2008, between Bee Group Retail Ltd. and Twikor Ltd., Mr. Avner Katz, Mr. Doron Yanai, Mr. Ronen Levy, Avi Katz Marketing Ltd. and Levy R.S. Managements and Investments Ltd. (English translation) (incorporated by reference to Exhibit 4.38 to Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2008).

Exhibit No.	Description

4.42	Protocol, dated April 11, 2010, between Tel Aviv Wholesale Agricultural Produce Market Company Ltd., Tel Aviv Municipality, Lev Tel Aviv Towers Ltd. and Tel Aviv City Mall Ltd. (English translation)

4.43
Agreement, dated June 3, 2010, between Tel Aviv Wholesale Agricultural Produce Market Company Ltd., Lev Tel Aviv Towers Ltd. and Tel Aviv City Mall Ltd., together with Deed of Undertaking by the Interested Parties (English translation)

4.44	Agreement, dated June 3, 2010, between Tel Aviv Municipality, Lev Tel Aviv Towers Ltd., and Tel Aviv City Mall Ltd., together with Deed of Undertaking by the Interested Parties (English translation)

4.45
Document of Principles, dated April 15, 2010, between Blue Square Real Estate Tel Aviv Market Commercial Ltd., Blue Square Real Estate Tel Aviv Market Housing Ltd., Gindi Commercial Tel Aviv Ltd. and Gindi Housing Tel Aviv Ltd. (English translation)

4.46
Share Purchase Agreement, dated May 17, 2010, between Alon Israel Oil Company Ltd. and Blue Square Israel Ltd. (English translation) (incorporated by reference to Annex A to Blue Square’s report on Form 6-K, filed on May 27, 2010).

8.1	List of Subsidiaries.

12.(a).1	Certification by CEO pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

12.(a).2	Certification by CFO pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

13.(a).1	Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.(a).1	Consent of Independent Registered Public Accounting Firm from Kesselman & Kesselman, certified public accountants (Isr.).

14.(a).2	Consent of an Expert dated June 21, 2010.

14.(a).3	Consent of an Expert dated June 21, 2010.

14.(a).4	Consent of an Expert dated June 21, 2010.

BLUE SQUARE - ISRAEL LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009

TABLE OF CONTENTS

Page

REPORT OF INDEPENDANT REGISTERED PUBLIC ACCOUNTING FIRM	2-3

CONSOLIDATED FINANCIAL STATEMENTS (IN THOUSANDS OF NEW ISRAELI SHEKELS - NIS):

Statements of financial position	4-5

Statements of income	6

Statements of comprehensive income	7

Statements of changes in equity	8

Statements of cash flows	9-11

Notes to consolidated financial statements	12-102

APPENDIX - DETAILS OF PRINCIPAL SUBSIDIARIES, PROPORTIONATELY CONSOLIDATED COMPANIES AND ASSOCIATED COMPANIES	103

Kesselman & Kesselman
Certified Public Accountants
1 Nathanson Street
Telephone +972-4-8605000
Facsimile +972-4-8605001

Report of Independent Registered Public Accounting Firm

To the shareholders of

BLUE SQUARE - ISRAEL LTD.

We have completed integrated audits of Blue Square - Israel Ltd and its subsidiaries and proportionately consolidated companies (collectively - "the Company") consolidated financial statements and of its internal control over financial reporting as of December 31, 2009, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our integrated audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated statements of financial position of the Company as of December 31, 2009, 2008 and 2007 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years ended on those dates. These consolidated financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our integrated audits.

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

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of the Company as of December 31, 2009, 2008 and 2007 and the results of its operations, changes in equity and its cash flows for each of the years ended on those dates, in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

Internal control over financial reporting

Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

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

Haifa, Israel	/s/ Kesselman & Kesselman
June 23, 2010	Certified Public Accountants (Isr.)
A member of PricewaterhouseCoopers International Limited

BLUE SQUARE – ISRAEL LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31			Convenience translation (note 1b) December 31,
		2007	2008	2009	2009
	Note	NIS			U.S. dollars
		In thousands
Assets

CURRENT ASSETS:
Cash and cash equivalents	14	56,410	95,325	612,227	162,179
Short-term bank deposit		103,498	206	67	18
Investment in securities	11	* 214,394	* 186,849	212,912	56,400
Trade receivables	13a	776,251	729,970	809,783	214,512
Other accounts receivable	13b	99,841	87,624	69,504	18,412
Derivative financial instruments	12	-	-	9,690	2,567
Income taxes receivable		23,062	74,446	84,274	22,324
Inventories		453,944	497,080	514,858	136,386
Total current assets		1,727,400	1,671,500	2,313,315	612,798

NON-CURRENT ASSETS:
Property, plant and equipment	6	1,613,515	1,701,222	1,757,718	465,621
Investment property	7	* 300,778	* 419,232	424,936	112,566
Intangible assets	8	280,420	404,422	409,194	108,396
Prepaid expenses in respect of operating leases	9	199,679	192,426	193,228	51,186
Investments in associates	10	4,948	4,915	4,878	1,292
Derivatives financial instruments	12	10,500	5,248	12,691	3,362
Other long-term receivables		48,289	1,554	1,326	351
Deferred taxes	21	33,542	44,508	45,991	12,183
Total non-current assets		2,491,671	2,773,527	2,849,962	754,957

Total assets		4,219,071	4,445,027	5,163,277	1,367,755

* Reclassified. (see note 2ab)

The accompanying notes are an integral part of the consolidated financial statements

June 23, 2010
Date of approval of the	David Wiessman	Zeev Vurembrand	Dror Moran
financial statements	Chairman of the Board	President and Chief	Vice President and
	of Directors	Executive Officer	Chief Financial Officer

		December 31			Convenience translation (note 1b) December 31,
		2007	2008	2009	2009
	Note	NIS			U.S. dollars
		In thousands
Liabilities and equity

CURRENT LIABILITIES:
Credit and loans from banks and others	19	171,010	210,901	274,598	72,741
Current maturities of debentures and convertible debentures	19	69,859	25,999	76,698	20,317
Trade payables		981,188	1,006,386	917,585	243,069
Other accounts payable and accrued expenses	18	404,929	*426,217	494,929	131,107
Income taxes payable		2,905	6,933	6,051	1,603
Provisions	23	35,073	43,397	51,298	13,588
Total current liabilities		1,664,964	1,719,833	1,821,159	482,425

NON CURRENT LIABILITIES:
Long-term loans from banks, net of current maturities	19	248,488	341,586	596,721	158,072
Convertible debentures, net of current maturities	19	193,706	130,525	142,021	37,621
Debentures, net of current maturities	19	749,018	985,844	1,251,333	331,479
Derivatives financial instruments	12	9,968	*21,074	7,591	2,011
Liabilities in respect of employee benefits, net of amounts funded	22	35,986	49,911	47,249	12,516
Other liabilities	20	11,646	39,925	19,168	5,078
Deferred taxes	21	57,615	60,327	56,205	14,889
Total long-term liabilities		1,306,427	1,629,192	2,120,288	561,666

Total liabilities		2,971,391	3,349,025	3,941,447	1,044,091

EQUITY:
Equity attributable to equity holders of the Company:
Ordinary shares of NIS 1 par value	15	57,094	57,094	57,438	15,215
Additional paid-in capital	15	1,018,405	1,018,405	1,030,259	272,916
Other reserves	16	1,415	(261)	5,676	1,504
Accumulated deficit	17	(107,262)	(154,719)	(64,964)	(17,208)
		969,652	920,519	1,028,409	272,427

Minority interest		278,028	175,483	193,421	51,237
Total equity		1,247,680	1,096,002	1,221,830	323,664
Total liabilities and equity		4,219,071	4,445,027	5,163,277	1,367,755

*   Reclassified (see Note 2ab).

The accompanying notes are an integral part of the consolidated financial statements

BLUE SQUARE – ISRAEL LTD.

CONSOLIDATED STATEMENTS OF INCOME

					Convenience
					translation
					(note 1b)
					Year ended
		Year ended December 31			December 31,
		2007	2008	2009	2009
	Note	NIS			U.S. Dollars
		In thousands (except earning per share data)

Sales		6,981,984	7,429,121	7,349,076	1,946,775
Cost of sales		5,129,578	5,369,149	5,291,012	1,401,593
Gross profit		1,852,406	2,059,972	2,058,064	545,182
Selling, general and administrative expenses		1,563,208	1,794,720	1,817,099	481,351
Operating profit before other gains and losses and net gain from adjustment of investment property to fair value		289,198	265,252	240,965	63,831
Other gains	24	15,835	12,233	4,699	1,245
Other losses	24	(12,755)	(14,716)	(32,803)	(8,690)
Net gain from adjustment of investment property to fair value		10,456	19,067	20,775	5,503
Operating profit		302,734	281,836	233,636	61,889
Finance income	27	60,978	60,700	64,780	17,160
Finance expenses	27	(118,297)	(166,295)	(177,454)	(47,006)
Finance expenses, net		57,319	105,595	112,674	29,846
Share in profit (loss) of associates		186	(33)	(37)	(10)
Income before taxes on income		245,601	176,208	120,925	32,033
Taxes on income	28	69,779	43,806	23,124	6,125

Profit for the year		175,822	132,402	97,801	25,908

Attributable to:
Equity holders of the company		143,628	104,586	77,163	20,441
Minority interests		32,194	27,816	20,638	5,467

Earnings per Ordinary share or ADS attributable to equity holders of the Company:	29
Basic		3.39	2.41	1.77	0.47
Diluted		3.39	1.62	1.77	0.47

The accompanying notes are an integral part of the consolidated financial statements.

BLUE SQUARE – ISRAEL LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Year ended December 31			Convenience translation (note 1b) Year ended December 31,
		2007	2008	2009	2009
	Note	NIS			U.S. dollars
		In thousands
Profit for the year		175,822	132,402	97,801	25,908

Other comprehensive income (losses) items, net of tax:
Available-for-sale financial assets	11	1,567	(2,214)	7,502	1,987
Actuarial gain (loss) on post employment benefit obligations	22	(646)	(10,346)	1,016	269

Total – other comprehensive income (losses) recognized directly in equity		921	(12,560)	8,518	2,256
Total comprehensive income for the year		176,743	119,842	106,319	28,164

Attributable to:
Equity holders of the Company		144,614	92,898	83,958	22,241
Minority interest		32,129	26,944	22,361	5,923
		176,743	119,842	106,319	28,164

The accompanying notes are an integral part of the consolidated financial statements.

BLUE SQUARE – ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Ordinary shares	Additional paid-in capital	Other reserves	Retained earnings (Accumulated deficit)	Total	Minority interest	Total equity
	NIS in thousands

BALANCE AT JANUARY 1, 2007	53,414	766,409	-	29,539	849,362	241,122	1,090,484
CHANGES DURING 2007:
Comprehensive income for the period	-	-	1,415	143,199	144,614	32,129	176,743
Issuance of shares upon conversion of convertible debentures	3,680	251,996	-	-	255,676	-	255,676
Transaction with minority interest	-	-	-	-	-	52,483	52,483
Dividends paid	-	-	-	(280,000)	(280,000)	-	(280,000)
Dividends distributed to minority interest of subsidiaries	-	-	-	-	-	(47,706)	(47,706)
BALANCE AT DECEMBER 31, 2007	57,094	1,018,405	1,415	(107,262)	969,652	278,028	1,247,680
CHANGES DURING 2008:
Comprehensive income for the period	-	-	(1,676)	94,574	92,898	26,944	119,842
Employee share-based payment	-	-	-	7,969	7,969	206	8,175
Transaction with minority interest	-	-	-	-	-	(103,264)	(103,264)
Dividends paid	-	-	-	(150,000)	(150,000)	-	(150,000)
Dividends distributed to minority interest of subsidiaries	-	-	-	-	-	(26,431)	(26,431)
BALANCE AT DECEMBER 31, 2008	57,094	1,018,405	(261)	(154,719)	920,519	175,483	1,096,002
CHANGES DURING 2009:
Comprehensive income for the period	-	-	5,937	78,021	83,958	22,361	106,319
Employee share-based payment	-	-	-	11,734	11,734	432	12,166
Transaction with minority interest	-	-	-	-	-	7,283	7,283
Issuance of shares upon conversion of convertible debentures	344	11,854	-	-	12,198	-	12,198
Dividends distributed to minority interest of subsidiaries	-	-	-	-	-	(12,138)	(12,138)
BALANCE AT DECEMBER 31, 2009	57,438	1,030,259	5,676	(64,964)	1,028,409	193,421	1,221,830

	Convenience translation into U.S. dollars in thousands (note 1b)
BALANCE AT JANUARY 1, 2009	15,124	269,776	(69)	(40,985)	243,846	46,486	290,332
CHANGES DURING 2009:
Comprehensive income for the period	-	-	1,573	20,668	22,241	5,923	28,164
Employee share-based payment	-	-	-	3,109	3,109	114	3,223
Transaction with minority interest	-	-	-	-	-	1,929	1,929
Issuance of shares upon conversion of convertible debentures	91	3,140	-	-	3,231	-	3,231
Dividends distributed to minority interest of subsidiaries	-	-	-	-	-	(3,215)	(3,215)
BALANCE AT DECEMBER 31, 2009	15,215	272,916	1,504	(17,208)	272,427	51,237	323,664

The accompanying notes are an integral part of the consolidated financial statements.

BLUE SQUARE – ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

				Convenience
				translation
				(note 1b)
	Year ended			Year ended
	December 31			December 31
	2007	2008	2009	2009
	NIS			U.S dollars
	In thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Income before taxes on income	245,601	176,208	120,925	32,033
Income tax paid	(60,903)	(94,212)	(38,101)	(10,093)
Adjustments to reflect cash flows from operating activities (a)	163,781	327,777	177,520	47,023
Net cash provided by operating activities	348,479	409,773	260,344	68,963
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(174,275)	(211,646)	(203,889)	(54,010)
Proceeds from sale of property, plant and equipment	1,478	1,559	2,581	684
Purchase of investment property	(21,339)	(69,749)	(9,435)	(2,499)
Proceeds from sale of investment property	14,978	6,567	5,700	1,510
Additional investment in subsidiaries	(5,000)	(186,403)	(8,020)	(2,125)
Investment in restricted deposit	-	-	(470,000)	(124,503)
Proceeds from collection of restricted deposit	-	-	470,000	124,503
Payments on account of real estate	(45,825)	-	-	-
Proceeds from realization of investment in subsidiary	394	-	10,912	2,891
Investment in intangible assets	(15,021)	(30,372)	(20,738)	(5,493)
Proceeds from collection of short-term bank deposit, net	398,513	101,281	139	37
Proceeds from collection of other long-term receivables	409	1,250	-	-
Proceeds from sale of marketable securities	13,340	185,104	101,867	26,985
Purchase of marketable securities	(175,258)	(169,747)	(113,966)	(30,190)
Acquisition of subsidiaries (b)	(161,876)	-	(4,789)	(1,269)
Interest received	55,170	17,778	11,948	3,165
Net cash used in investing activities	(114,312)	(354,378)	(227,690)	(60,314)
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of convertible debentures	(16,728)	-	(13,297)	(3,522)
Dividends paid to shareholders	(280,000)	(150,000)	-	-
Issuance of debentures	-	121,259	294,280	77,955
Dividends paid to minority shareholders of subsidiaries	(50,706)	(22,077)	(16,491)	(4,368)
Receipt of long-term loans	269,364	231,398	387,700	102,702
Repayments of long-term loans	(215,143)	(130,571)	(139,060)	(36,837)
Repayments of long-term credit from trade payables	(1,740)	(1,740)	(1,740)	(461)
Proceeds from exercise of options in a subsidiary	-	-	2,306	611
Short-term credit from banks, net	3,396	15,689	76,144	20,171
Interest paid	(72,527)	(89,244)	(93,900)	(24,874)
Net cash provided by (used in) financing activities	(364,084)	(25,286)	495,942	131,377
INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS AND BANK OVERDRAFTS	(129,917)	30,109	528,596	140,026
CASH, CASH EQUIVALENTS AND BANK OVERDRAFTS AT BEGINNING OF YEAR	182,946	53,029	83,138	22,023
CASH, CASH EQUIVALENTS AND BANK OVERDRAFTS AT END OF YEAR (see note 14)	53,029	83,138	611,734	162,049

The accompanying notes are an integral part of the consolidated financial statement.

BLUE SQUARE – ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

					Convenience
					translation
					(note 1b)
					Year ended
		Year ended December 31			December 31,
		2007	2008	2009	2009
		NIS			U.S dollars
		In thousands
(a)	Adjustments for:
	Income and expenses not involving cash flows:
	Depreciation and amortization	141,100	153,882	165,248	43,774
	Net gain from adjustment of investment property to fair value	(10,456)	(19,067)	(20,775)	(5,503)
	Share in (profit) loss of associates	(186)	33	37	10
	Share-based payment	-	8,175	12,166	3,223
	Loss from sale and disposal of property, plant and equipment, net	6,757	2,569	3,299	874
	Loss (gain) from impairment of property, plant and equipment and intangible assets, net	(11,684)	3,420	19,981	5,293
	Loss (gain) from changes in fair value of derivatives	1,400	(19,247)	(21,250)	(5,629)
	Linkage differences on monetary assets,
	long-term loans and other liabilities, net	18,428	59,669	52,347	13,867
	Capital (gain) loss on changes in holdings in subsidiaries	1,520	(9,801)	911	242
	Increase (decrease) in liabilities for employee rights, net	(31)	263	144	38
	Decrease (increase) in value of investment in securities, deposit and long-term receivables, net	54,252	11,169	(4,468)	(1,184)
	Interest paid, net of interest received	17,357	71,466	81,952	21,709

	Changes in operating assets and liabilities:
	Decrease (increase) in trade receivables and
	other accounts receivable	(65,849)	59,967	(65,468)	(17,343)
	Increase in inventories	(16,145)	(43,136)	(17,224)	(4,563)
	Increase (decrease) in trade payables, other accounts payable and provisions	27,318	48,415	(29,380)	(7,785)
		163,781	327,777	177,520	47,023

The accompanying notes are an integral part of the consolidated financial statement.

BLUE SQUARE – ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

					Convenience
					translation
					(note 1b)
					Year ended
		Year ended December 31			December 31,
		2007	2008	2009	2009
		NIS			U.S dollars
		In thousands

(b)	Acquisition of subsidiaries:
	Assets and liabilities at date of acquisition:
	Working capital (excluding cash and cash equivalents)	(63,999)	-	2,350	621
	Property, plant and equipment	(31,053)	-	(297)	(78)
	Deferred taxes, net	14,703	-	(453)	(120)
	Liability for employee rights, net	1,979	-	-	-
	Long-term loans and convertible debentures	34,288	-	-	-
	Intangible assets	(174,949)	-	(6,389)	(1,692)
	Minority interest	55,645	-	-	-
	Derivative	1,510	-	-	-
		(161,876)	-	(4,789)	(1,269)

(c)	Supplementary information on investing and financing activities not involving cash flows:
	Issuance of shares upon conversion of convertible debentures	255,676	-	12,198	3,231
	Conversion of convertible debentures of subsidiary	2,598	6,655	-	-
	Purchase of property, plant and equipment on credit	5,690	14,797	174	116

The accompanying notes are an integral part of the consolidated financial statement.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 1 - GENERAL:

a.	Information on the activities of Blue Square Israel Ltd and its subsidiaries

Blue Square-Israel Ltd. ("Blue Square") is an Israeli corporation, which, directly and through its subsidiaries (together - the Company), operates in Israel. All references to the Company include, unless the context otherwise indicates, Blue-Square and its subsidiaries. The Company operates in three reportable segments: (1) Supermarkets, (2) Non-food Retail and Wholesale and (3) Real Estate (see note 2bb1b and note 35).
Blue Square is a limited public company incorporated and is Israeli resident. The Company is under control and ownership of Alon Israel Oil Company Ltd. The address of its registered office is 2 Amal St., Afek Industrial Zone, Rosh Ha’ayin, Israel.  The shares of Blue Square are listed for trading on the New-York Stock Exchange (the "NYSE") and on the Tel-Aviv Stock Exchange (the "TASE").

b.	Convenience translation into U.S dollars (hereinafter-"dollars" or "$")

For the convenience of the reader, the reported New Israeli Shekel (NIS) amounts as of December 31, 2009 have been translated into dollars, at the representative rate of exchange on December 31, 2009 (U.S. $1 = NIS 3.775). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented unless otherwise stated.

a.	Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (hereafter – "IFRS") as issued by the International Accounting Standard Board (hereafter – "IASB"). The Company adopted IFRS for the first time in its 2008 annual financial statements and accordingly applied the transition guidance under IFRS 1 -"First Time Adoption of International Financial Reporting Standards" in those financial statements. The transition date to IFRS under IFRS 1 was January 1, 2007 ("the transition date"); in determining the opening balances as of the transition date, the Company applied the transition guidance and certain exemptions as allowed by IFRS 1.

These financial statements have been prepared under the revised disclosure and presentation requirements of IAS 1 (revised), "presentation of financial statements", which became effective in 2009 (hereafter – IAS 1R; see also bb1.a) below). In accordance with the revised standard the Company presents a statement of changes in equity and an additional statement – statement of comprehensive income (see u  below) – to show items of income and expenses that are 'non-owner changes in equity', separately from owner changes in equity.
As required under the new standard, the Company has also included additional comparative statement of financial position (as of December 31, 2007), to reflect certain reclassifications performed in 2009 (see ab. below).

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

The consolidated financial statements have been prepared under the historical cost convention, as modified by the actuarial adjustments of defined benefit plan assets and liabilities, the revaluation of financial assets (including derivative instruments) at fair value through profit or loss, available for sale financial assets and investment property presented at fair value. The cost of certain non-monetary assets, investments in associated companies and certain equity items as of the transition date have been determined on the basis of their deemed cost, or historical cost adjusted to inflation in Israel through December 31, 2003, as allowed by the IFRS transition guidance.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 4. Actual results may differ materially from estimates and assumptions used by the Company's management.

b.	Consolidated financial statements

1)	Subsidiaries

Subsidiaries are all entities over which the Company has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is obtained by the Company. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Company. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of transaction, plus costs directly attributable to the acquisition.  Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest.  The excess of the cost of acquisition over the fair value of the Company’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less then the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statements.

Inter-company transactions and balances have been eliminated in consolidation. Profit from inter-company sales, not yet realized outside the Company, have also been eliminated.
Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

2)	Transactions with minority interests

The Company accounts for transactions with minority interests as transactions with parties external to the Company. Disposals to minority interests result in gains and losses for the Company and are recorded in the income statement.  Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary.

A put option granted to a minority interest is accounted for as a financial liability based on the present value of the exercise price of the option corresponding reduction of minority interest. Related finance expenses are carried to income statements on current basis.

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

c.	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker is the function responsible for allocating resources and assessing performance of the operating segments,see note bb.1.b).

d.	Foreign currency transactions

1)	Functional and presentation currency

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency).  The consolidated financial statements are presented in NIS, which is the Company’s functional currency and the Company's presentation currency.

2)	Transactions and balances

Transactions in a currency which is different from the functional currency (foreign currency) are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statements of income. Foreign exchange gains and losses are presented in the income statement within finance income or expenses.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

e.	Property, plant and equipment

Property, plant and equipment are initially recognized at acquisition cost. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. When part of an asset is replaced, its carrying amount is derecognized.  All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

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
The assets residual values and useful lives are reviewed, and adjusted if appropriate, at each statement of financial position date.

An assets' carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (see h below).

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within "Other gains (losses)" in the income statement.

f.	Investment property

Investment property is held for long-term rental yields or value appreciation and is not occupied by the Company.  Investment property is initially measured at cost, including transaction costs.  Subsequent to initial recognition, investment property is stated at fair value, reflecting market conditions, determined at least annually by independent appraisers.  "O. Haushner Civil Eng. & Real Estate Apprisal Ltd." and " Barak Friedman Cohen & Co. Economic & Real Estate Appraisal." Fair value is based on current prices in an active market, adjusted, if necessary, for any differences in the nature, location or condition of the specific asset. If such information is not available, the Company uses alternative sources such as recent prices on less active markets or discounted cash flow projections. The fair value of the investment property is reviewed at each statement of financial position date and any changes in fair value are recorded in the income statement under "Net gain from adjustment of investment property to fair value".

Through 2008, real estate under construction or real estate that is being developed for future use as an investment property was initially classified as real estate under erection and reclassified to investment property when the investment or development  were completed. The real estate under construction was measured at cost, and remeasured to fair value when completed with any resulting gain or loss recognized in the income statement. Commencing 2009, the Company applies the amendment to IAS 40 revised (2008 IFRS improvements project) which stipulates that real estate under construction or being developed for future use as an investment property is classified as investment property and measured at fair value from inception.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Land that is held under an operating lease with The Israeli Lands Administration, is classified and accounted for as an investment property, provided that the conditions for such classification are met. In such cases, the lease rights are initially recognized as an asset and the lease obligation as a liability, in a manner similar to a finance lease.

Revenue from the sale of investment property, is recognized when the significant risks and rewards of ownership of the property have been transferred to the buyer; such revenue is not recognized where there are significant uncertainties as to the collection of the consideration of the transaction, the costs related thereto, or when the Company has significant continuing involvement in the property that was sold.

g.	Intangible assets:

1)	Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Company’s share of the identifiable net assets of the acquired subsidiary at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in "Intangible assets."

Goodwill is tested annually for impairment, or earlier, when circumstances indicate that the carrying value may be impaired. Goodwill is carried at cost less any accumulated impairment losses.  Impairment losses on goodwill are not reversed.

Goodwill is allocated to cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

2)	Brand name, trademarks and customer base

The cost of brand name, trademarks and customer base acquired in a business combination is their fair value at the date of acquisition. After initial recognition, these intangible assets which have finite useful lives are carried at cost less accumulated amortization and any accumulated impairment losses. Amortization is calculated using the straight-line method over their estimated useful lives (brand name and trademarks eight to fifteen  years and customer base - fifteen years).

3)	Computer software

The costs of separately acquired computer software licenses are recognized as intangible assets. These licenses are amortized over their estimated useful lives (mainly four years).

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

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

Premiums paid to assume existing operating lease agreements are amortized over the remaining term of the lease.

h.	Impairment of non-financial assets

The Company reviews at each statement of financial position date - whether any events have occurred or changes in circumstances have taken place, which might indicate that there has been impairment. When such indicators of impairment are present, the Company evaluates whether the carrying value of the asset can be recovered, and if necessary, records an impairment provision for the amount needed to write down the carrying amount to the recoverable amount. In addition, assets that have an indefinite useful life, such as goodwill, are not subject to amortization and are tested annually for impairment.

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

In 2008, the Company reorganized the food retail activities (supermarket segment) to incorporate all activities under one subsidiary while, at the same time, organizing the brand names so that the Company could meet the needs of specific customers in each geographic area (promotions, prices and variety) and increase customer loyalty program activities. Consequently, the Company evaluates impairment separately for each cash generating unit (CGU). A CGU can be a single store or a group of stores where the cash inflows of one store are largely interdependent on the  cash inflows of another store in the same geographic area. In evaluating impairment, the Company considers corporate assets relating to the stores or other cash-generating units as well as indirect costs that are directly attributable, or that can be reasonably and consistently allocated, to the stores or cash generating units. As of December 31, 2009, 203 stores in the supermarket segment have been grouped into 84 CGUs; In the non-food segment each store is considered a CGU.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

An impairment loss is recognized in the income statement under "other gain (losses)". Non-financial assets, other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

For a cash-generating unit to which goodwill has been allocated, any impairment loss relating to that unit is initially applied to reduce the goodwill and the balance to reduce the carrying amount of the other assets.

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

a)	Financial assets at fair value through profit or loss

This category includes financial assets designated at fair value through profit or loss; a financial asset is classified in this category if management has designated it as such, because it is managed and its performance is evaluated on a fair-value basis.
Derivative financial instruments are also classified as held for trade since they are not designated for hedging purposes. Assets in this category are classified as current assets if they are held for trading or expected to be disposed of within one year from the date of the statement of financial position.

b)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.  They are included in current assets, except for maturities greater than 12 months after the statement of financial position date. These are classified as non-current assets. The Company’s loans and receivables comprise "trade and other receivables", "short-term bank deposit" and "cash and cash equivalents".

c)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified to any of the other categories.  They are included in non-current assets unless management intends to dispose of the investment within 12 months of the statement of financial position date.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

2)	Recognition and measurement

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

Gains or losses arising from changes in the fair value of the "financial assets at fair value through profit or loss" category are presented in the income statement within finance income or expenses in the period in which they arise.

Gains or losses arising from changes in the fair value of available-for-sale securities are recognized in other comprehensive income (hereafter – OCI). Interest on monetary securities (debt instruments) that are available for sale, is recognized in the income statement as part of "finance income or expenses" using the effective interest method.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognized in OCI are reclassified and included in the income statement as part of "finance income or expenses".

The Company assesses at each statement of financial position date whether there is objective evidence that a financial asset or a group of financial assets is impaired. Evidence of impairment may include indications of an event that has an impact on the estimated future cash flows of the financial asset.  In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in the income statement – is removed from equity and recognized in the income statement. Impairment losses recognized in the income statement on equity instruments are not reversed through the income statement; increases in fair value after impairments are recognized directly in equity.
In the case of debt investments, if the fair value subsequently increases and the income can be objectively related to an event occurring after the impairment loss was recognized; the impairment loss is reversed through the income statement.
Impairment testing of trade receivables is described in note m below.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

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

The Company evaluates inventory shrinkage throughout the year based on the results of periodic stock taking in its stores, and records allowances based on the results of these counts to provide for estimated shrinkage as of statement of financial position date.

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

Bank overdrafts are presented-within "credit and loans from banks and other" in current liabilities in the statement of financial position. For the purposes of the consolidated statement of cash flows, cash and cash equivalents are presented net of bank overdrafts.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

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

The Company is entitled to certain rebates only upon meeting specified purchasing targets, such as the fulfillment of a minimum annual purchase quota (in quantitative or monetary amounts), or an increase in purchases in comparison with purchases made in previous periods. The related rebates are recognized in the financial statements as earned on a pro rata basis, based on a systematic calculation of the extent to which the Company has reached the target.

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

For convertible debentures, in which the conversion component constitutes an embedded derivative (and not equity) whose economic characteristics and risks are not closely related to the debentures, the debentures are initially recognized as the difference between the total proceeds from issuance and the fair value of the bifurcated embedded derivative at the date of issuance. Subsequent to initial recognition, the embedded derivative is measured at each statement of financial position date at fair value, while the debentures are measured at amortized cost.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Loans from banks, debentures and convertible debentures, are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the statement of financial position date.

r.	Current and deferred income taxes

The tax expense for the period comprises current and deferred tax. Tax is recognized in the income statement, except to the extent that it relates to items recognized in OCI or directly in equity. In this case the tax is also recognized in OCI or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the statement of financial position date. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax are provided, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax is not recognized, if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither the accounting nor taxable profit. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the statement of financial position date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is  settled.

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

Deferred income tax assets and liabilities are offset when there is legally enforceable right to offset current tax assets against current tax liabilities and the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

s.	Employee benefits

1)	Retirement benefit obligations

The Company operates various pension schemes. The schemes are generally funded through payments to insurance companies or trustee-administered funds, determined by periodic actuarial calculations. The Company has both defined benefit and defined contribution plans. A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate and independent entity. The Company has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

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

As for employees included in defined Benefit plans, the Company's defined benefit obligation is based on the amount of benefits that such employees are entitled to receive upon retirement, which is based on the number of years of employment and the employee’s last monthly salary.

The retirement benefit obligation recognized in the statement of financial position is the present value of the defined benefit obligation at the statement of financial position date less the fair value of plan assets. The defined benefit obligation is calculated annually by Ernst & Young Israel, an independent qualified actuary (hereafter – independent qualified actuary) using the projected unit credit method.

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

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Actuarial gains and losses are a component of other comprehensive income or loss and are carried directly to accumulated deficit.

Amounts funded for retirement benefits are measured at fair value. These funded amounts represent “plan assets”, as defined by IAS 19, and therefore are offset from retirement benefit obligation for statement of financial position presentation.

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

The provision for unutilized sick leave is based on an annual actuarial calculation by an independent, qualified actuary: In making such a computation, the actuary makes actuarial assumptions (rates of employee turnover, future salary levels etc). The cost of this benefit is recognized using the same method used for defined benefit retirement plans. Actuarial gains and losses are recognized outside of profit or loss in the OCI in the period which they arise.

3)	Termination benefits

Termination benefits are payable when employment is terminated by the Company before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits when it is demonstrably committed according to a detailed formal plan without possibility of withdrawal to either: terminating the employment of current employees; or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after the statement of financial position date are discounted to their present value.

4)	Jubilee grant

Pursuant to employee agreements, certain employees are entitled to receive a jubilee grant upon completion of service of 20, 30 and 35 years.
A provision in respect of the jubilee grant that has been recorded in the consolidated financial statements and is based on an annual actuarial calculation, by an independent, qualified actuary.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

5)	Vacation and recreation benefits

Every employee is legally entitled to vacation and recreation benefits, both computed on an annual basis.  This entitlement is based on the term of employment.  The Company records a liability and expense for vacation and recreation pay, based on the benefits that have been accumulated for each employee.

6)	Share-based payment

The Company operates an equity-settled, share-based compensation plan.  Under this plan, the Company grant its employees stock options at its discretion.  The fair value of the employee services received in exchange for the grant of the options is recognized as an expense in the income statement with a corresponding credit to accumulated deficit in equity. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options on the date on which they are granted. At each statement of financial position date, the Company revises its estimates of the number of options that are expected to vest. It recognizes the impact of the revision of original estimates, if any, in the income statement, with a corresponding adjustment to accumulated deficit in equity.

The consideration received upon exercise of stock options, net of any directly attributable transaction costs, are credited to share capital and additional paid in capital.

7)	Profit sharing and bonus plans

The Company recognizes a liability and an expense for bonuses and profit-sharing for employees, based on a formula that takes into consideration the profit attributable to the supermarket stores after certain adjustments. The Company recognizes a provision where contractually obligated or where there is a past practice that has created a constructive obligation.

t.	Provisions

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

Provisions are measured at present value according to management's best estimate of the expenditure required to settle the obligation at the statement of financial position date.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

u.	Other comprehensive income

Comprehensive income is comprised of net income for the year and other income and expense items that are not taken into account in determining net income, and which are considered  components of other comprehensive income; The Company's other comprehensive income or loss items are in respect of fair value adjustments of available for sale financial assets and actuarial adjustments of employee defined benefit plans.

v.	Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods - in the ordinary course of the Company’s activities. Revenue is shown net of value added tax, returns, rebates and discounts and after eliminating sales within the Company.

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

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

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

4)	Club member awards and loyalty programs

Club members participating in the Company's programs are entitled to earn benefits upon purchasing goods, which can be utilized over a specific term to receive certain free gifts or discounts on products or receive certain products sold by the Company free of charge.
The Company applies IFRIC 13: "Customer Loyalty Programmes" as from the transition date to IFRS, and accordingly deferres revenue from such sales representing the fair value of such benefits. The attributed fair value, takes into account management estimates of awards that will expire unexercised. The deferred revenue is recognized in income (carried to sales) when the award is exercised by the customer.

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

Advertising costs are expensed as incurred. Reimbursements from suppliers in respect of specific joint advertising campaigns are recognized as a reduction of these costs, in accordance with the terms of specific agreement.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

y.	Leases

Lease agreement in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

Long term lease arrangements of land with the Israeli Lands Administration and municipality of Tel-Aviv, except when such land is classified and accounted for as investment property (see below), are classified and accounted for as an operating lease. Prepaid lease fees are included in the statement of financial position as "prepaid expenses under operating leases" and are charged to the income statement over the term of the lease, including any options to extend the term if it was reasonably certain, when the lease agreement was first signed, that the Company will exercise the option.
As to the expected change in classification of such land under amendment to IAS 17 "Leases" (hereafter – IAS 17) see bb2c below.

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

ab.	Reclassifications

Derivative instruments at December 31, 2008, in respect of CPI forward transactions in the total amount of NIS 11,593 were reclassified from current to non-current liabilities, to give effect to  amendments to IAS 1R that were included in the IFRS Improvements for 2008 and 2009 (see bb.1.a)) In addition, the Company reclassified NIS 15,000  As of December 31, 2007 and 2008 relating to shares in a company that holds real estate property from Investment property to Investment in securities at fair value through profit and loss.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

bb.	New and Amended IFRS and Interpretations

New International Financial Reporting Standards, Amendments to Standards and New interpretations

1.	The following new standards and amendments to standard are mandatory for the first time for the financial year beginning January 1, 2009:

a)
IAS 1 (revised), "presentation of financial statements" (hereafter – IAS 1R). The revised standard prohibits the presentation of items of income and expenses (that is 'non-owner changes in equity') in the statement of changes in equity, requiring "non-owner changes in equity" to be presented separately from owner changes in equity. All 'non-owner changes in equity' are required to be shown in a performance statement.

Entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the statement of income and statement of comprehensive income).

The Company has elected to present two statements: a statement of income and a statement of comprehensive income. The financial statements have been prepared under the revised disclosure requirements.

In addition, the amendment to IAS 1R explains that only some, and not all, financial assets and liabilities classified as ‘held for trading’ under the provisions of International Accounting Standard No. 39, ‘Financial Instruments – Recognition and Measurement’ (“IAS 39”) can be regarded as examples of assets and liabilities classified as current.  As part of the application of the amendment, the Company classified financial liabilities at fair value through profit or loss in respect of CPI forward transactions ( see ab above).

b)
IFRS 8, "Operating segments" (hereafter-IFRS 8). The Company has retrospectively applied in 2009 IFRS 8, which  replaces IAS 14, "Segment reporting". IFRS 8 requires a 'manegment approach' under which segment information is presented on the same basis as that used for internal reporting purposes.

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker.

The Company has also elected to early adopt an amendment to IFRS 8 published in May 2009 in the IFRS improvements, which clarifies that the disclosure of a measure of segment assets  is required only if the measure is regularly provided to the chief operating decision maker. The Company's does not  regulary reports to the chief operating decision maker the information regarding segment assets and accordingly did not disclose any measure of the segment assets in these financial statements.

Segment information, based on the new standard requirements is presented for all reported periods in Note 35.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

c)	IFRS 7 "Financial instruments" – Disclosures (amendment) – effective January 1 2009.
The amendment requires enhanced disclosures about fair value measurement and liquidity risk. In particular, the amendment requires disclosure of fair value measurements by level of a fair value measurement hierarchy. As the change in accounting policy only results in additional disclosures, there is no impact on financial position or results of Company's operations.

d)
Amendment to IAS 24 - "Related Party Disclosures" (hereafter - the amendment to IAS 24).  The amendment simplifies the definition of related party so that the disclosure required by certain entities is expanded; the amendment also eliminates inconsistency between disclosures of two parties of the same transaction. The amendment to IAS 24 applies retroactively. The Company elected early adoption of the Amendment to IAS 24, in these financial statements.

2.	The following new standards, amendments to standard and interpretations have been issued, but are not effective for the financial year beginning January 1, 2009 and have not been early adopted:

a)
IFRS 3 (revised), "Business combinations" (effective from July 1, 2009). The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payment classified as debt subsequently re-measured through the income statement. There is a choice on an acquisition-by- acquisition basis to measure the non-controlling interest in the acquiree at fair vale or at the non-controlling interest's proportionate share of the acquiree's net assets. All acquisition-related costs should be expensed. The Company will apply IFRS 3 (revised) prospectively to all business combinations from January 1, 2010.

b)	IAS 27R - "Consolidated and Separate Financial Statements" (effective for financial years commencing on or after July 1, 2009).
IAS 27R requires that the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and accordingly, no further goodwill or gain or loss would arise from these transactions. As of the effective date, losses are attributed to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.  IAS 27R also discusses the accounting treatment applied upon loss of control of a subsidiary. Any retained equity interests in the investee are to be remeasured to fair value and the resulting gain or loss is recognized in profit or loss. The Company will implement IAS 27R prospectively with respect to future transactions with non-controlling interests, commencing January 1, 2010.

c)
Amendment to IAS 17– in effect for annual reporting periods commencing January 1, 2010 and thereafter.  The amendment is part of the annual improvements project of the IASB published in April 2009.  In accordance with the amendment to IAS 17, the demand that lease of land would be classified automatically as operating lease in any case where it is not expected that ownership will be transferred to the lessee at the end of the lease period is cancelled.  Accordingly, the lease of land would be accounted for based on the regular criteria for classification as a finance lease or as an operating lease and based on the information available at time of entering into the lease agreement with retrospective application; unless the entity does not have the information required to apply the amendment to IAS 17 retrospectively.

The Company will apply the amendment to IAS 17 commencing January 1, 2010. The Company is expecting that most of the lease arrangements of land that is leased from the Israeli Land Administration will be reclassified as financial leases. The Company currently assesses the potential effects of application of IAS 17 on its financial statements.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

d)
IAS 38 (amendment), "Intangible Assets". The amendment is part of the IASB’s annual improvements project published in April 2009 and the Company will apply IAS 38 (amendment) from the date IFRS 3 (revised) is adopted. The amendment clarifies guidance in measuring the fair value of an intangible asset acquired in a business combination and it permits the grouping of intangible assets as a single asset if each asset has similar useful economic lives. The amendment will not result in a material impact on the Company’s financial statements.

e)
IFRS 9, "Financial Instruments". On November 12, 2009, the IASB issued IFRS 9 as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 introduces new requirements for classifying and measuring financial assets that must be applied starting January 1, 2013, with early adoption permitted. The IASB intends to expand IFRS 9 during 2010 to add new requirements for classifying and measuring financial liabilities, derecognition of financial instruments, impairment, and hedge accounting. IFRS 9 divides all financial assets that are currently in the scope of IAS 39 into two classifications – those measured at amortised cost and those measured at fair value. Classification is made at the time the financial asset is initially recognised, namely when the entity becomes a party to the contractual provisions of the instrument. A debt instrument that meets the following two conditions can be measured at amortised cost (net of any writedown for impairment): the objective of the entity's business model is to hold the financial asset to collect the contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding. All other debt instruments must be measured at fair value through profit or loss. Further, embedded derivatives that under IAS 39 would have been separately accounted for at fair value through profit and loss because they were not closely related to the financial host asset will no longer be separated. Instead, the contractual cash flows of the financial asset are assessed in their entirety, and the asset as a whole is measured at fair value through profit and loss if any of its cash flows do not represent payments of principal and interest. Also all equity investments in scope of IFRS 9 are to be measured at fair value in the statement of financial position, with value changes recognised in profit or loss, except for those equity investments for which the entity has elected to report value changes in OCI. IFRS 9 does not address financial liabilities. The Company currently assesses the potential effects of application of IFRS 9 on its financial statements.

f)
IFRIC 17, 'Distribution of Non-Cash Assets to Owners' – this interpretation determines the accounting for distribution of non-cash assets to shareholders ("dividend in kind"). The Interpretation determined the time for initial recognition of such a liability and the way this liability is measured until actual distribution. This Interpretation will be applied prospectively as from January 1, 2010.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 3 – FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS:

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

Risk management is carried out by the chief financial officer and treasury department of each entity based on policies approved by the board of directors. Treasury identifies, evaluates and hedges financial risks in close cooperation with the Company’s operating units. The board of directors provides principles for overall risk management, covering specific areas, such as interest rate risk, credit risk, foreign exchange risk, use of derivative financial instruments and non-derivative financial instruments, raising long- term debt and investment of excess liquidity.

(a) Market risk

(i) Price risk

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

The table below summarizes the impact on the Company’s post-tax profit for the year and on Comprehensive income of an increase/decrease of 5% in the market price of the investments. The analysis is based on the assumption that all other variables are held constant.

	Year ended December 31			December 31
	2007	2008	2009	2007	2008	2009
	NIS in millions
	Impact on post-tax profit			Impact on Comprehensive income
Government bonds	0.1	-	-	3.1	2.7	4.1
Corporate bonds	1.1	0.5	0.2	3.9	3.5	2.9
	1.2	0.5	0.2	7.0	6.2	7.0

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 3 – FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued):

Post-tax profit for the year would increase/decrease as a result of gains/losses on debt securities classified as at fair value through profit or loss. Equity would increase/decrease as a result of gains/losses on debt securities classified as available for sale and securities classified as fair value through profit and loss.

Blue Square and certain of its subsidiaries have issued convertible debentures. The conversion components are embedded derivatives which are measured at each reporting date at fair value. At December 31, 2009, if the market price of the Company’s or the relevant subsidiary’s shares had increased/decreased by 5% with all other variables held constant, the effect on the fair value of the embedded derivatives would have been increased/decreased post –tax profit for the year by NIS 1.2 million (2008: NIS 1.1 million, 2007: NIS 3.9 million).

(ii) Foreign currency risk

The operating units comprising the Company are domiciled and operate in Israel. Some of those units import part of their inventories and raw materials. Those units are exposed to foreign currency risk arising primarily with respect to the US dollar.  Some units use forward currency contracts in order to hedge part of the foreign currency risk.

At  December 31, 2009 and 2008, the Company did not have any substantial balances in foreign currencies and, therefore, the Company’s exposure to foreign exchange risk was immaterial.

One of the Company's subsidiary signed a rent agreement which is fixed in Swiss Franc (CHF). This agreement include an embedded derivatives which is measured at each reporting date at fair value.

At  December 31, 2009 if the currency had weakened/strengthened by 5% against the CHF with all other variables held constant, post-tax profit for the year would have been NIS 1.3 million lower/higher (2008: NIS 1.8 million, 2007: NIS 2.1 million).

(iii) CPI risk

The Company has an excess of CPI- linked liabilities over CPI - linked assets (mainly in respect of outstanding debentures and loans),(These derivatives do not qualify for hedge accounting under IFRS) The Company uses forward CPI contracts in order to partially hedge this risk. At December 31, 2009 if the CPI had increased/decreased by 2% with all other variables held constant, post-tax profit for the year would have decreased/increased by NIS 20.2 million (2008: NIS 13.6 million, 2007: NIS 17.2 million).

(iv) Cash flow and fair value interest rate risk

Borrowings issued at variable rates expose the Company to cash flow interest rate risk. Borrowings issued at fixed rates expose the Company to fair value interest rate risk. At December 31, 2009 if interest rates on borrowings had been 5% higher/lower with all other variables held constant, post-tax profit for the year would have been NIS 0.1 million (2008: NIS 0.1 million) lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings.
The Company’s investments in debt securities of fixed rates and short-term deposit expose the Company to fair value interest rate risk.  If interest rates had been 5% higher/lower with all the other variables held constant other components of equity would have been NIS 6.8 million (2008: NIS 5.7 million, 2007: NIS 5.8 million) lower/higher mainly as result of the decrease/increase in the fair value of these debt securities classified as available for sale.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 3 – FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued):

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

(c) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through and adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, the Company's operating units maintain flexibility in funding by use of credit facilities.

Management monitors rolling forecasts of the Company’s liquidity reserve (comprised of borrowing facilities and cash and cash equivalents) on the basis of expected cash flows. This is generally carried out at corporate’s level. These reserves vary by location to take into account the liquidity of the market in which the Company operates. In addition, the Company’s liquidity management policy involves projecting cash flows and considering the necessary level of liquid assets, monitoring statement of financial position liquidity requirements, and maintaining debt financing plans.

The table below analyses the Company’s financial liabilities and net-settled derivative financial liabilities into relevant maturity groupings based on the remaining period at the date of the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.  Therefore, these amounts will not reconcile to the amounts disclosed in the statement of financial position except for balances due within 12 months which equal their carrying amounts as the impact of discounting is not material.
The table does not include the liabilities for operating leases, and the related embedded derivatives, contractual cash flows for operating leases are presented in note 32c. Cash flows relating to conversion component of convertible debentures are included in the maturities of the debentures above.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 3 – FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued):

	December 31, 2009
	Less than 1 Year	Between 1 and 2 Years	Between 2 and 5 Years	Over 5 Years	Total
	NIS in thousands
Trade payables	915,845	-	-	-	915,845
Other payables	460,000	-	-	-	460,000
Bank loans	307,694	142,639	258,362	341,752	1,050,447
Debenture and convertible debentures	150,025	106,747	882,408	752,244	1,891,424
Other long-term payables	4,561	10,914	-	2,966	15,475
Total	1,838,125	260,300	1,140,770	1,096,962	4,336,157

	December 31, 2008
	Less than 1 Year	Between 1 and 2 Years	Between 2 and 5 Years	Over 5 Years	Total
	NIS in thousands
Trade payables	1,004,799	-	-	-	1,004,799
Other payables	436,471	-	-	-	436,471
Forward contracts (fair value)	-	11,593	-	-	11,593
Bank Loans	236,163	116,496	214,220	68,163	635,042
Debenture and convertible debentures	78,589	132,231	506,149	812,258	1,529,227
Other long-term payables	9,130	28,249	15,783	1,383	54,545
Total	1,765,152	288,569	736,152	881,804	3,671,677

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

Consistent with others in the industry, the Company monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt to EBITDA. Net debt is calculated as total borrowings (including ‘current and non-current borrowings’ as shown in the consolidated statement of financial position) less cash and cash equivalents and other liquid financial assets. This ratio is a non-GAAP figure not determined in IFRS and its definition and calculation may vary from one Company to another. The Company considers this ratio to be an important measure for investors, analysts and rating agencies. The debentures of Blue Square are rated ilA+ Negative by S&P Maalot, see note 19d.(3).

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 3 – FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued):

c.       Fair value estimation

Effective January 1, 2009, the Company adopted the amendment to IFRS 7 for financial instruments that are measured in the statement of financial position at fair value, this requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:
•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).
•	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).
•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

The following table presents the Company’s assets and liabilities that are measured at fair value at December 31, 2009.

	Level 1	Level 2	Level 3	Total balance
	NIS in thousands
Assets:
Financial assets at fair value through profit or loss:
Corporate bonds	4,733	-	-	4,733
Forwards contracts over Israeli CPI	-	9,690	-	9,690
Diners option	-	-	12,266	12,266
Embedded derivatives in rent agreements	-	425	-	425
Equity securities	-	-	25,000	25,000
Available-for-sale financial assets -
Goverment Bonds	110,884	-	-	110,884
Corporate Bonds	72,295	-	-	72,295
Total assets	187,912	10,115	37,266	235,293
Liabilities:
Embedded derivatives:
Conversion component embedded in convertible debentures	-	11,898	-	11,898
Rent agreements	-	7,591	-	7,591
Total liabilities	-	19,489	-	19,489

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 3 – FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued):

The fair value of financial instruments traded in active markets is based on quoted market prices at the statement of position  date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the Company is the closing market price. These instruments are included in level 1. Instruments included in level 1 investments in Israeli Government debt securities and debt securities of entities that are publicly traded on the Tel Aviv Stock Exchange. These instruments classified as trading securities or available-for-sale. The fair value of financial instruments that are not traded in an active market  is determined by using valuation techniques. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Specific valuation techniques used to value financial instruments include:

•	Quoted market prices or dealer quotes for similar instruments.
•	The fair value of forward contracts over the Israeli CPI are calculated as the present value of the estimated future cash flows based on observable yield curves.
•	The fair value of forward foreign exchange contracts is determined using forward exchange rates at the statement of financial position date, with the resulting value discounted back to present value.
•
For the Diners options – the fair value was determined based on binominal valuation model, which takes into account Diner's expected profits multiples of earnings of quoted companies in Israel in this field of operations, Costs of recruiting and mainting credit card users

•	For the equity securities - discounted cash flow analysis was used to determine the fair value.

Regarding the fair value of non-current borrowings, see Note 19(1)(d).

The following table presents the changes in level 3 instruments for the year ended December 31, 2009.

	Investment in
	equity securities	Diners option	Total
	NIS in thousands
Opening balance	15,000	4,700	19,700
Gains and losses recognized in profit or loss	10,000	7,566	17,566
Closing balance	25,000	12,266	37,266
Total gains or losses for the year included in profit or loss for assets held at the end of the reporting year	10,000	7,566	17,566

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 3 – FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued):

d.           Financial Instruments by category
	December 31, 2009
	Loans and Receivables	Assets at fair value through profit and loss	Available for sale	Total
	NIS in thousands
Cash and cash equivalents	612,227	-	-	612,227
Short term bank deposits	67	-	-	67
Investment in securities	-	29,733	183,179	212,912
Trade receivables	809,783	-	-	809,783
Other receivables excluding prepayments and other	55,823	-	-	55,823
Derivative financial instrument (Forward Contracts)	-	9,690	-	9,690
Loans to associates	2,094	-	-	2,094
Other long-term receivables	1,125	-	-	1,125
Non-current derivative financial instruments	-	12,691	-	12,691
Total	1,481,119	52,114	183,179	1,716,412

	December 31, 2009
	Other financial liabilities at amortized cost	Liabilities at fair value through the profit and loss	Total
	NIS in thousands
Credit and loans from banks and others	143,086	-	143,086
Trade payables	917,585	-	917,585
Other account payables and accrued expensses	456,054	-	456,054
Bank loans	728,233		728,233
Convertible debentures	130,123	-	130,123
Conversion component embedded in convertible debentures	-	11,898	11,898
Debentures	1,327,986	-	1,327,986
Derivatives financial instruments		7,591	7,591
Other liabilities	20,919	-	20,919
Total	3,723,986	19,489	3,743,475

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 3 - FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued):

d.           Financial Instruments by category (continued)
	December 31, 2008
	Loans and Receivables	Assets at fair value through the profit and loss	Available for sale	Total
	NIS in thousands
Cash and cash equivalents	95,325	-	-	95,325
Short term bank deposits	206	-	-	206
Investment in securities	-	*29,713	157,136	186,849
Trade receivables	729,970	-	-	729,970
Other receivables excluding prepayments and other	69,926	-	-	69,926
Loans to associates	2,180	-	-	2,180
Other long-term receivables	1,088	-	-	1,088
Non-current derivative financial instruments	-	5,248	-	5,248
Total	898,695	34,961	157,136	1,090,792

	December 31, 2008
	Other financial liabilities at amortized cost	Liabilities at fair value through the profit and loss	Total
	NIS in thousands
Credit and loans from banks and others	77,988	-	77,988
Trade payables	1,006,386	-	1,006,386
Other account payables and accrued expensses	394,918	-	394,918
Bank loans	474,499		474,499
Convertible debentures	148,549	-	148,549
Conversion component embedded in convertible debentures	-	7,975	7,975
Debentures	985,844	-	985,844
Non-current derivatives financial instruments	-	*21,074	21,074
Other liabilities	38,370	-	38,370
Total	3,126,554	29,049	3,115,603

*Reclassified

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 3 - FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued):

 e.  Credit quality of financial assets

The credit quality of financial assets that are neither past due nor impaired can be assessed by   reference to the internal composition based on historical information that has been accumulated in   the Company's entities over the years, as follows:

	December 31
	2008	2009
	NIS in thousands
Trade receivables
Balances with related party (note 34)	56,550	58,479
Credit cards	482,345	545,770
Insured checks receivables*	40,091	54,590
Checks receivables	81,935	85,276
Open accounts	48,663	44,052
	709,584	788,167

*
The Company and part of the Company's subsidiaries are engaged with check credit companies to fully receive payments of checks that have been approved by the check credit company, even if no cover is available at the indicated time of payment.

Cash and cash equivalents and short term bank deposit

Most of the Company Cash and cash equivalents and short term deposit at December 31, 2009 were deposited with major banks in Israel.

Available-for-sale debt securities

As described in note 3, the Company's investments are publicly traded in the Tel-Aviv Stock Exchange and independently rated with a minimum A+ at the date of investment.

The balances are presented at fair value; provision for impairments were carried from equity into the income statements, when necessary.

The maximum exposure to credit risk at the reporting date is the carrying value of the financial assets presented in the statement of financial position.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 3 - FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued):

f.       Company exposure of monetary balances:

1.	The currency exposure of the Company's monetary assets and liabilities and their fair value balances is as follows:

	December 31, 2009
	NIS linked to CPI	NIS unlinked	US Dollar	Other currencies	Other(*)	Total	Fair value
	NIS in thousands
Assets:
Cash and cash equivalents	-	612,227	-	-	-	612,227	(**)
Short term bank deposit	-	67	-	-	-	67	(**)
Investment in securities	96,842	91,070	-	-	25,000	212,912	212,912
Trade receivables	-	809,783	-	-	-	809,783	(**)
Other accounts receivables	749	55,074	-	-	-	55,823	(**)
Income taxes receivable	84,274	-	-	-	-	84,274	(**)
Derivative financial instruments	9,690	-	425	-	12,266	22,381	22,381
Other long-term receivables	3,275	-	-		-	3,275	(**)
Total assets	194,830	1,568,221	425	-	37,266	1,800,742

Liabilities:
Credit and loans from banks and others	365	142,721	-			143,086	(**)
Trade payables	-	913,948	3,460	177	-	917,585	(**)
Other accounts payable and accrued expenses	24,860	462,819	-	-	-	487,679	(**)
Income tax payables	6,051	-	-	-	-	6,051	(**)
Provisions	-	51,298	-	-	-	51,298	(**)
Loans	317,409	410,824	-	-	-	728,233	737,316
Debentures	1,327,986	-	-	-	-	1,327,986	1,429,528
Convertible debentures	142,066	-	-	-	-	142,066	148,866
Other long-term liabilities	8,398	3,357	9,164	-	-	20,919	(**)
Derivative financial instruments	-	-	1,075	6,516	-	7,591	7,591
Total liabilities	1,827,135	1,984,967	13,699	6,693	-	3,832,494

(*) Financial instrument that are not monetary assets

(**) The fair value of those  monetary balances are usually identical or close to their carrying value.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 3 – FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued):

2.	Changes in the exchange rates of the US dollar and the Israeli CPI, in the reported periods are as follows:

Year	Exchange rate of the US dollar	Israel known CPI (1)	Israel actual CPI (2)
	%	%	%

2009	(0.7)	3.8	3.9
2008	(1.1)	4.5	3.8

(1)	Calculated based on published CPI date (through November of end year)
(2)	Calculated based on actual CPI date (through December of end year)

NOTE 4 - CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS:

Estimates and judgments are continually evaluated, and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Company makes estimates and assumptions concerning the future. The uncertainty inherent in accounting estimates can result in outcomes that differ materially from the estimates. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

1)	Impairment of non financial assets

In accordance with the accounting policy stated in note 2, the Company reviews at each statement of financial position date whether any events have occurred or changes in circumstances have taken place, which might indicate that there has been an impairment of property, plant and equipment and identifiable intangibles. When such indicators of impairment are present, the Company evaluates whether the carrying value of the asset in the Company's accounts can be recovered from the cash flows anticipated from that asset, and, if necessary, records an impairment provision necessary to adjust the carrying amount to the recoverable amount.

The recoverable amount of an asset is the higher of the net selling price of the asset's fair value less cost to sell and its value in use. These calculations require the use of estimates.

Company tests at least annually whether goodwill has been impaired in accordance with the accounting policy stated in note 2. The recoverable amount of the cash-generating unit (CGU) to which goodwill has been allocated is determined based on value-in-use calculations. These calculations require the use of estimates. See note 8 for details of key assumptions.

Referring to goodwill (as allocated to the CGUs, see above), the Company performed a sensitivity analysis for the key assumption used in its annual goodwill impairment test, determined that an increase in the pre-tax discount rate of 0.5% would result in the estimated recoverable amount of Leisure CGU falling below its carrying amount by NIS 2.7 million.
At December 31, 2009, the recoverable amount of this CGU exceeded the carrying value of goodwill allocated to this CGU by 6%. The Company's management believes that the Leisure CGU is at risk for goodwill impairment in case that the pre-tax discount rate will increase by 0.5%.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 4 – CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (continued):

The fair values of other CGUs are substantially higher than the carrying value.

Referring to property plant and equipment, when the discount rate is different by 0.5% from management estimate the carrying value of property, plant and equipment will be NIS 776 thousand lower or NIS 762 thousand higher.
When growth rate is different by 0.5% from management estimate the carrying value of property, plant and equipment will be NIS 2.7 million lower or NIS 2.8 million higher.

2)	Adjustment of investment property to fair value

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

When the discount rate is different by 0.5% from management estimate the fair value of investment property will be NIS 17.7 million lower or NIS 20 million higher. When the discount rate is different by 1% from management estimate the fair value of investment property will be NIS 34.3 million lower or NIS 41.6 million higher.

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

The provisions for legal claims are recorded based on the estimates of the Company’s management (after consulting with the legal counsel) as to the likelihood that cash flows will be required to settle these liabilities, and at the discounted amounts of such cash flows.

5)	Income taxes and deferred taxes

There are many transactions and calculations for which the ultimate tax determination is uncertain.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 4 – CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (continued):

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

6)	Impairment of available-for-sale financial assets

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

7)	Fair value of derivative and other financial instruments

The fair value of financial instruments that are not traded in an active market (for example, derivatives and equity securities) is determined by using valuation techniques. The Company uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at each statement of financial position date. The Company has used discounted cash flow analysis for various derivative financial assets that are not traded in active markets. Changes in assumptions could affect the reported fair value of these financial instruments.

NOTE 5 - BUSINESS COMBINATIONS AND REORGANIZATION OF CERTAIN ACTIVITIES

i)	Non Food Retail and Wholesale segment

a.	Acquisitions:

1)	Bee Group Retail Ltd. ("Bee group"):

a)
In April 2007, the Company purchased additional 10% of the issued and paid-up share capital of Bee Group – a 50% subsidiary controlled by the Company - in consideration for NIS 5 million. The excess of cost over the carrying amount of the minority interest acquired - in the amount of NIS 1.8 million - was recorded as goodwill.

b)
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

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 5 - BUSINESS COMBINATIONS AND REORGANIZATION OF CERTAIN ACTIVITIES (continued):

Furthermore, during the five-year period from date of closing, the Company is entitled to acquire the remaining 15% of Bee Group's share capital (the "Remaining Shares") for the aggregate consideration of approximately NIS 21.24 million, increased by 7.5% annually until actual payment (the "Call Option") (see note 18 and note 20).  At the second anniversary of the closing date, the Sellers are entitled to sell the Remaining Shares to the Company for the same exercise  price as for the Call Option in the event the Company had not previously exercised the Call Option (the "Put Option"). The agreement provides that in the event Bee Group completes an initial public offering of its shares during the three years from date of closing, the exercise price in the Call Option and the Put Option would generally be adjusted in accordance with the value ascribed to the Bee Group in the offering (including in the event the Call Option and Put Option had been  previously exercised). As a result of the above, the Company accounts for 100% ownership and control in Bee Group as from September 2008; the put option to the minority interest is accounted for as a financial liability based on the current redemption value of the exercise price of the option with a corresponding reduction of minority interest and an increase in goodwill of  NIS 17.9 million.

As part of the acquisition arrangement, Bee Group has paid cash dividend to Bee Group shareholders in the aggregate amount of NIS 13.7 million, of which the Sellers received NIS 11 million.

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

3)	Na’aman Porcelain Ltd.("Na'aman")

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

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 5 - BUSINESS COMBINATIONS AND REORGANIZATION OF CERTAIN ACTIVITIES (continued):

The financial statements of Naaman were consolidated for the first time in 2007. The consolidated income statement for the year 2007 includes the share in the profits of Naaman for the period from the date of acquisition to December 31, 2007.

In May 2009, 446,723 options to purchase ordinary share of Naaman were exercised, and any remaining options expired. As a result, the Company's holding decreased and a gain in the amount of NIS 0.3 million was recognized in the income statement.

4)	Other - first time consolidation

During 2009, the Company acquired shares of Rav Kat Natania ltd. which operates in the baby products field for a total consideration of NIS 1.75 million.

b.	Bee Group Reorganization

During 2008 and 2009, Bee Group reorganized its holding of its subsidiaries ..

1)	Agreement for merger of Sheshet Chain of stores for House hold utensils Ltd with Na'aman:

As part of the reorganization, Na'aman issued ordinary shares to Bee Group in consideration for its 75% holdings in Sheshet's issued share capital, and as a result Bee Group has increased it holdings in Na'aman and decreased its holdings in Sheshet. In addition, Na'aman has also issued ordinary shares to the other shareholder of Sheshet in consideration for its 25% holdings in Sheshet's issued share capital, and as a result Bee Group decreased its holding in Na'aman.
As a result of the decrease in Bee Group holdings in Sheshet, Bee group recognized a gain of NIS 12 million, and as a result of the increase in Bee Group holdings in Na'aman, Bee group recognized an increase in goodwill in the amount of NIS 11.6 million.

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

3)	Doctor Baby

In November 2009, following Board of directors resolutions and notices given to its  shareholders, Dr. Baby Ltd. (a 50% subsidiary that is controlled by the Company; hereafter - "Dr Baby"), issued 5,000 new shares to the Company,  for the total consideration of NIS 19.5 million. As a result, the holding of the other shareholders of Dr Baby was diluted while the  Company's holding increased by additional 48.1%.
The other shareholders are disputing this change in shareholding and the matter was brought to an arbitration process which is still ongoing (see note 31l).

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 5 - BUSINESS COMBINATIONS AND REORGANIZATION OF CERTAIN ACTIVITIES (continued):

The other shareholders have no commitment to provide additional funding to Dr. Baby and consequently, the Company is reflecting 100% of Dr Baby's losses. Hence, any unfavorable decision of the arbitrator as to the issuance of these shares and the exercise of their rights is not expected to have material effect the Company's financial statements.

4)	In addition to Bee Group reorganization, in 2009, there was an union of headquaters, the expenses in an amount of approximately NIS 2.7 million were recognized in "other gains (losses)".

c.	Additional investments in subsidiary

On June 1, 2009  Na’aman acquired 905,240 shares of Vardinon in consideration of NIS 1.4 million, after the acquisition Na'aman holds 88.74% of Vardinon's share capital. The excess of the consideration paid over the share in minority rights acquired in the amount of NIS 0.2 million was  recorded as an addition to goodwill.

On March 22, 2009, Bee Group aquired 1,128,340 of the ordinary shares of Na'aman in consideration of NIS 6.6 million, following which the Company holds 68.4% of Na'aman share capital . The excess of the share on minority rights acquired over the consideration paid in the amount of NIS 2.5 million was recognized as "other gains"  in the income statement.

ii)	Supermarkets

Acquisitions:

1)	Eden Briut Teva Market Ltd. ("Eden")

In October 2007, the Company completed its acquisition of 51% of the outstanding shares of Eden, a private Israeli retail Company established in 2003, operating at the date of acquisition two supermarkets, specializing in organic, natural and health food products. The consideration for the acquisition was approximately NIS 22.5 million. In addition, the Company provided Eden with shareholder loans in the amount of NIS 47 million of which NIS 33 million is a long-term loan (which is treated as inter-company loan and eliminated in consolidation). This loan is linked to the CPI and bears annual interest of 4%. The loan would be repaid commensurate with the distribution of a preferred dividend by Eden to the other shareholders, based on their shareholdings in Eden. The balance of NIS 14 million is a short-term loan. The loan bears interest of 2.55% as of  December 31, 2009, which is similar to interest payable on short-term loans of the Company. Interest is payable on a quarterly basis. Principal is to be repaid in accordance with Eden's ability to do so. Should the terms for grant of a bonus of $ 5 million to the CEO be met, half of the short-term owners' loan provided by the Company would be considered to be an owners' loan that is subject to the terms of the long-term owners' loan, as above. Should one of the terms for a grant of bonus to the CEO, which is the former owner of Eden, and currently holds 49% of the outstanding shares of Eden be met, one quarter of the owners' loan provided by the Company would be considered to be an owners' loan that is subject to the terms of the long-term owners' loan, as above.

The acquisition also provides for the Company to supply all guarantees and financing required in connection with Eden's operations in the future.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 5 - BUSINESS COMBINATIONS AND REORGANIZATION OF CERTAIN ACTIVITIES (continued):

The payment of the above mentioned bonus to Eden's CEO is stipulated upon the satisfaction of various operational and performance thresholds. Since Eden's CEO is obligated to continue working in Eden, the Company makes provisions in respect of possible future bonus payments.

The acquisition generated goodwill of NIS 39.9 million and brand name of NIS 6.6 million based on the purchase price allocation.

The financial statements of Eden were consolidated for the first time in 2007. The consolidated income statement for the year 2007 includes the share of the profits of Eden for the period from the date of acquisition to December 31, 2007.

2)	Mega Retail (formerly Blue Square Chain Investment Properties)

In November 2008, the Company completed the cash tender offer to acquire Mega Retail’s share capital for a consideration of NIS 150.7 million. Following completion of the acquisition, the Company now holds 100% ownership and control of the shares, and Mega Retail’s shares are no longer traded on the Tel Aviv Stock Exchange. As a result of the acquisition, the Company recorded goodwill in the amount of NIS 50.6 million.

3)	Other - first time consolidation

During 2009, the Company acquired operation of Israel Post which public a daily newspaper for a total consideration of NIS 3 million.

iii)	Real estate:

Reorganization of real estate segment activity – transfer of real estate properties to the subsidiary Blue Square Real Estate Ltd.

In September 2009, the reorganization plan of the real estate activity of the Company and its centralization under the subsidiary (78.35%) Blue Square Real Estate (BSRE), was completed under which the real estate properties of the subsidiary Mega Retail Ltd. (formerly Blue Square Chain Investment & Properties Ltd) (Mega Retail), were transferred to BSRE.

Within the approval of the property transfer transaction the following were approved as well:

1.
Lease agreement to lease the transferred properties that are not leased to third parties to Mega Retail for ten years from the closing date of the purchase agreement and an option to the lessee to extend the lease agreement for five additional years, and,

2.
An agreement to extend the term of the existing lease agreements between Mega Retail and BSRE to an identical period (ten years from the closing date of the purchase agreement and an option to the lessee to extend the lease agreement for five additional years).

The completion of the transaction was performed as a of split pursuant to Section 105 to the Income Tax Ordinance which confers upon Mega Retail an exemption from the payment of land appreciation tax at this stage and its deferral under the split agreement with BSRE, until the realization of the properties (when and if realized) or by the depreciation charge of the depreciable properties by BSRE. In addition, the payment of purchase tax for the transaction will be at a reduced tax rate of 0.5%. The Company and the subsidiaries, Mega Retail and BSRE will be subject to the restrictions prescribed by the provisions regarding the split pursuant to Section 105 to the Ordinance.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 5 - BUSINESS COMBINATIONS AND REORGANIZATION OF CERTAIN ACTIVITIES (continued):

BSRE pledged certain of the transferred properties as collateral for a loan taken in order to finance the transaction. Transaction costs, amounted to approximately NIS 2.5 million including the purchase tax, were recorded as expense in the statement of income (in "other gain (losses)").

iv)	Other:

1)	As to a commitment of the Company in connection with the acquisition of Diners Israel, see note 32.

2)	The list of principal investee companies is presented in the appendix to the financial statements.

NOTE 6 – PROPERTY PLANTS AND EQUIPMENT:

a.	Composition of assets and the accumulated depreciation and amortization thereon, grouped by major classifications, and changes therein are as follows:

	Land and buildings	Leasehold improvements	Furniture, equipment and installations	Motor vehicles	Total
	NIS in thousands
Cost:

Balance at January 1, 2009	1,324,387	604,631	1,470,299	22,406	3,421,723
Additions	36,809	66,464	99,865	925	204,063
Disposals	-	(2,836)	(14,421)	(7,247)	(24,504)
Acquisition of subsidiary consolidated for the first time	-	125	172	-	297
Transfer from investment property	12,131	-	-	-	12,131

Balance at December 31, 2009	1,373,327	668,384	1,555,915	16,084	3,613,710

Accumulated depreciation:

Balance at January 1, 2009	299,814	372,634	1,009,452	11,518	1,693,418
Additions	18,943	39,116	83,062	3,141	144,262
Disposals	-	(2,762)	(13,043)	(6,406)	(22,211)

Balance at December 31, 2009	318,757	408,988	1,079,471	8,253	1,815,469

Impairment of property, plant and equipment (see b below)	8,391	15,615	16,517	-	40,523

Net book value at December 31, 2009	1,046,179	243,781	459,927	7,831	1,757,718

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

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
b.
During 2009 the Company recorded impairment provisions resulting in net amount of NIS 18.5 million, including a provision of NIS 17.5 million and a reversal of provisions in the amount of NIS 1.4 million in the supermarkets segment, and an impairment in amount of NIS 2.4 million in the non-food retail and wholesale segment.

During 2008 the Company recorded impairment provisions resulting in net amount of NIS 3.4 million in the supermarkets segment. This was the result of recording provisions of NIS 9.3 million in respect of certain stores, against which was offset the reduction in the impairment provisions in respect of other stores that had been recorded in previous years in the amount of NIS 5.9 million.

During 2007 the Company recorded a reversal of impairment provisions resulting in the net amount of NIS 13.5 million in the supermarkets segment. This was the result of recording provisions of NIS 18.7 million for the first time in respect of certain stores, against which was offset the reduction in the impairment provisions in respect of other stores that had been recorded in previous years in the amount of NIS 32.2 million.

Impairment provisions or the reversal of such provisions are included in the income statement within Other gains or losses.

In calculating the impairment for the reported years, based on discounted expected future cash flows, the Company used a discount rate before tax for each cash-generating unit (CGU) as detailed in Note 8c.

The balance of the impairment provisions as of December 31, 2009 and 2008, is after a reduction for depreciation corresponding to the depreciation of the related assets and after elimination of the portion of the provision relating to assets that were disposed of during the period.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 6 – PROPERTY PLANTS AND EQUIPMENT (continued):

c.	Additional details:

Certain real estate assets which have been transferred to the Company from the previous parent cooperative are in the process of being registered in the name of the Company.

d.	As to liens placed on assets, see note 33.

NOTE 7 – INVESTMENT PROPERTY:

The changes in the carrying value of investment property for the years ended December 31, 2009, 2008 and 2007 respectively, are as follows:

	2007	2008	2009
	NIS in thousands
At January 1	*283,026	*300,778	419,232

Transfer to property, plant and equipment (b)	-	(14,880)	(16,601)
Transfer from property, plant and equipment (c)	-	15,398	-
Additions (d)	21,339	104,657	9,435
Disposals	(14,978)	(6,567)	(5,700)
Net gain from adjustments of investment property to fair value	11,391	19,846	18,570

At December 31	300,778	419,232	424,936

* Reclassified – see note 2ab

a)	All the Company's investments are located in Israel.

b)	The property was rented to subsidiaries and therefore it was transferred from investment prorperties to property, plant and equipment.

c)	In 2008, the construction of the investment property was completed and therefore it was transferred from property, plant and equipment to investment properties.

d)
The additions in 2009, totaling NIS 9.4 million, include NIS 1.7 million of rental offices and NIS 7.7 million of land in areas used for commercial and industrial development. The  additions in 2008, totaling NIS 104.7 million, include NIS 39 million of rental offices and NIS 66 million of land in areas used for commercial and industrial development. The additions include the completion of investment property transactions, the balance of which, as of December 31, 2007 (NIS 35 million), was included in other long term receivables.

e)
The fair value of the investment property items was determined by "O. Haushner Civil Eng. & Real Estate Appraisal Ltd." and "Barak Friedman Cohen & Co. Economic & Real Estate Appraisal", independent qualified appraisers who are members of the Real Estate Appraisers Association in Israel – based on the current prices in an active market for similar property, locations and conditions, and based on the discount of the cash flows that are expected to arise from the assets. The range of discount rates used by the appraiser are 8%-12% per annum (mainly 8-8.5%).

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 7 – INVESTMENT PROPERTY  (continued):

f)	Rental revenue that has been recognized in the income statement within sales:

	Year ended December 31
	2007	2008	2009
	NIS in thousands
Rental income	15,772	20,152	21,790

g)	Break down of Investment property at December 31, 2009, by lease rights and ownership of land:

December 31,
2009
NIS in thousands
Ownership	103,850
Finance lease from the Israeli Land Administration for a period of 999 years	73,530
177,380
Finance lease from Israeli Land administration for a period ending between the years 2010-2056, see detailed below:
Lease for a period under 10 years	1,270
Lease for a period between 10-25 years	154,405
Lease for a period above 25 years*	91,881
247,556
424,936

*
including land lease valued at NIS 3.8 million, for which the Company made additional payments to the Land Administration for the renewal of the lease. The company is in the process of signing new lease agreement. In Company's opinion, this will have no effect on the fair value of this asset.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 8 – INTANGIBLE ASSETS:

a.	Composition of intangible assets and the accumulated amortization thereon, grouped by major classifications, and changes therein in 2008 and 2009, are as follows:

			Brand
			name and		Evacuation
			trade	Customer	Fees and
	Goodwill	Software	marks	base	Other	Total
	NIS in thousands
At January 1,2008
Cost	190,415	70,838	20,615	45,623	8,265	335,756
Accumulated amortization and impairment	-	(51,700)	(1,751)	(625)	(1,260)	(55,336)
Net carrying amount	190,415	19,138	18,864	44,998	7,005	280,420

Year ended December 31, 2008:
Opening net carrying amount	190,415	19,138	18,864	44,998	7,005	280,420
Acquisitions of minority interest	111,890	-	-	-	-	111,890

Additions	-	19,299	122	-	11,311	30,372

Decrease in ownership interest in subsidiary due to dilution	(2,467)	-	-	-	(447)	(2,914)

Amortization charge	-	(8,493)	(1,925)	(3,207)	(2,081)	(15,706)

Closing net carrying amount	299,838	29,944	17,061	41,791	15,788	404,422
At December 31, 2008:
Cost	299,838	90,137	20,737	45,623	19,129	475,464
Accumulated amortization and impairment	-	(60,193)	(3,676)	(3,832)	(3,341)	(71,042)
Net carrying amount	299,838	29,944	17,061	41,791	15,788	404,422
Year ended December 31, 2009
Opening net carrying amount	299,838	29,944	17,061	41,791	15,788	404,422

Additions	227	20,009	115	-	387	20,738
Acquisition of subsidiary consolidated for the first time	1,200	-	-	-	5,189	6,389
Disposals	-	-	-	-	(274)	(274)
Amortization charge	-	(12,329)	(2,064)	(3,099)	(3,243)	(20,735)

Impairment	-	-	-	-	(1,346)	(1,346)

Closing net carrying amount	301,265	37,624	15,112	38,692	16,501	409,194

At 31 December 2009
Cost	301,265	110,146	20,852	45,623	24,371	502,257
Accumulated amortization and impairment	-	(72,522)	(5,740)	(6,931)	(7,870)	(93,063)
Net carrying amount	301,265	37,624	15,112	38,692	16,501	409,194

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 8 - INTANGIBLE ASSETS (continued):

b.
Amortization is included in the income statement within Selling, general and administrative expenses. Impairment loss and gain or loss resulting from changes in shareholding is presented in Other gain or loss.

c.	Impairment tests for goodwill

Goodwill is allocated to three identified groups of cash-generating units (CGUs).

The components of goodwill are as follows:

	December 31
	2008	2009
	NIS in thousands
Supermarkets	162,780	163,980
Non - Food retail and wholesale:
Houseware	110,952	111,179
Leisure	26,106	26,106
	299,838	301,265

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

The key assumptions used for value in-use calculations are as follows:

		Non - Food retail and wholesale
	Supermarkets	Houseware	Leisure
	%
Gross margin (1)	26.5	48.9	20
Growth rate (2)	2	2	2
Discount rate (3)	10.2	15.18	14.93

(1)	Expected gross margin.
(2)	Weighted average growth rate used to extrapolate cash flows beyond the budget management estimations covering a five-year period.
(3)	Pre-tax discount rate applied to cash flow projections.

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

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 9 - PREPAID EXPENSES IN RESPECT OF OPERATING LEASES:

Comprised of capitalized lease payments in respect of operating long term land leases from the Israeli Land Administration and Municipality of Tel Aviv, as follows:

December 31
2009
Nis in thousands
Capitalized lease for a period of 999 years	3,996
Capitalized lease for a period ending between the years 2010-2056, see detailed below:
Lease for a period under 10 years	4,617
Lease for a period between 10-25 years	17,840
Lease for a period above 25 years	166,775
189,232
193,228

NOTE 10 – INVESTMENTS IN JOINT VENTURES AND ASSOCIATES:

a.	Investment in joint ventures

The following amounts represent the group 50% share of the assets and liabilities, and the results of these companies (the identity of these companies are listed in the appendix at the end of the financial statements).

	December 31
	2008	2009
	NIS in thousands
Assets:
Current assets	3,226	2,222
Non current assets	51,221	55,720
	54,447	57,942
Liabilities:
Current liabilities	2,327	1,704
Non current liabilities	9,663	8,659
	11,990	10,363
Net Assets:	42,457	47,579

	Year ended December 31
	2008	2009
	NIS in thousands

Sales	3,916	2,972
Net gain from adjustment of investment property to fair value	-	4,717
Expenses	1,128	494
Profit for the year	3,094	8,164

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 10 – INVESTMENTS IN JOINT VENTURES AND ASSOCIATES (continued):

b.	Investment in associates

1.	Composition

	December 31
	2008	2009
	NIS in thousands
Shares:

Cost of shares	402	402
Share in undistributed profits accumulated since acquisition	2,419	2,382
	2,821	2,784
Perpetual capital notes (a)	1,378	1,378
Long-term loans (b)	716	716
	4,915	4,878

(a)	Perpetual capital notes are linked to the Israeli CPI and bear interest at an annual rate of 5%.
The interest and difference of linkage to the CPI are paid on annual basis.
(b)	The loans are linked to the Israeli CPI and bear interest at an annual rate of 4.5%. The repayment date has not yet been determined.
The interest and difference of linkage to the CPI are paid on annual basis.

2.	The Company share of the results of its principal associates, all of which are unlisted, and its interest held, are as follows:

Name	% interest held

2009 and 2008
Radio "Non-stop" Ltd	33%
"Tush Hafakot" Ltd	25%

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 11 – INVESTMENT IN  SECURITIES:

Comprised as follows:

	December 31
	2007	2008	2009
	NIS in thousands

Available for sale financial assets	166,599	157,136	183,179
Financial assets at fair value through profit or loss	* 47,795	* 29,713	29,733
	214,394	186,849	212,912
*Reclassified, see note 2ab.

a. Available for sale financial assets

	2008	2009
	NIS in thousands

At January 1	166,599	157,136
purchase	169,747	113,966
proceeds	(185,104)	(101,867)
Net gain	5,894	13,944
At December 31	157,136	183,179

In 2008 and 2009 the Company removed profits in the amount of NIS 3,810 thousands and NIS 4,547 thousands respectively from equity into the income statement. In addition, in 2008 the Company classified NIS 2,503 thousands to equity due to impairments.

Available-for-sale financial assets includes the following:

	December 31
	2008	2009
	NIS in thousands
Government Bonds	74,034	110,884
Corporate Bonds	83,102	72,295
	157,136	183,179

Available-for-sale financial assets are denominated in the following currencies:

	December 31
	2008	2009
	NIS in thousands
NIS - Unlinked	61,484	91,070
NIS linked to the Israeli CPI	90,090	92,109
Other - foreign currencies	5,562	-
	157,136	183,179

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 11 – INVESTMENT IN SECURITIES (continued):

b.	Financial assets at fair value through profit or loss

	December 31
	2007	2008	2009
	NIS in thousands

Government bonds	2,638	-	-
Corporate bonds	30,157	14,713	4,733
Investment in equity securities	* 15,000	* 15,000	25,000

Total	47,795	29,713	29,733

*Reclassified, see note 2ab

The fair value of all debt securities is based on closing prices in an active market

NOTE 12 – DERIVATIVE FINANCIAL INSTRUMENTS:

		December 31
		2008		2009
Derivative financial	Statement of financial position	NIS in thousands
instruments	item	Assets	Liabilities	Assets	Liabilities
Forward contracts over the Israeli CPI (a)	Derivatives financial instruments	-	11,593	9,690	-
Embedded derivatives :
Rent agreements	Derivatives financial instruments	548	8,539	425	7,591
Conversion component embedded in the convertible debentures (see note 19)	Convertible debentures	-	7,975	-	11,898
Diners option (b)	Derivatives financial instruments	4,700	-	12,266	-
Warrants	Derivatives financial instruments	-	942	-	-

Total		5,248	29,049	22,381	19,489

(a)	The notional principal amounts of the outstanding forward over the Israeli CPI contracts at December 31, 2009 and 2008 were NIS 351 million.

(b)
The agreement for the joint purchase of 49% of the share capital of Diners (36.75% by the Company), as described in note 32a, is treated as an option, under IAS 39. The Company has concluded that this transaction should be accounted for as a derivative financial instrument, because at this stage this is merely an option to purchase 36.75% of Diners' shares, where the option exercise price is the amount of loan repayment. This conclusion is supported, inter alia by the fact that the consideration paid was financed through a non-recourse loan provided by the seller, the pledge and restrictions on the shares until the loan is repaid and the Company's option to repay the loan and terminate the agreement by the end of the fourth year after the first credit card is issued, by returning the shares.

As a result, the said option is presented at its fair value using a binomial model. Changes in the fair value of the options are recognized in income or loss in each period.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 13 – TRADE RECEIVABLES AND OTHER RECEIVABLES:

a.	Trade receivables

	December 31
	2008	2009
	NIS in thousands
Trade receivables	767,548	848,432
Less: provision for impairment of trade receivables	(37,578)	(38,649)
	729,970	809,783

As of December 31, 2009, trade receivables of  NIS 9,663 (2008: NIS 11,165) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. The aging analysis of these trade receivables is as follows:

	December 31
	2008	2009
	NIS in thousands
Up to 3 months	3,199	7,043
3 to 6 months	7,966	2,620

	11,165	9,663

As of December 31, 2009, trade receivables of NIS 50,602 (2008: NIS 46,799) were impaired and provided for. The amount of the provision was NIS 38,649 as of December 31, 2009 (2008: NIS 37,578). The individually impaired receivables mainly relate to individual customers, which have unexpectedly encountered difficult situations. It was assessed that a portion of the receivables is expected to be recovered. The ageing of these receivables is over 6 months.

Movements in the Company's provisions for impairment of trade receivables are as follows:

	2008	2009
	NIS in thousands
At January 1	34,535	37,578

Provisions for receivables impairment	4,667	2,525
Receivables written off during the year as uncollectible	(1,354)	(1,199)
Unused amounts reversed	(270)	(255)

At December 31	37,578	38,649

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

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 13 – TRADE RECEIVABLES AND OTHER RECEIVABLES (continued):

	December 31
	2008	2009
	NIS in thousands
b. Other receivables
Prepayments	17,698	10,781
Related parties	8,104	7,930
Government authorities	7,772	-
Receivables in respect of gift certificates	20,388	21,875
Other	33,662	28,918
	87,624	69,504

The fair value of other receivables is usually identical or close to their carrying value.

NOTE 14 – CASH AND CASH EQUIVALENTS:

	Weighted average	December 31
	Interest rates at	2008	2009
	December 31, 2009	NIS in thousands
Cash at bank and on hand		14,149	18,357
Bank deposits	1.13%	81,176	593,870

		95,325	612,227

Cash, cash equivalents and bank overdrafts include the following for the purposes of the cash flow statement:

	December 31
	2008	2009
	NIS in thousands
Cash and cash equivalents	95,325	612,227
Bank overdrafts (see note 19(1))	(12,187)	(493)

	83,138	611,734

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 15  – SHARE CAPITAL AND PREMIUM:

			Additional
		Ordinary	paid-in
	Number of	shares	capital	Total
	shares	NIS in thousands
At January 1, 2007	39,692,983	53,414	766,409	819,823
Change during 2007 -
Issuance of shares upon conversion of convertible debentures	3,679,836	3,680	251,996	255,676
At December 31, 2007	43,372,819	57,094	1,018,405	1,075,499
Change during 2008 -	-,-	-,-	-,-	-,-
At December 31, 2008	43,372,819	57,094	1,018,405	1,075,499
Change during 2009 -
Issuance of shares upon conversion of convertible debentures	344,239	344	11,854	12,198
At December 31, 2009	43,717,058	57,438	1,030,259	1,087,697

The total authorized number of ordinary shares as of December 31, 2009 and 2008 is 100 million shares with a par value of NIS 1 per share. All issued shares are fully paid.

In July 1996, the Company completed a global offering of 6,900,000 American Depositary Shares (ADS), each ADS representing one Ordinary share, at a price per share of $11. In addition, in June 1999, 1,500,000 ADS were issued upon the exercise of stock options.

The ADS are traded on the New York Stock Exchange (NYSE). The issued shares represent as of December 31, 2009 1.2% of the outstanding Ordinary Shares of the Company. As of December 31, 2009 the shares are quoted at $ 9.81 per ADS share.

Commencing in November 2000, the Company’s shares have also been listed for trading on the Tel Aviv Stock Exchange. As of December 31, 2009 the shares are quoted at NIS 38.06 per ordinary share.

During 2007, Company convertible debentures with a par value of NIS 107,636 thousands were converted into 3,679,836 ordinary shares.
On June 17 2009, Company convertible debentures with a par value of NIS 6,917 thousands were converted into 344,239 ordinary shares.

Share options plan

On January 21, 2008, the Company's Board of Directors had resolved to adopt a share options plan (hereinafter - "the plan") for executives and employees of the Company. The total number of shares reserved for issuance under the plan will be 5 million shares, (including options issuable to the Company's President and Chief Executive Officer, Mr. Zeev Vurembrand). All exercises of options under the plan are to be on a cashless basis. Each option can be exercised to purchase one ordinary share of NIS 1 par value of the Company. Immediately upon allotment, the ordinary shares issued upon exercise of the options will have the same rights as other ordinary shares of the Company.

Under the plan, employees and/or executives who will exercise the options would be allotted only shares that reflect the benefit component embodied in the options, as computed at date of exercise, i.e., the difference between the exercise price of each option and the quoted price of a NIS 1 par value share at date of exercise.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 15 – SHARE CAPITAL AND PREMIUM (continued):

The employees and executives are entitled to exercise the options at the end of the following vesting periods: 66.7% at the end of two years from the date of grant and the remaining 33.3% at the end of three years from the date of grant. The options granted to employees and executives can be exercised in the period of 30 days and 6 months from the end of the vesting period, respectively. Any options not exercised by this date will expire.

Following are details on options granted under the plan during the reported periods:

Grant date	Options granted	Exercise price (NIS)*	Market value (NIS)	Average fair value (NIS)**
March 2008	2,452,500	36.15	36.15	6.12
March 2008 (executives)	2,200,000	39.06	36.15	5.57
May 2008 (executives)	140,000	39.06	46.0	13.2
August 2008	135,000	36.15	36.23	6.7
August 2008 (executives)	100,000	39.06	36.23	6.1
March 2009	63,000	36.15	23.74	3.1
July 2009	92,000	36.15	32.53	7.7
August 2009 (executives)	80,000	39.06	33.85	8.0

*	The exercise price of options granted was adjusted as a result of dividend distribution in October 2008 to NIS 34.42 to employees and NIS 37.33 to managers.

**	The fair value of the options was computed according to the Black&Scholes option-pricing model - . based on the following assumptions:

Grant date	Expected dividend yield (%)	Expected volatility (%)	Risk free interest rate (%)	Expected term until exercise (years)
March 2008	6.4	28	4.5	2-3
March 2008	6.4	28	4.5	2.5-3.5
May 2008	6.4	29	5.1	2.5-3.5
August 2008	7.5	30	5.1	2-3
August 2008	7.5	30	5.1	2.5-3.5
March 2009	6.5	43	2.3	2-3
July 2009	6.5	45	2.5	2-3
August 2009	6.5	43	3.0	2.5-3.5

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

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 15 – SHARE CAPITAL AND PREMIUM (continued):

Compensation expense included in the consolidated income statements in respect of the Company's options plan, amounts to NIS Nil million, NIS 8.0 million and NIS 11.7 million for the year 2007, 2008 and 2009, respectively.

Average exercise prices are as follows:
	Average exercise price per share * (NIS)	Number of options (thousands)
At January 1, 2008	-	-

Granted	35.83	5,028
Forfeited	34.42	(159)
At December 31, 2008	35.88	4,869
Granted	35.41	235
Forfeited	36.32	(614)
At December 31, 2009	35.79	4,490

Options that can be exercised at December 31, 2009	-	-

*	After adjusting the option exercise price at the rate of 50% of cash dividends distributed.

Share options outstanding at the end of the year have the following expiry date and exercise prices:

	Number of options (thousands)	Range of exercise prices (NIS)	Average of expiry date (years)

December 31, 2008	4,869	34.42-37.33	1.6
December 31, 2009	4,490	34.42-37.33	1.0

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 15 – SHARE CAPITAL AND PREMIUM (continued):

Share options plans in subsidiaries

a.
In August 2008, BSRE's Board of Directors had resolved to adopt a share options plan for executives of BSRE. The total number of shares reserved for issuance under the plan will be  250,000 shares. All exercises of options under the plan are to be on a cashless basis. Each option can be exercised to purchase one ordinary share of NIS 1 par value of BSRE. Immediately upon allotment, the ordinary shares issued upon exercise of the options will have the same rights as other ordinary shares of BSRE. The exercise price of the option will set at date of grant, otherwise according to the average quoted price of BSRE's ordinary share during the 30 trading days before the date of the grant.

Under the plan, executives who will exercise the options would be allotted only shares that reflect the benefit component embodied in the options, as computed at date of exercise, i.e., the difference between the exercise price of each option and the quoted price of a NIS 1 par value share at date of exercise.

Under the plan, the options to executives can be exercised in the period of 6 months from the end of the vesting  period. Any option not exercised by this date will expire.

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

The benefit component based on Black & Scholes option pricing model is NIS 7.11 in respect of the first batch and NIS 9.83 in respect of the second batch, so that the total fair value amounts to NIS 1 million.

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

Compensation included in the consolidated income statements in  respect of BSRE option plan amounts to NIS 0.2 million and NIS 0.4 million for the year of 2008 and 2009, respectively.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 15 – SHARE CAPITAL AND PREMIUM (continued):

b.
In November 2005, Na'aman granted 300,000 options to employees, under a cashless exercise option plan approved in August 2005. The beneficial employees were entitled to exercise the options at the end of the following vesting periods: 33% at the end of November 2006, 33% at the end of November 2007 and the remaining 34% at the end of November 2008. The options granted to employees were exercisable by the end of May 2009.

On May 2009 all the options above were forfeited.

NOTE 16 – OTHER RESERVES:

	2007	2008	2009
	Available-for-sale investments
	NIS in thousands
At January 1	-	1,415	(261)
Revaluation – gross	3,090	(1,105)	12,016
Revaluation – tax	896	342	(2,096)
Impairment transfer to income statement - gross	-	2,112	-
Impairment transfer to income statement - tax	-	(559)	-
Gain from sales transfer to income statement – gross	1,097	(3,338)	(4,639)
Gain from sales transfer to income statement – tax	318	872	656
At December 31	1,415	(261)	5,676

NOTE 17 – ACCUMULATED DEFICIT:

	2007	2008	2009
	NIS in thousands
At January 1	29,539	(107,262)	(154,719)
Profit for the year	143,628	104,586	77,163
Dividends paid	(280,000)	(150,000)	-
Employee share-based payment	-	7,969	11,734
Actuarial gain (loss) on post employment benefitobligations, net of tax	(429)	(10,012)	858
At December 31	(107,262)	(154,719)	(64,964)

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 18 – OTHER ACCOUNT PAYABLES AND ACCRUED EXPENSES:

	December 31
	2008	2009
	NIS in thousands
Payroll and related expenses and other employee benefits	136,886	134,131
Government authorities	6,309	17,750
Liability in respect of gift certificates	167,919	159,290
Put option granted to a minority interest (see note 5a1)	-	23,317
Accrued expenses	62,914	93,775
Other	52,189	66,666
Total	426,217	494,929

NOTE 19 - LOANS FROM BANKS AND OTHERS, DEBENTURES AND CONVERTIBLE DEBENTURES:

1) Loans from banks and others

a.	Composition:

	December 31
	2008	2009
	NIS in thousands
Current liabilities:
Bank overdrafts (note 14)	12,187	493
Bank loans	65,801	101,774
Commercial papers *		40,819
Current maturities of non-current loans	132,913	131,512
	210,901	274,598
Non-current liabilities:
Bank loans	341,586	596,721
	552,487	871,319

* On June 30, 2009 the Company issued commercial papers to institutional investors in an amount of NIS 40 million for a period of four years. The commercial papers bear a variable annual interest and are payable every six months at demand of the holders.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 19 - LOANS FROM BANKS, DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

b.	Composition and details of liabilities based on interest rates and linkage terms

	December 31
	Weighted interest rate (a)		2008	2009
	%		NIS in thousands

NIS - Linked to the Israeli CPI	(b)	5.2	113,880	317,409
NIS - Unlinked and bears a fixed annual interest rate	(c)	6.9	305,456	263,094
NIS - Unlinked and bears a variable annual interest rate	(d)	3.2	133,151	290,816
			552,487	871,319

(a)	Weighted average interest rate, as of December 31, 2009.

(b)
As of December 31, 2009 includes approximately NIS 255 million at weighted average interest rate of 4.8% , the balance of approximately NIS 61 million is at weighted average interest rate of 6.9% and the balance of approximately NIS 2.3 million us at weighted average interest rate of 4.1%.

(c)
As of December 31, 2009 includes: NIS 167 million at interest rate of 5.9% , the balance of approximately NIS 20 million is at weighted average interest rate of 3.8% and the balance of approximately NIS 76 million is at weighted average interest rate of 9.8%.

(d)
As of December 31, 2009 includes: approximately NIS 130 million at weighted average interest rate of 3.3%; approximately NIS 93 million at weighted average interest rate of 3.7%.  The balance of approximately NIS 27 million is at weighted average interest rate of 1.9%. The balance of approximately NIS 40 million is of weighted average interest rate of 2.2%.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 19 - LOANS FROM BANKS, DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

c.    The long-term loans are repayable in the years subsequent to the statement of financial position date as follows:

	December 31
	2008	2009
	NIS in thousands
Second year	97,832	114,607
Third year	79,791	95,520
Fourth year	61,295	75,943
Fifth year and afterwards	102,668	310,651
	341,586	596,721

d.    The carrying amounts and fair value of the non-current loans are as follows:

	December 31
	2008	2009	2008	2009
	NIS in thousands
	Carrying amount		Fair value
Bank loans	474,499	728,233	477,750	737,316

The fair values of long-term loans are based on cash flows discounted using a rate based on the capitalization rate of 4.3% (linked) to the Israeli CPI and 4.9% (unlinked).

The carrying amounts of short-term loans approximate their fair value.

e.     Financial covenants

Bee Group and its subsidiaries have loans in total amount of approximately NIS 190 million, whereby the companies have undertaken to meet certain financial covenants. These financial covenants include limitation on distribution of dividends. As of December 31, 2009, Bee Group and its investee companies meet the above mentioned covenants.

BSRE  received a loan in a total amount of NIS 250 million, whereby the company have undertaken to meet certain financial covenants. As of December 31, 2009, BSRE meet the above mentioned covenants.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 19 - LOANS FROM BANKS, DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

2) Debentures and convertible debentures

a. Composition
	December 31, 2009					Total
	Issued by					December 31
	The company		Subsidiaries			2009		2008
	Debentures	Convertible debentures	Debentures	Convertible debentures		Debentures	Convertible debentures	Debentures	Convertible debentures
	NIS in thousands

Face value of debentures and conversion component (1)	227,719	15,093	1,150,086	107,119		1,377,805	122,212	1,037,546	142,318
Conversion component at fair value (2)	-	11,174	-	724		-	11,898	-	7,975
In addition of premium (less discount), net of accumulated amortization	(16,375)	-	(33,444)	7,956		(49,819)	7,956	(51,702)	6,231
	211,344	26,267	1,116,642	115,799		1,327,986	142,066	985,844	156,524

Less - current maturities of face value of debentures and convertible debentures (1)	76,653	-	-	45		76,653	45	-	18,354
Less - current maturities of conversion component		-	-			-	-	-	7,645
	134,691	26,267	1,116,642	115,754		1,251,333	142,021	985,844	130,525
NIS 1 par value (in thousands)	200,000	13,269	1,075,000	100,000	*

*  Regards only to BSRE.

(1)  See also b bellow.
(2)  The fair value is calculated based on the binominal model, as follows:

	December 31, 2008		December 31, 2009
		Subsidiary		Subsidiary
	The Company	BSRE	The Company	BSRE
Discount rate	5.81%	6.75%	1.53%	3.8%

Share price (NIS)	21.36	49.00	38.06	69.00

Standard deviation of the share price	39.24%-62.57%	32.57%	50.19%	35.10%

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 19 - LOANS FROM BANKS, DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

b.
The debentures and the convertible debentures (linked to the Israeli CPI) are  repayable in the years subsequent to the statement of financial position date as follows (not including premium or discount):

	December 31
	2008	2009
	NIS in thousands
First year - current maturities	18,354	76,698
Second year	73,117	37,683
Third year	18,339	73,240
Fourth year	48,754	312,931
Fifth year and afterwards	1,021,300	999,465

Total	1,179,864	1,500,017

c.	The carrying amounts and fair value of the debentures and the convertible debentures are as follows:

	December 31
	2008	2009	2008	2009
	NIS in thousands
	Carrying amount		Fair value
Debentures	985,844	1,327,986	958,993	1,429,528
Convertible debentures	156,524	142,066	124,587	148,866
Total	1,142,368	1,470,052	1,083,580	1,578,394
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
(NIS amounts are in thousands unless otherwise stated)

NOTE 19 – LOANS FROM BANKS, DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

Accordingly, one third of the par value of these debentures outstanding as of December 31, 2009, was classified as current liabilities.

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

The debentures (Series B) are convertible to ordinary shares of the Company at a conversion ratio that is subject to adjustments in the event of distribution of bonus shares and cash dividends and the issuance of rights. As of December 31 2009, the conversion ratio is that each NIS 20.095 par value of debentures are convertible to one ordinary share of 1 NIS par value. The aforementioned conversion ratio is after adjustment for cash dividends distributed since the date of issuance of the debentures (Series B) until statement of financial position date (see also note 30).

The terms of the debentures provide that the holders of the debentures will not be entitled to request the Company to register for trading on the New York Stock Exchange any shares derived from the conversion of the debentures (Series B). Such shares will be traded only on the Tel Aviv Stock Exchange (TASE).

On August 5, 2009 Company convertible debentures (Series B) with a par value of NIS 13,268,820 were repaid to the holders of the debentures.
As to the conversion of debentures into Company shares in the course of 2009, see note 15.

(3)	Other terms:

(1)
The terms of the debentures (Series A and Series B) provide that in the event that the shares of the Company are delisted from trading on the TASE, and/or in the event that the shares of the Company are no longer held by the public and/or in the event that Standard & Poor's Maalot ("S&PMaalot") reduces the Company’s rating to BBB or lower, then within three months from one of the above mentioned events the Company, subject to the then prevailing law, will offer to acquire the debentures at a price equivalent to the price of debentures of the same type reflecting a return of 2.5% in excess of the return on Government debentures with an average life similar to the remaining average life of the debentures of that series as of the date of the offer, but in no event will the price exceed the carrying value of the debentures of that series. See also note 36a.

(2)	In 2009 S&P Maalot revised the rating of the debentures to ilA+ negative from positive.

(3)	On April 26, 2010 S&P Maalot inserted the ilA+ Company's debentures to Credit Watch with negative implications, due to the BSRE's wholesale market transaction, see also note 36f.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 19 – LOANS FROM BANKS, DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

e.	Debentures and convertible debentures of BSRE

(1)	Pursuant to prospectus dated August 16, 2006, BSRE issued NIS 875 million par value debentures:

(a)	100 million registered convertible debentures (Series A) of NIS 1 par value each.

These debentures are to be redeemed in four equal annual installments on August 31 of each year in the period from 2013 through 2016. The Series A debentures are linked (principal and interest) to the CPI and bear interest at an annual rate of 6.25%, which is payable every six months, on February 28 and August 31 of each year from 2007 until the final redemption of the debentures.  The Series A debentures are convertible into registered BSRE ordinary shares of NIS 1 par value  at any time through August 16, 2016, except during the periods from August 17 through August 31 in each of the years between 2013-2015 (inclusive).  Until August 31, 2008, the conversion could have been effected at the rate of NIS 100 par value of registered Series A debentures (NIS 96.83 par value after an adjustment on March 25, 2008, due to distribution of cash dividends) for each ordinary share of NIS 1 par value; after that date and through August 16, 2016, the conversion rate will be NIS 300 par value of registered Series A debentures (NIS 281.83 par value, after an adjustment on April 7, 2009, due to distribution of cash dividends) for each ordinary share of NIS 1 par value. The conversion rate is subject to adjustments in the event of distribution of cash dividends.

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

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 19 – LOANS FROM BANKS, DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

(2)	300 million registered debentures (Series C) of NIS 1 par value each.

On October 18, 2009, BSRE issued to the public Series C debentures in the total amount of     NIS 300,000; the debentures were issued through a tender under a  shelf prospectus of the company dated  May 20, 2009.

Total proceeds received in respect of the issuance of Series C debentures is NIS 294,280 (net of issuance expenses of NIS 5,720).  The annual effective interest rate payable on Series C debentures, taking into account the issuance expenses as above is 4.55%.

The principal of debentures (Series C) would be repaid in eight non-equal annual installments on October 31 of each of the years 2011 to 2018 (inclusive), where six installments each constituting of 7.5% of the amount of the principal of the debentures would be paid on October 31 of each of the years 2011 to 2016 and two installments each constituting 27.5% of the amount of the principal of the debentures would be paid in October of each of the years 2017 and 2018.

(3)
The debentures and convertible debentures of BSRE are rated by Maalot S&P as of December 31, 2009 at ilA+ Negative. In order to maintain the present rating BSRE needs to keep certain financial ratios, which were met as of December 31, 2008 and 2009. Also, as  from the year 2009 the debentures and convertible debentures of BSRE are rated by the Midroog, a subsidiary of Moody's.  The debentures and convertible debentures of BSRE are rated by Midroog as of December 31, 2009 at A1 stable. In order to maintain the present rating BSRE needs to keep certain financial ratios, which were met as of December 31, 2009.  On June 2, 2010 Midroog updated the rating of the debentures and convertible debentures of BSRE to A1 Negative from stable.

NOTE 20 – OTHER LIABILITIES:

	December 31
	2008	2009
	NIS in thousands
Long term liabilities, net of current portion	3,480	1,740
Put option granted to a minority interest (see note 5a1)	21,638	-
Other	14,807	17,428

	39,925	19,168

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 21 – DEFERRED INCOME TAX:

a.	Deferred tax assets and liabilities, as presented in the statement of financial position (after offsetting) are expected to be recovered or settled, as follows:

	December 31
	2007	2008	2009
	NIS in thousands
Deferred tax assets:
Deferred tax asset to be recovered after more than 12 months	16,070	25,225	26,708
Deferred tax asset to be recovered within 12 months	17,472	19,283	19,283
	33,542	44,508	45,991
Deferred tax liabilities:
Deferred tax liability to be recovered after more than 12 months	(53,322)	(55,843)	(40,800)
Deferred tax liability to be recovered within 12 months	(4,293)	(4,484)	(15,405)
	(57,615)	(60,327)	(56,205)

Deferred tax liabilities, net	(24,073)	(15,819)	(10,214)

 The deferred taxes are computed at the tax rates of 18%-25% (2008; 25%-26%).

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 21 – DEFERRED INCOME TAX (continued):

b.	The gross movement on the deferred income tax account is as follows:
	2008	2009
	NIS in thousands

Balance at January 1	(24,073)	(15,819)
Income statement charge	4,000	9,587
Additions in respect of companies consolidated for the first time	-	453
Tax charged directly to OCI	4,254	(4,435)
Balance at December 31	(15,819)	(10,214)

c.	The movement in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred tax liabilities	Depreciable property, plant and equipment and investment property	Intangible assets and other	Total
	NIS in thousands
Balance at January 1, 2007	(46,097)	(2,834)	(48,931)

Credited to the income statement	4,502	1,221	5,723
Additions in respect of companies consolidated for the first time	148	(16,225)	(16,077)
Charged directly to OCI (see note 28)	-	(1,006)	(1,006)

Balance at December 31, 2007	(41,447)	(18,844)	(60,291)

Charged (credited) to the income statement	(9,486)	3,267	(6,219)
Credited directly to OCI (see note 28)	-	873	873

Balance at December 31, 2008	(50,933)	(14,704)	(65,637)

Credited to the income statement	12,767	1,174	13,941
Additions in respect of companies consolidated for the first time	-	(1,901)	(1,901)
Charged directly to OCI (see note 28)	-	(2,622)	(2,622)

Balance at December 31, 2009	(38,166)	(18,053)	(56,219)

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 21 – DEFERRED INCOME TAX (continued):

Deferred tax assets	Provisions for employee rights	Carryforwards tax losses	Derivative instruments	Operating lease	Total
	NIS in thousands
Balance at January 1, 2007	23,760	4,329	4,778	6,379	39,246
Charged (credited) to the income statement	(764)	54	(5,289)	1,498	(4,501)
Charged directly to OCI	99	-	-	-	99
Additions in respect of companies consolidated for the first time	1,374	-	-	-	1,374
Balance at December 31, 2007	24,469	4,383	(511)	7,877	36,218

Credited to the income statement	3,009	2,442	4,150	618	10,219
Credited directly to OCI (see note 28)	3,381	-	-	-	3,381
Balance at December 31, 2008	30,859	6,825	3,639	8,495	49,818
Charged (credited) to the income statement	(4,076)	8,464	(6,783)	(1,959)	(4,354)
Additions in respect of companies consolidated for the first time	-	2,354	-	-	2,354
Charged directly to OCI (see note 28)	(1,813)	-	-	-	(1,813)
Balance at December 31, 2009	24,970	17,643	(3,144)	6,536	46,005

d.	Losses for tax purposes, carried forward to future years

As of December 31, 2009 and 2008 the subsidiaries have operating tax loss carryforwards of approximately 123 million and NIS 56.5 million, respectively. The balance of carryforward losses, in respect of which deferred tax assets were not included, amount to NIS 41 million and NIS 35.6 million as of December 31, 2009 and 2008, respectively. In addition, the Company and its subsidiaries have capital loss tax carryforwards of approximately NIS 32.5 million and NIS 28.1 million as of December 31, 2009 and 2008, respectively. The tax benefit in respect of capital tax loss carryforwards amounting to NIS 27.8 million has not been recorded due to uncertainty of their realization.

Capital gains (except for capital gain on sale of marketable securities subject to regular tax rates) are liable to a reduced tax rate of 25% on capital gains generated after January 1, 2003. The tax rate would be gradually reduced to 18% in 2016 in accordance with The Economic Realization Law as above; regular corporate tax rate would apply to income generated through that date.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 22 – RETIREMENT BENEFIT OBLIGATIONS:

a.	Composition:
	December 31
	2008	2009
	NIS in thousands
Statement of financial position obligations for:
Present value of funded obligation	297,525	336,769
Provision in respect of unutilized sick leave	29,229	32,834
	326,754	369,603
Fair value of the plan assets	276,843	322,354
Total present value of the obligation, net	49,911	47,249

b.	Changes in the liability for defined benefit plans:

	2008	2009
	NIS in thousands
Liability in respect of defined benefit plans at January 1	308,494	326,754
Benefits paid	(21,512)	(38,252)
Current service costs	32,410	31,657
Actuarial losses (gains)	(9,953)	33,168
Interest costs	17,315	16,276
Liability in respect of defined benefit plans at December 31	326,754	369,603

c.	Changes in plans assets:

	2008	2009
	NIS in thousands
Fair value of plan assets at January 1	272,508	276,843
Employer contributions paid into the plan	29,090	28,750
Actuarial gains (losses)	(23,748)	35,287
Benefits paid	(18,532)	(31,299)
Expected return on plan assets	17,638	12,874
Other adjustments	(113)	(101)
Fair value of plan assets at December 31	276,843	322,354

The actual return (loss) on plan assets was NIS 48,060 (2008 – NIS (6,110)).
Expected contributions to post-employment benefit plans for the year ending December 31, 2010 are approximately NIS 32,000 thousands.

The accumulated amount of actuarial gains (losses) that were recognized in the OCI as of December 31, 2009, 2008 and 2007 is NIS (646) thousands, NIS (10,992) thousands and NIS (9,976) thousands, respectively.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 22 – RETIREMENT BENEFIT OBLIGATIONS (continued):

d.	Expense recognized in the income statement in respect of defined benefit plans:

	Year ended December 31
	2007	2008	2009
	NIS in thousands
Current services costs	28,693	32,410	31,657
Interest cost	14,537	17,315	16,276
Expected return on plan assets	(13,919)	(17,638)	(12,874)
Other adjustments	306	113	101
	29,617	32,200	35,160

e.	The expenses were included in the following statement of income items:

	Year ended December 31
	2007	2008	2009
	NIS in thousands
General and administrative expenses	28,999	32,523	31,758
Financial (income) expenses	618	(323)	3,402
	29,617	32,200	35,160

The principal actuarial assumptions used were as follows:

	December 31
	2008	2009
Discount rate	5.1%-5.4%	5%-6%
Inflation rate	1.7%	2.6%
Expected return on plan assets	5.3%-6.15%	2.6%-6.1%
Future salary increases	3.4%-6%	4.4%-5.7%
Rates of employee turnover	4%-55%	4%-55%

Assumptions regarding future mortality rates are based on actuarial advice in accordance with published statistics and past experience in Israel. Mortality rates are based on the pension circular 2007-3-6 of the Ministry of Finance.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 23 – PROVISION FOR OTHER LIABILITIES AND CHARGES:

	Termination benefits	Legal claims	Total
	NIS in thousands
At January 1, 2008	-	35,073	35,073
Charged (credited) to the income statement:
Provisions made during the period	6,000	6,072	12,072
Provisions reversed during the period	-	(1,304)	(1,304)
Provisions used during the period	-	(2,444)	(2,444)
At December 31, 2008	6,000	37,397	43,397
Charged (credited) to the income statement:
Provisions made during the period	-	16,182	16,182
Provisions reversed during the period	-	(132)	(132)
Provisions used during the period	(6,000)	(2,149)	(8,149)
At December 31, 2009	-	51,298	51,298

a.	Termination benefits

The Company approved a redundancy plan regarding the reduction of headcount in the Company's headquarters. An agreement was reached with the union representatives before the financial year-end of 2008. The estimated costs to be incurred are NIS 6,000 at December 31, 2008 (see note 26). These costs were fully provided for in 2008. The provision was fully utilized during 2009.

b.	Legal claims

The provision charge is recognized in profit or loss within selling general and administrative expenses. In the Company's management opinion, after taking appropriate legal advice, the outcome of these legal claims will not give rise to any significant loss beyond the amounts provided at December 31, 2009. For more details see note 31.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 24 – OTHER GAINS (LOSSES):

	Year ended December 31
	2007	2008	2009
	NIS in thousands
Other gain:
Capital gain in respect of changes in holdings of subsidiaries as a result of a reorganization (note 5b)	-	12,001	3,210
Gain from sale of property, plant and equipment	1,775	-	1,451
Reversal of impairment provision	14,060	-	-
Other	-	232	38
	15,835	12,233	4,699
Other losses:
Capital loss in respect of the decrease in holdings of a subsidiary	1,520	2,220	-
Termination benefits	-	6,000	-
Loss from sale of property, plant and equipment and other assets	8,532	2,569	4,750
Impairment provisions of property, plant and equipment and intangible assets	2,376	3,420	19,981
Reorganization costs (see note 5b)	-	-	2,700
Other	327	507	5,372
	12,755	14,716	32,803
Other gains (losses), net	3,080	(2,483)	(28,104)

NOTE  25 – EXPENSES BY NATURE:

	Year ended December 31
	2007	2008	2009
	NIS in thousands
Change in inventories	(20,438)	(43,136)	(17,224)
Net purchases	5,019,277	5,273,649	5,175,890
Wages salaries and related expenses	*702,875	*775,079	780,332
Depreciation, amortization and impairment charges	141,100	153,935	165,248
Transportation and storage expenses	*95,775	*102,835	95,482
Advertising costs	75,811	87,191	82,070
Rent and maintenance expenses	154,238	183,313	226,517
Other expenses	524,148	631,003	599,796

Total cost of sales, selling general and administrative expenses	6,692,786	7,163,869	7,108,111

*Reclassified

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE  26 – EMPLOYEE BENEFIT EXPENSES:

	Year ended December 31
	2007	2008	2009
	NIS in thousands
Wages, salaries, including social security costs	674,182	734,494	734,181
Termination benefits	-	6,000	-
Share options granted to managers and employees	-	8,175	12,166
Post-employment benefits*	28,693	32,410	37,387

	702,875	781,079	783,734
Number of position (100%)**	7,421	7,475	7,149

* Including employee benefit expenses that were charged to finance expenses.
** In certain cases several employees share one 100% position, i.e., each employee works part time.

NOTE 27 – FINANCE INCOME AND EXPENSES:

	Year ended December 31
	2007	2008	2009
	NIS in thousands
Income:
Interests:
Interest income on short-term bank deposits	27,896	10,668	3,044
Interest income from bank and others	8,921	8,208	8,543
Net gain from marketable securities	4,399	7,923	14,165
Net gain from equity securities at fair value through profit and loss	-	-	10,000
Changes in fair value of derivatives:
Conversion component	9,262	32,744	-
Forward contracts on the Israeli CPI	-	-	21,283
Embedded derivatives	10,500	1,157	7,745
	60,978	60,700	64,780

Expenses:
Interest and differences from linkage to the Israel CPI:
Bank borrowings	24,910	36,197	45,836
Debentures and convertible debentures	69,910	102,670	112,277
Bank commissions and others	4,674	7,307	9,971
Changes in fair value of derivatives:
Conversion component	18,496	1,199	8,659
Forward contracts on the Israeli CPI	-	11,593	-
Embedded derivatives	307	7,313	711
	118,297	166,295	177,454
Net finance cost	57,319	105,595	112,674

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

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

The income of the Company and its subsidiaries is taxed at the regular rate. Under the provisions of amendment of the income tax ordinance, 2005, of august 2005, the corporate tax rates have been gradually reduced: as a result the corporate tax rates applicable as from tax year 2008 are as follows: 2008-27%, 2009-26%, 2010 and thereafter-25%.

On July 14, 2009 the Economic Rationalization Law (Legislation Amendments for the Implementation of the Economic Plan for the years 2009 and 2010),2009, was published. This low determined, inter alia a further gradual reduction of the corporate tax up to 18% in year 2016 onward.

The rates as from 2011 are as follows: 2011 – 24%, 2012 – 23%, 2013 – 22%, 2014 – 21%, 2015 – 20%, 2016 and thereafter – 18%.

The effect  of the change in the future tax rates was reflected in the results for  the year 2009 by decrease in deferred tax liability and recognition in income from taxes in the amount of NIS 14.2 million.

Capital gains are taxed at a reduced rate of 25% on the capital gains derived after January 1, 2003 (as to marketable securities – that were acquired after January 1, 2006), and at the regular corporate tax rates on income derived through the aforementioned date.

b.	Tax assessments

1.	The Company has received final tax assessments, or assessments deemed to be final, for tax years through 1998 and for 2003. Regarding tax assessments for the years 1999-2001, see also note 31(f).
Some of the principal subsidiaries have received final assessments for tax years through 2004. For some of the subsidiaries, no final tax assessments have been received since their inception.

2.	As to deduction assessment for the years 2001-2004, see note 31(g),(h).

c.	Effect of adoption of IFRS in Israel on tax liability

As mentioned in note 2a, the Company prepares its financial statements in accordance with IFRS, commencing January 1, 2008.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 28 – INCOME TAX EXPENSES (continued):

As also indicated in the said note, IFRS vary from Accounting Principles Generally Accepted in Israel and accordingly, preparation of financial statements in accordance with IFRS may reflect a financial position, results of operations and cash flows that are materially different from the ones presented in financial statements presented in accordance with accounting principles generally accepted in Israel.

In accordance with the law for the amendment of the Income Tax Ordinance (No. 174 – Temporary Order as to Tax Years 2007, 2008 and 2009), 2010 that was passed in the Knesset on January 25, 2010 and published in the official gazette on February, 4, 2010 (hereafter – the amendment to the ordinance), Accounting Standard No. 29 issued by the Israel Accounting Standard Board would not apply upon determining the taxable income for tax purposes in respect of tax years 2007, 2008 and 2009; this would be the case even if the said accounting standard was applied for the said tax years in the financial statements.

The meaning of the amendment to the ordinance is that IFRS would actually not be applied upon computation of the income reported for tax purposes for the said tax years.

Company's management computed its taxable income for 2007, 2008 and 2009 based on Israeli GAAP existing prior to adoption of IFRS in Israel, subject to certain adjustments; therefore, the amendment to the Ordinance does not have any effect on the computation of the current and deferred taxes on income in the financial statements.

c. Taxes on income included in the income statements:

	Year ended December 31
	2007	2008	2009
	NIS in thousands
Current taxes:
Current tax on profits for the year	76,505	47,676	33,899
Adjustments in respect of prior years	(5,504)	130	(1,188)

Total current taxes	71,001	47,806	32,711

Deferred taxes (note 21)	(1,222)	(4,000)	(9,587)
Income tax expense	69,779	43,806	23,124

 d. The income tax charged/(credited) to OCI during the year is as follows:

	Year ended December 31
	2007	2008	2009
	NIS in thousands
Deferred tax:
Tax on actuarial loss (gain) on post employment benefits scheme	99	3,381	(1,813)
Tax on fair value adjustments of available-for-sale financial assets	(1,006)	873	(2,622)
	(907)	4,254	(4,435)

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 28 – INCOME TAX EXPENSES (continued):

e.	The tax on the Company's profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	Year ended December 31
	2007	2008	2009
	NIS in thousands
Profit before tax	245,601	176,208	120,925
Theoretical tax expenses (29%, 27% and 26% respectivety)	71,224	47,576	31,441
Tax effects of:
Difference between the measurement basis of income for tax purposes and the measurement basis of income for book purposes, net	(2,460)	(6,115)	(5,651)
Expenses not deductible for tax purposes, net	3,287	9,241	5,001
Utilization of previously unrecognized tax losses	-	(1,420)	(762)
Tax losses for which no deferred income tax asset was recognized	-	8,031	9,669
Tax benefit recorded for the first time on carry forward capital losses (gains)	337	-	(2,976)
Decrease in taxes resulting from computation of deferred taxes at a rate which is different from the theoretical rate	(1,205)	(2,083)	(1,177)
Non-taxable financial (income) expenses*	4,100	(8,746)	3,030
Capital gains for which no deferred tax was recognized	-	(2,808)	(74)
Change in future tax rate	-	-	(14,189)
Adjustment in respect of prior years	(5,504)	130	(1,188)

Tax charge	69,779	43,806	23,124

* mainly resulting from changes in value of conversion component in convertible debentures.

NOTE 29 – EARNING PER SHARE:

a.	Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year, (see note 15).

	2007	2008	2009

Profit attributable to equity holders of the Company (NIS in thousands)	143,628	104,586	77,163
Weighted average number of ordinary shares in issue	42,355,339	43,372,819	43,558,614

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 29 – EARNING PER SHARE: (continued):

b.	Diluted
Diluted earnings per share are calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company has two categories of dilutive potential ordinary shares: convertible debt and share options. The convertible debt is assumed to have been converted into ordinary shares, and the net profit is adjusted to eliminate the interest expense less the tax effect.  For the share options, a calculation is made to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company’s shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	2007	2008	2009
	NIS in thousands
Profit attributable to equity holders of the Company	143,628	104,586	77,163
Gain from conversion feature and Interest expense on convertible debt (net of tax)	-,-	(31,527)	-,-
Profit used to determine diluted earnings per share	143,628	73,059	77,163
Weighted average number of ordinary shares in issue adjustments for:	42,355,339	43,372,819	43,558,614
Assumed conversion of convertible debt	-,-	1,664,873	-,-
Weighted average number of ordinary shares for diluted earnings per share	42,355,339	45,037,692	43,558,614

Options which were not included in the computation of diluted earnings per share due to anti dilutive effect	-,-	4,869,000	4,490,332
Convertible debentures which were not included in the computation of diluted earnings per share due to anti dilutive effect	33,455,162	-,-	13,268,880

In addition there are convertible instruments in Company's subsidiary BSRE that had no dilutive effect on Company's earnings per share.

NOTE 30 – DIVIDENDS PER SHARE:

On August 20, 2008 the Board of Directors declared a dividend  in the amount of NIS 150.0 million (NIS 3.46 per share). The dividend was paid on October 7, 2008.
As to the Board of Directors decision regarding dividend distribution due to financial covenants, see note 19.
As to dividend declared and paid in 2010, see note 36a.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

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

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 31 – CONTINGENCIES (continued):

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

b.
The operation of the Company’s supermarkets in Israel requires permits from municipal authorities, which are conditioned on the prior approval of various agencies, including the Health and Environment ministries and the Police and Fire Departments. Some of these permits are currently in the name of the Co-Op Blue Square Services Society, or the Co-Op, our former controlling shareholder, and entities other than the Company, and have not yet been transferred or re-issued to the Company. As well as result of the reorganization conducted by the Company, such permits are to be transferred to the name of its wholly owned subsidiary, Mega Retail Ltd., which operates all of the Company's retail activity. Furthermore, as a result of the hostilities between Israel and the Palestinians, the relevant authorities, including the police, have required the Company to adopt various security measures. These safety requirements prescribe extensive investment in safety equipment, the retaining of security personnel and may lengthen the time dedicated for obtaining permits from the municipal authorities. In the event that the Company is unable to obtain or maintain the required permits, it may be required to close the affected stores or take other action. However, the Company does not anticipate that not obtaining the necessary permits will have a material adverse effect on its business.

As of the date of this Report, some of the Company's supermarket stores and a few of our Eden Nature stores have no valid business permits/license.  In 2009, the Company and some of its directors and managers were indicted in connection with business licenses and planning and building regarding some of the Company's supermarkets stores. As of the date of this Report, there are provisional closure orders pending against a few of the Company's supermarket stores. The Company is working towards obtaining the required permits and at the same time delaying the effectiveness of the provisional orders until such required permits are obtained. Management estimates that neither the temporary lack of permits nor the provisional closure orders will have material adverse effect on the Company's operation.

c.
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

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 31 – CONTINGENCIES (continued):

On October 29, 2009 the request for approval as a class action regarding the coordination of the selling prices of ink heads produced by HP was withdrawn by the plaintiff with respect to the Company.

d.
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

e.
In July 2007, the Israeli Tax Authority issued to the Company Value Added Tax assessment for the years 2001- 2006 in the amounts of approximately NIS 22 million in connection with the foregoing deduction assessments as specified in clause e. The Israeli Tax Authority did not accept most of the Company's assertions, although it agreed to deduct the total amount to NIS 16.3 million. The Company filed an appeal with the District Court on February 2009, which as of the filing of this Annual Report is still pending. In the opinion of the Company and its advisors, the provisions included in the Company financial statements are sufficient to cover the potential liabilities.

f.
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

On November 4, 2009 the request for approval as a class action and personal claim concerning refund in cash of the deposit on the beverages bottles was dismissed by the court upon the plaintiff's request.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 31 – CONTINGENCIES (continued):

g.
On September 14, 2009 the Company  was served with a claim and a request for approval as a class action (the "Claim"), in which the Company is being sued regarding the sale of cosmetics and perfume products without marking the expiry date or the allowed use period after its opening, as is allegedly obligatory according to the 15 amendment of the Pharmacists directive [new edition] 1981 which is in effect since July 1, 2009.

The plaintiff's personal claim is estimated by him at approximately NIS 175 and if the Claim is approved as a class action, the approximate claim is estimated by the plaintiff at least at NIS 13 million. In addition, the plaintiff requests that the court will issue an injunction forbidding the company from selling such products without the marked expiry date or the maximum allowed period for use after opening. The Company is currently reviewing the Claim and denying all above allegations, however, at this time, given this matter is preliminary in nature, our financial statements currently do not provide for any amount. We will continue to assess this matter as the request for the class action develops.

h.
On December 8, 2009, the Company was served with a claim and a request for approval as a class action ("the claim") in which the company is being sued regarding alleged misrepresentations as to the contents of Fruit spreads sold by the company under its private label "mega".  The plaintiff's personal claim is estimated by him at approximately NIS 52 and if the Claim is approved as a class action, the approximate claim is estimated by the plaintiff at least at NIS 8.4 million. On April 28, 2010 the Claim has been dismissed, following an agreement reached between the Company and the Plaintiff.

i.
In February 2010, a claim was filed against the Company, regarding the grant of discounts to "YOU" card holders. The plaintiffs have requested to certify the claim as a class action.  The claim alleged that during a period of time unknown to the plaintiff, the Company held a special sale in which customers of Mega that are members of the YOU club loyalty plan will receive an additional discount of 10% on the sale price of certain products, and such discount was not granted fully as advertised.

The plaintiff's personal claim is estimated at NIS 3.10, and if the claim is certified as a class action, the approximate claim is estimated by the plaintiff at NIS 2 million at least.

The Company is currently reviewing the Claim and denying all above allegations, however, at this time, given this matter is preliminary in nature, our financial statements currently do not provide for any amount. We will continue to assess this matter as the request for the class action develops.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 31 – CONTINGENCIES (continued):

j.
On March 2010, the Company's wholly owned subsidiary Mega Retail Ltd. and its "YOU" customer loyalty plan were served with a claim and a request for approval as a class action (the "Claim"), in which they are sued together with Dor Alon Energy in Israel Ltd. (which holds 25% of the customers club) regarding the grant of discounts to "YOU" card holders in certain stores of "Alonit" chain.

The Claim requests that the customer loyalty plan will return discount sums that according to the Claim should have been granted to YOU card holders who purchased in certain Alonit stores and did not receive a discount, or received a discount of 5% instead of allegedly claimed discount of 10%.

The plaintiff's personal claim is estimated by him at approx.  NIS 130 million, and if the Claim is approved as a class action, the approximate claim is estimated by the plaintiff at approx. NIS 49.4 million.  In addition, the plaintiff requests a declaratory relief according to which the customers club must grant a 10% discount in all Alonit chain stores.

The Company is currently reviewing the Claim and denying all above allegations, however, at this time, given this matter is preliminary in nature, our financial statements currently do not provide for any amount. We will continue to assess this matter as the request for the class action develops.

k.
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

l.
Certain shareholders of Dr Baby and its former general manager (see also note 5), are disputing the issuance of additional 5,000 shares of the Company, which resulted in the dilution of their holdings, and the dismissal of the former general manager of Dr Baby; they are requiring that any such issuance will be annulled, or alternatively, that the Company will pay them a compensation in the amount of NIS 15 million. The issue is in the process of hearing before an arbitrator. The Company, based on the opinion of its legal advisers, believes that the likelihood of these demands to be accepted by the arbitrator are lower than 50% and therefore did not include any provision in its accounts.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

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

b.	In addition, the Company entered into two additional agreements:

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
(NIS amounts are in thousands unless otherwise stated)

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

The lease terms are between five and 10 years, and the majority of lease agreements are renewable at the end of the lease period at market rate. The Company leases cars under cancellable operating lease agreements. The Company is required to give up to two month notice for the termination of these agreements. Future minimum payments under non-cancelable operating leases for the years subsequent to the statement of position dates are as follows:

	December 31
	2008	2009
	NIS in thousands
First year	171,055	214,530
Second year	170,293	201,450
Third year	151,656	188,394
Fourth year	140,542	149,649
Fifth year	110,045	113,184
Sixth year and thereafter	286,886	308,778
	1,030,477	1,175,985

d.	Capital commitments

Capital expenditure contracted for at the statement of financial position date but not yet incurred is as follows:

	December 31,
	2008	2009
	NIS in thousands
Property, plant and equipment	35,764	38,557
Inventory	3,000	17,200

In addition, BSRE has entered into an agreement for the development of land located in the land area of Kibbutz Eyal and the construction of a housing and logistic warehouse on this land. 41 dunams have been approved by the Israeli Land administration out of the 57 dunams referred to in the agreement. The agreement is pending on the fulfillment of certain other conditions which not all have been met yet. The purchase price will be no less than  $70,000 per dunam. The Company has an option to withdraw from the agreement if the price requested is above $ 100,000 per dunam.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 33 - LIENS AND GUARANTEES:

LIENS:

a.
Liens for liabilities to banks, a proportionately consolidated Company have registered fixed charges on its land, goodwill, rights to insurance and share capital and floating charge on rent income. As of December 31, 2009, the proportionately consolidated Company has liabilities to banks in the amount of NIS 9.4 million.

b.
The Bee Group and some of its investee companies (excluding Na'aman and Vardinon) placed unlimited, fixed and floating charges and a first ranking lien on the warehouse and all its assets, property, book debts, rent, goodwill, profits, revenues, rights of ownership and other benefits in favor of banks to secure their liabilities to the banks, amounting as of December 31, 2009 to NIS 166.4 million.

In order to secure the liabilities of Na’aman and Vardinon, the companies have undertaken not to pledge any of their assets and/or provide any kind of guarantee to a third party without first addressing the banks.

c.
As of December 31, 2009 there are charges on four of the transferred properties to BSRE for the purpose of securing the liabilities of the vendors of the above properties acquired by the Company vis-à-vis third parties (mainly banks). In addition, such charges have been registered on nine further properties from among the properties transferred. In the latter case, however, the Company has received ‘exclusion letters’ (hereinafter - the conditional ‘exclusion letters’) from the holders of the above charges. The Company has advised BSRE, that it has abided by, or will abide by, the terms of the conditional ‘exclusion letters,’ and that there is no significant impediment to the completion of their transfer to BSRE.

d.
As of December 31, 2009 there are charges on 15 of the transferred properties from Mega  Retail to BSRE for the purpose of securing the liabilities to the bank, amounting as of December 31, 2009 to NIS 248.2 million.

e.
On December 31, 2009 BSRE's subsidiary took a loan in an amount of NIS 75 million to finance the establishment of logistic center in Beer Tuvia. A first ranking lien on the property and the accompanying rights was registered in favor of the bank to secure the pay back of the loan.

f.
As of December 31, 2009 there is charge on one of the transferred properties from Mega Retail to BSRE for the purpose of securing the liabilities of the vendors of the property acquired by Mega Retail to the third parties. In addition, such charge has been registered on one further property. In the latter case, however, Mega Retail has received "exclusion letter" from the holders of the above property.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 33 - LIENS AND GUARANTEES (continued):

GUARANTEES:

a.
The Company has provided bank guarantees for third parties such as service suppliers, gift certificates and customers in an aggregate amount of approximately NIS 7 million. Furthermore, the Company has provided bank guarantees for its subsidiary, Eden, in an aggregate amount of approximately NIS 80.3 million.

b.
BSRE has provided bank guarantees for it's subsidiary in an aggregate amount of NIS 75 million. Furthermore, BSRE has provided guarantees for it's vendor in an aggregate amount of approximately NIS 10 million.

c.
Mega Retail has provided bank guarantee for a third party in an amount of approximately NIS 0.7 million. A subsidiary (Hyper Hyper) has provided bank guarantee for a third party in an amount of approximately NIS 2.3 million.

d.
As of December 31, 2009, Bee Group and some of its investee companies (excluding Na'aman and Vardinon) provided guarantees to each other for the total liabilities to the banks of the group (excluding Na'aman and Vardinon) in an amount of NIS 110.1 million.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 34 – RELATED-PARTY TRANSACTION:

"Related Parties" – As defined in IAS 24 revised – 'Related Party Disclosures."

Key management personnel – include the members of the board of directors and senior managers in the Company, and the CEOs of the Bee Group and BSRE.

Goods and services are bought from associates and an entity controlled by key management personnel, in the normal course of business and under normal trade terms.
The principal related parties of the Company are, among others: Alon Retail Ltd., Alon Israel Oil Company Ltd., Bielsol Investments (1987) Ltd. collective acquisition entities of kibbutzim in Israel that hold Alon Israel Oil Company Ltd, Dor Alon Energy in Israel (1988) Ltd., , Dor Food Chains Holdings Ltd., and many other companies,  whose interests are controlled by the Company's directors among others.

Transactions with related parties:

	Year ended December 31
	2007	2008	2009
Directors' fees	1,032	1,709	1,718
Legal consulting (5)	1,282	2,024	5,051
Purchases (4)	755,396	851,666	840,486
Commissions (1)	(3,597)	(5,743)	(6,636)
Discounts (2)	716	924	444

1)
In January 2004 the shareholders of the Company approved an agreement according to which the Company will provide to related parties purchasing and supply services for stores operated by the related parties. In consideration for these services, the Company is entitled to payment equivalent to the cost of the services provided with the addition of a margin as stated in the agreement.

2)
On September 13, 2005, the Company’s general shareholders meeting approved a discount arrangement for some of the employees of the companies holding directly or indirectly in the Company’s shares (some of the employees of Alon Group) (hereinafter - “the entitled employees”).

The discounts to be given to the entitled employees will be identical to those given to the Company’s employees, which during 2009 were: 9% at the Mega In Town stores, 9% at the Mega stores and 4% at the Shefa Shuk stores. Since the launch of the Mega Bool stores in December 2008, the discounts for employees at the Mega Bool stores and Shefa Shuk stores is 6%.
The discounts are limited to purchases in a total amount of NIS 7,000 a month.

3)	The Company is selling gift certificates for the par value in the certificate less discount, according to the commercial terms that were negotiated with the clients during regular course of business.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 34 – RELATED-PARTY TRANSACTION (continued):

4)
The Company purchases goods from Tnuva and Dor Alon. These arrangements are in the ordinary course of our business, and the terms and conditions of these arrangements are at "arm's-length". The Company purchase most of our dairy, fresh produce and poultry products from the Tnuva corporation, which holds a leading position in the domestic dairy and poultry markets. To our knowledge, some of the collective acquisition entities of kibbutzim in Israel that hold shares of Alon, our controlling shareholder, hold 21.5% of Tnuva.

5)	The Company receives legal services from S. Biran & Co. a related party of the Company.

6)	Employment agreement with Ms. Moran Wiessman

The Chairman's of the Board of Directors daughter, Ms. Moran Wiessman, is employed in Bee Group (private company 85% holding by the Company) as a process engineer since January 2009. Moran Wiessman receives a basic gross monthly wage of NIS 10,000, car maintenance (in the amount of NIS 600 gross per month in addition to fuel expenses) and social benefits as acceptable for an employee in her status. The employment agreement was approved by the audit committee, the board of directors and the general meeting of the Company in July 2009, whereas under such approval, the approval procedures in the Company necessary for a pay increase or grants to Ms. Wiessman were determined. Ms. Wiessman holds a B.Sc degree in Industry and Management from Ben Gurion University.

As to agreement signed with Dor Alon in connection with the purchase of Diners Israel and establishing a joint customer club, see note 32b.

As to protocol signed between BSRE and Gindy investments Ltd. in connection with the purchase of rights in the area located in the wholesale market site. See note 36f.

Year-end balances arising from sales/purchases of goods/services:

	December 31,
	2008	2009
	NIS in thousands
Trade receivables (note 3e):	56,550	58,479
Other receivables (note 13b):	8,104	7,930
	64,654	66,409
Trade payables	74,403	70,894
Other payables	80	233
	74,483	71,127

The receivables from related parties arise mainly from sale transactions and are due two months after the date of sales. The receivables are unsecured in nature and bear no interest. There are no provisions held against receivables from related parties (2008: nil).

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 34 – RELATED-PARTY TRANSACTION (continued):

Key management compensation

The compensation paid or payable to key management (executive and non-executive), members of the Executive Committee, the Company Secretary and the Head of Internal Audit for employee services is shown below:

	Year ended December 31,
	2007	2008	2009
	NIS in thousands
Salaries and other short-term employee benefits	17,071	17,539	20,741
Post employment benefits	957	1,401	1,597
Share-based payments	-	3,977	6,172

	18,028	22,917	28,510

NOTE 35 – SEGMENT INFORMATION:

The Company includes segment information, according to IFRS 8. The Company's chief operating decision makers review the Company's internal reports in order to evaluate performance and allocate resources. Company's management has set the operating segments based on reports.
The Company presents three reportable segments: Supermarkets, Non-food Retail and wholesale and Real estate. All Company's activities are located in Israel.
Selling, general and administrative expenses of Head Quarters operations, other gains (loss) and financial income and expenses are not included in the results of each of the operating segments.
Additional data provided to the chief operating decision makers except the data provided below is measured in a manner that corresponds the method of measurement used in the financial statements.
Company's three operating segments consist of the following:

(1)
Supermarkets –The Company is engaged through its fully held subsidiary, Mega Retail Ltd. ("Mega Retail"), in Supermarket activities, offering a wide range of food and beverage products and “Non-food” items, such as houseware, toys, small electrical appliances, computers and computer accessories, entertainment and leisure products and textile products and “Near-Food” products, such as health and beauty aids, infants products, cosmetics and hygiene products. As of December 31, 2009, the Company operated 203 supermarkets in this segment. This segment also includes properties owned through  BSRE, in connection with the supermarket operation of the Company's stores (including warehouses and offices).

(2)
Non-food Retail and Wholesale – The Company is engaged, through Bee Group Retail Ltd. ("Bee Group"), in Non- food Retail and wholesale activities .As of  December 31, 2009, Bee Group consisted of 260 non- food Retail outlets, mostly through franchisees, with activities in the houseware and home textile, toys, leisure, and baby and young children sectors.

(3)
Real  Estate – The Company is engaged through BSRE in commercial centers, office buildings and logistics centers owned by the Company for the purpose of deriving long-term yield from lease, and land held for long-term capital appreciation.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 35 – SEGMENT INFORMATION (continued):
	Supermarkets	Non - food Retail and wholesale	Real estate	Adjustments	Total consolidated
	NIS in thousands
Year ended December 31, 2009:
Net segment revenues	6,863,020	464,266	21,790	-	7,349,076
Inter segment revenues	-	58,874	-	(58,874)	-

Operating profit before other gains and losses and net gain from adjustment of investment property to fair value	211,120	34,321	12,145	720	258,306
Segment profit	190,882	23,245	32,920	720	247,767
Unallocated corporate expenses					(17,341)
Unallocated corporate gains due to changes in holdings					3,210
Financial income					64,780
Financial expenses					(177,454)
Share in losses of associated companies - net					(37)
Income before taxes on income					120,925
Additional information -
Depreciation and amortization	153,347	11,901	-	-	165,248
Year ended December 31, 2008:
Net segment revenues	6,966,839	442,130	20,152	-	7,429,121
Inter segment revenues	-	55,393	-	(55,393)	-

Operating profit before other gains and losses and net gain from adjustment of investment property to fair value	258,168	23,355	7,378	2,957	291,858
Segment profit	246,096	23,163	26,445	2,957	298,661
Unallocated corporate expenses					(26,606)
Unallocated corporate gains due to changes in holdings					9,781
Financial income					60,700
Financial expenses					(166,295)
Share in losses of associated companies - net					(33)
Income before taxes on income					176,208
Additional information -
Depreciation and amortization	143,704	10,178	-	-	153,882

Year ended December 31, 2007:
Net segment revenues	6,655,845	310,367	15,772	-	6,981,984
Inter segment revenues	-	42,111	-	(42,111)	-

Operating profit before other gains and losses and net gain from adjustment of investment property to fair value	281,200	20,284	9,775	277	311,536
Segment profit	286,375	19,709	20,231	277	326,592
Unallocated corporate expenses					(22,338)
Unallocated corporate losses due to changes in holdings					(1,520)
Financial income					60,978
Financial expenses					(118,297)
Share in losses of associated companies - net					186
Income before taxes on income					245,601
Additional information -
Depreciation and amortization	137,290	3,810	-	-	141,100

The Company does not regulary reports to the chief operating decision maker any segment assets and liabilities measure, see also note 2c.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 36 – EVENTS SUBSEQUENT TO DECEMBER 31, 2009:

a.	On January 14, 2010 the Board of Directors declared a dividend in the amount of NIS 75 million (NIS 1.7043168 per share).

The dividend, net of taxes withheld at source pursuant to Israeli law, was paid on February 25, 2010 to shareholders of record as of close of business on February 11, 2010. US holders will be paid in US Dollars based on the representative rate of exchange of the US Dollar against the NIS published by the Bank of Israel on or about February 25, 2010.

Following the dividend distribution, the conversion ratio of the Company's 5.9% convertible debentures issued in August 2003 (outstanding principal amount of 7,464,560 as of February 11, 2010), and the exercise price per share of the Company's employee and executives options were adjusted on February 12, 2010. Following the adjustment, each NIS 18.390 par value of the convertible debentures will be convertible into one ordinary share of the Company,  the exercise price per share of the company's employee and executives options will be NIS 33.56 for the employees and NIS 36.47 for the executives.

The dividend was declared after the Board of Directors decided on January 14 2010,  in view of the changes and development of the Company since 2003, that the ratio of net financial obligations to EBIDTA is to be calculated by deducting from the net financial obligations Company's debt which is related by the Company to real estate that is not in use of the Company. The board of directors further resolved that the net debt to EBITDA ratio for dividend distribution will not exceed 4.5. As of December 31, 2009 the Company met the aforementioned ratio.

b.
On April 7, 2010 the Company announced that it is considering a transaction with its controlling shareholder, Alon Israel Oil Co. ("Alon"), pursuant to which the Company would acquire from Alon all of Alon's 80.05% holdings in Dor Alon Energy in Israel Ltd. ("Dor Alon"), a publicly traded company listed on the Tel Aviv Stock Exchange (the "Acquisition"). Dor Alon is one of the four largest fuel companies in Israel based on number of gas stations and convenience stores. As of March 10, 2010, Dor Alon supplied motor fuels and other petroleum products to 183 public retail outlets operating under the “Dor Alon” brand and operated 168 convenience stores, including 124 convenience stores branded “Alonit” and “Super Alonit” and 44 convenience stores operated by the AM:PM chain of stores. Dor Alon's sales and operating income in 2009 were approximately NIS 6,247 million and NIS 183 million, respectively. Dor Alon trades on the Tel Aviv Stock Exchange (“TASE”).

In exchange for the shares in Dor Alon, the Company would issue to Alon 20,327,710 shares of the Company (which would materially increase the capital of the Company) so that each Dor Alon share held by Alon will be exchanged for 1.8 ordinary shares of the Company.
Following the Acquisition the Company is to distribute dividend in amount of NIS 800 million not out of profits, which would be subject to the approval of the Israeli courts and to the completion of the Acquisition.
In connection with the acquisition Alon and the Company obtained a preruling from the Israeli Tax Authority. The pre-ruling is subject to various conditions and provides, among other things, that the cost basis and the purchase date of the shares of Dor Alon for tax purposes in the possession of the Company following the acquisition will be the original price and acquisition date, respectively, as they had been for Alon prior to the acquisition. Alon has clarified to the Company that, in connection with the payment of tax at the time of any future sale by the Company of all or part of its shares in Dor Alon, if any, to a third party, Alon will pay that portion of any applicable tax payable in an amount equal to the amount of tax deferred by the Tax Authority in its pre-ruling (i.e., the amount of tax that would have been payable by Alon in connection with the acquisition had the acquisition not been tax exempt according to the pre-ruling).

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 36 – EVENTS SUBSEQUENT TO DECEMBER 31, 2009 (continued):

On May 17, 2010 Company's Audit Committee and Board of Directors approved the transaction. The Acquisition and the dividend distribution are subject to approval of the general meeting of  shareholders and approval of the dividend by the Israeli courts and are subject to other approvals required by applicable law and customary closing conditions.

c.
Through March 31, 2010, additional convertible debentures with par value of NIS 5,804 were converted to 288,844 shares of the Company. In addition, 630,000 shares were issued for the exercise of employee and managers options.

d.	On March 25, 2010, the Company purchased 89,888 of its own shares ("treasury shares") from a related party at market value (NIS 47.64).

e.
On January 20, 2010 the Company purchased 150,200 subordinated Class B limited partnership units of Holly Energy Partnership, L.P. for a total consideration of approximately $ 6 million from Alon Assets Inc., a related party. These units were converted, after March 2010, into ordinary partnership units which are quoted in the New York Stock Exchange (NYSE). The Company chose to classify  this investment as available for sale financial asset.

f.
On April 15, 2010, the audit committee and board of directors of BSRE, approved the agreements to purchase land rights in part of the wholesale market area in Tel Aviv, the development, construction and marketing of a project that includes an apartment building complex, areas for commercial use and areas for multi–purpose use, in a joint venture (50%:50%) with a third party (a company under the control of Moshe and Yigal Gindi and Gindi investments 1 Ltd. - together referred to hereinafter as "Gindi").

Under these agreements, BSRE and Gindi ("the Purchasers") will jointly acquire (50% each) the rights to the long term land lease (through 31.8.2099), in the specified area located in the wholesale market site in Tel Aviv (the "Property") from the municipality of Tel Aviv and the Wholesale Market for Agricultural Produce in Tel Aviv Company Ltd. (the "Sellers"), for the total consideration of NIS 950 million to be paid in installments according the project milestones. The first installment of NIS 260 million, which most of it has been transferred to a trustee on 20, May 2010 and will be paid in three installments over a period of six months from the date of approval by the Israeli Minister of Interior. NIS 660 million will be paid when the project's first construction permit is available, or after 24 months have elapsed from the date of signing the purchase agreements, whichever comes first, and the balance when Form 4 of construction completion is available. The Sellers are also entitled, pending on certain sale targets, to additional consideration, calculated by reference to the sale price of apartments that are sold in the apartment buildings complex.

The Purchasers have also undertaken to plan and construct public buildings and parking lots for the sellers, for a consideration that will not exceed NIS 102 million. As collateral to performing their obligations the purchasers also have to provide guarantees to the sellers; in this respect, BSRE is required to provide Gindi with a bank guarantee of NIS 19 million (of which NIS 13 million have been transferred to date).

In an agreement of principles signed between BSRE and Gindi, BSRE agreed to pay 60% of the first NIS 260 million of the consideration and will be eligible to receive the excess amount (the 10% difference from its its 50% share of the project), not later than eight years after the signing of the agreement of principles, including linkage differences and interest. Gindi is to provide management services for the Project, including inter alia services relating to its selling and marketing, in exchange for a management fee to be paid by the Purchasers calculated as 16% of the profits from the residential part and 16% of the profit from the commercial part, computed as defined in the agreement of principles between the parties. An advance of NIS 15 million will be paid on account of the management services during the five years period that starts after the agreements are signed.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 36 – EVENTS SUBSEQUENT TO DECEMBER 31, 2009 (continued):

The signing of the final agreements was approved by an extraordinary meeting of the shareholders of BSRE (required according to Israeli companies Law, since some of the BSRE's controlling shareholders may have an interest on the sellers side),  on June 2, 2010, the agreements were signed on June 3, 2010 and are subject to the  approval by the Israeli Minister of the Interior within 60 days of signing such agreements.

g.
On April 21, 2010 BSRE announced the approval by the Audit Committee and Board of Directors of BSRE of (i) an agreement ("the aquisition agreement") to purchase approximately 240-dunam parcel of property in Point Wells, near Seattle, Washington, which serves primarily as a plant for storage and distribution of fuel and oils (the "Property"), and (ii) an agreement to develop the Property. ("the development agreement").

The acquisition and development agreements will be entered by BSRE, through a special purpose corporation that will be established in the USA (hereinafter: “the  Partnership”) with subsidiaries of Alon USA Energy Inc. (a public company whose shares are traded on the New York Stock Exchange ;hereafter “Alon USA”) who own and operate the Property. Alon USA and the Company are companies under common control.

The present zoning of the property is for heavy industrial and Alon USA has begun furthering a plan for a change of zoning of the Land to an urban center zoning. To the best of the BSRE’s knowledge, as at the date of this announcement, the abovementioned change has been approved in principle, subject to completion of local statutory proceedings, the hearing of objections and additional approval proceedings, including the preparation and approval of a detailed plan which will, inter alia, make it possible to erect residential buildings and commercial space on the Land.

The Partnership will pay Alon USA a sum of $19.5 million for the purchase of the land at the time of closing of the transaction in consideration for the rights in and to the Land only. Buildings and the existing equipment / property on the Land (including fuel storage tanks, technical systems, pipes and various installations) will remain in the ownership of Alon USA. The Partnership will bear the expenses relating to the transaction, including the transfer tax (estimated at $ 350,000) and ancillary costs for completion of the transfer of the rights into its name.

Upon the closing of the transaction, the Partnership will grant Alon USA a right of use of the property, without consideration, for a period commencing at the time of closing of the transaction and terminating: (1) at the end of 10 years from the date of closing of the transaction, or (2) at the time of sale of the property sold, after the enhancement thereof, to a third party in accordance with the development agreement, whichever is the earlier (“the License Period”).

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS amounts are in thousands unless otherwise stated)

NOTE 36 – EVENTS SUBSEQUENT TO DECEMBER 31, 2009 (continued):

Under a separate development agreement the Partnership will prepare a detailed plan for approving the construction of at least 2000 residential units on the Land. All the expenses relating to the approval of the change of zoning, including the initiation and preparation of a detailed plan, which are estimated at approximately 4 - 5 million US dollars, will be borne by the Partnership. If the detailed plan is not approved and/or if it does not contain at least 2000 residential units, the Partnership will bear no responsibility to Alon USA. In consideration for Alon USA’s right to participate in the development of the Land and in the proceeds that will be received from the sale of the Land to a third party after the enhancement thereof, Alon USA will pay the Partnership quarterly participation fees in the sum of $438,750 (hereinafter: “the Participation Fees”) The Participation Fees will be paid commencing July 1, 2010 and throughout the entire License Period.

The Development Agreement further stipulates provisions regarding a division of the consideration that will be received from the sale of the developed Land to a third party after the change of zoning and enhancement of the Land.

The acquisition agreement was signed on May 7, 2010 by the corporation that BSRE founded BSRE – Point Wells, LP that is a registered limited partnership in Delaware State, USA and by the owner of the property – Paramount Petroleum Corporation (POW) as conditional agreement. The acquisition and development agreements were approved by a general meeting of the shareholders of BSRE, on May 30, 2010. The Company was notified that the agreement was approved by the Board of Directors of POW and the lessee of the property Paramount Petroleum Corporation (PPC) and the audit committee of Alon USA. As of June 1, 2010 all of the contingent conditions of the agreement were met, the transaction completed and BSRE – Point Wells, LP paid the full compensation for the land in the amount of $19.5 million U.S. dollars.

BLUE SQUARE – ISRAEL LTD.
DETAILS OF PRINCIPAL  SUBSIDIARIES, PROPORTIONATELY CONSOLIDATED COMPANIES
AN ASSOCIATED  COMPANIES
AT DECEMBER 31, 2009

APPENDIX

Holding Company	Name of Company	Percentage of ownership and control by holding Company as of December 31, 2009

Blue Square-Israel Ltd.	Mega Retail Ltd.	100%	Subsidiary

	Blue Square Real Estate Ltd.	78.35%	Subsidiary

	Bee Group Ltd.	85% (see note 5a1c)	Subsidiary (see note 5a1c)

	Diners Club Israel Ltd.	36.75%	See note 32(1)

Mega Retail Ltd.	TheBlue Square Chain (Hyper Hyper) Ltd.	100%	Subsidiary

	Eden Briut Teva Market Ltd.	51%	Subsidiary

	Loyalty plan-partnership	75%	See note 32(1)

The Blue Square Chain (Hyper Hyper) Ltd.	Shefa Mehadrin Ltd.	100%	Subsidiary

	Radio Non-Stop Ltd.	33%	Associated Company

Blue Square Real Estate Ltd.	Kenyon Hadar Management Company Ltd.	50%	Proportionately consolidated

	Hyper Lod Center Ltd.	100%	Subsidiary

	Joint venture Blue Square - Hadar	50%	Proportionately consolidated

	Logistic Center Bee Square Real Estate Ltd.	100%	Subsidiary

	Center Investments 1108 Ltd.	50%	Proportionately consolidated

	Izdarehet Investments Company Ltd.	50%	Proportionately consolidated

Bee Group Ltd.	Na'aman Porcelain Ltd	66.85%	Subsidiary

	Doctor baby	100%	Subsidiary

Na'aman Porcelain Ltd.	Vardinon Textile Ltd.	88.74%	Subsidiary

	Sheshet Chain of Stores for Household Utensils Ltd.	100%	Subsidiary

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

BLUE SQUARE-ISRAEL LTD.

By:	/s/Zeev Vurembrand
	Name:	Zeev Vurembrand
	Title:	President and Chief Executive Officer

By:	/s/ Dror Moran
	Name:	Dror Moran
	Title:	Vice President and Chief Financial Officer

Date:  June 23, 2010