Form 20-F
period 2010-12-31
Alon Holdings Blue Square - Israel Ltd
filed 2011-06-30
CIK 1016837

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ________

Commission file number 1-14426

ALON HOLDINGS BLUE SQUARE - ISRAEL LTD.
(Exact name of Registrant as specified in its charter)

Israel
(Jurisdiction of incorporation or organization)

2 Amal Street, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Ortal Klein, Corporate Secretary;
Tel: (972)-9-9618636; Fax: (972)-9-9618504
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

65,990,879 Ordinary Shares, par value NIS 1.0 per share

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

Yes ☐   No  ☒

INTRODUCTION

Unless otherwise indicated, as used in this Annual Report, (a) the term “Alon Holdings” or the “Company” means Alon Holdings Blue Square - Israel Ltd., (b) the terms “we,” “us” and “our,” mean Alon Holdings and its consolidated subsidiaries, (c) “Mega Retail” means Mega Retail Ltd., (d) “Dor Alon” means Dor Alon Energy In Israel (1988) Ltd., a corporation of which we held approximately 78.38% of the outstanding ordinary shares as of May 31, 2011, and the balance of whose shares are publicly held and traded on the Tel Aviv Stock Exchange, and its subsidiaries (e) "Bee Group" means Bee Group Retail Ltd., a corporation of which we held 100% of the outstanding ordinary shares as of  May 31, 2011, and (f) "BSRE" means Blue Square Real Estate Ltd., a corporation of which we held 78.26% of the outstanding shares as of  May 31, 2011, and the balance of whose shares are publicly held and traded on the Tel Aviv Stock Exchange, and its subsidiaries.

We operate in four reporting segments.  As of December 31, 2010, we were the largest retail company in Israel based on the number of stores. In our Supermarkets segment, we are the second largest food retailer in the State of Israel. In our “Commercial and Fueling Sites” segment, we operate a chain of fueling stations and convenience stores in different formats in Israel, and one of our subsidiaries is considered to be one of the four major gas companies in Israel. In our "Non-Food" segment, we sell “Non-Food” items both in our supermarkets and in stand alone retail outlets. In our Real Estate segment, we own, lease and develop yield-generating commercial properties and projects.

Through our supermarkets, which are operated mostly through Mega Retail, we offer a wide range of food and beverage products and “Non-Food” items, such as houseware, toys, small electrical appliances, computers and computer accessories, entertainment and leisure  products and textile products (called “Non-Food” in this Annual Report), and “Near-Food” products, such as health and beauty aids, baby and young children products, cosmetics and hygiene products (called “Near-Food” in this Annual Report). As of May 31, 2011, we owned and operated 209 supermarkets under the brand names, Mega in Town, Mega Bool, Mega, Shefa Shuk and Eden Teva Market(“Eden Teva”).

As of May 31, 2011, Dor Alon supplied motor fuels, motor oil and other petroleum products to a network of 189 retail outlets operating under the “Dor Alon” brand.  Integrated into most of Dor Alon’s public retail outlets are Diesel Fueling Centers (“DFC”) that sell diesel fuel for large vehicles such as trucks and buses at preferential terms.  Dor Alon also supplies ARAL lubricants and Texaco lubricants in Israel. As of May 31, 2011, Dor Alon also operated 183 convenience stores, of which 139 were convenience stores branded “Alonit” and “Super Alonit” (called Alonit convenience stores in this Annual Report) and 44 convenience stores were operated by the AM:PM chain of stores. In addition, as of May 31, 2011, Dor Alon also operated 173 internal gas stations.

As of May 31, 2011, the Bee Group consisted of 272 non-food retail outlets, mostly through franchisees, with activities in the houseware and home textile, toys, leisure, and baby and young children sectors. The Bee Group operates under the brand names Naaman, Vardinon, Sheshet, Kfar Hasha’ashuim, All for a Dollar, Dr. Baby and Rav-Kat.

As of December 31, 2010, through BSRE, we were the legal owner (including through long-term leases from the Israel Land Administration and the Municipality of Tel Aviv) of 121 yield generating real estate properties (including properties owned in connection with our Supermarkets and "Non Food" segments, which includes warehouses and offices), totaling approximately 264,000 square meters,  and  approximately 216,000 square meters of unutilized building rights. In addition, we engaged in the development of the "Wholesale Market," a project totaling approximately 97,460 square meters (50% held by BSRE). In addition, BSRE operated in the area of residential real estate promotion and planning. For further information regarding our real estate, see “Item 4. Information on the Company - B. Business Overview – Our Real Estate.”

Our revenues and profits during the years described in this Annual Report were principally derived from the operation of our supermarkets. In recent years, we have increased our activity in the "Non-Food" retail, mainly through acquisitions. We expect that the acquisitions we have made in the "Non-Food" retail area and our acquisition of an approximately 80% interest in Dor Alon will improve our financial results in the coming years.

Please note that unless otherwise indicated, as used in this Annual Report, the term “owned” or “ownership” with respect to our supermarkets, Bee Group outlets and fueling stations means the ownership of the operations of our supermarkets, outlets and sites and not legal title to the real estate underlying our supermarkets, outlets and sites.

We were incorporated in June 1988. In 1996, we completed our initial public offering and our American Depositary Shares, or ADSs, were listed for trading on the New York Stock Exchange.  In November 2000, our ordinary shares were listed for trading on the Tel Aviv Stock Exchange.

Except for the historical information contained herein, the statements contained in this Annual Report are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to our business, financial condition and operating results.  Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in “Item 3.  Key Information - D. Risk Factors” and factors discussed elsewhere in this Annual Report.

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

All references in this Annual Report to dollars or $ are to U.S. dollars and all references in this Annual Report to NIS are to New Israeli Shekels. Unless mentioned otherwise, all figures in U.S. dollars are based on the representative exchange rate between the NIS and the dollar as published by the Bank of Israel for December 31, 2010, which was NIS 3.549 per $1.00, except figures for the first quarter of 2011, which are based on the representative exchange rate between the NIS and the dollar as published by the Bank of Israel for March 31, 2011, which was NIS 3.481 per $1.00.

Presentation of Financial and Share Information

We prepare our consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Until and including our financial statements for the year ended December 31, 2007, we prepared our consolidated financial statements in accordance with Israeli GAAP. The influence of the transition to IFRS (from financial statements prepared in accordance with generally accepted accounting principles in Israel, referred to in this Annual Report as Israeli GAAP) on our financial statements for the year ended December 31, 2007 and our results of operations for that year is detailed in note 36 to our consolidated annual financial statements for the year ended December 31, 2008. Following the Company's adoption of IFRS, as issued by the IASB, the Company is no longer required to reconcile its financial statements prepared in accordance with IFRS to U.S.GAAP.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data.

We have derived the following selected consolidated financial data as of December 31,  2008, 2009, and 2010 and for each of the years ended December 31, 2008, 2009, and 2010 from our consolidated financial statements and notes included elsewhere in this Annual Report.  We have derived the selected consolidated financial data as of December 31, 2006 and 2007 and for each of the years ended December 31, 2006 and 2007 from our audited consolidated financial statements not included in this Annual Report.  We prepare our consolidated financial statements in conformity with IFRS.  Until and including our financial statements for the year ended December 31, 2007, we prepared our consolidated financial statements in accordance with Israeli GAAP.  You should read the selected consolidated financial data together with the section of this Annual Report titled “Item 5.  Operating and Financial Review and Prospects”, our consolidated financial statements included elsewhere in this Annual Report, the related notes, and the independent registered public accounting firm's report.

The selected information also includes certain items for the years 2006 and 2007 in accordance with U.S. GAAP.  Israeli GAAP differs in certain significant respects from U.S. GAAP.  For a summary of certain significant differences, see note 21 to our consolidated financial statements for the year ended December 31, 2007.

	For the year ended December 31,
Statement of Income Data
In accordance with IFRS:	2008	2009	2010	2010
	NIS (In thousands, except per ordinary share or ADS data)			$(1)

Revenues	7,429,121	7,349,076	9,227,453	2,600,015

Less – government levies	-	-	723,709	206,919

Net revenues	7,429,121	7,349,076	8,503,744	2,396,096
Cost of sales	5,369,149	5,291,012	6,192,352	1,744,816
Gross profit	2,059,972	2,058,064	2,311,393	651,280

Selling, general and administrative expenses	1,794,720	1,817,099	2,069,970	583,255

Operating profit before other gains and losses and net changes in fair value of investment property	265,252	240,965	241,422	68,025,918
Other gains	12,233	4,699	3,258
Other losses	(14,716)	(32,803)	(28,188)	(7,943)

Changes in fair value of investment property, net	19,067	20,775	33,917	9,275

Operating profit	281,836	233,636	249,409	70,275

Finance income	60,700	64,780	85,852	24,190

Finance expenses	(166,295)	(177,454)	(235,847)	(66,455)

Finance expenses, net	105,595	112,674	149,995	42,265

Share of profit (loss) of associates	(33)	(37)	(518)	(146)

Income before taxes on income	176,208	120,925	98,896	27,866

Taxes on income	43,806	23,124	36,287	10,225

Net income for the year	132,402	97,801	62,609	17,641

Attributable to:

Equity holders of the company	104,586	77,163	47,839	13,479

Non-controlling interests	27,816	20,638	14,770	4,162

Earnings per Ordinary share or ADS attributable to equity holders of the Company:
Basic	2.41	1.77	0.96	0.27
Diluted	1.62	1.77	0.96	0.27

Cash dividends declared per ordinary share or ADS	3.46	-	14.01 (2)	3.84 (2)
Number of Ordinary Shares Outstanding at the end of each year:	43,372,819	43,717,058	65,990,879	65,990,879

	For the year ended December 31,
	2006	2007
	NIS (In thousands, except per ordinary share or ADS data)
Statement of Income Data:
In accordance with Israeli GAAP

Sales	6,515,035	6,982,350

Cost of sales	4,812,952	5,129,520

Gross profit	1,702,083	1,852,830
Net gain from adjustment of investment property to fair value	-	10,456
Selling, general and administrative expenses	1,396,877	1,562,555

Operating income	305,206	300,731

Financial expenses, net	(42,368)	(54,798)

Other income, net	78,022	3,355

Income before taxes on income	340,860	249,288

Taxes on income	96,660	68,495

Share in profit of associate	1,284	186

Minority interest	31,573	30,757

Net income	213,911	150,222

Earnings per ordinary share or ADS (basic)	5.46	3.55
Earnings per ordinary share or ADS (fully diluted)	4.92	3.42
Cash dividends declared per ordinary share or ADS	2.81	6.52

In accordance with U.S. GAAP:

Net income	166,724	97,301

Earnings per ordinary share or ADS (basic)	4.25	2.30
Earnings per ordinary share or ADS (fully diluted)	4.23	2.30
Number of Ordinary Shares Outstanding:	39,692,983	43,372,819

(1)
The translation of the NIS amounts into dollars has been made for the convenience of the reader at the representative exchange rate prevailing at December 31, 2010 (NIS 3.549 =$1.00), as published by the Bank of Israel. During 2010, the US dollar depreciated in value vis-à-vis the NIS by approximately 6%.

(2)	Including dividends paid of NIS 12.31 ($3.39) on October 18, 2010 after the issuance of 20,328 thousand shares as part of the acquisition of Dor Alon.

	At December 31,
	2008	2009	2010	2010
	NIS (in thousands)			$(1)
Balance Sheet Data:
In accordance with IFRS
Working capital (deficit)	(47,014)	492,938	58,387	16,451

Total assets	*4,444,873	5,165,497	8,770,208	2,471,177

Short-term credit from banks and others and current maturities of debentures	236,901	351,296	970,824	273,549

Long-term debt, net of current maturities	1,457,955	1,990,075	3,700,053	1,042,621
Total equity	1,100,896	1,226,724	1,582,139	445,789

*  After retroactive application of change in accounting policies – see also note 2 ad 1 to the financial statements.

	At December 31,
	2006	2007
	NIS (in thousands)
Balance Sheet Data:
In accordance with Israeli GAAP:

Working capital (deficit)	335,376	100,444
Total assets	4,071,733	4,232,371
Short-term credit from banks and others and current maturities of debentures	264,8588	207,723

Long-term debt, net of current maturities	1,161,926	1,209,265
Shareholders’ equity	992,922	1,024,834
In accordance with U.S. GAAP:
Total assets	4,247,394	4,310,173
Shareholders’ equity	1,003,384	932,985

(1)
The translation of the NIS amounts into dollars has been made for the convenience of the reader at the representative exchange rate prevailing at December 31, 2010 (NIS 3.549= $1.00), as published by the Bank of Israel.

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors.

Our business, operating results and financial condition could be seriously harmed due to any of the following risks.  If we do not successfully address any of the risks described below, our business, operating results and financial condition could be materially adversely affected and the share and ADS price of Alon Holdings may decline.  We cannot assure you that we will successfully address any of these risks.

Risks Related To Our Supermarkets

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

We believe that an important factor in the purchase decisions of a large portion of the Israeli public is the price of the products it purchases. As a result, in recent years, we and our competitors have established or expanded low-price and hard discount store formats.  We intend to continue to expand our "Mega Bool" format - our hard discount store format and our “Mega In Town” format designed to bring discount shopping to neighborhoods and city centers.

In addition, smaller supermarket chains during 2010 and 2011 continued to aggressively increase their market share and expand their presence in selected areas in Israel, often geographically beyond their original locations, increasing competition in an already difficult market.  We estimate that our market share of the total retail market of food, beverages and tobacco was 14.3% in 2010 compared to 14.5% in 2009. The market share of the other major supermarket chain, Shufersal, based on its financial reports was approximately 22.7% of the total retail market of food, beverages and tobacco in 2010 compared to 23% in 2009 (market share calculations is based on the estimate of the Central Bureau of Statistics of the total retail market for food, beverages and tobacco for 2009, and our estimate for market growth of 2% in 2010).  The low barriers of entry, including the relatively low cost of establishing a new smaller supermarket chain, have contributed to the increase in the number and expansion of smaller supermarket chains in recent years. These smaller supermarket  chains have been able to capture a significant part of the sales from the major chains in their areas by using lower cost non-unionized labor and having lower operating costs and, in some cases by operating on Saturdays and offering non-kosher food.  Large supermarket chains in Israel, including us, are kosher and therefore do not offer non-kosher food or generally operate on Saturdays.

Since 2005, a number of smaller supermarket chains which previously operated on a local geographic level combined to form a separate entity, Fourth Chain Company Ltd., in order to develop a private label and to jointly negotiate with suppliers. In 2006, the Fourth Chain Company started to market a private label brand.  This combination, and possible similar combinations of other smaller supermarket chains, may generate the efficiencies of a major nationally-spread chain and enable them to compete more efficiently with us.

Since the merger of Shufersal with ClubMarket, another major chain, in 2005, we have faced a larger competitor, many of whose stores are characterized by the every day sale of products at low prices.  In 2010, Shufersal had sales of NIS 11.1 billion (U.S. $3.1 billion) in the supermarket segment as opposed to our sales of NIS 6.9 billion (U.S. $1.9 billion). The difference in market share may give Shufersal a greater competitive advantage in its dealings with customers, suppliers and other third parties.

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

Our brand names, including some of our store format brands, are among the most well recognized brands in Israel.  For example, according to internal surveys, the Mega brand is one of the most prominent and well-known brands in Israel. While we invest considerable effort in protecting our private label and maintaining a high level of quality in the raw materials used to manufacture our “Mega” line of private label products, a defect in a certain product may cause damage not only to the reputation of the product, but also to that of  the “Mega” name. Damage to our reputation, to the reputation of our store format brands, or to the “Mega” name due to reports in the media or otherwise may have a material adverse effect on our level of sales with a corresponding impact on our profitability and operating results.

Economic conditions in Israel affect our financial performance.

All of our supermarket sales are made in Israel, and we acquire a substantial majority of the goods that we sell from Israeli suppliers. Consequently, our financial performance is dependent to a significant extent on the economy of Israel. During 2008 and 2009, Israel's Gross Domestic Product rose by 4.1% and 0.7%, respectively. Reports of the Israeli Central Bureau of Statistics indicate that during 2010 Israel's Gross Domestic Product rose by 4.8% as a result of an increase in exports. Initial reports indicate that gross domestic product increased by 4.7% (annualized) during the first quarter of 2011.  We believe that, despite the economic growth in 2010 and 2011, our customers continue to be cautious in their buying patterns and continue to choose to make their purchases at low-price and hard discount stores, which have a lower profit margin. As a result, we have expanded our low-price and hard discount store formats.

We are dependent to a significant extent on a limited number of key suppliers.  If these suppliers raise prices or encounter difficulties in providing their products, our operating results will be adversely affected.

We purchase most of our dairy, fresh produce and poultry products from the Tnuva   Corporation, which holds a leading position in the domestic dairy and poultry markets. To the best of the Company's knowledge, some of the collective acquisition entities of Kibbutzim in Israel that hold shares in Alon, our controlling shareholder, also hold approximately 21.5% of Tnuva. In 2010, Tnuva’s products accounted for approximately 14.1% of all the products sold at our supermarkets. For more information on our arrangements with Tnuva, see Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transaction – Arrangements with Tnuva.” In addition, the Strauss group, an Israeli food manufacturer, accounted in 2010 for approximately 9.1% of all products sold at our supermarkets, and the Osem group accounted for approximately 8.3% of all products sold at our supermarkets in 2010.  Due to our status as a leading food retailer in Israel which allows us to offer a wide assortment of products and promotions, on a national level, by these suppliers’ products, and the fact that we maintain an excellent and long-standing relationship with Tnuva, the Strauss group and Osem, we do not believe that there is a material risk of future discontinuance of the supply of products of these key suppliers. However, we do not have a written contract with Tnuva, Strauss group or Osem obligating them to supply products to us. The ten largest suppliers accounted for approximately 57.2% of our product purchases in 2010. Due to the relatively large market share of these suppliers, we depend on them and on a number of other suppliers that supply brands characterized by high customer loyalty, such as the Central Company for the Manufacture of Soft Drinks Ltd., which is the exclusive franchisee of Coca Cola in Israel and which also distributes other popular soft drinks. Increases in prices by our suppliers are generally not offset, fully or as quickly, by increases in our selling prices and revenues because of competitive pressures. We cannot assure that, in the future, Tnuva, Strauss group, Osem or any of these other suppliers will not significantly raise the prices of the products they supply us in the future, or encounter difficulties in providing these products to us, in either of which cases our operating results might be adversely affected.

Our profit margin would be adversely affected if our ability to utilize our distribution centers were limited.

We have a distribution center in Rishon Letzion from which we distribute a large portion of the products we carry to our supermarkets. The products distributed by our distribution center to our supermarkets made up approximately 22.1% of our total purchases during 2010. In addition, we are planning an additional distribution center for our supermarkets which we expect to be completed by the end of 2013. Our inability to utilize the distribution centers for any reason may significantly impair our ability to distribute our products to our supermarkets and would adversely affect our profit margin.

Negative opposition by certain segments of Israel’s ultra-orthodox population against our Shefa Shuk stores could affect our financial results.

Certain segments of Israel’s ultra-orthodox population may declare their opposition against our Shefa Shuk stores due to the operation of some of our stores on the Jewish Sabbath. In 2008, following media reports that certain segments in that community may declare a boycott against our Shefa Shuk stores, the Company experienced a significant decrease in the sales of several Shefa Shuk stores which appeal to the ultra-orthodox community and/or are located within ultra-orthodox neighborhoods. Although the Company is unaware of any negative opposition at this time, the Company could experience another decrease in sales of its Shefa Shuk stores. As of May 31, 2011, we operated 12 Shefa Shuk stores compared to 17 as of May 31, 2010.  Any negative opposition may adversely affect the company's financial results.

Government-imposed price controls may have a material adverse effect on our operating results.

The Israeli government is authorized to control the retail and wholesale prices of goods and services offered in Israel.  At present, only a few of the products we offer in our stores, including bread, flour, eggs, milk and margarine are subject to government-imposed price controls.  In addition, during periods of high inflation in the past, more extensive price controls were imposed throughout Israel.

We do not believe that current price controls have any material adverse effect on our business or operating results. However, any imposition of more extensive price controls in the future may have a material adverse effect on our operating results.  We cannot assure you that broader price controls will not be imposed in the future.

Risks Relating To Fueling Stations and Convenience Stores

Price increases in petroleum products and increases in excise tax rates may have a material adverse effect on the earnings and profitability of Dor Alon.

The primary factors affecting the price of petroleum products in Israel are the prices of petroleum products in the Mediterranean Basin, foreign exchange rates and the excise taxes imposed on the sale of petroleum products in Israel. In the last few years, fuel prices worldwide and in Israel have fluctuated significantly with a sharp increase in fuel prices in the first nine months of 2008 and a sharp decrease in the last quarter of 2008 and the beginning of the first quarter of 2009. During 2009, 2010 and in the first quarter of 2011, there was a steady increase in fuel prices. Fluctuations in fuel prices have a direct effect on Dor Alon’s working capital.

Generally, an increase in fuel prices causes increases in the value of Dor Alon’s inventory and increases the volume of customer credit that Dor Alon extends to its customers and, therefore, also increases Dor Alon’s working capital requirements and increases its exposure to customer credit risk. Increased working capital requirements result in increased finance expenses. Additionally, increases in petroleum prices increase market pressure to reduce the selling price thereby reducing marketing margins. Consequently, increases in petroleum prices may have a material adverse effect on the earnings and profitability of Dor Alon.

The excise tax component of certain fuel prices such as diesel oil, kerosene and gasoline is significant. Excise tax is imposed directly on fuel companies at the time of sale of fuel to customers and is generally payable within 10 days after the sale, while the credit line provided by Dor Alon to its customers is significantly longer. From 2006 to 2009, the excise tax on diesel fuel and kerosene was increased substantially. On February 14, 2011, a further increase in the excise tax on gasoline was deferred to an undetermined date.   As Dor Alon’s working capital requirements increase due to the increases in excise taxes, it will be required to procure additional credit facilities and incur additional financing expenses. Failure to obtain additional credit facilities would have a material adverse effect on the business, financial condition and results of operations of Dor Alon.

The demand for Dor Alon’s petroleum products is materially affected by the state of the Israeli economy. An economic slowdown may cause a decrease in demand and have an adverse effect on Dor Alon’s profit margins and exposure to customer credit risk.

The demand for Dor Alon’s products and petroleum products in general is materially affected by the state of the Israeli economy. An economic slowdown may cause a decrease in demand for Dor Alon's products and have an adverse effect on Dor Alon's profit margins and exposure to customer credit risk. However, some petroleum products sold by Dor Alon are considered basic products which have a fixed demand.

Political, economic and military instability in Israel may impede Dor Alon’s ability to operate and harm its financial results.

In addition to the risks described below in the risk factor entitled " Risks Related To Our Business As A Whole - Political conditions in Israel affect our operations and may limit our ability to sell our products," the security situation in Israel tends to affect recreational activities of private automobile owners in Israel, and as a result, affects their consumption of petroleum products. Deterioration in the security situation causes a decrease in the consumption of petroleum products in Israel. Additionally, a substantial customer of Dor Alon for the past few years has been the Palestinian Authority, and any deterioration in relations between Israel and the Palestinian Authority may lead to deterioration in trade relations between the Palestinian Authority and Israeli parties, including Dor Alon, could adversely affect Dor Alon’s results of operations. Additionally, the supply of fuel to the Gaza Strip is affected by the restrictions imposed on Dor Alon by the Israeli Ministry of Security. Moreover, during 2010 the Ministry of Defense restricted the fuel supply from the fuel terminal at Nahal Oz, resulting in Dor Alon having to supply fuel through the Kerem Shalom terminal.

In addition, the general security situation in Israel affects the incoming and outgoing tourist industry in Israel and the airlines’ volume of activity, which in turn affects Dor Alon’s activities in supplying jet fuel to these airlines.

Dor Alon is exposed to fluctuations in the foreign exchange rate, interest rates and the consumer price index, which could materially adversely affect its financial results.

Dor Alon has loans in New Israeli Shekels, some of which are subject to floating interest rates and some are linked to the Israeli consumer price index. Due to these loans and the consumer price index linked debentures issued by Dor Alon, Dor Alon is exposed to changes in bank interest rates and in the Israeli consumer price index. Additionally, Dor Alon is exposed to fluctuations in the U.S. Dollar - New Israeli Shekel exchange rate due to credit that Dor Alon obtains from its suppliers (mostly from Oil Refineries Ltd., which is linked to the U.S. Dollar). Changes in interest rates, in the Israeli consumer price index and in the U.S. Dollar - New Israeli Shekel exchange rate could materially adversely affect Dor Alon’s financial results.

Competition in the energy industry is intense, and an increase in competition in the market in which Dor Alon sells its products could adversely affect the earnings and profitability of Dor Alon.

Competition in the Israeli energy industry is intense and has even increased in recent years. Dor Alon’s major competitors are large fuel companies in Israel: Paz Oil Company Ltd. (“Paz”), The Delek Israel Fuel Corporation Ltd. (“Delek”) and Sonol Israel Ltd. (“Sonol”). The principal competitive factors affecting the retail fuel marketing business are location of retail outlets, brand identity, product price, the variety of related services offered to customers, the level of service, financial strength allowing the establishment of new retail outlets, procurement of petroleum products at competitive prices and the terms offered to fleet customers, real estate owners and/or owners of retail outlets.

With respect to its direct marketing operations, Dor Alon expects to face continued competition from Paz, Delek and Sonol, the gas companies Pazgas, Amisragas and Supergas, and small fuel marketing companies as well as LPG marketing companies, consisting mainly of subsidiaries of Paz, Delek and Sonol. The principal competitive factors in the direct marketing business are product price, credit terms and levels of service. Increases in competition may adversely affect the earnings and profitability of Dor Alon. In addition, Dor Alon may face competition from Oil Refineries Ltd., or ORL, after its privatization and increased competition from Paz which now owns one of the two oil refineries in Israel.

The privatization of ORL may have a material adverse effect on the profitability and results of operations of Dor Alon.

Prior to 2006, Oil Refineries Ltd., or ORL, an entity that was owned and operated by the State of Israel, owned and operated the only oil refineries in Israel, one of which is located in Ashdod and the other in Haifa. In 2006, ORL transferred assets related to the refinery in Ashdod to a newly formed company, Oil Refineries Ashdod Ltd., or ORA. In October 2006, ORA was sold to Paz, the largest fuel company in Israel. In 2007, a controlling interest in ORL, which holds the refinery located in Haifa, was sold to a group of investors that includes Israel Corporation Ltd. and Petroleum Capital Holdings Ltd. and the remaining interest was sold to the public through a public offering of shares.

We believe that most of the refined products produced by ORA are supplied to Paz, while ORL constitutes the main source of supply for Dor Alon and other fuel companies in Israel. If ORL failed to supply refined products or supplied them at non-competitive prices, Dor Alon would have to increase the volume of refined petroleum products it imports. If Dor Alon cannot import such products in adequate quantities or at competitive prices, it would have a material adverse effect on the business and results of operations of Dor Alon. The privatization of ORL may therefore have a material adverse effect on the profitability and results of operations of Dor Alon.

Dor Alon is exposed to risks associated with changes in regulatory arrangements which may influence the financial results of Dor Alon.

Dor Alon’s activities are affected by regulatory changes, which apply from time to time to the fuel industry in Israel, including with respect to the procurement of petroleum products by fuel companies, the price of petroleum products that are subject to regulation and maintenance of an emergency supply of fuel.

The removal of the regulation of prices at the gate of ORL as a result of the privatization of ORL allows the refineries to modify sale prices on a daily basis (and not on a monthly basis as had previously been the practice), while the prices of one of the products which Dor Alon sells (benzine octane 95) has remained regulated and is set once a month, which exposes Dor Alon to risks associated with the change of prices of refined products. Dor Alon may not be able to pass the increased costs of refined products on to customers.

On February 15, 2011, Dor Alon received a letter from the Ministry of National Infrastructure. The letter included a report addressing, among other things, the methodology used in determining marketing margins in connection with the sale of 95 octane gasoline, the price of which is currently regulated. Dor Alon submitted its response to this report and is currently in negotiations with the appropriate delegates of the Fuel Authorities within the Ministry of Infrastructure.  A decrease in marketing margins may have an adverse effect on Dor Alon’s profits.

Changes in the regulatory arrangements, as described above, or new arrangements may influence the results of Dor Alon.

Dor Alon may incur costs to comply with petroleum product and environmental regulatory controls related to its operating activities.

The sale and distribution of petroleum products in Israel is subject to extensive regulation and supervision that is focused on preventing potential harm to the environment (principally water, air and soil contamination) and maintaining public safety. Petroleum products are classified, under certain circumstances, as hazardous materials that are potentially contaminating. Therefore, handling and dealing with these products in Israel is subject to regulation and supervision. In recent years, enforcement of the laws in Israel concerning environmental issues has become more stringent. These developments will likely increase the costs required to construct and maintain Dor Alon’s retail outlets and private gas stations. If Dor Alon does not comply with the abovementioned regulatory controls, it may be subject to litigation by regulatory authorities, third party claims, class action lawsuits and other litigation against it. Furthermore, defending ourselves against regulatory violations alleged by regulatory authorities or consumers may in the future require substantial financial and management resources.

Dor Alon is dependent on the Palestinian Authority as a principal customer.

Dor Alon provided oil distillates to the Palestinian Authority on an exclusive basis from 1994 to 2006. In August 2004, Dor Alon signed a supply agreement with the Palestinian Authority that replaced the agreement from 1994 (the “2004 Agreement”). According to an agreement reached in December 2006 (the “December 2006 Agreement”), Dor Alon is to continue to exclusively provide certain petroleum products to the Gaza Strip, for a period of two years starting on January 1, 2007. Since January 1, 2009, Dor Alon has continued to provide petroleum products to the Palestinian Authority on the same terms as detailed in the December 2006 Agreement.

In October 2008, the Ministry of Defense imposed certain restrictions on Dor Alon, following which Dor Alon ceased to provide certain petroleum products to the Gaza Strip (while continuing to provide other products). Following Israel’s December 2008 military operation in the Gaza Strip, there was a sharp decrease in sales to the Palestinian Authority, and Dor Alon’s gross profits decreased as a result of the decrease in fuel prices during the operation. Commencing July 2009, Dor Alon was allowed to renew providing petroleum products to the Palestinian Authority, subject to certain limitation imposed by the Ministry of Defense.

In 2008 and 2009, sales to the Palestinian Authority represented 12% and 8% of Dor Alon’s consolidated net sales, respectively. The sharp decrease occurred as a result of operation "Cast Lead". In 2010, sales to the Palestinian Authority decreased to 7% of Dor Alon's consolidated net sales. Moreover, commencing January 2011, Dor Alon has only provided LPG to the Palestinian Authority. In addition, in early 2006, Dor Alon had a dispute with the Palestinian Authority involving a delayed payment of approximately $27 million. As a result, Dor Alon suspended fuel deliveries to the Palestinian Authority until payment was made.  Under the amended supply agreement, the parties agreed to shorten the credit term available to the Palestinian Authority from Dor Alon and to decrease the margins charged on petroleum products by Dor Alon.  The decrease in activity with the Palestinian Authority from 2008 through 2010 decreased the volume of credit Dor Alon used for this activity and its exposure to customer credit risks, but caused a decrease in Dor Alon’s profits in the direct marketing sector for 2009 and 2010.

If sales to the Palestinian Authority were to be interrupted again in the future it may have an adverse effect on the results of operations of Dor Alon’s direct marketing sector.

Dor Alon is exposed to customer credit risk that may increase with future increases in the price of petroleum products.

Currently, accepted practice in the fuel marketing industry in Israel is to grant customers (especially fleet customers and commercial customers) a credit line for the purchase of products for extended periods without any security interest. In each of the Commercial and Fueling Sites segment and the direct marketing segment, Dor Alon grants customers credit for up to 90 days. During 2010, Dor Alon had an average of NIS 483 million in outstanding customer credit (30 credit days) in the Commercial and Fueling Sites segment, and an average of NIS 440 million in outstanding customer credit (83 credit days) in the direct marketing segment. As a result of the extension of customer credit, Dor Alon is exposed to the risk of delayed collections and nonpayment of debt.

For more information on the effects of credit risks on Dor Alon, see the risk factor above entitled “Dor Alon is dependent on the Palestinian Authority as a principal customer.”

Increases in the price of petroleum products and in excise taxes as well as competition in the industry in which Dor Alon operates, lead to increases in the amount of credit granted to customers, thus leading to a potential increase in the exposure to credit risks and an increase in Dor Alon’s financing costs.

Increases in the price of petroleum products and in excise taxes are also expected to lead to an increase in Dor Alon's working capital requirements as a result of an increase in customer credit.  This will require Dor Alon to obtain additional credit lines. Inability to obtain such additional credit lines may limit Dor Alon’s ability to conduct its business.

Rights to gas stations in the Dor Alon Chain are subject to agreements with third parties who may not renew the agreements or worsen their terms which could affect Dor Alon's profitability.

The majority of gas stations in the Dor Alon Chain are stations owned by third parties with whom Dor Alon entered into agreements to rent and operate gas stations or to supply fuel.  The expiration of such agreements may result in the owners of stations not renewing their agreements with Dor Alon and entering into agreements with other gas companies, or the owners of the stations may worsen the terms of the agreements with Dor Alon, which would result in a loss of profits.

Some of Dor Alon’s convenience stores operate on the Jewish Sabbath, holidays and nights.  If Dor Alon is required to close some of its stores at these times, it may have an adverse effect on its results of operations.

Most of Dor Alon’s fueling stations and some of its convenience stores operate on the Jewish Sabbath (Saturday). According to Section 9 to the Hours of Work and Rest Law, 1951, or the Work and Rest Law, the employment of Jewish workers on Saturday is subject to a permit issued by the Labor Minister. Dor Alon does not possess such a permit. The Work and Rest Law also prohibits a store owner from trading in his store during the days of rest as they are defined in the Arrangements of Government and Law Ordinance, 1948.

Anyone who employs workers in violation of the Work and Rest Law, is subject to a fine or imprisonment of up to a year, or both. According to the Administrative Offence Regulations, a violation of Section 9 or 9A to the Work and Rest Law is an administrative offence subject to an administrative fine.

The convenience stores in the AM:PM chain of stores also operate during the night and on Saturdays. Based on information obtained from Dor Alon, in the cities in which AM:PM operates, there are municipal regulations limiting activities during the night and on Saturdays. Most of the AM:PM stores have obtained permits to operate at night. If some of these stores are required to close on Saturdays or at night, it may have an adverse effect on Dor Alon’s results of operations.

The involvement of the Israeli Anti-Trust Commissioner in the Israeli fuel industry may restrict Dor Alon’s activity and its expansion by way of acquiring businesses and companies in its field of activity.

In the past, the Israeli Anti-Trust Commissioner has become involved in the fuel industry on a number of occasions, including in relation to the privatization of ORL, exclusivity agreements involving Paz, Delek and Sonol and in approving the acquirement of a controlling stake in Dor Alon by Alon. In each of these cases, the Israeli Anti-Trust Commissioner imposed restrictions on the companies involved relating to their activities in the fuel industry.

Continued involvement by the Israeli Anti-Trust Commissioner in the Israeli fuel industry in the future may restrict Dor Alon’s future operations as well as limit its ability to expand by acquiring businesses and companies.

Risks Related To Our Non-Food Segment

We are engaged in a highly competitive business. If we are unable to compete effectively against major non-food retailers and wholesalers, low-priced non-food retailers and wholesalers, and other competitors, our business will be materially adversely affected.

The merchandise we sell in our non-food retail and wholesale business through Bee Group is varied, and we therefore compete in several different markets. Our "Naaman", "Sheshet" and "Vardinon" stores compete in the houseware, home textile and accompanying accessories markets. Our "Dr. Baby" stores compete in the baby  and young children accessories market, and our "All for a Dollar" and "Kfar Hasha’ashuim" stores compete in the toys and leisure accessories market and the back-to-school products market.

In recent years competition in the non-food retail and wholesale industry has increased, primarily due to the entry of retail chains and stores from outside the food industry, such as Toys “R” Us, Red Pirate and other specific stores in the toy industry,  and Office Depot, do-it-yourself chains such as Home Center and ACE (a franchisee of Ace Hardware), household stores, home textile stores, such as Golf & Co. Ltd., Fox Home and Kitan Textile Industries Ltd., houseware stores, electricity appliances stores and also due to the expansion of the houseware and home textile departments in supermarkets, in the houseware industry. This competition affects the selling prices of our products and the level of our sales. Our Sheshet chain is positioned as a chain that provides products at competitive prices. Increased competition may adversely affect our level of sales and our profitability.

In addition, the barriers of entry are low in some of the markets in which the Bee Group competes due to the price and availability of products from overseas suppliers, although the establishment of a network of stores throughout the country together with the required import and marketing of products requires a high level of investment.  The entrance of new competitors may reduce our market share and may reduce the selling prices of our products and lead to a reduction in our profitability.

Economic conditions in Israel affect our financial performance.

Our financial performance is dependent to a significant extent on the economy of Israel. Global economic instability and uncertainty affected our non-food retail and wholesale business in the past by causing a slowdown in the growth of private consumption, which affected the growth of our houseware, home textile, toys, leisure, and baby and young children accessories businesses. Although there has been a recovery in the Israeli economy which resulted in an improvement in the growth of private consumption, further economic instability, uncertainty or slow down could affect the growth of our businesses.

In addition, the global economic crisis has also reduced the availability of credit, increased the costs of financing and the terms under which banks agree to provide financing.  These developments may reduce our sales, increase our costs of borrowing and reduce our profitability.

We are dependent to a significant extent on a limited number of key suppliers.  If these suppliers raise prices or encounter difficulties in providing their products, our operating results will be adversely affected

Some of our bed textile products are sewn in the Palestinian Authority. If there is a closure of the borders between Israel and the areas governed by the Palestinian Authority for security reasons, this could affect the transport of persons and goods and can harm the supply of products from these sewing workshops. From our past experience, there were no significant delays in the supply of products from these sewing workshops during such closures. Furthermore, sudden and unexpected interruption in supply by one of Vardinon's suppliers can cause a shortage in products which that supplier supplied for a period of several months until the beginning of supply from an alternative supplier.

We are dependent on franchisees that own and operate a large portion of our Bee Group stores. We have limited control over franchisees, and our financial results could be negatively impacted by the performance of the franchisees.

Bee Group, holds and operates through subsidiaries large retail chains with a total 272 stores as of May 31, 2011, of which 184 stores of our "Kfar Hasha'ashuim", "Dr. Baby" and "Rav-Kat", "Sheshet", "All for a Dollar" and "Naaman" chains, are owned and operated by franchisees.  This store ownership mix presents a number of drawbacks, such as our limited control over franchisees and our limited ability to facilitate changes in the ownership and management of the franchised stores.

Subject to the terms of our franchise agreements, franchisees independently operate and oversee the daily operations of their stores, and they have a significant amount of flexibility in running their operations. Their employees are not our employees.  Although we can exercise control over our franchisees and their store operations to a limited extent through our franchise agreements, the quality of franchise store operations may be diminished by any number of factors beyond our control. Consequently, franchisees may not successfully operate stores in a manner consistent with our standards and requirements, or may not hire and train qualified managers and other store personnel. While we ultimately can take action to terminate franchisees that do not comply with the standards contained in our franchise agreements, we may not be able to identify problems and take action quickly enough and, as a result, our image and reputation may suffer, and our franchise and property revenues could decline.

In addition, some of our franchise agreements limit our ability to open new stores in the vicinity of existing franchised stores, which may limit our ability to expand our business.

Our profit margin would be adversely affected if our ability to utilize our distribution centers were limited.

We have a distribution center in Be'er Tuvia from which we distribute a large portion of the products we carry to our non-food retail outlets.  The products distributed by our distribution centers to our non-food retail outlets made up approximately 55% of our total purchases during 2010 (In the year 2010, this distribution center only served Vardinon and Kfar Hasha’ashuim).  A shortage of inventory in our distribution center and our inability to utilize this distribution center for any reason may significantly impair our ability to distribute our products to our non-food retail outlets and would adversely affect our profit margin.

Disruptions of the Israeli ports may affect our ability to import products used in our Bee Group business.

The Bee Group acquires most of its products from suppliers outside of Israel, and most of its products are imported via the sea. A prolonged general strike, shutdown or a disruption of any of the Israeli ports for an extended period of time, including as a result of a military conflict, would affect our ability to import such products or increase their prices. In addition, since the peak selling season of some of our Bee Group stores is before or during the holidays, disruptions in the ports before or during such holiday seasons may adversely affect our sales and financial results.

Political and economic conditions in China may affect the operating results of the Bee Group.

Most of Bee Group's imports are from suppliers located in China.  Because most of the products sold by the Bee Group are manufactured in and imported from China, its activity may be affected by changes in the political and economic conditions in China.  For instance, any material change in the NIS-Chinese currency exchange rate may increase our manufacturing costs and increase the price of those imported products from China.

Our imports from China are affected by costs and risks inherent in doing business in Chinese markets, including changes in regulatory requirements or tax laws, export restrictions, quotas, tariffs and other trade barriers, and the state of the economy.

Any of these risks could have a material adverse effect on our ability to deliver or receive non-food products on a competitive and timely basis and on our sales and profitability.

Risks Relating To Real Estate

We are subject to risks regarding the ownership of real estate assets.

We own, through our subsidiaries, real-estate assets, most of which are currently used in connection with the retail operation of our stores, and the remainder  is leased to third parties or is held for future development. These assets are subject to risks with regard to ownership of real-estate assets, including decline in demand and surplus of supply of commercial properties, which might have a material adverse effect on the real-estate markets, occupancy rates, rental fees and revenues from third parties and on the value of the assets in the Company's financial statements. These risks include increase of operational costs, decline of the financial conditions of the lessees and additional factors which are beyond our control. In addition, from time to time we acquire real estate with the intention of changing the zoning of such real estate.  We cannot assure that the relevant planning authorities will approve these contemplated zoning changes or, if approved, that we will be able to sell our real estate at a profit following a change of zoning.

The slowdown in the Israeli yield-generating real estate market may adversely affect our business.

Commencing from the beginning of the fourth quarter of 2008 and as a result of global economic and financial market conditions, there has been a slowdown in the Israeli yield-generating real estate market which is evidenced by a decline in the number of real estate transactions, a reduction in the availability of credit sources, an increase in financing costs and stricter requirements by banks for providing such financing. Although in 2010 the availability of credit sources has improved somewhat, we cannot assure that this trend will continue.  During 2009 and the first half of 2009, the Israeli market was also affected by the volatility in exchange rates of principal currencies versus the NIS and the volatility of inflation rates within the local market. The year 2010 was also marked by a shift from an economic slowdown in Israel in the first half of the year to the beginning of a recovery of the Israeli economy toward the end of the year. However, the signs of an economic slowdown and the resulting consequences may have not yet completely subsided.  If the economic conditions in Israel were to deteriorate, there may be a continued decline in demand for commercial real estate, a reduction in rental fees, a decline in the fair value of our real estate assets and an increase in the cost and availability of financing from Israeli banks, which could adversely affect our real estate business.

BSRE may not be able to obtain additional financing for its future capital needs on favorable terms, or at all, which could limit its growth and increase its costs and could adversely affect the price of its ordinary shares.

Most of BSRE's activities, including its wholesale market project, are largely financed from external sources.  We cannot be certain that BSRE will be able to obtain financing on favorable terms for its activities, or at all, and BSRE cannot be certain that its existing credit facilities will be renewed. In addition, an adverse change can occur in the terms of the financing that it receives.  Any such occurrence could increase BSRE's financing costs and/or result in a material adverse effect on the results of the Company and its ability to develop its real estate business. In addition, in connection with the transfer of real estate properties from Mega Retail to BSRE in September 2009, BSRE incurred additional loans, which as of March 31, 2011, were in the principal amount of approximately NIS 234.3 million, secured by a lien on most of the properties transferred by Mega Retail.  The amount of long term loans currently outstanding may inhibit BSRE's ability to obtain additional financing for its future capital needs, inhibit BSRE's long-term expansion plans, increase its costs and adversely affect the price of its ordinary shares.

In connection with the wholesale market project (in which BSRE holds a 50% interest), BSRE and a third party are acquiring from the municipality of Tel Aviv and the Wholesale Market Company Ltd. the rights to a long term lease of property in the wholesale market site in Tel Aviv for the purpose of building and marketing on the property an apartment building complex and a shopping mall. In connection with this project, the parties received a Firm Commitment Letter from Bank Hapoalim in which the bank confirmed that it will finance, under certain conditions, the completion of the purchase of the leasehold in the compound. Financing has not been provided yet because a building permit has not yet been received. Failure to receive financing for this project may require BSRE to finance a portion of the acquisition and development costs on its own.  For more information, see “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions – Agreement with the Wholesale Market Company.”

Economic conditions in Israel and Abroad affect our financial performance.

We value our yield-generating real estate property at fair value according to IAS 40 and changes to the fair value of our real estate are reflected in our financial statements.  The fair value of our properties could be impacted by a number of factors, including the global economic and financial market crisis, as well as the retail sector in Israel because most of our assets are intended for retail businesses. Reductions in the fair value of our real estate may materially adversely affect our financial results.

A recession and/or government policies may have a negative impact on BSRE's new operations in residential building, by causing a decrease in the scope of marketing and sales and a decrease in the prices of apartments.

During 2010, we entered into the residential building sector in Israel. A recession may cause a decrease in the scope of sales and a decrease in the prices of apartments. In addition, government policies may affect the availability and value of real estate designated for building and may also affect the prices of apartments.

Moreover, during 2010, we entered the area of promotion and planning of residential real estate. There are different risks in this sector including: exposure to changes in the demand for residential properties as a result of changes in the economy, especially as a result of a recession or a significant deterioration in the economy; the speed at which local planning authorities and cities that affect the project timetables approve the building projects; changes in and increases to the stringency of building and planning laws and regulations, which may require the Company to incur additional expenses; lack of human resources in the building sector, as a result of the government's policy for employing foreign workers, or 'closures' for security reasons as well as delays or continuing lack of raw materials, for example as a result of the closure of Israel's ports, that may affect the Company's ability to meet the original timetables as well as its originally contemplated costs; and changes in the government's policies for the granting of mortgages, which affect the level of demand for residential properties.

Risk Related To Our Business As A Whole

We have a history of quarterly fluctuations in our operating results and expect these fluctuations to continue due to seasonality.  This may cause the share and ADS price of Alon Holdings to be volatile.

Our business is subject to fluctuations in quarterly sales and profits. These fluctuations are primarily attributable to increased sales and higher operating income in the holiday seasons occurring in different quarters from year to year.  Thus, for example, in our supermarkets, and in our "Naaman", "Vardinon" and "Sheshet" chains, increased sales attributable to Passover, which occurs in either March or April, may be realized in either the first or the second quarter, and sales attributable to the Jewish New Year, which occurs in either September or October, may be realized in either the third or the fourth quarter. In our "Kfar Hasha'ashuim" chain, increased sales are generally attributable to Purim, which occurs in March, and to the "Back-to-School" season in August.  However, the timing of the holidays does not affect our semi-annual results.

Many of our expenses are unrelated to the level of sales. Therefore, a relatively modest increase or decrease in sales, whether or not related to the timing of holidays, tends to have a disproportionately large impact on our profitability.

Because of the fluctuations that we have experienced in our quarterly operating results, we do not believe that period-to-period comparisons of our operating results are necessarily meaningful or should necessarily be relied upon as indicators of future performance. Accordingly, our operating results may be below public expectations in future periods. Our failure to meet these expectations may cause the share and ADS price of Alon Holdings to decline.

Since the issuance of our 5.9% unsecured debentures issued in August 2003, we have limited the cash dividends that we pay on our ordinary shares.

In connection with our issuance of NIS 400 million in aggregate principal amount of unsecured 5.9% convertible and nonconvertible debentures in August 2003, Alon Holdings' board of directors resolved that Alon Holdings would not distribute dividends in any quarter if the ratio of our net financial obligations (as defined then by S&P Maalot, an Israeli rating agency owned by S&P) to EBITDA for any quarter exceeds 3.5 until June 30, 2006 or exceeds 3.0 thereafter.  Alon Holdings' board of directors also resolved that Alon Holdings would not distribute dividends in any quarter if the ratio of the unencumbered fixed assets (net of depreciation) and investment property as set forth on our financial statements to financial obligations (as defined then by S&P Maalot, an Israeli rating agency owned by S&P) for any quarter is below 120%.

On January 14, 2010, Alon Holdings' board of directors decided that in view of the changes and development of Alon Holdings' since 2003, including the transfer of Alon Holdings and Mega Retail's real estate properties to BSRE (which has financial obligations to EBITDA ratios appropriate for real estate companies and currently holds a major part of the consolidated debt), the purchase of Bee Group (a Non Food retailer), and the reorganization of Alon Holdings food retail activities in its subsidiary, Mega Retail Ltd., that the ratio of net financial obligations to EBITDA is to be calculated by deducting from the net financial obligations Alon Holdings' debt which is related by the company to real estate that is not in use by Alon Holdings (which is equal to 75% of the investment property as recorded on the balance sheet). On December 31, 2010, the net financial obligations to EBITDA (calculated in accordance with the deduction described above) were 4.2 (taking into account Dor Alon’s financial obligations as of December 31, 2010 and Dor Alon’s EBITDA for the fourth quarter of 2010). Our board of directors further resolved that Alon Holdings would not distribute dividends in any quarter if the ratio of our net financial obligations (calculated in accordance with the deduction described above) to EBITDA for any quarter exceeds 4.5.

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

On August 10, 2010, Midroog Ltd., an Israeli rating agency and 51% subsidiary of Moody's ("Midroog"), announced that it had applied the rating of "A1" for potential future issuances of up to NIS 500 million (approximately US$ 132.7 million) of debentures, and on September 15, 2010 that it had applied an A1 rating to the Company's 5.9% secured debentures and its 5.9% unsecured debentures we issued in 2003. On October 26, 2010, Standard & Poor's Maalot (an Israeli rating agency owned by Standard & Poor’s) ("Maalot") announced that it had downgraded its rating on the Company's 5.9% secured debentures and its 5.9% unsecured debentures from "ilA+" to "ilA-" and removed the rating from CreditWatch with negative implications where it was placed on April 26, 2010. This rating was subsequently withdrawn at the Company's request.   On October 26, 2010, we announced that we terminated our rating agreements with Maalot and that Midroog would be the rating agency that will continue to rate our debentures in the future.  On November 9, 2010 the Company completed its public tender of Series “C” par value NIS100 million CPI linked debentures. The debentures were rated A1 by Midroog.

Alon is able to control the outcome of matters requiring shareholder approval.

As of May 31, 2011, Alon owned approximately 77.22 % of Alon Holdings' outstanding ordinary shares.   So long as Alon, or any successor to its shareholdings in Alon Holdings, continues to own beneficially more than 50% of our outstanding ordinary shares and voting power, it will be able to control the outcome of matters requiring shareholder approval that do not require a special majority, including the election of all Alon Holdings directors, other than Alon Holdings' two external directors whose election, under the Israeli Companies Law, requires that a majority of the non-controlling shareholders who participate in the vote, vote for their appointment, or that the total number of shares of non-controlling shareholders that voted against their appointment does not exceed two percent of the aggregate voting rights in the company.

We own a majority interest in our subsidiaries. As a majority shareholder, we owe fiduciary duties to the non-controlling shareholders of our subsidiaries and have to share dividends and distributions with these non-controlling shareholders.

In addition to our wholly owned subsidiaries, Mega Retail and Bee Group, our two main subsidiaries are BSRE, in which we owned a 78.26% interest as of May 31, 2011, and Dor Alon, in which we owned an approximately  78.38% interest as of May 31, 2011.

Through our subsidiary, Bee Group, as of May 31, 2011, we held approximately 66.85% of the outstanding shares of Naaman Porcelain Ltd., which is publicly held and traded on the Tel Aviv Stock Exchange, which held 100% of the share capital interest in Vardinon Textile Ltd., the shares of which were delisted from the Tel Aviv Stock Exchange on March 17, 2011.  In addition, as of May 31, 2011 we owned 11 separate supermarkets and three stores within a Mega store through our 51% subsidiary, Eden Teva.  The ordinary shares of Eden Teva that are not owned by us are held by private third parties (including the CEO of Eden Teva).

Mega Retail leases from BSRE the real estate underlying a substantial portion of the supermarkets that it owns. The ordinary shares of BSRE that are not owned by Alon Holdings are publicly held and traded on the Tel Aviv Stock Exchange.

In order to satisfy whatever fiduciary obligations we may have under applicable law to the non-controlling shareholders of our partially owned subsidiaries, we endeavor to deal with each of these subsidiaries at “arm’s-length.”  Some transactions between Alon Holdings and any of these subsidiaries, including any cancellation of such transactions, require the approval of the audit committee, the directors, and, under certain circumstances, approval of the shareholders of the subsidiary by special vote and are subject to the receipt of applicable permits and approvals. In addition, any dividend or distribution from a subsidiary requires the approval of the directors of that subsidiary, and may be subject to restrictions imposed by loan and other agreements to which they are parties.

In recent years, we have expanded our non-food retail and wholesale business by acquiring businesses with stand alone retail outlets.  We may not be able to successfully consolidate these business operations with our supermarket business or to capitalize on potential synergies of the internal reorganization of our non-food retail and wholesale businesses.

As part of our strategy to expand our presence in “Non-Food” stand alone retail outlets, we acquired 50% of Bee Group in 2005 and by 2008 we had increased our holdings in Bee Group to 85% (subsequently increased to 100% in 2010). During this period, Bee Group acquired the controlling interest in Vardinon Textile Ltd. (home textile retailer and wholesaler) and the controlling interest in Naaman Porcelain Ltd. (houseware retailer and wholesaler) (the "Bee Group Acquisition"), and Bee Group effected an internal reorganization of its own subsidiaries in order to improve Bee Group's operating efficiency. Realization of the anticipated benefits of our Bee Group acquisitions, including anticipated operating synergies among the various subsidiaries of the Bee Group, and between the Bee Group and the Company as a whole will depend, in large part, on our ability to successfully eliminate redundant corporate functions and consolidate company and shared service responsibilities. We will be required to devote significant management attention and resources to the consolidation of business practices and support functions while maintaining the independence of the Bee Group's stand alone brand names.

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

In addition, our expansion into the non-food retail and wholesale business has required us to enter new markets in which we have limited experience and where competitors may have stronger market positions. If we are not able to successfully compete against our more experienced competitors in the stand alone Non-food retail and wholesale outlet businesses, our business may be adversely affected.

Failure to obtain or maintain permits required for our operations may adversely affect our operating results.

Our operation of stores and fueling stations in Israel requires permits from municipal authorities, which are conditioned on the prior approval of various agencies, including the health and environment ministries, and the police and fire departments. Some of these permits are currently in the name of the Co-Op Alon Holdings Services Society, or the Co-Op, our former controlling shareholder, and entities other than us, and have not yet been transferred or re-issued to us.  Furthermore, as a result of the reorganization of our supermarket retail activities, these permits are to be transferred in the name of Mega Retail, in which all of our food retail activity has been centralized. Also, some of our stores require permits that have not yet been obtained, or have expired or require renewal.

Some of our stores do not have permits according to the requirements of the Israeli Business Permits Law, 1968.  A lack of such permits by any store in many cases is considered a breach of the tenancy agreement for such store, which would allow the landlord to annul the lease agreement. As of May 31, 2011, none of the landlords had made use of this right.

In addition, Kfar Hashashuim received a court issued order to vacate its logistics center due to a lack of a permit to conduct its business in the logistics center and a lack of building permits.  A court hearing was held on October 18, 2010 in which Kfar Hashashuim informed the court of its new logistics center and informed the court of its intention to completely vacate the logistics center by the end of November 2010. In August 2010, Kfar Hashashuim completed its transition into the new logistics center.

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

A substantial portion of our employees’ wages is adjusted upon a change in the minimum wage in Israel. Under Israeli law, the minimum wage, which is increased from time to time as a result of various economic parameters and updating of employee-union agreements, equals approximately 47.5% of the average wage for an employee in Israel, unless otherwise determined by government regulations. Pursuant to existing legislation, the minimum monthly wage was increased on April 1, 2011, to NIS 3,890.25 or approximately $1,120 (as of April 1, 2011). On June 6, 2011, the Knesset approved an amendment to the Minimum Wage Law, 1987, to gradually increase the minimum wage to NIS 4,300 (approximately $1,325). The minimum wage will increase in two steps: on July 1, 2011, it will increase to NIS 4,100, or approximately $1,181, and on October 1, 2012, it will increase to NIS 4,300, or approximately $1,238. An increase in minimum wage will increase our labor costs and thus adversely affect our operating results.

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

On January 5, 2005, the Commissioner of the Israeli Antitrust Authority issued his final position regarding “commercial restrictive practices between the dominant food suppliers and the major supermarket retail chains”. According to the Commissioner’s final position, some of these practices were found to be restrictive trade agreements under the antitrust laws. The Commissioner issued a directive in which he prohibited these practices unless approved by the Restrictive Trade Practices Court or exempted by the Commissioner himself.

Among the practices that were found to be restrictive according to the Commissioner were the following: arrangements with suppliers that determine the suppliers of the retail chains, their identity and their number; arrangements for the management of product categories in conjunction with suppliers; arrangements regarding the retail selling price; arrangements for determining the market share of a particular supplier’s products and arrangements for determining prices made by suppliers to competing chains; and arrangements with regard to the use of suppliers’ manpower to stock merchandise on the shelves of the chains’ stores.  Limits were imposed on financial incentives to the chains with regard to display areas and on special offers to chains for meeting certain sale targets.

We have been applying most of these directives using an internal compliance program that we have adopted.

Presently we do not know how, if at all, our business would be affected should the Commissioner take any action against us with respect to those issues under dispute.

In August 2006, the Restrictive Trade Practices Court approved a consent decree reached between the Commissioner and certain specific food suppliers.  The consent decree stipulates various prohibitions, conditions and restrictions that would apply to certain practices of these suppliers. The consent decree addresses the following practices: arrangement by which suppliers influence the number or identity of competing suppliers; acquisition of shelf and off-shelf display space; category management; the use of suppliers’ representatives to physically arrange the shelves in the chains’ stores; discounts and rebates in exchange for meeting sales targets; arrangements that determine a supplier’s market share; and exclusivity in sales and price dictation by suppliers.  The Company is not a party to the consent decree; however, it could nevertheless have an effect on the practices of the Company’s suppliers and indirectly on the Company.

Increases in oil, raw material and product prices may affect our operating results.

The sharp fluctuation in oil prices in recent years has led to the fluctuation in our electricity prices and the price of raw materials used in the plastic packing industry. While 2010 was characterized by moderate changes in fuel prices, we cannot assure you that our suppliers will not raise prices in the future. Further increase in oil, raw material and product prices would impose significant expenses and costs on us, which could have an adverse effect on our operation results.

Impact of inflation may adversely affect our financial expenses and operating income.

Our non-financial assets and equity are not adjusted for inflation in Israel, while the repayment of interest and principal of part of our loans and debentures are adjustable, linked to changes in the Israeli consumer price index, as provided in our loan and debenture agreements. As a result, an increase in inflation in Israel would have the effect of increasing our financial expenses without any corresponding offsetting increase in our assets and revenues in our financial statements, leading to lower reported earnings and equity. The extent of this effect on our financial statements would be dependent on the rate of inflation in Israel. The Company has an excess of CPI-linked liabilities over CPI-linked assets (mainly in respect of outstanding debentures). From time to time, we engage in transactions to hedge a portion of this inflation risk through NIS – CPI swaps in order to reduce our risk to inflation, although we do not eliminate the risk of inflation.

In addition, some of our operating expenses are either linked to the Israeli consumer price index (such as lease payments payable by us under various real estate property leases in connection with our operations) or are indirectly affected by an increase in the Israeli consumer price index.  As a result, an increase in the inflation rate in Israel would have the effect of increasing our operating expenses, thereby affecting our operating income. The extent of this effect on our operating income depends on the rate of inflation in Israel.

The value of our securities portfolio may be adversely affected by a change in the capital markets, interest rates or the status of the companies in whose securities we have invested.

As of December 31, 2010, we held approximately NIS 281 million in Israeli corporate and government bonds with fixed interest rates, a portion of which are linked to the Israeli CPI.  A decrease in the market value of these bonds or interest rates or a change in the status of the companies in whose bonds we have invested could lead to a material increase in our net financing expenses.

Volatility of Alon Holdings' share and ADS price could adversely affect our shareholders.

The market price of Alon Holdings' ordinary shares and ADSs could be volatile and could be subject to fluctuations in response to numerous factors, including the following:

•	actual or anticipated variations in our quarterly operating results or those of our competitors;
•	changes in financial estimates by securities analysts;
•	conditions or trends in our business;
•	changes in the market valuations of our competitors;
•	announcements by us or our competitors of significant acquisitions;
•	entry into strategic partnerships or joint ventures by us or our competitors;
•	the political, economic, security and military conditions in Israel;
•	additions or departures of key personnel; and
•	sales of ordinary shares by Alon Holdings’ controlling shareholder.

Many of these factors are beyond our control and may materially adversely affect the market price of Alon Holdings’ ordinary shares and ADSs, regardless of our performance.

Since 1996, Alon Holdings’ ADSs have been listed for trading on the New York Stock Exchange.  Since November 2000, Alon Holdings’ ordinary shares have also been listed for trading on the Tel Aviv Stock Exchange.  Volatility of the price of Alon Holdings’ securities on either market is likely to be reflected in the price of Alon Holdings’ securities on the other market.  In addition, fluctuations in the exchange rate between the NIS and the dollar may affect the price of Alon Holdings’ ordinary shares on the Tel Aviv Stock Exchange and, as a result, may affect the market price of Alon Holdings’ ADSs on the New York Stock Exchange.

Currency fluctuations might affect our operating results and translation of operating results.

Any devaluation of the NIS against various non-Israeli currencies in which we or our suppliers pay for imported goods has the effect of increasing the selling price of those products which we sell in Israel in NIS and thereby our operating results.  This devaluation would have a greater effect on our non-food retail and wholesale business because a higher proportion of the goods that we sell in our Bee Group stores are acquired from overseas suppliers.  Any devaluation of the NIS would also cause an increase in our expenses as recorded in our NIS denominated financial results even though the expenses denominated in non-Israeli currencies would remain unchanged.

In addition, because our financial results are denominated in NIS and are translated into US dollars for the convenience of US investors, currency fluctuations of the NIS against the US dollar may impact our US dollar translated financial results.

We are exposed to risks of fraud and theft with regard to our gift certificates which may cause a loss of revenue and non-recoverable expenses.

We run programs under which we issue and sell gift certificates and electronic prepaid cards to institutions, companies and individuals, particularly during the High holy days and Passover seasons.  The gift certificates and prepaid cards can be used in our stores as well as other stores with which we entered into collaboration agreements.  Based on our experience, we are exposed to risks connected with the issuance of gift certificates, including risks that they may be fraudulently forged or stolen, and we are exposed to risks of computer fraud or errors in connection with the issuance of prepaid cards. A substantial or large scale forgery, theft, fraud or error may cause a reduction in our revenue and increase our expenses.

The failure of our use of technological information systems and computer systems may adversely affect our day-to-day operations.

We use several IT systems.  Our day-to-day operations are dependent on the proper function of these systems.  We take various measures to ensure the integrity and reliability of the data and computer systems, including data protection and data back-up.  However, a failure of our data and/or computer systems may adversely affect our day-to-day operations.

We are party to legal proceedings in connection with tax assessments.

In July 2005, the Income Tax Authority issued a notice of a deduction assessment for the years 2001-2004 to the Company. The amount claimed under this assessment totaled NIS 34 million, and primarily relates to certain benefits granted to employees in the Company’s branches. In November 2005, several senior employees were questioned under warning, with respect to these benefits.  Following these assessments and after the rejection of the Company's position on the matter, the Income Tax Authority issued to the Company deduction assessment orders for the years 2001-2004 in the amount of approximately NIS 44 million. The Company has filed appeals with the District Court contesting these assessment orders, which as of the date of this Annual Report are still pending. In July 2007, the Israeli Tax Authority issued to the Company value added tax assessment for the years 2001-2006 in the amounts of approximately NIS 22 million in connection with the subject matter of the foregoing deduction assessments. The Israeli Tax Authority did not accept most of the Company's position, although it agreed to reduce the total amount to approximately NIS 16.3 million.  On February 29, 2009, the Company filed an appeal with the District Court, which as of May 31, 2011 was still pending.  In the opinion of the Company and its advisors, the provisions included in the Company's financial statements are sufficient to cover the potential liabilities.

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

In the last few years, there have been increased hostilities between Israel and the Palestinians. These hostilities have included terrorist acts in Israel and military operations in the West Bank and Gaza. In December 2008 Israel was engaged in an armed conflict with Hamas in the Gaza Strip, which reduced the sales of some of our stores that are located in the southern region of Israel. In July 2006, a conflict with Hezbollah escalated significantly on Israel’s northern border.  Due to the hostilities in the northern part of Israel and Lebanon, a number of our stores located in the northern region did not operate according to their usual schedule. We cannot predict the effect on our business if hostilities are renewed or the security situation deteriorates in any part of the country.

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

We may be subject to tax exposure in connection with a number of our activities and asset transfers.

We have been involved in a number of asset transfers and transactions for which we received pre-rulings from the Israeli Tax Authority in connection with the tax consequences of such transactions. Those transactions included:

•	Split of BSRE from Alon Holdings in 2006;
•	Transfer of assets between Mega and BSRE in 2008;
•	Transfer of retail activities between Alon Holdings and Mega in 2008 and merger of Hyper Hyper and Shefa Shuk into Mega in 2009;
•	Organization and restructuring of Bee Group in the years 2006 to 2008;
•	Splitting of gas activity from Dor Alon; and
•	Purchase by Alon Holdings of shares in Dor Alon.

If we do not comply with one or more of the conditions imposed on us in the aforementioned tax rulings, we may be obligated to pay Israeli income taxes as a result of these transactions linked to the Israeli consumer price index, plus interest and penalties.

For more information, see “Item 4. Business Overview – Commercial and Fueling Sites – Government Regulation – Tax Pre-rulings” and “Item 4. Information on The Company - B. Business Overview – Real Estate - Tax Authority Approval of Transfer by Alon Holdings to BSRE.”

Risks Relating To Our Acquisition of Dor Alon Shares

The Acquisition may not result in the benefits that Alon Holdings currently anticipates and may subject Alon Holdings to certain limitations in its efforts to realize operational synergies between the operations of Alon Holdings and Dor Alon.

Achieving the expected benefits of our acquisition from Alon of its approximately 80% interest in Dor Alon (the “Acquisition”) depends, among other things, on the ability to realize the operational synergies envisaged in the acquisition by combining the different sales, retail, and marketing platforms, as well as the different operational and logistical platforms. The Acquisition process also may result in the need to invest unanticipated additional cash resources, which may divert funds that Alon Holdings expects to use for pursuing new opportunities and other purposes. If Alon Holdings is unable to realize the operational synergies envisaged in the Acquisition by combining the different sales, retail, and marketing platforms, as well as the different operational and logistics platforms, the benefits of the Acquisition will not be realized and, as a result, Alon Holdings' operating results may be adversely affected and its share price may decline.

Moreover, some transactions between Alon Holdings and Dor Alon, including any cancellation of such transactions, will require the approval of the audit committee, the directors, and, under certain circumstances, approval of the shareholders of Dor Alon by special vote and are subject to the receipt of applicable permits and approvals. In addition, any dividend or distribution from Dor Alon requires the approval of the directors of Dor Alon. As such, Alon Holdings may be limited in its ability to fully realize the synergies and other benefits of the Acquisition.

ITEM 4.   INFORMATION ON THE COMPANY

A.	History and Development of Alon Holdings.

Alon Holdings Blue Square Israel - Ltd. was incorporated in June 1988 as a company under the laws of the State of Israel.  Alon Holdings' principal executive offices are located at 2 Hamal Street, Rosh Ha’ayin 48092, Israel and its telephone number is +972-3-928-2222.

In 1996, Alon Holdings completed its initial public offering and its ADSs were listed for trading on the New York Stock Exchange.  In November 2000, Alon Holdings' ordinary shares were listed for trading on the Tel Aviv Stock Exchange.

In 2008 and 2009, the Company reorganized its supermarket retail and real estate activities pursuant to which the Company’s supermarket retail activities are now centralized in Alon Holdings' subsidiary, Mega Retail, and the Company’s real estate activities are now centralized in Alon Holdings’ subsidiary, BSRE.

The name of the Company was changed to "Alon Holdings Blue Square – Israel Ltd." on July 17, 2010.

Recent Developments of Alon Holdings

Acquisition of Controlling Share in Dor-Alon Energy In Israel (1988) Ltd.

On October 4, 2010, Alon Holdings completed its acquisition of all the shares of Dor Alon Energy in Israel (1988) Ltd. (“Dor Alon”), a publicly traded company listed on the Tel Aviv Stock Exchange (“TASE”) that were held by Alon Israel Oil Co. Ltd. (“Alon”). The shares acquired represented approximately 80% of the outstanding shares of Dor Alon, and in exchange, Alon Holdings issued 20,327,710 ordinary shares to Alon (the “Acquisition”).  Dor Alon is one of the four largest fuel companies in Israel based on number of gas stations and is a leader in the convenience stores sector. Under the terms of the Acquisition, in exchange for each share in Dor Alon, Alon Holdings issued to Alon 1.8 ordinary shares of Alon Holdings. Immediately following the Acquisition, Alon's direct and indirect ownership interest in Alon Holdings increased to approximately 78.35% of the outstanding share capital of Alon Holdings, from approximately 68.62% of the outstanding share capital of Alon Holdings.

Within the framework of the Acquisition, the Company paid a cash dividend  to its shareholders on October 18, 2010, of approximately NIS 800 million, or approximately US$ 223.4 million (based on the representative rate of exchange on October 18, 2010), which represented a dividend of approximately NIS 12.31, or approximately $3.44 (based on the representative rate of exchange on October 18, 2010), per ordinary share of Alon Holdings (after taking into account the shares issued to Alon in the acquisition).

For further information on the Acquisition, see “Item 7. Major Shareholders and Related Party Transactions Acquisition of Controlling Share in Dor-Alon Energy In Israel (1988) LTD."

On  March 13, 2011, we announced that Alon Cellular Ltd., our indirect subsidiary in which we hold 70.1% ("Alon Cellular"), was informed  by the Israeli Ministry of Communications that it had received a mobile virtual network operator license (MVNO license). The MVNO license will enable Alon Cellular to enter the Israeli communication market and add cellular services to the services that the Company offers to its customers. In connection with the Company’s plans to enter the cellular communications market by becoming an MVNO, on March 23, 2011 Alon Cellular signed a memorandum of understanding with Partner Communications Ltd. for launching cellular services in an MVNO model, which will enable Alon Cellular to offer cellular services and become a major player in Israel’s communications market.

The following is a description of certain events that have occurred during the last number of years:

•	Changes in our store formats, including:

•
The launch and expansion of “Mega In Town”, a discount supermarket brand designed to combine discount prices and convenience for neighborhood shoppers. As of  May 31, 2011, we had 118 “Mega In Town” stores; this initiative has included the conversion of over 100 existing stores to the new brand; and

•
The launch and expansion of "Mega Bool", a hard discount store format.  As of  May 31, 2011, this initiative included the conversion of 57 existing "Mega in Town", "Mega" and "Shefa-Shuk" stores of various sizes to the new brand and the opening of an additional five new "Mega Bool" stores;

•
The completion of the first stage of our strategy to establish our Eden Teva format as the leader in Israel's organic/health food market by expanding the number of organic/health food supermarkets operated by Eden Teva to 11 stores as of May 31, 2011, we began implementing the second stage of our strategy by establishing Eden Teva branches within our existing large store formats under the concept of a "store within a store." In August 2010, we launched our first “Eden in Mega” store as part of our new Eden Teva store format.    As of May 31, 2011, we operated three  “stores within a store.”;

•
The launch and expansion of our private label called "Mega" that was expanded throughout our "Mega Bool", "Mega in Town" and "Mega" store formats.  During 2010, the products that we sold under the "Mega" private label constituted approximately 10.7% of our supermarket sales;

•
The completion of the centralization of all of the financial activity, import and information systems of the Bee Group subsidiaries under a single modern logistics center during the second quarter of 2010;

•
The execution on June 3, 2010, by BSRE, Gindi Investments 1 Ltd. and an additional entity controlled by Moshe and Yigal Gindi (together with Gindi Investments 1 Ltd., "Gindi") (through two subsidiaries owned 50% by BSRE and 50% by Gindi), of agreements to acquire rights to a long term lease of property in the wholesale market site in Tel Aviv for the purpose of building and marketing on the property an apartment buildings complex and a shopping mall from the municipality of Tel Aviv and the Wholesale Market for Agricultural Produce in Tel Aviv Company Ltd.

•	The launch of a new internet sale site, now known as "Mega@Internet", in October 2009; and

•
The establishment of a joint loyalty plan (the "You Plan" or the “Loyalty Plan”) with Dor Alon in 2005, including the offering to our customers of a Diners Club Israel credit card bearing the name “You”, and the acquisition, together with Dor Alon, of 49% of the shares of Diners Club Israel Ltd., a subsidiary of Credit Cards for Israel Ltd. (allocated 36.75% to us and 12.25% to Dor Alon), the launching in 2009 of a new "You" Mastercard credit card and the expansion in 2009 of our customer loyalty plan through the launching of a new  membership card in August 2009.  As of May 31, 2011, the number of credit cards held by YOU customers was approximately 135,000 and the total number of loyalty club households was approximately 1 million,(see “Item 4. Information on The Company - B. Business Overview -Related Businesses”).

Capital Expenditures

During the three months ended March 31, 2011, we invested approximately NIS 90.9 million, or $26.1 million, in property, and equipment, intangible assets and investment property. In 2010, we invested approximately NIS 325.2 million, or $91.6 million, in property and equipment, intangible assets, investment property and payments on account of real estate, a 38.9% increase from our 2009 investment of NIS 234.1 million. Of our investment in property, and equipment and investment property in 2010, we invested NIS 143.4 million, or $40.4 million, in land and buildings, including land that we lease, as compared with NIS 46.2 million in 2009.

For additional information pertaining to our principal capital expenditures and divestitures for the last three financial years and those of which are currently in progress, and the method of financing, see “Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources”.

B.	Business Overview.

General

We operate in four reporting segments.  In our Supermarkets segment, we are the second largest food retailer in the State of Israel.  In our "Commercial and Fueling Sites" segment, we operate a chain of fueling stations and convenience stores in different formats in Israel. In our "Non-Food" segment, we sell “Non-Food” items both in our supermarkets and in stand alone retail outlets. In our Real Estate segment, we own, lease and develop yield-generating commercial properties and projects.

As of May 31, 2011, we had 209 supermarkets with brands including "Mega Bool", "Mega In Town", "Mega", "Shefa Shuk", "Eden Teva".  In addition, as of May 31, 2011, we had 272 Non-Food retail outlets (mostly through franchisees) under the control of our subsidiary, Bee Group Retail Ltd. ("Bee Group") under the brand names Naaman, Vardinon, Sheshet, Kfar Hasha’ashuim, Rav-Kat, Dr. Baby and All for a Dollar.

Through our supermarkets, we offer a wide range of food and beverage products and “Non-Food” items, such as houseware, toys, small electrical appliances, computers and computer accessories, entertainment and leisure products and textile products, and “Near-Food” products, such as health and beauty aids, products for babies, cosmetics and hygiene products.  We also operate several houseware departments within most of our large stores.  Through our stand alone "Non-Food" retail outlets, we offer a range of houseware and home textile, toys, leisure and baby  products.

Our activities are carried out via our consolidated subsidiaries, including Mega Retail, which has supermarket retail activities, Dor Alon, which operates a chain of fueling stations and convenience stores, Bee Group, which conducts non-food retail activities, and BSRE, which owns and invests in yield-generating commercial real estate and projects.  As of May 31, 2011, Alon Holdings owned 100% of the outstanding shares of Mega Retail, 78.38% of the outstanding shares of Dor Alon, 100% of the outstanding shares of Bee Group, and 78.26% of the outstanding shares of BSRE.  The balance of BSRE shares and Dor Alon shares is publicly held and traded on the Tel Aviv Stock Exchange.

As of May 31, 2011, Mega Retail and its direct subsidiaries were the owners of all 209 of our supermarkets.  As of March 31, 2011, the consolidated assets of Mega Retail and its subsidiaries aggregated approximately NIS 2.6 billion, or $744 million.  Mega Retail’s assets constitute approximately 28% of our total consolidated assets at that date.

As of May 31, 2011, Dor Alon also operated 183 convenience stores, including 139 convenience stores branded “Alonit” and “Super Alonit” (we refer to these stores as Alonit convenience stores), and 44 convenience stores operated by the AM:PM chain of stores. Two convenience stores were operated by third parties. As of March 31, 2011, the total consolidated assets of Dor Alon and its subsidiaries aggregated approximately NIS 2.9 billion, or $844 million. Dor Alon's assets constitute approximately 31% of our total consolidated assets at that date.

As of May 31, 2011, Bee Group and its direct and indirect subsidiaries were the owners of 88 of our Non-Food retail stores, while the remaining 184 of our Non-Food retail stores were owned and operated by franchisees of Bee Group and its subsidiaries.  As of March 31, 2011, the consolidated assets of Bee Group and its subsidiaries (excluding the stores owned and operated by franchisees) aggregated approximately NIS 0.5 billion, or $150 million. Bee Group's assets, constituted approximately 5% of our total consolidated asset at that date.

BSRE is the owner of all of our real estate properties, and its revenues are primarily derived from real estate lease payments received from Mega Retail and third parties. As of March 31, 2011, the consolidated assets of BSRE aggregated approximately NIS 3.3 billion, or $959 million. BSRE's assets constituted approximately 36% of our total consolidated assets at that date.

Our Strategies

Our strategy is: (i) to take advantage of our position as a leading retailer in Israel, by expanding our market presence and (ii) to capitalize on potential synergies and our internal reorganization in order to improve our operating efficiency. To achieve this goal, we intend to pursue a number of operating and growth strategies, which include:

•	increasing our market share of “Non-Food” and “Near-Food” products and capitalizing on potential operating synergies between the Bee Group and the Company as a whole;
•	increasing operational efficiency, including by improving our distribution capabilities and IT systems;
•	expanding and improving our loyalty plan, which currently offers a credit card and a membership card, through joining other businesses to the plan; and
•
combining our retail operations with those of Dor Alon with a view to achieving a strong foothold in the convenience store sector and capitalizing on potential operating synergies and cost savings between Dor Alon and the Company.

Supermarkets

General

The following table sets forth the change in the number of our supermarket stores (net of store closures) and supermarket store space as of the dates indicated:

	No. of Stores	Store Space (square meters)

As of December 31, 2006	175	323,000
As of December 31, 2007	185	342,705
As of December 31, 2008	194	354,500
As of December 31, 2009	203	365,000
As of December 31, 2010	206	366,000

The following table sets forth the selected operating data of our supermarket stores as of the date indicated:

	For the year ended December 31,

	2008	2009	2010	2010$
Selected Operating Data:	NIS (in thousands)			U.S. Dollars in thousands
Number of supermarket stores (at year end)	194	203	206	N/A

Increase (decrease) in same store sales(1)	1.10%	(3.9)%	(0.8)%	N/A

Total square meters (at year end)(2)	354,500	365,000	366,000	N/A
Supermarket sales per square meter (in NIS)	19,898	19,023	18 ,692	5,267
Supermarket sales per employee (in thousands)	954	997	1,000	282

(1)
The percentage change in same store sales is the percentage change in sales of those stores that operated continuously during the entire reporting period of both the current year and that preceding it. Stores are not deemed to have operated continuously (and therefore not included as “same stores”) if such stores were permanently closed during the reporting period or the preceding period, were resized significantly during the period or were significantly renovated or expanded during the period. Store resizing is considered significant if it exceeds 5% or more of the store’s original size.

(2)	Based on an average total square meters at month end during the relevant year.

We have five supermarket store formats - Mega Bool, Mega, Mega In Town, Shefa Shuk and Eden Teva. Our "Mega Bool" chain stores are hard discount stores designed to provide customers with name brand quality at everyday affordable prices. In the “Mega” chain stores, our larger stores which are located primarily outside residential areas, we offer a wide selection of food, “Near-Food” and “Non-Food” items.  In the “Mega In Town” chain stores, the stores are usually smaller than “Mega” stores, located primarily in local neighborhoods and city centers, and combine discount prices with convenience for neighborhood shoppers. Our “Shefa Shuk” chain stores are low priced stores oriented towards Israel’s growing ultra-orthodox population. In our "Eden Teva" stores, we focus on offering organic, natural and health food products.  As of May 31, 2011, we operated a total of 209 stores consisting of approximately 366,000 square meters space.

We launched our “Mega In Town” supermarket format in August 2007 in order to bring discount shopping to the neighborhood and city centers. The initiative included the conversion of over 100 of our existing stores to the new brand. “Mega In Town” is a discount supermarket brand designed to combine discount prices and convenience for neighborhood shoppers. “Mega In Town” stores are differentiated by their reduced prices, narrowing the gap between them and those of Hard Discount centers located in peripheral areas. In addition, such stores offer a greater variety of items than were previously carried by our stores in residential areas.

On October 31, 2007, we acquired 51% of the outstanding shares of Eden Briut Teva Market Ltd. (“Eden Teva”) for a total consideration of approximately NIS 22.5 million.  Eden Teva is one of Israel’s largest retailers of organic, natural and health food products, and as of May 31, 2011 operated 14 (including three Eden Stores within Mega) supermarket stores, specializing in organic, natural and health food products. As part of this transaction, (i) we provided Eden Teva with shareholder loans in the amount of NIS 47 million, (ii) we received  the right to appoint a majority of the board of directors and a majority of the executive committee of Eden Teva, (iii) the other shareholders received  various minority protection rights, and (iv) we agreed to provide all guarantees and financing required in connection with Eden Teva’s operations in the future, the repayment of existing shareholder loans in the amount of NIS 4.7 million, which have since been repaid, and the payment of a bonus to Eden Teva’s CEO. In addition, during 2010, we launched a new Eden Teva store format by establishing Eden Teva branches within our existing large store formats under the concept of a "store within a store".

We launched our "Mega Bool" hard discount store format in December 2008 in order to provide customers with name brand quality at everyday affordable prices, in response to an increase in consumer preference for hard discount stores that we have identified in the recent years. The initiative included the conversion of 57 of our existing stores of various sizes to the new brand, including large stores from the "Mega" and "Shefa Shuk" formats and smaller stores located within residential neighborhoods and city centers.

In parallel, we also announced the launch of our new "Mega" line of private label goods that are sold in our "Mega Bool", "Mega", and "Mega In Town" stores.  Private label products provide customers with an attractive alternative selection of products that are comparable in quality to name brand products.  We believe that our private label products enhance customer loyalty, differentiate our stores from those of our competitors and provide a competitive product to those offered by our suppliers.  In addition, usually the average gross profit from private label products is higher than the average gross profit from other products.  During 2010 and the first three  months of 2011, the products that we sold under the "Mega" private label constituted approximately 10.7% and 10.8% of our supermarket sales, respectively.

Industry Overview

We estimate that retail sales of food, beverages and tobacco in Israel were approximately NIS 56.2 billion, or $15.0 billion, in 2010.  This estimate is based on the data published by the Israeli Central Bureau of Statistics of the retail sales of food, drinks and tobacco in Israel in 2009 (2010 has not yet been published) and the growth of expenditure for the consumption of food, beverages and tobacco of household in Israel at current prices in 2010 (2.4%).

The retail sales of food, beverages and tobacco in Israel includes supermarkets, grocery stores, mini-markets and retail sales of fruit and vegetables, meat, poultry and fish. The supermarket retail chain market consists of two large chains: Shufersal and us, as well as other smaller but developing chains.

Based on data published by the Israeli Central Bureau of Statistics of the retail sales of food, drinks and tobacco in Israel, we estimate that approximately 36% of the total retail sales of food, beverages and tobacco in Israel in 2010 was made by the two large chains and approximately 46% of the estimated retail sales made by supermarkets, groceries and mini-markets in Israel in 2010 was made by the two large chains - a percentage that is considerably lower than the estimated market shares of the major supermarkets prevailing in Europe and the United States.  Accordingly, we believe that there is an opportunity for us to grow correspondingly with the general growth of the supermarket sector in Israel.

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

Our market share in 2010 was 14.3% of the total retail market of food, beverages and tobacco. The market share of our competitor, Shufersal, based on its financial reports was approximately 22.7% in 2010. This market share is based on company revenue as a percent of the retail market for food, beverages and tobacco in accordance with the definition of the Central Bureau of Statistics for 2009 and the company's estimate for market growth of approximately 2% for 2010.

In recent years, we and our competitors have established or expanded low-price and hard discount store formats.  In December 2008 we launched our "Mega Bool" hard discount store format to address the hard discount store market. In addition, smaller supermarket chains in 2009 and 2010 continued to aggressively increase their market share and expanded their presence in selected areas in Israel, often geographically beyond their original locations. The low barriers of entry, including the relatively low cost of establishing new smaller supermarket chains, have contributed to the increase in number and expansion of smaller supermarket chains in recent years.

Shufersal, the other major supermarket chain, has taken numerous initiatives in the last few years to improve its competitive position.  Since 2005, when Shufersal merged with ClubMarket, the then third major supermarket chain, we have faced a major competitor, with a broader national presence, especially in the northern part of Israel where many ClubMarket stores were located. In 2010, Shufersal generated sales of NIS 11.1 billion (U.S. $3.1 billion) in the supermarket segment as opposed to our sales of NIS 6.9 billion (U.S. $1.9 billion). The difference in market share may give Shufersal a greater competitive advantage in its dealings with customers, suppliers and other third parties. The competitive position of Shufersal, together with the expansion of smaller supermarket chains in recent years, has contributed to the intensified competition we experienced in recent years, particularly at our larger stores.

In November 2005, the Commissioner of the Israeli Antitrust Authority approved certain arrangements between the Fourth Chain Company Ltd. (“the Fourth Chain”) and certain smaller supermarket chains. This approval was granted subject to certain conditions for an initial period of two years and has since been extended until February 17, 2012. The Fourth Chain combines a number of smaller supermarket chains (the “Members”) which operate on a local geographic level and its purpose is to develop a private label and to jointly negotiate with suppliers. Pursuant to the approved arrangement, the Fourth Chain is expected to perform the following actions for its Members: to develop and market a private label which shall be marketed exclusively in the Member stores; to purchase for the Members complementary services and products; to negotiate with suppliers from abroad for the import of products for the Members and, at a later stage, to negotiate prices and commercial conditions with suppliers; to operate a central joint warehouse; and to sell products to retailers other than its Members. The aforesaid arrangement, and possible similar combinations of other smaller supermarket chains, may generate some of the efficiencies of a major nationally-spread chain and therefore enable them to compete more efficiently with the major chains.

In the sale of cosmetic, toiletries and hygiene products, we compete against establishments that sell such products, including the drug store chains SuperPharm and NewPharm.

Our Operations

Our supermarket operations are conducted under the Mega Bool, Mega, Mega In Town, Shefa Shuk and Eden Teva store formats, which are among the most recognizedretail names in Israel.

Our supermarkets offer a wide selection of supermarket goods.  The mix of products of each supermarket format varies to address the preferences of its target customers.  Many of our supermarkets offer specialty departments such as full service bakeries, delicatessens, fresh meat and prepared food departments; certain supermarkets also contain franchise operations, which sell a variety of goods. In addition, we offer a range of “Non-Food” and “Near-Food” items and operate several houseware departments within most of our large stores.  Our private label, called "Mega," is offered throughout our "Mega Bool", "Mega in Town" and "Mega" store formats. All of our supermarket stores operations are owned by Mega Retail and its subsidiaries, and Mega Retail leases the real estate underlying the stores that it operates from BSRE and third parties.

“Mega Bool” is our hard discount stores designed to provide customers with name brand quality at everyday affordable prices. “Mega” is comprised of large stores (average size of approximately 4,100 square meters), primarily located outside residential areas, offering a wide selection of food items and other goods. “Mega in Town” is comprised of medium and small sized stores primarily located in city centers and local neighborhoods which combine discount prices with convenience for neighborhood shoppers; this format is designed to bring discount shopping to the neighborhood and city centers. “Shefa Shuk” is a format comprised of low-priced supermarkets with a selection of products designed to compete with local competition and also oriented to ultra-orthodox Jewish population. “Eden Teva” is comprised of supermarkets that specialize in organic, natural and health food products, operated by Eden Teva, which is 51% held by Mega Retail.

The following table provides certain information regarding our supermarket stores as of December 31, 2010:

Properties		Number	Square meters
Stores(*)	Leased from BSRE	93	157,400
	Leased	115	208,600
		208	366,000
Stores In Development	Leased from BSRE	1	1,500
	Leased	27	69,300
		28	70,800
Offices	Leased from BSRE	2	9,400
Warehouses	Leased from BSRE	4	37,700
	Leased	1	2,500
Car park	Leased from BSRE		5,000
Land for Development	Leased from BSRE		7,000
Total		243	498,400

(*) Includes two Eden stores within Mega.

Purchasing and Distribution

We purchase products for our supermarkets through a central purchasing office that selects products for all of our supermarkets (including Alonit/SuperAlonit and AM:PM, and not including Eden Teva) and negotiates prices, promotions and terms of payment with individual suppliers on a company-wide basis. We believe that the large volume of our purchases and our ability to offer chain-wide exposure for our suppliers’ products and promotions, enable us to avail ourselves of attractive volume-buying opportunities and manufacturers’ discounts.

Through our distribution center in Rishon Letzion, we can distribute products from suppliers, manufacturers and importers, thus reducing prices and broadening the range of available products. The distribution center is operated on a site of approximately 40,000  square meters. At this site, we operate approximately 20,000 square meters as warehouse space.  We conduct the administration of the warehouse and distribution by means of a computerized system that consolidates orders from all the branches and other stores while giving consideration to inventory levels, store requests and company planning. In addition, the Company intends to build an additional logistics and distribution center by the end of 2013. This new distribution center will have approximately 24,000 square meters.

We purchase products for our supermarkets from approximately 850 suppliers, including manufacturers, importers and distributors. In 2010, approximately 83.6% of our grocery items and 94.8% of our meat and fish were delivered directly by suppliers to our stores.  For certain other items, including 89.4% (in 2010) of fruits and vegetables, we provide distribution to our supermarkets through our distribution center.  For the year ended December 31, 2010, approximately 22.1% of our supermarket purchases were of products distributed from our distribution center.

We actively seek to diversify our suppliers.  However, we still purchase most of our dairy, fresh produce and poultry products from the Tnuva Corporation, which holds a leading position in the domestic dairy and poultry markets.  In 2010, Tnuva’s products accounted for approximately 14.1% of all the products sold at our supermarkets. For more information on our arrangements with Tnuva, see "Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transaction – Arrangements with Tnuva."  In addition, the Strauss group, an Israeli food manufacturer, accounted for approximately 9.1% of all products sold at our supermarkets in 2010, and the Osem group accounted for approximately 8.3% of all products sold at our supermarkets in 2010.  Because of our status as a leading food retailer in Israel as a result of which we are able to offer wide exposure on a national level, to these suppliers' products, and the fact that we maintain an excellent and long-standing relationship with Tnuva, Strauss group and Osem, we do not believe that there is a material risk of future stoppage of supply of products of these key suppliers.  However, we do not have a written contract with Tnuva, Strauss group or Osem obligating them to supply products to us.  In addition, in recent years, there has been a process of consolidation among our suppliers.  As a result, our largest suppliers now account for a larger percentage of our product purchases.  The ten largest suppliers for our supermarkets accounted for approximately 57.2% of our product purchases in 2010. We have not experienced any material problems in obtaining products of the quantity and type required.

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

In addition, we operate the Mega@Internet website which allows customers to place orders via the Internet 24 hours a day and to have the products in our stores delivered to our customers’ homes from a nearby store within a few hours. Likewise, customers may order products by phone (through a call center) or by fax.  The service was provided (through 24 centers located at Mega and Mega Bool stores) in most of Israel as of May 31, 2011.

We aim to create an awareness of our supermarkets as offering a combination of broad selection, high-quality service and competitive prices.  Our primary advertising outlets, in addition to point-of-sale marketing, are television, newspapers, radio, internet, billboards and direct mail.  Store promotions are conducted from time to time in all our supermarkets, in specific chains or in individual stores.  These promotions include, among other things, price reductions, gifts, coupons or deferred payment terms and are often available exclusively to members of our Loyalty Plan - "You", and the customer clubs of Shefa Shuk and Eden Teva.

The goal of our Loyalty Plan, which we established together with Dor Alon and which offers to our customers credit cards (Diners and Mastercard) bearing the name "You", or a membership card, is to promote customer loyalty to the Company and Dor Alon by, among other things, granting exclusive benefits to the Loyalty Plan members, including establishing a cash-based reward mechanism, and providing discounts and benefits at other businesses that joined the Loyalty Plan. In addition, through the Loyalty Plan the Company may provide other services such as personal finance, insurance products and tourisms packages.  The benefits are advertised and disseminated each month via e-mail to the members of the Loyalty Plan.

The Loyalty Plan also owns a 50% share in the Israeli Hebrew-language free daily newspaper, Israel Post, the distribution of which began in August 2007, mainly in establishments such as Mega Retail supermarkets, AM-PM convenience stores and Dor Alon gas stations.

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

Limitation on Selling of Intoxicating Liquors

On July 29, 2010, a temporary order was published regarding the Prohibition of Selling Intoxicating Liquors under the Business Licenses Law, 1968. The temporary order prohibited the sale of intoxicating liquors after 11 p.m. The temporary order was effective as of August 28, 2010 and will be valid until 2013. The Company believes that the temporary order may have an impact on its financial results.

Deposits for Drink Containers

We are required to charge a deposit for drink containers of less than 1.5 liters and more than 0.1 liter and accept the return of empty containers for refund pursuant to the Law of Deposits for Drink Containers-1999.   In February 2010, the Knesset passed an amendment to the Law, that determined, among other things: (i) the expansion of the law to apply to additional drink containers, obligating all businesses that sell drink containers to accept empty containers and to repay the deposit for them (there is no obligation to accept more than 50 drink containers from a person in a single day), (ii) an increase in the deposit amount from 25 agorot to 30 agorot per drink container,  and (iii) an increase in the obligations of manufacturers and importers of drinks  to recycle and collect drink containers. We have also incurred expenses for personnel and equipment dedicated for returning of deposits, including equipment in some of our stores that enable consumers to automatically receive their deposits when bringing back the empty containers without the need for store personnel.

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

Among the practices that were found to be restrictive according to the Commissioner were the following: arrangements with suppliers that determine the suppliers of the retail chains, their identity and their number; arrangements for the management of product categories in conjunction with suppliers; arrangements regarding the retail selling price; arrangements for determining market share of a particular supplier’s products and arrangements for determining prices made by suppliers to competing chains; arrangements with regard to the use of suppliers’ manpower to stock merchandise on the shelves of the chains’ stores.  Limits were imposed on financial benefits to the chains with regard to display areas and on special offers to chains for meeting certain sale targets.

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

In August 2006, the Restrictive Trade Practices Court approved a consent decree reached between the Commissioner and certain food suppliers.  The consent decree is directed at the food suppliers listed therein and stipulates various prohibitions, conditions and restrictions that apply to these suppliers with regard to certain practices. The consent decree addresses the following arrangements:

•
Reduction in the number of suppliers.  Suppliers are prohibited from being a party to an arrangement by which they influence the setting of the number or identity of competing suppliers’ presence at retail chains. Decisions regarding the number and identity of suppliers and their products’ quantities, kind or location on the shelf space are to be made by the retail chain without interference by suppliers.

•
Acquisition of shelf and off-shelf display space. A dominant supplier is prohibited to be a part of: (i) an arrangement granting an allocation exceeding half of the overall display area designated for the product category in which it has dominance; (ii) an arrangement the purpose of which or effect is granting exclusivity to one or more of the supplier’s products in an off-shelf display in which it has dominance (nevertheless, exclusive arrangement for off-shelf display for a limited discount period will not constitute a basis for enforcement measures under certain circumstances). In addition, arrangements with suppliers (as opposed to dominant suppliers) regarding allocation of shelf area or off-shelf display, if not prohibited according to the decree, may not exceed a period of one year (the retail chain and the supplier may enter into a new arrangement at the end of the one year term, provided the period of such new arrangement does not exceed one year and is in accordance with the provisions of the decree).

•
Category management: Unless prior approval of the antitrust authorities is obtained, a dominant supplier is prohibited to be party to an arrangement whose purpose or effect is the supplier involvement (including as advisor) in the process of category management (nevertheless, a retail chain may consult with a supplier regarding innovations in this area).

•
Shelve arrangements:  Whereas in his position document, the Commissioner determined that the use of suppliers’ representatives to physically arrange the shelves in the chains’ stores constitutes a restrictive arrangement, the suppliers disagree with this position, and the Commissioner agreed not to take enforcement measures with regard to such arrangements for 30 months, as long as such arrangements satisfy certain conditions. In February, 2009, the above period was extended by 36 months, until February 2012.

•
Discounts and rebates in exchange for meeting sales targets.  A dominant supplier may not be party to an agreement whose objective or effect is the grant of benefits to the retail chain in connection with meeting sales targets for the products in which the supplier has dominance, unless the benefit is given only as a discount to the purchase of units sold in excess of the supplier’s sales basis in the chain and is restricted to these units alone. The prices of units sold in excess of the sales goals shall not be lower than the production costs of these units. In addition, a dominant supplier is prohibited from sanctioning a retail chain for failure to meet monopolistic sales targets regarding products for which the supplier possesses monopolistic power.

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

For additional information regarding government regulations relating to our Supermarket segment, please see “General Government Regulation for our Supermarket and Non-Food Retail Segments” below.

Seasonality

Our business is subject to fluctuations in quarterly sales and profits.  These fluctuations are primarily attributable to increased sales and higher operating income in the holiday seasons occurring in different quarters from year to year.  Thus, for example, in our supermarkets, increased sales attributable to Passover, which occurs in either March or April, may be realized in either the first or the second quarter, and sales attributable to the Jewish New Year, which occurs in either September or October, may be realized in our financial reports in either the third or the fourth quarter.   Generally, purchases for a particular holiday occur during the two-week period prior to the commencement of that holiday.  However, the timing of the holidays does not affect our semiannual results.

Many of our expenses are unrelated to the level of sales, and therefore a relatively modest increase or decrease in sales, whether or not related to the timing of holidays, tends to have a disproportionately large impact on our profitability.

Supermarkets Strategies

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

•	expanding the geographic presence of our stores with the goal of bringing our supermarket store formats within the shopping range of every Israeli consumer;
•	solidifying and expanding our market share in the organic/health food market with the goal of establishing Alon Holdings as a leader of Israel's emerging organic/health food market;
•
expanding our "Mega" private label line to encompass additional product categories and increasing the percentage of our sales from our private label line, and thus differentiating our store brands and products from those of our competitors; and

•	focusing on improving the availability of products in our stores and reducing the shortage of products “on the shelves”.

Gas Stations and Convenience Stores

General

We operate retail outlets and convenience stores and market petroleum products in Israel through Dor Alon, our direct subsidiary in which we held 78.38% as of May 31, 2011. Dor Alon’s activity includes three primary fields of operation:

•
Retail Outlets and Convenience Stores - Dor Alon supplies motor fuels, motor oil and other petroleum products to a network of public retail outlets operating under the “Dor Alon” brand.  Dor Alon’s public retail outlets consist of three formats: stand-alone gasoline service stations, Alonit convenience stores (with gasoline service stations) and travel centers (commercial centers that include a gasoline service station).  Dor Alon also supplies motor fuels and other petroleum products to internal gas stations in Israel located primarily on kibbutzim and moshavim (cooperative communities).

In January 2007, Dor Alon acquired AM:PM for consideration of approximately NIS 153  million.  At that time, AM:PM operated 20 stand alone convenience stores (without gasoline service stations) under the brand name “AM:PM,” which is a leading convenience store brand in the Tel Aviv metropolitan region offering merchandise and food products.  As of May 31, 2011, Dor Alon had opened 24 additional AM:PM stores. Most of the AM:PM stores operate 24 hours a day and most of them operate seven days a week.  All of the AM:PM stores are operated by Dor Alon's subsidiary.

•
Direct Marketing - Dor Alon supplies fuel oil and other petroleum products, including Liquefied Petroleum Gas (“LPG”), directly to residential and commercial customers as well as governmental entities and is the exclusive Israeli supplier of petroleum products to the Palestinian Authority in the Gaza Strip.

•	Marketing of Jet Fuel - Dor Alon supplies jet fuel to commercial airlines through a joint venture with Chevron.

Retail Outlets and Convenience Stores

As of May 31, 2011, Dor Alon supplied motor fuels, motor oil and other petroleum products to a network of 189 retail outlets operating under the “Dor Alon” brand.  Integrated into most of Dor Alon’s public retail outlets are Diesel Fueling Centers (“DFC”) that sell diesel fuel for large vehicles such as trucks and buses at preferential terms.  Dor Alon also supplies ARAL lubricants and Texaco lubricants in Israel.

As of May 31, 2011, Dor Alon operated 183 convenience stores, including 139 convenience stores branded “Alonit” and “Super Alonit” (we refer to these stores as Alonit convenience stores), and 44 convenience stores operated by the AM:PM chain of stores. 181 convenience stores are operated by the Alon Group, and two convenience stores are operated by third parties. All the stand alone convenience stores are leased for different periods.

The Dor Alon commercial and fueling  sites network is divided into complexes owned by Dor Alon, complexes in which Dor Alon has a long term lease (most of which are jointly owned or leased in equal shares with third parties) and complexes owned by third parties. As of May 31, 2011, Dor Alon (either solely or through joint companies or partnerships) owned or held under lease and operating agreements 156 commercial and fueling sites.  The other 33 commercial and fueling sites are operated by third parties, under the Dor Alon brand who have entered into supply agreements with Dor Alon for petroleum products. The 189  commercial and fueling sites include four travel centers along the Cross-Israel Highway (Israel’s first toll road) that Dor Alon has the exclusive rights to operate for a 30-year period beginning in June 1999.

The commercial and fueling sites and convenience store sector demands substantial capital investment (the cost of establishing a refueling and commercial complex is estimated at NIS 4-5 million, not including the cost of land) and competition is fierce. Most of the competition relates to the acquisition of rights to establish new commercial refueling complexes and around obtaining commitments from existing gas stations. In the last few years, there have been a number of developments in this sector, including:

•	intensified competition in marketing products to end users;

•	an increase in the investments necessary to build a new gas station due to a number of regulatory developments;

•	the prevailing trend of developing and implementing a business strategy for converting gas stations into refueling and commercial complexes in all the large fuel companies;

•	relief in regulatory requirements regarding planning and authorizing new gas stations;

•	the ratification of amendment 4 to the National Land Planning Program for Refueling Stations – NLP 18; and

•	the privatization of Oil Refineries Ltd. (“ORL”) (see description below).

Dor Alon adds retail outlets to its network by either developing a new commercial and fueling sites or, less frequently, entering into an agreement with the owner of an existing commercial and fueling sites whose supply contract with another fuel company has expired.  Developing a new commercial and fueling sites often takes several years and requires compliance with numerous laws and regulations.

During the first three months of 2011, Dor Alon did not open any additional retail outlets; however, Dor Alon anticipates opening and operating an additional 12-16 commercial and fueling sites during 2011 and 2012. Dor Alon has plans and agreements to plan, establish and operate additional gas stations, and these stations are currently in different stages of authorization and establishment.

In November 2006, Dor Alon entered into an agreement with Alon Holdings to provide fuel to gas stations owned and operated by Alon Holdings. The supply of fuel to these gas stations is at an arm’s length basis. As of May 31, 2011, there were two active stations in the Alon Holdings network, and Dor Alon is planning on opening two additional gas stations during 2011.

Dor Alon has a cooperation agreement with a third party to establish through a joint company a nationwide chain of SegaFredo “espresso-bars” to be located in Dor Alon’s retail outlets. As of May 31, 2011, Dor Alon’s retail outlets included 16 SegaFredo cafes that were operated by a joint company.  In addition, most of the Alonit convenience stores include a small coffee bar.

Customers of Dor Alon’s commercial and fueling sites consist of the public at-large and, to a lesser degree, drivers of fleet vehicles (referred to as fleet customers).  Fleet customers use electronic fueling cards or vehicle mounted devices to refuel their vehicles, with payment for the fuel products to be made at a later date, on a consolidated basis. The electronic fueling cards are also offered to private customers.  Customers utilizing electronic fueling cards enjoy preferential fuel prices and terms of payment, which Dor Alon believes leads to concentrated buying by fleet customers from Dor Alon.

Internal Gas Stations (fleet stations)

As of May 31, 2011, Dor Alon supplied motor fuels to 175 internal gas stations operating under the Dor Alon brand.  Internal gas stations are stations in Israel located on the premises of kibbutzim and moshavim, as well as some DFCs that are not integrated with retail outlets.  Fuel products sold in internal gas stations are designated for a defined group of customers, such as inhabitants of the kibbutzim and moshavim, who receive preferential fuel prices and payment terms.

Dor Alon also holds 50% of a joint company together with a certain third party (50%) which operates internal stations located in moshavim.  Dor Alon supplies this jointly held company with motor fuels and other petroleum products.  As of May 31, 2011, this joint company operated and supplied motor fuels and other petroleum products to 84 internal gas stations operating in moshavim (of the 175 internal gas stations operating under the Dor Alon brand).

Industry Overview

Recent Developments in the Israeli Fuel Market

Privatization of Oil Refineries Ltd. (ORL)

Prior to 2006, ORL was owned and operated by the State of Israel, and owned and operated the only oil refineries in Israel, one of which is located in Ashdod and the other in Haifa.  In December 2004, the Ministerial Committee on Privatization of the Israeli Government resolved to privatize ORL.  The 2004 privatization resolution related, among other things, to regulatory changes that would occur in the fuel industry (including refining) as a result of this privatization.

Several months prior to the issuance of the privatization resolution, the Anti-trust Commissioner issued a notice setting out the policy of the Israeli Antitrust Authority with regard to the rules that would apply in the event that the refineries would be split.  The notice related, among other things, to the restrictions that would apply to the purchasers of the refineries, to the spheres of activity of the refineries and to relations between the refineries.

In 2006, ORL transferred assets relating to the refinery in Ashdod to a newly formed company, ORA.  ORA was sold to Paz Oil Company Ltd. (“Paz”), the largest fuel company in Israel.  In February 2007, a controlling interest in ORL, which holds the refinery located in Haifa, was sold to a group of investors that included Israel Corporation Ltd. and Petroleum Capital Holdings, Ltd. and the remaining interest was issued to the public through a public offering.

As part of the ORL privatization process, several regulatory changes were made, including the following:

Amendment of the Control Order (Maximum Prices of Petroleum Products at the ORL Refinery Gate).  Prior to the privatization of ORL, ORL sold refined products to fuel companies at “the price at ORL’s refinery gate,” which was determined by the Fuel Administration.  The amendment to the Control Order prescribes the removal of control on prices at the refinery gate for some fuel products.  It was further prescribed in the amendment to the order that control by way of fixing maximum prices for petroleum products would be re-imposed in the event that a refinery would not comply with the reporting duties imposed on it with respect to quantities and prices of petroleum products, or in the event that the Supervisor of Prices gave notice regarding the significant sales by one refinery as opposed to the other refinery.  In January 2007, control was removed on prices of most distillates at the refinery gate.  Currently, control remains on the prices of high-sulfur fuel oil and bitumen.

Entry of the oil refineries into the marketing segment.  Prior to the privatization of ORL, ORL was not allowed to market petroleum products directly to customers.  Immediately following completion of the privatization, ORL will be entitled to undertake marketing activities.  The Anti-trust Commissioner has stipulated that if ORL retains its monopoly on the production of distillates six months after the completion of the privatization, it might be required to conduct marketing activity in a separate company so as to prevent any cross-subsidization and tying of products.  In addition, ORA and ORL will be entitled to operate, subject to restrictions, in the marketing segment through public gas stations.

Memorandum of Fuel Market Bill.  The privatization resolution also noted the announcement of the Minister of National Infrastructures concerning his intention to bring about the enactment of the Fuel Market Law, which will impose regulations on various segments in the fuel industry, in accordance with the principles attached to the resolution, following the splitting of the refineries.

Privatization of Pi Glilot

In 2007, Pi Glilot Ltd., a governmental company that provides fuel distribution and storage services mainly in central Israel, was privatized through the sale of assets to the Delek Israel Fuel Corporation Ltd. (“Delek”), following which the Anti-trust Commissioner imposed a number of restrictions on Pi Glilot Ltd., most of which were to assure that Pi Glilot Ltd. continues selling its services on a fair basis. After the privatization, Dor Alon has continued to receive fuel distribution and storage services from Delek in Ashdod and Jerusalem.

            Management Services Agreement with Alon

In March 2005, Alon and Dor Alon entered into a management services agreement ("Management Services Agreement"), effective retroactively from January 1, 2005, by which Alon provides the following services and rights to Dor Alon (the "Services"): (i) various management services, including those related to the chairman of the board and president of Dor Alon, day to day management of Dor Alon, strategy and business development, supplementary legal counsel, corporate secretary services provided by Alon's in-house counsel, and (ii) the right to use the "Alon" and "Alonit" brand names.

As consideration for the Services, since 2006, the quarterly management fees  paid by Dor Alon to Alon equal the aggregate of 3% of Dor Alon's EBITDA profits according to Dor Alon's quarterly consolidated financial statements, but not more than NIS 1,250 thousand on a quarterly basis, linked to the consumer price index as of December 2004.  In 2009, Alon received approximately NIS 5,064,000 for the Services, and in 2010, Alon received approximately NIS 5,719,000 for the Services.

In December 2010, a new management services agreement was approved by the general shareholders of Dor Alon after receiving the approval of the audit committee, which replaced the previous one. The new agreement will terminate in December 2015.  The terms of the new management services agreement are substantively similar to those set forth in the original agreement.

Competition

Competition in the Israeli energy industry is intense.  Dor Alon’s major competitors are the other large fuel companies in Israel:  Paz, Delek and Sonol. The principal competitive factors affecting the retail fuel marketing business are location of retail outlets, brand identity, product price, the variety of related services offered to customers, the level of service, financial strength allowing the establishment of new retail outlets, procurement of petroleum products at competitive prices and the terms of agreement offered to fleet customers, real estate owners and/or owners of retail outlets. With respect to its direct marketing operations, Dor Alon expects to face competition from Paz, Delek and Sonol, the gas companies Pazgas, Amisragas and Supergas, and small fuel marketing companies as well as other LPG marketing companies, consisting mainly of subsidiaries of Paz, Delek and Sonol. The principal competitive factors in the direct marketing business are product price, credit terms and levels of service. Moreover, a portion of the customers in the direct marketing sector require professional support in installation of equipment and continuous maintenance.  These direct marketing customers view the significance in the quality of the petroleum distillate. Increases in competition may adversely affect the earnings and profitability of Dor Alon. In addition, Dor Alon may face competition from ORL as a result of its privatization and increased competition from Paz, which now owns one of the two oil refineries in Israel.

Purchasing and Distribution

Motor Fuel and Other Petroleum Products

During the period from 2005 to 2006, most of the petroleum products marketed by Dor Alon were acquired from ORL.  After the privatization of ORL (as described below) in October 2006, Dor Alon, like the other fuel companies in Israel, is dependent on ORA and ORL for the supply of refined petroleum products.  Dor Alon believes that most of the petroleum products manufactured by ORA are supplied to Paz, while ORL constitutes the main source of supply for Dor Alon and other fuel companies in Israel.  If the oil refineries failed to supply refined petroleum products or supply them at noncompetitive prices, Dor Alon would have to increase the amount of refined petroleum products it imports.

Dor Alon purchases most of the motor oils marketed by it from ARAL Lubricants GmbH and from SA Texaco N.V.  Since 1990, Dor Alon has been the exclusive representative of ARAL Lubricants GmbH in Israel under an oral agreement.  In addition, others oils are purchased and marketed under the private label brand name “Dor Oil.”

Convenience Store Products

Dor Alon purchases most of the food and non-food products sold in its convenience stores from our subsidiaries. Pursuant to an agreement with one of our subsidiaries, a subsidiary of Dor Alon pays that subsidiary the price of the products plus a 2% margin for the direct supply of products by the suppliers to the convenience stores, and a 2.75% margin for the supply of products from that subsidiary’s central warehouse.  The agreement also provides that if Alon Holdings' income from the agreed margin, less additional expenses incurred by it as a result of the performance of the agreement, falls below a minimum amount of NIS 1 million a year, Dor Alon’s subsidiary will pay our subsidiary the difference up to NIS 1 million.  The agreement has an initial term which ends in January 2013 and will automatically renew for additional one-year terms thereafter unless terminated by either party upon 90 days notice prior to the end of the term. The convenience stores that are not operated directly by Dor Alon have also joined this agreement and they pay our subsidiary an additional profit margin.  For further information on this agreement, see “Item 7. Major Shareholders and Related Party Transactions – Procurement Agreement with Dor Alon Management."

When Alon acquired Alon Holdings, the Anti-trust Commissioner prescribed that he may direct Dor Alon and Alon Holdings to fully separate the purchasing activities of Dor Alon from those of Alon Holdings if he deems that current market conditions, the purchasing power of Alon Holdings, or the state of competition so require.

Marketing

Direct Marketing

Dor Alon and Dorgas (a wholly owned subsidiary of Dor Alon) distribute petroleum products, including fuels, jet fuel, diesel, LPG, kerosene (oil), naphtha and bitumen directly to commercial, industrial, institutional and residential customers as well as governmental entities.  They also supply, install and maintain customer end-user equipment, such as fuel tanks and LPG balloons, related to the petroleum products they supply. The direct marketing of LPG is coordinated solely by Dorgas.

Dor Alon and Dorgas’ marketing and sales personnel or its distributors are responsible for entering into agreements with customers in this field of operations. Products are transported directly to the customer’s facilities. Dor Alon has a marketing, service and support apparatus for customers of this field of operations.

Most engagements with industrial and commercial customers include installation of end equipment at the customer’s site. The engagement period is affected, inter alia, by the volume of investment in equipment provided to the customer. Commercial customers include the Palestinian Authority (as described below), and customers in the fields of industry, transportation, earthwork, agriculture, infrastructure and marine works, among others. Institutional customers include municipalities and cooperatives for public transportation. The majority of Dor Alon’s communications with institutional clients are commenced following a public bidding process, are for a defined period and are based on terms of exclusivity.

Private sector clients are mostly domestic customers and small businesses that use refined oil for heating and cooking, private homes, apartment buildings and small businesses. As of May 31, 2011, Dor Alon had approximately 100,000 domestic customers. Agreements with domestic customers are for fixed periods, with the agreement renewing automatically at the end of each period, with no need for any further notice.

From 1994 to 2006, Dor Alon was the exclusive Israeli supplier of petroleum products to the Palestinian Authority.  In December 2006, Dor Alon and the Palestinian Authority entered into an amended supply agreement pursuant to which Dor Alon will continue to supply petroleum products to the Palestinian Authority for a two-year period commencing January 1, 2007, but only in the Gaza Strip.  In the amended agreement it was determined that either party could terminate the agreement upon 90 days prior notice. After January 1, 2009, Dor Alon continued to supply the Palestinian Authority with petroleum products.  In 2008 and 2009, sales to the Palestinian Authority represented 12% and 8% of Dor Alon’s consolidated net sales, respectively. The decrease in 2009 resulted from operation "Cast Lead."  In 2010, sales to the Palestinian Authority decreased to 7% of Dor Alon’s consolidated net sales as a result of reduction of supplies pursuant to instructions issued by Israel’s Ministry of Defense.  The decrease in direct sales to the Palestinian Authority and the shortening of the credit term available to the Palestinian Authority pursuant to the amended supply agreement will reduce the level of credit Dor Alon has historically extended to the Palestinian Authority and corresponding exposure to credit risk of the Palestinian Authority.  However, this reduction in scope may also reduce Dor Alon’s net sales and profitability in its direct marketing operations.  Dor Alon does not believe that this will have a material impact on its consolidated results of operations.  Dor Alon implements the supply agreement with the Palestinian Authority through a 50% joint venture with an unaffiliated party.  Dor Alon is entitled to 50% of the profits of the joint venture. Since October 2008, Dor Alon has supplied petroleum products to the Gaza Strip in accordance with approval received from Israel's Ministry of Defense, and paid for by the European Union.

Marketing of Jet Fuel

Dor Alon’s jet fuel marketing operations include the marketing of jet fuel to civilian airlines, which, since 1997, are conducted through a joint venture with Chevron to market and supply jet fuel to commercial airlines at Ben Gurion International Airport.  Each party refers customers to the joint venture, with Chevron referring its customers, foreign airlines, with whom it operates abroad. All fuel companies marketing jet fuel are obligated to purchase refueling services for aircrafts at Ben Gurion International Airport from two companies - Paz Aviation Services Ltd. and Mercury Aviation (Israel) Ltd., a company in which Dor Alon holds 31.25% of its issued and outstanding ordinary shares. Mercury Aviation (Israel) Ltd. provides the customer refueling services to the joint venture of Dor Alon and Chevron. As of the date of this Annual Report, Paz Aviation Assets Ltd. is the only company that provides jet fuel storage services, though this company’s activities are regulated and it is obligated to provide storage services at regulated prices.

Marketing and Distribution

In the retail outlets and convenience stores sector, Dor Alon markets and promotes its products using the following methods:

•	increasing the attractiveness of the refueling and commercial compounds by diversifying its products and services;
•	operating most of the stations as self service stations;

•	conducting sales and promotions in the refueling and commercial compounds;

•	improving Dor Alon’s brand name recognition and image through public relations; and

•	marketing of fuel products to fleet customers along with discounts on fuel prices and preferential payment terms via electronic fueling cards or vehicle mounted devices.

In November 2005, Dor Alon and Alon Holdings established the “YOU” Loyalty Plan in order to promote customer loyalty to Dor Alon and Alon Holdings by, among other things, granting exclusive benefits to the Loyalty Plan members and providing discounts and benefits at other businesses that would join the Loyalty Plan. For more information on the Loyalty Plan, see “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions – Transactions with Dor Alon in Connection with Establishment of a Joint Loyalty Plan.”

As of July 2007, a joint company established by Dor Alon Operating Service Station Ltd., a subsidiary of Dor Alon, and a third party began publishing and distributing a free daily newspaper called “Israel Post”, which is also distributed in Dor Alon’s gas stations and convenience stores, as well as Mega Retail stores. A majority of the revenue from this newspaper comes from selling advertisement space. Dor Alon believes that the partnership in this newspaper provides it with a marketing platform for Dor Alon’s network.

In the direct marketing sector, Dor Alon markets its oil distillates using Dor Alon sales personnel and independent distributors. The marketing of some of the LPG (for use in private residences and small businesses) is performed by independent distributors. The distribution agreements with distributors are on a mutually exclusive basis for marketing LPG to private residences and retail customers and are for an unlimited time. The distributors are responsible for marketing the LPG, collecting payments and maintaining the LPG equipment as required by law. Consumers who purchase LPG from the distributors are customers of Dorgas.

Marketing and distribution in the jet fuel sector is done through the joint venture with Chevron (as mentioned above).

Government Regulation

Environmental regulation

In its retail outlets and convenience stores business, Dor Alon is subject to various laws and regulations aimed at preventing damage to the environment (mainly air, water and soil contamination), including the following laws and regulations:

•
The Water Law, 5719-1959, or the Water Law, provides for the protection of all water resources in Israel and imposes liability on those who, by action or lack thereof have caused and/or may cause contamination of water sources. The Water Regulations (Prevention of Contamination) (Gas Stations), 5757-1997, promulgated under the Water Law, or the Water Regulations, which provides regulations for the construction of gas stations, and directives issued by the Commissioner (as defined under the Water Regulations) concerning the planning, construction and operation of gas stations, including the insulation and protection of fuel tanks.

•	The Environmental Protection Regulation, 5768-2008, which increases the penalties determined in other environmental laws.

•
The Clean Air for Israel Law, 5768-2008, effective as of January 2011, will constitute the framework for regulation of the quality of the air and emission of pollution caused mainly by large industrial plants. This law provides for restrictions and prohibitions regarding the sources of emission and contains provisions related to the prevention and reduction of air pollution.

•	The Dangerous Goods Law, 5753- 1993, which imposes an obligation to obtain a permit to handle dangerous substances.

•
The Planning and Building Law, 5725-1965, or the Planning and Building Law, which provides that any use of property must be done in accordance with the designated purpose of the property. Often, the permit for establishing gas stations involves changing the designated purpose of the property. Under the National Land Planning Program for Refueling Stations NLP 18 – 1986, promulgated under the Planning and Building Law, or NLP 18, the issuance of permits for gas stations are subject to different conditions and criteria such as, inter alia, the prevention of safety, environmental and transport hazards, minimal distance between gas stations and minimal distance between gas containers and pumps and residential buildings.

•
Business Permits. In order to obtain permits to operate gas stations, Dor Alon must install devices at some of its stations to prevent over-filling of underground fuel tanks as well as devices to prevent spillage during unloading of fuel tanks.  At several of its gas stations, Dor Alon is required to perform soil surveys in order to identify soil and groundwater contamination. The cost of treatment of soil or groundwater contamination at a retail site typically does not exceed a few million shekels, depending on the extent of the contamination.

Dor Alon is aware of environmental law proposals including, inter alia, proposals to encourage the use of more environmentally friendly vehicles, restricting the approval of building plans in contaminated areas and reducing gas emissions. These law proposals may influence Dor Alon’s financial results if the laws are approved. At this stage, Dor Alon cannot estimate which of the bills will be approved or rejected.

Dor Alon invested approximately NIS 2 million in 2010 in order to satisfy the environmental laws and regulations. This amount does not include the amounts invested in the planning and construction of new gas stations, which are also required by such statutory provisions.  Some of the actions performed by Dor Alon were also implemented in the wake of demands by the Israeli Ministry of Environmental Protection and the Israeli Water Commission.  Dor Alon expects to invest an additional NIS 6 million in each of the next two years in the implementation of the laws and regulations related to the operation of Dor Alon’s gas stations.

From time to time, Dor Alon does incur costs resulting from spills of petroleum products at its retail outlets.  Although Dor Alon is not aware of any contaminated sites as to which material outstanding claims or obligations exist, the discovery of additional contaminants or the imposition of additional cleanup obligations at these or other sites could result in significant unexpected costs in the future.

Dor Alon reached an arrangement with the Israeli Ministry of Environmental Protection regarding the execution of an eight year plan for identifying and treating contaminations at 54 gas stations operated by Dor Alon built before 1997. In addition, Dor Alon reached an understanding with the Ministry of Environmental Protection concerning a vapor recovery system (referred to as Stage 2) in fuel stations located in residential areas.  Pursuant to the understanding, over a period of four years,

Stage 2 will be installed in fuel stations located within 40 meters of residential areas and will cost approximately $70,000 per fuel station.

Additionally, and without derogating from Dor Alon’s obligations above, in May 2010, the Ministry of Environmental Protection issued directives pursuant to which Dor Alon would be required, within three years, to install vapor recovery systems in each of its fuel stations located within 80 meters of residential areas; and in all other fuel stations within five years.  Dor Alon estimates that it will install the steam recycling system in 16 fueling stations. This initiative will cost approximately $70,000 per station.

In its direct marketing business, Dor Alon is also subject to various laws and regulations, including laws and regulations that:
•
Impose duties of licensing and of obtaining various permits, such as permits to operate as a gas supplier and licenses to operate and deal with LPG. In addition the law imposes various requirements, including that a person who deals with LPG be qualified and licensed, that the gas supplier satisfies all applicable safety requirements and to maintain specific types and levels of insurance in order to cover damages;

•	Impose duties of licensing and obtaining permits for Dorgas LPG’s storage facilities;

•
Impose restrictions and duties related to the provision of gas to the private sector, such as a prohibition to act to preserve customers who have previously delivered written notices of their intention to replace their gas supplier, the duty to serve new customers in a fair manner providing the same conditions as provided to similar customers and the duty to perform periodic tests to the gas systems;

•	Impose provisions related to safety in connection with the marketing and supplying of gas; and

•	Impose provisions related to the marketing of LPG, such as standards for gas containers, gas systems and installation of central gas systems.

In its jet fuel business, Dor Alon is subject also to other laws and regulations. Dor Alon’s activity as a provider of infrastructure services for jet fueling and jet fueling services for jets at Ben Gurion International Airport are subject to regulation.

Other Government Regulation

Dor Alon, as a fuel company, is subject to various other laws and regulations, including laws and regulations that:

•
impose duties of licensing and obligations to obtain various permits from various governmental authorities, including the police, the Ministry of Environmental Protection, the Ministry of Industry, Trade and Labor, the fire department and the relevant zoning committees. As of the date of this Annual Report, there are a few indictments or sentences pending against Dor Alon and its subsidiaries regarding the operation of gas stations and/or convenience stores without permits. A number of indictments are pending against Dor Alon and its subsidiaries with respect to gas stations and convenience stores concerning the operation of gas station and convenience stores without permits. With respect to five gas stations, and with respect to three convenience stores closure orders have been issued. These closure orders have been suspended for a short period of time in order to obtain the appropriate permits;

•
establish the duty of fuel companies to maintain an inventory of fuels for emergency purposes, the expenses of which are paid by the Israeli Fuel Administration, and to maintain, at their own expense, a supply of diesel fuel that is not an emergency supply;

•	impose an excise tax on the supply of fuel from ORL and on the release of fuel from customs;

•	prescribe a maximum consumer price for 95 octane gasoline;

•
impose restrictions on operations of fuel companies aimed at promoting competition in the fuel market, including restrictions with respect to the terms of exclusivity agreements between fuel companies and the unrelated owners of gas stations and restrictions on the location of new gas stations;

•	impose restrictions on the planning and establishing gas stations and retail stores;

•
impose anti-trust prohibitions under the Antitrust Law, including with respect to price setting and exclusive long term (over three years) supply agreements between gas supply companies, such as Dor Alon, and gas stations (which are not owned by such companies);

•	regulate the storage of fuel;

•	prohibit fuel companies from selling fuel products to illegal gas stations;

•	impose restrictions on the establishment of internal gas stations located primarily on kibbutzim and moshavim;

•
impose restrictions on the operation of gas stations and convenience stores on the Jewish Sabbath (Saturday) and regarding a permit to employ Jewish workers on Saturday. Dor Alon does not possess such a permit. Most of Dor Alon’s gas stations and convenience stores are open during the Jewish Sabbath. Under Israeli law, employment of workers in violation of the law is subject to a fine or imprisonment of up to a year, or both. The convenience stores in the AM:PM chain of stores also operate during the night and on Saturdays.  On the basis of information obtained from Dor Alon, in the cities in which AM:PM operates there are municipal regulations restricting their activity during the night and on Saturdays. Most of the AM:PM stores have obtained permits to operate at night; and

•	set provisions pertaining to safety in the marketing and supply of fuel and LPG.

In January 2011, a draft proposed law entitled the "Fuel Industry Law-2011" was circulated.  The proposed law stipulates, among other things: prohibition on the possession of more than one refinement license by one company or its controlling shareholders; restriction on the possession of refinement licenses together with marketing licenses under the same license; restriction on the number of fueling stations owned by a single gas company in one geographic area; prohibition on a licensee holding a refinement licenses to engage in the marketing activity of LPG; and restrictions on maintaining different types of licenses at the same time.

Tax Pre-rulings

In connection with the split of the gas exploration activity from Dor Alon to Alon Natural Gas Exploration Ltd. (the "Split") and the transfer ("Share Transfer") by Dorgas (a subsidiary) of approximately 4.4% of the outstanding Dor Alon shares held by Dorgas (the “Treasury Shares”) to Dor Alon, Dor Alon received a pre-ruling from the Israeli Tax Authority that provides that the Split and the Share Transfer will be tax free. However, the abovementioned pre-ruling is subject to several conditions, which include, among other things, that:

(i)
in relation to the Share Transfer (a) the Treasury Shares will remain held by Dor Alon indefinitely from the date of the Transfer or will be erased; (b) Dor Alon will take no action in relation to the Treasury Shares, including any sale of the Treasury Shares (including an involuntary sale), any encumbrance of the Treasury Shares or issuance of the Treasury Shares in the future as capital; and (c) for at least two years from the date of the transfer there will be no change in Dor Alon’s rights in Dorgas subject to section 104 of the Israeli Tax Ordinance; and

(ii)
in relation to the Split (a) for at least two years from the date of the Split, both of Dor Alon Natural Gas Exploration Ltd. and Dor Alon will have independent and separate economic activities the income from which is subject to tax in accordance with Section 2(1) to the Israeli Tax Ordinance, and that originated in Dor Alon prior to the Split; (b) for at least two years from the date of the Split there will not be any loans between Dor Alon and Alon Natural Gas Exploration Ltd., except for loans given and/or taken in the ordinary course of business; (c) for at least two years from the date of the Split, most of the assets (as defined in the Israeli Tax Ordinance) of Dor Alon after the Split and most of the assets (as defined in the Israeli Tax Ordinance), which were transferred to Alon Natural Gas Exploration Ltd. through the Split, will not be sold by any of those companies and will be used as customary in  Dor Alon's ordinary course of business; (d) Dor Alon's primary economic activities that occurred during the two years prior to the Split will continue to be performed by  Dor Alon or Alon Natural Gas Exploration Ltd. for a period of at least two years from the date of the Split; (e) immediately after the Split, and for two years thereafter, the shareholders of Dor Alon and Alon Natural Gas Exploration Ltd. will maintain the same rights and portions thereof that they held in Dor Alon (not including the Acquisition) all subject to the date of the Split and Section 105c(a)(8) of the Israeli Tax Ordinance; and (f) for at least two years from the date of the Split, there will be no transfer of cash or assets, guarantees or any other activities between Dor Alon and Alon Natural Gas Exploration Ltd., except as customary in Dor Alon's ordinary course of business.

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

Under the terms of the Share Purchase Agreement, Alon has agreed to compensate and indemnify Alon Holdings and/or Dor Alon for taxes and/or damages and/or losses and/or deficiencies and/or expenses ("Damages") that may be caused to Dor Alon as a result of a breach of subsection (ii) above in respect of the Split, although the indemnification will not apply to any breaches of the conditions of the pre-ruling resulting from any act or omission of Dor Alon occurring after the closing of the Acquisition.

In addition, Alon and Alon Holdings have received a pre-ruling from the Israeli Tax Authority that provides that the Acquisition will be tax free. However, this pre-ruling is subject to several conditions, including, among other things, that:

(a)
for a period commencing on the closing date of the Acquisition and ending two years from the end of the fiscal year in which the closing date of the Acquisition took place (the “Required Term”), Alon Holdings will continue to hold all the rights in Dor Alon that it held on the effective date of the Acquisition;

(b)
most of the assets (as defined in section 103c(a)(2) of the Israeli Tax Ordinance) transferred from Dor Alon to Alon Holdings in the framework of the Acquisition and most of the assets held by Alon Holdings on the date of the Acquisition, were not sold during the Required Term, and during such term the assets were used  properly, under ordinary circumstances, and as is customary in Dor Alon's ordinary course of business; and

(c)
each rights' holder in Alon Holdings (other than those rights' holders that hold rights tradable on the TASE and are not deemed to be controlling shareholders on the date of the Acquisition) maintains during the Required Term all the rights that he/she held in Alon Holdings immediately following the Acquisition, subject to Sections 103c(a)(9), (9a) in the Israeli Tax Ordinance.

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

These conditions restrict the manner in which Alon Holdings may conduct its business in the future.

For additional information regarding government regulations relating to our Commercial and Fueling Sites segment, please see “General Government Regulation for our Supermarket and Non-Food Retail Segments” below.

Our Strategies

Our strategies in our gas station and convenience stores segment is to continuously expand our fueling station coverage in Israel and expand our convenience stores, both as part of our fueling stations and on a stand alone basis. To achieve this goal, we intend to pursue a number of operation and growth strategies, which include:

•
expanding our national presence of fueling stations and commercial retail centers, while giving preference to developing fueling complexes and public gas stations in urban areas (including small stations);

•
strengthening and expanding the various services and products offered to customers in the fueling and commerce complexes, as well as improve the quality of those services and observing environmental regulations;

•
increasing sales in the convenience store sector in order to increase its relative market share in this sector by expanding convenience store chain in the existing fueling and commerce complexes, in new complexes, and through independent convenience stores (under the brands AM:PM, Alonit in kibbutzim, and Alonit in moshavim);

•
expanding the "Sega Fredo" coffee shop chain and launching new services such as: ATM machines, bill payment kiosks, cellular charging kiosks, and more. Moreover, "Alonit" launched stands under the "Alonit" brand for selling fast food in its branches in cooperation with a certain food company;

•	entering into city centers in which the number of gas stations of Dor Alon is relatively small;

•
combining parallel activity of building and operating convenience stores in three segments (urban, village, and roadside complexes) in order to provide Dor Alon the basis for a national chain in the fueling and commerce segment;

•
preserving Dor Alon’s status as a leader in the computerized fueling sector for drivers of heavy vehicles, by various road services which are given to these customers in the fueling and commerce complexes, such as resting areas, showers, and more;

•	In the direct marketing sector, maintaining Dor Alon’s growth in the scope of sales, subject to maintaining profitability and proper diversification of its types of customers;

•	broadening Dor Alon’s presence and activities of the "YOU" club in its fueling stations and commercial retail centers;

•
diversifying Dor Alon’s fuel supply sources, including the importation of fuels, and expanding the marketing of Dor Alon’s private brand in the lubricant oil sector – "Doravil", while at the same time leveraging its international brands ("Texaco", "Chevron" and "Aral") in order to increase its market share in the oils marketing sector;

•	entering the field of marketing "green" oil, such as biodiesel;

•	continuing to take part in tenders for the supply of petroleum distillates, which are mostly published by institutional bodies, subject to specific economic examination of each tender;

•	expanding Dor Alon’s fuel distribution suppliers in additional terminals;

•
maintaining the joint operation with the international company Chevron-Texaco in the jet fuel sector and through Mercury Aviation (Israel) Ltd., a company in which Dor Alon holds 31.25% of its issued and outstanding ordinary shares; and continuing to invest in human resources while encouraging innovation, devotion, teamwork and improvement of administrative abilities.

The following table provides certain information regarding our fueling and convenience stores in the "Commercial and Fueling Sites" segment as of December 31, 2010:

Fueling stations	Owned (including leases exceeding 25 years)	34
	Leased (leases of up to 25 years)	122
	Supply agreements	33
		189
	Sites In Development (1)	78

	Internal stations (2)	175

Convenience Stores (3)	Owned	181
	Franchised	2
		183

Total		625

(1)   There is no certainty that permits will be granted for all sites.
(2)   Typically, our stations are in kibbutzim and Moshavim which are used by defined populations.
(3)   Convenience Stores: 139 Alonit stores are adjacent to fueling stations, and 44 AM:PM stand alone stores.

Non-Food Retail

General

As of May 31, 2011, we operated, through Bee Group, its subsidiaries and franchisees, a total of 272 non-food retail stores, 184 of which were operated by franchisees.

As part of our strategy to increase our market share of “Non-Food” and “Near-Food” products and to offer a wider selection of these products to consumers in our stores, in May 2005, we acquired 50% of the holdings of Bee Group Retail Ltd. ("Bee Group"), and by October 2010 we had increased our holdings in Bee Group to 100%.  See "Item 10. Additional Information – C. Material Contracts – Purchase of Additional Shares in the Bee Group." Our Bee Group subsidiaries are concentrated into three sectors: (i) houseware and home textile, concentrated in our Naaman, Vardinon and Sheshet stores, (ii) toys and leisure, concentrated in our Kfar Hasha'ashuim and All for a Dollar stores, and (iii) baby and young children products, concentrated in our Rav- Kat and Dr. Baby stores.  In 2010, we completed the centralization of all of the financial activity, import, and information systems of the Bee Group subsidiaries.

Bee Group holds and operates through subsidiaries large retail chains in Israel of houseware and home textile, toys, leisure and baby and young children stores, with 272 stores, located throughout Israel, owned and operated mostly by franchisees as of May 31, 2011.  The chain operates under a number of different brand names: (i) "Naaman", which sells houseware products; (ii) "Vardinon", which sells home textile products and accompanying accessories; (iii) "Sheshet", which sells houseware and small electrical appliances; (iv) "Kfar Hasha’ashuim" (Toy Village), which sells toys; (v) "Rav-Kat" and Dr. Baby, which sell baby and young children accessories; and (vi) “All for a Dollar".  The stores of our "Naaman", "Vardinon" and "Dr. Baby" chains are primarily owned and operated by us, while the stores of our "Kfar Hasha'ashuim", "Sheshet" and "All for a Dollar" chains are primarily owned and operated by franchisees. In addition to these stores, we have established houseware departments within most of our large supermarket stores.

As of May 31, 2011, Bee Group owned approximately 66.85% of the outstanding shares of Naaman Porcelain ("Naaman"), a company traded on the Tel Aviv Stock Exchange.  Naaman is one of Israel’s major branded houseware retailers which imports and markets various houseware products, such as kitchen utensils, cutlery and dinner sets. As of December 31, 2010,, Naaman had its own chain of 32 houseware stores, 7 of which are operated by franchisees, and is a supplier to Mega Retail.  Naaman also sells its products to wholesale customers, including privately owned stores, retail chains, institutional customers, employee committees and sales promotion companies.

As of May 31, 2011, Naaman owned 100% of the share capital of Vardinon Textile Ltd. ("Vardinon"). Vardinon imports, designs and distributes home textile products and accompanying accessories, such as linen, towels and bathrobes under the brand name "Vardinon" and other products such as blankets, bed covers, curtains, pillows, other houseware products, candles and spa products. The products are distributed by Vardinon's chain of retail stores (37 stores as of December 31, 2010) and by wholesale to customers that include other wholesalers, retail chains, employee committees and catalogues. Following the termination of an earlier supply agreement that was terminated effective from January 2010, Vardinon signed a new services agreement with Mega Retail following approval of Vardinon's board of directors and shareholders.  See “Item 7.  Major Shareholders and Related Party Transactions - B. Related Party Transactions” for more information.

On February 1, 2011, Naaman made a tender offer to purchase 2,577,747 ordinary shares of Vardinon, par value NIS 1 per share, at a price per share of NIS 3.07 per share, in cash. Naaman's obligation to purchase the shares was conditioned upon the acceptance of the tender offer by over 95% of the holders of Vardinon's issued shares (excluding dormant shares). On March 7, 2011, Naaman publicized the acceptance of the tender offer by the required majority of Vardinon's shareholders and on March 15, 2011 the shares of the shareholders that had refused the complete tender offer were forcefully acquired, in accordance with Section 337(a) of the Israeli Companies Law. As a result of the completion of the complete tender offer, Vardinon's shares were delisted from the Tel Aviv Stock Exchange and it became a privately owned company.

As of May 31, 2011, Naaman also owned 100% of the outstanding shares in Sheshet. The Sheshet chain sells houseware and small electrical appliances. As of May 31, 2011, Sheshet had its own chain of 52 houseware stores, all of which are operated by franchisees, and points of sale in approximately 140 supermarkets of Mega Retail.

Industry Overview

The Non-Food retail sales of houseware in Israel includes houseware departments in large retail chains, do-it-yourself retail chains, and private specialty stores and boutiques.  The sale of these products through catalogs and internet sales sites has increased in recent years.  We do not have enough information to assess our market share in this market, as most of our competitors are privately owned companies.

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

Competition

In addition, due to our sale of other “Near-Food” and “Non-Food” products in our supermarkets and in our stand alone non-food stores, and our controlling interests of “Non-Food” chains, Vardinon Textile Ltd. and Naaman Porcelain, we also face competition in the non-food retail market.  In recent years, this competition has increased primarily due to the entry of retail chains and stores outside the food industry, such as Toys “R” Us, Office Depot, do-it-yourself chains such as Home Center and ACE (a franchisee of Ace Hardware), household stores, home textile stores, houseware stores, electricity appliances stores and also due to the expansion of the houseware and home textile departments in supermarkets. This competition affects the sales prices of our products and our sales. Increased competition may adversely affect our sales and our profitability.

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

Non-Food Operations

Our wholly-owned subsidiary, Bee Group, as of May 31, 2011 held and operated through subsidiaries large retail chains with 272 stores, some of which are owned and operated by the subsidiaries and some 184 of which are owned and operated by franchisees as of May 31, 2011. The stores are operated under the following brand names: (i) "Naaman", which sells houseware products; (ii) "Vardinon", which sells home textile products and accompanying accessories; (iii) "Sheshet", which sells houseware and small electrical appliances; (iv) "Kfar Hasha’ashuim" (Toy Village), which sells toys; (v) "Rav-Kat" and Dr. Baby, which sell baby and young children accessories; and (vi) “All for a Dollar". The stores of our "Naaman", "Vardinon" and "Dr. Baby" chains are primarily owned and operated by us, while the stores of our "Kfar Hasha'ashuim", "Sheshet" and "All for a Dollar" chains are primarily owned and operated by franchisees.  As part of a pilot program in 2010, Bee Group began establishing specialized stores for household products that sell Naaman, Sheshet and Vardinon products under one roof.  In 2011, an additional store has been opened in Hadera as part of this pilot program.

In 2010, we completed the centralization of all of the financial activity, import and information systems of the Bee Group subsidiaries under a single modern logistics center, which provides some of the services that were previously managed separately by each of the subsidiaries.  The relationship with the franchisees is generally governed by franchise agreements between the relevant Bee Group subsidiary ("Franchiser") and the franchisee.  The majority of the franchise agreements provide for a term of 10 years with two renewal options, each for a period of five additional years.  Under most of the agreements, the franchisee may terminate with prior written notice.

The franchisee generally commits to establishing its store(s) in designated locations and purchasing products for the stores only from the Franchiser or from third party suppliers designated by the Franchiser. While the Franchiser typically has no similar obligation to sell its products only through its franchisees, in practice, aside from sales to the franchisees or through the Franchiser's own stores, the Franchisers primarily sell their products only to Alon Holdings and its subsidiaries.

As of December, 31, 2010, Bee Group had one material franchisee that operated, both on its own and with other third parties, 15 "Kfar Hasha’ashuim" stores, three "All for a Dollar" stores, and 11 "Sheshet" stores.

The following table provides certain information regarding our non-food retail stores as of December 31, 2010:

Non-Food

Properties		Number	Square meters
Stores	Leased from BSRE	1	900
	Leased	60	10,300
	Franchise operated	27
	Franchises	193
		281	11,200
Stores In Development	Leased	1	400
Offices	Leased from BSRE	3	4,300
Warehouses	Leased from BSRE	1	23,700
	Leased	2	17,900
Total		288	57,500

Purchasing and Distribution

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

As of May 31, 2011, we completed construction of our distribution and logistics center in Beer Tuvia, which is 100% held  by BSRE, and which is used for storage and distribution of Non-Food and Near-Food products for our Non-Food chains and our supermarket stores. The distribution center is operated on an approximately 23,000 square meter site and is currently leased to Bee Group by BSRE.  Including the initial expense of NIS 19.0 million to purchase the property, BSRE invested a total of approximately NIS 112 million in building the distribution center.

Marketing

Our main marketing channels for our Non-Food products are (i) the Bee Group stores operating under Bee Group's various brand name retail chains, (ii) non-food departments in our supermarkets and (iii) direct sales to wholesalers and institutional customers.

Our Naaman chain markets its products to privately owned stores, retail chains, institutional customers, employee committees and sales promotion companies.  Our Vardinon chain markets its products through stores that are owned and operated by Vardinon that are located primarily in shopping centers, as well as to other customers, including wholesalers, retail chains, employee committees and catalogues.

As part of a pilot program, in 2010 Bee Group began establishing specialized stores for household products that sell Naaman, Sheshet and Vardinon products under one roof.

For additional information regarding our marketing strategies in the Non-Food segment, please see “Supermarkets - Marketing” above.

Government Regulation

Non-Food Retail

Our non-food retail business is subject to Israeli laws relating to imports, customs, labeling of products and consumer protection laws, as well as to labor laws and license and permit laws as they apply to the operation of our network of stores.

Our sales activities are subject to general laws such as the Liability for Defective Products Law, 1980, pursuant to which, under certain circumstances, we may be liable for personal injuries resulting from defects in products that we market.  We are also subject to the Consumer Protection Law, 1981, which is described below under " – General Government Regulation for our Supermarket and Non-Food Retail Segments". We are also subject to the Supervision of Products and Services Law, 1957, and orders promulgated pursuant to such law.

Houseware Products

We are subject to safety tests, quality control and certification by the Standards Institution of Israel. These are primarily related to the release of metals from ceramic appliances/wares, marking of wares/dishes, pressure cookers, lighters and plasticware used for food and drink.

Business Permits

Some of our Bee Group stores do not have permits according to the requirements of the Business Permits Law, 1968. A lack of such permits by any store would be considered a breach of the tenancy agreement for such store, which would allow the landlord to annul the lease agreement. As of May 31, 2011, none of the landlords has made use of this right.

For additional information regarding government regulations relating to our Non-Food Retail segment, please see “General Government Regulation for our Supermarket and Non-Food Retail Segments” below.

Seasonality

Our business is subject to fluctuations in quarterly sales and profits.  These fluctuations are primarily attributable to increased sales and higher operating income in the holiday seasons occurring in different quarters from year to year.  Thus, for example, in our "Naaman", "Vardinon" and "Sheshet" chains increased sales attributable to Passover, which occurs in either March or April, may be realized in either the first or the second quarter, and sales attributable to the Jewish New Year, which occurs in either September or October, may be realized in our financial reports in either the third or the fourth quarter.  In our "Kfar Hasha'ashuim" chain, increased sales are generally attributable to Purim, which occurs in March, and to the "Back-to-School" season in August.  Generally, purchases for a particular holiday occur during the two-week period prior to the commencement of that holiday.  However, the timing of the holidays does not affect our semiannual results.

Many of our expenses are unrelated to the level of sales, and therefore a relatively modest increase or decrease in sales, whether or not related to the timing of holidays, tends to have a disproportionately large impact on our profitability.

Our Strategies

Please see the sections entitled "Business Overview- Our Strategies" and “Supermarkets – Supermarkets Strategies” above for a description of our strategies in our Non-Food segment.

Real Estate

Most of our real estate is currently used in connection with the retail operation of our stores.

Recent Activities in Our Real Estate Sector

Agreement with the Wholesale Market Company

On June 3, 2010, BSRE, Gindi Investments 1 Ltd. and an additional entity controlled by Moshe and Yigal Gindi (together with Gindi Investments 1 Ltd., "Gindi") (through two subsidiaries owned 50% by BSRE and 50% by Gindi), signed agreements to acquire rights to a long term lease of property in the wholesale market site in Tel Aviv for the purpose of building and marketing on the property an apartment buildings complex and a shopping mall from the municipality of Tel Aviv and the Wholesale Market for Agricultural Produce in Tel Aviv Company Ltd. (the "Wholesale Market Company").  On June 2, 2010, the shareholders of BSRE approved the signing of the final agreements. The final agreements were signed on June 3, 2010 and were subject to the approval of the Minister of the Interior, which was received on July 11, 2010. For more information on the transaction with the Wholesale Market Company, see "Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions – Agreement with the Wholesale Market Company."

Purchase of Property in Point Wells, Washington

On June 1, 2010, BSRE completed the acquisition of an approximately 240-dunam parcel of property in Point Wells, near Seattle, Washington, which serves primarily as a plant for storage and distribution of fuel and oils.  BSRE purchased the property through a wholly owned special purpose entity established in the United States, BSRE Point Wells, LP, which had entered into a purchase agreement, dated May 7, 2010, with Paramount of Washington LLC (“POW”) for the property.  BSRE intends to change the zoning of the land from heavy industrial use to urban center zoning. BSRE Point Wells, LP also entered into a development agreement, dated June 1, 2010, with POW and Paramount Petroleum Corporation (“PPC”).  PPC leases the property from POW and operates and maintains it.  POW and PPC are wholly owned subsidiaries of Alon USA Energy Inc., a public company whose shares are traded on the NYSE, ("Alon USA"). Alon USA is controlled by our direct controlling shareholder, Alon Israel Oil Co. Ltd. ("Alon").

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

Upon the closing of the transaction, BSRE Point Wells, LP granted POW and PPC a right of use of the property, without consideration, for a period commencing on June 1, 2010 and terminating upon the earlier of: (1) June 1, 2020 or (2) the time of sale of the property, after the enhancement thereof, to a third party in accordance with the development agreement.  In the event BSRE were to sell the land, POW would have the right to participate in the consideration net of costs as defined in the agreement. For more information on the purchase and development agreements, see "Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions – Purchase of Property in Point Wells, Washington from Indirect Subsidiary of Alon".

Other Recent Activities in the Real Estate Sector

In July 2010, Gindi was awarded a tender to Build Operate and Transfer ("BOT") a parking lot in Tel Aviv for approximately 1,000 parking spaces for a period of 23 years. In August 2010, BSRE joined Gindi in this project as a 50% joint venture partner. The final agreement with Gindi is subject to further approvals and conditions which have not been completed as of the date of the publication of this Annual Report.

During 2010, BSRE invested a total amount of NIS 143 million, including investments in rental offices and land in areas used for commercial and industrial development. From this amount, BSRE invested approximately NIS 21 million in properties leased to third parties.

As of May 31, 2011, we had completed construction of our second distribution and logistics center, which, as of May 31, 2011, was held by a subsidiary wholly-owned by BSRE, and which is used for storage and distribution of Non-Food and Near-Food products for our Non Food chains and our supermarket stores. The distribution center is operated on an approximately 23,000 square meter site and is currently leased to Bee Group.  Including the initial expense of NIS 19.0 million to purchase the property, BSRE invested a total of approximately NIS 112 million in building the distribution center. In addition, the Company intends to build a third logistics and distribution center within 24 months of receiving its building permit, which will be operated on an approximately 25,000 square meter site. Once the third distribution center is completed, our distribution centers will be operated on approximately 75,000 square meters.  A request for a building permit for this third logistics and distribution center has been filed.

Tax Authority Approval of Transfer by Alon Holdings to BSRE

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

In addition, in accordance with the Israeli Tax Ordinance, the construction of buildings on unimproved land transferred to BSRE must be completed within four years of transfer. To the extent this construction is not completed within this four year period, which ended on December 31, 2009, the Company and BSRE may approach the Tax Authority for its determination as to whether such delay constitutes a default for purposes of the tax benefits. The Company and BSRE may be considered to be in breach of the conditions set forth in the Israeli Tax Authority's approval and the related provisions of the Israeli Income Tax Ordinance with respect to eleven properties on unimproved land transferred by the Company on which BSRE has not yet commenced or completed construction of buildings. BSRE submitted a request to the Israeli Tax Authority to change the basis for the tax exemption under the Income Tax Ordinance for the transfer of eight of the eleven properties, and during 2009 the Israeli Tax Authority granted the exemption.  In connection with the exemption, BSRE paid additional purchase tax in the amount of NIS 1.4 million and received the tax permits for the transfer of the eight properties. BSRE believes that it complies with the conditions set forth in the Israeli Tax Authority's approval with respect to the remaining three properties. As of May 31, 2011, BSRE had received all necessary approvals from the Israeli Tax Authority in connection with the Split Agreement. For additional information about our real estate, please see “- D.  Property, Plant and Equipment” below.

Transfer of Real Estate Assets from Mega Retail to BSRE

In September 2009, Alon Holdings reorganized its real estate activities pursuant to which Mega Retail transferred all of the real estate held by it to BSRE.  The transfer was completed on September 13, 2009, and, pursuant to the approval of the Israeli Tax Authority, the transfer was effective as of March 31, 2009.

As part of the transaction, all real estate property (and related leases) held by Mega Retail and Mega Retail's subsidiaries were transferred to BSRE.  All real estate property owned by Mega Retail prior to the transfer was leased back by BSRE to Mega Retail for its retail activities under terms similar to existing lease agreements between BSRE and Mega Retail and existing lease agreements between BSRE and Alon Holdings for properties that were previously transferred to Mega Retail, as described below. The periods of the existing lease agreements were extended to match the period of the new lease agreement, i.e., 10 years from the effective date of the transfer of the Mega Retail real estate assets to BSRE, with an additional option period of five years exercisable by Mega Retail.

The lease agreements between BSRE and Mega Retail after the September 2009 transfer contain terms similar to the other lease agreements between BSRE and Mega Retail, which provide for annual rent for property used for supermarkets to be the higher of 2% of the annual turnover of that store or 9% of the amount paid by BSRE to purchase the underlying real estate of that store (excluding consideration paid for certain unused building rights), plus amounts invested by BSRE in the asset, reduced by certain costs and payments and increased according  to Israel’s CPI. The annual rent for property not used for stores is equal to 9% of the amount paid by BSRE, linked to increases in Israel’s CPI.

The sale of Mega Retail's real estate property (and related leases) to BSRE was for an aggregate consideration of approximately NIS 463 million. As part of the consideration for the transaction, BSRE assumed Mega Retail's financial liabilities to a bank in an amount of approximately NIS 390 million that were attributed to the transferred properties and paid the Company the balance of NIS 68 million, representing the difference between the value of the transferred properties (less certain expenses associated with the transfer) and the assumed liabilities.  BSRE financed the assumption of the liabilities by paying a bank NIS 140 million and entering into a loan agreement with the bank for a 15-year loan for the remaining amount of NIS 250 million. Pursuant to the loan agreement, BSRE must comply with certain financial terms and covenants.  As of May 31, 2011, BSRE met these covenants. In addition, BSRE has pledged 15 of the transferred properties (including income from the lease agreements with Mega Retail) as collateral for the loan, and agreed that it will not grant any floating charge on its assets without prior consent from the bank.

Tax Authority Approval of Transfer by Mega Retail to BSRE

During 2009, the Israeli Tax Authority approved Mega Retail and BSRE's application for a ruling stating that the transfer of properties from Mega Retail to BSRE would receive favorable tax treatment under the provisions of Section 105 to the Income Tax Ordinance, subject to certain conditions.  In particular, the Israeli Tax Authority ruled that, assuming compliance with all conditions in the approval and the related provisions of the Israeli Income Tax Ordinance, Mega Retail will be able to defer its payment of betterment tax by the depreciation rate of the depreciable properties, or, if earlier, upon the realization of the properties (if realized) by BSRE, and BSRE would be charged a reduced 0.5% of the asset value for purchase tax, or NIS 2.5 million.

The tax approval did not constitute an acceptance of the principles of allocation of obligations with respect to the transfer of properties to BSRE between the Company and BSRE prior to December 31, 2005.  This allocation may be subject to review by the Israeli Tax Authorities and result in an adjustment.  In addition, the tax approval did not constitute an acceptance of the valuation of the transferred properties, and such valuation may be subject to review by the Israeli Tax Authority.

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

•
Until March 31, 2011, Mega Retail and BSRE shall each conduct its economic activity independently from the other, and the income deriving from such economic activity shall be subject to taxation according to Section 2(1) of the Israeli Tax Ordinance, and shall originate in the activities of each of Mega Retail and BSRE prior to the split.

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

Description of Real Estate Properties

Following the reorganization of our real estate activities, most of our real estate is owned by our 78.26% subsidiary, BSRE, and includes commercial areas which are mainly designated for the use of our supermarket branches and for the operation of our non-food retail chain, a 50% holding in Hadar Mall, small commercial sites, office buildings, logistics sites, our holdings in the Wholesale Market Company and additional undeveloped properties for use as commercial areas, office buildings, and logistics centers.

As of December 31, 2010, the total square meters of developed property that we owned was approximately 264,000 square meters, the total square meters of property in development that we owned was approximately 25,600 and the total square meters of unutilized building rights that we owned was approximately 216,000 square meters.

The following table provides certain details regarding our real estate properties of which we are the legal owner (including through long-term leases from the Israel Land Administration), as of December 31, 2010:

	Number of properties for use or rent	Area in square meter for leasing (property space)	Occupancy rate
Commercial areas, including supermarket branches	111	180,300*	99.2%

Warehouses and Logistics Centers	6	67,500	100%

Offices	4	16,200	84.2%

Total Developed property	121	264,000	N/A

Total property in development-commercial areas	1	25,600

Total unutilized building rights		216,000

Wholesale market project		97,460**

* Not including an area of 14,000 square meters which has been evacuated by its tenants for the purpose of renovation and the addition of two floors.
** BSRE’s share is 50%.

Below is a short description of a number of these properties:

Commercial areas, including supermarket branches

The properties designated for supermarkets are individual units or integrated units in buildings in industrial, residential or commercial areas.  Some of the properties have parking lots and operational areas that are not included in the square meters calculated for lease.   The majority of the supermarkets properties are leased to Mega Retail.  Below are two additional commercial areas not designated for supermarkets that BSRE owns:

•
Hadar Shopping Mall - BSRE owns 50% of the property, which is located in the Talpiot industrial area in Jerusalem. The other 50% is held by a third party. The lease from the Israel Land Administration ends in 2021 with an option to extend the lease for an additional 49 years, subject to a fee. The two-floor mall includes 18,000 square meters of commercial space, including 780 parking places.  The space is leased to third parties, including 4,700 square meters to Mega. As of May 31, 2011, the occupancy rate of the mall is 100%.  The property is managed by a joint management company.  BSRE and the third party have applied to the zoning committee for a permit for an additional commercial floor above the existing floors of 9,000 square meters, additional upper level parking and  6% additional building rights for commercial purposes and additional floors (the "Expansion Project"). On January 13, 2011, BSRE and the third party received a permit to build above the existing floors an additional commercial floor of approximately 7,300 square meters, additional service areas, and three upper level parking areas.

•
Property designated for a shopping center in Netanya-a 19 dunam property with rights for 42,000 square meters of commercial spaces and offices.  The cost of this property was approximately NIS 30 million.  In the third quarter of 2010, BSRE began to construct a shopping mall of approximately 14,500 square meters on the first and second floors with an underground parking garage of approximately 12,000 square meters, as a first stage of development of the property. BSRE estimates that the cost of this first stage of development will be approximately NIS 100 million and estimates that the completion of the construction will be 24 months from the beginning of construction.  BSRE has begun marketing the areas of the project for lease.  The property is registered under BSRE's name.

In addition, BSRE holds 50% of the share capital of 1108 Center Investments Ltd., an investment company that holds the rights in a commercial property of 14,130 square meters in Beer Sheva on which a commercial center is built.

Offices

BSRE is the owner of the following major office building and properties designated for office building construction:

•
Afek Industrial Park, Rosh Ha'ayin- BSRE owns an office building in Afek Industrial Park which is built on a 13,770 square meter plot and includes two floors of offices with a total area of 12,700 square meters, which are leased to the Company and serve as the Company's executive offices.  The ground floor of the buildings also includes a supermarket, a taxi cab station and a small gas station operated by Mega Retail.  The property also includes parking areas for the offices and the supermarket. There are approximately 7,900 square meters of unutilized building rights, which are designated for light industrial and commercial use, as well as service areas which BSRE intends to develop throughout 2011 subject to the receipt of building permits.

Logistics Areas

Below is a short description of the logistics areas owned by BSRE or for which BSRE has agreements to purchase:

•
Kibbutz Einat – BSRE holds 50% of Einat Yield Generating Real Estate Cooperative Ltd. ("Einat Ltd."), which has received from Kibbutz Einat its rights to lease a property of 26 dunam of industrial use (all of which is leased to different lessees). The cost of BSRE's share of the rights in this property was approximately NIS 24.4 million. The property includes four warehouses containing a total of 14,000 square meters which are leased to different lessees with options to renew. On August 23, 2009, Kibbutz Einat signed a long term lease with the Israel Land Administration, and shortly thereafter submitted a request to the Israel Land Administration to allow Kibbutz Einat to transfer the lease to Einat Ltd.  As of December 31, 2010, the Israel Land Administration had not yet responded to this request. According to the assessment of BSRE's legal counsel, it is likely that the lease will be transferred to Einat Ltd.

•
Be'er Tuvia - BSRE owns, through its wholly owned subsidiary Logistic Center Bee Real Estate Ltd. ("Logistic Center"), a 74 dunam property of which 63 dunam are designated for industrial (and storage) areas. BSRE estimates that it has rights to build 72,000 square meters of commercial areas and office buildings. Logistic Center entered into an agreement with the Bee Group pursuant to which the parties completed building a distribution center used for storage and distribution of Non-Food and Near-Food products for our Non Food chains and our supermarket stores. The lease is for a period of 12 years from the beginning of use of the property with an option to renew for additional three year periods (but not to exceed a total renewal period of 24 years) for an annual payment equal to 9% of the total investment made by Logistic Center in acquiring and building this distribution center, linked to the CPI. The distribution center is operated on a 23,000 square meter site and is currently leased to Bee Group.  Including the initial expense of NIS 19.0 million to acquire the property, BSRE invested a total of approximately NIS 112 million in building the distribution center.  This entire logistics and distribution center is currently being occupied by the Bee Group.

•
Kibbutz Eyal - BSRE and Eyal Hasharon, an agriculture cooperative society Ltd. ("Eyal Hasharon"), signed an agreement for the development of a 57 dunam property for storage and logistics usage. Under the agreement, BSRE and Eyal Hasharon are to jointly hold in equal parts a new company to which Kibbutz Eyal will transfer the property. In addition, pursuant to this agreement BSRE is to transfer to the new company an amount based on the purchasing costs, development costs and an additional cost, but not less than $70,000 per dunam. In the event that the costs exceed $100,000 per dunam, BSRE will have the right to terminate the Agreement. In February 2011, following the fulfillment of various closing conditions, including the approval of the Israel Land Administration, the transaction was completed. Upon closing, the parties entered into a statement of work for the development project, pursuant to which, among other things, BSRE was issued 200 shares in the new company, which, as of May 31, 2011, represented 50% of the issued and outstanding shares of the new company. As of May 31, 2011, the joint new company has begun to prepare a request for building rights. The Israel Land Administration has approved the allocation of only 41.5 dunam for the new company.

On May 19, 2011, BSRE’s board of directors approved entering into a lease agreement with Mega Retail, pursuant to which BSRE will construct the logistics center in Kibbutz Eyal to be leased by Mega Retail. The lease agreement is subject to necessary corporate approvals of each party, including its respective shareholders.

•
Rishon Letzion- Mega Retail's logistics center is located in the western industrial area of Rishon Letzion.  Part of the property is an open area used by Alon Holdings for container storage and as a loading area and includes unutilized building rights of approximately 15,000 square meters that may be used for industrial, commercial and storage purposes.

Properties with development potential

As of December 31, 2010, BSRE had rights to build a total of 215,000 square meters (204,000 square meters mainly for commercial purposes and 12,000 square meters for residential purposes).  Because the utilization of building rights is dependent on economic feasibility, satisfaction of various conditions, payment of costs and other factors, it is not clear if and when BSRE will utilize these building rights.

Wholesale Market Company

As of June 3, 2010, BSRE, Gindi Investments 1 Ltd. and an additional entity controlled by Moshe and Yigal Gindi (through two subsidiaries owned 50% by BSRE and 50% by Gindi), signed agreements to acquire rights to a long term lease of property in the wholesale market site in Tel Aviv for the purpose of building and marketing on the property an apartment building complex and a shopping mall from the municipality of Tel Aviv and the Wholesale Market Company Ltd.  The final agreements, which were signed on June 3, 2010, were subject to the approval of the Minister of the Interior, which was received on July 11, 2010.  For more information, see "Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions – Agreement with Wholesale Market Company."

Point Wells, Washington

On June 1, 2010, BSRE completed the acquisition of an approximately 240-dunam parcel of property in Point Wells, near Seattle, Washington, which serves primarily as a plant for storage and distribution of fuel and oils.  BSRE purchased the property through a wholly owned special purpose entity, BSRE Point Wells, LP, which had entered into a purchase agreement with Paramount of Washington LLC ("POW") for the property and also entered into a development agreement with POW and Paramount Petroleum Corporation ("PPC").  PPC leases the property from POW and operates and maintains it. POW and PPC are wholly owned subsidiaries of Alon USA Energy Inc., which is controlled by our controlling shareholder, Alon Israel Oil Co. Ltd. ("Alon").

The present zoning of the property is for heavy industrial use, and BSRE, through BSRE Point Wells, LP, is furthering a plan for a change of zoning of the property from heavy industrial zoning to an urban center zoning.  To the best of BSRE’s knowledge, as of May 31, 2011, such change in the zoning of the property has been approved in principle, subject to completion of local statutory proceedings, the hearing of objections and additional approval proceedings, including the preparation and approval of a detailed plan which will, inter alia, make it possible to erect residential buildings and commercial space on the property.

Upon the closing of the transaction, BSRE Point Wells, LP granted POW and PPC a right of use of the property, without consideration, for a period commencing on June 2, 2010 and terminating upon the earlier of: (1) June 2, 2020 or (2) the time of sale of the property, after the enhancement thereof, to a third party in accordance with the development agreement.  In the event BSRE were to sell the land, POW would have the right to participate in the consideration net of costs as defined in the agreement. For more information on the purchase and development agreements, see "Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions – Purchase of Property in Point Wells, Washington from Indirect Subsidiary of Alon ".

Industry Overview

The yield-generating real estate market in Israel includes the development, promotion, planning, construction, marketing and operating of real estate properties intended for leasing primarily for the purpose of commercial, industrial, office space, parking and warehouse use. The yield-generating real estate market is affected by the growth or slowdown in the Israeli economy, and by changes in the demand and the available supply of commercial areas, as well as the construction of additional commercial areas.  The real estate market is also affected by governmental, municipal and tax authority policies regarding planning, building, marketing and taxation of land.

In recent years and as a result of the global economic and financial market conditions, there has been a slowdown in the Israeli yield-generating real estate market which is evidenced by a decline in the number of real estate transactions, a reduction in the availability of credit sources, an increase in financing costs and stricter requirements by banks for providing such financing.  During  2009 and 2010, the Israeli market was also affected by the volatility in exchange rates of principal currencies versus the NIS and the volatility of inflation rates within the local market. The year 2010 was also marked by a shift from an economic slowdown in Israel in the first half of the year to the beginning of a recovery of the Israeli economy toward the end of the year. However, signs of an economic slowdown and the resulting consequences have not yet completely subsided. If the economic conditions in Israel continue, there may be a continued decline in demand for commercial real estate, a reduction in rental fees, a decline in the fair value of our real estate assets and an increase in the cost and availability of financing from Israeli banks, which could adversely affect our real estate business. Although in 2010 the availability of credit sources has improved somewhat we cannot assure that this trend will continue.  As a result of the recent economic conditions in Israel, BSRE estimates that there is some increase in the demand for yield-generating properties.  While demand for office space and industrial properties is still relatively low due to the effects of the slowdown in the economic activity, demand for industrial properties is stable, specifically, when the properties in are located in good locations.

With respect to the residential building sector in Israel, a recession may cause a decrease in the scope of marketing and sales and a decrease in the prices of apartments. In addition, government policies may affect the availability and value of real estate designated for building and may also affect the prices of apartments. Moreover, during 2010, we entered the field of promotion and planning of residential real estate. There are different risks in this sector including: exposure to changes in the demand for residential properties as a result of changes in the economy, especially as a result of a recession or a significant deterioration in the economy; the speed at which local planning authorities and cities approve the building projects; changes in and increases to the stringency of building and planning laws and regulations, which may require the Company to incur additional expenses; lack of human resources in the building sector, as a result of the government's policy for employing foreign workers, or 'closures' for security reasons as well as delays or continuing lack of raw materials, for example as a result of the closure of Israel's ports, that may affect the Company's ability to meet the original timetables as well as its originally contemplated costs; and changes in the government's policies for the granting of mortgages, which affect the level of demand for residential properties.

Competition

The yield-generating real estate market in Israel is highly competitive and is characterized by a large number of competitors.  The main factor affecting competition in this market is geographic location of property.  There are properties in close proximity to some of our properties that are similar in purpose and use, which has the effect of increasing competition for the leasing of those properties as well as reducing the rental rates for those properties.  Other factors affecting competition are the leasing price, the physical condition of the properties, the finishing of the properties and the level of the management services provided to tenants.  Furthermore, the economic and financial market crisis may further increase competition, leading to a reduction of rental fees and a decline in demand for properties. In the second half of 2010 in particular, there was a moderate rise in the rental fees for finished office space. BSRE's portion in the office space rental market is small and we are therefore only slightly affected by the trends and changes in the competition of this specific field.

Government Regulation

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

In addition, the field of residential construction and selling of residential units is subject to the Sale (Apartments) Law, 5733-1973 and to the Sale (Apartments) (Assurance of Investments of Persons Acquiring Apartments) Law, 5735-1974, and the regulations promulgated thereunder.  In June 2008, these laws were respectively amended to obligate a seller, among other things, to keep a dedicated project bank account for each project, as well as providing a guarantee to the buyer for payments already received by the seller for the residential unit (without which a buyer will not be obligated to pay any amount above 7% of the price for the unit).

BSRE's Strategies

Our strategy in our real estate activities is to become a substantial owner of yield-generating properties and developer of commercial real estate through our subsidiary, BSRE.  To achieve this goal, we intend to pursue a number of operating and growth strategies, which include:

•	developing and improving existing real estate;

•	maximizing the leasing of existing properties to commercial users;

•	increasing and developing unused building rights in our existing properties; and

•
acquiring additional commercial real estate and yield-generating assets in Israel and continuing to examine acquisitions abroad in light of market conditions, while diversifying our real estate property base.

Additional Business Information Relating to Alon Holdings

Related Businesses

Diners Israel

In connection with our joint Loyalty Plan with Dor Alon, on November 29, 2005, we and Dor Alon purchased 49% (36.75% Alon Holdings and 12.25% Dor Alon) of the shares of capital stock of Diners Club Israel Ltd. (“Diners Israel”) from Credit Cards for Israel Ltd. (“CAL”) for a total consideration of NIS 21.3 million (of which NIS 15.6 million was paid by  Alon Holdings).  The remaining 51% is owned by CAL, a credit card company in Israel  which itself is a subsidiary of Israel Discount Bank Ltd. On May 25, 2011, the agreement was amended.

Under the original agreement with CAL, Alon Holdings and Dor Alon were entitled to share with CAL the net income of Diners Israel in connection with the activities of the credit cards bearing the "You" name based on our respective ownership interests in Diners Israel, and a share of the net income of Diners Israel in connection with the activities of the credit cards not bearing the "You" name based on certain thresholds set in the original agreement.  In addition, we signed an agreement with CAL pursuant to which Loyalty Plan members are to be issued Mastercard "You" credit cards that will be treated the same as the Diners "You" credit cards for the purpose of our agreement with Dor Alon.  On May 25, 2011, our management agreed to an amendment to the agreement of principles between CAL, Diners Israel, Alon Holdings, Dor Alon, and the Alon Holdings-Dor Alon Joint Loyalty Plan Partnership, pursuant to which Alon Holdings and Dor Alon would have the right to 49% of the profits of Diners Israel Ltd., both related to the "You" bearing credit cards, and to all other credit cards issued by Diners, effective as of January 1st, 2011 (with the exception of certain activities the profits of which will be allocated to the parties per their respective holdings from July 1st, 2011). Alon Holdings and Dor Alon will repay the non-recourse loan granted to them by CAL for the purchase of the shares, which as of the date of this Annual Report, was in the amount of NIS 34.3 million. Additionally, the amendment sets the terms as to the business relationship between the parties and extends the agreement until December 31, 2015, following which the agreement will be extended for additional three-year terms based on the terms and conditions set forth in the amendment to the agreement. The amendment also includes a calculation method for the purchase of the 49% of Diners owned by us and by Dor Alon in the event the agreement between Diners and the Loyalty club not be extended. As of the date of this Annual Report, the amendment has been approved by the parties' respective boards of directors. See “Item 7.  Major Shareholders and Related Party Transactions - B. Related Party Transactions” for more information on the agreement with CAL and Diners Israel.

Mega Nofesh Yashir (Mega Direct Vacation) In January, 2008, Alon Holdings entered into an agreement with Issta Israel Ltd, ("Issta") a subsidiary of Issta Lines Ltd., Israel’s largest travel agency, to acquire 50% of Issta’s operated "Nofesh Yashir" (direct vacation) enterprise, operating travel services through an internet portal and a travel services call center, for the consideration of US $250,000.  Pursuant to the agreement, the parties established a jointly owned (50% each) company that operates the travel and tourism joint enterprise and develop it within Alon Holdings supermarkets, through its marketing and through the Nofesh Yashir Internet travel services portal and call center.

General Government Regulation for our Supermarket and Non-Food Retail Segments

Consumer Protection Laws

We are obligated to label prices on our products on the basis of two main laws: The Consumer Protection Law, 1981, and the Commodities and Services (Control) Law, 1957.  Contravention of these laws constitutes a criminal offense.  In 2009, new regulations under the Consumer Protection Law became effective under which we are obligated to indicate on the shelf the price per measurement unit with respect to most of our products. Said regulations impose on us additional costs and could increase the risk for discrepancies between the prices that appear on the products, the prices that appear on the shelf and the prices charged by the cash register.  Between 2006 and 2008, four claims were filed against the Company regarding violation of the Consumer Protection Law. All four of these claims were settled in plea bargain proceedings. In addition, the Company may be subject to criminal liability in connection with future claims under the Consumer Protection Law.  These discrepancies are the result of human error by personnel responsible for labeling our products and circumstances beyond the Company's control. We are making efforts to minimize these errors, including directing store management to charge the lower price in situations where a discrepancy is found between the price on a product and the price appearing at the cash register.

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

On December 14, 2010, the Regulations of Consumer Protection (Abolition of Transaction), came into effect pursuant to which a consumer is allowed to cancel purchase agreements of certain goods and receive a full refund on condition that the consumer returns the goods unused and undamaged. These regulations apply to certain goods over the price of NIS 50.

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

Product Liability

We market various products, including foods and cleaning and hygiene products, which may affect consumer health, and, as such, we are subject to legislation and supervision (for example, Liability for Defective Products Law, 1980) relating to these areas, including orders of the Ministry of Health relating to the import and sale of food and cleaning and hygiene products, as well as veterinary supervision of the marketing of meats.  In addition, many laws and regulations govern the rights of persons that may have been injured by products that we manufacture, assemble, store, market or sell. Under certain circumstances, the Company may be responsible for damages as a result of defects in the products marketed and sold by the Company.

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

Reducing the Use of Plastic Bags

To the best of the Company's knowledge, on July 28, 2008, the Reducing the Use of Plastic Bags - 2008 bill proposal was published. The purpose of the proposed law is to significantly reduce the use of plastic bags and to increase the use of biodegradable bags or multi-use bags among the general public, for the purpose of preventing environmental hazards caused by the use of plastic bags.

As a part of the general effort to reduce the use of plastic bags and the initiative of the Ministry of the Environment, a standard was approved pursuant to which certain guidelines and specifications will be set for multi-use bags. To the best of Company's knowledge, an application was submitted by the Minister of the Environment to the Minister of Industry, Trade and Labor to recognize this standard as an official standard.

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

Regulations for Equal Rights for Persons with Disabilities (accommodation for accessibility of service)

To the best of the Company's knowledge, in May 2008, a draft of the Regulations for Equal Rights for Persons with Disabilities (accommodation for accessibility of service), 2008 was published and as of May 31, 2011, had not yet been approved.  The proposed regulations would require public service providers to make necessary modifications at their own expense to ensure that their services are accessible to people with disabilities.  The provision of public services is defined, among other things, as services provided in a public place. According to the Equal Rights for Persons with Disabilities Law, 1998, supermarkets are considered public places. The proposed regulations include various requirements to increase accessibility for people with disabilities in public places to be implemented within the timeframe provided in the proposed regulations, such as modifying passages between fixtures in public places, modifying procedures, proceedings and customs, modifying signposts and public address and loudspeaker systems, installing aids and accessories to ensure accessibility and to provide services to aid in ensuring the accessibility of services for people with disabilities, publicizing the accommodations made to ensure accessibility of, appointment of a coordinator to ensure accessibility, among others.

Reduction and Recycling of Packaging Waste

On January 18, 2011, the Knesset passed the Law for Regulation of Packaging Treatment in connection with the manufacturing process and treatment of waste resulting from packaging.  The purpose of the law is to encourage the decrease in the amount of waste resulting from the packaging process and the encouragement of reusing packaging.  In addition, the new law imposes additional obligations on manufacturers (including sellers of private label products) or importers (as defined in the bill), including in connection with the collection of the packaging waste of their products and in connection with the recycling of a relative portion of packaging waste based on the market share of such packaging waste.  At this stage, the Company is preparing itself for the new law, which is due to come into effect on July, 1, 2011, and is currently assessing the costs involved in implementing the new law.

C.           Organizational Structure

Our wholly-owned subsidiary, Mega Retail, operates all of our supermarkets and eleven supermarkets which are owned and operated by Eden Teva (our 51% subsidiary). Mega Retail leases from BSRE and third parties the real estate underlying the stores that it operates.

We operate all of our "Non-Food" outlets through our wholly owned subsidiary Bee Group, which in turn held, as of May 31, 2011, approximately 66.85% of the outstanding shares of Naaman Porcelain Ltd., which held, as of May 31, 2011, all of  the share capital in Vardinon Textile Ltd. The shares of Naaman are traded on the Tel Aviv Stock Exchange.

Below is a chart indicating our holdings in our material subsidiaries as of May 31, 2011:

Mega Retail, Dor Alon, BSRE, Bee Group and each of Bee Group's subsidiaries has its own board of directors.  We appoint all or a majority of the board of directors of each of these companies and typically our appointee serves as the chairman of the board of directors of each of these companies.  Although we appoint all or most of the board of directors of each of Mega Retail, Dor Alon, BSRE, Bee Group and Bee Group's subsidiaries, each company’s board of directors has independent fiduciary obligations to all of its shareholders and to the company itself.  Alon Holdings is obligated to deal with its partially owned subsidiaries at “arm’s-length.”  Moreover, in the case of BSRE, Dor Alon, and Naaman which are publicly traded on the Tel Aviv Stock Exchange, the board of directors must include at least two external directors appointed under Israeli law.  These external directors must satisfy all the requirements of external directors under the Israeli Companies Law, 1999, referred to as the Israeli Companies Law.

Alon Holdings owned all of the outstanding shares of Mega Retail as of May 31, 2011. Mega Retail, in turn, through a wholly owned subsidiary, is the owner of our interests in a number of its other subsidiaries and affiliates.

Alon Holdings owned 78.26% of the outstanding shares of BSRE as of May 31, 2011.  The balance of BSRE’s outstanding shares are publicly held and traded on the Tel Aviv Stock Exchange.  Alon Holdings receives fees from BSRE as payment for the management services it provides to BSRE for the Chairman of the board of directors services, financial and accounting management services (including bookkeeping), computer management and maintenance service, legal consulting and corporate secretary services, office space and related office services, and internal audit services.

Alon Holdings owned  78.38% of the outstanding shares of Dor Alon as of May 31, 2011.

See “Item 7.  Major Shareholders and Related Party Transactions - B. Related Party Transactions” for a description of the agreements relating to the fees Alon Holdings receives from its subsidiaries.  For information concerning the flow of funds between Alon Holdings and its direct and indirect subsidiaries, see also “Item 5.  Operating and Financial Review and Prospects - Liquidity and Capital Resources.”

Set forth below is a list of our significant holdings as of May 31, 2011.  The companies marked with an asterisk (*) are not consolidated in our financial statements.

Company (1)	Operations	% Ownership Held by Alon Holdings

Mega Retail Ltd.	Supermarkets	100	%(2)

Bee Group Retail Ltd.	Retail and wholesale of houseware and home textile, toys, leisure and baby and young children products	100	%(3)
Dor Alon Energy in Israel (1988) Ltd.	Gas stations and convenience stores	78.38%
Blue Square Real Estate Ltd. *	Real estate	78.26	%(4)

Diners Club Israel Ltd.	Credit cards	49	%(5)

(1)	All companies are incorporated under Israeli law.

(2)
As of May 31, 2011, Mega Retail Ltd., held approximately 51% of the outstanding shares of Eden Briut Teva Market Ltd., and holds a 33% equity interest in Radio Non-Stop Ltd.and the remaining interests were held by unaffiliated entities. In 2007, Radio Non-Stop Ltd. won the tender for a renewal of the franchise for regional radio broadcasting for four years (which may be extended without a tender for additional three four-year periods).

(3)
In October 2010, we increased our holding in Bee Group Retail Ltd. to 100%.  As of May 31, 2011, Bee Group Retail Ltd., held approximately 66.85% of the outstanding shares of Naaman Porcelain Ltd., which is traded on the Tel Aviv Stock Exchange.

(4)	The remaining shares of BSRE are held by the public and institutional investors and traded on the Tel Aviv Stock Exchange.

(5)
The remaining shares of Diners Club Israel Ltd are held by Credit Cards for Israel Ltd. (51%), a subsidiary of Israel Discount Bank Ltd., and by Dor-Alon (12.25%). . See “Item 7.  Major Shareholders and Related Party Transactions - B. Related Party Transactions” for information with respect to our rights as a shareholder of Diners Israel.

*	Including also a 50% interest in a 18,000 square meter shopping mall in Jerusalem owned by BSRE and a 100% interest in warehouses owned by BSRE covering approximately 22,000 square meters.

D.	Property, Plants and Equipment.

For details regarding the properties that we and our subsidiaries own and/or lease, see “Item 4. Information of the Company – B. Business Overview – Supermarkets – Our Operations,”  “Item 4. Information of the Company – B. Business Overview – Commercial Sites and Fueling Stations – Our Strategies,” “Item 4. Information of the Company – B. Business Overview – Non-Food Retail – Non-Food Operations,” and “Item 4. Information of the Company – B. Business Overview – Real Estate.”

In 2011, Mega Retail opened and plans to open approximately 11 additional supermarkets, totaling approximately 11,100 square meters of store space, in localities whose populations are currently under-served by supermarkets or in localities in which we do not have sufficient market presence. Through May 2011, we opened four supermarket stores.

During 2011, we have spent and currently plan to spend more than NIS 77 million (or $22.4 million at the exchange rate as of March 31, 2011) on the acquisition and development of new supermarkets and the remodeling of our existing supermarkets.

Generally, franchisees of our Bee Group chains lease their own store space directly. However, there are a few franchisees that either sublease their stores from the relevant Bee Group subsidiary, or lease their stores jointly with such subsidiary.  All Bee Group stores that are operated directly by Bee Group's subsidiaries and not by franchisees, lease their own store space.

In 2011 and 2012, we plan to open 12-16 additional gas stations.

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

General

In 2010, we continued our long term goal of making the Company the leading retail company in Israel. To achieve this goal, we entered into a new business segment, the Commercial and Fueling Sites segment, with our acquisition of the controlling interest in Dor Alon, and we commenced a reorganization of our Non-Food segment.

The year 2010 was characterized by the increase of the competition in the market. Despite this, we increased our annual operating profit margin and our annual operating profit as a percentage of sales in the Supermarkets segment. These figures reflect the results of a number of strategic steps that were taken in the last three years:

-	Adjustment of our retail chain formats to the changing market conditions, including the launching of the Mega Bool chain and the expansion of Eden;

-	Establishment of a new customer loyalty program; and

-	Launch of the "Mega" private label.

Supermarket Segment

The year 2010 was marked by a recovery of the Israeli economy from the global financial crisis of 2008. The recovery was expressed by a 4.5% increase in the GNP (gross national product) and an increase in private consumption. However, competition in the food market was intensified with the rapid opening of new stores, primarily by smaller chains.

As part of our strategy to improve our competitive position, during 2010, we continued working to increase our sales of our "Mega" line of private label goods that are sold in our Mega chains. Private label products provide customers with an attractive alternative selection of products that are comparable in quality to name brand products.  We believe that our private label products enhance customer loyalty, differentiate our stores from those of our competitors and provide a competitive product to those offered by our suppliers.  In addition, usually average gross profit from private label products is higher than the average gross profit from other products.

We believe that the volume of annual sales in the organic food market in Israel has been growing consistently and will continue to increase during the next few years.  In order to benefit from this growth, in October 2007, we acquired approximately 51% of the holdings of Eden Teva, which operates organic/health food supermarkets, to take advantage of the growing local demand for organic, natural and health food.  By the end of 2010, we operated 11 Eden Teva stores and we plan to open five Eden in Mega stores, with Alon Holdings the clear leader of Israel's emerging organic/health food sector.

We currently operate our supermarket stores under five brands: Mega Bool, Mega In Town, Mega, Shefa Shuk and Eden Teva. In planning the mix of our stores, we have taken a regional view, with the goal of bringing our store brands within the shopping range of every Israeli consumer.

In 2010, smaller supermarket chains continued to aggressively increase their market share and expanded their presence in selected areas in Israel, often geographically beyond their original locations, increasing competition in an already difficult market.  The low barriers of entry, including the relatively low cost of establishing a new smaller supermarket, has contributed to the increase in number and expansion of smaller supermarket chains in recent years. In addition, in recent years smaller supermarket chains have transitioned from competing only in the local neighborhood markets to joining with other smaller supermarket chains and competing on a national scale with a joint private label which competes with the private labels of the large supermarket chains.  We and other major chains have also responded to consumers’ focus on the price of products by establishing or expanding low-price and hard discount store formats.

We are operating in a number of additional areas of focus, most notably the strengthening of on-line sales (Mega by Internet), development of the personal care products area in approximately 50 stores, and expansion of the sales of ready-made foods in approximately 25 stores.

Commercial and Fueling Sites Segment

In October 2010, we completed the acquisition from Alon of all of Alon's approximately 80% holding in Dor Alon.  Dor Alon is one of the four largest fuel retail companies in Israel based on the number of gas stations and is a leader in the convenience stores sector. Following the acquisition of Dor Alon, we combined our and Dor Alon's retail operations into one group, creating the largest retail group in Israel.   In recent years, the Commercial and Fueling Sites segment has been characterized by fierce competition in direct marketing towards end consumers.  This competition is reflected in price wars, improvement in credit terms, and improvement in the quality of services offered at fueling sites.  In an effort to improve our competitive position in this segment, we anticipate opening and operating approximately 12-16 additional fueling stations during 2011 and 2012 as well as investing additional capital to renovate our existing fueling stations and convenience stores. In addition, we intend to expand the chain of convenience stores outside of our fueling sites, as well as the activities of our countryside stores. We also intend to strengthen our presence in city centers with the goal of closing the gap with our competitors in the same geographic location.

Non-Food Segment

We have also expanded our presence in “Non-Food” stand alone retail outlets in an effort to establish Alon Holdings as a major player in the non-food retail market.  In October 2010, we increased our holdings in Bee Group Retail Ltd. ("Bee Group") , a company that is a wholesaler and that operates (mostly through franchisees) retail outlets with activities in the houseware and home textile, toys, leisure and baby and young children sectors, to 100%.  In 2007 we acquired, through Bee Group approximately 85.79% of the holdings of Vardinon Textile Ltd. ("Vardinon"), a company which imports, designs and distributes home textile products and accompanying accessories. In 2007 we acquired, and in 2009 we increased our holdings in Naaman Porcelain Ltd. ("Naaman"), one of Israel’s major branded houseware retailers and wholesalers, which imports and markets various houseware products, such as kitchen utensils, cutlery and dinner sets.  As of May 31, 2011, through Bee Group, we held approximately 66.85% of the outstanding shares of Naaman, which as of such date held 100% of the share capital of Vardinon. We are working to capitalize on potential operating synergies between Bee Group and our other segments.

Internal Reorganization

In order to increase the efficiency of our activities and compete more effectively in the markets in which we operate, during the years 2008 to 2010 we implemented a comprehensive internal reorganization, by concentrating all of our food retail activities under Mega Retail, our wholly owned subsidiary from November 2008, concentrating our non-food activities under the Bee Group, and concentrating all our real estate activities under our subsidiary, BSRE (78.26% owned by us as of May 31, 2011), with Alon Holdings as a holding company. In addition, in October 2010 we increased our holdings in Bee Group to 100%. We are upgrading the delivery chain of the Company with a third logistics center in addition to the two logistics centers operating today, which will allow the distribution of more than 60% of the food and non-food products of the Company.

Operating Results

The following table sets forth certain statement of income data as a percentage of sales for the periods indicated:

	Year Ended December 31,
	2008	2009	2010
	%	%	%
Sales	100.00	100.00	100.00
Gross profit	27.7	28.0	27.2
Selling, general and administrative expenses	24.2	24.7	24.3
Operating profit before other gains and losses and changes in fair value of investment property, net	3.6	3.3	2.8
Operating profit	3.8	3.2	2.9
Taxes on income	0.6	0.3	0.4
Net income for the year	1.8	1.3	0.7

Year Ended December 31, 2010 compared with year ended December 31, 2009

Gross revenues. Revenues (including government levies) amounted to NIS 9,227.5 million (U.S. $2,600.0 million) as compared to revenues of NIS 7,349.1 million in 2009, an increase of 25.6%. The main increase in revenues was due to the inclusion of the results of Dor Alon for the first time from the fourth quarter of 2010. Dor Alon's sales, including government levies of NIS 723.7 million (U.S. $203.9 million), amounted to NIS 1,868.7 million (U.S. $526.5 million).

Net revenues. Net revenues amounted to NIS 8,503.7 million (U.S. $2,396.1 million) compared to revenues of NIS 7,349.1 million in 2009, an increase of 15.7%.

Revenues of the Supermarkets segment – an increase of 0.5% in revenues from NIS 6,863.0 million in 2009 to NIS 6,895.0 million (U.S. $1,942.8 million) in 2010. The increase in revenues was primarily due to the opening of net 14 stores, two of which are Eden within Mega stores (store in store), from the beginning of 2009, with a total area of 11,700 square meter, net of the reduction in Same Store Sales (SSS) by NIS 53.7 million (U.S. $15.1 million), or 0.8%. For more information, please see "Segment Information Analysis" below.

Revenues of the non-food segment – a reduction in revenues by 5.5% from NIS 464.3 million in 2009 to NIS 438.6 million (U.S. $130.8 million) in 2010. The decrease in revenues was primarily due to a decrease in the sales in the housewares sector.

Revenues of the real estate segment – an increase in rental income of 15.6% from NIS 21.8 million in 2009 to NIS 25.2 million (U.S. $7.1 million) in 2010. The increase was primarily due to an increase in leased space.

Gross profit. In the year 2010, gross profit amounted to NIS 2,311.4 million (U.S. $651.3 million) (27.2% of revenues) as compared to gross profit of NIS 2,058.1 million (28% of revenues) in 2009. The reduction in the gross profit rate was due to the inclusion of Dor Alon's results for the first time. Dor Alon's financial results are characterized by a lower gross profit rate (approximately 20%) than the other operating segments.. The gross profit in the other three segments increased by NIS 21.0 million (an increase of 1%). The increase in the gross profit was due to the improvement in the gross profit and gross profit rate in the Supermarkets segment and was offset for the most part by the decrease in the gross profit and gross profit rate in the non-food segment mainly as a result of the transfer to the new logistics center in Beer Tuvia, which did not operate at full capacity in 2010.

Selling, general and administrative expenses. Selling, general, and administrative expenses amounted to NIS 2,070.0 million (U.S. $583.3 million) (24.3% of sales) in 2010, compared to expenses of NIS 1,817.1 million (24.7% of revenues) in 2009.  The selling, general and administrative expenses of our Supermarkets, Non-Food and Real Estate segments increased by NIS 53.1 million (2.9%). The main increase was recorded in the real estate segment as a result of the concerted effort to sell apartments in the "Wholesale Market" site in Tel Aviv during the fourth quarter, which contributed approximately NIS 20.2 million to our expenses, and the increase in the same store selling expenses in the Supermarkets segment by NIS 3.0 million or 0.2% as a result of additional stores.

Operating profit (before other gains and losses and changes in fair value of investment property). In the year 2010, operating profit amounted to NIS 241.4 million (U.S. $67.9 million) (2.8% of revenues) as compared to NIS 241.0 million (3.3% of revenues) in 2009. The operating profit (before other gains and losses and changes in fair value of investment property) of the Supermarket, Non-Food and Real Estate Segments decreased by NIS 32.1 million (13.3%). The decrease in the operating profit was mainly due to the move of the non-food segment and the real estate segment from operating profit in 2009 to operating loss in 2010, which was partly offset by the improvement in the operating profit in the Supermarkets segment.

Changes in fair value of investment property. In 2010, the Company recorded profit from the increase in the value of investment property in the amount of NIS 32.9 million (U.S. $9.3 million) compared to NIS 20.8 million in 2009. The increase in the value was primarily due to the change in the cash flows from the Company's properties that are rented under contracts with rental fees linked to the Israeli CPI, new rental agreements signed in 2010 and reduction in the discount rate used to calculate the value of the properties.

Other gains and losses, net. In 2010, the Company recorded other losses net of NIS 24.9 million (U.S. $7.0 million) as compared to other losses, net of NIS 28.1 million in 2009.
The other losses net in 2010 in the Supermarket segment amounted to NIS 6.4 million (U.S. $ 1.8 million), which were primarily due to the discarding of fixed assets and the closing of branches, and in the non-food segment amounted to NIS 12.3 million (U.S. $3.5 million), which were primarily as a result of the costs of transfer of some of the companies in the non-food segment to the new logistics center in Beer Tuvia and the transaction costs for the acquisition of the Dor Alon shares in the amount of NIS 3.0 million (U.S. $0.8 million). The costs in 2009 in the Supermarkets segment totaled NIS 17.8 million and consisted mainly of a provision for impairment of property and equipment and intangible assets.  In the Non-Food segment, the costs of NIS 8.2 million mainly related to the reorganization and capital losses net of capital gains from the changes in the ownership rates of subsidiaries.

Operating profit before finance costs. In 2010, operating profit before finance costs amounted to NIS 249.4 million (U.S. $70.3 million) (2.9% of revenues) as compared to operating profit of NIS 233.6 million (3.2% of revenues) in 2009. The operating profit before finance costs of the Supermarkets, Non-Food and Real Estate segments decreased by NIS 13.2 million (U.S. $3.7 million).

Net finance costs. In 2010, net finance costs amounted to NIS 150.0 million (U.S. $42.3 million) as compared to net finance costs of NIS 112.7 million in 2009. The finance expenses of the Supermarkets, Non-Food and Real Estate segments increased by NIS 24.7 million (U.S. $7.0 million) (21.9%). The increase in finance costs, net in 2010 was mainly due to the revaluation of the conversion component of the Company's convertible debentures as a result of the distribution of the dividend and the adjustment of the conversion component as well as the reduction in the revenue from revaluation of the forwards taken out on the NIS against the Israeli CPI. The increase was partly netted off by the finance income from the revaluation of the option to acquire shares in Diners and capitalization of borrowing costs.

Taxes on income.  In 2010, taxes on income totaled NIS 36.3 million (U.S. $10.2 million) (an effective tax rate of 36.6% as compared to the statutory tax rate of 25%) as compared to NIS 23.1 million (an effective tax rate of 19.1% as compared to the statutory rate of 26%) in 2009. The increase in the effective tax rate this year over the statutory rate was mainly due to finance expenses from the revaluation of the conversion component of the Company's convertible debentures for which the Company did not record deferred taxes and losses in the non-food segment for which no deferred tax assets were recorded.

Net income. For the year 2010, net income amounted to NIS 62.6 million (U.S. $17.6 million) as compared to net income of NIS 97.8 million in 2009. The reduction in the net income in 2010 as compared to 2009 was mainly due to the increase in finance expenses and taxes as discussed above. The net profit in 2010 attributable to equity holders of the Company amounted to NIS 47.8 million (U.S. $13.5 million) or NIS 0.96 per share (U.S. $0.27) and the part attributable to the non-controlling interests amounted to NIS 14.8 million (U.S. $4.2 million).

Segment Information Analysis

Segment Information Analysis for the year 2010

Supermarkets Segment

	For the year ended December 31			Convenience translation for the year ended December 31
	2010	2009	% Change	2010
	NIS in millions			U.S. dollars

Segment Revenues	6,895	6,863	0.5%	1,943
Segment profit	233	191	22.0%	65.7
Segment profit as a percentage of segment revenues	3.4%	2.8%

	For the year ended December 31		Convenience translation for the year ended December 31
	2010	2009	2010
	NIS	NIS	U.S.$
	(Unaudited)

Decrease in same store sales*	(0.8)%	(3.9)%	N/A

Number of stores at end of period	206	203	N/A
Stores opened during the period	7	11	N/A
Stores closed during the period	4	2	N/A

Total square meters at end of period	366,000	365,000	N/A

Square meters added during the period, net	1,200	10,500	N/A

Sales per square meter	18,692	19,023	5,267

Sales per employee (in thousands)	1,000	997	282
* Compared with the same period in the prior fiscal year.

Profit for the Supermarkets segment in the year 2010 increased by 22% to NIS 233 million (U.S $ 65.6 million) (3.4% of segment revenues) compared to the segment profit of NIS 191 million (2.8% of segment revenues) in the corresponding period last year. The increase in the segment profit was due to the effects of the Company's strategic plan and the improvement in the macro-economic situation in Israel.

Commercial and Fueling Sites segment

	For the year ended December 31			Convenience translation for the year ended December 31
	2010	2009	%Change	2010
	NIS in millions			U.S. dollars
Segment Revenues	1,145		N/A	323
Segment profit	39.3		N/A	11.1
Segment profit (loss) as a percentage of segment revenues	3.4%

The net revenues in the commercial and fueling sites segment since the acquisition of the shares of Dor Alon amounted to NIS 1,145 million (U.S. $323 million). The segment profit amounted to NIS 39.3 million (U.S. $11.1 million) (3.4% of net revenues).

Non Food Retail and Wholesale Segment

	For the year ended December 31			Convenience translation for the year ended December 31
	2010	2009	% Change	2010
	NIS in millions			U.S.$

Segment Revenues	439	464	(5.4)%	124
Segment profit	(20)	23	N/A	(6)
Segment profit (loss) as a percentage of segment revenues	(4.6)%	5.0%

The loss for the Non Food Retail and Wholesale segment in the year 2010 amounted to NIS 20 million (U.S $ 6 million) (4.6% of segment revenues) compared to the segment profit of NIS 23 million (5.0% of segment revenues) in the corresponding period in 2009. The decrease in the segment profit was due to a decrease in sales and one-off costs of NIS 7.2 million due to the transfer to the new Non-food segment group logistics center and the consolidation of the Bee group center and the move to a single consolidated new office.

Real Estate Segment

	For the year ended December 31			Convenience translation for the year ended December 31
	2010	2009	% Change	2010
	NIS in millions			U.S. dollars
Segment Revenues	25	22	13.6%	7
Appreciation of Investment Property	33	21	57.1%	9
Segment profit	28	33	(15.2)%	8
Segment profit as a percentage of segment revenues	112%	150%

In the year 2010, the Real Estate segment recorded a gain from appreciation of investment property as a result of the advancement in the planning and operation of the Company's developments as well as the increase in the rental rates achieved for new rental agreements, in the amount of NIS 33 million (U.S. $ 9 million) compared to NIS 21 million in the corresponding period of the previous year.

Profit for the Real Estate segment in the year 2010 decreased by 15.2% to NIS 28 million (U.S. $8 million) compared to the segment profit of NIS 33 million in the corresponding period. The decrease in the segment profit was due to the increase in selling expenses from the Wholesale Market site net of the gain from appreciation, as described above.

Year Ended December 31, 2009 compared with year ended December 31, 2008

Sales.   Sales in 2009 were approximately NIS 7,349 million, or U.S. $1,946.8 million, a decrease of approximately 1.1% compared with sales of approximately NIS 7,429 million in 2008.

Supermarket segment – a decrease in sales of 1.5% from NIS 6,966.8 million in 2008 to NIS 6,863.0 million (U.S $1,818.0 million) in 2009. The decrease in sales derived primarily from a decrease of NIS 253.8 million (U.S. $67.2 million), or 3.9%, in supermarket same store sales (SSS) for the period due to the recession and increased competition and erosion of prices in hard discount chains. The decrease in sales was offset by the net addition of nine new stores during the 12-month period of approximately 10,500 square meters. For more information, please see "Segment Information Analysis" below.

Non-Food segment - an increase in sales of 5.0% from NIS 442.1 million in 2008 to NIS 464.3 million (U.S. $123.0 million) in 2009. The increase derived mainly from the increase of sales in the houseware sector and the increase of sales in the baby sector, due to opening of new stores during 2009 and a full year revenues of the stores that were opened at the end of 2008.

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

Selling, general and administrative expenses.  Selling, general and administrative expenses in 2009 were approximately NIS 1,817 million, or U.S. $481.4 million (24.7% of sales), an increase of 1.2% compared with selling, general and administrative expenses of approximately NIS 1,795 million (24.2% of sales) in 2008. This increase in the Supermarket segment mainly derived from (i) the net addition of nine new supermarket stores, some of which relate to the accelerated opening of four branches of Eden Teva during the last 12 months, (ii) costs associated with the launch of the "Mega Bool" chain, (iii) re-launch costs of the "You" club, and, (iv) in both the Supermarket segment and the Non Food segment, an increase in the CPI, which affected an increase of expenses of rental fees and municipal taxes. The increase was partially offset by the efficiency measures undertaken by the Company which resulted in a decrease in payroll and related expenses, principally in the Supermarket segment.

Operating profit before other gains and losses and changes in fair value of investment property.  Operating profit in 2009 before other gains and losses and changes in fair value of investment property was NIS 241 million (U.S. $63.8 million) (3.3% of sales) compared to NIS 265.3 million (3.6% of sales) in 2008. The decrease in operating profit was affected by the decrease in sales and increase in selling and administrative expenses, as mentioned above.

Net gain from adjustment of investment property to fair value. In 2009, the Company recorded a gain in the Real Estate segment from appreciation of investment property of NIS 20.8 million (U.S. $5.5 million) compared with NIS 19.1 million in 2008. This increase in valuation mainly resulted from the increase of the CPI during 2009.

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

Real Estate segment - increase in segment profit of 24.2% from NIS 26.5 million in 2008 to NIS 32.9 million (U.S. $8.7 million) in 2009. The increase derived from the increase of the CPI in 2009, an increase in rent and full year revenues from stores that were vacant part of 2008, and from decrease in selling, general and administrative expenses due to a decrease in expenses related to search for investment properties.

Financial expenses, net.  Financial expenses, net in 2009, increased by 6.7% to approximately NIS 112.7 million, or U.S. $29.9 million, compared with financial expenses of approximately NIS 105.6 million in 2008. This increase derived mainly from the increase in the  net debt of the Company compared to 2008, which resulted in an increase in financial expenses for debentures and loans in the amount of NIS 12.2 million (U.S. $3.2 million)  and a decrease in income on deposits by NIS 7.6 million (U.S. $2 million). In addition, a change in the conversion rate of our convertible debentures in 2009 contributed to financial expenses of NIS 11.7 million (U.S $3.1 million) compared to income of NIS 32.7 million in 2008. The increase in financial expenses was partly offset by financial income from forward contracts (CPI\NIS) in 2009 in the amount of NIS 21.3 million (U.S. $5.6 million) compared to expenses of NIS 11.6 million in 2008 and from an increase in financial income from financial instruments in the amount of NIS 16.2 million (U.S. $4.3 million) in 2009 compared to 2008.

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

Net income for the year.  Net income for 2009 was NIS 97.8 million (U.S. $25.9 million) compared to NIS 132.4 million for 2008. The portion of the net income attributable to shareholders, was NIS 77.2 million (U.S. $20.4 million), or NIS 1.77 per ADS (U.S. $0.47), while the portion attributable to the share of non-controlling interests was NIS 20.6 million (U.S. $5.5 million). The decrease in net income derived from the decrease in operating income and an increase in financial expenses net of decrease in tax expenses, as explained above.

Segment Information Analysis for the year 2009

Supermarkets Segment

	For the year ended December 31			Convenience translation for the year ended December 31
	2009	2008	% Change	2009
	NIS in millions			U.S. dollars

Segment revenues	6,863	6,967	(1.5)%	1,818
Segment profit	191	246	(22.4)%	51
Segment profit as a percentage of segment revenues	2.7%	3.5%		N/A

	For the year ended December 31		Convenience translation for the year ended December 31
	2009	2008	2009
	NIS	NIS	U.S.$
	(Unaudited)

Increase (decrease) in same store sales*	(3.9)%	1.1%	N/A
Number of stores at end of period	203	194	N/A
Stores opened during the period	11	10	N/A
Stores closed during the period	2	1	N/A
Total square meters at end of period	365,000	354,500	N/A
Square meters added during the period, net	10,500	11,800	N/A
Sales per square meter	19,023	19,898	5,039
Sales per employee (in thousands)	997	954	264
* Compared with the same period in the prior fiscal year.

Profit for the Supermarkets segment in the year 2009 decreased by 22% to NIS 191 million (U.S $ 50.6 million) (2.7% of segment revenues) compared to the segment profit of NIS 246 million (3.5% of segment revenues) in the year 2008. The decrease in the segment profit was due to decrease of 3.9% in supermarket same store sales (SSS) for the period due to the recession and increased competition and erosion of prices in hard discount chains and an increase in selling, general and administrative expenses.

Non Food Retail and Wholesale Segment

	For the year ended December 31			Convenience translation for the year ended December 31
	2009	2008	% Change	2009
	NIS in millions			U.S.$

Segment revenues	464	442	5.0%	123
Segment profit	23	23	N/A	6
Segment profit (loss) as a percentage of segment revenues	5.0%	5.2%		N/A

Profit for the Non Food Retail and Wholesale segment in the year 2009 amounted to NIS 23 million (U.S $ 6 million) (5.0% of segment revenues) compared to the segment profit of NIS 23 million (5.2% of segment revenues) in the corresponding period in 2008.

Real Estate Segment

	For the year ended December 31			Convenience translation( for the year ended December 31
	2009	2008	% Change	2009
	NIS in millions			U.S. dollars
Segment Revenues	22	20	10%	5.8
Appreciation of Investment Property	21	19	10.5%	5.6
Segment profit	33	26	26.9%	8.7
Segment profit as a percentage of segment revenues	150%	130%		N/A

The Real Estate segment recorded a gain from appreciation of investment property, as a result of the advancement in the planning and operation of the Company's developments as well as the increase in the rental rates achieved for new rental agreements, in the amount of NIS 21 million (U.S $ 5.6 million) compared to NIS 19 million in the corresponding period of the year 2008.

Profit for the Real Estate segment in the year 2009 increased by 26.9% to NIS 33 million (U.S $ 8.7 million) compared to the segment profit of NIS 26 million in the year 2008. The increase in the segment profit was due to the increase in segment revenues from external rentals due to the increase of the CPI during 2009, an increase in rent and full year revenues from stores that were vacant for a part of 2008 and an increase in appreciation of investment property.

Quarterly Fluctuations

Our business is subject to fluctuations in quarterly sales and profits. These fluctuations are primarily attributable to increased sales and higher operating income in the holiday seasons occurring in different quarters from year to year.  Thus, for example, in our supermarkets and in our "Naaman", "Vardinon" and "Sheshet" chains increased sales attributable to Passover, which occurs in either March or April, may be realized in either the first or the second quarter, and sales attributable to the Jewish New Year, which occurs in either September or October, may be realized in either the third or the fourth quarter.  In our "Kfar Hasha'ashuim" chain, increased sales are generally attributable to Purim, which occurs in March, and to the "Back-to-School" season in August. In our fueling stations, there is an increase in activity during vacations and holidays.

Many of our expenses are unrelated to the level of sales, and therefore a relatively modest increase or decrease in sales, whether or not related to the timing of holidays, tends to have a disproportionately large impact on our profitability.

The following table sets forth certain quarterly information.

	Net revenues		Operating profit before other gains and losses and changes in fair value of investment property
	NIS	Percentage of Full Year	NIS	Percentage of Full Year
	(In thousands)		(In thousands)
2010	8,503,744	100%	241,422	100%
First quarter	1,830,824	21.5%	72,584	30.1%
Second quarter	1,768,663	20.8%	62,486	25.9%
Third quarter	1,920,789	22.6%	57,110	23.6%
Fourth quarter*	2,983,468	35.1%	49,241	20.4%

2009	7,349,076	100.0%	240,965	100.0%
First quarter	1,764,788	24.0%	60,168	25.0%
Second quarter	1,843,951	25.1%	60,685	25.2%
Third quarter	1,925,473	26.2%	58,734	24.4%
Fourth quarter	1,814,864	24.7%	61,378	25.4%

* The fourth quarter includes the consolidated revenues of Dor Alon for the first time.

Exchange Rates

At December 31, 2010, the representative rate of exchange of the NIS to the dollar, as published by the Bank of Israel, was NIS 3.549= $1.00. At June 22, 2011, the representative rate of exchange of the NIS to the dollar, as published by the Bank of Israel, was NIS 3.421 = $1.00. The table below sets forth, for the periods and dates indicated, certain information concerning the representative exchange rate of the NIS to the dollar, as published by the Bank of Israel for the years ended December 31, 2006 through 2010:

Year Ended December 31,	Period End		Average Rate(1)	High	Low
			(NIS per $1.00)

2006	4.30	(2)	4.46	4.73	4.18
2007	3.85	(2)	4.11	4.34	3.83
2008	3.80	(2)	3.59	4.02	3.23
2009	3.77	(2)	3.92	4.26	3.69
2010	3.55	(2)	3.73	3.89	3.55

(1)  The average of the daily exchange rates in each year.
(2)  During 2006, 2007, 2008, 2009, and 2010 the US dollar depreciated in value vis-à-vis the NIS by 8.2%, 8.97%, 1.2%, 0.7%, and 6% respectively.

The following table sets forth certain information concerning the representative exchange rate of the NIS to the dollar, as published for the months December 2010 through May 2011:

Month	Period End	Average Rate(1)	High	Low
		(NIS per $1.00)
December	3.55	3.60	3.67	3.55
January	3.71	3.58	3.71	3.53
February	3.62	3.66	3.71	3.60
March	3.48	3.63	3.64	3.48
April	3.40	3.46	3.47	3.40
May	3.44	3.47	3.54	3.38

(1) The average of the daily exchange rates.

Impact of Inflation and Currency Fluctuations

Inflation in Israel increases some of our expenses, which, because of competitive pressures, are generally not offset, fully or as quickly, by increases in our selling prices and revenues.  See “Item 3. Key Information - D. Risk Factors – Risks Related to Our Business As a Whole - Impact of inflation may adversely affect our financial expenses and operating income," “-Related to Our Business As a Whole - Currency fluctuations might affect our operating results and translation of operating results," and “Risks Related to Dor Alon - Dor Alon is exposed to fluctuations in the foreign exchange rate, interest rates and the consumer price index, which could materially adversely affect its financial results.”

Any devaluation of the NIS against various non-Israeli currencies in which we or our suppliers pay for imported goods has the effect of increasing the selling price of those products which we sell in Israel in NIS and affects our operating results.  In particular, a devaluation of the NIS against the Chinese currency could significantly increase the cost of production of our non-food products at our Bee Group stores and the selling price of those products to our customers.  An increase in price of imported goods by our suppliers can usually be offset by an increase in the consumer price of such goods.  This devaluation would have a greater effect on our non-food retail business because a higher proportion of the goods that we sell in our Bee Group stores is acquired from suppliers overseas.  This devaluation would also cause an increase in our expenses as recorded in our NIS denominated financial results even though the expenses denominated in non-Israeli currencies will remain unchanged. Moreover, Dor Alon is exposed to fluctuations in the U.S. Dollar - New Israeli Shekel exchange rate due to credit that Dor Alon obtains from its suppliers (mostly from Oil Refineries Ltd., which is linked to the U.S. Dollar). Changes in interest rates, in the Israeli consumer price index and in the U.S. Dollar - New Israeli Shekel exchange rate could materially adversely affect Dor Alon’s financial results. In addition, Dor Alon has loans in New Israeli Shekels, some of which are subject to floating interest rates and some are linked to the Israeli consumer price index. Due to these loans and to the consumer price index linked debentures issued by Dor Alon, Dor Alon is exposed to changes in bank interest rates and in the Israeli consumer price index.

In addition, because our financial results are denominated in NIS and are translated into US dollars for the convenience of US investors, currency fluctuations of the NIS against the US dollar may impact our US dollar translated financial results.

Political Conditions

We and all of our subsidiaries are incorporated under Israeli law and our principal offices and operations are located in the State of Israel.  Political, economic, security and military conditions in Israel directly affect our operations.  Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying from time to time, in intensity and degree, has led to security and economic problems for Israel.  Israel signed a peace treaty with Egypt in 1979 and a peace treaty with Jordan in 1994. Israel has not entered into any peace agreements with Syria and Lebanon.  In the last few years, the establishment of a Hamas government in Gaza has created additional unrest and uncertainty in the region and has increased hostilities between Israel and the Palestinians.  These hostilities have included terrorist acts in Israel and military operations in the West Bank and Gaza.  These hostilities had a negative effect on the Israeli economy.  In December 2008 Israel was engaged in an armed conflict with Hamas in the Gaza Strip, which reduced the sales of some of our stores that are located in the southern region of Israel.  In July 2006, a conflict with Hezbollah escalated significantly on Israel’s northern border, as a result of which a number of our stores located in the northern region did not operate according to their usual schedule. In addition, deterioration in the security situation causes a decrease in the consumption of petroleum products in Israel and airlines’ volume of activity and affects the trade relations between Dor Alon and the Palestinian Authority, which could adversely affect Dor Alon’s results of operations. We cannot predict the effect on our business if hostilities are renewed or the security situation deteriorates in any part of the country.

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

Most of Bee Group's imports during 2009 and 2010 were from suppliers located in China. Because most of the products sold by the Bee Group are manufactured overseas and imported from China, its activity may be affected by changes in the political and economic conditions in China. In addition, because the Bee Group acquires most of its products from suppliers outside of Israel, and most of its products are imported via the sea, a prolonged general strike, shutdown or a disruption of any of the Israeli ports for an extended period of time, including as a result of a military conflict, would affect our ability to import such products or increase their prices. In addition, since the peak selling season of some of our Bee Group stores is during the holidays, disruptions in the ports during or adjacent to such holiday seasons may adversely affect our sales and financial results.

Economic Conditions

All of our supermarket sales are made in Israel and we acquire a substantial majority of the goods that we sell from Israeli suppliers.  Consequently, our financial performance is dependent to a significant extent on the economy of Israel. During 2008 and 2009, Israel's Gross Domestic Product rose by 4.1% and 0.7%, respectively. However, in 2010 reports of the Israeli Central Bureau of Statistics indicate that during 2010 Israel's Gross Domestic Product rose by 4.7%, primarily as a result of an increase in exports. Initial reports indicate that the Israeli economy increased by 4.8% (annualized) during the first quarter of 2011. We believe that, despite the economic growth in 2010, our customers will be cautious in their buying patterns, and may shift their purchases to low-price and hard discount stores, which have a lower profit margin.  As a result, we have expanded our low-price and hard discount store formats. The economic slowdown in Israel may have an adverse effect on our financial performance, among other things, by reducing our sales and our profitability.

The global economic crisis, instability and uncertainty have also affected our non-food retail business by causing a slowdown in the growth of private consumption, which could affect the growth of our houseware, home textile, toys, leisure and baby and young children accessories businesses. Beginning in the second quarter of 2009, the Israeli economy began to recover, and in 2010 continued to recover, and there has been an improvement in the growth of private consumption. We cannot yet predict whether the global economic crisis has passed; in the event the crisis will return, it may have a negative impact on the Company.

In addition, the global economic crisis has also reduced the availability of credit, increased the costs of financing and the terms under which banks agree to provide financing.  These developments may reduce the sales of our businesses, increase our costs of borrowing and reduce our profitability

Trade Agreements

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

Corporate Tax Rate

We and our subsidiaries are subject to corporate tax in Israel at a flat rate of 24%  in 2011 (26% in 2009 and 25% in 2010). This rate is scheduled to be gradually reduced to 18% by 2016.

Until 2008, our taxable income was determined under the Income Tax (Inflationary Adjustment) Law 1985 (the “Inflationary Adjustments Law”), which attempts to overcome some of the issues encountered by a traditional tax system with respect to inflation. In February 2008, the Knesset (Israeli Parliament) approved Amendment No. 20 to the Inflationary Adjustments Law. The Amendment repealed the Inflationary Adjustments Law as of January 1, 2008 and set certain transition rules.

Corporate Tax

In May 2011, the Knesset’s Finance Committee approved the proposed economic efficiency law (amendments to the law to apply the economic plan for the years 2009 and 2010), amendment 5, 2011 the objective of which, among other things, is to defer the reduction in the rate of corporate tax in Israel as follows:

Tax Year	According to finance committee proposal	According current law
2012	24%	23%
2013	23%	22%
2014	22%	21%
2015	21%	20%
2016	20%	18%
2017 and following	18%	18%

The application of the amendment is subject to the conclusion of the law’s approval process in a second and third reading in the Knesset.

This amendment is not expected to have a material impact on the deferred taxation balances of the Company.

For further tax information, see “Item 10.  Additional Information - E. Taxation -Israeli Tax Considerations.”

Critical Accounting Policies and Estimates

We have chosen accounting policies that we believe are appropriate to accurately and fairly report our operating results and financial position, and we apply those accounting policies in a consistent manner. Our significant accounting policies are summarized in Note 4 to the Consolidated Financial Statements.

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

We believe that the following accounting policies are the most critical in the preparation of our financial statements because they involve the most difficult, subjective or complex judgments about the effect of matters that are inherently uncertain.

Impairment of non financial assets

We review at each statement of financial position date whether any events have occurred or changes in circumstances have taken place which might indicate that there has been an impairment of property and equipment and identifiable intangibles. When such indicators of impairment are present, we evaluate whether the carrying value of the asset in our accounts can be recovered from the cash flows anticipated from that asset, and, if necessary, record an impairment provision necessary to adjust the carrying amount to the recoverable amount.

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

We evaluate impairment separately for each store or the cash-generating unit to which the store belongs when the cash inflows of one store are dependent on the cash inflows of another store in the same geographic area. In evaluating impairment, we consider corporate assets relating to the stores or other cash-generating units as well as indirect costs that are directly attributable, or that can be reasonably and consistently allocated, to the stores or cash generating units.

The recoverable amount of an asset is the higher of the net selling price of the asset's fair value less cost to sell and its value in use. These calculations require the use of estimates. In calculating the impairment for the reported years, based on discounted expected future cash flows, we used a discount rate before tax for each cash-generating unit (CGU). For discount rates used by the Company, see note 8b to the Consolidated Financial Statements.

In 2010, we recorded impairment provisions resulting in the net amount of NIS 0.5 million. In 2009, we recorded impairment provisions resulting in the net amount of NIS 18.5 million. In 2008, we recorded impairment provisions resulting in the net amount of NIS 3.4 million. Impairment provisions or the reversal of such provisions are included in the income statement within Other gain or losses.

Referring to property and equipment, when the discount rate differs by 0.5% from the management estimate, the carrying value of property and equipment will be NIS 0.2 million lower or NIS 0.2 million higher. When growth rate differs by 0.5% from the management estimate, the carrying value of property and equipment will be NIS 1.0 million lower or NIS 1.1 million higher.

Application of alternative assumptions and definitions, such as reviewing long-lived assets for impairment at a different organizational level, could produce significantly different results.

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

Goodwill is allocated to four identified groups of cash-generating units.

The amounts of goodwill allocated to the CGU are as follows:

	December 31
	2009	2010
	NIS in thousands
Supermarkets	163,980	162,420
Non - Food retail and wholesale:
Houseware	111,179	111,179
Leisure	26,106	23,506
Commercial and fueling sites	-	627,208
	301,265	924,313

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use pre-tax cash flow projections based on financial budgets approved by management and management estimation covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates stated in Note 8b to the Consolidated Financial Statements. The growth rate does not exceed the long-term average growth rate for the business in which the CGU operates.

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

We performed a sensitivity analysis for the key assumption used in our annual goodwill impairment test and determined that an increase in the pre-tax discount rate of 0.5% would result in the estimated recoverable amount of Leisure CGU falling below its carrying amount by NIS 3.9 million. We believe that the Leisure CGU is at risk for goodwill impairment in case that the pre-tax discount rate will increase by 0.5%. The recoverable amount of our other CGUs are substantially higher than the carrying value.

Adjustment of investment property to fair value

Investment property is presented at fair value. In certain cases, fair value is determined using discounted cash flows that are based on assumptions as to discount rate. Changes in the discount rate will change the calculated fair value and may therefore materially affect the results of our operations. The range of discount rates used is 8%-12% per annum (mainly 7.75-8.25%).

When the discount rate differs by 0.5% from the management estimate, the fair value of investment property will be NIS 26.8 million lower or NIS 23.3 million higher. When the discount rate differs by 1% from the management estimate, the fair value of investment property will be NIS 48.2 million lower or NIS 49.1 million higher.

Retirement benefit obligations and Provision for unutilized sick leave

1)           Retirement benefit obligations

Labor laws and agreements, and common practice, require us to pay retirement benefits to employees dismissed or retiring in certain other circumstances.

We contribute to various pension schemes.  The schemes are generally funded through payments to insurance companies or trustee-administered funds, determined by periodic actuarial calculations. We have both defined benefit and defined contribution plans.

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

The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows (after taking into account the expected rate of salary increases and other actuarial assumptions) by reference to Israeli Government bonds that are denominated in NIS and that have terms to maturity approximating the terms of the related pension liability.

We determine the appropriate discount rate at the end of each year.  This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the retirement obligations. In determining the appropriate discount rate, we consider the interest rates of Israeli government bonds denominated in NIS that have terms to maturity that are comparable to the terms of the related retirement liability.

The present value of the obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost of retirement benefits include the discount rate. Other key assumptions, such as future wage increases and retirement rates, are based in part on current market conditions and on past experience. Any changes in these assumptions will impact the carrying amount of the obligations. Actuarial gains and losses are recognized outside of statement of income in the "Statement of Comprehensive Income  " in the period in which they arise.

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

The provision for unutilized sick leave is based on an annual actuarial calculation: in making such a computation, the actuary makes actuarial assumptions (such as the rates of employee turnover, future salary levels). The cost of this benefit is recognized using the same method as is used for defined benefit retirement plans. Actuarial gains and losses are recognized outside of the Statement of Income in the Statement of  Comprehensive income in the period in which they arise. Any changes in these assumptions will impact the carrying amount of the obligations.

For key management assumptions used in the annual actuarial calculation for retirement benefit obligations and provision for unutilized sick leave, see note 22 to the Consolidated Financial Statements.

Provisions for claims

The provisions for legal claims are recorded based on the estimates of our management (after consulting with legal counsel) as to the likelihood that cash flows will be required to settle these liabilities and as to the discounted amounts of such cash flows.

Our assessments are based on the Company's history in these cases, on the stage of these claims and on the experience of the Company's legal advisers. The outcome of the legal cases in court could be different from our assessments.

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

In addition, we recognize deferred tax assets and tax liabilities based on the difference between the carrying value of such assets and liabilities and their amount for tax purposes. We continually assess the recoverability of deferred tax assets based on historical taxable income, expected taxable income, the expected timing of the reversals of temporary differences and the application of tax planning strategies. If we are unable to generate sufficient future taxable income or actual results differ from our other assumptions, we might be required to reduce our deferred tax assets or to increase our deferred tax liabilities, which will increase our effective tax rate, and negatively affect our results.

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

Provision for doubtful debts

The provision for doubtful debts is recognized according to management's judgment whenever there are objective indications that the Company will not be able to recover all amounts owing to it under the original terms of the debt, due to material financial difficulties of the customer, a reasonable expectation that the customer will become insolvent or will undergo a reorganization and will be unable to repay its debts, or a delay in the repayments.

Purchasing price allocation in business combination

The Company is required to allocate the purchase price of investments in newly consolidated subsidiaries to the assets and liabilities acquired, on the basis of an assessment of their fair values.  These valuations require the use of material estimates and judgments by management.

These estimates and judgments include assessment of future cash flows, asset lives and growth rates of brand names and customer relationships.  In case the acquisition is performed near the statement of financial position date, the preliminary assessment could be subject to change as more information is obtained relating to the assets and liabilities acquired.

Recently issued accounting pronouncements

For information on recently issued accounting pronouncements, see note 2ad to our consolidated financial statements.

Liquidity and Capital Resources

Sources and Uses of Cash

Sources.

Our principal source of liquidity is the cash generated by our operations.  Both Alon Holdings and its significant subsidiaries have generally generated sufficient cash from their operations to satisfy their respective operating requirements.  The available cash resources of Mega Retail, Dor Alon, BSRE, Bee Group and their subsidiaries have historically been used, and are expected to continue to be used, to finance the expansion of these companies. We believe our working capital is sufficient for our present requirements.

Cash generated by operations was approximately NIS 205.8 million, or $58.0 million, in 2010, a decrease of 20.9% compared with approximately NIS 260.3 million in 2009. This decrease in cash generated by operations in 2010 was mainly due to the purchase of real estate inventories and payments on account of real estate in the Real Estate segment in the amount of approximately NIS 158.6 million.

In 2010, approximately 38% of our supermarket sales were paid for with cash, checks and gift certificates issued by the Company at the point-of-sale, approximately 62% of supermarket sales were paid for with credit cards.

During 2010, the average time period that we held inventory was 24 days and the average time period within which our accounts receivable were paid was 34 days.  By contrast, as of such date the average time period for payment of our accounts payable was 40 days.  Accordingly, increased capital resources are not required to support an increase in our receivables or inventories because we generally sell our products before we pay our suppliers.

Other sources of liquidity are long-term and short-term borrowing from banks and others.  During 2010, we received from banks and others long-term loans of NIS 560.6 million, or $158.0 million, and issued debentures in the amount of NIS 205.0 million, or $57.8 million, and during 2010, we repaid long-term loans in the amount of NIS 165.0 million, or $46.5 million, short-term borrowings, net, of NIS 52.4 million, or $14.8 million, and interest in the amount of NIS 147.5 million, or $41.6 million. For information regarding outstanding balances and repayment information, see " Long-Term Loans from Banks and other Financial Institutions" and " – Debentures."

On May 20, 2009, the Israel Securities Authority approved the publication of a shelf prospectus filed by BSRE. The shelf prospectus was valid for a period of two years from publication In July 2010, pursuant to the shelf prospectus, BSRE issued NIS 110 million in principal amount of unsecured non-convertible Series D debentures. BSRE received net proceeds of approximately NIS 108.6 million, or $30.6 million (net of issuance expenses of NIS 1.45 million, or $0.41 million) in consideration for the debentures. The proceeds from the issuance of the debentures were used for financing BSRE's business activities. In October 2009, pursuant to the shelf prospectus, BSRE issued NIS 300 million in principal amount of unsecured non-convertible Series C debentures. BSRE received net proceeds of approximately NIS 294.3 million, or $78 million (net of issuance expenses of NIS 5.7 million, or $1.5 million) in consideration for the debentures. The proceeds from the issuance of the debentures were used for financing BSRE's business activities.

In February 2010, we published a shelf prospectus that allows us to issue marketable securities in Israel during the next two years. In November 2010, pursuant to the shelf prospectus, we issued NIS 100 million in principal amount of unsecured non-convertible Series C debentures. We received net proceeds of approximately NIS 96.5 million, or $26.7 million (net of issuance expenses of NIS 3.5 million, or $1.0 million) in consideration for the debentures.  The proceeds from the issuance of the debentures were used for financing our business activities.

Prior issuances

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

In 2003, we issued NIS 200 million in aggregate principal amount of unsecured 5.9% convertible and NIS 200 million in aggregate principal amount of non-convertible debentures.  The installments of principal on the convertible debentures are due in 2007, 2009 and 2011, and the installments of principal on the non-convertible debentures are due in 2012, 2013 and 2014. During 2010, we issued a total of 1,187,061 ordinary shares as a result of the conversion of our convertibles debentures in a principal amount of NIS 13 million. As of March 31, 2011, the remaining principal balance (linked to the Israeli CPI) of the convertible debentures (Series B) was approximately NIS 2.4 million and the remaining principal balance (linked to the Israeli CPI) of the non-convertible debentures (Series A) was approximately NIS 234.9 million.

Uses.

During 2010, we repaid long-term loans in the amount of NIS 165.0 million, or $46.5 million and short-term borrowings, net, of NIS 52.4 million, or $14.8, million and interest in the amount of NIS 147.5 million, or $41.6 million, and we paid dividends to non-controlling interests in subsidiaries in the amount of NIS 17.6 million or $5 million.

In recent years, we funded our renovation, remodeling and expansion programs primarily from cash generated by our operations and from long and short-term loans from banks. During 2010, we invested approximately NIS 325.2 million, or $91.6 million, in property and equipment, intangible assets, investment property and payments on account of real estate, a 38.9% increase from our 2009 investment of NIS 234 million. Of our investment in property and equipment, intangible assets and investment property in 2010, we invested NIS 143.4 million, or $40.4 million, in land and buildings, including land that we leased, as compared with NIS 46.2 million in 2009. During 2011, we have spent and currently plan to spend in excess of  NIS 77 million, or $22.4 million (based on the representative rate of exchange on May 31, 2011) for the development or acquisition of new supermarkets, the renovation and remodeling of our existing supermarkets and related investments.  We intend to finance our store development, renovation, modeling, expansion and acquisitions mainly from cash generated by our operations and from borrowings from banks and others.

Business combinations

In November 2008, pursuant to a cash tender offer, we completed the acquisition of the Mega Retail shares that were not previously held by us, for the aggregate consideration of NIS 150.7 million, or $40.2 million (at that time). We currently own 100% of the shares of Mega Retail, and Mega Retail's shares are no longer traded on the Tel-Aviv Stock Exchange.

In September 2008, we acquired an additional 25% of the shares of Bee Group for the aggregate consideration of NIS 35.4 million, or $9.8 million (at that time), increasing our holdings in Bee Group to 85%. Subsequently, in October 2010, we acquired the remaining 15% of the shares of Bee Group for the aggregate consideration of approximately NIS 24.5 million, or $6.8 million (at that time), increasing our holdings in Bee Group to 100%.

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

In April 2007, we purchased (through Bee Group) 85.79% of the holdings of Vardinon Textile Ltd. in consideration for approximately NIS 38 million or approximately $9.88 million (at that time). On June 1, 2009 Naaman acquired an additional approximately 3% of the shares of Vardinon. As a result of this acquisition, Naaman increased its holding in Vardinon to approximately 88.74% of the share capital. In February 2011 Na'aman published an offer to purchase the balance of the shares (2.6 million shares) of Vardinon that it does not already own in consideration for NIS 7.9 million. On March 15, 2011, the acquisition was completed, and the Vardinon shares were delisted from the Tel Aviv stock exchange.

As of May 31, 2011, Bee Group held approximately 66.85% of the outstanding shares of Naaman, and Naaman held 100% of the outstanding shares of Vardinon.

Dividends

The following table sets forth dividends paid by the Company from January 1, 2007 until the date of this Annual Report:

Date of payment	Amount per share	Total amount(1)
October 18, 2010	NIS 12.31 ($3.44)	NIS 800 million (approximately $223.4 million)
February 25, 2010	NIS 1.70 ($0.45)	NIS 75 million (approximately $19.8 million)
October 7, 2008	NIS 3.46 ($0.99)	NIS 150 million (approximately $42.82 million)
October 8, 2007	NIS 5.07 ($1.27)	NIS 220 million (approximately $55 million)
April 19, 2007	NIS 1.45 ($0.35)	NIS 60 million (approximately $14.7 million)

(1)	In accordance with the representative rate of exchange of the NIS to the dollar as of the date of the payment of the dividend.

In addition to the dividends described above, the following dividends were paid by the Company from 2002 to 2006:

Year of payment	Amount per share	Total amount(1)
2006	NIS 2.81 ($0.62)	NIS 110 million (approximately $24.4 million)
2005	NIS 2.29 ($0.51)	NIS 89 million (approximately $20 million)
2004	NIS 6.6 ($1.48)	NIS 253 million (approximately $56.7 million)
2003	NIS 7.71 ($1.72)	NIS 295 million (approximately $66.1 million)
2002	NIS 3.35 ($0.72)	NIS 128 million (approximately $27.3 million)

(1)	In accordance with the representative rate of exchange of the NIS to the dollar as of the date of the payment of the dividend.

In connection with our issuance of NIS 400 million in aggregate principal amount of unsecured 5.9% convertible and nonconvertible debentures in August 2003, Alon Holdings' board of directors resolved that Alon Holdings would not distribute dividends in any quarter if the ratio of our net financial obligations (as defined then by S&P-Maalot, an Israeli rating agency owned by S&P) to EBITDA for any quarter exceeds 3.5 until June 30, 2006 or exceeds 3.0 thereafter.  Alon Holdings' board of directors also resolved that Alon Holdings would not distribute dividends in any quarter if the ratio of the unencumbered fixed assets (net of depreciation) and investment property as set forth in our financial statements to financial obligations (as defined then by S&P-Maalot) for any quarter is below 120%.

 On January 14, 2010, Alon Holdings' board of directors decided that in view of the changes and development of Alon Holdings since 2003, including the transfer of Alon Holdings' and Mega Retail's real estate properties to BSRE (which operates under financial obligations to EBITDA ratios appropriate for real estate companies and currently holds a major part of the consolidated debt), the purchase of Bee Group (a Non Food retailer), and the reorganization of Alon Holdings' food retail activities in its subsidiary, Mega Retail Ltd., that the ratio of net financial obligations to EBITDA is to be calculated by deducting from the net financial obligations Alon Holdings' debt which is related by the company to real estate that is not in use by Alon Holdings (which is equal to 75% of the investment property as recorded on the balance sheet). On December 31, 2010, the net financial obligations to EBITDA (calculated in accordance with the deduction described above) were 4.2 (taking into account Dor Alon’s financial obligations as of December 31, 2010 and Dor Alon’s EBITDA for the fourth quarter of 2010) . Our board of directors further resolved that Alon Holdings would not distribute dividends in any quarter if the ratio of the net financial obligations (calculated in accordance with the deduction described above) to EBITDA for any quarter exceeds 4.5.

Dividends paid by BSRE until the date of this Annual Report :

In August 2006, the board of directors of BSRE adopted a policy that provides that BSRE will distribute dividends in each of the years 2006 to 2008 in the amount of no less than 25% of the net profits of BSRE in such year. In November 2008, BSRE's board of directors approved a decision to extend this policy for the years 2009 and 2010.  In March 2011, the Board of Directors approved a decision to extend this policy for the years 2011 and 2012.  Such distributions are subject to the “profit test” under the Israeli Companies Law at the relevant dates and to other decisions of BSRE’s board of directors, including decisions designating a different use of BSRE's profits and/or a change in the BSRE dividend policy.

Date of payment	Amount per share	Total amount(1) (2)
April 13, 2011	NIS 3.82 ($1.1)	NIS 47.8 million (approximately $14.0 million)
March 31, 2010	NIS 4.6 ($1.3)	NIS 57.6 million (approximately $15.5 million)
April 20, 2009	NIS 1.35 ($0.32)	NIS 16.8 million (approximately $4.0 million)
April 28, 2008	NIS 1.58 ($0.46)	NIS 19.7 million (approximately $5.7 million)
April 12, 2007	NIS 0.78 ($0.19)	NIS 9.7 million (approximately $2.3 million)

(1)	In accordance with the representative rate of exchange of the NIS to the dollar as of the date of the payment of the dividend.

(2)	Alon Holdings' share in the distribution of the dividends was approximately 80%.

Dividends paid by Dor Alon since the time Alon Holdings acquired Dor Alon and until the date of this Annual Report:

Date of payment	Amount per share	Total amount(1) (2)
April 14, 2011	NIS 1.73 ($0.5)	Total amount NIS 25.0 million (approximately $7.2 million

(1)	In accordance with the representative rate of exchange of the NIS to the dollar as of the date of the payment of the dividend.

(2)	Alon Holdings' share in the distribution of the dividends was approximately 80%.

Short-Term Credit from Banks and Others

The following table sets forth the principal terms of our short-term credit from banks and others:

	December 31
	2009	2010
	NIS in thousands

Bank overdrafts	493	21,825
Bank loans	101,774	408,959
Commercial paper	40,819	39,500
Current maturities of long-term loans	131,512	297,771

	274,598	768,055

Long-Term Loans from Banks and other Financial Institutions

The following table sets forth the principal terms of our long-term loans from banks and other financial institutions:

	December 31		Annual Interest Rate
	2009	2010	(1)
	NIS in thousands		%

In Israeli currency:
Linked to the Israeli CPI (2)	317,409	1,020,239	4.04
Unlinked and bearing a fixed interest rate (3)	243,324	179,846	6.49
Unlinked and bearing a variable interest rate (4)	167,500	496,845	3.72

Total	728,233	1,696,930

Less - current maturities	131,512	297,771
	596,721	1,399,159

(1) Weighted average rate as of December 31, 2010.

(2) As of December 31, 2010, includes approximately NIS 752.7 million at a weighted average interest rate of 3.59%, and approximately NIS 267.4 million at a weighted average interest rate of 5.2%.

(3) As of December 31, 2010, includes NIS 119 million at an interest rate of 5.9%, and the balance of approximately NIS 60.8 million at a weighted average interest rate of 7.65%.

 (4) As of December 31, 2010, includes approximately NIS 94 million at a weighted average interest rate of 4.31%, approximately NIS 223.8 million at a weighted average interest rate of 4.26%, the balance of approximately NIS 37.6 million at a weighted average interest rate of 4.30%, and the balance of approximately NIS 129 million at a weighted average interest rate of 2.25%.

The loans described in the table above include loans undertaken by Bee Group and its subsidiaries in an aggregate amount of approximately NIS 150.3 million, loans undertaken by BSRE in an aggregate amount of NIS 315.3 million, and loans undertaken by Dor Alon in an aggregate amount of NIS 620.3 million. These loan agreements contain undertakings by Bee Group and its subsidiaries, Dor Alon and its subsidiaries and BSRE to meet certain financial covenants. The financial covenants in Bee Group's loan agreements include a limitation on Bee Group and its subsidiaries' ability to distribute dividends. As of March 31, 2011, BSRE met the financial covenants contained in its loan agreements. As of March 31, 2011, Bee Group and its subsidiaries received a waiver in respect of the financial covenants contained in their loan agreements. As of December 31, 2010, Dor Alon met the financial covenants contained in its loan agreements.

Debentures

The following table summarizes outstanding debentures in 2009 and 2010 of the Company and of our subsidiaries, BSRE, of which we owned 78.26% of the shares as of May 31, 2011 and of our outstanding debentures in 2010 of our subsidiary, Dor Alon, of which we owned 78.38% of the shares as of May 31, 2011:

	December 31
	2009	2010
	NIS in thousands
Convertible debentures:
Issued by the Company	26,267	10,292
Issued by BSRE	115,660	117,726
Issued by Dor Alon	-	61,638
	141,927	189,656

Less - current maturities	-	71,930
	141,927	117,726

Non-convertible debentures:
Issued by the Company	211,344	316,793
Issued by BSRE	1,116,642	1,259,160
Issued by Dor Alon	-	737,942
	1,327,986	2,313,895

Less - current maturities	76,653	130,802
	1,251,333	2,183,093

In addition, Naaman, our subsidiary through Bee Group, has outstanding convertible debentures, which had principal balances of NIS 139,000 (of which NIS 45,000 were current maturities) and NIS 112,000 (of which NIS 37,000 were current maturities), as of December 31, 2009 and December 31, 2010, respectively.

Alon Holdings Debentures

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

Alon Holdings Series A Debentures

The principal of the Series A Debentures is repayable in three equal annual installments on August 5 of each of the years 2012 to 2014, and the interest is payable semi-annually.  Notwithstanding the above, under the terms of the Debentures, on August 5 of each of the years 2006, 2008 and 2010, the holders of the Series A Debentures were entitled to early redemption of the principal provided that on each of such dates we do not repay more than one third of the par value of the Series A Debentures outstanding as of that date.  No Series A Debentures have been redeemed to date.

Alon Holdings Series B Debentures

The principal of the Series B Debentures is repayable in three equal annual installments on August 5 of each of the years 2007, 2009 and 2011, and the interest is payable semi-annually.  The Series B Debentures are convertible into our ordinary shares at a conversion ratio that is subject to adjustment in the event of distribution of bonus shares and cash dividends and the issuance of rights.  As of March 31, 2011, each NIS 6.083 par value of debentures was convertible to one ordinary share of NIS 1 par value. This conversion ratio is after adjustment for cash dividends distributed from the date of issuance of the Series B Debentures until May 31, 2011. As of March 31, 2011, the remaining principal balance of the Series B Debentures was approximately NIS 2.0 million.

Other terms of the Alon Holdings Series A and Series B Debentures

The terms of the debentures (Series A and Series B) provide that in the event that our ordinary shares are delisted from trading on the Tel Aviv Stock Exchange, or TASE, and/or in the event that our ordinary shares are no longer held by the public and/or in the event that S&P-Maalot reduces our rating to BBB or lower, then within three months from one of the abovementioned events we, subject to the then prevailing law, will offer to acquire the debentures at a price equivalent to the price of debentures of the same type reflecting a return of 2.5% in excess of the return on Israeli Government debentures with an average life similar to the remaining average life of the debentures of that series as of the date of the offer, but in no event will the price exceed the adjusted carrying value of the debentures of that series.

Alon Holdings Series C Debentures

In November 2010, we issued NIS 100 million in aggregate principal amount of Series C CPI linked debentures bearing annual fixed interest of 2.5% payable in two semi-annual payments on May 4 and November 4 in each of the years 2011 to 2022. The principal will be repaid in 12 equal payments on November 4 of each of the years 2011 to 2022 (inclusive). The debentures were issued at a discount of 3.2% and for a consideration of NIS 96.8 million. All the debentures are linked (principal and interest) to the Israeli CPI, but in the event the Israeli CPI is less than the base index (index known at date of issuance), the amount of the debentures will not be adjusted below the base index. The debentures were rated A1 by the rating agency Midroog.

Ratings of Alon Holdings Debentures

 On October 1, 2009, we announced that we received from S&P Maalot a report including affirmation of "ilA+" rating for the Series A and B Debentures, while revising the outlook to negative.  In its rating, S&P Maalot stated that under the current rating it still expects us to maintain an adjusted debt to EBITDA ratio of less than 4.5.  On August 10, 2010, Midroog Ltd., an Israeli rating agency and 51% subsidiary of Moody's ("Midroog"), announced that it had applied the rating of "A1" for potential future issuances of up to NIS 500 million (approximately US$ 132.7 million) of debentures, and on September 15, 2010 that it had applied an A1 rating to our 5.9% secured debentures and its 5.9% unsecured debentures that we issued in 2003. On October 26, 2010, Standard & Poor's Maalot (an Israeli rating agency owned by Standard & Poor’s) ("Maalot") announced that it had downgraded its rating on the our 5.9% secured debentures and our 5.9% unsecured debentures from "ilA+" to "ilA-" and removed the rating from CreditWatch with negative implications where it was placed on April 26, 2010. This rating was subsequently withdrawn at the Company's request.   On October 26, 2010, we announced that we terminated our rating agreements with Maalot and that Midroog would be the rating agency that will continue to rate our debentures in the future.  On November 9, 2010 the Company issued NIS 100 million aggregate principal amount of Series C CPI linked debentures. The debentures were rated A1 by Midroog.

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

BSRE Series A Debentures

The BSRE Series A debentures are to be redeemed in four equal annual installments on August 31 of each of the years 2013 to 2016. The Series A debentures are linked (principal and interest) to the known Israeli CPI and bear interest at an annual rate of 6.25%, which is payable semi-annually.  The Series A debentures are convertible into BSRE ordinary shares from the date that they are first listed for trade on the stock exchange through August 16, 2016, except during the periods from August 17 through August 31 in each of the years 2013 to 2015. The conversion rate is subject to adjustments in the event of distribution of cash dividends.  Until August 31, 2008, the conversion was effected at the rate of NIS 96.83 par value of registered Series A debentures (following adjustments due to distributions of cash dividends) for each ordinary share of NIS 1 par value; since that date and through August 16, 2016, the conversion rate is NIS 268.71 par value of registered Series A debentures (following adjustments due to distributions of cash dividends) for each ordinary share of NIS 1 par value.

BSRE Series B Debentures

The BSRE Series B debentures are to be redeemed in four equal annual installments on August 31 of each of the years 2013 to 2016. The Series B debentures are linked to the known CPI and bear interest at an annual rate of 4.7%, which is payable semi-annually.

If, at the time of making any redemption/payment on account of the principal and of interest of the Series A or Series B debentures, it is found that the payment index is less than the base index (the CPI for July 2006), BSRE is required to make such payment according to the base index.

BSRE Series C Debentures

The BSRE Series C debentures are to be redeemed in eight non-equal annual installments on October 31 of each of the years 2011 to 2018, of which six installments each in the amount of 7.5% of the debentures' principal amount are to be redeemed on October 31 of each of the years 2011 to 2016, and two installments each in the amount of 27.5% of the debentures' principal amount are to be redeemed on October 31 of each of the years 2017 to 2018.  The Series C debentures are linked to the known CPI and bear interest at an annual rate of 4.2% which is payable semi-annually on April 30 and October 31 of each of the years 2010 to 2018.

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

BSRE Series D Debentures

The BSRE Series D Debentures are linked (principal and interest) to the Israeli CPI and bear fixed interest of 4.5%. The Debenture principal is to be redeemed in four equal annual payments, on June 30 in each of the years 2017 to 2020 (inclusive). The Debenture interest is payable in semi-annual payments on June 30 of each of the years 2011 to 2020 (inclusive) and December 31 of each of the years 2010 to 2019 (inclusive).

The terms of the debentures determine that in case Midroog Ltd. or another rating agency were to reduce the Company's rating to A3, the annual interest rate will increase by 0.35%. If the rating were to be reduced further, then the annual interest rate will increased by 0.35% multiplied by the number of notches that the Company's rating is reduced below A3.

Rating of BSRE Debentures

On July 27, 2006, S&P-Maalot rated the BSRE debentures (Series A and Series B) at "ilAA-".

On September 28, 2008, S&P-Maalot rated the BSRE debentures (Series B), with an increased principal amount of up to NIS 250 million, at "ilAA-/Stable".

On May 27, 2009, following the recent downgrading of the rating of Alon Holdings' debentures (Series A and Series B) to "ilA+/Stable", S&P-Maalot informed BSRE that it had placed BSRE's debentures (Series A and Series B) on "credit watch negative".  On October 7, 2009, S&P-Maalot removed BSRE's debentures (Series A and Series B) from "credit watch negative" and downgraded the rating on the debentures (Series A and Series B) to "ilA+/Negative" and rated up to a principal amount of NIS 300 million Series C debentures "ilA+/Negative".  S&P-Maalot believes that there is a significant correlation between the rating of our debentures and the rating of BSRE's debentures due to our significant holdings in BSRE (78.5% at the time of the S&P-Maalot notice) and due to the fact that we are a major lessee of BSRE's properties (our lease payments to BSRE generated approximately 85% of BSRE's rental income in 2009).

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

Dor Alon Debentures

In accordance with a prospectus published on May 29, 2005, Dor Alon issued approximately NIS 325 million principal amount of Series A convertible debentures and NIS 200 million principal amount of Series B debentures.

During 2006, Dor Alon issued an additional issuance of NIS 385 million principal amount of Series B debentures, which represented an increase of the Series B issue, and its terms are identical to the terms of the original Series B issue listed on the  Tel Aviv stock exchange.

In September 2009, Dor Alon completed a public issuance of a principal amount of NIS 220 million (before issuance costs) of Series C and Series D debentures.

In October 2004 a subsidiary of Dor Alon, Dor Energy Debenture Issue 1 Ltd. (hereafter – Dor Debenture Issue), issued debentures with a principal amount of NIS 74 million to institutional investors at their par value.

In May 2005, Dorgas Batuchot Ltd. issued debentures with a par value of NIS 98 million.

Dor Alon Series A Debentures

The Series A Convertible Debentures are linked to the Israeli CPI (both principal and interest), bear an annual interest of 5%, and were convertible  until May 15, 2011 into registered shares of NIS 1 par value of Dor Alon. The conversion ratio is adjusted for the issue of bonus shares and cash dividends, as well as for rights issues. The conversion ratio as at December 31, 2010 was NIS 81.83.

The difference between the consideration that was related to the liability component at the time of issue, after the reduction of issue costs and the principal amount of the issue, reflecting the discount, is amortized over the term of the debentures using the effective interest rate basis. The total issue costs for the debentures amounted to NIS 12,659 thousand. The effective interest rate of the debentures, taking the above issue costs into account, is an annual rate of 10.13%.

Dor Alon Series B Debentures

The Dor Alon Series B Debentures are linked (principal and interest) to the Israeli CPI. The interest of 5% per annum is repayable in semi-annual installments on May 31 and November 30 until May 2015.

The difference between the consideration that was related to the liability component at the time of issue, after the reduction of issue costs and the principal amount of the issue, reflecting the discount, is amortized over the term of the debentures using the effective interest rate basis. The total issue costs for the debentures amounted to NIS 8,034 thousand.  The effective interest rate of the debentures, taking the above issue costs into account, is an annual rate of 6.65%.

Dor Alon Series C Debentures

The Dor Alon Series C Debentures bear the interest rate of Israeli government bonds (No. 817) plus 2.25%. The interest is paid in quarterly installments up to December 2017. The principal is repayable in semi-annual installments on June 1 and December 1 over five years starting 2013, with NIS 16,200 payable each year.

Dor Alon Series D Debentures

Dor Alon Series D Debentures bear a fixed annual interest rate of 6.65%, payable in quarterly installments up to December 2016. The principal is repayable in equal semi-annual payments on June 1 and December 1 from 2013 to 2016, with NIS 34,750 thousand payable each year.

Dorgas Batuchot Ltd. Debentures

 These debentures are linked (principal and interest) to the Israeli CPI. The debentures bear a fixed annual interest rate of 4.95%.

Dor Debentures

Dor Debentures issued  two series of debentures to institutional investors:

Series 1 in a total amount of NIS 13 million for a period of 12 years, with the principal repaid in semi-annual equal payments on April 20 and October 20 for each of the years 2005 to 2016 (inclusive).

Series 2 in a total amount of NIS 62 million for a period of 15 years, of which NIS 27 million in principal amount is payable  in 15 annual payments on April 20 of the years 2005 to 2019 (inclusive) and the balance of NIS 35 million  in principal amount is payable in one payment on October 20, 2019. The interest on the principal amount of NIS 27 million is payable annually in the years 2005 to 2019 (inclusive) on April 20 and the interest on the principal amount of NIS 35 million is payable semi-annually on April 20 and October 20 for the years 2005 to 2019 (inclusive). The debentures are linked to the Israeli CPI and bear annual interest of 6.45%.

Rating of Dor Alon Debentures

As of December 31, 2010, Dor Alon's Series A and B Debentures were unrated and Series C and D Debentures were rated A2 with a stable outlook, Dorgas Batuchot Debentures were rated Aa2, and the Dor Debentures  were rated A-.
For additional information on charges pertaining to the collateralized long-term loans, see note 19 to our consolidated financial statements.

Commitments for Capital Expenditures

As of December 31, 2010, we had entered into agreements for investments in fixtures, equipment and leasehold improvements in the total amount of approximately NIS 36 million, or $10.4 million.  We intend to finance these investments from cash generated by our operations and from loans from banks or other financial institutions.

In addition, we have commitments under our agreements with the Wholesale Market Company which were signed on June 3, 2010 and which were approved by the Israeli Minister of the Interior on July 11, 2010. For further information regarding our agreement with the Wholesale Market Company, please see "Item 7. Major Shareholders and Related Party Transactions – Agreement with the Wholesale Market Company."  We intend to finance these investments from cash generated by our operations and from loans from banks or other financial institutions. In addition, in connection with our acquisition from Alon of all of Alon's approximately 80% holdings in Dor Alon, we issued to Alon an aggregate of 20,327,710 ordinary shares of Alon Holdings. See “Item 7. Major Shareholders and Related Party Transactions – Proposed Acquisition of Controlling Share in Dor-Alon Energy In Israel (1988) LTD."

C.	Research and Development, Patents and Licenses.

Not applicable.

D.	Trend Information.

Based on data published by the Israeli Central Bureau of Statistics of the retail sales of food, drinks and tobacco in Israel, we estimate that approximately 36% of the total retail sales of food, beverages and tobacco in Israel in 2010 was made by the two large chains and approximately 46% of the estimated retail sales made by supermarkets, groceries and mini-markets in Israel in 2010 was made by the two large chains - a percentage that is considerably lower than the estimated market shares of the major supermarkets prevailing in Europe and the United States.

Accordingly, we believe that there is an opportunity for us to grow correspondingly with the general growth of the supermarket sector in Israel.  In addition, we believe that we have an opportunity to grow in locations where we do not have a strong presence and in particular in the northern part of the country and in the Jerusalem area.

The food retailing industry has been subject to increased competition in recent years.  Since the 2005 merger between Shufersal and ClubMarket, another major chain, we have faced a larger competitor, many of whose stores are characterized by the every day sale of products at low prices. We estimate that our market share of the total retail market of food, beverages and tobacco was 14.3% in 2010 compared to 14.5% in 2009. The market share of the other major competitor, Shufersal, based on its financial reports was approximately 22.7% of the total retail market of food, beverages, and tobacco in 2010, compared to 23% in 2009 (this calculation is based on the estimate of the Central Bureau of Statistics of the total retail market for food, beverages and tobacco, and our estimate for market growth of 2% in 2010).In addition, as a result of consumers’ focus on the price of products, in recent years we and our competitors have established or expanded low-price and hard discount store formats. In 2010, very low-priced smaller supermarket chains continued to aggressively increase their market share and expand their presence in selected areas in Israel, often geographically beyond their original location.  The increased competition has led to increased downward pressure on prices.

The global economic crisis and the resulting slowdown in the Israeli economy has impacted the food retail market by affecting the buying patterns of our customers, as more customers are shifting their purchases to low-price and hard discount stores, which have a lower profit margin.  In response to these trends, in August 2007, we launched our Mega In Town store format to offer discount prices in neighborhood stores.  In addition, in December 2008 we launched our Mega Bool heavy discount store format as well as our "Mega" line of private label goods that are sold in our "Mega Bool", "Mega In Town" and "Mega" stores. We expect to continue to expand our low-price and hard discount store formats and our sales of products under our "Mega" private label in 2011 in an effort to increase our market share.

In addition, during 2009, we launched a new membership card and a new "You" Diners Club and MasterCard credit card as part of our "You" loyalty club, which is designed to increase consumer traffic and encourage customers to patronage our stores. In June 2011, we celebrated the achievement of the millionth You loyalty club customer.

In the past few years, we have witnessed a global trend of supermarkets specializing in organic and health products.  In response to this trend, we purchased Eden Teva in October 2007, which operates a leading supermarket chain in Israel offering organic/health products. In 2009, we expanded the Eden Teva chain and it now includes eleven stores. During 2010, we began implementing the second stage of our strategy to establish our Eden Teva format as the leader in Israel's organic/health food market by establishing Eden Teva branches within our existing large store formats under the concept of a "store within a store". In August 2010, we launched our first “Eden in Mega” store as part of our new Eden Teva store format.

In order to compete effectively in the food retailing market we believe we must identify new store locations and opportunities to expand and improve existing store locations.  However, sales in new stores or in expanded or improved existing stores may increase at the expense of sales in other existing stores of ours due to geographical proximity.  As the supermarket industry grows, the likelihood that sales of one store will adversely affect the sales of a nearby store increases.

In 2010, we opened seven new stores and closed four stores to compete in selective areas in which we did not believe we had sufficient market presence, and we converted 2 Mega stores into Mega In Town stores. We also converted 4 "Mega" and "Shefa Shuk" stores to the new brand “Mega Bool”. In addition, we plan to continue to remodel some of our supermarkets to give them a more “upscale” orientation, offering improved product selection and increased focus on customer service.

In 2011, we plan to open approximately 11 additional supermarkets, totaling approximately 11,100 square meters of store space, in localities whose populations are currently under-served by supermarkets or in localities in which we do not have sufficient market presence. In addition, in 2011, we plan to convert approximately 11 "Mega" supermarkets stores into "Mega Bool" stores. In 2011, until May 31, 2011, we opened four supermarket stores.

In 2011, we are taking action to further increase our market share of “Non-Food” and “Near-Food” products and to offer a wider selection of these products to consumers in our stores with the goal of increasing the portion of our customers’ overall shopping needs that are addressed in our stores. In addition, we intend to continue our expansion into the stand alone Non Food stores market by opening approximately 10 additional self-operating stores and one additional store operated by franchisees and to capitalize on potential synergies and an internal reorganization in order to improve our operating efficiency. In 2011, until May 31, 2011, we opened three self operating stores and one store operated by franchisees.

In 2011, in order to improve our market share, we are looking to further broaden the variety of products offered under our private label and to improve our distribution capabilities by investing in a new distribution center.

E.	Off-Balance Sheet Arrangements.

None.

F.	Tabular Disclosure of Contractual Obligations.

The following table sets forth certain information concerning our obligations and commitments to make future payments under contracts, such as debt and lease agreements:

	Expected Maturity (NIS in thousands)
	2011	2012	2013	2014	2015	2016	2017 and thereafter	Total

Long term loans from banks (1)	297,771	264,788	186,293	132,081	114,265	59,127	642,607	1,696,930
Non Convertible Debentures issued by the Company (2) (3) (4)	8,364	86,003	86,003	86,003	8,364	8,364	50,188	333,289
Convertible Debentures issued by the Company (2) (5)	2,330	-	-	-	-	-	-	2,330
Non-Convertible Debentures issued by BSRE (6) (7)	23,057	23,057	240,281	240,281	240,281	240,281	281,169	1,288,407
Convertible Debentures issued by BSRE (6) (7)	-	-	28,029	28,029	28,029	28,028	-	112,115
Non-Convertible Debentures issued by Dor Alon (8) (9)	86,727	77,884	128,924	129,062	129,208	60,966	94,960	707,731
Convertible Debentures issued by Dor Alon (8) (9)	61,017	-	-	-	-	-	-	61,017
Loan from related party	-	129,000	-	-	-	-	-	129,000
Short term credit from banks (10)	430,784	-	-	-	-	-	-	430,784
Commercial paper (11)	39,500	-	-	-	-	-	-	39,500
Purchase Obligations	72,430	-	-	-	-	-	-	72,430
Non-cancelable Long term leases	320,104	307,326	265,254	222,173	192,418	68,385	729,185	2,104,845
Total contractual cash obligations	1,302,584	888,055	934,780	837,625	712,565	465,152	1,798,117	6,938,879

(1)
The table above does not include payments of interest on our long-term loans because the actual interest payments on most of the loans are dependent on variable parameters, such as changes in the Israeli CPI, or variable interest rates which cannot be predicted at the date of this report. Without taking into account any changes in the Israeli CPI or changes in foreign currency rates and assuming the relevant variable interest rate will remain at its level as it was as of December 31, 2010 (5.2% per annum), interest payments on the long-term loans (in thousands) would be NIS 69,329 in 2011, NIS 53,755 in 2012, NIS 39,140 in 2013, and NIS 32,168 in 2014, NIS 26,764 in 2015, NIS 92,847 in 2016 and beyond.

(2)
These debentures bear interest at an annual rate of 5.9% and are linked (principal and interest) to the Israeli CPI, but in the event the Israeli CPI is less than the base index (index known at date of issuance), the amount of debentures will not be adjusted below the base index. Without taking into account any changes to the Israeli CPI, interest payments on the Non-Convertible Debentures (in thousands) would be NIS 13,741 in 2011, NIS 13,779 in 2012, NIS 9,161 in 2013, NIS 4,580 in 2014.  Without taking into account any changes to the Israeli CPI, based on the principal amount of the Convertible Debentures as of March 31, 2011 and assuming no additional conversion of debentures, interest payments on the Convertible Debentures (in thousands) would be NIS 91 in 2011.  The table above does not include payments of interest on our debentures because the actual interest payments on these debentures will depend on changes in the Israeli CPI, which cannot be predicted at the time of this report.

(3)
These debentures bear interest at an annual rate of 2.5% and are linked (principal and interest) to the Israeli CPI but in the event the Israeli CPI is less than the base index (index known at date of issuance), the amount of debentures will not be adjusted below the base index. Without taking into account any changes to the Israeli CPI, interest payments on the Non-Convertible Debentures (in thousands) would be NIS 2,475 in 2011, NIS 2,307 in 2012, NIS 2,091 in 2013, NIS 1,882 in 2014, and NIS 1,673 in 2015, NIS 5,861 in 2016 and beyond. The table above does not include payments of interest on our debentures because the actual interest payments on these debentures will depend on changes in the Israeli CPI, which cannot be predicted at the time of this report. The principal is repayable in twelve equal annual installments on November 4 of each of the years 2011 to 2022 (inclusive).

(4)	The principal is repayable in three equal annual installments on August 5 of each of the years 2012 to 2014.

(5)	Under the terms of these debentures, the principal is repayable in three equal installments on August 5 of each of the years 2007, 2009, and 2011.

(6)
The Non-Convertible Debentures and the Convertible Debentures (Series A, Series B Series C and D)  bear interest at an annual rate of 6.25%, 4.7%, 4.2% and 4.5%, respectively, and are linked (principal and interest) to the Israeli CPI, but in the event the Israeli CPI is less than the base index (index known at date of issuance), the amount of debentures will not be adjusted below the base index. Without taking into account any changes to the Israeli CPI, interest payments on the Non-Convertible Debentures (in thousands) would be NIS 58,794 in 2011, NIS 57,984 in 2012, NIS 56,867 in 2013, NIS 45,679 in 2014, NIS 34,501 in 2015, and NIS 44,110 in 2016 and beyond. Without taking into account any changes to the Israeli CPI, based on the principal amount of the Convertible Debentures as of December 31, 2010 and assuming no additional conversion of debentures, interest payments on the Convertible Debentures (in thousands) would be NIS 7,007  in 2011, NIS 7,026 in 2012, NIS 7,007 in 2013, and NIS 5,255 in 2014, NIS 3,504 in 2015 and NIS 1,757 in 2016.  The table above does not include payments of interest on our debentures because the actual interest payments on these debentures will depend on changes in the Israeli CPI, which cannot be predicted at the time of this report.

(7)
The principal of the debentures (Series A and Series B) are repayable in four equal annual installments on August 31 of each of the years 2013 to 2016. The principal of the debentures (Series C) is repayable in eight non-equal annual installments on October 31 of each of the years 2011 to 2018 (inclusive), where six installments each constituting 7.5% of the amount of the principal of the debentures would be paid on October 31 of each of the years 2011 to 2016 and two installments each constituting 27.5% of the amount of the principal of the debentures would be paid on October 1 of each of the years 2017 and 2018. The principal of the debentures (Series D) is repayable in four equal annual installments on June 30 of the years 2017 to 2020.

(8)
The Non-Convertible Debentures and the Convertible Debentures (Series B, Series C, Series D, DorGaz and Dor Bonds)  bear interest at an annual rate of 5%, 4.29%, 6.65%, 4.95% and 6.45%, respectively, and Series B linked (principal and interest) to the Israeli CPI, but in the event the Israeli CPI is less than the base index (index known at date of issuance), the amount of debentures will not be adjusted below the base index and Series C bears interest of government bonds+2.25%. Without taking into account any changes to the Israeli CPI and interest of government bonds, interest payments on the Non-Convertible Debentures (in thousands) would be NIS 36,122 in 2011, NIS 32,209 in 2012, NIS 27,353 in 2013, NIS 20,318 in 2014, NIS 13,268 in 2015, NIS 19,752 in 2016 and beyond.   Without taking into account any changes to the Israeli CPI, based on the principal amount of the Convertible Debentures as of December 31, 2010 and assuming no additional conversion of debentures, interest payments on the Convertible Debentures (in thousands) would be NIS 1,521 in 2011.  The table above does not include payments of interest on our debentures because the actual interest payments on these debentures will depend on changes in the Israeli CPI and interest of government bonds, which cannot be predicted at the time of this report.

(9)
The principal of the debentures (Series A) is repayable in 14 semiannual installments on May 31 and November 30 of each of the years 2005 to 2011 (inclusive). The principal of the debentures (Series B) is repayable in 22 semiannual installments on May 31 and November 30 of each of the years 2005 to 2015 (inclusive). The principal of the debentures (Series C) is repayable in 36 installments four times a year on the first of December, March, June and September of each of the years 2009 to 2017. The principal of the debentures (Series D) is repayable in 32 installments four times a year on the first of December, March, June and September of each of the years 2009 to 2016.

(10)	The table above does not include interest on our short term credit from banks (2010: 3.9%- per year).

(11)
On June 30, 2009, the Company issued commercial paper to institutional investors in an amount of NIS 40 million for a period of four years. The commercial paper bears annual interest at a variable rate equal to the Bank of Israel Interest Rate plus 1.5%, payable semi-annually beginning on December 30, 2009.  The average annual interest rate for the six months ended December 31, 2010 was 3.11%. Therefore, the table above does not include the amount of interest on commercial paper.  The principal of the commercial paper is repayable every six months at the demand of the holders, but in any event, the last repayment date of the principal will be June 28, 2013. During 2010 the Company redeemed NIS 500 thousand par value of the Commercial Paper.

*	The table above does not include severance payment obligations because the actual severance payments will depend on the dates of payment, which cannot be predicted at the time of this report.

**	The table above does not include a provision for uncertain tax positions in the amount of 4.8 million.

ITEM 6.           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management.

The following table lists the name, age and position of the directors and senior management of Alon Holdings and three officers of our subsidiaries as of June 15, 2011.

Name	Age	Position

David Wiessman (1)	55	Executive Chairman of the Board of Directors and Chief Operating Decision Maker (CODM)
Yitzhak Bader	65	Director
Shlomo Even	54	Director
Diana Bogoslavsky	52	Director
David Alphandary (2) (3)	76	Director
Uzi Baram (1) (2) (3)	74	Director
Avraham Meron (2)	72	Director
Zeev Vurembrand	60	Chief Executive Officer of Alon Holdings and of Mega Retail
Dror Moran	43	Vice President and Chief Financial Officer and General Manager of "You" Club
Ortal Klein	42	Corporate Secretary
Moshe Shatz	63	Head of Human Resources Division
Odelia Levanon	48	Head of Information Technology Division
Zeév Stein	57	Chief Executive Officer of Blue Square Real Estate Ltd.
Shmuel Antzel	54	Chief Executive Officer of Bee Group
Israel Yaniv	64	Chief Executive Officer of Dor Alon

(1) Member of the Compensation Committee.
(2) Member of the Audit Committee.
(3) External directors.

David Wiessman has served as our CODM since April 2011 and as our Executive Chairman of our board of directors since November 15, 2005. Mr. Wiessman is also the Chairman of the board of directors of Mega Retail since March 12, 2007 and the Chairman of the board of directors of BSRE since December 21, 2005.  In addition, Mr. Wiessman is currently the President and Chief Executive Officer of Alon Israel Oil Company Ltd. and President and Active Joint Chairman of the Board of Directors of Dor-Alon Energy In Israel (1988) LTD., Chief Executive Officer of Bielsol Investments (1987) Ltd., Chairman of the board of directors of Alon Retail, Executive Chairman of Alon U.S.A. Energy, Inc., Director of Alon Natural Gas Explorations Ltd and Rosebud Real Estate Ltd., and holds director and/or officer positions in other companies affiliated with the foregoing Alon entities, both in Israel and the United States. In addition, Mr. Wiessman also serves as a director in other companies not affiliated with Alon Israel Oil Company Ltd., or with Alon USA Inc. Mr. Wiessman is a member of the Compensation Committee of Alon Holdings.

Yitzhak Bader has served as our director from June 2003.  Mr. Bader is currently Chief Executive Officer of Granot, a purchasing organization of the kibbutzim. He is also Chairman of the board of directors of Alon Israel Oil Company Ltd. and Joint Chairman of Dor-Alon Energy In Israel (1988) LTD., and a director in the following companies: Alon Retail, Mega Retail, Alon Natural Explorations Ltd., Dor Alon Retail Sites Management Ltd., Dor Alon Gas Technologies Ltd., Alon USA Energy, Inc., Alon USA Operating, Inc., Alon USA GP, LLC, Alon USA Capital Inc., Alon Assets Inc., Alon USA Inc., BSRE, Pri-Gat Ltd., Rimon Counseling and Management of Services Ltd., Meiram Water and Infrastructures Ltd., various entities under control of Granot, and One Technologies Software (ASD) Ltd.

Shlomo Even has served as our director since June 2003.  Mr. Even is currently a certified accountant and partner of the accounting firm of Tiroshi Even, and a director of the following companies: Super Sol Bielsol Investments Ltd., Alon Israel Oil Company Ltd., Dor-Alon Energy In Israel (1988) LTD., Rosebud Real Estate Ltd., Alon Natural Explorations Ltd.,  Dor Alon Retail Sites Management Ltd., Alon USA Energy Inc., Alon USA Operating Inc.,  Alon USA GP LLC, Alon USA Capital Inc., Alon Assets Inc. and Alon USA Inc. Mr. Even holds a B.A. degree in Accounting and Economics from Bar-Ilan University.

Diana Bogoslavsky has served as our director since March 2006. She has served as the Chief Executive Officer of Mishkei Emek Hayarden and the Regional Plants since 2005. From 1996 to 2004, Ms. Bogoslavsky served as Manager of the Economic Department of Brit Hapikuach (the Supervision Alliance). From 2000 to 2004, Ms. Bogoslavsky also served as a member of the management of Brit Hapikuach and as the Chairman of the board of directors of Jenny Company, a subsidiary of Brit Hapikuach. From 1993 to 1996, Ms. Bogoslavsky served as Bank Mizrahi representative in Argentina. Ms. Bogoslavsky currently serves as a director in the Union of the Kibbutzim Industry, in Dor-Alon Energy In Israel (1988) LTD, and Alon Natural Gas Explorations Ltd. and in several others companies. Ms. Bogoslavsky holds a Masters degree in Economics and Business Management (specializing in financing) and B.A. in Economics and Administration from Midreshet Rupin in the Hefer Valley in Israel.

David Alphandary has served as our external director since March 2006. He currently serves as an independent consultant to the retail industry. From 1991 to 1999, Mr. Alphandary served as President and Chief Executive Officer of Shufersal Ltd. and from 1982 to 1991 as Vice President to Shufersal. From 1976 to 1982, Mr. Alphandary served as President of Carmel Carpeting Industry in Ceasaria, Israel. He currently serves as a director of Yafora Tavori Ltd. Mr. Alphandary holds a degree in Public Administration from the Hebrew University in Jerusalem. Mr. Alphandary is a member and the Chairman of the Audit Committee of Alon Holdings.

Uzi Baram has served as our external director since March 2006. He served as a member of Israel’s parliament, the Knesset, from 1977 to 2001. He served as the Minister of Tourism of Israel from 1992 to 1996, and from February 1993 to August 1995 he served as the Minister of Interior Affairs of Israel. He currently serves as a director of Master Plan, a company for strategic communication consulting, and of Bank Otsar Ha-Hayal. Mr. Baram holds a degree in Political Sciences and Sociology from the Hebrew University in Jerusalem. Mr. Baram is a member of the Audit Committee and the Compensation Committee of Alon Holdings.

Avraham Meron has served as our director and member of the audit committee since August 20, 2007. Mr. Meron is currently an independent advisor and is an external director in Africa Israel Properties Ltd., a director in Discount Mortgage Bank Ltd., a member of the investments committee in Clal Finance group, and a director in A.I. America Israel Investments Ltd. For a period of 13 years, until October 2005, Mr. Meron served as senior vice president-finance of Africa Israel Investments Ltd.  Mr. Meron also served as a director of Africa Israel’s subsidiaries, including Alon Oil Company group, the controlling shareholder of Alon Holdings. Mr. Meron is a CPA and holds a degree in Accounting from the Hebrew University of Jerusalem.

Zeev Vurembrand has served as our Chief Executive Officer and as the Chief Executive Officer of Mega Retail since March 2008. From September 2007 to February 2008, Mr. Vurembrand served as the Deputy to the Chief Executive Officer of The Phoenix Holding Ltd., and as the Chief Executive Officer of the Phoenix Investment and Finance Ltd.  From 2002 to 2007 Mr. Vurembrand served as the Chief Executive Officer (and as the Chairman of the board of directors of various subsidiaries) of Clalit Health Services Group. Mr. Vurembrand also serves as a director and the chairman of the balance sheet committee of Israel Discount Bank Ltd., and as a director in U-Bank in Israel. Mr. Vurembrand holds a B.Sc. degree in Industrial Engineering and Management from the Technion (the Israeli Institute of Technology).

Dror Moran has served as our Vice President and Chief Financial Officer, since July 2006, and the General Manager of "You" Club, since June, 2009.  Mr. Moran is a CPA and received a Bachelor of Business, Accounting and Finance from the College of Management Academic Studies in Tel Aviv.  Mr. Moran was employed by Alon Holdings between 1997 and 2005 and his last position with Alon Holdings was Deputy CFO.  Between April 2005 and June 2006, Mr. Moran served as Chief Financial Officer and as Deputy CFO of InSightec Ltd., a high-tech company.

Ortal Klein, Adv. has served as our Corporate Secretary since March 2011.  Ms. Klein has also served as the General Counsel and Corporate Secretary of Alon Israel Oil Company since May 1997 and the General Counsel and Corporate Secretary of Dor Alon and its subsidiaries since 2000. Ms. Klein holds a LLB from Tel Aviv University and a LLM in commercial Law from Bar Ilan University.

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

Odelia Levanon has served as our Head of Information Technology Division since April 2000.  From 1998 to 2000, Ms. Levanon served as assistant director general for system integration in Amigur.  From 1996 to 1998, Ms. Levanon was a consultant engaged in the establishment process of Data Warehouse and is an external lecturer in Business Administration and Exact Sciences at Tel Aviv University. Between the years 1983 and 1996, Ms. Levanon served in the Israeli army. During her army service between the years 1983 and 1994, Ms. Levanon managed the establishment of large systems in a heterogeneous surrounding. From 1994 to 1996, Ms. Levanon managed the computerization of the five draft centers of the Israeli Army, a project that won the Adams prize for management information systems. Ms. Levanon has an M.Sc. degree in computer science, a B.Sc. degree in mathematics and computer science, and also is a lecturer and a candidate for a doctorate in business school.

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

Shmuel Antzel has served as the Chief Executive Officer of Bee Group since September 2008. From 1995 to 2007, Mr. Antzel served as the Chief Executive Officer of Ten Petroleum Company Ltd.  Between 1994 and 1995, Mr. Antzel served as the Chief Executive Officer of Prostiv Ltd.

Israel Yaniv has served as the Chief Executive Officer of Dor Alon since 2000. From 1997 until 2000 Mr. Yaniv served as Chief Executive Officer of SuperGaz Ltd. Mr. Yaniv holds a BSc and MSc in Chemical Engineering from the Technion in Haifa.

Arrangements for the Election of Directors

As of May 31, 2011, Alon, directly and indirectly through Alon Retail, owned approximately 73.38% of our outstanding ordinary shares. So long as Alon continues to own beneficially more than 50% of our outstanding ordinary shares and voting power, it will be able to control the outcome of matters requiring shareholder approval that do not require a special majority, including the election of all Alon Holdings directors, other than Alon Holdings two external directors. Under a recent amendment of the Companies Law the initial election of the external directors  requires that at least a majority of the votes of the shareholders who are not controlling shareholders and do not have a personal interest in the appointment (excluding a personal interest which did not result from the shareholder’s relationship with the controlling shareholder) who participate in the vote, vote for their nomination (without taking into account abstentions), or that the total number of shares voted against the proposal by shareholders without a personal interest does not exceed two percent of the aggregate voting rights in the company.

B.	Compensation.

The following table sets forth the aggregate compensation we paid or accrued on behalf of all persons who served as Alon Holdings directors or senior management for services they rendered Alon Holdings and its subsidiaries, for the year ended December 31, 2010. The table also takes into account those individuals employed by Dor Alon in 2010 from date of the acquisition by Alon Holdings of approximately 80%  of the shares of  Dor Alon.   The table also includes compensation to individuals who ceased to serve as directors or executive officers during the year.

	Salaries, fees, expenses, directors’ fees, commissions and bonuses	Pension, retirement and similar benefits
	(in thousands)	(in thousands)
All directors, senior management and Acting Chairman as a group	$6,774 (NIS 24,041)	$241(NIS 854)

In addition, we recorded the sum of approximately NIS 3 million, or $0.9 million, in 2010 as a compensation cost related to the options granted to our senior management under our share option plan.  In April 2008, we agreed to pay to each director (including our external directors and expert external directors) other than the Chairman of the board of directors, the sum of NIS 97,500 per year and a meeting attendance fee of NIS 3,660, which amounts are equivalent to the amounts allowed to be paid to external directors of companies of comparable size under the second, third and fourth supplements to the Companies Regulations. The fees referred to above will be adjusted from time to time based on changes to the Israeli Consumer Price Index in the same manner as the fees described in the Regulations are adjusted. The directors would also be entitled to reimbursement of expenses incurred by them in connection with their service as directors.

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

BSRE paid to its CEO, Mr. Zeev Stein, for the year 2010 a total payment which cost BSRE approximately NIS 1,840,000 (including an annual bonus). Under his employment agreement, Mr. Stein is entitled to a salary and customary fringe benefits, including a car lease and social benefits. In addition, Mr. Stein is entitled to severance compensation in excess of that which is required under law (200% of required severance in the case of dismissal and 175% of required severance in case of voluntary termination by Mr. Stein).  Mr. Stein also serves as Deputy CEO of Dor Alon, a subsidiary of Alon, our controlling shareholder.  The scope of Mr. Stein's position in Dor Alon is limited to 25% and to the extent that such position does not place him in conflict of interest with BSRE.  As part of this arrangement, the scope of Mr. Stein's position as CEO of BSRE is limited to 75% and does not include a fixed hour requirement.

Dor Alon paid to its CEO, Mr. Israel Yaniv, for the year 2010 a total payment which cost Dor Alon approximately NIS 2,140,000 (including an annual bonus). Under his employment agreement, Mr. Yaniv is entitled to an annual bonus equal to no more than eight monthly salaries, at the discretion of Dor Alon's board of directors. In the event of termination of Mr. Yaniv's employment with Dor Alon, he is entitled to a notice period of 10 months and to a severance package equal to one and a half months' salaries for every year of employment, other than in those situations where Dor Alon would not be required to pay severance under the law.

In March 2008, the Company granted 2,200,000 options to executive officers with an exercise price of NIS 39.06 (unlinked) per share, in May 2008, the Company granted 140,000 options to executive officers with an exercise price of NIS 39.06 (unlinked) per share, in August 2008, the Company granted 100,000 options to managers with an exercise price of NIS 39.06 (unlinked) per share, in March 2010, the Company granted 20,000 options to executive officers with an exercise price of NIS 41.55 (unlinked) per share and in March 15, 2010, the Company granted 274,000 options to managers with an exercise price of NIS 41.55 (unlinked) per share. In March 2011, the Company granted 290,000 options to key management with an exercise price of NIS 36.51 (unlinked) per share.

The vesting periods for the options are 66.7% at the end of two years from the date of grant and the remaining 33.3% at the end of three years from the date of grant. The options issued to executive officers and managers may be exercised during the six month period from the end of the vesting period, and options not exercised during this period will expire. As of March 2011, 3,466,936 options out of the 2008 plan had been exercised.

In January 2010, our controlling shareholder, Alon, granted an option to D.B.W Investments Ltd. a company controlled by Mr. David Weissman, Alon's president and our Executive Chairman of the Board, to purchase 766,020 of our shares held by Alon, representing approximately 1.72% of our outstanding shares, as of March 31, 2011.  The option is exercisable in five equal portions at the end of each calendar year from 2010 until 2014 and for a period of 18 months from the time each portion  vests.

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

Pursuant to the Israeli Companies Law, 1999, one may not be elected and may not serve as a director in a public company if he or she does not have the required qualifications and the ability to dedicate an appropriate amount of time for the performance of his duties as a director in the company, taking into consideration, among other things, the special needs and size of the company. In addition, a public company may convene an annual general meeting of shareholders to elect a director, and may elect such director, only if prior to such shareholders meeting, the nominee declares, among other things, that he possess all of the required qualifications to serve as a director (and lists such qualifications in such declaration) and that he has the ability to dedicate an appropriate amount of time for the performance of his duties as a director of the company.

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

Independent and External Directors

Israeli Companies Law Requirements

We are subject to the provisions of the Israeli Companies Law. The Minister of Justice has adopted regulations exempting companies, like Alon Holdings, whose shares are traded outside of Israel, from some provisions of the Israeli Companies Law.

Under the Israeli Companies Law, companies incorporated under the laws of Israel whose shares are either (i) listed for trading on a stock exchange or (ii) have been offered to the public in or outside of Israel, and are held by the public (Public Company) are required to appoint at least two external directors.  The Israeli Companies Law (including in a recent amendment), provides that a person may not be appointed as an external director if the person is a relative of the controlling shareholder or if the person or the person’s relative, partner, employer, someone to whom he is subordinated directly or indirectly or any entity under the person’s control, has, as of the date of the person’s appointment to serve as external director, or had, during the two years preceding that date, any affiliation with us, any entity controlling us, any relative of our controlling shareholder or any entity in which, currently or within the two years preceding the appointment date, the controlling shareholder was the company or the company's controlling shareholder; and in a company without a controlling shareholder or without a shareholder holding 25% or more of the voting rights in the company – any affiliation to the chairman of the board of directors, to the general manager (Chief Executive Officer), to a shareholder holding 5% or more of the company's shares or voting rights, or to the senior financial officer as of the date of the person’s appointment.   The term “affiliation” includes:

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis;

•	control; and

•	service as an office holder, other than service as a director who was appointed in order to serve as an external director of a company when such company was about to make an initial public offering.

Without derogating from the above, a person may not serve as an external director if the person or the person’s relative, partner, employer, someone to whom he is subordinated directly or indirectly or any entity under the person’s control has business or professional relationship with an entity which an affiliation with is prohibited as detailed above, even if such relationship are not on a regular basis (excluding negligible relationship). In addition, a person who received compensation other than the compensation permitted by the Israeli Companies Law, may not serve as an external director.

Regulations under the Israeli Companies Law, provide for various instances and kinds of relationships in which an external director will not be deemed to have “affiliation” with the public company for which (s)he serves, or is a candidate for serving as an external director.

No person can serve as an external director if the person’s position or other business create, or may create, a conflict of interests with the person’s responsibilities as an external director or may impair his ability to serve as a director.  Until the lapse of two years from termination of office, a company, its controlling shareholder, or a company controlled by him may not engage an external director, or his spouse, or his child to serve as an office holder and cannot employ or receive services for consideration from that person and may not grant such person any benefit either directly or indirectly, including through a corporation controlled by that person.

Under the Companies Law, a public company is required to appoint as an external director, a person who has "professional expertise" or a person who has "financial and accounting expertise," provided that at least one of the external directors must have "financial and accounting expertise.". Under regulations, a director having financial and accounting expertise is a person who, due to his or her education, experience and qualifications is highly skilled in respect of, and understands, business-accounting matters and financial reports in a manner that enables him or her to understand in depth the company’s financial statements and to stimulate discussion regarding the manner in which the financial data is presented. Under the regulations, a director having professional expertise is a person who has an academic degree in either economics, business administration, accounting, law or public administration or an academic degree in an area relevant to the main business sector of the company or in a relevant area for the board position, or has at least five years experience in a senior management position in the business of a corporation with a substantial scope of business, in a senior position in the public service or a senior position in the field of the company’s business.

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

External directors are to be elected by a majority vote at a shareholders’ meeting, provided that either (1) the majority of shares voted at the meeting, including at least a majority of the votes of the shareholders who are not controlling shareholders (as defined in the Israeli Companies Law) and do not have a personal interest in the appointment (excluding a personal interest which did not result from the shareholder’s relationship with the controlling shareholder), vote in favor of the election of the director without taking abstentions into account; or (2) the total number of shares of non-controlling shareholders voted against the election of the external director does not exceed two percent of the aggregate voting rights in the company.

The initial term of an external director is three years and may be extended for two additional three-year terms under certain circumstances and conditions.  Nevertheless, Regulations under the Israeli Companies Law provide that companies, like Alon Holdings (whose shares are listed for trading both on the Tel Aviv Stock Exchange and on the New York Stock Exchange), may appoint an external director for additional three-year terms, under certain circumstances and conditions.  External directors may be removed only in a general meeting, by the same percentage of shareholders as is required for their election, or by a court, and in both cases only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to us.  Each committee of our board of directors is required to include at least one external director and our audit committee is required to include all of the external directors.

David Alphandary and Uzi Baram currently serve as Alon Holdings external directors.

New York Stock Exchange Requirements

See below “- Audit Committees - New York Stock Exchange Requirements” for a description of the independence requirements for audit committee members under applicable NYSE rules.

Audit Committees

Israeli Companies Law Requirements

Under the Israeli Companies Law, the board of directors of a public company must appoint an audit committee, comprised of at least three directors including all of the external directors.

Under a recent amendment to the Israeli Companies Law's provisions regarding the audit committee ,which will become effective mid-September 2011, the majority of the members of the audit committee will be required to be "independent" (as such term is defined in the Israeli Companies Law) and the chairman of the audit committee will be required to be an external director. In addition, under the amendment the following will be disqualified from serving as members of the audit committee: the chairman of the board, the controlling shareholder and his relatives, any director employed by the company or by its controlling shareholder or by an entity controlled by the controlling shareholder, a director who regularly provides services to the company or to its controlling shareholder or to an entity controlled by the controlling shareholder, and any director who derives most of its income from the controlling shareholder.

The role of the audit committee is to examine flaws in our business management, in consultation with the internal auditor and our independent accountants and suggest appropriate course of action in order to correct such flaws.  In addition, the approval of the audit committee is required to effect specified actions and related party transactions.

Additional functions to be performed by the audit committee include, among others, the following: determination whether certain related party actions and transactions are "material" or "extraordinary" for purposes of the requisite approval procedures; to assess the scope of work and compensation of the company's independent accountant; to assess the company's internal audit system and the performance of its internal auditor; and to determine arrangements for handling complaints of employees in relation to flaws in the business management of the company and the protection for such employees.

New York Stock Exchange Requirements

Under New York Stock Exchange rules, Alon Holdings is required to maintain an audit committee consisting only of independent directors.

The independence requirements of Rule 10A-3 of the Securities Exchange Act of 1934 Act implement two basic criteria for determining independence: (i) audit committee members are barred from accepting directly or indirectly any consulting, advisory or other compensatory fee from the issuer or an affiliate of the issuer, other than in the member's capacity as a member of the board of directors and any board committee, and (ii) audit committee members may not be an "affiliated person" of the issuer or any subsidiary of the issuer apart from his or her capacity as a member of the board and any board committee.

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

The role of the audit committee for New York Stock Exchange purposes includes assisting the board of directors in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing and reporting practices of Alon Holdings.

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

Duties of Office Holders and Approval of Specified Related Party Transactions Under Israeli Law

Fiduciary Duties of Office Holders

The Israeli Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company, including directors and executive officers.  The duty of care requires an office holder to act with the level of care, according to which a reasonable office holder in the same position would have acted under the same circumstances.

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

The Israeli Companies Law requires that an office holder of a company promptly disclose any personal interest that he may have and all related material information known to him, in connection with any existing or proposed transaction by the company.  A personal interest of an office holder includes an interest of a company in which the office holder is, directly or indirectly, a 5% or greater shareholder, director or general manager, or in which he or she has the right to appoint at least one director or the general manager. A personal interest also includes a personal interest of a person who votes according to a proxy of another person, even if the other person has no personal interest, and a personal interest of a person who gave a proxy to another person to vote on his behalf – all whether the discretion how to vote lies with the person voting or not. In the case of an extraordinary transaction, the office holder’s duty to disclose applies also to a personal interest of the office holder’s relative.  The office holder must also disclose any personal interest held by the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants siblings and parents, and the spouses of any of the foregoing.

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

If the transaction is an extraordinary transaction, both the audit committee and the board of directors must approve the transaction.  Under specific circumstances, shareholders approval may also be required.  Whoever has a personal interest in a matter, which is considered at a meeting of the board of directors or the audit committee, may not be present at this meeting or vote on this matter. If the majority of the directors have a personal interest in a matter, a director who has the personal interest in this matter may be present at this meeting or vote on this matter, but the board of directors decision requires the shareholder approval.

Controlling Shareholder Transactions and Actions

Under the Israeli Companies Law, the disclosure requirements which apply to an office holder also apply to a controlling shareholder of a public company and to a person who would become a controlling shareholder as a result of a private placement.  A controlling shareholder includes a person who has the ability to direct the activities of a company, other than if this power derives solely from his/her position on the board of directors or any other position with the company. In addition, for such purposes a controlling shareholder includes a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder owns more than 50% of the voting rights in the company.

Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, the terms of compensation of a controlling shareholder or his relative, and the receiving of services from a controlling shareholder, his relative or a company in his control require the approval of the audit committee, the board of directors and the shareholders of the company.  The shareholders approval must include either:

•
a majority of the shareholders who have no personal interest in the transaction and who are participating in the voting, in person, by proxy or by written ballot, at the meeting (votes abstaining shall not be taken into account); or

•	The total number of shares voted against the proposal by shareholders without a personal interest does not exceed two percent (2%) of the aggregate voting rights in the Company.

In addition, any such extraordinary transaction whose term is more than three years, requires the abovementioned approval every three years, unless (with respect to transactions not involving receiving of services or compensation) the audit committee approves that a longer term is reasonable under the circumstances.

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

BSRE previously approved a prospective (in advance) exemption to BSRE's directors and officers from liability for damage resulting from a breach of his duty of care towards BSRE in connection with actions taken in good faith in their capacity as a director and/or officer of BSRE or in their capacity as an officer of another company at the request of BSRE.

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

Pursuant to resolutions adopted by our shareholders, we participate in a directors’ and officers’ liability insurance policy acquired by Alon.  The insurance policy is for a period beginning on January 1, 2011, and ending on December 31, 2011 covering the Company and affiliated entities, including Dor Alon and its subsidiaries, BSRE and its subsidiaries, and Alon and its subsidiaries (collectively, the “Group”). Such policy would cover a total liability of US $50 million (for each claim and in the aggregate) for the Company, including legal fees, and US $30 million (for each claim and in the aggregate), including legal fees, for each of the other members of the Group, excluding the Company, provided that in any event the maximum aggregate coverage of liability for the entire Group would be US $50 million.  Our audit committee, board of directors and shareholders have also approved any renewal of the insurance policy or the participation by the Company in future directors’ and officers’ liability insurance policies covering the Company and all or some members of the Group, under substantially the same terms and conditions as the original insurance, upon its expiration, for a period of up to an additional four years from the end of the term of the original insurance policy.  The participation in any future insurance policies would be subject to the following conditions: (i) the determination by the audit committee and board of directors that there will be no substantive changes between the original insurance policy and the future insurance policies; a change to the scope of coverage under the future insurance policies will not be deemed to be substantive so long as the premium paid by the Group for such future insurance policies will be as described in section (ii) below; and (ii) the premium paid for the future insurance policies will not increase by more than the greater of (A) 25% over the cost of the premium paid for the insurance policy of the previous year; or (B) 25% over the cost of the premium paid for the original insurance policy (in each case plus the rate of depreciation of the NIS in relation to the U.S. dollar, to the extent such a depreciation occurred).

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

•
a provision authorizing the company to indemnify an Office Holder for future events with respect to reasonable litigation fees, including attorney’s fees, incurred by an Office Holder in consequence of an investigation or proceeding filed against him by an authority that is authorized to conduct such investigation or proceeding, and that resulted without filing an indictment against him and without imposing on him financial obligation in lieu of a criminal proceeding, or that resulted without filing an indictment against him but with imposing on him a financial obligation as an alternative to a criminal proceeding in respect of an offense that does not require the proof of criminal intent or in connection with a forfeit; and

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

Limitations on Insurance, Exemption and Indemnification

The Israeli Companies Law and our Articles of Association provide that a company may not exempt or indemnify an Office Holder nor enter into an insurance contract, which would provide coverage for any monetary liability incurred as a result of any of the following:

•	a breach by the Office Holder of his duty of loyalty unless the Office Holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach by the Office Holder of his duty of care if the breach was done intentionally or recklessly ( except if the breach was solely as a result of negligence);

•	any act or omission done with the intent to derive an illegal personal benefit; or

•	any fine, civil fine, monetary sanctions, or forfeit imposed on the Office Holder.

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

•	An action, including handing over information and papers, in connection with sale of our shares or assets, by the Co-Op Blue Square Services Society, or the Co-Op;

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

Committees

Our board of directors has established a compensation committee and an audit committee. Our compensation committee, which consists of David Wiessman and Uzi Baram, administers issues relating to employee compensation for senior management.  Our audit committee, which consists of David Alphandary, Uzi Baram and Avraham Meron, has the powers as described above.   The audit committee also assists the board of directors in overseeing the quality and integrity of our accounting, auditing and reporting practices and in the approval of our financial statements. For more information regarding the role of our audit committee see also “Item 6.  Directors, Senior Management and Employees - C. Board Practices - Audit Committees.”

D.	Employees.

As of December 31, 2010, Mega employed 6,809 employees (including employees of Eden Teva), counting multiple employees sharing a single position as a single employee, including 2,617 temporary employees. 759 of our employees were employed in central management and administration and in our logistics center and 6,050 in our stores.

As of December 31, 2010, Dor Alon employed 2,359 employees, counting multiple employees sharing a single position as a single employee, 94 of Dor Alon’s employees were employed in central management and administration and in  Dor Alon’s logistics center and 2,265 in Dor Alon’s direct marketing sector and fueling stations and convenience stores.

As of December 31, 2010, Bee Group employed 722 employees, counting multiple employees sharing a single position as a single employee, 357 of Bee Group’s employees were employed in central management and administration and in its logistics center and 365 in Bee Group’s stores.

As of December 31, 2010, BSRE employed seven employees.

As of December 31, 2009, Mega Retail employed 6,444 employees (including employees of Eden Teva), counting multiple employees sharing a single position as a single employee, including 2,198 temporary employees. 731 of our employees were employed in central management and administration and in our logistics center and 5,713 in our stores.

As of December 31, 2009, Bee Group employed 705 employees, counting multiple employees sharing a single position as a single employee. 310 of Bee Group’s employees were employed in central management and administration and in its logistics center and 395 in Bee Group’s stores.

As of December 31, 2009, BSRE employed five employees.

As of December 31, 2008, we employed 7,475 employees, counting multiple employees sharing a single position as a single employee, including 3,253 temporary employees. 1,054 of our employees were employed in central management and administration and in our logistics center and 6,421 in our stores.

We are subject to labor laws and regulations in Israel.  Most of Mega Retail'semployees are subject to collective bargaining labor agreements. Under a Special Collective Bargaining Agreement, referred to as the Special Agreement, from May 1996, among the Co-Op, Alon Holdings, the Histadrut (General Federation of Labor in Israel) (Histadrut), the National Committee of the Co-Op Union Employees and the Co-Op Union, all the Co-Op employees became employees of Alon Holdings.  The collective bargaining agreements in effect as of that date apply to Alon Holdings as if Alon Holdings and these employees were originally parties to these agreements.  Alon Holdings became responsible for the payment of all employee benefits that had been accrued in respect of these employees during the term of employment of these employees with the Co-Op, to the extent these benefits were recorded on the Co-Op’s records.  Since 1996, we entered into new labor agreements with the Histadrut and the Co-Op union, which determine our employees wages structure, the employment conditions of new employees and a wage increase to the existing employees. The above applies to Mega Retail employees. On January 1, 2011, substantially all of the employees of Alon Holdings were transferred to Mega Retail.

In January 2005, we entered into a special collective bargaining arrangement with the Histadrut and the National Committee of Blue Square-Israel.  Under this agreement, the parties agreed that Alon Holdings employees that started their employment on or after January 1, 2003 (excluding stores managers and their deputies and departments managers and their deputies) will be entitled to night shift compensation and to compensation for working on Saturdays nights and the nights following holidays at variable rates which are lower than the payments currently being paid.

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

In July 2007, we entered into a special collective bargaining arrangement with the Histadrut and the employees' union regarding the transition of store managers from a collective bargaining arrangement to personal employment agreements, without prejudice their social benefits (i.e., with no less favorable social benefits stipulated under the collective bargaining arrangement). Under the agreement, these store managers will continue to be subject to the applicable provisions of the collective bargaining agreement which require the prior approval of the employees' union and the Histadrut before their dismissal. In the event that a store manager will be transferred to a more junior position, he will once again be subject to the collective bargaining agreement, and his compensation, rights and fringe benefits will be adjusted to his level prior to the transfer to a personal employment agreement.

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

In 2007, an extension order with respect to a general collective bargaining agreement for pension insurance was signed by the Israeli Ministry of Industry, Trade and Labor which requires all employers in Israel to obtain pension insurance for all their employees.

We entered into a special collective bargaining agreement with Mega Retail, the Histadrut and our employees' union, effective as of April 1, 2009 (which amends a preceding general collective bargaining agreement adopted by the Company in 1996). The agreement provides for a wage increase of 4% (to the base salary only) to employees who have completed or will complete 24 months of employment with us. In addition, in light of the transfer of our retail activities to Mega Retail, the agreement granted us the option to transfer some or all of our employees to Mega Retail. In addition, in the event that we transfer any of our employees to Mega Retail, Mega Retail will become responsible for the payment of all employee benefits as well as for their rights and seniority that had been accrued in respect of these employees during the term of employment of these employees with our company, to the extent these benefits were recorded on our records. Alon Holdings is responsible for the undertakings by Mega Retail for its employees and will be responsible for any rights owed to such employees until the date of transfer. The transfer of employees occurred on January 1, 2011.

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

Under an amendment to the Employment of Employees by Manpower Contractors Act, 1996, effective as of January 1, 2008, employees of a manpower contractor (outsourced employees) will be deemed employees of the actual employer at which they were stationed following nine months from the date they were stationed at such employer, subject to certain exceptions.  Under exceptional circumstances, the Ministry of Industry, Trade and Labor may approve the extension of this period to a period not exceeding 15 month. When a manpower contractor employee becomes an employee of the actual employer, the entire period of time that the manpower contractor employee was stationed at the actual employer will be taken into account for purposes of calculating his seniority for benefit and employee-related purposes.

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

As of May 31, 2011, other than indirect ownership through Alon or Alon Retail, none of our directors or officers owned more than 1% of our outstanding equity securities.

On January 21, 2008, we adopted a share option plan (the "Plan") for officers and employees of Alon Holdings and/or its subsidiaries and/or affiliated companies.  As of March 31, 2011, the total number of shares available for issuance under the Plan was 1,496,326 shares (including options issuable to Alon Holdings' Chief Executive Officer, Mr. Zeev Vurembrand), subject to adjustments.  The exercise price of each option will be at the fair market value per share on the date of grant, and all exercises of options under the plan are to be on a cashless basis. As of March 31, 2011, an aggregate of 206,326 options and 240,000 options granted to employees under the Plan were outstanding, with exercise prices of NIS 27.42 per share and NIS 41.55 per share (adjusted for 50% of the dividends paid), respectively, and 740,000, 20,000 and 290,000 options granted to executive officers and managers under the Plan were outstanding with exercise prices of NIS 30.33, NIS 41.55 and NIS 36.51 per share (adjusted for 50% of the dividends paid), respectively.

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
The plan expired in March 2011, and the Company is currently considering a new option plan. Since its expiration, no new options have been or may be granted.  Unless otherwise decided by the Company's Board of Directors or a committee thereof, options granted under the Plan will vest and be exercisable pursuant to the time schedule set out below on condition that the option holder will be employed by the Company, a Company subsidiary or a company controlled by the Company on the date of issuance and on the applicable vesting date. Unless otherwise prescribed by the Company Board of Directors or a committee thereof, two-thirds of the options will be exercisable at the expiration of two years from the date of grant, and one-third of the options will be exercisable at the expiration of the third year after date of grant.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders.

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of May 31, 2011, by each person or entity known to own beneficially 5% or more of our outstanding ordinary shares based on information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission.  Our major shareholders do not have voting rights different from the voting rights of our other shareholders.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Outstanding Ordinary Shares(1)
Alon Israel Oil Company Ltd.(2)(3)	50,932,013	77.22%

Alon Retail Ltd.(3)	30,604,303	46.44%

Menorah Mivtachim Holdings Ltd.(4)	4,750,766	6.48%

(1)	The percentage of outstanding ordinary shares is based on 65,953,768 ordinary shares outstanding as of May 31, 2011 (excluding 207,433 ordinary shares held by Alon Holdings as treasury shares).

(2)
Alon Israel Oil Company Ltd. (“Alon”) was issued 20,327,710 ordinary shares of Alon Holdings in consideration for Alon Holdings' purchase of all the outstanding shares of Dor Alon from Alon. In addition, Alon may be deemed to beneficially own all of the shares held directly and indirectly by Alon Retail Ltd. due to the ownership structure of Alon Retail described in footnote (3); accordingly, the number of shares listed as owned by Alon includes all the shares that are listed as owned by Alon Retail Ltd.

(3)
Alon Retail Ltd. is a wholly owned subsidiary of Nissan Alon Retail Holdings Ltd., which is a wholly owned subsidiary of the Nissan Dor Chains Ltd., which is a wholly owned subsidiary of Dor Food Chains Holdings Ltd., a wholly owned subsidiary of Alon. To the Company’s best knowledge, Alon is owned approximately 46.9% (excluding shares held by Alon as treasury shares) by nine collective acquisition entities of kibbutzim in Israel and approximately 53.1% (excluding shares held by Alon as treasury shares) are held together by Bielsol Investments (1987) Ltd. and Mr. David Wiessman. To the Company’s best knowledge, the shareholders of Bielsol Investments (1987) Ltd. consist of Shibag Ltd. (whose shareholders are Advocate Shraga Biran, the Estate of Professor Shoshana Biran and Gara, Boaz and Iftah Biran, where all voting rights have been granted to Advocate Biran), holding 79.4% of the capital and voting rights of Bielsol Investments, D.B.V Investments Ltd. (controlled by Mr. David Wiessman), holding 19.8% of the capital and voting rights of Bielsol Investments, Shibago Ltd. (whose partners are Shibag Ltd. (75%) and a company controlled by David Wiessman (25%)), holding 0.8% of the capital and voting rights of Bielsol Investments.

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

As of May 31, 2011, Alon Holdings had approximately 37 shareholders of record with a United States address. As of May 31, 2011, these United States record holders held approximately 1,949,949 ordinary shares in the form of ADSs, representing approximately 2.96% of our then outstanding share capital.

In October 2010, following the sale by Alon Holdings of its approximately 80% interest in Dor Alon, Alon’s direct and indirect ownership in Alon Holdings increased to approximately 78.35% of the outstanding share capital of Alon Holdings from approximately 68.62% of the outstanding share capital of Alon Holdings.

B.	Related Party Transactions.

Agreement with the Wholesale Market Company

On June 3, 2010, BSRE, Gindi Investments 1 Ltd. and an additional entity controlled by Moshe and Yigal Gindi (together with Gindi Investments 1 Ltd., "Gindi") (through two subsidiaries owned 50% by BSRE and 50% by Gindi) (the "Purchasers") signed agreements with the Municipality of Tel Aviv and the Wholesale Market Company (collectively, the “Sellers”) to acquire rights to a long term lease of property in the wholesale market site in Tel Aviv (the "Property").  On June 2, 2010, the shareholders of BSRE approved the signing of the final agreements.  The agreements were approved by the Israeli Minister of the Interior in July 2010.

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

The Purchasers are to pay the Sellers a purchase price of NIS 950 million payable in three installments.  In addition to the purchase price, the Sellers may be entitled to additional consideration calculated as a percentage of the sale price of apartments that are sold in the apartment buildings complex, as described in the agreement. As of March 31, 2011, the Purchasers had exercised their right under the agreements to pay the first installment and had made a payment in the amount of approximately NIS 258.7 million to the Purchasers.

Within the framework of the purchase agreements, the Purchasers have committed to plan and build a community sports center and a school on an approximately 10,000 square meter nearby public property and certain public community institutions on an approximately 2,430 square meter property that is within the area of the apartment building complex, and 85 parking spaces (collectively, the "Public Buildings").  The Sellers are to bear the expense of building the Public Buildings and are to pay the Purchasers a fee (linked to the Building Index) calculated as cost plus 10% plus VAT, based on certain milestones detailed in the agreement, up to a maximum of approximately NIS 84 to 102 million.  Any expenses that exceed this limit are to be borne by the Purchasers.  The Purchasers also committed to build an additional 40 parking spaces and to develop, at their own expense, an open public space within the area of the Project on an area of nine dunam, which would remain under the exclusive ownership of the municipality of Tel Aviv.

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

On February 21, 2011, Tel Aviv’s planning and building committee approved in principle an application by the Purchasers to change the architectural design plans of the Project. Within the framework of the approved changes (i) the Project will include 718 residential units for sale and 54 units which will be leased in accordance with certain criteria determined by the Municipality of Tel Aviv and the Purchasers, and (ii) 3,000 square meters which was originally zoned as a “multi-purpose” lot may be designated for commercial use.

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

Upon the closing of the transaction, BSRE Point Wells, LP granted POW and PPC a right of use of the property, for a consideration of approximately $440 thousand per quarter commencing July 1, 2010, for a period commencing on June 2, 2010 and terminating upon the earlier of: (1) June 2, 2020 or (2) the time of sale of the property, after the enhancement thereof, to a third party in accordance with the development agreement (the "License Period"). In the event BSRE sells the land, POW will have the right to participate in the consideration net of costs as defined in the agreement.

The present zoning of the property is for heavy industrial use, and BSRE, through BSRE Point Wells, LP, is furthering a plan for a change of zoning of the property from heavy industrial zoning to an urban center zoning. On March 3, 2011, BSRE Point Wells, LP submitted a detailed plan to the local council, which includes plans for the building of three residential areas and public areas as well as development plans. To the best of BSRE’s knowledge, as of May 31, 2011, such change in the zoning of the property has been approved in principle by the county of Snohomish, subject to completion of local statutory proceedings, the hearing of objections and additional approval proceedings, including approval of the detailed plan which will, inter alia, make it possible to erect residential buildings and commercial space on the property. In the opinion of BSRE’s local counsel, no substantial delays in the development or zoning actions are expected.

According to the development agreement signed between the parties, BSRE Point Wells, LP will take action to initiate a detailed plan for approving the construction of at least 2000 residential units on the property.  All of the expenses connected with the approval of the change of zoning, including the initiation and preparation of a detailed plan, will be borne by BSRE Point Wells, LP.  BSRE assesses that these expenses will amount to approximately $4-5 million.  If the detailed plan is not approved and/or if it does not contain at least 2000 residential units, BSRE Point Wells, LP will bear no responsibility to POW and/or PPC.  In consideration for PPC’s right to participate in the development of the property and in the proceeds that will be received from the sale of the property to a third party after the enhancement thereof, PPC will pay BSRE Point Wells, LP quarterly participation fees in a sum of $438,750, which will be paid commencing from July 1, 2010 and throughout the entire License Period.

The development agreement further stipulates provisions regarding a division of the consideration that will be received from the sale of the property to a third party after the change of zoning and enhancement of the property.

Acquisition of Controlling Share in Dor-Alon Energy In Israel (1988) LTD.

Alon Holdings and Alon, Alon Holdings' controlling shareholder, entered into a Share Purchase Agreement, which was completed on October 3, 2010, that provided for the acquisition by Alon Holdings of Alon’s entire equity interest in Dor Alon (constituting approximately 80% of the outstanding shares of Dor Alon (not including treasury shares)), or the Transferred Shares, at the closing of the Acquisition. These shares constituted approximately 73.5% of the outstanding Dor Alon ordinary shares on a fully diluted basis as of the closing date of the acquisition.

Under the terms of the Share Purchase Agreement, in consideration for each share held by Alon in Dor Alon, Alon Holdings issued to Alon 1.8 ordinary shares of Alon Holdings, and in exchange for all the Transferred Shares, Alon Holdings issued to Alon 20,327,710 ordinary shares of Alon Holdings , or the Issued Shares. Immediately following the Acquisition, Alon beneficially owned in the aggregate, directly and indirectly, approximately 78.44% of the outstanding ordinary shares of Alon Holdings (as opposed to approximately 68.62% of the outstanding shares immediately prior to the Acquisition), and all other Alon Holdings shareholders owned approximately 21.56% of the outstanding ordinary shares of Alon Holdings (as opposed to approximately 31.38% of the outstanding ordinary shares immediately prior to the Acquisition). Upon completion of the Acquisition, Dor Alon became a majority-owned subsidiary of Alon Holdings and its shares have continued to trade on the TASE.

As a condition to the closing of the Share Purchase Agreement, Alon Holdings paid to its shareholders on October 18, 2010 an aggregate cash dividend of NIS 800 million, or approximately US $ 223.4 million (based on the representative rate of exchange on October 18, 2010), which represented a dividend of approximately NIS 12.31, or approximately US $3.44 (based on the representative rate of exchange on October 18, 2010), per Alon Holdings ordinary share (after taking into account the shares to be issued to Alon in the acquisition, or the Dividend Distribution.  The Dividend Distribution was made following the issuance of Alon Holdings ordinary shares to Alon pursuant to the Share Purchase Agreement and was conditioned thereon. The Dividend Distribution was approved by the Israeli District Court.

Alon agreed to compensate and indemnify Alon Holdings and/or Dor Alon for various damages and/or losses and/or expenses that may be caused to Alon Holdings or Dor Alon, provided that the accumulated amount of indemnification to be paid will be no more than the product of (i) the number of Issued Shares and (ii) the closing price of Alon Holdings shares on the TASE on the date of the issuance of the Issued Shares. Alon’s indemnification obligation will apply only to damages in an aggregate amount of over ten million NIS (NIS 10,000,000). However if the accumulated amount of damages to Alon Holdings or Dor Alon exceeds this amount, then Alon’s indemnification obligation will apply to the full amount of damages.

In connection with the proposed acquisition, Alon and Alon Holdings obtained a pre-ruling from the Israeli Tax Authority.  The pre-ruling is subject to various conditions and provides, among other things, that the cost basis and the purchase date of the shares of Dor Alon for tax purposes in the possession of Alon Holdings following the acquisition will be the original price and acquisition date, respectively, as they had been for Alon prior to the acquisition.  Alon has clarified to Alon Holdings that, in connection with the payment of tax at the time of any future sale by Alon Holdings of all or part of its shares in Dor Alon, if any, to a third party, Alon will pay that portion of any applicable tax payable in an amount equal to the amount of tax deferred by the Tax Authority in its pre-ruling (i.e., the amount of tax that would have been payable by Alon in connection with the acquisition had the acquisition not been tax exempt according to the pre-ruling).

Arrangements between Alon Holdings and various subsidiaries

Arrangements with Dor Alon

Management Services Agreement with Alon

In March 2005, Alon and Dor Alon entered into a management services agreement ("Management Services Agreement"), effective retroactively from January 1, 2005, by which Alon provides the following services and rights to Dor Alon (the "Services"): (i) various management services, including those related to the chairman of the board and president of Dor Alon, day to day management of Dor Alon, strategy and business development, supplementary legal counsel, corporate secretary services provided by Alon's in-house counsel, and (ii) the right to use the "Alon" and "Alonit" brand names.

As consideration for the Services, since 2006, the quarterly management fees  paid by Dor Alon to Alon equal the aggregate of 3% of Dor Alon's EBITDA profits according to Dor Alon's quarterly consolidated financial statements, but not more than NIS 1,250 thousand on a quarterly basis, linked to the consumer price index as of December 2004.  In 2009, Alon received approximately NIS 5,000,000 for the Services, and in 2010, Alon received approximately NIS 5,719,000 for the Services.

The management services agreement will terminate on December 31, 2010; however, it may be renewed by Alon and Dor Alon for additional three-year periods upon mutual consent and subject to any required approvals by law, including the approval of an interested party transaction. In December 2010, a new management services agreement was approved by the general shareholders of Dor Alon, after receiving the approval of the audit committee, which replaced the previous one. The new agreement will terminate in December 2015.  The terms of the new management services agreement are substantively similar to those set forth in the original agreement.

Dor Alon Deposit of Cash Balances Agreement

Pursuant to the agreement entered into in May 2005, and subsequently extended on January 6, 2011 until January 2016, Dor Alon may, from time to time, deposit funds with Alon and receive in return funds on ON CALL terms (on an on-demand basis). The amount of funds lent from each party to the other party may not exceed NIS 150 million at any time (linked to the prime rate less 1.25%). Against the deposits, the depositor is entitled to require the recipient party to provide her /or third parties bank guarantees or letters of credit. Each party is entitled to redeem or require redemption of the balance by giving notice of three banking business days. Either party may terminate the agreement by providing three-month prior written notice.

Procurement Agreement with Dor Alon Management

Dor Alon Retail Sites Management Ltd. (f/k/a A.M.P.M. Ltd.), a subsidiary of Dor-Alon (hereinafter: “Dor Alon Management”), operates convenience stores in fuel service stations and also in a number of cities in Israel that sell various food and “Non-Food” products.  Under the terms of the agreement between Mega Retail and Dor Alon Management, we agreed to procure products that will be supplied to the convenience stores, either directly from suppliers or from our distribution center.  In consideration of the procurement of products, Dor Alon Management has agreed to pay Mega Retail (i) for products sent directly from suppliers, an amount equal to the cost of such products to Mega Retail as determined under the Procurement Agreement plus 2%, and (ii) for products sent from Mega Retail distribution center, an amount equal to the cost of such products to Mega Retail as determined under Procurement Agreement plus 2.75%, in each case plus VAT.  The cost of the products to Mega Retail will be audited by our independent public accountants.  In the event that Mega Retail's revenues generated from the Procurement Agreement minus related expenses from the sale of products to Dor Alon Management is less than NIS 1 million linked to the Israeli consumer price index in any year without VAT, Dor Alon Management will pay Mega Retail additional amounts in order that Mega Retail's income from such year will reach such NIS 1 million amount. To secure Dor Alon Station’s payment and other obligations to us under the Procurement Agreement, Dor Alon agreed to provide Mega Retail with a floating lien or pledge, unlimited in amount, on all inventory in the convenience stores, subject to any legal prevention, and Dor-Alon and Alon Israel Oil Company Ltd, the controlling shareholders of Dor Alon Management, will guarantee all obligations of Dor Alon Management under the agreement.

The term of the Procurement Agreement is for five years commencing from March 1, 2004, and will automatically be extended for additional one-year periods unless either party gives notice to the other party of its desire to terminate the Procurement Agreement 90 days prior to the expiration of the term of the Procurement Agreement or such year, as the case may be.

In addition, with respect to convenience stores located in Dor Alon fuel service stations that are operated by third parties, Mega Retail have agreed that upon Dor Alon’s request, it may enter into separate agreements with respect to such stores with the third party operators of such stores on substantially similar terms as the Procurement Agreement described above. Dor-Alon and Alon Israel Oil Company Ltd. would also guarantee the obligations of such third party operators and Dor Alon Stations, under these related separate agreements –.

Transactions with Dor Alon in Connection with Establishment of a Joint Loyalty Plan

On November 29, 2005, Alon Holdings entered into the following agreements with Dor-Alon:

(i) an agreement establishing a joint loyalty plan for the benefit of Alon Holdings’ and Dor Alon’s customers, formed as a partnership to be held 75% by Alon Holdings and 25% by Dor Alon (the “Loyalty Plan”).  Pursuant to the agreement, the partnership is governed by a managers board (the “Board”), which is comprised of six (6) members, four (4) of whom appointed by Alon Holdings (one of whom serves as the chairman of the Board), and two (2) of whom are appointed by Dor Alon;

(ii) an agreement under which Alon Holdings and Dor Alon purchased 49% (36.75% Alon Holdings and 12.25% Dor Alon) of the shares of capital stock of Diners Club Israel Ltd. (“Diners Israel”) from Credit Cards for Israel Ltd. (“CAL”) for a total consideration of NIS 21.3 million (of which NIS 15.6 million was paid by Alon Holdings).  The consideration was funded through a non-recourse loan granted by CAL to Alon Holdings and Dor Alon. The loan is for a period of eight years, is linked to the CPI and bears interest in an annual rate of 6%. The loan is to be repaid in a single payment at the end of the period. Repayment of the loan is secured only by the acquired shares.  On May 25, 2011, the agreement was amended.

Under the original agreement, the Company and Dor Alon were entitled to share with CAL the net income of Diners Israel in connection with the activities of the credit cards bearing the "You" name based on our respective ownership interests in Diners Israel.  The percentage of the net income of Diners Israel in connection with its other credit card activities (i.e., those activities outside the Loyalty Plan) were to be allocated to Alon Holdings and Dor Alon based on our respective ownership interests in Diners Israel.  In addition, we signed an agreement with CAL pursuant to which Loyalty Plan members are to be issued Mastercard "You" credit cards that will be treated the same as the Diners "You" credit cards for the purpose of our agreement with Dor Alon.

On May 25, 2011, our management agreed to an amendment to the agreement of principles between CAL, Diners Israel, Alon Holdings, Dor Alon, and the Alon Holdings-Dor Alon Joint Loyalty Plan Partnership, pursuant to which Alon Holdings and Dor Alon would have the right to 49% of the profits of Diners Israel Ltd., both related to the "You" bearing credit cards, and to all other credit cards issued by Diners, effective as of January 1st, 2011 (with the exception of certain activities the profits of which will be allocated to the parties per their respective holdings from July 1st, 2011). Alon Holdings and Dor Alon will repay the non-recourse loan granted to them by CAL for the purchase of the shares, which as of the date of this Annual Report, was in the amount of NIS 34.3 million. Additionally, the amendment sets the terms as to the business relationship between the parties and extends the agreement until December 31, 2015, following which the agreement will be extended for additional three-year terms based on the terms and conditions set forth in the amendment to the agreement. The amendment also includes a calculation method for the purchase of the 49% of Diners owned by us and by Dor Alon in the event the agreement between Diners and the Loyalty club not be extended. As of the date of this Annual Report, the amendment has been approved by the parties' respective boards of directors. See “Item 4. Information on The Company - B. Business Overview - Marketing”.

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

Supply Agreement with Bee Group

Mega Retail is a party to a supply agreement with Bee Group (then known as Hamachsan Hamerkazi Kfar Hasha’ashuim Ltd.), All For a Dollar Ltd., Sheshet Houseware Stores Ltd. and Fifo Babies Ltd., (collectively, the "Supplier") through January 2, 2015.  Pursuant to the agreement, Mega Retail purchases the Supplier's products, including, among others, toys, houseware, electrical appliances and market the products in Alon Holdings stores. The Supplier sells its products to Mega Retail at a discount to the list price of such products.

Arrangements between Alon Holdings and BSRE

Pursuant to the Transfer Agreement and Split Agreement entered into by the Company and BSRE, as described in “Item 4. Information on The Company - B. Business Overview - Real Estate”, Alon Holdings transferred assets with a total book value as of December 31, 2005 of approximately NIS 1.1 billion and liabilities with a total book value as of December 31, 2005 of approximately NIS 759.3 million.  In consideration, BSRE issued to the Company 22,642 ordinary shares.

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

Agreements with Respect to Properties Operated by Mega Retail.

On June 23, 2006, the Company entered into a lease agreement with Mega Retail pursuant to the lease agreement provisions of the general services framework and expenses allotment agreement which the Company entered into with Mega Retail on October 11, 2005 (the "Lease Agreement").  The Company assigned to BSRE all of its rights and obligations under the Lease Agreement. The underlying properties (23 supermarket stores) were also transferred by the Company to BSRE.

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
Under the Lease Agreement, new lease agreements by Mega Retail are to be entered into on the basis of the terms set forth above, provided that (i) the audit committee and the board of directors will approve each new lease agreement, (ii) the term of any such new lease agreement entered into within the ten year period commencing on September 1, 2005 will be for a period of up to 10 years from the date such new lease agreement is executed for a particular property, and (iii) the aggregate properties that BSRE leases to Mega Retail may not exceed 80,000 square meters.

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

At BSRE's request to clarify the implementation of lease agreements dated June 23, 2006 and August 13, 2006 between Mega Retail and BSRE, Mega Retail confirmed that in the event of a sale or lien of any of the transferred assets, the following would apply:

(i)              BSRE would assign to the buyer all of  BSRE's rights and commitments towards Mega Retail under the lease agreements and the following would apply:

•
Mega Retail would enter into a separate lease agreement with the buyer of the transferred asset, the terms of which would reflect the terms that appear in the BSRE-Mega Retail lease agreements, with the necessary adjustments.

•
The base rent ascribed to the transferred asset in the separate lease agreement will be in the amount that was determined by BSRE, as recommended by an independent assessor, linked to the CPI from January 1, 2006, plus 9% of the amount invested by BSRE in the transferred asset from January 1, 2006 and thereafter. The rent paid by Mega Retail to the buyer would be deducted from the lease payment paid by Mega Retail to BSRE under their lease agreement.

(ii)        The rent paid for the transferred asset would be deducted (commencing from the day of initial payment to the buyer) from the rent paid by Mega Retail to BSRE for all leased properties by Mega Retail prior to any of sale or lien of assets in a manner that as a result of any sale or lien of an asset, there would be no change in the amount of the rent paid by Mega Retail for all assets leased to Mega Retail.

Service Agreement

Pursuant to an agreement entered in August 2006, effective as of January 1, 2006, and extended on December 27, 2010, effective as of January 1, 2011, the Company provides to BSRE (directly or through its subsidiaries) the following services: Chairman of the board of directors services, financial and accounting management services (including bookkeeping), computer management and maintenance service, legal consulting and corporate secretary services, office space and related office services, and internal audit services. In consideration for these services, BSRE will pay the Company an annual amount of NIS 4.2 million. In the event of the appointment of a Chairman of the board of directors of BSRE which is not an office holder of the Company, BSRE will bear the related cost, and the consideration payable under the agreement will be reduced to NIS 3.6 million. In addition, BSRE may request maintenance services and will pay additional consideration for such services in the amount of the direct costs to the Company plus 2%.

The consideration was based on an estimate of the Company total costs for these services attributable to BSRE.  The consideration is linked to changes to the Israeli CPI (since December 2005).  The consideration is increased each year by an amount equal to 0.2% of the difference between (x) the cost of BSRE assets (prior to depreciation and amortization) ("BSRE Asset Cost") which are classified as yield-generating real estate in accordance with BSRE’s consolidated financial statements at the end of the preceding year and (y) the BSRE Asset Cost as of the end of the preceding year, linked to changes to the Israeli CPI plus VAT. In 2010, in consideration for the foregoing services, BSRE paid the Company an annual amount of NIS 4,106,000.

The agreement is for an initial term of five years (as of January 1, 2006) and will be extended from time to time upon the parties' consent for additional five-year terms (or such other period agreed to by the parties at the extension date). The Company may terminate the agreement during the agreement term upon six months' prior notice.  The agreement was extended for an additional five-year term, commencing December 27, 2010, after having been approved by the shareholders of BSRE.

Agreement with respect to the Allocation of Various Insurance Expenses

Pursuant to an agreement entered into on August 13, 2006, insurances obtained by BSRE, such as: elementary insurance including, structure insurance, insurance for independent contractors, funds insurance, third party liability insurance and employers liability insurance will be obtained within the group policy of the Alon Holdings group. The insurance costs and expenses are allocated between the parties in accordance with different ratios determined by the parties depending on the insurance involved.

Deposit of Cash Balances Agreement

Pursuant to the agreement entered in August 2006, and subsequently extended on February 8, 2011 until February 27, 2013, BSRE may, with the Company's consent from time to time, deposit funds with the Company and receive in return funds on ON CALL terms (on an on-demand basis). The amount of funds lent from each party to the other party may not exceed NIS 200 million at any time. Under the agreement no collateral is granted in exchange for the deposited funds. The interest paid by each party for funds received according to this arrangement will be at a rate equivalent to the rate that the Company is charged by banks in such month for ON CALL credit (short-term loans) on a monthly weighted average basis. The term of the agreement was two years from its approval by the shareholders of BSRE (February 28, 2007), and may be terminated by either party upon seven days, prior notice.

In addition, the Company and BSRE entered into an agreement with respect to transfer of employees from the Company to BSRE.

Ordinary Course Transactions

From time to time, Alon Holdings, or its subsidiaries, enter into agreements and engage in transactions in the ordinary course of business with its subsidiaries and affiliates, such as for the purchases of merchandise, gasoline purchase agreements, including in connection with the operation of our gasoline station(s) and gas supply agreements with the Alon Group, joint sales and marketing promotions and legal consulting. Some subsidiaries enter into agreements and engage in transactions with other subsidiaries and affiliates of Alon Holdings.

The terms and conditions of all of these agreements and transactions are at “arm’s-length.”  We intend to enter into similar agreements and to engage in similar transactions in the future. In addition to ordinary course agreements and transactions, Alon Holdings and certain of its affiliates have entered into other agreements and transactions.

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

In addition, in connection with the transfer of Mega Retail's real estate assets to BSRE, Mega Retail and BSRE also entered into the following agreements:

Kibbutz Eyal

BSRE and Eyal Hasharon, an agriculture cooperative society Ltd. ("Eyal Hasharon"), signed an agreement for the development of a 57 dunam property for storage and logistics usage. Under the agreement, BSRE and Eyal Hasharon are to jointly hold in equal parts a new company to which Kibbutz Eyal will transfer the property. In addition, pursuant to this agreement BSRE is to transfer to the new company an amount based on the purchasing costs, development costs and an additional cost, but not less than $70,000 per dunam. In the event that the costs exceed $100,000 per dunam, BSRE will have the right to terminate the Agreement. For more information, see “Item 4. Information of the Company – B. Business Overview – Real Estate – Logistics Areas.” Agreements with Respect to Properties Operated by Mega Retail

As part of the Real Estate Transfer, all of the real estate property used by Mega Retail prior to the Real Estate Transfer is leased back by BSRE to Mega Retail for Mega Retail's retail activities under terms similar to existing lease agreements between BSRE and Mega Retail and existing lease agreements between BSRE and Alon Holdings that were previously transferred to Mega Retail.

Pursuant to the agreement, Mega Retail leases from BSRE 16 supermarket stores, the Company's distribution and logistics center and warehouses in Rishon Letzion and an office building used by the Company, which includes one supermarket store (the "Properties"). Mega Retail leases the Properties for an initial period (the "Initial Lease Period") of at least 10 years commencing on March 31, 2009. The agreement will automatically be extended for an additional five-year term unless terminated by written notice, by Mega Retail, no less than 24 months prior to the end of the Initial Lease Period. The annual rent for the Initial Lease Period of the supermarkets will be equal to the higher of 2% of the annual turnover of that store or 9% of the amount invested in that store by BSRE (as calculated in accordance with the agreement) (the "Amount of the Investment"), which amount will be linked to changes in Israel’s consumer price index.  The annual rent during the Initial Lease Period for assets that are not used for supermarkets will be 9% of the amount invested in the property by BSRE which amount will be linked to changes in Israel’s consumer price index.

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

•
Upon 12 months' notice, Mega Retail may terminate the lease of some of the leased properties prior to the end of the Initial Lease Period, provided that the aggregate area of such properties does not exceed 5% of the total area of the properties that were leased to Mega Retail as of the beginning of the Initial Lease Period. However, in any event, such right of termination does not include the right to terminate the lease agreement of the distribution and logistics center and warehouses in Rishon Letzion.

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

•
BSRE is entitled to add building areas on each of the Properties to the extent permitted by the town planning schemes which apply and/or may apply in the future.  In the event that, pursuant to this provision, BSRE plans to add building areas on the property on which the Company's distribution and logistics center in Rishon Letzion is located, such additional building is subject to the prior consent of Mega Retail.  In addition, in the event that BSRE adds buildings to the property on which the Company's offices in Rosh Ha'ayin are located, then, upon six months' notice from the date on which it receives notice from BSRE about BSRE's intention to build on such property, Mega Retail may notify BSRE of Mega Retail's intention to lease the additional buildings under the same terms as the existing lease agreement, with the ten year term beginning on the date on which the new buildings are transferred to Mega Retail's possession.

•	Mega Retail is solely responsible for obtaining any permits or licenses required under law to operate the Properties.

•
Unless otherwise agreed by the parties, the lease agreement will be a "net lease" such that Mega Retail shall bear any and all payments and costs that arise in connection with the possession and use of the Properties during the lease period.

•
In the event that Mega Retail will request to erect and operate small gas stations on certain of the Properties, and BSRE will agree to such request, BSRE will bear the costs of erecting the station, apart from equipment, as shall be agreed by the parties. The costs of erecting the station will be added to the Amount of the Investment for the purpose of determining the annual rent for the Properties, but the income from the sale of gas from such station will not be considered store turnover for purposes of calculating the annual rent. As of May 31, 2011, two gas stations had been built and subsequently transferred to BSRE within the framework of the Real Estate Transfer, and one additional gas station was in the licensing process.

•
On December 31, 2010, a BSRE subsidiary had a loan in an amount of NIS 74.5 million to finance the establishment of a logistics center in Beer Tuvia. A first ranking lien on the property and the accompanying rights was registered in favor of the bank.

Arrangements between Mega Retail and Vardinon

In January 2008, Mega entered into a supply agreement with Vardinon pursuant to which Vardinon is to supply it with a variety of textile products manufactured by Vardinon under a new private label, which are to be designed by Mega in collaboration with Vardinon. The supply agreement was terminated effective from January 2010.  On February 7, 2010, Vardinon's board of directors approved a new services agreement with Mega Retail, pursuant to which Vardinon is to coordinate between Mega Retail and suppliers of both brand name and non brand name home textile products (the "Suppliers") so that Mega Retail may purchase these products directly from the suppliers.  In addition, Vardinon is to provide certain related services to Mega Retail in connection with its agreements with these suppliers.  In consideration for the services provided by Vardinon pursuant to the services agreement, Mega Retail agreed to pay Vardinon a services fee in the amount of 12.5% of the amount of the invoices issued to Mega Retail by the Suppliers plus VAT, subject to certain limitations. The services agreement was approved by Vardinon's shareholders at a shareholder meeting held on March 28, 2010.  The term of the agreement is for five years beginning on March 28, 2010, and may be terminated by either party by three months prior written notice.

Arrangements with Tnuva

We purchase most of our dairy, fresh produce and poultry products from the Tnuva corporation, which holds a leading position in the domestic dairy and poultry markets. To our knowledge, some of the collective acquisition entities of kibbutzim in Israel that hold shares of Alon, our controlling shareholder, hold 21.5% of the shares of Tnuva.  In addition, our director, Yitzhak Bader, also serves as a director on the board of directors of Tnuva.  In 2010, Tnuva’s products accounted for approximately 14.1% of all the products sold at our supermarkets.  These arrangements are in the ordinary course of our business, and the terms and conditions of these arrangements are at "arm's-length".

Employment Agreement with Moran Wiessman

Beginning in January 2009, Ms. Moran Wiessman has been employed as a process engineer by our wholly-owned subsidiary Bee Group.  Ms. Wiessman is the daughter of Mr. David Wiessman, our executive chairman of the board of directors, who may be considered a controlling shareholder of the Company. As of December 31, 2010, Ms. Wiessman receives a monthly salary of NIS 12,000, a cell phone at the expense of Bee Group, and a monthly car maintenance allowance of NIS 600 plus gas expenses; alternatively, Bee Group is entitled to assign a car to Ms. Wiessman as is customary in Bee Group for employees at the same level.   In addition, Ms. Wiessman is entitled to standard social allocations by Bee Group (5% for provident fund, 8.33% for severance payments and 1% for disability insurance) and other social benefits that are standard for an employee in her position.

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

Board Resolution on Dividend Distributions

 In connection with our issuance of NIS 400 million in aggregate principal amount of unsecured 5.9% convertible and non-convertible debentures in August 2003, Alon Holdings' board of directors resolved that Alon Holdings would not distribute dividends in any quarter if the ratio of our net financial obligations (as then defined by S&P-Maalot, an Israeli rating agency owned by S&P) to EBITDA for any quarter exceeds 3.5 until June 30, 2006 or exceeds 3.0 thereafter.  Alon Holdings' board of directors also resolved that Alon Holdings would not distribute dividends in any quarter if the ratio of the unencumbered fixed assets (net of depreciation) and investment property as set forth in our financial statements to financial obligations (as then defined by S&P-Maalot) for any quarter is below 120%.

On January 14, 2010, Alon Holdings' board of directors decided that in view of the changes and development of Alon Holdings since 2003, including the transfer of Alon Holdings and Mega Retail's real estate properties to BSRE (which operates under financial obligations to EBITDA ratios appropriate for real estate companies and currently holds a major part of the consolidated debt), the purchase of Bee Group (a Non Food retailer), and the reorganization of Alon Holdings food retail activities in its subsidiary, Mega Retail Ltd., that the ratio of net financial obligations to EBITDA is to be calculated by deducting from the net financial obligations Alon Holdings' debt which is related by the company to real estate that is not in use by Alon Holdings (which is equal to 75% of the investment property as recorded on the balance sheet). On December 31, 2010, the net financial obligations to EBITDA (calculated in accordance with the deduction described above) were 4.2 (taking into account Dor Alon’s financial obligations as of December 31, 2010 and Dor Alon’s EBITDA for the fourth quarter of 2010). Our board of directors further resolved that Alon Holdings would not distribute dividends in any quarter if the ratio of our net financial obligations (calculated in accordance with the deduction described above) to EBITDA for any quarter exceeds 4.5.

Within the framework of the acquisition from Alon of all of Alon’s approximately 80% holdings in Dor Alon, the Company paid a cash dividend  to its shareholders on October 18, 2010, of approximately NIS 800 million, or approximately US$ 223.4 million (based on the representative rate of exchange on October 18, 2010), which represents a dividend of approximately NIS 12.31, or approximately $3.44 (based on the representative rate of exchange on October 18, 2010), per ordinary share of Alon Holdings (after taking into account the shares to be issued to Alon in the acquisition). For further information regarding the acquisition see “Item 7. Major Shareholders and Related Party Transactions – Proposed Acquisition of Controlling Share in Dor-Alon Energy In Israel (1988) LTD."

Legal Proceedings

Governmental Proceedings

We are subject to legal proceedings in connection with tax assessments.

In July 2005, the Income Tax Authority issued a notice of a deduction assessment for the years 2001- 2004 to the Company. The amount claimed under these assessments totaled NIS 34 million, and primarily relates to certain benefits granted to employees in the Company’s branches. In November 2005, several senior employees were questioned under warning, with respect to these benefits. Following these assessments and after the rejection of the Company's position on the matter, the Income Tax Authority issued to the Company deduction assessment orders for the years 2001- 2004 in the amount of approximately NIS 44 million. The Company filed appeals with the District Court contesting these assessment orders which as of the date of this Annual Report are still pending.  In the opinion of the Company and its advisors, the provisions included in the Company's financial statements are sufficient to cover the potential liabilities.

In July 2007, the Israeli Tax Authority issued to the Company Value Added Tax assessments for the years 2001- 2006 in the amounts of approximately NIS 22 million in connection with the subject matter of the foregoing deduction assessments. The Israeli Tax Authority did not accept most of the Company's position, although it agreed to deduct the total amount to approximately NIS 16.3 million. In February 2009, the Company filed an appeal with the District Court, which as of the date of this Annual Report is still pending.  In the opinion of the Company and its advisors, the provisions included in the Company's financial statements are sufficient to cover the potential liabilities.

A request for municipal taxes, including an increase of annual taxes, for approximately NIS 3.2 million and a retroactive request for NIS 12 million, together with linkage and interest differences, were issued relating to the logistics center in Rishon Letzion owned by Mega Retail.  According to the Company's management, based on legal advisers, the chance that the above request will be accepted are below 50%, and therefore no provision was included in the financial statements for this matter.

Dor Alon received claims for additional retroactive municipality taxes for four of its fueling stations by the Hof Hasharon district Council ("the Council"). For one of the stations, the claim was significantly reduced as a result of an agreement reached between Dor Alon and the Council. The other claims amounted to approximately NIS 17 million. Dor Alon appealed the Council's Municipal Tax claims. Based on information received from Dor Alon's management, the Company believes that the chances that the claim will be allowed are less than 50%, and therefore Dor Alon did not make a provision in its financial statements.

Restrictive Trade Practices Inquiry

On December 3, 2003, a claim was filed in the amount of NIS 450 against the gas companies (including a subsidiary of Dor Alon) alleging that the defendants were parties to a cartel, which they entered into beginning in 1994 (and even prior thereto) and up to 2003, in the course of which the Restrictive Practices Authority gave notice of a recommendation to file charges against the gas companies and their managers in connection with the existence of a cartel, as stated. The plaintiff contends that by means of the alleged cartel the gas companies collected unfair and unreasonable prices. A request for certification of the claim as a class action pursuant to the Restrictive Practices Law, the Consumer Protection Law and Rule 29 of the Rules of Civic Procedure (1984), was filed together with the claim. The amount of the class action was set by the requesting party at an amount of at least NIS 1 billion, along with punitive damages. The subsidiary of Dor Alon has submitted its response to the request for certification of the claim as a class action. The parties twice reached a compromise agreement that was submitted to Court's approval. However, the Court rejected the two compromise agreements and therefore the legal procedures continue. Based on information received from Dor Alon's management, the Company believes that the chances that the claim will be allowed are less than 50% and therefore Dor Alon did not make a provision in its financial statements.

On January 5, 2005, the Commissioner of the Israeli Antitrust Authority issued his final position regarding “commercial restrictive practices between the dominant food suppliers and the major supermarket chains.” Following a meeting with the Commissioner in March 2005, the Commissioner delivered to us and to the other major chains a draft of a proposed consent decree with respect to the disputed issues.  Please see “Item 4. Information on Alon Holdings - B. Business Overview - Government Regulation”.

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

We are subject to legal proceedings in connection with business licenses

As of May 31, 2011, a small number of our supermarkets and retail outlets have no valid business permits/license. In 2009, as in previous years, we and some of our directors and managers were indicted in connection with business licenses and planning and building licenses regarding some of our supermarkets stores. As of May 31, 2011, there are provisional closure orders pending against five of our supermarkets and retail outlets, four pending against our fueling stations, and three pending against our convenience stores.We are working towards obtaining the required permits and at the same time delaying the effectiveness of the provisional orders until such required permits are obtained.  We estimate that neither the temporary lack of permits nor the provisional closure orders will have a material adverse effect on our operations.

Several bills of indictment and verdicts are pending against Dor Alon and its subsidiaries for operating filling stations or convenience stores without a business license and non-compliance with permits. In addition, closing orders have been issued regarding public filling stations and convenience stores that operated without a business license. The closing orders are pending and Dor Alon is making efforts to get the required business licenses. Bills of indictment have been filed against a subsidiary for operating convenience stores without a business license. In the opinion of Dor Alon, the closure of one or more of the filling stations and/or convenience stores for which closure orders were issued would not have a material effect on Dor Alon's results of operations.

Legal Proceedings Related to our Supermarkets

In December 2010, we were served with a claim and a request for approval as a class action (the "Claim"), in connection with the sale of various cheese and dairy products in our supermarket chains operated by Mega Retail Ltd. The plaintiff has alleged that we sell in our supermarkets various cheese and butter substitute products while presenting them as cheese products and butter and that the customers are mislead by our alleged representations regarding such products. The plaintiffs have requested to certify the claim as a class action representing all the customers who bought such products in the seven years prior to the filing of the claim.  The plaintiff's personal claim is estimated to be approximately  NIS 700, and if the claim is certified as a class action, the approximate claim against us is estimated by the plaintiff at approximately NIS 456 million. In the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%. Accordingly, the Company did not make any provision for this claim in its financial statements.

In May 2011, the Company's 51% subsidiary, Eden Briut Teva Market Ltd. ("Eden"), was served with a claim and a request to recognize it as a class action in which Eden is sued together with a cheese supplier regarding the sale of certain cheese products. The plaintiff claims that Eden sells in its supermarkets certain cheese substitute products while presenting them as cheese products, and that customers are misled by Eden's alleged representations regarding such products. The plaintiff filed for the claim to be approved as a class action representing all customers who bought such products in the seven years prior to the filing of the claim. The plaintiff's personal claim is estimated by her at approximately NIS 200, and if the claim is approved as a class action, the approximate claim is estimated by the plaintiff at approximately NIS 84 million. The Company is currently reviewing the claim and denying all above allegations; however, at this time, given this matter is preliminary in nature, the Company is unable to assess the chances of success of the claim, including the chances of its approval as a class action.

We may be subject to class actions in connection with the grant of discounts to "YOU" card holders.

On February 9, 2011, a claim was filed against Mega, together with a request to recognize the claim as a class action, relating to the omission to grant discounts on certain products, which only applied to members of the YOU customer club, in contravention with the promotion price which was shown on the signage next to those products. If the claim were to be accepted as a class action, the claim was assessed by the claimant at approximately NIS 2.5 million.  In the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%. Accordingly, the Company did not make any provision for this claim in its financial statements.

In February 2010, the Company was served with a claim and a request for approval as a class action in which the Company is being sued regarding the grant of discounts to "YOU" card holders. The plaintiffs have requested to certify the claim as a class action.  The claim alleges that during a period of time unknown to the plaintiff, the Company held a special sale in which customers of Mega that are members of the YOU club loyalty plan will receive an additional discount of 10% on the sale price of certain products, and such discount was not granted fully as advertised. The plaintiff's personal claim is estimated at NIS 3.10, and if the claim is certified as a class action, the approximate claim is estimated by the plaintiff to be at least NIS 2 million. The Company and the claimant settled the claim as a result of which the Company will pay an immaterial amount to the claimant. The settlement is subject to court approval.

In March 2010, the Company's wholly owned subsidiary Mega Retail Ltd. and its "YOU" customer loyalty plan were served with a claim and a request for approval as a class action (the "Claim"), in which they are sued together with Dor-Alon Energy In Israel (1988) LTD. (which holds 25% of the customers club and which has been our subsidiary since October 3, 2010) regarding the grant of discounts to "YOU" card holders in certain stores of the "Alonit" chain. The Claim requests that the customer loyalty plan return discount amounts that according to the Claim should have been granted to "YOU" card holders who purchased in certain Alonit stores and did not receive a discount, or received a discount of 5% instead of the allegedly Claimed discount of 10%. The plaintiff's personal Claim is estimated by him at approximately NIS 130, and if the Claim is approved as a class action, the approximate Claim is estimated by the plaintiff at approximately NIS 49.4 million. In addition, the plaintiff requests a declaratory relief according to which the customers club must grant a 10% discount in all Alonit chain stores. The parties have reached an agreement which has not yet received the approval of the Court. In the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%.  Accordingly, the Company did not make any provision for this claim in its financial statements.

In November 2010, a claim and a request to recognize it as a class action was filed against YOU, claiming that discounts for filling the car with diesel at Dor Alon petrol stations, which the club supposedly promised as well as wrongly advertised were not given in reality. If the claim were to be accepted as a class action, the claimant assesses his claim at NIS 54 million. In the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%; Accordingly, the Company did not make any provision for this claim in its financial statements.

In November 2010, a claim including a request to recognize it as a class action was filed against the Company, claiming that the Company did not grant discounts as part of the YOU promotion for customers paying with the "Rav Card" or "Praxel" cards and/ or the impossibility of paying with a Praxel card in the loyalty club promotion. If the claim were to be accepted as a class action the claim amount would be estimated by the claimant at NIS 7 million.  In June 2011, further to the crediting by the Company of customers that did not receive discounts, the court accepted the plaintiff's request to withdraw the claim, and approved settlement sums agreed upon between the parties, in an amount immaterial to the Company, as lawyer's fees and compensation to the plaintiff, to be paid to the plaintiff by the Company.

 In December 2010, a claim and a request to recognize it as a class action was filed against the YOU customer club, claiming that discounts for filling the car with petrol at Dor Alon petrol stations, which the club supposedly promised were not given. If the claim were to be accepted as a class action, the claimant assesses his claim at NIS 894 million. In the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%.  Accordingly, the Company did not make any provision for this claim in its financial statements.

In August 2010, the Company was served with a claim and a request for approval as a class action, in which it is being sued, together with the YOU Customer Club, regarding the alleged omission of a way to notify the request not to receive commercial cellular messages (SMS) as required by law, and the failure to remove the plaintiff from a distribution list of SMS numbers of "YOU" card holders.  The plaintiff's personal claim is estimated by him at NIS 1,250, and if the claim is certified as a class action, the approximate claim is estimated by the plaintiff at NIS 390 million. The Company is currently reviewing the claim and denying all above allegations; however, at this time, given this matter is preliminary in nature, our financial statements currently do not provide for any amount. We will continue to assess this matter as the request for the class action develops.

We are subject to a claim in connection with a potential breach of a supply agreement.

In August, 2010 the Company and some of its subsidiaries were served with a claim in which they are being sued by a former supplier of fruits and vegetables claiming that the company breached the agreements between the parties regarding the supply of fruits and vegetables, a breach that allegedly resulted in damages assessed by the plaintiff at approximately NIS 178 million. As mentioned in the claim, due to court fees, it was filed for the sum of NIS 100 million. The Company has denied all the above allegations. The Company believes it acted according to all binding agreements and is not liable to any damages claimed. The Company further denies that any damages were at all caused to the plaintiff. However, at this time, given this matter is preliminary in nature, our financial statements currently do not provide for any amount.

We are subject to requests for class actions in connection with misleading customers when selling certain products in closed packaging

In July 2010, a claim was filed against Mega Retail Ltd. including a request for it to be approved as a class action, alleging that Mega Retail is misleading the customer when it sells certain products in closed packaging, for an amount per item rather than by weight, even though there are differences in weight between the packages, and without an indication of the weight of each package. The plaintiff's personal claim is estimated by him at NIS 14, and if the claim is certified as a class action, the approximate claim is estimated by the plaintiff at NIS 6 million. In the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%.   Accordingly, the Company did not make any provision for this claim in its financial statements.

Legal Proceedings related to our Fueling Stations and Convenience Stores

A class action was lodged against Dor Alon and other fuel companies in December 2007. The total amount of the claim is NIS 132 million (the subsidiary's share in this amount is NIS 8.8 million). The claimant asserts that the defendants charged each customer NIS 2 for fueling on Saturdays and on holidays. Based on the opinion of its legal advisers, the subsidiary's management believes that the chances of the claimant would prevail in the claim are lower than 50%, and therefore did not include a provision in its accounts for this matter.

In October 2009, Dor Alon received a statement of claim and an application for approval of the claim as a class action; the claim was lodged against Dor Alon and other fuel companies. The claimant claims payment of damages of NIS 124 million (Dor Alon's share in the said claim amount as per the statement of claim is NIS 21.9 million). According to the claimant, the defendants overcharged him for fuel when filling up his car. According to the claimant, after passing his debit card but before starting to fill up, the payment meter started operating without the provision of fuel. The overcharge has allegedly amounted at times to several Agorot and at times to several NIS.  Based on information received from Dor Alon's management, the Company believes that the chances that the claim will be allowed are less than 50%, and therefore Dor Alon did not make a provision in its financial statements.

On November 3, 2010, a claim and a request to approve the claim as a class action was issued against a subsidiary of Dor Alon and other gas companies (the share of Dor Alon's subsidiary was estimated at NIS 4 million). The issue in the claim is the alleged cooperation between the gas companies and apartment builders which requires tenants to enter into contracts with a certain gas supplier in a way the tenant allegedly overpays the gas company. The subsidiary of Dor Alon is currently learning the claim and is preparing its defense. Based on information received from Dor Alon's management, the Company believes that the chances that the claim will be allowed are less than 50%, and therefore Dor Alon did not make a provision in its financial statements.

In December 2010, a claim and an application for approval of the claim as a class action was filed with the District Court in Tel Aviv against Dor Alon, a subsidiary of Dor Alon and the three largest fuel companies in the total amount of approximately NIS 200 million. The claim was filed arguing that liquid oil in the pipes and petrol tanks caused the contamination of ground water. According to the claimants the fuel companies did not adhere to the guidelines of the Environment Ministry and did not check the fueling installations were waterproof. Based on information received from Dor Alon's management, the Company believes that the chances that the claim will be allowed are less than 50%, and therefore Dor Alon did not make a provision in its financial statements.

In December 2010 a claim was issued in the local court in Tel Aviv against Dor Alon, a subsidiary of Dor Alon, two officers of Dor Alon and an employee a claim by the Environment Ministry claiming they did not perform checks of the leakage of fuel tanks and pipes in a number of Dor Alon's fueling stations and claiming that they did not pass the results of their waterproofness checks to the person in charge of the prevention of water contamination by fuels in the Environment Ministry, claiming omission of reporting of an oil leak, non-treatment of a facility that was not waterproof and the non-installation of a piezometer, in accordance with 1959 Water Law and the 1977 (prevention of water contamination regulations)(fueling stations) Regulations. The relevant period for performing the waterproofing checks in the statement of claim was between 2000 and 2004.  Based on information received from Dor Alon's management, the Company believes that the chances that the claim will be allowed are less than 50%, and therefore Dor Alon did not make a provision in its financial statements.

In December 2010, a claim and an application for approval of the claim as a class action was filed with the District Court in Tel Aviv against Dor Alon, and other fuel companies in the total amount of approximately NIS 197 million. The issue in the claim is differences in temperature of the petrol between the moment it is acquired by the fuel companies and the moment it is sold to the customers, in a way that misstates the amount of energy sold to the customers and this way, according to the claimant, the fuel companies profit millions of NIS per annum. Dor Alon has not yet filed its defense. Based on information received from Dor Alon's management, the Company believes that the chances that the claim will be allowed are less than 50%, and therefore Dor Alon did not make a provision in its financial statements.

 In March 2011 a claim and an application for approval of the claim as a class action was filed against Dor Alon, and other fuel companies. The issue in the claim is differences between the temperature of the LPG and the energy it provides as a result of burning. Based on information received from Dor Alon's management, the Company believes that, the chances that the claim will be certified as a class action are less than 50%, and therefore Dor Alon did not make a provision in its financial statements.

An administrative petition has been filed against the Tel Aviv municipality (and against a subsidiary of Dor Alon and others being nominal parties). The purpose of this petition is to oblige the Tel Aviv municipality to enforce the by-laws on the business of the subsidiary operating during the night, on Saturdays and holidays in Tel Aviv. The subsidiary of Dor Alon filed a response in which it presented its preliminary claims asserting that the petition should be rejected immediately. Based on information received from Dor Alon's management, the Company believes that the chances that the claim will be allowed are less than 50%, and therefore Dor Alon did not make a provision in its financial statements.

In the ordinary course of Dor Alon and its subsidiaries business of the construction and operation of filling stations, additional claims were filed. Dor Alon's management believes, based on the opinion of its legal advisers that it has good defenses and therefore the amounts that Dor Alon might be required to pay in respect of those legal procedures (if any) would not have a material effect on its results. Dor Alon has provided for the said liabilities in its financial statements based on its estimates. Also, certain claims have been filed against subsidiaries concerning employee-employer relations. The amounts of those claims are immaterial for those subsidiaries. Dor Alon has provided in its financial statements for the said liabilities based on its estimates.

On April 2011, a class action was filed in the amount of NIS 30 million, against Dor Alon's subsidiary. In the statement of claim it is asserted that accordant to Customer Protection Regulations (Price Per Unit) the defendants must mark its products, which are being sold at the AM:PM supermarket chain, by unit of measure and not only by pricing the product as a whole. According to the plaintiff, refraining from such way of marking, does not allow comparison between products which are sold in containers of different size or volume. Based on information received from Dor Alon's management, the Company believes that the chances that the claim will be allowed are less than 50%, and therefore Dor Alon did not make a provision in its financial statements.

On March 22, 2009, a class action was filed against a subsidiary of Dor Alon and other gas companies; the amount of the claim is NIS 821 million (Dor Alon's subsidiary's share in the said amount is NIS 32 million). In the statement of claim it is asserted that when the defendants replace a gas container to the consumer the container still contains a certain volume of gas, which is later used by the defendants. According to the claimants, the defendants fully charge the claimants for the gas in the container but the consumers do not use all of the gas they pay for, since some of the gas is taken back by the defendants. Dor Alon filed a statement of defense and an application for striking it out in limine. Based on information received from Dor Alon's management, the Company believes that the chances that the claim will be allowed are less than 50%, and therefore Dor Alon did not make a provision in its financial statements.

On July 21, 2010, a statement of claim against a subsidiary of Dor Alon, and a request to approve the claim as a class action were received in Dor Alon's offices; the amount claimed is NIS 100 million. According to the statement of claim, under Section 8(8) of the Prices Stabilization in Commodities and Services Order (Temporary Provision) Maximal Prices of Oil Products), 1996, the amount specified in the gas bill paid through the bank also includes the bank's commission in respect of the payment of the bill. The plaintiff claims that she paid her gas bills through the bank and thereby was charged for the bank commission for such payments. The plaintiff notified that she intends to submit a request to strike off the claim as the issue was discussed in court and decided upon.

On June 27, 2010, a statement of claim and a request to approve the claim as a class action and as a derivative claim was filed against Dor Alon, members of the Board of Directors of Dor Alon and Alon. The claim was lodged by holders of Series A debentures of Dor Alon that wish to represent the holders of Series A Dor Alon debentures as of February 7, 2010, who did not convert the debentures into Dor Alon shares. In their claim, the plaintiffs claim that the distribution (on February 9, 2010) of the shares of Alon Natural Gas Exploration Ltd. to Dor Alon's shareholders was an unlawful distribution. The plaintiffs also claim that Dor Alon should have adjusted the Series A debentures' conversion rate following the distribution of shares as above. The plaintiffs request that the Court would oblige Alon and the members of Dor Alon's Board of Directors to return to Dor Alon the shares that were distributed as above; alternatively, the plaintiffs request that Dor Alon will be required to adjust the conversion rate of the debentures to the "Ex rate" subsequent to the distribution; alternatively, the plaintiffs seek damages for non adjustment of the conversion rate. The Company has denied all above allegations, however, at this time, given this matter is preliminary in nature, our financial statements currently do not provide for any amount. We will continue to assess this matter as the request for the class action develops. Based on information received from Dor Alon's management, the Company believes that the chances that the claim will be allowed are less than 50% and therefore Dor Alon did not make a provision in its financial statements.

Legal Proceedings related to our Non-Food Segment

In May 2011, a claim and a request to recognize the claim as a class action was filed against the Company regarding special sales held at "Kfar Hasha'ashuim" brand toy stores operated by the Company's 100% wholly owned subsidiary , Bee Group Retail Ltd. According to the claimant, the toy stores misled their customers by not presenting the prices charged for products prior to the special sales, as required by law, in addition to the special sales prices. The claimant estimates the damage to the group of claimants for the purposes of the claim at NIS 30 million. We will continue to assess this matter as the request for the class action develops.

We were in the process of arbitration proceedings in connection with our holdings in our Bee Group subsidiary, Dr. Baby Ltd.

Certain shareholders of Dr. Baby Ltd., or Dr. Baby, and its former general manager, disputed the issuance of an additional 5,000 shares of Dr. Baby to Bee Group for an aggregate consideration in the amount of NIS 19.5 million, which resulted in the dilution of their holdings, and the dismissal of the former general manager of Dr Baby.   As a result of the issuance, Bee Group's holdings in Dr. Baby increased by an additional 48.1% to 98.08%.  The shareholders and the former general manager demanded that the issuance would be cancelled, or alternatively, that Bee Group would compensate them with a payment in the aggregate amount of NIS 15 million. The dispute was dismissed by an arbitrator.

General

We are involved in various other legal or other proceedings incidental to the ordinary course of our business.  We do not believe that any of these proceedings, individually or in the aggregate, will have a material adverse effect on our business, financial position or operating results.

Independent Accountants

On June 28, 2010, Alon Holdings' shareholders approved the reappointment of Kesselman & Kesselman as our auditors for the year ending December 31, 2010.  Kesselman & Kesselman has no relationship with us or with any affiliate of us, except as auditors.

B.	Significant Changes.

Except as otherwise disclosed in this Annual Report, no significant change has occurred since December 31, 2010.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details.

ADSs

The following table sets forth the annual high and low closing prices for Alon Holdings ADSs for the five most recent full financial years as reported by the New York Stock Exchange.

Year	High	Low

2006	$14.8	$9.8
2007	$20.0	$11.6
2008	$14.4	$5.6
2009	$11.2	$5.3
2010	$14.9	$8.1

The following table sets forth the quarterly high and low closing prices for Alon Holdings ADSs for each quarter of the two most recent full financial years and the subsequent quarterly period, as reported by the New York Stock Exchange.

Year	High	Low

2009
First quarter	$7.5	$5.3
Second quarter	$9.2	$5.8
Third quarter	$9.9	$8.1
Fourth quarter	$11.2	$9.5

2010
First quarter	$13.3	$10.2
Second quarter	$13.6	$10.2
Third quarter	$14.9	$9.8
Fourth quarter	$10.4	$8.1

2011
First quarter	$10.6	$8.5
Second quarter (until June 22, 2011)	$10.5	$8.2

The following table sets forth the monthly high and low closing prices for Alon Holdings ADSs for the last six months, as reported by the New York Stock Exchange.

2010	High	Low

November	$9.5	$8.1
December	$9.0	$8.1
2011	High	Low

January	$10.0	$9.0
February	$9.7	$8.5
March	$10.6	$9.0
April	$10.5	$9.8
May	$10.2	$8.2
June (until June 22, 2011)	$8.9	$8.3

Ordinary Shares

The following table sets forth the annual high and low closing prices for Alon Holdings' ordinary shares for the years 2006 to 2010 as reported by the Tel Aviv Stock Exchange.  Shares are traded on the Tel Aviv Stock Exchange in NIS, and the translation of the NIS to dollars has been made at the representative exchange rate of exchange on the last day of each period, as published by the Bank of Israel.

Year	High		Low
	NIS	$	NIS	$

2006	62.6	13.6	46.8	10.2
2007	78.8	20.5	45.9	11.9
2008	52.4	13.8	21.4	5.6
2009	42.9	11.4	23.0	6.1
2010	50.1	14.1	29.8	8.4

The following table sets forth the quarterly high and low closing price for Alon Holdings' ordinary shares for the quarters set forth below, as reported by the Tel Aviv Stock Exchange.  The translation into dollars has been made at the representative rate of exchange on the last day of each period, as published by the Bank of Israel.

	High		Low
	NIS	$	NIS	$

2009
First Quarter	29.4	7.0	23.0	5.5
Second Quarter	36.4	9.3	24.9	6.4
Third Quarter	36.7	9.8	32.2	8.6
Fourth Quarter	42.9	11.4	35.4	9.4

2010
First Quarter	50.1	13.5	38.1	10.3
Second Quarter	49.4	13.0	40.8	10.5
Third Quarter	49.0	13.4	38.4	10.5
Fourth Quarter	49.0	13.8	29.8	8.4

2011
First Quarter	36.5	10.5	31.3	9.0
Second Quarter (until June 22, 2011)	35.1	10.3	28.1	8.2

The following table sets forth the monthly high and low closing prices for Alon Holdings ordinary shares for the last six months, as reported by the Tel Aviv Stock Exchange.  The translation into dollars is based on the representative rate of exchange on the last day of each period, as published by the bank of Israel.

2010	High		Low
	NIS	$	NIS	$

November	34.1	9.3	30.8	8.4
December	31.5	8.9	29.8	8.4

2011	High		Low

January	35.0	9.5	31.4	8.5
February	35.4	9.8	31.3	8.7
March	36.5	9.8	32.9	8.8
April	35.1	10.3	33.5	9.9
May	33.7	9.8	28.1	8.2
June (until June 22, 2011)	30.2	8.8	28.1	8.2

For additional information on our ordinary shares, see “Item 10.  Additional Information - B. Memorandum and Articles of Association - Description of Securities - Ordinary Shares.

B.	Plan of Distribution.

Not applicable.

C.	Markets.

Our ADSs, each representing one ordinary share and evidenced by an American depositary receipt, or ADR, have been traded on the New York Stock Exchange, Inc. under the symbol “BSI” since July 1996.  The ADRs were issued pursuant to a Depositary Agreement Alon Holdings entered into with The Bank of New York.

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

Private Placements

Under Alon Holdings' Articles of Association, resolutions of the board of directors regarding a private placement of Alon Holdings' shares constituting, or securities convertible into, more than ten percent of our outstanding share capital require the approval of Alon Holdings' shareholders. With respect to the aforesaid, securities convertible or exercisable into shares are deemed to have been converted or exercised on the date of their issue.

Under the Israeli Companies Law, if (i) as a result of a private placement a person would become a controlling shareholder or (ii) a private placement will entitle 20% or more of the voting rights of a company before the placement, and all or part of the private placement consideration is not in cash or in public traded securities or is not in market terms and if as a result of the private placement the holdings of a substantial shareholder shall increase or as a result of it a person shall become a substantial shareholder, then in either case, the allotment must be approved by the board of directors and by the shareholders of the company.  A “substantial shareholder” is defined as a shareholder that holds five percent or more of the company’s outstanding share capital, assuming the exercise of all of the securities convertible into shares held by that person.  In order for the private placement to be in “market terms” the board of directors has to determine, on the base of detailed explanation, that the private placement is on market terms, unless proven otherwise.

Board of Directors

Under Alon Holdings' Articles of Association, resolutions by the board of directors shall be decided by a majority of votes of the directors present (or participating, in the case of voting by media) and voting, each director having one vote.

In addition, the Israeli Companies Law requires that certain transactions, actions and arrangements be approved as provided for in a company’s articles of association and in certain circumstances by the audit committee and by the board of directors itself.  Those transactions that require such approval pursuant to a company’s articles of association must be approved by its board of directors.  In certain circumstances, audit committee and shareholder approval is also required.  The vote required by the audit committee and the board of directors for approval of such matters, in each case, is a majority of the directors participating in a duly convened meeting.  Under the Israeli Companies Law, the audit committee is to be comprised of at least three members appointed by the board of directors, which members must include all of the external directors .

The Israeli Companies Law requires that a member of the board of directors or senior management of the company promptly disclose any personal interest that he or she may have (either directly or by way of any corporation in which he or she is, directly or indirectly, a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager) as well as all related material information known to him or her, in connection with any existing or proposed transaction by the company.  In addition, if the transaction is an extraordinary transaction (that is, a transaction other than in the ordinary course of business, otherwise than on market terms, or is likely to have a material impact on the company’s profitability, assets or liabilities), the member of the board of directors or senior management must also disclose any personal interest held by his or her spouse, siblings, parents, grandparents, descendants, spouse’s descendants, siblings and parents, and the spouses of any of the foregoing.

Once the member of the board of directors or senior management complies with the above disclosure requirement, a company may approve the transaction in accordance with the provisions of its articles of association.  Further, under Alon Holdings' Articles of Association, subject to the provisions of the Companies Law, (i) a transaction between us and an officer or a person that controls us or (ii) a transaction between us and another person in which an officer of ours or a person that controls us has a personal interest, which transaction is not in any such case extraordinary (Ordinary Interested Transactions), will be approved by us in the following manner:

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

The approval of Ordinary Interested Transactions by the bodies or persons may be done by means of an approval of a particular type of transaction or an approval of a particular transaction. The approval must confirm that the transaction is not adverse to the company’s interest.  Furthermore, if the transaction is an extraordinary transaction, then, in addition to any approval stipulated by the Articles of Association, it also must be approved by the company’s audit committee and then by the board of directors, and, under certain circumstances, by a meeting of the shareholders of the company.  Under the provisions of the Israeli Companies Law, whoever has a personal interest in a matter, which is considered at a meeting of the board of directors or the audit committee, may not be present at this meeting or vote on this matter, unless it is not an extraordinary transaction as defined in the Israeli Companies Law. However, if the majority of the directors have a personal interest in a matter, they shall be allowed to participate and vote on this matter, but an approval of the transaction by the shareholders in the general meeting shall be required.

Alon Holdings' Articles of Association provide that, subject to the Israeli Companies Law, all actions executed in good faith by the board of directors or by a committee thereof or by any person acting as a director or a member of a committee of the board of directors will be deemed to be valid even if, after their execution, it is discovered that there was a flaw in the appointment of these persons or that any one of these persons was disqualified from serving at his or her office.

The Articles of Association provide that the board of directors may delegate its powers to such committees of the board of directors as it deems appropriate, subject to the provisions of the Israeli Companies Law, and they may from time to time widen, narrow or cancel the delegation of such power.  The Israeli Companies Law provides that certain powers of the board of directors may not be delegated by the board of directors. See “Item 6. Directors, Senior Management and Employees - C. Board Practices - Committees.”

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

Notices.  Under the Israeli Companies Law and our Articles of Association, we are required to publish notices in two Hebrew-language daily newspapers at least 14 calendar days’ prior notice of a shareholders’ meeting. However, under regulations promulgated under the Israeli Companies Law, we are required to publish notice in two daily newspapers at least 35 calendar days prior any shareholders’ meeting in which the agenda includes matters which may be voted on by voting instruments. Regulations under the Israeli Companies Law exempt companies, like Alon Holdings, whose shares are listed for trading both on a stock exchange in and outside of Israel, from some provisions of the Israeli Companies Law. An amendment to these regulations exempts us from the requirements of the Israeli proxy regulation, under certain circumstances.

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

Election of Directors.  Our ordinary shares do not have cumulative voting rights in the election of directors.  As a result, the holders of ordinary shares representing more than 50% of our ordinary shares and voting power have the power to elect all of our directors, other than our external directors, whose initial election requires, in addition to the vote of a majority of shareholders, that a majority of the votes of the shareholders who are not controlling shareholders and do not have a personal interest in the appointment (excluding a personal interest which did not result from the shareholder’s relationship with the controlling shareholder) who participate in the vote, vote for their nomination (without taking into account abstentions), or that less than two percent of the disinterested shareholders vote against their nomination.  Currently, Alon Retail has the power to elect all of our directors other than our two external directors.  See Item 3.  Key Information - D. Risk Factors - “Alon Retail is able to control the outcome of matters requiring shareholder approval.”

Dividend and Liquidation Rights.  Our profits, in respect of which a resolution was passed to distribute them as dividend or bonus shares, shall be paid pro rata to the amount paid or credited as paid on account of the nominal value of shares held by the shareholders. In the event of Alon Holdings' liquidation, the liquidator may, with the general meeting’s approval, distribute parts of the company's property in specie among the shareholders and he may, with similar approval, deposit any part of the company's property with trustees in favor of the shareholders as the liquidator, with the approval mentioned above deems fit.

Voting, Shareholders’ Meetings and Resolutions. Holders of ordinary shares are entitled to one vote for each ordinary share held on all matters submitted to a vote of shareholders.  The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present, in person or by proxy, or who has sent the company a voting instrument indicating the way in which he is voting, who hold or represent, in the aggregate, 50% or more of the voting rights of our outstanding share capital.  A meeting adjourned for lack of a quorum is adjourned to the same day in the following week at the same time and place or any time and place as prescribed by the board of directors in notice to the shareholders. At the reconvened meeting one shareholder at least, present in person or by proxy constitutes a quorum subject to the provisions of section 79 of the Israeli Companies Law.

With the agreement of a meeting at which a quorum is present, the chairman may, and on the demand of the meeting he must, adjourn the meeting from time to time and from place to place, as the meeting resolves.

Annual general meetings of shareholders are held once every year within a period of not more than 15 months after the last preceding annual general shareholders’ meeting. The meeting shall be held at the company'sregistered offices, unless the board of directors has determined otherwise. The board of directors may call special general meetings of shareholders. The Israeli Companies Law provides that a special general meeting of shareholders may be called by the board of directors or by a request of two directors or 25% of the directors in office, whichever is the lower, or by shareholders holding at least 5% of the issued share capital of the company and at least 1% of the voting rights, or of shareholders holding at least 5% of the voting rights of the company.

An ordinary resolution requires approval by the holders of a majority of the voting rights present, in person or by proxy, at the meeting and voting on the resolution.

Modification of Class Rights.  Under Alon Holdings' Articles of Association, unless otherwise provided, the rights attached to any class may be varied after a resolution is passed by general meetings of the shareholders of each class of shares separately or after obtaining the written consent of the holders of all the classes of shares.

Allotment of Shares.  Alon Holdings' board of directors has the power to allot or to issue shares to any person, with restrictions and condition, for their nominal value or with a premium, as it deems fit.

Private Placements

For information on private placements, see “Item 10.  Additional Information - B. Memorandum and Articles - Private Placements.”

C.	Material Contracts.

Purchase of Remaining Shares in the Bee Group

On August 3, 2008, we entered into an agreement with the holders of 40% of the shares of Bee Group (the "Sellers") to purchase an additional 9,354 ordinary shares and 650 preferred shares of Bee Group, increasing our holdings in Bee Group by 25% to 85% of the shares of Bee Group, for consideration of NIS 35.4 million ($9.8 million at that time). The remaining 15% of the shares of Bee Group, which consist of 5,996 shares (including 150 preferred shares) (the "Remaining Shares"), were converted into ordinary shares of Bee Group on the transaction closing date (the "Closing Date").  In October 2010, we exercised a call option to purchase the Remaining Shares from the Sellers for consideration in the amount of NIS 24.5 million, or $6.8 million (at that time), increasing our holdings in Bee Group to 100%.

For a summary of other material contracts, see “Item 4. Information on The Company - B. Business Overview - General”, “Item 4. Information on The Company - B. Business Overview – Supermarkets,” “Item 4. Information on The Company - B. Business Overview – Gas Stations and Convenience Stores,” “Item 4. Information on The Company - B. Business Overview – Non-Food Retail,” “Item 4. Information on The Company - B. Business Overview – Real Estate,” “Item 4. Information on The Company - B. Business Overview - Related Businesses”, “Item 5.  Operating and Financial Review and Prospects - Liquidity and Capital Resources - Debentures”, “Item 6.  Directors, Senior Management and Employees - C. Board Practices - Exemption, Insurance and Indemnification of Directors and Officers - Limitations on Insurance, Exemptions and Indemnification”, “Item 6.  Directors, Senior Management and Employees - D. Employees”, “Item 7.  Major Shareholders and Related Party Transactions - B. Related Party Transactions,” and our consolidated financial statements and notes included elsewhere in this Annual Report.

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

Israeli Tax Considerations

General

The following is a summary of the current tax regime of the State of Israel, which applies to us and to persons who hold our ordinary shares or ADSs (the "Shares").

This discussion does not purport to constitute a complete analysis of all potential tax consequences applicable to investors upon purchasing, owning or disposing of our Shares. In particular, this discussion does not take into account the specific circumstances of any particular investor (such as tax-exempt entities, Financial Institutions, certain financial companies, broker-dealers, investors that own, directly or indirectly, 10% or more of our outstanding voting rights, or foreign companies, Israeli residents holding 25% or more of their shares or having the right to 25% or more of their income or profit, all of whom are subject to special tax regimes not covered under this discussion). To the extent that issues discussed herein are based on legislation which has yet to be subject to judicial or administrative interpretation, there can be no assurance that the views expressed herein will accord with any such interpretation in the future. This discussion is not intended and should not be construed as legal or professional tax advice and does not cover all possible tax considerations.

Potential investors are urged to consult their own tax advisors as to the Israeli or other tax consequences of the purchase, ownership and disposition of the Shares, including, in particular, the effect of any foreign, state or local taxes.

General Corporate Tax Structure in Israel

The Israeli corporate tax rate applicable to Israeli resident companies in 2011 is 24% (25% in 2010). This rate is scheduled to be gradually reduced to 18% by 2016 (23% in 2012, 22% in 2013, 21% in 2014; 20% in 2015 and 18% in 2016 and thereafter). Capital gains generated on or after January 1, 2010 are subject to tax at the corporate tax rate.

TAXATION OF SHAREHOLDERS

Capital Gains

Capital gains tax is imposed on the disposal of capital assets by an Israeli resident, and on the disposal of such assets by a non-Israeli resident if those assets are either (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel. The Israeli Income Tax Ordinance distinguishes between "Real Gain" and the "Inflationary Surplus". Real Gain is the excess of the total capital gain over Inflationary Surplus computed generally on the basis of the increase in the Israeli CPI between the date of purchase and the date of disposal.

The real capital gain accrued by individuals on the sale of an asset purchased on or after January 1, 2003 will be taxed at the rate of 20%. However, if the individual shareholder is a "Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of one of the Israeli resident company's means of control) at the time of sale or at any time during the preceding 12 month period, such gain will be taxed at the rate of 25%. The Real Capital Gain generated by an individual on the sale of an asset purchased prior to January 1, 2003 will be subject to tax at a weighted rate. The marginal tax rate for individuals (up to 45% in 2011) will be applied to the portion of the gain amount which bears the same ratio to the total gain realized as the ratio which the holding period commencing at the acquisition date and terminating on January 1, 2003 bears to the total holding period. The remainder of the gain realized will be subject to capital gains tax at the rates applicable to an asset purchased after January 1, 2003. In addition, capital gains generated by an individual claiming deduction of financing expenses in respect of such gain will be taxed at the rate of 25%.

Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (24% in 2011 for corporations and a marginal tax rate of up to 45% in 2011 for individuals). Notwithstanding the foregoing, capital gains generated from the sale of our Shares by a non-Israeli shareholder may be exempt from Israeli tax under the Israeli Income Tax Ordinance provided that the following cumulative conditions are met: (i) the Shares were purchased upon or after the registration of the Shares on the stock exchange (not applicable in respect of Shares purchased on or after January 1, 2009), (ii) the seller does not have a permanent establishment in Israel to which the generated capital gain is attributed, and (iii) if the seller is a corporation, less than 25% of its means of control or the rights to its profit or income are held by or attributed to Israeli resident shareholders. In addition, the sale of the Shares may be exempt from Israeli capital gains tax under the provisions of an applicable double tax treaty.  For example, the U.S.-Israel Double Tax Treaty exempts a U.S. resident from Israeli capital gain tax in connection with the sale of  the Shares, provided that: (i) the U.S. resident owned, directly or indirectly, less than 10% of the  voting power of the company at any time within the 12 month period preceding such sale; (ii) the U.S. resident, being an individual, is present in Israel for a period or periods of less than 183 days during the taxable year; and (iii) the capital gain from the sale was not derived through a permanent establishment of the U.S. resident in Israel.

Either the purchaser, the Israeli stockbroker or the financial institution through which the Shares are held are obligated, subject to the above mentioned exemptions, to withhold tax upon the sale of Shares from the real capital gain at the corporate tax rate for corporations and 20% in respect of an individual.

Upon the sale of traded securities, a detailed return, including a computation of the tax due, should be filed and an advanced payment should be paid to the ITA on January 31 and June 30 of every tax year in respect of sales of traded securities made within the previous six months. However, if all tax due was withheld at source according to applicable provisions of the Israeli Income Tax Ordinance and regulations promulgated thereunder, such return should not be filed and no advance payment should be paid. A capital gain is also reportable on the annual income tax return.

Dividends

A dividend distributed by the Company to a shareholder who is Israeli resident individual will be generally subject to income tax at a rate of 20%. However, a 25% tax rate will apply if the dividend recipient is a Controlling Shareholder, at the time of distribution or at any time during the preceding 12 month period. If the recipient of the dividend is an Israeli resident corporation, such dividend will be generally exempt from Israeli income tax.

A dividend distributed by an Israeli resident company to a non-Israeli resident (either individual or corporation) is generally subject to tax on the receipt of such dividend at the rate of 20% (25% if the dividend recipient is a Controlling Shareholder at the time of distribution or at any time during the preceding 12 month period). These rates are subject to reduced tax rates under an applicable double tax treaty. Thus, under the U.S.-Israel Double Tax Treaty, the tax rate of 25% generally applies in respect of dividends distributed by an Israeli company to a U.S. resident.  However, if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the Company's voting power and not more than 25% of the gross income of the Company for such prior taxable year (if any) consists of certain types of interest or dividends, then the tax rate will be 12.5%. The aforementioned rates under the U.S.-Israel Double Tax Treaty will not apply if the dividend income is attributed to a permanent establishment of the U.S. resident in Israel.

The Company is obligated to withhold tax upon the distribution of a dividend at the following withholding tax rates: (i) Israeli resident corporation – 0%, (ii) Israeli resident individual – 20% and (iii) non-Israeli resident – 20%, subject to a reduced tax rate under an applicable double tax treaty.

Estate and Gift Tax

Israeli law currently does not impose estate or gift tax.

United States Federal Income Tax Considerations

The following is a summary of the material U.S. federal income tax consequences that apply to U.S. Holders who hold Alon Holdings' ADSs or ordinary shares (together “Shares”) as capital assets for tax purposes.  This summary is based on current provisions of the Internal Revenue Code of 1986, as amended, current and proposed Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis.  This summary does not address all U.S. federal income tax matters that may be relevant to a particular perspective holder or all tax considerations that may be relevant with respect to an investment in Alon Holdings' Shares.

This summary does not address tax considerations applicable to a holder of a Alon Holdings Shares that may be subject to special tax rules including, without limitation, the following:

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

•	For purposes of this summary, a “U.S. Holder” means a beneficial owner of a Share that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

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

Under the Code, certain dividends received by non-corporate U.S. Holders will be subject to a maximum income tax rate of 15%.  This reduced income tax rate is only applicable to dividends paid by a “qualified foreign corporation” that is not a “passive foreign investment company” and only with respect to shares held by a qualified U.S. Holder (i.e., a non-corporate holder) for a minimum holding period (generally 61 days during the 121-day period beginning 60 days before the ex-dividend date).  We should be considered a qualified foreign corporation because (i) we are eligible for the benefits of a comprehensive tax treaty between Israel and the U.S., which includes an exchange of information program, and (ii) the ADSs are readily tradeable on an established securities market in the U.S.  In addition, based on our current business plans, we do not expect to be classified as a “passive foreign investment company” (see “Passive Foreign Investment Companies” below).  Accordingly, dividends paid by us to individual U.S. Holders on shares held for the minimum holding period should be eligible for the reduced income tax rate.  The reduced tax rate for qualified dividends is scheduled to expire on December 31, 2012, unless further extended by Congress.

The amount of any distribution paid in a currency other than U.S. dollars (a “foreign currency”) including the amount of any withholding tax thereon, will be included in the gross income of a U.S. Holder in an amount equal to the U.S. dollar value of the foreign currency calculated by reference to the exchange rate in effect on the date of the U.S. Holder’s (or, in the case of ADSs, the depositary’s) receipt of the dividend, regardless of whether the foreign currency is converted into U.S. dollars.  If the foreign currency is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize a foreign currency gain or loss in respect of the dividend.  If the foreign currency received in the distribution is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Any gain or loss on a subsequent conversion or other disposition of the foreign currency will be treated as ordinary income or loss.

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

Sale or Other Disposition of Shares

If a U.S. holder sells or otherwise disposes of its Shares, a gain or loss will be recognized for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and such holder’s adjusted basis in the Shares.  Subject to the discussion below under the heading “Passive Foreign Investment Companies,” such gain or loss generally will be a capital gain or loss and will be a long-term capital gain or loss if the holder had held the Shares for more than one year at the time of the sale or other disposition.  Long-term capital gains realized by individual U.S. Holders generally are subject to a lower marginal U.S. federal income tax rate (15% for taxable years beginning on or before December 31, 2012) than ordinary income.  Under most circumstances, any gain that a holder recognizes on the sale or other disposition of Shares will be U.S. source for purposes of the foreign tax credit limitation and any recognized losses will be allocated against U.S. source income.

If a U.S. Holder receives foreign currency upon a sale or exchange of Shares, a gain or loss will be recognized as described above and in addition, a gain or loss, if any, recognized on the subsequent sale, conversion, or disposition of such foreign currency will be ordinary income or loss, and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.  However, if such foreign currency is converted into U.S. dollars on the date received by the U.S. Holder, the U.S. Holder generally should not be required to recognize any gain or loss on such conversion.

A U.S. Holder who holds Shares through an Israeli stockbroker or other Israeli intermediary may be subject to Israeli withholding tax on any capital gains recognized if the U.S. Holder does not obtain approval of an exemption from the Israeli Tax Authorities. U.S. Holders are advised that any Israeli tax paid under circumstances in which an exemption from such tax was available will not give rise to a deduction or credit for foreign taxes paid for U.S. federal income tax purposes. U.S. Holders are advised to consult their Israeli stockbroker or intermediary regarding the procedures for obtaining an exemption.

Medicare Tax on Unearned Income

For taxable years beginning after December 31, 2012, certain U.S. Holders that are individuals, estates or trusts will be required to pay an additional 3.8% tax on, among other things, dividends on, and capital gains from the sale or other disposition of, Shares.

Passive Foreign Investment Companies

For U.S. federal income tax purposes, we will be considered a passive foreign investment company (“PFIC”) for any taxable year in which either 75% or more of our gross income is passive income, or at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income.  For this purpose, passive income includes dividends, interest, royalties, rents, annuities, and the excess of gains over losses from the disposition of assets which produce passive income.  If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. Holders owning Shares.

Based on our estimated gross income, the average value of our gross assets, and the nature of our business, we do not believe that we will be classified as a PFIC in the current taxable year.  Our status in any taxable year will depend on our assets and activities in each year and because this is a factual determination made annually at the end of each taxable year, there can be no assurance that we will not be considered a PFIC for any future taxable year.  If we determine that we have become a PFIC, we will notify our U.S. Holders and provide them with the information necessary to comply with the qualified electing fund rules (discussed below). If we are treated as a PFIC in any year during which a U.S. Holder owns Shares, certain adverse tax consequences could apply, as described below.  Given our current business plans, however, we do not expect that we will be classified as a PFIC in future years.

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

•           a U.S. Holder would be required to make an annual return on IRS Form 8621 regarding distributions received and gains realized with respect to the Shares.

One method to avoid the aforementioned treatment is for a U.S. Holder to make an election to treat us as a qualified electing fund.  A U.S. Holder that makes an election to treat us as a qualified electing fund (an “electing U.S. Holder”) is required for each taxable year to include in income a pro rata share of the ordinary earnings of the qualified electing fund as ordinary income and a pro rata share of the net capital gain of the qualified electing fund as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge.  A U.S. Holder may make a qualified electing fund election only if we furnish the U.S. Holder with certain tax information.  We have agreed to supply an electing U.S. Holder with such information needed to report income and gain pursuant to a qualified election in the event Alon Holdings is classified as a PFIC. Alternatively, another method to avoid the aforementioned treatment is for a U.S. Holder to make a timely mark-to-market election in respect of its Shares.  If a U.S. Holder elects to mark-to-market its Shares, any excess of the fair market value of the Shares at the close of each tax year over the adjusted basis in such Shares will generally be included in income.  If the fair market value of the Shares had depreciated below the adjusted basis at the close of the tax year, the U.S. Holder may generally deduct the excess of the adjusted basis of the Shares over their fair market value at that time.  However, such deductions generally would be limited to the net mark-to-market gains, if any, that were included in income by such holder with respect to Shares in prior years.  Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of Shares with respect to which the mark-to-market election is made, is treated as ordinary income or loss.

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

U.S. Federal Income Tax Consequences to Non-U.S. Holders

Sale, Exchange or Retirement of Shares

A non-U.S. Holder generally will not be subject to U.S. federal income tax or any withholding thereof with respect to gains realized on a sale or other disposition of our Shares unless one of the following applies:

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

Alon Holdings is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and fulfills the obligation with respect to these requirements by filing reports with the Securities and Exchange Commission (SEC).  You may read and copy any document Alon Holdings files with the SEC without charge at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549.  Copies of that material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates.  Please call the SEC at l-800-SEC-0330 for further information on the public reference room.  Recent reports filed by Alon Holdings with the SEC can also be accessed at the SEC’s web site, www.sec.gov.

As a foreign private issuer, Alon Holdings is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act.  In addition, Alon Holdings is not required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.  A copy of each report submitted in accordance with applicable United States law is available for public review at Alon Holdings' principal executive offices.

I.	Subsidiary Information.

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Sensitivity

The Company is exposed to various market risks, most of them related to changes in interest rates and changes in the Israeli CPI.  Loans and Debentures in the amount of approximately NIS 2,530.2 million and marketable securities in the amount of approximately NIS 281 million bear interest at fixed rates, and therefore changes in the interest rates will affect the fair value of such loans and marketable securities. Other loans set forth below bear interest at variable rates (as a result of changing interest rates or CPI linkage), and therefore a change in the CPI or the prime interest rate will affect future cash flow and interest expenses.

The table below provides information about our financial instruments as of December 31, 2010:

	December 31, 2010
	Expected maturity (NIS in thousands)

	2011	2012	2013	2014	2015	2016	2017 and thereafter	Total
Long term loan from banks - linked:
Linked to the Israeli CPI - 3.59% (weighted average rate as of December 31, 2010)	70,149	68,319	64,887	64,968	65,050	60,183	358,891	752,448
Linked to the Israeli CPI – 5.2% (weighted average rate as of December 31, 2010)	81,623	67,458	19,952	13,419	18,901	64,869	1,568	267,791

Long term loans from bank - unlinked:
Fixed annual interest rate of 7.11%	59,039	49,705	38,047	7,441	7,595	7,761	10,258	179,846
Variable interest (average annual rate as of December 31, 2010 of 4.26%)	56,539	56,453	45,984	42,978	18,937	1,665	1,289	223,844
Variable interest (average annual rate as of December 31, 2010 of 2.25%)	-	129,000	-	-	-	-	-	129,000
Variable interest (average annual rate as of December 31, 2010 of 3.19%)	30,420	22,852	17,423	3,275	3,879	5,589	60,563	144,001
	297,771	393,788	186,293	132,081	114,362	140,068	432,568	1,696,930
Non- Convertible debentures - Linked to the Israeli CPI:
Issued by the Company - fixed rate 5.9% (1)	-	77,639	77,639	77,639	-	-	-	232,916
Issued by the Company - fixed rate 2.5%	8,364	8,364	8,364	8,364	8,364	8,364	50,187	100,373
Issued by BSRE - fixed rate 4.7%	-	-	217,224	217,224	217,224	217,224	-	868,895
Issued by BSRE - fixed rate 4.2%	23,057	23,057	23,057	23,057	23,057	23,057	169,086	307,429
Issued by BSRE - fixed rate 4.5%	-	-	-	-	-	-	112,083	112,083
Issued by Dor Alon - fixed rate 5%	68,218	68,218	68,218	68,218	68,218	-	-	341,090
Issued by Dor Alon - fixed rate 4.95%	7,616	7,616	7,616	7,616	7,616	7,616	27,417	73,112
Issued by Dor Alon - fixed rate 6.45% (weighted average rate as of December 31, 2010)	10,893	2,050	2,140	2,278	2,424	2,798	51,246	73,529

Non- Convertible debentures – unlinked:
Issued by Dor Alon – variable interest (average annual rate as of December 31, 2010 of 4.29%)	-	-	16,200	16,200	16,200	16,200	16,200	81,000
Issued by Dor Alon - fixed rate 6.65%	-	-	34,750	34,750	34,750	34,750	-	139,000

Convertible Debentures Linked to the Israeli CPI:
Issued by the Company - fixed rate 5.9% (1)	2,330	-	-	-	-	-	-	2,330
Issued by BSRE - fixed rate 6.25%	-	-	28,029	28,029	28,029	28,028	-	112,115
Issued by Dor Alon - fixed rate 5.00%	61,017	-	-	-	-	-	-	61,017
	181,496	186,944	483,237	483,375	405,882	337,737	426,219	2,504,889

Marketable Securities - Linked to the Israeli CPI	146,902	-	-	-	-	-	-	146,902
Marketable Securities – unlinked in NIS	161,554	-	-	-	-	-	30,327	191,881
Marketable Securities –in other currencies	1,780	-	-	-	-	-	-	1,780
(1) See also “Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources - Debentures”.

For CPI-linked financial instruments as stipulated in the table above, a one percent increase (decrease) in the CPI would cause an approximately NIS 13.3 million decrease (increase) in net income for the next year.

Inflation Risks

The Company has an excess of Israeli CPI-linked liabilities over Israeli CPI-linked assets (mainly in respect of outstanding debentures). As a result, an increase in inflation would have the effect of increasing our financial expenses without any offsetting increase in our assets and revenues in our financial statements, leading to lower reported earnings and shareholders equity. The extent of this effect on our financial statements would be dependent on the rate of inflation in Israel.

The table below provides information about the changes of the CPI and the “known" CPI index:

	CPI	The “known" CPI index

2008	3.8%	4.51%
2009	3.9%	3.82%
2010	3.4%	2.28%

The table below provides an analysis of monetary assets and liabilities by currency and linkage as of December31, 2010:

	December 31, 2010
	NIS linked to CPI	NIS unlinked	US Dollar	Other currencies	Other(*)	Total
	NIS in thousands
Assets:
Cash and cash equivalents	-	120,820	4,843	293	-	125,956
Short term bank deposit	111	37,093	60,880	-	-	98,084
Investment in securities	146,902	132,502	1,780	-	59,380	340,564
Trade receivables	-	1,725,464	6,283	-	-	1,731,747
Other accounts receivables	2,133	100,719	591	-	-	103,443
Income taxes receivable	64,094	-	-	-	-	64,094
Derivative financial instruments	81,076	52,587	53,078	-	-	186,741
Other long-term receivables	-	-	216	-	55,862	56,078
Total assets	2,094	22,428	-	-	-	24,522
	296,410	2,191,614	127,671	293	115,242	2,731,229
Liabilities:
Credit and loans from banks and others	-	470,284	-	-	-	470,284
Trade payables	-	1,048,650	293,743	370	-	1,342,763
Other accounts payable and accrued expenses	31,386	513,140	6,529	-	-	551,055
Customer's deposits	30,405	-	-	-	-	30,405
Income tax payables	7,431	-	-	-	-	7,431
Provisions	37,800	23,914	-	-	-	61,714
Loans	1,020,239	676,691	-	-	-	1,696,930

Debentures	2,083,458	230,429	-	-	-	2,313,887
Convertible debentures	189,775	-	-	-	-	189,775
Other long-term liabilities	7,636	505	-	-	-	8,141
Derivative financial instruments	-	-	10,250	6,601	-	16,851
Total liabilities	3,408,021	2,963,721	310,522	6,971	-	6,689,236

For further information regarding market risks, see note 3 to our consolidated financial statements.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. to E.	Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. We performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that information required to be disclosed on Form 20-F and filed with the Securities and Exchange Commission is recorded, processed, summarized and reported timely within the time period specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There can be no assurance that our disclosure controls and procedures will detect or uncover all failures of persons within Alon Holdings to disclose information otherwise required to be set forth in our reports. Nevertheless, our disclosure controls and procedures are designed to provide reasonable assurance of achieving the desired control objectives. Based on our evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15(d) - 15(e) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report are effective at such reasonable assurance level.

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

Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has excluded Dor Alon from its assessment of internal control over financial reporting as of December 31, 2010 because ownership was acquired by the Company during 2010. Dor Alon represented approximately 42% of Company's consolidated total assets and approximately 13% of Company's consolidated net sales as of, and for the year ended, December 31, 2010.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2010 based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment and this framework, our management concluded that the Company's internal control over financial reporting were effective as of December 31, 2010.

(c)      The effectiveness of the Company’s internal control over financial reporting as of December 31, 2010 has been audited by Kesselman & Kesselman an independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited (“PWC”), which has audited the financial statements included in this Annual Report on Form 20-F; their report is included in Item 17.

 (d)       Changes in internal controls over financial reporting. There were no changes in  our internal control over financial reporting that occurred during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors has determined that Avraham Meron is an "audit committee financial expert" as defined in Item 16A of Form 20-F and is independent in accordance with the NYSE listing standards for audit committees applicable to Alon Holdings.

ITEM 16B.	CODE OF ETHICS

As of the date of this Annual Report, we have adopted a code of ethics that applies to our Chief Executive Officer, President, Chief Financial Officer, Corporate Controller and employees. This code of ethics is posted on our website, www.bsi.co.il/codeofethics.htm .

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, served as our independent public accountants for the fiscal years ended December 31, 2009 and 2010, for which audited financial statements appear in this Annual Report on Form 20-F.

The following table presents the aggregate fees for professional services rendered by such accountants to us during their respective term as our principal accountants in 2009 and 2010.

	2010	2009
	(NIS in thousands)	(NIS in thousands)
Audit Fees (1)	3,778	3,234
Audit-Related fees (2)	426	800
Tax Fees (3)	155	166
All Other Fees (4)	819	200
TOTAL	5,178	4,400

(1)
Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor can reasonably provide, and include the group audit; statutory audits; comfort letters and consents; attest services; assistance with and review of documents filed with the SEC and Sarbanes-Oxley Act compliance.

(2)	Audit-related services in connection with Alon Holdings and BSRE's shelf prospectuses and in connection with reports delivered to the Company's controlling shareholder.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Below is a list of purchases of the Company’s ordinary shares by the Company during calendar year 2010:

Period	Total Number of Shares Purchased (1)	Average Price Paid Per Share (in NIS)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under Plans or Programs
March 24, 2010	88,889	47.64	N/A	N/A
(1)
The Company purchased ordinary shares of the Company from certain employees of the Company, which shares were acquired by the employees upon their exercise of vested options granted to them under the Company's 2008 Share Option Plan .  The total amount paid by the Company for such shares was approximately NIS 4.3 million and the price per share was NIS 47.64.

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

PART III

ITEM 17.	FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this Annual Report, beginning on page F-1.

ITEM 18.	FINANCIAL STATEMENTS

We have responded to Item 17 in lieu of this item.

ITEM 19.	EXHIBITS

The exhibits filed with or incorporated into this Annual Report are listed in the index of exhibits below.

Exhibit No.	Description

1.1	Memorandum of Association of the Registrant (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-1 (File No. 333-05024)).

1.2	Articles of Association of the Registrant. (incorporated by reference to Exhibit 1.2 to Alon Holdings’ Annual Report on Form 20-F for the year ended December 31, 2009).

2.1
Form of Amended and Restated Deposit Agreement among Alon Holdings Blue Square - Israel Ltd., The Bank of New York as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit (a) to the Registration Statement on Form F-6 (File No. 333-05158)).

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

4.9	Form of Letter of Exemption and Indemnity adopted in February 2001 (incorporated by reference to Exhibit 4.13 to Alon Holdings' Annual Report on Form 20-F for the year ended December 31, 2000).

4.10
Form of Letter of Exemption and Indemnity (English translation accompanied by the Hebrew original) (incorporated by reference to Exhibit 4.14 to Alon Holdings' Annual Report on Form 20-F for the year ended December 31, 2001).

4.11	Form of Letter of Indemnity adopted in June 2008 (English translation) (incorporated by reference to Exhibit 4.11 to Alon Holdings' Annual Report on Form 20-F for the year ended December 31, 2008).

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

4.13
Special Collective Agreement made on the 3rd day of September 2000 between Alon Holdings and The New Federation of Labor in Israel. The Federation of Clerical, Administrative and Services Employees / the Commercial Section Employees and the committee of Alon Holdings employees. (English summary accompanied by the Hebrew original) (incorporated by reference to Exhibit 4.16 to Alon Holdings' Annual Report on Form 20-F for the year ended December 31, 2001).

4.14
Collective Agreement, made on August 13, 2003, by and among Blue Square – Israel Ltd. and The New Federation of Labor in Israel/The Federation of Clerical, Administrative and Services Employees and the National Committee of the Blue Square Co-Op Employees (English translation) (incorporated by reference to Exhibit 4.15 to Alon Holdings Annual Report on Form 20-F for the year ended December 31, 2003).

4.15
Collective Agreement, made on October 15, 2003, by and among Alon Holdings Blue Square - Israel Ltd. and The New Federation of Labor in Israel/The Federation of Clerical, Administrative and Services Employees and the National Workers Committee of Alon Holdings Blue Square -Israel Ltd (English translation) (incorporated by reference to Exhibit 4.16 to Alon Holdings Annual Report on Form 20-F for the year ended December 31, 2003).

4.16
Special Collective Bargaining Agreement made on the 21st day of January 2005 among Alon Holdings, the Histadrut and the National Committee of Alon Holdings Blue Square -Israel. (English translation) (incorporated by reference to Exhibit 4.15 to Alon Holdings' Annual Report on Form 20-F for the year ended December 31, 2004).

4.17
Special Collective Bargaining Agreement made on April 26, 2006 among Alon Holdings, the MAOF Histadrut and Blue Square -Israel Employees' Union (English translation) (incorporated by reference to Exhibit 4.16 to Alon Holdings' Annual Report on Form 20-F for the year ended December 31, 2006).

4.18
Special Collective Bargaining Agreement made on May 29, 2006 among Alon Holdings, the MAOF Histadrut and Blue Square -Israel Employees' Union (English translation) (incorporated by reference to Exhibit 4.17 to Alon Holdings' Annual Report on Form 20-F for the year ended December 31, 2006).

Exhibit No.	Description

4.19
Special Collective Bargaining Agreement made on July 16, 2007 among Alon Holdings, the MAOF Histadrut and Blue Square -Israel Employees' Union (English translation) (incorporated by reference to Exhibit 4.19 to Alon Holdings' Annual Report on Form 20-F for the year ended December 31, 2007).

4.20
Special Collective Bargaining Agreement made on April 5, 2009 among Alon Holdings, Blue Square Chain Investments & Properties Ltd., the MAOF Histadrut and Blue Square-Israel Employees' Union (English translation) (incorporated by reference to Exhibit 4.20 to Alon Holdings' Annual Report on Form 20-F for the year ended December 31, 2008).

4.21
Deed of Trust made on August 5, 2003, by and between Alon Holdings Blue Square – Israel Ltd. and Israel Discount Bank Trust Company Ltd., together with second schedule (English translation) (incorporated by reference to Exhibit 4.18 to Alon Holdings' Annual Report on Form 20-F for the year ended December 31, 2003).

4.22
First Schedule to Deed of Trust – Debenture Certificate for Registered Debenture (Series A) of NIS 1 par value each (out of series of NIS 200,000,000 par value Debentures (Series A)) (English translation) (incorporated by reference to Exhibit 4.19 to Alon Holdings' Annual Report on Form 20-F for the year ended December 31, 2003).

4.23
First Schedule to Deed of Trust – Debenture Certificate for Registered Debenture (Series B) of NIS 1 par value each (out of series of NIS 200,000,000 par value Debentures (Series B)) (English translation) (incorporated by reference to Exhibit 4.20 to Alon Holdings' Annual Report on Form 20-F for the year ended December 31, 2003).

4.24	Agreement between the Registrant and Blue Square Chain (Hyper Hyper) Ltd. (incorporated by reference to Exhibit 4.21 to Alon Holdings' Annual Report on Form 20-F for the year ended December 31, 2002).

4.25
General services framework and expenses allotment agreement, dated October 11, 2005, among Alon Holdings, Blue Square Chain Investments & Properties Ltd. and Blue Square Chain (Hyper Hyper) Ltd., as amended (incorporated by reference to Exhibit 4.21 to Alon Holdings' Annual Report on Form 20-F for the year ended December 31, 2005).

4.26
Transfer Agreement, dated June 21, 2006, between Alon Holdings and Blue Square Real Estate Ltd. (English translation) (incorporated by reference to Exhibit 4.23 to Alon Holdings' Annual Report on Form 20-F for the year ended December 31, 2006).

4.27
Split Agreement, dated April 2, 2006, between Alon Holdings and Blue Square Real Estate Ltd. (English translation) (incorporated by reference to Exhibit 4.24 to Alon Holdings' Annual Report on Form 20-F for the year ended December 31, 2006).

4.28
Lease Agreement, dated August 13, 2006, between Alon Holdings and Blue Square Real Estate Ltd. (English translation) (incorporated by reference to Exhibit 4.25 to Alon Holdings' Annual Report on Form 20-F for the year ended December 31, 2006).

4.29
Lease Agreement, dated June 23, 2006, between Alon Holdings and Blue Square Chain Investments & Properties Ltd Blue Square Real Estate Ltd (assigned to BSRE) (English translation) (incorporated by reference to Exhibit 4.26 to Alon Holdings’ Annual Report on Form 20-F for the year ended December 31, 2006).

Exhibit No.	Description

4.30
Transfer Agreement, dated March 31, 2009, between Blue Square Real Estate Ltd. and Blue Square Chain Properties & Investments Ltd., together with Addendum No. 1, dated September 13, 2009 (English translation) (incorporated by reference to Exhibit 4.30 to Alon Holdings’ Annual Report on Form 20-F for the year ended December 31, 2009).

4.31
Service Agreement, dated August 13, 2006, between Alon Holdings and Blue Square Real Estate Ltd. (English translation) (incorporated by reference to Exhibit 4.27 to Alon Holdings' Annual Report on Form 20-F for the year ended December 31, 2006).

4.32
Underwriting Agreement, dated August 15, 2006, among Blue Square Real Estate Ltd., and Poalim I.B.I Underwriting and Issues Ltd., Africa-Israel Issues Ltd., Discount Underwriting and Issues Ltd. and various other underwriters (English translation) (incorporated by reference to Exhibit 4.28 to Alon Holdings' Annual Report on Form 20-F for the year ended December 31, 2006).

4.33
Deed of Trust (for Series A Debenture) made on August 14, 2006, by and between Blue Square Real Estate Ltd. and Hermetic Trust (1975) Ltd., together with second schedule (English translation) (incorporated by reference to Exhibit 4.29 to Alon Holdings' Annual Report on Form 20-F for the year ended December 31, 2006).

4.34
First Schedule to Deed of Trust - Debenture Certificate for Registered Debentures (Series A) of NIS 1 par value each (out of series of NIS 100,000,000 par value Debentures (Series A)) (English translation) (incorporated by reference to Exhibit 4.30 to Alon Holdings' Annual Report on Form 20-F for the year ended December 31, 2006).

4.35
Deed of Trust (for Series B Debenture) made on August 14, 2006, by and between Blue Square Real Estate Ltd. and Hermetic Trust (1975) Ltd., together with second schedule (English translation) (incorporated by reference to Exhibit 4.31 to Alon Holdings' Annual Report on Form 20-F for the year ended December 31, 2006).

4.36
First Schedule to Deed of Trust - Debenture Certificate for Registered Debentures (Series B) of NIS 1 par value each (out of series of NIS 650,000,000 par value Debentures (Series B)) (English translation) (incorporated by reference to Exhibit 4.32 to Alon Holdings' Annual Report on Form 20-F for the year ended December 31, 2006).

4.37
Deed of Trust (for Series C to H Debentures) dated May 19, 2009, by and between Blue Square Real Estate Ltd. and Hermetic Trust (1975) Ltd., together with Addendum to Deed of Trust dated October 18, 2009 (English translation) (incorporated by reference to Exhibit 4.37 to Alon Holdings’ Annual Report on Form 20-F for the year ended December 31, 2009).

4.38
Deed of Trust (for Series C to G Debentures and Series H to J Debentures) dated February 18, 2010, between Alon Holdings and Hermetic Trust (1975) Ltd., together with First Schedule - Debenture Certificate for Series C to G, First Schedule - Debenture Certificate for Series H to J, and second schedule (English translation) (incorporated by reference to Exhibit 4.38 to Alon Holdings’ Annual Report on Form 20-F for the year ended December 31, 2009).

4.39
Document of Principles of Transaction, dated July 26, 2007, among Alon Holdings and Orin Provizor Holdings Ltd., M.A.Sh.- M.I.S. Ltd., Mr. Guy Provizor, and Eden Natural Health Market Ltd., as amended (English translation) (incorporated by reference to Exhibit 4.35 to Alon Holdings' Annual Report on Form 20-F for the year ended December 31, 2007).

4.40
Sale Agreement, made on August 2, 2007, between Kfar Hasha'ashuim Central Warehouse Ltd. and Eldar Gil & Mahoney Assets Ltd., as amended (English translation) (incorporated by reference to Exhibit 4.36 to Alon Holdings' Annual Report on Form 20-F for the year ended December 31, 2007).

4.41
Share Purchase Agreement, dated August 3, 2008, between Bee Group Retail Ltd. and Twikor Ltd., Mr. Avner Katz, Mr. Doron Yanai, Mr. Ronen Levy, Avi Katz Marketing Ltd. and Levy R.S. Managements and Investments Ltd. (English translation) (incorporated by reference to Exhibit 4.38 to Alon Holdings' Annual Report on Form 20-F for the year ended December 31, 2008).

Exhibit No.	Description

4.42
Protocol, dated April 11, 2010, between Tel Aviv Wholesale Agricultural Produce Market Company Ltd., Tel Aviv Municipality, Lev Tel Aviv Towers Ltd. and Tel Aviv City Mall Ltd. (English translation) (incorporated by reference to Exhibit 4.42 to Alon Holdings' Annual Report on Form 20-F for the year ended December 31, 2009).

4.43
Agreement, dated June 3, 2010, between Tel Aviv Wholesale Agricultural Produce Market Company Ltd., Lev Tel Aviv Towers Ltd. and Tel Aviv City Mall Ltd., together with Deed of Undertaking by the Interested Parties (English translation) (incorporated by reference to Exhibit 4.43 to Alon Holdings' Annual Report on Form 20-F for the year ended December 31, 2009).

4.44
Agreement, dated June 3, 2010, between Tel Aviv Municipality, Lev Tel Aviv Towers Ltd., and Tel Aviv City Mall Ltd., together with Deed of Undertaking by the Interested Parties (English translation) (incorporated by reference to Exhibit 4.44 to Alon Holdings' Annual Report on Form 20-F for the year ended December 31, 2009).

4.45
Document of Principles, dated April 15, 2010, between Blue Square Real Estate Tel Aviv Market Commercial Ltd., Blue Square Real Estate Tel Aviv Market Housing Ltd., Gindi Commercial Tel Aviv Ltd. and Gindi Housing Tel Aviv Ltd. (English translation) (incorporated by reference to Exhibit 4.45 to Alon Holdings' Annual Report on Form 20-F for the year ended December 31, 2009).

4.46
Share Purchase Agreement, dated May 17, 2010, between Alon Israel Oil Company Ltd. and Alon Holdings Blue Square Israel Ltd. (English translation) (incorporated by reference to Annex A to Alon Holdings' report on Form 6-K, filed on May 27, 2010).

8.1	List of Subsidiaries.

12.(a).1	Certification by CODM pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

12.(a).2	Certification by CEO pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

12.(a).3	Certification by CFO pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

13.(a).1	Certification of CODM, CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.(a).1	Consent of Independent Registered Public Accounting Firm from Kesselman & Kesselman, certified public accountants (Isr.) dated June 30, 2011.

14.(a).2	Consent of an Expert dated June 26, 2011.

14.(a).3	Consent of an Expert dated June 26, 2011.

14.(a).4	Consent of an Expert dated June 26, 2011.

14.(a).5	Consent of an Expert dated June 26, 2011.

ALON HOLDINGS BLUE SQUARE - ISRAEL LTD.
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F2-F3

CONSOLIDATED FINANCIAL STATEMENTS (IN THOUSANDS OF NEW ISRAELI SHEKELS - NIS):

Statements of financial position	F4-F5

Statements of income	F6

Statements of comprehensive income	F7

Statements of changes in equity	F8

Statements of cash flows	F9-F12

Notes to consolidated financial statements	F13-F131

APPENDIX - DETAILS OF PRINCIPAL SUBSIDIARIES, PROPORTIONATELY CONSOLIDATED COMPANIES AND ASSOCIATED COMPANIES	F132

- - - - - - - - - - - - - - - - - - -

Report of Independent Registered Public Accounting Firm

To the shareholders of
ALON HOLDINGS BLUE SQUARE - ISRAEL LTD.
(Formerly Blue Square – Israel Ltd.)

We have completed integrated audits of Alon Holdings Blue Square – Israel Ltd. (Formerly Blue Square – Israel Ltd.) and its subsidiaries and proportionately consolidated companies (collectively - the "Company" or "Blue square") consolidated financial statements and of its internal control over financial reporting as of December 31, 2010, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our integrated audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated statements of financial position of the Company as of December 31, 2010, 2009 and 2008 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years ended on those dates. These consolidated financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our integrated audits.

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

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of the Company as of December 31, 2010, 2009 and 2008 and the results of its operations, changes in equity and its cash flows for each of the years ended on those dates, in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

As discussed in Note 2 ac. to the consolidated financial statements, in 2010 the Company changed the manner in which it accounts for business combinations and for transactions with non-controlling interests in the consolidated financial statements.

Kesselman & Kesselman, 1 Nathanson Street, Haifa 33034, Israel, P.O Box 33984, Haifa 31339
Telephone: +972 -4- 8605000, Fax:+972 -4- 8605001, www.pwc.co.il

Internal control over financial reporting

Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

The Company's Board of Directors and management are responsible for maintaining effective internal control over financial reporting and management is responsible for the assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting appearing under Item 15(b). Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our integrated audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also includes performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

As described in the Report of Blue Square Management on Internal Control Over Financial Reporting appearing under item 15, management has excluded Dor Alon Energy in Israel (1998) Ltd. ("Dor Alon") from its assessment of internal control over financial reporting as of December 31, 2010 because it was acquired by the Company in a business combination consummated on October 3, 2010. We have also excluded Dor Alon from our audit of internal control over financial reporting. Dor Alon is a majorty owned subsidiary of Blue Square whose total assets and total net sales represent approximately 42% and 13%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31,2010.

Haifa, Israel	Kesselman & Kesselman
June 29, 2011	Certified Public Accountants (lsr.)
A member firm of PricewaterhouseCoopers International Limited

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
(Formerly Blue Square – Israel Ltd.)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31			Convenience translation (note 1b) December 31,
		2008	2009	2010	2010
	Note	NIS			U.S. dollars
		In thousands
Assets

CURRENT ASSETS:
Cash and cash equivalents	13a	95,325	612,227	125,956	35,491
Investment in securities	10	186,849	212,912	310,237	87,415
Short-term deposits	13b	206	67	98,084	27,637
Trade receivables	12a	729,970	809,783	1,731,747	487,953
Other accounts receivable	12b	87,624	69,504	162,599	45,815
Derivative financial instruments	11	-	9,690	-	-
Income taxes receivable		74,446	84,274	64,094	18,060
Inventories	12c	497,080	514,858	680,296	191,687
		1,671,500	2,313,315	3,173,013	894,058

NON-CURRENT ASSETS:
Investments in associates	9b	4,915	4,878	6,012	1,694
Derivative financial instruments	11	5,248	12,691	56,078	15,801
Real estate inventories	33a	-	-	83,337	23,482
Payments on account of real estate	9a	-	-	164,132	46,247
Investment in securities	10	-	-	30,327	8,545
Loans receivable, net of current maturities	14	-	1,326	176,043	49,604
Property and equipment, net	6	*1,899,615	*1,956,914	2,928,515	825,166
Investment property	7	*413,111	*421,188	546,870	154,091
Intangible assets, net	8	404,422	409,194	1,486,744	418,919
Other long-term receivables	15	1,554	-	47,098	13,270
Deferred taxes	21	44,508	45,991	66,018	18,603
		2,773,373	2,852,182	5,591,174	1,575,422
Total assets		4,444,873	5,165,497	8,764,187	2,469,480

* Retroactive application (see note 2ad.1)

June 30, 2011
Date of approval of the	David Wiessman	Zeev Vurembrand	Dror Moran
financial statements	Executive Chairman of the Board of Directors and Chief Operating Decision Maker	Chief Executive Officer	Vice President and Chief Financial Officer

The accompanying notes are an integral part of the consolidated financial statements.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
(Formerly Blue Square – Israel Ltd.)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31			Convenience translation (note 1b) December 31,
		2008	2009	2010	2010
	Note	NIS			U.S. dollars
		In thousands
Liabilities and equity

CURRENT LIABILITIES:
Credit and loans from banks and others	19	77,989	143,086	470,284	132,512
Current maturities of debentures and convertible debentures	19	25,999	76,698	202,769	57,134
Current maturities of long-term loans from banks	19	132,913	131,512	297,771	83,903
Trade payables		1,006,386	917,585	1,342,763	378,350
Other accounts payable and accrued expenses	18	424,798	494,147	686,447	193,419
Customers' deposits		-	-	30,405	8,567
Derivative financial instruments	11	-	-	7,700	2,170
Income taxes payable		6,933	6,051	7,431	2,093
Provisions	23	43,397	51,298	71,870	20,251
		1,718,415	1,820,377	3,117,440	878,399
NON CURRENT LIABILITIES:
Long-term loans from banks and others, net of current maturities	19	341,586	596,721	1,399,159	394,240
Convertible debentures, net of current maturities	19	130,525	142,021	117,801	33,193
Debentures, net of current maturities	19	985,844	1,251,333	2,183,093	615,129
Other liabilities	20	*35,221	* 16,202	199,983	56,349
Derivative financial instruments	11	21,074	7,591	9,151	2,578
Liabilities in respect of employee benefits, net of amounts funded	22	49,911	47,249	51,492	14,509
Deferred taxes	21	* 61,401	*57,279	103,929	29,284
		1,625,562	2,118,396	4,064,608	1,145,282
Total liabilities		3,343,977	3,938,773	7,182,048	2,023,681

EQUITY:
Equity attributed to equity holders of the Company:
Ordinary shares of NIS 1 par value	16	57,094	57,438	79,712	22,460
Additional paid-in capital	16	1,018,405	1,030,259	1,218,409	343,311
Other reserves	17	(261)	5,676	(12,539)	(3,533)
Accumulated deficit		*(150,804)	*(61,049)	(85,760)	(24,165)
		924,434	1,032,324	1,199,822	338,073
Non-controlling interests		* 176,462	*194,400	382,317	107,726
Total equity		1,100,896	1,226,724	1,582,139	445,799
Total liabilities and equity		4,444,873	5,165,497	8,764,187	2,469,480

* Retroactive application. (see Note 2ad.1)

The accompanying notes are an integral part of the consolidated financial statements

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
(Formerly Blue Square – Israel Ltd.)
CONSOLIDATED STATEMENTS OF INCOME

					Convenience
					translation (note 1b)
					for the year
		Year ended December 31			ended December 31,
		2008	2009	2010	2010
	Note	NIS			U.S. dollars
		In thousands (except per share data)
Revenues		7,429,121	7,349,076	9,227,453	2,600,015
Less – government levies		-	-	723,709	203,919
Net revenues		7,429,121	7,349,076	8,503,744	2,396,096
Cost of sales		5,369,149	5,291,012	6,192,352	1,744,816
Gross profit		2,059,972	2,058,064	2,311,392	651,280
Selling, general and administrative expenses		1,794,720	1,817,099	2,069,970	583,254

Operating profit before other gains and losses and changes in fair value of investment property		265,252	240,965	241,422	68,026
Other gains	24	12,233	4,699	3,258	918
Other losses	24	(14,716)	(32,803)	(28,188)	(7,943)
Changes in fair value of investment property , net		19,067	20,775	32,917	9,275
Operating profit		281,836	233,636	249,409	70,276

Finance income	27	60,700	64,780	85,852	24,190
Finance expenses	27	(166,295)	(177,454)	(235,847)	(66,454)
Finance expenses, net		105,595	112,674	149,995	42,264
Share of loss of associates		(33)	(37)	(518)	(146)

Income before taxes on income		176,208	120,925	98,896	27,866
Taxes on income	28	43,806	23,124	36,287	10,225

Net income for the year		132,402	97,801	62,609	17,641

Attributable to:
Equity holders of the Company		104,586	77,163	47,839	13,479
Non-controlling interests		27,816	20,638	14,770	4,162

Earnings per ordinary share or ADS attributable to equity holders of the Company	29

Basic		2.41	1.77	0.96	0.27

Fully diluted		1.62	1.77	0.96	0.27

The accompanying notes are an integral part of the consolidated financial statements.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
(Formerly Blue Square – Israel Ltd.)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Year ended December 31			Convenience translation (note 1b) Year ended December 31
		2008	2009	2010	2010
	Note	NIS			U.S. dollars
		In thousands
Profit for the year		132,402	97,801	62,609	17,641

Other comprehensive income (losses) items, net of tax:
Available-for-sale financial assets:	10
Revaluation		(763)	11,485	1,821	514
Impairment transferred to income statement		1,553	-	-	-
Gain from sales transferred to income statement		(3,004)	(3,983)	(9,925)	(2,797)
Actuarial gain (loss) from post employment benefit obligations	22	(10,346)	1,016	(277)	(78)
Currency translation differences		-	-	(6,406)	(1,805)
Total – other comprehensive income (losses)		(12,560)	8,518	(14,787)	(4,166)
Total comprehensive income for the year		119,842	106,319	47,822	13,475

Attributable to:
Equity holders of the Company		92,898	83,958	36,800	10,369
Non-controlling interests		26,944	22,361	11,022	3,106
		119,842	106,319	47,822	13,475

The accompanying notes are an integral part of the consolidated financial statements.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
(Formerly Blue Square – Israel Ltd.)
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Ordinary shares	Additional paid-in capital	Other reserves	Accumulated deficit	Total	Non-controlling interests	Total equity
	NIS in thousands
BALANCE AT JANUARY 1, 2008	57,094	1,018,405	1,415	*(103,347)	973,567	*279,007	1 ,252,574
CHANGES DURING 2008:
Comprehensive income for the year	-	-	(1,676)	94,574	92,898	26,944	119,842
Employee share-based payment	-	-	-	7,969	7,969	206	8,175
Transaction with non- controlling interests	-	-	-	-	-	(103,264)	(103,264)
Dividend	-	-	-	(150,000)	(150,000)	-	(150,000)
Dividend to non-controlling interests of subsidiaries	-	-	-	-	-	(26,431)	(26,431)
BALANCE AT DECEMBER 31, 2008	57,094	1,018,405	(261)	*(150,804)	924,434	*176,462	1,100,896
CHANGES DURING 2009:
Comprehensive income for the year	-	-	5,937	78,021	83,958	22,361	106,319
Employee share-based payment	-	-	-	11,734	11,734	432	12,166
Transaction with non-controlling interests	-	-	-	-	-	7,283	7,283
Issuance of shares upon conversion of convertible debentures	344	11,854	-	-	12,198	-	12,198
Dividend to non-controlling interests of subsidiaries	-	-	-	-	-	(12,138)	(12,138)
BALANCE AT DECEMBER 31, 2009	57,438	1,030,259	5,676	*(61,049)	1,032,324	*194,400	1,226,724
CHANGES DURING 2010:
Comprehensive income for the year	-	-	(11,272)	48,072	36,800	11,022	47,822
Employee share-based payment	-	-	-	6,512	6,512	322	6,834
Movement in equity as result of business combination	20,328	945,442	-	-	965,770	170,054	1,135,824
Transactions with non-controlling interests	-	-	(6,943)	-	(6,943)	24,138	17,195
Exercise of options	759	-	-	-	759	-	759
Issuance of shares upon conversion of convertible debentures	1,187	42,708	-	-	43,895	-	43,895
Acquisition of treasury shares	-	-	-	(4,295)	(4,295)	-	(4,295)
Dividend	-	(800,000)	-	(75,000)	(875,000)	-	(875,000)
Dividend to non-controlling interests of subsidiaries	-	-	-	-	-	(17,619)	(17,619)
BALANCE AT DECEMBER 31, 2010	79,712	1,218,409	(12,539)	(85,760)	1,199,822	382,317	1,582,139

	Convenience translation into U.S. dollars in thousands (note 1b)
BALANCE AT JANUARY 1, 2010	16,184	290,296	1,599	(17,202)	290,877	54,776	345,653
CHANGES DURING 2010:
Comprehensive income for the year	-	-	(3,176)	13,545	10,369	3,106	13,475
Employee share-based payment	-	-	-	1,835	1,835	91	1,926
Movement in equity as result of business combination	5,728	266,397	-	-	272,125	47,916	320,041
Transaction with non-controlling interest	-	-	(1,956)	-	(1,956)	6,801	4,845
Exercise of options	214	-	-	-	214	-	214
Issuance of shares upon conversion of convertible debentures	334	12,034	-	-	12,368	-	12,368
Acquisition of treasury shares	-	-	-	(1,210)	(1,210)	-	(1,210)
Dividend	-	(225,416)	-	(21,133)	(246,549)	-	(246,549)
Dividend to non-controlling interest of subsidiaries	-	-	-	-	-	(4,964)	(4,964)
BALANCE AT DECEMBER 31, 2010	22,460	343,311	(3,533)	(24,165)	338,073	107,726	445,799

* Reclassification, see note 2ac
The accompanying notes are an integral part of the consolidated financial statements.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
(Formerly Blue Square – Israel Ltd.)
CONSOLIDATED STATEMENTS OF CASH FLOWS

				Convenience
				translation
				(note 1b)
	Year ended December 31			Year ended
				December 31
	2008	2009	2010	2010
	NIS			U.S dollars
	In thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Income before taxes on income	176,208	120,925	98,896	27,866
Income tax (paid) received, net	(94,212)	(38,101)	5,741	1,618
Net cash provided by operating activities (a)	327,777	177,520	101,192	28,513
Net cash provided by operating activities	409,773	260,344	205,829	57,997
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(211,646)	(203,889)	(193,474)	(54,515)
Purchase of investment property	(69,749)	(9,435)	(20,720)	(5,838)
Purchase of intangible assets	(30,372)	(20,738)	(34,133)	(9,618)
Investment in restricted deposit	-	(470,000)	-	-
Proceeds from collection of restricted deposit	-	470,000	-	-
Proceeds from collection of short-term deposits and other receivable, net	102,531	139	12,401	3,494
Proceeds from sale of property and equipment	1,559	2,581	1,306	368
Proceeds from sale of investment property	6,567	5,700	-	-
Proceeds from sale of marketable securities	185,104	101,867	373,040	105,111
Investment in marketable securities	(169,747)	(113,966)	(365,091)	(102,872)
Acquisition of subsidiaries (see note 5)	-	(4,789)	87,219	24,576
Grant of loans to jointly controlled companies	-	-	(31,442)	(8,859)
Payments on account of real estate	-	-	(76,884)	(21,664)
Collection of long-term loans, receivable	-	-	1,565	441
Interest received	17,778	11,948	18,331	5,165
Net cash used in investing activities	(167,975)	(230,582)	(227,882)	(64,211)

The accompanying notes are an integral part of the consolidated financial statements.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
(Formerly Blue Square – Israel Ltd.)
CONSOLIDATED STATEMENTS OF CASH FLOWS

				Convenience
				translation (note 1b)
				for the year
				ended
	Year ended December 31,			December 31,
	2008	2009	2010	2010
	NIS			U.S dollars
	In thousands

CASH FLOWS FROM FINANCING ACTIVITIES:
Purchase of treasury shares	-	-	(4,295)	(1,210)
Dividend paid to Company shareholders	(150,000)	-	(875,000)	(246,548)
Dividend paid to non-controlling interests	(22,077)	(16,491)	(17,619)	(4,964)
Repayment of debentures	-	(13,297)	(2,155)	(607)
Acquisition of non-controlling interests in subsidiary	*(186,403)	*(8,020)	-	-
Transactions with non-controlling interests in subsidiaries without loss of control	-	*10,912	17,195	4,845
Issuance of debentures	121,259	294,280	205,035	57,773
Receipt of long-term loans	231,398	387,700	470,600	132,601
Repayment of long-term loans	(130,571)	(139,060)	(165,014)	(46,496)
Repayment of long term credit from payables	(1,740)	(1,740)	(1,740)	(490)
Short-term credit from banks and others, net	15,689	76,144	(52,404)	(14,766)
Receipt of loans from controlling shareholders	-	-	90,000	25,359
Proceeds from exercise of options in the Company and a subsidiary	-	2,306	759	214
Acquisition of shares from non-controlling interests	-	-	(24,557)	(6,919)
Settlement of forward contracts	-	-	21,248	5,987
Interest paid	(89,244)	(93,900)	(147,532)	(41,570)
Net cash provided by (used in) financing activities	(211,689)	498,834	(485,479)	(136,791)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS	30,109	528,596	(507,532)	(143,007)
Translation differences on cash and cash equivalents	-	-	(71)	(20)
BALANCE OF CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS AT BEGINNING OF YEAR	53,029	83,138	611,734	172,368
BALANCE OF CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS AT END OF YEAR	83,138	611,734	104,131	29,341

*Retroactive application, see note 2 ad1.
The accompanying notes are an integral part of the consolidated financial statements.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
(Formerly Blue Square – Israel Ltd.)
CONSOLIDATED STATEMENTS OF CASH FLOWS

					Year ended
		Year ended December 31			December 31,
		2008	2009	2010	2010
		NIS			U.S dollars
		In thousands

(a)	Net cash provided by operating activities:
	Adjustments for:
	Depreciation and amortization	153,882	165,248	206,945	58,311
	Increase in fair value of investment property, net	(19,067)	(20,775)	(32,917)	(9,275)
	Share in losses of associates	33	37	518	146
	Share based payment	8,175	12,166	6,834	1,926
	Loss from sale and disposal of property and equipment, net	2,569	3,299	5,962	1,680
	Provision for impairment of property and equipment, net	3,420	19,981	946	267
	Changes in fair value of derivative financial instruments	(19,247)	(21,250)	(8,029)	(2,262)
	Linkage differences on monetary assets, debentures, loans and other long term liabilities	59,669	52,347	57,626	16,237
	Capital (gain) loss from changes in holdings in subsidiaries	(9,801)	911	-	-
	Employee benefit liability, net	263	144	2,371	668
	Decrease (increase) in value of investment in securities, deposits and long-term receivables, net	11,169	(4,468)	(15,013)	(4,230)
	Interest paid, net	71,466	81,952	118,311	33,336

	Changes in operating assets and liabilities:
	Investment in real estate inventories	-	-	(87,092)	(24,540)
	Payments on account of real estate inventories	-	-	(71,564)	(20,165)
	Decrease (increase) in trade receivables and other accounts receivable	59,967	(65,468)	(53,264)	(15,008)
	Decrease (increase) in inventories	(43,136)	(17,224)	(49,910)	(14,063)
	Increase (decrease) in trade payables and other accounts payable	48,415	(29,380)	19,468	5,485
		327,777	177,520	101,192	28,513

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
(Formerly Blue Square – Israel Ltd.)
CONSOLIDATED STATEMENTS OF CASH FLOWS

					Convenience
					translation
					(note 1b)
					Year ended
		Year ended December 31			December 31,
		2008	2009	2010	2010
		NIS			U.S dollars
		In thousands
(b)	Supplementary information on investing and financing activities not involving cash flows:
	Issuance of shares upon conversion of convertible debentures of the Company	-	12,198	43,895	12,368
	Conversion of convertible debentures of subsidiary	6,655	-	-	-
	Purchase of property and equipment and investment properties on credit	14,797	174	37,084	10,449
	Advances from customers deposited in restricted use deposit	-	-	22,428	6,320

The accompanying notes are an integral part of the consolidated financial statements.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 1 - GENERAL:

a.   Information on the activities of Alon Holdings Blue Square - Israel Ltd and its subsidiaries

Alon Holdings Blue Square-Israel Ltd. (formerly Blue Square – Israel Ltd.) ("Blue Square") is an Israeli corporation, which, directly and through its subsidiaries (together - the Company) mainly operates in Israel. All references to the Company include, unless the context otherwise indicates, Blue-Square and its subsidiaries. Upon completion of the acquisition of Dor Alon, see note 5, the Company operates in four reportable segments: (1) Supermarkets, (2) Non-food Retail and Wholesale ,(3) Real Estate and (4) Commercial and fueling sites (see note 34).

Alon Holdings Blue Square – Israel Ltd. is a limited public company incorporated and domiciled in Israel, whose ADSs and shares are listed for trading on the New-York Stock Exchange (the "NYSE") and on the Tel-Aviv Stock Exchange (the "TASE").
 The Company is controlled by Alon Israel Oil Company Ltd ("Alon"). The address of its registered office is 2 Amal St., Afek Industrial Zone, Rosh Ha’ayin, Israel.  The consolidated financial statements of the Company for the year ended December 31, 2010 were authorized for issue in accordance with a resolution of the directors on June 27, 2011.

The results for the year 2010 and the statement of financial position as at December 31, 2010, include the results of the subsidiary Dor Alon from October 3, 2010 to December 31, 2010 and the financial position as of December 31, 2010 of that company. Dor Alon's shares are listed on the Tel Aviv stock exchange. See also note 5.

b.   Convenience translation into U.S dollars (hereinafter-"dollars" or "$")

For the convenience of the reader, the reported New Israeli Shekel (NIS) amounts as of December 31, 2010 have been translated into dollars, at the representative rate of exchange on December 31, 2010 (U.S. $1 = NIS 3.549). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

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

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

The accounting policies adopted by the Company are consistent with those of the previous financial year except as discussed in note ad.1 below.
The Company has included an additional comparative statement of financial position and relevant notes (as of December 31, 2008), to reflect the amendment to IAS 17 (see note ad1), and certain reclassifications performed in 2010 (see note ac).

The consolidated financial statements have been prepared under the historical cost convention, as modified by actuarial adjustments for defined benefit plan assets and liabilities and financial assets (including derivative instruments) and investment property measured at fair value. The cost of certain non-monetary assets, investments in associated companies and certain equity items as of the transition date have been determined on the basis of their deemed cost, or historical cost adjusted to inflation in Israel through December 31, 2003, as allowed by the IFRS transition guidance.

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
For business combinations from January 1, 2010, the cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree's identifiable net assets. Acquisition costs incurred are expensed.

In accordance with IFRS 3R, upon the acquisition of Dor Alon, the Company valued the acquisition date fair value of the non-controlling interests in Dor Alon on the basis of the active market price of the equity shares of Dor Alon not held by the Company on the Tel Aviv Stock Exchange, where Dor Alon is listed.

When the Company acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. If the business combination is achieved in stages, the acquisition fair value of the acquirer's previously held interest in the acquire is remeasured to fair value as at the acquisition date through profit and loss.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration which is deemed to be an asset or liability, will be recognized in accordance with IAS 39 either in the statement of income or as change to other comprehensive income. If the contingent consideration is classified as equity, it shall not be remeasured until it is finally settled within equity.
Goodwill is initially measured at cost being the excess of the consideration transferred over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in the statement of income.
After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purposes of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company's cash generating units that are expected to benefit from the combination.
Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation.

For business combinations prior to December 31, 2009, the following differences applied:
Transaction costs directly attributable to the acquisition formed part of the acquisition costs. The non-controlling interest (formerly known as minority interest) was measured at the proportionate share of the acquiree's identifiable net assets.
Business combinations achieved in stages were accounted for as separate steps. Any additional acquired share of interest did not affect previously recognized goodwill.
Contingent consideration was recognized if, and only if, the Company had a present obligation, the economic outflow was more likely than not and a reliable estimate was determinable. Subsequent adjustments to the contingent consideration affected goodwill.

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated.
Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

2)	Transactions with non-controlling interests

The Company treats transactions with non-controlling interests as transactions with equity owners of the Company. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains and losses on disposals to non-controlling interests without loss of control are also recorded in equity.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

When the Company ceases to have control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in the statement of income. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Company had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to the statement of income.

Upon a decrease in ownership rate without loss of control the Company reallocates a portion of the goodwill arising to the controlling interests to the non-controlling interests.

A put option granted to a non-controlling interest is accounted for as a financial liability based on the present value of the exercise price of the option. Related finance expenses are carried to statements of income on a current basis.

Before January 1, 2010, disposals to non-controlling interests resulted in gains and losses for the Company and were recorded in the statement of income.  Purchases from non-controlling interests resulted in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary.

3)	Joint ventures

The Company’s interests in jointly controlled entities are accounted for by the proportionate consolidation method.  The Company combines its share of the joint ventures’ individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the Company’s financial statements. The Company recognizes that part of gains or losses arising from the sale of assets by the Company to a jointly controlled entity that is attributable to the other partners in the jointly controlled entity. The Company does not recognize its share of profits or losses from the jointly controlled entity that result from the Company's purchases of goods from the jointly controlled entity until it resells the goods to an independent party. However, a loss on the transaction is recognized immediately if such loss provides evidence of a reduction in the net realizable value of current assets, or an impairment loss.

The part of the loans granted attributable to the joint venture partner is classified as loans and receivables in accordance with IAS 39.

4)	Associates

Associates are entities over which the Company has significant influence but not control generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost.

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income are reclassified to the statement of income where appropriate.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

c.	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker is the function responsible for allocating resources and assessing performance of the operating segments. The chief operating decision maker does not include investments in equity-accounted associates and does not review information regarding segment assets and segment liabilities in his performance measurement.

d.	Foreign currency transactions

1)	Functional and presentation currency

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency).  The consolidated financial statements are presented in NIS, which is Blue Square's functional and presentation currency.

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

Foreign exchange gains and losses are presented in the statement of income within finance income or expenses.

Translation differences on non-monetary financial assets, such as equities classified as available for sale, are included in other comprehensive income.

3)	Group companies

The results and financial position of all the group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

a.
Assets and liabilities for each balance sheet presented are translated at the closing rate of that balance sheet. However, where the exchange difference arises on an intragroup balance that, in substance, forms part of an entity's net investment in a foreign operation then the exchange difference is not recognized in the statement of income but is recognized in other comprehensive income and accumulated in a separate component of equity until the disposal of the foreign operation.

b.
Income and expenses for each statement of income are translated at average exchange rates; (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions).

c.	All resulting exchange differences are recognized in other comprehensive income.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

 NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

e.	Property and equipment

Property and equipment are initially recognized at acquisition cost. Cost includes expenditure that is directly attributable to the acquisition, construction or installation of the items. Property and equipment included as part of the acquisition of a subsidiary is included at the fair value as at the date of acquisition. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. When part of an asset is replaced, its carrying amount is derecognized.  All other repairs and maintenance are charged to the statement of income during the financial period in which they are incurred.

Purchased land is not depreciated. Depreciation of other assets is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives, as follows:

Years
Land and buildings	50-100
Leasehold improvements	12
Fueling stations equipment	10-25 (mainly 14)
Motor vehicles	5-7
Furniture, equipment and installations	3-16 (mainly 10)

Leased assets and leasehold improvements are depreciated using the straight-line method to allocate their cost over their estimated useful lives.

The assets residual values and useful lives are reviewed, and adjusted if appropriate, at each statement of financial position date.

An assets' carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (see h below).

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within "Other gains (losses)" in the statement of income.

For the independent appraisers that valued the property and equipment of Dor Alon upon their consolidation for the first time, see also note 6.

f.	Investment property

Investment property is held for long-term rental yields or value appreciation and is not occupied by the Company.  Investment property is initially measured at cost, including transaction costs.  Subsequent to initial recognition, investment property is stated at fair value, reflecting market conditions, determined at least annually by independent appraisers, "Haushner Civil Eng. & Real Estate Appraisal Ltd." and " Barak Friedman Cohen & Co. Economic & Real Estate Appraisal."

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Fair value is based on current prices in an active market, adjusted, if necessary, for any differences in the nature, location or condition of the specific asset. If such information is not available, the Company uses alternative sources such as recent prices on less active markets or discounted cash flow projections.

For the independent appraisers that valued the investment property of Dor Alon upon their consolidation for the first time, see also note 7.

Gains and losses arising from changes in fair value are recorded in the statement of income under "Changes in fair value of investment property, net" in the period in which they arise.

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

1)       Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Company’s share of the identifiable net assets of the acquired subsidiary at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in "Intangible assets".

Goodwill is tested annually for impairment, or earlier, when circumstances indicate that the carrying value may be impaired. Goodwill is carried at cost less any accumulated impairment losses. Impairment losses on goodwill are not reversed when there is a subsequent increase of value.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose, identified according to operating segment.

2)        Brand names, trademarks and customer relationships

The cost of brand names, trademarks and customer relationships acquired in a business combination is their fair value at the date of acquisition. Trade marks that have indefinite lives are not amortized. After initial recognition, those intangible assets, that have finite useful lives, are carried at cost less accumulated amortization and any accumulated impairment losses. Amortization is calculated using the straight-line method to allocate the cost over their estimated useful lives (brand names and trademarks -  eight to fifteen years and customer relationships – seven to fifteen years).

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

3)        Computer software

The costs of separately acquired computer software licenses are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over their estimated useful lives (mainly four years).

Costs associated with servicing or maintaining computer software are recognized as an expense as incurred. Costs that are directly associated with the development of identifiable and unique software products controlled by the Company, that will generate probable future economic benefits and that meet certain technical, financial and other criteria are recognized as intangible assets. Costs include directly attributable employee benefits and applicable consulting and development fees. Computer software development costs recognized as assets are amortized over their estimated useful lives (not exceeding four years).

Other development expenditures that do not meet these criteria are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period.

4)        Evacuation fees

Premiums paid to assume existing operating lease agreements are presented at cost net of accumulated amortization and impairments. These costs are amortized over the remaining term of the lease.

5)        Fees paid on the establishment of loan facilities

Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent that there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facility to which it relates.

6)       Favorable and unfavorable operating lease contracts

The Company determines for each operating lease acquired whether the terms are favorable or unfavorable. The Company recognizes an intangible asset if the terms of an operating lease are favorable relative to market terms and a liability if the terms are unfavorable relative to market terms. The favorable and unfavorable lease contracts are amortized over their contractual terms.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

h.	Impairment of non-financial assets

Intangible assets, including goodwill and brands that have an indefinite life are not subject to amortization and are tested annually for impairment. Assets that are subject to depreciation and amortization are  reviewed for impairment at each statement of financial position date whenever any events have occurred or changes in circumstances have taken place, which might indicate that there has been impairment of the non-financial assets. When such indicators of impairment are present, the Company evaluates whether the carrying value of the asset can be recovered, and if necessary, records an impairment provision for the amount needed to write down the carrying amount to the recoverable amount.

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

In the food retail segment, a cash generating unit (CGU) can be a single store or a group of stores where the cash inflows of one CGU are largely interdependent on the cash inflows of another CGU in the same geographic area.  The food retail activities are grouped into 83 CGUs.

In the commercial and fueling sites segment the Company evaluates the fueling stations and the convenience stores on its sites together, on the basis, due to common customer base and business dependence on gas stations revenues. The convenience stores that are not located in fueling sites are grouped into 8 separate CGUs based on their geographical locations in a manner similar to the food retail activities.

In the Non-Food segment each of the self-operated stores (61) is considered a separate CGU on the basis of their geographical location and customers.

An impairment loss is recognized in the statement of income under "other gain (losses)". Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

For a cash-generating unit to which goodwill has been allocated, any impairment loss relating to that unit is initially applied to the goodwill and the balance to the carrying amount of the other assets.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

i.	Borrowing costs

Borrowing costs directly attributable to the acquisition or construction of any qualifying asset (including investment property) are capitalized during the period of time that is required to complete and prepare the asset for its intended use. Other borrowing costs are expensed in the period they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

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

a)	Financial assets at fair value through profit or loss

This category includes financial assets held for trading and those designated at fair value through profit or loss; a financial asset is classified in this category if management has designated it as such, because it is managed and its performance is evaluated on a fair-value basis.
Derivative financial instruments are also classified in this category since they are not designated for hedging purposes. Assets in this category are classified as current assets if expected to be settled within one year from the date of the statement of financial position; otherwise they are classified as non-current.

b)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.  They are included in current assets, except for maturities greater than 12 months after the statement of financial position date. These are classified as non-current assets. The Company’s loans and receivables comprise "trade and other receivables", "short-term bank deposits", "loans receivable", "loans to associates" and "cash and cash equivalents".

c)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified to any of the other categories.  They are included in non-current assets unless management intends to dispose of the investment within 12 months of the statement of financial position date.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

2)        Recognition and measurement

Regular purchases and sales of financial assets are recognized on the settlement-date. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value and transaction costs are expensed in the statement of income. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortized cost using the effective interest method.

Gains or losses arising from changes in the fair value of the "financial assets at fair value through profit or loss" category are presented in the statement of income within finance income or expenses in the period in which they arise.

Changes in the fair value of monetary and non-monetary available-for-sale securities are recognized in other comprehensive income (hereafter – OCI). Interest on securities  that are available for sale calculated using the effective interest method is recognized in the statement of income as part of "finance income or expenses".

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognized in OCI are reclassified and included in the statement of income as part of "finance income or expenses".

Financial assets and liabilities are offset and the net amount reported in the statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

The Company assesses at each statement of financial position date whether there is objective evidence that a financial asset or a group of financial assets carried at amortised cost is impaired. Evidence of impairment may include indications of an event that has an impact on the estimated future cash flows of the financial asset.  In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in the statement of income – is removed from equity and recognized in the statement of income. Impairment losses recognized in the statement of income on equity instruments are not reversed through the statement of income; increases in fair value after impairments are recognized directly in equity.

In the case of debt investments, if the fair value subsequently increases and the income can be objectively related to an event occurring after the impairment loss was recognized; the impairment loss is reversed through the statement of income.

Impairment testing of trade receivables is described in note n below.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

k.   Deposits received from customers

In the course of its operations, a subsidiary in the commercial and fueling sites segments receives deposits from its customers in respect of containers and other loaned equipment. The deposits are to be refunded at the current price of the deposit the company collects from its customers, linked to the Israeli CPI from the last time the price was updated. Under IAS 39 – "Financial Instruments – Recognition and Measurement" – the value of such a financial liability is the amount that can be demanded in return. Since the subsidiary does not have an unconditional right to defer the repayment beyond 12 months, the deposit liabilities are presented among current liabilities.

l.	Derivative financial instruments

Derivative financial instruments are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value.

The Company's derivative financial instruments do not meet the criteria required for hedge accounting.  Changes in the fair value of these derivative financial instruments are recognized on a current basis in the statement of income as part of "finance income or expenses."

Changes in fair value of separable embedded derivatives are recognized in the statement of income as part of finance income or expenses.

See note r. below for the conversion component of the convertible debentures.

m.	Inventories

Inventories are stated at the lower of cost and net realizable value.  Cost is determined mainly by the “first-in, first-out” (FIFO) method. Net realizable value is the estimated selling price in the ordinary course of business, less applicable selling expenses.

The Company evaluates inventory shrinkage throughout the year based on the results of periodic stock taking in its stores, and records allowances based on the results of these counts as of  the statement of financial position date.

The Company reviews the need for a provision for slow moving inventories, if applicable, by comparing the value of the inventories with the level of sales, the period that passed since the start of distribution and the quality of the goods, on the basis of past experience.

Real estate inventories are stated at the lower of cost and net realizable value. Cost includes the directly identifiable expenses of the acquisition of the inventories and capitalized borrowing costs. Net realizable value is the estimated selling price in the ordinary course of business, less an estimate of the cost to complete and applicable selling expenses.

n.	Trade receivables

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less allowance for doubtful accounts.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Management regularly monitors the balance of trade receivables, and the financial statements include a specific allowance computed for accounts, the collectability of which, in the view of management, is doubtful. Material financial difficulties of a customer, reasonable expectations that he will go into liquidation or will undergo a reorganization and inability to pay or delays in payment are indicators that the receivables are impaired. The carrying amount of the asset is reduced through the use of an allowance account to the present value of expected future cash flows and the amount of the loss is recognized in the statement of income within selling, general and administrative expenses. When a trade receivable is uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against selling, general and administrative expenses in the statement of income.

o.	Cash and cash equivalents

Cash and cash equivalents includes cash in hand, short-term bank deposits and other short-term highly liquid investments with original maturities of three months or less.

Bank overdrafts are presented-within "credit and loans from banks and others" in current liabilities in the statement of financial position. For the purposes of the consolidated statement of cash flows, cash and cash equivalents are presented net of bank overdrafts.

p.	Share capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from issuance proceeds.

Where the Company purchases the Company's equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs is deducted from equity attributable to the Company's equity holders until the shares are cancelled or reissued. Where such ordinary shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the Company's equity holders.

q.	Trade payables and rebates

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Current rebates from suppliers are recorded in the financial statements upon receipt.

The Company expects to receive certain rebates upon meeting specified purchasing targets, such as the fulfillment of a minimum annual purchase quota (in quantitative or monetary amounts), or an increase in purchases in comparison with purchases made in previous periods. The related rebates are recognized in the financial statements as earned on a pro rata basis, based on a systematic calculation of the extent to which the Company has reached the target.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

In some cases rebates due from suppliers for which the Company has no obligation to meet specified purchasing targets, are recorded in the financial statements on the basis of the purchases actually made.

Rebates from suppliers are presented as a reduction of inventories and cost of sales, as applicable.

r.	Borrowings

Borrowings (including loans, debentures and convertible debentures) are recognized initially at fair value, net of transaction costs incurred.  Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the maturity amount is recognized in the statement of income over the period of the borrowings using the effective interest method.

For convertible debentures, in which the conversion component constitutes an embedded derivative (and not equity) whose economic characteristics and risks are not closely related to the debentures, the debentures are initially recognized as the difference between the total proceeds from issuance and the fair value of the bifurcated embedded derivative at the date of issuance. Subsequent to initial recognition, the embedded derivative is measured at each statement of financial position date at fair value with changes recognized in financial income or expenses in the statement of income, while the debentures are measured at amortized cost.
Loans from banks, debentures and convertible debentures, are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the statement of financial position date.

s.	Current and deferred income taxes

The tax expense for the period comprises current and deferred tax. Tax is recognized in the statement of income, except to the extent that it relates to items recognized in OCI or directly in equity. In this case the tax is also recognized in OCI or directly in equity, respectively.

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

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax liabilities are not recognized, if they arise from initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither the accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the statement of financial position date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is  settled.

Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Deferred income tax are not provided on temporary differences arising on investments in subsidiaries and associates, since the Company controls the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity.

t.     Employee benefits

1)    Retirement benefit obligations

The Company's pension liabilities are generally funded through payments to insurance companies or trustee-administered funds. The Company has both defined benefit and defined contribution plans.

Labor laws and agreements, and the practice of the Company, require it to pay retirement benefits to employees dismissed or retiring in certain other circumstances.
The obligation of the Company to pay retirement benefits is generally treated as a defined benefit plan. However, for employees for whom the retirement benefit obligation is covered by section 14 of the Israel Severance Pay Law, the obligation is treated as a defined contribution plan, as discussed below.

A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate and independent entity. The Company has no legal or constructive obligations to pay further contributions if the relevant fund does not hold sufficient assets to pay an employee the benefits relating to employee service in the current and prior periods. The contributions are recognized as employee benefit expense when they are paid.

The Company's defined benefit obligation is based on the amount of benefits that the relevant employees are entitled to receive upon retirement, which is based on the number of years of employment and the employee’s last monthly salary.

The retirement benefit obligation recognized in the statement of financial position is the present value of the defined benefit obligation at the statement of financial position date less the fair value of plan assets. The defined benefit obligation is calculated annually by Ernst & Young Israel, an independent qualified actuary (hereafter – the independent qualified actuary) using the projected unit credit method.

The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows (after taking into account the expected rate of salary increases and other actuarial assumptions) by reference to Israeli Government bonds that have terms to maturity approximating the terms of the related pension liability.

In accordance with IAS 19 "Employee benefits" the market yields the Company uses to discount expected future cash flows are based on the interest rates of Israeli Government bonds since the Company's management believes that Israel does not have a deep market for high-quality corporate bonds.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise.

Amounts funded for retirement benefits are measured at fair value. These funded amounts represent “plan assets”, as defined by IAS 19, and therefore are offset from the retirement benefit obligation for statement of financial position presentation.

The Company purchases insurance policies and regularly contributes to pension / retirement benefit funds to meet the pension / retirement obligations. For defined contribution plans in which the Company has no further payment obligations once the contributions have been paid, the contributions are recognized as employee benefit expenses when they are paid.

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

The provision for unutilized sick leave is based on an annual actuarial calculation by the independent qualified actuary: In making such a computation, the actuary makes actuarial assumptions (rates of employee turnover, future salary levels etc). The cost of this benefit is recognized using the same method as is used for defined benefit retirement plans. Actuarial gains and losses are recognized in OCI in the period which they arise.

3)    Jubilee grant

Pursuant to employee agreements, certain employees are entitled to receive a jubilee grant upon completion of service of 20, 30 and 35 years.
The statement of financial position includes a provision in respect of the jubilee grant based on an annual actuarial calculation, by the independent qualified actuary.

4)    Vacation and recreation benefits

Every employee is legally entitled to vacation and recreation benefits, both computed on an annual basis.  This entitlement is based on the terms of employment.  The Company records a liability and expense for vacation and recreation pay, based on the benefits that have been accumulated for each employee.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

5)    Share-based payments

The Company operates an equity-settled, share-based compensation plan.  Under this plan, the Company grants its employees stock options at its discretion.  The fair value of the employee services received in exchange for the grant of the options is recognized as an expense in the statement of income with a corresponding credit to accumulated deficit in equity. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options on the date on which they are granted. At each statement of financial position date, the Company revises its estimates of the number of options that are expected to vest. It recognizes the impact of the revision of original estimates, if any, in the statement of income, with a corresponding adjustment to accumulated deficit in equity.

The consideration received upon exercise of share options, net of any directly attributable transaction costs, are credited to share capital (nominal value) and additional paid in capital.

6)    Profit sharing and bonus plans

The Company recognizes a liability and an expense for bonuses and profit-sharing for employees, based on a formula that takes into consideration the profit attributable to the supermarket stores and employees after certain adjustments. The Company recognizes a provision where contractually obligated or where there is a past practice that has created a constructive obligation.

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

Benefits falling due more than 12 months after the statement of financial position date are discounted to their present value.

u.	Provisions

Provisions for environmental restoration and legal claims are recognized when the Company has a present legal or constructive obligation as a result of a past event; it is probable that an outflow of resources will be required to settle the obligation; and the amount can be reliably estimated.  Provisions are not recognized for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required for settlement is determined by considering the class of obligations as a whole.  A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be low.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Provisions are measured at present value according to management's best estimate of the expenditure required to settle the obligation at the statement of financial position date.

v.	Other comprehensive income

Comprehensive income is comprised of net income for the year and other income and expense items that are not taken into account in determining net income and which are considered  components of other comprehensive income; The Company's other comprehensive income or loss items are in respect of fair value adjustments of available for sale financial assets, exchange differences on translation of foreign operations and actuarial adjustments of employee defined benefit plans.

w.	Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods in the ordinary course of the Company’s activities. Revenue is shown net of value added tax, returns, rebates and discounts and after eliminating sales within the Company.

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

1)    Sales of goods – retail

Sales of goods are recognized when a product is sold to the customer. Retail sales are usually paid for by credit card, by checks or in cash.

Revenue from the sale of gift certificates is deferred and is recognized as income when the gift certificate is redeemed for the purchase of goods, or when the likelihood that the customer will redeem the certificate, based on the Company's experience, becomes remote.

Discounts, including those related to gift certificates are recognized as a reduction of sales upon recognition of the related sales.

Sales of oil products, lubricants and gas (excluding gas for domestic use) – the sales of fuel is recognized as revenue when supplied to the customer; at the fuel stations – at the time the fueling takes place.

Liquefied Petroleum Gas (hereafter – LPG) for domestic use – the sales of LPG are recognized as revenues in accordance with the quantities consumed in the reported periods.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

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

Sales are recorded based on the price specified in the sales contract, net of estimated volume discounts returns at the time of sale. No element of financing is deemed present as the sales are made under normal credit terms, which are consistent with market conditions.

Sales of oil products, lubricants and gas are recognized at the date of supply to the customer.

3)	Rental revenue

The Company’s lease agreements are “net” lease agreements, which require the tenants to pay all property related expenses.  The rental revenue is recognized on a straight-line basis over the rent period.

4)	Club member awards and loyalty programs

Club members participating in the Company's programs are entitled to earn benefits upon purchasing goods, which can be utilized over a specific term to receive certain free gifts or discounts on products or receive certain products sold by the Company free of charge.
The Company applies IFRIC 13: "Customer Loyalty Programmes" as from the transition date to IFRS, and accordingly defers revenue from such sales representing the fair value of such benefits. The attributed fair value takes into account management estimates of awards that will expire unexercised. The deferred revenue is recognized in income (carried to sales) when the award is exercised by the customer.

5)	Revenue from sales of apartments

Revenue from the sale of residential apartments is measured according to the fair value of the consideration received or receivable. The Company recognizes the revenue when the significant risks and rewards of ownership have passed to the buyer the receipt of the consideration is expected and can be reliably measured. Revenue from the sale of apartments is generally recognized when the apartments have been substantially constructed, accepted by the customer and the full amount resulting from the sale agreement was paid by the buyer.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

x.	Finance income and expenses

Finance income comprises interest income on funds invested, dividend income, net gains from changes in the fair value of financial assets measured at fair value through profit or loss, net gains from marketable securities, foreign currency gains, and net gains from changes in the fair value of derivative instruments that are recognized in the statement of income. Interest income is recognized as it accrues, using the effective interest method. The net gain from changes in the fair value of financial assets measured at fair value through profit or loss includes interest deriving from such assets.
Finance expense comprises interest expense on loans received and debentures issued, changes in the value of a liability in respect of a put option to the non-controlling interests in a subsidiary, net losses from changes in the fair value of financial assets measured at fair value through profit or loss, foreign currency losses, financing expenses paid under finance leases and net losses from changes in the fair value of other derivative instruments. All borrowing costs are recognized in the statement of income using the effective interest method.

y.	Advertising costs

Advertising costs are expensed as incurred. Reimbursements from suppliers in respect of specific joint advertising campaigns are recognized as a reduction of these costs, in accordance with the terms of specific agreement.

z.	Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the statement of income on a straight-line basis over the period of the lease.

Land held under an operating lease is classified and accounted for as investment property when the property would otherwise meet the definition of investment property. In such case, the operating lease is accounted for as if it were a finance lease.

Leases of property where the Company has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease's commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.

For retroactive application, see also note ad.1.

aa.	Dividend distribution

A dividend distribution to the Company's shareholders is recognized as a liability in the Company’s financial statements in the period in which the dividends are approved by the Company’s Board of Directors.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

ab.	Earnings per share

Basic earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the weighted-average number of Ordinary shares outstanding during the period.

Diluted earnings per share are calculated by adjusting the net income attributable to equity holders of the Company and the weighted-average number of outstanding Ordinary shares for the effect of all potential Ordinary shares that are dilutive including share options granted to employees.

ac.	Reclassifications

In accordance with the amendments to IAS 7 (Statement of cash flows) consequential to the revision of IAS 27 (Consolidated and separate financial statements), cash flows relating to the investment in and proceeds from realization of investments in subsidiaries without loss of control have been reclassified to cash flows from financing activities in the cash flow statements.

ad.	New and Amended IFRS and Interpretations

New International Financial Reporting Standards, Amendments to Standards and New interpretations

1.	The following amendment to standard is mandatory for the first time for the financial year beginning January 1, 2010:

Adoption of amendment to IAS 17 "Leases"

The amendment to IAS 17 "Leases" (hereafter – IAS 17) represents part of the annual improvement project of the IASB which was published in April 2009. The amendment cancels the specific directives relating to the classification of land leases, by canceling the inconsistency with the general directives for classifying leases. Under the amendment, the unequivocal determination included in the past in IAS 17, under which a lease of land in which the ownership is not expected to be transferred to the lessee at the end of the lease period will be classified as operating lease was omitted. Under the amendment, the Company will assess the land classification as financial lease or operating lease under the general directives in IAS 17 for classifying leases. The amendment is applicable retroactively for annual periods beginning January 1, 2010 or thereafter.  The Company applies the above amendment to IAS 17 effective January 1, 2010 retroactively.

As a result of the application of the amendment, amounts paid in respect of leased land that were classified in the past as operating leases and thus were presented as prepaid expenses, were reclassified as finance leases and accordingly are included within the property and equipment, net.

As a result of the retroactive application, the prepaid expenses balances as of December 31,  2008 and 2009 were decreased by NIS 192,426 and NIS 193,228 thousand, respectively, and the property and equipment balances were increased by NIS 198,393 and NIS 199,196 thousand, respectively. The balances of NIS 3,915 thousand and NIS 979 thousand, resulting from a change in the computation of the annual expenses were carried to accumulated deficit and non-controlling interests, respectively. The effect on the net income for the years ended December 31, 2008 and 2009, was immaterial.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

For amendments in accounting policies for business combinations from January 1, 2010 see also note b. above.

2.	The following new standard and amendments to standards have been issued, but are not effective for the financial year beginning January 1, 2010 and have not been early adopted:

a)
IFRS 9, "Financial Instruments". On October 28, 2010, the IASB reissued IFRS 9 as part of its project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 introduces new requirements for classifying and measuring financial assets and financial liabilities that must be applied starting January 1, 2013, with early adoption permitted. The IASB intends to expand IFRS 9 to add new requirements for derecognition of financial instruments, impairment, and hedge accounting. IFRS 9 divides all financial assets that are currently in the scope of IAS 39 into two classifications – those measured at amortised cost and those measured at fair value. Classification is made at the time the financial asset is initially recognised, namely when the entity becomes a party to the contractual provisions of the instrument. A debt instrument that meets the following two conditions can be measured at amortised cost (net of any write down for impairment): the objective of the entity's business model is to hold the financial asset to collect the contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding. All other debt instruments must be measured at fair value through profit or loss.

Further, embedded derivatives that under IAS 39 would have been separately accounted for at fair value through profit and loss because they were not closely related to the financial host asset will no longer be separated. Instead, the contractual cash flows of the financial asset are assessed in their entirety, and the asset as a whole is measured at fair value through profit and loss if any of its cash flows do not represent payments of principal and interest. Also all equity investments in scope of IFRS 9 are to be measured at fair value in the statement of financial position, with value changes recognised in the statement of income, except for those equity investments for which the entity has elected to report value changes in OCI. IFRS 9 maintains the existing amortised cost measurement for most liabilities, limiting change to those liabilities measured by the issuer at fair value.
The Company is currently assessing the potential effects of application of IFRS 9 on its financial statements.

b)	Amendment to IAS 12 – Income taxes
IAS 12 requires an entity to measure deferred tax relating to an asset depending on whether the entity expects to recover the carrying amount of the asset through use or sale. The amendment introduces the presumption, which can be broken, that recovery of the carrying amount of an investment property, whether acquired outright or in the framework of a business combination, will be through sale rather than through use. The amendment to IAS 12 will be applicable to annual periods starting on or after January 1, 2012. Early adoption is allowed.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

The Company intends to adopt the amendment starting January 1, 2012. The adoption of the amendment is not expected to have a material effect on the Company's financial statements.

c)
The following new standards and amendments to standards have been issued in May and June 2011, are not effective for the financial year beginning January 1, 2010, are effective for annual periods beginning on or after January 1, 2013, and have not been early adopted:

1.	IFRS 10 – Consolidated financial statements

This standard builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements. The standard provides additional guidance to assist in determining control where this is difficult to assess.

2.	IFRS 11 – Joint arrangements

This standard provides for a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form. There are two types of joint arrangements: joint operations and joint ventures. Joint operations arise where a joint operator has rights to the assets and obligations relating to the arrangement and hence accounts for its interest in assets, liabilities, revenue and expenses. Joint ventures arise where the joint operator has rights to the net assets of the arrangement and hence applies the equity accounting method for its interest. Proportional consolidation of joint ventures is no longer allowed.

3.	IFRS 12 – Disclosure of interest in other entities

This standard includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles.

4.	IAS 27 (revised) – Separate financial statements

This standard includes the provisions on separate financial statements that are left after the control provisions of IAS 27 have been included in the new IFRS 10.

5.	IAS 28 (revised) – Investments in associates and joint ventures

This standard includes the requirements for joint ventures, as well as associates, to be equity accounted following the issue of IFRS 11.

6.	IFRS 13 - Fair value measurement

This standard aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

7.	IAS 19 – Employee benefits

The IASB has issued an amendment to IAS 19 – Employee Benefits – which makes changes to the recognition and measurement of defined benefit pension expense and termination benefits and to disclosures for all employee benefits.

The Company is currently assessing the potential effects of application of these new standards and the amendments to existing standards on its financial statements. If the standards / amendments to standards in items 1 to 5 (inclusive) are early adopted, they have to be adopted together.

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

Risk management is carried out by the chief financial officer and treasury department of each entity based on policies approved by the board of directors. Treasury identifies evaluates and hedges financial risks in close cooperation with the Company’s operating units. The board of directors provides principles for overall risk management, covering specific areas, such as interest rate risk, credit risk, foreign exchange risk, use of derivative financial instruments and non-derivative financial instruments, raising long- term debt and investment of excess liquidity.

(1) Market risk

(a) Price risk

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

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 3 – FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued):

The table below summarizes the impact on the Company’s post-tax profit for the year and on Comprehensive income of an increase/decrease of 5% in the market price of the investments. The analysis is based on the assumption that all other variables are held constant.

	Year ended December 31
	2008	2009	2010	2008	2009	2010
	NIS in millions
	Impact on post-tax profit			Impact on Comprehensive income
Government bonds	-	-	-	2.7	4.1	3.3
Corporate bonds	0.5	0.2	3.5	3.5	2.9	7.2
Equity securities	-	1.0	1.0	-	1.0	2.1
	0.5	1.2	4.5	6.2	8.0	12.6

Post-tax profit for the year would increase/decrease as a result of gains/losses on debt or equity securities classified as at fair value through profit or loss. Comprehensive income would increase/decrease as a result of gains/losses on debt or equity securities classified as available for sale and securities classified as fair value through profit and loss.

(b) Foreign currency risk

Most of the operating units comprising the Company are domiciled and operate in Israel. Some of those units import part of their inventories and raw materials. Those units are exposed to foreign currency risk arising primarily with respect to the US dollar.  Some units use forward currency contracts in order to hedge part of the foreign currency risk. In addition, certain of Dor Alon's suppliers provide it with credit and hold related deposits which are linked to the exchange rate of the U.S. dollar.

At December 31, 2009 and 2008, for the years then ended and for the period from January 1, 2010 to October 3, 2010 the Company did not have any substantial financial instrument balances in foreign currencies and, therefore, the Company’s net exposure to foreign exchange risk was immaterial.

One of the Company's subsidiaries signed a rent agreement which is fixed in Swiss Franc (CHF). This agreement includes an embedded foreign currency derivative which is measured at each reporting date at fair value.

At  December 31, 2010 if the currency had weakened/strengthened by 5% against the CHF with all other variables held constant, post-tax profit for the year would have been NIS 1.3 million higher / lower (2009: NIS 1.3 million, 2008: NIS 1.8 million).

If the NIS had strengthened / weakened by 5% against the U.S. dollar with all the other variables held constant, the post-tax profit would have been NIS 9.1 million higher / lower.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 3 – FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued):

(c) CPI risk

As at December 31, 2010, the net excess of financial liabilities over financial assets linked to the CPI was NIS 3,112 million (2009: NIS 1,633 million).  As at December 31, 2010 the Company had forward contracts for a notional amount of NIS 287 million in order to partially hedge the CPI risk. These forward contracts are not accounted for using hedge accounting.

 At December 31, 2010 if the CPI had increased/decreased by 2% with all other variables held constant, post-tax profit for the year would have decreased/increased by NIS 48.7 million (2009: NIS 20.2 million, 2008: NIS 13.6 million).

(d) Cash flow and fair value interest rate risk

Borrowings issued at variable rates expose the Company to cash flow interest rate risk. Borrowings issued at fixed rates expose the Company to fair value interest rate risk. At December 31, 2010 if interest rates on borrowings had been 2% (200 basis points) higher/lower with all other variables held constant, post-tax profit for the year would have been NIS 19.3 million (2009: NIS 0.1 million) lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings.

The Company’s investments in debt securities earning fixed rates of interest and short-term deposits expose the Company to fair value interest rate risk.  At December 31, 2010 if interest rates had been 5% higher/lower with all the other variables held constant other components of equity would have been NIS 7 million (2009: NIS 6.8 million) lower/higher mainly as result of the decrease/increase in the fair value of these debt securities classified as available for sale.

(2) Credit risk

Credit risk is managed separately by each of the Company's operating units. Credit risk arises from cash and cash equivalents, securities, short term deposits with banks as well as credit exposure to retail and wholesale customers.

Cash and cash equivalents, deposits and securities are maintained with major banking institutions in Israel.

The Company's investments include Israeli Government debt securities and debt securities of entities that are publicly traded on the Tel Aviv Stock Exchange and that have a minimum rating of A+ at the date of investment. According to the Company's investment policy, there are no significant concentrations of credit risk in respect of investments in debt securities.

Sales to retail customers are collected principally through use of major credit cards, post-dated checks (partially guaranteed by credit insurance) or cash. Sales to wholesale and business customers are made on terms of credit of up to 120 days.

Sales of gift certificates are made on terms of credit of up to 120 days to a large number of different entities.

Sales to wholesale customers are mainly made under accepted market credit terms. The credit quality of each wholesale customer is assessed. The Company's customers are diversified and the risk of credit concentration is immaterial. Individual risk limits are set based on internal ratings that take into consideration the customer’s financial position, credit history and other factors.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 3 – FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued):

Where relevant, a credit committee consisting among others the general manager and the finance director meets to discuss the credit risks to the Company.

The provision for doubtful debts is updated on a regular basis based on the advice of the credit committee, external legal advisers and the Company's policy.

In the commercial and fueling segment there is a large customer that made up 7% of total sales of Dor Alon during the year 2010. Dor Alon assesses the debts of its main customers according to its history with those customers.

Dor Alon requests collateral from some of its customers and or the recipients of loans in accordance with management's credit risk assessment and does not anticipate difficulties in collecting the debts.

(3) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through anadequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, the Company's operating units maintain flexibility in funding by use of credit facilities.

Management monitors rolling forecasts of the Company’s liquidity reserve (comprised of borrowing facilities and cash and cash equivalents) on the basis of expected cash flows. This is generally carried out at corporate level. These reserves vary by location to take into account the liquidity of the market in which the Company operates. In addition, the Company’s liquidity management policy involves projecting cash flows and considering the necessary level of liquid assets, monitoring statement of financial position liquidity requirements, and maintaining debt financing plans.

The table below analyses the Company’s financial liabilities into relevant maturity groupings based on the remaining period at the date of the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.  Therefore, these amounts will not reconcile to the amounts disclosed in the statement of financial position except for balances due within 12 months which equal their carrying amounts as the impact of discounting is not material.

The table does not include the liabilities for operating leases, and the related embedded derivatives, contractual cash flows for operating leases are presented in note 31b. Cash flows relating to the conversion component of convertible debentures are included in the maturities of the debentures above.

The liability in respect of customers' deposits is presented in current liabilities at their full value. According to Company management, the repayment of these liabilities is not expected within the next five years.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 3 – FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued):

Dor Alon signed an agreement with the controlling shareholder of Blue Square under which it can deposit / borrow monies on on-call terms of up to NIS 50 million at any one time on a basis linked to the Israeli CPI at interest rates of prime less 1.25%. The agreement is unlimited in duration and each party can cancel it by giving three months notice.

On January 6, 2011 the parties signed a new agreement for a period of five years for amounts of up to NIS 150 million with similar terms.

	December 31, 2010
	Less than 1 Year	Between 1 and 2 Years	Between 2 and 5 Years	Over 5 Years	Total
	NIS in thousands
Credit and loans from banks and others	475,596	-	-	-	475,596
Trade payables	1,342,763	-	-	-	1,342,763
Other payables	526,822	-	-	-	526,822
Bank and other loans	371,959	445,323	522,342	662,812	2,002,436
Debentures and convertible debentures	302,068	301,724	1,610,700	834,688	3,049,180
Other long-term payables	4,207	-	-	30,405	34,612
Total	3,023,415	747,047	2,133,042	1,527,905	7,431,409

	December 31, 2009
	Less than 1 Year	Between 1 and 2 Years	Between 2 and 5 Years	Over 5 Years	Total
	NIS in thousands
Trade payables	915,845	-	-	-	915,845
Other payables	*459,248	-	-	-	459,248
Bank loans	307,694	142,639	258,362	341,752	1,050,447
Debentures and convertible debentures	150,025	106,747	882,408	752,244	1,891,424
Other long-term payables	4,561	10,914	-	*-	15,475
Total	1,837,373	260,300	1,140,770	1,093,996	4,332,439

*Retroaction application, see not 2ad.1.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 3 – FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued):

b.       Capital risk management

The Company’s objectives in managing capital are to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital and to meet its financial covenants.

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

The dividend in 2010 was declared after the Board of Directors decided on January 14, 2010, in view of the changes and development of the Company since 2003 that the ratio of net financial obligations to EBITDA is to be calculated by deducting from the net financial obligations the Company's debt which is related by the Company to real estate that is not in use by the Company. The Board of Directors further resolved that the net debt to EBITDA ratio for dividend distribution will not exceed 4.5.

The debentures of Blue Square are rated A1 by Midroog, see note 19.

c.       Fair value estimation

The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:
▪	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).
▪	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).
▪	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 3 – FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued):
The following tables present the Company’s assets and liabilities that are measured at fair value at December 31, 2010 and 2009.

December 31, 2010	Level 1	Level 2	Level 3	Total balance
	NIS in thousands
Assets:
Financial assets at fair value through profit or loss:
Corporate bonds	66,919	-	-	66,919
Goverment Bonds	27,447	-	-	27,447
Diners option	-	-	53,367	53,367
Investment in equity securities - property company	-	-	29,000	29,000
Embedded derivatives	-	2,711	-	2,711
Available-for-sale financial assets:
Goverment Bonds	111,934	-	-	111,934
Corporate Bonds	74,937	-	-	74,937
Investment in equity securities - gas exploration companies	4,548	25,779	-	30,327
Total assets	285,785	28,490	82,367	396,642
Liabilities:
Embedded derivative and derivatives	-	9,151	-	9,151
Conversion component embedded in convertible debentures	-	9,011	-	9,011
Forward contracts over exchange rate	-	7,700	-	7,700
Total liabilities	-	25,862	-	25,862

December 31, 2009	Level 1	Level 2	Level 3	Total balance
	NIS in thousands
Assets:
Financial assets at fair value through profit or loss:
Corporate bonds	4,733	-	-	4,733
Forwards contracts over Israeli CPI	-	9,690	-	9,690
Diners option	-	-	12,266	12,266
Embedded derivatives in rent agreements	-	425	-	425
Equity securities	-	-	25,000	25,000
Available-for-sale financial assets:
Goverment Bonds	110,884	-	-	110,884
Corporate Bonds	72,295	-	-	72,295
Total assets	187,912	10,115	37,266	235,293
Liabilities:
Embedded derivatives:
Conversion component embedded in convertible debentures	-	11,898	-	11,898
Rent agreements	-	7,591	-	7,591
Total liabilities	-	19,489	-	19,489

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 3 – FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued):

The fair value of financial instruments traded in active markets is based on quoted market prices at the statement of position date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the Company is the closing market price. These instruments are included in level 1. Instruments included in level 1 comprise primarily investments in Israeli Government debt securities and debt and equity securities of entities that are publicly traded on the Tel Aviv Stock Exchange. These instruments are classified as available-for-sale or fair value through profit or loss. The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Specific valuation techniques used to value financial instruments include:

▪	Quoted market prices or dealer quotes for similar instruments.
▪	The fair value of forward contracts over the Israeli CPI are calculated as the present value of the estimated future cash flows based on observable yield curves.
▪	The fair value of forward foreign exchange contracts is determined using forward exchange rates at the statement of financial position date, with the resulting value discounted back to present value.
▪
For the Diners option – the fair value was determined based on a binominal valuation model, which takes into account Diners Israel's expected profits, earnings multiples of companies in Israel in this field of operations and costs of recruiting and maintaining credit card users. See also note 31, commitments, for a transaction after the statement of financial position date.

▪	For the equity securities which includes an investment in a property company and an investment in gas exploration companies:
a.	The valuation of the property company is based on the following:
1. Current transaction values of nearby residential and commercial properties;
2.  The assumption for variables such as the discount rate, the liquidity spread, occupancy rates of shopping centers and inflation rates of apartment prices we used to value other real estate properties as adapted for the specific nature of this real estate property as well as an estimate of the related expected cash flows such as the selling value of the asset and the date the sale is expected to occur; and
3. The tax rates applicable to the income generated by the investee.
b. The valuation of the gas exploration companies is partly listed and is partly unlisted. The value of the unlisted shares, which makes up a small minority share in an entity that is involved in the exploration of gas in Israel is based on the share price of the majority holding of the entity that is listed on the Tel Aviv stock exchange.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 3 – FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued):

The following table presents the changes in level 3 instruments for the years ended December 31, 2010 and 2009.

	Investment in equity securities	Diners option	Total
Year ended December 31, 2010	NIS in thousands
Opening balance	25,000	12,266	37,266
Acquisition of subsidiary consolidated for the first time	-	6,669	6,669
Gains recognized in the statement of income	4,000	34,432	38,432
Closing balance	29,000	53,367	82,367
Total gains for the year included in the statement of income	*5,000	34,432	39,432

* Including dividends of NIS 1,000 thousand.

	Investment in equity securities	Diners option	Total
Year ended December 31, 2009	NIS in thousands
Opening balance	15,000	4,700	19,700
Gains and losses recognized in profit or loss	10,000	7,566	17,566
Closing balance	25,000	12,266	37,266
Total gains for the year included in the statement of income	10,000	7,566	17,566

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 3 – FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued):

d. Financial Instruments by category

	December 31, 2010
	Loans and Receivables	Assets at fair value through profit or loss	Available for sale	Total
	NIS in thousands
Cash and cash equivalents	125,956	-	-	125,956
Short term bank deposits	98,084	-	-	98,084
Investment in securities	-	123,366	217,198	340,564
Trade receivables	1,731,747	-	-	1,731,747
Other receivables excluding prepayments and other	103,443	-	-	103,443
Loans receivable	186,741	-	-	186,741
Other long-term receivables	24,522	-	-	24,522
Non-current derivative financial instruments	-	56,078	-	56,078
Total	2,270,493	179,444	217,198	2,667,135

	December 31, 2010
	Other financial liabilities at amortized cost	Liabilities at fair value through the profit or loss	Total
	NIS in thousands
Credit and loans from banks and others	470,284	-	470,284
Trade payables	1,342,763	-	1,342,763
Other account payables and accrued expenses	551,055	-	551,055
Customer's deposits	30,405	-	30,405
Bank and other loans	1,696,929	-	1,696,929
Convertible debentures	180,764	-	180,764
Conversion component embedded in convertible debentures	-	9,011	9,011
Debentures	2,313,887	-	2,313,887
Derivatives financial instruments	-	16,851	16,851
Other liabilities	8,141	-	8,141
Total	6,594,228	25,862	6,620,090

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 3 - FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued):
d.  Financial Instruments by category (continued)

	December 31, 2009
	Loans and Receivables	Assets at fair value through the profit or loss	Available for sale	Total
	NIS in thousands
Cash and cash equivalents	612,227	-	-	612,227
Short term bank deposits	67	-	-	67
Investment in securities	-	29,733	183,179	212,912
Trade receivables	809,783	-	-	809,783
Other receivables excluding prepayments and other	55,823	-	-	55,823
Derivative financial instruments (Forward Contracts)	-	9,690	-	9,690
Loans to associates	2,094	-	-	2,094
Other long-term receivables	1,125	-	-	1,125
Non-current derivative financial instruments	-	12,691	-	12,691
Total	1,481,119	52,114	183,179	1,716,412

	December 31, 2009
	Other financial liabilities at amortized cost	Liabilities at fair value through the profit or loss	Total
	NIS in thousands
Credit and loans from banks and others	143,086	-	143,086
Trade payables	917,585	-	917,585
Other account payables and accrued expenses	456,054	-	456,054
Bank loans	728,233	-	728,233
Convertible debentures	130,123	-	130,123
Conversion component embedded in convertible debentures	-	11,898	11,898
Debentures	1,327,986	-	1,327,986
Derivatives financial instruments	-	7,591	7,591
Other liabilities	*17,171	-	*17,171
Total	3,720,238	19,489	3,739,727
* Retroactive application – see note 2 ad.1

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 3 - FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued):

 e.     Credit quality of financial assets

The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to the internal composition based on historical information that has been accumulated in the Company's entities over the years, as follows:

	December 31
	2009	2010
	NIS in thousands
Trade receivables
Balances with related party (note 33)	58,479	-
Credit cards	545,770	749,679
Insured checks receivables*	54,590	46,837
Checks receivables	85,276	136,083
Open accounts	44,052	669,512
	788,167	1,602,111

*
The Company and some of the Company's subsidiaries are engaged with credit check companies to fully receive payments of checks that have been approved by the credit check company, even if no cover is available at the indicated time of presentation.

Cash and cash equivalents and short term bank deposits

Most of the Company's Cash and cash equivalents and short term deposit at December 31, 2010 were deposited with major Israeli banks.

Available-for-sale debt securities

As described above, most of the Company's investments are publicly traded on the Tel-Aviv Stock Exchange and are independently rated with a minimum A+ at the date of investment.

The balances are presented at fair value; where applicable, as a result of impairments, balances were transferred from equity to the statements of income.

The maximum exposure to credit risk at the reporting date is the carrying value of the financial assets presented in the statement of financial position.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 3 - FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued):

f.       Composition of financial instrument balances:

1.	The currency exposure of the Company's monetary assets and liabilities and equity instruments and their fair values are as follows:

	December 31, 2010
	NIS linked to CPI	NIS unlinked	US Dollar	Other currencies	Other(*)	Total	Fair value
	NIS in thousands
Assets:
Cash and cash equivalents	-	120,820	4,843	293	-	125,956	**
Short term bank deposit	111	37,093	60,880	-	-	98,084	**
Investment in securities	146,902	132,502	1,780	-	59,380	340,564	**
Trade receivables	-	1,725,464	6,283	-	-	1,731,747	**
Other accounts receivables	2,133	100,719	591	-	-	103,443	**
Income taxes receivable	64,094	-	-	-	-	64,094	**
Loans receivable	81,076	52,587	53,078	-	-	186,741	179,287
Derivative financial instruments	-	-	2,711	-	53,367	56,078	**
Other long-term receivables	2,094	22,428	-	-	-	24,522	**
Total assets	296,410	2,191,613	130,166	293	112,747	2,731,229	**

Liabilities:
Credit and loans from banks and others	-	470,284	-	-	-	470,284	**
Trade payables	-	1,048,650	293,743	370	-	1,342,763	**
Other accounts payable and accrued expenses	31,386	513,140	6,529	-	-	551,055	**
Customer's deposits	30,405	-	-	-	-	30,405	**
Income tax payables	7,431	-	-	-	-	7,431	**
Provisions	37,800	23,914	-	-	-	61,714	**
Loans	1,020,239	676,691	-	-	-	1,696,930	1,690,893
Debentures	2,083,458	230,429	-	-	-	2,313,887	2,479,221
Convertible debentures	189,775	-	-	-	-	189,775	201,030
Other long-term liabilities	7,636	505	-	-	-	8,141	**
Derivative financial instruments	-	-	10,250	6,601	-	16,851	**
Total liabilities	3,408,130	2,963,613	310,522	6,971	-	6,689,236

(*) Financial instrument that are not monetary assets

(**) The fair value of these monetary balances is usually identical or close to their carrying value.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 3 – FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued):

2.	Changes in the exchange rates of the US dollar and the Israeli CPI, in the reported periods are as follows:

Year	Exchange rate of the US dollar	Israel known CPI (1)	Israel actual CPI (2)
	%	%	%

2010	(6)	2.3	2.7
2009	(0.7)	3.8	3.9

(1)	Calculated based on published CPI date (through November of end year)
(2)	Calculated based on actual CPI date (through December of end year)

NOTE 4 - CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS:

Estimates and judgments are continually evaluated, and are based on historical experience and other factors, including expectations of future events that are believed to be reasonably possible under the circumstances.

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results.  The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

1)	Impairment of non financial assets

In accordance with the accounting policy stated in note 2, the Company reviews at each statement of financial position date whether any events have occurred or changes in circumstances have taken place, which might indicate that there has been an impairment of property and equipment and identifiable intangibles. When such indicators of impairment are present, the Company evaluates whether the carrying value of the asset in the Company's accounts can be recovered from the cash flows anticipated from that asset, and, if necessary, records an impairment provision to adjust the carrying amount to the recoverable amount.

The recoverable amount of an asset is the higher of an asset's fair value less cost to sell and its value in use. These calculations require the use of estimates.

In accordance with the accounting policy stated in note 2, the Company tests at least annually whether goodwill and indefinite life intangible assets have been impaired. The recoverable amount of the cash-generating unit (CGU) to which goodwill has been allocated is determined based on value-in-use calculations. These calculations require the use of estimates. See note 8 for details of key assumptions.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 4 – CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued):

Referring to goodwill (as allocated to the CGUs, see above), the Company performed a sensitivity analysis for the key assumption used in its annual goodwill impairment test and determined that an increase in the pre-tax discount rate of 0.5% would result in the estimated recoverable amount of the Leisure CGU falling below its carrying amount by an additional NIS 3.9 million.
The Company's management believes that the Leisure CGU is at risk of goodwill impairment in case  the pre-tax discount rate will increase by 0.5%.

The recoverable amounts of the other CGUs are substantially higher than the carrying value.

Referring to property and equipment in the Supermarket segment, if the discount rate had been different by 0.5% from management's estimate the carrying value of property and equipment would be NIS 239 thousand lower or NIS 197 thousand higher.
If the growth rate had been different by 0.5% from management's estimate the carrying value of property and equipment would be NIS 1.0 million lower or NIS 1.1 million higher.

2)	Change in fair value of investment property

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

When the discount rate is different by 0.5% from management estimate the fair value of investment property will be NIS 26.8 million lower or NIS 23.3 million higher. When the discount rate is different by 1% from management estimate the fair value of investment property will be NIS 48.2 million lower or NIS 49.1 million higher.

3)	Retirement benefit obligations, provision for jubilee grant and for unutilized sick leave

The present value of the obligations and provisions depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost of retirement benefits and the provisions for jubilee grant and unutilized sick leave include the discount rate. Other key assumptions such as future wage increases and retirement rates, are based in part on current market conditions and past experience. Any changes in these assumptions will impact the carrying amount of these obligations and provisions.

The Company determines the appropriate discount rate at the end of each year.  This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the retirement benefit obligations and provisions. In determining the appropriate discount rate, the Company considers the interest rates of Israeli government bonds denominated in NIS that have terms to maturity approximating the terms of the related retirement benefit obligations and provisions.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 4 – CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued):

4)	Provisions for claims

The provisions for legal claims are recorded based on the estimates of the Company’s management (after consulting with legal counsel) as to the likelihood that cash flows will be required to settle these liabilities, and at the discounted amounts of such cash flows.

The Company's assessments are based on the Company's history in these cases, on the stage these claims are at and on the experience of the Company's legal advisers.
The outcome of the legal cases in court could be different from the Company's assessments.
See also note 30.

5)	Income taxes and deferred taxes

There are many transactions and calculations for which the ultimate tax determination is uncertain.

The Company recognizes liabilities for anticipated tax exposures based on estimates of whether additional taxes will be due. Where the final outcome of these matters differs from the amounts that were recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

In addition, the Company recognizes deferred tax assets and tax liabilities based on the difference between the carrying value of such assets and liabilities and their amount for tax purposes. The Company continually assesses the recoverability of deferred tax assets, based on historical taxable income, expected taxable income, the expected timing of the reversals of temporary differences and the application of tax planning strategies. If the Company is unable to generate sufficient future taxable income, or actual results differ from its other assumptions, the Company might be required to reduce its deferred tax assets or to increase its deferred tax liabilities, which will increase its effective tax rate, and negatively affect its results.

6)	Fair values of derivatives and other financial instruments

The fair value of financial instruments that are not traded in an active market (such as the Diners option and equity securities) is determined by using valuation techniques. The Company uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at each statement of financial position date. The Company has used discounted cash flow analysis for various derivative financial assets that are not traded in active markets. Changes in assumptions could affect the reported fair value of these financial instruments.

7)	Provision for doubtful debts

The provision for doubtful debts is recognized according to management's judgment, whenever there are objective indications that the Company will not be able to recover all amounts owing to it according to the original terms of the debt, due to material financial difficulties of the customer, a reasonable expectation that the customer will become insolvent or will undergo a reorganization and will be unable to repay its debts or there will be a delay in the repayments. In addition, the allocation of the goodwill between the separate segments of an acquiree and the valuation of favorable/unfavorable terms in operating lease contracts is subject to management judgements.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 4 – CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued):

8)	Purchasing price allocation in business combination

The Company is required to allocate the purchase price of investments in newly consolidated subsidiaries to the assets and liabilities acquired, on the basis of an assessment of their fair values.  These valuations require the use of material estimates and judgements by management.
These estimates and judgements include assessment of future cash flows, asset lives and growth rates of brand names and customer relationships.  In case the acquisition is performed near the statement of financial position date, the preliminary assessment could be subject to change as more information relating to the assets and liabilities acquired.

NOTE 5 - BUSINESS COMBINATIONS AND REORGANIZATION OF CERTAIN ACTIVITIES

i)	Non Food Retail and Wholesale segment

a.	Acquisitions:

1)	Bee Group Retail Ltd. ("Bee group"):

a)
In April 2007, the Company purchased additional 10% of the issued and paid-up share capital of Bee Group – a 50% subsidiary controlled by the Company - in consideration for NIS 5 million. The excess of cost over the carrying amount of the non-controlling interests acquired - in the amount of NIS 1.8 million - was recorded as goodwill.

b)
In September 2008, the Company acquired an additional 25% of the outstanding share capital of Bee Group from the other shareholders of Bee Group (the "Sellers"), increasing the Company's interest in Bee Group to 85%. The Company paid NIS 35.4 million for these shares. The excess of cost over the carrying amount of the non-controlling interests acquired in the amount of NIS 29.8 million was recorded as goodwill.

Furthermore, during the five-year period from the date of closing, the Company is entitled to acquire the remaining 15% of Bee Group's share capital (the "Remaining Shares") for the aggregate consideration of approximately NIS 21.24 million, increased by 7.5% annually until actual payment (the "Call Option") At the second anniversary of the closing date, the Sellers are entitled to sell the Remaining Shares to the Company for the same exercise  price as for the Call Option in the event the Company had not previously exercised the Call Option (the "Put Option"). As a result of the above, the Company accounted for 100% ownership and control in Bee Group as from September 2008; the put option to the non-controlling interests is accounted for as a financial liability based on the current redemption value of the exercise price of the option with a corresponding reduction of non-controlling interests and an increase in goodwill of NIS 17.9 million.

In October 2010, the non-controlling interests in Bee Group exercised their Put option and sold their remaining 15% interest in the Bee Group to the Company for an amount of NIS 24.5 million.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 5 - BUSINESS COMBINATIONS AND REORGANIZATION OF CERTAIN ACTIVITIES

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

The financial statements of Vardinon were consolidated for the first time in 2007. The consolidated statements of income for the year 2007 include the share of profits of Vardinon for the period from the date of acquisition to December 31, 2007.

On June 1, 2009 Na’aman acquired 905,240 shares of Vardinon in consideration of NIS 1.4 million, after the acquisition Na'aman holds 88.74% of Vardinon's share capital. The excess of the consideration paid over the share in minority rights acquired in the amount of NIS 0.2 million was recorded as an addition to goodwill.

In February 2011, Na'aman published an offer to purchase the balance of the shares (2.6 million shares) of Vardinon it does not already own in consideration for NIS 7.9 million. On March 15, 2011, the acquisition was completed and the Vardinon shares were delisted from the Tel Aviv stock exchange.

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

In May 2009, 446,723 options to purchase ordinary share of Naaman were exercised, and any remaining options expired. As a result, the Company's holding decreased and a gain in the amount of NIS 0.3 million was recognized in the statement of income.

On March 22, 2009, Bee Group acquired 1,128,340 ordinary shares of Na'aman in consideration for NIS 6.6 million, following which the Company holds 68.4% of Na'aman share capital . The excess of the share on non-controlling interests acquired over the consideration paid in the amount of NIS 2.5 million was recognized as "other gains" in the statement of income.
As of December 31, 2010, Bee Group held 66.85% of the shares in Na'aman.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 5 - BUSINESS COMBINATIONS AND REORGANIZATION OF CERTAIN ACTIVITIES (continued):

b.	Bee Group Reorganization

During 2008, 2009 and 2010, Bee Group reorganized its holding of its subsidiaries.

1)	Agreement for merger of Sheshet Chain of stores for Household utensils Ltd with Na'aman:

As part of the reorganization, Na'aman issued ordinary shares to Bee Group in consideration for its 75% holdings in Sheshet's issued share capital, and as a result Bee Group has increased its holdings in Na'aman and decreased its holdings in Sheshet. In addition, Na'aman has also issued ordinary shares to the other shareholder of Sheshet in consideration for its 25% holdings in Sheshet's issued share capital, and as a result Bee Group decreased its holding in Na'aman.

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

In November 2009, following Board of directors resolutions and notices given to its  shareholders, Dr. Baby Ltd. (a 50% subsidiary that is controlled by the Company; hereafter - "Dr Baby"), issued 5,000 new shares to the Company,  for the total consideration of NIS 19.5 million. As a result, the holding of the other shareholders of Dr Baby was diluted while the  Company's holding increased by additional 48.1% to 98.1%.
The other shareholders are disputing this change in shareholding and the matter was brought to an arbitration process which was completed after the statement of financial position date.

The other shareholders have no commitment to provide additional funding to Dr. Baby and consequently, the Company is reflecting 100% of Dr Baby's losses.

4)
In addition to Bee Group reorganization, in 2009 and 2010, the Group's headquarters were Combined and expenses in an amount of approximately NIS 2.7 million and NIS 7.2 million, Respectively, were recognized in "other gains (losses)".

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 5 - BUSINESS COMBINATIONS AND REORGANIZATION OF CERTAIN ACTIVITIES (continued):

ii)	Supermarkets

Acquisitions:

1) Eden Briut Teva Market Ltd. ("Eden")

In October 2007, the Company completed its acquisition of 51% of the outstanding shares of Eden, a private Israeli retail Company established in 2003, operating at the date of acquisition two supermarkets, specializing in organic, natural and health food products. The consideration for the acquisition was approximately NIS 22.5 million. In addition, the Company provided Eden with shareholder loans in the amount of NIS 47 million of which NIS 33 million is a long-term loan (which is treated as an inter-company loan and eliminated in consolidation). This loan is linked to the CPI and bears annual interest of 4%. The loan would be repaid commensurate with the distribution of a preferred dividend by Eden to the other shareholders, based on their shareholdings in Eden. The balance of NIS 14 million is a short-term loan. The loan bears interest of 2.55% as of December 31, 2009, which is similar to interest payable on short-term loans of the Company. Interest is payable on a quarterly basis. Principal is to be repaid in accordance with Eden's ability to do so. Should the terms for grant of a bonus of $ 5 million to the CEO be met, half of the short-term owners' loan provided by the Company would be considered to be an owners' loan that is subject to the terms of the long-term owners' loan, as above. Should one of the terms for a grant of bonus to the CEO, which is the former owner of Eden, and currently holds 49% of the outstanding shares of Eden be met, one quarter of the owners' loan provided by the Company would be considered to be an owners' loan that is subject to the terms of the long-term owners' loan, as above.

The acquisition also provides for the Company to supply all guarantees and financing required in connection with Eden's operations in the future.

The payment of the above mentioned bonus to Eden's CEO is dependent upon the satisfaction of various operational and performance thresholds. Since Eden's CEO is obligated to continue working in Eden, the Company makes provisions in respect of possible future bonus payments.

The acquisition generated goodwill of NIS 39.9 million and brand name of NIS 6.6 million based on the purchase price allocation.

The financial statements of Eden were consolidated for the first time in 2007. The consolidated statement of income for the year 2007 includes the share of the profits of Eden for the period from the date of acquisition to December 31, 2007.

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

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 5 - BUSINESS COMBINATIONS AND REORGANIZATION OF CERTAIN ACTIVITIES (continued):

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

Together with the approval of the property transfer transaction the following were approved as well:

1.
Lease agreement to lease the transferred properties that are not leased to third parties to Mega Retail for ten years from the closing date of the agreement and an option to the lessee to extend the lease agreement for five additional years, and,

2.
An agreement to extend the term of the existing lease agreements between Mega Retail and BSRE for an identical period (ten years from the closing date of the agreement with an option to the lessee to extend the lease agreement for five additional years).

The completion of the transaction was performed as a split pursuant to Section 105 to the Income Tax Ordinance which confers upon Mega Retail an exemption from the payment of land appreciation tax at this stage and its deferral under the split agreement with BSRE, until the realization of the properties (if and when realized) or through the depreciation charge of the depreciable properties by BSRE. In addition, the payment of purchase tax for the transaction will be at a reduced tax rate of 0.5%. The Company and the subsidiaries, Mega Retail and BSRE will be subject to the restrictions prescribed by the provisions regarding the split pursuant to Section 105 to the Ordinance.

BSRE pledged certain of the transferred properties as collateral for a loan taken in order to finance the transaction. Transaction costs, amounted to approximately NIS 2.5 million including the purchase tax, were recorded as expense in the statement of income (in "other gains (losses)").

iv)	Investment in Dor Alon Energy in Israel (1988) Ltd.

On October 3, 2010, the Company completed the acquisition of approximately 80% of the shares in Dor Alon Energy in Israel (1988) Ltd ("Dor Alon"), a company listed on the Tel Aviv stock exchange, from its controlling shareholder Alon, which is also the Company's controlling shareholder. Dor-Alon is engaged in the development, construction and operating of vehicle fueling stations, adjacent commercial centers and independent convenience stores, marketing of fuel products and other products through the fueling stations and convenience stores and direct marketing of distillates to customers. Dor-Alon operates in three principal segments: The fueling and commercial sites segment, the direct marketing segment, and the jet fuel marketing segment. In return for the Dor Alon shares, the Company issued 20,327,710 shares to Alon in such a way that each Dor Alon share held by Alon was exchanged into 1.8 shares of the Company.
The purchase price for the acquisition of Dor Alon is NIS 966 million based on the Company's ordinary share price of NIS 47.51 (based on the closing price on October 3, 2010 on the Tel Aviv stock exchange). According to the outline of the acquisition, the Company paid a dividend distribution in an amount of NIS 800 million by way of a capital reduction after having received the relevant legal approvals in September 2010.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 5 - BUSINESS COMBINATIONS AND REORGANIZATION OF CERTAIN ACTIVITIES (continued):

On September 14, 2010 the District Court in Israel approved the dividend distribution, not out of profits, in the amount of NIS 12.307 per share (U.S.$ 3.39 per share/ADS, based on the representative exchange rate as of October 4, 2010), totaling NIS 800 million (U.S.$ 220.5 million) and on September 16, 2010 the CEO of the Tel Aviv Stock Exchange approved the registration for trade of another 20,327,710 of the Company's shares. The ex-div date for this dividend distribution was October 5, 2010 and the payment date was on October 18, 2010.

The Company has acquired control in Dor Alon to allow the companies to combine the retail operations of the Company and Dor Alon and enable the combined Company to become one of the largest retail groups in Israel and enable the combined group to enjoy the benefits of economies of scale and synergy.

The acquisition is accounted for using the acquisition method (at fair value basis).

The consolidated financial statements include the results or the financial position of Dor Alon from the acquisition date.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 5 - BUSINESS COMBINATIONS AND REORGANIZATION OF CERTAIN ACTIVITIES (continued):

  iv)  Investment in Dor Alon Energy in Israel (1988) Ltd. (Continued):

The acquisition date fair values of Dor Alon's assets, liabilities and goodwill have been determined on a provisional basis as this business was acquired in close proximity to the year end, pending finalization of the post-acquisition review of the fair value of the acquired net assets.

The fair values of the identifiable assets and liabilities of Dor Alon as at the date of acquisition and their estimated useful lives were as follows:

	Fair value at acquisition	Estimated
	NIS in millions	useful life In years
Current assets	1,472
Property and equipment	935	1-99
Investment property	57
Other long-term assets	42

Brand names
Indefinite life	107
Definite life	37	6-12

Customer relationships	102	7-10
Operating leases– value of favorable terms	159	1-18
Operating leases– value of unfavorable terms	(174)	1-18
Other intangible assets	19
Financial assets including long-term loans and investments	162.5
Current Liabilities	(717)
Financial liabilities including debentures	(1,684)
Deferred taxes	(27)
Other long-term liabilities	(1.5)
Contingent liabilities (long-term and short-term)	(6)
Total identifiable net assets at fair value	483
Goodwill	654
Non - controlling interests(*)	(171)
Purchase consideration transferred	966

Analysis of cash flows on acquisition-
Net cash acquired with Dor Alon	87

 (*) The non - controlling interests have been included at fair value which was calculated based on Dor Alon's ordinary share price of NIS 60.44 (based on the closing price on October 3, 2010 on the Tel Aviv stock exchange).

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 5 - BUSINESS COMBINATIONS AND REORGANIZATION OF CERTAIN ACTIVITIES (continued):

iv)	Investment in Dor Alon Energy in Israel (1988) Ltd. (continued):

The fair value of Dor Alon's trade receivables at the date of acquisition after provision for impairment of NIS 50 million was NIS 927 million.

The effect of Dor Alon on the Company's comprehensive income since the date of acquisition was approximately NIS 6 million.
If the combination had taken place at the beginning of the year, the Company's net income for the year ended December 31, 2010 including income from discontinued activities, which relate to the transfer of gas exploration operations to the Dor Alon shareholders at the time of the transfer, would have been NIS 127 million (unaudited) and revenues would have been NIS 14,420 million including government levies and NIS 11,051 million net of government levies (unaudited).
The goodwill recognized above is attributed to the expected synergies and other benefits from combining the assets and activities of Dor Alon with those of the Company.

The total acquisition related costs are NIS 3 million and are included in other losses in the condensed consolidated statement of income and are part of operating cash flows in the statements of cash flows.

None of the goodwill recognized is expected to be deductible for income tax purposes.

In connection with the acquisition Alon and the Company obtained a pre-ruling from the Israeli Tax Authority. The pre-ruling is subject to various conditions and provides, among other things, that the cost basis and the purchase date of the shares of Dor Alon for tax purposes in the possession of the Company following the acquisition will be the original price and acquisition date, respectively, as they had been for Alon prior to the acquisition. Alon has clarified to the Company that, in connection with the payment of tax at the time of any future sale by the Company of all or part of its shares in Dor Alon, if any, to a third party, Alon will pay that portion of any applicable tax payable in an amount equal to the amount of tax deferred by the Tax Authority in its pre-ruling (i.e., the amount of tax that would have been payable by Alon in connection with the acquisition had the acquisition not been tax exempt according to the pre-ruling).

In the period between the acquisition date and December 31, 2010, Dor Alon sold 302,188 of the treasury shares it held. As a result of these sales the Company's interest in Dor Alon reduced to 78.38% and an amount of NIS 18.7 million, net was credited to equity.

v)	Other:

1)	As to a commitment of the Company in connection with the acquisition of Diners Israel, see note 31.

2)	The list of principal investee companies is presented as an appendix to the financial statements.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)
NOTE 6 – PROPERTY AND EQUIPMENT:

a.	Composition of assets and accumulated depreciation, grouped by major classifications, and changes therein are as follows:

	Land, buildings and leasehold improvements (see e. below)	Fueling stations equipment	Furniture, equipment and installations	Motor vehicles	Total
	NIS in thousands
Cost:

Balance at January 1, 2010	2,284,913	-	1,555,915	16,084	3,856,912
Additions	130,855	7,886	73,210	1,019	212,970
Disposals	(144,779)	(95)	(218,672)	(1,385)	(364,931)
Acquisition of subsidiary consolidated for the first time (1)	659,717	225,974	39,796	9,686	935,173
Transfer from investment property	3,000	-	-	-	3,000
	2,933,706	233,765	1,450,249	25,404	4,643,124
Accumulated depreciation:

Balance at January 1, 2010	771,751	-	1,079,472	8,253	1,859,476
Additions	80,157	7,062	87,781	3,584	178,584
Disposals	(143,483)	(1)	(213,216)	(821)	(357,521)
Balance at December 31, 2010	708,425	7,061	954,037	11,016	1,680,539

Impairment of property and equipment (see b below)	(20,647)	-	(13,423)	-	(34,070)
Net book value at December 31, 2010	2,204,634	226,704	482,789	14,388	2,928,515

(1)	The fair value of the property and equipment acquired as part of the acquisition of Dor Alon was determined by Nahum Preminger, an independent valuation expert (see also note 5).

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 6 – PROPERTY AND EQUIPMENT (continued):

	Land, buildings and leasehold improvements (see e. below)	Fueling stations equipment	Furniture, equipment and installations	Motor vehicles	Total
	NIS in thousands
Cost:

Balance at January 1, 2009	*2,172,219	-	1,470,299	22,406	3,664,924
Additions	103,274	-	99,866	925	204,065
Disposals	(2,836)	-	(14,421)	(7,247)	(24,504)
Acquisition of subsidiary consolidated for the first time	125	-	172	-	297
Transfer from investment property	12,131	-	-	-	12,131

Balance at December 31, 2009	2,284,913	-	1,555,916	16,084	3,856,913

Accumulated depreciation:

Balance at January 1, 2009	*717,256	-	1,009,452	11,518	1,738,226
Additions	57,257	-	83,062	3,141	143,460
Disposals	(2,762)	-	(13,042)	(6,406)	(22,210)

Balance at December 31, 2009	771,751	-	1,079,472	8,253	1,859,476

Impairment of property and equipment (see b below)	24,006	-	16,517	-	40,523
Net book value at December 31, 2009	1,489,156	-	459,927	7,831	1,956,914

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 6 – PROPERTY AND EQUIPMENT (continued):

	Land, buildings and leasehold improvements	Fueling station equipment	Furniture, equipment and installations	Motor vehicles	Total
	NIS in thousands
Cost:

Balance at January 1, 2008	*2,072,554	-	1,449,253	21,480	3,543,287
Additions	119,089	-	117,935	3,220	240,244
Disposals	(18,906)	-	(96,889)	(2,294)	(118,089)
Transfer from investment property	14,880	-	-	-	14,880
Transfer to investment property	(15,398)	-	-	-	(15,398)

Balance at December 31, 2008	2,172,219	-	1,470,299	22,406	3,664,924

Accumulated depreciation:

Balance at January 1, 2008	*675,304	-	1,016,118	10,731	1,702,153
Additions	60,812	-	89,107	2,426	152,345
Disposals	(18,860)	-	(95,773)	(1,639)	(116,272)

Balance at December 31, 2008	717,256	-	1,009,452	11,518	1,738,226

Impairment of property and equipment (see b below)	15,608	-	11,475	-	27,083
Net book value at December 31, 2008	1,439,355	-	449,372	10,888	1,899,615

* Retroactive application, see note 2 ad.1.

b.
During 2010 the Company recorded net impairment provisions of NIS 0.5 million, comprising a provision of NIS 8.9 million and a reversal of a provision in the amount of NIS 11 million in the supermarkets segment, and an impairment in amount of NIS 2.6 million in the non-food retail and wholesale segment.

During 2009 the Company recorded impairment provisions of NIS 18.5 million, comprising a provision of NIS 17.5 million and a reversal of a provision in the amount of NIS 1.4 million in the supermarkets segment, and an impairment in amount of NIS 2.4 million in the non-food retail and wholesale segment.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 6 – PROPERTY AND EQUIPMENT (continued):

During 2008 the Company recorded impairment provisions resulting in net amount of NIS 3.4 million in the supermarkets segment. This was the result of recording provisions of NIS 9.3 million in respect of certain stores, against which was offset the reduction in the impairment provisions in respect of other stores that had been recorded in previous years in the amount of NIS 5.9 million.

Impairment provisions or the reversal of such provisions are included in the statement of income within other gains or losses.

In calculating the impairment for the reported years, based on discounted expected future cash flows, the Company used a discount rate before tax for each cash-generating unit (CGU) as detailed in Note 8b.

The balance of the impairment provisions as of December 31, 2010, 2009 and 2008, is after a reduction for depreciation corresponding to the depreciation of the related assets and after elimination of the portion of the provision relating to assets that were disposed of during the period.

c.	Additional details:

Certain real estate assets which have been transferred to the Company from the previous parent cooperative are in the process of being registered in the name of the Company.

d.	As to liens placed on assets, see note 32.

e.	Capitalized lease payments in respect of long-term land leases from the Israeli Land administration are as follows:

	December 31
	2009	2010
	NIS in thousands
Capitalized leases for periods of 999 years	3,996	3,992
Capitalized leases for periods ending between the years 2010 and 2056, as detailed below:
Leases for periods of under 10 years	4,617	5,113
Leases for periods of between 10 and 25 years	17,840	25,180
Leases for periods of over 25 years	166,775	289,803
	189,232	320,096
	193,228	324,088

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 7 – INVESTMENT PROPERTY:

The changes in the carrying value of investment property for the years ended December 31, 2010, 2009 and 2008 respectively, are as follows:

	2008	2009	2010
	NIS in thousands
At January 1	*294,657	*413,111	421,188
Transfer to property and equipment (b)	(14,880)	(16,601)	(3,000)
Transfer from property and equipment (c)	15,398	-	-
Additions (d)	104,657	9,435	38,793
Disposals	(6,567)	(5,700)	-
Acquisition of subsidiary consolidated for the first time	-	-	56,972
Net gain from adjustments of investment property to fair value	19,846	20,943	32,917
At December 31	413,111	421,188	546,870

*Retroactive application, see not 2ad.1.

a)	All the Company's investment properties are located in Israel.

b)	The property was let to subsidiaries and therefore it was transferred from investment properties to property and equipment.

c)	In 2008, the construction of the investment property was completed and therefore it was transferred from property and equipment to investment properties.

d)
The additions in 2010, totaling NIS 38.7 million, include lands in areas used for commercial development. The additions in 2009, totaling NIS 9.4 million, include NIS 1.7 million of rental offices and NIS 7.7 million of land in areas used for commercial development. The additions in 2008, totaling NIS 104.7 million, include NIS 39 million of rental offices and NIS 66 million of land in areas used for commercial development.

e)
The fair value of the principle investment property items was determined by "O. Haushner Civil Eng. & Real Estate Appraisal Ltd." and "Barak Friedman Cohen & Co. Economic & Real Estate Appraisal", independent qualified appraisers who are members of the Real Estate Appraisers Association in Israel – based on the current prices in an active market for similar property, locations and conditions, and based on the discounted cash flows that are expected to arise from the assets. The range of discount rates used by the appraiser are 7.75%-12% per annum (mainly 7.75-8.25%) (2009: 8- 8.5%).

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 7 – INVESTMENT PROPERTY (continued):

f)	Rental revenue that has been recognized in the statements of income within revenues:

	Year ended December 31
	2008	2009	2010
	NIS in thousands
Rental income	20,152	21,790	27,012

g)	Break down of investment property at December 31, 2010, by lease rights and ownership of land:

December 31,
2010
NIS in thousands
Under ownership	231,177
Finance lease from the Israeli Land Administration for a period of 999 years	7,070
238,247
Finance lease from the Israeli Land administration for a period ending between the years 2010-2056, see detailed below:
Leases for periods of under 10 years	935
Leases for periods between 10-25 years	169,881
Leases for periods of more than 25 years	138,174
308,990
547,237

h)	Capitalized borrowing costs:

The amount of borrowing costs capitalized during the year ended December 31, 2010 was NIS 2,900 thousand (2009 and 2008 Nil). The rate used to determine the amount of borrowing costs eligible for capitalization was 5.2% (linked to the Israeli CPI).

i)
The fair value  of the investment property acquired as part of the acquisition of Dor Alon was determined by Nahum Preminger, an independent valuation expert (see also note 5) using a discount rate of 9%.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 8 – INTANGIBLE ASSETS:

The composition of intangible assets and the accumulated amortization thereon, grouped by major classifications, and changes therein in 2010, 2009 and 2008, are as follows:

			Brand
			name and		Evacuation
			trade	Customer	Fees and
	Goodwill	Software	marks	relationships	Other	Total
	NIS in thousands
At January 1, 2008
Cost	190,415	70,838	20,615	45,623	8,265	335,756
Accumulated amortization and impairment	-	(51,700)	(1,751)	(625)	(1,260)	(55,336)
	190,415	19,138	18,864	44,998	7,005	280,420
Net carrying amount
Year ended December 31, 2008:
Opening net carrying amount	190,415	19,138	18,864	44,998	7,005	280,420
Acquisitions of non-controlling interests	111,890	-	-	-	-	111,890
Additions	-	19,299	122	-	11,311	30,732
Decrease in ownership interest in subsidiary due to dilution	(2,467)	-	-	-	(447)	(2,914)
Amortization charge	-	(8,493)	(1,925)	(3,207)	(2,081)	(15,706)
Net carrying amount	299,838	29,944	17,061	41,791	15,788	404,422

At December 31, 2008:
Cost	299,838	90,137	20,737	45,623	19,129	475,464
Accumulated amortization and impairment	-	(60,193)	(3,676)	(3,832)	(3,341)	(71,042)
Net carrying amount	299,838	29,944	17,061	41,791	15,788	404,422

Year ended December 31, 2009:
Opening net carrying amount	299,838	29,944	17,061	41,791	15,788	404,422
Additions	227	20,009	115	-	387	20,738
Acquisition of subsidiary consolidated for the first time	1,200	-	-	-	5,189	6,389
Disposals	-	-	-	-	(274)	(274)
Amortization charge	-	(12,329)	(2,064)	(3,099)	(3,243)	(20,735)
Impairment	-	-	-	-	(1,346)	(1,346)
Net carrying amount	301,265	37,624	15,112	38,692	16,501	409,194

At December 31, 2009:
Cost	301,265	110,146	20,852	45,623	24,371	502,257
Accumulated amortization and impairment	-	(72,522)	(5,740)	(6,931)	(7,870)	(93,063)
Net carrying amount	301,265	37,624	15,112	38,692	16,501	409,194

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 8 – INTANGIBLE ASSETS  (continued):

					Evacuation
			Brand names and	Customer	Fees, favorable operating leases and
	Goodwill	Software	trade marks	relationships	other	Total
	NIS in thousands
Year ended December 31, 2010:
Opening net carrying amount	301,265	37,624	15,112	38,692	16,501	409,194
Additions	-	26,701	150	-	9,182	36,033
Acquisition of subsidiary consolidated for the first time	653,945	4,692	144,000	102,000	173,426	1,078,063
Disposals	-	-	-	-	(221)	(221)
Amortization charge	-	(16,643)	(5,808)	(3,937)	(6,604)	(32,992)
(Impairment) reversal of impairment	(4,160)	-	-	-	827	(3,333)
Net carrying amount	951,050	52,374	153,454	136,755	193,111	1,486,744
At 31 December 2010
Cost	951,050	141,539	164,669	147,623	206,670	1,611,551
Accumulated amortization and impairment	-	(89,165)	(11,215)	(10,868)	(13,559)	(124,807)
Net carrying amount	951,050	52,374	153,454	136,755	193,111	1,486,744

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 8 – INTANGIBLE ASSETS (continued):

a.
Amortization is included in the statement of income within Selling, general and administrative expenses. Impairment loss and gain or loss resulting from changes in shareholding is presented in other gains or losses.

b.	Impairment tests for goodwill and indefinite live assets

Goodwill is allocated to six identified groups of cash-generating units (CGUs).

The components of goodwill and indefinite life intangible assets are as follows:

	December 31
	2008	2009	2010
	NIS in thousands
Supermarkets	162,780	163,980	162,420
Non - Food retail and wholesale:
Houseware	110,952	111,179	111,179
Leisure	26,106	26,106	23,506
Commercial and fueling sites:
Goodwill – commercial and fueling sites	-	-	453,945
Goodwill – direct marketing	-	-	186,000
Goodwill – jet fuel	-	-	14,000
Indefinite life – brand name	-	-	107,000
	299,838	301,265	1,058,050

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

The key assumptions used for value in-use calculations are as follows:
		Non - Food retail and wholesale
	Supermarkets	Houseware	Leisure
	%
Gross margin (1)	27	51	23
Growth rate (2)	1.5	1.5	1.5
Discount rate (3)	10.1	14.7	15

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 8 – INTANGIBLE ASSETS (continued):

	Commercial and fueling sites
	Commercial and fueling sites	Direct marketing	Jet fuel
	%
Segment profit(1)	6	4	2
Growth rate (2)	1.3-6	4	4
Discount rate (3)	10.5	10.5	10.5

(1)	Expected gross margin / segment profit.
(2)	Weighted average growth rate used to extrapolate cash flows beyond the budget management estimations covering a five-year period.
(3)	Pre-tax discount rate applied to cash flow projections.

These assumptions have been used for the analysis of each CGU.

Management determined budgeted gross margin based on past performance and its expectations of market development. The weighted average growth rates used are consistent with the forecasts included in industry reports. The discount rates used are pre-tax and reflect specific risks relating to the relevant operating business unit.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 9 – INVESTMENTS IN JOINT VENTURES AND ASSOCIATES:

a. Investment in joint ventures*

The following amounts represent the group 50% share of the assets and liabilities, and the results of these companies (the identity of these companies are listed in the appendix at the end of the financial statements).

	December 31
	2009	2010
	NIS in thousands
Assets:
Current assets	2,222	107,828
Non current assets	55,720	461,427
	57,942	569,255
Liabilities:
Current liabilities	1,704	104,368
Non current liabilities	8,659	43,550
	10,363	147,918
Net Assets:	47,579	421,337

	Year ended December 31
	2009	2010
	NIS in thousands

Revenues	7,689	51,958
Expenses	494	67,902
Net income (loss) for the year	8,164	(14,724)

*
In 2010, these companies include the companies involved in the Wholesale market project – see below,certain real estate subsidiaries of BSRE (including Joint Venture Blue Square – Hadar) and certain proportionally consolidated subsidiaries of Dor Alon.

For further details of the agreements regarding the Wholesale market complex in Tel Aviv – see also below.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 9 – INVESTMENTS IN JOINT VENTURES AND ASSOCIATES (continued):

Agreements regarding the wholesale market complex in Tel Aviv

1. Acquisition agreements

During June 2010 a 50%:50% joint venture between BSRE and Gindi Investments (hereafter – the purchasers) entered into agreements to purchase land rights in part of the wholesale market area in Tel Aviv for a period ending on August 31, 2099. The rights are for the development, construction and marketing of a project including an apartment building complex, areas for commercial use and areas for multi-purpose use.

In July 2010 the Minister of the Interior approved the agreements and with this approval all the agreement's precedent conditions were fulfilled.

The land rights were acquired for a basic total consideration of NIS 950 million (100%) together with the obligation to pay additional consideration in certain circumstances, as discussed below.

The basic total consideration will be paid in payments linked to the CPI as follows:
a.	The first payment of approximately NIS 260 million, was paid before the due date and was discounted using an annual discount rate of 4%.

b.
An amount of approximately NIS 660 million (the second payment) will be paid on the earlier of receipt of building rights or 24 months from the date the agreements were signed in return for the transfer of the ownership rights to the area to the purchasers.

c.	The last payment of NIS 30 million will be made upon receipt of the form 4 completion approval of the shopping center.

d.
In addition to the basic total consideration, the sellers have rights to additional consideration (hereafter – the additional consideration) determined on the basis of the selling price of the residential apartments. As at the statement of financial position date, no obligation for the additional consideration had arisen.

The Company's ownership rights are subject to the completion of the second payment and therefore the statement of financial position reflects only the first payment as a payment on account of real estate.

2. Financing of the project

As part of the acquisition agreements, the purchasers produced a firm commitment letter from a bank, according to which the bank confirms that it will provide the purchasers, under certain terms, financing to complete the acquisition of the leasing rights to the area.
The credit will be granted upon the second payment to the sellers but in any case no later than June 30, 2012 and for the third payment no later than December 30, 2018.
The credit is subject to the fulfillment of a number of precedent terms including provision of a lien to the bank, provision of an unlimited guarantee by all shareholders of the purchasers (BSRE and Gindi 50%:50%) and provision of a lien on all the holding rights of the controlling shareholders in the purchasers.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 9 – INVESTMENTS IN JOINT VENTURES AND ASSOCIATES (continued):

The purchasers agreed with the bank to sign the credit and loan agreements as well as the payment of arrangement and cancellation fees. As at the financial position statement date BSRE had not yet entered into the financing agreements with the accompanying bank.
On receipt of the firm commitment letter, BSRE, as part of the purchasers, paid a one-time payment of NIS 0.5 million and the purchasers agreed to pay a fee of 0.67% of the amount they did not use.

During the reporting period, BSRE, as part of the purchasers, paid an amount of NIS 1.4 million for such fee, which was capitalized.

3. Principles agreements with Gindi.

In April 2010 BSRE and Gindi signed an agreement of principles which, inter alia, determined the following:
a.  BSRE will provide 60% of the first installment as discussed above.
b. Gindi will provide management services, including selling and marketing, to the project in return for a management fee of 16% of the profit from the project, calculated as determined in the agreement.
c. As an advance for the management fee above, an amount of NIS 15 million will be paid over five years from the date of the acquisition agreement.
Up to the statement of financial position date the purchasers entered into 385 selling agreements for apartments totaling approximately NIS 885 million (including VAT). As of May 19, 2011 purchase agreements for 443 apartments for a total consideration of NIS 1,020 million (including VAT) had been signed and received advances of NIS 211 million.

In April 2011 the purchasers received the approval to start digging and building supports at the site starting in May 2011.

During the year 2010 the Company did not recognize any revenues from the sale of apartments.

4. The Giv'on car park

In August 2010 BSRE joined Gindi as a 50% joint venture partner in a BOT project for a period of 23 years to build a car park with 1,000 underground spaces in Tel Aviv below an open space. The final agreement for this projects is subject to further approvals and conditions which had not been completed as of the date of signing these financial statements.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 9 – INVESTMENTS IN JOINT VENTURES AND ASSOCIATES (continued):

b.        Investment  in associates

1.     Composition
	Year ended December 31
	2009	2010
	NIS in thousands

Shares:
Cost of shares	402	2,054
Share in undistributed profits (losses) accumulated since acquisition	2,382	1,864
	2,784	3,918
Perpetual capital notes (a)	1,378	1,378
Long-term loans (b)	716	716
	4,878	6,012

(a)	Perpetual capital notes are linked to the Israeli CPI and bear interest at an annual rate of 5%.
The interest and difference of linkage to the CPI are paid on annual basis.
(b)	The loans are linked to the Israeli CPI and bear interest at an annual rate of 4.5%. The repayment date has not yet been determined.
The interest and difference of linkage to the CPI are paid on annual basis.

2.	The Company share of the results of its principal associates, all of which are unlisted, and its interest held, are as follows:

Name	% interest held

Radio "Non-stop" Ltd	33%
Radio "Zafon" Ltd	12%
Mercury Aviation*	31%

* Acquired as part of the acquisition of Dor Alon, see also note 5.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 10 – INVESTMENT IN  SECURITIES

a.	Comprised as follows:

	December 31
	2009	2010
	NIS in thousands

Available for sale financial assets - current	183,179	186,871
Available for sale financial assets – non-current	-	30,327
Financial assets at fair value through profit or loss	29,733	123,366
	212,912	340,564

b.	Composition per type of security:

	December 31
	2009	2010
	NIS in thousands

Debt securities	187,912	281,237
Equity securities	25,000	59,327
	212,912	340,564

c.	Available for sale financial assets

	2008	2009	2010
	NIS in thousands

At January 1	166,599	157,136	183,179
Acquisition of subsidary consolidated for the first time	-	-	32,863
Purchases	169,747	113,966	164,013
Proceeds	(185,104)	(101,867)	(166,727)
Transfers to other comprehensive income	(2,214)	7,502	(9,732)
Transferred to statement of income	8,108	6,442	13,602
At December 31	157,136	183,179	217,198

In 2008, 2009 and 2010 the Company removed profits in the amount of NIS  3,810 thousand ,NIS 4,547 thousands and NIS 11,553 thousands ,respectively, from equity into the statement of income. In addition, in 2008 the Company removed NIS 2,503 thousands from equity due to impairments to the statement of income.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 10 – INVESTMENT IN  SECURITIES (continued):

d.	Financial assets at fair value through profit or loss

	December 31
	2009	2010
	NIS in thousands

Debt securities	4,733	94,366
Investment in equity securities	25,000	29,000
Total	29,733	123,366

The fair value of all debt securities is based on closing prices in an active market.

NOTE 11 – DERIVATIVE FINANCIAL INSTRUMENTS:

		December 31
		2009		2010
Derivative financial	Statement of financial position	NIS in thousands
instruments	item	Assets	Liabilities	Assets	Liabilities
Forward contracts over the
Israeli CPI (a)	Derivative financial instruments	9,690	-	-	-
Foreign exchange contracts (b)	Derivative financial instruments	-	-	-	7,700
Embedded derivatives :
Rent agreements	Derivative financial instruments	425	7,591	2,711	9,151
Conversion component embedded in the convertible debentures (see note 19)	Convertible debentures	-	11,898	-	9,011
Diners option (c)	Derivative financial instruments	12,266	-	53,367	-

Total		22,381	19,489	56,078	25,862

(a)	The notional principal amounts of the outstanding forward contracts over the Israeli CPI at December 31, 2009 were NIS 351 million.

(b)	The notional amount of open forward foreign exchange contracts (up to 3 months, mostly 2 months) as of December 31,2010 is $ 80,300 thousands.

(c)
The agreement for the joint purchase of 49% of the share capital of Diners as described in note 31a is treated as a derivative under IAS 39. The Company has concluded that this transaction should be accounted for as a derivative financial instrument because at this stage this is merely an option to purchase 49% of Diners' shares, where the option exercise price is equal to the outstanding balance of the loan to acquire the shares. The loan was provided by the seller. As security for the loan the company pledged and agreed to restrictions on the shares untilthe loan is repaid. The Company has the option to repay the loan and terminate the agreement by the end of the fourth year after the first credit card is issued, by returning the shares.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 11 – DERIVATIVE FINANCIAL INSTRUMENTS (continued):

This derivative is presented at its fair value using a binomial model. Changes in the fair value of the derivative are recognized in income or loss in each period.

NOTE 12 – TRADE RECEIVABLES, INVENTORIES AND OTHER RECEIVABLES:

a.	Trade receivables

	December 31
	2009	2010
	NIS in thousands
Trade receivables	848,432	1,772,500
Less: provision for impairment of trade receivables	(38,649)	(40,753)
	809,783	1,731,747

As of December 31, 2010, trade receivables of NIS 37,476 (2009: NIS 10,298) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. The aging analysis of these trade receivables is as follows:

	December 31
	2009	2010
Supermarkets segment	NIS in thousands
Up to 3 months	7,043	4,820
3 to 6 months	1,521	6,895
	8,564	11,715

	December 31
	2009	2010
Non-food segment	NIS in thousands
Up to 6 months	1,099	2,931
7 to 12 months	635	5,323
	1,734	8,254

	December 31
	2009	2010
Commercial and fueling sites segment	NIS in thousands
Up to 3 months	-	8,562
3 to 12 months	-	4,029
More than 12 months	-	4,916
	-	17,507

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 12 – TRADE RECEIVABLES, INVENTORIES AND OTHER RECEIVABLES (continued):

As of December 31, 2010, trade receivables of NIS 51,159 (2009: NIS 50,602) were impaired and   provided for. The amount of the provision was NIS 40,753 as of December 31, 2010 (2009: NIS 38,649).   The individually impaired receivables mainly relate to individual customers, which have unexpectedly encountered difficult situations. It was assessed that a portion of the receivables is expected to be    recovered. The ageing of these receivables is over 12 months.

Movements in the Company's provisions for impairment of trade receivables are as follows:

	December 31
	2009	2010
	NIS in thousands
At January 1	37,578	38,649
Increase in the provision	1,071	2,104
At December 31	38,649	40,753

The creation and release of provisions for impaired receivables has been included in the statement of income within "Selling, general and administrative expenses."  Amounts charged to the allowance account are generally written off when there is no expectation of recovering additional cash.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivables mentioned above. See also note 3, credit risk, as to collateral held as security.

The fair value of trade receivables is usually identical or close to their carrying value.

b.	Other receivables

	December 31
	2009	2010
	NIS in thousands
Prepayments	10,781	13,443
Related parties	7,930	33,901
Government authorities	-	14,194
Advances to suppliers and others	2,516	22,002
Current maturities of loans receivable	741	10,699
Receivables in respect of gift certificates	21,875	16,646
Other	25,661	51,714
	69,504	162,599
The fair value of other receivables is usually identical or close to their carrying value.

c.	Inventories

	December 31
	2009	2010
	NIS in thousands
Fuel and oil products	-	102,136
Consumer (including non-food) products	514,858	578,160
	514,858	680,296

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 13 – CASH, CASH EQUIVALENTS AND DEPOSITS:

a. Cash and cash equivalents

	December 31
	2009	2010
	NIS in thousands
Cash at bank and on hand	18,357	70,232
Bank deposits with original maturities of three months or less	593,870	55,724

	612,227	125,956

Cash, cash equivalents and bank overdrafts include the following for the purposes of the statement of cash flows:

	December 31
	2009	2010
	NIS in thousands
Cash and cash equivalents	612,227	125,956
Bank overdrafts	(493)	(21,825)

	611,734	104,131

b. Short-term deposits

	December 31
	2009	2010
	NIS in thousands
Deposits at suppliers (1)	-	72,776
Short term deposits relating to debentures (2)	-	25,198
Other deposits	67	110
	67	98,084

(1) Linked to the U.S. Dollar, bearing interest of LIBOR plus 1.1%.
(2) Deposit used as security for debentures – see also note 19.

NOTE 14 – LOANS RECEIVABLE

	December 31
	2009	2010
	NIS in thousands
Loans to proportionally jointly controlled companies (1)	-	53,206
Loans to the Fuel Administration (2)	-	29,943
Loans to others (3) (4)	2,067	103,593
	2,067	186,742
Less current maturities	741	10,699

	1,326	176,043

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 14 – LOANS RECEIVABLE (continued)

(1)  Including NIS 30,660 thousand relating to the Wholesale Market project bearing interest of 3% – see also note 9a.

(2) The loan to the Fuel Administration is included in accordance with the Control of Commodities and Service Order (Settlements in the Fuel Economy), 1988.

(3) Mainly owners of filling stations to which the Company supplies fuel. As at December 31, 2010 the amount includes a single debtor balance of NIS 21.8 million.

(4) Includes a loan to a related party of NIS 37.3 million. The loan is linked to the Israeli CPI, bears interest of 5% and matures in January 2015.

The fair value of these loans at December 31, 2010 is NIS 179.2 million.

The long term loans are receivable in the years subsequent to the statement of financial position date as follows:

	December 31
	2009	2010
	NIS in thousands
Second year	741	4,874
Third year	585	4,805
Fourth year	-	3,802
Fifth year	-	39,373
Sixth year and afterwards	-	47,013
Without stated maturity date	-	76,176
	1,326	176,043

NOTE 15 – OTHER LONG TERM RECEIVABLES

	December 31
	2009	2010
	NIS in thousands
Conditional grants to owners of fuel stations (1)	-	11,305
Prepaid rent (2)	-	11,764
Deposits from purchasers of apartments (3)	-	22,428
Others	-	1,601

	-	47,098

(1) Includes mainly conditional grants the Company paid to the owners of land in connection with the construction of filling stations. The amounts will become grants after the end of the commitment period or during the period if the filling station owners meet their undertakings to operate the stations during the agreement period.

The Company examines the land owners' ability to meet their liabilities at every statement of financial position date.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 15 – OTHER LONG TERM RECEIVABLES (continued):

Based on past experience, and in accordance with management assessments, the owners of the filling stations are expected to meet their liabilities. These grants are charged to the statement of income in selling, general and administrative expenses over the term of the agreements.

(2)  The prepaid rent in respect of the commercial and fueling sites is amortized over the term of the lease. As at December 31, 2010 the remaining term of the leases is between 2 and 13 years (mainly 13 years).

(3) Relates to deposits of 5% of the price of the apartments paid by the purchasers of apartments in the Wholesale Market project. As at December 31, 2010 these amounts were deposited with a trustee.

The use of these deposits is restricted to the uses determined in the purchase agreements.

NOTE 16 – EQUITY

Number of
Shares issued
At January 1, 2008	43,372,819
Change during 2008	-
At December 31, 2008	43,372,819
Change during 2009:
Issuance of shares upon conversion of convertible debentures	344,239
At December 31, 2009	43,717,058
Change during 2010:
Issue of shares as part of business combination	20,327,710
Exercise of options	759,051
Issuance of shares upon conversion of convertible debentures	1,187,060
At December 31, 2010	65,990,879

The total authorized number of ordinary shares as of December 31, 2010 and 2009 is 100 million shares with a par value of NIS 1 per share. All issued shares are fully paid.

In July 1996, the Company completed a global offering of 6,900,000 American Depositary Shares (ADS), with each ADS representing one Ordinary share, at a price per share of $11. In addition, in June 1999, 1,500,000 ADSs were issued upon the exercise of stock options.

The ADSs are traded on the New York Stock Exchange (NYSE). The ADSs represent 2.96% of the outstanding Ordinary Shares of the Company as of May 31, 2011. As of May 31, 2011 the shares are quoted at $ 8.86 per ADS.

Commencing November 2000, the Company’s shares have also been listed for trade on the Tel Aviv Stock Exchange. As of December 31, 2010 the shares are quoted at NIS 31.40 per ordinary share.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 16 – EQUITY (continued):

On June 17 2009, convertible debentures of the Company with a par value of NIS 6,917 thousands were converted into 344,239 ordinary shares.
During 2010, convertible debentures of the Company with a par value of NIS 11,268 thousands were converted into 1,187,060 ordinary shares.

During the year ended December 31,2010 the company purchased 89,888 treasury shares with a cost of NIS 4,295 thousand. After the statement of financial position date the Company purchased 115,243 treasury shares at a cost of approximately NIS 4 million.

On October 3, 2010 in consideration for the acquisition of Dor Alon (see note 5 above) the Company issued 20,327,710 ordinary shares.

Share options plan

On January 21, 2008, the Company's Board of Directors resolved to adopt a share options plan (hereinafter - "the plan") for executives and employees of the Company. The total number of shares reserved for issuance under the plan is 5 million shares, (including options issuable to the Company's President and Chief Executive Officer, Mr. Zeev Vurembrand). All exercises of options under the plan are on a cashless basis. Each option can be exercised to purchase one ordinary share of NIS 1 par value of the Company. Immediately upon allotment, the ordinary shares issued upon exercise of the options will have the same rights as other ordinary shares of the Company.

Under the plan, employees and/or executives who exercise the options will be allotted only shares that reflect the benefit component embodied in the options, as computed at the date of exercise, i.e., the difference between the exercise price of each option and the quoted price of a NIS 1 par value share at the date of exercise.

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

Following are details of options granted under the plan during the reported periods:

Grant date	Options granted	Exercise price at grant date (NIS)	Share price (NIS)	Average fair value (NIS)*
March 2008	2,452,500	36.15	36.15	6.12
March 2008 (executives)	2,200,000	39.06	36.15	5.57
May 2008 (executives)	140,000	39.06	46.0	13.2
August 2008	135,000	36.15	36.23	6.7
August 2008 (executives)	100,000	39.06	36.23	6.1
March 2009	63,000	34.42	23.74	3.1
July 2009	92,000	34.42	32.53	7.7
August 2009 (executives)	80,000	37.33	33.85	8.0
March 2010 (executives)	20,000	47.70	45.35	10.9
March 2010	274,000	47.70	45.35	11.6

*	The fair value of the options was computed using the Black & Scholes option-pricing model using the following assumptions:

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 16 – EQUITY (continued):

Grant date	Expected dividend yield (%)	Expected volatility (%)	Risk free interest rate (%)	Expected term until exercise (years)
March 2008	6.4	28	4.5	2-3
March 2008	6.4	28	4.5	2.5-3.5
May 2008	6.4	29	5.1	2.5-3.5
August 2008	7.5	30	5.1	2-3
August 2008	7.5	30	5.1	2.5-3.5
March 2009	6.5	43	2.3	2-3
July 2009	6.5	45	2.5	2-3
August 2009	6.5	43	3.0	2.5-3.5
March 2010	4.0	43	2.9	2.5-3.5
March 2010	4.0	43	2.9	2.1-3.1

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

Compensation expense included in the consolidated statements of income in respect of the Company's options plan, amounts to NIS 8.0 million, NIS 11.7 million and NIS 6.5 million for the years 2008, 2009 and 2010, respectively.

Average exercise prices are as follows:

	Average exercise price per share * (NIS)	Number of options (thousands)
At January 1, 2008	-	-
Granted	35.83	5,028
Forfeited	34.42	(159)
At December 31, 2008	35.88	4,869
Granted	35.41	235
Forfeited	36.35	(614)
At December 31, 2009	35.79	4,490
Granted	41.55	294
Exercised	35.80	(2,837)
Forfeited	35.36	(81)
At December 31, 2010	30.71	1,866

Options that can be exercised at December 31, 2010	-	-

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 16 – EQUITY (continued):

Share options outstanding at the end of the year have the following expiry date and exercise prices:

	Number of options (thousands)	Range of exercise prices (NIS)*	Average of expiry date (years)

December 31, 2009	4,490	34.42-37.33	1.0
December 31, 2010	1,866	27.62 - 41.55	0.6

*	After adjusting the option exercise price at the rate of 50% of cash dividends distributed.

On March 22, 2011 after the statement of financial position date, the Company granted 290,000 options for shares in the Company of the 2008 plan to key management. The exercise price of the options is NIS 36.51 per option. The terms of the 2008 plan apply to these options.

Share options plans in subsidiaries

a.
In August 2008, BSRE's Board of Directors resolved to adopt a share options plan for executives of BSRE. The total number of shares reserved for issuance under the plan is 250,000 shares. All exercises of options under the plan are to be on a cashless basis. Each option can be exercised to purchase one ordinary share of NIS 1 par value of BSRE. Immediately upon allotment, the ordinary shares issued upon exercise of the options will have the same rights as other ordinary shares of BSRE. The exercise price of the option is set at the grant date according to the average quoted price of BSRE's ordinary share during the 30 trading days before the date of the grant.

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

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 16 – EQUITY (continued):

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

Compensation included in the consolidated statements of income in respect of BSRE option plan amounts to NIS 0.2 million, NIS 0.4 million and NIS 0.3 million for the years 2008,  2009 and 2010, respectively.

In October 2010, BSRE granted 18,077 shares in BSRE upon the exercise of options in consideration for their par value. In February 2011, after the statement of financial position date, following the exercise of part of the options in BSRE, BSRE granted 19,840 shares in BSRE in consideration for their nominal value.

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

On May 2009 all the options above were forfeited.

c.	Dividends per share

During the year 2010, the Company paid dividends per share of NIS 1.70 on February 25 and NIS 12.31 on October 18.

During the year 2008, the Company paid dividends of NIS 3.46 on October 7, 2008.

Regarding capital risk management, see also note 3.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 17 – OTHER RESERVES:

	2008	2009	2010
	Available for sale investments	Available for sale investments	Available for sale investments	Currency translation differences	Capital reserve arising from transactions with non controlling interests	Total
	NIS in thousands
At January 1	1,415	(261)	5,676	-	-	5,676
Change in other reserves						-
Available for sale investments	(1,676)	5,937	(6,253)	-	-	(6,253)
Transactions with non controlling interests	-	-	-	-	(6,943)	(6,943)
Currency translation differences	-	-	-	(5,019)	-	(5,019)
At December 31	(261)	5,676	(577)	(5,019)	(6,943)	(12,539)

NOTE 18 – OTHER ACCOUNT PAYABLES AND ACCRUED EXPENSES:

	December 31
	2009	2010
	NIS in thousands
Payroll and related expenses and other employee benefits	134,131	162,159
Government authorities	17,750	133,944
Liability in respect of gift certificates	159,290	149,465
Put option granted to a minority interest (see note 5a1)	23,317	-
Accrued expenses	93,775	152,100
Other	65,884	88,779
Total	494,147	686,447

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 19 - LOANS FROM BANKS AND OTHERS, DEBENTURES AND CONVERTIBLE DEBENTURES:

Composition

	December 31
	2009	2010
	NIS in thousands

Loans from banks and other (1)	871,319	2,167,214
Debentures (2)	1,327,986	2,313,895
Convertible debentures (2)	142,066	189,768
	2,341,371	4,670,877

(1) Loans from banks and others:

	December 31
	2009	2010
	NIS in thousands
Current liabilities:
Bank overdrafts (note 13)	493	21,825
Bank loans	101,774	408,959
Commercial paper *	40,819	39,500
Current maturities of non-current loans	131,512	297,771
	274,598	768,055

Non-current liabilities:
Bank loans and other loans	596,721	1,399,159	**
	871,319	2,167,214

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 19 - LOANS FROM BANKS AND OTHERS, DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

*
On June 30, 2009 the Company issued commercial paper to institutional investors in an amount of NIS 40 million for a period of four years. The commercial paper bears a variable annual interest and is repayable every six months at the demand of the holders. During 2010 the Company redeemed NIS 500 thousand par value of the Commercial Paper.

**	Including a loan of NIS 129,000 thousand from the controlling shareholder due in 2012. The loan is unlinked and bears interest of prime less 1.25% as of December 31, 2010.

Composition and details of liabilities based on interest rates and linkage terms

	December 31
	Weighted average interest rate (a)	2009	2010
	%	NIS in thousands

NIS - Linked to the Israeli CPI	4.04	317,409	1,020,239
NIS - Unlinked and bearing a fixed annual interest rate	6.49	263,094	179,846
NIS - Unlinked and bearing a variable annual interest rate	4.24	290,816	967,129
		871,319	2,167,214

(a)	Weighted average interest rate, as of December 31, 2010.

(b)  The long-term loans net of current maturities are repayable in the years subsequent to the statement of financial position date as follows:

	December 31
	2009	2010
	NIS in thousands
Second year	114,607	393,788
Third year	95,520	186,293
Fourth year	75,943	132,081
Fifth year and afterwards	310,651	686,997
	596,721	1,399,159

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 19 - LOANS FROM BANKS AND OTHERS, DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

 (c)  The carrying amounts and fair value of the non-current loans are as follows:

	December 31
	2009	2010	2009	2010
	NIS in thousands
	Carrying amount		Fair value (*)

Bank and other loans	728,233	1,696,930	737,316	1,690,893

(*) The fair values of long-term loans are based on cash flows discounted using a rate based on the capitalization rate of 3.7% (2009: 4.6%).

The carrying amounts of short-term loans approximate their fair value.

(d)  Financial covenants

Bee Group and its subsidiaries have loans with a total of approximately NIS 127 million as at December 31, 2010, whereby the companies have undertaken to meet certain financial covenants. These financial covenants include a limitation on the distribution of dividends. As of December 31, 2010, Bee Group and its investee companies meet the above mentioned covenants after receiving a waiver from the bank.

BSRE  have a loan with a total balance of NIS 236.5 million, whereby the company have undertaken to meet certain financial covenants. As of December 31, 2010, BSRE meet the above mentioned covenants.

Dor Alon's subsidiaries have loans with a total balance of approximately NIS 121.3 million as at December 31, 2010 for which they have undertaken to meet certain covenants. As at December 31, 2010 Dor Alon's subsidiaries met the covenants.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 19 - LOANS FROM BANKS AND OTHERS, DEBENTURES AND CONVERTIBLE DEBENTURES (continued):
(2) Debentures and convertible debentures

		Weighted Average
		interest rates at	December 31
		December 31, 2010	2009	2010
Debentures	Ref		NIS in thousands
The Company:
Alon Holdings Blue Square (Series A)	d(1) (a)	5.90%	227,719	232,916
Alon Holdings Blue Square (Series C)	d(1)(c)	2.50%	-	100,373
			227,719	333,289
Blue Square Real Estate:
Marketable debentures-Blue Square Real Estate (Series B)	d(3)(b)	4.70%	849,515	868,895
Marketable debentures-Blue Square Real Estate (Series C)	d(4)	4.20%	300,571	307,429
Marketable debentures-Blue Square Real Estate (Series D)	d(5)	4.50%	-	112,083
			1,150,086	1,288,407
Dor Alon Energy:
Marketable debentures-Dor Alon Energy (Series B)	d(7)	5.00%	-	341,090
Marketable debentures-Dor Alon Energy (Series C)	d(8)	4.29%	-	81,000
Marketable debentures-Dor Alon Energy (Series D)	d(9)	6.65%	-	139,000
Dorgas Batuchot Ltd.	d(10)	4.95%	-	73,112
Dor Debentures	d(11), d(12)(1)	6.45%	-	73,529
Total			-	707,731
			1,377,805	2,329,427
Less- amount of discount (net of accumulated amortization)			(49,819)	(15,532)
			1,327,986	2,313,895
Less-current maturities			(76,653)	(130,802)
			1,251,333	2,183,093
Convertible debentures
Alon Holdings Blue Square (Series B)	d(1)b, c	5.90%	15,093	2,330
Blue Square Real Estate (Series A)	d(3)a, d	6.25%	107,119	112,227
Dor Alon Energy (Series A)	d(6)	5.00%	-	61,017
Total			122,212	175,574
Conversion component at fair value	a)		11,898	9,011
Premium (net of amortization)			7,956	5,183
Total			142,066	189,768
Less-current maturities			(45)	(71,967)
			142,021	117,801

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 19 - LOANS FROM BANKS AND OTHERS, DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

a) Conversion component of convertible debentures

The conversion component of the convertible debentures is calculated based on a binomial model with using the following assumptions:
	December 31, 2009		December 31, 2010
	The company	BSRE	The company	BSRE
Discount rate	1.53%	3.8%	3.0%	2.93%
Share price (NIS)	38.06	69.0	31.40	94.67
Standard deviation of the share price	50.19%	35.1%	28.18%	34.79%

The value of the conversion component of Dor Alon's convertible debentures as of December 31, 2010 was zero.

b) Repayment dates of debentures and convertible debentures (excluding discount or premium)

	December 31
	2009	2010
	NIS in thousands
First year - current maturities	76,698	181,533
Second year	37,683	186,981
Third year	73,240	483,274
Fourth year	312,931	483,375
Fifth year and afterwards	999,465	1,169,838
Total	1,500,017	2,505,001

c)	The carrying amounts and fair value of the debentures and the convertible debentures are as follows:

	December 31
	2009	2010	2009	2010
	NIS in thousands
	Carrying amount		Fair value*
Debentures	1,327,986	2,313,895	1,429,528	2,479,221
Convertible debentures	142,066	189,768	148,866	201,030

Total	1,470,052	2,503,663	1,578,394	2,680,251

*The fair values of debentures and convertible debentures, both marketable and not marketable, are based on market prices and cash flows discounted using a rate based on the capitalization rate of between 1.9% and 4.3%.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 19 - LOANS FROM BANKS AND OTHERS, DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

d) Debentures and convertible debentures – additional details

Blue Square

1)	In August 2003, the Company issued NIS 400 million par value debentures to institutional investors in consideration for their par value as follows:

(a)	200 million registered debentures (Series A) of NIS 1 par value each.

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

(b)	200 million registered convertible debentures (Series B) of NIS 1 par value each

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

The debentures (Series B) are convertible to ordinary shares of the Company at a conversion ratio that is subject to adjustments in the event of distribution of bonus shares and cash dividends and the issuance of rights. As of December 31 2010, the conversion ratio is that each NIS 6.083 par value of debentures are convertible to one ordinary share of 1 NIS par value. The aforementioned conversion ratio is after adjustment for cash dividends distributed since the date of issuance of the debentures (Series B) until the statement of financial position date.

The terms of the debentures provide that the holders of the debentures will not be entitled to request the Company to register for trading on the New York Stock Exchange any shares derived from the conversion of the debentures (Series B). Such shares will be traded only on the Tel Aviv Stock Exchange (TASE).

At December 31, 2010 the par value of the Convertible Debentures (Series B) was NIS 2,000,694. As to the conversion of convertible debentures into shares, see note 16.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 19 – LOANS FROM BANKS AND OTHERS, DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

Other terms:

i)
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

ii)
On April 26, 2010 Standard & Poors Maalot entered the rating for the debentures of the Company and BSRE of ilA+ into Credit Watch with negative outlook, due to the Wholesale Market transaction of BSRE. On October 26, 2010, Standard & Poors Maalot reduced the rating for the Company's debentures from ilA+ to ilA-. Also, on this date, the Company and BSRE announced they would terminate their rating agreements with Standard & Poors Maalot. From that date, Midroog (a subsidiary of Moody's) will be the rating agency that will continue to rate the Company's and BSRE's debentures.

2)
On November 9, 2010, following the filing of a Shelf Offering Report, the Company completed its public tender of Series C par value NIS 100 million CPI linked debentures bearing annual fixed interest of 2.5% payable in two semi-annual payments on May 4 and November 4 in each of the years 2011 to 2022. The principal will be repaid in 12 equal payments on November 4 of each of the years 2011 to 2022 (inclusive). The debentures were issued at a discount of 3.2% and for a consideration of NIS 96.8 million. The debentures were rated A1 by the rating agency Midroog.

BSRE

1)	Pursuant to prospectus dated August 16, 2006, BSRE issued NIS 875 million par value debentures:

(a)	100 million registered convertible debentures (Series A) of NIS 1 par value each.

These debentures are to be redeemed in four equal annual installments on August 31 of each year in the period from 2013 through 2016. The Series A debentures are linked (principal and interest) to the CPI and bear interest at an annual rate of 6.25%, which is payable every six months, on February 28 and August 31 of each year from 2007 until the final redemption of the debentures.  The Series A debentures are convertible into registered BSRE ordinary shares of NIS 1 par value  at any time through August 16, 2016, except during the periods from August 17 through August 31 in each of the years between 2013-2015 (inclusive).  The conversion rate for these debentures as at December 31, 2010 was NIS 268.71 par value of debentures per share.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 19 – LOANS FROM BANKS AND OTHERS, DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

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
The annual effective interest rate on the debentures, taking into account the issuance expenses as above, is 6.43%.

(d)	As at December 31, 2010 BSRE's (Series A and B) debentures were rated by Midroog at A1 with a negative outlook.

(e)	300 million registered debentures (Series C) of NIS 1 par value each.

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

The principal of debentures (Series C) will be repaid in eight non-equal annual installments on October 31 of each of the years 2011 to 2018 (inclusive), where six installments each constituting of 7.5% of the amount of the principal of the debentures would be paid on October 31 of each of the years 2011 to 2016 and two installments each constituting 27.5% of the amount of the principal of the debentures would be paid in October of each of the years 2017 and 2018.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 19 – LOANS FROM BANKS AND OTHERS, DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

2)
On July 12, 2010, BSRE completed its NIS 110 million Series 'D' Debenture issue in accordance with a shelf prospectus. The Debentures are linked to the Israeli CPI and bear fixed interest of 4.5%. The Debenture principal will be redeemed in four equal annual payments, which will be paid on June 30 in each of the years 2017 to 2020 (inclusive). The Debenture interest will be paid in semi-annual payments on June 30 of each of the years 2011 to 2020 (inclusive) and December 31 of each of the years 2010 to 2019 (inclusive).

The terms of the debentures determine that in case Midroog Ltd. or another rating agency were to reduce the BSRE's rating to A3 the annual interest rate will increase by 0.35%. In case BSRE's rating were to be reduced further then the annual interest rate will increase by 0.35% multiplied by the number of notches that the Company's rating is reduced below A3.

Dor Alon

1)	Dor Alon (Series A)

In accordance with a prospectus dated May 29, 2005, these convertible debentures with a par value at the date of issue of NIS 325,005 thousand are linked (interest and principal) to the Israeli CPI and bear interest of 5% per annum. As at December 31, 2010 the par value of the remaining debentures was NIS 61,017 thousand, which is repayable during 2011. The conversion ratio of these debentures as at December 31, 2010 is NIS 81.83.

2)	Dor Alon (Series B)

In accordance with a prospectus dated May 29, 2005, these debentures with a par value of NIS 585,220 thousand are linked (principal and interest) to the Israeli CPI. The interest of 5% per annum is repayable in semi-annual installments on May 31 and November 30 until May 2015. The principal balance at December 31, 2010 was NIS 341,090 thousand, which is repayable at annual payments on May 31 over five years, with NIS 68,218 thousand each year.

3)	Dor Alon (Series C)

These debentures with a par value of NIS 81,000 thousand were issued according to a prospectus dated August 20, 2009 on the Tel Aviv Stock exchange. The debentures bear the interest rate of Israeli government bonds (No.817) with the addition of 2.25%. The interest is paid in quarterly installments up to December 2017. The principal is repayable in semi-annual installments on June 1 and December 1 over five years, starting 2013, with NIS 16,200 thousand each year.

4)	Dor Alon (Series D)

These debentures with a par value of NIS 139,000 thousand were issued according to a prospectus dated August 20, 2009 on the Tel Aviv stock exchange. The debentures bear a fixed annual interest rate of 6.65%, payable in quarterly installments up to December 2016. The principal is repayable in equal semi-annual payments on June 1 and December 1 from 2013 to 2016, with NIS 34,750 thousand each year.

5)	Dorgas Batuchot Ltd.

These debentures with a par value at the date of issue of NIS 96,000 thousand are linked (principal and interest to the Israeli CPI). The debentures bear a fixed rate of annual interest of 4.95%. The principal balance at December 31, 2010 was NIS 73,112 thousand, which is repayable over the next nine years at a rate of NIS 7,616 thousand per annum with NIS 4,568 thousand in the tenth year.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 19 – LOANS FROM BANKS AND OTHERS, DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

6) Dor Debentures

These debentures (Series 1 and Series 2) with a par value at the date of issue of NIS 75 million were issued to institutional investors. At December 31, 2010 the debentures were rated A-.

e) Covenants for debentures and convertible debentures

1.
The debentures issued by Dor Debentures and Dorgas Batuchout (see d(10) and (11) above) include the requirement to meet certain covenants.  As at December 31, 2010 the covenants for Dor Debentures (Series 2) and Dorgas Batuchot were met.

2.
As at December 31, 2010 Dor Debentures did not meet the covenants relating to the Series 1 debentures issued by Dor Debentures.  At the request of the trustee, the Company provided a bank guarantee of NIS 15.5 million that is valid up to July 2011 (see also note 32(f) below). During the period to July 2011, the Company and the trustee will establish whether to change the terms of the original covenants. As a result a liability amounting to NIS 7,737 thousand was classified as current liabilities as at December 31, 2010.

NOTE 20 – OTHER LIABILITIES:

	December 31
	2008	2009	2010
	NIS in thousands
Long term liabilities, net of current portion	3,480	1,740	-
Put option granted to non-controlling interests	21,638	-	-
Rental contracts and value of unfavorable terms of operating leases (see also note 5)	1,947	3,719	173,713
Advances from purchasers of apartment (see also note 15)	-	-	22,428
Other	*8,156	*10,743	3,842
	35,221	16,202	199,983

*Retroactive application, see note 2ad.1

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 21 – DEFERRED INCOME TAX:

a.	Deferred tax assets and liabilities, as presented in the statement of financial position (after offsetting) are expected to be recovered or settled, as follows:

	December 31
	2008	2009	2010
	NIS in thousands
Deferred tax assets:
Deferred tax asset to be recovered after more than 12 months	25,225	26,708	26,191
Deferred tax asset to be recovered within 12 months	19,283	19,283	39,827
	44,508	45,991	66,018
Deferred tax liabilities:
Deferred tax liability to be recovered after more than 12 months	*(56,917)	*(41,874)	(95,556)
Deferred tax liability to be recovered within 12 months	(4,484)	(15,405)	(8,373)
	(61,401)	(57,279)	(103,929)
Deferred tax liabilities, net	(16,893)	(11,288)	(37,911)

 The deferred taxes are computed at the tax rates of 18%-24%. (2009;18%-25% and 2008; 25%-26%).

*Retroactive application, see note 2ad.1

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 21 – DEFERRED INCOME TAX (continued):

b.     The gross movement on the deferred income tax account is as follows:

	Year ended December 31
	2008	2009	2010
	NIS in thousands
Balance at January 1	*(25,147)	*(16,893)	(11,288)

Statement of income charge	4,000	9,587	(1,705)
Additions in respect of companies consolidated for the first time	-	453	(26,561)
Tax charged directly to other comprehensive income	4,254	(4,435)	1,643
Balance at December 31	*(16,893)	*(11,288)	(37,911)

c.	The movement in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred tax liabilities	Depreciable property and equipment and investment property*	Intangible assets and other	Total
	NIS in thousands
Balance at January 1, 2008	(34,644)	(18,844)	(53,488)
Charged (credited) to the statement of income	(8,868)	3,267	(5,601)
Charged directly to OCI (see note 28)	-	873	873
Balance at December 31, 2008	(43,512)	(14,704)	(58,216)

Charged (credited) to the statement of income	10,808	1,174	11,982
Additions in respect of companies consolidated for the first time	-	(1,901)	(1,901)
Credited directly to OCI (see note 28)	-	(2,622)	(2,622)
Balance at December 31, 2009	(32,704)	(18,053)	(50,757)

Credited to the statement of income	(3,518)	1,697	(1,821)
Additions in respect of companies consolidated for the first time	(14,154)	(31,432)	(45,586)
Charged directly to OCI (see note 28)	-	1,628	1,628
Balance at December 31, 2010	(50,376)	(46,160)	(96,536)

*Retroactive application, see not 2ad.1.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 21 – DEFERRED INCOME TAX (continued):

d.		Provisions for employee rights	Carry forwards tax losses	Derivative instruments	Provision for impairment of trade receivables	Total
	Balance at January 1, 2008	24,469	4,383	(511)	-	28,341

	Credited to the income statement	3,009	2,442	4,150	-	9,601
	Credited directly to OCI	3,381	-	-	-	3,381
	Balance at December 31, 2008	30,859	6,825	3,639	-	41,323

	Charged (credited) to the income statement	(4,076)	8,464	(6,783)	-	(2,395)
	Additions in respect of companies consolidated for the first time	-	2,354	-	-	2,354
	Charged directly to OCI	(1,813)	-	-	-	(1,813)
	Balance at December 31, 2009	24,970	17,643	(3,144)	-	39,469

	Charged (credited) to the income statement	(2,226)	4,687	(2,672)	327	116
	Additions in respect of companies consolidated for the first time	2,731	4,025	-	12,269	19,025
	Charged directly to OCI (see note 28)	15	-	-	-	15
	Balance at December 31, 2010	25,490	26,355	(5,816)	12,596	58,625

Losses for tax purposes, carried forward to future years

As of December 31, 2010, 2009 and 2008 the subsidiaries have operating tax loss carry forwards of approximately NIS 204.6 million, NIS 123 million and NIS 56.5 million, respectively. The balance of carry forward losses, in respect of which deferred tax assets were not included, amounted to NIS 84.9 million, NIS 41 million and NIS 35.6 million as of December 31, 2010, 2009 and 2008, respectively. In addition, the Company and its subsidiaries have capital loss tax carry forwards of approximately NIS 30.4 million, NIS 32.5 million and NIS 28.1 million as of December 31, 2010, 2009 and 2008, respectively. The tax benefit in respect of capital tax loss carry forwards amounting to NIS 27.7 million has not been recorded due to uncertainty of their realization.

Capital gains (except for capital gain on sale of marketable securities subject to regular tax rates) are liable to a tax rate of 25% on capital gains generated after January 1, 2003. The tax rate would be gradually reduced to 18% in 2016 in accordance with The Economic Realization Law, see note 28 (a)(2).

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 22 – RETIREMENT BENEFIT OBLIGATIONS:

a.	Composition of the liability for defined benefit plans:

	December 31
	2009	2010
	NIS in thousands
Statement of financial position obligations for:
Present value of funded obligation	336,769	405,409
Provision in respect of unutilized sick leave	32,834	35,308
	369,603	440,717
Fair value of the plan assets	322,354	389,225

Total present value of the obligation, net	47,249	51,492

b.	Changes in the liability for defined benefit plans:

	2008	2009	2010
	NIS in thousands
Liability in respect of defined benefit plans at January 1	308,494	326,754	369,603
Acquisition of subsidiary consolidated for the first time	-	-	29,205
Benefits paid	(21,512)	(38,252)	(24,901)
Current service costs	32,410	31,657	38,868
Actuarial losses (gains)	(9,953)	33,168	7,414
Interest costs	17,315	16,276	20,528
Liability in respect of defined benefit plans at December 31	326,754	369,603	440,717

c.	Changes in plans assets:

	2008	2009	2010
	NIS in thousands
Fair value of plan assets at January 1	272,508	276,843	322,354
Acquisition of subsidiary consolidated for the first time	-	-	27,753
Employer contributions paid into the plan	29,090	28,750	30,868
Actuarial gains (losses)	(23,748)	35,287	6,850
Benefits paid	(18,532)	(31,299)	(18,265)
Expected return on plan assets	17,638	12,874	18,561
Other adjustments	(113)	(101)	1,104
Fair value of plan assets at December 31	276,843	322,354	389,225

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 22 – RETIREMENT BENEFIT OBLIGATIONS (continued):

The actual return (loss) on plan assets was NIS 25,411 (2009 – NIS 48,161 thousands, 2008-NIS (6,110)).
Expected contributions to post-employment benefit plans for the year ending December 31, 2011 are approximately NIS 43,300 thousand.
The accumulated amount of actuarial gains (losses) that were recognized in the OCI as of December 31, 2010, 2009 and 2008 is NIS (10,253) thousands, NIS (9,976) thousands and NIS (10,992) thousands, respectively.

d.	Expense recognized in the income statement in respect of defined benefit plans:

	Year ended December 31
	2008	2009	2010
	NIS in thousands
Current services costs	32,410	31,657	38,868
Interest cost	17,315	16,276	20,528
Expected return on plan assets	(17,638)	(12,874)	(18,561)
Other adjustments	113	101	(1,104)
	32,200	35,160	39,731

The expense recognized in the statement of income for defined contribution plans was NIS 2,671 thousands in 2010 and, NIS 2,227 thousand in 2009 respectively.

e.	The expenses were included in the following statement of income items:

	Year ended December 31
	2008	2009	2010
	NIS in thousands
Selling, general and administrative expenses	32,523	31,758	37,764
Financial (income) expenses	(323)	3,402	1,967
	32,200	35,160	39,731

The principal actuarial assumptions used were as follows:

	December 31
	2009	2010
Discount rate	5%-6%	4.7%-5.3%
Inflation rate	2.6%	2.7%
Expected return on plan assets	2.6%-6.1%	4.7%-5.8%
Future salary increases	4.4%-5.7%	2.6%-7.7%
Rates of employee turnover	4%-55%	4%-60%

Assumptions regarding future mortality rates are based on actuarial advice in accordance with published statistics and past experience in Israel. Mortality rates are based on the pension circular 2007-3-6 of the Ministry of Finance.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 23 – PROVISION FOR OTHER LIABILITIES AND CHARGES:

	Termination benefits	Legal claims	Total
	NIS in thousands
At January 1, 2009	6,000	37,397	43,397
Charged (credited) to the income statement:
Provisions made during the period	-	16,182	16,182
Provisions reversed during the period	-	(132)	(132)
Provisions used during the period	(6,000)	(2,149)	(8,149)
At December 31, 2009	-	51,298	51,298
Acquisition of subsidiary consolidated for the first time	-	6,452	6,452
Provisions capitalized to property and equipment(*)	-	15,730	15,730
Charged (credited) to the income statement:
Provisions made during the period	282	10,999	11,281
Provisions reversed during the period	-	(500)	(500)
Provisions used during the period	-	(12,391)	(12,391)
At December 31, 2010	282	71,588	71,870

(*)	Liability for lease fees for assets where the lease term has ended and where there are disagreements relating to the amount the Company is due to pay.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 24 – OTHER GAINS (LOSSES):

	Year ended December 31
	2008	2009	2010
	NIS in thousands
Other gains:
Capital gain in respect of changes in holdings of subsidiaries as a result of a reorganization (note 5b)	12,001	3,210	-
Gain from sale of property and equipment	-	1,451	81
Reversal of impairment provision, net	-	-	3,031
Other	232	38	146
	12,233	4,699	3,258
Other losses:
Capital loss in respect of the decrease in holdings of a subsidiary	2,220	-	-
Termination benefits	6,000	-	-
Loss from sale of property and equipment and other assets	2,569	4,750	6,043
Impairment provisions of property and equipment and intangible assets	3,420	19,981	3,977
Reorganization costs (see note 5b)	-	2,700	7,196
Dor Alon acquisition transaction costs	-	-	2,974
Other	507	5,372	7,998
	14,716	32,803	28,188
Other gains (losses), net	(2,483)	(28,104)	(24,930)

NOTE  25 – EXPENSES BY NATURE:

	Year ended December 31
	2008	2009	2010
	NIS in thousands
Change in inventories	(43,136)	(17,224)	49,910
Net purchases	5,273,649	5,175,890	6,093,415
Wages salaries and related expenses	775,079	780,332	836,544
Depreciation, amortization and impairment charges	153,935	165,248	206,945
Transportation and storage expenses	102,835	95,482	118,234
Advertising costs	87,191	82,070	120,854
Rent and maintenance expenses	183,313	226,517	306,059
Other expenses	631,003	599,796	530,361

Total cost of sales, selling general and administrative expenses	7,163,869	7,108,111	8,262,322

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE  26 – EMPLOYEE BENEFIT EXPENSES:

	Year ended December 31
	2008	2009	2010
	NIS in thousands
Wages, salaries, including social security costs	734,494	734,181	789,275
Termination benefits	6,000	-	-
Share options granted to managers and employees	8,175	12,166	6,834
Post-employment benefits*	32,410	37,387	42,402
	781,079	783,734	838,511
Number of positions (100%)**	7,475	7,149	***9,890

* Including employee benefit expenses that were charged to finance expenses.
** In certain cases several employees share one 100% position, i.e., each employee works part time.
*** From October 3, 2010 the number of positions includes the number of employees of Dor Alon.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 27 – FINANCE INCOME AND EXPENSES:

	Year ended December 31
	2008	2009	2010
	NIS in thousands
Income:
Interests:
Interest income on short-term bank deposits	10,668	3,044	5,479
Interest income from bank and others	8,208	8,543	14,268
Net gain from marketable securities available for sale	7,923	14,165	21,861
Net gain from securities at fair value through profit and loss	-	10,000	14,063
Changes in fair value of derivatives:
Conversion component	32,744	-	-
Forward contracts on the Israeli CPI	-	21,283	2,322
Diners option	-	7,566	27,859
Embedded derivatives	1,157	179	-
	60,700	64,780	85,852

Expenses:
Interest and differences from linkage to the Israel CPI:
Bank borrowings	36,197	45,836	58,110
Debentures and convertible debentures	102,670	112,277	134,473
Bank commissions and others	7,323	9,971	8,218
Changes in fair value of derivatives:
Conversion component	1,199	8,659	31,248
Forward contracts on the Israeli CPI	11,593	-	-
Embedded derivatives	7,313	711	3,798
	166,295	177,454	235,847
Net finance cost	105,595	112,674	149,995

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 28 – INCOME TAX EXPENSES:

a.	Corporate taxation in Israel

1.
Commencing tax year 2008, the results of operations for tax purposes of the Company and its subsidiaries are measured in nominal values. Through the end of tax year 2007, the results of operations of the Company and its subsidiaries were measured having regard to the changes in the CPI in accordance with the Income Tax (Inflationary Adjustments) Law, 1985 (hereafter – the inflationary adjustments law).

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

On July 14, 2009 the Economic Rationalization Law (Legislation Amendments for the Implementation of the Economic Plan for the years 2009 and 2010),2009, was published. This law determined, inter alia a further gradual reduction of the corporate tax up to 18% in year 2016 onwards.

The rates as from 2011 are as follows: 2011 – 24%, 2012 – 23%, 2013 – 22%, 2014 – 21%, 2015 – 20%, 2016 and thereafter – 18%.

The effect  of the change in the future tax rates was reflected in the results for  the year 2009 by decrease in deferred tax liability and recognition in income from taxes in the amount of NIS 14.2 million.

Capital gains are taxed at a rate of 25% on the capital gains derived after January 1, 2003 (as to marketable securities – that were acquired after January 1, 2006), and at the regular corporate tax rates on income derived through the aforementioned date.

b.	Tax assessments

1.	The Company has received final tax assessments for tax years through 2008. Regarding tax assessments for the years 1999-2001, see also note 30.
Some of the principal subsidiaries have received final assessments for tax years through 2004. For some of the subsidiaries, no final tax assessments have been received since their inception.

2.	As to deduction assessment for the years 2001-2004, see note 30.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 28 – INCOME TAX EXPENSES (continued):

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

In accordance with the law for the amendment of the Income Tax Ordinance (No. 174 – Temporary Order as to Tax Years 2007, 2008 and 2009), 2010 that was passed in the Knesset on January 25, 2010 (hereafter – the amendment to the ordinance), Accounting Standard No. 29 issued by the Israel Accounting Standard Board would not apply upon determining the taxable income for tax purposes in respect of tax years 2007, 2008 and 2009; this would be the case even if the said accounting standard was applied for the said tax years in the financial statements.

The meaning of the amendment to the ordinance is that IFRS would actually not be applied upon computation of the income reported for tax purposes for the said tax years.

On January 18, 2011 the Income Tax Authority announced its intention of expending the said Temporary Order to tax year 2010.

The amendment to the ordinance did not have a material effect on the tax expenses reported in these financial statements.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 28 – INCOME TAX EXPENSES (continued):

d.    Taxes on income included in the income statements:

	Year ended December 31
	2008	2009	2010
	NIS in thousands
Current taxes:
Current tax on profits for the year	47,676	33,899	33,231
Adjustments in respect of prior years	130	(1,188)	1,351
Total current taxes	47,806	32,711	34,582
Deferred taxes (note 21)	(4,000)	(9,587)	1,705
Income tax expense	43,806	23,124	36,287

e.	The income tax charged (credited) to OCI during the year is as follows:

	Year ended December 31
	2008	2009	2010
	NIS in thousands
Deferred tax:
Tax on actuarial loss (gain) on post employment benefits scheme	3,381	(1,813)	15
Tax on fair value adjustments of available-for-sale financial assets	873	(2,622)	1,628
	4,254	(4,435)	1,643

The other items transferred to other comprehensive income do not have a tax affect

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 28 – INCOME TAX EXPENSES (continued):

f.	The tax on the Company's profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	Year ended December 31
	2008	2009	2010
	NIS in thousands
Profit before tax	176,208	120,925	98,896
Theoretical tax expenses (27%, 26% and 25% respectivety)	47,576	31,441	24,724
Tax effects of:
Difference between the measurement basis of
income for tax purposes and the measurement
basis of income for book purposes,net	(6,115)	(5,651)	(7,344)
Expenses not deductible for tax purposes,net	9,241	5,001	5,155
Utilization of previously unrecognized tax losses	(1,420)	(762)	(482)
Tax losses for which no deferred income tax asset
was recognized	8,031	9,669	5,517
Tax benefit recorded for the first time on carry
forward capital losses (gains)	-	(2,976)	-
Decrease in taxes resulting from computation of
deferred taxes at a rate which is different from
the theoretical rate	(2,083)	(1,177)	(1,847)
Non-taxable financial (income) expenses*	(8,746)	3,030	7,689
Capital losses (gains) for which no deferred tax was
recognized	(2,808)	(74)	1,524
Change in future tax rate	-	(14,189)	-
Adjustment in respect of prior years	130	(1,188)	1,351
Tax charge	43,806	23,124	36,287

* mainly resulting from changes in value of conversion component in convertible debentures.

NOTE 29 – EARNINGS PER SHARE:

a.	Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year, (see note 15).

	2008	2009	2010
Profit attributable to equity holders of the Company (NIS in thousands)	104,586	77,163	47,839
Weighted average number of ordinary shares in issue	43,372,819	43,558,614	49,589,822

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 29 – EARNINGS PER SHARE: (continued):

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

	2008	2009	2010
	NIS in thousands
Profit attributable to equity holders of the Company	104,586	77,163	47,839
Gain from conversion feature and Interest expense on convertible debt (net of tax)	(31,527)	-	-
Effect of options in subsidiary	-	-	(108)
Profit used to determine diluted earnings per share	73,059	77,163	47,731

	Number of shares
Weighted average number of ordinary shares in issue adjustments for:	43,372,819	43,558,614	49,589,822
Assumed conversion of convertible debt	1,664,873	-	-
Assumed exercise of options	-	-	224,358
Weighted average number of ordinary shares for diluted earnings per share	45,037,692	43,558,614	49,814,180
Options which were not included in the computation diluted earnings per share due to anti dilutive effect	4,869,000	4,490,332	342,000
Convertible debentures which were not included in the computation of diluted earnings per share due to anti dilutive effect	-	13,268,880	2,000,694

In addition there are convertible debentures in Company's subsidiary BSRE that had no dilutive effect on the Company's earnings per share.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 30 – CONTINGENCIES:

Contingencies related to Mega Retail

a.
In December 2010, a claim and a request to recognize it as a class action was filed against the Company and Mega Retail Ltd. ("Mega") relating to the sale of different cheese and butter products in the supermarkets operated by Mega. According to the claimant, the Company sells surrogate cheese and butter products as if they were real cheese and milk products, and in that way misleads the customers. The claimant quantifies his damage at approximately NIS 700 and estimates the damage to the group of claimants for the purpose of the claim at NIS 456 million.

In the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%; Accordingly, the Company did not make any provision for this claim in its financial statements.

b.
In May 2011, the Company's subsidiary (51%) Eden Briut Teva Market Ltd. ("Eden") was served with a claim and a request to recognize it as a class action in which Eden is sued together with a cheese supplier regarding the sale of certain cheese products.

The plaintiff claims that Eden sells in its supermarkets certain cheese substitute products while presenting them as cheese products, and that the customers are misled by Eden's alleged representations regarding such products. The plaintiff filed for the Claim to be approved as a class action representing all customers who bought such products in the seven years prior to the filing of the claim. The plaintiff's personal claim is estimated by her at approx. NIS 200, and if the Claim is approved as a class action, the approximate claim is estimated by the plaintiff at approx. NIS 84 million. The Company is currently reviewing the Claim and denying all above allegations. However, at this time, given this matter is preliminary in nature, our financial statements currently do not provide for any amount. We will continue to assess this matter as the request for the class action develops.

c.
In August, 2010 the Company and subsidiaries were served with a claim in which it is being sued by a former supplier of fruits and vegetables claiming that the company breached the agreements between the parties regarding the supply of fruits and vegetables, a breach that allegedly resulted in damages assessed by the plaintiff at approximately NIS 178 million. As mentioned in the claim, due to court fees, it was filed for the sum of NIS 100 million.

The Company denies all above allegations. The Company believes it acted according to all binding agreements and is not liable to any damages claimed. The Company further denies that any damages were at all caused to the plaintiff. However, at this time, given this matter is preliminary in nature, our financial statements currently do not provide for any amount. We will continue to assess this matter as the claim develops.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 30 – CONTINGENCIES (continued):

d.
In July 2010 a claim was filed against Mega Retail Ltd. including a request for it to be approved as a class action, alleging that the Company is misleading the customer when it sells certain products in closed packaging, for an amount per item rather than by weight, even though there are differences in weight between the packages, and without an indication of the weight of each package.

The plaintiff's personal claim is estimated by him at NIS 14, and if the claim is certified as a class action, the approximate claim is estimated by the plaintiff at NIS 6 million.
In the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%; Accordingly, the Company did not make any provision for this claim in its financial statements.

As part of the ordinary course of business the Company receives claims relating to its activities. In the opinion of management, based on the opinion of the legal advisers handling the claims and in light of the relevant circumstances, the provisions included in the financial statements are sufficient to cover the potential liabilities and none of claims, individually or in the aggregate, will have a material negative effect on the Company's activities, its financial condition or its results.

Contingencies related to the YOU customer club ("YOU")1

a.
On February 9, 2011, a claim was filed against Mega, together with a request to recognize the claim as a class action, relating to the omission to grant discounts on certain products, which only applied to members of the YOU customer club, in contravention with the promotion price which was shown on the signage next to those products. If the claim were to be accepted as a class action the claim was assessed by the claimant at NIS 2.5 million.

In the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%; Accordingly, the Company did not make any provision for this claim in its financial statements.

b.
In December 2010, a claim and a request to recognize it as a class action was filed against the YOU, claiming that discounts for filling the car with petrol at Dor Alon petrol stations, which the club supposedly promised were not given. If the claim were to be accepted as a class action, the claimant assesses his claim at NIS 894 million. In the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%; Accordingly, the Company did not make any provision for this claim in its financial statements.

c.
In November 2010, a claim and a request to recognize it as a class action was filed against YOU, claiming that discounts for filling the car with diesel at Dor Alon petrol stations, which the club supposedly promised as well as wrongly advertised were not given in reality. If the claim were to be accepted as a class action, the claimant assesses his claim at NIS 54 million. In the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%; Accordingly, the Company did not make any provision for this claim in its financial statements.

d.
In August 2010, the Company was served with a claim and a request for approval as a class action, in which it is being sued, together with YOU, regarding the alleged omission of a way to notify the request not to receive commercial cellular messages (SMS) as required by law, and the failure to remove the plaintiff from a distribution list of SMS numbers of "YOU" card holders.  The plaintiff's personal claim is estimated by him at NIS 1,250, and if the claim is certified as a class action, the approximate claim is estimated by the plaintiff at NIS 390 million. The Company is currently reviewing the claim and denying all above allegations, however, at this time, given this matter is preliminary in nature, our financial statements currently do not provide for any amount. We will continue to assess this matter as the request for the class action develops.

1  75% held by Blue Square and 25% held by Dor Alon.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 30 – CONTINGENCIES (continued):

e.
In March 2010, Mega, YOU and Dor Alon were served with a claim and a request for its approval as a class action regarding the grant of discounts to YOU card holders in certain stores of the "Alonit" chain.

The Claim requests that the customer loyalty plan will return discount sums that according to the Claim should have been granted to YOU card holders who purchased in certain Alonit stores and did not receive a discount, or received a discount of 5% instead of allegedly claimed discount of 10%
The plaintiff's personal claim is estimated by him at approximately NIS 130 and if the Claim is approved as a class action, the approximate claim is estimated by the plaintiff at an amount of at least NIS 49.4 million. In addition, the plaintiff requests a declaratory relief according to which the customers club must grant a 10% discount in all Alonit chain stores. The parties have reached an agreement which has not yet received the approval of the Court.
In the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%; Accordingly, the Company did not make any provision for this claim in its financial statements.

f.
In February 2010, a claim and a request to certify the claim as a class action was filed against the Company, regarding the grant of discounts to YOU card holders. The claim alleged that during a period of time unknown to the plaintiff, the Company held a special sale in which customers of Mega that are members of the YOU club loyalty plan will receive an additional discount of 10% on the sale price of certain products, and such discount was not granted fully as advertised. The plaintiff's personal claim is estimated at NIS 3.10, and if the claim is certified as a class action, the approximate claim is estimated by the plaintiff at NIS 2 million at least.

The Company and the claimant came to a settlement according to which the Company will pay an immaterial amount to the claimant. The settlement is subject to court approval.

Restricted practices

From April 2000 to May 2003, the Israeli Antitrust Authority conducted an investigation into alleged restrictive trade arrangements between major supermarkets chains in Israel and dominant suppliers. During the investigation, an inquiry was conducted in the Company's offices and a former CEO and other senior officers were questioned. On January 5, 2005, the Commissioner of the Israeli Antitrust Authority issued his position regarding “commercial restrictive practices between the dominant food suppliers and the major supermarket retail chains”. According to the Commissioner’s position, some of these practices were found to be restrictive trade agreements under the antitrust laws. The Commissioner prohibited these practices unless approved by the Restrictive Trade Practices Court or exempted by the Commissioner himself. Among the practices that were found to be restrictive according to the Commissioner were the following: arrangements with suppliers that determine the suppliers of the retail chains, their identity and their number; arrangements for the management of product categories in conjunction with suppliers; arrangements regarding the retail selling price; arrangements for determining market share of a particular supplier’s products and arrangements for determining prices made by suppliers to competing chains; arrangements with regard to the use of suppliers’ manpower to stock merchandise on the shelves of the chain stores. Limits were imposed with regard to display areas, on financial benefits to the chains and on special offers to chains for meeting certain sale targets. After the publication of the position paper, the Commissioner stated his position that these directives constitute a position paper, which is “intended to provide guidance concerning the normative status of various practices in the food retail industry as perceived by the Antitrust Authority”. The Commissioner indicated that this document does not have normative status. The Company has been applying most of these directives among others, by adopting an internal compliance program. Presently the Company has no knowledge of how, if at all, its business would be affected should the Commissioner take any action against it, with respect to those issues under dispute, which in the Company's opinion and its legal advisers do not contravene the law. In August 2006, the Restrictive Trade Practices Court approved a consent decree reached between the Commissioner and certain food suppliers.  The consent decree is directed at the food suppliers listed therein and stipulates various prohibitions, conditions and restrictions that apply to these suppliers with regard to certain practices. The consent decree addresses the following arrangements: Reduction in discounts and rebates in exchange for meeting sales targets, setting market share, exclusivity in sales, price dictation by supplier, and shelve arrangements.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 30 – CONTINGENCIES (continued):

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

Tax and local authorities:

A request for municipal taxes, including an increase of annual taxes, for approximately NIS 3.2 million and a retroactive request for NIS 12 million together with linkage and interest differences were issued relating to the logistics center in Rishon le Zion owned by Mega. According to the Company's management, based on legal advisers, the chance that the above request will be accepted are below 50% and therefore no provision was included in the financial statements for this matter.

In July 2005, the Income Tax Authorities issued a notice of a deduction assessment for the years 2001- 2004 to the Company. The amount claimed under these assessments totaled NIS 34 million, and primarily relates to certain benefits granted to employees in the Company’s stores. In November 2005, several senior employees were questioned under warning, with respect to these benefits. Following these assessments and after the rejection of the Company's position on the matter, the Income Tax Authorities issued deduction assessment orders for the years 2001- 2004 in the amount of approximately NIS 44 million to the Company. The Company filed appeals with the District Court contesting these assessment orders which are still pending.  In the opinion of the Company and its advisors, the provisions included in the Company financial statements are sufficient to cover the potential liabilities.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 30 – CONTINGENCIES (continued):

In July 2007, the Israeli Tax Authorities issued Value Added Tax assessments for the years 2001- 2006 in the amount of approximately NIS 22 million in connection with the foregoing deduction assessments as specified in item (4) below to the Company. The Israeli Tax Authorities did not accept most of the Company's assertions, although they agreed to deduct the total amount to NIS 16.3 million. The Company filed an appeal with the District Court on February 2009, which as of the filing of this Annual Report is still pending. In the opinion of the Company and its advisors, the provisions included in the Company financial statements are sufficient to cover the potential liabilities.

Contingencies related to Dor Alon

a.
A class action was lodged against a subsidiary and other fuel companies in December 2007. The total amount of the claim is NIS 132 million (the subsidiary's share in this amount is NIS 8.8 million). The claimant asserts that the defendants charged each customer NIS 2 for fueling on Saturdays and on holidays.

Based on the opinion of its legal advisers, the subsidiary's management believes that the chances of the claimant would prevail in the claim are lower than 50% and therefore did not include a provision in its accounts for this matter.

b.
In October 2009, Dor Alon received a statement of claim and an application for approval of the claim as a class action; the claim was lodged against Dor Alon and other fuel companies. The claimant claims payment of damages of NIS 124 million (Dor Alon's share in the said claim amount as per the statement of claim is NIS 21.9 million).

According to the claimant, the defendants overcharged him for fuel when filling up his car. According to the claimant, after passing his debit card but before starting to fill up, the payment meter started operating without the provision of fuel. The overcharge has allegedly amounted at times to several Agorot and at times to several NIS.
In the opinion of Dor Alon, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%; Accordingly, Dor Alon did not make any provision for this claim in its financial statements.

c.
In December 2010 a claim and an application for approval of the claim as a class action was filed with the District Court in Tel Aviv against Dor Alon, a subsidiary of Dor Alon and the three largest fuel companies in the total amount of approximately NIS 200 million. The claim was filed arguing that liquid oil in the pipes and petrol tanks caused the contamination of ground water. According to the claimants the fuel companies did not adhere to the guidelines of the Environment Ministry and did not check the fueling installations were waterproof. In the opinion of Dor Alon, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%; Accordingly, Dor Alon did not make any provision for this claim in its financial statements.

d.
In December 2010 a claim and an application for approval of the claim as a class action was filed with the District Court in Tel Aviv against Dor Alon, and other fuel companies in the total amount of approximately NIS 197 million. The issue in the claim is differences in temperature of the petrol between the moment it is acquired by the fuel companies and the moment it is sold to the customers, in a way that misstates the amount of energy sold to the customers and this way, according to the claimant, the fuel companies profit millions of NIS per annum. Dor Alon has not yet filed its defense. In the opinion of Dor Alon, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%; Accordingly, Dor Alon did not make any provision for this claim in its financial statements.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 30 – CONTINGENCIES (continued):

e.
An administrative petition has been filed against the Tel Aviv municipality (and against a subsidiary of Dor Alon and others being nominal parties). The purpose of this petition is to oblige the Tel Aviv municipality to enforce the by-laws on the business of the subsidiary operating during the night, on Saturdays and holidays in Tel Aviv. The subsidiary of Dor Alon filed a response in which it presented its preliminary claims asserting that the petition should be rejected immediately. The sides have presented their final arguments but no decision has been reached. In the opinion of Dor Alon's management, based on the opinion of its legal advisers, the chances that the claimants would prevail in the petition are lower than 50%.

f.
Several bills of indictment and verdicts are pending against Dor Alon and its subsidiaries for operating filling stations or convenience stores without a business license and non-compliance with permits. In addition, closing orders have been issued regarding public filling stations and  convenience stores that operated without a business license. The closing orders are pending and Dor Alon is making efforts to get the required business licenses. bills of indictment have been filed against a subsidiary for operating convenience stores without a business license. In the opinion of Dor Alon, the closure of one or more of the filling stations and / or convenience stores that were issued closure orders would not have a material effect on Dor Alon's results of operations.

g.
In December 2010 an indictment was issued in the local court in Tel Aviv against Dor Alon, a subsidiary of Dor Alon, two officers of Dor Alon and an employee a claim by the Environment Ministry claiming they did not perform checks of the leakage of fuel tanks and pipes in a number of Dor Alon's fueling stations and claiming that they did not pass the results of their waterproofness checks to the person in charge of the prevention of water contamination by fuels in the Environment Ministry (as described above), claiming omission of reporting of an oil leak, non-treatment of a facility that was not waterproof and the non-installation of a piezometer, in accordance with 1959 Water Law and the 1977 (prevention of water contamination regulations)(fueling stations) Regulations. The relevant period for performing the waterproofing checks in the statement of claim was between 2000 and 2004. In accordance with Dor Alon's management, based on the opinion of its legal advisers, the chances that the claim will be allowed are less than 50% and therefore Dor Alon did not make a provision in its financial statements.

h.
Dor Alon received claims for additional retroactive municipality taxes for four of its fueling stations by the Hof Hasharon district Council ("the Council"). For one of the stations, the claim was significantly reduced as a result of an agreement reached between Dor Alon and the Council. The other claims amount to approximately NIS 17 million. Dor Alon appealed the Council's Municipal Tax claims. In accordance with Dor Alon's management, based on the opinion of its legal advisers, the chances that the claim will be allowed are less than 50% and therefore Dor Alon did not make a provision in its financial statements.

i.
On December 3, 2003 a claim was filed in the amount of NIS 450 against the gas companies (including a subsidiary of Dor Alon) alleging that the defendants were parties to a cartel, which they entered into beginning in 1994 (and even prior thereto) and up to 2003, in the course of which the Restrictive Practices Authority gave notice of a recommendation to file charges against the gas companies and their managers in connection with the existence of a cartel, as stated. The plaintiff contends that by means of the alleged cartel the gas companies collected unfair and unreasonable prices. A request for certification of the claim as a class action pursuant to the Restrictive Practices Law, the Consumer Protection Law and Rule 29 of the Rules of Civic Procedure (1984), was filed together with the claim. The amount of the class action was set by the requesting party at an amount of at least NIS 1 billion, along with punitive damages. The subsidiary of Dor Alon has submitted its response to the request for certification of the claim as a class action. The parties twice reached a compromise agreement that was submitted to Court's approval.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 30 – CONTINGENCIES (continued):

However, the Court rejected the two compromise agreements and therefore the legal procedures continue. In any case, in the opinion of Dor Alon's management, based on the opinion of its legal advisers, the chances that the claim would be allowed by the Court are lower than 50%; therefore no provision has been included in Dor Alon's financial statements for this matter.

j.
A class action was lodged on March 22, 2009 against a subsidiary of Dor Alon and other gas companies; the amount of the claim is NIS 821 million (Dor Alon's subsidiary's share in the said amount is NIS 32 million). In the statement of claim it is asserted that when the defendants replace a gas container to the consumer the container still contains a certain volume of gas, which is later used by the defendants. According to the claimants, the defendants fully charge the claimants for the gas in the container but the consumers do not use all of the gas they pay for, since some of the gas is taken back by the defendants. Dor Alon filed a statement of defense and an application for striking it out in limine. Dor Alon's management estimates, based on the opinion of its legal advisers, that the chances that the claim would be allowed are lower than 50%; therefore Dor Alon did not include a provision for this claim in its financial statements.

k.
On July 21, 2010, a statement of claim against a subsidiary of Dor Alon, and a request to approve the claim as a class action were received in Dor Alon's offices; the amount claimed is NIS 100 million. According to the statement of claim, under Section 8(8) of the Prices Stabilization in Commodities and Services Order (Temporary Provision) Maximal Prices of Oil Products), 1996, the amount specified in the gas bill paid through the bank also includes the bank's commission in respect of the payment of the bill. The plaintiff claims that she paid her gas bills through the bank and thereby was charged for the bank commission for such payments. The plaintiff notified that she intends to submit a request to strike off the claim as the issue was discussed in court and decided upon. In the opinion of the Company's legal advisers, based on a legal precedent in this matter and on the notice of the claimant, the chances that the claim will be accepted are below 50% and therefore the financial statements currently do not provide for any amount.

l.
On November 3, 2010 a claim and a request to approve the claim as a class action was issued against a subsidiary of Dor Alon and other gas companies (the share of Dor Alon's subsidiary was estimated at NIS 4 million). The issue in the claim is the alleged cooperation between the gas companies and apartment builders which requires tenants to enter into contracts with a certain gas supplier in a way the tenant allegedly overpays the gas company. The subsidiary of Dor Alon is currently learning the claim and is preparing its defense. In Dor Alon's opinion, based on the opinion of its legal advisers, the chances that the claim will be accepted are below 50% and therefore Dor Alon did not include a provision in its financial statements.

m.
On June 27, 2010, a statement of claim and a request to approve the claim as a class action and as a derivative claim was lodged against Dor Alon, members of the Board of Directors of Dor Alon and Alon. The claim was lodged by holders of Series A debentures of Dor Alon that wish to represent the holders of Series A Dor Alon debentures as of February 7, 2010, who did not convert the debentures into Dor Alon shares. In their claim, the plaintiffs claim that the distribution (on February 9, 2010) of the shares of Alon Natural Gas Exploration Ltd. to Dor Alon's shareholders was an unlawful distribution. The plaintiffs also claim that Dor Alon should have adjusted the Series A debentures' conversion rate following the distribution of shares as above. The plaintiffs request that the Court would oblige Alon and the members of Dor Alon's Board of Directors to return to Dor Alon the shares that were distributed as above; alternatively, the plaintiffs request that Dor Alon will be required to adjust the conversion rate of the debentures to the "Ex rate" subsequent to the distribution; alternatively, the plaintiffs seek damages for non-adjustment of the conversion rate. The matter is at the stage of the provision of evidence by the parties. The chance of the claim to be approved is lower than 50%; therefore Dor Alon didn't make a provision for the claim in its financial statements.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 30 – CONTINGENCIES (continued):

n.
In April 2011 Dor Alon received a claim and a request to approve the claim as a class action, against a subsidiary of Dor Alon, in the total amount of NIS 30 million.  The claim alleges that in accordance with the Consumer Protection  Regulations (Price Per Measurement Unit), 2008, Dor Alon subsidiary is obligated to mark  the price per measurement unit in its AM:PM stores, in addition to the price of the product. According to the claimant, the  lack of such marking does not enable examining the attractiveness of products which are sold  in packages of different sizes or volumes.

The Company has not yet filed a statement of defence.
In Dor Alon's opinion, based on the opinion of its legal advisers, the chances that the claim will be accepted are below 50% and therefore Dor Alon did not include a provision in its financial statements.

o.
In March 2011 a claim and an application for approval of the claim as a class action was filed against Dor Alon and other fuel companies. The issue in the claim is differences between the temperature of the LPG and the energy it provides as a result of burning. Based on information received from Dor Alon's management, the Company believes that the chances that the claim will be certified as a class action are less than 50% and therefore Dor Alon did not include a provision in its financial statements.

p.
As part of the ordinary course of business Dor Alon receives claims relating to its activities. In the opinion of management, based on the opinion of the legal advisers handling the claims and in light of the relevant circumstances, the provisions included in the financial statements are sufficient to cover the potential liabilities and none of claims, individually or in the aggregate, will have a material negative effect on the Company's activities, its financial condition or its results.

Contingencies related to Bee Group

In May 2011, a claim and a request to recognize the claim as a class action was filed against the Company regarding special sales held at "Kfar Hasha'ashuim" brand toy stores operated by the company's subsidiary (100%) of Bee Group Retail Ltd.
According to the claimant, the toy stores misled their customers by not presenting the prices charged for products prior to the special sales, as required by law, in addition to the special sales prices.
The claimant estimates the damage to the group of claimants for the purposes of the Claim at NIS 30 million.
Based on the opinion of legal counsel, management of the Company believes that the chances of the claim are remote.

Business licenses

The operation of the Company’s supermarkets in Israel requires permits from several authorities including the Health and Environment ministries and the Police and Fire Departments. Some of these permits are currently in the name of the Co-Op Blue Square Services Society, or the Co-Op, our former controlling shareholder, and entities other than the Company, and have not yet been transferred or re-issued to the Company. In addition, as a result of the reorganization of the Supermarket and Real Estate operations conducted by the Company, such permits are to be transferred to the name of the wholly owned subsidiary, Mega Retail Ltd., which operates all of the Company's Supermarket activity. Furthermore, as a result of the hostilities between Israel and the Palestinians, the relevant authorities, including for example the police, have required the Company to adopt various security measures. These security requirements prescribe extensive investment in safety equipment, the retaining of security personnel and may lengthen the time taken to obtain permits from the municipal authorities. In the event that the Company is unable to obtain or maintain the required permits, it may be required to close the affected stores or take other action. However, the Company does not anticipate that not obtaining the necessary permits will have a material adverse effect on its business.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 30 – CONTINGENCIES (continued):

As of December 31, 2010, some of the Company's supermarket stores and our Eden Teva Briut stores have no valid business permits/license.

From time to time the Company and some of its directors and managers are indicted in connection with business licenses and planning and building regarding of the Company's stores. As of the date of this Report, there are provisional closure orders pending against some of the Company's stores. The Company is working towards obtaining the required permits and at the same time delaying the effectiveness of the provisional orders until such required permits are obtained. Management estimates that these matters will not have a material adverse effect on the Company's operations.

Claims that have been closed during the period

a.
In December 2009 the Company was served with a claim and a request for approval as a class action regarding alleged misrepresentations as to the contents of Fruit spreads sold by the Company under its private label 'Mega". The plaintiff's personal claim was estimated at NIS 52 and if the claim is approved as a class action, the plaintiff estimates the claim at least at NIS 8.4 million. On April 28, 2010 the claim was withdrawn, after an agreement was signed between the Company and the plaintiff.

b.
In August 2010 a claim was filed against the Company, including a request for it to be approved as a class action, alleging that the Company does not deduct the weight of the package in which it sells fresh meat. The plaintiff's personal claim is estimated by him at NIS 873, and if the claim is certified as a class action, the approximate claim is estimated by the plaintiff at NIS 437 million. In March 2011 the request to certify the claim as a class action was struck off and the personal claim was rejected.

c.
Certain shareholders of Dr Baby (a subsidiary of BEE) and its former general manager, are disputing the issuance of additional 5,000 shares of the Company in consideration for NIS 19.5 million, which resulted in the dilution of their holdings and the dismissal of the former general manager. As a result of the above share issue, BEE's holding in Doctor Baby increased by 48.1% to 98.08%. Doctor Baby's shareholders and its former general manager request the annulment of the issuance, or alternatively, that the Company will pay them a compensation in the amount of NIS 15 million. The issue is in the process of hearing before an arbitrator. In January 2011 the arbitrator issued his opinion to reject the claim in its entirety.

d.
On September 14, 2009 the Company was served with a claim and a request for approval as a class action (the "Claim"), in which the Company is being sued regarding the sale of cosmetics and perfume products without marking the expiry date or the period of allowed use after its opening, as is allegedly obligatory according to the 15 amendment of the Pharmacists directive [new edition] 1981 which came into effect on July 1, 2009. The plaintiff's personal claim is estimated by him at approximately NIS 175 and if the Claim is approved as a class action, the approximate claim is estimated by the plaintiff at least at NIS 13 million. In addition, the plaintiff requests that the court will issue an injunction forbidding the company from selling such products without the marked expiry date or the maximum allowed period for use after opening. The Company and the plaintiff came to a compromise agreement according to which the Company will pay the plaintiff an amount that is immaterial to the Company. The compromise agreement was approved by the Court, although the court reduced the sums that were agreed upon as lawyer's fees and plaintiff's compensation. In March 2011, the plaintiff filed an appeal to the Supreme Court with regard to said reduction of lawyer's fees and plaintiff's compensation.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 30 – CONTINGENCIES (continued):

e.
In November 2010 a claim including a request to recognize it as a class action was filed against the Company, claiming that the Company did not grant discounts as part of the YOU promotion for customers paying with the "Rav Card" or "Praxel" cards and / or the impossibility of paying with a Praxel card in the loyalty club promotion. If the claim were to be accepted as a class action the claim amount would be estimated by the claimant at NIS 7 million.
In June 2011, further to the crediting by the Company of customers that did not receive discounts, the court accepted the plaintiff’s request to withdraw the claim, and approved settlement sums agreed upon between the parties, in an amount immaterial to the Company, as lawyer’s fees and compensation to the plaintiff, to be paid to the plaintiff by the Company.

NOTE 31 – COMMITMENTS:

a.
On December 26, 2006, all conditions precedent for the completion of the agreement between Blue Square and Dor Alon (a subsidiary of the Company since October 3, 2010, see also note 5), the first party, and Cal - Israel Credit Cards Ltd. (hereinafter - CAL) and Diners Club Israel Ltd (hereinafter - Diners Israel), a subsidiary of CAL, the second party, were satisfied.

According to the said agreement, the Company and Dor Alon jointly purchased from CAL 49% of the Issued share capital of Diners Israel in consideration for a total amount of approximately NIS 21.3 million (hereinafter - the Consideration). The holdings of Blue Square and Dor Alon in the issued share capital of Diners are as follows: The Company - 36.75% and Dor Alon - 12.25%. The consideration was financed through a non recourse loan provided by CAL to Blue Square and Dor Alon. The loan is for a period of 8 years, and it is linked to the CPI and bears interest at an annual rate of 6%. The loan is due to be repaid in a single payment at the end of the period. The loan and interest are secured only by the shares of Diners Israel. Both parties can cancel the agreement if, at the end of a period of 4 years and/or 6 years, the number of credit cards will not exceed a pre-agreed quantity, as set in the agreement, or if the loyalty plan ceases to function or the customer club agreement (referred to in b below) is terminated.

Furthermore, the Company is entitled to receive income arising from the activity of the loyalty program, in proportion to its holdings in the shares of Diners Israel.  The entitlement of the Company to participate in the income from the activity of Diners Israel, which is not part of the loyalty program’s activity, is contingent upon meeting some milestones at defined times as specified in the agreement.  As of the date of this report, the entitlement has not yet been established, and hence, the Company has not presented its share in the investment in Diners Israel, and no liability was recorded in respect of the said loan. The Company will be entitled, under certain conditions and during a pre-defined period, to purchase the right to participate in the income of Diners Israel, against a one-time payment.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 31 – COMMITMENTS (continued):

On May 25, 2011, the agreement was amended.

Under the agreement with CAL, Blue Square and Dor Alon were entitled to share with CAL the net income of Diners Israel in connection with the activities of the credit cards bearing the “You” name based on the respective ownership interests in Diners Israel. In addition, Blue Square and Dor Alon signed an agreement with CAL pursuant to which Loyalty Plan members are to be issued Mastercard “You” credit cards that will be treated the same as the Diners “You” credit cards for the purpose of Blue Square’s agreement with Dor Alon. On May 25, 2011, management agreed to an amendment to the agreement of principles between CAL, Diners Israel, Alon Holdings, Dor Alon, and the Alon Holding-Dor Alon Joint Loyalty Plan Partnership, pursuant to which Alon Holdings and Dor Alon would have the right to 49% of the profits of Diners Israel Ltd., both related to the “You” bearing credit cards, and to all other credit cards issued by Diners, effective as of January 1st, 2011 (with the exception of certain activities the profits of which will be allocated to the parties per their respective holdings from July 1st, 2011). Alon Holdings and Dor Alon will repay the non-recourse loan granted to them by CAL for the purchase of the shares in the amount of NIS 34.3 million. Additionally, the amendment sets the terms as to the business relationship between the parties and extends the agreement until December 31, 2015, following which the agreement will be extended for an additional three years based on the terms and conditions set in the amendment to the agreement. The amendment also sets a calculation method for the purchasing the 49% of Diners owned by Blue Square and by Dor Alon, should the agreement between Diners and the Loyalty club not be extended. As of the date of this Annual Report, the amendment has been approved by the parties’ respective boards of directors.

b.
Operating lease commitments - the Company leases various retail outlets, offices and warehouses under non-cancellable operating lease agreements. The lease terms are between five and 10 years, and the majority of lease agreements are renewable at the end of the lease period at market rates. The Company leases cars under cancellable operating lease agreements.

The Company is required to give up to two months notice for the termination of these agreements. Future minimum payments under non-cancelable operating leases for the years subsequent to the statement of position dates are as follows:
	December 31
	2009	2010
	NIS in thousands
First year	214,530	320,281
Second year	201,450	307,505
Third year	188,394	265,289
Fourth year	149,649	222,173
Fifth year	113,184	192,417
Sixth year and thereafter	308,778	797,571
	1,175,985	2,105,236

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 31 – COMMITMENTS (continued):

c.	Capital commitments

Capital expenditure contracted for at the statement of financial position date but not yet incurred is as follows:

	December 31,
	2009	2010
	NIS in thousands
Property and equipment	38,557	36,043
Investment property	-	35,011
Inventory	17,200	1,376

d. Kibbutz Eyal

Further to the contingent transaction signed in 2007 with Kibbutz Eyal, the Israel Land Administration gave its approval to grant 41 dunams to a joint venture of Kibbutz Eyal and BSRE against the payment of prepaid lease fees of NIS 12.1 million. In February, after the conditions of the transaction had been fulfilled, the transaction was completed and the parties signed a protocol of operation, according to which, among other things, BSRE will receive 50% of the authorized and issued share capital of the joint venture in consideration for the transfer of the rights in the real estate . BSRE granted the entity shareholders loans in the amount of NIS 1.3 million and NIS 7.0 million in consideration for the issue of a series of capital bonds granted for a period of five years. At the date of these financial statements the joint venture started preparations to apply for building permits.

In May 2011 the joint venture entered into a rental agreement with Mega Retail. The rental agreement is subject to approvals of the relevant corporate bodies including the approval of the general meeting of BSRE.

e.           Wholesale market

For commitments relating to the Wholesale market project, see also note 9a.

f.           Agreement with the Palestinian Authority for the supply fuel products

In August 1994, Dor Alon entered into an agreement with the Palestinian Authority for the supply of all types of refined fuel products (including the marketing of LPG for a subsidiary) for the purposes of use in the areas that are and will be under the jurisdiction of the Palestinian Authority during the period of the agreement (hereafter – the Palestinian Territories). Under the agreement Dor Alon was granted the exclusive right to supply refined fuel products from Israel to the Palestinian Authorities in such a manner that Dor Alon is the sole authorized supplier of refined petrol products to the Palestinian Territories. In December 2006, Dor Alon and the Palestinian Authority reached an agreement to renew the above agreement subject to a number of changes. Under the renewed agreement, commencing 2007 Dor Alon supplies distillates and LPG only to the Gaza Strip (instead of the entire territories of the Palestinian Authority). In 2010, approximately 7% of Dor Alon's sales were destined to the Palestinian Authority. Dor Alon also entered into an agreement with a third party (hereafter – the partner), that is entitled to part of the profits, calculated based on an economic calculation, arising from sales to the Palestinian Authority in accordance with the agreement and its conditions. The partner's share, as above, is carried to selling expenses in the financial statements.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 31 – COMMITMENTS (continued):

g.            In July 2002, Dor Alon transferred its offices to a site close to Kibbutz Yakum. The lease agreement was signed for a period up to July 2012 and was extended during 2010 to July 2013 with the option for the extension of one year. The annual rental is NIS 1,992 thousand, linked to the December 2001 CPI.

h.            Dor Alon has agreements with the owners of land for the building and operation of 21 filling stations and three agreements for the building of commercial centers. Dor Alon has undertaken to pay Alon Israel Oil Company Ltd. An amount equal to U.S. $ 250 thousand for each of the above agreements that is exercised. An agreement is considered exercised when the filling station or commercial center has started providing services to the public. As of December 31, 2010, two commercial centers and two filling stations had started operation.

i.             As part of Dor Alon's formal negotiations with the Environment Ministry it suggested a multi-annual plan for identifying and rectifying pollution in filling station sites operated by Dor Alon and which were built after the Water Regulations came into force. Under the plan Dor Alon will perform the above plan over a period of 8 years. The said plan and any activity performed in the framework of this plan are considered to be of a positive nature by the Environment Ministry. Such positive actions may be taken into account when deciding whether to take Dor Alon and its officeholders to Court. In addition, Dor Alon and the Ministry reached an understanding on the installation of a system designed to prevent fuel fumes emissions (stage 2) in the filling stations operated by Dor Alon. As part of the said understandings, Dor Alon would install such systems in sites that are located up to 40 meters from residential properties. According to Dor Alon's management, Dor Alon will install such system in approximately 16 filling stations that it operates. The cost of such an investment amounts to approximately U.S.$ 70 thousand per filling station. Dor Alon expects that its investment in the relevant equipment, in order to implement the provisions of the said Regulations, in each of the next two years will be approximately NIS 6 million. In addition, Dor Alon expects that it will be required to invest further amounts also in future years.

NOTE 32 - LIENS AND GUARANTEES:

LIENS:

a.
A proportionately consolidated Company has registered fixed charges on its land, goodwill, rights to insurance and share capital and a floating charge on rent income from its assets to secure its liabilities to banks. As of December 31, 2010, the Company's liabilities relating to the proportionately consolidated Company amount to approximately NIS 4.3 million.

b.
The BEE Group and some of its subsidiaries (excluding Na'aman and Vardinon) placed unlimited, fixed and floating charges and a first ranking lien on the warehouse and all its assets, property, book debts, rent, goodwill, profits, revenues, rights of ownership and other benefits in favor of banks to secure their liabilities to banks, amounting as of December 31, 2010 to NIS 173.8 million.

In order to secure the liabilities of Na’aman and Vardinon, the companies have undertaken not to pledge any of their assets and/or provide any kind of guarantee to a third party without prior approval of the banks.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 32 - LIENS AND GUARANTEES (continued):

c.
As of December 31, 2010 there are charges on fifteen of properties transferred to BSRE by Mega Retail Ltd. for the purpose of securing the liabilities of the vendors of the above properties acquired by BSRE to third parties (mainly banks). The balance of loans as of December 31, 2010, for which the liens were placed amounted to approximately NIS 237.1 million.

In addition to the above, at the date of approval of these financial statements on five of the assets which were transferred as part of the split off from Alon Holdings in 2006, together with the foundation of BSRE, liens were placed to secure the liabilities to third parties (mainly banks) relating to these properties to Alon Holdings.

Also, charges have been registered on seven further properties from among the properties transferred. In the latter case, however, the Company has received ‘exclusion letters’ (hereinafter - the conditional ‘exclusion letters’) from the holders of the above charges. The Company has advised BSRE, that it has abided by, or will abide by, the terms of the conditional  ‘exclusion letters,’ and that there is no significant impediment to the completion of their transfer to BSRE.

d.
On December 31, 2010 a BSRE subsidiary had a loan in an amount of NIS 74.5 million to finance the establishment of logistic center in Beer Tuvia. A first ranking lien on the property and the accompanying rights was registered in favor of the bank.

e.
As of December 31, 2010 there is a charge on one of the properties transferred from Mega Retail to BSRE for the purpose of securing the liabilities of the vendors of the property acquired by Mega Retail to the third parties. In addition, a charge has been registered on one further property transferred by Mega Retail Ltd. To BSRE in favor of a third party . In the latter case, however, Mega Retail has received "exclusion letter" from the holders of the above property.

f.
In order to secure the liabilities of Dor Alon and its subsidiaries to banks, the balance of which as of December 31, 2010 amounted to NIS 733 million, Dor Alon and its subsidiaries floating charges on all their assets, share capital and goodwill, excluding relating to the domestic sales of LPG. Some of the unlimited charges are in accordance with a development contract with the ILA. Liens were also placed on ownership rights in certail real estate assets and rights to receive funds and notes, insurance rights etc. in connection with these real estate assets. To secure the liabilities of other subsidiaries to commercial banks a fixed and a current charge were placed on the current assets, the fixed assets, the goodwill, the insurance rights, the receipts from credit card companies and share capital.

In addition, Dor Alon recorded a first degree pledge on the shares of 14 proportionally consolidated entities and all the accompanying rights, a first degree pledge on rights which were pledged to Dor Alon in connection with commercial centers and fuel services, including insurance rights and the right to receive funds from various debtors and shareholders of the proportionally consolidated entities.

GUARANTEES:

a.
The Company has provided bank guarantees for third parties such as service suppliers, for gift certificates and customers in an aggregate amount of approximately NIS 5.5 million. Furthermore, the Company has provided bank guarantees for its subsidiary, Eden Teva Briut, in an aggregate amount of approximately NIS 120 million.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 32 - LIENS AND GUARANTEES (continued):

b.	BSRE has issued the following guarantees:

i.
A guarantee for the liabilities of the purchasers to the sellers as part of the Wholesale market transaction. In addition, BSRE guaranteed the liabilities of the proportionally consolidated companies discussed in note 9(a)1.

ii.	In an unlimited amount to a bank as part of the credit and loan agreement discussed in note 9(a)1.
iii.	In the amount of NIS 4,140 thousand to the Tel-Aviv municipality and the building contractor for the Giv'on car park.
iv.	In the amount of NIS 9.7 million to the Netanya development organization as part of its liabilities in a development agreement.

c.	Mega Retail provided a bank guarantee to a third party in an amount of approximately NIS 4.9 million.

d.
As of December 31, 2010, Bee Group and some of its investee companies (excluding Na'aman and Vardinon) provided guarantees to each other for the total liabilities to the banks of the group (excluding Na'aman, Sheshet and Vardinon) in an amount of NIS 94.3 million.

e.	Dor Alon provided guarantees in the amount of NIS 147,501 thousand in connection with tenders in which it participates as a bidder and in connected with legal proceedings to which it is a party.

f.	Dor Alon provided a guarantee of NIS 15.5 million to secure its debentures and met the relevant covenants as at December 31, 2010.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 33 – RELATED-PARTY DISCLOSURES

Key management personnel – includes the members of the board of directors and senior managers in the Company and Dor Alon, as well as the CEOs of BEE Group and BSRE.

The principal related parties of the Company are, among others: Alon Retail Ltd., Alon Israel Oil Company Ltd., Alon USA LP, Bielsol Investments (1987) Ltd., collective acquisition entities of kibbutzim in Israel that hold Alon Israel Oil Company Ltd, and other companies, whose interests are controlled by the Company's directors among others.

a.	Transactions with related parties:

The following table provides the total amount of transactions that have been entered into with related parties for the relevant financial year:

	Year ended December 31
	2008	2009	2010
	NIS in thousands

Directors' fees	1,709	1,718	3,070
Legal consulting (5)	2,024	5,051	2,434
Purchases (4)	851,666	840,486	814,583
Commissions (1)	(5,743)	(6,636)	(4,988)
Discounts (2)	924	444	495

1)
In January 2004 the shareholders of Blue Square approved an agreement according to which it provides Dor Alon purchasing and supply services for stores operated by them. In  consideration for these services, the Company is entitled to payment equivalent to the cost of the  services provided with the addition of a margin as stated in the agreement.

2)
On September 13, 2005, the Company’s general shareholders meeting approved a discount arrangement for some of the employees of the companies holding directly or indirectly in the Company’s shares (some of the employees of Alon Group) (hereinafter - “the entitled employees”).

 The discounts to be given to the entitled employees will be identical to those given to the Company’semployees, which during 2010 were: 12% at the Mega In Town stores, 12% at Mega on-line, 12% at the  Mega stores and 6% at the Shefa Shuk stores and Mega Bool stores.

The discounts are limited to purchases in a total amount of NIS 8,500 a month.

3)	The Company sells gift certificates for the par value in the certificate less a discount, according to commercial terms negotiated with the clients during the regular course of business.

4)
Mega Retail purchases goods from Tnuva and Dor Alon. These arrangements are in the ordinary course of our business, and the terms and conditions of these arrangements are at "arm's-length". The Company purchases most of its dairy, fresh produce and poultry products from the Tnuva corporation, which holds a leading position in the domestic dairy and poultry markets. To our knowledge, some ofthe collective acquisition entities of kibbutzim in Israel that hold shares of Alon, our controlling shareholder, hold 21.5% of Tnuva.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 33 – RELATED-PARTY DISCLOSURES (continued):

5)	The Company receives legal services from S. Biran & Co. a related party of the Company.

6)	Employment agreement with Ms. Moran Wiessman

The Chairman of the Board of Directors' daughter, Ms. Moran Wiessman, is employed in BEE Group as a process engineer since January 2009. Moran Wiessman receives a basic gross monthly wage of NIS 12,000, car maintenance (in the amount of NIS 600 gross per month in addition to fuel expenses) and social benefits as acceptable for an employee of her status. The employment agreement was approved by the audit committee, the board of directors and the general meeting of the Company in July 2009. As part of this approval, the approval procedures in the Company necessary for a pay increase or grants to Ms. Wiessman were determined. Ms. Wiessman holds a B.Sc degree in Industry and Management from Ben Gurion University.

7)	Point Wells

During 2010, BSRE acquired an approximately 240-dunam parcel of property in Point-Wells near Seattle, Washington, USA, for U.S. $19.5 million from a subsidiary of Alon USA, a related company, which serves primarily as a plant for storage and distribution of fuel and oils and an agreement to develop the property. BSRE intends to change the zoning of the land from heavy industrial use to urban center zoning. The amount is included in real estate inventories in the statement of financial position. During the year BSRE received rental income of U.S $ 878 thousand (NIS 3.3 million) and capitalized borrowing costs of U.S. $ 680 thousand (NIS 2,413 thousand). The rental agreement is for a period of up to 10 years. In case the Company were to sell the land, the subsidiary of Alon USA may participate in the consideration net of costs as defined in the agreement.

8)	Acquisition of apartment

During the year the Company's chairman acquired an apartment from a proportionally consolidated company for NIS 2,330 thousand.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 33 – RELATED-PARTY DISCLOSURES (continued):

b.	Balances with related parties

Year-end balances arising from sales/purchases of goods/services:

	December 31,
	2008	2009	2010
	NIS in thousands
Trade receivables	56,550	58,479	-
Other receivables	8,104	7,930	33,901
	64,654	66,409	33,901
Trade payables	74,403	70,894	95,561
Other payables	80	233	327
	74,483	71,127	95,888

The receivables from related parties arise mainly from sale transactions and are due two months after the date of the sales. The receivables are unsecured in nature and bear no interest. There are no provisions held against receivables from related parties.

As to a loan of NIS 129,000 thousand from the controlling shareholder – see also note 19.

As to a loan receivable from a related party, see note 14.

c. Dor Alon

1.
In March 2005, Dor Alon and Alon signed a management agreement, whereunder the parent company would render Dor Alon management and consulting services; these services were to be provided by the parent company or by its other subsidiaries. During the period of the agreement, the chairman of the Board of Directors of Dor Alon will be appointed based on the parent company's recommendation.

2.
Dor Alon pays quarterly management fees equal to 3% of Dor Alon's EBITDA (income from ordinary operations with the addition of depreciation and amortization) in accordance with Dor Alon's quarterly, consolidated financial statements, but not exceeding NIS 1,250 thousand per quarter, linked to the CPI of December 2004. The management fees do not include director's fees and such directors (excluding the chairman of the board of directors and the president of the company) would be entitled to receive directors' fees from Dor Alon. This management agreement was in force until December 31, 2010, and on December 30, 2010 the agreement was renewed, with the same terms as stated above, for a further five year period with the agreement of the parties. At the end of the period the agreement will be renewed for further three year periods.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 33 – RELATED-PARTY DISCLOSURES (continued):

3.
In May 2005, Dor Alon and Alon signed an agreement, according to which Dor Alon would be allowed to deposit funds with Alon, from time to time, and at the mutual agreement of the parties, and to receive funds from Alon on On-call terms, linked to the prime interest rate less 1.25%, subject to a maximum of NIS 50 million at any time. The agreement is unlimited and either party is entitled to terminate the agreement by providing a three month written notice.

On January 6, 2011 a new overdraft agreement was signed, for a period of five years, under which the funds provided by Dor Alon to Alon as a loan or by Alon as a loan to Dor Alon, will not exceed NIS 150 million at any time linked to the prime interest rate less 1.25%. Against the deposits, the depositor is entitled to require the recipient party to provide her / or third parties bank guarantees, or letters of credit. Each party is entitled to redeem or require redemption of the balance by giving notice of three banking business days. See also note 3.

4.
As part of the transfer of assets and operations that took place in 2004, Alon undertook to indemnify Dor Alon for expenses Dor Alon may incur relating to the period through the date of transfer of the assets and Dor Alon undertook to indemnify Alon in case lawsuits would be brought against it in respect of expenses relating to the period subsequent to the transfer of assets to Dor Alon. Also, Dor Alon undertook to indemnify Alon in respect of the tax liability to which Alon would be subject if Dor Alon were to breach the provisions of Section 104A of the Income Tax Ordinance regarding the transferred assets. Alon has undertaken to indemnify Dor Alon in respect of any amount Dor Alon would be required to pay in connection with the period during which 21 employees of Alon that were transferred to Dor Alon as part of the transfer of operations were employed by Alon.

Key management compensation

	Year ended December 31
	2008	2009	2010
	NIS in thousands
Salaries and other short-term employee benefits	17,539	20,741	20,971
Post-employment benefits	1,401	1,597	854
Share-based payments	3,977	6,172	3,040
Total	22,917	28,510	24,865

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 34 – SEGMENT INFORMATION:

The Company includes segment information according to IFRS 8. The Company's chief operating decision maker reviews the Company's internal reports in order to evaluate performance and allocate resources. Company's management has set the operating segments based on the internal reports.
The Company presents four reportable segments: Supermarkets, Commercial and fueling sites, Non-food (Retail and Wholesale) and Real estate. Most of the Company's activities are located in Israel.
Selling, general and administrative expenses of Head Quarters operations and financial income and expenses are not included in the results of each of the operating segments.
Additional data provided to the chief operating decision maker apart from the data provided below is measured in a manner that corresponds to the method of measurement used in the financial statements.

The Company's four operating segments consist of the following:

(1)
Supermarkets –The Company operates the second largest food retail chain in Israel. Through its subsidiary,  Mega Retail Ltd. ("Mega Retail"), which operates  Supermarket branches, the Company offers a wide range of food and beverage products and “Non-food” items, such as houseware, toys, small electrical appliances, computers and computer accessories, entertainment and leisure products and textile products and “Near-Food” products, such as health and beauty aids, products for infants, cosmetics and hygiene products. This segment also includes properties owned through BSRE in connection with the supermarket operation of Mega Retail's stores (including warehouses and offices).

(2)
Commercial and fueling sites – Through its subsidiary Dor Alon the Company is engaged in the development, construction and operation of vehicle fueling stations, adjacent commercial centers and independent convenience stores, marketing of fuel products and other products through the fueling stations and convenience stores and direct marketing of distillates to customers. The commercial and fueling sites segment is presented according to the published financial statements of Dor Alon. In the reconciliation to the financial statements the Company reclassified the credit card fees and included the amortization of the excess of cost arising at the time of acquisition.

(3)
Real  Estate – Through its subsidiary BSRE the Company is engaged in generating yield from commercial centers, logistics centers and offices, land for the purpose of capital appreciation and deriving long-term yield as well as in the development of the "Wholesale Market" residency project.

(4)
Non-food (Retail and Wholesale) –Through our subsidiary, BEE Group Retail Ltd. ("BEE Group"), BEE group operates as retailer and wholesaler in the non food segment. As of December 31, 2010, Bee Group operated 281 non- food Retail outlets, mostly through franchisees, with specialties in houseware and home textile, toys, leisure, and infant.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 34 – SEGMENT INFORMATION (continued):

	Supermarkets	Non - food Retail and wholesale	Real estate	Commercial and fueling sites	Adjustments	Total consolidated
	NIS in thousands
Year ended December 31, 2010:
Net segment revenues	6,894,978	438,623	25,162	1,144,981	-	8,503,744
Inter segment revenues	-	43,444	-	8,339	(51,783)	-
Depreciation and amortization	163,020	15,156	-	27,328	1,441	206,945
Operating profit (loss) before other gains
and losses net and changes in fair value
of investment property	241,942	(7,189)	(4,843)	42,936	(9,424)	263,422
Segment profit	232,944	(19,519)	28,073	39,335	(9,424)	271,409
Unallocated corporate expenses						(22,000)
Financial expenses, net						149,995
Share in losses of associated
companies, net						(518)
Income before taxes on income						98,896

Year ended December 31, 2009:
Net segment revenues	6,863,020	464,266	21,790	-	-	7,349,076
Inter segment revenues	-	58,874	-	-	(58,874)	-
Depreciation and amortization	153,347	11,901	-	-	-	165,248
Operating profit (loss) before other gains and losses net and changes in fair value of investment property	211,120	34,321	12,145	-	720	258,306
Segment profit	190,882	23,245	32,920	-	720	247,767
Unallocated corporate expenses						(17,341)
Gain due to decrease in holdings						3,210
Financial expenses, net						112,674
Share in losses of associated
companies, net						(37)
Income before taxes on income						120,925

Year ended December 31, 2008:
Net segment revenues	6,966,839	442,130	20,152	-	-	7,429,121
Inter segment revenues	-	55,393	-	-	(55,393)	-
Depreciation and amortization	143,704	10,178	-	-	-	153,882
Operating profit (loss) before other gains
and losses net and changes in fair value
of investment property	258,168	23,355	7,378	-	2,957	291,858
Segment profit	246,096	23,163	26,445	-	2,957	298,661
Unallocated corporate expenses						(26,606)
Gain due to decrease in holdings						9,781
Financial expenses, net						105,595
Share in losses of associated
companies, net						(33)
Income before taxes on income						176,208

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

NOTE 34 – SEGMENT INFORMATION (continued):

The Company does not regularly report any segment assets and liabilities measure to the chief operating decision maker, see also note 2c.

NOTE 35 – EVENTS SUBSEQUENT TO DECEMBER 31, 2010:

a.
In February 2011 Na'aman published an offer to purchase the balance of the shares (2.6 million shares) of Vardinon it does not already own in consideration for NIS 7.9 million. On March 15, 2011, the acquisition was completed and the Vardinon shares were delisted from the Tel Aviv stock exchange.

b.
On March 13, the subsidiary Alon Cellular, received a license from the Ministry of Communication to operate as a mobile virtual network operator (MVNO). In connection with the Company’s plans to enter the cellular communications market by becoming an MVNO, on March 23, 2011 Alon Cellular signed a memorandum of understanding with Partner Communications Ltd. for launching cellular services in an MVNO model, which will enable Alon Cellular to offer cellular services and become a major player in Israel’s communications market.

c.
On March 10, 2011, a joint venture of Dor Alon and a third party in a memorandum of understanding with Sugat sugar refineries Ltd ("Sugat") to construct a cogeneration facility by the joint venture (on land that will be leased to the joint venture by Sugat) to produce up to 110 Watt.  Through the facility the joint venture will produce steam, electricity and carbon dioxide that will be produced in the facility also to third parties. In addition, the memorandum of understanding set out that the joint venture would connect Sugat's factory to the natural gas network, will convert Sugat's existing energy facility to a dual facility allowing using either crude oil or natural gas, will operate and maintain the existing energy facility for Sugat, all in accordance with the terms and times set out in the memorandum of understanding.

d.	Through June 1, 2011, additional convertible debentures with a par value of NIS 166,668 were converted to 27,399 shares of the Company.

e.
On March 22, 2011, 290,000 options were granted out of the 2008 Option plan. The exercise price is NIS 36.51 per option. In accordance with the 2008 option plan the beneficiary will receive a number of shares that reflects the benefit element in the options. The period of exercise for the options will be six months from the vesting date (two thirds of the options vest after two years of the grant date and one third after three years from the grant date).

f.	See note 31 for the amendment to the Diners agreement after the statement of financial position date.

g.	See note 31 for the amendment to the agreement with Kibbutz Eyal.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

DETAILS OF PRINCIPAL SUBSIDIARIES, PROPORTIONALLY CONSOLIDATED COMPANIES AND ASSOCIATES AT DECEMBER 31, 2010

APPENDIX
Holding Company	Name of Company	Percentage of ownership and control by holding Company as of December 31, 2010

Alon Holdings Blue Square-Israel Ltd.	Mega Retail Ltd.	100%	Subsidiary

	Blue Square Real Estate Ltd.	78.35%	Subsidiary

	BEE Group Ltd.	100%	Subsidiary (see note 5a1c)

	Diners Club Israel Ltd.	36.75%	See note 32(1)

	Dor Alon Energy in Israel (1988) Ltd.	78.38%	Subsidiary
	Alon Cellular Ltd.	70.1%	Subsidiary
Mega Retail Ltd.	Eden Briut Teva Market Ltd.	51%	Subsidiary

	Loyalty plan-partnership "YOU"	75%	Partnership

	Radio Non-Stop Ltd.	33%	Associated Company

Blue Square Real Estate Ltd.	Kenyon Hadar Management Company Ltd.	50%	Proportionately Consolidated

	Hyper Lod Center Ltd.	100%	Subsidiary

	Joint venture Blue Square - Hadar	50%	Proportionately Consolidated

	Logistic Center Bee Square Real Estate Ltd.	100%	Subsidiary

	Center Investments 1108 Ltd.	50%	Proportionately consolidated

	Izdarehet Investments Company Ltd.	50%	Proportionately consolidated

	City Core Tel Aviv Ltd.	50%	See note 9(a)
	City Mall Tel Aviv Ltd.	50%	See note 9(a)
Bee Group Ltd.	Na'aman Porcelain Ltd	66.85%	Subsidiary

	Kfar Hasha'ashuim Marketing Ltd.	100%	Subsidiary
	Doctor baby	98.1%	Subsidiary

Na'aman Porcelain Ltd.	Vardinon Textile Ltd.	88.74%	Subsidiary (see also note 35)

	Sheshet Chain of Stores for Household Utensils Ltd.	100%	Subsidiary
Dor Alon Energy in Israel (1988) Ltd.	Dor Alon Gas Technologies Ltd.	100%	Subsidiary
	Dor Alon retail sites management LTD	100%	Subsidiary
	Alon fuel management and operation networks (1999) Ltd.	100%	Subsidiary
	Loyalty plan-partnership "YOU"	25%	Partnership
	Dor energy holdings (2004) Ltd.	100%	Subsidiary

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ALON HOLDINGS BLUE SQUARE -ISRAEL LTD.

By:	/s/ David Wiessman
	Name:	David Wiessman
	Title:	Executive Chairman of the
Board of Directors and Chief
Operating Decision Maker

By:	/s/ Zeev Vurembrand
	Name:	Zeev Vurembrand
	Title:	Chief Executive Officer

By:	/s/ Dror Moran
	Name:	Dror Moran
	Title:	Vice President and Chief
Financial Officer

Date:  June 30, 2011