Form 20-F/A
period 2010-12-31
Alon Holdings Blue Square - Israel Ltd
filed 2011-07-06
CIK 1016837

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
FORM 20-F/A

(Amendment No. 1)

 (Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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

Yes    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act 1934.

Yes    No  ☒

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
Item 17  [  ] Item 18  [  ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐   No  ☒

EXPLANATORY NOTICE

This Amendment No. 1 (this “Amendment”) amends the annual report on Form 20-F for the year ended December 31, 2010 originally filed with the Securities and Exchange Commission on June 30, 2011 (the “Annual Report”) and is being filed solely to correct (i) a clerical error in the text of the Report of Independent Registered Public Accounting Firm appearing on pages F-2 and F-3 of the Annual Report and (ii) a clerical error in the text of Note 1.a (Information on the activities of Alon Holdings Blue Square – Israel Ltd. and its subsidiaries) of our financial statements appearing on page F-13 of the Annual Report. The audit report and financial statements are hereby replaced in their entirety.

No other changes have been made to the Annual Report.  This Amendment speaks as of the date of the initial filing of the Annual Report. Other than as described above, this Amendment does not, and does not purport to, amend, update or restate any other information or disclosure included in the Annual Report or reflect any events that have occurred after the date of the initial filing of the Annual Report.

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

Haifa, Israel	Kesselman & Kesselman
June 30, 2011	Certified Public Accountants (lsr.)
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
 The Company is controlled by Alon Israel Oil Company Ltd ("Alon"). The address of its registered office is 2 Amal St., Afek Industrial Zone, Rosh Ha’ayin, Israel.  The consolidated financial statements of the Company for the year ended December 31, 2010 were authorized for issue in accordance with a resolution of the directors on June 30, 2011.

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

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Blue Square – Israel Ltd.)

DETAILS OF PRINCIPAL SUBSIDIARIES, PROPORTIONALLY CONSOLIDATED COMPANIES AND ASSOCIATES AT DECEMBER 31, 2010

APPENDIX
Holding Company	Name of Company	Percentage of ownership and control by holding Company as of December 31, 2010

Alon Holdings Blue Square-Israel Ltd.	Mega Retail Ltd.	100%	Subsidiary

	Blue Square Real Estate Ltd.	78.35%	Subsidiary

	BEE Group Ltd.	100%	Subsidiary (see note 5a1c)

	Diners Club Israel Ltd.	36.75%	See note 32(1)

	Dor Alon Energy in Israel (1988) Ltd.	78.38%	Subsidiary
	Alon Cellular Ltd.	70.1%	Subsidiary
Mega Retail Ltd.	Eden Briut Teva Market Ltd.	51%	Subsidiary

	Loyalty plan-partnership "YOU"	75%	Partnership

	Radio Non-Stop Ltd.	33%	Associated Company

Blue Square Real Estate Ltd.	Kenyon Hadar Management Company Ltd.	50%	Proportionately Consolidated

	Hyper Lod Center Ltd.	100%	Subsidiary

	Joint venture Blue Square - Hadar	50%	Proportionately Consolidated

	Logistic Center Bee Square Real Estate Ltd.	100%	Subsidiary

	Center Investments 1108 Ltd.	50%	Proportionately consolidated

	Izdarehet Investments Company Ltd.	50%	Proportionately consolidated

	City Core Tel Aviv Ltd.	50%	See note 9(a)
	City Mall Tel Aviv Ltd.	50%	See note 9(a)
Bee Group Ltd.	Na'aman Porcelain Ltd	66.85%	Subsidiary

	Kfar Hasha'ashuim Marketing Ltd.	100%	Subsidiary
	Doctor baby	98.1%	Subsidiary

Na'aman Porcelain Ltd.	Vardinon Textile Ltd.	88.74%	Subsidiary (see also note 35)

	Sheshet Chain of Stores for Household Utensils Ltd.	100%	Subsidiary
Dor Alon Energy in Israel (1988) Ltd.	Dor Alon Gas Technologies Ltd.	100%	Subsidiary
	Dor Alon retail sites management LTD	100%	Subsidiary
	Alon fuel management and operation networks (1999) Ltd.	100%	Subsidiary
	Loyalty plan-partnership "YOU"	25%	Partnership
	Dor energy holdings (2004) Ltd.	100%	Subsidiary

ITEM 19.                      EXHIBITS

The exhibits filed with or incorporated into this Annual Report are listed in the index of exhibits below.

Exhibit No.	Description

1.1	Memorandum of Association of the Registrant (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-1 (File No. 333-05024)).

1.2	Articles of Association of the Registrant (incorporated by reference to Exhibit 1.2 to Alon Holdings' Annual Report on Form 20-F for the year ended December 31, 2009).

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

Exhibit No.	Description

4.11	Form of Letter of Indemnity adopted in June 2008 (English translation) (incorporated by reference to Exhibit 4.11 to Alon Holdings' Annual Report on Form 20-F for the year ended December 31, 2008).

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

4.30
Transfer Agreement, dated March 31, 2009, between Blue Square Real Estate Ltd. and Blue Square Chain Properties & Investments Ltd., together with Addendum No. 1, dated September 13, 2009 (English translation) (incorporated by reference to Exhibit 4.30 to Alon Holdings' Annual Report on Form 20-F for the year ended December 31, 2009).

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

4.37
Deed of Trust (for Series C to H Debentures) dated May 19, 2009, by and between Blue Square Real Estate Ltd. and Hermetic Trust (1975) Ltd., together with Addendum to Deed of Trust dated October 18, 2009 (English translation) (incorporated by reference to Exhibit 4.37 to Alon Holdings' Annual Report on Form 20-F for the year ended December 31, 2009).

4.38
Deed of Trust (for Series C to G Debentures and Series H to J Debentures) dated February 18, 2010, between Alon Holdings and Hermetic Trust (1975) Ltd., together with First Schedule - Debenture Certificate for Series C to G, First Schedule - Debenture Certificate for Series H to J, and second schedule (English translation) (incorporated by reference to Exhibit 4.38 to Alon Holdings' Annual Report on Form 20-F for the year ended December 31, 2009).

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

Exhibit No.	Description

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

8.1	List of Subsidiaries (incorporated by reference to Exhibit 8.1 to Alon Holdings' Annual Report on Form 20-F for the year ended December 31, 2010).

12.(a).1	Certification by CODM pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

12.(a).2	Certification by CEO pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

12.(a).3	Certification by CFO pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

13.(a).1	Certification of CODM, CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.(a).1	Consent of Independent Registered Public Accounting Firm from Kesselman & Kesselman, certified public accountants (Isr.) dated June 30, 2011.

14.(a).2	Consent of an Expert dated June 26, 2011 (incorporated by reference to Exhibit 14.(a).2 to Alon Holdings' Annual Report on Form 20-F for the year ended December 31, 2010).

14.(a).3	Consent of an Expert dated June 26, 2011 (incorporated by reference to Exhibit 14.(a).3 to Alon Holdings' Annual Report on Form 20-F for the year ended December 31, 2010).

14.(a).4	Consent of an Expert dated June 26, 2011 (incorporated by reference to Exhibit 14.(a).4 to Alon Holdings' Annual Report on Form 20-F for the year ended December 31, 2010).

14.(a).5	Consent of an Expert dated June 26, 2011 (incorporated by reference to Exhibit 14.(a).5 to Alon Holdings' Annual Report on Form 20-F for the year ended December 31, 2010).

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

Date:  July 06, 2011