Form 20-F
period 2011-12-31
Alon Holdings Blue Square - Israel Ltd
filed 2012-04-30
CIK 1016837

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

66,161,860 Ordinary Shares, par value NIS 1.0 per share

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

Yes ☐   No  ☒

INTRODUCTION

Unless otherwise indicated, as used in this Annual Report, (a) the term “Alon Holdings” or the “Company” means Alon Holdings Blue Square - Israel Ltd., (b) the terms “we,” “us” and “our,” mean Alon Holdings and its consolidated subsidiaries, (c) “Mega Retail” means Mega Retail Ltd., (d) “Dor Alon” means Dor Alon Energy In Israel (1988) Ltd., a corporation of which we held approximately 78.38% of the outstanding ordinary shares as of March 31, 2012, and the balance of whose shares are publicly held and traded on the Tel Aviv Stock Exchange, and its subsidiaries (e) "Bee Group" means Bee Group Retail Ltd., a corporation of which we held 100% of the outstanding ordinary shares as of March 31, 2012, and (f) "BSRE" means Blue Square Real Estate Ltd., a corporation of which we held 78.22% of the outstanding shares as of March 31, 2012, and the balance of whose shares are publicly held and traded on the Tel Aviv Stock Exchange, and its subsidiaries.

We operate in four reporting segments. As of December 31, 2011, we were the largest retail company in Israel based on the number of stores. In our Supermarkets segment, we are the second largest food retailer in the State of Israel. In our “Commercial and Fueling Sites” segment, we operate a chain of fueling stations and convenience stores in different formats in Israel. We are conisdered to be one of the four major gas companies in Israel. In our "Non-Food" segment, we sell “Non-Food” items both in our supermarkets and in stand alone retail outlets. In our Real Estate segment, we own, lease and develop yield-generating commercial properties and projects.

Through our supermarkets, which are operated mostly through Mega Retail, we offer a wide range of food and beverage products and “Non-Food” items, such as houseware, toys, small electrical appliances, computers and computer accessories, entertainment and leisure products and textile products (called “Non-Food” in this Annual Report), and “Near-Food” products, such as health and beauty aids, baby and young children products, cosmetics and hygiene products (called “Near-Food” in this Annual Report). As of December 31, 2011, we owned and operated 211 supermarkets under the brand names, Mega in Town, Mega Bool, Zol BeShefa (formerly known as "Shefa Shuk") and Eden Teva Market (“Eden Teva”).

As of December 31, 2011, Dor Alon supplied motor fuels, motor oil and other petroleum products to a network of 196 retail outlets operating under the “Dor Alon” brand. Integrated into most of Dor Alon’s public retail outlets are Diesel Fueling Centers (“DFC”) that sell diesel fuel for large vehicles such as trucks and buses at preferential terms. Dor Alon also supplies ARAL lubricants and Texaco lubricants in Israel. As of December 31, 2011, Dor Alon also operated 198 convenience stores, of which 149 were convenience stores branded “Alonit” and “Super Alonit” (called Alonit convenience stores in this Annual Report) and 49 convenience stores were operated by the AM:PM chain of stores. In addition, as of December 31, 2011, Dor Alon also operated 170 internal fueling stations.

As of December 31, 2011, our Non-Food segment consisted of 248 non-food retail outlets, mostly through franchisees, with activities in the houseware and home textile, toys, leisure, and baby and young children sectors. Our Non-Food segment operates under the brand names Naaman, Vardinon, Sheshet, Kfar Hasha’ashuim, All for a Dollar and Dr. Baby.

As of December 31, 2011, through BSRE, we were the legal owner (including through long-term leases from the Israel Land Administration and the Municipality of Tel Aviv) of 120 yield generating real estate properties (including properties owned in connection with our Supermarkets and "Non Food" segments, which includes warehouses and offices), totaling approximately 267,000 square meters, and approximately 182,000 square meters of unutilized building rights. In addition, we engaged in the development of the "Wholesale Market," a project totaling approximately 97,460 square meters (50% held by BSRE). In addition, BSRE operated in the area of residential real estate promotion and planning. For further information regarding our real estate, see “Item 4. Information on the Company - B. Business Overview – Our Real Estate.”

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

All references in this Annual Report to dollars or $ are to U.S. dollars and all references in this Annual Report to NIS are to New Israeli Shekels. Unless mentioned otherwise, all figures in U.S. dollars are based on the representative exchange rate between the NIS and the dollar as published by the Bank of Israel for December 31, 2011, which was NIS 3.821 per $1.00, except figures for the first quarter of 2012, which are based on the representative exchange rate between the NIS and the dollar as published by the Bank of Israel for March 30, 2012, which was NIS 3.715 per $1.00.

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

5

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data.

We have derived the following selected consolidated financial data as of December 31, 2009, 2010 and 2011 and for each of the years ended December 31, 2009, 2010 and 2011 from our consolidated financial statements and notes included elsewhere in this Annual Report. We prepare our consolidated financial statements in conformity with IFRS. We have derived the selected consolidated financial data as of December 31, 2007 and 2008 and for each of the years ended December 31, 2007 and 2008 from our audited consolidated financial statements not included in this Annual Report.You should read the selected consolidated financial data together with the section of this Annual Report titled “Item 5. Operating and Financial Review and Prospects”, our consolidated financial statements included elsewhere in this Annual Report, the related notes, and the independent registered public accounting firm's report.

	For the year ended December 31,
Statement of Income Data	2007	2008	2009	2010	2011(3)	2011
In accordance with IFRS:	NIS (In thousands, except per ordinary share or ADS data)					$(1)

Revenues	6,981,984	7,429,121	7,349,076	9,227,453	15,296,255	4,003,207

Less – government levies	-	-	-	723,709	2,813,671	736,370

Net revenues	6,981,984	7,429,121	7,349,076	8,503,744	12,482,584	3,266,837
Cost of sales	5,129,578	5,369,149	5,291,012	6,192,352	9,566,876	2,503,762

Gross profit	1,852,406	2,059,972	2,058,064	2,311,393	2,915,708	763,075

Selling, general and administrative expenses	1,563,208	1,794,720	1,817,099	2,069,970	2,638,845	690,616

Operating profit before other gains and losses and changes in fair value of investment property	289,198	265,252	240,965	241,422	276,863	72,459

	For the year ended December 31,
Statement of Income Data	2007	2008	2009	2010	2011(3)	2011
In accordance with IFRS:	NIS (In thousands, except per ordinary share or ADS data)					$(1)

Other gains	15,835	12,233	4,699	3,258	1,358	355
Other losses	(12,755)	(14,716)	(32,803)	(28,188)	(19,577)	(5,124)

Changes in fair value of investment property, net	10,456	19,067	20,775	33,917	41,913	10,969

Operating profit	302,734	281,836	233,636	249,409	300,557	78,659

Finance income	60,978	60,700	64,780	85,852	156,837	41,046

Finance expenses	(118,297)	(166,295)	(177,454)	(235,847)	(332,839)	(87,108)

Finance expenses, net	57,319	105,595	112,674	149,995	176,002	46,062

Share of profit (loss) of associates	186	(33)	(37)	(518)	5,746	1,504

Income before taxes on income	245,601	176,208	120,925	98,896	130,301	34,101

Taxes on income	69,779	43,806	23,124	36,287	46,588	12,192

Net income for the year	175,822	132,402	97,801	62,609	83,713	21,909

Attributable to:

Equity holders of the Company	143,628	104,586	77,163	47,839	59,513	15,576

Non-controlling interests	32,194	27,816	20,638	14,770	24,200	6,333

Earnings per Ordinary share or ADS attributable to equity holders of the Company:
Basic	3.39	2.41	1.77	0.96	0.90	0.24
Diluted	3.39	1.62	1.77	0.96	0.79	0.21

Cash dividends declared per ordinary share or ADS	6.52	3.46	-	14.01 (2)	1.13	0.3
Number of Ordinary Shares Outstanding at the end of each year:	43,372,819	43,372,819	43,717,058	65,990,879	66,161,860	66,161,860

(1)	The translation of the NIS amounts into dollars has been made for the convenience of the reader at the representative exchange rate prevailing at December 31, 2011 (NIS 3.821 =$1.00), as published by the Bank of Israel. During 2011, the US dollar depreciated in value vis-à-vis the NIS by approximately 7.6%.

(2)	Including dividends paid of NIS 12.31 ($3.39) on October 18, 2010 after the issuance of 20,328 thousand shares as part of the acquisition of Dor Alon.

(3)	The statement of income for the year 2011 includes an impairment of trade receivables in the amount of NIS 10 million subsequent to the notice of Bee Group on April 18, 2012 that it had reached an agreement with a franchisee which had financial difficulties. See note 36f to the Consolidated Financial Statements.

	At December 31,
	2007	2008	2009	2010	2011	2011
	NIS (in thousands)					$(1)
Balance Sheet Data:
In accordance with IFRS
Working capital (deficit)	47,436	(47,014)	492,938	58,387	(484,400)	(126,773)

Total assets	4,215,725	4,444,873	5,165,497	8,770,208	9,094,217	2,380,062

Short-term credit from banks and others and current maturities of debentures	240,869	236,901	351,296	970,824	1,561,296	408,609

Long-term debt, net of current maturities	1,202,858	1,457,955	1,990,075	3,700,053	3,657,957	957,330
Total equity	1,247,680	1,100,896	1,226,724	1,582,139	1,543,200	403,874

(1)	The translation of the NIS amounts into dollars has been made for the convenience of the reader at the representative exchange rate prevailing at December 31, 2011 (NIS 3.821= $1.00), as published by the Bank of Israel.

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors.

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

We believe that an important factor in the purchase decisions of a large portion of the Israeli public is the price of the products it purchases. As a result, in recent years, we and our competitors have established or expanded low-price and hard discount store formats. We intend to continue to expand our "Mega Bool" format, our hard discount store format, and our “Mega In Town” format designed to bring discount shopping to neighborhoods and city centers and our Zol Beshefa format.

In addition, smaller supermarket chains during 2010 and 2011 continued to aggressively increase their market share and expand their presence in selected areas in Israel, often geographically beyond their original locations, increasing competition in an already difficult market.  We estimate that our market share of the total retail market of food, beverages and tobacco decreased to 13.4% in 2011 from 14.3% in 2010. The market share of the other major supermarket chain, Shufersal, based on its financial reports was approximately 20.9% of the total retail market of food, beverages and tobacco in 2011 compared to 22.7% in 2010 (market share estimates are based on the calculation of the Central Bureau of Statistics of the total retail market for food, beverages and tobacco for 2010, and our estimate for market growth of 3.7% in 2011).   The low barriers of entry, including the relatively low cost of establishing a new smaller supermarket chain, have contributed to the increase in the number and expansion of smaller supermarket chains in recent years. These smaller supermarket chains have been able to capture a significant part of the sales from the major chains in their areas by using lower cost non-unionized labor and having lower operating costs.

Since 2005, a number of smaller supermarket chains which previously operated on a local geographic level combined to form a separate entity, Fourth Chain Company Ltd., in order to develop a private label and to jointly negotiate with suppliers. Since 2006, the Fourth Chain Company has marketed a private label brand.  This combination, and possible similar combinations of other smaller supermarket chains, may generate the efficiencies of a major nationally-spread chain and enable them to compete more efficiently with us.

Shufersal is our main competitor in the supermarkets segment in Israel.  In 2011, Shufersal had sales of NIS 11.5 billion (U.S. $3 billion) in the supermarket segment as opposed to our sales of NIS 6.7 billion (U.S. $1.7 billion). The difference in market share may give Shufersal a greater competitive advantage in its dealings with customers, suppliers and other third parties.

If we are unable to maintain our current level of sales or if we lose market share to our competitors, our negotiating position with suppliers, which is based, in part, on our market share in the Israeli retail market, and our revenues may be adversely affected, with a corresponding impact on profitability. We cannot assure that we will be able to maintain our sales and market share.

Economic conditions in Israel affect our financial performance.

All of our supermarket sales are made in Israel, and we acquire a substantial majority of the goods that we sell from Israeli suppliers. Consequently, our financial performance is dependent to a significant extent on the economy of Israel. During 2009 and 2010, Israel's Gross Domestic Product rose by 0.7% and 4.7%, respectively. Reports of the Israeli Central Bureau of Statistics indicate that during 2011 Israel's Gross Domestic Product rose by 4.8% as a result of an increase in exports. Initial reports indicate that gross domestic product increased by 3.0% (annualized) during the first quarter of 2012.  We believe that, despite the economic growth in 2011 and beginning of 2012, our customers continue to be cautious in their buying patterns and continue to choose to make their purchases at low-price and hard discount stores, which have a lower profit margin. As a result, we have continued to expand our low-price and hard discount store formats.

In addition, in connection with the public protests described under "Risks Related To Our Business As A Whole – Establishment of government committees and protests against high cost of living may adversely affect our business", there were protests in Israel against the supermarket chains and a number of the products that we sell. If these protests continue, this may materially adversely affect our sales and profits.

We are dependent to a significant extent on a limited number of key suppliers.  If these suppliers raise prices or encounter difficulties in providing their products, our operating results will be adversely affected.

We purchase most of our dairy, fresh produce and poultry products from the Tnuva Corporation, which holds a leading position in the domestic dairy and poultry markets. To the best of the Company's knowledge, some of the collective acquisition entities of Kibbutzim in Israel that hold shares in Alon, our controlling shareholder, also hold approximately 23% of Tnuva. In 2011, Tnuva’s products accounted for approximately 14.5% of all the products sold at our supermarkets. For more information on our arrangements with Tnuva, see Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transaction – Arrangements with Tnuva.” In addition, the Strauss group, an Israeli food manufacturer, accounted in 2011 for approximately 9.1% of all products sold at our supermarkets, and the Osem group accounted for approximately 8% of all products sold at our supermarkets in 2011.  Due to our status as a leading food retailer in Israel which allows us to offer a wide assortment of products and promotions, on a national level, of these suppliers’ products, and the fact that we maintain an excellent and long-standing relationship with Tnuva, the Strauss group and Osem, we do not believe that there is a material risk of future discontinuance of the supply of products of these key suppliers. However, we do not have a written contract with Tnuva, Strauss group or Osem obligating them to supply products to us. The ten largest suppliers accounted for approximately 58.4% of our product purchases in 2011. Due to the relatively large market share of these suppliers, we depend on them and on a number of other suppliers that supply brands characterized by high customer loyalty, such as the Central Company for the Manufacture of Soft Drinks Ltd., which is the exclusive franchisee of Coca Cola in Israel and which also distributes other popular soft drinks. Increases in prices by our suppliers are generally not offset, fully or as quickly, by increases in our selling prices and revenues because of competitive pressures. We cannot assure that, in the future, Tnuva, Strauss group, Osem or any of these other suppliers will not significantly raise the prices of the products they supply us in the future, or encounter difficulties in providing these products to us, in either of which cases our operating results might be adversely affected.

The recommendations of the "Kedmi Committee" may materially adversely affect our ability to purchase additional branches or obligate us to sell some of our branches and may materially adversely affect our sales and profits.

In June 2011, the Kedmi Committee was appointed in order to examine the level of competition and prices in the food and retail industry. In November 2011, the Kedmi Committee published its interim recommendations, including restrictions on retailers' growth considering their market share, providing the regulator with authority to demand information regarding prices in the supply chain restrictions on the manufacturer's ability to affect competition, control on certain products' prices of substantial manufacturers, assistance to small businesses to integrate in the sales in the retail chains, among others, by limitating the shelves spaces of dominant suppliers, and recommendations regarding strengthening the consumer's power. To the Company's knowledge, the Kedmi Committee published a draft of most of its recommendations during January and February 2012 to the Minister of Industry, Trade and Employment Office and the Minister of Finance. As of the date of this Annual Report, we cannot estimate what will be the final recommendations of the Kedmi Committee, and therefore we cannot estimate their impact on the Company. However, if the aforementioned recommendations will be adopted, they materially adversely affect our ability to purchase additional branches in specific areas or could obligate us to sell some of our branches, may materially adversely affect our sales and profits, and may adversely affect our relationships with the suppliers due to limitations on shelves spaces. For additional information on this matter, see "Risks Related To Our Business As A Whole – Establishment of government committees and protests against high cost of living may adversely affect our business".

Our profit margin would be adversely affected if our ability to utilize our distribution centers were limited.

We have a distribution center in Rishon Letzion from which we distribute a large portion of the products we carry to our supermarkets. The products distributed by our distribution center to our supermarkets made up approximately 22.4% of our total purchases during 2011. In addition, we are planning an additional distribution center for our supermarkets which we expect to be completed by the end of the first half of 2013. Our inability to utilize the distribution centers for any reason may significantly impair our ability to distribute our products to our supermarkets and would adversely affect our profit margin.

Negative opposition by certain segments of Israel’s ultra-orthodox population against our Zol BeShefa (formerly known as "Shefa Shuk") stores in the future could affect our financial results.

In 2008, following media reports that certain segments in that community may declare a boycott against our Zol BeShefa stores, the Company experienced a significant decrease in the sales of several Shefa Shuk stores which appeal to the ultra-orthodox community and/or are located within ultra-orthodox neighborhoods. Although the Company is unaware of any negative opposition at this time, the Company could experience another decrease in sales of its Zol BeShefa stores in the future. As of December 31, 2011, we operated 16 Zol BeShefa stores compared to 12 as of December 31, 2010.  Any negative opposition may adversely affect the company's financial results.

The Israeli Antitrust Authority may take actions that limit our ability to execute our business strategy or otherwise affect our profitability.

Our strategy includes expanding our market presence in existing retail food markets.  The Israeli Antitrust Authority may limit our ability to execute our strategy, inter alia, by limiting our ability to acquire existing stores or enter into mergers to acquire existing stores. In 2011, we requested to purchase four of our competitors' branches, in Ashkelon, Or Akiva, Beer Sheva and Hadera; however the Commissioner approved the purchase of only two of the branches, in Ashkelon and Or Akiva. Such limitations may materially adversely affect our ability to expand our business and compete effectively against our competitors.

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

Among the practices that were found to be restrictive according to the Commissioner were the following: arrangements with suppliers that determine the suppliers of the retail chains, their identity and their number; arrangements for the management of product categories in conjunction with suppliers; arrangements regarding the retail selling price; arrangements for determining the market share of a particular supplier’s products and arrangements for determining prices made by suppliers to competing chains; and arrangements with regard to the use of suppliers’ manpower to stock merchandise on the shelves of the chains’ stores.  Limits were imposed on financial incentives to the chains with regard to display areas and on special offers to chains for meeting certain sale targets. Although the Commissioner's 2005 position paper determined that the use of suppliers’ representatives to physically arrange the shelves in the chains’ stores may be considered a restrictive arrangement, the Commissioner agreed not to take enforcement measures with regard to such arrangements until February 2012 so long as such arrangements satisfy certain conditions. In February 2012, the Company submitted a request for an exemption from restricted agreement for 21 months (until September 2013), although the Company believes that such arrangements are not restrictive arrangements. The Commissioner is reviewing the request and agreed not to take enforcement measures with regard to such arrangements until his decision on the request. Self arrangements will require the employment by the Company of many new employees, increasing our employment costs. This may materially adversely affect the Company's profits unless the Company is able to pass these costs to suppliers.

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

The Israeli government is authorized to control the retail and wholesale prices of goods and services offered in Israel.  At present, only a few of the products we offer in our stores are subject to government-imposed price controls. In addition, during periods of high inflation in the past, more extensive price controls were imposed throughout Israel.

We do not believe that current price controls have any material adverse effect on our business or operating results. However, any imposition of more extensive price controls in the future may have a material adverse effect on our operating results.  We cannot assure you that broader price controls will not be imposed in the future.

Risks Related To Fueling Stations and Convenience Stores

Price increases in petroleum products and increases in excise tax rates may have a material adverse effect on the earnings and profitability of Dor Alon.

The primary factors affecting the price of petroleum products in Israel are the prices of petroleum products in the Mediterranean Basin, foreign exchange rates and the excise taxes imposed on the sale of petroleum products in Israel. In the last few years, fuel prices worldwide and in Israel have fluctuated significantly with a sharp increase in fuel prices in the first nine months of 2008 and a sharp decrease in the last quarter of 2008 and the beginning of the first quarter of 2009. Since 2009, there has been an increase in fuel prices. Fluctuations in fuel prices have a direct effect on Dor Alon’s working capital.

Generally, an increase in fuel prices causes increases in the value of Dor Alon’s inventory and increases the volume of customer credit that Dor Alon extends to its customers and, therefore, also increases Dor Alon’s working capital requirements and increases its exposure to customer credit risk. Increased working capital requirements result in increased finance expenses.

The excise tax component of certain fuel prices such as diesel oil, kerosene and gasoline is significant. Excise tax is imposed directly on fuel companies at the time of sale of fuel to customers and is generally payable within 10 days after the sale, while the credit line provided by Dor Alon to its customers is significantly longer. Since 2006, the excise tax on diesel fuel and kerosene has been increased substantially. As Dor Alon’s working capital requirements increase due to the increases in excise taxes, it will be required to procure additional credit facilities and incur additional financing expenses. Failure to obtain additional credit facilities would have a material adverse effect on the business, financial condition and results of operations of Dor Alon.

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

Dor Alon has loans in New Israeli Shekels and in U.S. Dollars, some of which are subject to floating interest rates and some are linked to the Israeli consumer price index. Due to these loans and the consumer price index linked debentures issued by Dor Alon, Dor Alon is exposed to changes in bank interest rates, in the Israeli consumer price index, and in the U.S. Dollar - New Israeli Shekel exchange rate. Additionally, Dor Alon is exposed to fluctuations in the U.S. Dollar - New Israeli Shekel exchange rate due to credit that Dor Alon obtains from its suppliers (mostly from Oil Refineries Ltd., which is linked to the U.S. Dollar). Increases in interest rates or in the Israeli consumer price index and depreciations of in the New Israeli Shekel vis-a-vis the U.S. Dollar exchange rate could materially adversely affect Dor Alon’s financial results.

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

With respect to its direct marketing operations, Dor Alon expects to face continued competition from Paz, Delek and Sonol, the fueling companies Pazgas, Amisragas and Supergas, and small fuel marketing companies as well as LPG marketing companies, consisting mainly of subsidiaries of Paz, Delek and Sonol. The principal competitive factors in the direct marketing business are product price, credit terms and levels of service. Increases in competition may adversely affect the earnings and profitability of Dor Alon. In addition, Dor Alon may face competition from Oil Refineries Ltd., or ORL, after its privatization and increased competition from Paz which now owns one of the two oil refineries in Israel.

If ORL fails to supply refined products or supplied them at non-competitive prices, this may have a material adverse effect on the profitability and results of operations of Dor Alon.

Oil Refineries Ltd., or ORL, constitutes the main source of supply for Dor Alon and other fuel companies in Israel. If ORL fails to supply refined products or supplied them at non-competitive prices, Dor Alon would have to increase the volume of refined petroleum products it imports. If Dor Alon cannot import such products in adequate quantities or at competitive prices, it would have a material adverse effect on the business and results of operations of Dor Alon. The privatization of ORL may therefore have a material adverse effect on the profitability and results of operations of Dor Alon.

The recommendations of the Trachtenburg Committee may have a material adverse effect on Dor Alon's results of operations.

In July 2011, a public protest began in Israel with regard to high housing costs. In response to these protests, in August 2011 the Israeli Government formed the Trachtenburg Committee whose role, inter alia, was to examine the living costs in Israel and the influence that the lack of competition in the marketplace has had on these costs and to propose solutions to these issues. In September 2011, the Trachtenburg Committee published its recommendations regarding competition in the fueling stations sector, including the imposition of price control on diesel oil, strengthening independence of fueling stations and providing priority to the establishment of independence fueling stations which are not large fuel companies. Due to such recommendations, in December 2011, Dor Alon received a letter from the Joint Committee of Prices, the Ministry of Energy and Water and the Ministry of Treasury, stating that the committee intends to examine the imposition of price control on the marketing margin of diesel oil for transportation in the fueling stations. The committee's recommendations regarding competition in the LPG market were published in December 2011. If the aforementioned recommendations will be adopted, they could materially adversely affect Dor Alon's results of operations. For additional information on this matter, see "Risks Related To Our Business As A Whole – Establishment of government committees and protests against high cost of living may adversely affect our business".

Dor Alon is exposed to risks associated with changes in regulatory arrangements which may influence the financial results of Dor Alon, including as a result of marketing margins in connection with the sale of 95 octane gasoline.

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

On February 15, 2011, Dor Alon received a letter from the Ministry of Energy and Water (formerly known as the Israeli Ministry of National Infrastructure). The letter included a report addressing, among other things, the methodology used in determining marketing margins in connection with the sale of 95 octane gasoline, the price of which is currently regulated. On August 31, 2011, Dor Alon received from the Israeli Ministry of Energy and Water an order pursuant to which the Ministers of Treasury and National Infrastructure decided to reduce the marketing margin in connection with the sale of full service gasoline. The decrease in marketing margins is expected to have a material adverse effect on Dor Alon’s profits. On September 1, 2011 Dor Alon submitted a petition to the Supreme Court sitting as the High Court of Justice to suspend the effectiveness of the order and to nullify it. On September 19, 2011, the Supreme Court ruled that the Ministry of Energy and Water and the Pricing Committee must reevaluate their decision based on updated data that Dor Alon and the other gas companies will submit to the Ministries, and present their decision on the matter within three months of the hearing, during which time the order shall remain in effect. On April 5 2012, Dor Alon received from the Israeli Ministry of Energy and Water a document which was sent to the top five large gas companies in Israel, with a reevaluation of the marketing margin in connection with the sale of 95 octane gasoline (the "Draft Reevaluation"). The Draft Reevaluation relates to data received from Dor Alon with respect to years 2009 and 2010, and is in connection with the legal proceedings carried out in the Israeli Supreme Court in this matter. The Draft Reevaluation includes, among others, recommendations to reduce the marketing margin in the sale of self service 95 octane gasoline, from NIS 0.589 (including VAT) per liter to approximately NIS 0.575 (including VAT) per liter, as well as to reduce the full service charge from NIS 0.18 (including VAT) per liter to approximately 0.11 (including VAT) per liter. In a side letter to the Draft Reevaluation, it is clarified by the Prices Committee that the Draft Reevaluation is deemed as a draft before hearing procedure, and that the gas companies are invited to forward their reference to the Draft Reevaluation in writing, by April 26, 2012. Under the discretion of the Prices Committee, an oral hearing will be carried out with companies that will send their response. If the recommendations of the Draft Reevaluation are adopted in whole or in part, they are expected to have an adverse effect on Dor Alon’s results. As of the date of this Annual Report, we cannot evaluate the final measure of impact so long as a final decision has not been made. Dor Alon argues the conclusions reached by the Ministry of Energy and Water (through its Oil Administration), and the methodology used by it in its examination. To Dor Alon's opinion, based on its examinations, the Oil Administration should have materially increased the marketing margin. Dor Alon will continue to act in all legal means in order to change the said recommendations of the Draft Reevaluation, including through the legal proceedings held at the Supreme Court sitting as the High Court of Justice. Dor Alon is also examining steps to mitigate the effect on its profits resulting from the reduction of the marketing margins, among others, by reducing the discounts in fueling stations and to fleet customers and reducing its expenses. Dor Alon began taking such steps during the fourth quarter of 2011 and is also working to improve its profitability by broadening its business activities, such as supplying automobile gas, holdings in the "Tamar" gas field, and entering into the indusrty of power plants for creating electricity.

Changes in the regulatory arrangements, as described above, or new arrangements may influence the results of Dor Alon.

Dor Alon may incur costs to comply with petroleum product and environmental regulatory controls related to its operating activities.

The sale and distribution of petroleum products in Israel is subject to extensive regulation and supervision that is focused on preventing potential harm to the environment (principally water, air and soil contamination) and maintaining public safety. Petroleum products are classified, under certain circumstances, as hazardous materials that are potentially contaminating. Therefore, handling and dealing with these products in Israel is subject to regulation and supervision. In recent years, enforcement of the laws in Israel concerning environmental issues has become more stringent. These developments will likely increase the costs required to construct and maintain Dor Alon’s retail outlets and private fueling stations. If Dor Alon does not comply with the abovementioned regulatory controls, it may be subject to litigation by regulatory authorities, third party claims, class action lawsuits and other litigation in addition to the risk of losing, conditioning or delaying the business permit of fueling stations with environmental contamination. Furthermore, defending ourselves against regulatory violations alleged by regulatory authorities or consumers may in the future require substantial financial and management resources.

Dor Alon is dependent on the Palestinian Authority as a principal customer.

Dor Alon is the exclusive supplier of certain petroleum products to the Gaza Strip.

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

In 2008 and 2009, sales to the Palestinian Authority sharply decreased as a result of operation "Cast Lead". During 2011, Dor Alon provided relatively small quantities of LPG and other petroleum products, some of which were ordered by the Palestinian Authority and some of which were ordered by donor countries.

If sales to the Palestinian Authority were to be interrupted in the future, it may have an adverse effect on the results of operations of Dor Alon’s direct marketing sector.

Dor Alon is exposed to customer credit risk that may increase with future increases in the price of petroleum products.

Currently, accepted practice in the fuel marketing industry in Israel is to grant customers (especially fleet customers and commercial customers) a credit line for the purchase of products for extended periods without any security interest. In each of the Retail Outlets and Convenience Stores operation and the Direct Marketing operation, Dor Alon grants customers credit for up to 90 days. During 2011, Dor Alon had an average of NIS 588 million in outstanding customer credit (30 credit days) in the Retail Outlets and Convenience Stores operation, and an average of NIS 428 million in outstanding customer credit (90 credit days) in the Direct Marketing operation. As a result of the extension of customer credit, Dor Alon is exposed to the risk of delayed collections and nonpayment of debt.

For more information on the effects of credit risks on Dor Alon, see the risk factor above entitled “Dor Alon is dependent on the Palestinian Authority as a principal customer.”

Increases in the price of petroleum products and in excise taxes as well as competition in the industry in which Dor Alon operates lead to increases in the amount of credit granted to customers. This would lead to a potential increase in the exposure to credit risks and to an increase in Dor Alon's working capital requirements. This would require Dor Alon to obtain additional credit lines. Inability to obtain such additional credit lines may limit Dor Alon’s ability to conduct its business.

Rights to fueling stations in the Dor Alon Chain are subject to agreements with third parties who may not renew the agreements or worsen their terms which could affect Dor Alon's profitability.

The majority of fueling stations in the Dor Alon Chain are stations owned by third parties with whom Dor Alon entered into agreements to rent and operate fueling stations or to supply fuel. The expiration of such agreements may result in the owners of stations not renewing their agreements with Dor Alon and entering into agreements with other gas companies, or the owners of the stations may worsen the terms of the agreements with Dor Alon, which would result in a loss of profits.

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

Anyone who employs workers in violation of the Work and Rest Law, is subject to a fine or imprisonment of up to a month, or both. According to the Administrative Offence Regulations, a violation of Section 9 or 9A to the Work and Rest Law is an administrative offence subject to an administrative fine.

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

In addition to the risks described below in the risk factor entitled "Risks Related To Our Business As A Whole - Political conditions in Israel affect our operations and may limit our ability to sell our products," the security situation in Israel tends to affect recreational activities of private automobile owners in Israel, and as a result, affects their consumption of petroleum products. Deterioration in the security situation causes a decrease in the consumption of petroleum products in Israel. Additionally, a substantial customer of Dor Alon for the past few years has been the Palestinian Authority, and any deterioration in relations between Israel and the Palestinian Authority may lead to deterioration in trade relations between the Palestinian Authority and Israeli parties, including Dor Alon, could adversely affect Dor Alon’s results of operations in the direct marketing sector. Additionally, the supply of fuel to the Gaza Strip is affected by the restrictions imposed on Dor Alon by the Israeli Ministry of Security. Moreover, during 2010 the Ministry of Defense restricted the fuel supply from the fuel terminal at Nahal Oz, resulting in Dor Alon having to supply fuel through the Kerem Shalom terminal.

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

The merchandise we sell in our non-food retail and wholesale business is varied, and we therefore compete in several different markets. Our "Naaman", "Sheshet" and "Vardinon" stores compete in the houseware, home textile and accompanying accessories markets. Our "Dr. Baby" stores compete in the baby and young children accessories market, and our "All for a Dollar" and "Kfar Hasha’ashuim" stores compete in the toys and leisure accessories market and the back-to-school products market.

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

In addition, the barriers of entry are low in some of the markets in which our non-food retail segment competes due to the price and availability of products from overseas suppliers, although the establishment of a network of stores throughout the country together with the required import and marketing of products requires a high level of investment.  The entrance of new competitors may reduce our market share and may reduce the selling prices of our products and lead to a reduction in our profitability.

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

In addition, one of Naaman's key suppliers operates in Turkey. There have recently been significant tensions between Turkey and the State of Israel that have raised questions as to whether commercial arrangements between companies in these countries would be adversely impacted. If tensions between Turkey and Israel continue or worsen, our Turkish supplier may cease supplying products to Naaman in the short run, and then we would need to locate and qualify alternate suppliers, which could take time, increase our costs and adversely affect the quality of our products. We may also experience a delay in receiving products from an alternate supplier which could materially and adversely impact our reputation and results of operations.

We are dependent on franchisees that own and operate a large portion of our Non Food retail stores. We have limited control over franchisees, and our financial results could be negatively impacted by the performance of the franchisees.

We hold and operate, through our subsidiaries, large retail chains with a total 248 stores as of December 31, 2011, of which 147 stores of our "Kfar Hasha'ashuim", "Dr. Baby", "Sheshet", "All for a Dollar" and "Naaman" chains, are owned and operated by franchisees.  This store ownership mix presents a number of drawbacks, such as our limited control over franchisees and our limited ability to facilitate changes in the ownership and management of the franchised stores.

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

In addition, we provide our franchisees with credit as part of our franchise agreements. We have had difficulties collecting amounts due to us from franchisees, and during the second half of 2011, we wrote off some of the debt owed to us by franchisees. If we continue having difficulties collecting debt from franchisees, we may decrease our sales to the franchisees and increase our doubtful accounts, which could materially and adversely impact our sales and financial results.

Our profit margin would be adversely affected if our ability to utilize our distribution centers were limited.

We have a distribution center in Be'er Tuvia from which we distribute a large portion of the products we carry to our non-food retail outlets. The products distributed by our distribution centers to our non-food retail outlets made up approximately 55% of our total purchases during 2011 (In the year 2010, this distribution center only served Vardinon and Kfar Hasha’ashuim and during the second half of 2011, this distribution center began to be fully used and also served Naaman, "Dr. Baby" and Mega Retail). A shortage of inventory in our distribution center and our inability to utilize this distribution center for any reason may significantly impair our ability to distribute our products to our non-food retail outlets and would adversely affect our profit margin.

 Disruptions of the Israeli ports may affect our ability to import products used in our non-food retail business.

Our non-food retail segment acquires most of its products from suppliers outside of Israel, and most of its products are imported via the sea. A prolonged general strike, shutdown or a disruption of any of the Israeli ports for an extended period of time, including as a result of a military conflict, would affect our ability to import such products or increase their prices. In addition, since the peak selling season of some of our non-food retail stores is before or during the holidays, disruptions in the ports before or during such holiday seasons may adversely affect our sales and financial results.

Political and economic conditions in China may affect the operating results of our non-food retail segment.

Most of our non-food retail segment's imports are from suppliers located in China.  Because most of the products sold by our non-food retail segment are manufactured in and imported from China, its activity may be affected by changes in the political and economic conditions in China.  For instance, any material change in the NIS-Chinese currency exchange rate may increase our manufacturing costs and increase the price of those imported products from China.

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

Risks Related To Real Estate

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

A slowdown in the Israeli yield-generating real estate market may adversely affect our business.

Commencing from the beginning of the fourth quarter of 2008 and as a result of global economic and financial market conditions, there was a slowdown in the Israeli yield-generating real estate market which is evidenced by a decline in the number of real estate transactions, a reduction in the availability of credit sources, an increase in financing costs and stricter requirements by banks for providing such financing. The year 2010 was marked by a shift from an economic slowdown in Israel in the first half of the year to the beginning of a recovery of the Israeli economy toward the end of the year, and such recovery continued during 2011. However, the signs of an economic slowdown and the resulting consequences may have not yet completely subsided and the debt crises generated in Europe may have a future adverse affect on the economic conditions in Israel. During 2011 and the begining of 2012, it was still difficult to receive financing from the banks and other sources in Israel and abroad, which has adversely affected the yield-generating real estate market. In addition, the public protest which began in July 2011 among others with regard to high housing costs in Israel led to a slowdown in the Israeli yield-generating real estate market which was evidenced by a decline in the demand for real estate during the second half of 2011 due to the sharp increase in real estate prices and the public's anticipation that such prices will decrease due to the public protest. If the economic conditions in Israel were to deteriorate, there may be a continued decline in demand for commercial real estate, a reduction in rental fees, a decline in the fair value of our real estate assets and an increase in the cost and availability of financing from Israeli banks, which could adversely affect our real estate business.

BSRE may not be able to obtain additional financing for its future capital needs on favorable terms, or at all, which could limit its growth and increase its costs and could adversely affect the price of its ordinary shares.

Most of BSRE's activities, including its wholesale market project, are largely financed from external sources.  We cannot be certain that BSRE will be able to obtain financing on favorable terms for its activities, or at all, and BSRE cannot be certain that its existing credit facilities will be renewed. In addition, an adverse change can occur in the terms of the financing that it receives.  Any such occurrence could increase BSRE's financing costs and/or result in a material adverse effect on the results of the Company and its ability to develop its real estate business. As of December 31, 2011, BSRE had long term loans including debentures in the outstanding amount of approximately NIS 1.7 billion. The amount of long term loans currently outstanding may inhibit BSRE's ability to obtain additional financing for its future capital needs, inhibit BSRE's long-term expansion plans, increase its costs and adversely affect the price of its ordinary shares. For more information, see "Item 4. Information on the Company - B. Business Overview - Real Estate - Transfer of Real Estate Assets from Mega Retail to BSRE", "Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources - BSRE Series D Debentures", and Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions – Agreement with the Wholesale Market Company.”

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

Since 2010, we have entered into the residential building sector in Israel. A recession may cause a decrease in the scope of sales and a decrease in the prices of apartments. In addition, government policies may affect the availability and value of real estate designated for building and may also affect the prices of apartments.

Moreover, since 2010, we have entered the area of promotion and planning of residential real estate. There are different risks in this sector including: exposure to changes in the demand for residential properties as a result of changes in the economy, especially as a result of a recession or a significant deterioration in the economy; the speed at which local planning authorities and cities that affect the project timetables approve the building projects; changes in and increases to the stringency of building and planning laws and regulations, which may require the Company to incur additional expenses; lack of human resources in the building sector, as a result of the government's policy for employing foreign workers, or 'closures' for security reasons as well as delays or continuing lack of raw materials, for example as a result of the closure of Israel's ports, that may affect the Company's ability to meet the original timetables as well as its originally contemplated costs; and changes in the government's policies for the granting of mortgages, which affect the level of demand for residential properties.

Risk Related To Our Business As A Whole

Establishment of government committees and protests against high cost of living may adversely affect our business.

In July 2011, a public protest began in Israel with regard to high housing costs. This protest evolved into a wide scale public demonstration encompassing many other issues, including claims that the cost of living has increased out of control and must be regulated. As a result of these protests, we saw a decline in sales in our Supermarket segment in the second half of 2011. In response to these protests, in August 2011 the Government of Israel formed the Trachtenburg Committee whose role, inter alia, was to examine the living costs in Israel and the influence of the alleged lack of competition in the marketplace has had on these costs and to propose solutions to these issues. The Knesset has already adopted the Trachtenburg Committee's recommendation relating to an increase in our corporate taxes and to an increase of competition between fueling stations. The public protests also added a greater urgency to the governmental-appointed Centralization Committee, which had been appointed in October 2010 to examine market concentration in the Israeli economy, which is characterized by a small number of groups that control major business areas, and its effect on the level of competition, market efficiency and financial stability, and propose measure to address. An additional committee has been appointed by the Israel Industry, Trade and Employment Office and by the Minister of Finance to examine the food market (the Kedmi Committee). These developments may have a material impact on the Israeli economy in general as well as the industries in which we compete, and proposals by any such committees could materially adversely affect our business by materially adversely affecting our growth and our profitability. These developments could materially adversely affect our ability to open new supermarkets and convenience stores and the profitability of our existing supermarkets and convenience stores and materially affect our real estate development business. These developments and proposals by any such committees could particularly adversely affect our Supermarkets segment in light of the fact that we are the second largest supermarket chain in Israel. For additional information on this matter, see "Risks Related To Our Supermarkets - The recommendations of the "Kedmi Committee" may have a material adverse effect on our ability to purchase additional branches or could obligate us to sell some of our branches and may materially adversely affect the Company's sales and profits", and "Risks Related To Fueling Stations and Convenience Stores - The recommendations of the Trachtenburg Committee may have a material adverse effect on Dor Alon's results of operations".

The recommendations of the Centralization Committee may have a material adverse effect on our operating results.

In October 2010, a Centralization Committee was appointed in order to examine the concentration of the Israeli economy, which is characterized by a small number of groups that control major business areas, and its effect on the level of competition, market efficiency and financial stability, and propose measure to address. The recommendations of the Centralization Committee were published in February 2012, however, the Company cannot estimate whether such recommendations will be implemented. In the current structure of the Company, implementation of the recommendations will not have any material effect on the Company; however, in the event the structure of the Company will be changed in the future, implementation of the recommendations would apply additional governmental corporation rules on the Company and may materially adversely affect our operating results.

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

On January 14, 2010, Alon Holdings' board of directors decided that in view of the changes and development of Alon Holdings' since 2003, including the transfer of Alon Holdings and Mega Retail's real estate properties to BSRE (which has financial obligations to EBITDA ratios appropriate for real estate companies and currently holds a major part of the consolidated debt), the purchase of Bee Group (a Non Food retailer), and the reorganization of Alon Holdings food retail activities in its subsidiary, Mega Retail Ltd., that the ratio of net financial obligations to EBITDA is to be calculated by deducting from the net financial obligations Alon Holdings' debt which is related by the company to real estate that is not in use by Alon Holdings (which is equal to 75% of the investment property as recorded on the balance sheet). On December 31, 2011, the net financial obligations to EBITDA (calculated in accordance with the deduction described above) were 6 (taking into account Dor Alon’s financial obligations as of December 31, 2011). Due to the acquisition of Dor Alon in October 2010, the increase in fuel prices which increase our capital needs, the Company's investment plan to open additional Mega Retail branches, the entrance of BSRE to additional new projects and the launching of Alon Cellular, our board of directors further resolved that Alon Holdings would not distribute dividends in any quarter if the ratio of our net financial obligations (calculated in accordance with the deduction described above) to EBITDA for any quarter exceeds 6.

A downgrading of the rating on our debentures may require us to repurchase some of our debentures and may require us to repay some of our bank loans.

The 5.9% unsecured debentures that we issued in August 2003 are subject to downgrading upon the occurrence of certain events, including as described above. A downgrading of the rating on these debentures to "ilBBB" or lower may require us to repurchase our 5.9% unsecured debentures issued in August 2003. As of December 31, 2011, the remaining principal balance of the Series A Debentures was NIS 239 million (approximately US $62.5 million). The Series B Debentures were fully converted or repaid in August 2011.

The credit rating of our Series A debentures is currently "A2/Stable" by Midroog Ltd., an Israeli rating agency and 51% subsidiary of Moody's ("Midroog").

In October 2010, Bank Hapoalim loaned us an aggregate amount of NIS 200 million with an interest rate of 2.8% per year linked to the CPI. As of December 31, 2011, the balance of the loan was NIS 189 million (approximately US $49.5 million). The decrease in the credit rating to “A3” will cause an increase of 0.25% per year in the interest rate we pay under such loan. An additional decrease to "Baa2" (two credit levels) will cause a further increase of 0.25% per year in the interest rate we pay under such loan. A decrease in the credit level rating under "Baa2" will provide the bank the right to an immediate repayment of the balance of the loan.

Alon is able to control the outcome of matters requiring shareholder approval.

As of March 31, 2012, Alon owned, directly and indirectly through Alon Retail Ltd., approximately 77.26% of Alon Holdings' outstanding ordinary shares.   So long as Alon, or any successor to its shareholdings in Alon Holdings, continues to own beneficially more than 50% of our outstanding ordinary shares and voting power, it will be able to control the outcome of matters requiring shareholder approval that do not require a special majority, including the election of all Alon Holdings directors, other than Alon Holdings' two external directors whose election, under the Israeli Companies Law, requires that a majority of the non-controlling shareholders who participate in the vote, vote for their appointment, or that the total number of shares of non-controlling shareholders that voted against their appointment does not exceed two percent of the aggregate voting rights in the Company.

We own a majority interest in our subsidiaries. As a majority shareholder, we owe fiduciary duties to the non-controlling shareholders of our subsidiaries and have to share dividends and distributions with these non-controlling shareholders.

In addition to our wholly owned subsidiaries, Mega Retail and Bee Group, our two main subsidiaries are BSRE, in which we owned a 78.22% interest as of March 31, 2012, and Dor Alon, in which we owned an approximately 78.38% interest as of March 31, 2012.

 Through our subsidiary, Bee Group, as of March 31, 2012, we held approximately 77.03% of the outstanding shares of Naaman Porcelain Ltd., which is publicly held and traded on the Tel Aviv Stock Exchange, which held 100% of the share capital interest in Vardinon Textile Ltd., the shares of which were delisted from the Tel Aviv Stock Exchange on March 17, 2011.  In addition, as of December 31, 2012 we owned 11 separate supermarkets and six stores within a Mega store through our 51% subsidiary, Eden Teva.  The ordinary shares of Eden Teva that are not owned by us are held by private third parties (including the CEO of Eden Teva).

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

As part of our strategy to expand our presence in “Non-Food” stand alone retail outlets, we acquired 50% of Bee Group in 2005 and by 2008 we had increased our holdings in Bee Group to 85% (and subsequently increased our holdings to 100% in 2010). During this period, Bee Group acquired the controlling interest in Vardinon Textile Ltd. (home textile retailer and wholesaler) and the controlling interest in Naaman Porcelain Ltd. (houseware retailer and wholesaler) (the "Bee Group Acquisition"), and Bee Group effected an internal reorganization of its own subsidiaries in order to improve Bee Group's operating efficiency. Realization of the anticipated benefits of our Bee Group acquisitions, including anticipated operating synergies among the various subsidiaries of the Bee Group and the Non-Food segment, and between the Bee Group and the Company as a whole will depend, in large part, on our ability to successfully eliminate redundant corporate functions and consolidate company and shared service responsibilities. We will be required to devote significant management attention and resources to the consolidation of business practices and support functions while maintaining the independence of the Bee Group's stand alone brand names. The Company has redefined certain of its Non-Food segment activities as non-synergetic with the Supermarkets segment. During 2011, we discontinued the sale of "Kfar Hashashuim" chain products and "All for a Dollar" chain products in our Supermarkets.

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

Our operation of stores and fueling stations in Israel requires permits from municipal authorities, which are conditioned on the prior approval of various agencies, including the health and environment ministries, and the police and fire departments. Some of the permits for Mega Retail stores are currently in the name of the Co-Op Blue Square Services Society, or the Co-Op, our former controlling shareholder, and entities other than us, and have not yet been transferred or re-issued to us.  Furthermore, as a result of the reorganization of our supermarket retail activities, these permits are to be transferred in the name of Mega Retail, in which all of our food retail activity has been centralized. Also, some of our stores require permits that have not yet been obtained, or have expired or require renewal.

Some of our stores do not have permits according to the requirements of the Israeli Business Permits Law, 1968.  A lack of such permits by any store in many cases is considered a breach of the tenancy agreement for such store, which would allow the landlord to annul the lease agreement. As of March 31, 2012, none of the landlords had made use of this right.

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

A substantial portion of our employees’ wages is adjusted upon a change in the minimum wage in Israel. Under Israeli law, the minimum wage, which is increased from time to time as a result of various economic parameters and updating of employee-union agreements, equals approximately 47.5% of the average wage for an employee in Israel, unless otherwise determined by government regulations. Pursuant to existing legislation, the current minimum monthly wage is NIS 4,100 (approximately $1,090 as of April 20, 2012). On June 6, 2011, the Knesset approved an amendment to the Minimum Wage Law, 1987, to gradually increase the minimum wage to NIS 4,300 (approximately $1,125 as of January 3, 2012). Accordingly, on October 1, 2012, it will increase to NIS 4,300, or approximately $1,143. Such increases in minimum wage will increase our labor costs and thus may adversely affect our operating results.

Increases in oil, electricity, raw material and product prices may affect our operating results.

The sharp fluctuation in oil prices in recent years has led to the fluctuation in our electricity prices and the price of raw materials used in the plastic packing industry. While 2010 was characterized by moderate changes in electricity and fuel prices, we cannot assure you that our suppliers will not raise prices in the future. Further increase in oil, raw material and product prices would impose significant expenses and costs on us, which could have an adverse effect on our operation results. During 2011, electricity prices increased by 13%. During 2012, until the date of this Annual Report, the electricity prices have further increased by 9%.

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

In addition, BSRE, a 78.22% subsidiary of the Company, is exposed to modifications of the construction valuation index, which may affect constructions costs.

The value of our securities portfolio may be adversely affected by a change in the capital markets, interest rates or the status of the companies in whose securities we have invested.

As of December 31, 2011, we held approximately NIS 261.8 million in Israeli corporate and government bonds with fixed interest rates, a portion of which are linked to the Israeli CPI.  A decrease in the market value of these bonds or interest rates or a change in the status of the companies in whose bonds we have invested could lead to a material increase in our net financing expenses.

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

Any devaluation of the NIS against various non-Israeli currencies in which we or our suppliers pay for imported goods has the effect of increasing the selling price of those products which we sell in Israel in NIS and thereby our operating results.  This devaluation would have a greater effect on our non-food retail and wholesale business because a higher proportion of the goods that we sell in our non-food retail stores are acquired from overseas suppliers.  Any devaluation of the NIS would also cause an increase in our expenses as recorded in our NIS denominated financial results even though the expenses denominated in non-Israeli currencies would remain unchanged.

In addition, because our financial results are denominated in NIS and are translated into US dollars for the convenience of US investors, currency fluctuations of the NIS against the US dollar may impact our US dollar translated financial results.

Also see “Risk Related To Our Business As A Whole - Increases in oil, electricity, raw material and product prices may affect our operating results”.

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

In July 2005, the Income Tax Authority issued a notice of a deduction assessment for the years 2001-2004 to the Company. The amount claimed under this assessment totaled NIS 34 million, and primarily relates to certain benefits granted to employees in the Company’s branches. In November 2005, several senior employees were questioned under warning, with respect to these benefits.  Following these assessments and after the rejection of the Company's position on the matter, the Income Tax Authority issued to the Company deduction assessment orders for the years 2001-2004 in the amount of approximately NIS 44 million. The Company has filed appeals with the District Court contesting these assessment orders, which as of the date of this Annual Report are still pending. During 2011, the Company received deduction assessment for the years 2005-2008 and the amount claimed under this assessment totaled NIS 32 million. This amount is based on the Income Tax Authority stand on the issues under dispute, as well as National Insurance assessments that are based on the Income Tax Authority assessments above, which require additional payments of NIS 27.5 million for the years the 2001-2004. The Company is negotiating with the Income Tax Authority and the National Insurance in order to settle the dispute. In the opinion of the Company and its advisors, the provisions included in the Company's financial statements are sufficient to cover the potential liabilities.

In July 2007, the Israeli Tax Authority issued to the Company value added tax assessment for the years 2001-2006 in the amounts of approximately NIS 22 million in connection with the subject matter of the foregoing deduction assessments. The Israeli Tax Authority did not accept most of the Company's position, although it agreed to reduce the total amount to approximately NIS 16.3 million.   In February 2009, the Company filed an appeal with the District Court, and as of the date of this Annual Report, the Company is negotiating with the Israeli Tax Authority in order to settle the dispute. In the opinion of the Company and its advisors, the provisions included in the Company's financial statements are sufficient to cover the potential liabilities.

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

We have been involved in a number of asset transfers and transactions for which we received pre-rulings from the Israeli Tax Authority in connection with the tax consequences of such transactions. Those transactions included:

•	Transfer of assets between Mega and BSRE in 2009;
•	Transfer of retail activities between Alon Holdings and Mega in 2009 and merger of Hyper Hyper and Shefa Shuk into Mega in 2009;
•	Organization and restructuring of Bee Group in the years 2006 to 2008;
•	Splitting of gas activity from Dor Alon;
•	Purchase by Alon Holdings of shares in Dor Alon; and

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

In March, 2011, our indirect subsidiary in which we currently hold 70.1%, received a mobile virtual network operator license (MVNO license) from the Israeli Ministry of Communications. We may be required to invest resources in order to develop the business. We cannot guarantee that the cellular services business will be profitable.

In March 2011, Alon Cellular Ltd., our indirect subsidiary in which we hold 70.1% ("Alon Cellular"), received a mobile virtual network operator license (MVNO license) from the Israeli Ministry of Communications. The MVNO license will enable Alon Cellular to enter the Israeli communication market and add cellular services to the services that the Company offers to its customers. In December 2011, Alon Cellular have entered into an agreement with Partner Communications Ltd. for launching cellular services in an MVNO model, which will enable Alon Cellular to offer cellular services. For additional information, see "Item 4. Information on the Company - A. History and Development of Alon Holdings".

Our expansion into the cellular business will require us to enter a new business in which we have limited experience and where competitors are experienced and have stronger market positions. We may not be able to successfully compete against our more experienced competitors in the cellular services market, particularly given the high penetration of the Israeli mobile telephone market.

In addition, the telecommunications market in Israel is complex and is highly regulated. We may be required to devote substantial management attention and resources to develop the new business. Current and future regulations will limit the manner in which we may conduct our business and may increase our costs. We cannot guarantee if or when our cellular services business will be profitable.

We are exposed to, and currently are engaged in, a variety of legal proceedings, including class action lawsuits.

We sell goods to millions of consumers on a daily basis. As a result of the scope and magnitude of our operations we are subject to the risk of a large number of lawsuits, including class action suits by consumers and consumer organizations. These actions are costly to defend and could result in significant judgments against us. Recent years have been characterized by a substantial increase in the number of requests for certification of class actions filed and approved in Israel, including against us, and this trend is expected to continue. Currently, we are engaged in various material legal proceedings, many of which are for substantial amounts. Should these requests to certify lawsuits against us as class actions be approved and succeed, this may have a material adverse affect on our financial results. For a summary of legal proceedings against us, see "Item 8 - Financial Information - A. Consolidated Statements and Other Financial Information - Legal Proceedings".

Risks Related To Our Acquisition of Dor Alon Shares

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

The name of the Company was changed to "Alon Holdings Blue Square – Israel Ltd." on July 17, 2010.

On October 4, 2010, Alon Holdings completed its acquisition of all the shares of Dor Alon Energy in Israel (1988) Ltd. (“Dor Alon”), a publicly traded company listed on the Tel Aviv Stock Exchange (“TASE”), that were held by Alon Israel Oil Co. Ltd. (“Alon”). The shares acquired represented approximately 80% of the outstanding shares of Dor Alon, and in exchange, Alon Holdings issued 20,327,710 ordinary shares to Alon (the “Acquisition”). Dor Alon is one of the four largest fuel companies in Israel based on number of fueling stations and is a leader in the convenience stores sector. Under the terms of the Acquisition, in exchange for each share in Dor Alon, Alon Holdings issued to Alon 1.8 ordinary shares of Alon Holdings. Immediately following the Acquisition, Alon's direct and indirect ownership interest in Alon Holdings increased to approximately 78.35% of the outstanding share capital of Alon Holdings, from approximately 68.62% of the outstanding share capital of Alon Holdings. For further information on the Acquisition, see “Item 7. Major Shareholders and Related Party Transactions Acquisition of Controlling Share in Dor-Alon Energy In Israel (1988) LTD."

On March 13, 2011, we announced that Alon Cellular Ltd., our indirect subsidiary in which we hold 70.1% ("Alon Cellular"), was informed  by the Israeli Ministry of Communications that it had received a mobile virtual network operator license (MVNO license). The MVNO license will enable Alon Cellular to enter the Israeli communication market and add cellular services to the services that the Company offers to its customers. In connection with the Company’s plans to enter the cellular communications market by becoming an MVNO, In December 2011, Alon Cellular entered into an agreement with Partner Communications Ltd. ("Partner") for launching cellular services in an MVNO model, which will enable Alon Cellular to offer cellular services and become a major player in Israel’s communications market. The launch date of such services is to be coordinated between Alon Cellular and Partner. Pursuant to the agreement, the payments by Alon Cellular to Partner (except for certain immaterial payments) are to be in accordance with the actual usage of traffic by Alon Cellular’s end users, as elaborated in the agreement. The term of the agreement is for three years, with an option to extend the term by Alon Cellular in one additional year. In addition, Alon Cellular has the option to terminate the agreement, at any time, against payment to Partner of an immaterial amount. Launching the services under the agreement and the scope of the services provided are at the full discretion of Alon Cellular and will depend, among other things, on future market conditions.

Other Recent Developments

The following is a description of certain events that have occurred during the last number of years:

•	Changes in our store formats, including:

•	The launch and expansion of “Mega In Town”, a discount supermarket brand designed to combine discount prices and convenience for neighborhood shoppers. As of December 31, 2011, we had 119 “Mega In Town” stores; this initiative has included the conversion of over 103 existing stores to the new brand;

•	The launch and expansion of "Mega Bool", a hard discount store format. As of December 31, 2011, this initiative included the conversion of 58 existing "Mega in Town", and "Shefa-Shuk" stores of various sizes to the new brand and the opening of an additional seven new "Mega Bool" stores;

•	Continuation of implementation of our strategy to establish our Eden Teva format as the leader in Israel's organic/health food market by expanding the number of organic/health food supermarkets operated by Eden Teva to 17 stores as of December 31, 2011, consisting of 11 independent branches and six Eden branches in Mega under the concept of a "store within a store.";

•	The launch and expansion of our private label called "Mega" that was expanded throughout our "Mega Bool" and "Mega in Town". As of March 31, 2012, the products that we sold under the "Mega" private label constituted approximately 13.5% of our supermarket sales";

•	The completion of the centralization of all of the financial activity, import and information systems of the Bee Group subsidiaries under a single modern logistics center during the second quarter of 2010;

•	The execution on June 3, 2010, by BSRE, Gindi Investments 1 Ltd. and an additional entity controlled by Moshe and Yigal Gindi (together with Gindi Investments 1 Ltd., "Gindi") (through two subsidiaries owned 50% by BSRE and 50% by Gindi), of agreements to acquire rights to a long term lease of property in the wholesale market site in Tel Aviv for the purpose of building and marketing on the property an apartment buildings complex and a shopping mall from the municipality of Tel Aviv and the Wholesale Market for Agricultural Produce in Tel Aviv Company Ltd.;

•	The launch of a new internet sale site, now known as "Mega@Internet", in October 2009;

•	The establishment of a joint loyalty plan (the "You Plan" or the “Loyalty Plan”) with Dor Alon in 2005, including the offering to our customers of a Diners Club Israel credit card bearing the name “You”, and the acquisition, together with Dor Alon, of 49% of the shares of Diners Club Israel Ltd., a subsidiary of Credit Cards for Israel Ltd. (allocated 36.75% to us and 12.25% to Dor Alon), the launching in 2009 of a new "You" Mastercard credit card and the expansion in 2009 of our customer loyalty plan through the launching of a new membership card in August 2009. As of December 31, 2011, the number of credit cards held by YOU customers was approximately 149,000 and the total number of loyalty club households was approximately 1,161,000 (see “Item 4. Information on The Company - B. Business Overview -Related Businesses”); and

•	The execution, on February 8, 2012, of an agreement between a corporation 55% controlled by Dor Alon (the "Corporation") and Sugat Sugar Refineries Ltd., pursuant to which the Corporation is to establish a power plant on its premises with total capacity of up to 124 megawatt. For additional information, see "Item 4. Information on the Company - B. Business Overview - Fueling Stations and Convenience Stores - Establishment of a Power Plant".

Capital Expenditures

In 2011, we invested approximately NIS 356.5 million, or $93.3 million, in property and equipment, intangible assets and investment property, a 9.6% increase from our 2010 investment of NIS 325.2 million. Of our investment in property, and equipment and investment property in 2011, we invested NIS 193.4 million, or $50.6 million, in land and buildings, including land that we lease and investment property, as compared with NIS 164.1 million in 2010.

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

As of December 31, 2011, we had 211 supermarkets with brands including "Mega Bool", "Mega In Town", "Zol BeShefa", "Eden Teva". In addition, as of December 31, 2011, we had 248 Non-Food retail outlets (mostly through franchisees) under the control of our subsidiaries, Bee Group Retail Ltd. ("Bee Group") and Mega Retail, under the brand names Naaman, Vardinon, Sheshet, Kfar Hasha’ashuim, Dr. Baby and All for a Dollar.

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

Our activities are carried out via our consolidated subsidiaries, including Mega Retail, which has supermarket retail activities, Dor Alon, which operates a chain of fueling stations and convenience stores, Bee Group and Mega Retail, which conducts non-food retail activities, and BSRE, which owns and invests in yield-generating commercial real estate and projects. As of March 31, 2012, Alon Holdings owned 100% of the outstanding shares of Mega Retail, 78.38% of the outstanding shares of Dor Alon, 100% of the outstanding shares of Bee Group, and 78.22% of the outstanding shares of BSRE. The balance of BSRE shares and Dor Alon shares is publicly held and traded on the Tel Aviv Stock Exchange.

As of December 31, 2011, Mega Retail and its direct subsidiaries were the owners of all 211 of our supermarkets. As of December 31, 2011, the consolidated assets of Mega Retail and its subsidiaries aggregated approximately NIS 1.8 billion, or $471 million. Mega Retail’s assets constitute approximately 20% of our total consolidated assets at that date.

As of December 31, 2011, Dor Alon also operated 198 convenience stores, including 149 convenience stores branded “Alonit” and “Super Alonit” (we refer to these stores as Alonit convenience stores), and 49 convenience stores operated by the AM:PM chain of stores. Two convenience stores were operated by third parties. As of December 31, 2011, the total consolidated assets of Dor Alon and its subsidiaries aggregated approximately NIS 3 billion, or $785 million. Dor Alon's assets constitute approximately 33% of our total consolidated assets at that date.

As of December 31, 2011, we were the owners, through our subsidiaries, of 101 of our Non-Food retail stores, while the remaining 147 of our Non-Food retail stores were owned and operated by franchisees. As of December 31, 2011, the consolidated assets of our non-food segment (excluding the stores owned and operated by franchisees) aggregated approximately NIS 400 million, or $105 million. Our non-food retail segment's assets constituted approximately 5% of our total consolidated asset at that date.

BSRE is the owner of all of our real estate properties, and its revenues are primarily derived from real estate lease payments received from Mega Retail and third parties. As of December 31, 2011, the consolidated assets of BSRE aggregated approximately NIS 2.7 billion, or $707 million. BSRE's assets constituted approximately 28% of our total consolidated assets at that date.

Our Strategies

Our strategy is: (i) to take advantage of our position as a leading retailer in Israel, by expanding our market presence and (ii) to capitalize on potential synergies and our internal reorganization in order to improve our operating efficiency. To achieve this goal, we intend to pursue a number of operating and growth strategies, which include:

•	increasing our market share by opening new stores, renovating and improving of existing stores, adjusting the format of our stores according to the needs of our customers, and, if necessary, closing stores with low performances;

•	expansion of the geographic spreading of the chain's stores in order to create accessibility to all the consumers in Israel, particularly in the northern part of Israel, in Jerusalem and in centers of neighborhoods and cities;

•	increasing our market share of “Non-Food” and “Near-Food” products and capitalizing on potential operating synergies between the food and Non-Food segments of the Company and the other subsidiaries of the Company, including increase of the sale of products of "Naaman", "Vardinon" and "Sheshet" in Mega Retail's supermarkets;

•	strengthening and increasing of our market share in the organic products market and the health food in order to become a leading company in the organic and health food market in Israel;

•	expansion of our "Mega" private label to include additional categories of products and increasing of the sales of the private label;

•	increasing operational efficiency, including by improving our distribution capabilities and IT systems;

•	focusing on improvement of the availability of our products in the stores and reducing events of shortage of products "on the shelves";

•	expanding and improving our You loyalty plan, by multiplying the number of credit card customers;

•	addition of new logistic centers and making appropriate preparations for the self arrangements of shelves in our stores;

•	launching in the coming year a mobile virtual network operator (MVNO), by exploiting our large selling's platform to market cellular products to our various customers. For additional information, see “Item 4. Information on the Company - A. History and Development of Alon Holdings“.

•	developing and expanding of the real estate segment by developing and improving of the existing real estate properties, maximizing of leasings, increasing building rights, and purchasing additional commercial real estate in Israel and abroad; and

•	combining our retail operations with those of Dor Alon with a view to achieving a strong foothold in the convenience store sector and capitalizing on potential operating synergies and cost savings between Dor Alon and the Company.

Supermarkets

General

The following table sets forth the change in the number of our supermarket stores (net of store closures) and supermarket store space as of the dates indicated:

	No. of Stores	Store Space (square meters)

As of December 31, 2007	185	342,705
As of December 31, 2008	194	354,500
As of December 31, 2009	203	365,000
As of December 31, 2010	206	366,000
As of December 31, 2011	211	377,650

The following table sets forth the selected operating data of our supermarket stores as of the date indicated:

	For the year ended December 31,
	2009	2010	2011	2011$
Selected Operating Data:	NIS (in thousands)			U.S. Dollars in thousands
Number of supermarket stores (at year end)	203	206	211	-

Increase (decrease) in same store sales(1)	(3.9%)	(0.8%)	(2.7%)	-

Total square meters (at year end)(2)	365,000	366,000	377,650	-
Supermarket sales per square meter (in NIS)	19,023	18,692	18,090	4,734
Supermarket sales per employee (in thousands)	997	1000	965	252

(1)	The percentage change in same store sales is the percentage change in sales of those stores that operated continuously during the entire reporting period of both the current year and that preceding it. Stores are not deemed to have operated continuously (and therefore not included as “same stores”) if such stores were permanently closed during the reporting period or the preceding period, were resized significantly during the period or were significantly renovated or expanded during the period. Store resizing is considered significant if it exceeds 5% or more of the store’s original size.
(2)	Based on an average total square meters at month end during the relevant year.

We have four supermarket store formats - Mega Bool, Mega In Town, Zol BeShefa and Eden Teva. Our "Mega Bool" chain stores are hard discount stores designed to provide customers with name brand quality at everyday affordable prices. The “Mega In Town” chain stores, located primarily in local neighborhoods and city centers, combine discount prices with convenience for neighborhood shoppers. Our “Zol BeShefa” chain stores are low priced stores oriented towards Israel’s growing ultra-orthodox population. In our "Eden Teva" stores, we focus on offering organic, natural and health food products. As of December 31, 2011, we operated a total of 211 stores consisting of approximately 377,650 square meters space.

We launched our “Mega In Town” supermarket format in August 2007 in order to bring discount shopping to the neighborhood and city centers. The initiative included the conversion of over 103 of our existing stores to the new brand. “Mega In Town” is a discount supermarket brand designed to combine discount prices and convenience for neighborhood shoppers. “Mega In Town” stores are differentiated by their reduced prices, narrowing the gap between them and those of Hard Discount centers located in peripheral areas. In addition, such stores offer a greater variety of items that were previously carried by our stores in residential areas.

On October 31, 2007, we acquired 51% of the outstanding shares of Eden Briut Teva Market Ltd. (“Eden Teva”) for a total consideration of approximately NIS 22.5 million. Eden Teva is one of Israel’s largest retailers of organic, natural and health food products, and as of December 31, 2011 operated 17 (including six Eden Stores within Mega) supermarket stores, specializing in organic, natural and health food products. As part of this transaction, (i) we provided Eden Teva with shareholder loans in the amount of NIS 47 million, (ii) we received the right to appoint a majority of the board of directors and a majority of the executive committee of Eden Teva, (iii) the other shareholders received various minority protection rights, and (iv) we agreed to provide all guarantees and financing required in connection with Eden Teva’s operations in the future, the repayment of existing shareholder loans in the amount of NIS 4.7 million, which have since been repaid, and the payment of a bonus to Eden Teva’s CEO. Eden Teva's CEO was granted a bonus in the amount of $2.5 million for 2011. In addition, during 2010, we launched a new Eden Teva store format by establishing Eden Teva branches within our existing large store formats under the concept of a "store within a store". As of March 31, 2012, Eden Teva operated 20 (including seven Eden Stores within Mega) supermarket stores. During 2012, the Company intends to improve the operating results of the Eden Teva stores.

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

In parallel, we also announced the launch of our new "Mega" line of private label goods that are sold in our "Mega Bool" and "Mega In Town" stores. Private label products provide customers with an attractive alternative selection of products that are comparable in quality to name brand products. We believe that our private label products enhance customer loyalty, differentiate our stores from those of our competitors and provide a competitive product to those offered by our suppliers. In addition, usually the average gross profit from private label products is higher than the average gross profit from other products. As of December 31, 2011 and March 31, 2012, the products that we sold under the "Mega" private label constituted approximately 14.9% and 13.5% of our supermarket sales, respectively.

Industry Overview

We estimate that retail sales of food, beverages and tobacco in Israel were approximately NIS 62.1 billion, or $15.5 billion, in 2011. This estimate is based on the data published by the Israeli Central Bureau of Statistics of the retail sales of food, drinks and tobacco in Israel in 2010 (2011 has not yet been published) and the growth of expenditure for the consumption of food, beverages and tobacco of household in Israel at current prices in 2011 (3.7%).

The retail sales of food, beverages and tobacco in Israel includes supermarkets, grocery stores, mini-markets and retail sales of fruit and vegetables, meat, poultry and fish. The supermarket retail chain market consists of two large chains: Shufersal and us, as well as other smaller but developing chains.

Based on data published by the Israeli Central Bureau of Statistics of the retail sales of food, drinks and tobacco in Israel, we estimate that approximately 33.7% of the total retail sales of food, beverages and tobacco in Israel in 2011 was made by the two large chains and approximately 42% of the estimated retail sales made by supermarkets, groceries and mini-markets in Israel in 2011 was made by the two large chains - a percentage that is considerably lower than the estimated market shares of the major supermarkets prevailing in Europe and the United States. Accordingly, we believe that there is an opportunity for us to grow correspondingly with the general growth of the supermarket sector in Israel.

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

Our market share in 2011 was 12.8% of the total retail market of food, beverages and tobacco. The market share of our competitor, Shufersal, based on its financial reports was approximately 20.9% in 2011. This market share is based on company revenue as a percent of the retail market for food, beverages and tobacco in accordance with the definition of the Central Bureau of Statistics for 2010 and the company's estimate for market growth of approximately 3.7% for 2011.

In recent years, we and our competitors have established or expanded low-price and hard discount store formats. In December 2008 we launched our "Mega Bool" hard discount store format to address the hard discount store market. In addition, smaller supermarket chains in recent years continued to aggressively increase their market share and expanded their presence in selected areas in Israel, often geographically beyond their original locations. The low barriers of entry, including the relatively low cost of establishing new smaller supermarket chains, have contributed to the increase in number and expansion of smaller supermarket chains in recent years.

Shufersal, the other major supermarket chain, which based on its financial reports held approximately 20.9% of the total Israeli retail market of food, beverages and tobacco in 2011 compared to our market share of 12.8%, has taken numerous initiatives in the last few years to improve its competitive position. During 2011, Shufersal significantly expanded its hard discount store format, "Shufersal Deal", and generated sales of NIS 11.5 billion (U.S. $3 billion) in the supermarket segment as opposed to our sales of NIS 6.7 billion (U.S. $1.7 billion). In addition, during 2012, Shufersal intends to significantly expand its commercial space and its health stores. The difference in market share may give Shufersal a greater competitive advantage in its dealings with customers, suppliers and other third parties. The competitive position of Shufersal, together with the expansion of smaller supermarket chains in recent years, has contributed to the intensified competition we experienced in recent years, particularly at our larger stores.

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

Supermarkets Operations

Our supermarket operations are conducted under the Mega Bool, Mega In Town, Zol BeShefa and Eden Teva store formats, which are among the most recognized retail names in Israel.

Our supermarkets offer a wide selection of supermarket goods. The mix of products of each supermarket format varies to address the preferences of its target customers. Many of our supermarkets offer specialty departments such as full service bakeries, delicatessens, fresh meat and prepared food departments; certain supermarkets also contain franchise operations, which sell a variety of goods. In addition, we offer a range of “Non-Food” and “Near-Food” items and operate several houseware departments within most of our large stores. Our private label, called "Mega," is offered throughout our "Mega Bool" and "Mega in Town" store formats. All of our supermarket stores operations are owned by Mega Retail and its subsidiaries, and Mega Retail leases the real estate underlying the stores that it operates from BSRE and third parties.

“Mega Bool” is our hard discount stores designed to provide customers with name brand quality at everyday affordable prices. “Mega in Town” is comprised of medium and small sized stores primarily located in city centers and local neighborhoods which combine discount prices with convenience for neighborhood shoppers; this format is designed to bring discount shopping to the neighborhood and city centers. “Zol BeShefa” is a format comprised of low-priced supermarkets with a selection of products designed to compete with local competition and also oriented to ultra-orthodox Jewish population. “Eden Teva” is comprised of supermarkets that specialize in organic, natural and health food products, operated by Eden Teva, which is 51% held by Mega Retail.

The following table provides certain information regarding our supermarket stores as of December 31, 2011:

Properties		Number	Square meters
Stores(*)	Leased from BSRE	93	160,000
	Leased	118	217,000
		211	377,000
Stores In Development	Leased	27	52,070
Offices	Leased from BSRE	2	9,800
Warehouses	Leased from BSRE	4	35,000
	Leased	1	2,500
Car park	Leased from BSRE		3,595
Total		245	477,465

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

Through our distribution center in Rishon Letzion, we can distribute products from suppliers, manufacturers and importers, thus reducing prices and broadening the range of available products. The distribution center is operated on a site of approximately 40,000 square meters. At this site, we operate approximately 20,000 square meters as warehouse space. We conduct the administration of the warehouse and distribution by means of a computerized system that consolidates orders from all the branches and other stores while giving consideration to inventory levels, store requests and company planning. In addition, the Company signed a development agreement to build an additional logistics and distribution center by the end of 2013, for which a building permit has been received. This new distribution center will have approximately 41,500 square meters. For more information, see "Item 4. Information of the Company – B. Business Overview – Real Estate – Description of Real Estate Properties - Kibbutz Eyal."

We purchase products for our supermarkets from approximately 1,000 suppliers, including manufacturers, importers and distributors. In 2011, approximately 82.9% of our grocery items and 92.9% of our meat and fish were delivered directly by suppliers to our stores. For certain other items, including 87.3% (in 2011) of fruits and vegetables, we provide distribution to our supermarkets through our distribution center. For the year ended December 31, 2011, approximately 22.4% of our supermarket purchases were of products distributed from our distribution center.

We actively seek to diversify our suppliers. However, we still purchase most of our dairy, fresh produce and poultry products from the Tnuva Corporation, which holds a leading position in the domestic dairy and poultry markets. In 2011, Tnuva’s products accounted for approximately 14.5% of all the products sold at our supermarkets. For more information on our arrangements with Tnuva, see "Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transaction – Arrangements with Tnuva."  In addition, the Strauss group, an Israeli food manufacturer, accounted for approximately 9.1% of all products sold at our supermarkets in 2011, and the Osem group accounted for approximately 8% of all products sold at our supermarkets in 2011. Because of our status as a leading food retailer in Israel as a result of which we are able to offer wide exposure on a national level, to these suppliers' products, and the fact that we maintain an excellent and long-standing relationship with Tnuva, Strauss group and Osem, we do not believe that there is a material risk of future stoppage of supply of products of these key suppliers. However, we do not have a written contract with Tnuva, Strauss group or Osem obligating them to supply products to us. In addition, in recent years, there has been a process of consolidation among our suppliers. As a result, our largest suppliers now account for a larger percentage of our product purchases. The ten largest suppliers for our supermarkets accounted for approximately 58.4% of our product purchases in 2011. We have not experienced any material problems in obtaining products of the quantity and type required.

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

In addition, we operate the Mega@Internet website which allows customers to place orders via the Internet 24 hours a day and to have the products in our stores delivered to our customers’ homes from a nearby store within a few hours. Likewise, customers may order products by phone (through a call center) or by fax. The service was provided in most of Israel as of December 31, 2011.

We aim to create an awareness of our supermarkets as offering a combination of broad selection, high-quality service and competitive prices. Our primary advertising outlets, in addition to point-of-sale marketing, are television, newspapers, radio, internet, billboards and direct mail. Store promotions are conducted from time to time in all our supermarkets, in specific chains or in individual stores. These promotions include, among other things, price reductions, gifts, coupons or deferred payment terms and are often available exclusively to members of our Loyalty Plan - "You", and the customer clubs of Zol BeShefa and Eden Teva.

The goal of our Loyalty Plan, which we established together with Dor Alon and which offers to our customers credit cards (Diners and Mastercard) bearing the name "You", or a membership card, is to promote customer loyalty to the Company and Dor Alon by, among other things, granting exclusive benefits to the Loyalty Plan members, including providing discounts and benefits at other businesses that joined the Loyalty Plan. In addition, through the Loyalty Plan the Company may provide other services such as personal finance, insurance products and tourisms packages. The benefits are advertised and disseminated each month via e-mail to the members of the Loyalty Plan.

The Loyalty Plan also owns a 50% share in the Israeli Hebrew-language free daily newspaper, Israel Post, the distribution of which began in August 2007, mainly in establishments such as Mega Retail supermarkets, AM:PM convenience stores and Dor Alon fueling stations.

As of July 2009, a joint company established by Mega Retail Ltd., Dor Alon Operating Service Station Ltd., a subsidiary of Dor Alon, and a third party began publishing and distributing a free daily newspaper called “Israel Post”, which is also distributed in Mega Retail stores, as well as in Dor Alon’s fueling stations and convenience stores and third parties. A majority of the revenue from this newspaper comes from selling advertisement space. Mega Retail believes that the partnership in this newspaper provides it with a marketing platform for Mega Retails’s network.

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

Price Control

The Israeli government is authorized to control the retail and wholesale prices of goods and services offered in Israel. At present, a few of the products we offer in our stores, certain bread, salt, eggs, milk and milk products and butter, are subject to government-imposed price controls. Any imposition of more extensive price controls in the future than those that currently exist may have a material adverse effect on our operating results. See “Item 3. Key Information – D. Risk Factors - Government-imposed price controls may have a material adverse effect on our operating results”.

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

In August 2006, the Restrictive Trade Practices Court approved a consent decree reached between the Commissioner and certain food suppliers. The consent decree is directed at the food suppliers listed therein and stipulates various prohibitions, conditions and restrictions that apply to these suppliers with regard to certain practices. The consent decree addresses the following arrangements:

•	Reduction in the number of suppliers. Suppliers are prohibited from being a party to an arrangement by which they influence the setting of the number or identity of competing suppliers’ presence at retail chains. Decisions regarding the number and identity of suppliers and their products’ quantities, kind or location on the shelf space are to be made by the retail chain without interference by suppliers.

•	Acquisition of shelf and off-shelf display space. A dominant supplier is prohibited to be a part of: (i) an arrangement granting an allocation exceeding half of the overall display area designated for the product category in which it has dominance; (ii) an arrangement the purpose of which or effect is granting exclusivity to one or more of the supplier’s products in an off-shelf display in which it has dominance (nevertheless, exclusive arrangement for off-shelf display for a limited discount period will not constitute a basis for enforcement measures under certain circumstances). In addition, arrangements with suppliers (as opposed to dominant suppliers) regarding allocation of shelf area or off-shelf display, if not prohibited according to the decree, may not exceed a period of one year (the retail chain and the supplier may enter into a new arrangement at the end of the one year term, provided the period of such new arrangement does not exceed one year and is in accordance with the provisions of the decree).

•	Category management: Unless prior approval of the antitrust authorities is obtained, a dominant supplier is prohibited to be party to an arrangement whose purpose or effect is the supplier involvement (including as advisor) in the process of category management (nevertheless, a retail chain may consult with a supplier regarding innovations in this area).

•	Shelve arrangements: Whereas in his position document, the Commissioner determined that the use of suppliers’ representatives to physically arrange the shelves in the chains’ stores constitutes a restrictive arrangement, the suppliers disagree with this position, and the Commissioner agreed not to take enforcement measures with regard to such arrangements for 30 months, as long as such arrangements satisfy certain conditions. In February 2009, the above period was extended by 36 months, until February 2012. The Commissioner has indicated that it will no longer permit such practices. In February 2012, the Company submitted a request for an exemption from restricted agreement for 21 months (until September 2013) in order to make the appropriate preparations for self arrangements of shelves in the chains’ stores, although the Company believes that such arrangements are not restrictive arrangements. As of the date of this Annual Report, the Commissioner is reviewing the request and agreed not to take enforcement measures with regard to such arrangements until his decision on the request. We don't know if he will grant this request.

•	Discounts and rebates in exchange for meeting sales targets. A dominant supplier may not be party to an agreement whose objective or effect is the grant of benefits to the retail chain in connection with meeting sales targets for the products in which the supplier has dominance, unless the benefit is given only as a discount to the purchase of units sold in excess of the supplier’s sales basis in the chain and is restricted to these units alone. The prices of units sold in excess of the sales goals shall not be lower than the production costs of these units. In addition, a dominant supplier is prohibited from sanctioning a retail chain for failure to meet monopolistic sales targets regarding products for which the supplier possesses monopolistic power.

•	Setting market share. A supplier is prohibited from being a party to an arrangement whose purpose or effect is to determine the supplier’s market share (or restricting the market share of competing suppliers) in the chain’s sales.

•	Exclusivity in sales: A supplier is prohibited from entering into the following arrangements with retail chains without the prior approval of the antitrust authorities: (i) an arrangement whose purpose or effect is to restrict the ability of competing suppliers to respond to sales conducted by such supplier by way of lowering their prices and (ii) an arrangement whose purpose or effect is to restrict the ability of competing chains to respond to sales conducted by another chain, including by way of commitment of the supplier not to offer a similar sale to competing chains.

•	Price dictation by supplier. A supplier is prohibited from setting the consumer price of its products sold in the chain and from intervening in chain decisions regarding the setting of the consumer price of its products or of its competitors’ products. Nevertheless, a supplier may recommend the resale consumer price of its products to the chain, provided that the supplier takes no action to enforce such recommendation.

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

Fueling Stations and Convenience Stores

General

We operate retail outlets and convenience stores and market petroleum products in Israel through Dor Alon, our direct subsidiary in which we held 78.38% as of March 31, 2012. Dor Alon’s activity includes three primary fields of operation:

•	Retail Outlets and Convenience Stores - Dor Alon supplies motor fuels, motor oil and other petroleum products to a network of public retail outlets operating under the “Dor Alon” brand. Dor Alon’s public retail outlets consist of four formats: stand-alone gasoline service stations, Alonit convenience stores (with gasoline service stations), travel centers (commercial centers that include a gasoline service station) and “AM:PM” stores, a leading convenience store brand in the Tel Aviv metropolitan region offering merchandise and food products, most of which operate 24 hours a day and seven days a week. Dor Alon also supplies motor fuels and other petroleum products to internal fueling stations in Israel located primarily on kibbutzim and moshavim (cooperative communities).

•	Direct Marketing - Dor Alon supplies fuel oil and other petroleum products, including Liquefied Petroleum Gas (“LPG”), directly to residential and commercial customers as well as governmental entities and is the exclusive Israeli supplier of petroleum products to the Palestinian Authority in the Gaza Strip.

•	Marketing of Jet Fuel - Dor Alon supplies jet fuel to commercial airlines.

Retail Outlets and Convenience Stores

As of December 31, 2011, Dor Alon supplied motor fuels, motor oil and other petroleum products to a network of 196 retail outlets operating under the “Dor Alon” brand. Integrated into most of Dor Alon’s public retail outlets are Diesel Fueling Centers (“DFC”) that sell diesel fuel for large vehicles such as trucks and buses at preferential terms. Dor Alon also supplies ARAL lubricants and Texaco lubricants in Israel.

As of December 31, 2011, Dor Alon operated 198 convenience stores, including 149 convenience stores branded “Alonit” and “Super Alonit” (we refer to these stores as Alonit convenience stores), and 49 convenience stores operated by the AM:PM chain of stores. 195 convenience stores are operated by the Alon Group, and three convenience stores are operated by third parties. All the stand alone convenience stores are leased for different periods.

The Dor Alon Retail Outlets and Convenience Stores network is divided into complexes owned by Dor Alon, complexes in which Dor Alon has a long term lease (most of which are jointly owned or leased in equal shares with third parties) and complexes owned by third parties. As of December 31, 2011, Dor Alon (either solely or through joint companies or partnerships) owned or held under lease and operating agreements 160 commercial and fueling sites. The other 36 Retail Outlets and Convenience Stores are operated by third parties, under the Dor Alon brand who have entered into supply agreements with Dor Alon for petroleum products. The Retail Outlets and Convenience Stores include four travel centers along the Cross-Israel Highway (Israel’s first toll road) that Dor Alon has the exclusive rights to operate for a 30-year period beginning in June 1999.

The Retail Outlets and Convenience Stores sector demands substantial capital investment (the cost of establishing a refueling and commercial complex is estimated at NIS 4-5 million, not including the cost of land) and competition is fierce. Most of the competition relates to the acquisition of rights to establish new commercial refueling complexes and around obtaining commitmets from existing fueling stations. In the last few years, there have been a number of developments in this sector, including:

•	intensified competition in marketing products to end users;

•	an increase in the investments necessary to build a new fueling station due to a number of regulatory developments;

•	the prevailing trend of developing and implementing a business strategy for converting fueling stations into refueling and commercial complexes in all the large fuel companies;

•	relief in regulatory requirements regarding planning and authorizing new fueling stations; and

•	the ratification of amendment 4 to the National Land Planning Program for Refueling Stations – NLP 18.

Dor Alon adds retail outlets to its network by either developing a new commercial and fueling sites or, less frequently, entering into an agreement with the owner of an existing commercial and fueling sites whose supply contract with another fuel company has expired. Developing new commercial and fueling sites often takes several years and requires compliance with numerous laws and regulations.

Dor Alon anticipates opening and operating an additional 14-18 commercial and fueling sites during 2012 and 2013. Dor Alon has plans and agreements to plan, establish and operate additional fueling stations, and these stations are currently in different stages of authorization and establishment.

Dor Alon has a cooperation agreement with a third party to establish through a joint company a nationwide chain of SegaFredo “espresso-bars” to be located in Dor Alon’s retail outlets. As of December 31, 2011, Dor Alon’s retail outlets included 16 SegaFredo cafes that were operated by a joint company. In addition, most of the Alonit convenience stores include a small coffee bar.

Customers of Dor Alon’s Retail Outlets and Convenience Stores consist of the public at-large and, to a lesser degree, drivers of fleet vehicles (referred to as fleet customers). Fleet customers use electronic fueling cards or vehicle mounted devices to refuel their vehicles, with payment for the fuel products to be made at a later date, on a consolidated basis. The electronic fueling cards are also offered to private customers. Customers utilizing electronic fueling cards enjoy preferential fuel prices and terms of payment, which Dor Alon believes leads to concentrated buying by fleet customers from Dor Alon.

Internal Fueling Stations (fleet stations)

As of December 31, 2011, Dor Alon supplied motor fuels to 170 internal fueling stations operating under the Dor Alon brand. Internal fueling stations are stations in Israel located on the premises of kibbutzim and moshavim, as well as some DFCs that are not integrated with retail outlets. Fuel products sold in internal fueling stations are designated for a defined group of customers, such as inhabitants of the kibbutzim and moshavim, who receive preferential fuel prices and payment terms.

Dor Alon also holds 50% of a joint company together with a certain third party (50%) which operates internal stations located in moshavim. Dor Alon supplies this jointly held company with motor fuels and other petroleum products. As of December 31, 2011, this joint company operated and supplied motor fuels and other petroleum products to 83 internal fueling stations operating in moshavim.

Industry Overview

Recent Developments in the Israeli Fuel Market

The Recommendations of the Trachtenburg Committee

In July 2011, a public protest began in Israel with regard to high housing costs. In response to these protests, in August 2011 the Israeli Government formed the Trachtenburg Committee whose role, inter alia, was to examine the living costs in Israel and the influence that the lack of competition in the marketplace has had on these costs and to propose solutions to these issues. For additional information on this matter, see "Risks Related To Fueling Stations and Convenience Stores - The recommendations of the Trachtenburg Committee may have a material adverse effect on Dor Alon's results of operations" and "Risks Related To Our Business As A Whole – Establishment of government committees and protests against high cost of living may adversely affect our business".

Control on the Reducing of the Gasoline's Marketing Margin

On August 31, 2011, Dor Alon received from the Israeli Ministry of Energy and Water an order pursuant to which the Ministers of Treasury and National Infrastructure decided to reduce the marketing margin in connection with the sale of full service gasoline. For additional information on this matter, see "Risks Related To Fueling Stations and Convenience Stores – Dor Alon is exposed to risks associated with changes in regulatory arrangements which may influence the financial results of Dor Alon ".

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

As consideration for the Services, since 2006, the quarterly management fees paid by Dor Alon to Alon equal the aggregate of 3% of Dor Alon's EBITDA profits according to Dor Alon's quarterly consolidated financial statements, but not more than NIS 1,250 thousand on a quarterly basis, linked to the consumer price index as of December 2004. In 2010, Alon received approximately NIS 5.7 million for the Services, and in 2011, Alon received approximately NIS 5.9 million for the Services.

In December 2010, a new management services agreement was approved by the general shareholders of Dor Alon after receiving the approval of the audit committee, which replaced the previous one. The new agreement will terminate in December 2015, subject to the required approvals pursuant to the Companies Law. The terms of the new management services agreement are substantively similar to those set forth in the original agreement.

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

Marketing

Direct Marketing

Dor Alon and Dorgas (a wholly owned subsidiary of Dor Alon) distribute petroleum products, including fuel oil, diesel, LPG, kerosene, naphtha and bitumen directly to commercial, industrial, institutional and residential customers as well as governmental entities. They also supply, install and maintain customer end-user equipment, such as fuel tanks and LPG balloons, related to the petroleum products they supply. The direct marketing of LPG is coordinated solely by Dorgas.

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

Private sector clients are mostly domestic customers and small businesses that use refined oil for heating and cooking, private homes, apartment buildings and small businesses. As of December 31, 2011, Dor Alon had approximately 102,000 domestic customers. Agreements with domestic customers are for fixed periods, with the agreement renewing automatically at the end of each period, with no need for any further notice.

Dor Alon is the exclusive Israeli supplier of certain petroleum products to Gaza Strip. In 2008 and 2009, sales to the Palestinian Authority sharply decreased as a result of operation "Cast Lead." In 2010, sales to the Palestinian Authority decreased as a result of reduction of supplies pursuant to instructions issued by Israel’s Ministry of Defense. During 2011, Dor Alon provided relatively small quantities of LPG and other petroleum products, some of which was ordered by the Palestinian Authority and some of which was ordered by donor countries

Marketing of Jet Fuel

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

In November 2005, Dor Alon and Alon Holdings established the “YOU” Loyalty Plan in order to promote customer loyalty to Dor Alon and Alon Holdings by, among other things, granting exclusive benefits to the Loyalty Plan members and providing discounts and benefits at other businesses that would join the Loyalty Plan. Mega Retail is also part of the YOU” Loyalty Plan. For more information on the Loyalty Plan, see “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions – Transactions with Dor Alon in Connection with Establishment of a Joint Loyalty Plan.”

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

Other Activities

Establishment of a Power Plant

In February 2012, Dor Alon Energy Centers, a limited partnership under the control of a subsidiary of Dor Alon (55%) and a third party (45%) (the "Partnership"), entered into an agreement with Sugat Sugar Refineries Ltd. ("Sugat"), according to which, the Partnership will plan, finance, establish, maintain and operate a power plant in Sugat's industrial area, consisting of an energy output of up to 124 megawatts. In the first stage, the energy output of the plant shall be between 55 to 62 megawatts.

Through the use of the power plant, the Partnership is to provide Sugat's energy requirements until January 2037, pursuant to the terms of the aforementioned agreement. Sugat has the option to extend the term of the agreement following the first stage of the agreement.

The Partnership will be authorized to sell electricity and steam manufactured at the facility also to third parties. It was also determined that the prior to the first stage, the Partnership is to connect Sugat's plant to Israel's main natural gas pipeline, convert the plant into a dual function system which will enable Sugat to use both oil and natural gas and operate and maintain the facility, in accordance with the terms of the agreement.

On March 1, 2012, the Partnership entered into an agreement with Israel Natural Gas Ltd. (INGL) for the purpose of connecting Sugat's facility to Israel's main natural gas pipeline and providing for transportation of natural gas using INGL's services (the "INGL Agreement").

In the framework of the INGL Agreement, INGL will establish the necessary foundations, including building the structures enabling streaming of natural gas to Sugat's plant (during the stage of conversion of Sugat's existing energy facility into a dual function system which allows operation both by oil and natural gas), and installing the necessary foundations which provide natural gas to the plant that the Partnership is planning to establish in Sugat's industrial area.

The agreement is in effect until July 31, 2029 with an option to extend for an additional five years.

In the framework of the INGL Agreement, the Partnership will bear the costs of the connection to the main pipeline which is estimated to be approximately NIS 15 million. Additionally, the Partnership undertook to pay annual payments to INGL which are not considered material for the main pipeline services until the termination of the agreement, whether the Partnership chooses to use main pipeline services or not.

Government Regulation

Environmental regulation

In its retail outlets and convenience stores business, Dor Alon is subject to various laws and regulations aimed at preventing damage to the environment (mainly air, water and soil contamination), including the following laws and regulations:

•	The Water Law, 5719-1959, or the Water Law, provides for the protection of all water resources in Israel and imposes liability on those who, by action or lack thereof have caused and/or may cause contamination of water sources. The Water Regulations (Prevention of Contamination) (Fueling Stations), 5757-1997, promulgated under the Water Law, or the Water Regulations, which provides regulations for the construction of fueling stations, and directives issued by the Commissioner (as defined under the Water Regulations) concerning the planning, construction and operation of fueling stations, including the insulation and protection of fuel tanks.

•	The Environmental Protection Regulation, 5768-2008, which increases the penalties determined in other environmental laws.

•	The Clean Air for Israel Law, 5768-2008, effective as of January 2011, will constitute the framework for regulation of the quality of the air and emission of pollution caused mainly by large industrial plants. This law provides for restrictions and prohibitions regarding the sources of emission and contains provisions related to the prevention and reduction of air pollution.

•	The Dangerous Goods Law, 5753-1993, which imposes an obligation to obtain a permit to handle dangerous substances.

•	Business Permits. In order to obtain permits to operate fueling stations, Dor Alon must install devices at some of its stations to prevent over-filling of underground fuel tanks as well as devices to prevent spillage during unloading of fuel tanks. At several of its fueling stations, Dor Alon is required to perform soil surveys in order to identify soil and groundwater contamination. The cost of treatment of soil or groundwater contamination at a retail site typically does not exceed a few million shekels, depending on the extent of the contamination.

Dor Alon is aware of environmental law proposals including, inter alia, proposals to encourage the use of more environmentally friendly vehicles, restricting the approval of building plans in contaminated areas and reducing gas emissions. One of these proposals is the Bill for Preventing Land Contamination and Treatment of Contaminated Lands, 5771-2011 which, among others, defines the term "Contaminated Land", prohibits contamination of lands and disposal of contaminate materials, establishes a fund for rehabilitation of contaminate lands, authorizes a commissioner and defines its governance enforcement authority, including monetary sanctions, and establishes a criminal offense for breaching the law. These law proposals may influence Dor Alon’s financial results if the laws are approved. At this stage, Dor Alon cannot estimate which of the bills will be approved or rejected.

Dor Alon invested approximately NIS 3 million in 2011 in order to satisfy the environmental laws and regulations. This amount does not include the amounts invested in the planning and construction of new fueling stations, which are also required by such statutory provisions. Some of the actions performed by Dor Alon were also implemented in the wake of demands by the Israeli Ministry of Environmental Protection and the Israeli Water Commission. Dor Alon expects to invest an additional NIS 6 million in each of the next two years in the implementation of the laws and regulations related to the operation of Dor Alon’s fueling stations.

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

Dor Alon reached an arrangement with the Israeli Ministry of Environmental Protection regarding the execution of an eight year plan for identifying and treating contaminations at 54 fueling stations operated by Dor Alon built before 1997. In addition, Dor Alon reached an understanding with the Ministry of Environmental Protection concerning a vapor recovery system (referred to as Stage 2) in fuel stations located in residential areas. Pursuant to the understanding, over a period of four years,

Stage 2 will be installed in fuel stations located within 40 meters of residential areas and will cost approximately $70,000 per fuel station.

Additionally, and without derogating from Dor Alon’s obligations above, in September 2011 and in January 2012, the Ministry of Environmental Protection issued directives pursuant to which Dor Alon would be required to install vapor recovery systems in each of its fuel stations located within 80 meters of residential areas; and in all other fuel stations by the end of 2015. Pursuant to the aforementioned directives, Dor Alon is required to install the steam recycling system in 36 fueling stations by the end of 2013; and in additional 82 fueling stations by the end of 2015. This initiative will cost approximately $70,000 per station.

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

Other Government Regulation

Dor Alon, as a fuel company, is subject to various other laws and regulations, including laws and regulations that:

•	The Planning and Building Law, 5725-1965, or the Planning and Building Law, which provides that any use of property must be done in accordance with the designated purpose of the property. Often, the permit for establishing fueling stations involves changing the designated purpose of the property. Under the National Land Planning Program for Refueling Stations NLP 18 – 1986, promulgated under the Planning and Building Law, or NLP 18, the issuance of permits for fueling stations are subject to different conditions and criteria such as, inter alia, the prevention of safety, environmental and transport hazards, minimal distance between fueling stations and minimal distance between gas containers and pumps and residential buildings.

•	impose duties of licensing and obligations to obtain various permits from various governmental authorities, including the police, the Ministry of Environmental Protection, the Ministry of Industry, Trade and Labor, the fire department and the relevant zoning committees. As of the date of this Annual Report, there are a few indictments or sentences pending against Dor Alon and its subsidiaries regarding the operation of fueling stations and/or convenience stores without permits. A number of indictments are pending against Dor Alon and its subsidiaries with respect to fueling stations and convenience stores concerning the operation of fueling station and convenience stores without permits. With respect to five fueling stations and with respect to three convenience stores closure orders have been issued. These closure orders have been suspended for a short period of time in order to obtain the appropriate permits;

•	establish the duty of fuel companies to maintain an inventory of fuels for emergency purposes, the expenses of which are paid by the Israeli Fuel Administration, and to maintain, at their own expense, a supply of diesel fuel that is not an emergency supply;

•	impose an excise tax on the supply of fuel from ORL and on the release of fuel from customs;

•	prescribe a maximum consumer price for 95 octane gasoline;

•	impose restrictions on operations of fuel companies aimed at promoting competition in the fuel market, including restrictions with respect to the terms of exclusivity agreements between fuel companies and the unrelated owners of fueling stations and restrictions on the location of new fueling stations;

•	impose restrictions on the planning and establishing fueling stations and retail stores;

•	impose anti-trust prohibitions under the Antitrust Law, including with respect to price setting and exclusive long term (over three years) supply agreements between gas supply companies, such as Dor Alon, and fueling stations (which are not owned by such companies);

•	regulate the storage of fuel;

•	prohibit fuel companies from selling fuel products to illegal fueling stations;

•	impose restrictions on the establishment of internal fueling stations located primarily on kibbutzim and moshavim;

•	impose restrictions on the operation of fueling stations and convenience stores on the Jewish Sabbath (Saturday) and regarding a permit to employ Jewish workers on Saturday. Dor Alon does not possess such a permit. Most of Dor Alon’s fueling stations and convenience stores are open during the Jewish Sabbath. Under Israeli law, employment of workers in violation of the law is subject to a fine or imprisonment of up to a month, or both. The convenience stores in the AM:PM chain of stores also operate during the night and on Saturdays. On the basis of information obtained from Dor Alon, in the cities in which AM:PM operates there are municipal regulations restricting their activity during the night and on Saturdays. Most of the AM:PM stores have obtained permits to operate at night; and

•	set provisions pertaining to safety in the marketing and supply of fuel and LPG.

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

For additional information regarding government regulations relating to our Retail Outlets and Convenience Storessegment, please see “General Government Regulation for our Supermarket and Non-Food Retail Segments” below.

Fueling Stations and Convenience Stores Strategies

Our strategies in our fueling station and convenience stores segment is to continuously expand our fueling station coverage in Israel and expand our convenience stores, both as part of our fueling stations and on a stand alone basis. To achieve this goal, we intend to pursue a number of operation and growth strategies, which include:

•	expanding our national presence of fueling stations and commercial retail centers, while giving preference to developing fueling complexes and public fueling stations in urban areas (including small stations);

•	strengthening and expanding the various services and products offered to customers in the fueling and commerce complexes, as well as improve the quality of those services and observing environmental regulations;

•	increasing sales in the convenience store sector in order to increase its relative market share in this sector by expanding convenience store chain in the existing fueling and commerce complexes, in new complexes, and through independent convenience stores (under the brands AM:PM, Alonit in kibbutzim, and Alonit in moshavim);

•	expanding the "Sega Fredo" coffee shop chain and launching new services such as: ATM machines, bill payment kiosks, cellular charging kiosks, and more. Moreover, "Alonit" launched stands under the "Alonit" brand for selling fast food in its branches in cooperation with a certain food company;

•	initialy operating a few of our convenience stores by franchises, and if such action will succeed, to operate additional convenience stores by franchises;

•	entering into city centers in which the number of fueling stations of Dor Alon is relatively small;

•	combining parallel activity of building and operating convenience stores in three segments (urban, village, and roadside complexes) in order to provide Dor Alon the basis for a national chain in the fueling and commerce segment;

•	preserving Dor Alon’s status as a leader in the computerized fueling sector for drivers of heavy vehicles, by various road services which are given to these customers in the fueling and commerce complexes, such as resting areas, showers, and more;

•	In the direct marketing sector, maintaining Dor Alon’s growth in the scope of sales, subject to maintaining profitability and proper diversification of its types of customers;

•	broadening Dor Alon’s presence and activities of the "YOU" club in its fueling stations and commercial retail centers;

•	diversifying Dor Alon’s fuel supply sources, including the importation of fuels;

•	expanding the marketing of Dor Alon’s private brand in the lubricant oil sector – "Doroil", while at the same time leveraging its international brands ("Texaco", "Chevron" and "Aral") in order to increase its market share in the oils marketing sector;

•	continuing to take part in tenders for the supply of petroleum distillates, which are mostly published by institutional bodies, subject to specific economic examination of each tender;

•	expanding Dor Alon’s fuel distribution suppliers in additional terminals;

•	entering into the sector of marketing natural gas for industry, which is subject to establishment of distribution systems by local franchises;

•	maintaining the joint operation with the international company Chevron-Texaco in the jet fuel sector;

•	in the power plants sector, maintaining operation in the private electricity sector and examining development of additional projects; and

•	continuing to invest in human resources while encouraging innovation, devotion, teamwork and improvement of administrative abilities.

The following table provides certain information regarding our fueling and convenience stores in the "Commercial and Fueling Sites" segment as of December 31, 2011:

Fueling stations	Owned (including leases exceeding 25 years)	34
	Leased (leases of up to 25 years)	126
	Supply agreements	36
		196
	Sites In Development (1)	69

	Internal stations (2)	170

Convenience Stores (3)	Owned	195
	Franchised	3
		198

Total		633

(1)	There is no certainty that permits will be granted for all sites.

(2)	Typically, our stations are in kibbutzim and Moshavim which are used by defined populations.

(3)	Convenience Stores: 149 Alonit stores are adjacent to fueling stations, and 49 AM:PM stand alone stores.

Non-Food Retail

General

As of December 31, 2011, we operated, through our subsidiaries and franchisees, a total of 248 non-food retail stores, 147 of which were operated by franchisees.

As part of our strategy to increase our market share of “Non-Food” and “Near-Food” products and to offer a wider selection of these products to consumers in our stores, in May 2005, we acquired 50% of the holdings of Bee Group Retail Ltd. ("Bee Group"), and by October 2010 we had increased our holdings in Bee Group to 100%. See "Item 10. Additional Information – C. Material Contracts – Purchase of Additional Shares in the Bee Group." Our non-food retail segment is concentrated into three sectors: (i) houseware and home textile, concentrated in our Naaman, Vardinon and Sheshet stores, (ii) toys and leisure, concentrated in our Kfar Hasha'ashuim and All for a Dollar stores, and (iii) baby and young children products, concentrated in our Rav- Kat and Dr. Baby stores. In 2010, we completed the centralization of all of the financial activity, import, and information systems of our non-food retail segment.

Our non-food retail segment holds and operates through subsidiaries large retail chains in Israel of houseware and home textile, toys, leisureand baby and young children stores, with 248 stores, located throughout Israel, owned and operated mostly by franchisees as of December 31, 2011. The chain operates under a number of different brand names: (i) "Naaman", which sells houseware products; (ii) "Vardinon", which sells home textile products and accompanying accessories; (iii) "Sheshet", which sells houseware and small electrical appliances; (iv) "Kfar Hasha’ashuim" (Toy Village), which sells toys; (v) Dr. Baby, which sells baby and young children accessories; and (vi) “All for a Dollar". The stores of our "Naaman", "Vardinon" and "Dr. Baby" chains are primarily owned and operated by us, while the stores of our "Kfar Hasha'ashuim", "Sheshet" and "All for a Dollar" chains are primarily owned and operated by franchisees. In addition to these stores, we have established houseware departments within most of our large supermarket stores.

As of December 31, 2011, Bee Group owned approximately 77.03% of the outstanding shares of Naaman Porcelain ("Naaman"), a company traded on the Tel Aviv Stock Exchange. Naaman is one of Israel’s major branded houseware retailers which imports and markets various houseware products, such as kitchen utensils, cutlery and dinner sets. As of December 31, 2011, Naaman had its own chain of 36 houseware stores, 8 of which are operated by franchisees, and is a supplier to Mega Retail. Naaman also sells its products to wholesale customers, including privately owned stores, retail chains, institutional customers, employee committees and sales promotion companies.

On November 22, 2011, Bee Group made a full tender offer to purchase 4,821,800 ordinary shares of Naaman that were not held by the group. The last date for accepting the tender offer was on November 22, 2011, and up to the date of this Annual Report, an acceptance notice of 1.48 million shares (10.18%) was received in return for NIS 9.7 million.

As of March 31, 2012, Naaman owned 100% of the share capital of Vardinon Textile Ltd. ("Vardinon"). Vardinon imports, designs and distributes home textile products and accompanying accessories, such as linen, towels and bathrobes under the brand name "Vardinon" and other products such as blankets, bed covers, curtains, pillows, other houseware products, candles and spa products. The products are distributed by Vardinon's chain of retail stores (41 stores as of December 31, 2011) and by wholesale to customers that include other wholesalers, retail chains, employee committees and catalogues. Vardinon and Mega Retail are parties to a services agreement. See “Item 7. Major Shareholders and Related Party Transactions - B. Related Party Transactions” for more information.

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

As of March 31, 2012, Naaman also owned 100% of the outstanding shares in Sheshet. The Sheshet chain sells houseware and small electrical appliances. As of December 31, 2011, Sheshet had its own chain of 43 houseware stores, 35 of which are operated by franchisees, and points of sale in approximately 195 supermarkets of Mega Retail.

In May 2011, the shares of Dr. Baby Marketing Ltd., a fully owned subsidiary of "Dr. Baby", were sold to Mega Retail; consequently, the Company has 100% control and ownership on the operations of Dr. Baby. Bee Group has the right to repurchase its former holdings in "Dr. Baby" from the Company.

On December 22, 2011, Mr. Ronen Levi, one of the chain's founders, was appointed by the board of directors of Kfar Hashashuim as the CEO of Kfar Hashashuim, and he was granted 10% of the issued and outstanding shares of Kfar Hashashuim and an option to purchase additional 10% of its issued and outstanding shares.

Industry Overview

The Non-Food retail sales of houseware in Israel include houseware departments in large retail chains, do-it-yourself retail chains, and private specialty stores and boutiques. The sale of these products through catalogs and internet sales sites has increased in recent years. We do not have enough information to assess our market share in this market, as most of our competitors are privately owned companies.

There are also many companies and distributors that market and sell home textile products to wholesale customers. We do not have any formal information about the size of the home textile market and the market share of the various competitors in this market; however, we estimate that our "Vardinon" chain is one of the leading retailers in the premium home textile market.

The non-food retail sales of baby products and toys in Israel include mainly smaller privately owned stores. We do not have enough information to assess our market share in these markets, as most of our competitors are privately owned companies.

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

In addition, the barriers of entry are low in some of the markets in which our non-food retail segment competes due to the price and availability of products from overseas suppliers, although the establishment of a network of stores throughout the country together with the required import and marketing of products requires a high level of investment. The entrance of new competitors may reduce our market share and may reduce the sale prices of our products and lead to a reduction in our profitability.

The merchandise we sell in our non-food retail business is varied, and we therefore compete in several different markets.

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

Non-Food Operations

As of December 31, 2011, we held and operated, through our subsidiaries, large retail chains with 248 stores, some of which are owned and operated by the subsidiaries and some 147 of which are owned and operated by franchisees as of December 31, 2011. The stores are operated under the following brand names: (i) "Naaman", which sells houseware products; (ii) "Vardinon", which sells home textile products and accompanying accessories; (iii) "Sheshet", which sells houseware and small electrical appliances; (iv) "Kfar Hasha’ashuim" (Toy Village), which sells toys; (v) Dr. Baby, which sells baby and young children accessories; and (vi) “All for a Dollar". The stores of our "Naaman", "Vardinon" and "Dr. Baby" chains are primarily owned and operated by us, while the stores of our "Kfar Hasha'ashuim", "Sheshet" and "All for a Dollar" chains are primarily owned and operated by franchisees. Since 2009, Bee Group, our wholly owned subsidiary, has established five specialized stores for household products that sell Naaman, Sheshet and Vardinon products under one roof.

The relationship with the franchisees is generally governed by franchise agreements between the relevant subsidiary ("Franchiser") and the franchisee. The majority of the franchise agreements provide for a term of 10 years with two renewal options, each for a period of five additional years. Under most of the agreements, the franchisee may terminate with prior written notice.

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

As of December, 31, 2011, our non-food retail segment had 147 material franchisee that operated, both on its own and with other third parties, 8 "Naaman" stores, 78 "Kfar Hasha’ashuim" stores, 25 "All for a Dollar" stores, 35 "Sheshet" stores, and 1 "Dr. Baby" store.

The following table provides certain information regarding our non-food retail stores as of December 31, 2011:

Non-Food Properties		Number	Square meters
Stores	Leased	76	16,000
	Franchise operated	23
	Franchises	147
		246	16,000
Stores In Development	Leased	2	300
Offices	Leased from BSRE	1	3,500
Warehouses	Leased from BSRE	1	24,000
	Leased	2	1,800
Total		252	45,600

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

As of March 31, 2011, we completed construction of our distribution and logistics center in Beer Tuvia, which is 100% held by BSRE, and which is used for storage and distribution of Non-Food and Near-Food products for our Non-Food chains and our supermarket stores. The distribution center is operated on an approximately 24,000 square meter site and is currently leased to Bee Group by BSRE. Including the initial expense of NIS 19.0 million to purchase the property, BSRE invested a total of approximately NIS 112 million in building the distribution center. In the year 2010, the distribution center only served Vardinon and Kfar Hasha’ashuim, and during the second half of 2011, this distribution center began to be fully used and also served Naaman, "Dr. Baby" and Mega Retail.

Marketing

Our main marketing channels for our Non-Food products are (i) the non-food retail stores operating under various brand name retail chains, (ii) non-food departments in our supermarkets and (iii) direct sales to wholesalers and institutional customers.

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

Since 2009 Bee Group has established five specialized stores for household products that sell Naaman, Sheshet and Vardinon products under one roof.

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

Business Permits

Some of our non-food retail stores do not have permits according to the requirements of the Business Permits Law, 1968. A lack of such permits by any store would be considered a breach of the tenancy agreement for such store, which would allow the landlord to annul the lease agreement. As of March 31, 2012, none of the landlords has made use of this right.

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

Non-Food Strategies

Please see the sections entitled "Business Overview- Our Strategies" and “Supermarkets – Supermarkets Strategies” above for a description of our strategies in our Non-Food segment.

Real Estate

Most of our real estate is currently used in connection with the retail operation of our stores.

Recent Activities in Our Real Estate Sector

Agreement with the Wholesale Market Company

On June 3, 2010, BSRE, Gindi Investments 1 Ltd. and an additional entity controlled by Moshe and Yigal Gindi (together with Gindi Investments 1 Ltd., "Gindi") (through two subsidiaries owned 50% by BSRE and 50% by Gindi), signed agreements to acquire rights to a long term lease of property in the wholesale market site in Tel Aviv for the purpose of building and marketing on the property an apartment buildings complex and a shopping mall from the municipality of Tel Aviv and the Wholesale Market for Agricultural Produce in Tel Aviv Company Ltd. (the "Wholesale Market Company").  The final agreements were signed on June 3, 2010 and received the approval of the Minister of the Interior. For more information on the transaction with the Wholesale Market Company, see "Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions – Agreement with the Wholesale Market Company."

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

Sale by BSRE of Half its Rights in Kiryat Hasharon Property

On July 4, 2011, BSRE and Harel Insurance Company Ltd. ("Harel") signed an agreement whereby Harel acquired half of the BSRE's rights in an investment property located in KiryatHasharon-Netanya (on which a commercial center is currently being erected) in consideration for approximately NIS 50.6 million. In 2011, BSRE recorded a gain from changes in fair value of the said investment property in the amount of NIS 20.5 million to its income statement.

Other Recent Activities in the Real Estate Sector

In July 2010, Gindi was awarded a tender to Build Operate and Transfer ("BOT") a parking lot in Tel Aviv ("Givon Parking") for approximately 1,000 parking spaces adjacent to the wholesale market project for a period of 23 years. In August 2010, BSRE joined Gindi in this project as a 50% joint venture partner. On October 11, 2011, BSRE received a notice from Tel Aviv municipality that all of the conditions to approve the BOT agreement of "Givon Parking" in Tel Aviv had been satisfied. In return for constructing the parking lot, BSRE and its partners will be entitled to operate and collect rental fees for parking for a period of 23 years from delivering the authority for use of property. On November 13, 2011 BSRE received the right to use the property for constructions work. BSRE estimates that construction will be completed during 2014. The total cost for establishing the parking lot, including related costs, is estimated at NIS 144 million ($38.8 million), and the share of BSRE is approximately NIS 72 million ($19.4 million). On December 12, 2011, BSRE and its partners signed an agreement with the bank for the funding of approximately 80% of the parking lot construction's costs, and the credit lines provided for financing the project were in the aggregate amount of NIS 60 million (approximately US $15.7 milllion). BSRE and its partners determined material issues regarding the construction and the management of the parking lot in which an unanimously decision is required, and principles regarding dilution of each of the parties' rights in the event that one of the parties will not invest the amounts that such party obligated to invest.

During 2011, BSRE invested a total amount of NIS 93 million, including investments in rental offices and land in areas used for commercial and industrial development. From this amount, BSRE invested approximately NIS 55 million in properties leased to third parties.

As of September 30, 2010, we had completed construction of our second distribution and logistics center, which, as of March 31, 2012, was held by a subsidiary wholly-owned by BSRE, and which is used for storage and distribution of Non-Food and Near-Food products for our Non Food chains and our supermarket stores. The distribution center is operated on an approximately 24,000 square meter site and is currently leased to Bee Group. Including the initial expense of NIS 19.0 million to purchase the property, BSRE invested a total of approximately NIS 112 million in building the distribution center. In addition, the Company intends to build a third logistics and distribution center within 24 months of receiving its building permit, which will be operated on an approximately 25,000 square meter site. Once the third distribution center is completed, our distribution centers will be operated on approximately 75,000 square meters. A request for a building permit for this third logistics and distribution center has been filed.

On September 11, 2008, BSRE acquired a 19 dunam property designated for a shopping center in Netanya with rights for 42,000 square meters of commercial spaces and offices. The cost of this property was approximately NIS 27 million. For additional information, see below "Commercial areas, including supermarkets brancheses – Property for a shopping center in Netanya".

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

The sale of Mega Retail's real estate property (and related leases) to BSRE was for an aggregate consideration of approximately NIS 463 million. As part of the consideration for the transaction, BSRE assumed Mega Retail's financial liabilities to a bank in an amount of approximately NIS 390 million that were attributed to the transferred properties and paid the Company the balance of NIS 68 million, representing the difference between the value of the transferred properties (less certain expenses associated with the transfer) and the assumed liabilities. BSRE financed the assumption of the liabilities by paying a bank NIS 140 million and entering into a loan agreement with the bank for a 15-year loan for the remaining amount of NIS 250 million. Pursuant to the loan agreement, BSRE must comply with certain financial terms and covenants. As of March 31, 2012, BSRE met these covenants. In addition, BSRE has pledged 13 of the transferred properties (including income from the lease agreements with Mega Retail) as collateral for the loan, and agreed that it will not grant any floating charge on its assets without prior consent from the bank.

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

Description of Real Estate Properties

Following the reorganization of our real estate activities, most of our real estate is owned by our 78.22% subsidiary, BSRE, and includes commercial areas which are mainly designated for the use of our supermarket branches and for the operation of our non-food retail chain, a 50% holding in Hadar Mall, small commercial sites, office buildings, logistics sites, our holdings in the Wholesale Market Company and additional undeveloped properties for use as commercial areas, office buildings, and logistics centers.

As of December 31, 2011, the total square meters of developed property that we owned was approximately 267,000 square meters, the total square meters of property in development that we owned was approximately 28,100 and the total square meters of unutilized building rights that we owned was approximately 182,000 square meters.

The following table provides certain details regarding our real estate properties of which we are the legal owner (including through long-term leases from the Israel Land Administration), as of December 31, 2011:

	Number of properties for use or rent	Area in square meter for leasing (property space)		Occupancy rate
Commercial areas, including supermarket branches	111	184,400	*	99.2%

Warehouses and Logistics Centers	5	65,700		100%

Offices	4	16,900		87.7%

Total Developed property	120	267,000		N/A

Total property in development-commercial areas	3	28,100

Total unutilized building rights		182,000

Wholesale market project		97,460	**

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

** BSRE’s share is 50%.

Below is a short description of a number of these properties:

Commercial areas, including supermarket branches

The properties designated for supermarkets are individual units or integrated units in buildings in industrial, residential or commercial areas. Some of the properties have parking lots and operational areas that are not included in the square meters calculated for lease. The majority of the supermarkets properties are leased to Mega Retail. Below are two additional commercial areas not designated for supermarkets that BSRE owns:

•	Hadar Shopping Mall - BSRE owns 50% of the property, which is located in the Talpiot industrial area in Jerusalem. The other 50% is held by a third party. The lease from the Israel Land Administration ends in 2021 with an option to extend the lease for an additional 49 years, subject to a fee. The two-floor mall includes 18,000 square meters of commercial space, including 780 parking places. The space is leased to third parties, including 4,700 square meters to Mega. As of March 31, 2012, the occupancy rate of the mall is 100%. The property is managed by a joint management company. BSRE and the third party have applied to the zoning committee for a permit for an additional commercial floor above the existing floors of 9,000 square meters, additional upper level parking and 6% additional building rights for commercial purposes and additional floors (the "Expansion Project"). On January 1, 2011, BSRE and the third party received a permit to build above the existing floors an additional commercial floor of approximately 12,000 square meters, additional service areas, and three upper level parking areas of approximately 22,000 square meters. During the first quarter of 2012,the building of the additional commercial floor and the parking areas has began and BSRE estimates that the construction will be completed by the second quarter of 2013. The estimated budget for the construction is approximately NIS 165 million (approximately US$ 43 million), including renovation of the current building.

•	Property designated for a shopping center in Netanya - a 19 dunam property with rights for 42,000 square meters of commercial spaces and offices. The cost of this property was approximately NIS 27 million. In the third quarter of 2010, BSRE began to construct a shopping mall of approximately 13,500 square meters on the first and second floors with an underground parking garage of approximately 12,000 square meters, as a first stage of development of the property. The property includes approximately 28,000 square meters of unutilized building rights which BSRE plans to use for protected tenancy or students dorms, subject to change in zoning of the property. BSRE estimates that the cost of this first stage of development will be approximately NIS 100 million and estimates that construction period will be 24 months. BSRE has begun marketing the areas of the project for lease. In July 2011, Harel Insurance Company Ltd., Dikla Insurance Company Ltd. and I.M.R - Ezer, Insurance and Mortage Company Ltd. (together "Harel") purchased 50% of BSRE's rights is the property, in consideration for approximately NIS 50.6 million (approximately US$ 13 million).

In addition, BSRE holds 50% of the share capital of Center Investments 1108 Ltd., an investment company that holds the rights in a commercial property of 7,200 square meters in Beer Sheva on which a commercial center is built.

Offices

BSRE is the owner of the following major office building and properties designated for office building construction:

•	Afek Industrial Park, Rosh Ha'ayin - BSRE owns an office building in Afek Industrial Park which is built on a 13,770 square meter plot and includes two floors of offices with a total area of 12,700 square meters, which are leased to the Company and serve as the Company's and its subsidiaries' executive offices. The ground floor of the buildings also includes a supermarket, a taxi cab station and a small fueling station operated by Mega Retail. The property also includes parking areas for the offices and the supermarket. During 2011, BSRE applied for building permit for approximately 7,900 square meters of unutilized building rights, which are designated for light industrial and commercial use, as well as service areas which BSRE considers developing in order to broaden the offices and the parking lots subject to the receipt of building permits.

Logistics Areas

Below is a short description of the logistics areas owned by BSRE or for which BSRE has agreements to purchase:

•	Kibbutz Einat - BSRE holds 50% of Einat Yield Generating Real Estate Cooperative Ltd. ("Einat Ltd."), which has received from Kibbutz Einat its rights to lease a property of 26 dunam of industrial use (all of which is leased to different lessees). The cost of BSRE's share of the rights in this property was approximately NIS 24.4 million. The property includes four warehouses containing a total of 14,000 square meters which are leased to different lessees with options to renew. On August 23, 2009, Kibbutz Einat signed a long term lease with the Israel Land Administration (the "ILA"), and shortly thereafter submitted a request to the ILA to allow Kibbutz Einat to transfer the lease to Einat Ltd. and the ILA did not respond to this request. On October 10, 2011, Einat Ltd. and Kibbutz Einat served a petition against the ILA to the High Court of Justice to obligate the ILA to explain why it did not respond to and did not approve the request, and on October 11, 2011, the court determined that the ILA should provide its preliminary response. Einat Ltd. and Kibbutz Einat are negotiating with the ILA in order to complete the transfer of the lease. Without derogating the aforementioned, Kibbutz Einat provided BSRE guaranties to assure the transfer of the lease. According to the assessment of BSRE's legal counsel, it is likely that the lease will be transferred to Einat Ltd.

•	Be'er Tuvia - BSRE owns, through its wholly owned subsidiary Logistic Center Bee Real Estate Ltd. ("Logistic Center"), a 74 dunam property of which 63 dunam are designated for industrial (and storage) areas. BSRE estimates that it has rights to build 72,000 square meters of commercial areas and office buildings. Logistic Center entered into an agreement with the Bee Group pursuant to which the parties completed building a distribution center used for storage and distribution of Non-Food and Near-Food products for our Non Food chains and our supermarket stores. The lease is for a period of 12 years from the beginning of use of the property with an option to renew for additional three year periods (but not to exceed a total renewal period of 24 years) for an annual payment equal to 9% of the total investment made by Logistic Center in acquiring and building this distribution center, linked to the CPI. The distribution center is operated on a 24,000 square meter site and is currently leased to Bee Group. Including the initial expense of NIS 19.0 million to acquire the property, BSRE invested a total of approximately NIS 112 million in building the distribution center. This entire logistics and distribution center is currently being occupied by the Bee Group.

•	Kibbutz Eyal - BSRE and Eyal Hasharon, an agriculture cooperative society Ltd. ("Eyal Hasharon"), signed an agreement for the development of a 57 dunam property for storage and logistics usage. Under the agreement, BSRE and Eyal Hasharon are to jointly hold in equal parts a new company to which Kibbutz Eyal will transfer the property. In addition, pursuant to this agreement BSRE is to transfer to the new company an amount based on the purchasing costs, development costs and an additional cost, but not less than $70,000 per dunam. In the event that the costs exceed $100,000 per dunam, BSRE will have the right to terminate the Agreement. In February 2011, following the fulfillment of various closing conditions, including the approval of the Israel Land Administration, the transaction was completed. Upon closing, the parties entered into a statement of work for the development project, pursuant to which, among other things, BSRE was issued 200 shares in the new company, which, as of March 31, 2012, represented 50% of the issued and outstanding shares of the new company. As of March 31, 2012, the joint new company has begun to prepare a request for building rights. The Israel Land Administration has approved the allocation of only 41.5 dunam for the new company. In addition, a construction work permit was received and the contractors' bidding process is in its final stages.

On July 11, 2011, following the approval of the audit committee of BSRE and board of directors, BSRE's shareholders approved entering into a lease agreement with Mega Retail, pursuant to which BSRE will construct the logistics center in Kibbutz Eyal to be leased by Mega Retail. The lease is for a period of 15 years from the beginning of use of the property with an option to renew for additional three year periods (but not to exceed a total renewal period of 24 years) for an annual payment equal to 8.7% to 9% of the total investment made by the joint new company in acquiring and building the logistic center, according to the calculation mechanism and orders provided for in the lease agreement. Due to the recent amendment to the Companies Law, the audit committee of BSRE determined that the period of the lease agreement, which exceeds three years, is reasonable under circumstances and in light of the nature of the transaction.

As of the date of this report, BSRE estimates that the cost of this project will be approximately NIS 120 million.

•	Rishon Letzion - Mega Retail's logistics center is located in the western industrial area of Rishon Letzion. Part of the property is an open area used by Alon Holdings for container storage and as a loading area and includes unutilized building rights of approximately 15,000 square meters that may be used for industrial, commercial and storage purposes.

Properties with development potential

As of December 31, 2011, BSRE had rights to build a total of 182,000 square meters (170,000 square meters mainly for commercial purposes and 12,000 square meters for residential purposes). Because the utilization of building rights is dependent on economic feasibility, satisfaction of various conditions, payment of costs and other factors, it is not clear if and when BSRE will utilize these building rights.

Wholesale Market Company

As of June 3, 2010, BSRE, Gindi Investments 1 Ltd. and an additional entity controlled by Moshe and Yigal Gindi (through two subsidiaries owned 50% by BSRE and 50% by Gindi), signed agreements to acquire rights to a long term lease of property in the wholesale market site in Tel Aviv for the purpose of building and marketing on the property an apartment building complex and a shopping mall from the municipality of Tel Aviv and the Wholesale Market Company Ltd. The final agreements were signed on June 3, 2010 and received the approval of the Minister of the Interior on July 11, 2010. For more information, see "Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions – Agreement with Wholesale Market Company."

Point Wells, Washington

On June 1, 2010, BSRE completed the acquisition of an approximately 240-dunam parcel of property in Point Wells, near Seattle, Washington, which serves primarily as a plant for storage and distribution of fuel and oils. BSRE purchased the property through a wholly owned special purpose entity, BSRE Point Wells, LP, which had entered into a purchase agreement with Paramount of Washington LLC ("POW") for the property and also entered into a development agreement with POW and Paramount Petroleum Corporation ("PPC"). PPC leases the property from POW and operates and maintains it. POW and PPC are wholly owned subsidiaries of Alon USA Energy Inc., which is controlled by our controlling shareholder, Alon Israel Oil Co. Ltd. ("Alon"). For additional information, see "Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions – Purchase of Property in Point Wells, Washington from Indirect Subsidiary of Alon ".

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

In recent years and as a result of the global economic and financial market conditions, there has been a slowdown in the Israeli yield-generating real estate market which is evidenced by a decline in the number of real estate transactions, a reduction in the availability of credit sources, an increase in financing costs and stricter requirements by banks for providing such financing. The year 2010 was marked by a shift from an economic slowdown in Israel in the first half of the year to the beginning of a recovery of the Israeli economy toward the end of the year, and such recovery continued during 2011. However, signs of an economic slowdown and the resulting consequences have not yet completely subsided and the debt crises generated in Europe may have a future adverse affect on the economic conditions in Israel. During 2011 and the beginning of 2012, it was still difficult to receive financing from the banks and other sources in Israel and abroad, which has adversely affected the yield-generating real estate market. In addition, the public protest which began in July 2011 with regard to high housing costs in Israel led to a slowdown in the Israeli yield-generating real estate market which was evidenced by a decline in the demand for real estate during the second half of 2011 due to the sharp increase in real estate prices and the public's anticipation that such prices will decrease due to the public protest. If the economic conditions in Israel continue, there may be a continued decline in demand for commercial real estate, a reduction in rental fees, a decline in the fair value of our real estate assets and an increase in the cost and availability of financing from Israeli banks, which could adversely affect our real estate business. Although in 2010 the availability of credit sources has improved somewhat we cannot assure that this trend will continue. As a result of the recent economic conditions in Israel, BSRE estimates that there is some increase in the demand for yield-generating properties. While demand for office space and industrial properties is still relatively low due to the effects of the slowdown in the economic activity, demand for industrial properties is stable, specifically, when the properties in are located in good locations.

With respect to the residential building sector in Israel, a recession may cause a decrease in the scope of marketing and sales and a decrease in the prices of apartments. In addition, government policies may affect the availability and value of real estate designated for building and may also affect the prices of apartments. Moreover, since 2010, we entered the field of promotion and planning of residential real estate. There are different risks in this sector including: exposure to changes in the demand for residential properties as a result of changes in the economy, especially as a result of a recession or a significant deterioration in the economy; the speed at which local planning authorities and cities approve the building projects; changes in and increases to the stringency of building and planning laws and regulations, which may require the Company to incur additional expenses; lack of human resources in the building sector, as a result of the government's policy for employing foreign workers, or 'closures' for security reasons as well as delays or continuing lack of raw materials, for example as a result of the closure of Israel's ports, that may affect the Company's ability to meet the original timetables as well as its originally contemplated costs; and changes in the government's policies for the granting of mortgages, which affect the level of demand for residential properties.

Competition

The yield-generating real estate market in Israel is highly competitive and is characterized by a large number of competitors. The main factor affecting competition in this market is geographic location of property. There are properties in close proximity to some of our properties that are similar in purpose and use, which has the effect of increasing competition for the leasing of those properties as well as reducing the rental rates for those properties. Other factors affecting competition are the leasing price, the physical condition of the properties, the finishing of the properties and the level of the management services provided to tenants. Furthermore, the economic and financial market crisis may further increase competition, leading to a reduction of rental fees and a decline in demand for properties. During 2011, there were two opposite trends, difficulties in funding projects, which may decrease the supply of office spaces on the one hand, and the increase in available properties, which may increase the supply of office spaces on the other hand. Such opposite trends of supply and demand make it difficult to predict the future prices and spaces. BSRE's portion in the office space rental market is small, and we are therefore only slightly affected by the trends and changes in the competition of this specific field. In the commercial centers sector, there was a consistent increase in rental fees during the last three years. In addition, many mergers and acquisitions occurred in the sector of shopping malls sector in recent years, creating centralization and control by a limited number of companies, redacting the competition in the yield-generating real estate market, and affecting rental and management fees.

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

In addition, the field of residential construction and selling of residential units is subject to the Sale (Apartments) Law, 5733-1973 and to the Sale (Apartments) (Assurance of Investments of Persons Acquiring Apartments) Law, 5735-1974, and the regulations promulgated thereunder. In June 2008, these laws were respectively amended to obligate a seller, among other things, to keep a dedicated project bank account for each project, as well as providing a guarantee to the buyer for payments already received by the seller for the residential unit (without which a buyer will not be obligated to pay any amount above 7% of the price for the unit). In March 2011, these laws were additionally amended to broaden the sellers' responsibilities toward the buyers, among others, regarding the examination period and its terms, compensation in the event of late delivering of the occupancy on the apartment, and obligations to register a house as condominium.

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

Under the original agreement with CAL, Alon Holdings and Dor Alon were entitled to share with CAL the net income of Diners Israel in connection with the activities of the credit cards bearing the "You" name based on our respective ownership interests in Diners Israel, and a share of the net income of Diners Israel in connection with the activities of the credit cards not bearing the "You" name based on certain thresholds set in the original agreement. In addition, Diners signed an agreement with CAL pursuant to which Loyalty Plan members are to be issued Mastercard "You" credit cards, in addition to Diners “You” cards. On May 25, 2011, our management agreed to an amendment to the agreement of principles between CAL, Diners Israel, Alon Holdings, Dor Alon, and the Alon Holdings-Dor Alon Joint Loyalty Plan Partnership, and in July 2011, all suspending conditions set forth in the agreement were completed and the amendment to the agreement came into effect. Pursuant to the amendment, Alon Holdings and Dor Alon has the right to 49% of the profits of Diners Israel Ltd., both related to the "You" bearing credit cards, and to all other credit cards issued by Diners, effective as of January 1st, 2011 (with the exception of certain activities the profits of which is allocated to the parties per their respective holdings from July 1st, 2011). Alon Holdings and Dor Alon repaid the non-recourse loan granted to them by CAL for the purchase of the shares, in the amount of NIS 36 million (the amount includes accrued interest). Additionally, the amendment sets the terms as to the business relationship between the parties and extends the agreement until December 31, 2015, following which the agreement will be extended for additional three-year terms based on the terms and conditions set forth in the amendment to the agreement. The amendment also includes a calculation method for the purchase of the 49% of Diners owned by us and by Dor Alon in the event the agreement between Diners and the Loyalty club will not be extended. The Company and Dor Alon handled their financial statements by an agreement to buy Diners as option for purchasing stock options and recorded in the period income before taxes from revaluation of approximately NIS 102 million ($27.5 million). See “Item 7. Major Shareholders and Related Party Transactions - B. Related Party Transactions” for more information on the agreement with CAL and Diners Israel.

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

Alon Cellular receives MVNO License

In March 2011, Alon Cellular received a MVNO license from the Israeli Ministry of Communications. The MVNO license will enable Alon Cellular to enter the Israeli communication market and add cellular services to the services that the Company offers to its customers. In December 2011, Alon Cellular entered into an agreement with Partner Communications Ltd. for launching cellular services in an MVNO model. For additional information, see “Item 4. Information on the Company - A. History and Development of Alon Holdings”.

General Government Regulation

The Law for Increasing the Enforcement of Labor Law, 5771-2011

The law establishes a mechanism of enforcement and warning, both in the criminal and civil levels, imposes direct liability to execute legal requirements even on the Chief Executive Officer, and provides the Israel Industry, Trade and Employment Office the authority to impose sanctions towards companies which receive services from contractors in three different industries: (i) security services; (ii) cleaning services; and (iii) food supply. The law will come into effect on June 19, 2012. The law may affect the manner of hiring employees and also may impose on the Company great liability towards independent contractors providing these services.

A Bill for Social Economic Modification (Law Amendments) Strengthening of Competition in Favor of the Consumer

The proposed law is intended to cancel the exemption from restrictive arrangement provided to mutual exclusive arrangements, and grants the authority to the the Israeli Antitrust Authority in connection with sales of assets by monopoly and centralized groups and authority to perform examinations regarding the level of competition in various fields in the Israeli economy, including the examination of failures in competition and obstructions to competition. The law, if approved, will become effective during the years 2013-2014 and may have an effect on the management of the Company.

General Government Regulation for our Supermarket and Non-Food Retail Segments

Consumer Protection Laws

We are obligated to label prices on our products on the basis of two main laws: The Consumer Protection Law, 1981, and the Commodities and Services (Control) Law, 1957. Contravention of these laws constitutes a criminal offense. In 2009, new regulations under the Consumer Protection Law became effective under which we are obligated to indicate on the shelf the price per measurement unit with respect to most of our products. Said regulations impose on us additional costs and could increase the risk for discrepancies between the prices that appear on the products, the prices that appear on the shelf and the prices charged by the cash register. Claims regarding violation of the Consumer Protection Law are filed against the Company from time to time. These claims are usually settled in plea bargain proceedings. In addition, the Company may be subject to criminal liability in connection with future claims under the Consumer Protection Law. These discrepancies are the result of human error by personnel responsible for labeling our products and circumstances beyond the Company's control. We are making efforts to minimize these errors, including directing store management to charge the lower price in situations where a discrepancy is found between the price on a product and the price appearing at the cash register.

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

In addition, A Bill for the Consumer Protection Law (Amendment no. 35) (Redeeming Gift Cards), 5772-2012 attempts to establish a mandatory validity period of a gift card for at least five years, and that the amount stated in the gift card will be uniform to all businesses subscribing to the gift card. In addition, this bill attempts to establish, via the economic committee, the authority to establish different provisions pertaining to the gift cards, including conditions which limit the ability to redeem the gift cards. The law, if approved, will have a significant effect on the Company's revenues.

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

Regulations for Equal Rights for Persons with Disabilities (accommodations for accessibility in a public place which is an existing building)

On November 3, 2011, the Regulations for Equal Rights for Persons with Disabilities (accommodations for accessibility in a public place which is an existing building), 2011 was approved and published. The regulations require public service providers to make necessary modifications at their own expense to ensure that their services are accessible to people with disabilities. The provision of public services is defined, among other things, as services provided in a public place. According to the Equal Rights for Persons with Disabilities Law, 1998, supermarkets are considered public places. The proposed regulations include various requirements to increase accessibility for people with disabilities in public places to be implemented within the timeframe provided in the proposed regulations, such as modifying passages between fixtures in public places, modifying procedures, proceedings and customs, modifying signposts and public address and loudspeaker systems, installing aids and accessories to ensure accessibility and to provide services to aid in ensuring the accessibility of services for people with disabilities, publicizing the accommodations made to ensure accessibility of, appointment of a coordinator to ensure accessibility, among others.

Reduction and Recycling of Packaging Waste

On January 18, 2011, the Knesset passed the Law for Regulation of Packaging Treatment in connection with the manufacturing process and treatment of waste resulting from packaging. The purpose of the law is to encourage the decrease in the amount of waste resulting from the packaging process and the encouragement of reusing packaging. In addition, the new law imposes additional obligations on manufacturers (including sellers of private label products) or importers (as defined in the bill), including in connection with the collection of the packaging waste of their products and in connection with the recycling of a relative portion of packaging waste based on the market share of such packaging waste. We estimate that this law will have a material adverse effect on our operations.

C.	Organizational Structure

We operate our Commercial and Fueling Sites segment through our 78.38% subsidiary, Dor Alon, which is listed on the TASE. Dor Alon is one of the four largest fuel retail companies in Israel based on the number of fueling stations and a leader in the field of convenience stores. Dor Alon operates a chain of 196 fueling stations and 198 convenience stores in different formats in Israel.

We operate all of our supermarkets through our wholly-owned subsidiary, Mega Retail, and eleven supermarkets are owned and operated by our 51% subsidiary, Eden Teva. Mega Retail leases from BSRE and third parties the real estate underlying the stores that it operates.

We operate all of our "Non-Food" outlets through our wholly owned subsidiary Bee Group, which in turn held, as of March 31, 2012, approximately 77.03% of the outstanding shares of Naaman Porcelain Ltd., which held, as of March 31, 2012, all of the share capital in Vardinon Textile Ltd. The shares of Naaman are traded on the Tel Aviv Stock Exchange.

We operate our Real Estate segment through our TASE traded 78.22% subsidiary, BSRE, which owns, leases and develops yield generating commercial properties and projects.

Below is a chart indicating our holdings in our material subsidiaries as of March 31, 2012:

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

Alon Holdings owned all of the outstanding shares of Mega Retail as of March 31, 2012. Mega Retail, in turn, through a wholly owned subsidiary, is the owner of our interests in a number of its other subsidiaries and affiliates.

Alon Holdings owned 78.22% of the outstanding shares of BSRE as of March 31, 2012. The balance of BSRE’s outstanding shares are publicly held and traded on the Tel Aviv Stock Exchange. Alon Holdings receives fees from BSRE as payment for the management services it provides to BSRE for the Chairman of the board of directors services, financial and accounting management services (including bookkeeping), computer management and maintenance service, legal consulting and corporate secretary services, office space and related office services, and internal audit services.

Alon Holdings owned 78.38% of the outstanding shares of Dor Alon as of March 31, 2012.

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

Set forth below is a list of our significant holdings as of March 31, 2012. The companies marked with an asterisk (*) are not consolidated in our financial statements.

Company (1)	Operations	% Ownership Held by Alon Holdings

Mega Retail Ltd.	Supermarkets and baby and young children products	100	%(2)
Bee Group Retail Ltd.	Retail and wholesale of houseware and home textile, toys and leisure	100	%(3)
Dor Alon Energy in Israel (1988) Ltd.	Fueling stations and convenience stores	78.38%
Blue Square Real Estate Ltd.	Real estate	78.22	%(4)
Diners Club Israel Ltd.*	Credit cards	49	%(5)

(1)	All companies are incorporated under Israeli law.

(2)	As of March 31, 2012, Mega Retail Ltd., held approximately 51% of the outstanding shares of Eden Briut Teva Market Ltd., and holds a 33% equity interest in Radio Non-Stop Ltd. and the remaining interests were held by unaffiliated entities. In 2007, Radio Non-Stop Ltd. won the tender for a renewal of the franchise for regional radio broadcasting for four years (which may be extended without a tender for additional three four-year periods).

(3)	In October 2010, we increased our holding in Bee Group Retail Ltd. to 100%. As of March 31, 2012, Bee Group Retail Ltd., held approximately 77.03% of the outstanding shares of Naaman Porcelain Ltd., which is traded on the Tel Aviv Stock Exchange.

(4)	The remaining shares of BSRE are held by the public and institutional investors and traded on the Tel Aviv Stock Exchange.

(5)	The remaining shares of Diners Club Israel Ltd are held by Credit Cards for Israel Ltd. (51%), a subsidiary of Israel Discount Bank Ltd. See “Item 7. Major Shareholders and Related Party Transactions - B. Related Party Transactions” for information with respect to our rights as a shareholder of Diners Israel.

D.	Property, Plants and Equipment.

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

In 2011, Mega Retail opened approximately 5 additional supermarkets, totaling approximately 10,400 square meters of store space, in localities whose populations are currently under-served by supermarkets or in localities in which we do not have sufficient market presence. Through March 2012, we opened 4 supermarket stores.

During 2011, we have spent more than NIS 139 million (or $36.4 million at the exchange rate as of December 31, 2011) on the acquisition and development of new supermarkets and the remodeling of our existing supermarkets.

Generally, franchisees of our non-food retail chains lease their own store space directly. However, there are a few franchisees that either sublease their stores from the relevant subsidiary, or lease their stores jointly with such subsidiary. All our non-food retail stores that are operated directly by our subsidiaries and not by franchisees, lease their own store space.

In 2012 and 2013, we plan to open approximately 14-18 additional fueling stations.

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

General

In 2011, the Commercial and Fueling Sites segment was fully included in our consolidated financial statements for the first time.

The first half of 2011 was characterized by the improvement of the Company's sales and profitability, while the second half of 2011 was characterized by an increase of competition, public protests, amendments to regulations regarding marketing margins in connection with the sale of 95 octane gasoline, and an increase in the corporate tax rate, which adversely affected the results of operations of the Company.

The Company is making arrangements for the launching of its cellular activity during the first half of 2012.

Supermarket Segment

The first half of 2011 was characterized by a growth of 3.5% in the gross domestic product. During the second half of 2011, social protests occurred which led to a decrease in the consumers' purchases and damage to the sales of the Company.

As part of our strategy to improve our competitive position, during 2011, we continued working to increase our sales of our "Mega" line of private label goods that are sold in our Mega chains. Private label products provide customers with an attractive alternative selection of products that are comparable in quality to name brand products. We believe that our private label products enhance customer loyalty, differentiate our stores from those of our competitors and provide a competitive product to those offered by our suppliers. In addition, usually average gross profit from private label products is higher than the average gross profit from other products.

We believe that the volume of annual sales in the organic food market in Israel has been growing consistently and will continue to increase during the next few years. In order to benefit from this growth, in October 2007, we acquired approximately 51% of the holdings of Eden Teva, which operates organic/health food supermarkets, to take advantage of the growing local demand for organic, natural and health food. By the end of 2011, we operated 11 Eden Teva stores and we opened six Eden in Mega stores, with Alon Holdings the clear leader of Israel's emerging organic/health food sector.

In our large supermarkets, we are expanding our sale of baby products and homeware products, including home textile products, in order to expand the range of products that we offer in our supermarkets.

We currently operate our supermarket stores under four brands: Mega Bool, Mega In Town, Zol BeShefa and Eden Teva. In planning the mix of our stores, we have taken a regional view, with the goal of bringing our store brands within the shopping range of every Israeli consumer.

In 2011, smaller supermarket chains continued to aggressively increase their market share and expanded their presence in selected areas in Israel, often geographically beyond their original locations, increasing competition in an already difficult market. The low barriers of entry, including the relatively low cost of establishing a new smaller supermarket, has contributed to the increase in number and expansion of smaller supermarket chains in recent years. In addition, in recent years smaller supermarket chains have transitioned from competing only in the local neighborhood markets to joining with other smaller supermarket chains and competing on a national scale with a joint private label which competes with the private labels of the large supermarket chains. We and other major chains have also responded to consumers’ focus on the price of products by establishing or expanding low-price and hard discount store formats.

The Company is operating to gradually improve its operating profit. During March 2012, the Company completed the reduction of headcount of its headquarters by 15% in all levels of management.

We operate the Mega@Internet website which allows customers to place orders via the Internet 24 hours a day and to have the products in our stores delivered to our customers’ homes from a nearby store within a few hours. The service was provided in most of Israel as of December 31, 2011.

Commercial and Fueling Sites Segment

In October 2010, we completed the acquisition from Alon of all of Alon's approximately 80% holding in Dor Alon.  Dor Alon is one of the four largest fuel retail companies in Israel based on the number of fueling stations and is a leader in the convenience stores sector. Following the acquisition of Dor Alon, we combined our and Dor Alon's retail operations into one group, creating the largest retail group in Israel. In recent years, the Commercial and Fueling Sites segment has been characterized by fierce competition in direct marketing towards end consumers. This competition is reflected in price wars, improvement in credit terms, and improvement in the quality of services offered at fueling sites. In an effort to improve our competitive position in this segment, we anticipate opening and operating approximately 14-18 additional fueling stations during 2012 and 2013 as well as investing additional capital to renovate our existing fueling stations and convenience stores. In addition, we intend to expand the chain of convenience stores outside of our fueling sites, as well as the activities of our countryside stores. We also intend to strengthen our presence in city centers with the goal of closing the gap with our competitors in the same geographic location.

The price of gasoline 95 octane is subject to government-imposed price controls, and in September 2011, the Fuel Administration reduced the fuels market margin, which is subject to government-imposed price controls, in approximately NIS 0.11-0.18 for liter. In addition, on April 5 2012, Dor Alon received from the Israeli Ministry of Energy and Water a document with a reevaluation of the marketing margin in connection with the sale of 95 octane gasoline (the "Draft Reevaluation"). The Draft Reevaluation includes, among others, recommendations to reduce the marketing margin in the sale of self service 95 octane gasoline, from NIS 0.589 (including VAT) per liter to approximately NIS 0.575 (including VAT) per liter, as well as to reduce the full service charge from NIS 0.18 (including VAT) per liter to approximately 0.11 (including VAT) per liter. For additional information on this matter, see "Risks Related To Fueling Stations and Convenience Stores – Dor Alon is exposed to risks associated with changes in regulatory arrangements which may influence the financial results of Dor Alon".

Non-Food Segment

We have also expanded our presence in “Non-Food” stand alone retail outlets in an effort to establish Alon Holdings as a major player in the non-food retail market. In October 2010, we increased our holdings in Bee Group Retail Ltd. ("Bee Group") , a company that is a wholesaler and that operates (mostly through franchisees) retail outlets with activities in the houseware and home textile, toys, leisure and baby and young children sectors, to 100%. In 2007 we acquired, through Bee Group approximately 85.79% of the holdings of Vardinon Textile Ltd. ("Vardinon"), a company which imports, designs and distributes home textile products and accompanying accessories. In 2007 we acquired, and in 2009 we increased our holdings in Naaman Porcelain Ltd. ("Naaman"), one of Israel’s major branded houseware retailers and wholesalers, which imports and markets various houseware products, such as kitchen utensils, cutlery and dinner sets. As of March 31, 2012, through Bee Group, we held approximately 77.03% of the outstanding shares of Naaman, which as of such date held 100% of the share capital of Vardinon. We are working to capitalize on potential operating synergies between Bee Group and our other segments.

During 2011, Bee Group completed the transfer of all of Bee Group's activities to one new logistics center, the costs of which adversely affected the Company's performance. During 2011, activities of "Naaman", "Vardinon" and "Sheshet" were synergetic with our supermarkets. A strategic partner was added to the "Kfar Hashashuim" and "All for a Dollar" chain stores, and such strategic partner will also manage such chain stores. In 2012, we will consider to discontinuing our "Kfar Hashashuim" and "All for a Dollar" chain activities in our Supermarkets which have not been synergetic to date.

Real Estate Segment

Through our subsidiary BSRE, we are engaged in generating yield from commercial centers, logistics centers and offices, land for capital appreciation and deriving long-term yield as well as in the development of projects which include tens of thousands of square meters of construction rights in different stages of design and construction, such as the partnership for the residential project in the wholesale market complex in Tel Aviv (50% ownership), purchase of property in Point Wells, Washington, Hadar Shopping Mall (50% ownership) and property designated for a shopping center in Netanya (50% ownership). As of December 31, 2011, BSRE had rights to build a total of 182,000 square meters at different stages of construction (including the projects mentioned above).

We are currently in the process of acquiring additional commercial real estate and yield-generating assets in Israel and continue to examine acquisitions abroad in light of market conditions, while diversifying our real estate property base.

Internal Reorganization

In order to increase the efficiency of our activities and compete more effectively in the markets in which we operate, during the years 2008 to 2011 we implemented a comprehensive internal reorganization, by concentrating all of our food retail activities under Mega Retail, our wholly owned subsidiary from November 2008, concentrating our non-food activities under the Bee Group, and concentrating all our real estate activities under our subsidiary, BSRE (78.22% owned by us as of March 31, 2012), with Alon Holdings as a holding company. In addition, in October 2010 we increased our holdings in Bee Group to 100%. We are upgrading the delivery chain of the Company with a third logistics center in addition to the two logistics centers operating today, which will allow the distribution of more than 60% of the food and non-food products of the Company.

Since the end of 2011, we have been considering a merger of Bee Group into Mega Retail as an additional stage in the reorganization.

Operating Results

The following table sets forth certain statement of income data as a percentage of sales for the periods indicated:

	Year Ended December 31,
	2009	2010	2011
	%	%	%
Sales	100.00	100.00	100.00
Gross profit	28.0	27.2	23.3
Selling, general and administrative expenses	24.7	24.3	21.1
Operating profit before other gains and losses and changes in fair value of investment property, net	3.3	2.8	2.2
Operating profit	3.2	2.9	2.4
Taxes on income	0.3	0.4	0.4
Net income for the year	1.3	0.7	0.7

Year Ended December 31, 2011 compared with year ended December 31, 2010

Gross revenues. Revenues (including government levies) amounted to NIS 15,296.2 million (U.S. $4,003.2 million) in 2011 as compared to revenues of NIS 9,227.5 million in 2010, an increase of 65.8%. The main reason for the increase in revenues was the inclusion of the results of Dor Alon in 2011. Dor Alon's revenues in 2011, including government levies of NIS 2,813.6 million (U.S. $736.3 million) amounted to NIS 8,151.6 million (U.S. $2,133.3 million).

Net revenues. Net revenues amounted to NIS 12,482.6 million (U.S. $3,266.8 million) compared to revenues of NIS 8,503.7 million in 2010, an increase of 46.8%.

Revenues of the Supermarkets segment – a decrease of 2.5% in revenues from NIS 6,895.0 million in 2010 to NIS 6,723.8 million (U.S. $1,759.7 million) in 2011. The main reason for the decrease was the public protest in Israel that commenced at the end of the second quarter this year which caused a decrease in selling prices to consumers, a decrease in demand and an acceleration of competition in the sector which impaired the sales in the Supermarkets segment. For more information, please see "Segment Information Analysis" below.

Revenues of the Commercial and Fueling sites segment – in 2011 amounted to NIS 5,301.9 million (U.S. $1,387.5 million) as compared to NIS 4,329.9 million in 2010, an increase of 22.4%. The main reason for the increase was the increase in the quantitative sales as a result of opening new fueling sites, an increase in sales in the convenience stores and an increase in the price of petrol between the periods

Revenues of the non-food segment – a decrease in revenues by 2.9% from NIS 438.6 million in 2010 to NIS 425.8 million (U.S. $111.4 million) in 2011. The decrease in revenues was primarily due to a decrease in the sales to franchises in the home and leisure sectors due to increased competition in the sector and was partly offset by increase in sales of home textile.

Revenues of the real estate segment – an increase in rental income of 23% from NIS 25.2 million in 2010 to NIS 31.0 million (U.S. $8.1 million) in 2011. The increase was primarily due to an increase in leased space and from the effect of the increase of CPI.

Gross profit. Gross profit amounted to NIS 2,915.7 million (U.S. $763 million) (23.3% of revenues) in 2011 as compared to gross profit of NIS 2,311.4 million (27.2% of revenues) in 2010. The main reason for the increase in gross profit was the inclusion of the results of Dor Alon in the fourth quarter of 2010. The decrease in the gross profit rate derives from including Dor Alon's results fully in 2011 while in 2010 Dor Alon's results were included in the fourth quarter only; Dor Alon's financial results are characterized by a lower gross profit rate (approximately 16.4%) than the other operating segments. In the Supermarkets segment, gross profit amounted to NIS 1,850.7 million (U.S. $484.4 million), compared to NIS 1,889.7 million in 2010, a decrease of 2.1% resulting from decrease in sales. In the Non food segment, gross profit amounted to NIS 157.8 million (U.S. $41.3 million), compared to NIS 164.1 million in 2010) a decrease of 3.8% that was due to decrease in sales.

Selling, general and administrative expenses. Selling, general, and administrative expenses amounted to NIS 2,638.8 million (U.S. $690.6 million) (21.1% of revenues) in 2011, compared to expenses of NIS 2,070.0 million (24.3% of revenues) in 2010. The majority of the increase derived from including the results of Dor Alon as mentioned above. In the Supermarket segment, selling, general and administrative expenses amounted to NIS 1,693.4 million (U.S. $443.2 million), an increase of 2.6%, that resulted from opening six new branches, an increase in payroll from NIS 673.2 million in 2010 to NIS 689.6 million in 2011, and an increase in CPI linked expenses such as rent and municipality taxes from NIS 445.1 million in 2010 to NIS 472.2 million in 2011.

Operating profit (before other gains and losses and changes in fair value of investment property).Operating profit amounted to NIS 276.9 million (U.S. $72.4 million) (2.2% of revenues) in 2011 as compared to NIS 241.4 million (2.8% of revenues) in 2010, an increase of 18.8%. In the Supermarkets segment, operating profit decreased from NIS 241.9 million in 2010 to NIS 177.3 million (U.S. $46.4 million) due to a decrease in sales and an increase in expenses, as mentioned above. In the Commercial and fueling sites segment, operating profit increased from NIS 35.3 million in 2010 to NIS 173.6 million (U.S. $45.4 million) in 2011 due to the inclusion of Dor Alon's results in the fourth quarter of 2010. In the Non food segment, operating loss increased from NIS 7.2 million in 2010 to NIS 34.9 million (U.S. $9.1 million) in 2011 due to a decrease in sales to franchisees in the home and leisure sector as a result of an increase of competition in this segment and an increase in the provisions for doubtful accounts. In the real estate segment, the transition from operating loss of NIS 4.8 million in 2010 to operating profit of NIS 15.4 million (U.S. $4.0 million) in 2011 due to an increase in leased premises and a decrease in selling administrative and general expenses.

Changes in fair value of investment property. In 2011, the Company recorded profit from the increase in the value of investment property in the amount of NIS 41.9 million (U.S. $10.9 million) in 2011 compared to NIS 32.9 million in 2010. The increase in the value was primarily due to the revaluation of property in Kiryat Hasharon, Netanya in the amount of NIS 18.4 million and from the revaluation of "Hadar mall" in Jerusalem in the amount of NIS 7.5 million.

Other gains and losses, net. The Company recorded other losses net of NIS 18.2 million (U.S. $4.8 million) in 2011 as compared to other losses, net of NIS 24.9 million in 2010. These expenses included costs relating to the relocation of part of the Bee Group companies to the new logistic center in Be'er Tuvia and disposal and impairment of property and equipment in the supermarket segment.

Operating profit before finance costs. Operating profit before finance costs amounted to NIS 300.6 million (U.S. $78.6 million) (2.4% of revenues) in 2011 as compared to operating profit of NIS 249.4 million (2.9% of revenues) in 2010. Without Dor Alon, the operating profit of the other three segments decreased by NIS 53.8 million (U.S. $14.1 million).

Net finance costs. Net finance costs amounted to NIS 176 million (U.S. $46.1 million) in 2011 as compared to net finance costs of NIS 150.0 million in 2010. Without Dor Alon, the finance expenses of the other three segments decreased by NIS 26.3 million (U.S. $6.9 million). The decrease was mainly a result of finance income from the revaluation of the option to purchase shares of Diners and capitalization of borrowing costs of projects under construction in the real estate segment that were partly offset by an increase in the Company's indebtedness following the purchase of Dor Alon and the increase of the Israeli CPI (the CPI increased in 2011 by 2.55% compared to increase of 2.28% in 2010).

Taxes on income. Taxes on income totaled NIS 46.6 million (U.S. $12.2 million) (an effective tax rate of 33.1% as compared to the statutory tax rate of 24%) in 2011 as compared to NIS 36.3 million (an effective tax rate of 37% as compared to the statutory rate of 25%) in 2010. The increase in tax expenses resulted mainly from an increase in the tax rates following the Trachtenberg Committee and from losses at the Company's subsidiaries in respect of which no deferred taxes were recorded and was partly offset by the recordation a liability for deferred taxes in the statements of income.

Net income. Net income amounted to NIS 83.7 million (U.S. $21.9 million) in 2011 as compared to net income of NIS 62.6 million in 2010. The increase in net income in this period compared to the corresponding period last year mainly derived from the inclusion Dor Alon's results, the impact of the option revaluation of Diners and tax benefit on exercising the option. The net profit in 2011 attributable to equity holders of the Company amounted to NIS 59.5 million (U.S. $15.6 million), or NIS 0.90 per share (U.S. $0.24), and the part attributable to the non-controlling interests amounted to NIS 24.2 million (U.S. $6.3 million).

Segment Information Analysis

Segment Information Analysis for the year 2011

Supermarkets Segment

	For the year ended December 31			Convenience translation for the year ended December 31
	2011	2010	% Change	2011
	NIS in millions			U.S. $

Segment Revenues	6,724	6,895	(2.5%)	1,760
Segment operating profit	170	233	(27.2%)	44
Segment operating profit as a percentage of segment revenues	2.5%	3.4%

	For the year ended December 31		Convenience translation for the year ended December 31
	2011	2010	2011
	NIS	NIS	U.S. $
	(Unaudited)

Decrease in same store sales*	(2.7%)	(0.8%)

Number of stores at end of period	211	206
Stores opened during the period	6	7
Stores closed during the period	1	4

Total square meters at end of period	377,650	366,000

Square meters added during the period, net	9,660	1,200

Sales per square meter	18,090	18,692	4,754

Sales per employee (in thousands)	965	1,000	252

* Compared with the same period in the prior fiscal year.

Operating profit for the Supermarkets segment in the year 2011 decreased by 27.2% to NIS 170 million (U.S $44 million) (2.5% of segment revenues) compared to the segment operating profit of NIS 233 million (3.4% of segment revenues) in the corresponding period last year. The decrease in the segment operating profit was due to the effects of the public protest in Israel that commenced at the end of the second quarter this year which caused a decrease in selling prices to consumers, a decrease in demand and an acceleration of competition in the sector which impaired the sales

Commercial and Fueling Sites segment

	For the year ended December 31			Convenience translation for the year ended December 31
	2011	2010	% Change	2011
	NIS in millions			U.S. $
Segment Revenues	5,302	1,145	363%	1,388
Segment operating profit	173.6	39.3	342%	45.4
Segment operating profit (loss) as a percentage of segment revenues	3.3%	3.4%

The operating profit for the commercial and fueling sites segment in the year 2011 amounted to NIS 173.6 million (U.S $45.4 million) (3.3% of segment revenues) compared to the segment operating profit of NIS 39.3 million (3.4% of segment revenues) in the corresponding period in 2010. The increase in the segment operating profit derived mainly from the inclusion of Dor Alon's results in the fourth quarter of 2010.

Non Food Retail and Wholesale Segment

	For the year ended December 31			Convenience translation for the year ended December 31
	2011	2010	% Change	2011
	NIS in millions			U.S. $
Segment Revenues	426	439	(3%)	111
Segment operating loss	(45)	(20)	125%	(11.8)
Segment loss as a percentage of segment revenues	(10.5%)	(4.6%)

The operating loss for the Non Food Retail and Wholesale segment in the year 2011 amounted to NIS 45 million (U.S $11.8 million) (10.5% of segment revenues) compared to the segment operating loss of NIS 20 million (4.6% of segment revenues) in the corresponding period in 2010. The increase in the segment operating loss was due to a decrease in sales to franchises in the home and leisure sectors resulting from increased competition and from the increase in the impairment of trade receivables in the amount of NIS 14,283 million. The increase in the impairment of trade receivables in 2011 includes NIS 10 million subsequent to the notice of Bee Group on April 18, 2012 that it had reached an agreement with a franchisee which had financial difficulties. According to the said agreement and the franchisee agreement, Bee Group will take over the majority of the stores and the inventory in exchange for the debt owed by such franchisee.

Real Estate Segment

	For the year ended December 31			Convenience translation for the year ended December 31
	2011	2010	% Change	2011
	NIS in millions			U.S. $
Segment Revenues	31	25	24%	8
Appreciation of Investment Property	42	33	27%	11
Segment operating profit	57	28	104%	15
Segment operating profit as a percentage of segment revenues	184%	112%

In the year 2011, the Real Estate segment recorded a gain from appreciation of investment property in the amount of NIS 41.9 million (U.S. $10.9 million) including NIS 18.4 million (U.S. $4.8 million) from revaluation of property in Kiryat Hasharon, Netanya, half of which was sold and NIS 7.5 million (U.S. $1.9 million) from revaluation of "Hadar Mall" in Jerusalem, compared to NIS 33 million in the corresponding period of the previous year.

Operating profit for the Real Estate segment in the year 2011 increased by 27% to NIS 57 million (U.S. $15 million) compared to the segment operating profit of NIS 28 million in the corresponding period. The increase in the segment operating profit was due to the increase in leased premises and a decrease in selling administrative and general expenses net of the gain from appreciation, as described above.

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

Segment Information Analysis

Segment Information Analysis for the year 2010

Supermarkets Segment

	For the year ended December 31			Convenience translation for the year ended December 31
	2010	2009	% Change	2010
	NIS in millions			U.S. $

Segment Revenues	6,895	6,863	0.5%	1,943
Segment operating profit	233	191	22.0%	65.7
Segment operating profit as a percentage of segment revenues	3.4%	2.8%

	2010	2009	2010
	NIS	NIS	U.S. $
	(Unaudited)

Decrease in same store sales*	(0.8%)	(3.9%)

Number of stores at end of period	206	203
Stores opened during the period	7	11
Stores closed during the period	4	2

Total square meters at end of period	366,000	365,000

Square meters added during the period, net	1,200	10,500

Sales per square meter	18,692	19,023	5,267

Sales per employee (in thousands)	1,000	997	282

* Compared with the same period in the prior fiscal year.

Profit for the Supermarkets segment in the year 2010 increased by 22% to NIS 233 million (U.S $ 65.6 million) (3.4% of segment revenues) compared to the segment operating profit of NIS 191 million (2.8% of segment revenues) in the corresponding period last year. The increase in the segment operating profit was due to the effects of the Company's strategic plan and the improvement in the macro-economic situation in Israel.

Commercial and Fueling Sites segment

	For the year ended December 31			Convenience translation for the year ended December 31
	2010	2009	% Change	2010
	NIS in millions			U.S. $
Segment Revenues	1,145		N/A	323
Segment operating profit	39.3		N/A	11.1
Segment operating profit (loss) as a percentage of segment revenues	3.4%

The net revenues in the commercial and fueling sites segment since the acquisition of the shares of Dor Alon amounted to NIS 1,145 million (U.S. $323 million). The segment operating profit amounted to NIS 39.3 million (U.S. $11.1 million) (3.4% of net revenues).

Non Food Retail and Wholesale Segment

	For the year ended December 31			Convenience translation for the year ended December 31
	2010	2009	% Change	2010
	NIS in millions			U.S. $

Segment Revenues	439	464	(5.4%)	124
Segment operating profit	(20)	23	N/A	(6)
Segment operating profit (loss) as a percentage of segment revenues	(4.6%)	5.0%

The operating loss for the Non Food Retail and Wholesale segment in the year 2010 amounted to NIS 20 million (U.S $6 million) (4.6% of segment revenues) compared to the segment operating profit of NIS 23 million (5.0% of segment revenues) in the corresponding period in 2009. The decrease in the segment operating profit was due to a decrease in sales and one-off costs of NIS 7.2 million due to the transfer to the new Non-food segment group logistics center and the consolidation of the Bee group center and the move to a single consolidated new office.

Real Estate Segment

	For the year ended December 31			Convenience translation for the year ended December 31
	2010	2009	% Change	2010
	NIS in millions			U.S. dollars
Segment Revenues	25	22	13.6%	7
Appreciation of Investment Property	33	21	57.1%	9
Segment operating profit	28	33	(15.2%)	8
Segment operating profit as a percentage of segment revenues	112%	150%

In the year 2010, the Real Estate segment recorded a gain from appreciation of investment property as a result of the advancement in the planning and operation of the Company's developments as well as the increase in the rental rates achieved for new rental agreements, in the amount of NIS 33 million (U.S. $9 million) compared to NIS 21 million in the corresponding period of the previous year.

Profit for the Real Estate segment in the year 2010 decreased by 15.2% to NIS 28 million (U.S. $8 million) compared to the segment operating profit of NIS 33 million in the corresponding period. The decrease in the segment operating profit was due to the increase in selling expenses from the Wholesale Market site net of the gain from appreciation, as described above.

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

The following table sets forth certain quarterly information.

	Net revenues		Operating profit before other gains and losses and changes in fair value of investment property
	NIS	Percentage of Full Year	NIS	Percentage of Full Year
	(In thousands)		(In thousands)
2011	12,482,584	100%	286,863	100%
First quarter	3,007,119	24.1%	91,746	32.0%
Second quarter	3,208,464	25.7%	106,034	37.0%
Third quarter	3,227,582	25.9%	71,940	25.0%
Fourth quarter	3,039,419	24.3%	17,143	6.0%

2010	8,503,744	100%	241,422	100%
First quarter	1,830,824	21.5%	72,584	30.1%
Second quarter	1,768,663	20.8%	62,486	25.9%
Third quarter	1,920,789	22.6%	57,110	23.6%
Fourth quarter*	2,983,468	35.1%	49,241	20.4%

* The fourth quarter includes the consolidated revenues of Dor Alon for the first time.

Exchange Rates

At December 31, 2011, the representative rate of exchange of the NIS to the dollar, as published by the Bank of Israel, was NIS 3.821= $1.00. At April 20, 2012, the representative rate of exchange of the NIS to the dollar, as published by the Bank of Israel, was NIS 3.76 = $1.00. The table below sets forth, for the periods and dates indicated, certain information concerning the representative exchange rate of the NIS to the dollar, as published by the Bank of Israel for the years ended December 31, 2007 through 2011:

Year Ended December 31,	Period End	Average Rate(1)	High	Low
		(NIS per $1.00)

2007	3.85(2)	4.11	4.34	3.83
2008	3.80(2)	3.59	4.02	3.23
2009	3.77(2)	3.92	4.26	3.69
2010	3.55(2)	3.73	3.89	3.55
2011	3.82(2)	3.58	3.82	3.36

(1) The average of the daily exchange rates in each year.

(2) During 2007, 2008, 2009, 2010 and 2011 the US dollar depreciated in value vis-à-vis the NIS by 8.97%, 1.2%, 0.7%, 6% and 7.6% respectively.

The following table sets forth certain information concerning the representative exchange rate of the NIS to the dollar, as published for the months October 2011 through March 2012:

Month	Period End	Average Rate(1)	High	Low
		(NIS per $1.00)
October	3.60	3.67	3.76	3.60
November	3.79	3.73	3.80	3.65
December	3.82	3.77	3.82	3.73
January	3.73	3.81	3.85	3.73
February	3.77	3.74	3.80	3.70
March	3.72	3.76	3.81	3.72
April (until April 20, 2012)	3.76	3.75	3.77	3.72

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

Political Conditions

We and all of our subsidiaries are incorporated under Israeli law and our principal offices and operations are located in the State of Israel. Political, economic, security and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying from time to time, in intensity and degree, has led to security and economic problems for Israel. Israel signed a peace treaty with Egypt in 1979 and a peace treaty with Jordan in 1994. Israel has not entered into any peace agreements with Syria and Lebanon. In the last few years, the establishment of a Hamas government in Gaza has created additional unrest and uncertainty in the region and has increased hostilities between Israel and the Palestinians. These hostilities have included terrorist acts in Israel and military operations in the West Bank and Gaza. During the last decade, there has been a high level of violence between Israel and the Palastinians, including missile strikes by Hamas against Israel. In December 2008 Israel was engaged in an armed conflict with Hamas in the Gaza Strip, which reduced the sales of some of our stores that are located in the southern region of Israel. In July 2006, a conflict with Hezbollah escalated significantly on Israel’s northern border, as a result of which a number of our stores located in the northern region did not operate according to their usual schedule. In addition, deterioration in the security situation causes a decrease in the consumption of petroleum products in Israel and airlines’ volume of activity and affects the trade relations between Dor Alon and the Palestinian Authority, which could adversely affect Dor Alon’s results of operations. We cannot predict the effect on our business if hostilities are renewed or the security situation deteriorates in any part of the country.

The future of Israel’s relations with its Arab neighbors and the Palestinians is uncertain and several countries, companies and organizations continue to restrict business with Israel and with Israeli companies. We believe that in the past, these practices have not had a material adverse effect on us. However, we could be adversely affected by adverse developments in Israel’s relationships with its Arab neighbors and the Palestinians, or by restrictive laws, policies or practices directed towards Israel or Israeli businesses. In addition, ongoing violence between Israel and its Arab neighbors and Palastinians may have a material adverse effect on the Israeli economy, in general, and on our business, financial condition or results of operations. In particular, in recent conflicts, missile attacks have occurred on civilian areas, which could cause substantial damage to our infrastructure network, reducing our ability to continue serving our customers as well as our overall network capacity. In addition, in the event recent political unrest and instability in the Middle East, including changes in some of the governments in the region, causes investor concerns in a reduction in the value of the shekel, our expenses in non-shekel currencies may increase, with a material adverse affect on our financial results.

Most of Bee Group's imports during 2010 and 2011 were from suppliers located in China. Because most of the products sold by the Bee Group are manufactured overseas and imported from China, its activity may be affected by changes in the political and economic conditions in China. In addition, because the Bee Group acquires most of its products from suppliers outside of Israel, and most of its products are imported via the sea, a prolonged general strike, shutdown or a disruption of any of the Israeli ports for an extended period of time, including as a result of a military conflict, would affect our ability to import such products or increase their prices. In addition, since the peak selling season of some of our Bee Group stores is during the holidays, disruptions in the ports during or adjacent to such holiday seasons may adversely affect our sales and financial results.

Economic Conditions

All of our supermarket sales are made in Israel and we acquire a substantial majority of the goods that we sell from Israeli suppliers. Consequently, our financial performance is dependent to a significant extent on the economy of Israel. During 2009 and 2010, Israel's Gross Domestic Product rose by 0.7% and 4.8%, respectively. Reports of the Israeli Central Bureau of Statistics indicate that during 2011 Israel's Gross Domestic Product rose by 4.7% as a result of an increase in exports. Initial reports indicate that gross domestic product increased by 3.0% (annualized) during the first quarter of 2012.  We believe that, despite the economic growth in 2011 and beginning of 2012, our customers continue to be cautious in their buying patterns and continue to choose to make their purchases at low-price and hard discount stores, which have a lower profit margin. As a result, we have continued to expand our low-price and hard discount store formats.

The global economic crisis, instability and uncertainty have also affected our non-food retail business by causing a slowdown in the growth of private consumption, which could affect the growth of our houseware, home textile, toys, leisure and baby and young children accessories businesses. Beginning in the second quarter of 2009, the Israeli economy began to recover, and in 2010 and 2011 continued to recover, and there has been an improvement in the growth of private consumption. We cannot yet predict whether the global economic crisis has passed; in the event the crisis will return, it may have a negative impact on the Company.

In addition, the global economic crisis has also reduced the availability of credit, increased the costs of financing and the terms under which banks, in Israel and abroad, agree to provide financing. Such conditions are worsening during the beginning of 2012 in light of the Banks' Inspector Instructions which limit the availability of credit, specially in the real estate sector. These developments may reduce the sales of our businesses, increase our costs of borrowing and reduce our profitability.

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

Corporate Tax Rate

We and our subsidiaries are subject to corporate tax in Israel at a flat rate of 25% in 2012 (25% in 2010 and 24% in 2011). Prior to the enactment of the Law for Changing the Tax Burden in Israel (the "Tax Change Law"), the corporate tax rates were scheduled to be reduced to 23% in 2012 and ultimately to 18% by 2016. This scheduled gradual reduction in corporate tax rates was repealed. Instead, on December 5, 2011, the Israeli Knesset approved an amendment to the Law for Changing the Tax Burden in Israel (Legislation Amendments) (the "New Tax Change Law") as a result of the recommendations of the Trachtenburg Committee. Pursuant to the New Tax Change Law, the tax reduction determined in the Law for Economic Efficiency is cancelled, and the corporate tax rate will be increased to 25% as of 2012. Due to the New Tax Change Law, we recognized one-time income tax expenses for 2011 in the amount of NIS 34.4 million based on updating deferred taxes as of the date of the approval the New Tax Change Law.

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

In 2011, we recorded impairment provisions resulting in the net amount of NIS 6.1 million. In 2010, we recorded impairment provisions resulting in the net amount of NIS 0.5 million. In 2009, we recorded impairment provisions resulting in the net amount of NIS 18.5 million. Impairment provisions or the reversal of such provisions are included in the income statement within Other gain or losses.

Referring to property and equipment, when the discount rate differs by 0.5% from the management estimate, the carrying value of property and equipment would not change. When growth rate differs by 0.5% from the management estimate, the carrying value of property and equipment will be NIS 1.3 million lower or higher.

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

Goodwill is allocated to four identified groups of cash-generating units.

The amounts of goodwill allocated to the CGU are as follows:

	December 31
	2010	2011
	NIS in thousands
Supermarkets	162,420	160,993
Non - Food retail and wholesale:
Houseware	111,179	111,179
Leisure	23,506	23,506
Commercial and fueling sites	627,208	653,945
	924,313	949,623

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use pre-tax cash flow projections based on financial budgets approved by management and management estimation covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates stated in Note 9b to the Consolidated Financial Statements. The growth rate does not exceed the long-term average growth rate for the business in which the CGU operates.

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

Adjustment of investment property to fair value

Investment property is presented at fair value. In certain cases, fair value is determined using discounted cash flows that are based on assumptions as to discount rate. Changes in the discount rate will change the calculated fair value and may therefore materially affect the results of our operations. The range of discount rates used is 7.75%-12% per annum (mainly 7.75-8.25%).

When the discount rate differs by 0.5% from the management estimate, the fair value of investment property will be NIS 22.7 million lower or NIS 25.7 million higher. When the discount rate differs by 1% from the management estimate, the fair value of investment property will be NIS 43.4 million lower or NIS 51.4 million higher.

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

The present value of the obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost of retirement benefits include the discount rate. Other key assumptions, such as future wage increases and retirement rates, are based in part on current market conditions and on past experience. Any changes in these assumptions will impact the carrying amount of the obligations. Actuarial gains and losses are recognized outside of statement of income in the "Statement of Comprehensive Income" in the period in which they arise.

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

For key management assumptions used in the annual actuarial calculation for retirement benefit obligations and provision for unutilized sick leave, see note 24 to the Consolidated Financial Statements.

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

Cash generated by operations was approximately NIS 627.6 million, or $164.3 million, in 2011, an increase of 205% compared with approximately NIS 205.8 million in 2010. The inclusion of a full year of Dor Alon's results in 2011 was a significant reason for the increase in the cash flow from operating activities in 2011, the amount of NIS 136.3 million. The increase in cash flows from operating activities is mainly due to a decrease in working capital in the Supermarket segment, from advancing receipts from credit card companies of NIS 203.4 million (U.S. $53.2 million), from an increase in advances from purchasers of apartments of NIS 102.6 million (U.S. $26.8 million) net of an increase in tax payments of NIS 85.1 million (U.S. $22.3 million).

In 2011, approximately 38% of our supermarket sales were paid for with cash, checks and gift certificates issued by the Company at the point-of-sale, approximately 62% of supermarket sales were paid for with credit cards.

During 2011, the average time period that we held inventory was 25 days and the average time period within which our accounts receivable were paid was 30 days. By contrast, as of such date the average time period for payment of our accounts payable was 67 days. Accordingly, increased capital resources are not required to support an increase in our receivables or inventories because we generally sell our products before we pay our suppliers.

Other sources of liquidity are long-term and short-term borrowing from banks and others. During 2011, we received from banks long-term loans of NIS 213.6 million, or $55.9 million, and short-term borrowings, net, of NIS 582.5 million, or $152.4 million. For information regarding outstanding balances and repayment information, see "Long-Term Loans from Banks and other Financial Institutions" and " – Debentures."

On May 20, 2009, the Israel Securities Authority approved the publication of a shelf prospectus filed by BSRE. The shelf prospectus was valid for a period of two years from publication In July 2010, pursuant to the shelf prospectus, BSRE issued NIS 110 million in principal amount of unsecured non-convertible Series D debentures and received net proceeds of approximately NIS 108.6 million, or $30.6 million (net of issuance expenses of NIS 1.45 million, or $0.41 million). The proceeds from the issuance of the debentures were used for financing BSRE's business activities. In October 2009, pursuant to the shelf prospectus, BSRE issued NIS 300 million in principal amount of unsecured non-convertible Series C debentures and received net proceeds of approximately NIS 294.3 million, or $78 million (net of issuance expenses of NIS 5.7 million, or $1.5 million). The proceeds from the issuance of the debentures were used for financing BSRE's business activities.

On May 30, 2011, BSRE published a shelf prospectus, according to which BSRE may issue in the future ordinary shares, debentures by way of expansion of the existing series, debentures, options exercisable into ordinary shares, and options exercisable into debentures.

In February 2010, we published a shelf prospectus that allows us to issue marketable securities in Israel during the next two years. In November 2010, pursuant to the shelf prospectus, we issued NIS 100 million in principal amount of unsecured non-convertible Series C debentures and received net proceeds of approximately NIS 96.5 million, or $26.7 million (net of issuance expenses of NIS 3.5 million, or $1.0 million). The proceeds from the issuance of the debentures were used for financing our business activities.

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

In 2003, we issued NIS 200 million in aggregate principal amount of unsecured 5.9% convertible and NIS 200 million in aggregate principal amount of non-convertible debentures. The installments of principal on the convertible debentures are due in 2007, 2009 and 2011, and the installments of principal on the non-convertible debentures are due in 2012, 2013 and 2014. During 2011, we issued a total of 27,399 ordinary shares as a result of the conversion of our convertible debentures in a principal amount of NIS 166,668 million. As of December 31, 2011, the convertible debentures (Series B) were repaid in full and the remaining principal balance (linked to the Israeli CPI) of the non-convertible debentures (Series A) was approximately NIS 229.1 million.

Uses.

During 2011, we repaid long-term loans in the amount of NIS 382.5 million, or $100.1 million, debentures in the amount of NIS 174.9 million, or $45.8 million, and interest in the amount of NIS 222.7 million, or $58.3 million, and we paid dividends to non-controlling interests in subsidiaries in the amount of NIS 30.7 million or $17.6 million.

In recent years, we funded our renovation, remodeling and expansion programs primarily mainly from cash generated by our operations and from long and short-term loans from banks. During 2011, we invested approximately NIS 365.5 million, or $93.3 million, in property and equipment, intangible assets, investment property and payments on account of real estate, a 9.6% increase from our 2010 investment of NIS 325.2 million. Of our investment in property and equipment, intangible assets and investment property in 2011, we invested NIS 193.4 million, or $50.6 million, in land and buildings, including land that we leased and investment property, as compared with NIS 164.1 million in 2010. During 2012, we have spent and currently plan to spend in excess of NIS 203 million, or $53.1 million (based on the representative rate of exchange on March 31, 2012) for the development or acquisition of new supermarkets, the renovation and remodeling of our existing supermarkets and related investments. In addition, during 2012 and 2013, we intend to open approximately 14-18 fueling stations at a cost of approximately NIS 3 million to NIS 4 million per fueling station. We intend to finance our store development, renovation, modeling, expansion and acquisitions mainly from cash generated by our operations and from borrowings from banks and others.

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

In November 2011, Bee group issued a full tender offer to purchase 4.8 million shares of Naaman that are not held by the group for NIS 6.53 ($1.8) per share. The last date for accepting the tender offer was on November 22, 2011, and up to the date of this Annual Report, an acceptance notice of 1.48 million shares (10.2%) was received in return for NIS 9.7 million ($2.6 million).

As of March 31, 2012, Bee Group held approximately 77.03% of the outstanding shares of Naaman, and Naaman held 100% of the outstanding shares of Vardinon.

Dividends

The following table sets forth dividends paid by the Company from January 1, 2007 until the date of this Annual Report:

Date of payment	Amount per share	Total amount(1)
December 29, 2011	NIS 1.13 ($0.30)	NIS 75 million (approximately $20.2 million)
October 18, 2010	NIS 12.31 ($3.39)	NIS 800 million (approximately $220.5 million)
February 25, 2010	NIS 1.70 ($0.45)	NIS 75 million (approximately $19.8 million)
October 7, 2008	NIS 3.46 ($0.99)	NIS 150 million (approximately $42.82 million)
October 8, 2007	NIS 5.07 ($1.27)	NIS 220 million (approximately $55 million)
April 19, 2007	NIS 1.45 ($0.35)	NIS 60 million (approximately $14.7 million)

(1)	In accordance with the representative rate of exchange of the NIS to the dollar as of the date of the payment of the dividend.

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

On January 14, 2010, Alon Holdings' board of directors decided that in view of the changes and development of Alon Holdings since 2003, including the transfer of Alon Holdings' and Mega Retail's real estate properties to BSRE (which operates under financial obligations to EBITDA ratios appropriate for real estate companies and currently holds a major part of the consolidated debt), the purchase of Bee Group (a Non Food retailer), and the reorganization of Alon Holdings' food retail activities in its subsidiary, Mega Retail Ltd., that the ratio of net financial obligations to EBITDA is to be calculated by deducting from the net financial obligations Alon Holdings' debt which is related by the company to real estate that is not in use by Alon Holdings (which is equal to 75% of the investment property as recorded on the balance sheet). On December 31, 2011, the net financial obligations to EBITDA (calculated in accordance with the deduction described above) were 6 (taking into account Dor Alon’s financial obligations as of December 31, 2011). Due to the acquisition of Dor Alon, in October 2010, increase in the fuel prices which increase our capital needs, the Company's investment plan to open additional Mega Retail branches, the entrance of BSRE to additional new projects and the launching of Alon Cellular, our board of directors further resolved that Alon Holdings would not distribute dividends in any quarter if the ratio of the net financial obligations (calculated in accordance with the deduction described above) to EBITDA for any quarter exceeds 6.

Dividends paid by BSRE until the date of this Annual Report:

In November 2008, BSRE's board of directors approved a decision to extend the BSRE's policy that existed for the years 2006-2008, according to which BSRE will distribute dividends in the amount of no less than 25% of the net profits of BSRE in each year, to 2008-2010. In March 2011, the Board of Directors approved a decision to adopt a policy for the years 2011 and 2012, according to which BSRE will distribute dividends in the amount of no less than 25% and not higher than 75% of the net profits of BSRE in each year, without taking into account revisions in the net fair value of real estate for investment. Such distributions are subject to the “profit test” under the Israeli Companies Law at the relevant dates and to other decisions of BSRE’s board of directors, including decisions designating a different use of BSRE's profits and/or a change in the BSRE dividend policy.

The following table sets forth dividends paid by BSRE from January 1, 2007 until the date of this Annual Report:

Date of payment	Amount per share	Total amount(1) (2)
December 25, 2011	NIS 2.71 ($0.71)	NIS 34 million (approximately $ 9.0 million)
April 13, 2011	NIS 3.82 ($1.1)	NIS 47.8 million (approximately $14.0 million)
March 31, 2010	NIS 4.6 ($1.3)	NIS 57.6 million (approximately $15.5 million)
April 20, 2009	NIS 1.35 ($0.32)	NIS 16.8 million (approximately $4.0 million)
April 28, 2008	NIS 1.58 ($0.46)	NIS 19.7 million (approximately $5.7 million)
April 12, 2007	NIS 0.78 ($0.19)	NIS 9.7 million (approximately $2.3 million)

(1)	In accordance with the representative rate of exchange of the NIS to the dollar as of the date of the payment of the dividend.

(2)	Alon Holdings' share in the distribution of the dividends was approximately 80%.

Dividends paid by Dor Alon since the time Alon Holdings acquired Dor Alon and until the date of this Annual Report:

Date of payment	Amount per share	Total amount(1) (2)
December 19, 2011	NIS 2.08 ($0.55)	Total amount NIS 30 million (approximately $7.9 million
April 14, 2011	NIS 1.73 ($0.5)	Total amount NIS 25.0 million (approximately $7.2 million

(1)	In accordance with the representative rate of exchange of the NIS to the dollar as of the date of the payment of the dividend.

(2)	Alon Holdings' share in the distribution of the dividends was approximately 80%.

Short-Term Credit from Banks and Others

The following table sets forth the principal terms of our short-term credit from banks and others:

	December 31
	2010	2011
	NIS in thousands

Bank overdrafts	21,825	2,701

Bank loans	408,959	994,727

Commercial paper	39,500	39,500

Current maturities of long-term loans	297,771	311,642

	768,055	1,348,570

Long-Term Loans from Banks and other Financial Institutions

The following table sets forth the principal terms of our long-term loans from banks and other financial institutions:

	December 31		Annual Interest Rate
	2010	2011	(1)
	NIS in thousands		%
In Israeli currency:
Linked to the Israeli CPI bearing a fixed interest rate (2)	783,738	665,149	3.78
Linked to the Israeli CPI bearing a variable interest rate (3)	236,501	225,385	4.90
Unlinked and bearing a fixed interest rate (4)	179,846	120,806	6.60
Unlinked and bearing a variable interest rate (5)	496,845	540,789	4.63

Total	1,696,930	1,552,129

Less - current maturities	297,771	311,642
	1,399,159	1,240,487

(1) Weighted average rate as of December 31, 2011.

(2) As of December 31, 2011, included approximately NIS 474.3 million at a weighted average interest rate of 3.6%, and approximately NIS 190.8 million at a weighted average interest rate of 5.2%.

(3) As of December 31, 2011, included approximately NIS 225.4 million at a weighted average interest rate of 4.9%.

(4) As of December 31, 2011, included NIS 71.5 million at an interest rate of 5.9%, and the balance of approximately NIS 49.3 million at a weighted average interest rate of 7.6%.

(5) As of December 31, 2011, included approximately NIS 347.6 million at a weighted average interest rate of 5.0%, approximately NIS 137.1 million at a weighted average interest rate of 5.2%, and the balance of approximately NIS 56.1 million at a weighted average interest rate of 3.1%.

The loans described in the table above include loans undertaken by the Company in the aggregate amount of approximately NIS 244.8 million, loans undertaken by Mega Retail and its subsidiaries in the aggregate amount of approximately NIS 353.7 million, loans undertaken by BSRE in an aggregate amount of NIS 302.3 million, loans undertaken by Bee Group and its subsidiaries in an aggregate amount of approximately NIS 112.8 million, and loans undertaken by Dor Alon in an aggregate amount of NIS 538.5 million. These loan agreements contain undertakings by Bee Group and its subsidiaries, Dor Alon and its subsidiaries and BSRE to meet certain financial covenants. The financial covenants in Bee Group's loan agreements include a limitation on Bee Group and its subsidiaries' ability to distribute dividends. As of March 31, 2012, Bee Group and its subsidiaries received a waiver in respect of the financial covenants contained in their loan agreements. As of December 31, 2011, Dor Alon met the financial covenants contained in its loan agreements.

Debentures

The following table summarizes (i) outstanding debentures in 2010 and 2011 of the Company, (ii) outstanding debentures in 2010 and 2011 of BSRE, of which we owned 78.22% of the shares as of March 31, 2012 and (iii) outstanding debentures in 2011 of Dor Alon, of which we owned 78.38% of the shares as of March 31, 2012:

	December 31
	2010	2011
	NIS in thousands
Convertible debentures:
Issued by the Company	10,292	-
Issued by BSRE	117,726	118,909
Issued by Dor Alon	61,638	-
	189,656	118,909

Less - current maturities	71,930	83
	117,726	118,826

Non-convertible debentures:
Issued by the Company	316,793	320,534
Issued by BSRE	1,259,160	1,274,216
Issued by Dor Alon	737,942	651,940
	2,313,895	2,246,690

Less - current maturities	130,802	212,643
	2,183,093	2,034,047

In addition, Naaman, our subsidiary through Bee Group, has outstanding convertible debentures, which had principal balances of NIS 83,000 (of which NIS 83,000 were current maturities) and NIS 112,000 (of which NIS 37,000 were current maturities), as of December 31, 2011 and December 31, 2010, respectively.

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

Alon Holdings Series B Debentures

The principal of the Series B Debentures were repayable in three equal annual installments on August 5 of each of the years 2007, 2009 and 2011, and the interest was payable semi-annually. The Series B Debentures were convertible into our ordinary shares at a conversion ratio that is subject to adjustment in the event of distribution of bonus shares and cash dividends and the issuance of rights. As of December 31, 2011, the Series B Debentures were fully converted or repaid.

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

On April 11, 2012, we issued additional Series C debentures in the framework of a private placement in the aggregate amount of NIS 35 million for an aggregate amount of NIS 31.3 million.

Ratings of Alon Holdings Debentures

On January 25, 2012, Midroog decreased the rating of Series A and C Debentures from "A1" rating to "A2/Stable". In addition, Midroog applied the rating of "A2/Stable" for potential future issuances of up to NIS 200 million Series C Debentures by way of expansion of the current Series C Debentures.

BSRE Debentures

In August 2006, BRSE issued 2.5 million BRSE ordinary shares of NIS 1 par value each, together with NIS 100 million par value of registered BRSE Series A debentures, which are convertible into BRSE ordinary shares, and NIS 650 million par value of registered BRSE Series B debentures. In September 2008, BSRE completed the issuance of an additional NIS 125 million in principal amount of unsecured non-convertible (Series B) debentures to institutional investors. The terms of these debentures are identical to the terms of the non-convertible (Series B) debentures issued by BSRE in August 2006. In October 2009, BSRE issued NIS 300 million par value of registered Series C debentures. In July 2010, BSRE issued NIS 110 million par value of registered BSRE Series D debentures. On May 30, 2011, BSRE published a shelf prospectus, according to which BSRE may issue in the future ordinary shares, debentures by way of expansion of the existing series, debentures, options exercisable into ordinary shares, and options exercisable into debentures. On January 4, 2012, BSRE completed the issuance of an additional NIS 150 million in principal amount of Series D debentures to institutional investors in Israel, in consideration for 98.5% of its par value, reflecting proceeds of 5.8%. The terms of these debentures are identical to the terms of the Series D debentures issued by BSRE on May 20, 2009.

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

BSRE Series C Debentures

The BSRE Series C debentures are to be redeemed in eight non-equal annual installments on October 31 of each of the years 2011 to 2018, of which six installments each in the amount of 7.5% of the debentures' principal amount are to be redeemed on October 31 of each of the years 2011 to 2016, and two installments each in the amount of 27.5% of the debentures' principal amount are to be redeemed on October 31 of each of the years 2017 to 2018. The Series C debentures are linked to the known CPI and bear interest at an annual rate of 4.2% which is payable semi-annually on April 30 and October 31 of each of the years 2010 to 2018. On April 11, 2012, BSRE expanded its Series C debentures through a private offering of NIS 35,000 thousand par value of Series C debentures to institutional investors for 89.5% of their par value, reflecting a return of 5.7%.

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

On January 4, 2012, BSRE expanded its Series D Debentures through a private offering of NIS 150,000 thousand par value of Series D Debentures to institutional investors for 98.5% of their par value, reflecting a return of 5.8%.

Rating of BSRE Debentures

On August 10, 2011, Midroog reapproved the rating of BSRE's debentures (Series A, Series B and Series C) to "A1/Negative".

On January 4, 2012, BSRE's Board approved the issuance of additional Series D debentures in the framework of a private placement to institutional investors in the aggregate amount of NIS 150 million. On January 5, 2012, Midroog approved an "A1/Negative" rating to the additional Series D debentures. On January 12, 2012, the ISA approved the registration of the debentures for trading.

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

Dor Alon Series A Debentures

The Series A Convertible Debentures were repaid in full in May 2011. Such debentures were linked to the Israeli CPI (both principal and interest), bore an annual interest of 5%, and were convertible into registered shares of NIS 1 par value of Dor Alon.

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

Dor Alon Series D Debentures

Dor Alon Series D Debentures bear a fixed annual interest rate of 6.65%, payable in quarterly installments up to December 2016. The principal is repayable in equal semi-annual payments on June 1 and December 1 from 2013 to 2016, with NIS 34,750 thousand payable each year. In February 15, 2012, Dor Alon completed the issuance of an additional NIS 119,900 thousands in principal amount of Series D debentures to institutional investors in Israel, in consideration for 101.95% of its par value, reflecting proceeds of 6.9%.

Dorgas Batuchot Ltd. Debentures

These debentures are linked (principal and interest) to the Israeli CPI. The debentures bear a fixed annual interest rate of 4.95%.

Dor Debentures

Dor Debentures issued two series of debentures to institutional investors:

Series 1 in a total amount of NIS 13 million for a period of 12 years, with the principal repaid in semi-annual equal payments on April 20 and October 20 for each of the years 2005 to 2016 (inclusive). As of December 31, 2011, Dor Debentures did not meet the covenants relating to the series 1 debenture. As a result, a liability amounting to NIS 7.9 million was classified as current liabilities as of December 31, 2011.

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

Rating of Dor Alon Debentures

As of December 31, 2011, Dor Alon's Series B Debentures were unrated and Series C and D Debentures were rated A2 with a negative outlook, Dorgas Batuchot Debentures were rated Aa2, and the Dor Debentures were rated A-.

For additional information on charges pertaining to the collateralized long-term loans, see note 21 to our consolidated financial statements.

Commitments for Capital Expenditures

As of December 31, 2011, we had entered into agreements for investments in fixtures, equipment and leasehold improvements in the total amount of approximately NIS 33.5 million, or $8.8 million. We intend to finance these investments from cash generated by our operations and from loans from banks or other financial institutions.

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

On October 11, 2011, BSRE received a notice from Tel Aviv municipality that all of the conditions to approve the BOT agreement of "Givon Parking" in Tel Aviv had been satisfied, and on November 13, 2011 BSRE received the right to use the property for constructions work. BSRE estimates that construction will be completed during 2014. The total cost for establishing the parking lot, including related costs, is estimated at NIS 144 million ($38.8 million), and the share of BSRE is approximately NIS 72 million ($19.4 million).

C.	Research and Development, Patents and Licenses.

Not applicable.

D.	Trend Information.

Based on data published by the Israeli Central Bureau of Statistics of the retail sales of food, drinks and tobacco in Israel, we estimate that approximately 33.7% of the total retail sales of food, beverages and tobacco in Israel in 2011 was made by the two large chains and approximately 42% of the estimated retail sales made by supermarkets, groceries and mini-markets in Israel in 2011 was made by the two large chains - a percentage that is considerably lower than the estimated market shares of the major supermarkets prevailing in Europe and the United States.

Accordingly, we believe that there is an opportunity for us to grow correspondingly with the general growth of the supermarket sector in Israel. In addition, we believe that we have an opportunity to grow in locations where we do not have a strong presence and in particular in the northern part of the country and in the Jerusalem area.

The food retailing industry has been subject to increased competition in recent years. Since the 2005 merger between Shufersal and ClubMarket, another major chain, we have faced a larger competitor, many of whose stores are characterized by the every day sale of products at low prices. We estimate that our market share of the total retail market of food, beverages and tobacco was 13.4% in 2011 compared to 14.1% in 2010. The market share of the other major competitor, Shufersal, based on its financial reports was approximately 20.9% of the total retail market of food, beverages, and tobacco in 2011, compared to 22.7% in 2010 (this calculation is based on the estimate of the Central Bureau of Statistics of the total retail market for food, beverages and tobacco, and our estimate for market growth of 3.7% in 2011). In addition, as a result of consumers’ focus on the price of products, in recent years we and our competitors have established or expanded low-price and hard discount store formats. In 2011, very low-priced smaller supermarket chains continued to aggressively increase their market share and expand their presence in selected areas in Israel, often geographically beyond their original location. The increased competition has led to increased downward pressure on prices.

The global economic crisis and the resulting slowdown in the Israeli economy has impacted the food retail market by affecting the buying patterns of our customers, as more customers are shifting their purchases to low-price and hard discount stores, which have a lower profit margin. In response to these trends, in August 2007, we launched our Mega In Town store format to offer discount prices in neighborhood stores. In addition, in December 2008 we launched our Mega Bool heavy discount store format as well as our "Mega" line of private label goods that are sold in our "Mega Bool" and "Mega In Town" stores. We expect to continue to expand our low-price store formats and our sales of products under our "Mega" private label in 2012 in an effort to increase our market share.

In addition, during 2009, we launched a new membership card and a new "You" Diners Club and MasterCard credit card as part of our "You" loyalty club, which is designed to increase consumer traffic and encourage customers to patronage our stores. In June 2011, we celebrated the achievement of the millionth You loyalty club customer. During 2012 and 2013, the Company intends to increase the number of the You loyalty club customers.

During 2011, there was an increase in the sales through "Mega@Internet" sale site, which was launched in October 2009. In addition, there was an increase in the number of shop in shop formats.

In the past few years, we have witnessed a global trend of supermarkets specializing in organic and health products. In response to this trend, we purchased Eden Teva in October 2007, which operates a leading supermarket chain in Israel offering organic/health products. In 2009, we expanded the Eden Teva chain and it now includes eleven stores. During 2010, we began implementing our strategy to establish our Eden Teva format as the leader in Israel's organic/health food market by establishing Eden Teva branches within our existing large store formats under the concept of a "store within a store". In August 2010, we launched our first “Eden in Mega” store as part of our new Eden Teva store format. As of December 31, 2011, Eden Teva operated 17 (including six Eden Stores within Mega) supermarket stores. During 2012, the Company intends to improve the operating results of the Eden Teva stores.

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

In 2011, we opened six new stores and closed one store to compete in selective areas in which we did not believe we had sufficient market presence, and we converted 1 Mega store into Mega In Town stores. We also converted 14 "Mega" and "Zol BeShefa" stores to “Mega Bool” and five stores to "Zol BeShefa". In addition, we plan to continue to remodel some of our supermarkets to give them a more “upscale” orientation, offering improved product selection and increased focus on customer service.

In 2012, we plan to open approximately 16 additional supermarkets, totaling approximately 15,000 square meters of store space, in localities whose populations are currently under-served by supermarkets or in localities in which we do not have sufficient market presence. In 2012, until March 31, 2012, we opened four supermarket stores.

In 2012, we are taking action to further increase our market share of “Non-Food” and “Near-Food” products and to offer a wider selection of these products to consumers in our stores with the goal of increasing the portion of our customers’ overall shopping needs that are addressed in our stores. In addition, we intend to continue our expansion into the stand alone Non Food stores market by opening approximately 10 additional stores that are self-operating stores or operated by franchisees and to capitalize on potential synergies and an internal reorganization in order to improve our operating efficiency. Between 20 and 25 stores that had been operated by a franchisee became self-operating stores during 2012.

Dor Alon anticipates opening and operating an additional 14-18 commercial and fueling sites during 2012 and 2013. Dor Alon has plans and agreements to plan, establish and operate additional fueling stations, and these stations are currently in different stages of authorization and establishment. Dor Alon also anticipates opening and operating approximately 20 convenience stores during 2012 and 2013.

In 2012, in order to improve our market share, we are looking to further broaden the variety of products offered under our private label and to improve our distribution capabilities by investing in a new distribution center, which should begin working at the end of 2013.

E.	Off-Balance Sheet Arrangements.

None.

F.	Tabular Disclosure of Contractual Obligations.

The following table sets forth certain information concerning our obligations and commitments to make future payments under contracts, such as debt and lease agreements:

	Expected Maturity (NIS in thousands)
	2012	2013	2014	2015	2016	2017	2018 and thereafter	Total

Long term loans from banks (1)	311,642	258,775	169,417	141,099	113,302	92,222	409,576	1,496,033
Non Convertible Debentures issued by the Company (2) (3)	88,193	88,193	88,193	8,578	8,578	8,578	42,889	333,202
Non-Convertible Debentures issued by BSRE (4) (5)	23,645	246,409	246,409	246,409	246,409	115,434	172,905	1,297,620
Convertible Debentures issued by BSRE (5)	83	28,744	28,744	28,744	28,744	-	-	115,059
Non-Convertible Debentures issued by Dor Alon (6)	89,319	130,904	131,045	131,195	61,397	26,817	70,053	640,730
Loan from related party	-	55,000	-	-	-	-	1,096	56,096
Short term credit from banks (7)	997,428	-	-	-	-	-	-	997,428
Commercial paper (8)	39,500	-	-	-	-	-	-	39,500
Purchase Obligations	25,154	-	-	-	-	-	-	25,154
Purchase Obligations – BSRE	90,634							90,634
Non-cancelable Long term leases (9)	341,859	311,375	263,107	230,574	196,031	161,046	685,628	2,189,620
Total contractual cash obligations	2,007,411	1,174,437	926,952	786,599	639,433	404,097	1,342,173	7,281,102

(1)	The table above does not include payments of interest on our long-term loans because the actual interest payments on most of the loans are dependent on variable parameters, such as changes in the Israeli CPI, or variable interest rates which cannot be predicted at the date of this report. Without taking into account any changes in the Israeli CPI or changes in foreign currency rates and assuming the relevant variable interest rate will remain at its level as it was as of December 31, 2011 (4.3% per annum), interest payments on the long-term loans (in thousands) would be NIS 40,128 in 2012, NIS 33,117 in 2013, NIS 27,245 in 2014, NIS 23,880 in 2015, NIS 20,464 in 2016, NIS 17,172 in 2017 and NIS 13,867 in 2018 and beyond.

(2)	These debentures bear interest at an annual rate of 5.9% and are linked (principal and interest) to the Israeli CPI, but in the event the Israeli CPI is less than the base index (index known at date of issuance), the amount of debentures will not be adjusted below the base index. Without taking into account any changes to the Israeli CPI, interest payments on the Non-Convertible Debentures (in thousands) would be NIS 14,092 in 2012, NIS 9,395 in 2013, and NIS 4,697 in 2014. Without taking into account any changes to the Israeli CPI, based on the principal amount of the Non Convertible Debentures as of March 31, 2012 and assuming no additional conversion of debentures, interest payments on the Non-Convertible Debentures (in thousands) would be NIS 91 in 2012. The table above does not include payments of interest on our debentures because the actual interest payments on these debentures will depend on changes in the Israeli CPI, which cannot be predicted at the time of this report.

(3)	These debentures bear interest at an annual rate of 2.5% and are linked (principal and interest) to the Israeli CPI but in the event the Israeli CPI is less than the base index (index known at date of issuance), the amount of debentures will not be adjusted below the base index. Without taking into account any changes to the Israeli CPI, interest payments on the Non-Convertible Debentures (in thousands) would be NIS 2,359 in 2012, NIS 2,144 in 2013, NIS 1,930 in 2014, NIS 1,716 in 2015, NIS 1,501 in 2016, NIS 1,287 in 2017 and NIS 3,217 in 2018 and beyond. The table above does not include payments of interest on our debentures because the actual interest payments on these debentures will depend on changes in the Israeli CPI, which cannot be predicted at the time of this report. The principal is repayable in twelve equal annual installments on November 4 of each of the years 2011 to 2022 (inclusive).

(4)	The principal is repayable in three equal annual installments on August 5 of each of the years 2012 to 2014.

(5)	The Non-Convertible Debentures and the Convertible Debentures (Series A, Series B Series C and D) bear interest at an annual rate of 6.25%, 4.7%, 4.2% and 4.5%, respectively, and are linked (principal and interest) to the Israeli CPI, but in the event the Israeli CPI is less than the base index (index known at date of issuance), the amount of debentures will not be adjusted below the base index. Without taking into account any changes to the Israeli CPI, interest payments on the Non-Convertible Debentures (in thousands) would be NIS 59,300 in 2012, NIS 58,307 in 2013, NIS 46,844 in 2014, NIS 35,381 in 2015, NIS 23,918 in 2016, NIS 12,455 in 2017 and NIS 10,169 in 2018 and beyond. Without taking into account any changes to the Israeli CPI, based on the principal amount of the Convertible Debentures as of December 31, 2011 and assuming no additional conversion of debentures, interest payments on the Convertible Debentures (in thousands) would be NIS 7,186 in 2012, NIS 7,186 in 2013, and NIS 5,389 in 2014, NIS 3,593 in 2015 and NIS 1,796 in 2016. The table above does not include payments of interest on our debentures because the actual interest payments on these debentures will depend on changes in the Israeli CPI, which cannot be predicted at the time of this report.

(6)	The Non-Convertible Debentures and the Convertible Debentures (Series B, Series C, Series D, DorGaz and Dor Bonds) bear interest at an annual rate of 5%, 4.98%, 6.65%, 4.95% and 6.45%, respectively, and Series B linked (principal and interest) to the Israeli CPI, but in the event the Israeli CPI is less than the base index (index known at date of issuance), the amount of debentures will not be adjusted below the base index and Series C bears interest of government bonds+2.25%. Without taking into account any changes to the Israeli CPI and interest of government bonds, interest payments on the Non-Convertible Debentures (in thousands) would be NIS 35,326 in 2012, NIS 30,720 in 2013, NIS 23,577 in 2014, NIS 16,424 in 2015, NIS 9,263 in 2016, NIS 5,588 in 2017 and NIS 4,214 in 2018 beyond.

(7)	The table above does not include interest on our short term credit from banks (2011: 3.9%- per year).

(8)	On June 30, 2009, the Company issued commercial paper to institutional investors in an amount of NIS 40 million for a period of four years. The commercial paper bears annual interest at a variable rate equal to the Bank of Israel Interest Rate plus 1.5%, payable semi-annually beginning on December 30, 2009. The average annual interest rate for the six months ended December 31, 2011was 4.58%. Therefore, the table above does not include the amount of interest on commercial paper. The principal of the commercial paper is repayable every six months at the demand of the holders, but in any event, the last repayment date of the principal will be June 28, 2013.

(9)	Includes mainly apartment lease arrangements.

*	The table above does not include severance payment obligations because the actual severance payments will depend on the dates of payment, which cannot be predicted at the time of this report.

**	The table above does not include a provision for uncertain tax positions in the amount of 9.4 million.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management.

The following table lists the name, age and position of the directors and senior management of Alon Holdings and three officers of our subsidiaries as of April 30, 2012.

Name	Age	Position

David Wiessman (1)	56	Executive Chairman of the Board of Directors and Chief Operating Decision Maker (CODM)
Yitzhak Bader	66	Director
Shlomo Even	55	Director
Diana Bogoslavsky	53	Director
David Alphandary (2) (3)	77	Director
Uzi Baram (1) (2) (3)	75	Director
Avraham Meron (2)	73	Director
Mordehay Ventura	57	Director
Zeev Vurembrand	61	Chief Executive Officer of Alon Holdings and of Mega Retail
Dror Moran	44	Vice President and Chief Financial Officer of Alon Holdings and General Manager of "You" Club
Ortal Klein	43	Corporate Secretary
Moshe Shatz	64	Head of Human Resources Division
Daniel Garabagi	48	Head of Information Technology Division
Zeév Stein	58	Chief Executive Officer of Blue Square Real Estate Ltd.
Shmuel Antzel	55	Chief Executive Officer of Bee Group
Israel Yaniv	65	Chief Executive Officer of Dor Alon

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

Yitzhak Bader has served as our director from June 2003. Mr. Bader is currently Chief Executive Officer of Granot, a purchasing organization of the kibbutzim. He is also Chairman of the board of directors of Alon Israel Oil Company Ltd. and Joint Chairman of Dor-Alon Energy In Israel (1988) LTD., and a director in the following companies: Alon Retail, Mega Retail, Alon Natural Explorations Ltd., Dor Alon Retail Sites Management Ltd., Dor Alon Gas Technologies Ltd., Alon USA Energy, Inc., Alon USA Operating, Inc., Alon USA GP, LLC, Alon USA Capital Inc., Alon Assets Inc., Alon USA Inc., BSRE, Pri-Gat Ltd., Rimon Counseling and Management of Services Ltd., Meiram Water and Infrastructures Ltd., various entities under control of Granot, One Technologies Software (ASD) Ltd., Gat Givat Haim Cooperative Society for Preservation of Agricultural Products Ltd., and Tnuva Central Cooperative for the Marketing of Agriculture Produce in Israel Ltd.

 Shlomo Even has served as our director since June 2003. Mr. Even is currently a certified accountant and partner of the accounting firm of Tiroshi Even, and a director of the following companies: Super Sol Bielsol Investments Ltd., Alon Israel Oil Company Ltd., Dor-Alon Energy In Israel (1988) LTD., Rosebud Real Estate Ltd., Dor Alon Retail Sites Management Ltd., Alon USA Energy Inc., Alon USA Operating Inc., Alon USA GP LLC, Alon USA Capital Inc., Alon Assets Inc. and Alon USA Inc. Mr. Even holds a B.A. degree in Accounting and Economics from Bar-Ilan University.

Diana Bogoslavsky has served as our director since March 2006. She has served as the Chief Executive Officer of Mishkei Emek Hayarden and the Regional Plants since 2005. From 1996 to 2004, Ms. Bogoslavsky served as Manager of the Economic Department of Brit Hapikuach (the Supervision Alliance). From 2000 to 2004, Ms. Bogoslavsky also served as a member of the management of Brit Hapikuach and as the Chairman of the board of directors of Jenny Company, a subsidiary of Brit Hapikuach. From 1993 to 1996, Ms. Bogoslavsky served as Bank Mizrahi representative in Argentina. Ms. Bogoslavsky currently serves as a director in the Union of the Kibbutzim Industry, in Dor-Alon Energy In Israel (1988) LTD, Dor Alon Retail Sites Management Ltd. and Alon Natural Gas Explorations Ltd. and in several others companies. Ms. Bogoslavsky holds a Masters degree in Economics and Business Management (specializing in financing) and B.A. in Economics and Administration from Midreshet Rupin in the Hefer Valley in Israel.

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

Mordehay Ventura has served as our director since March 22, 2012. Mr. Ventura has served as Chief Executive Officer of the Mishkey Hadarom Aguda Haklait Shitufit Ltd. (Mishkey Hadarom) since 2004, and currently serves as a director in Oil Holdings (Founded by the Kibbutzim Organizations) Ltd., Alon Israel Oil Company Ltd., Dor Alon Energy in Israel (1988) Ltd., Dor Alon Retail Sites Management Ltd. Gan Smuel Mazon Ltd., Ganir (1992) Ltd., Hadarey Nitzanim Aguda Haklait Shitufit Ltd., Sivey Hadarom (S.D.) Ltd., Hanegev Aguda Haklait Shitufit Transport Company Ltd., Megadley Drom Yehuda Aguda Haklait Shitufit Ltd., Shkedey Drom Yehuda Aguda Haklait Shitufit Ltd., Zeitey Drom Yehuda Aguda Haklait Shitufit Ltd., Hazera (1939) Ltd., Megadley Zraim Ltd., the Egg and Poultry Board, Yoav Regional Council, Amal Darom Aguda Haklait Shitufit Ltd., Marbek Services and assets (2002) Ltd., Shovre Bar Import Feeding Stuff Ltd., Mishkey Dan Partnership, Dana Finance Services Ltd., Amber Machon Letaarovet Aguda Haklait Shitufit Merkazit Ltd., and Tnuva Holdings. Mr. Ventura holds a B.A. degree in Economics and Business Administration from the Rupin Academic Center in the Hefer Valley in Israel.

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

Daniel Garabagi has served as our Vice President and head of the Information Technology Division since April 2012. Mr. Garabagi served as Vice President of Information Technology in Strauss Group, one of the largest food companies in Israel, from 2004 to 2012. Prior to that, he served as manager of Information Technology in Strauss Group from 2000 to 2004. Mr. Garabagi holds a B.A. in Mathematics and Computer Science from the Haifa University.

Zeév Stein has served as the Chief Executive Officer of Blue Square Real Estate Ltd., since July 2006. Mr. Stein also serves as a director in various companies affiliated with Alon Group. Until December 2004, Mr. Stein served as Vice President of Planning and Development in Alon Israel Oil Company Ltd. Mr. Stein holds a B.Sc. degree in Civil Engineering and a degree in Architecture and Urban Design Planning from the Technion (Israel Institute of Technology) in Haifa.

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

Arrangements for the Election of Directors

As of March 31, 2012, Alon, directly and indirectly through Alon Retail, owned approximately 77.26% of our outstanding ordinary shares. So long as Alon continues to own beneficially more than 50% of our outstanding ordinary shares and voting power, it will be able to control the outcome of matters requiring shareholder approval that do not require a special majority, including the election of all Alon Holdings directors, other than Alon Holdings' two external directors. The election of the external directors requires that at least a majority of the votes of the shareholders who are not controlling shareholders and do not have a personal interest in the appointment (excluding a personal interest which did not result from the shareholder’s relationship with the controlling shareholder) who participate in the vote, vote for their nomination (without taking into account abstentions), or that the total number of shares voted against the proposal by shareholders who are not controlling shareholders and do not have a personal interest does not exceed two percent of the aggregate voting rights in the Company.

B.	Compensation

The following table sets forth the aggregate compensation we paid or accrued on behalf of all persons who served as Alon Holdings directors or senior management for services they rendered Alon Holdings and its subsidiaries, for the year ended December 31, 2011. The table also includes compensation to individuals who ceased to serve as directors or executive officers during the year.

	Salaries, fees, expenses, directors’ fees, commissions and bonuses	Pension, retirement and similar benefits
	(in thousands)	(in thousands)

All directors, senior management and Acting Chairman as a group	$ 4,378 (NIS 16,728)	$ 422 (NIS 1,613)

In addition, we recorded the sum of approximately NIS 1.5 million, or $0.4 million, in 2011 as a compensation cost related to the options granted to our senior management under our share option plan.  In April 2008, we agreed to pay to each director (including our external directors and expert external directors) other than the Chairman of the board of directors, the sum of NIS 97,500 per year and a meeting attendance fee of NIS 3,660, which amounts are equivalent to the amounts allowed to be paid to external directors of companies of comparable size under the second, third and fourth supplements to the Companies Regulations. The fees referred to above are adjusted from time to time based on changes to the Israeli Consumer Price Index in the same manner as the fees described in the Regulations are adjusted. The directors would also be entitled to reimbursement of expenses incurred by them in connection with their service as directors.

We also agreed to pay David Wiessman, our Executive Chairman of the board of directors, a monthly payment of NIS 42,497 plus VAT commencing from November 15, 2005, the date Mr. Wiessman became Executive Chairman of the board of directors. The compensation is linked to changes in Israel’s CPI since November 2005, and is updated every three months (therefore the currently monthly amount is NIS 49,000). No additional fees are paid to Mr. Wiessman for attending meetings of the board of directors or any committee of the board of directors. Mr. Wiessman is also entitled to reimbursement of actual expenses (upon submission of receipts) incurred by him in connection with his service as Executive Chairman of the board of directors. In February 2006, our audit committee, board of directors and shareholders meeting approved this arrangement and this arrangement was approved by our audit committee, board of directors and shareholders meeting for additional three years commencing on February 2, 2012.

BSRE paid to its CEO, Mr. Zeev Stein, for the year 2011 a total payment which cost BSRE approximately NIS 1,615,000 (including an annual bonus). Under his employment agreement, Mr. Stein is entitled to a salary and customary fringe benefits, including a car lease and social benefits. In addition, Mr. Stein is entitled to severance compensation in excess of that which is required under law (200% of required severance in the case of dismissal and 175% of required severance in case of voluntary termination by Mr. Stein). Mr. Stein also serves as Deputy CEO of Dor Alon. The scope of Mr. Stein's position in Dor Alon is limited to 25% and to the extent that such position does not place him in conflict of interest with BSRE. As part of this arrangement, the scope of Mr. Stein's position as CEO of BSRE is limited to 75% and does not include a fixed hour requirement.

Dor Alon paid to its CEO, Mr. Israel Yaniv, for the year 2011 a total payment which cost Dor Alon approximately NIS 2,318,000 (including an annual bonus). Under his employment agreement, Mr. Yaniv is entitled to an annual bonus equal to no more than eight monthly salaries, at the discretion of Dor Alon's board of directors. In the event of termination of Mr. Yaniv's employment with Dor Alon, he is entitled to a notice period of 10 months and to a severance package equal to one and a half months' salaries for every year of employment, other than in those situations where Dor Alon would not be required to pay severance under the law.

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

The vesting periods for the options are 66.7% at the end of two years from the date of grant and the remaining 33.3% at the end of three years from the date of grant. The options issued to executive officers and managers may be exercised during the six month period from the end of the vesting period, and options not exercised during this period will expire. As of March 2012, 750,760 options out of the 2008 plan had been exercised.

In January 2010, our controlling shareholder, Alon, granted an option to D.B.W Investments Ltd. a company controlled by Mr. David Weissman, Alon's president and our Executive Chairman of the Board, to purchase 766,020 of our shares held by Alon, representing approximately 1.16% of our outstanding shares, as of March 31, 2012. The option is exercisable in five equal portions at the end of each calendar year from 2010 until 2014 and for a period of 18 months from the time each portion vests.

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

Pursuant to the Israeli Companies Law, 1999, one may not be elected and may not serve as a director in a public company if he or she does not have the required qualifications and the ability to dedicate an appropriate amount of time for the performance of his duties as a director in the company, taking into consideration, among other things, the special needs and size of the company. In addition, a public company may convene an annual general meeting of shareholders to elect a director, and may elect such director, only if prior to such shareholders meeting, the nominee declares, among other things, that (s)he possess all of the required qualifications to serve as a director (and lists such qualifications in such declaration) and that he has the ability to dedicate an appropriate amount of time for the performance of his duties as a director of the company.

Under the Israeli Companies Law, the entering by a public company into a contract with a non-controlling director as to the terms of his office, including exculpation, indemnification or insurance, requires the approval of the audit committee, the board of directors and the shareholders of the Company.

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

Under the Israeli Companies Law, companies incorporated under the laws of Israel whose shares are either (i) listed for trading on a stock exchange or (ii) have been offered to the public in or outside of Israel, and are held by the public (Public Company) are required to appoint at least two external directors. The Israeli Companies Lawprovides that a person may not be appointed as an external director if the person is a relative of the controlling shareholder or if the person or the person’s relative, partner, employer, someone to whom he is subordinated directly or indirectly or any entity under the person’s control, has, as of the date of the person’s appointment to serve as external director, or had, during the two years preceding that date, any affiliation with us, our controlling, any relative of our controlling shareholder, as of the date of the person’s appointment to serve as external director, or any entity in which, currently or within the two years preceding the appointment date, the controlling shareholder was the company or the company's controlling shareholder; and in a company without a controlling shareholder or without a shareholder holding 25% or more of the voting rights in the company – any affiliation to the chairman of the board of directors, to the general manager (Chief Executive Officer), to a shareholder holding 5% or more of the company's shares or voting rights, or to the chief officer in any field as of the date of the person’s appointment. The term “affiliation” includes:

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

No person can serve as an external director if the person’s positions or other businesses create, or may create, a conflict of interests with the person’s responsibilities as a director or may impair his or her ability to serve as a director. In addition, a person who is a director of a company may not be elected as an external director of another company if, at that time, a director of the other company is acting as an external director of the first company. Until the lapse of two years from termination of office, a company, its controlling shareholder, or a company controlled by him may not engage an external director, or his spouse, or his child to serve as an office holder in the company or in any entity controlled by the controlling shareholder and cannot employ or receive professional services for consideration from that person, and may not grant such person any benefit either directly or indirectly, including through a corporation controlled by that person. The same restrictions above apply to relatives other than a spouse or a child, but such limitations shall only apply for one year from the date such external director ceased to be engaged in such capacity. In addition, if at the time an external director is appointed all current members of the board of directors, who are neither controlling shareholders nor relatives of controlling shareholders, are of the same gender, then the external director to be appointed must be of the other gender.

Under the Companies Law, a public company is required to appoint as an external director, a person who has "professional expertise" or a person who has "financial and accounting expertise," provided that at least one of the external directors must have "financial and accounting expertise". Under regulations, a director having financial and accounting expertise is a person who, due to his or her education, experience and qualifications is highly skilled in respect of, and understands, business-accounting matters and financial reports in a manner that enables him or her to understand in depth the company’s financial statements and to stimulate discussion regarding the manner in which the financial data is presented. Under the regulations, a director having professional expertise is a person who has an academic degree in either economics, business administration, accounting, law or public administration or other academic degree or has completed other higher education studies, all in an area relevant to the main business sector of the company or in a relevant area for the board position, or has at least five years experience in one of the following or at least five years of aggregate experience in two or more of the following: a senior management position in the business of a corporation with a substantial scope of business, in a senior position in the public service or a senior position in the main field of the company’s business.

Under the Companies Law, each Israeli public company is required to determine the minimum number of directors with “accounting and financial expertise” that such company believes is appropriate in light of the company’s type, size, the scope and complexity of its activities and other factors. Once a company has made this determination, it must ensure that the necessary appointments to the board are made in accordance with this determination. Our board of directors determined that two directors with “accounting and financial expertise” is appropriate for the Company. Our board of directors currently has at least two directors with such “accounting and financial expertise”.

External directors are to be elected by a majority vote at a shareholders’ meeting, provided that either (1) the majority of shares voted at the meeting, including at least a majority of the votes of the shareholders who are not controlling shareholders (as defined in the Israeli Companies Law) and do not have a personal interest in the appointment (excluding a personal interest which did not result from the shareholder’s relationship with the controlling shareholder), vote in favor of the election of the director without taking abstentions into account; or (2) the total number of shares of the abovementioned shareholders voted against the election of the external director does not exceed two percent of the aggregate voting rights in the company.

The initial term of an external director is three years and may be extended for two additional three-year terms under certain circumstances and conditions. Nevertheless, Regulations under the Israeli Companies Law provide that companies, like Alon Holdings (whose shares are listed for trading both on the Tel Aviv Stock Exchange and on the New York Stock Exchange), may appoint an external director for additional three-year terms, under certain circumstances and conditions. External director may be removed only in a general meeting, by the same percentage of shareholders as is required for their election, or by a court, and in both cases only if the external directors cease to meet the statutory qualifications for their appointment, if they violate their duty of loyalty to us.  Each committee authorized to exercise any of the powers of our board of directors is required to include at least one external director and our audit committee is required to include all of the external directors.

An external director is entitled to compensation and reimbursement of expenses in accordance with regulations promulgated under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with serving as a director except for certain exculpation, indemnification and insurance provided by the company.

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

The majority of the members of the audit committee, as well as the majority of members present at audit committee meetings, must be "independent" (as such term is defined below) and the chairman of the audit committee must be an external director. In addition, the following are disqualified from serving as members of the audit committee: the chairman of the board of directors, the controlling shareholder and his relatives, any director employed by the company or by its controlling shareholder or by an entity controlled by the controlling shareholder, a director who regularly provides services to the company or to its controlling shareholder or to an entity controlled by the controlling shareholder, and any director who derives most of its income from the controlling shareholder.

An “Independent Director” is defined as an external director or a director who meets the following conditions: (i) satisfies certain conditions for appointment as an external director (as described above) and the audit committee has determined that such conditions have been met and (ii) he or she has not served as a director of the company for more than nine consecutive years, with any interruption of up to two years in his or her service not being deemed a disruption in the continuity of such service.

The role of the audit committee is to examine flaws in our business management, in consultation with the internal auditor or our independent accountants and suggest appropriate course of action in order to correct such flaws. In addition, the approval of the audit committee is required to effect specified actions and related party transactions.

Additional functions to be performed by the audit committee include, among others, the following: determination whether certain related party actions and transactions are "material" or "extraordinary" for purposes of the requisite approval procedures; to assess the scope of work and compensation of the company's independent accountant; to assess the company's internal audit system and the performance of its internal auditor and if the necessary resources have been made available to the internal auditor considering the company's needs and size; and to determine arrangements for handling complaints of employees in relation to flaws in the business management of the company and the protection for such employees.

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

Corporate Governance Practices

Internal Auditor

Under the Israeli Companies Law, the board of directors must also appoint an internal auditor proposed by the audit committee. The role of the internal auditor is, among others, to examine whether our actions comply with the law and orderly business procedure. Under the Israeli Companies Law, the internal auditor may not be an interested party, an office holder, a relative of an interested party, or an office holder, nor may the internal auditor be our independent accountant or its representative. We comply with this requirement. Mr. Gershon Lewinsky serves as our internal auditor.

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

The duty of care includes a duty to use reasonable means to obtain:

•	information on the appropriateness of a given action brought for his approval or performed by him by virtue of his position; and

•	all other important information pertaining to the previous actions.

The duty of loyalty requires an office holder to act in good faith and for the benefit of the company, and includes a duty to:

•	refrain from any action involving conflict of interest between the performance of his duties in the company and his personal affairs;

•	refrain from any activity that is competitive with the company's business;

•	refrain from usurping any business opportunity of the company to receive a personal gain for himself or others; and

•	disclose to the company any information or documents relating to a company’s affairs which the office holder has received due to his position as an office holder.

Under the Israeli Companies Law, directors’ compensation arrangements require audit committee approval, board of directors’ approval and shareholder approval.

The Israeli Companies Law requires that an office holder of a company promptly and, in any event, not later than the first board meeting at which the transaction is discussed, disclose any personal interest that he may have and all related material fact or document known to him, in connection with any existing or proposed transaction by the company. A personal interest of an office holder includes a personal interest of his relative, of a company in which the office holder or his relative is, a shareholder which holds 5% or more of company's share capital or its voting rights, a director or a general manager, or in which he or she has the right to appoint at least one director or the general manager. A personal interest also includes a personal interest of a person who votes according to a proxy of another person, even if the other person has no personal interest, and a personal interest of a person who gave a proxy to another person to vote on his behalf – all whether the discretion how to vote lies with the person voting or not. In the case of an extraordinary transaction, the office holder’s duty to disclose applies also to a personal interest of the office holder’s relative.

Under Israeli law, an extraordinary transaction is a transaction:

•	other than in the ordinary course of business;

•	other than on market terms; or

•	that is likely to have a material impact on the company’s profitability, assets or liabilities.

Under the Israeli Companies Law, once an office holder complies with the above disclosure requirement, the board of directors may approve an ordinary transaction between the company and an office holder, or a third party in which an office holder has a personal interest, unless the articles of association provide otherwise. A transaction that is adverse to the company’s interest cannot be approved. Subject to certain exceptions, the audit committee and the board of directors must approve the conditions and term of office of an office holder (which is not a director).

If the transaction is an extraordinary transaction, both the audit committee and the board of directors, in that order, must approve the transaction. Under specific circumstances, shareholders approval may also be required. Whoever has a personal interest in a matter, which is considered at a meeting of the board of directors or the audit committee, may not be present at this meeting or vote on this matter. However, if the chairman of the board of directors or the chairman of the audit committee has determined that the presence of such person is required to present a matter to the meeting, such officer holder may be present at the meeting. Notwithstanding the foregoing, if the majority of the directors have a personal interest in a matter, a director who has the personal interest in this matter may be present at this meeting or vote on this matter, but the board of directors decision requires the shareholder approval.

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

Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest; and the terms of engagement of the company, directly or indirectly, with a controlling shareholder or his or her relative (including through a corporation controlled by a controlling shareholder), regarding the company’s receipt of services from the controlling shareholder, and if such controlling shareholder is also an office holder of the company or an employee, regarding his or her terms of office and employment, require the approval of the audit committee, the board of directors and the shareholders of the company, in that order. The shareholders approval must include either:

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

In addition, any such transaction whose term is more than three years, requires the abovementioned approval every three years, unless (with respect to transactions not involving receiving of services or compensation) the audit committee approves that a longer term is reasonable under the circumstances.

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

Regulations under the Israeli Companies Law provide that the Israeli Companies Law’s tender offer rules do not apply to a company whose shares are publicly traded outside of Israel, if, pursuant to the applicable foreign laws or stock exchange rules, there is a restriction on the acquisition of any level of control of the company, or if the acquisition of any level of control of the company requires the purchaser to make a tender offer to the public shareholders. It is the view of the Israeli Securities Authority, that U.S. securities laws and stock exchange rules do not impose the required restriction on the acquisition of any level of control of a company, and therefore the Israeli Companies Law’s special tender offer rules would apply to a company whose shares are publicly traded in the United States.

The Israeli Companies Law further provides that a shareholder has a duty to act in good faith towards the company and other shareholders when exercising his rights and duties and shall refrain from oppressing other shareholders, including in connection with the voting at a shareholders’ meeting on: (i) any amendment to the articles of association; (ii) an increase in the company’s authorized share capital; (iii) a merger; or (iv) approval of certain transactions with control persons and other related parties, which require shareholder approval. In addition, any controlling shareholder, any shareholder who knows that it possesses power to determine the outcome of a shareholder vote and any shareholder who, pursuant to the provisions of a company’s Articles of Association, has the power to appoint or prevent the appointment of an office holder in the company, or has any other power over the company, is under a duty to act with fairness towards the company. Under the Companies Law, the laws that apply to a breach of a contract will generally also apply to a breach of duty of fairness.

Exemption, Insurance and Indemnification of Directors and Officers

Office Holder Exemption

Under the Israeli Companies Law, a company may not exempt an officer or director (each, an "Office Holder") from liability with respect to a breach of his duty of loyalty, but may exempt in advance an Office Holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care (except in connection with a prohibited distribution made by the company) if so provided in its articles of association. Our Articles of Association so provide.

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

Office Holder Insurance

The Israeli Companies Law and our Articles of Association provide that, subject to the provisions of the Israeli Companies Law, we may enter into a contract for the insurance of the liability of any of our Office Holders for any act performed by him in his capacity as an Office Holder with respect to any of the following:

•	a breach of such Office Holder's duty of care to the Company or to another person;

•	a breach of such Office Holder's duty of loyalty to the Company, provided that the Office Holder acted in good faith and had reasonable cause to assume that his act would not prejudice the Company’s interests;

•	a financial liability imposed upon such Office Holder in favor of another person; or

•	a breach of any duty or any other obligation, to the extent insurance may be permitting by law.

Pursuant to resolutions adopted by our shareholders, we participate in a directors’ and officers’ liability insurance policy acquired by Alon. The insurance policy is for a period beginning on January 1, 2012, and ending on December 31, 2012 covering the Company and affiliated entities, including Dor Alon and its subsidiaries, BSRE and its subsidiaries, and Alon and its subsidiaries (collectively, the “Group”). Such policy would cover a total liability of US $50 million (for each claim and in the aggregate) for the Company, including legal fees, and US $30 million (for each claim and in the aggregate), including legal fees, for each of the other members of the Group, excluding the Company, provided that in any event the maximum aggregate coverage of liability for the entire Group would be US $50 million. Our audit committee, board of directors and shareholders have also approved any renewal of the insurance policy or the participation by the Company in future directors’ and officers’ liability insurance policies covering the Company and all or some members of the Group, under substantially the same terms and conditions as the original insurance, upon its expiration, for a period of up to an additional four years from the end of the term of the original insurance policy. The participation in any future insurance policies would be subject to the following conditions: (i) the determination by the audit committee and board of directors that there will be no substantive changes between the original insurance policy and the future insurance policies; a change to the scope of coverage under the future insurance policies will not be deemed to be substantive so long as the premium paid by the Group for such future insurance policies will be as described in section (ii) below; and (ii) the premium paid for the future insurance policies will not increase by more than the greater of (A) 25% over the cost of the premium paid for the insurance policy of the previous year; or (B) 25% over the cost of the premium paid for the original insurance policy (in each case plus the rate of depreciation of the NIS in relation to the U.S. dollar, to the extent such a depreciation occurred).

Indemnification of Office Holders

The Israeli Companies Law provides that a company may indemnify an Office Holder for the following liabilities or expenses imposed on him as a result of an act performed in his capacity as an Office Holder of the company, provided the company's articles of association include the following provisions with respect to indemnification:

•	a provision authorizing the company to indemnify an Office Holder for future events with respect to a monetary liability imposed on him in favor of another person pursuant to a judgment (including a judgment given in a settlement or an arbitrator’s award approved by the court), so long as such indemnification is limited to types of events which, in the board of directors' opinion, are foreseeable at the time of granting the indemnity undertaking in view of the company’s actual business, and in such amount or standard as the board of directors deems reasonable under the circumstances. Such undertaking must specify the events that, in the board of directors’ opinion, are foreseeable in view of the company’s actual business at the time of the undertaking and the amount or the standards that the board of directors deemed reasonable at the time;

•	a provision authorizing the company to indemnify an Office Holder for future events with respect to reasonable litigation expenses, including counsel fees, incurred by an Office Holder or which he is ordered to pay by a court, in proceedings that the company institutes against him or instituted on behalf of the company or by another person, or in a criminal charge from which he was acquitted, or a criminal charge in which he was convicted for a criminal offense that does not require proof of criminal intent;

•	a provision authorizing the company to indemnify an Office Holder for future events with respect to reasonable litigation fees, including attorney’s fees, incurred by an Office Holder in consequence of an investigation or proceeding filed against him by an authority that is authorized to conduct such investigation or proceeding, and that resulted without filing an indictment against him and without imposing on him financial obligation in lieu of a criminal proceeding, or that resulted without filing an indictment against him but with imposing on him a financial obligation as an alternative to a criminal proceeding in respect of an offense that does not require the proof of criminal intent or in connection with a monetary sanction; and

•	a provision authorizing the company to retroactively indemnify an Office Holder.

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

Limitations on Insurance, Exemption and Indemnification

The Israeli Companies Law and our Articles of Association provide that a company may not exempt or indemnify an Office Holder nor enter into an insurance contract, which would provide coverage for any monetary liability incurred as a result of any of the following:

•	a breach by the Office Holder of his duty of loyalty, except for insurance and indemnification where the Office Holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach by the Office Holder of his duty of care if the breach was done intentionally or recklessly (except if the breach was solely as a result of negligence);

•	any act or omission done with the intent to derive an illegal personal benefit; or

•	any fine, civil fine, monetary sanctions, or forfeit imposed on the Office Holder.

In addition, under the Israeli Companies Law, exemption of, indemnification of, and procurement of insurance coverage for, our Office Holders must be approved by our audit committee and board of directors and, in specified circumstances, by our shareholders.

Letters of Indemnification

Our audit committee, board of directors and general shareholders meeting approved in February 2001 the grant of indemnification and exemption letters to our directors and officers, including those directors and officers whose term of service ended on or after September 1, 2000. In April 2002, the general shareholders meeting approved the grant of a new letter of indemnification and exemption to the officers and directors of the Company. The aggregate amount of the indemnification (in addition to any insurance proceeds received) may not exceed 25% of our shareholders’ equity (in U.S. dollars) as stated in our consolidated financial statements for the year ended December 31, 2000, for all persons and events. Under the indemnification and exemption letters, we agreed to indemnify these directors and officers, retroactively with respect to events occurring after February 1, 2000, the date on which the Israeli Companies Law became effective and prospectively, in connection with specified issues.

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
162

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

As of December 31, 2011, Mega employed 6,630 employees (including employees of Eden Teva), counting multiple employees sharing a single position as a single employee, including 3,104 temporary employees. 740 of our employees were employed in central management and administration and in our logistics center and 5,890 in our stores.

As of December 31, 2011, Dor Alon employed 2,518 employees, counting multiple employees sharing a single position as a single employee, 111 of Dor Alon’s employees were employed in central management and administration and in Dor Alon’s logistics center and 2,407 in Dor Alon’s direct marketing sector and fueling stations and convenience stores.

As of December 31, 2011, our non-food retail segment employed 736 employees, counting multiple employees sharing a single position as a single employee, 403 of our non-food retail segment’s employees were employed in central management and administration and in its logistics center and 333 in our non-food retail’s stores.

As of December 31, 2011, BSRE employed nine employees.

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

As of December 31, 2010, our non-food retail segment employed 722 employees, counting multiple employees sharing a single position as a single employee, 357 of our non-food retail segment’s employees were employed in central management and administration and in its logistics center and 365 in our non-food retail segment’s stores.

As of December 31, 2010, BSRE employed seven employees.

We are subject to labor laws and regulations in Israel. Most of Mega Retail's employees are subject to collective bargaining labor agreements. Under a Special Collective Bargaining Agreement, referred to as the Special Agreement, from May 1996, among the Co-Op, Alon Holdings, the Histadrut (General Federation of Labor in Israel) (Histadrut), the National Committee of the Co-Op Union Employees and the Co-Op Union, all the Co-Op employees became employees of Alon Holdings. The collective bargaining agreements in effect as of that date apply to Alon Holdings as if Alon Holdings and these employees were originally parties to these agreements. Alon Holdings became responsible for the payment of all employee benefits that had been accrued in respect of these employees during the term of employment of these employees with the Co-Op, to the extent these benefits were recorded on the Co-Op’s records. Since 1996, we entered into new labor agreements with the Histadrut and the Co-Op union, which determine our employees wages structure, the employment conditions of new employees and a wage increase to the existing employees. The above applies to Mega Retail employees. On January 1, 2011, substantially all of the employees of Alon Holdings were transferred to Mega Retail.

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

As of March 31, 2012, other than indirect ownership through Alon or Alon Retail, none of our directors or officers owned more than 1% of our outstanding equity securities.

On January 21, 2008, we adopted a share option plan (the "Plan") for officers and employees of Alon Holdings and/or its subsidiaries and/or affiliated companies. As of December 31, 2011, the total number of shares available for issuance under the Plan was 704,663 shares (including options issuable to Alon Holdings' Chief Executive Officer, Mr. Zeev Vurembrand), subject to adjustments. The exercise price of each option will be at the fair market value per share on the date of grant, and all exercises of options under the plan are to be on a cashless basis. As of December 31, 2011, an aggregate of 48,330 options and 233,000 options granted to employees under the Plan were outstanding, with exercise prices of NIS 26.85 per share and NIS 40.98 per share (adjusted for 50% of the dividends paid), respectively, and 113,333, 20,000 and 290,000 options granted to executive officers and managers under the Plan were outstanding with exercise prices of NIS 29.76, NIS 40.98 and NIS 35.94 per share (adjusted for 50% of the dividends paid), respectively.

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

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 31, 2012, by each person or entity known to own beneficially 5% or more of our outstanding ordinary shares based on information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission. Our major shareholders do not have voting rights different from the voting rights of our other shareholders.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Outstanding Ordinary Shares(1)
Alon Israel Oil Company Ltd.(2)(3)	50,955,267	77.26%

Alon Retail Ltd.(3)	30,604,303	46.40%

Menorah Mivtachim Holdings Ltd.(4)	5,780,397	8.76%

(1)	The percentage of outstanding ordinary shares is based on 65,954,427 ordinary shares outstanding as of May 31, 2011 (excluding 207,433 ordinary shares held by Alon Holdings as treasury shares).

(2)	Alon Israel Oil Company Ltd. (“Alon”) was issued 20,327,710 ordinary shares of Alon Holdings in consideration for Alon Holdings' purchase of all the outstanding shares of Dor Alon from Alon. In addition, Alon may be deemed to beneficially own all of the shares held directly and indirectly by Alon Retail Ltd. due to the ownership structure of Alon Retail described in footnote (3); accordingly, the number of shares listed as owned by Alon includes all the shares that are listed as owned by Alon Retail Ltd.

(3)	Alon Retail Ltd. is a wholly owned subsidiary of Nissan Alon Retail Holdings Ltd., which is a wholly owned subsidiary of the Nissan Dor Chains Ltd., which is a wholly owned subsidiary of Dor Food Chains Holdings Ltd., a wholly owned subsidiary of Alon. To the Company’s best knowledge, Alon is owned approximately 46.9% (excluding shares held by Alon as treasury shares) by nine collective acquisition entities of kibbutzim in Israel and approximately 53.1% (excluding shares held by Alon as treasury shares) are held together by Bielsol Investments (1987) Ltd. and Mr. David Wiessman. To the Company’s best knowledge, the shareholders of Bielsol Investments (1987) Ltd. consist of Shibag Ltd. (whose shareholders are Advocate Shraga Biran and Gara, Boaz and Iftah Biran, where all voting rights have been granted to Advocate Biran), holding 79.4% of the capital and voting rights of Bielsol Investments, D.B.W Investments Ltd. (controlled by Mr. David Wiessman), holding 19.8% of the capital and voting rights of Bielsol Investments, Shibago Ltd. (whose partners are Shibag Ltd. (75%) and a company controlled by David Wiessman (25%)), holding 0.8% of the capital and voting rights of Bielsol Investments.

(4)	Includes shares held by the subsidiaries of Menora Mivtachim Holdings Ltd. ("Menora Holdings"), as follows: Menora Mivtachim Insurance Ltd., Menora Mivtachim Finance Ltd., Menora Mivtachim Pensions Ltd., Menora Mivtachim Gemel Ltd., and Menora Mivtachim Mutual Funds Ltd. To the Company's best knowledge, Menora Holdings is an Israeli public company. Approximately 61.9% of Menora Holdings outstanding shares are held by Neyden Establishment and Palamas Establishment, foreign corporations incorporated in Vaduz, Liechtenstein (these corporations are held in trust and Mr. Menachem Gurevitch is the sole and only beneficiary). The remaining of the outstanding shares are held by the public. Menora Mivtachim Insurance Ltd., Menora Mivtachim Pensions Ltd. and Menora Mivtachim Finance Ltd. are wholly owned subsidiaries of Menora Holdings. Menora Mivtachim Gemel Ltd. and Menora Mivtachim Mutual Funds Ltd. are wholly owned subsidiaries of Menora Mivtachim Finance Ltd.

The shares reported as beneficially owned by Menora Holdings, Menora Insurance, Menora finance, Mivtachim Pension, Menora Gemel and Menora Mutual Funds are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies which are managed by Menora Insurance, Menora Finance, Mivtachim Pensions, Menora Gemel and Menora Mutual Funds, all of which are wholly owned subsidiaries of Menora Holdings, each of which operates under independent management and makes independent voting and investment decisions

As of March 31, 2012, Alon Holdings had approximately 42 shareholders of record with a United States address. As of March 31, 2012, these United States record holders held approximately 1,986,087 ordinary shares in the form of ADSs, representing approximately 3% of our then outstanding share capital.

In October 2010, following the sale by Alon of its approximately 80% interest in Dor Alon, to Alon Holdings, Alon’s direct and indirect ownership in Alon Holdings increased to approximately 78.35% of the outstanding share capital of Alon Holdings from approximately 68.62% of the outstanding share capital of Alon Holdings.

B.	Related Party Transactions.

Agreement with the Wholesale Market Company

On June 3, 2010, BSRE, Gindi Investments 1 Ltd. and an additional entity controlled by Moshe and Yigal Gindi (together with Gindi Investments 1 Ltd., "Gindi") (through two subsidiaries owned 50% by BSRE and 50% by Gindi) (the "Purchasers") signed agreements with the Municipality of Tel Aviv and the Wholesale Market Company (collectively, the “Sellers”) to acquire rights to a long term lease of property in the wholesale market site in Tel Aviv (the "Property").  One of the Sellers was Tnuva, and to our knowledge, some of the collective acquisition entities of kibbutzim in Israel that hold shares of Alon, our controlling shareholder, hold 23% of the shares of Tnuva. In addition, our director, Yitzhak Bader, also serves as a director on the board of directors of Tnuva. On June 2, 2010, the shareholders of BSRE approved the signing of the final agreements. The agreements were approved by the Israeli Minister of the Interior in July 2010.

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

The Purchasers are to pay the Sellers a purchase price of NIS 950 million payable in three installments.  In addition to the purchase price, the Sellers may be entitled to additional consideration calculated as a percentage of the sale price of apartments that are sold in the apartment buildings complex, as described in the agreement. As of March 31, 2012, the Purchasers had exercised their right under the agreements to pay the first installment and had made a payment in the amount of approximately NIS 258.7 million to the Purchasers.

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

The Purchasers obtained a firm commitment letter from a bank, in a form acceptable to the Sellers, pursuant to which the bank certified that it will provide the Purchasers financing to complete the purchase of the Property, subject to certain conditions. In an agreement of principles signed with Gindi, BSRE agreed to pay 60% of the first installment of the consideration in the amount of NIS 260 million, and any additional payment that may be required to further the project, until the payment of the second installment, if such payment amount cannot be obtained within the framework of a credit line provided by a bank. BSRE will be eligible to receive the excess amount (above its 50% share of the project), including interest, not later than eight years after the date on which the agreement of principles was signed. On May 20, 2010, most of the first installment of the consideration to be paid by BSRE was transferred to a trustee. Gindi is to provide management services for the Project in exchange for a management fee to be paid by the Purchasers and calculated as 16% of the profits from the Project, all subject to various terms of the agreement of principles between the parties. In addition, they determined material issues regarding the construction and the management of the parking lot in which an unanimously decision is required, and principles regarding dilution of each of the parties' rights in the event that one of the parties will not invest the amounts that such party obligated to invest.

On February 21, 2011, Tel Aviv’s planning and building committee approved in principle an application by the Purchasers to change the architectural design plans of the Project. Within the framework of the approved changes (i) the Project will include 10 buildings in each building consisting of 14 floors each, (ii) the Project will include 718 residential units for sale and 54 units which will be leased in accordance with certain criteria determined by the Municipality of Tel Aviv and the Purchasers, and (iii) 3,420 square meters which was originally zoned as a “multi-purpose” lot was designated for commercial use.

On April 10, 2011, a construction works permit was received subject to certain obligations of the Purchasers and construction work has began. During March 2012, a basements permit was received.

As of March 13, 2012, 489 sale agreements had been signed and advance payments in the aggregate amount of NIS 244 million (including VAT) had been received from the purchasers.

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

The present land use designation of the property was changed to urban center zoning from its original land use designation which was heavy industrial. On May 12, 2010, the local Snomish County Council (the "Local Council") adopted (a) an ordinance approving the new Urban Center Code and, (b) and ordinance to change the zoning designation of Point Wells to Urban Center. The Urban Center Code and new zoning designation became effective on May 29, 2010. In March 2011, BSRE, through BSRE Point Wells, LP, submitted a detailed plan to the Local Council, which included plans for the building of three residential areas and public areas as well as development plans (the "Plan"), and in November 2011, the court determined that building permit will be provided only after completion of all the required adjustments pursuant to the local law and the aforementioned ordinances. BSRE filed an appeal on the court determination, and in the opinion of BSRE’s local counsel, no substantial delays in the development or zoning actions are expected, however, BSRE can not estimate the accurate time required to receive the final approval to fulfill the new land use designation.

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

Under the terms of the Share Purchase Agreement, in consideration for each share held by Alon in Dor Alon, Alon Holdings issued to Alon 1.8 ordinary shares of Alon Holdings, and in exchange for all the Transferred Shares, Alon Holdings issued to Alon 20,327,710 ordinary shares of Alon Holdings, or the Issued Shares. Immediately following the Acquisition, Alon beneficially owned in the aggregate, directly and indirectly, approximately 78.44% of the outstanding ordinary shares of Alon Holdings (as opposed to approximately 68.62% of the outstanding shares immediately prior to the Acquisition), and all other Alon Holdings shareholders owned approximately 21.56% of the outstanding ordinary shares of Alon Holdings (as opposed to approximately 31.38% of the outstanding ordinary shares immediately prior to the Acquisition). Upon completion of the Acquisition, Dor Alon became a majority-owned subsidiary of Alon Holdings and its shares have continued to trade on the TASE.

As a condition to the closing of the Share Purchase Agreement, Alon Holdings paid to its shareholders on October 18, 2010 an aggregate cash dividend of NIS 800 million, or approximately US $223.4 million (based on the representative rate of exchange on October 18, 2010), which represented a dividend of approximately NIS 12.31, or approximately US $3.44 (based on the representative rate of exchange on October 18, 2010), per Alon Holdings ordinary share (after taking into account the shares to be issued to Alon in the acquisition, or the Dividend Distribution. The Dividend Distribution was made following the issuance of Alon Holdings ordinary shares to Alon pursuant to the Share Purchase Agreement and was conditioned thereon. The Dividend Distribution was approved by the Israeli District Court.

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

As consideration for the Services, since 2006, the quarterly management fees paid by Dor Alon to Alon equal the aggregate of 3% of Dor Alon's EBITDA profits according to Dor Alon's quarterly consolidated financial statements, but not more than NIS 1,250 thousand on a quarterly basis, linked to the consumer price index as of December 2004. In 2010, Alon received approximately NIS 5.7 million for the Services, and in 2011, Alon received approximately NIS 5.9 million for the Services.

The management services agreement terminated on December 31, 2010; In December 2010, a new management services agreement was approved by the general shareholders of Dor Alon, after receiving the approval of the audit committee, which replaced the previous one. The new agreement will terminate in December 2015 subject to any required approvals by law. The terms of the new management services agreement are substantively similar to those set forth in the original agreement.

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

Procurement Agreement with Dor Alon Management

Dor Alon Retail Sites Management Ltd., a subsidiary of Dor-Alon (hereinafter: “Dor Alon Management”), operates convenience stores in fuel service stations and also in a number of cities in Israel that sell various food and “Non-Food” products. Under the terms of the agreement between Mega Retail and Dor Alon Management, we agreed to procure products that will be supplied to the convenience stores, either directly from suppliers or from our distribution center. In consideration of the procurement of products, Dor Alon Management has agreed to pay Mega Retail (i) for products sent directly from suppliers, an amount equal to the cost of such products to Mega Retail as determined under the Procurement Agreement plus 2%, and (ii) for products sent from Mega Retail distribution center, an amount equal to the cost of such products to Mega Retail as determined under Procurement Agreement plus 2.75%, in each case plus VAT. The cost of the products to Mega Retail will be audited by our independent public accountants. In the event that Mega Retail's revenues generated from the Procurement Agreement minus related expenses from the sale of products to Dor Alon Management is less than NIS 1 million linked to the Israeli consumer price index in any year without VAT, Dor Alon Management will pay Mega Retail additional amounts in order that Mega Retail's income from such year will reach such NIS 1 million amount. To secure Dor Alon Station’s payment and other obligations to us under the Procurement Agreement, Dor Alon agreed to provide Mega Retail with a floating lien or pledge, unlimited in amount, on all inventory in the convenience stores, subject to any legal prevention, and Dor-Alon and Alon Israel Oil Company Ltd, the controlling shareholders of Dor Alon Management, will guarantee all obligations of Dor Alon Management under the agreement.

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

Under the original agreement, the Company and Dor Alon were entitled to share with CAL the net income of Diners Israel in connection with the activities of the credit cards bearing the "You" name based on our respective ownership interests in Diners Israel. The percentage of the net income of Diners Israel in connection with its other credit card activities (i.e., those activities outside the Loyalty Plan) were to be allocated to Alon Holdings and Dor Alon based on the number of "activated" credit cards (as defined in the agreement) issued to members of the Loyalty Plan from time to time, so long as certain target numbers of such issued credit cards are met. In the event such target numbers were not met, Alon Holdings and Dor Alon were give the right, during the first three years following the issuance of the first Diners Israel credit card to a member of the Loyalty Plan (the "Issuance Date"), to purchase the right to the net income of Diners Israel arising from such other activities through a one-time payment. In addition, we signed an agreement with CAL pursuant to which Loyalty Plan members are to be issued Mastercard "You" credit cards that will be treated the same as the Diners "You" credit cards for the purpose of our agreement with Dor Alon.

On May 25, 2011, we agreed to an amendment to the agreement of principles between CAL, Diners Israel, Alon Holdings, Dor Alon, and the Alon Holdings-Dor Alon Joint Loyalty Plan Partnership, and in July 2011, all suspending conditions set forth in the agreement were completed, the amendment to the agreement came into effect. Pursuant to the amendment, Alon Holdings and Dor Alon would have the right to 49% of the profits of Diners Israel Ltd., both related to the "You" bearing credit cards, and to all other credit cards issued by Diners, effective as of January 1st, 2011 (with the exception of certain activities the profits of which is allocated to the parties per their respective holdings from July 1st, 2011). Alon Holdings and Dor Alon repaid the non-recourse loan granted to them by CAL for the purchase of the shares, in the amount of NIS 36 million. Additionally, the amendment sets the terms as to the business relationship between the parties, including cancellation mechanism in the event the Loyalty Plan is cancelled by the purchasers and specific provisions regarding distribution of dividends, and extends the agreement until December 31, 2015, following which the agreement will be extended for additional three-year terms based on the terms and conditions set forth in the amendment to the agreement. The amendment also includes a calculation method for the purchase of the 49% of Diners owned by us and by Dor Alon in the event the agreement between Diners and the Loyalty club not be extended. The Company and Dor Alon handled their financial statements by an agreement to buy Diners as option for purchasing stock options and recorded in the period income before taxes from revaluation of approximately NIS 102 million ($27.5 million). See “Item 4. Information on The Company - B. Business Overview - Marketing”.

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

Supply Agreement with Bee Group

Mega Retail is a party to a supply agreement with Bee Group (then known as Hamachsan Hamerkazi Kfar Hasha’ashuim Ltd.), All For a Dollar Ltd., Sheshet Houseware Stores Ltd. and Fifo Babies Ltd., (collectively, the "Supplier") through January 2, 2015. Pursuant to the agreement, Mega Retail purchases the Supplier's products, including, among others, toys, houseware, electrical appliances and market the products in Alon Holdings stores. The Supplier sells its products to Mega Retail at a discount to the list price of such products. Pursuant to the recent amendment to the Israeli Companies Law, on November 10, 2011, the audit committee of Naaman determined that the period of this agreement (ten years from January 3, 2005 to January 2, 2015) is reasonable under the specific circumstances.

Arrangements between Alon Holdings and BSRE

On March 23, 2011, the shareholders of BSRE approved the participation in the directors’ and officers’ liability insurance policy acquired by Alon for a period beginning on January 1, 2012, and ending on December 31, 2012, as described in "Item 6. Directors, Senior Management and Employees – C. Board Practiced – Office Holder Insurance".

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

As a result of the transfer by Mega Retail of the real estate that it holds to BSRE, the lease agreement was extended to a term of up to ten years commencing on March 31, 2009. In addition, at the end of the term there is an option to extend for an additional term of five years under the same terms. Due to the recent amendment to the Companies Law, on November 16, 2011, the audit committee of BSRE determined that the period of the lease agreement, which exceeds three years, is reasonable under circumstances and in light of the nature of the transaction. See "Item 4. Information on the Company – D. Our Real Estate".

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

Following the transfer by Mega Retail of the real estate that it held to BSRE on September 13, 2009, the Lease Agreement was extended to a term of up to ten years commencing on March 31, 2009. In addition, at the end of the term there will be an option to extend for an additional term of five years under the same terms. Due to the recent amendment to the Companies Law, on November 16, 2011, the audit committee of BSRE determined that the period of the Lease Agreement, which exceeds three years, is reasonable under the circumstances. See "Item 4. Information on the Company – D. Our Real Estate". Under the Lease Agreement, new lease agreements by Mega Retail are to be entered into on the basis of the terms set forth above, provided that (i) the audit committee and the board of directors will approve each new lease agreement, (ii) the term of any such new lease agreement entered into within the ten year period commencing on September 1, 2005 will be for a period of up to 10 years from the date such new lease agreement is executed for a particular property, and (iii) the aggregate properties that BSRE leases to Mega Retail may not exceed 80,000 square meters.

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

The lease agreements between BSRE and Mega Retail after the September 2009 transfer contain terms similar to the Lease Agreements between BSRE and Mega Retail, which provide for annual rent for property used for supermarkets to be the higher of 2% of the annual turnover of that store or 9% of the amount paid by BSRE to purchase the underlying real estate of that store (excluding consideration paid for certain unused building rights), plus amounts invested by BSRE in the asset, reduced by certain costs and payments and increased according  to Israel’s CPI. The annual rent for property not used for stores is equal to 9% of the amount paid by BSRE, linked to increases in Israel’s CPI. Due to the recent amendment to the Companies Law, on November 16, 2011, the audit committee of BSRE determined that the period of the Lease Agreement, which exceeds three years, is reasonable under the circumstances.

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

The agreement is for an initial term of five years (as of January 1, 2006) and will be extended from time to time upon the parties' consent for additional five-year terms (or such other period agreed to by the parties at the extension date). The Company may terminate the agreement during the agreement term upon six months' prior notice. The agreement was extended for an additional five-year term, commencing January 1, 2011, after having been approved by the shareholders of BSRE. Pursuant to a recent amendment to the Israeli Companies Law, this agreement is subject to the approval of the audit committee, the board and the shareholders of the Company each three years.

Agreement with respect to the Allocation of Various Insurance Expenses

Pursuant to an agreement entered into on August 13, 2006, insurances obtained by BSRE, such as: elementary insurance including, structure insurance, insurance for independent contractors, funds insurance, third party liability insurance and employers liability insurance will be obtained within the group policy of the Alon Holdings group. The insurance costs and expenses are allocated between the parties in accordance with different ratios determined by the parties depending on the insurance involved. Pursuant to a recent amendment to the Israeli Companies Law, on December 13, 2011, the audit committee of the Company determined that this agreement is not an extraordinary agreement and does not have a material influence on the Company's profitability, and therefore reapproved this agreement for additional three years.

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

In addition, in connection with the transfer of Mega Retail's real estate assets to BSRE, Mega Retail and BSRE also entered into the following agreements:

Kibbutz Eyal

BSRE and Eyal Hasharon, an agriculture cooperative society Ltd. ("Eyal Hasharon"), signed an agreement for the development of a 57 dunam property for storage and logistics usage. Under the agreement, BSRE and Eyal Hasharon are to jointly hold in equal parts a new company to which Kibbutz Eyal will transfer the property. In addition, pursuant to this agreement BSRE is to transfer to the new company an amount based on the purchasing costs, development costs and an additional cost, but not less than $70,000 per dunam. In the event that the costs exceed $100,000 per dunam, BSRE will have the right to terminate the Agreement. On July 11, 2011, following the approval of BSRE’s audit committee and board of directors, BSRE'e shareholders approved entering into a lease agreement with Mega Retail, pursuant to which BSRE will construct the logistics center in Kibbutz Eyal to be leased by Mega Retail. For more information, see “Item 4. Information of the Company – B. Business Overview – Real Estate – Logistics Areas.”

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

Pursuant to the agreement, Mega Retail leases from BSRE 16 supermarket stores, the Company's distribution and logistics center and warehouses in Rishon Letzion and an office building used by the Company, which includes one supermarket store (the "Properties"). Mega Retail leases the Properties for an initial period (the "Initial Lease Period") of at least 10 years commencing on March 31, 2009. The agreement will automatically be extended for an additional five-year term unless terminated by written notice, by Mega Retail, no less than 24 months prior to the end of the Initial Lease Period. Due to the recent amendment to the Companies Law, on November 16, 2011, the audit committee of BSRE determined that the period of the lease agreement, which exceeds three years, is reasonable under circumstances and in light of the nature of the transaction. The annual rent for the Initial Lease Period of the supermarkets will be equal to the higher of 2% of the annual turnover of that store or 9% of the amount invested in that store by BSRE (as calculated in accordance with the agreement) (the "Amount of the Investment"), which amount will be linked to changes in Israel’s consumer price index. The annual rent during the Initial Lease Period for assets that are not used for supermarkets will be 9% of the amount invested in the property by BSRE which amount will be linked to changes in Israel’s consumer price index.

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

Arrangements between Bee Group, Naaman and Vardinon

On August 15, 2011, Naaman and Vardinon entered into a Supply and Consignment Agreement (the "Supply Agreement") with Bee Group, pursuant to which Naaman and Vardinon will supply to Bee Group several products (the "Products") to be sold on a future website to be established by Bee Group. Under the Supply Agreement, Bee Group will pay Vardinon and/or Naaman, as applicable, for the Products to be sold by Bee Group based on Naaman’s and/or Vardinon’s price list, as applicable, previously approved between the parties. The term of the Supply Agreement is for a period of three years, from until August 14, 2014. The Supply Agreement will be extended for additional three year periods, subject to the required approvals under applicable law. Each party may terminate the Supply Agreement by the delivery of a three months prior written notice to the other party.

Arrangements between Mega Retail and Eden Teva and Naaman

Mega has an unwritten arrangements with Eden Teva, according to which Eden Teva sells its products in certain Mega stores (store in store format), and Mega receives a certain percentage of the sales of Eden Teva products. Mega has a similar arrangement with Naaman.

Arrangements with Tnuva

We purchase most of our dairy, fresh produce and poultry products from the Tnuva corporation, which holds a leading position in the domestic dairy and poultry markets. To our knowledge, some of the collective acquisition entities of kibbutzim in Israel that hold shares of Alon, our controlling shareholder, hold 23% of the shares of Tnuva. In addition, our director, Yitzhak Bader, also serves as a director on the board of directors of Tnuva.  In 2011, Tnuva’s products accounted for approximately 14.5% of all the products sold at our supermarkets. These arrangements are in the ordinary course of our business, and the terms and conditions of these arrangements are at "arm's-length".

Arrangements with David Wiessman, our Executive Chairman of the board of directors

See “Item 6. Directors, Senior Management and Employees - B. Compensation.”

Employment Agreement with Moran Wiessman

Beginning in January 2009, Ms. Moran Wiessman has been employed as a process engineer by our wholly-owned subsidiary Bee Group. Ms. Wiessman is the daughter of Mr. David Wiessman, our executive chairman of the board of directors, who may be considered a controlling shareholder of the Company. As of December 31, 2011, Ms. Wiessman receives a monthly salary of NIS 13,000, a cell phone at the expense of Bee Group, and a monthly car maintenance allowance of NIS 600 plus gas expenses; alternatively, Bee Group is entitled to assign a car to Ms. Wiessman as is customary in Bee Group for employees at the same level. In addition, Ms. Wiessman is entitled to standard social allocations by Bee Group (5% for provident fund, 8.33% for severance payments and 1% for disability insurance) and other social benefits that are standard for an employee in her position.

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

On January 14, 2010, Alon Holdings' board of directors decided that in view of the changes and development of Alon Holdings since 2003, including the transfer of Alon Holdings and Mega Retail's real estate properties to BSRE (which operates under financial obligations to EBITDA ratios appropriate for real estate companies and currently holds a major part of the consolidated debt), the purchase of Bee Group (a Non Food retailer), and the reorganization of Alon Holdings food retail activities in its subsidiary, Mega Retail Ltd., that the ratio of net financial obligations to EBITDA is to be calculated by deducting from the net financial obligations Alon Holdings' debt which is related by the company to real estate that is not in use by Alon Holdings (which is equal to 75% of the investment property as recorded on the balance sheet). On December 31, 2011, the net financial obligations to EBITDA (calculated in accordance with the deduction described above) were 6 (taking into account Dor Alon’s financial obligations as of December 31, 2011). Due to the acquisition of Dor Alon in October 2010, the increase in fuel prices which increased our capital needs, the Company's investment plan to open additional Mega Retail branches, the entrance of BSRE to additional new projects and the launching of Alon Cellular, our board of directors further resolved that Alon Holdings would not distribute dividends in any quarter if the ratio of our net financial obligations (calculated in accordance with the deduction described above) to EBITDA for any quarter exceeds 6.

Within the framework of the acquisition from Alon of all of Alon’s approximately 80% holdings in Dor Alon, the Company paid a cash dividend to its shareholders on October 18, 2010, of approximately NIS 800 million, or approximately US $223.4 million (based on the representative rate of exchange on October 18, 2010), which represents a dividend of approximately NIS 12.31, or approximately $3.44 (based on the representative rate of exchange on October 18, 2010), per ordinary share of Alon Holdings (after taking into account the shares to be issued to Alon in the acquisition). For further information regarding the acquisition see “Item 7. Major Shareholders and Related Party Transactions – Proposed Acquisition of Controlling Share in Dor-Alon Energy In Israel (1988) LTD."

Legal Proceedings

Governmental Proceedings

We are subject to legal proceedings in connection with tax assessments.

In July 2005, the Income Tax Authority issued a notice of a deduction assessment for the years 2001- 2004 to the Company. The amount claimed under these assessments totaled NIS 34 million, and primarily relates to certain benefits granted to employees in the Company’s branches. In November 2005, several senior employees were questioned under warning, with respect to these benefits. Following these assessments and after the rejection of the Company's position on the matter, the Income Tax Authority issued to the Company deduction assessment orders for the years 2001- 2004 in the amount of approximately NIS 44 million. The Company filed appeals with the District Court contesting these assessment orders which as of the date of this Annual Report are still pending. During 2011, the Company received deduction assessment for the years 2005-2008 and the amount claimed under this assessment totaled NIS 32 million. This amount is based on the Income Tax Authority stand on the issues under dispute, as well as National Insurance assessments that are based on the Income Tax Authority assessments above, which require additional payments of NIS 27.5 million for the years the 2001-2004. The Company is negotiating with the Income Tax Authority and the National Insurance in order to settle the dispute. In the opinion of the Company and its advisors, the provisions included in the Company's financial statements are sufficient to cover the potential liabilities.

In July 2007, the Israeli Tax Authority issued to the Company Value Added Tax assessments for the years 2001- 2006 in the amounts of approximately NIS 22 million in connection with the subject matter of the foregoing deduction assessments. The Israeli Tax Authority did not accept most of the Company's position, although it agreed to deduct the total amount to approximately NIS 16.3 million. In February 2009, the Company filed an appeal with the District Court, and as of the date of this Annual Report, the Company is negotiating with the Israeli Tax Authority in order to settle the dispute. In the opinion of the Company and its advisors, the provisions included in the Company's financial statements are sufficient to cover the potential liabilities.

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

We are subject to legal proceedings in connection with business licenses

As of December 31, 2011, a small number of our supermarkets and retail outlets have no valid business permits/license. As in previous years, we and some of our directors and managers were indicted in connection with business licenses and planning and building licenses regarding some of our supermarkets stores. As of December 31, 2011, there are provisional closure orders pending against a small number of our supermarkets and retail outlets, fueling stations, and convenience stores. We are working towards obtaining the required permits and at the same time delaying the effectiveness of the provisional orders until such required permits are obtained. We estimate that neither the temporary lack of permits nor the provisional closure orders will have a material adverse effect on our operations.

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

In August 2010, the Company and some of its subsidiaries were served with a claim in which they are being sued by a former supplier of fruits and vegetables claiming that the company breached the agreements between the parties regarding the supply of fruits and vegetables, a breach that allegedly resulted in damages assessed by the plaintiff at approximately NIS 178 million. As mentioned in the claim, due to court fees, it was filed for the sum of NIS 100 million. The Company has denied all the above allegations. The Company believes it acted according to all binding agreements and is not liable to any damages claimed. The Company further denies that any damages were at all caused to the plaintiff. However, at this time, given this matter is preliminary in nature, our financial statements currently do not provide for any amount.

In September 2011, a lawsuit was filed against Mega Retail along with a request to be approved as a class action in regard to the sale of products which, as argued by the claimant, are subject to the Product and Service Price Regulation Order (Maximum Prices for Milk and Milk Products) (the "Order") . The law suit claims that since the products carry special kosher certifications they are offered at prices higher than the maximum prices allowed according to the Order. The claim was also filed against Tnuva and two competing supermarket chains. The damages sought from Mega Retail are NIS 6 million. In the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%. Accordingly, the Company did not make any provision for this claim in its financial statements.

In September 2011, a lawsuit was filed against Mega Retail and Shufersal along with a request to be approved as a class action in relation to the issuance and sale of purchase vouchers. The action consists of two claims: 1. The designation of an expiration date to the vouchers constitutes a "depriving condition" in a standard contract and is therefore invalid; and 2. The voucher provision that a consumer who uses vouchers to pay for his purchase can be given change only in vouchers redeemable in the same store constitutes a "depriving condition" and is therefore invalid. The claimant asked for declaratory relief that these provisions are invalid, as well as for damages calculated by the court, taking into account all holders of vouchers and/or shoppers who have used the vouchers over the past 7 years. The Company is currently reviewing the claim and denies all the aforementioned allegations. However, at this time, given that this matter is preliminary in nature, our financial statements currently do not indicate any amount in this regard. We will continue to assess this matter as it develops.

In July 2011, a letter of claim and a motion for approval of action as class action was filed against Mega Retail, claiming that Mega Retail misleads its consumers to think that the 500 gram and 750 gram white cheese packages manufactured by Strauss and Tnuva which are labeled as "Economy Packs" are sold at a discount compared to 250-gram packages. The appellant argues that the damage incurred by all members of the class totals approximately NIS 28 million. It has also requested to issue an affirmative order to instruct Mega Retail to provide its clients, who buy the larger packages, a significant discount of at least 20% compared to the price per unit of the product in the smaller package. In the opinion of the Company, should it be obligated to pay any amount with regard to this matter, it is not expected to be a material sum. In the opinion of the Company and its advisors, the provisions included in the Company's financial statements are sufficient to cover the potential liabilities.

In July 2011, a letter of claim and a motion for approval of action as class action was filed against Mega Retail, claiming that Mega Retail has unjustly enriched itself at the expense of the consumers by selling large packages of goods which are labeled as "economy packs", but has not lowered the price of the larger package, thus forcing the consumers to buy a more expensive product instead of sufficing for an ordinary package. The appellant argues that the financial damage incurred by all class members is NIS 15 million. The appellant further argues that the class suffered a non-monetary damage which it did not quantify. The court was also asked to issue an affirmative order to instruct the respondent to price its products according to the labeling as an "economy package". In the opinion of the Company, should it be obligated to pay any amount with regard to this matter, it is not expected to be a material sum. In the opinion of the Company and its advisors, the provisions included in the Company's financial statements are sufficient to cover the potential liabilities.

In July 2011, a letter of claim and a motion for approval of action as class action was filed against Mega Retail, claiming that Mega Retail charged higher prices than it should have charged on packs that contain two boxes of "Ski" soft white cheese produced by Strauss and sold in cardboard packs, and contrary to its promise that the discount would account to 20% of the price of "Ski" boxes of 500 grams, granted an actual discount of only 3%, causing the consumers to pay NIS 3.73 more than they should for each pack. The appellant claims that as a result of not being given the discount by Mega Retail the damage incurred by the class members is approximately NIS 19 million per month. The court was also asked to issue an affirmative order to instruct the respondent to grant to the consumers who buy the larger packages a significant discount of at least 20% relative to the price per unit of the product in the smaller package. In the opinion of the Company, should it be obligated to pay any amount with regard to this matter, it is not expected to be a material sum. In the opinion of the Company and its advisors, the provisions included in the Company's financial statements are sufficient to cover the potential liabilities.

In October 2011, a letter of claim and a motion for approval of action as a class action was filed against the Company, alleging that the Company does not deduct the weight of the package in which it sells different products, such as various meat and poultry products, fruit and vegetables. If the claim is approved as a class action, the approximate claim is estimated by the plaintiff at approximately NIS 181 million. In the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%. Accordingly, the Company did not make any provision for this claim in its financial statements.

In November 2011, a letter of claim and a motion for approval of action as a class action was filed against Mega Retail, alleging that Mega Retail is misleading its "YOU" card holder customers, by charging prices higher than advertised for products offered within its customers' loyalty plan. If the claim is approved as a class action, the approximate claim is estimated by the plaintiff at approximately NIS 10 million. In the opinion of the Company, should it be obligated to pay any amount with regard to this matter, it is not expected to be a material sum. In the opinion of the Company and its advisors, the provisions included in the Company's financial statements are sufficient to cover the potential liabilities.

In December 2011, a letter of claim and a motion for approval of action as a class action was filed against the Company's 51% subsidiary, Eden Briut Teva Market Ltd. ("Eden") and additional food supplier, alleging that Eden and the additional food supplier are violating the Public Health (Food) Order [new version], 5643-1983 and its regulations, according to which certain products must be marked with a choking hazard warning. If the claim is approved as a class action, the plaintiff claims it should apply to all Eden customers that purchased products which should be marked as aforementioned, including any customer who had bought such products by way of bulk. If the claim is approved as a class action, the approximate claim is estimated by the plaintiff at approximately NIS 10 million. In the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%. Accordingly, the Company did not make any provision for this claim in its financial statements.

In March 2012, a letter of claim and a motion for approval of action as a class action was filed against the Company, alleging that it misleads its customers in special sales it holds regarding food products that are sliced or cut to the customers request, and are priced per weight. The plaintiff claims that the Company does not provide full and correct details regarding the terms of the special sales, violating requirements of the law in connection with products marking and price display. The plaintiff claims, among other, that customers choosing to buy such products under special sales with accordance to the Company's advertisements are required to purchase not willingly an extra weight of the product, for the full price. If the Claim is approved as a class action, the approximate claim is estimated by the plaintiff at approximately NIS 72 million. The plaintiff further requests the court to issue a decree ordering the Company to fulfill the requirements of the law. In the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%. Accordingly, the Company did not make any provision for this claim in its financial statements.

In January 2012, a letter of claim and a motion for approval of action as a class action was filed against Eden Teva, regarding the alleged violation of the Consumer Protection Law and its regulations, by not marking the price per weight unit of certain products which are packed by Eden Teva. If the Claim is approved as a class action, the approximate claim is estimated by the plaintiff at approximately NIS 5 million. In the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%. Accordingly, the Company did not make any provision for this claim in its financial statements

Legal proceedings which ended prior to the date of this annual report

On February 9, 2011, a claim was filed against Mega, together with a request to recognize the claim as a class action, relating to the omission to grant discounts on certain products, which only applied to members of the YOU customer club, in contravention with the promotion price which was shown on the signage next to those products. If the claim were to be accepted as a class action, the claim was assessed by the claimant at approximately NIS 2.5 million. The Company and the claimant settled the claim as a result of which the Company will pay an immaterial amount to the claimant. The settlement has been approved by court.

In February 2010, the Company was served with a claim and a request for approval as a class action in which the Company is being sued regarding the grant of discounts to "YOU" card holders. The plaintiffs have requested to certify the claim as a class action. The claim alleges that during a period of time unknown to the plaintiff, the Company held a special sale in which customers of Mega that are members of the YOU club loyalty plan will receive an additional discount of 10% on the sale price of certain products, and such discount was not granted fully as advertised. The plaintiff's personal claim is estimated at NIS 3.10, and if the claim is certified as a class action, the approximate claim is estimated by the plaintiff to be at least NIS 2 million. The Company and the claimant settled the claim as a result of which the Company paid an immaterial amount to the claimant. The settlement has been approved by court.

In March 2010, the Company's wholly owned subsidiary Mega Retail Ltd. and its "YOU" customer loyalty plan were served with a claim and a request for approval as a class action (the "Claim"), in which they are sued together with Dor-Alon Energy In Israel (1988) LTD. (which holds 25% of the customers club and which has been our subsidiary since October 3, 2010) regarding the grant of discounts to "YOU" card holders in certain stores of the "Alonit" chain. The Claim requests that the customer loyalty plan return discount amounts that according to the Claim should have been granted to "YOU" card holders who purchased in certain Alonit stores and did not receive a discount, or received a discount of 5% instead of the allegedly Claimed discount of 10%. The plaintiff's personal Claim is estimated by him at approximately NIS 130, and if the Claim is approved as a class action, the approximate Claim is estimated by the plaintiff at approximately NIS 49.4 million. In addition, the plaintiff requests a declaratory relief according to which the customers club must grant a 10% discount in all Alonit chain stores. The parties have reached an agreement which has not yet received the approval of the Court. The Company and the claimant settled the claim as a result of which the Company paid an immaterial amount to the claimant. The settlement has been approved by court.

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

In August 2010, the Company was served with a claim and a request for approval as a class action, in which it is being sued, together with the YOU Customer Club, regarding the alleged omission of a way to notify the request not to receive commercial cellular messages (SMS) as required by law, and the failure to remove the plaintiff from a distribution list of SMS numbers of "YOU" card holders. The plaintiff's personal claim is estimated by him at NIS 1,250, and if the claim is certified as a class action, the approximate claim is estimated by the plaintiff at NIS 390 million. The Company and the claimant settled the claim as a result of which the Company paid an immaterial amount to the claimant. The settlement has been approved by court.

In May 2011, the Company's 51% subsidiary, Eden Briut Teva Market Ltd. ("Eden"), was served with a claim and a request to recognize it as a class action in which Eden is sued together with a cheese supplier regarding the sale of certain cheese products. The plaintiff claims that Eden sells in its supermarkets certain cheese substitute products while presenting them as cheese products, and that customers are misled by Eden's alleged representations regarding such products. The plaintiff filed for the claim to be approved as a class action representing all customers who bought such products in the seven years prior to the filing of the claim. The plaintiff's personal claim is estimated by her at approximately NIS 200, and if the claim is approved as a class action, the approximate claim is estimated by the plaintiff at approximately NIS 84 million. In April 2012, the court accepted a withdrawal arrangement between Eden and the plaintiff.

In July 2010, a claim was filed against Mega Retail Ltd. including a request for it to be approved as a class action, alleging that Mega Retail is misleading the customer when it sells certain products in closed packaging, for an amount per item rather than by weight, even though there are differences in weight between the packages, and without an indication of the weight of each package. The plaintiff's personal claim is estimated by him at NIS 14, and if the claim is certified as a class action, the approximate claim is estimated by the plaintiff at NIS 6 million. In April 2012, the court accepted the plaintiff's request to withdraw the claim.

In September 2011, a lawsuit was filed against Mega Retail along with a request to be approved as a class action for NIS 58 million. The action referred to the offering of Huggies Pure Wet Wipes and Materna Premium in packages designated as "economy packs" while in practice, as argued by the claimant, the price per unit did not reflect any saving compared with the ordinary packages of these products. The action relied on a previous indictment filed against Mega Retail, which had been settled with a plea bargain. The lawsuit also demands that the court order Mega Retail to provide information on the products' sales scope. In April 2012, the court accepted a withdrawal arrangement between Mega Retail and the plaintiff.

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

In October 2009, Dor Alon received a statement of claim and an application for approval of the claim as a class action; the claim was lodged against Dor Alon and other fuel companies. The claimant claims payment of damages of NIS 124 million (Dor Alon's share in the said claim amount as per the statement of claim is NIS 21.9 million). According to the claimant, the defendants overcharged him for fuel when filling up his car. According to the claimant, after passing his debit card but before starting to fill up, the payment meter started operating without the provision of fuel. The overcharge has allegedly amounted at times to several Agorot and at times to several NIS. The parties have reached a compromise that was rejected by court, and the court asked the parties to file their pleadings before the compromise agreement is filed. In the event the parties will not reach a compromise agreement, the Company believes that the chances that the claim will be allowed are less than 50%, and therefore Dor Alon did not make a provision in its financial statements.

On November 3, 2010, a claim and a request to approve the claim as a class action was issued against a subsidiary of Dor Alon and other gas companies (the share of Dor Alon's subsidiary was estimated at NIS 4 million). The issue in the claim is the alleged cooperation between the gas companies and apartment builders which requires tenants to enter into contracts with a certain gas supplier in a way the tenant allegedly overpays the gas company. The subsidiary of Dor Alon filed its response to court. Based on information received from Dor Alon's management, the Company believes that the chances that the claim will be allowed are less than 50%, and therefore Dor Alon did not make a provision in its financial statements.

In December 2010, a claim and an application for approval of the claim as a class action was filed with the District Court in Tel Aviv against Dor Alon, a subsidiary of Dor Alon and the three largest fuel companies in the total amount of approximately NIS 200 million. The claim was filed arguing that liquid oil in the pipes and petrol tanks caused the contamination of ground water. According to the claimants the fuel companies did not adhere to the guidelines of the Environment Ministry and did not check the fueling installations were waterproof. Dor Alon filed its response to court. Based on information received from Dor Alon's management, the Company believes that the chances that the claim will be allowed are less than 50%, and therefore Dor Alon did not make a provision in its financial statements.

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

In the ordinary course of Dor Alon and its subsidiaries business of the construction and operation of fueling stations, additional claims were filed. Dor Alon's management believes, based on the opinion of its legal advisers that it has good defenses and therefore the amounts that Dor Alon might be required to pay in respect of those legal procedures (if any) would not have a material effect on its results. Dor Alon has provided for the said liabilities in its financial statements based on its estimates. Also, certain claims have been filed against subsidiaries concerning employee-employer relations. The amounts of those claims are immaterial for those subsidiaries. Dor Alon has provided in its financial statements for the said liabilities based on its estimates.

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

On July 21, 2010, a statement of claim against a subsidiary of Dor Alon, and a request to approve the claim as a class action were received in Dor Alon's offices; the amount claimed is NIS 100 million. According to the statement of claim, under Section 8(8) of the Prices Stabilization in Commodities and Services Order (Temporary Provision) Maximal Prices of Oil Products), 1996, the amount specified in the gas bill paid through the bank also includes the bank's commission in respect of the payment of the bill. The plaintiff claims that she paid her gas bills through the bank and thereby was charged for the bank commission for such payments. The plaintiff notified that she intends to submit a request to strike off the claim as the issue was discussed in court and decided upon. In July 2011, the plaintiff informed the court that is withdrawing the claim.

On June 27, 2010, a statement of claim and a request to approve the claim as a class action and as a derivative claim was filed against Dor Alon, members of the Board of Directors of Dor Alon and Alon. The claim was lodged by holders of Series A debentures of Dor Alon that wish to represent the holders of Series A Dor Alon debentures as of February 7, 2010, who did not convert the debentures into Dor Alon shares. In their claim, the plaintiffs claim that the distribution (on February 9, 2010) of the shares of Alon Natural Gas Exploration Ltd. to Dor Alon's shareholders was an unlawful distribution. The plaintiffs also claim that Dor Alon should have adjusted the Series A debentures' conversion rate following the distribution of shares as above. The plaintiffs request that the Court would oblige Alon and the members of Dor Alon's Board of Directors to return to Dor Alon the shares that were distributed as above; alternatively, the plaintiffs request that Dor Alon will be required to adjust the conversion rate of the debentures to the "Ex rate" subsequent to the distribution; alternatively, the plaintiffs seek damages for non adjustment of the conversion rate. In November 2010, the defendants filed their responses to court, and as of the date of this Annual Report, the claim is in the conclusions stage. Based on information received from Dor Alon's management, the Company believes that the chances that the claim will be allowed are less than 50% and therefore Dor Alon did not make a provision in its financial statements.

On August 10, 2011, Dor Alon received a letter of claim and a motion for approval of action as class action against a subsidiary of Dor Alon and its subsidiary for a total amount of NIS 2.5 million. The letter of claim argued that pursuant to the Consumer Protection Law, 1981, the defendants are obligated to provide their customers free phone services for a call in connection with complaints about products or services provided by the defendants. Dor Alon has not yet filed a statement of defense. In the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%; accordingly, the Company has not made any provision for this claim in its financial statements.

On August 11, 2011, Dor Alon received a letter of claim and a motion for approval of action as class action against Dor Alon, a subsidiary of Dor Alon and others for a total amount of NIS 33 million. The letter of claim argued that the defendants violated the provisions of the law which prohibits selling tobacco products to minors by placing automatic cigarette vending machines in the fueling stations operated by the defendants even though the automatic vending machines are not owned and/or operated by Dor Alon or its subsidiary. Dor Alon has not yet filed a statement of defense. In the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%; accordingly, the Company has not made any provision for this claim in its financial statements.

On August 22, 2011, Dor Alon received a letter of claim and a motion for approval of action as class action against Dor Alon and the three other gasoline companies for a total of NIS 1 billion (of which Dor Alon's share is NIS 167 million). The claimants argue that the gasoline companies inflated the "marketing expense item" which is incorporated into the calculation of the maximum price of gasoline 95 octane by adding expenses unrelated to the sale of gasoline, thus misleading the regulator and enabling themselves to sell gasoline 95 octane at a higher price than the price that should be charged. The claimants assert that this is violation of legislated provisions in the Supervision Order on Goods and Services (Maximum Prices in Gasoline Stations) – 2002; the Consumer Protection Law – 1981; and the Damage Ordinance (new version) – 1968. Dor Alon has not yet filed a statement of defense. In the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%; accordingly, the Company has not made any provision for this claim in its financial statements.

On October 23, 2011, Dor Alon received a letter of claim and a motion for approval of action as class action against Dor Alon and a subsidiary of Dor Alon for a total amount of NIS 6 million. The letter of claim argued that pursuant to the Consumer Protection Regulation (Price per unit of measure), 2008, the subsidiary is obligated to label the products in Alonit stores with a price per unit of measure in addition to the total price. Dor Alon has not yet filed a statement of defense. In the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%; accordingly, the Company has not made any provision for this claim in its financial statements.

On April 15, 2012, Dor Alon received a letter of claim and a motion for approval of action as class action against a subsidiary of Dor Alon and third parties for a total amount of approximately NIS 4.4 million. The letter of claim argued that the defendants violated the provisions of the Parking for Disabled People Law, 1993-5753 and the Equality for People with Disabilities Law, 1998-5758, by not providing free parking to disabled people in the parking lot of "City Windows" in Haifa. The plaintiff argued that pursuant to the Law, the defendants are obligated to provide free parking in public parking lots and in public places that the only access to them is through parking in such public places. The subsidiary is learning the claim and has not yet filed a statement of defense.

Legal proceedings which ended prior the date of this annual report

An administrative petition has been filed against the Tel Aviv municipality (and against a subsidiary of Dor Alon and others being nominal parties). The purpose of this petition is to oblige the Tel Aviv municipality to enforce the by-laws on the business of the subsidiary operating during the night, on Saturdays and holidays in Tel Aviv. The subsidiary of Dor Alon filed a response in which it presented its preliminary claims asserting that the petition should be rejected immediately. At this stage, the subsidiary of Dor Alon is only a formal party in the procedure. In February 2012, the court rejected the claim.

In April 2011, a class action was filed in the amount of NIS 30 million, against Dor Alon's subsidiary. In the statement of claim it is asserted that accordant to Customer Protection Regulations (Price Per Unit) the defendants must mark its products, which are being sold at the AM:PM supermarket chain, by unit of measure and not only by pricing the product as a whole. According to the plaintiff, refraining from such way of marking, does not allow comparison between products which are sold in containers of different size or volume. After Dor Alon filed its response in December 2011, the court approved the plaintiff's withdrawal from the claim.

Legal Proceedings related to our Non-Food Segment

In May 2011, a claim and a request to recognize the claim as a class action was filed against the Company regarding special sales held at "Kfar Hasha'ashuim" brand toy stores operated by the Company's 100% wholly owned subsidiary, Bee Group Retail Ltd. According to the claimant, the toy stores misled their customers by not presenting the prices charged for products prior to the special sales, as required by law, in addition to the special sales prices. The claimant estimates the damage to the group of claimants for the purposes of the claim at NIS 30 million. We will continue to assess this matter as the request for the class action develops.

On July 21, 2011, a financial claim against the Company regarding the logistic center leased in Ramla was filed to the District Court of Tel Aviv, according to which Naaman was required to pay approximately NIS 4,049 thousand (approximately US $1,060 thousand) due to the fact that Naaman did not leave the logistic center during the stipulated period. Naaman evacuated the logistic center in Ramla on June 29, 2011. On October 5, 2011, Naaman filed to the court a request to defend oneself, which was scheduled for January 2012 and on February 2, the request was partially accepted by the court. On February 21, 2012, the parties reached a compromise agreement that was approved by the court on February 25, 2012, according to which Naaman will pay the plaintiff NIS 220 thousand (approximately US $58 thousand). On November 15, the audit committee and board of directors of Naaman approved receipt of full indemnification from Bee Group in connection with the financial claim, and after paying the compromise payment, Naaman intends to demand such payment from the Bee Group.

In May 2011, a letter of claim and a motion for approval of action as a class action was filed against the Company and "Kfar Hashashuim" regarding an alleged violation of the Consumer Protection Law, by selling products at discount without advertising the original price of the products before the discount, and by that causing damage to the customers who did not know the original price of the products, which was less expensive in other chains. If the Claim is approved as a class action, the approximate claim is estimated by the plaintiff at approximately NIS 30,000. The plaintiff further requested the court to issue a decree ordering the Company to fulfill the requirements of the law and advertise the price of the products before the discount. The Company and "Kfar Hashashuim" have not yet filed a statement of defense. In the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%. Accordingly, the Company has not made any provision for this claim in its financial statements

In January 2012, a letter of claim and a motion for approval of action as a class action was filed against the Company regarding the sale of toy and other products by its "Kfar Hashashuim" chain of stores.  The Claim alleges that the company fails to mark in Hebrew required details such as identifying details of the importer of the products, the manufacturer, supplier, country of manufacturing, as well as the range of ages the product is designated for, and certain warnings required by law. If the Claim is approved as a class action, the approximate claim is estimated by the plaintiff at approximately NIS 8 million. The plaintiff further requested the court to issue a decree ordering the Company to fulfill the requirements of the law and mark its products accordingly. In the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%. Accordingly, the Company has not made any provision for this claim in its financial statements.

General

We are involved in various other legal or other proceedings incidental to the ordinary course of our business. We do not believe that any of these proceedings, individually or in the aggregate, will have a material adverse effect on our business, financial position or operating results.

Independent Accountants

On February 2, 2012, Alon Holdings' shareholders approved the reappointment of Kesselman & Kesselman as our auditors for the year ending December 31, 2011. Kesselman & Kesselman has no relationship with us or with any affiliate of us, except as auditors.

B.	Significant Changes.

Except as otherwise disclosed in this Annual Report, no significant change has occurred since December 31, 2011.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details.

ADSs

The following table sets forth the annual high and low closing prices for Alon Holdings ADSs for the five most recent full financial years as reported by the New York Stock Exchange.

Year	High	Low

2007	$20.0	$11.6
2008	$14.4	$5.6
2009	$11.2	$5.3
2010	$14.9	$8.1
2011	$10.6	$4.0

The following table sets forth the quarterly high and low closing prices for Alon Holdings ADSs for each quarter of the two most recent full financial years and the subsequent quarterly period, as reported by the New York Stock Exchange.

Year	High	Low

2010
First quarter	$13.3	$10.2
Second quarter	$13.6	$10.2
Third quarter	$14.9	$9.8
Fourth quarter	$10.4	$8.1

2011
First quarter	$10.6	$8.5
Second quarter	$10.5	$7.7
Third quarter	$8.5	$4.6
Fourth quarter	$6.1	$4.0

2012
First quarter	$4.3	$3.3
Second quarter (until April 20)	$3.9	$3.6

The following table sets forth the monthly high and low closing prices for Alon Holdings ADSs for the last six months, as reported by the New York Stock Exchange.

2011	High	Low

October	$6.1	$5.0
November	$5.9	$4.6
December	$5.1	$4.0

2012	High	Low

January	$4.3	$3.8
February	$4.2	$3.5
March	$4.0	$3.3
April (until April 20, 2012)	$3.9	$3.6

Ordinary Shares

The following table sets forth the annual high and low closing prices for Alon Holdings' ordinary shares for the years 2007 to 2011 as reported by the Tel Aviv Stock Exchange. Shares are traded on the Tel Aviv Stock Exchange in NIS, and the translation of the NIS to dollars has been made at the representative exchange rate of exchange on the last day of each period, as published by the Bank of Israel.

Year	High		Low
	NIS	$	NIS	$

2007	78.8	20.5	45.9	11.9
2008	52.4	13.8	21.4	5.6
2009	42.9	11.4	23.0	6.1
2010	50.1	14.1	29.8	8.4
2011	36.5	9.6	15.5	4.1

The following table sets forth the quarterly high and low closing price for Alon Holdings' ordinary shares for the quarters set forth below, as reported by the Tel Aviv Stock Exchange. The translation into dollars has been made at the representative rate of exchange on the last day of each period, as published by the Bank of Israel.

	High		Low
	NIS	$	NIS	$
2010
First Quarter	50.1	13.5	38.1	10.3
Second Quarter	49.4	13.0	40.8	10.5
Third Quarter	49.0	13.4	38.4	10.5
Fourth Quarter	49.0	13.8	29.8	8.4

2011
First Quarter	36.5	10.5	31.3	9.0
Second Quarter	35.1	10.3	26.3	7.7
Third Quarter	28.9	7.8	17.8	4.8
Fourth Quarter	22.2	5.8	15.5	4.1

2012
First Quarter	16.2	4.4	12.7	3.4
April (until April 20, 2012)	14.6	3.9	13.7	3.7

The following table sets forth the monthly high and low closing prices for Alon Holdings ordinary shares for the last six months, as reported by the Tel Aviv Stock Exchange. The translation into dollars is based on the representative rate of exchange on the last day of each period, as published by the bank of Israel.

2011	High		Low
	NIS	$	NIS	$

October	22.1	6.1	18.6	5.1
November	22.2	5.8	17.6	4.6
December	19.7	5.2	15.5	4.1

2012	High		Low
January	16.2	4.3	14.8	4.0
February	15.2	4.0	13.5	3.6
March	14.9	4.0	12.7	3.4
April (until April 20, 2012)	14.6	3.9	13.7	3.7

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

In addition, the Israeli Companies Law requires that certain transactions, actions and arrangements be approved as provided for in a company’s articles of association and in certain circumstances by the audit committee and by the board of directors itself. Those transactions that require such approval pursuant to a company’s articles of association must be approved by its board of directors. In certain circumstances, audit committee and shareholder approval is also required. The vote required by the audit committee and the board of directors for approval of such matters, in each case, is a majority of the directors participating in a duly convened meeting. Under the Israeli Companies Law, the audit committee is to be comprised of at least three members appointed by the board of directors, which members must include all of the external directors. The majority of members of the audit committee should be independent directors, and the chairman of the audit committee should be an external director.

The Israeli Companies Law requires that a member of the board of directors or senior management of the company promptly and, in any event, not later than the first board meeting at which the transaction is discussed, disclose any personal interest that he or she may have (either directly or by way of any corporation in which he or she is, directly or indirectly, a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager) as well as all related material information known to him or her, in connection with any existing or proposed transaction by the company. In addition, if the transaction is an extraordinary transaction (that is, a transaction other than in the ordinary course of business, otherwise than on market terms, or is likely to have a material impact on the company’s profitability, assets or liabilities), the member of the board of directors or senior management must also disclose any personal interest held by his or her spouse, siblings, parents, grandparents, descendants, spouse’s descendants, siblings and parents, and the spouses of any of the foregoing.

Once the member of the board of directors or senior management complies with the above disclosure requirement, a company may approve the transaction in accordance with the provisions of its articles of association. Further, under Alon Holdings' Articles of Association, subject to the provisions of the Companies Law, (i) a transaction between us and an officer or a person that controls us or (ii) a transaction between us and another person in which an officer of ours or a person that controls us has a personal interest, which transaction is not in any such case extraordinary (Ordinary Interested Transactions), will be approved by us in the following manner.

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

The approval of Ordinary Interested Transactions by the bodies or persons may be done by means of an approval of a particular type of transaction or an approval of a particular transaction. The approval must confirm that the transaction is not adverse to the company’s interest. Furthermore, if the transaction is an extraordinary transaction, then, in addition to any approval stipulated by the Articles of Association, it also must be approved by the company’s audit committee and then by the board of directors, and, under certain circumstances, by a meeting of the shareholders of the company. Under the provisions of the Israeli Companies Law, whoever has a personal interest in a matter, which is considered at a meeting of the board of directors or the audit committee, may not be present at this meeting or vote on this matter, unless it is not an extraordinary transaction as defined in the Israeli Companies Law. However, if the chairman of the board of directors or the chairman of the audit committee has determined that the presence of an office holder with a personal interest is required for the presentation of a matter, such officer holder may be present at the meeting. Notwithstanding the foregoing, if the majority of the directors have a personal interest in a matter, they shall be allowed to participate and vote on this matter, but an approval of the transaction by the shareholders in the general meeting shall be required.

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

Annual general meetings of shareholders are held once every year within a period of not more than 15 months after the last preceding annual general shareholders’ meeting. The meeting shall be held at the company's registered offices, unless the board of directors has determined otherwise. The board of directors may call special general meetings of shareholders. The Israeli Companies Law provides that a special general meeting of shareholders may be called by the board of directors or by a request of two directors or 25% of the directors in office, whichever is the lower, or by shareholders holding at least 5% of the issued share capital of the company and at least 1% of the voting rights, or of shareholders holding at least 5% of the voting rights of the company.

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

For a summary of other material contracts, see “Item 4. Information on The Company - B. Business Overview - General”, “Item 4. Information on The Company - B. Business Overview – Supermarkets,” “Item 4. Information on The Company - B. Business Overview – Fueling Stations and Convenience Stores,” “Item 4. Information on The Company - B. Business Overview – Non-Food Retail,” “Item 4. Information on The Company - B. Business Overview – Real Estate,” “Item 4. Information on The Company - B. Business Overview - Related Businesses”, “Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources - Debentures”, “Item 6. Directors, Senior Management and Employees - C. Board Practices - Exemption, Insurance and Indemnification of Directors and Officers - Limitations on Insurance, Exemptions and Indemnification”, “Item 6. Directors, Senior Management and Employees - D. Employees”, “Item 7. Major Shareholders and Related Party Transactions - B. Related Party Transactions,” and our consolidated financial statements and notes included elsewhere in this Annual Report.

D.	Exchange Controls

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

General Corporate Tax Structure in Israel

The Israeli corporate tax rate applicable to Israeli resident companies in 2012 is 25% (24% in 2011). Prior to the enactment of the Tax Change Law, the corporate tax rates were scheduled to be reduced to 23% in 2012 and ultimately to 18% by 2016. This scheduled gradual reduction in corporate tax rates was repealed. Instead, the Tax Change Law provides that the corporate tax rate will be increased to 25% in 2012.

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

As of January 1, 2012, the real capital gain accrued by individuals on the sale of the Shares will be taxed at the rate of 25%. However, if the individual shareholder is a "Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of one of the Israeli resident company's means of control) at the time of sale or at any time during the preceding 12 month period, such gain will be taxed at the rate of 30%. In addition, capital gains generated by an individual claiming deduction of financing expenses in respect of such gain will be taxed at the rate of 30%.

Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (25% in 2012 for corporations and a marginal tax rate of up to 48% in 2012 for individuals). Notwithstanding the foregoing, capital gains generated from the sale of our Shares by a non-Israeli shareholder may be exempt from Israeli tax under the Israeli Income Tax Ordinance provided that the following cumulative conditions are met: (i) the Shares were purchased upon or after the registration of the Shares on the stock exchange (not applicable in respect of Shares purchased on or after January 1, 2009), (ii) the seller does not have a permanent establishment in Israel to which the generated capital gain is attributed, and (iii) if the seller is a corporation, less than 25% of its means of control or the rights to its profit or income are held by or attributed to Israeli resident shareholders. In addition, the sale of the Shares may be exempt from Israeli capital gains tax under the provisions of an applicable double tax treaty. For example, the U.S.-Israel Double Tax Treaty exempts a U.S. resident from Israeli capital gain tax in connection with the sale of the Shares, provided that: (i) the U.S. resident owned, directly or indirectly, less than 10% of the voting power of the company at any time within the 12 month period preceding such sale; (ii) the U.S. resident, being an individual, is present in Israel for a period or periods of less than 183 days during the taxable year; and (iii) the capital gain from the sale was not derived through a permanent establishment of the U.S. resident in Israel.

Either the purchaser, the Israeli stockbroker or the financial institution through which the Shares are held are obligated, subject to the above mentioned exemptions, to withhold tax upon the sale of Shares at a 25% tax rate for corporations and/or for individuals (the withholding tax rate applicable to individuals in this respect had been 20% in 2011).

Upon the sale of traded securities, a detailed return, including a computation of the tax due, must be filed and an advanced payment must be paid to the Israeli Tax Aouthority on January 31 and June 30 of every tax year in respect of sales of traded securities made within the previous six months. However, if all tax due was withheld at source according to applicable provisions of the Israeli Income Tax Ordinance and regulations promulgated thereunder, such return must not be filed and no advance payment must be paid. A capital gain is also reportable on the annual income tax return.

Dividends

As of January 1, 2012, dividends distributed by the Company to a shareholder who is Israeli resident individual will be generally subject to income tax at a rate of 25%. However, a 30% tax rate will apply if the dividend recipient is a Controlling Shareholder, at the time of distribution or at any time during the preceding 12 month period. If the recipient of the dividend is an Israeli resident corporation, such dividend will be generally exempt from Israeli income tax provided that the income from which such dividend had been distributed, derived or accrued within Israel.

As of January 1, 2012, dividends distributed by an Israeli resident company to a non-Israeli resident (either individual or corporation) is generally subject to tax on the receipt of such dividend at the rate of 25% (30% if the dividend recipient is a Controlling Shareholder at the time of distribution or at any time during the preceding 12 month period). These rates may be reduced under the provisions of an applicable double tax treaty. Thus, under the U.S.-Israel Double Tax Treaty, the following tax rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain types of interest or dividends the tax rate is 12.5%; (ii) if both the conditions mentioned in section (i) above are met and the dividend is paid from an Israeli resident company's income, which was entitled to a reduced tax rate applicable to an Approved Enterprise/Benefited Enterprise/Preferred Enterprise – the tax rate is 15%; (iii) in all other cases, the tax rate is 25%. The aforementioned rates under the U.S.-Israel Double Tax Treaty will not apply if the dividend income is attributed to a permanent establishment of the U.S. resident in Israel.

The Company is obligated to withhold tax upon the distribution of dividends at the following withholding tax rates: (a) for securities registered and held by a clearing corporation: (i) Israeli resident corporations – 0%, (ii) Israeli resident individuals – 25%, and (iii) non-Israeli residents - 25%, unless reduced by applying the provisions of an applicable double tax treaty; (b) in all other cases: (i) Israeli resident corporations – 0%, (ii) Israeli resident individuals – 25%/30% (the 30% tax rate shall apply if the dividend recipient is a "controlling shareholder" (as defined above) at the time of the distribution or at any time during the preceding 12 months period)), and (iii) non-Israeli residents - 25%/30% as referred to above with respect to Israeli resident individuals, unless reduced by applying the provisions of an applicable double tax treaty.

Foreign Exchange Regulations

Non-residents of Israel who hold our Shares are able to receive any dividends, and any amounts payable upon the dissolution, liquidation and winding up of our affairs, repayable in non-Israeli currency at the rate of exchange prevailing at the time of conversion. However, Israeli income tax is generally required to have been paid or withheld on these amounts. In addition, the statutory framework for the potential imposition of currency exchange control has not been eliminated, and may be restored at any time by administrative action. United States Federal Income Tax Considerations.

The following is a summary of the material U.S. federal income tax consequences that apply to U.S. Holders who hold Alon Holdings' ADSs or ordinary shares (together “Shares”) as capital assets for tax purposes. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), current and proposed Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This summary does not address all U.S. federal income tax matters that may be relevant to a particular perspective holder or all tax considerations that may be relevant with respect to an investment in Alon Holdings' Shares.

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
213

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

U.S Taxation of Shares

Distributions

Subject to the discussion under “Passive Foreign Investment Companies” below, the gross amount of any distribution, including the amount of any Israeli taxes withheld from these distributions (see “Israeli Tax Considerations”), actually or constructively received by a U.S. Holder with respect to Shares will be taxable to the U.S. Holder as a dividend to the extent of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. The U.S. Holder will not, except as provided by Section 245 of the Code, be eligible for any dividends received deduction in respect of the dividend otherwise allowable to corporations. Distributions in excess of earnings and profits will be non-taxable to the U.S. Holder to the extent of, and will be applied against and reduce, the U.S. Holder’s adjusted tax basis in the Shares. Distributions in excess of such adjusted tax basis will generally be taxable to the U.S. Holder as capital gain from the sale or exchange of property. If we do not report to a U.S. Holder the portion of a distribution that exceeds earnings and profits, the distribution will generally be taxable as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. The amount of any distribution of property other than cash will be the fair market value of that property on the date of distribution.

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

A U.S. Holder who holds Shares through an Israeli stockbroker or other Israeli intermediary may be subject to Israeli withholding tax on any capital gains recognized if the U.S. Holder does not obtain approval of an exemption from the Israeli Tax Authorities or claim any allowable refunds or reductions. U.S. Holders are advised that any Israeli tax paid under circumstances in which an exemption from (or a refund of or a reduction in) such tax was available will not give rise to a deduction or credit for foreign taxes paid for U.S. federal income tax purposes. U.S. Holders are advised to consult their Israeli stockbroker or intermediary regarding the procedures for obtaining an exemption or reduction.

Medicare Tax on Unearned Income

For taxable years beginning after December 31, 2012, certain U.S. Holders that are individuals, estates or trusts will be required to pay an additional 3.8% tax on, among other things, dividends on, and capital gains from the sale or other disposition of Shares.

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

Backup Withholding and Information Reporting

Payments of dividends with respect to Shares and the proceeds from the sale, retirement, or other disposition of Shares made by a U.S. paying agent or other U.S. intermediary will be reported to the IRS and to the U.S. Holder as may be required under applicable U.S. Treasury regulations. We, or an agent, a broker, or any paying agent, as the case may be, may be required to withhold tax (backup withholding), currently at the rate of 28%, if a non-corporate U.S. Holder that is not otherwise exempt fails to provide an accurate taxpayer identification number and comply with other IRS requirements concerning information reporting. Certain U.S. Holders (including, among others, corporations and tax-exempt organizations) are not subject to backup withholding. Any amount of backup withholding withheld may be used as a credit against your U.S. federal income tax liability provided that the required information is furnished to the IRS. U.S. Holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

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

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

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

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Sensitivity

The Company is exposed to various market risks, most of them related to changes in interest rates and changes in the Israeli CPI.  Loans and Debentures in the amount of approximately NIS 2,426.3 million and marketable securities in the amount of approximately NIS 231.3 million bear interest at fixed rates, and therefore changes in the interest rates will affect the fair value of such loans and marketable securities. Other loans set forth below bear interest at variable rates (as a result of changing interest rates or CPI linkage), and therefore a change in the CPI or the prime interest rate will affect future cash flow and interest expenses.

The table below provides information about our financial instruments as of December 31, 2011:

	December 31, 2011 Expected maturity (NIS in thousands)

	2012	2013	2014	2015	2016	2017	2018 and thereafter	Total
Long term loan from banks - linked:

Linked to the Israeli CPI - 3.58% (weighted average rate as of December 31, 2011)	70,059	66,543	66,625	66,710	61,718	61,718	306,346	699,719
Linked to the Israeli CPI – 5.18% (weighted average rate as of December 31, 2011)	69,029	20,552	13,920	14,076	14,168	12,534	46,536	190,815

Long term loans from bank - unlinked:

Fixed annual interest rate of 6.6%	49,705	38,047	7,441	7,595	7,761	7,940	2,317	120,806
Variable interest (average annual rate as of December 31, 2011 of 5.03%)	95,257	111,854	73,775	44,434	19,633	2,686	-	347,639
Variable interest (average annual rate as of December 31, 2011 of 5.17%)	27,592	21,779	7,656	8,284	10,022	7,344	54,376	137,053
Long term loans from controlling share holdres - unlinked:
Variable interest (average annual rate as of December 31, 2011 of 3.0%)	-	55,000	-	-	-	-	1,096	56,096
	311,642	313,775	169,417	141,099	113,302	92,222	410,671	1,552,128

Non- Convertible debentures - Linked to the Israeli CPI:
Issued by the Company - fixed rate 5.9% (1)	79,615	79,615	79,615	-	-	-	-	238,845
Issued by the Company - fixed rate 2.5%	8,578	8,578	8,578	8,578	8,578	8,578	42,889	94,357
Issued by BSRE - fixed rate 4.7%	-	222,763	222,763	222,763	222,763	-	-	891,052
Issued by BSRE - fixed rate 4.2%	23,645	23,645	23,645	23,645	23,645	86,699	86,699	291,623
Issued by BSRE - fixed rate 4.5%	-	-	-	-	-	28,735	86,206	114,941
Issued by Dor Alon - fixed rate 5%	69,958	69,958	69,958	69,958	-	-	-	279,832
Issued by Dor Alon - fixed rate 4.95%	9,372	7,810	7,810	7,810	7,810	7,810	20,307	68,729
Issued by Dor Alon - fixed rate 6.45% (weighted average rate as of December 31, 2011)	9,989	2,186	2,327	2,477	2,637	2,807	49,746	72,169
Non- Convertible debentures – unlinked:
Issued by Dor Alon – variable interest (average annual rate as of December 31, 2011 of 4.29%)	-	16,200	16,200	16,200	16,200	16,200	-	81,000
Issued by Dor Alon - fixed rate 6.65%	-	34,750	34,750	34,750	34,750	-	-	139,000
Convertible Debentures Linked to the Israeli CPI:
Issued by BSRE - fixed rate 6.25%	-	28,744	28,744	28,744	28,744	-	-	114,976
	201,157	494,249	494,390	414,925	345,127	150,829	285,847	2,386,524

Marketable Securities - Linked to the Israeli CPI	85,118	-	-	-	-	-	-	85,118

Marketable Securities – unlinked in NIS	146,179	-	-	-	-	-	-	146,179

(1) See also “Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources - Debentures”.

For CPI-linked financial instruments as stipulated in the table above, a one percent increase (decrease) in the CPI would cause an approximately NIS 28.2 million decrease (increase) in net income for the next year.

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

The table below provides information about the changes of the CPI and the “known" CPI index:

	CPI	The “known" CPI index

2009	3.9%	3.8%
2010	2.7%	2.3%
2011	2.2%	2.6%

The table below provides an analysis of monetary assets and liabilities by currency and linkage as of December 31, 2011:

	December 31, 2011
	NIS linked to CPI	NIS unlinked	US Dollar	Other currencies	Other	Total
	NIS in thousands
Assets:
Cash and cash equivalents	-	69,838	6,328	285	-	76,451
Short term bank deposit	111	36,825	67,006	-	-	103,942
Investment in securities	125,018	139,012	-	-	36,023	300,053
Trade receivables	-	1,549,644	26,506	-	-	1,576,150
Other accounts receivables	1,951	258,030	1,084	-	-	261,065
Income taxes receivable	125,789	-	-	-	-	125,789
Loan Receivable	85,003	53,719	54,976	-	-	193,698
Derivative financial instruments	-	-	3,439	-	-	3,439
Investment in equity securities	-	-	-	-	33,159	33,159
Other long-term receivables	-	119,266	-	-	-	119,266
Total assets	337,872	2,226,334	159,339	285	69,182	2,793,012

Liabilities:
Credit and loans from banks and others	-	998,718	38,210	-	-	1,036,928
Trade payables	-	887,882	356,032	-	-	1,243,914
Other accounts payable and accrued expenses	35,343	451,378	11,416	-	-	498,137
Customer's deposits	27,733	-	-	-	-	27,733
Income tax payables	6,311	-	-	-	-	6,311
Provisions	41,765	36,501	-	-	-	78,266
Loans	871,142	680,987	-	-	-	1,552,129
Debentures	2,011,357	235,333	-	-	-	2,246,690
Convertible debentures	118,909	-	-	-	-	118,909
Other long-term liabilities	10,735	1,606	-	-	-	12,341
Derivative financial instruments	10,440	-	2,012	7,063	-	19,515
Total liabilities	3,133,735	3,292,405	407,670	7,063	-	6,840,873

For further information regarding market risks, see note 3 to our consolidated financial statements.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. to E.	Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2011 based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment and this framework, our management concluded that the Company's internal control over financial reporting were effective as of December 31, 2011.

(c) The effectiveness of the Company’s internal control over financial reporting as of December 31, 2011 has been audited by Kesselman & Kesselman an independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited (“PWC”), which has audited the financial statements included in this Annual Report on Form 20-F; their report is included in Item 17.

(d) Changes in internal controls over financial reporting. There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, served as our independent public accountants for the fiscal years ended December 31, 2010 and 2011, for which audited financial statements appear in this Annual Report on Form 20-F.

The following table presents the aggregate fees for professional services rendered by such accountants to us during their respective term as our principal accountants in 2010 and 2011.

	2011	2010
	(NIS in thousands)	(NIS in thousands)
Audit Fees (1)	6,037	3,778
Audit-Related fees (2)	309	426
Tax Fees (3)	20	155
All Other Fees (4)	300	819
TOTAL	6,666	5,178

(1)	Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor can reasonably provide, and include the group audit; statutory audits; comfort letters and consents; attest services; assistance with and review of documents filed with the SEC and Sarbanes-Oxley Act compliance.

(2)	Audit-related services in connection with Alon Holdings and BSRE's shelf prospectuses and in connection with reports delivered to the Company's controlling shareholder.

(3)	Tax fees were for services related to tax compliance, including the preparation of tax returns and claims for refund, and tax planning and tax advice, including assistance with tax audits and appeals, advice related to mergers, acquisitions, transfer pricing, and assistance with respect to requests for rulings from tax authorities.

(4)	Other Fees were for general guidance related to accounting issues and due diligence in connection with potential acquisitions.

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

Below is a list of purchases of the ordinary shares by the Company and by entities controlling, controlled by and under common control with the Company during calendar year 2011:

Period	Total Number of Shares Purchased	Average Price Paid Per Share (in NIS)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under Plans or Programs
March, 2011	115,243	34.30	N/A	N/A
April, 2011	2,302	35.17	N/A	N/A
August 10, 2011	1,411	24.80	N/A	N/A
August 11, 2011	5,380	24.57	N/A	N/A
August 11, 2011	16,463	24.14	N/A	N/A

(1)	The Company purchased ordinary shares of the Company from certain employees of the Company, which shares were acquired by the employees upon their exercise of vested options granted to them under the Company's 2008 Share Option Plan. The total amount paid by the Company for such shares was approximately NIS 4 million and the price per share was NIS 34.32.

ITEM 16F.	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

PART IIIPart III

ITEM 17.	FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this Annual Report, beginning on page F-1.

ITEM 18.	FINANCIAL STATEMENTS

We have responded to Item 17 in lieu of this item.

ITEM 19.	EXHIBITS

The exhibits filed with or incorporated into this Annual Report are listed in the index of exhibits below.

Exhibit No.	Description

1.1	Memorandum of Association of the Registrant (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-1 (File No. 333-05024)).

1.2	Articles of Association of the Registrant (incorporated by reference to Exhibit 1.2 to Alon Holdings' Annual Report on Form 20-F for the year ended December 31, 2009).

2.1	Form of Amended and Restated Deposit Agreement among Alon Holdings Blue Square - Israel Ltd., The Bank of New York as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit (a) to the Registration Statement on Form F-6 (File No. 333-05158)).

4.1	Service Agreement made and entered into on the 1st day of January 1990 between Blue Square Chain (Super Super) Ltd. and Blue Square Chain (Hyper Hyper) Ltd. (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-1 (File No. 333-05024)).

4.2	Supply Agreement made and entered into on the 1st day of January 1990 between Blue Square Chain (Super Super) Ltd. and Blue Square Chain (Hyper Hyper) Ltd. (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-1 (File No. 333-05024)).

4.3	Management Agreement made and entered into on July 23, 1996 between Blue Square Chain Investments & Properties Ltd. and the Registrant (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form F-1 (File No. 333-05024)).

4.4	An Agreement to Loan Employees made and entered into on July 23, 1996 between Blue Square Chain Properties (Hyper Hyper) Ltd. and the Registrant (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-1 (File No. 333-05024)).

4.5	Agreement made and entered into on July 25, 1996 between the Registrant and Blue Square Chain (Hyper Hyper) Ltd. regarding property selection (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form F-1 (File No. 333-05024)).

4.6	Registration Rights Agreement, dated as of July 25, 1996, by and among the Registrant and Co-Op Blue Square Consumers Cooperative Society Ltd. (incorporated by reference to Exhibit 10.15 to the Registration Statement on Form F-1 (File No. 333-05024)).

Exhibit No.	Description

4.7	Letter, dated July 1, 1996, by Co-Op Blue Square Consumers Cooperative Society Ltd. indemnifying the Registrant against certain real estate tax liabilities (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form F-1 (File No. 333-05024)).

4.8	Letter, dated May 21, 1993 and March 18, 1993, by Co-Op Blue Square Consumers Cooperative Society Ltd. indemnifying Blue Square Chain Investments & Properties Ltd. against certain real estate tax liabilities (incorporated by reference to Exhibit 10.18 to the Registration Statement on Form F-1 (File No. 333-05024)).

4.9	Form of Letter of Exemption and Indemnity adopted in February 2001 (incorporated by reference to Exhibit 4.13 to Alon Holdings' Annual Report on Form 20-F for the year ended December 31, 2000).

4.10	Form of Letter of Exemption and Indemnity (English translation accompanied by the Hebrew original) (incorporated by reference to Exhibit 4.14 to Alon Holdings' Annual Report on Form 20-F for the year ended December 31, 2001).

4.11	Form of Letter of Indemnity adopted in June 2008 (English translation) (incorporated by reference to Exhibit 4.11 to Alon Holdings' Annual Report on Form 20-F for the year ended December 31, 2008).

4.12	Special Collective Agreement made on the 28th day of May 1996 between Co-Op Blue Square Consumers Cooperative Society Ltd., the Registrant and The New Federation of Labor in Israel/The Federation of Clerical, Administrative and Services Employees and Consumers Cooperative Union-Central Cooperative Society Ltd. (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-1 (File No. 333-05024)).

4.13	Special Collective Agreement made on the 3rd day of September 2000 between Alon Holdings and The New Federation of Labor in Israel. The Federation of Clerical, Administrative and Services Employees / the Commercial Section Employees and the committee of Alon Holdings employees. (English summary accompanied by the Hebrew original) (incorporated by reference to Exhibit 4.16 to Alon Holdings' Annual Report on Form 20-F for the year ended December 31, 2001).

4.14	Collective Agreement, made on August 13, 2003, by and among Blue Square – Israel Ltd. and The New Federation of Labor in Israel/The Federation of Clerical, Administrative and Services Employees and the National Committee of the Blue Square Co-Op Employees (English translation) (incorporated by reference to Exhibit 4.15 to Alon Holdings Annual Report on Form 20-F for the year ended December 31, 2003).

4.15	Collective Agreement, made on October 15, 2003, by and among Alon Holdings Blue Square - Israel Ltd. and The New Federation of Labor in Israel/The Federation of Clerical, Administrative and Services Employees and the National Workers Committee of Alon Holdings Blue Square -Israel Ltd (English translation) (incorporated by reference to Exhibit 4.16 to Alon Holdings Annual Report on Form 20-F for the year ended December 31, 2003).

4.16	Special Collective Bargaining Agreement made on the 21st day of January 2005 among Alon Holdings, the Histadrut and the National Committee of Alon Holdings Blue Square -Israel. (English translation) (incorporated by reference to Exhibit 4.15 to Alon Holdings' Annual Report on Form 20-F for the year ended December 31, 2004).

4.17	Special Collective Bargaining Agreement made on April 26, 2006 among Alon Holdings, the MAOF Histadrut and Blue Square -Israel Employees' Union (English translation) (incorporated by reference to Exhibit 4.16 to Alon Holdings' Annual Report on Form 20-F for the year ended December 31, 2006).

Exhibit No.	Description

4.18	Special Collective Bargaining Agreement made on May 29, 2006 among Alon Holdings, the MAOF Histadrut and Blue Square -Israel Employees' Union (English translation) (incorporated by reference to Exhibit 4.17 to Alon Holdings' Annual Report on Form 20-F for the year ended December 31, 2006).

4.19	Special Collective Bargaining Agreement made on July 16, 2007 among Alon Holdings, the MAOF Histadrut and Blue Square -Israel Employees' Union (English translation) (incorporated by reference to Exhibit 4.19 to Alon Holdings' Annual Report on Form 20-F for the year ended December 31, 2007).

4.20	Special Collective Bargaining Agreement made on April 5, 2009 among Alon Holdings, Blue Square Chain Investments & Properties Ltd., the MAOF Histadrut and Blue Square-Israel Employees' Union (English translation) (incorporated by reference to Exhibit 4.20 to Alon Holdings' Annual Report on Form 20-F for the year ended December 31, 2008).

4.21	Deed of Trust made on August 5, 2003, by and between Alon Holdings Blue Square – Israel Ltd. and Israel Discount Bank Trust Company Ltd., together with second schedule (English translation) (incorporated by reference to Exhibit 4.18 to Alon Holdings' Annual Report on Form 20-F for the year ended December 31, 2003).

4.22	First Schedule to Deed of Trust – Debenture Certificate for Registered Debenture (Series A) of NIS 1 par value each (out of series of NIS 200,000,000 par value Debentures (Series A)) (English translation) (incorporated by reference to Exhibit 4.19 to Alon Holdings' Annual Report on Form 20-F for the year ended December 31, 2003).

4.23	First Schedule to Deed of Trust – Debenture Certificate for Registered Debenture (Series B) of NIS 1 par value each (out of series of NIS 200,000,000 par value Debentures (Series B)) (English translation) (incorporated by reference to Exhibit 4.20 to Alon Holdings' Annual Report on Form 20-F for the year ended December 31, 2003).

4.24	Agreement between the Registrant and Blue Square Chain (Hyper Hyper) Ltd. (incorporated by reference to Exhibit 4.21 to Alon Holdings' Annual Report on Form 20-F for the year ended December 31, 2002).

4.25	General services framework and expenses allotment agreement, dated October 11, 2005, among Alon Holdings, Blue Square Chain Investments & Properties Ltd. and Blue Square Chain (Hyper Hyper) Ltd., as amended (incorporated by reference to Exhibit 4.21 to Alon Holdings' Annual Report on Form 20-F for the year ended December 31, 2005).

4.26	Transfer Agreement, dated June 21, 2006, between Alon Holdings and Blue Square Real Estate Ltd. (English translation) (incorporated by reference to Exhibit 4.23 to Alon Holdings' Annual Report on Form 20-F for the year ended December 31, 2006).

4.27	Split Agreement, dated April 2, 2006, between Alon Holdings and Blue Square Real Estate Ltd. (English translation) (incorporated by reference to Exhibit 4.24 to Alon Holdings' Annual Report on Form 20-F for the year ended December 31, 2006).

4.28	Lease Agreement, dated August 13, 2006, between Alon Holdings and Blue Square Real Estate Ltd. (English translation) (incorporated by reference to Exhibit 4.25 to Alon Holdings' Annual Report on Form 20-F for the year ended December 31, 2006).

4.29	Lease Agreement, dated June 23, 2006, between Alon Holdings and Blue Square Chain Investments & Properties Ltd Blue Square Real Estate Ltd (assigned to BSRE) (English translation) (incorporated by reference to Exhibit 4.26 to Alon Holdings’ Annual Report on Form 20-F for the year ended December 31, 2006).

Exhibit No.	Description

4.30	Transfer Agreement, dated March 31, 2009, between Blue Square Real Estate Ltd. and Blue Square Chain Properties & Investments Ltd., together with Addendum No. 1, dated September 13, 2009 (English translation) (incorporated by reference to Exhibit 4.30 to Alon Holdings' Annual Report on Form 20-F for the year ended December 31, 2009).

4.31	Service Agreement, dated August 13, 2006, between Alon Holdings and Blue Square Real Estate Ltd. (English translation) (incorporated by reference to Exhibit 4.27 to Alon Holdings' Annual Report on Form 20-F for the year ended December 31, 2006).

4.32	Underwriting Agreement, dated August 15, 2006, among Blue Square Real Estate Ltd., and Poalim I.B.I Underwriting and Issues Ltd., Africa-Israel Issues Ltd., Discount Underwriting and Issues Ltd. and various other underwriters (English translation) (incorporated by reference to Exhibit 4.28 to Alon Holdings' Annual Report on Form 20-F for the year ended December 31, 2006).

4.33	Deed of Trust (for Series A Debenture) made on August 14, 2006, by and between Blue Square Real Estate Ltd. and Hermetic Trust (1975) Ltd., together with second schedule (English translation) (incorporated by reference to Exhibit 4.29 to Alon Holdings' Annual Report on Form 20-F for the year ended December 31, 2006).

4.34	First Schedule to Deed of Trust - Debenture Certificate for Registered Debentures (Series A) of NIS 1 par value each (out of series of NIS 100,000,000 par value Debentures (Series A)) (English translation) (incorporated by reference to Exhibit 4.30 to Alon Holdings' Annual Report on Form 20-F for the year ended December 31, 2006).

4.35	Deed of Trust (for Series B Debenture) made on August 14, 2006, by and between Blue Square Real Estate Ltd. and Hermetic Trust (1975) Ltd., together with second schedule (English translation) (incorporated by reference to Exhibit 4.31 to Alon Holdings' Annual Report on Form 20-F for the year ended December 31, 2006).

4.36	First Schedule to Deed of Trust - Debenture Certificate for Registered Debentures (Series B) of NIS 1 par value each (out of series of NIS 650,000,000 par value Debentures (Series B)) (English translation) (incorporated by reference to Exhibit 4.32 to Alon Holdings' Annual Report on Form 20-F for the year ended December 31, 2006).

4.37	Deed of Trust (for Series C to H Debentures) dated May 19, 2009, by and between Blue Square Real Estate Ltd. and Hermetic Trust (1975) Ltd., together with Addendum to Deed of Trust dated October 18, 2009 (English translation) (incorporated by reference to Exhibit 4.37 to Alon Holdings' Annual Report on Form 20-F for the year ended December 31, 2009).

4.38	Deed of Trust (for Series C to G Debentures and Series H to J Debentures) dated February 18, 2010, between Alon Holdings and Hermetic Trust (1975) Ltd., together with First Schedule - Debenture Certificate for Series C to G, First Schedule - Debenture Certificate for Series H to J, and second schedule (English translation) (incorporated by reference to Exhibit 4.38 to Alon Holdings' Annual Report on Form 20-F for the year ended December 31, 2009).

4.39	Document of Principles of Transaction, dated July 26, 2007, among Alon Holdings and Orin Provizor Holdings Ltd., M.A.Sh.- M.I.S. Ltd., Mr. Guy Provizor, and Eden Natural Health Market Ltd., as amended (English translation) (incorporated by reference to Exhibit 4.35 to Alon Holdings' Annual Report on Form 20-F for the year ended December 31, 2007).

4.40	Sale Agreement, made on August 2, 2007, between Kfar Hasha'ashuim Central Warehouse Ltd. and Eldar Gil & Mahoney Assets Ltd., as amended (English translation) (incorporated by reference to Exhibit 4.36 to Alon Holdings' Annual Report on Form 20-F for the year ended December 31, 2007).

Exhibit No.	Description

4.41	Share Purchase Agreement, dated August 3, 2008, between Bee Group Retail Ltd. and Twikor Ltd., Mr. Avner Katz, Mr. Doron Yanai, Mr. Ronen Levy, Avi Katz Marketing Ltd. and Levy R.S. Managements and Investments Ltd. (English translation) (incorporated by reference to Exhibit 4.38 to Alon Holdings' Annual Report on Form 20-F for the year ended December 31, 2008).

4.42	Protocol, dated April 11, 2010, between Tel Aviv Wholesale Agricultural Produce Market Company Ltd., Tel Aviv Municipality, Lev Tel Aviv Towers Ltd. and Tel Aviv City Mall Ltd. (English translation) (incorporated by reference to Exhibit 4.42 to Alon Holdings' Annual Report on Form 20-F for the year ended December 31, 2009).

4.43	Agreement, dated June 3, 2010, between Tel Aviv Wholesale Agricultural Produce Market Company Ltd., Lev Tel Aviv Towers Ltd. and Tel Aviv City Mall Ltd., together with Deed of Undertaking by the Interested Parties (English translation) (incorporated by reference to Exhibit 4.43 to Alon Holdings' Annual Report on Form 20-F for the year ended December 31, 2009).

4.44	Agreement, dated June 3, 2010, between Tel Aviv Municipality, Lev Tel Aviv Towers Ltd., and Tel Aviv City Mall Ltd., together with Deed of Undertaking by the Interested Parties (English translation) (incorporated by reference to Exhibit 4.44 to Alon Holdings' Annual Report on Form 20-F for the year ended December 31, 2009).

4.45	Document of Principles, dated April 15, 2010, between Blue Square Real Estate Tel Aviv Market Commercial Ltd., Blue Square Real Estate Tel Aviv Market Housing Ltd., Gindi Commercial Tel Aviv Ltd. and Gindi Housing Tel Aviv Ltd. (English translation) (incorporated by reference to Exhibit 4.45 to Alon Holdings' Annual Report on Form 20-F for the year ended December 31, 2009).

4.46	Share Purchase Agreement, dated May 17, 2010, between Alon Israel Oil Company Ltd. and Alon Holdings Blue Square Israel Ltd. (English translation) (incorporated by reference to Annex A to Alon Holdings' report on Form 6-K, filed on May 27, 2010).

8.1	List of Subsidiaries.

12.(a).1	Certification by CODM pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

12.(a).2	Certification by CEO pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

12.(a).3	Certification by CFO pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

13.(a).1	Certification of CODM, CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.(a).1	Consent of Independent Registered Public Accounting Firm from Kesselman & Kesselman, certified public accountants (Isr.) dated April 30, 2012.

14.(a).2	Consent of an Expert dated April 29, 2012.

14.(a).3	Consent of an Expert dated April 29, 2012.

Exhibit No.	Description

14.(a).4	Consent of an Expert dated April 29, 2012.

ALON HOLDINGS BLUE SQUARE - ISRAEL LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	2-3

CONSOLIDATED FINANCIAL STATEMENTS (IN THOUSANDS OF NEW ISRAELI SHEKELS - NIS):

Statements of financial position	4-5

Statements of income	6

Statements of comprehensive income	7

Statements of changes in equity	8

Statements of cash flows	9-11

Notes to consolidated financial statements	12-141

APPENDIX - DETAILS OF PRINCIPAL SUBSIDIARIES, PROPORTIONATELY CONSOLIDATED COMPANIES AND ASSOCIATED COMPANIES	142

Report of Independent Registered Public Accounting Firm

To the shareholders of

ALON HOLDINGS BLUE SQUARE - ISRAEL LTD.

We have completed integrated audits of Alon Holdings Blue Square – Israel Ltd. and its subsidiaries and proportionately consolidated companies (collectively - the "Company" or "Blue square") consolidated financial statements and of its internal control over financial reporting as of December 31, 2011, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our integrated audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated statements of financial position of the Company as of December 31, 2011 and 2010 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our integrated audits.

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

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of the Company as of December 31, 2011 and 2010 and the results of its operations, changes in equity and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

Kesselman & Kesselman, 1 Nathanson Street, Haifa 33034, Israel, P.O Box 33984, Haifa 31339

Telephone: +972 -4- 8605000, Fax:+972 -4- 8605001, www.pwc.co.il

Internal control over financial reporting

Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

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

Haifa, Israel	Kesselman & Kesselman
April 30, 2012	Certified Public Accountants (lsr.)
A member firm of PricewaterhouseCoopers International Limited

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

			December 31		Convenience translation (note 1b) December 31,
			2010	2011	2011
	Note		NIS		U.S. dollars
			In thousands

Assets

CURRENT ASSETS:
Cash and cash equivalents	15	a	125,956	76,451	20,008
Investment in securities	12		310,237	300,053	78,527
Short-term deposits	15	b	98,084	103,942	27,203
Trade receivables	14	a	1,731,747	1,576,150	412,497
Other accounts receivable	14	b	162,599	295,400	77,310
Derivative financial instruments	13		-	2,543	666
Income taxes receivable			64,094	125,789	32,920
Inventories	14	c	680,296	676,590	177,071
			3,173,013	3,156,918	826,202

NON-CURRENT ASSETS:

Investments in associates	10	b	6,012	202,653	53,037
Derivative financial instruments	13		56,078	896	234
Real estate inventories	14	d	83,337	100,035	26,180
Payments on account of real estate	11		164,132	191,600	50,144
Investment in securities	12		30,327	33,159	8,678
Loans receivable, net of current maturities	16		176,043	182,654	47,803
Property and equipment, net	7		2,928,515	2,942,487	770,083
Investment property	8		546,870	576,093	150,770
Intangible assets, net	9		1,486,744	1,461,070	382,379
Other long-term receivables	17		47,098	142,331	37,250
Deferred taxes	23		66,018	104,321	27,302
			5,591,174	5,937,299	1,553,860
Total assets			8,764,187	9,094,217	2,380,062

April 30, 2012
Date of approval of the	David Wiessman	Zeev Vurembrand	Dror Moran
financial statements	Executive Chairman of the Board of Directors and Chief Operating Decision Maker	Chief Executive Officer	Vice President and Chief Financial Officer

The accompanying notes are an integral part of the consolidated financial statements.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31		Convenience translation (note 1b) December 31,
		2010	2011	2011
	Note	NIS		U.S. dollars
		In thousands
Liabilities and equity
CURRENT LIABILITIES:
Credit and loans from banks and others	21	470,284	1,036,928	271,376
Current maturities of debentures and convertible debentures	21	202,769	212,726	55,673
Current maturities of long-term loans from banks	21	297,771	311,642	81,560
Trade payables		1,342,763	1,243,914	325,547
Other accounts payable and accrued expenses	20	686,447	730,985	191,307
Customers' deposits		30,405	27,733	7,258
Derivative financial instruments	13	7,700	2,814	736
Income taxes payable		7,431	6,311	1,652
Provisions	25	71,870	78,266	20,483
		3,117,440	3,651,319	955,592
NON CURRENT LIABILITIES:
Long-term loans from banks and others, net of current maturities	21	1,399,159	1,240,487	324,650
Convertible debentures, net of current maturities	21	117,801	118,826	31,098
Debentures, net of current maturities	21	2,183,093	2,034,047	532,334
Other liabilities	22	199,983	264,597	69,248
Derivative financial instruments	13	9,151	16,701	4,371
Liabilities in respect of employee benefits, net of amounts funded	24	51,492	62,245	16,290
Deferred taxes	23	103,929	162,795	42,605
		4,064,608	3,899,698	1,020,596
Total liabilities		7,182,048	7,551,017	1,976,188

EQUITY:
Equity attributed to equity holders of the Company:
Ordinary shares of NIS 1 par value	18	79,712	79,881	20,906
Additional paid-in capital	18	1,218,409	1,219,279	319,100
Other reserves	19	(12,539)	(9,672)	(2,531)
Accumulated deficit		(85,760)	(108,801)	(28,475)
		1,199,822	1,180,687	309,000
Non-controlling interests		382,317	362,513	94,874
Total equity		1,582,139	1,543,200	403,874
Total liabilities and equity		8,764,187	9,094,217	2,380,062

The accompanying notes are an integral part of the consolidated financial statements

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

CONSOLIDATED STATEMENTS OF INCOME

					Convenience
					translation (note 1b)
					for the year
		Year ended December 31			ended December 31,
		2009	2010	2011	2011
	Note	NIS			U.S. dollars
		In thousands (except per share data)
Revenues		7,349,076	9,227,453	15,296,255	4,003,207
Less – government levies		-	723,709	2,813,671	736,370
Net revenues		7,349,076	8,503,744	12,482,584	3,266,837
Cost of sales		5,291,012	6,192,352	9,566,876	2,503,762
Gross profit		2,058,064	2,311,392	2,915,708	763,075
Selling, general and administrative expenses		1,817,099	2,069,970	2,638,845	690,616
Operating profit before other gains and losses and changes in fair value of investment property		240,965	241,422	276,863	72,459
Other gains	26	4,699	3,258	1,358	355
Other losses	26	(32,803)	(28,188)	(19,577)	(5,124)
Changes in fair value of investment property, net		20,775	32,917	41,913	10,969
Operating profit		233,636	249,409	300,557	78,659
Finance income	29	64,780	85,852	156,837	41,046
Finance expenses	29	(177,454)	(235,847)	(332,839)	(87,108)
Finance expenses, net		112,674	149,995	176,002	46,062
Share of profit (losses) of associates		(37)	(518)	5,746	1,504
Income before taxes on income		120,925	98,896	130,301	34,101
Taxes on income	30	23,124	36,287	46,588	12,192

Net income for the year		97,801	62,609	83,713	21,909

Attributable to:
Equity holders of the Company		77,163	47,839	59,513	15,576
Non-controlling interests		20,638	14,770	24,200	6,333
		97,801	62,609	83,713	21,909
Earnings per ordinary share or ADS attributable to equity holders of the Company	31

Basic		1.77	0.96	0.90	0.24
Fully diluted		1.77	0.96	0.79	0.21

The accompanying notes are an integral part of the consolidated financial statements.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Year ended December 31			Convenience translation (note 1b) Year ended December 31
		2009	2010	2011	2011
	Note	NIS			U.S. dollars
		In thousands
Net income for the year		97,801	62,609	83,713	21,909

Other comprehensive income (losses) items, net of tax:
Available-for-sale financial assets:	12
Revaluation		11,485	1,821	53	14
Gain from sales transferred to income statement		(3,983)	(9,925)	(639)	(167)
Actuarial gain (loss) from post employment benefit obligations	24	1,016	(277)	(7,692)	(2,013)
Currency translation differences		-	(6,406)	6,238	1,630
Total – other comprehensive income (losses)		8,518	(14,787)	(2,040)	(536)
Total comprehensive income for the year		106,319	47,822	81,673	21,373

Attributable to:
Equity holders of the Company		83,958	36,800	56,996	14,915
Non-controlling interests		22,361	11,022	24,677	6,458
		106,319	47,822	81,673	21,373

The accompanying notes are an integral part of the consolidated financial statements.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Ordinary shares	Additional paid-in capital	Other reserves	Accumulated deficit	Total	Non- controlling interests	Total equity
	NIS in thousands

BALANCE AT JANUARY 1, 2009	57,094	1,018,405	(261)	(150,804)	924,434	176,462	1,100,896
CHANGES DURING 2009:
Comprehensive income for the year	-	-	5,937	78,021	83,958	22,361	106,319
Employee share-based payment	-	-	-	11,734	11,734	432	12,166
Transaction with non-controlling interests	-	-	-	-	-	7,283	7,283
Issuance of shares upon conversion of convertible debentures	344	11,854	-	-	12,198	-	12,198
Dividend to non-controlling interests of subsidiaries	-	-	-	-	-	(12,138)	(12,138)
BALANCE AT DECEMBER 31, 2009	57,438	1,030,259	5,676	(61,049)	1,032,324	194,400	1,226,724
CHANGES DURING 2010:
Comprehensive income for the year	-	-	(11,272)	48,072	36,800	11,022	47,822
Employee share-based payment	-	-	-	6,512	6,512	322	6,834
Movement in equity as result of business combination	20,328	945,442	-	-	965,770	170,054	1,135,824
Transactions with non-controlling interests	-	-	(6,943)	-	(6,943)	24,138	17,195
Exercise of options	759	-	-	-	759	-	759
Issuance of shares upon conversion of convertible debentures	1,187	42,708	-	-	43,895	-	43,895
Acquisition of treasury shares	-	-	-	(4,295)	(4,295)	-	(4,295)
Dividend	-	(800,000)	-	(75,000)	(875,000)	-	(875,000)
Dividend to non-controlling interests of subsidiaries	-	-	-	-	-	(17,619)	(17,619)
BALANCE AT DECEMBER 31, 2010	79,712	1,218,409	(12,539)	(85,760)	1,199,822	382,317	1,582,139

CHANGES DURING 2011:
Comprehensive income for the year	-	-	4,187	52,809	56,996	24,677	81,673
Employee share-based payment	-	-	-	3,185	3,185	85	3,270
Transactions with non-controlling interests	-	-	(1,320)	-	(1,320)	(13,897)	(15,217)
Exercise of options	143	-	-	-	143	-	143
Issuance of shares upon conversion of convertible debentures	26	870	-	-	896	-	896
Acquisition of treasury shares	-	-	-	(4,035)	(4,035)	-	(4,035)
Dividends paid	-	-	-	(75,000)	(75,000)	-	(75,000)
Dividend to non-controlling interests of subsidiaries	-	-	-	-	-	(30,669)	(30,669)
BALANCE AT DECEMBER 31, 2011	79,881	1,219,279	(9,672)	(108,801)	1,180,687	362,513	1,543,200
	Convenience translation into U.S. dollars in thousands (note 1b)
BALANCE AT JANUARY 1, 2011	20,862	318,872	(3,282)	(22,444)	314,008	100,057	414,065
CHANGES DURING 2011:
Comprehensive income for the year	-	-	1,096	13,819	14,915	6,458	21,373
Employee share-based payment	-	-	-	834	834	22	856
Transaction with non-controlling interest	-	-	(345)	-	(345)	(3,637)	(3,982)
Exercise of options	37	-	-	-	37	-	37
Issuance of shares upon conversion of convertible debentures	7	228	-	-	235	-	235
Acquisition of treasury shares	-	-	-	(1,056)	(1,056)	-	(1,056)
Dividends paid	-	-	-	(19,628)	(19,628)	-	(19,628)
Dividend to non-controlling interest of subsidiaries	-	-	-	-	-	(8,026)	(8,026)
BALANCE AT DECEMBER 31, 2011	20,906	319,100	(2,531)	(28,475)	309,000	94,874	403,874

The accompanying notes are an integral part of the consolidated financial statements.

				Convenience
				translation
				(note 1b)
				Year ended
	Year ended December 31			December 31
	2009	2010	2011	2011
	NIS			U.S dollars
	In thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Income before taxes on income	120,925	98,896	130,301	34,101
Income tax (paid) received, net	(38,101)	5,741	(79,368)	(20,772)
Adjustments to net cash provided by operating activities (a)	177,520	101,192	576,664	150,919
Net cash provided by operating activities	260,344	205,829	627,597	164,248

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(203,889)	(193,474)	(261,101)	(68,333)
Purchase of investment property	(9,435)	(20,720)	(55,524)	(14,531)
Purchase of intangible assets	(20,738)	(34,133)	(30,717)	(8,039)
Investment in restricted deposit	(470,000)	-	(102,603)	(26,853)
Proceeds from collection of restricted deposit	470,000	-	-	-
Proceeds (investments) from collection of short-term deposits and other receivable, net	139	12,401	(5,858)	(1,533)
Proceeds from sale of property and equipment	2,581	1,306	12,864	3,367
Proceeds from sale of investment property	5,700	-	50,600	13,243
Proceeds from sale of marketable securities	101,867	373,040	118,957	31,132
Investment in marketable securities	(113,966)	(365,091)	(122,646)	(32,099)
Acquisition of subsidiaries (note 6)	(4,789)	87,219	-	-
Acquisition of an associated company (note 10)	-	-	(36,415)	(9,530)
Grant of loans to jointly controlled companies	-	(31,442)	(200)	(52)
Short term loans granted to controlling shareholder	-	-	(144,962)	(37,938)
Payments on account of real estate	-	(76,884)	(9,187)	(2,404)
Collection of long-term loans receivable	-	1,565	22,885	5,989
Interest received	11,948	18,331	16,552	4,332
Net cash used in investing activities	(230,582)	(227,882)	(547,355)	(143,249)

The accompanying notes are an integral part of the consolidated financial statements.

				Convenience
				translation
				(note 1b)
				for the year
				Ended
	Year ended December 31,			December 31,
	2009	2010	2011	2011
	NIS			U.S dollars
	In thousands
CASH FLOWS FROM FINANCING ACTIVITIES:
Purchase of treasury shares	-	(4,295)	(4,035)	(1,056)
Dividend paid to Company shareholders	-	(875,000)	(75,000)	(19,628)
Dividend paid to non-controlling interests	(16,491)	(17,619)	(30,669)	(8,026)
Repayment of debentures	(13,297)	(2,155)	(174,955)	(45,788)
Acquisition of non-controlling interests in subsidiary	(8,020)	-	-	-
Transactions with non-controlling interests	10,912	(7,362)	(15,217)	(3,982)
Issuance of debentures	294,280	205,035	-	-
Receipt of long-term loans	387,700	470,600	213,648	55,914
Repayment of long-term loans	(139,060)	(165,014)	(382,557)	(100,120)
Repayment of long term credit from payables	(1,740)	(1,740)	(1,750)	(458)
Short-term credit from banks and others, net	76,144	(52,404)	582,503	152,448
Receipt of loans from controlling shareholders	-	90,000	-	-
Proceeds from exercise of options in the Company and a subsidiary	2,306	759	143	37
Settlement of forward contracts	-	21,248	-	-
Interest paid	(93,900)	(147,532)	(222,771)	(58,302)
Net cash provided by (used in) financing activities	498,834	(485,479)	(110,660)	(28,961)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS	528,596	(507,532)	(30,418)	(7,961)
Translation differences on cash and cash equivalents	-	(71)	37	10
BALANCE OF CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS AT BEGINNING OF YEAR	83,138	611,734	104,131	27,252
BALANCE OF CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS AT END OF YEAR	611,734	104,131	73,750	19,301

The accompanying notes are an integral part of the consolidated financial statements.

					Convenience translation (note 1b) for the year ended
		Year ended December 31			December 31,
		2009	2010	2011	2011
		NIS			U.S dollars
		In thousands
(a)	Adjustments to net cash provided by operating activities:
	Adjustments for:
	Depreciation and amortization	165,248	206,945	273,746	71,643
	Increase in fair value of investment property, net	(20,775)	(32,917)	(41,913)	(10,969)
	Share in losses (profit) of associates, net of dividend	37	518	(5,309)	(1,389)
	Share based payment	12,166	6,834	3,270	856
	Loss from sale and disposal of property and equipment, net	3,299	5,962	2,448	641
	Provision for impairment of property and equipment, net	19,981	946	7,815	2,045
	Changes in fair value of derivative financial instruments, net	(21,250)	(8,029)	(107,553)	(28,148)
	Linkage differences on monetary assets, debentures, loans and other long term liabilities	52,347	57,626	71,465	18,703
	Capital (gain) loss from changes in holdings in subsidiaries	911	-	-	-
	Employee benefit liability, net	144	2,371	177	46
	Decrease (increase) in value of investment in securities, deposits and long-term receivables, net	(4,468)	(15,013)	1,190	311
	Interest paid, net	81,952	118,311	184,963	48,407
	Changes in operating assets and liabilities:
	Decrease (increase) in trade receivables and other accounts receivable	(65,468)	(53,264)	104,743	27,412
	Increase (decrease) in trade payables and other accounts payable	(29,380)	19,468	(10,198)	(2,669)
	Changes in advance deposits from customers	-	-	102,603	26,852
	Decrease (increase) in inventories	(17,224)	(49,910)	3,706	970
	Investment in real estate inventories	-	(87,092)	(5,637)	(1,475)
	Payments on account of real estate inventories	-	(71,564)	(8,852)	(2,317)
	Total	177,520	101,192	576,664	150,919

(b)	Supplementary information on investing and financing activities not involving cash flows:
	Issuance of shares upon conversion of convertible debentures of the Company	12,198	43,895	896	234
	Conversion of convertible debentures of subsidiary	6,655	-	-	-
	Purchase of property and equipment and investment properties on credit	174	37,084	10,769	2,818
	Advances from customers deposited in restricted use deposit	-	22,428	-	-
	Issue of shares against acquisition of share in subsidiary	-	965,770	-	-
	Exercise of options to purchase shares in equity accounted investee (see note 10b)	-	-	154,433	40,417

NOTE 1 - GENERAL:

a. Information on the activities of Alon Holdings Blue Square - Israel Ltd and its subsidiaries

Alon Holdings Blue Square-Israel Ltd. (formerly Blue Square – Israel Ltd.) ("Blue Square") is an Israeli corporation, which, directly and through its subsidiaries (together - the Company) mainly operates in Israel. All references to the Company include, unless the context otherwise indicates, Blue-Square and its subsidiaries. Upon completion of the acquisition of Dor Alon in 2010, see note 6, the Company operates in four reportable segments: (1) Supermarkets, (2) Non-food Retail and Wholesale (3) Real Estate and (4) Commercial and fueling sites (see note 5).

Alon Holdings Blue Square – Israel Ltd. is a limited public company incorporated and domiciled in Israel, whose ADSs and shares are listed for trading on the New-York Stock Exchange (the "NYSE") and on the Tel-Aviv Stock Exchange (the "TASE").

The Company is controlled by Alon Israel Oil Company Ltd ("Alon"). The address of its registered office is 2 Amal St., Afek Industrial Zone, Rosh Ha’ayin, Israel. The consolidated financial statements of the Company for the year ended December 31, 2011 were authorized for issue in accordance with a resolution of the directors on April 30, 2012.

The consolidated results for the year 2010 include the results of the subsidiary Dor Alon, acquired in 2010, from October 3, 2010 to December 31, 2010. Dor Alon's shares are listed on the Tel Aviv stock exchange. See also note 6.

b. Convenience translation into U.S dollars (hereinafter-"dollars" or "$")

For the convenience of the reader, the reported New Israeli Shekel (NIS) amounts as of December 31, 2011 have been translated into dollars, at the representative rate of exchange on December 31, 2011 (U.S. $1 = NIS 3.821). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

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

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

The accounting policies adopted by the Company are consistent with those of the previous financial year.

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

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

If the business combination is achieved in stages, the acquisition fair value of the acquirer's previously held interest in the acquiree is remeasured to fair value as at the acquisition date through profit and loss.

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

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Upon a decrease in ownership rate without loss of control the Company reallocates a portion of the goodwill arising to the controlling interests to the non-controlling interests.

Call option that is fixed in terms, provided with respect to the sale of non-controlling interests in a subsidiary (transaction subsequent to January 1, 2010), is accounted for as an equity component of NCI, with any differences recorded in equity; Call option granted to the Company for interests sold to NCI of the subsidiary, that has no attached performance conditions, is accounted for as a derivative instrument and its fair value adjustments are carried to financial income or expense, as appropriate.

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

Associates are companies in which the Company has significant influence over the financial and operating policies without having control.

The investment in an associate is accounted for using the equity method. Under the equity method, the investment in the associate is presented in the statement of financial position at cost plus changes in the company's share of net assets including other comprehensive income of the associate. The equity method is applied until the loss of significant influence or classification as an asset held-for-sale.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

The Company's share of post acquisition profit or loss is recognized in the statement of income, as "share in profits (losses) of associates" and its share of post acquisition movements in other comprehensive income is recognized as a separate line item in other comprehensive income with a corresponding adjustment to the carrying amount of the investment. When the Company's share in losses of an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Company does not recognize further losses, unless it has incurred legal or constructive obligation or made payments on behalf of the associate.

Goodwill relating to the acquisition of an associate is initially measured as the difference between the acquisition cost and the company's share in the fair value of the associate's net identifiable assets, liabilities and contingent liabilities. After initial recognition, goodwill is measured at cost and is not systematically amortized.

After application of the equity method, the Company determines whether it is necessary to recognize any additional impairment loss with respect to the investment in associates. The Company determines at the end of each reporting period whether there is objective evidence that the carrying amount of the investment in the associate is impaired. The test of impairment is carried out with reference to the entire investment, including the goodwill attributed to the associate. If there is objective evidence, as above, the amount of the loss is calculated as the difference between the recoverable amount of the investment in the associate and its carrying amount. The recoverable amount is the higher of value in use and fair value less costs to sell based on the estimated net cash flows to be generated by the associate. Impairment loss, as above, is not allocated specifically to goodwill that forms part of the investment and, accordingly, any reversal of that impairment loss is recognized to the extent that the recoverable amount of the investment subsequently increases. The loss, or its reversal, is recognized in profit or loss in the line item, "share of profits (losses) of associates".

Profits and losses resulting from transactions between the Company and the associate are eliminated to the extent of the interest in the associate.

The financial statements of the Company and of associates are prepared as of the same dates and periods. The accounting policies applied in the preparation of the financial statements of associates conform with the policies applied in the preparation of the financial statements of the company (see also note 10b.).

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

Translation differences on non-monetary financial assets, such as securities classified as available for sale, are included in other comprehensive income.

3)	Group companies

The results and financial position of all the group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

a.	Assets and liabilities for each statement of financial position presented are translated at the closing rate of that statement. However, where the exchange difference arises on an intragroup balance that, in substance, forms part of an entity's net investment in a foreign operation then the exchange difference is not recognized in the statement of income but is recognized in other comprehensive income and accumulated in a separate component of equity until the disposal of the foreign operation.

b.	Income and expenses for each statement of income are translated at average exchange rates; (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions).

c.	All resulting exchange differences are recognized in other comprehensive income.

e.	Property and equipment

Property and equipment are initially recognized at acquisition or construction cost. Cost includes expenditure that is directly attributable to the acquisition, construction or installation of the items, capitalization of borrowing costs during the construction period of qualified assets and expected costs for dismantling and restoring the site on which it is located. Property and equipment included as part of the acquisition of a subsidiary is included at the fair value as at the date of acquisition. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. When part of an asset is replaced, its carrying amount is derecognized. All other repairs and maintenance are charged to the statement of income during the financial period in which they are incurred.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

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

Land that is held under an operating lease with The Israeli Lands Administration or local authorities, is classified and accounted for as an investment property, provided that the conditions for such classification are met. In such cases, the lease rights are initially recognized as an asset and the lease obligation as a liability, in a manner similar to a finance lease.

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

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

g.	Intangible assets:

1)	Goodwill

Goodwill arises on the acquisition of subsidiaries, associates and joint ventures and represents the excess of the consideration transferred over the interest in net fair value of the net identifiable assets, liabilities and contingent liabilities of the acquiree. Also, commencing January 1, 2010, when the fair value option is used to recognize the non-controlling interest ("NCI") in subsidiaries – goodwill will also include any such excess relating to the respective NCI.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the CGUs, or group of CGUs, that is expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes. Goodwill is monitored at the operating segment level.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment is recognized immediately as an expense and is not subsequently reversed.

2)	Brand names, trademarks and customer relationships

The cost of brand names, trademarks and customer relationships acquired in a business combination is their fair value at the date of acquisition. Trade marks that have indefinite lives are not amortized, but are reviewed for impairment on an annual basis, or more frequently, if events or changes in circumstances indicate potential impairment. After initial recognition, those intangible assets, that have finite useful lives, are carried at cost less accumulated amortization and any accumulated impairment losses. Amortization is calculated using the straight-line method to allocate the cost over their estimated useful lives (brand names and trademarks -eight to fifteen years and customer relationships – seven to fifteen years).

3)	Computer software

The costs of separately acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over their estimated useful lives (mainly four years).

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

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

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

h.	Impairment of non-financial assets

Assets that have indefinite useful life, including goodwill and brands, are not subject to amortization and are tested annually for impairment (see also g. above). Assets that are subject to depreciation and amortization are reviewed for impairment at each statement of financial position date whenever any events have occurred or changes in circumstances have taken place, which might indicate that there has been impairment of the non-financial assets. When such indicators of impairment are present, the Company evaluates whether the carrying value of the asset can be recovered, and if necessary, records an impairment provision for the amount needed to write down the carrying amount to the recoverable amount.

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

In the Supermarkets segment, a cash generating unit ("CGU") can be a single store or a group of stores where the cash inflows of one CGU are largely interdependent on the cash inflows of another CGU in the same geographic area. The food retail activities are grouped into 73 CGUs.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

In the commercial and fueling sites segment the Company evaluates the fueling stations and the convenience stores on its sites together, on one basis, due to common customer base and business dependence on gas stations revenues.  The convenience stores that are not located in fueling sites are grouped into 14 separate CGUs based on their geographical locations in a manner similar to the food retail activities.

In the Non-Food segment each of the self-operated stores (76) is considered a separate CGU on the basis of their geographical location and customers.

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

i.	Non- current assets held for sale

Non- current assets (or disposal groups) are classified as assets held for sale when their carrying amount is to be recovered principally through a sale transaction and a sale is considered highly probable. They are stated at the lower of carrying amount and fair value less costs to sell.

j.	Borrowing costs

General and specific borrowing costs directly attributable to the acquisition or construction of any qualifying asset (including investment property and real estate inventories) are capitalized during the period of time that is required to complete and prepare the asset for its intended use. Other borrowing costs are expensed in the period they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

k.	Financial assets

1)	Classification

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

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

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

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Financial assets and liabilities are offset and the net amount reported in the statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

(a)	Assets carried at amortized cost

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is an objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization, and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as change in arrears or economic conditions that correlate with defaults.

For loans and receivables category, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognized in the consolidated income statement. If a loan or a receivable has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract, as a practical expedient the company may measure impairment on the basis of an instrument's fair value using an observable market price.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor's credit rating) the reversal of the previously recognized impairments loss is recognized in the consolidated income statement.

Impairment	testing of trade receivables is described in note o below.

(b)	Assets classified as available for sale

The company assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired. For debt securities, the company uses the criteria referred to in (a) above. In the case of equity investments classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is also evidence that the assets are impaired. If any such evidence exists for available for sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss – is removed from equity and recognized in profit or loss. Impairment losses recognized in the consolidated income statement on equity instrument are not reversed through the consolidated income statement. If, in a subsequent period, the fair value of a debt instrument classified as available for sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed through the consolidated income statement.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

l. Deposits received from customers

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

m.	Derivative financial instruments

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

Changes in fair value of separable embedded derivatives are recognized in the statement of income as part of finance income or expenses.

See note s. below for the conversion component of the convertible debentures.

n.	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost, except for real estate inventories, is determined mainly by the “first-in, first-out” (FIFO) method. Net realizable value is the estimated selling price in the ordinary course of business, less applicable selling expenses.

Cost of real estate inventories is specific and includes capitalization of borrowing costs for long term projects.

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

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Real estate inventories are stated at the lower of cost and net realizable value. Cost includes the directly identifiable expenses of the acquisition of the inventories and capitalized borrowing costs. Net realizable value is the estimated selling price in the ordinary course of business, less an estimated cost to complete and applicable selling expenses.

o.	Trade receivables

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

p.	Cash and cash equivalents

Cash and cash equivalents include cash in hand, short-term bank deposits and other short-term highly liquid investments with original maturities of three months or less.

Bank overdrafts are presented-within "credit and loans from banks and others" in current liabilities in the statement of financial position. For the purposes of the consolidated statement of cash flows, cash and cash equivalents are presented net of bank overdrafts.

q. Share capital

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

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

r.	Trade payables and rebates

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

Rebates from suppliers are presented as a reduction of inventories and cost of sales, as applicable.

s.	Borrowings

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

t.	Current and deferred income taxes

The tax expense for the period comprises current and deferred tax. Tax is recognized in the statement of income, except to the extent that it relates to items recognized in OCI or directly in equity. In this case the tax is also recognized in OCI or directly in equity, respectively.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

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

u.	Employee benefits

1)	Retirement benefit obligations

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

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

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

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

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

The consideration received upon exercise of share options, net of any directly attributable transaction costs are credited to share capital (nominal value) and additional paid in capital.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

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

Benefits falling due more than 12 months after the statement of financial position date are discounted to their present value.

v.	Provisions

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

w.	Other comprehensive income

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

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

x.	Revenue recognition

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

Revenue from the provision of the sale of goods on the internet is recognized at the point that the risks and rewards of the inventory have passed to the customer, which is the point of dispatch. Transactions are settled by credit card.

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

Sales of oil products, lubricants and gas are recognized at the date of supply to the customer.

3)	Club member awards and loyalty programs

Club members participating in the Company's programs are entitled to earn benefits upon purchasing goods, which can be utilized over a specific term to receive certain free gifts or discounts on products or receive certain products sold by the Company free of charge.

The Company applies IFRIC 13: "Customer Loyalty Programs" and accordingly defers revenue from such sales representing the fair value of such benefits. The attributed fair value takes into account management estimates of awards that will expire unexercised. The deferred revenue is recognized in income (carried to sales) when the award is exercised by the customer.

4)	Rental revenue

The Company’s lease agreements are “net” lease agreements, which require the tenants to pay all property related expenses. The rental revenue is recognized on a straight-line basis over the rent period.

5)	Revenue from sales of residential apartments and real estate inventories

Revenue from the sale of residential apartment units and real estate inventories is measured at the fair value of the consideration received or receivable. The Company recognizes the revenue when the significant risks and rewards of ownership have passed to the buyer the receipt of the consideration is expected and can be reliably measured. Revenue from the sale of apartments is generally recognized when the apartments have been substantially constructed, accepted by the customer and the full amount resulting from the sale agreement was paid by the buyer.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

6)	Revenue from sales of real estate assets

Revenue from the sale of real estate assets are recognized when the significant risks and rewards of ownership have passed to the buyer. Revenue is not recognized if there are significant uncertainties with respect to the collection of the consideration from the transaction, or the costs associated with it, or if there is an on-going management involvement of the Company with respect to the sold land.

y.	Finance income and expenses

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

z.	Advertising costs

Advertising costs are expensed as incurred. Reimbursements from suppliers in respect of specific joint advertising campaigns are recognized as a reduction of these costs, in accordance with the terms of specific agreement.

aa.	Leases

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

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

ab.	Dividend distribution

A dividend distribution to the Company's shareholders is recognized as a liability in the Company’s financial statements in the period in which the dividends are approved by the Company’s Board of Directors.

ac.	Earnings per share

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

ad.	New and Amended IFRS and Interpretations

New International Financial Reporting Standards, Amendments to Standards and New interpretations

.	The following new standard and amendments to standards have been issued, but are not effective for the financial year beginning January 1, 2011 and have not been early adopted:

a)	IFRS 9, "Financial Instruments". On October 28, 2010, the IASB reissued IFRS 9 as part of its project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 introduces new requirements for classifying and measuring financial assets and financial liabilities that must be applied starting January 1, 2015, with early adoption permitted. The IASB intends to expand IFRS 9 to add new requirements for impairment and hedge accounting. IFRS 9 divides all financial assets that are currently in the scope of IAS 39 into two classifications – those measured at amortised cost and those measured at fair value. Classification is made at the time the financial asset is initially recognised, namely when the entity becomes a party to the contractual provisions of the instrument. A debt instrument that meets the following two conditions can be measured at amortised cost (net of any write down for impairment): the objective of the entity's business model is to hold the financial asset to collect the contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding. All other debt instruments must be measured at fair value through profit or loss.

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

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

The Company is currently assessing the potential effects of application of IFRS 9 on its financial statements.

b)	Amendment to IAS 12 – Income taxes

IAS 12 requires an entity to measure deferred tax relating to an asset depending on whether the entity expects to recover the carrying amount of the asset through use or sale. The amendment introduces the presumption, which can be broken, that recovery of the carrying amount of an investment property, whether acquired outright or in the framework of a business combination, will be through sale rather than through use. The amendment to IAS 12 will be applicable to annual periods starting on or after January 1, 2012. Early adoption is allowed. The Company intends to adopt the amendment starting January 1, 2012. The Company is currently assessing the potential effects of application of IAS 12 on its financial statements.

c)	The following new standards and amendments to standards have been issued during 2011, and were not early adopted by the Company, are effective for annual periods beginning on or after January 1, 2013:

1.	IFRS 10 – Consolidated financial statements

This standard builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements. The standard provides additional guidance to assist in determining control where this is difficult to assess. This standard applies retrospectively, and will require reassessment of control mainly in areas where rights, other than voting rights, are substantive, or where potential voting rights were taken into account in assessing control. No review and reassessment of the Company's holdings interest in entities has been done to date, however management is of the opinion that no significant investee will be retrospectively consolidated, or deconsolidated for this matter.

2.	IFRS 11 – Joint arrangements

This standard provides for a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form. There are two types of joint arrangements: joint operations and joint ventures. Joint operations arise where a joint operator has rights to the assets and obligations relating to the arrangement and hence accounts for its interest in assets, liabilities, revenue and expenses. Joint ventures arise where the joint operator has rights to the net assets of the arrangement and hence applies the equity accounting method for its interest. Following the adoption of the new standard, proportional consolidation of joint ventures will no longer be allowed. This standard will be applied retrospectively, as from the beginning of the earliest year included in the comparative figures. This will require that the company deconsolidate all proportionately consolidated joint venture arrangements and present them as a one line item under the equity method in the statements of position, the statements of profit or loss and cash flows. No review has been done to date with regards to the Company's joint arrangements and their classification according to the new standard; however, management assumes that most of its jointly controlled entities that are proportionately consolidated will have to be deconsolidated and presented under the equity method of accounting. As to condensed information of amounts included in the statements of position and the statements of comprehensive income relating to proportionately consolidated entities – see note 10.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

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

This standard aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs. This standard will be applied prospectively.

7.	IAS 19 – Employee benefits

The IASB has issued an amendment to IAS 19 – Employee Benefits – which makes changes to the recognition and measurement of defined benefit pension expense and termination benefits and to disclosures for all employee benefits.

8.	Amendment to IAS 1 – Presentation of Financial Statements

This amendment makes a distinction between two categories of other comprehensive income (OCI) items, and requires to present them separately in the statement of comprehensive income: OCI items that will be recycled to the statement of income or loss, and OCI items that do not recycle. The amendment will become effective for the Company, as from January 1, 2013, on a retrospective basis.

The Company is currently assessing the potential effects of application of these new standards and the amendments to existing standards on its financial statements. If the standards / amendments to standards in items 1 to 5 (inclusive) are early adopted, they have to be adopted together, except for the disclosure requirements under IFRS 12, that can be early adopted separately.

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

	Year ended December 31
	2009	2010	2011	2009	2010	2011
	NIS in millions
	Impact on			Impact on
	post-tax profit			Comprehensive income
Government bonds	-	-	0.6	4.1	3.3	5.4
Corporate bonds	0.2	3.5	1.9	2.9	7.2	4.7
Equity securities	1.0	1.0	2.5	1.0	2.1	2.7
	1.2	4.5	5.0	8.0	12.6	12.8

NOTE 3 – FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued):

Post-tax profit for the year would increase/decrease as a result of gains/losses on debt or equity securities classified as at fair value through profit or loss. Comprehensive income would increase/decrease as a result of gains/losses on debt or equity securities classified as available for sale and securities classified as fair value through profit and loss (except that other than temporary decline in fair value will be recognized directly in income or loss).

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

If the NIS had strengthened / weakened by 5% against the U.S. dollar with all the other variables held constant, the post-tax profit would have been NIS 5.4 million higher / lower. As at December 31, 2011 Dor Alon had forward contracts for a notional amount of U.S. $102 million in order to partially hedge the foreign currency risk.

In 2009 and in the period from January 1, 2010 to October 3, 2010 the Company did not have any substantial financial instrument balances in foreign currencies and, therefore, the Company’s net exposure to foreign exchange risk was immaterial.

One of the Company's subsidiaries signed a rent agreement which is fixed in Swiss Franc (CHF). This agreement includes an embedded foreign currency derivative which is measured at each reporting date at fair value.

At December 31, 2011 if the currency had weakened/strengthened by 5% against the CHF with all other variables held constant, post-tax profit for the year would have been NIS 1.1 million higher / lower (2010: NIS 1.3 million, 2009: NIS 1.3 million).

(c)	CPI risk

As at December 31, 2011, the net excess of financial liabilities over financial assets linked to the CPI was NIS 2,796 million (2010: NIS 3,112 million). As at December 31, 2011 the Company had forward contracts for a notional amount of NIS 502 million in order to partially hedge the CPI risk. These forward contracts are not accounted for using hedge accounting.

At December 31, 2011 if the CPI had increased/decreased by 2% with all other variables held constant, post-tax profit for the year would have decreased/increased by NIS 42.5 million (2010: NIS 48.7 million, 2009: NIS 20.2 million).

In addition, BSRE has several commitments that are index linked: most of its rental agreements are linked to the Israeli CPI, and, following the engagement to acquire the Wholesale Market in Tel Aviv, see note 11, BSRE is committed to a future payment of NIS 345.5 million that is linked to the CPI (relating to the BSRE's share of 50%). As of December 31, 2011, the index adjusted principal amount is NIS 362 million. BSRE has also commitments that are linked to the Israeli Building Index, resulting from engagements with building contractors. Changes in the Building Index affect the costs of construction of investment properties and residential apartment units for sale; as of December 31, 2011, BSRE has NIS 46 million under construction agreements, that are linked to the Building Index. The Company mitigates its exposure to this risk, by linking the apartment purchasing agreements to the Building Index.

NOTE 3 – FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued):

As to BSRE's commitments for future minimum payments under non-cancelable operating leases for the years subsequent to the statement of position dates, see note 33a.

(d)	Cash flow and fair value interest rate risk

Borrowings issued at variable rates expose the Company to cash flow interest rate risk. Borrowings issued at fixed rates expose the Company to fair value interest rate risk. At December 31, 2011 if interest rates on borrowings had been 2% (200 basis points) higher/lower with all other variables held constant, post-tax profit for the year would have been NIS 36.1 million (2010: NIS 24.1 million, 2009: NIS 0.1 million) lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings.

Most of the fixed interest assets and liabilities of the Company (such as deposits, loans and issued debentures) are not measured at fair value through profit or loss. Therefore, any change in the interest rate as at the reported date would not have a material effect on the statement of income.

The Company’s investments in debt securities earning fixed rates of interest and short-term deposits expose the Company to fair value interest rate risk. At December 31, 2011 if interest rates had been 5% higher/lower with all the other variables held constant other components of equity would have been NIS 7.4 million (2010: NIS 7.0 million, 2009: NIS 6.8 million) lower/higher mainly as result of the decrease/increase in the fair value of these debt securities classified as available for sale.

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

NOTE 3 – FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued):

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

In the commercial and fueling segment there is a large customer that made up 3.5% and 7% of total sales of Dor Alon during the years 2011 and 2010. Dor Alon assesses the debts of its main customers according to its history with those customers.

BSRE receives current collaterals for third party lease agreements of investment property, .

As for the apartment buildings project – the consideration for the sale of apartments is collected during the construction period, commencing with the signing of the purchase greement and up to the delivery of the apartment to the buyer. In any case, title is not transferred before the apartment is fully paid for.

Balances owned to BSRE by the residence company and the mall company (see note 11) amount to NIS 31,994 thousand and NIS 30,660 thousand, as of December 31 2011 and 2010, respectively; BSRE expects that profits from the wholesale market project will serve to repay this debt. In addition, the other 50% shareholders of these joint venture companies guarantee these loans, and therefore the credit risk of these loans is considered by BSRE as low.

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

The table does not include the liabilities for operating leases, and the related embedded derivatives, contractual cash flows for operating leases are presented in note 33a. Cash flows relating to the conversion component of convertible debentures are included in the maturities of the debentures above.

The liability in respect of customers' deposits is presented in current liabilities at their full value. According to Company management, the repayment of these liabilities is not expected within the next five years. Balances of the above liabilities amount to NIS 27,733 thousand and NIS 30,405 thousand as of December 31 2011 and 2010, respectively.

Dor Alon signed an agreement with the controlling shareholder of Blue Square under which it can deposit / borrow monies on on-call terms of up to NIS 50 million at any one time on a basis linked to the Israeli CPI at interest rates of prime less 1.25%. The agreement is unlimited in duration and each party can cancel it by giving three months notice.

On January 6, 2011 the parties signed a new agreement for a period of five years for amounts of up to NIS 150 million with similar terms.

	December 31, 2011
	Less than 1 Year	Between 1 and 2 Years	Between 2 and 5 Years	Over 5 Years	Total
	NIS in thousands
Credit and loans from banks and others	1,044,611	-	-	-	1,044,611
Trade payables	1,243,914	-	-	-	1,243,914
Other payables	546,510	-	-	-	546,510
Bank loans and other	399,104	362,276	525,364	561,508	1,848,252
Debentures and convertible debentures	321,044	599,308	1,424,224	464,599	2,809,175
Other long-term payables	-	7,626	-	27,733	35,359

Total	3,555,183	969,210	1,949,588	1,053,840	7,527,821

NOTE 3 – FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued):

	December 31, 2010
	Less than 1 Year	Between 1 and 2 Years	Between 2 and 5 Years	Over 5 Years	Total
	NIS in thousands
Credit and loans from banks and others	475,596	-	-	-	475,596
Trade payables	1,342,763	-	-	-	1,342,763
Other payables	526,822	-	-	-	526,822
Bank and other loans	371,959	445,323	522,342	662,812	2,002,436
Debentures and convertible debentures	302,068	301,724	1,610,700	834,688	3,049,180
Other long-term payables	4,207	-	-	30,405	34,612
Total	3,023,415	747,047	2,133,042	1,527,905	7,431,409

     Market risks that result from the changes in oil products prices

Dor Alon holds oil product inventories with selling prices that change in accordance with the changes of oil prices in the Mediterranean Sea area. Dor Alon has no influence on these prices or their fluctuations. Dor Alon management considers from time to time whether to enter into hedge transactions, in order to cover its possible exposure to any decline in oil prices, taking into account the inventory volumes that will be held during the next month, the trend of prices and the costs of such hedge transactions.

During the reporting period Dor Alon did not enter into any hedge transactions with respect to its oil products inventories. Increase/decrease in the oil products prices will increase/decrease the Company's gross profit in the following period.

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

NOTE 3 – FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued):

The dividend in 2010 was declared after the Board of Directors decided on January 14, 2010, in view of the changes and development of the Company since 2003 that the ratio of net financial obligations to EBITDA is to be calculated by deducting from the net financial obligations the Company's debt which is related by the Company to real estate that is not in use by the Company. The Board of Directors further resolved that the net debt to EBITDA ratio for dividend distribution will not exceed 4.5. Following the changes in the Company's activities and the growing needs for financing deriving from the acquisition of Dor Alon and its operations, the new projects in the real estate industry and entering the cellular (MVNO) market, the board of directors reconsidered on January 2, 2012 its former resolution and decided to update the above ratio so that it will not exceed 6. The Board of directors will continue to monitor this ratio and update it, if required, to suit the changes in the Company activities and its working capital requirements.

The debentures of Blue Square are rated A2 by Midroog, see note 21.

c.           Fair value estimation

The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

▪	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).
▪	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).
▪	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

NOTE 3 – FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued):

The following tables present the Company’s assets and liabilities that are measured at fair value at December 31, 2011 and 2010:

	Level 1	Level 2	Level 3	Total balance
December 31, 2011	NIS in thousands
Assets:
Financial assets at fair value through profit or loss:
Government Bonds	16,902	-	-	16,902
Corporate bonds	49,684	-	-	49,684
Investment in equity securities	2,172	-	-	2,172
Forwards contracts over Israeli CPI	-	2,543	-	2,543
Embedded derivatives in rent agreements	-	896	-	896
Investment in equity securities – property company	-	-	30,600	30,600
Available-for-sale financial assets:	-	-	-
Government Bonds	135,324	-	-	135,324
Corporate bonds	59,947	-	-	59,947
Equity securities	5,423	-	-	5,423
Equity securities – gas exploration companies	4,990	28,169	-	33,159
Total assets	274,442	31,608	30,600	336,650
Liabilities:
Embedded derivatives:
Conversion component embedded in convertible debentures	-	169	-	169
Forwards contracts over Israeli CPI	-	10,440	-	10,440
Rent agreements	-	9,075	-	9,075
Total liabilities	-	19,684	-	19,684

	Level 1	Level 2	Level 3	Total balance
December 31, 2010	NIS in thousands
Assets:
Financial assets at fair value through profit or loss:
Corporate bonds	66,919	-	-	66,919
Goverment bonds	27,447	-	-	27,447
Diners option	-	-	53,367	53,367
Investment in equity securities - property company	-	-	29,000	29,000
Embedded derivatives	-	2,711	-	2,711
Available-for-sale financial assets:
Goverment bonds	111,934	-	-	111,934
Corporate bonds	74,937	-	-	74,937
Investment in equity securities - gas exploration companies	4,548	25,779	-	30,327
Total assets	285,785	28,490	82,367	396,642
Liabilities:
Embedded derivative and derivatives	-	9,151	-	9,151
Conversion component embedded in convertible debentures	-	9,011	-	9,011
Forward contracts over exchange rate	-	7,700	-	7,700
Total liabilities	-	25,862	-	25,862

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

If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Specific valuation techniques used to value financial instruments include:

▪	Quoted market prices or dealer quotes for similar instruments.
▪	The fair value of forward contracts over the Israeli CPI are calculated as the present value of the estimated future cash flows based on observable yield curves.
▪	The fair value of forward foreign exchange contracts is determined using forward exchange rates at the statement of financial position date, with the resulting value discounted back to present value.
▪	For the Diners option – the fair value for 2010 was determined based on a binominal valuation model, which takes into account Diners Israel's expected profits, earnings multiples of companies in Israel in this field of operations and costs of recruiting and maintaining credit card users. For 2011, following the amendment to the agreement and through the date of the exercise of the option (See also note 10b.(3)) discounted cash flows approach was used, based on dividends available for distribution and regulatory restrictions that apply to the associated company (as Diners Israel is a financial institution that is subject to regulatory requirements and supervision), with the following assumptions: discount rate of 11% and 3.5% growth, net of adjustments according to the agreement.
▪	For the equity securities which includes an investment in a property company and an investment in gas exploration companies:
a.	The valuation of the property company is based on the following:

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

3. The tax rates applicable to the income generated by the investee; and

4. After deducting the property company's recorded liabilities.

b.	The valuation of the gas exploration companies is partly listed and is partly unlisted. The value of the unlisted shares, which makes up a small minority share in an entity that is involved in the exploration of gas in Israel is based on the share price of the majority holding of the entity that is listed on the Tel Aviv stock exchange.

NOTE 3 – FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued):

The following table presents the changes in level 3 instruments for the years ended December 31, 2011, 2010 and 2009:

	Investment in equity securities	Diners option	Total
Year ended December 31, 2011	NIS in thousands
Opening balance	29,000	53,367	82,367
Gains recognized in profit or loss	1,600	101,031	102,631
Realization of the option and transfer to investment in associate, see note 10b		(154,398)	(154,398)
Closing balance	30,600	-	30,600
Total gains for the year included in the statement of income	1,600	101,031	102,631

	Investment in equity securities	Diners option	Total
Year ended December 31, 2010	NIS in thousands
Opening balance	25,000	12,266	37,266
Acquisition of subsidiary consolidated for the first time	-	6,669	6,669
Gains recognized in the statement of income	4,000	34,432	38,432
Closing balance	29,000	53,367	82,367
Total gains for the year
included in the statement of income	*5,000	34,432	39,432

* Including dividends of NIS 1,000 thousand.

	Investment in	Diners
Year ended December 31, 2009	equity securities	option	Total
	NIS in thousands
Opening balance	15,000	4,700	19,700
Gains and losses recognized in profit or loss	10,000	7,566	17,566
Closing balance	25,000	12,266	37,266
Total gains for the year included in the statement of income	10,000	7,566	17,566

NOTE 3 – FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued):

d. Financial Instruments by category

	December 31, 2011
	Loans and Receivables	Assets at fair value through the profit or loss	Available for sale	Total
	NIS in thousands
Cash and cash equivalents	76,451	-	-	76,451
Short term bank deposits	103,942	-	-	103,942
Investment in securities	-	99,358	200,695	300,053
Trade receivables	1,576,150	-	-	1,576,150
Other receivables excluding prepayments and other	269,538	-	-	269,538
Derivative financial instruments (Forward Contracts)	-	2,543	-	2,543
Loans to associates	2,571	-	-	2,571
Investment in equity securities	-	-	33,159	33,159
Other long-term receivables	301,920	-	-	301,920
Non-current derivative financial instruments	-	896	-	896
Total	2,330,572	102,797	233,854	2,667,223

	December 31, 2011
	Other financial liabilities at amortized cost	Liabilities at fair value through the profit or loss	Total
	NIS in thousands

Credit and loans from banks and others	1,036,928	-	1,036,928
Trade payables	1,243,914	-	1,243,914
Other account payables and accrued expenses	610,447	-	610,447
Bank loans	1,552,129	-	1,552,129
Convertible debentures	118,740	-	118,740
Conversion component embedded in convertible debentures	-	169	169
Debentures	2,246,690	-	2,246,690
Non-current Derivatives financial instruments	-	19,515	19,515
Other liabilities	12,341	-	12,341
Total	6,821,189	19,684	6,840,873

NOTE 3 - FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued):

d. Financial Instruments by category (continued)

	December 31, 2010
	Loans and Receivables	Assets at fair value through profit or loss	Available for sale	Total
	NIS in thousands
Cash and cash equivalents	125,956	-	-	125,956
Short term bank deposits	98,084	-	-	98,084
Investment in securities	-	123,366	186,871	310,237
Trade receivables	1,731,747	-	-	1,731,747
Other receivables excluding prepayments and other	103,443	-	-	103,443
Loans receivable	186,741	-	-	186,741
Investment in equity securities	-	-	30,327	30,327
Other long-term receivables	24,522	-	-	24,522
Non-current derivative financial instruments	-	56,078	-	56,078
Total	2,270,493	179,444	217,198	2,667,135

	December 31, 2010
	Other financial liabilities at amortized cost	Liabilities at fair value through the profit or loss	Total
	NIS in thousands
Credit and loans from banks and others	470,284	-	470,284
Trade payables	1,342,763	-	1,342,763
Other account payables and accrued expenses	551,055	-	551,055
Customer's deposits	30,405	-	30,405
Bank and other loans	1,696,929	-	1,696,929
Convertible debentures	180,764	-	180,764
Conversion component embedded in convertible debentures	-	9,011	9,011
Debentures	2,313,887	-	2,313,887
Derivatives financial instruments	-	16,851	16,851
Other liabilities	8,141	-	8,141
Total	6,594,228	25,862	6,620,090

NOTE 3 - FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued):

e. Credit quality of financial assets

The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to the internal composition based on historical information that has been accumulated in the Company's entities over the years, as follows:

	December 31
	2010	2011
	NIS in thousands
Trade receivables
Credit cards	749,679	529,666
Insured checks receivables*	46,837	38,947
Checks receivables	136,083	151,548
Open accounts	751,266	748,177
	1,683,865	1,468,338

*	The Company is engaged with credit check companies to fully receive payments of checks that have been approved by the credit check company, even if no cover is available at the indicated time of presentation.

Cash and cash equivalents and short term bank deposits

Most of the Company's Cash and cash equivalents and short term deposit at December 31, 2011 were deposited with major Israeli banks.

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

NOTE 3 - FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued):

f. Composition of financial instrument balances:

1.	The currency exposure of the Company's monetary assets and liabilities and equity instruments and their fair values are as follows:

	December 31, 2011
	NIS linked to CPI	NIS unlinked	US Dollar	Other currencies	Other(*)	Total	Fair value
	NIS in thousands
Assets:
Cash and cash equivalents	-	69,838	6,328	285	-	76,451		**
Short term bank deposit	111	36,825	67,006	-	-	103,942		**
Investment in securities	125,018	139,012	-	-	36,023	300,053		**
Trade receivables	-	1,549,644	26,506	-	-	1,576,150		**
Other accounts receivables	1,951	258,030	1,084	-	-	261,065		**
Income taxes receivable	125,789	-	-	-	-	125,789		**
Loans receivable	85,003	53,719	54,976	-	-	193,698	185,531
Derivative financial instruments	-	-	3,439	-	-	3,439		**
Investment in equity securities	-	-	-	-	33,159	33,159		**
Other long-term receivables	-	119,266	-	-	-	119,266		**
Total assets	337,872	2,226,334	159,339	285	69,182	2,793,012

Liabilities:
Credit and loans from banks and others	-	998,718	38,210	-	-	1,036,928		**
Trade payables	-	887,882	356,032	-	-	1,243,914		**
Other accounts payable and accrued expenses	35,343	451,378	11,416	-	-	498,137		**
Customer's deposits	27,733	-	-	-	-	27,733		**
Income tax payables	6,311	-	-	-	-	6,311		**
Provisions	41,765	36,501	-	-	-	78,266		**
Loans	871,142	680,987	-	-	-	1,552,129	1,505,615
Debentures	2,011,357	235,333	-	-	-	2,246,690	2,262,270
Convertible debentures	118,909	-	-	-	-	118,909	122,083
Other long-term liabilities	10,735	1,606	-	-	-	12,341		**
Derivative financial instruments	10,440	-	2,012	7,063	-	19,515		**
Total liabilities	3,133,735	3,292,405	407,670	7,063	-	6,840,873

(*) Financial instrument that are not monetary assets

(**) The fair value of these monetary balances is usually identical or close to their carrying value.

NOTE 3 - FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued):

	December 31, 2010
	NIS linked to CPI	NIS unlinked	US Dollar	Other currencies	Other(*)	Total	Fair value
	NIS in thousands
Assets:
Cash and cash equivalents	-	120,820	4,843	293	-	125,956		**
Short term bank deposit	111	37,093	60,880	-	-	98,084		**
Investment in securities	146,902	132,502	1,780	-	59,380	340,564		**
Trade receivables	-	1,725,464	6,283	-	-	1,731,747		**
Other accounts receivables	2,133	100,719	591	-	-	103,443		**
Income taxes receivable	64,094	-	-	-	-	64,094		**
Loans receivable	81,076	52,587	53,078	-	-	186,741	179,287
Derivative financial instruments	-	-	2,711	-	53,367	56,078		**
Other long-term receivables	2,094	22,428	-	-	-	24,522		**
Total assets	296,410	2,191,613	130,166	293	112,747	2,731,229		**

Liabilities:
Credit and loans from banks and others	-	470,284	-	-	-	470,284		**
Trade payables	-	1,048,650	293,743	370	-	1,342,763		**
Other accounts payable and accrued expenses	31,386	513,140	6,529	-	-	551,055		**
Customer's deposits	30,405	-	-	-	-	30,405		**
Income tax payables	7,431	-	-	-	-	7,431		**
Provisions	37,800	23,914	-	-	-	61,714		**
Loans	1,020,239	676,691	-	-	-	1,696,930	1,690,893
Debentures	2,083,458	230,429	-	-	-	2,313,887	2,479,221
Convertible debentures	189,775	-	-	-	-	189,775	201,030
Other long-term liabilities	7,636	505	-	-	-	8,141		**
Derivative financial instruments	-	-	10,250	6,601	-	16,851		**
Total liabilities	3,408,130	2,963,613	310,522	6,971	-	6,689,236

(*) Financial instrument that are not monetary assets

(**) The fair value of these monetary balances is usually identical or close to their carrying value.

NOTE 3 – FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued):

2.	Changes in the exchange rates of the US dollar and the Israeli CPI, in the reported periods are as follows:

Year	Exchange rate of the US dollar	Israel known CPI (1)	Israel actual CPI (2)
	%	%	%
2011	7.7	2.6	2.2
2010	(6.0)	2.3	2.7
2009	(0.7)	3.8	3.9

(1)	Calculated based on published CPI date (through November of end year)
(2)	Calculated based on actual CPI date (through December of end year)

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

Goodwill and indefinite life intangible assets:

In accordance with the accounting policy stated in note 2, the Company tests at least annually whether goodwill and indefinite life intangible assets have been impaired. The recoverable amount of the cash-generating unit (CGU) to which goodwill has been allocated is determined based on value-in-use calculations. These calculations require the use of estimates. See note 9 for details of key assumptions.

NOTE 4 – CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued):

Referring to goodwill allocated to Commercial and fueling sites CGU, the Company performed a sensitivity analysis for the key assumption used in its annual goodwill impairment test and determined that an increase in the pre-tax discount rate of 0.5% would result in the estimated recoverable amount of the Commercial and fueling sites CGU falling below its carrying amount by an additional NIS 40 million and a decrease in the growth rate of 0.5% would result in the estimated recoverable amount of the Commercial and fueling sites CGU falling below its carrying amount by an additional NIS 10 million.

The recoverable amounts of the other CGUs are substantially higher than the carrying value.

Property and equipment:

Referring to property and equipment in the Supermarket segment, if the discount rate had been different by 0.5% from management's estimate the carrying value of property and equipment would not change.

If the growth rate had been different by 0.5% from management's estimate the carrying value of property and equipment would be NIS 1.3 million lower or higher.

2)	Change in fair value of investment property

Investment property is presented at fair value based on assessments of external independent appraisers, who have the appropriate qualifications. In certain cases fair value is determined using discounted cash flows that are based on various assumptions; judgments and estimates are required for cash flows projections that are expected during the remaining economic life of the asset, in accordance with the lease terms during the lease period and, after such period, based on suitable rentals that are determined on the basis of market surveys for similar assets with similar location and terms, using adjustments and discount rates that reflect the current market assessments as to uncertainties prevailing with respect to cash flow amounts and timing.

In some cases, mainly building rights or assets under development, the residual value approach is used to determine fair value. The evaluation of the asset's fair value is based on the value of the completed asset, less estimated constructor's profit and construction costs to complete.

When the rate used for discounting cash flows is different by 0.5% from management estimate the fair value of investment property will be NIS 25 million lower or NIS 28 million higher. When the discount rate is different by 1% from management estimate the fair value of investment property will be NIS 48 million lower or NIS 57 million higher.

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

NOTE 4 – CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued):

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

See also note 32.

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

6)	Fair values of derivatives and other financial instruments

The fair value of financial instruments that are not traded in an active market (such as the Diners option which was exercised in July 2011 and equity securities) is determined by using valuation techniques. The Company uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at each statement of financial position date. The Company has used discounted cash flow analysis for various derivative financial assets that are not traded in active markets. Changes in assumptions could affect the reported fair value of these financial instruments.

NOTE 4 – CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued):

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

These estimates and judgments include assessment of future cash flows, asset lives and growth rates of brand names and customer relationships. In case the acquisition is performed near the statement of financial position date, the preliminary assessment could be subject to change as more information relating to the assets and liabilities acquired. In addition, the allocation of the goodwill between the separate segments of an acquired entity and the valuation of favorable / unfavorable terms in operating lease contracts is subject to management judgments.

NOTE 5 – SEGMENT INFORMATION:

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

The Company's four operating segments consist of the following:

(1)	Supermarkets –The Company operates the second largest food retail chain in Israel. Through its subsidiary, Mega Retail Ltd. ("Mega Retail"), which operates Supermarket branches, the Company offers a wide range of food and beverage products and “Non-food” items, such as houseware, toys, small electrical appliances, computers and computer accessories, entertainment and leisure products and textile products and “Near-Food” products, such as health and beauty aids, products for infants, cosmetics and hygiene products. This segment also includes properties owned through BSRE in connection with the supermarket operation of Mega Retail's stores (including warehouses and offices).

(2)	Commercial and fueling sites – Through its subsidiary Dor Alon the Company is engaged in the development, construction and operation of vehicle fueling stations, adjacent commercial centers and independent convenience stores, marketing of fuel products and other products through the fueling stations and convenience stores and direct marketing of distillates to customers. The commercial and fueling sites segment is presented according to the published financial statements of Dor Alon. In the reconciliation to the financial statements the Company reclassified the credit card fees and included the amortization of the excess of cost arising at the time of acquisition. As of December 31, 2011, Dor Alon operated 196 fueling stations and 198 convenience stores in various formats.

NOTE 5 – SEGMENT INFORMATION (continued):

(3)	Real Estate – Through its subsidiary BSRE the Company is engaged in generating yield from commercial centers, logistics centers and offices, land for the purpose of capital appreciation and deriving long-term yield as well as in the development of the "Wholesale Market" residency project in Tel-Aviv. (see note 11)

(4)	Non-food (Retail and Wholesale) – mostly Through its subsidiary, BEE Group Retail Ltd. ("BEE Group"), the Company in engaged in non-food retail and wholesale activities. As of December 31, 2011, The Company operated 248 non- food Retail outlets, mostly through franchisees. This operation included the following subsidiaries and activities: Na'aman Porcelain Ltd and its subsidiaries (Vardinon Textile Ltd and Sheshet Chain of Stores and Household Utensils Ltd.) with specialties in houseware and home textile, Kfar Hasha'ashuim Marketing Ltd – toys and leisure, and Doctor Baby Ltd. – infants (see also note 6a). This segment also includes properties owned through BSRE in connection with the Non-Food operation segment.

NOTE 5 – SEGMENT INFORMATION (continued):

	Supermarkets	Commercial and fueling sites	Real estate	Non - food Retail and wholesale	Adjustments	Total consolidated
	NIS in thousands

Year ended December 31, 2011:
Net segment revenues	6,723,845	5,301,865	31,021	425,853	-	12,482,584
Inter segment revenues	-	36,087	-	31,810	(67,897)	-
Net revenues	6,723,845	5,337,952	31,021	457,663	(67,897)	12,482,584
Depreciation and amortization	159,601	96,130	-	12,011	6,004	273,746
Operating profit (loss) before other gains and losses net and changes in fair value of investment property	177,346	173,681	15,395	(34,915)	(31,933)	299,574
Segment profit (loss)	169,697	173,578	57,307	(45,382)	(31,933)	323,267
Unallocated corporate expenses						(22,710)
Financial expenses, net						176,002
Share in profits of associated companies, net						5,746
Income before taxes on income						130,301

Year ended December 31, 2010:
Net segment revenues	6,894,978	1,144,981	25,162	438,623	-	8,503,744
Inter segment revenues	-	8,339	-	43,444	(51,783)	-
Net revenues	6,894,978	1,153,320	25,162	482,067	(51,783)	8,503,744
Depreciation and amortization	163,020	27,328	-	15,156	1,441	206,945
Operating profit (loss) before other gains and losses net and changes in fair value of investment property	241,942	42,936	(4,843)	(7,189)	(9,424)	263,422
Segment profit (loss)	232,944	39,335	28,073	(19,519)	(9,424)	271,409
Unallocated corporate expenses						(22,000)
Financial expenses, net						149,995
Share in losses of associated
companies, net						(518)
Income before taxes on income						98,896

NOTE 5 – SEGMENT INFORMATION (continued):

	Supermarkets	Commercial and fueling sites	Real estate	Non-food Retail and wholesale	Adjustments	Total consolidated
	NIS in thousands

Year ended December 31, 2009:
Net segment revenues	6,863,020	-	21,790	464,266	-	7,349,076
Inter segment revenues	-	-	-	58,874	(58,874)	-
Net revenues	6,863,020	-	21,790	523,140	(58,874)	7,349,076
Depreciation and amortization	153,347	-	-	11,901	-	165,248
Operating profit (loss) before other gains and losses net and changes in fair value of investment property	211,120	-	12,145	34,321	720	258,306
Segment profit	190,882	-	32,920	23,245	720	247,767
Unallocated corporate expenses						(17,341)
Gain due to decrease in holdings						3,210
Financial expenses, net						112,674
Share in losses of associated companies, net						(37)
Income before taxes on income						120,925

The Company does not regularly report any segment assets and liabilities measure to the chief operating decision maker, see also note 2c.

NOTE 6 - BUSINESS COMBINATIONS AND REORGANIZATION OF CERTAIN ACTIVITIES

i)	Non Food Retail and Wholesale segment

a.	Acquisitions:

1)	Bee Group Retail Ltd. ("Bee group"):

In September 2008, following the acquisition of an additional 25% of the outstanding share capital of Bee Group from the other shareholders of Bee Group (the "Sellers"), the Company's interest in Bee Group increased to 85%. The Company paid NIS 35.4 million for these shares.

Furthermore, during the five-year period from the date of closing, the Company is entitled to acquire the remaining 15% of Bee Group's share capital (the "Remaining Shares") for the aggregate consideration of approximately NIS 21.24 million, increased by 7.5% annually until actual payment (the "Call Option") At the second anniversary of the closing date, the Sellers are entitled to sell the Remaining Shares to the Company for the same exercise price as for the Call Option in the event the Company had not previously exercised the Call Option (the "Put Option"). As a result of the above, the Company accounted for 100% ownership and control in Bee Group as from September 2008; the put option to the non-controlling interests is accounted for as a financial liability based on the current redemption value of the exercise price of the option with a corresponding reduction of non-controlling interests and an increase in goodwill of NIS 17.9 million

The excess of cost including financial liabilities for the put option over the carrying amount of the non-controlling interests acquired in the amount of NIS 47.7 million was recorded as goodwill.

In October 2010, the non-controlling interests in Bee Group exercised their Put option and sold their remaining 15% interest in the Bee Group to the Company for an amount of NIS 24.5 million (which was recognized as the settlement of the above financial liability).

2)	Vardinon Textiles Ltd.("Vardinon")

During 2007, Bee Group completed its acquisition of the controlling shareholding of Vardinon Textiles Ltd, an Israeli public Company which is traded on the Tel-Aviv Stock Exchange ("TASE"). Vardinon is engaged in the field of housewares and textiles.

During 2008 Na'aman acquired all of Bee Group's holdings in Vardinon such that subsequent to the completion of the agreement, Na'aman holds approximately 85% of Vardinon's share capital.

On June 1, 2009 Na’aman acquired additional 905,240 shares of Vardinon in consideration of NIS 1.4 million, following which it held 88.74% of Vardinon's share capital. The excess of the consideration paid over the share in minority rights acquired in the amount of NIS 0.2 million was recorded as an addition to goodwill.

NOTE 6 -	BUSINESS COMBINATIONS AND REORGANIZATION OF CERTAIN ACTIVITIES (continued):

In February 2011, Na'aman published an offer to purchase the balance of the shares (2.6 million shares) of Vardinon held by non controlling interests in consideration for NIS 7.9 million. On March 15, 2011, the acquisition was completed and the Vardinon shares were delisted from the Tel Aviv stock exchange. The excess of the consideration paid over the carrying amount of the respective non-controlling interests, in the amount of NIS 3.4 million, was charged to "Other capital reserves" relating to equity holders of the Company.

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

On March 22, 2009, Bee Group acquired 1,128,340 ordinary shares of Na'aman in consideration for NIS 6.6 million, following which the Company held 68.4% of Na'aman share capital. The excess of the share on non-controlling interests acquired over the consideration paid in the amount of NIS 2.5 million was recognized as "other gains" in the statement of income.

In November 2011, BEE Group issued a full tender offer to purchase 4.8 million shares of Naaman that are not held by the group for NIS 6.53 per share. Acceptance notices were received for 1.48 million shares (10.2%) and were acquired for the total amount of NIS 9.7 million, which approximated the carrying amount of the respective non-controlling interests.

As of December 31, 2011, Bee Group holds 77% of the shares in Na'aman.

4) Dr. Baby Ltd. ("Dr Baby")

In November 2009, following Board of directors resolutions and notices given to its shareholders, Dr Baby (a former 50% subsidiary that was controlled by the Company), issued 5,000 new shares to the Company, for the total consideration of NIS 19.5 million. As a result, the holding of the other shareholders of Dr Baby was diluted while the Company's holding increased by additional 48.1% to 98.1%.

The other shareholders disputed the change in shareholding and the matter was brought to an arbitration process which was settled in 2011 with an immaterial cost to the Company.

In May 2011 the shares of Dr. Baby Marketing Ltd. a fully owned subsidiary of Dr. Baby were sold to Mega Retail; consequently, the Company has 100% control and ownership on the operations of Dr. Baby.

NOTE 6 -	BUSINESS COMBINATIONS AND REORGANIZATION OF CERTAIN ACTIVITIES (continued):

5) Kfar Hasha'ashuim Marketing Ltd. ("Kfar")

In November 2011, Bee Group sold to a third party 5% of its 100% owned subsidiary Kfar, for a total cash consideration of NIS 2 million. The Buyer has also received the right to acquire additional 5% for another NIS 2 million for a period of 36 months (in the form of a non-recourse loan on these shares; and bear fixed annual interest of 4.65%), and the right to purchase additional 10% from Bee Group after the elapse of the 36 months from December 22, 2011, subject to the fulfillment of certain conditions; Bee Group has the right to repurchase the shares bought after 48 months from that date. Bee Group's repurchase right is exercisable for 30 days and is subject to certain conditions, as stipulated in the agreement. As a result of the above the Company recognized NIS 0.5 million liability for the fair value of the options given to the buyer, which reduced the consideration received for the shares sold. The excess of NIS 2.5 million between the consideration received for the shares sold, and the carrying amount of the respective non-controlling interests recognized in the Company's accounts was carried directly to "other capital reserves" relating to equity holders of the Company.

ii)	Bee Group Reorganization

During 2009, 2010 and 2011, Bee Group reorganized its holding of its subsidiaries. As part of its reorganization, the Bee Group's headquarters were combined and the storages were transferred to a new logistic center in Be'er Tuvia which is dedicated to the Non-Food segment. Expenses in an amount of approximately NIS 2.7 million, NIS 7.2 million and NIS 6.2 million for the years 2009, 2010 and 2011, respectively, were recognized in "other gains (losses)".

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

2.	An agreement to extend the term of the existing lease agreements between Mega Retail and BSRE for an identical period (ten years from the closing date of the agreement with an option to the lessee to extend the lease agreement for five additional years).

NOTE 6 -	BUSINESS COMBINATIONS AND REORGANIZATION OF CERTAIN ACTIVITIES (continued):

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

The purchase price for the acquisition of Dor Alon was NIS 966 million based on the Company's ordinary share price of NIS 47.51 (based on the closing price on October 3, 2010 on the Tel Aviv stock exchange). According to the outline of the acquisition, the Company paid a dividend distribution in an amount of NIS 800 million by way of a capital reduction after having received the relevant legal approvals in September 2010.

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

The acquisition is accounted for using the acquisition method (at fair value basis).

NOTE 6 -	BUSINESS COMBINATIONS AND REORGANIZATION OF CERTAIN ACTIVITIES (continued):

The financial statements of Dor Alon were consolidated for the first time in 2010. The consolidated statement of income and the consolidated statement of cash flows for the year 2010 include Dor Alon's profits and cash flows, respectively, for the period from the date of acquisition to December 31, 2010.

iv)	Investment in Dor Alon Energy in Israel (1988) Ltd. (Continued):

The fair values of the identifiable assets, liabilities and goodwill of Dor Alon as at the date of acquisition and their estimated useful lives were as follows:

	Fair value at acquisition	Estimated useful life in years
	NIS in millions
Current assets	1,472
Property and equipment	935	1-99
Investment property	57
Other long-term assets	42

Brand names
Indefinite life	107
Definite life	37	6-12

Customer relationships	102	7-10
Operating leases– value of favorable terms	159	1-18
Operating leases– value of unfavorable terms	(174)	1-18
Other intangible assets	19

Financial assets including long-term loans and investments	163

Current liabilities	(717)
Financial liabilities including debentures	(1,684)
Deferred taxes	(27)
Other long-term liabilities	(2)
Contingent liabilities (long-term and short-term)	(6)
Total identifiable net assets at fair value	483
Goodwill (see also note 9)	654
Non - controlling interests(*)	(171)
Purchase consideration transferred	966
Analysis of cash flows on acquisition-
Net cash acquired with Dor Alon	87

-Alon's ordinary share price of NIS 60.44 (based on the closing price on October 3, 2010 on the Tel Aviv stock exchange).

NOTE 6 - BUSINESS COMBINATIONS AND REORGANIZATION OF CERTAIN ACTIVITIES (continued):

iv)	Investment in Dor Alon Energy in Israel (1988) Ltd. (continued):

The effect of Dor Alon on the Company's comprehensive income since the date of acquisition was approximately NIS 6 million.

If the combination had taken place at the beginning of 2010, the Company's net income for the year ended December 31, 2010 including income from discontinued activities, which relate to the transfer of gas exploration operations to the Dor Alon shareholders at the time of the transfer, would have been NIS 127 million (unaudited) and revenues would have been NIS 14,420 million including government levies and NIS 11,051 million net of government levies (unaudited).

The goodwill recognized above is attributed to the expected synergies and other benefits from combining the assets and activities of Dor Alon with those of the Company. None of the goodwill recognized is expected to be deductible for income tax purposes.

The total acquisition related costs of NIS 3 million were expensed in 2010 (included in other losses).

In connection with the acquisition, Alon and the Company obtained a pre-ruling from the Israeli Tax Authority. The pre-ruling is subject to various conditions and provides, among other things, that the cost basis and the purchase date of the shares of Dor Alon for tax purposes in the possession of the Company following the acquisition will be the original price and acquisition date, respectively, as they had been for Alon prior to the acquisition. Alon has clarified to the Company that, in connection with the payment of tax at the time of any future sale by the Company of all or part of its shares in Dor Alon, if any, to a third party, Alon will pay that portion of any applicable tax payable in an amount equal to the amount of tax deferred by the Tax Authority in its pre-ruling (i.e., the amount of tax that would have been payable by Alon in connection with the acquisition had the acquisition not been tax exempt according to the pre-ruling).

In the period between the acquisition date and December 31, 2010, Dor Alon sold 302,188 of the treasury shares it held. As a result of these sales the Company's interest in Dor Alon reduced to 78.38% and an amount of NIS 18.7 million, net was credited to equity.

v)	Other:

1)	As to the realization of Diners option, see note 10b.

2)	On March 13, 2011, the subsidiary Alon Cellular, received a license from the Ministry of Communication of Israel to operate as a mobile virtual network operator (MVNO). In connection with the Company’s plans to enter the cellular communications market by becoming an MVNO, on December 27, 2011, following a memorandum of understanding from March 2011, Alon Cellular signed an agreement with Partner Communications Ltd.(hereafter: Partner) for launching cellular services in an MVNO model, which will enable Alon Cellular to offer cellular services and become a major player in Israel’s communications market. Under the agreement, which is for the term of 3 years with an option of Alon Cellular to extend the term by one additional year, Alon Cellular payments shall be, in general, in accordance with the actual usage of traffic (i.e. calls, SMS's, MMS's and Data) by its end users.

NOTE 6 - BUSINESS COMBINATIONS AND REORGANIZATION OF CERTAIN ACTIVITIES (continued):

Launching the services under the agreement, and the scope of the services provided, are at the full discretion of Alon Cellular; Alon Cellular has also the option to terminate the agreement, at any time, against a payment of an immaterial amount to Partner.

The list of principal investee companies is presented as an appendix to the financial statements.

NOTE 7 – PROPERTY AND EQUIPMENT:

a.	Composition of assets and accumulated depreciation, grouped by major classifications, and changes therein are as follows:

	Land, buildings and leasehold improvements	Fueling station equipment	Furniture, equipment and installations	Motor vehicles	Total
	NIS in thousands
Cost:
Balance at January 1, 2011	2,933,706	233,765	1,450,249	25,404	4,643,124
Additions	138,939	39,499	81,150	4,198	263,786
Disposals	(35,736)	(577)	(94,091)	(5,001)	(135,405)
Balance at December 31, 2011	3,036,909	272,687	1,437,308	24,601	4,771,505
Accumulated depreciation:
Balance at January 1, 2011	708,425	7,061	954,037	11,016	1,680,539
Additions	105,829	31,589	91,922	5,488	234,828
Disposals	(19,973)	(276)	(92,177)	(3,689)	(116,115)
Balance at December 31, 2011	794,281	38,374	953,782	12,815	1,799,252
Impairment of property and equipment (see b below)	(18,121)	-	(11,645)	-	(29,766)
Net book value at December 31, 2011	2,224,507	234,313	471,881	11,786	2,942,487

NOTE 7– PROPERTY AND EQUIPMENT (continued):

	Land, buildings and leasehold improvements (see e. below)	Fueling stations equipment	Furniture, equipment and installations	Motor vehicles	Total
	NIS in thousands
Cost:
Balance at January 1, 2010	2,284,913	-	1,555,915	16,084	3,856,912
Additions	130,855	7,886	73,210	1,019	212,970
Disposals	(144,779)	(95)	(218,672)	(1,385)	(364,931)
Acquisition of subsidiary consolidated for the first time	659,717	225,974	39,796	9,686	935,173
Transfer from investment property	3,000	-	-	-	3,000
	2,933,706	233,765	1,450,249	25,404	4,643,124
Accumulated depreciation:
Balance at January 1, 2010	771,751	-	1,079,472	8,253	1,859,476
Additions	80,157	7,062	87,781	3,584	178,584
Disposals	(143,483)	(1)	(213,216)	(821)	(357,521)
Balance at December 31, 2010	708,425	7,061	954,037	11,016	1,680,539
Impairment of property and equipment (see b below)	(20,647)	-	(13,423)	-	(34,070)
Net book value at December 31, 2010	2,204,634	226,704	482,789	14,388	2,928,515

	Land, buildings and leasehold improvements (see e. below)	Fueling stations equipment	Furniture, equipment and installations	Motor vehicles	Total
	NIS in thousands
Cost:
Balance at January 1, 2009	2,172,219	-	1,470,299	22,406	3,664,924
Additions	103,274	-	99,866	925	204,065
Disposals	(2,836)	-	(14,421)	(7,247)	(24,504)
Acquisition of subsidiary consolidated for the first time	125	-	172	-	297
Transfer from investment property	12,131	-	-	-	12,131
Balance at December 31, 2009	2,284,913	-	1,555,916	16,084	3,856,913
Accumulated depreciation:
Balance at January 1, 2009	717,256	-	1,009,452	11,518	1,738,226
Additions	57,257	-	83,062	3,141	143,460
Disposals	(2,762)	-	(13,042)	(6,406)	(22,210)
Balance at December 31, 2009	771,751	-	1,079,472	8,253	1,859,476
Impairment of property and equipment (see b below)	24,006	-	16,517	-	40,523
Net book value at December 31, 2009	1,489,156	-	459,927	7,831	1,956,914

NOTE 7 – PROPERTY AND EQUIPMENT (continued):

b.	During 2011 the Company recorded impairment provisions resulting in net amount of NIS 3.9 million in the Supermarkets segment. This was the result of recording provisions of NIS 9.4 million in respect of certain stores, against which was offset the reduction in the impairment provisions in respect of other stores that had been recorded in previous years in the amount of NIS 5.5 million. In the non-food retail and wholesale segment the Company recorded impairment provisions resulting in net amount of NIS 2.2 million. During 2010 the Company recorded net impairment provisions of NIS 0.5 million, comprising a provision of NIS 8.9 million and a reversal of a provision in the amount of NIS 11 million in the Supermarkets segment, and an impairment in amount of NIS 2.6 million in the non-food retail and wholesale segment.

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

In calculating the impairment for the reported years, based on discounted expected future cash flows, the Company used a discount rate before tax for each cash-generating unit (CGU) as detailed in Note 9b.

The balance of the impairment provisions as of December 31, 2011, 2010 and 2009, is after a reduction for depreciation corresponding to the depreciation of the related assets and after elimination of the portion of the provision relating to assets that were disposed of during the period.

c.	Additional details:

Certain real estate assets which have been transferred to the Company from the previous parent cooperative are in the process of being registered in the name of the Company.

d.	As to liens placed on assets, see note 34.

e.	Capitalized lease payments in respect of long-term land leases from the Israeli Land administration are as follows:

	December 31
	2010	2011
	NIS in thousands
Capitalized leases for periods of 999 years	3,992	3,988
Capitalized leases for periods ending between the years 2011 and 2056, as detailed below:
Leases for periods of under 10 years	5,113	11,550
Leases for periods of between 10 and 25 years	25,180	24,575
Leases for periods of over 25 years	289,803	277,840
	320,096	313,965
	324,088	317,953

NOTE 7 – PROPERTY AND EQUIPMENT (continued):

*	Including, as of December 31, 2011, the Company's share (50%) in 41 dunam of land near Kibbutz Eyal leased from the Israeli Land Administration ("ILA"), under a joint venture agreement with Kibbutz Eyal. Prepaid lease fees amounted to NIS 12.1 million. The land is designated for the construction of a logistic and warehouse center that will be rented to Mega Retail for the use of the retail activities of the Company.

At the date of these financial statements, a land development agreement was signed with ILA and the joint venture received a permit for initial land development work.

NOTE 8 – INVESTMENT PROPERTY:

The changes in the carrying value of investment property for the years ended December 31, 2011, 2010 and 2009 respectively, are as follows:

	2009	2010	2011
	NIS in thousands
At January 1	413,111	421,188	546,870
Transfer to property and equipment (b)	(16,601)	(3,000)	-
Transfer to assets held for sale	-	-	(3,610)
Additions (c)	9,435	38,793	41,520
Disposals (d)	(5,700)	-	(50,600)
Acquisition of subsidiary consolidated for the first time	-	56,972	-
Changes in fair value of investment property, net	20,943	32,917	41,913
At December 31	421,188	546,870	576,093

a)	All the Company's investment properties are located in Israel.

b)	The property was let to subsidiaries and therefore it was transferred from investment properties to property and equipment.

c)	The additions in 2011, totaling NIS 41.5 million, include an amount of approximately NIS 38 million in Kiryat Hasharon, Netanya. The additions in 2010, totaling NIS 38.7 million, include lands in areas used for commercial development. The additions in 2009, totaling NIS 9.4 million, include NIS 1.7 million of rental offices and NIS 7.7 million of land in areas used for commercial development.

d)	On July 4, 2011 BSRE and Harel Insurance Company Ltd. (hereafter – Harel) signed an agreement whereby Harel acquired half of the BSRE's rights in an investment property located in Kiryat Hasharon-Netanya (which a commercial center is currently being erected on) in consideration for NIS 50.6 million. In the second quarter of 2011 the company recorded gain from changes in fair value of the said investment property in the amount of NIS 18.1 million to the statement of income.

e)	The fair value of the principle investment property items was determined by "O. Haushner Civil Eng. & Real Estate Appraisal Ltd." and "Barak Friedman Cohen & Co. Economic & Real Estate Appraisal", independent qualified appraisers who are members of the Real Estate Appraisers

NOTE 8 – INVESTMENT PROPERTY (continued):

Association in Israel – based on the current prices in an active market for similar property, locations and conditions, and based on the discounted cash flows that are expected to arise from the assets. The range of discount rates used by the appraiser are 7.75%-12% per annum (mainly 7.75%-8.25%) (2010 mainly 7.75% – 8.25%)

f)	Rental revenue that has been recognized in the statements of income within revenues:

	Year ended December 31
	2009	2010	2011
	NIS in thousands
Rental income	21,790	27,012	38,573

g)	Break down of investment property at December 31, 2011 and 2010, by lease rights and ownership of land:

	December 31
	2010	2011
	NIS in thousands
Under ownership	231,177	242,763
Finance lease from the Israeli Land Administration for a period of 999 years	7,070	7,200
Total	238,247	249,963
Finance lease from the Israeli Land administration are as follows:
Leases for periods of under 10 years	935	785
Leases for periods between 10-25 years	169,881	178,429
Leases for periods of more than 25 years	138,174	146,916
	308,990	326,130
	547,237	576,093

h)	Capitalized borrowing costs:

The amount of borrowing costs capitalized during the year ended December 31, 2011 was NIS 5,000 thousand (2010 was NIS 2,900 thousand and 2009 Nil). The rate used to determine the amount of borrowing costs eligible for capitalization was 5.2% in 2011 and 5.2% in 2010 (linked to the Israeli CPI).

NOTE 9 – INTANGIBLE ASSETS:

The composition of intangible assets and the accumulated amortization thereon, grouped by major classifications, and changes therein in 2011, 2010 and 2009, are as follows:

			Brand
			name and		Evacuation
			trade	Customer	Fees and
	Goodwill	Software	marks	relationships	Other	Total
	NIS in thousands
At January 1, 2009
Cost	299,838	90,137	20,737	45,623	19,129	475,464
Accumulated amortization and impairment	-	(60,193)	(3,676)	(3,832)	(3,341)	(71,042)
Net carrying amount	299,838	29,944	17,061	41,791	15,788	404,422

Year ended December 31, 2009:
Opening net carrying amount	299,838	29,944	17,061	41,791	15,788	404,422
Additions	227	20,009	115	-	387	20,738
Acquisition of subsidiary consolidated for the first time	1,200	-	-	-	5,189	6,389
Disposals	-	-	-	-	(274)	(274)
Amortization charge	-	(12,329)	(2,064)	(3,099)	(3,243)	(20,735)
Impairment	-	-	-	-	(1,346)	(1,346)
Net carrying amount	301,265	37,624	15,112	38,692	16,501	409,194

At December 31, 2009:
Cost	301,265	110,146	20,852	45,623	24,371	502,257
Accumulated amortization and impairment	-	(72,522)	(5,740)	(6,931)	(7,870)	(93,063)
Net carrying amount	301,265	37,624	15,112	38,692	16,501	409,194

Year ended December 31, 2010:
Opening net carrying amount	301,265	37,624	15,112	38,692	16,501	409,194
Additions	-	26,701	150	-	9,182	36,033
Acquisition of subsidiary consolidated for the first time	653,945	4,692	144,000	102,000	173,426	1,078,063
Disposals	-	-	-	-	(221)	(221)
Amortization charge	-	(16,643)	(5,808)	(3,937)	(6,604)	(32,992)
Reversal of impairment (Impairment)	(4,160)	-	-	-	827	(3,333)
Net carrying amount	951,050	52,374	153,454	136,755	193,111	1,486,744
At 31 December 2010:
Cost	951,050	141,539	164,669	147,623	206,670	1,611,551
Accumulated amortization and impairment	-	(89,165)	(11,215)	(10,868)	(13,559)	(124,807)
Net carrying amount	951,050	52,374	153,454	136,755	193,111	1,486,744

NOTE 9 – INTANGIBLE ASSETS (continued):

	Goodwill	Software	Brand name and trade marks	Customer relationships	Evacuation Fees and others	Total
	NIS in thousands

Year ended December 31, 2011:
Opening net carrying amount	951,050	52,374	153,454	136,755	193,111	1,486,744
Additions	-	25,637	186	-	9,340	35,163
Amortization charge	-	(21,781)	(1,689)	(18,181)	(16,759)	(58,410)
Impairment	(1,427)	-	-	-	(1,000)	(2,427)
Net carrying amount	949,623	56,230	151,951	118,574	184,692	1,461,070

At December 31, 2011:
Cost	949,623	167,176	164,607	147,623	216,010	1,645,039
Accumulated amortization and Impairment	-	(110,946)	(12,656)	(29,049)	(31,318)	(183,969)
Net carrying amount	949,623	56,230	151,951	118,574	184,692	1,461,070

a.	Amortization is included in the statement of income within Selling, general and administrative expenses. Impairment losses are presented in other gains or losses. Transactions with non-controlling interests are presented in equity.

b.	Impairment tests for goodwill and indefinite live assets

Goodwill is allocated to six identified groups of cash-generating units (CGUs).

The components of goodwill and indefinite life intangible assets are as follows:

	December 31,
	2009	2010	2011
	NIS in thousands
Supermarkets	163,980	162,420	160,993
Non - Food retail and wholesale:
Houseware	111,179	111,179	111,179
Leisure	26,106	23,506	23,506
Commercial and fueling sites*:
Goodwill – commercial and fueling sites	-	621,945	621,945
Goodwill – direct marketing	-	18,000	18,000
Goodwill – jet fuel	-	14,000	14,000
Indefinite life – brand name	-	107,000	107,000
	301,265	1,058,050	1,056,623

*	During 2011, the Company finalized the purchase price allocation and as a result the amount of goodwill assigned to the CGU was adjusted.

NOTE 9 – INTANGIBLE ASSETS (continued):

The recoverable amount of a CGU is determined based on value-in-use calculations, except for the leisure CGU where the evaluation was done on the basis of transaction price (fair value less cost to sell), see also note 6.i.a These calculations use pre-tax cash flow projections based on financial budgets approved by management and management estimation covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates stated below. The growth rate does not exceed the long-term average growth rate for the business in which the CGU operates.

The key assumptions used for value in-use calculations are as follows:

		Non – Food retail and wholesale
	Supermarkets	Houseware
December 31, 2011:	%
Gross margin (1)	27.7	54
Growth rate (2)	1.0	1.5
Discount rate (3)	11.7	15.9

December 31, 2010:
Gross margin (1)	27	51
Growth rate (2)	1.5	1.5
Discount rate (3)	10.1	14.7

	Commercial and fueling sites
	Commercial and fueling sites	Direct marketing	Jet fuel
December 31, 2011:	%
Operating profit(1)	4	4	1
Growth rate (2)	2.2	3	2
Discount rate (3)	10.4	10.7	18.9

December 31, 2010:
Operating profit(1)	6	4	2
Growth rate (2)	3%	4	4
Discount rate (3)	10.5	10.5	10.5

(1) Expected gross margin / operating profit.

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

	December 31
	2010	2011
	NIS in thousands
Assets:
Current assets	107,828	108,339
Non-current assets	461,427	528,281
	569,255	636,620
Liabilities:
Current liabilities	104,368	116,398
Non-current liabilities	43,550	135,876
	147,918	252,274
Net Assets	421,337	384,346

	Year ended December 31
	2009	2010	2011
	NIS in thousands

Revenues	7,689	51,958	185,107
Expenses	494	67,902	168,989
Net income (loss) for the year	8,164	(14,724)	16,118

* In 2011 and 2010, these companies include the companies involved in the Wholesale market project, certain real estate subsidiaries of BSRE and certain proportionally consolidated subsidiaries of Dor Alon.

For further details of the agreements regarding the Wholesale market complex in Tel Aviv – see also note 11.

For further details of the agreements regarding the Giv'on Parking lot in Tel Aviv – see also note 33c.

NOTE 10 – INVESTMENTS IN JOINT VENTURES AND ASSOCIATES (continued):

b.	Investment in associates

1.	Composition

	December 31
	2010	2011
	NIS in thousands

Shares:
Cost of shares	2,054	192,902
Share in undistributed profits accumulated since acquisition	1,864	7,173
	3,918	200,075
Perpetual capital notes (a)	1,378	1,610
Long-term loans (b)	716	968
	6,012	202,653

(a)	Perpetual capital notes are linked to the Israeli CPI and bear interest at an annual rate of 5%.

(b)	The loans are linked to the Israeli CPI and bear interest at an annual rate of 4.5%. The repayment date has not yet been determined.

2.	Changes in the investment in associated companies in the years ending December 31, 2011, 2010 and 2009:

	Year ended December 31
	2009	2010	2011
	NIS in thousands

Balance at the beginning of the year:	4,915	4,878	6,012
Changes during the year:
Addition resulting from the acquisition of subsidiary consolidated for the first time	-	1,652	-
Realization of Diners Israel option (see (b) below)	-	-	190,848
Share in profits (losses), net	(37)	(518)	*5,746
Linkage differences and interest receivable	-	-	484
Dividend received	-	-	(437)
	4,878	6,012	202,653

•	Including share in loss of NIS 1.9 million, due to the adjustment of deferred tax balances of Diners Israel, resulting from the change in income tax law enacted on December 2011 (see note 30a.2.).

NOTE 10 – INVESTMENTS IN JOINT VENTURES AND ASSOCIATES (continued):

b.	Investment in associates (continued)

On December 26, 2006, an agreement was signed between Blue Square and Dor Alon (a subsidiary of the Company since October 3, 2010, see also note 6), the first party, and Cal - Israel Credit Cards Ltd. (hereinafter - CAL) and Diners Club Israel Ltd (hereinafter - Diners Israel), a subsidiary of CAL, the second party, which provided inter alia for the Company and Dor Alon to acquire 49% of the issued share capital of Diners Israel from CAL, subject to certain milestones determined in the agreement, in consideration for a loan of NIS 21.3 million (linked to the CPI and bearing 6% annual interest) that is secured only by the shares of Diners Israel (non-recourse). Due to its terms, the said agreement was accounted for by the Company as a financial derivative - an option to purchase the shares of Diners Israel, and was presented at fair value (see note 13) until the exercise of the option in July 2011.

The Company and Dor Alon have also signed an agreement with Diners Israel that established the cooperation between Diners Israel and the Joint Loyalty Plan Partnership "YOU" – a partnership operated by the Company and Dor Alon.

In May 2011, the agreement between the parties was amended and enabled for the Company and Dor Alon to be entitled to earnings from the operations of Diners Israel, based on their 49% holding (the Company 36.75% and Dor Alon 12.25%), commencing January 1, 2011 (relating to both, the "You" bearing credit cards, and to all other credit cards issued by Diners, effective as of January 1st, 2011, with the exception of certain activities the profits of which will be allocated to the parties per their respective holdings from July 1st, 2011).

Additionally, the amendment sets the terms as to the business relationship between the parties and extends the agreement until December 31, 2015, following which the agreement will be extended for additional three year terms based on the terms and conditions set in the amendment to the agreement. The amendment also sets a calculation method for the purchasing the 49% of Diners owned by the Blue Square and by Dor Alon, should the agreement between Diners and the Loyalty club not be extended.

During the years 2009, 2010 and 2011 (until the option was exercised) fair value adjustments of the financial derivative of NIS 7.6 million, NIS 35.4 million and NIS 101 million pre-tax income, respectively, were carried to the financial income item in the statements of income.

In July 2011, all suspending conditions set forth in the agreement were completed, the amendment to the agreement came into effect and the Purchasers repaid the Loan amounting to NIS 36.4 million to CAL As a result, the Company accounted for the exercise of the option and, commencing July 2011, the Company commenced accounting for its investment in Diners Israel shares by the equity method. The purchase price of the acquisition as above includes the repayment of the loan and the fair value of the option exercised. Upon the completion of the acquisition, deferred taxes of NIS 33.7 million relating to the fair value adjustments of the option, were recognized as income tax benefit in the statement of income for 2011.

Allocation of the excess of cost of acquisition over the share in net book value of equity acquired of Diners Israel, was determined as of December 31, 2011, on a provisional basis. Amounts allocated and the estimated useful lives of the assets were as follows : NIS 71 million to customer relationships and contractual arrangements which will be amortized over 4.5 to 6.5 years and NIS 104 million to goodwill which is not amortized (see also note 2b(4)).

NOTE 10 – INVESTMENTS IN JOINT VENTURES AND ASSOCIATES (continued):

2.	The Company share of the results of its principal associates, all of which are unlisted, and its interest held, are as follows:

Name	% interest held
	December 31
	2010	2011
Diners club Israel Ltd	-	49
Radio "Non-stop" Ltd	33	33
Radio "Zafon" Ltd	12	12
Mercury Aviation*	31	31

* Acquired as part of the acquisition of Dor Alon, see also note 6.

NOTE 11 – REAL ESTATE RIGHTS IN THE WHOLESALE MARKET IN TEL AVIV

1.	Real estate rights and acquisition agreements

During June 2010 two 50%:50% joint ventures between BSRE and Gindi Investments (hereafter – the purchasers) entered into agreements to purchase land lease rights in part of the wholesale market area in Tel Aviv for a period ending on August 31, 2099. The rights are for the development, construction and marketing of a project including apartment buildings complex, areas for commercial use and areas for multi-purpose use. The rights for the apartment building complex were acquired by Heart of Tel Aviv Towers Ltd. ("the Residence Company") and the rights for the commercial and multi-purpose use were acquired by City Mole Tel Aviv Ltd. ("the Mole Company").

The land rights include, inter alia, lease rights in above the ground and under the ground areas with building rights for approximately 97,460 m2 comprised of approximately 65,840 m2 for residence, approximately 3,700 m2 for rental and approximately 27,920 m2 for commercial areas; this includes also 5 underground layers that will be used for parking, warehousing and facilities. The rights were acquired for a basic total consideration of NIS 950 million (100%) together with the obligation to pay additional consideration in certain circumstances, as discussed below.

Amount presented as of December 31, 2011 include the Company share in the first advance stipulated in the agreement, as well as transaction and planning costs and the capitalization of borrowing costs (NIS 18.6 million) through that date (borrowing costs capitalized in 2010 amount to NIS 6 million).

On February 2011, the local planning and construction committee in Tel-Aviv approved the acquirers request for a change of the design architectural plan so that it will include 10 buildings of 14 floors, with 718 apartments, the average area in each is approximately 91 m2.

In addition, 54 out of the 718 apartments will be rented for a period of 8 years with a 30% discount from the price of a similar new apartment in the area. The criteria for entitlement will be determined by the municipality and the residence company.

NOTE 11 – REAL ESTATE RIGHTS IN THE WHOLESALE MARKET IN TEL AVIV (continued):

The basic total consideration for the land rights will be paid in payments linked to the CPI as follows:

a.	The first payment of approximately NIS 260 million, was paid before the due date and was discounted using an annual discount rate of 4%.

b.	An amount of approximately NIS 660 million (the second payment) will be paid on the earlier of receipt of the first building permission or 24 months from June 3, 2010 in return for the transfer of the ownership rights to the area to the purchasers.

c.	The last payment of NIS 30 million will be made upon receipt of Form 4 (completion approval) of the shopping center.

d.	In addition to the basic total consideration, the sellers have rights to additional consideration (hereafter – the additional consideration) determined on the basis of the selling price of the residential apartments. As at the statement of financial position date, no obligation for the additional consideration had arisen.

e.	As part of its commitments to the sellers, the purchasers are obligated to plan and build public buildings and parking for the sellers. The consideration to be paid by the sellers is based on cost plus 10%, up to a ceiling of NIS 84 million (which can be extended in certain conditions, with the sellers approval, to NIS 102 million); any excess of costs will be bore by the purchasers. In addition, the purchasers are obligated to develop 9 dunams of publicly open landscape, that is the property of the Tel Aviv municipality, and additional parking places.

The Company's ownership rights are subject to the completion of the second payment and therefore the statement of financial position reflects only the first payment as a payment on account of real estate.

On April 2011, the purchasers received from the local planning and construction committee in Tel-Aviv, a permit to perform Excavation and plating works from May 2011. During April 2011, the purchasers signed an agreement to perform the excavation works and the work in the site commenced.

During September 2011, the residence company and the mall company submitted a request to the local planning and construction committee in Tel-Aviv, for a basement permit to the project; The purchasers also reached an agreement with the sellers, for that matter, that the reception of the basement permit will not raise the cause for the payment of the second installment under the agreement (c. above). The permit was received subsequent to December 31, 2011

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

NOTE 11 – REAL ESTATE RIGHTS IN THE WHOLESALE MARKET IN TEL AVIV

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

On receipt of the firm commitment letter, BSRE, as part of the purchasers, paid a one-time payment of NIS 0.5 million and the purchasers agreed to pay a fee of 0.67% of the unutilized credit line.

During the reporting period, BSRE, as part of the purchasers, paid an amount of NIS 3.8 million for such fee.

During February 2011, the residence company signed a credit agreement with the bank. According to the agreement, the bank will grant a total credit of NIS 30 million to the residence company for the use of financing expenses related to the project including guarantees expenses. The credit line will be valid until February 2013.

An additional Credit agreement was signed by the residence and mall companies with a bank, on November 28, 2011, for the financing of project related expenses up to the amount of NIS 30 million (BSRE share – NIS 15 million). The loan, including interest thereon is repayable on May 31, 2012, but can be called earlier by the bank subject to terms determined in the agreement.

The credit line will carry a variable interest linked to prime interest. On the terms detailed in the financing agreement, the bank will have the right to demand an immediate repayment. If the bank will choose not to demand the repayment, it will have the right to increase the interest rate up to 2% above prime rate.

The principal and the interest will be repaid in one installment no later than 3 months from the date of the loan granting the residence company will be able to renew the credit line for a period of 3 months every time and until the final repayment date of the loan.

To secure the credit line, the residence company and their partners in the project, were required, each, to guarantee unlimitedly in a sum that secures 50% of the company's debts and liabilities.

As of December 31, 2011, the residence company and the Mall Company used an amount of NIS 45 million (BSRE's share was 22.5 million) from the credit line aforementioned.

The finance agreement includes a commitment to reserve the ownership construction, the corporate structure and the equity structure. Violating any of the last commitments will cause a breach of the agreement and the bank will have the right to an immediate repayment.

3. Principles agreements with Gindi.

In April 2010 BSRE and Gindi signed an agreement of principles which, inter alia, determined the following:

NOTE 11 – REAL ESTATE RIGHTS IN THE WHOLESALE MARKET IN TEL AVIV

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

4. Apartments selling agreements

Through December 31, 2011, agreements for the sale of 476 apartments were signed with purchasers totaling approximately NIS 1,101 million (including VAT), and advances were received in the total amount of NIS 246 million.

The residence company has signed an agreement with the bank to provide up to NIS 300 million of bank guarantees to the purchasers of apartments, as required by law, which are secured by the amounts deposited with the bank.

NOTE 12 – INVESTMENT IN SECURITIES

a.	Comprised as follows:

	December 31
	2010	2011
	NIS in thousands

Available for sale financial assets – current	186,871	200,695
Available for sale financial assets – non-current	30,327	33,159
Financial assets at fair value through profit or loss	123,366	99,358
	340,564	333,212

b.	Composition per type of security:

	December 31
	2010	2011
	NIS in thousands

Debt securities	281,237	261,858
Equity securities	59,327	71,354
	340,564	333,212

NOTE 12 – INVESTMENT IN SECURITIES (continued):

c.	Available for sale financial assets

	2009	2010	2011
	NIS in thousands

At January 1	157,136	183,179	217,198
Acquisition of subsidiary consolidated for the first time	-	32,863	-
Purchases	113,966	164,013	122,646
Proceeds	(101,867)	(166,727)	(106,925)
Transfers to other comprehensive income	7,502	(9,732)	1,090
Transferred to statement of income	6,442	13,602	(155)
At December 31	183,179	217,198	233,854

In 2009, 2010 and 2011 the Company recycled profits in the amount of NIS 4,547 thousand, NIS 11,553 thousands and NIS 1,480 thousands, respectively, from equity into the statement of income.

d.	Financial assets at fair value through profit or loss

	December 31
	2010	2011
	NIS in thousands

Debt securities	94,366	66,586
Investment in equity securities	29,000	32,772
Total	123,366	99,358

The fair value of all debt securities is based on closing prices in an active market.

NOTE 13 – DERIVATIVE FINANCIAL INSTRUMENTS:

		December 31
		2010		2011
Derivative financial	Statement of financial position	NIS in thousands
Instruments	Item	Assets	Liabilities	Assets	Liabilities
Forward contracts over the
Israeli CPI (a)	Derivative financial instruments	-	-	-	10,440
Foreign exchange contracts (b)	Derivative financial instruments	-	7,700	2,543	-
Embedded derivatives :
Rent agreements	Derivative financial instruments	2,711	9,151	896	9,075
Conversion component embedded in the convertible debentures (see note 21)	Convertible debentures	-	9,011	-	169	*
Diners option (c)	Derivative financial instruments	53,367	-	-	-
Total		56,078	25,862	3,439	19,684

(a)	The notional principal amounts of the outstanding forward contracts over the Israeli CPI at December 31, 2011 were approximately NIS 502 million.

(b)	The notional amount of open forward foreign exchange contracts (up to 3 months, mostly 2 months) as of December 31, 2010 and 2011 are $ 80.3 million and $ 102 million respectively.

(c)	As to the realization of Diners option see note 10(b).

NOTE 14 – TRADE RECEIVABLES, INVENTORIES AND OTHER RECEIVABLES:

a. Trade receivables

	December 31
	2010	2011
	NIS in thousands
Trade receivables	1,772,500	1,632,727
Less: provision for impairment of trade receivables	(40,753)	(56,577)
	1,731,747	1,576,150

As of December 31, 2011, trade receivables of NIS 30,273 (2010: NIS 37,476) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. The aging analysis of these trade receivables is as follows:

	December 31
	2010	2011
Supermarkets segment	NIS in thousands
Up to 3 months	4,820	1,437
3 to 6 months	6,895	184
	11,715	1,621

	December 31
	2010	2011
Non-food segment	NIS in thousands
Up to 6 months	2,931	2,404
7 to 12 months	5,323	2,474
	8,254	4,878

	December 31
	2010	2011
Commercial and fueling sites segment	NIS in thousands
Up to 3 months	8,562	13,364
3 to 12 months	4,029	5,376
More than 12 months	4,916	5,034
	17,507	23,774

As of December 31, 2011, trade receivables of NIS 134,116 thousands (2010: NIS 51,159 thousands) were impaired and provided for. The amount of the provision was NIS 56,577 thousands as of December 31, 2011 (2010: NIS 40,753 thousands). The individually impaired receivables mainly relate to individual customers, which have unexpectedly encountered difficult situations. It was assessed that a portion of the receivables is expected to be recovered. The ageing of these receivables is over 12 months.

NOTE 14 – TRADE RECEIVABLES, INVENTORIES AND OTHER RECEIVABLES (continued):

Movements in the Company's provisions for impairment of trade receivables are as follows:

	December 31
	2010	2011
	NIS in thousands
At January 1	38,649	40,753
Provisions made during the period, see also note 36f	8,648	19,744
Unused amounts reversed	(3,763)	(1,441)
Receivable written off during the year as uncollectible	(2,781)	(2,478)
At December 31	40,753	56,577

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

b. Other receivables

	December 31
	2010	2011
	NIS in thousands
Prepayments	13,443	14,776
Related parties, see note 35	33,901	168,642
Government authorities	14,194	8,901
Advances to suppliers and others	22,002	7,476
Current maturities of loans receivable	10,699	8,473
Receivables in respect of gift certificates	16,646	30,159
Other	51,714	56,973
	162,599	295,400

The fair value of other receivables is usually identical or close to their carrying value.

c. Inventories

1) Inventories presented in current assets:

	December 31
	2010	2011
	NIS in thousands
Fuel and oil products	102,136	105,338
Consumer (including non-food) products	578,160	571,252
	680,296	676,590

NOTE 14 – TRADE RECEIVABLES, INVENTORIES AND OTHER RECEIVABLES (continued):

2)     Real estate inventories (presented as non-current assets)

Representing approximately 240-dunam parcel of property in Point-Wells near Seattle, Washington, USA, acquired by BSRE from a related party (see note 35a.6); BSRE has also signed a development agreement with the related party to initiate and promote a detailed plan for the approval of the building of at least 2,000 residential units on the land. BSRE is operating to change the zoning of the land from heavy industrial use to urban center zoning, and so far has received an "in principal" approval for the zoning change from the Snohomish County (which has the jurisdiction for the area where the land is located; hereinafter – the County) which was statutorily effected in the Urban Centers Code Ordinance. In March 2011, a detailed plan for the construction of residential and public areas and detailed plans for the development of the land were submitted to the County planning committee. Following objections received, the County has been given a year to make certain adjustments to the principal plan. Through December 31, 2011, BSRE invested $ 4.8 million ((NIS 18.3 million) in the development of property rights and capitalized borrowing costs of $ 1.9 million (NIS 7.3 Million) (of which $ 3.3 million and $ 0.68 million, relate to 2010, respectively).

The property serves primarily as a plant for storage and distribution of fuel and oils by the related party, and is rented to the related party for a period of up to 10 years. According to the development agreement, all demolition and contamination cleanups required for the land will be the responsibility of the related party and on its account; the related party will also compensate BSRE for any damages incurred in connection with such activities. In case BSRE was to sell the land the related party will participate in the consideration net of costs as defined in the agreement , see note 35a.b.

NOTE 15 – CASH, CASH EQUIVALENTS AND DEPOSITS:

a. Cash and cash equivalents

	December 31
	2010	2011
	NIS in thousands
Cash at bank and on hand	70,232	50,730
Bank deposits with original maturities of three months or less	55,724	25,721

	125,956	76,451

Cash, cash equivalents and bank overdrafts include the following for the purposes of the statement of cash flows:

	December 31
	2010	2011
	NIS in thousands
Cash and cash equivalents	125,956	76,451
Bank overdrafts, see note 21	(21,825)	(2,701)
	104,131	73,750

NOTE 15 – CASH, CASH EQUIVALENTS AND DEPOSITS (continued):

b.Short-term deposits

	December 31
	2010	2011
	NIS in thousands
Deposits at suppliers (1)	72,776	77,329
Short term deposits relating to debentures (2)	25,198	16,073
Bank deposits (3)	110	10,540
	98,084	103,942

(1)	Linked to the U.S. Dollar, bearing interest of LIBOR plus 1.1%. deposit used as a security for suppliers.

(2)	Deposit used as security for debentures – see also note 21.
(3)	Bearing interest of 2.6%.

NOTE 16 – LOANS RECEIVABLE

	December 31
	2010	2011
	NIS in thousands
Loans to proportionally jointly controlled companies (1)	53,206	55,908
Loans to the Fuel Administration (2)	29,943	31,091
Loans to others (3) (4)	103,593	104,128
	186,742	191,127
Less current maturities	10,699	8,473
	176,043	182,654

(1)	Including NIS 31,994 thousand relating to the Wholesale Market project bearing interest of 3% – see also note 11.

(2)	The loan to the Fuel Administration is included in accordance with the Control of Commodities and Service Order (Settlements in the Fuel Economy), 1988.

(3)	Mainly owners of fueling stations to which the Company supplies fuel. As at December 31, 2011 and 2010 the amount includes a single debtor balance of NIS 19.3 million and 21.8 million respectively.

(4)	As of December 31, 2011 and 2010 includes a loan to a related party of NIS 38.3 million and NIS 37.3 million, respectively. The loan is linked to the Israeli CPI, bears interest of 5% and matures in January 2015.

The fair value of these loans at December 31, 2011 is NIS 183 million.

NOTE 16 – LOANS RECEIVABLE (continued)

The long term loans are receivable in the years subsequent to the statement of financial position date as follows:

	December 31
	2010	2011
	NIS in thousands
Second year	4,874	5,246
Third year	4,805	3,252
Fourth year	3,802	40,130
Fifth year	39,373	2,639
Sixth year and afterwards	47,013	51,396
Without stated maturity date	76,176	79,991
	176,043	182,654

NOTE 17 – OTHER LONG TERM RECEIVABLES

	December 31
	2010	2011
	NIS in thousands
Restricted deposits (1)	22,428	104,781
Conditional grants to owners of fuel stations (2)	11,305	11,150
Prepaid rent (3)	11,764	10,518
Others	1,601	15,882
	47,098	142,331

(1)	Advanced payments from purchasers of apartments are deposited in a bank corporation in an account of the residence company. These deposits serve as collateral to the bank for bank guarantees that are provided by the residence company to the purchasers of apartments, and is not available for the Company's use except for VAT payments according to the agreement with the bank corporation. The deposits carry a weighted annual interest of 2.37% a year.

(2)	Includes mainly conditional grants the Company paid to the owners of land in connection with the construction of filling stations. The amounts will become grants after the end of the commitment period or during the period if the filling station owners meet their undertakings to operate the stations during the agreement period.

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

NOTE 17 – OTHER LONG TERM RECEIVABLES (continued)

(3)	The prepaid rent in respect of the commercial and fueling sites is amortized over the term of the lease.

As of December 31, 2011 the remaining term of the leases is between 2 and 12 years.

The use of these deposits is restricted to the uses determined in the purchase agreements.

NOTE 18 – EQUITY

Number of
Shares issued
At January 1, 2009	43,372,819
Change during 2009:
Issuance of shares upon conversion of convertible debentures	344,239
At December 31, 2009	43,717,058
Change during 2010:
Issue of shares as part of business combination	20,327,710
Exercise of options	759,051
Issuance of shares upon conversion of convertible debentures	1,187,060
At December 31, 2010	65,990,879
Change during 2011:
Exercise of options	143,582
Issuance of shares upon conversion of convertible debentures	26,399
At December 31, 2011	66,160,860

The total authorized number of ordinary shares as of December 31, 2011 and 2010 is 100 million shares with a par value of NIS 1 per share. All issued shares are fully paid.

In July 1996, the Company completed a global offering of 6,900,000 American Depositary Shares (ADS), with each ADS representing one Ordinary share, at a price per share of $11. In addition, in June 1999, 1,500,000 ADSs were issued upon the exercise of stock options.

The ADSs are traded on the New York Stock Exchange (NYSE). The ADSs represent 3% of the outstanding Ordinary Shares of the Company as of December 31, 2011. As of December 31, 2011 the shares are quoted at $ 3.97 per ADS.

Commencing November 2000, the Company’s shares have also been listed for trade on the Tel Aviv Stock Exchange. As of December 31, 2011 the shares are quoted at NIS 13.52 per ordinary share.

During 2011, 2010 and 2009, convertible debentures of the Company with par value of NIS 167 thousands, 11,268 thousands and 6,917 thousands were converted into 27,399, 1,187,060 and 344,239 ordinary shares.

On October 3, 2010 in consideration for the acquisition of Dor Alon (see note 6 above) the Company issued 20,327,710 ordinary shares.

During the year ended December 31, 2011 and 2010 the Company purchased 117,545 treasury shares with a cost of NIS 4 million and 89,888 treasury shares with a cost of NIS 4.3 million respectively. (Relating to shares acquired by executives upon their exercise of vested options granted to them under the company's 2008 share option plan).

NOTE 18 – EQUITY (continued):

The total number of treasury shares held by the Company at December 31, 2011 and 2010 is 207,433 shares and 89,888 shares, respectively.

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

Following are details of options granted under the plan during the reported periods:

Grant date	Options granted	Exercise price at grant date (NIS)	Share price (NIS)	Average fair value (NIS)*
March 2008	2,452,500	36.15	36.15	6.12
March 2008 (executives)	2,200,000	39.06	36.15	5.57
May 2008 (executives)	140,000	39.06	46.0	13.2
August 2008	135,000	36.15	36.23	6.7
August 2008 (executives)	100,000	39.06	36.23	6.1
March 2009	63,000	34.42	23.74	3.1
July 2009	92,000	34.42	32.53	7.7
August 2009 (executives)	80,000	37.33	33.85	8.0
March 2010 (executives)	20,000	47.70	45.35	10.9
March 2010	274,000	47.70	45.35	11.6
March 2011 (executives)	290,000	36.51	31.64	9.02

*	The fair value of the options was computed using the Black & Scholes option-pricing model using the following assumptions:

NOTE 18 – EQUITY (continued):

Grant date	Expected dividend yield (%)	Expected volatility (%)	Risk free interest rate (%)	Expected term until exercise (years)
March 2008	6.4	28	4.5	2-3
March 2008	6.4	28	4.5	2.5-3.5
May 2008	6.4	29	5.1	2.5-3.5
August 2008	7.5	30	5.1	2-3
August 2008	7.5	30	5.1	2.5-3.5
March 2009	6.5	43	2.3	2-3
July 2009	6.5	45	2.5	2-3
August 2009	6.5	43	3.0	2.5-3.5
March 2010	4.0	43	2.9	2.5-3.5
March 2010	4.0	43	2.9	2.1-3.1
March 2011	4.0	38	3.8	2.5-3.5

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

Compensation expense included in the consolidated statements of income in respect of the Company's options plan, amounts to NIS 11.7 million, NIS 6.5 million and NIS 3.2 million for the years 2009, 2010 and 2011, respectively.

Average exercise prices are as follows:

	Average exercise price per share * (NIS)	Number of options (thousands)
At January 1, 2009	35.88	4,869
Granted	35.41	235
Forfeited	36.35	(614)
At December 31, 2009	35.79	4,490
Granted	41.55	294
Exercised	35.80	(2,837)
Forfeited	35.36	(81)
At December 31, 2010	30.71	1,866
Granted	36.51	290
Exercised	27.64	(751)
Forfeited	29.80	(701)
At December 31, 2011	36.13	704
Options that can be exercised at December 31, 2011	29.76	87

NOTE 18 – EQUITY (continued):

Share options outstanding at the end of the year have the following expiry date and exercise prices:

	Number of options (thousands)	Range of exercise prices (NIS)*	Average of expiry date (years)

December 31, 2010	1,866	27.62 - 41.55	0.6
December 31, 2011	704	26.85 - 40.98	0.3

*	After adjusting the option exercise price at the rate of 50% of cash dividends distributed.

Share options plans in subsidiaries

a.	In August 2008, BSRE's Board of Directors resolved to adopt a share options plan for executives of BSRE. The total number of shares reserved for issuance under the plan is 250,000 shares. All exercises of options under the plan are to be on a cashless basis. Each option can be exercised to purchase one ordinary share of NIS 1 par value of BSRE. Immediately upon allotment, the ordinary shares issued upon exercise of the options will have the same rights as other ordinary shares of BSRE. The exercise price of the option is set at the grant date according to the average quoted price of BSRE's ordinary share during the 30 trading days before the date of the grant.

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

NOTE 18 – EQUITY (continued):

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

Compensation included in the consolidated statements of income in respect of BSRE option plan amounts to NIS 0.4 million, NIS 0.3 million and NIS 0.1 million for the years 2009, 2010 and 2011, respectively.

In October 2010, BSRE granted 18,077 shares in BSRE upon the exercise of options in consideration for their par value. In February 2011, following the exercise of part of the options in BSRE, BSRE granted 19,840 shares in BSRE in consideration for their par value.

In February 2012, following the exercise of the option in BSRE, BSRE granted 16,181 shares in BSRE in consideration for their nominal value.

In august 2011, BSRE's Board of Directors resolved to adopt a share options plan for executives of BSRE. The total number of shares reserved for issuance under the plan is 125,000 shares under the same terms as determined on the 2008 BSRE option plan.

As of December 31, 2011, none of the options above were granted.

b.	Dividends per share

On December 29, 2011, the Company paid dividend per share of NIS 1.13.

During the year 2010, the Company paid dividends per share of NIS 1.70 on February 25 and NIS 12.31 on October 18.

Regarding capital risk management, see also note 3.

NOTE 19 – OTHER RESERVES:

	Available for sale investments	Currency translation differences	Capital reserve arising from transactions with non controlling interests	Total
At January 1, 2009	(261)	-	-	(261)
Change in other reserves:
Available for sale investments	5,937	-	-	5,937
At December 31, 2009	5,676			5,676
Change in other reserves:
Available for sale investments	(6,253)	-	-	(6,253)
Transactions with non controlling interests	-	-	(6,943)	(6,943)
Currency translation differences	-	(5,019)	-	(5,019)
At December 31, 2010	(577)	(5,019)	(6,943)	(12,539)
Change in other reserves
Available for sale investments	(1,082)	-	-	(1,082)
Transactions with non controlling interests	-	-	(1,320)	(1,320)
Currency translation differences	-	5,269	-	5,269
At December 31, 2011	(1,659)	(250)	(8,263)	(9,672)

NOTE 20 – OTHER ACCOUNT PAYABLES AND ACCRUED EXPENSES:

	December 31
	2010	2011
	NIS in thousands
Payroll and related expenses and other employee benefits	162,159	156,710
Government authorities	133,944	148,121
Liability in respect of gift certificates	149,465	165,911
Accrued expenses	152,100	138,652
Other	88,779	121,591
Total	686,447	730,985

NOTE 21 - LOANS FROM BANKS AND OTHERS, DEBENTURES AND CONVERTIBLE DEBENTURES:

Composition

	December 31
	2010	2011
	NIS in thousands

Loans from banks and other (1)	2,167,214	2,589,057
Debentures (2)	2,313,895	2,246,690
Convertible debentures (2)	189,768	118,909
	4,670,877	4,954,656

(1) Loans from banks and others:

	December 31
	2010	2011
	NIS in thousands
Current liabilities:
Bank overdrafts (note 15)	21,825	2,701
Bank loans	408,959	994,727
Commercial paper *	39,500	39,500
Current maturities of non-current loans	297,771	311,642
	768,055	1,348,570

Non-current liabilities:
Bank loans and other loans**	1,399,159	1,240,487
	2,167,214	2,589,057

NOTE 21 - LOANS FROM BANKS AND OTHERS, DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

*	On June 30, 2009 the Company issued commercial paper to institutional investors in an amount of NIS 40 million for a period of four years. The commercial paper bears a variable annual interest and is repayable every six months at the demand of the holders. Until December 31, 2011 the Company redeemed NIS 500 thousand. As of the date of approval of the financial position, the Company redeemed NIS 27,450 thousands.

**	Including a loan of NIS 129,000 thousand and 55,000 thousands in 2010 and 2011 respectively from the controlling shareholder due in 2013. The loan is unlinked and bears interest of 3% as of December 31, 2011.

Composition and details of liabilities based on interest rates and linkage terms

	December 31
	Weighted average interest rate (a)	2010	2011
	%	NIS in thousands

NIS - Linked to the Israeli CPI	3.78%	783,738	665,149
NIS - linked to the Israeli CPI and bears a variable annual interest rate	4.90%	236,501	225,385
NIS - Unlinked and bearing a fixed annual interest rate	6.60%	179,846	120,806
NIS - Unlinked and bearing a variable annual interest rate	4.63%	967,129	1,577,717
		2,167,214	2,589,057

(a)	Weighted average interest rate, as of December 31, 2011. See also d. below.
(b)	The long-term loans net of current maturities are repayable in the years subsequent to the statement of financial position date as follows.

	December 31
	2010	2011
	NIS in thousands
Second year	393,788	313,803
Third year	186,293	169,417
Fourth year	132,081	141,099
Fifth year and afterwards	686,997	616,168
	1,399,159	1,240,487

NOTE 21 - LOANS FROM BANKS AND OTHERS, DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

(c)	The carrying amounts and fair value of the non-current loans are as follows:

	December 31
	2010	2011	2010	2011
	NIS in thousands
	Carrying amount		Fair value (*)
Bank and other loans	1,696,930	1,552,129	1,690,893	1,505,615

(*) The fair values of long-term loans are based on cash flows discounted using a rate based on the capitalization rate of 5.4% (2010: 3.7%).

The carrying amounts of short-term loans approximate their fair value.

(d)   Financial covenants

Blue Square has a loan with total of approximately NIS 192 million as at December 31, 2011, regarding which Blue Square have undertaken to meet certain financial covenants. As of December 31, 2011, Blue Square met the above mentioned covenants.

The terms of NIS 200 million loan to Blue Square provide for the bank to add 0.25% to the interest rate, in the event that a rating company (Standard & Poor's Maalot or Midroog) reduces the Company’s rating by two grades. Additional 0.25% will be added in the event that the rating of the Company reduces to BBB under Maalot rating or Baa2 under Midroog rating. Below BBB or Baa2 rating will entitle the bank to call the loan for repayment.

BSRE have a loan with a total balance of NIS 225.4 million, whereby the company have undertaken to meet certain financial covenants. As of December 31, 2011, BSRE met the above mentioned covenants.

Dor Alon's subsidiaries have loans with a total balance of approximately NIS 113.3 million as at December 31, 2011 for which they have undertaken to meet certain covenants. As at December 31, 2011 Dor Alon's subsidiaries met the covenants.

Bee Group and its subsidiaries have loans with a total of approximately NIS 112.7 million as at December 31, 2011, whereby the companies have undertaken to meet certain financial covenants. These financial covenants include a limitation on the distribution of dividends. As of December 31, 2011, except for a loan balance of NIS 69 million of a subsidiary, for which a bank waiver was received through December 31, 2012, Bee group and the rest of its subsidiaries met their covenants.

NOTE 21 - LOANS FROM BANKS AND OTHERS, DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

(2) Debentures and convertible debentures

		Weighted Average
		interest rates at	December 31
		December 31, 2011	2010	2011
Debentures	Ref		NIS in thousands
The Company:
Alon Holdings Blue Square (Series A)	d(1) (a)	5.90%	232,916	238,846
Alon Holdings Blue Square (Series C)	d(1)(c)	2.50%	100,373	94,355
			333,289	333,201
Blue Square Real Estate:
Marketable debentures-Blue Square Real Estate (Series B)	d(3)(b)	4.70%	868,895	891,054
Marketable debentures-Blue Square Real Estate (Series C)	d(4)	4.20%	307,429	291,623
Marketable debentures-Blue Square Real Estate (Series D)	d(5)	4.50%	112,083	114,942
			1,288,407	1,297,619
Dor Alon Energy:
Marketable debentures-Dor Alon Energy (Series B)	d(7)	5.00%	341,090	279,832
Marketable debentures-Dor Alon Energy (Series C)	d(8)	4.29%	81,000	81,000
Marketable debentures-Dor Alon Energy (Series D)	d(9)	6.25%	139,000	139,000
Debentures of Dorgat Batuchot ltd.*	d(10)	4.95%	73,112	68,729
Dor Debentures*	d(11), d(12)(1)	6.45%	73,529	72,169
Total			707,731	640,730
			2,329,427	2,271,550
Less- amount of discount (net of
accumulated amortization)			(15,532)	(24,860)
			2,313,895	2,246,690
Less-current maturities			(130,802)	(212,643)
			2,183,093	2,034,047
Convertible debentures
Alon Holdings Blue Square (Series B)	d(1)b, c		2,330	-
Blue Square Real Estate (Series A)	d(3)a, d	6.25%	112,227	115,058
Dor Alon Energy (Series A)	d(6)	5.00%	61,017	-
Total			175,574	115,058
Conversion component at fair value	a)		9,011	169
Premium (net of amortization)			5,183	3,682
Total			189,768	118,909
Less-current maturities			(71,967)	(83)
			117,801	118,826

NOTE 21 - LOANS FROM BANKS AND OTHERS, DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

a)	Conversion component of convertible debentures

The conversion component of the convertible debentures is calculated based on a binomial model with using the following assumptions:

	December 31, 2010		December 31, 2011
	The company	BSRE	BSRE
Discount rate	3.0%	2.93%	1.24%
Share price (NIS)	31.40	94.67	69
Standard deviation of the share price	28.18%	34.79%	34.10%

b)	Repayment dates of debentures and convertible debentures (excluding discount or premium)

	December 31
	2010	2011
	NIS in thousands
First year - current maturities	181,533	201,194
Second year	186,981	494,258
Third year	483,274	494,427
Fourth year	483,375	414,925
Fifth year and afterwards	1,169,838	781,804
Total	2,505,001	2,386,608

c)	The carrying amounts and fair value of the debentures and the convertible debentures are as follows:

	December 31
	2010	2011	2010	2011
	NIS in thousands
	Carrying amount		Fair value*
Debentures	2,313,895	2,246,690	2,479,221	2,262,270
Convertible debentures	189,768	118,909	201,030	122,083
Total	2,503,663	2,365,599	2,680,251	2,384,353

*	The fair values of debentures and convertible debentures, both marketable and not marketable, are based on market prices and cash flows discounted using a rate based on the capitalization rate of between 1.9% and 4.3%.

NOTE 21 - LOANS FROM BANKS AND OTHERS, DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

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

As to the conversion of convertible debentures into shares, see note 18.

Other terms:

i)	The terms of the debentures (Series A and Series B) provide that in the event that the shares of the Company are delisted from trading on the TASE, and/or in the event that the shares of the Company are no longer held by the public and/or in the event that Standard & Poor's Maalot ("S&PMaalot") reduces the Company’s rating to BBB or lower, then within three months from one of the above mentioned events the Company, subject to the then prevailing law, will offer to acquire the debentures at a price equivalent to the price of debentures of the same type reflecting a return of 2.5% in excess of the return on Government debentures with an average life similar to the remaining average life of the debentures of that series as of the date of the offer, but in no event will the price exceed the carrying value of the debentures of that series.

NOTE 21 – LOANS FROM BANKS AND OTHERS, DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

ii)	On April 26, 2010 Standard & Poors Maalot entered the rating for the debentures of the Company and BSRE of ilA+ into Credit Watch with negative outlook, due to the Wholesale Market transaction of BSRE. On October 26, 2010, Standard & Poors Maalot reduced the rating for the Company's debentures from ilA+ to ilA-. Also, on this date, the Company and BSRE announced they would terminate their rating agreements with Standard & Poors Maalot. From that date, Midroog (a subsidiary of Moody's) will be the rating agency that will continue to rate the Company's and BSRE's debentures.

iii)	As of January 18, 2012, the debentures were reduced from A1 to A2 stable by the rating agency Midroog.

2)	On November 9, 2010, following the filing of a Shelf Offering Report, the Company completed its public tender of Series C par value NIS 100 million CPI linked debentures bearing annual fixed interest of 2.5% payable in two semi-annual payments on May 4 and November 4 in each of the years 2011 to 2022. The principal will be repaid in 12 equal payments on November 4 of each of the years 2011 to 2022 (inclusive). The debentures were issued at a discount of 3.2% and for a consideration of NIS 96.8 million. Subsequent to December 31, 2011, Series C debentures was expanded by way of private placement- see note 36e.

Other terms:

i.	As of January 18, 2012, the debentures were reduced from A1 to A2 stable by the rating agency Midroog.

BSRE

1)	Pursuant to prospectus dated August 16, 2006, BSRE issued NIS 875 million par value debentures:

(a)	100 million registered convertible debentures (Series A) of NIS 1 par value each.

These debentures are to be redeemed in four equal annual installments on August 31 of each year in the period from 2013 through 2016. The Series A debentures are linked (principal and interest) to the CPI and bear interest at an annual rate of 6.25%, which is payable every six months, on February 28 and August 31 of each year from 2007 until the final redemption of the debentures. The Series A debentures are convertible into registered BSRE ordinary shares of NIS 1 par value at any time through August 16, 2016, except during the periods from August 17 through August 31 in each of the years between 2013-2015 (inclusive). The conversion rate for these debentures as at December 31, 2011 was NIS 247.84 par value of debentures per share.

NOTE 21 – LOANS FROM BANKS AND OTHERS, DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

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

The annual effective interest rate on the debentures, taking into account the issuance expenses as above, is 6.43%.

(d)	300 million registered debentures (Series C) of NIS 1 par value each.

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

NOTE 21 – LOANS FROM BANKS AND OTHERS, DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

The terms of the debentures determine that in case Midroog Ltd. or another rating agency were to reduce the BSRE's rating to A3 the annual interest rate will increase by 0.35%. In case BSRE's rating was to be reduced further then the annual interest rate will increase by 0.35% multiplied by the number of notches that the Company's rating is reduced below A3.

Subsequent to December 31, 2011, Series D debentures was expanded by way of private placement – see note 36a

3)	As December 31, 2011 BSRE's (Series A, B, C and D) debentures were rated by Midroog at A1 with a negative outlook.

Dor Alon

1)	Dor Alon (Series A)

In accordance with a prospectus dated May 29, 2005, these convertible debentures with a par value at the date of issue of NIS 325,005 thousand are linked (interest and principal) to the Israeli CPI and bear interest of 5% per annum. As December 31, 2010 the par value of the remaining debentures was NIS 61,017 thousand, which were repaid during 2011.

2)	Dor Alon (Series B)

In accordance with a prospectus dated May 29, 2005, these debentures with a par value of NIS 585,220 thousand are linked (principal and interest) to the Israeli CPI. The interest of 5% per annum is repayable in semi-annual installments on May 31 and November 30 until May 2015. The principal balance at December 31, 2011 was NIS 279,832 thousand, which is repayable at annual payments on May 31 over five years, with NIS 68,218 thousand each year.

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

Series A, B, C and D of Dor Alon debentures, are not secured. As December 31, 2011 the debentures are rated as A2 in the surveillance list with negative outlook.

NOTE 21 – LOANS FROM BANKS AND OTHERS, DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

5) Dorgas Batuchot Ltd.

These debentures with a par value at the date of issue of NIS 96,000 thousand are linked (principal and interest to the Israeli CPI). The debentures bear a fixed rate of annual interest of 4.95%. The principal balance at December 31, 2011 was NIS 68,729 thousand, which is repayable over the first year at rate of NIS 9,372 thousand and over the next seven years at a rate of 7,810 thousand per annum with NIS 4,687 thousand in the ninth year. As at December 31, 2011 these debentures are rated Aa2.

6) Dor Debentures

These debentures (Series 1 and Series 2) with a par value at the date of issue of NIS 75 million were issued to institutional investors. At December 31, 2011 the debentures are rated A.

e) Covenants for debentures and convertible debentures

1.	The debentures issued by Dor Debentures and Dorgas Batuchout include the requirement to meet certain covenants. As at December 31, 2011 the covenants for Dor Debentures (Series 2) and Dorgas Batuchot were met.

2.	As at December 31, 2011 Dor Debentures did not meet the covenants relating to the Series 1 debentures issued by Dor Debentures. At the request of the trustee, the Company provided a bank guarantee of NIS 15.5 million that was valid up to January 30, 2012 and was extended to July 2012 (see also note 34f below). During the period to July 2012, the Company and the trustee will establish whether to change the terms of the original covenants. As a result a liability amounting to NIS 7.9 million was classified as current liabilities as at December 31, 2011.

NOTE 22 – OTHER LIABILITIES:

	December 31
	2010	2011
	NIS in thousands
Rental contracts and value of unfavorable terms of operating leases	173,713	149,009
Advances from purchasers of apartments (see also note 11)	22,428	102,704
Other	3,842	12,884
	199,983	264,597

NOTE 23 – DEFERRED INCOME TAX:

a.	Deferred tax assets and liabilities, as presented in the statement of financial position (after offsetting) are expected to be recovered or settled, as follows:

	December 31
	2010	2011
	NIS in thousands
Deferred tax assets:
Deferred tax asset to be recovered after more than 12 months	26,191	46,940
Deferred tax asset to be recovered within 12 months	39,827	57,381
	66,018	104,321
Deferred tax liabilities:
Deferred tax liability to be recovered after more than 12 months	(95,556)	(152,701)
Deferred tax liability to be recovered within 12 months	(8,373)	(10,094)
	(103,929)	(162,795)
Deferred tax liabilities, net	(37,911)	(58,474)

The deferred taxes are computed at the tax rates of 25%. (2010:18%-24%). The increase in tax rate in 2011 results from the change in tax law enacted in December 2011 – see also note 30.

NOTE 23 – DEFERRED INCOME TAX (continued):

b.	The gross movement on the deferred income tax account is as follows:

	Year ended December 31
	2009	2010	2011
	NIS in thousands
Balance at January 1	(16,893)	(11,288)	(37,911)

Statement of income charge	9,587	(1,705)	(21,875)
Additions in respect of companies consolidated for the first time	453	(26,561)	-
Tax charged directly to other comprehensive income	(4,435)	1,643	1,312
Balance at December 31	(11,288)	(37,911)	(58,474)

c.	The movement in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred tax liabilities	Depreciable property and equipment and investment property	Intangible assets and other	Total
	NIS in thousands
Balance at january 1, 2009	(43,512)	(14,704)	(58,216)

Charged (credited) to the statement of income	10,808	1,174	11,982
Additions in respect of companies consolidated for the first time	-	(1,901)	(1,901)
Credited directly to OCI (see note 30)	-	(2,622)	(2,622)
Balance at December 31, 2009	(32,704)	(18,053)	(50,757)

Credited to the statement of income	(3,518)	1,697	(1,821)
Additions in respect of companies consolidated for the first time	(14,154)	(31,432)	(45,586)
Charged directly to OCI (see note 30)	-	1,628	1,628
Balance at December 31, 2010	(50,376)	(46,160)	(96,536)

Credited to the statement of income	(43,042)	(11,553)	(54,595)
Charged directly to OCI (see note 30)	-	(1,676)	(1,676)
Balance at December 31, 2011	(93,418)	(59,389)	(152,807)

NOTE 23 – DEFERRED INCOME TAX (continued):

Deferred tax assets	Provisions for employee rights	Carry forwards tax losses	Derivative instruments	Provision for impairment of trade receivables	Total
Balance at January 1, 2009	30,859	6,825	3,639	-	41,323

Charged (credited) to the income statement	(4,076)	8,464	(6,783)	-	(2,395)
Additions in respect of companies consolidated for the first time	-	2,354	-	-	2,354
Charged directly to OCI	(1,813)	-	-	-	(1,813)
Balance at December 31, 2009	24,970	17,643	(3,144)	-	39,469

Charged (credited) to the income statement	(2,226)	4,687	(2,672)	327	116
Additions in respect of companies consolidated for the first time	2,731	4,025	-	12,269	19,025
Charged directly to OCI (see note 30)	15	-	-	-	15
Balance at December 31, 2010	25,490	26,355	(5,816)	12,596	58,625

Charged (credited) to the income statement	5,269	18,612	9,247	(409)	32,720
Charged directly to OCI (see note 30)	2,988	-	-	-	2,988
Balance at December 31, 2011	33,747	44,967	3,431	12,187	94,333

Losses for tax purposes, carried forward to future years

As of December 31, 2011, 2010 and 2009 the Company and subsidiaries have operating tax loss carry forwards of approximately NIS 301 million, NIS 205 million and NIS 123 million, respectively. The balance of carry forward losses, in respect of which deferred tax assets were not included, amounted to NIS 128 million, NIS 84.9 million and NIS 41 million as of December 31, 2011, 2010 and 2009, respectively. In addition, the Company and its subsidiaries have capital loss tax carry forwards of approximately NIS 32 million, NIS 30.7 million and NIS 32.5 million as of December 31, 2011, 2010 and 2009, respectively. The tax benefit in respect of capital tax loss carry forwards amounting to NIS 31.6 million has not been recorded due to uncertainty of their realization.

For tax rate and changes in tax rates, see note 30 (a)(2).

NOTE 24 – RETIREMENT BENEFIT OBLIGATIONS:

a.	Composition of the liability for defined benefit plans:

	December 31
	2010	2011
	NIS in thousands
Statement of financial position obligations for:
Present value of funded obligation	405,409	416,056
Provision in respect of unutilized sick leave	35,308	37,725
	440,717	453,781
Fair value of the plan assets	389,225	391,536

Total present value of the obligation, net	51,492	62,245

b.	Changes in the liability for defined benefit plans:

	2009	2010	2011
	NIS in thousands
Liability in respect of defined benefit plans at January 1	326,754	369,603	440,717
Acquisition of subsidiary consolidated for the first time	-	29,205	-
Benefits paid	(38,252)	(24,901)	(35,746)
Current service costs	31,657	38,868	42,567
Actuarial losses (gains)	33,168	7,414	(15,523)
Interest costs	16,276	20,528	21,766
Liability in respect of defined benefit plans at December 31	369,603	440,717	453,781

c.	Changes in plans assets:

	2009	2010	2011
	NIS in thousands
Fair value of plan assets at January 1	276,843	322,354	389,225
Acquisition of subsidiary consolidated for the first time	-	27,753	-
Employer contributions paid into the plan	28,750	30,868	37,036
Actuarial gains (losses)	35,287	6,850	(26,203)
Benefits paid	(31,299)	(18,265)	(28,392)
Expected return on plan assets	12,874	18,561	19,902
Other adjustments	(101)	1,104	(32)
Fair value of plan assets at December 31	322,354	389,225	391,536

NOTE 24 – RETIREMENT BENEFIT OBLIGATIONS (continued):

The actual return (loss) on plan assets was NIS (6,301) thousands (2010 – NIS 25,411 thousands, 2009-NIS 48,161, 2008-NIS (6,110)).

Expected contributions to post-employment benefit plans for the year ending December 31, 2012 are approximately NIS 44,742 thousand.

The accumulated amount of actuarial gains (losses) that were recognized in the OCI as of December 31, 2011, 2010, 2009 and 2008 is NIS (17,945) thousands, NIS (10,253) thousands, NIS (9,976) thousands and (10,992) thousands, respectively.

d.	Expense recognized in the income statement in respect of defined benefit plans:

	Year ended December 31
	2009	2010	2011
	NIS in thousands
Current services costs	31,657	38,868	42,567
Interest cost	16,276	20,528	21,766
Expected return on plan assets	(12,874)	(18,561)	(19,902)
Other adjustments	101	(1,104)	(32)
	35,160	39,731	44,399

The expense recognized in the statement of income for defined contribution plans was NIS 7,706 thousands in 2011, NIS 2,671 thousand in 2010 and NIS 2,227 in 2009 respectively.

e.	The expenses were included in the following statement of income items:

	Year ended December 31
	2009	2010	2011
	NIS in thousands
Selling, general and administrative expenses	31,758	37,764	42,535
Financial (income) expenses	3,402	1,967	1,864
	35,160	39,731	44,399

The principal actuarial assumptions used were as follows:

	December 31
	2010	2011
Discount rate	4.7%-5.3%	4.4% - 5.1%
Inflation rate	2.7%	2.5%
Expected return on plan assets	4.7%-5.8%	4.45% – 5.6%
Future salary increases	2.6%-7.7%	1% - 7.7%
Rates of employee turnover	4%-60%	1% - 80%

Assumptions regarding future mortality rates are based on actuarial advice in accordance with published statistics and past experience in Israel. Mortality rates are based on the pension circular 2007-3-6 of the Ministry of Finance.

NOTE 25 – PROVISION FOR OTHER LIABILITIES AND CHARGES:

	Termination benefits	Real estate related disputes (1)	Legal claims	Total
	NIS in thousands
At January 1, 2010	-	2,400	48,898	51,298
Acquisition of subsidiary consolidated for the first time	-	-	6,452	6,452
Provisions capitalized to property and equipment	-	15,730	-	15,730
Charged (credited) to the income statement:
Provisions made during the year	282	-	10,999	11,281
Provisions reversed during the year	-	-	(500)	(500)
Provisions used during the year	-	-	(12,391)	(12,391)
At December 31, 2010	282	18,130	53,458	71,870
Provisions capitalized to property and equipment	-	1,090	-	1,090
Charged (credited) to the income statement:
Provisions made during the year	280	-	10,933	11,213
Unwind of discount		-	1,607	1,607
Provisions reversed during the year	-	-	(1,040)	(1,040)
Provisions used during the year	(562)	-	(5,912)	(6,474)
At December 31, 2011	-	19,220	59,046	78,266

(1) Provisions relating to disagreements with respect to lease fees required for assets where the lease term has ended, disagreements with respect to balances due to constructors or as to whether conditions for payment were met, and for development and construction levies that are under negotiation with the authorities.(see also note 32).

NOTE 26 – OTHER GAINS (LOSSES):

	Year ended December 31
	2009	2010	2011
	NIS in thousands
Other gains:
Capital gain in respect of changes in holdings of subsidiaries as a result of a reorganization (note 6b)	3,210	-	-
Gain from sale of property and equipment	1,451	81	1,358
Reversal of impairment provision, net	-	3,031	-
Other	38	146	-
	4,699	3,258	1,358
Other losses:
Loss from sale of property and equipment and other assets	4,750	6,043	3,500
Impairment provisions of property and equipment and intangible assets	19,981	3,977	7,426
Reorganization costs (see note 6b)	2,700	7,196	6,201
Dor Alon acquisition transaction costs	-	2,974	-
Other	5,372	7,998	2,450
	32,803	28,188	19,577
Other gains (losses), net	(28,104)	(24,930)	(18,219)

NOTE 27 – EXPENSES BY NATURE:

	Year ended December 31
	2009	2010	2011
	NIS in thousands
Change in inventories	(17,224)	49,910	3,706
Net purchases	5,175,890	6,093,415	9,405,086
Wages salaries and related expenses	780,332	836,544	1,037,231
Depreciation, amortization and impairment charges	165,248	206,945	273,746
Transportation and storage expenses	95,482	118,234	150,597
Advertising costs	82,070	120,854	90,982
Rent and maintenance expenses	226,517	306,059	505,918
Other expenses	599,796	530,361	738,455

Total cost of sales, selling general and administrative expenses	7,108,111	8,262,322	12,205,721

NOTE 28 – EMPLOYEE BENEFIT EXPENSES:

	Year ended December 31
	2009	2010	2011
	NIS in thousands
Wages, salaries, including social security costs	734,181	789,275	983,776
Share options granted to managers and employees	12,166	6,834	3,184
Post-employment benefits*	37,387	42,402	50,220
	783,734	838,511	1,037,180
Number of positions (100%)**	7,149	***9,890	9,465

*	Including employee benefit expenses that were charged to finance expenses.
**	In certain cases several employees share one 100% position, i.e., each employee works part time.
***	From October 3, 2010 the number of positions includes the number of employees of Dor Alon.

NOTE 29 – FINANCE INCOME AND EXPENSES:

	Year ended December 31
	2009	2010	2011
	NIS in thousands
Income:
Interests:
Interest income on short-term bank deposits	3,044	5,479	1,693
Interest income from bank and others	8,543	14,268	26,978
Net gain from marketable securities available for sale	14,165	21,861	9,897
Net gain from securities at fair value through profit and loss	10,000	14,063	11,983
Changes in fair value of derivatives:
Conversion component	-	-	4,804
Forward contracts on the Israeli CPI	21,283	2,322	-
Diners option	7,566	27,859	101,031
Embedded derivatives	179	-	451
	64,780	85,852	156,837

Expenses:
Interest and differences from linkage to the Israel CPI:
Bank borrowings	45,836	58,110	130,796
Debentures and convertible debentures	112,277	143,241	192,726
Bank commissions and others	9,971	8,218	19,877
Changes in fair value of derivatives:
Conversion component	8,659	31,248	-
Forward contracts on the Israeli CPI	-	-	9,569
Embedded derivatives	711	3,798	2,558
Net of capitalization of finance expenses	-	(8,768)	(22,687)
	177,454	235,847	332,839
Net finance cost	112,674	149,995	176,002

NOTE 30 – INCOME TAX EXPENSES:

a.	Corporate taxation of the Company:

Corporate taxation in Israel

1.	The Company and most of its subsidiaries are Israeli companies and act within the borders of Israel, hence, assessed by the corporate tax in Israel.

2.	Commencing tax year 2008, the results of operations for tax purposes of the Company and its subsidiaries are measured in nominal values. Through the end of tax year 2007, the results of operations of the Company and its subsidiaries were measured having regard to the changes in the CPI in accordance with the Income Tax (Inflationary Adjustments) Law, 1985 (hereafter – the inflationary adjustments law).

In February 2008, the Knesset (the Israeli parliament) passed a law according to which the provisions of Inflationary adjustments law will no longer apply to the Company in 2008 and thereafter.

3.	Tax rates

On July 14, 2009, the Knesset passed the Economic Efficiency Law (Legislation Amendments for Implementation of the 2009 and 2010 Economic Plan) – 2009, which provided, inter alia, an additional gradual reduction in the company tax rate to 18% as from the 2016 tax year. In accordance with the aforementioned amendments, the company tax rates applicable as from the 2009 tax year are as follows: In the 2009 tax year – 26%, in the 2010 tax year – 25%, in the 2011 tax year – 24%, in the 2012 tax year – 23%, in the 2013 tax year – 22%, in the 2014 tax year – 21%, in the 2015 tax year – 20% and as from the 2016 tax year the company tax rate will be 18%.

The effect of the change in the future tax rates was reflected in the results for the year 2009 by decrease in deferred tax liability and recognition in income from taxes in the amount of NIS 14.2 million.

On December 5, 2011 the Knesset approved the Law to Change the Tax Burden (Legislative Amendments) – 2011. According to the law the tax reduction that was provided in the Economic Efficiency Law, as aforementioned, will be cancelled and the company tax rate will be 25% as from 2012.

Current taxes for the periods reported in these financial statements are calculated according to the tax rates specified in the Economic Efficiency Law.

Deferred tax balances as at December 31, 2011 are calculated in accordance with the tax rates specified in the Law to Change the Tax Burden, at the tax rate expected on the date of reversal. The effect of the change in the tax rate on the financial statements as at December 31, 2011 is reflected in an increase in the deferred tax liability of NIS 34.4 thousand.

Capital gains are taxed at a rate of 25% on the capital gains derived after January 1, 2003 (as to marketable securities – that were acquired after January 1, 2006), and at the regular corporate tax rates on income derived through the aforementioned date.

NOTE 30 – INCOME TAX EXPENSES (continued):

Corporate taxation in other jurisdictions

A subsidiary company incorporated in the U.S. is subject to U.S. Federal, State and City taxes; weighted tax rate that apply to the subsidiary is approximately 35%.

b.	Tax assessments

1.	The Company has received final tax assessments for tax years through 2008. Some of the principal subsidiaries have received final assessments for tax years through 2004. For some of the subsidiaries, no final tax assessments have been received since their inception.

2.	As to deduction assessment for the years 2001-2004 and 2005-2008, see note 32.

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

In accordance with the law for the amendment of the Income Tax Ordinance (No. 174 – Temporary Order as to Tax Years 2007, 2008 and 2009), 2010 that was passed in the Knesset on January 25, 2010 (hereafter – the Temporary Order), Accounting Standard No. 29 issued by the Israel Accounting Standard Board would not apply upon determining the taxable income for tax purposes in respect of tax years 2007, 2008 and 2009; this would be the case even if the said accounting standard was applied for the said tax years in the financial statements.

The meaning of the Temporry Order is that IFRS would actually not be applied upon computation of the income reported for tax purposes for the said tax years.

A memorandum for the amendment of the income tax law was published in October 2011, which in general, adopts IFRS reporting for tax purposes, and require certain tax adjustments and reconciliations for tax purposes. Due to its late publishing, it is expected that it will only apply from tax year 2012, and that the Temporary Order, will be extended to years 2010 and 2011.

The Temporary Order did not have a material effect on the tax expenses reported in these financial statements.

NOTE 30 – INCOME TAX EXPENSES (continued):

d.	Taxes on income included in the income statements:

	Year ended December 31
	2009	2010	2011
	NIS in thousands
Current taxes:
Current tax on profits for the year	33,899	33,231	24,212
Adjustments in respect of prior years	(1,188)	1,351	501
Total current taxes	32,711	34,582	24,713
Deferred taxes (note 23)	(9,587)	1,705	21,875
Income tax expense	23,124	36,287	46,588

e.	The income tax charged (credited) to OCI during the year is as follows:

	Year ended December 31
	2009	2010	2011
	NIS in thousands
Deferred tax:
Tax on actuarial loss (gain) on post employment benefits scheme	(1,813)	15	2,988
Tax on fair value adjustments of available-for-sale financial assets	(2,622)	1,628	(1,676)
	(4,435)	1,643	1,312

The other items transferred to other comprehensive income do not have a tax affect

NOTE 30 – INCOME TAX EXPENSES (continued):

f.	The tax on the Company's profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	Year ended December 31
	2009	2010	2011
	NIS in thousands
Profit before tax	120,925	98,896	130,301
Theoretical tax expenses (26%, 25% and 24% respectively)	31,441	24,724	31,272
Tax effects of:
Realization of Diners option- see note 10b	-	-	(33,731)
Change in future tax rate	(14,189)	-	34,398
Difference between the measurement basis of income for tax purposes and the measurement basis of income for book purposes, net	(5,651)	(7,344)	4,667
Expenses not deductible for tax purposes, net	5,001	5,155	3,222
Utilization of previously unrecognized tax losses	(762)	(482)	(1,137)
Tax losses for which no deferred income tax asset was recognized	9,669	5,517	15,018
Tax benefit recorded for the first time on carry forward capital losses (gains)	(2,976)	-	-
Decrease in taxes resulting from computation of deferred taxes at a rate which is different from the theoretical rate	(1,177)	(1,847)	(4,821)
Non-taxable financial (income) expenses*	3,030	7,689	(1,422)
Capital losses (gains) for which no deferred tax was recognized	(74)	1,524	-
Associates' results net of tax	-	-	(1,379)
Adjustment in respect of prior years	(1,188)	1,351	501
Tax charge	23,124	36,287	46,588

* Mainly resulting from changes in value of conversion component in convertible debentures.

NOTE 31 – EARNINGS PER SHARE:

a.	Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year, (see note 18).

	2009	2010	2011
Profit attributable to equity holders of the Company (NIS in thousands)	77,163	47,839	59,513
Weighted average number of ordinary shares in issue	43,558,614	49,589,822	65,939,848

b.	Diluted

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

NOTE 31 – EARNINGS PER SHARE: (continued):

	2009	2010	2011*
	NIS in thousands
Profit attributable to equity holders of the Company	77,163	47,839	59,513
Gain from conversion feature and Interest expense on convertible debt (net of tax)	-	-	(7,150)
Effect of options in subsidiary	-	(108)	-
Profit used to determine diluted earnings per share	77,163	47,731	52,363

	Number of shares
Weighted average number of ordinary shares in issue adjustments for:	43,558,614	49,589,822	65,939,848
Assumed conversion of convertible debt	-	-	227,259
Assumed exercise of options	-	224,358	-
Weighted average number of ordinary shares for diluted earnings per share	43,558,614	49,814,180	66,167,107
Options which were not included in the computation diluted earnings per share due to anti dilutive effect	4,490,332	342,000	704,663
Convertible debentures which were not included in the computation of diluted earnings per share due to anti dilutive effect	13,268,880	2,000,694	-

 In addition there are convertible debentures in Company's subsidiary BSRE that had no dilutive effect on the Company's earnings per share.

* The effect of potential ordinary shares was not taken into account in 2011 because it had anti-dilutive effect

NOTE 32 – CONTINGENCIES:

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

NOTE 32 – CONTINGENCIES (continued):

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

c.	In September 2011, a lawsuit was filed against Mega Retail along with a request to be approved as a class action in regard to the sale of products which, as argued by the claimant, are subject to the Product and Service Price Regulation Order (Maximum Prices for Milk and Milk Products) (the "Order"). The law suit claims that since the products carry special kosher certifications they are offered at prices higher than the maximum prices allowed according to the Order. The claim was also filed against Tnuva and two competing supermarket chains. The damages sought from Mega Retail are NIS 6 million. In the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%. Accordingly, the Company did not make any provision for this claim in its financial statements.

d.	In September 2011, a lawsuit was filed against Mega Retail and Shufersal along with a request to be approved as a class action in relation to the issuance and sale of purchase vouchers. The action consists of two claims: 1. The designation of an expiration date to the vouchers constitutes a "depriving condition" in a standard contract and is therefore invalid; and 2. The voucher provision that a consumer who uses vouchers to pay for his purchase can be given change only in vouchers redeemable in the same store constitutes a "depriving condition" and is therefore invalid. The claimant asked for declaratory relief that these provisions are invalid, as well as for damages calculated by the court, taking into account all holders of vouchers and/or shoppers who have used the vouchers over the past 7 years. The Company is currently reviewing the claim and denies all the aforementioned allegations. However, at this time, given that this matter is preliminary in nature, our financial statements currently do not indicate any amount in this regard. We will continue to assess this matter as it develops.

e.	In July 2011, a letter of claim and a motion for approval of action as class action was filed against Mega Retail, claiming that Mega Retail misleads its consumers to think that the 500 gram and 750 gram white cheese packages manufactured by Strauss and Tnuva which are labeled as "Economy Packs" are sold at a discount compared to 250-gram packages. The appellant argues that the damage incurred by all members of the class totals approximately NIS 28 million. It has also requested to issue an affirmative order to instruct Mega Retail to provide its clients, who buy the larger packages, a significant discount of at least 20% compared to the price per unit of the product in the smaller package. In the opinion of the Company, should it be obligated to pay any amount with regard to this matter, it is not expected to be a material sum. In the opinion of the Company and its advisors, the provisions included in the Company's financial statements are sufficient to cover the potential liabilities.

f.	In July 2011, a letter of claim and a motion for approval of action as class action was filed against Mega Retail, claiming that Mega Retail has unjustly enriched itself at the expense of the consumers by selling large packages of goods which are labeled as "economy packs", but has not lowered the price of the larger package, thus forcing the consumers to buy a more expensive product instead of sufficing for an ordinary package. The appellant argues that the financial damage incurred by all class members is NIS 15 million. The appellant further argues that the class suffered a non-monetary damage which it did not quantify. The court was also asked to issue an affirmative order to instruct the respondent to price its products according to the labeling as an "economy package".

NOTE 32 – CONTINGENCIES (continued):

In the opinion of the Company, should it be obligated to pay any amount with regard to this matter, it is not expected to be a material sum. In the opinion of the Company and its advisors, the provisions included in the Company's financial statements are sufficient to cover the potential liabilities.

g.	In July 2011, a letter of claim and a motion for approval of action as class action was filed against Mega Retail, claiming that Mega Retail charged higher prices than it should have charged on packs that contain two boxes of "Ski" soft white cheese produced by Strauss and sold in cardboard packs, and contrary to its promise that the discount would account to 20% of the price of "Ski" boxes of 500 grams, granted an actual discount of only 3%, causing the consumers to pay NIS 3.73 more than they should for each pack. The appellant claims that as a result of not being given the discount by Mega Retail the damage incurred by the class members is approximately NIS 19 million per month. The court was also asked to issue an affirmative order to instruct the respondent to grant to the consumers who buy the larger packages a significant discount of at least 20% relative to the price per unit of the product in the smaller package. In the opinion of the Company, should it be obligated to pay any amount with regard to this matter, it is not expected to be a material sum. In the opinion of the Company and its advisors, the provisions included in the Company's financial statements are sufficient to cover the potential liabilities.

h.	In October 2011, a letter of claim and a motion for approval of action as a class action was filed against the Company, alleging that the Company does not deduct the weight of the package in which it sells different products, such as various meat and poultry products, fruit and vegetables. If the claim is approved as a class action, the approximate claim is estimated by the plaintiff at approximately NIS 181 million. In the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%. Accordingly, the Company did not make any provision for this claim in its financial statements.

i.	In December 2011, a letter of claim and a motion for approval of action as a class action was filed against the Company's 51% subsidiary, Eden Briut Teva Market Ltd. ("Eden") and additional food supplier, alleging that Eden and the additional food supplier are violating the Public Health (Food) Order [new version], 5643-1983 and its regulations, according to which certain products must be marked with a choking hazard warning. If the claim is approved as a class action, the plaintiff claims it should apply to all Eden customers that purchased products which should be marked as aforementioned, including any customer who had bought such products by way of bulk. If the claim is approved as a class action, the approximate claim is estimated by the plaintiff at approximately NIS 10 million. In the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%. Accordingly, the Company did not make any provision for this claim in its financial statements.

j.	In March 2012, a claim and a request to recognize it as a class action were filed against the Company, alleging that it misleads its customers in special sales it holds regarding food products that are sliced or cut to the customers request, and are priced per weight. The plaintiff claims that the Company does not give full and correct details regarding the terms of the special sales, violating requirements of law in connection with product marking and price display. The plaintiff claims, among other claims, that customers choosing to buy such products under special sales with accordance to the Company's advertisements are required to purchase not willingly an extra weight of the product, for the full price. If the Claim is approved as a class action, the approximate claim is estimated by the plaintiff at approx. NIS 72 million. The plaintiff further requests court to issue a decree ordering the Company to fulfill the requirements of the law. In the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%. Accordingly, the Company did not make any provision for this claim in its financial statements.

NOTE 32 – CONTINGENCIES (continued):

k.	In January 2012, a claim and a request to recognize it as a class action were filed against Eden Teva, regarding the alleged violation of the Consumer Protection law and regulations, by not marking the price per weight unit of certain products which are packed by Eden Teva. If the Claim is approved as a class action, the approximate claim is estimated by the plaintiff at approx. NIS 5 million. In the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%. Accordingly, the Company did not make any provision for this claim in its financial statements.

l.	As part of the ordinary course of business the Company receives claims relating to its activities. In the opinion of management, based on the opinion of the legal advisers handling the claims and in light of the relevant circumstances, the provisions included in the financial statements are sufficient to cover the potential liabilities and none of claims, individually or in the aggregate, will have a material negative effect on the Company's activities, its financial condition or its results.

Contingencies related to the YOU customer club ("YOU")1

a.	In December 2010, a claim and a request to recognize it as a class action was filed against the YOU, claiming that discounts for filling the car with petrol at Dor Alon petrol stations, which the club supposedly promised were not given. If the claim were to be accepted as a class action, the claimant assesses his claim at NIS 894 million. In the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%; Accordingly, the Company did not make any provision for this claim in its financial statements.

b.	In November 2010, a claim and a request to recognize it as a class action was filed against YOU, claiming that discounts for filling the car with diesel at Dor Alon petrol stations, which the club supposedly promised as well as wrongly advertised were not given in reality. If the claim were to be accepted as a class action, the claimant assesses his claim at NIS 54 million. In the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%; Accordingly, the Company did not make any provision for this claim in its financial statements.

c.	In November 2011, a letter of claim and a motion for approval of action as a class action was filed against Mega Retail, alleging that Mega Retail is misleading its "YOU" card holder customers, by charging prices higher than advertised for products offered within its customers' loyalty plan. If the claim is approved as a class action, the approximate claim is estimated by the plaintiff at approximatelly NIS 10 million. In the opinion of the Company, should it be obligated to pay any amount with regard to this matter, it is not expected to be a material sum. In the opinion of the Company and its advisors, the provisions included in the Company's financial statements are sufficient to cover the potential liabilities.

1 75% held by Blue Square and 25% held by Dor Alon.

NOTE 32 – CONTINGENCIES (continued):

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

The Commissioner has indicated that it will no longer permit such practices. In February 2012, the Company submitted a request for an exemption from restricted agreement for 21 months (until September 2013) in order to make the appropriate preparations for self-arrangements of shelves in the chains’ stores, although the Company believes that this is not a restrictive arrangement. As of the date of this Annual Report, the Commissioner is reviewing the request and agreed not to take enforcement measures with regard to such arrangements until his decision in the request.

NOTE 32 – CONTINGENCIES (continued):

Tax and local authorities:

According to a self assessment provided to the land tax administration with respect to the acquisition of the property rights in the Wholesale Market in Tel Aviv, the Company's share in the purchase tax, calculated on the basis of the discounted cash flows, amounted to approximately NIS 21 million. On January 6, 2011, the land tax administration issued an assessment that determined April 15, 2010 as the purchase date, and the amount of NIS 28.5 million to be the amount of purchase tax, to be paid by the earliest of April 14, 2012, and the date of transfer of title of the land to the buyers. An additional purchase tax assessment of NIS 5 million was issued for the additional consideration in the transaction which was estimated by the administration at NIS 100 million. The Company filed an appeal contesting this assessment, which was rejected by the administration in its decision from February 2, 2012. In the opinion of the Company and its advisors, the provisions included in the Company financial statements are sufficient to cover the potential liabilities.

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

In July 2005, the Income Tax Authorities issued a notice of a deduction assessment for the years 2001- 2004 to the Company. The amount claimed under these assessments totaled NIS 34 million, and primarily relates to certain benefits granted to employees in the Company’s stores. In November 2005, several senior employees were questioned under warning, with respect to these benefits. Following these assessments and after the rejection of the Company's position on the matter, the Income Tax Authorities issued deduction assessment orders for the years 2001- 2004 in the amount of approximately NIS 44 million to the Company. The Company filed appeals with the District Court contesting these assessment orders which are still pending. During 2011 the Company received deduction assessments for the years 2005-2008 with NIS 32 million claim, that is based on the Income Tax Authorities stand on the issues under dispute, as well as National Insurance assessments that are based on the Tax Authorities assessments above, which require additional payments of NIS 27.5 million for years 2001-2004. The Company is in a negotiation with the Tax Authorities and the national Insurance in order to settle the dispute . In the opinion of the Company and its advisors, the provisions included in the Company financial statements are sufficient to cover the potential liabilities.

In July 2007, the Israeli Tax Authorities issued Value Added Tax assessments for the years 2001- 2006 in the amount of approximately NIS 22 million in connection with the foregoing deduction assessments to the Company. The Israeli Tax Authorities did not accept most of the Company's assertions, although they agreed to deduct the total amount to NIS 16.3 million. The Company filed an appeal with the District Court on February 2009, which as of the filing of this Annual Report is still pending. The Company is in a negotiation with the tax authorities in order to settle the dispute. In the opinion of the Company and its advisors, the provisions included in the Company financial statements are sufficient to cover the potential liabilities.

NOTE 32 – CONTINGENCIES (continued):

Contingencies related to Dor Alon

a.	A class action was lodged against a subsidiary of Dor Alon and other fuel companies in December 2007. The total amount of the claim is NIS 132 million (the subsidiary's share in this amount is NIS 8.8 million). The claimant asserts that the defendants charged each customer NIS 2 for fueling on Saturdays and on holidays.

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

The parties have reached a compromise that was rejected by court and the court asked the parties to file their pleadings before the compromise agreement is filed. In the event the parties will not reach a compromise agreement, Dor Alon believes that the chances that the claim will be allowed are less than 50%, and therefore Dor Alon did not make a provision in its financial statements.

c.	In December 2010 a claim and an application for approval of the claim as a class action was filed with the District Court in Tel Aviv against Dor Alon, a subsidiary of Dor Alon and the three largest fuel companies in the total amount of approximately NIS 200 million. The claim was filed arguing that liquid oil in the pipes and petrol tanks caused the contamination of ground water. According to the claimants the fuel companies did not adhere to the guidelines of the Environment Ministry and did not check the fueling installations were waterproof. Dor Alon filed its response to court. In the opinion of Dor Alon, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%; Accordingly, Dor Alon did not make any provision for this claim in its financial statements

d.	In December 2010 a claim and an application for approval of the claim as a class action was filed with the District Court in Tel Aviv against Dor Alon, and other fuel companies in the total amount of approximately NIS 197 million. The issue in the claim is differences in temperature of the petrol between the moment it is acquired by the fuel companies and the moment it is sold to the customers, in a way that misstates the amount of energy sold to the customers and this way, according to the claimant, the fuel companies profit millions of NIS per annum. In the opinion of Dor Alon, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%; Accordingly, Dor Alon did not make any provision for this claim in its financial statements.

e.	Several bills of indictment and verdicts are pending against Dor Alon and its subsidiaries for operating fueling stations or convenience stores without a business license and non-compliance with permits. In addition, closing orders have been issued regarding public fueling stations and convenience stores that operated without a business license. The closing orders are pending and Dor Alon is making efforts to get the required business licenses. Bills of indictment have been filed against a subsidiary for operating convenience stores without a business license. In the opinion of Dor Alon, the closure of one or more of the filling stations and / or convenience stores that were issued closure orders would not have a material effect on Dor Alon's results of operations.

NOTE 32 – CONTINGENCIES (continued):

f.	In December 2010 an indictment was issued in the local court in Tel Aviv against Dor Alon, a subsidiary of Dor Alon, two officers of Dor Alon and an employee a claim by the Environment Ministry claiming they did not perform checks of the leakage of fuel tanks and pipes in a number of Dor Alon's fueling stations and claiming that they did not pass the results of their waterproofness checks to the person in charge of the prevention of water contamination by fuels in the Environment Ministry (as described above), claiming omission of reporting of an oil leak, non-treatment of a facility that was not waterproof and the non-installation of a piezometer, in accordance with 1959 Water Law and the 1977 (prevention of water contamination regulations)(fueling stations) Regulations. The relevant period for performing the waterproofing checks in the statement of claim was between 2000 and 2004. In accordance with Dor Alon's management, based on the opinion of its legal advisers, the chances that the claim will be allowed are less than 50% and therefore Dor Alon did not make a provision in its financial statements.

g.	Dor Alon received claims for additional retroactive municipality taxes for four of its fueling stations by the Hof Hasharon district Council ("the Council"). For one of the stations, the claim was significantly reduced as a result of an agreement reached between Dor Alon and the Council. The other claims amount to approximately NIS 17 million. Dor Alon appealed the Council's Municipal Tax claims. In accordance with Dor Alon's management, based on the opinion of its legal advisers, the chances that the claim will be allowed are less than 50% and therefore Dor Alon did not make a provision in its financial statements.

h.	On December 3, 2003 a claim was filed in the amount of NIS 450 against the gas companies (including a subsidiary of Dor Alon) alleging that the defendants were parties to a cartel, which they entered into beginning in 1994 (and even prior thereto) and up to 2003, in the course of which the Restrictive Practices Authority gave notice of a recommendation to file charges against the gas companies and their managers in connection with the existence of a cartel, as stated. The plaintiff contends that by means of the alleged cartel the gas companies collected unfair and unreasonable prices. A request for certification of the claim as a class action pursuant to the Restrictive Practices Law, the Consumer Protection Law and Rule 29 of the Rules of Civic Procedure (1984), was filed together with the claim. The amount of the class action was set by the requesting party at an amount of at least NIS 1 billion, along with punitive damages. The subsidiary of Dor Alon has submitted its response to the request for certification of the claim as a class action. The parties twice reached a compromise agreement that was submitted to Court's approval.

However, the Court rejected the two compromise agreements and therefore the legal procedures continue. In any case, in the opinion of Dor Alon's management, based on the opinion of its legal advisers, the chances that the claim would be allowed by the Court are lower than 50%; therefore no provision has been included in Dor Alon's financial statements for this matter.

i.	A class action was lodged on March 22, 2009 against a subsidiary of Dor Alon and other gas companies; the amount of the claim is NIS 821 million (Dor Alon's subsidiary's share in the said amount is NIS 32 million). In the statement of claim it is asserted that when the defendants replace a gas container to the consumer the container still contains a certain volume of gas, which is later used by the defendants. According to the claimants, the defendants fully charge the claimants for the gas in the container but the consumers do not use all of the gas they pay for, since some of the gas is taken back by the defendants. Dor Alon filed a statement of defense and an application for striking it out in limine. Dor Alon's management estimates, based on the opinion of its legal advisers, that the chances that the claim would be allowed are lower than 50%; therefore Dor Alon did not include a provision for this claim in its financial statements.

NOTE 32 – CONTINGENCIES (continued):

j.	On July 21, 2010, a statement of claim against a subsidiary of Dor Alon, and a request to approve the claim as a class action were received in Dor Alon's offices; the amount claimed is NIS 100 million. According to the statement of claim, under Section 8(8) of the Prices Stabilization in Commodities and Services Order (Temporary Provision) Maximal Prices of Oil Products), 1996, the amount specified in the gas bill paid through the bank also includes the bank's commission in respect of the payment of the bill. The plaintiff claims that she paid her gas bills through the bank and thereby was charged for the bank commission for such payments. The plaintiff notified that she intends to submit a request to strike off the claim as the issue was discussed in court and decided upon. In July 2011, the plaintiff informed the court that is departing the claim.

k.	On November 3, 2010 a claim and a request to approve the claim as a class action was issued against a subsidiary of Dor Alon and other gas companies (the share of Dor Alon's subsidiary was estimated at NIS 4 million). The issue in the claim is the alleged cooperation between the gas companies and apartment builders which requires tenants to enter into contracts with a certain gas supplier in a way the tenant allegedly overpays the gas company. The subsidiary of Dor Alon is currently learning the claim and is preparing its defense. In Dor Alon's opinion, based on the opinion of its legal advisers, the chances that the claim will be accepted are below 50% and therefore Dor Alon did not include a provision in its financial statements.

l.	On June 27, 2010, a statement of claim and a request to approve the claim as a class action and as a derivative claim was lodged against Dor Alon, members of the Board of Directors of Dor Alon and Alon. The claim was lodged by holders of Series A debentures of Dor Alon that wish to represent the holders of Series A Dor Alon debentures as of February 7, 2010, who did not convert the debentures into Dor Alon shares. In their claim, the plaintiffs claim that the distribution (on February 9, 2010) of the shares of Alon Natural Gas Exploration Ltd. to Dor Alon's shareholders was an unlawful distribution. The plaintiffs also claim that Dor Alon should have adjusted the Series A debentures' conversion rate following the distribution of shares as above. The plaintiffs request that the Court would oblige Alon and the members of Dor Alon's Board of Directors to return to Dor Alon the shares that were distributed as above; alternatively, the plaintiffs request that Dor Alon will be required to adjust the conversion rate of the debentures to the "Ex rate" subsequent to the distribution; alternatively, the plaintiffs seek damages for non-adjustment of the conversion rate. The matter is at the stage of the provision of evidence by the parties. The chance of the claim to be approved is lower than 50%; therefore Dor Alon didn't make a provision for the claim in its financial statements

m.	In March 2011 a claim and an application for approval of the claim as a class action was filed against Dor Alon and other fuel companies. The issue in the claim is differences between the temperature of the LPG and the energy it provides as a result of burning. Based on information received from Dor Alon's management, the Company believes that the chances that the claim will be certified as a class action are less than 50% and therefore Dor Alon did not include a provision in its financial statements.

n.	On August 10, 2011, Dor Alon received a letter of claim and a motion for approval of action as class action against a subsidiary of Dor Alon and its subsidiary for a total amount of NIS 2.5 million. The letter of claim argued that pursuant to the Consumer Protection Law, 1981, the defendants are obligated to provide their customers free phone services for a call in connection with complaints about products or services provided by the defendants. Dor Alon has not yet filed a statement of defense. In the opinion of Dor Alon, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%; accordingly, Dor Alon has not made any provision for this claim in its financial statements.

NOTE 32 – CONTINGENCIES (continued):

o.	On August 11, 2011, Dor Alon received a letter of claim and a motion for approval of action as class action against Dor Alon, a subsidiary of Dor Alon and others for a total amount of NIS 33 million. The letter of claim argued that the defendants violated the provisions of the law which prohibits selling tobacco products to minors by placing automatic cigarette vending machines in the gas stations operated by the defendants even though the automatic vending machines are not owned and/or operated by Dor Alon or its subsidiary. Dor Alon has not yet filed a statement of defense. In the opinion of Dor Alon, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%; accordingly, Dor Alon has not made any provision for this claim in its financial statements.

p.	On August 22, 2011, Dor Alon received a letter of claim and a motion for approval of action as class action against Dor Alon and the three other gasoline companies for a total of NIS 1 billion (of which Dor Alon's share is NIS 167 million). The claimants argue that the gasoline companies inflated the "marketing expense item" which is incorporated into the calculation of the maximum price of gasoline 95 octane by adding expenses unrelated to the sale of gasoline, thus misleading the regulator and enabling themselves to sell gasoline 95 octane at a higher price than the price that should be charged. The claimants assert that this is violation of legislated provisions in the Supervision Order on Goods and Services (Maximum Prices in Gasoline Stations) – 2002; the Consumer Protection Law – 1981; and the Damage Ordinance (new version) – 1968. Dor Alon has not yet filed a statement of defense. In the opinion of Dor Alon, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%; accordingly, Dor Alon has not made any provision for this claim in its financial statements.

q.	On October 23, 2011, Dor Alon received a letter of claim and a motion for approval of action as class action against Dor Alon and a subsidiary of Dor Alon for a total amount of NIS 6 million. The letter of claim argued that pursuant to the Consumer Protection Regulation (Price per unit of measure), 2008, the subsidiary is obligated to label the products in Alonit stores with a price per unit of measure in addition to the total price. Dor Alon has not yet filed a statement of defense. In the opinion of Dor Alon, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%; accordingly, Dor Alon has not made any provision for this claim in its financial statements.

r.	As part of the ordinary course of business Dor Alon receives claims relating to its activities. In the opinion of management, based on the opinion of the legal advisers handling the claims and in light of the relevant circumstances, the provisions included in the financial statements are sufficient to cover the potential liabilities and none of claims, individually or in the aggregate, will have a material negative effect on the Company's activities, its financial condition or its results.

s.	On April 15, 2012, Dor Alon received a letter of claim and a motion for approval of action as class action against a subsidiary of Dor Alon and third parties for a total amount of approximately NIS 4.4 million. The letter of claim argued that the defendants violated the provisions of the Parking for Disabled People Law, 1993-5753 and the Equality for People with Disabilities Law, 1998-5758, by not providing free parking to disabled people in the parking lot of "City Windows" in Haifa. The plaintiff argued that pursuant to the Law, the defendants are obligated to provide free parking in public parking lots and in public places that the only access to them is throught parking in such public places. The subsidiary is learning the claim and has not yet filed a statement of defense.

NOTE 32 – CONTINGENCIES (continued):

Marketing margins:

On February 15, 2011, Dor Alon received a letter from the Ministry of Energy and Water (formerly known as the Israeli Ministry of National Infrastructure). The letter included a report addressing, among other things, the methodology used in determining marketing margins in connection with the sale of 95 octane gasoline, the price of which is currently regulated. On August 31, 2011, Dor Alon received from the Israeli Ministry of Energy and Water an order pursuant to which the Ministers of Treasury and National Infrastructure decided to reduce the marketing margin in connection with the sale of full service gasoline. The decrease in marketing margins is expected to have a material adverse effect on Dor Alon’s profits. On September 1, 2011 Dor Alon submitted a petition to the Supreme Court sitting as the High Court of Justice to suspend the effectiveness of the order and to nullify it. On September 19, 2011, the Supreme Court ruled that the Ministry of Energy and Water and the Pricing Committee must reevaluate their decision based on updated data that Dor Alon and the other gas companies will submit to the Ministries, and present their decision on the matter within three months of the hearing, during which time the order shall remain in effect. On April 5 2012, Dor Alon received from the Israeli Ministry of Energy and Water a document which was sent to the top five large gas companies in Israel, with a reevaluation of the marketing margin in connection with the sale of 95 octane gasoline (the "Draft Reevaluation"). The Draft Reevaluation relates to data received from Dor Alon with respect to years 2009 and 2010, and is in connection with the legal proceedings carried out in the Israeli Supreme Court in this matter. The Draft Reevaluation includes, among others, recommendations to reduce the marketing margin in the sale of self service 95 octane gasoline, from NIS 0.589 (including VAT) per liter to approximately NIS 0.575 (including VAT) per liter, as well as to reduce the full service charge from NIS 0.18 (including VAT) per liter to approximately 0.11 (including VAT) per liter. In a side letter to the Draft Reevaluation, it is clarified by the Prices Committee that the Draft Reevaluation is deemed as a draft before hearing procedure, and that the gas companies are invited to forward their reference to the Draft Reevaluation in writing, by April 26, 2012. Under the discretion of the Prices Committee, an oral hearing will be carried out with companies that will send their response. If the recommendations of the Draft Reevaluation are adopted in whole or in part, they are expected to have an adverse effect on Dor Alon’s results. As of the date of this Annual Report, we cannot evaluate the final measure of damage so long as a finaldecision has not been made. Dor Alon argues the conclusions reached by the Ministry of Energy and Water (through its Oil Administration), and the methodology used by it in its examination. To Dor Alon's opinion, based on its examinations, the Oil Administration should have materially increased the marketing margin. Dor Alon will continue to act in all legal means in order to change the said recommendations of the Draft Reevaluation, including through the legal proceedings held at the Supreme Court sitting as the High Court of Justice. Dor Alon is also examining steps to mitigate the effect on its profits resulting from the reduction of the marketing margins, among others, by reducing the discounts in fueling stations and to fleet customers and reducing its expenses.

Contingencies related to Bee Group

a.	In May 2011, a claim and a request to recognize the claim as a class action was filed against the Company regarding special sales held at "Kfar Hasha'ashuim" brand toy stores operated by the company's subsidiary (100%) of Bee Group Retail Ltd. According to the claimant, the toy stores misled their customers by not presenting the prices charged for products prior to the special sales, as required by law, in addition to the special sales prices.
The claimant estimates the damage to the group of claimants for the purposes of the Claim at NIS 30 million. We will continue to assess this matter as the request for the class action develops.

NOTE 32 – CONTINGENCIES (continued):

b.	In January 2012, a claim and a request to recognize it as a class action were filed against the Company, regarding the sale of toy and other products by its "Kfar Hashashuim" chain of stores. The Claim alleges that the company fails to mark in Hebrew required details such as identifying details of the importer of the products, the manufacturer, supplier, country of manufacturing, as well as the range of ages the product is designated for, and certain warnings required by law. If the Claim is approved as a class action, the approximate claim is estimated by the plaintiff at approximately NIS 8 million. The plaintiff further requests court to issue a decree ordering the Company to fulfill the requirements of the law and mark its products accordingly. At this time, given that this matter is preliminary in nature, our financial statements currently do not provide for any amount. We will continue to assess this matter as the request for the class action develops.

c.	In May 2011, a letter of claim and a motion for approval of action as a class action was filed against the Company and "Kfar Hashashuim" regarding an alleged violation of the Consumer Protection Law, by selling products at discount without advertising the original price of the products before the discount, and by that causing damage to the customers who did not know the original price of the products, which was less expensive in other chains. If the Claim is approved as a class action, the approximate claim is estimated by the plaintiff at approximately NIS 30,000. The plaintiff further requested the court to issue a decree ordering the Company to fulfill the requirements of the law and advertise the price of the products before the discount. The Company and "Kfar Hashashuim" have not yet filed a statement of defense. In the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%. Accordingly, the Company has not made any provision for this claim in its financial statements

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

As of December 31, 2011, some of the Company's supermarket stores and Eden Teva Briut stores have no valid business permits/license.

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

NOTE 32 – CONTINGENCIES (continued):

Claims that have been closed during the period

a.	In August 2010 a claim was filed against the Company, including a request for it to be approved as a class action, alleging that the Company does not deduct the weight of the package in which it sells fresh meat. The plaintiff's personal claim is estimated by him at NIS 873, and if the claim is certified as a class action, the approximate claim is estimated by the plaintiff at NIS 437 million. In March 2011 the request to certify the claim as a class action was struck off and the personal claim was rejected.

b.	Certain shareholders of Dr Baby (a subsidiary of BEE) and its former general manager, are disputing the issuance of additional 5,000 shares of the Company in consideration for NIS 19.5 million, which resulted in the dilution of their holdings and the dismissal of the former general manager. As a result of the above share issue, BEE's holding in Doctor Baby increased by 48.1% to 98.08%. Doctor Baby's shareholders and its former general manager request the annulment of the issuance, or alternatively, that the Company will pay them a compensation in the amount of NIS 15 million. The issue is in the process of hearing before an arbitrator. In January 2011 the arbitrator issued his opinion to reject the claim in its entirety.

c.	On September 14, 2009 the Company was served with a claim and a request for approval as a class action (the "Claim"), in which the Company is being sued regarding the sale of cosmetics and perfume products without marking the expiry date or the period of allowed use after its opening, as is allegedly obligatory according to the 15 amendment of the Pharmacists directive [new edition] 1981 which came into effect on July 1, 2009. The plaintiff's personal claim is estimated by him at approximately NIS 175 and if the Claim is approved as a class action, the approximate claim is estimated by the plaintiff at least at NIS 13 million. In addition, the plaintiff requests that the court will issue an injunction forbidding the company from selling such products without the marked expiry date or the maximum allowed period for use after opening. The Company and the plaintiff came to a compromise agreement according to which the Company will pay the plaintiff an amount that is immaterial to the Company. The compromise agreement was approved by the Court, although the court reduced the sums that were agreed upon as lawyer's fees and plaintiff's compensation. In March 2011, the plaintiff filed an appeal to the Supreme Court with regard to said reduction of lawyer's fees and plaintiff's compensation.

d.	In November 2010 a claim including a request to recognize it as a class action was filed against the Company, claiming that the Company did not grant discounts as part of the YOU promotion for customers paying with the "Rav Card" or "Praxel" cards and / or the impossibility of paying with a Praxel card in the loyalty club promotion. If the claim were to be accepted as a class action the claim amount would be estimated by the claimant at NIS 7 million.

In June 2011, further to the crediting by the Company of customers that did not receive discounts, the court accepted the plaintiff's request to withdraw the claim, and approved settlement sums agreed upon between the parties, in an amount immaterial to the Company, as lawyer's fees and compensation to the plaintiff, to be paid to the plaintiff by the Company.

e.	An administrative petition has been filed against the Tel Aviv municipality (and against a subsidiary of Dor Alon and others being nominal parties). The purpose of this petition was to oblige the Tel Aviv municipality to enforce the by-laws on the business of the subsidiary operating during the night, on Saturdays and holidays in Tel Aviv. The subsidiary of Dor Alon filed a response in which it presented its preliminary claims asserting that the petition should be rejected immediately. At this stage, the subsidiary of Dor Alon is only a formal party in the procedure.

NOTE 32 – CONTINGENCIES (continued):

f.	In August 2010, the Company was served with a claim and a request for approval as a class action, in which it is being sued, together with YOU, regarding the alleged omission of a way to notify the request not to receive commercial cellular messages (SMS) as required by law, and the failure to remove the plaintiff from a distribution list of SMS numbers of "YOU" card holders. The plaintiff's personal claim is estimated by him at NIS 1,250, and if the claim is certified as a class action, the approximate claim is estimated by the plaintiff at NIS 390 million. The Company and the claimant settled the as a result of which the Company wil pay an immaterial amount to the claimant. The settlement has been approved by court.

g.	In March 2010, Mega, YOU and Dor Alon were served with a claim and a request for its approval as a class action regarding the grant of discounts to YOU card holders in certain stores of the "Alonit" chain. The Claim requests that the customer loyalty plan will return discount sums that according to the Claim should have been granted to YOU card holders who purchased in certain Alonit stores and did not receive a discount, or received a discount of 5% instead of allegedly claimed discount of 10%. The plaintiff's personal claim is estimated by him at approximately NIS 130 and if the Claim is approved as a class action, the approximate claim is estimated by the plaintiff at an amount of at least NIS 49.4 million. In addition, the plaintiff requests a declaratory relief according to which the customers club must grant a 10% discount in all Alonit chain stores. The parties have reached an agreement which has not yet received the approval of the Court. The Company and the claimant settled the claim as a result of which the Company paid an immaterial amount to the claimant. The settlement has been approved by court.

h.	In February 2010, a claim and a request to certify the claim as a class action was filed against the Company, regarding the grant of discounts to YOU card holders. The claim alleged that during a period. of time unknown to the plaintiff, the Company held a special sale in which customers of Mega that are members of the YOU club loyalty plan will receive an additional discount of 10% on the sale price of certain products, and such discount was not granted fully as advertised. The plaintiff's personal claim is estimated at NIS 3.10, and if the claim is certified as a class action, the approximate claim is estimated by the plaintiff at NIS 2 million at least. The Company and the claimant settled the claim as a result of which the Company paid an immaterial amount to the claimant. The settlement has been approved by court.

i.	In May 2011, the Company's subsidiary (51%) Eden Briut Teva Market Ltd. ("Eden") was served with a claim and a request to recognize it as a class action in which Eden is sued together with a cheese supplier regarding the sale of certain cheese products. The plaintiff claims that Eden sells in its supermarkets certain cheese substitute products while presenting them as cheese products, and that the customers are misled by Eden's alleged representations regarding such products. The plaintiff filed for the Claim to be approved as a class action representing all customers who bought such products in the seven years prior to the filing of the claim. The plaintiff's personal claim is estimated by her at approx. NIS 200, and if the Claim is approved as a class action, the approximate claim is estimated by the plaintiff at approximately NIS 84 million. In April 2012, the court accepted a withdrawal arrangement between Eden and the plaintiff.

j.	On February 9, 2011, a claim was filed against Mega, together with a request to recognize the claim as a class action, relating to the omission to grant discounts on certain products, which only applied to members of the YOU customer club, in contravention with the promotion price which was shown on the signage next to those products. If the claim were to be accepted as a class action the claim was assessed by the claimant at NIS 2.5 million. The Company and the claimant settled the as a result of which the Company wil pay an immaterial amount to the claimant. The settlement has been approved by the court.

NOTE 32 – CONTINGENCIES (continued):

k.	In April 2011, a class action was filed in the amount of NIS 30 million, against Dor Alon's subsidiary. In the statement of claim it is asserted that accordant to Customer Protection Regulations (Price Per Unit) the defendants must mark its products, which are being sold at the AM:PM supermarket chain, by unit of measure and not only by pricing the product as a whole. According to the plaintiff, refraining from such way of marking, does not allow comparison between products which are sold in containers of different size or volume. After Dor Alon filed its response in December 2011, the court approved the plaintiff's departure from the claim.

l.	In July 2010 a claim was filed against Mega Retail Ltd. including a request for it to be approved as a class action, alleging that the Company is misleading the customer when it sells certain products in closed packaging, for an amount per item rather than by weight, even though there are differences in weight between the packages, and without an indication of the weight of each package.The plaintiff's personal claim is estimated by him at NIS 14, and if the claim is certified as a class action, the approximate claim is estimated by the plaintiff at NIS 6 million. In April 2012, the court accepted the plaintiff's request to withdraw the claim.

m.	In September 2011, a lawsuit was filed against Mega Retail along with a request to be approved as a class action for NIS 58 million. The action referred to the offering of Huggies Pure Wet Wipes and Materna Premium in packages designated as "economy packs" while in practice, as argued by the claimant, the price per unit did not reflect any saving compared with the ordinary packages of these products. The action relied on a previous indictment filed against Mega Retail, which had been settled with a plea bargain. The lawsuit also demands that the court order Mega Retail to provide information on the products' sales scope. In April 2012, the court accepted a withdrawal arrangement between Mega Retail and the plaintiff.

NOTE 33 – COMMITMENTS:

a.	Operating lease commitments - the Company leases various retail outlets, offices and warehouses under non-cancellable operating lease agreements. The lease terms are between 5 and 10 years, and the majority of lease agreements are renewable at the end of the lease period at market rates.

The Company also leases cars under cancellable operating lease agreements. The Company is required to give up to two months notice for the termination of these agreements.

Future minimum payments under non-cancelable operating leases for the years subsequent to the statement of position dates are as follows:

	December 31
	2010	2011
	NIS in thousands
First year	320,281	341,859
Second year	307,505	311,375
Third year	265,289	263,107
Fourth year	222,173	230,574
Fifth year	192,417	196,031
Sixth year and thereafter	797,571	846,675
	2,105,236	2,189,621

NOTE 33 – COMMITMENTS (continued):

b.	Capital commitments

Capital expenditure contracted for at the statement of financial position date but not yet incurred is as follows:

	December 31,
	2010	2011
	NIS in thousands
Property and equipment	36,043	25,154
Investment property and real estate	35,011	90,634
Inventory	1,376	-

c.	The Giv'on parking lot

On August 2010 BSRE joined Gindi (see also note 11) as a 50% joint venture partner in a BOT project for a period of 23 years to build a car park that will be composed of approximately 1,000 parking lots adjacent to the wholesale market project (hereafter: "Givon Parking" and "the Joint Venture").

On October 11, 2011, BSRE received a notice from Tel Aviv municipality (the municipality and the notice) pursuant to which, all of the conditions to approve the BOT agreement of "Givon Parking" in Tel Aviv were fulfilled. On November 13, 2011, the authority for use of property was delivered for the purpose of the construction work, which has to be completed within 30 month from that date. To date, construction works began in the site.

In return for constructing the parking lot, BSRE and its partners shall be entitled to operate and collect rental fees for parking for a period of 23 years from delivering the authority for use of property. The total estimated costs of developing and constructing the parking lot, including related costs is approximately NIS 144 million, of which BSRE's share is 50%.

Performance guarantees were provided by the partners and the constructor in the amount of NIS 20 million.

On November 21, 2011, the board of directors approved that the finance of the project will be delivered partly by equity (in equal portions by the shareholders) and partly by a bank corporation (hereby: "The Bank"). The principals of the agreement are as follows:

The bank will provide a 4 years credit line of NIS 115 million. In certain conditions, the bank may extend the credit line by 5%. At the end of the fourth year, the bank will replace the outstanding credit balance with a loan with the same terms, that will be payable over a period of 16 years from the end of the construction of the project. To secure the loan, a lien on the property and the accompanying rights will be registered in favor of the bank. Furthermore, BSRE will provide guarantees in an unlimited amount to the bank and up to 50% from the joint venture's liabilities. The joint venture is committed to reserve the ownership, corporate and the equity structure. Violating any of the last commitments will cause a breach of the agreement and the bank will have the right to an immediate repayment.

d.	Wholesale market

For commitments relating to the Wholesale market project, see also note 11.

NOTE 33 – COMMITMENTS (continued):

e.	Agreement with the Palestinian Authority for the supply fuel products

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

f.	Agreement with the non-controlling interest of Eden Briut Teva Market Ltd. ("Eden")

As part of the acquisition of 51% of the outstanding shares of Eden in 2007, a subsidiary specializing in organic, natural and health food products, the former owner of Eden who currently holds 49%, was appointed as the CEO of Eden under a management agreement signed with a company owned by him. Under the management agreement, as updated in February 2011, the former owner will serve as CEO through December 31, 2013, and the Company will pay monthly management fees. The agreement provides also for the payment of bonuses, of up to $5 million in 2011 and up to $2.5 million in 2013, subject to the satisfaction of certain operational and performance conditions.

The Company made provisions in respect of the possible future bonus payments in prior years. In 2011, after meeting some of the performance conditions, the Company paid $2.5 million to the CEO for the first bonus, and converted one quarter of its NIS 14 million short-term loan to Eden, to an owners' loan that is repayable commensurate with the distribution of a preferred dividend by Eden to the other shareholder.

g.	In July 2002, Dor Alon transferred its offices to a site close to Kibbutz Yakum. The lease agreement was signed for a period up to July 2012 and was extended during 2010 to July 2013 with the option for the extension of one year. The annual rental is NIS 1,992 thousand, linked to the December 2001 CPI.

h.	Dor Alon has agreements with the owners of land for the building and operation of 21 fueling stations and three agreements for the building of commercial centers. Dor Alon has undertaken to pay Alon Israel Oil Company Ltd. an amount equal to U.S. $250 thousand for each of the above agreements that is exercised. An agreement is considered exercised when the fueling station or commercial center has started providing services to the public. As of December 31, 2011, two commercial centers and two filling stations had started operation.

i.	As part of Dor Alon's formal negotiations with the Environment Ministry it suggested a multi-annual plan for identifying and rectifying pollution in filling station sites operated by Dor Alon and which were built after the Water Regulations came into force. Under the plan Dor Alon will perform the above plan over a period of 8 years. The said plan and any activity performed in the framework of this plan are considered to be of a positive nature by the Environment Ministry. Such positive actions may be taken into account when deciding whether to take Dor Alon and its officeholders to Court. In addition, Dor Alon and the Ministry reached an understanding on the installation of a system designed to prevent fuel fumes emissions (stage 2) in the fueling stations operated by Dor Alon. As part of the said understandings, Dor Alon would install such systems in sites that are located up to 40 meters from residential properties. According to Dor Alon's management, Dor Alon will install such system in approximately 16 fueling stations that it operates. The cost of such an investment amounts to approximately U.S. $70 thousand per fueling station. Dor Alon expects that its investment in the relevant equipment, in order to implement the provisions of the said Regulations, in each of the next two years will be approximately NIS 6 million. In addition, Dor Alon expects that it will be required to invest further amounts also in future years.

NOTE 34 - LIENS AND GUARANTEES:

LIENS:

BSRE

a.	A proportionately consolidated Company has registered fixed charges on its land, goodwill, rights to insurance and share capital and a floating charge on rent income from its assets to secure its liabilities to banks. As of December 31, 2011, the Company's liabilities relating to the proportionately consolidated Company amount to approximately NIS 3.9 million.

b.	As of December 31, 2011 there are charges on fifteen of properties transferred to BSRE by Mega Retail Ltd. for the purpose of securing the liabilities of the vendors of the above properties acquired by BSRE to third parties (mainly banks). The balance of loans as of December 31, 2011, for which the liens were placed amounted to approximately NIS 225.4 million.

In addition to the above, at the date of approval of these financial statements on five of the assets which were transferred as part of the split off from Alon Holdings in 2006, together with the foundation of BSRE, liens were placed to secure the liabilities to third parties (mainly banks) relating to these properties to Alon Holdings.

Also, charges have been registered on nine further properties from among the properties transferred. In the latter case, however, the Company has received ‘exclusion letters’ (hereinafter - the conditional ‘exclusion letters’) from the holders of the above charges. The Company has advised BSRE, that it has abided by, or will abide by, the terms of the conditional ‘exclusion letters,’ and that there is no significant impediment to the completion of their transfer to BSRE.

c.	On December 31, 2011 a BSRE subsidiary had a loan in an amount of NIS 73.1 million to finance the establishment of logistic center in Beer Tuvia. A first ranking lien on the property and the accompanying rights was registered in favor of the bank.

d.	As of December 31, 2011 there is a charge on one of the properties transferred from Mega Retail to BSRE for the purpose of securing the liabilities of the vendors of the property acquired by Mega Retail to the third parties. In addition, a charge has been registered on one further property transferred by Mega Retail Ltd. To BSRE in favor of a third party. In the latter case, however, Mega Retail has received "exclusion letter" from the holders of the above property.

e.	The bank guarantees arrangement in favor of purchasers of apartments require that the residence company register a fixed and floating charge on all its rights in the deposit account (see note 17) and a floating charge on all the Company's rights to receive considerations from the purchaser of apartments; as of December 31, 2011, the amount of deposits that are mortgaged is NIS 104.6 million.

NOTE 34 - LIENS AND GUARANTEES (continued):

f.	As security for the financing arrangement for the development of the parking area in Giv'on, Tel Aviv Parking lots Ltd. has registered a fixed and floating charges on all the assets and rights of the lender, including BSRE's shareholding in the lender.

Dor Alon

In order to secure the liabilities of Dor Alon and its subsidiaries to banks, the balance of which as of December 31, 2011 amounted to NIS 1,148 million, Dor Alon and its subsidiaries floating charges on all their assets, share capital and goodwill, excluding relating to the domestic sales of LPG. Some of the unlimited charges are in accordance with a development contract with the ILA. Liens were also placed on ownership rights in certain real estate assets and rights to receive funds and notes, insurance rights etc. in connection with these real estate assets. To secure the liabilities of other subsidiaries to commercial banks a fixed and a current charge were placed on the current assets, the fixed assets, the goodwill, the insurance rights, the receipts from credit card companies and share capital.

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

BEE Group

The BEE Group and some of its subsidiaries (excluding Na'aman and Vardinon) placed unlimited, fixed and floating charges and a first ranking lien on the warehouse and all its assets, property, book debts, rent, goodwill, profits, revenues, rights of ownership and other benefits in favor of banks to secure their liabilities to banks, amounting as of December 31, 2011 to NIS 153.2 million.

In order to secure the liabilities of Na’aman and Vardinon, the companies have undertaken not to pledge any of their assets and/or provide any kind of guarantee to a third party without prior approval of the banks

GUARANTEES:

a.	The Company has provided bank guarantees for third parties such as service suppliers, for gift certificates and customers in an aggregate amount of approximately NIS 2.5 million. Furthermore, Mega has provided bank guarantees for its subsidiary, Eden Teva Briut, in an aggregate amount of approximately NIS 122 million.

b.	BSRE has issued the following guarantees:

i.	A guarantee for the liabilities of the purchasers to the sellers as part of the Wholesale market transaction. In addition, BSRE guaranteed the liabilities of the proportionally consolidated companies discussed in note 11.

NOTE 34 - LIENS AND GUARANTEES (continued):

ii.	In an unlimited amount to a bank as part of the credit and loan agreement for the wholesale market project and for the bank guarantees provided to purchasers of apartments from the residence company, discussed in note 11.
iii.	A guarantee for a bank loan to the logistic center company of NIS 73.1 million.
iv.	A guarantee for its 50% share in the credit facility and financing agreement for the building of the Giv'on car park (see note 33c.), of which NIS 22.5 million is utilized as of December 31, 2011.
v.	In the amount of NIS 4.1 million to the Tel-Aviv municipality and the building contractor for the Giv'on car park.
vi.	In the amount of NIS 3.2 million to the Netanya development organization as part of its liabilities in a development agreement.

c.	Mega Retail provided a bank guarantee to a third party in an amount of approximately NIS 6.6 million.

d.	As of December 31, 2011, Bee Group and some of its investee companies (excluding Na'aman and Vardinon) provided guarantees to each other for the total liabilities to the banks of the group (excluding Na'aman, Sheshet and Vardinon) in an amount of NIS 84.1 million.

e.	Dor Alon provided guarantees in the amount of NIS 80.1 million in connection with tenders in which it participates as a bidder and in connected with legal proceedings to which it is a party.

f.	Dor Alon provided a guarantee of NIS 15.5 million to secure its debentures and met the relevant covenants as at December 31, 2011.

NOTE 35 – RELATED-PARTY DISCLOSURES

Key management personnel – includes the members of the board of directors and senior managers in the Company, and CEO's of Dor Alon, BSRE and BEE Group.

The principal related parties of the Company are, among others: Alon Retail Ltd., Alon Israel Oil Company Ltd., Alon USA LP, Bielsol Investments (1987) Ltd., collective acquisition entities of kibbutzim in Israel that hold Alon Israel Oil Company Ltd, and other companies, whose interests are controlled by the Company's directors among others.

a.	Transactions with related parties:

	Year ended December 31
	2009	2010	2011
	NIS in thousands
Fuel sales to related parties(a)	-	59,806	212,902
Fuel sales to joint control entities (a)	-	82,355	380,670
Rental income (b)	-	3,115	6,706
Management fees to parent company (c)	-	1,430	5,956
Directors' fees (d)	1,718	3,070	4,167
Legal consulting (e)	5,051	2,434	5,544
Purchases (f)	840,486	814,583	813,682
Commissions (g)	6,636	4,988	-
Discounts (h)	444	495	-

NOTE 35 – RELATED-PARTY DISCLOSURES (continued):

a.	Relate to transactions that are carried out in the normal course of business in accordance with regular market prices and credit.

b.	Point Wells

During 2010, BSRE signed agreements with subsidiaries of Alon U.S.A, a related party, for the acquisition and development of a property in Point-Wells near Seattle, Washington, USA (presented as real estate inventories - see also note 14c.). The property, which currently serves primarily as a plant for storage and distribution of fuel and oils of the related parties was acquired for U.S. $19.5 million.

According to the development agreement, all demolition and contamination cleanups required for the land will be the responsibility of the related parties and on their own account; the related parties will also compensate BSRE for any damages incurred in connection with such activities. In case the Company was to sell the land the related party may participate in the consideration net of costs as defined in the agreement.

The agreements provide for the lease of the property to the related parties for a period of up to 10 years. Rental income received by BSRE amounts to $1.7 million and $0.8 million for the years 2011 and 2010, respectively (NIS 6.7 million and NIS 3.1 million, respectively)

c.	In March 2005, Dor Alon and Alon signed a management agreement, whereunder Alon would render Dor Alon management and consulting services; these services were to be provided by the parent company or by its other subsidiaries. During the period of the agreement, the chairman of the Board of Directors of Dor Alon will be appointed based on the parent company's recommendation.

NOTE 35 – RELATED-PARTY DISCLOSURES (continued):

Dor Alon pays quarterly management fees equal to 3% of Dor Alon's EBITDA (income from ordinary operations with the addition of depreciation and amortization) in accordance with Dor Alon's quarterly, consolidated financial statements, but not exceeding NIS 1,250 thousand per quarter, and linked to the CPI of December 2004. The management fees do not include director's fees and such directors (excluding the chairman of the board of directors and the president of the company) would be entitled to receive directors' fees from Dor Alon. This management agreement was in effect until December 31, 2010, and on December 30, 2010 the agreement was renewed with the same terms as stated above, for an additional five year period or a shorter period, subject to approvals required by the Israeli Companies Law.

d.	Commencing November 15, 2005, the Company's Chairman of the board of directors receives compensation for his services of NIS 42,497 per month plus reimbursement of actual expenses incurred in connection with his services to the Company. The compensation amount is linked to the Israeli CPI (base index – November 2005), and is updated every three months. Due to the recent amendment to the Israeli's Companies Law, this arrangement was re-approved by our audit committee, board of directors and shareholders meeting for additional three years commencing on February 2, 2012.

e.	Legal services

The Company receives legal services from S. Biran & Co. a related party of the Company.

f.	Goods purchase from related parties

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

g.	Service agreement

In January 2004 the shareholders of Blue Square approved an agreement according to which it provides Dor Alon purchasing and supply services for stores operated by them. In consideration for these services, the Company is entitled to payment equivalent to the cost of the services provided with the addition of a margin as stated in the agreement.

h.	Discounts

On September 13, 2005, the Company’s general shareholders meeting approved a discount arrangement for some of the employees of the companies holding directly or indirectly in the Company’s shares (some of the employees of Alon Group) (hereinafter - “the entitled employees”).

NOTE 35 – RELATED-PARTY DISCLOSURES (continued):

The discounts to be given to the entitled employees will be identical to those given to the Company’s employees, which during 2011 were: 12% at the Mega In Town stores, 12% at Mega on-line and 6% at the Zol Beshefa stores and Mega Bool stores.

The discounts are limited to purchases in a total amount of NIS 8,500 a month.

Gift cards

The Company sells gift certificates for the par value in the certificate less a discount, according to commercial terms negotiated with the clients during the regular course of business.

Employment agreement with Ms. Moran Wiessman

The Chairman of the Board of Directors' daughter, Ms. Moran Wiessman, is employed in BEE Group as a process engineer since January 2009. Moran Wiessman receives a basic gross monthly wage of NIS 13,000, car maintenance (in the amount of NIS 600 gross per month in addition to fuel expenses) and social benefits as acceptable for an employee of her status. The employment agreement was approved by the audit committee, the board of directors and the general meeting of the Company in July 2009. As part of this approval, the approval procedures in the Company necessary for a pay increase or grants to Ms. Wiessman were determined. Ms. Wiessman holds a B.Sc degree in Industry and Management from Ben Gurion University.

Acquisition of apartment

During the year 2010 the Company's chairman acquired an apartment from a proportionally consolidated company for NIS 2,330 thousand.

b.	Balances with related parties

Year-end balances arising from sales/purchases of goods/services:

	December 31,
	2010	2011
	NIS in thousands
Diners credit card customers	-	36,062
Other receivables	33,901	168,642
Loan to related party	37,261	38,291
Loans to joint control entities	53,206	55,908
	124,368	298,903
Trade payables	95,561	52,060
Other payables	327	18,266
Loan from controlling shareholder	129,000	55,000
	224,888	125,326

The receivables from related parties arise mainly from sale transactions and are due two months after the date of the sales. The receivables are unsecured in nature and bear no interest. There are no provisions held against receivables from related parties.

NOTE 35 – RELATED-PARTY DISCLOSURES (continued):

As to a loan from controlling shareholder – see also note 21.

As to a loan receivable from a related party, see note 16.

c. Acquisition of Dor Alon

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

d. Dor Alon

1.	In May 2005, Dor Alon and Alon signed an agreement, according to which Dor Alon would be allowed to deposit funds with Alon, from time to time, and at the mutual agreement of the parties, and to receive funds from Alon on On-call terms, linked to the prime interest rate less 1.25%, subject to a maximum of NIS 50 million at any time. The agreement is unlimited and either party is entitled to terminate the agreement by providing a three month written notice.

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

2.	As part of the transfer of assets and operations that took place in 2004, Alon undertook to indemnify Dor Alon for expenses Dor Alon may incur relating to the period through the date of transfer of the assets and Dor Alon undertook to indemnify Alon in case lawsuits would be brought against it in respect of expenses relating to the period subsequent to the transfer of assets to Dor Alon. Also, Dor Alon undertook to indemnify Alon in respect of the tax liability to which Alon would be subject if Dor Alon were to breach the provisions of Section 104A of the Income Tax Ordinance regarding the transferred assets. Alon has undertaken to indemnify Dor Alon in respect of any amount Dor Alon would be required to pay in connection with the period during which 21 employees of Alon that were transferred to Dor Alon as part of the transfer of operations were employed by Alon.

NOTE 35 – RELATED-PARTY DISCLOSURES (continued):

Key management compensation

	Year ended December 31
	2009	2010	2011
	NIS in thousands
Salaries and other short-term employee benefits	22,338	21,825	16,760
Share-based payments	6,172	3,040	1,581
Total	28,510	24,865	18,341

NOTE 36 – EVENTS SUBSEQUENT TO DECEMBER 31, 2011:

a.	On January 4, 2012, the bonds series of BSRE, Series D (see note 21), was expanded by a private offering of NIS 150,000 thousand par value of bonds Series D to institutional investors for 98.5% of their par value, reflecting a return of 5.8%.

b.	On February 8, 2012, a joint venture of Dor Alon and a third party signed an agreement with Sugat sugar refineries Ltd ("Sugat") to construct a and operate a power plant by the joint venture (on land that will be leased to the joint venture by Sugat); the power plant will produce up to 124 Watt, and supply Sugat energy needs for 24 years, as stipulated in the agreement.

The joint venture is allowed to sell steam and electricity that are produced in the facility also to third parties.

In addition, on March 1, 2012, the joint venture signed an agreement with Natural Gas Routes for Israel Ltd. (Natural Gas) to connect Sugat's factory to the natural gas network, and provide the related services for transporting the natural gas through the network. The construction of the infrastructure will be performed by Natural Gas. The agreement is for the period ending July 31, 2029, with an option to extend it for 5 additional years.

Under the agreement, the joint venture will bear the costs of connecting the plant to the gas network estimated at NIS 15 million, and will pay the annual current payments to Natural Gas for their services, throughout the agreement period, in an immaterial amount, regardless whether the services are used or not.

c.	On February 15, 2012, the bonds series of Dor Alon, Series D (see note 21), was expanded by a private offering of NIS 119,900 thousand par value of bonds Series D to institutional investors for 101.95% of their par value, reflecting a return of 6.9%.

d.	On April 11, 2012, the bonds series of Blue Square, Series C (see note 21), was expanded by a private offering of NIS 35,000 thousand par value of bonds Series C to institutional investors for 89.5% of their par value, reflecting a return of 5.7%.

e.	Subsequent to December 31, 2011, Midroog rating agency informed the Company that it has changed the rating of the Company's debentures from A1 with negative outlook to A2 with stable outlook.

f.	On April 18, 2012, Bee Group informed us that it had reached an agreement with a franchisee (which operates together with others 25 stores in the non-food segment - hereafter the franchisee) which had financial difficulties. Based on the franchise terms with the franchisee and the said agreement, Bee Group will take over the majority of the stores and the inventory in exchange for the debt. Following the agreement and based on the value of the assets that Bee Group will assume, as of December 31, 2011, Bee Group recorded a provision for impairment of trade receivables in the amount of NIS 10 million.

DETAILS OF PRINCIPAL SUBSIDIARIES, PROPORTIONALLY CONSOLIDATED COMPANIES AND ASSOCIATES AT DECEMBER 31, 2011

APPENDIX

Holding Company	Name of Company	Percentage of ownership and control by holding Company as of December 31, 2011
Alon Holdings Blue Square-Israel Ltd.	Mega Retail Ltd.	100%	Subsidiary
	Blue Square Real Estate Ltd.	78.35%	Subsidiary
	BEE Group Ltd.	100%	Subsidiary (see note 6a1c)
	Diners Club Israel Ltd.	49%	See note 10b
	DorDor Alon Energy in Israel (1988) Ltd.	78.38%	Subsidiary
	Alon Cellular Ltd.	70.1%	Subsidiary
Mega Retail Ltd.	EdeEden Briut Teva Market Ltd.	51%	Subsidiary
	Doctor Baby Marketing Ltd.	100%	Subsidiary
	Loyalty plan-partnership "YOU"	75%	Partnership
	Radio Non-Stop Ltd.	33%	Associated Company
Blue Square Real Estate Ltd.	Kenyon Hadar Management Company Ltd.	50%	Proportionately Consolidated
	Hyper Lod Center Ltd.	100%	Subsidiary
	Gamda trade Ltd.	100%	Subsidiary
	Joint venture Blue Square - Hadar	50%	Proportionately Consolidated
	Logistic Center Bee Square Real Estate Ltd.	100%	Subsidiary
	Center Investments 1108 Ltd.	50%	Proportionately consolidated
	Izdarehet Investments Company Ltd.	50%	Proportionately consolidated
	City Core Tel Aviv Ltd.	50%	See note 10(a)
	City Mall Tel Aviv Ltd.	50%	See note 10(a)
	Tel Aviv Parking lots Ltd.	50%	See note 10(a)
	Einat real estate investment agriculture cooperative Ltd.	50%	cooperative
	Eyal Baribua Ltd.	50%	proportionately
	BSRE U.S.A Inc	100%	subsidiary
	BSRE Point Wells Lp	99.9%	Partnership
Bee Group Ltd.	Na'aman Porcelain Ltd	77%	Subsidiary
	Kfar Hasha'ashuim Marketing Ltd.	90%	Subsidiary
Na'aman Porcelain Ltd.	Vardinon Textile Ltd.	100%	Subsidiary (see also note 6)
	Sheshet Chain of Stores for Household Utensils Ltd.	100%	Subsidiary
Dor Alon Energy in Israel (1988) Ltd.	Dor Alon Gas Technologies Ltd.	100%	Subsidiary
	Dor Alon retail sites management LTD	100%	Subsidiary
	Alon fuel management and operation networks (1999) Ltd.	100%	Subsidiary
	Loyalty plan-partnership "YOU"	25%	Partnership
	Dor energy holdings (2004) ltd	100%	Subsidiary

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

Date:  April 30, 2012