Form 20-F
period 2012-12-31
Alon Holdings Blue Square - Israel Ltd
filed 2013-04-29
CIK 1016837

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

Ortal Klein, Corporate Secretary

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

Yes ☐   No  ☒

INTRODUCTION

Unless otherwise indicated, as used in this Annual Report, (a) the term “Alon Blue Square” or the “Company” means Alon Holdings Blue Square - Israel Ltd., (b) the terms “we,” “us” and “our,” mean Alon Blue Square and its consolidated subsidiaries, (c) “Mega Retail” means our wholly-owned subsidiary, Mega Retail Ltd., (d) “Dor Alon” means Dor Alon Energy In Israel (1988) Ltd., a corporation of which we held approximately 78.43% of the outstanding ordinary shares as of March 29, 2013, and the balance of whose shares are publicly held and traded on the Tel Aviv Stock Exchange, and its subsidiaries (e) "Bee Group" means our wholly-owned subsidiary, Bee Group Retail Ltd., and (f) "BSRE" means Blue Square Real Estate Ltd., a corporation of which we held 78.22% of the outstanding shares as of March 29, 2013, and the balance of whose shares are publicly held and traded on the Tel Aviv Stock Exchange, and its subsidiaries.

We operate in four reporting segments. As of December 31, 2012, we were the largest retail company in Israel based on the number of stores. In our Supermarkets segment, we are the second largest food retailer in the State of Israel. In our Fueling and Commercial Sites segment, we operate a chain of filling stations and convenience stores in different formats in Israel, and we are considered to be one of the four major gas companies in Israel. In our Non-Food segment, we sell “Non-Food” items both in stand alone retail outlets and in our supermarkets. In our Real Estate segment, we own, lease and develop yield-generating commercial properties and projects. In addition to our reporting segments, we have activities in issuing and clearing credit cards through our affiliate, Diners Club Israel Ltd., of which we held 49% as of March 29, 2013, , and during 2012 we launched our mobile virtual network operator (MVNO) network in Israel through our wholly-owned subsidiary, Alon Cellular Ltd.

Through our supermarkets, which are operated mostly through Mega Retail, we offer a wide range of food and beverage products and “Non-Food” items, such as houseware, small electrical appliances, computers and computer accessories and entertainment products and textile products (called “Non-Food” in this Annual Report), and “Near-Food” products, such as health and beauty aids, baby and young children products, cosmetics and hygiene products (called “Near-Food” in this Annual Report). As of December 31, 2012, we owned and operated 212 supermarkets under the brand names, Mega in Town, Mega Bool, Zol BeShefa and Eden Teva Market (“Eden Teva”).

As of December 31, 2012, Dor Alon supplied motor fuels, motor oil and other petroleum products to a network of 202 filling stations operating under the “Dor Alon” brand. Integrated into most of Dor Alon’s public filling stations are Diesel Fueling Centers (“DFC”) that sell diesel fuel for large vehicles such as trucks and buses at preferential terms. Dor Alon also supplies ARAL lubricants and Texaco lubricants in Israel. As of December 31, 2012, Dor Alon also operated 209 convenience stores, of which 163 were convenience stores branded “Alonit” and “Super Alonit” (called Alonit convenience stores in this Annual Report) and 46 convenience stores were operated by the AM:PM chain of stores. In addition, as of December 31, 2012, Dor Alon also operated 160 internal filling stations.

As of December 31, 2012, our Non-Food segment consisted of 219 non-food outlets, partially through franchisees, with activities in the houseware and home textile, toys, leisure, and baby and young children sectors. Our Non-Food segment operates under the brand names Naaman, Vardinon, Sheshet, Kfar Hasha’ashuim, All for a Dollar and Dr. Baby. In December 2012, Alon Blue Square resolved to sell during 2013 Kfar Hasha’ashuim and All for a Dollar chains, which sell toy and leisure products and operated 84 non-food outlets, mostly through franchisees, as of December 31, 2012.

As of December 31, 2012, through BSRE, we were the legal owner (including through long-term leases from the Israel Land Administration and the Municipality of Tel Aviv) of 114 yield generating real estate properties (including properties owned in connection with our Supermarkets and Non Food segments, which includes warehouses and offices), totaling approximately 268,000 square meters, and approximately 155,000 square meters of unutilized building rights. In addition, we engaged in the development of five projects totaling approximately 80,600 square meters. In addition, BSRE operated in the area of residential real estate promotion and planning. For further information regarding our real estate, see “Item 4. Information on the Company - B. Business Overview – Our Real Estate.”

Please note that unless otherwise indicated, as used in this Annual Report, the term “owned” or “ownership” with respect to our supermarkets, Bee Group outlets and filling stations means the ownership of the operations of our supermarkets, outlets and sites and not legal title to the real estate underlying our supermarkets, outlets and sites.

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

All references in this Annual Report to dollars or $ are to U.S. dollars and all references in this Annual Report to NIS are to New Israeli Shekels. Unless mentioned otherwise, all figures in U.S. dollars are based on the representative exchange rate between the NIS and the dollar as published by The Bank of Israel for December 31, 2012, which was NIS 3.733 per $1.00, except figures for the first quarter of 2013, which are based on the representative exchange rate between the NIS and the dollar as published by The Bank of Israel for March 28, 2013, which was NIS 3.648 per $1.00.

3

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data.

We have derived the following selected consolidated financial data as of December 31, 2011 and 2012 and for each of the years ended December 31, 2010, 2011 and 2012 from our consolidated financial statements and notes included elsewhere in this Annual Report. We prepare our consolidated financial statements in conformity with IFRS. We have derived the selected consolidated financial data as of December 31, 2008, 2009 and 2010 and for each of the years ended December 31, 2008 and 2009 from our audited consolidated financial statements not included in this Annual Report. As a result of our decision in December 2012 to sell during 2013 Kfar Hasha’ashuim, which sells toy and leisure products, the data of the toy and leisure activity of the Non-food segment have been presented as discontinued operations, and the statement of operations for the years 2008 to 2011 have been restated to reflect this classification. You should read the selected consolidated financial data together with the section of this Annual Report titled “Item 5. Operating and Financial Review and Prospects”, our consolidated financial statements included elsewhere in this Annual Report, the related notes, and the independent registered public accounting firm's report.

	For the year ended December 31,
	2008	2009	2010	2011	2012	2012
Statement of Income Data	NIS (In thousands, except per ordinary share or ADS data)					$(1)
In accordance with IFRS:
Revenues	7,266,907	7,191,649	9,068,126	15,159,447	15,805,539	4,234,005
Less – government levies	-	-	723,709	2,813,671	2,955,154	791,630
Net revenues	7,266,907	7,191,649	8,344,417	12,345,776	12,850,385	3,442,375
Cost of sales	5,238,518	5,165,768	6,058,120	9,442,009	10,008,056	2,680,969
Gross profit	2,028,389	2,025,881	2,286,297	2,903,767	2,842,329	761,406
Selling, general and administrative expenses	1,770,205	1,790,730	2,042,655	2,611,801	2,658,198	712,081
Operating profit before other gains and losses and changes in fair value of investment property	258,184	235,151	243,642	291,966	184,131	49,325
Other gains	12,233	4,698	3,258	1,637	29,939	8,020
Other losses	(14,716)	(32,253)	(23,953)	(18,529)	(6,544)	(1,753)
Changes in fair value of investment property, net	19,067	20,775	32,917	41,913	106,399	28,502
Operating profit	274,769	228,370	255,864	316,987	313,925	84,094
Finance income	60,669	64,482	85,620	156,567	73,875	19,790
Finance expenses	(158,700)	(175,045)	(232,940)	(328,493)	(319,644)	(85,627)
Finance expenses, net	(98,031)	(110,563)	(147,320)	(171,926)	(245,769)	(65,837)
Share of profit (loss) of associates	(33)	(37)	(518)	5,746	12,024	3,221
Income before taxes on income	176,704	117,770	108,026	150,807	80,180	21,478
Taxes on income	43,181	22,596	38,591	48,485	16,561	4,436
Net income from continuing operations	133,523	95,174	69,435	102,322	63,619	17,042
Gain (loss) from discontinued operations	(1,121)	2,627	(6,826)	(18,609)	(22,468)	(6,019)
Net income for the year	132,402	97,801	62,609	83,713	41,151	11,023

Attributable to:
Equity holders of the Company	104,586	77,163	47,839	59,513	(3,213)	(861)
Non-controlling interests	27,816	20,638	14,770	24,200	44,364	11,884

Earnings per Ordinary share or ADS attributable to equity holders of the Company:
Basic
Continuing operations	2.43	1.71	1.10	1.18	0.29	0.08
Discontinued operations	(0.02)	0.06	(0.14)	(0.28)	(0.34)	(0.09)
	2.41	1.65	0.86	0.90	(0.05)	(0.01)
Diluted
Continuing operations	1.64	1.71	1.10	1.07	0.29	0.08
Discontinued operations	(0.02)	0.06	(0.14)	(0.28)	(0.34)	(0.09)
	1.62	1.65	0.86	0.79	(0.05)	(0.01)
Cash dividends declared per ordinary share or ADS(2)	3	-	14.01	1.13	-	-
Number of Ordinary Shares Outstanding at the end of each year: (3)	43,372,819	43,717,058	65,990,879	66,161,860	66,161,860	66,161,860

(1)	The translation of the NIS amounts into dollars has been made for the convenience of the reader at the representative exchange rate prevailing at December 31, 2012 (NIS3.733 =$1.00), as published by The Bank of Israel. During 2012, the US dollar depreciated in value vis-à-vis the NIS by approximately 2.3%.
(2)	Including dividends paid of NIS 12.31 ($3.39) on October 18, 2010 after the issuance of 20,328 thousand shares as part of the acquisition of Dor Alon.
(3)	Does not include treasury shares.

	At December 31,
	2008	2009	2010	2011	2012
	NIS (in thousands)					$(1)
Balance Sheet Data:
In accordance with IFRS
Working capital (deficit)	(47,014)	492,938	58,387	(494,401)	(686,331)	(183,855)

Total assets	4,444,873	5,165,497	8,770,208	9,094,217	9,493,373	2,543,095

Short term credit from banks and others and current maturities of debentures	236,901	351,296	970,824	1,561,296	1,976,880	529,569

Long term debt, net of current maturities	1,457,955	1,990,075	3,700,053	3,657,957	3,552,492	951,645
Total equity	1,103,922	1,229,750	1,585,165	1,546,226	1,606,341	430,308

(1)	The translation of the NIS amounts into dollars has been made for the convenience of the reader at the representative exchange rate prevailing at December 31, 2012 (NIS 3.733= $1.00), as published by The Bank of Israel.

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors.

Our business, operating results and financial condition could be seriously harmed due to any of the following risks.  If we do not successfully address any of the risks described below, our business, operating results and financial condition could be materially adversely affected and the share and ADS price of Alon Blue Square may decline.  We cannot assure you that we will successfully address any of these risks.

Risks Related To Our Supermarkets

We are engaged in a highly competitive business. If we are unable to compete effectively against major supermarkets, low-priced supermarkets and other competitors, our business will be materially adversely affected.

The food retailing industry in Israel is highly competitive and is characterized by high turnover and narrow operating margins. We compete with the other largest supermarket chain, Shufersal, low-priced smaller supermarket chains, independent grocers, open-air markets, and other retailers selling supermarket goods. Competitive pressures increase as the supermarket sector in Israel approaches higher saturation levels and continue to increase as our competitors expand their operations and new companies enter the market with hard discount formats.

 We believe that an important factor in the purchase decisions of a large portion of the Israeli public is the price of the products it purchases. As a result, in recent years, we and our competitors have established and expanded low-price and hard discount store formats.

In addition, smaller supermarket chains during 2011 and 2012 continued to aggressively increase their market share and expand their presence in selected areas in Israel, often geographically beyond their original locations, increasing competition in an already difficult market. We estimate that our market share of the total retail market of food, beverages and tobacco decreased to 11.9% in 2012 from 12.7% in 2011. The market share of our largest competing supermarket chain, Shufersal, based on its financial reports, was approximately 20.2% of the total retail market of food, beverages and tobacco in 2012 compared to 20.9% in 2011(market share estimates are based on the calculation of the Central Bureau of Statistics of the total retail market for food, beverages and tobacco for 2010, and our estimate for market growth of 3.7% in 2011 and 3.2% in 2012).   The difference in market share may give Shufersal a greater competitive advantage in its dealings with customers, suppliers and other third parties. The low barriers of entry, including the relatively low cost of establishing a new smaller supermarket chain, have contributed to the increase in the number and expansion of smaller supermarket chains in recent years. These smaller supermarket chains have been able to capture a significant part of the sales from the major chains in their areas by using lower cost non-unionized labor and having lower operating costs.

Since 2005, a number of smaller supermarket chains which previously operated on a local geographic level combined to form a separate entity, Fourth Chain Company Ltd., in order to develop a private label and to jointly negotiate with suppliers. Since 2006, the Fourth Chain Company has marketed a private label brand.  This combination, and possible similar combinations of other smaller supermarket chains, may generate the efficiencies of a major nationally-spread chain and enable them to compete more efficiently with us. In addition, in January 2013, the Israeli Antitrust Authority approved the merger between Bitan Wines Ltd. and the Zim Direct Marketing Ltd. chain of discount supermarkets. The merged chain will have 62 outlets throughout Israel. This merger, and possible similar mergers in the future, could adversely affect our competitive position.

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

We purchase most of our dairy, fresh produce and poultry products from the Tnuva Corporation, which holds a leading position in the domestic dairy and poultry markets. To the best of the Company's knowledge, some of the collective acquisition entities of Kibbutzim in Israel that hold shares in Alon, our controlling shareholder, also hold approximately 23% of Tnuva. In 2012, Tnuva’s products accounted for approximately 15.2% of all the products sold at our supermarkets. For more information on our arrangements with Tnuva, see Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transaction – Arrangements with Tnuva.” In addition, the Strauss group, an Israeli food manufacturer, accounted in 2012 for approximately 8.7% of all products sold at our supermarkets, and the Osem group accounted for approximately 7.6% of all products sold at our supermarkets in 2012.  Due to our status as a leading food retailer in Israel which allows us to offer a wide assortment of products and promotions on a national level of these suppliers’ products, and the fact that we maintain an excellent and long-standing relationship with Tnuva, the Strauss group and Osem, we do not believe that there is a material risk of future discontinuance of the supply of products of these key suppliers. However, we do not have a written contract with Tnuva, Strauss group or Osem obligating them to supply products to us. The ten largest suppliers accounted for approximately 60.9% of our product purchases in 2012. Due to the relatively large market share of these suppliers, we depend on them and on a number of other suppliers that supply brands characterized by high customer loyalty, such as the Central Company for the Manufacture of Soft Drinks Ltd., which is the exclusive franchisee of Coca Cola in Israel and which also distributes other popular soft drinks. Increases in prices by our suppliers are generally not offset, fully or as quickly, by increases in our selling prices and revenues because of competitive pressures. At the end of 2012, our major suppliers raised prices of the products they supply to us. However, this price increase has not had a significant impact on our operating results. We cannot assure that, in the future, Tnuva, Strauss group, Osem or any of these other suppliers will not significantly raise the prices of the products they supply us in the future, or encounter difficulties in providing these products to us, in either of which cases our operating results might be adversely affected.

The enactment of new laws and regulations, including the enactment of governmental committees such as the "Kedmi Committee", may materially adversely affect our sales and profits, including limiting our ability to purchase additional stores or obligate us to sell some of our stores.

The food retail industry in Israel is subject to laws and regulations which may adversely affect our sales and profits. In addition, from time to time, new laws and regulations are enactedwhich may adversely affect our business and limit our ability to conduct our business.

In June 2011, the Kedmi Committee was appointed in order to examine the level of competition and prices in the food and retail industry. On October 21, 2012, the government approved the final recommendations of the Kedmi Committee. In November 2012, the Israeli Ministry of Finance published a new Legal Memorandum on the promotion of competition in the food industry aimed at implementing the recommendations of the Kedmi Committee. The purpose of the law is to promote and increase competition in the food and retail industry in order to reduce product prices. The Legal Memorandum sets a few new provisions, including: (i) geographical regions for the food industry and geographic competition regions for the "big retailers" (retailers which own at least three stores and annual sales exceeding NIS 250 million per year); (ii) prohibition on opening additional stores without the consent of the antitrust commissioner; (iii) authorizations to court to stop one store or more activities as well as the assignment of rights or the sale of rights in one or more stores; and (iv) prohibition on the designation of shelf space for a product exceeding 30% of the existing shelf space.

The aforementioned recommendations and the Legal Memorandum may materially adversely affect our ability to purchase additional stores in specific areas or could obligate us to sell some of our stores, may materially adversely affect our sales and profits, and may adversely affect our relationships with the suppliers due to limitations on shelves spaces. For additional information on this matter, see "Risks Related To Our Business As A Whole – Establishment of government committees and protests against high cost of living may adversely affect our business". We cannot assure you that new laws and regulations will not be enacted in the future, which may materially adversely affect our sales and profits and limit our ability to conduct our business.

Our profit margin would be adversely affected if our ability to utilize our distribution centers were limited.

We have a distribution center in Rishon Letzion from which we distribute a large portion of the products we carry to our supermarkets. The products distributed by our distribution center to our supermarkets made up approximately 21.7% of our total purchases during 2012. In addition, we are planning an additional distribution center for our supermarkets which we expect to be completed by the end of the first half of 2014. Our inability to utilize the distribution centers for any reason may significantly impair our ability to distribute our products to our supermarkets and would adversely affect our profit margin.

The Israeli Antitrust Authority may take actions that limit our ability to execute our business strategy or otherwise affect our profitability.

Our strategy includes expanding our market presence in existing retail food markets.  The Israeli Antitrust Authority may limit our ability to execute our strategy, inter alia, by limiting our ability to acquire existing stores or enter into mergers to acquire existing stores. In 2011, we requested to purchase four of our competitors' stores, in Ashkelon, Or Akiva, Beer Sheva and Hadera; however the Commissioner approved the purchase of only two of the stores, in Ashkelon and Or Akiva. Such limitations may materially adversely affect our ability to expand our business and compete effectively against our competitors.

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

Among the practices that were found to be restrictive according to the Commissioner were the following: arrangements with suppliers that determine the suppliers of the retail chains, their identity and their number; arrangements for the management of product categories in conjunction with suppliers; arrangements regarding the retail selling price; arrangements for determining the market share of a particular supplier’s products and arrangements for determining prices made by suppliers to competing chains; and arrangements with regard to the use of suppliers’ manpower to stock merchandise on the shelves of the chains’ stores.  Limits were imposed on financial incentives to the chains with regard to display areas and on special offers to chains for meeting certain sale targets. In August 2006, the Restrictive Trade Practices Court approved a consent decree reached between the Commissioner and certain specific food suppliers.  The consent decree stipulates various prohibitions, conditions and restrictions that would apply to certain practices of these suppliers. The consent decree addresses the following practices: arrangement by which suppliers influence the number or identity of competing suppliers; acquisition of shelf and off-shelf display space; category management; the use of suppliers’ representatives to physically arrange the shelves in the chains’ stores; discounts and rebates in exchange for meeting sales targets; arrangements that determine a supplier’s market share; and exclusivity in sales and price dictation by suppliers.  The Company is not a party to the consent decree; however, it could nevertheless have an effect on the practices of the Company’s suppliers and indirectly on the Company. Although the Commissioner's 2005 position paper determined that the use of suppliers’ representatives to physically arrange the shelves in the chains’ stores may be considered a restrictive arrangement, the Commissioner agreed not to take enforcement measures with regard to such arrangements until February 2012 so long as such arrangements satisfy the conditions set forth in the consent decree.

In February 2012, the Company submitted a request for an exemption from approval of the restrictive arrangement for 21 months (until September 2013), although the Company believes that such arrangements are not restrictive arrangements. In January 2013, the Commissioner granted an exemption from approval of a restrictive arrangement for a limited period. The exemption is until the end of March 2013 with respect arrangement of soft drinks, until the end of September 2013 with respect to the arrangement of milk products and until the end of 2013 with respect to the arrangement of "van sale" products (such as ice cream, newspapers and bread products). During 2012, we began self arranging of some of the product categories, and as of December 31, 2012 we self arrange all of our dry products, We intend to self arrange the remaining product categories by the end of 2013 in accordance with the Commissioner's exemption described above. Self arrangement has required the employment by the Company of many new employees, increasing our employment costs. This may materially adversely affect the Company's profits unless the Company is able to pass these costs to suppliers. We intend to enter into arrangements with our major suppliers in order to share these costs with such suppliers

We have been applying most of these directives using an internal compliance program that we have adopted.

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

Risks Related To Fueling and Commercial Sites

Fluctuations in the price of petroleum products and increases in excise tax rates may have a material adverse effect on the earnings and profitability of Dor Alon.

The primary factors affecting the price of petroleum products in Israel are the prices of petroleum products in the Mediterranean Basin, foreign exchange rates and the excise taxes imposed on the sale of petroleum products in Israel. In the last few years, fuel prices worldwide and in Israel have fluctuated significantly. Fluctuations in fuel prices have a direct effect on Dor Alon’s working capital.

Generally, an increase in fuel prices causes increases in the value of Dor Alon’s inventory and increases the volume of customer credit that Dor Alon extends to its customers and, therefore, also increases Dor Alon’s working capital requirements and increases its exposure to customer credit risk. Increased working capital requirements result in increased finance expenses.

The excise tax component of certain fuel prices such as diesel oil, kerosene and gasoline is significant. Excise tax is imposed directly on fuel companies at the time of sale of fuel to customers and is generally payable within 10 days after the sale, while the credit line provided by Dor Alon to its customers is significantly longer. As Dor Alon’s working capital requirements increase due to the increases in excise taxes, it will be required to procure additional credit facilities and incur additional financing expenses. Following the increase in fuel prices in August 2011, the Israeli government reduced the excise tax on diesel fuel and kerosene by approximately NIS 0.3 per liter, including VAT. In September 2011, the government raised the excise tax by NIS 0.25 per liter, including VAT and in October 2011 raised by NIS 0.1 per liter, including VAT. These changes did not have a material adverse effect on Dor Alon's revenues. As of March 18, 2013, the excise tax on gasoline was NIS 3 (excluding VAT) per liter, the excise tax on diesel oil was NIS 2.88 (excluding VAT) per liter. Failure to obtain additional credit facilities would have a material adverse effect on the business, financial condition and results of operations of Dor Alon.

In addition, a decrease in fuel prices under supervision (octane 95 gasoline) generally causes decreases in the value of Dor Alon's inventory. A decrease in these fuel prices may cause a loss in the reporting period during which this price decrease occurs. In the fourth quarter of 2012, fuel prices decreased, reducing Dor Alon's operating profit by approximately NIS 17 million.

Competition in the energy industry is intense, and an increase in competition in the market in which Dor Alon sells its products could adversely affect the earnings and profitability of Dor Alon.

Competition in the Israeli energy industry is intense and has even increased in recent years. Dor Alon’s major competitors are large fuel companies in Israel: Paz Oil Company Ltd. (“Paz”), The Delek Israel Fuel Corporation Ltd. (“Delek”) and Sonol Israel Ltd. (“Sonol”). The principal competitive factors affecting the retail fuel marketing business are location of filling stations, brand identity, product price, the variety of related services offered to customers, the level of service, financial strength allowing the establishment of new filling stations, procurement of petroleum products at competitive prices and the terms offered to fleet customers, real estate owners and/or owners of filling stations.

With respect to its direct marketing operations, Dor Alon expects to face continued competition from Paz, Delek and Sonol, the fueling companies Pazgas, Amisragas and Supergas, and small fuel marketing companies as well as LPG marketing companies, consisting mainly of subsidiaries of Paz, Delek and Sonol. The principal competitive factors in the direct marketing business are product price, credit terms and levels of service. Increases in competition may adversely affect the earnings and profitability of Dor Alon. In addition, Dor Alon may face competition from Oil Refineries Ltd., ("ORL"), after its privatization and increased competition from Paz which now owns one of the two oil refineries in Israel.

The recommendations of the Trachtenburg Committee may have a material adverse effect on Dor Alon's results of operations.

In July 2011, a public protest began in Israel with regard to high housing costs. In response to these protests, in August 2011 the Israeli Government formed the Trachtenburg Committee whose role, inter alia, was to examine the living costs in Israel and the influence that the lack of competition in the marketplace has had on these costs and to propose solutions to these issues. In September 2011, the Trachtenburg Committee published its recommendations regarding competition in the filling stations sector and the promotion of competition in the LPG market.

With regard to the filling stations field of activity, the following recommendations, among others, were made: (i) the imposition of price control on diesel oil; (ii) strengthening the independence of filling station operators by releasing the filling stations from agreements with the fuel companies; (iii) providing priority to the establishment of independence filling stations which are not large fuel companies; (iv) marketing of Israel Land Administration lands for the construction of 40 new filling stations for independence filling stations; (v) implementation of a universal automatic fueling device; and (vi) setting a mechanism obligating the sale of filling stations to small companies in areas with little competition, including assessing the level of competition among filling stations from their establishment and through the paving and expansion of highways.

Due to such recommendations, in December 2011, Dor Alon received a letter from the Joint Committee of Prices, the Ministry of Energy and Water and the Ministry of Treasury, stating that the committee intends to examine the imposition of price control on the marketing margin of diesel oil for transportation in the filling stations.

With regard to the LPG market, the following recommendations, among others, were made: (i) supervision on the refinery gate price and the consumer prices; and (ii) reform in the accessibility to gas bulks in order to increase competition, including the implementation of free access to different suppliers and protecting the small gas suppliers.

In December 2011, the Government adopted the committee's recommendations. In July 2012, and amendment to the Price Control of Goods and Services Order (Application of the Law on Diesel Fuel for Transportation and Determining the Level of Control), 2012, was published, requiring a fueling company to annually report the profitability of diesel fuel sold at filling stations pursuant to chapter VII of the Price Control of Goods and Services Law, 1996. Dor Alon estimates that the provisions of the Order will not have materially adversely affect Dor Alon's results of operations. For additional information on this matter, see "Risks Related To Our Business As A Whole – Establishment of government committees and protests against high cost of living may adversely affect our business".

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

On August 31, 2011, Dor Alon received from the Israeli Ministry of Energy and Water an order pursuant to which the Ministers of Treasury and National Infrastructure decided to reduce the marketing margin in connection with the sale of full service gasoline by NIS 0.184 per liter. On September 1, 2011, Dor Alon and other fuel companies submitted a petition to the Supreme Court sitting as the High Court of Justice, which ruled that the Ministry of Energy and Water and the Pricing Committee must reevaluate their decision based on updated data that Dor Alon and the other fuel companies submit to the Ministries, although the court kept the order in place until another decision. On May 31, 2012, the Ministry of Energy and Water and the Pricing Committee updated the marketing margin of 95 octane gasoline, increasing the marketing margin for self service by NIS 0.047 per liter (excluding VAT) and reducing the full service charge by NIS 0.038 per liter (excluding VAT). On November 26, 2012, the Supreme Court sitting as the High Court of Justice rejected the petition of Dor Alon and the other gas companies on the issue of reducing the marketing margin. The overall impact on Dor Alon's profits has not been significant. In the fourth quarter of 2011 and in 2012, Dor Alon took steps to mitigate its effect by, among other things, reducing discounts at its filling stations and to its fleet customers, expenses related to the number of persons employed at its filling stations, rental expenses, and advertising expenses. Additionally, it has been opening convenience stores in the proximity of filling stations and broadening its business activities, such as expanding its supply of automobile gas at existing filling stations and supplying natural gas to industrial customers and power plants. These actions significantly reduced the impact resulting from the reduction in marketing margins. Future reductions in marketing margings may impact Dor Alon's profitability depending on the amount of such reduction and the ability of Dor Alon to mitigate their effect.

Changes in the regulatory arrangements, as described above, or new arrangements may influence the results of Dor Alon.

Dor Alon may incur costs to comply with petroleum product and environmental regulatory controls related to its operating activities.

The sale and distribution of petroleum products in Israel is subject to extensive regulation and supervision that is focused on preventing potential harm to the environment (principally water, air and soil contamination) and maintaining public safety. Petroleum products are classified, under certain circumstances, as hazardous materials that are potentially contaminating. Therefore, handling and dealing with these products in Israel is subject to regulation and supervision. In recent years, enforcement of the laws in Israel concerning environmental issues has become more stringent. These developments will likely increase the costs required to construct and maintain Dor Alon’s filling stations and private filling stations. If Dor Alon does not comply with the abovementioned regulatory controls, it may be subject to litigation by regulatory authorities, third party claims, class action lawsuits and other litigation in addition to the risk of losing, conditioning or delaying the business permit of filling stations with environmental contamination. Furthermore, defending ourselves against regulatory violations alleged by regulatory authorities or consumers may in the future require substantial financial and management resources.

Dor Alon is exposed to customer credit risk that may increase with future increases in the price of petroleum products.

Currently, accepted practice in the fuel marketing industry in Israel is to grant customers (especially fleet customers and commercial customers) a credit line for the purchase of products for extended periods without any security interest. In each of the Filling Stations and Convenience Stores operation and the Direct Marketing operation, Dor Alon grants customers credit for up to 90 days. During 2012, Dor Alon had an average of NIS 627 million in outstanding customer credit (30 credit days) in the Filling Stations and Convenience Stores operation, and an average of NIS 450 million in outstanding customer credit (90 credit days) in the Direct Marketing operation. As a result of the extension of customer credit, Dor Alon is exposed to the risk of delayed collections and nonpayment of debt.

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

Most of Dor Alon’s filling stations and some of its convenience stores operate on the Jewish Sabbath (Saturday). According to Section 9 to the Hours of Work and Rest Law, 1951, or the Work and Rest Law, the employment of Jewish workers on Saturday is subject to a permit issued by the Labor Minister. Dor Alon does not possess such a permit. The Work and Rest Law also prohibits a store owner from trading in his store during the days of rest as they are defined in the Arrangements of Government and Law Ordinance, 1948.

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

The merchandise we sell in our non-food and wholesale business is varied, and we therefore compete in several different markets. Our "Naaman", "Sheshet" and "Vardinon" stores compete in the houseware, home textile and accompanying accessories markets. Our "Dr. Baby" stores compete in the baby and young children accessories market, and our "All for a Dollar" and "Kfar Hasha’ashuim" stores compete in the toys and leisure accessories market and the back-to-school products market.

 In recent years competition in the non-food and wholesale industry has increased, primarily due to the entry of retail chains and stores from outside the food industry, and Office Depot, do-it-yourself chains such as Home Center and ACE (a franchisee of Ace Hardware), household stores, home textile stores, such as Golf & Co. Ltd., Fox Home and Kitan Textile Industries Ltd., houseware stores, electricity appliances stores, specific stores in the toy industry, such as Toys “R” Us and Red Pirate, and also due to the expansion of the houseware and home textile departments in supermarkets, in the houseware industry. This competition affects the selling prices of our products and the level of our sales. Our Sheshet chain is positioned as a chain that provides products at competitive prices. Increased competition may adversely affect our level of sales and our profitability.

In addition, the barriers of entry are low in some of the markets in which our non-food segment competes due to the price and availability of products from overseas suppliers, although the establishment of a network of stores throughout the country together with the required import and marketing of products requires a high level of investment.  The entrance of new competitors may reduce our market share and may reduce the selling prices of our products and lead to a reduction in our profitability.

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

Disruptions of the Israeli ports may affect our ability to import products used in our non-food business.

Our non-food segment acquires most of its products from suppliers outside of Israel, and most of its products are imported via the sea. A prolonged general strike, shutdown or a disruption of any of the Israeli ports for an extended period of time, including as a result of a military conflict, would affect our ability to import such products or increase their prices. In addition, since the peak selling season of some of our non-food stores is before or during the holidays, disruptions in the ports before or during such holiday seasons may adversely affect our sales and financial results.

Political and economic conditions in China may affect the operating results of our non-food segment.

Most of our non-food segment's imports are from suppliers located in China.  Because most of the products sold by our non-food segment are manufactured in and imported from China, its activity may be affected by changes in the political and economic conditions in China.  For instance, any material change in the NIS-US dollar or the NIS-Chinese Yuen currency exchange rates may increase our manufacturing costs and increase the price of those imported products from China.

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

We are dependent on franchisees that own and operate a portion of our Non Food stores, mainly in our Kfar Hasha'ashuim chain. We have limited control over franchisees, and our financial results could be negatively impacted by the performance of the franchisees.

We hold and operate, through our subsidiaries, large chains with a total 200 stores as of December 31, 2012, of which 83 stores are owned and operated by franchisees, most of which in our "Kfar Hasha'ashuim" chain.  This store ownership mix presents a number of drawbacks, such as our limited control over franchisees and our limited ability to facilitate changes in the ownership and management of the franchised stores.

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

In addition, we provide our franchisees with credit as part of our franchise agreements. We have had difficulties collecting amounts due to us from franchisees, and in April 2012 we took over 24 stores and inventory in exchange for the debt owed to us and during the second half of 2011, we wrote off some of the debt owed to us by franchisees. If we continue having difficulties collecting debt from franchisees, and the security provided to us by franchisees is not sufficient to cover this debt, we may decrease our sales to the franchisees and increase our doubtful accounts, which could materially and adversely impact our sales and financial results.

In December 2012, the Company resolved to sell Kfar Hasha’ashuim, during 2013.

Risks Related To Real Estate

We are subject to risks regarding the ownership of real estate assets, including a slowdown in the Israeli yield-generating real estate market, which may adversely affect our business.

We own, through our subsidiaries, real-estate assets, most of which are currently used in connection with the retail operation of our stores, and the remainder is leased to third parties or is held for future development. These assets are subject to risks with regard to ownership of real-estate assets, including a slowdown in the Israeli yield-generating real estate market, evidenced by a decline in demand and surplus of supply of commercial properties, a reduction in the availability of credit sources, an increase in financing costs and/or stricter requirements by banks for providing such financing, which may have a material adverse effect on the real-estate markets, occupancy rates, rental fees and revenues from third parties and on the value of the assets in the Company's financial statements. These risks include increase of operational costs, decline of the financial conditions of the lessees and additional factors which are beyond our control. Any of these risks could adversely affect our business. A deterioration of economic conditions in Israel or a slowdown in the Israeli yield-generating real estate market could adversely affect our real estate business.A slowdown in the Israeli yield-generating real estate market occurred beginning in the fourth quarter of 2008 and continued until 2010. The debt crises generated in Europe may also have a future adverse affect on the economic conditions in Israel. In addition, the public protest which began in July 2011, among others with regard to high housing costs in Israel, led to a slowdown in the Israeli yield-generating real estate market which was evidenced by a decline in the demand for real estate during the second half of 2011 due to the sharp increase in real estate prices and the public's anticipation that such prices will decrease due to the public protest.

In addition, from time to time we acquire real estate with the intention of changing the zoning of such real estate. We cannot assure that the relevant planning authorities will approve these contemplated zoning changes or, if approved, that we will be able to sell our real estate at a profit following a change of zoning.

BSRE is subject to risks regarding the development of residential building. A recession and/or government policies may have a negative impact on BSRE's operations in residential building, by causing a decrease in the scope of marketing and sales and a decrease in the prices of apartments.

We are subject to risks relating to the residential building sector in Israel, including: changes in interest rates which can affect the costs of projects and profitability; the speed at which local planning authorities and cities that affect the project timetables approve the building projects; changes in and increases to the stringency of building and planning laws and regulations, which may require the Company to incur additional expenses; lack of human resources in the building sector, as a result of the government's policy for employing foreign workers, or 'closures' for security reasons as well as delays or continuing lack of raw materials, for example as a result of the closure of Israel's ports, that may affect the Company's ability to meet the original timetables as well as its originally contemplated costs; difficulty of buyers to obtain loans on favorable terms to purchase homes due to mortgage interest rates; and the change of the bank policies with respect to the percentage of equity and collateral required from property purchasers, may affect the demand for residential apartments.

Changes in the economy, especially as a result of a recession or a significant deterioration in the economy, may cause a decrease in the scope of sales and a decrease in the prices of apartments. In addition, government policies may affect the availability and value of real estate designated for building and may also affect the prices of apartments. In 2012, The Bank of Israel has imposed additional regulatory requirements on the ability to obtain mortgages, including a limit on the amount of loans granted at variable rates of interest and a ceiling on the ratio of debt to equity. These initiatives are intended to affect, and do affect, demand for real estate designated to residence.

BSRE may not be able to obtain additional financing for its future capital needs on favorable terms, or at all, which could limit its growth and increase its costs and could adversely affect the price of its ordinary shares.

Most of BSRE's activities, including its wholesale market project, are largely financed from external sources.  We cannot be certain that BSRE will be able to obtain financing on favorable terms for its activities, or at all, and BSRE cannot be certain that its existing credit facilities will be renewed. In addition, an adverse change can occur in the terms of the financing that it receives.  Any such occurrence could increase BSRE's financing costs and/or result in a material adverse effect on the results of the Company and its ability to develop its real estate business. As of December 31, 2012, BSRE had long term loans including debentures in the outstanding amount of approximately NIS 2.2 billion. The amount of long term loans currently outstanding may inhibit BSRE's ability to obtain additional financing for its future capital needs, inhibit BSRE's long-term expansion plans, increase its costs and adversely affect the price of its ordinary shares. For more information, see "Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources - BSRE Series D Debentures", Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions – Agreement with the Wholesale Market Company”, and "Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions – Agreements Between Alon Blue Square and BSRE- Transfer of Real Estate Assets from Mega Retail to BSRE."

An earthquake of great magnitude could severely damage our business.

In the event of an earthquake, BSRE may incur damages, including but not limited to extensive damages to its properties and loss of revenues, which cannot be evaluated. As of the date of this report BSRE has insured its properties against earthquakes, including indemnification for loss of rent revenues for a period of 12 months. This coverage is subject to a 10% deductible from amount of insurance coverage for each property, which is between a minimum of NIS 36,000 and a maximum of NIS 4.5 million, although for properties owned and/or used by Mega Retail, the minimum deductible is NIS 900,000 per property. In addition, insurance for property and loss of rent revenues is limited as follows: (i) the insurer's liability per property for each insured event will not exceed NIS 300 million; and (ii) the insurer's liability as a result of an earthquake will not exceed NIS 750 million in the aggregate for each insured event.

Risk Related To Our Business As A Whole

Economic conditions in Israel affect our financial performance.

The financial performance of each of our operating segments is dependent to a significant extent on the economy of Israel.

All of our supermarket sales are made in Israel, and we acquire a substantial majority of the goods that we sell from Israeli suppliers. During 2010 and 2011, Israel's Gross Domestic Product rose by 4.7% and 4.6%, respectively. Reports of the Israeli Central Bureau of Statistics indicate that during 2012 Israel's Gross Domestic Product rose by 3.1% as a result of an increase in exports.  We believe that our customers continue to be cautious in their buying patterns and continue to choose to make their purchases at low-price and hard discount stores, which have a lower profit margin. In addition, in connection with the public protests resulting from the economic conditions and described under "Risks Related To Our Business As A Whole – Establishment of government committees and protests against high cost of living may adversely affect our business", there were protests in Israel against the supermarket chains and a number of the products that we sell. Although the protests decreased during 2012, they have taken a toll on the food retailing business in Israel because the public's awareness of the costs of food and other certain products has increased.

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

The financial performance of is our Non-Food segment also dependent to a significant extent on the economy of Israel. Global economic instability and uncertainty affected our non-food and wholesale business in the past by causing a slowdown in the growth of private consumption, which affected the growth of our houseware, home textile, toys, leisure, and baby and young children accessories businesses. Economic instability, uncertainty or slow down could also affect the growth of our non-food businesses in the future.  In addition, the global economic instability, and uncertainty has also reduced the availability of credit, increased the costs of financing and the terms under which banks agree to provide financing.  These developments may reduce our sales, increase our costs of borrowing and reduce our profitability.

For our Real Estate segment, we value our yield-generating real estate property at fair value according to IAS 40 and changes to the fair value of our real estate are reflected in our financial statements.  The fair value of our properties could be impacted by a number of factors, including the global economic and financial market crisis, as well as the retail sector in Israel because most of our assets are intended for retail businesses. Reductions in the fair value of our real estate may materially adversely affect our financial results.

Establishment of government committees and protests against high cost of living may adversely affect our business.

In July 2011, a public protest began in Israel with regard to high housing costs. This protest evolved into a wide scale public demonstration encompassing many other issues, including claims that the cost of living has increased out of control and must be regulated. As a result of these protests, we have seen a decline in sales in our Supermarket segment. In response to these protests, in August 2011 the Government of Israel formed the Trachtenburg Committee whose role, inter alia, was to examine the living costs in Israel and the influence of the alleged lack of competition in the marketplace has had on these costs and to propose solutions to these issues. The Knesset has already adopted the Trachtenburg Committee's recommendation relating to an increase in our corporate taxes and to an increase of competition between filling stations. Additionally, another committee was appointed by the Israel Industry, Trade and Employment Office and by the Minister of Finance to examine the food market (the Kedmi Committee). These developments may have a material impact on the Israeli economy in general as well as the industries in which we compete, and proposals by any such committees could materially adversely affect our business by materially adversely affecting our growth and our profitability. These developments could materially adversely affect our ability to open new supermarkets and convenience stores and the profitability of our existing supermarkets and convenience stores. These developments and proposals by any such committees could particularly adversely affect our Supermarkets segment in light of the fact that we are the second largest supermarket chain in Israel. For additional information on this matter, see "Risks Related To Our Supermarkets - The enactment of new laws and regulations, including the enactment of governmental committees such as the "Kedmi Committee" may materially adversely affect our sales and profits, including limiting our ability to purchase additional stores or obligate us to sell some of our stores", and "Risks Related To Fueling and Commercial Sites - The recommendations of the Trachtenburg Committee may have a material adverse effect on Dor Alon's results of operations".

We have a history of quarterly fluctuations in our operating results and expect these fluctuations to continue due to seasonality.  This may cause the share and ADS price of Alon Blue Square to be volatile.

Our business is subject to fluctuations in quarterly sales and profits. These fluctuations are primarily attributable to increased sales and higher operating income in the holiday seasons occurring in different quarters from year to year.  Thus, for example, in our supermarkets, and in our "Naaman"and "Vardinon" chains, increased sales attributable to Passover, which occurs in either March or April, may be realized in either the first or the second quarter, and sales attributable to the Jewish New Year, which occurs in either September or October, may be realized in either the third or the fourth quarter.  However, the timing of the holidays does not affect our semi-annual results.

Many of our expenses are unrelated to the level of sales. Therefore, a relatively modest increase or decrease in sales, whether or not related to the timing of holidays, tends to have a disproportionately large impact on our profitability.

Because of the fluctuations that we have experienced in our quarterly operating results, we do not believe that period-to-period comparisons of our operating results are necessarily meaningful or should necessarily be relied upon as indicators of future performance. Accordingly, our operating results may be below public expectations in future periods. Our failure to meet these expectations may cause the share and ADS price of Alon Blue Square to decline.

Since the issuance of our 5.9% unsecured debentures issued in August 2003, we have limited the cash dividends that we pay on our ordinary shares.

In connection with our issuance of NIS 400 million in aggregate principal amount of unsecured 5.9% convertible and nonconvertible debentures in August 2003, Alon Blue Square's board of directors resolved that Alon Blue Square would not distribute dividends in any quarter if the ratio of our net financial obligations (as defined then by S&P Maalot, an Israeli rating agency owned by S&P) to EBITDA for any quarter exceeds 3.5 until June 30, 2006 or exceeds 3.0 thereafter.  Alon Blue Square's' board of directors also resolved that Alon Blue Square would not distribute dividends in any quarter if the ratio of the unencumbered fixed assets (net of depreciation) and investment property as set forth on our financial statements to financial obligations (as defined then by S&P Maalot, an Israeli rating agency owned by S&P) for any quarter is below 120%.

On January 14, 2010, Alon Blue Square's' board of directors decided that in view of the changes and development of Alon Blue Square's' since 2003, including the transfer of Alon Blue Square and Mega Retail's real estate properties to BSRE (which has financial obligations to EBITDA ratios appropriate for real estate companies and currently holds a major part of the consolidated debt), the purchase of Bee Group (a Non Food retailer), and the reorganization of Alon Blue Square food retail activities in its subsidiary, Mega Retail, that the ratio of net financial obligations to EBITDA is to be calculated by deducting from the net financial obligations Alon Blue Square's debt which is related by the company to real estate that is not in use by Alon Blue Square (which is equal to 75% of the investment property as recorded on the balance sheet). Due to the acquisition of Dor Alon in October 2010, the increase in fuel prices which increase our capital needs, the Company's then investment plan to open additional Mega Retail stores, the entrance of BSRE to additional new projects and the launching of Alon Cellular, our board of directors further resolved that Alon Blue Square would not distribute dividends in any quarter if the ratio of our net financial obligations (calculated in accordance with the deduction described above) to EBITDA for any quarter exceeds 6. For the quarter ended December 31, 2012, the ratio of our net financial obligations to EBITDA is less than 6.

A downgrading of the rating on our debentures may require us to repurchase some of our debentures and may require us to repay some of our bank loans.

The 5.9% unsecured debentures that we issued in August 2003 are subject to downgrading upon the occurrence of certain events. A downgrading of the rating on these debentures to "ilBBB" or lower may require us to repurchase our 5.9% unsecured debentures issued in August 2003. As of December 31, 2012, the remaining principal balance of the Series A Debentures was NIS 162 million (approximately US $43 million). The Series B Debentures were fully converted or repaid in August 2011.

The credit rating of our Series A debentures is currently "A2/Stable" by Midroog Ltd., an Israeli rating agency and 51% subsidiary of Moody's ("Midroog").

In October 2010, Bank Hapoalim loaned us an aggregate amount of NIS 200 million with an interest rate of 2.8% per year linked to the CPI. As of December 31, 2012, the balance of the loan was NIS 175 million (approximately US $47 million). The decrease in the credit rating to “A3” will cause an increase of 0.25% per year in the interest rate we pay under such loan. An additional decrease to "Baa2" (two credit levels) will cause a further increase of 0.25% per year in the interest rate we pay under such loan. A decrease in the credit level rating under "Baa2" will provide the bank the right to an immediate repayment of the balance of the loan.

Alon is able to control the outcome of matters requiring shareholder approval.

As of March 29, 2013, Alon owned, directly and indirectly through Alon Retail Ltd., approximately 72.19% of Alon Blue Square's' outstanding ordinary shares.   So long as Alon, or any successor to its shareholdings in Alon Blue Square, continues to own beneficially more than 50% of our outstanding ordinary shares and voting power, it will be able to control the outcome of matters requiring shareholder approval that do not require a special majority, including the election of all Alon Blue Square directors, other than Alon Blue Square's' two external directors whose election, under the Israeli Companies Law, requires that a majority of the non-controlling shareholders who participate in the vote, vote for their appointment, or that the total number of shares of non-controlling shareholders that voted against their appointment does not exceed two percent of the aggregate voting rights in the Company.

We own a majority interest in our subsidiaries. As a majority shareholder, we owe fiduciary duties to the non-controlling shareholders of our subsidiaries and have to share dividends and distributions with these non-controlling shareholders.

In addition to our wholly owned subsidiaries, Mega Retail and Bee Group, our two main subsidiaries are BSRE, in which we owned a 78.22% interest as of March 29, 2013, and Dor Alon, in which we owned an approximately 78.43% interest as of March 29, 2013.

Through our subsidiary, Bee Group, as of March 29, 2013, we held approximately 77.03% of the outstanding shares of Naaman Group (N.V.) Ltd., which is publicly held and traded on the Tel Aviv Stock Exchange.  In addition, as of March 29, 2013 we owned 51% of the outstanding shares of subsidiary, Eden Teva.  The ordinary shares of Eden Teva that are not owned by us are held by private third parties (including the CEO of Eden Teva).

Mega Retail leases from BSRE the real estate underlying a substantial portion of the supermarkets that it owns. The ordinary shares of BSRE that are not owned by Alon Blue Square are publicly held and traded on the Tel Aviv Stock Exchange.

In order to satisfy whatever fiduciary obligations we may have under applicable law to the non-controlling shareholders of our partially owned subsidiaries, we endeavor to deal with each of these subsidiaries at “arm’s-length.”  Some transactions between Alon Blue Square and any of these subsidiaries, including any cancellation of such transactions, require the approval of the audit committee, the directors, and, under certain circumstances, approval of the shareholders of the subsidiary by special vote and are subject to the receipt of applicable permits and approvals. In addition, any dividend or distribution from a subsidiary requires the approval of the directors of that subsidiary, and may be subject to restrictions imposed by loan and other agreements to which they are parties.

In recent years, we have expanded our non-food retail and wholesale business by acquiring businesses with stand alone retail outlets.  We may not be able to successfully consolidate these business operations with our supermarket business.

As part of our strategy to expand our presence in “Non-Food” stand alone retail outlets, we acquired 50% of Bee Group in 2005 and increased our holdings in Bee Group in stages to 100%. During this period, Bee Group acquired the controlling interest in Vardinon Textile Ltd. (home textile retailer and wholesaler) and the controlling interest in Naaman Group (N.V.) Ltd. (houseware retailer and wholesaler) (the "Bee Group Acquisition"). We have also resolved to merge Bee Group with Mega Retail in order to reduce costs and improve efficiency. Realization of the anticipated benefits of our Bee Group acquisitions, including anticipated operating synergies between our home textile and houseware businesses and our supermarket segment will depend, in large part, on our ability to successfully consolidate company and shared service responsibilities. We will be required to devote significant management attention and resources to the consolidation of business practices and support functions while maintaining the independence of the Bee Group's stand alone brand names. The Company has redefined certain of its Non-Food segment activities as non-synergetic with the Supermarkets segment. In December 2012, the Company resolved to sell during 2013 Kfar Hasha’ashuim and All for a Dollar chains, which sell toy and leisure products.

The diversion of management’s attention and any delays or difficulties encountered in connection with the realization of corporate synergies and operational improvements could have an adverse effect on our business, financial results, financial condition or share price. The consolidation and integration process may also result in additional and unforeseen expenses. There can be no assurance that the contemplated synergies and other benefits anticipated from the Bee Group acquisition will be realized.

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

Our operation of stores in Israel requires permits from municipal authorities, which are conditioned on the prior approval of various agencies, including the health and environment ministries, and the police and fire departments. Some of the permits for Mega Retail stores are currently in the name of the Co-Op Blue Square Services Society, or the Co-Op, our former controlling shareholder, and entities other than us, and have not yet been transferred or re-issued to us.  Furthermore, as a result of the reorganization of our supermarket retail activities, these permits are to be transferred in the name of Mega Retail. Also, some of our stores require permits that have not yet been obtained, or have expired or require renewal.

Some of our stores do not have permits according to the requirements of the Israeli Business Permits Law, 1968.  A lack of such permits by any store in many cases is considered a breach of the tenancy agreement for such store, which would allow the landlord to annul the lease agreement. As of March 29, 2013, none of the landlords had made use of this right.

If we are unable to obtain or maintain one or more required permits, we may be required to close one or more stores or to take other remedial action to obtain or maintain these permits.

Increase in employee minimum wage in Israel may adversely affect our operating results.

A substantial portion of our employees’ wages is adjusted upon a change in the minimum wage in Israel. Under Israeli law, the minimum wage, which is increased from time to time as a result of various economic parameters and updating of employee-union agreements, equals approximately 47.5% of the average wage for an employee in Israel, unless otherwise determined by government regulations. As of April 1, 2013, the minimum wage was NIS 4,300, or approximately $1,178. Increases in minimum wage in the future will increase our labor costs and thus may adversely affect our operating results.

 Rights to filling stations in the Dor Alon chain, Mega Retail supermarkets and Naaman stores are subject to agreements with third parties who may not renew the agreements or worsen their terms, which could affect our profitability.

The majority of filling stations in the Dor Alon Chain are stations owned by third parties with whom Dor Alon has entered into agreements to rent and operate filling stations or to supply fuel.  In addition, the majority of the Mega Retail supermarkets are owned by third parties with whom Mega Retail has entered into agreements to rent the stores, and Naaman stores are owned by third parties with whom Naaman Group has entered into agreements to rent the stores. Upon the expiration of such agreements, the owners of the stations, supermarkets and stores may not renew their agreements with Dor Alon, Mega Retail and Naaman Group and enter into agreements with other companies, or the owners of the stations, supermarkets or stores may decide to worsen the terms of the agreements, either of which would result in a loss of profits.

Increases in oil, electricity, raw material and product prices may affect our operating results.

The sharp fluctuation in oil prices in recent years has led to the fluctuation in our electricity prices and the price of raw materials used in the plastic packing industry. We cannot assure you that our suppliers will not raise prices in the future. Further increase in oil, raw material and product prices would impose significant expenses and costs on us, which could have an adverse effect on our operation results. During 2012, electricity prices increased by approximately 8.9%. Increases in oil, electricity, raw material and product prices may adversely affect our operating results.

Fluctuations of inflation may adversely affect our financial expenses and operating income.

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

As of December 31, 2012, we held approximately NIS 285.5 million in Israeli corporate and government bonds with fixed interest rates, a portion of which are linked to the Israeli CPI.  A decrease in the market value of these bonds or interest rates or a change in the status of the companies in whose bonds we have invested could lead to a material increase in our net financing expenses.

Volatility of Alon Blue Square's share and ADS price could adversely affect our shareholders.

 The market price of Alon Blue Square's ordinary shares and ADSs could be volatile and could be subject to fluctuations in response to numerous factors, including the following:

•	actual or anticipated variations in our quarterly operating results or those of our competitors;
•	changes in financial estimates by securities analysts;
•	conditions or trends in our business;
•	changes in the market valuations of our competitors;
•	announcements by us or our competitors of significant acquisitions;
•	entry into strategic partnerships or joint ventures by us or our competitors;
•	the political, economic, security and military conditions in Israel;
•	the inclusion of our shares on a specific index on the Tel Aviv Stock Exchange;
•	additions or departures of key personnel; and
•	sales of ordinary shares by Alon Blue Square's controlling shareholder.

Many of these factors are beyond our control and may materially adversely affect the market price of Alon Blue Square's ordinary shares and ADSs, regardless of our performance.

Volatility of the price of Alon Blue Square's securities on the New York Stock Exchange or the Tel Aviv Stock Exchange is likely to be reflected in the price of Alon Blue Square's securities on the other market.  In addition, fluctuations in the exchange rate between the NIS and the dollar may affect the price of Alon Blue Square's ordinary shares on the Tel Aviv Stock Exchange and, as a result, may affect the market price of Alon Blue Square's ADSs on the New York Stock Exchange.

Currency fluctuations might affect our operating results and translation of operating results.

Any devaluation of the NIS against various non-Israeli currencies in which we or our suppliers pay for imported goods has the effect of increasing the selling price of those products which we sell in Israel in NIS and thereby our operating results.  Dor Alon is exposed to fluctuations in the US dollar - NIS exchange rate due to credit that Dor Alon obtains from its suppliers (mostly from Oil Refineries Ltd., which is linked to the US dollar. Depreciations of the NIS - US dollar exchange rate could materially adversely affect Dor Alon’s financial results. This devaluation would have a greater effect on our non-food retail and wholesale business because a higher proportion of the goods that we sell in our non-food retail stores are acquired from overseas suppliers.  Any devaluation of the NIS would also cause an increase in our expenses as recorded in our NIS denominated financial results even though the expenses denominated in non-Israeli currencies would remain unchanged.

In addition, because our financial results are denominated in NIS and are translated into US dollars for the convenience of US investors, currency fluctuations of the NIS against the US dollar may impact our US dollar translated financial results.

Also see "Risk Related To Our Business As A Whole - Increases in oil, electricity, raw material and product prices may affect our operating results."

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

Our 100% indirect subsidiary received a mobile virtual network operator license (MVNO license) from the Israeli Ministry of Communications and is a cellular operator. We may be required to invest resources in order to develop the business. We cannot guarantee that the cellular services business will be profitable.

In March 2011, Alon Cellular Ltd., our 100% indirect subsidiary ("Alon Cellular"), received a mobile virtual network operator license (MVNO license) from the Israeli Ministry of Communications, enabling Alon Cellular to enter the Israeli communication market Alon Cellular began offering cellular services in 2012. For additional information, see "Item 4. Information on the Company - A. History and Development of Alon Blue Square".

Our expansion into the cellular business has required us to enter a new business in which we have limited experience and where competitors are experienced and have stronger market positions. We may not be able to successfully compete against our more experienced competitors in the cellular services market, particularly given the high penetration rate of the Israeli mobile telephone market. Furthermore, during 2012, additional new operators began providing cellular services, further increasing competition in the Israeli cellular services market, reducing prices in the cellular services provided, and made it more difficult to reach profitability in our cellular services business.

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

We sell goods to millions of consumers on a daily basis. As a result of the scope and magnitude of our operations we are subject to the risk of a large number of lawsuits, including class action suits by consumers and consumer organizations. These actions are costly to defend and could result in significant judgments against us. Recent years have been characterized by a substantial increase in the number of requests for certification of class actions filed and approved in Israel, including against us, and this trend is expected to continue. Currently, we are engaged in various material legal proceedings, many of which are for substantial amounts.  Should these requests to certify lawsuits against us as class actions be approved and succeed, this may have a material adverse effect on our financial results. For a summary of legal proceedings against us, see “Item 8 - Financial Information - A. Consolidated Statements and Other Financial Information - Legal Proceedings”.

ITEM 4.    INFORMATION ON THE COMPANY

A.	History and Development of Alon Blue Square.

Alon Blue Square Israel - Ltd. was incorporated in June 1988 as a company under the laws of the State of Israel. Alon Blue Square's principal executive offices are located at 2 Hamal Street, Rosh Ha’ayin 48092, Israel and its telephone number is +972-3-928-2222.

In 1996, Alon Blue Square completed its initial public offering and its ADSs were listed for trading on the New York Stock Exchange. In November 2000, Alon Blue Square's ordinary shares were listed for trading on the Tel Aviv Stock Exchange.

On October 4, 2010, Alon Blue Square completed its acquisition of all the shares of Dor Alon Energy in Israel (1988) Ltd. (“Dor Alon”), a publicly traded company listed on the Tel Aviv Stock Exchange (“TASE”), that were held by Alon Israel Oil Co. Ltd. (“Alon”). The shares acquired represented approximately 80% of the outstanding shares of Dor Alon, and in exchange, Alon Blue Square issued 20,327,710 ordinary shares to Alon (the “Acquisition”). Dor Alon is one of the four largest fuel companies in Israel based on number of filling stations and is a leader in the convenience stores sector.  Immediately following the Acquisition, Alon's direct and indirect ownership interest in Alon Blue Square increased to approximately 78.35% of the outstanding share capital of Alon Blue Square. For further information on the Acquisition, see “Item 7. Major Shareholders and Related Party Transactions Acquisition of Controlling Share in Dor-Alon Energy In Israel (1988) LTD."

On March 13, 2011, we announced that our 100% indirect subsidiary Alon Cellular, was informed by the Israeli Ministry of Communications that it had received a mobile virtual network operator license (MVNO license). The MVNO license will enable Alon Cellular to enter the Israeli communication market and add cellular services to the services that the Company offers to its customers. In December 2011, Alon Cellular entered into an agreement with Partner Communications Ltd. ("Partner") for launching cellular services in an MVNO model. The term of the agreement is for three years, with an option to extend the term by Alon Cellular in one additional year. In addition, Alon Cellular has the option to terminate the agreement, at any time, against payment to Partner of an immaterial amount. The scope of the services provided are at the full discretion of Alon Cellular and will depend, among other things, on future market conditions. Alon Cellular launched its cellular activity in 2012.

On May 31, 2012, BSRE, Gindi Investments 1 Ltd. and an additional entity controlled by Moshe and Yigal Gindi (together with Gindi Investments 1 Ltd., "Gindi") completed the purchase of long term lease rights for a portion of the wholesale market site in Tel Aviv for the purpose of building and marketing on the property an apartment building complex (owned by a 49.5% affiliate of BSRE as of December 31, 2012) and a shopping mall (owned by 50% affiliate of BSRE as of December 31, 2012), from the municipality of Tel Aviv and the Wholesale Market for Agricultural Produce in Tel Aviv Company Ltd..

On July 17, 2010, the name of the Company was changed to "Alon Holdings Blue Square – Israel Ltd." On February 12, 2013, the Company's shareholders approved the change of the Company's name to "Alon Blue Square Israel Ltd.", and the Company is awaiting approval of such name change by the Israel Companies Registrar.

Other Recent Developments

The following is a description of certain events that have occurred during the last number of years:

In our Supermarket segment:

•	The launch and expansion of “Mega In Town”, a discount supermarket brand designed to combine fair prices and convenience for neighborhood shoppers. As of December 31, 2012, we had 119 “Mega In Town” stores;

•	The launch and expansion of "Mega Bool", a hard discount store format. As of December 31, 2012, we had 67 "Mega Bool" stores;

•	Continuation of implementation of our strategy to establish our Eden Teva format as the leader in Israel's organic/health food market by expanding the number of organic/health food supermarkets operated by Eden Teva to 20 stores as of December 31, 2012, consisting of 11 independent stores and nine Eden stores in Mega under the concept of a "store within a store";

•	The launch and expansion of our private label called "Mega" that has been expanded throughout our "Mega Bool" and "Mega in Town" store formats. During 2013, the products that we sold under the "Mega" private label constituted approximately 14% of our supermarket sales;

•	The launch of a new internet sale site, now known as "Mega@Internet", in October 2009;

•	The establishment of a joint loyalty plan (the "You Plan" or the “Loyalty Plan”) with Dor Alon in 2005, including the offering to our customers of a Diners Club Israel credit card bearing the name “You”, and the acquisition, together with Dor Alon, of 49% of the shares of Diners Club Israel Ltd. ("Diners Israel"), a subsidiary of Credit Cards for Israel Ltd. (allocated 36.75% to Alon Blue Square and 12.25% to Dor Alon), the launching in 2009 of a new "You" Mastercard credit card and the expansion in 2009 of our customer loyalty plan through the launching of a new membership card in August 2009. As of December 31, 2012, the number of credit cards held by YOU customers was approximately 166,000 and the total number of loyalty club households was approximately 1,280,000 (see “Item 4. Information on The Company - B. Business Overview -Related Businesses”); and

•	The closing of nine unprofitable stores. As of April 20, 2013, Mega Retail had transferred seven out of the nine stores.

In our Fueling and Commercial Sites segment:

•	The execution, on February 8, 2012, of an agreement between a corporation 55% controlled by Dor Alon (the "Corporation") and Sugat Sugar Refineries Ltd., pursuant to which the Corporation is to establish a power plant on its premises with total capacity of up to 124 megawatt. For additional information, see "Item 4. Information on the Company - B. Business Overview - Fueling and Commercial Sites - Establishment of a Power Plant".

In our Non-Food segment:

•	The Company's resolution to sell during 2013 Kfar Hasha’ashuim and All for a Dollar chains, which sell toy and leisure products.

In our Real Estate segment:

•	The construction of a 23,000 square-meter office building on real property BSRE owns in Ra'anana and to construct a 2,300 square-meter basement, both of which will be leased to the third party for a period of 10 years. For additional information, see "Item 4. Information on the Company - B. Business Overview – Real Estate– Investment in Comverse Building (Ra'anana)";

•	The sale, as of March 13, 2013, of 619 apartments in the Wholesale Market project in Tel Aviv and the receipt of advance payments in the aggregate amount of NIS 702 million (including VAT) from the purchasers. For additional information, see "Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions – Agreement with the Wholesale Market Company"; and

•	Construction of a 41.5 dunam logistics center in Kibbutz Eyal, which is expected to be completed by the beginning of 2014. A construction work permit has been received, and the contractors' bidding process is in its final stages.

Capital Expenditures

In 2012, we invested approximately NIS 460.3 million, or $123.3 million, in property and equipment, intangible assets and investment property, a 29.1% increase from our 2011 investment of NIS 356.5 million. Of our investment in property, and equipment and investment property in 2012, we invested NIS 243.7 million, or $65.3 million, in land and buildings, including land that we lease and investment property, as compared with NIS 193.4 million in 2011.

For additional information pertaining to our principal capital expenditures and divestitures for the last three financial years and those of which are currently in progress, and the method of financing, see “Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources”.

B.	Business Overview.

General

We operate in four reporting segments. In our Supermarkets segment, we are the second largest food retailer in the State of Israel. In our Fueling and Commercial Sites segment, we operate a chain of filling stations and convenience stores in different formats in Israel. In our "Non-Food" segment, we sell “Non-Food” items both in our supermarkets and in stand alone outlets. In our Real Estate segment, we own, lease and develop yield-generating commercial properties and residency projects.

As of December 31, 2012, we had 212 supermarkets with brands including "Mega Bool", "Mega In Town", "ZolBeShefa", "Eden Teva". In addition, through our subsidiary Dor Alon, we operated 202 filing stations and 209 convenience stores. We also had 135 Non-Food outlets (partially through franchisees) under the brand names Naaman, Vardinon, Sheshet and Dr. Baby. In addition, we had 84 Non-Food outlets under the brand names Kfar Hasha’ashuim and All for a Dollar which the Company resolved to sell during 2013.

Through our supermarkets, we offer a wide range of food and beverage products and “Non-Food” items, such as houseware, small electrical appliances, computers and computer accessories, entertainment products and textile products, and “Near-Food” products, such as health and beauty aids, products for babies, cosmetics and hygiene products. We also operate several houseware departments within most of our large stores. Through our stand alone "Non-Food" outlets, we offer a range of houseware and home textile, toys, leisure and baby products.

Our activities are carried out via our consolidated subsidiaries, including Mega Retail, which has supermarket retail activities, Dor Alon, which operates a chain of filling stations and convenience stores, Bee Group and Mega Retail, which conducts non-food activities, and BSRE, which owns and invests in yield-generating commercial real estate and projects. As of March 29, 2013, Alon Blue Square owned 100% of the outstanding shares of Mega Retail, 78.43% of the outstanding shares of Dor Alon, 100% of the outstanding shares of Bee Group, and 78.22% of the outstanding shares of BSRE. The balance of BSRE shares and Dor Alon shares is publicly held and traded on the Tel Aviv Stock Exchange.

As of December 31, 2012, Mega Retail and its direct subsidiaries were the owners of all 212 of our supermarkets. As of December 31, 2012, the consolidated assets of Mega Retail and its subsidiaries aggregated approximately NIS 1.6 billion, or $442 million. Mega Retail’s assets constitute approximately 17% of our total consolidated assets at that date.

As of December 31, 2012, Dor Alon also operated 202 filling stations, 209 convenience stores, including 163 convenience stores branded “Alonit” and “Super Alonit” (we refer to these stores as Alonit convenience stores), and 46 convenience stores operated by the AM:PM chain of stores. Four convenience stores were operated by third parties. As of December 31, 2012, the total consolidated assets of Dor Alon and its subsidiaries aggregated approximately NIS 2.9 billion, or $783 million. Dor Alon's assets constitute approximately 31% of our total consolidated assets at that date.

As of December 31, 2012, we were the owners, through our subsidiaries, of 143 of our Non-Food stores, while the remaining 76 of our Non-Food stores were owned and operated by franchisees. As of December 31, 2012, the consolidated assets of our non-food segment (excluding the stores owned and operated by franchisees) aggregated approximately NIS 369 million, or $99 million. Our non-food segment's assets constituted approximately 4% of our total consolidated asset at that date.

BSRE is the owner of all of our real estate properties, and its revenues are primarily derived from real estate lease payments received from Mega Retail and third parties. As of December 31, 2012, the consolidated assets of BSRE aggregated approximately NIS 3.1 billion, or $836 million. BSRE's assets constituted approximately 33% of our total consolidated assets at that date.

Our Strategies

Our strategy is to take advantage of our position as a leading retailer in Israel in order to offer a variety of products and services which meet our customers' daily needs, while leveraging potential synergies within our group. To achieve this goal, we intend to pursue a number of operating and growth strategies, which include:

•	continue growing our filling stations and convenience store operations, including the expanding the variety of products and services offered within the stores and identifying new areas of operation that are synergetic to our fueling operations;

•	maintaining and strengthening our market positioning within the supermarket segment by evaluating the strategic positioning of some of our stores by building and opening new stores, renovating and improving of existing stores, adjusting the format of some of our stores according to the needs of our customers, and, if necessary, closing stores with low performances;

•	increasing operational efficiency, including by reviewing and taking concrete steps to improve our distribution capabilities and distribution efficiency within the food and non-food segments, and the successful implementation of the self-arrangement of shelves in our supermarkets;

•	increasing our market share of “Non-Food” and “Near-Food” products and capitalizing on potential operating synergies between the food and Non-Food segments of the Company and the other subsidiaries of the Company, including by increasing of the sale of products of "Naaman" in Mega Retail's supermarkets and merging Bee Group into Mega Retail;

•	strengthening and increasing of our market share in the organic products market and the health food in order to become a leading company in the organic and health food market in Israel;

•	expanding and improving our You loyalty plan offering, and increasing the number of You club members who hold the "You" credit card and the number of customers of our YouPhone MVNO offering; and

•	developing and expanding of the real estate segment by developing and improving of the existing real estate properties, maximizing of leasings, increasing building rights, and purchasing additional commercial real estate in Israel and abroad.

Supermarkets

General

The following table sets forth the change in the number of our supermarket stores (net of store closures) and supermarket store space as of the dates indicated:

	No. of Stores	Store Space (square meters)

As of December 31, 2008	194	354,500
As of December 31, 2009	203	365,000
As of December 31, 2010	206	366,000
As of December 31, 2011	211	377,650
As of December 31, 2012	212	369,000

The following table sets forth the selected operating data of our supermarket stores as of the date indicated:

	For the year ended December 31,
	2010	2011	2012	2012$
Selected Operating Data:	NIS (in thousands)			U.S. Dollars in thousands
Number of supermarket stores (at year end)	206	211	212	-

Increase (decrease) in same store sales(1)	(0.8%)	(2.7%)	(2.6%)	-

Total square meters (at year end)(2)	366,000	377,650	369,000	-

Supermarket sales per square meter (in NIS)	18,692	18,090	17,180	4,602

Supermarket sales per employee (in thousands)	1,000	965	910	243

(1)	The percentage change in same store sales is the percentage change in sales of those stores that operated continuously during the entire reporting period of both the current year and that preceding it. Stores are not deemed to have operated continuously (and therefore not included as “same stores”) if such stores were permanently closed during the reporting period or the preceding period, were resized significantly during the period or were significantly renovated or expanded during the period. Store resizing is considered significant if it exceeds 5% or more of the store’s original size.
(2)	Based on an average total square meters at month end during the relevant year.

We have four supermarket store formats - Mega Bool, Mega In Town, ZolBeShefa and Eden Teva. Our "Mega Bool" chain stores are hard discount stores designed to provide customers with name brand quality at everyday affordable prices. The “Mega In Town” chain stores, located primarily in local neighborhoods and city centers, combine discount prices with convenience for neighborhood shoppers. “Mega In Town” stores offer fresh food, a large variety of items and convenience in residential areas. Our “ZolBeShefa” chain stores are low-priced stores oriented towards Israel’s growing ultra-orthodox Jewish population. In our "Eden Teva" stores, we focus on offering organic, natural and health food products together with offering many of the items sold in our other supermarket stors. As of December 31, 2012, we operated a total of 212 stores consisting of approximately 369,000 square meters space.

We launched our “Mega In Town” supermarket format in August 2007. The initiative included the conversion of over 103 of our existing stores to the new brand.

On October 31, 2007, we acquired 51% of the outstanding shares of Eden BriutTeva Market Ltd. (“Eden Teva”), one of Israel’s largest retailers of organic, natural and health food products, and specializing in organic, natural and health food products. As part of the acquisition, (i) we provided Eden Teva with shareholder loans in the amount of NIS 47 million (NIS 58.3 million as of December 31, 2012), and (ii) we agreed to provide all guarantees and financing required in connection with Eden Teva’s operations in the future. In addition, during 2010, we launched a new Eden Teva store format by establishing EdenTeva stores within our existing large store formats under the concept of a "store within a store". As of March 29, 2013, Eden Teva operated 20 (including nine Eden Stores within Mega) supermarket stores.

We launched our "Mega Bool" hard discount store format in December 2008 in order to provide customers with name brand quality at everyday affordable prices, in response to an increase in consumer preference for hard discount stores that we have identified in the recent years. The initiative included the conversion of 57 of our existing stores of various sizes to the new brand.

In parallel, we also announced the launch of our new "Mega" line of private label goods, including "Mega Home", that are sold in our "Mega Bool" and "Mega In Town" stores. Private label products provide customers with an attractive alternative selection of products that are comparable in quality to name brand products. We believe that our private label products enhance customer loyalty, differentiate our stores from those of our competitors and provide a competitive product to those offered by our suppliers. In addition, usually the average gross profit from private label products is higher than the average gross profit from other products. During December 2012, the products that we sold under the "Mega" private label constituted approximately 14% of our supermarket sales.

In July and August 2012, Mega Retail signed agreements with third parties under which it agreed to transfer the lease rights and sell the equipment attributed to nine of its stores for a total consideration of NIS 26 million. As of April 20, 2013, Mega Retail had transferred seven stores.

Industry Overview

We estimate that retail sales of food, beverages and tobacco in Israel were approximately NIS 60 to 64 billion, or $16.1 to 17.2 billion, in 2012. This estimate is based on the data published by the Israeli Central Bureau of Statistics of the retail sales of food, drinks and tobacco in Israel in 2010 (2011-2012 has not yet been published) and the growth of expenditure of 3.1% in 2012 and 4.0% in 2011 for the consumption of food, beverages and tobacco of household in Israel at current prices.

The retail sales of food, beverages and tobacco in Israel includes supermarkets, grocery stores, mini-markets and retail sales of fruit and vegetables, meat, poultry and fish. The supermarket retail chain market consists of two large chains: Shufersal and us, as well as other growing chains.

Based on data published by the Israeli Central Bureau of Statistics of the retail sales of food, drinks and tobacco in Israel, we estimate that approximately 32.1% of the total retail sales of food, beverages and tobacco in Israel in 2012 was made by the two large chains and approximately 31.1% of the estimated retail sales made by supermarkets, groceries and mini-markets in Israel in 2012 was made by the two large chains.

Competition

The Israeli food retailing industry is highly competitive and is characterized by high turnover and narrow operating margins. We compete with the other largest supermarket chain, Shufersal, low-priced smaller supermarket chains, independent grocers, open-air markets, and other retailers selling supermarket goods. Competitive pressures increase as the supermarket sector in Israel approaches higher saturation levels and will continue to increase in the event that our competitors expand their operations or new companies enter the market with hard discount formats.

Our market share in 2012 was 11.9% of the total retail market of food, beverages and tobacco. The market share of our competitor, Shufersal, based on its financial reports, was approximately 20.2% in 2012. This market share is based on revenue as a percent of the retail market for food, beverages and tobacco in accordance with the definition of the Central Bureau of Statistics for 2010 and market growth of approximately 3.1% for 2012 and 4.0% for 2011. The difference in market share may give Shufersal a greater competitive advantage in its dealings with customers, suppliers and other third parties.

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

Shufersal, the largest supermarket chain, has taken numerous initiatives in the last few years to improve its competitive position. The competitive position of Shufersal, together with the expansion of smaller supermarket chains in recent years, has contributed to the intensified competition we experienced in recent years, particularly at our larger stores.

In January 2013, the Israeli Antitrust Authority approved the merger between Bitan Wines Ltd. and the Zim Direct Marketing Ltd. chain of discount supermarkets. The merged chain will have 62 outlets throughout Israel. This merger, and possible similar mergers in the future, could adversely affect our competitive position.

In November 2005, the Commissioner of the Israeli Antitrust Authority approved certain arrangements between the Fourth Chain Company Ltd. (“the Fourth Chain”) and certain smaller supermarket chains. This approval was granted subject to certain conditions for an initial period of two years and has since been extended until June 10, 2015. The Fourth Chain combines a number of smaller supermarket chains (the “Members”) which operate on a local geographic level and its purpose is to develop a private label and to jointly negotiate with suppliers. Pursuant to the approved extended arrangement, the Fourth Chain is permitted to negotiate with suppliers regarding the private label brand. The aforesaid arrangement, and possible similar combinations of other smaller supermarket chains, may generate some of the efficiencies of a major nationally-spread chain and therefore enable them to compete more efficiently with the major chains.

At the end of 2012, a new competitor, Cost 365, entered the market with a hard discount format. Cost 365 has opened two stores, and we expect that it will to continue to expand its operations during 2013.

In the sale of cosmetic, toiletries and hygiene products, we compete against establishments that sell such products, including the drug store chains SuperPharm and NewPharm.

Supermarkets Operations

Our supermarket operations are conducted under the Mega Bool, Mega In Town, ZolBeShefa and Eden Teva store formats, which are among the most recognized retail names in Israel.

Our supermarkets offer a wide selection of supermarket goods. The mix of products of each supermarket format varies to address the preferences of its target customers. Many of our supermarkets offer specialty departments such as full service bakeries, delicatessens, fresh meat and prepared food departments; certain supermarkets also contain franchise operations, which sell a variety of goods. In addition, we offer a range of “Non-Food” and “Near-Food” items and operate several houseware departments within most of our large stores. Our private label, called "Mega," and "Mega Home" are offered throughout our "Mega Bool" and "Mega in Town" store formats. All of our supermarket stores operations are owned by Mega Retail and its subsidiaries, and Mega Retail leases the real estate underlying the stores that it operates from BSRE and third parties.

“Mega Bool” is our hard discount stores designed to provide customers with name brand quality at everyday affordable prices. “Mega in Town” is comprised of medium and small sized stores primarily located in city centers and local neighborhoods which combine discount prices with convenience for neighborhood shoppers; this format is designed to bring discount shopping to the neighborhood and city centers. “ZolBeShefa” is a format comprised of low-priced supermarkets with a selection of products designed to compete with local competition and also oriented to Israel's growing ultra-orthodox Jewish population. “Eden Teva” is comprised of supermarkets that specialize in organic, natural and health food products, together with offering many of the items sold in our other supermarket stores, operated by Eden Teva, which is 51% held by Mega Retail.

The following table provides certain information regarding our supermarket stores as of December 31, 2012:

Properties		Number	Square meters
Stores(*)	Leased from BSRE	89	151,000
	Leased	123	218,000
		212	369,000
Stores In Development	Leased	16	19,200
Offices	Leased from BSRE	2	8,220
Warehouses	Leased from BSRE	3	33,180

Warehouses in Development	Leased from BSRE and others	1	25,000
Car park	Leased from BSRE		14,260
Total		234	468,860

(*) Includes nine Eden stores within Mega.

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

Through our distribution center in Rishon Letzion, we can distribute products from suppliers, manufacturers and importers, thus reducing prices and broadening the range of available products. The distribution center is operated on a site of approximately 40,000 square meters. At this site, we operate approximately 20,000 square meters as warehouse space. We conduct the administration of the warehouse and distribution by means of a computerized system that consolidates orders from all the stores and other stores while giving consideration to inventory levels, store requests and company planning. In addition, the Company signed a development agreement to build an additional logistics and distribution center by end of the first half of 2014, for which a building permit has been received. This new distribution center will have approximately 41,500 square meters. For more information, see "Item 4. Information of the Company – B. Business Overview – Real Estate – Description of Real Estate Properties - Kibbutz Eyal."

We purchase products for our supermarkets from approximately 1,000 suppliers, including manufacturers, importers and distributors. In 2012, approximately 84.2% of our grocery items and 95.2% of our meat and fish were delivered directly by suppliers to our stores. For certain other items, including 82.1% (in 2012) of fruits and vegetables, we provide distribution to our supermarkets through our distribution center. For the year ended December 31, 2012, approximately 21.7% of our supermarket purchases were of products distributed from our distribution center.

We actively seek to diversify our suppliers. However, we still purchase most of our dairy, fresh produce and poultry products from the Tnuva Corporation, which holds a leading position in the domestic dairy and poultry markets. In 2012, Tnuva’s products accounted for approximately 15.2% of all the products sold at our supermarkets. For more information on our arrangements with Tnuva, see "Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transaction – Arrangements with Tnuva." In addition, the Strauss group, an Israeli food manufacturer, accounted for approximately 8.7% of all products sold at our supermarkets in 2012, and the Osem-Nestle group accounted for approximately 7.6% of all products sold at our supermarkets in 2012. Because of our status as a leading food retailer in Israel as a result of which we are able to offer wide exposure on a national level, to these suppliers' products, and the fact that we maintain an excellent and long-standing relationship with Tnuva, Strauss group and Osem, we do not believe that there is a material risk of future stoppage of supply of products of these key suppliers. However, we do not have a written contract with Tnuva, Strauss group or Osem obligating them to supply products to us. In addition, in recent years, there has been a process of consolidation among our suppliers. As a result, our largest suppliers now account for a larger percentage of our product purchases. The ten largest suppliers for our supermarkets accounted for approximately 60.9% of our product purchases in 2012. We have not experienced any material problems in obtaining products of the quantity and type required.

Marketing

We have joint advertising and sales initiatives together with some of our suppliers. The stores accept cash, checks, credit cards, gift certificates and prepaid electronic cards.

During the Jewish New Year and Passover seasons, we run gift certificates programs, under which we issue and sell gift certificates and prepaid cards to institutions, companies and individuals. The gift certificates and the prepaid cards can be used in our stores as well as other stores with which we entered into collaboration agreements. We also participate in tenders in connection with the sale of our gift certificates and prepaid cards. From time to time, we also operate joint marketing promotions with other entities.

In addition, we operate the Mega@Internet website which allows customers to place orders via the Internet 24 hours a day and to have the products in our stores delivered to our customers’ homes from a nearby store within a few hours. Likewise, customers may order products by phone (through a call center) or by fax. The service is provided in most of Israel.

We aim to create an awareness of our supermarkets as offering a combination of broad selection, high-quality service and competitive prices. Our primary advertising outlets, in addition to point-of-sale marketing, are television, newspapers, radio, internet, billboards and direct mail. Store promotions are conducted from time to time in all our supermarkets, in specific chains or in individual stores. These promotions include, among other things, price reductions, gifts, coupons or deferred payment terms and are often available exclusively to members of our Loyalty Plan - "You", and the customer clubs of ZolBeShefa and Eden Teva.

The goal of our Loyalty Plan, which we established together with Dor Alon and which offers to our customers credit cards (Diners and Mastercard) bearing the name "You", or a membership card, is to promote customer loyalty to the Company and Dor Alon by, among other things, granting exclusive benefits to the Loyalty Plan members, including providing discounts and benefits at other businesses that joined the Loyalty Plan, such as a monthly refund to the customer's YouPhone account based on the aggregate purchases made in Mega supermarkets, Alonit convenience stores or at Dor Alon filling stations. In addition, through the Loyalty Plan the Company may provide other services such as personal finance, insurance products and tourisms packages. The benefits are advertised and disseminated each month via e-mail to the members of the Loyalty Plan.

The Loyalty Plan also owns a 50% share in the Israeli Hebrew-language free daily newspaper, Israel Post, the distribution of which began in August 2007, mainly in establishments such as Mega Retail supermarkets, AM:PM convenience stores Dor Alon filling stations and third parties establishments. A majority of the revenue from this newspaper comes from selling advertisement space. Mega Retail believes that the partnership in this newspaper provides it with a marketing platform for Mega Retail’s network.

Government Regulation

Supermarkets

Our operation of stores in Israel requires permits from municipal authorities, which are conditioned on the prior approval of various agencies, including the health ministry, the police and fire departments. If we are unable to obtain or maintain one or more required permits, we may be required to close one or more stores or to take other remedial action to obtain or maintain these permits. See “Item 3. Key Information - D. Risk Factors - Failure to obtain or maintain permits required for our operations may adversely affect our operating results”.

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

Arrangements between Major Supermarkets Chains and Large Suppliers

From April 2000 to May 2003, the Israeli Antitrust Authority conducted an investigation into alleged restrictive trade arrangements between major supermarkets chains in Israel and large suppliers. During the investigation, an inquiry was conducted in our offices, and our former CEO and other senior officers were questioned.

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

In August 2006, the Restrictive Trade Practices Court approved a consent decree reached between the Commissioner and certain food suppliers. The consent decree is directed at the food suppliers listed therein and stipulates various prohibitions, conditions and restrictions that apply to these suppliers with regard to certain practices. The consent decree addresses the following arrangements:

•	Reduction in the number of suppliers. Suppliers are prohibited from being a party to an arrangement by which they influence the setting of the number or identity of competing suppliers’ presence at retail chains. Decisions regarding the number and identity of suppliers and their products’ quantities, kind or location on the shelf space are to be made by the retail chain without interference by suppliers.

•	Acquisition of shelf and off-shelf display space. A dominant supplier is prohibited to be a part of: (i) an arrangement granting an allocation exceeding half of the overall display area designated for the product category in which it has dominance; (ii) an arrangement the purpose of which or effect is granting exclusivity to one or more of the supplier’s products in an off-shelf display in which it has dominance (nevertheless, exclusive arrangement for off-shelf display for a limited discount period will not constitute a basis for enforcement measures under certain circumstances). In addition, arrangements with suppliers (as opposed to dominant suppliers) regarding allocation of shelf area or off-shelf display, if not prohibited according to the decree, may not exceed a period of one year (the retail chain and the supplier may enter into a new arrangement at the end of the one year term, provided the period of such new arrangement does not exceed one year and is in accordance with the provisions of the decree).

•	Category management: Unless prior approval of the antitrust authorities is obtained, a dominant supplier is prohibited to be party to an arrangement whose purpose or effect is the supplier involvement (including as advisor) in the process of category management (nevertheless, a retail chain may consult with a supplier regarding innovations in this area).

•	Shelve arrangements: Whereas in his position document, the Commissioner determined that the use of suppliers’ representatives to physically arrange the shelves in the chains’ stores constitutes a restrictive arrangement, the suppliers disagree with this position, and the Commissioner agreed not to take enforcement measures with regard to such arrangements for 30 months, as long as such arrangements satisfy certain conditions. In February 2009, the above period was extended by 36 months, until February 2012. The Commissioner has indicated that it will no longer permit such practices. In February 2012, the Company submitted a request for an exemption from restricted agreement for 21 months (until September 2013) in order to make the appropriate preparations for self arrangements of shelves in the chains’ stores, although the Company believes that such arrangements are not restrictive arrangements. In January 2013, the Commissioner granted an exemption from approval of the restrictive arrangement for a limited period. The exemption is until the end of March 2013 with respect arrangement of soft drinks, until the end of September 2013 with respect to the arrangement of milk products and until the end of 2013 with respect to the arrangement of "van sale" products (such as ice cream, newspapers and bread products). During 2012, we began self arranging of some of the product categories, and as of December 31, 2012 we self arrange all of our dry products, we intend to self arrange the remaining product categories by the end of 2013 in accordance with the Commissioner's exemption described above.

•	Discounts and rebates in exchange for meeting sales targets. A dominant supplier may not be party to an agreement whose objective or effect is the grant of benefits to the retail chain in connection with meeting sales targets for the products in which the supplier has dominance, unless the benefit is given only as a discount to the purchase of units sold in excess of the supplier’s sales basis in the chain and is restricted to these units alone. The prices of units sold in excess of the sales goals shall not be lower than the production costs of these units. In addition, a dominant supplier is prohibited from sanctioning a retail chain for failure to meet monopolistic sales targets regarding products for which the supplier possesses monopolistic power.

•	Setting market share. A supplier is prohibited from being a party to an arrangement whose purpose or effect is to determine the supplier’s market share (or restricting the market share of competing suppliers) in the chain’s sales.

•	Exclusivity in sales: A supplier is prohibited from entering into the following arrangements with retail chains without the prior approval of the antitrust authorities: (i) an arrangement whose purpose or effect is to restrict the ability of competing suppliers to respond to sales conducted by such supplier by way of lowering their prices and (ii) an arrangement whose purpose or effect is to restrict the ability of competing chains to respond to sales conducted by another chain, including by way of commitment of the supplier not to offer a similar sale to competing chains.

•	Price dictation by supplier. A supplier is prohibited from setting the consumer price of its products sold in the chain and from intervening in chain decisions regarding the setting of the consumer price of its products or of its competitors’ products. Nevertheless, a supplier may recommend the resale consumer price of its products to the chain, provided that the supplier takes no action to enforce such recommendation.

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

For additional information regarding government regulations relating to our Supermarket segment, please see “General Government Regulation” below.

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

Supermarkets Strategies

Our strategy in our retail activities is to take advantage of our position as a leading food retailer in Israel by expanding our market presence in the existing food retail market. To achieve this goal, we intend to pursue a number of operating and growth strategies, which include -:

•	maintaining and strengthening our market positioning by evaluating the strategic positioning of some of our stores, renovating and improving of existing stores, adjusting the format of some of our stores according to the needs of our customers, and, if necessary, closing stores with low performances;

•	increasing operational efficiency, including by improvement of our distribution capabilities, and the successful implementation of the self-arrangement of shelves in our supermarkets;

•	increasing our market share of "Non-Food" and "Near-Food" products and capitalizing on potential operating synergies between the food and Non-Food operations of "Naaman" and Mega Retail's supermarkets;

•	expanding and improving our You loyalty plan offering, and increasing the number of You club members who hold the "You" credit card customers;

•	expanding sales through our internet sale site, Mega@internet website; and

•	solidifying and expanding our market share in the organic/health food market with the goal of establishing Alon Blue Square as a leader of Israel's emerging organic/health food market.

Fueling and Commercial Sites

General

We operate filling stations and convenience stores and market petroleum products in Israel through Dor Alon, our direct subsidiary in which we held 78.43% as of March 29, 2013. Dor Alon’s activity includes three primary fields of activity:

•	Filling Stations and Convenience Stores - Dor Alon supplies motor fuels, motor oil and other petroleum products to a network of public filling stations operating under the “Dor Alon” brand. Dor Alon’s public filling stations consist of four formats: stand-alone gasoline service stations, Alonit convenience stores (with gasoline service stations), travel centers (commercial centers that include a gasoline service station) and “AM:PM” stores, a leading convenience store brand in the Tel Aviv metropolitan region offering merchandise and food products, most of which operate 24 hours a day and seven days a week. Dor Alon also supplies motor fuels and other petroleum products to internal filling stations in Israel located primarily on kibbutzim and moshavim (cooperative communities).

•	Direct Marketing - Dor Alon supplies fuel oil and other petroleum products, including Liquefied Petroleum Gas (“LPG”), directly to residential and commercial customers as well as governmental entities.

•	Marketing of Jet Fuel - Dor Alon supplies jet fuel to commercial airlines.

Filling Stations and Convenience Stores

As of December 31, 2012, Dor Alon supplied motor fuels, motor oil and other petroleum products to a network of 202 filling stations operating under the “Dor Alon” brand. Integrated into most of Dor Alon’s public filling stations are Diesel Fueling Centers (“DFC”) that sell diesel fuel for large vehicles such as trucks and buses at preferential terms. Dor Alon also supplies ARAL lubricants and Texaco lubricants in Israel.

As of December 31, 2012, Dor Alon operated 209 convenience stores, including 163 convenience stores branded “Alonit” (we refer to these stores as Alonit convenience stores) mostly located adjacent to our filling stations (26 stand alone stores), and 46 stand alone convenience stores operated by the AM:PM chain of stores. 205 convenience stores are operated by the Alon Group, and four convenience stores are operated by third parties. All the stand alone convenience stores are leased for different periods.

The Dor Alon filling stations and convenience stores network is divided into complexes owned by Dor Alon, complexes in which Dor Alon has a long term lease (most of which are jointly owned or leased in equal shares with third parties) and complexes owned by third parties. As of December 31, 2012, Dor Alon (either solely or through joint companies or partnerships) owned or held under lease and operating agreements 165 commercial and filling sites. The other 37 filling stations and convenience stores are operated by third parties, under the Dor Alon brand who have entered into supply agreements with Dor Alon for petroleum products. The filling stations and convenience stores include four travel centers along the Cross-Israel Highway (Israel’s first toll road); Dor Alon has the exclusive rights to operate these travel centers for a 30-year period beginning in June 1999.

The filling stations and convenience stores sector demands substantial capital investment (the cost of establishing a refueling and commercial complex is estimated at NIS 4-5 million, not including the cost of land) and competition is fierce. Most of the competition relates to the acquisition of rights to establish new commercial refueling complexes and around obtaining commitments from existing filling stations. In the last few years, there have been a number of developments in this sector, including:

•	intensified competition in marketing products to end users, such as price competition, improvement of credit terms to customers, improvement of the quality of service and the diversity of the products and services;

•	an increase in the investments necessary to build a new filling station due higher building standards of filling stations and due to planning and regulatory strict requirements regarding environmental protection and safety;

•	reduction of the marketing margin of 95 octane;

•	an expansion of retail trading activity in convenience stores apart from the filling stations;

•	decrease in the discounts to customers and fleet customers, reduction of credit days and reduction in operating expenses; and

•	imposition of price control on diesel oil.

Dor Alon adds filling stations to its network by either developing - new commercial and filling stations or, less frequently, entering into an agreement with the owner of an existing filling stations and convenience stores whose supply contract with another fuel company has expired. Developing new commercial and filling stations often takes several years and requires compliance with numerous laws and regulations.

Dor Alon anticipates opening and operating an additional 9-13 filling stations during 2013 and 2014. Dor Alon has plans and agreements to plan, establish and operate additional filling stations, and these stations are currently in different stages of authorization and establishment.

Dor Alon has a cooperation agreement with a third party to establish through a joint company a nationwide chain of SegaFredo “espresso-bars” to be located in Dor Alon’s filling stations. As of December 31, 2012, Dor Alon’s filling stations included 17 SegaFredo cafes that were operated by a joint company, three of which are located outside of Dor Alon's filling stations. The cafes sell products under the "SegaFredo" brand as well as other products. In addition, most of the Alonit convenience stores include a small coffee bar.

Customers of Dor Alon’s filling stations and convenience stores consist of the public at-large and, to a lesser degree, drivers of fleet vehicles (referred to as fleet customers). Fleet customers use electronic fueling cards or vehicle mounted devices to refuel their vehicles, with payment for the fuel products to be made at a later date, on a consolidated basis. The electronic fueling cards are also offered to private customers. Customers utilizing electronic fueling cards enjoy preferential fuel prices and terms of payment, which Dor Alon believes leads to concentrated buying by fleet customers from Dor Alon.

Internal Filling Stations (fleet stations)

As of December 31, 2012, Dor Alon supplied motor fuels to 160 internal filling stations operating under the Dor Alon brand, including 80 fleet stations operated by a joint company described below. Internal filling stations are stations in Israel located on the premises of kibbutzim and moshavim, as well as some DFCs that are not integrated with filling stations. Fuel products sold in internal filling stations are designated for a defined group of customers, such as inhabitants of the kibbutzim and moshavim, who receive preferential fuel prices and payment terms.

Dor Alon also holds 50% of a joint company together with a certain third party (50%) which operates internal stations located in moshavim. Dor Alon supplies this jointly held company with motor fuels and other petroleum products. As of December 31, 2012, this joint company operated and supplied motor fuels and other petroleum products to 80 internal filling stations operating in moshavim.

Industry Overview

Recent Developments in the Israeli Fuel Market

The Recommendations of the Trachtenburg Committee

In December 2011, the Israeli Government adopted certain recommendations regarding competition in the filling stations sector of the Trachtenburg Committee which was established by the Israel government, inter alia, in order was to examine the living costs in Israel and the influence that the lack of competition in the marketplace has had on these costs and to propose solutions to these issues. In July 2012, and amendment to the Price Control of Goods and Services Order (Application of the Law on Diesel Fuel for Transportation and Determining the Level of Control), 2012, was published, requiring a fueling company to annually report the profitability of diesel fuel sold at filling stations. For additional information on this matter, see "Risks Related To Fueling and Commercial Sites - The recommendations of the Trachtenburg Committee may have a material adverse effect on Dor Alon's results of operations" and "Risks Related To Our Business As A Whole – Establishment of government committees and protests against high cost of living may adversely affect our business".

Control on the Reducing of the Gasoline's Marketing Margin

On August 31, 2011, the Goods and Services Prices Order (Maximum Prices at Gas Stations) - 2011 was published reducing the marketing margin of the gas companies by approximately NIS 0.018 per liter (including VAT). On May 31, 2012 the Ministry of Energy and Water and the Pricing Committee updated the marketing margin of 95 octane gasoline, increasing the marketing margin for self service by NIS 0.047 per liter (excluding VAT) and reducing the full service charge by NIS 0.038 per liter (excluding VAT).

The reduction of the marketing margins has had a negative effect on Dor Alon's financial results. In the fourth quarter of 2011 and in 2012, Dor Alon took steps to mitigate its effect by, among other things, reducing discounts at its filling stations and to its fleet customers and reducing expenses. These actions significantly reduced the impact resulting from the reduction in marketing margins. For additional information, see "Risks Related To Fueling and Commercial Sites – Dor Alon is exposed to risks associated with changes in regulatory arrangements which may influence the financial results of Dor Alon".

Competition

Competition in the Israeli energy industry is intense. Dor Alon’s major competitors are the other large fuel companies in Israel: Paz, Delek and Sonol. Dor Alon is the fourth largest fuel company in Israel based on the number of filling stations. The principal competitive factors affecting the retail fuel marketing business are location of filling stations, brand identity, product price, the variety of related services offered to customers, the level of service, financial strength allowing the establishment of new filling stations, procurement of petroleum products at competitive prices and the terms of agreement offered to fleet customers, real estate owners and/or owners of filling stations. With respect to its direct marketing operations, Dor Alon expects to face competition from Paz, Delek and Sonol, the gas companies Pazgas, Amisragas and Supergas, and small fuel marketing companies as well as other LPG marketing. There are at least 25 additional gas companies besides the large companies. The principal competitive factors in the direct marketing business are product price, credit terms and levels of service. Moreover, a portion of the customers in the direct marketing sector require professional support in installation of equipment and continuous maintenance. These direct marketing customers view the significance in the quality of the petroleum distillate. Increases in competition may adversely affect the earnings and profitability of Dor Alon.

Purchasing and Distribution

Motor Fuel and Other Petroleum Products

Dor Alon, like the other fuel companies in Israel, is dependent on Oil Refineries Ashdod ("ORA") and ORL for the supply of refined petroleum products. Dor Alon believes that most of the petroleum products manufactured by ORA are supplied to Paz, while ORL constitutes the main source of supply for Dor Alon and other fuel companies in Israel. If the oil refineries fail to supply refined petroleum products or supply them at noncompetitive prices, Dor Alon would have to increase the amount of refined petroleum products it imports. There is no certainty regarding the ability of Dor Alon to purchase these products at competitive prices. However, as of 2013, Dor Alon has significantly increased the purchase of refined petroleum products from ORA on account of ORL.

Dor Alon purchases most of the motor oils marketed by it from ARAL Lubricants GmbH and from SA Texaco N.V. Since 1990, Dor Alon has been the exclusive representative of ARAL Lubricants GmbH in Israel under an oral agreement. In addition, others oils are purchased and marketed under the private label brand name “Dor Oil.”

Convenience Store Products

Dor Alon purchases most of the food and non-food products sold in its convenience stores from our subsidiaries. Pursuant to an agreement with Mega Retail, a subsidiary of Dor Alon pays that subsidiary the price of the products plus a 2% margin for the direct supply of products by the suppliers to the convenience stores, and a 2.75% margin plus distribution costs for the supply of products from that subsidiary’s central warehouse. The agreement also provides that if Alon Blue Square's income from the agreed margin, less additional expenses incurred by it as a result of the performance of the agreement, falls below a minimum amount of NIS 1 million a year, Dor Alon’s subsidiary will pay our subsidiary the difference up to NIS 1 million. The agreement, dated May 1, 2004, has an initial five year term and automatically renews for additional one-year terms unless terminated by either party upon 90 days notice prior to the end of the term. The convenience stores that are not operated directly by Dor Alon have also joined this agreement and they pay our subsidiary an additional profit margin. For further information on this agreement, see “Item 7. Major Shareholders and Related Party Transactions – Procurement Agreement with Dor Alon Management."

When Alon acquired Alon Blue Square, the Anti-trust Commissioner prescribed that he may direct Dor Alon and Alon Blue Square to fully separate the purchasing activities of Dor Alon from those of Alon Blue Square if he deems that current market conditions, the purchasing power of Alon Blue Square, or the state of competition so require.

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

Most engagements with industrial and commercial customers include installation of end equipment at the customer’s site. The engagement period is affected, inter alia, by the volume of investment in equipment provided to the customer. Commercial customers include customers in the fields of industry, transportation, earthwork, agriculture, infrastructure and marine works, among others. Institutional customers include municipalities and cooperatives for public transportation. The majority of Dor Alon’s communications with institutional clients are commenced following a public bidding process, are for a defined period and are based on terms of exclusivity.

Private sector clients are mostly domestic customers and small businesses that use refined oil for heating and cooking, private homes, apartment buildings and small businesses. As of December 31, 2012, Dor Alon had approximately 107,000 LPG customers. Agreements with domestic customers are for fixed periods, with the agreement renewing automatically at the end of each period, with no need for any further notice.

Marketing of Jet Fuel

Dor Alon’s jet fuel marketing operations include the marketing of jet fuel to civilian airlines, which, since 1997, are conducted through a joint venture with Chevron to market and supply jet fuel to commercial airlines at Ben Gurion International Airport. Each party refers customers to the joint venture, with Chevron referring its customers, foreign airlines, with whom it operates abroad. The term of the joint venture expires in mid-2014 and is subject to renewal by the parties. All fuel companies marketing jet fuel are obligated to purchase refueling services for aircrafts at Ben Gurion International Airport from two companies - Paz Aviation Services Ltd. and Mercury Aviation (Israel) Ltd., a company in which Dor Alon holds a 31.25% interest. Mercury Aviation (Israel) Ltd. provides the customer refueling services to the joint venture of Dor Alon and Chevron. As of the date of this Annual Report, Paz Aviation Assets Ltd. is the only company that provides jet fuel storage services, though this company’s activities are regulated and it is obligated to provide storage services at regulated prices. Dor Alon is dependent on this joint venture as a material customer in the marketing of jet fuel.

Marketing and Distribution

In the filling stations and convenience stores sector, Dor Alon markets and promotes its products using the following methods:

•	increasing the attractiveness of the refueling and commercial compounds by diversifying its products and services;

•	conducting sales and promotions in the filling stations and convenience stores. Some of the sales campaigns are conducted jointly with Alon Blue Square;

•	improving Dor Alon’s brand name recognition and image through public relations;

•	marketing of fuel products to fleet customers along with discounts on fuel prices and preferential payment terms via electronic fueling cards or vehicle mounted devices;

•	strengthening Dor Alon's relationship with its customers, and promoting customer loyalty to the filling stations and to the services provided by Dor Alon, through the Loyalty Plan established by Dor Alon and Mega Retail in order to promote Dor Alon's and Mega Retail's marketing operations, including by entering into a services agreement with Diners Israel. For more information on the Loyalty Plan, see “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions – Transactions with Dor Alon in Connection with Establishment of a Joint Loyalty Plan”; and

•	As of July 2009, a joint company established by the You Loyalty Plan and a third party, began publishing and distributing a free daily newspaper called “Israel Post”, which is distributed in Dor Alon’s filling stations, AM:PM stores, Mega Retail stores and third parties. A majority of the revenue from this newspaper comes from selling advertisement space. Dor Alon believes that the partnership in this newspaper provides it with a marketing platform.

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

Other Activities

Establishment of a Power Plant

In February 2012, Dor Alon Energy Centers, a limited partnership under the control of a subsidiary of Dor Alon (55%) and a third party (45%) (the "Partnership"), entered into an agreement with Sugat Sugar Refineries Ltd. ("Sugat"), according to which the Partnership will plan, finance, establish, maintain and operate a power plant in Sugat's industrial area in Kiryat Gat, Israel, consisting of an energy output of up to 124 megawatts. In the first stage, the energy output of the plant is to be between 55 to 62 megawatts.

Through the use of the power plant, the Partnership is to provide Sugat's energy requirements until January 2037 pursuant to the terms of the aforementioned agreement. Sugat has the option to extend the term of the agreement following the first stage of the agreement.

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

On December 9, 2012, the Partnership signed a natural gas purchase agreement with the partners of Tamar Partnership for the operation of existing facilities and the power plant, if established, aimed to provide Sugat's energy requirements (the "Supply Agreement"). Pursuant to the Supply Agreement, Tamar Partnership is to supply the Partnership with natural gas in the amount of up to 1.68 BCM (billion cubic meters) (the "Total Agreed Quantity") in accordance with the terms of the Supply Agreement. In addition, the Partnership has the right to reduce the quantities purchased in the event that it does not establish the abovementioned power plant.

The Supply Agreement is to be effective from the beginning of 2014 until the earlier of approximately 15 years or upon the Partnership's consummation of the Total Agreed Quantity, with an option of both parties to extend for an additional two years or upon the consummation of the Total Agreed Quantity, whichever is earlier.

The Partnership has committed to acquire or pay (Take or Pay) a minimum annual quantity of gas in accordance with the mechanism set in the Supply Agreement.

Government Regulation

Environmental regulation

In its filling stations and convenience stores business, Dor Alon is subject to various laws and regulations aimed at preventing damage to the environment (mainly air, water and soil contamination), including the following laws and regulations:

•	The Water Law, 5719-1959, or the Water Law, provides for the protection of all water resources in Israel and imposes liability on those who, by action or lack thereof have caused and/or may cause contamination of water sources. The Water Regulations (Prevention of Contamination) (Filling Stations), 5757-1997, promulgated under the Water Law, or the Water Regulations, which provides regulations for the construction of filling stations, and directives issued by the Commissioner (as defined under the Water Regulations) concerning the planning, construction and operation of filling stations, including the insulation and protection of fuel tanks.

•	The Environmental Protection Regulation, 5768-2008, which increases the penalties determined in other environmental laws.

•	The Dangerous Goods Law, 5753-1993, which imposes an obligation to obtain a permit to handle dangerous substances.

•	Business Permits. In order to obtain permits to operate filling stations, Dor Alon must install devices at some of its stations to prevent over-filling of underground fuel tanks as well as devices to prevent spillage during unloading of fuel tanks. At several of its filling stations, Dor Alon is required to perform soil surveys in order to identify soil and groundwater contamination. The cost of treatment of soil or groundwater contamination at a retail site typically does not exceed a few million shekels, depending on the extent of the contamination.

•	Public Health Regulations (Wastewater Quality Standards and Rules for Sewage Treatment), 5770-2010, and the Water and Sewage Rules (Factories Wastewaters Discharged into the Sewage System), 5771-2011, published during 2010-2011 aim to protect the public health, prevent water pollution from wastewater and sewage, protect the environment including the ecosystems, land and crops, by regulating discharge of wastewater from factories (including filling stations) to prevent damage to the sewage system by imposing penalties and by sampling. As of the date of this Report, some of the water corporations have begun sampling pursuant to the rules and regulations. Dor Alon estimates that the costs for the sampling are insignificant.

Dor Alon is aware of environmental law proposals including, inter alia the Bill for Preventing Land Contamination and Treatment of Contaminated Lands, 5772-2012 which, among others, defines the term "Contaminated Land", prohibits contamination of lands and disposal of contaminate materials, establishes a fund for rehabilitation of contaminate lands, authorizes a commissioner and defines its governance enforcement authority, including monetary sanctions, and establishes a criminal offense for breaching the law. These law proposals may influence Dor Alon’s financial results if the laws are approved. At this stage, Dor Alon cannot estimate which of the bills will be approved or rejected.

Dor Alon expects to invest approximately NIS 13 million in 2013 in order to satisfy the environmental laws and regulations. Dor Alon currently expects that the costs of environmental restoration and implementation of the environmental laws and regulations in the upcoming years are expected to be similar to those in 2013. These amounts may vary depending on the actual costs of the required restoration work and the planning and construction of new facilities and whether new laws, regulations and other requirements will be imposed for which additional expenses will be incurred.

From time to time, Dor Alon does incur costs resulting from spills of petroleum products at its filling stations. Although Dor Alon is not aware of any contaminated sites as to which material outstanding claims or obligations exist, the discovery of additional contaminants or the imposition of additional cleanup obligations at these or other sites could result in significant unexpected costs in the future.

Dor Alon reached an arrangement with the Israeli Ministry of Environmental Protection regarding the execution of an eight year plan for identifying and treating contaminations at 54 filling stations operated by Dor Alon built before 1997. In addition, Dor Alon reached an understanding with the Ministry of Environmental Protection concerning a vapor recovery system (referred to as Stage 2) in fuel stations located in residential areas. Pursuant to the understanding, Dor Alon has installed Stage 2 in fuel stations located within 40 meters of residential areas.

Additionally, and without derogating from Dor Alon’s obligations above, in September 2011 and in January 2012, the Ministry of Environmental Protection issued directives pursuant to which Dor Alon would be required to install vapor recovery systems in each of its fuel stations located within 80 meters of residential areas by the end of 2013; and in all other fuel stations by the end of 2015. Pursuant to the aforementioned directives, Dor Alon is required to install the steam recycling system in 18 filling stations by the end of 2013; and in additional 90 filling stations by the end of 2015.

In its direct marketing business, Dor Alon is also subject to various laws and regulations, including laws and regulations that:

•	Impose duties of licensing and of obtaining various permits, such as permits to operate as a gas supplier and licenses to operate and deal with LPG. In addition, the law imposes various requirements, including that a person who deals with LPG be qualified and licensed, that the gas supplier satisfies all applicable safety requirements and to maintain specific types and levels of insurance in order to cover damages;

•	Impose duties of licensing and obtaining permits for Dorgas LPG’s storage facilities;

•	Impose restrictions and duties related to the provision of gas to the private sector, such as a prohibition to act to preserve customers who have previously delivered written notices of their intention to replace their gas supplier, the duty to serve new customers in a fair manner providing the same conditions as provided to similar customers and the duty to perform periodic tests to the gas systems;

•	Impose provisions related to safety in connection with the marketing and supplying of gas; and

•	Impose provisions related to the marketing of LPG, such as standards for gas containers, gas systems and installation of central gas systems.

In its jet fuel business, Dor Alon is subject also to other laws and regulations. Dor Alon’s activity as a provider of infrastructure services for jet fueling and jet fueling services for jets at Ben Gurion International Airport are subject to regulation.

Other Government Regulation

Dor Alon, as a fuel company, is subject to various other laws and regulations, including laws and regulations that:

•	The Planning and Building Law, 5725-1965, or the Planning and Building Law, which provides that any use of property must be done in accordance with the designated purpose of the property. Often, the permit for establishing filling stations involves changing the designated purpose of the property. Under the National Land Planning Program for Refueling Stations NLP 18 – 1986, promulgated under the Planning and Building Law, or NLP 18, the issuance of permits for filling stations are subject to different conditions and criteria such as, inter alia, the prevention of safety, environmental and transport hazards, minimal distance between filling stations and minimal distance between gas containers and pumps and residential buildings.

•	impose duties of licensing and obligations to obtain various permits from various governmental authorities, including the police, the Ministry of Environmental Protection, the Ministry of Industry, Trade and Labor, the fire department and the relevant zoning committees. As of the date of this Annual Report, there are a few indictments or sentences pending against Dor Alon and its subsidiaries regarding the operation of filling stations and/or convenience stores without permits. A number of indictments are pending against Dor Alon and its subsidiaries with respect to filling stations and convenience stores concerning the operation of filling station and convenience stores without permits. With respect to five filling stations and with respect to three convenience stores closure orders have been issued. These closure orders have been suspended for a short period of time in order to obtain the appropriate permits;

•	establish the duty of fuel companies to maintain an inventory of fuels for emergency purposes, the expenses of which are paid by the Israeli Fuel and Gas Administration, and to maintain, at their own expense, a supply of diesel fuel that is not an emergency supply;

•	impose an excise tax on the supply of fuel from ORL and on the release of fuel from customs;

•	prescribe a maximum consumer price for 95 octane gasoline;

•	impose restrictions on operations of fuel companies aimed at promoting competition in the fuel market, including restrictions with respect to the terms of exclusivity agreements between fuel companies and the unrelated owners of filling stations and restrictions on the location of new filling stations;

•	impose restrictions on the planning and establishing filling stations and retail stores;

•	impose anti-trust prohibitions under the Antitrust Law, including with respect to price setting and exclusive long term (over three years) supply agreements between gas supply companies, such as Dor Alon, and filling stations (which are not owned by such companies);

•	prohibit fuel companies from selling fuel products to illegal filling stations;

•	impose restrictions on the operation of filling stations and convenience stores on the Jewish Sabbath (Saturday) and regarding a permit to employ Jewish workers on Saturday. Dor Alon does not possess such a permit. Most of Dor Alon’s filling stations and convenience stores are open during the Jewish Sabbath. Under Israeli law, employment of workers in violation of the law is subject to a fine or imprisonment of up to a month, or both. The convenience stores in the AM:PM chain of stores also operate during the night and on Saturdays. On the basis of information obtained from Dor Alon, in the cities in which AM:PM operates there are municipal regulations restricting their activity during the night and on Saturdays. Most of the AM:PM stores have obtained permits to operate at night; and

•	set provisions pertaining to safety in the marketing and supply of fuel and LPG.

In July 2012, a draft proposed law entitled the "Fuel Industry Law - 2012" was circulated. The proposed law stipulates, among other things, the following: requirement of a license from the Fuel and Gas Administration for a period of three years which must be extended at the end of each term; prohibition on the possession of more than one refinement license by one company or its controlling shareholders; restriction on the possession of refinement licenses together with marketing licenses under the same license; imposition of fees and additional payments as a condition for granting a license; limitations on transferring or pledging the license and the rights thereunder without prior consent of the Fuel and Gas Administration; obligation to hold operational and emergency inventory; prohibition on running a public filling station without registering with the filling station registrar and the requirement for both a valid business license and building permit for the filling station; broad criminal liability, including personal liability of officers and a monetary sanctions; and prohibition on unreasonable refusal to provide service by a licensed fuel provider to any person under the same circumstances and similar terms provided to another person.

Tax Pre-rulings

In connection with the split of the gas exploration activity from Dor Alon to Alon Natural Gas Exploration Ltd. (the "Split") and the transfer ("Share Transfer") by Dorgas (a subsidiary) of approximately 4.4% of the outstanding Dor Alon shares held by Dorgas (the “Treasury Shares”) to Dor Alon, Dor Alon received a pre-ruling from the Israeli Tax Authority that provides that the Split and the Share Transfer will be tax free. However, the abovementioned pre-ruling is subject to several conditions. Alon has clarified to the Company that, in connection with the payment of tax at the time of any future sale by the Company of all or part of its shares in Dor Alon, if any, to a third party, Alon will pay that portion of any applicable tax payable in an amount equal to the amount of tax deferred by the Tax Authority in its pre-ruling (i.e., the amount of tax that would have been payable by Alon in connection with the Acquisition had the Acquisition not been tax exempt according to the pre-ruling).

For additional information regarding government regulations relating to our Filling Stations and Convenience Stores segment, please see “General Government Regulation” below.

Fueling and Commercial Sites Strategies

Our strategies in our filling station and convenience stores segment is to continuously expand our filling station coverage in Israel and expand our convenience stores, both as part of our filling stations and on a stand alone basis. To achieve this goal, we intend to pursue a number of operation and growth strategies, which include:

•	expanding our national presence of filling stations and commercial retail centers, while giving preference to developing filling complexes and public filling stations in urban areas (including small stations);

•	strengthening and expanding the various services and products offered to customers in the filling and commerce complexes, as well as improve the quality of those services and observing environmental regulations;

•	increasing sales in the convenience store sector in order to increase its relative market share in this sector by expanding convenience store chain in the existing filling and commerce complexes, in new complexes, and through independent convenience stores (under the brands AM:PM, Alonit in kibbutzim, and Alonit in moshavim);

•	expanding the "SegaFredo" coffee shop chain and launching new services such as: ATM machines, bill payment kiosks, cellular charging kiosks, and more. Moreover, "Alonit" launched stands under the "Alonit" brand for selling fast food in its stores in cooperation with a certain food company;

•	initialy operating a few of our convenience stores by franchises, and if such action will succeed, to operate additional convenience stores by franchises;

•	entering into city centers in which the number of filling stations of Dor Alon is relatively small;

•	combining parallel activity of building and operating convenience stores in three segments (urban, village, and roadside complexes) in order to provide Dor Alon the basis for a national chain in the Fueling and Commercial Sites segment;

•	sales goal of above NIS 1 billion annually at the convenience stores and coffee shops;

•	expanding the fleet customers base;

•	preserving and nurturing the Dor Alon brand as a leader in the fueling sector;

•	preserving Dor Alon’s status as a leader in the computerized fueling sector for drivers of heavy vehicles, by various road services which are given to these customers in the filling stations and commercial sites, such as resting areas, showers, and more;

•	broadening Dor Alon’s presence and activities of the "YOU" club in its filling stations and commercial retail centers;

•	in the direct marketing sector, maintaining Dor Alon’s growth in the scope of sales, subject to maintaining profitability and proper diversification of its types of customers;

•	diversifying Dor Alon’s fuel supply sources, including the importation of fuels;

•	significantly expanding the quantities of benzin and diesel purchased from ORA while continuing to purchase the remaining quantities from ORL;

•	expanding the marketing of Dor Alon’s private brand in the lubricant oil sector – "Doroil", while at the same time leveraging its international brands ("Texaco", "Chevron" and "Aral") in order to increase its market share in the oils marketing sector;

•	continuing to take part in tenders for the supply of petroleum distillates, which are mostly published by institutional bodies, subject to specific economic examination of each tender;

•	expanding Dor Alon’s fuel distribution suppliers in additional terminals;

•	entering into the sector of marketing natural gas for industry, which is subject to establishment of distribution systems by local franchises;

•	maintaining the joint operation with the international company Chevron in the jet fuel sector along with its continuing operations with Ben Gurion International Airport;

•	in the power plants sector, maintaining operation in the private electricity sector and examining development of additional projects; and

•	continuing to invest in human resources while encouraging innovation, devotion, teamwork and improvement of administrative abilities.

The following table provides certain information regarding our filling stations and convenience stores in the Fueling and Commercial Sites segment as of December 31, 2012:

Filling stations	Owned (including leases exceeding 25 years)	34
	Leased (leases of up to 25 years)	131
	Supply agreements	37
		202

	Internal stations (1)	160

Convenience Stores (2)	Operated	205
	Franchised	4
		209

	Sites In Development (3)	54

Total		625

(1)	Typically, our stations are in kibbutzim and Moshavim which are used by defined populations.

(2)	Convenience Stores: 137 Alonit stores are adjacent to filling stations and 26 Alonit stores and 46 AM:PM are stand alone stores.
(3)	There is no certainty that permits will be granted for all sites.

Non-Food

General

As of December 31, 2012, we operated, through our subsidiaries and franchisees, a total of 135 non-food stores under the Naaman, Vardinon, Sheshet and Dr. Baby chains, of which 21 stores were owned and operated by franchisees. In addition, as of December 31, 2012, we operated 84 non-food stores, mostly by franchisees, under the Kfar Hasha'ashuim chain. In December 2012, the Company resolved to sell during 2013 Kfar Hasha’ashuim and All for a Dollar chains, which sell toy and leisure products.

As part of our strategy to increase our market share of “Non-Food” and “Near-Food” products and to offer a wider selection of these products to consumers in our stores, in May 2005, we acquired 50% of the holdings of Bee Group Retail Ltd. ("Bee Group"), and by October 2010 we had increased our holdings in Bee Group to 100%. Our non-food segment is concentrated into three activities: (i) houseware and home textile, concentrated in our Naaman, Vardinon and Sheshet stores and wholesale sales, (ii) baby and young children products and wholesale sales, concentrated in our Dr. Baby stores, and (iii) toys and leisure, concentrated in our Kfar Hasha'ashuim and All for a Dollar stores. The chain operates under a number of different brand names: (i) "Naaman", which sells houseware products; (ii) "Vardinon", which sells home textile products and accompanying accessories; (iii) "Sheshet", which sells houseware and small electrical appliances; (iv) Dr. Baby, which sells baby and young children accessories; (v) "Kfar Hasha’ashuim" (Toy Village), which sells toys; and (vi) “All for a Dollar". The stores of our "Naaman", "Vardinon", "Sheshet", "Dr. Baby" chains are primarily owned and operated by us, while the stores of our "Kfar Hasha'ashuim" and “All for a Dollar" chains are primarily owned and operated by franchisees. In addition to these stores, we have established houseware departments within most of our large supermarket stores. In December 2012, the Company resolved to sell during 2013 Kfar Hasha’ashuim and All for a Dollar chains, which sell toy and leisure products.

As of December 31, 2012, Bee Group owned approximately 77.03% of the outstanding shares of Naaman Group (N.V.) Ltd., a company traded on the Tel Aviv Stock Exchange. Naaman is one of Israel’s major branded houseware retailers which imports and markets various houseware products, such as kitchen utensils, cutlery and dinner sets. As of December 31, 2012, Naaman had its own chain of 40 houseware stores, 10 of which are operated by franchisees, and is a supplier to Mega Retail. Naaman also sells its products to wholesale customers, including privately owned stores, retail chains, institutional customers, employee committees and sales promotion companies.

On December 30, 2012, the merger between Naaman and Vardinon Textile Ltd. ("Vardinon") was completed. Pursuant to the merger, Vardinon merged into Naaman and ceased to exist. The products are distributed by Vardinon's chain of retail stores (43 stores as of December 31, 2012) and by wholesale to customers that include other wholesalers, hotels, restaurants, retail chains, employee committees and catalogues.

On December 31, 2012, the board of directors of Naaman approved the merger agreement between Naaman and Sheshet Chain of Stores for Household Utensils Ltd. ("Sheshet"), pursuant to which Sheshet is to merge into Naaman and cease to exist. As of the date of this Annual Report, Naaman and Sheshet are waiting for the satisfaction of conditions precedent to the merger, including third party consents. As of December 31, 2012, Sheshet had its own chain of 33 houseware stores, four of which are operated by franchisees, and points of sale in approximately 200 supermarkets of Mega Retail.

In May 2011, the shares of Dr. Baby Marketing Ltd., a fully owned subsidiary of "Dr. Baby", were sold to Mega Retail; consequently, Mega Retail has 100% control and ownership on the operations of Dr. Baby. On December 22, 2011, Mr. Ronen Levi was acquired 10% of the issued and outstanding shares of Kfar Hashashuim and an option to purchase additional 10% of its issued and outstanding shares. In December 2012, the Company resolved to sell during 2013 Kfar Hasha’ashuim and All for a Dollar chains, which sell toy and leisure products.

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

There are also many companies and distributors that market and sell home textile products to wholesale customers. We do not have any formal information about the size of the home textile market and the market share of the various competitors in this market; however, we estimate that our "Vardinon" chain is one of the leading retailers in the mid to premium home textile market.

The non-food retail sales of baby products and toys in Israel include mainly smaller privately owned stores. We do not have enough information to assess our market share in these markets, as most of our competitors are privately owned companies.

Competition

In addition, due to our sale of other “Near-Food” and “Non-Food” products in our supermarkets and in our stand alone non-food stores, and our controlling interests of “Non-Food” chains, Vardinon and Naaman, we also face competition in the non-food market. In recent years, this competition has increased primarily due to the entry of retail chains and stores outside the food industry, such as Office Depot, do-it-yourself chains such as Home Center and ACE (a franchisee of Ace Hardware), household stores, home textile stores, such as Golf & Co. Ltd., Fox Home and Kitan Textile Industries Ltd., houseware stores, electricity appliances stores, specific stores in the toy industry, such as Toys “R” Us, Red Pirate and Idan 2000, and also due to the expansion of the houseware and home textile departments in supermarkets. This competition affects the sales prices of our products and our sales. Increased competition may adversely affect our sales and our profitability.

In addition, the barriers of entry are low in some of the markets in which our non-food segment competes due to the price and availability of products from overseas suppliers, although the establishment of a network of stores throughout the country together with the required import and marketing of products requires a high level of investment. The entrance of new competitors may reduce our market share and may reduce the sale prices of our products and lead to a reduction in our profitability.

The merchandise we sell in our non-food business is varied, and we therefore compete in several different markets.

In the houseware market, in which our "Naaman" and "Sheshet" stores compete, there has been a consistent increase in competition, both due to the entry of the do-it-yourself chains, such as Home Center and ACE, and due to the expansion of houseware departments within the supermarket chains, such as Shufersal, and the entry of other new competitors, such as Fox Home, and specialized stores. The sale of these products through catalogs and internet sales sites has also increased in recent years. We do not have enough information to assess our market share in this market, as most of our competitors are privately owned companies.

The home textile and accompanying accessories market in Israel in which our "Vardinon" stores compete is highly competitive. Vardinon's competitors in this market include home textile departments in large chains, department stores and privately owned stores and new competitors, such as Fox Home and Kitab Textile. In addition, there are also many companies and distributors that market and sell home textile products to wholesale customers. We do not have any formal information about the size of the home textile market and the market share of the various competitors in this market, however, we estimate that our "Vardinon" chain is one of the leading retailers in the mid to premium home textile market.

Non-Food Operations

As of December 31, 2012, we held and operated, through our subsidiaries, large chains with 219 stores, some of which are owned and operated by the subsidiaries and some 76 of which are owned and operated by franchisees as of December 31, 2012. The stores are operated under the brand names "Naaman", "Vardinon", "Sheshet", "Dr. Baby", “All for a Dollar", "Kfar Hasha’ashuim". The stores of our "Naaman", "Vardinon", "Sheshet" and "Dr. Baby" chains are primarily owned and operated by us, while the stores of our "Kfar Hasha'ashuim" and "All for a Dollar" chains are primarily owned and operated by franchisees. In December 2012, the Company resolved to sell during 2013 Kfar Hasha’ashuim and All for a Dollar chains, which sell toy and leisure products.

The relationship with the franchisees is generally governed by franchise agreements between the relevant subsidiary ("Franchiser") and the franchisee. The majority of the franchise agreements provide for a term of 10 years with two renewal options, each for a period of five additional years. Under most of the agreements, the franchisee may terminate with prior written notice.

The franchisee generally commits to establishing its store(s) in designated locations and purchasing products for the stores only from the Franchiser or from third party suppliers designated by the Franchiser. The Franchiser typically has no similar obligation to sell its products only through its franchisees.

As of December, 31, 2012, our non-food segment had 76 stores owned and operated by franchisees, both on their own and with other third parties - 10 "Naaman" stores, 62 "Kfar Hasha’ashuim" stores, and four "Sheshet" stores.

The following table provides certain information regarding our non-food stores as of December 31, 2012:

Non-Food Properties		Number	Square meters
Stores	Leased	113	25,100
	Franchise operated	30
	Franchises	76
Offices	Leased	1	3,500
Warehouses	Leased from BSRE	1	24,000
	Leased	2	1,800
Total		223	54,400

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

Our distribution and logistics center in Beer Tuvia, which is 100% held by BSRE, is used for storage and distribution of Non-Food and Near-Food products for our Non-Food chains and our supermarket stores. The distribution center is operated on an approximately 24,000 square meter site and is currently leased to Bee Group by BSRE.

Marketing

Our main marketing channels for our Non-Food products are (i) the non-food stores operating under various brand name chains, (ii) non-food departments in our supermarkets and (iii) direct sales to wholesalers and institutional customers.

Our Naaman chain markets its products to privately owned stores, retail chains, institutional customers, employee committees and sales promotion companies. Our Vardinon chain markets its products through stores that are owned and operated by Vardinon that are located primarily in shopping centers, as well as to other customers, including wholesalers, retail chains, employee committees and catalogues. Our marketing activities include advertisements for the media, such as television and newspaper.

For additional information regarding our marketing strategies in the Non-Food segment, please see “Supermarkets - Marketing” above.

Government Regulation

Non-Food

Our non-food business is subject to Israeli laws relating to imports, customs, labeling of products and consumer protection laws, as well as to labor laws and license and permit laws as they apply to the operation of our network of stores.

Our sales activities are subject to general laws such as the Liability for Defective Products Law, 1980, pursuant to which, under certain circumstances, we may be liable for personal injuries resulting from defects in products that we market. We are also subject to the Consumer Protection Law, 1981, which is described below under " – General Government Regulation". We are also subject to the Supervision of Products and Services Law, 1957, and orders promulgated pursuant to such law.

Houseware Products

We are subject to safety tests, quality control and certification by the Standards Institution of Israel. These are primarily related to the release of metals from ceramic appliances/wares, marking of wares/dishes, pressure cookers, lighters and plasticware used for food and drink.

Business Permits

Some of our non-food stores do not have permits according to the requirements of the Business Permits Law, 1968. A lack of such permits by any store would be considered a breach of the tenancy agreement for such store, which would allow the landlord to annul the lease agreement. As of March 29, 2013, none of the landlords has made use of this right.

For additional information regarding government regulations relating to our Non-Food segment, please see “General Government Regulation” below.

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

Recent Activities in Our Real Estate Sector

Wholesale Market Companies

On May 31, 2012, BSRE, Gindi Investments 1 Ltd. and an additional entity controlled by Moshe and Yigal Gindi (together with Gindi Investments 1 Ltd., "Gindi"), completed the purchase of long term lease rights to a property in the wholesale market site in Tel Aviv (the "Project") for the purpose of building and marketing on the property an apartment buildings complex and a shopping mall from the municipality of Tel Aviv and the Wholesale Market for Agricultural Produce in Tel Aviv Company Ltd. (the "Wholesale Market Company").  As of December 31, 2012, BSRE owned 49.5% of the company that owns the residential building rights and 50% of the company that owns the commercial building rights. Within the framework of the approved plan, the Project will include 10 buildings, each consisting of 14 floors. The Project will also include 722 residential units for sale and 54 units which will be leased in accordance with certain criteria determined by the Municipality of Tel Aviv and the Purchasers. It is contemplated that the Project will contain approximately 37,000 square meters leased space for commercial use. As of December 18, 2012, the building permits for 652 of the residential units has been granted, while the permits for the additional 70 residential units are still being processed. For more information on the transaction with the Wholesale Market Company, see "Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions – Agreement with the Wholesale Market Company."

Investment in Comverse Building (Ra'anana)

On May 13, 2012, BSRE signed a memorandum of understanding with a third party (the "Lessee"), pursuant to which BSRE agreed to erect a 23,000 square-meter office building on real property it owns in Ra'anana and to construct a 2,300 square-meter basement (the "structure"), both of which will be leased to the Lessee for a period of 10 years for annual rental fees of approximately NIS 20 million linked to the CPI, with a renewal option for an additional 5 years, during which the rental fees would increase by 7.5% (the "Project"). In addition, BSRE has undertaken to erect a surrounding structure at an estimated cost of NIS 200 million and to perform all of the finishing work, if requested by the Lessee, which is estimated at a cost of NIS 75 million, and BSRE will be entitled to receive 7.5% of the cost in addition to the rental fees. As of the date of filing of this Annual Report, BSRE has obtained all of the necessary building permits to erect the building and the construction work has begun.

On January 21, 2013, BSRE and several subsidiaries of Harel Insurance Investments & Financial Services Ltd. (collectively, "Harel Investments") entered into an agreement pursuant to which Harel Investments acquired half of the BSRE's rights in the Ra'anana property and the Project in consideration for approximately NIS 51 million (including Harel Investments' portion of the Project's establishment expenses). Pursuant to the agreement, BSRE will be entitled to additional consideration for the additional 2,500 square-meter building rights that have yet to be used by BSRE within the Project's framework. Pursuant to the agreement, BSRE will have sole ownership of any future additional building rights granted on the property, and Harel Investment will have the option to purchase half of such future rights at a consideration to be determined according to the value of the rights.

Option of Third Party to Purchase Building in Petach Tikva

In November 2012, BSRE granted to a third party an option to purchase property in Petach Tikva, which contains an empty office building designated for renovation, subject to certain conditions, in consideration for approximately NIS 56 million. On March 6, 2013, the option was exercised and a sale agreement was signed pursuant to which 20% of the consideration was to be paid on March 14, 2013 with the balance to be paid in two equal installments after 120 days and 150 days. The closing of the sale is subject to various conditions set forth in the sale agreement, which have not yet been satisfied.

Property in Point Wells, Washington

On June 1, 2010, BSRE completed the acquisition of an approximately 240-dunam parcel (approximately 59 acres) of property in Point Wells, near Seattle, Washington, which serves primarily as a plant for storage and distribution of fuel and oils. BSRE purchased the property through a special purpose entity established in the United States, BSRE Point Wells, LP, which entered into a purchase agreement, dated May 7, 2010, with Paramount of Washington LLC (“POW”) for the property and into a development agreement, dated June 1, 2010, with POW and Paramount Petroleum Corporation (“PPC”). PPC leases the property from POW and operates and maintains it. POW and PPC are wholly owned subsidiaries of Alon USA Energy Inc., a public company whose shares are traded on the NYSE ("Alon USA") and is controlled by our indirect controlling shareholder, Alon Israel Oil Co. Ltd. ("Alon").

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

Upon the closing of the transaction, BSRE Point Wells, LP granted to POW and PPC a right of use of the property, for a consideration of approximately $440 thousand per quarter commencing July 1, 2010, for a period commencing on June 2, 2010 and terminating upon the earlier of: (i) June 2, 2020 or (ii) the time of sale of the property, after the enhancement thereof, to a third party in accordance with the development agreement (the "License Period"). In the event BSRE sells the land, POW will have the right to participate in the consideration net of costs as defined in the agreement.

The present land use designation of the property was changed to urban center zoning from its original land use designation, which was heavy industrial. On May 12, 2010, the local Snomish County Council (the "Local Council") adopted (a) an ordinance approving the new Urban Center Code and (b) and ordinance to change the zoning designation of Point Wells to Urban Center, both of which became effective on May 29, 2010. In March 2011, BSRE, through BSRE Point Wells, LP, submitted a detailed plan to the Local Council, which included plans for the building of three residential areas, including approximately 3,000 residential units, and public areas as well as development plans (the "Plan"), and in November 2011, the court determined that a building permit will be provided only after completion of all the required adjustments pursuant to the local law and the aforementioned ordinances. BSRE is working to give legal effect to the detailed plan. Based on a report submitted by BSRE Point Wells, the Local Council approved new regulations pursuant to which the land use designation was defined as urban village and approved the plans for 2,700 residential units. On January 7, 2013, the court of appeals determined that BSRE Point Wells is permitted to continue with the development of the property despite the new regulations. Opponents to the detailed plan appealed to the Supreme Court of the State Washington to allow a further hearing regarding the court of appeals decision. Negotiations are underway with the plan's opponents in order to reach a settlement. BSRE can not estimate accurately the time required to complete the planning process and receive approval of the authorities to exercise the building rights pursuant to the detailed plan that established the land use designation as an urban center or alternatively, if the detailed plan is not approved, as an urban village pursuant to the new regulations.

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

Sale by BSRE of Half its Rights in Kiryat Hasharon Mall

On July 4, 2011, BSRE and Harel Insurance Company Ltd. ("Harel") signed an agreement whereby Harel acquired half of the BSRE's rights in a mall located in Kiryat Hasharon-Netanya in consideration for approximately NIS 50.6 million. In 2011, BSRE recorded a gain from changes in fair value of the said investment property in the amount of NIS 20.5 million to its income statement.

Other Recent Activities in the Real Estate Sector

In July 2010, Gindi was awarded a tender to Build Operate and Transfer ("BOT") a parking lot in Tel Aviv ("Givon Parking") for approximately 1,000 parking spaces adjacent to the wholesale market project for a period of 23 years. In August 2010, BSRE joined Gindi in this project as a 50% joint venture partner. On October 11, 2011, BSRE received a notice from Tel Aviv municipality that all of the conditions to approve the BOT agreement of "Givon Parking" in Tel Aviv had been satisfied. In return for constructing the parking lot, BSRE and its partners will be entitled to operate and collect rental fees for parking for a period of 23 years from delivering the authority for use of property. On November 13, 2011 BSRE received the right to use the property for constructions work. BSRE estimates that construction will be completed during 2014. The total cost for establishing the parking lot, including related costs, is estimated at NIS 144 million ($38.5 million), and the share of BSRE is approximately NIS 72 million ($19.3 million). On December 12, 2011, BSRE and its partners signed an agreement with the bank for the funding of approximately 80% of the parking lot construction's costs, and the credit lines provided for financing the project were in the aggregate amount of NIS 60 million (approximately US $16 million). BSRE and its partners determined material issues regarding the construction and the management of the parking lot in which an unanimously decision is required, and principles regarding dilution of each of the parties' rights in the event that one of the parties will not invest the amounts that such party obligated to invest.

During 2012, BSRE invested a total amount of NIS 231 million, including investments in rental offices and land in areas used for commercial and industrial development. From this amount, BSRE invested approximately NIS 223 million in properties leased to third parties. In addition, BSRE invested a total of NIS 261 million in real estate inventories for the sale of residential properties.

Description of Real Estate Properties

Most of our real estate is owned by our 78.22% subsidiary, BSRE, and includes commercial areas, logistics centers and offices which are mainly designated for the use of our supermarket segment and our non-food segment, a 50% holding in Hadar Mall and Kiryat Hasharon, small commercial sites, office buildings, logistics sites, our holdings in the Wholesale Market Company and additional undeveloped properties for use as commercial areas, office buildings, and logistics centers.

As of December 31, 2012, the total square meters of developed property that we owned was approximately 268,000 square meters, the total square meters of property in development that we owned was approximately 80,600 and the total square meters of unutilized building rights that we owned was approximately 155,000 square meters. In addition, BSRE has the building rights for 2,700 to 3,000 apartments and 722 apartments in the Wholesale Market project.

The following table provides certain details regarding our real estate properties held for use or rent of which we are the legal owner (including through long-term leases from the Israel Land Administration), as of December 31, 2012:

	Number of properties for use or rent	Area in square meter for leasing (property space)	Occupancy rate
Commercial areas, including supermarket stores	104	185,400	99.0%

Warehouses and Logistics Centers	6	65,700	100%

Offices(1)	4	16,900	81.1

Total Developed property(2)	114	268,000	N/A

Total property in development-commercial areas, logistics centers and the wholesale market project	5	80,600

Total unutilized building rights		155,000

(1) Not including an area of 14,000 square meters, which is subject to a sale agreement signed in March 2013.

(2) Not including an area of 30,000 square meters of parking lots adjacent to commercial and office areas.

Below is a short description of a number of these properties:

Commercial areas, including supermarket stores

The properties designated for supermarkets are individual units or integrated units in buildings in industrial, residential or commercial areas. Some of the properties have parking lots and operational areas that are not included in the square meters calculated for lease. The majority of the supermarkets properties are leased to Mega Retail. For more information, see "Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions – Agreements Between Alon Blue Square and Various Subsidiaries." Below are additional commercial areas not designated for supermarkets that BSRE owns:

•	Hadar Shopping Mall - BSRE owns 50% of the property, which is located in the Talpiot industrial area in Jerusalem, and the other 50% is held by a third party. The lease from the Israel Land Administration ends in 2021 with an option to extend the lease for an additional 49 years, subject to a fee. The two-floor mall includes 18,000 square meters of commercial space, including 780 parking places. The space is leased to third parties, including 4,700 square meters to Mega Retail. As of March 29, 2013, the occupancy rate of the mall is 100%. The property is managed by a joint management company.

BSRE and the third party have applied to the zoning committee for a permit for an additional commercial floor above the existing floors and additional upper level parking (the "Expansion Project"). BSRE and the third party received a permit to build above the existing floors an additional commercial floor of approximately 12,000 square meters, additional service areas, and three upper level parking areas of approximately 22,000 square meters. BSRE is in the process of constructing an additional commercial floor and parking areas, and BSRE estimates that the construction will be completed by the fourth quarter of 2013. The estimated budget for the construction is approximately NIS 175 million (approximately $ 45 million), including renovation of the current building.

On June 5, 2012, BSRE entered into a loan agreement with a group of institutional companies to finance the building of the addition to the Hadar Mall, which is currently under construction. The lenders will extend an amount of NIS 125 million over a period of 10 years during which an aggregate of NIS 42.5 million will be repaid in 17 bi-annual payments commencing on the 18th month subsequent to the date of the loan, and the remaining sum will be repaid in a one-time payment at the end of the loan term. BSRE has the option to obtain an additional loan of NIS 40 million upon the completion of the construction. The loan is linked to the CPI and bears annual interest of 4.1%. As collateral for the repayment of the loan, BSRE placed a charge on its rights in the Hadar Mall.

•	Property designated for a shopping center in Netanya - a 19 dunam property with rights for 42,000 square meters of commercial spaces and offices. The cost of this property was approximately NIS 27 million. BSRE constructed a shopping mall of approximately 13,500 square meters on the first and second floors with an underground parking garage of approximately 12,000 square meters, as a first stage of development of the property. The property includes approximately 28,000 square meters of unutilized building rights which BSRE plans to use for a senior citizen residency, subject to change in zoning of the property. The cost of this first stage of development was approximately NIS 100 million. In July 2011, Harel Insurance Company Ltd., Dikla Insurance Company Ltd. and I.M.R - Ezer, Insurance and Mortage Company Ltd. (together "Harel") purchased 50% of BSRE's rights in the property in consideration for approximately NIS 50.6 million (approximately US$ 13 million). In September 2012, the commercial center was opened to the public.

Offices

BSRE is the owner of the following major office building and properties designated for office building construction:

•	Comverse Building, Ra'anana – Pursuant to a memorandum of understanding signed with a third party, BSRE has undertaken to erect a 23,000 square-meter office building on real property it owns in Ra'anana and to construct a 2,300 square-meter basement, both of which will be leased to the third party for a period of 10 years. For more information see " – Investment in Comverse Building (Ra'anana) " above.

•	Afek Industrial Park, Rosh Ha'ayin - BSRE owns an office building in Afek Industrial Park which is built on a 13,770 square meter plot and includes two floors of offices with a total area of 12,700 square meters, which are leased to the Company and serve as the Company's and its subsidiaries' executive offices. The ground floor of the buildings also includes a supermarket, a taxi cab station and a small filling station operated by Dor Alon. The property also includes parking areas for the offices and the supermarket.

Warehouses and Logistics Areas

Below is a short description of the logistics areas owned by BSRE:

•	Kibbutz Einat - BSRE holds 50% of Einat Yield Generating Real Estate Cooperative Ltd. ("Einat Ltd."), which has received from Kibbutz Einat its rights to lease a property of 26 dunam of industrial use (all of which is leased to different lessees). The cost of BSRE's share of the rights in this property was approximately NIS 24.4 million. The property includes four warehouses containing a total of 14,000 square meters which are leased to different lessees with options to renew. Following approval of the Israel Land Administration (the "ILA"), Kibbutz Einat transferred its rights to lease to Einat Ltd. in 2013, and Einat Ltd. holds rights to the property pursuant to a long term lease agreement with the ILA.

•	Be'er Tuvia - BSRE owns, through its wholly owned subsidiary Logistic Center Bee Real Estate Ltd. ("Logistic Center"), a 74 dunam property of which 63 dunam are designated for industrial (and storage) areas. BSRE estimates that it has rights to build 72,000 square meters of commercial areas and office buildings. Logistic Center entered into an agreement with the Bee Group pursuant to which the parties completed building a distribution center used for storage and distribution of Non-Food and Near-Food products for our Non Food chains and our supermarket stores. The lease is for a period of 12 years from the beginning of use of the property with an option to renew for additional three year periods (but not to exceed a total renewal period of 24 years) for an annual payment equal to 9% of the total investment made by Logistic Center in acquiring and building this distribution center, linked to the CPI. The distribution center is operated on a 24,000 square meter site and is currently leased to Bee Group. Including the initial expense of NIS 19.0 million to acquire the property, BSRE invested a total of approximately NIS 112 million in building the distribution center. This entire logistics and distribution center is currently being occupied by the Bee Group.

•	Kibbutz Eyal - BSRE and Eyal Hasharon, an agriculture cooperative society ("Eyal Hasharon"), signed an agreement for the development of a 57 dunam property for storage and logistics usage. Pursuant to the agreement, BSRE and Eyal Hasharon jointly hold in equal parts a new company, Eyal Baribua Ltd. ("Eyal Baribua"), to which Kibbutz Eyal transfered the property in February 2011. In addition, pursuant to this agreement in February 2011, BSRE transferred to Eyal Baribua an amount based on the purchasing costs, development costs and an additional cost. Upon these transfers, the parties entered into a statement of work for the development project, pursuant to which, among other things, BSRE was issued 200 shares in the new company, which as of March 29, 2013 represented 50% of the issued and outstanding shares of Eyal Baribua. The Israel Land Administration has approved the allocation of only 41.5 dunam for Eyal Baribua. A building permit has been obtained, and the joint company is in the process of constructing the logistics center. Construction is expected to be completed by the beginning of 2014. In addition, a construction work permit was received and the contractors' bidding process is in its final stages.

BSRE and Mega Retail are party to a lease agreement, pursuant to which BSRE is constructing the logistics center in Kibbutz Eyal to be leased by Mega Retail. The lease is for a period of 15 years from the beginning of use of the property with an option to renew for additional three year periods (but not to exceed a total renewal period of 24 years) for an annual payment equal to 8.7% to 9% of the total investment made by the joint new company in acquiring and building the logistic center, according to the calculation mechanism and orders provided for in the lease agreement.

On July 12, 2012, Eyal Baribua entered into a financing agreement with a bank to provide a credit line of NIS 90 million to Eyal Baribua to establish the logistics center. The credit line was extended for the construction period, and after the completion of the construction and Mega Retail's entry into the logistic center, the credit line will be converted into a loan where NIS 63 million is to be repaid in quarterly payments over 14 years and the balance at the end of the loan term. The credit line and the loan will bear variable annual interest rate linked to prime. As collateral for the loan repayment, the rights to the lease with the ILA will be charged, and during the construction period Eyal Baribua shareholders granted a guarantee.

As of the date of this report, BSRE estimates that the cost of this project will be approximately NIS 120 million.

•	Rishon Letzion - Mega Retail's logistics center is located in the western industrial area of Rishon Letzion. Part of the property is an open area used by Mega Retail for container storage and as a loading area and includes unutilized building rights of approximately 15,000 square meters that may be used for industrial, commercial and storage purposes.

Property in development

•	Wholesale Market Company - On May 31, 2012, BSRE, Gindi Investments 1 Ltd. and an additional entity controlled by Moshe and Yigal Gindi completed the purchase of long term lease rights to a property in the wholesale market site in Tel Aviv for the purpose of building and marketing on the property an apartment building complex and a shopping mall from the municipality of Tel Aviv and the Wholesale Market Company Ltd. The final agreements were signed on June 3, 2010 and received the approval of the Minister of the Interior on July 11, 2010. For more information, see "Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions – Agreement with Wholesale Market Company."

Properties with development potential

As of December 31, 2012, BSRE had rights to build a total of 155,000 square meters (143,000 square meters mainly for commercial purposes and 12,000 square meters for residential purposes). Because the utilization of building rights is dependent on economic feasibility, satisfaction of various conditions, payment of costs and other factors, it is not clear if and when BSRE will utilize these building rights.

Point Wells, Washington

On June 1, 2010, BSRE completed the acquisition of an approximately 240-dunam parcel (approximately 59 acres) of property in Point Wells, near Seattle, Washington, which serves primarily as a plant for storage and distribution of fuel and oils. For additional information, see "- Recent Activites in Our Real Estate Segment - Property in Point Wells, Washington".

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

A slowdown in the Israeli yield-generating real estate market, evidenced by a decline in the number of real estate transactions, a reduction in the availability of credit sources, an increase in financing costs and/or stricter requirements by banks for providing such financing, could adversely affect our business. This occurred in the fourth quarter of 2008 and continued until 2010. The debt crises generated in Europe may have a future adverse affect on the economic conditions in Israel. In addition, the public protest which began in July 2011 with regard to high housing costs in Israel led to a slowdown in the Israeli yield-generating real estate market which was evidenced by a decline in the demand for real estate during the second half of 2011 due to the sharp increase in real estate prices and the public's anticipation that such prices will decrease due to the public protest. If the economic conditions in Israel were to deteriorate, there may be a decline in demand for commercial real estate, a reduction in rental fees, a decline in the fair value of our real estate assets and an increase in the cost and availability of financing from Israeli banks, which could adversely affect our real estate business. In addition, we can identify greater caution on behalf of companies and potential investors to new projects which has resulted, among others, from directives of The Bank of Israel with respect to the amount of leverage permitted in the real estate market and requirements from banks to a higher occupancy rate prior to construction. As a result, we estimate that the availability of yield generating properties will be reduced or remain stable due to lack of new projects or their delay.

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

In 2012, The Bank of Israel imposed additional regulatory requirements on the ability to obtain mortgages including a limit on the amount of loans granted at variable rates of interest and a ceiling on the ratio of debt to equity. These initiatives are intended to affect, and do effect demand for real estate designated for residence.

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

Regulations for Equal Rights for Persons with Disabilities (accommodations for accessibility in a public place which is an existing building)

On November 3, 2011, the Regulations for Equal Rights for Persons with Disabilities (accommodations for accessibility in a public place which is an existing building), 2011 was approved and published. For additional information, see "General Government Regulation".

BSRE's Strategies

Our strategy in our real estate activities is to become a substantial owner of yield-generating properties and developer of commercial real estate through our subsidiary, BSRE. To achieve this goal, we intend to pursue a number of operating and growth strategies, which include:

•	developing and improving existing real estate;

•	maximizing the leasing of existing properties to commercial users;

•	increasing and developing unused building rights in our existing properties; and

•	acquiring additional commercial real estate and yield-generating assets in Israel, while diversifying our real estate property base.

Additional Business Information Relating to Alon Blue Square

Related Businesses

Diners Israel

In connection with our joint Loyalty Plan with Dor Alon, on November 29, 2005, we and Dor Alon purchased 49% (36.75% Alon Blue Square and 12.25% Dor Alon) of the shares of capital stock of Diners Club Israel Ltd. (“Diners Israel”) from Credit Cards for Israel Ltd. (“CAL”) for a total consideration of NIS 21.3 million (of which NIS 15.6 million was paid by Alon Blue Square and NIS 5.7 million was paid by Dor Alon). The remaining 51% is owned by CAL, a credit card company in Israel which itself is a subsidiary of Israel Discount Bank Ltd. On May 25, 2011, the agreement was amended.

Under the original agreement with CAL, Alon Blue Square and Dor Alon were entitled to share with CAL the net income of Diners Israel in connection with the activities of the credit cards bearing the "You" name based on our respective ownership interests in Diners Israel, and a share of the net income of Diners Israel in connection with the activities of the credit cards not bearing the "You" name based on certain thresholds set in the original agreement. In addition, Diners signed an agreement with CAL pursuant to which Loyalty Plan members are to be issued Mastercard "You" credit cards in addition to Diners "You" credit cards. On May 25, 2011, our management agreed to an amendment to the agreement of principles between CAL, Diners Israel, Alon Blue Square, Dor Alon, and the Alon Blue Square-Dor Alon Joint Loyalty Plan Partnership, and in July 2011, all suspending conditions set forth in the agreement were completed, and the amendment to the agreement came into effect. Pursuant to the amendment, Alon Blue Square and Dor Alon has the right to 49% of the profits of Diners Israel Ltd., both related to the "You" bearing credit cards, and to all other credit cards issued by Diners, effective as of January 1st, 2011 (with the exception of certain activities the profits of which is allocated to the parties per their respective holdings from July 1st, 2011). Alon Blue Square and Dor Alon repaid the non-recourse loan granted to them by CAL for the purchase of the shares, in the amount of NIS 36 million (the amount includes accrued interest). Additionally, the amendment sets the terms as to the business relationship between the parties and extends the agreement until December 31, 2015, following which the agreement will be extended for additional three-year terms based on the terms and conditions set forth in the amendment to the agreement. The amendment also includes a calculation method for the purchase of the 49% of Diners owned by us and by Dor Alon in the event the agreement between Diners and the Loyalty club will not be extended. The Company and Dor Alon handled their financial statements by an agreement to buy Diners as option for purchasing stock options and recorded in the period income before taxes from revaluation of approximately NIS 102 million ($27.5 million). As of December 31, 2012, the total number of credit cards issued by Diners Iserael was approximately 248,000. See “Item 7. Major Shareholders and Related Party Transactions - B. Related Party Transactions” for more information on the agreement with CAL and Diners Israel.

Alon Cellular

In March 2011, Alon Cellular received a MVNO license from the Israeli Ministry of Communications, which enabled Alon Cellular to add cellular services to the services that the Company offers to its customers. In December 2011, Alon Cellular entered into an agreement with Partner Communications Ltd. for launching cellular services in an MVNO model. The Company launched its cellular activity in 2012. For additional information, see “Item 4. Information on the Company - A. History and Development of Alon Blue Square”.

General Government Regulation

The Law for Increasing the Enforcement of Labor Law, 5771-2011

The law establishes a mechanism of enforcement and warning, both in the criminal and civil levels, imposes direct liability to execute legal requirements even on the Chief Executive Officer, and provides the Israel Industry, Trade and Employment Office the authority to impose sanctions towards companies which receive services from contractors in three different industries: (i) security services; (ii) cleaning services; and (iii) food supply. The law became effective on June 19, 2012. The law may affect the manner of hiring employees and also may impose on the Company great liability towards independent contractors providing these services.

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

C.	Organizational Structure

We operate our Fueling and Commercial Sites segment through our 78.43% subsidiary, Dor Alon, which is listed on the TASE. Dor Alon is one of the four largest fuel retail companies in Israel based on the number of filling stations and a leader in the field of convenience stores. Dor Alon operates a chain of 202 filling stations and 209 convenience stores in different formats in Israel.

We operate 201 of our supermarkets through our wholly-owned subsidiary, Mega Retail, and eleven supermarkets are owned and operated by our 51% subsidiary, Eden Teva. Mega Retail leases from BSRE and third parties the real estate underlying the stores that it operates.

We operate all of our "Non-Food" outlets through our wholly owned subsidiary Bee Group, which in turn held, as of March 29, 2013, approximately 77.03% of the outstanding shares of Naaman Group (N.V.) Ltd. The shares of Naaman are traded on the Tel Aviv Stock Exchange.

We operate our Real Estate segment through our TASE traded 78.22% subsidiary, BSRE, which owns, leases and develops yield generating commercial properties and projects.

Below is a chart indicating our holdings in our material subsidiaries as of March 29, 2013:

* Listed on the Tel Aviv Stock Exchange.

**We have also resolved to merge Bee Group with Mega Retail in order to reduce costs and improve efficiency.

Mega Retail, Dor Alon, BSRE, Bee Group and each of our subsidiaries has its own board of directors. We appoint all or a majority of the board of directors of each of these companies and typically our appointee serves as the chairman of the board of directors of each of these companies. Although we appoint all or most of the board of directors of each of Mega Retail, Dor Alon, BSRE, Bee Group and Bee Group's subsidiaries, each company’s board of directors has independent fiduciary obligations to all of its shareholders and to the company itself. Alon Blue Square is obligated to deal with its partially owned subsidiaries at “arm’s-length.” Moreover, in the case of BSRE, Dor Alon, and Naaman which are publicly traded on the Tel Aviv Stock Exchange, the board of directors must include at least two external directors appointed under Israeli law. These external directors must satisfy all the requirements of external directors under the Israeli Companies Law, 1999, referred to as the Israeli Companies Law.

Alon Blue Square owned all of the outstanding shares of Mega Retail as of March 29, 2013. Mega Retail, in turn is the owner of our interests in a number of its other subsidiaries and affiliates.

Alon Blue Square owned 78.22% of the outstanding shares of BSRE as of March 29, 2013. The balance of BSRE’s outstanding shares is publicly held and traded on the Tel Aviv Stock Exchange. Alon Blue Square receives fees from BSRE as payment for the management services it provides to BSRE for the Chairman of the board of directors services, financial and accounting management services (including bookkeeping), computer management and maintenance service, legal consulting and corporate secretary services, office space and related office services, and internal audit services.

Alon Blue Square owned 78.43% of the outstanding shares of Dor Alon as of March 29, 2013.

See “Item 7. Major Shareholders and Related Party Transactions - B. Related Party Transactions” for a description of the agreements relating to the fees Alon Blue Square receives from its subsidiaries and services that Dor Alon receives from Alon. For information concerning the flow of funds between Alon Blue Square and its direct and indirect subsidiaries, see also “Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources.”

Set forth below is a list of our significant holdings as of March 29, 2013. The companies marked with an asterisk (*) are not consolidated in our financial statements.

Company (1)	Operations	% Ownership Held by Alon Blue Square

Mega Retail Ltd.(2)	Supermarkets and baby and young children products	100

Bee Group Retail Ltd.(3)	Retail and wholesale of houseware and home textile, toys and leisure	100
Dor Alon Energy in Israel (1988) Ltd.	Filling stations and convenience stores	78.43
Blue Square Real Estate Ltd.(4)	Real estate	78.22

Diners Club Israel Ltd.* (5)	Credit cards	49

(1)	All companies are incorporated under Israeli law.

(2)	As of March 29, 2013, Mega Retail Ltd., held approximately 51% of the outstanding shares of Eden Briut Teva Market Ltd. and 100% of Dr. Baby.

(3)	In October 2010, we increased our holding in Bee Group Retail Ltd. to 100%. As of March 29, 2013, Bee Group Retail Ltd., held approximately 77.03% of the outstanding shares of Naaman Group (N.V.) Ltd., which is traded on the Tel Aviv Stock Exchange and 90% of Kfar Hasha'ashuim.

(4)	As of March 29, 2013, BSRE held approximately 50% of the outstanding shares of Tel Aviv City Mall Ltd., and 49.5% of the outstanding shares of Tel Aviv Towers Ltd. The remaining shares of BSRE are held by the public and institutional investors and traded on the Tel Aviv Stock Exchange.

(5)	The remaining shares of Diners Club Israel Ltd are held by Credit Cards for Israel Ltd. (51%), a subsidiary of Israel Discount Bank Ltd. See “Item 7. Major Shareholders and Related Party Transactions - B. Related Party Transactions” for information with respect to our rights as a shareholder of Diners Israel.

D.	Property, Plants and Equipment.

For details regarding the properties that we and our subsidiaries own and/or lease, see “Item 4. Information of the Company – B. Business Overview – Supermarkets – Our Operations,” “Item 4. Information of the Company – B. Business Overview – Fueling and Commercial Sites – Our Strategies,” “Item 4. Information of the Company – B. Business Overview – Non-Food – Non-Food Operations,” and “Item 4. Information of the Company – B. Business Overview – Real Estate.”

In 2012, Mega Retail closed nine supermarkets with a total area of 20,490 square meters and also opened approximately 10 supermarkets with a total area of 13,400 square meters of store space in localities whose populations are currently under-served by supermarkets or in localities in which we do not have sufficient market presence. Through March 2013, we have not opened any additional supermarket stores.

During 2012, we spent more than NIS 89 million (or $23.8 million at the exchange rate as of December 31, 2012) on the acquisition and development of new supermarkets and the remodeling of our existing supermarkets.

Generally, franchisees of our non-food chains lease their own store space directly. However, there are a few franchisees that either sublease their stores from the relevant subsidiary, or lease their stores jointly with such subsidiary. All our non-food stores that are operated directly by our subsidiaries and not by franchisees, lease their own store space.

In 2013 and 2014, we plan to open approximately 9 to 13 additional filling stations. For additional information, see “Item 4. Information of the Company – B. Business Overview – Fueling and Commercial Sites."

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

General

Most of our activities are located and operated in Israel. We operate in four reporting segments. As of December 31, 2012, we were the largest retail company in Israel based on the number of stores. In our Supermarkets segment, we are the second largest food retailer in the State of Israel. In our Fueling and Commercial Sites segment, we operate a chain of filling stations and convenience stores in different formats in Israel, and we are considered to be one of the four major gas companies in Israel. In our Non-Food segment, we sell “Non-Food” items both in our supermarkets and in stand alone retail outlets. In our Real Estate segment, we own, lease and develop yield-generating commercial properties and projects. In addition to our reporting segments, we have activities in issuance and clearance of credit cards, and during 2012, we launched our MVNO cellular network in Israel.

We are exposed to trends and developments in the Israeli economy in general, and in the food and non-food products, fuel and real estate industries in Israel in particular. An economic slowdown could cause a decline in demand for our products, impacting negatively on our profitability and exposing us to customer credit risks. According to the Central Bureau of Statistics and The Bank of Israel, from the second quarter of 2012, the Israeli economy displayed signs of a slowdown, among others, due to the global financial crisis, especially in Europe. In 2012, the economic growth in Israel was approximately 3.1%, compared to 4.6% in 2011, and the unemployment rate at the end of 2012 was approximately 6.9%, compared to 6.7% at the beginning of 2012. We cannot predict the duration of the uncertainty in the global economy in general, and particularly in regards to Israel.

Following the public protests in Israel during the second half of 2011 with regard to high housing and living costs, the Israeli Government formed the Trachtenberg Committee to examine the cost of living in Israel, including the tax burden and other regulations changes.. In addition, an inter-ministerial committee headed by Mr. Kedmi, CEO Ministry of Industry, Trade and Labor, was appointed to examine the competition and prices in the food and consumer products. In November 2012, the government published a memorandum of law to promote competition in the food industry, aimed at implementing the recommendations of the Kedmi Committee. These developments may have a material impact on the Israeli economy in general as well as the industries in which we compete. See "Item 3. Key Information – D. Risk Factors Risks Related To Our Supermarkets – The enactment of new laws and regulations, including the enactment of governmental committees such as the "Kedmi Committee" may materially adversely affect our sales and profits, including limiting our ability to purchase additional stores or obligate us to sell some of our stores", and "Item 3. Key Information – D. Risks Related To Fueling and Commercial Sites - The recommendations of the Trachtenburg Committee may have a material adverse effect on Dor Alon's results of operations" for more information.

We are working to improve our operating efficiency by, among other things, evaluating the strategic positioning of some of our stores, capitalizing on potential synergies, and improving our distribution capabilities and distribution efficiency within the food and non-food segments. We are also working to expand the products and services that we offer to our customers.

Supermarket Segment

In 2012, a slowdown in the growth of the Israeli economy affected consumer confidence. In addition, supermarket chains of our competitors continued to expand. Smaller supermarket chains continued to aggressively increase their market share and expanded their presence in selected areas in Israel, often geographically beyond their original locations, increasing competition in an already difficult market. The low barriers of entry, including the relatively low cost of establishing a new smaller supermarket, has contributed to the increase in number and expansion of smaller supermarket chains in recent years. In addition, in recent years smaller supermarket chains have transitioned from competing only in the local neighborhood markets to joining with other smaller supermarket chains and competing on a national scale with a joint private label which competes with the private labels of the large supermarket chains. Both the economic slowdown and the increased competition affected our sales and profitability in the supermarket segment in 2012.

In order to mitigate the influence of these factors, we took efficiency measures during 2012 to reduce our operating expenses, including, among others, reducing the headcount of our headquarters in all levels of management and, in the fourth quarter of 2012, selling unprofitable supermarkets.

As part of our strategy to improve our competitive position, during 2012, we continued working to increase our sales of our "Mega" line of private label goods that are sold in our Mega chains. Private label products provide customers with an attractive alternative selection of products that are comparable in quality to name brand products. We believe that our private label products enhance customer loyalty, differentiate our stores from those of our competitors and provide a competitive product to those offered by our suppliers. In addition, usually average gross profit from private label products is higher than the average gross profit from other products.

We believe that the volume of annual sales in the organic food market in Israel has been growing consistently and will continue to increase during the next few years. In order to benefit from this growth, in October 2007, we acquired approximately 51% of the holdings of Eden Teva, which operates organic/health food supermarkets, to take advantage of the growing local demand for organic, natural and health food. By the end of 2012, we operated 20 Eden Teva stores, nine of them in Mega stores, with Alon Blue Square the clear leader of Israel's emerging organic/health food sector.

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

We operate the Mega@Internet website which allows customers to place orders via the Internet 24 hours a day and to have the products in our stores delivered to our customers’ homes from a nearby store within a few hours. The service was provided in most of Israel as of December 31, 2012.

Fueling and Commercial Sites Segment

Dor Alon is one of the four largest fuel retail companies in Israel based on the number of filling stations and is a leader in the convenience stores sector. Following our acquisition of Dor Alon in 2010, we combined our and Dor Alon's retail operations into one group, creating the largest retail group in Israel. In recent years, the Fueling and Commercial Sites segment has been characterized by fierce competition in direct marketing towards end consumers. This competition is reflected in price wars, improvement in credit terms, and improvement in the quality of services offered at fueling sites.

In an effort to improve our competitive position in this segment, we anticipate opening and operating approximately nine to 13 additional filling stations during 2013 and 2014 as well as investing additional capital to renovate our existing filling stations and convenience stores. In addition, we intend to expand the chain of convenience stores outside of our filling stations, as well as the activities of our countryside stores. We also intend to strengthen our presence in city centers with the goal of closing the gap with our competitors in the same geographic location. In order to expand the diversity of its business activity, Dor Alon has entered into new lines of business in the energy sector by establishing and operating power plants, and marketing natural gas to industrial customers and power plants in Israel.

The price of gasoline 95 octane is subject to government-imposed price controls, and in September 2011, the Fuel and Gas Administration reduced the fuels market margin, which is subject to government-imposed price controls, by approximately NIS 0.11 to 0.18 for liter. In addition, on May 31, 2012, the Ministry of Energy and Water and the Pricing Committee updated the marketing margin of 95 octane gasoline, increasing the marketing margin for self service by NIS 0.047 per liter (excluding VAT) and reducing the full service charge by NIS 0.038 per liter (excluding VAT). On November 26, 2012 the Supreme Court sitting as the High Court of Justice rejected the petition of Dor Alon and the other gas companies on the issue of reducing the marketing margin. For additional information on this matter, see "Risks Related To Fueling and Commercial Sites – Dor Alon is exposed to risks associated with changes in regulatory arrangements which may influence the financial results of Dor Alon".

Non-Food Segment

We have also expanded our presence in “Non-Food” stand alone retail outlets in an effort to establish Alon Blue Square as a major player in the non-food retail market. In October 2010, we increased our holdings in Bee Group Retail Ltd. ("Bee Group"), a company that is a wholesaler and that operates (mostly through franchisees) retail outlets with activities in the houseware and home textile, toys, leisure and baby and young children sectors, to 100%. In 2007 we acquired, through Bee Group approximately 85.79% of the holdings of Vardinon Textile Ltd. ("Vardinon"), a company which imports, designs and distributes home textile products and accompanying accessories. In 2007 we acquired, and in 2009 we increased our holdings in Naaman Group (N.V.) Ltd. ("Naaman"), one of Israel’s major branded houseware retailers and wholesalers, which imports and markets various houseware products, such as kitchen utensils, cutlery and dinner sets. As of March 29, 2013, through Bee Group, we held approximately 77.03% of the outstanding shares of Naaman, which as of such date held 100% of the share capital of Vardinon.

In April 2012, Bee Group reached an agreement with a franchisee (which operated together with others 25 stores in the non-food segment) which had financial difficulties. Bee Group took over 24 of the Sheshet and Kfar Hashashuim stores and the inventory in exchange for the debt and transferred them to self-operation.

In 2012, we decided to sell our "Kfar Hashashuim" and "All for a Dollar" chain activities, which have not been synergetic with our Supermarkets segment, and the potential for growth and profitability of these standalone outlets is limited under the current conditions. As of December 31, 2012, Kfar Hashashuim operated 84 retail outlets, mostly through franchisees.

We are working to capitalize on potential operating synergies between our non-food and food activities. We have also resolved to merge Bee Group into Mega Retail in order to reduce costs and improve efficiency.

Real Estate Segment

Through our subsidiary BSRE, we are engaged in generating yield from commercial centers, logistics centers and offices, land for capital appreciation and deriving long-term yield as well as developing projects, which include tens of thousands of square meters of construction rights in different stages of design and construction, such as the partnership for the mall (50% ownership), residential (49.5% ownership) and parking lot (50% ownership) projects in the wholesale market complex in Tel Aviv, expanding the Hadar Shopping Mall (50% ownership) and property designated for a offices in Ranana (50% ownership), and the purchase of property in Point Wells, Washington while changing the land use designation from a heavy industrial area to a residential area. As of December 31, 2012, BSRE had rights to build a total of 231,000 square meters at different stages of construction (including the projects mentioned above).

We are currently in the process of examining acquisitions of additional commercial real estate and yield-generating assets in Israel and abroad in light of market conditions, while diversifying our real estate property base.

Other activities

Alon Cellular

During 2012, we launched through Alon Cellular (100% ownership) our cellular activity as an MVNO operator in Israel under the brand name YouPhone. As part of our work to capitalize on potential synergies we are marketing and selling our cellular services in our supermarkets and convenience stores and offer those customers who purchase in our supermarkets and filling stations the opportunity to enjoy our cellular services at discount prices or free of charge.

Diners

We hold 49% of Diners Club Israel Ltd., which engages in issuing and clearing Diners credit cards in Israel. Diners Club Israel Ltd. is a franchisee of Diners Club International until 2017. In addition, we are offering our clients credit cards for the You customer loyalty program.

Operating Results

The following table sets forth certain statement of income data as a percentage of sales for the periods indicated:

	Year Ended December 31,
	2010	2011	2012
	%	%	%
Continuing Operations
Sales	100.00	100.00	100.00
Gross profit	27.4	23.5	22.1
Selling, general and administrative expenses	24.5	21.2	20.7
Operating profit before other gains and losses and changes in fair value of investment property, net	2.9	2.4	1.4
Operating profit	3.1	2.6	2.4
Taxes on income	0.5	0.4	0.1
Net income for the year from continuing operation	0.8	0.8	0.5

Discontinued Operations
Net loss from discontinued operation	(0.1)	(0.2)	(0.2)

Year Ended December 31, 2012 compared with year ended December 31, 2011

The statements of income, including comparative figures, have been restated to separate the results of discontinued operations from continuing operations and presented them separately after the income from continued operations. Operating segment reporting presents the segments' results from continued operations before taxes.

Gross revenues. Revenues (including government levies) amounted to NIS 15,805.5 million (U.S. $4,234.0 million) in 2012 as compared to revenues of NIS 15,159.4 million in 2011, an increase of 4.3%. The main reason for the increase in revenues was an increase in the revenues of Dor Alon compared to the corresponding period last year.

Net revenues. Net revenues amounted to NIS 12,850.4 million (U.S. $3,442.4 million) compared to revenues of NIS 12,345.8 million in 2011, an increase of 4.1%.

Revenues of the Fueling and Commercial Sites segment – in 2012 amounted to NIS 5,935.2 million (U.S. $1,589.9 million) as compared to NIS 5,301.9 million in 2011, an increase of 11.9%. The primary reason for the increase was an increase in the prices of petrol, quantity sales and increase in retail revenues (NIS 39 million) in the convenience stores.

Revenues of the Supermarkets segment – a decrease of 2.5% in revenues from NIS 6,723.8 million in 2011 to NIS 6,552.9 million (U.S. $1,755.4 million) in 2012. The primary reason for the decrease was a reduction in the same store sales (SSS) at a rate of 2.6%.

Revenues of the Non-Food segment – an increase in revenues by 11.1% from NIS 289.0 million in 2011 to NIS 321.1 million (U.S. $86.0 million) in 2012. The increase in revenues was primarily due to an increase in revenues at houseware stores and in stores transferred from franchise to self-operation.

Revenues of the Real Estate segment – an increase in rental income of 9.4% from NIS 31.0 million in 2011 to NIS 33.9 million (U.S. $9.1 million) in 2012. The increase was primarily due to an increase in leased space and from the effect of the increase of CPI.

Gross profit. Gross profit amounted to NIS 2,842.3 million (U.S. $761.4 million) (22.1% of revenues) in 2012 as compared to gross profit of NIS 2,903.8 million (23.5% of revenues) in 2011. The main reason for the decrease in gross profit was due to the decrease in sales of the Supermarkets segment.

In the Fueling and Commercial Sites segment, gross profit amounted to NIS 883.5 million (U.S. $236.7 million) (14.9% of revenues), compared to NIS 876.0 million in 2011 (16.5% of revenues). The 0.9% increase in gross profit compared to the corresponding period on 2011 derived from an increase in the activity of convenience stores and an increase in quantitative sales net of the impact changes in the petrol prices on the value of inventory between periods.

In the Supermarkets segment, gross profit amounted to NIS 1,788.6 million (U.S. $479.1 million) (27.3% of revenues), compared to NIS 1,850.8 million in 2011 (27.5% of revenues), a decrease of 3.4% which resulted from the decrease in sales and erosion in gross profit.

In the Non Food segment, gross profit amounted to NIS 148.3 million (U.S. $39.7 million), (46.2% of revenues) compared to NIS 145.9 million in 2011(50.5% of revenues) an increase in gross profit that was due to an increase in revenues.

Selling, general and administrative expenses. Selling, general, and administrative expenses amounted to NIS 2,658.2 million (U.S. $712.1 million) (20.7% of revenues) in 2012, compared to selling, general, and administrative expenses of NIS 2,611.8 million (21.2% of revenues) in 2011, an increase of 1.8%. The majority of the increase was recorded in the Non-Food segment from the transfer to self-operated stores and from costs relating to launching "YouPhone" activity.

In the Fueling and Commercial Sites segment, selling, general and administrative expenses amounted to NIS 718.7 million (U.S. $192.5 million) compared to NIS 702.4 million in 2011, an increase of 2.3%, mainly deriving from the opening new fueling sites, partially offset by efficiency measures beginning from the fourth quarter of 2011.

In the Supermarket segment, selling, general and administrative expenses amounted to NIS 1,659.7 million (U.S. $444.6 million), a decrease of 0.8%, resulting from closing stores and efficiency measures taken at the Company's headquarters.

In the Non Food segment, selling, general and administrative expenses amounted to NIS 160.4 million (U.S. $43.0 million), a decrease of 3.2% compared to NIS 165.8 million in 2011. The decrease derived from a decrease in allowance for doubtful accounts.

In the Real Estate segment, selling, general and administrative expenses amounted to NIS 28.3 million (U.S. $7.6 million) compared to NIS 15.6 million in 2011. The increase in expenses resulted from a provision for management fees in the mall company building the mall in the wholesale market complex, from an increase in marketing expenses and from the branding of Tel Aviv Mall relating to the fashion week that took place in December.

Operating profit (before other gains and losses and changes in fair value of investment property). Operating profit amounted to NIS 184.1 million (U.S. $49.3 million) (1.4% of revenues) in 2012 as compared to NIS 292.0 million (2.4% of revenues) in 2011, a decrease of 36.9%. The decrease in the operating profit was primarily due to the decrease in sales in the Supermarket segment and from expenses in Alon Cellular in connection with the commencement of its activity.

In the Fueling and Commercial Sites segment, operating profit decreased from NIS 173.7 million in 2011 to NIS 164.8 million (U.S. $44.1 million) in 2012 due to the reduction of marketing margins and the impact of petrol prices on the value of inventory, and this was partially offset by efficiency measures.

In the Supermarkets segment, operating profit decreased from NIS 177.3 million in 2011 to NIS 129.0 million (U.S. $34.5 million) due to a decrease in sales, partially offset by efficiency measures as mentioned above and the closing during the fourth quarter of 2012 of seven stores.

In the Non Food segment, operating loss decreased from NIS 19.8 million in 2011 to NIS 12.1 million (U.S. $3.2 million) in 2012 due to an increase in revenues and decrease in allowance for doubtful accounts.

In the Real Estate segment, operating profit decreased from NIS 15.4 million in 2011 to operating profit of NIS 5.6 million (U.S. $1.5 million) in 2012 due to an increase in the selling, general and administrative expenses as mentioned above.

Changes in fair value of investment property. In 2012, the Company recorded a profit in the amount of NIS 106.4 million (U.S. $28.5 million) compared to NIS 41.9 million in 2011. The profit in 2012 includes NIS 87.6 million (U.S. $23.5 million) from the revaluation of the commercial section in the wholesale market complex in Tel Aviv.

Other income (expenses), net. In 2012, other income amounted to NIS 23.4 million (U.S $6.3 million) compared to other expenses of NIS 16.9 million in 2011. Other income in 2012 included a profit in the amount of NIS 19.6 million (U.S $5.3 million) from the decrease in holding rate and loss of control in the residential company in the wholesale market complex in Tel Aviv.

Operating profit. Operating profit amounted to NIS 313.9 million (U.S. $84.1 million) in 2012 as compared to operating profit of NIS 317.0 million in 2011, a decrease of 1.0%.

Net finance costs. Net finance costs amounted to NIS 245.8 million (U.S. $65.8 million) in 2012 as compared to net finance costs of NIS 171.9 million in 2011. The increase derived from a decrease in finance income compared to 2011, which included revenues from the revaluation of the option to purchase shares of Diners in the amount of NIS 101 million.

Taxes on income. Taxes on income totaled NIS 16.6 million (U.S. $4.4 million) (an effective tax rate of 21% as compared to the statutory tax rate of 25%) in 2012 as compared to NIS 48.5 million (an effective tax rate of 32.0% as compared to the statutory rate of 24%) in 2011. The effective tax rate in 2012 was affected by a profit from a decrease in our holdings of a proportionately consolidated company resulting in loss of control in respect of which the Company did not record deferred taxes.

Net income from continuing operations. Net income from continuing operations amounted to NIS 63.6 million (U.S. $17.0 million) in 2012 as compared to net income of NIS 102.3 million in 2011. The net profit from continuing operations in 2012 attributable to equity holders of the Company amounted to NIS 19.3 million (U.S. $5.2 million), or NIS 0.29 per share (U.S. $0.08), and the part attributable to the non-controlling interests amounted to NIS 44.4 million (U.S. $11.9 million).

Net loss from discontinued operations. In 2012, net loss from discontinued operations amounted to NIS 22.5 million (U.S. $6.0 million), or NIS 0.34 per share (U.S. $0.09), compared to a loss of NIS 18.6 million in 2011 attributed in its entirety to the company's shareholders.

Segment Information Analysis

Segment Information Analysis for the year 2012

Fueling and Commercial Sites segment

				Convenience
				translation for
	For the year			the year ended
	ended December 31			December 31
	2012	2011	% Change	2012
	NIS in millions			U.S. $
Segment Revenues	5,935	5,302	12%	1,590
Segment operating profit	164.7	173.6	(5)%	44.1

Segment operating profit (loss) as a percentage of segment revenues	2.8%	3.3%

The operating profit for the Fueling and Commercial Sites segment in the year 2012 amounted to NIS 164.7 million (U.S $44.1 million) (2.8% of segment revenues) compared to the segment operating profit of NIS 173.6 million (3.3% of segment revenues) in the corresponding period in 2011. The decrease in the segment operating profit derived mainly from the reduction of marketing margins and the impact of petrol prices on the value of inventory and was partially offset by efficiency measures.

Supermarkets Segment

	For the year ended December 31			Convenience translation for the year ended December 31
	2012	2011	% Change	2012
	NIS in millions			U.S. $
Segment Revenues	6,553	6,724	(2.5)%	1,755

Segment operating profit	140	170	(17.7)%	37

Segment operating profit as a percentage of segment revenues	2.1%	2.5%

	For the year ended December 31				Convenience translation for the year ended December 31
	2012		2011		2012
	NIS				U.S. $
	(Unaudited)

Decrease in same store sales*	(2.6%	)	(2.7%	)

Number of stores at end of period	212		211
Stores opened during the period	10		6
Stores closed during the period	9		1

Total square meters at end of period	369,000		377,650

Square meters added during the period, net	(7,090)		9,660

Sales per square meter	17,180		18,090		4,602

Sales per employee (in thousands)	965		965		244

* Compared with the same period in the prior fiscal year.

Operating profit for the Supermarkets segment in the year 2012 decreased by 17.7% to NIS 140 million (U.S $37 million) (2.1% of segment revenues) compared to the segment operating profit of NIS 170 million (2.5% of segment revenues) in the corresponding period last year. The decrease in the segment operating profit was due to the effects of an intensification of competition in the segment which impaired the sales.

Non Food Retail and Wholesale Segment

	For the year ended December 31%						Convenience translation for the year ended December 31
	2012		2011		Change		2012
	NIS in millions						U.S. $
Segment Revenues	321		289		11%		86
Segment operating loss	(15)		(29)		(47%	)	(4.1)
Segment loss as a percentage of segment revenues	(4.8%	)	(10%	)

The operating loss for the Non Food Retail and Wholesale segment in the year 2012 amounted to NIS 15 million (U.S. $4.1 million) (4.8% of segment revenues) compared to the segment operating loss of NIS 29 million (10.0% of segment revenues) in the corresponding period in 2011. The decrease in the segment operating loss was mainly due to an increase in the revenues in the houseware stores and in stores transferred from franchise to self-operation and a decrease in expenses derived from a decrease in allowance for doubtful accounts.

Real Estate Segment

	For the year ended December 31			Convenience translation for the year ended December 31
	2012	2011	% Change	2012
	NIS in millions			U.S. $
Segment Revenues	34	31	9%	9
Appreciation of Investment Property	106	42	154%	29
Segment operating profit	126	57	120%	34
Segment operating profit as a percentage of segment revenues	371%	184%

In the year 2012, the Real Estate segment recorded a gain from appreciation of investment property in the amount of NIS 106 million (U.S. $29 million) including NIS 87.6 million (U.S. $23.5 million) from revaluation of the commercial section in the wholesale market in Tel Aviv compared to NIS 41.9 million in 2011, which including NIS 18.4 million in Kiryat Hasharon and NIS 7.5 million from revaluation of "Hadar Mall" in Jerusalem in the corresponding period of the previous year.

Operating profit for the Real Estate segment in the year 2012 increased by 120% to NIS 126 million (U.S. $34 million) compared to the segment operating profit of NIS 57 million in the corresponding period. The increase in the segment operating profit was due to the increase in leased premises net of the gain from appreciation, as described above.

Discontinued Operations

The following are the operating results of discontinued operations for the years ended December 31, 2012 and 2011:

	Year ended
	December 31
	2012	2011
	NIS in millions
Revenues	115.2	136.8
Gross profit	23.3	11.9
Operating loss	(11.5)	(15.1)
Net loss from discontinued operations	(22.5)	(18.6)

Year Ended December 31, 2011 compared with year ended December 31, 2010

Gross revenues. Revenues (including government levies) amounted to NIS 15,159.4 million in 2011 as compared to revenues of NIS 9,068.1 million in 2010, an increase of 67.2%. The principal reason for the increase in revenues was the inclusion of a full year of results of Dor Alon in 2011. Dor Alon's revenues in 2011, including government levies of NIS 2,813.6 million amounted to NIS 8,151.6 million.

Net revenues. Net revenues amounted to NIS 12,345.8 million compared to revenues of NIS 8,344.4 million in 2010, an increase of 47.9%.

Revenues of the Fueling and Commercial Sites segment – in 2011 amounted to NIS 5,301.9 million as compared to NIS 1,145 million in 2010, an increase of 363.0%. This increase was primarily the result of 2011 having a full year of results of Dor Alon as compared to 2010, which included the results of Dor Alon only for the fourth quarter following the Company's acquisition of Dor Alon on October 3, 2010. The 2011 revenues of Dor Alon increased 22.4% over revenues for the full year 2010 (pre and post acquisition) of Dor Alon of NIS 4,329.9 million. The full year 2010 revenues amount is Non-GAAP financial information and has been presented to allow for a better understanding of the trends related to this segment. The main reason for the increase in 2011 as compared to the full year 2010 was the increase in the quantitative sales as a result of opening new filling stations, an increase in sales in the convenience stores and an increase in the price of petrol between the periods.

The following is the comparison of the GAAP and Non-GAAP segment revenues:

	GAAP	Non-GAAP
	In NIS millions
Net revenues for 2010	1,145.0	4,329.9

Revenues of the Supermarkets segment – a decrease of 2.5% in revenues from NIS 6,895.0 million in 2010 to NIS 6,723.8 million in 2011. The principal reason for the decrease was the public protest in Israel that commenced at the end of the second quarter of 2011 which caused a decrease in selling prices to consumers, a decrease in demand and an acceleration of competition in the sector which impaired the sales in the Supermarkets segment. For more information, please see "Segment Information Analysis" below.

Revenues of the non-food segment – an increase in revenues of 3.5% from NIS 279.3 million in 2010 to NIS 289.0 million in 2011. The increase in revenues was primarily due to an increase in sales of home textiles and was partly offset by a decrease in sales to franchisees in the home sector.

Revenues of the real estate segment – an increase in rental income of 23% from NIS 25.2 million in 2010 to NIS 31.0 million in 2011. The increase was primarily due to an increase in leased space and from the effect of the increase of CPI.

Gross profit. Gross profit amounted to NIS 2,903.8 million (23.5% of revenues) in 2011 as compared to gross profit of NIS 2,286.3 million (27.4% of revenues) in 2010. The principal reason for the increase in gross profit was the inclusion of the results of a full year of Dor Alon's results in 2011 while in 2010 Dor Alon's results were included in in the fourth quarter only. The gross profit rate decreased for the same reason; Dor Alon's financial results are characterized by a lower gross profit rate (approximately 16.4%) than the other operating segments. In the Supermarkets segment, gross profit amounted to NIS 1,850.7 million, compared to NIS 1,889.7 million in 2010, a decrease of 2.1% resulting from a decrease in sales. In the Non Food segment, gross profit amounted to NIS 145.9 million, compared to NIS 139.0 million in 2010, an increase of 5.0% that was due to an increase in sales.

Selling general and administrative expenses. Selling, general, and administrative expenses amounted to NIS 2,611.8 million (21.1% of revenues) in 2011, compared to expenses of NIS 2,042.7 million (24.5% of revenues) in 2010. The majority of the increase derived from the inclusion of the results of Dor Alon for a full year in 2011, as described above. In the Supermarket segment, selling, general and administrative expenses amounted to NIS 1,693.4 million, an increase of 2.6%, resulting from the opening of six new stores, an increase in payroll from NIS 673.2 million in 2010 to NIS 689.6 million in 2011, and an increase in CPI linked expenses such as rent and municipality taxes from NIS 445.1 million in 2010 to NIS 472.2 million in 2011. In the Non Food segment, selling general and administrative expenses increased by approximatly NIS 5 million due to an increase in the provisions for doubtful accounts resulting from financial difficulties of a major franchisee

Operating profit (before other gains and losses and changes in fair value of investment property). Operating profit amounted to NIS 292.0 million (2.4% of revenues) in 2011 as compared to NIS 243.6 million (2.9% of revenues) in 2010, an increase of 19.9%.

In the Fueling and Commercial Sites segment, operating profit increased from NIS 35.3 million in 2010 to NIS 173.6 million in 2011 due to the inclusion of the inclusion of the results of Dor Alon for a full year in 2011, as described above.

In the Supermarkets segment, operating profit decreased from NIS 241.9 million in 2010 to NIS 177.3 million (U.S.$46.4 million) due to a decrease in sales and an increase in expenses, as described above.

In the Non Food segment, operating loss increased from NIS 5.0 million in 2010 to NIS 19.8 million in 2011 due to a decrease in sales to franchisees in the home sector as a result of an increase of competition in this segment and an increase in the provisions for doubtful accounts.

In the Real Estate segment, the transition from operating loss of NIS 4.8 million in 2010 to operating profit of NIS 15.4 million in 2011 was due to an increase in leased premises and a decrease in selling administrative and general expenses.

Changes in fair value of investment property. In 2011, the Company recorded profit from the increase in the value of investment property in the amount of NIS 41.9 million in 2011 compared to NIS 32.9 million in 2010. The increase in the value was primarily due to the revaluation of property in Kiryat Hasharon, Netanya in the amount of NIS 18.4 million and from the revaluation of "Hadar mall" in Jerusalem in the amount of NIS 7.5 million.

Other gains and losses, net. The Company recorded other losses, net of NIS 16.9 million in 2011 as compared to other losses, net of NIS 20.7 million in 2010. These expenses in 2011 included costs relating to the relocation of part of the Bee Group companies to the new logistic center in Be'er Tuvia and disposal and impairment of property and equipment in the supermarket segment.

Operating profit before finance costs. Operating profit before finance costs amounted to NIS 317.0 million (2.6% of revenues) in 2011 as compared to operating profit of NIS 255.9 million (3.1% of revenues) in 2010. Without Dor Alon, the operating profit of the other three segments decreased by NIS 53.8 million.

Net finance costs. Net finance costs amounted to NIS 171.9 million in 2011 as compared to net finance costs of NIS 147.3 million in 2010. Without Dor Alon, the finance expenses of the other three segments decreased by NIS 22.2 million. The decrease was mainly a result of finance income from the revaluation of the option to purchase shares of Diners and capitalization of borrowing costs of projects under construction in the real estate segment that were partially offset by an increase in the Company's indebtedness following the purchase of Dor Alon and the increase of the Israeli CPI (the CPI increased in 2011 by 2.55% compared to wn increase of 2.28% in 2010).

Taxes on income. Taxes on income totaled NIS 48.5 million (an effective tax rate of 32% as compared to the statutory tax rate of 24%) in 2011 as compared to NIS 38.6 million (an effective tax rate of 35.7% as compared to the statutory rate of 25%) in 2010. The increase in tax expenses resulted mainly from an increase in the tax rates following the Trachtenburg Committee and from losses at the Company's subsidiaries in respect of which no deferred taxes were recorded and was partly offset by the recordation a liability for deferred taxes in the statements of income.

Net income from continuing operations. Net income from continuing operations amounted to NIS 102.3 million in 2011 as compared to net income of NIS 69.4 million in 2010. The increase in net income in this period compared to the corresponding period the previous year principally derived from the inclusion a full year of Dor Alon's results in 2011, the impact of the option revaluation of Diners and tax benefit on exercising the option. The net income from continuing operations in 2011 attributable to equity holders of the Company amounted to NIS 59.5 million, or NIS 1.18 per share, and the part attributable to the non-controlling interests amounted to NIS 24.2 million.

Net loss from discontinued operations. In 2011, net loss from discontinued operations amounted to NIS 18.6 million or NIS 0.28 per share, compared to a loss of NIS 6.8 million in 2010, or NIS 0.14, per share attributed in its entirety to the company's shareholders.

Segment Information Analysis

Segment Information Analysis for the year 2011

Fueling and Commercial Sites segment

	For the year
	ended December 31
	2011	2010	% Change
	NIS in millions
Segment Revenues	5,302	1,145	363%
Segment operating profit	173.6	39.3	342%
Segment operating profit (loss) as a percentage of segment revenues	3.3%	3.4%

Operating profit for the fueling and commercial sites segment in the year 2011 amounted to NIS 173.6 million (3.3% of segment revenues) compared to the segment operating profit of NIS 39.3 million (3.4% of segment revenues) in the corresponding period in 2010. The increase in the segment operating profit derived mainly from the inclusion of Dor Alon's results for a full year in 2011.

Supermarkets Segment

	For the year ended December 31
	2011	2010	% Change
	NIS in millions
Segment Revenues	6,724	6,895	(2.5%)
Segment operating profit	170	233	(27.2%)

Segment operating profit as a percentage of segment revenues	2.5%	3.4%

	For the year ended December 31
	2011	2010
	NIS
	(Unaudited)
Decrease in same store sales*	(2.7%)	(0.8%)

Number of stores at end of period	211	206
Stores opened during the period	6	7
Stores closed during the period	1	4

Total square meters at end of period	377,650	366,000

Square meters added during the period, net	9,660	1,200

Sales per square meter	18,090	18,692

Sales per employee (in thousands)	965	1,000

* Compared with the same period in the prior fiscal year.

Operating profit for the Supermarkets segment in the year 2011 decreased by 27.2% to NIS 170 million (2.5% of segment revenues) compared to segment operating profit of NIS 233 million (3.4% of segment revenues) in the corresponding period last year. The decrease in the segment operating profit was due to the effects of the public protest in Israel that commenced at the end of the second quarter of 2011 which caused a decrease in selling prices to consumers, a decrease in demand and an acceleration of competition in the sector which impaired the sales

Non Food Retail and Wholesale Segment

	For the year ended December 31%
	2011	2010	Change
	NIS in millions
Segment Revenues	289	279	3.5%
Segment operating loss	(29)	(13)	122%
Segment loss as a percentage of segment revenues	(10.0%)	(4.7%)

The operating loss for the Non Food Retail and Wholesale segment in the year 2011 amounted to NIS 29 million (10.0% of segment revenues) compared to the segment operating loss of NIS 13 million (4.7% of segment revenues) in the corresponding period in 2010. The increase in the segment operating loss was due to a decrease in sales to franchisees in the home sector resulting from increased competition and from the increase in the impairment of trade receivables.

Real Estate Segment

	For the year ended December 31
	2011	2010	% Change
	NIS in millions
Segment Revenues	31	25	24%
Appreciation of Investment Property	42	33	27%
Segment operating profit	57	28	104%
Segment operating profit as a percentage of segment revenues	184%	112%

In the year 2011, the Real Estate segment recorded a gain from appreciation of investment property in the amount of NIS 41.9 million, including NIS 18.4 million from the revaluation of property in Kiryat Hasharon, Netanya, half of which was sold, and NIS 7.5 million from the revaluation of "Hadar Mall" in Jerusalem, compared to NIS 33 million in the corresponding period of the previous year.

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

Discontinued Operations

The following are the operating results of discontinued operations for the years ended December 31, 2011 and 2010.

	Year ended
	December 31
	2011	2010
	NIS in million
Revenues	136.8	159.3
Gross profit	11.9	25.1
Operating loss	(15.1)	(2.2)
Net loss from discontinued operations	(18.6)	(6.8)

Quarterly Fluctuations

Our business is subject to fluctuations in quarterly sales and profits. These fluctuations are primarily attributable to increased sales and higher operating income in the holiday seasons occurring in different quarters from year to year. Thus, for example, in our supermarkets and in our "Naaman", "Vardinon" and "Sheshet" chains increased sales attributable to Passover, which occurs in either March or April, may be realized in either the first or the second quarter, and sales attributable to the Jewish New Year, which occurs in either September or October, may be realized in either the third or the fourth quarter. In our filling stations, there is an increase in activity during vacations and holidays.

Many of our expenses are unrelated to the level of sales, and therefore a relatively modest increase or decrease in sales, whether or not related to the timing of holidays, tends to have a disproportionately large impact on our profitability.

The following table sets forth certain quarterly information.

	Net revenues		Operating profit before other gains and losses and changes in fair value of investment property
	NIS	Percentage of Full Year	NIS	Percentage of Full Year
	(In thousands)		(In thousands)
2012	12,850,385	100.0%	184,131	100.0%
First quarter	3,152,014	24.5%	37,947	20.6%
Second quarter	3,309,770	25.8%	58,539	31.8%
Third quarter	3,273,845	25.5%	67,778	36.8%
Fourth quarter	3,114,756	24.2%	19,867	10.8%

2011	12,345,776	100.0%	291,966	100.0%
First quarter	2,966,721	24.0%	89,852	30.8%
Second quarter	3,172,745	25.7%	106,866	36.6%
Third quarter	3,185,493	25.8%	78,196	26.8%
Fourth quarter	3,020,817	24.5%	17,052	5.8%

Exchange Rates

At December 31, 2012, the representative rate of exchange of the NIS to the dollar, as published by The Bank of Israel, was NIS 3.733= $1.00. On April 19, 2013, the representative rate of exchange of the NIS to the dollar, as published by The Bank of Israel, was NIS 3.629 = $1.00. The table below sets forth, for the periods and dates indicated, certain information concerning the representative exchange rate of the NIS to the dollar, as published by The Bank of Israel for the years ended December 31, 2008 through 2012:

Year Ended December 31,	Period End	Average Rate(1)	High	Low
		(NIS per $1.00)

2008	3.80(2)	3.59	4.02	3.23
2009	3.77(2)	3.92	4.26	3.69
2010	3.55(2)	3.73	3.89	3.55
2011	3.82(2)	3.58	3.82	3.36
2012	3.73(2)	3.86	4.08	3.70

(1) The average of the daily exchange rates in each year.

(2) During 2008, 2009, 2010, 2011 and 2012, the US dollar depreciated in value vis-à-vis the NIS by 1.2%, 0.7%, 6%, (7.6)% and 2.3%, respectively.

The following table sets forth certain information concerning the representative exchange rate of the NIS to the dollar, as published for the months October 2012 through March 2013:

Month	Period End	Average Rate(1)	High	Low
		(NIS per $1.00)
October	3.88	3.85	3.90	3.79
November	3.81	3.89	3.95	3.81
December	3.73	3.78	3.84	3.73
January	3.73	3.74	3.79	3.71
February	3.71	3.69	3.73	3.66
March	3.65	3.69	3.73	3.64

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

Dor Alon is exposed to fluctuations in the US dollar - NIS exchange rate due to credit that Dor Alon obtains from its suppliers (mostly from Oil Refineries Ltd., which is linked to the US dollar). In addition, any devaluation of the NIS against various non-Israeli currencies in which we or our suppliers pay for imported goods has the effect of increasing the selling price of those products which we sell in Israel in NIS and affects our operating results. In particular, a devaluation of the NIS against the Chinese currency could significantly increase the cost of production of our non-food products at our Bee Group stores and the selling price of those products to our customers. An increase in price of imported goods by our suppliers can usually be offset by an increase in the consumer price of such goods. This devaluation would have a greater effect on our non-food retail business because a higher proportion of the goods that we sell in our Bee Group stores is acquired from suppliers overseas. This devaluation would also cause an increase in our expenses as recorded in our NIS denominated financial results even though the expenses denominated in non-Israeli currencies will remain unchanged. Changes in interest rates, in the Israeli consumer price index and in the US dollar - NIS exchange rate could materially adversely affect our financial results. In addition, we have loans in NIS, some of which are subject to floating interest rates and some are linked to the Israeli consumer price index. Due to these loans and to the consumer price index linked debentures issued by us, we are exposed to changes in bank interest rates and in the Israeli consumer price index.

In addition, because our financial results are denominated in NIS and are translated into US dollars for the convenience of US investors, currency fluctuations of the NIS against the US dollar may impact our US dollar translated financial results.

Political Conditions

We and all of our subsidiaries are incorporated under Israeli law and our principal offices and operations are located in the State of Israel. Political, economic, security and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying from time to time, in intensity and degree, has led to security and economic problems for Israel. Israel signed a peace treaty with Egypt in 1979 and a peace treaty with Jordan in 1994. Israel has not entered into any peace agreements with Syria and Lebanon. In the last few years, the establishment of a Hamas government in Gaza has created additional unrest and uncertainty in the region and has increased hostilities between Israel and the Palestinians. These hostilities have included terrorist acts in Israel and military operations in the West Bank and Gaza. During the last decade, there has been a high level of violence between Israel and the Palestinians, including missile strikes by Hamas against Israel. During the winter of 2012, Israel was engaged in an armed conflict with Hamas, a militia group and political party operating in the Gaza Strip. This conflict involved missile strikes against civilian targets in various parts of Israel and negatively affected business conditions in Israel. In addition, deterioration in the security situation causes a decrease in the consumption of petroleum products in Israel and airlines’ volume of activity, which could adversely affect Dor Alon’s results of operations. We cannot predict the effect on our business if hostilities are renewed or the security situation deteriorates in any part of the country.

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

Most of Bee Group's imports during 2011 and 2012 were from suppliers located in China. Because most of the products sold by the Bee Group are manufactured overseas and imported from China, its activity may be affected by changes in the political and economic conditions in China. In addition, because the Bee Group acquires most of its products from suppliers outside of Israel, and most of its products are imported via the sea, a prolonged general strike, shutdown or a disruption of any of the Israeli ports for an extended period of time, including as a result of a military conflict, would affect our ability to import such products or increase their prices. In addition, since the peak selling season of some of our Bee Group stores is during the holidays, disruptions in the ports during or adjacent to such holiday seasons may adversely affect our sales and financial results.

Economic Conditions

All of our supermarket sales are made in Israel and we acquire a substantial majority of the goods that we sell from Israeli suppliers. Consequently, our financial performance is dependent to a significant extent on the economy of Israel. During 2010 and 2011, Israel's Gross Domestic Product rose by 4.8% and 4.6%, respectively. Reports of the Israeli Central Bureau of Statistics indicate that during 2012 Israel's Gross Domestic Product rose by 3.1% as a result of an increase in exports. We believe that, despite the economic growth in 2011 and in 2012, our customers continue to be cautious in their buying patterns and continue to choose to make their purchases at low-price and hard discount stores, which have a lower profit margin. As a result, we have continued to expand our low-price and hard discount store formats.

The global economic instability and uncertainty have also affected our non-food retail business by causing a slowdown in the growth of private consumption, which could affect the growth of our houseware, home textile and baby and young children accessories businesses. Beginning in the second quarter of 2009, the Israeli economy began to recover, and in 2010 and 2011 continued to recover; however, in 2012 there was a slowdown in the improvement in the growth of private consumption. We cannot predict whether the global economic instability, especially in Europe, and the uncertainty in the global economy in general and in Israel in particular, may have a negative impact on us.

In addition, the global economic instability has also reduced the availability of credit, increased the costs of financing and the terms under which banks, in Israel and abroad, agree to provide financing. Such conditions are worsening during the beginning of 2012 in light of the Banks' Inspector Instructions which limit the availability of credit, specially in the real estate sector. These developments may reduce the sales of our businesses, increase our costs of borrowing and reduce our profitability.

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

Corporate Tax Rate

We and our subsidiaries are subject to corporate tax in Israel at a flat rate of 25% in 2012 (25% in 2010 and 24% in 2011). Prior to the enactment of the Law for Changing the Tax Burden in Israel (the "Tax Change Law"), the corporate tax rates were scheduled to be reduced to 23% in 2012 and ultimately to 18% by 2016. This scheduled gradual reduction in corporate tax rates was repealed. Instead, on December 5, 2011, the Knesset approved an amendment to the Law for Changing the Tax Burden in Israel (Legislation Amendments) (the "New Tax Change Law") as a result of the recommendations of the Trachtenburg Committee. Pursuant to the New Tax Change Law, the tax reduction determined in the Law for Economic Efficiency is cancelled, and the corporate tax rate will be increased to 25% as of 2012. Due to the New Tax Change Law, we recognized one-time income tax expenses for 2011 in the amount of NIS 34.4 million based on updating deferred taxes as of the date of the approval the New Tax Change Law.

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

The recoverable amount of an asset is the higher of the net selling price of the asset's fair value less cost to sell and its value in use. These calculations require the use of estimates. In calculating the impairment for the reported years, based on discounted expected future cash flows, we used a discount rate before tax for each cash-generating unit (CGU). For discount rates used by the Company, see note 9b to the Consolidated Financial Statements.

In 2012, there were no impairment provisions. In 2011, we recorded impairment provisions resulting in the net amount of NIS 6.1 million. In 2010, we recorded impairment provisions resulting in the net amount of NIS 0.5 million. Impairment provisions or the reversal of such provisions are included in the income statement within Other gain or losses.

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

Goodwill is allocated to six identified groups of cash-generating units ("CGUs"). Those groups of CGUs are embedded within three reportable segments – Supermarkets (1 group of CGUs), Non-Food Retail and Wholesale (two groups of CGUs), and Fueling and Commercial Sites (three CGUs).

The amounts of goodwill allocated to the CGU are as follows:

	December 31
	2011	2012
	NIS in thousands
Supermarkets	160,993	159,113
Non - Food retail and wholesale:
Houseware	111,179	111,179
Leisure(1)	23,506	-
Fueling and Commercial Sites:
Filling Stations and Convenience Stores	621,945	621,945
Direct Marketing	18,000	18,000
Jet Fuel	14,000	14,000
	949,623	924,237

(1)	As of December 31, 2012, the goodwill is included in group of assets held for sale, and the recoverable amounts are an examined for all the group assets.

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

The key assumptions used for value in-use calculations are as follows:

Segment	Supermarkets	Non - Food retail and wholesale
CGU	Supermarkets	Houseware
	%
December 31, 2012:
Expected gross margin	27.0	55.0
Growth rate (1)	0.25	1.5
Discount rate (2)	9.7	15.8

December 31, 2011:
Expected gross margin	27.7	54
Growth rate (1)	1.0	1.5
Discount rate (2)	11.7	15.9

Segment	Fueling and commercial sites
CGU	Filling and convenience sites	Direct marketing	Jet fuel
	%
December 31, 2012:
Expected operating profit	3.6	3.0	1.0
Growth rate (1)	2.0	3.0	2.0
Discount rate (2)	9.4	9.7	16.9

December 31, 2011:
Expected operating profit	4.0	4.0	1.0
Growth rate (1)	2.2	3.0	2.0
Discount rate (2)	10.4	10.7	18.9

(1)	Weighted average growth rate used to extrapolate cash flows beyond the budget management estimates covering a five-year period.
(2)	Pre-tax discount rate applied to cash flow projections.

These assumptions have been used for the analysis of each CGU.

The key assumptions used for the sensitivity analysis regarding the impairment testing were the discount rate, utilizing the weighted average cost of capital (WACC) and the growth rate of the CGU. The WACC for each CGU was determined based on the data derived from a number of public Israeli companies that are active in those fields (fuel selling, supermarkets and non food) including the cost of capital and debt-raising relevant for each kind of activity. The growth rate was determined based on historical growth rate within the industries and based on the Company's own history, taking into account the growth of the Israeli population.

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

We performed a sensitivity analysis for the key assumption used in our annual goodwill impairment test and determined that an increase in the pre-tax discount rate of 1.0% would result in the estimated recoverable amount of Houseware CGU falling below its carrying amount by NIS 6 million. The recoverable amount of our other CGUs are substantially higher than the carrying value.

Investment Property and Investment Property Under Development

Under IAS 40 “Investment Property,” investment property is initially valued at cost, including costs directly attributable to the acquisition. Thereafter, IAS 40 allows us to measure the value of our investment property (i) at cost less depreciation and impairment or (ii) at fair value. We measure the value of investment property at fair value. Gains or losses arising from changes in fair value of our investment property are recognized in profit or loss when they arise. Accordingly, such changes can have a significant impact on our profit or loss. Investment properties are not systematically depreciated.

Investment property under development, designated for future use as investment property, is also measured at fair value, provided that fair value can be reliably measured. However, when fair value is not reliably determinable, such property is measured at cost, less any impairment losses, if any, until either development is completed, or its fair value becomes reliably determinable, whichever is earlier. The cost of investment property under development includes the cost of land, as well as borrowing costs used to finance construction, direct incremental planning and construction costs, as well as brokerage fees relating to agreements to lease the property and other lease-up costs. As of December 31, 2012, substantially all of our investment property under development was measured at fair value.

Fair value of investment property was determined by independent appraisers for the year ended December 31, 2012. Fair value of investment property and investment property under development, is determined by the appraisers and based on market conditions using either

(1)	The Comparative Method (i.e. based on comparison data for similar properties in the vicinity with similar uses, including required adjustments for location, size or quality),
(2)	The Discounted Cash Flow Method (less cost to complete and developer profit in the case of investment property under development, also referred to as Residual Method) or
(3)	The Income Capitalization Method.

When using the Comparative Method we and the external valuation experts rely on market prices, applying necessary adjustments, to the extent that such information is available. However, when such information is not available, we use valuation techniques (DCF including Residual Method, or Income Capitalization) based on current market yields to which necessary adjustments are applied. In order to estimate future cash flows and the appropriate discount rate, the Discounted Cash Flow Method requires assumptions regarding the required yield rates on our properties, future rental prices, occupancy levels, renewal of leases, probability of lease of vacant space, property operating expenses, the financial strength of tenants and any cash outflow that would be expected in respect of future maintenance. Changes in the assumptions that are used to measure the investment property may lead to a change in the fair value. See Note 4(2) to our audited consolidated financial statements included elsewhere in this annual report for a Sensitivity analysis regarding changes in the discount rates used in our fair value estimates.

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

Property, plant and equipment

Property, plant and equipment also represent a significant proportion of the Company’s total assets. Therefore the estimates and assumptions made to determine their carrying value and related depreciation are critical to the Company’s financial position and performance.

The charge in respect of periodic depreciation is derived after determining an estimate of an asset's expected useful life and the expected residual value at the end of its life. Increasing an asset's expected life or its residual value would result in a reduced depreciation charge in the income statement.

The useful lives of the Company's assets are determined by management at the time the asset is acquired and reviewed at least annually for appropriateness. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology.

Recently issued accounting pronouncements

For information on recently issued accounting pronouncements, see note 2ad to our consolidated financial statements.

Liquidity and Capital Resources

Sources and Uses of Cash

Sources.

Our principal source of liquidity is the cash generated by our operations. Both Alon Blue Square and its significant subsidiaries have generally generated sufficient cash from their operations to satisfy their respective operating requirements. The available cash resources of Mega Retail, Dor Alon, BSRE, Bee Group and their subsidiaries have historically been used, and are expected to continue to be used, to finance the expansion of these companies. We believe our working capital is sufficient for our present requirements.

Cash generated by operations was approximately NIS 286.1 million, or $76.7 million, in 2012, a decrease of 54.4% compared with approximately NIS 627.6 million in 2011. The decrease in cash flows from operating activities was mainly due to the purchase of real estate inventory by BSRE of NIS 249.1 million (U.S $66.7 million), the decrease in operating profit of approximately NIS 107.8 million (U.S $28.9 million) and an increase in working capital needs that was partly offset by tax returns received, net amounting to NIS 16.6 million (U.S $4.5 million) in 2012 compared to tax paid, net amounting to NIS 79.4 million last year.

In 2012, approximately 36% of our sales were paid for with cash, checks and gift certificates issued by the Company at the point-of-sale, and approximately 64% of our sales were paid for with credit cards.

During 2012, the average time period that we held inventory was 26 days and the average time period within which our accounts receivable were paid was 38 days. By contrast, as of such date the average time period for payment of our accounts payable was 41 days. Accordingly, increased capital resources are not required to support an increase in our receivables or inventories because we generally sell our products before we pay our suppliers.

Other sources of liquidity are long-term and short-term borrowing from banks, issuance of debentures and others. During 2012, we received long-term loans from banks in the amount of NIS 594.3 million, or $159.2 million, short-term borrowings, net, of NIS 205.4 million, or $55.0 million, and issuance of debentures of NIS 504.1 million or $135.0 million. For information regarding outstanding balances and repayment information see " – Long-Term Loans from Banks and other Financial Institutions" and " – Debentures."

The principle sources of liquidity of Alon Blue Square are dividends from subsidiaries and inter company balances with subsidiaries, management fees received from subsidiaries in consideration for management services performed by Alon Blue Square, long-term and short-term borrowing from banks, issuance of debentures and others. During 2012, Alon Blue Square received short-term borrowing, net, of NIS 237.8 million, or $63.7 million, and issuance of debentures of NIS 35 million or $9.4 million.

Uses.

During 2012, we repaid long-term loans in the amount of NIS 350.4 million, or $93.9 million, debentures in the amount of NIS 209.3 million, or $56.1 million, and interest in the amount of NIS 258.8 million, or $69.3 million.

In recent years, we funded our renovation, remodeling and expansion programs primarily mainly from cash generated by our operations and from long and short-term loans from banks, issuance of debentures and others. During 2012, we invested approximately NIS 460.4 million, or $123.3 million, in property and equipment, intangible assets, investment property and payments on account of real estate, a 26.0% increase from our 2011 investment of NIS 356.5 million. Of our investment in property and equipment, intangible assets and investment property in 2012, we invested NIS 243.7 million, or $65.3 million, in land and buildings, including land that we leased and investment property, as compared with NIS 193.4 million in 2011. During 2013 and 2014, we intend to open approximately nine to 13 filling stations at a cost of approximately NIS 4 million to NIS 5 million per filling station. We intend to finance our store development, renovation, modeling, expansion and acquisitions mainly from cash generated by our operations and from borrowings from banks and others.

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

In November 2011, Bee Group issued a full tender offer to purchase 4.8 million shares of Naaman that were not held by the group for NIS 6.53 ($1.8) per share. Bee Group received acceptance notices for 1.48 million shares (10.2%) in return for NIS 9.7 million ($2.6 million).

As of March 29, 2013, Bee Group held approximately 77.03% of the outstanding shares of Naaman, and Naaman held 100% of the outstanding shares of Vardinon.

Dividends

The following table sets forth dividends paid by the Company from January 1, 2008 until the date of this Annual Report:

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

The financial covenants in our subsidiaries' loan agreements do not restrict our subsidiaries from transferring funds to Alon Blue Square in the form of cash dividends, loans or advances, subject to any legal limitations, except for Bee Group, which is restricted from transferring funds to the Company in the form of dividends. Bee Group is not a significant entity and as of December 31, 2012 did not have any earnings to distribute as a dividend.

In connection with our issuance of NIS 400 million in aggregate principal amount of unsecured 5.9% convertible and nonconvertible debentures in August 2003, Alon Blue Square's board of directors resolved that Alon Blue Square would not distribute dividends in any quarter if the ratio of our net financial obligations (as defined then by S&P-Maalot, an Israeli rating agency owned by S&P) to EBITDA for any quarter exceeds 3.5 until June 30, 2006 or exceeds 3.0 thereafter. Alon Blue Square's board of directors also resolved that Alon Blue Square would not distribute dividends in any quarter if the ratio of the unencumbered fixed assets (net of depreciation) and investment property as set forth in our financial statements to financial obligations (as defined then by S&P-Maalot) for any quarter is below 120%.

On January 14, 2010, Alon Blue Square's board of directors decided that in view of the changes and development of Alon Blue Square since 2003, including the transfer of Alon Blue Square's and Mega Retail's real estate properties to BSRE (which operates under financial obligations to EBITDA ratios appropriate for real estate companies and currently holds a major part of the consolidated debt), the purchase of Bee Group (a Non Food retailer), and the reorganization of Alon Blue Square's food retail activities in its subsidiary, Mega Retail Ltd., that the ratio of net financial obligations to EBITDA is to be calculated by deducting from the net financial obligations Alon Blue Square's debt which is related by the company to real estate that is not in use by Alon Blue Square (which is equal to 75% of the investment property as recorded on the balance sheet). Due to the acquisition of Dor Alon, in October 2010, increase in the fuel prices which increase our capital needs, the Company's then investment plan to open additional Mega Retail stores, the entrance of BSRE to additional new projects and the launching of Alon Cellular, our board of directors further resolved that Alon Blue Square would not distribute dividends in any quarter if the ratio of the net financial obligations (calculated in accordance with the deduction described above) to EBITDA for any quarter exceeds 6. On December 31, 2012, the net financial obligations to EBITDA (calculated in accordance with the deduction described above) is less than 6.

Dividends paid by BSRE until the date of this Annual Report:

In November 2008, BSRE's board of directors approved a decision to extend the BSRE's policy that existed for the years 2006-2008, according to which BSRE will distribute dividends in the amount of no less than 25% of the net profits of BSRE in each year, to 2008-2010. In March 2011, the Board of Directors approved a decision to adopt a policy for the years 2011 and 2012. In March 2013, the Board of Directors approved a decision to adopt a policy for the years 2013 and 2014, according to which BSRE will distribute dividends in the amount of no less than 25% and not higher than 75% of the net profits of BSRE in each year, without taking into account revisions in the net fair value of real estate for investment. Such distributions are subject to the “profit test” under the Israeli Companies Law at the relevant dates and to other decisions of BSRE’s board of directors, including decisions designating a different use of BSRE's profits and/or a change in the BSRE dividend policy.

The following table sets forth dividends paid by BSRE from January 1, 2008 until the date of this Annual Report:

Date of payment	Amount per share	Total amount(1) (2)
April 4, 2013	NIS 3.98 ($1.1)	NIS 50 million (approximately $13.8 million)
December 25, 2011	NIS 2.71 ($0.71)	NIS 34 million (approximately $9.0 million)
April 13, 2011	NIS 3.82 ($1.1)	NIS 47.8 million (approximately $14.0 million)
March 31, 2010	NIS 4.6 ($1.3)	NIS 57.6 million (approximately $15.5 million)
April 20, 2009	NIS 1.35 ($0.32)	NIS 16.8 million (approximately $4.0 million)
April 28, 2008	NIS 1.58 ($0.46)	NIS 19.7 million (approximately $5.7 million)

(1)	In accordance with the representative rate of exchange of the NIS to the dollar as of the date of the payment of the dividend.
(2)	Alon Blue Square's share in the distribution of the dividends was approximately 80%.

Dividends paid by Dor Alon since the time Alon Blue Square acquired Dor Alon and until the date of this Annual Report:

Date of payment	Amount per share	Total amount(1) (2)
April 9, 2013	NIS 1.39 ($0.38)	NIS 20 million (approximately $5.5 million)
December 19, 2011	NIS 2.08 ($0.55)	NIS 30 million (approximately $7.9 million
April 14, 2011	NIS 1.73 ($0.5)	NIS 25.0 million (approximately $7.2 million

(1)	In accordance with the representative rate of exchange of the NIS to the dollar as of the date of the payment of the dividend.
(2)	Alon Blue Square's share in the distribution of the dividends was approximately 80%.

Short-Term Credit from Banks and Others

The following table sets forth the principal terms of our short-term credit from banks and others:

	December 31
	2011	2012
	NIS in thousands

Bank overdrafts	2,701	4,934
Bank loans	994,727	1,076,458
Commercial paper	39,500	87,837
Current maturities of long-term loans	311,642	251,463
	1,348,570	1,420,692

The short term credit described in the table above includes NIS 237.9 million of short term credit undertaken by the Alon Blue Square in the aggregate amount of NIS 255.3 million as of December 31, 2012 and NIS 107.6 million as of December 31, 2011.

Long-Term Loans from Banks and other Financial Institutions

The following table sets forth the principal terms of our long-term loans from banks and other financial institutions:

	December 31		Annual
	2011	2012	Interest Rate (1)
	NIS in thousands		%
In Israeli currency:
Linked to the Israeli CPI bearing a fixed interest rate	665,149	675,613	3.55
Linked to the Israeli CPI bearing a variable interest rate	225,385	211,218	4.80
Unlinked and bearing a fixed interest rate	120,806	86,804	6.78
Unlinked and bearing a variable interest rate	540,789	542,224	4.18

Total	1,552,129	1,515,859

Less - current maturities	311,642	251,463
	1,240,487	1,264,396

(1) Weighted average rate as of December 31, 2012.

The loans described in the table above include loans undertaken by Alon Blue Square in the aggregate amount of approximately NIS 174.0 million, loans undertaken by Mega Retail and its subsidiaries in the aggregate amount of approximately NIS 268.7 million, loans undertaken by BSRE in an aggregate amount of NIS 527.8 million, loans undertaken by Bee Group and its subsidiaries in an aggregate amount of approximately NIS 93 million, and loans undertaken by Dor Alon in an aggregate amount of NIS 456.5 million. These loan agreements contain undertakings by Bee Group and its subsidiaries, Dor Alon and its subsidiaries and BSRE to meet certain financial covenants. The financial covenants in Bee Group's loan agreements include a limitation on Bee Group and its subsidiaries' ability to distribute dividends to Alon Blue Square. As of December 31, 2012, except for a loan balance of NIS 58 million, for which a waiver from a bank lender had been received, Bee Group and the rest of its subsidiaries met the financial covenants in their loan agreements. The financial covenants in Dor Alon's loan agreements in the amount of NIS 103.6 million include a requirement that the equity of Dor Alon's subsidiary will not be less than NIS 46 million, that the annual EBITDA of its subsidiary will not be less than NIS 19 million and that the ratio between the financial debt and the EBITDA will be less than NIS 5 million. BSRE's loan agreements in the amount of NIS 210.8 million include a financial covenant that the maximum ratio between the outstanding debt and the rent income from BSRE's charged properties does not exceed 7.7. As of December 31, 2012, Dor Alon and BSRE had met these financial covenants contained in their loan agreements.

Debentures

The following table summarizes debentures outstanding as of December 31, 2011 and 2012 issued by (i) the Company, (ii) BSRE, of which we owned 78.22% of the shares as of March 29, 2013, and (iii) Dor Alon, of which we owned 78.43% of the shares as of March 29, 2013:

	December 31
	2011	2012
	NIS in thousands
Convertible debentures:
Issued by BSRE	118,826	119,560
Less - current maturities	-	29,158
	118,826	90,402

Non-convertible debentures:
Issued by the Company	320,534	259,820
Issued by BSRE	1,274,216	1,575,182
Issued by Dor Alon	651,940	740,857
	2,246,690	2,575,859

Less - current maturities	212,643	527,030
	2,034,047	2,048,829

In addition, as of December 31, 2011, Naaman, our subsidiary through Bee Group, had outstanding convertible debentures with principal balances of NIS 83,000, of which NIS 83,000 were current maturities. As of December 31, 2012, the debentures were fully repaid.

Alon Blue Square Debentures

In August 2003, we issued to institutional investors NIS 400 million in aggregate principal amount of unsecured 5.9% debentures, half of which (Series B) were convertible into our ordinary shares and were fully converted or repaid until August 2011. All the debentures are linked (principal and interest) to the Israeli CPI, but in the event the Israeli CPI is less than the base index (index known at date of issuance), the amount of the debentures will not be adjusted below the base index.

Alon Blue Square Series A Debentures

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

Other terms of the Alon Blue Square Series A Debentures

The terms of the Series A debentures provide that in the event that our ordinary shares are delisted from trading on the Tel Aviv Stock Exchange, or TASE, and/or in the event that our ordinary shares are no longer held by the public and/or in the event that S&P-Maalot reduces our rating to BBB or lower, then within three months from one of the abovementioned events we, subject to the then prevailing law, will offer to acquire the debentures at a price equivalent to the price of debentures of the same type reflecting a return of 2.5% in excess of the return on Israeli Government debentures with an average life similar to the remaining average life of the debentures of that series as of the date of the offer, but in no event will the price exceed the adjusted carrying value of the debentures of that series.

Alon Blue Square Series C Debentures

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

Ratings of Alon Blue Square Debentures

On January 25, 2012, Midroog, an Israeli rating agency and 51% subsidiary of Moody's Investors Services Inc., decreased the rating of Series A and C Debentures from "A1" rating to "A2/Stable". In addition, Midroog applied the rating of "A2/Stable" for potential future issuances of up to NIS 200 million Series C Debentures by way of expansion of the current Series C Debentures.

BSRE Debentures

In August 2006, BRSE issued 2.5 million BRSE ordinary shares of NIS 1 par value each, together with NIS 100 million par value of registered BRSE Series A debentures, which are convertible into BRSE ordinary shares, and NIS 650 million par value of registered BRSE Series B debentures. In September 2008, BSRE completed the issuance of an additional NIS 125 million in principal amount of unsecured non-convertible (Series B) debentures to institutional investors. The terms of these debentures are identical to the terms of the non-convertible (Series B) debentures issued by BSRE in August 2006. In October 2009, BSRE issued NIS 300 million par value of registered Series C debentures. In July 2010, BSRE issued NIS 110 million par value of registered BSRE Series D debentures. On January 4, 2012, BSRE completed the issuance of an additional NIS 150 million in principal amount of Series D debentures to institutional investors in Israel, in consideration for 98.5% of its par value, reflecting proceeds of 5.8%. The terms of these debentures are identical to the terms of the Series D debentures issued by BSRE on May 20, 2009. On August 28, 2012, BSRE completed the issuance of an additional NIS 49 million in principal amount of Series D debentures to institutional investors in Israel in consideration for 98.0% of its par value, reflecting proceeds of 6.0%. The terms of these debentures are identical to the terms of the Series D debentures issued by BSRE on May 20, 2009. On November 19, 2012, BSRE completed the issuance of an additional NIS 110 million in principal amount of Series D debentures to institutional investors in Israel in consideration for 107% of its par value, reflecting proceeds of 4.8%. The terms of these debentures are identical to the terms of the Series D debentures issued by BSRE on May 20, 2009.

BSRE Series A Debentures

The BSRE Series A debentures are to be redeemed in four equal annual installments on August 31 of each of the years 2013 to 2016. The Series A debentures are linked (principal and interest) to the known Israeli CPI and bear interest at an annual rate of 6.25%, which is payable semi-annually. The Series A debentures are convertible into BSRE ordinary shares from the date that they are first listed for trade on the stock exchange through August 16, 2016, except during the periods from August 17 through August 31 in each of the years 2013 to 2015. The conversion rate is subject to adjustments in the event of distribution of cash dividends. Until August 31, 2008, the conversion was effected at the rate of NIS 96.83 par value of registered Series A debentures (following adjustments due to distributions of cash dividends) for each ordinary share of NIS 1 par value; since that date and through August 16, 2016, the conversion rate is NIS 239.18 par value of registered Series A debentures (following adjustments due to distributions of cash dividends) for each ordinary share of NIS 1 par value.

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

Rating of BSRE Debentures

On August 10, 2011, Midroog reapproved the rating of BSRE's debentures (Series A, Series B and Series C) to "A1/Negative".

On January 5, 2012, Midroog approved an "A1/Negative" rating to the additional Series D debentures.

As at December 31, 2012 BSRE's (Series A, B, C and D) debentures were rated by Midroog at A1 with a negative outlook.

Dor Alon Debentures

In October 2004 a subsidiary of Dor Alon, Dor Energy Debenture Issue 1 Ltd. ("Dor Debenture"), issued debentures with a principal amount of NIS 74 million to institutional investors at their par value. In May 2005, a subsidiary of Dor Alon, Dorgas Batuchot Ltd. issued debentures with a par value of NIS 98 million. During 2005, Dor Alon issued approximately NIS 325 million principal amount of Series A convertible debentures and NIS 200 million principal amount of Series B debentures. During 2006, Dor Alon issued an additional issuance of NIS 385 million principal amount of Series B debentures, which represented an increase of the Series B issue, and its terms are identical to the terms of the original Series B issue listed on the Tel Aviv stock exchange. In September 2009, Dor Alon completed a public issuance of a principal amount of NIS 81 million (before issuance costs) of Series C debentures and of a principal amount of NIS 139 million (before issuance costs) of Series D debentures.

On February 15, 2012, Dor Alon completed the issuance of an additional NIS 119.9 million in principal amount of Series D debentures to institutional investors in Israel in consideration for 100.95% of its par value, reflecting proceeds of 6.9%. On August 20, 2012, Dor Alon completed the issuance of an additional NIS 46 million in principal amount of Series D debentures to institutional investors in Israel in consideration for 101.08% of its par value, reflecting proceeds of 6.9%. On January 31, 2013, Dor Alon completed the issuance of an additional NIS 129 million in principal amount of Series D debentures to institutional investors in Israel, in consideration for 103.8% of its par value, reflecting proceeds of 5.2%. The terms of all these debentures are identical to the terms of the Series D debentures issued by Dor Alon in September 2009. On January 31, 2013, Dor Alon completed the issuance of an additional NIS 21 million in principal amount of Series C debentures to institutional investors in Israel, in consideration for 97.95% of its par value, reflecting proceeds of 5.3%. The terms of these debentures are identical to the terms of the Series C debentures issued by Dor Alon in September 2009.

Dor Alon Series A Debentures

The Series A Convertible Debentures were redeemed in full in May 2011. Such debentures were linked to the Israeli CPI (both principal and interest), bore an annual interest of 5%, and were convertible into registered shares of NIS 1 par value of Dor Alon.

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

Dor Alon Series C Debentures

The Dor Alon Series C Debentures bear the interest rate of Israeli government bonds (No. 817) plus 2.25%. The interest is paid in quarterly installments up to December 2017. The principal is repayable in semi-annual installments on June 1 and December 1 over five years starting 2013.

Dor Alon Series D Debentures

Dor Alon Series D Debentures bear a fixed annual interest rate of 6.65%, payable in quarterly installments up to December 2016. The principal is repayable in equal semi-annual payments on June 1 and December 1 from 2013 to 2016.

Dorgas Batuchot Ltd. Debentures

These debentures with a par value at the date of issue of NIS 98 million are linked (principal and interest to the Israeli CPI). The debentures bear a fixed rate of annual interest of 4.95%. The interest and principal is repayable in quarterly installments up to June 2020. Dorgas Batuchot debentures include a financial covenant requiring that the ratio between adjusted net income over the last 12 months from the liquefied petroleum gas activity and the quarterly payments of principal and interest on the debentures will be less than 1.05. As of December 31, 2012, Dor Debentures Dorgas Batuchot met the financial covenants relating to these debentures.

Dor Debentures

Dor Debentures issued two series of debentures to institutional investors:

Series 1 with a par value at the date of issue of NIS 13 million, which are are linked (principal and interest) to the Israeli CPI. The debentures bear a fixed rate of annual interest of 6.45%. The interest and principal repaid in semi-annual equal payments on April 20 and October 20 up to 2016 (inclusive). As of December 31, 2012, Dor Debentures did not meet the financial covenants relating to the series 1 debenture. As a result, a liability amounting to NIS 6.6 million was classified as current liabilities as of December 31, 2012.

Series 2 with a par value at the date of issue of NIS 62 million are linked (principal and interest) to the Israeli CPI. The debentures bear a fixed rate of annual interest of 6.45% for a period of 15 years, of which NIS 27 million in principal amount is payable in 15 annual payments on April 20 in the years 2005 to 2019 (inclusive) and the balance of NIS 35 million in principal amount is payable in one payment on October 20, 2019. The interest on the principal amount of NIS 27 million is payable annually in the years 2005 to 2019 (inclusive) on April 20, and interest on the principal amount of NIS 35 million is payable semi-annually on April 20 and October 20 for the years 2005 to 2019 (inclusive). Dor Debentures series 2 debentures include financial covenants requiring that (i) the ratio between the EBITDA of 17 joint ventures and their financial expenses will not be less than 1.1, (ii) the ratio between adjusted net cash flow of 17filling stations held by joint ventures and the financial expenses on loans from parent companies will not be less than 1.2, and (iii) the ratio between income of the Dor Debentures and the annual payments of principal and interest on the debentures will not be less than 1.09. As of December 31, 2012, Dor Debentures met the financial covenants relating to the series 2 debenture.

Rating of Dor Alon Debentures

As of December 31, 2012, Dor Alon's Series B Debentures were unrated and Series C and D Debentures were rated A2 with a stable outlook, Dorgas Batuchot Debentures were rated Aa2, and the Dor Debentures were rated A-.

For additional information on charges pertaining to the collateralized long-term loans, see note 34 to our consolidated financial statements.

Commitments for Capital Expenditures

As of December 31, 2012, we had entered into agreements for investments in real estate, investment property, land and buildings, constructions work, fixtures, equipment and leasehold improvements in the total amount of approximately NIS 399 million, or $107 million. We intend to finance these investments from cash generated by our operations and from loans from banks or other financial institutions.

C.	Research and Development, Patents and Licenses.

Not applicable.

D.	Trend Information.

Based on data published by the Israeli Central Bureau of Statistics of the retail sales of food, drinks and tobacco in Israel, we estimate that approximately 32.1% of the total retail sales of food, beverages and tobacco in Israel in 2012 was made by the two large chains and approximately 31.1% of the estimated retail sales made by supermarkets, groceries and mini-markets in Israel in 2012 was made by the two large chains.

The food retailing industry has been subject to increased competition in recent years. We estimate that our market share of the total retail market of food, beverages and tobacco decreased to 11.94% in 2012 from 12.8% in 2011. The market share of our largest competitor, Shufersal, based on its financial reports, was approximately 20.2% of the total retail market of food, beverages, and tobacco in 2012, compared to 20.9% in 2011 (this calculation is based on the estimate of the Central Bureau of Statistics of the total retail market for food, beverages and tobacco, and our estimate for market growth of 3.1% in 2012). In 2012, very low-priced smaller supermarket chains continued to aggressively increase their market share and expand their presence in selected areas in Israel, often geographically beyond their original location. The increased competition has led to increased downward pressure on prices.

The global economic uncertainty and the resulting slowdown in the Israeli economy has impacted the food retail market by affecting the buying patterns of our customers, as more customers have shifted their purchases to low-price and hard discount stores, which have a lower profit margin. In response to these trends, in August 2007, we launched our Mega In Town store format to offer discount prices in neighborhood stores. In addition, in December 2008 we launched our Mega Bool heavy discount store format as well as our "Mega" line of private label goods that are sold in our "Mega Bool" and "Mega In Town" stores. We are looking to increase our "Mega@Internet" sales and our private label product "Mega" in 2013 in order to compete effectively and increase our market share.

In addition, during 2009, we launched a new membership card and a new "You" Diners Club and MasterCard credit card as part of our "You" loyalty club, which is designed to increase consumer traffic and encourage customers to patronage our stores. During 2013, the Company intends to increase the number of the You loyalty club customers.

In the past few years, we have witnessed a global trend of supermarkets specializing in organic and health products. In response to this trend, we purchased Eden Teva in October 2007, which operates a leading supermarket chain in Israel offering organic/health products. We are implementing our strategy to establish our Eden Teva format as the leader in Israel's organic/health food market, and as of December 31, 2012, Eden Teva operated 20 (including nine Eden Stores within Mega) supermarket stores.

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

In 2012, we opened 10 new stores to compete in selective areas in which we did not believe we had sufficient market presence and closed nine unprofitable stores. In addition, we plan to continue to remodel some of our supermarkets to give them a more “upscale” orientation, offering improved product selection and increased focus on customer service.

In 2013, we plan to open approximately three additional supermarkets, totaling approximately 2,700 square meters of store space, in localities whose populations are currently under-served by supermarkets or in localities in which we do not have sufficient market presence.

In 2013, we are taking action to further increase our market share of “Non-Food” and “Near-Food” products and to offer a wider selection of these products to consumers in our stores with the goal of increasing the portion of our customers’ overall shopping needs that are addressed in our stores. In addition, we intend to continue our expansion into the stand alone Non Food stores market by opening approximately 10 additional stores that are self-operating stores and to capitalize on potential synergies and an internal reorganization in order to improve our operating efficiency. Twenty five stores that had been operated by a franchisee became self-operating stores during 2013.

Dor Alon anticipates opening and operating an additional nine to 13 commercial and filling stations during 2013 and 2014. Dor Alon has plans and agreements to plan, establish and operate additional filling stations, and these stations are currently in different stages of authorization and establishment.

In 2013, in order to improve our market share, we are looking to further broaden the variety of products offered under our private label and to improve our distribution capabilities by investing in a new distribution center, which should begin working at the end of 2013.

E.	Off-Balance Sheet Arrangements.

None.

F.	Tabular Disclosure of Contractual Obligations.

The following table sets forth certain information concerning our obligations and commitments to make future payments under contracts, such as debt and lease agreements:

	Expected Maturity (NIS in thousands)
	2013	2014	2015	2016	2017	2018	2019 and thereafter	Total

Long term loans from banks (1)	251,463	318,090	167,424	138,195	111,451	80,169	433,338	1,500,130
Non Convertible Debentures issued by the Company (2) (3)	91,781	91,781	11,017	11,017	11,017	11,017	44,074	271,703
Non-Convertible Debentures issued by BSRE (4)	247,975	247,975	247,975	247,975	197,421	197,420	221,947	1,608,689
Convertible Debentures issued by BSRE (4)	29,158	29,158	29,158	29,158	-	-	-	116,632
Non-Convertible Debentures issued by Dor Alon (5)	179,713	173,219	173,372	102,634	26,649	10,954	60,107	726,648
Loan from related party	-	9,250	-	-	-	-	-	9,250
Loan from others	-	-	-	-	-	-	6,479	6,479
Short term credit from banks (6)	1,081,392	-	-	-	-	-	-	1,081,392
Commercial paper (7)	87,837	-	-	-	-	-	-	87,837
Purchase Obligations	81,255	-	-	-	-	-	-	81,255
Purchase Obligations – BSRE	313,128	-	-	-	-	-	-	313,128
Non-cancelable Long term leases (8)	354,004	314,346	286,458	251,677	221,514	192,811	759,139	2,379,949
Total contractual cash obligations	2,717,705	1,183,818	915,404	780,658	568,053	492,372	1,525,084	8,183,093

(1)	The table above does not include payments of interest on our long-term loans because the actual interest payments on most of the loans are dependent on variable parameters, such as changes in the Israeli CPI, or variable interest rates which cannot be predicted at the date of this report. Without taking into account any changes in the Israeli CPI or changes in foreign currency rates and assuming the relevant variable interest rate will remain at its level as it was as of December 31, 2012 (4.5% per annum), interest payments on the long-term loans (in thousands) would be NIS 71,522 in 2013, NIS 59,428 in 2014, NIS 43,574 in 2015, NIS 35,219 in 2016, NIS 28,462 in 2017, NIS 22,874 in 2018 and NIS 19,350 in 2019 and beyond.

(2)	These debentures bear interest at an annual rate of 5.9% and are linked (principal and interest) to the Israeli CPI, but in the event the Israeli CPI is less than the base index (index known at date of issuance), the amount of debentures will not be adjusted below the base index. Without taking into account any changes to the Israeli CPI, interest payments on the Non-Convertible Debentures (in thousands) would be NIS 9,211 in 2013 and NIS 4,446 in 2014. The table above does not include payments of interest on our debentures because the actual interest payments on these debentures will depend on changes in the Israeli CPI, which cannot be predicted at the time of this report.

(3)	These debentures bear interest at an annual rate of 2.5% and are linked (principal and interest) to the Israeli CPI but in the event the Israeli CPI is less than the base index (index known at date of issuance), the amount of debentures will not be adjusted below the base index. Without taking into account any changes to the Israeli CPI, interest payments on the Non-Convertible Debentures (in thousands) would be NIS 2,674 in 2013, NIS 2,391 in 2014, NIS 2,133 in 2015, NIS 1,872 in 2016, NIS 1,608 in 2017, NIS 1,343 in 2018 and NIS 4,027 in 2019 and beyond. The table above does not include payments of interest on our debentures because the actual interest payments on these debentures will depend on changes in the Israeli CPI, which cannot be predicted at the time of this report. The principal is repayable in twelve equal annual installments on November 4 of each of the years 2011 to 2022 (inclusive).

(4)	The Non-Convertible Debentures and the Convertible Debentures (Series A, Series B Series C and D) bear interest at an annual rate of 6.25%, 4.7%, 4.2% and 4.5%, respectively, and are linked (principal and interest) to the Israeli CPI, but in the event the Israeli CPI is less than the base index (index known at date of issuance), the amount of debentures will not be adjusted below the base index. Without taking into account any changes to the Israeli CPI, interest payments on the Non-Convertible Debentures (in thousands) would be NIS 72,362 in 2013, NIS 60,734 in 2014, NIS 49,397 in 2015, NIS 38,035 in 2016, NIS 26,698 in 2017, NIS 18,225 in 2018 and NIS 9,753 in 2019 and beyond. Without taking into account any changes to the Israeli CPI, based on the principal amount of the Convertible Debentures as of December 31, 2012 and assuming no additional conversion of debentures, interest payments on the Convertible Debentures (in thousands) would be NIS 7,472 in 2013, NIS 5,650 in 2014, and NIS 3,828 in 2015 and NIS 2,005 in 2016. The table above does not include payments of interest on our debentures because the actual interest payments on these debentures will depend on changes in the Israeli CPI, which cannot be predicted at the time of this report.

(5)	The Non-Convertible Debentures and the Convertible Debentures (Series B, Series C, Series D, DorGaz and Dor Debentures) bear interest at an annual rate of 5%, 4.1%, 6.65%, 4.95% and 6.45%, respectively, and Series B linked (principal and interest) to the Israeli CPI, but in the event the Israeli CPI is less than the base index (index known at date of issuance), the amount of debentures will not be adjusted below the base index and Series C bears interest of government bonds+2.25%. Without taking into account any changes to the Israeli CPI and interest of government bonds, interest payments on the Non-Convertible Debentures (in thousands) would be NIS 41,719 in 2013, NIS 31,474 in 2014, NIS 21,648 in 2015, NIS 11,812 in 2016, NIS 5,514 in 2017, NIS 4,274 in 2018 and NIS 3,387 in 2019 beyond.

(6)	The table above does not include interest on our short term credit from banks (2012: 3.9%- per year).

(7)	On June 30, 2009, the Company issued commercial paper to institutional investors in an amount of NIS 40 million for a period of four years. The commercial paper bears annual interest at a variable rate equal to the Bank of Israel Interest Rate plus 1.5%, payable semi-annually beginning on December 30, 2009. The average annual interest rate for the six months ended December 31, 2012 was 3.67%. Therefore, the table above does not include the amount of interest on commercial paper. The principal of the commercial paper is repayable every six months at the demand of the holders, but in any event, the last repayment date of the principal will be June 28, 2013. In addition, in August 2012 the Company issued commercial paper to institutional investors in an amount of NIS 71 million for a period of five years. The commercial paper bears annual interest at a variable rate equal to the Bank of Israel Interest Rate plus 1.85%, payable quarter-annually beginning on November 2012. The average annual interest rate for the three months ended December 31, 2012 was 4.1%. Therefore, the table above does not include the amount of interest on commercial paper. The principal of the commercial paper is redeemable every three months at the demand of one of the parties, but in any event, the last redemption date of the principal will be July 2012.

(8)	Includes mainly apartment lease arrangements.

*	The table above does not include severance payment obligations because the actual severance payments will depend on the dates of payment, which cannot be predicted at the time of this report.

**	The table above does not include a provision for uncertain tax positions in the amount of 9.4 million.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management.

The following table lists the name, age and position of the directors and senior management of Alon Blue Square and four officers of our subsidiaries as of April 30, 2013.

Name	Age	Position
Yitzhak Bader	66	Chairman of the Board of Directors and Director
David Wiessman (1)	58	Chief Executive Officer, Chief Operating Decision Maker (CODM) and Director
Limor Ganot	40	Co- Chief Executive Officer
Shlomo Even	56	Director
Diana Bogoslavsky	54	Director
David Alphandary (2) (3)	77	Director
Uzi Baram (1) (2) (3)	75	Director
Avraham Meron (2)	73	Director
Mordehay Ventura	58	Director
Dror Moran	45	Vice President and Chief Financial Officer of Alon Blue Square and General Manager of "You" Club
Ortal Klein	45	Corporate Secretary
Asher Ben-Shoshan	51	Head of Human Resources Division
Daniel Garabagi	49	Head of Information Technology Division
Motti Keren	49	Chief Executive Officer of Mega Retail
Zeév Stein	59	Chief Executive Officer of Blue Square Real Estate Ltd.
Israel Yaniv	66	Chief Executive Officer of Dor Alon
Raviv Brookmayer	56	Chief Executive Officer of Naaman Group

(1)  Member of the Compensation Committee.

(2)  Member of the Audit Committee.

(3)  External directors.

Yitzhak Bader has served as our Chairman of our Board of Directors since January 2013 and as a director since June 2003. Mr. Bader is currently Chief Executive Officer of Granot, a purchasing organization of the kibbutzim. He is also Chairman of the board of directors of Alon Israel Oil Company Ltd. and Joint Chairman of Dor-Alon Energy In Israel (1988) LTD., and a director in the following companies: Alon Retail, Mega Retail, Alon Natural Explorations Ltd., Dor Alon Retail Sites Management Ltd., Dor Alon Gas Technologies Ltd., Alon USA Energy, Inc., Alon USA Operating, Inc., Alon USA GP, LLC, Alon USA Capital Inc., Alon Assets Inc., Alon USA Inc., BSRE, Pri-Gat Ltd., Rimon Counseling and Management of Services Ltd., Meiram Water and Infrastructures Ltd., various entities under control of Granot, One Technologies Software (ASD) Ltd., Gat Givat Haim Cooperative Society for Preservation of Agricultural Products Ltd., and Tnuva Central Cooperative for the Marketing of Agriculture Produce in Israel Ltd.

David Wiessman has served as our Chief Executive Officer since January 2013 and as CODM since April 2011. Mr. Wiessman served as our Executive Chairman of the Board of Directors from November 2005 until January 2013. Mr. Wiessman is also the Chairman of the board of directors of Mega Retail since March 12, 2007 and the Chairman of the board of directors of BSRE since December 21, 2005. In addition, Mr. Wiessman is currently the President and Chief Executive Officer of Alon Israel Oil Company Ltd. and President and Active Joint Chairman of the Board of Directors of Dor-Alon Energy In Israel (1988) LTD., Chief Executive Officer of Bielsol Investments (1987) Ltd., Chairman of the board of directors of Alon Retail, Executive Chairman of Alon U.S.A. Energy, Inc. and Alon USA Partners GP, LLC, Director of Alon Natural Gas Explorations Ltd and Rosebud Real Estate Ltd., and holds director and/or officer positions in other companies affiliated with the foregoing Alon entities, both in Israel and the United States. In addition, Mr. Wiessman also serves as a director in other companies not affiliated with Alon Israel Oil Company Ltd., or with Alon USA Inc. Mr. Wiessman is a member of the Compensation Committee of Alon Blue Square.

Limor Ganot has served as our Co-Chief Executive Officer since April 2013. Pursuant to her employment agreement with Alon Israel Oil Company Ltd., Ms. Ganot is to spend two-thirds of her working time as Co-CEO of Alon Blue Square and one-third of her time working with other companies in the Alon Group. Ms. Ganot has served in different positions in Alon Israel Oil Company Ltd., from 2004, and in her last position served as Vice President Business Development and Merger Acquisitions at Alon Israel Oil Company Ltd.  Ms. Ganot holds a BA in Accounting and Economics from the Tel Aviv University and is a certified accountant. Ms Ganot serves as a director in Mega Retail Ltd., Dor Alon Retail Sites Management Ltd., Bee Group Retail Ltd., Naaman Group (N.V.) Ltd., Diners Club Israel Ltd. (pending approval by the Bank of Israel), several subsidiaries of Blue Square Real Estate Ltd. related to the Tel Aviv Wholesale Market project, and the Givon Parking Lot project, and other companies in the Alon Blue Square group. Ms Ganot serves as chairman of the board of Alon Cellular Ltd., and as a director in Sheshet Chain of Stores for Household Utensils Ltd., and Kfar Hasha’ashuim Toy Chain Stores Ltd.

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

David Alphandary has served as our external director since March 2006. He currently serves as an independent consultant to the retail industry. From 1991 to 1999, Mr. Alphandary served as President and Chief Executive Officer of Shufersal Ltd. and from 1982 to 1991 as Vice President to Shufersal. From 1976 to 1982, Mr. Alphandary served as President of Carmel Carpeting Industry in Ceasaria, Israel. He currently serves as a director of Yafora Tavori Ltd. Mr. Alphandary holds a degree in Public Administration from the Hebrew University in Jerusalem. Mr. Alphandary is a member and the Chairman of the Audit Committee of Alon Blue Square.

Uzi Baram has served as our external director since March 2006. He served as a member of Israel’s parliament, the Knesset, from 1977 to 2001. He served as the Minister of Tourism of Israel from 1992 to 1996, and from February 1993 to August 1995 he served as the Minister of Interior Affairs of Israel. He currently serves as a director of Master Plan, a company for strategic communication consulting, and of Bank Otsar Ha-Hayal. Mr. Baram holds a degree in Political Sciences and Sociology from the Hebrew University in Jerusalem. Mr. Baram is a member of the Audit Committee and the Compensation Committee of Alon Blue Square.

Avraham Meron has served as our director and member of the audit committee since August 20, 2007. Mr. Meron is currently an independent advisor and is an external director in Africa Israel Properties Ltd., a director in Discount Mortgage Bank Ltd., a member of the investments committee in Clal Finance group, and a director in A.I. America Israel Investments Ltd. For a period of 13 years, until October 2005, Mr. Meron served as senior vice president-finance of Africa Israel Investments Ltd. Mr. Meron also served as a director of Africa Israel’s subsidiaries, including Alon Oil Company group, the controlling shareholder of Alon Blue Square. Mr. Meron is a CPA and holds a degree in Accounting from the Hebrew University of Jerusalem.

Mordehay Ventura has served as our director since March 22, 2012. Mr. Ventura has served as Chief Executive Officer of the Mishkey Hadarom Aguda Haklait Shitufit Ltd. (Mishkey Hadarom) since 2004, and currently serves as a director in Oil Holdings (Founded by the Kibbutzim Organizations) Ltd., Alon Israel Oil Company Ltd., Dor Alon Energy in Israel (1988) Ltd., Dor Alon Retail Sites Management Ltd., Gan Smuel Mazon Ltd., Ganir (1992) Ltd., Hadarey Nitzanim Aguda Haklait Shitufit Ltd., Sivey Hadarom (S.D.) Ltd., Hanegev Aguda Haklait Shitufit Transport Company Ltd., Megadley Drom Yehuda Aguda Haklait Shitufit Ltd., Shkedey Drom Yehuda Aguda Haklait Shitufit Ltd., Zeitey Drom Yehuda Aguda Haklait Shitufit Ltd., Hazera (1939) Ltd., Megadley Zraim Ltd., the Egg and Poultry Board, Amal Darom Aguda Haklait Shitufit Ltd., Marbek Services and assets (2002) Ltd., Mishkey Dan Partnership, Dana Finance Services Ltd., Amber Machon Letaarovet Aguda Haklait Shitufit Merkazit Ltd., Alon USA Partners LP and Tnuva Holdings. Mr. Ventura holds a B.A. degree in Economics and Business Administration from the Rupin Academic Center in the Hefer Valley in Israel.

Dror Moran has served as our Vice President and Chief Financial Officer since July 2006, and the General Manager of "You" Club, since June 2009. Mr. Moran is a CPA and received a Bachelor of Business, Accounting and Finance from the College of Management Academic Studies in Tel Aviv.

Ortal Klein, Adv. has served as our Corporate Secretary since March 2011. Ms. Klein has also served as the General Counsel and Corporate Secretary of Alon Israel Oil Company since May 1997 and the General Counsel and Corporate Secretary of Dor Alon and its subsidiaries since 2000. Ms. Klein holds a LLB from Tel Aviv University and a LLM in commercial Law from Bar Ilan University.

Asher Ben-Shoshan has served as our head of the Human Resources Division since May 2012. Mr. Ben-Shoshan served as Vice President of Human Resources and Administration in the Tel-Aviv Municipality from 2003 until 2012. Prior to that, he served as the head of the Human Resources Department of the Tel-Aviv Municipality from 1999 to 2003. Mr. Ben-Shoshan holds a B. Tech in industrial engineering from Ariel University Center and an MA in public policy from the Tel Aviv University.

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

Motti Keren has served as the Chief Executive Officer of Mega Retail since January 2013. From 2011to 2012, Mr. Keren served as the President of Unilever Central Europe. From 2005 to 2010, Mr. Keren served as the CEO and Chairman of Unilever Israel, and from 2001 to 2004 Mr. Keren served as the Supply VP of Unilever Israel. Mr. Keren holds a BA in Economics and an MBA from Tel Aviv University in marketing and finance.

Zeév Stein has served as the Chief Executive Officer of BSRE, since July 2006. Mr. Stein also serves as a director in various companies affiliated with Alon Group. Until December 2004, Mr. Stein served as Vice President of Planning and Development in Alon Israel Oil Company Ltd. Mr. Stein holds a B.Sc. degree in Civil Engineering and a degree in Architecture and Urban Design Planning from the Technion (Israel Institute of Technology) in Haifa.

Israel Yaniv has served as the Chief Executive Officer of Dor Alon since 2000. From 1997 until 2000 Mr. Yaniv served as Chief Executive Officer of SuperGaz Ltd. Mr. Yaniv holds a BSc and MSc in Chemical Engineering from the Technion in Haifa.

Raviv Brookmayer has served as the Chief Executive Officer of Naaman Group since, September 2012. Mr. Brookmayer served as Chief Executive Officer of Home Center (DIY) Ltd. Prior to that, he served as Chief Executive Officer of Ten Petroleum Company Ltd. from 2007-2009. Mr. Brookmayer holds a B.A. in Business and Administration and an MBA from Derby University.

Arrangements for the Election of Directors

As of March 29, 2013, Alon, directly and indirectly through Alon Retail, owned approximately 72.19% of our outstanding ordinary shares. So long as Alon continues to own beneficially more than 50% of our outstanding ordinary shares and voting power, it will be able to control the outcome of matters requiring shareholder approval that do not require a special majority, including the election of all Alon Blue Square directors, other than Alon Blue Square's two external directors. The election of the external directors requires that at least a majority of the votes of the shareholders who are not controlling shareholders and do not have a personal interest in the appointment (excluding a personal interest which did not result from the shareholder’s relationship with the controlling shareholder) who participate in the vote, vote for their nomination (without taking into account abstentions), or that the total number of shares voted against the proposal by shareholders who are not controlling shareholders and do not have a personal interest does not exceed two percent of the aggregate voting rights in the Company.

B.	Compensation

The following table sets forth the aggregate compensation we paid or accrued on behalf of all persons who served as Alon Blue Square directors or senior management for services they rendered Alon Blue Square and its subsidiaries, for the year ended December 31, 2012. The table also includes compensation to individuals who ceased to serve as directors or executive officers during the year.

	Salaries, fees, expenses, directors’	Pension, retirement
	fees, commissions and bonuses	and similar benefits
	(in thousands)	(in thousands)
All directors, senior management and Acting Chairman as a group	$4,749 (NIS 17,727)	$372 (NIS 1,390)

We recorded net income of approximately NIS 0.7 million, or $0.2 million, in 2012 related to the options granted to our senior management under our share option plan in previous years and cancelled during 2012.

In April 2008, we agreed to pay to each director (including our external directors and expert external directors) other than the Chief Executive Officer, the sum of NIS 97,500 per year and a meeting attendance fee of NIS 3,660, which amounts are equivalent to the amounts allowed to be paid to external directors of companies of comparable size under the second, third and fourth supplements to the Companies Regulations. The fees referred to above are adjusted from time to time based on changes to the Israeli Consumer Price Index in the same manner as the fees described in the Regulations are adjusted. The directors would also be entitled to reimbursement of expenses incurred by them in connection with their service as directors.

We also agreed to pay David Wiessman, our Chief Executive Officer, Chief Operating Decision Maker and a director and our former Executive Chairman of the Board, a monthly payment of NIS 42,497 plus VAT commencing from November 15, 2005, the date Mr. Wiessman became Executive Chairman of the board of directors. The compensation is linked to changes in Israel’s CPI since November 2005, and is updated every three months (therefore the currently monthly amount is NIS 49,000). No additional fees are paid to Mr. Wiessman for attending meetings of the board of directors or any committee of the board of directors. Mr. Wiessman is also entitled to reimbursement of actual expenses (upon submission of receipts) incurred by him in connection with his service as Executive Chairman of the board of directors. In February 2006, our audit committee, board of directors and shareholder meeting approved this arrangement and this arrangement was approved by our audit committee, board of directors and shareholders meeting for additional three years commencing on February 2, 2012.

BSRE paid to its CEO, Mr. Zeev Stein, for the year 2012 a salary of approximately NIS 2,144,000 (including a severance payment payable by Dor Alon in connection with his former employment with Dor Alon) plus an annual bonus of NIS 532,668 to be paid subject to shareholder approval. Under his employment agreement, Mr. Stein is entitled to a salary and customary fringe benefits, including a car lease and social benefits. In addition, Mr. Stein is entitled to severance compensation in excess of that which is required under law (200% of required severance in the case of dismissal and 175% of required severance in case of voluntary termination by Mr. Stein). Mr. Stein hold 0.21% of BSRE's issued and outstanding shares, following the exercise of options granted to him under BSRE's option plan.

Dor Alon paid to its CEO, Mr. Israel Yaniv, for the year 2012 a salary of approximately NIS 1,783,000 plus an annual bonus of NIS 508,000 on account of 2011. Under his employment agreement, Mr. Yaniv is entitled to an annual bonus equal to no more than eight monthly salaries, at the discretion of Dor Alon's board of directors. In the event of termination of Mr. Yaniv's employment with Dor Alon, he is entitled to a notice period of 10 months and to a severance package equal to one and a half months' salaries for every year of employment, other than in those situations where Dor Alon would not be required to pay severance under the law.

Naaman Group agreed to pay its CEO, Mr. Raviv Brookmayer a monthly payment of NIS 83,000 plus an extra monthly salary to be paid in 2013. Under his employment agreement, Mr. Brookmayer is entitled to a salary and customary fringe benefits, including a car lease, cell phone, a home phone line at the expense of Naaman Group up to a cap set in the employment agreement, social benefits and reimbursement of actual expenses incurred by him in connection with his service as CEO. Mr. Brookmayer will also be entitled as of 2013 to an annual bonus equal to no more than NIS 850,000 for every calendar year of employment and subject to Naaman Group financial results. In the event of termination of employment, Mr. Brookmayer's is entitled advance notice of 90 days, severance pay as required by law, and three to nine months of "garden leave," subject to the terms and conditions set forth in his employment agreement.

As of March 31 2013, the Company had outstanding 6,667 options to executive officers with an exercise price of NIS 40.98 (unlinked) per share and 63,833 options to managers with an exercise price of NIS 40.98 (unlinked) per share. The vesting periods for the options are 66.7% at the end of two years from the date of grant and the remaining 33.3% at the end of three years from the date of grant. The options granted to executive officers and managers may be exercised during the six month period from the end of the vesting period and options granted to managers may be exercised during one month period. Options not exercised during this period will expire.

In January 2010, our controlling shareholder, Alon, granted an option to D.B.W Investments Ltd. a company controlled by Mr. David Wiessman, our Chief Executive Officer, Chief Operating Decision Maker and a director and our former Executive Chairman of the Board, to purchase 766,020 of our shares held by Alon, representing approximately 1.16% of our outstanding shares, as of March 29, 2013. The option is exercisable in five equal portions at the end of each calendar year from 2010 until 2014 and for a period of 18 months from the time each portion vests. In addition, Alon granted Mr. Wiessman an option to convert his direct holdings in Alon (2.71% of outstanding shares) into 1.06% of the outstanding ordinary shares of Alon Blue Square. In December 2012, Mr. Wiessman exercised the option, pursuant to which he holds approximately 1.06% of the outstanding shares of Alon Blue Square as of March 29, 2013.

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

Independent and External Directors

Israeli Companies Law Requirements

We are subject to the provisions of the Israeli Companies Law. The Minister of Justice has adopted regulations exempting companies, like Alon Blue Square, whose shares are traded outside of Israel, from some provisions of the Israeli Companies Law.

Under the Israeli Companies Law, companies incorporated under the laws of Israel whose shares are either (i) listed for trading on a stock exchange or (ii) have been offered to the public in or outside of Israel, and are held by the public (Public Company) are required to appoint at least two external directors. The Israeli Companies Law provides that a person may not be appointed as an external director if the person is a relative of the controlling shareholder or if the person or the person’s relative, partner, employer, someone to whom he is subordinated directly or indirectly or any entity under the person’s control, has, as of the date of the person’s appointment to serve as external director, or had, during the two years preceding that date, any affiliation with us, our controlling , any relative of our controlling shareholder, as of the date of the person’s appointment to serve as external director, or any entity in which, currently or within the two years preceding the appointment date, the controlling shareholder was the company or the company's controlling shareholder; and in a company without a controlling shareholder or without a shareholder holding 25% or more of the voting rights in the company – any affiliation to the chairman of the board of directors, to the general manager (Chief Executive Officer), to a shareholder holding 5% or more of the company's shares or voting rights, or to the chief officer in any field as of the date of the person’s appointment. The term “affiliation” includes:

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

The initial term of an external director is three years and may be extended for two additional three-year terms under certain circumstances and conditions. Nevertheless, Regulations under the Israeli Companies Law provide that companies, like Alon Blue Square (whose shares are listed for trading both on the Tel Aviv Stock Exchange and on the New York Stock Exchange), may appoint an external director for additional three-year terms, under certain circumstances and conditions. External director may be removed only in a general meeting, by the same percentage of shareholders as is required for their election, or by a court, and in both cases only if the external directors cease to meet the statutory qualifications for their appointment, if they violate their duty of loyalty to us.  Each committee authorized to exercise any of the powers of our board of directors is required to include at least one external director and our audit committee is required to include all of the external directors.

An external director is entitled to compensation and reimbursement of expenses in accordance with regulations promulgated under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with serving as a director except for certain exculpation, indemnification and insurance provided by the company.

David Alphandary and Uzi Baram currently serve as Alon Blue Square external directors.

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

New York Stock Exchange Requirements

Under New York Stock Exchange rules, Alon Blue Square is required to maintain an audit committee consisting only of independent directors.

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

The role of the audit committee for New York Stock Exchange purposes includes assisting the board of directors in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing and reporting practices of Alon Blue Square.

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

Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest; and the terms of engagement of the company, directly or indirectly, with a controlling shareholder or his or her relative (including through a corporation controlled by a controlling shareholder), regarding the company’s receipt of services from the controlling shareholder, and if such controlling shareholder is also an office holder of the company or an employee, regarding his or her terms of office and employment, require the approval of the audit committee, the board of directors and the shareholders of the company , in that order. The shareholders approval must include either:

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

Pursuant to resolutions adopted by our shareholders, we participate in a directors’ and officers’ liability insurance policy acquired by Alon. The extension of the directors' and officers' liability insurance was approved by our Audit Committee on February 12, 2013, and by the Board of directors On March 21, 2013. As extended, the insurance policy is for a period beginning on January 1, 2013, and ending on December 31, 2013 covering the Company and affiliated entities, including Dor Alon and its subsidiaries, BSRE and its subsidiaries, and Alon and its subsidiaries (collectively, the “Group”). Such policy would cover a total liability of US $50 million (for each claim and in the aggregate) for the Company, including legal fees, and US $30 million (for each claim and in the aggregate), including legal fees, for each of the other members of the Group, excluding the Company, provided that in any event the maximum aggregate coverage of liability for the entire Group would be US $50 million. Our audit committee, board of directors and shareholders have also approved any renewal of the insurance policy or the participation by the Company in future directors’ and officers’ liability insurance policies covering the Company and all or some members of the Group, under substantially the same terms and conditions as the original insurance, upon its expiration, for a period of up to an additional four years from the end of the term of the original insurance policy. The participation in any future insurance policies would be subject to the following conditions: (i) the determination by the audit committee and board of directors that there will be no substantive changes between the original insurance policy and the future insurance policies; a change to the scope of coverage under the future insurance policies will not be deemed to be substantive so long as the premium paid by the Group for such future insurance policies will be as described in section (ii) below; and (ii) the premium paid for the future insurance policies will not increase by more than the greater of (A) 25% over the cost of the premium paid for the insurance policy of the previous year; or (B) 25% over the cost of the premium paid for the original insurance policy (in each case plus the rate of depreciation of the NIS in relation to the US dollar, to the extent such a depreciation occurred).

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

Letters of Indemnification

Our audit committee, board of directors and general shareholders meeting approved in February 2001 the grant of indemnification and exemption letters to our directors and officers, including those directors and officers whose term of service ended on or after September 1, 2000. In April 2002, the general shareholders meeting approved the grant of a new letter of indemnification and exemption to the officers and directors of the Company. The aggregate amount of the indemnification (in addition to any insurance proceeds received) may not exceed 25% of our shareholders’ equity (in US dollars) as stated in our consolidated financial statements for the year ended December 31, 2000, for all persons and events. Under the indemnification and exemption letters, we agreed to indemnify these directors and officers, retroactively with respect to events occurring after February 1, 2000, the date on which the Israeli Companies Law became effective and prospectively, in connection with specified issues.

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

Under the new indemnification letter, the Company undertook to indemnify its directors and officers prospectively and retroactively with respect to following events:

•	Issue of securities, including, an offering of securities to the public pursuant to a prospectus, private placement, tender offer or offering of securities in any other manner;

•	An event connected with the making of an investment by the Company before, during and after the effecting of the investment, in the course of negotiations, contractual arrangement, signature, development and monitoring the investment, including actions performed on behalf of the Company as an officer, employee or observer in the corporation in which the investment is made;

•	A transaction or arrangement, including a transfer, sale or purchase of assets or liabilities, and including, goods, real estate, securities, or rights, or the giving or receiving of a right in any one of them and any action connected, directly or indirectly with such transaction, and including a tender offer of any sort and another transaction in securities which the Company has issued, whether or not the Company is a party thereto;

•	A report or notice filed or submitted according to any law, including, an event arising from the fact of the Company being a public company or arising from the fact of its securities having been offered to the public, or arising from the fact of its securities being traded on a stock exchange, and including, a report or notice in accordance with the Companies Law - 1999 or the Securities Law - 1968, or the tax laws including regulations or directives made pursuant thereto, or in accordance with laws or provisions that apply outside of Israel or a report or notice lodged or submitted in accordance with rules, directives or instructions customarily practiced on the stock exchange in Israel or abroad and/or failure to submit such report or notice;

•	An act in connection with voting rights in investee companies;

•	An act in connection with the management of market risks.

•	A change in the structure of the Company or its reorganization or any resolution relating thereto, including, a merger, split, alteration of the capital of the Company, setting up of subsidiaries, winding-up or sale thereof.

•	Action connected directly or indirectly with employer-employee relationships in the Company and/or the commercial relations of the Company, including employees, external contractors, customers, suppliers and service providers, including negotiations, entering into and implementation of personal employment agreements or collective bargaining agreements, benefits to employees, including the issue of securities to employees.

•	An act in connection, directly or indirectly, with the sale of products, purchase of products, import of products, operation of stores and sites of the Company, safeguarding of public health and safety instructions and provisions.

•	An act in connection with the issue or non-issue of licenses and permits for the Company’s activities.

•	The preparation and approval of financial statements, including the approval of resolutions regarding the application of accounting standards and restatement in the financial statements.

•	An act in connection with a distribution, including, for a repurchase by the Company of its own securities.

•	The transfer of information that is required or permissible for transfer according to law between the Company and/or the other companies and interested parties in any of them.

•	Remarks, statements including the expression of a position or opinion made in good faith by the officer in the course of performing his function and by virtue of his function, and including in the framework of meetings of the board of directors or any of its committees.

•	An act or deed on matters of planning and building, work safety, the environment and recycling, public health, consumer protection.

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

Compensation Committee

Under a recent amendment to the Companies Law, the board of directors of a public company must establish a compensation committee consisting of at least three directors and including all of the external directors. The remaining members must be qualified to serve on the audit committee, pursuant to Companies Law requirements described above. The compensation committee chairman shall be an external director. Any persons disqualified from serving as a member of the compensation committee may not be present at the compensation committee meetings, unless the chairman of the compensation committee has determined that the presence of such person is required to present a matter to the meeting or if such person qualifies under an available exemption in the Companies Law.

The provisions of the Companies Law that govern the compensation and reimbursement terms of external directors also apply to members of the compensation committee who are not external directors.

Our compensation committee, which consists of David Wiessman and Uzi Baram, administers issues relating to employee compensation for senior management.

Audit Committee

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

As of December 31, 2012, Mega employed 7,240 employees (including employees of Eden Teva), counting multiple employees sharing a single position as a single employee, including 2,539 temporary employees. 746 of our employees were employed in central management and administration and in our logistics center and 6,494 in our stores.

As of December 31, 2012, Dor Alon employed 2,628 employees, counting multiple employees sharing a single position as a single employee, 107 of Dor Alon’s employees were employed in central management and administration and in Dor Alon’s logistics center and 2,521 in Dor Alon’s direct marketing sector and filling stations and convenience stores.

As of December 31, 2012, our non-food segment employed 935 employees, counting multiple employees sharing a single position as a single employee, 344 of our non-food segment’s employees were employed in central management and administration and in its logistics center and 501 in our non-food stores.

As of December 31, 2012, BSRE employed ten employees.

As of December 31, 2012, Alon Cellular employed 33 employees.

As of December 31, 2011, Mega employed 6,630 employees (including employees of Eden Teva), counting multiple employees sharing a single position as a single employee, including 3,104 temporary employees. 740 of our employees were employed in central management and administration and in our logistics center and 5,890 in our stores.

As of December 31, 2011, Dor Alon employed 2,518 employees, counting multiple employees sharing a single position as a single employee, 111 of Dor Alon’s employees were employed in central management and administration and in Dor Alon’s logistics center and 2,407 in Dor Alon’s direct marketing sector and filling stations and convenience stores.

As of December 31, 2011, our non-food segment employed 736 employees, counting multiple employees sharing a single position as a single employee, 403 of our non-food segment’s employees were employed in central management and administration and in its logistics center and 333 in our non-food segment’s stores.

As of December 31, 2011, BSRE employed ten employees.

We are subject to labor laws and regulations in Israel. Most of Mega Retail's employees are subject to collective bargaining labor agreements. Under a Special Collective Bargaining Agreement, referred to as the Special Agreement, from May 1996, among the Co-Op, Alon Blue Square, the Histadrut (General Federation of Labor in Israel) (Histadrut), the National Committee of the Co-Op Union Employees and the Co-Op Union, all the Co-Op employees became employees of Alon Blue Square. The collective bargaining agreements in effect as of that date apply to Alon Blue Square as if Alon Blue Square and these employees were originally parties to these agreements. Alon Blue Square became responsible for the payment of all employee benefits that had been accrued in respect of these employees during the term of employment of these employees with the Co-Op, to the extent these benefits were recorded on the Co-Op’s records. Since 1996, we entered into new labor agreements with the Histadrut and the Co-Op union, which determine our employees wages structure, the employment conditions of new employees and a wage increase to the existing employees. The above applies to Mega Retail employees. On January 1, 2011, substantially all of the employees of Alon Blue Square assigned to Mega Retail's supermarkets were transferred to Mega Retail.

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

As of March 29, 2013 other than indirect ownership through Alon or Alon Retail and David Wiessman's ownership of 1.06%, none of our directors or officers owned more than 1% of our outstanding equity securities.

On January 21, 2008, we adopted a share option plan (the "Plan") for officers and employees of Alon Blue Square and/or its subsidiaries and/or affiliated companies. Under the terms of the Plan no further options may be granted. The exercise price of each option was at the fair market value per share on the date of grant, and all exercises of options under the plan are to be on a cashless basis. As of December 31, 2012, an aggregate of 63,833 options granted to employees under the Plan were outstanding, with exercise prices of NIS 40.98 per share (adjusted for 50% of the dividends paid), and 26,667 and 6,667 options granted to executive officers and managers under the Plan were outstanding with exercise prices of NIS 29.76 and NIS 40.98 per share (adjusted for 50% of the dividends paid), respectively.

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

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 29, 2013, by each person or entity known to own beneficially 5% or more of our outstanding ordinary shares based on information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission. Our major shareholders do not have voting rights different from the voting rights of our other shareholders.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Outstanding Ordinary Shares(1)
Alon Israel Oil Company Ltd.(2)(3)	47,614,391	72.19%

Alon Retail Ltd.(3)	30,604,303	46.40%

Menorah Mivtachim Holdings Ltd.(4)	5,480,477	8.31%

David Wiessman (5)	699,117	1.06%

(1)	The percentage of outstanding ordinary shares is based on 65,954,427 ordinary shares outstanding as of April 23, 2013 (excluding 207,433 ordinary shares held by Alon Blue Square as treasury shares).

(2)	Alon Israel Oil Company Ltd. (“Alon”) may be deemed to beneficially own all of the shares held directly and indirectly by Alon Retail Ltd. due to the ownership structure of Alon Retail described in footnote (3); accordingly, the number of shares listed as owned by Alon includes all the shares that are listed as owned by Alon Retail Ltd.

(3)	Alon Retail Ltd. is a wholly owned subsidiary of Nissan Alon Retail Holdings Ltd., which is a wholly owned subsidiary of the Nissan Dor Chains Ltd., which is a wholly owned subsidiary of Dor Food Chains Holdings Ltd., a wholly owned subsidiary of Alon. To the Company’s best knowledge, Alon is owned approximately 48.21% (excluding shares held by Alon as treasury shares) by eight collective acquisition entities of kibbutzim in Israel and approximately 51.79% (excluding shares held by Alon as treasury shares) are held together by Bielsol Investments (1987) Ltd. and Mr. David Wiessman. To the Company’s best knowledge, the shareholders of Bielsol Investments (1987) Ltd. consist of Shibag Ltd. (whose shareholders are Advocate Shraga Biran and Gara, Boaz and Iftah Biran, where all voting rights have been granted to Advocate Biran), holding 79.4% of the capital and voting rights of Bielsol Investments, D.B.W Investments Ltd. (controlled by Mr. David Wiessman), holding 19.8% of the capital and voting rights of Bielsol Investments, Shibago Ltd. (whose partners are Shibag Ltd. (75%) and a company controlled by David Wiessman (25%)), holding 0.8% of the capital and voting rights of Bielsol Investments.

(4)	Includes shares held by the subsidiaries of Menora Mivtachim Holdings Ltd. (“Menora Holdings”), as follows: Menora Mivtachim Insurance Ltd., Menora Mivtachim Pensions Ltd., Shomera Insurance Company Ltd., Menora Mivtachim Gemel Ltd., and Menora Mivtachim Mutual Funds Ltd. To the Company’s best knowledge, Menora Holdings is an Israeli publicly traded company (listed on the Tel Aviv Stock Exchange). Approximately 61.9% of Menora Holdings outstanding shares are held by Najaden Establishment and Palamas Establishment, foreign corporations incorporated in Vaduz, Liechtenstein.These corporations are held in trust and Mr. Menachem Gurevitch is the sole beneficiary. The remaining of the outstanding shares are held by the public. Menora Mivtachim Insurance Ltd., Menora Mivtachim Pensions Ltd., and Menora Mivtachim Finance Ltd., and Shomera Insurance Company Ltd. are wholly owned subsidiaries of Menora Holdings. Menora Mivtachim Gemel Ltd. and Menora Mivtachim Mutual Funds Ltd. are wholly owned subsidiaries of Menora Mivtachim Finance Ltd. (wholly owned by Menora Holdings).

Part of the shares reported are owned by Menora Holdings via Menora Mivtachim Insurance, Menora Mivtachim Pensions Ltd., Menora Gemel Ltd. and Menora Mutual Funds Ltd., on behalf of members of the public (customers which the above-mentioned companies are investing on their behalf) through various financial instruments, such as, among others, provident funds, mutual funds, pension funds and insurance policies, each of the above-mentioned companies makes independent voting and investment decisions.

As of March 29, 2013, the shareholdings of Menora Holdings are held through the following: (i) Trust Funds - 6,108 ordinary shares; (ii) Pension and Provident Funds- 4,531,266 ordinary shares; and (iii) Insurance Policies – 943,103 ordinary shares.

(5)	Does not include the option granted by our controlling shareholder Alon to D.B.W Investments Ltd., a company controlled by Mr. David Wiessman, to purchase 766,020 of our shares held by Alon, representing approximately 1.16% of our outstanding shares, as of March 29, 2013. The option is exercisable in five equal portions at the end of each calendar year from 2010 until 2014 and for a period of 18 months from the time each portion vests.

As of March 29, 2013, Alon Blue Square had approximately 45 shareholders of record with a United States address. As of March 29, 2013, these United States record holders held approximately 2,292,642 ordinary shares in the form of ADSs, representing approximately 3.48% of our then outstanding share capital.

In October 2010, following the sale by Alon of its approximately 80% interest in Dor Alon to Alon Blue Square, Alon’s direct and indirect ownership in Alon Blue Square increased to approximately 78.35% of the outstanding share capital of Alon Blue Square from approximately 68.62% of the outstanding share capital of Alon Blue Square.

B.	Related Party Transactions.

Agreement with the Wholesale Market Company

On June 3, 2010, BSRE, Gindi Investments 1 Ltd. and an additional entity controlled by Moshe and Yigal Gindi (together with Gindi Investments 1 Ltd., "Gindi") (the "Purchasers") signed agreements with the Municipality of Tel Aviv and the Wholesale Market Company (collectively, the “Sellers”) to acquire rights to a long term lease of property in the wholesale market site in Tel Aviv (the "Property").  As of December 31, 2012, BSRE owned 49.5% of the company that owns the residential building rights and 50% of the company that owns the commercial building rights. One of the Sellers was Tnuva, and to our knowledge, some of the collective acquisition entities of kibbutzim in Israel that hold shares of Alon, our controlling shareholder, hold 23% of the shares of Tnuva. In addition, our director, Yitzhak Bader, also serves as a director on the board of directors of Tnuva. On June 2, 2010, the shareholders of BSRE approved the signing of the final agreements. The agreements were approved by the Israeli Minister of the Interior in July 2010.

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

The Purchasers were required to pay the Sellers a purchase price of NIS 950 million payable in three installments.  In addition to the purchase price, the Sellers may be entitled to additional consideration calculated as a percentage of the sale price of apartments that are sold in the apartment buildings complex, as described in the agreement. On May 31, 2012, the Purchasers completed the purchase of the Property and paid the Sellers the balance of the consideration in the aggregate amount of approximately NIS 730 million plus VAT.

The Purchasers plan to build (i) 10 buildings, each building consisting of 14 floors, (ii) 722 residential units for sale and 54 units which will be leased in accordance with certain criteria determined by the Municipality of Tel Aviv and the Purchasers, and (iii) 37,000 square meters leased space for commercial use. As of December 18, 2012 the building permits for 652 of the residential units has been granted, whilst the permits for the additional 70 residential units are still being processed. (collectively, the "Public Buildings").  The Sellers are to bear the expense of building the Public Buildings and are to pay the Purchasers a fee (linked to the Building Index) calculated as cost plus 10% plus VAT, based on certain milestones detailed in the agreement, up to a maximum of approximately NIS 84 to 102 million.  Any expenses that exceed this limit are to be borne by the Purchasers.   The Purchasers also committed to build an additional 40 parking spaces and to develop, at their own expense, an open public space within the area of the Project on an area of nine dunam, which would remain under the exclusive ownership of the municipality of Tel Aviv.

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

In order to pay the balance of the consideration, the Purchasers received loans in the amount of NIS 730 million from a bank at an annual interest rate of prime plus 2% for a 18 month term. The principal is due in one sum at the end of the term and interest is payable quarterly. The bank also provided the Purchasers with a two-month loan in the amount of NIS 120 million to pay the VAT (which has since been repaid). To secure the loan BSRE granted a lien to the bank on its shares in the Purchasers, and the lien was charged in favor of the bank.

During the third quarter of 2012, the excavation and reinforcement works in the project were completed and the performance of skeleton work commenced. On July 3, 2012, the Purchasers signed an agreement with a contractor to perform all skeleton work of the parking lots, the commercial part, public structures and other finishing work. The Purchasers will pay the contractor for the work an estimated amount of NIS 286 million, with BSRE's portion amounting to NIS 143 million.

As of March 13, 2013, 619 sale agreements had been signed and advance payments in the aggregate amount of NIS 702 million (including VAT) had been received from the purchasers.

Purchase of Property in Point Wells, Washington from Indirect Subsidiary of Alon

On June 1, 2010, BSRE completed the acquisition of an approximately 240-dunam parcel (approximately 59 acres) of property in Point Wells, near Seattle, Washington, which serves primarily as a plant for storage and distribution of fuel and oils. BSRE purchased the property through a wholly owned special purpose entity, BSRE Point Wells, LP, which had entered into a purchase agreement, dated May 7, 2010, with Paramount of Washington LLC (“POW”) for the property and into a development agreement, dated June 1, 2010, with POW and Paramount Petroleum Corporation (“PPC”). PPC leases the property from POW and operates and maintains it. POW and PPC are wholly owned subsidiaries of Alon USA Energy Inc., a public company whose shares are traded on the NYSE ("Alon USA") and is controlled by our indirect controlling shareholder, Alon Israel Oil Co. Ltd. For more information on the purchase and development agreements, see "Item 4. Information On The Company – B. Business Overview – Real Estate."

Acquisition of Controlling Share in Dor-Alon Energy In Israel (1988) LTD.

Alon Blue Square and Alon, Alon Blue Square's controlling shareholder, entered into a Share Purchase Agreement, which was completed on October 3, 2010, that provided for the acquisition by Alon Blue Square of Alon’s entire equity interest in Dor Alon (constituting approximately 80% of the outstanding shares of Dor Alon (not including treasury shares)), or the Transferred Shares, at the closing of the Acquisition. These shares constituted approximately 73.5% of the outstanding Dor Alon ordinary shares on a fully diluted basis as of the closing date of the acquisition.

Under the terms of the Share Purchase Agreement, in consideration for each share held by Alon in Dor Alon, Alon Blue Square issued to Alon 1.8 ordinary shares of Alon Blue Square, and in exchange for all the Transferred Shares, Alon Blue Square issued to Alon 20,327,710 ordinary shares of Alon Blue Square, or the Issued Shares. Immediately following the Acquisition, Alon beneficially owned in the aggregate, directly and indirectly, approximately 78.44% of the outstanding ordinary shares of Alon Blue Square (as opposed to approximately 68.62% of the outstanding shares immediately prior to the Acquisition), and all other Alon Blue Square shareholders owned approximately 21.56% of the outstanding ordinary shares of Alon Blue Square (as opposed to approximately 31.38% of the outstanding ordinary shares immediately prior to the Acquisition). Upon completion of the Acquisition, Dor Alon became a majority-owned subsidiary of Alon Blue Square and its shares have continued to trade on the TASE.

As a condition to the closing of the Share Purchase Agreement, Alon Blue Square paid to its shareholders on October 18, 2010 an aggregate cash dividend of NIS 800 million, or approximately US $223.4 million (based on the representative rate of exchange on October 18, 2010), which represented a dividend of approximately NIS 12.31, or approximately US $3.44 (based on the representative rate of exchange on October 18, 2010), per Alon Blue Square ordinary share (after taking into account the shares to be issued to Alon in the acquisition, or the Dividend Distribution. The Dividend Distribution was made following the issuance of Alon Blue Square ordinary shares to Alon pursuant to the Share Purchase Agreement and was conditioned thereon. The Dividend Distribution was approved by the Israeli District Court.

Alon agreed to compensate and indemnify Alon Blue Square and/or Dor Alon for various damages and/or losses and/or expenses that may be caused to Alon Blue Square or Dor Alon, provided that the accumulated amount of indemnification to be paid will be no more than the product of (i) the number of Issued Shares and (ii) the closing price of Alon Blue Square shares on the TASE on the date of the issuance of the Issued Shares. Alon’s indemnification obligation will apply only to damages in an aggregate amount of over ten million NIS (NIS 10,000,000). However if the accumulated amount of damages to Alon Blue Square or Dor Alon exceeds this amount, then Alon’s indemnification obligation will apply to the full amount of damages.

In connection with the proposed acquisition, Alon and Alon Blue Square obtained a pre-ruling from the Israeli Tax Authority. The pre-ruling is subject to various conditions and provides, among other things, that the cost basis and the purchase date of the shares of Dor Alon for tax purposes in the possession of Alon Blue Square following the acquisition will be the original price and acquisition date, respectively, as they had been for Alon prior to the acquisition. Alon has clarified to Alon Blue Square that, in connection with the payment of tax at the time of any future sale by Alon Blue Square of all or part of its shares in Dor Alon, if any, to a third party, Alon will pay that portion of any applicable tax payable in an amount equal to the amount of tax deferred by the Tax Authority in its pre-ruling (i.e., the amount of tax that would have been payable by Alon in connection with the acquisition had the acquisition not been tax exempt according to the pre-ruling).

Arrangements between Alon Blue Square and various subsidiaries

Arrangements with Dor Alon

Management Services Agreement with Alon

In December 2010, Alon and Dor Alon entered into a management services agreement ("Management Services Agreement"), effective from January 1, 2011, by which Alon provides the following services and rights to Dor Alon (the "Services"): (i) various management services, including those related to the chairman of the board and president of Dor Alon, day to day management of Dor Alon, strategy and business development, supplementary legal counsel, corporate secretary services provided by Alon's in-house counsel, and (ii) the right to use the "Alon" and "Alonit" brand names.

As consideration for the Services, since 2011, the quarterly management fees paid by Dor Alon to Alon equal the aggregate of 3% of Dor Alon's EBITDA profits according to Dor Alon's quarterly consolidated financial statements, but not more than NIS 1,517 thousand on a quarterly basis, linked to the consumer price index. In both 2011 and 2012, Alon received approximately NIS 5.9 million for the Services.

The agreement will terminate in December 2015, subject to any required approvals pursuant to the Companies Law.

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

Procurement Agreement with Dor Alon Management

Dor Alon Retail Sites Management Ltd., a subsidiary of Dor-Alon (hereinafter: “Dor Alon Management”), operates convenience stores in fuel service stations and also in a number of cities in Israel that sell various food and “Non-Food” products. Under the terms of the agreement between Mega Retail and Dor Alon Management, we agreed to procure products that will be supplied to the convenience stores, either directly from suppliers or from our distribution center. In consideration of the procurement of products, Dor Alon Management has agreed to pay Mega Retail (i) for products sent directly from suppliers, an amount equal to the cost of such products to Mega Retail as determined under the Procurement Agreement plus 2%, and (ii) for products sent from Mega Retail distribution center, an amount equal to the cost of such products to Mega Retail as determined under Procurement Agreement plus 2.75% plus distribution costs, in each case plus VAT. The cost of the products to Mega Retail will be audited by our independent public accountants. In the event that Mega Retail's revenues generated from the Procurement Agreement minus related expenses from the sale of products to Dor Alon Management is less than NIS 1 million linked to the Israeli consumer price index in any year without VAT, Dor Alon Management will pay Mega Retail additional amounts in order that Mega Retail's income from such year will reach such NIS 1 million amount. To secure Dor Alon Station’s payment and other obligations to us under the Procurement Agreement, Dor Alon agreed to provide Mega Retail with a floating lien or pledge, unlimited in amount, on all inventory in the convenience stores, subject to any legal prevention, and Dor-Alon and Alon Israel Oil Company Ltd, the controlling shareholders of Dor Alon Management, will guarantee all obligations of Dor Alon Management under the agreement.

The term of the Procurement Agreement is for five years commencing from May 1, 2004, and will automatically be extended for additional one-year periods unless either party gives notice to the other party of its desire to terminate the Procurement Agreement 90 days prior to the expiration of the term of the Procurement Agreement or such year, as the case may be.

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

Transactions with Dor Alon in Connection with Establishment of a Joint Loyalty Plan

On November 29, 2005, Alon Blue Square entered into the following agreements with Dor-Alon:

(i) an agreement establishing a joint loyalty plan for the benefit of Alon Blue Square’ and Dor Alon’s customers, formed as a partnership to be held 75% by Alon Blue Square (now held by Mega Retail) and 25% by Dor Alon (the “Loyalty Plan”). The agreement established, among other things, the formation of the partnership, its management and the arrangements for providing the benefits to the Loyalty Plan customers;

(ii) an agreement under which Alon Blue Square and Dor Alon purchased 49% (36.75% Alon Blue Square and 12.25% Dor Alon) of the shares of capital stock of Diners Club Israel Ltd. (“Diners Israel”) from Credit Cards for Israel Ltd. (“CAL”) for a total consideration of NIS 21.3 million (of which NIS 15.6 million was paid by Alon Blue Square). The consideration was funded through a non-recourse loan granted by CAL to Alon Blue Square and Dor Alon.

On May 25, 2011, we agreed to an amendment to the agreement of principles between CAL, Diners Israel, Alon Blue Square, Dor Alon, and the Alon Blue Square-Dor Alon Joint Loyalty Plan Partnership, and in July 2011, all suspending conditions set forth in the agreement were completed, the amendment to the agreement came into effect. Pursuant to the amendment, Alon Blue Square and Dor Alon would have the right to the profits of Diners Israel Ltd. in accordance with their holdings (49% of Diners Israel Ltd.), both related to the "You" bearing credit cards, and to all other credit cards issued by Diners, effective as of January 1st, 2011. Additionally, the amendment sets the terms as to the business relationship between the parties, including cancellation mechanism in the event the Loyalty Plan is cancelled by the purchasers and specific provisions regarding distribution of dividends, and the ongoing relationship between Diners and the Loyalty Club and Diners management. During July 2011, he Company and Dor Alon exercised their option to purchase the shares and repaid the loan to CAL.

Arrangements with Bee Group

Supply Agreement with Bee Group

Mega Retail is a party to a supply agreement with Bee Group, Kfar Hasha’ashuim Toy Chain Stores Ltd., (f/k/a All For a Dollar Ltd.), Sheshet Houseware Stores Ltd. and Fifo Babies Ltd. (collectively, the "Supplier") through January 2, 2015. Pursuant to the agreement, Mega Retail purchases the Supplier's products, including, among others, toys, houseware, electrical appliances and market the products in Alon Blue Square stores. The Supplier sells its products to Mega Retail at a discount to the list price of such products. Pursuant to the recent amendment to the Israeli Companies Law, on November 10, 2011, the audit committee of Naaman determined that the period of this agreement (ten years from January 3, 2005 to January 2, 2015) is reasonable under the specific circumstances.

Arrangements between Alon Blue Square and BSRE

On March 23, 2011, the shareholders of BSRE approved the participation in the directors’ and officers’ liability insurance policy acquired by Alon for a period beginning on January 1, 2012, and ending on December 31, 2012, which has since been extended for one year as described in "Item 6. Directors, Senior Management and Employees – C. Board Practiced – Office Holder Insurance".

Pursuant to the Transfer Agreement and Split Agreement entered into by the Company and BSRE, as described in “Item 4. Information on The Company - B. Business Overview - Real Estate”, Alon Blue Square transferred assets with a total book value as of December 31, 2005 of approximately NIS 1.1 billion and liabilities with a total book value as of December 31, 2005 of approximately NIS 759.3 million. In consideration, BSRE issued to the Company 22,642 ordinary shares.

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

Agreements with Respect to Properties Operated by Mega Retail.

On June 23, 2006, the Company entered into a lease agreement with Mega Retail pursuant to the lease agreement provisions of the general services framework and expenses allotment agreement which the Company entered into with Mega Retail on October 11, 2005 (the "Lease Agreement"). The Company assigned to BSRE all of its rights and obligations under the Lease Agreement. The underlying properties (23 supermarket stores) were also transferred by the Company to BSRE. See below – "Transfer of Real Estate Assets from Mega Retail to BSRE".

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

Transfer of Real Estate Assets from Mega Retail to BSRE

In September 2009, Alon Blue Square reorganized its real estate activities pursuant to which Mega Retail transferred all of the real estate held by it to BSRE. The transfer was completed on September 13, 2009, and, pursuant to the approval of the Israeli Tax Authority, the transfer was effective as of March 31, 2009.

As part of the transaction, all real estate property (and related leases) held by Mega Retail and Mega Retail's subsidiaries were transferred to BSRE. All real estate property owned by Mega Retail prior to the transfer was leased back by BSRE to Mega Retail for its retail activities under terms similar to existing lease agreements between BSRE and Mega Retail and existing lease agreements between BSRE and Alon Blue Square for properties that were previously transferred to Mega Retail, as described below. The periods of the existing lease agreements were extended to match the period of the new lease agreement, i.e., 10 years from the effective date of the transfer of the Mega Retail real estate assets to BSRE, with an additional option period of five years exercisable by Mega Retail.

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

The sale of Mega Retail's real estate property (and related leases) to BSRE was for an aggregate consideration of approximately NIS 463 million. As part of the consideration for the transaction, BSRE assumed Mega Retail's financial liabilities to a bank in an amount of approximately NIS 390 million that were attributed to the transferred properties and paid the Company the balance of NIS 68 million, representing the difference between the value of the transferred properties (less certain expenses associated with the transfer) and the assumed liabilities. BSRE financed the assumption of the liabilities by paying a bank NIS 140 million and entering into a loan agreement with the bank for a 15-year loan for the remaining amount of NIS 250 million. Pursuant to the loan agreement, BSRE must comply with certain financial terms and covenants. As of March 29, 2013, BSRE met these covenants. In addition, BSRE has pledged 13 of the transferred properties (including income from the lease agreements with Mega Retail) as collateral for the loan, and agreed that it will not grant any floating charge on its assets without prior consent from the bank.

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

The agreement is for an initial term of five years (as of January 1, 2006) and will be extended from time to time upon the parties' consent for additional five-year terms (or such other period agreed to by the parties at the extension date). The Company may terminate the agreement during the agreement term upon six months' prior notice. The agreement was extended for an additional five-year term, commencing January 1, 2011, after having been approved by the shareholders of BSRE. Pursuant to a recent amendment to the Israeli Companies Law, this agreement is subject to the approval of the audit committee, the board and the shareholders of the Company each three years. In 2012, the Company received approximately NIS 4.3 million for the services.

Agreement with respect to the Allocation of Various Insurance Expenses

Pursuant to an agreement entered into on August 13, 2006, insurances obtained by BSRE, such as: elementary insurance including, structure insurance, insurance for independent contractors, funds insurance, third party liability insurance and employers liability insurance will be obtained within the group policy of the Alon Blue Square group. The insurance costs and expenses are allocated between the parties in accordance with different ratios determined by the parties depending on the insurance involved. Pursuant to a recent amendment to the Israeli Companies Law, on December 13, 2011, the audit committee of the Company determined that this agreement is not an extraordinary agreement and does not have a material influence on the Company's profitability, and therefore reapproved this agreement for additional three years.

Deposit of Cash Balances Agreement

Pursuant to the agreement entered in August 2006, and has subsequently been extended until February 28, 2014, BSRE may, with the Company's consent from time to time, deposit funds with the Company and receive in return funds on ON CALL terms (on an on-demand basis). The amount of funds lent from each party to the other party may not exceed NIS 200 million at any time. Under the agreement no collateral is granted in exchange for the deposited funds. The interest paid by each party for funds received according to this arrangement will be at a rate equivalent to the rate that the Company is charged by banks in such month for ON CALL credit (short-term loans) on a monthly weighted average basis. The term of the agreement was two years from its approval by the shareholders of BSRE (February 28, 2007), and was extended for an additional term until the end of February 2014. The agreement may be terminated by either party upon a one day, prior notice.

In addition, the Company and BSRE entered into an agreement with respect to transfer of employees from the Company to BSRE.

Ordinary Course Transactions

From time to time, Alon Blue Square, or its subsidiaries, enter into agreements and engage in transactions in the ordinary course of business with its subsidiaries and affiliates, such as for the purchases of merchandise, gasoline purchase agreements, including in connection with the operation of our gasoline station(s) and gas supply agreements with the Alon Group, joint sales and marketing promotions and legal consulting. Some subsidiaries enter into agreements and engage in transactions with other subsidiaries and affiliates of Alon Blue Square.

The terms and conditions of all of these agreements and transactions are at “arm’s-length.” We intend to enter into similar agreements and to engage in similar transactions in the future. In addition to ordinary course agreements and transactions, Alon Blue Square and certain of its affiliates have entered into other agreements and transactions.

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

In addition, in connection with the transfer of Mega Retail's real estate assets to BSRE, Mega Retail and BSRE also entered into the following agreements:

Kibbutz Eyal

BSRE and Eyal Hasharon, an agriculture cooperative society Ltd. ("Eyal Hasharon"), signed an agreement for the development of a 57 dunam property for storage and logistics usage. Pursuant to the agreement, BSRE and Eyal Hasharon jointly hold in equal parts a new company, Eyal Baribua Ltd. ("Eyal Baribua"), to which Kibbutz Eyal transfered the property. In addition, pursuant to this agreement BSRE transfered to Eyal Baribua an amount based on the purchasing costs, development costs and an additional cost. In the event that the costs exceed $100,000 per dunam, BSRE will have the right to terminate the Agreement. On July 11, 2011, following the approval of BSRE’s audit committee and board of directors, BSRE'e shareholders approved entering into a lease agreement with Mega Retail, pursuant to which BSRE will construct the logistics center in Kibbutz Eyal to be leased by Mega Retail. For more information, see “Item 4. Information of the Company – B. Business Overview – Real Estate – Logistics Areas.”

Agreements with Respect to Properties Operated by Mega Retail

As part of the Real Estate Transfer, all of the real estate property used by Mega Retail prior to the Real Estate Transfer is leased back by BSRE to Mega Retail for Mega Retail's retail activities under terms similar to existing lease agreements between BSRE and Mega Retail and existing lease agreements between BSRE and Alon Blue Square that were previously transferred to Mega Retail.

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

Arrangements between Bee Group and Naaman

On August 15, 2011, Naaman and Vardinon entered into a Supply and Consignment Agreement (the "Supply Agreement") with Bee Group, pursuant to which Naaman and Vardinon will supply to Bee Group several products (the "Products") to be sold on a future website to be established by Bee Group. Under the Supply Agreement, Bee Group will pay Vardinon and/or Naaman, as applicable, for the Products to be sold by Bee Group based on Naaman’s and/or Vardinon’s price list, as applicable, previously approved between the parties. The term of the Supply Agreement is for a period of three years, from until August 14, 2014. The Supply Agreement will be extended for additional three year periods, subject to the required approvals under applicable law. Each party may terminate the Supply Agreement by the delivery of a three months prior written notice to the other party. Following the merger between Naaman and Vardinon on December 30, 2012, all rights and obligation of Vardinon under the Supply Agreement, were transferred to Naaman.

Arrangements between Mega Retail and Eden Teva and Naaman

Mega has an unwritten arrangements with Eden Teva, according to which Eden Teva sells its products in certain Mega stores (store in store format), and Mega receives a certain percentage of the sales of Eden Teva products. Mega has a similar arrangement with Naaman.

Arrangement between Dor Alon and Alon

Natural gas purchase agreement between the partners of Tamar Partnership and a subsidiary of Dor Alon

On December 9, 2012, Dor Alon Energy Centers, a limited partnership under the control of a subsidiary of Dor Alon (55%) and a third party (45%) (the "Partnership") signed a natural gas purchase agreement with the partners of Tamar Partnership, including among others, Dor Gas Search Limited Partnership, which is under the control of Alon Natural Gas Exploration Ltd., a subsidiary of Dor Alon, for the operation of existing facilities and a power plant, if established, aimed to provide Sugat's energy requirements. Pursuant to the agreement, Tamar Partnership is to supply the Partnership with natural gas in the amount of up to 1.68 BCM (billion cubic meters) in accordance with the terms of the Supply Agreement. For more information, see "Item 4. Information on the Company – B. Business Overview – Fueling and Commercial Sites – Marketing – Other Activities – Establishment of a Power Plant."

Arrangements with Tnuva

We purchase most of our dairy, fresh produce and poultry products from the Tnuva corporation, which holds a leading position in the domestic dairy and poultry markets. To our knowledge, some of the collective acquisition entities of kibbutzim in Israel that hold shares of Alon, our controlling shareholder, hold 23% of the shares of Tnuva. In addition, our director, Yitzhak Bader, also serves as a director on the board of directors of Tnuva.  In 2012, Tnuva’s products accounted for approximately 15.2% of all the products sold at our supermarkets. These arrangements are in the ordinary course of our business, and the terms and conditions of these arrangements are at "arm's-length".

Arrangements with David Wiessman, our Chief Executive Officer

See “Item 6. Directors, Senior Management and Employees - B. Compensation.”

Employment Agreement with Moran Wiessman

Beginning in January 2009, Ms. Moran Wiessman has been employed by our wholly-owned subsidiary Bee Group as the manager of the Bee Group internet sites. Ms. Wiessman is the daughter of Mr. David Wiessman, our Chief Executive Officer. As of December 31, 2012, Ms. Wiessman receives a monthly salary of NIS 16,000, a cell phone at the expense of Bee Group, and Bee Group assigned a car to Ms. Wiessman as is customary in Bee Group for employees at the same level. In addition, Ms. Wiessman is entitled to standard social allocations by Bee Group (5% for provident fund, 8.33% for severance payments and 1% for disability insurance) and other social benefits that are standard for an employee in her position.

Salary increases or bonuses shall be granted as is customary in Bee Group based on the professional performance of Ms. Wiessman. Ms. Wiessman's monthly salary may be increased by Bee Group management up to 20% annually. Bee Group management is entitled to grant Ms. Wiessman an annual bonus as is customary in Bee Group of only up to six monthly salaries a year. The grant requires the approval of our audit committee that will confirm that the bonus was given according to the grant's policy in Bee Group.

C.	Interests of Experts and Counsel.

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information.

The financial statements required by this item are found at the end of this Annual Report, beginning on page F-1.

Board Resolution on Dividend Distributions

In connection with our issuance of NIS 400 million in aggregate principal amount of unsecured 5.9% convertible and non-convertible debentures in August 2003, Alon Blue Square's board of directors resolved that Alon Blue Square would not distribute dividends in any quarter if the ratio of our net financial obligations (as then defined by S&P-Maalot, an Israeli rating agency owned by S&P) to EBITDA for any quarter exceeds 3.5 until June 30, 2006 or exceeds 3.0 thereafter. Alon Blue Square'sboard of directors also resolved that Alon Blue Square would not distribute dividends in any quarter if the ratio of the unencumbered fixed assets (net of depreciation) and investment property as set forth in our financial statements to financial obligations (as then defined by S&P-Maalot) for any quarter is below 120%.

On January 14, 2010, Alon Blue Square's board of directors decided that in view of the changes and development of Alon Blue Square since 2003, including the transfer of Alon Blue Square and Mega Retail's real estate properties to BSRE (which operates under financial obligations to EBITDA ratios appropriate for real estate companies and currently holds a major part of the consolidated debt), the purchase of Bee Group (a Non Food retailer), and the reorganization of Alon Blue Square food retail activities in its subsidiary, Mega Retail Ltd., that the ratio of net financial obligations to EBITDA is to be calculated by deducting from the net financial obligations Alon Blue Square's debt which is related by the company to real estate that is not in use by Alon Blue Square (which is equal to 75% of the investment property as recorded on the balance sheet). Due to the acquisition of Dor Alon in October 2010, the increase in fuel prices which increased our capital needs, the Company's then investment plan to open additional Mega Retail stores, the entrance of BSRE to additional new projects and the launching of Alon Cellular, our board of directors further resolved that Alon Blue Square would not distribute dividends in any quarter if the ratio of our net financial obligations (calculated in accordance with the deduction described above) to EBITDA for any quarter exceeds 6. On December 31, 2012, the net financial obligations to EBITDA (calculated in accordance with the deduction described above) is less than 6 (taking into account Dor Alon’s financial obligations as of December 31, 2012).

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

In July 2007, the Israeli Tax Authority issued to the Company Value Added Tax assessments for the years 2002- 2006 in the amounts of approximately NIS 22 million in connection with the subject matter of the foregoing deduction assessments. The Israeli Tax Authority did not accept most of the Company's position, although it agreed to deduct the total amount to approximately NIS 16.3 million. In February 2009, the Company filed an appeal with the District Court. Following negotiations held between the Company and the Israeli Tax Authorities, a settlement agreement was approved by the court in November 2012, in terms of which the Company agreed to pay NIS 21 million. In January 2013, the Company signed an agreement with the Income Tax Authority regarding deduction assessments for the years 2005-2008.

During 2011 the Company received a demand from the National Insurance for additional payments based on the Income Tax Authority assessment, related to such certain benefits granted to employees in the Company’s stores in the amount of NIS 27.5 million for the years 2001-2004. The Company's appeal was rejected by the National Insurance. The Company received in January 2013, a demand to produce documents for the years 2005-2008 regarding this matter. The Company intends to appeal this demand with the labor court. In the opinion of the Company, based on the opinion of its legal advisers, the chances that the Company's position will be accepted are higher than them of being rejected. Accordingly, the Company did not make any provision in its financial statements for the years 2001-2005, and in the opinion of the Company and its advisors, the provisions included in the Company's financial statements are sufficient to cover the potential liabilities for the years 2006-2008.

Dor Alon received claims for additional retroactive municipality taxes for four of its filling stations by the Hof Hasharon district Council ("the Council"). For one of the stations, the claim was significantly reduced as a result of an agreement reached between Dor Alon and the Council. The other claims amounted to approximately NIS 17 million. Dor Alon appealed the Council's Municipal Tax claims. Based on information received from Dor Alon's management, the Company believes that the chances that the claim will be allowed are less than 50%, and therefore Dor Alon did not make a provision in its financial statements.

Restrictive Trade Practices Inquiry

On January 5, 2005, the Commissioner of the Israeli Antitrust Authority issued his final position regarding “commercial restrictive practices between the dominant food suppliers and the major supermarket chains.” In August 2006, the Restrictive Trade Practices Court approved a consent decree reached between the Commissioner and certain food suppliers. The consent decree is directed at the food suppliers listed therein and stipulates various prohibitions, conditions and restrictions that apply to these suppliers with regard to certain practices. In January 2013, the Commissioner granted an exemption from approval of the restrictive arrangement for a limited period. The exemption is until the end of March 2013 with respect arrangement of soft drinks, until the end of September 2013 with respect to the arrangement of milk products and until the end of 2013 with respect to the arrangement of "van sale" products (such as ice cream, newspapers and bread products). Please see “Item 4. Information on Alon Blue Square - B. Business Overview - Government Regulation”.

We are subject to legal proceedings in connection with business licenses

The operation of the Company’s stores in Israel requires permits from several authorities including the Health Ministry and the Police and Fire Departments. In the event that the Company is unable to obtain or maintain the required permits, it may be required to close the affected stores or departments or take other action. However, the Company does not anticipate that not obtaining the necessary permits will have a material adverse effect on its business. From time to time the Company and some of its directors and managers are indicted in connection with business licenses and planning and building regarding of the Company's stores. As of the date of this Report, there are provisional closure orders pending against some of the Company's stores or departments. The Company is working towards obtaining the required permits and at the same time delaying the effectiveness of the provisional orders until such required permits are obtained. Management estimates that these matters will not have a material adverse effect on the Company's operations.

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

In November 2010, a claim and a request to recognize it as a class action was filed against YOU, claiming that discounts for filling the car with diesel at DorAlon petrol stations, which the club supposedly promised as well as wrongly advertised were not given in reality. If the claim were to be accepted as a class action, the claimant assesses his claim at NIS 54 million. In the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%. Accordingly, the Company did not make any provision for this claim in its financial statements.

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

In August 2010, the Company and some of its subsidiaries were served with a claim in which they are being sued by a former supplier of fruits and vegetables claiming that the company breached the agreements between the parties regarding the supply of fruits and vegetables, a breach that allegedly resulted in damages assessed by the plaintiff at approximately NIS 178 million. As mentioned in the claim, due to court fees, it was filed for the sum of NIS 100 million. The Company has denied all the above allegations. The Company believes it acted according to all binding agreements and is not liable to any damages claimed. The Company further denies that any damages were at all caused to the plaintiff. In the opinion of the Company, based on the opinion of its legal advisers, the possibility that the claim will be rejected exceeds 50%. Accordingly, the Company did not make any provision for this claim in its financial statements.

In September 2011, a lawsuit was filed against Mega Retail and Shufersal along with a request to be approved as a class action in relation to the issuance and sale of purchase vouchers. The action consists of two claims: 1. The designation of an expiration date to the vouchers constitutes a "depriving condition" in a standard contract and is therefore invalid; and 2. The voucher provision that a consumer who uses vouchers to pay for his purchase can be given change only in vouchers redeemable in the same store constitutes a "depriving condition" and is therefore invalid. The claimant asked for declaratory relief that these provisions are invalid, as well as for damages calculated by the court, taking into account all holders of vouchers and/or shoppers who have used the vouchers over the past seven years. Mega, Shefersal and the plaintiff have agreed to enter into a mediation process, which as of the date of thie report is still pending. In the opinion of the Company, based on the opinion of its legal advisers, the possibility that the claim will be rejected exceeds 50%. However, the Company has agreed to enter into a mediation process, which as of the date of this Annual Report is still pending. If the mediation will be successful, the impact on the Company's profit or loss will be immaterial. In the opinion of the Company and its advisors, the Company has made sufficient provisions in its financial statements for this mediation.

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

On July 26, 2012, a letter of claim and motion for approval as a class action was filed against Mega, for an aggregate amount of approximately NIS 18 million. The Plaintiff claims that Mega failed to properly mark certain delicatessen and bakery products, which are baked and packed prior to sale within Mega's supermarket stores, with information regarding their ingredients, nutrition facts, expiry date, etc. In the opinion of the Company, based on the opinion of its legal advisers, the possibility that the claim will be rejected exceeds 50%. Accordingly, the Company did not make any provision for this claim in its financial statements.

On September 24, 2012, a letter of claim and motion for approval as a class action was filed against a subsidiary of Mega Dr. Baby Marketing and Distribution (888) Ltd., Company's subsidiary Bee Group Retail Ltd, and a manufacturer of baby products, for an aggregate amount of approximately NIS 135 million. The plaintiff claims that baby mattresses sold by the defendants as bearing a safety certificate issued by the Standards Institution of Israel, never received any such approval. In the opinion of the Company, based on the opinion of its legal advisers, the possibility that the claim will be rejected exceeds 50%. Accordingly, the Company did not make any provision for this claim in its financial statements.

On November 1, 2012, a letter of claim and motion for approval as a class action was filed against Mega, the You Customer Club, Diners Club Israel Ltd., and Credit Cards for Israel Ltd., for an aggregate amount of approximately NIS 120 million. The Plaintiff claims that the defendants mislead the holders of a certain You credit card named "CalChoice". The You credit card "CalChoice" enables its holders to obtain extra credit by way of charging a minimum of NIS 200 for every NIS 5,000 spent. The remaining balance is postponed and is charged in the next month, while the holder of the card can provide each month the amount he would like to pay out of such balance. The Plaintiff alleges that the defendants do not properly notify the client of the interest rate to be charged, and that such interest rate is significantly higher than interest rates charged at bank accounts or other competing credit cards. The plaintiff further claims that the defendants did not properly notify the card holder of his option to determine the amount to be charged each month, whilst automatically charging the minimum required.  In the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%. Accordingly, the Company did not make any provision for this claim in its financial statements.

In January 2013, a letter of claim and motion for approval as a class action was filed against Mega Retail for an aggregate amount of approximately NIS 9 million. The Plaintiff alleges that the description of certain products sold at Mega's internet site for online shopping, containing words such as "Fresh", "Natural" and/or "Without Sugar" is misleading and does not meet standards required by law. In the opinion of the Company, based on the opinion of its legal advisers, the possibility that the claim will be rejected exceeds 50%. Accordingly, the Company did not make any provision for this claim in its financial statements.

In March 2013, a letter of claim and motion for approval as a class action was filed against Mega Retail, alleging that Mega charged sums exceeding the maximum sums permitted by law for certain butter, milk and sour cream products. The claim does not state the amount sought. The Company is currently reviewing the Claim and denying all allegations. However, at this time, given this matter is preliminary in nature, our financial statements currently do not provide for any amount. We will continue to assess this matter as the request for the class action develops.

We are subject to legal proceedings in connection with business licenses

The operation of the Company’s supermarkets in Israel requires permits from several authorities including the Health Ministry and the Police and Fire Departments. Some of these permits are currently in the name of the Co-Op Blue Square Services Society, or the Co-Op, our former controlling shareholder, and entities other than the Company, and have not yet been transferred or re-issued to the Company. In addition, as a result of the reorganization of the Supermarket and Real Estate operations conducted by the Company, such permits are to be transferred to the name of Mega Retail. In the event that the Company is unable to obtain or maintain the required permits, it may be required to close the affected stores or take other action. However, the Company does not anticipate that not obtaining the necessary permits will have a material adverse effect on its business. As of December 31, 2012, some of the Company's supermarket stores have no valid business permits/license. From time to time the Company and some of its directors and managers are indicted in connection with business licenses and planning and building regarding of the Company's stores. As of the date of this Report, there are provisional closure orders pending against some of the Company's stores. The Company is working towards obtaining the required permits and at the same time delaying the effectiveness of the provisional orders until such required permits are obtained. Management estimates that these matters will not have a material adverse effect on the Company's operations.

Legal proceedings which ended prior to the date of this annual report

In September 2011, a lawsuit was filed against Mega Retail along with a request to be approved as a class action in regard to the sale of products which, as argued by the claimant, are subject to the Product and Service Price Regulation Order (Maximum Prices for Milk and Milk Products) (the "Order") . The law suit claims that since the products carry special kosher certifications they are offered at prices higher than the maximum prices allowed according to the Order. The claim was also filed against Tnuva and two competing supermarket chains. The damages sought from Mega Retail are NIS 6 million. In December 2012, a settlement between the parties was approved by the court.

In July 2011, a letter of claim and a motion for approval of action as class action was filed against Mega Retail, claiming that Mega Retail charged higher prices than it should have charged on packs that contain two boxes of "Ski" soft white cheese produced by Strauss and sold in cardboard packs, and contrary to its promise that the discount would account to 20% of the price of "Ski" boxes of 500 grams, granted an actual discount of only 3%, causing the consumers to pay NIS 3.73 more than they should for each pack. The appellant claims that as a result of not being given the discount by Mega Retail the damage incurred by the class members is approximately NIS 19 million per month. The court was also asked to issue an affirmative order to instruct the respondent to grant to the consumers who buy the larger packages a significant discount of at least 20% relative to the price per unit of the product in the smaller package. In March 2013, a request to withdraw the claim was approved by the court.

In December 2011, a letter of claim and a motion for approval of action as a class action was filed against the Company's 51% subsidiary, Eden Briut Teva Market Ltd. ("Eden") and additional food supplier, alleging that Eden and the additional food supplier are violating the Public Health (Food) Order [new version], 5643-1983 and its regulations, according to which certain products must be marked with a choking hazard warning. If the claim is approved as a class action, the plaintiff claims it should apply to all Eden customers that purchased products which should be marked as aforementioned, including any customer who had bought such products by way of bulk. If the claim is approved as a class action, the approximate claim is estimated by the plaintiff at approximately NIS 10 million. In June 2012, a mutual request to withdraw the claim was approved by the court.

On July 1, 2012, a letter of claim and motion for approval as a class action was filed against Mega and Din Marketing and Roasting Ltd., at an aggregate amount of approximately NIS 3 million of monetary damages and approximately NIS 2.5 non-monetary damages. The plaintiff claims that the defendants sell sugared fruit products with food coloring as "dried fruits", and therefore are in breach of a standard forbidding adding food coloring to dried fruits and in breach of the Consumer Protection Law. The abovementioned products are sold under the private label of Mega. In December 2012, a mutual request to withdraw the claim was approved by the court.

On July 15, 2012, a letter of claim and motion for approval as a class action was filed against the Company and Mega, for an aggregate amount of approximately NIS 314 million. The Plaintiff claims that the defendants failed to properly mark prices per weight unit of certain food products that are saturated with fluids. It is claimed that the net weight of the product should be marked after reducing the weight of the fluids, and that by not reducing the fluids it is impossible to compare the price per weight unit of different types of the product (for example canned products compared to frozen or fresh products of the same type). In February 2013, a request to withdraw the claim was approved by the court.

On September 13, 2012, a letter of claim and motion for approval as a class action was filed against Mega, Shufersal Ltd. and certain food suppliers, for an aggregate amount of approximately NIS 12 million. The Plaintiffs claim that the defendants, who produce, import and/or market egg-noodle products, failed to properly mark these products with required information regarding the quantity of eggs they contain. It is claimed that the products do not contain the minimum required quantity of eggs for them to be labeled as "Egg-Noodles", as required by the applicable Israeli formal standard. It is further claimed that the information regarding the ingredients of such products is per 100 gram dry product, when it should be made per 100 gram cooked product. In December 2012, a mutual request to withdraw the claim was approved by the court.

On October 11, 2012, a letter of claim and motion for approval as a class action was filed against Mega and a certain food supplier, for an aggregate amount of approximately NIS 86 million. The Plaintiff claims that several food products sold at Mega supermarkets are not marked properly to reflect the content percentage of the significant ingredient of the product, such as the percentage of fish in "fish burgers", the percentage of corn in "corn schnitzel", etc. In addition to the compensation sought, the plaintiff's request is that the court would issue a declaratory relief and a mandatory order to mark the products as required by law. In March 2013, a request to withdraw the claim was approved by the court.

On November 4, 2012, a letter of claim and motion for approval as a class action was filed against Mega and a manufacturer and supplier of ready-made cakes and cookies products for an aggregate amount of approximately NIS 5 million.  The Plaintiff claims that the defendants failed to properly mark certain products sold by them which contain artificial food colorings with the Hebrew name of such food colorings on the product's label, as required by law. In November 2012, the plaintiff's request to withdraw the claim was approved by the court.

In January 2012, a claim and a request to recognize it as a class action were filed aginst Eden Teva, regarding the alleged violation of the Consumer Protection Law and regulations, by not marking the price per weight unit of certain products which are packed by Eden Teva. If the claim is approved as a class action, the approximate claim is estimated by the plaintiff at approximately NIS 5 million. The Company and the claimant settled the claim as a result of which the Company paid an immaterial amount to the claimant. The settlement has been approved by the court.

On May 25, 2012, a letter of claim and motion for approval as a class action was filed against Mega Retail Ltd. ("Mega"), claiming that Mega is in breach of regulations of the Consumer Protection Law with respect to the font size of the terms of sale in written advertisements. The appellant argues that the financial damage incurred by all class members is NIS 15 million.  In March 2013, the claim was dismissed by the court.

On November 25, 2012 a letter of claim and motion for approval as a class action was filed against Mega Retail for an aggregate amount of approximately NIS 2.8 million. The Plaintiff claims that the defendant failed to properly mark products sold by it with the price per unit of measure, in addition to the total price of the product. On April 8, 2013 the court accepted the plaintiff's request to withdraw the claim.

In July 2011, a letter of claim and a motion for approval of action as class action was filed against Mega Retail, claiming that Mega Retail misleads its consumers to think that the 500 gram and 750 gram white cheese packages manufactured by Strauss and Tnuva which are labeled as "Economy Packs" are sold at a discount compared to 250-gram packages. The appellant argues that the damage incurred by all members of the class totals approximately NIS 28 million. It has also requested to issue an affirmative order to instruct Mega Retail to provide its clients, who buy the larger packages, a significant discount of at least 20% compared to the price per unit of the product in the smaller package. In the opinion of the Company, should it be obligated to pay any amount with regard to this matter, it is not expected to be a material sum. In April 2013, the court approved a settlement agreement entered into between the parties.

In July 2011, a letter of claim and a motion for approval of action as class action was filed against Mega Retail, claiming that Mega Retail has unjustly enriched itself at the expense of the consumers by selling large packages of goods which are labeled as "economy packs", but has not lowered the price of the larger package, thus forcing the consumers to buy a more expensive product instead of sufficing for an ordinary package. The appellant argues that the financial damage incurred by all class members is NIS 15 million. The appellant further argues that the class suffered a non-monetary damage which it did not quantify. The court was also asked to issue an affirmative order to instruct the respondent to price its products according to the labeling as an "economy package". In April 2013, the court approved a settlement agreement entered into between the parties.

A request for municipal taxes, including an increase of annual taxes, for approximately NIS 3.2 million and a retroactive request for NIS 12 million, together with linkage and interest differences, were issued relating to the logistics center in Rishon Letzion owned by Mega Retail. On July 2012, the parties reached a settlement pursuant to which Mega Retail paid the municipality of Rishon Letzion, a nonsignificant amount.

Legal Proceedings related to our Fueling and Commercial Sites

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

In October 2009, Dor Alon received a statement of claim and an application for approval of the claim as a class action; the claim was lodged against Dor Alon and other fuel companies. The claimant claims payment of damages of NIS 124 million (Dor Alon's share in the said claim amount as per the statement of claim is NIS 21.9 million). According to the claimant, the defendants overcharged him for fuel when filling up his car. According to the claimant, after passing his debit card but before starting to fill up, the payment meter started operating without the provision of fuel. The overcharge has allegedly amounted at times to several Agorot and at times to several NIS. The parties have reached a compromise that was rejected by court, and the court asked the parties to file their pleadings before the compromise agreement is filed. In the Company's opinion, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%. Accordingly, the Company did not make any provision for this claim in its financial statements.

In December 2010 an indictment was issued in the local court in Tel Aviv against Dor Alon, a subsidiary of Dor Alon, two officers of Dor Alon and an employee a claim by the Environment Ministry claiming they did not perform checks of the leakage of fuel tanks and pipes in a number of Dor Alon's filling stations and claiming that they did not pass the results of their waterproofness checks to the person in charge of the prevention of water contamination by fuels in the Environment Ministry, claiming omission of reporting of an oil leak, non-treatment of a facility that was not waterproof and the non-installation of a piezometer, in accordance with 1959 Water Law and the 1977 (prevention of water contamination regulations)(filling stations) Regulations. The relevant period for performing the waterproofing checks in the indictment was between 2000 and 2004. In the Company's opinion, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%.

In February 2011 a claim and an application for approval of the claim as a class action was filed against Dor Alon, and other fuel companies. The issue in the claim is differences between the temperature of the LPG and the energy it provides as a result of burning. In the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%. Accordingly, the Company did not make any provision for this claim in its financial statements.

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

On August 22, 2011, Dor Alon received a letter of claim and a motion for approval of action as class action against Dor Alon and the three other gasoline companies for a total of NIS 1 billion (of which Dor Alon's share is NIS 167 million). The claimants argue that the gasoline companies inflated the "marketing expense item" which is incorporated into the calculation of the maximum price of gasoline 95 octane by adding expenses unrelated to the sale of gasoline, thus misleading the regulator and enabling themselves to sell gasoline 95 octane at a higher price than the price that should be charged. The claimants assert that this is violation of legislated provisions in the Supervision Order on Goods and Services (Maximum Prices in Gasoline Stations) – 2002; the Consumer Protection Law – 1981; and the Damage Ordinance (new version) – 1968.In the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%. Accordingly, the Company did not make any provision for this claim in its financial statements.

On June 24, 2012, a letter of claim and motion for approval as a class action was filed against New Dorgaz Ltd., a subsidiary of Dor Alon ("Dorgaz"), at an aggregate amount of approximately NIS 42 million. The plaintiff claims that Dorgaz is in breach of the Arrangements in the State Economy Regulations that require that at the time of termination of a contract between a gas supplier and a client that the deposit payments be returned linked to the Israeli Consumer Prices Index.  In the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%. Accordingly, the Company did not make any provision for this claim in its financial statements.

On September 3, 2012, a letter of claim and motion for approval as a class action was filed against Dor Alon and a subsidiary of Dor Alon, for an aggregate amount of NIS 50 million. The plaintiff claims that Dor Alon failed to comply with law requirements regarding sanitarian standards of lavatories at its petrol stations, particularly cleaning requirements and intactness of facilities. In the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%. Accordingly, the Company did not make any provision for this claim in its financial statements.

On September 6, 2012, a letter of claim and motion for approval as a class action was filed against Dor Alon, for an aggregate amount of NIS 43.2 million. The plaintiff claims that as a customer of the Dor Alon "Spidomat" arrangement for car fueling at reduced prices, she discovered that her reduction was less than the regular discount given to all other customers at the station. As result, the Plaintiff claims she suffered financial damages from being a member of the “Spidomat” arrangement. In the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%. Accordingly, the Company did not make any provision for this claim in its financial statements

On September 13, 2012, a letter of claim and motion for approval as a class action was filed against a subsidiary of Dor Alon and other defendants, for an aggregate amount of NIS 77 million. The letter of claim states that the defendants have breached the provisions of the product and service regulation order (maximum prices in filling stations – 2002 (herein, "the Order") as regards conditions for collection of extra charge on full service, nighttime service and rest days service, as well as the provisions of article 3(D) of the of the product and service regulation order (maximum prices in filling stations) (amendment) – 2006 (herein, "the Amended Order") as regards the signage of self-service fuelling pumps. The claimants argue that the order has set criteria for a minimum rate of self-service pumps in the filling stations out of the total number of pumps in the filling station, and that whenever the criterion is not met, it is prohibited to collect service fee in that station. The claimants further allege that according to the Amended order, whenever a pump is not marked in accordance with the Order, it cannot be regarded as a self-service pump. As a result, the Defendants did not meet the criterion stipulated in the Order in certain stations and are therefore prohibited from collecting service fee in those filling stations. In the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%. Accordingly, the Company did not make any provision for this claim in its financial statements.

A class action was lodged against Dor Alon and other fuel companies in December 2007. The total amount of the claim is NIS 132 million (the subsidiary's share in this amount is NIS 8.8 million). The claimant asserts that the defendants charged each customer NIS 2 for filling on Saturdays and on holidays. In February 2013, the claim was dismissed by the court and on April 14, 2013, the claimant appealed to the court. In the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%. Accordingly, the Company did not make any provision for this claim in its financial statements.

In April 2012, an administrative appeal against the Municipality of Tel-Aviv (and against Dor Alon's subsidiary and additional defendants) was filed with the Supreme Court, concerning the obligating the Municipality of Tel-Aviv to enforce laws against business in Tel Aviv operating during the night and on holidays. Dor Alon's subsidiary's convenience stores are amongst them. The petition was dismissed in February 2012 and is currently at the appeal stage. In the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%.

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

Several bills of indictment and verdicts are pending against Dor Alon and its subsidiaries for operating filling stations or convenience stores without a business license and non-compliance with permits. In addition, closing orders have been issued regarding public filling stations and convenience stores that operated without a business license. The closing orders are pending and Dor Alon is making efforts to get the required business licenses. In the opinion of Dor Alon, the closure of one or more of the filling stations and/or convenience stores that were issued closure orders would not have a material effect on Dor Alon's results of operations.

Legal proceedings which ended prior to the date of this annual report

On November 3, 2010, a claim and a request to approve the claim as a class action was issued against a subsidiary of Dor Alon and other gas companies (the share of Dor Alon's subsidiary was estimated at NIS 4 million). The issue in the claim is the alleged cooperation between the gas companies and apartment builders which requires tenants to enter into contracts with a certain gas supplier in a way the tenant allegedly overpays the gas company. In February 2013, the claim was dismissed by the court.

In December 2010, a claim and an application for approval of the claim as a class action was filed with the District Court in Tel Aviv against Dor Alon, a subsidiary of Dor Alon and the three largest fuel companies in the total amount of approximately NIS 200 million. The claim was filed arguing that liquid oil in the pipes and petrol tanks caused the contamination of ground water. According to the claimants the fuel companies did not adhere to the guidelines of the Environment Ministry and did not check the filling installations were waterproof. In November 2012, a request to withdraw the claim was approved by the court.

In December 2010, a claim and an application for approval of the claim as a class action was filed with the District Court in Tel Aviv against Dor Alon, and other fuel companies in the total amount of approximately NIS 197 million. The issue in the claim is differences in temperature of the petrol between the moment it is acquired by the fuel companies and the moment it is sold to the customers, in a way that misstates the amount of energy sold to the customers and this way, according to the claimant, the fuel companies profit millions of NIS per annum. In November 2012, the court accepted the plaintiff's request to withdraw the claim.

On March 22, 2009, a class action was filed against a subsidiary of Dor Alon and other gas companies; the amount of the claim is NIS 821 million (Dor Alon's subsidiary's share in the said amount is NIS 32 million). In the statement of claim it is asserted that when the defendants replace a gas container to the consumer the container still contains a certain volume of gas, which is later used by the defendants. According to the claimants, the defendants fully charge the claimants for the gas in the container but the consumers do not use all of the gas they pay for, since some of the gas is taken back by the defendants. In March 2013, a settlement between the parties was approved by the court.

On August 10, 2011, Dor Alon received a letter of claim and a motion for approval of action as class action against a subsidiary of Dor Alon and its subsidiary for a total amount of NIS 2.5 thousand. The letter of claim argued that pursuant to the Consumer Protection Law, 1981, the defendants are obligated to provide their customers free phone services for a call in connection with complaints about products or services provided by the defendants. The Company and the claimant settled the claim pursuant to which the Company will pay an immaterial amount to the claimant. In January 2013, the settlement was approved by court.

On October 23, 2011, Dor Alon received a letter of claim and a motion for approval of action as class action against Dor Alon and a subsidiary of Dor Alon for a total amount of NIS 6 million. The letter of claim argued that pursuant to the Consumer Protection Regulation (Price per unit of measure), 2008, the subsidiary is obligated to label the products in Alonit stores with a price per unit of measure in addition to the total price. In August 2012, the court accepted the plaintiff's request to withdraw the claim.

On April 15, 2012, Dor Alon received a letter of claim and a motion for approval of action as class action against a subsidiary of Dor Alon and third parties for a total amount of approximately NIS 4.4 million. The letter of claim argued that the defendants violated the provisions of the Parking for Disabled People Law, 1993-5753 and the Equality for People with Disabilities Law, 1998-5758, by not providing free parking to disabled people in the parking lot of "City Windows" in Haifa. The plaintiff argued that pursuant to the Law, the defendants are obligated to provide free parking in public parking lots and in public places that the only access to them is through parking in such public places. In November 2012, the court accepted the plaintiff's request to withdraw the claim.

On August 11, 2011, Dor Alon received a letter of claim and a motion for approval of action as class action against Dor Alon, a subsidiary of Dor Alon and others for a total amount of NIS 33 million. The letter of claim argued that the defendants violated the provisions of the law which prohibits selling tobacco products to minors by placing automatic cigarette vending machines in the filling stations operated by the defendants even though the automatic vending machines are not owned and/or operated by Dor Alon or its subsidiary. In February 2013, the court accepted the plaintiff's request to withdraw the claim.

Legal Proceedings related to our Non-Food Segment

In May 2011, a claim and a request to recognize the claim as a class action was filed against the Company regarding special sales held at "Kfar Hasha'ashuim" brand toy stores operated by the Company's 100% wholly owned subsidiary, Bee Group Retail Ltd. According to the claimant, the toy stores misled their customers by not presenting the prices charged for products prior to the special sales, as required by law, in addition to the special sales prices. The claimant estimates the damage to the group of claimants for the purposes of the claim at NIS 30 million. We will continue to assess this matter as the request for the class action develops. In November 2012, the plaintiff's request to withdraw the claim was accepted by the court.

In January 2012, a letter of claim and a motion for approval of action as a class action was filed against the Company regarding the sale of toy and other products by its "Kfar Hashashuim" chain of stores.  The Claim alleges that the company fails to mark in Hebrew required details such as identifying details of the importer of the products, the manufacturer, supplier, country of manufacturing, as well as the range of ages the product is designated for, and certain warnings required by law. If the Claim is approved as a class action, the approximate claim is estimated by the plaintiff at approximately NIS 18 million. The plaintiff further requested the court to issue a decree ordering the Company to fulfill the requirements of the law and mark its products accordingly. In the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%. Accordingly, the Company has not made any provision for this claim in its financial statements.

General

We are involved in various other legal or other proceedings incidental to the ordinary course of our business. We do not believe that any of these proceedings, individually or in the aggregate, will have a material adverse effect on our business, financial position or operating results.

Independent Accountants

On February 12, 2013, Alon Blue Square's shareholders approved the reappointment of Kesselman & Kesselman as our auditors for the year ending December 31, 2012. Kesselman & Kesselman has no relationship with us or with any affiliate of us, except as auditors.

B.	Significant Changes.

Except as otherwise disclosed in this Annual Report, no significant change has occurred since December 31, 2012.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details.

ADSs

The following table sets forth the annual high and low closing prices for Alon Blue Square ADSs for the five most recent full financial years as reported by the New York Stock Exchange.

Year	High	Low

2008	$14.4	$5.6
2009	$11.2	$5.3
2010	$14.9	$8.1
2011	$10.6	$4.0
2012	$4.3	$1.8

The following table sets forth the quarterly high and low closing prices for Alon Blue Square ADSs for each quarter of the two most recent full financial years and the subsequent quarterly period, as reported by the New York Stock Exchange.

Year	High	Low

2011
First quarter	$10.6	$8.5
Second quarter	$10.5	$7.7
Third quarter	$8.5	$4.6
Fourth quarter	$6.1	$4.0

2012
First quarter	$4.3	$3.3
Second quarter	$3.9	$2.1
Third quarter	$2.3	$1.8
Fourth quarter	$3.0	$2.0

2013
First quarter	$3.2	$2.5
Second quarter (until April 19)	$3.5	$3.0

The following table sets forth the monthly high and low closing prices for Alon Blue Square ADSs for the last six months, as reported by the New York Stock Exchange.

2012	High	Low

October	$3.0	$2.0
November	$2.8	$2.2
December	$3.4	$2.3

2013	High	Low

January	$2.7	$2.5
February	$3.2	$2.5
March	$3.0	$2.8
April (until April 19, 2013)	$3.5	$3.0

Ordinary Shares

The following table sets forth the annual high and low closing prices for Alon Blue Square's ordinary shares for the years 2008 to 2012 as reported by the Tel Aviv Stock Exchange. Shares are traded on the Tel Aviv Stock Exchange in NIS, and the translation of the NIS to dollars has been made at the representative exchange rate of exchange on the last day of each period, as published by The Bank of Israel.

Year	High		Low
	NIS	$	NIS	$

2008	52.4	13.8	21.4	5.6
2009	42.9	11.4	23.0	6.1
2010	50.1	14.1	29.8	8.4
2011	36.5	9.6	15.5	4.1
2012	16.2	4.3	7.0	1.9

The following table sets forth the quarterly high and low closing price for Alon Blue Square's ordinary shares for the quarters set forth below, as reported by the Tel Aviv Stock Exchange. The translation into dollars has been made at the representative rate of exchange on the last day of each period, as published by The Bank of Israel.

	High		Low
2011	NIS	$	NIS	$
First Quarter	36.5	10.5	31.3	9.0
Second Quarter	35.1	10.3	26.3	7.7
Third Quarter	28.9	7.8	17.8	4.8
Fourth Quarter	22.2	5.8	15.5	4.1

2012
First Quarter	16.2	4.4	12.7	3.4
Second Quarter	14.6	3.7	8.5	2.2
Third Quarter	8.9	2.3	7.0	1.8
Fourth Quarter	10.7	2.9	7.7	2.1

2013
First Quarter	11.6	3.2	9.3	2.6
April (until April 20, 2013)	12.7	3.5	11.8	3.3

The following table sets forth the monthly high and low closing prices for Alon Blue Square ordinary shares for the last six months, as reported by the Tel Aviv Stock Exchange. The translation into dollars is based on the representative rate of exchange on the last day of each period, as published by The Bank of Israel.

2012	High		Low
	NIS	$	NIS	$

October	10.7	2.8	7.7	2.0
November	10.4	2.7	8.7	2.3
December	10.2	2.7	8.9	2.4

2013	High		Low
January	10.1	2.7	9.3	2.5
February	11.6	3.1	9.5	2.6
March	11.2	3.1	10.1	2.8
April (until April 20, 2013)	12.7	3.5	11.8	3.3

For additional information on our ordinary shares, see “Item 10. Additional Information - B. Memorandum and Articles of Association - Description of Securities - Ordinary Shares.

B.	Plan of Distribution.

Not applicable.

C.	Markets.

Our ADSs, each representing one ordinary share and evidenced by an American depositary receipt, or ADR, have been traded on the New York Stock Exchange, Inc. under the symbol “BSI” since July 1996. The ADRs were issued pursuant to a Depositary Agreement Alon Blue Square entered into with The Bank of New York.

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

Private Placements

Under Alon Blue Square's Articles of Association, resolutions of the board of directors regarding a private placement of Alon Blue Square's shares constituting, or securities convertible into, more than ten percent of our outstanding share capital require the approval of Alon Blue Square's shareholders. With respect to the aforesaid, securities convertible or exercisable into shares are deemed to have been converted or exercised on the date of their issue.

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

Board of Directors

Under Alon Blue Square's Articles of Association, resolutions by the board of directors shall be decided by a majority of votes of the directors present (or participating, in the case of voting by media) and voting, each director having one vote.

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

Once the member of the board of directors or senior management complies with the above disclosure requirement, a company may approve the transaction in accordance with the provisions of its articles of association. Further, under Alon Blue Square's Articles of Association, subject to the provisions of the Companies Law, (i) a transaction between us and an officer or a person that controls us or (ii) a transaction between us and another person in which an officer of ours or a person that controls us has a personal interest, which transaction is not in any such case extraordinary (Ordinary Interested Transactions), will be approved by us in the following manner:

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

Alon Blue Square's Articles of Association provide that, subject to the Israeli Companies Law, all actions executed in good faith by the board of directors or by a committee thereof or by any person acting as a director or a member of a committee of the board of directors will be deemed to be valid even if, after their execution, it is discovered that there was a flaw in the appointment of these persons or that any one of these persons was disqualified from serving at his or her office.

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

Compensation Policy

A recent amendment to the Companies Law requires that the terms of service and engagement of the chief executive officer, directors or controlling shareholders (or a relative thereof) receive the approval of the compensation committee, board of directors, and shareholders, subject to limited exceptions. Similarly, the terms of service and engagement of any officer other than the CEO must receive the approval of the compensation committee and board of directors. However, shareholder approval is only required if the compensation of such officer other than the CEO is not in accordance with a new compensation policy the Company is required to adopt. The recent amendment to the Companies Law requires that by August 11, 2013 the board and shareholders (with approval by a Special Majority, described under Item 10(B)) adopt a compensation policy applicable to Company officers and directors. This compensation policy is required to take into account, among other things, providing proper incentives to directors and officers, taking into account the risk management of the company, the officer’s contribution to achieving corporate objectives and increasing profits, and the function of the officer or director.

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

Notices. Under the Israeli Companies Law and our Articles of Association, we are required to publish notices in two Hebrew-language daily newspapers at least 14 calendar days’ prior notice of a shareholders’ meeting. However, under regulations promulgated under the Israeli Companies Law, we are required to publish notice in two daily newspapers at least 35 calendar days prior any shareholders’ meeting in which the agenda includes matters which may be voted on by voting instruments. Regulations under the Israeli Companies Law exempt companies, like Alon Blue Square, whose shares are listed for trading both on a stock exchange in and outside of Israel, from some provisions of the Israeli Companies Law. An amendment to these regulations exempts us from the requirements of the Israeli proxy regulation, under certain circumstances.

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

Dividend and Liquidation Rights. Our profits, in respect of which a resolution was passed to distribute them as dividend or bonus shares, shall be paid pro rata to the amount paid or credited as paid on account of the nominal value of shares held by the shareholders. In the event of Alon Blue Square's liquidation, the liquidator may, with the general meeting’s approval, distribute parts of the company's property in specie among the shareholders and he may, with similar approval, deposit any part of the company's property with trustees in favor of the shareholders as the liquidator, with the approval mentioned above deems fit.

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

Modification of Class Rights. Under Alon Blue Square's Articles of Association, unless otherwise provided, the rights attached to any class may be varied after a resolution is passed by general meetings of the shareholders of each class of shares separately or after obtaining the written consent of the holders of all the classes of shares.

Allotment of Shares. Alon Blue Square's board of directors has the power to allot or to issue shares to any person, with restrictions and condition, for their nominal value or with a premium, as it deems fit.

Private Placements

For information on private placements, see “Item 10. Additional Information - B. Memorandum and Articles - Private Placements.”

C.	Material Contracts.

For a summary of other material contracts, see “Item 4. Information on The Company - B. Business Overview - General”, “Item 4. Information on The Company - B. Business Overview – Supermarkets,” “Item 4. Information on The Company - B. Business Overview – Fueling and Commercial Sites,” “Item 4. Information on The Company - B. Business Overview – Non-Food,” “Item 4. Information on The Company - B. Business Overview – Real Estate,” “Item 4. Information on The Company - B. Business Overview - Related Businesses”, “Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources - Debentures”, “Item 6. Directors, Senior Management and Employees - C. Board Practices - Exemption, Insurance and Indemnification of Directors and Officers - Limitations on Insurance, Exemptions and Indemnification”, “Item 6. Directors, Senior Management and Employees - D. Employees”, “Item 7. Major Shareholders and Related Party Transactions - B. Related Party Transactions,” and our consolidated financial statements and notes included elsewhere in this Annual Report.

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

The Israeli corporate tax rate applicable to Israeli resident companies in 2012 is 25%.

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

Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (25% in 2012 for corporations and a marginal tax rate of up to 48% in 2012 for individuals) (an additional 2% tax would be levied on individuals whose taxable income from Israeli sources exceeds NIS 811,560 in 2013). Notwithstanding the foregoing, capital gains generated from the sale of our Shares by a non-Israeli shareholder may be exempt from Israeli tax under the Israeli Income Tax Ordinance provided that the following cumulative conditions are met: (i) the Shares were purchased upon or after the registration of the Shares on the stock exchange (not applicable in respect of Shares purchased on or after January 1, 2009), (ii) the seller does not have a permanent establishment in Israel to which the generated capital gain is attributed, and (iii) if the seller is a corporation, less than 25% of its means of control or the rights to its profit or income are held by or attributed to Israeli resident shareholders. In addition, the sale of the Shares may be exempt from Israeli capital gains tax under the provisions of an applicable double tax treaty. For example, the U.S.-Israel Double Tax Treaty exempts a U.S. resident from Israeli capital gain tax in connection with the sale of the Shares, provided that: (i) the U.S. resident owned, directly or indirectly, less than 10% of the voting power of the company at any time within the 12 month period preceding such sale; (ii) the U.S. resident, being an individual, is present in Israel for a period or periods of less than 183 days during the taxable year; and (iii) the capital gain from the sale was not derived through a permanent establishment of the U.S. resident in Israel ("U.S.-Israel Double Tax Treaty").

Either the purchaser, the Israeli stockbroker or the financial institution through which the Shares are held are obligated, subject to the above mentioned exemptions, to withhold tax upon the sale of Shares at a 25% tax rate for corporations and/or for individuals.

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

Dividends

As of January 1, 2012, dividends distributed by the Company to a shareholder who is Israeli resident individual will be generally subject to income tax at a rate of 25%. However, a 30% tax rate will apply if the dividend recipient is a Controlling Shareholder, as defined above, at the time of distribution or at any time during the preceding 12 month period. If the recipient of the dividend is an Israeli resident corporation, such dividend will be generally exempt from Israeli income tax provided that the income, from which such dividend had been distributed, derived or accrued within Israel.

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

United States Federal Income Tax Considerations

The following is a summary of the material U.S. federal income tax consequences that apply to U.S. Holders who hold Alon Blue Square's ADSs or ordinary shares (together “Shares”) as capital assets for tax purposes. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), current and proposed Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof and the U.S.-Israel Double Tax Treaty, all of which are subject to change, possibly on a retroactive basis. This summary does not address all U.S. federal income tax matters that may be relevant to a particular perspective holder or all tax considerations that may be relevant with respect to an investment in Alon Blue Square's Shares.

This summary does not address tax considerations applicable to a holder of a Alon Blue Square Shares that may be subject to special tax rules including, without limitation, the following:

•	dealers or traders in securities, currencies or notional principal contracts;
•	financial institutions;
•	insurance companies;
•	real estate investment trusts;
•	banks;
•	investors subject to the alternative minimum tax;
•	tax-exempt organizations;
•	traders that have elected mark-to-market accounting;
•	investors that hold Shares as part of a “straddle”, “hedge”, or “conversion transaction” with other investments;
•	regulated investment companies;
•	investors that actually or constructively own 10 percent or more of our voting shares;
•	investors that are treated as partnerships or other pass through entities for U.S. federal income purposes and persons who hold the Shares through partnerships or other pass through entities;
•	investors whose functional currency is not the US dollar: and
•	expatriates or former long-term residents of the United States.

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

The U.S. Treasury has expressed concerns that parties to whom Shares are released may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. holders of Shares. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate U.S. Holders. Accordingly, the analysis of the credibility of Israeli taxes and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by parties to whom the Shares are released and the positions of the U.S. Treasury.

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

Under the Code, certain dividends received by non-corporate U.S. Holders will be subject to a maximum income tax rate of 20%. This reduced income tax rate is only applicable to dividends paid by a “qualified foreign corporation” that is not a “passive foreign investment company” and only with respect to shares held by a qualified U.S. Holder (i.e., a non-corporate holder) for a minimum holding period (generally 61 days during the 121-day period beginning 60 days before the ex-dividend date). We should be considered a qualified foreign corporation because (i) we are eligible for the benefits of a comprehensive tax treaty between Israel and the U.S., which includes an exchange of information program, and (ii) the ADSs are readily tradeable on an established securities market in the U.S. In addition, based on our current business plans, we do not expect to be classified as a “passive foreign investment company” (see “Passive Foreign Investment Companies” below). Accordingly, dividends paid by us to individual U.S. Holders on shares held for the minimum holding period should be eligible for the reduced income tax rate. In addition to the income tax on dividends discussed above, certain non-corporate U.S. holders will also be subject to the 3.8% Medicare tax on dividends as discussed below under “Medicare Tax on Unearned Income”.

The amount of any distribution paid in a currency other than US dollars (a “foreign currency”) including the amount of any withholding tax thereon, will be included in the gross income of a U.S. Holder in an amount equal to the US dollar value of the foreign currency calculated by reference to the exchange rate in effect on the date of the U.S. Holder’s (or, in the case of ADSs, the depositary’s) receipt of the dividend, regardless of whether the foreign currency is converted into U.S. dollars. If the foreign currency is converted into US dollars on the date of receipt, a U.S. Holder generally should not be required to recognize a foreign currency gain or loss in respect of the dividend. If the foreign currency received in the distribution is not converted into US dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its US dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currency will be treated as ordinary income or loss.

Dividends received by a U.S. Holder with respect to Shares generally will be treated as foreign source income for the purposes of calculating the holder’s foreign tax credit limitation. Subject to certain conditions and limitations, any Israeli taxes withheld on dividends at the rate provided by the U.S.-Israel Double Tax Treaty may be deducted from taxable income or credited against a U.S. Holder’s U.S. federal income tax liability. The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to “passive” income and “general” income. The rules relating to foreign tax credits and the timing thereof are complex. U.S. Holders should consult their own tax advisors regarding the availability of a foreign tax credit under their particular situation (including, in the case of a U.S. corporation that owns 10 percent or more of our voting stock, the possible application of Section 902 of the Code).

Sale or Other Disposition of Shares

If a U.S. holder sells or otherwise disposes of its Shares, a gain or loss will be recognized for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and such holder’s adjusted basis in the Shares. Subject to the discussion below under the heading “Passive Foreign Investment Companies,” such gain or loss generally will be a capital gain or loss and will be a long-term capital gain or loss if the holder had held the Shares for more than one year at the time of the sale or other disposition. Long-term capital gains realized by individual U.S. Holders generally are subject to a lower marginal U.S. federal income tax rate (currently 20%) than ordinary income. A U.S. Holder’s ability to deduct capital losses is subject to limitations. In addition to the income tax on gains discussed above, certain non-corporate U.S. holders will also be subject to the 3.8% Medicare tax on net gains as discussed below under “Medicare Tax on Unearned Income”. Under most circumstances, any gain that a holder recognizes on the sale or other disposition of Shares will be U.S. source for purposes of the foreign tax credit limitation and any recognized losses will be allocated against U.S. source income.

If a U.S. Holder receives foreign currency upon a sale or exchange of Shares, a gain or loss will be recognized as described above and in addition, a gain or loss, if any, recognized on the subsequent sale, conversion, or disposition of such foreign currency will be ordinary income or loss, and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. However, if such foreign currency is converted into US dollars on the date received by the U.S. Holder, the U.S. Holder generally should not be required to recognize any gain or loss on such conversion.

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

Medicare Tax on Unearned Income

For taxable years beginning after December 31, 2012, certain U.S. Holders that are individuals, estates or trusts are required to pay an additional 3.8% tax on, among other things, dividends on, and net gains from the sale or other disposition of Shares (other than Shares held in a trade or business).

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

One method to avoid the aforementioned treatment is for a U.S. Holder to make an election to treat us as a qualified electing fund. A U.S. Holder that makes an election to treat us as a qualified electing fund (an “electing U.S. Holder”) is required for each taxable year to include in income a pro rata share of the ordinary earnings of the qualified electing fund as ordinary income and a pro rata share of the net capital gain of the qualified electing fund as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. A U.S. Holder may make a qualified electing fund election only if we furnish the U.S. Holder with certain tax information. We have agreed to supply an electing U.S. Holder with such information needed to report income and gain pursuant to a qualified election in the event Alon Blue Square is classified as a PFIC. Alternatively, another method to avoid the aforementioned treatment is for a U.S. Holder to make a timely mark-to-market election in respect of its Shares. If a U.S. Holder elects to mark-to-market its Shares, any excess of the fair market value of the Shares at the close of each tax year over the adjusted basis in such Shares will generally be included in income. If the fair market value of the Shares had depreciated below the adjusted basis at the close of the tax year, the U.S. Holder may generally deduct the excess of the adjusted basis of the Shares over their fair market value at that time. However, such deductions generally would be limited to the net mark-to-market gains, if any, that were included in income by such holder with respect to Shares in prior years. Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of Shares with respect to which the mark-to-market election is made, is treated as ordinary income or loss.

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

Backup Withholding and Information Reporting for non U.S. Holders

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

Alon Blue Square is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and fulfills the obligation with respect to these requirements by filing reports with the Securities and Exchange Commission (SEC). You may read and copy any document Alon Blue Square files with the SEC without charge at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of that material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at l-800-SEC-0330 for further information on the public reference room. Recent reports filed by Alon Blue Square with the SEC can also be accessed at the SEC’s web site, www.sec.gov.

As a foreign private issuer, Alon Blue Square is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, Alon Blue Square is not required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. A copy of each report submitted in accordance with applicable United States law is available for public review at Alon Blue Square's principal executive offices.

I.	Subsidiary Information.

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Sensitivity

The Company is exposed to various market risks, most of them related to changes in interest rates and changes in the Israeli CPI.  Loans and Debentures in the amount of approximately NIS 2,672.1 million and marketable securities in the amount of approximately NIS 288.7 million bear interest at fixed rates, and therefore changes in the interest rates will affect the fair value of such loans and marketable securities. Other loans set forth below bear interest at variable rates (as a result of changing interest rates or CPI linkage), and therefore a change in the CPI or the prime interest rate will affect future cash flow and interest expenses.

The table below provides information about our financial instruments as of December 31, 2012:

	December 31, 2012 Expected maturity (NIS in thousands)
	2013	2014	2015	2016	2017	2018	2019 and thereafter	Total
Long term loan from banks - linked:
Linked to the Israeli CPI - 3.84% (weighted average rate as of December 31, 2012)	93,734	86,790	87,035	81,848	80,408	72,763	384,253	886,831
Long term loans from bank - unlinked:
Fixed annual interest rate of 6.78%	46,722	14,470	7,595	7,761	7,940	2,317	-	86,804
Variable interest (average annual rate as of December 31, 2012 of 4.18%)	111,007	216,830	72,794	48,586	23,103	5,089	49,085	526,495
Long term loans from others - unlinked:
Variable interest (average annual rate as of December 31, 2012-1 of 2.0%)	-	9,250	-	-	-	-	6,479	15,729
	251,463	327,340	167,424	138,195	111,451	80,169	439,817	1,515,859
Debentures- Linked to the Israeli CPI:
Issued by the Company - fixed rate 5.9%	80,764	80,763	-	-	-	-	-	161,527
Issued by the Company - fixed rate 2.5%	11,017	11,017	11,017	11,017	11,017	11,017	44,074	110,176
Issued by BSRE - fixed rate 4.7%	224,415	224,415	224,415	224,416	-	-	-	897,661
Issued by BSRE - fixed rate 4.2%	23,560	23,560	23,560	23,560	86,386	86,385	-	267,011
Issued by BSRE - fixed rate 4.5%	-	-	-	-	111,035	111,035	221,947	444,017
Issued by Dor Alon - fixed rate 5%	70,897	70,897	70,898	-	-	-	-	212,692
Issued by Dor Alon - fixed rate 4.95%	7,923	7,923	7,923	7,923	7,923	7,923	12,675	60,213
Issued by Dor Alon - fixed rate 6.45% (weighted average rate as of December 31, 2012)	8,855	2,361	2,513	2,675	2,847	3,031	47,432	69,714

Debentures- unlinked:
Issued by Dor Alon – variable interest (average annual rate as of December 31, 2012 of 4.10%)	15,879	15,879	15,879	15,879	15,879	-	-	79,395
Issued by Dor Alon - fixed rate 6.65%	76,159	76,159	76,159	76,157	-	-	-	304,634

Convertible Debentures Linked to the Israeli CPI: (1)
Issued by BSRE - fixed rate 6.25%	29,158	29,158	29,158	29,158	-	-	-	116,632
	548,627	542,132	461,522	390,786	235,087	-	326,128	2,723,673
Marketable Securities - Linked to the Israeli CPI	105,955							105,955
Marketable Securities – unlinked in NIS	176,602							176,602
Marketable Securities – in other currencies	6,160							6,160
	288,717							288,717

 (1) See also “Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources - Debentures”.

For CPI-linked financial instruments as stipulated in the table above, a one percent increase (decrease) in the CPI would cause an approximately NIS 31.2 million decrease (increase) in net income for the next year.

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

The table below provides information about the changes of the CPI and the “known" CPI index:

	CPI (1)	The “known" CPI index (2)

2010	2.7%	2.3%
2011	2.2%	2.6%
2012	1.6%	1.4%

(1)	Calculated based on actual CPI date (through December of end year).
(2)	Calculated based on published PI date (through November of end year).

The table below provides an analysis of monetary assets and liabilities by currency and linkage as of December 31, 2012:

	December 31, 2012
	NIS linked to CPI	NIS unlinked	US dollar	Other currencies	Other	Total
	NIS in thousands
Assets:
Cash and cash equivalents	-	274,569	10,421	44	-	285,034
Short term bank deposit	-	27,163	69,013	-	-	96,176
Investment in securities	105,955	176,602	6,160	-	36,596	325,313
Trade receivables	-	1,409,415	21,568	-	-	1,430,983
Other accounts receivables	-	222,182	1,253	-	-	223,435
Income taxes receivable	92,814	-	-	-	-	92,814
Loan Receivable	112,137	200,822	53,883	-	-	366,843
Derivative financial instruments	-	-	1,790	-	-	1,790
Investment in equity securities	-	-	-	-	48,609	48,609
Other long-term receivables	309	883	-	-	-	1,192
Assets of disposal groups classified as held for sale	171	61,900	228	24	-	62,322
Total assets	311,386	2,373,536	164,316	67	85,205	2,934,510

Liabilities:
Credit and loans from banks and others	-	1,131,899	37,330	-	-	1,169,229
Trade payables	-	894,713	355,030	-	-	1,249,743
Other accounts payable and accrued expenses	26,387	407,487	6,905	-	-	440,779
Customer's deposits	28,011	-	-	-	-	28,011
Income tax payables	3,458	6,666	-	-	-	10,124
Provisions	16,648	46,033	-	-	-	62,681
Loans	886,831	629,028	-	-	-	1,515,859
Debentures	2,192,206	383,653	-	-	-	2,575,859
Convertible debentures	119,560	-	-	-	-	119,560
Other long-term liabilities	9,679	7,666	-	-	-	17,345
Derivative financial instruments	9,336	-	14,612	-	-	23,948
Liabilities of disposal groups classified as held for sale	-	86,702	-	-	-	86,702
Total liabilities	3,292,116	3,593,847	413,877	-	-	7,299,840

For further information regarding market risks, see note 3 to our consolidated financial statements.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable

C.	Other Securities

Not applicable

D.	American Depositary Shares

Each of our American Depositary Shares, or ADSs, represents one of our ordinary shares. Our ADSs trade on the New York Stock Exchange.

Fees and Expenses

Persons depositing or withdrawing shares or American Depositary Shares must pay:		For:

$5.00 (or less) per 100 American Depositary Shares (or portion of 100 American Depositary Shares)	•	Execution and delivery of American Depositary Shares, including issuances resulting from a distribution of shares or rights or other property

	•	Surrender of American Depositary Shares for the purpose of withdrawal, including if the deposit agreement terminates

$.02 (or less) per American Depositary Share	•	Any cash distribution to American Depositary Share holders

A fee equal to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of American Depositary Shares	•	Distribution of securities or property (other than cash, shares or rights) distributed to holders of deposited securities which are distributed by the depositary to American Depositary Share holders

$.02 (or less) per American Depositary Shares per annum (unless a fee was paid for that calendar year for cash distributions)	•	Depositary services

Registration or transfer fees	•	Transfer and registration of shares on our share register to or from the name of the depositary or its nominee when you deposit or withdraw shares

Expenses of the depositary	•	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

	•	converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any American Depositary Share or share underlying an American Depositary Share, for example, stock transfer taxes, stamp duty or withholding taxes	•	As necessary

Any charges incurred by the depositary or its agents for servicing the shares or deposited securities	•	As necessary

The depositary collects its fees for delivery and surrender of American Depositary Shares directly from investors depositing shares or surrendering American Depositary Shares for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. to E.      Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. We performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that information required to be disclosed on Form 20-F and filed with the Securities and Exchange Commission is recorded, processed, summarized and reported timely within the time period specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There can be no assurance that our disclosure controls and procedures will detect or uncover all failures of persons within Alon Blue Square to disclose information otherwise required to be set forth in our reports. Nevertheless, our disclosure controls and procedures are designed to provide reasonable assurance of achieving the desired control objectives. Based on our evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15(d) - 15(e) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report are effective at such reasonable assurance level.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2012 based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment and this framework, our management concluded that the Company's internal control over financial reporting were effective as of December 31, 2012.

(c) This Annual Report does not include an attestation report from our independent registered public accounting firm regarding our effectiveness of internal control over financial reporting. Management’s report was not subject to an attestation report by our independent registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit us to only provide management's report in this Annual Report as we are a non-accelerated filer.

(d) Changes in internal controls over financial reporting. There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors has determined that Avraham Meron is an "audit committee financial expert" as defined in Item 16A of Form 20-F and is independent in accordance with the NYSE listing standards for audit committees applicable to Alon Blue Square.

ITEM 16B.	CODE OF ETHICS

As of the date of this Annual Report, we have adopted a code of ethics that applies to our Chief Executive Officer, President, Chief Financial Officer, Corporate Controller and employees. This code of ethics is posted on our website, http://www.bsi.co.il/bsi/en/?page_id=119.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, served as our independent public accountants for the fiscal years ended December 31, 2011 and 2012, for which audited financial statements appear in this Annual Report on Form 20-F.

The following table presents the aggregate fees for professional services rendered by such accountants to us during their respective term as our principal accountants in 2011 and 2012.

	2012	2011
	(NIS in thousands)	(NIS in thousands)
Audit Fees (1)	5,349	6,037
Audit-Related fees (2)	55	309
Tax Fees (3)	256	20
All Other Fees (4)	169	300
TOTAL	5,829	6,666

(1)	Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor can reasonably provide, and include the group audit; statutory audits; comfort letters and consents; attest services; assistance with and review of documents filed with the SEC and Sarbanes-Oxley Act compliance.

(2)	Audit-related services in connection with Alon Blue Square and BSRE's shelf prospectuses and in connection with reports delivered to the Company's controlling shareholder.

(3)	Tax fees were for services related to tax compliance, including the preparation of tax returns and claims for refund, and tax planning and tax advice, including assistance with tax audits and appeals, advice related to mergers, acquisitions, transfer pricing, and assistance with respect to requests for rulings from tax authorities.

(4)	Other Fees were for general guidance related to accounting issues and due diligence in connection with potential acquisitions.

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

Below is a list of purchases of the ordinary shares by the Company and by entities controlling, controlled by and under common control with the Company during calendar year 2012:

Period (1)	Total Number of Shares Purchased	Average Price Paid Per Share (in NIS)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under Plans or Programs
July 12, 2012 to July 25, 2012	70,490	8.43	N/A	N/A
July 5, 2012 to July 11, 2012	51,850	8.80	N/A	N/A
July 1, 2012 to July 4, 2012	42,867	8.91	N/A	N/A
June 28, 2012	24,950	8.65	N/A	N/A
June 27, 2012	10,500	8.70	N/A	N/A
June 25, 2012	9,200	8.60	N/A	N/A
June 24, 2012	35,019	8.57	N/A	N/A
June 21, 2012	23,500	8.54	N/A	N/A
June 20, 2012	21,600	8.54	N/A	N/A
June 19, 2012	46,500	8.57	N/A	N/A
June 18, 2012	53,000	8.52	N/A	N/A
June 17, 2012	48,950	8.63	N/A	N/A
June 13, 2012 through June 14, 2012	69,388	9.06	N/A	N/A
June 5, 2012 through June 12, 2012	90,427	8.99	N/A	N/A

(1) All such purchases were made by Alon.

ITEM 16F.	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

Part III

ITEM 17.	FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this Annual Report, beginning on page F-1.

ITEM 18.	FINANCIAL STATEMENTS

We have responded to Item 17 in lieu of this item.

ITEM 19.	EXHIBITS

The exhibits filed with or incorporated into this Annual Report are listed in the index of exhibits below.

Exhibit No.	Description

1.1	Memorandum of Association of the Registrant (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-1 (File No. 333-05024)).

1.2	Articles of Association of the Registrant (incorporated by reference to Exhibit A.2 to Alon Holding’s Annual Report on Form 20-F for the year ended December 31, 2009.

2.1	Form of Amended and Restated Deposit Agreement among Alon Blue Square., The Bank of New York as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit (a) to the Registration Statement on Form F-6 (File No. 333-05158)).

4.1	Letter, dated July 1, 1996, by Co-Op Blue Square Consumers Cooperative Society Ltd. indemnifying the Registrant against certain real estate tax liabilities (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form F-1 (File No. 333-05024)).

4.2	Letter, dated May 21, 1993 and March 18, 1993, by Co-Op Blue Square Consumers Cooperative Society Ltd. indemnifying Blue Square Chain Investments & Properties Ltd. against certain real estate tax liabilities (incorporated by reference to Exhibit 10.18 to the Registration Statement on Form F-1 (File No. 333-05024)).

4.3	Form of Letter of Exemption and Indemnity adopted in February 2001 (incorporated by reference to Exhibit 4.13 to Alon Blue Square's Annual Report on Form 20-F for the year ended December 31, 2000).

4.4	Form of Letter of Exemption and Indemnity (English translation accompanied by the Hebrew original) (incorporated by reference to Exhibit 4.14 to Alon Blue Square's Annual Report on Form 20-F for the year ended December 31, 2001).

4.5	Form of Letter of Indemnity adopted in June 2008 (English translation) (incorporated by reference to Exhibit 4.11 to Alon Blue Square's Annual Report on Form 20-F for the year ended December 31, 2008).

4.6	Special Collective Agreement made on the 28th day of May 1996 between Co-Op Blue Square Consumers Cooperative Society Ltd., the Registrant and The New Federation of Labor in Israel/The Federation of Clerical, Administrative and Services Employees and Consumers Cooperative Union-Central Cooperative Society Ltd. (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-1 (File No. 333-05024)).

Exhibit No.	Description

4.7	Special Collective Agreement made on the 3rd day of September 2000 between Alon Blue Square and The New Federation of Labor in Israel. The Federation of Clerical, Administrative and Services Employees / the Commercial Section Employees and the committee of Alon Blue Square employees. (English summary accompanied by the Hebrew original) (incorporated by reference to Exhibit 4.16 to Alon Blue Square's Annual Report on Form 20-F for the year ended December 31, 2001).

4.8	Collective Agreement, made on August 13, 2003, by and among Alon Blue Square and The New Federation of Labor in Israel/The Federation of Clerical, Administrative and Services Employees and the National Committee of the Blue Square Co-Op Employees (English translation) (incorporated by reference to Exhibit 4.15 to Alon Blue Square Annual Report on Form 20-F for the year ended December 31, 2003).

4.9	Collective Agreement, made on October 15, 2003, by and among Alon Blue Square and The New Federation of Labor in Israel/The Federation of Clerical, Administrative and Services Employees and the National Workers Committee of Alon Blue Square (English translation) (incorporated by reference to Exhibit 4.16 to Alon Blue Square's Annual Report on Form 20-F for the year ended December 31, 2003).

4.10	Special Collective Bargaining Agreement made on the 21st day of January 2005 among Alon Blue Square, the Histadrut and the National Committee of Alon Blue Square. (English translation) (incorporated by reference to Exhibit 4.15 to Alon Blue Square's Annual Report on Form 20-F for the year ended December 31, 2004).

4.11	Special Collective Bargaining Agreement made on April 26, 2006 among Alon Blue Square, the MAOF Histadrut and Blue Square -Israel Employees' Union (English translation) (incorporated by reference to Exhibit 4.16 to Alon Blue Square's Annual Report on Form 20-F for the year ended December 31, 2006).

4.12	Special Collective Bargaining Agreement made on May 29, 2006 among Alon Blue Square, the MAOF Histadrut and Blue Square -Israel Employees' Union (English translation) (incorporated by reference to Exhibit 4.17 to Alon Blue Square's Annual Report on Form 20-F for the year ended December 31, 2006).

4.13	Special Collective Bargaining Agreement made on July 16, 2007 among Alon Blue Square, the MAOF Histadrut and Blue Square -Israel Employees' Union (English translation) (incorporated by reference to Exhibit 4.19 to Alon Blue Square's Annual Report on Form 20-F for the year ended December 31, 2007).

4.14	Special Collective Bargaining Agreement made on April 5, 2009 among Alon Blue Square, Blue Square Chain Investments & Properties Ltd., the MAOF Histadrut and Blue Square-Israel Employees' Union (English translation) (incorporated by reference to Exhibit 4.20 to Alon Blue Square's Annual Report on Form 20-F for the year ended December 31, 2008).

4.15	Deed of Trust made on August 5, 2003, by and between Alon Blue Square and Israel Discount Bank Trust Company Ltd., together with second schedule (English translation) (incorporated by reference to Exhibit 4.18 to Alon Blue Square's Annual Report on Form 20-F for the year ended December 31, 2003).

4.16	First Schedule to Deed of Trust – Debenture Certificate for Registered Debenture (Series A) of NIS 1 par value each (out of series of NIS 200,000,000 par value Debentures (Series A)) (English translation) (incorporated by reference to Exhibit 4.19 to Alon Blue Square's Annual Report on Form 20-F for the year ended December 31, 2003).

Exhibit No.	Description

4.17	First Schedule to Deed of Trust – Debenture Certificate for Registered Debenture (Series B) of NIS 1 par value each (out of series of NIS 200,000,000 par value Debentures (Series B)) (English translation) (incorporated by reference to Exhibit 4.20 to Alon Blue Square's Annual Report on Form 20-F for the year ended December 31, 2003).

4.18	Agreement between the Registrant and Blue Square Chain (Hyper Hyper) Ltd. (incorporated by reference to Exhibit 4.21 to Alon Blue Square's Annual Report on Form 20-F for the year ended December 31, 2002).

4.19	General services framework and expenses allotment agreement, dated October 11, 2005, among Alon Blue Square, Blue Square Chain Investments & Properties Ltd. and Blue Square Chain (Hyper Hyper) Ltd., as amended (incorporated by reference to Exhibit 4.21 to Alon Blue Square's Annual Report on Form 20-F for the year ended December 31, 2005).

4.20	Transfer Agreement, dated June 21, 2006, between Alon Blue Square and Blue Square Real Estate Ltd. (English translation) (incorporated by reference to Exhibit 4.23 to Alon Blue Square's Annual Report on Form 20-F for the year ended December 31, 2006).

4.21	Split Agreement, dated April 2, 2006, between Alon Blue Square and Blue Square Real Estate Ltd. (English translation) (incorporated by reference to Exhibit 4.24 to Alon Blue Square's Annual Report on Form 20-F for the year ended December 31, 2006).

4.22	Lease Agreement, dated August 13, 2006, between Alon Blue Square and Blue Square Real Estate Ltd. (English translation) (incorporated by reference to Exhibit 4.25 to Alon Blue Square's Annual Report on Form 20-F for the year ended December 31, 2006).

4.23	Lease Agreement, dated June 23, 2006, between Alon Blue Square and Blue Square Chain Investments & Properties Ltd Blue Square Real Estate Ltd (assigned to BSRE) (English translation) (incorporated by reference to Exhibit 4.26 to Alon Blue Square's Annual Report on Form 20-F for the year ended December 31, 2006).

4.24	Transfer Agreement, dated March 31, 2009, between Blue Square Real Estate Ltd. and Blue Square Chain Properties & Investments Ltd., together with Addendum No. 1, dated September 13, 2009 (English translation) (incorporated by reference to Exhibit 4.30 to Alon Blue Square's Annual Report on Form 20-F for the year ended December 31, 2009).

4.25	Service Agreement, dated August 13, 2006, between Alon Blue Square and Blue Square Real Estate Ltd. (English translation) (incorporated by reference to Exhibit 4.27 to Alon Blue Square's Annual Report on Form 20-F for the year ended December 31, 2006).

4.26	Underwriting Agreement, dated August 15, 2006, among Blue Square Real Estate Ltd., and Poalim I.B.I Underwriting and Issues Ltd., Africa-Israel Issues Ltd., Discount Underwriting and Issues Ltd. and various other underwriters (English translation) (incorporated by reference to Exhibit 4.28 to Alon Blue Square's Annual Report on Form 20-F for the year ended December 31, 2006).

4.27	Deed of Trust (for Series A Debenture) made on August 14, 2006, by and between Blue Square Real Estate Ltd. and Hermetic Trust (1975) Ltd., together with second schedule (English translation) (incorporated by reference to Exhibit 4.29 to Alon Blue Square's Annual Report on Form 20-F for the year ended December 31, 2006).

4.28	First Schedule to Deed of Trust - Debenture Certificate for Registered Debentures (Series A) of NIS 1 par value each (out of series of NIS 100,000,000 par value Debentures (Series A)) (English translation) (incorporated by reference to Exhibit 4.30 to Alon Blue Square's Annual Report on Form 20-F for the year ended December 31, 2006).

Exhibit No.	Description

4.29	Deed of Trust (for Series B Debenture) made on August 14, 2006, by and between Blue Square Real Estate Ltd. and Hermetic Trust (1975) Ltd., together with second schedule (English translation) (incorporated by reference to Exhibit 4.31 to Alon Blue Square's Annual Report on Form 20-F for the year ended December 31, 2006).

4.30	First Schedule to Deed of Trust - Debenture Certificate for Registered Debentures (Series B) of NIS 1 par value each (out of series of NIS 650,000,000 par value Debentures (Series B)) (English translation) (incorporated by reference to Exhibit 4.32 to Alon Blue Square's Annual Report on Form 20-F for the year ended December 31, 2006).

4.31	Deed of Trust (for Series C to H Debentures) dated May 19, 2009, by and between Blue Square Real Estate Ltd. and Hermetic Trust (1975) Ltd., together with Addendum to Deed of Trust dated October 18, 2009 (English translation) (incorporated by reference to Exhibit 4.37 to Alon Blue Square's Annual Report on Form 20-F for the year ended December 31, 2009).

4.32	Deed of Trust (for Series C to G Debentures and Series H to J Debentures) dated February 18, 2010, between Alon Blue Square and Hermetic Trust (1975) Ltd., together with First Schedule - Debenture Certificate for Series C to G, First Schedule - Debenture Certificate for Series H to J, and second schedule (English translation) (incorporated by reference to Exhibit 4.38 to Alon Blue Square's Annual Report on Form 20-F for the year ended December 31, 2009).

4.33	Document of Principles of Transaction, dated July 26, 2007, among Alon Blue Square and Orin Provizor Holdings Ltd., M.A.Sh.- M.I.S. Ltd., Mr. Guy Provizor, and Eden Natural Health Market Ltd., as amended (English translation) (incorporated by reference to Exhibit 4.35 to Alon Blue Square'sAnnual Report on Form 20-F for the year ended December 31, 2007).

4.34	Sale Agreement, made on August 2, 2007, between Kfar Hasha'ashuim Central Warehouse Ltd. and Eldar Gil & Mahoney Assets Ltd., as amended (English translation) (incorporated by reference to Exhibit 4.36 to Alon Blue Square's Annual Report on Form 20-F for the year ended December 31, 2007).

4.35	Share Purchase Agreement, dated August 3, 2008, between Bee Group Retail Ltd. and Twikor Ltd., Mr. Avner Katz, Mr. Doron Yanai, Mr. Ronen Levy, Avi Katz Marketing Ltd. and Levy R.S. Managements and Investments Ltd. (English translation) (incorporated by reference to Exhibit 4.38 to Alon Blue Square's Annual Report on Form 20-F for the year ended December 31, 2008).

4.36	Protocol, dated April 11, 2010, between Tel Aviv Wholesale Agricultural Produce Market Company Ltd., Tel Aviv Municipality, Lev Tel Aviv Towers Ltd. and Tel Aviv City Mall Ltd. (English translation) (incorporated by reference to Exhibit 4.42 to Alon Blue Square's Annual Report on Form 20-F for the year ended December 31, 2009).

4.37	Agreement, dated June 3, 2010, between Tel Aviv Wholesale Agricultural Produce Market Company Ltd., Lev Tel Aviv Towers Ltd. and Tel Aviv City Mall Ltd., together with Deed of Undertaking by the Interested Parties (English translation) (incorporated by reference to Exhibit 4.43 to Alon Blue Square's Annual Report on Form 20-F for the year ended December 31, 2009).

4.38	Agreement, dated June 3, 2010, between Tel Aviv Municipality, Lev Tel Aviv Towers Ltd., and Tel Aviv City Mall Ltd., together with Deed of Undertaking by the Interested Parties (English translation) (incorporated by reference to Exhibit 4.44 to Alon Blue Square's Annual Report on Form 20-F for the year ended December 31, 2009).

4.39	Document of Principles, dated April 15, 2010, between Blue Square Real Estate Tel Aviv Market Commercial Ltd., Blue Square Real Estate Tel Aviv Market Housing Ltd., Gindi Commercial Tel Aviv Ltd. and Gindi Housing Tel Aviv Ltd. (English translation) (incorporated by reference to Exhibit 4.45 to Alon Blue Square's' Annual Report on Form 20-F for the year ended December 31, 2009).

Exhibit No.	Description

4.40	Share Purchase Agreement, dated May 17, 2010, between Alon Israel Oil Company Ltd. and Alon Blue Square (English translation) (incorporated by reference to Annex A to Alon Blue Square's report on Form 6-K, filed on May 27, 2010).

8.1	List of Subsidiaries.

12.(a).1	Certification by CEO and CODM pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

12.(a).2	Certification by Co-CEO pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

12.(a).3	Certification by CFO pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

13.(a).1	Certification of CEO and CODM, Co-CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.(a).1	Consent of Independent Registered Public Accounting Firm from Kesselman & Kesselman, certified public accountants (Isr.) dated April 29, 2013.

14.(a).2	Consent of Independent Registered Public Accounting Firm from KPMG Somekh Chaikin- dated April 25, 2013.

14.(a).3	Consent of an Expert dated April 25, 2013.

14.(a).4	Consent of an Expert dated April 25, 2013.

14.(a). 5	Consent of an Expert dated April 25, 2013.

14.(a).6	Consent of an Expert dated April 25, 2013.

ALON HOLDINGS BLUE SQUARE - ISRAEL LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-2

CONSOLIDATED FINANCIAL STATEMENTS (IN THOUSANDS OF NEW ISRAELI SHEKELS - NIS):

Statements of financial position	F-3-F-4

Statements of income	F-5-F-6

Statements of comprehensive income	F-7

Statements of changes in equity	F-8

Statements of cash flows	F-9-F-11

Notes to consolidated financial statements	F-12-F-126

APPENDIX - DETAILS OF PRINCIPAL SUBSIDIARIES, PROPORTIONATELY CONSOLIDATED COMPANIES AND ASSOCIATED COMPANIES	F-127

- - - - - - - - - - - - - - - - - - -

Report of Independent Registered Public Accounting Firm

To the shareholders of

ALON HOLDINGS BLUE SQUARE - ISRAEL LTD.

We have audited the accompanying consolidated statements of financial position of Alon Holdings Blue Square – Israel Ltd. and its subsidiaries and proportionately consolidated companies (collectively - the "Company" or "Blue Square") as of December 31, 2012 and 2011 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of Diners Club Israel Ltd. (an equity method investee) the Company's interest in which as reflected in the consolidated statement of financial position as of December 31, 2012 is NIS 31.8 million and the Company's share in its profit is NIS 19.6 million for the year then ended. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Diners Club Israel Ltd., is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and 2011 and the results of its operations, changes in equity and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

Tel Aviv, Israel	Kesselman & Kesselman
April 29, 2013	Certified Public Accountants (lsr.)
A member firm of PricewaterhouseCoopers International Limited

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 68125, Israel

P.O Box 50005 Tel Aviv 61500 Telephone: +972-3-7954555 Fax -3-7954556, www.pwc.com/il

		December 31		Convenience translation (note 1b) December 31,
		2011	2012	2012
	Note	NIS		U.S. dollars
		In thousands
Assets

CURRENT ASSETS:
Cash and cash equivalents	15a	76,451	285,034	76,355
Investment in securities	12	300,053	325,313	87,145
Short-term deposits	15b	103,942	96,176	25,764
Trade receivables	14a	1,576,150	1,430,983	383,333
Other accounts receivable	14b	291,790	274,862	73,630
Derivative financial instruments	13	2,543	-	-
Income taxes receivable		125,789	92,814	24,863
Inventories	14c	676,590	654,209	175,250
Assets classified as held for sale	8	3,610	94,216	25,239
Assets of disposal group classified as held for sale	6	-	133,915	35,873
		3,156,918	3,387,522	907,452

NON-CURRENT ASSETS:
Investments in associates	11	202,653	349,157	93,533
Derivative financial instruments	13	896	1,790	480
Real estate inventories	14c	100,035	106,064	28,412
Payments on account of real estate		191,600	-	-
Investment in securities	12	33,159	48,609	13,021
Loans receivable, net of current maturities	16	182,654	206,784	55,394
Property and equipment, net	7	2,942,487	2,867,496	768,148
Investment property	8	576,093	970,114	259,876
Intangible assets, net	9	1,461,070	1,406,795	376,854
Other long-term receivables	17	142,331	33,640	9,011
Deferred taxes	23	104,321	115,402	30,914
		5,937,299	6,105,851	1,635,643
Total assets		9,094,217	9,493,373	2,543,094

April 29, 2013
Date of approval of the	Yitzhak Bader	David Wiessman	Limor Ganot	Dror Moran
financial statements	Executive Chairman of the Board of Directors	Chief Operating Decision Maker, Chief Executive Officer and Director	Co-Chief Executive Officer	Vice President and Chief Financial Officer

The accompanying notes are an integral part of the consolidated financial statements.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31		Convenience translation (note 1b) December 31,
		2011	2012	2012
	Note	NIS		U.S. dollars
		In thousands
Liabilities and equity
CURRENT LIABILITIES:
Credit and loans from banks and others	21	1,036,928	1,169,229	313,214
Current maturities of debentures and convertible debentures	21	212,726	556,188	148,992
Current maturities of long-term loans from banks	21	311,642	251,463	67,362
Trade payables		1,243,914	1,249,743	334,782
Other accounts payable and accrued expenses	20	730,985	641,054	171,727
Customers' deposits		27,733	28,011	7,504
Derivative financial instruments	13	2,814	17,566	4,706
Income taxes payable		6,311	10,124	2,712
Provisions for other liabilities	25	78,266	62,681	16,791
Liabilities of disposal group classified as held for sale	6	-	87,794	23,518
		3,651,319	4,073,853	1,091,308
NON CURRENT LIABILITIES:
Long-term loans from banks and others, net of current maturities	21	1,240,487	1,264,396	338,708
Convertible debentures, net of current maturities	21	118,826	90,402	24,217
Debentures, net of current maturities	21	2,034,047	2,048,829	548,843
Other liabilities	22	264,597	148,865	39,878
Derivative financial instruments	13	16,701	6,382	1,710
Liabilities in respect of employee benefits, net of amounts funded	24	62,245	70,529	18,893
Deferred taxes	23	159,769	183,776	49,230
		3,896,672	3,813,179	1,021,479
Total liabilities		7,547,991	7,887,032	2,112,787

EQUITY:
Equity attributed to equity holders of the Company:
Ordinary shares of NIS 1 par value	18	79,881	79,881	21,399
Additional paid-in capital	18	1,219,279	1,219,279	326,622
Other reserves	19	(9,672)	9,245	2,476
Accumulated deficit		(106,434)	(114,965)	(30,797)
		1,183,054	1,193,440	319,700
Non-controlling interests		363,172	412,901	110,608
Total equity		1,546,226	1,606,341	430,308
Total liabilities and equity		9,094,217	9,493,373	2,543,095

The accompanying notes are an integral part of the consolidated financial statements

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

CONSOLIDATED STATEMENTS OF INCOME

					Convenience
					translation (note 1b)
					for the year
Continuing Operations		Year ended December 31			ended December 31,
		2010	2011	2012	2012
	Note	NIS			U.S. dollars
		In thousands (except per share data)
Revenues		9,068,126	15,159,447	15,805,539	4,234,005
Less – government levies		723,709	2,813,671	2,955,154	791,630
Net revenues		8,344,417	12,345,776	12,850,385	3,442,375
Cost of sales		6,058,120	9,442,009	10,008,056	2,680,969
Gross profit		2,286,297	2,903,767	2,842,329	761,406
Selling, general and administrative expenses		2,042,655	2,611,801	2,658,198	712,081
Operating profit before other gains and losses and changes in fair value of investment property		243,642	291,966	184,131	49,325
Other gains	26	3,258	1,637	29,939	8,020
Other losses	26	(23,953)	(18,529)	(6,544)	(1,753)
Increase in fair value of investment property , net	8	32,917	41,913	106,399	28,502
Operating profit		255,864	316,987	313,925	84,094
Finance income	29	85,620	156,567	73,875	19,790
Finance expenses	29	(232,940)	(328,493)	(319,644)	(85,627)
Finance expenses, net		(147,320)	(171,926)	(245,769)	(65,837)
Share of profit (losses) of associates	11	(518)	5,746	12,024	3,221
Income before taxes on income		108,026	150,807	80,180	21,478
Taxes on income	30	38,591	48,485	16,561	4,436
Net income from continuing operation		69,435	102,322	63,619	17,042
Net loss from discontinued operation	6	(6,826)	(18,609)	(22,468)	(6,019)
Net income for the year		62,609	83,713	41,151	11,023

The accompanying notes are an integral part of the consolidated financial statements.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

CONSOLIDATED STATEMENTS OF INCOME

					Convenience
					translation (note 1b)
					for the year
		Year ended December 31			ended December 31,
		2010	2011	2012	2012
		NIS			U.S. dollars
		In thousands (except per share data)
Attributable to:
Equity holders of the Company
Continuing operation		54,665	78,112	19,255	5,158
Discontinued operation		(6,826)	(18,609)	(22,468)	(6,019)
		47,839	59,513	(3,213)	(861)

Non-controlling interests
Continuing operation		14,770	24,200	44,364	11,884
Discontinued operation		-	-	-	-
		14,770	24,200	44,364	11,884

		62,609	83,713	41,151	11,023

Earnings per ordinary share or ADS attributable to equity holders of the Company	31
Basic
Continuing operations		1.10	1.18	0.29	0.08
Discontinued operation		(0.14)	(0.28)	(0.34)	(0.09)
		0.96	0.90	(0.05)	(0.01)
Fully diluted
Continuing operations		1.10	1.07	0.29	0.08
Discontinued operation		(0.14)	(0.28)	(0.34)	(0.09)
		0.96	0.79	(0.05)	(0.01)
Weighted average number of shares or ADSs used for computation of earnings per share (in thousands):
Basic		49,590	65,940	65,954	65,954
Fully diluted		49,814	66,167	65,954	65,954

The accompanying notes are an integral part of the consolidated financial statements.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Year ended December 31			Convenience translation (note 1b) year ended December 31
		2010	2011	2012	2012
	Note	NIS			U.S. dollars
		In thousands
Net income for the year		62,609	83,713	41,151	11,023

Other comprehensive income (losses) items, net of tax:
Available-for-sale financial assets:	12
Revaluation		1,821	53	16,930	4,535
Gain from sales transferred to income statement		(9,925)	(639)	(2,190)	(586)
Actuarial loss from post-employment benefit obligations	24	(277)	(7,692)	(5,021)	(1,345)
Revaluation reserve of fixed assets reclassified as investment property		-	-	12,352	3,309
Currency translation differences		(6,406)	6,238	(2,147)	(575)
Total – other comprehensive income (losses)		(14,787)	(2,040)	19,924	5,338
Total comprehensive income for the year		47,822	81,673	61,075	16,361

From continuing operations:
Attributable to:
Equity holders of the Company		43,626	75,605	33,954	9,096
Non-controlling interests		11,022	24,677	49,589	13,284
		54,648	100,285	83,543	22,380

From discontinued operations:
Attributable to:
Equity holders of the Company		(6,826)	(18,609)	(22,468)	(6,019)
Non-controlling interests		-	-	-	-
		(6,826)	(18,609)	(22,468)	(6,019)

The accompanying notes are an integral part of the consolidated financial statements.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Ordinary shares	Additional paid-in capital	Other reserves	Accumulated deficit	Total	Non- controlling interests		Total equity
	NIS in thousands

BALANCE AT JANUARY 1 ,2010	57,438	1,030,259	5,676	(58,682)	1,034,691	195,059	*	1,229,750
CHANGES DURING 2010:
Comprehensive income for the year	-	-	(11,272)	48,072	36,800	11,022		47,822
Employee share-based payment	-	-	-	6,512	6,512	322		6,834
Movement in equity as result of business combination	20,328	945,442	-	-	965,770	170,054		1,135,824
Transactions with non-controlling interests	-	-	(6,943)	-	(6,943)	24,138		17,195
Exercise of options	759	-	-	-	759	-		759
Issuance of shares upon conversion of convertible debentures	1,187	42,708	-	-	43,895	-		43,895
Acquisition of treasury shares	-	-	-	(4,295)	(4,295)	-		(4,295)
Dividend paid	-	(800,000)	-	(75,000)	(875,000)	-		(875,000)
Dividend to non-controlling interests of subsidiaries	-	-	-	-	-	(17,619)		(17,619)
BALANCE AT DECEMBER 31, 2010	79,712	1,218,409	(12,539)	(83,393)	1,202,189	382,976	*	1,585,165
CHANGES DURING 2011:
Comprehensive income for the year	-	-	4,187	52,809	56,996	24,677		81,673
Employee share-based payment	-	-	-	3,185	3,185	85		3,270
Transactions with non-controlling interests	-	-	(1,320)	-	(1,320)	(13,897)		(15,217)
Exercise of options	143	-	-	-	143	-		143
Issuance of shares upon conversion of convertible debentures	26	870	-	-	896	-		896
Acquisition of treasury shares	-	-	-	(4,035)	(4,035)	-		(4,035)
Dividends paid	-	-	-	(75,000)	(75,000)	-		(75,000)
Dividend to non-controlling interests of subsidiaries	-	-	-	-	-	(30,669)		(30,669)
BALANCE AT DECEMBER 31, 2011	79,881	1,219,279	(9,672)	(106,434)	1,183,054	363,172	*	1,546,226
CHANGES DURING 2012:
Comprehensive income for the year	-	-	19,524	(8,038)	11,486	49,589		61,075
Employee share-based payment	-	-		(493)	(493)	-		(493)
Transactions with non-controlling interests	-	-	(607)		(607)	140		(467)
BALANCE AT DECEMBER 31, 2012	79,881	1,219,279	9,245	(114,965)	1,193,440	412,901		1,606,341

	Convenience translation into U.S. dollars in thousands (note 1b)
BALANCE AT JANUARY 1, 2012	21,399	326,622	(2,591)	(28,512)	316,918	97,287		414,205
CHANGES DURING 2012:
Comprehensive income for the year	-	-	5,230	(2,153)	3,077	13,284		16,361
Employee share-based payment	-	-	-	(132)	(132)	-		(132)
Transaction with non-controlling interest	-	-	(163)	-	(163)	38		(125)
BALANCE AT DECEMBER 31, 2012	21,399	326,622	2,476	(30,797)	319,700	110,608		430,308

The accompanying notes are an integral part of the consolidated financial statements.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

STATEMENTS OF CASH FLOWS

				Convenience
				translation
				(note 1b)
				year ended
	Year ended December 31			December 31
	2010	2011	2012	2012
	NIS			U.S dollars
	In thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Income before taxes on income from continuing operations	108,026	150,807	80,180	21,478
Loss before taxes from discontinued operation	(9,130)	(20,506)	(17,468)	(4,679)
Income tax (paid) received, net	5,741	(79,368)	16,647	4,459
Adjustments to net cash provided by operating activities (a)	101,192	576,664	219,283	58,741
Net cash provided by operating activities	205,829	627,597	298,642	79,999

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(193,474)	(261,101)	(201,273)	(53,917)
Purchase of investment property	(20,720)	(55,524)	(191,706)	(51,354)
Purchase of intangible assets	(34,133)	(30,717)	(43,439)	(11,636)
Proceeds (investments) from collection of short-term deposits and other receivable, net	12,401	(5,858)	7,766	2,080
Proceeds from sale of property and equipment	1,306	12,864	20,187	5,408
Proceeds from sale of investment property	-	50,600	23,198	6,214
Investment in restricted deposit	-	(102,603)	(69,910)	(18,728)
Proceeds from sale of marketable securities	373,040	118,957	150,945	40,435
Investment in marketable securities	(365,091)	(122,646)	(178,149)	(47,723)
Acquisition of subsidiaries	87,219	-	-	-
Acquisition of an associated investee	-	(36,415)	-	-
Grant of long term loans	(31,442)	(145,162)	(102,177)	(27,371)
Payments on account of real estate	(76,884)	(9,187)	(23,937)	(6,412)
Collection of long-term loans receivable	1,565	22,885	13,785	3,693
Net outflow from realization of proportionately consolidated company (note10)	-	-	(3,085)	(826)
Interest received	18,331	16,552	25,256	6,766
Net cash used in investing activities	(227,882)	(547,355)	(572,539)	(153,371)

The accompanying notes are an integral part of the consolidated financial statements.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

STATEMENTS OF CASH FLOWS

				Convenience
				translation (note 1b)
				for the year
				ended
	Year ended December 31,			December 31,
	2010	2011	2012	2012
	NIS			U.S dollars
	In thousands
CASH FLOWS FROM FINANCING ACTIVITIES:
Purchase of treasury shares	(4,295)	(4,035)	-	-
Dividend paid to Company shareholders	(875,000)	(75,000)	-	-
Dividend paid to non-controlling interests	(17,619)	(30,669)	-	-
Issuance of debentures	205,035	-	504,136	135,048
Repayment of debentures	(2,155)	(174,955)	(209,321)	(56,073)
Transactions with non-controlling interests in subsidiary without loss of control	(7,362)	(15,217)	(467)	(125)
Receipt of long-term loans	470,600	213,648	594,298	159,201
Repayment of long-term loans	(165,014)	(382,557)	(350,357)	(93,854)
Repayment of long term credit from payables	(1,740)	(1,750)	-	-
Short-term credit from banks and others, net	(52,404)	582,503	205,390	55,020
Receipt of loans from controlling shareholders	90,000	-	-	-
Proceeds from exercise of options in the Company and a subsidiary	759	143	-	-
Settlement of forward contracts	21,248	-	(2,808)	(752)
Interest paid	(147,532)	(222,771)	(258,788)	(69,324)
Net cash provided by (used in) financing activities	(485,479)	(110,660)	482,083	129,141
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS	(507,532)	(30,418)	208,186	55,769
Translation differences on cash and cash equivalents	(71)	37	(1)	-
BALANCE OF CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS AT BEGINNING OF YEAR	611,734	104,131	73,750	19,756
BALANCE OF CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS AT END OF YEAR	104,131	73,750	281,935	75,525

The accompanying notes are an integral part of the consolidated financial statements.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

STATEMENTS OF CASH FLOWS

					Year ended
		Year ended December 31			December 31,
		2010	2011	2012	2012
		NIS			U.S dollars
		In thousands
(a)	Adjustments to net cash provided by operating activities:
	Adjustments for:
	Depreciation and amortization	206,945	273,746	286,751	76,815
	Increase in fair value of investment property, net	(32,917)	(41,913)	(106,399)	(28,502)
	Gain from decrease in holding rate in proportionately consolidated company upon losing control (note 10)	-	-	(19,622)	(5,256)
	Share in losses (profit) of associates, net of dividend	518	(5,746)	(12,024)	(3,221)
	Dividend received	-	437	12,500	3,348
	Share based payment	6,834	3,270	(493)	(132)
	Loss (gain) from sale and disposal of property and equipment, net	5,962	2,448	(14,475)	(3,877)
	Provision for impairment of property and equipment, net	946	7,815	-	-
	Changes in fair value of derivative financial instruments, net	(8,029)	(107,553)	7,072	1,894
	Linkage differences on monetary assets, debentures, loans and other long term liabilities	57,626	71,465	33,876	9,075
	Employee benefit liability, net	2,371	177	2,114	566
	Decrease (increase) in value of investment in securities, deposits and long-term receivables, net	(15,013)	1,190	(7,228)	(1,936)
	Interest paid, net	118,311	184,963	214,236	57,390
	Changes in operating assets and liabilities:
	Decrease (increase) in trade receivables and other accounts receivable	(53,264)	104,743	76,796	20,572
	Increase (decrease) in trade payables and other accounts payable	19,468	(10,198)	(45,640)	(12,226)
	Changes in advance deposits from customers	-	102,603	64,618	17,309
	Decrease (increase) in inventories	(49,910)	3,706	(11,973)	(3,208)
	Investment in real estate inventories	(87,092)	(5,637)	(249,134)	(66,738)
	Payments on account of real estate inventories	(71,564)	(8,852)	(11,692)	(3,132)
	Total	101,192	576,664	219,283	58,741

(b)	Supplementary information on investing and financing activities not involving cash flows:
	Issuance of shares upon conversion of convertible debentures of the Company	43,895	896	-	-
	Purchase of property and equipment and investment properties on credit	37,084	10,769	27,866	7,465
	Advances from customers deposited in restricted use deposit	22,428	-	-	-
	Issue of shares against acquisition of share in subsidiary	965,770	-	-	-
	Exercise of options to purchase shares in equity accounted investee	-	154,433	-	-
	Realization of property and equipment	-	-	11,000	2,947

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL:

a. Information on the activities of Alon Holdings Blue Square - Israel Ltd and its subsidiaries

Alon Holdings Blue Square-Israel Ltd. ("Blue Square") is an Israeli corporation, which, directly and through its subsidiaries and proportionately consolidated companies (together - the Company) mainly operates in Israel. All references to the Company include, unless the context otherwise indicates, Blue-Square and its subsidiaries.

In October 2010 the Company completed the acquisition of approximately 78% of Dor Alon (see note 6), in July 2011 completed the acquisition of 49% of Diners Club Israel (see note 11) and during the second quarter of 2012, the Company launched its operations in the cellular activity.

In December 2012, the Company resolved to realize Kfar Hash'ashuim that represent the activity of the leisure and toy activity of the Company under the Non-Food segment (see note 6).

The Company operates in four reportable segments: (1) Fueling and Commercial sites (2) Supermarkets (3) Non-Food Retail and Wholesale, (4) Real Estate. The Company has two more operating segments that do not meet the quantitative threshold and accordingly are presented as "Other activities" in the segment disclosure: Cellular activity and the Company's proportional share in issuance and clearance of credit cards activity (see note 5).

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

b. Convenience translation into U.S dollars (hereinafter-"dollars" or "$")

For the convenience of the reader, the reported New Israeli Shekel (NIS) amounts as of December 31, 2012 have been translated into dollars, at the representative rate of exchange on December 31, 2012 (U.S. $1 = NIS 3.733). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented unless otherwise stated (see below).

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

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

The accounting policies adopted by the Company are consistent with those of the previous financial year, except for the following amendments to IFRS effective as of 1 January 2012:

IAS 12 – Income Taxes (Amendment) – Deferred Taxes

As from January 1, 2012 the Company applies Deferred Tax on Investment Property, an amendment to IAS 12 Income Taxes (hereinafter – “the Amendment”). The amendment clarified the determination of deferred tax on investment property measured at fair value and introduces a rebuttable presumption that deferred tax on investment property measured using the fair value model in IAS 40 should be determined on the basis that its carrying amount will be recovered through sale. The Amendment was adopted retrospectively, the effect of the above change on the presented comparative figures are decrease in provisions for deferred taxes of NIS 3 million, increase in accumulated earnings of NIS 2.4 million and increase in non-controlling interests of NIS 0.6 million. The above amendment had no material effect on the statement of income.

The consolidated financial statements have been prepared under the historical cost convention, as modified by actuarial adjustments for defined benefit plan assets and liabilities and financial assets (including derivative instruments) and investment property measured at fair value. The cost of certain non-monetary assets, certain investments in associated companies and certain equity items as of the transition date have been determined on the basis of their deemed cost, or historical cost adjusted to inflation in Israel through December 31, 2003, as allowed by the IFRS transition guidance.

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

Subsidiaries are all entities over which the Company has the power to govern the financial and operating policies, accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is obtained by the Company. They are de-consolidated from the date that control ceases.

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

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

In accordance with IFRS 3 (revised), upon the acquisition of Dor Alon in 2010, the Company valued the acquisition date fair value of the non-controlling interests in Dor Alon on the basis of the active market price of the equity shares of Dor Alon not held by the Company on the Tel Aviv Stock Exchange, where Dor Alon is listed.

When the Company acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date.

If the business combination is achieved in stages, the acquisition fair value of the acquirer's previously held interest in the acquiree is remeasured to fair value as at the date of achievement of control through profit and loss.

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

Total comprehensive income within a subsidiary is attributed to the non-controlling interest even if it results in a deficit balance unless the Company has an obligation or has made payments on behalf of the non-controlling interest.

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

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Upon a decrease in ownership rate without loss of control the Company reallocates a portion of the goodwill arising to the controlling interests to the non-controlling interests ("NCI").

Call option that is fixed in terms, provided with respect to the sale of non-controlling interests in a subsidiary, is accounted for as an equity component of NCI, with any differences recorded in equity; Call option granted to the Company for interests sold to NCI of the subsidiary, that has no attached performance conditions, is accounted for as a derivative instrument and its fair value adjustments are carried to financial income or expense, as appropriate.

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

When the Company ceases to have joint control any retained interest in the entity is remeasured to its fair value at the date when jointly control is lost, with the change in carrying amount recognized in the statement of income, under other gains or losses. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Company had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

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

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

The Company's share of post-acquisition profit or loss is recognized in the statement of income, as "share in profits (losses) of associates" and its share of post-acquisition movements in other comprehensive income is recognized as a separate line item in other comprehensive income with a corresponding adjustment to the carrying amount of the investment. When the Company's share in losses of an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Company does not recognize further losses, unless it has incurred legal or constructive obligation or made payments on behalf of the associate.

Goodwill relating to the acquisition of an associate is initially measured as the difference between the acquisition cost and the company's share in the fair value of the associate's net identifiable assets, liabilities and contingent liabilities. After initial recognition, goodwill is measured at cost and is not systematically amortized.

After application of the equity method, the Company determines whether it is necessary to recognize any additional impairment loss with respect to the investment in associates. The Company determines at the end of each reporting period whether there is objective evidence that the carrying amount of the investment in the associate is impaired. The test of impairment is carried out with reference to the entire investment, including the goodwill attributed to the associate. If there is objective evidence, as above, the amount of the loss is calculated as the difference between the recoverable amount of the investment in the associate and its carrying amount. The recoverable amount is the higher of value in use and fair value less costs to sell based on the estimated net cash flows to be generated by the associate. Impairment loss, as above, is not allocated specifically to goodwill that forms part of the investment and, accordingly, any reversal of that impairment loss is recognized to the extent that the recoverable amount of the investment subsequently increases. The loss, or its reversal, is recognized in profit or loss in the line item, share of profits (losses) of associates.

Profits and losses resulting from transactions between the Company and the associate are eliminated to the extent of the interest in the associate.

The financial statements of the Company and of associates are prepared as of the same dates and periods. The accounting policies applied in the preparation of the financial statements of associates conform with the policies applied in the preparation of the financial statements of the Company (see also note 11).

c.	Segment reporting

Segment information is reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker is the function responsible for allocating resources and assessing performance of the operating segments. The chief operating decision maker does not review information regarding segment assets and segment liabilities in his performance measurement.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

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

An asset carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (see h below).

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within "Other gains (losses)" in the statement of income.

When the use of a property changes from owner-occupied to investment property, which is measured at fair value, the property is remeasured to fair value and reclassified as investment property. Any gain arising on remeasurement is recognized in other comprehensive income and presented within equity in a revaluation reserve, unless the gain reverses a previous impairment loss on the specific property, in which case the gain is first recognized in profit or loss. Any loss is recognized directly in profit or loss.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

f.	Investment property

Investment property is held for long-term rental yields or value appreciation and is not occupied by the Company. Investment property is initially measured at cost, including transaction costs. Subsequent to initial recognition, investment property is stated at fair value, reflecting market conditions, determined at least annually by one of the following independent appraisers, "Haushner Civil Eng. & Real Estate Appraisal Ltd.", "Greenberg Olpiner & co." and "Barak Friedman Cohen & Co. Economic & Real Estate Appraisal."

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

Land that is held under an operating lease with The Israel Lands Administration or local authorities is classified and accounted for as an investment property, provided that the conditions for such classification are met. In such cases, the lease rights are initially recognized as an asset and the lease obligation as a liability, in a manner similar to a finance lease.

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

Goodwill arises on the acquisition of subsidiaries, associates and joint ventures and represents the excess of the consideration transferred over the interest in net fair value of the net identifiable assets, liabilities and contingent liabilities of the acquiree. Also, when the fair value policy choise is used to recognize the NCI in subsidiaries – goodwill will also include any such excess relating to the respective NCI.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash generating units ("CGUs"), or group of CGUs, that is expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes, which is not larger than an operating segment.

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

Costs associated with servicing or maintaining computer software are recognized as an expense as incurred. Costs that are directly associated with the development of identifiable and unique software products controlled by the Company that it is probable they would generate probable future economic benefits and that meet certain technical, financial and other criteria are recognized as intangible assets. Costs include directly attributable employee benefits and applicable consulting and development fees.

Computer software development costs recognized as assets are amortized over their estimated useful lives (not exceeding five years).

Other development expenditures that do not meet these criteria are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period.

4)	Evacuation fees

Amounts paid to assume existing operating lease agreements are presented at cost net of accumulated amortization and impairments. These costs are amortized over the remaining term of the lease.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

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

In the Supermarkets segment, a CGU can be a single store or a group of stores where the cash inflows of one store are largely interdependent on the cash inflows of another store in the same geographic area. The food retail activities are grouped into 82 CGUs.

In the fueling and commercial sites segment the Company evaluates the fueling stations and the convenience stores on its sites together, on one basis, due to common customer base and business dependence on gas stations revenues. The convenience stores that are not located in fueling sites are grouped into 13 separate CGUs based on their geographical locations in a manner similar to the food retail activities.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

In the Non-Food segment each of the self-operated stores (115) is considered a separate CGU on the basis of their geographical location and customers.

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

General and specific borrowing costs directly attributable to the acquisition or construction of any qualifying asset (including investment property, real estate inventories and land and buildings) are capitalized during the period of time that is required to complete and prepare the asset for its intended use. Other borrowing costs are expensed in the period they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

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

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

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

When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognized in OCI are reclassified and included in the statements of income as part of finance income or expenses.

Financial assets and liabilities are offset and the net amount reported in the statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

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

In the course of its operations, a subsidiary in the fueling and commercial sites segments receives deposits from its customers in respect of containers and other loaned equipment. The deposits are to be refunded at the current price of the deposit the company collects from its customers, linked to the Israeli CPI from the last time the price was updated. Under IAS 39 – "Financial Instruments – Recognition and Measurement" – the value of such a financial liability is the amount that can be demanded in return. Since the subsidiary does not have an unconditional right to defer the repayment beyond 12 months, the deposit liabilities are presented among current liabilities.

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

The Company evaluates inventory shrinkage of consumer products throughout the year based on the results of periodic stock taking in its stores, and records allowances based on the results of these counts as of the statement of financial position date.

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

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less allowance for doubtful accounts. If collection is expected in one year or less they are classified as current assets, if not, they are presented as non-current assets.

Management regularly monitors the balance of trade receivables, and the financial statements include a specific allowance computed for accounts, the collectability of which, in the view of management, is doubtful. Material financial difficulties of a customer, reasonable expectations that it will go into liquidation or will undergo a reorganization and inability to pay or delays in payment are indicators that the receivables are impaired. The carrying amount of the asset is reduced through the use of an allowance account to the present value of expected future cash flows and the amount of the loss is recognized in the statement of income within selling, general and administrative expenses. When a trade receivable is uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against selling, general and administrative expenses in the statement of income.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

p.	Cash and cash equivalents

Cash and cash equivalents include cash in hand, short-term bank deposits and other short-term highly liquid investments with original maturities of three months or less.

Bank overdrafts are presented within credit and loans from banks and others in current liabilities in the statement of financial position. For the purposes of the consolidated statement of cash flows, cash and cash equivalents are presented net of bank overdrafts.

q.	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction from issuance proceeds.

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

The Company receives annual rebates from supplier for which the Company has no obligation to meet specified purchasing targets.

In some cases the Company expects to receive certain rebates mainly upon meeting specified purchasing targets, such as the fulfillment of a minimum annual purchase quota (in quantitative or monetary amounts), or an increase in purchases in comparison with purchases made in previous periods. The related rebates are recognized in the financial statements as earned to the extent to which the Company has reached the target.

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

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

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

Income tax comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that they relate to a business combination, or are recognized directly in equity or in other comprehensive income to the extent they relate to items recognized directly in equity or in other comprehensive income.

1)	Current taxes

Current tax is the expected tax payable (or receivable) on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date. Current taxes also include taxes in respect of prior years.

2)	Uncertain tax positions

A provision for uncertain tax positions, including additional tax and interest expenses, is recognized when it is more probable than not that the Company will have to use its economic resources to pay the obligation.

3)	Deferred taxes

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences:

•	The initial recognition of goodwill,
•	The initial recognition of assets and liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit nor loss,
•	Differences relating to investments in subsidiaries, jointly controlled entities and associates, to the extent that the Company is able to control the timing of the reversal of the temporary difference and it is probable that they will not reverse in the foreseeable future, either by way of selling the investment or by way of distributing dividends in respect of the investment.

The measurement of deferred tax reflects the tax consequences that would follow the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. For investment property that is measured at fair value, there is a rebuttable presumption that the carrying amount of the investment property will be recovered through sale. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

A deferred tax asset is recognized for unused tax losses, tax benefits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Offset of deferred tax assets and liabilities

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

4)	Inter-company transactions

Deferred tax in respect of inter-company transactions in the consolidated financial statements is recorded according to the tax rate applicable to the buying company.

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

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows (after taking into account the expected rate of salary increases and other actuarial assumptions) by reference to Israeli Government bonds that have terms to maturity approximating the terms of the related retirement liability.

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

The Company purchases insurance policies and regularly contributes to retirement benefit funds to meet retirement obligations. For defined contribution plans in which the Company has no further payment obligations once the contributions have been paid, the contributions are recognized as employee benefit expenses when they are paid.

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

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

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

The consideration received upon exercise of share options, net of any directly attributable transaction costs are credited to share capital (par value) and additional paid in capital.

6)	Profit sharing and bonus plans

The Company accruals for bonuses and profit-sharing for certain employees, based on a formula that takes into consideration the profit attributable to the stores in which those employees serve, after certain adjustments. The Company recognizes a provision where contractually obligated or where there is a past practice that has created a constructive obligation.

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

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

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

The increase in the provision due to passage of time is recognized as interest expense.

w.	Other comprehensive income

Comprehensive income is comprised of net income for the year and other income and expense items that are not taken into account in determining net income and which are considered components of other comprehensive income; The Company's other comprehensive income or loss items are in respect of fair value adjustments of available for sale financial assets, exchange differences on translation of foreign operations, actuarial adjustments of employee defined benefit plans and revaluation reserve for fixed assets.

x.	Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods in the ordinary course of the Company’s activities. Revenue is shown after including government levies collected by the Company within the course of its fueling operations and net of value added tax, returns, rebates and discounts and after eliminating sales within the Company. Government levies are deducted from Net revenue.

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

Sales of goods and oil products are recognized when a product is sold to the customer. Retail sales are usually paid for by credit card, by checks or in cash.

Revenue from the sale of gift certificates is deferred and is recognized as income when the gift certificate is redeemed for the purchase of goods, or when the likelihood that the customer will redeem the certificate, based on the Company's experience, becomes remote.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

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

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

5)	Revenue from sales of real estate assets

Revenue from the sale of real estate assets are recognized when the significant risks and rewards of ownership have passed to the buyer. Revenue is not recognized if there are significant uncertainties with respect to the collection of the consideration from the transaction, or the costs associated with it, or if there is a continuing involvement of the Company with respect to the sold property.

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

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

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

ad.	Non-current assets and disposal group held for sale

Non-current assets (or group of assets and liabilities for disposal) are classified as held for sale if it is highly probable that they will be recovered primarily through a sale transaction and not through continuing use.

Immediately before classification as held for sale, the assets (or components of a disposal group) except for investment property are remeasured in accordance with the Company's accounting policies. Thereafter, the assets (or components of a disposal group) are measured at the lower of their carrying amount and fair value less cost to sell.

Any impairment loss on a disposal group is initially allocated to goodwill, and then to remaining assets and liabilities on pro rata basis, except that no loss is allocated to assets not in the scope of the measurement requirements of IFRS 5.

In subsequent periods, depreciable assets classified as held for sale or distribution are not periodically depreciated, and investments in associates classified as held for sale are not accounted for by the equity method.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

ae.	New and Amended IFRS and Interpretations

New International Financial Reporting Standards, Amendments to Standards and New interpretations

The following new standards and amendments to standards have been issued up to and during 2012, and were not early adopted by the Company, are effective for annual periods beginning on or after January 1, 2013:

1.	IAS 1 Presentation of Items of Other Comprehensive Income – Amendments to IAS 1

The amendments to IAS 1 change the grouping of items presented in other comprehensive income (OCI). Items that could be reclassified (or ‘recycled’) to profit or loss at a future point in time (for example, net gain on hedge of net investment, exchange differences on translation of foreign operations, net movement on cash flow hedges and net loss or gain on available-for-sale financial assets) would be presented separately from items that will never be reclassified (for example, actuarial gains and losses on defined benefit plans and revaluation of land and buildings). The amendment affects presentation only and has no impact on the Company’s financial position or performance. The amendment to IAS 1 is applicable retrospectively for annual periods beginning on or after July 1, 2012, and will therefore be applied in the Company’s financial statements in 2013.

2.	IAS 19 Employee Benefits (Revised)

The amendment to IAS 19 introduces a number of changes to the accounting treatment of employee benefits, including the recognition of all actuarial gains and losses immediately through other comprehensive income. Furthermore, the interest that is recognized in profit or loss will be calculated on the balance of the net defined benefit liability (asset), according to the discount rate that is used to measure the liability. In addition, employee benefits will be classified as short or long term depending on when the entity expects the benefits to be wholly settled. The amendment to IAS 19 is applicable retrospectively for annual periods beginning on or after January 1, 2013. The amendment to IAS 19 is not expected to have a material effect on the financial statements.

3.	IFRS 11 – Joint arrangements

IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities – Non-monetary Contributions by Ventures. IFRS 11 removes the option to account for jointly controlled entities (JCEs) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture must be accounted for using the equity method. The application of this new standard will impact the financial position of the Company and its operating results.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

The Company is currently evaluating the effect of the anticipated application of this standard.
As to the amounts represent the Company's 50% share in the assets and liabilities, and the results of operations of the proportionately consolidated companies, see note 10a.2.
In addition the Company expects that the application of the new standard will result in reversal of the gain resulting from losing control in JCE in the amount of NIS 19.6 as reported in 2012.

The following new standard and amendments to standards have been issued, but are not effective for the financial year beginning January 1, 2012 and have not been early adopted:

IFRS 9 Financial Instruments: Classification and Measurement

IFRS 9, as issued, reflects the first phase of the IASB’s work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard was initially effective for annual periods beginning on or after 1 January 2013, but Amendments to IFRS 9 Mandatory Effective Date of IFRS 9 and Transition Disclosures, issued in December 2011, moved the mandatory effective date to 1 January 2015. In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of the Company’s financial assets, but will not have an impact on classification and measurements of financial liabilities. The Company will quantify the effect in conjunction with the other phases, when the final standard including all phases is issued.

NOTE 3 – FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS:

a.	Financial risk factors

The Company’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s result of operations. The Company uses derivative financial instruments in order to partially hedge certain risk exposures.

The board of directors and senior management of each company in the group is responsible for determining and supervising the financial risk management fundamentals of each entity in accordance with each entity's business activities, financial structure and the relevant market conditions.

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

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued):

(1)	Market risk

(a)	Price risk

The Company is exposed to price risk in respect of its investments in debt securities and equity securities that are classified as available for sale or at fair value through profit or loss. To manage its price risk arising from investments in debt securities and equity securities, the Company diversifies its portfolio in accordance with pre-defined limits.

The Company invests in Israeli Government debt securities and debt securities of entities that are publicly traded on the Tel Aviv stock exchange that have a minimum rating of A+ at the date of investment. The Company manages the equity price risk through diversification and by placing limits on individual and total equity instruments. Reports on the equity portfolio are submitted to the Company’s senior management on a regular basis.

The table below summarizes the impact on the Company’s post-tax profit for the year and on Comprehensive income of an increase/decrease of 5% in the market price of the investments. The analysis is based on the assumption that all other variables are held constant.

	Year ended December 31
	2010	2011	2012	2010	2011	2012
	NIS in millions
	Impact on post-tax profit			Impact on Comprehensive income

Government bonds	-	0.6	1.4	3.3	5.4	6.5
Corporate bonds	3.5	1.9	0.9	7.2	4.7	3.3
Equity securities	1.0	2.5	2.7	2.1	2.7	4.7
	4.5	5.0	5.0	12.6	12.8	14.4

Post-tax profit for the year would increase/decrease as a result of gains/losses on debt or equity securities classified as at fair value through profit or loss. Comprehensive income would increase/decrease, in addition to gains/losses from securities classified as fair value through profit or loss, as a result of gains/losses on debt or equity securities classified as available for sale (in the event of decline in fair value other than temporary, decline in fair value will be recognized directly in income or loss).

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued):

(b)	Foreign currency risk

Most of the operating units comprising the Company are domiciled and operate in Israel. Some of those units import part of their inventories and raw materials from suppliers with credit liked to the U.S dollar. Those units are exposed to foreign currency risk arising primarily with respect to the U.S. dollar. Some units use forward currency contracts in order to hedge part of the foreign currency risk. In addition, certain of Dor Alon's suppliers provide it with credit and hold related deposits which are linked to the exchange rate of the U.S. dollar.

At December 31, 2012 if the NIS had strengthened / weakened by 5% against the U.S. dollar with all the other variables held constant, the post-tax profit would have been NIS 4.0 million higher / lower (2011 NIS 5.4 million). As at December 31, 2012 Dor Alon had forward contracts for a notional amount of U.S. $95.6 million (2011 U.S. $102 million) in order to partially hedge the foreign currency risk. These forward contracts are not accounted for using hedge accounting.

(c)	CPI risk

As at December 31, 2012, the excess of financial liabilities over financial assets linked to the CPI was NIS 2,918 million (2011: NIS 2,796 million). As at December 31, 2012 the Company had forward contracts for a notional amount of NIS 500 million (2011 NIS 502 million) in order to partially hedge the CPI risk. These forward contracts are not accounted for using hedge accounting.

At December 31, 2012 if the CPI had increased/decreased by 1% with all other variables held constant, post-tax profit for the year would have decreased/increased by NIS 21.9 million (2011: NIS 21.2 million, 2010: NIS 23.3 million).

BSRE has also commitments that are linked to the Israeli Inputs Building Index (hereafter- the Building Index), resulting from engagements with building contractors. Changes in the Building Index affect the costs of construction of investment properties; as of December 31, 2012, BSRE has NIS 299 million under construction agreements including commitments of an associate company (Residence Company) which has engagements with contractors to build the apartments that are linked to the Building Index. The Company mitigates its exposure to this risk, by linking the apartment purchasing agreements to the Building Index.

As of December, 31, 2012 BSRE has agreements in amount of NIS 87 million which are linked to the CPI.

As to the Company's commitments for future minimum payments under non-cancelable operating leases, most of which are linked to the CPI for the years subsequent to the statement of position dates, see note 33a.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued):

(d)	Cash flow and fair value interest rate risk

Borrowings issued at variable rates expose the Company to cash flow interest rate risk. Borrowings issued at fixed rates expose the Company to fair value interest rate risk. At December 31, 2012 if interest rates on borrowings had been 1% (100 basis points) higher/lower with all other variables held constant, post-tax profit for the year would have been NIS 19.2 million (2011: NIS 18.0 million, 2010: NIS 12.0 million) lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings.

Most of the fixed interest assets and liabilities of the Company (such as deposits, loans and issued debentures) are not measured at fair value through profit or loss. Therefore, any change in the interest rate as at the reporting date would not have a material effect on the statement of income.

The Company’s investments in debt securities earning fixed rates of interest and short-term deposits expose the Company to fair value interest rate risk. At December 31, 2012 if interest rates had been 5% higher/lower with all the other variables held constant other components of equity would have been NIS 7.1 million (2011: NIS 7.4 million, 2010: NIS 7.0 million) lower/higher mainly as result of the decrease/increase in the fair value of these debt securities classified as available for sale.

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

Sales to retail customers are collected principally through use of major credit cards, post-dated checks (partially guaranteed by credit insurance) or cash. Sales to wholesale and business customers are made on terms of credit of up to 180 days.

Sales of gift certificates are made on terms of credit of up to 120 days to a large number of different entities.

Sales to wholesale customers are mainly made under accepted market credit terms. The credit quality of each wholesale customer is assessed. The Company's customers are diversified, therefore the Company believes that the risk of credit concentration is low. Individual risk limits are set based on internal ratings that take into consideration the customer’s financial position, credit history and other factors.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued):

Dor Alon requests collateral from some of its customers and or the recipients of loans in accordance with management's credit risk assessment. Where relevant, a credit committee consisting of, among others, the general manager and the finance director meets to discuss the credit risks to the Company. The provision for doubtful debts is updated on a regular basis by the credit committee, based on the Dor Alon's policy and to extent necessary with external legal advisers.

BSRE receives collaterals for third party lease agreements of investment property.

Balances owed to BSRE by the residence company and the mall company (see note 10 and 11) amount to NIS 55.4 million and NIS 31.9 million, as of December 31 2012 and 2011, respectively; BSRE expects that profits from the wholesale market project will serve to repay this debt. In addition, the other shareholders of these companies provided guarantee in favor of BSRE in the amount of NIS 55.4 million and NIS 31.9 million as of December 31 2012 and 2011, respectively, and therefore the credit risk of these loans is considered by BSRE as low.

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

The table does not include the liabilities for operating leases, and the related embedded derivatives. Contractual cash flows for operating leases are presented in note 33a. Cash flows relating to the conversion component of convertible debentures are included in the maturities of the debentures above.

Between Dor Alon and the controlling shareholder of Blue Square there is a deposit / borrow agreement under which it can deposit / borrow monies on on-call terms of up to NIS 150 million (see note 35d).

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued):

	December 31, 2012
	Less than 1 Year	Between 1 and 2 Years	Between 2 and 5 Years	Over 5 Years	Total
	NIS in thousands
Credit and loans from banks and others	1,204,553	-	-	-	1,204,553
Trade payables	1,249,743	-	-	-	1,249,743
Other payables	472,577	-	-	-	472,577
Bank loans and other	310,619	373,765	516,306	584,386	1,785,076
Debentures and convertible debentures	679,649	648,359	1,256,050	567,685	3,151,743
Other long-term payables	17,566	-	-	28,011	45,577

Total	3,934,707	1,022,124	1,772,356	1,180,082	7,909,269

	December 31, 2011
	Less than 1 Year	Between 1 and 2 Years	Between 2 and 5 Years	Over 5 Years	Total
	NIS in thousands
Credit and loans from banks and others	1,044,611	-	-	-	1,044,611
Trade payables	1,243,914	-	-	-	1,243,914
Other payables	546,510	-	-	-	546,510
Bank loans and other	399,104	362,276	525,364	561,508	1,848,252
Debentures and convertible debentures	321,044	599,308	1,424,224	464,599	2,809,175
Other long-term payables		7,626		27,733	35,359
Total	3,555,183	969,210	1,949,588	1,053,840	7,527,821

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

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

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

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued):

The following tables present the Company’s assets and liabilities that are measured at fair value at December 31, 2012 and 2011:

December 31, 2012	Level 1	Level 2	Level 3	Total balance
	NIS in thousands
Assets:
Financial assets at fair value through profit or loss:
Government Bonds	36,119	-	-	36,119
Corporate bonds	25,205	-	-	25,205
Investment in equity securities	3,159	-	-	3,159
Embedded derivatives in rent agreements	-	1,790	-	1,790
Investment in equity securities – property company	-	-	21,300	21,300
Available-for-sale financial assets:
Government Bonds	137,324	-	-	137,324
Corporate bonds	51,002	-	-	51,002
Money market fund	35,908	-	-	35,908
Investment in equity securities	15,296	-	-	15,296
Investment in equity securities – gas exploration companies	7,317	41,292	-	48,609
Total assets	311,330	43,082	21,300	375,712
Liabilities:
Embedded derivatives:
Conversion component embedded in convertible debentures	-	74	-	74
Forwards contracts over foreign currency	-	8,230	-	8,230
Forwards contracts over Israeli CPI	-	9,336	-	9,336
Rent agreements	-	6,382	-	6,382
Total liabilities	-	24,022	-	24,022

	Level 1	Level 2	Level 3	Total balance
December 31, 2011	NIS in thousands
Assets:
Financial assets at fair value through profit or loss:
Government Bonds	16,902	-	-	16,902
Corporate bonds	49,684	-	-	49,684
Investment in equity securities	2,172	-	-	2,172
Forwards contracts over Israeli CPI	-	2,543	-	2,543
Embedded derivatives in rent agreements	-	896	-	896
Investment in equity securities – property company	-	-	30,600	30,600
Available-for-sale financial assets:	-	-	-
Government Bonds	135,324	-	-	135,324
Corporate bonds	59,947	-	-	59,947
Equity securities	5,423	-	-	5,423
Equity securities – gas exploration companies	4,990	28,169	-	33,159
Total assets	274,442	31,608	30,600	336,650
Liabilities:
Embedded derivatives:
Conversion component embedded in convertible debentures	-	169	-	169
Forwards contracts over foreign currency		2,556	-	2,556
Forwards contracts over Israeli CPI	-	10,440	-	10,440
Rent agreements	-	6,519	-	6,519
Total liabilities	-	19,684	-	19,684

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued):

The fair value of financial instruments traded in active markets is based on quoted market prices at the statement of position date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the Company is the closing market price. These instruments are included in level 1. Instruments included in level 1 comprise primarily investments in Israeli Government debt securities and debt and equity securities of entities that are publicly traded on the Tel Aviv Stock Exchange. These instruments are classified as available-for-sale or fair value through profit or loss. The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

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
3.	The tax rates applicable to the income generated by the investee; and
4.	After deducting the property company's recorded liabilities.
b.	The investment in gas exploration companies is partly listed and is partly unlisted. The value of the unlisted shares, which makes up a small minority share in an entity that is involved in the exploration of gas in Israel is based on the share price of the majority holding of the entity that is listed on the Tel Aviv stock exchange.

During 2012, the Company recorded gain from changes in the fair value of the equity securities in the amount of NIS 3.2 million and received dividend in the amount of NIS 12.5 million. As of December 31, 2012, the balance of the equity securities amounts to NIS 21.3 million.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued):

The following table presents the changes in level 3 instruments for the years ended December 31, 2011 and 2010:

	Investment in equity securities	Diners option	Total
Year ended December 31, 2011	NIS in thousands
Opening balance	29,000	53,367	82,367
Gains recognized in profit or loss	1,600	101,031	102,631
Realization of the option and transfer to investment in associate, see note 11	-	(154,398)	(154,398)
Closing balance	30,600	-	30,600

	Investment in equity securities	Diners option	Total
Year ended December 31, 2010	NIS in thousands
Opening balance	25,000	12,266	37,266
Acquisition of subsidiary consolidated for the first time	-	6,669	6,669
Gains recognized in the statement of income	4,000	34,432	38,432
Closing balance	29,000	53,367	82,367

d. Financial Instruments by category

	December 31, 2012
	Loans and Receivables	Assets at fair value through the profit or loss	Available for sale	Total
	NIS in thousands
Current:
Cash and cash equivalents	285,034	-	-	285,034
Short term bank deposits	96,176	-	-	96,176
Investment in securities	-	87,358	237,955	325,313
Trade receivables	1,430,983	-	-	1,430,983
Other receivables excluding prepayments and other	250,980	-	-	250,980
Non-Current:
Loans to associates	132,522	-	-	132,522
Investment in equity securities	-	-	48,609	48,609
Other long-term receivables	207,968	-	-	207,968
Non-current derivative financial instruments	-	1,790	-	1,790
Total	2,403,663	89,148	286,564	2,779,385

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued):

	December 31, 2012
	Other financial liabilities at amortized cost	Liabilities at fair value through the profit or loss	Total
	NIS in thousands

Credit and loans from banks and others	1,169,229	-	1,169,229
Trade payables	1,249,743	-	1,249,743
Other account payables and accrued expenses	541,596	-	541,596
Loans from banks and others	1,515,859	-	1,515,859
Convertible debentures	119,486	-	119,486
Conversion component embedded in convertible debentures	-	74	74
Debentures	2,575,859	-	2,575,859
Derivatives financial instruments	-	23,948	23,948
Other liabilities	17,345	-	17,345
Total	7,189,117	24,022	7,213,139

	December 31, 2011
	Loans and Receivables	Assets at fair value through profit or loss	Available for sale	Total
	NIS in thousands
Current:
Cash and cash equivalents	76,451	-	-	76,451
Short term bank deposits	103,942	-	-	103,942
Investment in securities	-	99,358	200,695	300,053
Trade receivables	1,576,150	-	-	1,576,150
Other receivables excluding prepayments and other	269,538	-	-	269,538
Derivative financial instruments (Forward Contracts)	-	2,543	-	2,543
Non-Current:
Loans to associates	2,571	-	-	2,571
Investment in equity securities	-	-	33,159	33,159
Other long-term receivables	301,920	-	-	301,920
Non-current derivative financial instruments	-	896	-	896
Total	2,330,572	102,797	233,854	2,667,223

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued):

d. Financial Instruments by category (continued):

	December 31, 2011
	Other financial liabilities at amortized cost	Liabilities at fair value through the profit or loss	Total
	NIS in thousands
Credit and loans from banks and others	1,036,928	-	1,036,928
Trade payables	1,243,914	-	1,243,914
Other account payables and accrued expenses	610,477	-	610,477
Bank loans	1,552,129	-	1,552,129
Convertible debentures	118,740	-	118,740
Conversion component embedded in convertible debentures	-	169	169
Debentures	2,246,690	-	2,246,690
Non current Derivatives financial instruments	-	19,515	19,515
Other liabilities	12,341	-	12,341
Total	6,821,219	19,684	6,840,903

e.	Credit quality of financial assets

The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to the internal composition based on historical information that has been accumulated in the Company's entities over the years, as follows:

Cash and cash equivalents and short term bank deposits

Most of the Company's Cash and cash equivalents and short term deposit at December 31, 2012 were deposited with major Israeli banks.

Trade receivables

	December 31
	2011	2012
	NIS in thousands
Retail:
Credit cards	529,666	488,366
Insured checks receivables*	38,947	30,357
Wholesale:
Checks receivables	151,548	112,636
Open accounts	748,177	696,410
	1,468,338	1,327,769

*	The Company is engaged with credit check companies to fully receive payments of checks that have been approved by the credit check company, even if no cover is available at the indicated time of presentation.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued):

Available-for-sale debt securities

As described above, most of the Company's investments are publicly traded on the Tel-Aviv Stock Exchange and are independently rated with a minimum A+ at the date of investment.

f.	Composition of financial instrument balances:

1.	The currency exposure of the Company's monetary assets and liabilities and equity instruments and their fair values are as follows:

	December 31, 2012
	NIS linked to CPI	NIS unlinked	US Dollar	Other currencies	Other(*)	Total	Fair value
	NIS in thousands
Assets:
Cash and cash equivalents	-	274,569	10,421	44	-	285,034		**
Short term bank deposit	-	27,163	69,013	-	-	96,176		**
Investment in securities	105,955	176,602	6,160	-	36,596	325,313		**
Trade receivables	-	1,409,415	21,568	-	-	1,430,983		**
Other accounts receivables	-	222,182	1,253	-	-	223,435		**
Income taxes receivable	92,814	-	-	-	-	92,814		**
Loans receivable	112,137	200,822	53,883	-	-	366,843	365,595
Derivative financial instruments	-	-	1,790	-	-	1,790		**
Investment in equity securities	-	-	-	-	48,609	48,609		**
Other long-term receivables	309	883	-	-	-	1,192		**
Assets of disposal groups classified as held for sale	171	61,900	228	24	-	62,322		**
Total assets	311,386	2,373,536	164,316	68	85,205	2,934,511

Liabilities:
Credit and loans from banks and others	-	1,131,899	37,330	-	-	1,169,229		**
Trade payables	-	894,713	355,030	-	-	1,249,743		**
Other accounts payable and accrued expenses	26,387	407,487	6,905	-	-	440,779		**
Customer's deposits	28,011	-	-	-	-	28,011		**
Income tax payables	3,458	6,666	-	-	-	10,124		**
Provisions	16,648	46,033	-	-	-	62,681		**
Loans	886,831	629,028	-	-	-	1,515,859	1,507,159
Debentures	2,192,206	383,653	-	-	-	2,575,859	2,766,664
Convertible debentures	119,560	-	-	-	-	119,560	127,600
Other long-term liabilities	9,679	7,666	-	-	-	17,345		**
Derivative financial instruments	9,336	-	14,612	-	-	23,948		**
Liabilities of disposal groups classified as held for sale	-	86,702	-	-	-	86,702		**
Total liabilities	3,292,116	3,593,847	413,877	-	-	7,299,840

(*) Financial instrument that are not monetary assets

(**) The fair value of these monetary balances is usually identical or close to their carrying value.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued):

2.	Changes in the exchange rates of the US dollar and the Israeli CPI, in the reported periods are as follows:

Year	Exchange rate of the US dollar	Israel known CPI (1)	Israel actual CPI (2)
	%	%	%
2012	(2.3)	1.4	1.6
2011	7.7	2.6	2.2
2010	(6.0)	2.3	2.7

(1)	Calculated based on published CPI date (through November of each year)
(2)	Calculated based on actual CPI date (through December of each year)

NOTE 4 – CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS:

Estimates and judgments are continually evaluated, and are based on historical experience and other factors, including expectations of future events that are believed to be reasonably possible under the circumstances.

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom identical the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

1)	Impairment of non-financial assets

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

Goodwill and indefinite life intangible assets:

In accordance with the accounting policy stated in note 2, the Company tests at least annually whether goodwill and indefinite life intangible assets have been impaired. The recoverable amount of the cash-generating unit (CGU) to which goodwill has been allocated is determined mostly based on value-in-use calculations. These calculations require the use of estimates. See note 9 for details of key assumptions.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued):

Referring to goodwill allocated to Non-Food Houseware CGU, the Company performed a sensitivity analysis for the key assumption used in its annual goodwill impairment test and determined that an increase in the pre-tax discount rate of 1.0% would result in the estimated recoverable amount of the Houseware CGU falling below its carrying amount by NIS 6 million.

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

When the rate used for discounting cash flows is different by 0.5% from management estimate the fair value of investment property will be NIS 28 million lower or NIS 31 million higher. When the discount rate is different by 1% from management estimate the fair value of investment property will be NIS 53 million lower or NIS 64 million higher.

3)	Provisions for claims

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

The outcome of the legal cases in court could be different from the Company's assessments.

See also note 32.

4)	Income taxes and deferred taxes

The Company recognizes liabilities for anticipated tax exposures based on estimates of whether additional taxes will be due. Where the final outcome of these matters differs from the amounts that were recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued):

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

5)	Provision for doubtful debts

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

6)	Property, plant and equipment

Property, plant and equipment also represent a significant proportion of the Company’s total assets. Therefore the estimates and assumptions made to determine their carrying value and related depreciation are critical to the Group’s financial position and performance.

The useful lives of the Company's assets are determined by management at the time the asset is acquired and reviewed at least annually for appropriateness. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology.

NOTE 5 – SEGMENT INFORMATION:

The Company includes segment information according to IFRS 8. The Company's chief operating decision maker (CODM), Mr. David Wiessman, reviews the Company's internal reports in order to evaluate performance and allocate resources. Company's management has set the operating segments based on the internal reports.

The Company presents four reportable segments: (1) Fueling and Commercial sites, (2) Supermarkets, (3) Real estate, (4) Non-food (Retail and Wholesale). Segments that do not meet the quantitative thresholds consist the cellular activity and the company's share in Diners Club Israel (issuance and clearance of credit cards activity) and are presented under Other Activities. Virtually all of the Company's activities are located in Israel.

The performance of the operating segments is based on a measure of operating profit of the Company and its consolidated subsidiaries and Company's share in net profit of certain associates which the CODM reviews. This measurement basis excludes discontinued operations. In addition, selling, general and administrative expenses of Head Quarters operations and financial income and expenses are not included in the results of each of the operating segments.

Additional data provided to the CODM apart from the data provided below is measured in a manner that corresponds to the method of measurement used in the financial statements.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – SEGMENT INFORMATION (continued):

The Company's operating segments consist of the following:

(1)	Fueling and Commercial sites – Through its subsidiary Dor Alon the Company is engaged in the development, construction and operation of vehicle fueling stations, adjacent commercial centers and independent convenience stores, marketing of fuel products and other products through the filling stations and convenience stores and direct marketing of distillates to customers. The fueling and commercial sites segment is presented according to the published financial statements of Dor Alon. In the reconciliation to the financial statements the Company reclassified the credit card fees and includes the amortization of the excess of cost arising at the time of acquisition. As of December 31, 2012, Dor Alon operated 202 fueling stations and 209 convenience stores in various formats.

(2)	Supermarkets – The Company operates the second largest food retail chain in Israel. Through its subsidiary, Mega Retail Ltd. ("Mega Retail"), which operates supermarket branches, the Company offers a wide range of food and beverage products and “Non-food” items, such as houseware, toys, small electrical appliances, computers and computer accessories, entertainment and leisure products and textile products and “Near-Food” products, such as health and beauty aids, products for infants, cosmetics and hygiene products. As of December 31, 2012, Mega Retail operates 212 supermarkets. This segment also includes properties owned through BSRE and leased out to the supermarket operation of Mega.

(3)	Non-Food (Retail and Wholesale) – Mostly through its subsidiary, BEE Group Retail Ltd. ("BEE Group"), the Company is engaged in Non-Food retail and wholesale activities. As of December 31, 2012, The Company operated 135 Non-Food Retail outlets, some through franchisees, with specialties in houseware and home textile and infant. This segment also includes properties owned through BSRE and leased out to the Non-Food operation.

(4)	Real Estate – Through its subsidiary BSRE the Company is engaged in generating yield from commercial centers, logistics centers and offices, land for the purpose of capital appreciation and deriving long-term yield as well as in the development of the "Wholesale Market" residency project in Tel-Aviv. (see note 11(2))

(5)	Other – The Company is engaged in cellular "MVNO" activities through its subsidiary Alon Cellular Ltd. The Company is also engaged in issuance and clearance of credit cards and grant of credit through its associate Diners Club Israel Ltd. (in 2012 the Company's share in Diners profit amounted to NIS 19.6 million). In the reconciliation to the financial statements the Company included the amortization of the excess of cost arising at the time of acquisition (in 2012 the amortization amounted to NIS 10.5 million).

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – SEGMENT INFORMATION (continued):

	Fueling and commercial sites	Supermarkets	Non - food Retail and wholesale	Real estate	Other activities	Adjustments	Total consolidated
	NIS in thousands

Year ended December 31, 2012:
Net segment revenues	5,935,249	6,552,909	321,116	33,926	7,185	-	12,850,385
Inter segment revenues	41,197	-	29,458	-	-	(70,655)	-
Net revenues	5,976,446	6,552,909	350,574	33,926	7,185	(70,655)	12,850,385
Depreciation and amortization	96,759	169,563	11,438	-	-	8,991	286,751
Operating profit (loss) before other gains and losses net and changes in fair value of investment property	164,781	128,951	(12,072)	5,583	(14,027)	(64,817)	208,399
Segment profit (loss)	164,662	139,666	(15,450)	125,871	(14,027)	(62,529)	338,193
Unallocated corporate expenses							(24,268)
Financial expenses, net							(245,769)
Share in profits of associated companies, net							12,024
Income before taxes on income							80,180

Year ended December 31, 2011:
Net segment revenues	5,301,865	6,723,845	289,045	31,021	-	-	12,345,776
Inter segment revenues	36,087	-	31,810	-	-	(67,897)	-
Net revenues	5,337,952	6,723,845	320,855	31,021	-	(67,897)	12,345,776
Depreciation and amortization	96,130	159,601	12,011	-	-	6,004	273,746
Operating profit (loss) before other gains and losses net and changes in fair value of investment property	173,681	177,346	(19,813)	15,395	6,552	(38,485)	314,676
Segment profit (loss)	173,578	169,697	(28,952)	57,307	6,552	(38,485)	339,697
Unallocated corporate expenses							(22,710)
Financial expenses, net							(171,926)
Share in profits of associated companies, net							5,746
Income before taxes on income							150,807

Year ended December 31, 2010:
Net segment revenues	1,144,981	6,894,978	279,296	25,162	-	-	8,344,417
Inter segment revenues	8,339	-	46,581	-	-	(54,920)	-
Net revenues	1,153,320	6,894,978	325,877	25,162	-	(54,920)	8,344,417
Depreciation and amortization	27,328	163,020	15,156	-	-	1,441	206,945
Operating profit (loss) before other gains and losses net and changes in fair value of investment property	42,936	241,942	(4,969)	(4,843)	-	(9,424)	265,642
Segment profit	39,335	232,944	(13,064)	28,073	-	(9,424)	277,864
Unallocated corporate expenses							(22,000)
Financial expenses, net							(147,320)
Share in losses of associated companies, net							(518)
Income before taxes on income							108,026

The Company does not regularly report any segment assets and liabilities measure to the chief operating decision maker, see also note 2c.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - SUBSIDARIES

i)	Information about principal subsidiaries

Set out below are the Company's principal subsidiaries at December 31, 2012. Unless otherwise stated, the subsidiaries as listed below have share capital consisting solely of ordinary shares, which are held directly by the Company and the proportion of ownership interests held equals to the voting rights held by Company.

Name of Entity	Principal activities	% of Ownership by the group
Dor Alon Energy in Israel (1988) Ltd.	Operation of fueling stations and convenience stores, direct marketing and jet fuel	78.43
Mega Retail Ltd.*	Operation of supermarket branches	100
Bee Group Ltd.*	Non-Food retail and wholesale activities	100
Blue Square Real Estate Ltd.	Project development and generating yield	78.22
Alon Cellular Ltd.	Cellular "MVNO" activities	100

The Company filed an application for merger between Mega Retail and BEE group*

The total non-controlling interest as of December 31, 2012 is NIS 412.9 Million, of which NIS 206.9 Million is for Dor Alon, NIS 18.0 Million is for Bee Group and NIS 188.0 Million is attributed to BSRE.

ii)	Events during the reporting period

a)	Events during 2012

Kfar Hasha'ashuim Marketing Ltd. ("Kfar")

In December 2012, the Company resolved to realize Kfar that operates the leisure and toy activity of the Company under the Non-food segment, and as of December 31, 2012, operates 81 stores, mostly by franchisees. At December 31, 2012, Kfar was classified as a disposal group held for sale and as a discontinued operation.

The results of Kfar for the years ended December 31, 2012 and 2011 are as follows:

	2011	2012
	NIS in thousands
Revenues	136,808	115,214
Expenses	124,867	91,906
Gross profit	11,941	23,308
Selling, general and administrative expenses	(28,371)	(35,956)
Finance expenses	(4,076)	(4,820)
Loss before taxes from discontinued operations	(20,506)	(17,468)
Tax benefit (taxes on income)	1,897	(5,000)
Loss from discontinued operations	(18,609)	(22,468)

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – SUBSIDARIES (continued):

The major classes of assets and liabilities of Kfar classified as held for sale as at December 31, 2012 are, as follows:

December 31
2012
NIS in thousands
Assets
Cash and cash equivalents	1,835
Trade receivables	57,733
Other current assets	13,981
Inventories	34,354
Intangible assets, net	26,012
Assets of disposal group classified as held for sale	133,915

Liabilities
Credit and loans from banks and others	40,039
Trade payables	42,327
Other current liabilities	5,428
Liabilities of disposal group classified as held for sale	87,794

Net assets directly associated with disposal group	46,121

The net cash flows incurred by Kfar, are as follows:

	2011	2012
	NIS in thousands
Operating	(6,464)	(7,666)
Investing	(557)	567
Financing	4,414	7,764
Net cash flow (outflow)	(2,607)	665

b)	Events during 2011

1)	Kfar Hasha'ashuim Marketing Ltd. ("Kfar")

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

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – SUBSIDARIES (continued):

2)	Alon Cellular Ltd.

On March 13, 2011, the subsidiary Alon Cellular, received a license from the Ministry of Communication of Israel to operate as a mobile virtual network operator (MVNO). In connection with the Company’s plans to enter the cellular communications market by becoming an MVNO, on December 27, 2011, Alon Cellular signed an agreement with Partner Communications Ltd.(hereafter: Partner) for launching cellular services in an MVNO model, which will enable Alon Cellular to offer cellular services. The agreement is for the term of 3 years with an option of Alon Cellular to extend the term by one additional year.

Launching the services under the agreement, and the scope of the services provided, are at the full discretion of Alon Cellular; Alon Cellular has also the option to terminate the agreement, at any time, against a payment of an nominal amount.

c)	Events during 2010

Investment in Dor Alon Energy in Israel (1988) Ltd.

On October 3, 2010, the Company completed the acquisition of approximately 80% of the shares in Dor Alon Energy in Israel (1988) Ltd ("Dor Alon"), a company listed on the Tel Aviv stock exchange, from its controlling shareholder Alon, which is also the Company's controlling shareholder. Dor-Alon is engaged in the development, construction and operating of vehicle fueling stations, adjacent commercial centers and independent convenience stores, marketing of fuel products and other products through the fueling stations and convenience stores and direct marketing of distillates to customers. Dor-Alon operates in three CGUs: The fueling and commercial sites, the direct marketing, and the jet fuel marketing. In return for the Dor Alon shares, the Company issued 20,327,710 shares to Alon in such a way that each Dor Alon share held by Alon was exchanged into 1.8 shares of the Company.

The purchase price for the acquisition of Dor Alon was NIS 966 million based on the Company's ordinary share price of NIS 47.51 (based on the closing price on October 3, 2010 on the Tel Aviv stock exchange).

The main business purpose for the transaction was to combine the retail operations of the two companies and to become one of the largest retail groups in Israel. The acquisition was to bring diversity in the products offered by the Company, primarily in the retail sectors, which the Company was able to offer to its current and potential customers, with all of its advantages including strengthening customer relationships.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – PROPERTY AND EQUIPMENT:

a.	Composition of assets and accumulated depreciation, grouped by major classifications, and changes therein are as follows:

	Land, buildings and leasehold improvements (see d. below)	Fueling station equipment	Motor vehicles	Furniture, equipment and installations	Total
	NIS in thousands
Cost:
Balance at January 1, 2012	3,036,909	272,687	24,601	1,437,308	4,771,505
Additions	107,358	35,022	2,592	74,131	219,103
Disposals	(13,981)	(233)	(2,691)	(70,035)	(86,940)
Transfer to and from investment property	(56,528)	-	-	-	(56,528)
Balance at December 31, 2012	3,073,758	307,476	24,502	1,441,404	4,847,140
Accumulated depreciation:
Balance at January 1, 2012	794,281	38,374	12,815	953,782	1,799,252
Additions	111,523	31,554	4,094	90,941	238,112
Disposals	(8,876)	(106)	(2,418)	(56,917)	(68,317)
Transfer to investment property	(11,142)	-	-	-	(11,142)
Balance at December 31, 2012	885,786	69,822	14,491	987,806	1,957,905
Impairment of property and equipment	(18,121)	-	-	(3,618)	(21,739)
Net book value at December 31, 2012	2,169,851	237,654	10,011	449,980	2,867,496

	Land, buildings and leasehold improvements (see d. below)	Fueling stations equipment	Motor vehicles	Furniture, equipment and installations	Total
	NIS in thousands
Cost:
Balance at January 1, 2011	2,933,706	233,765	25,404	1,450,249	4,643,124
Additions	138,939	39,499	4,198	81,150	263,786
Disposals	(35,736)	(577)	(5,001)	(94,091)	(135,405)
Balance at December 31, 2011	3,036,909	272,687	24,601	1,437,308	4,771,505
Accumulated depreciation:
Balance at January 1, 2011	708,425	7,061	11,016	954,037	1,680,539
Additions	105,829	31,589	5,488	91,922	234,828
Disposals	(19,973)	(276)	(3,689)	(92,177)	(116,115)
Balance at December 31, 2011	794,281	38,374	12,815	953,782	1,799,252
Impairment of property and equipment	(18,121)	-	-	(11,645)	(29,766)
Net book value at December 31, 2011	2,224,507	234,313	11,786	471,881	2,942,487

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – PROPERTY AND EQUIPMENT (continued):

	Land, buildings and leasehold improvements	Fueling stations equipment	Motor vehicles	Furniture, equipment and installations	Total
	NIS in thousands
Cost:
Balance at January 1, 2010	2,284,913	-	16,084	1,555,915	3,856,912
Additions	130,855	7,886	1,019	73,210	212,970
Disposals	(144,779)	(95)	(1,385)	(218,672)	(364,931)
Acquisition of subsidiary consolidated for the first time	659,717	225,974	9,686	39,796	935,173
Transfer from investment property	3,000	-	-	-	3,000
Balance at December 31, 2010	2,933,706	233,765	25,404	1,450,249	4,643,124
Accumulated depreciation:
Balance at January 1, 2010	771,751	-	8,253	1,079,472	1,859,476
Additions	80,157	7,062	3,584	87,781	178,584
Disposals	(143,483)	(1)	(821)	(213,216)	(357,521)
Balance at December 31, 2010	708,425	7,061	11,016	954,037	1,680,539
Impairment of property and equipment	(20,647)	-	-	(13,423)	(34,070)
Net book value at December 31, 2010	2,204,634	226,704	14,388	482,789	2,928,515

b.	As to liens placed on assets, see note 34.
c.	Additions during the period – Property and equipment include property under construction (see note 10) and capitalization of labor and finance expenses in an amount of NIS 5.1 million.

d.	Capitalized lease payments in respect of long-term land leases from the Israeli Land administration are as follows:

	December 31
	2011	2012
	NIS in thousands

Capitalized leases for periods of 999 years	3,988	3,984
Capitalized leases for periods ending between the years 2013 and 2056, as detailed below:
Leases for periods of under 10 years	11,550	11,160
Leases for periods of between 10 and 25 years	24,575	24,621
Leases for periods of over 25 years	277,840	275,594
	313,965	311,375
	317,953	315,359

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – INVESTMENT PROPERTY:

The changes in the carrying value of investment property for the years ended December 31, 2012, 2011 and 2010 respectively, are as follows:

	2010	2011	2012
	NIS in thousands
At January 1	421,188	546,870	576,093
Transfer from Payments on account of real estate (b)	-	-	116,921
Transfer to and from property and equipment (c)	(3,000)	-	58,411
Transfer to assets held for sale (d)	-	(3,610)	(94,216)
Additions (e)	38,793	41,520	222,691
Disposals (f)	-	(50,600)	(16,185)
Acquisition of subsidiary consolidated for the first time	56,972	-	-
Changes in fair value of investment property, net (g)	32,917	41,913	106,399
At December 31	546,870	576,093	970,114

a)	All the Company's investment properties are located in Israel.

b)	Represents an amount of NIS 117 million invested in prior periods and classified from Payments on account of real estate (see note 33d).

c)	Three assets with fair value of NIS 65 million which were used by the Company's Supermarkets segment and during 2012 were leased to third parties. The appreciation at the transfer in the amount of NIS 13 million was charged to revaluation reserve directly to equity. An additional asset was leased during 2012 to the supermarkets segment in the amount of NIS 7 million.

d)	These Two assets were realized subsequent to December 31, 2012, for more information see note 36.

e)	The additions in 2012, totaling NIS 222.7 million, include an amount of approximately NIS 149 million in the wholesale market in Tel Aviv (see note 33d and 10) an amount of NIS 19 million in Hadar mall (see note 33.f) and an amount of NIS 33 million in comverse (see note 33e). The additions in 2011, totaling NIS 41.5 million, include an amount of approximately NIS 38 million in Kiryat Hasharon, Netanya. The additions in 2010, totaling NIS 38.7 million, include lands in areas used for commercial development.

f)	On August 9, 2012 BSRE through a proportionately held company signed an agreement to realize an asset for an amount of NIS 40 million not including transaction costs (BSRE's part NIS 19.5 million). On October 24, 2012 the terms of the transaction were complete and the rights in the asset were transferred to third party. In 2011 BSRE and Harel Insurance Company Ltd. (hereafter – Harel) signed an agreement whereby Harel acquired half of the BSRE's rights in an investment property located in Kiryat Hasharon-Netanya in consideration for NIS 50.6 million.

g)	Including NIS 87.6 million from the valuation of the mall under development in the wholesale market complex in Tel Aviv which mainly resulted from approval of additional commercial areas in the mall.

h)	For details regarding liens and guarantees see note 34.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – INVESTMENT PROPERTY (continued):

i)	Association in Israel – based on the current prices in an active market for similar property, locations and conditions, and based on the discounted cash flows that are expected to arise from the assets. The range of discount rates used by the appraiser are 7.75% - 12% per annum (mainly 7.75% - 8.25%) (2011 mainly 7.75% - 8.25%)

j)	Rental revenue that has been recognized in the statements of income within revenues:

	Year ended December 31
	2010	2011	2012
	NIS in thousands
Rental income	27,012	38,573	41,636

k)	Break down of investment property at December 31, 2012 and 2011, by lease rights and ownership of land:

	December 31,
	2011	2012
	NIS in thousands
Under ownership	242,763	260,477
Finance lease from the Israel Lands Administration for a period of 999 years	7,200	7,260
Total	249,963	267,737
Finance lease from the Israel Lands Administration are as follows:
Leases for periods of under 10 years	785	168,350
Leases for periods between 10-25 years	178,429	25,824
Leases for periods of more than 25 years	146,916	508,203
	326,130	702,377
	576,093	970,114

l) Capitalized borrowing costs:

The amount of borrowing costs capitalized during the years ended December 31, 2012, 2011 and 2010 was NIS 17.4 million, NIS 5 million and NIS 2.9 million, respectively. The rate used to determine the amount of borrowing costs eligible for capitalization was 5.3% in 2012 and 5.2% in 2011 (linked to the Israeli CPI).

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – INTANGIBLE ASSETS:

The composition of intangible assets and the accumulated amortization thereon, grouped by major classifications, and changes therein in 2012, 2011 and 2010, are as follows:

			Brand
			name and		Evacuation
			trade	Customer	Fees and
	Goodwill	Software	marks	relationships	Other	Total
	NIS in thousands
At January 1, 2010
Cost	301,265	110,146	20,852	45,623	24,371	502,257
Accumulated amortization and impairment	-	(72,522)	(5,740)	(6,931)	(7,870)	(93,063)
Net carrying amount	301,265	37,624	15,112	38,692	16,501	409,194

Year ended December 31, 2010:
Opening net carrying amount	301,265	37,624	15,112	38,692	16,501	409,194
Additions	-	26,701	150	-	9,182	36,033
Acquisition of subsidiary consolidated for the first time	653,945	4,692	144,000	102,000	173,426	1,078,063
Disposals	-	-	-	-	(221)	(221)
Amortization charge	-	(16,643)	(5,808)	(3,937)	(6,604)	(32,992)
Reversal of impairment (Impairment)	(4,160)	-	-	-	827	(3,333)
Net carrying amount	951,050	52,374	153,454	136,755	193,111	1,486,744

At December 31, 2010:
Cost	951,050	141,539	164,669	147,623	206,670	1,611,511
Accumulated amortization and impairment	-	(89,165)	(11,215)	(10,868)	(13,559)	(124,807)
Net carrying amount	951,050	52,374	153,454	136,755	193,111	1,486,744

Year ended December 31, 2011:
Opening net carrying amount	951,050	52,374	153,454	136,755	193,111	1,486,744
Additions	-	25,637	186	-	9,340	35,163
Amortization charge	-	(21,781)	(1,689)	(18,181)	(16,759)	(58,410)
Impairment	(1,427)	-	-	-	(1,000)	(2,427)
Net carrying amount	949,623	56,230	151,951	118,574	184,692	1,461,070
At 31 December 2011:
Cost	949,623	167,176	164,607	147,623	216,010	1,645,039
Accumulated amortization and impairment	-	(110,946)	(12,656)	(29,049)	(31,318)	(183,969)
Net carrying amount	949,623	56,230	151,951	118,574	184,692	1,461,070

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – INTANGIBLE ASSETS (continued):

	Goodwill	Software	Brand name and trade marks	Customer relationships	Evacuation Fees and others	Total
	NIS in thousands

Year ended December 31, 2012:
Opening net carrying amount	949,623	56,230	151,951	118,574	184,692	1,461,070
Additions	-	29,407	187	-	16,606	46,200
Disposals	(1,880)	(149)	-	-	(7,163)	(9,192)
Amortization charge	-	(24,580)	(4,334)	(17,677)	(18,680)	(65,271)
Transfer to assets of disposal group	(23,506)	-	-	-	(2,506)	(26,012)
Net carrying amount	924,237	60,908	147,804	100,897	172,949	1,406,795

At December 31, 2012:
Cost	924,237	196,263	164,784	147,623	222,958	1,655,865
Accumulated amortization and Impairment	-	(135,355)	(16,980)	(46,726)	(50,009)	(249,070)
Net carrying amount	924,237	60,908	147,804	100,897	172,949	1,406,795

a.	Amortization is included in the statement of income within Selling, general and administrative expenses. Impairment losses are presented in other gains or losses.

b.	Impairment tests for goodwill and indefinite live assets

Goodwill is allocated to six identified groups of cash-generating units (CGUs).

The components of goodwill and indefinite life intangible assets are as follows:

	December 31
	2011	2012
	NIS in thousands
Supermarkets	160,993	159,113
Non - Food retail and wholesale:
Houseware	111,179	111,179
Leisure*	23,506	-
Fueling and Commercial sites:
Goodwill – filling and convenience sites	621,945	621,945
Goodwill – direct marketing	18,000	18,000
Goodwill – jet fuel	14,000	14,000
Indefinite life – brand name	107,000	107,000
	1,056,623	1,031,237

*	Transferred to assets of disposal group

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

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

The key assumptions used for value in-use calculations are as follows:

Segment	Supermarkets	Non - Food retail and wholesale
CGU	Supermarkets	Houseware
	%
December 31, 2012:
Expected gross margin	27.0	55.0
Growth rate (1)	0.25	1.5
Discount rate (2)	9.7	15.8

December 31, 2011:
Expected gross margin	27.7	54
Growth rate (1)	1.0	1.5
Discount rate (2)	11.7	15.9

Segment	Fueling and commercial sites
CGU	Filling and convenience sites	Direct marketing	Jet fuel
	%
December 31, 2012:
Expected operating profit	3.6	3	1
Growth rate (1)	2	3	2
Discount rate (2)	9.4	9.7	16.9

December 31, 2011:
Expected operating profit	4	4	1
Growth rate (1)	2.2	3	2
Discount rate (2)	10.4	10.7	18.9

(1)	Weighted average growth rate used to extrapolate cash flows beyond the budget management estimations covering a five-year period.
(2)	Pre-tax discount rate applied to cash flow projections.

These assumptions have been used for the analysis of each CGU.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – INVESTMENTS IN JOINT VENTURES

a.	Information about principal joint ventures

The Company's share of the results of its principal joint ventures, all of which are unlisted, and its interest held, are as follows:

Name	Percentage of ownership and control
	December 31
	2011	2012

City Mall Tel Aviv Ltd.(1)	50	50
City Core Tel Aviv Ltd. (2)	50	-
Tel Aviv Parking lots Ltd. (3)	50	50
Eyal Baribua Ltd.(4)	50	50

In addition BSRE has joint ventures which operate real estate for internal use and third party use and Dor Alon has certain joint ventures which operate fuel stations and commercial centers (see appendix to the financial statements).

(1)	City Mall Tel Aviv Ltd.

City Mall Tel Aviv Ltd. (the Mall Company) was established as a jointly controlled entity by BSRE and Gindi Group under the construction project of the wholesale market complex and according to a Memorandum of Understandings dated April 15, 2010 (the MOU) that regulates the relations between BSRE and Gindi group in all that concerns the wholesale market in Tel Aviv (see note 33d).

a)	Completion of purchasing the leasehold rights in the real estate

In 2012, the purchase of the leasehold rights in the real estate of the wholesale market project was completed. As of December 31, 2012, the Mall Company paid the entire consideration for the leasehold rights in the real estate designated for establishing the commercial complex pursuant to purchase agreements signed between the parties in a total amount of NIS 394 million (the Company's share 50%). The leasehold rights are for the period ending August 31, 2099. Regarding the loan agreements used to finance the purchase see note 33d.

As of December 31, 2011, the Mall Company paid advances on account of purchasing the rights in the land; the Company's share in the advances amounts to NIS 105.5million was presented in the statement of financial position as of that date under the item of advances on account of real estate.

b)	Commitment with a performing contractor

On July 3, 2012, the purchasers signed an agreement with a performing contractor (the contractor) to perform all skeleton work of the parking lots, the commercial part, public structures and other finishing work. The purchasers shall pay the contractor for the work an estimated amount of NIS 286 million (The Company's portion amounts to NIS 143 million). The contractor committed to complete the work in 19 months from July 4, 2012 and provide the purchasers with guarantees. The agreement with the contractor included agreed compensation in the event of material breach by the contractor and bonus in the event of earlier than the schedules or penalties in the event deviate from the schedules. Regarding guarantees and charges see note 34 and regarding financing agreements, see note 33.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – INVESTMENTS IN JOINT VENTURES (continued):

(2)	City Core Tel Aviv Ltd

The proportionate consolidation of City Core Tel Aviv Ltd (the residential company) was discontinued following a decrease in holding rate to 49.5% (see note 11(2)).

In 2012 BSRE recorded in the statements of income, under other income (expenses), a gain from losing joint control in the residential company in the amount of NIS 19.6 million.

Net outflow from realization of jointly controlled company:

NIS in thousands
Working capital	49,978
Restricted deposit	(175,884)
Investment in associate	74,029
Loan to associate	17,309
Investment property	(12,097)
Real estate inventories	(333,712)
Deferred taxes	(4,663)
Advance deposits from customers	167,746
Long-term loans from banks	240,001
Gain from decrease in holding rate in jointly consolidated company upon losing control	(19,622)
Net outflow from realization of jointly controlled company	3,085

(3)	Tel Aviv Parking lots Ltd.

Tel Aviv Parking Lots Ltd (the Parking Lot Company) a jointly controlled entity by BSRE with Gindi. The Parking Lot Company has the right from Tel Aviv municipality to build, operate and transfer (B.O.T) for 23 years the Givon parking lot in Tel Aviv consisting about 1,000 parking spaces adjacent to the wholesale market project in Tel Aviv and commits to build and develop the circle parking planned to be erected on the complex in 30 months from delivering the right use the real estate.

The construction cost is estimated in NIS 144 million (BSRE's share is NIS 72 million).

Regarding the agreement of the Parking Lot Company to establish and finance the parking lot, see note 33c.

(4)	Eyal Baribua Ltd.

On December 27, 2007, the jointly controlled entity Eyal Baribua Ltd. (Eyal Baribua) which leases from the Israel Land Administration 41 dunams under capitalized lease, was established.

In July 2011 Eyal Baribua entered into a lease agreement with Mega Retail. Pursuant to the lease agreement, Eyal Baribua shall construct for Mega Retail a logistic center to be leased to Mega Retail for 15 years after the completion of its construction, where Mega Retail has the option to extend the lease term for additional periods of three years each time provided that all lease periods shall not exceed 24 years. The lease fees were determined at 8.7% - 9% of the total investment amount of the joint corporation in the logistic center.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – INVESTMENTS IN JOINT VENTURES (continued):

The construction cost is estimated in NIS 120 million (BSRE's share is NIS 60 million).

As of the date of the approval of the financial statements, a permit was received for excavation work to construct the logistic center and works have begun.

The additions in the reported period include investment in the construction works of the logistic center in the amount of approximately NIS 17 million (the Company's share).

Regarding guarantees and charges see Note 34 and regarding financing agreements, see Note 33.

b.	The following amounts represent the Company's 50% share of the assets and liabilities, and the results of these companies.

	December 31
	2011	2012
	NIS in thousands
Assets:
Current assets	108,339	97,744
Non-current assets	528,281	581,467
	636,620	679,211
Liabilities:
Current liabilities	116,398	94,908
Non-current liabilities	135,876	142,892
	252,274	237,800
Net Assets	384,346	441,411

	Year ended December 31
	2010	2011	2012
	NIS in thousands

Revenues	50,360	183,570	168,154
Changes in fair value	1,598	1,537	82,858
Expenses	67,902	168,989	175,395
Net income (loss) for the year	(14,724)	16,118	75,618

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – INVESTMENTS IN ASSOCIATES

The Company's share of the results of its principal associates, all of which are unlisted, and its interest held, are as follows:

Name	% interest held
	December 31
	2011	2012
Diners club Israel Ltd (1)	49	49
City Core Tel Aviv Ltd (2)	-	49.5

(1)	Diners club Israel Ltd

On December 26, 2006, an agreement (hereinafter – the original agreement) was signed between the Company, and Cal - Israel Credit Cards Ltd. (hereinafte – CAL) and Diners Club Israel Ltd (hereinafter - Diners Israel), a subsidiary of CAL.

CAL is engaged with the issuance and clearance of VISA and Master-Card credit cards and is a principal member of the international organization of VISA and Master-card which provides it the right to use these trademarks in Israel as well as the right to issue and clear credit cards in Israel.

Diners has an exclusive license to use the brand Diners in Israel by "Diners Club International Ltd" and to operate, issuance and clearance services of Diners cards.

CAL and Diners are also engaged with grant of loans to their credit card holders.

According to the said agreement, the Company jointly purchased from CAL 49% of the issued share capital of Diners in consideration for a total amount of approximately NIS 21.3 million that was financed through a non-recourse loan provided by CAL to the Company. Both parties had the ability to cancel the agreement in certain circumstances. The Company was entitled to receive income arising from the activity of the loyalty program and to participate in the profit from activities of Diners (which is not part of the loyalty program) upon meeting some milestones as specified in the original agreement.

The Company's investment in Diners was accounted for as an option on Diners' shares. The fair value of the call option was determined based on the binomial valuation model which took into account Diners' expected profits, earnings multiples of companies in Israel in this field of operations and costs of recruiting and maintaining credit card users with the addition of the probability of the multiple scenarios of achieving the milestones.

On May 25, 2011, the Company agreed to an amendment to the original agreement (hereinafter – "the amendment").

The main features of the amendment were the elimination of the right of CAL to annul the agreement and the transfer to Diners part of the operations of CAL with regard to the grant of "off-bank loans" to Diners' credit card holders. The amendment increased the value of the option. On June 30, 2011 the fair value of the option was estimated to be NIS 156 million.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – INVESTMENTS IN ASSOCIATES (continued):

In July 2011 the non- recourse loan, in the amount of NIS 36.4 million, was repaid. Upon repayment of the non-recourse loan Diners became the Company's associated company and thus it is accounted for by the equity method.

Additionally, the amendment set the terms as to the business relationship between the parties, including a cancellation mechanism in the event the loyalty plan was cancelled by the Company.

Allocation of the excess of cost of acquisition over the share in net book value of equity acquired of Diners Israel, was determined as follows : NIS 71 million to customer relationships and contractual arrangements which will be amortized over 4.5 to 6.5 years and NIS 104 million to goodwill which is not amortized (see also note 2b(4)).

The financial statements of Diners are prepared in accordance with International Financial Reporting Standards and with the directives and guidelines of the Supervisor of Banks in Israel. The Company includes its share in the profits of Diners in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Financial position statement data of Diners Club Israel (100%):

	December 31
	2011	2012
	NIS in thousands

Current assets	828,000	815,000
Non - current assets	12,000	48,000
Total assets	840,000	863,000

Current liabilities	548,000	565,000
Non- current liabilities	132,000	98,000
Total liabilities	680,000	663,000
Total equity	160,000	200,000
Total liabilities and equity	840,000	863,000

Operational data of Diners Club Israel (100%):

	For the six months ended (*)	For the year ended
	December 31
	2011	2012
	NIS in thousands

Revenues	71,000	138,000
Operating profit	34,000	58,000
Profit for the year	25,000	40,000

(*) The results of Diners Club Israel were included as of July 1, 2011.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – INVESTMENTS IN ASSOCIATES (continued):

(2)	City Core Tel Aviv Ltd

City Core Tel Aviv Ltd. (the residential company) was established as a jointly controlled entity with Gindi Group under the construction project of the wholesale market and the Memorandum Of Understandings dated April 15, 2010 (the MOU) that regulates the relations between the Company and Gindi Investments 1 Ltd. (Gindi Investments) and another corporation controlled by Moshe and Igal Gindi (the additional corporation) (Gindi) in all that concerns the wholesale market complex in Tel Aviv. On June 29, 2012, the Company and Gindi (and by their controlled subsidiaries) entered into an agreement constituting an appendix (the appendix) to the MOU. Upon the completion of the transaction, the Company's holding rate in the residential company decreased from 50% to 49.5%. Effective with the date of completing the transaction, the Company ceased to consolidate the financial statements of the residential company by way of proportionate consolidation, the investment in which is presented according to equity method.

The residential company is engaged in the establishment, marketing and sale of 722 apartments in the wholesale market complex in accordance with a plan approved by Tel Aviv municipality that includes also the construction and lease of an additional 54 residential units in the project and planning and construction of certain public buildings in return for a payment (as set forth in the MOU, see note 33d) including the development of premises and constructing parking spaces for the municipality at its expense. As of the date of the statement of financial position, the Company received a permit to construct 652 apartments in the project (regarding 70 apartments, a permit was not yet received) and a permit was received to construct basements when the excavation and reinforcement works are about to be completed and skeleton works of the lower basement floor are carried out. It is clarified that upon receiving the building permit, as above, the purchasers' right to cancel the sale agreements with respect to those apartments has expired.

In accordance with the appendix to the MOU dated June 29, 2012, the residential company allocated to Gindi one additional share of NIS 1 par value for NIS 300 thousand. In addition, the appendix contained provisions regarding the protection of the Company's minority interests in the residential company. In view of the decline of the company's holding rate in the residential company to 49.5% and as result of the loss of the joint control, as above, effective with the date of completing the transaction, the Company presented the investment in the residential company according to equity method (see note 10a(2)).

This difference is attributed to the balance of inventory of buildings under construction. The Company did not recognize deferred tax liabilities in respect of the investment in the associate since the Company does not intend to realize the investment by way of selling the shares in the foreseeable future.

Regarding guarantees granted to banks in respect of the residential company, see note 34.

As of the date of the approval of the financial statements, the residential company entered into 619 sale agreements with apartment purchasers amounting to NIS 1,450 million (including VAT).

The residential company is to recognize the revenue from the sale of apartments when the apartments are substantially constructed, accepted by the customer and the full amount resulting from the sale agreement is paid by the buyer.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – INVESTMENTS IN ASSOCIATES (continued):

(3)	Composition

	December 31
	2011	2012
	NIS in thousands

Shares:
Cost of shares	192,902	197,589
Share in undistributed profits accumulated since acquisition	7,173	19,197
	200,075	216,786
Perpetual capital notes (a)	1,610	1,825
Long-term loans (b), (c)	968	130,546
	202,653	349,157

(a)	Perpetual capital notes are linked to the Israeli CPI and bear interest at an annual rate of 5%.

(b)	The loan in amount of NIS 129,790 thousands as of December 31, 2012 bears interest at minimum rate according to the Israeli Tax Regulations. The repayment date of the loan has not yet been determined.

(c)	The loans in the amount of NIS 756 thousands as of December 31, 2012 are linked to the Israeli CPI and bear interest at an annual rate of 4.5%. The repayment date of the loans has not yet been determined.

2.	Changes in the investment in associated companies in the years ending December 31, 2012, 2011 and 2010:

	Year ended December 31
	2010	2011	2012
	NIS in thousands

Balance at the beginning of the year	4,878	6,012	202,653
Changes during the year:
Addition resulting from decrease in holding rate in proportionality held company (see a above)	-	-	74,028
Addition resulting from the acquisition of subsidiary consolidated for the first time	1,652	-
Investment in Diners Israel (see (1) above)	-	190,848
Grant of long term loans	-	-	60,452
Linkage differences and interest receivable	-	484	-
Share in profits (losses), net	(518)	13,457	22,503
Amortization of excess cost	-	(7,711)	(10,479)
Dividend received	-	(437)	-
Balance at the end of the year	6,012	202,653	349,157

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – INVESTMENT IN SECURITIES

a.	Comprised as follows:

	December 31
	2011	2012
	NIS in thousands

Available for sale financial assets – current	200,695	237,955
Financial assets at fair value through profit or loss-current	99,358	87,358
Available for sale financial assets – non-current	33,159	48,609
	333,212	373,922

b.	Composition per type of security:

	December 31
	2011	2012
	NIS in thousands

Debt securities	261,858	285,557
Equity securities	71,354	88,365
	333,212	373,922

c.	Available for sale financial assets

	2010	2011	2012
	NIS in thousands

At January 1	183,179	217,198	233,854
Acquisition of subsidiary consolidated for the first time	32,863	-	-
Purchases	164,013	122,646	178,149
Proceeds	(166,727)	(106,925)	(147,937)
Transfers to or from other comprehensive income	(9,732)	1,090	19,632
Transferred to statement of income	13,602	(155)	2,866
At December 31	217,198	233,854	286,564

In 2010, 2011 and 2012 the Company removed profits from equity into the income statement in the amount of NIS 11,553 thousand, NIS 1,480 thousands and NIS 2,906 thousands, respectively.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – INVESTMENT IN SECURITIES (continued):

d.	Financial assets at fair value through profit or loss

	December 31
	2011	2012
	NIS in thousands

Debt securities	66,586	62,899
Investment in equity securities	32,772	24,459
Total	99,358	87,358

NOTE 13 – DERIVATIVE FINANCIAL INSTRUMENTS:

		December 31
		2011		2012
Derivative financial	Statement of financial position	NIS in thousands
instruments	Item	Assets	Liabilities	Assets	Liabilities
Forward contracts over the Israeli CPI (a)	Derivative financial instruments	-	10,440	-	9,336
Foreign exchange contracts (b)	Derivative financial instruments	2,543	-	-	8,230
Embedded derivatives:
Rent agreements	Derivative financial instruments	896	9,075	1,790	6,382
Conversion component embedded in the convertible debentures (see note 21)	Convertible debentures	-	169	-	74
Total		3,439	19,684	1,790	24,022

(a)	The notional principal amounts of the outstanding forward contracts over the Israeli CPI at December 31, 2012 were approximately NIS 500 million.

(b)	The notional amount of open forward foreign exchange contracts (up to 3 months, mostly 2 months) as of December 31, 2011 and 2012 are $102 million and $95.6 million respectively.

NOTE 14 – TRADE RECEIVABLES, INVENTORIES AND OTHER RECEIVABLES:

a.  Trade receivables

	December 31
	2011	2012
	NIS in thousands
Trade receivables	1,632,727	1,484,626
Less: provision for impairment of trade receivables	(56,577)	(53,643)
	1,576,150	1,430,983

As of December 31, 2012, trade receivables of NIS 30,766 thousands (2011: NIS 30,273 thousands) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. Approximately 50% of these past-due receivables are overdue for up to 3 months.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – TRADE RECEIVABLES, INVENTORIES AND OTHER RECEIVABLES (continued):

As of December 31, 2012, trade receivables of NIS 126,091 thousands (2011: NIS 134,116 thousands) were impaired and provided for. The amount of the provision was NIS 53,643 thousands as of December 31, 2012 (2011: NIS 56,577 thousands). It was assessed that a portion of the receivables is expected to be recovered. The ageing of these receivables is over 12 months.

Movements in the Company's provisions for impairment of trade receivables are as follows:

	December 31
	2011	2012
	NIS in thousands
At January 1	40,753	56,577
Provisions made during the period	19,744	11,048
Unused amounts reversed	(1,441)	(712)
Receivable written off during the year as uncollectible	(2,478)	(1,340)
Transferred to assets of disposal groups classified as held for sale	-	(11,930)
At December 31	56,577	53,643

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

b.   Other receivables

	December 31
	2011	2012
	NIS in thousands
Prepayments	14,776	17,432
Related parties , see note 35	168,642	132,827
Government authorities	8,901	8,039
Advances to suppliers and others	7,476	6,450
Current maturities of loans receivable	8,473	27,545
Receivables in respect of gift certificates	30,159	20,185
Other	53,363	62,384
	291,790	274,862

The fair value of other receivables is usually identical or close to their carrying value.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – TRADE RECEIVABLES, INVENTORIES AND OTHER RECEIVABLES (continued):

c.    Inventories

1)	Inventories presented in current assets:

	December 31
	2011	2012
	NIS in thousands
Fuel and oil products	105,338	111,899
Consumer (including non-food) products	571,252	542,310
	676,590	654,209

2)	Real estate inventories (presented as non-current assets)

Representing approximately a 240-dunam parcel of property in Point-Wells near Seattle, Washington, USA, acquired by BSRE from a related party (see note 35a.b); BSRE has also signed a development agreement with the related party to initiate and promote a detailed plan for the approval of the building of at least 2,000 residential units on the land.

BSRE is operating to change the zoning of the land from heavy industrial use to urban center zoning, and so far has received an "in principal" approval for the zoning change from the Snohomish County.

Based on the new zoning, BSRE filed with the redistrict committee a detailed plan that includes the construction of three residential complexes at a scope of 3,000 residential units public premises on the real estate and development plans (the detailed plan)., the county approved 2,700 residential units as Urban Village zoning. BSRE appealed this decision and on January 7, 2013, the appellate court determined that BSRE is entitled to promote the real estate development according to the detailed plan despite the county's decision. The opponents to the detailed plan applied to the supreme court of Washington State seeking an additional hearing on the ruling of the appellate court. As of the date of this report, a ruling was not yet rendered on the issue. At the same time, negotiations are held with opponents aiming to reach an understanding out of court. As of the date of this report, BSRE is unable to estimate the time required to finalize the detailed planning procedures and receive the approval of the competent authorities to realize the construction rights pursuant to the detailed plan.

Through December 31, 2012, BSRE invested $5.6 million (NIS 20.9 million) in the development of property rights and capitalized borrowing costs of $3.2 million (NIS 11.9 Million) (in 2011: $6.7 million and in 2010 $4.1 million).

The property serves primarily as a plant for storage and distribution of fuel and oils by the related party, and is rented to the related party for a period of up to 10 years. According to the development agreement, all demolition and contamination cleanups required for the land will be the responsibility of the related party and on its account; the related party will also compensate BSRE for any damages incurred in connection with such activities. In case BSRE was to sell the land the related party will participate in the consideration net of costs as defined in the agreement, see note 35a.b.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – CASH, CASH EQUIVALENTS AND DEPOSITS:

a.  Cash and cash equivalents

	December 31
	2011	2012
	NIS in thousands
Cash at bank and on hand	50,730	251,293
Bank deposits with original maturities of three months or less	25,721	33,741

	76,451	285,034

Cash, cash equivalents and bank overdrafts include the following for the purposes of the statement of cash flows:

	December 31
	2011	2012
	NIS in thousands
Cash and cash equivalents	76,451	285,034
Cash at banks attributable to discontinued operations	-	1,835
	76,451	286,869
Bank overdrafts, see note 21	(2,701)	(4,934)

	73,750	281,935

b.  Short-term deposits

	December 31
	2011	2012
	NIS in thousands
Deposits at suppliers (1)	77,329	69,406
Short term deposits relating to debentures (2)	16,073	19,026
Bank deposits (3)	10,540	7,744
	103,942	96,176

(1)	Linked to the U.S. Dollar, bearing interest of LIBOR plus 2%. Deposits used as a security for suppliers.
(2)	Deposit used as security for debentures – see also note 21.
(3)	Bearing interest of 1.9%.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – LOANS RECEIVABLE

	December 31
	2011	2012
	NIS in thousands
Loans to jointly controlled companies (1)	55,908	80,771
Loans to the Fuel Administration (2)	31,091	31,539
Loans to others (3) (4)	104,128	122,019
	191,127	234,329
Less current maturities	8,473	27,545
	182,654	206,784

(1)	Including NIS 55,415 thousand relating to the Wholesale Market project bearing interest of 5.26% and linked to the Israeli CPI and the repayment date has not yet been determined – see also note 11.

(2)	The loan to the Fuel Administration is in accordance with the Control of Commodities and Service Order (Settlements in the Fuel Economy), 1988.

(3)	Mainly owners of fueling stations to which the Company supplies fuel. As at December 31, 2012 and 2011 the amount includes a single debtor balance of NIS 18.1 million and 19.3 million respectively.

(4)	As of December 31, 2012 and 2011 includes a loan to a related party of NIS 38.8 million and NIS 38.3 million, respectively. The loan is linked to the Israeli CPI, bears interest of 5% and matures in January 2015.

The fair value of loans receivables is usually identical or close to their carrying value.

The long term loans are receivable in the years subsequent to the statement of financial position date as follows:

	December 31
	2011	2012
	NIS in thousands
Second year	5,246	3,637
Third year	3,252	41,848
Fourth year	40,130	2,981
Fifth year	2,639	2,476
Sixth year and afterwards	51,396	25,083
Without stated maturity date	79,991	130,759
	182,654	206,784

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – OTHER LONG TERM RECEIVABLES

	December 31
	2011	2012
	NIS in thousands
Restricted deposits (1)	104,781	-
Conditional grants to owners of fuel stations (2)	11,150	20,352
Prepaid rent (3)	10,518	10,100
Others	15,882	3,188
	142,331	33,640

(1)	In 2011 advanced payments from purchasers of apartments were deposited in a bank in an account of the residence company. As of December 31, 2012 the residence company is accounted for by the equity method and classified to Investment in associates (see note 11).

(2)	Includes mainly conditional grants the Company paid to the owners of land in connection with the construction of filling stations. The amounts will become grants after the end of the commitment period or during the period if the filling station owners meet their undertakings to operate the stations during the agreement period.

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

(3)	The prepaid rent in respect of the fueling and commercial sites is amortized over the term of the lease. As of December 31, 2012 the remaining term of the leases is between 4 and 14 years.

NOTE 18 – EQUITY

Number of
Shares issued
At January 1, 2010	43,717,058
Change during 2010:
Issue of shares as part of business combination	20,327,710
Exercise of options	759,051
Issuance of shares upon conversion of convertible debentures	1,187,060
At December 31, 2010	65,990,879
Change during 2011:
Exercise of options	143,582
Issuance of shares upon conversion of convertible debentures	26,399
At December 31, 2011	66,161,860

At December 31, 2012	66,161,860

The total authorized number of ordinary shares as of December 31, 2012 and 2011 is 100 million shares with a par value of NIS 1 per share. All issued shares are fully paid.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 – EQUITY (continued):

In July 1996, the Company completed a global offering of 6,900,000 American Depositary Shares (ADS), with each ADS representing one Ordinary share, at a price per share of $11. In addition, in June 1999, 1,500,000 ADSs were issued upon the exercise of stock options.

The ADSs are traded on the New York Stock Exchange (NYSE). The ADSs represent 3% of the outstanding Ordinary Shares of the Company as of December 31, 2012. As of December 31, 2012 the shares are quoted at $2.33 per ADS.

Commencing November 2000, the Company’s shares have also been listed for trade on the Tel Aviv Stock Exchange. As of December 31, 2012 the shares are quoted at NIS 8.87 per ordinary share.

During 2011 and 2010, convertible debentures of the Company with par value of NIS 167 thousands and 11,268 thousands were converted into 27,399 and 1,187,060 ordinary shares.

On October 3, 2010 in consideration for the acquisition of Dor Alon the Company issued 20,327,710 ordinary shares.

During the year ended December 31, 2011 and 2010 the Company purchased 117,545 treasury shares at a total cost of NIS 4 million and 89,888 treasury shares at a total cost of NIS 4.3 million respectively, relating to shares acquired by executives upon their exercise of vested options granted to them under the company's 2008 share option plan.

The total number of treasury shares held by the Company at December 31, 2012 and 2011 is 207,433 shares.

Share options plan

On January 21, 2008, the Company's Board of Directors resolved to adopt a share options plan (hereinafter - "the plan") for executives and employees of the Company. The total number of shares reserved for issuance under the plan is 5 million shares, (including options issuable to the former Company's President and Chief Executive Officer). All exercises of options under the plan are on a cashless basis. Each option can be exercised to purchase one ordinary share of NIS 1 par value of the Company. Immediately upon allotment, the ordinary shares issued upon exercise of the options will have the same rights as other ordinary shares of the Company.

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

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 – EQUITY (continued):

Following are details of options granted under the plan during the reported periods:

Grant date	Options granted	Exercise price at grant date (NIS)	Share price at grant date (NIS)	Average fair value (NIS)*
March 2008	2,452,500	36.15	36.15	6.12
March 2008 (executives)	2,200,000	39.06	36.15	5.57
May 2008 (executives)	140,000	39.06	46.0	13.2
August 2008	135,000	36.15	36.23	6.7
August 2008 (executives)	100,000	39.06	36.23	6.1
March 2009	63,000	34.42	23.74	3.1
July 2009	92,000	34.42	32.53	7.7
August 2009 (executives)	80,000	37.33	33.85	8.0
March 2010 (executives)	20,000	47.70	45.35	10.9
March 2010	274,000	47.70	45.35	11.6
March 2011 (executives)	290,000	36.51	31.64	9.02

*	The fair value of the options was computed using the Black & Scholes option-pricing model using the following assumptions:

Grant date	Expected dividend yield (%)	Expected volatility (%)	Risk free interest rate (%)	Expected term until exercise (years)
March 2008	6.4	28	4.5	2-3
March 2008	6.4	28	4.5	2.5-3.5
May 2008	6.4	29	5.1	2.5-3.5
August 2008	7.5	30	5.1	2-3
August 2008	7.5	30	5.1	2.5-3.5
March 2009	6.5	43	2.3	2-3
July 2009	6.5	45	2.5	2-3
August 2009	6.5	43	3.0	2.5-3.5
March 2010	4.0	43	2.9	2.5-3.5
March 2010	4.0	43	2.9	2.1-3.1
March 2011	4.0	38	3.8	2.5-3.5

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

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 – EQUITY (continued):

Compensation expense (income) included in the consolidated statements of income in respect of the Company's options plan, amounts to NIS 6.5 million, NIS 3.2 million and NIS (0.5) million for the years 2010, 2011 and 2012, respectively.

Average exercise prices are as follows:

	Average exercise price per share * (NIS)	Number of options (thousands)
At January 1, 2010	35.79	4,490
Granted	41.55	294
Exercised	35.80	(2,837)
Forfeited	35.36	(81)
At December 31, 2010	30.71	1,866
Granted	36.51	290
Exercised	27.64	(751)
Forfeited	29.80	(701)
At December 31, 2011	36.13	704
Disposed	35.60	(293)
Forfeited	36.08	(315)
At December 31, 2012	36.56	96
Options that can be exercised at December 31, 2012	29.76	27

Share options outstanding at the end of the year have the following expiry date and exercise prices:

	Number of options (thousands)	Range of exercise prices (NIS)*	Average of expiry date (years)

December 31, 2011	704	26.85 - 40.98	0.3
December 31, 2012	96	29.76 - 40.98	0.3

*	After adjusting the option exercise price at the rate of 50% of cash dividends distributed.

Share options plans in subsidiaries

a.	In August 2008, BSRE's Board of Directors resolved to adopt a share options plan for executives of BSRE. The total number of shares reserved for issuance under the plan is 250,000 shares. All exercises of options under the plan are to be on a cashless basis. Each option can be exercised to purchase one ordinary share of NIS 1 par value of BSRE. Immediately upon allotment, the ordinary shares issued upon exercise of the options will have the same rights as other ordinary shares of BSRE. The exercise price of the option is set at the grant date according to the average quoted price of BSRE's ordinary share during the 30 trading days before the date of the grant.

Under the plan, executives who exercise the options would be allotted only shares that reflect the benefit component embodied in the options, as computed at date of exercise, i.e., the difference between the exercise price of each option and the quoted price of a NIS 1 par value share at date of exercise.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 – EQUITY (continued):

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

The exercise price is NIS 51.76 (unlinked) per share. The quoted price of BSRE's ordinary share before the date of approval of the grant of options by the Board of Directors was NIS 46.91.

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

Compensation included in the consolidated statements of income in respect of BSRE option plan amounts to NIS 0.3 million and NIS 0.1 million for the years 2010 and 2011, respectively.

In October 2010, BSRE granted 18,077 shares in BSRE upon the exercise of options in consideration for their par value. In February 2011, following the exercise of part of the options in BSRE, BSRE granted 19,840 shares in BSRE in consideration for their par value.

In February 2012, following the exercise of the option in BSRE, BSRE granted 16,181 shares in BSRE in consideration for their par value.

In August 2011, BSRE's Board of Directors resolved to adopt an additional share options plan for executives of BSRE. The total number of shares reserved for issuance under the plan is 125,000 shares under the same terms as determined on the 2008 BSRE option plan.

As of December 31, 2012, no options above were granted under this plan.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 – EQUITY (continued):

b.	Dividends per share

On December 29, 2011, the Company paid dividends per share of NIS 1.13.

During the year 2010, the Company paid dividends per share of NIS 1.70 on February 25 and NIS 12.31 on October 18.

Regarding capital risk management, see also note 3.

NOTE 19 – OTHER RESERVES:

	Available for sale investments	Currency translation differences	Transactions with non- controlling interests	Asset revaluation	Total
At January 1, 2010	5,676	-	-	-	5,676
Change in other reserves:
Available for sale investments	(6,253)	-	-	-	(6,253)
Transactions with non- controlling interests	-	-	(6,943)	-	(6,943)
Currency translation differences	-	(5,019)	-	-	(5,019)
At December 31, 2010	(577)	(5,019)	(6,943)	-	(12,539)
Change in other reserves:
Available for sale investments	(1,082)	-	-	-	(1,082)
Transactions with non- controlling interests	-	-	(1,320)	-	(1,320)
Currency translation differences	-	5,269	-	-	5,269
At December 31, 2011	(1,659)	250	(8,263)	-	(9,672)
Change in other reserves:
Available for sale investments	11,555	-	-	-	11,555
Transactions with non- controlling interests	-	-	(607)	-	(607)
Currency translation differences	-	(1,693)	-	-	(1,693)
Asset revaluation reserve	-	-	-	9,662	9,662
At December 31, 2012	9,896	(1,443)	(8,870)	9,662	9,245

NOTE 20 – OTHER ACCOUNT PAYABLES AND ACCRUED EXPENSES:

	December 31
	2011	2012
	NIS in thousands
Payroll and related expenses and other employee benefits	156,710	152,339
Government authorities	148,121	123,687
Liability in respect of gift certificates	165,911	145,011
Accrued expenses	138,652	125,921
Other	121,591	94,097
Total	730,985	641,054

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 – LOANS FROM BANKS AND OTHERS, DEBENTURES AND CONVERTIBLE DEBENTURES:

Composition

	December 31
	2011	2012
	NIS in thousands

Loans from banks and others (1)	2,589,057	2,685,088
Debentures (2)	2,246,690	2,575,859
Convertible debentures (2)	118,909	119,560
	4,954,656	5,380,507

(1) Loans from banks and others:

	December 31
	2011	2012
	NIS in thousands
Current liabilities:
Bank overdrafts (note 15)	2,701	4,934
Loans from banks and others	994,727	1,076,458
Commercial paper *	39,500	87,837
Current maturities of non-current loans	311,642	251,463
	1,348,570	1,420,692
Non-current liabilities:
Loans from banks and others **	1,240,487	1,264,396
	2,589,057	2,685,088

*	On June 30, 2009 the Company issued commercial paper to institutional investors in an amount of NIS 40,000 thousand for a period of four years. The commercial paper bears a variable annual interest and is repayable every six months at the demand of the holders. Until December 31, 2012 the Company redeemed NIS 27,950 thousand. On August 23, 2012 the Company issued commercial paper to institutional investors in an amount of NIS 80 million for a period of five years. The commercial paper bears a variable annual interest and is repayable every three months at the demand of the holders. Until December 31, 2012 the Company redeemed NIS 5,017 thousand.

**	Including a loan of NIS 55,000 thousand and 9,250 thousands in 2011 and 2012 respectively from the controlling shareholder due in 2014. The loan is unlinked and bears interest of 2% as of December 31, 2012.

Regarding financing agreements and term with banks and others, see note 33.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 – LOANS FROM BANKS AND OTHERS, DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

Composition and details of liabilities based on interest rates and linkage terms

	December 31
	Weighted average interest rate (a)	2011	2012
	%	NIS in thousands

NIS - linked to the Israeli CPI and bears a fixed annual interest rate	3.55%	665,149	675,613
NIS - linked to the Israeli CPI and bears a variable annual interest rate	4.80%	225,385	211,218
NIS - Unlinked and bearing a fixed annual interest rate	6.78%	120,806	86,804
NIS - Unlinked and bearing a variable annual interest rate	4.02%	1,577,717	1,711,453
		2,589,057	2,685,088

(a)	Weighted average interest rate, as of December 31, 2012. See also d. below.
(b)	The long-term loans net of current maturities are repayable in the years subsequent to the statement of financial position date as follows.

	December 31
	2011	2012
	NIS in thousands
Second year	313,803	327,332
Third year	169,417	167,423
Fourth year	141,099	138,195
Fifth year and afterwards	616,168	631,446
	1,240,487	1,264,396

(c)	The carrying amounts and fair value of the non-current loans are as follows:

	December 31
	2011	2012	2011	2012
	NIS in thousands
	Carrying amount		Fair value (*)

Bank and other loans	1,552,129	1,515,859	1,505,615	1,507,159

(*) The fair values of long-term loans are based on cash flows discounted using a rate based on the capitalization rate of 4.2% (2011: 5.4%).

The carrying amounts of short-term loans approximate their fair value.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 – LOANS FROM BANKS AND OTHERS, DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

(d)	Financial covenants

Blue Square has a loan with total of approximately NIS 174 million as at December 31, 2012, regarding which Blue Square has undertaken to meet certain financial covenants. As of December 31, 2012, Blue Square met the above mentioned covenants.

The terms of the loan to Blue Square provide for the bank to add 0.25% to the interest rate, in the event that a rating company (Standard & Poor's Maalot or Midroog) reduces the Company’s rating by two grades. Additional 0.25% will be added in the event that the rating of the Company reduces to BBB under Maalot rating or Baa2 under Midroog rating. Below BBB or Baa2 rating will entitle the bank to call the loan for repayment.

As of January 18, 2012, the debentures were reduced from A1 to A2 stable by the rating agency Midroog.

BSRE has a loan with a total balance of NIS 210.8 million, whereby BSRE has undertaken to meet certain financial covenants. As of December 31, 2012, BSRE met the above mentioned covenants.

Dor Alon's subsidiaries have loans with a total balance of NIS 103.6 million as at December 31, 2012 for which they have undertaken to meet certain covenants. As at December 31, 2012 Dor Alon's subsidiaries met the covenants.

.

Bee Group has loans with a total of NIS 93 million as of December 31, 2012, pursuant to which Bee Group has undertaken to meet certain financial covenants. These financial covenants include a limitation on the distribution of dividends to Blue Square. As of December 31, 2012, except for a loan balance of NIS 58 million, for which a waiver from a bank lender had been received, Bee Group and the rest of its subsidiaries met the financial covenants in their loan agreements.

The financial covenants in the subsidiaries' loan agreements do not restrict the subsidiaries from transferring funds to Blue Square in the form of cash dividends, loans or advances, except for Bee Group, which is restricted from transferring funds to the Company in the form of dividends. As of December 31, 2012, Bee Group did not have any earnings to distribute as a dividend.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 – LOANS FROM BANKS AND OTHERS, DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

(2) Debentures and convertible debentures

		Weighted Average interest rates at	December 31
		December 31, 2012	2011	2012
Debentures	Ref		NIS in thousands
Blue Square:
Alon Holdings Blue Square (Series A)	d(1)(a)	5.90%	238,846	161,527
Alon Holdings Blue Square (Series C)	d(1)(c)	2.50%	94,355	110,176
			333,201	271,703
Blue Square Real Estate:
Marketable debentures-Blue Square Real Estate (Series B)	d(2)(b)	4.70%	891,054	897,661
Marketable debentures-Blue Square Real Estate (Series C)	d(2)(c)	4.20%	291,623	267,011
Marketable debentures-Blue Square Real Estate (Series D)	d(2)(d)	4.50%	114,942	444,017
			1,297,619	1,608,689
Dor Alon Energy:
Marketable debentures-Dor Alon Energy (Series B)	d(3)(a)	5.00%	279,832	212,692
Marketable debentures-Dor Alon Energy (Series C)	d(3)(b)	4.10%	81,000	79,395
Marketable debentures-Dor Alon Energy (Series D)	d(3)(c)	6.65%	139,000	304,634
Debentures of Dorgas Batuchot ltd.	d(3)(d)	4.95%	68,729	60,213
Dor Debentures	d(3)(e)	6.45%	72,169	69,714
Total			640,730	726,648
			2,271,550	2,607,040
Less- amount of discount (net of accumulated amortization)			(24,860)	(31,181)
			2,246,690	2,575,859
Less-current maturities			(212,643)	(527,030)
			2,034,047	2,048,829
Convertible debentures
Blue Square Real Estate (Series A)	d(2)(a)	6.25%	115,058	116,633
Conversion component at fair value	a)		169	74
Premium (net of amortization)			3,682	2,853
Total			118,909	119,560
Less-current maturities			(83)	(29,158)
			118,826	90,402

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 – LOANS FROM BANKS AND OTHERS, DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

a)	Conversion component of convertible debentures

The conversion component of the BSRE convertible debentures is calculated based on a binomial model with using the following assumptions:

	December 31
	2011	2012
Discount rate	1.24%	0.06%
Share price (NIS)	69	81
Standard deviation of the share price	34.10%	32.50%

b)	Repayment dates of debentures and convertible debentures (excluding discount or premium):

	December 31
	2011	2012
	NIS in thousands
First year - current maturities	201,194	548,757
Second year	494,258	542,354
Third year	494,427	461,734
Fourth year	414,925	390,989
Fifth year and afterwards	781,804	779,837
Total	2,386,608	2,723,671

c)	The carrying amounts and fair value of the debentures and the convertible debentures are as follows:

	December 31
	2011	2012	2011	2012
	NIS in thousands
	Carrying amount		Fair value*

Debentures	2,246,690	2,575,859	2,262,270	2,766,664
Convertible debentures	118,909	119,560	122,083	127,600

Total	2,365,599	2,695,419	2,384,353	2,894,264

*	The fair values of debentures and convertible debentures, both marketable and not marketable, are based on market prices and cash flows discounted using a rate based on the capitalization rate of between 1.7% and 5.5%.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 – LOANS FROM BANKS AND OTHERS, DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

d)	Debentures and convertible debentures – additional details

1)	Blue Square

In August 2003, the Company issued NIS 400 million par value debentures to institutional investors in consideration for their par value as follows:

(a)	200 million registered debentures (Series A) of NIS 1 par value each.

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

As to the conversion of convertible debentures into shares in 2011 and 2010, see note 18.

Other terms:

i)	The terms of the debentures (Series A and Series B) provide that in the event that the shares of the Company are delisted from trading on the TASE, and/or in the event that the shares of the Company are no longer held by the public and/or in the event that Standard & Poor's Maalot ("S&PMaalot") reduces the Company’s rating to BBB or lower, then within three months from one of the above mentioned events the Company, subject to the then prevailing law, will offer to acquire the debentures at a price equivalent to the price of debentures of the same type reflecting a return of 2.5% in excess of the return on Government debentures with an average life similar to the remaining average life of the debentures of that series as of the date of the offer, but in no event will the price exceed the carrying value of the debentures of that series.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 – LOANS FROM BANKS AND OTHERS, DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

ii)	On April 26, 2010 Standard & Poors Maalot entered the rating for the debentures of the Company and BSRE of ilA+ into Credit Watch with negative outlook, due to the Wholesale Market transaction of BSRE. On October 26, 2010, Standard & Poors Maalot reduced the rating for the Company's debentures from ilA+ to ilA-. Also, on this date, the Company and BSRE announced they would terminate their rating agreements with Standard & Poors Maalot. From that date, Midroog (a subsidiary of Moody's) will be the rating agency that will continue to rate the Company's and BSRE's debentures.

(c)	On November 9, 2010, following the filing of a Shelf Offering Report, the Company completed its public tender of Series C par value NIS 100 million CPI linked debentures bearing annual fixed interest of 2.5% payable in two semi-annual payments on May 4 and November 4 in each of the years 2011 to 2022. The principal will be repaid in 12 equal payments on November 4 of each of the years 2011 to 2022 (inclusive). The debentures were issued at a discount of 3.2% and for a consideration of NIS 96.8 million. On April 11, 2012, Series C was expanded by a private offering of NIS 35 million par value of debentures Series C to institutional investors for 89.5% of their par value, reflecting a return of 5.7%.

As of December 31, 2012 the Company's subsidiaries hold NIS 10.1 million of Series C of the Company.

Other terms:

As of January 18, 2012, the debentures were reduced from A1 to A2 stable by the rating agency Midroog.

2)	BSRE

a)	BSRE (Series A)

100 million registered convertible debentures (Series A) of NIS 1 par value each.

These debentures are to be redeemed in four equal annual installments on August 31 of each year in the period from 2013 through 2016. The Series A debentures are linked (principal and interest) to the CPI and bear interest at an annual rate of 6.25%, which is payable every six months, on February 28 and August 31 of each year from 2007 until the final redemption of the debentures. The Series A debentures are convertible into registered BSRE ordinary shares of NIS 1 par value at any time through August 16, 2016, except during the periods from August 17 through August 31 in each of the years between 2013-2015 (inclusive). The conversion rate for these debentures as at December 31, 2012 was NIS 247.84 par value of debentures per share.

The annual effective interest rate on the debentures, taking into account the issuance expenses as above, is 5.4%.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 – LOANS FROM BANKS AND OTHERS, DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

b)	BSRE (Series B)

These debentures with par value of NIS 775 million are to be redeemed in four equal annual installments on August 31 of each year in the period from 2013 through 2016. The Series B debentures are linked to the CPI and bear interest at an annual rate of 4.7%, which is payable every six months, on February 28 and August 31 of each year from 2007 until the final redemption of the debentures.

The annual effective interest rate on the debentures, taking into account the issuance expenses as above, is 5.5%.

As December 31, 2012 companies in the group hold NIS 6.2 million of Series B of BSRE.

c)	BSRE (Series C)

On October 18, 2009, BSRE issued to the public Series C debentures in the total amount of NIS 300,000 thousands; the debentures were issued through a tender under a shelf prospectus of the company dated May 20, 2009.

The principal of debentures is to be redeemed in eight non-equal annual installments on October 31 of each of the years 2011 to 2018 (inclusive), where six installments each constituting of 7.5% of the amount of the principal of the debentures would be redeemed on October 31 of each of the years 2011 to 2016 and two installments each constituting 27.5% of the amount of the principal of the debentures would be redeemed in October of each of the years 2017 and 2018.

The Series C debentures are linked to the CPI and bear interest at an annual rate of 4.2%, which is payable every six months, on April 30 and October 31 of each year from 2010 until the final redemption of the debentures.

The annual effective interest rate payable on Series C debentures, taking into account the issuance expenses as above is 4.54%.

As December 31, 2012 companies in the group hold NIS 4.8 million of Series C of BSRE.

d)	BSRE (Series D)

On July 12, 2010, BSRE completed its NIS 110 million Series D debenture issue in accordance with a shelf prospectus. The Debentures are linked to the Israeli CPI and bear fixed interest of 4.5%. The Debenture principal is to be redeemed in four equal annual payments, which will be paid on June 30 in each of the years 2017 to 2020 (inclusive). The Debenture interest is to be paid in semi-annual payments on June 30 of each of the years 2011 to 2020 (inclusive) and December 31 of each of the years 2010 to 2019 (inclusive).

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 – LOANS FROM BANKS AND OTHERS, DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

On January 4, 2012, the debentures were expanded by a private offering of NIS 150 million par value of debentures (Series D) to institutional investors for 98.5% of their par value, reflecting a return of 5.8%. On August 28, 2012, the debentures series was expanded by a private offering of NIS 49 million par value of bonds (Series D) to an institutional investor for 98.0% of their par value, reflecting a return of 6.0% and on November 19, 2012, the debentures series was expanded by a private offering of NIS 110 million par value of debentures (Series D) to an institutional investor for 107.0% of their par value, reflecting a return of 4.8%.

The annual effective interest rate payable on Series D debentures, taking into account the issuance expenses as above is 5.3%.

The terms of the debentures determine that in case Midroog Ltd. or another rating agency were to reduce the BSRE's rating to A3 the annual interest rate will increase by 0.35%. In case BSRE's rating was to be reduced further then the annual interest rate will increase by 0.35% multiplied by the number of notches that the Company's rating is reduced below A3.

e)	As at December 31, 2012 BSRE's (Series A, B, C and D) debentures were rated by Midroog at A1 with a negative outlook.

3)	Dor Alon

a)	Dor Alon (Series B)

In accordance with a prospectus dated May 29, 2005, these debentures with a par value of NIS 585,220 thousand are linked (principal and interest) to the Israeli CPI. The interest of 5% per annum is repayable in semi-annual installments on May 31 and November 30 until May 2015. The principal balance at December 31, 2012 was NIS 212,901 thousand, which is redeemed at annual payments on May 31 over three years, with NIS 70,967 thousand each year.

The annual effective interest rate payable on Series B debentures, taking into account the issuance expenses as above is 6.65%.

b)	Dor Alon (Series C)

These debentures with a par value of NIS 81,000 thousand were issued according to a prospectus dated August 20, 2009 on the Tel Aviv Stock exchange. The debentures bear the interest rate of Israeli government bonds (No.817) with the addition of 2.25% and are paid in quarterly installments up to December 2017. The principal is redeemed in semi-annual installments on June 1 and December 1 over five years, starting 2013, with NIS 16,200 thousand each year.

Subsequent to December 31, 2012 the debentures series was expanded by a private offering of NIS 21 million par value of debentures (Series C) to institutional investors for 97.95% of their par value, reflecting a return of 5.3%.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 – LOANS FROM BANKS AND OTHERS, DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

c)	Dor Alon (Series D)

These debentures with a par value of NIS 139,000 thousand were issued according to a prospectus dated August 20, 2009 on the Tel Aviv stock exchange. The debentures bear a fixed annual interest rate of 6.65%, payable in quarterly installments up to December 2016.

These debentures series was expanded by a private offering to institutional investors, On February 15, 2012 NIS 119.9 million par value of bonds for 100.95% of their par value, reflecting a return of 6.9% and on August 20, 2012 NIS 46 million par value of debentures to institutional investors for 101.08% of their par value, reflecting a return of 6.9%.

Subsequent to December 31, 2012 the debentures series was expanded by a private offering of NIS 129 million par value of debentures (Series D) for 103.8% of their par value, reflecting a return of 5.2%.

The principal is repayable in equal semi-annual payments on June 1 and December 1 from 2013 to 2016, with NIS 76,225 thousand each year.

The annual effective interest rate payable on Series D debentures, taking into account the issuance expenses as above is 6.9%.

Series C and D of Dor Alon debentures are not secured. As at January, 2013 the debentures are rated as A2 in the surveillance list with stable outlook.

d)	Dorgas Batuchot Ltd.

These debentures with a par value at the date of issue of NIS 96,000 thousand are linked (principal and interest) to the Israeli CPI. The debentures bear a fixed rate of annual interest of 4.95%. The principal balance at December 31, 2012 was NIS 60,213 thousand, which is repayable over the first seven years at rate of NIS 7,923 thousand per annum with NIS 4,752 thousand in the eighth year. As at December 31, 2012 these debentures are rated Aa2.

e)	Dor Debentures

These debentures (Series 1 and Series 2) with a par value at the date of issue of NIS 75 million were issued to institutional investors. The principal balance at December 31, 2012 was NIS 69,714 thousand. At December 31, 2012 the debentures are rated -A.

e) Covenants for debentures and convertible debentures

1.	The debentures issued by Dor Debentures and Dorgas Batuchout include the requirement to meet certain covenants. As at December 31, 2012 the covenants for Dor Debentures (Series 2) and Dorgas Batuchot were met.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 – LOANS FROM BANKS AND OTHERS, DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

2.	As at December 31, 2012 Dor Debentures did not meet the covenants relating to the Series 1 debentures issued by Dor Debentures. At the request of the trustee, the Company provided a bank guarantee of NIS 9.2 million that was valid up to January 31, 2013 and was extended to July 2013 (see also note 34f below). During the period to July 2013, the Company and the trustee are to establish whether to change the terms of the original covenants. As a result a liability amounting to NIS 6.6 million was classified as current liabilities as at December 31, 2012.

NOTE 22 – OTHER LIABILITIES:

	December 31
	2011	2012
	NIS in thousands
Rental contracts and value of unfavorable terms of operating leases	149,009	130,122
Advances from purchasers of apartments (see note 11 and 33)	102,704	-
Other	12,884	18,743
	264,597	148,865

NOTE 23 – DEFERRED INCOME TAX:

a.	Deferred tax assets and liabilities, as presented in the statement of financial position are expected to be recovered or settled, as follows:

	December 31
	2011	2012
	NIS in thousands
Deferred tax assets:
Deferred tax asset to be recovered after more than 12 months	46,940	75,023
Deferred tax asset to be recovered within 12 months	57,381	40,379
	104,321	115,402
Deferred tax liabilities:
Deferred tax liability to be recovered after more than 12 months	(149,675)	(176,400)
Deferred tax liability to be recovered within 12 months	(10,094)	(7,376)
	(159,769)	(183,776)
Deferred tax liabilities, net	(55,448)	(68,374)

The deferred taxes are computed at the tax rates of 25%. (2011: 24%-25%). For changes in tax rate enacted in December 2011 – see also note 30.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 – DEFERRED INCOME TAX (continued):

b.	The movement in the net deferred income tax accounts is as follows:

	Year ended December 31
	2010	2011	2012
	NIS in thousands
Balance at January 1	(8,262)	(34,885)	(55,448)
Statement of income charge:
Tax charged to tax expenses	(4,009)	(23,772)	4,269
Tax charged to discontinued operation	2,304	1,897	(5,000)
Additions in respect of companies consolidated for the first time	(26,561)	-	-
Discontinuance of consolidation	-	-	(4,663)
Tax charged directly to other comprehensive income	1,643	1,312	(7,532)
Balance at December 31	(34,885)	(55,448)	(68,374)

c.	The movement in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred tax liabilities	Investment property and depreciable property and equipment	Intangible assets and other	Total
	NIS in thousands
Balance at January 1, 2010	(29,678)	(18,053)	(47,731)

Charged (credited) to the statement of income	(3,518)	1,697	(1,821)
Additions in respect of companies consolidated for the first time	(14,154)	(31,432)	(45,586)
Charged directly to OCI (see note 30)	-	1,628	1,628
Balance at December 31, 2010	(47,350)	(46,160)	(93,510)

Credited to the statement of income	(43,042)	(11,553)	(54,595)
Credited directly to OCI (see note 30)	-	(1,676)	(1,676)
Balance at December 31, 2011	(90,392)	(59,389)	(149,781)

Credited to the statement of income	(22,729)	(8,480)	(31,209)
Credited directly to OCI (see note 30)	(4,117)	(4,897)	(9,014)
Discontinuance of consolidation	1,200	-	1,200
Balance at December 31, 2012	(116,038)	(72,766)	(188,804)

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 – DEFERRED INCOME TAX (continued):

Deferred tax assets	Provisions for employee rights	Carry forwards tax losses	Derivative instruments	Provision for impairment of trade receivables	Total
Balance at January 1, 2010	24,970	17,643	(3,144)	-	39,469

Charged (credited) to the income statement	(2,226)	4,687	(2,672)	327	116
Additions in respect of companies consolidated for the first time	2,731	4,025	-	12,269	19,025
Charged directly to OCI (see note 30)	15	-	-	-	15
Balance at December 31, 2010	25,490	26,355	(5,816)	12,596	58,625

Charged (credited) to the income statement	5,270	18,612	9,247	(409)	32,720
Charged directly to OCI (see note 30)	2,988	-	-	-	2,988
Balance at December 31, 2011	33,748	44,967	3,431	12,187	94,333

Charged (credited) to tax expenses in the income statement	5,675	29,088	(2,208)	2,923	35,478
Credited to discontinued operations in the income statement	(19)	(3,354)	-	(1,627)	(5,000)
Charged directly to OCI (see note 30)	1,482	-	-	-	1,482
Discontinuance of consolidation	-	(5,863)	-	-	(5,863)
Balance at December 31, 2012	40,886	64,838	1,223	13,483	120,430

Losses for tax purposes, carried forward to future years

As of December 31, 2012, 2011 and 2010 the Company and subsidiaries have operating tax loss carry forwards of approximately NIS 450 million, NIS 301 million and NIS 205 million, respectively. The balance of carry forward losses, in respect of which deferred tax assets were not included, amounted to NIS 191 million, NIS 128 million and NIS 84.9 million as of December 31, 2012, 2011 and 2010, respectively. In addition, the Company and its subsidiaries have capital loss tax carry forwards of approximately NIS 20.4 million, NIS 32 million and NIS 30.7 million as of December 31, 2012, 2011 and 2010, respectively. The tax benefit in respect of capital tax loss carry forwards amounting to NIS 20.4 million has not been recorded due to uncertainty of their realization.

For tax rate and changes in tax rates, see note 30(a)(3).

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24 – RETIREMENT BENEFIT OBLIGATIONS:

a.	Composition of the liability for defined benefit plans:

	December 31
	2011	2012
	NIS in thousands
Statement of financial position obligations for:
Present value of funded obligation	416,056	452,234
Provision in respect of unutilized sick leave	37,725	43,045
	453,781	495,279
Fair value of the plan assets	391,536	424,750

Total present value of the obligation, net	62,245	70,529

b.	Changes in the liability for defined benefit plans:

	2010	2011	2012
	NIS in thousands
Liability in respect of defined benefit plans at January 1	369,603	440,717	453,781
Acquisition of subsidiary consolidated for the first time	29,205	-	-
Benefits paid	(24,901)	(35,746)	(54,898)
Current service costs	38,868	42,567	47,739
Actuarial losses (gains)	7,414	(15,523)	30,162
Interest costs	20,528	21,766	19,190
Allocated to liabilities of disposal groups classified as held for sale	-	-	(695)
Liability in respect of defined benefit plans at December 31	440,717	453,781	495,279

c.	Changes in plans assets:

	2010	2011	2012
	NIS in thousands
Fair value of plan assets at January 1	322,354	389,225	391,536
Acquisition of subsidiary consolidated for the first time	27,753	-	-
Employer contributions paid into the plan	30,868	37,036	35,636
Actuarial gains (losses)	6,850	(26,203)	23,659
Benefits paid	(18,265)	(28,392)	(44,507)
Expected return on plan assets	18,561	19,902	19,602
Other adjustments	1,104	(32)	(649)
Allocated to assets of disposal groups classified as held for sale	-	-	(527)
Fair value of plan assets at December 31	389,225	391,536	424,750

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24 – RETIREMENT BENEFIT OBLIGATIONS (continued):

The actual return (loss) on plan assets was NIS 43,261 thousands (2011 – NIS (6,301) thousands, 2010-NIS 25,411 thousands, 2009-NIS 48,161 thousands).

Expected contributions to post-employment benefit plans for the year ending December 31, 2013 are approximately NIS 44,151 thousand.

The accumulated amount of actuarial gains (losses) that were recognized in the OCI, net of taxes, as of December 31, 2012, 2011, 2010 and 2009 is NIS (22,966) thousands, NIS (17,945) thousands, NIS (10,253) thousands and (9,976) thousands, respectively.

d.	Expense recognized in the income statement in respect of defined benefit plans:

	Year ended December 31
	2010	2011	2012
	NIS in thousands
Current services costs	38,868	42,567	47,739
Interest cost	20,528	21,766	19,190
Expected return on plan assets	(18,561)	(19,902)	(19,602)
Other adjustments	(1,104)	32	649
	39,731	44,463	47,976

The expense recognized in the statement of income for defined contribution plans was NIS 9,067 thousands in 2012, NIS 7,706 thousand in 2011 and NIS 2,671 thousands in 2010.

e.	The expenses were included in the following statement of income items:

	Year ended December 31
	2010	2011	2012
	NIS in thousands
Selling, general and administrative expenses	37,764	42,599	48,388
Financial (income) expenses	1,967	1,864	(412)
	39,731	44,463	47,976

The principal actuarial assumptions used were as follows:

	December 31
	2011	2012
	%
Discount rate	4.4-5.1	3.4-4.4
Inflation rate	2.5	2.6
Expected return on plan assets	4.5-5.6	3.9-5.1
Future salary increases	1-7.7	1-7.7
Rates of employee turnover	1-80	1-80

Assumptions regarding future mortality rates are based on actuarial advice in accordance with published statistics and past experience in Israel. Mortality rates are based on the pension circular 2013-3-1 of the Ministry of Finance.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 – PROVISION FOR OTHER LIABILITIES AND CHARGES:

	Termination benefits	Real estate related disputes (1)	Legal claims	Total
	NIS in thousands
At January 1, 2011	282	18,130	53,458	71,870
Provisions capitalized to property and equipment	-	1,090	-	1,090
Charged (credited) to the income statement:
Provisions made during the year	280	-	10,933	11,213
Unwind of discount		-	1,607	1,607
Provisions reversed during the year	-	-	(1,040)	(1,040)
Provisions used during the year	(562)	-	(5,912)	(6,474)
At December 31, 2011	-	19,220	59,046	78,266
Charged (credited) to the income statement:
Provisions made during the year	-	-	7,689	7,689
Unwind of discount	-	-	1,630	1,630
Provisions reversed during the year	-	(2,838)	(7,109)	(9,947)
Provisions used during the year	-	-	(14,957)	(14,957)
At December 31, 2012	-	16,382	46,299	62,681

(1)	Provisions relating to disagreements with respect to lease fees required for assets where the lease term has ended, disagreements with respect to balances due to constructors or as to whether conditions for payment were met, and for development and construction levies that are under negotiation with the authorities (see also note 32).

NOTE 26 – OTHER GAINS (LOSSES):

	Year ended December 31
	2010	2011	2012
	NIS in thousands
Other gains:
Gain from decrease in holding rate in jointly consolidated company upon losing control (note 10)	-	-	19,622
Gain from sale of property and equipment	81	1,637	10,317
Reversal of impairment provision, net	3,031	-	-
Other	146	-	-
	3,258	1,637	29,939
Other losses:
Loss from sale of property and equipment and other assets	6,167	3,500	306
Impairment provisions of property and equipment and intangible assets	3,977	7,426	-
Reorganization costs	2,961	6,403	1,089
Dor Alon acquisition transaction costs	2,974	-	-
Other	7,874	1,200	5,149
	23,953	18,529	6,544

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27 – EXPENSES BY NATURE:

	Year ended December 31
	2010	2011	2012
	NIS in thousands
Change in inventories	49,910	3,706	(11,973)
Net purchases	5,960,106	9,297,171	9,853,527
Wages salaries and related expenses	838,511	1,037,180	1,071,665
Depreciation, amortization and impairment charges	206,945	273,746	286,751
Transportation and storage expenses	112,340	139,232	117,491
Advertising costs	118,461	89,409	97,599
Rent and maintenance expenses	303,730	504,583	541,510
Other expenses	510,772	708,783	709,683

Total cost of sales, selling general and administrative expenses	8,100,775	12,053,810	12,666,254

NOTE 28 – EMPLOYEE BENEFIT EXPENSES:

	Year ended December 31
	2010	2011	2012
	NIS in thousands
Wages, salaries, including social security costs	789,275	981,827	1,015,115
Share options granted to managers and employees	6,834	3,184	(493)
Post-employment benefits*	42,402	52,169	57,043
	838,511	1,037,180	1,071,665
Number of positions at December 31, (100%)**	***9,890	9,465	10,846

*	Including employee benefit expenses that were charged to finance expenses.
**	In certain cases several employees share one 100% position, i.e., each employee works part time.
***	From October 3, 2010 the expenses include Dor Alon's employees.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 29 – FINANCE INCOME AND EXPENSES:

	Year ended December 31
	2010	2011	2012
	NIS in thousands
Income:
Interests:
Interest income on short-term bank deposits	5,479	1,693	3,274
Interest income from bank and others	14,036	26,708	27,473
Changes in fair value of securities:
Net gain from marketable securities available for sale	21,861	9,897	17,914
Net gain from securities at fair value through profit and loss	14,063	11,983	23,390
Changes in fair value of derivatives:
Conversion component	-	4,804	-
Forward contracts on the Israeli CPI	2,322	-	1,476
Diners option	27,859	101,031	-
Embedded derivatives	-	451	348
	85,620	156,567	73,875

Expenses:
Interest and differences from linkage to the Israel CPI:
Bank borrowings	55,970	127,076	135,368
Debentures and convertible debentures	143,241	192,100	182,372
Bank commissions and others	7,451	19,877	26,624
Changes in fair value of derivatives:
Conversion component	31,248	-	-
Forward contracts on the Israeli CPI	-	9,569	3,824
Embedded derivatives	3,798	2,558	15
Net of capitalization of finance expenses	(8,768)	(22,687)	(28,559)
	232,940	328,493	319,644
Net finance cost	147,320	171,926	245,769

NOTE 30 – INCOME TAX EXPENSES:

a.	Corporate taxation of the Company:

Corporate taxation in Israel

1.	The Company and most of its subsidiaries are Israeli companies and act within the borders of Israel, hence, assessed for corporate tax in Israel.

2.	Commencing with tax year 2008, the results of operations for tax purposes of the Company and its subsidiaries are measured in nominal values. Through tax year 2007, the results of operations of the Company and its subsidiaries were measured having regard to the changes in the CPI in accordance with the Income Tax (Inflationary Adjustments) Law, 1985 (hereafter – the inflationary adjustments law).

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30 – INCOME TAX EXPENSES (continued):

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

Deferred tax balances as at December 31, 2012 and 2011 are calculated in accordance with the tax rates specified in the Law to Change the Tax Burden, at the tax rate expected on the date of reversal. The effect of the change in the tax rate on the financial statements as at December 31, 2011 is reflected in an increase in the deferred tax liability of NIS 34.4 thousand.

Capital gains are taxed at a rate of 25% on the capital gains derived after January 1, 2003 (as to marketable securities – that were acquired after January 1, 2006), and at the regular corporate tax rates on income derived through the aforementioned date.

Corporate taxation in other jurisdictions

A subsidiary company incorporated in the U.S. is subject to U.S. Federal, State and City taxes; the weighted tax rate that apply to the subsidiary is approximately 35%.

b.	Tax assessments

1.	The Company has received final tax assessments for tax years through 2008.

Some subsidiaries have received final assessments for tax years through 2007-2008. For some of the subsidiaries, no final tax assessments have been received since their inception.

2.	As to withholding tax assessment for the years 2001-2004 and 2005-2008, see note 32.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30 – INCOME TAX EXPENSES (continued):

c. Effect of adoption of IFRS in Israel on tax liability

In the years 2007 to 2011 a Temporary Order was in affect (the meaning of the temporary order is that IFRS would actually not be applied upon computation of the income reported for tax purposes for the said tax years). The Company estimates that at this stage a new legislation shall not apply to tax years preceding 2013. The Company computed its taxable income for tax years 2007 to 2012 based on Israeli accounting standards applicable prior to adoption of IFRS in Israel, subject to certain adjustments.

d. Taxes on income included in the income statements:

	Year ended December 31
	2010	2011	2012
	NIS in thousands
Current taxes:
Current tax on profits for the year	33,231	24,212	24,804
Adjustments in respect of prior years	1,351	501	(3,974)
Total current taxes	34,582	24,713	20,830
Deferred taxes (note 23)	4,009	23,772	(4,269)
Income tax expense	38,591	48,485	16,561

e. The income tax charged (credited) to OCI during the year is as follows:

	Year ended December 31
	2010	2011	2012
	NIS in thousands
Deferred tax:
Tax on actuarial loss on post employment benefits scheme	15	2,988	1,482
Tax on fair value adjustments of available-for-sale financial assets	1,628	(1,676)	(4,897)
Tax on asset revaluation reserve	-	-	(4,117)
	1,643	1,312	(7,532)

The other items transferred to other comprehensive income do not have a tax affect

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30 – INCOME TAX EXPENSES (continued):

f.	The tax on the Company's profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	Year ended December 31
	2010	2011	2012
	NIS in thousands
Profit before tax	108,026	150,807	80,180
Theoretical tax expenses (25%, 24% and 25% respectively)	27,007	36,194	20,045
Tax effects of:
Realization of Diners option- see note 11	-	(33,731)	-
Change in future tax rate	-	34,398	-
Difference between the measurement basis of income for tax purposes and the measurement basis of income for book purposes, net	(7,344)	4,667	(4,611)
Expenses not deductible for tax purposes, net	5,155	3,222	1,211
Utilization of previously unrecognized tax losses	(482)	(1,137)	(5,151)
Tax losses for which no deferred income tax asset was recognized	5,517	11,993	18,515
Increase (decrease) in taxes resulting from computation of deferred taxes at a rate which is different from the theoretical rate	(1,847)	(4,821)	288
Non-taxable financial (income) expenses*	7,689	(1,422)	-
Capital losses (gains) for which no deferred tax was recognized	1,524	-	(4,906)
Tax impact relating to associates' results	-	(1,379)	(3,006)
Adjustment in respect of prior years	1,351	501	(3,974)
Other	21	-	(1,850)
Tax charge	38,591	48,485	16,561

* Mainly resulting from changes in value of conversion component in convertible debentures.

NOTE 31 – EARNINGS PER SHARE:

a.	Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year, (see note 18).

	2010	2011	2012
Profit attributable to equity holders of the Company (NIS in thousands) from continuing operations	54,665	78,122	19,255
Loss attributable to equity holders of the Company (NIS in thousands) from discontinued operations	(6,826)	(18,609)	(22,468)
Net profit (loss) attributable to equity holders of the Company (NIS in thousands)	47,839	59,513	(3,213)
Weighted average number of ordinary shares in issue	49,589,822	65,939,848	65,954,427

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 31 – EARNINGS PER SHARE (continued):

b.	Diluted

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

	2010	2011*	2012
	NIS in thousands
Profit (loss) attributable to equity holders of the Company	47,839	59,513	(3,213)
Gain from conversion feature and Interest expense on convertible debt (net of tax)	-	(7,150)	-
Effect of options in subsidiary	(108)	-	-
Profit (loss) used to determine diluted earnings per share	47,731	52,363	(3,213)

	Number of shares
Weighted average number of ordinary shares in issue adjustments for:	49,589,822	65,939,848	65,954,427
Assumed conversion of convertible debt	-	227,259	-
Assumed exercise of options	224,358	-	-
Weighted average number of ordinary shares for diluted earnings per share	49,814,180	66,167,107	65,954,427
Options which were not included in the computation diluted earnings per share due to anti-dilutive effect	342,000	704,663	97,164
Convertible debentures which were not included in the computation of diluted earnings per share due to anti-dilutive effect	2,000,694	-	-

In addition there are convertible debentures in Company's subsidiary BSRE that had no dilutive effect on the Company's earnings per share.

*	The effect of potential ordinary shares was not taken into account in 2011 because it had anti-dilutive effect

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

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

c.	In September 2011, a lawsuit was filed against Mega and Shufersal along with a request to be approved as a class action in relation to the issuance and sale of purchase vouchers. The action consists of two claims: 1. The designation of an expiration date to the vouchers constitutes a "depriving condition" in a standard contract and is therefore invalid; and 2. The voucher provision that a consumer who uses vouchers to pay for his purchase can be given change only in vouchers redeemable in the same store constitutes a "depriving condition" and is therefore invalid. The claimant asked for declaratory relief that these provisions are invalid, as well as for damages calculated by the court, taking into account all holders of vouchers and/or shoppers who have used the vouchers over the past 7 years. In the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%. However the Company has agreed to enter into a mediation process, which as of the date of the report is still pending. If the mediation will be successful then the impact on the Company's profit or loss will be immaterial. The company has made sufficient provisions for this mediation in its financial statements..

d.	In October 2011, a letter of claim and a motion for approval of action as a class action was filed against the Company, alleging that the Company does not deduct the weight of the package in which it sells different products, such as various meat and poultry products, fruit and vegetables. If the claim is approved as a class action, the approximate claim is estimated by the plaintiff at approximately NIS 181 million. In the opinion of the Company, based on the opinion of its legal advisors, the chances that the claim will be rejected exceed 50%. Accordingly, the Company did not make any provision for this claim in its financial statements.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 32 – CONTINGENCIES (continued):

e.	In March 2012, a claim and a request to recognize it as a class action were filed against the Company, alleging that it misleads its customers in special sales it holds regarding food products that are sliced or cut to the customers request, and are priced per weight. The plaintiff claims that the Company does not give full and correct details regarding the terms of the special sales, violating requirements of law in connection with product marking and price display. The plaintiff claims, among other claims, that customers choosing to buy such products under special sales in accordance with the Company's advertisements are required to purchase not willingly an extra weight of the product, for the full price. If the Claim is approved as a class action, the approximate claim is estimated by the plaintiff at approx. NIS 72 million. The plaintiff further requests court to issue a decree ordering the Company to fulfill the requirements of the law. In the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%. Accordingly, the Company did not make any provision for this claim in its financial statements.

f.	On July 26, 2012, a letter of claim and motion for approval as a class action was filed against Mega, for an aggregate amount of approximately NIS 18 million. The Plaintiff claims that Mega failed to properly mark certain delicatessen and bakery products, which are baked and packed prior to sale within Mega's supermarket stores, with information regarding their ingredients, nutrition facts, expiry date, etc. In the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%. Accordingly, the Company did not make any provision for this claim in its financial statements.

g.	On September 24, 2012, a letter of claim and motion for approval as a class action was filed against a subsidiary of Mega Dr. Baby Marketing and Distribution (888) Ltd., Company's subsidiary Bee Group Retail Ltd, and a manufacturer of baby products, for an aggregate amount of approximately NIS 135 million. The plaintiff claims that baby mattresses sold by the defendants as bearing a safety certificate issued by the Standards Institution of Israel, never received any such approval. The Company is currently reviewing the claim and denying all the plaintiff's allegations. In the opinion of the company, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%. Accordingly, the Company did not make any provision for this claim in its financial statements.

h.	In January 2013, a letter of claim and motion for approval as a class action was filed against Mega for an aggregate amount of approximately NIS 9 million. The Plaintiff alleges that the description of certain products sold at Mega's internet site for online shopping, containing words such as "Fresh", "Natural" and/or "Without Sugar" is misleading and does not meet standards required by law. In the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%. Accordingly, the Company did not make any provision for this claim in its financial statements.

i.	In March 2013, a letter of claim and motion for approval as a class action was filed against Mega. The Plaintiff alleges that Mega overcharged certain diary products which are subject to price control regulation. The claim does not state the amount sought if it is approved as a class action. The Company is currently reviewing the Claim and denying all above allegations. However, at this time, given that this matter is preliminary in nature, our financial statements currently do not provide for any amount. We will continue to assess this matter as the request for the class action develops.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 32 – CONTINGENCIES (continued):

j.	As part of the ordinary course of business the Company receives claims relating to its activities. In the opinion of management, based on the opinion of the legal advisers handling the claims and in light of the relevant circumstances, the provisions included in the financial statements are sufficient to cover the potential liabilities and none of claims, individually or in the aggregate, will have a material negative effect on the Company's activities, its financial condition or its results.

Contingencies related to the YOU customer club ("YOU")

a.	In December 2010, a claim and a request to recognize it as a class action was filed against the YOU, claiming that discounts for filling the car with petrol at Dor Alon petrol stations, which the club supposedly promised were not given. If the claim were to be accepted as a class action, the claimant assesses his claim at NIS 894 million. In the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%. Accordingly, the Company did not make any provision for this claim in its financial statements.

b.	In November 2010, a claim and a request to recognize it as a class action was filed against YOU, claiming that discounts for filling the car with diesel at Dor Alon petrol stations, which the club supposedly promised as well as wrongly advertised were not given in reality. If the claim were to be accepted as a class action, the claimant assesses his claim at NIS 54 million. In the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%. Accordingly, the Company did not make any provision for this claim in its financial statements.

c.	In November 2011, a letter of claim and a motion for approval of action as a class action was filed against Mega, alleging that Mega is misleading its "YOU" card holder customers, by charging prices higher than advertised for products offered within its customers' loyalty plan. If the claim is approved as a class action, the approximate claim is estimated by the plaintiff at approximately NIS 10 million. In the opinion of the Company, should it be obligated to pay any amount with regard to this matter, it is not expected to be a material sum. In the opinion of the Company and its advisors, the provisions included in the Company's financial statements are sufficient to cover the potential liabilities.

d.	On November 1, 2012, a letter of claim and motion for approval as a class action was filed against Mega, the You Customer Club, Diners Club Israel Ltd., and Credit Cards for Israel Ltd., for an aggregate amount of approximately NIS 120 million. The Plaintiff claims that the defendants mislead the holders of a certain You credit card named "CalChoice." The You credit card "CalChoice" enables its holders to obtain extra credit by way of charging a minimum of NIS 200 for every NIS 5,000 spent. The remaining balance is postponed and is charged in the next month, while the holder of the card can provide each month the amount he would like to pay out of such balance. The Plaintiff alleges that the defendants do not properly notify the client of the interest rate to be charged, and that such interest rate is significantly higher than interest rates charged at bank accounts or other competing credit cards. The plaintiff further claims that the defendants do not properly notify the card holder of his option to determine the amount to be charged each month, while automatically charging the minimum required. In the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%. Accordingly, the Company did not make any provision for this claim in its financial statements.

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

The Commissioner has indicated that it will no longer permit such practices. In February 2012, the Company submitted a request for an exemption from restricted agreement for 21 months (until September 2013) in order to make the appropriate preparations for self-arrangements of shelves in the chains’ stores, although the Company believes that this is not a restrictive arrangement In January 2013, the Commissioner granted an exemption from approval of the restrictive arrangement for a limited period. The exemption is until the end of March 2013 with respect arrangement of soft drinks, until the end of September 2013 with respect to the arrangement of milk products and until the end of 2013 with respect to the arrangement of "van sale" products (such as ice cream, newspapers and bread products).

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 32 – CONTINGENCIES (continued):

Tax and local authorities:

In July 2005, the Income Tax Authority issued a notice of assessments of tax withholding for the years 2001- 2004 to the Company. The amount claimed under these assessments totaled NIS 34 million, and primarily relates to certain benefits granted to employees in the Company’s supermarket branches. In November 2005, several senior employees were questioned under warning, with respect to these benefits. Following these assessments and after the rejection of the Company's position on the matter, the Income Tax Authority issued to the Company assessment orders for the years 2001- 2004 in the amount of approximately NIS 44 million. The Company filed appeals with the District Court contesting these assessment orders which as of the date of this Annual Report are still pending. During 2011, the Company received deduction assessment for the years 2005-2008 and the amount claimed under this assessment totaled NIS 32 million.

In July 2007, the Israeli Tax Authority issued to the Company Value Added Tax assessments for the years 2002- 2006 in the amounts of approximately NIS 22 million in connection with the subject matter of the foregoing deduction assessments. The Israeli Tax Authority did not accept most of the Company's position, although it agreed to deduct the total amount to approximately NIS 16.3 million. In February 2009, the Company filed an appeal with the District Court. Following negotiations held between the Company and the Israeli Tax Authorities, a settlement agreement was approved by the court in November 2012, in terms of which the Company agreed to pay NIS 21 million. In January 2013 the Company signed an agreement with the Income Tax Authority regarding deduction assessments for the years 2005-2008.

During 2011 the Company received a demand from the National Insurance for additional payments based on the Income Tax Authority assessment, related to such certain benefits granted to employees in the Company’s branches in the amount of NIS 27.5 million for the years 2001-2004. The Company's appeal was rejected by the National Insurance. The Company received in January 2013 a demand to produce documents for the years 2005-2008 regarding this matter. The Company intends to appeal this demand with the labor court. In the opinion of the Company, based on the opinion of its legal advisers, the chances that the Company's position will be accepted are higher than them of being rejected. Accordingly, the Company did not make any provision in its financial statements for the years 2001-2005, and in the opinion of the Company and its advisors, the provisions included in the Company's financial statements are sufficient to cover the potential liabilities for the years 2006-2008.

Contingencies related to Dor Alon

a.	In October 2009, Dor Alon received a statement of claim and an application for approval of the claim as a class action; the claim was lodged against Dor Alon and other fuel companies. The claimant claims payment of damages of NIS 124 million (Dor Alon's share in the said claim amount as per the statement of claim is NIS 21.9 million).

According to the claimant, the defendants overcharged him for fuel when filling up his car. According to the claimant, after passing his credit card but before starting to fill up, the payment meter started operating without the provision of fuel. The overcharge has allegedly amounted at times to several Agorot and at times to several NIS.

The parties have reached a compromise that was rejected by court and the court asked the parties to file their pleadings before the compromise agreement is filed. In the event the parties will not reach a compromise agreement, the Company believes, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%. Accordingly, the Company did not make any provision for this claim in its financial statements.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 32 – CONTINGENCIES (continued):

b.	Several bills of indictment and verdicts are pending against Dor Alon and its subsidiaries for operating fueling stations or convenience stores without a business license and non-compliance with permits. In addition, closing orders have been issued regarding public fueling stations and convenience stores that operated without a business license. The closing orders are pending and Dor Alon is making efforts to get the required business licenses. Bills of indictment have been filed against a subsidiary for operating convenience stores without a business license. In the opinion of the Company, the closure of one or more of the filling stations and / or convenience stores that were issued closure orders would not have a material effect on Dor Alon's results of operations.

c.	In December 2010 an indictment was issued in the local court in Tel Aviv against Dor Alon, a subsidiary of Dor Alon, two officers of Dor Alon and an employee a claim by the Environment Ministry claiming they did not perform checks of the leakage of fuel tanks and pipes in a number of Dor Alon's fueling stations and claiming that they did not pass the results of their waterproofness checks to the person in charge of the prevention of water contamination by fuels in the Environment Ministry (as described above), claiming omission of reporting of an oil leak, non-treatment of a facility that was not waterproof and the non-installation of a piezometer, in accordance with 1959 Water Law and the 1977 (prevention of water contamination regulations)(fueling stations) Regulations. The relevant period for performing the waterproofing checks in the statement of claim was between 2000 and 2004 In the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%. Accordingly, the Company did not make any provision for this claim in its financial statements.

d.	Dor Alon received claims for additional retroactive municipality taxes for four of its fueling stations by the Hof Hasharon district Council ("the Council"). For one of the stations, the claim was significantly reduced as a result of an agreement reached between Dor Alon and the Council. The other claims amount to approximately NIS 17 million. Dor Alon appealed the Council's Municipal Tax claims. In the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%. Accordingly, the Company did not make any provision for this claim in its financial statements.

e.	On December 3, 2003 a claim was filed in the amount of NIS 450 against the gas companies (including a subsidiary of Dor Alon) alleging that the defendants were parties to a cartel, which they entered into beginning in 1994 (and even prior thereto) and up to 2003, in the course of which the Restrictive Practices Authority gave notice of a recommendation to file charges against the gas companies and their managers in connection with the existence of a cartel, as stated. The plaintiff contends that by means of the alleged cartel the gas companies collected unfair and unreasonable prices. A request for certification of the claim as a class action pursuant to the Restrictive Practices Law, the Consumer Protection Law and Rule 29 of the Rules of Civic Procedure (1984), was filed together with the claim. The amount of the class action was set by the requesting party at an amount of at least NIS 1 billion, along with punitive damages. The subsidiary of Dor Alon has submitted its response to the request for certification of the claim as a class action. The parties twice reached a compromise agreement that was submitted to Court's approval.

However, the Court rejected the two compromise agreements and therefore the legal procedures continue. In any case, in the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%. Accordingly, the Company did not make any provision for this claim in its financial statements.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 32 – CONTINGENCIES (continued):

f.	On June 27, 2010, a statement of claim and a request to approve the claim as a class action and as a derivative claim was lodged against Dor Alon, members of the Board of Directors of Dor Alon and Alon. The claim was lodged by holders of Series A debentures of Dor Alon that wish to represent the holders of Series A Dor Alon debentures as of February 7, 2010, who did not convert the debentures into Dor Alon shares. In their claim, the plaintiffs claim that the distribution (on February 9, 2010) of the shares of Alon Natural Gas Exploration Ltd. to Dor Alon's shareholders was an unlawful distribution. The plaintiffs also claim that Dor Alon should have adjusted the Series A debentures' conversion rate following the distribution of shares as above. The plaintiffs request that the Court would oblige Alon and the members of Dor Alon's Board of Directors to return to Dor Alon the shares that were distributed as above; alternatively, the plaintiffs request that Dor Alon will be required to adjust the conversion rate of the debentures to the "Ex rate" subsequent to the distribution; alternatively, the plaintiffs seek damages for non-adjustment of the conversion rate. The matter is at the stage of the provision of evidence by the parties. In the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%. Accordingly, the Company did not make any provision for this claim in its financial statements.

g.	In February 2011 a claim and an application for approval of the claim as a class action was filed against Dor Alon and other fuel companies. The issue in the claim is differences between the temperature of the LPG and the energy it provides as a result of burning. In the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%. Accordingly, the Company did not make any provision for this claim in its financial statements.

h.	A class action was lodged against a subsidiary of Dor Alon and other fuel companies in December 2007. The total amount of the claim is NIS 132 million (the subsidiary's share in this amount is NIS 8.8 million). The claimant asserts that the defendants charged each customer NIS 2 for fueling on Saturdays and on holidays. In the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%. Accordingly, the Company did not make any provision for this claim in its financial statements.

i.	On August 22, 2011, Dor Alon received a letter of claim and a motion for approval of action as class action against Dor Alon and the three other gasoline companies for a total of NIS 1 billion (of which Dor Alon's share is NIS 167 million). The claimants argue that the gasoline companies inflated the "marketing expense item" which is incorporated into the calculation of the maximum price of gasoline 95 octane by adding expenses unrelated to the sale of gasoline, thus misleading the regulator and enabling themselves to sell gasoline 95 octane at a higher price than the price that should be charged. The claimants assert that this is violation of legislated provisions in the Supervision Order on Goods and Services (Maximum Prices in Gasoline Stations) – 2002; the Consumer Protection Law – 1981; and the Damage Ordinance (new version) – 1968 In the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%. Accordingly, the Company did not make any provision for this claim in its financial statements.

j.	As part of the ordinary course of business Dor Alon receives claims relating to its activities. In the opinion of management, based on the opinion of the legal advisers handling the claims and in light of the relevant circumstances, the provisions included in the financial statements are sufficient to cover the potential liabilities and none of claims, individually or in the aggregate, will have a material negative effect on the Company's activities, its financial condition or its results.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 32 – CONTINGENCIES (continued):

k.	On June 24, 2012, a letter of claim and motion for approval as a class action was filed against New Dorgas Ltd., a subsidiary of Dor Alon ("Dorgas"), at an aggregate amount of approximately NIS 42 million. The plaintiff claims that Dorgas is in breach of the Arrangements in the State Economy Regulations that require that at the time of termination of a contract between a gas supplier and a client that the deposit payments be returned linked to the Israeli Consumer Prices Index. In the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%. Accordingly, the Company did not make any provision for this claim in its financial statements.

l.	On September 3, 2012, a letter of claim and motion for approval as a class action was filed against Dor Alon and a subsidiary of Dor Alon, for an aggregate amount of NIS 50 million. The plaintiff claims that Dor Alon failed to comply with law requirements regarding sanitarian standards of lavatories at its petrol stations, particularly cleaning requirements and intactness of facilities In the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%. Accordingly, the Company did not make any provision for this claim in its financial statements.

m.	On September 6, 2012, a letter of claim and motion for approval as a class action was filed against Dor Alon, for an aggregate amount of NIS 43.2 million. The plaintiff claims that as a customer of the Dor Alon "Spidomat" arrangement for car fueling at reduced prices, she discovered that her reduction was less than the regular discount given to all other customers at the station. As result, the Plaintiff claims she suffered financial damages from being a member of the “Spidomat” arrangement. In the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%. Accordingly, the Company did not make any provision for this claim in its financial statements.

n.	On September 13, 2012, a letter of claim and motion for approval as a class action was filed against a subsidiary of Dor Alon and other defendants, for an aggregate amount of NIS 77 million. The letter of claim states that the defendants have breached the provisions of the product and service regulation order (maximum prices in gas stations – 2002 (herein, "the Order") as regards conditions for collection of extra charge on full service, nighttime service and rest days service, as well as the provisions of article 3(D) of the of the product and service regulation order (maximum prices in gas stations) (amendment) – 2006 (herein, "the Amended Order") as regards the signage of self-service fuelling pumps. The claimants argue that the order has set criteria for a minimum rate of self-service pumps in the gas stations out of the total number of pumps in the gas station, and that whenever the criterion is not met, it is prohibited to collect service fee in that station. The claimants further allege that according to the Amended order, whenever a pump is not marked in accordance with the Order, it cannot be regarded as a self-service pump. As a result, the Defendants did not meet the criterion stipulated in the Order in certain stations and are therefore prohibited from collecting service fee in those gas stations. In the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%. Accordingly, the Company did not make any provision for this claim in its financial statements.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 32 – CONTINGENCIES (continued):

Contingencies related to Bee Group

In January 2012, a claim and a request to recognize it as a class action were filed against the Company, regarding the sale of toy and other products by its "Kfar Hashashuim" chain of stores. The claim alleges that the company fails to mark in Hebrew required details such as identifying details of the importer of the products, the manufacturer, supplier, country of manufacturing, as well as the range of ages the product is designated for, and certain warnings required by law. If the Claim is approved as a class action, the approximate claim is estimated by the plaintiff at approximately NIS 18 million. The plaintiff further requests court to issue a decree ordering the Company to fulfill the requirements of the law and mark its products accordingly. In the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%; Accordingly, the Company did not make any provision for this claim in its financial statements.

Business licenses

The operation of the Company’s supermarkets in Israel requires permits from several authorities including the Health Ministry and the Police and Fire Departments. Some of these permits are currently in the name of the Co-Op Blue Square Services Society, or the Co-Op, our former controlling shareholder, and entities other than the Company, and have not yet been transferred or re-issued to the Company. In addition, as a result of the reorganization of the Supermarket and Real Estate operations conducted by the Company, such permits are to be transferred to the name of the wholly owned subsidiary, Mega, which operates all of the Company's supermarket activity. In the event that the Company is unable to obtain or maintain the required permits, it may be required to close the affected stores or departments or take other actions. However, the Company does not anticipate that not obtaining the necessary permits will have a material adverse effect on its business. As of December 31, 2012, some of the Company's supermarket stores have no valid business permits/license. From time to time the Company and some of its directors and managers are indicted in connection with business licenses and planning and building regarding of the Company's stores. As of the date of this Report, there are provisional closure orders pending against some of the Company's stores or departments. The Company is working towards obtaining the required permits and at the same time delaying the effectiveness of the provisional orders until such required permits are obtained. Management estimates that these matters will not have a material adverse effect on the Company's operations.

Claims that have been resolved during the period

In November 2012 the Company signed an agreement with the Income Tax Authority regarding deduction assessments for prior years, see Tax and local authorities above.

During 2012 part of the claims have been closed, the amounts settled by the court were not material.

NOTE 33 – COMMITMENTS:

a.	Operating lease commitments - the Company leases various retail outlets, filling stations and commercial centers, offices and warehouses under non-cancellable operating lease agreements. The lease terms are between 5 and 10 years, and the majority of lease agreements are renewable at the end of the lease period at market rates.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 33 – COMMITMENTS (continued):

The Company also leases cars under cancellable operating lease agreements. The Company is required to give up to two month notice for the termination of these agreements.

Future minimum payments under non-cancelable operating leases for the years subsequent to the statement of position dates are as follows:

	December 31
	2011	2012
	NIS in thousands
First year	341,859	354,004
Second year	311,375	314,346
Third year	263,107	286,458
Fourth year	230,574	251,677
Fifth year	196,031	221,514
Sixth year and thereafter	846,675	951,951
	2,189,621	2,379,950

b.	Capital commitments

Capital expenditure contracted (including associates of BSRE, City Core Tel Aviv Ltd) for at the statement of financial position date but not yet incurred is as follows:

	December 31,
	2011	2012
	NIS in thousands
Property and equipment	25,154	81,255
Investment property and real estate	90,634	313,128

c.	Tel Aviv Parking lots Ltd.

Tel Aviv Parking lots Ltd. (a jointly controlled entity) entered into an agreement with a performing contractor to carry out works to construct the parking lot, development work, constructing a circle at a cost of NIS 120 million (BSRE's share is NIS 60 million).

The contracting agreement and the establishment agreement contain schedules and milestones with respect to carrying out the works and their completion.

The total estimated costs of developing and constructing the parking lot, including related costs are approximately NIS 144 million, of which BSRE's share is 50%.

Performance guarantees were provided by the partners and the constructor in the amount of NIS 20 million.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 33 – COMMITMENTS (continued):

On November 21, 2011, the board of directors of BSRE approved that the finance of the project will be delivered partly by equity (in equal portions by the shareholders) and partly by a bank corporation (hereby: "The Bank"). The principals of the agreement are as follows:

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

As of December 31, 2012 the credit line wasn't used.

d.	Wholesale market

1.	Real estate rights and acquisition agreements

During June 2010 two 50%:50% joint ventures between BSRE and Gindi Investments (hereafter – the purchasers) entered into agreements to purchase land lease rights in part of the wholesale market area in Tel Aviv for a period ending on August 31, 2099. The rights are for the development, construction and marketing of a project including apartment buildings complex, areas for commercial use and areas for multi-purpose use. The rights for the apartment building complex were acquired by City Core Tel Aviv Ltd. ("the Residence Company") and the rights for the commercial and multi-purpose use were acquired by City Mall Tel Aviv Ltd. ("the Mall Company"). The land rights were acquired for a basic total consideration of NIS 950 million (100%) linked to the CPI together with the obligation to pay additional consideration in certain circumstances. As of December 31, 2012, the purchasers paid the full consideration in the amount of NIS 989 million before VAT (BSRE's share in these payment amounts to NIS 495 million).

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

2.	Financing of the project

As part of the purchase agreements signed in 2010, the purchasers produced to the sellers a Firm Commitment Letter (F.C.L) according to which the bank confirms to the purchasers that it shall grant them, provided that certain conditions are met, financing to complete the purchase of the leasehold rights in the complex.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 33 – COMMITMENTS (continued):

To pay the consideration's balance, the FCL was realized and the purchasers received loan from the bank. The loan was extended for 18 months ending on November 30, 2013 when the principal is to be repaid in one payment at the end of the period and the interest payments are to be paid every quarter. The purchasers may repay the principal by early repayment pursuant to the loan agreement. The loan bears interest at an annual interest rate equal to the "Prime" rate plus 2% (as of December 31, 2012, the interest rate is 5.25%). The loan is designated to turn into a long term loan upon signing an agreement between the Mall Company and the bank concerning the financing of construction on the project's real estate.

As of December 31, 2012, confirmation was received from the lending bank that as long as no financing agreement is signed until the original repayment date, the bank agrees to extend a new loan to the Company in the amount equal to the loan principal for an additional 45 days.

The loan agreement sets forth various provisions enabling the bank to put the loan for immediate repayment in bank loans.

To secure the bank credit, BSRE was required to guarantee with unlimited amount to secure 50% of debts and obligations of the residential company and the mall company towards the banks.

3.	Principles agreement with Gindi.

In April 2010 BSRE and Gindi signed an agreement of principles which, inter alia, determined the following:

a.	BSRE shall extend 60% of the amounts required to make the first payment and 60% of any additional amount required to promote the project until the second payment is made and which may not be available under the bank credit line. As of December 31, 2012 balance stands at NIS 55.4 million and is presented under the item of long term loans granted
b.	Gindi will provide management services, including selling and marketing, to the project in return for a management fee of 16% of the profit from the project, calculated as determined in the agreement. As an advance for the management fee above, an amount of NIS 15 million will be paid over five years from the date of the acquisition agreement subject to the bank's approval.
c.	As for updating the agreement of principles from June 2012, and decrease in holding rate in the City Core Tel Aviv Ltd, see note 11.

e.	On May 13, 2012, BSRE signed a memorandum of understanding with a third party (the lessee), pursuant to which the Company agreed to erect a 23,000 square-meter office building on a part of real property it owns in Ra'anana and also to construct a 2,300 square-meter basement (the structure), both of which will be leased to the lessee for 10 years for monthly rental fees of NIS 1,660 thousand linked to the CPI with a renewal option for an additional 5 years. The rental fees in this period shall increase by 7.5%. BSRE has undertaken to erect a surrounding structure at estimated cost of NIS 200 million and to perform all of the finishing work, as far as requested by the lessee, which is estimated at a cost NIS 75 million. BSRE will be entitled to receive from the lessee a payment equal to 7.5% of the cost of the finishing work in addition to monthly rental fees if BSRE will perform the finishing work.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 33 – COMMITMENTS (continued):

BSRE has undertaken to finish the construction work and to transfer the building at the end of the final quarter of 2014. BSRE and the lessee have determined acceptable compensation mechanisms. As of the reporting date, BSRE obtained building permits to erect the building and the construction work has begun. Following the earthwork in the project, in September 2012, the Company entered into an agreement with another contractor who commenced the construction work. On January 21, 2013, BSRE entered into an agreement for the sale of half of its rights in the property to Harel Investments, Insurance and Financial Services Ltd. in return for NIS 51 million and shall bear 50% of the remaining establishment costs. In addition, BSRE is entitled to an additional consideration for building rights of 2,500 sq.m that were not yet utilized and according to the agreement such consideration is to be payable in a later date.

The agreement further determines that if the building rights in the real estate are increased, Harel shall have the option to purchase 50% of these rights at a consideration to be determined according to the value of the rights. A collaboration agreement was signed between BSRE and Harel.

f.	On June 5, 2012, BSRE entered into a loan agreement with a group of institutional companies to finance the building of the addition to the Hadar Mall, which is currently under construction. The lenders will extend an amount of NIS 125 million over a period of 10 years during which an aggregate of NIS 42.5 million will be repaid in 17 bi-annual payments commencing on the 18th month subsequent to the date of the loan, and the remaining sum will be repaid in a one-time payment at the end of the loan term. BSRE has the option to obtain an additional loan of NIS 40 million upon the completion of the construction. The loan is linked to the CPI and bears annual interest of 4.1%. As collateral for the repayment of the loan, BSRE placed a charge on its rights in the Hadar Mall.

g.	Commitment for establishing a power plant:

On February 8, 2012, a corporation controlled by Dor Alon (55% held) entered into a detailed agreement with Sugat Sugar Refineries Ltd. (Sugat) under which the corporation shall establish a power plant on its premises with total capacity of up to 124 Mega Watt. At the first stage, the plant capacity shall be 64 Mega Watt. Under the agreement, the power plant shall provide the energy needs of Sugat for 24 years and 11 months and in addition, the corporation may sell steam and electricity to third parties.

It was further agreed that in the stage preceding the first stage, the corporation shall connect the Sugat plant to the natural gas transmission systems, shall convert the existing energy plant of Sugat to a dual system enabling the operation by fuel oil and natural gas and shall operate and maintain for Sugat its existing energy plant, all as determined in the detailed agreement.

On March 1, 2012, the corporation entered into an agreement with Israel Natural Gas Lines Ltd. ("INGL") to connect Sugat to the national transmission system for natural gas and to provide natural gas transmission services by INGL (the agreement).

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 33 – COMMITMENTS (continued):

Pursuant to the agreement, INGL shall establish the infrastructures that include, inter alia, the transmission piping and the facilities necessary to connect the Sugat plant to natural gas and shall install the infrastructures necessary for natural gas transmission to the power plant which is planned to be built by the corporation on the Sugat plant premises.

The agreement is for a period until July 31, 2029 with a renewal option of five additional years.

Pursuant to the agreement, the corporation shall bear the connecting expenses to the transmission system which is estimated at NIS 15 million. In addition the corporation is committed to pay the current annual payments to INGL for transmission services until the end of the agreement term in an immaterial amount, regardless of whether the corporation uses the transmission services or not.

h.	On December 9, 2012, the Corporation entered into an agreement to purchase natural gas from the partners in Tamar partnership (the partnership agreement) for the purpose of operating existing installations and a power plant, when established, the purpose of which, is to supply the energy needs of Sugat. Dor Alon's Board of Directors approved the transaction as an extraordinary transaction, in which the controlling shareholders may have a personal interest, pursuant to the Companies' Regulations (Relieves in Transactions with Interested Parties) – 2000. Pursuant to the agreement, Tamar partnership partners committed to supply the partnership with natural gas at a scope of up to 1.68 billion square meters according to the conditions set forth in the supply agreement. The term of agreement is 15 years or the end of consuming the contractual quantity, whichever is earlier, and is expected to commence at the beginning of 2014.

i.	In July 2002, Dor Alon transferred its offices to a site close to Kibbutz Yakum. The lease agreement was signed for a period up to July 2013 and was extended during 2012 to July 2014 with the option for the extension of one year. The annual rental is NIS 2,622 thousand, linked to the December 2001 CPI.

j.	Dor Alon has agreements with the owners of land for the building and operation of 21 fueling stations and three agreements for the building of commercial centers. Dor Alon has undertaken to pay Alon Israel Oil Company Ltd. an amount equal to U.S. $250 thousand for each of the above agreements that is exercised. An agreement is considered exercised when the fueling station or commercial center has started providing services to the public. As of December 31, 2012, two commercial centers and two filling stations had started operation.

k.	As part of Dor Alon's formal negotiations with the Environment Ministry it suggested a multi-annual plan for identifying and rectifying pollution in filling station sites operated by Dor Alon and which were built after the Water Regulations came into force. Under the plan Dor Alon will perform the above plan over a period of 8 years. The said plan and any activity performed in the framework of this plan are considered to be of a positive nature by the Environment Ministry. Such positive actions may be taken into account when deciding whether to take Dor Alon and its officeholders to Court. In addition, Dor Alon and the Ministry reached an understanding on the installation of a system designed to prevent fuel fumes emissions (stage 2) in the fueling stations operated by Dor Alon. As part of the said understandings, Dor Alon would install such systems in sites that are located up to 40 meters from residential properties. According to Dor Alon's management, Dor Alon will install such system in approximately 18 fueling stations that it operates. The cost of such an investment amounts to approximately U.S.$ 70 thousand per fueling station. Dor Alon expects that its investment in the relevant equipment, in order to implement the provisions of the said Regulations, in each of the next two years will be approximately NIS 13 million. In addition, Dor Alon expects that it will be required to invest further amounts also in future years.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 34 - LIENS AND GUARANTEES:

LIENS:

BSRE

a.	As of December 31, 2010 there are charges on fifteen of properties transferred to BSRE by Mega for the purpose of securing the liabilities of the vendors of the above properties acquired by BSRE to third parties (mainly banks). The balance of loans as of December 31, 2012, for which the liens were placed amounted to approximately NIS 211 million.

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

b.	On December 31, 2012 a BSRE subsidiary had a loan in an amount of NIS 71 million to finance the establishment of logistic center in Beer Tuvia. A first ranking lien on the property and the accompanying rights was registered in favor of the bank.

c.	As of December 31, 2012 there is a charge on one of the properties transferred from Mega to BSRE for the purpose of securing the liabilities of the vendors of the property acquired by Mega to the third parties. In addition, a charge has been registered on one further property transferred by Mega to BSRE in favor of a third party. In the latter case, however, Mega Retail has received "exclusion letter" from the holders of the above property.

d.	To secure the repayment of the loans of the Residential Company and the Mall Company, the rights in the real estate were pledged in favor of the bank that extended the loans to the purchasers (see note 33.d.2).

e.	As a collateral to pay the loan to expand Hadar mall in Jerusalem (BSRE's share in the mall is 50%)(including the additional loan, if exercised) BSRE charged in favor of the lenders the entire rights in the real estate of the mall including related rights (such as the Company's rights in lease agreements signed and/or to be signed with tenants in the mall, placing charges on the Company's rights in insurance policies). In addition, BSRE placed charges in favor the lenders by floating charge on its rights in a designated account in which lease fees are to be deposited (the Company's share) and shall charge its shares in the management company of the mall (50%).

f.	As security for the financing arrangement for the development of the parking area in Giv'on, Tel Aviv Parking lots Ltd. has registered a fixed and floating charges on all the assets and rights of the lender, including BSRE's shareholding in the lender.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 34 - LIENS AND GUARANTEES (continued):

Dor Alon

In order to secure the liabilities of Dor Alon and its subsidiaries to banks, the balance of which as of December 31, 2012 amounted to NIS 1,058 million, Dor Alon and its subsidiaries placed floating charges on all their assets, share capital and goodwill, excluding relating to the domestic sales of LPG. Some of the unlimited charges are in accordance with a development contract with the ILA. Liens were also placed on ownership rights in certain real estate assets and rights to receive funds and notes, insurance rights etc. in connection with these real estate assets. To secure the liabilities of other subsidiaries to commercial banks a fixed and a current charge were placed on the current assets, the fixed assets, the goodwill, the insurance rights, the receipts from credit card companies and share capital.

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

BEE Group

The BEE Group and some of its subsidiaries (excluding Na'aman and Vardinon) placed unlimited, fixed and floating charges and a first ranking lien on the warehouse and all its assets, property, book debts, rent, goodwill, profits, revenues, rights of ownership and other benefits in favor of banks to secure their liabilities to banks, amounting as of December 31, 2012 to NIS 98 million.

In order to secure the liabilities of Na’aman and Vardinon, the companies have undertaken not to pledge any of their assets and/or provide any kind of guarantee to a third party without prior approval of the banks

GUARANTEES:

a.	The Company has provided bank guarantees for third parties such as service suppliers, for gift certificates and customers in an aggregate amount of approximately NIS 3.5 million.

b.	Mega has issued the following guarantees:

i.	Mega has provided bank guarantees for its subsidiary, Eden Teva Briut, in an aggregate amount of approximately NIS 110.3 million.
ii.	Mega provided a bank guarantee to a third party in an amount of approximately NIS 3.8 million.

c.	BSRE has issued the following guarantees:

i.	A guarantee for the liabilities of the purchasers to the sellers as part of the Wholesale market transaction. In addition, BSRE guaranteed the liabilities of the City Core Tel Aviv company and City Mall Tel Aviv company discussed in note 33d.
ii.	In an unlimited amount to a bank for its 50% share in the credit and loan agreement for the wholesale market project and for the bank guarantees provided to purchasers of apartments from the residence company in an amount of NIS 800 million as of March 2013. See note 33d.
iii.	A guarantee for a bank loan to the logistic center company of NIS 71 million.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 34 - LIENS AND GUARANTEES (continued):

iv.	A guarantee for its 50% share in the credit facility and financing agreement for the building of the Giv'on car park (see note 33c).
v.	In the amount of NIS 4.5 million to the Tel-Aviv municipality and the building contractor for the Tel Aviv parking lots.
vi.	In the amount of NIS 0.4 million to the Netanya development organization as part of its liabilities in a development agreement.
vii.	In an unlimited amount for its 50% share to a bank as part of the credit and loan agreement for Eyal Baribua Ltd, a proportionately consolidated company.

d.	Dor Alon provided guarantees in the amount of NIS 76.5 million in connection with tenders in which it participates as a bidder and in connection with legal proceedings to which it is a party.

e.	Dor Alon provided a guarantee of NIS 9.2 million to secure its debentures.

NOTE 35 – RELATED-PARTY DISCLOSURES

Key management personnel – includes the members of the board of directors and senior managers in the Company, and CEO's of Dor Alon, BSRE and BEE Group.

The principal related parties of the Company are: Alon Retail Ltd., Alon Israel Oil Company Ltd., Alon USA LP, Bielsol Investments (1987) Ltd., collective acquisition entities of kibbutzim in Israel that hold Alon Israel Oil Company Ltd, and other companies, whose interests are controlled by the Company's directors among others.

a.	Transactions with related parties:

	Year ended December 31
	2010	2011	2012
	NIS in thousands
Fuel sales to related parties(a)	59,806	212,902	204,592
Fuel sales to joint control entities(a)	82,355	380,670	387,386
Rental income (b)	3,115	6,706	6,551
Management fees to parent company (c)	1,430	5,956	5,902
Directors' fees (d)	3,070	4,167	2,733
Legal consulting (e)	2,434	5,544	3,613
Purchases (f)	814,583	813,682	808,749
Commissions (g)	4,988	-	-
Discounts (h)	495	-	-

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 35 – RELATED-PARTY DISCLOSURES (continued):

a.	Relate to transactions that are carried out in the normal course of business in accordance with regular market prices and credit.

b.	Point Wells

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

The agreements provide for the lease of the property to the related parties for a period of up to 10 years. Rental income received by BSRE amounts to $1.7 million for the years 2012 and 2011, respectively (NIS 6.6 million).

c.	In December 2010, Alon and Dor Alon entered into a management services agreement ("Management Services Agreement"), effective from January 1, 2011, by which Alon provides the following services and rights to Dor Alon (the "Services"): (i) various management services, including those related to the chairman of the board and president of Dor Alon, day to day management of Dor Alon, strategy and business development, supplementary legal counsel, corporate secretary services provided by Alon's in-house counsel, and (ii) the right to use the "Alon" and "Alonit" brand names. As consideration for the Services, since 2011, the quarterly management fees paid by Dor Alon to Alon equal the aggregate of 3% of Dor Alon's EBITDA profits according to Dor Alon's quarterly consolidated financial statements, but not more than NIS 1,500 thousand on a quarterly basis, linked to the consumer price index. In both 2011 and 2012, Alon received approximately NIS 5.9 million for the Services.

d.	Commencing November 15, 2005, the Company's Chief Executive Officer, Mr. David Wiessman receives compensation for his services of NIS 49,000 per month plus reimbursement of actual expenses incurred in connection with his services to the Company. The compensation amount is linked to the Israeli CPI (base index – November 2005), and is updated every three months. Due to the recent amendment to the Israeli's Companies Law, this arrangement was re-approved by our audit committee, board of directors and shareholders meeting for additional three years commencing on February 2, 2012.

e.	Legal services

The Company receives legal services from S. Biran & Co. a related party of the Company.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 35 – RELATED-PARTY DISCLOSURES (continued):

f.	Goods purchase from related parties

Mega purchases goods from Tnuva and Dor Alon. These arrangements are in the ordinary course of our business, and the terms and conditions of these arrangements are at "arm's-length". The Company purchases most of its dairy, fresh produce and poultry products from the Tnuva corporation, which holds a leading position in the domestic dairy and poultry markets. To our knowledge, some of the collective acquisition entities of kibbutzim in Israel that hold shares of Alon, our controlling shareholder, hold 21.5% of Tnuva.

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

The discounts to be given to the entitled employees will be identical to those given to the Company’s employees, which during 2011 were: 12% at the Mega In Town stores, 12% at Mega on-line, 6% at the Zol Beshefa stores and Mega Bool stores, 50% in Vardinon and 30% in Na'aman.

The discounts are limited to purchases in a total amount of NIS 8,500 a month.

Gift cards

The Company sells gift certificates for the par value in the certificate less a discount, according to commercial terms negotiated with the clients during the regular course of business.

Employment agreement with Ms. Moran Wiessman

Beginning in January 2009, Ms. Moran Wiessman has been employed by Alon's wholly-owned subsidiary Bee Group as the manager of the Bee Group internet sites. Ms. Wiessman is the daughter of Mr. David Wiessman, the Company's Chief Executive Officer. As of December 31, 2012, Ms. Wiessman receives a monthly salary of NIS 16,000, a cell phone at the expense of Bee Group, and Bee Group assigned a car to Ms. Wiessman as is customary in Bee Group for employees at the same level. In addition, Ms. Wiessman is entitled to standard social allocations by Bee Group (5% for provident fund, 8.33% for severance payments and 1% for disability insurance) and other social benefits that are standard for an employee in her position.

Salary increases or bonuses shall be granted as is customary in Bee Group based on the professional performance of Ms. Wiessman. Ms. Wiessman's monthly salary may be increased by

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 35 – RELATED-PARTY DISCLOSURES (continued):

Bee Group management up to 20% annually, but any monthly salary (on an average basis) above NIS 18,000 requires the approval of the audit committee, board of directors and general meeting of shareholders. Bee Group management is entitled to grant Ms. Wiessman an annual bonus as is customary in Bee Group of only up to six monthly salaries a year. The grant requires the approval of the audit committee that will confirm that the bonus was given according to the grant's policy in Bee Group.

The employment agreement with Ms. Wiessman was approved by the audit committee, board of directors and the general meeting of shareholders.

Acquisition of apartment

During the year 2010 the Company's Co-Chief Executive Officer acquired an apartment from a proportionally consolidated company for NIS 2,330 thousand.

Purchase of natural gas

Regarding purchase of natural gas from a third party see note 33.h.

b.	Balances with related parties

Year-end balances arising from sales/purchases of goods/services:

	December 31,
	2011	2012
	NIS in thousands
Diners credit card customers	36,062	92,145
Other receivables	168,642	125,333
Loan to related party	38,291	38,849
Loans to joint control entities	55,908	80,771
	298,903	337,098
Trade payables	52,060	51,107
Other payables	18,266	18,101
Loan to parent Company	55,000	9,250
	125,326	78,458

The receivables from related parties arise mainly from sale transactions and are due two months after the date of the sales. The receivables are unsecured in nature and bear no interest. There are no provisions held against receivables from related parties.

As to a loan receivable from a related party, see note 16.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 35 – RELATED-PARTY DISCLOSURES (continued):

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

d.	Dor Alon

1.	Pursuant to the agreement entered into in May 2005, and subsequently extended on January 6, 2011 until January 2016, Dor Alon may, from time to time, deposit funds with Alon and receive in return funds on ON CALL terms (on an on-demand basis). The amount of funds lent from each party to the other party may not exceed NIS 150 million at any time (linked to the prime rate less 1.25%). Against the deposits, the depositor is entitled to require the recipient party to provide her /or third parties bank guarantees or letters of credit. Each party is entitled to redeem or require redemption of the balance by giving notice of three banking business days. Either party may terminate the agreement by providing three-month prior written notice.

2.	As part of the transfer of assets and operations that took place in 2004, Alon undertook to indemnify Dor Alon for expenses Dor Alon may incur relating to the period through the date of transfer of the assets and Dor Alon undertook to indemnify Alon in case lawsuits would be brought against it in respect of expenses relating to the period subsequent to the transfer of assets to Dor Alon. Also, Dor Alon undertook to indemnify Alon in respect of the tax liability to which Alon would be subject if Dor Alon were to breach the provisions of Section 104A of the Income Tax Ordinance regarding the transferred assets. Alon has undertaken to indemnify Dor Alon in respect of any amount Dor Alon would be required to pay in connection with the period during which 21 employees of Alon that were transferred to Dor Alon as part of the transfer of operations were employed by Alon.

Key management compensation

	Year ended December 31
	2010	2011	2012
	NIS in thousands
Salaries and other short-term employee benefits	21,825	16,760	17,047
Share-based payments	3,040	1,581	(663)
Total	24,865	18,341	16,384

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 36 – EVENTS SUBSEQUENT TO DECEMBER 31, 2012:

a.	In November 2012, BSRE granted an option to purchase the property in Petach Tikva subject to certain conditions in return for NIS 56 million. On March 6, 2013, the option was exercised and a sale agreement was signed under which 20% of the consideration was paid and the balance shall be paid in two equal installments after 120 days and 150 days.
b.	In January 2013, BSRE entered into an agreement for the sale of half of its rights in the property to Harel Investments, Insurance and Financial Services Ltd. in return for NIS 51 million and shall bear 50% of the remaining establishment costs. In addition, BSRE is entitled to an additional consideration for building rights of 2,500 sq.m that were not yet utilized and according to the agreement such consideration is to be payable in a later date. The agreement further determines that if the building rights in the real estate are increased, Harel shall have the option to purchase 50% of these rights at a consideration to be determined according to the value of the rights. A collaboration agreement was signed between BSRE and Harel.
c.	Dividend:

BSRE announced on a dividend distribution in the amount of NIS 50 million, the share of the Company NIS 39 million. The dividend was paid on April 23, 2013.

Dor Alon announced on a dividend distribution in the amount of NIS 20 million, the share of the Company NIS 15.7 million. The dividend was paid on April 9, 2013.

d.	On April 2013, the name of the Company was changed to "Alon Blue Square Israel Ltd."

# # # # # #

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DETAILS OF PRINCIPAL SUBSIDIARIES, PROPORTIONALLY CONSOLIDATED COMPANIES AND ASSOCIATES AT DECEMBER 31, 2012

APPENDIX

Holding Company	Name of Company	Percentage of ownership and control by holding Company as of December 31, 2012
Alon Holdings Blue Square-Israel Ltd.	Mega Retail Ltd.	100%	Subsidiary
	Blue Square Real Estate Ltd.	78.22%	Subsidiary
	BEE Group Ltd.	100%	Subsidiary
	Diners Club Israel Ltd.	36.75%	Associate
	Dor Alon Energy in Israel (1988) Ltd.	78.43%	Subsidiary
	Alon Cellular Ltd.	100%	Subsidiary
Mega Retail Ltd.	Eden Briut Teva Market Ltd.	51%	Subsidiary
	Doctor Baby Marketing Ltd.	100%	Subsidiary
	Loyalty plan-partnership "YOU"	75%	Partnership
	Radio Non-Stop Ltd.	33%	Associated Company
	Radio "Zafon" Ltd.	12%	Associated Company
Blue Square Real Estate Ltd.	Kenyon Hadar Management Company Ltd.	50%	Jointly Consolidated
	Hyper Lod Center Ltd.	100%	Subsidiary
	Gamda trade Ltd.	100%	Subsidiary
	Joint venture Blue Square - Hadar	50%	Jointly Consolidated
	Logistic Center Bee Square Real Estate Ltd.	100%	Subsidiary
	Izdarehet Investments Company Ltd.	50%	Jointly consolidated
	City Core Tel Aviv Ltd.	49.5%	Associate
	City Mall Tel Aviv Ltd.	50%	Jointly consolidated
	Tel Aviv Parking lots Ltd.	50%	Jointly consolidated
	Einat real estate investment agriculture cooperative Ltd.	50%	Jointly consolidated
	Eyal Baribua Ltd.	50%	Jointly consolidated
	BSRE U.S.A Inc	100%	Subsidiary
	BSRE Point Wells Lp	99.9%	Partnership
Bee Group Ltd.	Na'aman Group Porcelain Ltd	77%	Subsidiary
	Kfar Hasha'ashuim Marketing Ltd.	90%	Subsidiary
Na'aman Group Porcelain Ltd.	Vardinon Textile Ltd.	100%	Subsidiary
	Sheshet Chain of Stores for Household Utensils Ltd.	100%	Subsidiary
Dor Alon Energy in Israel (1988) Ltd.	Dor Alon Gas Technologies Ltd.	100%	Subsidiary
	Dor Alon retail sites management LTD	100%	Subsidiary
	Alon fuel management and operation networks (1999) Ltd.	100%	Subsidiary
	Loyalty plan-partnership "YOU"	25%	Partnership
	Dor energy holdings (2004) ltd	100%	Subsidiary
	Diners Club Israel Ltd.	12.25%	Associate
	Mercury Aviation	31%	Associate

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ALON HOLDINGS BLUE SQUARE - ISRAEL LTD.
By:	/s/ David Wiessman
	Name:	David Wiessman
	Title:	Chief Executive Officer and Chief Operating Decision Maker

By:	/s/ Limor Ganot
	Name:	Limor Ganot
	Title:	Co-Chief Executive Officer

By:	/s/ Dror Moran
	Name:	Dror Moran
	Title:	Vice President and Chief Financial Officer

Date:  April 29, 2013