Form 20-F
period 2013-12-31
Alon Blue Square Israel Ltd
filed 2014-04-24
CIK 1016837

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ________

Commission file number 1-14426

ALON BLUE SQUARE ISRAEL LTD.

(Exact name of Registrant as specified in its charter)

Israel

(Jurisdiction of incorporation or organization)

Europark Yakum, France Building, Yakum 6097200 Israel

(Address of principal executive offices)

Ortal Klein, Corporate Secretary

Tel: (972)-9-9618504; Fax: (972)-9-9618636

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

      Large Accelerated filer ☐            Accelerated filer ☐                 Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐

International Financing Reporting Standards as issued by the International Accounting Standards Board ☒

Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

 Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

INTRODUCTION

Unless otherwise indicated, as used in this Annual Report, (a) the term “Alon Blue Square” or the “Company” means Alon Blue Square Israel Ltd., (b) the terms “we,” “us” and “our,” mean Alon Blue Square and its consolidated subsidiaries, (c) “Mega Retail” means our wholly-owned subsidiary, Mega Retail Ltd., (d) “Dor Alon” means Dor Alon Energy In Israel (1988) Ltd., a corporation of which we held approximately 78.43% of the outstanding ordinary shares as of March 31, 2014, and the balance of whose shares are publicly held and traded on the Tel Aviv Stock Exchange, and its subsidiaries, (e) “Bee Group” means our wholly-owned subsidiary, Bee Group Retail Ltd., and (f) “BSRE” means Blue Square Real Estate Ltd., a corporation of which we held 74.71% of the outstanding shares as of March 31, 2014, and the balance of whose shares are publicly held and traded on the Tel Aviv Stock Exchange, and its subsidiaries.

We operate in four reporting segments. As of December 31, 2013, we were the largest retail company in Israel based on the number of stores. In our Supermarkets segment, we are the second largest food retailer in the State of Israel. In our Fueling and Commercial Sites segment, we operate a chain of filling stations and convenience stores in different formats in Israel, and we are considered to be one of the four major gas companies in Israel. In our Non-Food segment, we sell “Non-Food” items in standalone retail outlets, in our supermarkets and via our wholesale channels. In our Real Estate segment, we own, lease and develop yield-generating commercial properties and projects. In addition to our reporting segments, we have activities in issuing and clearing credit cards through our affiliate, Diners Club Israel Ltd., of which we held 49% as of March 31, 2014, and we operate in the cellular market via our mobile virtual network operator (MVNO) network in Israel through our wholly-owned subsidiary, Alon Cellular Ltd.

Through our supermarkets, which are operated mostly through Mega Retail, we offer a wide range of food and beverage products and “Non-Food” items, such as houseware, small electrical appliances, cellular phones and cellular phones accessories and entertainment products and textile products (called “Non-Food” in this Annual Report), and “Near-Food” products, such as health and beauty aids, baby and young children products, cosmetics and hygiene products (called “Near-Food” in this Annual Report). As of December 31, 2013, we owned and operated 213 supermarkets divided into three main categories, Discount chains, Quality and Service chains and Mega@Internet website. In order to meet the needs of our customers, both the Discount chains and Quality and Service chains have regional stores and local neighborhood stores. The Discount chains include the regional store brands “You”, “Mega Bool” and “ZolBeShefa” and the local neighborhood store brand “You Neighborhood Store”. The Quality and Service chains include the regional store brand “Mega”, the local neighborhood store brand “Mega in Town” and the organic, natural and health product store brand “Eden Teva”.

As of December 31, 2013, Dor Alon supplied motor fuels, motor oil and other petroleum products to a network of 206 filling stations operating under the “Dor Alon” brand. Integrated into most of Dor Alon’s public filling stations are Diesel Fueling Centers (“DFC”) that sell diesel fuel for large vehicles such as trucks and buses at preferential terms. Dor Alon also supplies ARAL lubricants and Texaco lubricants in Israel. As of December 31, 2013, Dor Alon also operated 215 convenience stores, of which 169 were convenience stores branded “Alonit” and “Super Alonit” (called Alonit convenience stores in this Annual Report) and 46 convenience stores were operated by the AM:PM chain of stores. In addition, as of December 31, 2013, Dor Alon also operated 160 internal filling stations.

As of December 31, 2013, our Non-Food segment consisted of 131 non-food outlets, partially through franchisees, with activities in the houseware and home textile, toys, leisure, and baby and young children sectors. Our Non-Food segment operates under the brand names Naaman, Vardinon and Dr. Baby. In February 2014, we completed the sale of 65 percent of its holdings in Kfar Hasha’ashuim, which sells toy and leisure products and operated 83 non-food outlets, mostly through franchises, as of December 31, 2013.

As of December 31, 2013, through BSRE1, we were the legal owner (including through long-term leases from the Israel Land Authority and the Municipality of Tel Aviv) of 117 yield generating real estate properties (including properties owned in connection with our Supermarkets and Non Food segments, which includes warehouses and offices), totaling approximately 275,000 square meters, and approximately 149,000 square meters of unutilized building rights. In addition, we engaged in the development of three projects totaling approximately 44,500 square meters. In addition, BSRE operated in the area of residential real estate promotion and planning. For further information regarding our real estate, see “Item 4. Information on the Company - B. Business Overview – Real Estate. ” Please note that unless otherwise indicated, as used in this Annual Report, the term “owned” or “ownership” with respect to our supermarkets, Bee Group outlets and filling stations means the ownership of the operations of our supermarkets, outlets and sites and not legal title to the real estate underlying our supermarkets, outlets and sites.

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

1 The following data is presented in the aggregate with respect to all of the investment property of BSRE, investment property of BSRE’s subsidiaries and the proportionate share of BSRE in jointly controlled parties.

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

All references in this Annual Report to dollars or $ are to U.S. dollars and all references in this Annual Report to NIS are to New Israeli Shekels. Unless mentioned otherwise, all figures in U.S. dollars are based on the representative exchange rate between the NIS and the dollar as published by The Bank of Israel for December 31, 2013, which was NIS 3.471 per $1.00, except figures for the first quarter of 2014, which are based on the representative exchange rate between the NIS and the dollar as published by The Bank of Israel for March 31, 2014, which was NIS 3.487 per $1.00.

4

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Selected Financial Data.

We have derived the following selected consolidated financial data as of December 31, 2012 and 2013 and for each of the years ended December 31, 2011, 2012 and 2013 from our consolidated financial statements and notes included elsewhere in this Annual Report. We have derived the selected consolidated financial data as of December 31, 2009, 2010 and 2011 and for each of the years ended December 31, 2009 and 2010 from our audited consolidated financial statements not included in this Annual Report. We prepare our consolidated financial statements in conformity with IFRS. Effective January 1, 2013, the Company applies new IFRS 11 “Joint Arrangements” retrospectively, and jointly controlled entities are presented in the consolidated statements using the equity method. The Company provides the quantitative disclosures of the effect of the application of IFRS 11 only for the immediately preceding period (i.e., year ended December 31, 2012). The statements of operations for the years 2009 to 2011 have not been restated as a result of our decision to adopt the relief of IFRS 11. For further information, see note 38 in the financial statements. As a result of our decision in December 2012 to sell during 2013 Kfar Hasha’ashuim, which sells toy and leisure products, the data of the toy and leisure activity of the Non-food segment have been presented as discontinued operations. In February 2014, we completed the sale of 65% of our holdings in Kfar Hasha’shuim. For further information, see note 8 to the financial statements. You should read the selected consolidated financial data together with the section of this Annual Report titled “Item 5. Operating and Financial Review and Prospects”, our consolidated financial statements included elsewhere in this Annual Report, the related notes, and the independent registered public accounting firm’s report.

	For the year ended December 31,
Statement of Income Data	2009	2010	2011	2012 *	2013	2013
In accordance with IFRS:
	NIS (In thousands, except per ordinary share or ADS data)					$(1)
Revenues	7,191,649	9,068,126	15,159,447	15,640,331	14,860,869	4,281,437
Less – government levies	-	723,709	2,813,671	2,955,154	2,974,529	856,966
Net revenues	7,191,649	8,344,417	12,345,776	12,685,177	11,886,340	3,424,471
Cost of sales	5,165,768	6,058,120	9,442,009	9,932,721	9,268,832	2,670,363
Gross profit	2,025,881	2,286,297	2,903,767	2,752,456	2,617,508	754,108
Selling, general and administrative expenses	1,790,730	2,042,655	2,611,801	2,576,770	2,516,855	725,110
Operating profit before other gains and losses and changes in fair value of investment property	235,151	243,642	291,966	175,686	100,653	28,998
Other gains	4,698	3,258	1,637	10,822	3,049	878
Other losses	(32,253)	(23,953)	(18,529)	(6,544)	(24,567)	(7,077)
Changes in fair value of investment property, net	20,775	32,917	41,913	16,874	47,589	13,710
Share of profit of investments accounted for using the equity method	(37)	(518)	5,746	87,060	27,211	7,480
Operating profit	228,333	255,346	322,733	283,898	153,935	44,349
Finance income	64,482	85,620	156,567	83,002	78,168	22,520
Finance expenses	(175,045)	(232,940)	(328,493)	(324,930)	(332,184)	(95,703)
Finance expenses, net	(110,563)	(147,320)	(171,926)	(241,928)	(254,016)	(73,183)

Income before taxes on income	117,770	108,026	150,807	41,970	(100,081)	(28,834)
Taxes on income	22,596	38,591	48,485	(2,863)	(12,667)	(3,649)
Net income from continuing operations	95,174	69,435	102,322	44,833	(87,414)	(25,185)
Gain (loss) from discontinued operations	2,627	(6,826)	(18,609)	(22,468)	(29,994)	(8,641)
Net income for the year	97,801	62,609	83,713	22,365	(117,408)	(33,826)

Attributable to:
Equity holders of the Company	77,163	47,839	59,513	(17,907)	(145,695)	(41,976)
Non-controlling interests	20,638	14,770	24,200	40,272	28,287	8,150

Earnings (loss) per Ordinary share or ADS attributable to equity holders of the Company:
Basic
Continuing operations	1.71	1.10	1.18	0.07	(1.75)	(0.50)
Discontinued operations	(0.06)	(0.14)	(0.28)	(0.34)	(0.45)	(0.13)
	1.65	0.96	0.90	(0.27)	(2.20)	(0.63)
Diluted
Continuing operations	1.71	1.10	1.07	0.07	(1.75)	(0.50)
Discontinued operations	(0.06)	(0.14)	(0.28)	(0.34)	(0.45)	(0.13)
	1.65	0.96	0.79	(0.27)	(2.20)	(0.63)
Cash dividends declared per ordinary share or ADS(2)	-	14.01	1.13	-
Number of Ordinary Shares Outstanding at the end of each year: (3)	43,717,058	65,990,879	66,161,860	66,161,860	66,161,860	66,161,860

(1)	The translation of the NIS amounts into dollars has been made for the convenience of the reader at the representative exchange rate prevailing at December 31, 2013 (NIS 3.471 =$1.00), as published by The Bank of Israel. During 2013, the US dollar depreciated in value vis-à-vis the NIS by approximately7.02%.
(2)	Including dividends paid of NIS 12.31 ($3.39) on October 18, 2010 after the issuance of 20,328 thousand shares as part of the acquisition of Dor Alon.
(3)	Does not include treasury shares.

	At December 31,
	2009	2010	2011	2012*	2013	2013
	NIS (in thousands)					$(1)
Balance Sheet Data:
In accordance with IFRS
Working capital (deficit)	492,938	58,387	(494,401)	(660,255)	(596,090)	(171,735)
Total assets	5,165,497	8,770,208	9,094,217	9,213,254	9,162,484	2,639,725
Short term credit from banks and others and current maturities of debentures	351,296	970,824	1,561,296	1,933,295	1,691,255	487,253
Long term debt, net of current maturities	2,006,277	3,900,036	3,657,957	3,415,683	3,672,577	1,058,074
Total equity	1,229,750	1,585,165	1,546,226	1,587,549	1,485,015	427,835

(1)	The translation of the NIS amounts into dollars has been made for the convenience of the reader at the representative exchange rate prevailing at December 31, 2013 (NIS 3.471= $1.00), as published by The Bank of Israel.

* Retroactive application, see note 38 to the financial statements.

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors.

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

In addition, other supermarket chains during recent years continued to aggressively increase their market share and expand their presence in locations throughout Israel, often geographically beyond their original locations, increasing competition in an already difficult market. We estimate that our market share of the total retail market of food, beverages and tobacco decreased to 11.4% in 2013 from 11.9% in 2012. The market share of our largest competing supermarket chain, Shufersal, based on its financial reports, was approximately 20.1% of the total retail market of food, beverages and tobacco in 2013 compared to 20.2% in 2012(market share estimates are based on the calculation of the Central Bureau of Statistics of the total retail market for food, beverages and tobacco for 2011, and our estimate for market growth of 3.1% in 2012 and 3.5% in 2013). The difference in market share may give Shufersal a greater competitive advantage in its dealings with customers, suppliers and other third parties. The low barriers of entry, including the relatively low cost of establishing a new smaller supermarket chain, have contributed to the increase in the number and expansion of smaller supermarket chains in recent years. These smaller supermarket chains have been able to capture a significant part of the sales from the major chains in their areas by using lower cost non-unionized labor and having lower operating costs.

Fourth Chain Company Ltd., consisting of a number of smaller supermarket chains which previously operated on a local geographic level, markets a private label brand and jointly negotiate with suppliers. In addition, in January 2013, Bitan Wines Ltd. merged with the Zim Direct Marketing Ltd. chain of discount supermarkets, resulting in chain with 62 outlets throughout Israel. This merger, and possible similar mergers and combinations of other smaller supermarket chains in the future, may generate the efficiencies of a major nationally-spread chain and enable them to compete more efficiently with us and adversely affect our competitive position.

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

We purchase most of our dairy, fresh produce and poultry products from the Tnuva Corporation, which holds a leading position in the domestic dairy and poultry markets. To the best of the Company’s knowledge, some of the collective acquisition entities of Kibbutzim in Israel that hold shares in Alon, our controlling shareholder, also hold approximately 23% of Tnuva. In 2013, Tnuva’s products accounted for approximately 12.2% of all the products sold at our supermarkets. For more information on our arrangements with Tnuva, see “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transaction – Arrangements with Tnuva.” In addition, the Strauss group, an Israeli food manufacturer, accounted in 2013 for approximately 7.7% of all products sold at our supermarkets, and the Osem group accounted for approximately 7.1% of all products sold at our supermarkets in 2013. Due to our status as a leading food retailer in Israel which allows us to offer a wide assortment of products and promotions on a national level of these suppliers’ products, and the fact that we maintain an excellent and long-standing relationship with Tnuva, the Strauss group and Osem, we do not believe that there is a material risk of future discontinuance of the supply of products of these key suppliers. However, we do not have a written contract with Tnuva, Strauss group or Osem obligating them to supply products to us. The ten largest suppliers accounted for approximately 49% of our product sales in 2013. Due to the relatively large market share of these suppliers, we depend on them and on a number of other suppliers that supply brands characterized by high customer loyalty, such as the Central Company for the Manufacture of Soft Drinks Ltd., which is the exclusive franchisee of Coca Cola in Israel and which also distributes other popular soft drinks. Increases in prices by our suppliers are generally not offset, fully or as quickly, by increases in our selling prices and revenues because of competitive pressures. We cannot assure that, in the future, Tnuva, Strauss group, Osem or any of these other suppliers will not significantly raise the prices of the products they supply us in the future, or encounter difficulties in providing these products to us, in either of which cases our operating results might be adversely affected.

The enactment of new laws and regulations, including the legislation in favor of “Promoting Competition in the Food Industry”, may materially adversely affect our sales and profits, including limiting our ability to purchase additional stores or obligate us to sell some of our stores.

The food retail industry in Israel is subject to laws and regulations which may adversely affect our sales and profits. In addition, from time to time, new laws and regulations are enacted which may adversely affect our business and limit our ability to conduct our business.

In March 2014, the Knesset adopted new legislation in favor of “Promoting Competition in the Food Industry” (the “Food Law”). The purpose of the law is to promote and increase competition in the food and retail industry in order to reduce product prices. The Food Law is divided into three (3) main topics: (i) regulation of operations of suppliers and retailers stating a list of required and prohibited actions in the relationship between suppliers and retailers; (ii) application of geographical regions for the food industry and geographic competition regions for the large retailers; this section includes limitations on large retailers to open new stores and grants authorization to the court to cease the operation of large retailer stores and to assign the rights or the sale of rights to such stores; and (iii) provisions related to increasing the transparency of prices. The effective date of the Food Law is January 15, 2015, excluding the transparency of prices aspect which will become effective six months following the enactment of regulations relating to this issue.

The Food Law may materially adversely affect our ability to purchase additional stores in specific areas or could obligate us to sell some of our stores, may materially adversely affect our sales and profits, and may adversely affect our relationships with the suppliers due to limitations on shelves spaces. For additional information on this matter, see “Item 4. Government Regulation - Legislation in favor of Promoting Competition in the Food Industry.” We cannot assure you that new laws and regulations will not be enacted in the future, which may materially adversely affect our sales and profits and limit our ability to conduct our business.

Our profit margin would be adversely affected if our ability to utilize our distribution centers were limited and if the launching of our new distribution center were not to proceed as planned.

We have a distribution center in Rishon Letzion from which we distribute a large portion of the products we carry to our supermarkets. The products distributed by our distribution center to our supermarkets made up approximately 22.6% of our total purchases during 2013. In addition, we are planning an additional distribution center for our supermarkets which we expect to be opened in the second half of 2014. Our inability to utilize the distribution centers for any reason or to successfully launch our new distribution center may significantly impair our ability to distribute our products to our supermarkets and would adversely affect our profit margin.

The Israeli Antitrust Authority may take actions that limit our ability to execute our business strategy or otherwise affect our profitability.

Our strategy includes expanding our market presence in existing retail food markets. The Israeli Antitrust Authority may limit our ability to execute our strategy, inter alia, by limiting our ability to acquire existing stores or enter into mergers to acquire existing stores. In 2011, we requested to purchase four of our competitors’ stores, in Ashkelon, Or Akiva, Beer Sheva and Hadera; however the Commissioner approved the purchase of only two of the stores, in Ashkelon and Or Akiva. Such limitations may materially adversely affect our ability to expand our business and compete effectively against our competitors.

In August 2006, the Restrictive Trade Practices Court approved a consent decree reached between the Commissioner of the Israeli Antitrust Authority, or the Commissioner, and certain specific food suppliers. The consent decree stipulates various prohibitions, conditions and restrictions that would apply to certain practices of these suppliers. The consent decree addresses the following practices: arrangement by which suppliers influence the number or identity of competing suppliers; acquisition of shelf and off-shelf display space; category management; the use of suppliers’ representatives to physically arrange the shelves in the chains’ stores; discounts and rebates in exchange for meeting sales targets; arrangements that determine a supplier’s market share; and exclusivity in sales and price dictation by suppliers. The Company is not a party to the consent decree; however, it could nevertheless have an effect on the practices of the Company’s suppliers and indirectly on the Company. For additional information, see “Item 4. Government Regulation - Arrangements between Major Supermarkets Chains and Large Suppliers” and “Item 4. Government Regulation - Legislation in favor of Promoting Competition in the Food Industry.”

The Company is now self arranging all of its product categories other than “van sale” products (such as ice cream, newspapers and bread products). The Commissioner has committed not to take any enforcement action with respect to the arrangement of “van sale” products until the end of 2014. Self arrangement has required the employment by the Company of many new employees, increasing our employment costs. This may materially adversely affect the Company’s profits unless the Company is able to pass these costs to suppliers. We are in the process of negotiating and entering into arrangements with several of our suppliers in order to share these costs with such suppliers.

New legislation in connection with gift certificates may have an adverse effect on our profitability.

On January 6, 2014, new legislation regarding gift certificates was adopted by the Knesset which will become effective July 1, 2014. The new law establishes a mandatory minimum validity period of a gift card of five years, and that the amount stated in the gift card must be uniform to all businesses subscribing to the gift card. In addition, the new law grants the Minister of Economy the right to enact additional regulations prohibiting the limit of use of the gift certificates. This legislation may adversely affect our profitability from gift certificates, by increasing their cost and increasing competition in the market. For further information regarding gift certificates see “Item 4. Information on the Company – B. Business Overview - Consumer Protection Laws.”

New collective bargaining agreement regarding cleaning and maintenance employees may adversely affect our operating results.

Our supermarkets use the services of cleaning and maintenance employees employed by manpower agencies. On July 11, 2013, the New Histadrut, an Israeli employee organization, signed a collective bargaining agreement regarding cleaning and maintenance employees hired through manpower agencies, granting such employees preferred terms of employment, including increased minimum wages. On February 5, 2014, The Israeli Minister of Economy issued an extension order, so that such terms of employment apply to all cleaning and maintenance employees employed by manpower agencies, including our cleaning and maintenance employees, causing a discrepancy in the employment terms that we pay our cleaning and maintenance employees and our other employees. The order entered into force on March 1, 2014, and according to it we are required to increase the payment terms to our cleaning and maintenance employees and/or to our employees generally, this would increase our operating expenses and adversely affect our operating results.

We are exposed to risks of fraud and theft with regard to our gift certificates which may cause a loss of revenue and non-recoverable expenses.

We run programs under which we issue and sell gift certificates and electronic prepaid cards to institutions, companies and individuals, particularly during the Jewish New Year and Passover seasons. The gift certificates and prepaid cards can be used in our stores as well as other stores with which we entered into collaboration agreements. Based on our experience, we are exposed to risks connected with the issuance of gift certificates, including risks that they may be fraudulently forged or stolen, and we are exposed to risks of computer fraud or errors in connection with the issuance of prepaid cards. A substantial or large scale forgery, theft, fraud or error may cause a reduction in our revenue and increase our expenses.

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

In addition, a decrease in fuel prices under supervision (octane 95 gasoline) generally causes decreases in the value of Dor Alon’s inventory. A decrease in these fuel prices may cause a loss in the reporting period during which this price decrease occurs.

Competition in the energy industry is intense, and an increase in competition in the market in which Dor Alon sells its products could adversely affect the earnings and profitability of Dor Alon.

Competition in the Israeli energy industry is intense and has even increased in recent years. Dor Alon’s major competitors are large fuel companies in Israel and natural gas marketing companies: Paz Oil Company Ltd. (“Paz”), The Delek Israel Fuel Corporation Ltd. (“Delek”) and Sonol Israel Ltd. (“Sonol”) are Dor Alon’s competitors in the filing stations field of activity, and Paz, Delek, Sonol, PazGas, AmisraGas, SuperGas and tens of additional small and medium size fuel marketing companies as well as small LPG companies, which are mostly local companies that operate in a limited geographic area, are Dor Alon’s competitors in the direct marketing field of activity. The principal competitive factors affecting the retail fuel and natural gas marketing business are location of filling stations, brand identity, product price, the variety of related services offered to customers, the level of service, financial strength allowing the establishment of new filling stations, procurement of petroleum products at competitive prices and the terms offered to fleet customers, real estate owners and/or owners of filling stations. In addition, Dor Alon faces competition from Oil Refineries Ltd. (“ORL”) following its privatization and increased competition from Paz which now owns one of the two oil refineries in Israel. Increases in competition may adversely affect the earnings and profitability of Dor Alon.

If price control over diesel fuel and LPG is imposed, it may have a material adverse effect on Dor Alon’s results of operations.

On July 31, 2012, an amendment to the Price Control of Goods and Services Order (Application of the Law on Diesel Fuel for Transportation and Determining the Level of Control), 2012, was published, requiring a fueling company to annually report the profitability of diesel fuel sold at filling stations. In accordance with the amendment, the Company reports such data from time to time, pursuant to chapter VII of the Price Control of Goods and Services Law, 1996. Although Dor Alon estimates that the reporting requirements of the Order will not materially adversely affect Dor Alon’s results of operations, at this stage, the Company cannot evaluate the influence of additional requirements which may be imposed in the future, including price control, which may materially adversely affect Dor Alon’s results of operations.

The LPG price for refineries is determined by the Fuel and Gas Administration at the end of each month for the following month. In May 2013, the Fuel and Gas Administration notified of its intent to impose price controls for LPG sales to the private sector. At this stage, the Dor Alon cannot evaluate the influence of price controls on LPG on its operation results.

Dor Alon is exposed to risks associated with the reduction of the marketing margin of petroleum products, which may influence the financial results of Dor Alon.

Dor Alon’s profitability is derived from the marketing margin of petroleum products, which is a fixed amount that is not affected by oil prices and is particularly low. Therefore, Dor Alon is exposed to risks arising from changes in the marketing margin of petroleum products which are under price control and petroleum products that are not under price control. A reduction of the marketing margin by the Israeli Ministry of National Infrastructure, Energy and Water Resources may adversely affect Dor Alon’s financial results.

Dor Alon may incur costs to comply with petroleum and natural gas product and environmental regulatory controls related to its operating activities.

The sale and distribution of petroleum and natural gas products in Israel is subject to extensive regulation and supervision that is focused on preventing potential harm to the environment (principally water, air and soil contamination) and maintaining public safety. Petroleum and natural gas products are classified, under certain circumstances, as hazardous materials that are potentially contaminating. Therefore, handling and dealing with these products in Israel is subject to regulation and supervision. In recent years, enforcement of the laws in Israel concerning environmental issues has become more stringent. These developments will likely increase the costs required to construct and maintain Dor Alon’s filling stations and private filling stations. If Dor Alon does not comply with the abovementioned regulatory controls, it may be subject to litigation by regulatory authorities, third party claims, class action lawsuits and other litigation in addition to the risk of losing, conditioning or delaying the business permit of filling stations with environmental contamination. Furthermore, defending ourselves against regulatory violations alleged by regulatory authorities or consumers may in the future require substantial financial and management resources.

Dor Alon is exposed to customer credit risk that may increase with future increases in the price of petroleum products.

Currently, accepted practice in the fuel marketing industry in Israel is to grant customers (especially fleet customers and commercial customers) a credit line for the purchase of products for extended periods without any security interest. Beginning in 2012, Dor Alon has reduced the credit line for its customers. During 2013, Dor Alon had an average of NIS 597 million in outstanding customer credit (28 credit days) in the Filling Stations and Convenience Stores operation, and an average of NIS 394 million in outstanding customer credit (89 credit days) in the Direct Marketing operation. As a result of customer credit, Dor Alon is exposed to the risk of delayed collections and nonpayment of debt.

Increases in the price of petroleum products and in excise taxes as well as competition in the industry in which Dor Alon operates may lead to increases in the amount of credit granted to customers. This would lead to a potential increase in the exposure to credit risks and to an increase in Dor Alon’s working capital requirements. This would require Dor Alon to obtain additional credit lines which may limit Dor Alon’s ability to conduct its business. A significant increase in the price of petroleum products and in excise taxes may materially adversely affect Dor Alon’s ability to conduct its business.

Political, economic and military instability in Israel may impede Dor Alon’s ability to operate and harm its financial results.

In addition to the risks described below in the risk factor entitled “Risks Related To Our Business As A Whole - Political conditions in Israel affect our operations and may limit our ability to sell our products”, the security situation in Israel tends to affect recreational activities of private automobile owners in Israel, and as a result, affects their consumption of petroleum products. Deterioration in the security situation causes a decrease in the consumption of petroleum products in Israel.

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

The merchandise we sell in our non-food and wholesale business is varied, and we therefore compete in several different markets. Our “Naaman” and “Vardinon” stores compete in the houseware, home textile and accompanying accessories markets, and our “Dr. Baby” stores compete in the baby and young children accessories markets.

 In recent years competition in the non-food and wholesale industry has increased, primarily due to the entry of retail chains and stores from outside the food industry, and Office Depot, do-it-yourself chains such as Home Center and ACE (a franchisee of Ace Hardware), household stores, home textile stores, such as Golf & Co. Ltd., Fox Home and Kitan Textile Industries Ltd., houseware stores, electricity appliances stores, and also due to the expansion of the houseware and home textile departments in supermarkets, in the houseware industry. This competition affects the selling prices of our products and the level of our sales. Increased competition may adversely affect our level of sales and our profitability.

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

Tension between Israel and the Palestinian Authority may cause a delay in supply of products.

Some of our bed textile products are sewn in the Palestinian Authority. If there is a closure of the borders between Israel and the areas governed by the Palestinian Authority for security reasons, this could affect the transport of persons and goods and can harm the supply of products from these sewing workshops. From our past experience, there were no significant delays in the supply of products from these sewing workshops during such closures. Furthermore, sudden and unexpected interruption in supply by one of Vardinon’s suppliers can cause a shortage in products which that supplier supplied for a period of several months until the beginning of supply from an alternative supplier.

We are dependent to a significant extent on one supplier. If this supplier raises prices or encounters difficulties in providing its products, our operating results will be adversely affected.

Our non-food segment is dependent on Office Textile Ltd. which provides us with dyed and printed fabrics. Delay in supply of products from, or a deterioration in the terms of trade with, Office Textile may adversely affect our non-food segment operation.

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

Most of our non-food segment’s imports are from suppliers located in China. Because most of the products sold by our non-food segment are manufactured in and imported from China, its activity may be affected by changes in the political and economic conditions in China. For instance, any material change in the NIS-US dollar or the NIS-Chinese Yuen currency exchange rates may increase our manufacturing costs and increase the price of those imported products from China.

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

Our non-food segment profitability is significantly influenced by the cost of raw materials and cost of sales. Increase in these factors may adversely affect our operational results.

Our non-food segment is exposed to fluctuations in the cost of raw materials used to manufacture our products, which affect the cost of our products. We monitor the price volatility and may speed up or delay orders in cases we identify trends of increases or decreases in the price of raw materials and products and adjust the sale price accordingly. Additionally, the cost of goods of our non-food segment products is a fundamental component in the pricing of these products and the volume of sales and profit margins. Most of our non-food segment products are imported (directly by us or by our suppliers). Cost of goods are affected or may be affected by changes in the rate of import tariffs, especially a change in import tariffs in the Far East, costs of raw materials, changes in shipping rates and changes in foreign currency exchange rates (mainly US dollar and Chinese currency). An increase in the price of raw materials or cost of goods may adversely affect our operational results.

Risks Related To Real Estate

Entrepreneurship in real estate and residential construction entails risks of not meeting the targets set forth in the original schedule and budget.

Entrepreneurship in real estate and residential construction entails risks of not meeting the targets set forth in the original schedule and budget, among others, due to lack of manpower in the construction industry, ongoing shortage of raw materials and/or increase in prices of raw material. Given that BSRE’s activities include the development of residential and commercial areas in the wholesale market project in Tel Aviv, this risk may materially adversely affect BSRE’s operational results

We are subject to risks regarding the ownership of real estate assets, including a slowdown in the Israeli yield-generating real estate market, which may adversely affect our business.

We own, through our subsidiaries, real-estate assets, most of which are currently used by our retail operation, and the remainder is leased to third parties or is held for future development. These assets are subject to risks with regard to ownership of real-estate assets, including a slowdown in the Israeli yield-generating real estate market, evidenced by a decline in demand and surplus of supply of commercial properties, a reduction in the availability of credit sources, an increase in financing costs and/or stricter requirements by banks for providing such financing, which may have a material adverse effect on the real-estate markets, occupancy rates, rental fees and revenues from third parties and on the value of the assets in the Company’s financial statements. These risks include increase of operational costs, decline of the financial conditions of the lessees and additional factors which are beyond our control. Any of these risks could adversely affect our business.

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

Most of BSRE’s activities, including its residential and commercial wholesale market project in Tel Aviv, are largely financed from external sources. We cannot be certain that BSRE will be able to obtain financing on favorable terms for its activities, and BSRE cannot be certain that its existing credit facilities will be renewed. In addition, an adverse change can occur in the terms of the financing that it receives. Any such occurrence could increase BSRE’s financing costs and/or result in a material adverse effect on the results of the Company and its ability to develop its real estate business. As of December 31, 2013, BSRE had long term loans including debentures in the outstanding amount of approximately NIS 2.3 billion. The amount of long term loans currently outstanding may inhibit BSRE’s ability to obtain additional financing for its future capital needs, inhibit BSRE’s long-term expansion plans, increase its costs and adversely affect the price of its ordinary shares. For more information, see “Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources - BSRE Series D Debentures”, Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions – Agreement with the Wholesale Market Company”, and “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions – Agreements Between Alon Blue Square and BSRE- Transfer of Real Estate Assets from Mega Retail to BSRE.”

An earthquake of great magnitude could severely damage our business.

In the event of an earthquake, BSRE may incur damages, including but not limited to extensive damages to its properties and loss of revenues, which cannot be evaluated. As of the date of this report BSRE has insured its properties against earthquakes, including indemnification for loss of rent revenues for a period of 12 months, although this insurance will not cover all the damages and losses we would incur in the event of an earthquake.

Risk Related To Our Business As A Whole

Economic conditions in Israel affect our financial performance.

The financial performance of each of our operating segments is dependent to a significant extent on the economy of Israel.

All of our supermarket sales are made in Israel, and we acquire a substantial majority of the goods that we sell from Israeli suppliers. During 2011 and 2012, Israel’s Gross Domestic Product rose by 4.6% and 3.4% respectively. Reports of the Israeli Central Bureau of Statistics indicate that during 2013 Israel’s Gross Domestic Product rose by 3.3%. We believe that our customers continue to be cautious in their buying patterns and continue to choose to make their purchases at low-price and hard discount stores, which have a lower profit margin. In addition, in connection with the public protests in 2011 resulting from the economic conditions and described under “Risks Related To Our Business As A Whole – Enacting legislation, establishment of government committees and protests against high cost of living may adversely affect our business”, there were protests in Israel against the supermarket chains and a number of the products that we sell. The public’s continued awareness of the costs of food and other certain products continues to negatively impact the food retailing business in Israel.

The demand for Dor Alon’s products and petroleum products in general is materially affected by the state of the Israeli economy. An economic slowdown may cause a decrease in demand for Dor Alon’s products and have an adverse effect on Dor Alon’s profit margins and exposure to customer credit risk. However, some petroleum products sold by Dor Alon are considered basic products which have a fixed demand.

The financial performance of our Non-Food segment is also dependent to a significant extent on the economy of Israel. Global economic instability and uncertainty affected our non-food and wholesale business in the past by causing a slowdown in the growth of private consumption, which affected the growth of our houseware, home textile, toys, leisure, and baby and young children accessories businesses. Economic instability, uncertainty or slow down could also affect the growth of our non-food businesses in the future.

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

Inability to create synergies between our different businesses may adversely affect our operating results.

We currently operate five operating segments - supermarkets, fueling and commercial sites, non food, real estate and other. The diversion of management’s attention and any delays or difficulties encountered in connection with the realization of corporate synergies and operational improvements could have an adverse effect on our business, financial results, financial condition or share price. If we are not successful in creating synergies between our different operating segments our operating results may be adversely affected.

Enacting legislation, establishment of government committees and protests against high cost of living may adversely affect our business.

In July 2011, a public protest began in Israel with regard to high housing costs. This protest evolved into a wide scale public demonstration encompassing many other issues, including claims that the cost of living has increased out of control and must be regulated. In response to these protests, the Knesset has raised the priority of reducing the cost of living in Israel and has began in the process of enacting legislation, including by way of establishment of government committees, in order to address this issue. These developments could materially adversely affect our ability to open new supermarkets and convenience stores and the profitability of our existing supermarkets and convenience stores. These developments could particularly adversely affect our Supermarkets segment in light of the fact that we are the second largest supermarket chain in Israel. For additional information on this matter, see “Item 3. Risks Related To Our Supermarkets - The enactment of new laws and regulations, including proposed legislation in favor of “Promoting Competition in the Food Industry” may materially adversely affect our sales and profits, including limiting our ability to purchase additional stores or obligate us to sell some of our stores.”

We have a history of quarterly fluctuations in our operating results and expect these fluctuations to continue due to seasonality. This may cause the share and ADS price of Alon Blue Square to be volatile.

Our business is subject to fluctuations in quarterly sales and profits. These fluctuations are primarily attributable to increased sales and higher operating income in the holiday seasons occurring in different quarters from year to year. Thus, for example, in our supermarkets, and in our “Naaman” and “Vardinon” chains, increased sales attributable to Passover, which occurs in either March or April, may be realized in either the first or the second quarter, and sales attributable to the Jewish New Year, which occurs in either September or October, may be realized in either the third or the fourth quarter. However, the timing of the holidays does not affect our semi-annual results.

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

A decrease in our credit rating may require us to repay some of our bank loans.

In October 2010, Bank Hapoalim loaned us an aggregate amount of NIS 200 million with an interest rate of 2.8% per year linked to the CPI. As of December 31, 2013, the balance of the loan was NIS 160 million (approximately US $46 million). A decrease in the credit rating to “Baa2” will cause an increase of 0.25% per year in the interest rate we pay under such loan. A decrease in the credit level rating under “Baa2” will provide the bank the right to an immediate repayment of the balance of the loan.

The credit rating of our debentures is currently “A3/Stable” by Midroog Ltd., an Israeli rating agency and 51% subsidiary of Moody’s (“Midroog”).

Alon is able to control the outcome of matters requiring shareholder approval.

As of March 31, 2014, Alon owned, directly and indirectly through Alon Retail Ltd., approximately 72.71% of Alon Blue Square’s outstanding ordinary shares. So long as Alon, or any successor to its shareholdings in Alon Blue Square, continues to own beneficially more than 50% of our outstanding ordinary shares and voting power, it will be able to control the outcome of matters requiring shareholder approval that do not require a special majority, including the election of all Alon Blue Square directors, other than Alon Blue Square’s’ two external directors whose election, under the Israeli Companies Law, requires that a majority of the non-controlling shareholders who participate in the vote, vote for their appointment, or that the total number of shares of non-controlling shareholders that voted against their appointment does not exceed two percent of the aggregate voting rights in the Company.

We own a majority interest in our subsidiaries. As a majority shareholder, we owe fiduciary duties to the non-controlling shareholders of our subsidiaries and have to share dividends and distributions with these non-controlling shareholders.

In addition to our wholly owned subsidiaries, Mega Retail and Bee Group, our two main subsidiaries are BSRE, in which we owned a 74.71% interest as of March 31, 2014, and Dor Alon, in which we owned an approximately 78.43% interest as of March 31, 2014.

 Through our subsidiary, Bee Group, as of March 31, 2014, we held approximately 77.51% of the outstanding shares of Naaman Group (N.V.) Ltd., which is publicly held and traded on the Tel Aviv Stock Exchange. In addition, as of March 31, 2014 through our subsidiary Mega Retail, we owned 51% of the outstanding shares of Eden Teva. The ordinary shares of Eden Teva that are not owned by us are held by private third parties (including the CEO of Eden Teva).

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

A substantial portion of our employees’ wages is adjusted upon changes to the minimum wage in Israel. Under Israeli law, the minimum wage, which is increased from time to time as a result of various economic parameters and updating of employee-union agreements, equals approximately 47.5% of the average wage for an employee in Israel, unless otherwise determined by government regulations. As of April 1, 2014, the minimum wage was NIS 4,300 or approximately $1,233. In addition, collective bargaining agreements have imposed a higher minimum wage for certain industries, such as cleaning employees and security employees. Increases in minimum wage in the future will increase our labor costs and thus may adversely affect our operating results.

Rights to filling stations in the Dor Alon chain, Mega Retail supermarkets and Naaman stores are subject to agreements with third parties who may not renew the agreements or worsen their terms, which could affect our profitability.

The majority of the real estate underlying the filling stations of Dor Alon, the Mega Retail supermarkets and the Naaman Group stores are leased from third parties with whom we have entered into agreements to rent. Upon the expiration of such agreements, the owners of the stations, supermarkets and stores may not renew their agreements with Dor Alon, Mega Retail and Naaman Group and enter into agreements with other companies, or worsen the terms of the agreements, either of which would result in a loss of profits.

Increases in oil, electricity, raw material and product prices may affect our operating results.

The sharp fluctuation in oil prices in recent years has led to the fluctuation in our electricity prices and the price of raw materials used in the plastic packing industry. We cannot assure you that our suppliers will not raise prices in the future. Further increase in oil, raw material and product prices would impose significant expenses and costs on us, which could have an adverse effect on our operation results. During 2013, electricity prices increased by approximately 5.5%. Increases in oil, electricity, raw material and product prices may adversely affect our operating results.

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

In addition, BSRE, a 74.71% subsidiary of the Company, is exposed to modifications of the construction valuation index, which may affect constructions costs.

An increase in the interest rate of the Bank of Israel may adversely affect our financial expenses.

We have issued debentures and obtained loans in NIS, some of which bear fixed interest and some of which variable interest. An increase in the interest rate published by the Bank of Israel will affect our financial expenses related to our debentures and loans which bear variable interest. Additionally, an increase rise in the interest rate published by the Bank of Israel may adversely affect our financing costs, in case we may be required to raise funds for future activities.

The value of our securities portfolio may be adversely affected by a change in the capital markets, interest rates or the status of the companies in whose securities we have invested.

As of December 31, 2013, we held approximately NIS 382.1 million in Israeli corporate and government bonds with fixed interest rates, a portion of which are linked to the Israeli CPI. A decrease in the market value of these bonds or interest rates or a change in the status of the companies in whose bonds we have invested could lead to a material increase in our net financing expenses.

Fluctuations in the capital markets may affect our ability to raise funds in order to finance our operations, to refinance our debt and enter into additional operational fields.

We fund our operations from a variety of sources, including from operating activities and by raising capital from banks and the capital market. We currently have issued debentures with an aggregate principal amount of NIS 2,880 million. From time to time, we refinance a portion of our debt and issue new debentures to fund new projects. Adverse change in capital market conditions, specifically in the demand for debentures and debentures yield, or new regulations in the capital market may adversely affect our business results.

Volatility of Alon Blue Square’s share and ADS price could adversely affect our shareholders.

 The market price of Alon Blue Square’s ordinary shares and ADSs could be volatile and could be subject to fluctuations in response to numerous factors, including the following:

•	actual or anticipated variations in our quarterly operating results or those of our competitors;
•	changes in financial estimates by securities analysts;
•	conditions or trends in our business;

•	changes in the market valuations of our competitors;
•	announcements by us or our competitors of significant acquisitions;
•	entry into strategic partnerships or joint ventures by us or our competitors;
•	the political, economic, security and military conditions in Israel;
•	the inclusion of our shares on a specific index on the Tel Aviv Stock Exchange;
•	additions or departures of key personnel; and
•	sales of ordinary shares by Alon Blue Square’s controlling shareholder.

Many of these factors are beyond our control and may materially adversely affect the market price of Alon Blue Square’s ordinary shares and ADSs, regardless of our performance.

Volatility of the price of Alon Blue Square’s securities on the New York Stock Exchange or the Tel Aviv Stock Exchange is likely to be reflected in the price of Alon Blue Square’s securities on the other market. In addition, fluctuations in the exchange rate between the NIS and the dollar may affect the price of Alon Blue Square’s ordinary shares on the Tel Aviv Stock Exchange and, as a result, may affect the market price of Alon Blue Square’s ADSs on the New York Stock Exchange.

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

Also see “Item 3. Key Information – D. Risk Factors - Risk Related To Our Business As A Whole - Increases in oil, electricity, raw material and product prices may affect our operating results.”

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

We may be required to invest resources in order to develop our mobile virtual network operator business. We cannot guarantee that the cellular services business will be profitable.

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

We sell goods to millions of consumers on a daily basis. As a result of the scope and magnitude of our operations we are subject to the risk of a large number of lawsuits, including class action suits by consumers and consumer organizations. These actions are costly to defend and could result in significant judgments against us. Recent years have been characterized by a substantial increase in the number of requests for certification of class actions filed and approved in Israel, including against us, and this trend is expected to continue. Currently, we are engaged in various material legal proceedings, many of which are for substantial amounts. Should these requests to certify lawsuits against us as class actions be approved and succeed, this may have a material adverse effect on our financial results. For a summary of legal proceedings against us, see “Item 8. Financial Information - A. Consolidated Statements and Other Financial Information - Legal Proceedings.”

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of Alon Blue Square.

Alon Blue Square Israel - Ltd. was incorporated in June 1988 as a company under the laws of the State of Israel. Alon Blue Square’s principal executive offices are located at Europark Yakum, France Building, Yakum 6097200, Israel, and its telephone number is +972-9-961-8504.

In 1996, Alon Blue Square completed its initial public offering and its ADSs were listed for trading on the New York Stock Exchange. In November 2000, Alon Blue Square’s ordinary shares were listed for trading on the Tel Aviv Stock Exchange.

On July 17, 2010, the name of the Company was changed to “Alon Holdings Blue Square – Israel Ltd.”, and on April 24, 2013, the Company’s name was changed to “Alon Blue Square Israel Ltd.”

In October 2010, Alon Blue Square acquired all the shares of Dor Alon Energy in Israel (1988) Ltd. (“Dor Alon”), a publicly traded company listed on the Tel Aviv Stock Exchange (“TASE”) that were held by Alon Israel Oil Co. Ltd. (“Alon”). The shares acquired represented approximately 80% of the outstanding shares of Dor Alon, and in exchange, Alon Blue Square issued 20,327,710 ordinary shares to Alon (the “Acquisition”). Dor Alon is one of the four largest fuel companies in Israel based on number of filling stations and is a leader in the convenience stores sector. For further information on the Acquisition, see “Item 7. Major Shareholders and Related Party Transactions - Acquisition of Controlling Share in Dor - Alon Energy In Israel (1988) LTD.”

In 2012, our 100% subsidiary, Alon Cellular, began operating as an MVNO as part of our strategy to expand the products and services we offer to our customers.

On May 31, 2012, BSRE, Gindi Investments 1 Ltd. and an additional entity controlled by Moshe and Yigal Gindi (together with Gindi Investments 1 Ltd., “Gindi”) completed the purchase of long term lease rights for a portion of the wholesale market site in Tel Aviv for the purpose of building and marketing on the property an apartment building complex (owned by Tel Aviv Lev Towers Ltd., a company held by 49.5% by BSRE as of December 31, 2013) and a shopping mall (owned by Tel Aviv Mall Ltd., a company held by 50% by BSRE as of December 31, 2013), from the municipality of Tel Aviv and the Wholesale Market for Agricultural Produce in Tel Aviv Company Ltd. On June 26, 2013, Tel Aviv Lev Towers Ltd. (the Residence Company) and the Tel Aviv Mall Ltd. (the Mall Company and collectively the purchasers), entered into a financing agreement with banks according to which the banks will extend financing and credit facilities to the Residence Company in a total amount of up to NIS 2 billion and credit lines of up to NIS 450 million to the Mall Company. For further information regarding the financing agreement see “Item 4. Information on the Company – B. Business Overview – Real Estate – Wholesale Market Companies.”

Other Recent Developments

The following is a description of certain events that have occurred during the last number of years:

In our Supermarket segment:

•	The adoption by Mega Retail in 2013 of a new strategic plan, including the rebranding of its store formats, increasing its operational efficiency, including by reduction of its store space, improvement of its distribution and supply capabilities, including self distribution and the expected launch of a new distribution center, and the successful implementation of the self-arrangement of shelves in its supermarkets. For further information see “Item 4. Information on the Company – B. Business Overview – Supermarkets.”

In our Fueling and Commercial Sites segment:

•	The execution of an agreement to purchase natural gas from the partners in Tamar partnership in the amount of US$ 85 million (0.36 BCM) over a period of seven years while committing to a minimum annual quantity. The agreement is subject to obtaining an approval from the Antitrust Authority; and

•	In February 2014, the Israel Land Authority approved the allocation of land in the southern industrial region of Herzliya to a company owned equally by Dor Alon and a third party. The allocation is subject to several conditions, including the payment of capitalized lease fees. The jointly owned company is in the process of submitting an objection with regard to the amount of the capitalization lease fees and is working to complete the transaction with the Israel Land Authority. The zoning plan permits the jointly owned company to establish a project containing 52,000 square meters designated for employment. Dor Alon intends to continue to operate (through the joint company) the promotion and implementation of this project, including the allocation of land to the project by the Israel Land Authority.

In our Non-Food segment:

•	The sale of 65 percent of the Company’s holdings in Kfar Hasha’shuim for NIS 13 million. For further information see “Item 5. Operating and Financial Review and Prospects - General - Non-Food segment.”

•	The conversion of 18 Sheshet stores into Na’aman stores. The remaining Sheshet stores were closed by the end of 2013.

In our Real Estate segment:

•	The construction of a 23,000 square-meter office building on real property BSRE owns in Ra’anana and to construct a 3,500 square-meter basement, both of which will be leased to the third party for a period of 10 years. For additional information, see “Item 4. Information on the Company - B. Business Overview – Real Estate– Investment in Comverse Building (Ra’anana)”;

•	The sale, as of March 23, 2014, of 677 apartments in the Wholesale Market project in Tel Aviv and the receipt of advance payments in the aggregate amount of NIS 962 million (including VAT) from the purchasers. For additional information, see “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions – Agreement with the Wholesale Market Company”; and

•	The completion of the construction of an additional floor and the upgrade of Hadar Mall in Jerusalem (in which BSRE holds 50% of the rights) with an area of 34,000 square meters (of which 12,000 square meters are for commercial purposes and the remaining area is for parking).

Capital Expenditures

In 2013, we invested approximately NIS 328.3 million, or $94.6 million, in property and equipment, intangible assets and investment property, a 29.7% decrease from our 2012 investment of NIS 466.8 million. Of our investment in property, and equipment and investment property in 2013, we invested NIS 88.8 million, or $25.6 million, in land and buildings, including land that we lease and investment property, as compared with NIS 62.0 million in 2012.

For additional information pertaining to our principal capital expenditures and divestitures for the last three financial years and those of which are currently in progress, and the method of financing, see “Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources.”

B.	Business Overview.

General

We operate in four reporting segments. In our Supermarkets segment, we are the second largest food retailer in the State of Israel. In our Fueling and Commercial Sites segment, we operate a chain of filling stations and convenience stores in different formats in Israel. In our “Non-Food” segment, we sell “Non-Food” items both in our supermarkets and in standalone outlets. In our Real Estate segment, we own, lease and develop yield-generating commercial properties and residency projects.

Our activities are carried out via our consolidated subsidiaries, including Mega Retail, which has supermarket retail activities, Dor Alon, which operates a chain of filling stations and convenience stores, Bee Group and Mega Retail, which conducts non-food activities, and BSRE, which owns and invests in yield-generating commercial real estate and projects. As of March 31, 2014, Alon Blue Square owned 100% of the outstanding shares of Mega Retail, 78.43% of the outstanding shares of Dor Alon, 100% of the outstanding shares of Bee Group, and 74.71% of the outstanding shares of BSRE. The balance of BSRE shares and Dor Alon shares is publicly held and traded on the Tel Aviv Stock Exchange.

As of December 31, 2013, Mega Retail and its direct subsidiaries were the owners of all 213 of our supermarkets divided into three main categories, Discount chains, Quality and Service chains and Mega@Internet website. In order to meet the needs of our customers, both the Discount chains and Quality and Service chains have regional stores and local neighborhood stores. The Discount chains include the regional store brands “You”, “Mega Bool” and “ZolBeShefa” and the local neighborhood store brand “You Neighborhood Store”. The Quality and Service chains include the regional store brand “Mega”, the local neighborhood store brand “Mega in Town” and the organic, natural and health product store brand “Eden Teva”. As of December 31, 2013, the consolidated assets of Mega Retail and its subsidiaries aggregated approximately NIS 1.5 billion, or $433 million. Mega Retail’s assets constitute approximately 16.4% of our total consolidated assets at that date.

As of December 31, 2013, Dor Alon operated 206 filling stations, 215 convenience stores, including 169 convenience stores branded “Alonit” and “Super Alonit” (we refer to these stores as Alonit convenience stores), and 46 convenience stores operated by the AM:PM chain of stores. Four convenience stores were operated by third parties. As of December 31, 2013, the total consolidated assets of Dor Alon and its subsidiaries aggregated approximately NIS 2.7 billion, or $783 million. Dor Alon’s assets constitute approximately 29.7% of our total consolidated assets at that date.

BSRE is the owner of most of our real estate properties, and its revenues are primarily derived from real estate lease payments received from Mega Retail and third parties. As of December 31, 2013, the consolidated assets of BSRE aggregated approximately NIS 3.1 billion, or $903 million. BSRE’s assets constituted approximately 34.2% of our total consolidated assets at that date.

As of December 31, 2013, we were the owners, through our subsidiaries, of 115 of our Non-Food stores, while the remaining 16 of our Non-Food stores were owned and operated by franchisees. As of December 31, 2013, the consolidated assets of our non-food segment (excluding the stores owned and operated by franchisees) aggregated approximately NIS 333 million, or $95.9 million. Our non-food segment’s assets constituted approximately 3.6% of our total consolidated asset at that date. In addition, as of December 31, 2013, we had 83 Non-Food outlets operated by Kfar Hasha’asuim under the brand names “Kfar Hasha’ashuim” and “All For A Dollar”. In February 2014, we completed the sale of 65 percent of our holdings in Kfar Hasha’ashuim.

Our Strategies

Our strategy is to take advantage of our position as a leading retailer in Israel in order to offer a variety of products and services which meet our customers’ daily needs, while leveraging potential synergies within our group. To achieve this goal, we intend to pursue a number of operating and growth strategies, which include:

•	continue growing our filling stations and convenience store operations, including expanding the variety of products and services offered within the stores and identifying new areas of operation that are synergetic to our fueling operations;

•	expanding the marketing of natural gas for industry and maintaining operation in the private electricity sector while examining the development of additional projects and expanding the marketing of Dor Alon’s private brand in the lubricant oil sector, “Dor Oil”;

•	maintaining and strengthening our market positioning within the supermarket segment by rebranding our store formats, renovating and improving existing stores, evaluating the strategic positioning of some of our stores, adjusting the format of some of our stores all in order to meet the needs of our customers;

•	increasing operational efficiency, including by reviewing and taking concrete steps to improve our distribution and supply capabilities, including self distribution and the launch of a new distribution center, and the successful implementation of the self-arrangement of shelves in our supermarkets;

•	developing and expanding of the real estate segment by developing and improving of the existing real estate properties, maximizing of leasings, increasing building rights, and purchasing additional commercial real estate in Israel;

•	cautiously examining the possibility of expanding our activities outside of Israel;

•	increasing our market share of “Non-Food” and “Near-Food” products and capitalizing on potential operating synergies between the food and Non-Food segments of the Company and the other subsidiaries of the Company, including by increasing of the sale of products of “Naaman” in Mega Retail’s supermarkets and merging Bee Group into Mega Retail;

•	strengthening and increasing of our market share in the organic products market and the health food in order to preserve our position as a leading company in the organic and health food market in Israel;

•	improving the status of Diners credit cards by launching attractive loyalty plans with third parties and increasing the acceptance of these credit cards by Israeli merchants; and

•	expanding and improving our You loyalty plan offering, increasing the number of You club members who hold the “You” credit card and the number of customers of our Alon Cellular MVNO offering, and increasing cooperation with Diners Israel to add additional You loyalty club members.

Supermarkets

General

The following table sets forth the change in the number of our supermarket stores (net of store closures) and supermarket store space as of the dates indicated:

		Store Space
	No. of Stores	(square meters)

As of December 31, 2009	203	365,000
As of December 31, 2010	206	366,000
As of December 31, 2011	211	377,650
As of December 31, 2012	212	369,000
As of December 31, 2013	213	360,000

The following table sets forth the selected operating data of our supermarket stores as of the date indicated:

	For the year ended December 31,
	2011	2012	2013	2013$
Selected Operating Data:		NIS (in thousands)		U.S. Dollars in thousands

Number of supermarket stores (at year end)	211	212	213	-
Increase (decrease) in same store sales(1)	(2.7%)	(2.6%)	(1%)	-
Total square meters (at year end)(2)	377,650	369,000	360,000	-
Supermarket sales per square meter (in NIS)	18,090	17,180	17,169	4,946
Supermarket sales per employee (in thousands)	965	910	812	234

(1)	The percentage change in same store sales is the percentage change in sales of those stores that operated continuously during the entire reporting period of both the current year and that preceding it. Stores are not deemed to have operated continuously (and therefore not included as “same stores”) if such stores were permanently closed during the reporting period or the preceding period, were resized significantly during the period or were significantly renovated or expanded during the period. Store resizing is considered significant if it exceeds 5% or more of the store’s original size.
(2)	Based on an average total square meters at month end during the relevant year.

Our supermarket stores are divided into three main categories: Discount chains, Quality and Service chains and Mega@Internet website. In order to meet the needs of our customers, both the Discount chains and Quality and Service chains have regional stores and local neighborhood stores. The Discount chains include the regional store brands “You”, “Mega Bool” and “ZolBeShefa” and the local neighborhood store brand “You Neighborhood Store”. The Quality and Service chains include the regional store brand “Mega”, the local neighborhood store brand “Mega in Town” and the organic, natural and health product store brand “Eden Teva”.

In Our Discount chains, “You” and “Mega Bool” chain stores are regional hard discount stores designed to provide customers with name brand quality at everyday affordable prices. The “You Neighborhood Store” chain is a hard discount stores located in local neighborhoods. Our “ZolBeShefa” chain stores are low-priced stores oriented towards Israel’s growing ultra-orthodox Jewish population. In our Quality and Service chain, “Mega” chain is comprised of large supermarkets with a variety of food and non food products designed to be a “one stop shop” for our customers. The “Mega in Town” chain stores, located primarily in local neighborhoods and city centers, combine reasonable prices with convenience for neighborhood shoppers. “Mega in Town” stores offer fresh food, a large variety of items and convenience in residential areas. In our “Eden Teva” stores, we focus on offering organic, natural and health food products together with offering many of the items sold in our other supermarket stores. The “Eden Teva” stores are divided into 12 stand alone stores and nine stores which are inside our “Mega” stores under the concept of a store within a store. As of December 31, 2013, we operated a total of 213 stores consisting of approximately 360,000 square meters space. Our Mega@Internet website allows customers to place orders via the Internet 24 hours a day and to have the products in our stores delivered to their homes from a nearby store within a few hours.

We launched our “You” and “You Neighborhood Store” supermarket formats in November 2013. The initiative included the conversion of a number of our “Mega Bool” stores to the new “You” brand as of March 31, 2014.

As part of the acquisition of 51% of the outstanding shares of Eden BriutTeva Market Ltd. (“Eden Teva”) in 2007, we agreed to provide all guarantees and financing required in connection with Eden Teva’s operations in the future.

Our supermarkets offer a wide selection of supermarket goods. The mix of products of each supermarket format varies to address the preferences of its target customers. Many of our supermarkets offer specialty departments such as full service bakeries, delicatessens, fresh meat and prepared food departments; certain supermarkets also contain franchise operations, which sell a variety of goods. In addition, we offer a range of “Non-Food” and “Near-Food” items and operate several houseware departments within most of our large stores. Furthermore, our supermarkets sell and market our “Mega” line of private label goods, including “Mega Home”. Private label products provide customers with an attractive alternative selection of products that are comparable in quality to name brand products. We believe that our private label products enhance customer loyalty, differentiate our stores from those of our competitors and provide a competitive product to those offered by our suppliers. In addition, usually the average gross profit from private label products is higher than the average gross profit from other products. During December 2013, the products that we sold under the “Mega” private label constituted approximately 11.3% of our supermarket sales.

During 2013, we exited approximately 12,600 square meters of supermarket store space as a result of stores sold to third parties and the reduction of store space as part of our strategy. All of our supermarket stores operations are owned by Mega Retail and its subsidiaries, and Mega Retail leases the real estate underlying the stores that it operates from BSRE and third parties.

Industry Overview

We estimate that retail sales of food, beverages and tobacco in Israel were approximately NIS 61 to 66 billion, or $17.6 to $19.0 billion, in 2013. This estimate is based on the data published by the Israeli Central Bureau of Statistics of the retail sales of food, drinks and tobacco in Israel in 2011 (2012-2013 has not yet been published) and the growth of expenditure of 3.5% in 2013 and 3.1% in 2012 for the consumption of food, beverages and tobacco of household in Israel at current prices.

The retail sales of food, beverages and tobacco in Israel includes supermarkets, grocery stores, mini-markets and retail sales of fruit and vegetables, meat, poultry and fish. The supermarket retail chain market consists of two large chains: Shufersal and us, as well as other growing chains.

Based on data published by the Israeli Central Bureau of Statistics of the retail sales of food, drinks and tobacco in Israel, we estimate that approximately 31.3% of the total retail sales of food, beverages and tobacco in Israel in 2013 was made by the two large chains and approximately 35% of the estimated retail sales made by supermarkets, groceries and mini-markets in Israel in 2013 was made by the two large chains.

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

Our market share in 2013 was 11.4% of the total retail market of food, beverages and tobacco. The market share of our competitor, Shufersal, based on its financial reports, was approximately 20.1% in 2013. This market share is based on revenue as a percent of the retail market for food, beverages and tobacco in accordance with the definition of the Central Bureau of Statistics for 2011 and market growth of approximately 3.5% for 2013 and 3.1% for 2012. The difference in market share may give Shufersal a greater competitive advantage in its dealings with customers, suppliers and other third parties.

In recent years, we and our competitors have established or expanded low-price and hard discount store formats. In 2013 we have began rebranding “Mega Bool” stores as “You” stores. As of March 31, 2014, we have completed converting a number of “Mega Bool” stores into “You” stores. In addition, other supermarket chains in recent years continued to aggressively increase their market share and expanded their presence in locations throughout Israel, often geographically beyond their original locations. The low barriers of entry, including the relatively low cost of establishing new smaller supermarket chains, have contributed to the increase in number and expansion of smaller supermarket chains in recent years.

Shufersal, the largest supermarket chain, has taken numerous initiatives in the last few years to improve its competitive position. The competitive position of Shufersal, together with the expansion of smaller supermarket chains in recent years, has contributed to the intensified competition we experienced in recent years, particularly at our larger stores.

In January 2013, Bitan Wines Ltd. and the Zim Direct Marketing Ltd. chain of discount supermarkets merged, following which the merged chain had 62 outlets throughout Israel. This merger, and possible similar mergers in the future, could adversely affect our competitive position.

Based on an approval from the Commissioner of the Israeli Antitrust Authority, the Fourth Chain Company Ltd. (“the Fourth Chain”) entered into certain arrangements with certain smaller supermarket chains. This approval was granted subject to certain conditions and has since been extended until June 10, 2015. The Fourth Chain combines a number of other supermarket chains (the “Members”) which operate in locations throughout Israel and its purpose is to develop a private label and to jointly negotiate with suppliers. Pursuant to the approved extended arrangement, the Fourth Chain is permitted to negotiate with suppliers regarding the private label brand. The aforesaid arrangement, and possible similar combinations of other supermarket chains, may generate some of the efficiencies of a major nationally-spread chain and therefore enable them to compete more efficiently with the major chains.

In the sale of cosmetic, toiletries and hygiene products, we compete against establishments that sell such products, including the drug store chains SuperPharm and NewPharm.

Operations

The following table provides certain information regarding our supermarket stores as of December 31, 2013:

Properties		Number	Square meters
Stores(*)	Leased from BSRE	93	160,000
	Leased	120	200,000
		213	360,000
Stores In Development	Leased	—	—
Offices	Leased from BSRE	2	8,220
Warehouses	Leased from BSRE	2	32,500

Warehouses in Development	Leased from BSRE and others	1	28,000
Car park	Leased from BSRE		14,260
Total		218	434,760

(*) Includes nine Eden stores within Mega.

Purchasing and Distribution

We purchase products for our supermarkets through a central purchasing office that selects products for all of our supermarkets (as well as a number of the products sold in Alonit/SuperAlonit and AM:PM stores, and not including Eden Teva) and negotiates prices, promotions and terms of payment with individual suppliers on a company-wide basis. We believe that the large volume of our purchases and our ability to offer chain-wide exposure for our suppliers’ products and promotions, enable us to avail ourselves of attractive volume-buying opportunities and manufacturers’ discounts.

Through our distribution center in Rishon Letzion, we can distribute products from suppliers, manufacturers and importers, thus reducing prices and broadening the range of available products. The distribution center is operated on a site of approximately 40,000 square meters. At this site, we operate approximately 20,000 square meters as warehouse space. We conduct the administration of the warehouse and distribution by means of a computerized system that consolidates orders from all the stores and other stores while giving consideration to inventory levels, store requests and company planning. In addition, the Company signed a development agreement to build an additional distribution center expected to be completed in the second half of 2014, for which a building permit has been received. This new distribution center will have approximately 41,500 square meters. For more information, see “Item 4. Information of the Company – B. Business Overview – Real Estate – Description of Real Estate Properties - Warehouses and Logistics Areas - Kibbutz Eyal.”

We purchase products for our supermarkets from approximately 1,000 suppliers, including manufacturers, importers and distributors. In 2013, approximately 17.7% of our grocery items and 2.1% of our meat and fish were delivered directly by suppliers to our stores. For certain other items, including 88% (in 2013) of fruits and vegetables, we provide distribution to our supermarkets through our distribution center. For the year ended December 31, 2013, approximately 22.6% of our supermarket purchases were of products distributed from our distribution center.

We actively seek to diversify our suppliers. However, we still purchase most of our dairy, fresh produce and poultry products from the Tnuva Corporation, which holds a leading position in the domestic dairy and poultry markets. In 2013, Tnuva’s products accounted for approximately 12.2% of all the products sold at our supermarkets. For more information on our arrangements with Tnuva, see “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transaction – Arrangements with Tnuva.” In addition, the Strauss group, an Israeli food manufacturer, accounted for approximately 7.7% of all products sold at our supermarkets in 2013, and the Osem-Nestle group accounted for approximately 7.1% of all products sold at our supermarkets in 2013. Because of our status as a leading food retailer in Israel as a result of which we are able to offer wide exposure on a national level, to these suppliers’ products, and the fact that we maintain an excellent and long-standing relationship with Tnuva, Strauss group and Osem, we do not believe that there is a material risk of future stoppage of supply of products of these key suppliers. However, we do not have a written contract with Tnuva, Strauss group or Osem obligating them to supply products to us. In addition, in recent years, there has been a process of consolidation among our suppliers. As a result, our largest suppliers now account for a larger percentage of our product sales. The ten largest suppliers for our supermarkets accounted for approximately 49% of our product purchases in 2013. We have not experienced any material problems in obtaining products of the quantity and type required.

Marketing

We have joint advertising and sales initiatives together with some of our suppliers. The stores accept cash, checks, credit cards, gift certificates and prepaid electronic cards.

During the Jewish New Year and Passover seasons, we run gift certificates programs, under which we issue and sell gift certificates and prepaid cards to institutions, companies and individuals. The gift certificates and the prepaid cards can be used in our stores as well as other stores with which we entered into collaboration agreements. We also participate in tenders in connection with the sale of our gift certificates and prepaid cards. From time to time, we also operate joint marketing promotions with other entities. For risks relating to the issuance of gift cards, see “Item 3. Key Information – D. Risk Factors – Risks Related to Our Supermarkets - New legislation in connection with gift certificates may have an adverse effect on our profitability” and “Item 4. Information on the Company – B. Business Overview – Additional Business Information relating to Alon Blue Square – General Government Regulation – Costumer Protection Laws.”

In addition, we operate the Mega@Internet website which allows customers to place orders via the Internet 24 hours a day and to have products from our stores delivered to our customers’ homes from a nearby store within a few hours. Likewise, customers may order products by phone (through a call center), email or by fax. The service is provided in most of Israel.

We aim to create an awareness of our supermarkets as offering a combination of broad selection, high-quality service and competitive prices. Our primary advertising outlets, in addition to point-of-sale marketing, are television, newspapers, radio, internet, billboards, SMS and direct mail. Store promotions are conducted from time to time in all our supermarkets, in specific chains or in individual stores. These promotions include, among other things, price reductions, gifts, coupons or deferred payment terms and are often available exclusively to members of our Loyalty Plan - “You”, and the customer clubs of ZolBeShefa and Eden Teva.

The goal of our Loyalty Plan, which we established together with Dor Alon and which offers to our customers credit cards (Diners and Mastercard) bearing the name “You”, or a membership card, is to promote customer loyalty to the Company and Dor Alon by, among other things, granting exclusive benefits to the Loyalty Plan members, including providing discounts and benefits at other businesses that joined the Loyalty Plan, such as a monthly refund to the customer’s YouPhone account based on the aggregate purchases made in Mega supermarkets, Alonit convenience stores or at Dor Alon filling stations. In addition, through the Loyalty Plan the Company may provide other services such as personal finance, insurance products and tourisms packages. The benefits are advertised and disseminated each month via e-mail to the members of the Loyalty Plan.

The Loyalty Plan also owns a 50% share in the Israeli Hebrew-language free daily newspaper, Israel Post, distributed mainly in establishments such as Mega Retail supermarkets, AM:PM convenience stores, Dor Alon filling stations and third parties establishments. A majority of the revenue from this newspaper comes from selling advertisement space. Mega Retail believes that the partnership in this newspaper provides it with a marketing platform for Mega Retail’s network.

Government Regulation

Supermarkets

Our operation of stores in Israel requires permits from municipal authorities, which are conditioned on the prior approval of various agencies, including the health ministry, the police and fire departments. If we are unable to obtain or maintain one or more required permits, we may be required to close one or more stores or to take other remedial action to obtain or maintain these permits. As of July 2012, due to Licenses Regulations amendment, permits will no longer be granted for an unlimited period of time. Rather, new permits will be granted for periods of 10 to 15 years.

Price Control

The Israeli government is authorized to control the retail and wholesale prices of goods and services offered in Israel. At present, a few of the products we offer in our stores, certain bread, salt, eggs, milk and milk products and butter, are subject to government-imposed price controls. Any imposition of more extensive price controls in the future than those that currently exist may have a material adverse effect on our operating results. See “Item 3. Key Information – D. Risk Factors - Government-imposed price controls may have a material adverse effect on our operating results.”

Environmental

Our supermarkets are subject to environmental laws, including:

•	The Packaging Management Law, 5771-2011, which became effective on July 1, 2011, determines arrangements for packaging manufacturing and packaging waste treatment. We are required under the law to report regarding, and pay in accordance with, our private label packaging weights. We have engaged with T.M.I.R corporation in connection with packages treatment.
•	The Law of Deposits for Drink Containers, 5759-1999, which became effective October 1, 2001, in order to improve public cleanliness and reduce the amount of buried waste. According to the law, we accept up to 50 drink containers per customer per day. We are engaged with ELA recycling corporation for the purpose of collection and treatment of the drink containers we collect from our customers.

•	Water and Sewerage Corporation Rules (Plants Wastewater Discharged into the Sewerage System), 5771- 2011, permits water corporations to conduct sampling tests on plants and imposes on factories the cost of sampling and testing. The water corporations consider supermarkets as plants. Accordingly, we began to receiving payment demands from different water corporations relating to sampling and testing costs.

Arrangements between Major Supermarkets Chains and Large Suppliers

Following an investigation conducted by the Israeli Antitrust Authority from April 2000 to May 2003 relating to alleged restrictive trade arrangements between major supermarkets chains in Israel and large suppliers, in August 2006, the Restrictive Trade Practices Court approved a consent decree reached between the Commissioner of the Israeli Antitrust Authority and certain food suppliers. The consent decree is directed at the food suppliers listed therein and stipulates various prohibitions, conditions and restrictions. The consent decree addresses the following arrangements:

•	Reduction in the number of suppliers. Suppliers are prohibited from being a party to an arrangement by which they influence the setting of the number or identity of competing suppliers’ presence and their products at retail chains.

•	Acquisition of shelf and off-shelf display space. A dominant supplier is prohibited to be a part of: (i) an arrangement granting an allocation exceeding half of the overall display area designated for the product category in which it has dominance; (ii) an arrangement the purpose of which or effect is granting exclusivity to one or more of the supplier’s products in an off-shelf display in which it has dominance (nevertheless, exclusive arrangement for off-shelf display for a limited discount period will not constitute a basis for enforcement measures under certain circumstances). In addition, arrangements with suppliers (as opposed to dominant suppliers) regarding allocation of shelf area or off-shelf display, if not prohibited according to the decree, may not exceed a period of one year (the retail chain and the supplier may enter into a new arrangement at the end of the one year term, provided the period of such new arrangement does not exceed one year and is in accordance with the provisions of the decree).

•	Category management: Unless prior approval of the antitrust authorities is obtained, a dominant supplier is prohibited to be party to an arrangement whose purpose or effect is the supplier involvement (including as advisor) in the process of category management (nevertheless, a retail chain may consult with a supplier regarding innovations in this area).

Shelve arrangements: The suppliers disagree with the position of the Commissioner that the use of suppliers’ representatives to physically arrange the shelves in the chains’ stores constitutes a restrictive arrangement and the Commissioner agreed not to take enforcement measures with regard to such arrangements for a limited period, as long as such arrangements satisfy certain conditions. The Commissioner has indicated that it will no longer permit such practices. The Company is now self arranging all of its product categories other than “van sale” products (such as ice cream, newspapers and bread products). The Commissioner has committed not to take any enforcement action with respect to the arrangement of “van sale” products until the end of 2014.

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

Legislation in favor of Promoting Competition in the Food Industry

In March 2014, the Knesset adopted new legislation in favor of “Promoting Competition in the Food Industry”. The Food Law is divided into three (3) main topics: (i) regulation of operations of suppliers and retailers; (ii) geographic competition of retailers; and (iii) transparency of prices. The effective date of the law is January 15, 2015, excluding the transparency of prices aspect which will become effective six months following the enactment of the regulation relating to this issue.

•	Regulation of operations of suppliers and retailers. The Food Law states a list of required actions and prohibited actions regarding the relationship between suppliers and retailers, such as: (a) a retailer may not dictate or recommend to a supplier or interfere in any way with regard to the consumer price charged by other retailers for a product or the terms under which other retailers sell products to consumers; (b) a supplier may not dictate or recommend to a retailer or interfere in any way with regard to the consumer price charged by the retailer for a product provided by another supplier or the terms under which the retailer sells the product of another supplier; (c) a Large Supplier (a supplier with total sales exceeding NIS 300 million per year or a monopoly) may not arrange products at a Large Retailer (a retailer with at least three stores and total sales exceeding NIS 250 million per year) and may not dictate, recommend, or interfere in any way with the arrangements of its products (excluding guidance required to keep the quality and safety of its products); (d) a Large Supplier may not be a party to an arrangement with a Large Retailer under which products are sold to retailer in a lower price than the marginal cost of supplying the product to retailer; (e) a sale of a certain product to the retailer by a Large Supplier may not be a condition for the sale of another product by such supplier; (f) a supplier may not grant bonuses to a Large Retailer; (g) the Commissioner may instruct a Large Retailer, which sells a product of a Large Supplier, with regard to the steps that should be taken in relation with same product or a substitute product in order to prevent reduction of competition or to increase competition. In addition, the Commissioner may issue instructions with respect to the shelf space assigned to a specific product and substitute products and the payments for such shelf spaces; (h) a Large Retailer may not assign shelf space to a Very Large Supplier (a supplier with total sales exceeding NIS 1 billion per year) exceeding 50% of the shelf space in each of the retailer’s big stores. The remaining shelf space must be assigned to suppliers which are not Very Large Suppliers; and (i) the Commissioner was granted the authority to issue instructions to a Large Retailer if case its actions with respect to its private label may reduce competition or harm the public.

•	Geographic competition of retailers. The following issues will apply to Large Retailers and retailers with at least one store with sales exceeding NIS 100 million per year with regard to Big Stores (stores with sale space exceeding 250 square meters): (a) the Commissioner will define for each Big Store its geographical area based on statistical information, such as distance from consumers, store size and store area, whether it is in an urban area or other; (b) with respect to each Big Store, the Commissioner will define its competition group which will include all the stores which compete for the same consumers; (c) the Commissioner will calculate for each Big Store its share of the competition group according to the ratio between its total sales compared to the total sales of the competition group; (d) once every two years, the Commissioner will notify each Large Retailer with regards to the demand areas in which its Big Stores’ share in the competition group exceed 30% and 50%. Opening a new store in such demand areas will require the Commissioner’s prior approval. Such request will not be approved unless the Commissioner determines that there is no reasonable doubt that opening a new store will adversely affect the competition in the relevant demand area. A request to open a new store in a demand area of which the retailer’s share compared to the competition group exceeds 50% will not be approved, unless the Commissioner determines there is near certainty that opening a new store will not adversely affect the competition in the relevant demand area. The Commissioner’s decision will be granted within 90 days and may be appealed; (e) the Commissioner must publish the demand areas within six months from publication of the Food Law; (f) the court, upon the Commissioner’s request, may order that a Large Retailer that owns a store, which its share compared to the competition group exceeds 50% in a certain demand area, cease the store’s operation, transfer its right in such store to another party, sell its rights in the store or take any other appropriate measure in order to increase the competition in the demand area; (g) a Large Retailer that received a notification from the Commissioner as described in section (d) above may not enter into an agreement which will limit other retailers from entering into similar agreements in the demand area; and (h) once a year, each Large Retailer is required to report to the Commissioner with respect to each of its Big Stores: the store location, the date of opening and the total sales of each store.

•	Transparency of Prices. The Food Law provides for the following, among others, with regard to the transparency of prices: (a) a Large Retailer which owns stores with an average selling space exceeding 120 square meters will publicize via the internet, with respect to each of its stores, the updated price of each product sold in each store, such that a comparison between Large Retailers may be conducted; (b) the publication will include the list of all products sold in each store, their prices, including prices for different consumers, special sales, deals and discounts, terms and date of expiration; (c) the price of each product must be updated within an hour from the moment it is updated in the store; and (d) failure to comply with sections (a) to (c) above may lead to criminal and monetary penalties.

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

Supermarkets Strategies

Our strategy in our retail activities is to maintain our position as a leading food retailer in Israel and to expand our market presence in the existing food retail market. To achieve these goals, we intend to pursue a number of operating and growth strategies, which include:

•	maintaining and strengthening our market positioning by rebranding our store formats, renovating and improving of existing stores, evaluating the strategic positioning of some of our stores, adjusting the format and the size of some of our stores, all in order to meet the needs of our customers;

•	increasing operational efficiency, including by reduction of store space or the number of stores, improving our distribution and supply capabilities, including self distribution and the launch of a new distribution center, and the successful implementation of the self-arrangement of shelves in our supermarkets;

•	new operating model focused on our customers’ needs by implementing policies and an organizational structure to suit customers’ needs.

•	increasing our market share of “Non-Food” and “Near-Food” products and capitalizing on potential operating synergies between the food and Non-Food operations of “Naaman” and Mega Retail’s supermarkets;

•	expanding and improving our You loyalty plan offering, and increasing the number of You club members who hold the “You” membership and credit card customers;

•	expanding sales through our internet sale site, Mega@internet website; and
•	solidifying and expanding our market share in the organic/health food market with the goal of establishing Alon Blue Square as a leader of Israel’s emerging organic/health food market.

Fueling and Commercial Sites

General

We operate filling stations and convenience stores and market petroleum products in Israel through Dor Alon, our direct subsidiary in which we held 78.43% as of March 31, 2014. Dor Alon’s activity includes three primary fields of activity:

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

In addition, Dor Alon is in the process of establishing through a subsidiary, a power plant in Sugat’s industrial area in Kiryat Gat, Israel.

Filling Stations and Convenience Stores

As of December 31, 2013, Dor Alon supplied motor fuels, motor oil and other petroleum products to a network of 206 filling stations operating under the “Dor Alon” brand. Integrated into most of Dor Alon’s public filling stations are Diesel Fueling Centers (“DFC”) that sell diesel fuel for large vehicles such as trucks and buses at preferential terms. Dor Alon also supplies ARAL lubricants and Texaco lubricants in Israel.

As of December 31, 2013, Dor Alon operated 215 convenience stores, including 169 convenience stores branded “Alonit” (we refer to these stores as Alonit convenience stores) mostly located adjacent to our filling stations (27 stand alone stores), and 46 standalone convenience stores operated by the AM:PM chain of stores. 211 convenience stores are operated by the Alon Group, and four convenience stores are operated by third parties. All the stand alone convenience stores are leased for different periods.

The Dor Alon filling stations and convenience stores network is divided into complexes owned by Dor Alon, complexes in which Dor Alon has a long term lease (most of which are jointly owned or leased in equal shares with third parties) and complexes owned by third parties. As of December 31, 2013, Dor Alon (either solely or through joint companies or partnerships) owned or held under lease and operating agreements 170 commercial and filling sites. The other 36 filling stations and convenience stores are operated by third parties, under the Dor Alon brand who have entered into supply agreements with Dor Alon for petroleum products. The filling stations and convenience stores include four travel centers along the Cross-Israel Highway (Israel’s first toll road); Dor Alon has the exclusive rights to operate these travel centers for a 30-year period beginning in June 1999.

The filling stations and convenience stores sector demands substantial capital investment (the cost of establishing a refueling and commercial complex is estimated at NIS 4-5 million, not including the cost of land) and competition is fierce. Most of the competition relates to the acquisition of rights to establish new commercial refueling complexes and around obtaining commitments from existing filling stations. In the last few years, there have been a number of developments in this sector, including:

•	intensified competition in marketing products to end users, such as price competition, reduction of credit terms to customers, improvement of the quality of service and the diversity of the products and services;

•	an increase in the investments necessary to build a new filling station due to higher building standards of filling stations and due to planning and regulatory strict requirements regarding environmental protection and safety imposed by the Israel Ministry of Environmental Protection;

•	reduction of the marketing margin of 95 octane;

•	an expansion of retail activity in convenience stores apart from the filling stations; and

•	imposition of price control on LPG and diesel oil.

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

Dor Alon anticipates opening and operating an additional 7-10 filling stations during 2014 and 2015. Dor Alon has plans and agreements to plan, establish and operate additional filling stations, and these stations are currently in different stages of authorization and establishment.

Dor Alon has a cooperation agreement with a third party to establish through a joint company a nationwide chain of Si “espresso-bars” to be located in Dor Alon’s filling stations. As of December 31, 2013, Dor Alon’s filling stations included 16 Si cafes that were operated by a joint company, three of which are located outside of Dor Alon’s filling stations. The cafes sell products under the “Si” brand as well as other products. In addition, most of the Alonit convenience stores include a small coffee bar.

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

Internal Filling Stations (fleet stations)

As of December 31, 2013, Dor Alon supplied motor fuels to 160 internal filling stations operating under the Dor Alon brand, including 94 fleet stations operated by a joint company described below. Internal filling stations are stations in Israel located on the premises of kibbutzim and moshavim, as well as some DFCs that are not integrated with filling stations. Fuel products sold in internal filling stations are designated for a defined group of customers, such as inhabitants of the kibbutzim and moshavim, who receive preferential fuel prices and payment terms.

Dor Alon also holds 50% of a joint company together with a certain third party (50%) which operates internal stations located in moshavim. Dor Alon supplies this jointly held company with motor fuels and other petroleum products. As of December 31, 2013, this joint company operated and supplied motor fuels and other petroleum products to 94 internal filling stations operating in moshavim.

Direct Marketing

Dor Alon and Dorgas (a wholly owned subsidiary of Dor Alon) distribute petroleum products, including fuel oil, diesel, LPG, kerosene, naphtha and bitumen as well as natural gas directly to commercial, industrial, institutional and residential customers as well as governmental entities. They also supply, install and maintain customer end-user equipment, such as fuel tanks and LPG balloons, related to the petroleum products they supply. The direct marketing of LPG is coordinated solely by Dorgas.

Most engagements with industrial and commercial customers include installation of end equipment at the customer’s site, including the conversion of the customers plants into natural gas generated plants. The engagement period is affected, inter alia, by the volume of investment in equipment provided to the customer. Commercial customers include customers in the fields of industry, transportation, earthwork, agriculture, infrastructure and marine works, among others. Institutional customers include municipalities and cooperatives for public transportation. The majority of Dor Alon’s communications with institutional clients are commenced following a public bidding process, are for a defined period and are based on terms of exclusivity.

Private sector clients are mostly domestic customers and small businesses that use refined oil for heating and cooking, private homes, apartment buildings and small businesses. As of December 31, 2013, Dor Alon had approximately 111,000 LPG customers. Agreements with domestic customers are for fixed periods, with the agreement renewing automatically at the end of each period, with no need for any further notice.

Marketing of Jet Fuel

Dor Alon’s jet fuel marketing operations include marketing and sale of jet fuel to Israelis civilian airlines and foreign airlines which land at Ben Gurion airport. In connection with this operation, Dor Alon has an agreement with Chevron. For additional information, see “Item 4. Information on the Company – B. Business Overview – Fueling and Commercial Sites – Industry Overview – Marketing of Jet Fuel.”

Industry Overview

Recent Developments in the Israeli Fuel Market

The Public Protest

In July 2011, a public protest began in Israel with regard to high housing costs. In response to these protests, in August 2011 the Israeli Government formed the Trachtenberg Committee whose role, inter alia, was to examine the living costs in Israel and the influence that the lack of competition in the marketplace has had on these costs and to propose solutions to these issues. In September 2011, the Trachtenburg Committee published its recommendations regarding competition in the filling stations sector and the promotion of competition in the LPG market.

With regard to the filling stations field of activity, the following recommendations, among others, were made: (i) the imposition of price control on diesel oil; (ii) strengthening the independence of filling station operators by releasing the filling stations from agreements with the fuel companies; (iii) providing priority to the establishment of independence filling stations which are not large fuel companies; (iv) marketing of Israel Land Authority lands for the construction of 40 new filling stations for independence filling stations; (v) implementation of a universal automatic fueling device; and (vi) setting a mechanism obligating the sale of filling stations to small companies in areas with little competition, including assessing the level of competition among filling stations from their establishment and through the paving and expansion of highways.

Due to such recommendations, in December 2011, Dor Alon received a letter from the Joint Committee of Prices, the Ministry of Energy and Water and the Ministry of Finance, stating that the committee intends to examine the imposition of price control on the marketing margin of diesel oil for transportation in the filling stations.

In November 2012, amendment to the Price Control of Goods and Services Order (Application of the Law on Diesel Fuel for Transportation and Determining the Level of Control), 2012, was published, requiring a fueling company to annually report the profitability of diesel fuel sold at filling stations.

With regard to the LPG market, the following recommendations, among others, were made: (i) supervision on the refinery gate price and the consumer prices; and (ii) reform in the accessibility to gas bulks in order to increase competition, including the implementation of free access to different suppliers and protecting the small gas suppliers.

In December 2011, the Government adopted the committee’s recommendations, and ordered the relevant government offices to consider implementing such recommendations. We estimate that the adoption of the recommendations may have an adverse effect on the Dor Alon’s business results. At this point we cannot assess the impact of the recommendations.

Control on the Reducing of the Gasoline’s Marketing Margin

On August 31, 2011, the Goods and Services Prices Order (Maximum Prices at Gas Stations) - 2011 was published reducing the marketing margin in connection with the sale of full service gasoline by 0.184 (including VAT).On May 31, 2012 the Ministry of Energy and Water and the Pricing Committee updated the marketing margin for self service by NIS 0.047 per liter (excluding VAT) and reducing the full service charge by NIS 0.038 per liter (excluding VAT).

The reduction of the marketing margins has had a negative effect on Dor Alon’s financial results. In the fourth quarter of 2011 Dor Alon took steps to mitigate its effect by, among other things, reducing discounts at its filling stations and to its fleet customers and reducing expenses. These actions significantly reduced the impact resulting from the reduction in marketing margins. For additional information, see “Item 3. Key Information – D. Risk Factors - Risks Related To Fueling and Commercial Sites – Dor Alon is exposed to risks associated with reduction of the marketing margin of gasoline under price control, which may influence the financial results of Dor Alon.”

Competition

Competition in the Israeli energy industry is intense. Dor Alon’s major competitors are the other large fuel companies in Israel: Paz, Delek and Sonol. Dor Alon is the fourth largest fuel company in Israel based on the number of filling stations. The principal competitive factors affecting the retail fuel marketing business are location of filling stations, brand identity, product price, the variety of related services offered to customers, the level of service, financial strength allowing the establishment of new filling stations, procurement of petroleum products at competitive prices and the terms of agreement offered to fleet customers, real estate owners and/or owners of filling stations. With respect to its direct marketing operations, Dor Alon expects to face competition from Paz, Delek and Sonol, the gas companies Pazgas, Amisragas, Supergas and tens of additional small and medium size fuel marketing companies as well as small LPG companies, which are mostly local companies that operate in a limited geographic area. The principal competitive factors in the direct marketing business are product price, credit terms and levels of service. Moreover, a portion of the customers in the direct marketing sector require professional support in installation of equipment and continuous maintenance. These direct marketing customers view the significance in the quality of the petroleum distillate. Increases in competition may adversely affect the earnings and profitability of Dor Alon.

Purchasing and Distribution

Motor Fuel and Other Petroleum Products

Dor Alon, like other fuel companies in Israel, is dependent on Oil Refineries Ashdod (“ORA”) and ORL for the supply of refined petroleum products. As of 2013, Dor Alon had significantly increased the purchase from ORA on account of ORL. If the oil refineries fail to supply refined petroleum products or supply them at noncompetitive prices, Dor Alon would have to increase the amount of refined petroleum products it imports. There is no certainty regarding the ability of Dor Alon to purchase these products at competitive prices.

Dor Alon purchases motor oils marketed by it from various suppliers, such as ARAL Lubricants GmbH and SA Texaco N.V. In addition, Dor Alon purchases motor oils from local manufacturers and markets them under the private label brand name “Dor Oil.”

Convenience Store Products

Dor Alon purchases most of the food and non-food products sold in its convenience stores from our subsidiaries. Pursuant to an agreement with Mega Retail, a subsidiary of Dor Alon pays that subsidiary the price of the products plus a 2% margin for the direct supply of products by the suppliers to the convenience stores, and a 2.75% margin plus distribution costs for the supply of products from that subsidiary’s central warehouse. The agreement also provides that if Alon Blue Square’s income from the agreed margin, less additional expenses incurred by it as a result of the performance of the agreement, falls below a minimum amount of NIS 1 million a year, Dor Alon’s subsidiary will pay our subsidiary the difference up to NIS 1 million. The agreement, dated May 1, 2004, has an initial five year term and automatically renews for additional one-year terms unless terminated by either party upon 90 days notice prior to the end of the term. The convenience stores that are not operated directly by Dor Alon have also joined this agreement and they pay our subsidiary an additional profit margin. For further information on this agreement, see “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions - Arrangements between Alon Blue Square and various subsidiaries - Procurement Agreement with Dor Alon Management.”

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

LPG marketing (for use of homes and small businesses) is done partly by independent distributors. The agreements with the independent distributors include a mutual exclusivity provision for a defined geographical area and are for an unlimited period. The distributors are responsible for the marketing, payment collection and equipment maintenance as required by applicable law. For this purpose, Dorgas established engineering and marketing system offering services, which include conversion to gas infrastructure in enterprises and supply of natural gas.

Marketing of Jet Fuel

Dor Alon’s jet fuel marketing operations include the marketing of jet fuel to civilian airlines, which are conducted through a joint venture with Chevron to market and supply jet fuel to commercial airlines at Ben Gurion International Airport. Each party refers customers to the joint venture, with Chevron referring its customers, foreign airlines, with whom it operates abroad. The term of the joint venture expires in mid-2019. All fuel companies marketing jet fuel are obligated to purchase refueling services for aircrafts at Ben Gurion International Airport from two companies - Paz Aviation Services Ltd. and Mercury Aviation (Israel) Ltd., a company in which Dor Alon holds a 31.25% interest. Mercury Aviation (Israel) Ltd. provides the customer refueling services to the joint venture of Dor Alon and Chevron. As of the date of this Annual Report, Paz Aviation Assets Ltd. is the only company that provides jet fuel storage services, though this company’s activities are regulated and it is obligated to provide storage services at regulated prices. Dor Alon is dependent on this joint venture as a material customer in the marketing of jet fuel.

Marketing and Distribution

In the filling stations and convenience stores sector, Dor Alon markets and promotes its products using the following methods:

•	increasing the attractiveness of the refueling and commercial compounds by diversifying its products and services;

•	conducting sales and promotions in the filling stations and convenience stores. Some of the sales campaigns are conducted jointly with Alon Blue Square;

•	improving Dor Alon’s brand name recognition and image through public relations;

•	marketing of fuel products to fleet customers along with discounts on fuel prices and preferential payment terms via electronic fueling cards or vehicle mounted devices;

•	strengthening Dor Alon’s relationship with its customers, and promoting customer loyalty to the filling stations and to the services provided by Dor Alon, through the Loyalty Plan established by Dor Alon and Mega Retail in order to promote Dor Alon’s and Mega Retail’s marketing operations, including by entering into a services agreement with Diners Israel. For more information on the Loyalty Plan, see “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions – Transactions with Dor Alon in Connection with Establishment of a Joint Loyalty Plan”; and

•	As of July 2009, a joint company established by the You Loyalty Plan and a third party, began publishing and distributing a free daily newspaper called “Israel Post”, which is distributed in Dor Alon’s filling stations, AM:PM stores, Mega Retail stores and third parties. A majority of the revenue from this newspaper comes from selling advertisement space. Dor Alon believes that the partnership in this newspaper provides it with a marketing platform.

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

Other Activities

Establishment of a Power Plant

In February 2012, Dor Alon Energy Centers, a limited partnership under the control of a subsidiary of Dor Alon (55%) and a third party (45%) (the “Partnership”), entered into an agreement with Sugat Sugar Refineries Ltd. (“Sugat”), according to which the Partnership will plan, finance, establish, maintain and operate a power plant in Sugat’s industrial area in Kiryat Gat, Israel, consisting of an energy output of up to 124 megawatts. In the first stage, the energy output of the plant is to be 64 megawatts.

The Partnership is to provide Sugat’s energy requirements until January 2037. Sugat has the option to extend the term of the agreement following the first stage of the agreement.

The Partnership will be authorized to sell electricity and steam manufactured at the facility also to third parties. The agreement is in effect until July 31, 2029 with an option to extend for an additional five years.

Natural Gas Purchase Agreements

On December 9, 2012, the Partnership signed a natural gas purchase agreement with the partners of Tamar Partnership for the operation of existing facilities and the power plant, if established, aimed to provide Sugat’s energy requirements. Pursuant to the agreement, Tamar Partnership is to supply the Partnership with natural gas in the amount of up to 1.68 BCM (billion cubic meters) (the “Total Agreed Quantity”). In addition, the Partnership has the right to reduce the quantities purchased in the event that it does not establish the abovementioned power plant.

The agreement is to be effective from the second quarter of 2014 until the earlier of approximately 15 years or upon the Partnership’s consummation of the Total Agreed Quantity, with an option of both parties to extend for an additional two years or upon the consummation of the Total Agreed Quantity, whichever is earlier.

The Partnership has committed to acquire or pay (Take or Pay) a minimum annual quantity of gas in accordance with the mechanism set in the Supply Agreement.

In November 2013, New Dorgas Ltd., a subsidiary of Dor Alon (“Dorgas”), signed a natural gas purchase agreement with the partners of Tamar Partnership in the amount of US$ 85 million. According to the agreement, Tamar Partnership is to supply Dorgas with natural gas in the amount of up to 0.36 BCM (billion cubic meters) (the “Total Agreed Quantity”). The agreement is to be effective from the fourth quarter of 2013 until the earlier of seven years or upon the consummation by the purchaser of the Total Agreed Quantity. The purchaser has committed to acquire or pay (Take or Pay) a minimum annual quantity of gas in accordance with the mechanism set in the agreement.

It was further agreed that during an interim period until the enlargement of the supply capacity abilities of Tamar, if applicable, the natural gas supply will be subject to the availability of the natural gas quantities, after supply to other third parties, to whom there are prior commitments.

The agreement is subject to obtaining an approval from the Antitrust Authority.

Government Regulation

Environmental regulation

In its filling stations and convenience stores business, Dor Alon is subject to various laws and regulations aimed at preventing damage to the environment (mainly air, water and soil contamination), including the following laws and regulations:

•	The Water Law, 5719-1959, or the Water Law, provides for the protection of all water resources in Israel and imposes liability on those who, by action or lack thereof have caused and/or may cause contamination of water sources. The law gives the authorities broad powers, including the authority to require whoever caused the damage to do everything necessary to stop the contamination, restore the status quo ante and fined for violating the order.

•	The Water Regulations (Prevention of Contamination) (Filling Stations), 5757-1997, promulgated under the Water Law, or the Water Regulations, which provides regulations for the construction of filling stations, and directives issued by the Commissioner (as defined under the Water Regulations) concerning the planning, construction and operation of filling stations, including the insulation and protection of fuel tanks.

•	Public Health Regulations (Wastewater Quality Standards and Rules for Sewage Treatment), 5770-2010, and the Water and Sewage Rules (Factories Wastewaters Discharged into the Sewage System), 5771-2011, published during 2010-2011 aim to protect the public health, prevent water pollution from wastewater and sewage, protect the environment including the ecosystems, land and crops, by regulating discharge of wastewater from factories (including filling stations) to prevent damage to the sewage system by imposing penalties and by sampling. As of the date of this Report, some of the water corporations have begun sampling pursuant to the rules and regulations. Dor Alon estimates that the costs for the sampling are insignificant.

•	The Environmental Protection Regulation, 5768-2008, which increases the penalties determined in other environmental laws.

•	The Dangerous Goods Law, 5753-1993, which imposes an obligation to obtain a permit to handle dangerous substances.

•	Business Permits. In order to obtain business permits to operate filling stations, Dor Alon must install devices at some of its stations. In addition, the regulations state the manner in which storage fuel and how to obtain the associated licenses.

•	Our natural gas operations are subject to the Natural Gas Industry Law, 2002-5762, which regulates the natural gas sector in Israel. The law determines, among others, that one must not engage in the construction and operation of a transmission system or part of it, the establishment and operation of a distribution network or part of it, the construction and operation of a LNG facility and the construction and operation of the storage facility, without a license issued by the Minister of National Infrastructure (hereinafter in this section “Minister”) and in accordance with its terms. In addition, the Natural Gas Industry Law states that the following shall not engage in the sale and marketing of natural gas: (a) a transmission system licensee, (b) an electric power provider, and anyone who is involved with oil refining at a rate exceeding ten percent (10%) of the oil refined in Israel. According to the Natural Gas Industry Law, the sale and marketing of natural gas does not require a license, provided however, that the Minister, in his sole discretion, under the conditions stipulated by law and the consent of the Minister of Finance and the approval of the Knesset Finance Committee, may determine that for a period to be determined, the marketing of natural gas will require a license.

•	The Planning and Building Regulations (Licensing of Natural Gas Facilities) Law, 2003-5763, lists the requirements of the permit application to be submitted for the construction of a gas facility by an applicant requesting to construct a gas facility.

Dor Alon is aware of environmental law proposals including, inter alia the Bill for Preventing Land Contamination and Treatment of Contaminated Lands, 5772-2012 which, among others, defines the term “Contaminated Land”, prohibits contamination of lands and disposal of contaminate materials, establishes a fund for rehabilitation of contaminate lands, authorizes a commissioner and defines its governance enforcement authority, including monetary sanctions, and establishes a criminal offense for breaching the law. These law proposals may influence Dor Alon’s financial results if the laws are approved.

Dor Alon expects to invest approximately NIS 13 million in 2014 in order to satisfy the environmental laws and regulations. Dor Alon currently expects that the costs of environmental restoration and implementation of the environmental laws and regulations in the upcoming years are expected to be similar to those in 2014. These amounts may vary depending on the actual costs of the required restoration work and the planning and construction of new facilities and whether new laws, regulations and other requirements will be imposed for which additional expenses will be incurred.

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

Additionally, and without derogating from Dor Alon’s obligations above, in September 2011 and in January 2012, the Ministry of Environmental Protection issued directives pursuant to which Dor Alon would be required to install vapor recovery systems in each of its fuel stations located within 80 meters of residential areas by the end of 2013; and in all other fuel stations by the end of 2015. Pursuant to the aforementioned directives, by the end of 2013 Dor Alon installed the vapor recovery system in 130 filling stations and is expected to install vapor recovery systems in an additional 72 filling stations by the end of 2015.

In its direct marketing business, Dor Alon is also subject to various laws and regulations, including laws and regulations that:

•	Impose duties of licensing and of obtaining various permits, such as permits to operate as a gas supplier and licenses to operate and deal with LPG and LPG’s storage;

•	Impose provisions related to safety in connection with the marketing and supplying of gas; and

•	Impose provisions related to the marketing of LPG, such as standards for gas containers, gas systems and installation of central gas systems.

In its jet fuel business, Dor Alon is subject also to other laws and regulations. Dor Alon’s activity as a provider of infrastructure services for jet fueling and jet fueling services for jets at Ben Gurion International Airport are subject to regulation.

Legislation in favor of Promoting Competition in the Food Industry

In March 2014, the Knesset adopted new legislation in favor of “Promoting Competition in the Food Industry”. For further information see, “Item 4 – Supermarkets – Government Regulation - Legislation in favor of Promoting Competition in the Food Industry.”

Other Government Regulation

Dor Alon, as a fuel company, is subject to various other laws and regulations, including laws and regulations that:

•	The Planning and Building Law, 5725-1965, or the Planning and Building Law, which provides that any use of property must be done in accordance with the designated purpose of the property. Often, the permit for establishing filling stations involves changing the designated purpose of the property;

•	impose duties of licensing and obligations to obtain various permits from various governmental authorities, including the police, the Ministry of Environmental Protection, the Ministry of Industry, Trade and Labor, the fire department and the relevant zoning committees. As of the date of this Annual Report, there are a few indictments or sentences pending against Dor Alon and its subsidiaries regarding the operation of filling stations and/or convenience stores without permits. A number of indictments are pending against Dor Alon and its subsidiaries with respect to filling stations and convenience stores concerning the operation of filling station and convenience stores without permits. With respect to 2 filling stations and with respect to 2 convenience stores closure orders have been issued. These closure orders have been suspended for a short period of time in order to obtain the appropriate permits;

•	establish the duty of fuel companies to maintain an inventory of fuels for emergency purposes, the expenses of which are paid by the Israeli Fuel and Gas Administration, and to maintain, at their own expense, a supply of diesel fuel that is not an emergency supply;

•	impose an excise tax on the supply of fuel from ORL and on the release of fuel from customs;

•	prescribe a maximum consumer price for 95 octane gasoline;

•	impose anti-trust prohibitions under the Antitrust Law, including with respect to price setting and exclusive long term (over three years) supply agreements between gas supply companies, such as Dor Alon, and filling stations (which are not owned by such companies);

•	impose restrictions on the operation of filling stations and convenience stores on the Jewish Sabbath (Saturday) and regarding a permit to employ Jewish workers on Saturday. Dor Alon does not possess such a permit. Most of Dor Alon’s filling stations and convenience stores are open during the Jewish Sabbath. Under Israeli law, employment of workers in violation of the law is subject to a fine or imprisonment of up to a month, or both. The convenience stores in the AM:PM chain of stores also operate during the night and on Saturdays. On the basis of information obtained from Dor Alon, in the cities in which AM:PM operates there are municipal regulations restricting their activity during the night and on Saturdays. Most of the AM:PM stores have obtained permits to operate at night; and

•	set provisions pertaining to safety in the marketing and supply of fuel and LPG.

In July 2012, a draft proposed law entitled the “Fuel Industry Law - 2012” was circulated. The proposed law stipulates, among other things, the following: requirement of a license from the Fuel and Gas Administration for a period of three years which must be extended at the end of each term; prohibition on the possession of more than one refinement license by one company or its controlling shareholders; restriction on the possession of refinement licenses together with marketing licenses under the same license; imposition of fees and additional payments as a condition for granting a license; limitations on transferring or pledging the license and the rights thereunder without prior consent of the Fuel and Gas Administration; obligation to hold operational and emergency inventory; prohibition on running a public filling station without registering with the filling station registrar and the requirement for both a valid business license and building permit for the filling station; broad criminal liability, including personal liability of officers and a monetary sanctions; and prohibition on unreasonable refusal to provide service by a licensed fuel provider to any person under the same circumstances and similar terms provided to another person.

For additional information regarding government regulations relating to our Filling Stations and Convenience Stores segment, please see “General Government Regulation” below.

Fueling and Commercial Sites Strategies

Our strategies in our filling station and convenience stores segment is to continuously expand our filling station coverage in Israel and expand our convenience stores, both as part of our filling stations and on a standalone basis. To achieve this goal, we intend to pursue a number of operation and growth strategies, which include:

•	expanding our national presence of filling stations and commercial retail centers, while giving preference to developing filling complexes and public filling stations in urban areas (including small stations);

•	strengthening and expanding the various services and products offered to customers in the filling and commerce complexes, as well as improve the quality of those services and observing environmental regulations;

•	increasing sales in the convenience store sector in order to increase its relative market share in this sector by expanding convenience store chain in the existing filling and commerce complexes, in new complexes, and through independent convenience stores (under the brands AM:PM, Alonit in kibbutzim, and Alonit in moshavim);

•	expanding the “Si” coffee shop chain and launching new services;

•	increasing our stores which operated under franchise;

•	initially operating a few of our convenience stores by franchises, and if such action will succeed, to operate additional convenience stores by franchises;

•	entering into city centers in which the number of filling stations of Dor Alon is relatively small;

•	combining parallel activity of building and operating convenience stores in three segments (urban, village, and roadside complexes) in order to provide Dor Alon the basis for a national chain in the Fueling and Commercial Sites segment;

•	sales goal of above NIS 1 billion annually at the convenience stores and coffee shops;

•	expanding the fleet customers base;

•	preserving and nurturing the Dor Alon brand as a leader in the fueling sector;

•	preserving Dor Alon’s status as a leader in the computerized fueling sector for drivers of heavy vehicles, by various road services which are given to these customers in the filling stations and commercial sites, such as resting areas, showers, and more;

•	broadening Dor Alon’s presence and activities of the “YOU” club in its filling stations and commercial retail centers; in addition Dor Alon will cooperate in the development and promotion of “Meshek 1” club in cooperation with Kibutzim, Diners Israel and Mega Retail;

•	in the direct marketing sector, maintaining Dor Alon’s growth in the scope of sales, subject to maintaining profitability and proper diversification of its types of customers;

•	diversifying Dor Alon’s fuel supply sources, including the importation of fuels;

•	expanding the marketing of Dor Alon’s private brand in the lubricant oil sector – “Doroil”, while at the same time leveraging its international brands (“Texaco”, “Chevron” and “Aral”) in order to increase its market share in the oils marketing sector;

•	continuing to take part in tenders for the supply of petroleum distillates, which are mostly published by institutional bodies, subject to specific economic examination of each tender;

•	expanding Dor Alon’s fuel distribution suppliers in additional terminals;

•	entering into the sector of marketing natural gas for industry, which is subject to establishment of distribution systems by local franchises; In addition, the company will monitor the possibility of using natural gas for transportation and will prepare accordingly;

•	maintaining the joint operation with the international company Chevron in the jet fuel sector along with its continuing operations with Ben Gurion International Airport;

•	in the power plants sector, maintaining operation in the private electricity sector and examining development of additional projects;

•	evaluating options to expand operations in the chemistry field together with partners in Israel and worldwide. and

•	continuing to invest in human resources while encouraging innovation, devotion, teamwork and improvement of administrative abilities.

The following table provides certain information regarding our filling stations and convenience stores in the Fueling and Commercial Sites segment as of December 31, 2013:

Filling stations	Owned (including leases exceeding 25 years)	34
	Leased (leases of up to 25 years)	136
	Supply agreements	36
		206

	Internal stations (1)	160

Convenience Stores (2)	Operated	211
	Franchised	4
		215

	Sites In Development (3)	46

Total		627

Typically, our stations are in kibbutzim and Moshavim which are used by defined populations.

Convenience Stores: 169 Alonit stores are adjacent to filling stations and 31Alonit stores and 46 AM:PM stores are stand alone stores.

Non-Food

General

As of December 31, 2013, we operated, through our subsidiaries and franchisees, a total of 131 non-food stores under the Naaman, Vardinon and Dr. Baby chains, of which 16 stores were owned and operated by franchisees.

Through our wholly owned subsidiary, Bee Group Retail Ltd. (“Bee Group”), we operate in the non-food segment, which is concentrated into two activities: (i) houseware and home textile, concentrated in our Naaman and Vardinon stores and wholesale sales; and (ii) baby and young children products and wholesale sales, concentrated in our Dr. Baby stores. The chain operates under a number of different brand names: (i) “Naaman”, which sells houseware products; (ii) “Vardinon”, which sells home textile products and accompanying accessories; and (iii) Dr. Baby, which sells baby and young children accessories; The stores of our “Naaman”, “Vardinon” and “Dr. Baby” chains are primarily owned and operated by us. In addition to these stores, we have established houseware departments within most of our large supermarket stores. The Company is also in process of merging Bee Group and Mega.

As of December 31, 2013, Bee Group owned approximately 77.51% of the outstanding shares of Naaman Group (N.V.) Ltd., a company traded on the Tel Aviv Stock Exchange. Naaman is one of Israel’s major branded houseware retailers which imports and markets various houseware products, such as kitchen utensils, cutlery and dinner sets. As of December 31, 2013, Naaman had its own chain of 65 houseware stores and 200 sale points within our supermarkets. Naaman also sells its products to wholesale customers, including privately owned stores, retail chains, institutional customers, employee committees and sales promotion companies.

Vardinon products are distributed by its chain of retail stores (49 stores as of December 31, 2013) and by wholesale to customers that include other wholesalers, retail chains, employee committees and catalogues.

On December 31, 2012, the board of directors of Naaman approved the merger agreement between Naaman and Sheshet Chain of Stores for Household Utensils Ltd. (“Sheshet”), pursuant to which Sheshet is to merge into Naaman and cease to exist. On June 30, 2013, Naaman and Sheshet completed the merger, and following the merger, we converted 18 of our Sheshet stores into Naaman stores and closed the remaining Sheshet stores until the end of 2013.

Additionally, as of December, 31, 2013, our non-food segment included 83 Non-Food outlets operated by Kfar Hasha’asuim under the brand names “Kfar Hasha’ashuim” and “All For A Dollar”, which sold toy and leisure products. In February 2014, we completed the sale of 65 percent of our holdings in Kfar Hasha’ashuim.

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

There are also many companies and distributors that market and sell home textile products to wholesale customers. We do not have any formal information about the size of the home textile market and the market share of the various competitors in this market; however, we estimate that our “Vardinon” chain is one of the leading retailers in the mid to premium home textile market.

The non-food retail sales of baby products and toys in Israel include mainly smaller privately owned stores. We do not have enough information to assess our market share in these markets, as most of our competitors are privately owned companies.

Competition

In addition, due to our sale of other “Near-Food” and “Non-Food” products in our supermarkets and in our stand alone non-food stores, and our controlling interests of “Non-Food” chains, Vardinon and Naaman, we also face competition in the non-food market. In recent years, this competition has increased primarily due to the entry of retail chains and stores outside the food industry, such as Office Depot, do-it-yourself chains such as Home Center and ACE (a franchisee of Ace Hardware), household stores, home textile stores, such as Golf & Co. Ltd., Fox Home and Kitan Textile Industries Ltd., houseware stores, electricity appliances stores, and also due to the expansion of the houseware and home textile departments in supermarkets. This competition affects the sales prices of our products and our sales. Increased competition may adversely affect our sales and our profitability.

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

In the houseware market, in which our “Naaman” stores compete, there has been a consistent increase in competition, both due to the entry of the do-it-yourself chains, such as Home Center and ACE, and due to the expansion of houseware departments within the supermarket chains, such as Shufersal, and the entry of other new competitors, such as Fox Home, and specialized stores. The sale of these products through catalogs and internet sales sites has also increased in recent years. We do not have enough information to assess our market share in this market, as most of our competitors are privately owned companies.

The home textile and accompanying accessories market in Israel in which our “Vardinon” stores compete is highly competitive. Vardinon’s competitors in this market include home textile departments in large chains, department stores and privately owned stores and new competitors, such as Fox Home and Kitan Textile. In addition, there are also many companies and distributors that market and sell home textile products to wholesale customers. We do not have any formal information about the size of the home textile market and the market share of the various competitors in this market, however, we estimate that our “Vardinon” chain is one of the leading retailers in the mid to premium home textile market.

Non-Food Operations

The following table provides certain information regarding our non-food stores as of December 31, 2013:

Non-Food Properties		Number	Square meters
Stores	Leased	97	19,000
	Franchise operated	18
	Franchises	16
Offices	Leased	1	3,500
Warehouses	Leased from BSRE	1	24,000
	Leased	1	700
Total		137	47,200

Purchasing and Distribution

Naaman acquires its products and accompanying accessories which it markets from numerous suppliers in Israel and abroad, mainly from the Far East. The overseas suppliers are generally manufacturers. Vardinon purchases its home textile products either as finished products or through subcontractors, each of which is generally responsible for a certain part of the manufacturing process. Vardinon has many suppliers and subcontractors in Israel and abroad, mainly the Far East, India and Turkey, and they may vary from season to season based on various factors.

Our distribution and logistics center in Beer Tuvia, which is 100% held by BSRE, is used for storage and distribution of Non-Food and Near-Food products for our Non-Food chains and our supermarket stores. The distribution center is operated on an approximately 24,000 square meter site and is currently leased to Bee Group by BSRE.As of March 31, 2014, the distribution center was not fully occupied, and therefore was not operating in full effectiveness. The Company is currently searching for additional tenants for the distribution center.

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

Our sales activities are subject to general laws such as the Liability for Defective Products Law, 1980, pursuant to which, under certain circumstances, we may be liable for personal injuries resulting from defects in products that we market. We are also subject to the Consumer Protection Law, 1981, which is described below under “ – General Government Regulation”. We are also subject to the Supervision of Products and Services Law, 1957, and orders promulgated pursuant to such law.

Houseware Products

We are subject to safety tests, quality control and certification by the Standards Institution of Israel. These are primarily related to the release of metals from ceramic appliances/wares, marking of wares/dishes, pressure cookers, lighters and plasticware used for food and drink.

Business Permits

Some of our non-food stores do not have permits according to the requirements of the Business Permits Law, 1968. A lack of such permits by any store would be considered a breach of the tenancy agreement for such store, which would allow the landlord to annul the lease agreement. As of March 31, 2014, none of the landlords had made use of this right.

For additional information regarding government regulations relating to our Non-Food segment, please see “General Government Regulation” below.

Seasonality

Our business is subject to fluctuations in quarterly sales and profits. These fluctuations are primarily attributable to increased sales and higher operating income in the holiday seasons occurring in different quarters from year to year. Thus, for example, in our “Naaman” and “Vardinon” chains increased sales attributable to Passover, which occurs in either March or April, may be realized in either the first or the second quarter, and sales attributable to the Jewish New Year, which occurs in either September or October, may be realized in our financial reports in either the third or the fourth quarter. Generally, purchases for a particular holiday occur during the two-week period prior to the commencement of that holiday. However, the timing of the holidays does not affect our semiannual results.

Many of our expenses are unrelated to the level of sales, and therefore a relatively modest increase or decrease in sales, whether or not related to the timing of holidays, tends to have a disproportionately large impact on our profitability.

Non-Food Strategies

Please see the sections entitled “Business Overview- Our Strategies” and “Supermarkets – Supermarkets Strategies” above for a description of our strategies in our Non-Food segment.

Real Estate

Most of our real estate is currently used in connection with the retail operation of our stores.

Recent Activities in Real Estate Sector

Wholesale Market Companies

On May 31, 2012, BSRE, , completed the purchase of long term lease rights to a property in the wholesale market site in Tel Aviv (the “Wholesale Market Project”) for the purpose of building and marketing on the property an apartment buildings complex and a shopping mall from the municipality of Tel Aviv and the Wholesale Market for Agricultural Produce in Tel Aviv Company Ltd. (the “Wholesale Market Company”). As of December 31, 2013, BSRE owned 49.5% of the company that owns the residential building rights and 50% of the company that owns the commercial building rights. Within the framework of the approved plan, the Wholesale Market Project will include 10 buildings, each consisting of 14 floors. The Wholesale Market Project will also include 722 residential units for sale and 54 units which will be leased in accordance with certain criteria determined by the Municipality of Tel Aviv and the Purchasers. It is contemplated that the Wholesale Market Project will contain approximately 34,000 square meters leased space for commercial use. As of January 7, 2014, building permits for all 722 of the residential units had been granted as well as permits for the commercial space.

On June 26, 2013, the Residence Company and the Mall Company entered into a financing agreement with banks pursuant to which the banks would extend financing and credit facilities to the Residence Company in the amount of NIS 2 billion for granting guarantees and financing and credit lines of up to NIS 450 million to the Mall Company for completing the construction of the mall basements and foundation. The credit lines are payable on March 31, 2016 (the final payment date). The Mall Company may repay the entire credit by an early payment subject to the conditions stated in the financing agreement. To secure the liability of the Residence Company, BSRE provided a constant guarantee of NIS 25 million, and to secure the liability of the Mall Company, BSRE provided a constant guarantee of NIS 50 million. On August 8, 2013, the financing agreements became effective, and the Residence Company repaid a loan provided by the bank against release to the Residence Company of advances which had been received from apartment purchasers in an amount equal to the full amount of the loans and were held in deposits until effectiveness of the financing agreement.

For more information on the transaction with the Wholesale Market Company, see “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions – Agreement with the Wholesale Market Company.”

Investment in Comverse Building (Ra’anana)

On May 13, 2012, BSRE signed a memorandum of understanding with a third party (the “Lessee”), pursuant to which BSRE agreed to build a 23,000 square-meter office building on real property it owns in Ra’anana and to construct a 3,500 square-meter basement and 900 parking spaces (the “structure”), most of which will be leased to the Lessee for a period of 10 years for annual rental fees of approximately NIS 20 million linked to the CPI, with a renewal option for an additional 5 years, during which the rental fees would increase by 7.5% (the “Comverse Building Project”). In addition, BSRE has undertaken to erect a surrounding structure at an estimated cost of NIS 200 million and to perform all of the finishing work, if requested by the Lessee, which is estimated at a cost of NIS 75 million, and BSRE will be entitled to receive 7.5% of the cost in addition to the rental fees. As of the date of filing of this Annual Report, BSRE has obtained all of the necessary building permits to erect the building and the construction work has begun. As of March 24, 2014, and in according with the Lessee’s request to reduce the leased space and BSRE’s completion of the work, the projected monthly lease proceeds for the first period is expected to be NIS 1.8 million. The Comverse Building Project is expected to be completed during the fourth quarter of 2014.

On January 21, 2013, BSRE and several subsidiaries of Harel Insurance Investments & Financial Services Ltd. (collectively, “Harel Investments”) entered into an agreement pursuant to which Harel Investments acquired half of the BSRE’s rights in the Ra’anana property and the Comverse Building Project in consideration for approximately NIS 51 million (including Harel Investments’ portion of the Comverse Building Project’s establishment expenses). Pursuant to the agreement, BSRE will be entitled to additional consideration for the additional 2,500 square-meter building rights that have yet to be used by BSRE within the Comverse Building Project’s framework. Pursuant to the agreement, BSRE will have sole ownership of any future additional building rights granted on the property, and Harel Investment will have the option to purchase half of such future rights at a consideration to be determined according to the value of the rights.

Description of Real Estate Properties

Most of our real estate is owned by our 74.71% subsidiary, BSRE, and includes commercial areas, distribution centers and offices which are mainly designated for the use of our supermarket segment and our non-food segment, a 50% holding in Hadar Mall and Kiryat Hasharon, small commercial sites, office buildings, logistics sites, our holdings in the Wholesale Market Companies and additional undeveloped properties for use as commercial areas, office buildings, and logistics centers.

As of December 31, 2013, the total square meters of developed property that we (including jointly controlled entities) owned was approximately 275,000 square meters, the total square meters of property in development that we owned was approximately 44,500 and the total square meters of unutilized building rights that we owned was approximately 149,000 square meters. In addition, BSRE has the building rights for 3,000 apartments in Point Wells and 722 apartments in the Wholesale Market Project.

The following table provides certain details regarding our real estate properties held for use or rent of which we are the legal owner (including through long-term leases from the Israel Land Authority), as of December 31, 2013:

	Number of properties for use or rent	Area in square meter for leasing (property space)	Occupancy rate
Commercial areas, including supermarket stores	105	190,500	99.0%

Warehouses and Logistics Centers	6	64,300	99.1%

Offices(1)	5	20,200	89.5%

Total Developed property(2)	116	275,000	N/A

Total property in development-commercial areas, logistics centers and the Wholesale Market Project	3	44,500

Total unutilized building rights		149,000

(1) Not including an area of 14,000 square meters of an office building in Petah Tikva, which was held for sale and the sale agreement for which was canceled in the first quarter of 2014.

(2) Not including an area of 45,000 square meters of parking lots adjacent to commercial and office areas.

Below is a short description of a number of these properties:

Commercial areas, including supermarket stores

The properties designated for supermarkets are individual units or integrated units in buildings in industrial, residential or commercial areas. Some of the properties have parking lots and operational areas that are not included in the square meters calculated for lease. The majority of the supermarkets properties are leased to Mega Retail. For more information, see “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions – Agreements Between Alon Blue Square and Various Subsidiaries.” Below are additional commercial areas not designated for supermarkets that BSRE owns:

•	Rechasim – During the fourth quarter of 2013, BSRE completed the construction of a neighborhood commercial center for trade and clinics in Rechasim in an area of approximately 2,600 square meters.

•	Hadar Shopping Mall - BSRE owns 50% of the property, which is located in the Talpiot industrial area in Jerusalem, and the other 50% is held by a third party. The lease from the Israel Land Authority ends in 2021 with an option to extend the lease for an additional 49 years, subject to a fee. The mall includes 25,606 square meters of commercial space. In addition, there are 1,064 parking spaces at the mall. The space is leased to third parties, including 4,700 square meters to Mega Retail. As of March 23, 2014, the occupancy rate of the mall is 91%. The property is managed by a joint management company.

On June 5, 2012, BSRE entered into a loan agreement with a group of institutional companies to finance the building of the addition to the Hadar Mall, which has been completed. The lenders have extended an amount of NIS 125 million over a period of 10 years during which an aggregate of NIS 42.5 million will be repaid in 17 bi-annual payments commencing on the 18th month subsequent to the date of the loan, and the remaining sum will be repaid in a one-time payment at the end of the loan term. BSRE has the option to obtain an additional loan of NIS 40 million upon the completion of the construction. The loan is linked to the CPI and bears annual interest of 4.1%. As collateral for the repayment of the loan, BSRE placed a charge on its rights in the Hadar Mall.

Offices

BSRE is the owner of the following major office building and properties designated for office building construction:

•	Comverse Building, Ra’anana – Pursuant to a memorandum of understanding signed with a third party, BSRE has undertaken to erect a 23,000 square-meter office building on real property it owns in Ra’anana and to construct a 3,500 square-meter basement and 900 parking spaces, most of which will be leased to the third party for a period of 10 years. For more information see “Item 4. Information on the Company – B. Business Overview – Real Estate – Investment in Comverse Building (Ra’anana).”

Warehouses and Logistics Areas

Below is a short description of the logistics areas owned by BSRE:

Kibbutz Eyal - BSRE and Eyal Microgal Ltd. (“Eyal Microgal”) signed an agreement for the development of a 57 dunam property for storage and logistics usage. Pursuant to the agreement, BSRE and Eyal Microgal jointly hold in equal parts a new company, Eyal Baribua Ltd. (“Eyal Baribua”), to which Kibbutz Eyal transferred the property in February 2011. In addition, pursuant to this agreement in February 2011, BSRE transferred to Eyal Baribua an amount based on the purchasing costs, development costs and an additional cost. Upon these transfers, the parties entered into a statement of work for the development project, pursuant to which, among other things, BSRE was issued 200 shares in the new company, which as of March 24, 2014 represented 50% of the issued and outstanding shares of Eyal Baribua. The Israel Land Authority has approved the allocation of only 41.5 dunam for Eyal Baribua. A building permit has been obtained, and the joint company is in the process of constructing the logistics center in an area of 28,000 square meters. Construction is expected to be completed by the end of 2014.

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

Eyal Baribua has a credit facility from a bank in the amount of approximately 90 million. Eyal Baribua created liens in favor of the bank, including a lien on all of its rights in the land, a floating charge on the project, a pledge and assignment by way of pledge of BSRE’s rights under the lease agreement with Mega Retail. Additionally, BSRE provided a guarantee to secure the obligations of Eyal Baribua (the other shareholder of Eyal Baribua provided a similar guarantee). As of March 24, 2014, Eyal Baribua utilized approximately NIS 76 million of the credit facility. At the end of the credit facility period, the bank will offer Eyal Baribua a loan for period of 15 years in the amount of the credit facility.

As of the date of this report, BSRE estimates that the cost of this project will be approximately NIS 101 million.

Property in development

•	Wholesale Market Company - On May 31, 2012, BSRE, Gindi Investments 1 Ltd. and an additional entity controlled by Moshe and Yigal Gindi completed the purchase of long term lease rights to a property in the wholesale market site in Tel Aviv for the purpose of building and marketing on the property an apartment building complex and a shopping mall from the municipality of Tel Aviv and the Wholesale Market Company Ltd. The final agreements were signed on June 3, 2010 and received the approval of the Minister of the Interior on July 11, 2010. For more information, see “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions – Agreement with Wholesale Market Company.”

Properties with development potential

As of December 31, 2013, BSRE had rights to build a total of 149,000 square meters (132,000 square meters mainly for commercial purposes and 17,000 square meters for residential purposes). Because the utilization of building rights is dependent on economic feasibility, satisfaction of various conditions, payment of costs and other factors, it is not clear if and when BSRE will utilize these building rights.

Point Wells, Washington

On June 1, 2010, BSRE completed the acquisition of an approximately 240-dunam parcel (approximately 59 acres) of property in Point Wells, near Seattle, Washington, which serves primarily as a plant for storage and distribution of fuel and oils. BSRE purchased the property through a special purpose entity established in the United States, BSRE Point Wells, LP, which entered into a purchase agreement, dated May 7, 2010, with Paramount of Washington LLC (“POW”) for the property and into a development agreement, dated June 1, 2010, with POW and Paramount Petroleum Corporation (“PPC”). PPC leases the property from POW and operates and maintains it. POW and PPC are wholly owned subsidiaries of Alon USA Energy Inc., a public company whose shares are traded on the NYSE (“Alon USA”) and is controlled by our indirect controlling shareholder, Alon.

Upon the closing of the transaction, BSRE Point Wells, LP granted to POW and PPC a right of use of the property, for a consideration of approximately $440 thousand per quarter commencing July 1, 2010, for a period commencing on June 2, 2010 and terminating upon the earlier of: (i) June 2, 2020 or (ii) the time of sale of the property, after the enhancement thereof, to a third party in accordance with the development agreement (the “License Period”). In the event BSRE sells the land, POW will have the right to participate in the consideration net of costs as defined in the agreement.

The present land use designation of the property was changed to urban center zoning from its original land use designation, which was heavy industrial. On May 12, 2010, the local Snomish County Council (the “Local Council”) adopted (a) an ordinance approving the new Urban Center Code and (b) and ordinance to change the zoning designation of Point Wells to Urban Center, both of which became effective on May 29, 2010. In March 2011, BSRE, through BSRE Point Wells, LP, submitted a detailed plan to the Local Council, which included plans for the building of three residential areas, including approximately 3,000 residential units, and public areas as well as development plans (the “Plan”), and in November 2011, the court determined that a building permit will be provided only after completion of all the required adjustments pursuant to the local law and the aforementioned ordinances. BSRE is working to give legal effect to the detailed plan. Based on a report submitted by BSRE Point Wells, the Local Council approved new regulations pursuant to which the land use designation was defined as urban village and approved the plans for 2,700 residential units. On January 7, 2013, the court of appeals determined that BSRE Point Wells is permitted to continue with the development of the property despite the new regulations. Opponents to the detailed plan appealed to the Supreme Court of the State Washington to allow a further hearing regarding the court of appeals decision. Such hearing occurred on October 24, 2013, in the Washington State Supreme Court.

On April 10, 2014, the State of Washington Supreme Court upheld that BSRE has a vested right to the development of the land under the designation of "urban center", which shall include the construction of 3,000 housing units, public areas and development programs. As of the date of this report, the Company is unable to estimate the exact duration of time it will take to receive the approval of the competent authorities for exercising the construction rights under the plan which determined the designation of land as an “urban center”.

According to the development agreement signed between the parties, BSRE Point Wells, LP will take action to initiate a detailed plan for approving the construction of at least 2,000 residential units on the property. All of the expenses connected with the approval of the change of zoning, including the initiation and preparation of a detailed plan, will be borne by BSRE Point Wells, LP. BSRE assesses that these expenses will amount to approximately $4 million to $5 million. If the detailed plan is not approved and/or if it does not contain at least 2,000 residential units, BSRE Point Wells, LP will bear no responsibility to POW and/or PPC. In consideration for PPC’s right to participate in the development of the property and in the proceeds that will be received from the sale of the property to a third party after the enhancement thereof, PPC will pay BSRE Point Wells, LP quarterly participation fees in a sum of $438,750, which will be paid commencing from July 1, 2010 and throughout the entire License Period.

The development agreement further stipulates provisions regarding a division of the consideration that will be received from the sale of the property to a third party after the change of zoning and enhancement of the property.

Givon Parking

In July 2010, Gindi was awarded a tender to Build Operate and Transfer (“BOT”) a parking lot in Tel Aviv (“Givon Parking”) for approximately 1,000 parking spaces adjacent to the Wholesale Market Project. In August 2010, BSRE joined Gindi in this project as a 50% joint venture partner. On October 11, 2011, BSRE received a notice from Tel Aviv municipality that all of the conditions to approve the BOT agreement of “Givon Parking” in Tel Aviv had been satisfied. In return for constructing the parking lot, BSRE and its partners will be entitled to operate and collect rental fees for parking for a period of 23 years from delivering the authority for use of property. On November 13, 2011 BSRE received the right to use the property for constructions work. BSRE estimates that construction will be completed during the third quarter of 2014. The total cost for establishing the parking lot, including related costs, is estimated at NIS 144 million ($41.5 million), and the share of BSRE is approximately NIS 72 million ($20.7 million). On December 12, 2011, BSRE and its partners signed an agreement with the bank for the funding of approximately 80% of the parking lot construction’s costs, and the credit lines provided for financing the project were in the aggregate amount of NIS 115 million (approximately US $33 million). As of December 31, 2013, BSRE and its partners had utilized NIS 30 million (approximately US $8.6 million) of the credit line. BSRE and its partners determined material issues regarding the construction and the management of the parking lot in which an unanimously decision is required, and principles regarding dilution of each of the parties’ rights in the event that one of the parties will not invest the amounts that such party obligated to invest.

During 2013, BSRE invested a total amount of NIS 89 million, including investments in rental offices and land in areas used for commercial and industrial development. Additionally, BSRE jointly controlled entities which invested NIS 85 million during 2013.

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

A slowdown in the Israeli yield-generating real estate market as occurred in Israel beginning in the fourth quarter of 2008 and until 2010, could adversely affect our real estate business. In addition, a continuation of the public protest which began in July 2011 with regard to high housing costs in Israel could lead to a slowdown in the Israeli yield-generating real estate market and cause a decline in the demand for real estate due to the anticipation that real estate prices will decrease as a result of the public protest. If the economic conditions in Israel were to deteriorate, there may be a decline in demand for commercial real estate, a reduction in rental fees, a decline in the fair value of our real estate assets and an increase in the cost and availability of financing from Israeli banks, which could adversely affect our real estate business. In addition, we can identify greater caution on behalf of companies and potential investors to new projects which has resulted, among others, from directives of The Bank of Israel with respect to the amount of leverage permitted in the real estate market and requirements from banks to a higher occupancy rate prior to construction. As a result, we estimate that the availability of yield generating properties will be reduced or remain stable due to lack of new projects or their delay.

In addition, it is expected that there will be an increase in the supply of office space in Israel in the short and medium term, reflecting the increase in the number of building starts and their anticipated completion in the upcoming years, which may result in a slight decline in occupancy rates in offices in the medium term. In shopping centers, the occupancy rate is high and even rose in 2013.

With respect to the residential building sector in Israel, a recession may cause a decrease in the scope of marketing and sales and a decrease in the prices of apartments. In addition, government policies may affect the availability and value of real estate designated for building and may also affect the prices of apartments. Moreover, since 2010, we entered the field of promotion and planning of residential real estate. There are different risks in this sector including: exposure to changes in the demand for residential properties as a result of changes in the economy, especially as a result of a recession or a significant deterioration in the economy; the speed at which local planning authorities and cities approve the building projects; changes in and increases to the stringency of building and planning laws and regulations, which may require the Company to incur additional expenses; lack of human resources in the building sector, as a result of the government’s policy for employing foreign workers, or ‘closures’ for security reasons as well as delays or continuing lack of raw materials, for example as a result of the closure of Israel’s ports, that may affect the Company’s ability to meet the original timetables as well as its originally contemplated costs; and changes in the government’s policies for the granting of mortgages, which affect the level of demand for residential properties.

Competition

The yield-generating real estate market in Israel is highly competitive and is characterized by a large number of competitors. The main factor affecting competition in this market is geographic location of property. There are properties in close proximity to some of our properties that are similar in purpose and use, which has the effect of increasing competition for the leasing of those properties as well as reducing the rental rates for those properties. Other factors affecting competition are the leasing price, the physical condition of the properties, the finishing of the properties and the level of the management services provided to tenants. Furthermore, economic and financial conditions may further increase competition, leading to a reduction of rental fees and a decline in demand for properties. BSRE’s portion in the office space rental market is small, and we are therefore only slightly affected by the trends and changes in the competition of this specific field. In the commercial centers sector, there was a consistent increase in rental fees during the last three years. In addition, many mergers and acquisitions occurred in the sector of shopping malls sector in recent years, creating centralization and control by a limited number of companies, redacting the competition in the yield-generating real estate market, and affecting rental and management fees.

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

In addition, the field of residential construction and selling of residential units is subject to the Sale (Apartments) Law, 5733-1973 and to the Sale (Apartments) (Assurance of Investments of Persons Acquiring Apartments) Law, 5735-1974, and the regulations promulgated thereunder. In June 2008, these laws were respectively amended to obligate a seller, among other things, to keep a dedicated project bank account for each project, as well as providing a guarantee to the buyer for payments already received by the seller for the residential unit (without which a buyer will not be obligated to pay any amount above 7% of the price for the unit). In March 2011, these laws were additionally amended to broaden the sellers’ responsibilities toward the buyers, among others, regarding the examination period and its terms, compensation in the event of late delivering of the occupancy on the apartment, and obligations to register a house as condominium.

Regulations for Equal Rights for Persons with Disabilities (accommodations for accessibility in a public place which is an existing building)

On November 3, 2011, the Regulations for Equal Rights for Persons with Disabilities (accommodations for accessibility in a public place which is an existing building), 2011 was approved and published. For additional information, see “Item 4. Information on the Company - B. business overview - Additional Business Information Relating to Alon Blue Square - General Government Regulation.”

BSRE’s Strategies

Our strategy in our real estate activities is to become a substantial owner of yield-generating properties and developer of commercial real estate through our subsidiary, BSRE. To achieve this goal, we intend to pursue a number of operating and growth strategies, which include:

•	management and lease of rental properties, development and improvement of existing properties and building rights. BSRE’s rental properties are leased to companies in Alon Blue Square group and to third parties;

•	locating and initiating real estate investments in Israel and abroad while expanding and diversifying BSRE’s asset portfolio;

•	rental of properties owned by BSRE;

•	cautiously examining the expansion of activities abroad; and

•	focusing on rental property designated as trading, logistics and offices.

Additional Business Information Relating to Alon Blue Square

Related Businesses

Diners Israel

We own 49% (36.75% Alon Blue Square and 12.25% Dor Alon) of the shares of capital stock of Diners Club Israel Ltd. (“Diners Israel”). The remaining 51% is owned by Credit Card for Israel Ltd (“CAL”), a credit card company in Israel which itself is a subsidiary of Israel Discount Bank Ltd.

Under the original agreement with CAL from 2005, Alon Blue Square and Dor Alon were entitled to share with CAL the net income of Diners Israel in connection with the activities of the credit cards bearing the “You” name based on our respective ownership interests in Diners Israel, and a share of the net income of Diners Israel in connection with the activities of the credit cards not bearing the “You” name based on certain thresholds set in the original agreement. In addition, Diners signed an agreement with CAL pursuant to which Loyalty Plan members are to be issued Mastercard “You” credit cards in addition to Diners “You” credit cards. On May 25, 2011, our management agreed to an amendment to the agreement of principles between CAL, Diners Israel, Alon Blue Square, Dor Alon, and the Alon Blue Square-Dor Alon Joint Loyalty Plan Partnership, and in July 2011, all suspending conditions set forth in the agreement were completed, and the amendment to the agreement came into effect. Pursuant to the amendment, Alon Blue Square and Dor Alon has the right to 49% of the profits of Diners Israel Ltd., both related to the “You” bearing credit cards, and to all other credit cards issued by Diners, effective as of January 1st, 2011 (with the exception of certain activities the profits of which is allocated to the parties per their respective holdings from July 1st, 2011). Alon Blue Square and Dor Alon repaid the non-recourse loan granted to them by CAL for the purchase of the shares, in the amount of NIS 36 million (the amount includes accrued interest). Additionally, the amendment sets the terms as to the business relationship between the parties and extends the agreement until December 31, 2015, following which the agreement will be extended for additional three-year terms based on the terms and conditions set forth in the amendment to the agreement. The amendment also includes a calculation method for the purchase of the 49% of Diners owned by us and by Dor Alon in the event the agreement between Diners and the Loyalty club will not be extended. The Company and Dor Alon handled their financial statements by an agreement to buy Diners as option for purchasing stock options and recorded in the period income before taxes from revaluation of approximately NIS 102 million ($27.5 million). As of December 31, 2013, the total number of credit cards issued by Diners Israel was approximately 269,000. See “Item 7. Major Shareholders and Related Party Transactions - B. Related Party Transactions” for more information on the agreement with CAL and Diners Israel.

Alon Cellular

In March 2011, Alon Cellular received a MVNO license from the Israeli Ministry of Communications, which enabled Alon Cellular to add cellular services to the services that the Company offers to its customers. In December 2011, Alon Cellular entered into an agreement with Partner Communications Ltd. for launching cellular services in an MVNO model. The Company launched its cellular activity in 2012. In December 2013, Alon Cellular entered into an agreement with Pelephone Communications Ltd. for the use of its cellular network. For additional information, see “Item 4. Information on the Company - A. History and Development of Alon Blue Square.”

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

Consumer Protection Laws

We are obligated to label prices on our products on the basis of The Consumer Protection Law, 1981. Contravention of the law constitutes a criminal offense. In 2009, new regulations under the Consumer Protection Law became effective under which we are obligated to indicate on the shelf the price per measurement unit with respect to most of our products. Said regulations impose additional costs and could increase the risk for discrepancies between the prices that appear on the products, the prices that appear on the shelf and the prices charged by the cash register. Claims regarding violation of the Consumer Protection Law are filed against the Company from time to time. These claims are usually settled in plea bargain proceedings. In addition, the Company may be subject to criminal liability in connection with future claims under the Consumer Protection Law. These discrepancies are the result of human error by personnel responsible for labeling our products and circumstances beyond the Company’s control. We are making efforts to minimize these errors, including directing store management to charge the lower price in situations where a discrepancy is found between the price on a product and the price appearing at the cash register.

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

In addition, A Bill for the Consumer Protection Law (Amendment no. 35) (Redeeming Gift Cards), 5772-2012 was adopted on January 2014, and will become effective July 1, 2014. The new law establishes a minimum mandatory validity period of a gift card of five years, and that the amount stated in the gift card must be uniform to all businesses subscribing to the gift card. In addition, the new law grants the Minister of Economy the right to enact additional regulations prohibiting the limit of use of the gift certificates. This legislation may adversely affect our profitability from gift certificates, by increasing their cost and increasing competition in the market.

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

Regulations for Equal Rights for Persons with Disabilities

On November 3, 2011, the Regulations for Equal Rights for Persons with Disabilities (accommodations for accessibility in a public place which is an existing building), 2011, were approved and published. The regulations require public service providers to make necessary modifications at their own expense to ensure that their services are accessible to people with disabilities until November 1, 2017. The provision of public services is defined, among other things, as services provided in a public place. According to the Equal Rights for Persons with Disabilities Law, 1998, supermarkets are considered public places. The regulations include various requirements to increase accessibility for people with disabilities in public places to be implemented within the timeframe provided in the proposed regulations, such as modifying passages between fixtures in public places, modifying procedures, proceedings and customs, modifying signposts and public address and loudspeaker systems, installing aids and accessories to ensure accessibility and to provide services to aid in ensuring the accessibility of services for people with disabilities, publicizing the accommodations made to ensure accessibility of, appointment of a coordinator to ensure accessibility, among others.

In April 2013, the Regulations for Equal Rights for Persons with Disabilities (improving access to service), 2013, were approved and published. Under these regulations, any entity that provides a public service must adapt its practices to ensure the provision of independent and safe service to people with disabilities. The regulations provide for gradual adjustments to be completed until November 1, 2017.

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

We operate our Fueling and Commercial Sites segment through our 78.43% subsidiary, Dor Alon, which is listed on the TASE. Dor Alon is one of the four largest fuel retail companies in Israel based on the number of filling stations and a leader in the field of convenience stores. Dor Alon operates a chain of 206 filling stations and 215 convenience stores in different formats in Israel.

We operate 201 of our supermarkets through our wholly-owned subsidiary, Mega Retail and twelve supermarkets are owned and operated by our 51% subsidiary, Eden Teva. Mega Retail leases from BSRE and third parties the real estate underlying the stores that it operates.

We operate all of our “Non-Food” outlets through our wholly owned subsidiary Bee Group, which in turn held, as of March 31, 2014, approximately 77.51% of the outstanding shares of Naaman Group (N.V.) Ltd. The shares of Naaman are traded on the Tel Aviv Stock Exchange.

We operate our Real Estate segment through our TASE traded 74.712% subsidiary, BSRE, which owns, leases and develops yield generating commercial properties and projects. Below is a chart indicating our holdings in our material subsidiaries as of March 31, 2014:

* Listed on the Tel Aviv Stock Exchange.

**We have also resolved to merge Bee Group with Mega Retail in order to reduce costs and improve efficiency.

Mega Retail, Dor Alon, BSRE, Bee Group and each of our subsidiaries has its own board of directors. We appoint all or a majority of the board of directors of each of these companies and typically our appointee serves as the chairman of the board of directors of each of these companies. Although we appoint all or most of the board of directors of each of Mega Retail, Dor Alon, BSRE, Bee Group and Bee Group’s subsidiaries, each company’s board of directors has independent fiduciary obligations to all of its shareholders and to the company itself. Alon Blue Square is obligated to deal with its partially owned subsidiaries at “arm’s-length.” Moreover, in the case of BSRE, Dor Alon, and Naaman which are publicly traded on the Tel Aviv Stock Exchange, the board of directors must include at least two external directors appointed under Israeli law. These external directors must satisfy all the requirements of external directors under the Israeli Companies Law, 1999, referred to as the Israeli Companies Law.

Alon Blue Square owned all of the outstanding shares of Mega Retail as of March 31, 2014. Mega Retail, in turn is the owner of our interests in a number of its other subsidiaries and affiliates.

Alon Blue Square owned 74.71% of the outstanding shares of BSRE as of March 31, 2014. The balance of BSRE’s outstanding shares is publicly held and traded on the Tel Aviv Stock Exchange. Alon Blue Square receives fees from BSRE as payment for the management services it provides to BSRE for the Chairman of the board of directors services, financial and accounting management services (including bookkeeping), computer management and maintenance service, legal consulting and corporate secretary services, office space and related office services, and internal audit services.

Alon Blue Square owned 78.43% of the outstanding shares of Dor Alon as of March 31, 2014.

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

Set forth below is a list of our significant holdings as of March 31, 2014. The companies marked with an asterisk (*) are not consolidated in our financial statements.

Company (1)	Operations	% Ownership Held by Alon Blue Square

Mega Retail Ltd.(2)	Supermarkets and baby and young children products	100

Bee Group Retail Ltd.(3)	Retail and wholesale of houseware and home textile and leisure	100
Dor Alon Energy in Israel (1988) Ltd.	Filling stations and convenience stores	78.43
Blue Square Real Estate Ltd.(4)	Real estate	74.71

Diners Club Israel Ltd.* (5)	Credit cards	49

(1)	All companies are incorporated under Israeli law.

(2)	As of March 31, 2014, Mega Retail Ltd., held approximately 51% of the outstanding shares of Eden Briut Teva Market Ltd. and 100% of Dr. Baby.

(3)	In October 2010, we increased our holding in Bee Group Retail Ltd. to 100%. As of March 31, 2014, Bee Group Retail Ltd., held approximately 77.51% of the outstanding shares of Naaman Group (N.V.) Ltd., which is traded on the Tel Aviv Stock Exchange.

(4)	As of March 31, 2014, BSRE held approximately 50% of the outstanding shares of Tel Aviv City Mall Ltd., and 49.5% of the outstanding shares of Tel Aviv Towers Ltd. The remaining shares of BSRE are held by the public and institutional investors and traded on the Tel Aviv Stock Exchange.

(5)	The remaining shares of Diners Club Israel Ltd are held by Credit Cards for Israel Ltd. (51%), a subsidiary of Israel Discount Bank Ltd. See “Item 7. Major Shareholders and Related Party Transactions - B. Related Party Transactions” for information with respect to our rights as a shareholder of Diners Israel.

D.	Property, Plants and Equipment.

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

In 2013, Mega Retail closed three supermarkets with a total area of 12,600 square meters and also opened approximately four supermarkets with a total area of 4,000 square meters of store space in localities whose populations are currently under-served by supermarkets or in localities in which we do not have sufficient market presence. Through March 2013, we have not opened any additional supermarket stores.

During 2013, we spent more than NIS 62.2 million (or $17.9 million at the exchange rate as of December 31, 2013) on the acquisition and development of new supermarkets and the remodeling of our existing supermarkets.

Generally, franchisees of our non-food chains lease their own store space directly. However, there are a few franchisees that either sublease their stores from the relevant subsidiary, or lease their stores jointly with such subsidiary. All our non-food stores that are operated directly by our subsidiaries and not by franchisees, lease their own store space.

In 2014 and 2015, we plan to open approximately seven to ten additional filling stations. For additional information, see “Item 4. Information of the Company – B. Business Overview – Fueling and Commercial Sites.”

For further information regarding our real estate, including the transfer of the Company’s real estate to BSRE and the transfer of Mega Retail’s real estate to BSRE, please see “Item 4. Information on The Company - B. Business Overview - Our Real Estate” and “Item 7. Major Shareholders – B. Related Party Transactions.”

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

General

Most of our activities are located and operated in Israel. We operate in four reporting segments. As of December 31, 2013, we were the largest retail company in Israel based on the number of stores. In our Supermarkets segment, we are the second largest food retailer in the State of Israel. In our Fueling and Commercial Sites segment, we operate a chain of filling stations and convenience stores in different formats in Israel, and we are considered to be one of the four major gas companies in Israel. In our Non-Food segment, we sell “Non-Food” items both in standalone retail outlets and in our supermarkets. In our Real Estate segment, we own, lease and develop yield-generating commercial properties and projects. Activities that do not meet quantitative thresholds in order to constitute a separate segment consist of the cellular activity and the Company’s share in Diners Club Israel (issuance and clearance of credit cards activity) and are presented under Other Activities. Virtually all of the Company’s activities are located in Israel.

We are exposed to trends and developments in the Israeli economy in general, and in the food and non-food products, fuel and real estate industries in Israel in particular. An economic slowdown could cause a decline in demand for our products, impacting negatively on our profitability and exposing us to customer credit risks. According to the Central Bureau of Statistics and The Bank of Israel, from the second quarter of 2012, the Israeli economy displayed signs of a slowdown, among others, due to the global financial crisis, especially in Europe. In 2013, the economic growth in Israel was approximately 3.3% compared to 3.4% in 2012. We cannot predict the duration of the uncertainty in the global economy in general, and particularly in regards to Israel.

In July 2011, a public protest began in Israel with regard to high housing costs. This protest evolved into a wide scale public demonstration encompassing many other issues, including claims that the cost of living has increased out of control and must be regulated. In response to these protests, the Knesset has raised the priority of reducing the cost of living in Israel and has began in the process of enacting legislation, including by way of establishment of government committees, in order to address this issue. These developments may have a material impact on the Israeli economy in general as well as the industries in which we compete. See “Item 3. Key Information – D. Risk Factors Risks Related To Our Supermarkets – The enactment of new laws and regulations, including the legislation in favor of “Promoting Competition in the Food Industry”, may materially adversely affect our sales and profits, including limiting our ability to purchase additional stores or obligate us to sell some of our stores”, and “Item 3. Key Information – D. Risks Related To Fueling and Commercial Sites - Dor Alon is exposed to risks associated with the reduction of the marketing margin of gasoline under price control, which may influence the financial results of Dor Alon” for more information.

Supermarket Segment

In 2013, a slowdown in the growth of the Israeli economy affected consumer confidence. According to the Nielsen Company ("Nielsen") “Summary year 2013 in the consumption of goods market in Israel”, the quantity of food, beverages, home products and near food products purchased by consumers in Israel declined by 1% in 2013 as compared to 2012. This trend has continued in the beginning of 2014 according to a report by Nielsen issued in March 2014. In addition, supermarket chains of our competitors continued to expand. Other supermarket chains continued to aggressively increase their market share and expanded their presence in locations throughout Israel, often geographically beyond their original locations, increasing competition in an already difficult market. The low barriers of entry, including the relatively low cost of establishing a new smaller supermarket, has contributed to the increase in number and expansion of smaller supermarket chains in recent years. In addition, in recent years other supermarket chains have transitioned from competing only in the local neighborhood markets to competing on a national scale with a joint private label which competes with the private labels of the large supermarket chains. Both the economic slowdown and the increased competition affected our sales and profitability in the supermarket segment in 2013.

We own approximately 51% of the holdings of Eden Teva, which operates organic/health food supermarkets and cater to the growing local demand for organic, natural and health food. We are solidifying and expanding our market share in organic/health food market with the goal of establishing Alon Blue Square as a leader of Israel’s emerging organic/health food market. By the end of 2013, we operated 21 Eden Teva stores, 9 of them in Mega stores, with Alon Blue Square the clear leader of Israel’s organic/health food sector.

We are maintaining and strengthening our market position by rebranding our store formats, renovating and improving existing stores, evaluating the strategic positioning of some of our stores, adjusting the format of some of our stores, all in order to meet the needs of our customers. Our new operating model is focused on our customers’ needs by implementing policies and an organizational structure to suit customers’ needs.

We currently operate our supermarket stores under three main categories: Discount chains, Quality and Service chains and Mega@Internet website. In order to meet the needs of our customers, both the Discount chains and Quality and Service chains have regional stores and local neighborhood stores. The Discount chains include the regional store brands “You”, “Mega Bool” and “ZolBeShefa” and the local neighborhood store brand “You Neighborhood Store”. The Quality and Service chains include the regional store brand “Mega”, the local neighborhood store brand “Mega in Town” and the organic, natural and health product store brand “Eden Teva”. In planning the mix of our stores, we have taken a regional view, with the goal of bringing our store brands within the shopping range of every Israeli consumer.

We are working to improve our operating efficiency by, among other things, reducing store space and improving our distribution and supply capabilities, including self distribution and the launch of a new distribution center. We are also working to expand the products and services that we offer to our customers.

As part of our strategy to improve our competitive position, during 2013, we continued working to increase our sales of our “Mega” line of private label goods that are sold in our supermarkets. Private label products provide customers with an attractive alternative selection of products that are comparable in quality to name brand products. We believe that our private label products enhance customer loyalty, differentiate our stores from those of our competitors and provide a competitive product to those offered by our suppliers. In addition, usually average gross profit from private label products is higher than the average gross profit from other products.

Fueling and Commercial Sites Segment

Dor Alon is one of the four largest fuel retail companies in Israel based on the number of filling stations and is a leader in the convenience stores sector. In recent years, the Fueling and Commercial Sites segment has been characterized by fierce competition. This competition is reflected in price wars, improvement in credit terms in direct marketing, and improvement in the quality of services offered at fueling sites.

In an effort to improve our competitive position in this segment, we anticipate opening and operating approximately seven to ten additional filling stations during 2014 and 2015 as well as investing additional capital to renovate our existing filling stations and convenience stores. In addition, we intend to expand the chain of convenience stores outside of our filling stations, as well as the activities of our countryside stores.

The price of gasoline 95 octane is subject to government-imposed price controls, and in September 2011, the Fuel and Gas Administration reduced the fuels market margin, which is subject to government-imposed price controls. In the fourth quarter of 2011 and in 2012, Dor Alon took steps to mitigate its effect by, among other things, reducing discounts at its filling stations and to its fleet customers and reducing expenses. These actions significantly reduced the impact resulting from the reduction in marketing margins.

Non-Food Segment

As of March 31, 2014, through Bee Group Retail Ltd. (“Bee Group”), we held approximately 77.51% of the outstanding shares of Naaman Group (N.V) Ltd. (“Naaman”), one of Israel’s major branded houseware retailers and wholesalers, which imports and markets various houseware products, such as kitchen utensils, cutlery and dinner sets, which as of such date held 100% of the share capital of Vardinon.

In February 2014, we completed the sale for NIS 13 million of 65% of our holdings in Kfar Hasha’shuim, which had not been synergetic with our Supermarkets segment. As of December 31, 2013, Kfar Hashashuim operated 83 retail outlets, mostly through franchisees under the brand names “Kfar Hasha’ashuim” and “All For A Dollar”, which sold toy and leisure products. As part of the sale, we granted the purchaser a call option to purchase the remaining 35 percent Kfar Hasha’shuim for a period of two years from consummation of the transaction. The purchaser granted the Company a put option to sell the purchaser the Company’s remaining 35 percent in Kfar Hasha’shuim for a period of six months following the lapse of two years from consummation of the transaction.

We will continue to provide in favor of Bank Hapoalim a commitment letter for the balance of the credit facility of Kfar Hasha’shuim up to a pre-defined amount and at the same time the purchaser signed the collateral in respect of the account. In addition, the purchaser committed to decrease every year the debt to the bank and upon the completion of the purchase of all shares by the purchaser, the commitment letter in favor of the bank will expire.

We are working to capitalize on potential operating synergies between our non-food and food activities. We have also resolved to merge Bee Group into Mega Retail in order to reduce costs and improve efficiency. The merger is expected to be completed in 2014.

Real Estate Segment

Through our subsidiary BSRE, we are engaged in generating yield from commercial centers, logistics centers and offices, land for capital appreciation and deriving long-term yield as well as developing projects, which include tens of thousands of square meters of construction rights in different stages of design and construction, such as a partnership in a mall (50% ownership), residential (49.5% ownership) and parking lot (50% ownership) projects in the wholesale market complex in Tel Aviv, expanding the Hadar Shopping Mall (50% ownership) and property designated for a offices in Ra’anana (50% ownership), and the purchase of property in Point Wells, Washington while changing the land use designation from a heavy industrial area to a residential area. As of December 31, 2013, BSRE had rights to build a total of 149,000 square meters at different stages of construction (including the projects mentioned above).

We are currently in the process of examining acquisitions of additional commercial real estate and yield-generating assets in Israel in light of market conditions, while diversifying our real estate property base.

Other activities

Alon Cellular

Our subsidiary, Alon Cellular (100% ownership), operates our cellular activity as an MVNO in Israel under the brand name YouPhone. As part of our work to capitalize on potential synergies, we are marketing and selling our cellular services in our supermarkets and convenience stores and offer those customers who purchase in our supermarkets and filling stations the opportunity to enjoy our cellular services at discount prices or free of charge.

Diners

We hold 49% of Diners Club Israel Ltd., which engages in issuing and clearing Diners credit cards in Israel. Diners Club Israel Ltd. is a franchisee of Diners Club International until 2017. In addition, we are offering our clients credit cards for the You customer loyalty program.

Operating Results

The following table sets forth certain statement of income data as a percentage of sales for the periods indicated:

	2012*	2013
Continuing Operations	%	%
Sales	100.00	100.00
Gross profit	21.7	22.0
Selling, general and administrative expenses	20.3	21.2
Operating profit before other gains and losses and changes in fair value of investment property, net	1.4	0.8
Operating profit	2.2	1.3
Taxes on income	0.0	(0.1)
Net income for the year from continuing operation	0.4	(0.7)

Discontinued Operations
Net loss from discontinued operation	(0.2)	(0.3)

*The results of 2012 are restated due to retrospective application of certain accounting policies, see note 38 to the financial statements.

Year Ended December 31, 2013 compared with year ended December 31, 2012

The statements of income, including comparative figures, have been restated to separate the results of discontinued operations from continuing operations and presented them separately after the income from continued operations. Operating segment reporting presents the segments’ results from continued operations before taxes.

Gross revenues. Revenues (including government levies) amounted to NIS 14,860.9 million (US$ 4,281.4 million) in 2013 as compared to revenues of NIS 15,640.3 million in 2012, a decrease of 5.0% mainly from decrease in fuel prices in the Commercial and Fueling sites segment.

Net revenues. Net revenues amounted to NIS 11,886.3 million (US$ 3,424.5 million) compared to revenues of NIS 12,685.2 million in 2012, a decrease of 6.3%.

Revenues of the Fueling and Commercial Sites segment – amounted in 2013 to NIS 5,140.5 million (US$ 1,481.0 million) as compared to NIS 5,773.4 million in the corresponding period last year, a decrease of 11.0%. The main decrease was due to decrease in fuel prices and discontinued sales to the Palestinian Authority as a result of a decision of the Palestinian Authority to discontinue its commitment with the Company with regarding to the supply of fuel to Gaza strip.

Revenues of the Supermarkets segment – amounted in 2013 to NIS 6,329.5 million (US$ 1,823.5 million) as compared to NIS 6,552.9 million in the corresponding period last year. The decrease in sales derived from a 4% decline in store space as a result of closing branches and from a decrease of 1.0% in the same store sales (SSS) as compared to the corresponding period last year.

Revenues of the Non-Food segment – amounted this year to NIS 333.7 million (US$ 96.1 million) compared to NIS 321.1 million in 2012, an increase of 3.9%. The increase in revenues was mainly due to an increase in sales in the home activity as a result of the transition from franchise to self-operation in Sheshet stores and their conversion to Naaman stores.

Revenues of the Real Estate segment – amounted this year to NIS 38.4 million (US$ 11.1 million) compared to NIS 30.6 million in 2012. The increase in rental income in this period mainly derived from an increase in rented spaces to external parties.

Gross profit. Gross profit in 2013 amounted to NIS 2,617.5 million (US$ 751.1 million) (22.0% of revenues) as compared to gross profit of NIS 2,752.5 million (21.7% of revenues) in 2012. The decrease in the gross profit was mainly due to the decrease in the gross profit in the Supermarkets segment.

In the Fueling and Commercial sites segment, gross profit amounted to NIS 788.6 million (US$ 227.2 million), (15.3% of revenues) compared to NIS 797.0 million in 2012 (13.8% of revenues). The decrease in the gross profit mainly derived from discontinued sales to the Palestinian Authority and increased competition in the fueling and commercial site segment and was partly offset from the increased profitability of the convenience stores.

In the Supermarkets segment, gross profit amounted to NIS 1,644.7 million (U.S. $473.9 million), (26.0% of revenues) compared to NIS 1,788.6 million in 2012 (27.3% of revenues), a decrease of 8.0%. The decrease in the gross profit was due to the actions taken by the Company to reduce prices and retain market share and from a decrease in store space.

In the Non Food segment, gross profit amounted to NIS 149.3 million (U.S. $43.0 million), (44.7% of revenues) compared to NIS 148.3 million in 2012 (46.2% of revenues), an increase of 0.7% that mainly derived from an increase in sales and was partly offset from a reduction of the gross profit margin resulting from low margin sales intended to decrease Sheshet inventory and from a decrease in sales in Vardinon stores.

Selling, general and administrative expenses. Selling, general, and administrative expenses amounted to NIS 2,516.9 million (U.S. $725.2 million), (21.2% of revenues) in 2013, net of NIS 22 million (US$ 6.3 million), a one-time amount received by the Company in 2013 as a result of a legal claim for reimbursement and compensation for costs incurred by the Company in previous years, compared to expenses of NIS 2,576.8 million (20.3% of revenues) in 2012.

In the Fueling and Commercial sites segment, selling, general and administrative expenses amounted to NIS 653.9 million (US$ 188.4 million) compared to NIS 651.5 million in 2012, an increase of 0.4%.

In the Supermarkets segment, selling, general and administrative expenses amounted to NIS 1,584.3 million (US$ 456.5 million) compared to expenses of NIS 1,662.4 million in the corresponding period, a decrease of 4.7% in expenses that mainly derived from efficiency measures and a decrease in selling spaces.

In the Non Food segment, selling, general and administrative expenses amounted to NIS 169.3 million (US$ 48.8 million) compared to NIS 160.4 million in 2012, an increase of 5.5%, which mainly derived from the transition from franchise stores to self-operated stores and from an increase in marketing and advertising expenses and was partly offset by efficiency measures.

In the Real Estate segment, selling, general and administrative expenses amounted to NIS 19.8 million (US$ 5.7 million) compared to NIS 13.4 million in 2012 principally resulted from an increase in activities of the segment.

Operating profit (before other gains and losses). Operating profit in 2013 amounted to NIS 100.7 million (US$ 29.0 million) (0.7% of revenues) as compared to NIS 175.7 million (1.4% of revenues) in 2012, a decrease of 42.7%. The decrease in the operating profit was mainly due to the Supermarkets segment.

In the Fueling and Commercial sites segment, operating profit (before other gains and losses) this year amounted to NIS 134.8 million (US$ 38.8 million) compared to operating profit of NIS 145.5 million in 2012, a decrease of 7.4%. The decrease in operating profit mainly derived from an increased competition in the Fueling and Commercial Sites.

In the Supermarkets segment, operating profit (before other gains and losses) in 2013 amounted to NIS 60.4 million (US$ 17.4 million) compared to operating profit of NIS 126.2 million in 2012, a decrease of 52.1%. The decrease in operating profit derived from actions taken by the Company to reduce prices and retain market share and from a decrease in sales and was partly offset from decrease in selling, general and administrative expenses.

In the Non Food segment, operating loss (before other gains and losses) amounted to NIS 20.0 million (US$ 5.8 million), as compared to an operating loss of NIS 12.1 million in 2012. The increase in operating loss derived from transition from Sheshet stores to self-operated stores and their conversion to Na’aman stores and low margin sales intended to decrease Sheshet inventories.

In the Real Estate segment, the operating profit (before other gains and losses) in 2013 amounted to NIS 18.6 million (US$ 5.4 million) compared to NIS 17.2 million in 2012, an increase of 8.1%. The increase in the operating profit derived from an increase in rental income and was partly offset from increase in selling, general and administrative expenses.

Changes in fair value of investment property, in 2013, the Company recorded a profit in the amount of NIS 47.6 million (US$ 13.7 million) compared to a profit of NIS 16.9 million in 2012. The main change in value was recorded in projects in development promoted by the Company.

Other income (expenses), net other expenses in 2013 amounted to NIS 21.5 million (US$ 6.2 million) compared to other income of NIS 4.3 million in 2012. Other expenses in the current period mainly derived from closing branches and reducing of our store space in our Supermarkets segment following the implementation of Mega Retail’s strategic plan.

Share in gains of associates this year amounted to NIS 27.2 million (US$ 7.8 million) compared to NIS 87.1 million in 2012. The decrease in gains compared to 2012, derived from the revaluation of the Tel Aviv Mall in 2012 upon the completion of the real estate purchase.

Operating profit in 2013 amounted to NIS 153.9 million (US$ 44.3 million) (1.3% of revenues) as compared to operating profit of NIS 283.9 million (2.2% of revenues) in 2012, a decrease of 45.8%.

Finance costs, net in 2013 amounted to NIS 254.0 million (US$ 73.2 million) compared to finance costs of NIS 241.9 million in 2012, an increase of 5% principally as a result of an increase in the Israeli consumer price index.

Taxes on income tax benefit in 2013 amounted to NIS 12.7 million (US$ 3.7 million) as compared to tax benefit of NIS 2.9 million in 2012 due to increase of our loss before taxes.

Income (loss) from continuing operations in this period loss amounted to NIS 87.4 million (US$ 25.2 million) compared to an income of NIS 44.8 million in 2012. The loss from continuing operations in 2013 attributed to the Company’s shareholders amounted to NIS 115.7 million (US$ 33.3 million) or NIS 1.75 per share (US$ 0.50) and the income from continuing operations attributed to non-controlling interests amounted to NIS 28.3 million (US$ 8.2 million) principally due to the decrease of our operating profit in the supermarket segment.

Net loss from discontinued operations in this period amounted to NIS 30.0 million (US$ 8.6 million) or NIS 0.45 per share (US$ 0.13) compared to a loss of NIS 22.5 million in 2012, which attributed in its entirely to the Company’s shareholders. This increase is principally due to a goodwill impairment of NIS 14 million related to our investment in Kfar Hasha’asuim.

Segment Information Analysis

Segment Information Analysis for the year 2013

Fueling and Commercial Sites segment

	For the year ended December 31			Convenience translation for the year ended December 31
	2013	2012	% Change	2013
	NIS in millions			U.S. $
Segment Revenues	5,140	5,773	(11%)	1,481
Segment operating profit	138.6	149.5	(7%)	39.9

Segment operating profit (loss) as a percentage of segment revenues	2.7%	2.6%

The operating profit for the Fueling and Commercial Sites segment in the year 2013 amounted to NIS 138.6 million (US$ 39.9 million) (2.7% of segment revenues) compared to the segment operating profit of NIS 149.5 million (2.6% of segment revenues) in the corresponding period in 2012. The decrease in operating profit mainly derived from increased competition in the Fueling and Commercial Sites and discontinued sales to the Palestinian Authority.

Supermarkets Segment

	For the year ended December 31			Convenience translation for the year ended December 31
	2013	2012	% Change	2013
	NIS in millions			U.S. $

Segment Revenues	6,329	6,553	(3.4%)	1,824

Segment operating profit	44	137	(67.9%)	13

Segment operating profit as a percentage of segment revenues	0.7%	2.1%

	For the year ended December 31		Convenience translation for the year ended December 31
	2013	2012	2013
	NIS		U.S. $
	(Unaudited)

Decrease in same store sales*	(1.0%)	(2.6%)

Number of stores at end of period	213	212
Stores opened during the period	4	10
Stores closed during the period	3	9

Total square meters at end of period	360,000	369,000

Square meters added during the period, net	(8,549)	(7,090)

Sales per square meter	17,169	17,180	4,946

Sales per employee (in thousands)	812	965	234

* Compared with the same period in the prior fiscal year.

Operating profit for the Supermarkets segment in the year 2013 decreased by 67.9% to NIS 44 million (US$ 13 million) (0.7% of segment revenues) compared to the segment operating profit of NIS 137 million (2.1% of segment revenues) in the corresponding period last year. The decrease in operating profit derived from actions taken by the Company to reduce prices and retain market share and from a decrease in sales and was partly offset from decrease in selling, general and administrative expenses.

Non Food Retail and Wholesale Segment

	For the year ended December 31			Convenience translation for the year ended December 31
	2013	2012	% Change	2013
	NIS in millions			U.S. $
Segment Revenues	334	321	4%	96

Segment operating loss	(21)	(15)	37%	(6.1)
Segment loss as a percentage of segment revenues	(6.4%)	(4.8%)

The operating loss for the Non Food Retail and Wholesale segment in the year 2013 amounted to NIS 21 million (US$ 6.1 million) (6.4% of segment revenues) compared to the segment operating loss of NIS 15 million (4.8% of segment revenues) in the corresponding period in 2012. The increase in loss derived from transition from Sheshet stores to self-operated stores and their conversion to Na’aman stores and low margin sales intended to decrease Sheshet inventories.

Real Estate Segment

	For the year ended December 31			Convenience translation for the year ended December 31
	2013	2012	% Change	2013
	NIS in millions			U.S. $
Segment Revenues	38	31	26%	11
Appreciation of Investment Property	48	17	182%	14
Segment operating profit	75	99	(24%)	22
Segment operating profit as a percentage of segment revenues	196%	325%

In the year 2013, the Real Estate segment recorded a profit in the amount of NIS 47.6 million (U.S. $13.7 million) compared to a profit of NIS 16.9 million in 2012. The main change in value was recorded in projects in development promoted by the Company.

Operating profit for the Real Estate segment in the year 2013 decreased by 24% to NIS 75 million (U.S. $22 million) compared to the segment operating profit of NIS 99 million in the corresponding period. The decrease in the segment operating profit was due to an increase in selling, general and administrative expenses.

Discontinued Operations

The following are the operating results of discontinued operations for the years ended December 31, 2013 and 2012:

	Year ended
	December 31
	2013	2012
	NIS in millions
Revenues	114.8	115.2
Gross profit	23.8	23.3
Operating loss	(8.4)	(11.5)
Net loss from discontinued operations	(29.9)	(22.5)

Year Ended December 31, 2012 compared with year ended December 31, 2011

The statement of income for the year ended December 31, 2011, has not been restated as a result of the Company’s decision to adopt the relief of IFRS 11 “Joint Arrangements”. The results of 2012 are presented without the impact of IFRS 11 in order to allow a proper comparison of annual results. Regarding the effect of the application of IFRS 11, see note 38 to the financial statements.

	Year Ended December 31,
	2011	2012
	%	%
Continuing Operations
Sales	100.00	100.00
Gross profit	23.5	22.1
Selling, general and administrative expenses	21.2	20.7
Operating profit before other gains and losses and changes in fair value of investment property, net	2.4	1.4
Operating profit	2.6	2.4
Taxes on income	0.4	0.1
Net income for the year from continuing operation	0.8	0.5

Discontinued Operations
Net loss from discontinued operation	(0.2)	(0.2)

Gross revenues. Revenues (including government levies) amounted to NIS 15,805.5 million in 2012 as compared to revenues of NIS 15,159.4 million in 2011, an increase of 4.3%. The main reason for the increase in revenues was an increase in the revenues of Dor Alon compared to the corresponding period last year.

Net revenues. Net revenues amounted to NIS 12,850.4 million compared to revenues of NIS 12,345.8 million in 2011, an increase of 4.1%.

Revenues of the Fueling and Commercial Sites segment – in 2012 amounted to NIS 5,935.2 million as compared to NIS 5,301.9 million in 2011, an increase of 11.9%. The primary reason for the increase was an increase in the prices of petrol, quantity sales and increase in retail revenues (NIS 39 million) in the convenience stores.

Revenues of the Supermarkets segment – a decrease of 2.5% in revenues from NIS 6,723.8 million in 2011 to NIS 6,552.9 million in 2012. The primary reason for the decrease was a reduction in the same store sales (SSS) at a rate of 2.6%.

Revenues of the Non-Food segment – an increase in revenues by 11.1% from NIS 289.0 million in 2011 to NIS 321.1 million in 2012. The increase in revenues was primarily due to an increase in revenues at houseware stores and in stores transferred from franchise to self-operation.

Revenues of the Real Estate segment – an increase in rental income of 9.4% from NIS 31.0 million in 2011 to NIS 33.9 million in 2012. The increase was primarily due to an increase in leased space and from the effect of the increase of CPI.

Gross profit. Gross profit amounted to NIS 2,842.3 million (22.1% of revenues) in 2012 as compared to gross profit of NIS 2,903.8 million (23.5% of revenues) in 2011. The main reason for the decrease in gross profit was due to the decrease in sales of the Supermarkets segment.

In the Fueling and Commercial Sites segment, gross profit amounted to NIS 883.5 million (14.9% of revenues), compared to NIS 876.0 million in 2011 (16.5% of revenues). The 0.9% increase in gross profit compared to the corresponding period on 2011 derived from an increase in the activity of convenience stores and an increase in quantitative sales net of the impact changes in the petrol prices on the value of inventory between periods.

In the Supermarkets segment, gross profit amounted to NIS 1,788.6 million (27.3% of revenues), compared to NIS 1,850.8 million in 2011 (27.5% of revenues), a decrease of 3.4% which resulted from the decrease in sales and erosion in gross profit.

In the Non Food segment, gross profit amounted to NIS 148.3 million, (46.2% of revenues) compared to NIS 145.9 million in 2011 (50.5% of revenues) an increase in gross profit that was due to an increase in revenues.

Selling, general and administrative expenses. Selling, general, and administrative expenses amounted to NIS 2,658.2 million (20.7% of revenues) in 2012, compared to selling, general, and administrative expenses of NIS 2,611.8 million (21.2% of revenues) in 2011, an increase of 1.8%. The majority of the increase was recorded in the Non-Food segment from the transfer to self-operated stores and from costs relating to launching “YouPhone” activity.

In the Fueling and Commercial Sites segment, selling, general and administrative expenses amounted to NIS 718.7 million compared to NIS 702.4 million in 2011, an increase of 2.3%, mainly deriving from the opening new fueling sites, partially offset by efficiency measures beginning from the fourth quarter of 2011.

In the Supermarket segment, selling, general and administrative expenses amounted to NIS 1,659.7 million, a decrease of 0.8%, resulting from closing stores and efficiency measures taken at the Company’s headquarters.

In the Non Food segment, selling, general and administrative expenses amounted to NIS 160.4 million, a decrease of 3.2% compared to NIS 165.8 million in 2011. The decrease derived from a decrease in allowance for doubtful accounts.

In the Real Estate segment, selling, general and administrative expenses amounted to NIS 28.3 million compared to NIS 15.6 million in 2011. The increase in expenses resulted from a provision for management fees in the mall company building the mall in the wholesale market complex, from an increase in marketing expenses and from the branding of Tel Aviv Mall relating to the fashion week that took place in December.

Operating profit (before other gains and losses and changes in fair value of investment property). Operating profit amounted to NIS 184.1 million (1.4% of revenues) in 2012 as compared to NIS 292.0 million (2.4% of revenues) in 2011, a decrease of 36.9%. The decrease in the operating profit was primarily due to the decrease in sales in the Supermarket segment and from expenses in Alon Cellular in connection with the commencement of its activity.

In the Fueling and Commercial Sites segment, operating profit decreased from NIS 173.7 million in 2011 to NIS 164.8 million in 2012 due to the reduction of marketing margins and the impact of petrol prices on the value of inventory, and this was partially offset by efficiency measures.

In the Supermarkets segment, operating profit decreased from NIS 177.3 million in 2011 to NIS 129.0 million due to a decrease in sales, partially offset by efficiency measures as mentioned above and the closing during the fourth quarter of 2012 of seven stores.

In the Non Food segment, operating loss decreased from NIS 19.8 million in 2011 to NIS 12.1 million in 2012 due to an increase in revenues and decrease in allowance for doubtful accounts.

In the Real Estate segment, operating profit decreased from NIS 15.4 million in 2011 to operating profit of NIS 5.6 million in 2012 due to an increase in the selling, general and administrative expenses as mentioned above.

Changes in fair value of investment property. In 2012, the Company recorded a profit in the amount of NIS 106.4 million compared to NIS 41.9 million in 2011. The profit in 2012 includes NIS 87.6 million from the revaluation of the commercial section in the wholesale market complex in Tel Aviv.

Other income (expenses), net. In 2012, other income amounted to NIS 23.4 million compared to other expenses of NIS 16.9 million in 2011. Other income in 2012 included a profit in the amount of NIS 19.6 million from the decrease in holding rate and loss of control in the residential company in the wholesale market complex in Tel Aviv.

Operating profit. Operating profit amounted to NIS 313.9 million in 2012 as compared to operating profit of NIS 317.0 million in 2011, a decrease of 1.0%.

Net finance costs. Net finance costs amounted to NIS 245.8 million in 2012 as compared to net finance costs of NIS 171.9 million in 2011. The increase derived from a decrease in finance income compared to 2011, which included revenues from the revaluation of the option to purchase shares of Diners in the amount of NIS 101 million.

Taxes on income. Taxes on income totaled NIS 16.6 million (an effective tax rate of 21% as compared to the statutory tax rate of 25%) in 2012 as compared to NIS 48.5 million (an effective tax rate of 32.0% as compared to the statutory rate of 24%) in 2011. The effective tax rate in 2012 was affected by a profit from a decrease in our holdings of a proportionately consolidated company resulting in loss of control in respect of which the Company did not record deferred taxes.

Net income from continuing operations. Net income from continuing operations amounted to NIS 63.6 million in 2012 as compared to net income of NIS 102.3 million in 2011. The net profit from continuing operations in 2012 attributable to equity holders of the Company amounted to NIS 19.3 million, or NIS 0.29 per share, and the part attributable to the non-controlling interests amounted to NIS 44.4 million.

Net loss from discontinued operations. In 2012, net loss from discontinued operations amounted to NIS 22.5 million, or NIS 0.34 per share, compared to a loss of NIS 18.6 million in 2011 attributed in its entirety to the company’s shareholders.

Segment Information Analysis

Segment Information Analysis for the year 2012

Fueling and Commercial Sites segment

	For the year ended December 31
	2012	2011	% Change
	NIS in millions
Segment Revenues	5,935	5,302	12%
Segment operating profit	164.7	173.6	(5%)

Segment operating profit (loss) as a percentage of segment revenues	2.8%	3.3%

The operating profit for the Fueling and Commercial Sites segment in the year 2012 amounted to NIS 164.7 million (2.8% of segment revenues) compared to the segment operating profit of NIS 173.6 million (3.3% of segment revenues) in the corresponding period in 2011. The decrease in the segment operating profit derived mainly from the reduction of marketing margins and the impact of petrol prices on the value of inventory and was partially offset by efficiency measures.

Supermarkets Segment

	For the year ended December 31
	2012	2011	% Change
	NIS in millions
Segment Revenues	6,553	6,724	(2.5%)

Segment operating profit	140	170	(17.7%)

Segment operating profit as a percentage of segment revenues	2.1%	2.5%

	For the year ended December 31
	2012	2011
	NIS

Decrease in same store sales*	(2.6%)	(2.7%)

Number of stores at end of period	212	211
Stores opened during the period	10	6
Stores closed during the period	9	1

Total square meters at end of period	369,000	377,650

Square meters added during the period, net	(7,090)	9,660

Sales per square meter	17,180	18,090

Sales per employee (in thousands)	812	965

* Compared with the same period in the prior fiscal year.

Operating profit for the Supermarkets segment in the year 2012 decreased by 17.7% to NIS 140 million (2.1% of segment revenues) compared to the segment operating profit of NIS 170 million (2.5% of segment revenues) in the corresponding period last year. The decrease in the segment operating profit was due to the effects of an intensification of competition in the segment which impaired the sales.

Non Food Retail and Wholesale Segment

	For the year ended December 31
	2012	2011	% Change
	NIS in millions
Segment Revenues	321	289	11%

Segment operating loss	(15)	(29)	(47%)
Segment loss as a percentage of segment revenues	(4.8%)	(10%)

The operating loss for the Non Food Retail and Wholesale segment in the year 2012 amounted to NIS 15 million (4.8% of segment revenues) compared to the segment operating loss of NIS 29 million (10.0% of segment revenues) in the corresponding period in 2011. The decrease in the segment operating loss was mainly due to an increase in the revenues in the houseware stores and in stores transferred from franchise to self-operation and a decrease in expenses derived from a decrease in allowance for doubtful accounts.

Real Estate Segment

	For the year ended December 31
	2012	2011	% Change
	NIS in millions
Segment Revenues	34	31	9%
Appreciation of Investment Property	106	42	154%
Segment operating profit	126	57	120%
Segment operating profit as a percentage of segment revenues	371%	184%

In the year 2012, the Real Estate segment recorded a gain from appreciation of investment property in the amount of NIS 106 million including NIS 87.6 million from revaluation of the commercial section in the wholesale market in Tel Aviv compared to NIS 41.9 million in 2011, which including NIS 18.4 million in Kiryat Hasharon and NIS 7.5 million from revaluation of “Hadar Mall” in Jerusalem in the corresponding period of the previous year.

Operating profit for the Real Estate segment in the year 2012 increased by 120% to NIS 126 million compared to the segment operating profit of NIS 57 million in the corresponding period. The increase in the segment operating profit was due to the increase in leased premises net of the gain from appreciation, as described above.

Discontinued Operations

The following are the operating results of discontinued operations for the years ended December 31, 2012 and 2011:

	Year ended
	December 31
	2012	2011
	NIS in millions
Revenues	115.2	136.8
Gross profit	23.3	11.9
Operating loss	(11.5)	(15.1)
Net loss from discontinued operations	(22.5)	(18.6)

Quarterly Fluctuations

Our business is subject to fluctuations in quarterly sales and profits. These fluctuations are primarily attributable to increased sales and higher operating income in the holiday seasons occurring in different quarters from year to year. Thus, for example, in our supermarkets and in our “Naaman”, “Vardinon” and “Sheshet” chains increased sales attributable to Passover, which occurs in either March or April, may be realized in either the first or the second quarter, and sales attributable to the Jewish New Year, which occurs in either September or October, may be realized in either the third or the fourth quarter. In our filling stations, there is an increase in activity during vacations and holidays.

Many of our expenses are unrelated to the level of sales, and therefore a relatively modest increase or decrease in sales, whether or not related to the timing of holidays, tends to have a disproportionately large impact on our profitability.

The following table sets forth certain quarterly information.

	Net revenues		Operating profit before other gains and losses and changes in fair value of investment property
	NIS	Percentage of Full Year	NIS	Percentage of Full Year
	(In thousands)		(In thousands)
2013	11,886,340	100.0%	100,653	100.0%
First quarter	3,089,268	26.0%	20,368	20.2%
Second quarter	2,950,099	24.8%	13,123	13.0%
Third quarter	3,010,031	25.3%	37,428	37.2%
Fourth quarter	2,836,942	23.9%	29,734	29.5%

2012	12,685,177	100.0%	175,686	100.0%
First quarter	3,108,318	24.5%	34,776	19.8%
Second quarter	3,263,187	25.7%	58,698	33.4%
Third quarter	3,236,071	25.5%	64,682	36.8%
Fourth quarter	3,077,601	24.3%	17,530	10.0%

Exchange Rates

At December 31, 2013, the representative rate of exchange of the NIS to the dollar, as published by The Bank of Israel, was NIS 3.471= $1.00. On March 31, 2014, the representative rate of exchange of the NIS to the dollar, as published by The Bank of Israel, was NIS 3.487 = $1.00. The table below sets forth, for the periods and dates indicated, certain information concerning the representative exchange rate of the NIS to the dollar, as published by The Bank of Israel for the years ended December 31, 2009 through 2013:

Year Ended December 31,	Period End		Average Rate(1)	High	Low
			(NIS per $1.00)

2009	3.77	(2)	3.92	4.26	3.69
2010	3.55	(2)	3.73	3.89	3.55
2011	3.82	(2)	3.58	3.82	3.36
2012	3.73	(2)	3.86	4.08	3.70
2013	3.47	(2)	3.61	3.79	3.47

(1) The average of the daily exchange rates in each year.

(2) During 2009, 2010, 2011, 2012 and 2013, the US dollar depreciated in value vis-à-vis the NIS by 0.7%, 6%, (7.6%), 2.3% and 7.0%, respectively.

The following table sets forth certain information concerning the representative exchange rate of the NIS to the dollar, as published for the months October 2013 through March 2014:

Month	Period End	Average Rate(1)	High	Low
		(NIS per $1.00)
October	3.52	3.54	3.57	3.52
November	3.52	3.54	3.57	3.52
December	3.47	3.51	3.53	3.47
January	3.50	3.49	3.51	3.48
February	3.50	3.52	3.55	3.50
March	3.49	3.48	3.50	3.46

(1) The average of the daily exchange rates.

Impact of Inflation and Currency Fluctuations

Inflation in Israel increases some of our expenses, which, because of competitive pressures, are generally not offset, fully or as quickly, by increases in our selling prices and revenues. See “Item 3. Key Information - D. Risk Factors – Risks Related to Our Business As a Whole - Fluctuations of inflation may adversely affect our financial expenses and operating income” and “Item 3. Key Information - D. Risk Factors – Risks Related to Our Business As a Whole - Related to Our Business As a Whole - Currency fluctuations might affect our operating results and translation of operating results.”

Dor Alon is exposed to fluctuations in the US dollar - NIS exchange rate due to credit that Dor Alon obtains from its suppliers (mostly from Oil Refineries Ltd., which is linked to the US dollar). In addition, any devaluation of the NIS against various non-Israeli currencies in which we or our suppliers pay for imported goods has the effect of increasing the selling price of those products which we sell in Israel in NIS and affects our operating results. In particular, a devaluation of the NIS against the Chinese currency could significantly increase the cost of production of our non-food products at our Bee Group stores and the selling price of those products to our customers. An increase in price of imported goods by our suppliers can usually be offset by an increase in the consumer price of such goods. This devaluation would have a greater effect on our non-food retail business because a higher proportion of the goods that we sell in our Bee Group stores is acquired from suppliers overseas. This devaluation would also cause an increase in our expenses as recorded in our NIS denominated financial results even though the expenses denominated in non-Israeli currencies will remain unchanged. Changes in interest rates, in the Israeli consumer price index and in the US dollar - NIS exchange rate could materially adversely affect our financial results. In addition, we have loans and debentures in NIS, some of which are subject to floating interest rates and some are linked to the Israeli consumer price index. Due to these loans and to the consumer price index linked debentures issued by us, we are exposed to changes in bank interest rates and in the Israeli consumer price index. We also have rent expenses and other operating expenses which are linked to the Israeli consumer price index. Due to these expenses, we are exposed to the changes in the Israeli consumer price index.

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

The future of Israel’s relations with its Arab neighbors and the Palestinians is uncertain and several countries, companies and organizations continue to restrict business with Israel and with Israeli companies. We believe that in the past, these practices have not had a material adverse effect on us. However, we could be adversely affected by adverse developments in Israel’s relationships with its Arab neighbors and the Palestinians, or by restrictive laws, policies or practices directed towards Israel or Israeli businesses. In addition, ongoing violence between Israel and its Arab neighbors and Palestinians may have a material adverse effect on the Israeli economy, in general, and on our business, financial condition or results of operations. In particular, in recent conflicts, missile attacks have occurred on civilian areas, which could cause substantial damage to our infrastructure network, reducing our ability to continue serving our customers as well as our overall network capacity. In addition, in the event recent political unrest and instability in the Middle East, including changes in some of the governments in the region, causes investor concerns in a reduction in the value of the shekel, our expenses in non-shekel currencies may increase, with a material adverse affect on our financial results.

Most of Bee Group’s imports during 2012 and 2013 were from suppliers located in China. Because most of the products sold by the Bee Group are manufactured overseas and imported from China, its activity may be affected by changes in the political and economic conditions in China. In addition, because the Bee Group acquires most of its products from suppliers outside of Israel, and most of its products are imported via the sea, a prolonged general strike, shutdown or a disruption of any of the Israeli ports for an extended period of time, including as a result of a military conflict, would affect our ability to import such products or increase their prices. In addition, since the peak selling season of some of our Bee Group stores is during the holidays, disruptions in the ports during or adjacent to such holiday seasons may adversely affect our sales and financial results.

Economic Conditions

All of our supermarket sales are made in Israel and we acquire a substantial majority of the goods that we sell from Israeli suppliers. Consequently, our financial performance is dependent to a significant extent on the economy of Israel. During 2011 and 2012, Israel’s Gross Domestic Product rose by 4.6% and 3.4%, respectively. Reports of the Israeli Central Bureau of Statistics indicate that during 2013 Israel’s Gross Domestic Product rose by 3.3%. We believe that, despite the economic growth in 2012 and in 2013, our customers continue to be cautious in their buying patterns and continue to choose to make their purchases at low-price and hard discount stores, which have a lower profit margin. As a result, we have continued to expand our low-price and hard discount store formats. According to Nielsen “Summary year 2013 in the consumption of goods market in Israel”, the quantity of food, beverages, home products and near food products purchased by consumers in Israel declined by 1% in 2013 as compared to 2012. This trend has continued in the beginning of 2014 according to a report by Nielsen issued in March 2014.

The slowdown in the growth of the Israeli economy has affected our non-food retail business by causing a slowdown in the growth of private consumption, which could affect the growth of our houseware, home textile and baby and young children accessories businesses.

Trade Agreements

Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development, the International Finance Corporation, and the Organization for Economic Co-operation and Development, also known as, OECD. Israel is a signatory to the General Agreement on Tariffs and Trade, which provides for reciprocal lowering of trade barriers among its members. In addition, Israel has been granted preferences under the Generalized System of Preferences from the United States, Australia, Canada and Japan. These preferences allow Israel to export the products covered by these programs either duty-free or at reduced tariffs. In addition, Israel, the EU (known as the European Union), and the European Free Trade Association have a free trade agreement.

Corporate Tax Rate

We and our subsidiaries are subject to corporate tax in Israel at a flat rate of 26.5% in 2014 (up from 25% in 2013).

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

The recoverable amount of an asset is the higher of the net selling price of the asset’s fair value less cost to sell and its value in use. These calculations require the use of estimates. In calculating the impairment for the reported years, based on discounted expected future cash flows, we used a discount rate before tax for each cash-generating unit (CGU). For discount rates used by the Company, see note 17b to the Consolidated Financial Statements.

In 2013, we recorded impairment provisions resulting in the net amount of NIS 4.5 million. In 2012, there were no impairment provisions. In 2011, we recorded impairment provisions resulting in the net amount of NIS 6.1 million. Impairment provisions or the reversal of such provisions are included in the income statement within Other gain or losses.

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

Goodwill is allocated to six identified groups of cash-generating units (“CGUs”). Those groups of CGUs are embedded within three reportable segments – Supermarkets (1 group of CGUs), Non-Food Retail and Wholesale (two groups of CGUs), and Fueling and Commercial Sites (three CGUs).

The amounts of goodwill allocated to the CGU are as follows:

	December 31
	2012	2013
	NIS in thousands
Supermarkets	159,113	159,113
Non - Food retail and wholesale:
Houseware	111,179	106,679
Leisure(1)	-	-
Fueling and Commercial Sites:
Filling Stations and Convenience Stores	500,065	500,065
Direct Marketing	18,000	18,000
Jet Fuel	14,000	14,000
	802,357	797,587

(1)	As of December 31, 2013, the goodwill is included in group of assets held for sale, and the recoverable amounts are an examined for all the group assets.

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

The key assumptions used for value in-use calculations are as follows:

Segment	Supermarkets	Non - Food retail and wholesale
CGU	Supermarkets	Houseware
	%
December 31, 2013:
Expected gross margin	26.9	58.0
Growth rate (1)	0	1.3
Discount rate (2)	10.3	14.8

December 31, 2012:
Expected gross margin	27.0	55.0
Growth rate (1)	0.25	1.5
Discount rate (2)	9.7	15.8

Segment	Fueling and commercial sites
CGU	Filling and convenience sites	Direct marketing	Jet fuel
	%
December 31, 2013:
Expected operating profit	3	4	1
Growth rate (1)	2	2.7	2
Discount rate (2)	9.5	9.8	17.2

December 31, 2012:
Expected operating profit	3.6	3.0	1.0
Growth rate (1)	2.0	3.0	2.0
Discount rate (2)	9.4	9.7	16.9

(1)	Weighted average growth rate used to extrapolate cash flows beyond the budget management estimates covering a five-year period.
(2)	Pre-tax discount rate applied to cash flow projections.

These assumptions have been used for the analysis of each CGU.

The key assumptions used for the sensitivity analysis regarding the impairment testing were the discount rate, utilizing the weighted average cost of capital (WACC) and the growth rate of the CGU. The WACC for each CGU was determined based on the data derived from a number of public Israeli companies that are active in those fields (fuel selling, supermarkets and non food) including the cost of capital and debt-raising relevant for each kind of activity. The growth rate was determined based on historical growth rate within the industries and based on the Company’s own history, taking into account the growth of the Israeli population.

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

We performed a sensitivity analysis for the key assumption used in our annual goodwill impairment test and determined that an increase in the pre-tax discount rate of 1.0% and a 1% decrease in the growth rate would result in the estimated recoverable amount of Houseware CGU falling below its carrying amount by NIS 18 million and NIS 12 million, respectively, beyond an impairment of NIS 4.5 million included in our results. The recoverable amount of our other CGUs are substantially higher than the carrying value.

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

Fair value of vacant plots of land is measured using valuation techniques such as the comparative method described below, while the valuation model is based on the net price per square meter of comparable properties deriving from observable transactions in an active market, including various adjustments such as size, location and other factors.

Investment property under construction is presented at fair value, on the date fair value can be reliably measured. So long as investment property cannot be valued, investment property under construction will be presented at costs invested in the project. Valuation is based on the estimate of the investment property fair value after construction is complete, net of the present value of the estimated construction costs expected to be incurred for the purpose of its completion while taking into account the capitalization rate adjusted to the relevant and typical risks of the property on the date construction is complete. Construction cost per square meter varies among the various projects according to the designated use, finish level and other factors. As of December 31, 2013, substantially all of our investment property under development was measured at fair value.

Fair value of investment property was determined by independent appraisers for the year ended December 31, 2013. Fair value of investment property and investment property under development, is determined by the appraisers and based on market conditions using either

(1)	The Comparative Method (i.e. based on comparison data for similar properties in the vicinity with similar uses, including required adjustments for location, size or quality),
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

Our assessments are based on the Company’s history in these cases, on the stage of these claims and on the experience of the Company’s legal advisers. The outcome of the legal cases in court could be different from our assessments.

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

Property, plant and equipment

Property, plant and equipment also represent a significant proportion of the Company’s total assets. Therefore the estimates and assumptions made to determine their carrying value and related depreciation are critical to our financial position and performance.

The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. Increasing an asset’s expected life or its residual value would result in a reduced depreciation charge in the income statement.

The useful lives of our assets are determined by management at the time the asset is acquired and reviewed at least annually for appropriateness. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology.

Recently issued accounting pronouncements

For information on recently issued accounting pronouncements, see note 2ae to our consolidated financial statements.

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

Cash generated by operations was approximately NIS 604.7 million, or $174.2 million, in 2013, an increase of 20.4% compared with approximately NIS 502.2 million in 2012. The main increase derived from a decrease in working capital needs following measures taken to reduce days sales outstanding and reduction of inventories in the amount of NIS 212.0 million (US$ 61.1 million) and from tax refunds in 2013 of NIS 44.3 million (US$ 12.8 million) compared to tax refunds of NIS 18.7 million in 2012 offset by a decrease in operating profit of NIS 135.0 million (US$ 38.9 million).

In 2013, approximately 35% of our sales were paid for with cash, checks and gift certificates issued by the Company at the point-of-sale, and approximately 65% of our sales were paid for with credit cards.

During 2013, the average time period that we held inventory was 22 days and the average time period within which our accounts receivable were paid was 34 days. By contrast, as of such date the average time period for payment of our accounts payable was 43 days. Accordingly, increased capital resources are not required to support an increase in our receivables or inventories because we generally sell our products before we pay our suppliers.

Other sources of liquidity are long-term and short-term borrowing from banks, issuance of debentures and others. During 2013, we received long-term loans from banks in the amount of NIS 392.0 million, or $112.9 million and issuance of debentures of NIS 732.2 million or $210.9 million. For information regarding outstanding balances and repayment information see “Item 5. Operating and Financial Review and Prospects – Business Combinations – Long-Term Loans from Banks and other Financial Institutions” and “– Debentures.”

The principle sources of liquidity of Alon Blue Square are dividends from subsidiaries and inter company balances with subsidiaries, management fees received from subsidiaries in consideration for management services performed by Alon Blue Square, long-term and short-term borrowing from banks, issuance of debentures and others. During 2013, Alon Blue Square issued debentures in the amount of NIS 162.6 million or $46.8 million.

Uses.

During 2013, we repaid long-term loans in the amount of NIS 263.2 million, or $75.8 million, debentures in the amount of NIS 601.1 million, or $173.2 million, short-term borrowing from banks in the amount of NIS 301.8 million or $86.9 million and interest in the amount of NIS 250.4 million, or $72.1 million.

In recent years, we funded our renovation, remodeling and expansion programs primarily mainly from cash generated by our operations and from long and short-term loans from banks, issuance of debentures and others. During 2013, we invested approximately NIS 243.6 million, or $70.2 million, in property and equipment, intangible assets, investment property and payments on account of real estate, a 10.6% decrease from our 2012 investment of NIS 272.4 million. Of our investment in property and equipment, intangible assets and investment property in 2013, we invested NIS 88.8 million, or $25.6 million, in land and buildings, including land that we leased and investment property, as compared with NIS 62.0 million in 2012. During 2013 and 2014, we intend to open approximately seven to ten filling stations at a cost of approximately NIS 4 million to NIS 6 million per filling station. We intend to finance our store development, renovation, modeling, expansion and acquisitions mainly from cash generated by our operations and from borrowings from banks and others.

Business combinations

In September 2008, we acquired an additional 25% of the shares of Bee Group for NIS 35.4 million, or $9.8 million (at that time), and in October 2010, we acquired the remaining 15% of the shares of Bee Group for approximately NIS 24.5 million, or $6.8 million (at that time).

In November 2008, pursuant to a cash tender offer, we completed the acquisition of the Mega Retail shares that were not previously held by us, for NIS 150.7 million, or $40.2 million (at that time).

In October 2010, we acquired approximately 80% of the outstanding shares of Dor Alon in exchange for the issuance of 20,327,710 ordinary shares. For further information, see “Item 7 – Major Shareholders – B. Related Party Transactions - Arrangements between Alon Blue Square and Alon - Acquisition of Controlling Share in Dor-Alon Energy In Israel (1988) LTD.”

In November 2011, Bee Group issued a full tender offer to purchase 4.8 million shares of Naaman that were not held by the group for NIS 6.53 ($1.8) per share. Bee Group received acceptance notices for 1.48 million shares (10.2%) for NIS 9.7 million ($2.6 million).

As of March 31, 2014, Bee Group held approximately 77.51% of the outstanding shares of Naaman.

Dividends

The following table sets forth dividends paid by the Company from January 1, 2009 until the date of this Annual Report:

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

Pursuant to the Israeli Companies Law, dividend distributions are limited to the greater of retained earnings or earnings generated over the previous two years, according to our then last reviewed or audited financial statements, provided that the date of the financial statements is not more than six months prior to the date of the distribution, or we may distribute dividends that do not meet such criteria only with court approval. As of December 31, 2013, the Company does not have any earning to distribute as dividends.

The financial covenants in our subsidiaries’ loan agreements do not restrict our subsidiaries from transferring funds to Alon Blue Square in the form of cash dividends, loans or advances, subject to any legal limitations, except for Bee Group, which is restricted from transferring funds to the Company in the form of dividends; however Bee Group is not a significant subsidiary. As of December 31, 2013, we did not have any earnings to distribute as a dividend.

Dividends paid by BSRE until the date of this Annual Report:

In March 2011, the Board of Directors approved a decision to adopt a policy for the years 2011 and 2012, according to which BSRE will distribute dividends in the amount of no less than 25% and not higher than 75% of the net profits of BSRE in each year, without taking into account revisions in the net fair value of real estate for investment. Such distributions are subject to the “profit test” under the Israeli Companies Law at the relevant dates and to other decisions of BSRE’s board of directors, including decisions designating a different use of BSRE’s profits and/or a change in the BSRE dividend policy. In March 2013, the Board of Directors approved a decision to extend the dividend policy for the years 2013 and 2014.

The following table sets forth dividends paid by BSRE from January 1, 2009 until the date of this Annual Report

Date of payment	Amount per share	Total amount(1) (2)
October 28, 2013	NIS 3.18 ($0.9)	NIS 40 million (approximately $11.3 million)
April 23, 2013	NIS 3.98 ($1.1)	NIS 50 million (approximately $13.8 million)
December 25, 2011	NIS 2.71 ($0.71)	NIS 34 million (approximately $9.0 million)
April 13, 2011	NIS 3.82 ($1.1)	NIS 47.8 million (approximately $14.0 million)
March 31, 2010	NIS 4.6 ($1.3)	NIS 57.6 million (approximately $15.5 million)
April 20, 2009	NIS 1.35 ($0.32)	NIS 16.8 million (approximately $4.0 million)

(1)	In accordance with the representative rate of exchange of the NIS to the dollar as of the date of the payment of the dividend.
(2)	Alon Blue Square’s share in the distribution of the dividends was approximately between 74.71% - 80%.

Buy Back by BSRE

In February 23, 2014, BSRE completed a buyback by way of tender offer on a pro rata basis of an aggregate 979,220 of its ordinary shares, representing 7.8% of the outstanding shares and voting rights in BSRE for an aggregate amount of NIS 160 million. The tender offer was responded by shareholders holding 99.2% of BSRE shares, including the Company. The Company’s share in the purchase offer’s consideration was NIS 120 million. The holding of the Company in BSRE, after the purchase offer, is 74.71%.

Dividends paid by Dor Alon since the time Alon Blue Square acquired Dor Alon and until the date of this Annual Report:

Date of payment	Amount per share	Total amount(1) (2)
October 28, 2013	NIS 1.74 ($0.49)	NIS 25 million (approximately $7.1 million)
April 9, 2013	NIS 1.39 ($0.38)	NIS 20 million (approximately $5.5 million)
December 19, 2011	NIS 2.08 ($0.55)	NIS 30 million (approximately $7.9 million
April 14, 2011	NIS 1.73 ($0.5)	NIS 25.0 million (approximately $7.2 million

(1)	In accordance with the representative rate of exchange of the NIS to the dollar as of the date of the payment of the dividend.
(2)	Alon Blue Square’s share in the distribution of the dividends was approximately 80%.

Short-Term Credit from Banks and Others

The following table sets forth the principal terms of our short-term credit from banks and others:

	December 31
	2012	2013
	NIS in thousands

Bank overdrafts	4,934	12,605
Bank loans	1,036,755	696,804
Commercial paper	87,837	120,403
Current maturities of long-term loans	247,581	251,089
	1,377,107	1,080,901

The short term credit described in the table above includes NIS 270.4 million of short term credit undertaken by the Alon Blue Square in the aggregate amount of NIS 288.1 million as of December 31, 2013 and NIS 255.7 million as of December 31, 2012.

Long-Term Loans from Banks and other Financial Institutions

The following table sets forth the principal terms of our long-term loans from banks and other financial institutions:

	December 31		Annual Interest Rate
	2012	2013	(1)
	NIS in thousands		%
In Israeli currency:
Linked to the Israeli CPI bearing a fixed interest rate	669,258	607,586	3.51
Linked to the Israeli CPI bearing a variable interest rate	211,218	197,513	4.8
Unlinked and bearing a fixed interest rate	86,804	38,054	7.5
Unlinked and bearing a variable interest rate	414,737	681,507	3.6

Total	1,382,017	1,524,660

Less - current maturities	247,581	251,089
	113,436	1,273,571

(1) Weighted average rate as of December 31, 2013.

The loans described in the table above include loans undertaken by Alon Blue Square in the aggregate amount of approximately NIS 159.6 million. The loan agreements contain undertakings by Bee Group and its subsidiaries, Dor Alon and its subsidiaries and BSRE to meet certain financial covenants. The financial covenants in Bee Group’s loan agreements include a limitation on Bee Group and its subsidiaries’ ability to distribute dividends to Alon Blue Square. As of December 31, 2013, Bee Group and its subsidiaries did not meet the financial covenants in respect of its loans amounting to NIS 70 million (out of which NIS 50 million are presented among non-current liabilities). Waivers were granted by the bank lenders, during the fourth quarter, in respect of these balances. BSRE’s loan agreements in the amount of NIS 197.5 million include a financial covenant that the maximum ratio between the outstanding debt and the rent income from BSRE’s charged properties does not exceed 7.7. As of December 31, 2013, BSRE had met these financial covenants contained in its loan agreements. A loan agreement in the amount of NIS 94.1 million with a subsidiary of Dor Alon includes financial covenants that the maximum ratio between the outstanding debt and the EBITDA shall not exceed 5.0, that the minimum equity of such subsidiary will not be less than NIS 47 million and that the EBITDA of such subsidiary will not be less than NIS 19 million. As of December 31, 2013, such subsidiary of Dor Alon had met the financial covenants contained in its loan agreements.

Debentures

The following table summarizes debentures outstanding as of December 31, 2012 and 2013 issued by (i) the Company, (ii) BSRE, of which we owned 74.71% of the shares as of March 31, 2014, and (iii) Dor Alon, of which we owned 78.43% of the shares as of March 31, 2014:

	December 31
	2012	2013
	NIS in thousands
Convertible debentures:
Issued by BSRE	119,560	91,201
Less - current maturities	29,158	29,715
	90,402	61,486

Non-convertible debentures:
Issued by the Company	259,820	306,563
Issued by BSRE	1,575,182	1,800,983
Issued by Dor Alon	740,857	681,321
	2,575,859	2,788,867

Less - current maturities	527,030	580,639
	2,048,829	2,208,228

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

On July 10, 2013, we issued additional Series C debentures in the framework of a private placement in the aggregate amount of NIS 100 million for an aggregate amount of NIS 99.3 million.

On November 15, 2013, we issued additional Series C debentures in the framework of a private placement in the aggregate amount of NIS 62 million for an aggregate amount of NIS 63.9 million.

On April 3, 2014, the Series C debentures series was expanded by a private offering of NIS 150 million for an aggregate amount of NIS 151.9 million.

Ratings of Alon Blue Square Debentures

On January 25, 2012, Midroog, an Israeli rating agency and 51% subsidiary of Moody’s Investors Services Inc., decreased the rating of Series A and C Debentures from “A1” rating to “A2/Stable”. In addition, Midroog applied the rating of “A2/Stable” for potential future issuances of up to NIS 200 million Series C Debentures by way of expansion of the current Series C Debentures.

On each of June 26, 2013 and November 14, 2013, Midroog announced that it had affirmed the “A2”/negative outlook rating for an issuance of debentures of up to NIS 100 million in principal amount through the expansion of the Series C Debentures.

In March 18, 2014, Midroog ratified the rating of P1 for commercial securities of the Company and also lowered the rating of Series A and C Debentures of the Company to A3 stable.

BSRE Debentures

In August 2006, BRSE issued 2.5 million BRSE ordinary shares of NIS 1 par value each, together with NIS 100 million par value of registered BRSE Series A debentures, which are convertible into BRSE ordinary shares, and NIS 650 million par value of registered BRSE Series B debentures. In September 2008, BSRE completed the issuance of an additional NIS 125 million in principal amount of unsecured non-convertible (Series B) debentures to institutional investors. The terms of these debentures are identical to the terms of the non-convertible (Series B) debentures issued by BSRE in August 2006. In October 2009, BSRE issued NIS 300 million par value of registered Series C debentures. In July 2010, BSRE issued NIS 110 million par value of registered BSRE Series D debentures. On January 4, 2012, BSRE completed the issuance of an additional NIS 150 million in principal amount of Series D debentures to institutional investors in Israel, in consideration for 98.5% of its par value, reflecting proceeds of 5.8%. The terms of these debentures are identical to the terms of the Series D debentures issued by BSRE on May 20, 2009. On August 28, 2012, BSRE completed the issuance of an additional NIS 49 million in principal amount of Series D debentures to institutional investors in Israel in consideration for 98.0% of its par value, reflecting proceeds of 6.0%. The terms of these debentures are identical to the terms of the Series D debentures issued by BSRE on May 20, 2009. On November 19, 2012, BSRE completed the issuance of an additional NIS 110 million in principal amount of Series D debentures to institutional investors in Israel in consideration for 107% of its par value, reflecting proceeds of 4.8%. The terms of these debentures are identical to the terms of the Series D debentures issued by BSRE on May 20, 2009. From May to August, 2013, BSRE issued additional Series D debentures in the aggregate principal amount of NIS 276 million for an aggregate consideration in the amount of NIS 324 million. On October 30, 2013, BSRE issued new Series E Debentures in the aggregate face amount of NIS 120 million for aggregate consideration of NIS 121.7 million. On January 27, 2014, BSRE completed the exchange of NIS 200 million par value of Series B debentures (recorded in the books at a liability value of NIS 238 million) pursuant to a partial exchange tender offer against an expansion of Series E Debentures at a par value of NIS 265 million.

BSRE Series A Debentures

The BSRE Series A debentures are to be redeemed in four equal annual installments on August 31 of each of the years 2013 to 2016. The Series A debentures are linked (principal and interest) to the known Israeli CPI and bear interest at an annual rate of 6.25%, which is payable semi-annually. The Series A debentures are convertible into BSRE ordinary shares from the date that they are first listed for trade on the stock exchange through August 16, 2016, except during the periods from August 17 through August 31 in each of the years 2013 to 2015. The conversion rate is subject to adjustments in the event of distribution of cash dividends. Until August 31, 2008, the conversion was effected at the rate of NIS 96.83 par value of registered Series A debentures (following adjustments due to distributions of cash dividends) for each ordinary share of NIS 1 par value; since that date and through August 16, 2016, the conversion rate is NIS 233.23 par value of registered Series A debentures (following adjustments due to distributions of cash dividends) for each ordinary share of NIS 1 par value.

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

BSRE Series C Debentures

The BSRE Series C debentures are to be redeemed in eight non-equal annual installments on October 31 of each of the years 2011 to 2018, of which six installments each in the amount of 7.5% of the debentures’ principal amount are to be redeemed on October 31 of each of the years 2011 to 2016, and two installments each in the amount of 27.5% of the debentures’ principal amount are to be redeemed on October 31 of each of the years 2017 to 2018. The Series C debentures are linked to the known CPI and bear interest at an annual rate of 4.2% which is payable semi-annually on April 30 and October 31 of each of the years 2010 to 2018.

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

The terms of the debentures determine that in case Midroog or another rating agency were to reduce the Company’s rating to A3, the annual interest rate will increase by 0.35%. If the rating were to be reduced further, then the annual interest rate will increased by 0.35% multiplied by the number of notches that the Company’s rating is reduced below A3.

BSRE Series E Debentures

The BSRE Series E debentures are to be redeemed in six non-equal annual installments on May 31 of each of the years 2018 to 2023, of which four installments each in the amount of 7.5% of the debentures’ principal amount are to be redeemed on May 31 of each of the years 2018 to 2021, and two installments each in the amount of 35% of the debentures’ principal amount are to be redeemed on May 31 of each of the years 2022 to 2023. The Series E debentures are linked (principal and interest) to the Israeli CPI and bear fixed interest of 3.3% which is payable semi-annually on May 31 and November 31 of each of the years 2014 to 2023. BSRE committed to comply with various financial covenants and not to create a current charge on any of its assets in favor of any third party to secure any debt or liability without the consent of the Series E Debenture holders or unless the charge is created also in favor of the debenture holders at the same ranking.

Rating of BSRE Debentures

On December 26, 2013, Midroog ratified the A1 rating on the debentures (series A to E) issued by BSRE, while changing outlook from negative to stable. In addition, Midroog granted A1 rating with stable outlook for debentures up to NIS 100 million par value which BSRE intends to issue by expanding one of its existing series. On February 18, 2014, Midrog inserted BSRE Debentures into credit review with negative implications.

Dor Alon Debentures

In October 2004 a subsidiary of Dor Alon, Dor Energy Debenture Issue 1 Ltd. (“Dor Debenture”), issued debentures with a principal amount of NIS 74 million to institutional investors at their par value. In May 2005, a subsidiary of Dor Alon, Dorgas Batuchot Ltd. issued debentures with a par value of NIS 98 million. During 2005, Dor Alon issued approximately NIS 325 million principal amount of Series A convertible debentures (redeemed in full in May 2011) and NIS 200 million principal amount of Series B debentures. During 2006, Dor Alon issued an additional issuance of NIS 385 million principal amount of Series B debentures, which represented an increase of the Series B issue, and its terms are identical to the terms of the original Series B issue listed on the Tel Aviv stock exchange. In September 2009, Dor Alon completed a public issuance of a principal amount of NIS 81 million (before issuance costs) of Series C debentures and of a principal amount of NIS 139 million (before issuance costs) of Series D debentures.

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

Dorgas Batuchot Ltd. Debentures

These debentures with a par value at the date of issue of NIS 96 million are linked (principal and interest to the Israeli CPI). The debentures bear a fixed rate of annual interest of 4.95%. The interest and principal is repayable in quarterly installments up to June 2020. Dorgas Batuchot debentures include a financial covenant requiring that the ratio between adjusted net income over the last 12 months from the liquefied petroleum gas activity and the quarterly payments of principal and interest on the debentures will be less than 1.05. As of December 31, 2013, Dor Debentures Dorgas Batuchot met the financial covenants relating to these debentures.

Dor Debentures

Dor Debentures issued two series of debentures to institutional investors:

Series 1 with a par value at the date of issue of NIS 13 million, which are linked (principal and interest) to the Israeli CPI. The debentures bear a fixed rate of annual interest of 6.45%. The interest and principal repaid in semi-annual equal payments on April 20 and October 20 up to 2016 (inclusive). As of December 31, 2013, Dor Debentures did not meet the financial covenants relating to the series 1 debenture. At the request of the trustee, the Company provided a bank guarantee of NIS 6.6 million that was valid up to January 31, 2014 and was extended to July 2014.

Series 2 with a par value at the date of issue of NIS 62 million are linked (principal and interest) to the Israeli CPI. The debentures bear a fixed rate of annual interest of 6.45% for a period of 15 years, of which NIS 27 million in principal amount is payable in 15 annual payments on April 20 in the years 2005 to 2019 (inclusive) and the balance of NIS 35 million in principal amount is payable in one payment on October 20, 2019. The interest on the principal amount of NIS 27 million is payable annually in the years 2005 to 2019 (inclusive) on April 20, and interest on the principal amount of NIS 35 million is payable semi-annually on April 20 and October 20 for the years 2005 to 2019 (inclusive). Dor Debentures series 2 debentures include financial covenants requiring that (i) the ratio between the EBITDA of 17 joint ventures and their financial expenses will not be less than 1.1, (ii) the ratio between adjusted net cash flow of 17 filling stations held by joint ventures and the financial expenses on loans from parent companies will not be less than 1.2, and (iii) the ratio between income of the Dor Debentures and the annual payments of principal and interest on the debentures will not be less than 1.09. As of December 31, 2013, Dor Debentures met the financial covenants relating to the series 2 debenture.

Rating of Dor Alon Debentures

As of December 31, 2013, Dor Alon’s Series B Debentures were unrated and Series C and D Debentures were rated A2 with a stable outlook, Dorgas Batuchot Debentures were rated Aa2, and the Dor Debentures were rated A2.

For additional information on charges pertaining to the collateralized long-term loans, see note 35 to our consolidated financial statements.

Commitments for Capital Expenditures

As of December 31, 2013, we had entered into agreements for investments in real estate, investment property, land and buildings, constructions work, fixtures, equipment and leasehold improvements in the total amount of approximately NIS 215 million, or $61.9 million. We intend to finance these investments from cash generated by our operations and from loans from banks or other financial institutions.

C.       Research and Development, Patents and Licenses.

Not applicable.

D.       Trend Information.

Supermarkets

Based on data published by the Israeli Central Bureau of Statistics of the retail sales of food, drinks and tobacco in Israel, we estimate that approximately 31.5% of the total retail sales of food, beverages and tobacco in Israel in 2013 was made by the two large chains and approximately 31.3% of the estimated retail sales made by supermarkets, groceries and mini-markets in Israel in 2013 was made by the two large chains.

The food retailing industry has been subject to increased competition in recent years. We estimate that our market share of the total retail market of food, beverages and tobacco decreased to 11.4% in 2013 from 11.94% in 2012. The market share of our largest competitor, Shufersal, based on its financial reports, was approximately 20.1% of the total retail market of food, beverages, and tobacco in 2013, compared to 20.2% in 2012 (this calculation is based on the estimate of the Central Bureau of Statistics of the total retail market for food, beverages and tobacco, and our estimate for market growth of 3.5% in 2013). In 2013, very low-priced other supermarket chains continued to aggressively increase their market share and expand their presence in locations throughout Israel, often geographically beyond their original location. The increased competition has led to increased downward pressure on prices.

Additionally, according to Nielsen, the quantity of food, beverages, home products and near food products purchased by consumers in Israel declined by 1% in 2013 as compared to 2012. This trend has continued in the beginning of 2014 according to a report by Nielsen issued in March 2014.

In 2013, we opened four new supermarket stores to compete in selective areas in which we did not believe we had sufficient market presence. In addition, as part of our efficiency strategy, during 2013, we reduced by approximately 12,600 square meters our supermarket store space as a result of stores sold to third parties and the reduction of store space.

In recent years we have witnessed a global trend of supermarkets specializing in organic and health products. We own approximately 51% of the holdings of Eden Teva, which operates organic/health food supermarkets and cater to the growing local demand for organic, natural and health food. We are solidifying and expanding our market share in organic/health food market with the goal of establishing Alon Blue Square as a leader of Israel’s emerging organic/health food market.

Commercial and Fueling Sites

Dor Alon is the fourth leading company in Israel for the distribution of petroleum products, with 206 filing stations. The three largest companies in Israel distributing petroleum products have an aggregate of 755 filing stations. In addition, there are 144 filing stations operated by other smaller companies.

Dor Alon anticipates opening and operating an additional seven to ten commercial and filling stations during 2014 and 2015. Dor Alon has plans and agreements to plan, establish and operate additional filling stations, and these stations are currently in different stages of authorization and establishment.

Dor Alon intends to expand its holding in marketing section to natural gas industry. Dor Alon has entered into an agreement to purchase natural gas from Tamar Partnership in order to provide the energy requirements of Sugat. For further information see “Item 4. Information on the Company – B. Business Overview – Fueling and commercial sites – other activities.” In addition, Dor Alon plans to expand its independent convenience stores chain outside of the filling stations.

Real Estate

The shopping centers industry is more moderately affected by macroeconomic changes, but is not immune to changes in the dynamic environment. There is currently a high demand for existing space in malls and shopping centers; however a slowdown in the economic growth and an increase in living costs may reduce the demand for new commercial space. In addition, shopping centers are considered to be immune because they have a large dispersion of tenants, are a preferred alternative for recreation and leisure time for families and there is a low impact of the store income on rent payments therefore there is stability in proceeds.

The average occupancy in shopping centers in 2013 remains high and increased to approximately 95% from 89.5% in 2012. In addition, there was an increase in the income of stores in malls and an increase in the income of commercial real estate companies, which led to an increase in the value of assets.

The change in the tenant mix in shopping centers which is characterized by the exit of food chains and entry of international fashion chains lead to an increase in the operating profit, while maintaining high occupancy rates.

Beginning as of the last quarter of 2012 and through 2013, there was an increase in shopping centers, resulting in a downward pressure on prices. Additionally, there is an increase in the rate of building starts, especially in the periphery of Israel and not only in the center of Israel. In the coming years, a number of new shopping malls are planned to be opened, which will enhance competition. Moreover, new neighborhood commercial centers are expected to be built and serve as an anchor for local commercial activities. BSRE expects that the sturdiness of the shopping centers sector will remain strong compared to a relative weakness in the offices industry.

E.        Off-Balance Sheet Arrangements.

None.

F.        Tabular Disclosure of Contractual Obligations.

The following table sets forth certain information concerning our obligations and commitments to make future payments under contracts, such as debt and lease agreements:

	2014	2015	2016	2017	2018	2019	2020 and thereafter	Total

Long term loans from banks (1)	251,089	334,388	198,595	220,325	100,917	67,421	340,006	1,512,741
Non Convertible Debentures issued by the Company (2) (3)	109,060	26,674	26,674	26,674	26,674	26,674	80,021	322,451
Non-Convertible Debentures issued by BSRE (4)	252,674	252,674	252,675	275,595	284,716	196,734	290,980	1,806,048
Convertible Debentures issued by BSRE (4)	29,715	29,715	31,771	-	-	-	-	91,201
Non-Convertible Debentures issued by Dor Alon (5)	212,868	213,130	141,122	31,126	11,163	56,413	4,844	670,666
Loan from related party	-	9,250	-	-	-	-	-	9,250
Loan from others	-	-	-	-	-	-	2,669	2,669
Short term credit from banks (6)	709,409	-	-	-	-	-	-	709,409
Commercial paper (7)	120,403	-	-	-	-	-	-	120,403
Purchase Obligations	36,905	-	-	-	-	-	-	36,905
Purchase Obligations – BSRE	34,905	-	-	-	-	-	-	34,905
Non-cancelable Long term leases (8)	353,078	318,205	282,410	250,775	207,100	151,304	470,872	2,033,744
Total contractual cash obligations	2,110,106	1,184,036	933,247	804,495	690,570	498,546	1,189,392	7,350,391

(1)	The table above does not include payments of interest on our long-term loans because the actual interest payments on most of the loans are dependent on variable parameters, such as changes in the Israeli CPI, or variable interest rates which cannot be predicted at the date of this report. Without taking into account any changes in the Israeli CPI or changes in foreign currency rates and assuming the relevant variable interest rate will remain at its level as it was as of December 31, 2013 (3.86% per annum), interest payments on the long-term loans (in thousands) would be, NIS 58,418 in 2014, NIS 48,722 in 2015, NIS 35,809 in 2016, NIS 28,139 in 2017, NIS 19,631 in 2018, NIS 15,734 in 2019 and NIS 13,130 in 2020 and beyond.

(2)	These debentures bear interest at an annual rate of 5.9% and are linked (principal and interest) to the Israeli CPI, but in the event the Israeli CPI is less than the base index (index known at date of issuance), the amount of debentures will not be adjusted below the base index. Without taking into account any changes to the Israeli CPI, interest payments on the Non-Convertible Debentures (in thousands) would be NIS 4,861 in 2014. The table above does not include payments of interest on our debentures because the actual interest payments on these debentures will depend on changes in the Israeli CPI, which cannot be predicted at the time of this report.

(3)	These debentures bear interest at an annual rate of 2.5% and are linked (principal and interest) to the Israeli CPI but in the event the Israeli CPI is less than the base index (index known at date of issuance), the amount of debentures will not be adjusted below the base index. Without taking into account any changes to the Israeli CPI, interest payments on the Non-Convertible Debentures (in thousands) would be NIS 6,002 in 2014, NIS 5,335 in 2015, NIS 4,668 in 2016, NIS 4,001 in 2017, NIS 3,334 in 2018, NIS 2,667 in 2019 and NIS 4,001 in 2020 and beyond. The table above does not include payments of interest on our debentures because the actual interest payments on these debentures will depend on changes in the Israeli CPI, which cannot be predicted at the time of this report. The principal is repayable in twelve equal annual installments on November 4 of each of the years 2011 to 2022 (inclusive).

(4)	The Non-Convertible Debentures and the Convertible Debentures (Series A, Series B Series C, Series D and E) bear interest at an annual rate of 6.25%, 4.7%, 4.2%, 4.5 % and 3.3%, respectively, and are linked (principal and interest) to the Israeli CPI, but in the event the Israeli CPI is less than the base index (index known at date of issuance), the amount of debentures will not be adjusted below the base index. Without taking into account any changes to the Israeli CPI, interest payments on the Non-Convertible Debentures (in thousands) would be NIS 80,441 in 2014, NIS 68,686 in 2015, NIS 56,930 in 2016, NIS 45,174 in 2017, NIS 33,036 in 2018, NIS 20,597 in 2019 and NIS 11,854 in 2020 and beyond. Without taking into account any changes to the Israeli CPI, based on the principal amount of the Convertible Debentures as of December 31, 2013 and assuming no additional conversion of debentures, interest payments on the Convertible Debentures (in thousands) would be NIS 5,700 in 2014, NIS 3,843 in 2015, and NIS 1,986 in 2016. The table above does not include payments of interest on our debentures because the actual interest payments on these debentures will depend on changes in the Israeli CPI, which cannot be predicted at the time of this report.

(5)	The Non-Convertible Debentures and the Convertible Debentures (Series B, Series C, Series D, DorGas and Dor Debentures) bear interest at an annual rate of 5%, 4.1%, 6.65%, 4.95% and 6.45%, respectively, and Series B linked (principal and interest) to the Israeli CPI, but in the event the Israeli CPI is less than the base index (index known at date of issuance), the amount of debentures will not be adjusted below the base index and Series C bears interest of government bonds+2.25%. Without taking into account any changes to the Israeli CPI and interest of government bonds, interest payments on the Non-Convertible Debentures (in thousands) would be NIS 39,118 in 2014, NIS 26,814 in 2015, NIS 14,494 in 2016, NIS 5,769 in 2017, NIS 4,356 in 2018, NIS 3,757 in 2019 and NIS 240 in 2020 beyond.

(6)	The table above does not include interest on our short term credit from banks (2013: 3.75%- per year).

(7)	On June 30, 2009, the Company issued commercial paper to institutional investors in an amount of NIS 40 million for a period of four years. The commercial paper bears annual interest at a variable rate equal to the Bank of Israel Interest Rate plus 1.5%, payable semi-annually beginning on December 30, 2009. The commercial paper was redeemed in full in July, 2013. In August 2012 the Company issued commercial paper to institutional investors in an amount of NIS 71 million for a period of five years. The commercial paper bears annual interest at a variable rate equal to the Bank of Israel Interest Rate plus 1.85%, payable quarter-annually beginning on November 2012. The average annual interest rate for the three months ended December 31, 2013 was 2.8%. Therefore, the table above does not include the amount of interest on commercial paper. The principal of the commercial paper is redeemable every three months at the demand of one of the parties, but in any event, the last redemption date of the principal was July 2012. In addition, in June 2013 the Company issued commercial paper to institutional investors in an amount of NIS 45 million for a period of five years. The commercial paper bears annual interest at a variable rate equal to the Bank of Israel Interest Rate plus 1.80%, payable quarter-annually beginning on November 2012. The average annual interest rate for the three months ended December 31, 2013 was 2.8%. Therefore, the table above does not include the amount of interest on commercial paper. The principal of the commercial paper is redeemable every three months at the demand of one of the parties, but in any event, the last redemption date of the principal will be July 2017.

(8)	Includes mainly apartment lease arrangements.

*	The table above does not include severance payment obligations because the actual severance payments will depend on the dates of payment, which cannot be predicted at the time of this report. As of December 31, 2013, the Company had severance payment obligations in an amount of NIS 534 million and a severance payment fund in an amount of NIS 463 million.

**	The table above does not include a provision for uncertain tax positions in the amount of 9.4 million.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management.

The following table lists the name, age and position of the directors and senior management of Alon Blue Square and four officers of our subsidiaries as of March 31, 2014.

Name	Age	Position
Yitzhak Bader	67	Chairman of the Board of Directors and Director
David Wiessman	59	Chief Executive Officer, Chief Operating Decision Maker (CODM) and Director
Shlomo Even	57	Director
Diana Bogoslavsky	55	Director
David Alphandary (1) (2)	78	Director
Uzi Baram (1) (2) (3)	76	Director
Avraham Meron (1) (3)	74	Director
Mordehay Ventura	59	Director
Limor Ganot	41	Co- Chief Executive Officer
Yehuda van der Walde	42	Chief Financial Officer
Ortal Klein	45	Corporate Secretary & Legal Counsel

Daniel Garabagi	50	Head of Information Technology Division
Motti Keren	50	Chief Executive Officer of Mega Retail
Zeév Stein	60	Chief Executive Officer of Blue Square Real Estate Ltd.
Israel Yaniv	67	Chief Executive Officer of Dor Alon
Raviv Brookmayer	57	Chief Executive Officer of Naaman Group

(1) Member of the Compensation Committee.Audit Committee and Compliance Committee.

(2) External director.

(3) Member of the Corporate Governance Committee.

Yitzhak Bader has served as our Chairman of our Board of Directors since January 2013 and as a director since June 2003. Mr. Bader is currently Chief Executive Officer of Granot, a purchasing organization of the kibbutzim. He is also Chairman of the board of directors of Alon Israel Oil Company Ltd. and Joint Chairman of Dor-Alon Energy In Israel (1988) LTD., and a director in the following companies: Alon Retail, Mega Retail, Alon Natural Gas Explorations Ltd., Dor Alon Retail Sites Management Ltd., Dor Alon Gas Technologies Ltd., Alon USA Energy, Inc., Alon Partners GP, Alon USA Operating, Inc., Alon USA GP, LLC, Alon USA Capital Inc., Alon Assets Inc., Alon USA Inc., BSRE, Pri-Gat Ltd., Rimon Counseling and Management of Services Ltd., Meiram Water and Infrastructures Ltd., various entities under control of Granot, One Technologies Software (ASD) Ltd., Gat Givat Haim Cooperative Society for Preservation of Agricultural Products Ltd., and Tnuva Central Cooperative for the Marketing of Agriculture Produce in Israel Ltd.

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

Limor Ganot has served as our Co-Chief Executive Officer since April 2013. Pursuant to her employment agreement with Alon Israel Oil Company Ltd., Ms. Ganot is to spend two-thirds of her working time as Co-CEO of Alon Blue Square and one-third of her time working with other companies in the Alon Group. Ms. Ganot has served in different positions in Alon Israel Oil Company Ltd., from 2004, and in her last position served as Vice President Business Development and Mergers and Acquisitions at Alon Israel Oil Company Ltd. Ms. Ganot holds a BA in Accounting and Economics from the Tel Aviv University and is a certified accountant in Israel. Ms Ganot serves as a director in Mega Retail Ltd., Dor Alon Retail Sites Management Ltd., Bee Group Retail Ltd., Naaman Group (N.V.) Ltd., Diners Club Israel Ltd., Blue Square Dor Alon Customers Club LP, Kfar Hashashuim Toy Chain stores Ltd., several subsidiaries of Blue Square Real Estate Ltd. related to the Tel Aviv Wholesale Market Project, and the Givon Parking Lot project, and other companies in the Alon Blue Square group. Ms Ganot serves as chairman of the board of Alon Cellular Ltd.

Yehuda van der Walde has served as our Chief Financial Officer since November 2013. Mr. van der Walde has also served as the Chief Accounting Officer from June 2012 to November 2013. From December 2007 until June 2012, Mr. van der Walde has served as controller of the Company and Mega Retail. Mr. van der Walde holds a B.A degree in Accounting and Economy and an M.A in Accounting, both from Bar Ilan University and is a Certified Public Accountant in Israel.

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

Termination of Office

Dror Moran served as our Vice President and Chief Financial Officer and the General Manager of “You” Club until the second half of 2013. Asher Ben-Shoshan served as our head of the Human Resources Division until October 31, 2013.

Arrangements for the Election of Directors

As of March 31, 2014, Alon, directly and indirectly through Alon Retail, owned approximately 72.71% of our outstanding ordinary shares. So long as Alon continues to own beneficially more than 50% of our outstanding ordinary shares and voting power, it will be able to control the outcome of matters requiring shareholder approval that do not require a special majority, including the election of all Alon Blue Square directors, other than Alon Blue Square’s two external directors. The election of the external directors requires that at least a majority of the votes of the shareholders who are not controlling shareholders and do not have a personal interest in the appointment (excluding a personal interest which did not result from the shareholder’s relationship with the controlling shareholder) who participate in the vote, vote for their nomination (without taking into account abstentions), or that the total number of shares voted against the proposal by shareholders who are not controlling shareholders and do not have a personal interest does not exceed two percent of the aggregate voting rights in the Company.

B.      Compensation

The following table sets forth the aggregate compensation we paid or accrued on behalf of all persons who served as Alon Blue Square directors or senior management for services they rendered Alon Blue Square and its subsidiaries, for the year ended December 31, 2013. The table also includes compensation to individuals who ceased to serve as directors or executive officers during the year.

	Salaries, fees, expenses, directors’ fees, commissions and bonuses	Pension, retirement and similar benefits
	(in millions)	(in millions)
All directors, senior management and Acting Chairman as a group	$4.1 (NIS 14.3)	$ 0.4 (NIS 1.4)

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

We also agreed to pay David Wiessman, our Chief Executive Officer, Chief Operating Decision Maker and a director and our former Executive Chairman of the Board, a monthly payment of NIS 42,456 plus VAT commencing from November 15, 2005, the date Mr. Wiessman became Executive Chairman of the board of directors. The compensation is linked to changes in Israel’s CPI since November 2005, and is updated every three months (therefore the currently monthly amount is NIS 50,943). No additional fees are paid to Mr. Wiessman for attending meetings of the board of directors or any committee of the board of directors. Mr. Wiessman is also entitled to reimbursement of actual expenses (upon submission of receipts) incurred by him in connection with his service as Chief Executive Officer and Chief Operating Decision Maker. In September 2013 the shareholders re-approved this arrangement following the approval of our compensation committee and board of directors.

We also agreed to pay Limor Ganot, our Co-Chief Executive Officer, a monthly payment of NIS 45,000 commencing from January 1, 2013. The compensation is linked to changes in Israel’s CPI since January 2013. Ms. Ganot is also entitled to social benefits and reimbursement for actual expenses (upon submission of receipts) incurred by her in connection with her service as Co-Chief Executive Officer. Ms. Ganot entitled to a vehicle, a cellular phone and a cellular line. In September 30, 2013 the shareholders approved this arrangement following the approval of our compensation committee and the board of directors.

Under the terms of the employment agreement, Ms. Ganot may concurrently work for Alon or a company related to Alon in a part-time capacity not exceeding thirty-three percent (33%) of full-time working capacity so long as such other positions do not conflict with Ms. Ganot’s position with the Company.   The Chief Executive Officer and Chief Operating Decision Maker will at the end of each calendar year recommend whether Ms. Ganot will receive an annual bonus and the terms of such bonus in accordance with the terms of the Compensation Policy approved by the Company shareholders and on the basis of criteria established therein and will be approved as required by law. In addition, subject to the Compensation Policy, if the Board of Directors approves the adoption of an option plan, Ms. Ganot may participate in such plan, subject to any approvals required by law.

BSRE incurred compensation costs of approximately NIS 1,868,000 for its CEO, Mr. Zeev Stein, for the year 2013 (including a severance payment payable by Dor Alon in connection with his former employment with Dor Alon) plus an annual bonus of NIS 540,000 to be paid subject to shareholder approval. Under his employment agreement, Mr. Stein is entitled to a salary and customary fringe benefits, including a car lease and social benefits. In addition, Mr. Stein is entitled to severance compensation in excess of that which is required under law (200% of required severance in the case of dismissal and 175% of required severance in case of voluntary termination by Mr. Stein). Mr. Stein hold 0.21% of BSRE’s issued and outstanding shares, following the exercise of options granted to him under BSRE’s option plan.

Dor Alon incurred compensation costs of approximately NIS 1,712,000 for its CEO, Mr. Israel Yaniv, for the year 2013 plus an annual bonus of NIS 623,000 on account of 2012. Under his employment agreement, Mr. Yaniv is entitled to an annual bonus equal to no more than eight monthly salaries, at the discretion of Dor Alon’s board of directors. In the event of termination of Mr. Yaniv’s employment with Dor Alon, he is entitled to a notice period of 10 months and to a severance package equal to one and a half months’ salaries for every year of employment, other than in those situations where Dor Alon would not be required to pay severance under the law.

Naaman Group agreed to pay its CEO, Mr. Raviv Brookmayer a monthly payment of NIS 83,000 plus an extra monthly salary. Under his employment agreement, Mr. Brookmayer is entitled to a salary and customary fringe benefits, including a car lease, cell phone, a home phone line at the expense of Naaman Group up to a cap set in the employment agreement, social benefits and reimbursement of actual expenses incurred by him in connection with his service as CEO. Mr. Brookmayer will also be entitled as of 2013 to an annual bonus of up to NIS 850,000 for every calendar year of employment and subject to Naaman Group financial results targets, which were not met for 2013. In the event of termination of employment, Mr. Brookmayer’s is entitled advance notice of 90 days, severance pay as required by law, and three to six months of “garden leave,” subject to the terms and conditions set forth in his employment agreement.

During 2010, our controlling shareholder, Alon, granted an option to D.B.W Investments Ltd. a company controlled by Mr. David Wiessman, our Chief Executive Officer, Chief Operating Decision Maker and a director and our former Executive Chairman of the Board, to purchase 1,308,808 of our shares held by Alon. The option is exercisable in five equal portions at the end of each calendar year from 2010 until 2014 and for a period of 18 months from the time each portion vests. In addition, Alon granted Mr. Wiessman an option to convert his direct holdings in Alon (2.71% of outstanding shares) into 1.06% of the outstanding ordinary shares of Alon Blue Square. In December 2012, Mr. Wiessman exercised the option, pursuant to which he holds approximately 1.06% of the outstanding shares of Alon Blue Square as of March 31, 2014.

On September 30, 2013, our shareholders approved the adoption of a compensation policy applicable to Company officers and directors. For further information, see “Item 10. Additional Information – B. Memorandum and Articles of Association – Compensation Policy”

C.           Board Practices

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

Pursuant to the Israeli Companies Law, 1999, one may not be elected and may not serve as a director in a public company if he or she does not have the required qualifications and the ability to dedicate an appropriate amount of time for the performance of his duties as a director in the company, taking into consideration, among other things, the special needs and size of the company. In addition, a public company may convene an annual general meeting of shareholders to elect a director, and may elect such director, only if prior to such shareholders meeting, the nominee declares, among other things, that he or she possess all of the required qualifications to serve as a director (and lists such qualifications in such declaration) and that he or she has the ability to dedicate an appropriate amount of time for the performance of his or her duties as a director of the Company.

Under the Israeli Companies Law, the entering by a public company into a contract with a non-controlling director as to the terms of his office, including exculpation, indemnification or insurance, requires the approval of the compensation committee, the board of directors and the shareholders of the Company.

The appointment and terms of office of all our officers, other than directors and the general manager (Chief Executive Officer), are determined by the general manager, subject to the approval of our board of directors and our compensation committee and subject to our Compensation Policy approved by our shareholders.

We and our subsidiaries have no service contract with any of our directors that provide for benefits upon termination of their employment as directors.

Substitute Directors

Our Articles of Association provide that any director may appoint another person to serve as a substitute director and may cancel such appointment. The identity of a substitute director requires the approval of the board of directors. Under the Israeli Companies Law, a person who is not himself qualified to be appointed as a director, a person who is already serving as a director or a person who is already serving as a substitute director for another director, may not be appointed as a substitute director. Nevertheless, a director who is already serving as a director may be appointed as a substitute director for a committee of the board of directors so long as he or she is not already serving as a member of such committee, and if the substitute director is to replace an external director, he or she is required to qualify as an external director and to have either “financial and accounting expertise” or “professional expertise”, depending on the qualifications of the external director he or she is replacing. Otherwise, a substitute director cannot be appointed as an external director.

The term of appointment of a substitute director may be for one meeting of the board of directors or until notice is given of the cancellation of the appointment. To our knowledge, no director currently intends to appoint any other person as a substitute director, except if the director is unable to attend a meeting of the board of directors.

Independent and External Directors

Israeli Companies Law Requirements

We are subject to the provisions of the Israeli Companies Law. The Israeli Minister of Justice has adopted regulations exempting companies, like Alon Blue Square, whose shares are traded outside of Israel, from some provisions of the Israeli Companies Law.

Under the Israeli Companies Law, companies incorporated under the laws of Israel whose shares are either (i) listed for trading on a stock exchange or (ii) have been offered to the public in or outside of Israel, and are held by the public (Public Company) are required to appoint at least two external directors. The Israeli Companies Law provides that a person may not be appointed as an external director if the person is a relative of the controlling shareholder or if the person or the person’s relative, partner, employer, someone to whom he is subordinated directly or indirectly or any entity under the person’s control, has, as of the date of the person’s appointment to serve as external director, or had, during the two years preceding that date, any affiliation with us, our controlling shareholder, any relative of our controlling shareholder, as of the date of the person’s appointment to serve as external director, or any entity in which, currently or within the two years preceding the appointment date, the controlling shareholder was the company or the company’s controlling shareholder; and in a company without a controlling shareholder or without a shareholder holding 25% or more of the voting rights in the company – any affiliation to the chairman of the board of directors, to the general manager (Chief Executive Officer), to a shareholder holding 5% or more of the company’s shares or voting rights, or to the chief officer in the financial field as of the date of the person’s appointment. The term “affiliation” includes:

an employment relationship;

a business or professional relationship maintained on a regular basis;

control; and

service as an office holder, other than service as a director who was appointed in order to serve as an external director of a company when such company was about to make an initial public offering.

Under the Israeli Companies Law, an “office holder” is defined as a general manager, chief business manager, deputy general manager, vice-general manager, any person filing any of these positions in a company even if he holds a different title, director or any manager directly subordinate to the general manager.

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

Regulations under the Israeli Companies Law, provide for various instances and kinds of relationships in which an external director will not be deemed to have “affiliation” with the public company for which he or she serves, or is a candidate for serving as an external director.

No person can serve as an external director if the person’s positions or other businesses create, or may create, a conflict of interests with the person’s responsibilities as a director or may impair his or her ability to serve as a director. In addition, a person who is a director of a company may not be elected as an external director of another company if, at that time, a director of the other company is acting as an external director of the first company. Until the lapse of two years from termination of office, a company, its controlling shareholder, or a company controlled by its controlling shareholder may not engage an external director, or his spouse, or his child to serve as an office holder in the company or in any entity controlled by the controlling shareholder and cannot employ or receive professional services for consideration from that person, and may not grant such person any benefit either directly or indirectly, including through a corporation controlled by that person. The same restrictions above apply to relatives other than a spouse or a child, but such limitations shall only apply for one year from the date such external director ceased to be engaged in such capacity. In addition, if at the time an external director is appointed all the current members of the board of directors, who are neither controlling shareholders nor relatives of controlling shareholders, are of the same gender, then the external director to be appointed must be of the other gender.

Under the Companies Law, a public company is required to appoint as an external director, a person who has “professional expertise” or a person who has “financial and accounting expertise,” provided that at least one of the external directors must have “financial and accounting expertise”. Under regulations, a director having financial and accounting expertise is a person who, due to his or her education, experience and qualifications is highly skilled in respect of, and understands, business-accounting matters and financial reports in a manner that enables him or her to understand in depth the company’s financial statements and to stimulate discussion regarding the manner in which the financial data is presented. Under the regulations, a director having professional expertise is a person who has an academic degree in either economics, business administration, accounting, law or public administration or other academic degree or has completed other higher education studies, all in an area relevant to the main business sector of the company or in a relevant area for the board position, or has at least five years experience in one of the following or at least five years of aggregate experience in two or more of the following: a senior management position in the business of a corporation with a substantial scope of business, in a senior position in the public service or a senior position in the main field of the company’s business.

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

The initial term of an external director is three years and may be extended for two additional three-year terms under certain circumstances and conditions. Nevertheless, Regulations under the Israeli Companies Law provide that companies, like Alon Blue Square (whose shares are listed for trading both on the Tel Aviv Stock Exchange and on the New York Stock Exchange), may appoint an external director for additional three-year terms, under certain circumstances and conditions. An external director may be removed only in a general meeting, by the same percentage of shareholders as is required for his or her election, or by a court, and in both cases only if the external director ceases to meet the statutory qualifications for his or her appointment or if he or she violates his or her duty of loyalty to the company. Each committee authorized to exercise any of the powers of our board of directors is required to include at least one external director and our audit committee and compensation committee are required to include all of our external directors.

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

David Alphandary and Uzi Baram currently serve as Alon Blue Square external directors.

New York Stock Exchange Requirements

See below “Audit Committees - New York Stock Exchange Requirements” for a description of the independence requirements for audit committee members under applicable NYSE rules.

Audit Committees

Israeli Companies Law Requirements

Under the Israeli Companies Law, the board of directors of a public company must appoint an audit committee, comprised of at least three directors including all of the external directors.

The majority of the members of the audit committee, as well as the majority of members present at audit committee meetings, must be “independent” (as such term is defined below) and the chairman of the audit committee must be an external director. In addition, the following are disqualified from serving as members of the audit committee: the chairman of the board of directors, the controlling shareholder and his relatives, any director employed by the company or by its controlling shareholder or by an entity controlled by the controlling shareholder, a director who regularly provides services to the company or to its controlling shareholder or to an entity controlled by the controlling shareholder, and any director who derives most of its income from the controlling shareholder.

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

Additional functions to be performed by the audit committee include, among others, the following: determination whether certain related party actions and transactions are “material” or “extraordinary” for purposes of the requisite approval procedures; to assess the scope of work and compensation of the company’s independent accountant; to assess the company’s internal audit system and the performance of its internal auditor and if the necessary resources have been made available to the internal auditor considering the company’s needs and size; to determine arrangements for handling complaints of employees in relation to flaws in the business management of the company and the protection for such employees; and to determine whether certain related party actions and transactions are “material” or “extraordinary” for the purpose of the requisite approval procedures under the Companies Law, whether certain transactions with a controlling shareholder will be subject to a competitive procedure (regardless of whether or not such transactions are deemed extraordinary transactions) and to set forth the approval process for transactions that are “non-negligible” (i.e. transactions with a controlling shareholder that are classified by the audit committee as non-negligible, even though they are not deemed extraordinary transactions), as well as determining which types of transactions would require the approval of the audit committee, optionally based on criteria which may be determined annually in advance by the audit committee.

New York Stock Exchange Requirements

Under New York Stock Exchange rules, Alon Blue Square is required to maintain an audit committee consisting only of independent directors.

The independence requirements of Rule 10A-3 of the Securities Exchange Act of 1934 Act implement two basic criteria for determining independence: (i) audit committee members are barred from accepting directly or indirectly any consulting, advisory or other compensatory fee from the issuer or an affiliate of the issuer, other than in the member’s capacity as a member of the board of directors and any board committee, and (ii) audit committee members may not be an “affiliated person” of the issuer or any subsidiary of the issuer apart from his or her capacity as a member of the board and any board committee.

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

The duty of care includes a duty to use reasonable means to obtain information on the appropriateness of a given action brought for his approval or performed by him by virtue of his position and all other important information pertaining to the previous actions.

The duty of loyalty requires an office holder to act in good faith and for the benefit of the company, and includes a duty to: (i) refrain from any action involving conflict of interest between the performance of his duties in the company and his personal affairs; (ii) refrain from any activity that is competitive with the company’s business; (iii) refrain from usurping any business opportunity of the company to receive a personal gain for himself or others; and (iv) disclose to the company any information or documents relating to a company’s affairs which the office holder has received due to his position as an office holder.

Under the Israeli Companies Law, directors’ compensation arrangements require Compensation committee approval, board of directors’ approval and shareholder approval.

The Israeli Companies Law requires that an office holder of a company promptly and, in any event, not later than the first board meeting at which the transaction is discussed, disclose any personal interest that he may have and all related material fact or document known to him, in connection with any existing or proposed transaction by the company. A personal interest of an office holder includes a personal interest of his relative, of a company in which the office holder or his relative is, a shareholder which holds 5% or more of company’s share capital or its voting rights, a director or a general manager, or in which he or she has the right to appoint at least one director or the general manager. A personal interest also includes a personal interest of a person who votes according to a proxy of another person, even if the other person has no personal interest, and a personal interest of a person who gave a proxy to another person to vote on his behalf – all whether the discretion how to vote lies with the person voting or not. In the case of an extraordinary transaction, the office holder’s duty to disclose applies also to a personal interest of the office holder’s relative.

Under Israeli law, an extraordinary transaction is a transaction which is not in the ordinary course of business, not on market terms or which is likely to have a material impact on the company’s profitability, assets or liabilities.

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

If the transaction is an extraordinary transaction, both the audit committee and the board of directors, in that order, must approve the transaction. Under specific circumstances, shareholders approval may also be required. Whoever has a personal interest in a matter, which is considered at a meeting of the board of directors or the audit committee, may not be present at this meeting or vote on this matter. However, if the chairman of the board of directors or the chairman of the audit committee has determined that the presence of such person is required to present a matter to the meeting, such officer holder may be present at the meeting. Notwithstanding the foregoing, if the majority of the directors have a personal interest in a matter, a director who has the personal interest in this matter may be present at this meeting or vote on this matter, but the board of directors’ decision requires the shareholder approval.

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

Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest; and the terms of engagement of the company, directly or indirectly, with a controlling shareholder or his or her relative (including through a corporation controlled by a controlling shareholder), regarding the company’s receipt of services, and if such controlling shareholder is also an office holder of the company or an employee, regarding his or her terms of office and employment, require the approval of the audit committee or the compensation committee (in case of terms of employment), the board of directors and the shareholders of the company, in that order. The shareholders approval must include either:

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

Exemption, Insurance and Indemnification of Directors and Officers

Office Holder Exemption

Under the Israeli Companies Law, a company may not exempt an officer or director (each, an “Office Holder”) from liability with respect to a breach of his duty of loyalty, but may exempt in advance an Office Holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care (except in connection with a prohibited distribution made by the company) if so provided in its articles of association. Our Articles of Association so provide.

Following approval by our audit committee and board of directors, on June 12, 2008 our shareholders approved a resolution exempting the Company’s directors and officers, including any of the Company’s controlling shareholders who serve as directors or officers of the Company, to the fullest extent permitted by law, from liability towards the Company with respect to any damage caused or that will be caused to the Company by its directors and officers as a result of a breach of their duty of care toward the Company or following a bona fide action taken by them in the connection with their position in the Company, including actions taken while serving as directors or officers in another company, in connection with their position in the Company.

BSRE previously approved a prospective (in advance) exemption to BSRE’s directors and officers from liability for damage resulting from a breach of his duty of care towards BSRE in connection with actions taken in good faith in their capacity as a director and/or officer of BSRE or in their capacity as an officer of another company at the request of BSRE.

Office Holder Insurance

The Israeli Companies Law and our Articles of Association provide that, subject to the provisions of the Israeli Companies Law, we may enter into a contract for the insurance of the liability of any of our Office Holders for any act performed by him in his capacity as an Office Holder with respect to any of the following:

•	a breach of such Office Holder’s duty of care to the Company or to another person;

•	a breach of such Office Holder’s duty of loyalty to the Company, provided that the Office Holder acted in good faith and had reasonable cause to assume that his act would not prejudice the Company’s interests;
144

•	a financial liability imposed upon such Office Holder in favor of another person; or

•	a breach of any duty or any other obligation, to the extent insurance may be permitting by law.

Pursuant to resolutions adopted by our shareholders in March 2011, we participate in a directors’ and officers’ liability insurance policy acquired by Alon. The extension of the directors’ and officers’ liability insurance was approved for each of the years 2012, 2013 and 2014 by our Audit Committee and by the Board of directors. As extended, the insurance policy is for a period beginning on January 1, 2014, and ending on December 31, 2014 covering the Company and affiliated entities, including Dor Alon and its subsidiaries, BSRE and its subsidiaries, Naaman and its subsidiaries and Alon and its subsidiaries (collectively, the “Group”). Such policy would cover a total liability of US $50 million (for each claim and in the aggregate) for the Company, including legal fees, and US $30 million (for each claim and in the aggregate), including legal fees, for each of the other members of the Group, excluding the Company, provided that in any event the maximum aggregate coverage of liability for the entire Group would be US $50 million. Our audit committee, board of directors and shareholders have also approved any renewal of the insurance policy or the participation by the Company in future directors’ and officers’ liability insurance policies covering the Company and all or some members of the Group, under substantially the same terms and conditions as the original insurance, upon its expiration, for a period of up to an additional four years from the end of the term of the original insurance policy. The participation in any future insurance policies would be subject to the following conditions: (i) the determination by the audit committee and board of directors that there will be no substantive changes between the original insurance policy and the future insurance policies; a change to the scope of coverage under the future insurance policies will not be deemed to be substantive so long as the premium paid by the Group for such future insurance policies will be as described in section (ii) below; and (ii) the premium paid for the future insurance policies will not increase by more than the greater of (A) 25% over the cost of the premium paid for the insurance policy of the previous year; or (B) 25% over the cost of the premium paid for the original insurance policy (in each case plus the rate of depreciation of the NIS in relation to the US dollar, to the extent such a depreciation occurred).

Indemnification of Office Holders

The Israeli Companies Law provides that a company may indemnify an Office Holder for the following liabilities or expenses imposed on him as a result of an act performed in his capacity as an Office Holder of the company, provided the company’s articles of association include the following provisions with respect to indemnification:

•	a provision authorizing the company to indemnify an Office Holder for future events with respect to a monetary liability imposed on him in favor of another person pursuant to a judgment (including a judgment given in a settlement or an arbitrator’s award approved by the court), so long as such indemnification is limited to types of events which, in the board of directors’ opinion, are foreseeable at the time of granting the indemnity undertaking in view of the company’s actual business, and in such amount or standard as the board of directors deems reasonable under the circumstances. Such undertaking must specify the events that, in the board of directors’ opinion, are foreseeable in view of the company’s actual business at the time of the undertaking and the amount or the standards that the board of directors deemed reasonable at the time;

•	a provision authorizing the company to indemnify an Office Holder for future events with respect to reasonable litigation expenses, including counsel fees, incurred by an Office Holder or which he is ordered to pay by a court, in proceedings that the company institutes against him or instituted on behalf of the company or by another person, or in a criminal charge from which he was acquitted, or a criminal charge in which he was convicted for a criminal offense that does not require proof of criminal intent;

•	a provision authorizing the company to indemnify an Office Holder for future events with respect to reasonable litigation fees, including attorney’s fees, incurred by an Office Holder in consequence of an investigation or proceeding filed against him by an authority that is authorized to conduct such investigation or proceeding, and that resulted without filing an indictment against him and without imposing on him financial obligation in lieu of a criminal proceeding, or that resulted without filing an indictment against him but with imposing on him a financial obligation as an alternative to a criminal proceeding in respect of an offense that does not require the proof of criminal intent or in connection with a monetary sanction; and

•	a provision authorizing the company to retroactively indemnify an Office Holder.

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

In addition, under the Israeli Companies Law, exemption of, indemnification of, and procurement of insurance coverage for, our Office Holders must be approved by our compensation committee and board of directors and, in specified circumstances, by our shareholders.

Letters of Indemnification

On June 12, 2008, following approval of our audit committee and board of directors, our shareholders approved the grant of indemnification and exemption letters to the Company’s directors and officers (and to those who will serve as its directors and officers from time to time). The aggregate amount of the indemnification (in addition to any insurance proceeds received) may not exceed 25% of the Company’s equity as set forth in the Company’s most recent consolidated financial statements prior to the applicable payment of indemnification.

Under the indemnification letters, the Company undertook to indemnify its directors and officers for obligations or expenses that may be imposed on them as a result of their actions in their capacity as an Office Holder in the Company or as a result of actions in their capacity as an Office Holder or the holder of any other position in another company in which the Company holds rights or is an interested party therein (unless fulfilling the position in the other company is not in connection with their function in the Company or at its request), as permitted by the Company’s Articles of Association. For further information, see above “Indemnification of Office Holders”.

Under the indemnification letters, the Company undertook to indemnify its directors and officers prospectively and retroactively with respect to following events:

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

Pursuant to the indemnification letters, upon their issuance, all previous indemnification letters previously issued to each director or officer by the Company were cancelled, effective as of the date of approval of the indemnity resolution. Notwithstanding, such revocation will not prejudice or derogate from the validity of previous indemnification letters issued to such director or officer by the Company, to the extent that such undertaking is valid according to law and applies to actions with respect to the period preceding the approval of the indemnity resolution, and provided that such entitlement to indemnity in respect of such liability and/or expense will only be in accordance with one of the indemnification letters.

Committees

Our board of directors has established an audit committee, a compensation committee, a Compliance Committee and a Corporate Governance Committee.

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

The provisions of the Companies Law that govern the compensation and reimbursement terms of external directors also apply to members of the compensation committee who are not external directors. Under New York Stock Exchange rules, listed companies must maintain a compensation consisting of only independent directors. The role of the compensation committee for New York Stock Exchange purposes includes making recommendations to the board with respect to executive officer compensation and incentive-compensation and equity-based plans that are subject to board approval. Our compensation committee, which consists of Uzi Baram, David Alphandary and Avraham Meron, administers issues relating to employee compensation for senior management.

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

Compliance Committee

Our Compliance Committee, which consists of David Alphandary, Avraham Meron and Uzi Baram convenes semi-annually to examine the internal compliance plan of the Company and the management’s compliance with the plan. If case of a significant breach of the Company’s internal compliance plan, the Compliance Committee will convene.

Corporate Governance Committee

Our Corporate Governance Committee, which consists of Uzi Baram and Avraham Meron, convenes periodically to discuss the improvement of corporate governance in the Company, including with regard to regulatory, environmental protection, marketing, labor and other issues.

D.           Employees.

As of December 31, 2013, Mega employed 7,454 employees (including employees of Eden Teva), counting multiple employees sharing a single position as a single employee, including 1,477 temporary employees. 849 of our employees were employed in central management and administration and in our logistics center and 6,605 in our stores. As of December 31, 2012, Mega employed 7,240 employees (including employees of Eden Teva), counting multiple employees sharing a single position as a single employee, including 1,780 temporary employees. 746 of our employees were employed in central management and administration and in our logistics center and 6,494 in our stores.

As of December 31, 2013, Dor Alon employed 2,713 employees, 108 of Dor Alon’s employees were employed in central management and administration and in Dor Alon’s logistics center and 2,605 in Dor Alon’s direct marketing sector and filling stations and convenience stores. As of December 31, 2012, Dor Alon employed 2,628 employees, 107 of Dor Alon’s employees were employed in central management and administration and in Dor Alon’s logistics center and 2,521 in Dor Alon’s direct marketing sector and filling stations and convenience stores.

As of December 31, 2013, our non-food segment employed 753 employees, 149 of our non-food segment’s employees were employed in central management and administration and in its logistics center and 604 in our non-food stores. As of December 31, 2012, our non-food segment employed 935 employees, 344 of our non-food segment’s employees were employed in central management and administration and in its logistics center and 501 in our non-food segment’s stores.

As of December 31, 2013, BSRE employed ten employees, not including six members of BSRE’s senior management who provide services to the Company under the services agreement with the Company. See “Item 7. Major Shareholders and Related Party Transactions - B. Related Party Transactions - Arrangements between Alon Blue Square and Various Subsidiaries.” As of December 31, 2012, BSRE employed ten employees.

As of December 31, 2013, Alon Cellular employed 35 employees. As of December 31, 2012, Alon Cellular employed 33 employees.

We are subject to labor laws and regulations in Israel. Most of Mega Retail’s employees are subject to collective bargaining labor agreements. Under a Special Collective Bargaining Agreement, referred to as the Special Agreement, from May 1996, among the Co-Op, Alon Blue Square, the Histadrut (General Federation of Labor in Israel) (Histadrut), the National Committee of the Co-Op Union Employees and the Co-Op Union, all the Co-Op employees became employees of Alon Blue Square. The collective bargaining agreements in effect as of that date apply to Alon Blue Square as if Alon Blue Square and these employees were originally parties to these agreements. Alon Blue Square became responsible for the payment of all employee benefits that had been accrued in respect of these employees during the term of employment of these employees with the Co-Op, to the extent these benefits were recorded on the Co-Op’s records. Since 1996, we entered into new labor agreements with the Histadrut and the Co-Op union, which determine our employees wages structure, the employment conditions of new employees and a wage increase to the existing employees. The above applies to Mega Retail employees. On January 1, 2011, substantially all of the employees of Alon Blue Square assigned to Mega Retail’s supermarkets were transferred to Mega Retail.

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

E.           Share Ownership.

As of March 31, 2014 other than indirect ownership through Alon or Alon Retail and David Wiessman’s ownership of 1.06%, none of our directors or officers owned more than 1% of our outstanding equity securities.

On January 21, 2008, we adopted a share option plan (the “Plan”) for officers and employees of Alon Blue Square and/or its subsidiaries and/or affiliated companies.

The Plan expired in March 2011. As of December 31, 2013, there were no outstanding options under the Plan.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders.

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 14, 2014, by each person or entity known to own beneficially 5% or more of our outstanding ordinary shares based on information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission. Our major shareholders do not have voting rights different from the voting rights of our other shareholders.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Outstanding Ordinary Shares(1)
Alon Israel Oil Company Ltd.(2)	47,957,264	72.71%

Alon Retail Ltd.(3)	30,604,303	46.40%

Menorah Mivtachim Holdings Ltd.(4)	5,200,622	7.89%

Directors and Officers of the Company as a group (5)(6)	699,117	1.06%

(1)	The percentage of outstanding ordinary shares is based on 65,954,427 ordinary shares outstanding as of March 14, 2014 (excluding 207,433 ordinary shares held by Alon Blue Square as treasury shares).

(2)	Alon may be deemed to beneficially own all of the shares held directly and indirectly by Alon Retail Ltd. due to the ownership structure of Alon Retail described in footnote (3); accordingly, the number of shares listed as owned by Alon includes all the shares that are listed as owned by Alon Retail Ltd.

(3)	Alon Retail Ltd. is a wholly owned subsidiary of Nissan Alon Retail Holdings Ltd., which is a wholly owned subsidiary of the Nissan Dor Chains Ltd., which is a wholly owned subsidiary of Dor Food Chains Holdings Ltd., a wholly owned subsidiary of Alon. To the Company’s best knowledge, Alon is owned approximately 48.21% (excluding shares held by Alon as treasury shares) by eight collective acquisition entities of kibbutzim in Israel and approximately 51.79% (excluding shares held by Alon as treasury shares) are held by Bielsol Investments (1987) Ltd. To the Company’s best knowledge, the shareholders of Bielsol Investments (1987) Ltd. consist of Shibag Ltd. (whose shareholders are Advocate Shraga Biran, and Gara, Boaz and Iftah Biran, and which is controlled by Advocate Shraga Biran who holds all of the voting rights in Shibag Ltd. through a direct holding in 85% of the shares that grant voting rights in Shibag Ltd. (“Voting Shares in Shibag”) and through a power of attorney relating to voting rights for the other 15% of the Voting Rights in Shibag held by Mr. Boaz Biran), holding 79.4% of the capital and voting rights of Bielsol Investments; D.B.W Investments Ltd. (a company owned and controlled by Mr. David Wiessman), holding 19.8% of the capital and voting rights of Bielsol Investments; Shibago Ltd. (whose partners are Shibag Ltd. (75%) and a company owned and controlled by David Wiessman (25%)), holding 0.8% of the capital and voting rights of Bielsol Investments.

(4)	The shares are held by subsidiaries of Menora Mivtachim Holdings Ltd. (“Menora Holdings”), as follows: Menora Mivtachim Insurance Ltd., Menora Mivtachim Pensions and Gemel Ltd., Shomera Insurance Company Ltd, and Menora Mivtachim Mutual Funds Ltd. To the Company’s best knowledge, Menora Holdings is a publicly traded Israeli company (listed on the Tel Aviv Stock Exchange). Approximately 61.9% of Menora Holdings outstanding shares are held by Najaden Establishment and Palamas Establishment, foreign corporations, incorporated in Vaduz, Liechtenstein. These corporations are held in trust, and the heirs by will of the deceased Mr. Menachem Gurevitch are the sole beneficiaries. The remaining of the outstanding shares is held by the public. Menora Mivtachim Insurance Ltd., Menora Mivtachim Pensions and Gemel Ltd., Menora Mivtachim Finance Ltd. and Shomera Insurance Company Ltd. are wholly owned subsidiaries of Menora Holdings. Menora Mivtachim Mutual Funds Ltd. is a wholly owned subsidiary of Menora Mivtachim Finance Ltd. (which is wholly owned by Menora Holdings). Part of the shares reported as owned by Menora Holdings via Menora Mivtachim Insurance Ltd., Menora Mivtachim Pensions Ltd., Menora Mivtachim Gemel Ltd. and Menora Mutual Funds Ltd. are held on behalf of members of the public (customers on behalf of whom the above-mentioned companies invest) through various financial instruments, such as, among others - provident funds, mutual funds, pension funds and insurance policies. Each of the above-mentioned companies makes independent voting and investment decisions.

(5)	Represents shares owned by Mr. David Wiessman, the Company’s Chief Executive Officer, Chief Operating Decision Maker and director.

(6)	Does not take into account Ordinary Shares that directors of the Company may be deemed to beneficially own by virtue of their interest in, or relationship with, Alon Israel Oil Company Ltd. or Alon Retail Ltd.

As of March 20, 2014, Alon Blue Square had approximately 55 shareholders of record with a United States address. As of March 20, 2014, these United States record holders held approximately 1,406,751 ordinary shares in the form of ADSs, representing approximately 2.13% of our then outstanding share capital.

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

B.     Related Party Transactions.

Agreement with the Wholesale Market Company

On June 3, 2010, BSRE, Gindi Investments 1 Ltd. and an additional entity controlled by Moshe and Yigal Gindi (together with Gindi Investments 1 Ltd., “Gindi”) (the “Purchasers”) signed agreements with the Municipality of Tel Aviv and the Wholesale Market Company (collectively, the “Sellers”) to acquire rights to a long term lease of property in the wholesale market site in Tel Aviv (the “Property”). As of December 31, 2013, BSRE owned 49.5% of the company that owns the residential building rights and 50% of the company that owns the commercial building rights. One of the Sellers was Tnuva, and to our knowledge, some of the collective acquisition entities of kibbutzim in Israel that hold shares of Alon, our controlling shareholder, hold 23% of the shares of Tnuva. In addition, our director, Yitzhak Bader, also serves as a director on the board of directors of Tnuva. On June 2, 2010, the shareholders of BSRE approved the signing of the final agreements. The agreements were approved by the Israeli Minister of the Interior in July 2010.

The long term lease on the Property is until August 31, 2099, and the Purchasers, including BSRE, intend to plan, build and market on such Property an apartment buildings complex and a shopping mall. The Property consists of building rights of approximately 97,460 square meters, of which approximately 62,640 square meters are designated for residential use, approximately 10,320 square meters are designated for mixed use (including for residential, office and/or retirement home use), and approximately 24,500 square meters are designated for commercial use, part of which would be located on the ground floor of the residential buildings.

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

The Purchasers plan to build (i) 10 buildings, each building consisting of 14 floors, (ii) 722 residential units for sale and 54 units which will be leased in accordance with certain criteria determined by the Municipality of Tel Aviv and the Purchasers, and (iii) 35,000 square meters leased space for commercial use. As of January 7, 2014, the building permits for all 722 of the residential units have been granted as well as permits to for the commercial space. The Sellers are to bear the expense of building buildings for public use, such as sport center, school and other neighborhood public facilities, and are to pay the Purchasers a fee (linked to the Building Index) calculated as cost plus 10% plus VAT, based on certain milestones detailed in the agreement, up to a maximum of approximately NIS 84 to 102 million. Any expenses that exceed this limit are to be borne by the Purchasers. The Purchasers also committed to build an additional 40 parking spaces and to develop, at their own expense, an open public space within the area of the Wholesale Market Project on an area of nine dunam, which would remain under the exclusive ownership of the municipality of Tel Aviv.

Gindi is to provide management services for the Wholesale Market Project in exchange for a management fee to be paid by the Purchasers and calculated as 16% of the profits from the Wholesale Market Project, all subject to various terms of the agreement of principles between the parties. In addition, they determined material issues regarding the construction and the management of the parking lot in which an unanimously decision is required, and principles regarding dilution of each of the parties’ rights in the event that one of the parties will not invest the amounts that such party obligated to invest.

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

During the third quarter of 2012, the excavation and reinforcement works in the Wholesale Market Project were completed and the performance of skeleton work commenced. On July 3, 2012, the Purchasers signed an agreement with a contractor to perform all skeleton work of the parking lots, the commercial part, public structures and other finishing work. The Purchasers will pay the contractor for the work an estimated amount of NIS 286 million, with BSRE’s portion amounting to NIS 143 million.

As of march 23, 2014, 677 sale agreements had been signed and advance payments in the aggregate amount of NIS 962 million (including vat) had been received from the purchasers. For more information on the loan, see “item 4. Information on the company – A. history and development of Alon Blue Square - our real estate segment.”

Purchase of Property in Point Wells, Washington from Indirect Subsidiary of Alon

On June 1, 2010, BSRE completed the acquisition of an approximately 240-dunam parcel (approximately 59 acres) of property in Point Wells, near Seattle, Washington, which serves primarily as a plant for storage and distribution of fuel and oils. BSRE purchased the property through a wholly owned special purpose entity, BSRE Point Wells, LP, which had entered into a purchase agreement, dated May 7, 2010, with POW for the property and into a development agreement, dated June 1, 2010, with POW and PPC. PPC leases the property from POW and operates and maintains it. POW and PPC are wholly owned subsidiaries of Alon USA and is controlled by our indirect controlling shareholder, Alon Israel Oil Co. Ltd. In the event BSRE sells the land, POW will have the right to participate in the consideration net of costs as defined in the agreement. For more information on the purchase and development agreements, see “Item 4. Information On The Company – B. Business Overview – Real Estate.”

Arrangements between Alon Blue Square and Alon

Acquisition of Controlling Share in Dor-Alon Energy In Israel (1988) LTD.

Alon Blue Square and Alon, Alon Blue Square’s controlling shareholder, entered into a Share Purchase Agreement, which was completed on October 3, 2010, that provided for the acquisition by Alon Blue Square of Alon’s entire equity interest in Dor Alon (constituting approximately 80% of the outstanding shares of Dor Alon (not including treasury shares)), or the Transferred Shares, at the closing of the Acquisition. These shares constituted approximately 73.5% of the outstanding Dor Alon ordinary shares on a fully diluted basis as of the closing date of the acquisition.

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

Management Services Agreement with Alon

In March 2014, Alon and Dor Alon renewed their management services agreement, dated as of December 2010 (“Management Services Agreement”), for an additional period of three (3) years effective from January 1, 2014, by which Alon shall provide the following services and rights to Dor Alon (the “Services”): (i) various management services, including those related to the chairman of the board and president of Dor Alon, day to day management of Dor Alon, strategy and business development, financial management, supplementary legal counsel, corporate secretary services provided by Alon’s in-house counsel, and (ii) the right to use the “Alon” and “Alonit” brand names.

In consideration for the Services, since 2011, the quarterly management fees paid by Dor Alon to Alon equaled to the aggregate of 3% of Dor Alon’s EBITDA profits according to Dor Alon’s quarterly consolidated financial statements, but not more than NIS 1,250 thousand on a quarterly basis, linked to the consumer price index dated December 2004. Beginning as of January 1, 2014, the quarterly management fees to be paid by Dor Alon to Alon shall equal the aggregate of 3% of Dor Alon’s EBITDA profits according to Dor Alon’s quarterly consolidated financial statements, but not more than NIS 1,375 thousand on a quarterly basis, linked to the consumer price index published on February 2004. In 2012 and 2013, Alon received approximately NIS 5.9 million and NIS 6.0 million, respectively for the Services.

Directors and Officers Insurance

We participate in a directors’ and officers’ liability insurance policy acquired by Alon. For further information see “Item 6. Directors, Senior Management and Employees – C. Board Practices – Exemption, Insurance and Indemnification of Directors and Officers – Office Holder Insurance.”

Arrangements between Alon Blue Square and various subsidiaries

Arrangements with Dor Alon

Dor Alon Deposit of Cash Balances Agreement

Pursuant to the agreement entered into in May 2005, and subsequently extended on January 6, 2011 until January 2016, such extension re-approved by Dor Alon’s audit committee on December 22, 2013, Dor Alon may, from time to time, deposit funds with Alon and receive in return funds on ON CALL terms (on an on-demand basis). The amount of funds lent from each party to the other party may not exceed NIS 150 million at any time (linked to the prime rate less 1.25%). Against the deposits, the depositor is entitled to require the recipient party to provide her /or third parties bank guarantees or letters of credit. Each party is entitled to redeem or require redemption of the balance by giving notice of three banking business days. Either party may terminate the agreement by providing three-month prior written notice.

Procurement Agreement with Dor Alon Management

Dor Alon Retail Sites Management Ltd., a subsidiary of Dor-Alon (hereinafter: “Dor Alon Management”), operates convenience stores in fuel service stations and also in a number of cities in Israel that sell various food and “Non-Food” products. Under the terms of the agreement between Mega Retail and Dor Alon Management, we agreed to procure products that will be supplied to the convenience stores, either directly from suppliers or from our distribution center. In consideration of the procurement of products, Dor Alon Management has agreed to pay Mega Retail (i) for products sent directly from suppliers, an amount equal to the cost of such products to Mega Retail as determined under the Procurement Agreement plus 2%, and (ii) for products sent from Mega Retail distribution center, an amount equal to the cost of such products to Mega Retail as determined under Procurement Agreement plus 2.75% plus distribution costs, in each case plus VAT. The cost of the products to Mega Retail will be audited by our independent public accountants. In the event that Mega Retail’s revenues generated from the Procurement Agreement minus related expenses from the sale of products to Dor Alon Management is less than NIS 1 million linked to the Israeli consumer price index in any year without VAT, Dor Alon Management will pay Mega Retail additional amounts in order that Mega Retail’s income from such year will reach such NIS 1 million amount. To secure Dor Alon Station’s payment and other obligations to us under the Procurement Agreement, Dor Alon agreed to provide Mega Retail with a floating lien or pledge, unlimited in amount, on all inventory in the convenience stores, subject to any legal prevention, and Dor-Alon and Alon Israel Oil Company Ltd, the controlling shareholders of Dor Alon Management, will guarantee all obligations of Dor Alon Management under the agreement.

The term of the Procurement Agreement is for five years commencing from May 1, 2004, and is automatically extended for additional one-year periods unless either party gives notice to the other party of its desire to terminate the Procurement Agreement 90 days prior to the expiration of the term of the Procurement Agreement or such year, as the case may be.

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

(ii) an agreement under which Alon Blue Square and Dor Alon purchased 49% (36.75% Alon Blue Square and 12.25% Dor Alon) of the shares of capital stock of Diners Israel from CAL for a total consideration of NIS 21.3 million (of which NIS 15.6 million was paid by Alon Blue Square). The consideration was funded through a non-recourse loan granted by CAL to Alon Blue Square and Dor Alon.

On May 25, 2011, we agreed to an amendment to the agreement of principles between CAL, Diners Israel, Alon Blue Square, Dor Alon, and the Alon Blue Square-Dor Alon Joint Loyalty Plan Partnership, and in July 2011, all suspending conditions set forth in the agreement were completed, the amendment to the agreement came into effect. Pursuant to the amendment, Alon Blue Square and Dor Alon would have the right to the profits of Diners Israel Ltd. in accordance with their holdings (49% of Diners Israel Ltd.), both related to the “You” bearing credit cards, and to all other credit cards issued by Diners, effective as of January 1st, 2011. Additionally, the amendment sets the terms as to the business relationship between the parties, including cancellation mechanism in the event the Loyalty Plan is cancelled by the purchasers and specific provisions regarding distribution of dividends, and the ongoing relationship between Diners and the Loyalty Club and Diners management. During July 2011, the Company and Dor Alon exercised their option to purchase the shares and repaid the loan to CAL.

Arrangements with Bee Group

Supply Agreement with Bee Group

Mega Retail is a party to a supply agreement with Bee Group and Fifo Babies Ltd. (collectively, the “Supplier”) through January 2, 2015. Pursuant to the agreement, Mega Retail purchases the Supplier’s products, including, among others, toys, houseware, electrical appliances and market the products in Alon Blue Square stores. The Supplier sells its products to Mega Retail at a discount to the list price of such products. Pursuant to an amendment to the Israeli Companies Law, on November 10, 2011, the audit committee of Naaman determined that the period of this agreement (ten years from January 3, 2005 to January 2, 2015) is reasonable under the specific circumstances.

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

Agreements with Respect to Supermarket Stores

The Company and BSRE entered into a lease agreement on August 13, 2006 (effective as of January 1, 2006) with respect to the 52 supermarket stores that were operated directly by the Company prior to December 31, 2005 (plus one property for offices purposes). Under this agreement, the Company leases from BSRE these properties for an initial period of at least 10 years beginning as of January 1, 2006. The agreement will automatically be extended for an additional five-year term unless terminated by the Company no less than 24 months prior to the end of the initial term. The annual rent for the initial period will be equal to the higher of 2% of the annual turnover of that store or 9% of the amount invested in that store by the Company (as calculated in accordance with the agreement), which amount is linked to changes in Israel’s consumer price index from the date of such investment. The agreement provides for these additional provisions:

•	Upon 12 months’ notice, at the time of the extension of the agreement the Company may reduce the number of the leased properties, provided that the rental payments for such properties (according to the average rental payments for the two years preceding the extension date) does not exceed 15% of the total rent payments for all leased properties on average for the two years preceding the extension date.

•	Additional properties may be leased by the Company under the same terms and conditions under the lease agreement provided that (i) the term of any such new lease agreement entered into during the initial ten-year period commencing on January 1, 2006 will be for up to 10 years from the date such new leased property is open for business to the public, and (ii) the aggregate properties that BSRE leases to the Company may not exceed 60,000 square meters. Additional properties added may not be included in the leased properties reduced in the manner described in the preceding paragraph.

•	The Company may terminate the lease of some of the leased properties prior to the end of the lease term by giving 12 months’ prior notice; however, such termination is limited to a number of leased properties which have an aggregate area of no more than 5% of the total area of the properties that were leased as of January 1, 2006.

•	BSRE may shorten or temporarily stop (suspend) the lease of three properties identified in the agreement to the extent required to develop or build on the land where such properties are located by giving 12 months’ prior notice and subject to obtaining a building permit for such development or building at the time the Company must vacate the premises.

•	BSRE may shorten or temporarily stop (suspend) the lease of any seven additional properties (five during the lease term and two during the extension term) to the extent required to develop or build on the land where such properties are located by giving 12 months’ prior notice and subject to obtaining a building permit for such development or building at the time the Company must vacate the premises and on the condition that BSRE must bear the costs of vacating the premises and provide a substitute store at the location with similar characteristics at its own expense within 24 months of the Company vacating the premises.

On January 1, 2009, as part of the reorganization of the Company’s supermarket retail activities, the Company transferred all of its supermarket retail activities to Mega Retail and assigned all of its rights and obligations under this agreement to Mega Retail.

As a result of the transfer by Mega Retail of the real estate that it holds to BSRE, the lease agreement was extended to a term of up to ten years commencing on March 31, 2009. In addition, at the end of the term there is an option to extend for an additional term of five years under the same terms. Due to an amendment to the Companies Law, on November 16, 2011, the audit committee of BSRE determined that the period of the lease agreement, which exceeds three years, is reasonable under circumstances and in light of the nature of the transaction.

Agreements with Respect to Properties Operated by Mega Retail.

On June 23, 2006, the Company entered into a lease agreement with Mega Retail pursuant to the lease agreement provisions of the general services framework and expenses allotment agreement which the Company entered into with Mega Retail on October 11, 2005 (the “Lease Agreement”). The Company assigned to BSRE all of its rights and obligations under the Lease Agreement. The underlying properties (23 supermarket stores) were also transferred by the Company to BSRE. See below –“Item 7. Major Shareholders and Related Party Transactions - B. Related Party Transactions - Arrangements between Alon blue square and various subsidiaries -Transfer of Real Estate Assets from Mega Retail to BSRE.”

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

At BSRE’s request to clarify the implementation of lease agreements dated June 23, 2006 and August 13, 2006 between Mega Retail and BSRE, Mega Retail confirmed that in the event of a sale or lien of any of the transferred assets, the following would apply:

(i)          BSRE would assign to the buyer all of BSRE’s rights and commitments towards Mega Retail under the lease agreements and the following would apply:

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

As part of the transaction, all real estate property (and related leases) held by Mega Retail and Mega Retail’s subsidiaries were transferred to BSRE. All real estate property owned by Mega Retail prior to the transfer was leased back by BSRE to Mega Retail for its retail activities under terms similar to existing lease agreements between BSRE and Mega Retail and existing lease agreements between BSRE and Alon Blue Square for properties that were previously transferred to Mega Retail, as described below. The periods of the existing lease agreements were extended to match the period of the new lease agreement, i.e., 10 years from the effective date of the transfer of the Mega Retail real estate assets to BSRE, with an additional option period of five years exercisable by Mega Retail.

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

The sale of Mega Retail’s real estate property (and related leases) to BSRE was for an aggregate consideration of approximately NIS 463 million. As part of the consideration for the transaction, BSRE assumed Mega Retail’s financial liabilities to a bank in an amount of approximately NIS 390 million that were attributed to the transferred properties and paid the Company the balance of NIS 68 million, representing the difference between the value of the transferred properties (less certain expenses associated with the transfer) and the assumed liabilities. BSRE financed the assumption of the liabilities by paying a bank NIS 140 million and entering into a loan agreement with the bank for a 15-year loan for the remaining amount of NIS 250 million. Pursuant to the loan agreement, BSRE must comply with certain financial terms and covenants. As of March 31, 2014, BSRE met these covenants. In addition, BSRE has pledged 13 of the transferred properties (including income from the lease agreements with Mega Retail) as collateral for the loan, and agreed that it will not grant any floating charge on its assets without prior consent from the bank.

Management Services Agreement

Pursuant to an agreement renewed in January 1, 2014, replacing an agreement entered in August 2006 and extended on December 27, 2010, the Company provides to BSRE (directly or through its subsidiaries) the following services: Chairman of the board of directors services, financial and accounting management services (including bookkeeping), guidance concerning financing and fundraising, payments and collection, guarantees and collateral management, computer management and maintenance service, legal consulting and corporate secretary services, office space and related office services, internal audit services, consulting services with regards to the capital market, management consulting services regarding strategic moves, human resource services, payroll accounting services, car fleet management and security consulting. In consideration for these services, BSRE will pay the Company an annual amount of NIS 5 million. The consideration was based on an estimate of the Company total costs for these services attributable to BSRE. The consideration is linked to changes to the Israeli CPI (since December 2013) plus VAT. In addition, BSRE may have request maintenance services subject to additional consideration for such services in the amount of the direct costs to the Company plus 2%.

This agreement replaced a substantially similar agreement entered in August 2006, effective as of January 1, 2006, and extended on December 27, 2010, effective as of January 1, 2011 In consideration for these services, BSRE paid the Company an annual amount of NIS 4.2 million. In addition, BSRE may have requested maintenance services for additional consideration equal to amount of the direct costs to the Company plus 2%.

The consideration was based on an estimate of the Company total costs for these services attributable to BSRE. The consideration was linked to changes to the Israeli CPI (since December 2005). The consideration is increased each year by an amount equal to 0.2% of the difference between (x) the cost of BSRE assets (prior to depreciation and amortization) (“BSRE Asset Cost”) which are classified as yield-generating real estate in accordance with BSRE’s consolidated financial statements at the end of the preceding year and (y) the BSRE Asset Cost as of the end of the preceding year, linked to changes to the Israeli CPI plus VAT. In 2013, the Company received approximately NIS 5.1 million for the services.

Agreement with respect to the Allocation of Various Insurance Expenses

Pursuant to an agreement entered into on August 13, 2006, insurances obtained by BSRE, such as: elementary insurance including, structure insurance, insurance for independent contractors, funds insurance, third party liability insurance and employers liability insurance will be obtained within the group policy of the Alon Blue Square group. The insurance costs and expenses are allocated between the parties in accordance with different ratios determined by the parties depending on the insurance involved. Pursuant to an amendment to the Israeli Companies Law, on December 13, 2011, the audit committee of the Company determined that this agreement is not an extraordinary agreement and does not have a material influence on the Company’s profitability, and therefore reapproved this agreement for additional three years.

Deposit of Cash Balances Agreement

Pursuant to an agreement effective February 28, 2014, extending an agreement entered in August 2006, BSRE may, with the Company’s consent from time to time, deposit funds with the Company and receive in return funds on ON CALL terms (on an on-demand basis). The amount of funds lent from each party to the other party may not exceed NIS 150 million at any time. In case BSRE shall deposit funds with the Company as an ON CALL deposit, the Company shall grant collateral to BSRE which shall be comprised of BSRE shares in a market value which is to be be examined each quarter in order that the Company retains a 2:1 ratio between the market value of the collateral and the amounts deposited by BSRE with the Company. The interest paid by each party for funds received according to this arrangement will be at a rate equivalent to the rate that the Company is charged by banks in such month for ON CALL credit (short-term loans) on a monthly weighted average basis. The deposits will be deposited for periods of not exceeding one year and will be renewed from time to time. The agreement was renewed for a period of three years from February 28, 2014. The agreement may be terminated by either party upon seven days’ prior notice. Prior to the extension the amount of funds to be lent from each party to the other party may have not exceeded NIS 200 million at any time and no collateral was granted in exchange for deposited funds.

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

Kibbutz Eyal

BSRE and Eyal Microgal Ltd. (“Eyal Microgal”) signed an agreement for the development of a 57 dunam property for storage and logistics usage. Pursuant to the agreement, BSRE and Eyal Microgal jointly hold in equal parts a new company, Eyal Baribua Ltd. (“Eyal Baribua”), to which Kibbutz Eyal transferred the property. In addition, pursuant to this agreement BSRE transferred to Eyal Baribua an amount based on the purchasing costs, development costs and an additional cost. In the event that the costs exceed $100,000 per dunam, BSRE will have the right to terminate the Agreement. On July 11, 2011, following the approval of BSRE’s audit committee and board of directors, BSRE’e shareholders approved entering into a lease agreement with Mega Retail, pursuant to which BSRE will construct the logistics center in Kibbutz Eyal to be leased by Mega Retail. For more information, see “Item 4. Information of the Company – B. Business Overview – Real Estate – Warehouses and Logistics Areas.”

Agreements with Respect to Properties Operated by Mega Retail

As part of the Real Estate Transfer, all of the real estate property used by Mega Retail prior to the Real Estate Transfer is leased back by BSRE to Mega Retail for Mega Retail’s retail activities under terms similar to existing lease agreements between BSRE and Mega Retail and existing lease agreements between BSRE and Alon Blue Square that were previously transferred to Mega Retail.

Pursuant to the agreement, Mega Retail leases from BSRE 16 supermarket stores, the Company’s distribution and logistics center and warehouses in Rishon Letzion and an office building used by the Company, which includes one supermarket store (the “Properties”). Mega Retail leases the Properties for an initial period (the “Initial Lease Period”) of at least 10 years commencing on March 31, 2009. The agreement will automatically be extended for an additional five-year term unless terminated by written notice, by Mega Retail, no less than 24 months prior to the end of the Initial Lease Period. Due to the recent amendment to the Companies Law, on November 16, 2011, the audit committee of BSRE determined that the period of the lease agreement, which exceeds three years, is reasonable under circumstances and in light of the nature of the transaction. The annual rent for the Initial Lease Period of the supermarkets will be equal to the higher of 2% of the annual turnover of that store or 9% of the amount invested in that store by BSRE (as calculated in accordance with the agreement) (the “Amount of the Investment”), which amount will be linked to changes in Israel’s consumer price index. The annual rent during the Initial Lease Period for assets that are not used for supermarkets will be 9% of the amount invested in the property by BSRE which amount will be linked to changes in Israel’s consumer price index.

The agreement provides for these additional provisions:

•	Upon 12 months’ notice, at the time of the extension of the agreement, Mega Retail may reduce the number of the Properties subject to the agreement, provided that the rental payments for such properties (according to the average rental payments for the two years preceding the extension date) does not exceed 15% of the total rent payments for all leased properties.

•	Upon 12 months’ notice, Mega Retail may terminate the lease of some of the leased properties prior to the end of the Initial Lease Period, provided that the aggregate area of such properties does not exceed 5% of the total area of the properties that were leased to Mega Retail as of the beginning of the Initial Lease Period. However, in any event, such right of termination does not include the right to terminate the lease agreement of the distribution and logistics center and warehouses in Rishon Letzion. As of March 31, 2014, Mega Retail gave notice of termination in connection with one property.

•	Upon 12 months’ prior notice, BSRE may shorten or temporarily suspend the lease of certain Properties (specified in the agreement) to the extent required to develop or build on the land on which such Properties are located, or to the extent required to sell the land on which such Properties are located. Such right to shorten or temporarily suspend the lease of such Properties is subject to the condition that, as of the date on which Mega Retail must vacate the premises, BSRE must have obtained a building permit for such development or building and/or BSRE must have signed an agreement to sell such property, as the case may be.

•	Upon 12 months’ prior notice, BSRE may shorten or temporarily suspend the lease of any four Properties (three during the Initial Lease Period and one during the extension term) to the extent required to develop or build on the land on which such Properties are located, subject to the conditions that (i) as of the date on which Mega Retail must vacate the premises, BSRE must have obtained a building permit for such development or building, and that (ii) BSRE must bear the costs of vacating the premises and provide a substitute store, at the same location, with similar characteristics at its own expense within 24 months of Mega Retail vacating the premises.

•	Mega Retail will be entitled to sub-lease any of the Properties, subject to the condition that Mega Retail will remain liable for the fulfillment of all the provisions of the agreement, jointly and severally with the substitute tenant.

•	BSRE is entitled to add building areas on each of the Properties to the extent permitted by the town planning schemes which apply and/or may apply in the future. In the event that, pursuant to this provision, BSRE plans to add building areas on the property on which the Company’s distribution and logistics center in Rishon Letzion is located, such additional building is subject to the prior consent of Mega Retail. In addition, in the event that BSRE adds buildings to the property on which the Company’s offices in Rosh Ha’ayin are located, then, upon six months’ notice from the date on which it receives notice from BSRE about BSRE’s intention to build on such property, Mega Retail may notify BSRE of Mega Retail’s intention to lease the additional buildings under the same terms as the existing lease agreement, with the ten year term beginning on the date on which the new buildings are transferred to Mega Retail’s possession.

•	Mega Retail is solely responsible for obtaining any permits or licenses required under law to operate the Properties.

•	Unless otherwise agreed by the parties, the lease agreement will be a “net lease” such that Mega Retail shall bear any and all payments and costs that arise in connection with the possession and use of the Properties during the lease period.

On December 31, 2010, a BSRE subsidiary had a loan in an amount of NIS 74.5 million to finance the establishment of a logistics center in Beer Tuvia. A first ranking lien on the property and the accompanying rights was registered in favor of the bank. As of December 31, 2013, the loan amounted to NIS 68.9 million.

Arrangements between Bee Group and Naaman

On August 15, 2011, Naaman and Vardinon entered into a Supply and Consignment Agreement (the “Supply Agreement”) with Bee Group, pursuant to which Naaman and Vardinon will supply to Bee Group several products (the “Products”) to be sold on a future website to be established by Bee Group. Under the Supply Agreement, Bee Group will pay Vardinon and/or Naaman, as applicable, for the Products to be sold by Bee Group based on Naaman’s and/or Vardinon’s price list, as applicable, previously approved between the parties. The term of the Supply Agreement is for a period of three years, from until August 14, 2014. The Supply Agreement will be extended for additional three year periods, subject to the required approvals under applicable law. Each party may terminate the Supply Agreement by the delivery of a three months prior written notice to the other party. Following the merger between Naaman and Vardinon on December 30, 2012, all rights and obligation of Vardinon under the Supply Agreement, were transferred to Naaman.

Arrangements between Mega Retail and Eden Teva and Naaman

Mega has arrangements with Eden Teva, according to which Eden Teva sells its products in certain Mega stores (store in store format), and Mega receives a certain percentage of the sales of Eden Teva products. Mega has a similar arrangement with Naaman.

Arrangement between Dor Alon and Alon

Natural gas purchase agreement between the partners of Tamar Partnership and a subsidiary of Dor Alon

On December 9, 2012, Dor Alon Energy Centers, a limited partnership under the control of a subsidiary of Dor Alon (55%) and a third party (45%) (the “Partnership”) signed a natural gas purchase agreement with the partners of Tamar Partnership, for the operation of existing facilities and a power plant, if established, aimed to provide Sugat’s energy requirements. Pursuant to the agreement, Tamar Partnership is to supply the Partnership with natural gas in the amount of up to 1.68 BCM in accordance with the terms of the Supply Agreement. For more information, see “Item 4. Information on the Company – B. Business Overview – Fueling and Commercial Sites – Other Activities – Establishment of a Power Plant.”

On November 19, 2013, Dor Alon entered into an agreement, through a subsidiary, for purchasing natural gas from the partners in Tamar partnership in the amount of U.S. $85 million (0.36 BCM) over seven years while committing to a minimum annual quantity. The agreement is subject to the approval of the anti-trust authority.

Arrangements with Tnuva

We purchase most of our dairy, fresh produce and poultry products from the Tnuva corporation, which holds a leading position in the domestic dairy and poultry markets. To our knowledge, some of the collective acquisition entities of kibbutzim in Israel that hold shares of Alon, our controlling shareholder, hold 23% of the shares of Tnuva. In addition, our director, Yitzhak Bader, also serves as a director on the board of directors of Tnuva. In 2013, Tnuva’s products accounted for approximately 12% of all the products sold at our supermarkets. These arrangements are in the ordinary course of our business, and the terms and conditions of these arrangements are at “arm’s-length”.

Arrangements with David Wiessman, our Chief Executive Officer

See “Item 6. Directors, Senior Management and Employees - B. Compensation.”

Employment Agreement with Moran Wiessman

Beginning in January 2009, Ms. Moran Wiessman has been employed by our wholly-owned subsidiary Bee Group as the manager of the Bee Group internet sites. Ms. Wiessman is the daughter of Mr. David Wiessman, our Chief Executive Officer. As of December 31, 2013, Ms. Wiessman receives a monthly salary of NIS 16,000, a cell phone at the expense of Bee Group, and Bee Group assigned a car to Ms. Wiessman as is customary in Bee Group for employees at the same level. In addition, Ms. Wiessman is entitled to standard social allocations by Bee Group (5% for provident fund, 8.33% for severance payments and 1% for disability insurance) and other social benefits that are standard for an employee in her position.

Salary increases or bonuses shall be granted as is customary in Bee Group based on the professional performance of Ms. Wiessman. Ms. Wiessman’s monthly salary may be increased up to 20% annually. Bee Group management is entitled to grant Ms. Wiessman an annual bonus as is customary in Bee Group of only up to six monthly salaries a year. The grant requires the approval of our audit committee that will confirm that the bonus was given according to the grant’s policy in Bee Group.

C.     Interests of Experts and Counsel.

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.       Consolidated Statements and Other Financial Information.

The financial statements required by this item are found at the end of this Annual Report, beginning on page F-1.

Board Resolution on Dividend Distributions

Alon Blue Square’s board of directors has resolved that Alon Blue Square would not distribute dividends in any quarter if the ratio of our net financial obligations to EBITDA for any quarter exceeds 6.0. Alon Blue Square’s board of directors also resolved that Alon Blue Square would not distribute dividends in any quarter if the ratio of the unencumbered fixed assets (net of depreciation) and investment property as set forth in our financial statements to financial obligations for any quarter is below 120%.

The ratio of net financial obligations to EBITDA is to be calculated by deducting from the net financial obligations Alon Blue Square’s debt which is related by the company to real estate that is not in use by Alon Blue Square (which is equal to 75% of the investment property as recorded on the balance sheet). As of December 31, 2013, we did not have any earnings to distribute as a dividend.

Legal Proceedings

Governmental Proceedings

We are subject to legal proceedings in connection with tax assessments

In January 2012 the Company received a demand from the National Insurance for additional payments, related to certain benefits granted to employees in the Company’s branches in the amount of NIS 27.5 million for the years 2001-2004. The Company's appeal was rejected by the National Insurance. In August 2013 the Company filed an appeal to the Labor Court.

In December 2013, the Company received a demand from the National Insurance for additional payments with respect to years 2005 – 2006 in the sum of approximately NIS 2 million, and in January 2014 the company filed an appeal with regard to this demand.

In the opinion of the Company, based on the opinion of its legal advisers, the chances that the Company's position will be accepted are higher than them of being rejected. Accordingly, the Company did not make any provision in its financial statements for the years 2001-2006.

Dor Alon received claims for additional retroactive municipality taxes for four of its fueling stations by the Hof Hasharon district Council (“the Council”). For one of the stations, the claim was significantly reduced as a result of an agreement reached between Dor Alon and the Council. The other claims amount to approximately NIS 17 million. Dor Alon appealed the Council's Municipal Tax claims. In the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%. Accordingly, the Company did not make any provision for this claim in its financial statements.

We are subject to legal proceedings in connection with business licenses

The operation of the Company’s stores in Israel requires permits from several authorities including the Health Ministry and the Police and Fire Departments. In the event that the Company is unable to obtain or maintain the required permits, it may be required to close the affected stores or departments or take other action. However, the Company does not anticipate that not obtaining the necessary permits will have a material adverse effect on its business. From time to time the Company and some of its directors and managers are indicted in connection with business licenses and planning and building regarding of the Company’s stores. As of the date of this Report, there are provisional closure orders pending against some of the Company’s stores or departments. The Company is working towards obtaining the required permits and at the same time delaying the effectiveness of the provisional orders until such required permits are obtained. Management estimates that these matters will not have a material adverse effect on the Company’s operations.

Legal Proceedings Related to our Supermarkets

In December 2010, a claim and a request to recognize it as a class action was filed against the Company and Mega Retail Ltd. (“Mega”) relating to the sale of different cheese and butter products in the supermarkets operated by Mega. According to the claimant, the Company sells surrogate cheese and butter products as if they were real cheese and milk products, and in that way misleads the customers. The claimant quantifies his damage at approximately NIS 700 and estimates the damage to the group of claimants for the purpose of the claim at NIS 456 million. In the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%. Accordingly, the Company did not make any provision for this claim in its financial statements.

In August, 2010 the Company and subsidiaries were served with a claim in which it is being sued by a former supplier of fruits and vegetables claiming that the company breached the agreements between the parties regarding the supply of fruits and vegetables, a breach that allegedly resulted in damages assessed by the plaintiff at approximately NIS 178 million. As mentioned in the claim, due to court fees, it was filed for the sum of NIS 100 million. In September 2013 the court gave its judgment, according to which, Mega paid the plaintiff approximately NIS 3 million. Both sided have filed an appeal to the Supreme Court.

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

In March 2013, a letter of claim and motion for approval as a class action was filed against Mega. The Plaintiff alleges that Mega overcharged certain dairy products which are subject to price control regulation. The claim does not state the amount sought if it is approved as a class action. In the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%. Accordingly, the Company did not make any provision for this claim in its financial statements.

In July 2013 a claim and a request to recognize it as a class action was filed against Mega and other supermarket chains, in the sum of NIS 42 million. The claim alleges that a certain cheese named “Gush Chalav” should have been sold for the same price as a cheese named “Emek”, which is subject to price control regulation, since practically, as alleged, they are the same product. In the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%. Accordingly, the Company did not make any provision for this claim in its financial statements.

In July 2013 a claim and a request to recognize it as a class action was filed against Mega, Kfar Hash'ashuim Toy Stores Chain and other store chains, with regard to special sales that offer reduced prices for the second item bought. It is claimed that when purchasing 4 items (1+1 and 1+1), the reduction is always made from the lowest prices of all four. The claim does not state the amount sought if it is approved as a class action. The Company is currently reviewing the Claim and denying all allegations. However, at this time, given this matter is preliminary in nature, our financial statements currently do not provide for any amount. We will continue to assess this matter as the request for the class action develops.

In August 2013 a claim and a request to recognize it as a class action was filed against Mega, in the sum of NIS 5 million. It is claimed that certain milk containers were sold for a price exceeding the maximum price imposed by price control regulation for a similar product. The Company is currently reviewing the Claim and denying all allegations. However, at this time, given this matter is preliminary in nature, our financial statements currently do not provide for any amount. We will continue to assess this matter as the request for the class action develops.

In August 2013 a claim and a request to recognize it as a class action was filed against Mega and other defendants, in the total sum of NIS 30.6 million, out of which NIS 20 million were referred to Mega, alleging the Mega failed to publish in its supermarkets a list of products which are subject to price control regulation. The Company is currently reviewing the Claim and denying all allegations. However, at this time, given this matter is preliminary in nature, our financial statements currently do not provide for any amount. We will continue to assess this matter as the request for the class action develops.

In September 2013 a claim and a request to recognize it as a class action was filed against Mega, in the sum of NIS 110 million, alleging that Mega failed to mark prices per measurement unit in its supermarkets. The Company is currently reviewing the Claim and denying all allegations. However, at this time, given this matter is preliminary in nature, our financial statements currently do not provide for any amount. We will continue to assess this matter as the request for the class action develops.

In October 2013 a claim and a request to recognize it as a class action was filed against Mega, in the sum of approx. NIS 5.4 million. The claim is with regard to the sale of a certain cookie product in one of Mega's supermarkets, a year and five months after its expiry date. The Company is currently reviewing the Claim and denying all allegations. However, at this time, given this matter is preliminary in nature, our financial statements currently do not provide for any amount. We will continue to assess this matter as the request for the class action develops.

In November 2013 a claim, and a request to recognize the claim as a class action, was filed against the Company and Mega and other defendants, in the total sum of NIS 15.3 million, out of which NIS 4.5 million were referred to the Company and Mega. The claim alleges that the use of the words “cocoa” or “chocolate” on the packaging of cookies and biscuits with a dark color makes it appear as if the dark color of the product is due to a cocoa or chocolate ingredient, when it is instead a result of food coloring. The Company is currently reviewing the Claim and denying all allegations. However, at this time, given this matter is preliminary in nature, our financial statements currently do not provide for any amount. We will continue to assess this matter as the request for the class action develops.

In December 2013 a claim, and a request to recognize the claim as a class action, was filed against Mega, in the sum of approx. NIS 161 million. The claim alleges that Mega failed to comply with regulation requirements with respect to verifying the accuracy of weighing instruments in its supermarkets. The Company is currently reviewing the Claim and denying all allegations. However, at this time, given this matter is preliminary in nature, our financial statements currently do not provide for any amount. We will continue to assess this matter as the request for the class action develops.

In January 2014, a claim, and a request to recognize the claim as a class action, was filed against the Company and Mega, in the sum of approx. NIS 70 million. The claim is with respect to purchase vouchers, which are exercised in “Mega” supermarkets for 90% of their value, and which are can not be exercised in “You” supermarkets. The Company is currently reviewing the Claim and denying all allegations. However, at this time, given this matter is preliminary in nature, our financial statements currently do not provide for any amount. We will continue to assess this matter as the request for the class action develops.

In January 2014, a claim, and a request to recognize the claim as a class action, was filed against Mega, in the sum of approx. NIS 29.4 million. The claim is with respect to the alleged lack of chilled drinking water facilities in the company's supermarkets, as required by law. The Company is currently reviewing the Claim and denying all allegations. However, at this time, given this matter is preliminary in nature, our financial statements currently do not provide for any amount. We will continue to assess this matter as the request for the class action develops.

In January 2014, a claim, and a request to recognize the claim as a class action, was filed against the Company and several other defendants, in the total sum of NIS 36 million, out of which NIS 4.5 million were referred to the Company. The claim is with respect to alleged misleading in the sale of pickles under the Mega private label, by the use of acetic acid instead of vinegar as required by relevant regulatory standards. The Company is currently reviewing the Claim and denying all allegations. However, at this time, given this matter is preliminary in nature, our financial statements currently do not provide for any amount. We will continue to assess this matter as the request for the class action develops.

In February 2014, a claim, and a request to recognize the claim as a class action, was filed against Mega and other food retailers, in the total sum of approx. NIS 13 million. The claim is with respect to the unlawful use of the term “Tuna Chunks”. The Company is currently reviewing the Claim and denying all allegations. However, at this time, given this matter is preliminary in nature, our financial statements currently do not provide for any amount. We will continue to assess this matter as the request for the class action develops.

In March 2014, a claim and a request to recognize it as a class action was filed against Mega and other defendants, in the sum of NIS 124 million. The claim is with regard to the alleged lack of marking of expiry date, ingredients and nutritional facts on delicate food products. The Company is currently reviewing the Claim and denying all allegations. However, at this time, given this matter is preliminary in nature, our financial statements currently do not provide for any amount. We will continue to assess this matter as the request for the class action develops.

In March 2014, a claim and a request to recognize it as a class action was filed against Mega and other defendants, in the total sum of NIS 657 million, with regard to the alleged breach of price control regulation in the sale of certain salt products. The Company is currently reviewing the Claim and denying all allegations. However, at this time, given this matter is preliminary in nature, our financial statements currently do not provide for any amount. We will continue to assess this matter as the request for the class action develops.

In July 2013 a claim and a request to recognize it as a class action was filed against Eden Teva Market, in the sum of NIS 35.7 million. The claim alleges that Eden charged higher prices than those that were marked on a certain product. The Company is currently reviewing the Claim and denying all allegations. However, at this time, given this matter is preliminary in nature, our financial statements currently do not provide for any amount. We will continue to assess this matter as the request for the class action develops.

In July 2013 a claim and a request to recognize it as a class action was filed against Eden Teva Market, in the sum of NIS 20 million, with regard to alleged misleading in the marking of prices per measurement unit. The Company is currently reviewing the Claim and denying all allegations. However, at this time, given this matter is preliminary in nature, our financial statements currently do not provide for any amount. We will continue to assess this matter as the request for the class action develops.

In November 2013, a claim and a request to recognize it as a class action was filed against Eden Teva Market, in the sum of approx. NIS 1.1 million. The claim alleges that the method used for reducing the amount equivalent to VAT in certain special sales is misleading. The Company is currently reviewing the Claim and denying all allegations. However, at this time, given this matter is preliminary in nature, our financial statements currently do not provide for any amount. We will continue to assess this matter as the request for the class action develops.

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

Legal proceedings which ended prior to the date of this annual report

In September 2011, a lawsuit was filed against Mega and Shufersal along with a request to be approved as a class action in relation to the issuance and sale of purchase vouchers. The action consists of two claims: 1. The designation of an expiration date to the vouchers constitutes a “depriving condition” in a standard contract and is therefore invalid; and 2. The voucher provision that a consumer who uses vouchers to pay for his purchase can be given change only in vouchers redeemable in the same store constitutes a “depriving condition” and is therefore invalid. The claimant asked for declaratory relief that these provisions are invalid, as well as for damages calculated by the court, taking into account all holders of vouchers and/or shoppers who have used the vouchers over the past 7 years. In September 2013, the court approved a settlement agreement that was reached by the parties in a mediation process. Under the settlement agreement, the Company undertook to replace purchase vouchers that have expired since September 2004 with new vouchers. In the opinion of the Company and its advisors, the provisions included in the Company's financial statements are sufficient to cover the potential liabilities.

In March 2012, a claim and a request to recognize it as a class action were filed against the Company, alleging that it misleads its customers in special sales it holds regarding food products that are sliced or cut to the customers request, and are priced per weight. The plaintiff claims that the Company does not give full and correct details regarding the terms of the special sales, violating requirements of law in connection with product marking and price display. The plaintiff claims, among other claims, that customers choosing to buy such products under special sales in accordance with the Company's advertisements are required to purchase not willingly an extra weight of the product, for the full price. If the Claim is approved as a class action, the approximate claim is estimated by the plaintiff at approx. NIS 72 million. The plaintiff further requests court to issue a decree ordering the Company to fulfill the requirements of the law. In April 2013, the court accepted the plaintiff's request to withdraw the claim.

On September 24, 2012, a letter of claim and motion for approval as a class action was filed against a subsidiary of Mega Dr. Baby Marketing and Distribution (888) Ltd., Company's subsidiary Bee Group Retail Ltd, and a manufacturer of baby products, for an aggregate amount of approximately NIS 135 million. The plaintiff claims that baby mattresses sold by the defendants as bearing a safety certificate issued by the Standards Institution of Israel, never received any such approval. In October 2013, the court approved the plaintiff's request to withdraw the claim.

In January 2013, a letter of claim and motion for approval as a class action was filed against Mega for an aggregate amount of approximately NIS 9 million. The Plaintiff alleges that the description of certain products sold at Mega's internet site for online shopping, containing words such as “Fresh”, “Natural” and/or “Without Sugar” is misleading and does not meet standards required by law. In August 2013, the court approved the plaintiff's request to withdraw the claim.

In June 2013 a claim and a request to recognize it as a class action was filed against Mega, in the sum of NIS 2.7 million. The claim alleges that Mega sold certain cheese products for a price higher than the price advertised. In December 2013, the court approved the plaintiff's request to withdraw the claim.

In June 2013 a claim and a request to recognize it as a class action was filed against Mega and Shufersal, in the sum of NIS 6.2 million. The claim alleges that Mega and Shufersal sold certain popcorn products which were marked in a way that the words “Parve Kosher” were in big letters and the words “for Foreign Milk consumers only” were in small letters. In February 2014 the court approved the plaintiff's request to withdraw the claim.

In August 2013 a claim and a request to recognize it as a class action was filed against the Company, Mega, and other retailers and suppliers, in the total sum of NIS 27.8 million, out of which NIS 3.5 million is referred to the Company and Mega. The claim alleges that a certain cocoa product is intentionally not marked in accordance with the relevant regulation requirements. In December 2013, the court approved the plaintiff's request to withdraw the claim against the Company and Mega.

In September 2013 a claim and a request to recognize it as a class action was filed against Mega, in the sum of NIS 10 million, alleging that Mega failed to mark certain products with a warning of choking hazard. In December 2013, the court accepted the plaintiff's request to withdraw the claim.

In September 2013 a claim and a request to recognize it as a class action was filed against Mega, in the sum of NIS 110 million. The claim is with regard to the size of plastic bags for sandwich wrapping, claiming that there are differences between the size stated on the packing and the actual size of the bags. In February 2014 the court approved the plaintiff's request to withdraw the claim.

In July 2013 a claim and a request to recognize it as a class action was filed against Eden Teva Market, in the sum of NIS 2.8 million. The claim alleges the false labeling of certain products as “Natural” or “100% Natural”, while such products do not meet the required regulatory standards for such terms. In December 2013, the court approved the plaintiff's request to withdraw the claim.

In February 2014, a claim, and a request to recognize the claim as a class action, was filed against Mega and third parties, in the sum of approx. NIS 10 million. The claim is with respect to the alleged failure to mark certain products with a choking hazard warning. In March 2014, the court approved the plaintiff's request to withdraw the claim.

Legal Proceedings related to our Fueling and Commercial Sites

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

A class action was lodged against a subsidiary of Dor Alon and other fuel companies in December 2007. The total amount of the claim is NIS 132 million (the subsidiary's share in this amount is NIS 8.8 million). The claimant asserts that the defendants charged each customer NIS 2 for fueling on Saturdays and on holidays. In February 2013 the claim was rejected by court. In April 2013 the Claimant filed an appeal to the Supreme Court. In the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%. Accordingly, the Company did not make any provision for this claim in its financial statements.

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

On August 22, 2011, Dor Alon received a letter of claim and a motion for approval of action as class action against Dor Alon and the three other gasoline companies for a total of NIS 1 billion (of which Dor Alon's share is NIS 167 million). The claimants argue that the gasoline companies inflated the “marketing expense item” which is incorporated into the calculation of the maximum price of gasoline 95 octane by adding expenses unrelated to the sale of gasoline, thus misleading the regulator and enabling themselves to sell gasoline 95 octane at a higher price than the price that should be charged. The claimants assert that this is violation of legislated provisions in the Supervision Order on Goods and Services (Maximum Prices in Gasoline Stations) – 2002; the Consumer Protection Law – 1981; and the Damage Ordinance (new version) – 1968. In the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%. Accordingly, the Company did not make any provision for this claim in its financial statements.

On June 24, 2012, a letter of claim and motion for approval as a class action was filed against Dorgas, at an aggregate amount of approximately NIS 42 million. The plaintiff claims that Dorgas is in breach of the Arrangements in the State Economy Regulations that require that at the time of termination of a contract between a gas supplier and a client that the deposit payments be returned linked to the Israeli Consumer Prices Index. In the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%. Accordingly, the Company did not make any provision for this claim in its financial statements.

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

On September 6, 2012, a letter of claim and motion for approval as a class action was filed against Dor Alon, for an aggregate amount of NIS 43.2 million. The plaintiff claims that as a customer of the Dor Alon “Spidomat” arrangement for car fueling at reduced prices, she discovered that her reduction was less than the regular discount given to all other customers at the station. As result, the Plaintiff claims she suffered financial damages from being a member of the “Spidomat” arrangement. In the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%. Accordingly, the Company did not make any provision for this claim in its financial statements.

On September 13, 2012, a letter of claim and motion for approval as a class action was filed against a subsidiary of Dor Alon and other defendants, for an aggregate amount of NIS 77 million. The letter of claim states that the defendants have breached the provisions of the product and service regulation order (maximum prices in gas stations – 2002 (herein, “the Order”) as regards conditions for collection of extra charge on full service, nighttime service and rest days service, as well as the provisions of article 3(D) of the of the product and service regulation order (maximum prices in gas stations) (amendment) – 2006 (herein, “the Amended Order”) as regards the signage of self-service fuelling pumps. The claimants argue that the order has set criteria for a minimum rate of self-service pumps in the gas stations out of the total number of pumps in the gas station, and that whenever the criterion is not met, it is prohibited to collect service fee in that station. The claimants further allege that according to the Amended order, whenever a pump is not marked in accordance with the Order, it cannot be regarded as a self-service pump. As a result, the Defendants did not meet the criterion stipulated in the Order in certain stations and are therefore prohibited from collecting service fee in those gas stations. In the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%. Accordingly, the Company did not make any provision for this claim in its financial statements.

On September 13, 2012, a letter of claim and motion for approval as a class action was filed against a subsidiary of Dor Alon, for an aggregate amount of NIS 3 million. It is claimed that prices are not marked on cigarette products in AM:PM stores. In the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%. Accordingly, the Company did not make any provision for this claim in its financial statements.

In October 2013 a letter of claim and motion for approval as a class action was filed against a subsidiary of Dor Alon, together with other defendants including oil companies and credit card companies. It is claimed that there is an agreement between the oil companies and the credit card companies, according to which extra charging is made for a limited period of time, when paying with certain credit cards at gas filling stations, without prior notification to the client. The Company is currently reviewing the claims and denying all allegations. However, at this time, given the fact that this matter is in a preliminary stage, our financial statements currently do not provide for any provision. We will continue to assess this matter as the request for the class action develops.

In November 2013 two letters of claim and motions for approval as a class action were filed against a subsidiary of Dor Alon, one in the sum of NIS 7 million, and the other in the amount of NIS 306 million. It is alleged in both claims that the subsidiary, Alon Intrade Coffee Shops Ltd., replaced labels of the production dates of sandwiches, in a way that appeared as if the sandwich had been produced no later than in the last 24 hours from the time it was bought. In the opinion of the Company, based on the opinion of its legal advisers, the chances that the claims will be rejected exceed 50%. Accordingly, the Company did not make any provision for these claims in its financial statements.

In March 2014, a letter of claim and motion for approval as a class action was filed against a subsidiary of Dor Alon, in the sum of NIS 3.5 million. The claim is with regard to the sale of products in “Alonit” stores located at filling stations, during the night hours. It is claimed that sale of products during the night is made through a window, without enabling the customers to access the store, and without displaying a price catalogue. The Company is currently reviewing the Claims and denying all allegations. However, at this time, given this matter is preliminary in nature, our financial statements currently do not provide for any amount. We will continue to assess this matter as the request for the class action develops.

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

Legal proceedings which ended prior to the date of this annual report

In December 2010 an indictment was issued in the local court in Tel Aviv against Dor Alon, a subsidiary of Dor Alon, two officers of Dor Alon and an employee a claim by the Environment Ministry claiming they did not perform checks of the leakage of fuel tanks and pipes in a number of Dor Alon's fueling stations and claiming that they did not pass the results of their waterproofness checks to the person in charge of the prevention of water contamination by fuels in the Environment Ministry (as described above), claiming omission of reporting of an oil leak, non-treatment of a facility that was not waterproof and the non-installation of a piezometer, in accordance with 1959 Water Law and the 1977 (prevention of water contamination regulations)(fueling stations) Regulations. The relevant period for performing the waterproofing checks in the statement of claim was between 2000 and 2004. In September 2013, the court approved a plea bargain agreement under which Dor Alon had been convicted and fined in the sum of approx. NIS 510,000.

On June 27, 2010, a statement of claim and a request to approve the claim as a class action and as a derivative claim was lodged against Dor Alon, members of the Board of Directors of Dor Alon and Alon. The claim was lodged by holders of Series A debentures of Dor Alon that wish to represent the holders of Series A Dor Alon debentures as of February 7, 2010, who did not convert the debentures into Dor Alon shares. In their claim, the plaintiffs claim that the distribution (on February 9, 2010) of the shares of Alon Natural Gas Exploration Ltd. to Dor Alon's shareholders was an unlawful distribution. The plaintiffs also claim that Dor Alon should have adjusted the Series A debentures' conversion rate following the distribution of shares as above. The plaintiffs request that the Court would oblige Alon and the members of Dor Alon's Board of Directors to return to Dor Alon the shares that were distributed as above; alternatively, the plaintiffs request that Dor Alon will be required to adjust the conversion rate of the debentures to the “Ex rate” subsequent to the distribution; alternatively, the plaintiffs seek damages for non-adjustment of the conversion rate. In May 2013, all claims were rejected by the court.

In February 2011 a claim and an application for approval of the claim as a class action was filed against Dor Alon and other fuel companies. The issue in the claim is differences between the temperature of the LPG and the energy it provides as a result of burning. In April 2013 the plaintiff's request to withdraw the claim was approved by the court.

Legal Proceedings related to our Non-Food Segment

In July 2013 a claim and a request to recognize it as a class action was filed against Mega, Kfar Hash'ashuim Toy Stores Chain and other store chains, with regard to special sales that offer reduced prices for the second item bought. It is claimed that when purchasing 4 items (1+1 and 1+1), the reduction is always made from the lowest prices of all four. The claim does not state the amount sought if it is approved as a class action. The Company is currently reviewing the Claim and denying all allegations. However, at this time, given this matter is preliminary in nature, our financial statements currently do not provide for any amount. We will continue to assess this matter as the request for the class action develops.

Legal proceedings which ended prior to the date of this annual report

In January 2012, a claim and a request to recognize it as a class action were filed against the Company, regarding the sale of toy and other products by its “Kfar Hashashuim” chain of stores. The claim alleges that the company fails to mark in Hebrew required details such as identifying details of the importer of the products, the manufacturer, supplier, country of manufacturing, as well as the range of ages the product is designated for, and certain warnings required by law. If the Claim is approved as a class action, the approximate claim is estimated by the plaintiff at approximately NIS 18 million. The plaintiff further requests court to issue a decree ordering the Company to fulfill the requirements of the law and mark its products accordingly. In May 2013, the plaintiff's request to withdraw the claim was approved by the court.

Contingencies related to the YOU customer club

Legal proceedings which ended prior to the date of this annual report

In December 2010, a claim and a request to recognize it as a class action was filed against the YOU, claiming that discounts for filling the car with petrol at Dor Alon petrol stations, which the club supposedly promised were not given. If the claim were to be accepted as a class action, the claimant assesses his claim at NIS 894 million. In August 2013, the court approved a settlement agreement reached by the parties, according to which, the Company paid an immaterial amount to the claimant.

In November 2010, a claim and a request to recognize it as a class action was filed against YOU, claiming that discounts for filling the car with diesel at Dor Alon petrol stations, which the club supposedly promised as well as wrongly advertised were not given in reality. If the claim were to be accepted as a class action, the claimant assesses his claim at NIS 54 million. In December 2013 the court approved the plaintiff's request to withdraw the claim.

In November 2011, a letter of claim and a motion for approval of action as a class action was filed against Mega, alleging that Mega is misleading its “YOU” card holder customers, by charging prices higher than advertised for products offered within its customers' loyalty plan. If the claim is approved as a class action, the approximate claim is estimated by the plaintiff at approximately NIS 10 million. In January 2014, the court approved the plaintiff's request to withdraw the claim.

On November 1, 2012, a letter of claim and motion for approval as a class action was filed against Mega, the You Customer Club, Diners Club Israel Ltd., and Credit Cards for Israel Ltd., for an aggregate amount of approximately NIS 120 million. The Plaintiff claims that the defendants mislead the holders of a certain You credit card named “CalChoice.” The You credit card “CalChoice” enables its holders to obtain extra credit by way of charging a minimum of NIS 200 for every NIS 5,000 spent. The remaining balance is postponed and is charged in the next month, while the holder of the card can provide each month the amount he would like to pay out of such balance. The Plaintiff alleges that the defendants do not properly notify the client of the interest rate to be charged, and that such interest rate is significantly higher than interest rates charged at bank accounts or other competing credit cards. The plaintiff further claims that the defendants do not properly notify the card holder of his option to determine the amount to be charged each month, while automatically charging the minimum required. In January 2014, the court approved the plaintiff's request to withdraw the claim.

Legal Proceedings Related to Alon Cellular

In October 2013 a claim and a request to recognize it as a class action was filed against Alon Cellular together with all the recently established cellular companies in Israel, in the total sum of approx. NIS 160 million, out of which NIS 11 million is referred to Alon Cellular. The claim alleges that the cellular companies failed to comply with regulatory requirements in connection with accessibility of their services to people with disabilities. The Company is currently reviewing the Claim and denying all allegations. However, at this time, given this matter is preliminary in nature, our financial statements currently do not provide for any amount. We will continue to assess this matter as the request for the class action develops.

Legal proceedings which ended prior to the date of this annual report

In June 2013 a claim and a request to recognize it as a class action was filed against Alon Cellular, in the sum of NIS 23.6 million, alleging that Alon Cellular should provide access to certain content services. In August 2013, the plaintiff's request to withdraw the claim was approved by the court.

General

We are involved in various other legal or other proceedings incidental to the ordinary course of our business. We do not believe that any of these proceedings, individually or in the aggregate, will have a material adverse effect on our business, financial position or operating results.

Independent Accountants

On February 4, 2014, Alon Blue Square’s shareholders approved the reappointment of Kesselman & Kesselman as our auditors for the year ending December 31, 2013. Kesselman & Kesselman has no relationship with us or with any affiliate of us, except as auditors.

B.	Significant Changes.

Except as otherwise disclosed in this Annual Report, no significant change has occurred since December 31, 2013.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details.

ADSs

The following table sets forth the annual high and low closing prices for Alon Blue Square ADSs for the five most recent full financial years as reported by the New York Stock Exchange.

Year	High	Low
2009	$11.2	$5.3
2010	$14.9	$8.1
2011	$10.6	$4.0
2012	$4.3	$1.8
2013	$4.7	$3.7

The following table sets forth the quarterly high and low closing prices for Alon Blue Square ADSs for each quarter of the two most recent full financial years and the subsequent quarterly period, as reported by the New York Stock Exchange.

Year	High	Low

2012
First quarter	$4.3	$3.3
Second quarter	$3.9	$2.1
Third quarter	$2.3	$1.8
Fourth quarter	$3.0	$2.0

2013
First quarter	$3.2	$2.5
Second quarter	$4.0	$3.0
Third quarter	$4.0	$3.3
Fourth quarter	$4.7	$3.8

2014
First quarter	$4.3	$3.7

The following table sets forth the monthly high and low closing prices for Alon Blue Square ADSs for the last six months, as reported by the New York Stock Exchange.

2013	High	Low

October	$4.0	$3.8
November	$4.7	$3.9
December	$4.3	$3.9

2014	High	Low

January	$4.3	$4.0
February	$3.9	$3.7
March	$4.0	$3.8

Ordinary Shares

The following table sets forth the annual high and low closing prices for Alon Blue Square’s ordinary shares for the years 2009 to 2013 as reported by the Tel Aviv Stock Exchange. Shares are traded on the Tel Aviv Stock Exchange in NIS, and the translation of the NIS to dollars has been made at the representative exchange rate of exchange on the last day of each period, as published by The Bank of Israel.

Year	High		Low
	NIS	$	NIS	$
2009	42.9	11.4	23.0	6.1
2010	50.1	14.1	29.8	8.4
2011	36.5	9.6	15.5	4.1
2012	16.2	4.3	7.0	1.9
2013	16.7	4.8	9.3	2.7

The following table sets forth the quarterly high and low closing price for Alon Blue Square’s ordinary shares for the quarters set forth below, as reported by the Tel Aviv Stock Exchange. The translation into dollars has been made at the representative rate of exchange on the last day of each period, as published by The Bank of Israel.

	High		Low
	NIS	$	NIS	$
2012
First Quarter	16.2	4.4	12.7	3.4
Second Quarter	14.6	3.7	8.5	2.2
Third Quarter	8.9	2.3	7.0	1.8
Fourth Quarter	10.7	2.9	7.7	2.1

2013
First Quarter	11.6	3.2	9.3	2.6
Second Quarter	15.0	3.7	11.8	2.9
Third Quarter	14.6	4.1	12.1	3.4
Fourth Quarter	16.7	4.8	13.7	3.9

2014
First Quarter	14.9	4.3	13.2	3.8

The following table sets forth the monthly high and low closing prices for Alon Blue Square ordinary shares for the last six months, as reported by the Tel Aviv Stock Exchange. The translation into dollars is based on the representative rate of exchange on the last day of each period, as published by The Bank of Israel.

2013	High		Low
	NIS	$	NIS	$

October	14.5	4.1	13.7	3.9
November	16.7	4.7	13.7	3.9
December	15.8	4.6	13.8	4.0

2014	High		Low
January	14.9	4.3	13.7	3.9
February	14.0	4.0	13.2	3.8
March	14.1	4.0	13.5	3.9

For additional information on our ordinary shares, see “Item 10. Additional Information - B. Memorandum and Articles of Association - Description of Securities - Ordinary Shares.”

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

Private Placements

Under Alon Blue Square’s Articles of Association, resolutions of the board of directors regarding a private placement of Alon Blue Square’s shares constituting, or securities convertible into, more than ten percent of our outstanding share capital require the approval of Alon Blue Square’s shareholders. With respect to the aforesaid, securities convertible or exercisable into shares are deemed to have been converted or exercised on the date of their issue.

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

Board of Directors

Under Alon Blue Square’s Articles of Association, resolutions by the board of directors shall be decided by a majority of votes of the directors present (or participating, in the case of voting by media) and voting, each director having one vote.

In addition, the Israeli Companies Law requires that certain transactions, actions and arrangements be approved as provided for in a company’s articles of association and in certain circumstances by the audit or compensation committee and by the board of directors itself. Those transactions that require such approval pursuant to a company’s articles of association must be approved by its board of directors. In certain circumstances, audit or compensation committee and shareholder approval is also required. The vote required by the audit or compensation committee and the board of directors for approval of such matters, in each case, is a majority of the directors participating in a duly convened meeting. For further information regarding the committees see “Item 6. Directors, Senior Management and Employees - C. Board Practices – Committees.”

The Israeli Companies Law requires that a member of the board of directors or senior management of the company promptly and, in any event, not later than the first board meeting at which the transaction is discussed, disclose any personal interest that he or she may have, either directly or by way of any corporation in which he or she is, directly or indirectly, a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager, as well as all related material information known to him or her, in connection with any existing or proposed transaction by the company. In addition, if the transaction is an extraordinary transaction (that is, a transaction other than in the ordinary course of business, otherwise than on market terms, or is likely to have a material impact on the company’s profitability, assets or liabilities), the member of the board of directors or senior management must also disclose any personal interest held by his or her spouse, siblings, parents, grandparents, descendants, spouse’s descendants, siblings and parents, and the spouses of any of the foregoing.

Once the member of the board of directors or senior management complies with the above disclosure requirement, a company may approve the transaction in accordance with the provisions of its articles of association. Further, under Alon Blue Square’s Articles of Association, subject to the provisions of the Companies Law, (i) a transaction between us and an officer or a person that controls us or (ii) a transaction between us and another person in which an officer of ours or a person that controls us has a personal interest, which transaction is not in any such case extraordinary (Ordinary Interested Transactions), will be approved by us in the following manner:

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

Alon Blue Square’s Articles of Association provide that, subject to the Israeli Companies Law, all actions executed in good faith by the board of directors or by a committee thereof or by any person acting as a director or a member of a committee of the board of directors will be deemed to be valid even if, after their execution, it is discovered that there was a flaw in the appointment of these persons or that any one of these persons was disqualified from serving at his or her office.

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

According to the Israeli Companies Law, a contract of a company with its directors, regarding their conditions of service, including the grant to them of exemption from liability from certain actions, insurance, and indemnification as well as the company’s contract with its directors on conditions of their employment, in other capacities, require the approval of the audit or compensation committee, the board of directors, and the shareholders.

Compensation Policy

A recent amendment to the Companies Law requires that each public company must adopt a compensation policy by approval of its compensation committee, its board of directors and shareholders (by a majority of shareholders that does not include the controlling shareholders of the company and any shareholders interested in the approval of the compensation policy) and also that the terms of service and engagement of the chief executive officer, directors or controlling shareholders (or a relative thereof) receive the approval of the compensation committee, board of directors, and shareholders, subject to limited exceptions. Similarly, the terms of service and engagement of any officer other than the CEO must receive the approval of the compensation committee and board of directors. However, shareholder approval is only required if the compensation of such officer other than the CEO is not in accordance with the company’s compensation policy. Under certain circumstances, the compensation committee and the board of directors may approve a compensation policy or terms of service even if rejected the shareholders meeting.

On September 30, 2013, our shareholders approved the adoption of a compensation policy applicable to Company officers and directors for a period of three years. Among other things, the Compensation Policy provides the manner and basis on which the terms of office and employment of the Company Office Holders will be established and approved. The Company’s Compensation Policy takes into account, among other things, providing proper incentives to directors and officers, taking into account the risk management of the company, the officer’s contribution to achieving corporate objectives and increasing profits, and the function of the officer or director. The Company’s compensation policy was submitted to the SEC on Form 6-K on September 12, 2013.

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

Election of Directors. Our ordinary shares do not have cumulative voting rights in the election of directors. As a result, the holders of ordinary shares representing more than 50% of our ordinary shares and voting power have the power to elect all of our directors, other than our external directors, whose initial election requires, in addition to the vote of a majority of shareholders, that a majority of the votes of the shareholders who are not controlling shareholders and do not have a personal interest in the appointment (excluding a personal interest which did not result from the shareholder’s relationship with the controlling shareholder) who participate in the vote, vote for their nomination (without taking into account abstentions), or that less than two percent of the disinterested shareholders vote against their nomination. Currently, Alon Retail has the power to elect all of our directors other than our two external directors. See Item 3. Key Information - D. Risk Factors - “Alon is able to control the outcome of matters requiring shareholder approval.”

Dividend and Liquidation Rights. Our profits, in respect of which a resolution was passed to distribute them as dividend or bonus shares, shall be paid pro rata to the amount paid or credited as paid on account of the nominal value of shares held by the shareholders. In the event of Alon Blue Square’s liquidation, the liquidator may, with the general meeting’s approval, distribute parts of the company’s property in specie among the shareholders and he may, with similar approval, deposit any part of the company’s property with trustees in favor of the shareholders as the liquidator, with the approval mentioned above deems fit.

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

Annual general meetings of shareholders are held once every year within a period of not more than 15 months after the last preceding annual general shareholders’ meeting. The meeting shall be held at the company’s registered offices, unless the board of directors has determined otherwise. The board of directors may call special general meetings of shareholders. The Israeli Companies Law provides that a special general meeting of shareholders may be called by the board of directors or by a request of two directors or 25% of the directors in office, whichever is the lower, or by shareholders holding at least 5% of the issued share capital of the company and at least 1% of the voting rights, or of shareholders holding at least 5% of the voting rights of the company.

An ordinary resolution requires approval by the holders of a majority of the voting rights present, in person or by proxy, at the meeting and voting on the resolution.

Modification of Class Rights. Under Alon Blue Square’s Articles of Association, unless otherwise provided, the rights attached to any class may be varied after a resolution is passed by general meetings of the shareholders of each class of shares separately or after obtaining the written consent of the holders of all the classes of shares.

Allotment of Shares. Alon Blue Square’s board of directors has the power to allot or to issue shares to any person, with restrictions and condition, for their nominal value or with a premium, as it deems fit.

Private Placements

For information on private placements, see “Item 10. Additional Information - B. Memorandum and Articles of Association- Private Placements.”

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

Israeli Tax Considerations

General

The following is a summary of the current tax regime of the State of Israel, which applies to us and to persons who hold our ordinary shares or ADSs (the “Shares”).

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

General Corporate Tax Structure in Israel

The Israeli corporate tax rate applicable to Israeli resident companies in 2013 and 2014 is 25% and 26.5%, respectively.

TAXATION OF SHAREHOLDERS

Capital Gains

Capital gains tax is imposed on the disposal of capital assets by an Israeli resident, and on the disposal of such assets by a non-Israeli resident if those assets are either (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel. The Israeli Income Tax Ordinance distinguishes between “Real Gain” and the “Inflationary Surplus”. Real Gain is the excess of the total capital gain over Inflationary Surplus computed generally on the basis of the increase in the Israeli CPI between the date of purchase and the date of disposal.

The real capital gain accrued by individuals on the sale of the Shares will be taxed at the rate of 25%. However, if the individual shareholder is a “Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of one of the Israeli resident company’s means of control) at the time of sale or at any time during the preceding 12 month period, such gain will be taxed at the rate of 30%. In addition, capital gains generated by an individual claiming deduction of financing expenses in respect of such gain will be taxed at the rate of 30%.

Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (26.5% in 2014 for corporations and a marginal tax rate of up to 50% in 2014 for individuals, including an additional 2% tax which would be levied on individuals whose taxable income from Israeli sources exceeds NIS 811,560 in 2014). Notwithstanding the foregoing, capital gains generated from the sale of our Shares by a non-Israeli shareholder may be exempt from Israeli tax under the Israeli Income Tax Ordinance provided that the following cumulative conditions are met: (i) the Shares were purchased upon or after the registration of the Shares on the stock exchange (not applicable in respect of Shares purchased on or after January 1, 2009), (ii) the seller does not have a permanent establishment in Israel to which the generated capital gain is attributed, and (iii) if the seller is a corporation, less than 25% of its means of control or the rights to its profit or income are held by or attributed to Israeli resident shareholders. In addition, the sale of the Shares may be exempt from Israeli capital gains tax under the provisions of an applicable double tax treaty. For example, the U.S.-Israel Double Tax Treaty exempts a U.S. resident from Israeli capital gain tax in connection with the sale of the Shares, provided that: (i) the U.S. resident owned, directly or indirectly, less than 10% of the voting power of the company at any time within the 12 month period preceding such sale; (ii) the U.S. resident, being an individual, is present in Israel for a period or periods of less than 183 days during the taxable year; and (iii) the capital gain from the sale was not derived through a permanent establishment of the U.S. resident in Israel (“U.S.-Israel Double Tax Treaty”).

Either the purchaser, the Israeli stockbroker or the financial institution through which the Shares are held are obligated, subject to the above mentioned exemptions, to withhold tax upon the sale of Shares at a 25% tax rate for corporations and/or for individuals.

Upon the sale of traded securities, a detailed return, including a computation of the tax due, must be filed and an advanced payment must be paid to the Israeli Tax Authority on January 31 and June 30 of every tax year in respect of sales of traded securities made within the previous six months. However, if all tax due was withheld at source according to applicable provisions of the Israeli Income Tax Ordinance and regulations promulgated thereunder, such return must not be filed and no advance payment must be paid. A capital gain is also reportable on the annual income tax return.

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

Dividends distributed by an Israeli resident company to a non-Israeli resident (either individual or corporation) is generally subject to tax on the receipt of such dividend at the rate of 25% (30% if the dividend recipient is a Controlling Shareholder at the time of distribution or at any time during the preceding 12 month period). These rates may be reduced under the provisions of an applicable double tax treaty. Thus, under the U.S.-Israel Double Tax Treaty, the following tax rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain types of interest or dividends the tax rate is 12.5%; (ii) if both the conditions mentioned in section (i) above are met and the dividend is paid from an Israeli resident company’s income, which was entitled to a reduced tax rate applicable to an Approved Enterprise/Benefited Enterprise/Preferred Enterprise – the tax rate is 20% for dividends distributed from profits derived after January 1, 2014; (iii) in all other cases, the tax rate is 25%. The aforementioned rates under the U.S.-Israel Double Tax Treaty will not apply if the dividend income is attributed to a permanent establishment of the U.S. resident in Israel.

The Company is obligated to withhold tax upon the distribution of dividends at the following withholding tax rates: (a) for securities registered and held by a clearing corporation: (i) Israeli resident corporations – 0%, (ii) Israeli resident individuals – 25%, and (iii) non-Israeli residents - 25%, unless reduced by applying the provisions of an applicable double tax treaty; (b) in all other cases: (i) Israeli resident corporations – 0%, (ii) Israeli resident individuals – 25%/30% (the 30% tax rate shall apply if the dividend recipient is a “Controlling Shareholder” (as defined above) at the time of the distribution or at any time during the preceding 12 months period)), and (iii) non-Israeli residents - 25%/30% as referred to above with respect to Israeli resident individuals, unless reduced by applying the provisions of an applicable double tax treaty.

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

United States Federal Income Tax Considerations

The following is a summary of the material U.S. federal income tax consequences that apply to U.S. Holders who hold Alon Blue Square’s ADSs or ordinary shares (together “Shares”) as capital assets for tax purposes. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof and the U.S.-Israel income tax treaty, all of which are subject to change, possibly on a retroactive basis. This summary does not address all U.S. federal income tax matters that may be relevant to a particular perspective holder or all tax considerations that may be relevant with respect to an investment in Alon Blue Square’s Shares.

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

Sale or Other Disposition of Shares

If a U.S. holder sells or otherwise disposes of its Shares, a gain or loss will be recognized for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and such holder’s adjusted basis in the Shares. Subject to the discussion below under the heading “Passive Foreign Investment Companies,” such gain or loss generally will be a capital gain or loss and will be a long-term capital gain or loss if the holder had held the Shares for more than one year at the time of the sale or other disposition. Long-term capital gains realized by individual U.S. Holders generally are subject to a lower marginal U.S. federal income tax rate (currently up to 20%) than ordinary income. A U.S. Holder’s ability to deduct capital losses is subject to limitations. In addition to the income tax on gains discussed above, certain non-corporate U.S. holders will also be subject to the 3.8% Medicare tax on net gains as discussed below under “Medicare Tax on Unearned Income”. Under most circumstances, any gain that a holder recognizes on the sale or other disposition of Shares will be U.S. source for purposes of the foreign tax credit limitation and any recognized losses will be allocated against U.S. source income.

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

Medicare Tax on Unearned Income

Certain U.S. Holders that are individuals, estates or trusts are required to pay an additional 3.8% tax on all or a portion of their “net investment income”, which includes, among other things, dividends on, and net gains from the sale or other disposition of Shares (other than Shares held in a trade or business).

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

•          a U.S. Holder would be required to make an annual return on IRS Form 8621 regarding distributions received and gains realized with respect to the Shares. Additionally, recently promulgated regulations impose an additional annual filing requirement for U.S. Holders who are shareholders of a PFIC.

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

Certain U.S. Holders who are individuals may be required to report information relating to an interest in our ADSs on IRS Form 8938, subject to certain exceptions (including an exception for shares held in accounts maintained by financial institutions). U.S. Holders are encouraged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our ADSs.

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

As a foreign private issuer, Alon Blue Square is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, Alon Blue Square is not required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. A copy of each report submitted in accordance with applicable United States law is available for public review at Alon Blue Square’s principal executive offices.

I.	Subsidiary Information.

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Sensitivity

The Company is exposed to various market risks, most of them related to changes in interest rates and changes in the Israeli CPI. Loans and Debentures in the amount of approximately NIS 2,847.8 million and marketable securities in the amount of approximately NIS 460.8 million bear interest at fixed rates, and therefore changes in the interest rates will affect the fair value of such loans and marketable securities. Other loans set forth below bear interest at variable rates (as a result of changing interest rates or CPI linkage), and therefore a change in the CPI or the prime interest rate will affect future cash flow and interest expenses.

The table below provides information about our financial instruments as of December 31, 2013:

	December 31, 2013 Expected maturity (NIS in thousands)
	2014	2015	2016	2017	2018	2019	2020 and thereafter	Total
Long term loan from banks - linked:
Linked to the Israeli CPI - 3.79% (weighted average rate as of December 31, 2013)	86,503	86,654	81,559	129,715	62,332	62,332	296,004	805,099
Long term loans from bank - unlinked:
Fixed annual interest rate of 6.75%	12,440	7,595	7,761	7,940	2,318	-	-	38,054
Variable interest (average annual rate as of December 31, 2013 of 3.68%)	152,146	240,139	109,275	82,670	36,267	5,089	44,002	669,588
Long term loans from others - unlinked:
Variable interest (average annual rate as of December 31, 2013 of 2.54%)	-	9,250	-	-	-	-	2,669	11,919
	251,089	343,638	198,595	220,325	100,919	67,421	342,675	1,524,660
Debentures- Linked to the Israeli CPI:
Issued by the Company - fixed rate 5.9%	82,386	-	-	-	-	-	-	82,386
Issued by the Company - fixed rate 2.5%	26,674	26,674	26,674	26,674	26,674	26,674	80,021	240,065
Issued by BSRE - fixed rate 4.7%	228,679	228,679	228,680	-	-	-	-	686,038
Issued by BSRE - fixed rate 4.2%	23,995	23,995	23,995	87,981	87,982	-	-	247,948
Issued by BSRE - fixed rate 4.5%	-	-	-	187,614	187,614	187,614	187,614	750,457
Issued by BSRE - fixed rate 3.3%	-	-	-	-	9,120	9,120	103,365	121,605
Issued by Dor Alon - fixed rate 5%	72,287	72,287	-	-	-	-	-	144,574
Issued by Dor Alon - fixed rate 4.95%	8,074	8,074	8,074	8,074	8,074	8,074	4,844	53,288
Issued by Dor Alon - fixed rate 6.45% (weighted average rate as of December 31, 2013)	4,040	4,302	4,581	2,902	3,089	48,339	-	67,253
Debentures- unlinked:
Issued by Dor Alon – variable interest (average annual rate as of December 31, 2013 of 3.10%)	20,151	20,151	20,150	20,150	-	-	-	80,602
Issued by Dor Alon - fixed rate 6.65%	108,316	108,316	108,317	-	-	-	-	324,949
Convertible Debentures Linked to the Israeli CPI: (1)
Issued by BSRE - fixed rate 6.25%	29,715	29,715	31,771	-	-	-	-	91,201
	604,317	522,192	452,242	333,394	322,553	279,821	375,845	2,890,366
Marketable Securities - Linked to the Israeli CPI	130,729							130,729
Marketable Securities – unlinked in NIS	324,037							324,037
Marketable Securities – in other currencies	6,082							6,082
	460,847							460,847

(1) See also “Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources – Debentures.”

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

The table below provides information about the changes of the CPI and the “known” CPI index:

	CPI (1)	The “known” CPI index (2)

2011	2.2%	2.6%
2012	1.6%	1.4%
2013	1.8%	1.9%

(1)	Calculated based on actual CPI date (through December of end year).
(2)	Calculated based on published PI date (through November of end year).

The table below provides an analysis of monetary assets and liabilities by currency and linkage as of December 31, 2013:

	December 31, 2013
	NIS linked to CPI	NIS unlinked	US dollar	Other currencies	Other	Total
	NIS in thousands

Assets:
Cash and cash equivalents	-	312,837	9,463	279	-	322,579
Short term bank deposit	-	32,252	61,551	-	-	93,803
Investment in securities	130,729	324,037	6,081	-	37,932	498, 779
Trade receivables	-	1,202,170	19,762	-	-	1,221,932
Other accounts receivables	-	240,763	440	-	-	241,203
Income taxes receivable	25,223	-	-	-	-	25,223
Loan Receivable	74,630	165,634	18,812	-	-	259,077
Derivative financial instruments	-	-	6,309	-	-	6,309
Investment in equity securities	-	-	-	-	60,259	60,259
Other long-term receivables	77,104	-	-	-	-	77,104
Assets of disposal groups classified as held for sale	207	60,174	656	17	-	61,054
Total assets	307,893	2,337,867	123,074	296	98,191	2,867,321

Liabilities:
Credit and loans from banks and others	-	829,812	-	-	-	829,812
Trade payables	-	890,144	345,483	-	-	1,235,627
Other accounts payable and accrued expenses	25,193	328,322	4,032	-	-	357,547
Customer’s deposits	28,469	-	-	-	-	28,469
Income tax payables	3,199	-	-	-	-	3,199
Provisions	10,971	29,399	-	-	-	40,370
Loans	805,099	719,561	-	-	-	1,524,660
Debentures	2,382,055	406,812	-	-	-	2,788,867
Convertible debentures	91,201	-	-	-	-	91,201
Other long-term liabilities	9,692	1,162	-	-	-	10,854
Derivative financial instruments	889	-	8,442	-	-	9,331
Liabilities of disposal groups classified as held for sale	-	84,777	-	-	-	84,777
Total liabilities	3,356,768	3,289,989	357,957	-	-	7,004,714

For further information regarding market risks, see note 3 to our consolidated financial statements.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable

C.	Other Securities

Not applicable

D.	American Depositary Shares

Each of our American Depositary Shares, or ADSs, represents one of our ordinary shares. Our ADSs trade on the New York Stock Exchange.

Fees and Expenses

Persons depositing or withdrawing shares or American Depositary Shares must pay:		For:

$5.00 (or less) per 100 American Depositary Shares (or portion of 100 American Depositary Shares)	•	Execution and delivery of American Depositary Shares, including issuances resulting from a distribution of shares or rights or other property

	•	Surrender of American Depositary Shares for the purpose of withdrawal, including if the deposit agreement terminates

$.02 (or less) per American Depositary Share	•	Any cash distribution to American Depositary Share holders

A fee equal to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of American Depositary Shares	•	Distribution of securities or property (other than cash, shares or rights) distributed to holders of deposited securities which are distributed by the depositary to American Depositary Share holders

$.02 (or less) per American Depositary Shares per annum (unless a fee was paid for that calendar year for cash distributions)	•	Depositary services

Registration or transfer fees	•	Transfer and registration of shares on our share register to or from the name of the depositary or its nominee when you deposit or withdraw shares

Expenses of the depositary	•	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

	•	converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any American Depositary Share or share underlying an American Depositary Share, for example, stock transfer taxes, stamp duty or withholding taxes	•	As necessary

Any charges incurred by the depositary or its agents for servicing the shares or deposited securities	•	As necessary

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2013 based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission (COSO 1992). Based on our assessment and this framework, our management concluded that the Company’s internal control over financial reporting were effective as of December 31, 2013.

(c) This Annual Report does not include an attestation report from our independent registered public accounting firm regarding our effectiveness of internal control over financial reporting. Management’s report was not subject to an attestation report by our independent registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit us to only provide management’s report in this Annual Report as we are a non-accelerated filer.

(d) Changes in internal controls over financial reporting. There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors has determined that Avraham Meron is an “audit committee financial expert” as defined in Item 16A of Form 20-F and is independent in accordance with the NYSE listing standards for audit committees applicable to Alon Blue Square.

ITEM 16B.	CODE OF ETHICS

As of the date of this Annual Report, we have adopted a code of ethics that applies to our Chief Executive Officer, President, Chief Financial Officer, Corporate Controller and employees. This code of ethics is posted on our website, http://www.bsi.co.il/bsi/en/?page_id=119.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, served as our independent public accountants for the fiscal years ended December 31, 2012 and 2013, for which audited financial statements appear in this Annual Report on Form 20-F.

The following table presents the aggregate fees for professional services rendered by such accountants to us during their respective term as our principal accountants in 2012 and 2013.

	2013	2012
	(NIS in thousands)	(NIS in thousands)
Audit Fees (1)	4,837	5,349
Audit-Related fees (2)	137	55
Tax Fees (3)	213	256
All Other Fees (4)	114	169
TOTAL	5,301	5,829

(1)	Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor can reasonably provide, and include the group audit; statutory audits; comfort letters and consents; attest services; assistance with and review of documents filed with the SEC and Sarbanes-Oxley Act compliance.

(2)	Audit-related services in connection with Alon Blue Square and BSRE’s shelf prospectuses and in connection with reports delivered to the Company’s controlling shareholder.

(3)	Tax fees were for services related to tax compliance, including the preparation of tax returns and claims for refund, and tax planning and tax advice, including assistance with tax audits and appeals, advice related to mergers, acquisitions, transfer pricing, and assistance with respect to requests for rulings from tax authorities.

(4)	Other Fees were for general guidance related to accounting issues and due diligence in connection with potential acquisitions.

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

Below is a list of purchases of the ordinary shares by the Company and by entities controlling, controlled by and under common control with the Company during calendar year 2013:

Period (1)	Total Number of Shares Purchased	Average Price Paid Per Share (in NIS)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under Plans or Programs
June 2,2013 to June 13, 2013	326,925	13.42	N/A	N/A
June 26, 2013, August 7, 2013	15,948	12.85	N/A	N/A

(1) All such purchases were made by Alon.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Below is a summary of the significant differences between our corporate governance practices as a foreign private issuer and those required of U.S. domestic companies under New York Stock Exchange (“NYSE”) listing standards.

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

Compensation Committee Charter: Under NYSE Rule 303A.05, a domestic listed company must have a compensation committee charter that addresses the committees' purposes and responsibilities, including with respect to appointment and independence of compensation consultant, legal counsel or other advisor to the Compensation Committee. We do not have a compensation committee charter.

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

Part III

ITEM 17.	FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this Annual Report, beginning on page F-1.

ITEM 18.	FINANCIAL STATEMENTS

We have responded to Item 17 in lieu of this item.

ITEM 19.	EXHIBITS

The exhibits filed with or incorporated into this Annual Report are listed in the index of exhibits below.

Exhibit No.	Description

1.1	Memorandum of Association of the Registrant (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-1 (File No. 333-05024)).

1.2	Articles of Association of the Registrant (incorporated by reference to Exhibit 1.2 to Alon Holdings’ Annual Report on Form 20-F for the year ended December 31, 2009.

2.1	Form of Amended and Restated Deposit Agreement among Alon Blue Square, The Bank of New York as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit (a) to the Registration Statement on Form F-6 (File No. 333-05158)).

4.3	Form of Letter of Exemption and Indemnity adopted in February 2001 (incorporated by reference to Exhibit 4.13 to Alon Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2000).

4.4	Form of Letter of Exemption and Indemnity (English translation accompanied by the Hebrew original) (incorporated by reference to Exhibit 4.14 to Alon Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2001).

4.5	Form of Letter of Indemnity adopted in June 2008 (English translation) (incorporated by reference to Exhibit 4.11 to Alon Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2008).

4.6	Special Collective Agreement made on the 28th day of May 1996 between Co-Op Blue Square Consumers Cooperative Society Ltd., the Registrant and The New Federation of Labor in Israel/The Federation of Clerical, Administrative and Services Employees and Consumers Cooperative Union-Central Cooperative Society Ltd. (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-1 (File No. 333-05024)).

4.7	Special Collective Agreement made on the 3rd day of September 2000 between Alon Blue Square and The New Federation of Labor in Israel. The Federation of Clerical, Administrative and Services Employees / the Commercial Section Employees and the committee of Alon Blue Square employees. (English summary accompanied by the Hebrew original) (incorporated by reference to Exhibit 4.16 to Alon Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2001).

Exhibit No.	Description

4.8	Collective Agreement, made on August 13, 2003, by and among Alon Blue Square and The New Federation of Labor in Israel/The Federation of Clerical, Administrative and Services Employees and the National Committee of the Blue Square Co-Op Employees (English translation) (incorporated by reference to Exhibit 4.15 to Alon Blue Square Annual Report on Form 20-F for the year ended December 31, 2003).

4.9	Collective Agreement, made on October 15, 2003, by and among Alon Blue Square and The New Federation of Labor in Israel/The Federation of Clerical, Administrative and Services Employees and the National Workers Committee of Alon Blue Square (English translation) (incorporated by reference to Exhibit 4.16 to Alon Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2003).

4.10	Special Collective Bargaining Agreement made on the 21st day of January 2005 among Alon Blue Square, the Histadrut and the National Committee of Alon Blue Square. (English translation) (incorporated by reference to Exhibit 4.15 to Alon Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2004).

4.11	Special Collective Bargaining Agreement made on April 26, 2006 among Alon Blue Square, the MAOF Histadrut and Blue Square -Israel Employees’ Union (English translation) (incorporated by reference to Exhibit 4.16 to Alon Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2006).

4.12	Special Collective Bargaining Agreement made on May 29, 2006 among Alon Blue Square, the MAOF Histadrut and Blue Square -Israel Employees’ Union (English translation) (incorporated by reference to Exhibit 4.17 to Alon Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2006).

4.13	Special Collective Bargaining Agreement made on July 16, 2007 among Alon Blue Square, the MAOF Histadrut and Blue Square -Israel Employees’ Union (English translation) (incorporated by reference to Exhibit 4.19 to Alon Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2007).

4.14	Special Collective Bargaining Agreement made on April 5, 2009 among Alon Blue Square, Blue Square Chain Investments & Properties Ltd., the MAOF Histadrut and Blue Square-Israel Employees’ Union (English translation) (incorporated by reference to Exhibit 4.20 to Alon Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2008).

4.15	Transfer Agreement, dated June 21, 2006, between Alon Blue Square and Blue Square Real Estate Ltd. (English translation) (incorporated by reference to Exhibit 4.23 to Alon Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2006).

4.16	Split Agreement, dated April 2, 2006, between Alon Blue Square and Blue Square Real Estate Ltd. (English translation) (incorporated by reference to Exhibit 4.24 to Alon Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2006).

Exhibit No.	Description

4.17	Lease Agreement, dated August 13, 2006, between Alon Blue Square and Blue Square Real Estate Ltd. (English translation) (incorporated by reference to Exhibit 4.25 to Alon Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2006).

4.18	Lease Agreement, dated June 23, 2006, between Alon Blue Square and Blue Square Chain Investments & Properties Ltd Blue Square Real Estate Ltd (assigned to BSRE) (English translation) (incorporated by reference to Exhibit 4.26 to Alon Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2006).

4.19	Transfer Agreement, dated March 31, 2009, between Blue Square Real Estate Ltd. and Blue Square Chain Properties & Investments Ltd., together with Addendum No. 1, dated September 13, 2009 (English translation) (incorporated by reference to Exhibit 4.30 to Alon Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2009).

4.20	Deed of Trust (for Series B Debenture) made on August 14, 2006, by and between Blue Square Real Estate Ltd. and Hermetic Trust (1975) Ltd., together with second schedule (English translation) (incorporated by reference to Exhibit 4.31 to Alon Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2006).

4.21	First Schedule to Deed of Trust - Debenture Certificate for Registered Debentures (Series B) of NIS 1 par value each (out of series of NIS 650,000,000 par value Debentures (Series B)) (English translation) (incorporated by reference to Exhibit 4.32 to Alon Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2006).

4.22	Deed of Trust (for Series C to H Debentures) dated May 19, 2009, by and between Blue Square Real Estate Ltd. and Hermetic Trust (1975) Ltd., together with Addendum to Deed of Trust dated October 18, 2009 (English translation) (incorporated by reference to Exhibit 4.37 to Alon Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2009).

4.23	Deed of Trust (for Series C to G Debentures and Series H to J Debentures) dated February 18, 2010, between Alon Blue Square and Hermetic Trust (1975) Ltd., together with First Schedule - Debenture Certificate for Series C to G, First Schedule - Debenture Certificate for Series H to J, and second schedule (English translation) (incorporated by reference to Exhibit 4.38 to Alon Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2009).

4.24	Protocol, dated April 11, 2010, between Tel Aviv Wholesale Agricultural Produce Market Company Ltd., Tel Aviv Municipality, Lev Tel Aviv Towers Ltd. and Tel Aviv City Mall Ltd. (English translation) (incorporated by reference to Exhibit 4.42 to Alon Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2009).

4.25	Agreement, dated June 3, 2010, between Tel Aviv Wholesale Agricultural Produce Market Company Ltd., Lev Tel Aviv Towers Ltd. and Tel Aviv City Mall Ltd., together with Deed of Undertaking by the Interested Parties (English translation) (incorporated by reference to Exhibit 4.43 to Alon Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2009).

4.26	Agreement, dated June 3, 2010, between Tel Aviv Municipality, Lev Tel Aviv Towers Ltd., and Tel Aviv City Mall Ltd., together with Deed of Undertaking by the Interested Parties (English translation) (incorporated by reference to Exhibit 4.44 to Alon Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2009).

Exhibit No.	Description

4.27	Document of Principles, dated April 15, 2010, between Blue Square Real Estate Tel Aviv Market Commercial Ltd., Blue Square Real Estate Tel Aviv Market Housing Ltd., Gindi Commercial Tel Aviv Ltd. and Gindi Housing Tel Aviv Ltd. (English translation) (incorporated by reference to Exhibit 4.45 to Alon Blue Square’s’ Annual Report on Form 20-F for the year ended December 31, 2009).

4.28	Share Purchase Agreement, dated May 17, 2010, between Alon Israel Oil Company Ltd. and Alon Blue Square (English translation) (incorporated by reference to Annex A to Alon Blue Square’s report on Form 6-K, filed on May 27, 2010).

8.1	List of Subsidiaries.

12.(a).1	Certification by CEO and CODM pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

12.(a).2	Certification by Co-CEO pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

12.(a).3	Certification by CFO pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

13.(a).1	Certification of CEO and CODM, Co-CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	2

REPORT OF INDEPENDENT ACCOUNTANT
for subsidiary of the Company, Eden Teva Market Ltd.	3

REPORT OF INDEPENDENT ACCOUNTANT
for associate of the Company, Diners Club Israel Ltd.	4

CONSOLIDATED FINANCIAL STATEMENTS (IN THOUSANDS OF NEW ISRAELI SHEKELS - NIS):

Consolidated statements of financial position	5-6

Consolidated income statements	7-8

Consolidated statements of comprehensive income	9

Consolidated statements of changes in equity	10

Consolidated statements of cash flows	11-13

Notes to consolidated financial statements	14-117

APPENDIX - DETAILS OF PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATES	118

- - - - - - - - - - - - - - - - - - -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of

ALON BLUE SQUARE ISRAEL LTD.

We have audited the accompanying consolidated statements of financial position of Alon Blue Square Israel Ltd. and its subsidiaries and investees (collectively - the "Company") as of December 31, 2013 and 2012 and the related consolidated income statements, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of a consolidated subsidiary as of and for the year ended December 31, 2013, whose assets constitute approximately 2.0% of total consolidated assets as of December 31, 2013 and whose revenues constitute approximately 3.5% of total consolidated net revenues for the year then ended. Also, we did not audit the financial statements of an equity method investee as of and for the years ended December 31, 2013 and 2012, the Company's interest in which, as reflected in the consolidated statements of financial position as of December 31, 2013 and 2012, is NIS 49.7 million and NIS 31.8 million, respectively, and the Company's share in its profit is NIS 20.1 million and NIS 19.6 million for the years ended December 31, 2013 and 2012, respectively. Those financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for the consolidated subsidiary and the equity method investee, is based solely on the reports of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and 2012 and the results of its operations, changes in equity and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

As discussed in Note 2a to the consolidated financial statements, the Company changed, retroactively from January 1, 2012, the manner in which it accounts for joint arrangements under IFRS 11, Joint Arrangements.

Tel Aviv, Israel	Kesselman & Kesselman
April 22, 2014	Certified Public Accountants (lsr.)
A member firm of PricewaterhouseCoopers International Limited

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 6812508, Israel,

P.O Box 50005 Tel-Aviv 6150001 Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

Report of independent registered public accounting firm

to the shareholders of

Eden teva market LTD

We have audited the balance sheet of Eden teva market Ltd. (“Eden”) as of December 31, 2013 and 2012 and the related statements of operation changes in shareholders' equity and cash flows for each of the years then ended. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

Scope

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of a material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Opinion

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of Eden as of December 31, 2013 and 2012 and the results of operations, changes in shareholders' equity and cash flows for each of the years then ended, in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

Barzily & Co.
Certified Public Accountants
A Member of MSI Worldwide

Tel Aviv, Israel

March 13, 2014

Somekh Chaikin	Telephone	+972 3 684 8000
KPMG Millennium Tower	Fax	+972 3 684 8444
17 Ha'arba'a Street, PO Box 609	Internet	www.kpmg.co.il
Tel Aviv 61006, Israel

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Diners Club Israel Ltd.

We have audited the accompanying consolidated balance sheets of Diners Club Israel Ltd. (and subsidiary) as of December 31, 2013 and 2012, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Diners Club Israel Ltd. and subsidiary as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with generally accepted accounting principles in Israel (Israeli GAAP). Furthermore, in our opinion, the abovementioned financial statements were prepared in accordance with the directives and guidelines of the Supervisor of Banks.

As described in Note 2 to the (consolidated) financial statements, a reconciliation of the Company’s financial statements from the prepared basis described above to International Financial Reporting Standards as issued by the International Accounting Standards Board appears in Note 22 to the consolidated financial statements.

Somekh Chaikin
A Member Firm of KPMG International
March 11, 2014

Somekh Chaikin, an Israeli partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		January 1	December 31		Convenience translation (note 2b) December 31,
		2012*	2012*	2013	2013
	Note	NIS			U.S. dollars
		In thousands
Assets

CURRENT ASSETS:
Cash and cash equivalents	9a	53,612	261,674	322,579	92,936
Investment in securities	10	300,053	325,313	498,779	143,699
Short-term deposits	9b	101,312	96,146	93,803	27,025
Trade receivables	12	1,549,853	1,415,828	1,221,932	352,040
Other accounts receivable	13	288,940	271,258	286,661	82,587
Derivative financial instruments	11	2,543	-	792	228
Income taxes receivable		122,921	90,882	25,223	7,267
Inventories	14a	667,203	644,809	602,013	173,441
Assets classified as held for sale		3,610	94,216	-	-
Assets of disposal group classified as held for sale	8	-	133,915	99,166	28,570
		3,090,047	3,334,041	3,150,948	907,793

NON-CURRENT ASSETS:
Investments accounted for using equity method	7	748,112	926,645	962,767	277,375
Derivative financial instruments	11	896	1,790	5,517	1,589
Real estate inventories	14b	100,035	106,064	106,780	30,763
Investment in securities	10	29,947	45,397	60,259	17,361
Loans receivable, net of current maturities	18	193,092	203,506	166,926	48,092
Property and equipment, net	15	2,756,094	2,651,678	2,535,084	730,361
Investment property	16	482,331	539,466	770,490	221,979
Intangible assets, net	17	1,303,190	1,256,611	1,203,725	346,795
Other long-term receivables	19	36,773	33,251	32,612	9,396
Deferred taxes	31h	98,493	114,805	167,376	48,221
		5,748,963	5,879,213	6,011,536	1,731,932
Total assets		8,839,010	9,213,254	9,162,484	2,639,725

April 22, 2014
Date of approval of the financial statements	Yitzhak Bader Executive Chairman of the Board of Directors	David Wiessman Chief Operating Decision Maker, Chief Executive Officer and Director	Limor Ganot Co-Chief Executive Officer	Yehuda van der Walde Chief Financial Officer

The accompanying notes are an integral part of the consolidated financial statements.

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		January 1	December 31		Convenience translation (note 2b) December 31,
		2012*	2012*	2013	2013
	Note	NIS			U.S. dollars
		In thousands
Liabilities and equity
CURRENT LIABILITIES:
Credit and loans from banks and others	21	988,601	1,129,526	829,812	239,070
Current maturities of debentures and convertible debentures	21	212,726	556,188	610,354	175,844
Current maturities of long-term loans from banks	21	308,059	247,581	251,089	72,339
Trade payables		1,224,894	1,228,013	1,235,627	355,986
Other accounts payable and accrued expenses	20	696,724	628,915	637,258	183,595
Customers' deposits		27,733	28,011	28,469	8,202
Derivative financial instruments	11	2,814	17,566	6,484	1,868
Income taxes payable		6,310	10,124	3,199	922
Provisions for other liabilities	24	75,989	60,578	59,190	17,053
Liabilities of disposal group classified as held for sale	8	-	87,794	85,556	24,649
		3,543,850	3,994,296	3,747,038	1,079,528
NON CURRENT LIABILITIES:
Long-term loans from banks and others, net of current maturities	21	1,226,113	1,134,436	1,273,571	366,918
Convertible debentures, net of current maturities	21	118,826	90,402	61,486	17,714
Debentures, net of current maturities	21	2,034,047	2,048,829	2,208,228	636,193
Other liabilities	22	160,495	142,016	129,292	37,249
Derivative financial instruments	11	16,701	6,382	2,847	820
Liabilities in respect of employee benefits, net of amounts funded	23	61,041	69,457	71,304	20,543
Deferred taxes	31h	131,711	139,887	183,703	52,925
		3,748,934	3,631,409	3,930,431	1,132,362
Total liabilities		7,292,784	7,625,705	7,677,469	2,211,890

EQUITY:
Equity attributed to equity holders of the Company:
Ordinary shares of NIS 1 par value	25	79,881	79,881	79,881	23,014
Additional paid-in capital	25	1,219,279	1,219,279	1,219,279	351,276
Other reserves	26	(9,672)	9,245	34,575	9,961
Accumulated deficit		(106,434)	(129,666)	(279,611)	(80,556)
		1,183,054	1,178,739	1,054,124	303,695
Non-controlling interests		363,172	408,810	430,891	124,140
Total equity		1,546,226	1,587,549	1,485,015	427,835
Total liabilities and equity		8,839,010	9,213,254	9,162,484	2,639,725

*	Retroactive application of new standards, see note 2a, 38

The accompanying notes are an integral part of the consolidated financial statements

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED INCOME STATEMENTS

					Convenience
					translation (note 2b)
					for the year
Continuing Operations		Year ended December 31			ended December 31,
		2011**	2012*	2013	2013
	Note	NIS			U.S. dollars
		In thousands (except per share data)
Revenues		15,159,447	15,640,331	14,860,869	4,281,437
Less – government levies		2,813,671	2,955,154	2,974,529	856,966
Net revenues		12,345,776	12,685,177	11,886,340	3,424,471
Cost of sales	27	9,442,009	9,932,721	9,268,832	2,670,363
Gross profit		2,903,767	2,752,456	2,617,508	754,108
Selling, general and administrative expenses	27	2,611,801	2,576,770	2,516,855	725,110
Operating profit before other gains and losses and changes in fair value of investment property		291,966	175,686	100,653	28,998
Other gains	28	1,637	10,822	3,049	878
Other losses	28	(18,529)	(6,544)	(24,567)	(7,077)
Increase in fair value of investment property, net	16	41,913	16,874	47,589	13,710
Share of profit of investments accounted for using the equity method***	7	5,746	87,060	27,211	7,840
Operating profit		322,733	283,898	153,935	44,349
Finance income	30	156,567	83,002	78,168	22,520
Finance expenses	30	(328,493)	(324,930)	(332,184)	(95,703)
Finance expenses, net		(171,926)	(241,928)	(254,016)	(73,183)
Income (loss) before taxes on income		150,807	41,970	(100,081)	(28,834)
Taxes on income (tax benefit)	31	48,485	(2,863)	(12,667)	(3,649)
Net income (loss) from continuing operation		102,322	44,833	(87,414)	(25,185)
Loss from discontinued operation	8	(18,609)	(22,468)	(29,994)	(8,641)
Net income (loss) for the year		83,713	22,365	(117,408)	(33,826)

*	Retroactive application of new standards, see note 2a, 38
**	No retroactive application of new standards, see note 2a, 38
***	Reclassification, see note 2a, 38

The accompanying notes are an integral part of the consolidated financial statements.

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF INCOME

					Convenience
					translation (note 2b)
					for the year
		Year ended December 31			ended December 31,
		2011**	2012*	2013	2013
		NIS			U.S. dollars
		In thousands (except per share data)
Attributable to:
Equity holders of the Company
Continuing operation		78,122	4,561	(115,701)	(33,335)
Discontinued operation		(18,609)	(22,468)	(29,994)	(8,641)
		59,513	(17,907)	(145,695)	(41,976)
Non-controlling interests
Continuing operation		24,200	40,272	28,287	8,150
Discontinued operation		-	-	-	-
		24,200	40,272	28,287	8,150

		83,713	22,365	(117,408)	(33,826)

Earnings (loss) per ordinary share or ADS attributable to equity holders of the Company	32

Basic
Continuing operations		1.18	0.07	(1.75)	(0.50)
Discontinued operation		(0.28)	(0.34)	(0.45)	(0.13)
		0.90	(0.27)	(2.20)	(0.63)
Fully diluted
Continuing operations		1.07	0.07	(1.75)	(0.50)
Discontinued operation		(0.28)	(0.34)	(0.45)	(0.13)
		0.79	(0.27)	(2.20)	(0.3
Weighted average number of shares or ADSs used for computation of earnings per share (in thousands):
Basic		65,940	65,954	65,954	65,954
Fully diluted		66,167	65,954	65,954	65,954

*	Retroactive application of new standards, see note 2a, 38
**	No retroactive application of new standards, see note 2a, 38

The accompanying notes are an integral part of the consolidated financial statements.

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Year ended December 31			Convenience translation (note 2b) year ended December 31
		2011**	2012*	2013	2013
	Note	NIS			U.S. dollars
		In thousands
Net income (loss) for the year		83,713	22,365	(117,408)	(33,826)

Other comprehensive income (loss) items, net of tax:

Items that may be reclassified subsequently to profit or loss
Available-for-sale financial assets:	10
Revaluation		53	16,930	13,418	3,866
Gain from sales transferred to income statement		(639)	(2,196)	(2,218)	(639)
Currency translation differences		6,238	(2,147)	(6,286)	(1,811)
Total items that may be reclassified subsequently to profit or loss		5,652	12,587	4,914	1,416

Items that will not be reclassified to profit or loss:
Revaluation reserve of fixed assets reclassified as investment property		-	12,352	1,347	388
Re-measurements of post-employment benefit obligations	23	(7,692)	(5,021)	(4,204)	(1,211)
Total items that will not be reclassified to profit or loss		(7,692)	7,331	(2,857)	(823)

Total – other comprehensive income (loss)		(2,040)	19,918	2,057	593
Total comprehensive income (loss) for the year		81,673	42,283	(115,351)	(33,233)

Attributable to:
Equity holders of the Company		56,996	(3,215)	(144,889)	(41,743)
Non-controlling interests		24,677	45,498	29,538	8,510
		81,673	42,283	(115,351)	(33,233)

Total comprehensive income (loss) attributable to equity shareholders arises from:
Continuing operations		75,605	19,253	(114,895)	(33,102)
Discontinuing operations		(18,609)	(22,468)	(29,994)	(8,641)
		56,996	(3,215)	(144,889)	(41,743)

*	Retroactive application of new standards, see note 2a, 38
**	No retroactive application of new standards, see note 2a, 38

The accompanying notes are an integral part of the consolidated financial statements.

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Ordinary shares	Additional paid-in capital	Other reserves (note 26)	Accumulated deficit	Total	Non controlling interests	Total equity
	NIS in thousands

BALANCE AT JANUARY 1 ,2011	79,712	1,218,409	(12,539)	(83,393)	1,202,189	382,976	1,585,165
Income for the period **	-	-	-	59,513	59,513	24,200	83,713
Other comprehensive income	-	-	4,187	(6,704)	(2,518)	477	(2,040)
Total comprehensive income	-	-	4,187	52,809	56,996	24,677	81,673
Employee share-based payment	-	-	-	3,185	3,185	85	3,270
Transactions with non-controlling interests	-	-	(1,320)	-	(1,320)	(13,897)	(15,217)
Exercise of options	143	-	-	-	143	-	143
Issuance of shares upon conversion of convertible debentures	26	870	-	-	896	-	896
Acquisition of treasury shares	-	-	-	(4,035)	(4,035)	-	(4,035)
Dividend paid	-	-	-	(75,000)	(75,000)	-	(75,000)
Dividend to non-controlling interests of subsidiaries	-	-	-	-	-	(30,669)	(30,669)
BALANCE AT DECEMBER 31, 2011	79,881	1,219,279	(9,672)	(106,434)	1,183,054	363,172	1,546,226
Income (loss) for the period *	-	-	-	(17,907)	(17,907)	40,272	22,365
Other comprehensive income	-	-	19,524	(4,832)	14,692	5,226	19,918
Total comprehensive income	-	-	19,524	(22,739)	(3,215)	45,498	42,283
Employee share-based payment	-	-	-	(493)	(493)	-	(493)
Transactions with non-controlling interests	-	-	(607)	-	(607)	140	(467)
BALANCE AT DECEMBER 31, 2012 *	79,881	1,219,279	9,245	(129,666)	1,178,739	408,810	1,587,549
Income (loss) for the period	-	-	-	(145,695)	(145,695)	28,287	(117,408)
Other comprehensive income	-	-	4,905	(4,099)	806	1,251	2,057
Total comprehensive income	-	-	4,905	(149,794)	(144,889)	29,538	(115,351)
Employee share-based payment	-	-	-	(151)	(151)	-	(151)
Transactions with non-controlling interests	-	-	20,425	-	20,425	23,266	43,691
Dividends distributed to non-controlling interests of subsidiaries	-	-	-	-	-	(30,723)	(30,723)
BALANCE AT DECEMBER 31, 2013	79,881	1,219,279	34,575	(279,611)	1,054,124	430,891	1,485,015

	Convenience translation into U.S. dollars in thousands (note 2b)
BALANCE AT JANUARY 1, 2013	23,014	351,276	2,664	(37,356)	339,598	117,777	457,375
CHANGES DURING 2013:
Income (loss) for the period	-	-	-	(41,976)	(41,976)	8,150	(33,826)
Other comprehensive income	-	-	1,413	(1,180)	233	360	593
Total comprehensive income	-	-	1,413	(43,156)	(41,743)	8,510	(33,233)
Employee share-based payment	-	-	-	(44)	(44)	-	(44)
Transactions with non-controlling interests	-	-	5,884	-	5,884	6,703	12,587
Dividends distributed to non-controlling interests of subsidiaries	-	-	-	-	-	(8,850)	(8,850)
BALANCE AT DECEMBER 31, 2013	23,014	351,276	9,961	(80,556)	303,695	124,140	427,835

*	Retroactive application of new standards, see note 2a, 38
**	No retroactive application of new standards, see note 2a, 38

The accompanying notes are an integral part of the consolidated financial statements.

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

				Convenience
				translation
				(note 2b)
				year ended
	Year ended December 31			December 31
	2011**	2012*	2013	2013
	NIS			U.S dollars
	In thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Income (loss) before taxes on income from continuing operations	150,807	41,970	(100,081)	(28,834)
Loss before taxes from discontinued operation	(20,506)	(17,468)	(29,994)	(8,641)
Income tax (paid) received, net	(79,368)	18,714	44,258	12,751
Adjustments to net cash provided by operating activities (a)	576,664	458,957	690,511	198,938
Net cash provided by operating activities	627,597	502,173	604,694	174,214

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(261,101)	(164,458)	(140,007)	(40,336)
Purchase of investment property	(55,524)	(64,546)	(91,041)	(26,229)
Purchase of intangible assets	(30,717)	(43,392)	(12,556)	(3,617)
Proceeds (investments) from collection of short-term deposits and other receivable, net	(5,858)	5,166	2,343	675
Proceeds from sale of property and equipment	12,864	20,139	21,186	6,104
Proceeds from sale of investment property	50,600	3,610	51,279	14,774
Investment in restricted deposit	(102,603)	-	-	-
Proceeds from sale of marketable securities	118,957	197,604	220,264	63,458
Investment in marketable securities	(122,646)	(224,808)	(379,150)	(109,234)
Acquisition of an associated investee	(36,415)	-	-	-
Loans and capital notes to investee companies, net	-	(124,879)	(36,685)	(10,569)
Grant of long term loans	(145,162)	(37,585)	(24,258)	(6,989)
Payments on account of real estate	(9,187)	-	-	-
Collection of long-term loans receivable	22,885	13,524	99,435	28,647
Interest received	16,552	24,349	18,923	5,452
Net cash used in investing activities	(547,355)	(395,276)	(270,267)	(77,864)

*	Retroactive application of new standards, see note 2a, 38
**	No retroactive application of new standards, see note 2a, 38

The accompanying notes are an integral part of the consolidated financial statements.

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

				Convenience
				translation (note 2b)
				for the year
				ended
	Year ended December 31,			December 31,
	2011**	2012*	2013	2013
	NIS			U.S dollars
	In thousands

CASH FLOWS FROM FINANCING ACTIVITIES:
Purchase of treasury shares	(4,035)	-	-	-
Dividend paid to Company shareholders	(75,000)	-	-	-
Dividend paid to non-controlling interests	(30,669)	-	(30,723)	(8,850)
Issuance of debentures	-	504,136	732,185	210,944
Repayment of debentures	(174,955)	(209,321)	(601,147)	(173,191)
Transactions with non-controlling interests in subsidiary without loss of control	(15,217)	(467)	50,338	14,502
Receipt of long-term loans	213,648	226,478	392,000	112,936
Repayment of long-term loans	(382,557)	(342,314)	(263,151)	(75,814)
Repayment of long term credit from payables	(1,750)	-	-	-
Short-term credit from banks and others, net	582,503	177,795	(301,789)	(86,946)
Proceeds from exercise of options in the Company and a subsidiary	143	-	-	-
Settlement of forward contracts	-	(2,808)	(9,768)	(2,814)
Interest paid	(222,771)	(252,955)	(250,417)	(72,145)
Net cash provided by (used in) financing activities	(110,660)	100,544	(282,472)	(81,378)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS	(30,418)	207,441	51,955	14,972
Translation differences on cash and cash equivalents	37	(1)	(9)	(3)
BALANCE OF CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS AT BEGINNING OF YEAR (note 9a)	104,131	51,605	259,045	74,631
BALANCE OF CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS AT END OF YEAR (note 9a)	73,750	259,045	310,991	89,600

*	Retroactive application of new standards, see note 2a, 38
**	No retroactive application of new standards, see note 2a, 38

The accompanying notes are an integral part of the consolidated financial statements.

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

					Convenience
					translation (note 2b)
					for the year
					ended
		Year ended December 31,			December 31,
		2011**	2012*	2013	2013
		NIS			U.S dollars
		In thousands
(a)	Adjustments to net cash provided by operating activities:
	Adjustments for:
	Depreciation and amortization	273,746	278,514	269,141	77,540
	Increase in fair value of investment property, net	(41,913)	(16,874)	(47,589)	(13,710)
	Share of profit of investments accounted for using the equity method	(5,746)	(87,060)	(27,211)	(7,840)
	Dividend received	437	41,544	10,030	2,890
	Share based payment	3,270	(493)	(151)	(44)
	Loss (gain) from sale and disposal of property and equipment, net	2,448	(14,684)	(2,631)	(758)
	Provision for impairment of property and equipment and intangible assets	7,815	-	20,912	6,025
	Changes in fair value of derivative financial instruments, net	(107,553)	(1,437)	(8,675)	(2,499)
	Linkage differences on monetary assets, debentures, loans and other long term liabilities	71,465	29,208	59,929	17,266
	Employee benefit liability, net	177	2,246	(7,631)	(2,199)
	Decrease (increase) in value of investment in securities, deposits and long-term receivables, net	1,190	1,622	(11,265)	(3,245)
	Interest paid, net	184,963	227,186	224,462	64,668
	Changes in operating assets and liabilities:
	Decrease in trade receivables and other accounts receivable	104,743	67,550	169,936	48,959
	Decrease in trade payables and other accounts payable	(10,198)	(53,335)	(9,850)	(2,838)
	Changes in advance deposits from customers	102,603	-	-	-
	Decrease (increase) in inventories	3,706	(11,960)	53,821	15,506
	Investment in real estate inventories	(5,637)	(3,070)	(2,717)	(783)
	Payments on account of real estate inventories	(8,852)	-	-
	Total	576,664	458,957	690,511	198,938

(b)	Supplementary information on investing and financing activities not involving cash flows:
	Issuance of shares upon conversion of convertible debentures of the Company	896	-	-	-
	Purchase of property and equipment and investment properties on credit	10,769	27,866	48,249	13,901
	Exercise of options to purchase shares in equity accounted investee	154,433	-	-	-
	Realization of property and equipment	-	11,000	-	-

*	Retroactive application of new standards, see note 2a, 38
**	No retroactive application of new standards, see note 2a, 38

The accompanying notes are an integral part of the consolidated financial statements.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL:

Alon Blue Square Israel Ltd. ("Blue Square") is an Israeli corporation, which, directly and through its subsidiaries and jointly controlled entities (together - the Company) mainly operates in Israel. The Company is controlled by Alon Israel Oil Company Ltd ("Alon"). All references to the Company include, unless the context otherwise indicates, Blue Square and its subsidiaries. ADSs and shares of the Company are listed for trading on the New-York Stock Exchange (the "NYSE") and on the Tel-Aviv Stock Exchange (the "TASE").

The Company operates in four reportable segments: (1) Fueling and Commercial sites through Dor Alon Energy In Israel (1988) Ltd. (hereafter-Dor Alon) (2) Supermarkets through Mega Retail Ltd (hereafter-Mega) (3) Non-Food Retail and Wholesale through Bee Group Retail Ltd. (hereafter-Bee Group), (4) Real Estate through Blue Square Real Estate Ltd. (hereafter-BSRE). The Company has two more operating segments that do not meet the quantitative threshold and accordingly are presented as "Other activities" in the segment disclosure: Cellular activity and the Company's share in issuance and clearance of credit cards activity.

The financial statements are presented in the New Israeli Shekel (NIS), which is the functional currency of the Company and most of its subsidiaries.

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

The consolidated financial statements have been prepared under the historical cost convention, unless otherwise indicated.

The consolidated financial statements provide comparative information in respect of the previous period. An additional statement of financial position as at 1 January 2012 is presented in these consolidated financial statements due to retrospective application of certain accounting policies, refer note 38.

The Company applied for the first time IFRS 11 at its effective date, January 1, 2013 retroactively effective on January 1, 2012 and that is under the relief stated in the transition principles of the standard.

The Company reclassified share of profits in jointly controlled entities and associated which are integral to the Company's activity into the operating profit.

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

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

b.	Functional currency and convenience translation

For the convenience of the reader, the reported NIS amounts as of December 31, 2013 have been translated into U.S. dollars, at the representative rate of exchange on December 31, 2013 (U.S. $1 = NIS 3.471). The U.S. dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

The results and financial position of all the group entities whose functional currency is different from the NIS are translated into NIS as follows:

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

Income and expenses for each statement of income are generally translated at average exchange rates.

All resulting exchange differences are recognized in other comprehensive income.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

c.	Consolidated financial statements

The consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are all entities over which the Company has control.

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

After initial recognition, goodwill in subsidiaries is measured at cost less any accumulated impairment losses. For the purposes of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company's cash generating units that are expected to benefit from the combination.

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

Joint Arrangement

The Company has applied IFRS 11 to all joint arrangements as of 1 January 2012. Under IFRS 11 investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations each investor. The Company has assessed the nature of its joint arrangements and determined them to be joint ventures. Joint ventures are accounted for using the equity method. The change in accounting policy has been applied as from 1 January 2012. Previously, joint ventures equally controlled by the Company and the joint venturer have been consolidated to the extent of the Company's control of the joint venture.

Under the equity method of accounting, interests in joint ventures are initially recognised at cost and adjusted thereafter to recognise the Company’s share of the post-acquisition profits or losses and movements in other comprehensive income.

Unrealised gains and losses on transactions between the Company and its joint ventures are eliminated to the extent of the Company’s interest in the joint ventures. Accounting policies of the joint ventures have been changed where necessary to ensure consistency with the policies adopted by the company.

The effects of the change in accounting policies on the financial position, comprehensive income and the cash flows of the Company at 1 January 2012 and 31 December 2012 are shown in note 38.

ALON BLUE SQUARE ISRAEL LTD.

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

Profits and losses resulting from transactions between the Company and the associate are eliminated to the extent of the interest in the associate.

d.	Segment reporting

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

e.	Foreign currency transactions

The consolidated financial statements are presented in NIS, which is the functional currency of the Company and its subsidiaries.

Transactions in foreign currency are translated into NIS using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statements of income.

Foreign exchange gains and losses are presented in the income statement within finance income or expenses.

Translation differences on non-monetary financial assets, such as securities classified as available for sale, are included in other comprehensive income.

ALON BLUE SQUARE ISRAEL LTD.

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

Purchased land is not depreciated. Depreciation of other assets is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives, as follows:

Years
Leased lands	100
Buildings	50
Leasehold improvements	12
Fueling stations equipment	10-25 (mainly 14)
Motor vehicles	5-7
Furniture, equipment and installations	3-16 (mainly 10)

Leased assets and leasehold improvements are depreciated using the straight-line method to allocate their cost over their estimated useful lives.

An asset carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

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

g.	Investment property

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

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Fair value of investments property is based on current prices in an active market-to the extent these are available, adjusted, if necessary, for any differences in the nature, location or condition of the specific asset. If such information is not available, the Company uses alternative sources such as recent prices on less active markets or discounted cash flow projections.

Gains and losses arising from changes in fair value are recorded in the income statement under "Changes in fair value of investment property, net" in the period in which they arise.

Land that is held under an operating lease with The Israel Lands Authority or local authorities that is classified and accounted for as an investment property, is initially recognized as an asset and the lease obligation as a liability, in a manner similar to a finance lease.

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

h.	Intangible assets:

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

Goodwill impairment reviews are undertaken at least annually. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment is recognized immediately as an expense and is not subsequently reversed.

Brand names, trademarks and customer relationships

The cost of brand names, trademarks and customer relationships acquired in a business combination is their fair value at the date of acquisition. Trade marks that have indefinite lives are not amortized, but are reviewed for impairment at least annually. After initial recognition, those intangible assets, that have finite useful lives, are carried at cost less accumulated amortization and any accumulated impairment losses. Amortization is calculated using the straight-line method to allocate the cost over their estimated useful lives (brand names and trademarks - eight to fifteen years and customer relationships – seven to fifteen years).

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Computer software

The costs of separately acquired computer software licenses are capitalized and amortized over their estimated useful lives (mainly four years). Computer software development costs recognized as assets are amortized over their estimated useful lives (not exceeding five years).

Evacuation fees

Amounts paid to assume existing operating lease agreements are presented at cost net of accumulated amortization and impairments. These costs are amortized over the remaining term of the lease.

Fees paid on the establishment of loan facilities

Fees paid on the establishment of loan facilities are deferred until the draw-down occurs. To the extent that there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facility to which it relates.

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

i.	Impairment of definite life non-financial assets

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

The recoverable amount of an asset is the higher of the asset’s fair value less costs to sell and its value in use. Value in use is based on estimated future cash flows from the continued use of the asset, including those expected at the time of its future retirement and disposal discounted to their present value using a discount rate that reflects the time value of money and the risks specific to the asset. In determining the value in use of an asset, the Company uses best available estimates as to the conditions that are expected to prevail during the remaining useful life of the asset and as to the current condition of the asset. In computing the fair value less costs to sell of real estate, including land and lease rights, the Company makes use of valuations prepared by appraisers.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

In the Supermarkets segment, a CGU can be a single store or a group of stores where the cash inflows of one store are largely interdependent on the cash inflows of another store in the same geographic area. The food retail activities are grouped into 80 CGUs.

In the fueling and commercial sites segment the Company evaluates the fueling stations and the convenience stores on its sites together, on one basis, due to common customer base and business dependence on gas stations revenues. The convenience stores that are not located in fueling sites are grouped into 16 separate CGUs based on their geographical locations in a manner similar to the food retail activities.

In the Non-Food segment each of the self-operated stores (115) is considered a separate CGU on the basis of their geographical location and customers.

An impairment loss is recognized in the income statement under "other gain (losses)". Definite life non-financial assets that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

For a cash-generating unit to which goodwill has been allocated, any impairment loss relating to that unit is initially applied to the goodwill and the balance to the carrying amount of the other assets.

j.	Non-current assets held for sale

Non- current assets (or disposal groups) are classified as assets held for sale when their carrying amount is to be recovered principally through a sale transaction and a sale is considered highly probable. They are stated at the lower of carrying amount and fair value less costs to sell.

k.	Borrowing costs

General and specific borrowing costs directly attributable to the acquisition or construction of any qualifying asset (including investment property, real estate inventories and land and buildings) are capitalized during the period of time that is required to complete and prepare the asset for its intended use. Other borrowing costs are expensed in the period they occur.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

l.	Financial assets

Classification

The Company classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables and available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets at initial recognition. Financial assets are classified as current assets if expected to be settled or disposed of within one year from the date of the statement of financial position; otherwise they are classified as non-current.

Financial assets at fair value through profit or loss

This category includes financial assets held for trading and those designated at fair value through profit or loss, because they are managed and their performance is evaluated on a fair-value basis. Derivative financial instruments are also classified in this category since they are not designated for hedging purposes.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified to any of the other categories.

Recognition and measurement

Investments are initially recognized at fair value with transaction costs added to the carrying value for financial assets not carried at fair value through profit or loss are expensed in the statement of income for all other financial assets. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortized cost using the effective interest method.

Gains or losses arising from changes in the fair value of the "financial assets at fair value through profit or loss" category are presented in the income statements within finance income or expenses in the period in which they arise.

Changes in the fair value of monetary and non-monetary available-for-sale securities are recognized in other comprehensive income (hereafter – OCI). Interest on securities that are available for sale calculated using the effective interest method is recognized in the statement of income as part of "finance income or expenses".

When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognized in OCI are reclassified and included in the income statements as part of finance income or expenses.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Assets carried at amortized cost

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. The reversal of the previously recognized impairments loss is recognized in the consolidated income statements.

Assets classified as available for sale

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired. Impairment losses recognized in the consolidated income statements on equity instrument are not reversed through the consolidated income statements. If, in a subsequent period, the fair value of a debt instrument classified as available for sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed through the consolidated income statements.

m.	Customers' deposits

These reflect the amounts that can be demanded by customers upon the return of containers and other loaned equipment and presented among current liabilities.

n.	Derivative financial instruments

Derivative financial instruments and separable embedded derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value, with changed recognized as "finance income or expenses", since they do not meet hedge accounting criteria.

o.	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost, except for real estate inventories, is determined mainly by the “first-in, first-out” (FIFO) method, and is presented net of provisions for slow moving inventories and for shrinkage of consumer products.

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

p.	Trade receivables

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less allowance for doubtful accounts. If collection is expected in one year or less, they are classified as current assets, if not, they are presented as non-current assets.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

q.	Cash and cash equivalents

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

r.	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction from issuance proceeds. Where the Company purchases the Company's equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs is deducted from equity attributable to the Company's equity holders.

s.	Trade payables and rebates

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

The Company receives annual rebates from suppliers for which the Company has no obligation to meet specified purchasing targets.

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

Rebates from suppliers are presented as a reduction of inventories and cost of sales, as applicable.

t.	Borrowings

Borrowings (including loans, debentures and convertible debentures) are recognized initially at fair value, net of transaction costs incurred. The difference, if any, between the proceeds (net of transaction costs) and the maturity amount is recognized in the income statements over the period of the borrowings using the effective interest method.

For convertible debentures, in which the conversion component constitutes an embedded derivative (and not equity) whose economic characteristics and risks are not closely related to the debentures, the debentures are initially recognized as the difference between the total proceeds from issuance and the fair value of the bifurcated embedded derivative at the date of issuance. Subsequent to initial recognition, the embedded derivative is measured at each statement of financial position date at fair value with changes recognized in financial income or expenses in the income statements, while the debentures are measured at amortized cost.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

u.	Current and deferred income taxes

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

Deferred taxes

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the initial recognition of goodwill and for differences relating to investments in subsidiaries, jointly controlled entities and associates, to the extent that the Company is able to control the timing of the reversal of the temporary difference and it is probable that they will not reverse in the foreseeable future, either by way of selling the investment or by way of distributing dividends in respect of the investment.

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

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

v.	Employee benefits

Retirement benefit obligations

The Company's pension liabilities are generally funded through payments to insurance companies or trustee-administered funds. The Company has both defined benefit and defined contribution pension plans.

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

Remeasurement gains and losses arising from changes actuarial assumptions and from the difference between the interest income on plan assets and the return on plan assets are charged or credited to equity in other comprehensive income in the period in which they arise.

The Company purchases insurance policies and regularly contributes to retirement benefit funds to meet retirement obligations. For defined contribution plans in which the Company has no further payment obligations once the contributions have been paid, the contributions are recognized as employee benefit expenses when they are paid.

ALON BLUE SQUARE ISRAEL LTD.

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

ALON BLUE SQUARE ISRAEL LTD.

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

Benefits falling due more than 12 months after the statement of financial position date are discounted to their present value.

w.	Provisions

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

x.	Comprehensive income

Comprehensive income is comprised of net income for the year and other income and expense items that are not taken into account in determining net income and which are considered components of other comprehensive income; The Company's other comprehensive income or loss items are in respect of fair value adjustments of available for sale financial assets, exchange differences on translation of foreign operations, remeasurement and losses of employee defined benefit plans and revaluation reserve for fixed assets.

y.	Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods in the ordinary course of the Company’s activities. Revenue includes government levies collected by the Company within the course of its fueling operations and net of value added tax, returns, rebates and discounts.

When the Company acts as an agent or an intermediary without bearing the risks and rewards resulting from the transaction, revenues are presented on a net basis. However, when the Company bears the risks and rewards resulting from the transaction, revenues are presented on a gross basis, distinguishing the revenue from the related expenses.

The Company recognizes revenue when the amount can be reliably measured, it is probable that future economic benefits will flow to the Company and when specific criteria have been met for each of the Company’s activities as described below. The Company bases its estimates on past experience, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

ALON BLUE SQUARE ISRAEL LTD.

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

Discounts are recognized as a reduction of sales upon recognition of the related sales.

Revenue from the provision of the sale of goods on the internet is recognized at the point that the risks and rewards of the inventory have passed to the customer, which is the point of dispatch. Transactions are settled by credit or payment card.

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

Awards and loyalty programs

Participating members in these programs earn benefits upon purchasing goods, which can be utilized over a specific term.

The Company defers revenue from such sales representing the fair value of such benefits. The attributed fair value takes into account management estimates of awards that will expire unexercised. The deferred revenue is recognized in income (carried to sales) when the award is exercised by the customer.

ALON BLUE SQUARE ISRAEL LTD.

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

Revenue from cellular operation

Revenues from services is recognized and recorded when the services are provided. Revenues derived from sale of handsets are recognized upon delivery of the handset to the customer.

z.	Finance income and expenses

Finance income mainly comprises interest income on funds invested, dividend income, net gains from changes in the fair value of financial assets measured at fair value through profit or loss, net gains from marketable securities, foreign currency gains, and net gains from changes in the fair value of derivative instruments that are recognized in the statement of income.

Finance expense mainly comprises interest expense on loans received and debentures issued, net losses from changes in the fair value of financial assets measured at fair value through profit or loss, foreign currency losses, financing expenses paid under finance leases and net losses from changes in the fair value of other derivative instruments.

aa.	Advertising costs

Advertising costs are expensed as incurred, net of reimbursements from suppliers in respect of specific joint advertising campaigns, in accordance with the terms of specific agreement.

ab.	Leases

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

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

ac.	Dividend distribution

A dividend distribution to the Company's shareholders is recognized as a liability in the Company’s financial statements in the period in which the dividends are approved by the Company’s Board of Directors.

ad.	Earnings per share

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

ae.	Non-current assets and disposal group held for sale

Non-current assets (or group of assets and liabilities for disposal) are classified as held for sale if it is highly probable that they will be recovered primarily through a sale transaction and not through continuing use. These assets are presented at the lower of their carrying amount and fair value less cost to sell.

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

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

af.	New and Amended IFRS and Interpretations

New International Financial Reporting Standards, Amendments to Standards and New interpretations

The following standards have been adopted by the Company for the first time for the financial year beginning on or after 1 January 2013 and have a material impact on the Company:

IFRS 11 – Joint arrangements

IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities – Non-monetary Contributions by Ventures. IFRS 11 removes the option to account for jointly controlled entities (JCEs) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture must be accounted for using the equity method. Effective January 1, 2013, the Company applies IFRS 11 "Joint Arrangements". The application is retrospective. Jointly controlled entities presented in the past in the consolidated statements using the proportionate consolidation method are presented in these financial statements as part of the associates. The statement of income statements for the year 2011 has not been restated as a result of the Company's decision to adopt the relief of IFRS11. See note 38 for the impact of adoption on the financial statements.

IFRS 13 – Fair value measurement

IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS. IFRS 13 defines fair value as an exit price. As a result of the guidance in IFRS 13, the Company re-assessed its policies for measuring fair values, in particular, its valuation inputs such as non-performance risk for fair value measurement of liabilities. IFRS 13 also requires additional disclosures.

Application of IFRS 13 has not materially impacted the fair value measurements of the Group. Additional disclosures where required, are provided in the individual notes relating to the assets and liabilities whose fair values were determined.

IAS 36 – Impairment of assets

The amendment to IAS 36 includes new disclosure requirements for situations in which impairment is recognized and the recoverable amount is determined on the basis of fair value less costs of disposal. Furthermore, the amendment removes the requirement to provide disclosure of the recoverable amount of material cash-generating units if no impairment was recognized in their respect. The amendment is not mandatory for the group until 1 January 2014, however the group has decided to early adopt the amendment as of 1 January 2013.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

The following new standards and amendments to standards have been issued, but are not effective for the financial year beginning January 1, 2013 and have not been early adopted:

1.	IFRS 9 Financial Instruments: Classification and Measurement

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

ALON BLUE SQUARE ISRAEL LTD.

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

	Year ended December 31
	2011	2012	2013	2011	2012	2013
	NIS in millions
	Impact on post-tax profit			Impact on Comprehensive income

Government bonds	0.6	1.4	1.1	5.4	6.5	6.5
Corporate bonds	1.9	0.9	1.7	4.7	3.2	3.9
Equity securities	2.5	2.6	3.7	2.7	4.5	11.0
	5.0	4.9	6.5	12.8	14.2	21.4

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

ALON BLUE SQUARE ISRAEL LTD.

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

At December 31, 2013 if the NIS had strengthened / weakened by 5% against the U.S. dollar with all the other variables held constant, the post-tax profit would have been NIS 5.0 million higher / lower (2012 NIS 4.0 million). As at December 31, 2013 Dor Alon had forward contracts for a notional amount of U.S. $105.7 million (2012 U.S. $95.6 million) in order to partially hedge the foreign currency risk. These forward contracts are not accounted for using hedge accounting.

(c)	CPI risk

As at December 31, 2013, the excess of financial liabilities over financial assets linked to the CPI was NIS 3,049 million (2012: NIS 2,999 million). As at December 31, 2013 the Company had forward contracts for a notional amount of NIS 430 million (2012 NIS 500 million) in order to partially hedge the CPI risk. These forward contracts are not accounted for using hedge accounting.

At December 31, 2013 if the CPI had increased/decreased by 1% with all other variables held constant, post-tax profit for the year would have decreased/increased by NIS 22.9 million (2012: NIS 22.5 million, 2011: NIS 21.2 million).

BSRE has also commitments that are linked to the Israeli Inputs Building Index (hereafter- the Building Index), resulting from engagements with building contractors. Changes in the Building Index affect the costs of construction of investment properties; as of December 31, 2013, BSRE has NIS 143 million under construction agreements including commitments of an associate company (Residence Company) which has engagements with contractors to build the apartments that are linked to the Building Index. The Company mitigates its exposure to this risk, by linking the apartment purchasing agreements to the Building Index.

As of December, 31, 2013 BSRE has agreements in amount of NIS 10 million which are linked to the CPI.

As to the Company's commitments for future minimum payments under non-cancelable operating leases, most of which are linked to the CPI for the years subsequent to the statement of position dates, see note 34a.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued):

(d)	Cash flow and fair value interest rate risk

Borrowings issued at variable rates expose the Company to cash flow interest rate risk. Borrowings issued at fixed rates expose the Company to fair value interest rate risk. At December 31, 2013 if interest rates on borrowings had been 1% (100 basis points) higher/lower with all other variables held constant, pre-tax profit for the year would have been NIS 17.1 million (2012: NIS 17.6 million, 2011: NIS 18.0 million) lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings.

Most of the fixed interest assets and liabilities of the Company (such as deposits, loans and issued debentures) are not measured at fair value through profit or loss. Therefore, any change in the interest rate as at the reporting date would not have a material effect on the statement of income.

The Company’s investments in debt securities earning fixed rates of interest and short-term deposits expose the Company to fair value interest rate risk. At December 31, 2013 if interest rates had been 5% higher/lower with all the other variables held constant other components of equity would have been NIS 7.1 million (2012: NIS 7.1 million, 2011: NIS 7.4 million) lower/higher mainly as result of the decrease/increase in the fair value of these debt securities classified as available for sale.

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

ALON BLUE SQUARE ISRAEL LTD.

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

Balances owed to BSRE by the residence company and the mall company amount to NIS 76.9 million and NIS 75.2 million, as of December 31 2013 and 2012, respectively; BSRE expects that profits from the wholesale market project will serve to repay this debt. In addition, the other shareholders of these companies provided guarantee in favor of BSRE in the amount of NIS 76.9 million and NIS 75.2 million as of December 31 2013 and 2012, respectively, and therefore the credit risk of these loans is considered by BSRE as low.

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

The table does not include the liabilities for operating leases, and the related embedded derivatives. Contractual cash flows for operating leases are presented in note 34a. Cash flows relating to the conversion component of convertible debentures are included in the maturities of the debentures above.

Between Dor Alon and the controlling shareholder of Blue Square there is a deposit / borrow agreement under which it can deposit / borrow monies on on-call terms of up to NIS 150 million (see note 36d).

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued):

	December 31, 2013
	Less than 1 Year	Between 1 and 2 Years	Between 2 and 5 Years	Over 5 Years	Total
	NIS in thousands
Credit and loans from banks and others	849,589	-	-	-	849,589
Trade payables	1,235,627	-	-	-	1,235,627
Other payables	368,444	-	-	-	368,444
Bank loans and other	301,863	388,407	596,971	457,103	1,744,344
Debentures and convertible debentures	738,573	628,672	1,286,079	671,102	3,324,426
Other long-term payables	6,484	-	-	28,469	34,953
Total	3,500,580	1,017,079	1,883,050	1,156,674	7,557,383

	December 31, 2012
	Less than 1 Year	Between 1 and 2 Years	Between 2 and 5 Years	Over 5 Years	Total
	NIS in thousands
Credit and loans from banks and others	1,165,713	-	-	-	1,165,713
Trade payables	1,228,013	-	-	-	1,228,013
Other payables	458,339	-	-	-	458,339
Bank loans and other	297,337	247,622	510,342	583,731	1,639,032
Debentures and convertible debentures	679,649	648,359	1,256,050	567,685	3,151,743
Other long-term payables	17,566	-	-	28,011	45,577
Total	3,846,617	895,981	1,766,392	1,179,427	7,688,417

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

ALON BLUE SQUARE ISRAEL LTD.

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

The debentures of Blue Square are rated A3 stable by Midroog, see note 21.

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

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued):

The following tables present the Company’s assets and liabilities that are measured at fair value at December 31, 2013 and 2012:

December 31, 2013	Level 1	Level 2	Level 3	Total balance
	NIS in thousands
Assets:
Financial assets at fair value through profit or loss:
Government Bonds	30,541	-	-	30,541
Corporate bonds	45,488	-	-	45,488
Investment in equity securities	14,722	-	-	14,722
Money market fund	63,641	-	-	63,641
Embedded derivatives in rent agreements	-	6,309	-	6,309
Investment in equity securities – property company	-	-	23,754	23,754
Available-for-sale financial assets:
Government Bonds	140,136	-	-	140,136
Corporate bonds	48,352	-	-	48,352
Money market fund	117,967	-	-	117,967
Investment in equity securities	14,178	-	-	14,178
Investment in equity securities – gas exploration companies	9,753	50,506	-	60,259
Total assets	484,788	56,815	23,754	565,347
Liabilities:
Embedded derivatives:
Conversion component embedded in convertible debentures	-	121	-	121
Forwards contracts over foreign currency	-	5,595	-	5,595
Forwards contracts over Israeli CPI	-	889	-	889
Rent agreements	-	2,847	-	2,847
Total liabilities	-	9,452	-	9,452

	Level 1	Level 2	Level 3	Total balance
December 31, 2012	NIS in thousands
Assets:
Financial assets at fair value through profit or loss:
Government Bonds	36,119	-	-	36,119
Corporate bonds	25,205	-	-	25,205
Investment in equity securities	3,159	-	-	3,159
Embedded derivatives in rent agreements	-	1,790	-	1,790
Investment in equity securities – property company	-	-	21,300	21,300
Available-for-sale financial assets:
Government Bonds	135,749	-	-	135,749
Corporate bonds	51,002	-	-	51,002
Money market fund	35,908	-	-	35,908
Equity securities	15,296	-	-	15,296
Equity securities – gas exploration companies	7,317	38,080	-	45,397
Total assets	309,755	39,870	21,300	370,925
Liabilities:
Embedded derivatives:
Conversion component embedded in convertible debentures	-	74	-	74
Forwards contracts over foreign currency	-	8,230	-	8,230
Forwards contracts over Israeli CPI	-	9,336	-	9,336
Rent agreements	-	6,382	-	6,382
Total liabilities	-	24,022	-	24,022

ALON BLUE SQUARE ISRAEL LTD.

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

During 2013 the Company recorded loss from changes in the fair value of the equity securities in the amount of NIS 0.4 million. As of December 31, 2013, the balance of the equity securities amounts to NIS 23.7 million.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued):

   d. Financial Instruments by category

	December 31, 2013
	Loans and Receivables	Assets at fair value through the profit or loss	Available for sale	Total
	NIS in thousands
Current:
Cash and cash equivalents	322,579	-	-	322,579
Short term bank deposits	93,803	-	-	93,803
Investment in securities	-	178,146	320,633	498,779
Trade receivables	1,221,932	-	-	1,221,932
Other receivables excluding prepayments and other	255,208	-	-	255,208
Non-Current:
Loans to associates	154,746	-	-	157,746
Investment in equity securities	-	-	60,259	60,259
Other long-term receivables	181,519	-	-	181,519
Non-current derivative financial instruments	-	6,309	-	6,309
Total	2,229,787	184,455	380,892	2,795,134

	December 31, 2013
	Other financial liabilities at amortized cost	Liabilities at fair value through the profit or loss	Total
	NIS in thousands

Credit and loans from banks and others	829,812	-	829,812
Trade payables	1,235,627	-	1,235,627
Other account payables and accrued expenses	487,278	-	487,278
Loans from banks and others	1,524,660	-	1,524,660
Convertible debentures	91,201	-	91,201
Conversion component embedded in convertible debentures	-	121	121
Debentures	2,788,867	-	2,788,867
Derivatives financial instruments	-	9,331	9,331
Other liabilities	10,854	-	10,854
Total	6,968,299	9,452	6,977,751

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued):

	December 31, 2012
	Loans and Receivables	Assets at fair value through profit or loss	Available for sale	Total
	NIS in thousands
Current:
Cash and cash equivalents	261,674	-	-	261,674
Short term bank deposits	96,146	-	-	96,146
Investment in securities	-	87,358	237,955	325,313
Trade receivables	1,415,828	-	-	1,415,828
Other receivables excluding prepayments and other	247,750	-	-	247,750
Non-Current:
Loans to associates	165,066	-	-	165,066
Investment in equity securities	-	-	45,397	45,397
Other long-term receivables	232,243	-	-	232,243
Non-current derivative financial instruments	-	1,790	-	1,790
Total	2,418,707	89,148	283,352	2,791,207

	December 31, 2012
	Other financial liabilities at amortized cost	Liabilities at fair value through the profit or loss	Total
	NIS in thousands
Credit and loans from banks and others	1,129,526	-	1,129,526
Trade payables	1,228,013	-	1,228,013
Other account payables and accrued expenses	513,378	-	513,378
Bank loans	1,382,017	-	1,382,017
Convertible debentures	119,560	-	119,560
Conversion component embedded in convertible debentures	-	74	74
Debentures	2,575,859	-	2,575,859
Derivatives financial instruments	-	23,948	23,948
Other liabilities	11,141	-	11,141
Total	6,959,494	24,022	6,983,516

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued):

e.	Credit quality of financial assets

The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to the internal composition based on historical information that has been accumulated in the Company's entities over the years, as follows:

Cash and cash equivalents and short term bank deposits

Most of the Company's Cash and cash equivalents and short term deposit at December 31, 2013 were deposited with major Israeli banks.

Trade receivables

	December 31
	2012	2013
	NIS in thousands
Retail:
Credit cards	466,603	354,801
Insured checks receivables*	30,357	32,989
Wholesale:
Checks receivables	106,157	94,927
Open accounts	709,497	630,246
	1,312,614	1,112,963

*	The Company is engaged with credit check companies to fully receive payments of checks that have been approved by the credit check company, even if no cover is available at the indicated time of presentation.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued):

Available-for-sale debt securities

As described above, most of the Company's investments are publicly traded on the Tel-Aviv Stock Exchange and are independently rated with a minimum A+ at the date of investment.

f.	Composition of financial instrument balances:

1.	The currency exposure of the Company's monetary assets and liabilities and equity instruments and their fair values are as follows:

	December 31, 2013
	NIS linked to CPI	NIS unlinked	US Dollar	Other currencies	Other(*)	Total	Fair value
	NIS in thousands
Assets:
Cash and cash equivalents	-	312,837	9,463	279	-	322,579	**
Short term bank deposit	-	32,252	61,551	-	-	93,803	**
Investment in securities	130,729	324,037	6,081	-	37,932	498,779	**
Trade receivables	-	1,202,170	19,762	-	-	1,221,932	**
Other accounts receivables	-	240,763	440	-	-	241,203	**
Income taxes receivable	25,223	-	-	-	-	25,223	**
Loans receivable	74,630	165,634	18,812	-	-	259,076	**
Derivative financial instruments	-	-	6,309	-	-	6,309	**
Investment in equity securities	-	-	-	-	60,259	60,259	**
Other long-term receivables	77,104	-	-	-	-	77,104	**
Assets of disposal groups classified as held for sale	207	60,174	656	17	-	61,054	**
Total assets	307,893	2,337,867	123,074	296	98,191	2,867,321

Liabilities:
Credit and loans from banks and others	-	829,812	-			829,812	**
Trade payables	-	890,144	345,483	-	-	1,235,627	**
Other accounts payable and accrued expenses	25,193	328,322	4,032	-	-	357,547	**
Customer's deposits	28,469	-	-	-	-	28,469	**
Income tax payables	3,199	-	-	-	-	3,199	**
Provisions	10,971	29,399	-	-	-	40,370	**
Loans	805,099	719,561	-	-	-	1,524,660	1,528,587
Debentures	2,382,055	406,812	-	-	-	2,788,867	2,995,762
Convertible debentures	91,201	-	-	-	-	91,201	98,325
Other long-term liabilities	9,692	1,162	-	-	-	10,854	**
Derivative financial instruments	889	-	8,442	-	-	9,331	**
Liabilities of disposal groups classified as held for sale	-	84,777	-	-	-	84,777	**
Total liabilities	3,356,768	3,289,989	357,957	-	-	7,004,714

(*) Financial instrument that are not monetary assets

(**) The fair value of these monetary balances is usually identical or close to their carrying value.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued):

2.	Changes in the exchange rates of the US dollar and the Israeli CPI, in the reported periods are as follows:

Year	Exchange rate of the US dollar	Israel known CPI (1)	Israel actual CPI (2)
	%	%	%
2013	(7.0)	1.9	1.8
2012	(2.3)	1.4	1.6
2011	7.7	2.6	2.2

(1)	Calculated based on published CPI date (through November of each year)
(2)	Calculated based on actual CPI date (through December of each year)

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

Goodwill and indefinite life intangible assets:

In accordance with the accounting policy stated in note 2, the Company tests at least annually whether goodwill and indefinite life intangible assets have been impaired. The recoverable amount of the cash-generating unit (CGU) to which goodwill has been allocated is determined mostly based on value-in-use calculations. These calculations require the use of estimates. See note 17 for details of key assumptions.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued):

Referring to goodwill allocated to Non-Food Houseware CGU, the Company performed a sensitivity analysis for the key assumption used in its annual goodwill impairment test and determined that an increase in the pre-tax discount rate of 1.0% and a 1.0% decrease in the growth rate would result in the estimated recoverable amount of the Houseware CGU falling below its carrying amount by NIS 18 million and NIS 12 million respectively beyond an impairment of NIS 4.5 million included in the Company's 2013 results.

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

When the rate used for discounting cash flows is different by 0.5% from management estimate the fair value of investment property will be NIS 37 million lower or NIS 72 million higher. When the discount rate is different by 1% from management estimate the fair value of investment property will be NIS 71 million lower or NIS 89 million higher.

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

The outcome of the legal cases in court could be different from the Company's assessments. See also note 33.

4)	Income taxes and deferred taxes

The Company recognizes liabilities for anticipated tax exposures based on estimates of whether additional taxes will be due. Where the final outcome of these matters differs from the amounts that were recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

ALON BLUE SQUARE ISRAEL LTD.

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

5)	Property, plant and equipment

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

The performance of the operating segments is based on a measure of operating profit of the Company and its consolidated subsidiaries and Company's share in net profit of equity method investees which the CODM reviews. This measurement basis excludes discontinued operations. In addition, selling, general and administrative expenses of Head Quarters operations and financial income and expenses are not included in the results of each of the operating segments.

Additional data provided to the CODM apart from the data provided below is measured in a manner that corresponds to the method of measurement used in the financial statements.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – SEGMENT INFORMATION (continued):

The Company's operating segments consist of the following:

(1)	Fueling and Commercial sites – Through its subsidiary Dor Alon the Company is engaged in the development, construction and operation of vehicle fueling stations, adjacent commercial centers and independent convenience stores, marketing of fuel products and other products through the filling stations and convenience stores and direct marketing of distillates to customers. The fueling and commercial sites segment is presented according to the published financial statements of Dor Alon. In the reconciliation to the financial statements the Company reclassified the credit card fees and includes the amortization of the excess of cost arising at the time of acquisition. As of December 31, 2013, Dor Alon operated 206 fueling stations and 215 convenience stores in various formats.

(2)	Supermarkets – The Company operates the second largest food retail chain in Israel. Through its subsidiary, Mega Retail Ltd. ("Mega Retail"), which operates supermarket branches, the Company offers a wide range of food and beverage products and “Non-food” items, such as houseware, toys, small electrical appliances, computers and computer accessories, entertainment and leisure products and textile products and “Near-Food” products, such as health and beauty aids, products for infants, cosmetics and hygiene products. As of December 31, 2013, Mega Retail operates 213 supermarkets. This segment also includes properties owned through BSRE and leased out to the supermarket operation of Mega.

(3)	Non-Food (Retail and Wholesale) – Mostly through its subsidiary, BEE Group Retail Ltd. ("BEE Group"), the Company is engaged in Non-Food retail and wholesale activities. As of December 31, 2013, The Company operated 131 Non-Food Retail outlets, some through franchisees, with specialties in houseware and home textile and infant. In the reconciliation to the financial statements of the Company includes the impairment of goodwill in the amount of NIS 4.5 million. This segment also includes properties owned through BSRE and leased out to the Non-Food operation.

(4)	Real Estate – Through its subsidiary BSRE the Company is engaged in generating yield from commercial centers, logistics centers and offices, land for the purpose of capital appreciation and deriving long-term yield as well as in the development of the "Wholesale Market" residency project in Tel-Aviv. (see note 34c)

(5)	Other – The Company is engaged in cellular "MVNO" activities through its subsidiary Alon Cellular Ltd. The Company is also engaged in issuance and clearance of credit cards and grant of credit through its associate Diners Club Israel Ltd. (in 2013 the Company's share in Diners profit amounted to NIS 20 million). In the reconciliation to the financial statements the Company included the amortization of the excess of cost arising at the time of acquisition (in 2013 the amortization amounted to NIS 11.2 million). The activities in the Other segment include activities aimed to customer preservation and loyalty in the rest of the segments.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – SEGMENT INFORMATION (continued):

	Fueling and commercial sites	Supermarkets	Non - food Retail and wholesale	Real estate	Other activities	Adjustments	Total consolidated
	NIS in thousands

Year ended December 31, 2013:
Net segment revenues	5,140,486	6,329,469	333,691	38,369	44,325	-	11,886,340
Inter segment revenues	39,385	-	27,467	-	2,577	(69,429)	-
Net revenues	5,179,871	6,329,469	361,158	38,369	46,902	(69,429)	11,886,340
Depreciation and amortization	88,142	157,605	11,820	-	4,551	7,023	269,141
Operating profit (loss) before other gains and losses net and changes in fair value of investment property	134,751	60,437	(20,027)	18,604	(35,296)	(33,792)	124,677
Segment profit (loss)	138,566	43,937	(21,239)	75,015	(11,745)	(46,575)	177,959
Unallocated corporate expenses							(24,024)
Financial expenses, net							(254,016)
Income before taxes on income							(100,081)

Year ended December 31, 2012:
Net segment revenues	5,773,398	6,552,909	321,116	30,569	7,185	-	12,685,177
Inter segment revenues	41,197	-	29,458	-	-	(70,655)	-
Net revenues	5,814,595	6,552,909	350,574	30,569	7,185	(70,655)	12,685,177
Depreciation and amortization	87,808	167,464	11,438	-	2,099	9,705	278,514
Operating profit (loss) before other gains and losses net and changes in fair value of investment property	145,527	126,231	(12,072)	17,197	(33,628)	(43,301)	199,954
Segment profit (loss)	149,534	137,036	(15,450)	99,302	(9,887)	(52,369)	308,166
Unallocated corporate expenses							(24,268)
Financial expenses, net							(241,928)
Income before taxes on income							41,970

Year ended December 31, 2011:
Net segment revenues	5,301,865	6,723,845	289,045	31,021	-	-	12,345,776
Inter segment revenues	36,087	-	31,810	-	-	(67,897)	-
Net revenues	5,337,952	6,723,845	320,855	31,021	-	(67,897)	12,345,776
Depreciation and amortization	96,130	159,601	12,011	-	-	6,004	273,746
Operating profit (loss) before other gains and losses net and changes in fair value of investment property	173,681	177,346	(19,813)	15,395	6,552	(38,485)	314,676
Segment profit	173,578	169,697	(28,952)	57,307	20,369	(46,556)	345,443
Unallocated corporate expenses							(22,710)
Financial expenses, net							(171,926)
Income before taxes on income							150,807

The Company does not regularly report any segment assets and liabilities measure to the chief operating decision maker, see also note 2d.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - SUBSIDARIES

i)	Information about principal subsidiaries

Set out below are the Company's principal subsidiaries at December 31, 2013. Unless otherwise stated, the subsidiaries as listed below have share capital consisting solely of ordinary shares, which are held directly by the Company and the proportion of ownership interests held equals to the voting rights held by Company.

Name of Entity	Principal activities	% of Ownership by the group
Dor Alon Energy in Israel (1988) Ltd.	Operation of fueling stations and convenience stores, direct marketing and jet fuel	78.43
Blue Square Real Estate Ltd.	Project development and generating yield	74.76

For information about principal subsidiaries of the Company, see appendix.

All subsidiary undertakings are included in the consolidation. The proportion of the voting rights in the subsidiary undertakings held directly by the Company do not differ from the proportion of ordinary shares held. The Company further does not have any shareholdings in the preference shares of subsidiary undertakings included in the group.

The total non-controlling interest as of December 31, 2013 is NIS 430.8 million, of which NIS 209.7 million is for Dor Alon and NIS 207.3 million is attributed to BSRE.

ii)	Summarized financial information on subsidiaries with material non- controlling interests

Set out below are the summarized financial information for each subsidiary that has non- controlling interests that are material to the Company.

Summarized balance sheet:

	Blue Square Real Estate*		Dor Alon
	December 31		December 31
	2012	2013	2012	2013
	NIS in thousands
Current
Assets	717,235	753,828	1,640,780	1,525,946
Liabilities	381,257	418,992	1,640,618	1,391,340
Total current net assets	335,978	334,836	162	134,606

Non- current
Assets	3,222,928	3,505,894	1,384,150	1,380,479
Liabilities	2,078,234	2,306,665	879,658	999,533
Total non- current net assets	1,144,694	1,199,229	504,492	380,946
Net assets	1,480,672	1,534,065	504,654	515,552

Non - controlling interest share %	21.8%	25.2%	21.6%	21.6%
Non - controlling interest share	322,490	387,198	109,126	111,483
Adjustments:
Adjustments for consolidation*	(138,837)	(179,856)	1,908	2,872
Fair value adjustments	-	-	95,910	95,404
Adjusted non- controlling interest share	186,653	207,342	206,944	209,759

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - SUBSIDARIES (continued):

*	BSRE's assets include real estate and deferred taxes as presented in their financial statements and for the purpose of the consolidation are annulled in the amount of approximately NIS 1,050 million and NIS 235 million respectively (2012 - NIS 925 million and NIS 231 million).

Summarized income statements:

	Blue Square Real Estate*		Dor Alon
	Year ended December 31		Year ended December 31
	2012	2013	2012	2013
	NIS in thousands

Revenues	207,720	214,460	5,814,595	5,179,871
Net income	199,228	148,740	32,571	46,045
Other comprehensive income	981	(5,347)	10,637	9,853
Total comprehensive income	200,209	143,393	43,208	55,898
Non- controlling interest share-%	21.8%	25.2%	21.6%	21.6%
Non- controlling interest share	43,606	36,192	9,343	12,087
Adjustments:
Adjustments for consolidation*	(10,662)	(16,175)	247	211
Fair value adjustments	-	-	678	60
Adjusted net income attributable to non- controlling interest	32,944	20,017	10,268	12,358
Dividends paid to non- controlling interest	-	20,986	-	9,737

* Annulment of revenues and changes in fair value of investment property due to property in own use.

Summarized cash flows:

	Blue Square Real Estate		Dor Alon
	Year ended December 31,		Year ended December 31,
	2012	2013	2012	2013
	NIS in thousands
Cash flows from operating activities:
Income before taxes on income	237,265	204,463	40,960	57,931
Income tax paid, net	(13,964)	(11,501)	(15,311)	(2,566)
Adjustments to net cash provided by operating activities	(24,957)	(4,367)	168,759	318,869
Net cash provided by operating activities	198,344	188,595	194,408	374,234
Net cash provided by investing activities	(296,062)	(97,777)	(91,958)	(77,986)
Net cash used in financing activities	294,891	(70,663)	(93,215)	(282,961)
Increase (decrease) in cash and cash equivalents and bank overdrafts	197,713	20,155	9,235	13,287
Translation differences on cash and cash equivalents	(1)	(9)	-	-
Balance of cash and cash equivalents and bank overdrafts at beginning of year	9,360	206,532	30,275	39,510
Balance of cash and cash equivalents and bank overdrafts at end of year	206,532	226,678	39,510	52,797

The information above is the amount before inter- company eliminations.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - SUBSIDARIES (continued):

iii)	Transaction with non- controlling interest

On May 7, 2013, the Company sold 3.5% of BSRE shares for NIS 49 million. The difference between the consideration and the carrying cost of NIS 20.9 million after tax effect was directly carried to equity.

Disposal of interest in BSRE without loss of control:

2013
NIS in thousands
Consideration received from non- controlling interests	48,864
Carrying amount of group's interest disposed of	20,926
Gain on disposal recorded within parent's equity	27,938
Taxes on income	(6,984)
Gain on disposal recorded within parent's equity net of tax	20,954

NOTE 7 – INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

The amounts recognized in the consolidated statement of financial position are as follows:

	December 31
	2012	2013
	NIS in thousands
Associates:
Diners	203,529	210,294
Other associates	122,685	89,038
	326,214	299,332

Joint ventures:
City Mall Tel Aviv	169,376	211,884
Other joint ventures	431,055	451,551
	600,431	663,435
	926,645	962,767

The amounts recognized in the consolidated income statements are as follows:

	Year ended December 31
	2012	2013
	NIS in thousands
Associates:
Diners*	8,557	8,839
Other associates	3,467	391
	12,024	9,230

Joint ventures:
City Mall Tel Aviv	57,125	10,856
Other joint ventures	17,911	7,125
	75,036	17,981
	87,060	27,211

* The amounts recognized in the consolidated income statements include the amortization of the excess of cost arising at the time of acquisition.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD (continued):

a.	Investment in associates

As of December 31, 2013 the Company has a material associate, Diners Club Israel Ltd (hereinafter - Diners Israel), which is held directly by the Company and by a subsidiary of the Company, Dor Alon. The Company holds 36.75% of the issued share capital of Diners Israel and Dor Alon holds 12.25% of the issued share capital of Diners Israel.

Diners club Israel Ltd

On December 26, 2006, an agreement (hereinafter – the original agreement) was signed between the Company, and Cal - Israel Credit Cards Ltd. (hereinafter – CAL) and Diners Israel, a subsidiary of CAL.

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

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD (continued):

Additionally, the amendment set the terms as to the business relationship between the parties, including a cancellation mechanism in the event the loyalty plan was cancelled by the Company.

Allocation of the excess of cost of acquisition over the share in net book value of equity acquired of Diners Israel, was determined as follows : NIS 71 million to customer relationships and contractual arrangements which will be amortized over 4.5 to 6.5 years and NIS 104 million to goodwill which is not amortized (see also note 2c).

The financial statements of Diners are prepared in accordance with International Financial Reporting Standards and with the directives and guidelines of the Supervisor of Banks in Israel. The Company includes its share in the profits of Diners in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Diners is a private company and there is no quoted market price available for its shares.

There are no contingent liabilities relating to the Company's interest in the associate.

Summarized financial information of Diners Club Israel Ltd.

Financial position statement data (100%):

	December 31
	2012	2013
	NIS in thousands
Assets
Current assets	815,000	803,000
Non - current assets	48,000	33,000
Total assets	863,000	836,000

Liabilities
Current liabilities	565,000	563,000
Non- current liabilities	98,000	32,000
Total liabilities	663,000	595,000
Net assets	200,000	241,000

Summarized statement of income (100%):

	For the year ended
	December 31
	2012	2013
	NIS in thousands

Revenues	138,000	135,000
Operating profit	58,000	62,000
Income before taxes on income	58,000	62,000
Taxes on income	18,000	21,000
Net income from continuing operation	40,000	41,000
Other comprehensive income	-	-
Total comprehensive income	40,000	41,000
Dividends received from associate	-	-

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD (continued):

Reconciliation of summarized financial information:

Reconciliation of the summarized financial information presented to the carrying amount of the Company's interest in Diners Club Israel Ltd.

	Year ended December 31
	2012	2013
	NIS in thousands

Net assets at the beginning of the year:	160,000	200,000
Profit for the year	40,000	41,000
Closing net assets:	200,000	241,000
Interest in associate-%	49%	49%
Interest in associate	98,000	118,090
Fair value adjustments	1,312	(12,013)
Goodwill	104,217	104,217
Carrying value	203,529	210,294

b.	Investment in joint ventures

The Company holds 50% of City Mall Tel Aviv, a principle joint venture, through its subsidiary BSRE. The shares of City Mall Tel Aviv are unlisted and there is no quoted market price available for its shares.

In addition BSRE has immaterial joint ventures which operate real estate for internal use and third party use and Dor Alon has certain immaterial joint ventures which operate fuel stations and commercial centers (see appendix to the financial statements).

City Mall Tel Aviv Ltd.

City Mall Tel Aviv Ltd. (the Mall Company) was established as a jointly controlled entity by BSRE and Gindi Group under the construction project of the wholesale market complex and according to a Memorandum of Understandings dated April 15, 2010 (the MOU) that regulates the relations between BSRE and Gindi group in all that concerns the wholesale market in Tel Aviv (see note 34d).

a)	Completion of purchasing the leasehold rights in the real estate

In 2012, the purchase of the leasehold rights in the real estate of the wholesale market project was completed. As of December 31, 2012, the Mall Company paid the entire consideration for the leasehold rights in the real estate designated for establishing the commercial complex pursuant to purchase agreements signed between the parties in a total amount of NIS 394 million (the Company's share 50%). The leasehold rights are for the period ending August 31, 2099. Regarding the loan agreements used to finance the purchase see note 34c.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD (continued):

c.	Summarized financial information of City Mall Tel Aviv

Financial position statement data (100%):

	December 31
	2012	2013
	NIS in thousands
Assets:
Current assets	3,744	5,511
Non-current assets	697,607	869,886
	701,351	875,397
Liabilities:
Current liabilities	37,598	16,543
Non-current liabilities	519,185	691,168
	556,783	707,711
Net Assets	144,568	167,686

Summarized statement of income (100%):

	Year ended December 31
	2012	2013
	NIS in thousands

Revenues-increase in fair value of investment property, net	174,277	34,668
Taxes on income	37,796	7,709
Net income	114,251	21,713
Other comprehensive income	-	-
Total comprehensive income	114,251	21,713
Dividends received from associate	-	-

Reconciliation of summarized financial information:

Reconciliation of the summarized financial information presented to the carrying amount of the Company's interest in City Mall Tel Aviv

	Year ended December 31
	2012	2013
	NIS in thousands

Net assets	144,568	167,686
Interest in joint venture-%	50%	50%
Interest in joint venture	72,284	83,843
Loans granted by BSRE	97,092	128,041
Carrying value	169,376	211,884

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – DISPOSAL GROUP CLASSIFIED AS HELD FOR SALE

Kfar Hasha'ashuim Marketing Ltd. ("Kfar")

In December 2012, the Company resolved to realize its investment in Kfar which operates the leisure and toy activity of the Company under the non-food segment, and as of December 31, 2013, operates 83 stores, mostly through franchisees. As of December 31, 2012, Kfar was classified as a disposal group held for sale and as a discontinued operation.

In February 2014, BEE Group completed the sale of 65% of its holdings in Kfar Hasha'shuim for NIS 13 million. This consideration is payable over a period of up to 5 years; it is linked to the CPI and bears interest of 3%. BEE Group granted the acquirer (the CEO of Kfar) an option to purchase its remaining holdings in Kfar for NIS 7 million, within two years from closing the transaction (the Call option) and the acquirer granted Bee Group an option to sell him the remaining investment for the same amount at the end of the two years, for a period of six months. According to the agreement, if Kfar will be held in the future by a public entity, the Call Option can be settled in shares of that entity, instead of cash. In addition, the remaining consideration which has not yet been paid to BEE Group can also be paid in shares of such public entity, provided that the total holdings of Bee Group in the said public entity will not exceed 20%.

Under the agreement, the previous agreement with the CEO of Kfar was cancelled; under the cancelled agreement BEE Group sold 10% of Kfar's shares to the CEO. The Company also provided a guarantee of up to NIS 47 million in respect of credit lines of Kfar. The acquirer committed to provide an amount which exceeds the debt withdrawn from the bank by NIS 5 million as collateral for the credit liens. In addition, the acquirer committed to decrease the amount of debt to the bank every year. The guarantee provided to the bank by the Company will be removed once the acquirer completes the purchase of all shares.

The results of Kfar for the years ended December 31, are as follows:

	2011	2012	2013
	NIS in thousands
Revenues	136,808	115,214	114,837
Expenses	124,867	91,906	93,008
Gross profit	11,941	23,308	21,829
Selling, general and administrative expenses	(28,371)	(35,956)	(32,205)
Other losses	-	-	*(16,471)
Finance expenses	(4,076)	(4,820)	(3,147)
Loss before taxes from discontinued operations	(20,506)	(17,468)	(29,994)
Tax benefit (taxes on income)	1,897	(5,000)	-
Loss from discontinued operations	(18,609)	(22,468)	(29,994)

*	During 2013 the Company impaired goodwill in the amount of NIS 14.1 million in accordance with the fair value less cost to sell.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – DISPOSAL GROUP CLASSIFIED AS HELD FOR SALE (continued):

The major classes of assets and liabilities of Kfar classified as held for sale as at December 31, 2013 are, as follows:

December 31
2013
NIS in thousands
Assets
Cash and cash equivalents	1,017
Trade receivables	58,119
Other current assets	9,505
Inventories	23,330
Intangible assets, net	7,195
Assets of disposal group classified as held for sale	99,166

Liabilities
Credit and loans from banks and others	46,210
Trade payables	35,787
Other current liabilities	3,559
Liabilities of disposal group classified as held for sale	85,556

Net assets directly associated with disposal group	13,610

The net cash flows incurred by Kfar, are as follows:

	Year ended December 31,
	2011	2012	2013
	NIS in thousands
Operating	(6,464)	(7,666)	(3,824)
Investing	(557)	567	1,298
Financing	4,414	7,764	1,715
Net cash flow (outflow)	(2,607)	665	(811)

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – CASH, CASH EQUIVALENTS AND DEPOSITS:

a. Cash and cash equivalents

	December 31
	2012	2013
	NIS in thousands
Cash at bank and on hand	33,619	42,245
Bank deposits with original maturities of three months or less	228,055	280,334
	261,674	322,579

Cash, cash equivalents and bank overdrafts include the following for the purposes of the statement of cash flows:

	December 31
	2012	2013
	NIS in thousands
Cash and cash equivalents	261,674	322,579
Cash at banks attributable to discontinued operations	2,305	1,017
	263,979	323,596
Bank overdrafts, see note 21	(4,934)	(12,605)
	259,045	310,991

b. Short-term deposits

	December 31
	2012	2013
	NIS in thousands
Deposits at suppliers (1)	69,406	68,737
Short term deposits relating to debentures (2)	19,026	19,292
Bank deposits (3)	7,714	5,774
	96,146	93,803

(1)	Linked to the U.S. Dollar, bearing interest of LIBOR plus 2%. Deposits used as a security for suppliers.
(2)	Deposit used as security for debentures – see also note 21.
(3)	Bearing interest of 0.9%.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – INVESTMENT IN SECURITIES

a.	Comprised as follows:

	December 31
	2012	2013
	NIS in thousands

Available for sale financial assets – current	237,955	320,633
Financial assets at fair value through profit or loss-current	87,358	178,146
Available for sale financial assets – non-current	45,397	60,259
	370,710	559,038

b.	Composition per type of security:

	December 31
	2012	2013
	NIS in thousands

Debt securities	285,557	445,717
Equity securities	85,153	113,321
	370,710	559,038

c.	Available for sale financial assets

	2011	2012	2013
	NIS in thousands

At January 1	213,986	230,642	283,352
Purchases	122,646	178,149	207,526
Proceeds	(106,925)	(147,937)	(130,305)
Transfers to or from other comprehensive income	1,090	19,632	16,682
Attributed to statements of income	(155)	2,866	3,637
At December 31	230,642	283,352	380,892

In 2011, 2012 and 2013 the Company removed profits from equity into the income statements in the amount of NIS 1,480 thousand, NIS 2,906 thousands and NIS 3,298 thousands, respectively.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – INVESTMENT IN SECURITIES (continued):

d.	Financial assets at fair value through profit or loss

	December 31
	2012	2013
	NIS in thousands

Debt securities	62,899	76,029
Investment in equity securities	24,459	102,117
Total	87,358	178,146

NOTE 11 – DERIVATIVE FINANCIAL INSTRUMENTS:

		December 31
		2012		2013
Derivative financial	Statement of financial position	NIS in thousands
instruments	Item	Assets	Liabilities	Assets	Liabilities
Forward contracts over the
Israeli CPI (a)	Derivative financial instruments	-	9,336	-	889
Foreign exchange contracts (b)	Derivative financial instruments	-	8,230	-	5,595
Embedded derivatives:
Rent agreements	Derivative financial instruments	1,790	6,382	6,309	2,847
Conversion component embedded in the convertible debentures (see note 21)	Convertible debentures	-	74	-	121
Total		1,790	24,022	6,309	9,452

(a)	The notional principal amounts of the outstanding forward contracts over the Israeli CPI at December 31, 2013 were approximately NIS 430 million.

(b)	The notional amount of open forward foreign exchange contracts (up to 3 months, mostly 2 months) as of December 31, 2012 and 2013 are $95.6 million and $105.7 million respectively.

NOTE 12 – TRADE RECEIVABLES:

	December 31
	2012	2013
	NIS in thousands
Trade receivables	1,468,195	1,260,205
Less: provision for impairment of trade receivables	(52,367)	(38,273)
	1,415,828	1,221,932

As of December 31, 2013, trade receivables of NIS 29,269 thousands (2012: NIS 30,766 thousands) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. Approximately 65% of these past-due receivables are overdue for up to 3 months.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – TRADE RECEIVABLES (continued):

As of December 31, 2013, trade receivables of NIS 117,973 thousands (2012: NIS 124,815 thousands) were impaired and provided for. The amount of the provision was NIS 38,273 thousands as of December 31, 2013 (2012: NIS 52,367 thousands). It was assessed that a portion of the receivables is expected to be recovered. The ageing of these receivables is over 12 months.

Movements in the Company's provisions for impairment of trade receivables are as follows:

	December 31
	2012	2013
	NIS in thousands
At January 1	55,528	52,367
Provisions made during the period	10,821	1,741
Unused amounts reversed	(712)	(5,792)
Receivable written off during the year as uncollectible	(1,340)	(10,043)
Transferred to assets of disposal groups classified as held for sale	(11,930)	-
At December 31	52,367	38,273

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

The fair value of trade receivables is usually identical or close to their carrying value.

NOTE 13 – OTHER RECEIVABLES:

	December 31
	2012	2013
	NIS in thousands
Prepayments	16,621	20,006
Related parties , see note 36	131,396	140,593
Government authorities	5,581	6,511
Advances to suppliers and others	6,450	11,447
Current maturities of loans receivable	27,545	15,798
Receivables in respect of gift certificates	20,185	14,515
Other	63,480	77,791
	271,258	286,661

The fair value of other receivables is usually identical or close to their carrying value.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – INVENTORIES:

a)	Inventories presented in current assets:

	December 31
	2012	2013
	NIS in thousands
Fuel and oil products	105,447	93,084
Consumer (including non-food) products	539,362	508,929
	644,809	602,013

b)	Real estate inventories (presented as non-current assets)

Representing approximately a 240-dunam parcel of property in Point-Wells near Seattle, Washington, USA, acquired by BSRE from a related party (see note 36a.b); BSRE has also signed a development agreement with the related party to initiate and promote a detailed plan for the approval of the building of at least 2,000 residential units on the land.

BSRE is operating to change the zoning of the land from heavy industrial use to urban center zoning, and so far has received an "in principal" approval for the zoning change from the Snohomish County.

Based on the new zoning, BSRE filed with the redistrict committee a detailed plan that includes the construction of three residential complexes at a scope of 3,000 residential units public premises on the real estate and development plans (the detailed plan)., the county approved 2,700 residential units as Urban Village zoning. BSRE appealed this decision and on January 7, 2013, the appellate court determined that BSRE is entitled to promote the real estate development according to the detailed plan despite the county's decision. The opponents to the detailed plan applied to the supreme court of Washington State seeking an additional hearing on the ruling of the appellate court. Such hearing occurred on October 24, 2013, in the Washington State Supreme Court. On April 10, 2014, the State of Washington Supreme Court upheld that BSRE has a vested right to the development of the land under the designation of "urban center", which shall include the construction of 3,000 housing units, public areas and development programs. As of the date of this report, the Company is unable to estimate the exact duration of time it will take to receive the approval of the competent authorities for exercising the construction rights under the plan which determined the designation of land as an “urban center”.

Through December 31, 2013, BSRE invested U.S. $6.4 million (NIS 22.2 million) in the development of property rights and capitalized borrowing costs of U.S. $4.9 million (NIS 17.0 Million) (in 2012: U.S. $8.8 million and in 2011 U.S. $6.7 million).

The property serves primarily as a plant for storage and distribution of fuel and oils by the related party, and is rented to the related party for a period of up to 10 years. According to the development agreement, all demolition and contamination cleanups required for the land will be the responsibility of the related party and on its account; the related party will also compensate BSRE for any damages incurred in connection with such activities. In case BSRE was to sell the land the related party will participate in the consideration net of costs as defined in the agreement, see note 36a.b.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – PROPERTY AND EQUIPMENT:

a.	Composition of assets and accumulated depreciation, grouped by major classifications, and changes therein are as follows:

	Land, buildings and leasehold improvements (see d. below)	Fueling station equipment	Motor vehicles	Furniture, equipment and installations	Total
	NIS in thousands
Cost:
Balance at January 1, 2013	2,820,928	270,152	23,874	1,432,692	4,547,646
Additions	65,541	36,831	1,670	35,834	139,876
Disposals	(17,969)	-	(2,446)	(33,104)	(53,519)
Transfer to investment property	(20,580)	-	-	-	(20,580)
Balance at December 31, 2013	2,847,920	306,983	23,098	1,435,422	4,613,423
Accumulated depreciation:
Balance at January 1, 2013	830,051	46,335	14,180	983,663	1,874,229
Additions	81,180	27,898	3,482	111,269	223,829
Disposals	(11,689)	-	(1,845)	(23,691)	(37,225)
Transfer to investment property	(565)	-	-	-	(565)
Balance at December 31, 2013	898,977	74,233	15,817	1,071,241	2,060,268
Impairment of property and equipment (see b below)	(18,071)	-	-	-	(18,071)
Net book value at December 31, 2013	1,930,872	232,750	7,281	364,181	2,535,084

	Land, buildings and leasehold improvements (see d. below)	Fueling stations equipment	Motor vehicles	Furniture, equipment and installations	Total
	NIS in thousands
Cost:
Balance at January 1, 2012	2,819,246	237,380	23,933	1,428,690	4,509,249
Additions	71,729	32,847	2,493	73,960	181,029
Disposals	(13,519)	(75)	(2,552)	(69,958)	(86,104)
Transfer to and from investment property	(56,528)	-	-	-	(56,528)
Balance at December 31, 2012	2,820,928	270,152	23,874	1,432,692	4,547,646
Accumulated depreciation:
Balance at January 1, 2012	743,815	17,098	12,462	950,014	1,723,389
Additions	105,959	29,252	3,995	90,514	229,720
Disposals	(8,581)	(15)	(2,277)	(56,865)	(67,738)
Transfer to investment property	(11,142)	-	-	-	(11,142)
Balance at December 31, 2012	830,051	46,335	14,180	983,663	1,874,229
Impairment of property and equipment (see b below)	(18,121)	-	-	(3,618)	(21,739)
Net book value at December 31, 2012	1,972,756	223,817	9,694	445,411	2,651,678

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – PROPERTY AND EQUIPMENT (continued):

b.	As to liens placed on assets, see note 35.
c.	Additions during the period – Property and equipment include property under construction and capitalization of labor and finance expenses in an amount of NIS 4.4 million.
d.	Capitalized lease payments in respect of long-term land leases from the Israeli Land administration are as follows:

	December 31
	2012	2013
	NIS in thousands
Capitalized leases for periods of 999 years	3,984	3,980
Capitalized leases for periods ending between the years 2013 and 2056, as detailed below:
Leases for periods of under 10 years	6,560	6,033
Leases for periods of between 10 and 25 years	18,746	18,697
Leases for periods of over 25 years	219,521	212,638
	244,827	237,368
	248,811	241,348

NOTE 16 – INVESTMENT PROPERTY:

The changes in the carrying value of investment property for the years ended December 31, 2013 and 2012 respectively, are as follows:

	2012	2013
	NIS in thousands
At January 1	482,331	539,466
Transfer from property and equipment (b)	45,386	20,015
Transfer to and from assets held for sale (c)	(94,216)	45,600
Additions (d)	76,066	123,717
Changes in fair value of investment property, net:
Charged to increase in fair value of investment property, net in the income statements (e)	16,874	42,122
Changes in fair value of investment property transfer from property and equipment:
Charged to other income (losses) (b)	-	(2,262)
Charged to OCI	13,025	1,832
At December 31	539,466	770,490

a)	All the Company's investment properties are located in Israel.

b)	In 2013, due to two assets transferred from property and equipment. Decrease in fair value of investment property, which transferred from property and equipment, is recognized in the income statements and increase in fair value of such assets is recognized in OCI.

c)	In the last quarter of 2013, after the purchasers did not complete the payments according to the date set forth in the sale agreement, the sale of the asset was canceled and the property was classified to real estate.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – INVESTMENT PROPERTY (continued):

d)	The additions in 2013, totaling NIS 123.7 million, include an amount of approximately NIS 69 million in Hadar mall and an amount of NIS 41 million in Comverse (see note 34d). The additions in 2012, totaling NIS 76.1 million, include an amount of NIS 19 million in Hadar mall and an amount of NIS 33 million in Comverse.

e)	The changes in fair value in 2013 are due mainly to projects under construction (approximately NIS 25 million), and the reduction of discount rate at 0.25% in some of the commercial properties.

f)	For details regarding liens and guarantees see note 35.

g)	Association in Israel – based on the current prices in an active market for similar property, locations and conditions, and based on the discounted cash flows that are expected to arise from the assets. In certain assets the discount rate was reduces by 0.25% compared to previous years. The range of discount rates used by the appraiser are 7.75% - 12% per annum (mainly 7.75% - 8.25%).

h)	Rental revenue that has been recognized in the statements of income within revenues:

	Year ended December 31
	2012	2013
	NIS in thousands
Rental income	30,985	39,041

i)	Break down of investment property at December 31, 2013 and 2012, by lease rights and ownership of land:

	December 31,
	2012	2013
	NIS in thousands
Under ownership	253,138	368,549
Finance lease from the Israel Lands Administration for a period of 999 years	7,260	7,650
Total	260,398	376,199
Finance lease from the Israel Lands Administration are as follows:
Leases for periods of under 10 years	168,350	251,923
Leases for periods between 10-25 years	25,824	24,094
Leases for periods of more than 25 years	84,894	118,274
	279,068	394,291
	539,466	770,490

j)	Capitalized borrowing costs:

The amount of borrowing costs capitalized during the years ended December 31, 2013 and 2012 was NIS 5.2 million and NIS 17.4 million, respectively. The rate used to determine the amount of borrowing costs eligible for capitalization was 4.8% in 2013 and 5.3% in 2012 (linked to the Israeli CPI).

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – INVESTMENT PROPERTY (continued):

k)	Fair value of investment property

The fair value of investment property items is measured by external independent valuation specialists who are members of the Institute of Real Estate Appraisers in Israel who possess recognized relevant professional training and ongoing experience on investment property in locations and classifications that were valued.

Data on measurements of investment property in level 3

Vacant plots of land

Fair value is measured using valuation techniques while the valuation model is based on the net price per square meter of comparable properties deriving from observable transactions in an active market including various adjustments such as size, location etc.

Rental properties

Fair value of investment property is determined at least annually or when there are indications for changes in value (at the earlier) based on valuations carried out by external independent valuation specialists with the adequate professional skills.

Fair value is measured using income capitalization technique: the valuation model is based on the present value of the NOI estimate expected to derive from the property. The valuation of real estate is based on the net annual cash flows capitalized at capitalization rate reflecting their specific risks. When there are lease agreements, in respect of which the payments are other than the proper rental fees, adjustments are made to reflect the rental payments at the end of the lease term.

The valuations take into account the type of tenants actually occupying the leased property or the responsible parties for meeting the lease liabilities and the remaining economic life of the property in those locations where such parameters are relevant.

The market value of the rental data includes a wide range in all of the regions and uses and derives, among others, from the variance of the nature of the leased property with respect to the age and the finish level of the various properties. For details on the capitalization rates, see b, as above.

The fair value estimate will increase if:

1.	The market value of the rental payments will increase.
2.	Cash flow capitalization rate will decrease.

Investment property under construction

Investment property under construction is presented at fair value, on the date fair value can be reliably measured. As long as investment property cannot be valued, investment property under construction will be presented at costs invested in the project. Valuation is based on the estimate of the investment property fair value after construction is complete, net of the present value of the estimated construction costs expected to derive for the purpose of its completion while taking into account the capitalization rate adjusted to the relevant and typical risks of the property on the date construction is complete. Construction cost per square meter varies among the various projects according to the designated use, finish level etc.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – INVESTMENT PROPERTY (continued):

The fair value estimate will increase if:

1.	Construction costs per square meter will decrease.
2.	The market value of the rental payments will increase.
3.	Cash flow capitalization rate will decrease.

The key data that are not observable in the market refer to the following factors:

1)	The return rate of investment property, which is based or professional publications in the relevant markets and comparison with similar transactions.
2)	Premium (discount) in respect of the quality of the building and rental conditions, which is based on comparison with similar transactions.
3)	Market value of rental payments (market rent) which is based or professional publications in the relevant markets and comparison with similar transactions.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – INTANGIBLE ASSETS:

The composition of intangible assets and the accumulated amortization thereon, grouped by major classifications, and changes therein in 2013 and 2012, are as follows:

			Brand
			name and		Evacuation
			trade	Customer	Fees and
	Goodwill	Software	marks	relationships	Other	Total
	NIS in thousands
At January 1, 2012
Cost	827,743	167,176	143,633	138,609	208,288	1,485,449
Accumulated amortization and impairment	-	(110,946)	(12,646)	(27,683)	(30,984)	(182,259)
Net carrying amount	827,743	56,230	130,987	110,926	177,304	1,303,190

Year ended December 31, 2012:
Opening net carrying amount	827,743	56,230	130,987	110,926	177,304	1,303,190
Additions	-	29,407	187	-	16,559	46,153
Disposals	(1,880)	(149)	-	-	(710)	(2,739)
Amortization charge	-	(24,580)	(4,334)	(16,585)	(18,482)	(63,981)
Transfer to assets of disposal group	(23,506)	-	-	-	(2,506)	(26,012)
Net carrying amount	802,357	60,908	126,840	94,341	172,165	1,256,611

At December 31, 2012:
Cost	802,357	196,263	143,820	138,609	221,641	1,502,690
Accumulated amortization and impairment	-	(135,355)	(16,980)	(44,268)	(49,476)	(246,079)
Net carrying amount	802,357	60,908	126,840	94,341	172,165	1,256,611

Year ended December 31, 2013:
Opening net carrying amount	802,357	60,908	126,840	94,341	172,165	1,256,611
Additions	-	9,503	158	-	2,759	12,420
Amortization charge	-	(23,868)	(4,781)	(14,117)	(18,040)	(60,806)
Impairment	(4,500)	-	-	-	-	(4,500)
Net carrying amount	797,857	46,543	122,217	80,224	156,884	1,203,725

At December 31, 2013:
Cost	797,857	205,766	143,785	138,609	224,400	1,510,417
Accumulated amortization and impairment	-	(159,223)	(21,568)	(58,385)	(67,516)	(306,692)
Net carrying amount	797,857	46,543	122,217	80,224	156,884	1,203,725

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – INTANGIBLE ASSETS (continued):

a.	Amortization is included in the income statements within Selling, general and administrative expenses. Impairment losses are presented in other gains or losses.

b.	Impairment tests for goodwill and indefinite live assets

Goodwill is allocated to six identified groups of cash-generating units (CGUs).

The components of goodwill and indefinite life intangible assets are as follows:

	December 31
	2012	2013
	NIS in thousands
Supermarkets	159,113	159,113
Non - Food retail and wholesale:
Houseware*	111,179	106,679
Fueling and Commercial sites:
Goodwill – filling and commercial stations	500,065	500,065
Goodwill – direct marketing	18,000	18,000
Goodwill – jet fuel	14,000	14,000
Indefinite life – brand name	86,033	86,033
	888,390	883,890

*	Goodwill above includes an impairment of NIS 4.5 million in the Houseware component.

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use pre-tax cash flow projections based on financial budgets approved by management and management estimation covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates stated below.

The key assumptions used for value in-use calculations are as follows:

Segment	Supermarkets	Non - Food retail and wholesale
CGU	Supermarkets	Houseware
	%
December 31, 2013:
Expected gross margin	26.9	56.0
Growth rate (1)	0	1.3
Discount rate (2)	10.3	14.8

December 31, 2012:
Expected gross margin	27.0	55.0
Growth rate (1)	0.25	1.5
Discount rate (2)	9.7	15.8

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – INTANGIBLE ASSETS (continued):

Segment	Fueling and commercial sites
CGU	Filling and convenience sites	Direct marketing	Jet fuel
	%
December 31, 2013:
Expected operating profit	3	4	1
Growth rate (1)	2	2.7	2
Discount rate (2)	9.5	9.8	17.2

December 31, 2012:
Expected operating profit	3.6	3	1
Growth rate (1)	2	3	2
Discount rate (2)	9.4	9.7	16.9

(1)	Weighted average growth rate used to extrapolate cash flows beyond the budget management estimations covering a five-year period.
(2)	Pre-tax discount rate applied to cash flow projections.

These assumptions have been used for the analysis of each CGU.

NOTE 18 – LOANS RECEIVABLE

	December 31
	2012	2013
	NIS in thousands
Loans to jointly controlled companies (1)	75,169	76,880
Loans to the Fuel Administration (2)	31,539	-
Loans to others (3) (4)	124,343	105,844
	231,051	182,724
Less current maturities	27,545	15,798
	203,506	166,926

(1)	Loans bearing interest of 5.26% and linked to the Israeli CPI and the repayment date has not yet been determined.

(2)	The loan to the Fuel Administration is in accordance with the Control of Commodities and Service Order (Settlements in the Fuel Economy), 1988. During December 2013 the loan was fully repaid.

(3)	Mainly owners of fueling stations to which the Company supplies fuel. As at December 31, 2013 and 2012 the amount includes a single debtor balance of NIS 15.1 million and 18.1 million respectively.

(4)	As of December 31, 2013 and 2012 includes a loan to a related party of NIS 53.7 million and NIS 49.3 million, respectively. The loan is linked to the Israeli CPI, bears interest of 5% and matures in January 2015.

The fair value of loans receivables is usually identical or close to their carrying value.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 – LOANS RECEIVABLE (continued):

The long term loans are receivable in the years subsequent to the statement of financial position date as follows:

	December 31
	2012	2013
	NIS in thousands
Second year	4,740	44,259
Third year	43,020	4,686
Fourth year	4,224	4,109
Fifth year	3,794	3,852
Sixth year and afterwards	20,247	13,018
Without stated maturity date	127,481	97,002
	203,506	166,926

NOTE 19 – OTHER LONG TERM RECEIVABLES

	December 31
	2012	2013
	NIS in thousands
Conditional grants to owners of fuel stations (1)	20,352	17,013
Prepaid rent (2)	9,726	11,279
Others	3,173	4,321
	33,251	32,612

(1)	Includes mainly conditional grants the Company paid to the owners of land in connection with the construction of filling stations. The amounts will become grants after the end of the commitment period or during the period if the filling station owners meet their undertakings to operate the stations during the agreement period.

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

(2)	The prepaid rent in respect of the fueling and commercial sites is amortized over the term of the lease. As of December 31, 2013 the remaining term of the leases is between 3 and 13 years.

NOTE 20 – OTHER ACCOUNT PAYABLES AND ACCRUED EXPENSES:

	December 31
	2012	2013
	NIS in thousands
Payroll and related expenses and other employee benefits	150,356	153,227
Government authorities	122,685	152,743
Liability in respect of gift certificates	145,011	175,265
Accrued expenses	123,059	108,992
Other	87,804	47,031
Total	628,915	637,258

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 – LOANS FROM BANKS AND OTHERS, DEBENTURES AND CONVERTIBLE DEBENTURES

Composition

	December 31
	2012	2013
	NIS in thousands

Loans from banks and others (1)	2,511,543	2,354,472
Debentures (2)	2,575,859	2,788,867
Convertible debentures (2)	119,560	91,201
	5,206,962	5,234,540

(1) Loans from banks and others:

	December 31
	2012	2013
	NIS in thousands
Current liabilities:
Bank overdrafts (note 9)	4,934	12,605
Loans from banks and others	1,036,755	696,804
Commercial paper *	87,837	120,403
Current maturities of non-current loans	247,581	251,089
	1,377,107	1,080,901
Non-current liabilities:
Loans from banks and others **	1,134,436	1,273,571
	2,511,543	2,354,472

*	On August 23, 2012 the Company issued commercial paper to institutional investors in an amount of NIS 80 million for a period of five years. The commercial paper bears a variable annual interest and is repayable every three months at the demand of the holders. Until December 31, 2013 the Company redeemed approximately NIS 5 million. On June 17, 2013 the Company issued commercial paper to institutional investors in an amount of NIS 45 million for a period of five years. The commercial paper bears a variable annual interest and is repayable every three months at the demand of the holders.

**	Including a loan of NIS 9,250 thousand from the controlling shareholder due in 2015. The loan is unlinked and bears interest of 1.25% as of December 31, 2013.

Regarding financing agreements and term with banks and others, see note 34.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 – LOANS FROM BANKS AND OTHERS, DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

Composition and details of liabilities based on interest rates and linkage terms

	December 31
	Weighted average interest rate (a)	2012	2013
	%	NIS in thousands

NIS - linked to the Israeli CPI and bears a fixed annual interest rate	3.51%	669,258	607,586
NIS - linked to the Israeli CPI and bears a variable annual interest rate	4.80%	211,218	197,513
NIS - Unlinked and bearing a fixed annual interest rate	7.47%	86,804	38,054
NIS - Unlinked and bearing a variable annual interest rate	3.68%	1,544,263	1,511,319
		2,511,543	2,354,472

(a)	Weighted average interest rate, as of December 31, 2013. See also d. below.
(b)	The long-term loans net of current maturities are repayable in the years subsequent to the statement of financial position date as follows.

	December 31
	2012	2013
	NIS in thousands
Second year	203,426	343,638
Third year	164,410	198,595
Fourth year	135,776	220,325
Fifth year and afterwards	630,824	511,013
	1,134,436	1,273,571

(c)	The carrying amounts and fair value of the non-current loans are as follows:

	December 31
	2012	2013	2012	2013
	NIS in thousands
	Carrying amount		Fair value (*)
Bank and other loans	1,382,017	1,524,660	1,372,624	1,528,587

(*) The fair values of long-term loans are based on cash flows discounted using a rate based on the capitalization rate of 2.9% (2012: 4.2%).

The carrying amounts of short-term loans approximate their fair value.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 – LOANS FROM BANKS AND OTHERS, DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

(d)	Financial covenants

Blue Square has a loan with total of approximately NIS 159 million as at December 31, 2013, regarding which Blue Square has undertaken to meet certain financial covenants. As of December 31, 2013, Blue Square met the above mentioned covenants.

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

As of March 18, 2014, the debentures were reduced from A2 to A3 stable by the rating agency Midroog.

BSRE has a loan with a total balance of NIS 197.5 million, whereby BSRE has undertaken to meet certain financial covenants. As of December 31, 2013, BSRE met the above mentioned covenants.

BSRE has a loan with total of approximately NIS 125 million as at December 31, 2013, with a group of institutional companies to finance the building of the addition to the Hadar Mall regarding which BSRE has undertaken to meet certain financial covenants. As of December 31, 2013, BSRE met the above mentioned covenants.

Dor Alon's subsidiaries have loans with a total balance of NIS 94.1 million as at December 31, 2013 (2012 - NIS 103.6 million) for which they have undertaken to meet certain covenants. As at December 31, 2013 Dor Alon's subsidiaries met the covenants.

Bee Group has short and long term loans with a total of NIS 140 million as of December 31, 2013, pursuant to which Bee Group has undertaken to meet certain financial covenants. These financial covenants include a limitation on the distribution of dividends to Blue Square.

The financial covenants in the subsidiaries' loan agreements do not restrict the subsidiaries from transferring funds to Blue Square in the form of cash dividends, loans or advances, except for Bee Group, which is restricted from transferring funds to the Company in the form of dividends. As of December 31, 2013, Bee Group did not have any earnings to distribute as a dividend.

As of December 31, 2013 Bee Group and the rest of its subsidiaries did not meet the financial covenants in respect of part of its loans amounting to NIS 70 million (out of which NIS 50 million are presented among non-current liabilities). Waivers were granted by the bank lenders, during the fourth quarter, in respect of these balances.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 – LOANS FROM BANKS AND OTHERS, DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

(2) Debentures and convertible debentures

		Weighted Average interest rates at	December 31
		December 31, 2013	2012	2013
Debentures	Ref		NIS in thousands
Blue Square:
Alon Blue Square (Series A)	d(1)(a)	5.90%	161,527	82,386
Alon Blue Square (Series C)	d(1)(c)	2.50%	110,176	240,065
			271,703	322,451
Blue Square Real Estate:
Marketable debentures-Blue Square Real Estate (Series B)	d(2)(b)	4.70%	897,661	686,038
Marketable debentures-Blue Square Real Estate (Series C)	d(2)(c)	4.20%	267,011	247,948
Marketable debentures-Blue Square Real Estate (Series D)	d(2)(d)	4.50%	444,017	750,457
Marketable debentures-Blue Square Real Estate (Series E)	d(2)(e)	3.30%	-	121,605
			1,608,689	1,806,048
Dor Alon Energy:
Marketable debentures-Dor Alon Energy (Series B)	d(3)(a)	5.00%	212,692	144,574
Marketable debentures-Dor Alon Energy (Series C)	d(3)(b)	4.10%	79,395	80,602
Marketable debentures-Dor Alon Energy (Series D)	d(3)(c)	6.65%	304,634	324,949
Debentures of Dorgas Batuchot ltd.	d(3)(d)	4.95%	60,213	53,288
Dor Debentures	d(3)(e)	6.45%	69,714	67,253
Total			726,648	670,666
			2,607,040	2,799,165
Less- amount of discount (net of accumulated amortization)			(31,181)	(10,298)
			2,575,859	2,788,867
Less-current maturities			(527,030)	(580,639)
			2,048,829	2,208,228

Convertible debentures
Blue Square Real Estate (Series A)	d(2)(a)	6.25%	116,633	89,146
Conversion component at fair value	a)		74	121
Premium (net of amortization)			2,853	1,934
Total			119,560	91,201
Less-current maturities			(29,158)	(29,715)
			90,402	61,486

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 – LOANS FROM BANKS AND OTHERS, DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

a)	Conversion component of convertible debentures

The conversion component of the BSRE convertible debentures is calculated based on a binomial model with using the following assumptions:

	December 31
	2012	2013
Discount rate	0.06%	(0.17%)
Share price (NIS)	81	129
Standard deviation of the share price	32.50%	26.72%

b)	Repayment dates of debentures and convertible debentures (excluding discount or premium):

	December 31
	2012	2013
	NIS in thousands
First year - current maturities	548,757	604,835
Second year	542,354	522,794
Third year	461,734	450,785
Fourth year	390,989	333,696
Fifth year and afterwards	779,837	976,201
Total	2,723,671	2,888,311

c)	The carrying amounts and fair value of the debentures and the convertible debentures are as follows:

	December 31
	2012	2013	2012	2013
	NIS in thousands
	Carrying amount		Fair value*
Debentures	2,575,859	2,788,867	2,766,664	2,995,762
Convertible debentures	119,560	91,201	127,600	98,325
Total	2,695,419	2,880,068	2,894,264	3,094,087

*	The fair values of debentures and convertible debentures, both marketable and not marketable, are based on market prices and cash flows discounted using a rate based on the capitalization rate of between 0.38% and 5.5%.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 – LOANS FROM BANKS AND OTHERS, DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

d)	Debentures and convertible debentures – additional details

1)	Blue Square

In August 2003, the Company issued NIS 400 million par value debentures to institutional investors in consideration for their par value, of which NIS 200 million par value debentures (Series A) as follows and NIS 200 million par value convertible debentures (Series B) which were fully repaid or converted by 2011 (see note 25).

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

Other terms:

i)	The terms of the debentures (Series A) provide that in the event that the shares of the Company are delisted from trading on the TASE, and/or in the event that the shares of the Company are no longer held by the public and/or in the event that Standard & Poor's Maalot ("S&PMaalot") reduces the Company’s rating to BBB or lower, then within three months from one of the above mentioned events the Company, subject to the then prevailing law, will offer to acquire the debentures at a price equivalent to the price of debentures of the same type reflecting a return of 2.5% in excess of the return on Government debentures with an average life similar to the remaining average life of the debentures of that series as of the date of the offer, but in no event will the price exceed the carrying value of the debentures of that series.

ii)	On April 26, 2010 Standard & Poors Maalot entered the rating for the debentures of the Company and BSRE of ilA+ into Credit Watch with negative outlook, due to the Wholesale Market transaction of BSRE. On October 26, 2010, Standard & Poors Maalot reduced the rating for the Company's debentures from ilA+ to ilA-. Also, on this date, the Company and BSRE announced they would terminate their rating agreements with Standard & Poors Maalot. From that date, Midroog (a subsidiary of Moody's) will be the rating agency that will continue to rate the Company's and BSRE's debentures.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 – LOANS FROM BANKS AND OTHERS, DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

(b)	On November 9, 2010, following the filing of a Shelf Offering Report, the Company completed its public tender of Series C par value NIS 100 million CPI linked debentures bearing annual fixed interest of 2.5% payable in two semi-annual payments on May 4 and November 4 in each of the years 2011 to 2022. The principal will be repaid in 12 equal payments on November 4 of each of the years 2011 to 2022 (inclusive). The debentures were issued at a discount of 3.2% and for a consideration of NIS 96.8 million.

On April 11, 2012, Series C was expanded by a private offering of NIS 35 million par value of debentures Series C to institutional investors for 89.5% of their par value, reflecting a return of 5.7%. On July 10, 2013, Series C was expanded by a private offering of NIS 100 million par value of debentures Series C to institutional investors for 99.3% of their par value, reflecting a return of 3.9%. On November 15, 2013, series C was expanded by a private offering of NIS 62 million par value of debentures to institutional investors for 103% of their par value, reflecting a return of 3.3%.

Subsequent to December 31, 2013 the debentures series was expanded by a private offering of NIS 150 million par value of debentures (Series C) to institutional investors for 101.3% of their par value, reflecting a return of 3.8%.

As of December 31, 2013 the Company's subsidiaries hold NIS 32.2 million of Series C of the Company.

Other terms:

As of March 18, 2014, Midroog announced the update of the rating on debentures (series A and C) issued by the Company to A3 with a stable outlook.

2)	BSRE

a)	BSRE (Series A)

100 million registered convertible debentures (Series A) of NIS 1 par value each.

These debentures are to be redeemed in four equal annual installments on August 31 of each year in the period from 2013 through 2016. The Series A debentures are linked (principal and interest) to the CPI and bear interest at an annual rate of 6.25%, which is payable every six months, on February 28 and August 31 of each year from 2007 until the final redemption of the debentures. The Series A debentures are convertible into registered BSRE ordinary shares of NIS 1 par value at any time through August 16, 2016, except during the periods from August 17 through August 31 in each of the years between 2013-2015 (inclusive). The conversion rate for these debentures as at December 31, 2013 was NIS 233.23 par value of debentures per share.

The annual effective interest rate on the debentures, taking into account the issuance expenses as above, is 5.4%.

ALON BLUE SQUARE ISRAEL LTD.

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

As of December 31, 2013 companies in the group hold NIS 4.8 million of Series B of BSRE.

c)	BSRE (Series C)

On October 18, 2009, BSRE issued to the public Series C debentures in the total amount of NIS 300,000 thousand; the debentures were issued through a tender under a shelf prospectus of the company dated May 20, 2009.

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

As of December 31, 2013 companies in the group hold NIS 4.6 million of Series C of BSRE.

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

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 – LOANS FROM BANKS AND OTHERS, DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

On January 4, 2012, the debentures were expanded by a private offering of NIS 150 million par value of debentures (Series D) to institutional investors for 98.5% of their par value, reflecting a return of 5.8%. On August 28, 2012, the debentures series was expanded by a private offering of NIS 49 million par value of debentures (Series D) to an institutional investor for 98.0% of their par value, reflecting a return of 6.0% and on November 19, 2012, the debentures series was expanded by a private offering of NIS 110 million par value of debentures (Series D) to an institutional investor for 107.0% of their par value, reflecting a return of 4.8%. On May 20, 2013 the debentures series of BSRE (Series D) was expanded by a private offering of NIS 76 million par value of debentures (Series D) to institutional investors for 117.9% of their par value, reflecting a return of 2.8%. On July 11, 2013 the debentures series of BSRE (Series D) was expanded by a private offering and public offering of NIS 167 million par value of debentures (Series D) to institutional investors and the public for 117.2% of their par value, reflecting a return of 2.6%. On August 7, 2013, the debentures series of BSRE (Series D) was expanded by a public offering of NIS 33 million par value of debentures (Series D) for 117.8% of their par value, reflecting a return of 2.7%.

The annual effective interest rate payable on Series D debentures, taking into account the issuance expenses as above is 4.3%.

The terms of the debentures determine that in case Midroog Ltd. or another rating agency were to reduce BSRE's rating to A3 the annual interest rate will increase by 0.35%. In case BSRE's rating was to be reduced further then the annual interest rate will increase by 0.35% multiplied by the number of notches that the Company's rating is reduced below A3.

e)	BSRE (Series E)

On October 30, 2013, BSRE issued by a public offering new debentures series (Series E) of NIS 121.7 million par value for their par value of NIS 120 million (net of issuance expenses), reflecting a return of 3.5%. The debentures are payable in six annual installments effective from 2018, where the first four installments will represent 7.5% of the par value of the debentures and the last two installments will represent 35% of the par value of the debentures. The debentures are linked (principal and interest) to the CPI and bear annual interest of 3.3% payable in semi-annual payments on May 31 and November 30 effective from May 2014. The debentures are listed for trade and were rated by Midroog with the rating of A1 with a stable outlook.

According to the deed of trust, BSRE committed to comply with certain financial covenants.

BSRE has committed not to create a current charge on its entire assets in favor of any third party to secure any debt or liability unless a consent of the debentures holders (Series E) is obtained or provided that a current charge on its entire assets is created also in favor of the debentures holders (Series E) at the same ranking.

f)	As at December 31, 2013 BSRE's (Series A, B, C, D and E) debentures were rated by Midroog at A1 with a stable outlook.

On February 18, 2014, Midroog announced that it includes the rating of BSRE debentures to credit review with negative implications.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 – LOANS FROM BANKS AND OTHERS, DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

3)	Dor Alon

a)	Dor Alon (Series B)

In accordance with a prospectus dated May 29, 2005, these debentures with a par value of NIS 585,220 thousand are linked (principal and interest) to the Israeli CPI. The interest of 5% per annum is repayable in semi-annual installments on May 31 and November 30 until May 2015. The principal balance at December 31, 2013 was NIS 144,644 thousand, which is redeemed at annual payments on May 31 over two years, with NIS 72,322 thousand each year.

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

During 2013 the debentures series was expanded by a private offering of NIS 21 million par value of debentures (Series C) to institutional investors for 97.95% of their par value, reflecting a return of 5.3%.

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

During 2013 the debentures series was expanded by a private offering of NIS 129 million par value of debentures (Series D) for 103.8% of their par value, reflecting a return of 5.2%.

The principal is repayable in equal semi-annual payments on June 1 and December 1 from 2014 to 2016, with NIS 108,475 thousand each year.

The annual effective interest rate payable on Series D debentures, taking into account the issuance expenses as above is 6.6%.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 – LOANS FROM BANKS AND OTHERS, DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

Series B, C and D of Dor Alon debentures are not secured. As at January, 2014 the debentures are rated as A2 in the surveillance list with stable outlook.

d)	Dorgas Batuchot Ltd.

These debentures with a par value at the date of issue of NIS 96,000 thousand are linked (principal and interest) to the Israeli CPI. The debentures bear a fixed rate of annual interest of 4.95%. The principal balance at December 31, 2013 was NIS 53,288 thousand, which is repayable over the first six years at rate of NIS 8,074 thousand per annum with NIS 4,844 thousand in the seventh year. As at December 31, 2013 these debentures are rated Aa2.

e)	Dor Debentures

These debentures (Series 1 and Series 2) with a par value at the date of issue of NIS 75 million were issued to institutional investors. The principal balance at December 31, 2013 was NIS 67,251 thousand. At December 31, 2013 the debentures are rated A2.

e) Covenants for debentures and convertible debentures

1.	The debentures issued by Dor Debentures and Dorgas Batuchout include the requirement to meet certain covenants. As at December 31, 2013 the covenants for Dor Debentures (Series 2) and Dorgas Batuchot were met.

2.	As at December 31, 2013 Dor Debentures did not meet the covenants relating to the Series 1 debentures issued by Dor Debentures. At the request of the trustee, the Company provided a bank guarantee of NIS 6.6 million that was valid up to January 31, 2014 and was extended to July 2014 (see also note 35e below). Non-compliance with such covenants does not constitute grounds for immediate repayment.

NOTE 22 – OTHER LIABILITIES:

	December 31
	2012	2013
	NIS in thousands
Rental contracts and value of unfavorable terms of operating leases	130,122	112,547
Other	11,894	16,745
	142,016	129,292

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 – RETIREMENT BENEFIT OBLIGATIONS:

a.	Composition of the liability for defined benefit plans:

	December 31
	2012	2013
	NIS in thousands
Statement of financial position obligations for:
Present value of funded obligation	451,064	489,953
Provision in respect of unutilized sick leave	43,046	44,323
	494,110	534,276
Fair value of the plan assets	424,653	462,972

Total present value of the obligation, net	69,457	71,304

b.	Changes in the liability for defined benefit plans:

	2012	2013
	NIS in thousands
Liability in respect of defined benefit plans at January 1	451,211	494,110
Benefits paid	(54,978)	(37,740)
Current service costs	48,752	45,748
Actuarial losses	30,634	12,247	*
Interest costs	19,186	19,911
Allocated to liabilities of disposal groups classified as held for sale	(695)	-
Liability in respect of defined benefit plans at December 31	494,110	534,276

*Actuarial losses in 2013, include experience adjustments of NIS 9 million.

c.	Changes in plans assets:

	2012	2013
	NIS in thousands
Fair value of plan assets at January 1	391,107	424,653
Employer contributions paid into the plan	35,636	38,856
Return on plan assets, excluding amounts included in interest income	24,131	6,249
Benefits paid	(44,514)	(26,375)
Interest income on plan assets	19,129	20,388
Other adjustments	(310)	(799)
Allocated to assets of disposal groups classified as held for sale	(526)	-
Fair value of plan assets at December 31	424,653	462,972

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 – RETIREMENT BENEFIT OBLIGATIONS (continued):

The actual return (loss) on plan assets was NIS 26,637 thousands (2012 – NIS 43,261 thousands, 2011 NIS (6,301) thousands).

Expected contributions to post- employment benefit plans for the year ending December 31, 2014 are approximately NIS 48,037 thousands.

The accumulated remeasurement component gains (losses) that were recognized in the OCI, net of taxes, as of December 31, 2013, 2012, 2011 and 2010 is NIS (27,170) thousands, NIS (22,966) thousands, NIS (17,945) thousands and NIS (10,253) thousands, respectively.

d.	Expense recognized in the income statements in respect of defined benefit plans:

	Year ended December 31
	2011	2012	2013
	NIS in thousands
Current services costs	42,567	48,752	45,748
Interest cost	21,766	19,186	19,911
Interest income on plan assets	(19,902)	(19,129)	(20,388)
Other adjustments	32	310	799
	44,463	49,119	46,070

The expense recognized in the income statements for defined contribution plans was NIS 8,978 thousands in 2013, NIS 9,067 thousand in 2012 and NIS 7,706 thousands in 2011.

e.	The expenses were included in the following income statements items:

	Year ended December 31
	2011	2012	2013
	NIS in thousands
Selling, general and administrative expenses	42,599	49,062	46,547
Financial (income) expenses	1,864	57	(477)
	44,463	49,119	46,070

The principal actuarial assumptions used were as follows:

	December 31
	2012	2013
	%
Discount rate	3.4-4.4	2.6-4.4
Inflation rate	2.6	2.6
Future salary increases	1-7.7	1-4
Rates of employee turnover*	1-80	1-54

* A change of 5% in the rates of employee turnover will result in an increase of NIS 17 million in actuarial gains recorded in the OCI.

Assumptions regarding future mortality rates are based on actuarial advice in accordance with published statistics and past experience in Israel. Mortality rates are based on the pension circular 2013-3-1 of the Ministry of Finance.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24 – PROVISION FOR OTHER LIABILITIES AND CHARGES:

	Real estate related disputes (1)	Legal claims	Total
	NIS in thousands
At January 1, 2012	19,170	56,819	75,989
Charged (credited) to the income statements:
Provisions made during the year	-	7,689	7,689
Unwind of discount	-	1,630	1,630
Provisions reversed during the year	(350)	(9,423)	(9,773)
Provisions used during the year	-	(14,957)	(14,957)
At December 31, 2012	18,820	41,758	60,578
Charged (credited) to the income statements:
Provisions made during the year	-	14,691	14,691
Unwind of discount	-	611	611
Provisions reversed during the year	-	(6,929)	(6,929)
Provisions used during the year	-	(9,761)	(9,761)
At December 31, 2013	18,820	40,370	59,190

(1)	Provisions relating to disagreements with respect to lease fees required for assets where the lease term has ended, disagreements with respect to balances due to constructors or as to whether conditions for payment were met, and for development and construction levies that are under negotiation with the authorities (see also note 33).

NOTE 25 – EQUITY

Number of
Shares issued
At January 1, 2011	65,990,879
Change during 2011:
Exercise of options	143,582
Issuance of shares upon conversion of convertible debentures	27,399
At December 31, 2011	66,161,860
At December 31, 2012	66,161,860
At December 31, 2013	66,161,860

The total authorized number of ordinary shares as of December 31, 2013 and 2012 is 100 million shares with a par value of NIS 1 per share. All issued shares are fully paid.

In July 1996, the Company completed a global offering of 6,900,000 American Depositary Shares (ADS), with each ADS representing one Ordinary share, at a price per share of $11. In addition, in June 1999, 1,500,000 ADSs were issued upon the exercise of stock options.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 – EQUITY (continued):

The ADSs are traded on the New York Stock Exchange (NYSE). The ADSs represent 3% of the outstanding Ordinary Shares of the Company as of December 31, 2013. As of December 31, 2013 the shares are quoted at $4.21 per ADS.

Commencing November 2000, the Company’s shares have also been listed for trade on the Tel Aviv Stock Exchange. As of December 31, 2013 the shares are quoted at NIS 14.60 per ordinary share.

During 2011, convertible debentures of the Company with par value of NIS 167 thousands and were converted into 27,399 ordinary shares.

On October 3, 2010 in consideration for the acquisition of Dor Alon the Company issued 20,327,710 ordinary shares.

During the year ended December 31, 2011 the Company purchased 117,545 treasury shares at a total cost of NIS 4 million, relating to shares acquired by executives upon their exercise of vested options granted to them under the company's 2008 share option plan.

The total number of treasury shares held by the Company at December 31, 2013 and 2012 is 207,433 shares.

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

Following are details of options granted under the plan during the reported periods:

Grant date	Options granted	Exercise price at grant date (NIS)	Share price at grant date (NIS)	Average fair value (NIS)*
2008	5,027,500	36.15-39.06	36.15-46.0	6.09
2009	235,000	34.42-37.33	23.74-33.85	6.57
2010	294,000	47.7	45.35	11.55
2011	290,000	36.51	31.64	9.02

* The fair value of the options was computed using the Black & Scholes option-pricing model using the following assumptions:

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 – EQUITY (continued):

Grant date	Expected dividend yield (%)	Expected volatility (%)	Risk free interest rate (%)	Expected term until exercise (years)
2008	6.4-7.5	28-30	4.5-5.1	2.5-3.5
2009	6.5	43.45	2.3-3.0	2.5-3.5
2010	4.0	43	2.9	2.1-3.5
2011	4.0	38	3.8	2.5-3.5

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

Compensation expense (income) included in the consolidated income statements in respect of the Company's options plan, amounts to NIS 6.5 million, NIS 3.2 million and NIS (0.5) million for the years 2010, 2011 and 2012, respectively.

Average exercise prices are as follows:

	Average exercise price per share * (NIS)	Number of options (thousands)
At January 1, 2011	30.71	1,866
Granted	36.51	290
Exercised	27.64	(751)
Forfeited	29.80	(701)
At December 31, 2011	36.13	704
Expired	35.60	(293)
Forfeited	36.08	(315)
At December 31, 2012	37.90	96
Expired	40.98	(70)
Forfeited	29.76	(26)
At December 31, 2013	-	-
Options that can be exercised at December 31, 2013	-	-

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 – EQUITY (continued):

Share options outstanding at the end of the year have the following expiry date and exercise prices:

	Number of options (thousands)	Range of exercise prices (NIS)*	Average of expiry date (years)

December 31, 2012	96	29.76 - 40.98	0.3
December 31, 2013	-	-	-

*	After adjusting the option exercise price at the rate of 50% of cash dividends distributed.

Share options plans in subsidiaries

a.	In August 2008, BSRE's Board of Directors resolved to adopt a share options plan for executives of BSRE. The total number of shares reserved for issuance under the plan is 250,000 shares.

Under the plan, the options to executives can be exercised in the period of 6 months from the end of the vesting period. Any option not exercised by this date will expire. The options will be entitled to exercise at the end of the following vesting periods: 66.7% at the end of two years from the date of grant and the remaining 33.3% at the end of three years from the date of grant.

In August 2008, BSRE granted 125,000 options to BSRE's Chief Executive Officer, during 2010-2012 all options were exercised.

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

As of December 31, 2013, no options above were granted under this plan.

b.	Dividends per share

On December 29, 2011, the Company paid dividends per share of NIS 1.13.

Regarding capital risk management, see also note 3.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26 – OTHER RESERVES:

	Available for sale investments	Currency translation differences	Transactions with non- controlling interests	Asset revaluation	Total
At January 1, 2011	(577)	(5,019)	(6,943)	-	(12,539)
Change in other reserves:
Available for sale investments	(1,082)	-	-	-	(1,082)
Transactions with non-controlling interests	-	-	(1,320)	-	(1,320)
Currency translation differences	-	5,269	-	-	5,269
At December 31, 2011	(1,659)	250	(8,263)	-	(9,672)
Change in other reserves:
Available for sale investments	11,555	-	-	-	11,555
Transactions with non- controlling interests	-	-	(607)	-	(607)
Currency translation differences	-	(1,693)	-	-	(1,693)
Asset revaluation reserve	-	-	-	9,662	9,662
At December 31, 2012	9,896	(1,443)	(8,870)	9,662	9,245
Change in other reserves:
Available for sale investments	8,796	-	-	-	8,796
Transactions with non- controlling interests	(137)	153	20,836	(427)	20,425
Currency translation differences	-	(4,946)	-	-	(4,946)
Asset revaluation reserve	-	-	-	1,055	1,055
At December 31, 2013	18,555	(6,236)	11,966	10,290	34,575

NOTE 27 – EXPENSES BY NATURE:

	Year ended December 31
	2011	2012	2013
	NIS in thousands
Change in inventories	3,706	(11,960)	53,821
Net purchases	9,297,171	9,778,192	9,039,671
Wages salaries and related expenses	1,037,180	1,042,787	1,048,284
Depreciation, amortization and impairment charges	273,746	278,514	269,141
Transportation and storage expenses	139,232	116,514	111,685
Advertising costs	89,409	90,475	* 71,474
Rent and maintenance expenses	504,583	520,901	541,703
Other expenses	708,783	694,068	649,908

Total cost of sales, selling general and administrative expenses	12,053,810	12,509,491	11,785,687

* Net of a one-time legal claim for reimbursement and compensation of NIS 22 million received in the fourth quarter of 2013 for costs incurred by the Company in prior years.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28 – OTHER GAINS (LOSSES):

	Year ended December 31
	2011	2012	2013
	NIS in thousands
Other gains:
Gain from sale of property and equipment	1,637	10,317	244
Other	-	505	2,805
	1,637	10,822	3,049
Other losses:
Loss from sale of property and equipment and other assets	3,500	306	11,396
Impairment provisions of property and equipment and intangible assets	7,426	-	6,762
Reorganization costs	6,403	1,089	-
Other	1,200	5,149	6,409
	18,529	6,544	24,567

NOTE 29 – EMPLOYEE BENEFIT EXPENSES:

	Year ended December 31
	2011	2012	2013
	NIS in thousands
Wages, salaries, including social security costs	981,827	985,097	993,387
Share options granted to managers and employees	3,184	(493)	(151)
Post-employment benefits	52,169	58,183	55,048
	1,037,180	1,042,787	1,048,284
Number of positions at December 31, (100%)*	9,465	10,846	10,965

* In certain cases several employees share one 100% position, i.e., each employee works part time.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30 – FINANCE INCOME AND EXPENSES:

	Year ended December 31
	2011	2012	2013
	NIS in thousands
Income:
Interests:
Interest income on short-term bank deposits	1,693	2,487	4,512
Interest income from bank and others	26,708	30,694	27,033
Net gain from marketable securities available for sale	9,897	17,914	9,443
Net gain from financial instruments	11,983	30,431	32,300
Changes in fair value of derivatives:
Conversion component	4,804	-	-
Forward contracts on the Israeli CPI	-	1,476	4,880
Diners option	101,031	-	-
Embedded derivatives	451	-	-
	156,567	83,002	78,168

Expenses:
Interest and differences from linkage to the Israel CPI:
Bank borrowings	127,076	125,557	116,580
Debentures and convertible debentures	192,100	182,372	202,679
Bank commissions and others	19,877	24,283	20,630
Changes in fair value of derivatives:
Forward contracts on the Israeli CPI	9,569	3,824	2,116
Embedded derivatives	2,558	15	64
Net of capitalization of finance expenses	(22,687)	(11,121)	(9,885)
	328,493	324,930	332,184
Net finance cost	171,926	241,928	254,016

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 31 – TAXES ON INCOME:

a.	Corporate taxation of the Company:

Corporate taxation in Israel

1.	The Company and most of its subsidiaries are Israeli companies and act within the borders of Israel, hence, assessed for corporate tax in Israel.

2.	Commencing with tax year 2008, the results of operations for tax purposes of the Company and its subsidiaries are measured in nominal values. Through tax year 2007, the results of operations of the Company and its subsidiaries were measured having regard to the changes in the CPI in accordance with the Income Tax (Inflationary Adjustments) Law, 1985 (hereafter – the inflationary adjustments law).

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

On August 5, 2013 the Knesset passed the Law for Changes in National Priorities (Legislative Amendments for Achieving Budget Objectives in the Years 2013 and 2014) – 2013, by which, inter alia, the corporate tax rate would be raised by 1.5% to a rate of 26.5% as from 2014.

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

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 31 – TAXES ON INCOME (continued):

The deferred tax balances as at December 31, 2013 were calculated according to the new tax rates specified in the Law for Changes in National Priorities, at the tax rate expected to apply on the date of reversal. The effect of the change on the financial statements as at December 31, 2013, was not material.

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

Blue Square has received final tax assessments for tax years through 2008.

Some subsidiaries have received final assessments for tax years through 2008-2009. For some of the subsidiaries, no final tax assessments have been received since their inception.

c.	Effect of adoption of IFRS in Israel on tax liability

In the years 2007 to 2011 a Temporary Order was in affect (the meaning of the temporary order is that IFRS would actually not be applied upon computation of the income reported for tax purposes for the said tax years). The Company estimates that at this stage a new legislation shall not apply to tax years preceding 2014. The Company computed its taxable income for tax years 2007 to 2013 based on Israeli accounting standards applicable prior to adoption of IFRS in Israel, subject to certain adjustments.

d.	Losses for tax purposes, carried forward to future years

As of December 31, 2013 and 2012 the Company and subsidiaries have operating tax loss carry forwards of approximately NIS 637 million and NIS 470 million. The balance of carry forward losses, in respect of which deferred tax assets were not included, amounted to NIS 173 million and NIS 191 million. In addition, the Company and its subsidiaries have capital loss tax carry forwards of approximately NIS 7 million and NIS 20.4 million as of December 31, 2013 and 2012. The tax benefit in respect of capital tax loss carry forwards amounting to NIS 7 million has not been recorded due to uncertainty of their realization.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 31 – TAXES ON INCOME (continued):

e.	Taxes on income included in the income statements:

	Year ended December 31
	2011	2012	2013
	NIS in thousands
Current taxes:
Current tax on profits for the year	24,212	21,747	3,930
Adjustments in respect of prior years	501	(3,942)	(3,669)
Total current taxes	24,713	17,805	261
Deferred taxes	23,772	(20,668)	(12,928)
Income tax expense	48,485	(2,863)	(12,667)

f.	The income tax credited (charged) to OCI during the year is as follows:

	Year ended December 31
	2011	2012	2013
	NIS in thousands
Deferred tax:
Tax on actuarial loss on post employment benefits scheme	2,988	1,482	1,794
Tax on fair value adjustments of available-for-sale financial assets	(1,676)	(4,897)	(5,482)
Tax on asset revaluation reserve	-	(4,117)	(485)
	1,312	(7,532)	(4,173)

The other items transferred to other comprehensive income do not have a tax affect

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 31 – TAXES ON INCOME (continued):

g.	The tax on the Company's profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	Year ended December 31
	2011	2012	2013
	NIS in thousands
Profit (loss) before tax	150,807	41,970	(100,081)
Theoretical tax expenses (tax benefit) (24%, 25% and 25% respectively)	36,194	10,493	(25,020)
Tax effects of:
Realization of Diners option- see note 7	(33,731)	-	-
Change in future tax rate	34,398	-	367
Difference between the measurement basis of income for tax purposes and the measurement basis of income for book purposes, net	4,667	(3,718)	6,867
Expenses not deductible for tax purposes, net	3,222	1,211	2,316
Utilization of previously unrecognized tax losses	(1,137)	(4,624)	(2,002)
Tax losses for which no deferred income tax asset was recognized	11,993	18,515	14,780
Increase (decrease) in taxes resulting from computation of deferred taxes at a rate which is different from the theoretical rate	(4,821)	288	1,301
Non-taxable financial (income) expenses*	(1,422)	-	(149)
Tax impact relating to investments accounted for using the equity method results	(1,379)	(21,765)	(6,803)
Adjustment in respect of prior years	501	(3,942)	(3,669)
Other	-	681	(655)
Tax charge	48,485	(2,863)	(12,667)

* Mainly resulting from changes in value of conversion component in convertible debentures.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 31 – TAXES ON INCOME (continued):

h.	Deferred tax assets and liabilities, as presented in the statement of financial position are expected to be recovered or settled, as follows:

	December 31
	2012	2013
	NIS in thousands
Deferred tax assets:
Deferred tax asset to be recovered after more than 12 months	74,426	130,810
Deferred tax asset to be recovered within 12 months	40,379	36,566
	114,805	167,376
Deferred tax liabilities:
Deferred tax liability to be recovered after more than 12 months	(132,511)	(174,722)
Deferred tax liability to be recovered within 12 months	(7,376)	(8,981)
	(139,887)	(183,703)
Deferred tax liabilities, net	(25,082)	(16,327)

The deferred taxes are computed at the tax rates of 26.5%. (2012: - 25%). For changes in tax rate enacted during 2013 – see also note 31a.

i.	The movement in the net deferred income tax accounts is as follows:

	Year ended December 31
	2012	2013
	NIS in thousands
Balance at January 1	(33,218)	(25,082)
Statement of income charge:
Tax charged to tax expenses	20,668	12,928
Tax charged to discontinued operation	(5,000)	-
Tax charged directly to other comprehensive income	(7,532)	(4,173)
Balance at December 31	(25,082)	(16,327)

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 31 – TAXES ON INCOME (continued):

j.	The movement in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred tax liabilities	Investment property and depreciable property and equipment	Intangible assets and other	Total
	NIS in thousands
Balance at January 1, 2012	(88,624)	(37,802)	(126,426)

Charged (credited) to the income statements	(7,081)	(7,250)	(14,331)
Charged directly to OCI	(4,117)	(4,897)	(9,014)
Balance at December 31, 2012	(99,822)	(49,949)	(149,771)

Credited to the income statements	(24,795)	(11,998)	(36,793)
Charged directly to OCI	(485)	(5,482)	(5,967)
Balance at December 31, 2013	(125,102)	(67,429)	(192,531)

Deferred tax assets	Provisions for employee rights	Carry forwards tax losses	Derivative instruments	Provision for impairment of trade receivables	Total
Balance at January 1, 2012	33,324	44,505	3,431	11,948	93,208

Charged (credited) to tax expenses in the income statements	5,681	28,650	(2,208)	2,876	34,999
Credited to discontinued operations in the income statements	(19)	(3,354)	-	(1,627)	(5,000)
Charged directly to OCI	1,482	-	-	-	1,482
Balance at December 31, 2012	40,468	69,801	1,223	13,197	124,689

Charged (credited) to tax expenses in the income statements	707	53,212	(1,430)	(2,768)	49,721
Charged directly to OCI	1,794	-	-	-	1,794
Balance at December 31, 2013	42,969	123,013	(207)	10,429	176,204

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 32 – EARNINGS PER SHARE:

a.	Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year, (see note 25).

	Year ended December 31,
	2011	2012	2013
Profit attributable to equity holders of the Company (NIS in thousands) from continuing operations	78,122	4,561	(115,701)
Loss attributable to equity holders of the Company (NIS in thousands) from discontinued operations	(18,609)	(22,468)	(29,994)
Net profit (loss) attributable to equity holders of the Company (NIS in thousands)	59,513	(17,907)	(145,695)
Weighted average number of ordinary shares in issue	65,939,848	65,954,427	65,954,427

b.	Diluted

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

	Year ended December 31,
	2011*	2012	2013
	NIS in thousands
Profit (loss) attributable to equity holders of the Company	59,513	(17,907)	(145,695)
Gain from conversion feature and Interest expense on convertible debt (net of tax)	(7,150)	-	-
Profit (loss) used to determine diluted earnings per share	52,363	(17,907)	(145,695)

	Number of shares
Weighted average number of ordinary shares in issue adjustments for:	65,939,848	65,954,427	65,954,427
Assumed conversion of convertible debt	227,259	-	-
Weighted average number of ordinary shares for diluted earnings per share	66,167,107	65,954,427	65,954,427
Options which were not included in the computation diluted earnings per share due to anti-dilutive effect	704,663	97,164	-

In addition there are convertible debentures in Company's subsidiary BSRE that had no dilutive effect on the Company's earnings per share.

*The effect of potential ordinary shares was not taken into account in 2011 because it had anti-dilutive effect

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 33 – CONTINGENCIES:

In the ordinary course of business, the Company is involved in various lawsuits against it. The costs that may result from these lawsuits are only accrued for when it is more likely than not that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, while events that occur in the course of the litigation may require a reassessment of this risk. The Company’s assessment of risk is based both on the advice of its legal counsels and on the Company's estimate of the probable settlements amounts that are expected to be incurred, if such settlements will be agreed by both parties. The provision recorded in the consolidated financial statements in respect of all lawsuits against the Company amounted to NIS 43.2 million (see also note 24 regarding provisions).

Described hereunder are the outstanding lawsuits against the Company, classified into groups with similar characteristic. The amounts presented below are calculated based on the claims amounts as of the date of their submission to the Company.

a.	Customer claims

In the ordinary course of business, lawsuits have been filed against the Company by its customers. These are mostly requests for approval of class action lawsuits, particularly concerning allegations of illegal collection of funds, unlawful conduct or breach of license, or a breach of agreements with customers, causing monetary and non-monetary damage to them.

Described hereunder are the outstanding consumer purported class actions with respect to lawsuits with a total claim amount of NIS 1,862 million or which have not been quantified, broken down by the amount claimed, as of the date of approval of these financial statements:

	Total claims amount (NIS in millions)	Number of claims
Up to NIS 50 million	334	19
NIS 51-100 million	147	2
NIS 101-200 million	619	4
Above NIS 201 million	762	2
Unquantified claims	-	3
Total	1,862	30

Against the Company and other defendants together	1,836	5

In September 2013, the court approved a settlement agreement that was reached by the parties in a mediation process. According to the settlement agreement, the Company undertook to replace purchase vouchers that have expired since September 2004 with new vouchers. In the opinion of the Company and its advisors, the provisions included in the Company's financial statements are sufficient to cover the potential liabilities.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 33 – CONTINGENCIES (continued):

b.	Employees, subcontractors, suppliers, authorities and other claims

Tax and local authorities:

In January 2012 the Company received a demand from the National Insurance for additional payments, related to certain benefits granted to employees in the Company’s branches in the amount of NIS 27.5 million for the years 2001-2004. The Company's appeal was rejected by the National Insurance. In August 2013 the Company filed an appeal to the Labor Court. In December 2013, the Company received a demand from the National Insurance for additional payments with respect to years 2005 – 2006 in the sum of approximately NIS 2 million, and in January 2014 the company filed an appeal with regard to this demand.

In the opinion of the Company, based on the opinion of its legal advisers, the chances that the Company's position will be accepted are higher than them of being rejected. Accordingly, the Company did not make any provision in its financial statements for the years 2001-2006.

Business licenses and permits

The Company’s operations in Israel require permits from several authorities, including the Health Ministry and the Police and Fire Departments. In the event that the Company is unable to obtain or maintain the required permits, it may be required to close the affected stores or departments or take other action. However, the Company does not anticipate that not obtaining the necessary permits will have a material effect on its business. The Company and some of its directors and managers are indicted in connection with business licenses and planning and building regarding the Company's stores. As of the date of this Report, there are pending indictments and provisional closure orders against some of the Company's stores or departments. The Company estimates that these matters will not have a material adverse effect on the Company's operations.

Contingencies related to Mega

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

In September 2013 the court gave its judgment, according to which, Mega paid the plaintiff approximately NIS 3 million. Both sided have filed an appeal to the Supreme Court.

Restricted practices

In August 2006, the Restrictive Trade Practices Court approved a consent decree reached between the Commissioner of the Israeli Antitrust Authority, or the Commissioner, and certain specific food suppliers. The consent decree stipulates various prohibitions, conditions and restrictions that would apply to certain practices of these suppliers. The consent decree addresses the following practices: arrangement by which suppliers influence the number or identity of competing suppliers; acquisition of shelf and off-shelf display space; category management; the use of suppliers’ representatives to physically arrange the shelves in the chains’ stores; discounts and rebates in exchange for meeting sales targets; arrangements that determine a supplier’s market share; and exclusivity in sales and price dictation by suppliers. The Company is not a party to the consent decree; however, it could nevertheless have an effect on the practices of the Company’s suppliers and indirectly on the Company.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 33 – CONTINGENCIES (continued):

Mega is now self-arranging all of its product categories other than “van sale” products (such as ice cream, newspapers and bread products). The Commissioner has committed not to take any enforcement action with respect to the arrangement of “van sale” products until the end of 2014. Self-arrangement has required the employment by the Company of many new employees, increasing our employment costs. This may materially adversely affect the Company’s profits unless the Company is able to pass these costs to suppliers. The Company is in the process of negotiating and entering into arrangements with several of our suppliers in order to share these costs with such suppliers.

NOTE 34 – COMMITMENTS:

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

Future minimum payments under non-cancelable operating leases for the years subsequent to the statement of position dates are as follows:

	December 31
	2012	2013
	NIS in thousands
First year	354,004	353,078
Second year	314,346	318,205
Third year	286,458	282,410
Fourth year	251,677	250,775
Fifth year	221,514	207,100
Sixth year and thereafter	951,951	622,176
	2,379,950	2,033,744

b.	Capital commitments

Capital expenditure contracted for at the statement of financial position date but not yet incurred is as follows:

	December 31,
	2012	2013
	NIS in thousands
Property and equipment	8,261	36,905
Investment property and real estate	164,694	34,905

In addition commitment to investments of jointly controlled entities and associates amounted to NIS 143 million (2012 - NIS 221 million).

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 34 – COMMITMENTS (continued):

c.	Wholesale market

1.	Real estate rights and acquisition agreements

During June 2010 two 50%:50% joint ventures between BSRE and Gindi Investments (hereafter – the purchasers) entered into agreements to purchase land lease rights in part of the wholesale market area in Tel Aviv for a period ending on August 31, 2099. The rights are for the development, construction and marketing of a project including apartment buildings complex, areas for commercial use and areas for multi-purpose use. The rights for the apartment building complex were acquired by City Core Tel Aviv Ltd. ("the Residence Company") and the rights for the commercial and multi-purpose use were acquired by City Mall Tel Aviv Ltd. ("the Mall Company"). The land rights were acquired for a basic total consideration of NIS 950 million (100%) linked to the CPI together with the obligation to pay additional consideration in certain circumstances. As of December 31, 2013, the purchasers paid the full consideration in the amount of NIS 989 million before VAT (BSRE's share in these payment amounts to NIS 495 million).

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

On June 26, 2013, Tel Aviv Lev Towers Ltd. (the residence company) a company held 49.5% by BSRE, and the Tel Aviv Mall Ltd. (the mall company) a company held 50% by BSRE, (the purchasers) entered into financing agreement with banks according to which the banks will extend financing and credit facilities to the residence company in a total scope of up to NIS 2 billion mainly for granting guarantees under the sale law to the apartment purchasers and financing and credit lines of up to NIS 450 million to the mall company for completing the construction of the mall basements and foundation. The credit lines are to be paid on March 31, 2016 (the final payment date) and will bear an annual interest of Prime + 2%.

The mall company may repay the entire credit by an early payment subject to the conditions stated in the financing agreement.

Under the agreement with the banks grounds for immediate payment were determined. As of December 31, 2013, BSRE met the conditions.

To secure the liability of the residence company, BSRE provided a constant guarantee of NIS 25 million. To secure the liability of the mall company, BSRE provided a constant guarantee of NIS 50 million. In addition, the purchasers committed that the surplus accumulated in the residential project after the full credit repayment, will serve as collateral to repay the credit of the mall company.

The financing agreement further contains a number of conditions for the entry of the agreement into effect, among others, recording mortgage, liens and a warning note in favor of the banks.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 34 – COMMITMENTS (continued):

On August 8, 2013, the financing agreements came into force and effect.

As of December 31, 2013, the mall company and the residence company used NIS 334.4 million out of the credit line for repaying loans taken from a bank, which is one of financing parties under the agreement.

3.	Principles agreement with Gindi.

In April 2010 BSRE and Gindi signed an agreement of principles which, inter alia, determined the following:

a.	BSRE shall extend 60% of the amounts required to make the first payment and 60% of any additional amount required to promote the project until the second payment is made and which may not be available under the bank credit line. As of December 31, 2013 balance stands at NIS 76.9 million and is presented under the item of long term loans granted.

b.	Gindi will provide management services, including selling and marketing, to the project in return for a management fee of 16% of the profit from the project, calculated as determined in the agreement. As an advance for the management fee above, an amount of NIS 15 million will be paid over five years from the date of the acquisition agreement subject to the bank's approval.

4.	Sale agreements with apartment purchasers

As of the reporting date, the residence company entered into commitment for 677 sale agreements (from 722 in the entire project) with a scope of NIS 1,641 million (including VAT) and received advances of NIS 962 million (including VAT).

5.	Building permit

As of the reporting date, a building permit to construct the mall, commercial spaces and the sport center was received.

d.	On May 13, 2012, BSRE signed a memorandum of understanding with a third party (the lessee), pursuant to which the Company agreed to erect a 23,000 square-meter office building on a part of real property it owns in Ra'anana and also to construct a 3,500 square-meter basement (the structure), both of which will be leased to the lessee for 10 years with a renewal option for an additional 5 years. The rental fees in this period shall increase by 7.5%. BSRE has undertaken to erect a surrounding structure at estimated cost of NIS 200 million and to perform all of the finishing work, as far as requested by the lessee, which is estimated at a cost NIS 75 million. BSRE will be entitled to receive from the lessee a payment equal to 7.5% of the cost of the finishing work in addition to monthly rental fees if BSRE will perform the finishing work.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 34 – COMMITMENTS (continued):

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

As of the report date, and according to the request of the tenant to reduce the leased spaces and BSRE's participation in the completion work of the building, the estimated monthly rental fees for the first lease period are NIS 1.8 million (BSRE's share NIS 892 thousand). VAT will be added to all of the amounts as required by law and will be linked to the CPI of December 2011.

e.	Commitment for establishing a power plant:

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

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 34 – COMMITMENTS (continued):

f.	On December 9, 2012, the Corporation entered into an agreement to purchase natural gas from the partners in Tamar partnership (the partnership agreement) for the purpose of operating existing installations and a power plant, when established, the purpose of which, is to supply the energy needs of Sugat. Dor Alon's Board of Directors approved the transaction as an extraordinary transaction, in which the controlling shareholders may have a personal interest, pursuant to the Companies' Regulations (Relieves in Transactions with Interested Parties) – 2000. Pursuant to the agreement, Tamar partnership partners committed to supply the partnership with natural gas at a scope of up to 1.68 billion square meters according to the conditions set forth in the supply agreement. The term of agreement is 15 years or the end of consuming the contractual quantity, whichever is earlier, and is expected to commence during 2014.

g.	In July 2002, Dor Alon transferred its offices to a site close to Kibbutz Yakum. The lease agreement was signed for a period up to July 2013 and was extended during 2012 to July 2014 with the option for the extension of one year. The annual rental is NIS 2,622 thousand, linked to the December 2001 CPI.

h.	Dor Alon has agreements with the owners of land for the building and operation of 22 fueling stations and two agreements for the building of commercial centers. Dor Alon has undertaken to pay Alon Israel Oil Company Ltd. an amount equal to U.S. $250 thousand for each of the above agreements that is exercised. An agreement is considered exercised when the fueling station or commercial center has started providing services to the public. As of December 31, 2013, two commercial centers and two filling stations had started operation.

i.	In November 2013, Dor Alon entered into an agreement to purchase natural gas from the partners in Tamar partnership (the "agreement", the "sellers" and "Tamar partnership", respectively). The term of the agreement commenced in the fourth quarter of 2013 and will end at the end of 7 years or on the date Dor Alon will consume the overall contractual quantity, as defined below, whichever is earlier (the term of the agreement).

Pursuant to the agreement, the sellers committed to supply Dor Alon with a natural gas at a total scope of up to 0.36 BCM estimated at U.S. $85 million under the conditions set forth in the agreement. Dor Alon committed to Take or Pay for the annual quantity of gas at the scope and according to the mechanism set forth in the agreement. A condition precedent for the agreement to come into effect is obtaining an approval from the Antitrust Authority.

j.	As part of Dor Alon's formal negotiations with the Environment Ministry it suggested a multi-annual plan for identifying and rectifying pollution in filling station sites operated by Dor Alon and which were built after the Water Regulations came into force. Under the plan Dor Alon will perform the above plan over a period of 8 years. The said plan and any activity performed in the framework of this plan are considered to be of a positive nature by the Environment Ministry. Such positive actions may be taken into account when deciding whether to take Dor Alon and its officeholders to Court. In addition, Dor Alon and the Ministry reached an understanding on the installation of a system designed to prevent fuel fumes emissions (stage 2) in the fueling stations operated by Dor Alon. As part of the said understandings, Dor Alon would install such systems in sites that are located up to 40 meters from residential properties. During 2013 Dor Alon installed such systems in approximately 130 fueling stations that it operates, and during 2014-2015 it intends to install such systems in approximately 72 fueling stations. Dor Alon expects that its investment in the relevant equipment, in order to implement the provisions of the said Regulations, in 2014 will be approximately NIS 13 million. In addition, Dor Alon expects that it will be required to invest further amounts also in future years.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 35 – LIENS AND GUARANTEES:

LIENS:

BSRE

a.	As of December 31, 2013 there are charges on fourteen of properties transferred to BSRE by Mega for the purpose of securing the liabilities of the vendors of the above properties acquired by BSRE to third parties (mainly banks). The balance of loans as of December 31, 2013, for which the liens were placed amounted to approximately NIS 197.5 million.

In addition to the above, at the date of approval of these financial statements on two of the assets which were transferred as part of the split off from Alon Holdings in 2006, together with the foundation of BSRE, liens were placed to secure the liabilities to third parties (mainly banks) relating to these properties to Alon Blue Square.

Also, charges have been registered on five further properties from among the properties transferred. In the latter case, however, the Company has received ‘exclusion letters’ (hereinafter - the conditional ‘exclusion letters’) from the holders of the above charges. The Company has advised BSRE, that it has abided by, or will abide by, the terms of the conditional ‘exclusion letters,’ and that there is no significant impediment to the completion of their transfer to BSRE.

b.	On December 31, 2013 a BSRE subsidiary had a loan in an amount of NIS 69 million to finance the establishment of logistic center in Beer Tuvia. A first ranking lien on the property and the accompanying rights was registered in favor of the bank.

c.	As of December 31, 2013 there is a charge on one of the properties transferred from Mega to BSRE for the purpose of securing the liabilities of the vendors of the property acquired by Mega to the third parties. In addition, a charge has been registered on one further property transferred by Mega to BSRE in favor of a third party.

d.	To secure the repayment of the loans of the Residential Company and the Mall Company, the rights in the real estate were pledged in favor of the bank that extended the loans to the purchasers (see note 34.c.2).

e.	As a collateral to pay the loan to expand Hadar mall in Jerusalem (BSRE's share in the mall is 50%)(including the additional loan, if exercised) BSRE charged in favor of the lenders the entire rights in the real estate of the mall including related rights (such as the Company's rights in lease agreements signed and/or to be signed with tenants in the mall, placing charges on the Company's rights in insurance policies). In addition, BSRE placed charges in favor the lenders by floating charge on its rights in a designated account in which lease fees are to be deposited (the Company's share) and shall charge its shares in the management company of the mall (50%).

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 35 – LIENS AND GUARANTEES (continued):

f.	As security for the financing arrangement from a bank who provided a credit line of NIS 115 million for the development of the parking area in Giv'on, Tel Aviv Parking lots Ltd. (a 50% jointly controlled entity of BSRE) has registered a fixed and floating charges on all the assets and rights of the lender, including BSRE's shareholding in the lender. To secure the loan, a lien on the property and the accompanying rights will be registered in favor of the bank. Furthermore, BSRE will provide guarantees in an unlimited amount to the bank and up to 50% from the joint venture's liabilities. As of December 31, 2013 NIS 30 million from the credit line was used.

g.	As security for the financing arrangement from a bank who provided a credit line of NIS 90 million for the construction of a logistic center Eyal Baribua (a 50% jointly controlled entity of BSRE) has registered a fixed charge on the asset. As of December 31, 2013 NIS 76 million from the credit line was used.

Dor Alon

In order to secure the liabilities of Dor Alon and its subsidiaries to banks, the balance of which as of December 31, 2013 amounted to NIS 932 million, Dor Alon and its subsidiaries placed floating charges on all their assets, share capital and goodwill, excluding relating to the domestic sales of LPG. Some of the unlimited charges are in accordance with a development contract with the ILA. Liens were also placed on ownership rights in certain real estate assets and rights to receive funds and notes, insurance rights etc. in connection with these real estate assets. To secure the liabilities of other subsidiaries to commercial banks a fixed and a current charge were placed on the current assets, the fixed assets, the goodwill, the insurance rights, the receipts from credit card companies and share capital.

In addition, Dor Alon recorded a first degree pledge on the shares of 14 jointly controlled entities and all the accompanying rights, a first degree pledge on rights which were pledged to Dor Alon in connection with commercial centers and fuel services, including insurance rights and the right to receive funds from various debtors and shareholders of the proportionally consolidated entities.

BEE Group

The BEE Group and some of its subsidiaries (including NIS 46 million in Kfar) placed unlimited, fixed and floating charges and a first ranking lien on the warehouse and all its assets, property, book debts, rent, goodwill, profits, revenues, rights of ownership and other benefits in favor of banks to secure their liabilities to banks, amounting as of December 31, 2013 to NIS 186 million.

In order to secure the liabilities of Na’aman, Bee Group has undertaken not to pledge any of their assets and/or provide any kind of guarantee to a third party without prior approval of the banks.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 35 - LIENS AND GUARANTEES (continued):

GUARANTEES:

a.	Blue Square has provided bank guarantees for third parties such as service suppliers, for gift certificates and customers in an aggregate amount of approximately NIS 3.6 million.

b.	Mega has issued the following guarantees:

i.	Mega has provided bank guarantees for its subsidiary, Eden Teva Briut, in an aggregate amount of approximately NIS 100 million.
ii.	Mega provided a bank guarantee to a third party in an amount of approximately NIS 3.4 million.

c.	BSRE has issued the following guarantees:

i.	A guarantee for the liabilities of the purchasers to the sellers as part of the Wholesale market transaction. In addition, BSRE guaranteed the liabilities of the City Core Tel Aviv company and City Mall Tel Aviv company discussed in note 34c.
ii.	A guarantee for a bank loan to the logistic center company of NIS 69 million.

iii.	In the amount of NIS 4 million to the Tel-Aviv municipality and the building contractor for the Tel Aviv parking lots.
iv.	In an unlimited amount for its 50% share to a bank as part of the credit and loan agreement for Eyal Baribua Ltd, a jointly controlled company.

d.	Dor Alon provided guarantees in the amount of NIS 21.1 million in connection with tenders in which it participates as a bidder and in connection with legal proceedings to which it is a party.

e.	Dor Alon provided a guarantee of NIS 6.6 million to secure its debentures.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 36 – RELATED-PARTY DISCLOSURES

Key management personnel – includes the members of the board of directors and senior managers in the Company, and CEO's of Dor Alon, BSRE, Mega and BEE Group.

The principal related parties of the Company are: Alon Retail Ltd., Alon Israel Oil Company Ltd., Alon USA LP, Bielsol Investments (1987) Ltd., collective acquisition entities of kibbutzim in Israel that hold Alon Israel Oil Company Ltd, and other companies, whose interests are controlled by the Company's directors among others. In addition there are related parties who are not principal related parties by virtue on the Company's holding in jointly controlled entities or associates that are held at more than 25%.

a.	Transactions with related parties:

	Year ended December 31
	2012	2013
	NIS in thousands
Fuel sales to related parties(a)	204,592	200,068
Sales to joint control entities(a)	836,774	798,008
Rental income (b)	6,551	6,092
Management fees to parent company (c)	5,902	5,987
Directors' fees (d)	2,733	2,069
Legal consulting (e)	5,127	5,913
Purchases (f)	808,749	901,867
Discounts (g)	-	-

a.	Relate to transactions that are carried out in the normal course of business in accordance with regular market prices and credit. Includes sales of fuels of Dor Alon to joint control entities and sales of products of Mega to Joint control entities.

In January 2004 the shareholders of Blue Square approved an agreement according to which it provides joint control entities of Dor Alon purchasing and supply services for stores operated by them. In consideration for these services, the Company is entitled to payment equivalent to the cost of the services provided with the addition of a margin as stated in the agreement. In 2013 and 2012 the sales amounted to approximately NIS 60 million.

b.	Point Wells

During 2010, BSRE signed agreements with subsidiaries of Alon U.S.A, a related party, for the acquisition and development of a property in Point-Wells near Seattle, Washington, USA (presented as real estate inventories - see also note 14(2).). The property, which currently serves primarily as a plant for storage and distribution of fuel and oils of the related parties was acquired for U.S. $19.5 million.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 36 – RELATED-PARTY DISCLOSURES (continued):

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

The agreements provide for the lease of the property to the related parties for a period of up to 10 years. Rental income received by BSRE amounts to $1.7 million for the years 2013 and 2012, respectively.

c.	In December 2010, Alon and Dor Alon renewed the management services agreement ("Management Services Agreement"), effective from January 1, 2011, by which Alon provides the following services and rights to Dor Alon (the "Services"): (i) various management services, including those related to the chairman of the board and president of Dor Alon, day to day management of Dor Alon, strategy and business development, supplementary legal counsel, corporate secretary services provided by Alon's in-house counsel, and (ii) the right to use the "Alon" and "Alonit" brand names. As consideration for the Services, since 2011, the quarterly management fees paid by Dor Alon to Alon equal the aggregate of 3% of Dor Alon's EBITDA profits according to Dor Alon's quarterly consolidated financial statements, but not more than NIS 1,250 thousand on a quarterly basis, linked to the consumer price index. Alon received approximately NIS 6.0 million for the Services (2012 - NIS 5.9 million). On March 2014, the management services agreement was extended for an additional three year period with similar terms but not more than NIS 1,500 thousand on a quarterly basis, linked to the consumer price index published on February 2004.

d.	Commencing November 15, 2005, the Company's Chief Executive Officer, Mr. David Wiessman receives compensation for his services of NIS 49,000 per month plus reimbursement of actual expenses incurred in connection with his services to the Company. The compensation amount is linked to the Israeli CPI (base index – November 2005), and is updated every three months. Due to the recent amendment to the Israeli's Companies Law, this arrangement was re-approved by our audit committee, board of directors and shareholders meeting for additional three years commencing on February 2, 2012.

e.	Legal services

The Company receives legal services from S. Biran & Co. a related party of the Company.

f.	Goods purchase from related parties

Mega purchases goods from Tnuva. These arrangements are in the ordinary course of our business, and the terms and conditions of these arrangements are at "arm's-length". The Company purchases most of its dairy, fresh produce and poultry products from the Tnuva corporation, which holds a leading position in the domestic dairy and poultry markets. To our knowledge, some of the collective acquisition entities of kibbutzim in Israel that hold shares of Alon, our controlling shareholder, hold 21.5% of Tnuva.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 36 – RELATED-PARTY DISCLOSURES (continued):

g.	Discounts

On September 13, 2005, the Company’s general shareholders meeting approved a discount arrangement for some of the employees of the companies holding directly or indirectly in the Company’s shares (some of the employees of Alon Group) (hereinafter - “the entitled employees”).

The discounts to be given to the entitled employees will be identical to those given to the Company’s employees, which during 2013 were: 12% at the Mega In Town stores, 12% at Mega on-line, 6% at the Zol Beshefa stores and Mega Bool stores, 50% in Vardinon and 30% in Na'aman.

The discounts are limited to purchases in a total amount of NIS 8,500 a month.

Gift cards

The Company sells gift certificates for the par value in the certificate less a discount, according to commercial terms negotiated with the clients during the regular course of business.

Employment agreement with Ms. Moran Wiessman

Beginning in January 2009, Ms. Moran Wiessman has been employed by Alon's wholly-owned subsidiary Bee Group as the manager of the Bee Group internet sites. Ms. Wiessman is the daughter of Mr. David Wiessman, the Company's Chief Executive Officer. As of December 31, 2013, Ms. Wiessman receives a monthly salary of NIS 16,000, a cell phone at the expense of Bee Group, and Bee Group assigned a car to Ms. Wiessman as is customary in Bee Group for employees at the same level. In addition, Ms. Wiessman is entitled to standard social allocations by Bee Group (5% for provident fund, 8.33% for severance payments and 1% for disability insurance) and other social benefits that are standard for an employee in her position.

Salary increases or bonuses shall be granted as is customary in Bee Group based on the professional performance of Ms. Wiessman. Ms. Wiessman's monthly salary may be increased up to 20% annually. Bee Group management is entitled to grant Ms. Wiessman an annual bonus as is customary in Bee Group of only up to six monthly salaries a year. The grant requires the approval of the audit committee that will confirm that the bonus was given according to the grant's policy in Bee Group.

Acquisition of apartment

During the year 2010 the Company's Co-Chief Executive Officer acquired an apartment from a jointly controlled entity for NIS 2,330 thousand.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 36 – RELATED-PARTY DISCLOSURES (continued):

Purchase of natural gas

Regarding purchase of natural gas from a third party see note 34.i.

b.	Balances with related parties

Year-end balances arising from sales/purchases of goods/services:

	December 31,
	2012	2013
	NIS in thousands
Diners credit card customers	126,691	102,220
Other receivables	131,396	140,593
Loan to related party	49,325	53,745
Loans to investments accounted for using the equity method	75,169	76,880
	382,581	373,438
Trade payables	44,987	83,657
Other payables	20,573	23,324
Loan to parent Company	9,250	9,250
	74,810	116,231

The receivables from related parties arise mainly from sale transactions and are due two months after the date of the sales. The receivables are unsecured in nature and bear no interest. There are no provisions held against receivables from related parties.

As to a loan receivable from a related party, see note 18.

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

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 36 – RELATED-PARTY DISCLOSURES (continued):

d.	Dor Alon

1.	Pursuant to the agreement entered into in May 2005, and subsequently extended on January 6, 2011 until January 2016, Dor Alon may, from time to time, deposit funds with Alon and receive in return funds on ON CALL terms (on an on-demand basis). The amount of funds lent from each party to the other party may not exceed NIS 150 million at any time (linked to the prime rate less 1.25%). Against the deposits, the depositor is entitled to require the recipient party to provide her /or third parties bank guarantees or letters of credit. Each party is entitled to redeem or require redemption of the balance by giving notice of three banking business days. Either party may terminate the agreement by providing three-month prior written notice.

2.	As part of the transfer of assets and operations that took place in 2004, Alon undertook to indemnify Dor Alon for expenses Dor Alon may incur relating to the period through the date of transfer of the assets and Dor Alon undertook to indemnify Alon in case lawsuits would be brought against it in respect of expenses relating to the period subsequent to the transfer of assets to Dor Alon. Also, Dor Alon undertook to indemnify Alon in respect of the tax liability to which Alon would be subject if Dor Alon were to breach the provisions of Section 104A of the Income Tax Ordinance regarding the transferred assets. Alon has undertaken to indemnify Dor Alon in respect of any amount Dor Alon would be required to pay in connection with the period during which 21 employees of Alon that were transferred to Dor Alon as part of the transfer of operations were employed by Alon.

3.	For additional information regarding transactions with related parties see note 34.

Key management compensation

	Year ended December 31
	2011	2012	2013
	NIS in thousands
Salaries and other short-term employee benefits	16,760	17,047	14,433
Share-based payments	1,581	(663)	(168)
Total	18,341	16,384	14,265

NOTE 37 – EVENTS SUBSEQUENT TO DECEMBER 31, 2013:

a.	On January 27, 2014, BSRE completed the exchange of NIS 200 million par value of bonds (Series B) (recorded in the books at a liability value of NIS 238 million) pursuant to a partial exchange tender offer against an expansion of bonds (Series E) at a par value of NIS 265 million. The exchange had no effect on the statement of profit or loss.

b.	On February 23, 2014, an ordinary purchase offer of BSRE was completed for the purchase of 7.8% of its issued and outstanding share capital for NIS 160 million. The purchase offer was responded by 99.2% of BSRE shareholders including the Company. The Company's share in the purchase offer's consideration was NIS 120 million. The holding rate of the Company in BSRE, after the purchase offer, is 74.71%.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38 – IFRS11 Joint Arrangements:

The Company applied for the first time IFRS 11 at its effective date, January 1, 2013 retroactively effective on January 1, 2012 and that is under the relief stated in the transition principles of the standard. The statement of income statements for the year 2011 has not been restated as a result of the Company's decision to adopt the relief of IFRS11.

The Company reclassified share of profits in jointly controlled entities and associated which are integral to the Company's activity into the operating profit.

The effect of applying IFRS 11 on the Company’s financial statements is as follows:

The effect on the statement of financial position:

	December 31, 2012
	As previously reported	The effect of retrospective application	As reported after the application of the standard
	NIS in millions

Current assets	3,387	(53)	3,334
Non-current assets
Investments accounted for using equity method	349	577	926
Other non-current assets	5,757	(805)	4,952

Current liabilities	4,074	(80)	3,994
Non-current liabilities	3,813	(182)	3,631

Equity	1,606	(19)	1,587

	January 1, 2012
	As previously reported	The effect of retrospective application	As reported after the application of the standard
	NIS in millions

Current assets	3,157	(67)	3,090
Non-current assets
Investments accounted for using equity method	203	545	748
Other non-current assets	5,734	(733)	5,001

Current liabilities	3,651	(107)	3,544
Non-current liabilities	3,897	(148)	3,749

Equity	1,546	-	1,546

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38 – IFRS11 Joint Arrangements (continued):

Effect on the statement of income:

	Year ended December 31, 2012
	As previously reported	The effect of retrospective application	As reported after the application of the standard
	NIS in millions

Revenues, net	12,850	(165)	12,685
Gross profit	2,842	(90)	2,752
Operating profit before changes	184	(8)	176
Share of profit of investments accounted for using the equity method	-	87	87
Increase in fair value of investment property, net	107	(90)	17
Other gains, net	23	(19)	4
Operating profit after changes	314	(30)	284
Finance expenses, net	(246)	4	(242)
Tax benefit (taxes on income)	(16)	19	3
Share in gains of associates	12	(12)	-
Net income from continuing operation	64	(19)	45

The main decrease in the profit for the year ended December 31, 2012 derives from eliminating profit, resulting from loss of control in a jointly controlled entity in the amount of NIS 19.6 million as a result of applying IFRS 11.

The transition did not have any impact on the OCI for the period.

Effect on the statement of cash flows:

	Year ended December 31, 2012
	As previously reported	The effect of retrospective application	As reported after the application of the standard
	NIS in millions

Net cash provided by operating activity	299	203	502
Net cash used in investing activity	(573)	177	(396)
Net cash provided by financing activity	482	(381)	101
Increase in cash and cash equivalents	208	(1)	207
Balance of cash and cash equivalents at the beginning of the year	74	(22)	52
Balance of cash and cash equivalents at the end of the year	282	(23)	259

# # # # # #

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DETAILS OF PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATES AT DECEMBER 31, 2013

APPENDIX

Holding Company	Name of Company	Percentage of ownership and control by holding Company as of December 31, 2013
Alon Blue Square Israel Ltd.	Mega Retail Ltd.	100%	Subsidiary
	Blue Square Real Estate Ltd.	74.76%	Subsidiary
	BEE Group Ltd.	100%	Subsidiary
	Diners Club Israel Ltd.	36.75%	Associate
	Dor Alon Energy in Israel (1988) Ltd.	78.43%	Subsidiary
	Alon Cellular Ltd.	100%	Subsidiary
Mega Retail Ltd.	Eden Briut Teva Market Ltd.	51%	Subsidiary
	Doctor Baby Marketing Ltd.	100%	Subsidiary
	Loyalty plan-partnership "YOU"	75%	Partnership
	Radio Non-Stop Ltd.	33%	Associated Company
	Radio "Zafon" Ltd.	12%	Associated Company
Blue Square Real Estate Ltd.	Kenyon Hadar Management Company Ltd.	50%	Jointly Controlled Entity
	Hyper Lod Center Ltd.	100%	Subsidiary
	Gamda trade Ltd.	100%	Subsidiary
	Joint venture Blue Square - Hadar	50%	Jointly Controlled Entity
	Logistic Center Bee Square Real Estate Ltd.	100%	Subsidiary
	Izdarehet Investments Company Ltd.	50%	Jointly Controlled Entity
	City Core Tel Aviv Ltd.	49.5%	Associate
	City Mall Tel Aviv Ltd.	50%	Jointly Controlled Entity
	Tel Aviv Parking lots Ltd.	50%	Jointly Controlled Entity
	Einat real estate investment agriculture cooperative Ltd.	50%	Jointly Controlled Entity
	Eyal Baribua Ltd.	50%	Jointly Controlled Entity
	BSRE U.S.A Inc	100%	Subsidiary
	BSRE Point Wells Lp	99.9%	Partnership
Bee Group Ltd.	Na'aman Group Porcelain Ltd	77.51%	Subsidiary
	Kfar Hasha'ashuim Marketing Ltd.	90%	Subsidiary
Dor Alon Energy in Israel (1988) Ltd.	Dor Alon Gas Technologies Ltd.	100%	Subsidiary
	Dor Alon retail sites management LTD	100%	Subsidiary
	Alon fuel management and operation networks (1999) Ltd.	100%	Subsidiary
	Loyalty plan-partnership "YOU"	25%	Partnership
	Dor energy holdings (2004) ltd	100%	Subsidiary
	Diners Club Israel Ltd.	12.25%	Associate
	Mercury Aviation	31.25%	Associate

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ALON BLUE SQUARE ISRAEL LTD.

By:	/s/ David Wiessman
	Name:	David Wiessman
	Title:	Chief Executive Officer and Chief Operating Decision Maker

By:	/s/ Limor Ganot
	Name:	Limor Ganot
	Title:	Co-Chief Executive Officer

By:	/s/ Yehuda van der Walde
	Name:	Yehuda van der Walde
	Title:	Chief Financial Officer

Date: April 22, 2014

