Form 20-F
period 2014-12-31
Alon Blue Square Israel Ltd
filed 2015-04-30
CIK 1016837

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes ☐ No

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

Yes ☐ No ☒

INTRODUCTION

Unless otherwise indicated, as used in this Annual Report, (a) the term “Alon Blue Square” or the “Company” means Alon Blue Square Israel Ltd., (b) the terms “we,” “us” and “our,” mean Alon Blue Square and its consolidated subsidiaries, (c) “Mega Retail” means our wholly-owned subsidiary, Mega Retail Ltd., (d) “Dor Alon” means Dor Alon Energy In Israel (1988) Ltd., a corporation in which we held approximately 78.43% of the outstanding ordinary shares as of March 31, 2015, and the balance of whose shares are publicly held and traded on the Tel Aviv Stock Exchange, and its subsidiaries, (e) “Bee Group” means our wholly-owned subsidiary, Bee Group Retail Ltd., (f) “BSRE” means Blue Square Real Estate Ltd., a corporation of which we held 63.71% of the outstanding shares as of March 31, 2015, and the balance of whose shares are publicly held and traded on the Tel Aviv Stock Exchange, and its subsidiaries, (g) "Naaman" means Naaman Group (NV) Ltd., a corporation in which we held approximately 77.51% of the outstanding ordinary shares as of March 31, 2015, and the balance of whose shares are publicly held and traded on the Tel Aviv Stock Exchange, and its subsidiaries, and (h) "Diners Israel" means Diners Club Israel Ltd, a corporation in which we held 49% of the outstanding shares as of March 31, 2015.

We operate in four reporting segments. As of December 31, 2014, we were the largest retail company in Israel based on the number of stores. In our Supermarkets segment, operated mostly through Mega Retail, we are the second largest food retailer in the State of Israel. In our Fueling and Commercial Sites segment, operated through Dor Alon, we operate a chain of filling stations and convenience stores in different formats in Israel, and we are considered to be one of the four major gas companies in Israel. In our Houseware and Textile segment, operated through Bee Group, we sell “Non-Food” items in standalone retail outlets, in our supermarkets and via our wholesale channels. In our Real Estate segment, operated through BSRE, we own, lease and develop yield-generating commercial properties and projects. Activities that do not meet quantitative thresholds in order to constitute a separate segment consist of activities in issuing and aquiring credit cards transactions through our affiliate, Diners Club Israel Ltd., our activites in the cellular market via our mobile virtual network operator (MVNO) network in Israel through our wholly-owned subsidiary, Alon Cellular Ltd., activities in the baby products sector and operations of a logistic center in Beer Tuvia, which are all presented under Other Activities.

Please note that unless otherwise indicated, as used in this Annual Report, the term “owned” or “ownership” with respect to our supermarkets, Naaman outlets and filling stations means the ownership of the operations of our supermarkets, outlets and sites and not legal title to the real estate underlying our supermarkets, outlets and sites. In addition, unless otherwise indicated, data regarding Mega Retail's supermarket branches whose operations we resolved to cease are not separated from data regarding our supermarkets segment.

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

All references in this Annual Report to dollars or $ are to U.S. dollars and all references in this Annual Report to NIS are to New Israeli Shekels. Unless mentioned otherwise, all figures in U.S. dollars are based on the representative exchange rate between the NIS and the dollar as published by The Bank of Israel for December 31, 2014, which was NIS 3.889 per $1.00, except figures for the first quarter of 2015, which are based on the representative exchange rate between the NIS and the dollar as published by The Bank of Israel for March 31, 2015, which was NIS 3.978 per $1.00.

4

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Selected Financial Data.

We have derived the following selected consolidated financial data as of December 31, 2013 and 2014 and for each of the years ended December 31, 2012, 2013 and 2014 from our consolidated financial statements and notes included elsewhere in this Annual Report. We have derived the selected consolidated financial data as of December 31, 2010, 2011 and 2012 and for each of the years ended December 31, 2010 and 2011 from our audited consolidated financial statements not included in this Annual Report. We prepare our consolidated financial statements in conformity with IFRS. Effective January 1, 2013, the Company applies new IFRS 11 “Joint Arrangements” retrospectively, and jointly controlled entities are presented in the consolidated statements using the equity method. The Company provides the quantitative disclosures of the effect of the application of IFRS 11 only for the immediately preceding period (i.e., year ended December 31, 2012). The statements of operations for the years 2010 to 2011 have not been restated as a result of our decision to adopt the relief of IFRS 11. For further information, see note 38 in the financial statements of 2013. You should read the selected consolidated financial data together with the section of this Annual Report titled “Item 5. Operating and Financial Review and Prospects”, our consolidated financial statements included elsewhere in this Annual Report, the related notes, and the independent registered public accounting firm’s report.

	For the year ended December 31,
Statement of Income Data In accordance with IFRS:	2010	2011	2012	2013	2014(4)	2014
	NIS (in thousands, except per ordinary share or ADS data)					$(1)
Revenues	9,068,126	15,159,447	15,640,331	14,860,869	14,048,034	3,612,248
Less – government levies	723,709	2,813,671	2,955,154	2,974,529	2,987,077	768,084
Net revenues	8,344,417	12,345,776	12,685,177	11,886,340	11,060,957	2,844,164
Cost of sales	6,058,120	9,442,009	9,960,721	9,312,832	8,640,992	2,221,905

Gross profit	2,286,297	2,903,767	2,724,456	2,573,508	2,419,965	622,259

Selling, general and administrative expenses	2,042,655	2,611,801	2,548,770	2,472,855	2,459,701	632,477
Other gains	3,258	1,637	10,822	3,049	95,036	24,437
Other losses	(23,953)	(18,529)	(6,544)	(24,567)	(87,344)	(22,458)
Increases in fair value of investment property, net	32,917	41,913	16,874	47,589	50,258	12,923
Share in gains of associates	(518)	5,746	87,060	27,211	37,997	9,770
Operating profit	255,346	322,733	283,898	153,935	56,211	14,454
Finance income	85,620	156,567	83,002	78,168	61,791	15,889
Finance expenses	(232,940)	(328,493)	(324,930)	(332,184)	(273,043)	(70,209)
Finance expenses, net	(147,320)	(171,926)	(241,928)	(254,016)	(211,252)	(54,320)

Profit (loss) before taxes on income	108,026	150,807	41,970	(100,081)	(155,041)	(39,866)
Taxes on income (tax benefit)	38,591	48,485	(2,863)	(12,667)	219,855	56,531
Profit (loss) from continuing operations	69,435	102,322	44,833	(87,414)	(374,896)	(96,397)
Loss from discontinued operations	(6,826)	(18,609)	(22,468)	(29,994)	(3,065)	(789)
Net income (loss) for the year	62,609	83,713	22,365	(117,408)	(377,961)	(97,186)

Attributable to:
Equity holders of the Company	47,839	59,513	(17,907)	(145,695)	(431,778)	(111,026)
Non-controlling interests	14,770	24,200	40,272	28,287	53,817	13,840

Earnings (loss) per Ordinary share or ADS attributable to equity holders of the Company:
Basic
Continuing operations	1.10	1.18	0.07	(1.75)	(6.50)	(1.67)
Discontinued operations	(0.14)	(0.28)	(0.34)	(0.45)	(0.05)	(0.01)
	0.96	0.90	(0.27)	(2.20)	(6.55)	(1.68)
Diluted
Continuing operations	1.10	1.07	0.07	(1.75)	(6.50)	(1.67)
Discontinued operations	(0.14)	(0.28)	(0.34)	(0.45)	(0.05)	(0.01)
	0.96	0.79	(0.27)	(2.20)	(6.55)	(1.68)
Cash dividends declared per ordinary share or ADS(2)	14.01	1.13	-
Number of Ordinary Shares Outstanding at the end of each year: (3)	65,990,879	66,161,860	66,161,860	66,161,860	66,161,860	66,161,860

(1)	The translation of the NIS amounts into dollars has been made for the convenience of the reader at the representative exchange rate prevailing at December 31, 2014 (NIS 3.889 =$1.00), as published by The Bank of Israel. During 2014, the US dollar increased in value vis-à-vis the NIS by approximately 12.04%.
(2)	Including dividends paid of NIS 12.31 ($3.39) on October 18, 2010 after the issuance of 20,328 thousand shares as part of the acquisition of Dor Alon.
(3)	Does not include treasury shares.
(4)	The statement of income data for the year 2014 includes a provision for deferred tax liabilities in an amount of NIS 10 million subsequent to the decision of the Company to realize part of its holdings in a principal subsidiary.

	At December 31,
	2010	2011	2012*	2013	2014	2014
	NIS (in thousands)					$(1)
Balance Sheet Data:
In accordance with IFRS
Working capital (deficit)	58,387	(494,401)	(660,255)	(596,090)	(828,975)	(213,158)
Total assets	8,770,208	9,094,217	9,213,254	9,162,484	8,564,160	2,202,151
Short term credit from banks and others and current maturities of debentures	970,824	1,561,296	1,933,295	1,691,255	1,524,903	392,107
Long term debt, net of current maturities	3,900,036	3,657,957	3,415,683	3,672,577	3,563,611	916,331
Total equity	1,585,165	1,546,226	1,587,549	1,485,015	1,141,789	293,595

(1)	The translation of the NIS amounts into dollars has been made for the convenience of the reader at the representative exchange rate prevailing at December 31, 2014 (NIS 3.889= $1.00), as published by The Bank of Israel.

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors.

Our business, operating results and financial condition could be seriously harmed due to any of the following risks. If we do not successfully address any of the risks described below, our business, operating results and financial condition could be materially adversely affected, and the share and ADS price of Alon Blue Square may decline. We cannot assure you that we will successfully address any of these risks.

Risks Related To Our Business As A Whole

Mega Retail incurred significant losses in 2014. If Mega Retail continues to incur significant losses, it could have a material adverse impact on our liquidity.

Mega Retail incurred significant losses in 2014 in a highly competitive environment in a sector that has seen decreased consumer spending. The loss included a operating loss of Mega Retail and its subsidiaries of approximately NIS 277 million, or $71 million, in 2014 and the elimination of their deferred tax assets in the amount of NIS 132 million, or $34 million. These losses reduced our liquidity, were a factor in the reduction in Alon Blue Square's credit rating from A3 to Baa1 credit review and a factor in the reduction in the credit rating of Alon Blue Square's commercial paper, which required Alon Blue Square to redeem a portion of its commercial paper. Mega continued to incur losses in the first four months of 2015, and we expect Mega will continue to incur losses until it implements its plan to reduce operating costs and sell the operations of a portion of its stores. See "Item 5. Operating and Financial Review and Propects – General – Supermarket Segment."

If Mega Retail continues to incur significant losses, it may adversely affect Mega Retail's relations with its suppliers and other creditors, some of whom may change the terms of credit provided to Mega Retail, and limit Mega Retail's ability to carry out its business plans. Mega Retail will implement further cost reductions and sell stores in order to satisfy obligations that it is unable to pay in full as part of its plan to reduce losses. In addition, Alon Blue Square may be required to pay up to NIS 440 million, or $113 million, of Mega Retail's obligations, for which Alon Blue Square has provided guarantees to financial institutions, and Alon Blue Square may also be liable for various other undertakings of Mega Retail. Alon Blue Square has also committed to provide additional funding to support Mega Retail in an aggregate amount not to exceed NIS 240 million, or $62 million, to assist Mega Retail if peak temporary liquidity needs arise and if the disposal of the operations of stores is not effectuated in accordance with the schedule provided in Mega Retail's plan. Continued operating losses by Mega Retail could cause further reductions in the credit rating of Alon Blue Square and its commercial paper, requiring Alon Blue Square to redeem its commercial paper, repay bank loans and loans received from BSRE under the Deposit of Cash Balances Agreement, and impair Alon Blue Square's ability to raise additional funds on favorable terms, or at all. See "Item 3 Key Information – D. Risk Factors – Risks Related To Our Business As A Whole - A decrease in our credit rating may require us to repay some of our bank loans" below. Reduced liquidity at Mega Retail could also have a short term material adverse affect on the cash flow from lease payments received by BSRE because approximately 75% of the lease income of BSRE is generated from properties leased to Mega Retail in connection with the retail operation of our supermarkets. Due to the location and nature of the properties leased to BSRE, however, the Company believes that BSRE will not face difficulties in finding alternate tenants in the short term in the event Mega Retail decides to exit these properties. Any or all of the above may materially adversely affect Alon Blue Square's liquidity and affect its share price.

Economic conditions in Israel affect our financial performance.

The financial performance of each of our operating segments is dependent to a significant extent on the economy of Israel.

All of our supermarket sales are made in Israel, and we acquire a substantial majority of the goods that we sell from Israeli suppliers. During 2012 and 2013, Israel’s Gross Domestic Product rose by 3.4% and 3.3%, respectively. Reports of the Israeli Central Bureau of Statistics indicate that during 2014 Israel’s Gross Domestic Product rose by 2.8%. The year 2014 was characterized by a slowdown in the economic actitvity in Israel, and in particular a growth rate of 2.6% (as opposed to 3.2% in 2013) and a reduction of the consumer price index of 0.2% (as opposed to an increase in the consumer price index of 1.8% in 2013) and a slowdown in the consumer spending in the food industry in Israel. We believe that our customers continue to be cautious in their buying patterns and continue to choose to make their purchases at low-price and hard discount stores, which have a lower profit margin. The public’s continued awareness of the costs of food and certain other products continues to negatively impact the food retailing business in Israel. See “Item 3. Key Information – D. Risk Factors – Risks Related To Our Supermarkets – Enacting legislation, establishment of government committees and protests against high cost of living may adversely affect our business” below.

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

The financial performance of our Houseware and Textile segment is also dependent to a significant extent on the economy of Israel. Global economic instability and uncertainty affected our non-food and wholesale business in the past by causing a slowdown in the growth of private consumption, which affected the growth of our houseware, home textile, toys and leisure businesses. Economic instability, uncertainty or slow down could also affect the growth of our Houseware and Textile businesses in the future.

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

In response to increased public awareness of the high cost of living, the Knesset has raised the priority of reducing the cost of living in Israel and has began in the process of enacting legislation, including by way of establishment of government committees, in order to address this issue. These developments could materially adversely affect our ability to open new supermarkets and convenience stores and the profitability of our existing supermarkets and convenience stores. For additional information on this matter, see “Item 3. Key Information – D. Risk Factors – Risks Related To Our Supermarkets – The enactment of new laws and regulations, including the legislation in favor of “Promoting Competition in the Food Industry”, may materially adversely affect our sales and profits, including limiting our ability to purchase additional stores or obligate us to sell some of our stores.”

Inability to create synergies between our different businesses may adversely affect our operating results.

We currently operate five operating segments - supermarkets, fueling and commercial sites, houseware and textile, real estate and other. The diversion of management’s attention and any delays or difficulties encountered in connection with the realization of corporate synergies and operational improvements could have an adverse effect on our business, financial results, financial condition or share price. If we are not successful in creating synergies between our different operating segments our operating results may be adversely affected.

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

In October 2010, Bank Hapoalim loaned us an aggregate amount of NIS 200 million with an interest rate of 2.8% per year linked to the CPI. As of December 31, 2014, the balance of the loan was NIS 141.8 million (approximately US $36.5 million). A decrease in the credit rating to “Baa2” will cause an increase of 0.25% per year in the interest rate we pay under such loan. A decrease in the credit level rating under “Baa2” will provide the bank the right to an immediate repayment of the balance of the loan.

In addition, under our Deposit of Cash Balances Agreement with BSRE the amount of funds each party may lend to the other may not exceed NIS 150 million at any time, and if our Series C Debenture is lowered by more than three credit rating levels, the amount lent from each party to the other may not exceed NIS 50 million. In the event of a decrease in the credit level rating to “Baa2”, we may be required to immediately repay loans to BSRE.

The credit rating of our debentures is currently “Baa1/Neutral-Negative” by Midroog Ltd., an Israeli rating agency and 51% subsidiary of Moody’s (“Midroog”).

Deterioration in our debt rating may cause a breach in the financial covenants of certain debt instruments and make it more difficult to renew credit lines on similar terms, may affect our ability to raise funds and increase the cost of money. The investing policy of certain institutional investors determines in many cases, a rating threshold for their investments in various debt instruments and may affect the marketability of such debt instruments.

Alon is able to control the outcome of matters requiring shareholder approval.

As of March 31, 2015, Alon owned, directly and indirectly through Alon Retail Ltd., approximately 72.71%% of Alon Blue Square’s outstanding ordinary shares. So long as Alon, or any successor to its shareholdings in Alon Blue Square, continues to own beneficially more than 50% of our outstanding ordinary shares and voting power, it will be able to control the outcome of matters requiring shareholder approval that do not require a special majority, including the election of all Alon Blue Square directors, other than Alon Blue Square’s two external directors whose election, under the Israeli Companies Law, requires that a majority of the non-controlling shareholders who participate in the vote, vote for their appointment, or that the total number of shares of non-controlling shareholders that voted against their appointment does not exceed two percent of the aggregate voting rights in the Company.

Increase in employee minimum wage in Israel may adversely affect our operating results.

A substantial portion of our employees’ wages is adjusted upon changes to the minimum wage in Israel. Under Israeli law, the minimum wage, which is increased from time to time as a result of various economic parameters and updating of employee-union agreements, equals approximately 47.5% of the average wage for an employee in Israel, unless otherwise determined by government regulations. Following newly enacted legislation, as of April 1, 2015, the minimum wage was NIS 4,650 or approximately $1,195, with further increases planned until the end of 2017. In addition, collective bargaining agreements have imposed a higher minimum wage for certain industries, such as cleaning employees and security employees. A large part of our employees receive minimum wage such that corresponding increases in minimum wage in the future will increase our labor costs and thus may adversely affect our operating results.

We own a majority interest in our subsidiaries. As a majority shareholder, we owe fiduciary duties to the non-controlling shareholders of our subsidiaries and have to share dividends and distributions with these non-controlling shareholders.

In addition to our wholly owned subsidiaries, Mega Retail and Bee Group, our two main subsidiaries are BSRE, in which we owned a 63.71% interest as of March 31, 2015, and Dor Alon, in which we owned an approximately 78.43% interest as of March 31, 2015, both of which are traded on the Tel Aviv Stock Exchange.

Through our subsidiary, Bee Group, as of March 31, 2015, we held approximately 77.51% of the outstanding shares of Naaman, which is traded on the Tel Aviv Stock Exchange. In addition, as of March 31, 2015 through our subsidiary Mega Retail, we owned 51% of the outstanding shares of Eden Teva. The ordinary shares of Eden Teva that are not owned by us are held by private third parties (including the CEO of Eden Teva).

Mega Retail leases from BSRE the real estate underlying a substantial portion of the supermarkets that it owns. Substantially all the ordinary shares of BSRE that are not owned by Alon Blue Square are publicly held.

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

The majority of the real estate underlying the filling stations of Dor Alon, the Mega Retail supermarkets and the Naaman Group stores are leased from third parties with whom we have entered into agreements to rent such properties. Upon the expiration of such agreements, the owners of the stations, supermarkets and stores may not renew their agreements with Dor Alon, Mega Retail and Naaman Group and enter into agreements with other companies, or worsen the terms of the agreements, either of which would result in a loss of profits.

Increases in oil, electricity, raw material and product prices may affect our operating results.

The sharp fluctuation in oil prices in recent years has led to the fluctuation in our electricity prices and the price of raw materials used in the plastic packing industry. We cannot assure you that our suppliers will not raise prices in the future. Further increase in oil, raw material and product prices would impose significant expenses and costs on us, which could have an adverse effect on our operation results. During 2014, electricity prices were higher than those in 2013. Increases in oil, electricity, raw material and product prices may adversely affect our operating results.

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

In addition, BSRE, a 63.71% subsidiary of the Company, is exposed to modifications of the construction valuation index, which may affect constructions costs.

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

As of December 31, 2014, we held approximately NIS 301.4 million in Israeli corporate and government bonds with fixed interest rates, a portion of which are linked to the Israeli CPI. A decrease in the market value of these bonds or interest rates or a change in the status of the companies in whose bonds we have invested could lead to a material increase in our net financing expenses.

Fluctuations in the capital markets may affect our ability to raise funds in order to finance our operations, to refinance our debt and enter into additional operational fields.

We fund our operations from a variety of sources, including from operating activities and by raising capital from banks and the capital markets. We currently have issued debentures with an aggregate principal amount of NIS 2,509.7 million. From time to time, we refinance a portion of our debt and issue new debentures to fund new projects. Adverse change in capital market conditions, specifically in the demand for debentures and debentures yield, or new regulations in the capital market may adversely affect our ability to raise funds in order to finance our operations, refinance our debt or enter into additional operational fields, any of which may materially adversely affect our financial results and our ability to operate.

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

Any devaluation of the NIS against various non-Israeli currencies in which we or our suppliers pay for imported goods has the effect of increasing the selling price of those products which we sell in Israel in NIS and thereby our operating results. Dor Alon is exposed to fluctuations in the US dollar - NIS exchange rate due to credit that Dor Alon obtains from its suppliers (mostly from oil refineries in Israel which is linked to the US dollar). Depreciations of the NIS - US dollar exchange rate could materially adversely affect Dor Alon’s financial results. This devaluation would have a greater effect on our non-food retail and wholesale business because a higher proportion of the goods that we sell in our non-food retail stores are acquired from overseas suppliers. Any devaluation of the NIS would also cause an increase in our expenses as recorded in our NIS denominated financial results even though the expenses denominated in non-Israeli currencies would remain unchanged.

In addition, because our financial results are denominated in NIS and are translated into US dollars for the convenience of US investors, currency fluctuations of the NIS against the US dollar may impact our US dollar translated financial results.

Also see “Item 3. Key Information – D. Risk Factors – Risk Related To Our Business As A Whole – Increases in oil, electricity, raw material and product prices may affect our operating results.”

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

Additionally, we may be subject to breaches of cyber security which may cause interruptions in our service or allow unauthorized third parties to access our customers' personal data. In the event of such a cyber security breach, we may need to make a significant investment to fix or replace our IT systems, and we may face costly litigation, government investigations, government enforcement actions, fines and/or lawsuits. In addition, our brand and reputation, as well as our relationships with our customers, may be negatively impacted.

Political conditions in Israel affect our operations and may limit our ability to sell our products.

We and all of our subsidiaries are incorporated under Israeli law and our principal offices and operations are located in the State of Israel. Political, economic, security and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying, from time to time, in intensity and degree, has led to security and economic problems for Israel. For example, on July 8, 2014, the State of Israel launched an almost two month military operation in the Hamas-controlled Gaza strip. We could be adversely affected by hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners, a significant increase in inflation, or a significant downturn in the economic or financial condition of Israel.

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

We compete in the cellular business where competition is strong and where we compete in ongoing price wars to increase their market shares. The cellular services business in Israel is also characterized by high churn rates and low customer loyalty. We may not be able to successfully compete against our more experienced competitors in the cellular services market, particularly given the high penetration rate of the Israeli mobile telephone market. Our ability to remain competitive relies on our continued purchase of cellular services from our suppliers at attractive rates. These suppliers are the cellular companies which compete with us. During 2012, additional new operators began providing cellular services, further increasing competition in the Israeli cellular services market, reducing prices in the cellular services provided, and made it more difficult to reach profitability in our cellular services business.

In addition, the telecommunications market in Israel is complex and is highly regulated. Our cellular business is subject to regulations promulgated by the Israeli Ministry of Communications and the enforcement of such regulations which may affect the operating results of our cellular business. We may be required to devote substantial management attention and resources to develop the new business. Current and future regulations will limit the manner in which we may conduct our business and may increase our costs. We cannot guarantee if or when our cellular services business will be profitable.

We are exposed to, and currently are engaged in, a variety of legal proceedings, including class action lawsuits.

We sell goods to millions of consumers on a daily basis. As a result of the scope and magnitude of our operations we are subject to the risk of a large number of lawsuits, including class action suits by consumers and consumer organizations. These actions are costly to defend and could result in significant judgments against us. Recent years have been characterized by a substantial increase in the number of requests for certification of class actions filed and approved in Israel, including against us, and this trend is expected to continue. Currently, we are engaged in various material legal proceedings, many of which are for substantial amounts. Should these requests to certify lawsuits against us as class actions be approved and succeed, this may have a material adverse effect on our financial results. For a summary of legal proceedings against us, see “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Legal Proceedings.”

Risks Related To Our Supermarkets

We are engaged in a highly competitive business. If we are unable to compete effectively against major supermarkets, low-priced supermarkets and other competitors, our business will be materially adversely affected.

The food retailing industry in Israel is highly competitive and is characterized by high turnover and narrow operating margins. We compete with the other largest supermarket chain, Shufersal growing low-priced supermarket chains, such as Rami Levy Chain Stores Hashikma Marketing 2006 Ltd., or Rami Levy, Bitan Wines Ltd., or Bitan, Victory Supermarket Chain Ltd., or Victory, and Osher Ad - Food Warehouses, or Osher Ad, independent grocers, open-air markets, and other retailers selling supermarket goods. Competitive pressures increase as the supermarket sector in Israel approaches higher saturation levels and continue to increase as our competitors expand their operations. Because there are few barriers to entry, new companies continue to enter the market with hard discount formats throughout the country, increasing the available store space in an already saturated market.

We believe that an important factor in the purchase decisions of a large portion of the Israeli public is the price of the products it purchases. As a result, in recent years, we and our competitors have established and expanded low-price and hard discount store formats.

In addition, growing low-priced supermarket chains during recent years have continued to aggressively increase their market share and expand their presence in locations throughout Israel, often geographically beyond their original locations, increasing competition in an already difficult market, particularly in the hard discount format. Over the past two years, we sold 25 of our stores to third parties operating hard discount format supermarkets. We estimate that our market share of the total retail market of food, beverages and tobacco decreased to 10.2% in 2014 from 11.4% in 2013. The low barriers of entry, including the relatively low cost of establishing a new smaller supermarket chain, have contributed to the increase in the number and expansion of smaller supermarket chains in recent years. These smaller supermarket chains have been able to capture a significant part of the sales from the major chains in their areas by using lower cost non-unionized labor and having lower operating costs.

In addition, Fourth Chain Company Ltd., or Fourth Chain, consisting of a number of smaller supermarket chains which previously operated on a local geographic level, market a private label brand and jointly negotiate with suppliers, enabling these supermarket chains to sell lower priced products.

Mega Retail incurred significant losses in 2014, partially due to the competition in the food retailing business, which could have a material adverse on Mega Retail's liquidity. See “Item 3. Key Information – D. Risk Factors – Risks Related To Our Business As A Whole - Mega Retail incurred significant losses in 2014. If Mega Retail continues to incur significant losses, it could have a material adverse impact on our liquidity.”

If we are unable to maintain our current level of sales or if we lose market share to our competitors, our negotiating position with suppliers, which is based, in part, on our market share in the Israeli retail market, and our revenues may be adversely affected, with a corresponding impact on profitability. We cannot assure that we will be able to maintain our sales and market share.

The food retailing business in Israel has seen a decrease in consumer spending. If this market trend continues, our operating results will be adversely affected.

According to the Nielsen Company, or Nielsen, “Summary year 2014 in the consumption of goods market in Israel”, the quantity of food, beverages, home products and near food products purchased by consumers in Israel declined by 1.4% in 2014 as compared to 2013. We believe that the public's continued awareness of the costs of food and certain other products continues to negatively impact the food retailing business in Israel. If this trend of decreased consumer spending will continue, or operating results will be adversely affected.

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

In March 2014, the Knesset adopted new legislation in favor of “Promoting Competition in the Food Industry” (the “Food Law”). Among other things, the Food Law provides for a list of required actions and prohibited actions regarding the relationship between suppliers and retailers, imposes limitations on large retailers, and contains provisions intended to increase the transparency of prices. We have agreed upon new commercial terms with our suppliers which conform to the requirements of the Food Law. The purpose of the law is to promote and increase competition in the food and retail industry in order to reduce product prices. See “Item 4. Business Overview – Government Regulation – Legislation in favor of Promoting Competition in the Food Industry” for more information. The Food Law is already effective, excluding the transparency of prices aspect which becomes effective May 20, 2015.

The Food Law may affect our ability to purchase additional stores in specific areas or could obligate us to sell some of our stores, limits our flexibility in our dealings with our suppliers, and requires us to disclose our prices at all our stores, all of which may materially adversely affect our sales and profits. We cannot assure you that new laws and regulations will not be enacted in the future, which may materially adversely affect our sales and profits and limit our ability to conduct our business.

We are dependent to a significant extent on a limited number of key suppliers. If these suppliers raise prices or encounter difficulties in providing their products, our operating results will be adversely affected.

We purchase most of our dairy, fresh produce and poultry products from the Tnuva Corporation, which holds a leading position in the domestic dairy and poultry markets. To the best of the Company’s knowledge, some of the collective acquisition entities of Kibbutzim in Israel that hold shares in Alon, our controlling shareholder, also hold approximately 23% of Tnuva. In 2014, Tnuva’s products accounted for approximately 12.9% of all the products sold at our supermarkets. For more information on our arrangements with Tnuva, see “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions – Agreements between Alon and Alon Blue Square's Subsidiaries – Arrangements with Tnuva.” In addition, the Strauss group, an Israeli food manufacturer, accounted in 2014 for approximately 7.7% of all products sold at our supermarkets, and the Osem group accounted for approximately 6.9% of all products sold at our supermarkets in 2014. Due to our status as a leading food retailer in Israel which allows us to offer a wide assortment of products and promotions of these suppliers’ products on a national level, and the fact that we maintain a long-standing relationship with Tnuva, the Strauss group, Osem, Unilever, and Neto, we do not believe that there is a material risk of future discontinuance of the supply of products of these key suppliers. However, we do not have a written contract with Tnuva, Strauss group or Osem obligating them to supply products to us. The ten largest suppliers accounted for approximately 55.4% of our product sales in 2014. Due to the relatively large market share of these suppliers, we depend on them and on a number of other suppliers that supply brands characterized by high customer loyalty, such as the Central Company for the Manufacture of Soft Drinks Ltd., which is the exclusive franchisee of Coca Cola in Israel and which distributes, among other products, other popular soft drinks and milk products .Increases in prices by our suppliers are generally not offset, fully or as quickly, by increases in our selling prices and revenues because of competitive pressures. We cannot assure that, in the future, Tnuva, Strauss group, Osem or any of these other suppliers will not significantly raise the prices of the products they supply us in the future, or encounter difficulties in providing these products to us, in either of which cases our operating results might be adversely affected.

Our profit margin would be adversely affected if our ability to utilize our distribution centers were limited.

We have two distribution centers, one is in Kibbutz Eyal from which we distribute a large portion of the products we carry to our supermarkets, and one in Rishon Letzion from which we distribute fruits and vegetables. The products distributed by our distribution center to our supermarkets made up approximately 32% of our total purchases during 2014. Our inability to utilize the distribution centers for any reason may significantly impair our ability to distribute our products to our supermarkets and would adversely affect our sales and profit margin, and increase expenses.

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

The Israeli government is authorized to control the retail and wholesale prices of goods and services offered in Israel. The number of products subject to government-imposed price control increased in 2014, with the Israeli government considering adding additional items to the list of controlled products, such as fruits and vegetables, as well as products that are comparable to the products currently subject to price controls. In addition, during periods of high inflation in the past, more extensive price controls were imposed throughout Israel. We do not believe that current price controls have any material adverse effect on our business or operating results. However, any imposition of more extensive price controls in the future may have a material adverse effect on our operating results. We cannot assure you that broader price controls will not be imposed in the future.

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

The excise tax component of certain fuel prices such as diesel oil, kerosene and gasoline is significant. Excise tax is imposed directly on fuel companies at the time of sale of fuel to customers and is generally payable within 10 days after the sale, while the credit line provided by Dor Alon to its customers is significantly longer. As Dor Alon’s working capital requirements increase due to the increases in excise taxes, it will be required to procure additional credit facilities and incur additional financing expenses. Failure to obtain additional credit facilities would have a material adverse effect on the business, financial condition and results of our operations.

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

Competition in the Israeli energy industry is intense and has even increased in recent years. Dor Alon’s major competitors are large fuel companies in Israel and natural gas marketing companies: Paz Oil Company Ltd., or Paz, The Delek Israel Fuel Corporation Ltd., or Delek, and Sonol Israel Ltd., or Sonol, are Dor Alon’s competitors in the filling stations field of activity, and Paz, Delek, Sonol PazGas, AmisraGas, SuperGas and tens of additional small and medium size fuel marketing companies as well as small LPG companies, which are mostly local companies that operate in a limited geographic area, are Dor Alon’s competitors in the direct marketing field of activity. The principal competitive factors affecting the retail fuel and natural gas marketing business are location of filling stations, brand identity, product price, the variety of related services offered to customers, the level of service, financial strength allowing the establishment of new filling stations, procurement of petroleum products at competitive prices and the terms offered to fleet customers, real estate owners and/or owners of filling stations. In addition, Dor Alon faces competition from Oil Refineries Ltd., or ORL, following its privatization and increased competition from Paz which now owns one of the two oil refineries in Israel. Increases in competition may adversely affect our earnings and profitability.

If price control over diesel fuel and LPG is imposed, it may have a material adverse effect on Dor Alon’s results of operations.

On July 31, 2012, an amendment to the Price Control of Goods and Services Order (Application of the Law on Diesel Fuel for Transportation and Determining the Level of Control), 2012, was published, requiring a fueling company to annually report the profitability of diesel fuel sold at filling stations. In accordance with the amendment, the Company reports such data from time to time, pursuant to chapter VII of the Price Control of Goods and Services Law, 1996. Although Dor Alon estimates that the reporting requirements of the Order will not materially adversely affect Dor Alon’s results of operations, at this stage, we cannot evaluate the influence of additional requirements which may be imposed in the future, including price control, which may materially adversely affect our results of operations.

The LPG price for refineries is determined by the Fuel and Gas Administration at the end of each month for the following month. In May 2013, the Fuel and Gas Administration notified its intent to impose price controls for LPG sales to the private sector. In February 2015, new ordinances were published which would require Dor Alon to publish, on its website, a list of the average prices charged to its private customers. At this stage, we cannot evaluate the influence of price controls on LPG on our operation results.

Dor Alon is exposed to risks associated with the reduction of the marketing margin of petroleum products, which may influence the financial results of Dor Alon.

Dor Alon’s profitability is derived from the marketing margin of petroleum products, which is a fixed amount that is not affected by oil prices and is particularly low. Therefore, Dor Alon is exposed to risks arising from changes in the marketing margin of petroleum products which are under price control and petroleum products that are not under price control. A reduction of the marketing margin by the Israeli Ministry of National Infrastructure, Energy and Water Resources may adversely affect our financial results.

Dor Alon may incur costs to comply with petroleum and natural gas product and environmental regulatory controls related to its operating activities.

The sale and distribution of petroleum and natural gas products in Israel is subject to extensive regulation and supervision focused on preventing potential harm to the environment (principally water, air and soil contamination) and maintaining public safety. Petroleum and natural gas products are classified, under certain circumstances, as hazardous materials that are potentially contaminating. Therefore, handling and dealing with these products in Israel is subject to regulation and supervision. In recent years, enforcement of the laws in Israel concerning environmental issues has become more stringent. These developments will likely increase the costs required to construct and maintain our filling stations and private filling stations. If we do not comply with the abovementioned regulatory controls, we may be subject to litigation by regulatory authorities, third party claims, class action lawsuits and other litigation in addition to the risk of losing, conditioning or delaying the business permit of filling stations with environmental contamination. Furthermore, defending ourselves against regulatory violations alleged by regulatory authorities or consumers may in the future require substantial financial and management resources.

Dor Alon is exposed to customer credit risk that may increase with future increases in the price of petroleum products.

Currently, accepted practice in the fuel marketing industry in Israel is to grant customers (especially fleet customers and commercial customers) a credit line for the purchase of products for extended periods without any security interest. Beginning in 2012, Dor Alon reduced the credit line for its customers. During 2014, Dor Alon had an average of NIS 524 million in outstanding customer credit (27 credit days) in the Filling Stations and Convenience Stores operation, and an average of NIS 324 million in outstanding customer credit (85 credit days) in the Direct Marketing operation. As a result of customer credit, we are exposed to the risk of delayed collections and nonpayment of debt.

Increases in the price of petroleum products and in excise taxes as well as competition in the industry in which Dor Alon operates may lead to increases in the amount of credit granted to customers. This would lead to a potential increase in the exposure to credit risks and an increase in Dor Alon’s working capital requirements. This would require Dor Alon to obtain additional credit lines which may limit Dor Alon’s ability to conduct its business. A significant increase in the price of petroleum products and in excise taxes may materially adversely affect our ability to conduct its business.

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

In addition, the general security situation in Israel affects the incoming and outgoing tourist industry in Israel and the airlines’ volume of activity, which in turn affects our activities in supplying jet fuel to these airlines.

Risks Related To Our Houseware and Textile Segment

We are engaged in a highly competitive business. If we are unable to compete effectively against major non-food retailers and wholesalers, low-priced non-food retailers and wholesalers, and other competitors, our business will be materially adversely affected.

The merchandise we sell in our Houseware and Textile and wholesale business is varied, and we therefore compete in several different markets. Our “Naaman” and “Vardinon” stores compete in the houseware, home textile and accompanying accessories markets.

 In recent years, competition in the Houseware and Textile and wholesale industry has increased, primarily due to the entry of retail chains and stores from outside the food industry, and Office Depot, do-it-yourself chains such as Home Center and ACE (a franchisee of Ace Hardware), household stores, home textile stores, such as Golf & Co. Ltd., Fox Home and Kitan Textile Industries Ltd., houseware stores, electricity appliances stores, and also due to the expansion of the houseware and home textile departments in supermarkets, in the houseware industry. This competition affects the selling prices of our products and the level of our sales. Increased competition may adversely affect our level of sales and our profitability.

In addition, the barriers of entry are low in some of the markets in which our Houseware and Textile segment competes due to the price and availability of products from overseas suppliers, although the establishment of a network of stores throughout the country together with the required import and marketing of products requires a high level of investment. The entrance of new competitors may reduce our market share and may reduce the selling prices of our products and lead to a reduction in our profitability.

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

Our Houseware and Textile segment is dependent on Office Textile Ltd. which provides us with dyed and printed fabrics. Delay in supply of products from, or a deterioration in the terms of trade with, Office Textile may adversely affect our Houseware and Textile segment operation.

Disruptions of the Israeli ports may affect our ability to import products used in our Houseware and Textile business.

Our Houseware and Textile segment acquires most of its products from suppliers outside of Israel, and most of its products are imported via the sea. A prolonged general strike, shutdown or a disruption of any of the Israeli ports for an extended period of time, including as a result of a military conflict, would affect our ability to import such products or increase their prices. In addition, since the peak selling season of some of our Houseware and Textile stores is before or during the holidays, disruptions in the ports before or during such holiday seasons may adversely affect our sales and financial results.

Political and economic conditions in China may affect the operating results of our Houseware and Textile segment.

Most of our Houseware and Textile segment’s imports are from suppliers located in China. Because most of the products sold by our Houseware and Textile segment are manufactured in and imported from China, its activity may be affected by changes in the political and economic conditions in China. For instance, any material change in the NIS-US dollar or the NIS-Chinese Yuen currency exchange rates may increase our manufacturing costs and increase the price of those imported products from China.

Our imports from China are affected by costs and risks inherent in doing business in Chinese markets, including changes in regulatory requirements or tax laws, export restrictions, quotas, tariffs and other trade barriers, and the state of the economy.

Any of these risks could have a material adverse effect on our ability to deliver or receive houseware and textile products on a competitive and timely basis and on our sales and profitability.

Our Houseware and Textile segment profitability is significantly influenced by the cost of raw materials and cost of sales. Increase in these factors may adversely affect our operational results.

Our Houseware and Textile segment is exposed to fluctuations in the cost of raw materials used to manufacture our products, which affect the cost of our products. We monitor the price volatility and may speed up or delay orders in cases we identify trends of increases or decreases in the price of raw materials and products and adjust the sale price accordingly. Additionally, the cost of goods of our Houseware and Textile segment products is a fundamental component in the pricing of these products and the volume of sales and profit margins. Most of our Houseware and Textile segment products are imported (directly by us or by our suppliers). Cost of goods are affected or may be affected by changes in the rate of import tariffs, especially a change in import tariffs in the Far East, costs of raw materials, changes in shipping rates and changes in foreign currency exchange rates (mainly US dollar and Chinese currency). An increase in the price of raw materials or cost of goods may adversely affect our operational results.

Risks Related To Real Estate

Entrepreneurship in real estate and residential construction entails risks of not meeting the targets set forth in the original schedule and budget.

Entrepreneurship in real estate and residential construction entails risks of not meeting the targets set forth in the original timetable and budget, among others, due to lack of manpower in the construction industry, ongoing shortage of raw materials and/or increase in prices of raw material. Given that BSRE’s activities include the development of residential and commercial areas in the wholesale market project in Tel Aviv, this risk may materially adversely affect BSRE’s operational results. In the event BSRE is not able to meet the targets set forth in its original timetable and/or budget, BSRE may incur additional costs and/or it may be required to defer its recognition of revenues, any of which may have a material adverse effect on our financial results.

We are subject to risks regarding the ownership of real estate assets, including a slowdown in the Israeli yield-generating real estate market, which may adversely affect our business.

We own, through our subsidiaries, real-estate assets, most of which are currently used by our retail operation, and the remainder of which is leased to third parties or held for future development. These assets are subject to risks with regard to ownership of real-estate assets, including a slowdown in the Israeli yield-generating real estate market, evidenced by a decline in demand and surplus of supply of commercial properties, a reduction in the availability of credit sources, an increase in financing costs and/or stricter requirements by banks for providing such financing, which may have a material adverse effect on the real-estate markets, occupancy rates, rental fees and revenues from third parties and on the value of the assets in the Company’s financial statements. These risks include increase of operational costs, decline of the financial conditions of the lessees and additional factors which are beyond our control. Any of these risks could adversely affect our business.

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

Most of BSRE’s activities, including its residential and commercial wholesale market project in Tel Aviv, are largely financed from external sources. We cannot be certain that BSRE will be able to obtain financing on favorable terms for its activities, and BSRE cannot be certain that its existing credit facilities will be renewed. In addition, an adverse change can occur in the terms of the financing that it receives. Any such occurrence could increase BSRE’s financing costs and/or result in a material adverse effect on the results of the Company and its ability to develop its real estate business. As of December 31, 2014, BSRE had long term loans including debentures in the outstanding amount of approximately NIS 2.1 billion. The amount of long term loans currently outstanding may inhibit BSRE’s ability to obtain additional financing for its future capital needs, inhibit BSRE’s long-term expansion plans, increase its costs and adversely affect the price of its ordinary shares. For more information, see “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – BSRE Series D Debentures”.

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

Alon Blue Square Israel - Ltd. was incorporated in June 1988 as a company under the laws of the State of Israel. Our principal executive offices are located at Europark Yakum, France Building, Yakum 6097200, Israel, and our telephone number is +972-9-961-8504.

In 1996, we completed our initial public offering and our ADSs were listed for trading on the New York Stock Exchange. In November 2000, our ordinary shares were listed for trading on the Tel Aviv Stock Exchange.

On July 17, 2010, our name was changed to “Alon Holdings Blue Square – Israel Ltd.”, and on April 24, 2013, our name was changed to “Alon Blue Square Israel Ltd.”

In October 2010, we acquired all the shares of Dor Alon Energy in Israel (1988) Ltd. (“Dor Alon”), a publicly traded company listed on the Tel Aviv Stock Exchange (“TASE”) that were held by Alon Israel Oil Co. Ltd. (“Alon”). The shares acquired represented approximately 80% of the outstanding shares of Dor Alon, and in exchange, we issued 20,327,710 ordinary shares to Alon. Dor Alon is one of the four largest fuel companies in Israel based on number of filling stations and is a leader in the convenience stores sector. For further information on this transaction, see “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions – Agreements between Alon and Alon Blue Square – Acquisition of Controlling Share in Dor-Alon Energy In Israel (1988) LTD.”

Other Recent Developments

The following is a description of certain events that have occurred during the last number of years:

In our Supermarket segment:

•	The adoption by Mega Retail in 2013 of a new strategic plan, including the rebranding of its store formats which includes the completion by March 2015 of the re-deployment of our new hard discount YOU store format, increasing its operational efficiency, including by reduction of its store space, improvement of its distribution and supply capabilities, including self distribution and the launch of a new distribution center, and the successful implementation of the self-arrangement of shelves in its supermarkets. For further information see “Item 4. Information on the Company – B. Business Overview – Supermarkets.”

•	In 2014, the closure of 19 branches with a total area of 50,000 sq.meters.

In our Fueling and Commercial Sites segment:

•	In February 2012, Dor Alon Energy Centers, a limited partnership under the control of a subsidiary of Dor Alon (55%) and a third party (45%) (the “Partnership”), entered into an agreement with Sugat Sugar Refineries Ltd. (“Sugat”), according to which the Partnership will plan, finance, establish, maintain, and operate a power plant in Sugat’s industrial area in Kiryat Gat, Israel, consisting of an energy output of up to 124 megawatts. In the first stage, the energy output of the plant is to be 64 megawatts. The Partnership completed conversion of the Sugat powerplant on June 22, 2014.

•	The approval by the Israel Land Authority in February 2014 of the allocation of land in the southern industrial region of Herzliya to a company owned equally by Dor Alon and a third party. The allocation is subject to several conditions, including the payment of capitalized lease fees. The jointly owned company is in the process of submitting an objection with regard to the amount of the capitalization lease fees and is working to complete the transaction with the Israel Land Authority. The zoning plan permits the jointly owned company to establish a project containing 52,000 square meters designated for commercial and industrial purposes. Dor Alon intends to continue to operate (through the joint company) the promotion and implementation of this project, including the allocation of land to the project by the Israel Land Authority.

In our Real Estate segment:

•	In connection with the Wholesale Market Project in Tel Aviv, as of March 16, 2015, commitments for 696 sale agreements with apartment purchases for NIS 1,740 million (including VAT) had been entered into and advances of NIS 1,167 million (including VAT) had been received. For more information on the transaction with the Wholesale Market Company, see “Item 4. Information on the Company – B. Business Overview – Real Estate – Description of Real Estate Properties” below and “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions – Agreements between Alon and Alon Blue Square's Subsidiaries – Agreement with the Wholesale Market Company.”

•	BSRE has completed construction of a 23,000 square-meter office building on real property it owns in Ra’anana and a 3,500 square-meter basement and 900 parking spaces (the “structure”), most of which has been leased to Comverse for a period of 10 years. See “Item 4. Information on the Company – B. Business Overview – Real Estate – Description of Real Estate Properties” below.

•	In July 2014, a lot constituting a part of the logistic center in Rishon Lezion was sold for NIS 35 million. In December 2014, the logistic center was sold for NIS 95 million. A total of NIS 65 million were deposited in trust and were transferred on January 4, 2015. The remaining consideration is secured by a financial guarantee of the purchasers and will be paid until the end of March 2015. Exclusive possession of the logistic center was delivered in favor of the purchasers on December 31, 2014. The profit from the sale amounted to NIS 57.0 million before taxes, of which NIS 29 million was recorded in other gains in the fourth quarter of 2014.

•	In July 2010, Gindi was awarded a tender to Build Operate and Transfer (“BOT”) a parking lot in Tel Aviv (“Givon Parking”) for approximately 1,000 parking spaces adjacent to the Wholesale Market Project. In August 2010, BSRE joined Gindi in this project as a 50% joint venture partner. The Givon Parking lot was opened for operations in April 2015.

•	The completion of the construction of an additional floor and the upgrade of Hadar Mall in Jerusalem (in which BSRE holds 50% of the rights) with an area of 33,000 square meters (of which 12,000 square meters are for commercial purposes and the remaining area is for parking).

•	The completion of the construction of a 28,000 square meter logistic center in Kibbutz Eyal in June 2014. The logistic center was established by a company jointly controlled by BSRE and a third party, each of which holds 50%. At the beginning of July 2014 Mega Retail Ltd. commenced the operation of the logistic center.

In our Other segment:

•	The sale of 65 percent of the Company’s holdings in Kfar Hasha’shuim for NIS 13 million. For further information see “Item 5. Operating and Financial Review and Prospects – General – Other Activities.”

Capital Expenditures

In 2014, we invested approximately NIS 422.6 million, or $108.7 million, in property and equipment, intangible assets and investment property, a 28.7% increase from our 2013 investment of NIS 328.3 million. Of our investment in property, and equipment and investment property in 2014, we invested NIS 79.6 million, or $20.5 million, in land and buildings, including land that we lease and investment property, as compared with NIS 88.8 million in 2013.

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

Our activities are carried out via our consolidated subsidiaries, including Mega Retail, which has supermarket retail activities, Dor Alon, which operates a chain of filling stations and convenience stores, Bee Group, which conducts non-food activities, and BSRE, which owns and invests in yield-generating commercial real estate and projects. As of March 31, 2015, Alon Blue Square owned 100% of the outstanding shares of Mega Retail, 78.43% of the outstanding shares of Dor Alon, 100% of the outstanding shares of Bee Group, 63.71% of the outstanding shares of BSRE, 77.51% of the outstanding shares of Naaman and 49% of the outstanding shares of Diners Israel. The balance of BSRE shares, Dor Alon shares and Naaman shares is publicly held and traded on the Tel Aviv Stock Exchange.

As of December 31, 2014, Mega Retail and its direct subsidiaries were the owners of all 197 of our supermarkets divided into three main categories, Discount chains, Quality and Service chains, and Mega@Internet website. In order to meet the needs of our customers, both the Discount chains and Quality and Service chains have regional stores and local neighborhood stores. The Discount chains include the regional store brands “You” and “ZolBeShefa” and the local neighborhood store brand “You Neighborhood Store”. The Quality and Service chains include the regional store brand “Mega”, the local neighborhood store brand “Mega in Town” and the organic, natural and health product store brand “Eden Teva”. As of December 31, 2014, the consolidated assets of Mega Retail and its subsidiaries aggregated approximately NIS 1.2 billion, or $323.0 million. Mega Retail’s assets constitute approximately 14.7% of our total consolidated assets at that date.

As of December 31, 2014, Dor Alon operated 208 filling stations, 215 convenience stores, including 169 convenience stores branded “Alonit” and “Super Alonit” (we refer to these stores as Alonit convenience stores), and 46 convenience stores operated by the AM:PM chain of stores. Four convenience stores were operated by third parties. As of December 31, 2014, the total consolidated assets of Dor Alon and its subsidiaries aggregated approximately NIS 2.5 billion, or $639.3 million. Dor Alon’s assets constitute approximately 29% of our total consolidated assets at that date.

BSRE is the owner of most of our real estate properties, and its revenues are primarily derived from real estate lease payments received from Mega Retail and third parties. As of December 31, 2014, the consolidated assets of BSRE aggregated approximately NIS 3.0 billion, or $780.1 million. BSRE’s assets constituted approximately 35% of our total consolidated assets at that date.

As of December 31, 2014, we were the owners, through our subsidiaries, of 101 of our Housware and textile stores, while the remaining 11 of our Housware and textile stores were owned and operated by franchisees. As of December 31, 2014, the consolidated assets of our Housware and textile segment (excluding the stores owned and operated by franchisees) aggregated approximately NIS 188.1 million, or $48.4 million. Our Housware and textile’s assets constituted approximately 2% of our total consolidated assets at that date.

Our Strategies

Our strategy is to take advantage of our position as a leading retailer in Israel in order to offer a variety of products and services which meet our customers’ daily needs, while leveraging potential synergies within our group. To achieve this goal, we intend to pursue a number of operating and growth strategies, which include:

•	continue growing our filling stations and convenience store operations, including expanding the variety of products and services offered within the stores and identifying new areas of operation that are synergetic to our fueling operations;

•	expanding the marketing of natural gas for industry and maintaining operation in the private electricity sector while examining the development of additional projects and expanding the marketing of Dor Alon’s private brand in the lubricant oil sector, “Dor Oil”;

•	maintaining and strengthening our market positioning within the supermarket segment by rebranding our store formats, renovating and improving existing stores, evaluating the strategic positioning of some of our stores, adjusting the format of some of our stores all in order to meet the needs of our customers;

•	increasing operational efficiency, including by reviewing and taking concrete steps to improve our distribution and supply capabilities, including self distribution and the launch of a new distribution center, implementation of a cost reduction plan, and the successful implementation of the self-arrangement of shelves in our supermarkets;

•	developing and expanding of the real estate segment by developing and improving of the existing real estate properties, maximizing of leasings, increasing building rights, and purchasing additional commercial real estate in Israel;

•	cautiously examining the possibility of expanding our activities outside of Israel;

•	increasing our market share of “Non-Food” and “Near-Food” products and capitalizing on potential operating synergies between the food and Non-Food segments of the Company and the other subsidiaries of the Company, including by increasing of the sale of products of “Naaman” in Mega Retail’s supermarkets;

•	strengthening and increasing of our market share in the organic products market and the health food in order to preserve our position as a leading company in the organic and health food market in Israel;

•	improving the status of Diners credit cards by launching attractive loyalty plans with third parties and increasing the acceptance of these credit cards by Israeli merchants; and

•	expanding and improving our You loyalty plan offering, increasing the number of You club members who hold the “You” credit card and the number of customers of our Alon Cellular MVNO offering, and increasing cooperation with Diners Israel to add additional You loyalty club members.

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

The following table sets forth the change in the number of our supermarket stores (net of store closures) and supermarket store space as of the dates indicated:

	No. of Stores	Store Space (square meters)

As of December 31, 2010	206	366,000
As of December 31, 2011	211	377,650
As of December 31, 2012	212	369,000
As of December 31, 2013	213	360,000
As of December 31, 2014	197	303,000

The following table sets forth the selected operating data of our supermarket stores as of the date indicated:

	For the year ended December 31,
	2012	2013	2014	2014
Selected Operating Data:	NIS (in thousands)			U.S. Dollars (in thousands)

Number of supermarket stores (at year end)	212	213	197	-

Increase (decrease) in same store sales(1)	(2.6)%	(1)%	(3.6)%	-

Total square meters (at year end)(2)	369,000	360,000	303,000	-

Supermarket sales per square meter (in NIS)	17,180	18,171	19,017	4,890

Supermarket sales per employee (in thousands)	910	812	864	222

(1)	The percentage change in same store sales is the percentage change in sales of those stores that operated continuously during the entire reporting period of both the current year and that preceding it. Stores are not deemed to have operated continuously (and therefore not included as “same stores”) if such stores were permanently closed during the reporting period or the preceding period, were resized significantly during the period or were significantly renovated or expanded during the period. Store resizing is considered significant if it exceeds 5% or more of the store’s original size. The comparative figures include the results of branches whose operations we resolved to cease.
(2)	Based on an average total square meters at month end during the relevant year.

Our supermarket stores are divided into three main categories: Discount chains, Quality and Service chains, and Mega@Internet website. In order to meet the needs of our customers, both the Discount chains and Quality and Service chains have regional stores and local neighborhood stores. The Discount chains include the regional store brands “You” and “ZolBeShefa” and the local neighborhood store brand “You Neighborhood Store”. The Quality and Service chains include the regional store brand “Mega”, the local neighborhood store brand “Mega in Town” and the organic, natural and health product store brand “Eden Teva”.

In Our Discount chain, “You” chain stores are regional hard discount stores designed to provide customers with name brand quality at everyday affordable prices. The “You Neighborhood Store” chain comprises hard discount stores located in urban areas. Our “ZolBeShefa” chain stores are low-priced stores oriented towards Israel’s growing ultra-orthodox Jewish population. In our Quality and Service chain, “Mega” chain is comprised of large supermarkets with a variety of food and non food products designed to be a “one stop shop” for our customers. The “Mega in Town” chain stores, located primarily in urban areas and city centers, combine reasonable prices with convenience for neighborhood shoppers. “Mega in Town” stores offer fresh food, a large variety of items in residential areas. In our “Eden Teva” stores, we focus on offering organic, natural and health food products together with offering many of the items sold in our other supermarket stores. The “Eden Teva” stores are divided into 12 stand alone stores and 10 stores which are inside our “Mega” stores under the concept of a store within a store. As of December 31, 2014, we operated a total of 197 stores consisting of approximately 303,000 square meters space.

Our Mega@Internet website allows customers to place orders via the Internet 24 hours a day and to have the products in our stores delivered to their homes from a nearby store within a few hours.

We launched our “You” and “You Neighborhood Store” supermarket formats in November 2013. The initiative included the conversion of a number of our “Mega Bool” stores to the new “You” brand. As of March 31, 2015, we are no longer selling under the "Mega Bool" brand, and all remaining branches were converted to the "You" brand.

We are also the holder of 51% of the outstanding shares of Eden Briut Teva Market Ltd. (“Eden Teva”). Eden Teva incurred operating losses in 2014 and requires financing in order to meet its operating needs. We have commercial disagreements with the minority shareholder of Eden Teva, who also serves as the CEO of Eden Teva, with respect to the responsibility of the shareholders to finance the operations of Eden Teva. We believe that resolution of said disagreement and reduction of operating expenses at Eden Teva will improve the financial status of Eden Teva.

Our supermarkets offer a wide selection of supermarket goods. The mix of products of each supermarket format varies to address the preferences of its target customers. Many of our supermarkets offer specialty departments such as full service bakeries, delicatessens, fresh meat and prepared food departments; certain supermarkets also contain franchise operations, which sell a variety of goods. In addition, we offer a range of “Non-Food” and “Near-Food” items and operate several houseware departments within most of our large stores. Furthermore, our supermarkets sell and market our “Mega” line of private label goods, including “Mega Home”. Private label products provide customers with an attractive alternative selection of products that are comparable in quality to name brand products. We believe that our private label products enhance customer loyalty, differentiate our stores from those of our competitors and provide a competitive product to those offered by our suppliers. In addition, usually the average gross profit from private label products is higher than the average gross profit from other products. During December 2014, the products that we sold under the “Mega” private label constituted approximately 10.4% of our supermarket sales.

During 2014, we closed 19 branches with a total area of approximately 50,000 square meters and reduced store space with a total area of 14,300 square meters as part of our strategy. All of our supermarket stores operations are owned by Mega Retail and its subsidiaries, and Mega Retail leases the real estate underlying the stores that it operates from BSRE and third parties.

Industry Overview

We estimate that retail sales of food, beverages and tobacco in Israel were approximately NIS 68 to 69 billion, or $17 to $18 billion, in 2014. This estimate is based on the data published by the Israeli Central Bureau of Statistics of the retail sales of food, drinks and tobacco in Israel in 2012 (2013-2014 has not yet been published) and the growth of expenditure of 3.5% in each of 2013 and 2014 for the consumption of food, beverages and tobacco of households in Israel at current prices.

The retail sales of food, beverages and tobacco in Israel include supermarkets, grocery stores, mini-markets and retail sales of fruit and vegetables, meat, poultry and fish. The supermarket retail chain market consists of two large chains: Shufersal and us, as well as other growing chains.

Based on data published by the Israeli Central Bureau of Statistics of the retail sales of food, drinks and tobacco in Israel, we estimate that approximately 29.7% of the total retail sales of food, beverages and tobacco in Israel in 2014 was made by the two largest chains and approximately 29.5% of the estimated retail sales made by supermarkets, groceries and mini-markets in Israel in 2014 was made by the two largest chains.

Competition

The Israeli food retailing industry is highly competitive and is characterized by high turnover and narrow operating margins. We compete with the largest supermarket chain, Shufersal, growing low-priced supermarket chains, such as Rami Levy, Bitan, Victory, and Osher Ad, independent grocers, open-air markets, and other retailers selling supermarket goods. Competitive pressures increase as the supermarket sector in Israel approaches higher saturation levels and will continue to increase in the event that our competitors expand their operations. Because there are few barriers to entry, new companies continue to enter the market with hard discount formats throughout the country, increasing available store space in an already saturated market.

According to Nielsen, our market share in 2014 was 12.2% of the total retail market of food, beverages and tobacco. The market share of our largest competitor, Shufersal, based on its financial reports, was approximately 20% in 2014. This market share is based on revenue as a percent of the retail market for food, beverages and tobacco in accordance with the definition of the Central Bureau of Statistics for 2012 and market growth of approximately 3.5% in each of 2013 and 2014. The difference in market share may give Shufersal a greater competitive advantage in its dealings with customers, suppliers and other third parties.

In recent years, we and our competitors have established or expanded low-price and hard discount store formats. In 2013, we began rebranding “Mega Bool” stores as “You” stores. We completed converting a number of “Mega Bool” stores into “You” stores. As of March 31, 2015, we no longer sell under the "Mega Bool" brand, and all remaining branches were converted to the "You" brand, which had a total of 37 branches as of March 31, 2015. Additionally, we decreased the size of some of our supermarkets, re-deployed the stores, and adjusted prices and product diversity. Other supermarket chains in recent years continued to aggressively increase their market share and expanded their presence in locations throughout Israel, often geographically beyond their original locations. The low barriers of entry, including the relatively low cost of establishing new smaller supermarket chains, have contributed to the increase in number and expansion of smaller supermarket chains in recent years and the corresponding decrease in the number of branches held by Mega and Shufersal.

Shufersal, the largest supermarket chain, has taken numerous initiatives in the last few years to improve its competitive position. The competitive position of Shufersal, together with the expansion of smaller supermarket chains in recent years, has contributed to the intensified competition we experienced in recent years, particularly with our larger stores.

Fourth Chain Company Ltd., consisting of a number of smaller supermarket chains which previously operated on a local geographic level, such as such as Rami Levy Rami Levy, Bitan, Victory, and Osher Ad, market a private label brand and jointly negotiate with suppliers. Possible similar mergers and combinations of other smaller supermarket chains in the future, may generate the efficiencies of a major nationally-spread chain and enable them to compete more efficiently with us and adversely affect our competitive position.

In January 2013, Bitan Wines Ltd. and the Zim Direct Marketing Ltd. chain of discount supermarkets merged. This merger, and possible similar mergers in the future, could adversely affect our competitive position.

Mega Retail signed an agreement under which it transferred eight branches with a total area of 25,000 sq. meters, to a new competitor in the fourth quarter of 2014. Under the agreement, the purchaser will have the option to use the purchasing and supply services of Mega for the branches in respect of the transferred activity, and Mega has the option to repurchase these branches at the end of the period defined in the agreement. In addition, other store branches sold by Mega Retail in 2014 increased the market share of a number of its competitors.

Based on an approval from the Commissioner of the Israeli Antitrust Authority, the Fourth Chain entered into certain arrangements with certain smaller supermarket chains. This approval was granted subject to certain conditions and has since been extended until June 10, 2015. The Fourth Chain combines a number of other supermarket chains (the “Members”) which operate in locations throughout Israel and its purpose is to develop a private label and to jointly negotiate with suppliers. Pursuant to the approved extended arrangement, the Fourth Chain is permitted to negotiate with suppliers regarding the private label brand. The aforesaid arrangement, and possible similar combinations of other supermarket chains, may generate some of the efficiencies of a major nationally-spread chain and therefore enable them to compete more efficiently with the major chains.

In the sale of cosmetic, toiletries and hygiene products, we compete against establishments that sell such products, including the drug store chains SuperPharm and NewPharm.

Operations

The following table provides certain information regarding our supermarket stores as of December 31, 2014:

Properties		Number	Square meters
Stores(*)	Leased from BSRE	86	132,000
	Leased	111	171,000

Stores In Development	Leased	-	-
Offices	Leased from BSRE	2	8,220
Warehouses	Leased from BSRE	2	40,000
	Leased	1	14,000

Warehouses in Development	Leased from BSRE and others	-	-
Car park	Leased from BSRE		14,260
Total		202	379,480

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

Through our distribution center in Rishon Letzion, we can distribute products from suppliers, manufacturers and importers, thus reducing prices and broadening the range of available products. The distribution center was sold on December 31, 2014, and we lease approximately 14,000 square meters at this site, of which approximately 7,000 square meters are operated as warehouse space and supply of fruits and vegetables. We conduct the administration of the warehouse and distribution by means of a computerized system that consolidates orders from all the stores and other stores while giving consideration to inventory levels, store requests and company planning. In addition, the Company signed a development agreement to build an additional distribution center which was completed in June of 2014, for which a building permit has been received. Mega Retail Ltd. commenced the operation of the logistics center in July of 2014. This new distribution center will have approximately 28,000 square meters. For more information, see “Item 4. Information on the Company – B. Business Overview – Real Estate – Description of Real Estate Properties – Warehouses and Logistics Areas – Kibbutz Eyal.”

We purchase products for our supermarkets from approximately 530 suppliers, including manufacturers, importers and distributors. In 2014, approximately 81.5% of our grocery items and 97.4% of our meat and fish were delivered directly by suppliers to our stores. For certain other items, including 94.4% (in 2014) of fruits and vegetables, we provide distribution to our supermarkets through our distribution center. For the year ended December 31, 2014, approximately 32% of our supermarket purchases were of products distributed from our distribution center.

We actively seek to diversify our suppliers. However, we still purchase most of our dairy, fresh produce and poultry products from the Tnuva Corporation, which holds a leading position in the domestic dairy and poultry markets. In 2014, Tnuva’s products accounted for approximately 12.9% of all the products sold at our supermarkets. For more information on our arrangements with Tnuva, see “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions – Agreements between Alon and Alon Blue Square's Subsidiaries – Arrangements with Tnuva.” In addition, the Strauss group, an Israeli food manufacturer, accounted for approximately 7.7% of all products sold at our supermarkets in 2014, and the Osem-Nestle group accounted for approximately 6.9% of all products sold at our supermarkets in 2014. We are a leading food retailer in Israel, as a result of which we are able to offer wide exposure on a national level to these suppliers’ products, and we maintain a long-standing relationship with Tnuva, Strauss group and Osem. However, we do not have a written contract with Tnuva, Strauss group or Osem obligating them to supply products to us. In addition, in recent years, there has been a process of consolidation among our suppliers. As a result, our largest suppliers now account for a larger percentage of our product sales. The ten largest suppliers for our supermarkets accounted for approximately 55.4% of our product purchases in 2014.

Marketing

During the Jewish New Year and Passover seasons, we run gift certificates programs, under which we issue and sell gift certificates and prepaid cards to institutions, companies and individuals. The gift certificates and the prepaid cards can be used in our stores as well as other stores with which we entered into collaboration agreements. We also participate in tenders in connection with the sale of our gift certificates and prepaid cards. From time to time, we also operate joint marketing promotions with other entities. For risks relating to the issuance of gift cards, see “Item 3. Key Information – D. Risk Factors – Risks Related to Our Supermarkets – We are exposed to risks of fraud and theft with regard to our gift certificates which may cause a loss of revenue and non-recoverable expenses” and “Item 4. Information on the Company – B. Business Overview – General Government Regulation – Costumer Protection Laws.”

In addition, we operate the Mega@Internet website which allows customers to place orders via the Internet 24 hours a day and to have products from our stores delivered to our customers’ homes from a nearby store within a few hours. Likewise, customers may order products by phone (through a call center), email or by fax. The service is provided in most of Israel.

We aim to create an awareness of our supermarkets as offering a combination of broad selection, high-quality service and competitive prices. Our primary advertising outlets, in addition to point-of-sale marketing, are television, newspapers, radio, internet, billboards, SMS and direct mail. Store promotions are conducted from time to time in all our supermarkets, in specific chains or in individual stores. These promotions include, among other things, price reductions, gifts, coupons or deferred payment terms and are often available exclusively to members of our Loyalty Plan - “You”, including the "YouCoins" program, and the customer clubs of ZolBeShefa and Eden Teva.

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

In June 2014, the Company launched the "YouCoins" program which allows its customers to accumulate virtual coins in purchases made in Mega supermarkets, Alonit convenience stores or at Dor Alon filling stations, Naaman, and Vardinon stores, which can then be exchanged for actual store credit.

In June 2014, Diners Israel and YOU club entered into an agreement with El Al Israel Airlines Ltd. (El Al) to issue a credit card of the "FLY CARD" brand, see “Item 4. Information on the Company – B. Business Overview – Additional Business Information Relating to our "Other" Segment – Related Business – Diners Israel.”

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

Price Control

The Israeli government is authorized to control the retail and wholesale prices of goods and services offered in Israel. At present, a few of the products we offer in our stores, certain bread, salt, eggs, milk and milk products and butter, are subject to government-imposed price controls. Any imposition of more extensive price controls in the future than those that currently exist may have a material adverse effect on our operating results. See “Item 3. Key Information – D. Risk Factors – Government-imposed price controls may have a material adverse effect on our operating results.”

Environmental

Our supermarkets are subject to environmental laws, including:

•	The Packaging Management Law, 5771-2011, which became effective on July 1, 2011, determines arrangements for manufacturing and packaging waste treatment. We are required under the law to report regarding, and pay in accordance with, our private label packaging weights. We have engaged with T.M.I.R corporation in connection with packaging treatment.
•	The Law of Deposits for Drink Containers, 5759-1999, which became effective October 1, 2001, in order to improve public cleanliness and reduce the amount of buried waste. According to the law, we accept up to 50 drink containers per customer per day. We are engaged with ELA recycling corporation for the purpose of collection and treatment of the drink containers we collect from our customers.
•	Water and Sewerage Corporation Rules (Plants Wastewater Discharged into the Sewerage System), 5771- 2011, permits water corporations to conduct sampling tests on plants and imposes on factories the cost of sampling and testing. The water corporations consider supermarkets as plants. Accordingly, we receive payment demands from different water corporations relating to sampling and testing costs.

Legislation in favor of Promoting Competition in the Food Industry

In March 2014, the Knesset adopted new legislation in favor of “Promoting Competition in the Food Industry” (the "Food Law"). The Food Law is divided into three (3) main topics: (i) regulation of operations of suppliers and retailers; (ii) geographic competition of retailers; and (iii) transparency of prices. The Food Law is already in effect, excluding the transparency of prices aspect which will become effective May 20, 2015.

•	Regulation of operations of suppliers and retailers. The Food Law states a list of required actions and prohibited actions regarding the relationship between suppliers and retailers, such as: (a) a retailer may not dictate or recommend to a supplier or interfere in any way with regard to the consumer price charged by other retailers for a product or the terms under which other retailers sell products to consumers; (b) a supplier may not dictate or recommend to a retailer or interfere in any way with regard to the consumer price charged by the retailer for a product provided by another supplier or the terms under which the retailer sells the product of another supplier; (c) a Large Supplier (a supplier with total sales exceeding NIS 300 million per year or a monopoly) may not arrange products at a Large Retailer (a retailer with at least three stores and total sales exceeding NIS 250 million per year) and may not dictate, recommend, or interfere in any way with the arrangements of its products (excluding guidance required to keep the quality and safety of its products); (d) a Large Supplier may not be a party to an arrangement with a Large Retailer under which products are sold to retailer in a lower price than the marginal cost of supplying the product to retailer; (e) a sale of a certain product to the retailer by a Large Supplier may not be a condition for the sale of another product by such supplier; (f) a supplier may not grant bonuses to a Large Retailer; (g) the Commissioner may instruct a Large Retailer, which sells a product of a Large Supplier, with regard to the steps that should be taken in relation with same product or a substitute product in order to prevent reduction of competition or to increase competition. In addition, the Commissioner may issue instructions with respect to the shelf space assigned to a specific product and substitute products and the payments for such shelf spaces; (h) a Large Retailer may not assign shelf space to a Very Large Supplier (a supplier with total sales exceeding NIS 1 billion per year) exceeding 50% of the shelf space in each of the retailer’s big stores. The remaining shelf space must be assigned to suppliers which are not Very Large Suppliers; and (i) the Commissioner was granted the authority to issue instructions to a Large Retailer in case its actions with respect to its private label may reduce competition or harm the public.

•	Geographic competition of retailers. The following issues will apply to Large Retailers and retailers with at least one store with sales exceeding NIS 100 million per year with regard to Big Stores (stores with sale space exceeding 250 square meters): (a) the Commissioner will define for each Big Store its geographical area based on statistical information, such as distance from consumers, store size and store area, whether it is in an urban area or other; (b) with respect to each Big Store, the Commissioner will define its competition group which will include all the stores which compete for the same consumers; (c) the Commissioner will calculate for each Big Store its share of the competition group according to the ratio between its total sales compared to the total sales of the competition group; (d) once every two years, the Commissioner will notify each Large Retailer with regards to the demand areas in which its Big Stores’ share in the competition group exceed 30% and 50%. Opening a new store in such demand areas will require the Commissioner’s prior approval. Such request will not be approved unless the Commissioner determines that there is no reasonable doubt that opening a new store will adversely affect the competition in the relevant demand area. A request to open a new store in a demand area of which the retailer’s share compared to the competition group exceeds 50% will not be approved, unless the Commissioner determines there is near certainty that opening a new store will not adversely affect the competition in the relevant demand area. The Commissioner’s decision will be granted within 90 days and may be appealed; (e) the Commissioner must publish the demand areas within six months from publication of the Food Law; (f) the court, upon the Commissioner’s request, may order that a Large Retailer that owns a store, which its share compared to the competition group exceeds 50% in a certain demand area, cease the store’s operation, transfer its right in such store to another party, sell its rights in the store or take any other appropriate measure in order to increase the competition in the demand area; (g) a Large Retailer that received a notification from the Commissioner as described in section (d) above may not enter into an agreement which will limit other retailers from entering into similar agreements in the demand area; and (h) once a year, each Large Retailer is required to report to the Commissioner with respect to each of its Big Stores: the store location, the date of opening and the total sales of each store.

•	Transparency of Prices. The Food Law provides for the following, among others, with regard to the transparency of prices: (a) a Large Retailer which owns stores with an average selling space exceeding 120 square meters will publicize via the internet, with respect to each of its stores, the updated price of each product sold in each store, such that a comparison between Large Retailers may be conducted; (b) the publication will include the list of all products sold in each store, their prices, including prices for different consumers, special sales, deals and discounts, terms and date of expiration; (c) the price of each product must be updated within an hour from the moment it is updated in the store; and (d) failure to comply with sections (a) to (c) above may lead to criminal and monetary penalties.

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

Supermarkets Strategies

Our strategy in our retail activities is to maintain our position as a leading food retailer in Israel and to expand our market presence in the existing food retail market. To achieve these goals, we continue to pursue a number of operating and growth strategies, which include:

•	maintaining and strengthening the market positioning of our store formats, continuing the renovating and improving of existing stores, evaluating the strategic positioning of some of our stores, adjusting the format and the size of some of our stores, all in order to meet the needs of our customers;

•	increasing operational efficiency, including by improving our distribution and supply capabilities, including self distribution and the distribution by our suppliers directly to our new distribution center instead of directly to retail stores, reduction of store space or the number of stores and the successful implementation of the self-arrangement of shelves in our supermarkets;

•	adjust our expenses to fit the changing conditions in the market resulting from our inability to raise our retail product prices;

•	new operating model focused on our customers’ needs by implementing policies and an organizational structure to suit customers’ needs.

•	increasing our market share of “Non-Food” and “Near-Food” products and capitalizing on potential operating synergies between the food and Non-Food operations of “Naaman” and Mega Retail’s supermarkets;

•	expanding and improving our You loyalty plan offering, and increasing the number of You club members who hold the “You” membership and credit card customers, as well as increasing the number of FLY CARD credit card brand holders;

•	expanding sales through our internet sale site, Mega@internet website; and

•	solidifying our market share in the organic/health food market with the goal of establishing Alon Blue Square as a leader of Israel’s emerging organic/health food market.

Fueling and Commercial Sites

General

We operate filling stations and convenience stores and market petroleum products in Israel through Dor Alon, our direct subsidiary in which we held 78.43% as of March 31, 2015. Dor Alon’s activity includes three primary fields of activity:

•	Filling Stations and Convenience Stores - Dor Alon develops, constructs and operates a network of public filings stations operating under the "Dor Alon" and "Alonit" brand, most of which include convenience stores, and markets and supplies gasoline and other products through travel centers (commercial centers that include a gasoline service station operating under the "Alonit" and "Super Alonit" brands) and internal filling stations.

•	Direct Marketing - Dor Alon supplies fuel oil and other petroleum products, including Liquefied Petroleum Gas (“LPG”), directly to residential and commercial customers as well as governmental entities.

•	Marketing of Jet Fuel - Dor Alon supplies jet fuel to commercial airlines.

•	Others – in addition to the three primary fields of activity described above, Dor Alon is active in the building, development, and operation of independent convenient stores under the "AM:PM", "Super Alonit", "Alonit Ba'Moshav", and "Alonit Ba'Kibbutz" brands.

In addition, Dor Alon is in the process of establishing through a subsidiary, a power plant in Sugat’s industrial area in Kiryat Gat, Israel to which such subsidiary began supplying steam in the second half of 2014.

Filling Stations, Convenience Stores, and Others

As of December 31, 2014, Dor Alon supplied motor fuels, motor oil and other petroleum products to a network of 208 filling stations operating under the “Dor Alon” brand. Integrated into most of Dor Alon’s public filling stations are Diesel Fueling Centers (“DFC”) that sell diesel fuel for large vehicles such as trucks and buses at preferential terms. Dor Alon also supplies ARAL lubricants and Texaco lubricants in Israel.

As of December 31, 2014, Dor Alon operated 215 convenience stores, including 169 convenience stores branded “Alonit” (we refer to these stores as Alonit convenience stores) mostly located adjacent to our filling stations (29 stand alone stores), and 46 standalone convenience stores operated by the AM:PM chain of stores. 211 convenience stores are operated by the Alon Group, and 4 convenience stores are operated by third parties. All the stand alone convenience stores are leased for different periods.

The Dor Alon filling stations and convenience stores network is divided into complexes owned by Dor Alon, complexes in which Dor Alon has a long term lease (most of which are jointly owned or leased in equal shares with third parties) and complexes owned by third parties. As of December 31, 2014, Dor Alon (either solely or through joint companies or partnerships) owned or held under lease and operating agreements 178 commercial and filling sites. The other 31 filling stations and convenience stores are operated by third parties, under the Dor Alon brand, who have entered into supply agreements with Dor Alon for petroleum products. The filling stations and convenience stores include four travel centers along the Cross-Israel Highway (Israel’s first toll road); Dor Alon has the exclusive rights to operate these travel centers for a 30-year period beginning in June 1999.

The filling stations and convenience stores sector demands substantial capital investment (the cost of establishing a refueling and commercial complex is estimated at NIS 4-6 million, not including the cost of land) and competition is fierce. Most of the competition relates to the acquisition of rights to establish new commercial refueling complexes and around obtaining commitments from existing filling stations. In the last few years, there have been a number of developments in this sector, including:

•	intensified competition in marketing products to end users, such as price competition, reduction of credit terms to customers, improvement of the quality of service and the diversity of the products and services;

•	an increase in the investments necessary to build a new filling station due to higher building standards of filling stations and due to planning and regulatory strict requirements regarding environmental protection and safety imposed by the Israel Ministry of Environmental Protection;

•	an expansion of retail activity in convenience stores apart from the filling stations; and

•	imposition of price control on LPG and diesel oil.

•	Increase in the minimum wage (see “Item 3. Key Information – D. Risk Factors – Risks Related to Our Business as a Whole – Increase in employee minimum wage in Israel may adversely affect our operating results”).

•	Adoption of the Food Law (see “Item 3. Key Information – D.Risk Factors – Risks Related to Our Supermarket Segment – The enactment of new laws and regulations, including the legislation in favor of “Promoting Competition in the Food Industry”, may materially adversely affect our sales and profits, including limiting our ability to purchase additional stores or obligate us to sell some of our stores”).

Dor Alon adds filling stations to its network by either developing new commercial and/or filling stations or, less frequently, entering into an agreement with the owners of existing filling stations and convenience stores whose supply contract with another fuel company has expired. Developing new commercial and filling stations often takes several years and requires compliance with numerous laws and regulations.

Dor Alon anticipates opening and operating an additional 8-10 filling stations during 2015 and 2016. Dor Alon has plans and agreements to plan, establish, and operate additional filling stations, and these stations are currently in different stages of authorization and establishment.

Dor Alon has a cooperation agreement with a third party to establish through a joint company a nationwide chain of Si “espresso-bars” to be located in Dor Alon’s filling stations. As of December 31, 2014, Dor Alon’s filling stations included 15 Si cafes that were operated by a joint company, three of which are located outside of Dor Alon’s filling stations. The cafes sell products under the “Si” brand as well as other products. In addition, most of the Alonit convenience stores include a small coffee bar.

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

Internal Filling Stations (fleet stations)

As of December 31, 2014, Dor Alon supplied motor fuels to 160 internal filling stations operating under the Dor Alon brand, including 95 fleet stations operated by a joint company described below. Internal filling stations are stations in Israel located on the premises of kibbutzim and moshavim, as well as some DFCs that are not integrated with filling stations. Fuel products sold in internal filling stations are designated for a defined group of customers, such as inhabitants of the kibbutzim and moshavim, who receive preferential fuel prices and payment terms.

Dor Alon also holds 50% of a joint company together with a certain third party (50%) which operates internal stations located in moshavim. Dor Alon supplies this jointly held company with motor fuels and other petroleum products. As of December 31, 2014, this joint company operated and supplied motor fuels and other petroleum products to 95 internal filling stations operating in moshavim.

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

Private sector clients are mostly domestic customers and small businesses that use refined oil for heating and cooking, private homes, apartment buildings and small businesses. As of December 31, 2014, Dor Alon had approximately 111,000 LPG customers. Agreements with domestic customers are for fixed periods, with the agreement renewing automatically at the end of each period, with no need for any further notice.

Dorgas also coordinates the marketing of the Company's natural gas operations. Dorgas manages a marketing and engineering network which offers its customers services related to the conversion of customer plants into natural gas generated plants and the supply of natural gas to such plants. During the course of the reporting period, Dorgas entered into several agreements for the conversion of customer plants into natural gas generated plants and the subsequent supply of natural gas. Dorgas hires and trains professional engineering personnel to manage and handle this highly regulated sector. In order to enable the plant conversions described above, Dorgas enters into agreements with engineering and project development companies.

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

Industry Overview

Recent Developments in the Israeli Fuel Market

In September 2011, the Trachtenburg Committee published its recommendations regarding competition in the filling stations sector and the promotion of competition in the LPG market. The Committee made the following recommendations, among others: (i) supervision on the refinery gate price and the consumer prices; and (ii) reform in the accessibility to gas bulks in order to increase competition, including the implementation of free access to different suppliers and protecting the small gas suppliers.

In December 2011, the Government adopted the committee’s recommendations, and ordered the relevant government offices to consider implementing such recommendations.

In June 2013, regulations promulgated under the Supervision on Products and Services - 2010 became effective. Pursuant to these regulations, fueling companies in the LPG market will be required to report their earnings and prices on an annual basis. Additionial regulations became effective in February 2015 pursuant to which Dorgas would be required to publish on its website a list of prices charged to its private customers per municipality. We estimate that the adoption of the recommendations may have an adverse effect on the Dor Alon’s business results. At this point we cannot assess the impact of the recommendations.

Competition

Competition in the Israeli energy industry is intense. Dor Alon’s major competitors are large fuel companies in Israel and natural gas marketing companies: Paz, Delek and Sonol in the filling stations field of activity. Dor Alon is the fourth largest fuel company in Israel based on the number of filling stations. The principal competitive factors affecting the retail fuel and natural gas marketing business are location of filling stations, brand identity, product price, the variety of related services offered to customers, the level of service, financial strength allowing the establishment of new filling stations, procurement of petroleum products at competitive prices and the terms of agreement offered to fleet customers, real estate owners and/or owners of filling stations. With respect to its direct marketing operations, Dor Alon expects to face competition from Paz, Delek and Sonol Pazgas, Amisragas, Supergas, Oil Refineries Ltd., or ORL, and tens of additional small and medium size fuel marketing companies as well as small LPG companies, which are mostly local companies that operate in a limited geographic area. The principal competitive factors in the direct marketing business are product price, credit terms and levels of service. Moreover, a portion of the customers in the direct marketing sector require professional support in installation of equipment and continuous maintenance. These direct marketing customers view the significance in the quality of the petroleum distillate. Increases in competition may adversely affect the earnings and profitability of Dor Alon.

Purchasing and Distribution

Motor Fuel and Other Petroleum Products

Dor Alon, like other fuel companies in Israel, is dependent on Oil Refineries Ashdod (“ORA”) and ORL for the supply of refined petroleum products. As of 2014, Dor Alon had significantly increased the purchase from ORA on account of ORL. If the oil refineries fail to supply refined petroleum products or supply them at noncompetitive prices, Dor Alon would have to increase the amount of refined petroleum products it imports. There is no certainty regarding the ability of Dor Alon to purchase these products at competitive prices.

Dor Alon purchases motor oils marketed by it from various suppliers, such as ARAL Lubricants GmbH and SA Texaco N.V. In addition, Dor Alon purchases motor oils from local manufacturers and markets them under the private label brand name “Dor Oil.” Dorgas purchases natural gas directly from the Tamar Partnership. See “Item 4. Information on the Company – B. Business Overview – Fueling and Commercial Sites – Industry Overview – Marketing – Natural Gas Purchase Agreements.”

Convenience Store Products

Dor Alon purchases most of the food and non-food products sold in its convenience stores from our subsidiaries. Pursuant to an agreement with Mega Retail, a subsidiary of Dor Alon pays that subsidiary the price of the products plus a 2% margin for the direct supply of products by the suppliers to the convenience stores, and a 2.75% margin plus distribution costs for the supply of products from that subsidiary’s central warehouse. The agreement also provides that if Alon Blue Square’s income from the agreed margin, less additional expenses incurred by it as a result of the performance of the agreement, falls below a minimum amount of NIS 1 million a year, Dor Alon’s subsidiary will pay our subsidiary the difference up to NIS 1 million. The agreement, dated May 1, 2004, has an initial five year term and automatically renews for additional one-year terms unless terminated by either party upon 90 days notice prior to the end of the term. The convenience stores that are not operated directly by Dor Alon have also joined this agreement and they pay our subsidiary an additional profit margin. For further information on this agreement, see “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions – Agreements between Alon Blue Square's Subsidiaries – Procurement Agreement with Dor Alon Management.”

When Alon acquired Alon Blue Square, the Anti-Trust Commissioner prescribed that it may direct Dor Alon and Alon Blue Square to fully separate the purchasing activities of Dor Alon from those of Alon Blue Square if it deems that current market conditions, the purchasing power of Alon Blue Square, or the state of competition so require.

Marketing

Direct Marketing

Dor Alon and Dorgas’ marketing and sales personnel or its distributors are responsible for entering into agreements with customers in this field of operations. Products are transported directly to the customer’s facilities. Dor Alon has a marketing, service and support apparatus for customers in this field of operations.

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

Marketing and Distribution

In the filling stations and convenience stores sector, Dor Alon markets and promotes its products using the following methods:

•	increasing the attractiveness of the refueling and commercial compounds by diversifying its products and services;

•	conducting sales and promotions in the filling stations and convenience stores. Some of the sales campaigns are conducted jointly with Alon Blue Square;

•	improving Dor Alon’s brand name recognition and image through public relations;

•	marketing of fuel products to fleet customers along with discounts on fuel prices and preferential payment terms via electronic fueling cards or vehicle mounted devices;

•	strengthening Dor Alon’s relationship with its customers, and promoting customer loyalty to the filling stations and to the services provided by Dor Alon, through the Loyalty Plan established by Dor Alon and Mega Retail in order to promote Dor Alon’s and Mega Retail’s marketing operations, including by entering into a services agreement with Diners Israel. For more information on the Loyalty Plan, see “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions – Agreements between Alon Blue Square and its Subsidiaries – Transactions with Dor Alon in Connection with Establishment of a Joint Loyalty Plan”; and

•	As of July 2009, a joint company established by the You Loyalty Plan and a third party, began publishing and distributing a free daily newspaper called “Israel Post”, which is distributed in Dor Alon’s filling stations, AM:PM stores, Mega Retail stores and third parties. A majority of the revenue from this newspaper comes from selling advertisement space. Dor Alon believes that the partnership in this newspaper provides it with a marketing platform.

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

Other Activities

Establishment of a Power Plant

In February 2012, Dor Alon Energy Centers, a limited partnership under the control of a subsidiary of Dor Alon (55%) and a third party (45%) (the “Partnership”), entered into an agreement with Sugat Sugar Refineries Ltd. (“Sugat”), according to which the Partnership will plan, finance, establish, maintain, and operate a power plant in Sugat’s industrial area in Kiryat Gat, Israel, consisting of an energy output of up to 124 megawatts. In the first stage, the energy output of the plant is to be 64 megawatts.

The Partnership is to provide Sugat’s energy requirements for a period of 24 years and 11 months. Sugat has the option to extend the term of the agreement following the first stage of the agreement. The Partnership began supplying steam to Sugat in the second half of 2014.

The Partnership will be authorized to sell electricity and steam manufactured at the facility also to third parties.

According to the agreement with Sugat, prior to commencement of the first stage, the Partnership will connect to the Israel Natural Gas Lines and will convert the current Sugat power plant into a dual usage plant, providing both natural gas and mazut. On March 1, 2012, the Partnership entered into an agreement with Israel Natural Gas Lines Ltd., or Natgaz, in order to connect the Sugat power plant to the Israel Natural Gas Lines, and to provide natural gas conduit services. The Partnership completed conversion of the Sugat power plant on June 22, 2014. The agreement is in effect until July 31, 2029 with an option to extend for an additional five years.

Under the agreement with Natgaz, the Partnership is responsible for payment on account of the connection to the natural gas lines, estimated at NIS 15 million, as well as immaterial ongoing annual payments for conduit services, regardless of whether the Partnership uses such services or not.

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

The agreement was effective from June 2014 until the earlier of approximately 15 years or upon the Partnership’s consummation of the Total Agreed Quantity, with an option of both parties to extend for an additional two years or upon the consummation of the Total Agreed Quantity, whichever is earlier.

The Partnership has committed to acquire or pay (Take or Pay) a minimum annual quantity of gas in accordance with the mechanism set in the Supply Agreement.

In November 2013, New Dorgas Ltd., a subsidiary of Dor Alon (“Dorgas”), signed a natural gas purchase agreement with the partners of Tamar Partnership in the amount of US$ 85 million. According to the agreement, Tamar Partnership is to supply Dorgas with natural gas in the amount of up to 0.36 BCM (billion cubic meters) (the “Total Agreed Quantity”). Dorgas began supplying under the agreement in the fourth quarter of 2013 and the agreement is effective until the earlier of seven years or upon the consummation by the purchaser of the Total Agreed Quantity. The purchaser has committed to acquire or pay (Take or Pay) a minimum annual quantity of gas in accordance with the mechanism set in the agreement. It was further agreed that during an interim period until the enlargement of the supply capacity abilities of Tamar, if applicable, the natural gas supply will be subject to the availability of the natural gas quantities, after supply to other third parties, to whom there are prior commitments.

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

Dor Alon expects to invest approximately NIS 10 millionin 2015 in order to satisfy the environmental laws and regulations. Dor Alon currently expects that the costs of environmental restoration and implementation of the environmental laws and regulations in the upcoming years are expected to be similar to those in 2015. These amounts may vary depending on the actual costs of the required restoration work and the planning and construction of new facilities and whether new laws, regulations and other requirements will be imposed for which additional expenses will be incurred.

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

Additionally, and without derogating from Dor Alon’s obligations above, in September 2011 and in January 2012, the Ministry of Environmental Protection issued directives pursuant to which Dor Alon would be required to install vapor recovery systems in each of its fuel stations located within 80 meters of residential areas by the end of 2013; and in all other fuel stations by the end of 2015. Pursuant to the aforementioned directives, by the end of 2014 Dor Alon installed the vapor recovery system in 134 filling stations and is expected to install vapor recovery systems in an additional 75 filling stations by the end of 2015.

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

Legislation in favor of Promoting Competition in the Food Industry

In March 2014, the Knesset adopted new legislation in favor of “Promoting Competition in the Food Industry”. For further information see, “Item 4. Information on the Company – B. Business Overview – Supermarkets – Government Regulation - Legislation in favor of Promoting Competition in the Food Industry.”

Other Government Regulation

Dor Alon, as a fuel company, is subject to various other laws and regulations, including laws and regulations that:

•	provide that any use of property must be done in accordance with the designated purpose of the property as per The Planning and Building Law, 5725-1965, or the Planning and Building Law. Often, the permit for establishing filling stations involves changing the designated purpose of the property;

•	impose duties of licensing and obligations to obtain various permits from various governmental authorities, including the police, the Ministry of Environmental Protection, the Ministry of Industry, Trade and Labor, the fire department and the relevant zoning committees. As of the date of this Annual Report, there are a few indictments or sentences pending against Dor Alon and its subsidiaries regarding the operation of filling stations and/or convenience stores without permits. A number of indictments are pending against Dor Alon and its subsidiaries with respect to filling stations and convenience stores concerning the operation of filling station and convenience stores without permits. With respect to 1 filling station a closure order has been issued. This closure order has been suspended for a short period of time in order to obtain the appropriate permits;

•	establish the duty of fuel companies to maintain an inventory of fuels for emergency purposes, the expenses of which are paid by the Israeli Fuel and Gas Administration, and to maintain, at their own expense, a supply of diesel fuel that is not an emergency supply;

•	impose an excise tax on the supply of fuel from ORL and on the release of fuel from customs;

•	prescribe a maximum consumer price for 95 octane gasoline;

•	impose anti-trust prohibitions under the Antitrust Law, including with respect to price setting and exclusive long term (over three years) supply agreements between gas supply companies, such as Dor Alon, and filling stations (which are not owned by such companies);

•	impose restrictions on the operation of filling stations and convenience stores on the Jewish Sabbath (Saturday) and requiring a permit to be obtained in order to employ Jewish workers on Saturday. Dor Alon does not possess such a permit. Most of Dor Alon’s filling stations and convenience stores are open during the Jewish Sabbath. Under Israeli law, employment of workers in violation of the law is subject to a fine or imprisonment of up to a month, or both. The convenience stores in the AM:PM chain of stores also operate during the night and on Saturdays. On the basis of information obtained from Dor Alon, in the cities in which AM:PM operates there are municipal regulations restricting their activity during the night and on Saturdays. Most of the AM:PM stores have obtained permits to operate at night; and

•	set provisions pertaining to safety in the marketing and supply of fuel and LPG.

•	the "Fuel Industry Advancement of Competition Law (Installation of Automatic Fueling Device) – 2010" requires fueling companies to install automatic and universally compatible fueling devices (the "Devices") which allow filling from all fueling companies with whom customers entered into a services agreement. Using the Devices, customers can purchase gasoline without the need for an alternative method of payment at the filling station. Rather, the filling pump automatically detects the Device and provides fuel automatically. In the past, automatic fueling device were not universal, and as such, could only be used by customers of the fueling companies who installed the fueling devices and entered into services agreements with such customers. Under this legislation, fueling companies are only permitted to sell gasoline through universally compatible devices, regardless of which fueling company the device belongs to or who installed the device, and are restricted from selling not universally compatible devices. In addition, fueling companies are restricted from refusing, without reason, to enter into a services agreement with a customer for the installation of a universally compatible fueling device, or from selling gasoline through such devices.

This legislation will become effective after the Fuel Administration at the Ministry of National Infrustructre approves product specifications for the Devices. On October 20, 2014, the Fuel Administration published relevant specifications and deadlines for compliance. As of December 31, 2014, no fueling company had received lab approval for their Devices. A third party developer is working on developing the Devices for lab approval and Dor alon expects to incur additional expenses an account of this product development. Dor Alon cannot currently estimate the effect of the Devices on its business operations.

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

Our strategies in our filling station and convenience stores segment are to continuously expand our filling station coverage in Israel and expand our convenience stores, both as part of our filling stations and on a standalone basis. To achieve this goal, we intend to pursue a number of operation and growth strategies, which include:

•	expanding our national presence of filling stations and commercial retail centers, while giving preference to developing filling complexes and public filling stations in urban areas (including small stations);

•	strengthening and expanding the various services and products offered to customers in the filling and commerce complexes, as well as improve the quality of those services and observing environmental regulations;

•	increasing sales in the convenience store sector in order to increase its relative market share in this sector by expanding convenience store chain in the existing filling and commerce complexes, in new complexes, and through independent convenience stores (under the brands AM:PM, Alonit in kibbutzim, and Alonit in moshavim);

•	initially operating a few of our convenience stores and "Si" coffee shops by franchises, and if such action will succeed, to operate additional convenience stores by franchises;

•	expanding our national presence in our stand alone convenience stores mainly in city centers;

•	combining parallel activity of building and operating convenience stores in turban, village, and roadside complexes in order to provide Dor Alon the basis for a national chain in the Fueling and Commercial Sites segment;

•	expanding the fleet customers base;

•	preserving and nurturing the Dor Alon brand as a leader in the fueling sector;

•	preserving Dor Alon’s status as a leader in the computerized fueling sector for drivers of heavy vehicles, by various road services which are given to these customers in the filling stations and commercial sites, such as resting areas, showers, and more;

•	broadening Dor Alon’s presence and activities of the “YOU” club in its filling stations and commercial retail centers;

•	in the direct marketing sector, maintaining Dor Alon’s growth in the scope of sales, subject to maintaining profitability and proper diversification of its types of customers;

•	diversifying Dor Alon’s fuel supply sources, including the importation of fuels;

•	expanding the marketing of Dor Alon’s private brand in the lubricant oil sector – “Doroil”, while at the same time leveraging its international brands (“Texaco”, “Chevron” and “Aral”) in order to increase its market share in the oils marketing sector;

•	continuing to take part in tenders for the supply of petroleum distillates, which are mostly published by institutional bodies, subject to specific economic examination of each tender;

•	expanding Dor Alon’s fuel distribution suppliers in additional terminals;

•	expanding the marketing of natural gas for industry sector, which is subject to establishment of distribution systems by local franchises; In addition, the company will monitor the possibility of using natural gas for transportation and will prepare accordingly;

•	maintaining the joint operation with the international company Chevron in the jet fuel sector along with its continuing operations with Ben Gurion International Airport;

•	in the power plants sector, maintaining operation in the private electricity sector and examining development of additional projects;

•	evaluating options to expand operations in the chemistry field together with partners in Israel and worldwide. and

•	continuing to invest in human resources while encouraging innovation, devotion, teamwork and improvement of administrative abilities.

The following table provides certain information regarding our filling stations and convenience stores in the Fueling and Commercial Sites segment as of December 31, 2014:

Filling stations	Owned (including leases exceeding 25 years)	34
	Leased (leases of up to 25 years)	143
	Supply agreements	31
		208

	Internal stations (1)	160

Convenience Stores (2)	Operated	211
	Franchised	4
		215

	Sites In Development	42

(1)  Typically, our stations are in Kibbutzim and Moshavim used by defined populations

(2)  Convenience Stores: 169 Alonit stores are adjacent to filling stations and 29 Alonit stores and 46 AM:PM stores are stand alone stores.

Houseware and Textile

General

Through our wholly owned subsidiary, Bee Group Retail Ltd. (“Bee Group”), we operate in the Houseware and Textile segment, concentrated in our Naaman and Vardinon stores and wholesale sales. The chain operates under two different brand names: (i) “Naaman”, which sells houseware products; and (ii) “Vardinon”, which sells home textile products and accompanying accessories. The stores of our “Naaman” and “Vardinon” chains are primarily owned and operated by us. In addition to these stores, we have established houseware departments within most of our large supermarket stores. As of December 31, 2014, we operated, through our subsidiaries and franchisees, a total of 112 housware and textile stores under the Naaman and Vardinon chains, of which 11 stores were owned and operated by franchisees.

As of December 31, 2014, Bee Group owned approximately 77.51% of the outstanding shares of Naaman Group (N.V.) Ltd., a company traded on the Tel Aviv Stock Exchange. Naaman is one of Israel’s major branded houseware retailers which imports and markets various houseware products, such as kitchen utensils, cutlery and dinner sets. As of December 31, 2014, Naaman had its own chain of 64 houseware stores and approximately 180 sale points within our supermarkets. Naaman also sells its products to wholesale customers, including privately owned stores, retail chains, institutional customers, employee committees and sales promotion companies.

Vardinon products are distributed by its chain of retail stores (48 stores as of December 31, 2014) and by wholesale to customers that include other wholesalers, retail chains, employee committees and catalogues.

Industry Overview

The Houseware and Textile retail sales of houseware in Israel include houseware departments in large retail chains, do-it-yourself retail chains, and private specialty stores and boutiques. The sale of these products through catalogs and internet sales sites has increased in recent years. We do not have enough information to assess our market share in this market, as most of our competitors are privately owned companies.

There are also many companies and distributors that market and sell home textile products to wholesale customers. We do not have any formal information about the size of the home textile market and the market share of the various competitors in this market; however, we estimate that our “Vardinon” chain is one of the leading retailers in the mid to premium home textile market.

Competition

In addition, due to our sale of other “Near-Food” and “Non-Food” products in our supermarkets and in our stand alone non-food stores, and our controlling interests of “Non-Food” chains, Vardinon and Naaman, we also face increased competition in the Houseware and Textile market. In recent years, this competition has increased primarily due to the entry of retail chains and stores outside the food industry, such as Office Depot, do-it-yourself chains such as Home Center and ACE (a franchisee of Ace Hardware), household stores, home textile stores, such as Golf & Co. Ltd. (competes with both Vardinon and Naaman), Ahim Fried Feathers Industry (1977) Ltd. (competes with Vardinon), Fox Home and Kitan Textile Industries Ltd., houseware stores, electricity appliances stores, and also due to the expansion of the houseware and home textile departments in supermarkets. In 2014, Kitan Textiles Ltd. merged with Golf & Co. Ltd. This increased competition affects the sales prices of our products and our sales. Increased competition may adversely affect our sales and our profitability.

In addition, the barriers of entry are low in some of the markets in which our Houseware and Textile segment competes due to the price and availability of products from overseas suppliers, although the establishment of a network of stores throughout the country together with the required import and marketing of products requires a high level of investment. The entrance of new competitors may reduce our market share and may reduce the sale prices of our products and lead to a reduction in our profitability.

The merchandise we sell in our Houseware and Textile business is varied, and we therefore compete in several different markets.

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

The home textile and accompanying accessories market in Israel in which our “Vardinon” stores compete is highly competitive. Vardinon’s competitors in this market include home textile departments in large chains, department stores and privately owned stores and new competitors, such as Ahim Fried Feathers Industry (1977) Ltd., Fox Home and Kitan Textile. In addition, there are also many companies and distributors that market and sell home textile products to wholesale customers.

This market can be divided into two main categories: (i) brand name companies such as Kitan Textile Industries Ltd., Golf & Co. Ltd., Fox Home which operate in the home textile market and Ahim Fried Feathers Industry (1977) Ltd. which operates primarily in the bedding market. Brand name companies generally manfacture high quality products which are on average more expensive than non- brand name products; (ii) Non – brand name companies which sell lower quality and less expensive products. We do not have any formal information about the size of the home textile market and the market share of the various competitors in this market, however, we estimate that our “Vardinon” chain is one of the leading retailers in the mid to premium home textile market.

Houseware and Textile Operations

The following table provides certain information regarding our Houseware and Textile stores as of December 31, 2014:

Non-Food Properties		Number	Square meters
Stores	Leased	95	11,943
	Leased from BSRE	2	214
	Franchise operated	4	-
	Franchises	11	-
Offices	Leased	1	2,682
Total		113	14,839

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

Marketing

Our main marketing channels for our Houseware and Textile products are (i) the Houseware and Textile stores operating under various brand name chains, (ii) Houseware and Textile departments in our supermarkets and (iii) direct sales to wholesalers and institutional customers.

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

Government Regulation

Houseware and Textile

Our Houseware and Textile business is subject to Israeli laws relating to imports, customs, labeling of products and consumer protection laws, as well as to labor laws and license and permit laws as they apply to the operation of our network of stores.

Our sales activities are subject to general laws such as the Liability for Defective Products Law, 1980, pursuant to which, under certain circumstances, we may be liable for personal injuries resulting from defects in products that we market. We are also subject to the Consumer Protection Law, 1981, which is described below under “– General Government Regulation”. We are also subject to the Supervision of Products and Services Law, 1957, and orders promulgated pursuant to such law.

Houseware Products

We are subject to safety tests, quality control and certification by the Standards Institution of Israel. These are primarily related to the release of metals from ceramic appliances/wares, marking of wares/dishes, pressure cookers, lighters and plasticware used for food and drink.

Business Permits

As of March 31, 2015, the aggregate floor space for all Naaman and Vardinan retail stores is less than 800 square meters, most of which are located in malls operated by management companies. As such, the Naaman is not required to obtain a business permit for such retail stors under the Business Permits Law, 1968. Naaman does not estimate that it will be liable under such law, but cannot ascertain such statement due to unforseebale regulatory changes.

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

Houseware and Textile Strategies

Please see “Item 4. Information on the Company – B. Business Overview – Our Strategies” and “Item 4. Information on the Company – B. Business Overview – Supermarkets Strategies” above for a description of our strategies in our Houseware and Textile segment.

Real Estate

As of December 31, 2014, through our 63.71% subsidiary, BSRE1, we were the legal owner (including through long-term leases from the Israel Land Authority and the Municipality of Tel Aviv) of 115 yield generating real estate properties (including properties owned in connection with our Supermarkets and Houseware and Textile segments, which includes offices), totaling approximately 280,000 square meters, and approximately 103,000 square meters of unutilized building rights. In addition, we engaged in the development of one project totaling approximately 16,400 square meters. In addition, BSRE operated in the area of residential real estate promotion and planning.

Most of our real estate is currently used in connection with the retail operation of our stores.

1 The following data is presented in the aggregate with respect to all of the investment property of BSRE, investment property of BSRE’s subsidiaries and the proportionate share of BSRE in jointly controlled parties.

Description of Real Estate Properties

Most of our real estate is owned by BSRE and includes commercial areas, distribution centers and offices which are mainly designated for the use of our supermarket segment and our non-food segment, a 50% holding in Hadar Mall and Kiryat Hasharon, small commercial sites, office buildings, logistics sites, our holdings in the Wholesale Market Companies and additional undeveloped properties for use as commercial areas, office buildings, and logistics centers.

As of December 31, 2014, the total square meters of developed property that we (including jointly controlled entities) owned was approximately 280,000 square meters, the total square meters of property in development that we owned was approximately 16,385 and the total square meters of unutilized building rights that we owned was approximately 103,000 square meters. In addition, BSRE has the building rights for 3,000 apartments in Point Wells and 722 apartments in the Wholesale Market Project.

The following table provides certain details regarding our real estate properties held for use or rent of which we are the legal owner (including through long-term leases from the Israel Land Authority), as of December 31, 2014:

	Number of properties for use or rent	Area in square meter for leasing (property space)	Occupancy rate
Commercial areas, including supermarket stores	107	190,500	97.8%

Warehouses and Logistics Centers	6	57,800	99.1%

Offices(1)	6	31,700	96%

Total Developed property(2)	119	280,000	N/A

Total property in development-commercial areas, logistics centers and the Wholesale Market Project	1	16,385

Total unutilized building rights		103,000

(1) Not including an area of 14,000 square meters of an office building in Petah Tikva, which was held for sale and the sale agreement for which was canceled in the first quarter of 2014.

(2) Not including an area of 42,000 square meters of parking lots adjacent to commercial and office areas and 16,000 square meters of parking lots adjacent to BSRE's yield generating asstes.

Below is a short description of a number of these properties:

Commercial areas, including supermarket stores

The properties designated for supermarkets are individual units or integrated units in buildings in industrial, residential or commercial areas. Some of the properties have parking lots and operational areas that are not included in the square meters calculated for lease. The majority of the supermarkets properties are leased to Mega Retail. For more information, see “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions – Agreements between Alon Blue Square and its Subsidiaries.” Below are additional commercial areas not designated for supermarkets that BSRE owns:

•	Rechasim – During the fourth quarter of 2013, BSRE completed the construction of a neighborhood commercial center for trade and clinics in Rechasim in an area of approximately 2,600 square meters.

•	Hadar Shopping Mall - BSRE owns 50% of the property, which is located in the Talpiot industrial area in Jerusalem, and the other 50% is held by a third party. The lease from the Israel Land Authority ends in 2021 with an option to extend the lease for an additional 49 years, subject to a fee. The mall includes 25,606 square meters of commercial space. In addition, there are 1,064 parking spaces at the mall. The space is leased to third partiesAs of March 31, 2015, the occupancy rate of the mall is 98.9%. The property is managed by a joint management company.

On June 5, 2012, BSRE entered into a loan agreement with a group of institutional companies to finance the building of an addition to the Hadar Mall, which has since been completed. The lenders extended an amount of NIS 125 million over a period of 10 years during which an aggregate of NIS 42.5 million will be repaid in 17 bi-annual payments commencing on the 18th month subsequent to the date of the loan, and the remaining sum will be repaid in a one-time payment at the end of the loan term. BSRE has the option to obtain an additional loan of NIS 40 million upon the completion of the construction. The loan is linked to the CPI and bears annual interest of 4.1%. As collateral for the repayment of the loan, BSRE placed a charge on its rights in the Hadar Mall.

Offices

BSRE is the owner of the following major office building and properties designated for office building construction:

Comverse Building, Ra’anana – BSRE has completed construction of a 23,000 square-meter office building on real property it owns in Ra’anana and a 3,500 square-meter basement and 900 parking spaces (the “structure”), most of which has been leased to Comverse for a period of 10 years with projected monthly lease payments in the first period of NIS 1.8 million, with a renewal option for an additional 5 years, during which the rental fees would increase by 7.5% (the “Comverse Building Project”). In addition, BSRE has undertaken to erect a surrounding structure at an estimated cost of NIS 200 million and to perform all of the finishing work, if requested by the third party leasing the structure (the "Lessee"), which is estimated at a cost of NIS 75 million, and BSRE will be entitled to receive 7.5% of the cost in addition to the rental fees. BSRE completed construction of the shell and transferred usage rights to the Lessee during the fourth quarter of 2014. Following a request by the Lessee to minimize the leased property, the initial monthly lease payments are approximately NIS 1.8 million (BSRE is entitled to NIS 0.9 million).

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

On March 31, 2014, BSRE entered into an agreement with Harel for obtaining a credit of up to NIS 105 million to finance BSRE's share in the establishment of the Ra'anana property. The amounts used from the credit line will be considered as a loan and will bear variable interest linked to the prime rate. The loan principal is payable in 15 years effective from May 2015. To secure the loan, BSRE pledged its rights in the office building including related rights. The agreement prescribed terms allowing the lenders to put up the loan for immediate repayment, including financial covenants with respect to the project. As of March 31, 2015, BSRE had not drawn down any amounts from the credit line.

Warehouses and Logistics Areas

Below is a short description of the logistics areas owned by BSRE:

Kibbutz Eyal - BSRE and Eyal Microgal Ltd. (“Eyal Microgal”) signed an agreement for the development of a 57 dunam property for storage and logistics usage. Pursuant to the agreement, BSRE and Eyal Microgal jointly hold in equal parts a new company, Eyal Baribua Ltd. (“Eyal Baribua”), to which Kibbutz Eyal transferred the property in February 2011. In addition, pursuant to this agreement in February 2011, BSRE transferred to Eyal Baribua an amount based on the purchasing costs, development costs and an additional cost. Upon these transfers, the parties entered into a statement of work for the development project, pursuant to which, among other things, BSRE was issued 200 shares in the new company, which as of March 31, 2015 represented 50% of the issued and outstanding shares of Eyal Baribua. The Israel Land Authority has approved the allocation of only 41.5 dunam for Eyal Baribua. A building permit has been obtained, and the joint company is in the process of constructing the logistics center in an area of 28,000 square meters. In June 2014, the construction of the logistics was completed, with Mega Retail commencing operations of the logistics center in July of 2014 according to the lease agreements between BSRE and Mega Retail.

BSRE and Mega Retail are party to a lease agreement, pursuant to which BSRE is constructing the logistics center in Kibbutz Eyal to be leased by Mega Retail. The lease is for a period of 15 years from the beginning of use of the property with an option to renew for additional three year periods (but not to exceed a total renewal period of 24 years) for an annual payment equal to 8.7% to 9% of the total investment made by Eyal Baribua in acquiring and building the logistic center, according to the calculation mechanism and orders provided for in the lease agreement.

Eyal Baribua has a credit facility from a bank in the amount of approximately 97.5 million. Eyal Baribua created liens in favor of the bank, including a lien on all of its rights in the land, a floating charge on the project, a pledge and assignment by way of pledge of BSRE’s rights under the lease agreement with Mega Retail.

Property in development

•	Wholesale Market Company - On May 31, 2012, BSRE, Gindi Investments 1 Ltd. and an additional entity controlled by Moshe and Yigal Gindi completed the purchase of long term lease rights to a property in the wholesale market site in Tel Aviv (the “Wholesale Market Project”) for the purpose of building and marketing on the property an apartment building complex and a shopping mall from the municipality of Tel Aviv and the Wholesale Market for Agricultural Produce in Tel Aviv Company Ltd. (the “Wholesale Market Company”). As of December 31, 2014, BSRE owned 49.5% of the company that owns the residential building rights and 50% of the company that owns the commercial building rights. The property consists of building rights of approximately 97,460 square meters, of which approximately 62,640 square meters are designated for residential use, approximately 10,320 square meters are designated for mixed use (including for residential, office and/or retirement home use), and approximately 24,500 square meters are designated for commercial use, part of which would be located on the ground floor of the residential buildings. Within the framework of the approved plan, the Wholesale Market Project will include 11 buildings, each consisting of 14 floors. The Wholesale Market Project includes 722 residential units for sale and 54 units which will be leased in accordance with certain criteria determined by the Municipality of Tel Aviv and the Purchasers. It is contemplated that the Wholesale Market Project will contain approximately 33,000 square meters leased space for commercial use. Building permits for all the residential units had been granted as well as permits for the commercial space.

On June 26, 2013, the Residence Company and the Mall Company entered into a financing agreement with banks pursuant to which the banks would extend financing and credit facilities to the Residence Company in the amount of NIS 2 billion for granting guarantees and financing and credit lines of up to NIS 450 million to the Mall Company for completing the construction of the mall basements and foundation. The credit lines are payable on March 31, 2016 (the final payment date). The Mall Company may repay the entire credit by an early payment subject to the conditions stated in the financing agreement. To secure the liability of the Residence Company, BSRE provided a constant guarantee of NIS 25 million, and to secure the liability of the Mall Company, BSRE provided a constant guarantee of NIS 50 million. On August 8, 2013, the financing agreements became effective, and the Residence Company repaid a loan provided by the bank against release to the Residence Company of advances which had been received from apartment purchasers in an amount equal to the full amount of the loans and were held in deposits until effectiveness of the financing agreement. In March 2014, the Mall Company and the banks amended the financing agreement pursuant to which the banks will provide an additional NIS 50 million to the existing credit line until September 2014 (subsequently extended to April 2015). Following this amendment, the Mall Company and the banks entered into an additional amendment to the financing agreement for a NIS 50 million addition to the credit line, bringing the total credit line to NIS 550 million. As of December 31, 2014, the Mall Company had utilized NIS 540 milion from the total credit line. During 2014, the Mall Company estimated that it would not complete the project within the agreed timeline and budget as determined in the financing agreement from June 26, 2013 and the loan was classified as a short - term loan until December 31, 2014. As of March 31, 2015, the Mall Company and the banks entered into an additional amendment of the financing agreement in order to revise the timeline and budget, and the banks agreed in principle to extend the loan amount up to an aggregate NIS 1 billion. The parties have yet to execute an agreement to that effect.

On August 31, 2014 City Core entered into an agreement with a construction contractor for the construction of four residential buildings, comprising a total of 276 housing units for consideration of NIS 150 million. The construction period under the agreement is 19 months commencing on the date the construction site is received by the contractor. The agreement includes provisions for provision of bank guarantees to City Core, bonus payment and late penalty payment mechanisms.

On November 10, 2014 City Core entered into an agreement with an additional construction contractor for the construction of three residential buildings, comprising a total of 223 housing units for consideration of NIS 127.2 million. The construction period under the agreement is 20 months (with a three month grace period) on the date the construction site is received by the contractor. The agreement requires the contractor to undertake to provide bank guatantees to City Core and includes mechanisms for bonus payments and late penalty payments.

On November 11, 2014 City Core entered into an additional agreement with a construction contractor for the construction of three residential buildings, comprising a total of 223 housing units for consideration of NIS 127.2 million.

•	As of March 16, 2015, City Core entered into commitments for 696 sale agreements with apartment purchases for NIS 1,740 million (including VAT) and received advances of NIS 1,167 million (including VAT). Down payments for such apartments reached 67% of the aggregate consideration amount for the purchased apartments.

Properties with development potential

As of December 31, 2014, BSRE had rights to build a total of 103,000 square meters (80,000 square meters mainly for commercial purposes and 23,000 square meters for residential purposes). Because the utilization of building rights is dependent on economic feasibility, satisfaction of various conditions, payment of costs and other factors, it is not clear if and when BSRE will utilize these building rights

Point Wells, Washington

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

According to the development agreement signed between the parties, BSRE Point Wells, LP will take action to initiate a detailed plan for approving the construction of at least 2,000 residential units on the property. All of the expenses connected with the approval of the change of zoning, including the initiation and preparation of a detailed plan, will be borne by BSRE Point Wells, LP. BSRE assesses that these expenses will amount to approximately $7.4 million (which is $5.5 million capitalized). If the detailed plan is not approved and/or if it does not contain at least 2,000 residential units, BSRE Point Wells, LP will bear no responsibility to POW and/or PPC. In consideration for PPC’s right to participate in the development of the property and in the proceeds that will be received from the sale of the property to a third party after the enhancement thereof, PPC will pay BSRE Point Wells, LP quarterly participation fees in a sum of $440,000, which will be paid commencing from July 1, 2010 and throughout the entire License Period.

The development agreement further stipulates provisions regarding a division of the consideration that will be received from the sale of the property to a third party after the change of zoning and enhancement of the property.

Givon Parking

In July 2010, Gindi was awarded a tender to Build Operate and Transfer (“BOT”) a parking lot in Tel Aviv (“Givon Parking”) for approximately 1,000 parking spaces adjacent to the Wholesale Market Project. In August 2010, BSRE joined Gindi in this project as a 50% joint venture partner. On October 11, 2011, BSRE received a notice from Tel Aviv municipality that all of the conditions to approve the BOT agreement of “Givon Parking” in Tel Aviv had been satisfied. In return for constructing the parking lot, BSRE and its partners will be entitled to operate and collect rental fees for parking for a period of 23 years from delivering the authority for use of property. On November 13, 2011 BSRE received the right to use the property for constructions work. Construction of the parking lot was completed in September of 2014. Development of the public area on the roof of the parking lot is planned for completion by the end of the second quarter of 2015. The parking lot obtained a Form 4 prior to operation and BSRE is working towards obtaining final approval to operate the parking lot. The total cost for establishing the parking lot, including related costs, is estimated at NIS 144 million ($37 million), and the share of BSRE is approximately NIS 72 million ($18.5 million). On December 12, 2011, BSRE and its partners signed an agreement with the bank for the funding of approximately 80% of the parking lot construction’s costs, and the credit lines provided for financing the project were in the aggregate amount of NIS 115 million (approximately US $33 million). As of December 31, 2014, BSRE and its partners had utilized NIS 94 million (approximately US $24 million) of the credit line. BSRE and its partners determined material issues regarding the construction and the management of the parking lot in which an unanimously decision is required, and principles regarding dilution of each of the parties’ rights in the event that one of the parties will not invest the amounts that such party obligated to invest. The parking lot was opened for use in April of 2015.

During 2014, BSRE invested a total amount of NIS 80 million, including investments in rental offices and areas used for commercial and industrial development. Additionally, BSRE jointly controlled entities which invested NIS 104 million during 2014.

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

In addition, it is expected that there will be an increase in the supply of office space in Israel in the short and medium term, reflecting the increase in the number of building starts and their anticipated completion in the upcoming years, which may result in a slight decline in occupancy rates in offices in the medium term. In shopping centers, the occupancy rate is high and even rose in 2014.

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

Regulations for Equal Rights for Persons with Disabilities (accommodations for accessibility in a public place which is an existing building)

On November 3, 2011, the Regulations for Equal Rights for Persons with Disabilities (accommodations for accessibility in a public place which is an existing building), 2011 was approved and published. For additional information, see “Item 4. Information on the Company – B. Business Overview – General Government Regulation.”

BSRE’s Strategies

Our strategy for our real estate activities is to become a substantial owner of yield-generating properties and developer of commercial real estate through our subsidiary, BSRE. To achieve this goal, we intend to pursue a number of operating and growth strategies, which include:

•	management and lease of rental properties, development and improvement of existing properties and building rights. BSRE’s rental properties are leased to companies in Alon Blue Square group and to third parties;

•	locating and initiating real estate investments in Israel and abroad while expanding and diversifying BSRE’s asset portfolio;

•	rental of properties owned by BSRE;

•	cautiously examining the expansion of activities abroad;

•	focusing on rental property designated as trading, logistics and offices; and

•	submitting requests for approvals from municipalities in order to add usage rights, re-categorize land rights, and add building rights to its properties.

Additional Business Information Relating to our "Other" Segment

Related Businesses

Diners Israel

We own 49% (36.75% Alon Blue Square and 12.25% Dor Alon Financing Ltd.) of the shares of capital stock of Diners Club Israel Ltd. (“Diners Israel”), a privately held Israeli company established in 1957 which develops payment solutions and financing tools. The remaining 51% is owned by Credit Card for Israel Ltd (“CAL”), a credit card company in Israel which itself is a subsidiary of Israel Discount Bank Ltd. Diners Israel is an Auxiliary Corporation under the Israeli Banking (Licensing) Law, 5741-1981.

Diners Israel's income is comprised mainly of commission received for managing credit card transactions, providing payment solutions to its customers, and financing from credit paid by its customers. Diners Israel controls Diners (Financing) Ltd., through which it provides part of its services. Diners Israel directly issues, markets and operates the "Diners" brand credit cards, valid both in and outside of Israel, and is party to issuance agreements with certain banks. By virtue of its exclusive license granted by Diners Club International, Diners Israel operates as both a credit card issuer and transaction acquirer.

Credit Card Issuance

Diners Israel issues credit cards to its customers who use them to purchase goods and services from various businesses. Credit card holders are charged various fees for ongoing management of the card. Diners Israel issues two types of credit cards (i) bank cards, which are issued to customers of various banks with which Diners Israel entered into agreements, and (ii) non – bank cards, which are issued directly by Diners Israel to its customers.

In addition, Diners Israel offers its customers different types of loans and debt repayment schemes (such as deferred debt, credit, credit rolling, fixed monthly payments, and varying monthly payments for Cal Choice customers).

It mainly receives income in the credit card issuance sector from the following sources:

•	commission payable by card holders, such as card fees, deferred payment commission and currency exchange commission for foreign currency transactions; and

•	financing income on account of credit granted to its customers.

The main expenses in this sector include operational expenses related to the issuance of the credit cards, selling, marketing, and advertisement expenses, promotional and expenses, expenses related to credit losses, and payments to the issuing banks.

Diners Israel's competitors in this sector are Isracard Group, controlled by Bank Hapoalim, and Leumi Card, controlled by Bank Leumi.

Acquisition of Credit Card Transactions

In this sector, the credit card company assures the businesses using its services that, subject to the agreement in place, it will cover payments businesses (which were approved and verified by the issuing company) made by credit card holders purchasing goods and services from such businesses.

This sector includes businesses in various sectors that entered into credit card transaction acquisition agreements with Diners Israel, including national chains which accept "Diners" credit cards. Pursuant to the credit card transaction acquisition agreements, Diners Israel clears transactions made using credit cards issued by Diners Israel. Businesses are charged a commission which is deducted from the aggregate transaction amount once it is received from the card holder.

Diners Israel mainly receives income in the acquisition of credit card transactions sector from the following sources:

•	service commissions, such as joining fee, information verification fee, and management fee; and

•	income on account of withholding and upfront payments granted to businesses.

The main expenses in this sector include, customer recruitment and retention expenses joint marketing expenses with the businesses, printing and mailing expenses related to payment notices, recycling fees, and operational payments made to the banks and ATMs.

The acquisition of credit card transaction sector is characterized by high levels of competition among credit card companies. Diners Israel's main competitors are the Isracard group, which clears transactions for "Isracard", "Mastercard", "Visa", and "American Express", and Leumi Card, which clears transactions for "Isracard", "Mastercard", and "Visa".

Diners Israel's operations in both sectors have been characterized in recent years by frequent technological changes, such as the use of "smart cards". Within the framework of Diners Club International's efforts to minimize credit card related crimes and fraud, it has taken steps to improve the security features on "Diners" branded credit cards. Among other measures, members of the Diners Club International network were requested to transition to the use of smart cards which make unauthorized credit card use and credit card fraud difficult. To this end, Diners Israel began issuing "Diners" smart cards in February 2015.

Under the original agreement with CAL from 2005, Alon Blue Square and Dor Alon were entitled to share with CAL the net income of Diners Israel in connection with the activities of the credit cards bearing the “You” name based on their respective ownership interests in Diners Israel, and a share of the net income of Diners Israel in connection with the activities of the credit cards not bearing the “You” name based on certain thresholds set in the original agreement. In addition, Diners signed an agreement with CAL pursuant to which Loyalty Plan members are to be issued Mastercard “You” credit cards in addition to Diners “You” credit cards. On May 25, 2011, our management agreed to an amendment to the agreement of principles between CAL, Diners Israel, Alon Blue Square, Dor Alon, and the Alon Blue Square-Dor Alon Joint Loyalty Plan Partnership, and in July 2011, all conditions precedent set forth in the agreement were completed, and the amendment to the agreement became effective. Pursuant to the amendment, Alon Blue Square and Dor Alon have the right to 49% of the profits of Diners Israel Ltd., both related to the “You” bearing credit cards, and to all other credit cards issued by Diners, effective as of January 1st, 2011 (with the exception of certain activities the profits of which is allocated to the parties per their respective holdings from July 1st, 2011). Alon Blue Square and Dor Alon repaid the non-recourse loan granted to them by CAL for the purchase of the shares, in the amount of NIS 36 million (the amount includes accrued interest). The amendment also includes a calculation method for the purchase of the 49% of Diners owned by us and by Dor Alon in the event the agreement between Diners and the Loyalty club will not be extended. Additionally, the amendment sets the terms as to the business relationship between the parties and extends the agreement until December 31, 2015, which was subsequently extended until 2019 based on approved changes to the agreement made on September 23, 2014. These approved changes included the following: (i) CAL will have a call option to buy the Company's share, when, upon renewal of the club agreement, if the Company opt not to do so, or when the agreement is cancelled as a result of a breach caused by the Company; the Company will not be able to exercise its  put option, in any of these circumstances, (ii) the cost for exercising either CAL's call option, or the Company's put option, will be based on the fair value of Diners at that time, as determined by an agreed upon evaluator. The distribution of dividends will continue to follow the original agreement. Consequently, until the repayment of certain earnings amounting to approximately NIS 75 million (prior earnings that did not arise from the "YOU" club activities), CAL will receive 75.5% and the Company will receive 24.5% of any such distribution. As at December 31, 2014, the balance of such earnings was approximately NIS 25 million.

As of December 31, 2014, the total number of credit cards issued by Diners Israel was approximately 290,000.

In June 2014, Diners entered into an agreement with El Al Israel Airlines Ltd. (El Al) to issue credit card of the "FLY CARD" brand. The credit cards will confer on the card holders unique benefits which include among others, accumulating frequent flyer points of El Al for making transactions using the FLY CARD credit cards. In addition, an agreement was signed between YOU club and El Al under which FLY CARD holders of Diners will be members of the YOU club and will enjoy an accelerated points accumulation for their purchases in most of the group's points of sale such as: YOU, Mega, Na'aman, and Vardinon.

See “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions” for more information on the agreement with El Al, CAL and Diners Israel.

Alon Cellular

In March 2011, Alon Cellular received a MVNO license from the Israeli Ministry of Communications, which enabled Alon Cellular to add cellular services to the services that the Company offers to its customers. In December 2011, Alon Cellular entered into an agreement with Partner Communications Ltd. for launching cellular services in an MVNO model. The Company launched its cellular activity in 2012. In December 2013, Alon Cellular entered into an agreement with Pelephone Communications Ltd. for the use of its cellular network, and currently has approximately 100,000 users. Allon Cellular launched its fourth generation mobile network and is considering penetrating auxillary markets, such as internet provision and cellular accessories. The cellular market is characterised by heavy competition and price decreases such that even more established cellular companies are experiencing a decrease in their profits. For additional information, see “Item 4. Information on the Company – A. History and Development of Alon Blue Square.”

Dr. Baby – which sells baby and young children accessories operates 13 stores, and through other wholesale channels. The Company is evaluating its continued operation in this industry with its main competitors being store chains "Motzezim" and "Shilav".

Distribution and Logistics Center - Our distribution and logistics center in Beer Tuvia, which is 100% held by BSRE and operated by the Bee Group, is used for storage and distribution of Non-Food and Near-Food products for our Non-Food chains and our supermarket stores, and to third parties. The distribution center is operated on an approximately 24,000 square meter site and is currently leased to Bee Group by BSRE. As of March 31, 2015, the distribution center was not fully occupied, and therefore was not operating in full effectiveness. The Bee Group has secured a number of third party tenants for the distribution center is currently searching for additional tenants.

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

Regulations for Equal Rights for Persons with Disabilities

On November 3, 2011, the Regulations for Equal Rights for Persons with Disabilities (accommodations for accessibility in a public place which is an existing building), 2011, were approved and published. The regulations require that until November 1, 2017public service providers to make necessary modifications at their own expense to ensure that their services are accessible to people with disabilities. The provision of public services is defined, among other things, as services provided in a public place. According to the Equal Rights for Persons with Disabilities Law, 1998, supermarkets are considered public places. The regulations include various requirements to increase accessibility for people with disabilities in public places to be implemented within the timeframe provided in the proposed regulations, such as modifying passages between fixtures in public places, modifying procedures, proceedings and customs, modifying signposts and public address and loudspeaker systems, installing aids and accessories to ensure accessibility and to provide services to aid in ensuring the accessibility of services for people with disabilities, publicizing the accommodations made to ensure accessibility of, appointment of a coordinator to ensure accessibility, among others.

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

Banking and Credit Card Regulations

On February 12, 2014 the Anti – Trust Authority published draft regulations for public comment which dealt with increased efficiency and competition in the credit card industry. After reviewing market failures, it recommended solutions in the following areas (i) debit transactions, (ii) advancing time of payment between card issuers to credit card transaction acquisition companies in deferment transactions, and (iii) development of various advanced payment mechanisms. On February 10, 2015, the regulatory authority published a notification, which, among other things, obligates banks to offer their customers with savings accounts the possibility to use debit cards. Diners Israel is required to comply with such regulatory requirements and cannot evaluate whether they will have a material effect on their operations.

Committee for Limiting Use of Cash

On July 17, 2014 a report was published by the Committee for Limiting Use of Cash in the Israeli Market pursuant to which (i) transactions made in cash will be initially limited to an amount of NIS 10,000, with subsequent potential decreases to NIS 5,000, (ii) limit on cash transaction between individuals to NIS 15,000, and (iii) limit on use of checks which have previously been issued. The committee also advanced platforms for use of advanced electronic payment methods. Draft legislation adopting the Committee's recommendations was approved by the government in February 2015.

Banking Law (Licensing) (Credit Acquisition Transactions)

On August 15, 2011 the Banking Law (Licensing) (Credit Acquisition Transactions) - 2011 was published. The law addresses four main topics: (i) regulating the credit card transaction acquistion market by granting acquistion permits by the Bank of Israel, (ii) opening the card issuance market for increased competition, (iii) opening the credit card transaction acquisition market for increased competition, and (iv) regulating of the withholding market. The Bank of Israel published regulatory requirements regarding this law in May of 2013.

Law for Enhancement of Competition and Reduction of Concentration

The "Law for Enhancement of Competition and Reduction of Concentration" – 2013, or (the "Concentration Law") established, among other matters, that when granting any national rights, permits and licenses to use national resources ("Rights"), the applicable regulating agency must take into account, in addition to all other matters, the advancement of competition in that specific sector and anti - concentration in the economy as a whole. Under the Concentration Law, certain companies, such as Dor Alon, are considered "concentration groups" as they relate to the petroleum industry, LPG, or industries where a natural gas marketing permit is required

C.	Organizational Structure

We operate our Fueling and Commercial Sites segment through our 78.43% subsidiary, Dor Alon, which is listed on the TASE. Dor Alon is one of the four largest fuel retail companies in Israel based on the number of filling stations and a leader in the field of convenience stores. Dor Alon operates a chain of 208 filling stations and 215 convenience stores in different formats in Israel.

We operate 185 of our supermarkets through our wholly-owned subsidiary, Mega Retail and 12 supermarkets are owned and operated by our 51% subsidiary, Eden Teva. Mega Retail leases from BSRE and third parties the real estate underlying the stores that it operates.

We operate all of our “Housing and Textile” outlets through our wholly owned subsidiary Bee Group, which in turn held, as of March 31, 2015, approximately 77.51% of the outstanding shares of Naaman Group (N.V.) Ltd. The shares of Naaman are traded on the Tel Aviv Stock Exchange.

We operate our Real Estate segment through our TASE traded 63.71% subsidiary, BSRE, which owns, leases and develops yield generating commercial properties and projects. Below is a chart indicating our holdings in our material subsidiaries as of March 31, 2015:

* Listed on the Tel Aviv Stock Exchange.

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

Alon Blue Square owned all of the outstanding shares of Mega Retail as of March 31, 2015. Mega Retail, in turn is the owner of our interests in a number of its other subsidiaries and affiliates.

Alon Blue Square owned 63.71% of the outstanding shares of BSRE as of March 31, 2015. The balance of BSRE’s outstanding shares is publicly held and traded on the Tel Aviv Stock Exchange. Alon Blue Square receives fees from BSRE as payment for the management services it provides to BSRE for the Chairman of the board of directors services, financial and accounting management services (including bookkeeping), computer management and maintenance service, legal consulting and corporate secretary services, office space and related office services, and internal audit services.

Alon Blue Square owned 78.43% of the outstanding shares of Dor Alon as of March 31, 2015.

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

Set forth below is a list of our significant holdings as of March 31, 2015. The companies marked with an asterisk (*) are not consolidated in our financial statements.

Company (1)	Operations	% Ownership Held by Alon Blue Square

Mega Retail Ltd.(2)	Supermarkets and baby and young children products	100

Bee Group Retail Ltd.(3)	Retail and wholesale of houseware and home textile and leisure	100
Dor Alon Energy in Israel (1988) Ltd.	Filling stations and convenience stores	78.43
Blue Square Real Estate Ltd.(4)	Real estate	63.71

Diners Club Israel Ltd.* (5)	Credit cards	49

(1)	All companies are incorporated under Israeli law.

(2)	As of March 31, 2015, Mega Retail Ltd., held approximately 51% of the outstanding shares of Eden Briut Teva Market Ltd. and 100% of Dr. Baby.

(3)	In October 2010, we increased our holding in Bee Group Retail Ltd. to 100%. As of March 31, 2015, Bee Group Retail Ltd., held approximately 77.51% of the outstanding shares of Naaman Group (N.V.) Ltd., which is traded on the Tel Aviv Stock Exchange.

(4)	As of March 31, 2015, BSRE held approximately 50% of the outstanding shares of Tel Aviv City Mall Ltd., and 49.5% of the outstanding shares of Tel Aviv Towers Ltd. The remaining shares of BSRE are held by the public and institutional investors and traded on the Tel Aviv Stock Exchange.

(5)	The remaining shares of Diners Club Israel Ltd are held by Credit Cards for Israel Ltd. (51%), a subsidiary of Israel Discount Bank Ltd. See “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions” for information with respect to our rights as a shareholder of Diners Israel.

D.	Property, Plants and Equipment.

For details regarding the properties that we and our subsidiaries own and/or lease, see “Item 4. Information on the Company – B. Business Overview – Supermarkets –Operations,” “Item 4. Information on the Company – B. Business Overview – Fueling and Commercial Sites – Our Strategies,” “Item 4. Information on the Company – B. Business Overview – Houseware and Textile,” and “Item 4. Information on the Company – B. Business Overview – Real Estate.”

In 2014, Mega Retail closed 19 supermarkets with a total area of 50,000 square meters and also opened approximately three supermarkets with a total area of 4,300 square meters of store space in localities whose populations are currently under-served by supermarkets or in localities in which we do not have sufficient market presence. In 2014, we reduced 14,300 square meters of store space.

During 2014, we spent more than NIS 100 million (or $25.7 million at the exchange rate as of December 31, 2014) on the acquisition and development of new store branches and the remodeling of our existing supermarkets.

In July 2014, a lot constituting a part of the logistic center in Rishon Lezion was sold for NIS 35 million. In December 2014, the logistic center was sold for NIS 95 million. A total of NIS 65 million were deposited in trust and were transferred on January 4, 2015. The remaining consideration is secured by a financial guarantee of the purchasers and will be paid until the end of March 2015. Exclusive possession of the logistic center was delivered in favor of the purchasers on December 31, 2014. The profit from the sale amounted to NIS 57.0 million before taxes, of which NIS 29 million was recorded in other gains in the fourth quarter of 2014.

During 2014, six branches were reclassified as investment property as a result of closing such branches.

Generally, franchisees of our Houseware and Textile chains lease their own store space directly. However, there are a few franchisees that either sublease their stores from the relevant subsidiary, or lease their stores jointly with such subsidiary. All our non-food stores that are operated directly by our subsidiaries and not by franchisees, lease their own store space.

In 2015 and 2016, we plan to open approximately eight to ten additional filling stations. For additional information, see “Item 4. Information on the Company – B. Business Overview – Fueling and Commercial Sites.”

For further information regarding our real estate, including the transfer of the Company’s real estate to BSRE and the transfer of Mega Retail’s real estate to BSRE, please see “Item 4. Information on the Company - B. Business Overview - Real Estate” and “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions.”

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

General

Most of our activities are located and operated in Israel. We operate in four reporting segments. As of December 31, 2014, we were the largest retail company in Israel based on the number of stores. In our Supermarkets segment, we are the second largest food retailer in the State of Israel. In our Fueling and Commercial Sites segment, we operate a chain of filling stations and convenience stores in different formats in Israel, and we are considered to be one of the four major gas companies in Israel. In our Non-Food segment, we sell “Houseware and Textile” items both in standalone retail outlets and in our supermarkets. In our Real Estate segment, we own, lease and develop yield-generating commercial properties and projects. Activities that do not meet quantitative thresholds in order to constitute a separate segment consist of, Dr. Baby, the cellular activity and the Company’s share in Diners Club Israel (issuance and acquistion of credit card transactions) and are presented under Other Activities. Virtually all of the Company’s activities are located in Israel.

We are exposed to trends and developments in the Israeli economy in general, and in the food and non-food products, fuel and real estate industries in Israel in particular. An economic slowdown could cause a decline in demand for our products, impacting negatively on our profitability and exposing us to customer credit risks. According to the Central Bureau of Statistics and The Bank of Israel, from the second quarter of 2012, the Israeli economy displayed signs of a slowdown, among others, due to the global financial crisis, especially in Europe. In 2014, the economic growth in Israel was approximately 2.8% compared to 3.3% in 2013. We cannot predict the duration of the uncertainty in the global economy in general, and particularly in regards to Israel.

As a result of continued increased awareness of the high cost of living in Israel, it is expected that reducing the cost of living in Israel will be high on the legislative agenda of the Knesset. These developments may have a material impact on the Israeli economy in general as well as the industries in which we compete. See “Item 3. Key Information – D. Risk Factors – Risks Related To Our Supermarkets – The enactment of new laws and regulations, including the legislation in favor of “Promoting Competition in the Food Industry”, may materially adversely affect our sales and profits, including limiting our ability to purchase additional stores or obligate us to sell some of our stores”, and “Item 3. Key Information – D. Risks Related – Risks Related To Fueling and Commercial Sites – Dor Alon is exposed to risks associated with the reduction of the marketing margin of petroleum products, which may influence the financial results of Dor Alon” for more information.

Supermarket Segment

In 2014, a slowdown in the growth of the Israeli economy affected consumer confidence. According to Nielsen, the quantity of food, beverages, home products and near food products purchased by consumers in Israel declined by 1.4% in 2014 as compared to 2013. This trend has continued in the beginning of 2015 according to a report by Nielsen issued in March 2015. In addition, supermarket chains of our competitors have continued to expand. Other supermarket chains have continued to aggressively increase their market share and expanded their presence in locations throughout Israel, often geographically beyond their original locations, increasing competition in an already difficult market. The low barriers of entry, including the relatively low cost of establishing a new smaller supermarket has contributed to the increase in number and expansion of smaller supermarket chains in recent years. In addition, in recent years other supermarket chains have transitioned from competing only in the local neighborhood markets to competing on a national scale with a joint private label which competes with the private labels of the large supermarket chains. The increased competition and the decline in consumer spending in the food retailing business in Israel affected our sales and profitability in the supermarket segment in 2014, and Mega incurred significant losses during 2014, including an operating loss of approximately NIS 277 million, or $71 million.

To address these issues, Mega Retail's management has developed a plan with respect to Mega and its subsidiaries, which was approved by the bPoard of directors, including, among other things, (i) streamlining and layoffs; (ii) reduction of advertising and other discretionary expenditures not essential for on-going operations; (iii) reduction of inventory; (iv) minimizing capital investments to not more than necessary to maintain the proper operation of equipment and facilities; and (v) disposal of operations of stores. In addition to the measures included in the Plan, the Company has committed to provide additional funding to support Mega Retail in an aggregate amount not to exceed NIS 240 million, or $62 million, to assist Mega Retail if peak temporary liquidity needs arise and if the disposal of the operations of stores is not effectuated in accordance with the schedule provided in the Plan.

We own approximately 51% of the holdings of Eden Teva, which operates organic/health food supermarkets and cater to the growing local demand for organic, natural and health food. By the end of 2014, we operated 22 Eden Teva stores, 10 of them in Mega stores, with Alon Blue Square the clear leader of Israel’s organic/health food sector. Eden Teva incurred operating losses in 2014 and requires financing in order to meet its operating needs. We have commercial disagreements with the minority shareholder of Eden Teva, who also serves as the CEO of Eden Teva, with respect to the responsibility of the shareholders to finance the operations of Eden Teva. We believe that resolution of said disagreement and reduction of operating expenses at Eden Teva will improve the financial status of Eden Teva.

We are maintaining and strengthening our market position by rebranding our store formats, renovating and improving existing stores, evaluating the strategic positioning of some of our stores, adjusting the format of some of our stores, all in order to meet the needs of our customers. Our new operating model focuses on our customers’ needs by implementing policies and an organizational structure to suit customers’ needs.

We currently operate our supermarket stores under three main categories: Discount chains, Quality and Service chains and Mega@Internet website. In order to meet the needs of our customers, both the Discount chains and Quality and Service chains have regional stores and local neighborhood stores. The Discount chains include the regional store brands “You” and “ZolBeShefa” and the local neighborhood store brand “You Neighborhood Store”. The Quality and Service chains include the regional store brand “Mega”, the local neighborhood store brand “Mega in Town” and the organic, natural and health product store brand “Eden Teva”. In planning the mix of our stores, we have taken a regional view, with the goal of bringing our store brands within the shopping range of every Israeli consumer.

As part of our strategy to improve our competitive position, during 2014, we continued working to increase sales of our “Mega” line of private label goods that are sold in our supermarkets. Private label products provide customers with an attractive alternative selection of products that are comparable in quality to name brand products. We believe that our private label products enhance customer loyalty, differentiate our stores from those of our competitors and provide a competitive product to those offered by our suppliers. In addition, usually average gross profit from private label products is higher than the average gross profit from other products.

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

In an effort to improve our competitive position in this segment, we anticipate opening and operating approximately eight to ten additional filling stations during 2015 and 2016 as well as investing additional capital to renovate our existing filling stations and convenience stores. In addition, we intend to expand the chain of convenience stores outside of our filling stations, as well as the activities of our countryside stores.

Houseware and Textile Segment

As of March 31, 2015, through Bee Group Retail Ltd. (“Bee Group”), we held approximately 77.51% of the outstanding shares of Naaman Group (N.V) Ltd. (“Naaman”), one of Israel’s major branded houseware retailers and wholesalers, which imports and markets various houseware products, such as kitchen utensils, cutlery and dinner sets.

Real Estate Segment

Through our subsidiary BSRE, we are engaged in generating yield from commercial centers, logistics centers and offices, land for capital appreciation and deriving long-term yield as well as developing projects, which include tens of thousands of square meters of construction rights in different stages of design and construction, such as a partnership in a mall (50% ownership), residential (49.5% ownership) and parking lot (50% ownership) projects in the wholesale market complex in Tel Aviv, expanding the Hadar Shopping Mall (50% ownership) and property designated for a offices in Ra’anana (50% ownership), and the purchase of property in Point Wells, Washington while changing the land use designation from a heavy industrial area to a residential area. As of December 31, 2014, BSRE had rights to build a total of 103,000 square meters at different stages of construction (including the projects mentioned above).

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

Diners

We hold 49% of Diners Club Israel Ltd., which engages in issuing and aquiring Diners credit cards in Israel. Diners Club Israel Ltd. is a franchisee of Diners Club International until 2017. In addition, we are offering our clients credit cards for the You customer loyalty program.

As December 31, 2014, we had Non-Food outlets operated by Kfar Hasha’asuim under the brand names “Kfar Hasha’ashuim” and “All For A Dollar”. In February 2014, we completed the sale of 65 percent of our holdings in Kfar Hasha’ashuim, and we currently hold 35% of Kfar Hasha’ashuim.

Additionally, we operate under the "Dr. Baby" brand – which sells baby and young children accessories.

Operating Results

The following table sets forth certain statement of income data as a percentage of sales for the periods indicated:

	2013	2014
	%	%
Continuing Operations
Sales	100.00	100.00
Gross profit	21.7	21.9
Selling, general and administrative expenses	20.8	22.2
Operating profit	1.3	0.5
Taxes on income	(0.1)	2.0
Net income for the year from continuing operation	(0.7)	(3.4)

Discontinued Operations
Net loss from discontinued operation	(0.3)	0.0

Year Ended December 31, 2014 compared with year ended December 31, 2013

The statements of income, including comparative figures, have been restated to separate the results of discontinued operations from continuing operations and presented them separately after the income from continued operations. The statements of income, including comparative figures of Supermarkets segment, have been restated to separate the results of branches which were resolved to cease their operations. Operating segment reporting presents the segments’ results from continued operations before taxes.

Gross revenues. Revenues (including government levies) for 2014 amounted to NIS 14,048.0 million (U.S. $3,612.2 million) as compared to revenues of NIS 14,860.9 million in the comparable period last year, a decrease of 5.5% mainly in the Supermarkets segment and Fueling and commercial sites segment.

Net revenues. Net revenues amounted to NIS 11,060.9 (US$ 2,844.2) compared to revenues of NIS 11,886.3 million in 2013, a decrease of 6.9%.

Revenues of the Fueling and Commercial Sites segment – amounted in 2014 to NIS 4,859.6 million (U.S. $1,249.6 million) as compared to NIS 5,140.5 million in the corresponding period last year, a decrease of 5.5%. The main decrease was due to decrease in fuel prices.

Revenues of the Supermarkets segment – amounted this year to NIS 5,442.9 million (U.S. $1,399.6 million) as compared to NIS 5,773.6 million in the corresponding period last year, a decrease of 5.7%. The main decrease in sales mainly derived from decrease in consumption, increased competition, price reduction and from the conversion of 27 branches to YOU chain, which sells at lower prices, which were closed during their conversion period.

Revenues of the Houseware and Textile segment – amounted this year to NIS 300.2 million (U.S. $77.2 million) as compared to NIS 300.6 million in the corresponding period last year.

Revenues of the Real Estate segment – amounted this year to NIS 51.2 million (U.S. $13.2 million) compared to NIS 38.4 million in 2013, an increase of 33.3%. The increase in revenues derives from increase in rented spaces to external parties.

Gross profit. Gross profit in 2014 amounted to NIS 2,420.0 million (U.S. $622.3 million) (21.9% of revenues) as compared to gross profit of NIS 2,573.5 million (21.7% of revenues) in 2013, a decrease of 6.0%. The decrease in the gross profit compared to the corresponding period last year was mainly due to the decrease in the gross profit in the Supermarkets segment.

In the Fueling and Commercial sites segment, gross profit amounted to NIS 791.7 million (U.S. $203.6 million), (16.3% of revenues) compared to NIS 788.6 million in the comparable period last year (15.3% of revenues), increase of 0.4%.

In the Supermarkets segment, gross profit amounted to NIS 1,353.1 million (U.S. $347.9 million), (24.9% of revenues) compared to NIS 1,481.7 million in the comparable period last year (25.7% of revenues), a decrease of 8.7%. The decrease in gross profit mainly derives from decrease in sales, as aforesaid.

In the Houseware and Textile segment, gross profit amounted to NIS 166.6 million (U.S. $42.8 million), (59.3% of revenues) compared to NIS 158.2 million in 2013 (57.9% of revenues), an increase of 5.3%, which derives from increase in gross profit rate.

Selling, general and administrative expenses. Selling, general, and administrative expenses in 2014 amounted to NIS 2,459.7 million (U.S. $632.5 million) (22.2% of revenues), compared to expenses of NIS 2,472.9 million (20.8% of revenues) in 2013, a decrease of 0.5%, for the reasons decribed below.

In the Fueling and Commercial sites segment, selling, general and administrative expenses in 2014 amounted to NIS 670.8 million (U.S. $172.5 million) compared to NIS 653.8 million in the comparable period last year, an increase of 2.6%, mainly from opening new sites and from increase in the provision for doubtful accounts in 2014.

In the Supermarkets segment, selling, general and administrative expenses amounted to NIS 1,367.0 million (U.S. $351.5 million) compared to NIS 1,373.1 million in the comparable period last year, a decrease of 0.4% that mainly derives from decrease in selling spaces and from efficiency measures and were partially offset from additional costs from the launch of the YOU chain and other real price increases.

In the Houseware and Textile segment, selling, general and administrative expenses amounted to NIS 155.2 million (U.S. $39.9 million) compared to NIS 159.2 million in the comparable period last year, a decrease of 2.5%.

In the Real Estate segment, selling, general and administrative expenses amounted to NIS 20.6 million (U.S. $5.3 million) compared to NIS 19.8 million in the comparable period last year, an increase of 4%.

Changes in fair value of investment property, in 2014, the Company recorded a profit in the amount of NIS 50.3 million (U.S. $12.9 million) from valuation of investment property compared to a profit of NIS 47.6 million in 2013.

Other income (expenses), net other income, net in 2014, amounted to NIS 7.7 million (U.S. $2.0 million) and included mainly profits from asset realization and exiting losing branches, offset by amortization of goodwill in the fourth quarter of 2014 of NIS 21.0 million (U.S $5.4 million) and a provision made for investing in Kfar Hasha'shuim in amount of NIS 35.0 million (U.S. $9.0 million) compared to other expenses, net of NIS 21.5 million in 2013.

Share in gains of associates in 2014, amounted to NIS 38.0 million (U.S. $9.8 million) compared to a share in gains of NIS 27.2 million in 2013.

Operating profit in 2014, amounted to NIS 56.2 million (U.S. $14.5 million) (0.5% of revenues) as compared to operating profit of NIS 153.9 million (1.3% of revenues) in 2013, a decrease of 63.5%.

In the Fueling and Commercial sites segment, operating profit in 2014 amounted to NIS 140.5 million (U.S. $36.1 million) (2.9% of revenues) as compared to operating profit of NIS 138.6 million in 2013, an increase of 1.4%. The main increase in operating profit derived from increase in the company's share in gains of associates and increase in other income.

In the Supermarkets segment, operating profit amounted to NIS 39.3 million (U.S. $10.1 million) (0.7% of revenues) as compared to operating profit of NIS 99.2 million in 2013, a decrease of 60.4%, that mainly derived from decrease in sales and gross profit.

In the Houseware and textile segment, operating profit amounted to NIS 11.5 million (U.S. $3.0 million) (4.1% of revenues) as compared to operating loss of NIS 2.0 million in 2013. The transition into operating profit derives from increase in gross profit and decrease in selling, general and administrative expenses.

In the Real Estate segment, operating profit amounted to NIS 102.6 million (U.S. $26.4 million) (200.6% of revenues) as compared to operating profit of NIS 75.0 million in the 2013, an increase of 36.8%, deriving from increase in revenues and higher revaluation profits compared to 2013.

Finance costs, net in 2014, amounted to NIS 211.3 million (U.S. $54.3 million) as compared to net finance costs of NIS 254.0 million in 2013. The decrease in finance costs, net derives from the effect of the CPI on the Company's financial liabilities, part of which are linked to the CPI (in this period the CPI decreased at 0.1% compared to an increase of 1.90% in the comparable period last year), raising debt at lower interest rates and was partly offset from increase in the dollar exchange rate.

Taxes on income tax expenses in 2014 amounted to NIS 219.9 million (U.S. $56.5 million) as compared to tax benefit of NIS 12.7 million in 2013. In the fourth quarter of 2014, the Company amortized the full tax asset in respect of losses carried forward in subsidiaries which have losses for tax purposes more than three years. The impact on tax expenses in 2014 amounted to NIS 132.0 million (U.S $33.9 million).

Loss from continuing operations amounted in 2014 to NIS 374.9 million (U.S. $96.4 million) compared to a loss of NIS 87.4 million in 2013. The loss from continued operations in this period attributed to the Company's shareholders amounted to NIS 428.7 million (U.S. $110.2 million) or NIS 6.50 per share (U.S. $1.7) and the income from continued operations attributed to non-controlling interests amounted to NIS 53.8 million (U.S. $13.8 million).

Net loss from discontinued operations attributed to the Company's shareholders amounted in 2014 to NIS 3.1 million (U.S. $0.8 million) or NIS 0.05 per share (U.S. $0.01) compared to a loss of NIS 30.0 million in 2013.

Segment Information Analysis

Segment Information Analysis for the year 2014

Fueling and Commercial Sites segment

	For the year ended December 31			Convenience translation for the year ended December 31
	2014	2013	% Change	2014
	NIS in millions			U.S. $
Segment Revenues	4,860	5,140	(5.5)%	1,250
Segment operating profit	140.5	138.6	1.4%	36.1

Segment operating profit as a percentage of segment revenues	2.9%	2.7%

The operating profit for the Fueling and Commercial Sites segment in the year 2014 amounted to NIS 140.5 million (US$ 36.1 million) (2.9% of segment revenues) compared to the segment operating profit of NIS 138.6 million (2.7% of segment revenues) in the corresponding period in 2013. The main increase in operating profit derived from increase in the company's share in gains of associates and increase in other income.

Supermarkets Segment*

	For the year ended December 31			Convenience translation for the year ended December 31
	2014	2013	% Change	2014
	NIS in millions			U.S. $
Segment Revenues	5,443	5,774	(5.7)%	1,400

Segment operating profit	39.3	99.2	(60.4)%	10.1

Segment operating profit as a percentage of segment revenues	0.7%	1.7%

	For the year ended December 31		Convenience translation for the year ended December 31
	2014	2013	2014
	NIS		U.S. $
	(Unaudited)

Decrease in same store sales**	(3.6)%	(1.0)%

Number of stores at end of period	197	213
Stores opened during the period	3	4
Stores closed during the period	19	3

Total square meters at end of period	303,000	360,000

Square meters added during the period, net	(56,576)	(8,549)

Sales per square meter	19,017	18,171	4,890

Sales per employee (in thousands)	864	812	222

* Segment revenues do not include branches which were resolved to cease their operations and therefore are not included in the segment. Comparative figures were adjusted accordingly.

**Compared with the same period in the prior fiscal year.

Operating profit for the Supermarkets segment in the year 2014 decreased by 60.4% to NIS 39.9 million (US$ 10.1 million) (0.7% of segment revenues) compared to the segment operating profit of NIS 99.2 million (1.7% of segment revenues) in the corresponding period last year. The decrease in operating profit mainly derived from decrease in sales and gross profit.

Housware and textile Segment

	For the year ended December 31			Convenience translation for the year ended December 31
	2014	2013	% Change	2014
	NIS in millions			U.S. $
Segment Revenues	300	300	0%	72

Segment operating profit (loss)	11.5	(2.0)	N/A	3.0
Segment profit (loss) as a percentage of segment revenues	4.1%	(0.7)%

The operating profit for the Housware and textile segment in the year 2014 amounted to NIS 11.5 million (US$ 3.0 million) (4.1% of segment revenues) compared to the segment operating loss of NIS 2.0 million (0.7% of segment revenues) in the corresponding period in 2013. The transition into operating profit derives from increase in gross profit and decrease in selling, general and administrative expenses.

Real Estate Segment

	For the year ended December 31			Convenience translation for the year ended December 31
	2014	2013	% Change	2014
	NIS in millions			U.S. $
Segment Revenues	51	38	33%	13
Appreciation of Investment Property	50	48	6%	13
Segment operating profit	103	75	37%	26
Segment operating profit as a percentage of segment revenues	201%	196%

In the year 2014, the Real Estate segment recorded a profit in the amount of NIS 50.3 million (U.S. $12.9 million) from valuation of investment property compared to a profit of NIS 47.6 million in 2013.

Operating profit for the Real Estate segment in the year 2014 incraesed by 37% to NIS 103 million (U.S. $75 million) compared to the segment operating profit of NIS 75 million in the corresponding period. The incraese in the segment operating profit was due to increase in revenues and higher revaluation profits compared to 2013.

Discontinued Operations

The following are the operating results of discontinued operations for the years ended December 31, 2014 and 2013:

	Operating results until the transaction completion date	Year ended December 31
	2014	2013
	NIS in millions
Revenues	22.1	114.8
Gross profit	3.3	21.8
Operating loss	(2.1)	(10.4)
Net loss from discontinued operations	(3.1)	(29.9)

Year Ended December 31, 2013 compared with year ended December 31, 2012

The statements of income, including comparative figures, have been restated to separate the results of discontinued operations from continuing operations and presented them separately after the income from continued operations. In addition, branches which were resolved to cease their operations are separated from supermarkets segment. Operating segment reporting presents the segments’ results from continued operations before taxes.

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

Revenues of the Supermarkets segment – amounted in 2013 to NIS 5,773.6 million (US$ 1,663.4 million) as compared to NIS 5,967.5 million in the corresponding period last year. The decrease in sales derived from a 4% decline in store space as a result of closing branches and from a decrease of 1.0% in the same store sales (SSS) as compared to the corresponding period last year.

Revenues of the Houseware and Textile segment – amounted this year to NIS 300.5 million (US$ 86.6 million) compared to NIS 290.5 million in 2012, an increase of 3.4%. The increase in revenues was mainly due to an increase in sales in the home activity as a result of the transition from franchise to self-operation in Sheshet stores and their conversion to Naaman stores.

Revenues of the Real Estate segment – amounted this year to NIS 38.4 million (US$ 11.1 million) compared to NIS 30.6 million in 2012. The increase in rental income in this period mainly derived from an increase in rented spaces to external parties.

Gross profit. Gross profit in 2013 amounted to NIS 2,573.5 million (US$ 741.2 million) (21.7% of revenues) as compared to gross profit of NIS 2,724.5 million (21.5% of revenues) in 2012. The decrease in the gross profit was mainly due to the decrease in the gross profit in the Supermarkets segment.

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

In the Supermarkets segment, gross profit amounted to NIS 1,481.7 million (U.S. $426.9 million), (25.7% of revenues) compared to NIS 1,622.1 million in 2012 (27.2% of revenues), a decrease of 8.6%. The decrease in the gross profit was due to the actions taken by the Company to reduce prices and retain market share and from a decrease in store space.

In the Houseware and Textile segment, gross profit amounted to NIS 158.2 million (U.S. $45.6 million), (52.6% of revenues) compared to NIS 155.0 million in 2012 (53.3% of revenues), an increase of 1.9% that mainly derived from an increase in sales and was partly offset from a reduction of the gross profit margin resulting from low margin sales intended to decrease Sheshet inventory and from a decrease in sales in Vardinon stores.

Selling, general and administrative expenses. Selling, general, and administrative expenses amounted to NIS 2,472.9 million (U.S. $712.4 million), (20.8% of revenues) in 2013, net of NIS 22 million (US$ 6.3 million), a one-time amount received by the Company in 2013 as a result of a legal claim for reimbursement and compensation for costs incurred by the Company in previous years, compared to expenses of NIS 2,548.8 million (20.1% of revenues) in 2012.

In the Fueling and Commercial sites segment, selling, general and administrative expenses amounted to NIS 653.9 million (US$ 188.4 million) compared to NIS 651.5 million in 2012, an increase of 0.4%.

In the Supermarkets segment, selling, general and administrative expenses amounted to NIS 1,373.1 million (US$ 395.6 million) compared to expenses of NIS 1,447.4 million in the corresponding period, a decrease of 5.1% in expenses that mainly derived from efficiency measures and a decrease in selling spaces.

In the Houseware and Textile segment, selling, general and administrative expenses amounted to NIS 159.4 million (US$ 45.9 million) compared to NIS 148.4 million in 2012, an increase of 7.4%, which mainly derived from the transition from franchise stores to self-operated stores and from an increase in marketing and advertising expenses and was partly offset by efficiency measures.

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

Operating profit in 2013 amounted to NIS 153.9 million (US$ 44.3 million) (1.3% of revenues) as compared to operating profit of NIS 283.8 million (2.2% of revenues) in 2012, a decrease of 45.77%.

In the Fueling and Commercial sites segment, operating profit this year amounted to NIS 138.6 million (US$ 39.9 million) compared to operating profit of NIS 149.5 million in 2012, a decrease of 7.3%. The decrease in operating profit mainly derived from an increased competition in the Fueling and Commercial Sites.

In the Supermarkets segment, operating profit in 2013 amounted to NIS 99.2 million (US$ 28.6 million) compared to operating profit of NIS 173.0 million in 2012, a decrease of 42.6%. The decrease in operating profit derived from actions taken by the Company to reduce prices and retain market share and from a decrease in sales and was partly offset from decrease in selling, general and administrative expenses.

In the Houseware and Textile segment, operating loss amounted to NIS 2.0 million (US$ 0.6 million), as compared to an operating profit of NIS 7.2 million in 2012.

In the Real Estate segment, the operating profit in 2013 amounted to NIS 75.0 million (US$ 21.6 million) compared to NIS 99.3 million in 2012, a decrease of 24.5%.

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

Segment Information Analysis

Segment Information Analysis for the year 2013

Fueling and Commercial Sites segment

	For the year ended December 31			Convenience translation for the year ended December 31
	2013	2012	% Change	2013
	NIS in millions			U.S. $
Segment Revenues	5,140	5,773	(11)%	1,481
Segment operating profit	138.6	149.5	(7)%	39.9

Segment operating profit as a percentage of segment revenues	2.7%	2.6%

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

Supermarkets Segment*

	For the year ended December 31			Convenience translation for the year ended December 31
	2013	2012	% Change	2013
	NIS in millions			U.S. $

Segment Revenues	5,774	5,967	(3.2)%	1,663

Segment operating profit	99	173	(42.6)%	28

Segment operating profit as a percentage of segment revenues	1.7%	2.9%

*Segment revenues do not include the operations of branches which the Company resolved to cease and therefore are not included in the segment. Comparative figures were adjusted accordingly.

	For the year ended December 31		Convenience translation for the year ended December 31
	2013	2012	2013
	NIS		U.S. $
	(Unaudited)

Decrease in same store sales**	(1.0)%	(2.6)%

Number of stores at end of period	213	212
Stores opened during the period	4	10
Stores closed during the period	3	9

Total square meters at end of period	360,000	369,000

Square meters added during the period, net	(8,549)	(7,090)

Sales per square meter	16,038	16,170	4,620

Sales per employee (in thousands)	741	879	213

** Compared with the same period in the prior fiscal year.

Operating profit for the Supermarkets segment in the year 2013 decreased by 42.6% to NIS 99 million (US$ 28 million) (1.7% of segment revenues) compared to the segment operating profit of NIS 173 million (2.9% of segment revenues) in the corresponding period last year. The decrease in operating profit derived from actions taken by the Company to reduce prices and retain market share and from a decrease in sales and was partly offset from decrease in selling, general and administrative expenses.

Houseware and Textile Segment

	For the year ended December 31%			Convenience translation for the year ended December 31
	2013	2012	Change	2013
	NIS in millions			U.S. $
Segment Revenues	300	290	3.4%	86
	(2)	7	N/A	(0.6)
Segment operating profit (loss)
Segment profit (loss) as a percentage of segment revenues	(0.6)%	2.4%

The operating loss for the Housware and textile segment in the year 2013 amounted to NIS 2 million (US$ 0.6 million) (0.6% of segment revenues) compared to the segment operating profit of NIS 7 million (2.4% of segment revenues) in the corresponding period in 2012.

Real Estate Segment

	For the year ended December 31			Convenience translation for the year ended December 31
	2013	2012	% Change	2013
	NIS in millions			U.S. $
Segment Revenues	38	31	26%	11
Appreciation of Investment Property	48	17	182%	14
Segment operating profit	75	99	(24)%	22
Segment operating profit as a percentage of segment revenues	196%	325%

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

Quarterly Fluctuations

Our business is subject to fluctuations in quarterly sales and profits. These fluctuations are primarily attributable to increased sales and higher operating income in the holiday seasons occurring in different quarters from year to year. Thus, for example, in our supermarkets and in our “Naaman” and “Vardinon” chains increased sales attributable to Passover, which occurs in either March or April, may be realized in either the first or the second quarter, and sales attributable to the Jewish New Year, which occurs in either September or October, may be realized in either the third or the fourth quarter. In our filling stations, there is an increase in activity during vacations and holidays.

Many of our expenses are unrelated to the level of sales, and therefore a relatively modest increase or decrease in sales, whether or not related to the timing of holidays, tends to have a disproportionately large impact on our profitability.

The following table sets forth certain quarterly information.

	Net revenues		Operating profit
	NIS	Percentage of Full Year	NIS	Percentage of Full Year
	(In thousands)		(In thousands)
2014	11,060,957	100%	56,211	100%
First quarter	2,714,871	24.5%	10,506	18.7%
Second quarter	2,886,850	26.1%	40,554	72.1%
Third quarter	2,887,451	26.1%	80,075	142.5%
Fourth quarter	2,571,785	23.3%	(74,924)	(133.3)%

2013	11,886,340	100.0%	153,935	100%
First quarter	3,089,268	26.0%	19,264	12.5%
Second quarter	2,950,099	24.8%	18,156	11.8%
Third quarter	3,010,031	25.3%	52,501	34.1%
Fourth quarter	2,836,942	23.9%	64,014	41.6%

Exchange Rates

At December 31, 2014, the representative rate of exchange of the NIS to the dollar, as published by The Bank of Israel, was NIS 3.89 = $1.00. On March 31, 2015, the representative rate of exchange of the NIS to the dollar, as published by The Bank of Israel, was NIS 3.98 = $1.00. The table below sets forth, for the periods and dates indicated, certain information concerning the representative exchange rate of the NIS to the dollar, as published by The Bank of Israel for the years ended December 31, 2010 through 2014:

Year Ended December 31,	Period End		Average Rate(1)	High	Low
			(NIS per $1.00)

2010	3.55	(2)	3.73	3.89	3.55
2011	3.82	(2)	3.58	3.82	3.36
2012	3.73	(2)	3.86	4.08	3.70
2013	3.47	(2)	3.61	3.79	3.47
2014	3.89	(2)	3.58	3.99	3.40

(1) The average of the daily exchange rates in each year.

(2) During 2010, 2011, 2012, 2013 and 2014, the US dollar depreciated in value vis-à-vis the NIS by 6%, (7.6%), 2.3%, 7.0%, and 12.0%, respectively.

The following table sets forth certain information concerning the representative exchange rate of the NIS to the dollar, as published for the months October 2014 through March 2015:

Month	Period End	Average Rate(1)	High	Low
		(NIS per $1.00)
October	3.78	3.74	3.79	3.64
November	3.89	3.83	3.89	3.78
December	3.89	3.93	3.99	3.89
January	3.92	3.95	4.0	3.90
February	3.97	3.89	3.97	3.84
March	3.98	4.0	4.05	3.93

(1) The average of the daily exchange rates.

Impact of Inflation and Currency Fluctuations

Inflation in Israel increases some of our expenses, which, because of competitive pressures, are generally not offset, fully or as quickly, by increases in our selling prices and revenues. See “Item 3. Key Information – D. Risk Factors – Risks Related To Our Business As A Whole – Fluctuations of inflation may adversely affect our financial expenses and operating income” and “Item 3. Key Information – D. Risk Factors – Risks Related To Our Business As A Whole – Related to Our Business As A Whole – Currency fluctuations might affect our operating results and translation of operating results.”

Dor Alon is exposed to fluctuations in the US dollar - NIS exchange rate due to credit that Dor Alon obtains from its suppliers (mostly from Oil Refineries Ltd., which is linked to the US dollar). In addition, any devaluation of the NIS against various non-Israeli currencies in which we or our suppliers pay for imported goods has the effect of increasing the selling price of those products which we sell in Israel in NIS and affects our operating results. In particular, a devaluation of the NIS against the Chinese currency could significantly increase the cost of production of our Houseware and Textile products at our Bee Group stores and the selling price of those products to our customers. An increase in price of imported goods by our suppliers can usually be offset by an increase in the consumer price of such goods. This devaluation would have a greater effect on our Houseware and Textile retail business because a higher proportion of the goods that we sell in our Bee Group stores is acquired from suppliers overseas. This devaluation would also cause an increase in our expenses as recorded in our NIS denominated financial results even though the expenses denominated in non-Israeli currencies will remain unchanged. Changes in interest rates, in the Israeli consumer price index and in the US dollar - NIS exchange rate could materially adversely affect our financial results. In addition, we have loans and debentures in NIS, some of which are subject to floating interest rates and some are linked to the Israeli consumer price index. Due to these loans and to the consumer price index linked debentures issued by us, we are exposed to changes in bank interest rates and in the Israeli consumer price index. We also have rent expenses and other operating expenses which are linked to the Israeli consumer price index. Due to these expenses, we are exposed to the changes in the Israeli consumer price index.

In addition, because our financial results are denominated in NIS and are translated into US dollars for the convenience of US investors, currency fluctuations of the NIS against the US dollar may impact our US dollar translated financial results.

Political Conditions

We and all of our subsidiaries are incorporated under Israeli law and our principal offices and operations are located in the State of Israel. Political, economic, security and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying from time to time, in intensity and degree, has led to security and economic problems for Israel. Israel signed a peace treaty with Egypt in 1979 and a peace treaty with Jordan in 1994. Israel has not entered into any peace agreements with Syria and Lebanon. In the last few years, the establishment of a Hamas government in Gaza has created additional unrest and uncertainty in the region and has increased hostilities between Israel and the Palestinians. These hostilities have included terrorist acts in Israel and military operations in the West Bank and Gaza. During the last decade, there has been a high level of violence between Israel and the Palestinians, including missile strikes by Hamas against Israel. For example, on July 8, 2014, the State of Israel launched an almost two month military operation in the Hamas-controlled Gaza strip.

The future of Israel’s relations with its Arab neighbors and the Palestinians is uncertain and several countries, companies and organizations continue to restrict business with Israel and with Israeli companies. We believe that in the past, these practices have not had a material adverse effect on us. However, we could be adversely affected by adverse developments in Israel’s relationships with its Arab neighbors and the Palestinians, or by restrictive laws, policies or practices directed towards Israel or Israeli businesses. In addition, ongoing violence between Israel and its Arab neighbors and Palestinians may have a material adverse effect on the Israeli economy, in general, and on our business, financial condition or results of operations. In particular, in recent conflicts, missile attacks have occurred on civilian areas, which could cause substantial damage to our infrastructure network, reducing our ability to continue serving our customers as well as our overall network capacity. In addition, in the event recent political unrest and instability in the Middle East, including changes in some of the governments in the region, causes investor concerns in a reduction in the value of the NIS, our expenses in non-NIS currencies may increase, with a material adverse affect on our financial results.

Most of the Houseware and Textile’s imports during 2013 and 2014 were from suppliers located in the Far East. Because most of the products sold by the Bee Group are manufactured overseas and imported from China, its activity may be affected by changes in the political and economic conditions in China. In addition, because the Bee Group acquires most of its products from suppliers outside of Israel, and most of its products are imported via the sea, a prolonged general strike, shutdown or a disruption of any of the Israeli ports for an extended period of time, including as a result of a military conflict, would affect our ability to import such products or increase their prices. In addition, since the peak selling season of some of our Bee Group stores is during the holidays, disruptions in the ports during or adjacent to such holiday seasons may adversely affect our sales and financial results.

Economic Conditions

All of our supermarket sales are made in Israel and we acquire a substantial majority of the goods that we sell from Israeli suppliers. Consequently, our financial performance is dependent to a significant extent on the economy of Israel. During 2012 and 2013, Israel’s Gross Domestic Product rose by 3.4% and 3.3%, respectively. Reports of the Israeli Central Bureau of Statistics indicate that during 2014 Israel’s Gross Domestic Product rose by 2.6%. We believe that, despite the economic growth in 2013 and in 2014, our customers continue to be cautious in their buying patterns and continue to choose to make their purchases at low-price and hard discount stores, which have a lower profit margin. As a result, we have continued to expand our low-price and hard discount store formats. According to Nielsen “Summary year 2014 in the consumption of goods market in Israel”, the quantity of food, beverages, home products and near food products purchased by consumers in Israel declined by 1.4% in 2014 as compared to 2013. This trend changed in the beginning of 2015 according to a report by Nielsen issued in March 2015.

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

Corporate Tax Rate

We and our subsidiaries are subject to corporate tax in Israel at a flat rate of 26.5% in 2015.

For further tax information, see “Item 10. Additional Information – E. Taxation –Israeli Tax Considerations.”

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

The recoverable amount of an asset is the higher of the net selling price of the asset’s fair value less cost to sell and its value in use. These calculations require the use of estimates. In calculating the impairment for the reported years, based on discounted expected future cash flows, we used a discount rate before tax for each cash-generating unit (CGU). For discount rates used by the Company, see note 17 to the Consolidated Financial Statements.

In 2014, we recorded impairment provisions resulting in the net amount of NIS 21.0. In 2013, we recorded impairment provisions resulting in the net amount of NIS 4.5 million. In 2012, there were no impairment provisions. Impairment provisions or the reversal of such provisions are included in the income statement within Other gains or losses.

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

Goodwill is allocated to six identified groups of cash-generating units (“CGUs”). Those groups of CGUs are embedded within three reportable segments – Supermarkets (1 group of CGUs), Houseware and Textile Retail and Wholesale (two groups of CGUs), and Fueling and Commercial Sites (three CGUs).

The amounts of goodwill allocated to the CGU are as follows:

	December 31
	2013	2014
	NIS in thousands
Supermarkets	159,113	158,113
Houseware and Textile:
Houseware	106,679	85,679
Fueling and Commercial Sites:
Filling Stations and Convenience Stores	500,065	500,065
Direct Marketing	18,000	18,000
Jet Fuel	14,000	14,000
	797,587	775,857

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

The key assumptions used for value in-use calculations are as follows:

Segment	Supermarkets	Houseware and Textile retail and wholesale
CGU	Supermarkets	Houseware
	%
December 31, 2014:
Expected gross margin	26.5	55.0
Growth rate (1)	0.0	1.3
Discount rate (2)	10.1	13.1

December 31, 2013:
Expected gross margin	26.9	58.0
Growth rate (1)	0	1.3
Discount rate (2)	10.3	14.8

Segment	Fueling and commercial sites
CGU	Filling and convenience sites	Direct marketing	Jet fuel
	%	%	%
December 31, 2014:
Expected operating profit	3	4	1
Growth rate (1)	1.9	2.0	1.0
Discount rate (2)	9.6	10.1	17.5

December 31, 2013:
Expected operating profit	3	4	1
Growth rate (1)	2	2.7	2
Discount rate (2)	9.5	9.8	17.2

(1) Weighted average growth rate used to extrapolate cash flows beyond the budget management estimates covering a five-year period.

(2) Pre-tax discount rate applied to cash flow projections.

These assumptions have been used for the analysis of each CGU.

The key assumptions used for the sensitivity analysis regarding the impairment testing were the discount rate, utilizing the weighted average cost of capital (WACC) and the growth rate of the CGU. The WACC for each CGU was determined based on the data derived from a number of public Israeli companies that are active in those fields (fuel selling, supermarkets and Houseware and Textile) including the cost of capital and debt-raising relevant for each kind of activity. The growth rate was determined based on historical growth rate within the industries and based on the Company’s own history, taking into account the growth of the Israeli population.

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

We performed a sensitivity analysis for the key assumption used in our annual goodwill impairment test and determined that an increase in the pre-tax discount rate of 1.0% and a 1.0% decrease in the growth rate would result in the estimated recoverable amount of Houseware CGU falling below its carrying amount by NIS 24 million and NIS 17 million, respectively, beyond an impairment of NIS 21 million included in our results.

We performed a sensitivity analysis for the key assumption used in our annual goodwill impairment test and determined that an increase in the pre-tax discount rate of 0.5% and a 0.5% decrease in the growth rate would result in the estimated recoverable amount of Filling and Commercial Stations CGU falling below its carrying amount by NIS 53 million and NIS 40 million, respectively.

The recoverable amount of our other CGUs is substantially higher than the carrying value.

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

As of December 31, 2014, substantially all of our investment property under development was measured at fair value. Changes in the assumptions that are used to measure the investment property may lead to a change in the fair value. See Note 4(2) to our audited consolidated financial statements included elsewhere in this Annual Report for a sensitivity analysis regarding changes in the discount rates used in our fair value estimates.

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

In addition, we recognize deferred tax assets and tax liabilities based on the difference between the carrying value of such assets and liabilities and their amount for tax purposes. We continually assess the recoverability of deferred tax assets based on historical taxable income, expected taxable income, the expected timing of the reversals of temporary differences and the application of tax planning strategies taking into account market expectations, the duration of successive tax losses and their magnitude. When we, as a result of these assessments, reduce deferred tax assets (or increase deferred tax liabilities), our effective tax rate will increase and negatively affect our results.

Property, plant and equipment

Property, plant and equipment also represent a significant proportion of our total assets. Therefore the estimates and assumptions made to determine their carrying value and related depreciation are critical to our financial position and performance.

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

Liquidity and Capital Resources

Sources and Uses of Cash

Sources.

Our principal source of liquidity is the cash generated by our operations. Historically, both Alon Blue Square and its significant subsidiaries have generally generated sufficient cash from their operations to satisfy their respective operating requirements. This continued in 2014, except with respect to Mega Retail, which required bank financing to satisfy its cash needs. This trend will continue in 2015 during which Mega Retail will need financing to satisfy its operating requirements. In the first quarter of 2015, Alon Blue Square provided financing to Mega Retail to satisfy its operating requirements, and Alon Blue Square has committed to provide additional funding to support Mega Retail in an aggregate amount not to exceed NIS 240 million, or $62 million, to assist Mega Retail if peak temporary liquidity needs arise and if the disposal of the operations of stores by Retail is not effectuated in accordance with the schedule provided in Mega Retail's plan. See " – General – Supermarket Segment."

The available cash resources of Dor Alon, Bee Group and their subsidiaries were used in 2014, and are expected to continue to be used, to finance the expansion of these companies. In 2014, Mega Retail used its available cash resources and bank financing to finance the implementation of its strategic plan, and BSRE used its available cash resources and bank financing and debentures to finance the expansion of its activities, We believe our working capital and other available sources of financing are sufficient for our present requirements.

Cash generated by operations was approximately NIS 505.9 million, or $130.1 million, in 2014, a decrease of 16.3% compared with approximately NIS 604.7 million in 2013. The main decrease derived from decrease in profit and from tax refunds of NIS 44.2 million that were received last year compared to tax payments of NIS 18.0 million (U.S. $4.6 million) this year.

In 2014, approximately 34% of our sales were paid for with cash, checks and gift certificates issued by the Company at the point-of-sale, and approximately 66% of our sales were paid for with credit cards.

During 2014, the average time period that we held inventory was 21 days and the average time period within which our accounts receivable were paid was 31 days. By contrast, as of such date the average time period for payment of our accounts payable was 47 days. Accordingly, increased capital resources are not required to support an increase in our receivables or inventories because we generally sell our products before we pay our suppliers, except with respect to Mega Retail, whose outstanding trade payables as of December 31, 2014 (approximately NIS 746 million, or $192 million) exceeded its outstanding trade receivables as of such date (approximately NIS 267 million, or $69 million), which requires additional capital resources, such as bank financing or intercompany loans, in order to finance its operations.

Other sources of liquidity are long-term and short-term borrowing from banks, issuance of debentures and others. During 2014, we received long-term loans from banks in the amount of NIS 768.3 million, or $197.6 million and issuance of debentures of NIS 158.1 million or $40.6 million. For information regarding outstanding balances and repayment information see “Item 5. Operating and Financial Review and Prospects – Business Combinations – Long-Term Loans from Banks and other Financial Institutions” and “Item 5. Operating and Financial Review and Prospects – Business Combinations– Debentures.”

The principle sources of liquidity of Alon Blue Square are dividends from subsidiaries and inter-company balances with subsidiaries, management fees received from subsidiaries in consideration for management services performed by Alon Blue Square, long-term and short-term borrowing from banks, issuance of debentures, sales of subsidiary shares and others. The Board of Directors of Alon Blue Square has also resolved to increase the shareholders equity of Alon Blue Square through private or public issuances of securities although no decision has been made regarding the type or amount of financing to be raised. During 2014, Alon Blue Square issued debentures in the amount of NIS 151.1 million, or $38.8 million.

Uses.

During 2014, we repaid long-term loans in the amount of NIS 586.4 million, or $150.8 million, debentures in the amount of NIS 536.2 million, or $137.9 million, short-term borrowing from banks in the amount of NIS 45.8 million or $11.8 million and interest in the amount of NIS 220.7 million, or $56.7 million.

In recent years, we funded our renovation, remodeling and expansion programs primarily from cash generated by our operations and from long and short-term loans from banks, issuance of debentures, sales of subsidiary shares, and others. During 2014, we invested approximately NIS 323.8 million, or $83.3 million, in property and equipment, intangible assets, investment property and payments on account of real estate, a 32.9% increase from our 2013 investment of NIS 243.6 million. Of our investment in property and equipment, intangible assets and investment property in 2014, we invested NIS 79.6 million, or $20.5 million, in land and buildings, including land that we leased and investment property, as compared with NIS 88.8 million in 2013. During 2015 and 2016, we intend to open approximately 8 to 10 filling stations at a cost of approximately NIS 4 million to NIS 6 million per filling station. We intend to finance our store development, renovation, modeling, expansion and acquisitions mainly from cash generated by our operations, from borrowings from banks and others and sales of subsidiary shares.

If Mega Retail continues to incur significant losses, it may materially adversely affect our liquidity. It could also cause further reductions in the credit rating of Alon Blue Square and its commercial paper, requiring Alon Blue Square to redeem its commercial paper, repay bank loans and loans received from BSRE under the Deposit of Cash Balances Agreement, and impair Alon Blue Square's ability to raise additional funds on favorable terms, or at all. See “Item 3. Key Information – D. Risk Factors – Risks Related To Our Business As A Whole – Mega Retail incurred significant losses in 2014. If Mega Retail continues to incur significant losses, it could have a material adverse impact on our liquidity” and "Item 3. Key Information – D. Risk Factors – Risks Related To Our Supermarkets – A decrease in our credit rating may require us to repay some of our bank loans.”

Business combinations

In October 2010, we acquired approximately 80% of the outstanding shares of Dor Alon in exchange for the issuance of 20,327,710 ordinary shares. For further information, see “Item 7. Major Shareholders and Related Paty Transactions – B. Related Party Transactions – Agreements between Alon and Alon Blue Square – Acquisition of Controlling Share in Dor-Alon Energy In Israel (1988) LTD.”

In November 2011, Bee Group issued a full tender offer to purchase 4.8 million shares of Naaman that were not held by the group for NIS 6.53 ($1.8) per share. Bee Group received acceptance notices for 1.48 million shares (10.2%) for NIS 9.7 million ($2.6 million). As of March 31, 2015, Bee Group held approximately 77.51% of the outstanding shares of Na'aman.

Dividends

The following table sets forth dividends paid by the Company from January 1, 2010 until the date of this Annual Report:

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

Pursuant to the Israeli Companies Law, dividend distributions are limited to the greater of retained earnings or earnings generated over the previous two years, according to our then last reviewed or audited financial statements, provided that the date of the financial statements is not more than six months prior to the date of the distribution, or we may distribute dividends that do not meet such criteria only with court approval. As of December 31, 2014, the Company does not have any earning to distribute as dividends.

The financial covenants in our subsidiaries’ loan agreements do not restrict our subsidiaries from transferring funds to Alon Blue Square in the form of cash dividends, loans or advances, subject to any legal limitations, except for Bee Group, which is restricted from transferring funds to the Company in the form of dividends; however Bee Group is not a significant subsidiary. As of December 31, 2014, we did not have any earnings to distribute as a dividend.

Dividends paid by BSRE until the date of this Annual Report:

In March 2011, the Board of Directors approved a decision to adopt a policy, which has recently been extended for the years 2015 and 2016, according to which BSRE will distribute dividends in the amount of no less than 25% and not higher than 75% of the net profits of BSRE in each year, without taking into account revisions in the net fair value of real estate for investment. Such distributions are subject to the “profit test” under the Israeli Companies Law at the relevant dates and to other decisions of BSRE’s board of directors, including decisions designating a different use of BSRE’s profits and/or a change in the BSRE dividend policy. In December 2014, the Board of Directors approved the extension of the dividend policy for the years 2015 and 2016.

The following table sets forth dividends paid by BSRE from January 1, 2009 until the date of this Annual Report

Date of payment	Amount per share	Total amount(1) (2)
April 15, 2015	NIS 2.59 ($0.6)	NIS 30 million (approximately $7.5 million)
December 8, 2014	NIS 4.32 ($1.1)	NIS 50 million (approximately $12.5 million)
October 28, 2013	NIS 3.18 ($0.9)	NIS 40 million (approximately $11.3 million)
April 23, 2013	NIS 3.98 ($1.1)	NIS 50 million (approximately $13.8 million)
December 25, 2011	NIS 2.71 ($0.71)	NIS 34 million (approximately $9.0 million)
April 13, 2011	NIS 3.82 ($1.1)	NIS 47.8 million (approximately $14.0 million)
March 31, 2010	NIS 4.6 ($1.3)	NIS 57.6 million (approximately $15.5 million)
April 20, 2009	NIS 1.35 ($0.32)	NIS 16.8 million (approximateky $4.0 million)

(1)	In accordance with the representative rate of exchange of the NIS to the dollar as of the date of the payment of the dividend.

(2)	Alon Blue Square’s share in the distribution of the dividends was approximately between 63.71% - 80%.

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

Dividends paid by Dor Alon since the time Alon Blue Square acquired Dor Alon and until the date of this Annual Report:

Date of payment	Amount per share	Total amount(1) (2)
December 9, 2014	NIS 2.08 ($0.53)	NIS 30 million (approximately $7.6 million)
October 28, 2013	NIS 1.74 ($0.49)	NIS 25 million (approximately $7.1 million)
April 9, 2013	NIS 1.39 ($0.38)	NIS 20 million (approximately $5.5 million)
December 19, 2011	NIS 2.08 ($0.55)	NIS 30 million (approximately $7.9 million)
April 14, 2011	NIS 1.73 ($0.5)	NIS 25.0 million (approximately $7.2 million)

(1)	In accordance with the representative rate of exchange of the NIS to the dollar as of the date of the payment of the dividend.

(2)	Alon Blue Square’s share in the distribution of the dividends was approximately 78%.

Short-Term Credit from Banks and Others

The following table sets forth the principal terms of our short-term credit from banks and others:

	December 31
	2013	2014
	NIS in thousands

Bank overdrafts	12,605	5,490
Bank loans	696,804	657,939
Commercial paper	120,403	111,197
Current maturities of long-term loans	251,089	283,342
	1,080,901	1,057,968

The short term credit described in the table above includes NIS 215.3 million of short term credit undertaken by the Alon Blue Square in the aggregate amount of NIS 233.0 million as of December 31, 2014 and NIS 288.1 million as of December 31, 2013.

Long-Term Loans from Banks and other Financial Institutions

The following table sets forth the principal terms of our long-term loans from banks and other financial institutions:

	December 31		Annual Interest Rate
	2013	2014	(1)
	NIS in thousands		%
In Israeli currency:
Linked to the Israeli CPI bearing a fixed interest rate	607,586	694,861	3.59
Linked to the Israeli CPI bearing a variable interest rate	197,513	-	-
Unlinked and bearing a fixed interest rate	38,054	28,483	7.75
Unlinked and bearing a variable interest rate	681,507	974,605	3.01

Total	1,524,660	1,697,949

Less - current maturities	251,089	283,342
	1,273,571	1,414,607

(1) Weighted average rate as of December 31, 2014.

The loans described in the table above include loans undertaken by Alon Blue Square in the aggregate amount of approximately NIS 141.8 million. The loan agreements contain undertakings by Bee Group and its subsidiaries, Dor Alon and its subsidiaries and BSRE to meet certain financial covenants. The financial covenants in Bee Group’s loan agreements include a limitation on Bee Group and its subsidiaries’ ability to distribute dividends to Alon Blue Square. As of December 31, 2014, Bee Group has short and long term loans with totaling NIS 115.5 million as of December 31, 2014, pursuant to which Bee Group has undertaken to meet certain financial covenants. As at December 31, 2014 Bee Group met the covenants for loans in the amount of NIS 78 million and received a waiver for the remaining amount. These financial covenants include a limitation on the distribution of dividends to the Company. BSRE has a loan with a total balance of NIS 197.3 million, whereby BSRE has undertaken to meet certain financial covenants. As of December 31, 2014, BSRE met the above mentioned covenants. BSRE has a loan totaling approximately NIS 120 million as at December 31, 2014, with a group of institutional investors to finance the building of the addition to the Hadar Mall, for which BSRE has undertaken to meet certain financial covenants. As of December 31, 2014, BSRE met the above mentioned covenants. A loan agreement in the amount of NIS 82.5 million with a subsidiary of Dor Alon includes financial covenants. As of December 31, 2014, such subsidiary of Dor Alon had met the financial covenants contained in its loan agreements.

Debentures

The following table summarizes debentures outstanding as of December 31, 2013 and 2014 issued by (i) the Company, (ii) BSRE, of which we owned 63.71% of the shares as of March 31, 2015, and (iii) Dor Alon, of which we owned 78.43% of the shares as of March 31, 2015:

	December 31
	2013	2014
	NIS in thousands
Convertible debentures:
Issued by BSRE	91,201	60,425
Less - current maturities	29,715	29,686
	61,486	30,739

Non-convertible debentures:
Issued by the Company	306,563	342,416
Issued by BSRE	1,800,983	1,642,512
Issued by Dor Alon	681,321	464,320
	2,788,867	2,449,248

Less - current maturities	580,639	437,249
	2,208,228	2,011,999

Alon Blue Square Series A Debentures

In August 2003, we issued to institutional investors NIS 200 million in aggregate principal amount of unsecured 5.9% debentures. The debentures were linked (principal and interest) to the Israeli CPI, but in the event the Israeli CPI is less than the base index (index known at date of issuance), the amount of the debentures will not be adjusted below the base index. The principal was repayable in three equal annual installments, the last of which was on August 5, 2014.

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

Ratings of Alon Blue Square Debentures

In March 2015, Midroog, an Israeli rating agency and 51% subsidiary of Moody’s Investors Services Inc., decreased the rating of Series C Debentures from “A3/Negative” rating to “Baa1/Neutral-Negative”.

BSRE Debentures

In August 2006, BSRE issued 2.5 million BRSE ordinary shares of NIS 1 par value each, together with NIS 100 million par value of registered BRSE Series A debentures, which are convertible into BSRE ordinary shares, and NIS 650 million par value of registered BSRE Series B debentures. In September 2008, BSRE completed the issuance of an additional NIS 125 million in principal amount of unsecured non-convertible (Series B) debentures to institutional investors. The terms of these debentures are identical to the terms of the non-convertible (Series B) debentures issued by BSRE in August 2006. Pursuant to a partial exchange tender offer, on January 27, 2014, BSRE completed the exchange of NIS 200 million par value of debentures (Series B) against the issuance of NIS 265.5 million par value of marketable debentures (Series E), which was effected as an expansion of Series E, with the same terms. The carrying amount of the liability relating to the exchanged debentures (series B) was NIS 238 million. The exchange is not considered substantive change in the terms of the debentures and therefore had no effect on the statement of income. In October 2009, BSRE issued NIS 300 million par value of registered Series C debentures. In July 2010, BSRE issued NIS 110 million par value of registered BSRE Series D debentures. During 2012 and 2013, the debentures (Series D) were expanded by several private offerings to institutional investors amounting to NIS 276 million and NIS 309 par value, respectively. Total net consideration received from such offerings, net of commissions to the institutional investors and distributors, amounted to NIS 439 million in 2013 and NIS 308 million in 2012. The annual effective interest rate payable on Series D debentures, taking into account the expansions and issuance expenses as above is 4.3%. On October 30, 2013, BSRE issued new Series E Debentures in the aggregate face amount of NIS 120 million for aggregate consideration of NIS 121.7 million.

BSRE Series A Debentures

The BSRE Series A debentures are to be redeemed in four equal annual installments on August 31 of each of the years 2013 to 2016. The Series A debentures are linked (principal and interest) to the known Israeli CPI and bear interest at an annual rate of 6.25%, which is payable semi-annually. The Series A debentures are convertible into BSRE ordinary shares from the date that they are first listed for trade on the stock exchange through August 16, 2016, except during the periods from August 17 through August 31 in each of the years 2013 to 2015. The conversion rate is subject to adjustments in the event of distribution of cash dividends. Until August 31, 2008, the conversion was effected at the rate of NIS 96.83 par value of registered Series A debentures (following adjustments due to distributions of cash dividends) for each ordinary share of NIS 1 par value; through August 16, 2016, the conversion rate is NIS 225.59 par value of registered Series A debentures (following adjustments due to distributions of cash dividends) for each ordinary share of NIS 1 par value.

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

BSRE Series E Debentures

The BSRE Series E debentures are to be redeemed in six non-equal annual installments on May 31 of each of the years 2018 to 2023, of which four installments each in the amount of 7.5% of the debentures’ principal amount are to be redeemed on May 31 of each of the years 2018 to 2021, and two installments each in the amount of 35% of the debentures’ principal amount are to be redeemed on May 31 of each of the years 2022 to 2023. The Series E debentures are linked (principal and interest) to the Israeli CPI and bear fixed interest of 3.3% which is payable semi-annually on May 31 and November 31 of each of the years 2014 to 2023. BSRE has committed not to create a current charge on its entire assets in favor of any third party to secure any debt or liability unless a consent of the Series E Debenture holders is obtained or provided that a current charge, of the same ranking is created on its entire assets in favor of the Series E Debenture Holders.

Rating of BSRE Debentures

On December 26, 2013, Midroog ratified the A1 rating on the debentures (series A to E) issued by BSRE, while maintaining the outlook at stable. On February 18, 2014, Midrog inserted BSRE Debentures into credit review with negative implications.

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

Dorgas Batuchot Ltd. Debentures

These debentures with a par value at the date of issue of NIS 96 million are linked (principal and interest to the Israeli CPI). The debentures bear a fixed rate of annual interest of 4.95%. The interest and principal is repayable in quarterly installments up to June 2020. Dorgas Batuchot debentures include a financial covenant requiring that the ratio between adjusted net income over the last 12 months from the liquefied petroleum gas activity and the quarterly payments of principal and interest on the debentures will be less than 1.05. As of December 31, 2014, Dor Debentures Dorgas Batuchot met the financial covenants relating to these debentures.

Dor Debentures

Dor Debentures issued two series of debentures to institutional investors:

Series 1 with a par value at the date of issue of NIS 13 million, which are linked (principal and interest) to the Israeli CPI. The debentures bear a fixed rate of annual interest of 6.45%. The interest and principal repaid in semi-annual equal payments on April 20 and October 20 up to 2016 (inclusive). As of December 31, 2014, Dor Debentures met the financial covenants relating to the series 1 debenture.

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

Dor Debentures series 1 and series 2 debentures include financial covenants requiring that (i) the ratio between the EBITDA of 17 joint ventures and their financial expenses will not be less than 1.1, (ii) the ratio between adjusted net cash flow of 17 filling stations held by joint ventures and the financial expenses on loans from parent companies will not be less than 1.2, and (iii) the ratio between income of the Dor Debentures and the annual payments of principal and interest on the debentures will not be less than 1.09. As of December 31, 2014, Dor Debentures met the financial covenants relating to the series 1 and series 2 debentures.

Rating of Dor Alon Debentures

As of December 31, 2014, Dor Alon’s Series B Debentures were unrated and Series C and D Debentures were rated A2 with a stable outlook, Dorgas Batuchot Debentures were rated Aa2, and the Dor Debentures were rated A2 with a stable outlook.

For additional information on charges pertaining to the collateralized long-term loans, see note 35 to our consolidated financial statements.

Commitments for Capital Expenditures

As of December 31, 2014, we had entered into agreements for investments in real estate, investment property, land and buildings, constructions work, fixtures, equipment and leasehold improvements in the total amount of approximately NIS 383.2 million, or $98.5 million. We intend to finance these investments from cash generated by our operations and from loans from banks or other financial institutions.

C.	Research and Development, Patents and Licenses.

Not applicable.

D.	Trend Information.

Supermarkets

Based on data published by the Israeli Central Bureau of Statistics of the retail sales of food, drinks and tobacco in Israel, we estimate that approximately 29.7% of the total retail sales of food, beverages and tobacco in Israel in 2014 was made by the two large chains and approximately 29.5% of the estimated retail sales made by supermarkets, groceries and mini-markets in Israel in 2014 was made by the two large chains.

The food retailing industry has been subject to increased competition in recent years. We estimate that our market share of the total retail market of food, beverages and tobacco decreased to 10.2% in 2014 from 11.4% in 2013. The market share of our largest competitor, Shufersal, based on its financial reports, was approximately 19.5% of the total retail market of food, beverages, and tobacco in 2014, compared to 20.1% in 2013 (this calculation is based on the estimate of the Central Bureau of Statistics of the total retail market for food, beverages and tobacco, and our estimate for market growth of 3.5% in 2014). In 2014, very low-priced other supermarket chains continued to aggressively increase their market share and expand their presence in locations throughout Israel, often geographically beyond their original location. The increased competition has led to increased downward pressure on prices.

Additionally, according to Nielsen, the quantity of food, beverages, home products and near food products purchased by consumers in Israel declined by 1.4% in 2014 as compared to 2013. This trend has continued in the beginning of 2015 according to a report by Nielsen issued in March 2015. If Mega Retail continues to generate significant losses due to the difficult market conditions, it could have a material adverse impact on our liquidity.

In 2014, we opened three new supermarket stores to compete in selective areas in which we did not believe we had sufficient market presence. In addition, as part of our efficiency strategy, during 2014, we reduced by approximately 64,300 square meters our supermarket store space as a result of stores sold to third parties and the reduction of store space.

In recent years we have witnessed a global trend of supermarkets specializing in organic and health products. We own approximately 51% of the holdings of Eden Teva, which operates organic/health food supermarkets and caters to the growing local demand for organic, natural and health food.

Commercial and Fueling Sites

Dor Alon is the fourth leading company in Israel for the distribution of petroleum products, with 208 filing stations. The three largest companies in Israel distributing petroleum products have an aggregate of 755 filing stations. In addition, there are 140 filing stations operated by other smaller companies.

Dor Alon anticipates opening and operating an additional eight to ten commercial and filling stations during 2015 and 2016. Dor Alon has plans and agreements to plan, establish and operate additional filling stations, and these stations are currently in different stages of authorization and establishment.

Dor Alon intends to expand its market share as a supplierto natural gas industry. Dor Alon has entered into an agreement to purchase natural gas from Tamar Partnership in order to provide the energy requirements of Sugat. For further information see “Item 4. Information on the Company – B. Business Overview – Fueling and commercial sites – Other Activities.” In addition, Dor Alon plans to expand its independent convenience stores chain outside of the filling stations.

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

The average occupancy in shopping centers in 2014 was over 95% in the Tel Aviv area. New shopping centers are expected to open in 2015, such as "Sharona Market" in Tel-Aviv, expansion of the Ayalon Mall in Ramat Gan, and other shopping malls in the Tel-Aviv area, including the fashion mall being built by BSRE and Gindi in the Wholesale Market in Tel Aviv for which BSRE is pre-marketing store space for international brands.

The change in the tenant mix in shopping centers which is characterized by the exit of food chains and entry of international fashion chains lead to an increase in the operating profit, while maintaining high occupancy rates.

Beginning as of the last quarter of 2012 and through 2014, there was an increase in shopping centers, resulting in a downward pressure on prices. Additionally, there is an increase in the rate of building starts, especially in the periphery of Israel and not only in the center of Israel. In the coming years, a number of new shopping malls are planned to be opened, which will enhance competition. Moreover, new neighborhood commercial centers are expected to be built and serve as an anchor for local commercial activities. BSRE expects that the sturdiness of the shopping centers sector will remain strong compared to a relative weakness in the offices industry.

E.	Off-Balance Sheet Arrangements.

None.

F.	Tabular Disclosure of Contractual Obligations.

The following table sets forth certain information concerning our obligations and commitments to make future payments under contracts, such as debt and lease agreements:

	2015	2016	2017	2018	2019	2020	2021 and thereafter	Total

Long term loans from banks (1)	283,342	359,018	271,356	142,704	87,925	131,849	259,414	1,535,609
Non Convertible Debentures issued by the Company (2)	45,123	45,123	45,123	45,123	45,123	45,123	90,245	360,983
Non-Convertible Debentures issued by BSRE (3)	175,325	175,325	277,007	306,049	216,507	216,507	300,099	1,666,819
Convertible Debentures issued by BSRE (3)	29,686	30,738	-	-	-	-	-	60,424
Non-Convertible Debentures issued by Dor Alon (4)	213,238	141,272	31,216	11,151	56,357	4,840	-	458,074
Loan from related party		-	-	-	-	-	2,870	2,870
Loan from others	-	-	-	31,944	31,944	31,944	63,638	159,470
Short term credit from banks (5)	663,428	-	-	-	-	-	-	663,428
Commercial paper (6)	111,198	-	-	-	-	-	-	111,198
Purchase Obligations	1,795		-	-	-	-	-	1,795
Non-cancelable Long term leases (7)	392,164	347,005	318,572	265,271	203,835	139,412	481,263	2,147,521
Total contractual cash obligations	1,915,296	1,098,480	943,275	802,244	641,691	569,677	1,197,529	7,168,192

(1)	The table above does not include payments of interest on our long-term loans because the actual interest payments on most of the loans are dependent on variable parameters, such as changes in the Israeli CPI, or variable interest rates which cannot be predicted at the date of this report. Without taking into account any changes in the Israeli CPI or changes in foreign currency rates and assuming the relevant variable interest rate will remain at its level as it was as of December 31, 2014 (3.65% per annum), interst payments on the long term loans (in thousands) would be, NIS 55,985 in 2015, NIS 46,188 in 2016, NIS 34,050 in 2017, NIS 24,808 in 2018, NIS 19,159 in 2019, NIS 15,401 in 2020 and NIS 10,409 in 2021 and beyond.

(2)	These debentures bear interest at an annual rate of 2.5% and are linked (principal and interest) to the Israeli CPI but in the event the Israeli CPI is less than the base index (index known at the date of issuance), the amount of debentures will not be adjusted below the base index. Without taking into account any changes to the Israeli CPI, interest payments on the Non-Convertible Debentures (in thousands) would be NIS 9,025 in 2015, NIS 7,896 in 2016, NIS 6,768 in 2017, NIS 5,640 in 2018, NIS 4,512 in 2019, NIS 3,384 in 2020 and NIS 6,768 in 2021 and beyond. The table above does not include payments of interest on our debentures because the actual interest payments on these debentures will depend on changes in the Israeli CPI, which cannot be predicted at the time of this report. The principal is repayable in twelve equal annual installments on November 4 of each of the years 2011 to 2022 (inclusive

(3)	The Non-Convertible Debentures and the Convertible Debentures (Series A, Series B Series C, Series D and E) bear interest at an annual rate of 6.25%, 4.7%, 4.2%, 4.5 % and 3.3%, respectively, and are linked (principal and interest) to the Israeli CPI, but in the event the Israeli CPI is less than the base index (index known at date of issuance), the amount of debentures will not be adjusted below the base index. Without taking into account any changes to the Israeli CPI, interest payments on the Non- Convertible Debentures (in thousands) would be NIS 70,280 in 2015, NIS 62,162 in 2016, NIS 54,044 in 2017, NIS 41,847 in 2018, NIS 28,692 in 2019, NIS 19,298 in 2020 and NIS 9,903 in 2021 and beyond. Without taking into account any changes to the Israeli CPI, based on the principal amount of the Convertible Debentures as of December 31, 2014 and assuming no additional conversion of debentures, interest payments on the Convertible Debentures (in thousands) would be NIS 3,777 in 2015, and NIS 1,921 in 2016. The table above does not include payments of interest on our debentures because the actual interest payments on these debentures will depend on changes in the Israeli CPI, which cannot be predicted at the time of this report.

(4)	The Non-Convertible Debentures and the Convertible Debentures (Series B, Series C, Series D, DorGas and Dor Debentures) bear interest at an annual rate of 5%, 2.5%, 6.65%, 4.95% and 6.45%, respectively, and Series B linked (principal and interest) to the Israeli CPI, but in the event the Israeli CPI is less than the base index (index known at date of issuance), the amount of debentures will not be adjusted below the base index and Series C bears interest of government bonds+2.25%. Without taking into account any changes to the Israeli CPI and interest of government bonds, interest payments on the Non-Convertible Debentures (in thousands) would be NIS 25,836 in 2015, NIS 13,840 in 2016, NIS 5,438 in 2017, NIS 4,352 in 2018, NIS 3,754 in 2019, NIS 240 in 2020 and NIS 0 in 2020 beyond.

(5)	The table above does not include interest on our short term credit from banks (2014: 3.5%- per year).

(6)	On June 30, 2009, the Company issued commercial paper to institutional investors in an amount of NIS 40 million for a period of four years. The commercial paper bears annual interest at a variable rate equal to the Bank of Israel Interest Rate plus 1.5%, payable semi-annually beginning on December 30, 2009. The commercial paper was redeemed in full in July, 2013. In August 2012 the Company issued commercial paper to institutional investors in an amount of NIS 71 million for a period of five years. The commercial paper bears annual interest at a variable rate equal to the Bank of Israel Interest Rate plus 1.85%, payable quarter-annually beginning on November 2012. The average annual interest rate for the three months ended December 31, 2014 was 2.4%. Therefore, the table above does not include the amount of interest on commercial paper. The principal of the commercial paper is redeemable every three months at the demand of one of the parties, but in any event, the last redemption date of the principal was July 2012. In addition, in June 2013 the Company issued commercial paper to institutional investors in an amount of NIS 45 million for a period of five years. The commercial paper bears annual interest at a variable rate equal to the Bank of Israel Interest Rate plus 1.80%, payable quarter-annually beginning on November 2012. The average annual interest rate for the three months ended December 31, 2014 was 2.4%. Therefore, the table above does not include the amount of interest on commercial paper. The principal of the commercial paper is redeemable every three months at the demand of one of the parties, but in any event, the last redemption date of the principal will be July 2017.

(7)	Includes mainly apartment lease arrangements.

*	The table above does not include severance payment obligations because the actual severance payments will depend on the dates of payment, which cannot be predicted at the time of this report. As of December 31, 2014, the Company had severance payment obligations in an amount of NIS 517 million and a severance payment fund in an amount of NIS 458 million.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management.

The following table lists the name, age and position of the directors and senior management of Alon Blue Square and four officers of our subsidiaries as of March 31, 2015.

Name	Age	Position
Amit Ben Itzhak	52	Chairman of the Board of Directors and Director
Avigdor Kaplan	75	Chief Executive Officer and director
David Wiessman	61	Director
David Alphandary (1) (2)	79	Director
Uzi Baram (1) (2) (3)	77	Director
Avraham Meron (1) (3)	75	Director
Mordehay Ventura	60	Director
Mr. Tal Yeshua	57	Director
Dr. Dan Weiss	52	Director
Yonel Cohen	55	Director
Avshalom Haran	57	Alternate Director
Dana Shlezinger	42	Director

Yehuda van der Walde	43	Chief Financial Officer
Ortal Klein	46	Corporate Secretary & Legal Counsel

Daniel Garabagi	51	Head of Information Technology Division
Motti Keren	51	Chief Executive Officer of Mega Retail
Zeév Stein	61	Chief Executive Officer of Blue Square Real Estate Ltd.
Israel Yaniv	68	Chief Executive Officer of Dor Alon
Oded Blum	50	co – Chief Executive Officer of Dor Alon
Raviv Brookmayer	58	Chief Executive Officer of Naaman Group

(1) Member of the Compensation Committee.Audit Committee and Compliance Committee.

(2) External director.

(3) Member of the Corporate Governance Committee.

Amit Ben Itzhak has served as our Chairman of the Board since December 2014. He currently serves as Acting Chairman of the Granot Corporation and as Chairman of Hamashbir Agriculture Ltd. ("Hamashbir"), an Israeli agricultural supply company. From 2008 -2013, Mr. Ben Itzhak served as Chief Executive Officer of Hamashbir. From 2005 – 2008, Mr. Ben Itzhak served as Chief Financial Officer of Tnuva Corporation, a leading food group in Israel, and from 2002 to 2005, Mr. Mr. Ben Itzhak served as Chief Executive Officer of Granot. Mr. Ben Itzhak was also Co – Founder, Chief Executive Officer, and Chairman of Zap Computing Ltd. from 2001 to 2005. Mr. Ben Itzhak has a B.A in Economics and Business Administration from the Ruppin Academic Center and an M.B.A (with honors) from the Hebrew University of Jerusalem.

Avigdor Kaplan has served as a member of the board of directors of the Company since February of 2015 and as CEO of the Company since March 29, 2015. Mr. Kaplan has also served as CEO of Alon Israel Oil Company Ltd. since January 2015. From June 2013 to June 2014, he served as the Director General of Hadassah Medical Organization.  From June 2008 to May 2013, Mr. Kaplan served as the Chairman of the Board of Clal Insurance Group, and from May 1997 to May 2008, he served as CEO of the Clal Insurance Group. Mr. Kaplan holds a B.A. in Economics and Statistics from The Hebrew University, a Diploma in Business Administration from The Hebrew University, an M.sc in Industrial Engineering from Technion, and a PhD in Health Sciences from Ben Gurion University.

David Wiessman has served as our director since 2003. Mr. Wiessman served as our Executive Chairman of the Board of Directors from November 2005 until January 2013, and served as our Chief Executive Officer and Chief Operating Decision Maker until mid-March 2015. Mr. Wiessman is also the Chairman of the board of directors of BSRE since December 21, 2005 and serves as a director in Mega Retail, Alon Israel Oil Company Ltd., as well as in other companies within the Alon Group. In addition, Mr. Wiessman is currently the Chief Executive Officer of Bielsol Investments (1987) Ltd., Executive Chairman of Alon U.S.A. Energy, Inc. and Alon USA Partners GP, LLC. In addition, Mr. Wiessman also serves as a director in other companies not affiliated with Alon Israel Oil Company Ltd., or with Alon USA Inc.

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

Tal Yeshua has served as our director since February 11, 2015. He has served as the Chairman of Mishkey Emek Hayarden & Zemach Mifalim, a concern of various kibbutzim, since last year, and since 2007 has been an owner and Chairman of Travelers Hotels Ltd., a chain organizing accommodations for travelers. Mr. Yeshua also serves as a director of Alon Israel Oil Company Ltd. From 2007 to 2014, Mr. Yeshua served as Chairman of Amiad Water Systems, a global producer of filtration systems traded on AIM, the international market of the London Stock Exchange for smaller growing companies, and from 2002 and to 2010, Mr. Yeshua served as Chairman of Termokir Ltd., a factory owned by Kibbutz Horshim in the dry mixtures business for the building industry. From 2006 to 2008, Mr. Yeshua served as Chairman of Asiv Textile Industries Ltd., owned by Kibbutz Afek in the knit fabrics business for the garment and home textile industries. Mr. Yeshua has an Executive MBA from Tel Aviv University, a B.A. in Society and Management from the Open University and a dia in Practical Computer Engineering from Ruppin College.

Dan Weiss has served as our director since August 2014. Mr. Weiss has been a faculty member of the Recanati Business School at the Tel Aviv University, since 2003. Mr. Weiss also serves as a director in Alon Israel Oil Company Ltd and Mega Retail. Mr. Weiss is a certified CPA, holds a B.Sc.I.E in Industrial Engineering and Management from the Technion – Israel Institute of Technology, an MBA from the Tel Aviv University, and a PhD in Managerial Economics from the Tel Aviv University.

Yonel Cohen has served as our director since August 2014. Mr. Cohen is the chairman of the Board of Directors of Bielsol Investments (1987) Ltd., which is the largest shareholder of Alon Israel Oil Company Ltd. . Mr. Cohen serves as a director in various companies within the Alon Israel group, including Alon Israel Oil Company Ltd., and Alon Natural Gas Explorations Ltd. Mr. Cohen also serves as the Chairman of the Board of Directors of Golden House Ltd., a company traded on the Tel Aviv Stock Exchange, Tamir Fishman Investment House and as a director in several other private companies. Mr. Cohen has served as the Chief Executive Officer of Migdal Group from 2008 to 2013, which is the largest insurance group in Israel. Mr. Cohen holds a bachelor of Sciences in Mathematics and Computer Sciences from the Tel Aviv University.

Avshalom Haran has served as the CEO of Mishkei Hakibutzim, which concentrates the purchasing power of the kibbutz movement in Israel via a number of independent companies owned by the group since 2012, and from 2006 to 2012, he served as CEO of Meser, which competes with the Israel Postal Company in the distribution of business mail. From 2006 to 2009, Mr. Haran served as Chairman of Kibbutz Be'eri and from 2003 to 2006, he served as CEO of Kibbutz Be'eri. Mr. Haran has a B.A. in Agriculture Economy from the Hebrew University and an Executive MBA from the Tel Aviv University. Mr. Haran was chosen Mr. Rubenstein as his alternative director in accordance with Israeli law due to Mr. Rubenstein's hospitalization.

Dana Shlezinger has served as our director since March 29, 2015. Since 2012, Ms. Shlezinger has served as a Director in the Management Committee of Deshen Ha'zafon Fertilizers Ltd. since 2012. Since 2009, Ms. Shlezinger has served as Chief Financial Officer (Head of Finance and Trade) of Mishkei Hamifratz Central Agricultural Cooperative, Ltd. ("Milouot"), and since 2011, Ms. Shlezinger has served as an External Director and Chairperson of the Financial Statements Committee, as well as a member of both the Audit Committee and Strategic Planning Committee of TASE-traded Golan Plastic Products Ltd. From 2004 to 2009, Ms. Shlezinger served as the Chief Financial Officer of Friedrich Plastic Industry Ltd., and from 2003 to 2004 she worked at Ernst& Young Israel, as an External Auditor. Ms. Shlezinger is a certified CPA (ISR) from the Ruppin Academic Center, Israel, and holds a BA in Economics from Ruppin Academic Center, Israel.

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

Ortal Klein, Adv. has served as our Corporate Secretary since March 2011. Ms. Klein has also served as the General Counsel and Corporate Secretary of Alon Israel Oil Company since May 1997 and the General Counsel and Corporate Secretary of Dor Alon and its subsidiaries since 2000. Ms. Klein holds a LLB from Tel Aviv University and a LLM in commercial Law from Bar Ilan University. Ms. Klein tendered her resignation to the Company on April 19, 2015, effective as of May 31, 2015.

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

Oded Blum has served as co-Chief Executive Officer of Dor Alon since June 2014. Mr. Blum previously served as Chief Executive Officer of Dor Alon Retail Sites Management Ltd. He holds a B.A in Economics and Accounting from the Hebrew University in Jerusalem, and is a Certified Public Accountant in Israel.

Raviv Brookmayer has served as the Chief Executive Officer of Naaman Group since, September 2012. Mr. Brookmayer served as Chief Executive Officer of Home Center (DIY) Ltd. Prior to that, he served as Chief Executive Officer of Ten Petroleum Company Ltd. from 2007-2009. Mr. Brookmayer holds a B.A. in Business and Administration and an MBA from Derby University.

Termination of Office

Itzhak Bader served as our Chairman of the Board until the second half of 2014. Limor Ganot served as our Co- CEO until December 24, 2014. David Wiessman served as our CEO and CODM until March 2015, and Mr. Shlomo Even served as a member of our Board of Directors until March 2015. Diana Bogoslavsky served as a member of our Board of Directors until February 2015.

Arrangements for the Election of Directors

As of March 31, 2015, Alon, directly and indirectly through Alon Retail, owned approximately 72.71% of our outstanding ordinary shares. So long as Alon continues to own beneficially more than 50% of our outstanding ordinary shares and voting power, it will be able to control the outcome of matters requiring shareholder approval that do not require a special majority, including the election of all our directors, other than our two external directors. The election of the external directors requires that at least a majority of the votes of the shareholders who are not controlling shareholders and do not have a personal interest in the appointment (excluding a personal interest which did not result from the shareholder’s relationship with the controlling shareholder) who participate in the vote, vote for their nomination (without taking into account abstentions), or that the total number of shares voted against the proposal by shareholders who are not controlling shareholders and do not have a personal interest does not exceed two percent of the aggregate voting rights in the Company.

B.	Compensation

The table and summary below outline the compensation granted to our five highest compensated directors and officers during the year ended December 31, 2014. The compensation detailed in the table below refers to actual compensation granted or paid to the director or officer during the year 2014.

Name and Position of director or Officer	Salary or Other Payment (1)	Value of Social benefits (2)	Bonuses	Value of Equity Based Compensation Granted (3)	All Other Compensation (4)	Total
Amounts in $US dollars are based on representative U.S. dollar – NIS rate of exchange on December 31, 2014
Israel Yaniv (6)	381,562	54,632	181,558			617,752
Zeév Stein (6)	382,688	57,148	138,796			578,632
Motti Keren (6)	465,309	78,992	-			544,301
Raviv Brookmayer (6)	311,177	70,377	-			381,554
Oded Blum (6)	231,112	37,847	70,969			339,928

(1)	“Salary or Other Payment” means the aggregate yearly gross monthly salaries or other payments with respect to the Company's Executive Officers and members of the Board of Directors for the year 2014.

(2)	“Social Benefits” include payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds; vacation pay; and recuperation pay as mandated by Israeli law.

(3)	Consists of the fair value of the equity-based compensation granted during 2014 in exchange for the directors and officers services recognized as an expense in profit or loss and is carried to accumulated deficit under equity. The total amount recognized as an expense over the vesting period of the options.

(4)	“All Other Compensation” includes, among other things, car-related expenses (including tax gross-up), comunication expenses, basic health insurance, and holiday presents.

(5)	See below for more information regarding terms of employment.

The following table sets forth the aggregate compensation we paid or accrued on behalf of all persons who served as our directors or senior management for services they rendered us and our subsidiaries, for the year ended December 31, 2014. The table also includes compensation to individuals who ceased to serve as directors or executive officers during the year.

	Salaries, fees, expenses, directors’	Pension, retirement
	fees, commissions and bonuses	and similar benefits
	(in millions)	(in millions)
All directors, senior management and Acting Chairman as a group	$4.9 (NIS 19.1)	$0.4 (NIS 1.7)

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

We also agreed to pay David Wiessman, a director and our former Chief Executive Officer, a monthly payment of NIS 42,456 plus VAT commencing from November 15, 2005, the date Mr. Wiessman became Executive Chairman of the board of directors. The compensation is linked to changes in Israel’s CPI since November 2005, and is updated every three months (therefore the currently monthly amount is NIS 50,943). No additional fees are paid to Mr. Wiessman for attending meetings of the board of directors or any committee of the board of directors. Mr. Wiessman is also entitled to reimbursement of actual expenses (upon submission of receipts) incurred by him in connection with his service as Chief Executive Officer and Chief Operating Decision Maker. In September 2013 the shareholders re-approved this arrangement following the approval of our compensation committee and board of directors. Since his departure in mid-March 2015, the Company no longer pays Mr. Wiessman the compensation mentioned above.

BSRE incurred compensation costs of approximately NIS 1,831,000 for its CEO, Mr. Zeev Stein, for the year 2014 plus an annual bonus of NIS 612,000 to be paid subject to shareholder approval. Under his employment agreement, Mr. Stein is entitled to a salary and customary fringe benefits, including a car lease and social benefits. In addition, Mr. Stein is entitled to severance compensation in excess of that which is required under law (200% of required severance in the case of dismissal and 175% of required severance in case of voluntary termination by Mr. Stein). Mr. Stein holds 0.22% of BSRE’s issued and outstanding shares, following the exercise of options granted to him under BSRE’s option plan.

Mega Retail incurred compensation costs of approximately NIS 2,117,000 for its CEO, Mr. Motti Keren, for the year 2014. Mr. Keren is entitled to an annual bonus of between four and 12 monthly salaries. In 2015, Mr. Keren received four monthly salaries for each of the years 2013 and 2014. His employment is for three years commencing January 2013, and the agreement is automatically for one years period unless either party provides six months' notice to the other. Under his employment agreement, Mr. Keren is entitled to a salary and customary fringe benefits, including a car lease and social benefits. In the event of termination, Mr. Keren is entitled to a notice period of six months, severance compensation in excess of that which is required under law (200% of required severance in the case of dismissal and 175% of required severance in case of voluntary termination by Mr. Keren) and “garden leave” (12 months in case of dismissal or six months in case of voluntary termination by Mr. Keren following appointment of new chairman of the board of Mega Retail). An election by Mega Retail not to renew Mr. Keren's employment following expiration of the agreement is deemed to be dismissal.

Dor Alon incurred compensation costs of approximately NIS 1,757,000 for its CEO, Mr. Israel Yaniv, for the year 2014 plus an annual bonus of NIS 706,000 on account of 2013. Under his employment agreement, Mr. Yaniv is entitled to an annual bonus equal to no more than eight monthly salaries, at the discretion of Dor Alon’s board of directors. Subject to approval of Dor Alon's shareholders, Mr. Yaniv is entitled to an annual bonus of NIS 630,000 for the year 2014. In the event of termination of Mr. Yaniv’s employment with Dor Alon, he is entitled to a notice period of 10 months and to a severance package equal to one and a half months’ salaries for every year of employment, other than in those situations where Dor Alon would not be required to pay severance under the law.

Dor Alon appointed Mr. Oded Blum to serve as co – CEO effective June 1, 2014. Mr. Blum has been employed by Dor Alon pursuant to an employment agreement dated September 1999, as amended. This employment agreement can be terminated by either party upon provision of a 120 day prior notice. Under his employment agreement, Mr. Blum is entitled to a monthly salary of NIS 66,300, and is covered by the Company's professional insurance coverage and indemnification undertakings. Subject to approval of Dor Alon's shareholders, Mr. Blum is entitled to an annual bonus of NIS 276,000 for the year 2014.

Naaman Group agreed to pay its CEO, Mr. Raviv Brookmayer a monthly payment of NIS 84,000 plus an extra monthly salary. Under his employment agreement, Mr. Brookmayer is entitled to a salary and customary fringe benefits, including a car lease, cell phone, a home phone line at the expense of Naaman Group up to a cap set in the employment agreement, social benefits and reimbursement of actual expenses incurred by him in connection with his service as CEO. Mr. Brookmayer will also be entitled as of 2013 to an annual bonus of up to NIS 850,000 for every calendar year of employment and subject to Naaman Group financial results targets. Mr Brookmayer's bonus for the fiscal year 2014 was NIS 109,000. In the event of termination of employment, Mr. Brookmayer’s is entitled advance notice of 90 days, severance pay as required by law, and three to six months of “garden leave,” subject to the terms and conditions set forth in his employment agreement.

During 2010, our controlling shareholder, Alon, granted an option to D.B.W Investments Ltd. a company controlled by Mr. David Wiessman, our former Chief Executive Officer and Chief Operating Decision Maker, and our former Executive Chairman of the Board and one of our current directors, to purchase 1,308,808 of our shares held by Alon. The option is exercisable in five equal portions at the end of each calendar year from 2010 until 2014 and for a period of 18 months from the time each portion vests. In addition, Alon granted Mr. Wiessman an option to convert his direct holdings in Alon (2.71% of outstanding shares) into 1.06% of the outstanding ordinary shares of Alon Blue Square. In December 2012, Mr. Wiessman exercised the option, pursuant to which he held approximately 1.06% of the outstanding shares of Alon Blue Square. Mr. Wiessman sold in an off-market transaction on December 17, 2014, an aggregate number of 699,100 of our ordinary shares, at a price of NIS 10.37 per share, for an aggregate consideration of NIS 7,249,667.

On September 30, 2013, our shareholders approved the adoption of a compensation policy applicable to Company officers and directors. For further information, see “Item 10. Additional Information – B. Memorandum and Articles of Association – Compensation Policy.”

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

Pursuant to the Israeli Companies Law, 1999, one may not be elected and may not serve as a director in a public company if he or she does not have the required qualifications and the ability to dedicate an appropriate amount of time for the performance of their duties as a director in the company, taking into consideration, among other things, the special needs and size of the company. In addition, a public company may convene an annual general meeting of shareholders to elect a director, and may elect such director, only if prior to such shareholders meeting, the nominee declares, among other things, that he or she possess all of the required qualifications to serve as a director (and lists such qualifications in such declaration) and that he or she has the ability to dedicate an appropriate amount of time for the performance of his or her duties as a director of the Company.

Under the Israeli Companies Law, the entering by a public company into a contract with a non-controlling director as to the terms of his or her office, including exculpation, indemnification or insurance, requires the approval of the compensation committee, the board of directors and the shareholders of the Company.

The appointment and terms of office of all our officers, other than directors and the general manager (Chief Executive Officer), are determined by the general manager, subject to the approval of our board of directors and our compensation committee and subject to our Compensation Policy approved by our shareholders.

We and our subsidiaries have no service contracts with any of our directors that provide for benefits upon termination of their service as directors.

Substitute Directors

Our Articles of Association provide that any director may appoint another person to serve as a substitute director and may cancel such appointment. The identity of a substitute director requires the approval of the board of directors. Under the Israeli Companies Law, a person who is not qualified to be appointed as a director, a person who is already serving as a director or a person who is already serving as a substitute director for another director, may not be appointed as a substitute director. Nevertheless, a director already serving as a director may be appointed as a substitute director for a committee of the board of directors so long as he or she is not already serving as a member of such committee, and if the substitute director is to replace an external director, he or she is required to qualify as an external director and to have either “financial and accounting expertise” or “professional expertise”, depending on the qualifications of the external director he or she is replacing. Otherwise, a substitute director cannot be appointed as an external director.

The term of appointment of a substitute director may be for one meeting of the board of directors or until notice is given of the cancellation of the appointment. To our knowledge, no director currently intends to appoint any other person as a substitute director, except if such director is unable to attend a meeting of the board of directors.

Independent and External Directors

Israeli Companies Law Requirements

We are subject to the provisions of the Israeli Companies Law. The Israeli Minister of Justice has adopted regulations exempting companies, like Alon Blue Square, whose shares are traded outside of Israel, from some provisions of the Israeli Companies Law.

Under the Israeli Companies Law, companies incorporated under the laws of Israel whose shares are either (i) listed for trading on a stock exchange or (ii) have been offered to the public in or outside of Israel, and are held by the public (Public Company) are required to appoint at least two external directors. The Israeli Companies Law provides that a person may not be appointed as an external director if the person is a relative of the controlling shareholder or if the person or the person’s relative, partner, employer, someone to whom he or she is subordinated directly or indirectly or any entity under the person’s control, has, as of the date of the person’s appointment to serve as external director, or had, during the two years preceding that date, any affiliation with us, our controlling shareholder, any relative of our controlling shareholder, as of the date of the person’s appointment to serve as external director, or any entity in which, currently or within the two years preceding the appointment date, the controlling shareholder was the company or the company’s controlling shareholder; and in a company without a controlling shareholder or without a shareholder holding 25% or more of the voting rights in the company – any affiliation to the chairman of the board of directors, to the general manager (Chief Executive Officer), to a shareholder holding 5% or more of the company’s shares or voting rights, or to the chief officer in the financial field as of the date of the person’s appointment. The term “affiliation” includes:

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis;

•	control; and

•	service as an office holder, other than service as a director who was appointed in order to serve as an external director of a company when such company was about to make an initial public offering.

Under the Israeli Companies Law, an “office holder” is defined as a general manager, chief business manager, deputy general manager, vice-general manager, any person filing any of these positions in a company even if he or she holds a different title, director or any manager directly subordinate to the general manager.

Without derogating from the above, a person may not serve as an external director if the person or the person’s relative, partner, employer, someone to whom he or she is subordinated directly or indirectly or any entity under the person’s control has business or professional relationship with an entity with which an affiliation is prohibited as detailed above, even if such relationship is not on a regular basis (excluding negligible relationship). In addition, a person who received compensation other than the compensation permitted by the Israeli Companies Law may not serve as an external director.

Regulations under the Israeli Companies Law provide for various instances and kinds of relationships in which an external director will not be deemed to have an “affiliation” with the public company for which he or she serves.

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

Under the Companies Law, a public company is required to appoint as an external director, a person who has “professional expertise” or a person who has “financial and accounting expertise,” provided that at least one of the external directors must have “financial and accounting expertise”. Under regulations, a director having financial and accounting expertise is a person who, due to his or her education, experience and qualifications is highly skilled in respect of, and understands, business-accounting matters and financial reports in a manner that enables him or her to understand in depth the company’s financial statements and to stimulate discussion regarding the manner in which the financial data is presented. Under the regulations, a director having professional expertise is a person who has an academic degree in either economics, business administration, accounting, law or public administration or another academic degree or has completed other higher education studies, all in an area relevant to the main business sector of the company or in a relevant area for the board position, or has at least five years experience in one of the following or at least five years of aggregate experience in two or more of the following: a senior management position in the business of a corporation with a substantial scope of business, in a senior position in the public service or a senior position in the main field of the company’s business.

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

David Alphandary and Uzi Baram currently serve as Alon Blue Square external directors.

New York Stock Exchange Requirements

See below “Item 6. Directors, Senior Management And Employees – C. Board Practices – Audit Committees – New York Stock Exchange Requirements” for a description of the independence requirements for audit committee members under applicable NYSE rules.

Audit Committees

Israeli Companies Law Requirements

Under the Israeli Companies Law, the board of directors of a public company must appoint an audit committee, comprised of at least three directors including all of the external directors.

The majority of the members of the audit committee, as well as the majority of members present at audit committee meetings, must be “independent” (as such term is defined below) and the chairman of the audit committee must be an external director. In addition, the following are disqualified from serving as members of the audit committee: the chairman of the board of directors, the controlling shareholder and his relatives, any director employed by the company or by its controlling shareholder or by an entity controlled by the controlling shareholder, a director who regularly provides services to the company or to its controlling shareholder or to an entity controlled by the controlling shareholder, and any director who derives most of their income from the controlling shareholder.

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

New York Stock Exchange Requirements

Under New York Stock Exchange rules, we are required to maintain an audit committee consisting only of independent directors.

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

The Securities and Exchange Commission (“SEC”) has defined “affiliate” for non-investment companies as “a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified.” The term “control” is intended to be consistent with the other definitions of this term under the Securities Exchange Act of 1934, as “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” A safe harbor has been adopted by the SEC, under which a person who is not an executive officer or 10% shareholder of the issuer would be deemed not to have control of the issuer. The SEC has also provided certain limited exceptions for an audit committee member, who also sits on the board of directors of an affiliate of a listed issuer, so long as, except for being a director on such board of directors, the audit committee member otherwise meets the independence requirements for each entity.

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

•	The duty of care includes a duty to use reasonable means to obtain information on the appropriateness of a given action brought for their approval or performed by them by virtue of their position and all other important information pertaining to the previous actions.

•	The duty of loyalty requires an office holder to act in good faith and for the benefit of the company, and includes a duty to: (i) refrain from any action involving conflict of interest between the performance of their duties in the company and their personal affairs; (ii) refrain from any activity that is competitive with the company’s business; (iii) refrain from usurping any business opportunity of the company to receive a personal gain for themselves or others; and (iv) disclose to the company any information or documents relating to a company’s affairs which the office holder has received due to his position as an office holder.

Under the Israeli Companies Law, directors’ compensation arrangements require Compensation committee approval, board of directors’ approval and shareholder approval.

The Israeli Companies Law requires that an office holder of a company promptly and, in any event, not later than the first board meeting at which the transaction is discussed, disclose any personal interest that they may have and all related material fact or document known to them, in connection with any existing or proposed transaction by the company. A personal interest of an office holder includes a personal interest of their relative, of a company in which the office holder or their relative is, a shareholder which holds 5% or more of company’s share capital or its voting rights, a director or a general manager, or in which he or she has the right to appoint at least one director or the general manager. A personal interest also includes a personal interest of a person who votes according to a proxy of another person, even if the other person has no personal interest, and a personal interest of a person who gave a proxy to another person to vote on their behalf – all whether the discretion of how to vote lies with the person voting or not. In the case of an extraordinary transaction, the office holder’s duty to disclose applies also to a personal interest of the office holder’s relative.

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

If the transaction is an extraordinary transaction, both the audit committee and the board of directors, in that order, must approve the transaction. Under specific circumstances, shareholders approval may also be required. Whoever has a personal interest in a matter, which is considered at a meeting of the board of directors or the audit committee, may not be present at this meeting or vote on this matter. However, if the chairman of the board of directors or the chairman of the audit committee has determined that the presence of such person is required to present a matter to the meeting, such officer holder may be present at the meeting. Notwithstanding the foregoing, if the majority of the directors have a personal interest in a matter, a director who has the personal interest in this matter may be present at this meeting or vote on this matter, but the board of directors’ decision requires shareholder approval.

Controlling Shareholder Transactions and Actions

Under the Israeli Companies Law, the disclosure requirements which apply to an office holder also apply to a controlling shareholder of a public company and to a person who would become a controlling shareholder as a result of a private placement. A controlling shareholder includes a person who has the ability to direct the activities of a company, other than if this power is derived solely from his/her position on the board of directors or any other position with the company. In addition, for such purposes a controlling shareholder includes a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder owns more than 50% of the voting rights in the company.

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

However, under Regulations promulgated pursuant to the Israeli Companies Law, certain transactions between a company and its controlling shareholder(s) (or the controlling shareholder’s relative) do not require shareholder approval.

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

The Israeli Companies Law further provides that an acquisition of shares or voting rights in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of 45% of the voting rights of the company, unless there is a holder of more than 45% of the voting rights of the company or would become a holder of 25% of the voting rights unless there is another person holding 25% of the voting rights. This restriction does not apply to: (i) an acquisition of shares in a private placement, if the acquisition had been approved in a shareholders meeting under certain circumstances; (ii) an acquisition of shares from a holder of at least 25% of the voting rights, as a result of which a person would become a holder of at least 25% of the voting rights; and (iii) an acquisition of shares from a holder of more than 45% of the voting rights, as a result of which the acquirer would become a holder of more than 45% of the voting rights in the company.

The Israeli Companies Law further provides that a shareholder has a duty to act in good faith towards the company and other shareholders when exercising their rights and duties and shall refrain from oppressing other shareholders, including in connection with the voting at a shareholders’ meeting on: (i) any amendment to the articles of association; (ii) an increase in the company’s authorized share capital; (iii) a merger; or (iv) approval of certain transactions with control persons and other related parties, which require shareholder approval. In addition, any controlling shareholder, any shareholder who knows that it possesses power to determine the outcome of a shareholder vote and any shareholder who, pursuant to the provisions of a company’s Articles of Association, has the power to appoint or prevent the appointment of an office holder in the company, or has any other power over the company, is under a duty to act with fairness towards the company. Under the Companies Law, the laws that apply to a breach of a contract will generally also apply to a breach of duty of fairness.

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

Pursuant to resolutions adopted by our shareholders in March 2011, we participate in a directors’ and officers’ liability insurance policy acquired by Alon. The extension of the directors’ and officers’ liability insurance was approved for each of the years 2012, 2013, 2014, and 2015 by our Audit Committee and by the Board of directors. As extended, the insurance policy is for a period beginning on January 1, 2015, and ending on December 31, 2015 covering the Company and affiliated entities, including Dor Alon and its subsidiaries, BSRE and its subsidiaries, Naaman and its subsidiaries and Alon and its subsidiaries (collectively, the “Group”). Such policy would cover a total liability of US $50 million (for each claim and in the aggregate) for the Company, including legal fees, and US $30 million (for each claim and in the aggregate), including legal fees, for each of the other members of the Group, excluding the Company, provided that in any event the maximum aggregate coverage of liability for the entire Group would be US $50 million. Our audit committee, board of directors and shareholders have also approved any renewal of the insurance policy or the participation by the Company in future directors’ and officers’ liability insurance policies covering the Company and all or some members of the Group, under substantially the same terms and conditions as the original insurance, upon its expiration, for a period of up to an additional four years from the end of the term of the original insurance policy. The participation in any future insurance policies would be subject to the following conditions: (i) the determination by the audit committee and board of directors that there will be no substantive changes between the original insurance policy and the future insurance policies; a change to the scope of coverage under the future insurance policies will not be deemed to be substantive so long as the premium paid by the Group for such future insurance policies will be as described in section (ii) below; and (ii) the premium paid for the future insurance policies will not increase by more than the greater of (A) 25% over the cost of the premium paid for the insurance policy of the previous year; or (B) 25% over the cost of the premium paid for the original insurance policy (in each case plus the rate of depreciation of the NIS in relation to the US dollar, to the extent such a depreciation occurred).

Indemnification of Office Holders

The Israeli Companies Law provides that a company may indemnify an Office Holder for the following liabilities or expenses imposed on them as a result of an act performed in their capacity as an Office Holder of the company, provided the company’s articles of association include the following provisions with respect to indemnification:

•	a provision authorizing the company to indemnify an Office Holder for future events with respect to a monetary liability imposed on them in favor of another person pursuant to a judgment (including a judgment given in a settlement or an arbitrator’s award approved by the court), so long as such indemnification is limited to types of events which, in the board of directors’ opinion, are foreseeable at the time of granting the indemnity undertaking in view of the company’s actual business, and in such amount or standard as the board of directors deems reasonable under the circumstances. Such undertaking must specify the events that, in the board of directors’ opinion, are foreseeable in view of the company’s actual business at the time of the undertaking and the amount or the standards that the board of directors deemed reasonable at the time;

•	a provision authorizing the company to indemnify an Office Holder for future events with respect to reasonable litigation expenses, including counsel fees, incurred by an Office Holder or which he is ordered to pay by a court, in proceedings that the company institutes against them or instituted on behalf of the company or by another person, or in a criminal charge from which they were acquitted, or a criminal charge in which they were convicted for a criminal offense that does not require proof of criminal intent;

•	a provision authorizing the company to indemnify an Office Holder for future events with respect to reasonable litigation fees, including attorney’s fees, incurred by an Office Holder in consequence of an investigation or proceeding filed against them by an authority that is authorized to conduct such investigation or proceeding, and that resulted without filing an indictment against him and without imposing on them financial obligation in lieu of a criminal proceeding, or that resulted without filing an indictment against them but with imposing on them a financial obligation as an alternative to a criminal proceeding in respect of an offense that does not require the proof of criminal intent or in connection with a monetary sanction; and

•	a provision authorizing the company to retroactively indemnify an Office Holder.

On June 12, 2008, following approval of our audit committee and board of directors, our shareholders approved amendments to our Articles of Association pertaining to indemnification of directors and officers that reflect the provisions of the Israeli Companies Law described above.

Our Articles of Association provide that we may undertake to indemnify an Office Holder for obligations or expenses imposed on them as a result of an act done in their capacity as an Office Holder in the Company or as a result of being an Office Holder, in another company in which the Company holds shares or has interests, as specified above.

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

Limitations on Insurance, Exemption and Indemnification

The Israeli Companies Law and our Articles of Association provide that a company may not exempt or indemnify an Office Holder nor enter into an insurance contract, which would provide coverage for any monetary liability incurred as a result of any of the following:

•	a breach by the Office Holder of their duty of loyalty, except for insurance and indemnification where the Office Holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach by the Office Holder of their duty of care if the breach was done intentionally or recklessly (except if the breach was solely as a result of negligence);

•	any act or omission done with the intent to derive an illegal personal benefit; or

•	any fine, civil fine, monetary sanctions, or forfeit imposed on the Office Holder.

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

Under the indemnification letters, the Company undertook to indemnify its directors and officers for obligations or expenses that may be imposed on them as a result of their actions in their capacity as an Office Holder in the Company or as a result of actions in their capacity as an Office Holder or the holder of any other position in another company in which the Company holds rights or is an interested party therein (unless fulfilling the position in the other company is not in connection with their function in the Company or at its request), as permitted by the Company’s Articles of Association. For further information, see above “Item 6. Directors, Senior Management And Employees – C. Board Practices – Exemption, Insurance and Indemnification of Directors and Officers Indemnification of Office Holders”.

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

Compliance Committee

Our Compliance Committee, which consists of David Alphandary, Avraham Meron, and Uzi Baram convenes semi-annually to examine the internal compliance plan of the Company and the management’s compliance with the plan. If case of a significant breach of the Company’s internal compliance plan, the Compliance Committee will convene.

Corporate Governance Committee

Our Corporate Governance Committee, which consists of Uzi Baram and Avraham Meron, convenes periodically to discuss the improvement of corporate governance in the Company, including with regard to regulatory, environmental protection, marketing, labor and other issues.

D.	Employees.

As of December 31, 2014, Mega employed 6,716 employees (including employees of Eden Teva), counting multiple employees sharing a single position as a single employee, including 2,304 temporary employees. 609 of our employees were employed in central management and administration and in our logistics center and 5,311 in our stores. As of December 31, 2013, Mega employed 7,454 employees (including employees of Eden Teva), counting multiple employees sharing a single position as a single employee, including 1,477 temporary employees. 849 of our employees were employed in central management and administration and in our logistics center and 6,605 in our stores. As of December 31, 2012, Mega employed 7,240 employees (including employees of Eden Teva), counting multiple employees sharing a single position as a single employee, including 1,780 temporary employees.

As of December 31, 2014, Dor Alon employed 2,763 employees, 103 of Dor Alon’s employees were employed in central management and administration and in Dor Alon’s logistics center and 2,660 in Dor Alon’s direct marketing sector and filling stations and convenience stores. As of December 31, 2013, Dor Alon employed 2,713 employees, 108 of Dor Alon’s employees were employed in central management and administration and in Dor Alon’s logistics center and 2,605 in Dor Alon’s direct marketing sector and filling stations and convenience stores. As of December 31, 2012, Dor Alon employed 2,628 employees, 107 of Dor Alon’s employees were employed in central management and administration and in Dor Alon’s logistics center and 2,521 in Dor Alon’s direct marketing sector and filling stations and convenience stores.

As of December 31, 2014, our Houseware and Textile segment employed 615 employees, 50 of our Houseware and Textile segment’s employees were employed in central management and administration and 565 in our Houseware and Textile stores. As of December 31, 2013, our Houseware and Textile segment employed 511 employees, 56 of our non-food segment’s employees were employed in central management and administration and in its logistics center and 455 in our Houseware and Textile segment’s stores.

As of December 31, 2014, BSRE employed ten employees, not including six members of BSRE’s senior management and other employees who provide services to the Company under the services agreement with the Company and not including employees employed by entities held 50% or less by BSRE. See “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions – Agreements between Alon Blue Square and its Subsidiaries.” As of December 31, 2012, BSRE employed ten employees. As of December 31, 2012, BSRE employed ten employees.

As of December 31, 2014, Alon Cellular employed 40 employees. As of December 31, 2013, Alon Cellular employed 35 employees. As of December 31, 2012, Alon Cellular employed 33 employees

As of December 31, 2014 our logistics center employed 92 employees. As of December 31, 2013 our logistic center employed 136 employees.

As of December 31, 2014 Dr. Baby employed 88 employees. As of of December 31, 2013 Dr. Baby employed 97 employees.

We are subject to labor laws and regulations in Israel. Most of Mega Retail’s employees are subject to collective bargaining labor agreements. Under a Special Collective Bargaining Agreement, referred to as the Special Agreement, from May 1996, among the Co-Op, Alon Blue Square, the Histadrut (General Federation of Labor in Israel) (Histadrut), the National Committee of the Co-Op Union Employees and the Co-Op Union, all the Co-Op employees became employees of Alon Blue Square. The collective bargaining agreements in effect as of that date apply to Alon Blue Square as if Alon Blue Square and these employees were originally parties to these agreements. Alon Blue Square became responsible for the payment of all employee benefits that had been accrued in respect of these employees during the term of employment of these employees with the Co-Op, to the extent these benefits were recorded on the Co-Op’s records. Since 1996, we entered into new labor agreements with the Histadrut and the Co-Op union, which determine our employees' wages structure, the employment conditions of new employees and a wage increase to the existing employees. The above applies to Mega Retail employees. On January 1, 2011, substantially all of the employees of Alon Blue Square assigned to Mega Retail’s supermarkets were transferred to Mega Retail.

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

As of March 31, 2015 other than indirect ownership through Alon or Alon Retail, none of our directors or officers owned more than 1% of our outstanding equity securities.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders.

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 31, 2015, by each person or entity known to own beneficially 5% or more of our outstanding ordinary shares based on information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission. Our major shareholders do not have voting rights different from the voting rights of our other shareholders.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Outstanding Ordinary Shares(1)
Alon Israel Oil Company Ltd.(2)	49,957,264	72.71%

Alon Retail Ltd.(3)	17,352,961	26.3%

Menorah Mivtachim Holdings Ltd.(4)	5,636,103	8.55%

(1)	The percentage of outstanding ordinary shares is based on 65,954,427 ordinary shares outstanding as of March 31, 2015 (excluding 207,433 ordinary shares held by Alon Blue Square as treasury shares).

(2)	Alon may be deemed to beneficially own all of the shares held directly and indirectly by Alon Retail Ltd. due to the ownership structure of Alon Retail described in footnote (3); accordingly, the number of shares listed as owned by Alon includes all the shares that are listed as owned by Alon Retail Ltd.

(3)	Alon Retail Ltd. is a wholly owned subsidiary of Nissan Alon Retail Holdings Ltd., which is a wholly owned subsidiary of the Nissan Dor Chains Ltd., which is a wholly owned subsidiary of Dor Food Chains Holdings Ltd., a wholly owned subsidiary of Alon. To the Company’s best knowledge, Alon is owned approximately 48.21% (excluding shares held by Alon as treasury shares) by eight collective acquisition entities of kibbutzim in Israel and approximately 51.79% (excluding shares held by Alon as treasury shares) are held by Bielsol Investments (1987) Ltd. To the Company’s best knowledge, the shareholders of Bielsol Investments (1987) Ltd. consist of Shibag Ltd. (whose shareholders are Advocate Shraga Biran, and Gara, Boaz and Iftah Biran, and which is controlled by Advocate Shraga Biran who holds all of the voting rights in Shibag Ltd. through a direct holding in 85% of the shares that grant voting rights in Shibag Ltd. (“Voting Shares in Shibag”) and through a power of attorney relating to voting rights for the other 15% of the Voting Rights in Shibag held by Mr. Boaz Biran), holding 79.4% of the capital and voting rights of Bielsol Investments (and is the controlling shareholder of Bielsol Investments, and Advocate Shraga Biran is the controlling shareholder of Shibag Ltd.); D.B.W Investments Ltd. (a company owned and controlled by Mr. David Wiessman), holding 19.8% of the capital and voting rights of Bielsol Investments; Shibago Ltd. (whose partners are Shibag Ltd. (75%) and a company owned and controlled by David Wiessman (25%)), holding 0.8% of the capital and voting rights of Bielsol Investments.

(4)	The shares are held by subsidiaries of Menora Mivtachim Holdings Ltd. (“Menora Holdings”), as follows: Menora Mivtachim Insurance Ltd., Menora Mivtachim Pensions and Gemel Ltd., Shomera Insurance Company Ltd, and Menora Mivtachim Mutual Funds Ltd. To the Company’s best knowledge, Menora Holdings is a publicly traded Israeli company (listed on the Tel Aviv Stock Exchange). Approximately 61.9% of Menora Holdings outstanding shares are held by Najaden Establishment and Palamas Establishment, foreign corporations, incorporated in Vaduz, Liechtenstein. These corporations are held in trust, and the heirs by will of the deceased Mr. Menachem Gurevitch are the sole beneficiaries. The remaining of the outstanding shares is held by the public. Menora Mivtachim Insurance Ltd., Menora Mivtachim Pensions and Gemel Ltd., Menora Mivtachim Finance Ltd. and Shomera Insurance Company Ltd. are wholly owned subsidiaries of Menora Holdings. Menora Mivtachim Mutual Funds Ltd. is a wholly owned subsidiary of Menora Mivtachim Finance Ltd. (which is wholly owned by Menora Holdings). Part of the shares reported as owned by Menora Holdings via Menora Mivtachim Insurance Ltd., Menora Mivtachim Pensions Ltd., Menora Mivtachim Gemel Ltd. and Menora Mutual Funds Ltd. are held on behalf of members of the public (customers on behalf of whom the above-mentioned companies invest) through various financial instruments, such as, among others - provident funds, mutual funds, pension funds and insurance policies. Each of the above-mentioned companies makes independent voting and investment decisions. As of March 31, 2015, the ordinary shares beneficially held by Menora are held through the following: (i) Pension and Provident Funds – 4,237,507 ordinary shares; (ii) Insurance Policies – 1,347,714 ordinary shares, and (iii) ordinary shares held by Menors for its own account (Nostro account) – 50,882 ordinary shares.

As of March 31, 2015, Alon Blue Square had approximately 42 shareholders of record with a United States address. As of March 31, 2015, these United States record holders held approximately 1,119,595 ordinary shares in the form of ADSs, representing approximately 1.7% of our then outstanding share capital.

B.	Related Party Transactions.

Agreements between Alon and Alon Blue Square

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

In consideration for each share held by Alon in Dor Alon, Alon Blue Square issued to Alon 1.8 ordinary shares of Alon Blue Square, and in exchange for all the Transferred Shares, Alon Blue Square issued to Alon 20,327,710 ordinary shares of Alon Blue Square, or the Issued Shares. Immediately following the Acquisition, Alon beneficially owned in the aggregate, directly and indirectly, approximately 78.44% of the outstanding ordinary shares of Alon Blue Square. Upon completion of the Acquisition, Dor Alon became a majority-owned subsidiary of Alon Blue Square and its shares have continued to trade on the TASE.

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

Agreements between Alon Blue Square and its Subsidiaries

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

On May 25, 2011, we agreed to an amendment to the agreement of principles between CAL, Diners Israel, Alon Blue Square, Dor Alon, and the Alon Blue Square-Dor Alon Joint Loyalty Plan Partnership, and in July 2011, all suspending conditions set forth in the agreement were completed, the amendment to the agreement came into effect. Pursuant to the amendment, Alon Blue Square and Dor Alon would have the right to the profits of Diners Israel Ltd. in accordance with their holdings (49% of Diners Israel Ltd.), both related to the “You” bearing credit cards, and to all other credit cards issued by Diners, effective as of January 1st, 2011. Additionally, the amendment sets the terms as to the business relationship between the parties, including cancellation mechanism in the event the Loyalty Plan is cancelled by the purchasers and specific provisions regarding distribution of dividends, and the ongoing relationship between Diners and the Loyalty Club and Diners management. During July 2011, the Company and Dor Alon exercised their option to purchase the shares and repaid the loan to CAL. On September 23, 2014, the Company, Diners and CAL approved changes in the agreement for the purchase of Diners shares from CAL under the conditions of YOU club agreement which include, among others, extending the club agreement until 2019 and modifications for the determining the value of Diners' share if CAL will repurchase such shares in certain cases as detailed in the agreement.

Procurement Agreement with Dor Alon Management

Dor Alon Retail Sites Management Ltd., a subsidiary of Dor-Alon (hereinafter: “Dor Alon Management”), operates convenience stores in fuel service stations and also in a number of cities in Israel that sell various food and “Non-Food” products. Under the terms of the procurement agreement between Alon Blue Square and Dor Alon Management (the "Procurement Agreement"), in consideration of the procurement of products to be supplied to convenience stores (both independent and within filling stations), Dor Alon Management has agreed to pay Alon Blue Square (i) for products sent directly from suppliers to convenience stores, an amount equal to the cost of such products plus 2%, and (ii) for products sent from Alon Blue Square's distribution center, an amount equal to the cost of such products plus 2.75% and distribution costs. The Procurement Agreement provides for compensation to Alon Blue Square in the event that Alon Blue Square’s income generated from the Procurement Agreement minus related expenses from the sale of products to Dor Alon Management is less than NIS 1 million, Dor Alon Management will pay Alon Blue Square such amounts necessary in order that Alon Blue Square’s income from such year will reach such NIS 1 million amount.

The term of the Procurement Agreement is for five years commencing from May 1, 2004, and is automatically extended for additional one-year periods unless either party gives notice to the other party of its desire to terminate the Procurement Agreement 90 days prior to the expiration of the term of the Procurement Agreement Within the framework of Alon Blue Square's acquisition by Alon, the Israeli Anti Trust Authority determined that it can issue an order to the parties, in its sole discretion, based upon market conditions, Alon Blue Square's purchasing power, and market competition, that Alon Blue Square's operations should be completely separated from those of Alon as such relate to operation of the "Alonit" stores and to the purchase of products for the "Alonit" stores. In addition, the Anti Trust Authority is authorized to order that there wil be no cooperation or arrangement dealing with purchasing products for Alon Blue Square and the "Alonit" stores. As of March 31, 2015, the Anti Trust Authority has not issued such orders.

Arrangements between Alon Blue Square and BSRE

Agreements with Respect to Supermarket Stores

On June 23, 2006, the Company entered into a lease agreement with Mega Retail pursuant to the lease agreement provisions of the general services framework and expenses allotment agreement which the Company entered into with Mega Retail on October 11, 2005 (the “Lease Agreement”). The Company assigned to BSRE all of its rights and obligations under the Lease Agreement. The underlying properties (21 supermarket stores as of December 31, 2014) were also transferred by the Company to BSRE. See below –“Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions – Arrangements between Alon blue square and various subsidiaries -Transfer of Real Estate Assets from Mega Retail to BSRE.”

The Lease Agreement provided that the annual rent for property used for stores is to be equal to the higher of 2% of the annual turnover of that store or 9% of the amount invested in that store (as calculated in accordance with the agreement), which amount is linked to changes in Israel’s consumer price index from the date of such investment. The annual rent for property not used for stores is 9% of the amount invested by the Company which amount is linked to changes in Israel’s consumer price index from the date of such investment. The term of the agreement is until March 2019, and rent payments are charged on a quarterly basis.

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

The forgoing lease agreements are “net lease” that is, the lessee pays all applicable payments and charges for the possession of the leased property and the usage during the lease period excluding payments and charges which apply to a lessor in accordance with applicable law and/or local practice.

The Company and BSRE entered into a lease agreement on August 13, 2006 (effective as of January 1, 2006) with respect to the 52 supermarket stores that were operated directly by the Company prior to December 31, 2005 (plus one property for offices purposes). As of December 31, 2014, 49 supermarket stores operate under this lease. Under this agreement, the Company leases from BSRE these properties for an initial period of at least 10 years beginning as of January 1, 2006. The agreement will automatically be extended for an additional five-year term unless terminated by the Company no less than 24 months prior to the end of the initial term. The annual rent for the initial period will be equal to the higher of 2% of the annual turnover of that store or 9% of the amount invested in that store by the Company (as calculated in accordance with the agreement), which amount is linked to changes in Israel’s consumer price index from the date of such investment. The agreement provides for these additional provisions:

•	Upon 12 months’ notice, at the time of the extension of the agreement the Company may reduce the number of the leased properties, provided that the rental payments for such properties (according to the average rental payments for the two years preceding the extension date) does not exceed 15% of the total rent payments for all leased properties on average for the two years preceding the extension date.

•	Additional properties may be leased by the Company under the same terms and conditions under the lease agreement provided that (i) the audit committee and the board of directors will approve each new lease agreement, (ii) the term of any such new lease agreement entered into during the initial ten-year period commencing on January 1, 2006 will be for up to 10 years from the date such new leased property is open for business to the public, and (iii) the aggregate properties that BSRE leases to the Company may not exceed 60,000 square meters. Additional properties added may not be included in the leased properties reduced in the manner described in the preceding paragraph.

•	The Company may terminate the lease of some of the leased properties prior to the end of the lease term by giving 12 months’ prior notice; however, such termination is limited to a number of leased properties which have an aggregate area of no more than 5% of the total area of the properties that were leased as of January 1, 2006.

•	BSRE may shorten or temporarily stop (suspend) the lease of three specific properties identified in the agreement to the extent required to develop or build on the land where such properties are located by giving 12 months’ prior notice and subject to obtaining a building permit for such development or building at the time the Company must vacate the premises.

•	BSRE may shorten or temporarily stop (suspend) the lease of any seven additional properties (five during the lease term and two during the extension term) to the extent required to develop or build on the land where such properties are located by giving 12 months’ prior notice and subject to obtaining a building permit for such development or building at the time the Company must vacate the premises and on the condition that BSRE must bear the costs of vacating the premises and provide a substitute store at the location with similar characteristics at its own expense within 24 months of the Company vacating the premises.

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

This agreement replaced a substantially similar agreement entered in August 2006, effective as of January 1, 2006, and extended on December 27, 2010, effective as of January 1, 2011. In consideration for these services, BSRE paid the Company an annual amount of NIS 4.2 million. In addition, BSRE may have requested maintenance services for additional consideration equal to amount of the direct costs to the Company plus 2%.

Under the previous agreement, the consideration was based on an estimate of the Company total costs for these services attributable to BSRE. The consideration was linked to changes to the Israeli CPI (since December 2005). The consideration is increased each year by an amount equal to 0.2% of the difference between (x) the cost of BSRE assets (prior to depreciation and amortization) (“BSRE Asset Cost”) which are classified as yield-generating real estate in accordance with BSRE’s consolidated financial statements at the end of the preceding year and (y) the BSRE Asset Cost as of the end of the preceding year, linked to changes to the Israeli CPI plus VAT. In 2014, the Company received approximately NIS 5.0 million for the services under the new agreement.

Agreement with respect to the Allocation of Various Insurance Expenses

Pursuant to an agreement entered into on August 13, 2006, insurances obtained by BSRE, such as: elementary insurance including, structure insurance, insurance for independent contractors, funds insurance, third party liability insurance and employers liability insurance will be obtained within the group policy of the Alon Blue Square group. The insurance costs and expenses are allocated between the parties in accordance with different ratios determined by the parties depending on the insurance involved. Pursuant to an amendment to the Israeli Companies Law, on December 13, 2011, the audit committee of the Company determined that this agreement is not an extraordinary agreement, is on market terms and in the ordinary course of business, and does not have a material influence on the Company’s profitability, assets, or obligations, and therefore reapproved this agreement for additional three years. The audit committee also resolved to receive an annual update regarding BSRE's insurance allocations. On December 15, 2014, BSRE's board of directors, following audit committee approval, resolved to extend the insurance expenses allocation agreement for an additional three years, as a non-extraordinary agreement and to receive an annual update regarding BSRE's insurance allocations.

Deposit of Cash Balances Agreement

Pursuant to an agreement effective February 28, 2014, extending an agreement entered in August 2006, BSRE may, with the Company’s consent from time to time, deposit funds with the Company and receive in return funds on ON CALL terms (on an on-demand basis). The amount of funds lent from each party to the other party may not exceed NIS 150 million at any time, and if the Series C Debenture is lowered by more than 3 credit rating levels, the amount lent fromeach party to the other may not exceed NIS 50 million. In case BSRE shall deposit funds with the Company as an ON CALL deposit, the Company shall grant collateral to BSRE which shall be comprised of BSRE shares in a market value which is to be be examined each quarter in order that the Company retains a 2:1 ratio between the market value of the collateral and the amounts deposited by BSRE with the Company. The interest paid by each party for funds received according to this arrangement will be at a rate equivalent to the rate that the Company is charged by banks in such month for ON CALL credit (short-term loans) on a monthly weighted average basis. The deposits will be deposited for periods of not exceeding one year and will be renewed from time to time. The agreement was renewed for a period of three years from February 28, 2014. The agreement may be terminated by either party upon seven days’ prior notice. Prior to the extension the amount of funds to be lent from each party to the other party may have not exceeded NIS 200 million at any time and no collateral was granted in exchange for deposited funds.

In addition, the Company and BSRE entered into an agreement with respect to transfer of employees from the Company to BSRE.

Agreements between Alon and Alon Blue Square's Subsidiaries

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

In consideration for the Services, since 2011, the quarterly management fees paid by Dor Alon to Alon equaled to the aggregate of 3% of Dor Alon’s EBITDA profits according to Dor Alon’s quarterly consolidated financial statements, but not more than NIS 1,250 thousand on a quarterly basis, linked to the consumer price index dated December 2004. Beginning as of January 1, 2014, the quarterly management fees to be paid by Dor Alon to Alon shall equal the aggregate of 3% of Dor Alon’s EBITDA profits according to Dor Alon’s quarterly consolidated financial statements, but not more than NIS 1,375 thousand on a quarterly basis, linked to the consumer price index published on January 2014. In 2013 and 2014, Alon received approximately NIS 6.0 million and NIS 5.4 million, respectively for the Services.

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

Agreement with the Wholesale Market Company

On June 3, 2010, BSRE, Gindi Investments 1 Ltd. and an additional entity controlled by Moshe and Yigal Gindi (together with Gindi Investments 1 Ltd., “Gindi”) (the “Purchasers”) signed agreements with the Municipality of Tel Aviv and the Wholesale Market Company (collectively, the “Sellers”) to acquire rights to a long term lease of property in the wholesale market site in Tel Aviv (the “Property”). As of December 31, 2014, BSRE owned 49.5% of the company that owns the residential building rights and 50% of the company that owns the commercial building rights. One of the Sellers was Tnuva, and to our knowledge, some of the collective acquisition entities of kibbutzim in Israel that hold shares of Alon, our controlling shareholder, hold 23% of the shares of Tnuva. On June 2, 2010, the shareholders of BSRE approved the signing of the final agreements. The agreements were approved by the Israeli Minister of the Interior in July 2010.

The long term lease on the Property is until August 31, 2099, and the Purchasers, including BSRE, intend to plan, build and market on such Property an apartment building complex and a shopping mall. The Property consists of building rights of approximately 97,460 square meters, of which approximately 62,640 square meters are designated for residential use, approximately 10,320 square meters are designated for mixed use (including for residential, office and/or retirement home use), and approximately 24,500 square meters are designated for commercial use, part of which would be located on the ground floor of the residential buildings.

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

The Purchasers plan to build (i) 10 buildings, each building consisting of 14 floors, (ii) 722 residential units for sale and 54 units which will be leased in accordance with certain criteria determined by the Municipality of Tel Aviv and the Purchasers, and (iii) 33,000 square meters leased space for commercial use. As of January 7, 2014, the building permits for all 722 of the residential units have been granted as well as permits to for the commercial space. The Sellers are to bear the expense of building buildings for public use, such as sport center, school and other neighborhood public facilities, and are to pay the Purchasers a fee (linked to the Building Index) calculated as cost plus 10% plus VAT, based on certain milestones detailed in the agreement, up to a maximum of approximately NIS 84 to 102 million. Any expenses that exceed this limit are to be borne by the Purchasers. The Purchasers also committed to build an additional 40 parking spaces and to develop, at their own expense, an open public space within the area of the Wholesale Market Project on an area of nine dunam, which would remain under the exclusive ownership of the municipality of Tel Aviv.

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

During the third quarter of 2012, the excavation and reinforcement works in the Wholesale Market Project were completed and the performance of skeleton work commenced. As of March 31, 2015, a work order was given for all buildings on the residential project.

As of March 16, 2015, 696 sale agreements had been signed and advance payments in the aggregate amount of NIS 1,167 (including vat) had been received from the purchasers. For more information on the loan, see “Item 4. Information on the Company – A. History and Development of Alon Blue Square - Our Real Estate Segment.”

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

Arrangements with Tnuva

We purchase most of our dairy, fresh produce and poultry products from the Tnuva corporation, which holds a leading position in the domestic dairy and poultry markets. To our knowledge, some of the collective acquisition entities of kibbutzim in Israel that hold shares of Alon, our controlling shareholder, hold 23% of the shares of Tnuva. In 2014, Tnuva’s products accounted for approximately 12.9 % of all the products sold at our supermarkets. These arrangements are in the ordinary course of our business, and the terms and conditions of these arrangements are at “arm’s-length”.

Agreements between Alon Blue Square's Subsidiaries

Supply Agreement with Bee Group

Mega Retail is a party to a supply agreement with Naaman through January 2, 2018. Pursuant to the agreement, Mega Retail purchases Naaman’s products and markets them in its stores. Naaman sells its products to Mega Retail at an agreed upon price. Pursuant to an amendment to the Israeli Companies Law, on November 10, 2011, the audit committee of Naaman determined that the period of this agreement (ten years from January 3, 2005 to January 2, 2015) is reasonable under the specific circumstances.

Kibbutz Eyal

BSRE and Eyal Microgal Ltd. (“Eyal Microgal”) signed an agreement for the development of a 57 dunam property for storage and logistics usage. Pursuant to the agreement, BSRE and Eyal Microgal jointly hold in equal parts a new company, Eyal Baribua Ltd. (“Eyal Baribua”), to which Kibbutz Eyal transferred the property. In addition, pursuant to this agreement BSRE transferred to Eyal Baribua an amount based on the purchasing costs, development costs and an additional cost. In the event that the costs exceed $100,000 per dunam, BSRE will have the right to terminate the Agreement. On July 11, 2011, following the approval of BSRE’s audit committee and board of directors, BSRE’s shareholders approved entering into a lease agreement with Mega Retail, pursuant to which BSRE will construct the logistics center in Kibbutz Eyal to be leased by Mega Retail. The construction of the logistics center was completed in June 2014, with Mega Retail commencing operations in July 2014. For more information, see “Item 4. Information on the Company – B. Business Overview – Real Estate – Warehouses and Logistics Areas.”

As part of the Real Estate Transfer, all of the real estate property used by Mega Retail prior to the Real Estate Transfer is leased back by BSRE to Mega Retail for Mega Retail’s retail activities under terms similar to existing lease agreements between BSRE and Mega Retail and existing lease agreements between BSRE and Alon Blue Square that were previously transferred to Mega Retail.

Pursuant to the agreement, as of December 31, 2014 Mega Retail leases from BSRE 13 supermarket stores, the Company’s distribution and logistics center and warehouses in Rishon Letzion, which was sold in December 2014, and an office building used by the Company, which includes one supermarket store (the “Properties”). Mega Retail leases the Properties for an initial period (the “Initial Lease Period”) of at least 10 years commencing on March 31, 2009. The agreement will automatically be extended for an additional five-year term unless terminated by written notice, by Mega Retail, no less than 24 months prior to the end of the Initial Lease Period. Due to the recent amendment to the Companies Law, on November 16, 2011, the audit committee of BSRE determined that the period of the lease agreement, which exceeds three years, is reasonable under circumstances and in light of the nature of the transaction. The annual rent for the Initial Lease Period of the supermarkets will be equal to the higher of 2% of the annual turnover of that store or 9% of the amount invested in that store by BSRE (as calculated in accordance with the agreement) (the “Amount of the Investment”), which amount will be linked to changes in Israel’s consumer price index. The annual rent during the Initial Lease Period for assets that are not used for supermarkets will be 9% of the amount invested in the property by BSRE which amount will be linked to changes in Israel’s consumer price index.

The agreement provides for these additional provisions:

•	Upon 12 months’ notice, at the time of the extension of the agreement, Mega Retail may reduce the number of the Properties subject to the agreement, provided that the rental payments for such properties (according to the average rental payments for the two years preceding the extension date) does not exceed 15% of the total rent payments for all leased properties.

•	Upon 12 months’ notice, Mega Retail may terminate the lease of some of the leased properties prior to the end of the Initial Lease Period, provided that the aggregate area of such properties does not exceed 5% of the total area of the properties that were leased to Mega Retail as of the beginning of the Initial Lease Period. At the end of 2014, BSRE sold the rights to the logistics and distribution center in Rishon Letzion.

•	Upon 12 months’ prior notice, BSRE may shorten or temporarily suspend the lease of certain Properties (specified in the agreement) to the extent required to develop or build on the land on which such Properties are located, or to the extent required to sell the land on which such Properties are located. Such right to shorten or temporarily suspend the lease of such Properties is subject to the condition that, as of the date on which Mega Retail must vacate the premises, BSRE must have obtained a building permit for such development or building and/or BSRE must have signed an agreement to sell such property, as the case may be.

•	Upon 12 months’ prior notice, BSRE may shorten or temporarily suspend the lease of any four Properties (three during the Initial Lease Period and one during the extension term) to the extent required to develop or build on the land on which such Properties are located, subject to the conditions that (i) as of the date on which Mega Retail must vacate the premises, BSRE must have obtained a building permit for such development or building, and that (ii) BSRE must bear the costs of vacating the premises and provide a substitute store, at the same location, with similar characteristics at its own expense within 24 months of Mega Retail vacating the premises.

•	Mega Retail will be entitled to sub-lease any of the Properties, subject to the condition that Mega Retail will remain liable for the fulfillment of all the provisions of the agreement, jointly and severally with the substitute tenant.

•	BSRE is entitled to add building areas on each of the Properties to the extent permitted by the town planning schemes which apply and/or may apply in the future. In the event that, pursuant to this provision, In addition, in the event that BSRE adds buildings to the property on which the Company’s offices in Rosh Ha’ayin are located, then, upon six months’ notice from the date on which it receives notice from BSRE about BSRE’s intention to build on such property, Mega Retail may notify BSRE of Mega Retail’s intention to lease the additional buildings under the same terms as the existing lease agreement, with the ten year term beginning on the date on which the new buildings are transferred to Mega Retail’s possession.

•	Mega Retail is solely responsible for obtaining any permits or licenses required under law to operate the Properties.

•	Unless otherwise agreed by the parties, the lease agreement will be a “net lease” such that Mega Retail shall bear any and all payments and costs that arise in connection with the possession and use of the Properties during the lease period.

On December 31, 2010, a BSRE subsidiary had a loan in an amount of NIS 74.5 million to finance the establishment of a logistics center in Beer Tuvia. A first ranking lien on the property and the accompanying rights was registered in favor of the bank. As of December 31, 2014, the loan amounted to NIS 67 million.

Arrangements between Bee Group and Naaman

On August 15, 2011, Naaman and Vardinon entered into a Supply and Consignment Agreement (the “Supply Agreement”) with Bee Group, pursuant to which Naaman and Vardinon will supply to Bee Group several products (the “Products”) to be sold on a future website to be established by Bee Group. Under the Supply Agreement, Bee Group will pay Vardinon and/or Naaman, as applicable, for the Products to be sold by Bee Group based on Naaman’s and/or Vardinon’s price list, as applicable, previously approved between the parties. The term of the Supply Agreement is for a period of three years, until August 14, 2017. The Supply Agreement will be extended for additional three year periods, subject to the required approvals under applicable law. Each party may terminate the Supply Agreement by the delivery of a three months prior written notice to the other party. Following the merger between Naaman and Vardinon on December 30, 2012, all rights and obligation of Vardinon under the Supply Agreement, were transferred to Naaman.

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

See “Item 6. Directors, Senior Management and Employees – B. Compensation.”

Employment Agreement with Moran Wiessman

Beginning in January 2009, Ms. Moran Wiessman was employed by Bee Group and is employed currently by Mega Retail. She currently acts as the manager of the web site of Mega Retail and the Bee Group, "Alon Digital". Ms. Wiessman is the daughter of Mr. David Wiessman, one of our directors. As of December 31, 2014, Ms. Wiessman receives a monthly salary of NIS 21,000, a cell phone at the expense of Mega Retail, and Mega Retail assigned a car to Ms. Wiessman as is customary in Mega Retail for employees at the same level. In addition, Ms. Wiessman is entitled to standard social allocations by Mega Retail (5% for provident fund, 8.33% for severance payments and 1% for disability insurance) and other social benefits that are standard for an employee in her position.

Salary increases or bonuses shall be granted as is customary in Mega based on Ms. Wiessman's professional performance. Ms. Wiessman’s monthly salary may be increased up to 20% annually. Mega management is entitled to grant Ms. Wiessman an annual bonus as is customary in Mega of only up to six monthly salaries a year. The grant requires the approval of our audit committee that that the bonus was given according to the grant’s policy in Mega.

Arrangement between Dor Alon and Alon

Natural gas purchase agreement between the partners of Tamar Partnership and a subsidiary of Dor Alon

On December 9, 2012, Dor Alon Energy Centers, a limited partnership under the control of a subsidiary of Dor Alon (55%) and a third party (45%) (the “Partnership”) signed a natural gas purchase agreement with the partners of Tamar Partnership, for the operation of existing facilities and a power plant, if established, aimed to provide Sugat’s energy requirements. Alon is the indirect holder of 4% of shares in Tamar Partnership. Pursuant to the agreement, Tamar Partnership is to supply the Partnership with natural gas in the amount of up to 1.68 BCM in accordance with the terms of the Supply Agreement. For more information, see “Item 4. Information on the Company – B. Business Overview – Fueling and Commercial Sites – Marketing – Establishment of a Power Plant.”

On November 19, 2013, Dor Alon entered into an agreement, through a subsidiary, for purchasing natural gas from the partners in Tamar partnership in the amount of U.S. $85 million (0.36 BCM) over seven years while committing to a minimum annual quantity. The agreement is subject to the approval of the anti-trust authority, see note 34.g to the financial statements.

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

The ratio of net financial obligations to EBITDA is to be calculated by deducting from the net financial obligations Alon Blue Square’s debt which is related by the company to real estate that is not in use by Alon Blue Square (which is equal to 75% of the investment property as recorded on the balance sheet). As of December 31, 2014, we did not have any earnings to distribute as a dividend.

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

Dor Alon received claims for additional retroactive municipality taxes for four of its fueling stations by the Hof Hasharon district Council (“the Council”). For one of the stations, the claim was significantly reduced as a result of an agreement reached between Dor Alon and the Council. The other claims amount to approximately NIS 8 million. Dor Alon appealed the Council's Municipal Tax claims. In the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%. Accordingly, the Company did not make any provision for this claim in its financial statements.

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

In October 2011, a letter of claim and a motion for approval of action as a class action was filed against the Company, alleging that the Company does not deduct the weight of the package in which it sells different products, such as various meat and poultry products, fruit and vegetables. If the claim is approved as a class action, the approximate claim is estimated by the plaintiff at approximately NIS 181 million. In April 2014 the court approved the plaintiff's request to withdraw the claim.

In March 2013, a letter of claim and motion for approval as a class action was filed against Mega. The Plaintiff alleges that Mega overcharged certain dairy products which are subject to price control regulation. The claim does not state the amount sought if it is approved as a class action. In December 2014, the court approved the Plaintiff's request to withdraw the claim.

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

In September 2013 a claim and a request to recognize it as a class action was filed against Mega, in the sum of NIS 110 million, alleging that Mega failed to mark prices per measurement unit in its supermarkets. The claim was recognized as a class action in March 2015.The Company is currently reviewing the Claim and denying all allegations. However, at this time, given this matter is preliminary in nature, our financial statements currently do not provide for any amount. We will continue to assess this matter as the request for the class action develops.

In December 2013 a claim, and a request to recognize the claim as a class action, was filed against Mega, in the sum of approx. NIS 161 million. The claim alleges that Mega failed to comply with regulation requirements with respect to verifying the accuracy of weighing instruments in its supermarkets. In January 2015 the court approved the plaintiff's request to withdraw the claim.

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

In May 2014, a claim and a request to recognize the claim as a class action were filed against Mega and another defendant, in the sum of NIS 30 million referred to Mega. The claim is with regard to alleged misleading in the conduction of special sales. In the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%. Accordingly, the Company did not make any provision for this claim in its financial statements.

In June 2014, a claim and a request to recognize the claim as a class action were filed against Mega, in the sum of NIS 50 million. The claim is with regard to the use of camera tracking in supermarket stores, without proper notification. In the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%. Accordingly, the Company did not make any provision for this claim in its financial statements.

In August 2014, a claim and a request to recognize the claim as a class action were filed against Mega and Shufersal. The claim is with respect to the alleged lack of price marking on certain ice cream products. The claim does not state the amount sought if it is approved as a class action, and requests quantitative data in order to assess such amount. The In the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%. Accordingly, the Company did not make any provision for this claim in its financial statements.

In November 2014, a claim and a request to recognize the claim as a class action were filed against Mega, in the sum of approximately NIS 103 million. The claim is with regard to certain UHT milk products and the alleged false coordination of their prices; the sale for a price exceeding the maximum price imposed by price control regulations; and the charging of excessive prices. In the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%. Accordingly, the Company did not make any provision for this claim in its financial statements.

In January 2015, a claim and a request to recognize the claim as a class action were filed against Mega, in the sum of approximately NIS 27.7 million. The claim is with respect to certain salt products, including low sodium salt, and it is claimed among others that these products should be priced in accordance with price control regulations; that Mega misleads the public to think that low sodium salt can prevent disease or help people that suffer from high blood pressure etc., and other claims regarding the violation of product labeling obligations. In the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%. Accordingly, the Company did not make any provision for this claim in its financial statements.

In January 2015, a claim and a request to recognize the claim as a class action were filed against Mega, claiming that Mega sells products in large packaging that does not reflect the amount of contents. The claim does not state the amount sought if it is approved as a class action. In the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%. Accordingly, the Company did not make any provision for this claim in its financial statements.

In March 2015, a claim and a request to recognize the claim as a class action were filed against Mega, claiming that Mega is misleading the public by not informing buyers at its internet site of the basic qualities of products, such as ingredients, nutritional information, weight after filtering, etc. The claim is with respect to certain pickles and canned sardine fish products. The claim does not state the amount sought if it is approved as a class action, although it is mentioned that such sum is above NIS 3 million. The Company is currently reviewing the Claim and denying all allegations. However, at this time, given this matter is preliminary in nature, our financial statements currently do not provide for any amount. We will continue to assess this matter as the request for the class action develops.

In March 2015, a claim and a request to recognize the claim as a class action were filed against Mega and Eden Teva Market, claiming that Mega and Eden mislead the public by not charging the advertised price of certain products in special sales. The claim does not state the amount sought if it is approved as a class action. The Company is currently reviewing the Claim and denying all allegations. However, at this time, given this matter is preliminary in nature, our financial statements currently do not provide for any amount. We will continue to assess this matter as the request for the class action develops.

In July 2013 a claim and a request to recognize it as a class action was filed against Eden Teva Market, in the sum of NIS 35.7 million. The claim alleges that Eden charged higher prices than those that were marked on a certain product. In April 2014 the claim was rejected by the court.

In April 2015, a claim and a request to approve the claim as a class action was filed against Mega and another defendant, in the total sum of NIS 50 million. The claim is with respect to the alleged lack of marking of certain honey products with details as required by law. The Company is currently reviewing the Claim and denying all allegations. However, at this time, given this matter is preliminary in nature, our financial statements currently do not provide for any amount. We will continue to assess this matter as the request for the class action develops.

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

On June 24, 2012, a letter of claim and motion for approval as a class action was filed against Dorgas, at an aggregate amount of approximately NIS 42 million. The plaintiff claims that Dorgas is in breach of the Arrangements in the State Economy Regulations that require that at the time of termination of a contract between a gas supplier and a client that the deposit payments be returned linked to the Israeli Consumer Prices Index. In August 2014 the court approved a settlement agreement between the parties.

On September 3, 2012, a letter of claim and motion for approval as a class action was filed against Dor Alon and a subsidiary of Dor Alon, for an aggregate amount of NIS 50 million. The plaintiff claims that Dor Alon failed to comply with law requirements regarding sanitarian standards of lavatories at its petrol stations, particularly cleaning requirements and intactness of facilities. In November 2014 the court approved the Plaintiff's request to withdraw the claim.

On September 6, 2012, a letter of claim and motion for approval as a class action was filed against Dor Alon, for an aggregate amount of NIS 43.2 million. The plaintiff claims that as a customer of the Dor Alon “Spidomat” arrangement for car fueling at reduced prices, she discovered that her reduction was less than the regular discount given to all other customers at the station. As result, the Plaintiff claims she suffered financial damages from being a member of the “Spidomat” arrangement. In October 2014, the court approved the claim as a class action, and Dor Alon made a proper provision for this claim in its financial statements.

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

In October 2013 a letter of claim and motion for approval as a class action was filed against a subsidiary of Dor Alon, together with other defendants including oil companies and credit card companies. It is claimed that there is an agreement between the oil companies and the credit card companies, according to which extra charging is made for a limited period of time, when paying with certain credit cards at gas filling stations, without prior notification to the client. In February 2015 the court approved a settlement agreement between the parties.

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

In July 2014, a letter of claim and motion for approval as a class action was filed against Dor Alon and a subsidiary of Dor Alon, in the sum of approx. NIS 256 million, with regard to the alleged failure to comply with provisions requiring verification and calibration of fuel pumps. In January 2015 the court approved the plaintiff's request to withdraw the claim.

In January 2015, a letter of claim and motion for approval as a class action in the sum of approx. NIS 94 million was filed against a subsidiary of Dor Alon. It is claimed that the subsidiary did not fulfill its commitment for a certain discount price, and that is failed to properly display prices of fuel and diesel at its filling stations. The Company is currently reviewing the Claims and denying all allegations. However, at this time, given this matter is preliminary in nature, our financial statements currently do not provide for any amount. We will continue to assess this matter as the request for the class action develops.

In March 2015 a letter of claim and motion for approval as a class action in the sum of approx. NIS 71 million was filed against Dor Alon and a subsidiary of Dor Alon. It is claimed that Dor Alon and its subsidiary charge higher prices for diesel purchased at self service pumps than diesel purchased at full service pumps, and that they fail to comply with statutory requirements regarding the display of prices at filling stations. The Company is currently reviewing the Claims and denying all allegations. However, at this time, given this matter is preliminary in nature, our financial statements currently do not provide for any amount. We will continue to assess this matter as the request for the class action develops.

In April 2015 a letter of claim and motion for approval as a class action in the sum of NIS 55 million was filed against Dor Alon and a subsidiary of Dor Alon. The claim is with regard to video shooting and sound recording made in convenience stores without proper notice and consent of the customers. The Company is currently reviewing the Claims and denying all allegations. However, at this time, given this matter is preliminary in nature, our financial statements currently do not provide for any amount. We will continue to assess this matter as the request for the class action continues to develop.

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

Legal Proceedings related to our Houseware and Textile Segment

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

Independent Accountants

Our auditors, Kesselman & Kesselman have no relationship with us or with any affiliate of us, except as auditors.

B.	Significant Changes.

Except as otherwise disclosed in this Annual Report, no significant change has occurred since December 31, 2014.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details.

ADSs

The following table sets forth the annual high and low closing prices for Alon Blue Square ADSs for the five most recent full financial years as reported by the New York Stock Exchange.

Year	High	Low

2010	$14.9	$8.1
2011	$10.6	$4.0
2012	$4.3	$1.8
2013	$4.7	$3.7
2014	$4.3	$2.4

The following table sets forth the quarterly high and low closing prices for Alon Blue Square ADSs for each quarter of the two most recent full financial years and the subsequent quarterly period, as reported by the New York Stock Exchange.

Year	High	Low

2013
First quarter	$3.2	$2.5
Second quarter	$4.0	$3.0
Third quarter	$4.0	$3.3
Fourth quarter	$4.7	$3.8

2014
First quarter	$4.3	$3.7
Second quarter	$4.0	$3.2
Third quarter	$3.3	$2.9
Fourth quarter	$3.0	$2.4

2015
First quarter	$3.1	$2.3

The following table sets forth the monthly high and low closing prices for Alon Blue Square ADSs for the last six months, as reported by the New York Stock Exchange.

2014	High	Low

October	$3.0	$2.6
November	$2.6	$2.4
December	$2.8	$2.5

2015	High	Low

January	$2.6	$2.3
February	$3.0	$2.5
March	$3.1	$2.7

Ordinary Shares

The following table sets forth the annual high and low closing prices for Alon Blue Square’s ordinary shares for the years 2010 to 2014 as reported by the Tel Aviv Stock Exchange. Shares are traded on the Tel Aviv Stock Exchange in NIS, and the translation of the NIS to dollars has been made at the representative exchange rate of exchange on the last day of each period, as published by The Bank of Israel.

Year	High		Low
	NIS	$	NIS	$
2010	50.1	14.1	29.8	8.4
2011	36.5	9.6	15.5	4.1
2012	16.2	4.3	7.0	1.9
2013	16.7	4.8	9.3	2.7
2014	14.9	3.8	9.3	2.4

The following table sets forth the quarterly high and low closing price for Alon Blue Square’s ordinary shares for the quarters set forth below, as reported by the Tel Aviv Stock Exchange. The translation into dollars has been made at the representative rate of exchange on the last day of each period, as published by The Bank of Israel.

	High		Low
	NIS	$	NIS	$
2013
First Quarter	11.6	3.2	9.3	2.6
Second Quarter	15.0	3.7	11.8	2.9
Third Quarter	14.6	4.1	12.1	3.4
Fourth Quarter	16.7	4.8	13.7	3.9

2014
First Quarter	14.9	4.3	13.2	3.8
Second Quarter	13.8	4.0	11.2	3.3
Third Quarter	11.6	3.1	10.3	2.8
Fourth Quarter	11.2	2.9	9.3	2.4

2015
First Quarter	12.4	3.1	9.3	2.3

The following table sets forth the monthly high and low closing prices for Alon Blue Square ordinary shares for the last six months, as reported by the Tel Aviv Stock Exchange. The translation into dollars is based on the representative rate of exchange on the last day of each period, as published by The Bank of Israel.

2014	High		Low
	NIS	$	NIS	$

October	11.0	2.9	10.2	2.7
November	10.3	2.6	9.3	2.4
December	11.2	2.9	9.8	2.5

2015	High		Low
January	10.4	2.7	9.3	2.4
February	11.8	3.0	9.9	2.5
March	12.4	3.0	11.2	2.8

For additional information on our ordinary shares, see “Item 10. Additional Information – B. Memorandum and Articles of Association – Description of Securities – Ordinary Shares.”

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

Under the Israeli Companies Law, if (i) as a result of a private placement a person would become a controlling shareholder or (ii) a private placement will entitle 20% or more of the voting rights of a company before the placement, and all or part of the private placement consideration is not in cash or in publicly traded securities or is not on market terms and if as a result of the private placement the holdings of a substantial shareholder shall increase or as a result of it a person shall become a substantial shareholder, then in either case, the allotment must be approved by the board of directors and by the shareholders of the company. A “substantial shareholder” is defined as a shareholder that holds five percent or more of the company’s outstanding share capital, assuming the exercise of all of the securities convertible into shares held by that person. In order for the private placement to be on “market terms” the board of directors has to determine, based on detailed explanations, that the private placement is on market terms, unless proven otherwise.

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

The Israeli Companies Law requires that a member of the board of directors or senior management of the company promptly and, in any event, not later than the first board meeting at which the transaction is discussed, disclose any personal interest that he or she may have, either directly or by way of any corporation in which he or she is, directly or indirectly, a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager, as well as all related material information known to him or her, in connection with any existing or proposed transaction by the company. In addition, if the transaction is an extraordinary transaction (that is, a transaction other than in the ordinary course of business, other than on market terms, or is likely to have a material impact on the company’s profitability, assets or liabilities), the member of the board of directors or senior management must also disclose any personal interest held by his or her spouse, siblings, parents, grandparents, descendants, spouse’s descendants, siblings and parents, and the spouses of any of the foregoing.

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

According to the Israeli Companies Law, a contract between a company and its directors, regarding their conditions of service, including the grant to them of exemption from liability from certain actions, insurance, and indemnification as well as the company’s contract with its directors regarding the conditions of their employment, in other capacities, require the approval of the audit or compensation committee, the board of directors, and the shareholders.

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

Election of Directors. Our ordinary shares do not have cumulative voting rights in the election of directors. As a result, the holders of ordinary shares representing more than 50% of our ordinary shares and voting power have the power to elect all of our directors, other than our external directors, whose initial election requires, in addition to the vote of a majority of shareholders, that a majority of the votes of the shareholders who are not controlling shareholders and do not have a personal interest in the appointment (excluding a personal interest which did not result from the shareholder’s relationship with the controlling shareholder) who participate in the vote, vote for their nomination (without taking into account abstentions), or that less than two percent of the disinterested shareholders vote against their nomination. Currently, Alon Retail has the power to elect all of our directors other than our two external directors. See “Item 3. Key Information – D. Risk Factors –Alon is able to control the outcome of matters requiring shareholder approval.”

Dividend and Liquidation Rights. Our profits, in respect of which a resolution was passed to distribute them as dividend or bonus shares, shall be paid pro rata to the amount paid or credited as paid on account of the nominal value of shares held by the shareholders. In the event of Alon Blue Square’s liquidation, the liquidator may, with the general meeting’s approval, distribute parts of the company’s property in specie among the shareholders and he or she may, with similar approval, deposit any part of the company’s property with trustees in favor of the shareholders as the liquidator, when the approval mentioned above deems fit.

Voting, Shareholders’ Meetings and Resolutions. Holders of ordinary shares are entitled to one vote for each ordinary share held on all matters submitted to a vote of shareholders. The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present, in person or by proxy, or who has sent the company a voting instrument indicating the way in which he or she is voting, who hold or represent, in the aggregate, 50% or more of the voting rights of our outstanding share capital. A meeting adjourned for lack of a quorum is adjourned to the same day in the following week at the same time and place or any time and place as prescribed by the board of directors in a notice to the shareholders. At the reconvened meeting one shareholder at least, present in person or by proxy constitutes a quorum subject to the provisions of section 79 of the Israeli Companies Law.

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

Private Placements

For information on private placements, see “Item 10. Additional Information – B. Memorandum and Articles of Association – Private Placements.”

C.	Material Contracts.

For a summary of other material contracts, see “Item 4. Information on the Company – B. Business Overview – General”, “Item 4. Information on the Company – B. Business Overview – Supermarkets,” “Item 4. Information on the Company - B. Business Overview – Fueling and Commercial Sites,” “Item 4. Information on the Company – B. Business Overview – Houseware and Textile,” “Item 4. Information on the Company – B. Business Overview – Real Estate,” “Item 4. Information on the Company – B. Business Overview – Related Businesses”, “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Debentures”, “Item 6. Directors, Senior Management and Employees – C. Board Practices – Exemption, Insurance and Indemnification of Directors and Officers – Limitations on Insurance, Exemption and Indemnification”, “Item 6. Directors, Senior Management and Employees – D. Employees”, “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions,” and our consolidated financial statements and notes included elsewhere in this Annual Report.

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

General Corporate Tax Structure in Israel

Israeli resident companies are generally subject to corporate tax, currently at the rate of 26.5% of a company’s taxable income.

TAXATION OF SHAREHOLDERS

Capital Gains

Capital gains tax is imposed on the disposal of capital assets by an Israeli resident, and on the disposal of such assets by a non-Israeli resident if those assets are either (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel. The Israeli Income Tax Ordinance of 1961 (New Version)distinguishes between “Real Gain” and the “Inflationary Surplus”. Real Gain is the excess of the total capital gain over Inflationary Surplus computed generally on the basis of the increase in the Israeli CPI between the date of purchase and the date of disposal. Inflationary Surplus is not subject to tax.

Real Gain accrued by individuals on the sale of the Shares will be taxed at the rate of 25%. However, if the individual shareholder is a “Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of one of the Israeli resident company’s means of control) at the time of sale or at any time during the preceding 12 month period, such gain will be taxed at the rate of 30%. In addition, capital gains generated by an individual claiming deduction of financing expenses in respect of such gain will be taxed at the rate of 30%.

Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (26.5% in 2015 for corporations and a marginal tax rate of up to 50% in 2015 for individuals, including an additional 2% tax which would be levied on individuals whose taxable income from Israeli sources exceeds NIS 810,720 in 2015). Notwithstanding the foregoing, capital gains generated from the sale of our Shares by a non-Israeli shareholder may be exempt from Israeli tax under the Israeli Income Tax Ordinance provided that the following cumulative conditions are met: (i) the Shares were purchased upon or after the registration of the Shares on the stock exchange, (ii) the seller does not have a permanent establishment in Israel to which the generated capital gain is attributed, and (iii) if the seller is a corporation, less than 25% of its means of control or the rights to its profit or income are held by or attributed to Israeli resident shareholders. In addition, the sale of the Shares may be exempt from Israeli capital gains tax under the provisions of an applicable double tax treaty. For example, the U.S.-Israel Double Tax Treaty exempts a U.S. resident from Israeli capital gain tax in connection with the sale of the Shares, provided that: (i) the U.S. resident owned, directly or indirectly, less than 10% of the voting power of the company at any time within the 12 month period preceding such sale; (ii) the U.S. resident, being an individual, is present in Israel for a period or periods of less than 183 days during the taxable year; and (iii) the capital gain from the sale was not derived through a permanent establishment of the U.S. resident in Israel (“U.S.-Israel Double Tax Treaty”).

Either the purchaser, the Israeli stockbroker or the financial institution through which the Shares are held are obligated, subject to the above mentioned exemptions, to withhold tax upon the sale of Shares from the Real Gain at the rate of 25% or 26.5% in respect of an individual or corporation, respectively..

Upon the sale of traded securities, a detailed return, including a computation of the tax due, must be filed and an advanced payment must be paid to the Israeli Tax Authority on January 31 and June 30 of every tax year in respect of sales of traded securities made within the previous six months. However, if all tax due was withheld at source according to applicable provisions of the Israeli Income Tax Ordinance and regulations promulgated thereunder, such return need not be filed and no advance payment must be paid. Capital gain is also reportable on the annual income tax return.

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

Dividends distributed by an Israeli resident company to a non-Israeli resident (either individual or corporation) is generally subject to tax on the receipt of such dividend at the rate of 25% (30% if the dividend recipient is a Controlling Shareholder at the time of distribution or at any time during the preceding 12 month period). These rates may be reduced under the provisions of an applicable double tax treaty. Thus, under the U.S.-Israel Double Tax Treaty, the following tax rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain types of interest or dividends the tax rate is 12.5%; (ii) if both the conditions mentioned in section (i) above are met and the dividend is paid from an Israeli resident company’s income, which was entitled to a reduced tax rate applicable to a Privileged Enterprise under the Law for the Encouragement of Capital Investments, 1959 – the tax rate is 20% for dividends distributed from profits derived after January 1, 2014; (iii) in all other cases, the tax rate is 25%. The aforementioned rates under the U.S.-Israel Double Tax Treaty will not apply if the dividend income is attributed to a permanent establishment of the U.S. resident in Israel.

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

•	For purposes of this summary, a “U.S. Holder” means a beneficial owner of a Share that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust (1) if (a) a court within the United States is able to exercise primary supervision over the administration of the trust; and (b) one or more U.S. persons have the authority to control all substantial decisions of the trust; or (2) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

•	For purposes of this section, a “non-U.S. Holder” is any holder who is not a U.S. Holder.

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

U.S Taxation of Shares

Distributions

Subject to the discussion under “Passive Foreign Investment Companies” below, the gross amount of any distribution, including the amount of any Israeli taxes withheld from these distributions (see “Item 10. Additional Information – E. Taxation – Israeli Tax Considerations”), actually or constructively received by a U.S. Holder with respect to Shares, will be taxable to the U.S. Holder as a dividend to the extent of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. The U.S. Holder will not, except as provided by Section 245 of the Code, be eligible for any dividends received deduction in respect of the dividend otherwise allowable to corporations. Distributions in excess of earnings and profits will be non-taxable to the U.S. Holder to the extent of, and will be applied against and reduce, the U.S. Holder’s adjusted tax basis in the Shares. Distributions in excess of such adjusted tax basis will generally be taxable to the U.S. Holder as capital gain from the sale or exchange of property. If we do not report to a U.S. Holder the portion of a distribution that exceeds earnings and profits, the distribution will generally be taxable as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. The amount of any distribution of property other than cash will be the fair market value of that property on the date of distribution.

Under the Code, certain dividends received by non-corporate U.S. Holders will be subject to a maximum income tax rate of 20%. This reduced income tax rate is only applicable to dividends paid by a “qualified foreign corporation” that is not a “passive foreign investment company” and only with respect to shares held by a qualified U.S. Holder (i.e., a non-corporate holder) for a minimum holding period (generally 61 days during the 121-day period beginning 60 days before the ex-dividend date). We should be considered a qualified foreign corporation because (i) we are eligible for the benefits of a comprehensive tax treaty between Israel and the U.S., which includes an exchange of information program, and (ii) the ADSs are readily tradeable on an established securities market in the U.S. In addition, based on our current business plans, we do not expect to be classified as a “passive foreign investment company” (see “Item 10. Additional Information – E. Taxation – Israeli Tax Considerations – Passive Foreign Investment Companies” below). Accordingly, dividends paid by us to individual U.S. Holders on shares held for the minimum holding period should be eligible for the reduced income tax rate. In addition to the income tax on dividends discussed above, certain non-corporate U.S. holders will also be subject to the 3.8% Medicare tax on dividends as discussed below under “Medicare Tax on Unearned Income”.

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

Backup Withholding and Information Reporting

Payments of dividends with respect to Shares and the proceeds from the sale, retirement, or other disposition of Shares made by a U.S. paying agent or other U.S. intermediary will be reported to the IRS and to the U.S. Holder as may be required under applicable U.S. Treasury regulations. We, or an agent, a broker, or any paying agent, as the case may be, may be required to withhold tax (backup withholding), currently at the rate of 28%, if a non-corporate U.S. Holder that is not otherwise exempt fails to provide an accurate taxpayer identification number and comply with other IRS requirements concerning information reporting. Certain U.S. Holders (including, among others, corporations and tax-exempt organizations) are not subject to backup withholding. Any amount of backup withholding withheld may be used as a credit against your U.S. federal income tax liability provided that the required information is timely furnished to the IRS. U.S. Holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

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

The amount of any backup withholding will be allowed as a credit against a non-U.S. Holder’s United States federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS.

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

Interest Rate Sensitivity

The Company is exposed to various market risks, most of them related to changes in interest rates and changes in the Israeli CPI. Loans and Debentures in the amount of approximately NIS 2,514.0 million and marketable securities in the amount of approximately NIS 320.1 million bear interest at fixed rates, and therefore changes in the interest rates will affect the fair value of such loans and marketable securities. Other loans set forth below bear interest at variable rates (as a result of changing interest rates or CPI linkage), and therefore a change in the CPI or the prime interest rate will affect future cash flow and interest expenses.

The table below provides information about our financial instruments as of December 31, 2014:

	December 31, 2014 Expected maturity
	(NIS in thousands)
	2015	2016	2017	2018	2019	2020	2021 and thereafter	Total
Long term loan from banks - linked:
Linked to the Israeli CPI - 3.6% (weighted average rate as of December 31, 2014)	68,831	63,759	111,847	44,536	44,536	115,501	89,253	538,263
Long term loans from bank - unlinked:
Fixed annual interest rate of 6.75%	7,595	7,761	7,940	2,318	-	-	-	25,614
Variable interest (average annual rate as of December 31, 2014 of 2.97%)	206,932	287,500	151,565	95,835	43,389	16,348	170,164	971,733
Long term loans from others - linked:
Fixed interest (average annual rate as of December 31, 2014 of 3.75%)	-	-	-	31,944	31,944	31,944	63,638	159,470
Long term loans from others - unlinked:
Fixed annual interest rate of 7%	-	-	-	-	-	-	2,868	2,868
	285,358	359,020	271,352	174,633	119,869	163,793	325,923	1,697,948
Debentures- Linked to the Israeli CPI:
Issued by the Company - fixed rate 2.5%	45,123	45,123	45,123	45,123	45,123	45,123	90,245	360,983
Issued by BSRE - fixed rate 4.7%	150,904	150,904	-	-	-	-	-	301,808
Issued by BSRE - fixed rate 4.2%	24,420	24,420	89,541	89,541	-	-	-	227,922
Issued by BSRE - fixed rate 4.5%	-	-	187,466	187,466	187,466	187,466	-	749,864
Issued by BSRE - fixed rate 3.3%	-	-	-	29,042	29,042	29,042	300,100	387,226
Issued by Dor Alon - fixed rate 5%	72,246	-	-	-	-	-	-	72,246
Issued by Dor Alon - fixed rate 4.95%	8,066	8,066	8,066	8,066	8,066	4,840	-	45,170
Issued by Dor Alon - fixed rate 6.45% (weighted average rate as of December 31, 2014)	4,298	4,577	2,899	3,086	48,291	-	-	63,151
Debentures- unlinked:
Issued by Dor Alon – variable interest (average annual rate as of December 31, 2014 of 2.47%)	20,253	20,253	20,253	-	-	-	-	60,759
Issued by Dor Alon - fixed rate 6.65%	108,375	108,375	-	-	-	-	-	216,750
Convertible Debentures Linked to the Israeli CPI: (1)
Issued by BSRE - fixed rate 6.25%	29,686	30,738	-	-	-	-	-	60,424
	463,371	392,456	353,348	362,324	317,988	266,471	390,345	2,546,303
Marketable Securities - Linked to the Israeli CPI	138,776							138,776
Marketable Securities – unlinked in NIS	164,675							164,675
Marketable Securities – in other currencies	16,617							16,617
	320,068							320,068

(1) See also “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Debentures.”

For CPI-linked financial instruments as stipulated in the table above, a one percent increase (decrease) in the CPI would cause an approximately NIS 28.3 million decrease (increase) in net income for the next year.

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

The table below provides information about the changes of the CPI and the “known” CPI index:

	CPI (1)	The “known” CPI index (2)

2012	1.6%	1.4%
2013	1.8%	1.9%
2014	(0.02)%	(0.01)%

(1)	Calculated based on actual CPI date (through December of end year).
(2)	Calculated based on published PI date (through November of end year).

The table below provides an analysis of monetary assets and liabilities by currency and linkage as of December 31, 2014:

	December 31, 2014
	NIS linked to CPI	NIS unlinked	US dollar	Other currencies	Other	Total
	NIS in thousands
Assets:
Cash and cash equivalents	-	279,828	10,219	55	-	290,102
Short term bank deposit	-	26,379	67,928	-	-	94,307
Investment in securities	138,776	164,675	16,617	-	42,759	362,827
Trade receivables	-	1,006,613	23,754	-	-	1,030,367
Other accounts receivables	35,127	353,839	116	-	-	389,082
Income taxes receivable	16,020		-	-	-	16,020
Loan Receivable	28,207	156,854	18,753	-	-	203,814
Derivative financial instruments	589	-	4,504	-	-	5,093
Investment in equity securities	-	-	-	-	59,283	59,283
Other long-term receivables	89,445	-	-	-	-	89,445
Total assets	308,164	1,988,188	141,891	55	102,042	2,540,340

Liabilities:
Credit and loans from banks and others	-	774,626	-			774,626
Trade payables	-	909,202	286,620	-	-	1,195,822
Other accounts payable and accrued expenses	16,553	387,772	4,669	-	-	408,994
Customer’s deposits	28,212	-	-	-	-	28,212
Income tax payables	4,620	-	-	-	-	4,620
Provisions	5,370	40,137	-	-	-	45,507
Loans	694,891	1,003,058	-	-	-	1,697,949
Debentures	2,171,307	277,941	-	-	-	2,449,248
Convertible debentures	60,424	-	-	-	-	60,424
Other long-term liabilities	12,226	1,190	-	-	-	13,416
Derivative financial instruments	-	-	2,991	-	-	2,991
Total liabilities	2,993,603	3,393,926	294,280	-	-	6,681,809

For further information regarding market risks, see note 3 to our consolidated financial statements.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable

C.	Other Securities

Not applicable

D.	American Depositary Shares

Each of our American Depositary Shares, or ADSs, represents one of our ordinary shares. Our ADSs trade on the New York Stock Exchange.

Fees and Expenses

Persons depositing or withdrawing shares or American Depositary Shares must pay:	For:

$5.00 (or less) per 100 American Depositary Shares (or portion of 100 American Depositary Shares)

•       Execution and delivery of American Depositary Shares, including issuances resulting from a distribution of shares or rights or other property

•       Surrender of American Depositary Shares for the purpose of withdrawal, including if the deposit agreement terminates

$.02 (or less) per American Depositary Share	• Any cash distribution to American Depositary Share holders
A fee equal to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of American Depositary Shares	• Distribution of securities or property (other than cash, shares or rights) distributed to holders of deposited securities which are distributed by the depositary to American Depositary Share holders
$.02 (or less) per American Depositary Shares per annum (unless a fee was paid for that calendar year for cash distributions)	• Depositary services
Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its nominee when you deposit or withdraw shares
Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) • converting foreign currency to U.S. dollars

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2014 based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013). Based on our assessment and this framework, our management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2014.

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

(d) Changes in internal controls over financial reporting. There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, served as our independent public accountants for the fiscal years ended December 31, 2013 and 2014, for which audited financial statements appear in this Annual Report on Form 20-F.

The following table presents the aggregate fees for professional services rendered by such accountants to us during their respective term as our principal accountants in 2013 and 2014.

	2014	2013
	(NIS in thousands)	(NIS in thousands)
Audit Fees (1)	4,719	4,837
Audit-Related fees (2)	-	137
Tax Fees (3)	176	213
All Other Fees (4)	280	114
TOTAL	5,175	5,301

(1)	Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor can reasonably provide, and include the group audit; statutory audits; comfort letters and consents; attest services; assistance with and review of documents filed with the SEC and Sarbanes-Oxley Act compliance.

(2)	Audit-related services in connection with Alon Blue Square and BSRE’s shelf prospectuses and in connection with reports delivered to the Company’s controlling shareholder.

(3)	Tax fees were for services related to tax compliance, including the preparation of tax returns and claims for refund, and tax planning and tax advice, including assistance with tax audits and appeals, advice related to mergers, acquisitions, transfer pricing, and assistance with respect to requests for rulings from tax authorities.

(4)	Other Fees were for general guidance related to accounting issues and due diligence in connection with potential acquisitions.

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

Not Applicable

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

Part III

ITEM 17.	FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this Annual Report, beginning on page F-1.

ITEM 18.	FINANCIAL STATEMENTS

We have responded to Item 17 in lieu of this item.

ITEM 19.	EXHIBITS

The exhibits filed with or incorporated into this Annual Report are listed in the index of exhibits below.

Exhibit No.	Description

1.1	Memorandum of Association of the Registrant (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-1 (File No. 333-05024)).

1.2	Articles of Association of the Registrant (incorporated by reference to Exhibit 1.2 to Alon Holdings’ Annual Report on Form 20-F for the year ended December 31, 2009.

2.1	Form of Amended and Restated Deposit Agreement among Alon Blue Square, The Bank of New York as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit (a) to the Registration Statement on Form F-6 (File No. 333-05158)).

4.3	Form of Letter of Exemption and Indemnity adopted in February 2001 (incorporated by reference to Exhibit 4.13 to Alon Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2000).

4.4	Form of Letter of Exemption and Indemnity (English translation accompanied by the Hebrew original) (incorporated by reference to Exhibit 4.14 to Alon Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2001).

4.5	Form of Letter of Indemnity adopted in June 2008 (English translation) (incorporated by reference to Exhibit 4.11 to Alon Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2008).

4.6	Special Collective Agreement made on the 28th day of May 1996 between Co-Op Blue Square Consumers Cooperative Society Ltd., the Registrant and The New Federation of Labor in Israel/The Federation of Clerical, Administrative and Services Employees and Consumers Cooperative Union-Central Cooperative Society Ltd. (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-1 (File No. 333-05024)).

4.7	Special Collective Agreement made on the 3rd day of September 2000 between Alon Blue Square and The New Federation of Labor in Israel. The Federation of Clerical, Administrative and Services Employees / the Commercial Section Employees and the committee of Alon Blue Square employees. (English summary accompanied by the Hebrew original) (incorporated by reference to Exhibit 4.16 to Alon Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2001).

Exhibit No.	Description

4.8	Collective Agreement, made on August 13, 2003, by and among Alon Blue Square and The New Federation of Labor in Israel/The Federation of Clerical, Administrative and Services Employees and the National Committee of the Blue Square Co-Op Employees (English translation) (incorporated by reference to Exhibit 4.15 to Alon Blue Square Annual Report on Form 20-F for the year ended December 31, 2003).

4.9	Collective Agreement, made on October 15, 2003, by and among Alon Blue Square and The New Federation of Labor in Israel/The Federation of Clerical, Administrative and Services Employees and the National Workers Committee of Alon Blue Square (English translation) (incorporated by reference to Exhibit 4.16 to Alon Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2003).

4.10	Special Collective Bargaining Agreement made on the 21st day of January 2005 among Alon Blue Square, the Histadrut and the National Committee of Alon Blue Square. (English translation) (incorporated by reference to Exhibit 4.15 to Alon Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2004).

4.11	Special Collective Bargaining Agreement made on April 26, 2006 among Alon Blue Square, the MAOF Histadrut and Blue Square -Israel Employees’ Union (English translation) (incorporated by reference to Exhibit 4.16 to Alon Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2006).

4.12	Special Collective Bargaining Agreement made on May 29, 2006 among Alon Blue Square, the MAOF Histadrut and Blue Square -Israel Employees’ Union (English translation) (incorporated by reference to Exhibit 4.17 to Alon Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2006).

4.13	Special Collective Bargaining Agreement made on July 16, 2007 among Alon Blue Square, the MAOF Histadrut and Blue Square -Israel Employees’ Union (English translation) (incorporated by reference to Exhibit 4.19 to Alon Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2007).

4.14	Special Collective Bargaining Agreement made on April 5, 2009 among Alon Blue Square, Blue Square Chain Investments & Properties Ltd., the MAOF Histadrut and Blue Square-Israel Employees’ Union (English translation) (incorporated by reference to Exhibit 4.20 to Alon Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2008).

4.15	Transfer Agreement, dated June 21, 2006, between Alon Blue Square and Blue Square Real Estate Ltd. (English translation) (incorporated by reference to Exhibit 4.23 to Alon Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2006).

4.16	Split Agreement, dated April 2, 2006, between Alon Blue Square and Blue Square Real Estate Ltd. (English translation) (incorporated by reference to Exhibit 4.24 to Alon Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2006).

4.17	Lease Agreement, dated August 13, 2006, between Alon Blue Square and Blue Square Real Estate Ltd. (English translation) (incorporated by reference to Exhibit 4.25 to Alon Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2006).

4.18	Lease Agreement, dated June 23, 2006, between Alon Blue Square and Blue Square Chain Investments & Properties Ltd Blue Square Real Estate Ltd (assigned to BSRE) (English translation) (incorporated by reference to Exhibit 4.26 to Alon Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2006).

Exhibit No.	Description

4.19	Transfer Agreement, dated March 31, 2009, between Blue Square Real Estate Ltd. and Blue Square Chain Properties & Investments Ltd., together with Addendum No. 1, dated September 13, 2009 (English translation) (incorporated by reference to Exhibit 4.30 to Alon Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2009).

4.20	Deed of Trust (for Series B Debenture) made on August 14, 2006, by and between Blue Square Real Estate Ltd. and Hermetic Trust (1975) Ltd., together with second schedule (English translation) (incorporated by reference to Exhibit 4.31 to Alon Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2006).

4.21	First Schedule to Deed of Trust - Debenture Certificate for Registered Debentures (Series B) of NIS 1 par value each (out of series of NIS 650,000,000 par value Debentures (Series B)) (English translation) (incorporated by reference to Exhibit 4.32 to Alon Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2006).

4.22	Deed of Trust (for Series C to H Debentures) dated May 19, 2009, by and between Blue Square Real Estate Ltd. and Hermetic Trust (1975) Ltd., together with Addendum to Deed of Trust dated October 18, 2009 (English translation) (incorporated by reference to Exhibit 4.37 to Alon Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2009).

4.23	Deed of Trust (for Series C to G Debentures and Series H to J Debentures) dated February 18, 2010, between Alon Blue Square and Hermetic Trust (1975) Ltd., together with First Schedule - Debenture Certificate for Series C to G, First Schedule - Debenture Certificate for Series H to J, and second schedule (English translation) (incorporated by reference to Exhibit 4.38 to Alon Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2009).

4.24	Protocol, dated April 11, 2010, between Tel Aviv Wholesale Agricultural Produce Market Company Ltd., Tel Aviv Municipality, Lev Tel Aviv Towers Ltd. and Tel Aviv City Mall Ltd. (English translation) (incorporated by reference to Exhibit 4.42 to Alon Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2009).

4.25	Agreement, dated June 3, 2010, between Tel Aviv Wholesale Agricultural Produce Market Company Ltd., Lev Tel Aviv Towers Ltd. and Tel Aviv City Mall Ltd., together with Deed of Undertaking by the Interested Parties (English translation) (incorporated by reference to Exhibit 4.43 to Alon Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2009).

4.26	Agreement, dated June 3, 2010, between Tel Aviv Municipality, Lev Tel Aviv Towers Ltd., and Tel Aviv City Mall Ltd., together with Deed of Undertaking by the Interested Parties (English translation) (incorporated by reference to Exhibit 4.44 to Alon Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2009).

4.27	Document of Principles, dated April 15, 2010, between Blue Square Real Estate Tel Aviv Market Commercial Ltd., Blue Square Real Estate Tel Aviv Market Housing Ltd., Gindi Commercial Tel Aviv Ltd. and Gindi Housing Tel Aviv Ltd. (English translation) (incorporated by reference to Exhibit 4.45 to Alon Blue Square’s’ Annual Report on Form 20-F for the year ended December 31, 2009).

4.28	Share Purchase Agreement, dated May 17, 2010, between Alon Israel Oil Company Ltd. and Alon Blue Square (English translation) (incorporated by reference to Annex A to Alon Blue Square’s report on Form 6-K, filed on May 27, 2010).

8.1	List of Subsidiaries.

12.(a).1	Certification by CEO pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

Exhibit No.	Description

12.(a).2	Certification by CFO pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

13.(a).1	Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

- - - - - - - - - - - - - - - - - - -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of

ALON BLUE SQUARE ISRAEL LTD.

We have audited the accompanying consolidated statements of financial position of Alon Blue Square Israel Ltd. and its subsidiaries (collectively - the "Company") as of December 31, 2014 and 2013 and the related consolidated income statements, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of a consolidated subsidiary as of December 31, 2014 and 2013, and for each of years ended on those dates, whose assets constitute approximately 1.6% and 2.0% of total consolidated assets as of December 31, 2014 and 2013, respectively and whose revenues constitute approximately 3.7% and 3.5% of total consolidated net revenues for the years ended December 31, 2014 and 2013, respectively. Also, we did not audit the financial statements of an equity method investee as of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014, the Company's interest in which, as reflected in the consolidated statements of financial position as of December 31, 2014 and 2013, is NIS 41.9 million and NIS 49.7 million, respectively, and the Company's share in its profit is NIS 16.7 million, NIS 20.1 million and NIS 19.6 million for the years ended December 31, 2014, 2013 and 2012, respectively. Those financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for the consolidated subsidiary and the equity method investee, is based solely on the reports of the other auditors.

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

In our opinion, based on our audits and the reports of other auditors the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of the Company as of December 31, 2014 and 2013 and the results of its operations, changes in equity and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

Without qualifying our opinion, we draw attention to note 1 to the financial statements, which discloses the losses of Mega Retail Ltd. and its subsidiaries, which operate the Supermarket segment of the group. That note also presents the Plan developed by management to bring Mega back to a sound operational path.

Tel Aviv, Israel	Kesselman & Kesselman
April 30, 2015	Certified Public Accountants (lsr.)
A member firm of PricewaterhouseCoopers International Limited

APPENDIX D- Report of independent Accountant

Tel Aviv, 30 April, 2015

Report of independent registered public accounting firm

to the shareholders of

Eden Teva Market Ltd

We have audited the balance sheet of Eden Teva Market Ltd. (“Eden”) as of December 31, 2014 and 2013 and the related statements of operations, changes in shareholders' deficit and cash flows for each of the three years ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eden as of December 31, 2014 and 2013 and the results of its operations, changes in shareholders' deficit and cash flows for each of the three years ended December 31 2014, in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

Without qualifying our opinion, we call your attention to what is stated in Note 1 of the consolidated financial statements which discloses the Company’s deficit in equity and in working capital of the Company and the plans of the Company's management and board of directors to deal with these matters. The Company board of directors and management are of the opinion that, in view of the projected cash flows that includes, inter alia, a projected exercise of assets, consolidation of frameworks and prevention of duplication with the parent company, other efficiency measures, and cash inflows by others, the Company will have sufficient resources for paying its obligations and continuing its operations.

Barzily & Co.

Certified Public Accountants

A Member of MSI Worldwide

Somekh Chaikin	Telephone	+972 3 684 8000
KPMG Millennium Tower	Fax	+972 3 684 8444
17 Ha'arba'a Street, PO Box 609	Internet	www.kpmg.co.il
Tel Aviv 61006 Israel

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Diners Club Israel Ltd.

We have audited the accompanying consolidated balance sheets of Diners Club Israel Ltd. and subsidiary as of December 31, 2014 and 2013, and the related consolidated statements of profit and loss, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Diners Club Israel Ltd. and subsidiary as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with generally accepted accounting principles in Israel (Israeli GAAP). Furthermore, in our opinion, the abovementioned financial statements were prepared in accordance with the directives and guidelines of the Supervisor of Banks.

As described in Note 2 to the consolidated financial statements, a reconciliation of the Company’s financial statements from the prepared basis described above to International Financial Reporting Standards as issued by the International Accounting Standards Board appears in Note 22 to the consolidated financial statements.

Somekh Chaikin

Certified Public Accountants (Isr.)

A Member Firm of KPMG International

April 20, 2015

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31		Convenience translation (note 2b) December 31,
		2013	2014	2014
	Note	NIS		U.S. dollars
		In thousands
Assets

CURRENT ASSETS:
Cash and cash equivalents	9a	322,579	290,102	74,596
Investment in securities	10	498,779	362,827	93,296
Short-term deposits	9b	93,803	94,307	24,250
Trade receivables	12	1,221,932	1,030,367	264,944
Other accounts receivable	13	286,661	430,707	110,750
Derivative financial instruments	11	792	395	102
Income taxes receivable		25,223	16,020	4,119
Inventories	14a	602,013	511,661	131,566
Assets of disposal group classified as held for sale	8	99,166	-	-
		3,150,948	2,736,386	703,623

NON-CURRENT ASSETS:
Investments accounted for using equity method	7	962,767	977,028	251,229
Derivative financial instruments	11	5,517	4,698	1,208
Real estate inventories	14b	106,780	126,012	32,402
Investment in securities	10	60,259	59,283	15,244
Loans receivable, net of current maturities	18	166,926	135,171	34,757
Property and equipment, net	15	2,535,084	2,322,036	597,078
Investment property	16	770,490	982,619	252,666
Intangible assets, net	17	1,203,725	1,140,343	293,223
Other long-term receivables	19	32,612	52,740	13,561
Deferred taxes	31h	167,376	27,844	7,160
		6,011,536	5,827,774	1,498,528
Total assets		9,162,484	8,564,160	2,202,151

April 30, 2015
Date of approval of the	Avigdor Kaplan	Yehuda van der Walde
financial statements	Chief Executive Officer and Director	Chief Financial Officer

The accompanying notes are an integral part of the consolidated financial statements.

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31		Convenience translation (note 2b) December 31,
		2013	2014	2014
	Note	NIS		U.S. dollars
		In thousands
Liabilities and equity
CURRENT LIABILITIES:
Credit and loans from banks and others	21	829,812	774,626	199,184
Current maturities of debentures and convertible debentures	21	610,354	466,935	120,066
Current maturities of long-term loans from banks	21	251,089	283,342	72,857
Trade payables		1,235,627	1,195,822	307,488
Other accounts payable and accrued expenses	20	637,258	723,274	185,980
Customers' deposits		28,469	28,212	7,254
Derivative financial instruments	11	6,484	1,060	273
Income taxes payable		3,199	24,393	6,272
Provisions for other liabilities	24	59,190	67,697	17,407
Liabilities of disposal group classified as held for sale	8	85,556	-	-
		3,747,038	3,565,361	916,781
NON CURRENT LIABILITIES:
Long-term loans from banks and others, net of current maturities	21	1,273,571	1,414,607	363,746
Convertible debentures, net of current maturities	21	61,486	30,738	7,904
Debentures, net of current maturities	21	2,208,228	2,011,999	517,356
Other liabilities	22	129,292	106,267	27,325
Derivative financial instruments	11	2,847	1,931	497
Liabilities in respect of employee benefits, net of amounts funded	23	71,304	58,716	15,098
Deferred taxes	31h	183,703	232,752	59,849
		3,930,431	3,857,010	991,775
Total liabilities		7,677,469	7,422,371	1,908,556
EQUITY:
Equity attributed to equity holders of the Company:
Ordinary shares of NIS 1 par value	25	79,881	79,881	20,540
Additional paid-in capital	25	1,219,279	1,219,279	313,520
Other reserves	26	34,575	76,661	19,712
Accumulated deficit		(279,611)	(711,122)	(182,854)
		1,054,124	664,699	170,918
Non-controlling interests		430,891	477,090	122,677
Total equity		1,485,015	1,141,789	293,595
Total liabilities and equity		9,162,484	8,564,160	2,202,151

The accompanying notes are an integral part of the consolidated financial statements

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED INCOME STATEMENTS

					Convenience
					translation (note 2b)
					for the year
Continuing Operations		Year ended December 31			ended December 31,
		2012	2013	2014	2014
	Note	NIS			U.S. dollars
		In thousands (except per share data)
Revenues		15,640,331	14,860,869	14,048,034	3,612,248
Less – government levies		2,955,154	2,974,529	2,987,077	768,084
Net revenues		12,685,177	11,886,340	11,060,957	2,844,164
Cost of sales	27	9,960,721	9,312,832	8,640,992	2,221,905
Gross profit		2,724,456	2,573,508	2,419,965	622,259
Selling, general and administrative expenses	27	2,548,770	2,472,855	2,459,701	632,477
Other gains	28	10,822	3,049	95,036	24,437
Other losses	28	(6,544)	(24,567)	(87,344)	(22,458)
Increase in fair value of investment property, net	16	16,874	47,589	50,258	12,923
Share of profit of investments accounted for using the equity method	7	87,060	27,211	37,997	9,770
Operating profit		283,898	153,935	56,211	14,454
Finance income	30	83,002	78,168	61,791	15,889
Finance expenses	30	(324,930)	(332,184)	(273,043)	(70,209)
Finance expenses, net		(241,928)	(254,016)	(211,252)	(54,320)
Income (loss) before taxes on income		41,970	(100,081)	(155,041)	(39,866)
Taxes on income (tax benefit)	31	(2,863)	(12,667)	219,855	56,531
Net income (loss) from continuing operation		44,833	(87,414)	(374,896)	(96,397)
Loss from discontinued operation	8	(22,468)	(29,994)	(3,065)	(789)
Net income (loss) for the year		22,365	(117,408)	(377,961)	(97,186)

The accompanying notes are an integral part of the consolidated financial statements.

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF INCOME

					Convenience
					translation (note 2b)
					for the year
		Year ended December 31			ended December 31,
		2012	2013	2014	2014
		NIS			U.S. dollars
		In thousands (except per share data)
Attributable to:
Equity holders of the Company
Continuing operation		4,561	(115,701)	(428,713)	(110,237)
Discontinued operation		(22,468)	(29,994)	(3,065)	(789)
		(17,907)	(145,695)	(431,778)	(111,026)
Non-controlling interests
Continuing operation		40,272	28,287	53,817	13,840
Discontinued operation		-	-	-	-
		40,272	28,287	53,817	13,840

		22,365	(117,408)	(377,961)	(97,186)

Earnings (loss) per ordinary share or ADS attributable to equity holders of the Company	32

Basic and diluted
Continuing operations		0.07	(1.75)	(6.50)	(1.67)
Discontinued operation		(0.34)	(0.45)	(0.05)	(0.01)
		(0.27)	(2.20)	(6.55)	(1.68)
Weighted average number of shares or ADSs used for computation of earnings per share (in thousands):
Basic and diluted		65,954	65,954	65,954	65,954

The accompanying notes are an integral part of the consolidated financial statements.

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Year ended December 31			Convenience translation (note 2b) year ended December 31
		2012	2013	2014	2014
	Note	NIS			U.S. dollars
		In thousands
Net income (loss) for the year		22,365	(117,408)	(377,961)	(97,186)

Other comprehensive income (loss) items, net of tax:

Items that may be reclassified subsequently to profit or loss
Available-for-sale financial assets:	10
Revaluation		16,930	13,418	2,374	610
Gain from sales transferred to income statement		(2,196)	(2,218)	(4,386)	(1,128)
Currency translation differences		(2,147)	(6,286)	10,844	2,788
Total items that may be reclassified subsequently to profit or loss		12,587	4,914	8,832	2,270

Items that will not be reclassified to profit or loss:
Revaluation reserve of fixed assets reclassified as investment property		12,352	1,347	23,426	6,024
Re-measurements of post-employment benefit obligations	23	(5,021)	(4,204)	(93)	(24)
Total items that will not be reclassified to profit or loss		7,331	(2,857)	23,333	6,000

Total – other comprehensive income		19,918	2,057	32,165	8,270
Total comprehensive income (loss) for the year		42,283	(115,351)	(345,796)	(88,916)

Attributable to:
Equity holders of the Company		(3,215)	(144,889)	(407,103)	(104,681)
Non-controlling interests		45,498	29,538	61,307	15,765
		42,283	(115,351)	(345,796)	(88,916)

Total comprehensive income (loss) attributable to equity shareholders arises from:
Continuing operations		19,253	(114,895)	(404,038)	(103,892)
Discontinuing operations		(22,468)	(29,994)	(3,065)	(789)
		(3,215)	(144,889)	(407,103)	(104,681)

The accompanying notes are an integral part of the consolidated financial statements.

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Ordinary shares	Additional paid-in capital	Other reserves (note 26)	Accumulated deficit	Total	Non controlling interests	Total equity
	NIS in thousands

BALANCE AT JANUARY 1 ,2012	79,881	1,219,279	(9,672)	(106,434)	1,183,054	363,172	1,546,226
Income (loss) for the period	-	-	-	(17,907)	(17,907)	40,272	22,365
Other comprehensive income	-	-	19,524	(4,832)	14,692	5,226	19,918
Total comprehensive income	-	-	19,524	(22,739)	(3,215)	45,498	42,283
Employee share-based payment	-	-	-	(493)	(493)	-	(493)
Transactions with non-controlling interests	-	-	(607)	-	(607)	140	(467)

BALANCE AT DECEMBER 31, 2012	79,881	1,219,279	9,245	(129,666)	1,178,739	408,810	1,587,549
Income (loss) for the period	-	-	-	(145,695)	(145,695)	28,287	(117,408)
Other comprehensive income	-	-	4,905	(4,099)	806	1,251	2,057
Total comprehensive income	-	-	4,905	(149,794)	(144,889)	29,538	(115,351)
Employee share-based payment	-	-	-	(151)	(151)	-	(151)
Transactions with non-controlling interests	-	-	20,425	-	20,425	23,266	43,691
Dividends distributed to non-controlling interests of subsidiaries	-	-	-	-	-	(30,723)	(30,723)

BALANCE AT DECEMBER 31, 2013	79,881	1,219,279	34,575	(279,611)	1,054,124	430,891	1,485,015
Income (loss) for the period	-	-	-	(431,778)	(431,778)	53,817	(377,961)
Other comprehensive income	-	-	24,408	267	24,675	7,490	32,165
Total comprehensive income	-	-	24,408	(431,511)	(407,103)	61,307	(345,796)
Transactions with non-controlling interests	-	-	17,678	-	17,678	44,272	61,950
Dividends distributed to non-controlling interests of subsidiaries	-	-	-	-	-	(59,380)	(59,380)

BALANCE AT DECEMBER 31, 2014	79,881	1,219,279	76,661	(711,122)	664,699	477,090	1,141,789

	Convenience translation into U.S. dollars in thousands (note 2b)
BALANCE AT JANUARY 1, 2014	20,540	313,520	8,890	(71,897)	271,053	110,795	381,848
CHANGES DURING 2014:
Income (loss) for the period	-	-	-	(111,026)	(111,026)	13,840	(97,186)
Other comprehensive income	-	-	6,276	69	6,345	1,925	8,270
Total comprehensive income	-	-	6,276	(110,957)	(104,681)	15,765	(88,916)
Transactions with non-controlling interests	-	-	4,546	-	4,546	11,384	15,930
Dividends distributed to non-controlling interests of subsidiaries	-	-	-	-	-	(15,267)	(15,267)
BALANCE AT DECEMBER 31, 2014	20,540	313,520	19,712	(182,854)	170,918	122,677	293,595

The accompanying notes are an integral part of the consolidated financial statements.

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

				Convenience
				translation
				(note 2b)
	Year ended December 31			year ended December 31
	2012	2013	2014	2014
	NIS			U.S dollars
	In thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Income (loss) before taxes on income from continuing operations	41,970	(100,081)	(155,041)	(39,866)
Loss before taxes from discontinued operation	(17,468)	(29,994)	(3,065)	(789)
Income tax (paid) received, net	18,714	44,258	(17,982)	(4,623)
Adjustments to net cash provided by operating activities (a)	458,957	690,511	682,006	175,365
Net cash provided by operating activities	502,173	604,694	505,918	130,087

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(164,458)	(140,007)	(225,250)	(57,920)
Purchase of investment property	(64,546)	(91,041)	(72,379)	(18,611)
Purchase of intangible assets	(43,392)	(12,556)	(26,190)	(6,734)
Cash used in the sale of Kfar (note 8)
Proceeds (investments) from collection of short-term deposits and other receivable, net	5,166	2,343	(504)	(130)
Proceeds from sale of property and equipment	20,139	21,186	100,940	25,955
Proceeds from sale of investment property	3,610	51,279	8,750	2,250
Investment in restricted deposit	-	-
Proceeds from sale of marketable securities	197,604	220,264	378,491	97,323
Investment in marketable securities	(224,808)	(379,150)	(238,239)	(61,260)
Acquisition of an associated investee	-	-
Loans and capital notes to investee companies, net	(124,879)	(36,685)	(7,341)	(1,888)
Grant of long term loans	(37,585)	(24,258)	(79,580)	(20,463)
Collection of long-term loans receivable	13,524	99,435	76,292	19,617
Discontinuance of consolidation (see note 8)	-	-	(2,089)	(537)
Interest received	24,349	18,923	12,361	3,178
Net cash used in investing activities	(395,276)	(270,267)	(74,738)	(19,220)

The accompanying notes are an integral part of the consolidated financial statements.

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

				Convenience
				translation (note 2b)
				for the year
				ended
	Year ended December 31,			December 31,
	2012	2013	2014	2014
	NIS			U.S dollars
	In thousands
CASH FLOWS FROM FINANCING ACTIVITIES:
Dividend paid to non-controlling interests	-	(30,723)	(59,380)	(15,267)
Issuance of debentures	504,136	732,185	158,103	40,654
Repayment of debentures	(209,321)	(601,147)	(536,259)	(137,891)
Transactions with non-controlling interests in subsidiary without loss of control	(467)	50,338	69,695	17,921
Receipt of long-term loans	226,478	392,000	768,319	197,562
Repayment of long-term loans	(342,314)	(263,151)	(586,396)	(150,783)
Short-term credit from banks and others, net	177,795	(301,789)	(45,790)	(11,774)
Settlement of forward contracts	(2,808)	(9,768)	(5,232)	(1,345)
Interest paid	(252,955)	(250,417)	(220,672)	(56,742)
Net cash provided by (used in) financing activities	100,544	(282,472)	(457,612)	(117,665)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS	207,441	51,955	(26,432)	(6,798)
Translation differences on cash and cash equivalents	(1)	(9)	53	14
BALANCE OF CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS AT BEGINNING OF YEAR (note 9a)	51,605	259,045	310,991	79,967
BALANCE OF CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS AT END OF YEAR (note 9a)	259,045	310,991	284,612	73,183

The accompanying notes are an integral part of the consolidated financial statements.

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

					Convenience
					Translation (note 2b)
					for the year
					ended
		Year ended December 31,			December 31,
		2012	2013	2014	2014
		NIS			U.S dollars
		In thousands
(a)	Adjustments to net cash provided by operating activities:
	Adjustments for:
	Depreciation and amortization	278,514	269,141	278,526	71,619
	Increase in fair value of investment property, net	(16,874)	(47,589)	(50,258)	(12,923)
	Share of profit of investments accounted for using the equity method	(87,060)	(27,211)	(37,997)	(9,770)
	Dividend received	41,544	10,030	38,000	9,771
	Share based payment	(493)	(151)
	Loss (gain) from sale and disposal of property and equipment, net	(14,684)	(2,631)	(77,674)	(19,973)
	Provision for impairment of property and equipment and intangible assets	-	20,912	22,000	5,657
	Changes in fair value of derivative financial instruments, net	(1,437)	(8,675)	(4,775)	(1,228)
	Linkage differences on monetary assets, debentures, loans and other long term liabilities	29,208	59,929	(2,367)	(609)
	Employee benefit liability, net	2,246	(7,631)	(9,579)	(2,463)
	Decrease (increase) in value of investment in securities, deposits and long-term receivables, net	1,622	(11,265)	(12,799)	(3,291)
	Interest paid, net	227,186	224,462	199,771	51,368
	Changes in operating assets and liabilities:
	Decrease in trade receivables and other accounts receivable	67,550	169,936	173,619	44,644
	Increase (decrease) in trade payables and other accounts payable	(53,335)	(9,850)	75,681	19,457
	Decrease (increase) in inventories	(11,960)	53,821	93,447	24,029
	Investment in real estate inventories	(3,070)	(2,717)	(3,589)	(923)
	Total	458,957	690,511	682,006	175,365

(b)	Supplementary information on investing and financing activities not involving cash flows:
	Purchase of property and equipment and investment properties on credit	27,866	48,249	4,228	1,087
	Proceeds from sale of property and equipment on credit	-	-	90,486	23,267
	Realization of property and equipment	11,000	-	-	-

The accompanying notes are an integral part of the consolidated financial statements.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – GENERAL:

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

The Company operates in four reportable segments: (1) Fueling and Commercial sites through Dor Alon Energy In Israel (1988) Ltd. (hereafter-Dor Alon) (2) Supermarkets through Mega Retail Ltd (hereafter-Mega) (3) Houseware and Textile (Retail and Wholesale) through Na'aman Group (NV) Ltd. (hereafter- Na'aman), (4) Real Estate through Blue Square Real Estate Ltd. (hereafter-BSRE). The Company has three more operating segments that do not meet the quantitative threshold and accordingly are presented as "Other activities" in the segment disclosure: Cellular activity, the Company's share in issuance and clearance of credit cards activity, the baby products sector and the operation of logistic center in Beer Tuvia.

The consolidated operating loss of Mega Retail and its subsidiaries, which operate the Supermarket Segment of the group, in 2014 was approximately NIS 277 million; in 2013, the consolidated operating loss was NIS 149 million. Mega and its subsidiaries continued to incur losses in the first four months of 2015 (unaudited). In addition, in 2014, Mega Retail and its subsidiaries eliminated their deferred tax assets by NIS 132 million.

Management has developed a plan of action (“the Plan”) with respect to Mega and its subsidiaries, which was approved by the board of directors, including, among other things, (i) streamlining and layoffs; (ii) reduction of advertising and other discretionary expenditures not essential for on-going operations; (iii) reduction of inventory; (iv) minimizing capital investments to not more than necessary to maintain the proper operation of equipment and facilities; and (v) disposal of operations of stores. In addition to the measures included in the Plan, the Company has committed to provide additional funding to support Mega in an aggregate amount not to exceed NIS 240 million to assist Mega Retail if peak temporary liquidity needs arise and if the disposal of the operations of stores is not effectuated in accordance with the schedule provided in the Plan.

The Company has already started implementing some of those measures and intends to implement all other measures without delay. Management intends to regularly follow the progress made in implementing the Plan to ensure that the scope of the measures taken under the Plan is sufficient. Management believes that implementation of those measures will bring Mega back to a sound operational path.

The financial statements are presented in the New Israeli Shekel (NIS), which is the functional currency of the Company and most of its subsidiaries.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

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

The Company presents its share of profits in jointly controlled entities and associates which are integral to the Company's activity as part of operating profit.

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

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

b.	Functional currency and convenience translation

For the convenience of the reader, the reported NIS amounts as of December 31, 2014 have been translated into U.S. dollars, at the representative rate of exchange on December 31, 2014 (U.S. $1 = NIS 3.889). The U.S. dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

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

Joint Arrangement

The Company applies IFRS 11 to all joint arrangements. Under IFRS 11 investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. The Company has assessed the nature of its joint arrangements and, except for certain jointly owned properties, which are considered to be joint operations, has determined them all to be joint ventures. Joint ventures are accounted for using the equity method. The joint operation is included in the Company's financial statements based on the Company's share in the assets, liabilities, income and expenses, as determined in the joint arrangement between the parties.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

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

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

e.	Foreign currency transactions

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

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

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

When exiting an activity , a proportional amount of goodwill is attributed to the carrying amount of the sold activity.

Goodwill impairment reviews are undertaken at least annually. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment is recognized immediately as an expense and is not subsequently reversed.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

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

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

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

In the Supermarkets segment, a CGU can be a single store or a group of stores where the cash inflows of one store are largely interdependent on the cash inflows of another store in the same geographic area. The food retail activities are grouped into 76 CGUs.

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

In the Houseware and Textile segment each of the self-operated stores (112) is considered a separate CGU on the basis of their geographical location and customers.

An impairment loss is recognized in the income statement under "other losses". Definite life non-financial assets that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

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

k.	Financial assets

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

Financial assets at fair value through profit or loss

This category includes financial assets held for trading and those designated at fair value through profit or loss, because they are managed and their performance is evaluated on a fair-value basis. Derivative financial instruments are also classified in this category.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

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

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

l.	Customers' deposits

These reflect the amounts that can be demanded by customers upon the return of containers and other loaned equipment and presented among current liabilities.

m.	Derivative financial instruments

Derivative financial instruments and separable embedded derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value, with changes recognized as "finance income or expenses", since they do not meet hedge accounting criteria.

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

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

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

t.	Current and deferred income taxes

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

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

A deferred tax asset is recognized for unused tax losses, tax benefits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are written down to the extent that their utilization is no- more probable.

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

u.	Employee benefits

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

According to IAS 19 employee benefits, the present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of "deep market" for high-quality corporate bonds. Since the transition to IFRS on January 1, 2008, there was a generally accepted common practice notion in Israel that there was no "deep market" for high-quality corporate bonds in Israel, therefore a discount rate was used based on Israeli Government bonds that are denominated in the currency in which the benefits will be paid (NIS) and that have terms to maturity approximating the terms of the related liability. On November 25, 2014 the Israeli Securities Authority published an economic research indicating changes in the economic environment in Israel stating that a "deep market" exists in Israel for high-quality corporate bonds denominated in NIS. As a result the Company used the discount rate of high-quality corporate bonds in determining the discount rate as of December 31, 2014. The impact of the change in discount rate was recorded in other comprehensive income as remeasurement of the present value of the obligation, net. The effect on previous periods was immaterial.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

According to the above, the Company’s defined benefit obligation as of December 31, 2014, has been determined on the basis of the market yields of index-linked corporate bonds, that are highly rated.

The net interest cost is calculated by applying the discount rate to the net balance of the defined benefit obligation and the fair value of plan assets.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions, including the effect of the change in estimate as above, are charged or credited to equity in other comprehensive income, in the period in which they arise.

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

Profit sharing and bonus plans

The Company accrues for bonuses and profit-sharing for certain employees, based on a formula that takes into consideration the profit attributable to the stores in which those employees serve, after certain adjustments. The Company recognizes a provision where contractually obligated or where there is a past practice that has created a constructive obligation.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

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

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

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

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

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

y.	Finance income and expenses

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

z.	Advertising costs

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

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

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

Diluted earnings per share are calculated by adjusting the net income (loss) attributable to equity holders of the Company and the weighted-average number of outstanding Ordinary shares for the effect of all potential Ordinary shares that are dilutive including share options granted to employees.

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

New International Financial Reporting Standards, Amendments to Standards and New interpretations

The following standards have been adopted by the Company for the first time for the financial year beginning on or after 1 January 2014 and have immaterial impact on the Company:

Amendment to IAS 32, ‘Financial Instruments: Presentation’ on offsetting financial assets and financial liabilities. This amendment clarifies that the right of set-off must not be contingent on a future event. It must also be legally enforceable for all counterparties in the normal course of business, as well as in the event of default, insolvency or bankruptcy. The amendment also considers settlement mechanisms. The amendment did not have a significant effect on the Company's financial statements.

Amendment to IAS 39, ‘Financial instruments: Recognition and measurement’ on the novation of derivatives and the continuation of hedge accounting. This amendment considers legislative changes to ‘over-the-counter’ derivatives and the establishment of central counterparties. Under IAS 39 novation of derivatives to central counterparties would result in discontinuance of hedge accounting.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

The amendment provides relief from discontinuing hedge accounting when novation of a hedging instrument meets specified criteria. The Company has applied the amendment and there has been no significant impact on the Company's consolidated financial statements as a result.

IFRIC 21, ‘Levies, sets out the accounting for an obligation to pay a levy if that liability is within the scope of IAS 37 ‘Provisions’. The interpretation addresses what the obligating event is that gives rise to pay a levy and when a liability should be recognized. The Company Group is not currently subjected to significant levies so the impact on the Company is not material.

Other standards, amendments and interpretations which are effective for the financial year beginning on 1 January 2014 are not material to the group.

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning on or after 1 January 2015, and have not been applied in preparing these consolidated financial statement. None of these is expected to have a significant effect on the consolidated financial statements of the Comany, except the following set out below:

IFRS 9, ‘Financial instruments, addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through OCI and fair value through P&L. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in OCI not recycling. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. IFRS 9 relaxes the requirements for hedge effectiveness by replacing the bright line hedge effectiveness tests. It requires an economic relationship between the hedged item and hedging instrument and for the ‘hedged ratio’ to be the same as the one management actually use for risk management purposes. Contemporaneous documentation is still required but is different to that currently prepared under IAS 39. The standard is effective for accounting periods beginning on or after 1 January 2018. Early adoption is permitted. The Company is yet to assess IFRS 9’s full impact.

IFRS 15, ‘Revenue from contracts with customers’ deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognised when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service.

The standard replaces IAS 18 ‘Revenue’ and IAS 11 ‘Construction contracts’ and related interpretations. The standard is effective for annual periods beginning on or after 1 January 2017 and early adoption is permitted. The Company is assessing the impact of IFRS 15.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Amendments to IFRS 10 and IAS 28 regarding the sale or contribution of assets between an investor and its associate or joint venture; These amendments address an inconsistency between IFRS 10 and IAS 28 in the sale or contribution of assets between an investor and its associate or joint venture. A full gain or loss is recognised when a transaction involves a business. A partial gain or loss is recognised when a transaction involves assets that do not constitute a business, even if those assets are in a subsidiary. These amendments are effective as of January 1, 2016, with earlier adoption permitted.

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Company.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS:

a.     Financial risk factors

The Company’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s result of operations. The Company uses derivative financial instruments in order to partially hedge certain risk exposures, which are not designated as hedge for accounting purposes.

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

The Company invests in Israeli Government debt securities and debt securities of entities that are publicly traded on the Tel Aviv stock exchange that have a minimum rating of A at the date of investment, which comprise most of its investmens and in debt securities that are traded in the US market that have a minimum rating of B at the date of investment. The Company manages the equity price risk through diversification and by placing limits on individual and total equity instruments. Reports on the equity portfolio are submitted to the Company’s senior management on a regular basis.

The table below summarizes the impact on the Company’s post-tax profit for the year and on Comprehensive income of an increase/decrease of 5% in the market price of the investments. The analysis is based on the assumption that all other variables are held constant.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued):

	Year ended December 31
	2012	2013	2014	2012	2013	2014
	NIS in millions
	Impact on post-tax profit			Impact on Comprehensive income

Government bonds	1.4	1.1	0.6	6.5	6.5	5.6
Corporate bonds	0.9	1.7	1.3	3.2	3.9	3.6
Equity securities	2.6	3.7	1.3	4.5	11.0	6.4
	4.9	6.5	3.2	14.2	21.4	15.6

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

Most of the operating units comprising the Company are domiciled and operate in Israel. Some of those units import part of their inventories and raw materials from suppliers with credit linked to the U.S dollar. Those units are exposed to foreign currency risk arising primarily with respect to the U.S. dollar. Some units use forward currency contracts in order to hedge part of the foreign currency risk. In addition, certain of Dor Alon's suppliers provide it with credit and hold related deposits which are linked to the exchange rate of the U.S. dollar.

At December 31, 2014 if the NIS had strengthened / weakened by 5% against the U.S. dollar with all the other variables held constant, the post-tax profit would have been NIS 2.8 million higher / lower (2013 NIS 5.0 million). As at December 31, 2014 Dor Alon had forward contracts for a notional amount of U.S. $58.5 million (2013 U.S. $105.7 million) in order to partially hedge the foreign currency risk. These forward contracts are not accounted for using hedge accounting.

(c)	CPI risk

As at December 31, 2014, the excess of financial liabilities over financial assets linked to the CPI was NIS 2,685 million (2013: NIS 3,049 million). As at December 31, 2014 the Company had forward contracts for a notional amount of NIS 228 million (2013 NIS 430 million) in order to partially hedge the CPI risk. These forward contracts are not accounted for using hedge accounting.

At December 31, 2014 if the CPI had increased/decreased by 1% with all other variables held constant, post-tax profit for the year would have decreased/increased by NIS 19.7 million (2013: NIS 22.9 million, 2012: NIS 22.5 million).

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued):

BSRE has also commitments that are linked to the Israeli Inputs Building Index (hereafter- the Building Index), resulting from engagements with building contractors. Changes in the Building Index affect the costs of construction of investment properties; as of December 31, 2014, BSRE has NIS 381 million under construction agreements including commitments of an associate company (Residence Company) which has engagements with contractors to build the apartments that are linked to the Building Index. The Company mitigates its exposure to this risk, by linking the apartment purchasing agreements to the Building Index.

As to the Company's commitments for future minimum payments under non-cancelable operating leases, most of which are linked to the CPI for the years subsequent to the statement of position dates, see note 34a.

(d)	Cash flow and fair value interest rate risk

Borrowings issued at variable rates expose the Company to cash flow interest rate risk. Borrowings issued at fixed rates expose the Company to fair value interest rate risk. At December 31, 2014 if interest rates on borrowings had been 1% (100 basis points) higher/lower with all other variables held constant, pre-tax profit for the year would have been NIS 17.5 million (2013: NIS 17.1 million, 2012: NIS 17.6 million) lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings.

Most of the fixed interest assets and liabilities of the Company (such as deposits, loans and issued debentures) are not measured at fair value through profit or loss. Therefore, any change in the interest rate as at the reporting date would not have a material effect on the statement of income.

The Company’s investments in debt securities earning fixed rates of interest and short-term deposits expose the Company to fair value interest rate risk. At December 31, 2014 if interest rates had been 5% higher/lower with all the other variables held constant other components of equity would have been NIS 7.2 million (2013: NIS 7.1 million, 2012: NIS 7.1 million) lower/higher mainly as result of the decrease/increase in the fair value of these debt securities classified as available for sale.

(2)	Credit risk

Credit risk is managed separately by each of the Company's operating units. Credit risk arises from cash and cash equivalents, securities, short term deposits with banks as well as credit exposure to retail and wholesale customers.

Cash and cash equivalents, deposits and securities are maintained with major banking institutions in Israel.

The Company's investments include Israeli Government debt securities and debt securities of entities that are publicly traded on the Tel Aviv Stock Exchange and that have a minimum rating – see 1(a) above. According to the Company's investment policy, there are no significant concentrations of credit risk in respect of investments in debt securities.

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

Balances owed to BSRE by the residence company and the mall company amount to NIS 80.9 million and NIS 76.9 million, as of December 31 2014 and 2013, respectively; BSRE expects that profits from the wholesale market project will serve to repay this debt. In addition, the other shareholders of these companies provided guarantee in favor of BSRE in respect of these loans, and therefore the credit risk of these loans is considered by BSRE as low. The residence company (associated company) receives advances from residence customers, and in no case transfers the possession to the customer before full payment is made.

(3)	Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, the Company's operating units maintain flexibility in funding by use of credit facilities.

Deterioration in the Company's debt rating may cause a breach in financial covenants of certain debt instruments and renewal of credit lines and may also affect its ability to raise funds and increase the cost of money; the investing policy of certain financial institutions determines in many cases, a rating threshold for their investments and may affect also the marketability of such debt instruments.

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

The table does not include unutilized long-term credit lines of BSRE amounting NIS 105 million as of December 31, 2014.

Between Dor Alon and the controlling shareholder of Blue Square there is a deposit / borrow agreement under which it can deposit / borrow monies on on-call terms of up to NIS 150 million (see note 36d). A similar agreement exists between Blue Square and BSRE (see note 36e) that may affect Blue Square liquidity.

	December 31, 2014
	Less than 1 Year	Between 1 and 2 Years	Between 2 and 5 Years	Over 5 Years	Total
	NIS in thousands
Credit and loans from banks and others	782,621	-	-	-	782,621
Trade payables	1,195,822	-	-	-	1,195,822
Other payables	433,809	-	-	-	433,809
Bank loans and other	339,324	407,946	646,362	532,116	1,925,748
Debentures and convertible debentures	570,596	478,868	1,185,068	698,546	2,933,078
Other long-term payables	1,060	-	-	28,212	29,272
Total	3,323,232	886,814	1,831,430	1,258,874	7,300,350

	December 31, 2013
	Less than 1 Year	Between 1 and 2 Years	Between 2 and 5 Years	Over 5 Years	Total
	NIS in thousands
Credit and loans from banks and others	849,589	-	-	-	849,589
Trade payables	1,235,627	-	-	-	1,235,627
Other payables	368,444	-	-	-	368,444
Bank loans and other	301,863	388,407	596,971	457,103	1,744,344
Debentures and convertible debentures	738,573	628,672	1,286,079	671,102	3,324,426
Other long-term payables	6,484	-	-	28,469	34,953
Total	3,500,580	1,017,079	1,883,050	1,156,674	7,557,383

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued):

Market risks that result from the changes in oil products prices

Dor Alon maintains fuel and oil inventories for its filling stations, the selling prices of which adjust to the changes in fuel prices in the Mediterranean. Increase/ decrease in fuel prices, increases/ decreases the Company's gross profit in the following period. Dor Alon's managemet evaluates from time to time, the feasibility of entering hedge transactions to protect it from possible decline in fuel prices, taking into account the estimated inventory levels for the next month, the price trend and the cost of hedge. No hedge activity was conducted by the Company in 2014 in respect of fuel price changes.

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

Consistent with others in the industry, the Company monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt to EBITDA. Net debt is calculated as total borrowings (including ‘current and non-current borrowings’ as shown in the consolidated statement of financial position), net of the Company's debt which is related by the Company to real estate that is not in use by the Company, less cash and cash equivalents and other liquid financial assets. This ratio is a non-GAAP figure not determined in IFRS and its definition and calculation may vary from one company to another. The Company considers this ratio to be an important measure for investors, analysts and rating agencies.

The Board of Directors resolved, as from 2012, that the net debt to EBITDA ratio for dividend distribution will not exceed 6. The Board of directors will continue to monitor this ratio and update it, if required, to suit the changes in the Company activities and its working capital requirements. As of December 31, 2014, the Company has no retained earnings available for dividend distribution under the Israeli Company's law.

As to the rating of Blue Square debentures, see note 21(d).

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

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued):

The following tables present the Company’s financial assets and liabilities that are measured at fair value at December 31, 2014 and 2013:

December 31, 2014	Level 1	Level 2	Level 3	Total balance
	NIS in thousands
Assets:
Financial assets at fair value through profit or loss:
Government Bonds	17,388	-	-	17,388
Corporate bonds	35,078	-	-	35,078
Investment in equity securities	11,825	-	-	11,825
Money market fund	13,978	-	-	13,978
Embedded derivatives in rent agreements	-	4,504	-	4,504
Forwards contracts over foreign currency	-	589	-	589
Investment in equity securities – property company	-	-	22,454	22,454
Available-for-sale financial assets:
Government Bonds	134,778	-	-	134,778
Corporate bonds	61,826	-	-	61,826
Money market fund	45,195	-	-	45,195
Investment in equity securities	20,305	-	-	20,305
Investment in equity securities – gas exploration companies	9,906	49,377	-	59,283
Total assets	350,279	54,470	22,454	427,203
Liabilities:
Embedded derivatives:
Conversion component embedded in convertible debentures	-	121	-	121
Forwards contracts over foreign currency	-	-	-	-
Forwards contracts over Israeli CPI	-	1,060	-	1,060
Rent agreements	-	1,931	-	1,931
Total liabilities	-	3,112	-	3,112

December 31, 2013	Level 1	Level 2	Level 3	Total balance
	NIS in thousands
Financial assets at fair value through profit or loss:
Government Bonds	30,541	-	-	30,541
Corporate bonds	45,488	-	-	45,488
Investment in equity securities	14,722	-	-	14,722
Money market fund	63,641	-	-	63,641
Embedded derivatives in rent agreements	-	6,309	-	6,309
Investment in equity securities – property company	-	-	23,754	23,754
Available-for-sale financial assets:
Government Bonds	140,136	-	-	140,136
Corporate bonds	48,352	-	-	48,352
Money market fund	117,967	-	-	117,967
Investment in equity securities	14,178	-	-	14,178
Investment in equity securities – gas exploration companies	9,753	50,506	-	60,259
Total assets	484,788	56,815	23,754	565,347
Liabilities:
Embedded derivatives:
Conversion component embedded in convertible debentures	-	121	-	121
Forwards contracts over foreign currency	-	5,595	-	5,595
Forwards contracts over Israeli CPI	-	889	-	889
Rent agreements	-	2,847	-	2,847
Total liabilities	-	9,452	-	9,452

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

If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Specific valuation techniques used to value financial instruments include:

▪	Quoted market prices or dealer quotes for similar instruments.
▪	The fair value of forward contracts over the Israeli CPI are calculated as the present value of the estimated future cash flows based on observable yield curves.
▪	The fair value of forward foreign exchange contracts is determined using forward exchange rates at the statement of financial position date, with the resulting value discounted back to present value.
▪	For the equity securities which includes an investment in a property company and an investment in gas exploration companies:
a.	The valuation of the property company is presented in level 3 and based on the following:
1.	Current transaction values of nearby residential and commercial properties;
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
3.	The tax rates applicable to the income generated by the investee; and
4.	After deducting the property company's recorded liabilities.
b.	The investment in gas exploration companies is partly listed (presented in level 1above) and is partly unlisted (presented as level 2 above). The value of the unlisted shares, which makes up a small minority share in an entity that is involved in the exploration of gas in Israel is based on the share price of the majority holding of the entity that is listed on the Tel Aviv stock exchange.

During 2014 the Company recorded loss from changes in the fair value of the equity securities in level 3 in the amount of NIS 0.3 million. As of December 31, 2014, the balance of the investment in equity securities amounts to NIS 22.5 million.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued):

d. Financial Instruments by category

	December 31, 2014
	Loans and Receivables	Assets at fair value through the profit or loss	Available for sale	Total
	NIS in thousands
Current:
Cash and cash equivalents	290,102	-	-	290,102
Short term bank deposits	94,307	-	-	94,307
Investment in securities	-	100,723	262,104	362,827
Trade receivables	1,030,367	-	-	1,030,367
Other receivables excluding prepayments and other	396,988	-	-	396,988
Non-Current:
Loans to associates	150,371	-	-	150,371
Investment in equity securities	-	-	59,283	59,283
Other long-term receivables	153,519	-	-	153,519
Non-current derivative financial instruments	-	5,093	-	5,093
Total	2,115,654	105,816	321,387	2,542,857

	December 31, 2014
	Other financial liabilities at amortized cost	Liabilities at fair value through the profit or loss	Total
	NIS in thousands

Credit and loans from banks and others	774,626	-	774,626
Trade payables	1,195,822	-	1,195,822
Other account payables and accrued expenses	557,925	-	557,925
Loans from banks and others	1,697,949	-	1,697,949
Convertible debentures	60,424	-	60,424
Conversion component embedded in convertible debentures	-	121	121
Debentures	2,449,248	-	2,449,248
Derivatives financial instruments	-	2,991	2,991
Other liabilities	13,416	-	13,416
Total	6,749,410	3,112	6,752,522

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

Cash and cash equivalents and short term bank deposits

Most of the Company's Cash and cash equivalents and short term deposit at December 31, 2014 were deposited with major Israeli banks.

Trade receivables

	December 31
	2013	2014
	NIS in thousands
Retail:
Credit cards	354,801	285,676
Insured checks receivables*	32,989	35,452
Wholesale:
Checks receivables	94,927	77,124
Open accounts	630,246	527,112
	1,112,963	925,364

*	The Company is engaged with credit check companies to fully receive payments of checks that have been approved by the credit check company, even if no cover is available at the indicated time of presentation.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued):

Available-for-sale debt securities

As described above, most of the Company's investments are publicly traded on the Tel-Aviv Stock Exchange and are independently rated with a minimum A at the date of investment.

f.	Composition of financial instrument balances:

1.	The currency exposure of the Company's monetary assets and liabilities and equity instruments and their fair values are as follows:

	December 31, 2014
	NIS linked to CPI	NIS unlinked	US Dollar	Other currencies	Other(*)	Total	Fair value
	NIS in thousands
Assets:
Cash and cash equivalents	-	279,828	10,219	55	-	290,102	**
Short term bank deposit	-	26,379	67,928	-	-	94,307	**
Investment in securities	138,776	164,675	16,617	-	42,759	362,827	**
Trade receivables	-	1,006,613	23,754	-	-	1,030,367	**
Other accounts receivables	35,127	353,839	116	-	-	389,082	**
Income taxes receivable	16,020		-	-	-	16,020	**
Loans receivable	28,207	156,854	18,753	-	-	203,814	**
Derivative financial instruments	589	-	4,504	-	-	5,093	**
Investment in equity securities	-	-	-	-	59,283	59,283	**
Other long-term receivables	89,445	-	-	-	-	89,445	**
Total assets	308,164	1,988,188	141,891	55	102,042	2,540,340

Liabilities:
Credit and loans from banks and others	-	774,626	-			774,626	**
Trade payables	-	909,202	286,620	-	-	1,195,822	**
Other accounts payable and accrued expenses	16,553	387,772	4,669	-	-	408,994	**
Customer's deposits	28,212	-	-	-	-	28,212	**
Income tax payables	4,620	-	-	-	-	4,620	**
Provisions	5,370	40,137	-	-	-	45,507	**
Loans	694,891	1,003,058	-	-	-	1,697,949	1,694,727
Debentures	2,171,307	277,941	-	-	-	2,449,248	2,603,041
Convertible debentures	60,424	-	-	-	-	60,424	63,350
Other long-term liabilities	12,226	1,190	-	-	-	13,416	**
Derivative financial instruments	-	-	2,991	-	-	2,991	**
Total liabilities	2,993,603	3,393,926	294,280	-	-	6,681,809

(*) Financial instrument that are not monetary assets

(**) The fair value of these monetary balances is usually identical or close to their carrying value.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued):

2.	Changes in the exchange rates of the US dollar and the Israeli CPI, in the reported periods are as follows:

Year	Exchange rate of the US dollar	Israel known CPI (1)	Israel actual CPI (2)
	%	%	%
2014	12.0	(0.001)	(0.02)
2013	(7.0)	1.9	1.8
2012	(2.3)	1.4	1.6

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

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued):

Referring to goodwill allocated to Houseware CGU, the Company performed a sensitivity analysis for the key assumption used in its annual goodwill impairment test and determined that an increase in the pre-tax discount rate of 1.0% and a 1.0% decrease in the growth rate would result in the estimated recoverable amount of the Houseware CGU falling below its carrying amount by NIS 24 million and NIS 17 million, respectively, beyond an impairment of NIS 21 million included in the Company's 2014 results (2013 – NIS 18 million and NIS 12 million, respectively, beyond an impairment of NIS 4.5 million included in the Company's 2013 results).

Referring to goodwill allocated to the Filling and Commercial Stations CGU, the Company performed a sensitivity analysis for the key assumption used in its annual goodwill impairment test and determined that an increase in the pre-tax discount rate of 0.5% and a 0.5% decrease in the growth rate would result in the estimated recoverable amount of the Filling and Commercial Stations CGU falling below its carrying amount by NIS 53 million and NIS 40 million, respectively.

The recoverable amounts of the other CGU's are substantially higher than their carrying amount.

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

When the rate used for discounting cash flows is different by 0.5% from management estimate the fair value of investment property will be NIS 44 million higher or NIS 39 million lower. When the discount rate is different by 1% from management estimate the fair value of investment property will be NIS 93 million higher or NIS 74 million lower.

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

In addition, the Company recognizes deferred tax assets and tax liabilities based on the difference between the carrying value of such assets and liabilities and their amount for tax purposes. The Company continually assesses the recoverability of deferred tax assets, based on historical taxable income, expected taxable income, the expected timing of the reversals of temporary differences and the application of tax planning strategies, taking into account market expectations, the duration of successive tax losses and their magnitude (see also note 31j). When the Company, as a result of these assessments, reduces deferred tax assets (or increase deferred tax liabilities), the Company's effective tax rate will increase and negatively affect its results.

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

NOTE 5 – SEGMENT INFORMATION:

The Company includes segment information according to IFRS 8. The Company's chief operating decision maker (CODM) through December 31, 2014, Mr. David Wiessman (see also note 37a.), reviewed the Company's internal reports in order to evaluate performance and allocate resources. The Company presents four reportable segments: (1) Fueling and Commercial sites, (2) Supermarkets, (3) Real estate, (4) Houseware and textile (Retail and Wholesale). Segments that do not meet the quantitative thresholds consist of the cellular activity, the company's share in Diners Club Israel (issuance and clearance of credit cards activity), the baby products sector and the operation of the logistic center in Beer Tuvia, and are presented under Other Activities. Virtually all of the Company's activities are located in Israel.

The segments' results, as reviewed by the Chief Operating Decision Maker (CODM) include the operating profit before financial expenses from continuing operations, including the company's share in profits of investments accounted for using the equity method and excluding impairment of goodwill and amortization of "excess costs". In addition, loss provision of NIS 35 million to the investment in Kfar Hasha'ashuim (see note 8) is included in the reconciliation to the financial statements. The segments' results for prior periods were adjusted in order to reflect the segments' results and the adjustment to the results in the consolidated report for those periods from continuing operations.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – SEGMENT INFORMATION (continued):

The Company's operating segments consist of the following:

(1)	Fueling and Commercial sites – Through its subsidiary Dor Alon the Company is engaged in the development, construction and operation of vehicle fueling stations, adjacent commercial centers and independent convenience stores, marketing of fuel products and other products through the filling stations and convenience stores and direct marketing of distillates to customers. The fueling and commercial sites segment is presented according to the published financial statements of Dor Alon. In the reconciliation to the financial statements the Company reclassified the credit card fees and includes the amortization of the excess of cost arising at the time of acquisition. As of December 31, 2014, Dor Alon operated 209 fueling stations and 214 convenience stores in various formats.
(2)	Supermarkets – The Company operates the second largest food retail chain in Israel. Through its subsidiary, Mega Retail Ltd. ("Mega Retail"), which operates supermarket branches, the Company offers a wide range of food and beverage products and “Non-food” items, such as houseware, toys, small electrical appliances, computers and computer accessories, entertainment and leisure products and textile products and “Near-Food” products, such as health and beauty aids, products for infants, cosmetics and hygiene products. As of December 31, 2014, Mega Retail operates 197 supermarkets, including branches which were resolved to cease their operation. This segment also includes properties owned through BSRE, in connection with the supermarket operation of Mega Retail's stores (including warehouses and offices). The results of branches which were resolved to cease their operation are excluded from the segment operating results on a retrospective basis, in line with the information reviewed by the CODM (they are presented in a separate adjustments column to the consolidated results; comparatives were restated accordingly), The allocation of costs attributed to the excluded branches was made on the basis of direct costs and joint expenses that will be saved.
(3)	Houseware and Textile (Retail and Wholesale) – through its subsidiary Na'aman , the Company is engaged as retailer and wholesaler in houseware and textile activities. As of December 31, 2014, Na'aman operated 112 stores, some through franchisees. The presentation of this segment, based solely on houseware and textile activities was effected in the third quarter of 2014. Other activities are included in Others; comparative figures have been reclassified accordingly. In the reconciliation to the financial statements of the Company includes the impairment of goodwill in the amount of NIS 21 million and NIS 4.5 Million for 2014 and 2013, respectively.
(4)	Real Estate – Through its subsidiary BSRE the Company is engaged in generating yield from commercial centers, logistics centers and offices, land for the purpose of capital appreciation and deriving long-term yield as well as in the development of the "Wholesale Market" residency project in Tel-Aviv. (see note 34c)
(5)	Other – The Company is engaged in cellular "MVNO" activities through its subsidiary Alon Cellular Ltd, in the baby products sector, as a retailer and wholesaler, through Dr. Baby Marketing and Distribution 888 Ltd (100% held subsidiary) and the operation of a logistic center in Beer Tuvia through Bee Group Ltd. (100% held subsidirary). The Company is also engaged in issuance and clearance of credit cards and grant of credit through its associate Diners Club Israel Ltd. (the Company's share in Diners profit amounted to NIS 16.7 million, NIS 20.1 million and NIS 19.6 million for the years ended December 31, 2014, 2013 and 2012, respectively). In the reconciliation to the financial statements the Company included the amortization of the excess of cost arising at the time of acquisition (amounted to NIS 8.5 million, NIS 11.2 million and NIS 11.0 million, in 2014, 2013 and 2012, respectively). The activities in the Other segment include activities aimed to customer preservation and loyalty in the rest of the segments.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – SEGMENT INFORMATION (continued):

						Adjustments
	Fueling and commercial sites	Supermarkets	Houseware and Textile	Real estate	Other activities	Branches resolved to cease operations	Other	Total consolidated
	NIS in thousands

Year ended December 31, 2014:
Net segment revenues	4,859,627	5,442,942	280,888	51,158	116,949	309,393	-	11,060,957
Inter segment revenues	48,110	-	19,298	-	4,144		(71,552)	-
Net revenues	4,907,737	5,442,942	300,186	51,158	121,093	309,393	(71,552)	11,060,957
Depreciation and amortization	91,219	146,613	5,949	-	11,361	14,351	9,033	278,526
Segment profit (loss)	140,481	39,266	11,549	102,610	(28,970)	(68,885)	(105,363)	90,688
Unallocated corporate expenses								(34,477)
Financial expenses, net								(211,252)
Loss before taxes on income								(155,041)

Year ended December 31, 2013:
Net segment revenues	5,140,486	5,773,632	273,084	38,369	104,932	555,837	-	11,886,340
Inter segment revenues	39,385	-	27,467	-	2,577	-	(69,429)	-
Net revenues	5,179,871	5,773,632	300,551	38,369	107,509	555,837	(69,429)	11,886,340
Depreciation and amortization	88,142	138,930	5,935	-	10,436	18,675	7,023	269,141
Segment profit (loss)	138,566	99,245	(1,955)	75,015	(31,029)	(55,308)	(46,575)	177,959
Unallocated corporate expenses								(24,024)
Financial expenses, net								(254,016)
Loss before taxes on income								(100,081)

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – SEGMENT INFORMATION (continued):

						Adjustments
	Fueling and commercial sites	Supermarkets	Houseware and Textile	Real estate	Other activities	Branches resolved to cease operations	Other	Total consolidated
	NIS in thousands

Year ended December 31, 2012:
Net segment revenues	5,773,398	5,967,490	261,044	30,569	67,257	585,419	-	12,685,177
Inter segment revenues	41,197	-	29,458	-	-	-	(70,655)	-
Net revenues	5,814,595	5,967,490	290,502	30,569	67,257	585,419	(70,655)	12,685,177
Depreciation and amortization	87,808	165,197	4,627	-	8,910	2,267	9,705	278,514
Segment profit (loss)	149,534	173,015	7,251	99,302	(32,588)	(35,979)	(52,369)	308,166
Unallocated corporate expenses								(24,268)
Financial expenses, net								(241,928)
Income before taxes on income								41,970

The Company does not regularly report any segment assets and liabilities measure to the chief operating decision maker, see also note 2d.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – SUBSIDARIES

i)	Information about principal subsidiaries

Set out below are the Company's principal subsidiaries at December 31, 2014. Unless otherwise stated, the subsidiaries as listed below have share capital consisting solely of ordinary shares, which are held directly by the Company and the proportion of ownership interests held equals to the voting rights held by Company.

Name of Entity	Principal activities	% of Ownership by the group
Dor Alon Energy in Israel (1988) Ltd.	Operation of fueling stations and convenience stores, direct marketing and jet fuel	78.43
Blue Square Real Estate Ltd.	Project development and generating yield	*69.71

* See also iii below.

For information about principal subsidiaries of the Company, see appendix.

The total non-controlling interest as of December 31, 2014 is NIS 477.1 million, of which NIS 211.5 million is for Dor Alon and NIS 248.1 million is attributed to BSRE.

ii)	Summarized financial information on subsidiaries with material non- controlling interests

Set out below are the summarized financial information for each subsidiary that has non- controlling interests that are material to the Company.

Summarized balance sheet:

	Blue Square Real Estate*		Dor Alon
	December 31		December 31
	2013	2014	2013	2014
	NIS in thousands
Current
Assets	753,828	483,371	1,525,946	1,371,305
Liabilities	418,992	316,780	1,391,340	1,266,899
Total current net assets	334,836	166,591	134,606	104,406

Non- current
Assets	3,505,894	3,582,867	1,380,479	1,351,353
Liabilities	2,306,665	2,225,244	999,533	906,643
Total non- current net assets	1,199,229	1,357,623	380,946	444,710
Net assets	1,534,065	1,524,214	515,552	549,116

Non - controlling interest share %	25.2%	30.3%	21.6%	21.6%
Non - controlling interest share	387,198	461,684	111,483	118,741
Adjustments:
Adjustments for consolidation*	(179,856)	(213,622)	2,872	2,949
Fair value adjustments	-	-	95,404	89,847
Adjusted non- controlling interest share	207,342	248,062	209,759	211,537

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – SUBSIDARIES (continued):

*	BSRE's assets include real estate and deferred taxes as presented in their financial statements and for the purpose of the consolidation are annulled in the amount of approximately NIS 1,050 million and NIS 245 million respectively (2013 - NIS 1,050 million and NIS 235 million).

Summarized income statements:

	Blue Square Real Estate				Dor Alon
	Year ended December 31				Year ended December 31
	2012	2013	2014		2012	2013	2014
	NIS in thousands

Revenues	202,720	214,460	224,528		5,814,595	5,179,871	4,907,737
Net income	199,228	148,740	191,447		32,571	46,045	43,718
Other comprehensive income	981	(5,347)	8,315		10,637	9,853	(2,143)
Total comprehensive income	200,209	143,393	199,762		43,208	55,898	41,575
Non- controlling interest share-%	21.8%	25.2%	25.2%	***	21.6%	21.6%	21.6%
Non- controlling interest share	43,606	36,192	50,420		9,343	12,087	8,990
Adjustments:
Adjustments for consolidation*	(10,662)	(16,175)	(4,702)		247	211	-
Fair value adjustments	-	-			678	60	(724)
Adjusted net income attributable to non- controlling interest	32,944	20,017	45,718		10,268	12,358	8,266
Dividends paid to non- controlling interest**	-	20,986	52,906		-	9,737	6,474

*	Annulment of revenues and changes in fair value of investment property due to property in own use.
**	See also (iii) below.
***	Represents NCI share during 2014. As of December 31, 2014 NCI share in BSRE is 30.3%

Summarized cash flows:

	Blue Square Real Estate		Dor Alon
	Year ended December 31,		Year ended December 31,
	2013	2014	2013	2014
	NIS in thousands
Cash flows from operating activities:
Income before taxes on income	204,463	261,322	57,931	51,534
Income tax received (paid), net	(11,501)	(17,312)	(2,566)	236
Adjustments to net cash provided by operating activities	(4,367)	(46,398)	318,869	237,232
Net cash provided by operating activities	188,595	197,612	374,234	289,002
Net cash provided by (used in) investing activities	(97,777)	161,520	(77,986)	(36,268)
Net cash used in financing activities	(70,663)	(525,902)	(282,961)	(248,677)
Increase (decrease) in cash and cash equivalents and bank overdrafts	20,155	(166,770)	13,287	4,057
Translation differences on cash and cash equivalents	(9)	53	-	-
Balance of cash and cash equivalents and bank overdrafts at beginning of year	206,532	226,678	39,510	52,797
Balance of cash and cash equivalents and bank overdrafts at end of year	226,678	59,961	52,797	56,854

The information above is the amount before inter- company eliminations.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - SUBSIDARIES (continued):

iii)	Transaction with non- controlling interest

On May 7, 2013 the Company sold 3.5% of BSRE shares, subsequent to which it held 74.76% ownership in BSRE;

On February 23, 2014, an ordinary purchase offer of BSRE was completed for the purchase of 7.8% of its issued and outstanding share capital for NIS 160 million. The purchase offer was responded by 99.2% of BSRE shareholders including the Company. The Company's share in the purchase offer's consideration was NIS 120 million and the balance of NIS 40 million was paid to non-controlling interests and was included in the statements of cash flows used in financing activities under the line item "dividend paid to non-controlling interests". The holding rate of the Company in BSRE, after the purchase offer, decreased by 0.05%.

During 2014 the Company sold 5% shareholding in BSRE.

The difference between the consideration received and the carrying amount of the interest sold, net of the tax effect, was directly carried to equity, as follows:

	2013	2014
	NIS in thousands
Consideration received from non- controlling interests	48,864	69,695
Carrying amount of group's interest disposed of	20,926	39,952
Gain on disposal recorded within parent's equity	27,938	29,743
Taxes on income	(6,984)	(7,745)
Gain on disposal recorded within parent's equity net of tax	20,954	21,998

During the first quarter of 2015, the Company sold additional 6% of BSRE shares, reducing its holding in BSRE to 63.71%. Net gain on disposal will be recognized in equity. In April 2015, BSRE distributed NIS 30 million as dividend to its shareholders, of which NIS 10.9 million were paid to non-controlling interests.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

The amounts recognized in the consolidated statement of financial position are as follows:

	December 31
	2013	2014
	NIS in thousands
Associates:
Diners	210,294	195,853
Other associates	89,038	94,578
	299,332	290,431

Joint ventures:
City Mall Tel Aviv	211,884	226,049
Other joint ventures	451,551	460,548
	663,435	686,597
	962,767	977,028

The amounts recognized in the consolidated income statements are as follows:

	Year ended December 31
	2013	2014
	NIS in thousands
Associates:
Diners*	8,839	10,518
Other associates	391	1,271
	9,230	11,789

Joint ventures:
City Mall Tel Aviv	10,856	12,716
Other joint ventures	7,125	13,492
	17,981	26,208
	27,211	37,997

* The amounts recognized in the consolidated income statements include the amortization of the excess of cost arising at the time of acquisition.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD (continued):

a.	Investment in associates

As of December 31, 2014 the Company has a material associate, Diners Club Israel Ltd (hereinafter - Diners Israel), which is held directly by the Company and by a subsidiary of the Company, Dor Alon. The Company holds 36.75% of the issued share capital of Diners Israel and Dor Alon holds 12.25% of the issued share capital of Diners Israel.

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

According to the said agreement, the Company jointly purchased from CAL 49% of the issued share capital of Diners. Both parties had the ability to cancel the agreement in certain circumstances. The Company was entitled to receive income arising from the activity of the loyalty program and to participate in the profit from activities of Diners (which is not part of the loyalty program) upon meeting some milestones as specified in the original agreement.

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

On September 23, 2014, the parties agreed to the following amendments to the agreement:

i)	The loyalty programme club term was extended to July 15, 2019.
ii)	CAL will have a call option to buy the Company's share, when, upon renewal of the club agreement, if the Company opt not to do so, or when the agreement is cancelled as a result of a breach caused by the Company; the Company will not be able to exercise its put option, in any of these circumstances.
iii)	The cost for exercising either CAL's call option, or the Company's put option, will be based on the fair value of Diners at that time, as determined by an agreed upon evaluator ;
iv)	The distribution of dividends will continue to follow the original agreement. Consequently, until the repayment of certain earnings amounting to approximately NIS 75 million (prior earnings that did not arise from the "YOU" club activities), CAL will receive 75.5% and the Company will receive 24.5% of any such distribution. As at December 31, 2014, the balance of such earnings is approximately NIS 25 million.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD (continued):

Allocation of the excess of cost of acquisition over the share in net book value of equity acquired of Diners Israel, was determined as follows : NIS 71 million to customer relationships and contractual arrangements which is amortized over 4.5 to 6.5 years and NIS 104 million to goodwill which is not amortized (see also note 2c).

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

Summarized financial information of Diners Club Israel Ltd.

Financial position statement data (100%):

	December 31
	2013	2014
	NIS in thousands
Assets
Current assets	*798,000	1,044,000
Non - current assets	33,000	14,000
Total assets	831,000	1,058,000

Liabilities
Current liabilities	*558,000	748,000
Non- current liabilities	32,000	135,000
Total liabilities	590,000	883,000
Net assets	241,000	175,000

*Reclassified.

Summarized statement of income (100%):

	For the year ended
	December 31
	2013	2014
	NIS in thousands

Revenues	135,000	136,000
Operating profit	62,000	55,000
Income before taxes on income	62,000	55,000
Taxes on income	21,000	21,000
Net income from continuing operation	41,000	34,000
Other comprehensive income	-	-
Total comprehensive income	41,000	34,000

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD (continued):

Reconciliation of summarized financial information:

Reconciliation of the summarized financial information presented to the carrying amount of the Company's interest in Diners Club Israel Ltd.

	Year ended December 31
	2013	2014
	NIS in thousands

Net assets at the beginning of the year:	200,000	241,000
Profit for the year	41,000	34,000
Dividend		(100,000)
Closing net assets:	241,000	175,000
Interest in associate-%	49%	49%
Interest in associate	118,090	85,750
Fair value adjustments	(12,013)	5,886
Goodwill	104,217	104,217
Carrying value	210,294	195,853

b.	Investment in joint ventures

The Company holds 50% of City Mall Tel Aviv, a principal joint venture, through its subsidiary BSRE. The shares of City Mall Tel Aviv are unlisted and there is no quoted market price available for its shares.

In addition BSRE has immaterial joint ventures which operate real estate for internal use and third party use and Dor Alon has certain immaterial joint ventures which operate fuel stations and commercial centers (see appendix to the financial statements).

City Mall Tel Aviv Ltd.

City Mall Tel Aviv Ltd. (the Mall Company) was established as a jointly controlled entity by BSRE and Gindi Group under the construction project of the wholesale market complex and according to a Memorandum of Understandings dated April 15, 2010 (the MOU) that regulates the relations between BSRE and Gindi group in all that concerns the wholesale market in Tel Aviv (see note 34c).

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

The main commercial areas under construction approximate 33,000 square meter, of which approximately 60% are leased under signed agreements or memorandum of understanding (as of December 31, 2014).

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD (continued):

As of December 31 , 2014, due to a breach in covenants, the Mall Company has classified its bank loans as current; subsequent to which an amendment to the agreement was signed and the parties have agreed in principle to the expansion of the project financing – see also note 34c(2).

c.	Summarized financial information of City Mall Tel Aviv

Financial position statement data (100%):

	December 31
	2013	2014
	NIS in thousands
Assets:
Current assets	5,511	42,682
Non-current assets	869,886	1,101,830
	875,397	1,144,512
Liabilities:
Current liabilities	16,543	573,739
Non-current liabilities	691,168	374,428
	707,711	948,167
Net Assets	167,686	196,345

Summarized statement of income (100%):

	Year ended December 31
	2013	2014
	NIS in thousands

Revenues-increase in fair value of investment property, net	34,668	36,712
Other income	-	928
Taxes on income	7,709	9,200
Net income	21,713	25,431
Other comprehensive income	-	-
Total comprehensive income	21,713	25,431
Dividends received from associate	-	-

Reconciliation of summarized financial information:

Reconciliation of the summarized financial information presented to the carrying amount of the Company's interest in City Mall Tel Aviv

	Year ended December 31
	2013	2014
	NIS in thousands

Net assets	167,686	196,345
Interest in joint venture-%	50%	50%
Interest in joint venture	83,843	98,173
Loans granted by BSRE	128,041	127,876
Carrying value	211,884	226,049

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – DISPOSAL GROUP CLASSIFIED AS HELD FOR SALE

Kfar Hasha'ashuim Marketing Ltd. ("Kfar")

In December 2012, the Company resolved to realize its investment in Kfar which operated the leisure and toy activity of the Company under the Other segment, and as of December 31, 2013, operated 83 stores, mostly through franchisees. As a result , Kfar was classified as a disposal group held for sale and as a discontinued operation.

In February 2014, BEE Group completed the sale of 65% of its holdings in Kfar for NIS 13 million. This consideration is payable over a period of up to 5 years; it is linked to the CPI and bears interest of 3%. BEE Group granted the acquirer (the CEO of Kfar) an option to purchase its remaining holdings in Kfar for NIS 7 million, within two years from closing the transaction (the Call option) and the acquirer granted Bee Group an option to sell him the remaining investment for the same amount at the end of the two years, for a period of six months. According to the agreement, if Kfar will be held in the future by a public entity, the Call Option can be settled in shares of that entity, instead of cash. In addition, the remaining consideration which has not yet been paid to BEE Group can also be paid in shares of such public entity, provided that the total holdings of Bee Group in the said public entity will not exceed 20%. In February 2015, an amended agreement was signed which includes, among others, a mechanism for adjusting the consideration to be received such that the final consideration may be decreased by an additional NIS 6 million.

The Company also provided a guarantee of up to NIS 46 million in respect of credit lines of Kfar. The acquirer committed to provide an amount which exceeds the debt withdrawn from the bank by NIS 5 million as collateral for the credit liens. In addition, the acquirer committed to decrease the amount of debt to the bank every year. The acquire did not fulfill these obligations. In March 2015, the bank has requested that the Company exercise part of the above guarantee. Consequently, a provision of NIS 35 million was made by the Company as of December 31, 2014 in respect of the balance of the above receivable, the investment in Kfar and the above guarantee.

The results of Kfar for the years ended December 31, are as follows:

	2012	2013	**2014
	NIS in thousands
Revenues	115,214	114,837	22,155
Expenses	91,906	93,008	18,826
Gross profit	23,308	21,829	3,329
Selling, general and administrative expenses	(35,956)	(32,205)	(5,421)
Other losses	-	*(16,471)	-
Finance expenses	(4,820)	(3,147)	(973)
Loss before taxes from discontinued operations	(17,468)	(29,994)	(3,065)
Tax benefit (taxes on income)	(5,000)	-	-
Loss from discontinued operations	(22,468)	(29,994)	(3,065)

*	During 2013 the Company impaired goodwill in the amount of NIS 14.1 million in accordance with the fair value less cost to sell.

**For the period until the consummation of the transaction;

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – DISPOSAL GROUP CLASSIFIED AS HELD FOR SALE (continued):

The major classes of assets and liabilities of Kfar classified as held for sale as at December 31, 2013 are, as follows:

December 31
2013
NIS in thousands
Assets
Cash and cash equivalents	1,017
Trade receivables	58,119
Other current assets	9,505
Inventories	23,330
Intangible assets, net	7,195
Assets of disposal group classified as held for sale	99,166

Liabilities
Credit and loans from banks and others	46,210
Trade payables	35,787
Other current liabilities	3,559
Liabilities of disposal group classified as held for sale	85,556

Net assets directly associated with disposal group	13,610

The net cash flows incurred by Kfar, are as follows:

	Year ended December 31,
	2012	2013
	NIS in thousands
Operating	(7,666)	(3,824)
Investing	567	1,298
Financing	7,764	1,715
Net cash flow (outflow)	665	(811)

Cash flows used in the sale of Kfar in 2014:

NIS in thousands
Investment accounted for using the equity method	(7,000)
Other long-term receivables	(9,000)
Assets of disposal group classified as held for sale	93,680
Liabilities of disposal group classified as held for sale	(79,769)

Cash flows used in sale of Kfar	(2,089)

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – CASH, CASH EQUIVALENTS AND DEPOSITS:

a.	Cash and cash equivalents

	December 31
	2013	2014
	NIS in thousands
Cash at bank and on hand	42,245	54,681
Bank deposits with original maturities of three months or less	280,334	235,421
	322,579	290,102

Cash, cash equivalents and bank overdrafts include the following for the purposes of the statement of cash flows:

	December 31
	2013	2014
	NIS in thousands
Cash and cash equivalents	322,579	290,102
Cash at banks attributable to discontinued operations	1,017	-
	323,596	290,102
Bank overdrafts, see note 21	(12,605)	(5,490)
	310,991	284,612

b.	Short-term deposits

	December 31
	2013	2014
	NIS in thousands
Deposits at suppliers (1)	68,737	71,872
Short term deposits relating to debentures (2)	19,292	19,299
Bank deposits (3)	5,774	3,136
	93,803	94,307

(1)	Linked to the U.S. Dollar, bearing interest of LIBOR plus 2%. Deposits used as a security for suppliers.
(2)	Deposit used as security for debentures – see also note 21.
(3)	Bearing interest of 0.2%.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – INVESTMENT IN SECURITIES

a.	Comprised as follows:

	December 31
	2013	2014
	NIS in thousands

Available for sale financial assets – current	320,633	262,104
Financial assets at fair value through profit or loss-current	178,146	100,723
Available for sale financial assets – non-current	60,259	59,283
	559,038	422,110

b.	Composition per type of security:

	December 31
	2013	2014
	NIS in thousands

Debt securities	445,717	307,946
Equity securities	113,321	114,164
	559,038	422,110

c.	Available for sale financial assets

	2012	2013	2014
	NIS in thousands

At January 1	230,642	283,352	380,892
Purchases	178,149	207,526	164,286
Proceeds	(147,937)	(130,305)	(223,748)
Transfers to or from other comprehensive income	19,632	16,682	(3,295)
Attributed to statements of income	2,866	3,637	3,252
At December 31	283,352	380,892	321,387

In 2012, 2013 and 2014 the Company recycled profits from equity into the income statements in the amount of NIS 2,906 thousand, NIS 3,298 thousands and NIS 6,510 thousands, respectively.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – INVESTMENT IN SECURITIES (continued):

d.	Financial assets at fair value through profit or loss

	December 31
	2013	2014
	NIS in thousands

Debt securities	76,029	66,444
Investment in equity securities	102,117	34,279
Total	178,146	100,723

NOTE 11 – DERIVATIVE FINANCIAL INSTRUMENTS:

		December 31
		2013		2014
Derivative financial	Statement of financial position	NIS in thousands
Instruments	Item	Assets	Liabilities	Assets	Liabilities
Forward contracts over the
Israeli CPI (a)	Derivative financial instruments	-	889	589	-
Foreign exchange contracts (b)	Derivative financial instruments	-	5,595	-	1,060
Embedded derivatives:
Rent agreements	Derivative financial instruments	6,309	2,847	4,504	1,931
Conversion component
embedded in the convertible
debentures (see note 21)	Convertible debentures	-	121	-	121
Total		6,309	9,452	5,093	3,112

(a)	The notional principal amounts of the outstanding forward contracts over the Israeli CPI at December 31, 2014 were approximately NIS 228 million.

(b)	The notional amount of open forward foreign exchange contracts (up to 3 months, mostly 2 months) as of December 31, 2013 and 2014 are $105.7 million and $58.5 million respectively.

NOTE 12 – TRADE RECEIVABLES:

	December 31
	2013	2014
	NIS in thousands
Trade receivables	1,260,205	1,074,674
Less: provision for impairment of trade receivables	(38,273)	(44,307)
	1,221,932	1,030,367

As of December 31, 2014, trade receivables of NIS 24,912 thousands (2013: NIS 29,269 thousands) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. Approximately 79% of these past-due receivables are overdue for up to 3 months.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – TRADE RECEIVABLES (continued):

As of December 31, 2014, trade receivables of NIS 124,399 thousands (2013: NIS 117,973 thousands) were impaired and provided for. The amount of the provision was NIS 44,307 thousands as of December 31, 2014 (2013: NIS 38,273 thousands). It was assessed that a portion of the receivables is expected to be recovered. The ageing of these receivables is over 12 months.

Movements in the Company's provisions for impairment of trade receivables are as follows:

	December 31
	2013	2014
	NIS in thousands
At January 1	52,367	38,273
Provisions made during the period	1,741	9,894
Unused amounts reversed	(5,792)	(6)
Receivable written off during the year as uncollectible	(10,043)	(3,854)
At December 31	38,273	44,307

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

The fair value of trade receivables is usually identical or close to their carrying value.

NOTE 13 – OTHER RECEIVABLES:

	December 31
	2013	2014
	NIS in thousands
Prepayments	20,006	21,055
Related parties , see note 36	140,593	191,707
Government authorities	6,511	4,391
Advances to suppliers and others	11,447	12,665
Current maturities of loans receivable	15,798	10,918
Receivables in respect of gift certificates	14,515	25,785
Receivables in respect of sale of property and equipment	-	106,957
Other	77,791	57,229
	286,661	430,707

The fair value of other receivables is usually identical or close to their carrying value.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – INVENTORIES:

a)	Inventories presented in current assets:

	December 31
	2013	2014
	NIS in thousands
Fuel and oil products	93,084	79,919
Consumer (including non-food) products	508,929	431,742
	602,013	511,661

b)	Real estate inventories (presented as non-current assets)

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

Based on the new zoning, BSRE filed with the redistrict committee a detailed plan that includes the construction of three residential complexes at a scope of 3,000 residential units public premises on the real estate and development plans (the detailed plan). the county approved 2,700 residential units as Urban Village zoning. In the process of changing the land designation from "Heavy Industrial" to "Urban Center", on April 10, 2014, the State of Washington Supreme Court upheld that BSRE has a vested right to the development of the land under the designation of "Urban Center", which shall include the construction of 3,000 housing units, public areas and development programs. As of the date of this report, the Company is unable to estimate the exact duration of time it will take to receive the approval of the competent authorities for exercising the construction rights under the plan which determined the designation of land as an “Urban Center”.

Through December 31, 2014, BSRE invested U.S. $7.4 million (NIS 28.8 million) in the development of property rights and capitalized borrowing costs of U.S. $5.5 million (NIS 21.9 Million) (in 2013: U.S. $6.4 million and U.S. $4.9 million, respectively).

The property serves primarily as a plant for storage and distribution of fuel and oils by the related party, and is rented to the related party for a period of up to 10 years. According to the development agreement, all demolition and contamination cleanups required for the land will be the responsibility of the related party and on its account; the related party will also compensate BSRE for any damages incurred in connection with such activities. In case BSRE was to sell the land the related party will entitled to some of the consideration net of costs as defined in the agreement.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – PROPERTY AND EQUIPMENT:

a.	Composition of assets and accumulated depreciation, grouped by major classifications, and changes therein are as follows:

	Land, buildings and leasehold improvements (see d. below)	Fueling station equipment	Motor vehicles	Furniture, equipment and installations	Total
	NIS in thousands
Cost:
Balance at January 1, 2014	2,847,920	306,983	23,098	1,435,422	4,613,423
Additions	102,831	35,975	4,585	79,130	222,521
Disposals	(186,402)	(5)	(2,329)	(130,216)	(318,952)
Transfer to investment property	(121,463)	-	-	-	(121,463)
Balance at December 31, 2014	2,642,886	342,953	25,354	1,384,336	4,395,529
Accumulated depreciation:
Balance at January 1, 2014	898,977	74,233	15,817	1,071,241	2,060,268
Additions	113,454	31,428	2,686	84,483	232,051
Disposals	(95,176)	-	(2,295)	(105,223)	(202,694)
Transfer to investment property	(30,888)	-	-	-	(30,888)
Balance at December 31, 2014	886,367	105,661	16,208	1,050,501	2,058,737
Impairment of property and equipment	(14,756)	-	-	-	(14,756)
Net book value at December 31, 2014	1,741,763	237,292	9,146	333,835	2,322,036

	Land, buildings and leasehold improvements (see d. below)	Fueling stations equipment	Motor vehicles	Furniture, equipment and installations	Total
	NIS in thousands
Cost:
Balance at January 1, 2013	2,820,928	270,152	23,874	1,432,692	4,547,646
Additions	65,541	36,831	1,670	35,834	139,876
Disposals	(17,969)	-	(2,446)	(33,104)	(53,519)
Transfer to investment property	(20,580)	-	-	-	(20,580)
Balance at December 31, 2013	2,847,920	306,983	23,098	1,435,422	4,613,423
Accumulated depreciation:
Balance at January 1, 2013	830,051	46,335	14,180	983,663	1,874,229
Additions	81,180	27,898	3,482	111,269	223,829
Disposals	(11,689)	-	(1,845)	(23,691)	(37,225)
Transfer to investment property	(565)	-	-	-	(565)
Balance at December 31, 2013	898,977	74,233	15,817	1,071,241	2,060,268
Impairment of property and equipment	(18,071)	-	-	-	(18,071)
Net book value at December 31, 2013	1,930,872	232,750	7,281	364,181	2,535,084

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – PROPERTY AND EQUIPMENT (continued):

b.	As to liens placed on assets, see note 35.
c.	Additions during the period – Property and equipment include property under construction and capitalization of labor and finance expenses in an amount of NIS 1.5 million.
d.	Capitalized lease payments amount to NIS 181 million at December 31, 2014 (NIS 241 million at December 31, 2013), and are in respect of long-term land leases from the Israeli Land administration. Most of these leases are for periods of over 25 years, with extension period of 49 years.

NOTE 16 – INVESTMENT PROPERTY:

The changes in the carrying value of investment property for the years ended December 31, 2014 and 2013 respectively, are as follows:

	2013	2014
	NIS in thousands
At January 1	539,466	770,490
Transfer from property and equipment (b)	20,015	90,575
Transfer from assets held for sale (c)	45,600	-
Additions (d)	123,717	48,174
Disposals		(8,750)
Changes in fair value of investment property, net:
Charged to increase in fair value of investment property, net in the income statements (e)	42,122	50,258
Changes in fair value of investment property transfer from property and equipment:
Charged to other losses (b)	(2,262)	-
Carried to OCI	1,832	31,872
At December 31	770,490	982,619

a)	All the Company's investment properties are located in Israel.

b)	In 2014, six assets were transferred from property and equipment. Decrease in fair value of investment property, which transferred from property and equipment, is recognized in the income statements and increase in fair value of such assets is recognized in OCI.

c)	In the last quarter of 2013, after the purchasers did not complete the payments according to the date set forth in the sale agreement, the sale of the asset was canceled and the property was classified to investment property.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – INVESTMENT PROPERTY (continued):

d)	The additions in 2014, totaling NIS 48.2 million, include an amount of approximately NIS 40 million in respect of the Comverse transaction, the building was completed and the building was transferred to its lessee in December 2014.The additions in 2013, totaling NIS 123.7 million, include an amount of approximately NIS 69 million in respect of expansion of the Hadar mall and an amount of NIS 41 million in respect of Comverse.

e)	The change in fair value in 2014 is in respect of the completion of projects, additional rights received on land (amounting to NIS 33 million) and the reduction of discount rate at 0.25% in some of the commercial properties.

f)	The changes in fair value in 2013 are due mainly to projects under construction (approximately NIS 25 million), and the reduction of discount rate at 0.25% in some of the commercial properties.

g)	For details regarding liens and guarantees see note 35.

h)	Association in Israel – The discount rate is based on the current prices in an active market for similar property, locations and conditions, and based on the discounted cash flows that are expected to arise from the assets. In most assets the discount rate was reduces by 0.25% compared to previous years. The ranges of discount rates used by the appraiser are mainly 7. 5% - 8.25% per annum.

i)	Rental revenue that has been recognized in the statements of income within revenues:

	Year ended December 31
	2013	2014
	NIS in thousands
Rental income	39,041	51,158

j)	Break down of investment property at December 31, 2014 and 2013, by lease rights and ownership of land:

	December 31,
	2013	2014
	NIS in thousands
Under ownership	368,549	490,681
Finance lease from the Israel Lands Administration	401,941	491,938
Total	770,490	982,619

k)	Capitalized borrowing costs:

The amount of borrowing costs capitalized during the years ended December 31, 2014 and 2013 was NIS 8.5 million and NIS 5.2 million, respectively. The rate used to determine the amount of borrowing costs eligible for capitalization was 4.3% in 2014 and 4.8% in 2013 (linked to the Israeli CPI).

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – INVESTMENT PROPERTY (continued):

l)	Fair value of investment property

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

The market value of the rental data includes a wide range in all of the regions and uses and derives, among others, from the variance of the nature of the leased property with respect to the age and the finish level of the various properties. For details on the capitalization rates, see h, as above.

The fair value estimate will increase if:

1.	The market value of the rental payments will increase.
2.	Cash flow capitalization rate will decrease.

The key data that are not observable in the market refer to the following factors:

The return rate of investment property, is based on professional publications in the relevant markets and comparison with similar transactions and the market value of rental payments (market rent) is based or professional publications in the relevant markets and comparison with similar transactions.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – INTANGIBLE ASSETS:

The composition of intangible assets and the accumulated amortization thereon, grouped by major classifications, and changes therein in 2014 and 2013, are as follows:

			Brand
			name and		Evacuation
			trade	Customer	Fees and
	Goodwill	Software	marks	relationships	Other	Total
	NIS in thousands
At January 1, 2013
Cost	802,357	196,263	143,820	138,609	221,641	1,502,690
Accumulated amortization and impairment	-	(135,355)	(16,980)	(44,268)	(49,476)	(246,079)
Net carrying amount	802,357	60,908	126,840	94,341	172,165	1,256,611

Year ended December 31, 2013:
Opening net carrying amount	802,357	60,908	126,840	94,341	172,165	1,256,611
Additions	-	9,503	158	-	2,759	12,420
Amortization charge	-	(23,868)	(4,781)	(14,117)	(18,040)	(60,806)
Impairment	(4,500)	-	-	-	-	(4,500)
Net carrying amount	797,857	46,543	122,217	80,224	156,884	1,203,725

At December 31, 2013:
Cost	797,857	205,766	143,785	138,609	224,400	1,510,417
Accumulated amortization and impairment	-	(159,223)	(21,568)	(58,385)	(67,516)	(306,692)
Net carrying amount	797,857	46,543	122,217	80,224	156,884	1,203,725

Year ended December 31, 2014:
Opening net carrying amount	797,857	46,543	122,217	80,224	156,884	1,203,725
Additions	-	23,746	157	-	2,287	26,190
Amortization charge	-	(24,336)	(5,440)	(14,116)	(23,680)	(67,572)
Impairment	(22,000)	-	-	-	-	(22,000)
Net carrying amount	775,857	45,953	116,934	66,108	135,491	1,140,343

At December 31, 2014:
Cost	775,857	229,512	143,942	138,609	226,687	1,514,607
Accumulated amortization and impairment	-	(183,559)	(27,008)	(72,501)	(91,196)	(374,264)
Net carrying amount	775,857	45,953	116,934	66,108	135,491	1,140,343

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – INTANGIBLE ASSETS (continued):

a.	Amortization is included in the income statements within Selling, general and administrative expenses. Impairment losses are presented in other gains or losses.

b.	Impairment tests for goodwill and indefinite live assets

Goodwill is allocated to six identified groups of cash-generating units (CGUs).

The components of goodwill and indefinite life intangible assets are as follows:

	December 31
	2013	2014
	NIS in thousands
Supermarkets	159,113	158,113
Houseware retail and wholesale*	106,679	85,679

Fueling and Commercial sites:
Goodwill – filling and commercial stations	500,065	500,065
Goodwill – direct marketing	18,000	18,000
Goodwill – jet fuel	14,000	14,000
Indefinite life – brand name	86,033	86,033
	883,890	861,890

* Goodwill as of December 31, 2014 includes an impairment of NIS 21 million (December 31, 2013 - NIS 4.5 million) in the Houseware component. The recoverable amount of Housware CGU amounts to NIS 228 million.

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use pre-tax cash flow projections based on financial budgets approved by management and management estimation covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates stated below.

The key assumptions used for value in-use calculations are as follows:

Segment	Supermarkets	Houseware retail and wholesale
CGU	Supermarkets	Houseware
	%
December 31, 2014:
Expected gross margin	26.5	55.0
Growth rate (1)	0.0	1.3
Discount rate (2)	10.1	13.1

December 31, 2013:
Expected gross margin	26.9	56.0
Growth rate (1)	0	1.3
Discount rate (2)	10.3	14.8

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – INTANGIBLE ASSETS (continued):

Segment	Fueling and commercial sites
CGU	Filling and convenience sites	Direct marketing	Jet fuel
	%
December 31, 2014:
Expected operating profit	3	4	1
Growth rate (1)	1.9	2.0	1.0
Discount rate (2)	9.6	10.1	17.5

December 31, 2013:
Expected operating profit	3	4	1
Growth rate (1)	2	2.7	2
Discount rate (2)	9.5	9.8	17.2

(1)	Weighted average growth rate used to extrapolate cash flows beyond the budget management estimations covering a five-year period.
(2)	Pre-tax discount rate applied to cash flow projections.

These assumptions have been used for the analysis of each CGU.

NOTE 18 – LOANS RECEIVABLE

	December 31
	2013	2014
	NIS in thousands
Loan to jointly controlled companies (1)	42,423	44,609
Loan to associate	34,457	36,320
Loans to others (2) (3)	105,844	65,159
	182,724	146,088
Less current maturities	15,798	10,917
	166,926	135,171

(1)	Loans bearing interest of 5.26% and linked to the Israeli CPI and the repayment date has not yet been determined. These Loans were granted in connection with the purchase of the leasehold rights in the real estate of the wholesale market project. The repayment of half of these loans is secured by a guarantee of the Gindi Group (see also note 7), in the event that it is not repaid by April 15, 2018.

(2)	Mainly owners of fueling stations to which the Company supplies fuel. As at December 31, 2014 and 2013 the amount includes a single debtor balance of NIS 15.0 million and 15.1 million respectively.

(3)	In September 2014 the loan to related party in amount of NIS 53.7 million was fully repaid.

The fair value of loans receivables is usually identical or close to their carrying value.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 – LOANS RECEIVABLE (continued):

The long term loans are receivable in the years subsequent to the statement of financial position date as follows:

	December 31
	2013	2014
	NIS in thousands
Second year	44,259	7,478
Third year	4,686	7,025
Fourth year	4,109	4,869
Fifth year	3,852	5,225
Sixth year and afterwards	13,018	14,699
Without stated maturity date	97,002	95,875
	166,926	135,171

NOTE 19 – OTHER LONG TERM RECEIVABLES

	December 31
	2013	2014
	NIS in thousands
Conditional grants to owners of fuel stations (1)	17,013	14,975
Prepaid rent (2)	11,279	13,879
Others	4,320	23,886
	32,612	52,740

(1)	Includes mainly conditional grants the Company paid to the owners of land in connection with the construction of filling stations. The amounts will become grants after the end of the commitment period or during the period if the filling station owners meet their undertakings to operate the stations during the agreement period.

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

(2)	The prepaid rent in respect of the fueling and commercial sites is amortized over the term of the lease. As of December 31, 2014 the remaining term of the leases is between 2 and 12 years.

NOTE 20 – OTHER ACCOUNT PAYABLES AND ACCRUED EXPENSES:

	December 31
	2013	2014
	NIS in thousands
Payroll and related expenses and other employee benefits	153,227	161,616
Government authorities	152,743	164,902
Liability in respect of gift certificates	175,265	214,302
Accrued expenses	108,992	100,147
Other	47,031	82,307
Total	637,258	723,274

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 – LOANS FROM BANKS AND OTHERS, DEBENTURES AND CONVERTIBLE DEBENTURES

Composition

	December 31
	2013	2014
	NIS in thousands

Loans from banks and others (1)	2,354,472	2,472,575
Debentures (2)	2,788,867	2,449,248
Convertible debentures (2)	91,201	60,424
	5,234,540	4,982,247

  (1) Loans from banks and others:

	December 31
	2013	2014
	NIS in thousands
Current liabilities:
Bank overdrafts (note 9)	12,605	5,490
Loans from banks and others	696,804	657,939
Commercial paper *	120,403	111,197
Current maturities of non-current loans	251,089	283,342
	1,080,901	1,057,968
Non-current liabilities:
Loans from banks and others	1,273,571	1,414,607
	2,354,472	2,472,575

*	On August 23, 2012 the Company issued commercial paper to institutional investors in an amount of NIS 80 million for a period of five years. The commercial paper bears a variable annual interest and is repayable every three months at the demand of the holders. On June 17, 2013 the Company issued commercial paper to institutional investors in an amount of NIS 45 million for a period of five years. The commercial paper bears a variable annual interest and is repayable every three months at the demand of the holders. Until December 31, 2014 the Company redeemed approximately NIS 5 million. Amounts presented as of December 31, 2014 are net of commercial papers held by group companies in the amount of NIS 9.1 million.

Regarding financing agreements and term with banks and others, see note 34.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 – LOANS FROM BANKS AND OTHERS, DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

Composition and details of liabilities based on interest rates and linkage terms

	December 31
	Weighted average interest rate (a)	2013	2014
	%	NIS in thousands

NIS - linked to the Israeli CPI and bears a fixed annual interest rate	3.59	607,586	694,892
NIS - linked to the Israeli CPI and bears a variable annual interest rate	4.8	197,513	-
NIS - Unlinked and bearing a fixed annual interest rate	7.75	38,054	28,483
NIS - Unlinked and bearing a variable annual interest rate	3.14	1,511,319	1,749,200
		2,354,472	2,472,575

(a)	Weighted average interest rate, as of December 31, 2014 See also d below.
(b)	During 2014, the Company utilized a repayment option of a CPI linked loan amounting NIS 191 million which was replaced with a new loan of NIS 200 million with a variable interest rate for ten years.
(c)	The long-term loans net of current maturities are repayable in the years subsequent to the statement of financial position date as follows.

	December 31
	2013	2014
	NIS in thousands
Second year	343,638	359,018
Third year	198,595	271,356
Fourth year	220,325	174,633
Fifth year and afterwards	511,013	609,600
	1,273,571	1,414,607

(c) The carrying amounts and fair value of the non-current loans are as follows:

	December 31
	2013	2014	2013	2014
	NIS in thousands
	Carrying amount		Fair value (*)

Bank and other loans	1,524,660	1,697,949	1,528,587	1,694,727

(*) The fair values of long-term loans are based on cash flows discounted using a rate based on the capitalization rate of 2.8% (2013: 2.9%).

The carrying amounts of short-term loans approximate their fair value.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 – LOANS FROM BANKS AND OTHERS, DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

(d)   Loan financial covenants

Blue Square has a loan with total of approximately NIS 142 million as at December 31, 2014, regarding which Blue Square has undertaken to meet certain financial covenants. As of December 31, 2014, Blue Square met the above mentioned covenants.

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

On March 10, 2015, Midroog ratified the A3 rating with negative outlook of series C bonds and lowered to P2 the rating of the Company's commercial papers.

As of April 1, 2015, Blue Square rating was reduced to Baa1 with Credit Review, by the rating agency Midroog.

BSRE has a loan with a total balance of NIS 197.3 million, whereby BSRE has undertaken to meet certain financial covenants. As of December 31, 2014, BSRE met the above mentioned covenants.

BSRE has a loan with total of approximately NIS 120 million as at December 31, 2014, with a group of institutional companies to finance the building of the addition to the Hadar Mall regarding which BSRE has undertaken to meet certain financial covenants. As of December 31, 2014, BSRE met the above mentioned covenants.

Dor Alon's subsidiaries have loans with a total balance of NIS 82.5 million as at December 31, 2014 for which they have undertaken to meet certain covenants. As at December 31, 2014 Dor Alon's subsidiaries met the covenants.

Bee Group has short and long term loans with a total of NIS 115.5 million as of December 31, 2014, pursuant to which Bee Group has undertaken to meet certain financial covenants. As at December 31, 2014 Bee Group met the covenants for loans in the amount of NIS 78 million and received a waiver for the remaining amount. These financial covenants include a limitation on the distribution of dividends to Blue Square.

The financial covenants in the subsidiaries' loan agreements do not restrict the subsidiaries from transferring funds to Blue Square in the form of cash dividends, loans or advances, except for Bee Group, which is restricted from transferring funds to the Company in the form of dividends, and BSRE that is restricted from transferring funds in the form of dividends, when its equity falls below NIS 800 million, following such distribution. As of December 31, 2014, Bee Group did not have any earnings to distribute as a dividend. As of December 31, 2014, BSRE equity exceeded the above threshold by more than NIS 700 million.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 – LOANS FROM BANKS AND OTHERS, DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

(2) Debentures and convertible debentures

		Weighted Average
		interest rates at	December 31
		December 31, 2014	2013	2014
Debentures	Ref		NIS in thousands
Blue Square:
Alon Blue Square (Series A)	d(1)(a)	5.90%	82,386	-
Alon Blue Square marketable debentures (Series C)	d(1)(b)	2.50%	240,065	360,983
			322,451	360,983
Blue Square Real Estate:
Marketable debentures-Blue
Square Real Estate (Series B)	d(2)(b)	4.70%	686,038	301,807
Marketable debentures-Blue
Square Real Estate (Series C)	d(2)(c)	4.20%	247,948	227,922
Marketable debentures-Blue
Square Real Estate (Series D)	d(2)(d)	4.50%	750,457	749,866
Marketable debentures-Blue
Square Real Estate (Series E)	d(2)(e)	3.30%	121,605	387,224
			1,806,048	1,666,819
Dor Alon Energy:
Marketable debentures-Dor Alon
Energy (Series B)	d(3)(a)	5.00%	144,574	72,246
Marketable debentures-Dor Alon
Energy (Series C)	d(3)(b)	2.47%	80,602	60,757
Marketable debentures-Dor Alon
Energy (Series D)	d(3)(c)	6.65%	324,949	216,751
Debentures of Dorgas Batuchot ltd.	d(3)(d)	4.95%	53,288	45,170
Dor Debentures	d(3)(e)	6.45%	67,253	63,151
Total			670,666	458,075
			2,799,165	2,485,877
Less- amount of discount (net of accumulated amortization)			(10,298)	(36,629)
			2,788,867	2,449,248
Less-current maturities			(580,639)	(437,249)
			2,208,228	2,011,999

Convertible debentures
Blue Square Real Estate (Series A)	d(2)(a)	6.25%	89,146	59,372
Conversion component at fair value	a)		121	121
Premium (net of amortization)			1,934	932
Total			91,201	60,424
Less-current maturities			(29,715)	(29,687)
			61,486	30,737

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 – LOANS FROM BANKS AND OTHERS, DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

a)	Conversion component of convertible debentures

The conversion component of the BSRE convertible debentures is calculated based on a binomial model.

b)	Repayment dates of debentures and convertible debentures (excluding discount or premium):

	December 31
	2013	2014
	NIS in thousands
First year - current maturities	604,835	463,306
Second year	522,794	391,384
Third year	450,785	353,363
Fourth year	333,696	362,336
Fifth year and afterwards	976,201	974,860
Total	2,888,311	2,545,249

c)	The carrying amounts and fair value of the debentures and the convertible debentures are as follows:

	December 31
	2013	2014	2013	2014
	NIS in thousands
	Carrying amount		Fair value*
Debentures	2,788,867	2,449,248	2,995,762	2,603,041
Convertible debentures	91,201	60,424	98,325	63,350
Total	2,880,068	2,509,672	3,094,087	2,666,391

*	The fair values of debentures and convertible debentures, both marketable and non marketable, are based on market prices and cash flows discounted using a rate based on the capitalization rate of between 1.26% and 5.5%.

d)	Debentures and convertible debentures – additional details

1)	Blue Square:

(a)	Debentures (Series A)

In August 2003, the Company issued debentures to institutional investors in consideration for their par value. These debentures were linked (principal and interest) to the Israeli CPI and bore interest at the rate of 5.9% per annum, payable semi-annually. The principal was repayable in three equal annual installments, the last of which was on August 5, 2014.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 – LOANS FROM BANKS AND OTHERS, DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

(b)	On November 9, 2010, the Company completed its public tender of Series C CPI linked debentures bearing annual fixed interest of 2.5% payable in two semi-annual payments on May 4 and November 4 in each of the years 2011 to 2022. The principal will be repaid in 12 equal payments on November 4 of each of the years 2011 to 2022 (inclusive). During 2012, Series C was expanded by a private offering to institutional investors in the amount of NIS 35 million par value for 89.5% of their par value, reflecting a return of 5.7%. During 2013 additional expansions were made for Series C by private offerings to institutional investors, in the total amount of NIS 162 million par value, reflecting an average return of 3.67%.

On April 3, 2014 the series C was expanded by a private offering to institutional investors in the amount of NIS 150 million par value, for 101.3% of their par value, reflecting a return of 3.8%.

As of December 31, 2014 the Company's subsidiaries hold NIS 22.3 million of Series C of the Company.

Other:

As of March 1, 2015, Midroog announced the update of the rating on debentures issued by the Company to A3 with a negative outlook. On April 1, 2015 Midroog announced the update of the rating to Baa1 with credit review.

2)	BSRE

a)	BSRE (Series A)

Convertible debentures (Series A)

These debentures are to be redeemed in four equal annual installments on August 31 of each year in the period from 2013 through 2016. The Series A debentures are linked (principal and interest) to the CPI and bear interest at an annual rate of 6.25%, which is payable every six months, on February 28 and August 31 of each year from 2007 until the final redemption of the debentures. The Series A debentures are convertible into registered BSRE ordinary shares of NIS 1 par value at any time through August 16, 2016, except during the periods from August 17 through August 31 in each of the years between 2013-2015 (inclusive). The conversion rate for these debentures as at December 31, 2014 was NIS 225.59 par value of debentures per share (adjusted to the payment of dividend in December 2014). The par value balance of the debentures as of December 31, 2014 was NIS 50 million.

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

Pursuant to a partial exchange tender offer, on January 27, 2014, BSRE completed the exchange of NIS 200 million par value of debentures (Series B) against the issuance of NIS 265.5 million par value of marketable debentures (Series E), which was effected as an expansion of Series E, with the same terms. The carrying amount of the liability relating to the exchanged debentures (series B) was NIS 238 million. The exchange is not considered substantive change in the terms of the debentures and therefore had no effect on the statement of income.

c)	BSRE (Series C)

On October 18, 2009, BSRE issued to the public Series C debentures; the debentures were issued through a tender under a shelf prospectus of the company dated May 20, 2009.

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

The annual effective interest rate payable on Series C debentures, taking into account the issuance expenses as above is 4.55%.

d)	BSRE (Series D)

On July 12, 2010, BSRE completed its Series D debenture issue in accordance with a shelf prospectus. The Debentures are linked to the Israeli CPI and bear fixed interest of 4.5%. The Debenture principal is to be redeemed in four equal annual payments, which will be paid on June 30 in each of the years 2017 to 2020 (inclusive). The Debenture interest is to be paid in semi-annual payments on June 30 of each of the years 2011 to 2020 (inclusive) and December 31 of each of the years 2010 to 2019 (inclusive).

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 – LOANS FROM BANKS AND OTHERS, DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

During 2012 and 2013, the debentures (Series D) were expanded by several private offerings to institutional investors amounting to NIS 309 million and NIS 276 million par values, respectively. Total net consideration received from such offerings, net of commissions to the institutional investors and distributors, amounted to NIS 319 million in 2013 and NIS 308 million in 2012.

The annual effective interest rate payable on Series D debentures, taking into account the expansions and issuance expenses as above is 4.3%.

The terms of the debentures determine that in case Midroog Ltd. or another rating agency were to reduce BSRE's rating to A3 the annual interest rate will increase by 0.35%. In case BSRE's rating was to be reduced further then the annual interest rate will increase by 0.35% multiplied by the number of notches that the Company's rating is reduced below A3.

e)	BSRE (Series E)

On October 30, 2013, BSRE issued by a public offering new debentures series (Series E) for their par value of NIS 120 million (net of issuance expenses), reflecting a return of 3.5%. The debentures are payable in six annual installments effective from 2018, where the first four installments will represent 7.5% of the par value of the debentures and the last two installments will represent 35% of the par value of the debentures. The debentures are linked (principal and interest) to the CPI and bear annual interest of 3.3% payable in semi-annual payments on May 31 and November 30 effective from May 2014. The debentures are listed for trade and were rated by Midroog with the rating of A1 with a stable outlook.

On January 27, 2014 the Company issued additional NIS 265.5 million par value debentures (Series E) in exchange for Debentures (series B) – see (b) above.

According to the deed of trust, BSRE committed to comply with certain financial covenants. The deed of trust includes also a "cross default" covenant that is triggered when any of BSRE's debentures, or other material obligation, that exceed NIS 100 million has defaulted.

BSRE has committed not to create a current charge on its entire assets in favor of any third party to secure any debt or liability unless a consent of the debentures holders (Series E) is obtained or provided that a current charge on its entire assets is created also in favor of the debentures holders (Series E) at the same ranking.

As of December 31, 2014 BSRE met the financial covenants.

f)	As at December 31, 2014 BSRE's (Series A, B, C, D and E) debentures were rated by Midroog at Credit Review A1 with negative implications.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 – LOANS FROM BANKS AND OTHERS, DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

3)	Dor Alon

a)	Dor Alon (Series B)

In accordance with a prospectus dated May 29, 2005, these debentures are linked (principal and interest) to the Israeli CPI. The interest of 5% per annum is repayable in semi-annual installments on May 31 and November 30 until May 2015.

The annual effective interest rate payable on Series B debentures, taking into account the issuance expenses as above is 6.65%.

b)	Dor Alon (Series C)

These debentures were issued according to a prospectus dated August 20, 2009 on the Tel Aviv Stock exchange. The debentures bear the interest rate of Israeli government bonds (No.817) with the addition of 2.25% and are paid in quarterly installments up to December 2017. The principal is redeemed in semi-annual installments on June 1 and December 1 over five years, starting 2013.

During 2013 the debentures series C was expanded by a private offering of NIS 21 million par value of debentures (Series C) to institutional investors for 97.95% of their par value, reflecting a return of 5.3%.

c)	Dor Alon (Series D)

These debentures were issued according to a prospectus dated August 20, 2009 on the Tel Aviv stock exchange. The debentures bear a fixed annual interest rate of 6.65%, payable in quarterly installments up to December 2016.

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

The principal is repayable in equal semi-annual payments on June 1 and December 1 from 2014 to 2016.

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

d)	Dorgas Batuchot Ltd. (a subsidiary of Dor Alon)

These debentures with a par value at the date of issue of NIS 96,000 thousand are linked (principal and interest) to the Israeli CPI. The debentures bear a fixed rate of annual interest of 4.95%. The principal balance at December 31, 2014 was NIS 45,170 thousand, which is repayable over the first five years at rate of NIS 8,067 thousand per annum with NIS 4,840 thousand in the sixth year. As at December 31, 2014 these debentures are rated Aa2.

e)	Dor Debentures

These debentures (Series 1 and Series 2) with a par value at the date of issue of NIS 75 million were issued to institutional investors. The principal balance at December 31, 2014 was NIS 63,151.thousand. At December 31, 2014 the debentures are rated A2 with stable outlook.

e) Covenants for debentures and convertible debentures

The debentures issued by Dor Debentures and Dorgas Batuchout include the requirement to meet certain covenants. As at December 31, 2014 the covenants for Dor Debentures (Series 1 & 2) and Dorgas Batuchot were met.

NOTE 22 – OTHER LIABILITIES:

	December 31
	2013	2014
	NIS in thousands
Rental contracts and value of unfavorable terms of operating leases	112,547	96,687
Other	16,745	9,580
	129,292	106,267

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 – RETIREMENT BENEFIT OBLIGATIONS:

a.	Composition of the liability for defined benefit plans:

	December 31
	2013	2014
	NIS in thousands
Statement of financial position obligations for:
Present value of funded obligation	489,953	478,603
Provision in respect of unutilized sick leave	44,323	38,285
	534,276	516,888
Fair value of the plan assets	462,972	458,172

Total present value of the obligation, net	71,304	58,716

b.	Changes in the liability for defined benefit plans:

	2013	2014
	NIS in thousands
Liability in respect of defined benefit plans at January 1	494,110	534,276
Benefits paid	(37,740)	(54,136)
Current service costs	45,748	38,343
Past service cost	-	(13,257)
Loss from change in demographic assumption	-	792
Gain from change in financial assumptions	(2,745)	(5,469)
Experience (gains) losses	14,992	(4,369)
Interest costs	19,911	20,708
Liability in respect of defined benefit plans at December 31	534,276	516,888

c.	Changes in plans assets:

	2013	2014
	NIS in thousands
Fair value of plan assets at January 1	424,653	462,972
Employer contributions paid into the plan	38,856	36,607
Return on plan assets, excluding amounts included in interest income	6,249	(9,889)
Benefits paid	(26,375)	(49,914)
Interest income on plan assets	20,388	18,602
Other adjustments	(799)	(206)
Fair value of plan assets at December 31	462,972	458,172

The actual return (loss) on plan assets was NIS 5,213 thousands (2013 – NIS 26,637 thousands, 2012 NIS 43,261 thousands).

Expected contributions to post- employment benefit plans for the year ending December 31, 2015 are approximately NIS 47,373 thousands.

The accumulated remeasurement component gains (losses) that were recognized in the OCI, net of taxes, as of December 31, 2014, 2013 and 2012 is NIS 27,263 thousands, NIS 27,170 thousands and NIS 22,966 thousands, respectively.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 – RETIREMENT BENEFIT OBLIGATIONS (continued):

d.	Expense recognized in the income statements in respect of defined benefit plans:

	Year ended December 31
	2012	2013	2014
	NIS in thousands
Current services costs	48,752	45,748	38,343
Past service cost	-	-	(13,257)
Interest cost	19,186	19,911	20,708
Interest income on plan assets	(19,129)	(20,388)	(15,102)
Other adjustments	310	799	206
	49,119	46,070	30,898

The expense recognized in the income statements for defined contribution plans was NIS 10,261 thousands in 2014, NIS 8,978 thousand in 2013 and NIS 9,067 thousands in 2012.

e.	The expenses were included in the following income statements items:

	Year ended December 31
	2012	2013	2014
	NIS in thousands
Selling, general and administrative expenses	49,062	46,547	25,292
Financial (income) expenses	57	(477)	5,606
	49,119	46,070	30,898

The principal actuarial assumptions used were as follows:

	December 31
	2013	2014
	%
Discount rate*	2.6-4.4	2.7-4.1
Inflation rate	2.6	1.3-1.9
Future salary increases	1-4	1-4
Rates of employee turnover**	1-54	1-54

* On December 31, 2014, the Company changed the basis for determining the discount rates for capitalizing its net pension liabilities, See also Note 2u; as a result the effect of this change on the Company's net defined benefit obligation – reduction of NIS 7.8 million - was carried to other comprehensive income as part of the remeasurement adjustments of the defined benefits plans.

**A change of 5% in the rates of employee turnover will result in an increase of NIS 15.7 million in actuarial gains recorded in the OCI.

Assumptions regarding future mortality rates are based on actuarial advice in accordance with published statistics and past experience in Israel. Mortality rates are based on the pension circular 2013-3-1 of the Ministry of Finance.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24 – PROVISION FOR OTHER LIABILITIES AND CHARGES:

	Real estate related disputes (1)	Legal claims	Total
	NIS in thousands
At January 1, 2013	18,820	41,758	60,578
Charged (credited) to the income statements:
Provisions made during the year	-	14,691	14,691
Unwind of discount	-	611	611
Provisions reversed during the year	-	(6,929)	(6,929)
Provisions used during the year	-	(9,761)	(9,761)
At December 31, 2013	18,820	40,370	59,190
Charged (credited) to the income statements:
Provisions made during the year	3,570	26,119	29,689
Provisions reversed during the year	-	(13,385)	(13,385)
Provisions used during the year	-	(7,797)	(7,797)
At December 31, 2014	22,390	45,307	67,697

(1)	Provisions relating to disagreements with respect to lease fees required for assets where the lease term has ended, disagreements with respect to balances due to constructors or as to whether conditions for payment were met, and for development and construction levies that are under negotiation with the authorities (see also note 33).

NOTE 25 – EQUITY

Number of
Shares issued
At December 31, 2012	66,161,860
At December 31, 2013	66,161,860
At December 31, 2014	66,161,860

The total authorized number of ordinary shares as of December 31, 2014 and 2013 is 100 million shares with a par value of NIS 1 per share. All issued shares are fully paid.

In July 1996, the Company completed a global offering of 6,900,000 American Depositary Shares (ADS), with each ADS representing one Ordinary share, at a price per share of $11. In addition, in June 1999, 1,500,000 ADSs were issued upon the exercise of stock options.

The ADSs are traded on the New York Stock Exchange (NYSE). The ADSs represent 3% of the outstanding Ordinary Shares of the Company as of December 31, 2014. As of December 31, 2014 the shares are quoted at $2.57 per ADS.

Commencing November 2000, the Company’s shares have also been listed for trade on the Tel Aviv Stock Exchange. As of December 31, 2014 the shares are quoted at NIS 10.56 per ordinary share.

The total number of treasury shares held by the Company at December 31, 2014 and 2013 is 207,433 shares.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26 – OTHER RESERVES:

	Available for sale investments	Currency translation differences	Transactions with non- controlling interests	Asset revaluation	Total
At January 1, 2012	(1,659)	250	(8,263)	-	(9,672)
Change in other reserves:
Available for sale investments	11,555	-	-	-	11,555
Transactions with non- controlling interests	-	-	(607)	-	(607)
Currency translation differences	-	(1,693)	-	-	(1,693)
Asset revaluation reserve	-	-	-	9,662	9,662
At December 31, 2012	9,896	(1,443)	(8,870)	9,662	9,245
Change in other reserves:
Available for sale investments	8,796	-	-	-	8,796
Transactions with non- controlling interests	(137)	153	20,836	(427)	20,425
Currency translation differences	-	(4,946)	-	-	(4,946)
Asset revaluation reserve	-	-	-	1,055	1,055
At December 31, 2013	18,555	(6,236)	11,966	10,290	34,575
Change in other reserves:
Available for sale investments	(1,214)	-	-	-	(1,214)
Transactions with non- controlling interests	(116)	(133)	19,279	(1,352)	17,678
Currency translation differences	-	8,109	-	-	8,109
Asset revaluation reserve	-	-	-	17,513	17,513
At December 31, 2014	17,225	1,740	31,245	26,451	76,661

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27 – EXPENSES BY NATURE:

	Year ended December 31
	2012	2013	2014
	NIS in thousands
Change in inventories	(11,960)	53,821	93,447
Net purchases	9,778,192	9,039,671	8,375,772
Wages salaries and related expenses	1,042,787	1,048,284	1,038,242
Depreciation, amortization and impairment charges	278,514	269,141	278,526
Transportation and storage expenses	116,514	111,685	95,366
Advertising costs	90,475	*71,474	97,713
Rent and maintenance expenses	520,901	541,703	551,201
Other expenses	694,068	649,908	570,426

Total cost of sales, selling general and administrative expenses	12,509,491	11,785,687	11,100,693

*	Net of a one-time legal claim for reimbursement and compensation of NIS 22 million received in the fourth quarter of 2013 for costs incurred by the Company in prior years.

NOTE 28 – OTHER GAINS (LOSSES):

	Year ended December 31
	2012	2013	2014
	NIS in thousands
Other gains:
Gain from sale of property and equipment	10,317	244	*83,272
Other	505	2,805	11,764
	10,822	3,049	95,036
Other losses:
Provision for losses and guarantee in Kfar (see note 8)	-	-	35,000
Loss from sale of property and equipment and other assets	306	11,396	-
Impairment provisions of property and equipment and intangible assets	-	6,762	22,000
Reorganization costs	1,089	-	16,274
Other	5,149	6,409	14,070
	6,544	24,567	87,344

*	On December 31, 2014, BSRE sold and transferred to the buyer the logistic center in Rishon Lezion that was used by the Company, for approximately NIS 95 million; NIS 62 million were deposited on that date in a trust fund, which was released to the Company on January 4, 2015, and the balance was paid on March 31 2015. In addition to the above, a land parcel in Rishon Lezion was sold in 2014 for NIS 35 million. As a result of these sales, the Company recognized gain of NIS 57 million in 2014.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 29 – EMPLOYEE BENEFIT EXPENSES:

	Year ended December 31
	2012	2013	2014
	NIS in thousands
Wages, salaries, including social security costs	985,097	993,387	995,069
Share options granted to managers and employees	(493)	(151)	-
Post-employment benefits	58,183	55,048	41,159
	1,042,787	1,048,284	1,036,228
Number of positions at December 31, (100%)*	10,846	10,965	10,336

*	In certain cases several employees share one 100% position, i.e., each employee works part time.

NOTE 30 – FINANCE INCOME AND EXPENSES:

	Year ended December 31
	2012	2013	2014
	NIS in thousands
Income:
Interests:
Interest income on short-term bank deposits	2,487	4,512	1,457
Interest income from bank and others	30,694	27,033	22,305
Net gain from marketable securities available for sale	17,914	9,443	10,495
Net gain from financial instruments	30,431	32,300	27,534
Changes in fair value of derivatives-
Forward contracts on the Israeli CPI	1,476	4,880	-
	83,002	78,168	61,791

Expenses:
Interest and differences from linkage to the Israel CPI:
Bank borrowings	125,557	116,580	91,129
Debentures and convertible debentures	182,372	202,679	139,189
Bank commissions, foreign currency exchange losses and others	24,283	20,630	48,550
Changes in fair value of derivatives:
Forward contracts on the Israeli CPI	3,824	2,116	2,639
Embedded derivatives	15	64	75
Net of capitalization of finance expenses	(11,121)	(9,885)	(8,539)
	324,930	332,184	273,043
Net finance cost	241,928	254,016	211,252

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 31 – TAXES ON INCOME:

a.	Corporate taxation of the Company:

Corporate taxation in Israel

1. The Company and most of its subsidiaries are Israeli companies and act within the borders of Israel, hence, assessed for corporate tax in Israel.

2.	Commencing with tax year 2008, the results of operations for tax purposes of the Company and its subsidiaries are measured in nominal values. Through tax year 2007, the results of operations of the Company and its subsidiaries were measured having regard to the changes in the CPI in accordance with the Income Tax (Inflationary Adjustments) Law, 1985 (hereafter – the inflationary adjustments law).

3.	Tax rates

On December 5, 2011 the Knesset approved the Law to Change the Tax Burden (Legislative Amendments) – 2011. According to the law the company tax rate was set at 25%, as from 2012.

On August 5, 2013 the Knesset passed the Law for Changes in National Priorities (Legislative Amendments for Achieving Budget Objectives in the Years 2013 and 2014) – 2013, by which, inter alia; the corporate tax rate was raised by 1.5% to a rate of 26.5%, as from 2014.

Current taxes for the periods reported in these financial statements are calculated according to the tax rates specified above.

Capital gains are taxed at regular corporate tax rates on income.

Corporate taxation in other jurisdictions

A subsidiary company incorporated in the U.S. is subject to U.S. Federal, State and City taxes; the weighted tax rate that apply to the subsidiary is approximately 35%.

b.	Tax assessments

Blue Square has received final tax assessments for tax years through 2009.

Some subsidiaries have received final assessments for tax years through 2009-2010. For some of the subsidiaries, no final tax assessments have been received since their inception.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 31 – TAXES ON INCOME (continued):

c.	Effect of adoption of IFRS in Israel on tax liability

In the years 2007 to 2011, a Temporary Order was in affect (the meaning of the temporary order is that IFRS would actually not be applied upon computation of the income reported for tax purposes for the said tax years). Legislation proceedings in respect of the adoption of IFRS and its consequential amendments to the Income Tax Ordinance have not been completed to date and therefore the Company estimates that the temporary provisions set for the years 2007 through 2013, will be extended to 2014, and that a new legislation shall not apply to tax years preceding 2015. The Company computed its taxable income for tax years 2007 to 2014 based on Israeli accounting standards applicable prior to adoption of IFRS in Israel, subject to certain adjustments.

d.	Losses for tax purposes, carried forward to future years

As of December 31, 2014 and 2013 the Company and subsidiaries have operating tax loss carry forwards of approximately NIS 984 million and NIS 637 million. The balance of carry forward losses, in respect of which deferred tax assets were not included, amounted to NIS 926 million and NIS 173 million respectively. In addition, the Company and its subsidiaries have capital loss tax carry forwards of approximately NIS 93 million and NIS 7 million as of December 31, 2014 and 2013. The tax benefit in respect of capital tax loss carry forwards amounting to NIS 93 million has not been recorded due to uncertainty of their realization.

e.	Taxes on income included in the income statements:

	Year ended December 31
	2012	2013	2014
	NIS in thousands
Current taxes:
Current tax on profits for the year	21,747	3,930	39,281
Adjustments in respect of prior years	(3,942)	(3,669)	(1,594)
Total current taxes	17,805	261	37,687
Deferred taxes	(20,668)	(12,928)	182,168
Income tax expense	(2,863)	(12,667)	219,855

f.	The income tax credited (charged) to OCI during the year is as follows:

	Year ended December 31
	2012	2013	2014
	NIS in thousands
Deferred tax:
Tax on actuarial loss on post-employment benefits scheme	1,482	1,794	750
available-for-sale financial assets	(4,897)	(5,482)	1,283
Tax on asset revaluation reserve	(4,117)	(485)	(8,446)
	(7,532)	(4,173)	(6,413)

The other items transferred to other comprehensive income do not have a tax affect

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 31 – TAXES ON INCOME (continued):

g.	The tax on the Company's profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	Year ended December 31
	2012	2013	2014
	NIS in thousands
Profit (loss) before tax	41,970	(100,081)	(155,041)
Theoretical tax expenses (tax benefit) (25%, 25% and 26.5 % respectively)	10,493	(25,020)	(41,086)
Tax effects of:
Change in future tax rate	-	367	-
Difference between the measurement basis of income for tax purposes and the measurement basis of income for book purposes, net	(3,718)	6,867	17,482
Deferred tax recognized for differences relating to investment in subsidiaries	-	-	11,000
Expenses not deductible for tax purposes, net	1,211	2,316	(3,232)
Utilization of previously unrecognized tax losses	(4,624)	(2,002)	(425)
Reassessment of deferred tax assets (see j below)	-	-	141,000
Tax losses for which no deferred income tax asset was recognized	18,515	14,780	100,521
Increase (decrease) in taxes resulting from computation of deferred taxes at a rate which is different from the theoretical rate	288	1,301	310
Non-taxable financial (income) expenses*	-	(149)	-
Tax impact relating to investments accounted for using the equity method results	(21,765)	(6,803)	(10,069)
Adjustment in respect of prior years	(3,942)	(3,669)	(1,594)
Other	679	(655)	5,948
Tax charge	(2,863)	(12,667)	219,855

* Mainly resulting from changes in value of conversion component in convertible debentures.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 31 – TAXES ON INCOME (continued):

h.	Deferred tax assets and liabilities, as presented in the statement of financial position are expected to be recovered or settled, as follows:

	December 31
	2013	2014
	NIS in thousands
Deferred tax assets:
Deferred tax asset to be recovered after more than 12 months	130,810	-
Deferred tax asset to be recovered within 12 months	36,566	27,844
	167,376	27,844
Deferred tax liabilities:
Deferred tax liability to be recovered after more than 12 months	(174,722)	(214,011)
Deferred tax liability to be recovered within 12 months	(8,981)	(18,741)
	(183,703)	(232,752)
Deferred tax liabilities, net	(16,327)	(204,908)

The deferred taxes are computed at the tax rates of 26.5%. For changes in tax rate enacted during 2013 – see also note 31a.

i.	The movement in the net deferred income tax accounts is as follows:

	Year ended December 31
	2013	2014
	NIS in thousands
Balance at January 1	(25,082)	(16,327)
Statement of income charge:
Tax charged to tax expenses	12,928	(182,168)
Tax charged to discontinued operation	-
Tax charged directly to other comprehensive income	(4,173)	(6,413)
Balance at December 31	(16,327)	(204,908)

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 31 – TAXES ON INCOME (continued):

j.	The movement in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred tax liabilities	Investment property and depreciable property and equipment	Intangible assets and other	Total
	NIS in thousands
Balance at January 1, 2013	(99,822)	(49,949)	(149,771)

Credited to the income statements	(24,795)	(11,998)	(36,793)
Charged directly to OCI	(485)	(5,482)	(5,967)
Balance at December 31, 2013	(125,102)	(67,429)	(192,531)

Credited to the income statements	(22,955)	(700)	(23,655)
Charged directly to OCI	(8,446)	1,283	(7,163)
Balance at December 31, 2014	(156,503)	(66,846)	(223,349)

Deferred tax assets	Provisions for employee rights	Carry forwards tax losses	Derivative instruments	Provision for impairment of trade receivables	Total
Balance at January 1, 2013	40,468	69,801	1,223	13,197	124,689

Charged (credited) to tax expenses in the income statements	707	53,212	(1,430)	(2,768)	49,721
Charged directly to OCI	1,794	-	-	-	1,794
Balance at December 31, 2013	42,969	123,013	(207)	10,429	176,204

Charged (credited) to tax expenses in the income statements*	(39,148)	(119,949)	(90)	674	(158,513)
Charged directly to OCI	750	-	-	-	750
Balance at December 31, 2014	4,571	3,064	(297)	11,103	18,441

* Taking into account the successive tax losses and their magnitude, the Company reassessed the probability of utilization of its deferred tax assets (see note 4(4)) and as a result reduced the balance of the deferred tax assets. The net effect on the year ended December 31, 2014, was NIS 141 million.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 32 – EARNINGS PER SHARE:

a.	Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year, (see note 25).

	Year ended December 31,
	2012	2013	2014
Profit (loss) attributable to equity holders of the Company (NIS in thousands) from continuing operations	4,561	(115,701)	(428,713)
Loss attributable to equity holders of the Company (NIS in thousands) from discontinued operations	(22,468)	(29,994)	(3,065)
Loss attributable to equity holders of the Company (NIS in thousands)	(17,907)	(145,695)	(431,778)
Weighted average number of ordinary shares in issue	65,954,427	65,954,427	65,954,427

b.	Diluted

Diluted earnings per share are calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company has two categories of dilutive potential ordinary shares: convertible debt (through 2013) and share options (through 2012). For the reported periods, the effect of such potential ordinary shares was not dilutive.

In addition there are convertible debentures in Company's subsidiary BSRE that had no dilutive effect on the Company's earnings per share.

NOTE 33 – CONTINGENCIES:

In the ordinary course of business, the Company is involved in various lawsuits against it. The costs that may result from these lawsuits are only accrued for when it is more likely than not that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, while events that occur in the course of the litigation may require a reassessment of this risk. The Company’s assessment of risk is based both on the advice of its legal counsels and on the Company's estimate of the probable settlements amounts that are expected to be incurred, if such settlements will be agreed by both parties. The provision recorded in the consolidated financial statements in respect of all lawsuits against the Company amounted to NIS 45.2 million (see also note 24 regarding provisions).

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

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 33 – CONTINGENCIES (continued):

Described hereunder are the outstanding consumer purported class actions with respect to lawsuits with a total claim amount of NIS 1,917 million or which have not been quantified, broken down by the amount claimed, as of the date of approval of these financial statements:

	Total claims amount (NIS in millions)	Number of claims
Up to NIS 50 million	463	37
NIS 51-100 million	238	5
NIS 101-200 million	504	3
Above NIS 201 million	762	2
Unquantified claims	-	5
Total	1,967	52

Against the Company and other defendants together	1,836	5

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

On September 6, 2012, a letter of claim and motion for approval as a class action was filed against Dor Alon, for an aggregate amount of NIS 43.2 million. The plaintiff claims that as a customer of the Dor Alon “Spidomat” arrangement for car fueling at reduced prices, she discovered that her reduction was less than the regular discount given to all other customers at the station. As result, the Plaintiff claims she suffered financial damages from being a member of the “Spidomat” arrangement. In October 2014, the court approved the claim as a class action, and Dor Alon made a proper provision for this claim in its financial statements.

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

In February 2015, during the deliberations in the Labor Court, and notwithstanding the statute of limitations argument, the parties have agreed that the right amount for the years 2001- 2004 is approximately NIS 6.4 million (before CPI linkage differences, interest and fines).

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 33 – CONTINGENCIES (continued):

In the opinion of the Company, based on the opinion of its legal advisers, the chances that the Company's position will be accepted are higher than them of being rejected. The Company made a proper provision for this claim in its financial statements.

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

In September 2013 the court gave its judgment, according to which, Mega paid the plaintiff approximately NIS 3 million. Both sides have filed an appeal to the Supreme Court.

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

Future minimum payments under non-cancelable operating leases for the years subsequent to the statement of position dates are as follows:

	December 31
	2013	2014
	NIS in thousands
First year	353,078	392,164
Second year	318,205	347,005
Third year	282,410	318,572
Fourth year	250,775	265,271
Fifth year	207,100	203,835
Sixth year and thereafter	622,176	620,675
	2,033,744	2,147,522

b.	Capital commitments

Capital expenditure contracted for at the statement of financial position date but not yet incurred is as follows:

	December 31,
	2013	2014
	NIS in thousands
Property and equipment	36,905	1,795
Investment property and real estate	34,905	-

In addition commitment to investments of jointly controlled entities and associates amounted to NIS 381 million (2013 - NIS 143 million).

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 34 – COMMITMENTS (continued):

c.	Wholesale market

1.	Real estate rights and acquisition agreements

During June 2010 two 50%:50% joint ventures between BSRE and Gindi Investments (hereafter – the purchasers) entered into agreements to purchase land lease rights in part of the wholesale market area in Tel Aviv for a period ending on August 31, 2099. The rights are for the development, construction and marketing of a project including apartment buildings complex, areas for commercial use and areas for multi-purpose use. The rights for the apartment building complex were acquired by City Core Tel Aviv Ltd. ("the Residence Company") and the rights for the commercial and multi-purpose use were acquired by City Mall Tel Aviv Ltd. ("the Mall Company"). The land rights were acquired for a basic total consideration of NIS 950 million (100%) linked to the CPI together with the obligation to pay additional consideration in certain circumstances (subsequent to December 31, 2014, the parties have agreed to an additional final payment of NIS 15 million in this respect). As of December 31, 2013, the purchasers paid the full consideration in the amount of NIS 989 million before VAT (BSRE's share in these payment amounts to NIS 495 million).

As part of its commitments to the sellers, the purchasers are obligated to plan and build public buildings and parking for the sellers. The consideration to be paid by the sellers is based on cost plus 10%, up to a ceiling of NIS 84 million (which can be extended in certain conditions, with the sellers approval, to NIS 102 million); any excess of costs will be bear by the purchasers. In addition, the purchasers are obligated to develop 9 dunams of publicly open landscape, that is the property of the Tel Aviv municipality, and additional parking places.

2.	Financing of the project

On June 26, 2013, Tel Aviv Lev Towers Ltd. (the residence company) a company held 49.5% by BSRE, and the Tel Aviv Mall Ltd. (the mall company) a company held 50% by BSRE, (the purchasers) entered into financing agreement with banks according to which the banks will extend financing and credit facilities to the residence company in a total scope of up to NIS 2 billion mainly for granting guarantees under the sale law to the apartment purchasers and financing and credit lines of up to NIS 450 million to the mall company for completing the construction of the mall basements and foundation. The credit lines are to be paid on March 31, 2016 (the final payment date) and will bear an annual interest of Prime + 2%. Additional NIS 100 million of credit line was extended during 2014 to the mall company, payable by April 2015. As of December 31, 2014, due to the complexity of the project, the Mall company estimated that it will not meet the project's budget and timetable per the financing agreement and informed the banks following which the parties have agreed on the way the budget and timetables should be updated. However, because no amendment to the agreement was signed before December 31 2014, the Mall company presented the balance of its liability to the banks of approximately NIS 540 million, as a current liability. Subsequent to December 31, 2014, an amendment to the agreement was signed with the necessary adjustments. The parties are negotiating the extension of the financing agreement to the aggregate amount of NIS 1 Billion, to provide the necessary funding for the completion of the project, to which the banks have agreed in principle. The Mall company estimates that a detailed agreement to that effect will be signed in the following months.

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

4.	Sale agreements with apartment purchasers

As of the reporting date, the residence company entered into commitment for 692 sale agreements (from 722 in the entire project) with a scope of NIS 1,725 million (including VAT) and received advances of NIS 1,163 million (including VAT).

5.	Building permit

As of the reporting date, a building permit to construct all the apartments, the mall, commercial spaces and the sport center was received.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 34 – COMMITMENTS (continued):

d.	Commitment for establishing a power plant:

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

On August 4, 2014, the parties signed an amendment to the agreement, under which Sugat will operate the existing facilities for a year, and will pay Dor Alon for the steam, based on specified rates.

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

On December 9, 2012, the Corporation entered into an agreement to purchase natural gas from the partners in Tamar partnership (the partnership agreement) for the purpose of operating existing installations and a power plant, when established, the purpose of which, is to supply the energy needs of Sugat. Dor Alon's Board of Directors approved the transaction as an extraordinary transaction, in which the controlling shareholders may have a personal interest, pursuant to the Companies' Regulations (Relieves in Transactions with Interested Parties) – 2000. Pursuant to the agreement, Tamar partnership partners committed to supply the partnership with natural gas at a scope of up to 1.68 billion square meters according to the conditions set forth in the supply agreement. The term of the supply agreement is 15 years, which commenced in June 2014, or the end of consuming the contractual quantity, whichever is earlier. The supply period can be extended with additional two years, not to exceed the end of consuming the contractual quantity.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 34 – COMMITMENTS (continued):

e.	During 2014, the lease on Dor Alon offices, located in a building near Kibbutz Yakum, was extended to July 2017, with an option for two additional years. The annual rental is NIS 3,296 thousand, linked to the March 2014 CPI.

f.	Dor Alon has agreements with the owners of land for the building and operation of 22 fueling stations and two agreements for the building of commercial centers. Dor Alon has undertaken to pay Alon Israel Oil Company Ltd. an amount equal to U.S. $250 thousand for each of the above agreements that is exercised. An agreement is considered exercised when the fueling station or commercial center has started providing services to the public. As of December 31, 2014, two commercial centers and two filling stations had started operation. No commercial centers or filling stations has started operations in 2014.

g.	In November 2013, Dor Alon entered into an agreement to purchase natural gas from the partners in Tamar partnership (the "agreement", the "sellers" and "Tamar partnership", respectively). The term of the agreement commenced in the fourth quarter of 2013 and will end at the end of 7 years or on the date Dor Alon will consume the overall contractual quantity, as defined below, whichever is earlier (the term of the agreement).

Pursuant to the agreement, the sellers committed to supply Dor Alon with a natural gas at a total scope of up to 0.36 BCM estimated at U.S. $85 million under the conditions set forth in the agreement. Dor Alon committed to Take or Pay for the annual quantity of gas at the scope and according to the mechanism set forth in the agreement.

h.	As part of Dor Alon's formal negotiations with the Environment Ministry it suggested a multi-annual plan for identifying and rectifying pollution in filling station sites operated by Dor Alon and which were built after the Water Regulations came into force (approximately 54 filling stations). Under the plan Dor Alon will perform the above plan over a period of 8 years. The said plan and any activity performed in the framework of this plan are considered to be of a positive nature by the Environment Ministry. Such positive actions may be taken into account when deciding whether to take Dor Alon and its officeholders to Court. In addition, Dor Alon and the Ministry reached an understanding on the installation of a system designed to prevent fuel fumes emissions (stage 2) in the fueling stations operated by Dor Alon. As part of the said understandings, Dor Alon would install such systems in sites that are located up to 40 meters from residential properties. By the end of 2014 Dor Alon installed such systems in approximately 134 fueling stations that it operates, and during 2015-2016 it intends to install such systems in approximately 75 fueling stations. Dor Alon expects that its investment in the relevant equipment, in order to implement the provisions of the said Regulations, in 2015 will be approximately NIS 10 million. In addition, Dor Alon expects that it will be required to invest further amounts also in future years, and that it may be required to pay for unexpected expenses for remediation of soil or water contamination.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 35 – LIENS AND GUARANTEES:

LIENS:

Blue Square

The Company has registered a first ranking fixed lien in favor of BSRE, on all its rights in a bank account where it is required to deposit shares of BSRE held by the Company with a value of two times the value of such loans (see also note 36e).

BSRE

a.	As of December 31, 2014 there are charges on nine of properties transferred to BSRE by Mega and the related lease agreements, for the purpose of securing bank loans received in 2014, the balance of which as of December 31, 2014 amounts to approximately NIS 197.3 million.

In addition to the above, at the date of approval of these financial statements on two of the assets which were transferred as part of the split off from Blue Square in 2006, together with the foundation of BSRE, liens were placed to secure the liabilities to third parties (mainly banks) relating to these properties to Blue Square.

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

b.	On December 31, 2014 a BSRE subsidiary had a loan in an amount of NIS 67 million to finance the establishment of logistic center in Beer Tuvia. A first ranking lien on the property and the accompanying rights was registered in favor of the bank.

c.	As of December 31, 2014 there is a charge on one of the properties transferred from Mega to BSRE for the purpose of securing the liabilities of the vendors of the property acquired by Mega to the third parties.

d.	To secure the repayment of the loans of the Residential Company and the Mall Company, the rights in the real estate were pledged in favor of the bank that extended the loans to the purchasers (see note 34.c.2).

e.	As a collateral to pay the loan to expand Hadar mall in Jerusalem (BSRE's share in the mall is 50%) (including the additional loan, if exercised) BSRE charged in favor of the lenders the entire rights in the real estate of the mall including related rights (such as the Company's rights in lease agreements signed and/or to be signed with tenants in the mall, placing charges on the Company's rights in insurance policies). In addition, BSRE placed charges in favor the lenders by floating charge on its rights in a designated account in which lease fees are to be deposited (the Company's share) and shall charge its shares in the management company of the mall (50%). The balance of the above loan as of December 31, 2014 amounts to approximately NIS 120 million.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 35 – LIENS AND GUARANTEES (continued):

f.	As security for the financing arrangement from a bank who provided a credit line of NIS 115 million for the development of the parking area in Giv'on, Tel Aviv Parking lots Ltd. (a 50% jointly controlled entity of BSRE) has registered a fixed and floating charges on all the assets and rights of the lender, including BSRE's shareholding in the lender. To secure the loan, a lien on the property and the accompanying rights will be registered in favor of the bank. Furthermore, BSRE will provide guarantees in an unlimited amount to the bank and up to 50% from the joint venture's liabilities. As of December 31, 2014 NIS 94 million from the credit line was used.

g.	As security for the long term loan from a bank who provided the financing for the construction of a logistic center Eyal Baribua (a 50% jointly controlled entity of BSRE) has registered a fixed and floating charge on the property and the accompanying rights. As of December 31, 2014 the balance of the loan amounted approximately NIS 92.6 million,

h.	As part of the deed of trust of its Series E debentures, BSRE has committed not to register a floating lien on its assets (a negative pledge) without the approval of the holders of such debentures, or the creation of a similar lien in favor of the debenture holders, on a pari-passo basis.

Dor Alon

In order to secure the liabilities of Dor Alon and its subsidiaries to banks, the balance of which as of December 31, 2014 amounted to NIS 922 million, Dor Alon and its subsidiaries placed floating charges on all their assets, share capital and goodwill, excluding relating to the domestic sales of LPG. Some of the unlimited charges are in accordance with a development contract with the ILA. Liens were also placed on ownership rights in certain real estate assets and rights to receive funds and notes, insurance rights etc. in connection with these real estate assets. To secure the liabilities of other subsidiaries to commercial banks a fixed and a current charge were placed on the current assets, the fixed assets, the goodwill, the insurance rights, the receipts from credit card companies and share capital.

In addition, Dor Alon recorded a first degree pledge on the shares of 14 jointly controlled entities and all the accompanying rights, a first degree pledge on rights which were pledged to Dor Alon in connection with commercial centers and fuel services, including insurance rights and the right to receive funds from various debtors and shareholders of the jointly controlled entities.

BEE Group

The BEE Group and its subsidiary (Na'aman) placed unlimited, fixed and floating charges and a first ranking lien on the warehouse and all its assets, property, book debts, rent, goodwill, profits, revenues, rights of ownership, including its shareholding in Na'aman, and other benefits in favor of banks to secure their liabilities to banks, amounting as of December 31, 2014 to NIS 115 million.

In order to secure its liabilities, Na’aman has undertaken not to pledge any of its assets and/or provide any kind of guarantee to a third party without prior approval of the banks.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 35 – LIENS AND GUARANTEES (continued):

GUARANTEES:

a.	Blue Square has provided bank guarantees for third parties such as service suppliers, for gift certificates and customers in an aggregate amount of approximately NIS 1.3 million. In addition, Blue Square has provided guarantees to third parties to secure obligations of subsidiaries, amounting as of the date of the approval of the financial statements to NIS 120 million. Blue Square also guarantees bank loans of Mega and its subsidiaries, amounting as of December 31, 2014 NIS 300 million.

b.	Mega has issued the following guarantees:

i.	Mega has provided bank guarantees for its subsidiary, Eden Teva Briut, in an aggregate amount of approximately NIS 90 million.
ii.	Mega provided a bank guarantee to a third party in an amount of approximately NIS 5.0 million.

c.	BSRE has issued the following guarantees:

i.	A guarantee for the liabilities of the purchasers to the sellers as part of the Wholesale market transaction. In addition, BSRE guaranteed the liabilities of the City Core Tel Aviv company and City Mall Tel Aviv company discussed in note 34c.
ii.	A guarantee for a bank loan to the logistic center company of NIS 75 million.

iii.	In the amount of NIS 4 million to the Tel-Aviv municipality and the building contractor for the Tel Aviv parking lots.

d.	Dor Alon provided guarantees in the amount of NIS 17.8 million in connection with tenders in which it participates as a bidder and in connection with legal proceedings to which it is a party.

NOTE 36 – RELATED-PARTY DISCLOSURES

Key management personnel – includes the members of the board of directors and senior managers in the Company, and CEO's of Dor Alon, BSRE, Mega, Naaman and Alon cellular.

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

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 36 – RELATED-PARTY DISCLOSURES (continued):

a.	Transactions with related parties:

	Year ended December 31
	2013	2014
	NIS in thousands
Fuel sales to related parties(a)	200,068	185,084
Sales to joint control entities(a)	798,008	759,397
Rental income (b)	6,092	6,825
Management fees to parent company (c)	5,987	5,419
Directors' fees (d)	2,069	2,114
Legal consulting (e)	5,913	5,736
Purchases (f)	901,867	836,311

a.	Relate to transactions that are carried out in the normal course of business in accordance with regular market prices and credit. Includes sales of fuels of Dor Alon to joint control entities and sales of products of Mega to Joint control entities.

In January 2004 the shareholders of Blue Square approved an agreement according to which it provides joint control entities of Dor Alon purchasing and supply services for stores operated by them. In consideration for these services, the Company is entitled to payment equivalent to the cost of the services provided with the addition of a margin as stated in the agreement. In 2014 and 2013 the sales amounted to approximately NIS 52 million and NIS 60 million respectively.

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

The agreements provide for the lease of the property to the related parties for a period of up to 10 years. Rental income received by BSRE amounts to $1.7 million for the years 2014 and 2013, respectively.

c.	In December 2010, Alon and Dor Alon renewed the management services agreement ("Management Services Agreement"), effective from January 1, 2011, by which Alon provides the following services and rights to Dor Alon (the "Services"): (i) various management services, including those related to the chairman of the board and president of Dor Alon, day to day management of Dor Alon, strategy and business development, supplementary legal counsel, corporate secretary services provided by Alon's in-house counsel, and (ii) the right to use the "Alon" and "Alonit" brand names. On March 2014, the management services agreement was extended for an additional three year period with similar terms of the quarterly management fees paid by Dor Alon to Alon equal the aggregate of 3% of Dor Alon's EBITDA profits according to Dor Alon's quarterly consolidated financial statements but not more than NIS 1,375 thousand on a quarterly basis, linked to the consumer price index published on February 2004. Alon received approximately NIS 5.4 million for the Services (2013 - NIS 6.0 million).

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 36 – RELATED-PARTY DISCLOSURES (continued):

d.	Commencing November 15, 2005, the Company's former Chief Executive Officer, Mr. David Wiessman (see note 37a) receives compensation for his services of NIS 49,000 per month plus reimbursement of actual expenses incurred in connection with his services to the Company. The compensation amount is linked to the Israeli CPI (base index – November 2005), and is updated every three months. Due to the recent amendment to the Israeli's Companies Law, this arrangement was re-approved by our audit committee, board of directors and shareholders meeting for additional three years commencing on February 2, 2012.

e.	Legal services

The Company receives legal services from S. Biran & Co. a related party of the Company.

f.	Goods purchase from related parties

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

The discounts to be given to the entitled employees will be identical to those given to the Company’s employees, which during 2013 and 2014 were: 12% at the Mega In Town stores, 12% at Mega on-line, 6% at the Zol Beshefa stores, You stores and Mega Bool stores, 50% in Vardinon and 30% in Na'aman.

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

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 36 – RELATED-PARTY DISCLOSURES (continued):

Employment agreement with Ms. Moran Wiessman

Beginning in January 2009, Ms. Moran Wiessman has been employed by Alon Blue Square wholly-owned subsidiary Bee Group as the manager of the Bee Group internet sites. Ms. Wiessman is the daughter of Mr. David Wiessman, the Company's Chief Executive Officer. As of December 31, 2014, Ms. Wiessman receives a monthly salary of NIS 21,000, a cell phone at the expense of Mega, and Mega assigned a car to Ms. Wiessman as is customary in Mega for employees at the same level. In addition, Ms. Wiessman is entitled to standard social allocations by Mega (5% for provident fund, 8.33% for severance payments and 1% for disability insurance) and other social benefits that are standard for an employee in her position.

Salary increases or bonuses shall be granted as is customary in Mega based on the professional performance of Ms. Wiessman. Ms. Wiessman's monthly salary may be increased up to 20% annually. Mega management is entitled to grant Ms. Wiessman an annual bonus as is customary in Mega of only up to six monthly salaries a year. The grant requires the approval of the audit committee that will confirm that the bonus was given according to the grant's policy in Mega.

b.	Balances with related parties

Year-end balances arising from sales/purchases of goods/services:

	December 31,
	2013	2014
	NIS in thousands
Assets
Diners credit card customers	102,220	68,971
Other receivables	140,593	191,707
Available for sale financial assets	9,753	9,906
Loan to related party	53,745	-
Loans to investments accounted for using the equity method	76,880	80,929
Liabilities	383,191	351,513
Trade payables	83,657	81,632
Other payables	23,324	26,526
Loan to parent Company	9,250	-
	116,231	108,158

The receivables from related parties include loan granted to the parent company and balances arise from sale transactions and are due two months after the date of the sales. The receivables are unsecured in nature and bear no interest. There are no provisions held against receivables from related parties.

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

d.	Dor Alon

1.	Pursuant to the agreement entered into in May 2005, and subsequently extended on January 6, 2011 until January 2016, Dor Alon may, from time to time, deposit funds with Alon and receive in return funds on ON CALL terms (on an on-demand basis). The amount of funds lent from each party to the other party may not exceed NIS 150 million at any time (linked to the prime rate less 1.25%). Against the deposits, the depositor is entitled to require the recipient party to provide her /or third parties bank guarantees or letters of credit. Each party is entitled to redeem or require redemption of the balance by giving notice of three banking business days. Either party may terminate the agreement by providing three-month prior written notice.

2.	As part of the transfer of assets and operations that took place in 2004, Alon undertook to indemnify Dor Alon for expenses Dor Alon may incur relating to the period through the date of transfer of the assets and Dor Alon undertook to indemnify Alon in case lawsuits would be brought against it in respect of expenses relating to the period subsequent to the transfer of assets to Dor Alon. Also, Dor Alon undertook to indemnify Alon in respect of the tax liability to which Alon would be subject if Dor Alon were to breach the provisions of Section 104A of the Income Tax Ordinance regarding the transferred assets. Alon has undertaken to indemnify Dor Alon in respect of any amount Dor Alon would be required to pay in connection with the period during which 21 employees of Alon that were transferred to Dor Alon as part of the transfer of operations were employed by Alon.

3.	Purchase of natural gas

Regarding purchase of natural gas from the partners in Tamar partnership under long-term commitments - see note 34.d and g.

e.	BSRE

Pursuant to an agreement between Blue Sqare and BSRE, commencing February 28, 2014, for a period of three years BSRE may, from time to time, deposit funds with the Blue Square and receive in return funds on ON CALL terms (on an on-demand basis). The amount of funds lent from each party to the other party may not exceed NIS 150 million at any time. The amounts will be deposited for periods that will not exceed one year, which can be renewed. The deposit will bear interest at rates that are equal to interest rate paid by these companies for "on call" credit during same month.

Blue Square "on call" obligation to BSRE, amounting NIS 80 million at December 31, 2014, is secured by first fixed lien on all its rights in a bank account where it is required to deposit shares of BSRE held by the Company with a value of two times the value of such obligation.

In addition, if the rating of Series C debentures of Blue Square decreases below Baa2, the maximum amount of any such deposit may not exceed NIS 50 million. Two grades decrease in the rating also triggers an increase of 0.5% per annum of the interest paid on the deposit. Following its new rating in April 1, 2015 of Series C debentures (see note 21.d), Blue Square was required to increase the interest on the above deposit.

Either party may terminate the agreement by providing a seven days prior notice.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 36 – RELATED-PARTY DISCLOSURES (continued):

Key management compensation

	Year ended December 31
	2012	2013	2014
	NIS in thousands
Salaries and other short-term employee benefits	17,047	14,433	18,788
Share-based payments	(663)	(168)	-
Total	16,384	14,265	18,788

NOTE 37 – EVENTS SUBSEQUENT TO DECEMBER 31, 2014:

a.	Effective March 29, 2015, Mr. Avigdor Kaplan was appointed by the Board of Director to serve as the Company's new Chief Executive Officer. Until then and during the reported year of 2014, Mr. David Weissman served in that role. Mr. Kaplan also serves as CEO of Alon Israel Oil Company Ltd, the parent company of Blue Square, from the beginning of the year 2015.

b.	As to changes in the rating of Blue Square debentures (C series), subsequent to December 31, 2014 – see note 21(d)

c.	As to the sale of additional holding in BSRE – see note 6iii.

d.	Subsequent to December 31, 2014, the Company redeemed Commercial paper in amount of NIS 44 million.

# # # # # #

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DETAILS OF PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATES AT DECEMBER 31, 2014

APPENDIX

Holding Company	Name of Company	Percentage of ownership and control by holding Company as of December 31, 2014
Alon Blue Square Israel Ltd.	Mega Retail Ltd.	100%	Subsidiary
	Blue Square Real Estate Ltd.	69.71%	Subsidiary
	BEE Group Ltd.	100%	Subsidiary
	Diners Club Israel Ltd.	36.75%	Associate
	Dor Alon Energy in Israel (1988) Ltd.	78.43%	Subsidiary
	Alon Cellular Ltd.	100%	Subsidiary
Mega Retail Ltd.	Eden Teva Market Ltd.	51%	Subsidiary
	Doctor Baby Marketing Ltd.	100%	Subsidiary
	Loyalty plan-partnership "YOU"	75%	Partnership
	Radio Non-Stop Ltd.	33%	Associated Company
	Radio "Zafon" Ltd.	12%	Associated Company
Blue Square Real Estate Ltd.	Kenyon Hadar Management Company Ltd.	50%	Jointly Controlled Entity
	Hyper Lod Center Ltd.	100%	Subsidiary
	Gamda trade Ltd.	100%	Subsidiary
	Blue Square – Hadar – Joint Operation	50%	Jointly Controlled Entity
	Logistic Center Bee Square Real Estate Ltd.	100%	Subsidiary
	Izdarehet Investments Company Ltd.	50%	Jointly Controlled Entity
	City Core Tel Aviv Ltd.	49.5%	Associate
	City Mall Tel Aviv Ltd.	50%	Jointly Controlled Entity
	Tel Aviv Parking lots Ltd.	50%	Jointly Controlled Entity
	Einat real estate investment agriculture cooperative Ltd.	50%	Jointly Controlled Entity
	Eyal Baribua Ltd.	50%	Jointly Controlled Entity
	BSRE U.S.A Inc	100%	Subsidiary
	BSRE Point Wells Lp	99.9%	Partnership
Bee Group Ltd.	Na'aman Group )NV( Ltd.	77.51%	Subsidiary
	Kfar Hasha'ashuim Marketing Ltd.	35%	Associate
Dor Alon Energy in Israel (1988) Ltd.	Dor Alon Gas Technologies Ltd.	100%	Subsidiary
	Dor Alon retail sites management LTD	100%	Subsidiary
	Alon fuel management and operation networks (1999) Ltd.	100%	Subsidiary
	Dor Alon Energy Centers	55%	Partnership
	Loyalty plan-partnership "YOU"	25%	Partnership
	Dor energy holdings (2004) ltd	100%	Subsidiary
	Diners Club Israel Ltd.	12.25%	Associate
	Mercury Aviation	31.25%	Associate

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ALON BLUE SQUARE ISRAEL LTD.
By:	/s/ Avigdor Kaplan
	Name:	Avigdor Kaplan
	Title:	Chief Executive Officer

By:	/s/ Yehuda van der Walde
	Name:	Yehuda van der Walde
	Title:	Chief Financial Officer

Date: April 30, 2015

213