Form 20-F
period 2015-12-31
Alon Blue Square Israel Ltd
filed 2016-05-13
CIK 1016837

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Zehavit Shahaf, General Counsel and Corporate Secretary
Tel: (972)-9-9618504; Fax: (972)-9-9618636
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of class	Name of each exchange on which registered
American Depositary Shares, each representing ten Ordinary Shares (1)	New York Stock Exchange, Inc.

Ordinary Shares, par value NIS 1.0 per share (2)	New York Stock Exchange, Inc.

(1)	Evidenced by American Depositary Receipts.
(2)	Not for trading, but only in connection with the listing of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

65,954,427 Ordinary Shares, par value NIS 1.0 per share

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

Yes ☐ No ☒

INTRODUCTION

Unless otherwise indicated, as used in this Annual Report, (a) the term “Alon Blue Square” or the “Company” means Alon Blue Square Israel Ltd., (b) the terms “we,” “us” and “our,” mean Alon Blue Square and its consolidated subsidiaries, (c) “BSRE” means Blue Square Real Estate Ltd., a corporation of which we held 53.92% of the outstanding shares as of March 31, 2016, and the balance of whose shares are publicly held and traded on the Tel Aviv Stock Exchange, and its subsidiaries, (d) “Dor Alon” means Dor Alon Energy In Israel (1988) Ltd., a corporation in which we held approximately 63.13% of the outstanding ordinary shares as of March 31, 2016, (an additional 8% is held by our controlling shareholder, Alon Israel Oil Company Ltd., or Alon) and the balance of whose shares are publicly held and traded on the Tel Aviv Stock Exchange, and its subsidiaries, (e) “Naaman” means Naaman Group (NV) Ltd., a corporation in which we held approximately 77.51% of the outstanding ordinary shares as of March 31, 2016, and the balance of whose shares are publicly held and traded on the Tel Aviv Stock Exchange, and its subsidiaries, (f) “Bee Group” means our wholly-owned subsidiary, Bee Group Retail Ltd., and (g) “Mega Retail” a corporation currently operated through court-appointed trustees, in which we hold 100% of the outstanding shares; we undertook to transfer 33% of Mega Retail's share capital (either by way of issuing new shares of Mega Retail or by our transfer of Mega Retail's shares held by us) to an Israeli corporation to be formed by the employee union of Mega Retail. On January 17, 2016 the Lod District Court appointed trustees for the operation of Mega Retail following Mega Retail's motion for stay of proceedings.

We are a holding company which operates in three reportable operating segments (two as discontinued operations). In our BSRE segment, we own, lease and develop yield-generating commercial properties and projects. In our Dor Alon segment, which is held for sale we operate a chain of filling stations and convenience stores in different formats in Israel, and we are considered to be one of the four largest fuel retail companies in Israel based on number of petrol stations and is a leader in the field of convenience stores. In our Naaman segment (operated through Bee Group), which is also held for sale, we operate specialist outlets in self-operation and franchises and offer a wide range of houseware and home textile products as a retailer and wholesaler in the houseware and home textile markets. In addition, we have another operation that consists of Bee Logistics Service Center Ltd., our wholly-owned operator of a logistics center, which provides services to Naaman as well as third party activities.

Mega Retail is currently operated by court-appointed trustees and according to reports of its trustees owns 127 supermarkets under different formats. Mega Retail is designated for sale by its trustees.

The financial results of our Dor Alon and Naaman segments have been presented as discontinued operations because they consist of activities designated for sale by us, and the financial results of Mega Retail have also been deconsolidated due to our loss of control of Mega Retail.

Please note that unless otherwise indicated, as used in this Annual Report, the term “Ben Moshe Proposal” shall mean the proposal made by Mr. Moti Ben Moshe from February 15, 2016 and the clarifications to the proposal requested by Alon and Alon Retail Ltd., which includes, among others, that in consideration for NIS 115 million to be paid to Alon and Alon Retail Ltd., Mr. Ben Moshe would purchase (through a company under his control) the holdings of Alon and Alon Retail Ltd. in the Company on AS IS basis, and the rights and obligations of Alon to a bridge loan of NIS 110 million extended to the Company by Alon, including the right to allocate our shares against such bridge loan, and the rights and obligations in another loan subordinated to financial debt of NIS 60 million extended to us by Alon. In addition, the Ben Moshe Proposal includes an outline for the repayment of our financial debt (NIS 924 million). The debt repayment would include the injection of up to NIS 900 million into the Company for the full repayment of the financial debt to our financial creditors, of which NIS 200 million can be designated for the acquisition of Mega Retail by the Company or a company controlled by Ben Moshe (the identity of the acquiring entity will be determined by court) free and clear of all claims, provided Mega Retail will be acquired directly by the Company. On February 28, 2016, an acceptance notice to the Ben Moshe Proposal, subject to conditions, was issued by Alon and Alon Retail Ltd. (holding, in the aggregate, approximately 72.21% of our shares). On May 8, 2016 we filed a motion with the District Court in Lod, Israel to convene meetings of our financial creditors and shareholders for approval of a debt settlement based on the Ben Moshe Proposal (the “Debt Settlement”) under Section 350 of the Companies Law (the “Motion to Convene Creditors Meeting”). The Ben Moshe Proposal is subject to a final agreement between Ben Moshe and the Company’s creditors, the trustees appointed to operate Mega Retail and the creditors of Mega Retail.

On May 10, 2016, the trustees of Mega Retail submitted to the court in Lod, Israel a notice in which they chose the offer of Bitan Wines Ltd. among the offers that were submitted to them for the acquisition of Mega Retail (Ben-Moshe submitted one of the offers).  The trustees requested the court to convene meetings of the creditors of Mega Retail to approve the arrangement based on such offer of Bitan Wines for the reasons detailed in the request of the trustees (“Motion 38”). Following the trustees' motion, Ben Moshe and a company under his control, filed a motion with the Court requesting the setting of a date for an urgent court hearing during which, according to Ben Moshe, the Court would hear each party's argument in a manner which would be beneficial towards Mega Retail's creditors, or alternatively, determine that Ben Moshe can respond to the trustees' motion within a time frame determined by the court. As part of the motion filed by Ben Moshe, Ben Moshe claimed, among other things, that his proposal to acquire Mega Retail is more beneficial than that of Bitan Wines, in particular given that his proposal to acquire Mega Retail may be increased by an additional NIS 40 million, as mentioned in the trustees' motion. In addition, Ben Moshe detailed in his motion such alleged inconsistencies in the motion filed by the trustees.

As of the date of this Annual Report, we do not know whether the court will grant the trustees' motion and/or if the offer of Bitan Wines will be included as part of a final binding Mega Retail arrangement.  In addition, we cannot estimate if a price competition between the offers of Bitan Wines and the other offers, including the offer of Ben-Moshe will be conducted (in which case the Ben Moshe Proposal, which includes that acquisition of Mega Retail, as in our proposed debt reorganization and arrangement for the Company submitted to court on May 8, 2016 may be feasible), or alternatively, that we and Ben-Moshe will work to submit an alternative debt reorganization and arrangement for the Company that doesn't include the acquisition of Mega Retail.  It is understood that there is no certainty that the court will approve the request of the Mega Retail trustees to convene meetings and/or that the offer of Bitan Wines as part of an arrangement for Mega Retail will be consummated and/or that the alternative debt reorganization and arrangement for the Company will be reached. Therefore, as of the date of this Annual Report, we cannot estimate the ramifications such notice of the trustees of Mega Retail.

Please note that unless otherwise indicated, as used in this Annual Report, the term “owned” or “ownership” with respect to Dor Alon filling stations, Naaman outlets, and supermarkets means the ownership of the operations of sites, outlets, and supermarkets, and not legal title to the real estate underlying sites, outlets, and supermarkets.

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

All references in this Annual Report to dollars or $ are to U.S. dollars and all references in this Annual Report to NIS are to New Israeli Shekels. Unless mentioned otherwise, all figures in U.S. dollars are based on the representative exchange rate between the NIS and the dollar as published by The Bank of Israel for December 31, 2015, which was NIS 3.902 per $1.00, except figures for the first quarter of 2016, which are based on the representative exchange rate between the NIS and the dollar as published by The Bank of Israel for March 31, 2016, which was NIS 3.766 per $1.00.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Selected Financial Data.

We have derived the following selected consolidated financial data as of December 31, 2014 and 2015 and for each of the years ended December 31, 2013, 2014 and 2015 from our consolidated financial statements and notes included elsewhere in this Annual Report. We have derived the selected consolidated financial data as of December 31, 2011, 2012 and 2013 and for each of the years ended December 31, 2011 and 2012 from our consolidated financial statements not included in this Annual Report. We prepare our consolidated financial statements in conformity with IFRS. The results for 2015 included the effects of presenting Dor Alon and Naaman as operations designated for sale, are presented at the lower of their carrying amount and fair value less cost to sell deconsolidation of Mega Retail, and the effects of the plan of recovery and arrangement of Mega Retail in the Lod District Court. The selected financial results for the years 2011 through 2014 have been restated accordingly. You should read the selected consolidated financial data together with the section of this Annual Report titled “Item 5. Operating and Financial Review and Prospects”, our consolidated financial statements included elsewhere in this Annual Report, the related notes, and the independent registered public accounting firm’s report.

	For the year ended December 31,
Statement of Income Data In accordance with IFRS:	2011	2012	2013	2014	2015	2015(1)
	NIS (in thousands, except per ordinary share or ADS data)					$
Revenues	89,778	67,924	1102,666	96,548	205,529	52,673
Cost of revenues	22,973	45,664	74,388	73,553	57,634	14,769
Gross profit	66,805	22,260	28,278	22,995	147,895	37,904
Selling, general and administrative expenses	104,899	104,900	92,004	87,242	104,890	26,882
Other gains	4,569	248	3,131	60,899	6,113	1,567
Other losses	(8,451)	2,605	(3,003)	(35,575)	(57,983)	(14,860)
Increases in fair value of investment property, net	41,913	7,778	45,521	49,894	57,464	14,727
Share in gains of associates	3,321	65,335	17,253	20,034	2,646	678
Operating profit (loss) before loss in respect of guarantees to Mega	3,258	(6,673)	(824)	31,005	51,245	13,134
Loss in respect of guarantees to Mega	-	-	-	-	(137,553)	(35,252)
Operating profit (loss)	3,258	(6,673)	(824)	31,005	(86,308)	(22,118)
Finance income	101,687	18,263	21,021	20,626	34,648	8,880
Finance expenses	(174,505)	(169,632)	(188,406)	(134,434)	(95,022)	(24,352)
Finance expenses, net	(72,818)	(151,368)	(167,385)	(113,808)	(60,375)	(15,472)

Loss before taxes on income	(69,560)	(158,041)	(168,209)	(82,803)	(146,683)	(37,590)
Taxes on income	48,500	10,175	23,658	69,676	5,071	1,300
Loss from continuing operations	(118,060)	(168,216)	(191,867)	(152,479)	(151,754)	(38,890)
Profit (loss) from discontinued operations	201,773	190,581	74,459	(225,482)	(1,198,173)	(307,065)
Net income (loss) for the year	83,713	22,365	(117,408)	(377,961)	(1,349,927)	(345,955)

Loss from continuing operations
Attributable to:
Equity holders of the Company	(129,240)	(201,324)	(212,834)	(197,588)	(214,314)	(54,925)
Non-controlling interests	11,180	33,108	20,967	45,109	62,560	16,035
	(118,060)	(168,216)	(191,867)	(152,479)	(151,754)	(38,890)

Profit (loss) from discontinued operations
Attributable to:
Equity holders of the Company	188,753	183,193	67,139	(234,190)	(1,055,035)	(270,382)
Non-controlling interests	13,020	7,338	7,320	8,708	(143,138)	(36,683)
	201,773	190,581	74,459	(225,482)	(1,198,173)	(307,065)

Earnings (loss) per Ordinary share or ADS attributable to equity holders of the Company:
Basic and diluted
Continuing operations	(1.96)	(3.05)	(3.23)	(2.99)	(3.25)	(0.83)
Discontinued operations	2.86	2.78	1.02	(3.55)	(16.00)	(4.09)
	0.90	(0.27)	(2.21)	(6.54)	(19.25)	(4.92)
Cash dividends declared per ordinary share or ADS	1.13	-	-	-	-	-
Number of Ordinary Shares Outstanding at the end of each year: (2)	66,043,315	65,954,427	65,954,427	65,954,427	65,954,427	65,954,427

(1)	The translation of the NIS amounts into dollars has been made for the convenience of the reader at the representative exchange rate prevailing at December 31, 2015 (NIS 3.902 =$1.00), as published by The Bank of Israel. During 2015, the US dollar increased in value vis-à-vis the NIS by approximately 0.33%.
(2)	After deduction of treasury shares.

	At December 31,
	2011	2012	2013	2014	2015	2015
	NIS (in thousands)					$(1)
Balance Sheet Data:
In accordance with IFRS
Working capital (deficit)	(494,401)	(660,255)	(596,090)	(828,975)	(648,252)	(166,134)
Total assets*	9,094,217	9,213,254	9,162,484	8,564,160	6,744,025	1,728,351
Short term credit from banks and others and current maturities of debentures	1,561,296	1,933,295	1,691,255	1,524,903	1,245,334	319,153
Long term debt, net of current maturities	3,657,957	3,415,683	3,672,577	3,563,611	1,757,536	450,419
Total equity	1,546,226	1,587,549	1,485,015	1,141,789	652,828	167,306

(1)	The translation of the NIS amounts into dollars has been made for the convenience of the reader at the representative exchange rate prevailing at December 31, 2015 (NIS 3.902 = $1.00), as published by The Bank of Israel.

*	Total assets of "disposal group" classified as held for sale amounted to NIS 2,744 million (U.S. 703.3 million) and total liabilities of "disposal group" classified as held for sale amounted to NIS 2,077.9 million (U.S $532.5 million) in 2015.

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors.

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

Risks Related To Our Business as a Whole

There is substantial uncertainty whether we will continue operations, in which case you could lose your entire investment, and our auditors have issued a going concern opinion. If we are not able to reach a debt settlement with our material creditors, we will have liquid available sources sufficient for financing our current operations for a few months, and we may be forced to file for a stay of proceedings and cease operations.

There is substantial uncertainty whether we will continue operations, and our auditors have issued a going concern opinion in their report on our consolidated financial statements for the fiscal year ended December 31, 2015. We have aggregate bank debt of approximately NIS 522 million, comprised of direct debt in the sum of NIS 231 million, and the remaining amount of approximately NIS 291 million representing guaranteed debt mostly on behalf of Mega Retail. In addition we have debt of approximately NIS 380 million par value owed to holders of our Series C Debentures, and approximately NIS 96 million to holders of our gift certificates. We are currently in breach of the financial covenants covering our long-term bank debt, and we did not pay principal on our Series C Debentures in November 2015 as required. The holders of the Series C Debentures have instructed the Series C Debenture trustee to put for immediate repayment the full balance of the Company's debt to the holders of the Series C Debentures. The immediate repayment decision will enter into effect without further decision at the earlier of transfer of the control of the Company directly or indirectly (including by change in the control in the controlling shareholder) without the consent of the holders of the Series C Debentures or an application is not filed with the court to convene meetings for the approval of the debt arrangement between the Company and its financial creditors. At this stage, the entry into effect of the immediate repayment decision was extended to May 18, 2016. If the immediate repayment decision were to become effective, it could have a material adverse effect on our liquidity and operations and our ability to continue as a going concern.

We and our bank lenders have agreed on terms of renewal of existing on-call loans from the bank lenders to us. This agreement by the bank lenders is subject to no other creditors either accelerating their debt for immediate payment or not renewing their on-call loans to us. If any of the bank lenders accelerate their debt for immediate payment or do not renew their on-call loans, our assets may not be sufficient to satisfy our obligations to our debtors, our liquidity would be materially affected, and we may be forced to file for a stay of proceedings and cease operations. Lastly, we have outstanding guarantees to lessors of real estate properties, suppliers, supplier credit insurers, employees, and claims made by Mega Retail’s trustees, which if materialized, may require us to make substantial payments of on account of these guarantees.

We have cash and cash equivalents of approximately NIS 59 million as of May 8, 2016 which are not sufficient to repay our outstanding indebtedness. On May 8, 2016 we filed a motion with the District Court in Lod, Israel to convene meetings of our financial creditors and shareholders for approval of a debt settlement based on the Ben Moshe Proposal. See “Item 4. Information on the Company – A. History and Development of Alon Blue Square - Offer to Acquire Holdings of Alon Oil in the Company”. Our ability to continue as a going concern is dependent on approval of the Debt Arrangement by the financial creditors followed by approval by the District Court in Lod, Israel, and satisfaction of other conditions. If we and Mr. Ben Moshe are not be able to enter into a debt settlement with our material creditors on reasonable commercial terms or at all, we will have liquid available sources sufficient at the most for financing our current operations for a few months (provided that no extraordinary events occur), and our assets may not be sufficient to satisfy our obligations to our debtors. In such event, our liquidity would be materially affected, we may have limited time to realize our assets, and we may be forced to file for a stay of proceedings and cease operations.

As a result, there is substantial risk that you could lose the entire amount of your investment in our company.

If the Debt Arrangement based on Ben Moshe's Proposal does not close, there is substantial uncertainty whether we will be able to continue operating as a going concern, in which case you could lose your entire investment. In addition to the debt arrangement, Mr. Ben Moshe will need to inject additional funds into our company in order for us to continue our operations and repay our debts.

Mr. Moti Ben Moshe has offered to acquire the approximately 72.71% direct and indirect interest in Alon Blue Square held by our controlling shareholder, Alon Israel Oil Company Ltd., or Alon, and the proposal has been accepted by Alon's board of directors subject to the satisfaction of various closing conditions. As part of the Debt Arrangement based on the Ben Moshe Proposal, Ben Moshe would commit to inject up to NIS 900 million into our company, including NIS 300 million upon closing, which we would use to pay our financial creditors as an initial debt repayment on account of the overall financial debt and thereafter the financial debt would be paid upon a set repayment schedule. See “Item 4. Information on the Company – A. History and Development of Alon Blue Square - Offer to Acquire Holdings of Alon Oil in the Company”. Within the framework of the initial injection of NIS 300 million upon closing, additional amounts may be injected as agreed between the Company and Ben Moshe in order to address the Company's immediate cash flow needs.

The Debt Arrangement based on the Ben Moshe Proposal is subject to the satisfaction of various conditions, including approval by the Company's financial creditors, shareholders, the Israeli court, and reaching a new debt arrangement for Mega Retail.

On May 10, 2016, the trustees of Mega Retail submitted to the court in Lod, Israel a motion in which they chose the offer of Bitan Wines Ltd. among the offers that were submitted to them for the acquisition of Mega Retail (Ben-Moshe submitted one of the offers).  It is understood that there is no certainty that the court will approve the motion of the Mega Retail trustees to convene meetings and/or that the offer of Bitan Wines as part of an arrangement for Mega Retail will be consummated.  Therefore, as of the date of this Annual Report, we cannot estimate the ramifications such notice of the trustees of Mega Retail. For more information, see “Item 4. Information on the Company – A. History and Development of Alon Blue Square - Offer to Acquire Holdings of Alon Oil in the Company”.

There is no guarantee that this transaction will close. If the transaction does not close, we will not have sufficient funds to repay our outstanding indebtedness, we may be forced to file for a stay of proceedings and cease operations and you may lose the entire amount of your investment in our company. Even if the Ben Moshe Proposal does close, he will need to inject additional funds into our company in order for us to continue our operations and repay our debts.

If all or certain parts of the claims submitted to the courts by the trustees of Mega Retail are accepted, we may be unable to pay our outstanding debts, which would have a material adverse effect on our liquidity and operations and our ability to continue as a going concern.

On March 9, 2016 the court-appointed trustees of Mega Retail submitted a claim with the District Court of Lod, Israel requesting the court to order us to pay approximately NIS 117 million alleging that we did not satisfy our obligations to inject funds into Mega Retail under Mega Retail's plan of recovery. In other court filings, the trustees also made other allegations, including that we must pay approximately NIS 300 million on account of bank loans to Mega Retail that we guaranteed or are jointly-owned and that we would have no right of recovery against Mega Retail following such payment and that we owe an estimated NIS 300 million in the aggregate on account of Mega Retail's employees, suppliers, credit insurers and lessors and on account of a dividend distributed by Mega Retail in 2013. The trustees also alleged that we owe Mega Retail on account of the claim by the other shareholder in Mega Retail's subsidiary Eden Teva and other claims regarding the lease payments made by Mega Retail to Blue Square Real Estate Ltd. The trustees further allege that we should have issued options to Mega Retail's suppliers under Mega Retail's plan of recovery and arrangement and that we conducted the business of Mega Retail with insufficient capital.

For more information regarding the plan of recovery, see “Item 4. Information on the Company – A. History and Development of Alon Blue Square – Mega Retail’s Plan of Recovery” and “Item 4. Information on the Company – A. History and Development of Alon Blue Square –Legal proceedings initiated by the trustees of Mega Retail against us.”

In the event all or part of the claims made by the trustees are accepted by the court, we will be required to obtain the consent of our financial creditors in order to satisfy our obligations. Even if we obtain such consent, we will be required to sell assets in order to satisfy these obligations and we may be unable to fully repay such obligations.

As a result, our liquidity and operations would be materially affected, and we may be unable to continue operating as a going concern.

We are exposed to third party claims for a significant amount of Mega Retail's outstanding debt and liabilities. If we are found liable to satisfy these debts and liabilities it could have a material adverse effect on our liquidity and operations and our ability to continue as a going concern.

We are exposed to actual and potential third party claims for a significant amount of Mega Retail's outstanding debt and liabilities. This includes social security (bituach leumi) payments due on account of employees of Mega Retail, outstanding VAT obligations for which we have joint and several liability with Mega Retail, guarantees extended by us to lessors and credit insurers of Mega Retail, payment obligations under various Mega Retail property leases and management agreements to which we are a party, real estate taxes, water expenses, municipal fines, and other obligations for which we may be liable because we were a party to various Mega Retail leases which were not fully transferred under Mega Retail's name at the time our food retail operations were transferred to Mega Retail in 2009. In addition, we are exposed to payments on account of guarantees we extended and obligations we incurred on behalf of Mega Retail prior to its plan of recovery and as part of Mega Retail's plan of recovery. Many of the third party claims are subject to dispute, and therefore it is unclear what we would be required to pay and when we would be required to make any payments.

In the event we are unable to repay all or a significant part of the outstanding debt and liabilities described above, there would be substantial uncertainty whether we will be able to continue operating as a going concern.

Delays or inability to sell our assets at all or on commercially reasonable terms in the event the Ben Moshe Proposal is not closed could significantly harm our financial condition and our ability to satisfy our debts in a timely manner.

In order to repay our outstanding debts in a timely manner, and unless the Ben Moshe Proposal is closed under its current terms we are required to sell some of our assets. Since the court approval of Mega Retail's Plan of Recovery, we have sold our holdings in Diners Club Israel Ltd. to Israel Credit Cards Ltd., and our board of directors has approved the sale of our shareholdings in our subsidiary, Dor Alon. Our ability to satisfy our debt obligations is dependent upon our ability to sell our assets on commercially reasonable terms.

In addition, the Ben Moshe Proposal required that until the transaction closing date, we and our controlled companies will not carry out any disposition of our and their assets and/or any act to foil the purchase of control and debt arrangement, or otherwise Mr. Ben Moshe will have the right to cancel his commitments. We have therefore suspended promoting the sale of our assets, in order not foil the possibility of admitting the potential buyer.

Following reports in connection with the Ben Moshe Proposal, the trustee for BSRE's Series E bonds notified BSRE that, based on a legal opinion it received regarding the definition of "the current controlling shareholder" contained in the deed of trust for the Series E Bonds, in the event of a transfer of control in the Company or , a meeting of the Series E Bondholders should be convened for the purpose of obtaining Series E Bondholder approval prior to a sale by Alon of its holdings on the Company. Additionally, in the event our holdings in BSRE drop below 50%, the holders of Series E Debentures of BSRE have the right to declare all outstanding amounts due and payable. This right would restrict our ability to sell our holdings in BSRE without the consent of such holders.

In the event we are unable to sell our holdings in Dor Alon (fully or partially) or any other assets in a timely manner and on commercially reasonable terms, we may be unable to repay a significant portion of our outstanding indebtedness and may have a material adverse effect on our liquidity and ability to continue operating as a going concern.

The proposed framework for debt repayment with our financial creditors imposes financial and operational restrictions on us which may adversely affect our ability to raise capital and/or sell our assets in the future

We reached a proposed framework for debt repayment with most of our financial creditors in November 2015 under which we agreed, among other things, to impose liens on our shareholding in Mega Retail, Dor Alon, and 50.1% of BSRE. In addition, any sale of such shares will require the approval of the holders of Series C Debentures and holders of 75% of our bank debt, and we are restricted from selling an amount of BSRE shares which would cause our holdings in BSRE to fall below 50.1%. The proposed framework restricts us from incurring obligations beyond the existing ones (unless such new obligations will repay existing ones), and requires us to adopt managerial cost cutting measures. For more information regarding our proposed framework, see “Item 4. Information on the Company – A. History and Development of Alon Blue Square – Proposed Framework for Debt Repayment”.

These and other restrictions detailed in the proposed framework limit our ability to operate and may have a substantial effect on our ability to raise capital and/or sell our assets in the future.

Our agreement with the holders of our Series C Debentures places restrictions on us which constrain our ability to develop our operations and may have a material adverse effect on our liquidity.

Under our agreement with the holders of our Series C Debentures, until the occurrence of certain events detailed therein, we agreed, among other things, not to distribute any dividends with the prior approval of the holders of our Series C Debentures' representative, notify the Series C trustee of our intention to enter into an arrangement with any financial creditor and/or change the terms of loans or credit extended to us and/or obtain new credit in excess of NIS 5 million, notify the Series C trustee prior to an agreement to dispose of any rights in material assets, notify the Series C trustee in advance of the imposition of liens on our assets, and deliver relevant information to enable the holders of our Series C Debentures to review our financial status. For more information regarding our arrangement with the holders of our Series C Debentures, see “Item 4. Information on the Company – A. History and Development of Alon Blue Square – Undertaking Agreement with the holders of our Series C Debentures”.

These restrictions may severely constrict our ability to develop our business and adversely affects our operations.

If we do not satisfy the NYSE requirements for continued listing, our ADS could be delisted from NYSE.

The listing of our ADSs on the New York Stock Exchange Inc. is contingent on our compliance with the NYSE's conditions for continued listing. One such condition is that our average total market capitalization is not less than $50 million over a 30-day trading period and our shareholders' equity is not less than $50 million. On October 1, 2015 the NYSE notified us of our noncompliance with this continues listing standard and set a period of 90 days to submit a business plan that demonstrates compliance with this standard, and 180 days in order to regain compliance. We submitted the requisite business plan to the NYSE on January 3, 2016. On February 16, 2016 the NYSE notified us that the business plan was accepted. The NYSE will continue to review our regularly scheduled financial reporting cycle during an 18 month period from October 1, 2015 in order to examine compliance with the goals and initiatives outlined in the business plan.

Failure to implement or achieve the financial and operational goals outlined in our business plan or any of the minimum listing standards (such as having an average global market capitalization over a 30-day period of over $15 million) will result in us being subject to NYSE trading suspension at the point the initiative, goal, or standard is not met. Upon such an occurrence we may be delisting by the NYSE. We may also be subject to immediate suspension and delisting if the NYSE determines that we have filed or have announced an intent to file for relief under any provisions of any bankruptcy laws. In the event our ADSs are no longer listed for trading on the NYSE we will have decreased exposure in foreign markets and experience further difficulties in raising capital which could materially affect our operations and financial results.

We may have commitments to issue additional shares which would dilute your holdings and may lower the trading price of our securities.

The Mega Retail plan of recovery included a commitment to conduct a rights offering in order to raise at least NIS 150 million from our shareholders, of which Alon Israel, our largest shareholder, would commit to invest its share (approximately NIS 110 million). The plan also provides that large suppliers and service providers of Mega Retail would be able to convert the deferred debt owed to them by Mega Retail into our ordinary shares during a period of five months commencing seven days from the closing of our contemplated rights offering. During the first two months, the large suppliers would be able to convert their deferred debt into our ordinary shares at the price per share in our rights offering and during the remaining three months, the conversion price would be the higher of (i) 120% of the price per share in our rights offering and (ii) the average closing price of our shares during the 30 trading days prior to conversion.

It is our position that following the court appointment of trustees for the operation of Mega Retail that the obligation to conduct a rights offering and grant debt conversion rights to suppliers have been extinguished. However, the District Court of Lod, Israel may rule that these commitments are still in effect.

Under our proposed framework for debt repayment with our material creditors, and under the Ben Moshe Proposal, we would be required to issue shares to our financial creditors which will constitute, in the aggregate, 10% of our share capital, following the abovementioned rights offering. Under the Ben Moshe Proposal, it is also contemplated to issue shares of our company to the trustees of Mega Retail and to Mr. Ben Moshe, See “Item 4. Information on the Company – A. History and Development of Alon Blue Square - Offer to Acquire Holdings of Alon Oil in the Company”.

These share issuances would cause your proportional holdings in our company to decrease and may result in an immediate decrease in the market value of our ordinary shares and ADSs. In addition, the trading price of our ordinary shares and ADSs may fluctuate substantially as a result of the share issuance described above.

We may be required to immediately repay an NIS 50 million loan to BSRE under our deposit of cash balances agreement with BSRE. In the event we don't pay such amounts we may lose our controlling interest in BSRE.

We currently owe BSRE NIS 50 million under our Deposit of Cash Balances Agreement with BSRE. Our obligations to BSRE under this agreement are secured by a pledge of shares that we hold in BSRE. We may be required to immediately repay these loans at any time to BSRE. In the event BSRE demands repayment of these amounts (and depending on the value of BSRE's shares at the time we exercise), we may be unable to fulfill these obligations and BSRE may elect to foreclose on the pledge.

Economic conditions in Israel affect our financial performance.

The financial performance of each of our operating segments is dependent to a significant extent on the economy of Israel.

For our BSRE segment, we value our yield-generating real estate property at fair value according to IAS 40 and changes to the fair value of our real estate are reflected in our consolidated financial statements. The fair value of our properties could be impacted by a number of factors, including the global economic and financial market crisis, as well as the retail sector in Israel because most of our assets are intended for retail businesses. Reductions in the fair value of our real estate may materially adversely affect our financial results.

The financial performance of our Naaman segment is also dependent to a significant extent on the economy of Israel. Global economic instability and uncertainty affected our non-food and wholesale business in the past by causing a slowdown in the growth of private consumption, which affected the growth of our houseware, home textile, toys and leisure businesses. Economic instability, uncertainty or slowdown could also affect the growth of our Naaman businesses in the future.

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

As of March 31, 2016, Alon owned, directly and indirectly through Alon Retail Ltd., approximately 72.71% of our outstanding ordinary shares. So long as Alon, or any successor to its shareholdings in Alon Blue Square, continues to own beneficially more than 50% of our outstanding ordinary shares and voting power, it will be able to control the outcome of matters requiring shareholder approval that do not require a special majority, including the election of all our directors, other than our two external directors whose election, under the Israeli Companies Law, requires that a majority of the non-controlling shareholders who participate in the vote, vote for their appointment, or that the total number of shares of non-controlling shareholders that voted against their appointment does not exceed two percent of the aggregate voting rights in the Company.

Increase in employee minimum wage in Israel may adversely affect the value of our assets.

A substantial portion of the wages of the employees of Dor Alon and Naaman is adjusted upon changes to the minimum wage in Israel. Under Israeli law, the minimum wage, which is increased from time to time as a result of various economic parameters and updating of employee-union agreements, equals approximately 47.5% of the average wage for an employee in Israel, unless otherwise determined by government regulations. As of April 1, 2016, the minimum wage was NIS 4,650 or approximately $1,192, with further increases to NIS 5,000 until the beginning of 2017. In addition, collective bargaining agreements have imposed a higher minimum wage for certain industries, such as cleaning employees and security employees. A large part of the employees of Dor Alon and Naaman receive minimum wage such that corresponding increases in minimum wage in the future will increase their labor costs and thus may adversely affect the value of our assets.

We own a majority interest in our subsidiaries. As a majority shareholder, we owe fiduciary duties to the non-controlling shareholders of our subsidiaries and have to share dividends and distributions with these non-controlling shareholders.

Our main subsidiaries, as of March 31, 2016 are BSRE, in which we own a 53.92% interest, Naaman, in which we own 77.51% interest (through Bee Group), and Dor Alon, in which we own an approximately 63.13%, all three which are traded on the Tel Aviv Stock Exchange. Substantially all the ordinary shares of these companies that are not owned by us are publicly held.

In order to satisfy whatever fiduciary obligations we may have under applicable law to the non-controlling shareholders of our partially owned subsidiaries, we endeavor to deal with each of these subsidiaries at “arm’s-length.” Some transactions between us and any of these subsidiaries, including any cancellation of such transactions, require the approval of the audit committee, the directors, and, under certain circumstances, approval of the shareholders of the subsidiary by special vote and are subject to the receipt of applicable permits and approvals. In addition, any dividend or distribution from a subsidiary requires the approval of the directors of that subsidiary, and may be subject to restrictions imposed by loan and other agreements to which they are parties.

 Rights to filling stations in the Dor Alon chain and Naaman stores are subject to agreements with third parties who may not renew the agreements or worsen their terms, which could affect our share in their market value.

The majority of the real estate underlying the filling stations of Dor Alon and the Naaman Group stores are leased from third parties with whom we have entered into agreements to rent such properties. Upon the expiration of such agreements, the owners of the stations and stores may not renew their agreements with Dor Alon and Naaman Group and enter into agreements with other companies, or worsen the terms of the agreements, either of which would result in a loss of profits since these companies are held for sale and presented at their market value.

Increases in oil, electricity, raw material and product prices may affect the value of our assets.

The sharp fluctuation in oil prices in recent years has led to the fluctuation in the electricity prices and the price of raw materials used in the plastic packing industry. We cannot assure you that the suppliers of our subsidiaries will not raise prices in the future. Increase in oil, raw material and product prices would impose significant expenses and costs on our subsidiaries, which could have an adverse effect on the value of our assets.

Fluctuations of inflation may adversely affect our financial expenses and value of our assets.

Our non-financial assets and equity are not adjusted for inflation in Israel, while the repayment of interest and principal of part of our loans and debentures are adjustable, linked to changes in the Israeli consumer price index, as provided in our loan and debenture agreements. As a result, an increase in inflation in Israel would have the effect of increasing our financial expenses without any corresponding offsetting increase in our assets and revenues in our consolidated financial statements, leading to lower reported earnings and equity. The extent of this effect on our consolidated financial statements would be dependent on the rate of inflation in Israel. We have an excess of CPI-linked liabilities over CPI-linked assets (mainly in respect of outstanding debentures). From time to time, we engage in transactions to hedge a portion of this inflation risk through NIS – CPI swaps in order to reduce our risk to inflation, although we do not eliminate the risk of inflation.

In addition, some of our operating expenses are either linked to the Israeli consumer price index (such as lease payments payable by us under various real estate property leases in connection with our operations) or are indirectly affected by an increase in the Israeli consumer price index. As a result, an increase in the inflation rate in Israel would have the effect of increasing our operating expenses, thereby affecting the value of our assets. The extent of this effect on the value of our assets depends on the rate of inflation in Israel.

In addition, BSRE, our 53.92% subsidiary, is exposed to modifications of the construction valuation index, which may affect constructions costs.

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

Fluctuations in the capital markets may affect our subsidiaries' ability to raise funds in order to finance their operations and to refinance their debt and effect their ability to enter into additional operational fields.

Our subsidiaries fund their operations from a variety of sources, including from operating activities and by raising capital from banks and the capital markets. From time to time, our subsidiaries refinance a portion of their debt and issue new debentures to fund new projects. Adverse change in capital market conditions, specifically in the demand for debentures and debentures yield, or new regulations in the capital market may adversely affect their ability to raise funds in order to finance their operations and refinance their debt, and affect their ability to enter into additional operational fields, and distribute dividends to us, any of which may materially adversely affect their financial results and their ability to operate.

Volatility of our share and ADS price could adversely affect our shareholders.

 The market price of our ordinary shares and ADSs could be volatile and could be subject to fluctuations in response to numerous factors, including the following:

•	our ability to satisfy our obligations to our financial and other creditors;
•	acceptance by the court of the claims of the trustees of Mega Retail;
•	sale by Alon of its holdings in the Company;

•	future equity issuances under the Plan of Recovery and arrangement with our creditors;
•	financial results of our subsidiaries;
•	delisting from the New York Stock Exchange;
•	changes in financial estimates by securities analysts;
•	conditions or trends in our business;
•	the political, economic, security and military conditions in Israel; and
•	additions or departures of key personnel;

Many of these factors are beyond our control and may materially adversely affect the market price of our ordinary shares and ADSs, regardless of our performance.

Volatility of the price of our securities on the New York Stock Exchange or the Tel Aviv Stock Exchange is likely to be reflected in the price of our securities on the other market. In addition, fluctuations in the exchange rate between the NIS and the dollar may affect the price of our ordinary shares on the Tel Aviv Stock Exchange and, as a result, may affect the market price of our ADSs on the New York Stock Exchange.

Currency fluctuations might affect the value of our assets and translation of operating results.

Any devaluation of the NIS against various non-Israeli currencies in which we or our suppliers pay for imported goods has the effect of increasing the selling price of those products which we sell in Israel in NIS and thereby our operating results. Dor Alon is exposed to fluctuations in the US dollar - NIS exchange rate due to credit that Dor Alon obtains from its suppliers (mostly from oil refineries in Israel which is linked to the US dollar). Depreciations of the NIS - US dollar exchange rate could materially adversely affect Dor Alon’s financial results. This devaluation would have a greater effect on Naaman because a higher proportion of the goods that Naaman sells are acquired from overseas suppliers. Any devaluation of the NIS would also cause an increase in our expenses as recorded in our NIS denominated financial results even though the expenses denominated in non-Israeli currencies would remain unchanged.

In addition, because our financial results are denominated in NIS and are translated into US dollars for the convenience of US investors, currency fluctuations of the NIS against the US dollar may impact our US dollar translated financial results.

Also see “Item 3. Key Information – D. Risk Factors – Risks Related To Our Business as a Whole – Increases in oil, electricity, raw material and product prices may affect value of our assets.”

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

Additionally, we may and our subsidiaries may be subject to breaches of cyber security which may cause interruptions in our or our subsidiaries' service or allow unauthorized third parties to access our or our subsidiaries' customers' personal data. In the event of such a cyber security breach, we or our subsidiaries may need to make a significant investment to fix or replace our or our subsidiaries' IT systems, and we or our subsidiaries may face costly litigation, government investigations, government enforcement actions, fines and/or lawsuits. In addition, our and our subsidiaries' brand and reputation, as well as our and our subsidiaries' relationships with customers, may be negatively impacted.

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

As a result of the scope and magnitude of our operations we and our subsidiaries are subject to the risk of a large number of lawsuits, including class action suits by consumers and consumer organizations. These actions are costly to defend and could result in significant judgments against us or our subsidiaries. Recent years have been characterized by a substantial increase in the number of requests for certification of class actions filed and approved in Israel, including against us and our subsidiaries, and this trend is expected to continue. Currently, we and our subsidiaries are engaged in various material legal proceedings, many of which are for substantial amounts. Should these requests to certify lawsuits against us or our subsidiaries as class actions be approved and succeed, this may have a material adverse effect on our financial results and value of our subsidiaries. For a summary of legal proceedings against us, see “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Legal Proceedings.”

Risks Related To BSRE

BSRE is dependent to a significant degree on Mega Retail as a lessee of its properties. There is no guarantee that BSRE will continue to lease its properties on the same terms and there may be periods during which BSRE may not receive these payments.

As of the date of this annual report, BSRE's income from lease payments made by Mega Retail constitutes a significant portion of BSRE's income. Mega Retail is currently operated by court-appointed trustees following the issuance of a stay of proceedings with respect to Mega Retail. See note 5a to our consolidated financial statements. There is uncertainty regarding the outcome of Mega Retail's stay of proceedings and the sale of Mega Retail's supermarket branches. There is no assurance that BSRE will be able to continue to lease its supermarket branches on the same terms as currently leased. In addition, there may be periods during which BSRE may not receive lease payments. Any of the above may result in a decrease in BSRE's revenues which may materially adversely affect its financial results.

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

We own, through our subsidiaries, real-estate assets, most of which are currently used by our retail operation, and the remainder of which is leased to third parties or held for future development. These assets are subject to risks with regard to ownership of real-estate assets, including a slowdown in the Israeli yield-generating real estate market, evidenced by a decline in demand and surplus of supply of commercial properties, a reduction in the availability of credit sources, an increase in financing costs and/or stricter requirements by banks for providing such financing, which may have a material adverse effect on the real-estate markets, occupancy rates, rental fees and revenues from third parties and on the value of the assets in BSRE's financial statements. These risks include increase of operational costs, decline of the financial conditions of the lessees and additional factors which are beyond our control. Any of these risks could adversely affect our business.

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

Most of BSRE’s activities, including its residential and commercial wholesale market project in Tel Aviv, are largely financed from external sources. In the event that we relinquish control of BSRE due to need for liquidity, BSRE may be in default due to the change of control provisions contained in certain of its financial agreements with such external sources. To the extent such change of control occurs without the consent of BSRE's lenders, they may declare BSRE's loans immediately due and payable, triggering cross default provisions in other loan agreements. In addition, in the event that Alon sells control of the Company, the trustee for BSRE's Series E Debentures may take the position that such change of control constitutes an event of default under the Series E Debentures without the consent of the holders of the Series E Debentures.

In addition, we cannot be certain that BSRE will be able to obtain financing on favorable terms for its activities, and BSRE cannot be certain that its existing credit facilities will be renewed. In addition, an adverse change can occur in the terms of the financing that it receives. Any such occurrence could increase BSRE’s financing costs and/or result in a material adverse effect on the results of the Company and its ability to develop its BSRE business. As of December 31, 2015, BSRE had long term loans including debentures in the outstanding amount of approximately NIS 1.7 billion. The amount of long term loans currently outstanding may inhibit BSRE’s ability to obtain additional financing for its future capital needs, inhibit BSRE’s long-term expansion plans, increase its costs and adversely affect the price of its ordinary shares. For more information, see “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – BSRE Series D Debentures”.

The value of BSRE's securities portfolio may be adversely affected by a change in the capital markets, interest rates or the status of the companies in whose securities BSRE has invested.

As of December 31, 2015, BSRE held approximately NIS 140 million in Israeli corporate and government bonds with fixed interest rates, a portion of which are linked to the Israeli CPI. A decrease in the market value of these bonds or interest rates or a change in the status of the companies in whose bonds BSRE have invested could lead to a material increase in our net financing expenses.

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

Risks Related to Our Naaman segment

Naaman's financial results may be materially affected as a result of Mega Retail's plan of recovery and/or the sale of Mega Retail to third parties.

In 2015, Mega Retail was deemed a significant customer of Naaman. As a result of the stay of proceedings against Mega Retail and the appointment by the court of trustees for the operation of Mega Retail, the scope of sales from Naaman to Mega Retail have decreased from NIS 22 million in 2014 to NIS 14 million in 2015. As of the date of this annual report it is unclear that Naaman will continue to sell products to Mega Retail in 2016. As a result Naaman's profitability may be materially adversely affected.

We have outstanding debts to Bank Hapoalim secured by a majority of our shares in Naaman. If we are unable to repay this debt, Bank Hapoalim has the right to foreclose on the shares which would cause us to lose our control of Naaman and may materially affect our financial results.

According to Bank Hapoalim's records, as of March 31, 2016, Bee Group's outstanding debt towards Bank Hapoalim equals approximately NIS 23.8 million (not including interest, commissions, and linkage differentials). In order to secure the outstanding debt, Bank Hapoalim placed a lien on 60% of Naaman's ordinary shares (constituting 8,593,998958 ordinary shares) held by Bee Group. In the event the ongoing debt incurred towards Bank Hapoalim until May 31, 2016 are not repaid in full and on a timely basis, or upon the occurrence of an event of default, Bank Hapoalim would have the right to foreclose on these shares in Naaman.

Our financial results may be materially affected in the event we lose our majority interest in Naaman.

We are engaged in a highly competitive business. If we are unable to compete effectively against major non-food retailers and wholesalers, low-priced non-food retailers and wholesalers, and other competitors, our business will be materially adversely affected.

The merchandise we sell in our Naaman and wholesale business is varied, and we therefore compete in several different markets. Our “Naaman” and “Vardinon” stores compete in the houseware, home textile and accompanying accessories markets.

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

In addition, the barriers of entry are low in some of the markets in which our Naaman segment competes due to the price and availability of products from overseas suppliers, although the establishment of a network of stores throughout the country together with the required import and marketing of products requires a high level of investment. The entrance of new competitors may reduce our market share and may reduce the selling prices of our products and lead to a reduction in our profitability.

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

Our Naaman segment is dependent on Offis Textile Ltd. which provides us with dyed and printed fabrics. Delay in supply of products from, or a deterioration in the terms of trade with, Offis Textile may adversely affect our Naaman segment operation.

Disruptions of the Israeli ports may affect our ability to import products used in our Naaman business.

Our Naaman segment acquires most of its products from suppliers outside of Israel, and most of its products are imported via the sea. A prolonged general strike, shutdown or a disruption of any of the Israeli ports for an extended period of time, including as a result of a military conflict, would affect our ability to import such products or increase their prices. In addition, since the peak selling season of some of our Houseware and Textile stores is before or during the holidays, disruptions in the ports before or during such holiday seasons may adversely affect our sales and financial results.

Political and economic conditions in China may affect the operating results of our Naaman segment.

Most of our Naaman segment’s imports are from suppliers located in China. Because most of the products sold by our Naaman segment are manufactured in and imported from China, its activity may be affected by changes in the political and economic conditions in China. For instance, any material change in the NIS-US dollar or the NIS-Chinese Yuen currency exchange rates may increase our manufacturing costs and increase the price of those imported products from China.

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

Our Naaman segment profitability is significantly influenced by the cost of raw materials and cost of sales. Increase in these factors may adversely affect our operational results.

Our Naaman segment is exposed to fluctuations in the cost of raw materials used to manufacture our products, which affect the cost of our products. We monitor the price volatility and may speed up or delay orders in cases we identify trends of increases or decreases in the price of raw materials and products and adjust the sale price accordingly. Additionally, the cost of goods of our Naaman segment products is a fundamental component in the pricing of these products and the volume of sales and profit margins. Most of our Naaman segment products are imported (directly by us or by our suppliers). Cost of goods are affected or may be affected by changes in the rate of import tariffs, especially a change in import tariffs in the Far East, costs of raw materials, changes in shipping rates and changes in foreign currency exchange rates (mainly US dollar and Chinese currency). An increase in the price of raw materials or cost of goods may adversely affect our operational results.

Risks Related To Our Dor Alon Segment

Fluctuations in the price of petroleum products and increases in excise tax rates may have a material adverse effect on the earnings and profitability of Dor Alon and increase its need for financing.

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

The excise tax component of certain fuel prices such as diesel oil, kerosene and gasoline is significant. Excise tax is imposed directly on fuel companies at the time of sale of fuel to customers and is generally payable within 10 days after the sale, while the credit line provided by Dor Alon to its customers is significantly longer. As Dor Alon’s working capital requirements increase due to the increases in excise taxes, it will be required to procure additional credit facilities and incur additional financing expenses. Dor Alon may be unable to obtain additional financing on reasonable terms or at all. Failure to obtain additional credit facilities would have a material adverse effect on the business, financial condition and results of our operations.

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

The LPG price for refineries is determined by the Fuel and Gas Administration at the end of each month for the following month. In May 2013, the Fuel and Gas Administration notified its intent to impose price controls for LPG sales to the private sector. In June 2015, new ordinances became effective which require Dor Alon to publish, on its website, a list of the average prices charged to its private customers. As of the date of this Annual Report, this requirement has not had a material adverse effect on Dor Alon’s operation results.

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

On June 12, 2015 new regulations entered into effect under which Dor Gas is required to publish, on its website, a list of the average prices collected from private customers in every local municipal council. As of the date of this report, these regulations have had no material effect on Dor Alon.

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

Currently, accepted practice in the fuel marketing industry in Israel is to grant customers (especially fleet customers and commercial customers) a credit line for the purchase of products for extended periods without any security interest. Beginning in 2012, Dor Alon reduced the credit line for its customers. During 2015, Dor Alon had an average of NIS 464 million in outstanding customer credit (26 credit days) in the Filling Stations and Convenience Stores operation, and an average of NIS 276 million in outstanding customer credit (89 credit days) in the Direct Marketing operation. As a result of customer credit, we are exposed to the risk of delayed collections and nonpayment of debt.

Increases in the price of petroleum products and in excise taxes as well as economic slowdown may lead to a potential increase in the exposure to credit risks and an increase in Dor Alon’s financing expenses which may limit Dor Alon’s ability to conduct its business.

Political, economic and military instability in Israel may impede Dor Alon’s ability to operate and harm its financial results.

In addition to the risks described above in the risk factor entitled “Risks Related To Our Business As A Whole - Political conditions in Israel affect our operations and may limit our ability to sell our products”, the security situation in Israel tends to affect recreational activities of private automobile owners in Israel, and as a result, affects their consumption of petroleum products. Deterioration in the security situation causes a decrease in the consumption of petroleum products in Israel.

In addition, the general security situation in Israel affects the incoming and outgoing tourist industry in Israel and the airlines’ volume of activity, which in turn affects our activities in supplying jet fuel to these airlines.

Enacting legislation, establishment of government committees and protests against high cost of living may adversely affect our business.

In response to increased public awareness of the high cost of living, the Knesset has raised the priority of reducing the cost of living in Israel and has begun the process of enacting legislation, including by way of establishment of government committees, in order to address this issue. These developments could materially adversely affect our ability to open new convenience stores and the profitability of our existing convenience stores. For additional information on this matter, see “Item 4. Information on the Company – B. Business Overview – Dor Alon Segment”.

Dor Alon is dependent on fuel suppliers, an event of a consistent operational failure in the sites of the fuel product suppliers may lead to a failure in Dor Alon’s ability to conduct its business and materially impact its profitability.

Dor Alon, like other fuel companies in Israel, is dependent on Oil Refineries Ashdod (“ORA”) and ORL for the supply of refined petroleum products. Since Dor Alon has limited fuel storage capacity, if the oil refineries fail to supply refined petroleum products or supply them at noncompetitive prices, Dor Alon may be unable to conduct its business and its profitability may be materially impacted. In addition, Dor Alon would have to increase the amount of refined petroleum products it imports. There is no certainty regarding the ability of Dor Alon to purchase these products at competitive prices.

A safety event in Dor Alon’s operation sites or in the customers’ sites (direct marketing) may cause severe damages and expose Dor Alon to legal claims and damage its reputation.

Dor Alon's results depend on its ability to identify and mitigate the risks and hazards inherent to operating in the fueling industry. Dor Alon seeks to mitigate these operational risks by designing and building its sites in accordance with industry standards, and conducting its activities in a safe and reliable environment. However, failure to manage these risks effectively could impair Dor Alon's ability to operate and result in unexpected incidents, including fires, explosion, mechanical failures or other safety event, which may be expose Dor Alon to severe damage to or destruction of property, natural resources and equipment, which could lead to significant legal claims and damage to its reputation. These events may materially adversely affect Dor Alon's profitability and financial condition.

Significant natural or other disasters in Dor Alon’s sites or its costumers’ sites (in respect of the gas operations) might damage Dor Alon’s operations continuity and damages its profitability.

Dor Alon's operations could be disrupted by natural or human causes beyond its control, including physical risks from severe storms, floods, and other forms of severe weather, war accidents, civil unrest, political events, earthquakes, system failures, and terrorist acts. If any of these occur, it could result in the suspension of operations of Dor Alon or harm people or the natural environment, which could damage Dor Alon's profitability.

The absence of a comprehensive process or set of procedures to recover or protect its operational sites and data may cause Dor Alon damages in its operational and business continuity and damage its brand and profitability.

Dor Alon does not currently have a comprehensive process or set of procedures to recover or protect its operational sites or data in the event of a major incident which would materially limit its ability to continue operating its business. In the event of a major incident that limits the ability of Dor Alon to operate its business, there may be significant disruptions in the continuity of Dor Alon's business which may adversely affect its brand and profitability.

Risks Related To Mega Retail

If the trustees of Mega Retail are unsuccessful in selling Mega Retail at all or on reasonable commercial terms, it would increase our exposure to Mega Retail's debts and obligations which would materially affect our ability to continue operating as a going concern.

Following the filing of a stay of legal proceedings by Mega Retail with the District Court of Lod, Israel on January 17, 2016, the court appointed trustees for the operation of Mega Retail. The trustees commenced and later terminated a tender process for the sale of Mega Retail.

The trustees of Mega Retail may not be successful in selling Mega Retail at all, or on reasonable commercial terms. If the trustees do not successfully operate the business of Mega Retail, the market value of Mega Retail may decrease. The operation of Mega Retail may be adversely affected by the highly competitive Israeli food retail business, which is characterized by high turnover, narrow operating margins, low barriers to entry such as low establishment costs. Competitors to Mega Retail include Shufersal, Rami Levy Chain Stores Hashikma Marketing 2006 Ltd., Bitan Wines Ltd., Victory Supermarket Chain Ltd., and Osher Ad - Food Warehouses, as well as independent grocers, open-air markets, and other retailers selling supermarket goods. These market factors can render Mega Retail unattractive to a potential third party buyer.

Additionally, perceived unattractive property lease obligations and demands of the labor union of Mega Retail may further hinder the trustees' ability to sell Mega Retail to third parties.

In the event Mega Retail is not sold to third parties at all, or on reasonable commercial terms, the liabilities we incurred on account of Mega Retail may become payable in full or in part. See “Item 3. Key Information – D. Risk Factors – Risks Related to our Business as a Whole – We are exposed to third party claims for a significant amount of Mega Retail's outstanding debt and liabilities. If we are found liable to satisfy these debts and liabilities it could have a material adverse effect on our liquidity and operations and our ability to continue as a going concern” for more information. We may be unable to pay these outstanding liabilities which may materially affect our ability to continue operating as a going concern.

Regulatory restrictions on sale of Mega Retail may hinder the sale of Mega Retail to third parties at all, or on reasonable commercial terms.

As of the date of this report, the District Court in Lod, Israel has indicated to the trustees of Mega Retail its preference that Mega Retail be sold as one business unit rather than individual stores. Regulatory restrictions imposed by the Israel Anti-Trust Authority may materially impact the ability of the trustees of Mega Retail to sell Mega Retail as one business unit. These regulatory restrictions limit the number of potential third party buyers who are capable and willing to purchase Mega Retail. As a consequence, the reduced competition for the purchase of Mega Retail can further negatively affect the sale price of Mega Retail.

In the event Mega Retail is not sold to third parties at all, or on reasonable commercial terms, the liabilities we incurred on account of Mega Retail may become payable in full or in part. See “Item 3. Key Information – D. Risk Factors – Risks Related to our Business as a Whole – We are exposed to third party claims for a significant amount of Mega Retail's outstanding debt and liabilities. If we are found liable to satisfy these debts and liabilities it could have a material adverse effect on our liquidity and operations and our ability to continue as a going concern” for more information. We may be unable to pay these outstanding liabilities which may materially affect our ability to continue operating as a going concern.

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

During the third quarter, our board of directors decided to put up for sale our entire holding in Dor Alon at that time (71.17%). Following this decision, Dor Alon is presented starting from the third quarter of this year as part of activities designated for sale according to its market value; as a result, we recorded a loss of NIS 714 million.

During the fourth quarter, the board of directors of Bee Group decided to put up for sale the Company's entire holding in Naaman at that time (77.51%). Following this decision, Naaman is presented at the end of this year as part of activities designated for sale.

Following the continued deterioration in the financial strength of Mega Retail, on January 17, 2016, Mega Retail applied to the District Court in Lod, Israel for a temporary stay of proceedings, following which trustees were appointed for the operation of Mega Retail. As a result, we have no impact on the management of Mega Retail.

Agreement with the employees and plan of recovery from July 2015

On June 21, 2015, a collective bargaining agreement and understanding letter were signed between Mega Retail's management, us, Mega Retail's employee committee and the Histadrut, effective April 1, 2015. The following are the principles of the collective bargaining agreement:

Closure of 32 losing branches of Mega Retail, discontinuing the employment of employees in the branches to be closed, and reduction of personnel at corporate headquarters.

The employees waived part of their wage costs and certain terms of retirement of the employees for whose employment were scheduled to be terminated.

The allocation of 33% of Mega Retail's share capital (to be carried out by way of allocating new shares or by transferring Mega Retail shares held by us) to a newly formed legal entity to be established by the employees' committee for active and permanent employees. The newly formed entity is entitled to appoint one-third of the members of Mega Retail's Board of Directors who are not external directors, and in any event not less than two members, where one would be the chairman of the employees' committee and the other a professional party. As of the date of this annual report, the shares were not yet allocated to the newly formed entity.

We committed under the employees' collective bargaining agreement to provide certain credit lines during the first five years of the agreement. This commitment was replaced by a commitment to extend higher credit lines to which we agreed under Mega Retail's plan of recovery (see below).

Mega Retail's plan of recovery

On June 29, 2015, Mega Retail filed with the District Court in Lod, Israel a plan of recovery for Mega Retail under which a petition was filed under section 350 of the Israeli Companies Law-1999 to convene meetings of certain of Mega Retail's creditors, namely, its employees, suppliers, property owners and certain the banks in order to reach an arrangement with each of these creditor groups as part of the plan of recovery. On July 1, 2015, the District Court approved the convening of creditor meetings and granted Mega Retail an interim period of two weeks during which it will be able to formulate a plan of recovery with its creditors.

On July 12, 2015, the creditors' meetings of Mega Retail convened for the purpose of voting on the recovery plan being presented.

On July 14 and 15, 2015, the District Court approved the plan of recovery. Under the plan of recovery, we assumed various liabilities as follows:

•	Supporting Mega Retail - We committed to extend to Mega Retail, effective June 1, 2015, an amount of NIS 320 million as follows:

-	NIS 240 million by way of loans or guarantees, of which NIS 160 million would be converted into Mega Retail's share capital (prior to the allocation of 33% of Mega Retail's share capital to employees by virtue of the collective bargaining agreement signed on June 21, 2015). The balance of NIS 80 million beyond the converted amount to share capital would be repaid only after the full repayment of the effective debt to banks and suppliers (as defined in the plan of recovery).

-	NIS 80 million as a framework for working capital based on the current needs of Mega Retail and at its request if necessary.

•	Liabilities regarding guaranteed and shared bank debts - the debts of Mega Retail and Eden Briut Teva Market Ltd. to banks that were secured by our guarantee or debts that are shared by us and Mega Retail (the guaranteed debt) would be paid by us without derogating from our right to assume the rights of the creditors in respect of the paid debt under the conditions set forth in the plan of recovery. The total guaranteed debt as of March 31, 2016 is approximately NIS 300 million on account of Mega Retail and NIS 29 million as on account of Eden Teva.

•	Arrangement with suppliers - under the arrangement with Mega Retail's suppliers it was agreed that 30% of past debts to Mega Retail's large suppliers (namely, those to whom Mega Retail had debt as of the effective date of greater than NIS 800 thousand) shall be deferred for a grace period of two years (the deferred debt) and shall be repaid effective July 15, 2017 in 36 equal monthly installments (the repayment period). The deferred debt shall bear during the grace period, interest (unlinked) at a rate of 2% per annum (grace interest) and shall bear in the repayment period, interest (unlinked) at a rate of 3% per annum (repayment interest). The deferred debt shall not be linked. Each large supplier shall be granted a non-marketable option for five months from the issuance date of such option to convert the deferred debt (in whole or in part) into our shares by allocating shares in lieu of the deferred debt to the supplier (the suppliers' option). During the first two months from the allocation date of the suppliers' option, the exercise price shall be the price of our shares in the proposed rights issuance date (base price).

•	Upon the elapse of two months from the allocation of the suppliers' option, the exercise price of the option shall be the higher of: (i) the closing price of our shares during the 30 trading days that preceded the conversion, or (ii) 120% of the base price. In accordance with the plan of recovery, the deadline for issuing the options was January 15, 2016. Due to regulatory limitations, such options were not issued by such deadline. We applied to the District Court seeking a decision stating that the commitment to issue the suppliers' options is not valid following Mega Retail's entry into a stay of proceedings and the as a result we are not committed to issue the supplier's option. A decision has not yet been rendered in the above motion.

•	Waiver of control in Mega Retail's Board – under the above plan of recovery, we agreed that Mega Retail's Board will be composed of seven members, three of whom are to be appointed by us, two members are to be appointed by the employees' committee, one director to be appointed by Mega Retail from a list of five candidates to be recommended by the President of the Manufacturers Association of Israel and one director to be appointed by the District Court based on the bank's recommendations. As a result of this provision, we lost our majority in Mega Retail's Board and consequently lost the control of Mega Retail. Following this loss of control, the investment in Mega Retail is presented on an equity basis.

On July 20, 2015, we approved the provisions of the plan of recovery that relate to us, subject to the approval of the plan of recovery with Discount Bank regarding a deferral until September 30, 2015 of the repayment of on call loans made by Discount Bank to us.

On July 27, 2015, we reached an agreement with Discount Bank under which the bank will not require an immediate repayment of on call loans until September 30, 2015. Following this agreement, all our conditions precedent for approving the plan of recovery were satisfied.

Mega Retail's plan of recovery did not settle two material issues, the first, the continued supply of products by suppliers to Mega Retail on credit terms that preceded the plan of recovery; and the second, the return of Mega Retail's customers to making their supermarket purchases in its branches.

Following approval of the plan of recovery, Mega Retail closed 32 supermarket branches and two other losing branches were closed (in addition to the initial bargaining agreement), and 1,200 employees were dismissed. Additionally, Mega Retail negotiated a discount of 9% in rental fees commencing on November 1, 2015 for a period of 24 months with its main lessor, BSRE. See “Item 4. Information on the Company – B. Business Overview – Mega Retail”.

The terms of supply of Mega Retail's suppliers continued to worsen, resulting in substantial deterioration of sales, especially in the discount stores operated under the "YOU" brand. After further deterioration in relations with its suppliers, Mega Retail sold all 22 "YOU" brand supermarket branches which constituted Mega Retail's discount chain which employed more than one thousand employees. The sale of the "YOU" chain was made quickly for a total of NIS 130 million and including agreements with Mega Retail's employees' committee and the Histadrut regarding the termination of employment of more than an additional one thousand employees.

Stay of Proceedings and Appointment of Trustees for Mega Retail

We announced on January 18, 2016 that in furtherance of the filing by Mega Retail of a voluntary request with the District Court in Lod for a stay of proceedings, the court approved the temporary stay of proceedings with respect to Mega Retail and the appointment of Gabi Trabelsi, CPA, Adv. Ehud Gindes, and Adv. Amir Bartov as trustees for the operation of Mega Retail. Their role is to manage Mega Retail in an attempt to restore and sell Mega Retail, either as one unit or as groups of supermarket branches, with a view towards retaining places of work for Mega Retail employees, as well as examining the matter of completing the execution and fulfillment, to the extent possible, of the Mega Retail plan of recovery and arrangement. The stay of proceedings was extended until May 17, 2016.

For information regarding the claims and counter-claims of the trustees, the Company and the Company subsidiaries, please see “Item 4. Information on the Company – B. Business Overview – Mega Retail – Legal proceedings initiated by the trustees of Mega Retail against us.”

Financing from Alon Israel Oil Company Ltd.

On June 4, 2015 we announced that we entered into a potential credit line transaction with a bank for an aggregate amount of NIS 75 million. The credit line was to be for a period of up to 3 months, bearing interest rate similar to other credit lines received by us from that bank. As a security for repayment, our controlling shareholder, Alon Israel Oil Company Ltd., or Alon, charged in favor of the bank a deposit of NIS 75 million which was used as collateral for the credit line. As of December 31, 2015, the credit line was paid out of the deposit of Alon.

On July 19, 2015, the board of directors of Alon approved to inject a total of NIS 95 million as a bridge loan to us which is to be repaid from the proceeds we would receive from a rights issuance of NIS 150 million, under which Alon committed to participate according to its percentage of holdings in the Company (NIS 110 million) such that the charged deposit amount described above which was used by us along with the injection amount would constitute NIS 170 million. The total amount of NIS 170 million is composed of NIS 110 million representing a bridge loan to be repaid from the proceeds we would receive on account of Alon's share in the rights issuance and a total of NIS 60 million representing a long term loan to be repaid after the full repayment of our debt to financial creditors and the holders of our Series C Debentures. As of December 31, 2015, we had received the NIS 170 million from Alon.

In addition, Alon committed to extend to us a short-term loan of NIS 50 million to be used by us to support Mega Retail's plan of recovery. The short-term loan was to be repaid from proceeds to be received by us from the sale of our holdings in our subsidiaries. It was determined that all of these loans do not bear interest but are linked to the CPI (Including the base index).

In lieu of the short-term loan of NIS 50 million described above, on November 8, 2015, Alon acquired our shares in Dor Alon in an amount of NIS 50 million (8.04% of our shares in Dor Alon). As part of the transaction, in the event of the sale of the sold shares by Alon to third parties, we may receive additional consideration. As a security for the additional consideration, 20% of the sold shares were charged in our favor for a period of up to 2 years.

Undertaking Agreement with the holders of our Series C Debentures

On September 11, 2015, we entered into an undertaking agreement with the holders of our Series C Debentures. We undertook, among other things, to (i) make only ongoing payments on account of principal, interest, and linkage to our financial creditors, subject to the understandings with bank lenders as part of Mega Retail's plan of recovery; (ii) notify the holders of our Series C Debentures' trustee of our intention to enter into an arrangement with any financial creditor and/or change the terms of loans or credit extended to us and/or obtain new credit in excess of NIS 5 million and/or intention to amend or grant guarantees or security to secure the debt owed by us to financial creditors, and notify the holders of our Series C Debentures' trustee prior to an agreement to dispose of rights in material assets, subject to limited exceptions; (iii) notify the holders of our Series C Debentures' trustee in advance of the imposition of liens on our assets to secure existing debt to financial creditors, the acceleration of payments of principal to financial creditors, any exceptional preference granted to a financial creditor, investments in Mega Retail and/or grant of guarantees to creditors of Mega Retail not contemplated in the Mega Retail plan of recovery, grant of guaranty in favor of financials creditor of any of our subsidiaries, and any new extraordinary transaction between us (or private company under its control) and our controlling shareholder or a transaction in which our controlling shareholders has a personal interest; and (iv) not distribute dividends without prior approval of the holders of our Series C Debentures' representative.

 Starting from October 27, 2015, meetings of the holders of the Series C Debentures were convened, and the holders decided on the deferral of the payment dates on account of the principal amounts from November 4, 2015 to May 29, 2016.

The above undertakings are applicable until the earliest of (i) notification by the holders of our Series C Debentures' trustee of termination of negotiations; (ii) seven days after such notification by us to the trustee (with certain undertaking continuing for a longer period), (iii) decision to demand full or partial repayment of the debt owed by us to the holders of our Series C Debentures, and (iv) initiation of legal actions by the holders of our Series C Debentures' trustee against us.

Proposed Framework for Debt Repayment

On November 2, 2015, within the framework of the negotiations conducted by us with the representatives of the holders of the Series C Debentures and our creditor banks, guidelines were formulated for an outline of rescheduling and reorganizing the financial debt, including debt which we guaranteed in favor of Mega Retail. As part of the framework, it was agreed that effective November 1, 2015, (i) all debts would bear interest at the rate of 4% per annum linked to the CPI to be paid in regular semi-annual installments, (ii) interest at a rate of 1% interest would accrue and be payable on the final payment date of the principal amounts, and (iii) an additional interest amount of up to 1% would be payable in accordance with the terms of a definitive agreement between the parties. In addition, principal payments (pro-rated among banks and the holders of our Series C Debentures) would be paid at a rate of 2% per annum from November 2017 until November 2019. The outstanding principal amount (94%) would be repaid in one payment in November 2020.

Additionally, it was agreed that debt repayment would be accelerated in the event Dor Alon or BSRE were sold, in which case, the debt holders would receive up to 10% of our shares.

However, on February 28, 2016, an acceptance notice was given by Alon for the Ben Moshe Proposal. The offer includes various conditions for debt rescheduling and reorganization. See “Item 4. Information on the Company – A. History and Development of Alon Blue Square - Offer to Acquire Holdings of Alon Oil in the Company. ”

Offer to Acquire Holdings of Alon Oil in the Company

In the first quarter of 2016, Alon and its subsidiary, Alon Retail Ltd. received two proposals to purchase control of the Company which were brought for approval by the holders of our Series C Debentures. On February 16, 2016, the holders of our Series C Debentures approved to hold negotiations with one of the potential acquirers, Mr. Ben Moshe, regarding his proposal which includes, among others, an outline for the repayment our financial debt (NIS 924 million). On February 28, 2016, an acceptance notice to the Ben Moshe Proposal, subject to conditions, was issued by Alon and Alon Retail Ltd. (holding, in the aggregate, approximately 72.21% of our shares).

On May 8, 2016 we filed a motion with the District Court of Lod, Israel to convene meetings of our financial creditors (consisting of holders of our bank debt and guaranteed bank debt and holders of our Series C Debentures) and shareholders for the approval of a proposed debt reorganization and arrangement under Section 350 of the Companies Law. Although it is contemplated that we would convene a meeting of shareholders, we retained our right, in accordance with applicable Israeli law, to apply to court at a later date to determine that shareholder approval is not required for the Ben Moshe Proposal.

Concurrently with the debt reorganization and arrangement, a company under control of Mr. Moti Ben Moshe would acquire (i) all of the outstanding shares of the Company held directly and indirectly by Alon and Alon Retail, (ii) the rights and the obligations of Alon to a bridge loan of NIS 110 million extended to the Company by Alon, including the right to allocate our shares against such bridge loan, and (iii) the rights and the obligations in another loan subordinated to financial debt of NIS 60 million extended to the Company by Alon, in consideration for the payment of NIS 115 million.

The Ben Moshe Proposal is subject to a final agreement between Ben Moshe and the Company’s creditors, the trustees appointed to operate Mega Retail and the creditors of Mega Retail.

The Ben Moshe Proposal contemplates the complete waiver of all claims against the Company and against its subsidiaries and against all parties entitled to receive indemnification from the Company and its subsidiaries by Mega Retail, the trustees of Mega Retail and creditors of Mega Retail as well as the purchase by the Company or a company controlled by Ben Moshe of the operations of Mega Retail free and clear of all claims.

As part of the Ben Moshe Proposal, Ben Moshe would commit to make cash infusions of up to NIS 900 million (approximately $238.1 million) into the Company, of which up to NIS 200 million can be designated for the acquisition of Mega Retail, provided Mega Retail will be acquired directly by the Company.

The Closing of the Ben Moshe Proposal is contingent upon, among others, the following: (i) approval of the financial creditors, (ii) approval of the Company's shareholders (or alternatively, determination by the court that no such approval is required), (iii) approval of the Israeli court following convening of meetings described above, (iv) receipt of agreed upon third party approvals for effectuating a change of control in the Company, (v) the transfer of the acquired assets free and clear of any liens, and (vi) approval by the court of the acquisition of, or investment in, Mega Retail by the Company or a company controlled by Ben Moshe and the waiver of all claims against the Company and its subsidiaries by the trustees and creditors of Mega Retail. The deadline for satisfying the closing conditions is July 31, 2016. More information on closing conditions is set forth below.

There is no guarantee that Ben Moshe will reach a final agreement with the Company’s creditors, the trustees appointed to operate Mega Retail and the creditors of Mega Retail, or that all the closing conditions for the Ben Moshe Proposal will be satisfied.

Below is a description of the contemplated Ben Moshe Proposal:

Cash Infusions by Ben Moshe

In general, Ben Moshe would commit to make the following cash infusions into the Company:

-	on the closing date, Ben Moshe would inject NIS 300 million (approximately $79.3 million) into the Company which are designated for partial payment of the debt to Company financial creditors and such additional amount agreed for the Company's immediate cash flow needs (collectively, the “First Injection”); the First Injection would include approximately NIS 240 million paid in equity by Ben Moshe and the remainder in convertible debt;

-	subject to various conditions but in any event if the Company has cash flow needs and/or insomuch as required for an early repayment, Ben Moshe would inject into the Company an additional amount, that together with the First Injection, would reach NIS 600 million (the “Second Injection”);

-	Ben Moshe would inject an additional (third) NIS 300 million into the Company during the third year following the closing (the “Third Injection”);

-	Ben Moshe may make the cash injections into the Company (cash in excess of the approximately NIS 240 million paid as equity on the closing date) in the form of subordinated convertible debt, capital notes or equity or as part of a private investment or as part of a rights offering or on account of participation in future rights offerings and/or exercise of rights or options exercisable into Company shares. To the extent paid by Ben Moshe (i) as part of a rights offering, the amounts will be paid on the terms in the rights offering and (ii) as part of a private offering, the amounts will be paid at a 10% discount to the market price at that time. Conversion of Ben-Moshe's subordinated debt into Company shares would be made at a Company valuation of NIS 50 million (approximately $13.2 million). The Company valuation (NIS 50 million) at which the financial creditors, the trustees of Mega Retail and Ben Moshe would be issued shares (including shares to be issued in the future to Ben Moshe in a private offering or upon conversion of subordinated debt) has not been finally agreed to by the Company;

-	The balance of the financial debt following repayment at closing would be repaid as described below and unpaid financial debt would bear interest and linkage differentials as described in the Ben Moshe Proposal. The Ben Moshe Proposal contemplates the full repayment of the financial debt of the Company and does not apply to jointly-held debt, such as creditors who, at the time of closing, have a claim of debt against the Company together with Mega Retail, or which is guaranteed by the Company, or is based on facts or matters relating to Mega Retail, other than bank lenders (collectively, the “Joint Debt”). Under the Debt Arrangement based on the Ben Moshe Proposal, the Joint Debt will be addressed within the framework of a new debt arrangement for Mega Retail, the closing of which is a condition to closing the Debt Arrangement based on the Ben Moshe Proposal ; and

-	Upon the closing date, NIS 300 million would be deposited into an account to guarantee Ben-Moshe's obligations for carrying out the fund injections after the closing. Inasmuch as the outstanding obligations decrease from the above amount, the deposit amount will decrease accordingly (in lieu of such deposit, Ben-Moshe may, under certain circumstances, increase Second Injection by NIS 100 million and decrease Third Injection by the same amount. An additional NIS 100 million would be paid to the financial creditors at the end of six months from the closing date).

Additional Principal Terms

The Ben Moshe Proposal would contain the following additional principal terms:

-	at closing, Company shares would be issued to the Company's financial creditors, to the trustees of Mega Retail and to Ben-Moshe, as described below;

-	annual interest rate of 6% would accrue beginning from 30 days prior to the closing and be paid semi-annually beginning on the sixth month following closing (until full repayment of the debt);

-	each of the Company's financial creditors will have the right to demand early repayment of its debt, which will be effectuated after the elapse of 12 months from the closing date (an amount of 2.5% of the paid amount will be added to the repayment amount). After the First Injection, the remaining financial debt will be repaid in four annual payments, each equal to 15% of the principal debt amount, upon completion of 12 months, 24 months and 36 months, and the balance of the debt within 48 months after closing;

-	until full repayment of the outstanding debt, the Company will be entitled to effectuate early repayment of the debt accrued until such time (in whole or in part). If an early debt repayment is effectuated in the first three years from the closing date beyond the payment designated for that year, 2.5% of the paid amount will be added to the repayment amount (not applicable to the amount paid upon the closing or amounts paid according to new repayment schedule);

-	all other outstanding debts or liabilities of the Company (other than the Joint Debt) will be paid by the Company in the ordinary course of business as determined by the Company at its sole discretion. The Ben Moshe Proposal does not apply to debts or liabilities incurred towards creditors not determined to be financial creditors under the Ben Moshe Proposal;

-	to secure full repayment under the Ben Moshe Proposal, at closing the Company would create a lien principally on the Company's unsecured shares in its subsidiaries Dor Alon Energy In Israel (1988) Ltd. and Blue Square Real Estate Ltd. for the benefit of the financial creditors;

-	the financial creditors will be entitled to immediate repayment of their debt and to foreclose on the lien upon the occurrence of certain events, including among others: (i) delay in payment to them, (ii) a fundamental breach by the Company or Ben Moshe of their respective obligations, or (iii) dissolution proceedings;

-

upon the elapse of 12 months following full repayment of the debt of the financial creditors, the Company would be obligated to repay Ben Moshe the full amount of cash infusions paid to the Company in the form of debt that had not previously been converted to equity (subject to extension at the election of Ben-Moshe); after repayment of the Company's financial debt, the debt to Ben-Moshe will be linked and bear interest at 5%;

-	Ben-Moshe's obligation to make the cash infusions will end when the Company's obligations under the Ben Moshe Proposal terminate (including repayment of all financial debt); and

-	the Company has requested that the court grant it a grace period so that it is not required to make any payments until closing other than ongoing payments such as to employees, service providers, and consumers of gift certificates at stores, and payments that are essential to the Company maintaining its operations as a going concern.

Closing Conditions and Requested Orders from the Court

The Ben Moshe Proposal is subject to the satisfaction of the following closing conditions:

-	until May 29, the court would order the convening of creditor meetings to approve the Ben Moshe Proposal;

-	until June 19, 2016, the creditor meetings would approve the Ben Moshe Proposal;

-	until July 3, 2016, the court will approve the Ben Moshe Proposal (without conditions, unless approved explicitly in writing by the Company and Ben-Moshe), and will grant the orders providing for the following:

-	prior to closing changes will be made to the Company's shareholders equity to enable implementation and execution of the Ben Moshe Proposal, including issuance of shares thereunder , including through cancellation of par value of the Company's shares and/or increase in registered share capital of the Company and/or combination of the Company's shares;

-	on the date of closing directors will be added to the board of directors of the Company in the scope and identity provided by Ben-Moshe to the Company, and that Company directors serving prior to closing will be terminated, other than Company directors that had been appointed by Ben Moshe prior to closing (if so appointed) and excluding external directors;

-	on the date of closing the Company's articles of association will be amended to a form approved by the Company and Ben Moshe and attached as Schedule 22 to the Ben Moshe Proposal prior to convening meetings of creditors to approve the Ben Moshe Proposal;

-	until the date of closing, that no third party will have grounds for any demand or claim against the Company or any company under its control (including Blue Square Real Estate) or against any third party whatsoever based on the fact that control of the Company or any under company under its control has changed;

-	all requests for class actions against the Company will be dismissed, and commencing from closing date, no requests for class actions will be submitted against the Company with respect to the period prior to closing;

-	approval of the Ben Moshe Proposal will constitute also an approval of all share issuances to be made under the Ben Moshe Proposal, including approval pursuant to Securities Regulations (private placement of securities in registered company), 2000, such that no additional approval or action under such regulations will be required in connection with such issuances, including approval of the shareholders of the Company for any such issuance. This order will also approve the offers and issuances of securities under the Ben Moshe Proposal without the need for a prospectus;

-	the securities to be issued under the Ben Moshe Proposal and/or relating thereto, whether to financial creditors and trustees of Mega Retail and whether to Ben-Moshe, including results from a conversion of the debt of the Company to shares to Ben-Moshe in accordance with the Ben Moshe Proposal, will be free and clear of any resale limitations (including under the Israel Securities Law and regulations thereunder or under the articles of The Tel Aviv Stock Exchange (“TASE”));

-	approval by the court and satisfaction of the conditions to effectiveness of the offer by Ben Moshe for an investment in, or acquisition of, Mega Retail or its activities submitted to the trustees of Mega Retail by a company under the control of Ben Moshe on May 5, 2016 (or based on any change to such offer or replacement offer from a company under the control of Ben Moshe) (“Offer to Acquire Mega”) and of the creditors arrangement based on the Offer to Acquire Mega Retail (“Creditors Arrangement in Mega”) which includes the mandatory provisions attached as a schedule to court application relating to, among others, (i) waiver by trustees and creditors of Mega Retail exempted the Company and any company under its control from any claim or demand and (ii) that the funds of the Mega Retail trustees solely will be used to pay all obligations to the creditors of Mega Retail who have claims against the Company relating to Mega Retail (including those to whom the Company granted guarantees) (other than bank lenders);

-	approval of TASE and The New York Stock Exchange (“NYSE”) for the issuance and listing for trading of the Company shares to be issued under the Ben Moshe Proposal, including approval for issuance and listing of the shares issuable upon exercise or use of the debts of the Company to Ben Moshe under the Ben Moshe Proposal (including on account of all the cash injections, and the loans acquired by Ben Moshe from Alon in the total amount of NIS 170 million); to the extent the Company shares will stop trading on the NSYE, the condition to receive approval of the NYSE for such issuance and listing will be cancelled;

-	approval of the TASE to the change in the terms of the Company's Series C Debentures;

-	the Company and Ben Moshe will agree to the list of agreements and approvals needed in connection with the transfer of control in the Company and any company under its control to Ben Moshe and consummation of the Ben Moshe Proposal, including under commitments and agreements to which the Company and companies under its control (including Blue Square Real Estate) are parties, and for which their receipt will be a closing condition for the Arrangement (“Required Approvals”). In addition, receipt of the Required Approvals; without derogating from the foregoing, it is agreed that if the Company or any company under its control (directly or indirectly) is party to an agreement with the banks that includes a “change of control” provision, the agreement of a bank to the Ben Moshe Proposal shall be seen as an agreement by such bank to the change of control of the Company and of any company under its control on account of an agreement for acquisition of control (for the removal of doubt – in a manner that the bank will not have any right by virtue of the change of control);

-	approval of the shareholders of the Company of the Ben Moshe Proposal, or alternatively, approval by the court that there is no need for a shareholders meeting; and

-	transfer of the acquired assets (as defined in the control acquisition agreement) to Ben Moshe free and clear of any third party rights.

The last day for satisfaction of all conditions is July 31, 2016.

Alon, the current controlling shareholder of the Company, notified the Company that the terms of the Ben Moshe Proposal don't match the agreement signed between it and Ben Moshe, with respect to the mechanism of closing and the closing conditions. To the Company's knowledge, Alon and Ben Moshe are acting to work out these issues, subject to required approvals.

Terminating Conditions

So long as the closing date has not occurred, Ben Moshe will have the right to cancel the Ben Moshe Proposal if any one of the following conditions occurs, and in such event the Ben Moshe Proposal will have not effectiveness:

-	the Offer to Acquire Mega Retail is cancelled or nullified according to its terms (in which event, the Company and Ben-Moshe will act to submit a different arrangement);

-	the court rejects the request to convene meetings;

-	the creditors meetings (or any of them in the event of more than one meeting) decide not to approve the Ben Moshe Proposal; or

-	the court rejects the request to approve the Ben Moshe Proposal.

Events Occurring Upon Closing

The following events would occur upon closing of the Ben Moshe Proposal:

-	Ben Moshe would acquire from Alon the shares and rights and obligations regarding the loans and inject the First Injection into the Company;

-	the Company would pay NIS 300 million to its financial creditors as debt repayment;

-	7,328,270 shares, representing 10% of the outstanding shares on a post-issuance basis (prior to share issuances to Mega Retail Trustees, creditors of Mega Retail, and to Ben Moshe described below), would be issued to the Company's financial creditors;

-	294,117,647 shares would be issued to the trustees of Mega Retail and creditors of Mega Retail, as described above, in connection with the waiver of claims; and

-	1,762,220,188 shares would be issued to Ben Moshe for its equity investment of NIS 240 million, based on a Company valuation of NIS 50 million which has yet to be determined by the Company's audit committee and board of directors. Therefore the precise number of shares is subject to change based on the final valuation of the Company. Since the receipt of the Ben Moshe Proposal, Mr. Ben Moshe, the Company and its creditors have been negotiating the terms of final arrangement, and the terms of the offer above are subject to change based on the results of these negotiations.

In addition, the Ben Moshe Proposal from February 2016 includes the following additional terms:

•	The proposed debt arrangement will include limitations on using the injected funds for new investments and/or for the purchase of Mega Retail;

•	Restrictions on distribution of dividends by the Company, unless the creditors' consent is obtained;

•	Until the transaction closing date, the Company and its controlled companies will not carry out any disposition of their assets and/or any action that may foil the acquisition of control, including not entering into an agreement with Mega Retail's trustees, or otherwise Mr. Ben Moshe will have the right to cancel his commitments;

•	Mr. Ben Moshe committed to deposit NIS 250,000,000 to demonstrate seriousness. Documents that were presented to the Company show that such amount was deposited in two banks accounts where the authorized signatories are the attorneys of Mr. Ben Moshe;

•	If Mr. Ben Moshe revokes his offer under circumstances under his control and in default of his obligations , his attorney will be directed to transfer NIS 20 million to the Company as an agreed compensation by Mr. Ben Moshe as an exclusive remedy for breach;

•	Effective upon acceptance of the Ben Moshe Proposal and until the conditions precedent are satisfied and/or the expiration of the Ben Moshe Proposal, Alon and Alon Retail Ltd. will not negotiate an alternative transaction; and

•	ExtraHolding Ltd. will guarantee any commitment Mr. Ben Moshe is required to effectuate on the closing date.

On May 10, 2016, the trustees of Mega Retail submitted to the court in Lod, Israel a notice in which they chose the offer of Bitan Wines Ltd. among the offers that were submitted to them for the acquisition of Mega Retail (Ben-Moshe submitted one of the offers).  The trustees requested the court to convene meetings of the creditors of Mega Retail to approve the arrangement based on such offer of Bitan Wines for the reasons detailed in the request of the trustees (“Motion 38”). Following the trustees' motion, Ben Moshe and a company under his control, filed a motion with the Court requesting the setting of a date for an urgent court hearing during which, according to Ben Moshe, the Court would hear each party's argument in a manner which would be beneficial towards Mega Retail's creditors, or alternatively, determine that Ben Moshe can respond to the trustees' motion within a time frame determined by the court. As part of the motion filed by Ben Moshe, Ben Moshe claimed, among other things, that his proposal to acquire Mega Retail is more beneficial than that of Bitan Wines, in particular given that his proposal to acquire Mega Retail may be increased by an additional NIS 40 million, as mentioned in the trustees' motion. In addition, Ben Moshe detailed in his motion such alleged inconsistencies in the motion filed by the trustees.

As of the date of this Annual Report, we do not know whether the court will grant the trustees' motion and/or if the offer of Bitan Wines will be included as part of a final binding Mega Retail arrangement.  In addition, we cannot estimate if a price competition between the offers of Bitan Wines and the other offers, including the offer of Ben-Moshe will be conducted (in which case the Ben Moshe Proposal, which includes that acquisition of Mega Retail, as in our proposed debt reorganization and arrangement for the Company submitted to court on May 8, 2016 may be feasible), or alternatively, that we and Ben-Moshe will work to submit an alternative debt reorganization and arrangement for the Company that doesn't include the acquisition of Mega Retail.  It is understood that there is no certainty that the court will approve the request of the Mega Retail trustees to convene meetings and/or that the offer of Bitan Wines as part of an arrangement for Mega Retail will be consummated and/or that the alternative debt reorganization and arrangement for the Company will be reached. Therefore, as of the date of this Annual Report, we cannot estimate the ramifications such notice of the trustees of Mega Retail.

Events Relating to Blue Square Real Estate

On December 24, 2015, the board of directors of BSRE approved the transfer of rights in 10 "YOU" brand supermarket branches which are leased by Mega Retail to third parties following Mega Retail's decision from December 2015 to immediately sell of all of its "YOU" brand supermarkets. BSRE entered into lease agreements with third parties under which the rental fees paid by Mega Retail (subject to commercially reasonable adjustments, grace periods and various discounts) were granted to these third parties. The rental periods under the new lease agreements range from 10 to 20 years and include renewal options to extend the period. The new lease agreements include mechanisms for the provision of collateral.

•	Following reports in connection with proposals for the sale of Company shares held by Alon, the trustee for BSRE's Series E bonds notified BSRE that, based on a legal opinion it received regarding the definition of "the current controlling shareholder" contained in the deed of trust for the Series E Bonds, in the event of a transfer of control in the Company, a meeting of the Series E Bondholders should be convened for the purpose of obtaining Series E Bondholder approval prior to a sale by Alon of its holdings on the Company.

•	On February 16, 2016, BSRE filed a creditor's claim with Mega Retail's trustees, claiming that an amount of NIS 9.2 million (excluding VAT) is owed to BSRE on account of rental fee debt and other expenses and debts in respect of the lease of properties from BSRE to Mega Retail, and an additional amount of NIS 123.5 million (excluding VAT) is owed to BSRE on account of (i) damages caused to BSRE by Mega Retail (ii) Mega Retail's liabilities in accordance with agreements and indemnification letters between the parties and (iii) potential exposure due to legal proceedings where BSRE and Mega Retail are parties to such proceedings.

•	On February 23, 2016 (Application 37), Mega Retail's trustees filed an application for instruction in which the court was requested to sign a summary judgment instructing the land registry offices and/or the Israel Lands Authority to register in the books caveats regarding the appointment of Mega Retail's trustees, on all of the real estate assets in which Mega Retail has rights. BSRE filed an appeal, but the Supreme Court ruled that under the circumstances it saw no reason to delay the registration.

We received several proposals to purchase our holdings in BSRE (53.92%), and these proposals were reviewed by our board. As of the report date, the proposals the Company received for the purchase of BSRE are invalid.

Permanent Liquidation of Eden Briut Teva Market

On July 9, 2015, Eden Briut Teva Market Ltd. ("Eden") filed an application with the court for leave of a stay of proceedings order, to which was attached the creditors' arrangement proposal for the creditors of Eden Teva Market creditors. Eden's debts are estimated at NIS 81 million, excluding the banks' creditors which amount to NIS 74.6 million. Mega Retail guarantees the debts of Eden to Bank Leumi in the amount of approximately NIS 35.7 million and NIS 9.7 million to the First International Bank. The Company guarantees the debts of Eden to Bank Hapoalim in the amount of approximately NIS 29.2 million.

On July 9, 2015, the court granted the stay of proceedings application and rendered a stay of proceedings order to Eden and appointed a trustee for the stay of proceeding period. Under the application for stay of proceedings, Mega Retail filed a proposal for creditors' arrangement however, on July 22, 2015 Mega Retail notified the court that it withdraws the proposed arrangement submitted to Eden's creditors.

On December 3, 2015, a settlement agreement between Mega Retail and Eden was approved by the district court according to which NIS 3.8 million was paid to Eden Teva. An appeal against the settlement agreement was filed in January 2016 by a supplier of Eden Teva and a court hearing has been scheduled for July 14, 2016. On December 6, 2015, a permanent liquidation order was rendered against Eden Teva.

Other Recent Developments

The following is a description of certain events that have occurred during the last number of years:

In our BSRE segment:

•	In connection with the Wholesale Market Project in Tel Aviv, as of March 15, 2016, commitments for 717 sale agreements with apartment purchases for NIS 1,894 million (including VAT) had been entered into and advances of NIS 1,328 million (including VAT) had been received. For more information on the transaction with the Wholesale Market Company, see “Item 4. Information on the Company – B. Business Overview – BSRE – Description of Real Estate Properties” below and “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions – Agreements between Alon and Alon Blue Square's Subsidiaries – Agreement with the Wholesale Market Company.”

•	Givon Parking project, Tel Aviv- in the first quarter of 2015, Tel Aviv Parking Lots Ltd., a Company controlled by BSRE and a third party (the “Parking Company”), completed the parking lot, in accordance with the engagement with the Tel-Aviv municipality in an agreement to Build, Operate, and Transfer the Givon Parking Tel Aviv Project in an aggregated 31,000 square meters which includes approximately 1,000 parking spaces and development of the public square on its roof. In April 2015, the parking lot was open to the public. The development of the public square and its delivery to the Tel-Aviv municipality was completed.

In our Dor Alon segment:

The approval by the Israel Land Authority in February 2014 of the allocation of land in the southern industrial region of Herzliya to a company owned equally by Dor Alon and a third party. The allocation is subject to several conditions, including the payment of capitalized lease fees. The jointly owned company submitted an objection with regard to the amount of the capitalization lease fees and is working to complete the transaction with the Israel Land Authority. The zoning plan permits the jointly owned company to establish a project containing 70,000 square meters designated for commercial and industrial purposes. Dor Alon intends to continue to operate (through the joint company) the promotion and implementation of this project, including the allocation of land to the project by the Israel Land Authority.

Other operations:

•	In December 2015, we decided to cease our gift certificate operations. We will continue to honor outstanding obligations to issue gift certificate.

•	On July 6, 2015, we signed an agreement with Pelephone Communications Ltd. for the sale of our Alon Cellular activity, our 100% subsidiary through which we operated an MVNO network in Israel. Upon the completion of the agreement, Alon Cellular would be entitled to half the income from the transferred customers for 36 months. In addition, under the agreement, the purchaser would be entitled to market and sell SIM cards in Mega Retail stores in exchange for fees determined in the agreement between the parties. The agreement was subject to the approvals of the relevant parties, the Ministry of Communications and the Antitrust Authority. In September and October 2015, the required regulatory approvals were received, and in November 2015 the transaction closed. Contingent on the number of transferred customers, Alon Cellular is entitled to a minimum consideration of NIS 10 million if its share in income from transferred customers over three years is lower than this amount. In December 2015, Alon Cellular's board of directors resolved to voluntarily dissolve Alon Cellular following our debt forgiveness to Alon Cellular and the forgiveness of the debt balance upon the completion of the dissolution process.

•	On November 29, 2015, we entered into an agreement with Dor Alon for the sale of all of their holdings in Diners Club Israel Ltd., an associate company held 49% by us (36.75% directly by us and 12.25% by Dor Alon), in which we operated in the sector of issuance and clearance of credit cards in Israel and the issuance of YOU credit cards to the customer club membership of the group, to Israel Credit Cards Ltd. ("ICC"). On December 15, 2015, the transaction was completed in a consideration for NIS 130 million of which NIS 120.25 million was received in cash and the balance was received in January 2016. The agreement states that ICC will pay us and Dor Alon further consideration of four additional equal installments amounting to NIS 5 million on March 31, 2016, September 30, 2016, March 31, 2017 and September 30, 2017, subject to fulfillment of the following conditions (for each of the dates above): (1) the agreement between Diners Customer Club, us, and Dor Alon (a registered partnership) ("You Partnership") (in which the holders of rights are the Company and Mega Retail, which settles the relationship between You Partnership and You Customer Club ("The club's agreement" and "club", respectively), remains in effect; (2) Mega Retail and the chain of fueling stations of Dor Alon (including the convenience stores attached to them, operating under the brands "Dor Alon" and "Alonit") are part of the companies that provide benefits under the club; (3) on the payment date March 31, 2016, the number of Mega Retail stores will not be less than 115 stores and regarding the payments between the dates April 1, 2016 to September 30, 2017, the number of Mega Retail stores will not be less than 100 stores; (4) Mega Retail and Dor Alon will continue to offer to their customers and the customers of corporations controlled by them (as applicable), the issuance of the Club credit card and all as set forth in the club agreement and pursuant to its terms; (5) the club will offer value proposition to the Club credit card holders, as set out in the club agreement; and (6) an application for a liquidation order and/or appointment of a receiver and/or stay of proceedings and/or the appointment of a temporary or permanent liquidator against Mega Retail was not filed, which was not canceled within 60 days of filing the application and/or granting the order, respectively.

•	On June 22, 2015, an agreement was signed between Bee Group Ltd., our wholly owned subsidiary, Retail 3000 Ltd., and Kfar Hashaashuim for sale of all of the holdings of Bee Group in Kfar Hashaashuim. According to the agreement the share transfer would take place with the full repayment of the debt, for which we granted guarantees of NIS 45 million and with the cancellation of the guarantee granted by us in favor of Bank Hapoalim. In return for the transfer of the shares, Retail 3000 undertook to pay Bee Group five annual installments from the date of signing the agreement of NIS 1 million each (the first payment was fully paid), or 35% of our net income in the same year, whichever is higher. Under the agreement, Retail 3000 committed to repay the entire debt to Bank Hapoalim, which is guaranteed by us, until December 30, 2015. As part of the agreement, in 2015 we injected into Kfar Hashaashuim a total of NIS 19 million and our guarantees to Bank Hapoalim were canceled. As of December 30, 2015, the shares of Kfar Hashaashuim were transferred and shareholders' loans granted to Kfar Hashaashuim were assigned in favor of Retail 3000.

•	On July 28, 2015 an application for the liquidation of Dr. Baby (a company held by Mega Retail) was filed and a liquidator was appointed by the court.

•	On December 27, 2015, a merger agreement was signed between us and Bee Retail Group, under which in view of broad economic considerations, we agreed to merge for the purposes of streamlining the activities carried out by us and Bee Group while utilizing the organizational and economic advantages deriving from the merger. Under the merger, Bee Group would transfer to us, upon the effective date that which was set for December 29, 2015, the ownership and the basic right to use the assets of Bee Group and we would absorb all of the rights and liabilities of Bee Group which are to be transferred to us on an as is basis, for no consideration. The merger is contingent upon the satisfaction of several conditions precedent including the approval of the relevant corporate organs of each of the companies, and approvals of various governmental authorities. As of the date of this annual report, the approvals have not yet been received.

•	According to Bank Hapoalim's records, as of March 31, 2016, Bee Group's outstanding debt towards Bank Hapoalim equals approximately NIS 23.8 million (not including interest, commissions, and linkage differentials). In order to secure the outstanding debt, Bank Hapoalim placed a lien on 60% of Naaman's ordinary shares (constituting 11,166,998 ordinary shares) held by Bee Group. In the event the ongoing debt incurred towards Bank Hapoalim until May 31, 2016 are not repaid in full and on a timely basis, or upon the occurrence of an event of default, Bank Hapoalim will be entitled to immediate repayment of the outstanding debt and exercise of the secured Naaman shares held by Bee Group.

Capital Expenditures

In 2015, we invested approximately NIS 218.1 million, or $55.9 million, in property and equipment, intangible assets and investment property, a 48% decrease from our 2014 investment of NIS 413 million. Of our investment in property, and equipment and investment property in 2015, we invested NIS 21.0 million, or $5.4 million, in land and buildings, including land that we lease and investment property, as compared with NIS 79.6 million in 2014.

For additional information pertaining to our principal capital expenditures and divestitures for the last three financial years and those of which are currently in progress, and the method of financing, see “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

B. Business Overview.

General

We are a holding company which operates in three reportable operating segments (two as discontinued operations). In our BSRE segment, we own, lease and develop yield-generating commercial properties and projects. In our Dor Alon segment, which is held for sale, we operate a chain of filling stations and convenience stores in different formats in Israel, and we are considered to be one of the four largest fuel retail companies in Israel based on number of petrol stations and is a leader in the field of convenience stores. In our Naaman segment (operated through Bee Group), which is also held for sale, we operate specialist outlets in self-operation and franchises and offer a wide range of houseware and home textile products as a retailer and wholesaler in the houseware and home textile markets. In addition, we have another operation that consists of Bee Logistics Service Center Ltd., our wholly-owned operator of a logistics center, which provides services to Naaman as well as third party activities. .

Mega Retail is currently operated by court-appointed trustees and owns, according to reports by its trustees, 127 supermarkets under different formats. Mega Retail is designated for sale by its trustees.

The financial results of our Dor Alon and Naaman segments have been presented as discontinued operations because they consist of activities designated for sale by us, and the financial results of Mega Retail have been deconsolidated due to our loss of control of Mega Retail. As of March 31, 2016, Alon Blue Square owned 53.92% of the outstanding shares of BSRE, 63.13% of the outstanding shares of Dor Alon, 100% of the outstanding shares of Bee Group, 77.51% of the outstanding shares of Naaman and 100% of the outstanding shares of Mega Retail (we undertook to transfer 33% of Mega Retail's share capital to a private Israeli company to be formed by the employee union of Mega Retail). The balance of BSRE shares, Dor Alon shares and Naaman shares is publicly held and traded on the Tel Aviv Stock Exchange.

BSRE is the owner of most of our real estate properties, and it leases approximately 84 properties to Mega Retail. Following the deconsolidation of Mega Retail's financial results from our consolidated financial results commencing in the third quarter of 2015, these assets are presented at fair value in our consolidated financial statements. As of December 31, 2015, the consolidated assets of BSRE aggregated approximately NIS 3.1 billion, or $ 784 million. BSRE’s assets constituted approximately 45.4% of our total consolidated assets at that date.

As of December 31, 2015, we were the owners, through Naaman, of 107 Houseware and textile stores, while the remaining 13 of our Houseware and textile stores were owned and operated by franchisees. As of December 31, 2015, the consolidated assets of our Naaman segment (excluding the stores owned and operated by franchisees) aggregated approximately NIS 162.3 million, or $41.6 million. Our Naaman’s assets constituted approximately 2.4% of our total consolidated assets at that date. Mega Retail is a material client of Naaman, and following the deterioration of Mega Retail's financial results, the sales to Mega Retail and the investment in Naaman were reduced.

As of December 31, 2015, Dor Alon operated 211 filling stations, 218 convenience stores, which are comprised of 144 convenience stores in filling station and commercial sites and 74 independent convenience stores (30 of which are under the “Alonit” brands and 44 under the AM:PM brand). As of December 31, 2015, the total consolidated assets of Dor Alon and its subsidiaries aggregated approximately NIS 1.8 billion, or $466.7 million. Dor Alon’s assets constitute approximately 27% of our total consolidated assets at that date. In July 2015, our board of directors decided to sell our holdings in Dor Alon in order to reduce our financial debt. Following that decision, Dor Alon is presented as "an activity designated for sale".

Following the continued deterioration in the financial strength of Mega Retail, on January 17, 2016 Mega Retail applied to the District Court in Lod, Israel for a temporary stay of proceedings following which trustees were appointed for the operation of Mega Retail. As a result, the investment in Mega Retail is presented in our consolidated financial statements on an equity basis, and we deconsolidated Mega Retail's financial results from our results. According to report No. 4 of the trustees of Mega Retail dated March 18, 2016, Mega Retail was the owner of 127 supermarkets and maintains the Mega@Internet website. Most of the supermarkets are local neighborhood store brand "Mega in Town". According to the report, from January 17, 2016 until February 16th, 2016 sales of Mega Retail equaled NIS188 million, and losses for that period equaled NIS 8.6 million. As of June 30, 2015, the unaudited consolidated assets of Mega Retail aggregated approximately NIS 576 million, or $148 million.

During 2015, we decided to sell those businesses that are not profitable and/or not core to our overall business strategy.

Our Strategies

Our strategy is to pursue a number of strategies, which include:

•	entering into a reorganization plan with our financial and other creditors, which would include locating a strategic investor to inject equity or debt financing into the Company or disposing of our assets;

•	developing and expanding of the BSRE segment by developing and improving the existing real estate properties, maximizing of leases, increasing building rights, and purchasing additional commercial real estate in Israel;

in our discontinued operations, growing our filling stations and convenience store operations, both within our filing stations and as stand-alone stores, including expanding the variety of products and services offered within the stores, and

•	expanding the marketing of natural gas for industry and maintaining operation in the private electricity sector while examining the development of additional projects and expanding the marketing of Dor Alon’s private brand in the lubricant oil sector, “Dor Oil”.

BSRE

As of December 31, 2015, through our 53.92% subsidiary, BSRE1, we were the legal owner (including through long-term leases from the Israel Land Authority and the Municipality of Tel Aviv) of 115 yield generating real estate properties (including properties owned in connection with our Mega Retail and Naaman segments, which includes offices), totaling approximately 280,000 square meters, and approximately 104,000 square meters of unutilized building rights. In addition, BSRE operated in the area of residential real estate promotion and planning.

Most of our real estate is currently used in connection with the retail operation of our stores. A significant portion of BSRE's investment properties (providing approximately 60% of its rental income in 2015), are leased to Mega Retail. During 2015, Mega Retail exited 22 supermarket branches, and as of March 31, 2016 leased from BSRE 61 supermarket branches, offices located in Rosh Ha'ayin, and the logistics center in Kibbutz Eyal. The trustees for Mega Retail have submitted applications to the court requesting that Mega Retail withdraw from a supermarket branch, the offices located in Rosh Ha'ayin and the logistics center in Kibbutz Eyal. For a discussion regarding the effects of Mega Retail's stay of proceedings on BSRE, see “Item 4. Information on the Company – A. History and Development of Alon Blue Square - Events Relating to Blue Square Real Estate.”

1 The following data is presented in the aggregate with respect to all of the investment property of BSRE, investment property of BSRE’s subsidiaries and the proportionate share of BSRE in jointly controlled parties.

Description of Real Estate Properties

Most of our real estate is owned by BSRE and includes commercial areas, distribution centers and offices which are mainly designated for the use of our Mega Retail segment and our Naaman segment, a 50% holding in Hadar Mall and Kiryat Hasharon, small commercial sites, office buildings, logistics sites, our holdings in the Wholesale Market Companies and additional undeveloped properties for use as commercial areas, office buildings, and logistics centers.

As of December 31, 2015, the total square meters of developed property that we (including jointly controlled entities) owned was approximately 280,000 square meters, the total square meters of property in development that we owned was approximately 16,230 and the total square meters of unutilized building rights that we owned was approximately 104,000 square meters. In addition, BSRE has the building rights for 3,000 apartments in Point Wells and 722 apartments in the Wholesale Market Project.

The following table provides certain details regarding our real estate properties held for use or rent of which we are the legal owner (including through long-term leases from the Israel Land Authority), as of December 31, 2015:

	Number of properties for use or rent	Area in square meter for leasing (property space)	Occupancy rate
Commercial areas, including supermarket stores	107	191,000	97.8%

Warehouses and Logistics Centers	6	58,000	97.6%

Offices(1)	6	31,000	88.3%

Total Developed property(2)	119	280,000	N/A

Total property in development-commercial areas, logistics centers and the Wholesale Market Project	1	16,230

Total unutilized building rights		104,000

(1) Not including an area of 14,000 square meters of an office building in Petah Tikva.

(2) Not including an area of 42,000 square meters of parking lots adjacent to commercial and office areas and 17,000 square meters of parking lots adjacent to BSRE's yield generating assets.

Below is a short description of a number of these properties:

Commercial areas, including supermarket stores

The properties designated for supermarkets are individual units or integrated units in buildings in industrial, residential or commercial areas. Some of the properties have parking lots and operational areas that are not included in the square meters calculated for lease. The majority of the yield-generating properties are leased for supermarket use, principally to Mega Retail. For more information, see “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions – Agreements between Alon Blue Square and its Subsidiaries.” Below are additional commercial areas not designated for supermarkets that BSRE owns:

•	Hadar Shopping Mall - BSRE owns 50% of the property, which is located in the Talpiot industrial area in Jerusalem, and the other 50% is held by a third party. The lease from the Israel Land Authority ends in 2021 with an option to extend the lease for an additional 49 years, subject to a fee. The mall includes 26,744 square meters of commercial space in addition to 1,064 parking spaces. The space is leased to third parties. As of March 31, 2016, the occupancy rate of the mall is 98.8%. The property is managed by a joint management company.

On June 5, 2012, BSRE entered into a loan agreement with a group of institutional companies to finance the building of an addition to the Hadar Mall, which has since been completed. The lenders extended an amount of NIS 125 million over a period of 10 years during which an aggregate of NIS 42.5 million will be repaid in 17 bi-annual payments commencing on the 18th month subsequent to the date of the loan, and the remaining sum will be repaid in a one-time payment at the end of the loan term. BSRE has the option to obtain an additional loan of NIS 40 million upon the completion of the construction. The loan is linked to the CPI and bears annual interest of 4.1%. As collateral for the repayment of the loan, BSRE placed a lien on its rights in the Hadar Mall.

On June 3, 2015 BSRE entered into an amendment to the loan agreement pursuant to which the option to obtain an additional loan increased from NIS 40 million to NIS 70 million. On August 5, 2015, due to disagreements regarding the option and considering Mega Retail’s financial condition, BSRE decided not to accept and the lenders decided not to extend an additional loan. Nonetheless, the remaining provisions contained in the amendment to the loan agreement remained in effect, such as: (i) the original NIS 125 million loan will be repaid until June 30, 2023 (ii) the principal and interest will be repaid in 17 semi-annual payments beginning from June 10, 2015 (32% of the principal will be repaid in 16 payments and the additional 38% will be fully payed on June 30, 2023) (iii) triggers for immediate repayment were revised and are currently as follows: (A) in the event the Net Operating Income (NOI) from the mall is below NIS 20 million (linked to the CPI); (B) in the event BSRE ceases being rated by a rating agency approved by the Supervisor of Capital Markets; (C) in the event there is a change in the holdings of BSRE such that we will no longer have control of BSRE; (D) in the event BSRE enters into a merger and the ration between its financial debt and its CAP (total financial debt plus shareholders' equity) following the merger is not greater than 70%; (E) in the event the guarantee ration (ration between outstanding loan amount and guaranteed assets) is greater than 70% of the loan amount and BSRE has not provided additional guarantees; (F) in the event of immediate payment demand of a debenture or other material financial debt valued at over 7.5% of BSRE' shareholders' equity; (G) upon the ratio between the NOI from the mall in respect of the pledged real-estate and the annual principal and interest payments being under 105%; (H) in the event that the coverage ratio is higher than 105% but lower than 110% and BSRE hasn’t extended additional securities to the lenders within six months; and (H) in the event the coverage ratio is higher than 110% but lower than 120% and BSRE hasn’t extended additional securities to the lenders within nine months.

Offices

BSRE is the owner of the following major office building and properties designated for office building construction:

Comverse Building, Ra’anana – BSRE has completed construction of a 23,000 square-meter office building on real property it owns in Ra’anana and a 3,500 square-meter basement and 900 parking spaces (the “structure”), most of which has been leased to Comverse for a period of 10 years with projected monthly lease payments in the first period of NIS 1.8 million, with a renewal option for an additional 5 years, during which the rental fees would increase by 7.5% (the “Comverse Building Project”). In addition, BSRE has undertaken to erect a surrounding structure at an estimated cost of NIS 200 million and to perform all of the finishing work, if requested by the third party leasing the structure (the "Lessee"), which is estimated at a cost of NIS 75 million, and BSRE will be entitled to receive 7.5% of the cost in addition to the rental fees. BSRE completed construction of the shell and transferred usage rights to the Lessee during the fourth quarter of 2014. Following a request by the Lessee to minimize the leased property, the initial monthly lease payments are approximately NIS 1.8 million (BSRE is entitled to NIS 0.9 million). On March 31, 2014 BSRE entered into a credit line agreement with several financial entities, held by Harel Investments in Insurance and Financial Services Ltd., in an aggregate amount of NIS 105 million in order to finance its part of the construction and operation of the project. On May 31, 2015 BSRE withdrew NIS 95 million from the credit line, and on August 2, 2015 withdrew an additional NIS 7 million. According to the agreement those funds will bear a variable interest rate linked to the prime rate, and will be repaid over a 15 year period.

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

Property in development

•	Wholesale Market Company - On May 31, 2012, BSRE, Gindi Investments 1 Ltd. and an additional entity controlled by Moshe and Yigal Gindi completed the purchase of long term lease rights to a property in the wholesale market site in Tel Aviv (the “Wholesale Market Project”) for the purpose of building and marketing on the property an apartment building complex and a shopping mall from the municipality of Tel Aviv and the Wholesale Market for Agricultural Produce in Tel Aviv Company Ltd. (the “Wholesale Market Company”). As of December 31, 2015, BSRE owned 49.5% of the company that owns the residential building rights and 50% of the company that owns the commercial building rights. The property consists of building rights of approximately 97,460 square meters, of which approximately 65,840 square meters are designated for residential use, approximately 3,700 square meters are designated for residential leases, and approximately 27,920 square meters are designated for commercial use, part of which would be located on the ground floor of the residential buildings. Within the framework of the approved plan, the Wholesale Market Project will include 11 buildings, each consisting of 14 floors. The Wholesale Market Project includes 722 residential units for sale and 54 units which will be leased in accordance with certain criteria determined by the Municipality of Tel Aviv and the Purchasers. It is contemplated that the Wholesale Market Project will contain approximately 32,460 square meters leased space for commercial use. Building permits for all the residential units had been granted as well as permits for the commercial space. In August 2015, construction for the Tel-Aviv Light Railway System began. Part of the construction required the demolition of the Maariv Gate which was in proximity to the Wholesale Market Project, and a new route was opened leading to the adjacent Givon Parking lot. According to the urban plans relating to the construction of the Light Railway system, all routes towards the adjacent Givon Parking should remain unaffected.

On June 26, 2013, the Residence Company and the Mall Company entered into a financing agreement with banks pursuant to which the banks would extend financing and credit facilities to the Residence Company in the amount of NIS 2 billion for granting guarantees and financing and credit lines of up to NIS 450 million to the Mall Company for completing the construction of the mall basements and foundation. The Mall Company and the banks entered into subsequent amendments to the financing agreement, most recently, in June 2015 (the “Amendment”). Under the Amendment the banks will extend the credit line to up to NIS 1 billion. As of December 31, 2015, the Mall Company had utilized NIS 700 million from the total credit line. The credit line will be repaid at any time following the third anniversary of the mall’s opening date, subject to certain conditions, but not later than September 30, 2019. The credit line will bear variable interest linked to the prime rate with an additional gap of 2% per year. The Amendment also includes provisions pursuant to which in certain circumstances of failure to comply with the financial requirements, schedules, minimal renting rate and payments, additional interest will apply. To secure the liability of the Residence Company, in addition to securities imposed on the assets of the Residence Company, BSRE provided a constant guarantee of approximately NIS 25 million, and to secure the liability of the Mall Company, in addition to securities imposed on assets of the Mall Company and certain assets of the Residence Company, BSRE provided a constant guarantee of NIS 100 million. The Amendment also includes a cross-default mechanism pursuant to which a default event under the financing agreement with the Mall Company which allows the banks to demand immediate repayment of the loan, would also be deemed a breach of the financing agreement between the Residence Company and the banks.

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

On November 10, 2014 City Core entered into an agreement with an additional construction contractor for the construction of three residential buildings, comprising a total of 223 housing units for consideration of NIS 127.2 million. The construction period under the agreement is 20 months (with a three month grace period) on the date the construction site is received by the contractor. The agreement requires the contractor to undertake to provide bank guarantees to City Core and includes mechanisms for bonus payments and late penalty payments.

On November 11, 2014 City Core entered into an additional agreement with a construction contractor for the construction of three residential buildings, comprising a total of 223 housing units for consideration of NIS 127.2 million.

•	As of March 16, 2016, City Core entered into commitments for 717 sale agreements with apartment purchases for NIS 1,894 million (including VAT) and received advances of NIS 1,328 million (including VAT). Down payments for such apartments reached approximately 70% of the aggregate consideration amount for the purchased apartments.

Properties with development potential

As of December 31, 2015, BSRE had rights to build a total of 104,000 square meters (72,000 square meters mainly for commercial purposes and 32,000 square meters for residential purposes). Because the utilization of building rights is dependent on economic feasibility, satisfaction of various conditions, payment of costs and other factors, it is not clear if and when BSRE will utilize these building rights.

Point Wells, Washington

On June 1, 2010, BSRE completed the acquisition of an approximately 240-dunam parcel (approximately 59 acres) of property in Point Wells, near Seattle, Washington, which serves primarily as a plant for storage and distribution of fuel and oils. BSRE purchased the property through a special purpose entity established in the United States, BSRE Point Wells, LP, which entered into a purchase agreement, dated May 7, 2010, with Paramount of Washington LLC (“POW”) for the property and into a development agreement, dated June 1, 2010, with POW and Paramount Petroleum Corporation (“PPC”). PPC leases the property from POW and operates and maintains it. POW and PPC are wholly owned subsidiaries of Alon USA Energy Inc., a public company whose shares are traded on the NYSE (“Alon USA”) and, until May 14, 2015 was controlled by our indirect controlling shareholder, Alon. Alon's holdings in Alon USA Energy Inc. were acquired by Delek USA, a U.S. publicly traded company, in which Alon holds 9.65%.

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

According to the development agreement signed between the parties, BSRE Point Wells, LP will take action to initiate a detailed plan for approving the construction of at least 2,000 residential units on the property. All of the expenses connected with the approval of the change of zoning, including the initiation and preparation of a detailed plan, will be borne by BSRE Point Wells, LP. BSRE assesses that these expenses will amount to approximately $8.5 million (which is $6.9 million capitalized). If the detailed plan is not approved and/or if it does not contain at least 2,000 residential units, BSRE Point Wells, LP will bear no responsibility to POW and/or PPC. In consideration for PPC’s right to participate in the development of the property and in the proceeds that will be received from the sale of the property to a third party after the enhancement thereof, PPC will pay BSRE Point Wells, LP quarterly participation fees in a sum of $440,000, which will be paid commencing from July 1, 2010 and throughout the entire License Period.

The development agreement further stipulates provisions regarding a division of the consideration that will be received from the sale of the property to a third party after the change of zoning and enhancement of the property.

Givon Parking

In July 2010, Gindi was awarded a tender to Build Operate and Transfer (“BOT”) a parking lot in Tel Aviv (“Givon Parking”) for approximately 1,000 parking spaces adjacent to the Wholesale Market Project. In August 2010, BSRE joined Gindi in this project as a 50% joint venture partner. On October 11, 2011, BSRE received a notice from Tel Aviv municipality that all of the conditions to approve the BOT agreement of “Givon Parking” in Tel Aviv had been satisfied. In consideration for constructing the parking lot, BSRE and its partners will be entitled to operate and collect rental fees for parking for a period of 23 years from delivering the authority for use of property. On November 13, 2011 BSRE received the right to use the property for constructions work. Construction of the parking lot was completed in September of 2014. Development of the public area on the roof of the parking lot was completed. The parking lot obtained a Form 4 prior to operation and BSRE obtained final approval to operate the parking lot. The total cost for establishing the parking lot, including related costs, is estimated at NIS 144 million ($37 million), and the share of BSRE is approximately NIS 72 million ($18.5 million). On December 12, 2011, BSRE and its partners signed an agreement with the bank for the funding of approximately 82% of the parking lot construction’s costs, and the credit lines provided for financing the project were in the aggregate amount of NIS 115 million (approximately US $33 million). In December 2015 the credit line was replaced with a long-term loan in an amount of approximately NIS 119 million, which bears interest at prime plus 1% and is to be repaid in installments until the final repayment date of December 31, 2030 (includes options for repayment). BSRE and its partners determined material issues regarding the construction and the management of the parking lot in which an unanimously decision is required, and principles regarding dilution of each of the parties’ rights in the event that one of the parties will not invest the amounts that such party obligated to invest. The parking lot was opened for use in April of 2015.

During 2015, BSRE invested a total amount of NIS 20 million, including investments in rental offices and areas used for commercial and industrial development. Additionally, BSRE jointly controlled entities which invested NIS 84 million during 2015.

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

In addition, it is expected that there will be a greater gap between the high supply of office space in Israel and the relatively low supply of existing places of work, which may result in higher rates for existing projects, but greater competition and lower rates for future projects. An additional market factor is the increased strength of "acquisition groups" which lead to greater competition for property prices. In leading shopping centers, occupancy rates remained high in 2015, and retail store sales turnover rose. In areas where competition increased, such as Beer Sheva and the suburbs of Haifa, occupancy rates decreased which caused downward pressure on rental fees.

With respect to the residential building sector in Israel, a recession may cause a decrease in the scope of marketing and sales and a decrease in the prices of apartments. In addition, government policies may affect the availability and value of real estate designated for building and may also affect the prices of apartments. Moreover, since 2010, we entered the field of promotion and planning of residential real estate. There are different risks in this sector including: exposure to changes in the demand for residential properties as a result of changes in the economy, especially as a result of a recession or a significant deterioration in the economy; the speed at which local planning authorities and cities approve the building projects; changes in and increases to the stringency of building and planning laws and regulations, which may require BSRE to incur additional expenses; lack of human resources in the building sector as a result of the government’s policy for employing foreign workers, or ‘closures’ for security reasons as well as delays or continuing lack of raw materials, for example as a result of the closure of Israel’s ports, that may affect the Company’s ability to meet the original timetables as well as its originally contemplated costs; and changes in the government’s policies for the granting of mortgages, which affect the level of demand for residential properties.

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

BSRE’s Strategies

Our strategy for our real estate activities is to become a substantial owner of yield-generating properties and developer of commercial real estate through our subsidiary, BSRE. To achieve this goal, we intend to pursue a number of operating and growth strategies, which include:

•	management and lease of rental properties, development and improvement of existing properties and building rights. Approximately 60% of BSRE’s rental properties are leased to Mega Retail;

•	locating and initiating real estate investments in Israel and abroad while expanding and diversifying BSRE’s asset portfolio;

•	cautiously examining the expansion of activities abroad;

•	focusing on rental property designated as trading, logistics and offices; and

•	submitting requests for approvals from municipalities in order to add usage rights, re-categorize land rights, and add building rights to its properties.

Naaman

General

Through our wholly owned subsidiary, Bee Group Retail Ltd. (“Bee Group”), we operate in the Naaman segment, concentrated in our Naaman and Vardinon stores and wholesale sales. The chain operates under two different brand names: (i) “Naaman”, which sells houseware products; and (ii) “Vardinon”, which sells home textile products and accompanying accessories. The stores of our “Naaman” and “Vardinon” chains are primarily owned and operated by us. In addition to these stores, we have established houseware departments within most of our large supermarket stores. As of December 31, 2015, we operated, through our subsidiaries and franchisees, a total of 120 houseware and textile stores under the Naaman and Vardinon chains, of which 13 stores were owned and operated by franchisees.

As of December 31, 2015, Bee Group owned approximately 77.51% of the outstanding shares of Naaman Group (N.V.) Ltd., a company traded on the Tel Aviv Stock Exchange. Naaman is one of Israel’s major branded houseware retailers which imports and markets various houseware products, such as kitchen utensils, cutlery and dinner sets. As of December 31, 2015, Naaman had its own chain of 68 houseware stores and supplied its products to Mega Retail for sale in Mega Retail's supermarkets. Naaman also sells its products to wholesale customers, including privately owned stores, retail chains, institutional customers, employee committees and sales promotion companies.

Vardinon products are distributed by its chain of retail stores (52 stores as of December 31, 2015) and by wholesale to customers that include other wholesalers, retail chains, employee committees and catalogues.

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

Competition

In addition, due to our controlling interests of “Non-Food” chains, Vardinon and Naaman, we face increased competition in the Houseware and Textile market. In recent years, this competition has increased primarily due to the entry of retail chains and stores outside the food industry, such as Office Depot, do-it-yourself chains such as Home Center and ACE (a franchisee of Ace Hardware), household stores, home textile stores, such as Golf & Co. Ltd. (competes with both Vardinon and Naaman), Ahim Fried Feathers Industry (1977) Ltd. (competes with Vardinon), Fox Home and Kitan Textile Industries Ltd., houseware stores, electricity appliances stores, and also due to the expansion of the houseware and home textile departments in supermarkets. This increased competition affects the sales prices of our products and our sales. Increased competition may adversely affect our sales and our profitability.

In addition, the barriers of entry are low in some of the markets in which our Naaman segment competes due to the price and availability of products from overseas suppliers, although the establishment of a network of stores throughout the country together with the required import and marketing of products requires a high level of investment. The entrance of new competitors may reduce our market share and may reduce the sale prices of our products and lead to a reduction in our profitability.

The merchandise we sell in our Naaman business is varied, and we therefore compete in several different markets.

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

This market can be divided into two main categories: (i) brand name companies such as Kitan Textile Industries Ltd., Golf & Co. Ltd., Fox Home which operate in the home textile market and Ahim Fried Feathers Industry (1977) Ltd. which operates primarily in the bedding market. Brand name companies generally manufacture high quality products which are on average more expensive than non- brand name products; (ii) non – brand name companies which sell lower quality and less expensive products. We do not have any formal information about the size of the home textile market and the market share of the various competitors in this market, however, we estimate that our “Vardinon” chain is one of the leading retailers in the mid to premium home textile market.

Naaman Operations

The following table provides certain information regarding our Naaman stores as of December 31, 2015:

Non-Food Properties		Number	Square meters
Stores	Leased	102	12,030
	Leased from BSRE	2	214
	Franchise operated	3	-
	Franchises	13	-
Offices	Leased	1	2,538
Total		121	14,782

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

Government Regulation

Naaman

Our Naaman business is subject to Israeli laws relating to imports, customs, labeling of products and consumer protection laws, as well as to labor laws and license and permit laws as they apply to the operation of our network of stores.

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

Houseware Products

We are subject to safety tests, quality control and certification by the Standards Institution of Israel. These are primarily related to the release of metals from ceramic appliances/wares, marking of wares/dishes, pressure cookers, lighters and plastic ware used for food and drink.

Business Permits

As of March 31, 2016, the aggregate floor space for all Naaman and Vardinan retail stores is less than 800 square meters, most of which are located in malls operated by management companies. As such, the Naaman is not required to obtain a business permit for such retail stores under the Business Permits Law, 1968. Naaman does not estimate that it will be liable under such law, but cannot ascertain such statement due to unforeseeable regulatory changes.

For additional information regarding government regulations relating to our Naaman segment, please see “General Government Regulation” below.

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

Naaman Strategies

Please see “Item 4. Information on the Company – B. Business Overview – Our Strategies” above for a description of our strategies in our Naaman segment.

Dor Alon Segment

General

We operate filling stations and convenience stores and market petroleum products in Israel through Dor Alon, our direct subsidiary in which we held 63.13% as of March 31, 2016. In July 2015 we decided to sell our holdings in Dor Alon in order to reduce our financial debt. Dor Alon’s activity includes four primary fields of activity:

•	Filling Stations and Convenience Stores - Dor Alon develops, constructs and operates a network of public filings stations operating under the "Dor Alon" and "Alonit" brand, most of which include convenience stores, and markets and supplies gasoline and other products through travel centers (commercial centers that include a gasoline service station operating under the "Alonit" and "Super Alonit" brands), internal filling stations and leasing of commercial space to third parties.

•	Direct Marketing - Dor Alon supplies fuel oil and other petroleum products, including Liquefied Petroleum Gas (“LPG”), Natural Gas, and steam, directly to residential and commercial customers as well as governmental entities.

•	Marketing of Jet Fuel - Dor Alon supplies jet fuel to commercial airlines.

•	Others – in addition to the three primary fields of activity described above, Dor Alon is active in the development, and operation of independent convenient stores under the "AM:PM", "Super Alonit", "Alonit Ba'Moshav", and "Alonit Ba'Kibbutz" brands.

In addition, Dor Alon is in the process of establishing through a subsidiary, a power plant in Sugat’s industrial area in Kiryat Gat, Israel and advancement of the development of real estate in which Dor Alon has rights to increase their value and increase the number of yield-producing assets of Dor Alon. Furthermore, Dor Alon holds 5% of Dor Gas Searches LP, a limited partnership which holds 4% of the rights in the Tamar natural gas field.

Filling Stations, Convenience Stores, and Others

As of December 31, 2015, Dor Alon supplied motor fuels, motor oil and other petroleum products to a network of 211 filling stations operating under the “Dor Alon” brand. Integrated into most of Dor Alon’s public filling stations are Diesel Fueling Centers (“DFC”) that sell diesel fuel for large vehicles such as trucks and buses at preferential terms. Dor Alon also supplies ARAL lubricants and Texaco lubricants in Israel.

As of December 31, 2015, Dor Alon operated 218 convenience stores, including 144 convenience stores adjacent to our filling stations and 74 standalone convenience stores (30 under the “Super Alonit “Alonit in the Kibbutz”, and “Alonit in Moshavim” brands, and 44 standalone convenience stores operated under the AM:PM brand). 213 convenience stores are operated by the Alon Group, and five convenience stores are operated by third parties. All the stand alone convenience stores are leased for different periods.

The Dor Alon filling stations and convenience stores network is divided into complexes owned by Dor Alon, complexes in which Dor Alon has a long term lease (most of which are jointly owned or leased in equal shares with third parties) and complexes owned by third parties. As of December 31, 2015, Dor Alon (either solely or through joint companies or partnerships) owned or held under lease and operating agreements 182 commercial and filling sites. The other 29 filling stations and convenience stores are operated by third parties, under the Dor Alon brand, who have entered into supply agreements with Dor Alon for petroleum products. The filling stations and convenience stores include four travel centers along the Cross-Israel Highway (Israel’s first toll road); Dor Alon has the exclusive rights to operate these travel centers for a 30-year period beginning in June 1999.

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

Increase in the minimum wage (see “Item 3. Key Information – D. Risk Factors – Risks Related to Our Business as a Whole – Increase in employee minimum wage in Israel may adversely affect the value of our assets”).

Legislation in favor of Promoting Competition in the Food Industry

In March 2014, the Knesset adopted new legislation in favor of “Promoting Competition in the Food Industry” (the "Food Law"). The Food Law is divided into three (3) main topics: (i) regulation of operations of suppliers and retailers; (ii) geographic competition of retailers; and (iii) transparency of prices. The Food Law is already in effect.

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

Enactment of The Law to Promote Competition and Reduce Concentration

The "Law to Promote Competition and Reduce Concentration" – 2013, or (the "Competition Law") established, among other matters, that when granting any national rights, permits and licenses to use national resources ("Rights"), the applicable regulating agency must take into account, in addition to all other matters, the advancement of competition in that specific sector and anti - concentration in the economy as a whole. Under the Competition Law, certain companies, such as Dor Alon, are considered "concentration groups" as they relate to the petroleum industry, LPG, or industries where a natural gas marketing permit is required. As of December 10, 2014, any applicable regulating agency must take into account, in addition to all other matters, the advancement of competition in that specific sector, while granting any right, permit or licensing to a sector which is not an essential infrastructure section.

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

Dor Alon anticipates opening and operating an additional 7-9 filling stations during 2016 and 2017. Dor Alon has plans and agreements to plan, establish, and operate additional filling stations, and these stations are currently in different stages of authorization and establishment.

Dor Alon has a cooperation agreement with a third party to establish through a joint company a nationwide chain of Si “espresso-bars” to be located in Dor Alon’s filling stations. As of December 31, 2015, Dor Alon’s filling stations included 12 Si cafes that were operated by a joint company, three of which are located outside of Dor Alon’s filling stations. The cafes sell products under the “Si” brand as well as other products. In addition, most of the Alonit convenience stores include a small coffee bar.

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

Internal Filling Stations (fleet stations)

As of December 31, 2015, Dor Alon supplied motor fuels to 160 internal filling stations operating under the Dor Alon brand, including 94 fleet stations operated by a joint company described below. Internal filling stations are stations in Israel located on the premises of kibbutzim and moshavim, as well as some DFCs that are not integrated with filling stations. Fuel products sold in internal filling stations are designated for a defined group of customers, such as inhabitants of the kibbutzim and moshavim, who receive preferential fuel prices and payment terms.

Dor Alon also holds 50% of a joint company together with a certain third party (50%) which operates internal stations located in moshavim. Dor Alon supplies this jointly held company with motor fuels and other petroleum products. As of December 31, 2015, this joint company operated and supplied motor fuels and other petroleum products to 94 internal filling stations operating in moshavim.

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

Private sector clients are mostly domestic customers and small businesses that use refined oil for heating and cooking, private homes, apartment buildings and small businesses. As of December 31, 2015, Dor Alon had approximately 110,000 LPG customers. Agreements with domestic customers are for fixed periods, with the agreement renewing automatically at the end of each period, with no need for any further notice.

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

During the years 2014-2015, an increasing number of industrial customers switched from purchasing petroleum-based products to natural gas. As a result of the reduction in prices of petroleum-based products in 2015, there was a decrease in the gap between prices of petroleum-based products and prices of natural gas which resulted in a reduction in the number of industrial and institutional customers switching from purchasing petroleum based products to purchasing natural gas.

Marketing of Jet Fuel

Dor Alon’s jet fuel marketing operations include marketing and sale of jet fuel to Israelis civilian airlines and foreign airlines which land at Ben Gurion airport. In connection with this operation, Dor Alon has an agreement with Chevron. For additional information, see “Item 4. Information on the Company – B. Business Overview – Dor Alon Segment – Industry Overview – Marketing – Marketing of Jet Fuel.”

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

Dor Alon purchases motor oils marketed by it from various suppliers, such as ARAL Lubricants GmbH and SA Texaco N.V. In addition, Dor Alon purchases motor oils from local manufacturers and markets them under the private label brand name “Dor Oil.” Dorgas purchases natural gas directly from the Tamar Partnership. See “Item 4. Information on the Company – B. Business Overview – Dor Alon Segment – Industry Overview – Marketing – Natural Gas Purchase Agreements.” Additionally, Dor Alon manufactures products independently at its oil mixing facility in Haifa bay. Dor Alon purchases raw materials, especially base oils from local manufacturers, and manufactures a variety of oils, which are marketed under the “Dor Oil” brand.

Convenience Store Products

Until June 2015 Dor Alon purchased most of the food and non-food products sold in its convenience stores from our subsidiaries. Pursuant to an agreement with Mega Retail, a subsidiary of Dor Alon paid Mega Retail the price of the products plus a 2% margin for the direct supply of products by the suppliers to the convenience stores, and a 2.75% margin plus distribution costs for the supply of products from that subsidiary’s central warehouse. For further information on this agreement, see “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions – Agreements between Alon Blue Square and its Subsidiaries – Procurement Agreement with Dor Alon Management.” In July 2015, following Mega Retail's Plan of Recovery, Dor Alon and Mega Retail agreed to terminate the agreement between them. Consequently, Dor Alon purchases food and non-food products sold in its convenience stores directly from food suppliers. As of the date of this report, Dor Alon has engaged with all necessary suppliers and the termination of the agreement with Mega Retail is not expected to change its commercial expenses.

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

Marketing and Distribution

In the filling stations and convenience stores sector, Dor Alon markets and promotes its products using the following methods:

•	increasing the attractiveness of the refueling and commercial compounds by diversifying its products and services;

•	conducting sales and promotions in the filling stations and convenience stores;

•	improving Dor Alon’s brand name recognition and image through public relations;

•	marketing of fuel products to fleet customers along with discounts on fuel prices and preferential payment terms via electronic fueling cards or vehicle mounted devices; and

•	Improving Dor Alon’s relationship with its customers and increasing the costumers loyalty to the filling stations chain and the services provided by Dor Alon within the benefits granted under You club activities.

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

Under the agreement with Natgaz, the Partnership is responsible for payment on account of the connection to the natural gas lines, of approximately NIS 13 million, as well as immaterial ongoing annual payments for conduit services, regardless of whether the Partnership uses such services or not.

On September 8, 2015 the parties signed an additional amendment to the agreement which primarily includes a provision whereby Sugat replaces the Partnership as operator of the facility. In addition, under certain circumstances, the period of time prior to the commencement of the first stage will be extended by one year.

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

The agreement is subject to obtaining an approval from the Antitrust Authority. An exemption request was filed with the Antitrust Authority which notified Dor Alon that as of December 31, 2015, it will not initiate antitrust enforcement procedures regarding the agreement until a decision regarding the exemption request is given.

Establishment of a Joint Loyalty Plan

On November 29, 2005, we entered into the following agreements with Dor-Alon (i) an agreement establishing a joint loyalty plan for the benefit of Alon Blue Square’ and Dor Alon’s customers, formed as a partnership to be held 75% by Alon Blue Square (now held by Mega Retail) and 25% by Dor Alon (the “Loyalty Plan”) and (ii) an agreement under which Alon Blue Square and Dor Alon purchased 49% (36.75% Alon Blue Square and 12.25% Dor Alon) of the shares of capital stock of Diners Israel from CAL for a total consideration of NIS 21.3 million (of which NIS 15.6 million was paid by Alon Blue Square). The consideration was funded through a non-recourse loan granted by CAL to Alon Blue Square and Dor Alon.

For more information regarding the Loyalty Plan, see “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions – Agreements between Alon Blue Square and its Subsidiaries – Transactions with Dor Alon in Connection with Establishment of a Joint Loyalty Plan.”

Government Regulation

Environmental regulation

In its filling stations and convenience stores business, Dor Alon is subject to various laws and regulations aimed at preventing damage to the environment (mainly air, water and soil contamination), including the following laws and regulations:

•	The Water Law, 5719-1959, or the Water Law, provides for the protection of all water resources in Israel and imposes liability on those who, by action or lack thereof have caused and/or may cause contamination of water sources. The law gives the authorities broad powers, including the authority to require whoever caused the damage to do everything necessary to stop the contamination, restore the status quo ante and fined for violating the order.

•	The Water Regulations (Prevention of Contamination) (Filling Stations), 5757-1997, promulgated under the Water Law, or the Water Regulations, which provides regulations for the construction of filling stations, and directives issued by the Commissioner (as defined under the Water Regulations) concerning the planning, construction and operation of filling stations, including the insulation and protection of fuel tanks. Failure to comply with the provisions of the Water Law and regulations promulgated thereunder may be considered a criminal offense.

•	Public Health Regulations (Wastewater Quality Standards and Rules for Sewage Treatment), 5770-2010, and the Water and Sewage Rules (Factories Wastewaters Discharged into the Sewage System), 5771-2011, published during 2010-2011 aim to protect the public health, prevent water pollution from wastewater and sewage, protect the environment including the ecosystems, land and crops, by regulating discharge of wastewater from factories (including filling stations) to prevent damage to the sewage system by imposing penalties and by sampling. As of the date of this Report, some of the water corporations have begun sampling pursuant to the rules and regulations. Dor Alon estimates that the costs for the sampling are insignificant.

•	The Environmental Protection Regulation, 5768-2008, which increases the penalties determined in other environmental laws.

•	The Dangerous Goods Law, 5753-1993, which imposes an obligation to obtain a permit to handle dangerous substances.

•	Business Permits. In order to obtain business permits to operate filling stations, Dor Alon must install devices at some of its stations. In addition, the regulations state the manner in which storage fuel and how to obtain the associated licenses.

•	The Combined Environmental Licensing law memorandum was published on October 9, 2015. The memorandum classifies factories into three levels according to their influence on the environment. Factories classified as A or B will be obligated to obtain a combined environmental license, while factories classified as C level will be obtain licensing under its business permits. It is expected that operating fuel filling stations will be classified as level B. The law memorandum is not final and is subject to further change.

•	As of March 31, 2016 the Israel government published the Liquefied Petroleum Gas Bill. The bill would apply to LPG while the previous Gas Law (Safety and Licensing) would apply to natural gas. The bill includes provisions which do not affect the current legal status along with provisions designated to enhance the authorities of the Gas Safety Administration and the enforcement system. As of March 31, 2016 Dor Alon cannot evaluate the effects of the proposed bill.

•	Our natural gas operations are subject to the Natural Gas Industry Law, 5762-2002, which regulates the natural gas sector in Israel. The law determines, among others, that one must not engage in the construction and operation of a transmission system or part of it, the establishment and operation of a distribution network or part of it, the construction and operation of a LNG facility and the construction and operation of the storage facility, without a license issued by the Minister of National Infrastructure (hereinafter in this section “Minister”) and in accordance with its terms. In addition, the Natural Gas Industry Law states that the following shall not engage in the sale and marketing of natural gas: (a) a transmission system licensee, (b) an electric power provider, and anyone who is involved with oil refining at a rate exceeding ten percent (10%) of the oil refined in Israel. According to the Natural Gas Industry Law, the sale and marketing of natural gas does not require a license, provided however, that the Minister, in his sole discretion, under the conditions stipulated by law and the consent of the Minister of Finance and the approval of the Knesset Finance Committee, may determine that for a period to be determined, the marketing of natural gas will require a license.

•	The Planning and Building Regulations (Licensing of Natural Gas Facilities) Law, 2003-5763, lists the requirements of the permit application to be submitted for the construction of a gas facility by an applicant requesting to construct a gas facility.

•	Dor Alon is aware of environmental law proposals including, inter alia the Bill for Preventing Land Contamination and Treatment of Contaminated Lands, 5772-2011 which, among others, defines the term “Contaminated Land”, prohibits contamination of lands and disposal of contaminate materials, establishes a fund for rehabilitation of contaminate lands, authorizes a commissioner and defines its governance enforcement authority, including monetary sanctions, and establishes a criminal offense for breaching the law. These law proposals may influence Dor Alon’s financial results if the laws are approved.

Dor Alon expects to invest approximately NIS 8 million in 2016, approximately NIS 6 million in 2017, and approximately NIS 3.5 million in 2018 in order to satisfy the environmental laws and regulations. These amounts may vary depending on the actual costs of the required restoration work and the planning and construction of new facilities and whether new laws, regulations and other requirements will be imposed for which additional expenses will be incurred.

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

Additionally, and without derogating from Dor Alon’s obligations above, in September 2011 and in January 2012, the Ministry of Environmental Protection issued directives pursuant to which Dor Alon would be required to install vapor recovery systems in each of its fuel stations located within 80 meters of residential areas by the end of 2013; and in all other fuel stations by the end of 2017. Pursuant to the aforementioned directives, by the end of 2015 Dor Alon installed the vapor recovery system in 149 filling stations and is expected to install vapor recovery systems in an additional 45 filling stations in the course of 2016-2017.

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

Other Government Regulation

Dor Alon, as a fuel company, is subject to various other laws and regulations, including laws and regulations that:

•	provide that any use of property must be done in accordance with the designated purpose of the property as per The Planning and Building Law, 5725-1965, or the Planning and Building Law. Often, the permit for establishing filling stations involves changing the designated purpose of the property;

•	impose duties of licensing and obligations to obtain various permits from various governmental authorities, including the police, the Ministry of Environmental Protection, the Ministry of Industry, Trade and Labor, the fire department and the relevant zoning committees. As of the date of this Annual Report, there are a few indictments or sentences pending against Dor Alon and its subsidiaries regarding the operation of filling stations and/or convenience stores without permits. A number of indictments are pending against Dor Alon and its subsidiaries with respect to filling stations and convenience stores concerning the operation of filling station and convenience stores without permits. Dor Alon estimates that even if one or more of the filling stations and/or convenience stores will be closed, it would not have a material effect on Dor Alon’s financial results.

•	establish the duty of fuel companies to maintain an inventory of fuels for emergency purposes, the expenses of which are paid by the Israeli Fuel and Gas Administration, and to maintain, at their own expense, a supply of diesel fuel that is not an emergency supply;

•	impose an excise tax on the supply of fuel from ORL and on the release of fuel from customs;

•	prescribe a maximum consumer price for 95 octane gasoline;

•	impose anti-trust prohibitions under the Antitrust Law, including with respect to price setting and exclusive long term (over three years) supply agreements between gas supply companies, such as Dor Alon, and filling stations (which are not owned by such companies);

•	impose restrictions on the operation of filling stations and convenience stores on the Jewish Sabbath (Saturday) and requiring a permit to be obtained in order to employ Jewish workers on Saturday. Dor Alon does not possess such a permit. Most of Dor Alon’s filling stations and convenience stores are open during the Jewish Sabbath. Under Israeli law, employment of workers in violation of the law is subject to a fine or imprisonment of up to a month, or both. The convenience stores in the AM:PM chain of stores also operate during the night and on Saturdays. On the basis of information obtained from Dor Alon, in the cities in which AM:PM operates there are municipal regulations restricting their activity during the night and on Saturdays. Most of the AM:PM stores have obtained permits to operate at night.

•	Following legal proceedings between the Tel Aviv Municipality and the Ministry of Interior, the government received the authority to regulate municipal regulations restricting the operation of businesses on Saturday. A private bill, supported by the government, which prohibits the operation of businesses on Saturday would have to receive the approval of a special committee of executives prior to implementation. Furthermore, legal proceedings regarding the private bill were conducted in the Supreme Court in March 2016 which provided the parties involved until July 2016 to submit their comments regarding the private bill.

•	set provisions pertaining to safety in the marketing and supply of fuel and LPG.

•	The "Fuel Industry Advancement of Competition Law (Installation of Automatic Fueling Device) – 2010" requires fueling companies to install automatic and universally compatible fueling devices (the "Devices") which allow filling from all fueling companies with whom customers entered into a services agreement. Using the Devices, customers can purchase gasoline without the need for an alternative method of payment at the filling station. Rather, the filling pump automatically detects the Device and provides fuel automatically. In the past, automatic fueling device were not universal, and as such, could only be used by customers of the fueling companies who installed the fueling devices and entered into services agreements with such customers. Under this legislation, fueling companies are only permitted to sell gasoline through universally compatible devices, regardless of which fueling company the device belongs to or who installed the device, and are restricted from selling not universally compatible devices. In addition, fueling companies are restricted from refusing, without reason, to enter into a services agreement with a customer for the installation of a universally compatible fueling device, or from selling gasoline through such devices.

This legislation will become effective after the Fuel Administration at the Ministry of National Infrastructure approves product specifications for the Devices. On October 20, 2014, the Fuel Administration published relevant specifications and deadlines for compliance. In September 2015 an amendment to the regulations was published detailing the timeline for the application of the regulations.

As of December 31, 2015, two fueling companies had received lab approval for their Devices. However one of the components of the device can be easily hacked and therefore not recommended for monetary transactions. The Supreme Court postponed the date of effectiveness of the regulations. Dor Alon is making the necessary preparations to apply the regulation and estimates that it will be able to apply the on a timely basis. Dor Alon cannot currently estimate the effect of the Devices on its business operations.

In July 2012, a draft proposed law entitled the “Fuel Industry Law - 2012” was circulated. The proposed law stipulates, among other things, the following: requirement of a license from the Fuel and Gas Administration for a period of three years which must be extended at the end of each term; prohibition on the possession of more than one refinement license by one company or its controlling shareholders; restriction on the possession of refinement licenses together with marketing licenses under the same license; imposition of fees and additional payments as a condition for granting a license; limitations on transferring or pledging the license and the rights thereunder without prior consent of the Fuel and Gas Administration; obligation to hold operational and emergency inventory; prohibition on running a public filling station without registering with the filling station registrar and the requirement for both a valid business license and building permit for the filling station; broad criminal liability, including personal liability of officers and a monetary sanctions; and prohibition on unreasonable refusal to provide

Dor Alon Sites Strategies

Our strategies in our Dor Alon segment are to continuously expand our filling station coverage in Israel and expand our convenience stores, both as part of our filling stations and on a standalone basis. To achieve this goal, we intend to pursue a number of operation and growth strategies, which include:

•	expanding our national presence of filling stations and commercial retail centers, while giving preference to developing filling complexes and public filling stations in urban areas (including small stations);

•	strengthening and expanding the various services and products offered to customers in the filling and commerce complexes, as well as improve the quality of those services and observing environmental regulations;

•	increasing sales in the convenience store sector in order to increase its relative market share in this sector by expanding convenience store chain in the existing filling and commerce complexes, in new complexes, and through independent convenience stores (under the brands AM:PM, Alonit in kibbutzim, and Alonit in moshavim);

•	initially operating a few of our convenience stores and "Si" coffee shops by franchises, and if such action will succeed, to operate additional convenience stores by franchises;

•	expanding our national presence in our stand alone convenience stores mainly in city centers;

•	combining parallel activity of building and operating convenience stores in turban, village, and roadside complexes in order to provide Dor Alon the basis for a national chain in the Dor Alon segment;

•	expanding the fleet customers base;

•	preserving and nurturing the Dor Alon and Alonit brands as a leading brands;

•	preserving Dor Alon’s status as a leader in the computerized fueling sector for drivers of heavy vehicles, by various road services which are given to these customers in the filling stations and commercial sites, such as resting areas, showers, and more;

•	in the direct marketing sector, maintaining Dor Alon’s growth in the scope of sales, subject to maintaining profitability and proper diversification of its types of customers;

•	diversifying Dor Alon’s fuel supply sources, including the importation of fuels;

•	expanding the marketing of Dor Alon’s private brand in the lubricant oil sector – “Doroil”, while at the same time leveraging its international brands (“Texaco”, “Chevron” and “Aral”) in order to increase its market share in the oils marketing sector;

•	continuing to take part in tenders for the supply of petroleum distillates, which are mostly published by institutional bodies, subject to specific economic examination of each tender;

•	expanding Dor Alon’s fuel distribution suppliers in additional terminals;

•	expanding the marketing of natural gas for industry sector, which is subject to establishment of distribution systems by local franchises; In addition, the company will monitor the possibility of using natural gas for transportation and will prepare accordingly;

•	maintaining the joint operation with the international company Chevron in the jet fuel sector along with its continuing operations with Ben Gurion International Airport;

•	in the power plants sector, maintaining operation in the private electricity sector and examining development of additional projects;

•	evaluating options to expand operations in the chemistry field together with partners in Israel and worldwide; and

•	continuing to invest in human resources while encouraging innovation, devotion, teamwork and improvement of administrative abilities.

The following table provides certain information regarding our filling stations and convenience stores in the Dor Alon segment as of December 31, 2015:

Filling stations	Owned (including leases exceeding 25 years)	34
	Leased (leases of up to 25 years)	148
	Supply agreements	29
		211

	Internal stations (1)	160

Convenience Stores (2)	Operated	213
	Franchised	5
		218

	Sites In Development	37

(1)	Typically, our stations are in Kibbutzim and Moshavim used by defined populations

Convenience Stores: 144 Alonit stores are adjacent to filling stations and 30 Alonit stand alone stores, including 44 stores under the AM:PM brand.

Mega Retail

Plan of Recovery; Stay of Proceedings and Appointment of Trustees

On July 15, 2015, the District Court of Lod, Israel approved Mega Retail's plan of recovery. After the approval of the plan of recovery, Mega Retail closed 32 supermarket branches and two other losing branches were closed (in addition to the initial bargaining agreement), and 1,200 employees were dismissed. Additionally, Mega Retail negotiated a discount of 9% in rental fees commencing on November 1, 2015 for a period of 24 months with its main lessor.

Mega Retail's plan of recovery did not settle two material issues, the first, the continued supply of products by suppliers to Mega Retail on credit terms that preceded the plan of recovery; and the second, the return of Mega Retail's customers to making their supermarket purchases in its branches.

A significant part of the suppliers did not return to supply Mega Retail under the credit terms prior to the arrangement. As reported by Mega Retail to the Company, the suppliers continued to stiffen and toughen the supply conditions to Mega Retail, resulting in substantial deterioration of sales, especially in the discount stores operated under the brand YOU. After further deteriorated relations with the suppliers, Mega Retail reached a decision to sell all 22 branches in the sub chain, YOU. The sub chain, YOU, constituted Mega Retail's discount chain which employed more than 1,000 employees. The sale of the sub chain, YOU, was made quickly for a total of NIS 130 million and reaching agreements with the employees' committee and the Histadrut on the employment termination of more than an additional 1,000 employees.

Following the continued deterioration in the financial strength of Mega Retail, on January 17, 2016 Mega Retail applied to the District Court in Lod, Israel for a temporary stay of proceedings following which trustees were appointed for the operation of Mega Retail.

General

According to report No. 4 of the trustees of Mega Retail dated March 28, 2016, Mega Retail was the owner of 127 supermarkets and maintains the Mega@Internet website which allows customers to place orders via the internet. Most of the supermarkets are local neighborhood store brand "Mega in Town". According to the report, from January 17, 2016 until February 16th, 2016 sales of Mega Retail equaled NIS 188 million, and losses for that period equaled NIS 8.6 million. As of September 30, 2015, the unaudited consolidated assets of Mega Retail aggregated approximately NIS 937 million, or $241 million.

Mega Retail's supermarkets offer a range of food and beverage products and “Non-Food” items, such as houseware, small electrical appliances, and entertainment products and textile products (called “Non-Food” in this Annual Report), and “Near-Food” products, such as health and beauty aids, baby and young children products, cosmetics and hygiene products (called “Near-Food” in this Annual Report). Many of Mega Retail's supermarkets offer specialty departments such as full service bakeries, delicatessens, fresh meat and prepared food departments; certain supermarkets also contain franchise operations. Mega Retail supermarkets also sell and market the “Mega” line of private label goods.

The following table sets forth the change in the number of Mega Retail supermarket stores (net of store closures) and supermarket store space as of the dates indicated:

	No. of Stores	Store Space (square meters)

As of December 31, 2011	211	377,650
As of December 31, 2012	212	369,000
As of December 31, 2013	213	360,000
As of December 31, 2014	197	303,000
As of March 28, 2016	127	Not Available

The following table sets forth the selected operating data of our supermarket stores as of the date indicated:

	For the year ended December 31,		For the period ended September 30, 2015
	2013	2014	2015 (3)	2015
Selected Operating Data:	NIS (in thousands)			U.S. Dollars (in thousands) (4)
Number of supermarket stores (at year end)	213	197	150	-

Increase (decrease) in same store sales(1)	(1)%	(3.6)%	(6.8)%	-

Total square meters (at year end)(2)	360,000	303,000	208,000	-

Supermarket sales per square meter (in NIS)	18,171	19,017	15,143	3,860

Supermarket sales per employee (in thousands)	812	864	924	236

(1)          The percentage change in same store sales is the percentage change in sales of those stores that operated continuously during the entire reporting period of both the current period and the year preceding it. Stores are not deemed to have operated continuously (and therefore not included as “same stores”) if such stores were permanently closed during the reporting period or the preceding period, were resized significantly during the period or were significantly renovated or expanded during the period. Store resizing is considered significant if it exceeds 5% or more of the store’s original size. The comparative figures include the results of branches whose operations we resolved to cease.

(2)          Based on an average total square meters at month end during the relevant period.

(3)          The information as of and for the nine month period ended September 30, 2015 is unaudited and does not take into account the subsequent sale by Mega Retail of 23 supermarket branches.

(4)          Based on the representative exchange rate between the NIS and the dollar as published by The Bank of Israel for September 30, 2015, which was NIS 3.923 per $1.00.

To the Company's knowledge, in addition to its ownership of supermarkets, Mega Retail also leases a distribution center in Kibbutz Eyal and leases a building in Rosh Ha'ayin covering approximately 8,000 square meters.

During 2015 and until March 28, 2016, and based on Report No. 4 of the trustees of Mega Retail, Mega Retail closed or sold 70 branches Mega Retail leases the real estate underlying the stores that it operates from BSRE and third parties.

Eden Teva

We also previously held 51% of the outstanding shares of Eden Briut Teva Market Ltd. (“Eden Teva”).

On July 9, 2015, Eden Teva filed an application with the court for leave of a stay of proceedings order. We guaranteed the debts of Eden Teva to Bank Hapoalim in the amount of approximately NIS 29.2 million. On July 9, 2015, the court granted the stay of proceedings order to Eden Teva and appointed a trustee for the stay of proceeding period.

On December 3, 2015, a settlement agreement between Mega Retail and Eden Teva was approved by the District Court according to which NIS 3.8 million was paid to Eden Teva. An appeal against the settlement agreement was filed in January 2016 by a supplier of Eden Teva and a court hearing has been scheduled for July 14, 2016. On December 6, 2015, a permanent liquidation order was rendered against Eden Teva.

In July 2015, a claim was filed against us, directors and officers of Eden Teva who serve in such capacity at our request, and Mega Retail with the Tel Aviv District Court, in connection with Eden Teva, by the minority shareholders (49%) in Eden Teva. In the claim, the plaintiffs sought, among others, an injunction under which the defendants will be required to purchase the shares of the plaintiffs in Eden Teva for NIS 40 million. On November 25, 2015, an amended claim was filed under which the plaintiffs allege that damages were caused to them in the amount of loss of their share value (according to the value claimed in the original claim); however the amount of the claim was reduced for purposes of court fees and was set at NIS 40 million. For more information see “Legal Proceedings”.

Competition

The Israeli food retailing industry is highly competitive and is characterized by high turnover and narrow operating margins. Mega Retail competes with the largest supermarket chain, Shufersal, growing low-priced supermarket chains, such as Rami Levy, Bitan, Victory, and Osher Ad, independent grocers, open-air markets, and other retailers selling supermarket goods. Because there are few barriers to entry, new companies continue to enter the market throughout the country, increasing available store space in an already saturated market.

Other supermarket chains in recent years have continued to aggressively increase their market share and expanded their presence in locations throughout Israel, often geographically beyond their original locations. The low barriers of entry, including the relatively low cost of establishing new smaller supermarket chains, have contributed to the increase in number and expansion of smaller supermarket chains in recent years and the corresponding decrease in the number of branches held by Mega Retail, particularly in the hard discount format. Mega Retail was not successful in developing its hard discount format branches and its organic health food format, Eden Teva.

Shufersal, the largest supermarket chain, has taken numerous initiatives in the last few years to improve its competitive position. The competitive position of Shufersal, together with the expansion of smaller supermarket chains in recent years, has contributed to the intensified competition experienced in recent years.

Marketing

Mega Retail maintains a Loyalty Plan, which it established together with Dor Alon and which offers to its customers credit cards (Diners and Mastercard) bearing the name “You”, or a membership card, is to promote customer loyalty to the Company and Dor Alon. For more information, see “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions – Agreements between Alon Blue Square and its Subsidiaries – Transactions with Dor Alon in Connection with Establishment of a Joint Loyalty Plan”.

In June 2014, Diners Israel and YOU club entered into an agreement with El Al Israel Airlines Ltd. (El Al) to issue a credit card of the "FLY CARD" brand. In November 2015, we entered into an agreement with Dor Alon for the sale of all of its holdings in Diners (36.75% and 12.25%, respectively, for a total of 49%) to Israel Credit Cards Ltd. (ICC) for NIS 130 million. For more information see “Item 4. Information on the Company – A. History and Development of Alon Blue Square – Other Recent Developments”.

Seasonality

Mega Retail's business is subject to fluctuations in quarterly sales and profits. These fluctuations are primarily attributable to increased sales and higher operating income in the holiday seasons occurring in different quarters from year to year. Thus, for example, in its supermarkets, increased sales attributable to Passover, which occurs in either March or April, may be realized in either the first or the second quarter, and sales attributable to the Jewish New Year, which occurs in either September or October, may be realized in either the third or the fourth quarter. Generally, purchases for a particular holiday occur during the two-week period prior to the commencement of that holiday. However, the timing of the holidays does not affect its semiannual results.

For information regarding legal proceedings initiated by the trustees of Mega Retail, see “Item 8. Financial Information – Legal Proceedings – Legal Proceedings Initiated by the Trustees of Mega Retail Against Us.”

Additional Business Information

Diners Israel

On November 29, 2015, we entered into an agreement with Dor Alon for the sale of all of their holdings in Diners Club Israel Ltd., an associate company held 49% by us (36.75% directly by us and 12.25% by Dor Alon), in which we operated in the sector of issuance and clearance of credit cards in Israel and the issuance of YOU credit cards to the customer club membership of the group, to Israel Credit Cards Ltd. ("ICC"). On December 15, 2015, the transaction was completed in a consideration for NIS 130 million of which NIS 120.25 million was received in cash and the balance was received in January 2016. For more information see, “Item 4.Information on the Company –A. History and Development of Alon Blue Square – Other Recent Developments”.

Alon Cellular

Other Recent Developments

On July 6, 2015, we signed an agreement with Pelephone Communications Ltd. for the sale of our Alon Cellular activity, our 100% subsidiary through which we operated an MVNO network in Israel. Upon the completion of the agreement, Alon Cellular would be entitled to half the income from the transferred customers for 36 months. In December 2015, Alon Cellular's board of directors resolved to voluntarily dissolve Alon Cellular following our debt forgiveness to Alon Cellular and the forgiveness of the debt balance upon the completion of the dissolution process. For more information see, “Item 4. Information on the Company –A. History and Development of Alon Blue Square – Other Recent Developments”.

Dr. Baby – which sold baby and young children accessories operated 13 stores and through other wholesale channels. The Company is evaluating its continued operation in this industry with its main competitors being store chains "Motzezim" and "Shilav". In July 2015 Dr. Baby entered into temporary receivership.

Distribution and Logistics Center - Through Bee Logistics Services Ltd., the Company holds 100% of the operator of a logistics center, which services a portion the Company’s Non-Food activities as well as third party activities. The distribution center is operated on an approximately 24,000 square meter site and is currently leased to Bee Group by BSRE.

General Government Regulation

The Law for Increasing the Enforcement of Labor Law, 5771-2011

The law establishes a mechanism of enforcement and warning, both in the criminal and civil levels, imposes direct liability to execute legal requirements even on the chief executive officer, and provides the Israel Industry, Trade and Employment Office the authority to impose sanctions towards companies which receive services from contractors in three different industries: (i) security services; (ii) cleaning services; and (iii) food catering. The law became effective on June 19, 2012. The law may affect the manner of hiring employees and also may impose on the Company great liability towards independent contractors providing these services.

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

We operate our BSRE segment through our TASE traded 53.92% subsidiary, BSRE, which owns, leases and develops yield generating commercial properties and projects.

We operate all of our “Housing and Textile” outlets through our wholly owned subsidiary Bee Group, which in turn held, as of March 31, 2015, approximately 77.51% held Naaman Group (N.V.) Ltd. which is designated for sale and is classified as a discontinued operation. The shares of Naaman are traded on the Tel Aviv Stock Exchange.

We operate our Dor Alon segment, which is designated for sale and is classified as a discontinued operation, through our 63.13% subsidiary, Dor Alon, which is listed on the TASE. Dor Alon is one of the four largest fuel retail companies in Israel based on the number of filling stations and a leader in the field of convenience stores. Dor Alon operates a chain of 211 filling stations and 218 convenience stores in different formats in Israel.

The 127 supermarkets are operated through Mega Retail, which since January 17, 2016 has been managed by court-appointed trustees. See “Item 4. Information on the Company – B. Business Overview – Mega Retail – Stay of Proceedings and Appointment of Trustees.” Mega Retail leases from BSRE and third parties the real estate underlying the stores that it operates. Below is a chart indicating our holdings in our material subsidiaries as of March 31, 2016.

* Listed on the Tel Aviv Stock Exchange.

Dor Alon, and BSRE, Bee Group and each of our subsidiaries has its own board of directors. We appoint all or a majority of the board of directors of each of these companies and typically our appointee serves as the chairman of the board of directors of each of these companies. As of January 2016, Mega Retail is operated by court-appointed trustees. Although we appoint all or most of the board of directors of each of Dor Alon, and BSRE, Bee Group and Bee Group’s subsidiaries, each company’s board of directors has independent fiduciary obligations to all of its shareholders and to the company itself. Alon Blue Square is obligated to deal with its partially owned subsidiaries at “arm’s-length.” Moreover, in the case of BSRE, Dor Alon, and Naaman which are publicly traded on the Tel Aviv Stock Exchange, the board of directors must include at least two external directors appointed under Israeli law. These external directors must satisfy all the requirements of external directors under the Israeli Companies Law, 1999, referred to as the Israeli Companies Law.

Alon Blue Square owned 100% of the outstanding shares of Mega Retail as of March 31, 2016, and we undertook to transfer 33% of Mega Retail's share capital to an Israeli corporation to be formed by the employee union of Mega Retail.

Bee Group has signed a merger agreement with us.

Alon Blue Square owned 53.92% of the outstanding shares of BSRE as of March 31, 2016. The balance of BSRE’s outstanding shares is publicly held and traded on the Tel Aviv Stock Exchange. Alon Blue Square receives fees from BSRE as payment for the management services it provides to BSRE for the Chairman of the board of directors services, financial and accounting management services (including bookkeeping), computer management and maintenance service, legal consulting and corporate secretary services, office space and related office services, and internal audit services. At the request of BSRE, at the end of 2015 the management services were terminated.

Alon Blue Square owned 63.13% of the outstanding shares of Dor Alon as of March 31, 2015.

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

Set forth below is a list of our significant holdings as of March 31, 2016. The companies marked with an asterisk (*) are not consolidated in our consolidated financial statements.

Company (1)	Operations	% Ownership Held by Alon Blue Square

Blue Square Real Estate Ltd.(2)	Real estate	53.92

Dor Alon Energy in Israel (1988) Ltd.	Filling stations and convenience stores	63.13

Bee Group Retail Ltd.(3)	Retail and wholesale of houseware and home textile and leisure	100

Naaman Group (NV) Ltd.	Houseware and Textile	77.51

Mega Retail Ltd. (4)	Supermarkets	100

(1)	All companies are incorporated under Israeli law.

(2)	As of March 31, 2016, BSRE held approximately 50% of the outstanding shares of Tel Aviv City Mall Ltd., and 49.5% of the outstanding shares of Tel Aviv Towers Ltd. The remaining shares of BSRE are held by the public and institutional investors and traded on the Tel Aviv Stock Exchange.

(3)	In October 2010, we increased our holding in Bee Group Retail Ltd. to 100%. As of March 31, 2016, Bee Group Retail Ltd., held approximately 77.51% of the outstanding shares of Naaman Group (N.V.) Ltd., which is traded on the Tel Aviv Stock Exchange.

(4)	Since January 17, 2016, Mega Retail has been operated by court-appointed trustees. We undertook to transfer 33% of Mega Retail's share capital to a corporation to be formed by the employee union of Mega Retail

D.	Property, Plants and Equipment.

For details regarding the properties that we and our subsidiaries own and/or lease, see “Item 4. Information on the Company – B. Business Overview – Dor Alon Sites Strategies”, “Item 4. Information on the Company – B. Business Overview – Naaman”, and “Item 4. Information on the Company – B. Business Overview – BSRE.”

During first nine months of 2015, Mega Retail closed or sold 38 supermarkets with a total area of 73,600 square meters. We do not have information for Mega Retail for the entire year ended December 31, 2015.

During the first nine months of 2015, we spent more than NIS 38 million (or $9.7 million at the exchange rate as of December 31, 2015) on the acquisition and development of new store branches and the remodeling of our existing supermarkets.

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

In 2015, as a result of the loss of control over Mega Retail, all branches that were presented in the consolidated financial statements as property and equipment, were transferred and classified upon deconsolidation, as investment property of the Company (for further information please see Note 5a to our consolidated financial statements).

In 2016 and 2017, we plan to open approximately seven to nine additional filling stations. For additional information, see “Item 4. Information on the Company – B. Business Overview – Dor Alon Segment”.

For further information regarding our real estate, including the transfer of the Company’s real estate to BSRE and the transfer of Mega Retail’s real estate to BSRE, please see “Item 4. Information on the Company - B. Business Overview - BSRE” and “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions.”

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read together with “Item 3. Key Information - Selected Financial Data” and our consolidated financial statements and notes included elsewhere in this Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth in “Item 3. Key Information - D. Risk Factors.”

General

We are a holding company which operates in three reportable operating segments (two as discontinued operations). In our BSRE segment, we own, lease and develop yield-generating commercial properties and projects. In our Dor Alon segment, which is held for sale we operate a chain of fueling stations and convenience stores in different formats in Israel, and we are considered to be one of the four largest fuel retail companies in Israel based on number of petrol stations and is a leader in the field of convenience stores. In our Naaman segment (operated through Bee Group), which is also held for sale, we operate specialist outlets in self-operation and franchises and offer a wide range of houseware and home textile products as a retailer and wholesaler in the houseware and home textile markets. In addition, we have another operation that consists of Bee Logistics Service Center Ltd. our wholly-owned operator of a logistics center, which provides services to Naaman as well as third party activities.

Discontinued Operations

Following the control loss in Mega Retail and the liabilities assumed by the Company to support Mega Retail under the plan of recovery, Mega Retail was presented in our consolidated financial statements from the third quarter as discontinued operations. The effect of deconsolidation resulted in recording of a loss of NIS 78 million deriving from liabilities and guarantees granted to Mega Retail in the past and liabilities the Company assumed under the plan of recovery in the amount exceeding the Company's share in Mega Retail's accumulated losses on the deconsolidation date.

During the third quarter, the Company's Board of Directors decided to put up for sale our entire holdings in Dor Alon at that time (71.17%). Following this decision, Dor Alon is presented starting from the third quarter of this year as part of activities designated for sale according to its market value; as a result, the Company recorded a loss of NIS 714 million. During the fourth quarter, it was resolved to sell our entire holdings in Naaman at that time (77%) which is also presented as part of activities designated for sale starting from the fourth quarter of this year.

As a result of such changes, the results of the Group's continuing operations primarily reflect the results of BSRE and changes in the liabilities prior to the plan of recovery and the liabilities assumed by the Company as part of Mega Retail's plan of recovery. The consolidated balance reflects – mainly the assets and liabilities of BSRE and the Company (solo) and in addition the assets and liabilities of discontinued operations.

BSRE Segment

Through our subsidiary BSRE, we are engaged in generating yield from supermarkets, commercial centers, logistics centers and offices, land for capital appreciation and deriving long-term yield as well as developing projects, which include tens of thousands of square meters of construction rights in different stages of design and construction, such as a partnership in a mall (50% ownership), residential (49.5% ownership) and parking lot (50% ownership) projects in the wholesale market complex in Tel Aviv, expanding the Hadar Shopping Mall (50% ownership) and property designated for a offices in Ra’anana (50% ownership), and the purchase of property in Point Wells, Washington while changing the land use designation from a heavy industrial area to a residential area. As of December 31, 2015, BSRE had rights to build a total of 104,000 square meters at different stages of construction (including the projects mentioned above).

We are currently in the process of examining acquisitions of additional commercial real estate and yield-generating assets in Israel in light of market conditions, while diversifying our real estate property base.

Naaman segment

As of March 31, 2016, we held approximately 77.51% of the outstanding shares of Naaman Group (N.V) Ltd. (“Naaman”), one of Israel’s major branded houseware retailers and wholesalers, which operated 120 stores as of December 31, 2015 and imports and markets various houseware products, such as kitchen utensils, cutlery and dinner sets. We have designated Naaman for sale.

Dor Alon segment

Dor Alon is one of the four largest fuel retail companies in Israel based on the number of filling stations and is a leader in the convenience stores sector. In recent years, the Dor Alon segment has been characterized by fierce competition. This competition is reflected in price wars, improvement in credit terms in direct marketing, and improvement in the quality of services offered at fueling sites. We have designated Dor Alon for sale.

In an effort to improve our competitive position in this segment, we anticipate opening and operating approximately seven to nine additional filling stations during 2016 and 2017 as well as investing additional capital to renovate our existing fueling stations and convenience stores. In addition, we intend to expand the chain of convenience stores outside of our filling stations, as well as the activities of our countryside stores.

Other Businesses

The Company had an activity of issuance and clearance of gift certificates. During December 2015, we decided to end the issuance of new gift certificates, but we continue to clear existing gift certificates. In addition, we through our 100% subsidiary, Alon Cellular Ltd, operated an MVNO network in Israel, which activity was sold in November 2015, and through Diners Club Israel Ltd., an associate held at 36.75%, operated in the sector of issuance and clearance of YOU credit cards to the customer club members of the group, which activity was sold in December 2015. In addition, through our 100% subsidiary, Bee Group Ltd., we operate the logistic center in Beer Tuvia.

Key Developments

Mega Retail

Following a deterioration in the financial results of Mega Retail, on June 29, 2015, Mega Retail submitted a plan of recovery with the District Court in Lod, Israel in a proceeding under section 350 of the Israel Companies Law. On July 14 and 15, 2015, the District Court approved the plan of recovery. Under the plan of recovery, we assumed various liabilities, including (i) extending to Mega Retail, effective June 1, 2015, an amount of NIS 320 million (NIS 240 million by way of loans or guarantees, of which NIS 160 million would be converted into Mega Retail's share capital (before transferring or issuing 33% of Mega Retail's outstanding shares to a corporation to be formed by the employee union of Mega Retail by virtue of the employees' agreement signed on June 21, 2015), and the balance of NIS 80 million would be extended as a shareholders' loan and repaid only after the full repayment of the debt to banks and suppliers, as defined in the plan of recovery)), (ii) NIS 80 million as a framework for working capital based on the current needs of Mega Retail and at its request if necessary) and (iii) the debts of Mega Retail and Eden Briut Teva Market Ltd. to financial creditors that were secured by our guarantee or debts that are shared by us and Mega Retail (the "guaranteed debt") would be paid by us, without derogating from our right to assume the rights of such creditors' shoes with respect to the paid debt, in accordance with the terms of the plan of recovery (total guaranteed debt as of March 31, 2016 is approximately NIS 300 million on account of Mega Retail and NIS 29 million as on account of Eden Teva). See “Item 4. Information on the Company – A. History and Development of Alon Blue Square”. We also lost our majority in Mega Retail's Board and consequently lost the control of Mega Retail. Following this loss of control, the investment in Mega Retail is presented on an equity basis.

Following approval of the plan of recovery, and to address the deterioration in its financial results, Mega Retail closed 32 supermarket branches and two other losing branches were closed, and 1,200 employees were dismissed. Additionally, Mega Retail negotiated a discount of 9% in rental fees for a period of time with its main lessor, BSRE. This discount was conditioned upon Mega Retail not being subject to a stay of proceedings. Once Mega Retail became subject to a stay of proceedings, this discount is no longer in effect. See “Item 8. Financial Information – A. Consolidated Statements of our Financial Information – Legal Proceedings”.

The terms of supply of Mega Retail's suppliers continued to worsen, resulting in substantial deterioration of sales, especially in the discount stores operated under the "YOU" brand. After further deterioration in relations with its suppliers, Mega Retail sold all 22 "YOU" brand supermarket branches (which constituted Mega Retail's discount chain) for a total of NIS 130 million and agreements for the termination of employment of more than an additional 1,000 employees were reached.

On January 17, 2016 we announced that at the voluntary request made by Mega Retail, the District Court in Lod approved the temporary stay of proceedings with respect to Mega Retail and the appointment of trustees for the operation of Mega Retail. Their role, among others, is to manage Mega Retail in an attempt to restore and sell Mega Retail, either as one unit or as groups of supermarket branches, and to inquire whether the plan of recovery was executed in full, and principally whether we fully complied with our obligations under the plan of recovery to support Mega Retail. The stay of proceedings was extended until May 17, 2016.

On March 7, 2016 the court-appointed trustees of Mega Retail submitted a claim with the District Court of Lod, Israel requesting the court to order us to pay approximately NIS 117 million alleging that we did not satisfy our obligations to inject funds into Mega Retail under Mega Retail's plan of recovery. In other court filings, the trustees also made other allegations, including that we must pay approximately NIS 300 million on account of bank loans to Mega Retail that we guaranteed or are jointly-owned and that we would have no right of recovery against Mega Retail following such payment and that we owe an estimated NIS 300 million in the aggregate on account of Mega Retail's employees, suppliers, credit insurers and lessors and on account of a dividend distributed by Mega Retail in 2013.See “Item 3. Key Information – D. Risk Factors – Risks Related to our Business as a Whole – If all or certain parts of the claims submitted to the courts by the trustees of Mega Retail are accepted, we may be unable to pay our outstanding debts, which would have a material adverse effect on our liquidity and operations and our ability to continue as a going concern.”

We are also exposed to actual and potential third party claims for a significant amount of Mega Retail's outstanding debt and liabilities. This includes social security (bituach leumi) payments due on account of employees of Mega Retail, outstanding VAT obligations for which we have joint and several liability with Mega Retail, guarantees extended by us to lessors and credit insurers of Mega Retail, payment obligations under various Mega Retail property leases and management agreements to which we are a party, real estate taxes, water expenses, municipal fines, and other obligations. See “Item 3. Key Information – D. Risk Factors – Risks Related to our Business as a Whole – We are exposed to third party claims for a significant amount of Mega Retail's outstanding debt and liabilities. If we are found liable to satisfy these debts and liabilities it could have a material adverse effect on our liquidity and operations and our ability to continue as a going concern”.

A number of the creditors of Mega Retail to whom we previously granted guarantees of payment, have approached us with demands for payment.

Financial Creditors

We did not pay principal on our Series C Debentures due to our failure to principal in November 2015 as required. Starting from October 27, 2015, the holders of Debentures decided on the deferral of the payment dates on account of the principal amounts from November 4, 2015 to May 29, 2016 or unless a decision is otherwise made, subject to exceptions, including a notification by the holders of our Series C Debentures' trustee of termination of negotiations.

The holders of the Series C Debentures have instructed the Series C Debenture trustee to put for immediate repayment the full balance of the Company's debt to the holders of the Series C Debentures. The immediate repayment decision will enter into effect without further decision at the earlier of transfer of the control of the Company directly or indirectly (including by change in the control in the controlling shareholder) without the consent of the holders of the Series C Debentures or an application is not filed with the court to convene meetings for the approval of the debt arrangement between the Company and its financial creditors. At this stage, the entry into effect of the immediate repayment decision was extended to May 18, 2016. If the immediate repayment decision were to become effective, it could have a material adverse effect on our liquidity and operations and our ability to continue as a going concern.

In addition, on November 2, 2015, within the framework of the negotiations conducted by us with the representatives of the holders of our Series C Debentures and our financial creditors, guidelines were formulated for an outline of rescheduling and reorganizing the financial debt, including bank debt which was guaranteed by us in favor of Mega Retail. The guidelines also provided that debt repayment would be accelerated in the event Dor Alon or BSRE are sold. In addition, the debt holders would receive up to 10% of our shares. See “Item 4. Information on the Company – A. History and Development of Alon Blue Square – Proposed Framework for Debt Repayment”.

In addition, we are currently in breach of the financial covenants covering our long-term bank debt. We and the bank lenders have agreed on terms of renewal of existing on-call loans from the bank lenders to us. This agreement by the bank lenders is subject to no other creditors either accelerating their debt for immediate payment or not renewing their on-call loans to us. This arrangement is not binding on debenture holders. If any of the bank lenders or holders of the Series C Debentures accelerate their debt for immediate payment or do not renew their on-call loans, our assets may not be sufficient to satisfy our obligations to our debtors, our liquidity would be materially affected, and we may be forced to file for a stay of proceedings and cease operations.

As of April 30, 2016, we had cash and cash equivalents which is not sufficient to repay our outstanding indebtedness.

Proposal by Mr. Moti Ben Moshe

On February 28, 2016, an acceptance notice was given by Alon for the offer by Mr. Moti Ben Moshe (through a company under his control) to acquire the direct and indirect holdings of Alon in the Company, and the rights of Alon to a bridge loan of NIS 110 million and a loan of NIS 60 million extended to the Company by Alon, for consideration of NIS 115 million to be paid to Alon. The proposal, which includes a proposal for an arrangement with financial creditors of the Company providing for repayment of their debt, includes the injection of NIS 900 million into the Company for the full repayment of the financial debt to financial creditors interested in such repayment.

The proposal required that until the transaction closing date, we and our controlled companies will not carry out any disposition of our and their assets and/or any act to foil the purchase of control, or otherwise Mr. Ben Moshe will have the right to cancel his commitments. We have stopped promoting the sale of our assets, in order not foil the possibility of admitting Ben Moshe as the potential buyer.

The debt arrangement is subject to various conditions, including receipt of approval of the Company’s financial creditors and the District Court approval for the proposed debt arrangement and receipt of all of requisite regulatory and third party approvals, and there is no guarantee this acquisition and repayment of financial debt will occur.

On April 20, 2016, a hearing was held in the District Court in Lod, Israel, regarding motion 75, which details the trustees' fifth report. The court's decision was to grant an extension of 15 days for the Company to file a motion to convene creditors meetings to vote on for a proposed debt arrangement in accordance with section 350 of Israel Companies Law, 1999. The purpose of the extension is to allow the trustees of Mega Retail to utilize their negotiation with Mr. Ben Moshe, for reaching an arrangement regarding both the Company and Mega Retail as a whole. According to the court's decision, at the end of the period, the trustees are to submit a notice to the court detailing the outcome of the negotiations, if possible with the agreements of all sides. In addition, at the end of the stated period, Mr. Ben Moshe should submit a proposal for a reorganization of Mega, supported with a bank guarantee of NIS 40 million. If Ben Moshe and the trustees do not reach an agreement by the end of the period, or if Mr. Ben Moshe does not make such an offer, he will not be allowed to propose any alternative offers for purchasing Mega. The same applies with regard to any other proposal for the acquisition of Mega Retail made by that date by third parties. Therefore, the court has suggested that we and Mr. Ben Moshe delay the filing of the above mentioned motion until after the extension period, and recommended to the creditors of Alon Blue Square not to file any proceedings against the Company until the end of the extension period.

On May 8, 2016 we filed a motion with the District Court of Lod, Israel to convene meetings of our financial creditors (consisting of holders of our bank debt and guaranteed bank debt and holders of our Series C Debentures) and shareholders for the approval of a proposed debt reorganization and arrangement under Section 350 of the Companies Law. Concurrently with the debt reorganization and arrangement, a company under control of Mr. Moti Ben Moshe would acquire the direct and indirect holdings of Alon in the Company, and the rights of Alon to a bridge loan of NIS 110 million and a loan of NIS 60 million extended to the Company by Alon, for consideration of NIS 115 million to be paid to Alon. See “Item 4. Information on the Company – A. History and Development of Alon Blue Square – Offer to Acquire Holdings of Alon Oil in the Company” for more information.

Going Concern

In view of the uncertainty regarding the completion of the Ben Moshe Proposal, including the arrangement with our financial creditors, and in light of our stopping to negotiate for the sale of our assets, there are substantial doubts about our continued existence as a "going concern". See “Item 3. Key Information – D. Risk Factors – Risks Related To Our Business As A Whole – If the Ben Moshe Proposal, including the arrangement with our creditors does not close, there is substantial uncertainty whether we will be able to continue operating as a going concern, in which case you could lose your entire investment. In addition to the debt arrangement, Mr. Ben Moshe will need to inject additional funds into our company in order for us to continue our operations and repay our debts” and Note 1b to financial statements.

Operating Results

The following table sets forth certain statement of income data as a percentage of sales for the periods indicated:

	2015	2014
Continuing Operations		%
Sales	100.0	100.00
Gross profit	72.0	23.8
Selling, general and administrative expenses	51.0	90.4
Operating profit before loss in respect of guarantees to Mega	24.9	32.1
Operating loss	(42.0)	32.1
Taxes on income	2.5	72.1
Net loss for the year from continuing operations	(73.8)	(157.9)

Discontinued Operations
Net loss from discontinued operation	(583.0)	(233.5)

Year Ended December 31, 2015 compared with year ended December 31, 2014

The statements of income, including comparative figures, have been restated to separate the results of discontinued operations from continuing operations and presented them separately after the income from continued operations. Operating segment reporting presents the segments’ results from continued operations before taxes.

Net revenues. Revenues for 2015 amounted to NIS 205.5 million (U.S. $52.7 million) as compared to revenues of NIS 96.5 million in 2014, an increase of 113.0% mainly deriving from recording rental fees from Mega Retail in the second half of 2015 due to Mega Retail's deconsolidation in the course of the year.

Gross profit. Gross profit in 2015 amounted to NIS 147.9 million (U.S. $37.9 million) as compared to gross profit of NIS 23.0 million in 2014, an increase of 543%. The increase in the gross profit derived from recording rental income from Mega Retail in the second half of the year.

Selling, general and administrative expenses. Selling, general, and administrative expenses in 2015 amounted to NIS 104.9 million (U.S. $26.9 million), compared to expenses of NIS 87.3 million in 2014, an increase of 20.2%. The increase in expenses in this year compared to last year mainly derived from recording provisions mainly regarding legal procedures and in respect of demand from local authorities.

Changes in fair value of investment property in 2015, the Company recorded a profit in the amount of NIS 57.5 million (U.S. $14.7 million), compared to a profit of NIS 49.8 million in 2014. The main increase in value derived from the lowering the discount rate in the fourth quarter of this year in the amount of 0.25%-0.50% in assets leased to third parties.

Other expenses, net other expenses, net in 2015 amounted to NIS 51.9 million (U.S. $13.3 million) compared to other income, net of NIS 25.3 million in 2014. These expenses include mainly amortization of investment of NIS 54.7 million (U.S. $14.0 million) in Diners that was sold in the fourth quarter of this year.

Share in gains of associates in 2015 amounted to NIS 2.6 million (U.S. $0.7 million) compared to a profit of NIS 20.0 million in 2014. The main decrease in this period derived from a revaluation of the value of the commercial spaces of Tel Aviv Mall in the wholesale market in 2014.

Operating profit before loss in respect of guarantees to Mega in 2015 amounted to NIS 51.2 million (U.S. $13.1 million) as compared to operating profit of NIS 31.0 million in 2014. The increase in operating profit mainly derived from an increase in sales and gross profit and was partially offset by an increase in other expenses, as aforesaid.

Operating loss in 2015 amounted to NIS 86.3 million (U.S. $22.1 million) as compared to operating profit of NIS 31.0 million in 2014.

Mega Retail's guarantees expenses in 2015 amounts to NIS 137.5 million (U.S. $35.2 million). These expenses include the updates in the value of the guarantees granted by the company to Mega Retail.

Finance expenses, net in 2015 amounted to NIS 60.4 million (U.S. $15.5 million) as compared to net finance expenses of NIS 113.8 million in 2014, a decrease of 46.9%. The decrease in finance expenses, net derived from a decrease in finance expenses in BSRE.

Taxes on income tax expenses in 2015 amounted to NIS 5.1 million (U.S. $1.3 million) as compared to tax expense of NIS 69.7 million in 2014. The decrease in tax expenses derived from recording a tax asset for the Company's investments in Bee Group and Alon Cellular and was partially offset by recording a tax provision due to investments in BSRE. The tax expenses derived from tax losses for which no deferred income tax assets was recognized of NIS 42.9 million (U.S. $11.0 million) and eliminations of intercompany transactions between continuing and discontinued operations of NIS 20.2 million (U.S. $5.2 million) and was offset by utilization of previously unrecognized tax losses of NIS 21.7 million (U.S $5.6 million).

Net loss from continuing operations amounted in 2015 amounted to NIS 151.7 million (U.S. $38.9 million) compared to a net loss of NIS 152.4 million in 2014. The loss from continued operations this year attributed to the Company's shareholders amounted to NIS 214.3 million (U.S. $54.9 million) or NIS 3.25 per share (U.S. $0.83), and the profit from continued operations attributed to non-controlling interests amounted to NIS 62.6 million (U.S. $16.0 million).

Net loss from discontinued operations in 2015 amounted to NIS 1,198.2 million (U.S. $307.1 million) compared to a loss of NIS 225.5 million in 2014. The loss from discontinued operations in 2015 attributed to the Company's shareholders amounted to NIS 1,055.0 million (U.S. $270.4 million) or NIS 16.00 per share (U.S. $4.01), and the loss from discontinued operations attributed to non-controlling interests amounted to NIS 143.1 million (U.S. $36.6 million).

The loss balance from discontinued operations this year included:

•	Mega Retail's financial results in the first half of 2015, and a loss of loss of control in Mega Retail, including the value of liabilities and guarantees upon the control loss date;
•	The results of Dor Alon in the first half of 2015 and a loss from the adjustment of value of the Company's investment in Dor Alon to the market value resulting from the Board resolution to sell the Company's holdings in Dor Alon; and
•	The financial results of Naaman for 2015 and amortization of the Company's investment in Naaman to its equity resulting from the resolution of Bee Group's Board to sell the Company's holdings in Naaman.

For further information, see note 7 to our consolidated financial statements.

Segment Information Analysis

Segment Information Analysis for the year 2015

Explanatory note: We are unable to provide segment information for Mega Retail for 2015 and have omitted this information in reliance on Rule 12b-21 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We have requested this information from the trustees of Mega Retail, but they have not cooperated with our request, and we do not have the necessary records to prepare the required segment financial information.

BSRE Segment

	For the year ended December 31			Convenience translation for the year ended December 31
	2015	2014	% Change	2015
	NIS in millions			U.S. $
Segment Revenues, net	230	224	2.7%	59
Appreciation of Investment Property	(16)	114	N/A	(4)
Segment profit	189	338	(44)%	48
Segment profit as a percentage of segment revenues	82%	150%

In the year 2015, the BSRE segment recorded a loss in the amount of NIS 15.7 million (U.S. $4.0 million) from valuation of investment property compared to a profit of NIS 113.7 million in 2014.

Profit for the BSRE segment in the year 2015 decreased by 44% to NIS 189 million (U.S. $48 million) compared to the segment profit of NIS 338 million in the corresponding period. The decrease in the segment profit was due to revaluation loss in 2015.

Naaman segment

	For the year ended December 31			Convenience translation for the year ended December 31
	2015	2014	% Change	2015
	NIS in millions			U.S. $
Segment Revenues, net	291	300	(3)%	75
Segment profit (loss)	(10.2)	11.5	N/A	(2.6)
Segment profit (loss) as a percentage of segment revenues	(3.5)%	3.8%

The loss for the Naaman segment in the year 2015 amounted to NIS 10.2 million (US$ 2.6 million) (3.5% of segment revenues) compared to the segment profit of NIS 11.5 million (3.8% of segment revenues) in the corresponding period in 2014. The transition into loss derives from decrease in gross profit and increase in selling, general and administrative expenses.

Dor Alon segment

	For the year ended December 31			Convenience translation for the year ended December 31
	2015	2014	% Change	2015
	NIS in millions			U.S. $
Segment Revenues, net	4,012	4,908	(18.3)%	1,028
Segment profit	116	143	(19)%	29.8
Segment profit as a percentage of segment revenues	2.9%	2.9%

The profit for the Dor Alon segment in the year 2015 amounted to NIS 116.2 million (US $29.8 million) (2.9% of segment revenues) compared to the segment profit of NIS 143.1 million (2.9% of segment revenues) in the corresponding period in 2014. The main decrease in profit derived from decrease in revenues and decrease in selling, general and administrative expenses.

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

Net revenues. Net revenues amounted to NIS 96.5 million (U.S. $24.8) compared to revenues of NIS 102.7 million in 2013, a decrease of 5.9%.

Gross profit. Gross profit in 2014 amounted to NIS 23.0 million (U.S. $5.9 million) (23.8% of revenues) as compared to gross profit of NIS 28.3 million (27.5% of revenues) in 2013, a decrease of 18.7%. The decrease in the gross profit compared to the corresponding period last year was mainly due to the decrease in revenues.

Selling, general and administrative expenses. Selling, general, and administrative expenses in 2014 amounted to NIS 87.2 million (U.S. $22.4 million) (90.3% of revenues), compared to expenses of NIS 92.0 million (89.6% of revenues) in 2013, a decrease of 5.2%, deriving from reversal of provisions.

Changes in fair value of investment property, in 2014, the Company recorded a profit in the amount of NIS 49.9 million (U.S. $12.8 million) from valuation of investment property compared to a profit of NIS 45.5 million in 2013.

Other income (expenses), net other income, net in 2014, amounted to NIS 25.3 million (U.S. $6.5 million) and included mainly profits from asset realization compared to other income, net of NIS 0.1 million in 2013.

Share in gains of associates in 2014, amounted to NIS 20.0 million (U.S. $5.1 million) compared to a share in gains of NIS 17.2 million in 2013.

Operating profit in 2014, amounted to NIS 31.0 million (U.S. $7.9 million) (32.1% of revenues) as compared to operating loss of NIS 0.8 million (0.8% of revenues) in 2013. The transition to operating profit mainly derived from decrease in selling, general and administrative expenses and from an increase in changes in fair value of investment property.

Finance expenses, net in 2014, amounted to NIS 113.8 million (U.S. $29.3 million) as compared to net finance expenses of NIS 167.4 million in 2013. The decrease in finance costs, net derives from the effect of the CPI on the Company's financial liabilities, part of which are linked to the CPI (in this period the CPI decreased at 0.1% compared to an increase of 1.90% in the comparable period last year), raising debt at lower interest rates and was partly offset from increase in the dollar exchange rate.

Taxes on income tax expenses in 2014 amounted to NIS 69.6 million (U.S. $18.0 million) as compared to tax expenses of NIS 23.6 million in 2013.

Loss from continuing operations amounted in 2014 to NIS 152.4 million (U.S. $39.2 million) compared to a loss of NIS 191.9 million in 2013. The loss from continued operations in this period attributed to the Company's shareholders amounted to NIS 197.6 million (U.S. $50.8 million) or NIS 2.99 per share (U.S. $0.77) and the income from continued operations attributed to non-controlling interests amounted to NIS 45.1 million (U.S. $11.6 million).

Net loss from discontinued operations in 2014 amounted to NIS 225.5 million (U.S. $65.7 million) compared to a profit of NIS 74.5 million in 2014. The loss from discontinued operations in 2014 attributed to the Company's shareholders amounted to NIS 234.2 million (U.S. $60.2 million) or NIS 3.55 per share (U.S. $0.91), and the profit from discontinued operations attributed to non-controlling interests amounted to NIS 8.7 million (U.S. $2.24 million).

Segment Information Analysis

Segment Information Analysis for the year 2014

BSRE segment

	For the year ended December 31			Convenience translation for the year ended December 31
	2014	2013	% Change	2014
	NIS in millions			U.S. $
Segment Revenues	224	214	5%	57
Appreciation of Investment Property	114	113	0.9%	29
Segment profit	338	320	5.6%	87
Segment profit as a percentage of segment revenues	150%	149%

In the year 2014, the BSRE segment recorded a profit in the amount of NIS 113.7 million (U.S. $29.2 million) from valuation of investment property compared to a profit of NIS 113.5 million in 2013.

Profit for the BSRE segment in the year 2014 increased by 5.8% to NIS 338 million (U.S. $87 million) compared to the segment operating profit of NIS 320 million in the corresponding period. The increase in the segment operating profit was due to increase in revenues compared to 2013.

Naaman Segment

	For the year ended December 31			Convenience translation for the year ended December 31
	2014	2013	% Change	2014
	NIS in millions			U.S. $
Segment Revenues	300	300	0%	77
Segment profit (loss)	11.5	(2.2)	N/A	3.0
Segment profit (loss) as a percentage of segment revenues	3.8%	(0.7)%

The profit for the Naaman segment in the year 2014 amounted to NIS 11.5 million (US$ 3.0 million) (3.8% of segment revenues) compared to the segment loss of NIS 2.2 million (0.7% of segment revenues) in the corresponding period in 2013. The transition into profit derives from increase in gross profit and decrease in selling, general and administrative expenses.

Dor Alon segment

	For the year ended December 31			Convenience translation for the year ended December 31
	2014	2013	% Change	2014
	NIS in millions			U.S. $
Segment Revenues	4,908	5,180	(5.2)%	1,262
Segment profit	143	141.1	1.3%	36.7
Segment profit as a percentage of segment revenues	2.9%	2.7%

The profit for the Dor Alon segment in the year 2014 amounted to NIS 143.1 million (US$ 36.7 million) (2.9% of segment revenues) compared to the segment profit of NIS 141.1 million (2.7% of segment revenues) in the corresponding period in 2013. The main increase in the profit derived from increase in the company's share in gains of associates and increase in other income.

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

The following table sets forth certain quarterly information.

	Net revenues		Operating profit before loss in respect of guarantees to Mega
	NIS	Percentage of Full Year	NIS	Percentage of Full Year
	(In thousands)		(In thousands)
2015	205,529	100%	51,245	100%
First quarter	43,878	21.3%	18,200	36%
Second quarter	32,713	15.9%	(59,066)	(115)%
Third quarter	67,320	32.8%	34,696	68%
Fourth quarter	61,618	30.0%	57,415	112%

2014	96,548	100%	31,005	100%
First quarter	26,494	27.4%	2,889	9.3%
Second quarter	34,398	35.6%	15,096	48.7%
Third quarter	31,435	32.6%	26,098	84.2%
Fourth quarter	4,221	4.4%	(13,078)	(42.2)%

Exchange Rates

At December 31, 2015, the representative rate of exchange of the NIS to the dollar, as published by The Bank of Israel, was NIS 3.90 = $1.00. On March 31, 2016, the representative rate of exchange of the NIS to the dollar, as published by The Bank of Israel, was NIS 3.77 = $1.00. The table below sets forth, for the periods and dates indicated, certain information concerning the representative exchange rate of the NIS to the dollar, as published by The Bank of Israel for the years ended December 31, 2011 through 2015:

Year Ended December 31,	Period End		Average Rate(1)	High	Low
			(NIS per $1.00)

2011	3.82	(2)	3.58	3.82	3.36
2012	3.73	(2)	3.86	4.08	3.70
2013	3.47	(2)	3.61	3.79	3.47
2014	3.89	(2)	3.58	3.99	3.40
2015	3.90	(2)	3.88	4.05	3.76

(1) The average of the daily exchange rates in each year.

(2) During 2011, 2012, 2013, 2014, and 2015 the US dollar depreciated in value vis-à-vis the NIS by (7.6)%, 2.3%, 7.0%, (12.0%) and (0.3%), respectively.

The following table sets forth certain information concerning the representative exchange rate of the NIS to the dollar, as published for the months October 2015 through March 2016:

Month	Period End	Average Rate(1)	High	Low
		(NIS per $1.00)
October	3.87	3.86	3.92	3.82
November	3.88	3.89	3.92	3.87
December	3.90	3.88	3.91	3.86
January	3.95	3.95	3.98	3.91
February	3.91	3.91	3.96	3.87
March	3.77	3.87	3.91	3.77

(1) The average of the daily exchange rates.

Impact of Inflation and Currency Fluctuations

Inflation in Israel increases some of our expenses, which, because of competitive pressures, are generally not offset, fully or as quickly, by increases in our selling prices and revenues. See “Item 3. Key Information – D. Risk Factors – Risks Related To Our Business As A Whole – Fluctuations of inflation may adversely affect our financial expenses and value of our assets” and “Item 3. Key Information – D. Risk Factors – Risks Related To Our Business as a Whole – Currency fluctuations might affect the value of our assets and translation of operating results.”

Dor Alon is exposed to fluctuations in the US dollar - NIS exchange rate due to credit that Dor Alon obtains from its suppliers (mostly from Oil Refineries Ltd., which is linked to the US dollar). In addition, any devaluation of the NIS against various non-Israeli currencies in which we or our suppliers pay for imported goods has the effect of increasing the selling price of those products which we sell in Israel in NIS and affects our operating results. In particular, a devaluation of the NIS against the Chinese currency could significantly increase the cost of production of our Houseware and Textile products at our Naaman stores and the selling price of those products to our customers. An increase in price of imported goods by our suppliers can usually be offset by an increase in the consumer price of such goods. This devaluation would have a greater effect on our Houseware and Textile retail business because a higher proportion of the goods that we sell in our Naaman stores is acquired from suppliers overseas. This devaluation would also cause an increase in our expenses as recorded in our NIS denominated financial results even though the expenses denominated in non-Israeli currencies will remain unchanged. Changes in interest rates, in the Israeli consumer price index and in the US dollar - NIS exchange rate could materially adversely affect our financial results. In addition, we have loans and debentures in NIS, some of which are subject to floating interest rates and some are linked to the Israeli consumer price index. Due to these loans and to the consumer price index linked debentures issued by us, we are exposed to changes in bank interest rates and in the Israeli consumer price index. We also have rent expenses and other operating expenses which are linked to the Israeli consumer price index. Due to these expenses, we are exposed to the changes in the Israeli consumer price index.

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

The future of Israel’s relations with its Arab neighbors and the Palestinians is uncertain and several countries, companies and organizations continue to restrict business with Israel and with Israeli companies. We believe that in the past, these practices have not had a material adverse effect on us. However, we could be adversely affected by adverse developments in Israel’s relationships with its Arab neighbors and the Palestinians, or by restrictive laws, policies or practices directed towards Israel or Israeli businesses. In addition, ongoing violence between Israel and its Arab neighbors and Palestinians may have a material adverse effect on the Israeli economy, in general, and on our business, financial condition or results of operations. In particular, in recent conflicts, missile attacks have occurred on civilian areas, which could cause substantial damage to our infrastructure network, reducing our ability to continue serving our customers as well as our overall network capacity. In addition, in the event recent political unrest and instability in the Middle East, including changes in some of the governments in the region and the emergence of Islamic State causes investor concerns in a reduction in the value of the NIS, our expenses in non-NIS currencies may increase, with a material adverse effect on our financial results.

Most of Naaman’s imports during 2014 and 2015 were from suppliers located in the Far East. Because most of the products sold by Na'aman and Vardinon are manufactured overseas and imported from China, its activity may be affected by changes in the political and economic conditions in China. In addition, because this segment acquires most of its products from suppliers outside of Israel, and most of its products are imported via the sea, a prolonged general strike, shutdown or a disruption of any of the Israeli ports for an extended period of time, including as a result of a military conflict, would affect our ability to import such products or increase their prices. In addition, since the peak selling season of some of our Houseware and textile stores is during the holidays, disruptions in the ports during or adjacent to such holiday seasons may adversely affect our sales and financial results.

Economic Conditions

Our financial performance is dependent to a significant extent on the economy of Israel. During 2013 and 2014, Israel’s Gross Domestic Product rose by 3.3% and 2.6%, respectively. Reports of the Israeli Central Bureau of Statistics indicate that during 2015 Israel’s Gross Domestic Product rose by 2.5%.

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

For further tax information, see “Item 10. Additional Information – E. Taxation –Israeli Tax Considerations.”

Critical Accounting Policies and Estimates

We have chosen accounting policies that we believe are appropriate to accurately and fairly report our operating results and financial position, and we apply those accounting policies in a consistent manner. Our significant accounting policies are summarized in Note 2 to our consolidated financial statements.

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

We believe that the following accounting policies are the most critical in the preparation of our consolidated financial statements because they involve the most difficult, subjective or complex judgments about the effect of matters that are inherently uncertain.

Provisions with respect to guarantees and funding commitments in respect of Mega Retail.

As detailed in Note 5b to our consolidated financial statements, our provision with respect to our guarantees and funding commitments towards Mega Retail were measured under the best estimate model, and is based on the assessment of most likely scenarios. These scenarios may or may not happen, or have different timing than assumed. In addition, some of the amounts were determined on the basis of our legal interpretation and our legal advisors. Should the outcome and realization of such guarantees and commitments be different from the assumptions and interpretations used for measurement, we may be required to recognize additional expenses.

Provisions for claims

The provisions for legal claims are recorded based on the estimates of our management (after consulting with legal counsel) as to the likelihood that cash flows will be required to settle these liabilities and as to the discounted amounts of such cash flows.

Our assessments are based on our history in these cases, on the stage of these claims and on the experience of our legal advisers. The outcome of the legal cases in court could be different from our assessments.

Goodwill and indefinite life intangible assets

In accordance with the accounting policy stated in note 2 of our consolidated financial statements, we test at least annually whether goodwill and indefinite life intangible assets of continuing operations have been impaired. The recoverable amount of the cash-generating unit (CGU) to which goodwill has been allocated is determined mostly based on value-in-use calculations.

During, 2015, certain goodwill and property impairments were recognized, which relate to the discontinued operations of Na'aman and Mega Retail respectively see also note 7 to our consolidated financial statements.

Fair value of disposal groups

Following the classification during 2015, of the Dor Alon segment as discontinued operations (see also Note 7), this disposal group is stated at the lower of their book value, or its fair value less cost to sale. Estimates and judgments are required in order to determine whether the market value represents the fair value of those holdings and the amounts of costs to sell. Consequently, Dor Alon net assets at December 31, 2015, were written down to the market value of its shares (level 1).

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

As of December 31, 2015, substantially all of our investment property under development was measured at fair value. Changes in the assumptions that are used to measure the investment property may lead to a change in the fair value. See note 4(4) to our consolidated financial statements included elsewhere in this Annual Report for a sensitivity analysis regarding changes in the discount rates used in our fair value estimates.

Income taxes and deferred taxes

We recognize liabilities for anticipated tax exposures based on estimates of whether additional taxes will be due. Where the final outcome of these matters differs from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

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

Liquidity and Capital Resources

Sources and Uses of Cash

Sources.

The principle sources of our liquidity are sale of shares of our subsidiaries, financing from our controlling shareholder and dividends from subsidiaries, long-term and short-term borrowing by BSRE and Dor Alon from banks and other institutions and issuance of debentures by BSRE and Dor Alon. During 2015, we received long-term loans from banks in the amount of NIS 354.3 million, or $90.8 million and received long term loans from the parent company of NIS 170 million or $43.6 million. For information regarding outstanding balances and repayment information see “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Long-Term Loans from Banks and other Financial Institutions” and “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Debentures.”

BSRE used its available cash resources and bank financing and debentures to finance the expansion of its activities and repay its obligations. The available cash resources of Dor Alon and its subsidiaries were used in 2015, and are expected to continue to be used, to finance the expansion of Dor Alon.

Cash generated by operations was approximately NIS 270.4 million, or $69.3 million, in 2015, a decrease of 46.5% compared with approximately NIS 505.9 million in 2014. The main decrease derived from changes in net working capital in the amount of NIS 297.3 (U.S $76.1 million) compared to last year and was partially offset by an increase from continued operations of NIS 92.9 million (U.S $23.8 million).

We incurred a substantial net loss from continuing operations and from discontinued operations in the year ended December 31, 2015. In the absence of disposal of properties or the completion of the Ben Moshe Proposal, we have liquid available sources sufficient at the most for financing our current operations for a few months (provided that no extraordinary events occur), at the end of which, if the transaction with the potential buyer is not completed, the Company will need to sell any of its assets to finance its continued operations. There exists substantial doubt whether we will be able to continue as going concern.

Uses.

During 2015, we repaid long-term loans in the amount of NIS 496.4 million, or $127.2 million, debentures in the amount of NIS 415.5 million, or $106.5 million, short-term borrowing from banks in the amount of NIS 206.2 million or $52.8 million and interest in the amount of NIS 178.3 million, or $45.7 million.

In 2015, we funded our support of Mega Retail primarily from sale of shares of our subsidiaries, financing from our controlling shareholder and dividends from subsidiaries. During 2015, we invested approximately NIS 133.8 million, or $34.3 million, in property and equipment, intangible assets, investment property and payments on account of real estate, a 58.7% decrease from our 2014 investment of NIS 323.8 million. Of our investment in property and equipment, intangible assets and investment property in 2015, we invested NIS 21.0 million, or $5.4 million, in land and buildings, including land that we leased and investment property, as compared with NIS 79.6 million in 2014. During 2016 and 2017, we intend to open approximately seven to nine filling stations at a cost of approximately NIS 4 million to NIS 6 million per filling station. We intend to finance our store development, renovation, modeling, expansion and acquisitions mainly from cash generated by our operations, from borrowings from banks and others and sales of subsidiary shares.

Dividends

The following table sets forth dividends paid by the Company from January 1, 2011 until the date of this Annual Report:

Date of payment	Amount per share	Total amount(1)
December 29, 2011	NIS 1.13 ($0.30)	NIS 75 million (approximately $20.2 million)

(1)	In accordance with the representative rate of exchange of the NIS to the dollar as of the date of the payment of the dividend.

Pursuant to the Israeli Companies Law, dividend distributions are limited to the greater of retained earnings or earnings generated over the previous two years, according to our then last reviewed or audited financial statements, provided that the date of the financial statements is not more than six months prior to the date of the distribution, or we may distribute dividends that do not meet such criteria only with court approval. As of December 31, 2015, the Company does not have any earning to distribute as dividends.

The loan agreements of BSRE and Dor contain financial covenants that may in the future, depending on their respective financial results and shareholders' equity, restrict them from transferring funds to us in the form of cash dividends, loans or advances, subject to any legal limitations. As of December 31, 2015, we did not have any earnings to distribute as a dividend.

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

The following table sets forth dividends paid by BSRE from January 1, 2010 until the date of this Annual Report

Date of payment	Amount per share	Total amount(1) (2)
April 7, 2016	NIS 2.59 ($0.7)	NIS 30 million (approximately $7.9 million)
June 11, 2015	NIS 2.59 ($0.7)	NIS 30 million (approximately $7.8 million)
April 15, 2015	NIS 2.59 ($0.6)	NIS 30 million (approximately $7.5 million)
December 8, 2014	NIS 4.32 ($1.1)	NIS 50 million (approximately $12.5 million)
October 28, 2013	NIS 3.18 ($0.9)	NIS 40 million (approximately $11.3 million)
April 23, 2013	NIS 3.98 ($1.1)	NIS 50 million (approximately $13.8 million)
December 25, 2011	NIS 2.71 ($0.71)	NIS 34 million (approximately $9.0 million)
April 13, 2011	NIS 3.82 ($1.1)	NIS 47.8 million (approximately $14.0 million)

(1)	In accordance with the representative rate of exchange of the NIS to the dollar as of the date of the payment of the dividend.

(2)	Alon Blue Square’s share in the distribution of the dividends was approximately between 53.92% - 80%.

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

Dividends paid by Dor Alon since the time Alon Blue Square acquired Dor Alon and until the date of this Annual Report:

Date of payment	Amount per share	Total amount(1) (2)
February 17, 2016	NIS 1.57 ($0.40)	NIS 25 million (approximately $6.4 million)
June 23, 2015	NIS 3.15 ($0.83)	NIS 50 million (approximately $13.2 million)
December 9, 2014	NIS 2.08 ($0.53)	NIS 30 million (approximately $7.6 million)
October 28, 2013	NIS 1.74 ($0.49)	NIS 25 million (approximately $7.1 million)
April 9, 2013	NIS 1.39 ($0.38)	NIS 20 million (approximately $5.5 million)
December 19, 2011	NIS 2.08 ($0.55)	NIS 30 million (approximately $7.9 million
April 14, 2011	NIS 1.73 ($0.5)	NIS 25.0 million (approximately $7.2 million

(1)	In accordance with the representative rate of exchange of the NIS to the dollar as of the date of the payment of the dividend.

(2)	Alon Blue Square’s share in the distribution of the dividends was approximately between 63.13% - 78.38%.

Short-Term Credit from Banks and Others

The following table sets forth the principal terms of our short-term credit from banks and others:

	December 31
	2014	2015*
	NIS in thousands

Bank overdrafts	5,490	-
Bank loans	657,939	352,234
Loan from parent company	-	139,194
Commercial paper	111,197	-
Current maturities of long-term loans	283,342	190,995
	1,057,968	682,423

*Does not include credit and loans of Dor Alon and Naaman which are designated for sale.

The short term credit described in the table above includes NIS 229.0 million of short term credit undertaken by the Alon Blue Square and NIS 140.4 million in current maturities in the aggregate amount of NIS 370.0 million as of December 31, 2015 and NIS 233.0 million as of December 31, 2014.

Current maturities of long-term loans for the year ended December 31, 2015 includes a bank loan granted to us in connection with our purchase of Naaman, which is secured by 60% of the shares that we hold in Naaman. We are in breach of a financial covenant in our loan agreement, and the bank has the right to foreclose on these shares in Naaman if we will not pay the amount due under the loan in May 2016.

Long-Term Loans from Banks and other Financial Institutions

The following table sets forth the principal terms of our long-term loans from banks and other financial institutions:

	December 31		Annual
	2014	2015*	Interest Rate (1)
	NIS in thousands		%
In Israeli currency:
Linked to the Israeli CPI bearing a fixed interest rate	694,861	266,753	3.34
Linked to the Israeli CPI bearing a variable interest rate	-	-	-
Unlinked and bearing a fixed interest rate	28,483	10,778	6.23
Unlinked and bearing a variable interest rate	974,605	348,479	2.61
Linked to the Israeli CPI from controlling shareholder without interest	-	29,194	-

Total	1,697,949	655,204
Less - current maturities	283,342	190,995
	1,414,607	464,209

(1)	Weighted average rate as of December 31, 2015.

*Does not include credit and loans of Dor Alon and Naaman which are designated for sale.

The loans described in the table above include loans undertaken by Alon Blue Square in the aggregate amount of approximately NIS 140.5 million (presented in current maturities). The loan agreements contain undertakings BSRE to meet certain financial covenants. BSRE has a loan with a total balance of NIS 186.2 million, whereby BSRE has undertaken to meet certain financial covenants. As of December 31, 2015, BSRE met the above mentioned covenants. BSRE has a loan totaling approximately NIS 113.7 million as at December 31, 2015, with a group of institutional investors to finance the building of the addition to the Hadar Mall, for which BSRE has undertaken to meet certain financial covenants. As of December 31, 2015, BSRE met the above mentioned covenants.

Debentures

The following table summarizes debentures outstanding as of December 31, 2014 and 2015 issued by (i) the Company, and (ii) BSRE, of which we owned 53.92% of the shares as of March 31, 2016:

	December 31
	2014	2015*
	NIS in thousands
Convertible debentures:
Issued by BSRE	60,425	30,067
Less - current maturities	29,686	-
	30,739	30,067

Non-convertible debentures:
Issued by the Company	342,416	359,716
Issued by BSRE	1,642,512	1,460,588
Issued by Dor Alon	464,320	-
	2,449,248	1,820,051

Less - current maturities	437,249	532,844
	2,011,999	1,287,207

*Does not include debentures issued by Dor Alon and Naaman which are designated for sale.

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

Ratings of Alon Blue Square Debentures

In January 2016, Midroog, an Israeli rating agency and 51% subsidiary of Moody’s Investors Services Inc., decreased the rating of Series C Debentures from B3to Caa1.

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

The third partial maturity date of the principal (out of four) for the Series A and Series B Debentures was at August 31, 2015, when BSRE repaid an aggregate amount of NIS 180.6 million. On October 31, 2015 was the fifth partial maturity date (7.5% of the bond series principal) of series C bonds where BSRE repaid an aggregate amount of NIS 24.3 million.

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

The terms of the debentures determine that in case Midroog or another rating agency were to reduce the Company’s rating to A3, the annual interest rate will increase by 0.35%. If the rating were to be reduced further, then the annual interest rate will increased by 0.35% multiplied by the number of notches that the Company’s rating is reduced below A3. Midroog reduced the Company's rating to A3, and the interest rate increased by 0.35%.

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

The terms of the debentures determine that in case a rating agency were to reduce the Company’s rating to A3, the annual interest rate will increase by 0.5%. Similarly, if the rating were to be reduced further, then the annual interest rate will increased by 0.25% multiplied by the number of notches that the Company’s rating is reduced below A3, until an annual interest of 4.3%. Midroog reduced the Company's rating to A3, and the interest rate increased by 0.5%.

Following reports in connection with proposals for the sale of Company shares held by Alon, the trustee for BSRE's Series E Debentures notified BSRE that, based on a legal opinion it received regarding the definition of "the current controlling shareholder" contained in the deed of trust for the Series E Debentures, in the event of a transfer of control in the Company, a meeting of the holders of the Series E Debentures should be convened for the purpose of obtaining approval of the holders of the Series E Debentures prior to a sale by Alon of its holdings on the Company.

Rating of BSRE Debentures

On May 14, 2015, Midroog reduced the rating on the debentures (series A to E) issued by BSRE from A1 to A2, while maintaining the outlook at credit review with negative implications.

On July 7, 2015, Midroog reduced the rating on the debentures (series A to E) issued by BSRE from A2 to A3, while maintaining the outlook at credit review with negative implications.

On November 10, 2015, Midroog announced on the examination of the credit review with negative implications outlook of the debentures (series A to E) issued by BSRE. On March 21, 2016, Midroog announced that it is continuing examination of the credit review of BSRE with negative implications.

Dor Alon Debentures

In November 2015, Dor Alon completed the issuance of new bond series (Series E) in the amount of NIS 250 million par value rated A3 with stable outlook. The total immediate consideration amounted to NIS 248 million. The bonds (Series E) were listed for trade on the stock exchange. The bonds are payable (principal) in seven equal annual installments effective from July 1, 2017, are unlinked and bear annual interest of 4.55% payable in semiannual effective from July 1, 2016.

Dor Alon committed to comply with financial covenants including, among others, complying with minimum equity and equity to balance sheet ratio and limitations on dividend distribution from current and accumulated earnings.

For additional information on charges pertaining to the collateralized long-term loans, see note 35 to our consolidated financial statements.

Commitments for Capital Expenditures

As of December 31, 2015, we had entered into agreements for investments in real estate, investment property, land and buildings and constructions work in the total amount of approximately NIS 218.1 million, or $55.9 million. We intend to finance these investments from cash generated by our operations and from loans from banks or other financial institutions.

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

The average occupancy in the leading shopping centers in 2015 remained high. In locations in which competition was high, principally Beer Sheva and northern Haifa suburbs, there was low occupancy, downward pressure on rent and need to provide discounts to lessees. As a continuation of the trends from previous years, also in 2015, the fashion sector suffered from a reduction in prices and increased competition. Stores in the fashion industry took efficiency measures, including stores, reduction of space and increased investment in online shopping. The continued expansion of international fashion chains is expected to continue, adversely affecting local fashion companies. The trend towards on-line shopping, principally from overseas, is expected to strengthen. In addition, the security tension in the last year may lead to more shopping in closed, secure areas rather than on the street or open areas.

Dor Alon

Dor Alon is the fourth leading company in Israel for the distribution of petroleum products, with 211 fueling stations. The three largest companies in Israel distributing petroleum products have an aggregate of 755 fueling stations. In addition, there are 140 filing stations operated by other smaller companies.

Dor Alon anticipates opening and operating an additional seven to nine commercial and filling stations during 2016 and 2017. Dor Alon has plans and agreements to plan, establish and operate additional filling stations, and these stations are currently in different stages of authorization and establishment.

Dor Alon intends to expand its market share as a supplier to natural gas industry. Dor Alon has entered into an agreement to purchase natural gas from Tamar Partnership in order to provide the energy requirements of Sugat. For further information see “Item 4. Information on the Company – B. Business Overview – Dor Alon Segment – Dor Alon Sites Strategies.” In addition, Dor Alon plans to expand its independent convenience stores chain outside of the filling stations.

Naaman

Based on data from the Bank of Israel, 2015 marked a decrease in market growth and demand compared to 2014 (2.3% compared to 2.6%), and expectations are that the decrease will continue in 2016. As of March 31, 2016 we are unable to determine the duration of this market trend.

E.	Off-Balance Sheet Arrangements.

None.

F.	Tabular Disclosure of Contractual Obligations.

The following table sets forth certain information concerning our obligations and commitments to make future payments under contracts, such as debt and lease agreements, but not include obligations and commitments of Dor Alon and Naaman which are designated for sale:

	2016	2017	2018	2019	2020	2021	2022 and thereafter	Total

Long term loans from banks (1)	190,995	27,188	27,188	27,188	27,188	27,188	299,075	626,010
Non Convertible Debentures issued by the Company (2)	359,974	-	-	-	-	-	-	359,974
Non-Convertible Debentures issued by BSRE (3)	173,751	274,562	303,604	214,867	214,867	29,041	271,056	1,481,745
Convertible Debentures issued by BSRE (3)	29,420	-	-	-	-	-	-	29,420
Loan from parent company	-	-					60,000	60,000
Short term credit from banks and others (4)	491,427	-	-	-	-	-	-	491,427
Total contractual cash obligations	1,246,567	301,750	330,792	242,055	242,055	56,229	630,131	3,049,577

(1)	The table above does not include payments of interest on our long-term loans because the actual interest payments on most of the loans are dependent on variable parameters, such as changes in the Israeli CPI, or variable interest rates which cannot be predicted at the date of this report. Without taking into account any changes in the Israeli CPI or changes in foreign currency rates and assuming the relevant variable interest rate will remain at its level as it was as of December 31, 2015 (3.06% per annum), interest payments on the long term loans (in thousands) would be, NIS 19,140 in 2016, NIS 12,944 in 2017, NIS 12,135 in 2018, NIS 11,326 in 2019, NIS 10,517 in 2020, NIS 9,708 in 2021, and NIS 8,899 in 2022 and beyond. This includes a loan in the principal amount of NIS 163 million classified as a short-term loan because the Company is currently in breach of this loan.

(2)	These debentures bear interest at an annual rate of 2.5% and are linked (principal and interest) to the Israeli CPI but in the event the Israeli CPI is less than the base index (index known at the date of issuance), the amount of debentures will not be adjusted below the base index. Without taking into account any changes to the Israeli CPI, interest payments on the Non-Convertible Debentures (in thousands) would be NIS 8,999 in 2016. The table above does not include payments of interest on our debentures because the actual interest payments on these debentures will depend on changes in the Israeli CPI, which cannot be predicted at the time of this report. These debentures are classified as short-term because the Company is currently in breach of these debentures.

(3)	The Non-Convertible Debentures and the Convertible Debentures (Series A, Series B Series C, Series D and E) bear interest at an annual rate of 6.25%, 4.7%, 4.2%, 4.5 % and 3.3%, respectively, and are linked (principal and interest) to the Israeli CPI, but in the event the Israeli CPI is less than the base index (index known at date of issuance), the amount of debentures will not be adjusted below the base index. Without taking into account any changes to the Israeli CPI, interest payments on the Non- Convertible Debentures (in thousands) would be NIS 61,726 in 2016, NIS 53,681 in 2017, NIS 41,592 in 2018, NIS 28,544 in 2019, NIS 19,224 in 2020 and NIS 9,903 in 2021 and NIS 8,945 in 2022 and beyond. Without taking into account any changes to the Israeli CPI, based on the principal amount of the Convertible Debentures as of December 31, 2015 and assuming no additional conversion of debentures, interest payments on the Convertible Debentures (in thousands) would be NIS 1,839 in 2016. The table above does not include payments of interest on our debentures because the actual interest payments on these debentures will depend on changes in the Israeli CPI, which cannot be predicted at the time of this report.

(4)	The table above does not include interest on our short term credit from banks (2015: 3.3%- per year).

*	The table above does not include severance payment obligations because the actual severance payments will depend on the dates of payment, which cannot be predicted at the time of this report. As of December 31, 2015, the Company had severance payment obligations in an amount of NIS 7.2 million and a severance payment fund in an amount of NIS 3.9 million.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management.

The following table lists the name, age and position of the directors and senior management of Alon Blue Square and four officers of our subsidiaries as of March 31, 2016.

Name	Age	Position

Avigdor Kaplan	76	Chairman of the Board of Directors and Director
David Alphandary (1) (2)	79	Director
Uzi Baram (1) (2) (3)	77	Director
Avraham Meron (1)	75	Director
Tal Yeshua	57	Director
Keren Bar-Hava	42	Director
Oded Zvulun	40	Director
Micheal Lazar	54	Director
Tzachi Otsar	47	Director

Israel Yaniv	69	Chief Executive Officer
Yehuda van der Walde	44	Chief Financial Officer
Merav Ben Kna'an Heller	44	Officer

Raviv Brookmayer	58	Chief Executive Officer of Mega Retail
Zeév Stein	61	Chief Executive Officer of Blue Square Real Estate Ltd.
Oded Blum	50	co – Chief Executive Officer of Dor Alon
Raz Schwartz	43	Acting Chief Executive Officer; Chief Financial Officer

(1) Member of the Compensation Committee, Audit Committee and Compliance Committee.

(2) External director.

Avigdor Kaplan has served as the chairman of the board of directors of the Company since August 2015, and as a member of the board of directors of the Company since. From March 2015 until August 2015, Mr. Kaplan served as the CEO of the Company. Mr. Kaplan has also served as CEO of Alon Israel Oil Company Ltd. since January 2015. From June 2013 to June 2014, he served as the Director General of Hadassah Medical Organization.  From June 2008 to May 2013, Mr. Kaplan served as the Chairman of the Board of Clal Insurance Group, and from May 1997 to May 2008, he served as CEO of the Clal Insurance Group. Mr. Kaplan holds a B.A. in Economics and Statistics from The Hebrew University, a Diploma in Business Administration from The Hebrew University, an M.sc in Industrial Engineering from Technion, and a PhD in Health Sciences from Ben Gurion University.

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

Keren Bar Hava has served as our director since June 2015. Ms. Bar-Hava has served as the head of the accounting department at the Hebrew University of Jerusalem since 2012. Since 2010, Ms. Bar-Hava has held several positions with the Israel Securities Authority, including, member of its Board of Governors, chairperson of its finance committee, and member of its audit committee, secondary market committee, stock exchange committee, penalty matters committee, and tender committee. From 2006 to 2009 she served as an external director, chairperson of the audit committee, and member of investment committee of Halman-Aldubi Investment House. From 2007-2008, she served as an external director and chairperson of the audit committee of Edri El Israel Assets Ltd., a real estate company. Prior to that, from 1996-2003 she served as the CFO of a privately held company. Ms. Bar-Hava is a CPA (Isr.) and holds a B.A in economics and accounting and an M.A in economics from Tel-Aviv University, and a PhD in business administration from Tel-Aviv University.

Oded Zvulun has served as our director since July 2015. Mr. Zvulun has served as the Business and Financial Manager (CEO) of Kibbutz Ze'elim in Israel and as Chairman of the subsidiaries of Kibbutz Ze'elim. Mr. Zvulun has serves as board member of Mishkey Hanegev and Hevel Ma'on Factories. Mr. Zvulun holds a B.A in Business and Economics from the Ben-Gurion University of the Negev and an M.A in economics from the Ben-Gurion University of the Negev.

Michael Lazar has served as our director since November 2015. Mr. Lazar has served as the Chairman of Mishkey Hadarom Aguda Haklait Shitufit Ltd. (Mishkey Hadarom) since September 2015. Prior to that, Mr. Lazar served as the business manager of Mesu'ot Yitzhak settlement, leading all its business fields and business development. Mr. Lazar currently serves as director also in Albad Ltd. and in the Economic Management of Mesu'ot Yitzhak. Mr. Lazar holds a B.A. degree in Economics and Human Resources from the Ben-Gurion University of the Negev.

Tzachi Otsar has served as our director since December 2015. Since 2011, Mr. Otsar has served as the chief executive officer and chairman of the board of directors of Rosebud Real Estate Ltd., an Israel-based company primarily engaged in real estate investments in high yield properties in Europe. In addition, he serves as the chief financial officer of Beilsol Investments (1987) Ltd., a real estate acquisition, development and holding company, which is the major shareholder of Alon Israel Oil Company Ltd., the Company's largest shareholder. Mr. Otsar also serves as a member of the board of directors of Alon Israel Oil Company Ltd. From 2006 until 2011 he served as the corporate controller of Electra Real Estate Ltd. an Israeli commercial real estate company. Prior to that, he served from 2003 until 2006 as the director of finance of Telmap Ltd. a mobile location-based service provider. Mr. Otsar is a certified CPA (ISR) and holds a B.A in economics from Haifa University, Israel and an LLM from Bar-Ilan University, Israel.

Israel Yaniv has served as our CEO since August 2015. Mr. Yaniv has also served as Chairman of the board of directors of Dor Alon Energy in Israel (1988) Ltd. ("Dor Alon") since August 2015. Prior to that Mr. Yaniv served as the Chief Executive Officer of Dor Alon from 2000 until 2015 and as Chief Executive Officer of Supergaz Ltd., from 1996 to 2000. He serves as chairman of Dor Alon Gas Technologies Ltd., Dor Alon Retail Sites Management Ltd., and Avrech-Alon G.S. Ltd. Mr. Yaniv holds a BSc and MSc in Chemical Engineering from the Technion in Haifa.

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

Meirav Ben Kna'an Heller has served as an officer since August 2015. Mrs. Ben Kna'an Heller previously served as an officer in Midroog Ltd., a credit rating agency, and in Ampa Ltd. Mrs. Ben Kna'an Heller holds a B.A in accounting and business administration from the College of Management in Rishon Le'tzion, Israel.

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

Raviv Brookmayer served as the Chief Executive Officer of Mega Retail from June 2015 until January 17, 2016 at the time Mega Retail entered into court ordered trusteeship. Prior to that he served as the Chief Executive Officer of the Naaman Group since September 2012. Mr. Brookmayer served as Chief Executive Officer of Home Center (DIY) Ltd. Prior to that, he served as Chief Executive Officer of Ten Petroleum Company Ltd. from 2007-2009. Mr. Brookmayer holds a B.A. in Business and Administration and an MBA from Derby University.

Raz Shwartz has served as the Acting Chief Executive Officer of Naaman since June 15, 2016. In addition, since February 2011 Mr. Shwartz serves as the Chief Financial Officer of Naaman. Prior to that, Mr. Shwartz served as Chief Financial Officer of the Bee Group. Mr. Shwartz holds a B.A. in Business and Accounting from the College of Management in Rishon Le'tzion and is an Israeli CPA.

Termination of Office

Motti Kerem served as the CEO of Mega Retail until May 2015. Dana Shlezinger served as a member of our board until June 2015. David Wiessman served as our chief executive officer and as a member of our board of directors until July 2015. Avshalom Haran served as a member of our board until July 2015. Amit Ben Itzhak served as our Chairman of the board of directors until August 2015. Yonel Cohen served as a member of our board until October 2015. Mordechai Ventura served as member of our board of directors until November 2015. Dan Weiss served as member of our board of directors until December 2015. Elli Levinson-Sela served as our Legal Counsel and Company Secretary until January 2016.

Arrangements for the Election of Directors

As of March 31, 2016, Alon, directly and indirectly through Alon Retail, owned approximately 72.71% of our outstanding ordinary shares. So long as Alon continues to own beneficially more than 50% of our outstanding ordinary shares and voting power, it will be able to control the outcome of matters requiring shareholder approval that do not require a special majority, including the election of all our directors, other than our two external directors. The election of the external directors requires that at least a majority of the votes of the shareholders who are not controlling shareholders and do not have a personal interest in the appointment (excluding a personal interest which did not result from the shareholder’s relationship with the controlling shareholder) who participate in the vote, vote for their nomination (without taking into account abstentions), or that the total number of shares voted against the proposal by shareholders who are not controlling shareholders and do not have a personal interest does not exceed two percent of the aggregate voting rights in the Company.

B.	Compensation

The table and summary below outline the compensation granted to our five highest compensated directors and officers during the year ended December 31, 2015. The compensation detailed in the table below refers to actual compensation granted or paid to the director or officer during the year 2015.

Name and Position of director or Officer	Salary or Other Payment (1)	Value of Social benefits (2)	Bonuses	Value of Equity Based Compensation Granted (3)	Other Compensation (4)	Total
Amounts in $US dollars are based on representative U.S. dollar – NIS rate of exchange on December 31, 2015
Israel Yaniv (5)(6)	832,217	101,853	179,395	-	-	1,113,465
Zeév Stein (6)	478,462	186,069	314,967	-	-	979,498
Motti Keren (6)	227,113	43,922	281,006	-	489,869	1,041,910
Raviv Brookmayer (6)	334,464	124,349	-	-	-	458,813
Oded Blum (6)	206,294	80,226	70,733	-	-	357,253

(1)	“Salary or Other Payment” means the aggregate yearly gross monthly salaries or other payments with respect to the Company's Executive Officers and members of the Board of Directors for the year 2015.

(2)	“Social Benefits” include payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds; vacation pay; and recuperation pay as mandated by Israeli law.

(3)	Consists of the fair value of the equity-based compensation granted during 2015 in exchange for the directors and officers services recognized as an expense in profit or loss and is carried to accumulated deficit under equity. The total amount recognized as an expense over the vesting period of the options.

(4)	“Other Compensation” includes compensation payments and garden leave.

(5)	Does not include salary Mr. Yaniv receives from our controlling shareholder, Alon, in Mr Yaniv’s capacity as Co-Chairman of the Board of Dor Alon, which is received as part of a management agreement between Alon and Dor Alon.

(6)	See below for more information regarding terms of employment.

The following table sets forth the aggregate compensation paid or accrued on behalf of all persons who served as our directors or senior management for services they rendered us and our subsidiaries, for the year ended December 31, 2015. The table also includes compensation to individuals who ceased to serve as directors or executive officers during the year.

	Salaries, fees, expenses, directors’ fees, commissions and bonuses	Pension, retirement and similar benefits
	(in millions)	(in millions)
All directors, senior management and Acting Chairman as a group	$4.7 (NIS 18.1)	$0.5 (NIS 2.2)

In August 2015, we agreed to pay to each director (including our external directors) other than our chairman of the board of directors, the sum of NIS 85,705 per year and a meeting attendance fee of NIS 3,300, (50% of the per meeting attendance fee would be paid for meetings held by written consent and 60% would be paid for meetings held via teleconference) which amounts are equivalent to the amounts allowed to be paid to external directors of companies of comparable size under the second, third and fourth supplements to the Companies Regulations. The fees referred to above are adjusted from time to time based on changes to the Israeli Consumer Price Index in the same manner as the fees described in the Regulations are adjusted. The directors would also be entitled to reimbursement of expenses incurred by them in connection with their service as directors.

We also agreed to pay Israel Yaniv, our Chief Executive Officer, a monthly gross salary of NIS 52,600 and social benefits in accordance with the Company's compensation policy for officers and directors. The compensation is linked to changes in Israel’s CPI, and is updated every three months. Mr. Yaniv is entitled to 25 annual vacation days and an annual cash bonus as determined by the compensation committee subject to the provisions of the compensation policy. Either the Company or Mr. Yaniv may terminate the engagement at any time upon providing three month advance written notice (the "Notice Period") unless Mr. Yaniv's employment is terminated for Cause. During such Notice Period, Mr. Yaniv will continue to be employed by the Company unless otherwise instructed. Mr. Yaniv also serves as Co-Chairman of the Board of Dor Alon and in such capacity receives a salary from our controlling shareholder, Alon, as part of a management agreement between Alon and Dor Alon.

BSRE incurred compensation costs of approximately NIS 2,593,000 for its CEO, Mr. Zeev Stein, for the year 2015 plus an annual bonus of NIS 1,229,000 to be paid subject to shareholder approval. Under his employment agreement, Mr. Stein is entitled to a salary and customary fringe benefits, including a car lease and social benefits. In addition, Mr. Stein is entitled to severance compensation in excess of that which is required under law (200% of required severance in the case of dismissal and 175% of required severance in case of voluntary termination by Mr. Stein). Mr. Stein holds 0.22% of BSRE’s issued and outstanding shares, following the exercise of options granted to him under BSRE’s option plan. On March 15, 2016, BSRE's board of directors approved the following terms of office and employment: (i) 15% raise in monthly salary effective January 1, 2016; (ii) grant of a bonus for 2015 in an amount equal to 12 monthly salaries; (iii) grant of a commitment bonus equal to 8 monthly salaries in consideration for Mr. Stein's commitment to maintain his employment with BSRE for a period of two years from grant of such bonus; and (iv) grant of equity based compensation.

Mega Retail incurred compensation costs of approximately NIS 4,065,000 for its CEO, Mr. Motti Keren, for the year 2015. Mr. Keren served as chief executive officer of Mega Retail until July 2015. In 2015, Mr. Keren received four monthly salaries for each of the years 2013 and 2014. Under his employment agreement, Mr. Keren was entitled to a salary and customary fringe benefits, including a car lease and social benefits. Mr. Keren was entitled to a notice period of six months, severance compensation in excess of that which is required under law (200% of required severance in the case of dismissal and 175% of required severance in case of voluntary termination by Mr. Keren) and “garden leave” (12 months in case of dismissal or six months in case of voluntary termination by Mr. Keren following appointment of new chairman of the board of Mega Retail).

Dor Alon incurred compensation costs of approximately NIS 2,050,000 for its former CEO, Mr. Israel Yaniv, for the year 2015 plus an annual bonus of NIS 630,000 on account of 2014. Under his employment agreement with Dor Alon, Mr. Yaniv was entitled to an annual bonus equal to no more than eight monthly salaries, at the discretion of Dor Alon’s board of directors. Following the approval of Dor Alon’s Board of Directors and Compensation Committee, Mr. Yaniv is entitled to an annual bonus of NIS 420,000 for the year 2015. Mr. Yaniv resigned from his position as Dor Alon’s CEO on August 11, 2015. Subject to Dor Alon’s shareholders approval Mr. Yaniv is entitled to a one-time grant of NIS 280,000 on account of 2015. On March 31, 2016, the one-time grant was approved by the shareholders of Dor Alon.

Dor Alon appointed Mr. Oded Blum to serve as CEO effective August 11, 2015 following his service as co-CEO of Dor Alon. Mr. Blum’s employment agreement can be terminated by either party upon provision of a 120 day prior notice. Under his employment agreement, Mr. Blum is entitled to a monthly salary of NIS 82,000, and is covered by the Company's professional insurance coverage and indemnification undertakings. Subject to approval of Dor Alon's shareholders, Mr. Blum is entitled to an adjustment bonus of up to six monthly salaries for the first year and up to four monthly salaries for each subsequent year. Additionally Mr. Blum is entitled to an annual bonus of NIS 290,000 for the year 2015.

Naaman Group agreed to pay its CEO, Mr. Raz Shwartz a monthly salary of NIS 46,500. Under his employment agreement, Mr. Shwartz is entitled to a salary and customary fringe benefits, including a car lease. Mr. Shwartz's bonus for the fiscal year 2015 was approximately NIS 140,000. In the event of termination of employment, Mr. Shwartz is entitled to advance notice of 180 days.

Mr. Raviv Brookmayer received salary for his service as chief executive officer of Mega Retail since June 2015. Under his two-year employment agreement, Mr. Brookmayer is entitled to a monthly salary of NIS 120,000 (linked to CPI) and customary fringe benefits, including a car lease, cell phone, a home phone line at the expense of Mega Retail up to a cap set in the employment agreement, social benefits and reimbursement of actual expenses incurred by him in connection with his service as CEO. Mr. Brookmayer will also be entitled as of 2015 to an annual bonus of up to one month's salary for every calendar year of employment and an additional performance based bonus subject to Mega Retail financial results targets. In the event of termination of employment, Mr. Brookmayer’s is entitled advance notice of three months (175% of required severance in the case of dismissal and 150% of required severance in case of voluntary termination by Mr. Keren) severance pay as required by law, and nine months of “garden leave,” subject to the terms and conditions set forth in his employment agreement. The employment agreement provides that Mr. Brookmayer will be entitled to at least 24 months' salary from commencement of his service, under certain circumstances, which amount is guaranteed by the Company.

In his capacity of CEO of the Naaman Group until June 2015, Mr. Raviv Brookmayer was entitled to a monthly payment of NIS 84,000 plus an extra monthly salary. Under his employment agreement, Mr. Brookmayer is entitled to a salary and customary fringe benefits, including a car lease, cell phone, a home phone line at the expense of Naaman Group up to a cap set in the employment agreement, social benefits and reimbursement of actual expenses incurred by him in connection with his service as CEO. Mr. Brookmayer will also be entitled as of 2013 to an annual bonus of up to NIS 850,000 for every calendar year of employment and subject to Naaman Group financial results targets. Mr. Brookmayer's bonus for the fiscal year 2014 was NIS 109,000. In the event of termination of employment, Mr. Brookmayer’s is entitled advance notice of 90 days, severance pay as required by law, and three to six months of “garden leave,” subject to the terms and conditions set forth in his employment agreement.

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

Under amendments to the Companies Law, the engagement with a public company’s directors need not be approved by the shareholders of the company with respect to the period from the commencement of the engagement until the next shareholder meeting convened by the company, if the terms and conditions of such engagement are approved by the compensation committee and the board of directors of the company, the terms and conditions of such engagement are in accordance with the company’s compensation policy approved in accordance with the Companies Law, and the terms and conditions of such engagement are no more beneficial than the terms and conditions of the person previously serving in such role or there is no substantial difference in the terms and conditions of the new engagement as opposed to the previous engagement under the circumstances, including the scope of engagement.

The appointment and terms of office of a company's officers, other than directors and the general manager (chief executive officer) are subject to the approval by first, the company’s compensation committee; second, the company’s board of directors, in each case subject to the company's compensation policy, and then approved by its shareholders. However, in special circumstances, they may approve the appointment and terms of office of officers inconsistent with such policy provided that they have considered those provisions that must be included in the compensation policy according to the Companies Law and that shareholder approval is obtained (by a majority of shareholders that does not include the controlling shareholders of the company and any shareholders interested in the approval of the compensation). However, if the shareholders of the company do not approve a compensation arrangement with an officer inconsistent with the company’s compensation policy, in special situations the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision. In addition, non-material amendments to the compensation of a public company’s officers (other than the chief executive officer and director) may be approved by the chief executive officer of the company if the company’s compensation policy establishes that non-material amendments within the parameters established in the compensation policy may be approved by the chief executive officer, and the compensation is consistent with the company’s compensation policy.

We and our subsidiaries have no service contracts with any of our directors that provide for benefits upon termination of their service as directors.

The compensation paid to a public company’s chief executive officer is required to be approved by, first, the company’s compensation committee; second, the company’s board of directors, in each case subject to the company's compensation policy, and by the company’s shareholders (by a majority of shareholders that does not include the controlling shareholders of the company and any shareholders interested in the approval of the compensation). However, in special circumstances, they may approve compensation terms of a chief executive officer that are inconsistent with such policy provided that they have considered those provisions that must be included in the compensation policy according to the Companies Law and that shareholder approval is obtained (by a majority of shareholders that does not include the controlling shareholders of the company and any shareholders interested in the approval of the compensation). However, if the shareholders of the company do not approve the compensation arrangement with the chief executive officer inconsistent with the company's compensation policy, in special situations the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision. In addition, the renewal or extension of the engagement with a public company’s chief executive officer need not be approved by the shareholders of the company if the terms and conditions of such renewal or extension are no more beneficial than the previous engagement or there is no substantial difference in the terms and conditions under the circumstances, and the terms and conditions of such renewal or extension are in accordance with the company’s compensation policy.

The compensation committee may waive the shareholder approval requirement with regards to the approval of the initial engagement terms of a candidate for the chief executive officer position, if it determines that the compensation arrangement is consistent with the company’s compensation policy and that the chief executive officer did not have a prior business relationship with the company or a controlling shareholder of the company and that subjecting the approval of the engagement to a shareholder vote would impede the company’s ability to employ the chief executive officer candidate. In addition, the engagement with a public company’s chief executive officer need not be approved by the shareholders of the company with respect to the period from the commencement of the engagement until the next shareholder meeting convened by the company, if the terms and conditions of such engagement are approved by the compensation committee and the board of directors of the company, the terms and conditions of such engagement are in accordance with the company’s compensation policy approved in accordance with the Companies Law, and the terms and conditions of such engagement are no more beneficial than the terms and conditions of the person previously serving in such role or there is no substantial difference in the terms and conditions of the new engagement as opposed to the previous engagement under the circumstances, including the scope of engagement.

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

Independent and External Directors

Israeli Companies Law Requirements

We are subject to the provisions of the Israeli Companies Law. The Israeli Minister of Justice has adopted regulations exempting companies, like us, whose shares are traded outside of Israel, from some provisions of the Israeli Companies Law.

Under the Israeli Companies Law, subject to an exception applicable to companies with no controlling shareholder, companies incorporated under the laws of Israel whose shares are either (i) listed for trading on a stock exchange or (ii) have been offered to the public in or outside of Israel, and are held by the public (Public Company) are required to appoint at least two external directors. The Israeli Companies Law provides that a person may not be appointed as an external director if the person is a relative of the controlling shareholder or if the person or the person’s relative, partner, employer, someone to whom he or she is subordinated directly or indirectly or any entity under the person’s control, has, as of the date of the person’s appointment to serve as external director, or had, during the two years preceding that date, any affiliation with us, our controlling shareholder, any relative of our controlling shareholder, as of the date of the person’s appointment to serve as external director, or any entity in which, currently or within the two years preceding the appointment date, the controlling shareholder was the company or the company’s controlling shareholder; and in a company without a controlling shareholder or without a shareholder holding 25% or more of the voting rights in the company – any affiliation to the chairman of the board of directors, to the general manager (chief executive officer), to a shareholder holding 5% or more of the company’s shares or voting rights, or to the chief officer in the financial field as of the date of the person’s appointment. The term “affiliation” includes:

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

Under the Companies Law, a public company is required to appoint as an external director, a person who has “professional expertise” or a person who has “financial and accounting expertise,” provided that at least one of the external directors must have “financial and accounting expertise”. Under regulations, a director having financial and accounting expertise is a person who, due to his or her education, experience and qualifications is highly skilled in respect of, and understands, business-accounting matters and financial reports in a manner that enables him or her to understand in depth the company’s financial statements and to stimulate discussion regarding the manner in which the financial data is presented. Under the regulations, a director having professional expertise is a person who has an academic degree in either economics, business administration, accounting, law or public administration or another academic degree or has completed other higher education studies, all in an area relevant to the main business sector of the company or in a relevant area for the board position, or has at least five years’ experience in one of the following or at least five years of aggregate experience in two or more of the following: a senior management position in the business of a corporation with a substantial scope of business, in a senior position in the public service or a senior position in the main field of the company’s business.

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

David Alphandary and Uzi Baram currently serve as Alon Blue Square external directors. Avraham Meron and Keren Bar-Hava are our independent directors.

New York Stock Exchange Requirements

See below “Item 6. Directors, Senior Management And Employees – C. Board Practices – Audit Committees – New York Stock Exchange Requirements” for a description of the independence requirements for audit committee members under applicable NYSE rules.

Audit Committees

Israeli Companies Law Requirements

Under the Israeli Companies Law, the board of directors of a public company must appoint an audit committee, and, subject to an exception applicable to companies with no controlling shareholder, must be comprised of at least three directors including all of the external directors.

The Israeli Companies Law requires that a majority of the members of the audit committee, as well as the majority of members present at audit committee meetings, must be “independent” (as such term is defined below) and the chairman of the audit committee must be an external director, subject to an exception applicable to companies with no controlling shareholder. In addition, the following are disqualified from serving as members of the audit committee: the chairman of the board of directors, the controlling shareholder and his relatives, any director employed by the company or by its controlling shareholder or by an entity controlled by the controlling shareholder, a director who regularly provides services to the company or to its controlling shareholder or to an entity controlled by the controlling shareholder, and any director who derives most of their income from the controlling shareholder.

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

A recent amendment to the Companies Law enacted on February 17, 2016, or Amendment 27, allows a company whose audit committee’s composition meets the requirements set for the composition of a compensation committee (as further detailed below) to have one committee acting as both audit and compensation committees.

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

The Securities and Exchange Commission has defined “affiliate” for non-investment companies as “a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified.” The term “control” is intended to be consistent with the other definitions of this term under the Securities Exchange Act of 1934, as “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” A safe harbor has been adopted by the SEC, under which a person who is not an executive officer or 10% shareholder of the issuer would be deemed not to have control of the issuer. The SEC has also provided certain limited exceptions for an audit committee member, who also sits on the board of directors of an affiliate of a listed issuer, so long as, except for being a director on such board of directors, the audit committee member otherwise meets the independence requirements for each entity.

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

As detailed above, subject to certain exceptions, under the Israeli Companies Law, directors’ compensation arrangements require compensation committee approval, board of directors’ approval and shareholder approval.

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

Pursuant to resolutions adopted by our shareholders in March 2011, we participate in a directors’ and officers’ liability insurance policy acquired by Alon. The extension of the directors’ and officers’ liability insurance was approved for each of the years 2012, 2013, 2014, and 2015 by our Audit Committee and by the Board of directors. As extended, the insurance policy is for a period beginning on January 1, 2015, and ending on December 31, 2015 covering the Company and affiliated entities, including Dor Alon and its subsidiaries, BSRE and its subsidiaries, Naaman and its subsidiaries and Alon and its subsidiaries (collectively, the “Group”). Such policy would cover a total liability of US $50 million (for each claim and in the aggregate) for the Company, including legal fees, and US $30 million (for each claim and in the aggregate), including legal fees, for each of the other members of the Group, excluding the Company, provided that in any event the maximum aggregate coverage of liability for the entire Group would be US $50 million. Our audit committee, board of directors and shareholders have also approved any renewal of the insurance policy or the participation by the Company in future directors’ and officers’ liability insurance policies covering the Company and all or some members of the Group, under substantially the same terms and conditions as the original insurance, upon its expiration, for a period of up to an additional four years from the end of the term of the original insurance policy. The participation in any future insurance policies would be subject to the following conditions: (i) the determination by the audit committee and board of directors that there will be no substantive changes between the original insurance policy and the future insurance policies; a change to the scope of coverage under the future insurance policies will not be deemed to be substantive so long as the premium paid by the Group for such future insurance policies will be as described in section (ii) below; and (ii) the premium paid for the future insurance policies will not increase by more than the greater of (A) 25% over the cost of the premium paid for the insurance policy of the previous year; or (B) 25% over the cost of the premium paid for the original insurance policy (in each case plus the rate of depreciation of the NIS in relation to the US dollar, to the extent such a depreciation occurred). We are in the process of approving a directors’ and officers’ liability insurance policy for the Group for the period between January 1, 2016 until December 31, 2016. This new policy has been approved by our audit committee and is subject to approval by our board of directors and shareholders.

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

Under the indemnification letters, the Company undertook to indemnify its directors and officers for obligations or expenses that may be imposed on them as a result of their actions in their capacity as an Office Holder in the Company or as a result of actions in their capacity as an Office Holder or the holder of any other position in another company in which the Company holds rights or is an interested party therein (unless fulfilling the position in the other company is not in connection with their function in the Company or at its request), as permitted by the Company’s Articles of Association. For further information, see above “Item 6. Directors, Senior Management And Employees – C. Board Practices – Exemption, Insurance and Indemnification of Directors and Officers – Indemnification of Office Holders”.

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

Committees

Our board of directors has established an audit committee, a compensation committee, and a Compliance Committee.

Compensation Committee

Under the Companies Law, the board of directors of a public company must establish a compensation committee, which subject to an exception applicable to companies with no controlling shareholder, must consist of at least three directors and including all of the external directors. The remaining members must be qualified to serve on the audit committee, pursuant to Companies Law requirements described above, subject to an exception applicable to companies with no controlling shareholder. The compensation committee chairman shall be an external director. Any persons disqualified from serving as a member of the compensation committee may not be present at the compensation committee meetings, unless the chairman of the compensation committee has determined that the presence of such person is required to present a matter to the meeting or if such person qualifies under an available exemption in the Companies Law.

The provisions of the Companies Law that govern the compensation and reimbursement terms of external directors also apply to members of the compensation committee who are not external directors. Under New York Stock Exchange rules, listed companies must maintain a compensation consisting of only independent directors. The role of the compensation committee for New York Stock Exchange purposes includes making recommendations to the board with respect to executive officer compensation and incentive-compensation and equity-based plans that are subject to board approval. Our compensation committee, which consists of Uzi Baram, David Alphandary, Keren Bar-Hava, and Avraham Meron, administers issues relating to employee compensation for senior management.

Audit Committee

Our audit committee, which consists of David Alphandary, Uzi Baram, Keren Bar-Hava, and Avraham Meron, has the powers as described above. The audit committee also assists the board of directors in overseeing the quality and integrity of our accounting, auditing and reporting practices and in the approval of our financial statements. For more information regarding the role of our audit committee see also “Item 6. Directors, Senior Management And Employees – C. Board Practices – Audit Committees.”

Compliance Committee

Our Compliance Committee, which consists of David Alphandary, Avraham Meron, and Uzi Baram convenes semi-annually to examine the internal compliance plan of the Company and the management’s compliance with the plan. If case of a significant breach of the Company’s internal compliance plan, the Compliance Committee will convene.

D.	Employees.

According to Report No. 4 of the trustees of Mega Retail, Mega Retail employed approximately 3,500 employees. As of December 31, 2014, Mega Retail employed 6,716 employees (including employees of Eden Teva), counting multiple employees sharing a single position as a single employee, including 2,304 temporary employees. 609 of our employees were employed in central management and administration and in our logistics center and 5,311 in our stores. As of December 31, 2013, Mega Retail employed 7,454 employees (including employees of Eden Teva), counting multiple employees sharing a single position as a single employee, including 1,477 temporary employees.

As of December 31, 2015, Dor Alon employed 2,786 employees, 101 of Dor Alon’s employees were employed in central management and administration and in Dor Alon’s logistics center and 2,685 in Dor Alon’s direct marketing sector and filling stations and convenience stores. As of December 31, 2014, Dor Alon employed 2,763 employees, 103 of Dor Alon’s employees were employed in central management and administration and in Dor Alon’s logistics center and 2,660 in Dor Alon’s direct marketing sector and filling stations and convenience stores. As of December 31, 2013, Dor Alon employed 2,763 employees, 108 of Dor Alon’s employees were employed in central management and administration and in Dor Alon’s logistics center and 2,605 in Dor Alon’s direct marketing sector and filling stations and convenience stores.

As of December 31, 2015, our Naaman segment employed 584 employees, 41 of our Naaman segment’s employees were employed in central management and administration and 543 in our Houseware and Textile stores. As of December 31, 2014, our Naaman segment employed 615 employees, 50 of our Naaman segment’s employees were employed in central management and administration and in its logistics center and 565 in our Naaman segment’s stores.

As of December 31, 2015, BSRE employed 11 employees, not including six members of BSRE’s senior management and other employees who provide services to the Company under the services agreement with the Company and not including employees employed by entities held 50% or less by BSRE. See “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions – Agreements between Alon Blue Square and its Subsidiaries.” As of December 31, 2014, BSRE employed ten employees. As of December 31, 2013, BSRE employed ten employees.

As of December 31, 2015 our logistics center employed 95 employees. As of December 31, 2014 our logistic center employed 92 employees.

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

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 31, 2016, by each person or entity known to own beneficially 5% or more of our outstanding ordinary shares based on information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission. Our major shareholders do not have voting rights different from the voting rights of our other shareholders.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Outstanding Ordinary Shares(1)
Alon Israel Oil Company Ltd.(2)	47,957,264	72.71%

Alon Retail Ltd.(3)	30,604,306	46.40%

(1)	The percentage of outstanding ordinary shares is based on 65,954,427 ordinary shares outstanding as of March 31, 2015 (excluding 207,433 ordinary shares held by Alon Blue Square as treasury shares).

(2)	Alon may be deemed to beneficially own all of the shares held directly and indirectly by Alon Retail Ltd. due to the ownership structure of Alon Retail described in footnote (3); accordingly, the number of shares listed as owned by Alon includes all the shares that are listed as owned by Alon Retail Ltd.

(3)	Alon Retail Ltd. is a wholly owned subsidiary of Nissan Alon Retail Holdings Ltd., which is a wholly owned subsidiary of the Nissan Dor Chains Ltd., which is a wholly owned subsidiary of Dor Food Chains Holdings Ltd., a wholly owned subsidiary of Alon. To the Company’s best knowledge, Alon is owned approximately 48.21% (excluding shares held by Alon as treasury shares) by eight collective acquisition entities of kibbutzim in Israel and approximately 51.79% (excluding shares held by Alon as treasury shares) are held by Bielsol Investments (1987) Ltd. To the Company’s best knowledge, the shareholders of Bielsol Investments (1987) Ltd. consist of Shibag Ltd. (whose shareholders are Advocate Shraga Biran, and Gara, Boaz and Iftah Biran, and which is controlled by Advocate Shraga Biran who holds all of the voting rights in Shibag Ltd. through a direct holding in 85% of the shares that grant voting rights in Shibag Ltd. (“Voting Shares in Shibag”) and through a power of attorney relating to voting rights for the other 15% of the Voting Rights in Shibag held by Mr. Boaz Biran), holding 79.4% of the capital and voting rights of Bielsol Investments (and is the controlling shareholder of Bielsol Investments, and Advocate Shraga Biran is the controlling shareholder of Shibag Ltd.); D.B.W Investments Ltd. (a company owned and controlled by Mr. David Wiessman), holding 19.8% of the capital and voting rights of Bielsol Investments; Shibago Ltd. (whose partners are Shibag Ltd. (75%) and a company owned and controlled by David Wiessman (25%)), holding 0.8% of the capital and voting rights of Bielsol Investments.

As of March 31, 2016, Alon Blue Square had approximately 43 shareholders of record with a United States address. As of March 31, 2016, these United States record holders held approximately 3,608,957 ordinary shares in the form of ADSs, representing approximately 5% of our then outstanding share capital.

B.	Related Party Transactions.

Agreements between Alon and Alon Blue Square

Financing from Alon Israel Oil Company Ltd.

On June 4, 2015 we announced that we entered into a potential credit line transaction with a bank for an aggregate amount of NIS 75 million. The credit line was to be for a period of up to 3 months, bearing interest rate similar to other credit lines received by us from that bank. As a security for repayment, Alon charged in favor of the bank a deposit of NIS 75 million which was used as collateral for the credit line. As of December 31, 2015, the credit line was paid out of the deposit of Alon.

On July 27, 2015, the board of directors of Alon approved to inject a total of NIS 95 million as a bridge loan to us which is to be repaid from the proceeds we would receive from a rights issuance of NIS 150 million, under which Alon committed to participate according to its percentage of holdings in the Company (NIS 110 million) such that the charged deposit amount described above which was used by us along with the injection amount would constitute NIS 170 million. The total amount of NIS 170 million is composed of NIS 110 million representing a bridge loan to be repaid from the proceeds we would receive on account of Alon's share in the rights issuance and a total of NIS 60 million representing a long term loan to be repaid after the full repayment of our debt to financial creditors and holders of our Series C Debentures. As of December 31, 2015, we had received the NIS 170 million from Alon.

In addition, Alon committed to extend to us a short-term loan of NIS 50 million to be used by us to support Mega Retail's plan of recovery. The short-term loan was to be repaid from proceeds to be received by us from the sale of our holdings in our subsidiaries. It was determined that all of these loans do not bear interest but are linked to the CPI (Including the base index).

In lieu of the short-term loan of NIS 50 million described above, on November 8, 2015, Alon acquired our shares in Dor Alon in an amount of NIS 50 million (8.04% of our shares in Dor Alon) at the market price. As part of the transaction, in the event of the sale of the sold shares by Alon to third parties, we would receive additional consideration. As a security for the additional consideration, 20% of the sold shares were charged in our favor for a period of up to 2 years.

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

The term of the Procurement Agreement is for five years commencing from May 1, 2004, and is automatically extended for additional one-year periods unless either party gives notice to the other party of its desire to terminate the Procurement Agreement 90 days prior to the expiration of the term of the Procurement Agreement.

Within the framework of Alon Blue Square's acquisition by Alon, the Israeli Anti Trust Authority determined that it can issue an order to the parties, in its sole discretion, based upon market conditions, Alon Blue Square's purchasing power, and market competition, that Alon Blue Square's operations should be completely separated from those of Alon as such relate to operation of the "Alonit" stores and to the purchase of products for the "Alonit" stores. In addition, the Anti Trust Authority is authorized to order that there will be no cooperation or arrangement dealing with purchasing products for Alon Blue Square and the "Alonit" stores. As of March 31, 2015, the Anti Trust Authority has not issued such orders.

In July 2015, following Mega Retail's Plan of Recovery, Dor Alon and Mega Retail agreed to terminate the agreement between them. Consequently, Dor Alon purchases food and non-food products sold in its convenience stores directly from food suppliers. As of the date of this report, Dor Alon has engaged with all necessary suppliers and the termination of the agreement with Mega Retail is not expected to change its commercial expenses.

Arrangements between Alon Blue Square and BSRE

Lease Agreements with BSRE

A significant portion of BSRE's investment properties (providing approximately 60% of its rental income in 2015), are leased to Mega Retail under long-term lease agreements dated 2006 and 2009, and amendments thereto (including the court-approved addendum to the agreement from December 2015). The principle terms of these agreements include:

•	Lease term of 10 years, ending March 31, 2019. The lease is renewed for subsequent 5 year terms unless Mega Retail opts not to renew it, in which case 24 months early notice is required;

•	Annual rent fees are computed at 9% of the amount of BSRE's investment in the asset (linked to the CPI), or 2% of the turnover of the particular store in the relevant year, whichever is higher; according to the agreement addendum from December 2015, the rental fees as percentage from turnover was increased to 2.75%, and in addition, 9% discount on the rental fees for the supermarkets and the office building in Rosh Ha'ayin is granted for a period of 24 months, commencing November 1, 2015;

•	Early termination of the lease for certain properties is possible, to the extent that their area, in aggregate, does not exceed 5% of the total rented space under the agreements at the beginning of the lease (subject to 12 months early notice by Mega Retail). In addition, at the time of the lease extension, subject to 12 months early notice, Mega Retail has the option to reduce the number of properties included in the lease, to the extent that their paid rentals (according to the average of lease fees in the two years preceding the renewal), does not exceed 15% of the total lease fees paid under the lease agreement;

•	The lease agreements are "net lease" type; all payments and charges in respect of maintaining and using the assets during the lease term are born by the lessee, unless otherwise agreed; and

•	In the case a leased property is sold or mortgaged by BSRE, Mega Retail will engage in a separate lease agreement with the buyer, and the rentals to BSRE will be reduced by the basic rentals attributed to the sold asset, under an agreed formula.

BSRE has no collaterals for the rental fee payments under the lease agreements.

During 2015, in the framework of the Mega Retail's plan of recovery, it was agreed that Mega Retail will exit from 12 stores (out of the 86 stores leased by Mega Retail from the Alon group). In addition, Mega Retail sold its "YOU" discount chain to third parties; including 10 stores that are located on assets leased from BSRE (new lease agreements for 10 to 20 years were signed with these third parties, commencing 2016).

On February 29, 2016, a notice was given to Mega Retail, claiming that since a trustee was appointed for the operation of Mega Retail and that appointment was not revoked within 30 days, Mega Retail is in breach of the lease agreements, and therefore the discount granted under the addendum for a period of 24 months (of 9%), is no longer valid.

Mega Retail's plan of recovery

On June 29, 2015, Mega Retail filed with the District Court in Lod, Israel a plan of recovery for Mega Retail under which a petition was filed under section 350 of the Israeli Companies Law-1999 to convene meetings of certain of Mega Retail's creditors, namely, its employees, suppliers, property owners and certain the banks in order to reach an arrangement with each of these creditor groups as part of the plan of recovery. On July 14 and 15, 2015, the District Court approved the plan of recovery. Under the plan of recovery, we assumed various liabilities. For more information regarding the commitments and guarantees we extended under the Mega Retail plan of recovery, see “Item 4. Information on the Company – A. History and Development of Alon Blue Square – Mega Retail's plan of recovery.”

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

On January 16, 2016 the agreement was terminated effective December 31, 2015 (instead of December 31, 2016 as mentioned in the agreement).

Agreement with respect to the Allocation of Various Insurance Expenses

Pursuant to an agreement entered into on August 13, 2006, insurances obtained by BSRE, such as: elementary insurance including, structure insurance, insurance for independent contractors, funds insurance, third party liability insurance and employers liability insurance will be obtained within the group policy of the Alon Blue Square group. The insurance costs and expenses are allocated between the parties in accordance with different ratios determined by the parties depending on the insurance involved. Pursuant to an amendment to the Israeli Companies Law, on December 13, 2011, the audit committee of the Company determined that this agreement is not an extraordinary agreement, is on market terms and in the ordinary course of business, and does not have a material influence on the Company’s profitability, assets, or obligations, and therefore reapproved this agreement for additional three years. The audit committee also resolved to receive an annual update regarding BSRE's insurance allocations. On December 15, 2014, BSRE's board of directors, following audit committee approval, resolved to extend the insurance expenses allocation agreement for an additional three years, as a non-extraordinary agreement and to receive an annual update regarding BSRE's insurance allocations. BSRE intends to convene a general meeting of its shareholders, following approval by its compensation committee, audit committee, and board of directors for approval of the entry into D&O Liability Insurance, including within the framework of the Company's group insurance policy.

Deposit of Cash Balances Agreement

Pursuant to an agreement effective February 28, 2014, extending an agreement entered in August 2006, BSRE may, with the Company’s consent from time to time, deposit funds with the Company and receive in return funds on ON CALL terms (on an on-demand basis). The amount of funds lent from each party to the other party may not exceed NIS 150 million at any time, and if the Series C Debenture is lowered by more than 3 credit rating levels, the amount lent from each party to the other may not exceed NIS 50 million. In case BSRE shall deposit funds with the Company as an ON CALL deposit, the Company shall grant collateral to BSRE which shall be comprised of BSRE shares in a market value which is to be examined each quarter in order that the Company retains a 2:1 ratio between the market value of the collateral and the amounts deposited by BSRE with the Company. The interest paid by each party for funds received according to this arrangement will be at a rate equivalent to the rate that the Company is charged by banks in such month for ON CALL credit (short-term loans) on a monthly weighted average basis. The deposits will be deposited for periods of not exceeding one year and will be renewed from time to time. The agreement may be terminated by either party upon seven days’ prior notice.

In addition, the Company and BSRE entered into an agreement with respect to transfer of employees from the Company to BSRE.

Following the reduction of the rating of the Company series C debentures, on April 1, May 20, July 7, July 29 and October 27, 2015 and pursuant to the deposit of cash balances agreement, an additional 0.5% interest on the remaining deposit amount is added, per reduction of the debentures’ rating on the above mentioned dates (an aggregate interest extension of 4.5% on the interest rate mentioned in the agreement).

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

In consideration for the Services, since 2011, the quarterly management fees paid by Dor Alon to Alon equaled to the aggregate of 3% of Dor Alon’s EBITDA profits according to Dor Alon’s quarterly consolidated financial statements, but not more than NIS 1,250 thousand on a quarterly basis, linked to the consumer price index dated December 2004. Beginning as of January 1, 2014, the quarterly management fees to be paid by Dor Alon to Alon shall equal the aggregate of 3% of Dor Alon’s EBITDA profits according to Dor Alon’s quarterly consolidated financial statements, but not more than NIS 1,375 thousand on a quarterly basis, linked to the consumer price index published on January 2014. In 2014 and 2015, Alon received approximately NIS 5.4 million and NIS 5.49 million, respectively for the Services.

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

As of March 31, 2016 the full amount of the deposit was paid and the parties did not renew the agreement.

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

The long term lease on the Property is until August 31, 2099, and the Purchasers, including BSRE, intend to plan, build and market on such Property an apartment building complex and a shopping mall. 97,460 square meters, of which approximately 65,840 square meters are designated for residential use, approximately 3,700 square meters are designated for residential leases, and approximately 27,920 square meters are designated for commercial use, part of which would be located on the ground floor of the residential buildings.

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

The Purchasers plan to build (i) 11 buildings, each building consisting of 14 floors, (ii) 722 residential units for sale and 54 units which will be leased in accordance with certain criteria determined by the Municipality of Tel Aviv and the Purchasers, and (iii) 32,000 square meters leased space for commercial use. As of January 7, 2014, the building permits for all 722 of the residential units have been granted as well as permits to for the commercial space. The Sellers are to bear the expense of building buildings for public use, such as a sport center, school and other neighborhood public facilities, and are to pay the Purchasers a fee (linked to the Building Index) calculated as cost plus 10% plus VAT, based on certain milestones detailed in the agreement, up to a maximum of approximately NIS 84 to 102 million. Any expenses that exceed this limit are to be borne by the Purchasers. The Purchasers also committed to build an additional 40 parking spaces and to develop, at their own expense, an open public space within the area of the Wholesale Market Project on an area of nine dunam, which would remain under the exclusive ownership of the municipality of Tel Aviv.

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

As of March 31, 2016, 717 sale agreements had been signed and advance payments in the aggregate amount of NIS 1,328 (including vat) had been received from the purchasers. For more information on the loan, see “Item 4. Information on the Company – A. History and Development of Alon Blue Square – Other recent Developments – In Our BSRE segment.”

Purchase of Property in Point Wells, Washington from Indirect Subsidiary of Alon

On June 1, 2010, BSRE completed the acquisition of an approximately 240-dunam parcel (approximately 59 acres) of property in Point Wells, near Seattle, Washington, which serves primarily as a plant for storage and distribution of fuel and oils. For more information on the purchase and development agreements, see “Item 4. Information on the Company – B. Business Overview – BSRE.”

Arrangements with Tnuva

To our knowledge, Mega Retail purchases most of its dairy, fresh produce and poultry products from the Tnuva corporation, which holds a leading position in the domestic dairy and poultry markets. To our knowledge, some of the collective acquisition entities of kibbutzim in Israel that hold shares of Alon, our controlling shareholder, hold 23% of the shares of Tnuva. In 2014, Tnuva’s products accounted for approximately 12.9% of all the products sold at Mega Retail's supermarkets. These arrangements are in the ordinary course of our business, and the terms and conditions of these arrangements are at “arm’s-length”.

Agreements between Alon Blue Square's Subsidiaries

Kibbutz Eyal

BSRE and Eyal Microgal Ltd. (“Eyal Microgal”) signed an agreement for the development of a 57 dunam property for storage and logistics usage. Pursuant to the agreement, BSRE and Eyal Microgal jointly hold in equal parts a new company, Eyal Baribua Ltd. (“Eyal Baribua”), to which Kibbutz Eyal transferred the property. In addition, pursuant to this agreement BSRE transferred to Eyal Baribua an amount based on the purchasing costs, development costs and an additional cost. In the event that the costs exceed $100,000 per dunam, BSRE will have the right to terminate the Agreement. On July 11, 2011, following the approval of BSRE’s audit committee and board of directors, BSRE’s shareholders approved entering into a lease agreement with Mega Retail, pursuant to which BSRE will construct the logistics center in Kibbutz Eyal to be leased by Mega Retail. The construction of the logistics center was completed in June 2014, with Mega Retail commencing operations in July 2014. For more information, see “Item 4. Information on the Company – B. Business Overview – BSRE – Warehouses and Logistics Areas.”

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

Arrangements between Mega Retail and Eden Teva (each formerly a Company subsidiary)

Mega Retail has arrangements with Eden Teva, according to which Eden Teva sells its products in certain Mega Retail stores (store in store format), and Mega Retail receives a certain percentage of the sales of Eden Teva products.

Ordinary Course Transactions

From time to time, Alon Blue Square, or its subsidiaries, enter into agreements and engage in transactions in the ordinary course of business with its subsidiaries and affiliates, such as for the purchases of merchandise, gasoline purchase agreements, including in connection with the operation of our gasoline station(s) and gas supply agreements with the Alon Group, joint sales and marketing promotions and legal consulting. Some subsidiaries enter into agreements and engage in transactions with other subsidiaries and affiliates of Alon Blue Square. On March 17, 2016 we received a letter from a shareholder of our company claiming that payments on account of legal services rendered by S. Biran & Co., a law firm in which our indirect controlling shareholder is a partner, did not receive requisite corporate approvals.

The terms and conditions of all of these agreements and transactions are at “arm’s-length.” We intend to enter into similar agreements and to engage in similar transactions in the future. In addition to ordinary course agreements and transactions, Alon Blue Square and certain of its affiliates have entered into other agreements and transactions.

Arrangements with David Wiessman, our former Chief Executive Officer

See “Item 6. Directors, Senior Management and Employees – B. Compensation.”

Employment Agreement with Moran Wiessman

During 2015 Ms. Moran Wiessman, the daughter of David Wiessman ceased her employment with Mega Retail. Until her departure from Mega Retail, Ms. Wiessman received a monthly salary of NIS 21,000, a cell phone at the expense of Mega Retail, and Mega Retail assigned a car to Ms. Wiessman as was customary in Mega Retail for employees at the same level.

Arrangement between Dor Alon and Alon

Natural gas purchase agreement between the partners of Tamar Partnership and a subsidiary of Dor Alon

On December 9, 2012, Dor Alon Energy Centers, a limited partnership under the control of a subsidiary of Dor Alon (55%) and a third party (45%) (the “Partnership”) signed a natural gas purchase agreement with the partners of Tamar Partnership, for the operation of existing facilities and a power plant, if established, aimed to provide Sugat’s energy requirements. Alon is the indirect holder of 4% of shares in Tamar Partnership. Pursuant to the agreement, Tamar Partnership is to supply the Partnership with natural gas in the amount of up to 1.68 BCM in accordance with the terms of the Supply Agreement. For more information, see “Item 4. Information on the Company – B. Business Overview – Dor Alon Segment – Marketing – Establishment of a Power Plant.”

On November 19, 2013, Dor Alon entered into an agreement, through a subsidiary, for purchasing natural gas from the partners in Tamar partnership in the amount of U.S. $85 million (0.36 BCM) over seven years while committing to a minimum annual quantity. The agreement is subject to the approval of the anti-trust authority see “Item 4. Information on the Company – B. Business overview – Dor Alon segment”.

C.	Interests of Experts and Counsel.

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information.

The financial statements required by this item are found at the end of this Annual Report, beginning on page F-1.

Board Resolution on Dividend Distributions

Alon Blue Square’s board of directors has resolved that Alon Blue Square would not distribute dividends in any quarter if the ratio of our net financial obligations to EBITDA for any quarter exceeds 6.0. Alon Blue Square’s board of directors also resolved that Alon Blue Square would not distribute dividends in any quarter if the ratio of the unencumbered fixed assets (net of depreciation) and investment property as set forth in our consolidated financial statements to financial obligations for any quarter is below 120%.

The ratio of net financial obligations to EBITDA is to be calculated by deducting from the net financial obligations Alon Blue Square’s debt which is related by the company to real estate that is not in use by Alon Blue Square (which is equal to 75% of the investment property as recorded on the balance sheet). As of December 31, 2015, we did not have any earnings to distribute as a dividend.

Legal Proceedings Legal Proceedings Initiated by the Trustees of Mega Retail Against Us

Following their appointment by the District Court in Lod, Israel in January 2016, the trustees of Mega Retail filed several motions to the District Court claiming that Mega Retail and some of Mega Retail's creditors are our direct creditors. As per Mega Retail's trustees, this indebtedness is due among other things to our contractual obligations towards Mega Retail and Mega Retail's creditors, and from liabilities incurred as part of the plan of recovery in July 2015, as well as from other causes of action. According to Mega Retail's trustees, we are required to meet the following obligations:

1.	Completion of our liabilities to inject NIS 320 million. The trustees initially claimed that we had not yet transferred an amount of NIS 63-70 million, and on March 7, 2016, that amount was increased to NIS 117 million.

2.	Completion of a rights offering of no less than NIS 150 million and the allocation of options to Mega Retail's large suppliers. See ”Item 4. Information on the Company –A. History and Development of Alon Blue Square – Mega Retail’s Plan of Recovery“.

3.	Repayment of the guaranteed and shared debt to financial creditors of approximately NIS 300 million.

4.	Repayment of our guarantee towards the Company employees transferred to Mega Retail in an amount estimated by the trustees at NIS 40 million.

5.	Repayment of our guarantees to suppliers, insurance companies, suppliers' credit and property owners amounting to NIS 150 million.

6.	Contingent liability in connection with the return of NIS 117 million resulting from a dividend distributed by Mega Retail in 2013, as argued in the application for approval of a derivative claim. See “Item 3. Key Information – D. Risk Factors – Risks Related to our Business as a Whole – If all or certain parts of the claims submitted to the courts by the trustees of Mega Retail are accepted, we may be unable to pay our outstanding debts, which would have a material adverse effect on our liquidity and operations and our ability to continue as a going concern.”

In their request, Mega Retail's trustees claimed that the indebtedness owed to Mega Retail should rank equally to that owed to our financial creditors. Therefore, we would not be permitted to carry out a debt arrangement with our financial creditors without including a suitable arrangement agreed upon with the trustees. The trustees also demanded that we not make any payments nor place liens in favor of our financial creditors, since these actions would be deemed a preference of the financial creditors.

On February 24, 2016 (Motion 38), the trustees filed with the court a report and a motion for remedies in connection with our liabilities towards Mega Retail. Among other things the trustees claim that we have the following obligations:

1.	We owe NIS 118 million to complete our liability under the plan of recovery from July 2015 to inject NIS 320 million to Mega Retail, issuance of an option to large suppliers of Mega Retail for a debt of NIS 193 million to convert their debt into the Company's shares. The trustees also argue that we have no right to return to Mega Retail for the Company's liabilities for the repayment of Mega Retail's debts to banks (the guaranteed and the shared debt of approximately NIS 300 million).

2.	Other liabilities of NIS 186 million mainly for transferring employees, guarantees to suppliers, and to insurers of suppliers' credit, and property owners. The trustees claim that we extended to Mega Retail these guarantees as a substitute for the equity required for Mega Retail and as part of the policy of its conduct in thin financing.

3.	Contingent indebtedness in connection with a dividend of NIS 100 million that was distributed in 2013 from Mega Retail to us in respect of which a derivative claim of NIS 117 million was filed.

4.	We transferred to Mega Retail our holdings in Eden Teva where during the period it was held by Mega Retail (2010 and onwards) it lost NIS 100 million and a minority shareholder filed an application against Mega Retail and us (and this while ignoring the fact that the original claim was filed for NIS 77 million and was subsequently lowered to NIS 40 million for purposes of court fees).

The trustees of Mega Retail also argue that:

1.	Following the split of our real estate activity in 2009 from Mega Retail to BSRE, the trustees of Mega Retail claim that allegedly, under the split (i) a dividend of tens of millions of NIS was distributed to us (ii) the lease agreements between Mega Retail and BSRE are higher than market prices, and (iii) BSRE forced Mega Retail to continue leasing losing branches and did not allow Mega Retail to terminate such agreements. The trustees of Mega Retail also raised a concern regarding Mega Retail's consent to receive a discount of 9% on the rental fees owed to BSRE for a period of two years in exchange for a waiver of any claim or demand against BSRE with respect to the lease agreement and split agreements.

2.	Mega Retail was operated with thin financing and therefore, the trustees of Mega Retail believe that in these circumstances they have a cause of action to charge us for all of Mega Retail's debts and/or the rejection of the debts.

3.	Mega Retail conducted itself through a deteriorated system of corporate governance resulting from poorly made board decisions which were in contrast to Mega Retail's best interest.

Under Motion 38, two operative legal remedies are sought by the trustees of Mega Retail:

1.	The appointment of an appraiser to assess the split agreements of the real estate assets from Mega Retail to BSRE and the rental fees and terms to which Mega Retail is committed.

2.	Authorizing the trustees of Mega Retail to investigate their claims and the reasons for the collapse of Mega Retail including by way of summoning officers and controlling shareholders of Mega Retail, BSRE, us and Alon (the Company's parent company) for investigation and instructing them to produce any document required by the trustees of Mega Retail for the purpose of examinations and investigations.

On March 2, 2016, the court approved the motions of the trustees of Mega Retail. On March 6, 2016, BSRE filed a motion with respect to the court's decision, and on April 5, 2016, the court denied the motion.

On March 7, 2016, Mega Retail's trustees filed a motion with the court for leave of instructions regarding our liability to inject funds to Mega Retail by virtue of the plan of recovery from July 2015 and pay on account of the injection of NIS 320 million, the amount of NIS 117 million. As per the trustees' arguments, the injections of NIS 320 million took effect from the arrangement approval date (from July 15, 2015) and not from June 1, 2015 (as claimed by us and as stated in the agreement), and accordingly, the amount balance that was not yet injected by us amounts to NIS 117 million (Motion 46).

 On February 21, 2016, several employees of Mega Retail filed a motion to court (Motion 32) to allow them participate in the negotiations to be held between us and Mega Retail's trustees in connection with a guarantee granted to the employees transferred from us to Mega Retail and in connection with the central compensation fund for severance. They claim that the guarantee applies also to the early termination notice component and the employment period in Mega Retail and not only to their employment period in with us. Responses to the motion were filed by us, Mega Retail's trustees and the Official Receiver. On March 27, 2016 the court dismissed the application.

On February 3, 2016, several employees of Mega Retail filed a motion with the court (Motion 22) in which they requested we transfer the balance of our central compensation fund for severance to the trustees. In response to the motion, the trustees have extended the application and demanded that we transfer to them NIS 26 million in respect of the amounts, allegedly guaranteed by us for the employees transferred from us to Mega Retail in 2011. Responses to the motion were filed and the motion is still pending.

On March 11, 2016, we filed a motion (Motion 96) that we are no longer obligated to grant options to Mega Retail's large suppliers because Mega Retail entered into a stay of proceedings. The trustees as well as some suppliers (including the manufacturers association) responded that we should issue the option to suppliers.

Our responses to the claims of Mega Retail are as follows:

The Company objects to the arguments of Mega Retail's trustees and in the context of the legal proceedings, it argues among others, that it fully complied with its obligations to Mega Retail, and the Company also claims that with Mega Retail's entry into stay of proceedings, even determined that it did not complete all its liabilities under the plan of recovery, their liabilities expire according to the plan of recovery. The Company claims, among others, all of the following:

1.	Regarding our liability to inject up to NIS 320 million, our position is that we have no liability whatsoever, among others, because we injected all amounts required by Mega Retail, and the total amounts we injected or guaranteed in accordance with the plan of recovery, after deduction of amounts which will be paid by us on account of guarantees before and after the plan of recovery are in excess of NIS 320 million. The Company claims that if determined that it did not inject all amounts, the sums that were not injected are amounts for liabilities so as to extend a framework for the working capital for Mega Retail's needs, if required, which was purported to assist dealing with "peaks" (short term loan purported to reconcile the timing differences between the payment date of Mega Retail for goods purchased from suppliers and the date of receiving the consideration when goods are sold to customers which is not designated to finance losses), and these were not required by Mega Retail. We further claim that once Mega Retail entered into a stay of proceedings, the liabilities that were not yet performed by us, if any, are canceled by virtue of the entire plan of recovery being void following Mega Retail's entry into a stay of proceedings.

2.	Regarding the grant of options to Mega Retail's large suppliers, we argued, among other things, that considering the stay of proceedings of Mega Retail, our obligation to issue the option has no effect, among others, on the grounds that the obligation was incurred in consideration of the large suppliers' commitment to defer their debt. Such commitment by the large suppliers was not met due to the stay of proceedings. It was also argued that the suppliers have improved their position following the injection of funds made by us.

On April 13, the court ruled that this request of the trustees with respect to the options will be addressed together with the issue of our liability to inject up to NIS 320 million (Petition 46).

3.	As to motions of the employees claiming the central compensation fund for severance should be transferred to the trustees of Mega Retail, our claim is that neither the trustees of Mega Retail nor the employees have any right to the central compensation fund for severance which belongs to us since the amounts in the central compensation fund for severance that were used by Mega Retail from June 1, 2015 are debts of Mega Retail towards us, and therefore should be recorded on account of the liability to inject funds to Mega Retail. As for the claims of the employees and trustees regarding the scope of our guaranteed, our position is that the amounts we guaranteed are significantly lower than the claimed amounts. In addition, the Company also objected to the motion of the employees to join to the negotiation process. The court accepted our objection (Motion 32).

4.	As to the guaranteed debt to financial creditors, our position is that we have the right to make claims against Mega Retail for any amount to be paid by us to the financial creditors.

The above does not exhaust our claims and those that are argued as part of the relevant legal proceedings, where our claims and other arguments will be deliberated as well as our claims and the allegations of the trustees of Mega Retail and its creditors. Considering the unique circumstances of the cases and the stage of the proceedings and the fact that the claims will be decided in legal proceedings, there is no certainty that our position on these matters will be accepted and at this stage it is impossible to estimate the probability that our allegations will be accepted.

On April 10, 2016, the trustees submitted their answer with respect to the issue of our liability to inject up to NIS 320 million (Motion 46). According to the trustees, our obligation to inject this amount was not subject to any condition, the amounts paid before the plan of recovery should not be taken into account, and that guarantees should also not be taken into account in calculating the amounts we were required to inject. The trustees also claimed that the central compensation fund for severance should not be taken into account in calculating the amounts we were required to inject.

On February 29, 2016, BSRE notified Mega Retail that according to the addendum of the lease agreements between the parties, in the circumstances under which a trustee was appointed for Mega Retail and the decision was not cancelled with, in 30 days from the date it was granted, then Mega Retail is in breach of the lease agreements including the addendum and therefore the discount set forth in the addendum is null and void. The trustees claim that the nullification is invalid

On March 23, 2015, the trustees filed a motion with the court in which the court was requested to register caveats in their names in the various land registry offices on property transferred by Mega Retail to BSRE in 2009. BSRE responded to Motion 37 and claimed that the trustees' motion should be dismissed regarding the assets that were transferred to BSRE under the asset transfer agreement from Mega Retail where the process of registering them in the Company's name was not yet completed. The court did not accept the position of BSRE and on March 20, 2016, it rendered a decision that the trustees will register caveats in their names in the various land registry offices. BSRE filed a motion for stay of execution and a motion for leave of appeal with the Supreme Court.

On March 8, 2016, BSRE filed a motion with the court in which the court was requested to appoint a receiver for the purpose of exercising the rights of BSRE in accordance with a bond issued by Mega Retail for BSRE on September 13, 2009, in relation to assets acquired by BSRE from Mega Retail pursuant to an agreement dated March 31, 2009, and as of the report date, the registration in BSRE's name in Israel Lands Authority and/or the Land registry Office had not yet been completed. On March 13, 2016 the court ruled that the motion is not in accordance with the stay of proceedings order granted to Mega Retail and therefore decided to strike such motion. On March 15, 2016, BSRE filed with the stay of proceedings court a motion to allow it exercise the pledged rights according to the bond.

On March 9, 2016, BSRE filed a motion for leave of instructions to be paid NIS 1.8 million representing the balance of the rental fees due to BSRE for leasing the assets for the period from February 17, 2016 through March 16, 2016. The Official Receiver has suggested to combine this petition with the Petition 64 (described below) relating to rental fees for the rest of March 2016.

On March 22, 2016, BSRE filed a motion for leave of instructions to be paid NIS 8.3 million representing the rental fees due to BSRE for leasing the assets for the period from March 17, 2016 through April 16, 2016 (Petition 64). The trustees of Mega Retail have responded that all required payments have been made. On April 13, 2014, the court ruled that the Mega Retail trustees should not offset amounts from before the stay of proceedings against amounts due afterwards and should only offset against amounts from after the stay of proceedings. On April 19, 2016, the trustees notified the court that they had done the necessary calculation and the amounts due for March will be paid to BSRE. They also responded that the rental fees for February had been paid in full and therefore Petition 54 should be dismissed. On April 20, 2016 the court accepted the response of the trustees, and on April 21, 2016, BSRE applied to the court for a clarification.

On March 4, 2016, the trustees of Mega Retail applied to the court to release them from a “burdensome” lease for a supermarket branch, of which a third party is lessor. In the past, we granted to the third party a guarantee of Mega Retail’s performance until the end of the lease term in 2023, which is alleged by the third party to be NIS 30 million. In light of the early stages of these proceedings, we are not in a position to evaluate the success of Mega Retail’s motion or the scope of our actual obligations under the guarantee to the third party.

On March 31, 2016, April 6, 2016, and April 11, 2016, the trustees of Mega Retail applied to the court to release them from three other “burdensome” leases, consisting of two supermarket branches and a portion of the main offices of Mega Retail, of which BSRE is lessor. To date, BSRE has submitted its opposition to release from two of the leases.

On April 7, 2016, the trustees of Mega Retail filed a report (Report No. 5) and a motion for leave of instructions to the court (Motion 75) with respect to the conduct of Mr. Moti Ben Moshe and our controlling shareholder. In which they repeated a number of their claims. The first relief sought is that that we and Mr. Ben Moshe can keep full ownership of Mega Retail only if the full amounts are paid to the Mega Retail creditors. The trustees also requested that negotiations with respect to our obligations to Mega Retail will be conducted on our behalf only members of our Audit Committee who are our directors, including external directors, who have no affiliation with our controlling shareholder in the pyramid structure and who don’t serve as directors or officers in other companies in the pyramid structure.

On April 12, 2016, the trustees submitted another court motion with respect to Report No. 5 requested an alternative relief primarily with respect to Mr. Ben Moshe and how he is to submit an offer to acquire Mega Retail. The motion includes a request that if Mr. Ben Moshe doesn’t submit the offer according to the instructions of the trustees, he would be prohibited to submit an offer also through us. On April 17, 2016, Mr. Ben Moshe submitted his response. We also submitted a response that day, in which we argued that the trustees’ request is based solely the trustees' reports, among others, on Report No. 3 (Motion 38), to which we were not granted an opportunity to respond. In addition, we argued that the factual statements in the motion do not support the requested relief. With respect to the trustees' request that the negotiations will be conducted by members of the Audit Committee, we argued that it is a gross interference in the conduct of our business. We also argued that the trustees did not provide any good reason for their first relief in which they asked that we and Mr. Ben Moshe be only able to keep full ownership of Mega Retail if the full amounts are paid to the Mega Retail creditors – especially because any agreement regarding Mega Retail will have to be approved in the creditors meeting and by the court.

On April 20, 2016, a hearing was held in the District Court in Lod, Israel, regarding motion 75, which details the trustees' fifth report. The court's decision was to grant an extension of 15 days for the Company to file a motion to convene creditors meetings to vote on for a proposed debt arrangement in accordance with section 350 of Israel Companies Law, 1999. The purpose of the extension is to allow the trustees of Mega Retail to utilize their negotiation with Mr. Ben Moshe, for reaching an arrangement regarding both the Company and Mega Retail as a whole. According to the court's decision, at the end of the period, the trustees are to submit a notice to the court detailing the outcome of the negotiations, if possible with the agreements of all sides. In addition, at the end of the stated period, Mr. Ben Moshe should submit a proposal for a reorganization of Mega, supported with a bank guarantee of NIS 40 million. If Ben Moshe and the trustees do not reach an agreement by the end of the period, or if Mr. Ben Moshe does not make such an offer, he will not be allowed to propose any alternative offers for purchasing Mega. The same applies with regard to any other proposal for the acquistion of Mega Retail made by that date by third parties. Therefore, the court has suggested that we and Mr. Ben Moshe delay the filing of the above mentioned motion till after the extension period, and recommended to the creditors of Alon Blue Square not to file any proceedings against the Company till the end of the extension period.

Governmental Proceedings

We are subject to legal proceedings in connection with tax assessments

In January 2012 the Company received a demand from the National Insurance for additional payments, related to certain benefits granted to employees in the Company’s branches in the amount of NIS 30 million for the years 2001-2004. The Company's appeal was rejected by the National Insurance. In August 2013 the Company filed an appeal to the Labor Court.

In December 2013, the Company received a demand from the National Insurance for additional payments with respect to years 2005 – 2006 in the sum of approximately NIS 3 million, and in January 2014 the company filed an appeal with regard to this demand. In February 2015 during deliberations in the Labor court and notwithstanding the statute of limitation arguments, the parties have agreed that the correct amount for the years 2001-2004 is approximately NIS 12 million (including CPI linkage differentials and fines).

In the opinion of the Company, based on the opinion of its legal advisers, the Company made the proper provisions for this claim in its consolidated financial statements.

Dor Alon received claims for additional retroactive municipality taxes for four of its filling stations by the Hof Hasharon district Council (“the Council”). For one of the stations, the claim was significantly reduced as a result of an agreement reached between Dor Alon and the Council. The other claims amount to approximately NIS 7 million. Dor Alon appealed the Council's Municipal Tax claims. In the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%.

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

Legal Proceedings Initiated by Mega Retail's Employees

On February 17, 2016, several employees of Mega Retail filed a motion with the District Court of Lod, Israel requesting that they participate in the negotiations to be held between us and Mega Retail's trustees in connection with a guarantee granted to the employees transferred from us to Mega Retail and in connection with their central compensation fund for severance. They claim that the guarantee made by us would also apply to the early termination notice component which would apply not only to their employment period in Mega Retail in addition to their employment period with us. Responses to the motion were filed by us, Mega Retail's trustees and the Official Receiver. On March 27, 2016 the court dismissed the application.

In addition, on February 3, 2016, several employees of Mega Retail filed a motion with the District Court in Lod, Israel requesting that we transfer the balance of our central compensation fund for severance to the trustees of Mega Retail. In response to the application, the trustees of Mega Retail demanded that we transfer to them NIS 26 million in respect of the amounts claimed, which are allegedly guaranteed by us for the employees transferred from us to Mega Retail in 2011. Responses to the motion were filed and the motion is still pending.

Legal Proceedings Relating to Gift Cards Issued by Us

In February 2016, a motion for approval of a claim as class action was filed with the Central District Court against us. The subject of the motion for the approval according to the petitioner, stems from insolvency proceedings of Mega Retail, starting from the end of June 2015, where severe damage was inflicted upon the customers holding gift cards issued by us, to use their rights and perform through such coupons purchases of goods in general, but particularly purchases of food products in Mega Retail branches, as we have undertaken towards the group members. The group was defined in the approval motion: "any person or corporation holding purchase coupon from June 29, 2015 issued by the respondent". Accordingly, it is sought to determine that we have violated materially our commitment by virtue of the purchase coupons towards the group members due to severe harm to the exercise ability of the coupons which resulted in severe harm to the coupon's value. In addition, the court was requested to order us to compensate the petitioner and any plaintiff included in the group for damages caused as a result of the claimed material violation. A monetary amount was not stated in the lawsuit since at this stage the petitioner does not have accurate data concerning the aggregate claimed damage of the group. Nevertheless, it is indicated in Mega Retail's arrangement motion, where Mega Retail stated that as of June 29, 2015, the scope of unutilized gift cards was NIS 200 million and therefore, as per the petitioner, the damage caused to the group members can be estimated as considerable. At this stage, the results of the proceeding cannot be estimated. A pre-trial hearing is scheduled for July 14, 2016.

In January 2014, a claim, and a request to recognize the claim as a class action, was filed against the Company and Mega, in the sum of approx. NIS 70 million. The claim is with respect to purchase vouchers, which are exercised in “Mega” supermarkets for 90% of their value, and which cannot be exercised in “You” supermarkets. In the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%. Accordingly, the Company did not make any provision for this claim in its financial statements. A settlement agreement is scheduled for June 16, 2016.

Legal Proceedings Related to Eden Teva Briut Market

On July 14, 2015 a lawsuit was filed against us, Eden Teva's directors and officer serving in such capacity at our request, and Mega Retail with the District Court of Tel - Aviv, with respect to Mega Retail's 51% subsidiary Eden Teva Briut Market Ltd., by the minority (49%) shareholders of Eden Teva. The plaintiffs are claiming that we and Mega Retail took actions that oppressed the plaintiffs as minority shareholders in Eden Teva in connection with Mega Retail and Eden Teva's filing for court approval for a stay of proceedings against Eden Teva. Plaintiffs are alleging that we breached the agreement we executed with them when we had invested in Eden Teva (an investment later transferred to Mega Retail) in order to coerce the plaintiffs to sell their holdings in Eden Teva for below their market value. The plaintiffs are requesting that the court instruct us to acquire the plaintiffs' holdings in Eden Teva for their market value (as claimed by the plaintiffs) or at their value at the time of our original investment in Eden Teva. In the claim, the plaintiffs sought, among others, an injunction under which the defendants will be required to purchase the shares of the plaintiffs in Eden Teva for NIS 40 million.

Derivative Claim Filed by a Dairy Product Supplier of Mega Retail

In July 2015, a lawsuit was filed with the Tel Aviv District Court against the Company, Mega Retail, and whoever served as members of the board of directors of Mega Retail, by one of Mega Retail's suppliers of dairy products (the petitioner). As a part of the petition that was filed, an approval as a derivative claim is requested, alleging that in 2013 Mega Retail conducted a prohibited distribution of dividends in the amount of approximately NIS 100 million. The plaintiff requests the court to order the Company and directors to return to Mega Retail all payments and/or dividends and/or benefits and/or rights received by them in connection with the said distribution. In addition, the plaintiff requests the court to order the Company and Mega Retail to provide documents and information about Mega Retail, including its financial statements for the years 2011 - 2014. On January 3, 2016, the Company with the directors filed a motion to strike the approval petition with the key allegation that the petitioner cannot be called a "creditor" for the purpose of filing a derivative claim as prescribed in the Companies Law – 1999. Following the stay of proceedings against Mega Retail and various motions filed by the Company and Mega Retail's trustees, the proceeding was stayed as of March 31, 2016. The Company denies all allegations contrary, but at this early stage of the proceedings, it is unable to assess the prospects of the lawsuit.

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

Legal Proceedings related to our Dor Alon Sites

On December 3, 2003 a claim was filed in the amount of NIS 450 against the gas companies (including a subsidiary of Dor Alon) alleging that the defendants were parties to a cartel, which they entered into beginning in 1994 (and even prior thereto) and up to 2003, in the course of which the Restrictive Practices Authority gave notice of a recommendation to file charges against the gas companies and their managers in connection with the existence of a cartel, as stated. The plaintiff contends that by means of the alleged cartel the gas companies collected unfair and unreasonable prices. A request for certification of the claim as a class action pursuant to the Restrictive Practices Law, the Consumer Protection Law and Rule 29 of the Rules of Civic Procedure (1984), was filed together with the claim. The amount of the class action was set by the requesting party at an amount of at least NIS 1 billion, along with punitive damages. The subsidiary of Dor Alon has submitted its response to the request for certification of the claim as a class action. The parties twice reached a settlement agreement that was submitted to Court's approval. However, the Court rejected the two settlement agreements and therefore the legal procedures continue. Accordingly, the Company did not make any provision for this claim in its consolidated financial statements. On January 3, 2016 the court approved a settlement agreement between the parties.

In October 2009, Dor Alon received a statement of claim and an application for approval of the claim as a class action; the claim was lodged against Dor Alon and other fuel companies. The claimant claims payment of damages of NIS 124 million (Dor Alon's share in the said claim amount as per the statement of claim is NIS 21.9 million). According to the claimant, the defendants overcharged him for fuel when filling up his car. According to the claimant, after passing his credit card but before starting to fill up, the payment meter started operating without the provision of fuel. The overcharge has allegedly amounted at times to several Agorot and at times to several NIS. The parties have reached a compromise that was rejected by court and the court asked the parties to file their pleadings before the compromise agreement is filed. In the event the parties will not reach a compromise agreement, the Company believes, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%. Accordingly, the Company did not make any provision for this claim in its consolidated financial statements.

On August 22, 2011, Dor Alon received a letter of claim and a motion for approval of action as class action against Dor Alon and the three other gasoline companies for a total of NIS 1 billion (of which Dor Alon's share is NIS 167 million). The claimants argue that the gasoline companies inflated the “marketing expense item” which is incorporated into the calculation of the maximum price of gasoline 95 octane by adding expenses unrelated to the sale of gasoline, thus misleading the regulator and enabling themselves to sell gasoline 95 octane at a higher price than the price that should be charged. The claimants assert that this is violation of legislated provisions in the Supervision Order on Goods and Services (Maximum Prices in Gasoline Stations) – 2002; the Consumer Protection Law – 1981; and the Damage Ordinance (new version) – 1968. In the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim will be rejected exceed 50%. Accordingly, the Company did not make any provision for this claim in its consolidated financial statements. On April 13, 2016 the court issued a decision whereby the claim was revoked by the plaintiff without damages.

On September 6, 2012, a letter of claim and motion for approval as a class action was filed against Dor Alon and other defendants, for an aggregate amount of NIS 43.2 million. The plaintiff claims that as a customer of the Dor Alon “Spidomat” arrangement for car fueling at reduced prices, she discovered that her reduction was less than the regular discount given to all other customers at the station. As result, the Plaintiff claims she suffered financial damages from being a member of the “Spidomat” arrangement. In October 2014, the court approved the claim as a class action, and Dor Alon made a proper provision for this claim in its consolidated financial statements. The parties entered into mediation which did not succeed in settling the claim and proceedings reverted to court. Prior to then, on November 8, 2015, the plaintiff filed an injunction requesting that Dor Alon be prevented from accepting payments using the "Spidomat" mechanism which are in excess to payments made by regular customers. The court opined that the requested injunction is excessive in nature. A final decision has not been rendered by the court. In April 2016, one of the co-defendants in the claim notified the court that it would update its customer price list for diesel fuel. Dor Alon was granted until May 29, 2016 to provide the court with its position regarding the notification by the co-defendant. Dor Alon has requested an extension to provide their answer in this regard. Additionally, another co-defendant in the claim filed a request to enter into a settlement agreement (and similar claims against such co-defendant). Dor Alon is evaluating the terms of the proposed settlement agreement and its effects on Dor Alon.

On August 18, 2014 a letter of claim and motion for approval as a class action was filed against a subsidiary of Dor Alon, for an aggregate amount of NIS 9 million. The plaintiff claims that as a customer of the Dor Alon “Spidomat” arrangement for car fueling at reduced prices, he discovered that his reduction for LPG was less than the regular discount given to all other customers at the station. As result, the plaintiff claims he suffered financial damages from being a member of the “Spidomat” arrangement. The parties are negotiation a settlement whereby the claim will be revoked in consideration of an immaterial monetary amount. In the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim and injunction will be rejected exceed 50%.

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

In November 2013 two letters of claim and motions for approval as a class action were filed against a subsidiary of Dor Alon, one in the sum of NIS 7 million, and the other in the amount of NIS 306 million. It is alleged in both claims that the subsidiary, Alon Intrade Coffee Shops Ltd., replaced labels of the production dates of sandwiches, in a way that appeared as if the sandwich had been produced no later than in the last 24 hours from the time it was bought. In the opinion of the Company, based on the opinion of its legal advisers, the chances that the claims will be rejected exceed 50%. Accordingly, the Company did not make any provision for these claims in its consolidated financial statements. A court hearing is scheduled for June 8, 2016.

In July 2014, a letter of claim and motion for approval as a class action was filed against Dor Alon and a subsidiary of Dor Alon, in the sum of approx. NIS 256 million, with regard to the alleged failure to comply with provisions requiring verification and calibration of fuel pumps. In January 2015 the court approved the plaintiff's request to withdraw the claim.

In January 2015, a letter of claim and motion for approval as a class action in the sum of approx. NIS 97 million was filed against a subsidiary of Dor Alon. It is claimed that the subsidiary did not fulfill its commitment for a certain discount price, and that is failed to properly display prices of fuel and diesel at its filling stations. The parties entered into a settlement agreement on April 18, 2016.

In March 2015 a letter of claim and motion for approval as a class action in the sum of approx. NIS 71 million was filed against Dor Alon and a subsidiary of Dor Alon. It is claimed that Dor Alon and its subsidiary charge higher prices for diesel purchased at self service pumps than diesel purchased at full service pumps, and that they fail to comply with statutory requirements regarding the display of prices at filling stations. A pre-trail hearing is scheduled for July 7, 2016 and the parties are negotiating a settlement agreement whereby the claim will be revoked in consideration for an immaterial monetary amount. In the event a settlement is not reached, in the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim and injunction will be rejected exceed 50%. We will continue to assess this matter as the request for the class action develops.

On May 7, 2015 a letter of claim and motion for approval as a class action was filed against Dor Alon and a subsidiary of Dor Alon. The claim asserts that the plastic packing bags provided at convenience stores in filling stations leave residue and small pieces of plastic which may be a safety and environmental hazard. The plaintiff is requesting that the defendants cease providing such plastic bags. On February 23, 2016 Dor Alon filed a request to be removed as a defendant, and a decision has yet to be rendered by the court. In the event a settlement is not reached, in the opinion of the Company, based on the opinion of its legal advisers, the chances that the claim and injunction will be rejected exceed 50%.

In April 2015 a letter of claim and motion for approval as a class action in the sum of NIS 55 million was filed against Dor Alon and a subsidiary of Dor Alon. The claim is with regard to video shooting and sound recording made in convenience stores without proper notice and consent of the customers. The courts have removed this claim due to no-actions taken by the plaintiff.

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

As part of the ordinary course of business Dor Alon receives claims relating to its activities. In the opinion of management, based on the opinion of the legal advisers handling the claims and in light of the relevant circumstances, the provisions included in the consolidated financial statements are sufficient to cover the potential liabilities and none of claims, individually or in the aggregate, will have a material negative effect on the Company's activities, its financial condition or its results.

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

Except as otherwise disclosed in this Annual Report, no significant change has occurred since December 31, 2015.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details.

ADSs

The following table sets forth the annual high and low closing prices for Alon Blue Square ADSs for the five most recent full financial years as reported by the New York Stock Exchange.

Year	High	Low
2011	$10.6	$4.0
2012	$4.3	$1.8
2013	$4.7	$3.7
2014	$4.3	$2.4
2015	$4.9	$0.2

The following table sets forth the quarterly high and low closing prices for Alon Blue Square ADSs for each quarter of the two most recent full financial years and the subsequent quarterly period, as reported by the New York Stock Exchange.

Year	High	Low

2014
First quarter	$4.3	$3.7
Second quarter	$4.0	$3.2
Third quarter	$3.3	$2.9
Fourth quarter	$3.0	$2.4

2015*
First quarter	$3.1	$2.3
Second quarter	$3.0	$2.3
Third quarter	$2.3	$0.6
Fourth quarter	$4.9	$0.2

2016
First quarter	$6.7	$2.3

* Beginning on December 14, 2015, the ratio of ADS per ordinary share was increased to 10 ordinary shares per one ADS.

The following table sets forth the monthly high and low closing prices for Alon Blue Square ADSs for the last six months, as reported by the New York Stock Exchange.

2015*	High	Low

October	$0.7	$0.3
November	$0.6	$0.2
December	$4.9	$0.3

2016	High	Low

January	$6.7	$2.3
February	$4.3	$3.2
March	$3.6	$2.5

* Beginning on December 14, 2015, the ratio of ADS per ordinary share was increased to 10 ordinary shares per one ADS.

Ordinary Shares

The following table sets forth the annual high and low closing prices for Alon Blue Square’s ordinary shares for the years 2011 to 2015 as reported by the Tel Aviv Stock Exchange. Shares are traded on the Tel Aviv Stock Exchange in NIS, and the translation of the NIS to dollars has been made at the representative exchange rate of exchange on the last day of each period, as published by The Bank of Israel.

Year	High		Low
	NIS	$	NIS	$
2011	36.5	9.6	15.5	4.1
2012	16.2	4.3	7.0	1.9
2013	16.7	4.8	9.3	2.7
2014	14.9	3.8	9.3	2.4
2015	12.4	3.2	1.1	0.3

The following table sets forth the quarterly high and low closing price for Alon Blue Square’s ordinary shares for the quarters set forth below, as reported by the Tel Aviv Stock Exchange. The translation into dollars has been made at the representative rate of exchange on the last day of each period, as published by The Bank of Israel.

	High		Low

	NIS	$	NIS	$
2014
First Quarter	14.9	4.3	13.2	3.8
Second Quarter	13.8	4.0	11.2	3.3
Third Quarter	11.6	3.1	10.3	2.8
Fourth Quarter	11.2	2.9	9.3	2.4

2015
First Quarter	12.4	3.1	9.3	2.3
Second Quarter	11.8	3.1	9.0	2.4
Third Quarter	7.8	2.0	9.1	2.3
Fourth Quarter	2.7	0.7	1.1	0.3
2016
First Quarter	2.5	0.7	9.3	2.5

The following table sets forth the monthly high and low closing prices for Alon Blue Square ordinary shares for the last six months, as reported by the Tel Aviv Stock Exchange. The translation into dollars is based on the representative rate of exchange on the last day of each period, as published by The Bank of Israel.

	High		Low
	NIS	$	NIS	$

2015
October	2.7	0.7	1.2	0.3
November	1.4	0.4	1.2	0.3
December	2.0	0.5	1.1	0.3

2016
January	2.5	0.6	1.0	0.2
February	1.6	0.4	1.2	0.3
March	1.4	0.4	1.0	0.3

For additional information on our ordinary shares, see “Item 10. Additional Information – B. Memorandum and Articles of Association – Description of Securities – Ordinary Shares.”

B.	Plan of Distribution.

Not applicable.

C.	Markets.

Our ADSs, each representing ten ordinary shares and evidenced by an American depositary receipt, or ADS, have been traded on the New York Stock Exchange, Inc. under the symbol “BSI” since July 1996. The ADSs were issued pursuant to a Depositary Agreement Alon Blue Square entered into with The Bank of New York.

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

Compensation Policy

The Companies Law requires that each public company must adopt a compensation policy by approval of its compensation committee, its board of directors and shareholders (by a majority of shareholders that does not include the controlling shareholders of the company and any shareholders interested in the approval of the compensation policy) and also that the terms of service and engagement of the chief executive officer, directors or controlling shareholders (or a relative thereof) receive the approval of the compensation committee, board of directors, and shareholders, subject to limited exceptions. Similarly, the terms of service and engagement of any officer other than the CEO must receive the approval of the compensation committee and board of directors. However, shareholder approval is only required if the compensation of such officer other than the CEO is not in accordance with the company’s compensation policy. Under certain circumstances, the compensation committee and the board of directors may approve a compensation policy or terms of service even if rejected by the shareholders meeting. For further information regarding approvals required for compensation of directors and officer see “Item 6. Directors, Senior Management And Employees – C. Board Practices – Appointment of Directors and Terms of Officers.”

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

Description of Securities

Ordinary Shares

The following is a description of our ordinary shares. Our authorized share capital is 300,000,000 ordinary shares, par value NIS 1.0 per share.

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

Notices. Under the Israeli Companies Law and our Articles of Association, we are required to publish notices on our website at least 14 calendar days’ prior notice of a shareholders’ meeting. However, under regulations promulgated under the Israeli Companies Law, we are required to publish notice on our website at least 35 calendar days prior any shareholders’ meeting in which the agenda includes matters which may be voted on by voting instruments. Regulations under the Israeli Companies Law exempt companies, like Alon Blue Square, whose shares are listed for trading both on a stock exchange in and outside of Israel, from some provisions of the Israeli Companies Law. An amendment to these regulations exempts us from the requirements of the Israeli proxy regulation, under certain circumstances.

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

Election of Directors. Our ordinary shares do not have cumulative voting rights in the election of directors. As a result, the holders of ordinary shares representing more than 50% of our ordinary shares and voting power have the power to elect all of our directors, other than our external directors, whose initial election requires, in addition to the vote of a majority of shareholders, that a majority of the votes of the shareholders who are not controlling shareholders and do not have a personal interest in the appointment (excluding a personal interest which did not result from the shareholder’s relationship with the controlling shareholder) who participate in the vote, vote for their nomination (without taking into account abstentions), or that less than two percent of the disinterested shareholders vote against their nomination. Currently, Alon Retail has the power to elect all of our directors other than our two external directors. See “Item 3. Key Information – D. Risk Factors – Risks Related to our Business as a Whole – Alon is able to control the outcome of matters requiring shareholder approval.”

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

For a summary of other material contracts, see “Item 4. Information on the Company – B. Business Overview – General”, “Item 4. Information on the Company – B. Business Overview – Mega Retail”, “Item 4. Information on the Company – B. Business Overview – Dor Alon Segment”, “Item 4. Information on the Company – B. Business Overview – Naaman”, “Item 4. Information on the Company – B. Business Overview – BSRE”, “Item 4. Information on the Company – B. Business Overview – Additional Business Information Relating to our ‘Other’ Segment”, “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Debentures”, “Item 6. Directors, Senior Management and Employees – C. Board Practices – Exemption, Insurance and Indemnification of Directors and Officers – Limitations on Insurance, Exemption and Indemnification”, “Item 6. Directors, Senior Management and Employees – D. Employees”, “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions”, and our consolidated financial statements and notes included elsewhere in this Annual Report.

D.	Exchange Controls.

Israeli law and regulations do not impose any material foreign exchange restrictions on non-Israeli holders of our ordinary shares. Dividends, if any, paid to holders of our ordinary shares, and any amounts payable upon our dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of our ordinary shares to an Israeli resident, may be paid in non-Israeli currency or, if paid in Israeli currency, may be converted into U.S. dollars at the rate of exchange prevailing at the time of conversion.

E.	Taxation

Israeli Tax Considerations

General

The following is a summary of the current tax regime of the State of Israel, which applies to us and to persons who hold our ordinary shares or ADSs (the “Shares”).

This discussion does not purport to constitute a complete analysis of all potential tax consequences applicable to investors upon purchasing, owning or disposing of our Shares. In particular, this discussion does not take into account the specific circumstances of any particular investor (such as tax-exempt entities, Financial Institutions, certain financial companies, broker-dealers, investors that own, directly or indirectly, 10% or more of our outstanding voting rights, or foreign companies, if Israeli residents holding 25% or more of their shares or having the right to 25% or more of their income or profit, all of whom are subject to special tax regimes not covered under this discussion). To the extent that issues discussed herein are based on legislation which has yet to be subject to judicial or administrative interpretation, there can be no assurance that the views expressed herein will accord with any such interpretation in the future. This discussion is not intended and should not be construed as legal or professional tax advice and does not cover all possible tax considerations.

Potential investors are urged to consult their own tax advisors as to the Israeli or other tax consequences of the purchase, ownership and disposition of the Shares, including, in particular, the effect of any foreign, state or local taxes.

General Corporate Tax Structure in Israel

Israeli resident companies are generally subject to corporate tax, currently at the rate of 25% of a company’s taxable income in 2016, and 26.5% in 2015.

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

Real Gain accrued by individuals on the sale of the Shares will be taxed at the rate of 25%. However, if the individual shareholder is a “Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of one of the Israeli resident company’s means of control) at the time of sale or at any time during the preceding 12 month period, such gain will be taxed at the rate of 30%. In addition, capital gains generated by an individual claiming deduction of financing and linkage differences expenses in respect of such gain will be taxed at the rate of 30% (until determining financing and linkage differences expenses deduction according to section 101 a (b) to Israeli Income Tax Ordinance).

The Real Capital Gain derived by Israeli resident corporations will be generally subject to a corporate tax rate of 25% in 2016.

Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (25% in 2016 for corporations and a marginal tax rate of up to 50% in 2016 for individuals, including an additional 2% tax which would be levied on individuals whose taxable income from Israeli sources exceeds NIS 810,720 in 2016). Notwithstanding the foregoing, capital gains generated from the sale of our Shares by a non-Israeli shareholder may be exempt from Israeli tax under the Israeli Income Tax Ordinance provided that the following cumulative conditions are met: (i) the Shares were purchased upon or after the registration of the Shares on the stock exchange, (ii) the seller does not have a permanent establishment in Israel to which the generated capital gain is attributed, and (iii) Non-Israeli corporations will not be entitled to the foregoing exemptions, if (i) an Israeli resident has a controlling interest, directly or indirectly, alone or together with another (i.e., together with a relative, or together with someone who is not a relative but with whom, according to an agreement, there is regular cooperation in material matters of the company, directly or indirectly), or together with another Israeli resident, exceeding 25% in one or more of the means of control in such non-Israeli resident corporation or (ii) Israeli residents are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli resident corporation, whether directly or indirectly.

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

In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale.

Either the purchaser, the Israeli stockbroker or the financial institution through which the Shares are held are obligated, subject to the above mentioned exemptions, to withhold tax upon the sale of Shares on the amount of the consideration paid upon the sale of the shares (or on from the Real Capital Gain realized on the sale, if known) at the rate of 25% in respect of an individual or a corporation.

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

In addition, an additional tax at rate of 2% will be imposed on high earners individuals whose annual taxable income exceed NIS 810,720 for the 2016 tax year.

Under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the United States-Israel Tax Treaty) is 25%. However, for dividends not attributable to income generated by a Benefited Enterprise or a Preferred Enterprise, and paid to a U.S. corporation holding 10% or more of the outstanding voting rights throughout the tax year in which the dividend is distributed as well as during the distributing company's entire previous tax year, the maximum rate of withholding tax is generally 12.5%, provided that no more than 25% of the gross income for such preceding year consists of certain types of dividends and interest, if a certificate for a reduce withholding tax rate would be provided in advance from the Israeli Tax Authority.

The aforementioned rates under the U.S.-Israel Double Tax Treaty will not apply if the dividend income is attributed to a permanent establishment of the U.S. resident in Israel.

A non-Israeli resident who receives dividend income derived from or accrued from Israel, from which the full amount of tax was withheld at source is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not generated from business conducted in Israel by the taxpayer, and (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed.

Payors of dividends on our shares, including the Israeli stockbroker effectuating the transaction, or the financial institution through which the securities are held, are generally required, subject to any of the foregoing exemption, reduced tax rates and the demonstration of a shareholder of his, her or its foreign residency, to withhold taxes upon the distribution of dividends at a rate of 25%, provided that the shares are registered with a Nominee Company (for corporations and individuals).

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

Interest Rate Sensitivity

The Company is exposed to various market risks, most of them related to changes in interest rates and changes in the Israeli CPI. Loans and Debentures in the amount of approximately NIS 2,148.7 million and marketable securities in the amount of approximately NIS 135.3 million bear interest at fixed rates, and therefore changes in the interest rates will affect the fair value of such loans and marketable securities. Other loans set forth below bear interest at variable rates (as a result of changing interest rates or CPI linkage), and therefore a change in the CPI or the prime interest rate will affect future cash flow and interest expenses.

The table below provides information about our financial instruments as of December 31, 2015 but not include obligations and commitments of Dor Alon and Naaman which are designated for sale:

	December 31, 2015
	Expected maturity (NIS in thousands)
	2016	2017	2018	2019	2020	2021	2022 and thereafter	Total
Long term loan from banks - linked:
Linked to the Israeli CPI - 3.5% (weighted average rate as of December 31, 2015)	158,084	5,054	5,054	5,054	5,054	5,054	83,398	266,753
Long term loan from others – linked:
From parent company – without interest	-	-	-	-	-	-	60,000	60,000
Long term loans from bank - unlinked:
Fixed annual interest rate of 6.23%	10,778	-	-	-	-	-	-	10,778
Variable interest (average annual rate as of December 31, 2014 of 2.61%)	22,134	22,134	22,134	22,134	22,134	22,134	215,677	348,479
	190,996	27,188	27,188	27,188	27,188	27,188	359,075	686,010
Debentures- Linked to the Israeli CPI:
Issued by the Company - fixed rate 2.5%	359,974	-	-	-	-	-	-	359,974
Issued by BSRE - fixed rate 4.7%	149,549	-	-	-	-	-	-	149,549
Issued by BSRE - fixed rate 4.2%	24,201	88,738	88,738	-	-	-	-	201,677
Issued by BSRE - fixed rate 4.5%	-	185,825	185,825	185,825	185,825	-	-	743,300
Issued by BSRE - fixed rate 3.3%	-	-	29,042	29,042	29,042	29,042	271,057	387,225
Convertible Debentures Linked to the Israeli CPI: (1)
Issued by BSRE - fixed rate 6.25%	29,420	-	-	-	-	-	-	29,420
	563,144	274,563	303,605	214,867	214,867	29,042	271,057	1,871,145
Marketable Securities - Linked to the Israeli CPI	56,820							56,820
Marketable Securities – unlinked in NIS	57,455							57,455
Marketable Securities – in other currencies	21,041							21,041
	135,317							135,317

(1) See also “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Debentures.”

For CPI-linked financial instruments as stipulated in the table above, a one percent increase (decrease) in the CPI would cause an approximately NIS 21.1 million decrease (increase) in net income for the next year.

Inflation Risks

The Company has an excess of Israeli CPI-linked liabilities over Israeli CPI-linked assets (mainly in respect of outstanding debentures). As a result, an increase in inflation would have the effect of increasing our financial expenses without any offsetting increase in our assets and revenues in our consolidated financial statements, leading to lower reported earnings and shareholders’ equity. The extent of this effect on our consolidated financial statements would be dependent on the rate of inflation in Israel.

The table below provides information about the changes of the CPI and the “known” CPI index:

	CPI (1)	The “known” CPI index (2)

2013	1.8%	1.9%
2014	(0.02)%	(0.01)%
2015	1.01%	0.91%

(1)	Calculated based on actual CPI date (through December of end year).
(2)	Calculated based on published CPI date (through November of end year).

The table below provides an analysis of monetary assets and liabilities by currency and linkage as of December 31, 2015:

	December 31, 2015
	NIS linked to CPI	NIS unlinked	US dollar	Other	Total
	NIS in thousands
Assets:
Cash and cash equivalents	-	239,001	4,282	-	243,283
Investment in securities	56,820	57,455	21,041	52,472	187,788
Trade receivables	-	3,765	-	-	3,765
Other accounts receivables	-	31,132	-	-	31,132
Loan Receivable	-	144,837	-	-	144,837
Other long-term receivables	84,463	3,738	-	-	88,201
Total assets	141,283	479,928	25,323	52,472	699,006

Liabilities:
Credit and loans from banks and others	181,113	310,315	-	-	491,428
Trade payables	-	17,059	940	-	17,999
Other accounts payable and accrued expenses	8,196	369,455	-	-	377,651
Income tax payables	2,582	-	-	-	2,582
Provisions	15,510	16,781	-	-	32,291
Loans	295,947	359,257	-	-	655,204
Debentures	1,820,305	-	-	-	1,820,305
Convertible debentures	30,067	-	-	-	30,067
Other long-term liabilities	3,083	3,037	-	-	6,120
Derivative financial instruments	1,593	61,000	-	-	62,593
Total liabilities	2,358,396	1,136,904	940	-	3,496,240

For further information regarding market risks, see note 3 to our consolidated financial statements.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable

C.	Other Securities

Not applicable

D.	American Depositary Shares

Each of our American Depositary Shares, or ADSs, represents one of our ordinary shares. Our ADSs trade on the New York Stock Exchange.

Fees and Expenses

Persons depositing or withdrawing shares or American Depositary Shares must pay:		For:

$5.00 (or less) per 100 American Depositary Shares (or portion of 100 American Depositary Shares)	•	Execution and delivery of American Depositary Shares, including issuances resulting from a distribution of shares or rights or other property

	•	Surrender of American Depositary Shares for the purpose of withdrawal, including if the deposit agreement terminates

$.02 (or less) per American Depositary Share	•	Any cash distribution to American Depositary Share holders

A fee equal to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of American Depositary Shares	•	Distribution of securities or property (other than cash, shares or rights) distributed to holders of deposited securities which are distributed by the depositary to American Depositary Share holders

$.02 (or less) per American Depositary Shares per annum (unless a fee was paid for that calendar year for cash distributions)	•	Depositary services

Registration or transfer fees	•	Transfer and registration of shares on our share register to or from the name of the depositary or its nominee when you deposit or withdraw shares

Expenses of the depositary	•	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

	•	converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any American Depositary Share or share underlying an American Depositary Share, for example, stock transfer taxes, stamp duty or withholding taxes	•	As necessary

Any charges incurred by the depositary or its agents for servicing the shares or deposited securities	•	As necessary

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

(a) Disclosure Controls and Procedures. We performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that information required to be disclosed and filed with the Securities and Exchange Commission is recorded, processed, summarized and reported timely within the time period specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There can be no assurance that our disclosure controls and procedures will detect or uncover all failures of persons within Alon Blue Square to disclose information otherwise required to be set forth in our reports. Nevertheless, our disclosure controls and procedures are designed to provide reasonable assurance of achieving the desired control objectives. Based on our evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15(d) - 15(e) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report are effective at such reasonable assurance level.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2015 based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013). Based on our assessment and this framework, our management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2015.

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

(d) Changes in internal controls over financial reporting. There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, served as our independent public accountants for the fiscal years ended December 31, 2014 and 2015, for which audited consolidated financial statements appear in this Annual Report on Form 20-F.

The following table presents the aggregate fees for professional services rendered by such accountants to us during their respective term as our principal accountants in 2014 and 2015.

	2015	2014
	(NIS in thousands)
Audit Fees (1)	4,029	4,719
Tax Fees (2)	214	176
All Other Fees (3)	468	280
TOTAL	4,711	5,175

(1)	Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor can reasonably provide, and include the group audit; statutory audits; comfort letters and consents; attest services; assistance with and review of documents filed with the SEC and Sarbanes-Oxley Act compliance.
(2)	Tax fees were for services related to tax compliance, including the preparation of tax returns and claims for refund, and tax planning and tax advice, including assistance with tax audits and appeals, advice related to mergers, acquisitions, transfer pricing, and assistance with respect to requests for rulings from tax authorities.

(3)	Other Fees were for general guidance related to accounting issues and due diligence in connection with potential acquisitions.

Audit Committee Pre-Approval Policies and Procedures

One of our audit committee’s main roles is to assist the board of directors in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing and reporting practices of the Company. The Audit Committee oversees the appointment, compensation, and oversight of the public accounting firm engaged to prepare or issue an audit report on the consolidated financial statements of the Company. Our audit committee has adopted a pre-approval policy for audit and non-audit services.

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

Compensation Committee Composition: Our compensation committee meets independence requirements under Israeli law but not those required under NYSE Rule 303A.02.

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

Shareholder Approvals: Under NYSE Rule 312.03, subject to certain exceptions, shareholder approval is required prior to the issuance of common stock in the following situations: (a) equity compensation plans (described above); (b) prior to the issuance of common stock, or of securities convertible into or exercisable for common stock, in any transaction or series of related transactions, to: (i) a director, officer or substantial security holder of the company (each a "Related Party"), (ii) a subsidiary, affiliate or other closely-related person of a Related Party, or (iii) any company or entity in which a Related Party has a substantial direct or indirect interest, in each case if the number of shares of common stock to be issued, or if the number of shares of common stock into which the securities may be convertible or exercisable, exceeds either one percent of the number of shares of common stock or one percent of the voting power outstanding before the issuance; (c) prior to the issuance of common stock, or of securities convertible into or exercisable for common stock, in any transaction or series of related transactions if (1) the common stock has, or will have upon issuance, voting power equal to or in excess of 20 percent of the voting power outstanding before the issuance of such stock or of securities convertible into or exercisable for common stock; or (2) the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20 percent of the number of shares of common stock outstanding before the issuance of the common stock or of securities convertible into or exercisable for common stock; and (d) prior to an issuance that will result in a change of control of the issuer.

We seek shareholder approval for all corporate actions requiring such approval in accordance with the requirements of the Israeli Companies Law, which are different from the shareholder approval requirements under the NYSE Rules. Under the Companies Law, in addition to the matters described above under "- Equity Compensation Plans", shareholder approval is also required for among, things, (i) "extraordinary transactions" with a controlling shareholder of a publicly held company or in which the controlling shareholder has a personal interest and (ii) private placements that are deemed as “extraordinary private placements”. A “extraordinary private placement” is a private placement (i) in which a company issues securities representing 20% or more of its voting rights prior to the issuance and the consideration received pursuant to such issuance is not comprised, in whole or in part, solely of cash or securities registered for trade on an exchange or which is not made pursuant to market conditions, and as a result of which the shareholdings of a 5% holder of the shares or voting rights of the company increases or as a result of which a person will become a holder of 5% of the shares or voting rights of the company or (ii) as a result of which a person or entity becomes a controlling shareholder after the issuance.

Part III

ITEM 17.	FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this Annual Report, beginning on page F-1.

ITEM 18.	FINANCIAL STATEMENTS

We have responded to Item 17 in lieu of this item.

ITEM 19.	EXHIBITS

The exhibits filed with or incorporated into this Annual Report are listed in the index of exhibits below.

Exhibit No.	Description

1.1	Memorandum of Association of the Registrant (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-1 (File No. 333-05024)).

1.2	Articles of Association of the Registrant.

2.1	Form of Amended and Restated Deposit Agreement among Alon Blue Square, The Bank of New York as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit (a) to the Registration Statement on Form F-6 (File No. 333-05158)).

4.3	Form of Letter of Exemption and Indemnity adopted in February 2001 (incorporated by reference to Exhibit 4.13 to Alon Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2000).

4.4	Form of Letter of Exemption and Indemnity (English translation accompanied by the Hebrew original) (incorporated by reference to Exhibit 4.14 to Alon Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2001).

4.5	Form of Letter of Indemnity adopted in June 2008 (English translation) (incorporated by reference to Exhibit 4.11 to Alon Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2008).

4.6	Special Collective Agreement made on the 28th day of May 1996 between Co-Op Blue Square Consumers Cooperative Society Ltd., the Registrant and The New Federation of Labor in Israel/The Federation of Clerical, Administrative and Services Employees and Consumers Cooperative Union-Central Cooperative Society Ltd. (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-1 (File No. 333-05024)).

4.7	Special Collective Agreement made on the 3rd day of September 2000 between Alon Blue Square and The New Federation of Labor in Israel. The Federation of Clerical, Administrative and Services Employees / the Commercial Section Employees and the committee of Alon Blue Square employees. (English summary accompanied by the Hebrew original) (incorporated by reference to Exhibit 4.16 to Alon Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2001).

Exhibit No.	Description

4.8	Collective Agreement, made on August 13, 2003, by and among Alon Blue Square and The New Federation of Labor in Israel/The Federation of Clerical, Administrative and Services Employees and the National Committee of the Blue Square Co-Op Employees (English translation) (incorporated by reference to Exhibit 4.15 to Alon Blue Square Annual Report on Form 20-F for the year ended December 31, 2003).

4.9	Collective Agreement, made on October 15, 2003, by and among Alon Blue Square and The New Federation of Labor in Israel/The Federation of Clerical, Administrative and Services Employees and the National Workers Committee of Alon Blue Square (English translation) (incorporated by reference to Exhibit 4.16 to Alon Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2003).

4.10	Special Collective Bargaining Agreement made on the 21st day of January 2005 among Alon Blue Square, the Histadrut and the National Committee of Alon Blue Square. (English translation) (incorporated by reference to Exhibit 4.15 to Alon Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2004).

4.11	Special Collective Bargaining Agreement made on April 26, 2006 among Alon Blue Square, the MAOF Histadrut and Blue Square -Israel Employees’ Union (English translation) (incorporated by reference to Exhibit 4.16 to Alon Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2006).

4.12	Special Collective Bargaining Agreement made on May 29, 2006 among Alon Blue Square, the MAOF Histadrut and Blue Square -Israel Employees’ Union (English translation) (incorporated by reference to Exhibit 4.17 to Alon Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2006).

4.13	Special Collective Bargaining Agreement made on July 16, 2007 among Alon Blue Square, the MAOF Histadrut and Blue Square -Israel Employees’ Union (English translation) (incorporated by reference to Exhibit 4.19 to Alon Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2007).

4.14	Special Collective Bargaining Agreement made on April 5, 2009 among Alon Blue Square, Blue Square Chain Investments & Properties Ltd., the MAOF Histadrut and Blue Square-Israel Employees’ Union (English translation) (incorporated by reference to Exhibit 4.20 to Alon Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2008).

4.15	Transfer Agreement, dated June 21, 2006, between Alon Blue Square and Blue Square Real Estate Ltd. (English translation) (incorporated by reference to Exhibit 4.23 to Alon Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2006).

4.16	Split Agreement, dated April 2, 2006, between Alon Blue Square and Blue Square Real Estate Ltd. (English translation) (incorporated by reference to Exhibit 4.24 to Alon Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2006).

4.17	Lease Agreement, dated August 13, 2006, between Alon Blue Square and Blue Square Real Estate Ltd. (English translation) (incorporated by reference to Exhibit 4.25 to Alon Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2006).

4.18	Lease Agreement, dated June 23, 2006, between Alon Blue Square and Blue Square Chain Investments & Properties Ltd Blue Square Real Estate Ltd (assigned to BSRE) (English translation) (incorporated by reference to Exhibit 4.26 to Alon Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2006).

Exhibit No.	Description

4.19	Transfer Agreement, dated March 31, 2009, between Blue Square Real Estate Ltd. and Blue Square Chain Properties & Investments Ltd., together with Addendum No. 1, dated September 13, 2009 (English translation) (incorporated by reference to Exhibit 4.30 to Alon Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2009).

4.20	Deed of Trust (for Series B Debenture) made on August 14, 2006, by and between Blue Square Real Estate Ltd. and Hermetic Trust (1975) Ltd., together with second schedule (English translation) (incorporated by reference to Exhibit 4.31 to Alon Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2006).

4.21	First Schedule to Deed of Trust - Debenture Certificate for Registered Debentures (Series B) of NIS 1 par value each (out of series of NIS 650,000,000 par value Debentures (Series B)) (English translation) (incorporated by reference to Exhibit 4.32 to Alon Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2006).

4.22	Deed of Trust (for Series C to H Debentures) dated May 19, 2009, by and between Blue Square Real Estate Ltd. and Hermetic Trust (1975) Ltd., together with Addendum to Deed of Trust dated October 18, 2009 (English translation) (incorporated by reference to Exhibit 4.37 to Alon Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2009).

4.23	Deed of Trust (for Series C to G Debentures and Series H to J Debentures) dated February 18, 2010, between Alon Blue Square and Hermetic Trust (1975) Ltd., together with First Schedule - Debenture Certificate for Series C to G, First Schedule - Debenture Certificate for Series H to J, and second schedule (English translation) (incorporated by reference to Exhibit 4.38 to Alon Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2009).

4.24	Protocol, dated April 11, 2010, between Tel Aviv Wholesale Agricultural Produce Market Company Ltd., Tel Aviv Municipality, Lev Tel Aviv Towers Ltd. and Tel Aviv City Mall Ltd. (English translation) (incorporated by reference to Exhibit 4.42 to Alon Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2009).

4.25	Agreement, dated June 3, 2010, between Tel Aviv Wholesale Agricultural Produce Market Company Ltd., Lev Tel Aviv Towers Ltd. and Tel Aviv City Mall Ltd., together with Deed of Undertaking by the Interested Parties (English translation) (incorporated by reference to Exhibit 4.43 to Alon Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2009).

4.26	Agreement, dated June 3, 2010, between Tel Aviv Municipality, Lev Tel Aviv Towers Ltd., and Tel Aviv City Mall Ltd., together with Deed of Undertaking by the Interested Parties (English translation) (incorporated by reference to Exhibit 4.44 to Alon Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2009).

4.27	Document of Principles, dated April 15, 2010, between Blue Square Real Estate Tel Aviv Market Commercial Ltd., Blue Square Real Estate Tel Aviv Market Housing Ltd., Gindi Commercial Tel Aviv Ltd. and Gindi Housing Tel Aviv Ltd. (English translation) (incorporated by reference to Exhibit 4.45 to Alon Blue Square’s’ Annual Report on Form 20-F for the year ended December 31, 2009).

4.28	Share Purchase Agreement, dated May 17, 2010, between Alon Israel Oil Company Ltd. and Alon Blue Square (English translation) (incorporated by reference to Annex A to Alon Blue Square’s report on Form 6-K, filed on May 27, 2010).

8.1	List of Subsidiaries.

12.(a).1	Certification by CEO pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

12.(a).2	Certification by Chairman of the Board pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

12.(a).3	Certification by CFO pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

13.(a).1	Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

- - - - - - - - - - - - - - - - - - -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of

ALON BLUE SQUARE ISRAEL LTD.

We have audited the accompanying consolidated statements of financial position of Alon Blue Square Israel Ltd. and its subsidiaries (collectively - the "Company") as of December 31, 2015 and 2014 and the related consolidated income statements, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of an equity method investee as of December 31, 2014 and for each of the years ended December 31, 2014 and 2013. The Company's interest in such investee, as reflected in the consolidated statements of financial position as of December 31, 2014, is NIS 41.9 million, and the Company's share in its profit is NIS 16.7 million and NIS 20.1 million for the years ended December 31, 2014, and 2013, respectively. In addition, we did not audit the financial statements of a consolidated subsidiary as of December 31, 2014 and for the years ended December 31, 2014 and 2013, which is presented as a discontinued operation, whose assets constitute approximately 1.6% of total consolidated assets of December 31, 2014, and whose results were loss of NIS 53.5 million and NIS 8.8 million for the years ended December 31, 2014 and 2013 respectively. Those financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for the consolidated subsidiary and the equity method investee, is based solely on the reports of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of the Company as of December 31, 2015 and 2014 and the results of its operations, changes in equity and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

As discussed in Note 1b to the financial statements the Company has undertaken significant various obligations, which are currently due in 2016. The Company has formulated a plan with its financial creditors to reschedule the Company's debts, however, it is currently non-binding. Based on this and other matters as discussed in Note 1b, there are substantial doubts about the Company's ability to continue as a going concern. The Company's consolidated financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might result from the outcome of these uncertainties.

Tel Aviv, Israel	Kesselman & Kesselman
May 10, 2016	Certified Public Accountants (lsr.)
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

Without qualifying our opinion, we call your attention to what is stated in Note 1 of the consolidated financial statements in regard to the deficit in equity and in working capital of the Company, the Company's ability to meet its obligations, plans of the Company's management and board of directors and the related uncertainties. The Company board of directors and management are of the opinion that, in view of the projected cash flows that includes, inter alia, a projected exercise of assets, consolidation of frameworks and prevention of duplication with the parent company, other efficiency measures, and cash inflows by others, the Company will have sufficient resources for paying its obligations and continuing its operations.

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

Somekh Chaikin

Certified Public Accountants (Isr.)

A Member Firm of KPMG International

April 20, 2015

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31		Convenience translation (note 2b) December 31,
		2014	2015	2015
	Note	NIS		U.S. dollars
		In thousands

Assets
CURRENT ASSETS:
Cash and cash equivalents	9a	290,102	243,283	62,348
Investment in securities	10	362,827	187,788	48,126
Short-term deposits	9b	94,307	-	-
Trade receivables	12	1,030,367	3,765	965
Income taxes receivable		16,020	-	-
Other accounts receivable	13	430,707	34,817	8,923
Derivative financial instruments	11	395	-	-
Inventories	14a	511,661	-	-
Assets of disposal group classified as held for sale	7	-	2,744,300	703,306
		2,736,386	3,213,953	823,668

NON-CURRENT ASSETS:
Investments accounted for using equity method	6	977,028	378,603	97,028
Derivative financial instruments	11	4,698	-	-
Real estate inventories	14b	126,012	136,273	34,924
Investment in securities	10	59,283	-	-
Loans receivable, net of current maturities	18	135,171	84,463	21,646
Property and equipment, net	15	2,322,036	105,387	27,008
Investment property	16	982,619	2,820,759	722,901
Intangible assets, net	17	1,140,343	-	-
Other long-term receivables	19	52,740	3,738	958
Deferred taxes	31h	27,844	849	218
		5,827,774	3,530,072	904,683
Total assets		8,564,160	6,744,025	1,728,351

May 10, 2016
Date of approval of the	Avigdor Kaplan	Israel Yaniv	Yehuda van der Walde
financial statements	Chairman of the board of Directors	Chief Executive Officer	Chief Financial Officer

The accompanying notes are an integral part of the consolidated financial statements.

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31		Convenience translation (note 2b) December 31,
		2014	2015	2015
	Note	NIS		U.S. dollars
		In thousands
Liabilities and equity
CURRENT LIABILITIES:
Credit and loans from banks and others	21	774,626	381,428	97,752
Credit from Parent Company	36d	-	110,000	28,191
Current maturities of debentures and convertible debentures	21	466,935	562,911	144,262
Current maturities of long-term loans from banks	21	283,342	190,995	48,948
Trade payables		1,195,822	17,999	4,613
Income taxes payable		24,393	19,824	5,080
Other accounts payable and accrued expenses	20	723,274	386,158	98,965
Customers' deposits		28,212	-	-
Derivative financial instruments	11	1,060	62,593	16,041
Provisions for other liabilities	24	67,697	52,366	13,420
Liabilities of disposal group classified as held for sale	7	-	2,077,931	532,530
		3,565,361	3,862,205	989,802
NON CURRENT LIABILITIES:
Long-term loans from banks and others, net of current maturities	21	1,414,607	435,015	111,485
Convertible debentures, net of current maturities	21	30,738	-	-
Debentures, net of current maturities	21	2,011,999	1,287,207	329,884
Loan from parent company	36d	-	29,194	7,482
Other liabilities	22	106,267	6,120	1,568
Derivative financial instruments	11	1,931	-	-
Liabilities in respect of employee benefits, net of amounts funded	23	58,716	3,324	852
Deferred taxes	31h	232,752	468,132	119,972
		3,857,010	2,228,992	571,243
Total liabilities		7,422,371	6,091,197	1,561,045
EQUITY:
Equity attributed to equity holders of the Company:
Ordinary shares of NIS 1 par value	25	79,881	79,881	20,472
Additional paid-in capital	25	1,219,279	1,219,279	312,475
Other reserves	26	76,661	413,174	105,888
Accumulated deficit		(711,122)	(1,980,471)	(507,553)
		664,699	(268,137)	(68,718)
Non-controlling interests		477,090	920,965	236,024
Total equity		1,141,789	652,828	167,306
Total liabilities and equity		8,564,160	6,744,025	1,728,351

The accompanying notes are an integral part of the consolidated financial statements

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED INCOME STATEMENTS

					Convenience translation (note 2b) for the year
		Year ended December 31			ended December 31,
		*2013	*2014	2015	2015
	Note	NIS			U.S. dollars
		In thousands (except per share data)
Continuing Operations:
Revenues		102,666	96,548	205,529	52,673
Cost of revenues	27	74,388	73,553	57,634	14,769
Gross profit		28,278	22,995	147,895	37,904
Selling, general and administrative expenses	27	92,004	87,242	104,890	26,882
Other gains	28	3,131	60,899	6,113	1,567
Other losses	28	(3,003)	(35,575)	(57,983)	(14,860)
Increase in fair value of investment property, net	16	45,521	49,894	57,464	14,727
Share in profit of investment accounted for using the equity method	6	17,253	20,034	2,646	678
Operating profit (loss) before loss in respect of guarantees to Mega		(824)	31,005	51,245	13,134
Loss in respect of guarantees to Mega		-	-	(137,553)	(35,252)
Operating profit (loss)		(824)	31,005	(86,308)	(22,118)
Finance income	30	21,021	20,626	34,647	8,880
Finance expenses	30	(188,406)	(134,434)	(95,022)	(24,352)
Finance expenses, net		(167,385)	(113,808)	(60,375)	(15,472)
Loss before taxes on income		(168,209)	(82,803)	(146,683)	(37,590)
Taxes on income	31	23,658	69,676	5,071	1,300
Loss from continuing operations		(191,867)	(152,479)	(151,754)	(38,890)
Profit (loss) from discontinued operations	7	74,459	(225,482)	(1,198,173)	(307,065)
Net loss		(117,408)	(377,961)	(1,349,927)	(345,955)

*	Adjusted retrospectively for discontinued operations, see Note 7.

The accompanying notes are an integral part of the consolidated financial statements.

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED INCOME STATEMENTS

					Convenience
					translation (note 2b)
					for the year
		Year ended December 31			ended December 31,
		*2013	*2014	2015	2015
	Note	NIS			U.S. dollars
		In thousands (except per share data)
Attributable to:
Equity holders of the Company
Continuing operations		(212,834)	(197,588)	(214,314)	(54,925)
Discontinued operations		67,139	(234,190)	(1,055,035)	(270,382)
		(145,695)	(431,778)	(1,269,349)	(325,307)
Non-controlling interests
Continuing operations		20,967	45,109	62,560	16,035
Discontinued operations		7,320	8,708	(143,138)	(36,683)
		28,287	53,817	(80,578)	(20,648)

Earnings (loss) per ordinary share or ADS attributable to equity holders of the Company	32

Basic and diluted
Continuing operations		(3.23)	(2.99)	(3.25)	(0.83)
Discontinued operation		1.02	(3.55)	(16.00)	(4.09)
		(2.21)	(6.54)	(19.25)	(4.92)
Weighted average number of shares or ADSs used for computation of earnings per share (in thousands):
Basic and diluted		65,954	65,954	65,954	65,954

*	Adjusted retrospectively for discontinued operations, see Note 7.

The accompanying notes are an integral part of the consolidated financial statements.

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

		Year ended December 31			Convenience translation (note 2b) year ended December 31
		*2013	*2014	2015	2015
	Note	NIS			U.S. dollars
		In thousands
Net income (loss) for the year		(117,408)	(377,961)	(1,349,927)	(345,955)

Other comprehensive income (loss) items, net of tax:

Items that may be reclassified subsequently to profit or loss:
Continued operations:
Available-for-sale financial assets:	10
Revaluation		1,051	2,902	(3,331)	(854)
Gain from sales transferred to income statement		(2,076)	(4,176)	(2,388)	(612)
Currency translation differences		(6,286)	10,844	429	110
Discontinued operations		12,226	(739)	(2,677)	(686)
Total items that may be reclassified subsequently to profit or loss		4,915	8,831	(7,967)	(2,042)

Items that will not be reclassified to profit or loss:
Continued operations:
Revaluation reserve of fixed assets reclassified as investment property (note 16b)		-	23,426	578,713	148,312
Re-measurements of post-employment benefit obligations	23	189	(347)	147	38
Discontinued operations		(3,047)	255	378	96
Total items that will not be reclassified to profit or loss		(2,858)	23,334	579,238	148,446

Total – other comprehensive income		2,057	32,165	571,271	146,404
Total comprehensive income (loss) for the year		(115,351)	(345,796)	(778,656)	(199,551)

Attributable to:
Equity holders of the Company		(144,889)	(407,103)	(940,313)	(240,982)
Non-controlling interests		29,538	61,307	161,657	41,431
		(115,351)	(345,796)	(778,656)	(199,551)

Total comprehensive income (loss) attributable to equity shareholders arises from:
Continuing operations		(219,214)	(170,949)	116,110	29,756
Discontinued operations		74,325	(236,154)	(1,056,423)	(270,738)
		(144,889)	(407,103)	(940,313)	(240,982)

*	Adjusted retrospectively for discontinued operations, see Note 7.

The accompanying notes are an integral part of the consolidated financial statements.

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Ordinary shares	Additional paid-in capital	Other reserves (note 26)	Accumulated deficit	Total	Non controlling interests	Total Equity
	NIS in thousands

BALANCE AT JANUARY 1 ,2013	79,881	1,219,279	9,245	(129,666)	1,178,739	408,810	1,587,549
Income (loss) for the period	-	-	-	(145,695)	(145,695)	28,287	(117,408)
Other comprehensive income (loss)	-	-	4,905	(4,099)	806	1,251	2,057
Total comprehensive income (loss)	-	-	4,905	(149,794)	(144,889)	29,538	(115,351)
Employee share-based payment	-	-	-	(151)	(151)	-	(151)
Transactions with non-controlling interests	-	-	20,425	-	20,425	23,266	43,691
Dividends distributed to non-controlling interests of subsidiaries	-	-	-	-	-	(30,723)	(30,723)

BALANCE AT DECEMBER 31, 2013	79,881	1,219,279	34,575	(279,611)	1,054,124	430,891	1,485,015
Income (loss) for the period	-	-	-	(431,778)	(431,778)	53,817	(377,961)
Other comprehensive income	-	-	24,408	267	24,675	7,490	32,165
Total comprehensive income (loss)	-	-	24,408	(431,511)	(407,103)	61,307	(345,796)
Transactions with non-controlling interests	-	-	17,678	-	17,678	44,272	61,950
Dividends distributed to non-controlling interests of subsidiaries	-	-	-	-	-	(59,380)	(59,380)

BALANCE AT DECEMBER 31, 2014	79,881	1,219,279	76,661	(711,122)	664,699	477,090	1,141,789
Income (loss) for the period	-	-	-	(1,269,349)	(1,269,349)	(80,578)	(1,349,927)
Other comprehensive income	-	-	329,036	-	329,036	242,235	571,271
Total comprehensive income (loss)	-	-	329,036	(1,269,349)	(940,313)	161,657	(778,656)
Transaction with parent company (note 36d)	-	-	23,204	-	23,204	-	23,204
Transactions with non-controlling interests (notes 5f, 36d)	-	-	(15,727)	-	(15,727)	318,407	302,680
Dividends distributed to non-controlling interests of subsidiaries	-	-	-	-	-	(36,189)	(36,189)

BALANCE AT DECEMBER 31, 2015	79,881	1,219,279	413,174	(1,980,471)	(268,137)	920,965	652,828

	Convenience translation into U.S. dollars in thousands (note 2b)
BALANCE AT JANUARY 1, 2015	20,472	312,475	19,648	(182,246)	170,349	122,264	292,613
CHANGES DURING 2015:
Income (loss) for the period	-	-	-	(325,307)	(325,307)	(20,648)	(345,955)
Other comprehensive income	-	-	84,325	-	84,325	62,079	146,404
Total comprehensive income (loss)	-	-	84,325	(325,307)	(240,982)	41,431	(199,551)
Transaction with parent company (note 36d)	-	-	5,946	-	5,946	-	5,946
Transactions with non-controlling interests (notes 5f, 36d)	-	-	(4,031)	-	(4,031)	81,603	77,572
Dividends distributed to non-controlling interests of subsidiaries	-	-	-	-	-	(9,274)	(9,274)
BALANCE AT DECEMBER 31, 2015	20,472	312,475	105,888	(507,553)	(68,718)	236,024	167,306

The accompanying notes are an integral part of the consolidated financial statements.

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

				Convenience
				translation
				(note 2b)
				year ended
	Year ended December 31			December 31
	(c)2013	(c)2014	2015	2015
	NIS			U.S dollars
	In thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Loss before taxes on income from continuing operations	(168,209)	(82,803)	(146,683)	(37,590)
Profit (Loss) before taxes from discontinued operation	38,134	(75,302)	(1,206,976)	(309,322)
Income tax (paid) received, net	44,258	(17,982)	(31,475)	(8,066)
Adjustments to net cash provided by operating activities (a)	690,511	682,008	1,658,739	425,815
Net cash provided by operating activities	604,694	505,921	273,605	70,837

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(140,007)	(225,250)	(106,584)	(27,315)
Purchase of investment property	(91,041)	(72,379)	(20,079)	(5,146)
Purchase of intangible assets	(12,556)	(26,190)	(7,120)	(1,825)
Proceeds (investments) from collection of short-term bank deposits and other receivable, net	2,343	(504)	(24,321)	(6,233)
Proceeds from sale of property and equipment	21,186	100,940	92,327	23,661
Proceeds from sale of investment property	51,279	8,750	-	-
Proceeds from sale of marketable securities	220,264	378,491	260,531	66,769
Investment in marketable securities	(379,150)	(238,239)	(125,448)	(32,150)
Investment and loans to associates	(36,685)	(7,341)	(2,173)	(557)
Procceds from sale of associates	-	-	139,643	35,788
Investments and grant of loans to former subsidiaries	-	-	(223,376)	(57,246)
Grant of long term loans	(24,258)	(79,580)	(1,372)	(352)
Collection of long-term loans receivable	99,435	76,292	143,919	36,883
Discontinuance of consolidation (see note 7)	-	(2,089)	(29,879)	(7,657)
Interest received	18,923	12,361	9,786	2,508
Net cash provided by (used in) investing activities	(270,267)	(74,738)	105,854	27,128

The accompanying notes are an integral part of the consolidated financial statements.

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,			Convenience translation (note 2b) for the year Ended December 31,
	2013	2014	2015	2015
	NIS			U.S dollars
	In thousands
CASH FLOWS FROM FINANCING ACTIVITIES:

Dividend paid to non-controlling interests	(30,723)	(59,380)	(36,189)	(9,273)
Issuance of debentures	732,185	158,103	261,494	67,015
Repayment of debentures	(601,147)	(536,259)	(415,528)	(106,491)
Receipt of long-term loans	392,000	768,319	354,358	90,814
Repayment of long-term loans	(263,151)	(586,396)	(496,389)	(127,214)
Repayment of commercial papers	-	(9,139)	(111,198)	(28,498)
Short-term credit from banks and others, net	(301,789)	(36,651)	(206,207)	(52,846)
Loans from parent company (note 36d)	-	-	170,000	43,567
Transactions with non-controlling interests in subsidiaries without loss of control	50,338	69,695	317,563	81,384
Settlement of forward contracts	(9,768)	(5,232)	(1,040)	(267)
Interest paid	(250,417)	(220,672)	(178,262)	(45,685)
Net cash used in financing activities	(282,472)	(457,612)	(341,398)	(87,494)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS	51,955	(26,429)	38,061	10,471
Translation differences on cash and cash equivalents	(9)	53	-	-
BALANCE OF CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS AT BEGINNING OF YEAR (note 9a)	259,045	310,991	284,615	72,940
BALANCE OF CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS AT END OF YEAR (note 9a)	310,991	284,615	322,676	83,411

The accompanying notes are an integral part of the consolidated financial statements.

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

					Convenience
					translation (note 2b)
					for the year
					ended
		Year ended December 31,			December 31,
		2013	2014	2015	2015
		NIS			U.S dollars
		In thousands
(a)	Adjustments to net cash provided by operating activities:
	Adjustments for:
	Depreciation and amortization	269,141	278,526	141,354	36,226
	Increase in fair value of investment property, net	(47,589)	(50,258)	(58,340)	(14,951)
	Gain from sale of an associate	-	-	(1,859)	(476)
	Share in profit of associates	(27,211)	(37,997)	(14,345)	(3,676)
	Dividend received	10,030	38,000	3,675	942
	Share based payment	(151)	-	-	-
	Gain from sale and disposal of property and equipment, net	(2,631)	(77,674)	(510)	(131)
	Provision for impairment of property and equipment and intangible assets, net	20,912	22,000	396,266	101,555
	Changes in fair value of derivative financial instruments, net	(8,675)	(4,775)	399	102
	Linkage differences on monetary assets, debentures, loans and other long term liabilities	59,929	(2,367)	(21,935)	(5,621)
	Employee benefit liability, net	(7,631)	(9,579)	8,217	2,106
	Increase in value of investment in securities, deposits and long-term receivables, net	(11,265)	(12,799)	(17,274)	(4,427)
	Loss in respect of guarantees to Mega	-	-	137,553	35,252
	Interest paid, net	224,462	199,771	162,908	41,750
	Adjustments to fair value, less costs to sell of disposal groups (note 7)	-	-	714,413	183,809
	Loss from discontinuance of consolidation (note 7)	-	-	163,152	41,812
	Changes in operating assets and liabilities:
	Investment in real estate inventories	(2,717)	(3,589)	(4,236)	(1,086)
	Decrease in trade receivables and other accounts receivable	169,936	173,619	163,165	41,816
	Increase (decrease) in trade payables and other accounts payable	(9,850)	75,683	(158,484)	(40,622)
	Decrease in inventories	53,821	93,447	44,620	11,435

	Total	690,511	682,008	1,658,739	425,815

(b)	Supplementary information on investing and financing activities not involving cash flows:
	Purchase of property and equipment and investment properties on credit	48,249	4,228	9,693	2,484
	Proceeds from sale of property and equipment on credit	-	90,486	-	-
	Proceeds from sale of an associate on credit	-	-	9,750	2,499

(c)	Discontinued operations :
	Net cash provided by operating activities	612,093	478,831	260,292	66,707
	Net cash provided (used in) investing activities	(101,075)	(149,925)	35,644	9,135
	Net cash used in financing activities	(341,181)	(57,043)	(374,921)	(96,084)
		169,837	271,863	(78,985)	(20,242)

The accompanying notes are an integral part of the consolidated financial statements.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – GENERAL:

a.	Activity

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

As to the possible change of control of the Company, subsequent to December 31, 2015 – see note 37.

As of December 31, 2015, the Company’s main continuing operations consist of the Real Estate segment (through Blue Square Real Estate Ltd.; hereafter-BSRE). Two other reportable segments have been classified and are presented in these financial statements as discontinued operations: (1) Fueling and Commercial sites through Dor Alon Energy In Israel (1988) Ltd. (hereafter-Dor Alon; held for sale) and (2) Houseware and Textile (Retail and Wholesale) through Naaman Group (NV) Ltd. (hereafter- Naaman; held for sale). During 2015, the Company lost control over its former Supermarkets segment operated under Mega Retail Ltd (hereafter-Mega, see also note 5a). Dor Alon and Naaman are public companies whose securities are traded in the Tel Aviv Stock Exchange.

b.	The Company's liquidity position

As described in Note 5a, in July 2015, Mega entered into certain debt arrangements in connection which the Company undertook various further obligations to support Mega. Since July 2015, the following has occurred.

In November 2015, and prior to the proposals of the Potential Buyer (also referred to as "Ben Moshe"; see Note 37b and Note 37c for a description of the proposals), the Company formulated an outline with its financial creditors (banks and bondholders) for rescheduling the Company's debts to them (Note 21d(1)(a)). These agreements have not yet materialized into a binding agreement.

In January 2016, Mega filed with the court a motion for stay of proceedings, and trustees were appointed by the court for Mega. In view of the stay of proceedings, the trustees and various creditors filed claims and demands against the Company, including the exercise of guarantees.

In February 2016, the parent company of the Company received a proposal by the Potential Buyer to purchase the entire holding of the parent company in the Company following which a motion was filed on May 8, 2016 with the District Court of Lod in Israel to convene meetings of the Company's financial creditors and shareholders in order to approve a proposed debt reorganization and arrangement under Section 350 of the Israeli Companies Law (see note 37b and 37c for more details regarding such proposal and arrangement).

On May 5, 2016, the trustees of Mega received a proposal from the Potential Buyer to purchase Mega.

The proposal to acquire the Company is contingent on the approval by the court and satisfaction of the conditions to the closing of the Potential Buyer's offer to acquire Mega, as well as the creditors arrangement based on that offer. In connection with such proposals, the Company terminated negotiations to sell its holdings in its two main subsidiaries.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – GENERAL (continued)

b.	The Company's liquidity position (continued)

There is uncertainty regarding:

a) The completion of the purchase of the control of the Company by the Potential Buyer

b) The approval of the proposed debt reorganization and arrangement by the Company creditors and shareholders

c) The approval of the Potential Buyer to acquire Mega

d) Negotiations for the sale of the Company's holdings in subsidiaries and any other assets

In case the proposal to acquire the Company does not occur, the financing resources available to the Company for its continued operations are limited to a very restricted timeframe. The Company will be forced to immediately realize its holdings and assets, at terms that may not necessarily be market terms in order to repay its liabilities to creditors.

The Company's motion to the court requested also to grant it several court orders to assist it in carrying out the Arrangement to completion, inter alia, a grace period was requested so that the Company is not required to make any payments until closing other than ongoing payments such as to employees, service providers, and consumers of gift certificates at stores.

In light of the above, there is substantial doubt about the Company's ability to continue as a going concern. The Company's consolidated financial statements do not include adjustments, as to the values of assets and liabilities or their classification that may be required should the Company be unable to continue its operations as a going concern.

On May 10, 2016, the trustees of Mega Retail submitted to the court in Lod, Israel a notice in which they chose the offer of Bitan Wines Ltd. among the offers that were submitted to them for the acquisition of Mega Retail (Ben-Moshe submitted one of the offers).  The trustees requested the court to convene meetings of the creditors of Mega Retail to approve the arrangement based on such offer of Bitan Wines for the reasons detailed in the request of the trustees.  Following the trustees' request, Ben Moshe and a company under his control filed a motion with the Court requesting the setting of a date for an urgent hearing during which, according to Ben Moshe, the Court would be able to hear each party's arguments in a manner which would be beneficial towards Mega Retail's creditors, or alternatively, determine that Ben Moshe can respond to the trustees' notice within a time frame determined by the court. As part of the request filed by Ben Moshe, Ben Moshe claimed, among other things, that his proposal to acquire Mega Retail is more beneficial than that of Bitan Wines, in particular given that his proposal to acquire Mega Retail may be increased by NIS 40 million. In addition, Ben Moshe detailed in his motion alleged inconsistencies in the notice filed by the trustees.

As of the date of this Annual Report, the Company does not know if and how the court will respond to the request of the trustees and/or if the offer of Bitan Wines will be included as part of a final binding Mega Retail arrangement.  In addition, the Company cannot estimate if a price competition between the offers of Bitan Wines and the other offers, including the offer of Ben-Moshe, will be conducted (in which case it may be feasible that Ben Moshe's Proposal will include Mega Retail, as in the proposed debt reorganization and arrangement for the Company submitted to court on May 8, 2016), or alternatively, that the Company and Ben-Moshe will work to submit an alternative debt reorganization and arrangement for the Company that doesn't include the acquisition of Mega Retail.  It is understood that there is no certainty that the court will approve the request of the Mega Retail trustees to convene meetings and/or that the offer of Bitan Wines as part of an arrangement for Mega Retail will be consummated and/or that the alternative debt reorganization and arrangement for the Company will be reached.  Therefore, as of the date of this Annual Report, the Company cannot estimate the ramifications of such notice of the trustees of Mega Retail.

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

b.	Functional currency and convenience translation

The financial statements are presented in New Israeli Shekel (NIS), which is the functional currency of the Company and most of its subsidiaries.

For the convenience of the reader, the reported NIS amounts as of December 31, 2015 have been translated into U.S. dollars, at the representative rate of exchange on December 31, 2015 (U.S. $1 = NIS 3.902). The U.S. dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

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

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

c.	Consolidated financial statements

The consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are all entities over which the Company has control. Subsidiaries are fully consolidated from the date on which control is transferred to the company. They are deconsolidated from the date that control ceases.

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

As to the presentation of subsidiaries that are presented as discontinued operation – see ae. Below.

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

Joint Arrangement

The Company applies IFRS 11 to all joint arrangements. Under IFRS 11, investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. The Company has assessed the nature of its joint arrangements. Those arrangements that are structured through separate vehicles in which the Company does not have rights to the assets or obligations to the liabilities, are considered to be joint ventures. Certain jointly owned properties, which are not structured through separate vehicles are considered to be joint operations. Joint ventures are accounted for using the equity method. The joint operation is included in the Company's financial statements based on the Company's share in the assets, liabilities, income and expenses, as determined in the joint arrangement between the parties.

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

The investment in associates is accounted for using the equity method.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

c.	Consolidated financial statements (continued)

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

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Purchased land is not depreciated. Depreciation of other assets is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives, as follows:

Years
Leased lands	50-100
Buildings	50
Leasehold improvements	12
Motor vehicles	5-7
Furniture, equipment and installations	5-16 (mainly 16)

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

g.	Investment property

1)	Investment property is held for long-term rental yields or value appreciation and is not occupied by the Company. Investment property is initially measured at cost, including transaction costs. Subsequent to initial recognition, investment property is stated at fair value, reflecting market conditions, determined at least annually by one of the following independent appraisers, "Haushner Civil Eng. & Real Estate Appraisal Ltd.", "Greenberg Olpiner & co." and "Barak Friedman Cohen & Co. Economic & Real Estate Appraisal."

2)	Fair value of investments property is based on current prices in an active market-to the extent these are available, adjusted, if necessary, for any differences in the nature, location or condition of the specific asset. If such information is not available, the Company uses alternative sources such as recent prices on less active markets or discounted cash flow projections.

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

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

g.	Investment property (continued)

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

When exiting an activity, a proportional amount of goodwill is attributed to the carrying amount of the sold activity.

Goodwill impairment reviews are undertaken at least annually. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment is recognized immediately as an expense and is not subsequently reversed. Due to the events in 2015, goodwill attributed to the retail activities of the company (Food and Houseware & Textile) was tested for impairment and was written off entirely (see note 17 and 8b). The impairment loss was classified within discontinued operations.

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

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

h.	Intangible assets (continued):

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

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

k.	Financial assets (continued):

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

l.	Customers' deposits

The amounts presented as at December 31, 2014 reflect the amounts that can be demanded by customers upon the return of containers and other loaned equipment and presented among current liabilities. As of December 31, 2015, these are presented as part of a disposal group held for sale.

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

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

t.	Current and deferred income taxes (continued):

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

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

u.	Employee benefits (continued)

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

Profit sharing and bonus plans

The Company accrues for bonuses and profit-sharing for certain employees. The Company recognizes a provision where contractually obligated or where there is a past practice that has created a constructive obligation.

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

Other comprehensive income for discontinued operations is presented separately (comparative figures have been adjusted retrospectively to conform with such presentation). See also ae. below.

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

Sales of goods – retail (mainly discontinued operations)

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

Sales of goods – wholesale (mainly discontinued operations)

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

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

x.	Revenue recognition (continued)

Sales are recorded based on the price specified in the sales contract, net of estimated volume discounts returns at the time of sale. No element of financing is deemed present as the sales are made under normal credit terms, which are consistent with market conditions.

Sales of oil products, lubricants and gas are recognized at the date of supply to the customer.

Rental revenue

The Company’s lease agreements are “net” lease agreements, which require the tenants to pay all property related expenses. The rental revenue is recognized on a straight-line basis over the rent period. Contingent rentals (such as revenue based rentals), are recognized when their payment is probable.

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

Revenue from sale of residential units (associated company) are recognized, in general, when the unit is delivered to the customer.

Revenue and costs of construction contracts (associated company) are recognized in accordance with the stage of completion at the end of the reporting period, provided the outcome of the contract can be reliably measured. Loss is recognized immediately, if expected total costs exceed contract revenue.

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

ac.	Non-current assets and disposal group held for sale and discontinued operations

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

A component of an entity that has been disposed of, or is classified as held for sale, and represents a separate major line of business or geographical area of operations that is a part of a single co- ordinated plan of sale, is classified as discontinued operations.

Income and expenses relating to discontinued operation are presented net in the statement of income and comprehensive income, as a separate line item, net of related taxes; the gain or loss from disposition, or from the adjustment of the disposal group carrying amounts to its fair value less cost to sell, is presented as part of this line items.

Comparative figures in the statements of income and comprehensive income are retrospectively restated in order to present the discontinued operation, separately from the continuing operations of the Company. Intercompany transactions between the continuing and discontinued operations are eliminated.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

ad.	New and Amended IFRS and Interpretations

New International Financial Reporting Standards, Amendments to Standards and New interpretations

Standards, amendments and interpretations which are effective for the financial year beginning on 1 January 2015 are not material to the group.

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning on or after 1 January 2016, and have not been applied in preparing these consolidated financial statements. None of these is expected to have a significant effect on the consolidated financial statements of the Company, except the following set out below:

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

IFRS 15, ‘Revenue from contracts with customers’ deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service.

The standard replaces IAS 18 ‘Revenue’ and IAS 11 ‘Construction contracts’ and related interpretations. The standard is effective for annual periods beginning on or after 1 January 2018 and early adoption is permitted. The Company is assessing the impact of IFRS 15.

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

The following analysis, and the details relating to financial instruments as of December 31, 2015, apply to the continuing operations of the company, and are not necessarily comparable to the information for December 31, 2014, presented herein, which include also the discontinued operations.

(1)	Market risk

(a)	Price risk

The Company is exposed to price risk in respect of its investments in debt securities and equity securities that are classified as available for sale or at fair value through profit or loss. To manage its price risk arising from investments in debt securities and equity securities, the Company diversifies its portfolio in accordance with pre-defined limits.

The Company invests in Israeli Government debt securities and debt securities of entities that are publicly traded on the Tel Aviv stock exchange that have a minimum rating of A at the date of investment, which comprise most of its investments and in debt securities that are traded in the US market that have a minimum rating of B at the date of investment. The Company manages the equity price risk through diversification and by placing limits on individual and total equity instruments. Reports on the equity portfolio are submitted to the Company’s senior management on a regular basis.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued):

a.	Financial risk factors (continued)

(1)	Market risk (continued)

(a)	Price risk (continued)

Also, because of their designation as held for sale, the Company's holdings in Dor Alon and Naaman are exposed to changes in their market price, or realization value. The shares of these subsidiaries are quoted in the Tel Aviv Stock Exchange.

An increase/decrease of 1% in the market price of Dor Alon would decrease/increase post tax loss from discontinued operations in the amount of NIS 4.3 million.

The investment in Naaman is presented at its book value, due to the lack of trading in Naaman's shares, management is in the opinion that market value of Naaman does not represent fair value.

The table below summarizes the impact on the Company’s post-tax profit for the year and on Comprehensive income of an increase/decrease of 5% in the market price of the investments (excluding the holdings in Dor Alon and Naaman). The analysis is based on the assumption that all other variables are held constant.

	Year ended December 31
	2013	2014	2015	2013	2014	2015
	NIS in millions
	Impact on post-tax profit			Impact on Comprehensive income
Government bonds	1.1	0.6	-	6.5	5.6	2.9
Corporate bonds	1.7	1.3	-	3.9	3.6	2.1
Equity securities	3.7	1.3	1.4	11.0	6.4	1.9
	6.5	3.2	1.4	21.4	15.6	6.9

Post-tax profit for the year would increase/decrease as a result of gains/losses on debt or equity securities classified as at fair value through profit or loss. Comprehensive income would increase/decrease, in addition to gains/losses from securities classified as fair value through profit or loss, as a result of gains/losses on debt or equity securities classified as available for sale (unless impaired, in which case the decline in fair value will be recognized directly in income or loss).

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued):

(1)	Market risk (continued)

(b)	Index linkage risk

As at December 31, 2015, the excess of financial liabilities over financial assets linked to the CPI was NIS 2,217 million (2014: NIS 2,685 million).

At December 31, 2015 if the CPI had increased/decreased by 1% with all other variables held constant, post-tax profit for the year would have decreased/increased by NIS 16.3 million (2014: NIS 19.7 million).

During 2015, the CPI decreased by 0.9% (2014 – decreased by 0.1%).

BSRE has also commitments that are linked to the Israeli Inputs Building Index (hereafter- the Building Index), resulting from engagements with building contractors. Changes in the Building Index affect the costs of construction of investment properties; as of December 31, 2015, BSRE has NIS 302 million under construction agreements including commitments of an associate company (Residence Company) which has engagements with contractors to build the apartments that are linked to the Building Index. The Company mitigates its exposure to this risk, by linking the apartment purchasing agreements to the Building Index.

During 2015, the Building index increased by 0.9% (2014 – 0.8%).

As to the Company's commitments for future minimum payments under non-cancelable operating leases, most of which are linked to the CPI for the years subsequent to the statement of position dates, see note 34a.

(c)	Cash flow and fair value interest rate risk

Borrowings issued at variable rates expose the Company to cash flow interest rate risk. Borrowings issued at fixed rates expose the Company to fair value interest rate risk. At December 31, 2015 if interest rates on borrowings had been 1% (100 basis points) higher/lower with all other variables held constant, pre-tax profit for the year would have been NIS 6.6 million ( 2014: NIS 17.5 million, 2013: NIS 17.1 million) lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings.

Most of the fixed interest assets and liabilities of the Company (such as deposits, loans and issued debentures) are not measured at fair value through profit or loss. Therefore, any change in the interest rate as at the reporting date would not have a material effect on the income statement.

The Company’s investments in debt securities earning fixed rates of interest and short-term deposits expose the Company to fair value interest rate risk. At December 31, 2015 if interest rates had been 5% higher/lower with all the other variables held constant other components of equity would have been NIS 5.0 million ( 2014: NIS 7.2 million, 2013: NIS 7.1 million), lower/higher mainly as result of the decrease/increase in the fair value of these debt securities classified as available for sale.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued):

(1)	Market risk (continued)

(c)	Cash flow and fair value interest rate risk (continued)

(2)	Credit risk

Credit risk is managed separately by each of the Company's operating units. Credit risk arises from cash and cash equivalents, securities, short term deposits with banks as well as credit exposure to retail and wholesale customers.

Cash and cash equivalents, deposits and securities are maintained with major banking institutions in Israel.

The Company's investments include Israeli Government debt securities and debt securities of entities that are publicly traded on the Tel Aviv Stock Exchange and the U.S. market, and that have a minimum rating – see 1(a) above. According to the Company's investment policy, there are no significant concentrations of credit risk in respect of investments in debt securities.

Sales of gift certificates are made on terms of credit of up to 120 days to a large number of different entities.

Approximately 60% of BSRE rental income is derived from the Company's former subsidiary – Mega (see also Note 5b.) for which no collateral have been received; collaterals exist for other third party lease agreements of investment property.

Balances owed to BSRE by the residence company and the mall company amount to NIS 84.5 million and NIS 80.9 million, as of December 31 2015 and 2014, respectively; BSRE expects that profits from the wholesale market project will serve to repay this debt. In addition, the other shareholders of these companies provided guarantee in favor of BSRE in respect of these loans, and therefore the credit risk of these loans is considered by BSRE as low. The residence company (associated company) receives advances from residence customers, and in no case transfers the possession to the customer before full payment is made.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued):

(1)	Market risk (continued)

(c)	Cash flow and fair value interest rate risk (continued)

(3)	Liquidity risk

As of December 31, 2015, the deterioration in the Company's debt rating has caused a breach in financial covenants of certain debt instruments; as explained also in Note 5a the Company has undertaken certain Mega Retail's obligations and has committed to provide certain funding to Mega (see also Note 5a). As of the issuance of these financial statements, there are preliminary understandings between the Company and its creditors on certain debt restructuring and settlement, while negotiations are still in progress with respect to the finalization of the sale of the Company shares to Ben Moshe (see Note 37), which, if successful, will provide funding to the Company's operations and enable the full repayment of creditors debt (see note 1b – the company liquidity position).

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

The table is presented on the basis of the contractual obligations. Hence the Company's liabilities that are classified as current as a result of default, are assumed to be paid in the first period. Guarantees that have been provided for (see note 5a), are included in the first period. As to the possible debt arrangement between the Company and its creditors and its terms – see Note 37.

Most of the BSRE's financing agreements, include a continuation of control clause, and may default in case of a change in control over BSRE. However, management of BSRE has proclaimed that it estimates that, due to its financial well standing, the small leverage, and the existence of NIS 2 billion in value of assets that are not pledged, it will be able to obtain additional financing as it may require and that the liquidity risk in this case is low. Such defaults have not been taken into account in the table below.

The table does not include the following:

-	liabilities for operating leases, and the related embedded derivatives. Contractual cash flows for operating leases are presented in note 34a. Cash flows relating to the conversion component of convertible debentures are included in the maturities of the debentures above.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued):

(c)	Cash flow and fair value interest rate risk (continued)

(3)	Liquidity risk (continued)

-	Liabilities of disposal groups (these are assumed to be extinguished concurrently with the realization of the assets of such disposal groups);

Between BSRE and Blue Square there is a deposit / borrow agreement under which it can deposit / borrow monies on on-call terms of up to NIS 50 million (see note 36f) that may affect Blue Square liquidity.

	December 31, 2015
	Less than 1 Year	Between 1 and 2 Years	Between 2 and 5 Years	Over 5 Years	Total
	NIS in thousands
Credit and loans from banks and others	384,960	-	-	-	384,960
Loans from controlling shareholders	110,000	-	-	60,000	170,000
Trade payables	17,999	-	-	-	17,999
Other payables	403,366	-	-	-	403,366
Mega's suppliers option	61,000	-	-	-	61,000
Bank loans and other	206,573	39,890	115,006	357,945	719,414
Debentures and convertible debentures	631,687	328,238	816,742	321,235	2,097,902
Foreign exchange contracts	1,593	-	-	-	1,593
Total	1,817,178	368,128	931,748	739,180	3,856,234

	December 31, 2014
	Less than 1 Year	Between 1 and 2 Years	Between 2 and 5 Years	Over 5 Years	Total
	NIS in thousands
Credit and loans from banks and others	782,621	-	-	-	782,621
Trade payables	1,195,822	-	-	-	1,195,822
Other payables	433,809	-	-	-	433,809
Bank loans and other	339,324	407,946	646,362	532,116	1,925,748
Debentures and convertible debentures	570,596	478,868	1,185,068	698,546	2,933,078
Other long-term payables	1,060	-	-	28,212	29,272
Total	3,323,232	886,814	1,831,430	1,258,874	7,300,350

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued):

b.	Capital risk management

The company has capital deficiency that results from accumulated losses and the recognition of considerable impairments of its assets during 2015 and 2014.

In 2015, the company received financial support from its controlling shareholder - see also note 36d. In addition, as more detailed in note 37b, the parent company has approved, subsequent to December 31, 2015, a third party's offer to acquire its holding and rights in the Company. If the transaction with the potential buyer is not completed, the company will need to continue the process of selling any of its assets in order to create value, and settle its liabilities.

As of December 31, 2015, the Company has no retained earnings available for distribution under the Israeli Company's Law, see also Note 1b.

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

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued):

The following tables present the Company’s financial assets and liabilities that are measured at fair value at December 31, 2015 and 2014:

December 31, 2015	Level 1	Level 2	Level 3	Total balance
	NIS in thousands
Assets:
Financial assets at fair value through profit or loss:
Investment in equity securities – property company	-	-	38,207	38,207
Available for sale financial assets:
Government Bonds	79,561	-	-	79,561
Corporate bonds	55,833	-	-	55,833
Investment in equity securities	14,187	-	-	14,187
Total assets	149,581	-	38,207	187,788
Liabilities:
Derivatives:
Conversion component embedded in convertible debentures	-	121	-	121
Mega's suppliers option	-	-	61,000	61,000
Total liabilities	-	121	61,000	61,121

December 31, 2014	Level 1	Level 2	Level 3	Total balance
	NIS in thousands
Assets:
Financial assets at fair value through profit or loss:
Government Bonds	17,388	-	-	17,388
Corporate bonds	35,078	-	-	35,078
Investment in equity securities	11,825	-	-	11,825
Money market fund	13,978	-	-	13,978
Embedded derivatives in rent agreements	-	4,504	-	4,504
Forwards contracts over foreign currency	-	589	-	589
Investment in equity securities – property company	-	-	22,454	22,454
Available-for-sale financial assets:
Government Bonds	134,778	-	-	134,778
Corporate bonds	61,826	-	-	61,826
Money market fund	45,195	-	-	45,195
Investment in equity securities	20,305	-	-	20,305
Investment in equity securities – gas exploration companies	9,906	49,377	-	59,283
Total assets	350,279	54,470	22,454	427,203
Liabilities:
Derivatives:
Conversion component embedded in convertible debentures	-	121	-	121
Forwards contracts over foreign currency	-	-	-	-
Forwards contracts over Israeli CPI	-	1,060	-	1,060
Rent agreements	-	1,931	-	1,931
Total liabilities	-	3,112	-	3,112

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

If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Specific valuation techniques used to value financial instruments include:

▪	Quoted market prices or dealer quotes for similar instruments.
▪	The fair value of forward contracts over the Israeli CPI are calculated as the present value of the estimated future cash flows based on observable yield curves.
▪	The fair value of forward foreign exchange contracts is determined using forward exchange rates at the statement of financial position date, with the resulting value discounted back to present value.
▪	For the equity securities which includes an investment in a property company and an investment in gas exploration companies:

The valuation of the property company is presented in level 3 and based on the following:

1)	Current transaction values of nearby residential and commercial properties;
2)	The assumption for variables such as the discount rate, the liquidity spread, occupancy rates of shopping centers and inflation rates of apartment prices we used to value other real estate properties as adapted for the specific nature of this real estate property as well as an estimate of the related expected cash flows such as the selling value of the asset and the date the sale is expected to occur; and
3)	The tax rates applicable to the income generated by the investee; and
4)	After deducting the property company's recorded liabilities.

▪	For Mega's Supplier's options to covert debt to Company's shares (note 5a) - the valuation is presented in level 3 and is based on Monte Carlo model of valuation to predict the market price of the shares, using 5,000 future scenarios and recovery rate and priority in redemption, as evaluated by management under the following parameters: share price of NIS 1.73, standard deviation – 90.6%, risk free interest of 0.13%.

During 2015, the Company recorded additions to level 3 category that included the liability to Mega's supplier's option recognized in the amount NIS 61 million; changes in financial assets at level 3 category include only gain from changes in the fair value of equity securities, in the amount of NIS 21.2 million.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued):

d.	Financial Instruments by category

	December 31, 2015
	Loans and Receivables	Assets at fair value through the profit or loss	Available for sale	Total
	NIS in thousands
Current:
Cash and cash equivalents	243,283	-	-	243,283
Investment in securities	-	38,207	149,581	187,788
Trade receivables	3,765	-	-	3,765
Other receivables excluding prepayments and other	31,132	-	-	31,132
Non-Current:
Loans to associates	144,837	-	-	144,837
Other long-term receivables	88,201	-	-	88,201
Total	511,218	38,207	149,581	699,006

	December 31, 2015
	Other financial liabilities at amortized cost	Liabilities at fair value through the profit or loss	Total
	NIS in thousands

Credit and loans from banks and others	491,428	-	491,428
Trade payables	17,999	-	17,999
Other account payables and accrued expenses	377,651	-	377,651
Loans from banks and others	655,204	-	655,204
Convertible debentures	30,067	-	30,067
Conversion component embedded in convertible debentures	-	121	121
Debentures	1,820,305	-	1,820,305
Derivatives financial instruments	-	62,593	62,593
Provisions	32,291	-	32,291
Income tax payables	2,582	-	2,582
Other liabilities	6,120	-	6,120
Total	3,433,647	62,714	3,496,361

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

Cash and cash equivalents and short term bank deposits

Most of the Company's Cash and cash equivalents and short term deposit at December 31, 2014 and 2015 were deposited with major Israeli banks.

Available-for-sale debt securities

As described above, most of the Company's investments are publicly traded on the Tel-Aviv Stock Exchange and the us market and are independently rated with a minimum A at the date of investment.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued):

f.	Composition of financial instrument balances:

5)	The currency exposure of the Company's monetary assets and liabilities and equity instruments and their fair values are as follows:

	December 31, 2015
	NIS linked to CPI	NIS unlinked	US Dollar	Other currencies	Other(*)	Total	Fair value
	NIS in thousands
Assets:
Cash and cash equivalents	-	239,001	4,282	-	-	243,283	**
Investment in securities	56,820	57,455	21,041	-	52,472	187,788	**
Trade receivables	-	3,765	-	-	-	3,765	**
Other accounts receivables	-	31,132	-	-	-	31,132	**
Loans receivable	-	144,837	-	-	-	144,837	**
Other long-term receivables	84,463	3,738	-	-	-	88,201	**
Total assets	141,283	479,928	25,323	-	52,472	699,006

Liabilities:
Credit and loans from banks and others	181,113	310,315	-	-	-	491,428	**
Trade payables	-	17,059	940	-	-	17,999	**
Other accounts payable and accrued expenses	8,196	369,455	-	-	-	377,651	**
Income tax payables	2,582	-	-	-	-	2,582	**
Provisions	15,510	16,781	-	-	-	32,291	**
Loans	295,947	359,257	-	-	-	655,204	625,717
Debentures	1,820,305	-	-	-	-	1,820,305	1,819,667
Convertible debentures	30,067	-	-	-	-	30,067	30,700
Other long-term liabilities	3,083	3,037	-	-	-	6,120	**
Derivative financial instruments	1,593	61,000	-	-	-	62,593	**
Total liabilities	2,358,396	1,136,904	940	-	-	3,496,240

(*)	Financial instrument that are not monetary assets
(**)	The fair value of these monetary balances is usually identical or close to their carrying value.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued):

f.	Composition of financial instrument balances (continued):

6)	Changes in the exchange rates of the US dollar and the Israeli CPI, in the reported periods are as follows:

Year	Exchange rate of the US dollar	Israel known CPI *
	%	%

2015	0.3	(0.9)
2014	12.0	(0.1)
2013	(7.0)	1.9

*	Calculated based on published CPI date (through November of each year)

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

1)	Provisions with respect to guarantees and funding commitments in respect of Mega Retail.

As detailed in Note 5b, the Company's provision with respect to its guarantees and funding commitments towards Mega Retail were measured under the best estimate model, and is based on the assessment of most likely scenarios. These scenarios may or may not happen, or have different timing than assumed. In addition, some of the amounts were determined on the basis of legal interpretation of the Company and its legal advisors. Should the outcome and realization of such guarantees and commitments be different from the assumptions and interpretations used for measurement, the Company may be required to recognize additional expenses.

2)	Provisions for claims

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

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued):

3)	Goodwill and indefinite life intangible assets

The Company tests at least annually whether goodwill and indefinite life intangible assets of continuing operations have been impaired. The recoverable amount of the cash-generating unit (CGU) to which goodwill has been allocated is determined mostly based on value-in-use calculations.

During, 2015, certain goodwill and property impairments were recognized, which relate to the discontinued operations of Naaman and Mega respectively, see also note 7.

4)	Fair value of disposal groups:

Following the classification during 2015 as disposal groups that are held for sale, the holdings in Dor Alon and Naaman (see also Note 7), are stated at the lower of their book value, or fair value less cost to sale. Estimates and judgments are required in order to determine whether the market value represents the fair value of those holdings and the amounts of costs to sell. Consequently, Dor Alon net assets at December 31, 2015, was written down to the market value of its shares (level 1).

5)	Change in fair value of investment property

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

When the rate used for discounting cash flows is different by 0.5% from management estimate the fair value of investment property will be NIS 191 million higher or NIS 167 million lower. When the discount rate used for the valuation of the property of the mall company (50% joint venture, presented under the equity method of accounting – see also Note 6), is different by 0.5% from its management estimate, the carrying amount of the investment in the mall company will be NIS 77.4 million higher, or NIS 69.2 million lower.

6)	Income taxes and deferred taxes

The Company recognizes liabilities for anticipated tax exposures based on estimates of whether additional taxes will be due. Where the final outcome of these matters differs from the amounts that were recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

In addition, the Company recognizes deferred tax assets and tax liabilities based on the difference between the carrying value of such assets and liabilities and their amount for tax purposes. The Company continually assesses the recoverability of deferred tax assets, based on historical taxable income, expected taxable income, the expected timing of the reversals of temporary differences and the application of tax planning strategies (including actions taken with respect to tax saving and utilization of tax losses), taking into account market expectations, the duration of successive tax losses and their magnitude (see also note 31j). When the Company, as a result of these assessments, reduces deferred tax assets (or increase deferred tax liabilities), the Company's effective tax rate will increase and negatively affect its results.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – SUBSIDARIES

a.	Recovery plan and loss of control over Mega Retail Ltd, ("Mega")

General

Until the middle of 2015, Mega was wholly owned and controlled subsidiary of the Company. In June 2015, under an agreement signed by the Company, Mega and the employees union of Mega (as detailed below), Mega's employees received a right for the allocation of 33% of Mega's shares, to a private Israeli corporation to be formed by the employees' representatives. In July 2015, under Mega's reorganization arrangement, it was determined that Mega's Board will be composed of seven members, only three of whom would be appointed by the Company and by that, the Company actually lost control of Mega (see below). On January 18, 2016 Mega entered into a stay of proceedings and trustees were appointed for Mega; as from that date the Company has no influence over the management of Mega.

Mega has accumulated significant losses in recent years. The losses of Mega and its subsidiaries in the years 2014 and 2013 amounted to: NIS 423 million and NIS 124 million, respectively. In addition, the Company recorded in the income statement for 2015 a loss of NIS 562 million in respect of Mega.

Agreement with the employees and recovery plan from July 2015

After giving consideration to Mega's deterioration, on June 21, 2015, a collective agreement and understanding letter were signed between Mega's management, BSI, Mega's employee committee and the Histadrut (General Federation of Labor in Israel) ("the employees' agreement"), effective from April 1, 2015. The following are the principles of the employee agreement:

1)	Closing of 32 losing branches of Mega and discontinuing the employment of employees in the branches to be closed and reduction of personnel in the headquarters.
2)	The employees waived part of their wage cost and certain retirement term of the employees whose employment will be discontinued.
3)	The allocation of 33% of Mega's share capital (by way of issuing new shares or by transferring Mega's shares held by the Company) to a legal corporation to be established by the employees' representatives for the active and permanent employees. The established corporation will be entitled to appoint one-third of the Mega's Board members, who are not external directors, and in any event not less than two members, where one is the chairman of the employees committee and the other is a professional party ("The professional party"). As of the date of these financial statements date, the shares were not yet allocated.
4)	The Company undertook under the employees' agreement to provide certain credit lines during the first five years of the agreement. This commitment was replaced by a commitment to extend higher credit lines to which the Company agreed under Mega's recovery plan (see below).

Mega's recovery plan

On June 29, 2015, Mega filed with the District Court in Lod a recovery plan for Mega under which a petition was filed also under section 350 of the Companies' Law-1999 to convene meetings of certain of Mega's creditors: employees, suppliers, property owners and the banks, in order to reach an arrangement with each of these creditor groups as part of the recovery plan. On July 1, 2015, the court approved the convening of meetings and granted Mega an interim period of two weeks during which it will be able to formulate a recovery plan with the creditors.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – SUBSIDARIES (continued):

Mega's recovery plan (continued):

On July 12, 2015, the creditors' meetings of the Company convened for the purpose of voting on the arrangements being presented to them.

On July 14 and 15, 2015, the Court approved the creditors' arrangement ("the arrangement approval date"). Under the arrangement, the Company assumed various liabilities as follows:

1)	Supporting Mega - the Company committed to extend to Mega, effective June 1, 2015, NIS 320 million, as follows:

NIS 240 million by way of loans or guarantees, of which NIS 160 million would be converted into Mega's share capital (before allocating 33% of Mega's share capital to the employees by virtue of the employees' agreement signed on June 21, 2015). The balance of NIS 80 million beyond the amount converted to share capital, would be repaid only after the full repayment of the effective debt to banks and suppliers (as defined in the arrangement).

NIS 80 million as a credit line for working capital, based on the current needs of Mega and at its request when necessary.

2)	Liabilities regarding guaranteed and shared bank debts - the debts of Mega and Eden Teva Market Ltd. to banks that were secured by the Company's guarantee or debts that are shared by Mega and the Company (the guaranteed debt) would be paid by the Company without derogating from the Company's right to stand in the creditors' shoes in respect of the paid debt under the conditions set forth in the arrangement. The total guaranteed debt as of December 31, 2015 is NIS 301 million on account of Mega and NIS 29 million as on account of Eden.

3)	Arrangement with suppliers - under the arrangement with Mega's suppliers it was agreed that 30% of past debts to Mega's large suppliers (namely suppliers to whom Mega's debt is higher than NIS 800,000 on the effective date) ("the deferred debt") shall be deferred for two years ("grace period") and shall be repaid, effective from July 15, 2017, in 36 equal monthly installments (the repayment period). The deferred debt shall bear in the grace period, interest (unlinked) at 2% per annum (grace interest) and shall bear in the repayment period, interest (unlinked) at 3% per annum (repayment interest). The deferred debt shall not be linked. Each large supplier shall be granted a non-marketable option for five months from the issuance date of such option to convert its respective share of the deferred debt (in whole or in part) into the Company's shares by allocating shares in lieu of the deferred debt to the supplier(the suppliers' option).

During the first two months from the allocation date of the suppliers' option, the exercise price shall be the price of the Company's share in the rights issuance date (base price).

Upon the elapse of two months from the allocation of the option, the exercise price of the option shall be the higher of: the closing price of the Company's share during 30 trading days that preceded the conversion or 120% of the base price. According to the debt arrangement, the deadline for issuing the options shall be January 15, 2016. Due to regulatory limitations, such options were not issued until such deadline and on January 12, 2016 the Company filed a motion to adjourn the date of the options issuance. Due to Mega's entry into stay of proceedings, the Company filed the court with a new motion requiring the court to instruct that since Mega has entered into a stay of proceedings the commitment of the Company to issue of the suppliers' options is no longer valid. In addition, it was emphasized to the court that the Company still has regulatory limitations to issue the option, should it be instructed by court to do so. A decision has not yet been rendered in the above motion.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – SUBSIDARIES (continued):

Mega's recovery plan (continued):

4)	Waiver of control in Mega's Board – under the above reorganization arrangement, the Company agreed that Mega's Board will be composed of seven members, only three of whom shall be appointed by the Company, two members shall be appointed by the employees, one director shall be appointed by Mega out of a list of five candidates to be recommended by the President of the Manufacturers Association and one director shall be appointed by the court based on the bank's recommendation. Following this ruling, the Company lost the majority in Mega's Board and as a result lost the control of Mega. Following the loss of control, the investment in Mega is presented on an equity basis.

On July 20, 2015, the Company's Board approved the provisions of the creditors' arrangement that relate to the Company, subject to the approval of the arrangement with Discount Bank regarding a deferral until September 30, 2015 of the repayment of on call loans made by Discount Bank to the Company.

On July 27, 2015, the Company reached an agreement with Discount Bank under which the bank shall not require an immediate repayment of on call loans until September 30, 2015, and by that the condition precedent for approving the arrangement of Mega was met by the Company.

After the approval of the recovery plan, Mega closed 32 branches and two other losing branches were closed (in addition to the initial agreement), and 1,200 employees were dismissed; Mega negotiated with its main lessor, BSRE, from which it received a discount of 9% in rental fees as from November 1, 2015 for 24 months. (See below). This discount was conditioned upon Mega Retail not being subject to a stay of proceedings. Once Mega Retail became subject to a stay of proceedings, this discount is no longer in effect.

In November 2015, Mega has reached a decision to sell all 22 branches in the sub chain, YOU. The sub chain, YOU, constituted Mega's discount chain which employed more than one thousand employees. The sale of the sub chain, YOU, was made quickly for a total of NIS 130 million and reaching agreements with the employees' committee and the Histadrut on the employment termination of more than an additional one thousand employees.

According to the information reported by Mega, after the sale of these discount stores, Mega planned to be left with 120 stores of its branches "Mega in Town" located in the city centers, in the best locations – a chain that for years operated well with good profitability having a great potential to return to a reasonable profitability. Simultaneously, BSI and Mega negotiated with various potential investors to make an additional investment in Mega.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – SUBSIDARIES (continued):

Mega's recovery plan (continued)

In January, 2016, some of Mega's large suppliers notified Mega that they will not supply goods to Mega, but against cash payment only.

Under these circumstances, Mega's board resolved on January 17, 2016 to file an urgent motion with the district court in Lod seeking a stay of proceedings and the appointment of a trustee. On January 17, 2016, a temporary stay of proceedings order was rendered, and on January 18, 2016, an order of stay of proceedings was rendered for 30 days and three trustees were appointed to Mega. The court authorized the trustees to operate for the recovery and sale of Mega reaching a creditors' arrangement and examine the completion of the recovery plan from July 2015. On February 14, 2016, the order was extended for an additional three months until May 17, 2016.

b.	Deconsolidation of Mega

As explained in a. above, through June 30, 2015, the financial statements of Mega were consolidated with the Company's financial statements. As a result of the loss of control over Mega, in the beginning of the third quarter of 2015, the Company deconsolidated Mega, and recognized the liabilities in respect of its holding in Mega at their fair value on that date (equity holding in Mega was valued at nil due to its capital deficiency); The fair value was determined based on the Company's guarantees in respect of Mega obligations, as of that date (relocated employees, lessors and vendors' credit insurers), and the commitments and obligations that the Company undertook under the debt settlement arrangement as approved by court (repayment of collateralized debt, funding obligation and options granted to major Mega's vendors); consequently, the Company recognized on that date an obligation of NIS 654 million. The difference between the fair value of the obligation, as above, and the carrying amount of the net negative investment in Mega in the Company's books on deconsolidation, of NIS 78, was recognized as loss from the loss of control over Mega, and was included among the results from Megas' discontinued operations. Comparative figures in the statement of income or loss and comprehensive income and Mega results through June 30, 2015 (before loss of control), were restated so as to present Megas results under Discontinued Operations.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – SUBSIDARIES (continued):

b.	Deconsolidation of Mega (continued):

Subsequent measurement of the different obligations was made under the following accounting policy:

The obligation with respect to the different guarantees provided to Mega – on the basis of the higher of the fair value of the different components, and a provision based on management best estimate as to the timing and the amounts it will have to pay, per IAS 37:"Provisions, Contingent Liabilities and Contingent Assets". As at December 31, 2015, the balance of the above obligation was determined using the "best estimate" model, taking into account the expected outcome of the most likely scenarios. The possible recovery from Mega of amounts that the Company will be required to pay under such obligations was not taken into account, as the recognition of any contingent assets, in this case, does not meet the accounting threshold for recognition under the above standard (IAS 37).

The balance of the Company's NIS 320 million funding commitment presented within other accounts payable and accruals as of December 31,2015, is after taking into account the timing and amounts of cash and cash in-like transfers that, in the opinion of management, based inter-alia on its legal advisors, are considered as payments under or in the framework of this obligation.

The right granted to Mega's major vendors to convert their debt to ordinary shares of the Company (Mega's Suppliers Options) is a derivative financial instrument, and is presented at fair value through profit and loss; see note 3c.

These values are based on updated estimates and assessments made by Company's management, with regard to the outcome of the above guarantees and funding obligations (see also Note 4a). These assessments are based inter-alia on the Company's legal advisors assessment of the legal state of affairs.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – SUBSIDARIES (continued):

Mega's recovery plan (continued)

b.	Deconsolidation of Mega (continued)

Losses resulting from the subsequent measurement as above, amounting NIS 138 million, were carried to separate line item in the income statement. As a result of the above, commencing the third quarter of 2015, the Company does not include its share in Mega results, but only the differences in the value of its obligations as above.

The Company books also include provisions in respect of various matters that it may be obligated to pay in respect of Mega (i.e. National Insurance, VAT and other), for which proper provisions were made; the Company has filed a claim to Mega's trustees (see below) that is contingent on the realization of such matters.

In the opinion of the company based on the opinion of its legal advisors, the funding commitments undertaken by the Company under Mega Retail's debt arrangement, have expired once Mega Retail has applied to court in January requesting for Stay of Proceedings. There is no certainty, as well, that the Company and its legal advisors' position with respect to such expiry, will be accepted by the court. Nevertheless, having regard that this is a post December 31, 2015 date event, this position was not taken into account in the measurement of the Company's provisions as at December 31, 2015.

c.	Nomination of trustees and Subsequent events:

1)	On January 18, 2016, the District Court in Lod granted, in furtherance of the filing by Mega Ltd., of a voluntary request for a stay of proceedings, an initial stay of legal proceedings against Mega for a period of 30 days. The court also approved the appointment of Gabi Trabelsi, CPA, Adv. Ehud Gindes, and Adv. Amir Bartov as trustees for the operation of Mega Retail Ltd ("the trustees"). Their role is to manage Mega in an attempt to restore and sell Mega, either as one unit or as groups of supermarket branches, with a view towards retaining places of work for Mega employees, and to inquire whether the recovery plan was executed in full, and principally whether the Company fully complied with its obligations under the plan of recovery to support Mega.

The stay of proceedings was extended by the District Court in Lod, and is currently standing until May 18, 2016.

2)	As to actions taken by Mega trustees, and to claims and arguments presented by them – see note 33c.

d.	Eden Teva Market (a company which was held at 51% by Mega) and Dr. Baby (a company which was wholly owned by Mega)

On July 9, 2015, Eden Teva Market (Eden) filed a motion with the court for leave of a stay of proceedings order, to which was attached the creditors' arrangement proposal for the creditors of Eden Teva Market creditors. Eden's debts are estimated at NIS 81 million, excluding the banks' creditors which amount to NIS 74.6 million. Mega guaranteed the debts of Eden to Bank Leumi in the amount of approximately NIS 35.7 million and NIS 9.7 million to the First International Bank. The Company guarantees the debts of Eden to Bank Hapoalim in the amount of approximately NIS 29.2 million.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – SUBSIDARIES (continued):

Mega's recovery plan (continued)

d.	Eden Teva Market (a company which was held at 51% by Mega) and Dr. Baby (a company which was wholly owned by Mega) (continued)

On July 9, 2015, the court granted the stay of proceedings motion and rendered a stay of proceedings order to Eden and appointed a trustee for the stay of proceeding period. Under the motion for stay of proceedings, Mega filed a proposal for creditors' arrangement however, on July 22, 2015 Mega notified the court that it withdraws the proposed arrangement submitted to Eden's creditors.

On December 3, 2015, a settlement agreement between Mega and Eden was approved by the district court according to which NIS 3.8 million was paid to Eden Teva. An appeal against the settlement agreement was filed in January 2016 by a supplier of Eden Teva and a court hearing has been scheduled for July 14, 2016. On December 6, 2015, a permanent liquidation order was rendered against Eden Teva.

On July 28, 2015, a motion for the liquidation of Dr. Baby (a company held by Mega) was filed and a liquidator was appointed by the court.

e.	Information about principal subsidiaries with material non-controlling interests

As of December 31, 2015, continuing operation consists mainly of one principal subsidiary of the Company – BSRE, which is also a reporting segment of the Company – see Note 8. BSRE is a listed Company that has share capital consisting solely of ordinary shares, which are held directly by the Company and the proportion of ownership interests held equals to the voting rights held by Company. The percentage of ownership and voting rights held by the group is 53.92% and 69.71% at December 31, 2015 and 2014, respectively.

As of December 31, 2014, Dor Alon was also a principal subsidiary of the Company; During 2015, Dor Alon was classified as held for sale, and is presented as a discontinued operation and a disposal group in these financial statements (see also Note 7). The percentage of ownership and voting rights of Dor Alon held by the group at December 31, 2015 and 2014 is 63.13% and 78.43%, respectively.

For information about principal subsidiaries of the Company, see appendix.

The total non-controlling interest as of December 31, 2015 is NIS 921 million (December 31, 2014 - NIS 477.1 million), of which NIS 214.3 million is for Dor Alon (presented separately as a disposal group) and NIS 691 million is attributed to BSRE.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – SUBSIDARIES (continued):

Mega's recovery plan (continued)

e.	Information about principal subsidiaries with material non-controlling interests

Set out below are the summarized financial information for Blue Square Real Estate and Dor Alon, that have non- controlling interest that is material to the Company. As for Dor Alon presentation as discontinued operation – see also note 7.

Summarized balance sheet:

	Blue Square Real Estate*		Dor Alon
	December 31		December 31
	2014	2015	2014	2015
	NIS in thousands		NIS in thousands
Current
Assets	483,371	400,923	1,371,305	1,127,412
Liabilities	316,780	300,547	1,266,899	1,015,552
Total current net assets	166,591	100,376	104,406	111,860
Non- current
Assets	3,582,867	3,575,830	1,351,353	1,282,169
Liabilities	2,225,244	2,105,674	906,643	812,900
Total non- current net assets	1,357,623	1,470,156	444,710	469,269
Net assets	1,524,214	1,570,532	549,116	581,129
Non - controlling interest share %	30.3%	46.1%	21.6%	36.9%
Non - controlling interest share	461,684	723,701	118,741	214,283
Adjustments:
Adjustments for consolidation*	(213,622)	(32,721)	2,949	-
Fair value adjustments	-	-	89,847	847
Adjusted non- controlling interest share	248,062	690,980	211,537	215,130

*	Until June 30, 2015, a considerable part of BSRE's investment property, as classified and presented in their financial statements, were considered and classified as own-used real estate for the purpose of the consolidated financial statements of the Company, as they were leased by Mega - a former subsidiary of the Company – see also Notes 5b, and 16; hence, as at December 31, 2014 fair value step-up of such properties and their related deferred taxes, - in the amount of approximately NIS 1,050 million and NIS 245 million, respectively - were annulled for the purpose of consolidation. As a result of the loss of control over Mega, the group reclassified these properties at July 1, 2015, and presented them as investment property of the group. The fair value of these assets was carried to other comprehensive income, net of related deferred taxes, and presented as a revaluation reserve; The annulment of the fair value step-up in respect of such assets, and their related deferred taxed, amount to - NIS 945.7 million and NIS 354.5 million, respectively. As at December 31, 2015, only few of BSRE's investment property are still considered own-used by the group.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – SUBSIDARIES (continued):

e.	Information about principal subsidiaries with material non-controlling interests (continued)

Summarized income statements:

	Blue Square Real Estate				Dor Alon
	Year ended December 31				Year ended December 31
	2013	2014		2015	2013	2014	2015
	NIS in thousands

Revenues	214,460	224,528		230,841	5,179,871	4,907,737	4,011,997
Net income	148,740	191,447		109,903	46,045	43,718	34,886
Other comprehensive income	(5,347)	8,315		(3,580)	9,853	(2,143)	(2,677)
Total comprehensive income	143,393	199,762		106,323	55,898	41,575	32,209
Non- controlling interest share-%	25.2%	25.2	%***	46.1%	21.6%	21.6%	36.9%
Non- controlling interest share	36,192	50,420		48,994	12,087	8,990	11,877
Adjustments:
Adjustments for consolidation*	(16,175)	(4,702)		9,614	211	-	(550)
Fair value adjustments	-	-		-	60	(724)	-
Adjusted net income attributable to non- controlling interest	20,017	45,718		58,608	12,358	8,266	11,327
Dividends paid to non- controlling interest**	20,986	52,906		21,774	9,737	6,474	14,415

*	Annulment of revenues and changes in fair value of investment property due to own-used property (see also above).
**	See also (iii) below.
***	Represents NCI share during 2014. As of December 31, 2014 NCI share in BSRE is 30.3%

Summarized cash flows:

	Blue Square Real Estate		Dor Alon
	Year ended December 31,		Year ended December 31,
	2014	2015	2014	2015
	NIS in thousands
Cash flows from operating activities:
Income before taxes on income	261,322	151,349	51,534	52,589
Income tax received (paid), net	(17,312)	(18,271)	236	(10,543)
Adjustments to net cash provided by operating activities	(46,398)	65,484	237,232	166,828
Net cash provided by operating activities	197,612	198,562	289,002	208,874
Net cash provided by (used in) investing activities	161,520	138,629	(36,268)	102,474
Net cash used in financing activities	(525,902)	(274,324)	(248,677)	(295,861)
Increase (decrease) in cash and cash equivalents and bank overdrafts	(166,770)	62,867	4,057	15,487
Translation differences on cash and cash equivalents	53	-	-	-
Balance of cash and cash equivalents and bank overdrafts at beginning of year	226,678	59,961	52,797	56,854
Balance of cash and cash equivalents and bank overdrafts at end of year	59,961	122,828	56,854	72,341

The information above is the amount before inter- company eliminations.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - SUBSIDARIES (continued):

f.	Transactions with non- controlling interest

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

During 2014 and 2015 the Company sold 5% and 15.77%, respectively, of its shareholding in BSRE.

The difference between the consideration received and the carrying amount of the interest sold, net of the tax effect, was directly carried to equity, as follows:

	2014	2015
	NIS in thousands
Consideration received from non- controlling interests	69,695	215,871
Carrying amount of group's interest disposed of	39,952	158,474
Gain on disposal recorded within parent's equity	29,743	57,397
Taxes on income	(7,745)	(15,210)
Gain on disposal recorded within parent's equity net of tax	21,998	42,187

In April 2015, BSRE distributed NIS 30 million as dividend to its shareholders, of which NIS 10.9 million were paid to non-controlling interests. An additional dividend of NIS 30 million was distributed in June 2015, of which NIS 10.9 million were paid to non-controlling shareholders. Subsequent to December 31, 2015, BSRE Board of Directors resolved to distribute additional NIS 30 million (of which NIS 13.8 million relate to non-controlling interests), which was paid on April 7, 2016.

On May 27, 2015, Dor Alon sold 1,468,854 of its ordinary shares, that were held as treasury shares, to capital market investors for approximately NIS 50.4 million. The transaction was effected as the issuance of new shares to non-controlling interest, thereby diluting the Company's holding by 7.2% (to 71.17%). As a result of the above, the Company recognized a loss of NIS 58 million on disposal of the said 7.2% interest in Dor Alon, which was carried directly to equity.

In May 31, 2015, Dor Alon distributed NIS 50 million as dividend to its shareholders, of which NIS 14.4 million were paid to non-controlling interests.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - SUBSIDARIES (continued):

g.	Sale of Alon cellular's operations

On July 6, 2015, the Company signed an agreement with Pelephone for the sale of Alon Cellular activity. Upon the completion of the agreement, Alon Cellular shall be entitled to half the income from the transferred customers for 36 months. In addition, under the agreement, the purchaser shall be entitled to market and sell SIM cards in Mega stores in exchange for fees determined in the agreement between the parties. The agreement was subject to the approvals of the relevant parties: the Ministry of Communications and the Antitrust Authority. In September and October 2015, the required regulatory approvals were received for consummating said agreement, and in November 2015 the transaction was consummated. According to the number of transferred customers, Alon Cellular shall be entitled to a minimum consideration of NIS 10 million if its share in income from transferred customers over three years is lower than this amount. A gain of NIS 3.5 million resulted to the Company based on the minimum consideration set forth in the agreement. In December 2015, after completing the sale of the commercial activity, the Board of Alon Cellular resolved to voluntarily dissolve Alon Cellular after the Board of Alon Blue Square approved the debt forgiveness to Alon Cellular and the forgiveness of the debt balance upon the completion of the dissolution process. The Company recognized capital losses for tax purposes for the debt forgiveness amounting to NIS 85 million and took into account in the calculation of the deferred tax liabilities in 2015.

h.	Legal merger of Bee Group

On December 27, 2015, a merger agreement was signed between Bee Retail Group, a wholly owned subsidiary of the Company and the Company under which in view of broad economic considerations, the above companies agreed to cooperate by a merger the purposes of which are streamlining the activities carried out by the two merged companies while utilizing the organizational and economic advantages deriving from the merger. Under the merger, Bee Group will transfer to the Company upon the merger completion date and as of the effective date that was set for December 29, 2015, the ownership and the basic right to use all of the assets of Bee Group and the Company will absorb all of the rights and liabilities of Bee Group. The rights and liabilities of Bee Group are to be transferred to the Company AS IS and at no consideration. The existence of the merger agreement is contingent upon the fulfillment of several conditions precedent including the approval of the relevant organs approval of each of the companies, approvals of various authorities and government parties. As of the report date, the approvals were not yet received. The Company expects to receive all approvals. The Company expects that the merger will allow recognizing capital losses for tax purposes for its investments in Bee Group amounting to NIS 319 million and took into account in the calculation of the deferred tax liabilities in 2015.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

The amounts recognized in the consolidated statement of financial position are as follows:

	December 31
	2014	2015
	NIS in thousands
Associates:
Diners	195,853	-
Other associates	94,578	69,158
	290,431	69,158
Joint ventures:
City Mall Tel Aviv	226,049	227,816
Other joint ventures	460,548	81,629
	686,597	309,445
	977,028	378,603

The amounts recognized in the consolidated income statements are as follows:

	Year ended December 31
	2014	2015
	NIS in thousands
Associates:
Diners*	7,889	4,215
Other associates	(8,280)	(264)
	(391)	3,951
Joint ventures:
City Mall Tel Aviv	12,716	(1,399)
Other joint ventures	7,709	94
	20,425	(1,305)
	20,034	2,646

* The amounts recognized in the consolidated income statements include the amortization of the excess of cost arising at the time of acquisition.

As to investment in Mega, see note 5b.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

a.	Investment in associates

As of December 31, 2014 the Company had a significant associate, Diners Club Israel Ltd (hereinafter - Diners Israel), which was held directly by the Company and by a subsidiary of the Company, Dor Alon. The Company held 36.75% of the issued share capital of Diners Israel and Dor Alon holds 12.25% of the issued share capital of Diners Israel. Other associates include mainly BSRE's 49.5% shareholding in a company that builds residential units for sale as part of the wholesale market complex (see also the City Mall company under b. below).

Diners club Israel Ltd ("Diners Israel")

On December 26, 2006, an agreement was signed between the Company, and Cal - Israel Credit Cards Ltd. (hereinafter – CAL) and Diners Israel, a subsidiary of CAL, according to which, the Company jointly with Dor Alon purchased from CAL 49% of the issued share capital of Diners Israel and entered into a cooperation arrangement with CAL with respect to the customers loyalty club "YOU" operated by Dor Alon and the Company.

CAL is engaged with the issuance and clearance of VISA and Master-Card credit cards and is a principal member of the international organization of VISA and Master-card which provides it the right to use these trademarks in Israel as well as the right to issue and clear credit cards in Israel.

Diners Israel has an exclusive license to use the brand Diners in Israel by "Diners Club International Ltd" and to operate, issuance and clearance services of Diners cards.

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

On November 29, 2015, the Company entered into an agreement with Dor Alon for the sale of all of their holdings in Diners (36.75% and 12.25%, respectively, a total of 49%) to Israel Credit Cards Ltd. (ICC). On December 15, 2015, the transaction was completed in a consideration for NIS 130 million of which NIS 120.25 million were received in cash and the balance was received in January 2016. Due to the price reflected in the  transaction, the Company recorded in the second quarter of 2015 a provision for impairment on its investment in Diners of NIS 54.7 million in the statement of profit or loss under other expenses.

The sale agreement provides also for an additional contingent consideration to be received in four equal installments of NIS 5 million (on March 31 and September 30 of each of the years 2016 and 2017); such consideration will be recognized in the future subject to the fulfillment of the following conditions: (1) Continuation of the activities of the "YOU" customer club and the cooperation agreement with CAL, (2) Mega and the filling stations of Dor Alon (including their attached convenience stores) will continue to provide benefits to the YOU club members, (3) on the date of the first payment, the number of Mega stores will not be less than 115, and going forward for the remaining payments, not less than 100 stores and additional conditions, including inter-alia that no request for the liquidation, dissolution, receivership or stay of proceedings is filed with respect to Mega, that is not cancelled within 60 days. As more detailed in Note 5, on January 17 2016, stay of proceedings and the nomination of trustees were approved for Mega, and are in effect until May 17, 2016.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD (continued):

Diners club Israel Ltd ("Diners Israel")(continued)

The financial statements of Diners Israel are prepared in accordance with Israeli Generally Accepted Accounting Principles (Israeli GAAP) and the directives and guidelines of the Supervisor of Banks in Israel. These financial statements were reconciled to International Financial Reporting Standards as issued by the International Accounting Standards Board, for the purpose of accounting for the investment in Diners Israel under the equity method, until sold in 2015.

City Core Tel Aviv Ltd. ("City Core")

City Core was established by BSRE and Gindi Group under the construction project of the wholesale market complex and according to a Memorandum of Understandings dated April 15, 2010 (the MOU) that regulates the relations between BSRE and Gindi group in all that concerns the wholesale market in Tel Aviv (see note 34c). City Core is constructing 10 residential buildings with a total of 722 residential units for sale, and 54 units that are designated for low cost rental for a period of 8 years. Under the above wholesale market agreements, City Core is also obligated to build certain amenities for the municipality of Tel Aviv within the area of the residential buildings ..

As at December 31, 2015, City Core has sale agreements for 716 of the above units, in the total amount of NIS 1.9 billion (including VAT), and have received advances from purchasers of approximately NIS 1.3 billion (including VAT).

b.	Investment in joint ventures

The Company holds 50% of City Mall Tel Aviv, a principal joint venture, through its subsidiary BSRE. The shares of City Mall Tel Aviv are unlisted and there is no quoted market price available for its shares.

In addition BSRE has immaterial joint ventures which operate real estate for internal use and third party use (see appendix to the financial statements).

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

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD (continued):

Completion of purchasing the leasehold rights in the real estate (continued)

The main commercial areas under construction approximate 32,500 square meter, which are in advanced stages of construction (the mall is expected to open in the third quarter of 2016); approximately 76% of such commercial areas are leased under signed agreements or memorandum of understanding (as of December 31, 2015).

As of December 31 , 2014, due to a breach in covenants, the Mall Company has classified its bank loans as current; in June 2015 an amendment to the agreement was signed providing an expansion of the long-term credit line for the project to NIS 1 billion. The credit line is payable within 3 years from the opening of the mall and no later than September 30, 2019.

c.	Summarized financial information of City Mall Tel Aviv

Financial position statement data (100%):

	December 31
	2014	2015
	NIS in thousands
Assets:
Current assets	42,682	24,873
Non-current assets	1,101,830	1,298,278
	1,144,512	1,323,151
Liabilities:
Current liabilities	573,739	42,193
Non-current liabilities	374,428	1,083,352
	948,167	1,125,545
Net Assets	196,345	197,606

Summarized statement of income (100%):

	Year ended December 31
	2014	2015
	NIS in thousands

Revenues-increase in fair value of investment property under construction, net	36,712	11,023
Other income	928	-
Taxes on income	9,200	870
Net income	25,431	(2,802)

Reconciliation of summarized financial information:

Reconciliation of the summarized financial information presented to the carrying amount of the Company's interest in City Mall Tel Aviv

	Year ended December 31
	2014	2015
	NIS in thousands

Net assets	196,345	197,606
Interest in joint venture-%	50%	50%
Interest in joint venture	98,173	98,803
Loans granted by BSRE	127,876	129,013
Carrying value	226,049	227,816

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – DISPOSAL GROUPS CLASSIFIED AS HELD FOR SALE and discontinued operations:

a.	Disposal groups classified as held for sale, as presented in the statement of financial position at December 31, 2015, are comprised mainly of Dor Alon and Naaman, These segments and Mega, are also classified as discontinued operations (see b. and c. hereafter). The breakdown of the amounts presented in the financial statements are as follows:

1)	Consolidated statements of financial position as at December 31, 2015:

	Disposal groups held			Other assets
	for sale			held for
	Dor Alon		Naaman	sale	Total
	NIS in thousands
Assets:
Cash and cash equivalents	73,012		7,047	-	80,059
Other current assets	1,054,401		111,945	-	1,166,346
Non-current assets:				-
Property, plant and equipment, net	781,345		22,158	-	803,503
Investment property	19,000			23,000	42,000
Investments under the equity method	407,970		-	-	407,970
Intangible assets	801,675		97,670	-	899,345
Other	136,050		7,340	-	143,390
Less- Provision for impairment of net assets	(714,413	)*	(83,900)	-	(798,313)
	2,559,040		162,260	23,000	2,744,300
Liabilities:
Current liabilities	1,024,613		92,045	-	1,116,658
Long-term loans	442,743		10,656	-	453,399
Debentures	353,058		-	-	353,058
Other	150,351		4,465	-	154,816
	1,970,765		107,166	-	2,077,931
Non-controlling interest, net of provision for impairment	215,130		14,855
Other comprehensive income balance (relating to available for sale investments)	31,571		(14,417)

* Adjustment to fair value less cost to sell of these investments, based on their quoted prices on the Tel Aviv stock exchange as of December 31, 2015.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – DISPOSAL GROUPS CLASSIFIED AS HELD FOR SALE and discontinued operations:

2)	Consolidated income statements data– discontinued operations - net income (loss):

For the year ended December 31, 2015:

	Dor Alon	Naaman	Total
	NIS in thousands
Revenues	4,011,997	291,111	4,303,108
Expenses	3,912,286	305,309	4,217,595
Loss before taxes	99,711	(14,198)	85,513
Tax benefit (taxes on income)	(17,558)	(597)	(18,155)
Net loss for the period	82,153	(14,795)	(67,358)
Amortization of excess costs	(1,769)	(3,434)	(5,203)
Adjustment to fair value, less costs to sell of disposal group	(714,413)	-	(714,413)
Impairment of intangible assets	-	(83,842)	(83,842)
Less - related tax	18,950	6,910	25,860
Net loss of Dor Alon and Naaman	(615,079)	(95,161)	(710,240)
Net loss in respect of Mega	-	-	(561,990)
Adjustments (a)	-	-	74,057
Net loss from discontinued operations	(615,079)	(95,161)	(1,198,173)

(a) Mainly in respect of the elimination of intercompany transactions.

For the year ended December 31, 2014:

	Dor Alon	Naaman	Mega	Kfar	Adjust.(a)	Total
	NIS in thousands
Revenues	4,907,737	300,186	5,828,324	22,155	(71,838)	10,986,564
Expenses	4,856,203	293,191	6,108,253	25,220	(253,267)	11,029,600
Loss before taxes	51,534	6,995	(279,929)	(3,065)	181,429	(43,036)
Tax benefit (taxes on income)	(7,816)	(1,779)	(143,497)	-	-	(153,092)
Net loss for the period	43,718	5,216	(423,426)	(3,065)	181,429	(196,127)
Amortization of excess costs	(3,232)	(3,434)	(4,112)	-	-	(10,778)
Impairment of intangible assets	-	(21,000)	-	-	-	(21,000)
Less - related tax	1,010	910	504	-	-	2,424
Net loss from discontinued operations	41,496	(18,308)	(427,034)	(3,065)	181,429	(225,482)

(a) Mainly in respect of the elimination of intercompany transactions.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – DISPOSAL GROUPS CLASSIFIED AS HELD FOR SALE and discontinued operations:

For the year ended December 31, 2013:

	Dor Alon	Naaman	Mega	Kfar	Adjust.(a)	Total
	NIS in thousands
Revenues	5,179,871	300,551	6,373,352	114,837	(70,100)	11,898,511
Expenses	5,121,623	309,282	6,545,901	130,731	(265,986)	11,841,551
Loss before taxes	58,248	(8,731)	(172,549)	(15,894)	195,886	56,960
Tax benefit (taxes on income)	(12,566)	2,277	48,382	-	-	38,094
Net loss for the period	45,682	(6,454)	(124,167)	(15,894)	195,886	95,054
Impairment of intangibles assets costs	-	(4,500)	-	(14,100)	-	(18,600)
Amortization of excess costs	3,502	(3,434)	-	-	-	68
Less - related tax	(2,972)	910	-	-	-	(2,063)
Net loss from discontinued operations	46,212	(13,478)	(124,167)	(29,994)	195,886	74,460

(a) Mainly in respect of the elimination of intercompany transactions.

b.	Dor Alon – discontinued operation

During July 2015, due to the financial difficulties and in order to meet its obligations, the Company's management has decided to put for sale its entire shareholding in Dor Alon (63.13% of the outstanding shares of Dor Alon), following which it has been actively engaged in negotiations with potential buyers. Consequently, commencing the third quarter of 2015, and in accordance with IFRS 5: "Non-Current Assets Held for Sale and Discontinued Operations", the Company has classified the assets and liabilities of Dor Alon as disposal group held for sale, and ceased the depreciation and amortization of Dor Alon's non-current assets.

Upon classification and as at December 31, 2015, the net asset carrying value of Dor Alon in the Company books exceeded the market value of Dor Alon shares (level 1); consequently, a provision in the amount of NIS 714 million before taxes was made in order to write down the value of disposal group of assets held for sale and non-controlling interests.

The above provisions were carried to the income statement and presented under discontinued operations.

It should be noted that in 2016 following the approval of the third party's offer to acquire the shareholding of the Company from its parent, the Company ceased all active negotiations for the time being.

c.	Naaman – discontinued operation

During December 2015, the Company's management has decided to put for sale its entire shareholding in Naaman (77.51% of the outstanding shares of Naaman), following which it has been actively engaged in negotiations with potential buyers. Consequently, the Company classified the assets and liabilities of Naaman as disposal group held for sale, as of December 31, 2015.

During 2015, as a result of the events in Mega and their effect on the operations of Naaman, the Company has written off Goodwill and certain intangible assets relating to Naaman, in the total amount of NIS 84 million (before taxes). This provision was carried to the income statement and presented under discontinued operations.

It should be noted that following the approval of the third party's offer to acquire the shareholding of the Company from its parent, the Company ceased all active negotiations for the time being.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – DISPOSAL GROUPS CLASSIFIED AS HELD FOR SALE and discontinued operations:

d.	Kfar Hasha'ashuim Marketing Ltd. ("Kfar")

In December 2012, the Company resolved to realize its investment in Kfar which operated the leisure and toy activity of the Company under the Other segment, and as of December 31, 2013, operated 83 stores, mostly through franchisees. As a result , Kfar was classified as a disposal group held for sale and as a discontinued operation.

In February 2014, BEE Group completed the sale of 65% of its holdings in Kfar for NIS 13 million. This consideration is payable over a period of up to 5 years, linked to the CPI and bears interest of 3%. BEE Group granted the acquirer (the CEO of Kfar; hereinafter “the acquirer”) an option to purchase its remaining holdings in Kfar for NIS 7 million, within two years from closing the transaction (the Call option) and the acquirer granted Bee Group an option to sell him the remaining investment for the same amount at the end of the two years, for a period of six months. In February 2015, an amended agreement was signed.

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

On June 22, 2015, an agreement was signed between Bee Retail Group, the acquirer and Kfar Hashaashuim for sale of all of the holdings of Bee Group in Kfar Hashaashuim. According to the agreement the share transfer will take place with the full repayment of the debt, for which the Company granted guarantees of NIS 45 million and with the cancellation of the guarantee granted by the Company in favor of Bank Hapoalim.

In return for the transfer of the shares, the acquirer has undertaken to pay Bee Group every year for five years from the date of signing the agreement five installments of NIS 1 million each (the first payment was fully paid), or 35% of the Company's net income in the same year, whichever is higher.

Under the agreement, the acquirer undertook to repay the entire debt to Bank Hapoalim, which is guaranteed by the Company, until December 30, 2015.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – DISPOSAL GROUPS CLASSIFIED AS HELD FOR SALE (continued):

d.	Kfar Hasha'ashuim Marketing Ltd. ("Kfar") (continued)

As part of the agreement, in 2015 the Company injected into Kfar Hashaashuim a total of NIS 19, million and the Company's guarantees to Bank Hapoalim were canceled.

As of December 30, 2015, the shares of Kfar Hashaashuim were transferred and shareholders' loans granted to Kfar Hashaashuim were assigned in favor of the acquirer.

The results of Kfar for the years ended December 31, are as follows:

	*2013	**2014
	NIS in thousands
Revenues	114,837	22,155
Expenses	93,008	18,826
Gross profit	21,829	3,329
Selling, general and administrative expenses	(32,205)	(5,421)
Other losses	*(16,471)	-
Finance expenses	(3,147)	(973)
Loss before taxes from discontinued operations	(29,994)	(3,065)
Tax benefit (taxes on income)	-	-
Loss from discontinued operations	(29,994)	(3,065)

*	During 2013 the Company impaired goodwill in the amount of NIS 14.1 million in accordance with the fair value less cost to sell.
**	For the period until the consummation of the transaction;

Cash flows used in the sale of Kfar in 2014:

NIS in thousands
Investment accounted for using the equity method	(7,000)
Other long-term receivables	(9,000)
Assets of disposal group classified as held for sale	93,680
Liabilities of disposal group classified as held for sale	(79,769)
Cash flows used in sale of Kfar	(2,089)

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – SEGMENT INFORMATION:

The Company includes segment information according to IFRS 8. This information is based on the company's organizational structure, internal reporting, resource allocation and decision making, as reviewed by its CEO who is also the Chief Operating Decision Maker (CODM). Accordingly, the Company presents three reportable segments, that are based on the results of its investee companies, as follows: continuing operations - BSRE, discontinued operations - Dor Alon and Naaman Group. The segment results as reviewed by the Chief Operating Decision Maker (CODM) includes operating income before financial expenses, including the Company's share in earnings of affiliates and without amortizations of excess costs if not included in the reports of the companies, segment results for prior periods have been adjusted to allow comparison of continuing activity respectively to the results in the consolidated report.

The Company's operating segments consist of the following:

a.	continuing operations:

BSRE – Through its subsidiary BSRE the Company is engaged in generating yield from real estate leased out for supermarket branches, commercial centers, logistics centers and offices, land for the purpose of capital appreciation and deriving long-term yield from the development of the "Wholesale Market" residency project. As of December 31, 2015, approximately 60% of BSRE rental income is derived from investment property that is leased to Mega, under long term leases (see also Note 5a).

b.	Discontinued operations:

1)	Dor Alon –Dor-Alon is engaged in the development, construction and operation of vehicle filling stations, adjacent commercial centers and independent convenience stores, marketing of fuel products and other products through the filling stations and direct marketing to customers of filling and commercial sites segment. The segment is presented according to the published financial statements of Dor-Alon. The consolidated financial statements include the results of operations of Dor Alon for the period and corresponding periods, presented separately as "discontinued operations" (see also Note 7b).

2)	Naaman – Naaman is engaged as retailer and wholesaler in houseware and textile activities. As of December 31, 2015, Naaman operated 120 stores, some through franchisees. The segment's results are presented according to the published financial statements of Naaman. Amortization of excess costs and impairment of goodwill included in the reconciliation between the operating profit of the segment and the consolidated operating profit. The consolidated financial statements include the results of operations of the Naaman for the period and corresponding periods, presented separately as "discontinued operations" (see also Note 7c).

c.	Other activities

The Company operates a logistic center in Beer Tuvia (by Bee Group Ltd.) and has an activity of issuance and clearance of gift certificates (which was terminated subsequent to December 31 2015). In addition, the following activities were sold during 2015: the operation of an MVNO network in Israel (through Alon Cellular Ltd – a 100% subsidiary), and the issuance and clearance of YOU credit cards to the customer club members of the group (through Diners Club Israel Ltd., an associate held at 36.75%, which was sold towards the end of 2015). (see also note 6a).

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – SEGMENT INFORMATION (continued):

	Continuing operations			Discontinued operations
	BSRE	Adjustments*	Total consolidated	Dor Alon	Naaman
	NIS in thousands
Year ended December 31, 2015:
Net segment revenues	145,886	59,643	205,529	3,981,146	279,282
Inter segment revenues	84,334	(84,334)	-	30,851	11,829
Net revenues	230,220	(24,691)	205,529	4,011,997	291,111
Depreciation and amortization	-	9,325	9,325	93,760	6,588
Segment profit (loss)	189,178	(97,875)	91,303	116,183	(10,218)
Measurement of guarantees given to Mega		(137,553)	(137,553)
Unallocated corporate expenses			(40,058)
Financial expenses, net			(60,375)
Loss before taxes on income			(146,683)

Year ended December 31, 2014
Net segment revenues	51,158	45,390	96,548	4,859,627	281,874
Inter segment revenues	173,370	(173,370)	-	48,110	18,312
Gross profit (loss)	224,528	(127,980)	96,548	4,907,737	300,186
Depreciation and amortization	-	13,294	13,294	91,219	5,949
Segment profit	338,119	(292,155)	45,964	143,111	11,549
Unallocated corporate expenses			(14,959)
Financial expenses, net			(113,808)
Loss before taxes on income			(82,803)
Year ended December 31, 2013:
Net segment revenues	38,369	64,297	102,666	5,140,486	273,084
Inter segment revenues	176,091	176,091	-	39,385	27,467
Net revenues	214,460	(111,794)	102,666	5,179,871	300,551
Depreciation and amortization	-	12,369	12,369	88,025	5,935
Segment profit (loss)	319,627	(301,165)	18,462	141,092	(2,169)
Unallocated corporate expenses			(19,286)
Financial expenses, net			(167,385)
Loss before taxes on income			(168,209)

*  The adjustments consist mainly of the elimination of intercompany transactions and other activities detailed in c above

The Company does not regularly report any segment assets and liabilities measure to the chief operating decision maker, see also note 2d.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – CASH, CASH EQUIVALENTS AND DEPOSITS:

a.	Cash and cash equivalents

	December 31
	2014	2015
	NIS in thousands
Cash at bank and on hand	54,681	42,280
Bank deposits with original maturities of three months or less	235,421	201,003
	290,102	243,283

Cash, cash equivalents and bank overdrafts include the following for the purposes of the statement of cash flows:

	December 31
	2014	2015
	NIS in thousands
Cash and cash equivalents	290,102	243,283
Cash at banks attributable to disposal groups	-	80,059
	290,102	323,342
Bank overdrafts, see note 21	(5,487)	-
Bank overdrafts attributable to disposal groups	-	(666)
	284,615	322,676

b.	Short-term deposits

Deposit amounts as at December 31, 2014, are comprised as follows (in respect of discontinued operation):

NIS in thousands
Deposits at suppliers, linked to the U.S. Dollar	71,872
Short term deposits used as security to debentures	19,299
Bank deposits	3,136
94,307

NOTE 10 – INVESTMENT IN SECURITIES

a.	Comprised as follows:

	December 31
	2014	2015
	NIS in thousands

Available for sale financial assets – current	262,104	149,581
Financial assets at fair value through profit or loss-current	100,723	38,207
Available for sale financial assets – non-current	59,283	-
	422,110	187,788

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – INVESTMENT IN SECURITIES (continued):

b.	Composition per type of security:

	December 31
	2014	2015
	NIS in thousands

Debt securities	307,946	135,317
Equity securities	114,164	52,471
	422,110	187,788

c.	Available for sale financial assets

	2013	2014	2015
	NIS in thousands

At January 1	283,352	380,892	321,387
Transfer to disposal group classified as held for sale	-	-	(59,283)
Purchases	207,526	164,286	111,011
Proceeds	(130,305)	(223,748)	(221,646)
Transfers to or from other comprehensive income	16,682	(3,295)	(7,297)
Attributed to income statements	3,637	3,252	5,409
At December 31	380,892	321,387	149,581

In 2013, 2014 and 2015 the Company recycled profits from equity into the income statements in the amount of NIS 3,298 thousand, NIS 6,510 thousands and NIS 2,627 thousands, respectively.

d.	Financial assets at fair value through profit or loss

	December 31
	2014	2015
	NIS in thousands

Debt securities	66,444	-
Investment in equity securities	34,279	38,207
Total	100,723	38,207

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – DERIVATIVE FINANCIAL INSTRUMENTS:

		December 31
		2014		2015
Derivative financial	Statement of financial position	NIS in thousands
instruments	Item	Assets	Liabilities	Assets	Liabilities
Forward contracts over the
Israeli CPI (a)	Derivative financial instruments	589	-	-	1,593
Foreign exchange contracts (b)	Derivative financial instruments	-	1,060	-	-
Embedded derivatives:
Rent agreements	Derivative financial instruments	4,504	1,931	-	-
Conversion component embedded in the convertible debentures (see note 21)	Convertible debentures	-	121	-	121
Mega's suppliers' option (see note 5b)	Derivative financial instruments	-	-	-	61,000
Total		5,093	3,112	-	62,714

(a)	The notional principal amounts of the outstanding forward contracts over the Israeli CPI at December 31, 2015 were approximately NIS 150 million.

(b)	The notional amount of open forward foreign exchange contracts (up to 3 months, mostly 2 months) as of December 31, 2014 is $58.5 million.

NOTE 12 – TRADE RECEIVABLES:

	December 31
	2014	2015
	NIS in thousands
Trade receivables	1,074,674	5,707
Less: provision for impairment of trade receivables	(44,307)	(1,942)
	1,030,367	3,765

As of December 31, 2015, trade receivables of NIS Nil thousands (2014: NIS 24,912 thousands) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – TRADE RECEIVABLES (continued):

As of December 31, 2015, trade receivables of NIS 3,989 thousands (2014: NIS 124,399 thousands) were impaired and provided for. The amount of the provision was NIS 1,942 thousands as of December 31, 2015 (2014: NIS 44,307 thousands). It was assessed that a portion of the receivables is expected to be recovered. The ageing of these receivables is over 12 months.

Movements in the Company's provisions for impairment of trade receivables are as follows:

	December 31
	2014	2015
	NIS in thousands
At January 1	38,273	44,307
Provisions made during the period	9,894	1,121
Unused amounts reversed	(6)	-
Receivable written off during the year as uncollectible	(3,854)	-
Deconsolidation of subsidiary	-	(37,206)
Transfer to disposal group classified held for sale	-	(6,280)
At December 31	44,307	1,942

The creation and release of provisions for impaired receivables has been included in the income statement within "Selling, general and administrative expenses." Amounts charged to the allowance account are generally written off when there is no expectation of recovering additional cash.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivables mentioned above. See also note 3, credit risk, as to collateral held as security.

The fair value of trade receivables is usually identical or close to their carrying value.

NOTE 13 – OTHER RECEIVABLES:

	December 31
	2014	2015
	NIS in thousands
Prepayments	21,055	2,556
Related parties , see note 36	191,707	9,730
Government authorities	4,391	726
Advances to suppliers and others	12,665	-
Current maturities of loans receivable	10,918	-
Receivables in respect of gift certificates	25,785	18,488
Receivables in respect of sale of property and equipment	106,957	-
Other	57,229	3,317
	430,707	34,817

The fair value of other receivables is usually identical or close to their carrying value.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – INVENTORIES:

Inventories presented in current assets as at December, 31.2014:

NIS in thousands
Fuel and oil products	79,919
Consumer (including non-food) products	431,742
511,661

Real estate inventories (presented as non-current assets)

Representing approximately a 240-dunam parcel of property in Point-Wells near Seattle, Washington, USA, acquired by BSRE from a former related party ( Alon USA see note 36); BSRE has also signed a development agreement with the former related party to initiate and promote a detailed plan for the approval of the building of at least 2,000 residential units on the land.

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

Through December 31, 2015, BSRE invested U.S. $8.5 million (NIS 33.2 million) in the development of property rights and capitalized borrowing costs of U.S. $6.9 million (NIS 26.9 Million) (in 2014: U.S. $7.4 million and U.S. $5.5 million, respectively).

The property serves primarily as a plant for storage and distribution of fuel and oils by the former related party, and is rented to the related party for a period of up to 10 years. According to the development agreement, all demolition and contamination cleanups required for the land will be the responsibility of the former related party and on its account; the former related party will also compensate BSRE for any damages incurred in connection with such activities. In case BSRE was to sell the land the related party will be entitled to some of the consideration, net of costs, as defined in the agreement.

As at December 31, 2015, BSRE plans do not include the development of the property on its own, however, BSRE continues to promote the betterment and value appreciation of the property with the intent to put it for sale.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – PROPERTY AND EQUIPMENT:

a.	Composition of assets and accumulated depreciation, grouped by major classifications, and changes therein are as follows:

	Land, buildings and leasehold improvements (see d. below)	Filling station equipment	Motor vehicles	Furniture, equipment and installations	Total
	NIS in thousands
Cost:
Balance at January 1, 2015	2,642,886	342,953	25,354	1,384,336	4,395,529
Continued operations:
Transfer to investment property	(1,253,496)	-	-	-	(1,253,496)
Additions	1,065	-	446	2,357	3,868
Disposals	(37)	-	-	(7,619)	(7,656)
Discontinued operations:
Transfer to disposal group classified as held for sale	(639,315)	(342,953)	(11,522)	(87,580)	(1,081,370)
Deconsolidation of subsidiary	(634,875)	-	(13,385)	(1,281,143)	(1,929,403)
Balance at December 31, 2015	116,228	-	893	10,351	127,472
Accumulated depreciation:
Balance at January 1, 2015	886,367	105,661	16,208	1,050,501	2,058,737
Continued operations:
Additions	2,752	-	192	8,054	10,998
Disposals	(1,120)	-	(50)	(5,285)	(6,455)
Transfer to investment property	(390,748)	-	-	-	(390,748)
Discontinued operations:
Transfer to disposal group classified held for sale	(136,402)	(105,661)	(5,520)	(41,774)	(289,357)
Deconsolidation of subsidiary	(345,817)	-	(10,717)	(1,005,876)	(1,362,410)
Balance at December 31, 2015	15,032	-	113	5,620	20,765
Impairment of property and equipment	-	-	-	(1,320)	(1,320)
Net book value at December 31, 2015	101,196	-	780	3,411	105,387

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – PROPERTY AND EQUIPMENT (continued):

a.	Composition of assets and accumulated depreciation, grouped by major classifications, and changes therein are as follows (continued):

	Land, buildings and leasehold improvements (see d. below)	Filling station equipment	Motor vehicles	Furniture, equipment and installations	Total
	NIS in thousands
Cost:
Balance at January 1, 2014	2,847,920	306,983	23,098	1,435,422	4,613,423
Additions	102,831	35,975	4,585	79,130	222,521
Disposals	(186,402)	(5)	(2,329)	(130,216)	(318,952)
Transfer to investment property	(121,463)	-	-	-	(121,463)
Balance at December 31, 2014	2,642,886	342,953	25,354	1,384,336	4,395,529
Accumulated depreciation:
Balance at January 1, 2014	898,977	74,233	15,817	1,071,241	2,060,268
Additions	113,454	31,428	2,686	84,483	232,051
Disposals	(95,176)	-	(2,295)	(105,223)	(202,694)
Transfer to investment property	(30,888)	-	-	-	(30,888)
Balance at December 31, 2014	886,367	105,661	16,208	1,050,501	2,058,737
Impairment of property and equipment	(14,756)	-	-	-	(14,756)
Net book value at December 31, 2014	1,741,763	237,292	9,146	333,835	2,322,036

b.	As to liens placed on assets, see note 35.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – INVESTMENT PROPERTY:

The changes in the carrying value of investment property for the years ended December 31, 2015 and 2014 respectively, are as follows:

	2014	2015
	NIS in thousands
At January 1	770,490	982,619
Transfer from property and equipment (b)	90,575	862,747
Transfer to assets held for sale (c)	-	(23,000)
Additions (d)	48,174	9,982
Disposals	(8,750)	-
Transfer to disposal group classified as held for sale	-	(14,800)
Changes in fair value of investment property, net:
Charged to increase in fair value of investment property, net in the income statements (e)	50,258	57,464
Changes in fair value of investment property transfered from property and equipment (b) - Carried to OCI :	31,872	945,747
At December 31	982,619	2,820,759

a)	All the Company's investment properties are located in Israel.

b)	In 2015, as a result of the loss of control over mega (see Note 5a), all assets leased by Mega from BSRE (mainly supermarket branches, office building and logistic center), that were classified as own-used and presented in the consolidated financial statements as property and equipment, were transferred and classified on deconsolidation, as investment property of the Company. Consequently, these assets are presented at fair value, as from the date of deconsolidation of Mega. The revaluation of these assets from depreciated cost to fair value, on date of transfer, amounting to NIS 689,153 thousands (net of deferred income tax affect) was carried to OCI. In 2014, six assets were transferred from property and equipment to investment property.

As to properties that are leased to Mega and the lease arrangements with Mega – see also Note 36.

c)	Additions in 2015 include mainly an investment in a commercial assets in Tel Aviv and investment in office building in Ra'anana. The additions in 2014, totaling NIS 48.2 million, include an amount of approximately NIS 40 million in respect of the Comverse transaction, the building was completed and the building was transferred to its lessee in December 2014.

d)	During the fourth quarter of 2015, BSRE updated the fair value assessments of all the assets that are leased to third parties (excluding those leased to Mega), in particular, by reducing the discount rate used, as compared to prior year, by 0.25% (except for one asset, for which it was reduced by 0.5%) and by updating rental cash flows of new lease agreements. The discount rates used were determined, taking into account the type of the asset and designation, its location and the quality of the lessees. The range used for discount rates by the Company in mainly 7% - 9,75% for commercial assets, and 8% - 8,25% with respect to the other properties.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – INVESTMENT PROPERTY (continued):

e)	The change in fair value in 2014 is in respect of the completion of projects, additional rights received on land (amounting to NIS 33 million) and the reduction of discount rate at 0.25% in some of the commercial properties.

f)	For details regarding liens and guarantees see note 35.

g)	Rental revenue that has been recognized in the statements of income within revenues:

	Year ended December 31
	2014	2015*
	NIS in thousands
Rental income	51,158	145,886

*	Includes rentals paid by Mega, as from the beginning of the third quarter of 2015 (prior periods rentals were eliminated on consolidation)

h)	Break down of investment property at December 31, 2015 and 2014, by lease rights and ownership of land:

	December 31,
	2014	2015
	NIS in thousands
Under ownership	490,681	1,164,974
Finance lease from the Israel Lands Administration	491,938	1,655,785
Total	982,619	2,820,759

i)	Capitalized borrowing costs:

The amount of borrowing costs capitalized during the years ended December 31, 2015 and 2014 was NIS 5.6 million and NIS 8.5 million, respectively. The rate used to determine the amount of borrowing costs eligible for capitalization was 4.6% in 2015 and 4.3% in 2014 (linked to the Israeli CPI).

j)	Fair value of investment property

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

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – INTANGIBLE ASSETS:

The composition of intangible assets and the accumulated amortization thereon, grouped by major classifications, and changes therein in 2015 and 2014, are as follows:

	Goodwill	Software	Brand name and trade marks	Customer relationships	Evacuation Fees and Other	Total
	NIS in thousands
At January 1, 2015
Cost	775,857	229,512	143,942	138,609	226,687	1,514,607
Accumulated amortization and impairment	-	(183,559)	(27,008)	(72,501)	(91,196)	(374,264)
Net carrying amount	775,857	45,953	116,934	66,108	135,491	1,140,343
Year ended December 31, 2015:
Opening net carrying amount	775,857	45,953	116,934	66,108	135,491	1,140,343
Additions	-	63	-	-	-	63
Disposals	-	(7,305)	-	-	-	(7,305)
Amortization and impairment charge (a)	-	(2,736)	-	-	-	(2,736)
Deconsolidation of subsidiary	(161,610)	(30,312)	-	(96)	(14,111)	(206,129)
Transfer to disposal group classified held for sale	(614,247)	(5,663)	(116,934)	(66,012)	(121,380)	(924,236)
Net carrying amount	-	-	-	-	-	-

At December 31, 2015:
Cost	775,857	229,575	143,942	138,609	226,687	1,514,670
Accumulated amortization and impairment	-	(193,600)	(27,008)	(72,501)	(91,196)	(384,305)
Deconsolidation of subsidiary	(161,610)	(30,312)	-	(96)	(14,111)	(206,129)
Transfer to disposal group classified held for sale	(614,247)	(5,663)	(116,934)	(66,012)	(121,380)	(924,236)
Net carrying amount	-	-	-	-	-	-

At January 1, 2014
Cost	797,857	205,766	143,785	138,609	224,400	1,510,417
Accumulated amortization and impairment	-	(159,223)	(21,568)	(58,385)	(67,516)	(306,692)
Net carrying amount	797,857	46,543	122,217	80,224	156,884	1,203,725
Year ended December 31, 2014:
Opening net carrying amount	797,857	46,543	122,217	80,224	156,884	1,203,725
Additions	-	23,746	157	-	2,287	26,190
Amortization charge	-	(24,336)	(5,440)	(14,116)	(23,680)	(67,572)
Impairment	(22,000)	-	-	-	-	(22,000)
Net carrying amount	775,857	45,953	116,934	66,108	135,491	1,140,343
At December 31, 2014:
Cost	775,857	229,512	143,942	138,609	226,687	1,514,607
Accumulated amortization and impairment	-	(183,559)	(27,008)	(72,501)	(91,196)	(374,264)
Net carrying amount	775,857	45,953	116,934	66,108	135,491	1,140,343

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – INTANGIBLE ASSETS (continued):

a.	Amortization relating to continuing operations is included in the income statements within Selling, general and administrative expenses; Impairment losses are presented in other gains or losses. and impairment losses relating to discontinued operations is included in Profit or Loss from Discontinued Operations.

NOTE 18 – LOANS RECEIVABLE

	December 31
	2014	2015
	NIS in thousands
Loan to jointly controlled companies (1)	44,609	46,559
Loan to associate	36,320	37,904
Loans to others (2)	65,159	-
	146,088	84,463
Less current maturities	10,917	-
	135,171	84,463

(1)	Loans bearing interest of 5.26% and linked to the Israeli CPI and the repayment date has not yet been determined. These Loans were granted in connection with the purchase of the leasehold rights in the real estate of the wholesale market project. The repayment of half of these loans is secured by a guarantee of the Gindi Group (see also note 6), in the event that it is not repaid by April 15, 2018. These loans have no stated maturity date.
(2)	Mainly owners of filling stations to which the Company supplies fuel (discontinued operation).

The fair value of loans receivables is usually identical or close to their carrying value.

NOTE 19 – OTHER LONG TERM RECEIVABLES

	December 31
	2014	2015
	NIS in thousands
Conditional grants to owners of fuel stations (1)	14,975	-
Prepaid rent (2)	13,879	-
Others	23,886	3,738
	52,740	3,738

(1)	Includes mainly conditional grants the Company paid to the owners of land in connection with the construction of filling stations (discontinued operation). The amounts will become grants after the end of the commitment period or during the period if the filling station owners meet their undertakings to operate the stations during the agreement period.

(2)	The prepaid rent in respect of the fueling and commercial sites (discontinued operation) is amortized over the term of the lease. As of December 31, 2014 the remaining term of the leases is between 2 and 12 years.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 – OTHER ACCOUNT PAYABLES AND ACCRUED EXPENSES:

	December 31
	2014	2015
	NIS in thousands
Payroll and related expenses and other employee benefits	161,616	7,281
Government authorities	164,902	12,650
Liability in respect of gift certificates	214,302	109,654
Accrued expenses	100,147	12,259
Other	82,307	*244,314
Total	723,274	386,158

*	Mainly in respect of guarantees to Mega.

NOTE 21 – LOANS FROM BANKS AND OTHERS, DEBENTURES AND CONVERTIBLE DEBENTURES

Composition

	December 31
	2014	2015
	NIS in thousands

Loans from banks and others (1)	2,472,575	1,146,632
Debentures (2)	2,449,248	1,820,051
Convertible debentures (2)	60,424	30,067
	4,982,247	2,996,750

(1)	Loans from banks and others:

	December 31
	2014	2015
	NIS in thousands
Current liabilities*:
Bank overdrafts (note 9)	5,490	-
Loans from banks and others	657,939	381,428
Credit from parent company	-	110,000
Commercial paper	111,197	-
Current maturities of non-current loans	283,342	190,995
	1,057,968	682,423
Non-current liabilities:
Loan from parent company	-	29,194
Loans from banks and others	1,414,607	435,015
	2,472,575	1,146,632

*	including amounts that are due for immediate repayment: approximately NIS 262 million from the recovery plan of Mega, approximately NIS 140 million following the lowering of the credit rating of the Company NIS 23.3 million in Bee Group and NIS 30 million in relation to Eden Teva guarantee.

Regarding financing agreements and term with banks and others, see note 34.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 – LOANS FROM BANKS AND OTHERS, DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

Composition and details of liabilities based on interest rates and linkage terms

	December 31
	Weighted average interest rate (a)	2014	2015
	%	NIS in thousands

NIS - linked to the Israeli CPI and bears a fixed annual interest rate	3.34	694,892	337,866
NIS - linked to the Israeli CPI without interest from controlling shareholder:
Short - term	-	-	110,000
Long - term (discounted at 13%)	-	-	29,194
NIS - Unlinked and bearing a fixed annual interest rate	6.23	28,483	10,778
NIS - Unlinked and bearing a variable annual interest rate	3.4	1,749,200	658,794
		2,472,575	1,146,632

(a)	Weighted average interest rate, as of December 31, 2015 See also d below.
(b)	The long-term loans net of current maturities are repayable in the years subsequent to the statement of financial position date as follows.

	December 31
	2014	2015
	NIS in thousands
Second year	359,018	27,188
Third year	271,356	27,188
Fourth year	174,633	27,188
Fifth year and afterwards	609,600	382,645
	1,414,607	464,209

(c)	The carrying amounts and fair value of the non-current loans are as follows:

	December 31
	2014	2015	2014	2015
	NIS in thousands
	Carrying amount		Fair value (*)
Bank and other loans	1,697,949	655,204	1,694,727	625,717

(*)	The fair values of long-term loans are based on cash flows discounted using a rate based on the capitalization rate from 2.99% to 6.23% (2014: 2.8%).

The carrying amounts of short-term loans approximate their fair value.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 – LOANS FROM BANKS AND OTHERS, DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

(d)	Loan financial covenants

Blue Square has a loan with total of approximately NIS 140.5 million as at December 31, 2015, regarding which Blue Square has undertaken to meet certain financial covenants.

The terms of the loan to Blue Square provide for the bank to add 0.25% to the interest rate, in the event that a rating company (Standard & Poor's Maalot or Midroog) reduces the Company’s rating by two grades. Additional 0.25% will be added in the event that the rating of the Company reduces to BBB under Maalot rating or Baa2 under Midroog rating. Below BBB or Baa2 rating will entitle the bank to call the loan for repayment. In July 2015, the Company's rating was reduced below Baa2, and accordingly the Company classifies and presents this loan as a current liability at December 31, 2015. As to subsequent ratings – see note 37d.

As explained below, the Company is holding negotiations with its banks and Series C debenture holders and did not pay the current maturity of this loan (see note 37).

BSRE has a loan with a total balance of NIS 398 million, whereby BSRE has undertaken to meet certain financial covenants. As of December 31, 2015, BSRE met the above mentioned covenants.

Bee Group has long term loans with a total of NIS 23.3 million, as of December 31, 2015, pursuant to which Bee Group has undertaken to meet certain financial covenants. As at December 31, 2015 Bee Group did not meet the covenants for the loans, and they were classified and presented as current liabilities. The bank has agreed, in principal, that if the transaction with the potential buyer of the Company (see note 37), does not finalise, it will be repaid from the realization of its pledge on Naaman shares (note 35).

The financial covenants in the subsidiaries' loan agreements restrict the following subsidiaries from transferring funds to Blue Square in the form of cash dividends, loans or advances, except for Bee Group, which is restricted from transferring funds to the Company in the form of dividends, and BSRE that is restricted from transferring funds in the form of dividends, when its equity falls below NIS 700 million, and in Dor Alon below NIS 380 million, following such distribution. As of December 31, 2015, Bee Group did not have any earnings to distribute as a dividend. As of December 31, 2015, BSRE equity exceeded the above threshold by more than NIS 800 million, and Dor Alon equity exceeded the above threshold by NIS 200 million.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 – LOANS FROM BANKS AND OTHERS, DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

(2)	Debentures and convertible debentures

		Weighted Average	December 31
		interest rates at	2014	2015
Debentures	Ref	December 31, 2015	NIS in thousands
Blue Square:

Alon Blue Square marketable debentures (Series C)	d(1)(a)	2.50%	360,983	360,228

Blue Square Real Estate:
Marketable debentures-Blue
Square Real Estate (Series B)	d(2)(b)	4.70%	301,807	149,550
Marketable debentures-Blue
Square Real Estate (Series C)	d(2)(c)	4.20%	227,922	201,603
Marketable debentures-Blue
Square Real Estate (Series D)	d(2)(d)	4.85%	749,866	743,458
Marketable debentures-Blue
Square Real Estate (Series E)	d(2)(e)	3.80%	387,224	387,224
			1,666,819	1,481,835
Dor Alon Energy:
Marketable debentures-Dor Alon
Energy (Series B)			72,246	-
Marketable debentures-Dor Alon
Energy (Series C)			60,757	-
Marketable debentures-Dor Alon
Energy (Series D)			216,751	-
Debentures of Dorgan Batuchot ltd.			45,170	-
Dor Debentures			63,151	-
Total			458,075	-
			2,485,877	1,842,063
Less- amount of discount (net of accumulated amortization)			(36,629)	(22,012)
			2,449,248	1,820,051
Less-current maturities			(437,249)	(532,844)
			2,011,999	1,287,207

Convertible debentures
Blue Square Real Estate (Series A)	d(2)(a)	6.25%	59,371	29,420
Conversion component at fair value	a)		121	121
Premium (net of amortization)			932	526
Total			60,424	30,067
Less-current maturities			(29,686)	(30,067)
			30,738	-

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 – LOANS FROM BANKS AND OTHERS, DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

a)	Conversion component of convertible debentures

The conversion component of the BSRE convertible debentures is calculated based on a binomial model.

b)	Repayment dates of debentures and convertible debentures (excluding discount or premium):

	December 31
	2014	2015
	NIS in thousands
First year - current maturities	463,306	563,165
Second year	391,384	274,562
Third year	353,363	303,604
Fourth year	362,336	214,867
Fifth year and afterwards	974,860	515,285
Total	2,545,249	1,871,483

c)	The carrying amounts and fair value of the debentures and the convertible debentures are as follows:

	December 31
	2014	2015	2014	2015
	NIS in thousands
	Carrying amount		Fair value*
Debentures	2,449,248	1,820,051	2,603,041	1,819,667
Convertible debentures	60,424	30,067	63,350	30,700
Total	2,509,672	1,850,118	2,666,391	1,850,367

*	The fair values of debentures and convertible debentures, is based on quoted prices, as at the statement of position date, in active markets

d)	Debentures and convertible debentures – additional details:

1)	Blue Square:

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

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 – LOANS FROM BANKS AND OTHERS, DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

1)	Blue Square (continued)

As of December 31, 2015 the Company's subsidiaries hold NIS 4.4 million of Series C of the Company.

On July 28, 2015, representatives and legal counsel were appointed for Series C bondholders. Starting from October 27, 2015, the meeting of bondholders convened who decided on the deferment of the principal payment dates from November 4, 2015 to May 29, 2016. The meeting of bondholders, in its decision dated February 15, 2016 allowed for negotiation with the potential buyer (Ben Moshe) until March 17, 2016. it was also decided at the meeting, to instruct the bonds' trustee to put for immediate repayment the full balance of the Company's debt to the bondholders and authorized him to take the necessary measures to execute the decision, including notifying the Company for making a decision in this section and the demand of the debt's payment within seven days from the notice date ("immediate repayment decision"). The immediate repayment decision is supposed to enter into effect without further decision at the earlier of: a. transfer of the control of the Company directly or indirectly (including changing the control in the controlling shareholder) without the consent of bondholders or b. the exclusivity period (no-shop) of Ben Moshe's proposal has elapsed and a motion was not filed with the court (agreed by the trustee and the representatives of the bondholders) to convene meetings for the approval of the debt arrangement between the Company and its financial creditors. At this stage, the entry into effect of the immediate repayment decision was extended to May 18, 2016.

The balance of bonds presented in long term liabilities was classified to short term liabilities starting from the third quarter of 2015.

On November 2, 2015, in the framework of the negotiations conducted by the Company with the representatives of Series C bond holders and the Company's creditor banks, principles were formulated for an outline of rescheduling and reorganization of the financial debt, including the guaranteed debt of the Company. As part of the outline, it was agreed that effective from November 1, 2015 all debts bear interest at the rate of 4% per annum linked to the CPI to be paid regularly by semi-annual installments each year, 1% interest will accrue and paid at the final payment date of the principal, as well as an addition of up to 1% interest, which terms will be determined in a detailed agreement. In addition, principal payments (pro-rated among banks and bondholders) will be paid at a rate of 2% each year from November 2017 until 2019. The outstanding principal will be repaid in one payment in November 2020.

In addition, it was agreed that debt repayment would be accelerated if Dor Alon or BSRE will be sold, and the debt holders would receive up to 10% of the Company's shares (see note 37).

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 – LOANS FROM BANKS AND OTHERS, DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

2)	BSRE

a)	BSRE (Series A)

Convertible debentures (Series A)

These debentures are to be redeemed in four equal annual installments on August 31 of each year in the period from 2013 through 2016. The Series A debentures are linked (principal and interest) to the CPI and bear interest at an annual rate of 6.25%, which is payable every six months, on February 28 and August 31 of each year from 2007 until the final redemption of the debentures. The Series A debentures are convertible into registered BSRE ordinary shares of NIS 1 par value at any time through August 16, 2016, except during the periods from August 17 through August 31 in each of the years between 2013-2015 (inclusive). The conversion rate for these debentures as at December 31, 2015 was NIS 217.76 par value of debentures per share (adjusted to the payment of dividend in December 2015). The par value balance of the debentures as of December 31, 2015 was NIS 25 million.

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

Pursuant to a partial exchange tender offer, on January 27, 2014, BSRE completed the exchange of NIS 200 million par value of debentures (Series B) against the issuance of NIS 265.5 million par value of marketable debentures (Series E), which was effected as an expansion of Series E, with the same terms. The carrying amount of the liability relating to the exchanged debentures (series B) was NIS 238 million. The exchange is not considered substantive change in the terms of the debentures and therefore had no effect on the income statement.

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

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 – LOANS FROM BANKS AND OTHERS, DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

c)	BSRE (Series C) (continued):

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

The annual effective interest rate payable on Series D debentures, taking into account the expansions and issuance expenses as above is 4.65%.

The terms of the debentures determine that in case Midroog Ltd. or another rating agency were to reduce BSRE's rating to A3 the annual interest rate will increase by 0.35%. In case BSRE's rating was to be reduced further then the annual interest rate will increase by 0.35% multiplied by the number of notches that the Company's rating is reduced below A3.

e)	BSRE (Series E)

On October 30, 2013, BSRE issued by a public offering new debentures series (Series E) with par value of NIS 121.7 million, for NIS 120 million (net of issuance expenses), reflecting a return of 3.5%. The debentures are payable in six annual installments effective from 2018, where the first four installments will represent 7.5% of the par value of the debentures and the last two installments will represent 35% of the par value of the debentures. The debentures are linked (principal and interest) to the CPI and bear annual interest of 3.3% payable in semi-annual payments on May 31 and November 30 effective from May 2014.

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

In addition, the terms of Series E debentures prescribe that in the event that the rating company decreases the BSRE's credit rating below A3, the annual interest on the debentures will increase by 0.5% ; any additional reduce of BSRE's rating will increase the interest with additional 0.25% , up to a maximum annual interest rate of 4.3%.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 – LOANS FROM BANKS AND OTHERS, DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

e)	BSRE (Series E) (continued):

BSRE has committed not to create a current charge on its entire assets in favor of any third party to secure any debt or liability unless a consent of the debentures holders (Series E) is obtained or provided that a current charge on its entire assets is created also in favor of the debentures holders (Series E) at the same ranking.

As of December 31, 2015 BSRE met the financial covenants.

f)	During 2015 BSRE's (Series A, B, C, D and E) debentures rating has declined several times. As at December 31, 2015 the debentures were rated by Midroog at Credit Review A3 with negative implications. As a result, the annual interest rate that applies to Series D and E was increased by 0.35% and 0.5%, respectively.

3)	Dor Alon

During 2015, Dor Alon completed the issuance of NIS 250 million Series E debentures, in which it undertook to meet covenants that are based on its adjusted equity and distribution limitations. As at December 31, 2015, Dor Alon (discontinued operation) meets these covenants.

NOTE 22 – OTHER LIABILITIES:

	December 31
	2014	2015
	NIS in thousands
Rental contracts and value of unfavorable terms of operating leases	96,687	-
Other	9,580	6,120
	106,267	6,120

NOTE 23 – RETIREMENT BENEFIT OBLIGATIONS:

a.	Composition of the liability for defined benefit plans:

	December 31
	2014	2015
	NIS in thousands
Statement of financial position obligations for:
Present value of funded obligation	478,603	14,788
Provision in respect of unutilized sick leave	38,285	-
	516,888	14,788
Fair value of the plan assets	458,172	11,464

Total present value of the obligation, net	58,716	3,324

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 – RETIREMENT BENEFIT OBLIGATIONS (continued):

b.	Changes in the liability for defined benefit plans (continued):

	2014	2015
	NIS in thousands
Liability in respect of defined benefit plans at January 1	534,276	516,888
Benefits paid	(54,136)	(4,629)
Deconsolidation of subsidiary	-	(439,579)
Current service costs	38,343	2,523
Past service cost	(13,257)	-
Loss from change in demographic assumption	792	-
Gain from change in financial assumptions	(5,469)	-
Experience (gains) losses	(4,369)	-
Transfer to disposal groups classified held for sale	-	(60,915)
Interest costs	20,708	500
Liability in respect of defined benefit plans at December 31	516,888	14,788

c.	Changes in plans assets:

	2014	2015
	NIS in thousands
Fair value of plan assets at January 1	462,972	458,172
Employer contributions paid into the plan	36,607	363
Deconsolidation of subsidiary	-	(378,533)
Transfer to disposal group classified as held for sale	-	(52,560)
Return on plan assets, excluding amounts included in interest income	(9,889)	200
Benefits paid	(49,914)	(17,117)
Interest income on plan assets	18,602	939
Other adjustments	(206)	-
Fair value of plan assets at December 31	458,172	11,464

The actual return (loss) on plan assets was NIS 1,139 thousands (2014 – NIS 8,713 thousands, 2013 NIS 26,637 thousands).

Expected contributions to post- employment benefit plans for the year ending December 31, 2016 are approximately NIS 381 thousands.

The accumulated remeasurement component gains (losses) that were recognized in the OCI, net of taxes, as of December 31, 2015, 2014 and 2013 is 200 NIS 27,263 thousands and NIS 27,170 thousands, respectively.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 – RETIREMENT BENEFIT OBLIGATIONS (continued):

d.	Expense recognized in the income statements in respect of defined benefit plans:

	Year ended December 31
	2013	2014	2015
	NIS in thousands
Current services costs	45,748	38,343	2,523
Past service cost	-	(13,257)	-
Interest cost	19,911	20,708	500
Interest income on plan assets	(20,388)	(18,602)	(939)
Other adjustments	799	206	-
	46,070	27,398	2,084

The expense recognized in the income statements for defined contribution plans was NIS 0 in 2015 , NIS 460 thousands in 2014, and NIS 517 thousand in 2013.

e.	The expenses were included in the following income statements items:

	Year ended December 31
	2013	2014	2015
	NIS in thousands
Selling, general and administrative expenses	46,547	25,292	2,523
Financial (income) expenses	(477)	2,106	(439)
	46,070	27,398	2,084

The principal actuarial assumptions used were as follows:

December 31
	2014	2015
%
Discount rate	2.7-4.1	3.7-4.4
Inflation rate	1.3-1.9	1.55-1.8
Expected return on plan assets	3.9-5.4	3.7-4.4
Future salary increases	1-4	1-4
Rates of employee turnover	1-54	1-54

Assumptions regarding future mortality rates are based on actuarial advice in accordance with published statistics and past experience in Israel. Mortality rates are based on the pension circular 2013-3-1 of the Ministry of Finance.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24 – PROVISIONS FOR OTHER LIABILITIES AND CHARGES:

	Real estate related disputes (1)	Legal claims	Total
	NIS in thousands
At January 1, 2014	18,820	40,370	59,190
Charged (credited) to the income statements:
Provisions made during the year	3,570	26,119	29,689
Provisions reversed during the year	-	(13,385)	(13,385)
Provisions used during the year	-	(7,797)	(7,797)
At December 31, 2014	22,390	45,307	67,697

At January 1, 2015
Deconsolidation of subsidiary	-	(4,813)	(4,813)
Transfer to disposal group classified held for sale	-	(12,735)	(12,735)
Charged (credited) to the income statements:
Provisions made during the year	801	20,538	21,339
Unwind of discount	-	178	178
Transferred to trade payables	-	(19,300)	(19,300)
At December 31, 2015	23,191	29,175	52,366

(1)	Provisions relating to disagreements with respect to lease fees required for assets where the lease term has ended, disagreements with respect to balances due to constructors or as to whether conditions for payment were met, and for development and construction levies that are under negotiation with the authorities (see also note 33).

NOTE 25 – EQUITY

The total authorized number of ordinary shares as of December 31, 2015 and 2014 is 100 million shares with a par value of NIS 1 per share. and 66,161,860 issued and outstanding shares (of which 207,403 shares are held by the company as treasury shares) All issued shares are fully paid.

In July 1996, the Company completed a global offering of 6,900,000 American Depositary Shares (ADS), with each ADS representing one Ordinary share, at a price per share of $11. In addition, in June 1999, 1,500,000 ADSs were issued upon the exercise of stock options.

The ADSs are traded on the New York Stock Exchange (NYSE). The ADSs represent 6.26% of the outstanding Ordinary Shares of the Company as of December 31, 2015. As of December 31, 2015 the shares are quoted at $4.29 per ADS.

Commencing November 2000, the Company’s shares have also been listed for trade on the Tel Aviv Stock Exchange. As of December 31, 2015 the shares are quoted at NIS 1.73 per ordinary share.

On December 14, 2015, the Company effected a reverse split, so that every ADS is equal to 10 shares.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26 – OTHER RESERVES:

	Available for sale investments	Currency translation differences	Transactions with non- controlling interests	Transactions with parent company	Asset revaluation	Total
	NIS in thousands
At January 1, 2013	9,896	(1,443)	(8,870)	-	9,662	9,245
Change in other reserves:
Available for sale investments	8,796	-	-	-	-	8,796
Transactions with non- controlling interests	(137)	153	20,836	-	(427)	20,425
Currency translation differences	-	(4,946)	-	-	-	(4,946)
Asset revaluation reserve	-	-	-	-	1,055	1,055
At December 31, 2013	18,555	(6,236)	11,966	-	10,290	34,575
Change in other reserves:
Available for sale investments	(1,214)	-	-	-	-	(1,214)
Transactions with non- controlling interests	(116)	(133)	19,279	-	(1,352)	17,678
Currency translation differences	-	8,109	-	-	-	8,109
Asset revaluation reserve	-	-	-	-	17,513	17,513
At December 31, 2014	17,225	1,740	31,245	-	26,451	76,661

Change in other reserves:
Available for sale investments	(4,591)	-	-	-	-	(4,591)
Transactions with non- controlling interests	(2,377)	(567)	24,495	-	(37,278)	(15,727)
Transactions with parent company	-	-	-	23,204	-	23,204
Currency translation differences	-	186	-	-	-	186
Asset revaluation reserve	-	-	-	-	333,441	333,441
At December 31, 2015	10,257	1,359	55,740	23,204	322,614	413,174

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27 – EXPENSES BY NATURE (continuing operations):

	Year ended December 31
	2013	2014	2015
	NIS in thousands
Change in inventories	(7,504)	(773)	(1,147)
Net purchases	33,227	41,656	28,158
Wages salaries and related expenses	51,400	46,060	30,642
Depreciation, amortization and impairment charges	30,342	39,831	17,873
Advertising costs	9,420	7,430	3,036
Rent and maintenance expenses	38,502	22,646	30,028
Other expenses*	11,005	3,945	53,934
Total cost of sales, selling general and administrative expenses	166,392	160,795	162,524

*	mainly provision for claims

NOTE 28 – OTHER GAINS (LOSSES) (continuing operations):

	Year ended December 31
	2013	2014	2015
	NIS in thousands
Other gains:
Gain from sale of property and equipment	-	56,960	3,404
Other	3,131	3,939	2,709
	3,131	60,899	6,113
Other losses:
Provision for losses and guarantee in Kfar (see note 7)	-	35,000	-
Loss from sale of property and equipment and other assets	326	-	621
Impairment provisions of property and equipment and intangible assets	2,677	-	57,362
Reorganization costs	-	-	-
Other	-	575	-
	3,003	35,575	57,983

*	On December 31, 2014, BSRE sold and transferred to the buyer the logistic center in Rishon Lezion that was used by the Company, for approximately NIS 95 million; NIS 62 million were deposited on that date in a trust fund, which was released to the Company on January 4, 2015, and the balance was paid on March 31 2015. In addition to the above, a land parcel in Rishon Lezion was sold in 2014 for NIS 35 million. As a result of these sales, the Company recognized gain of NIS 57 million in 2014.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 29 – EMPLOYEE BENEFIT EXPENSES (continuing operations):

	Year ended December 31
	2013	2014	2015
	NIS in thousands
Wages, salaries, including social security costs	49,644	45,644	28,558
Share options granted to managers and employees	(151)	-	-
Post-employment benefits	1,907	416	2,084
	51,400	46,060	30,642
Number of positions at December 31	156	230	203

NOTE 30 – FINANCE INCOME AND EXPENSES (continuing operations):

	Year ended December 31
	2013	2014	2015
	NIS in thousands
Income:
Interests:
Interest income on short-term bank deposits	3,420	1,428	159
Interest income from bank and others	8,168	8,703	4,755
Net gain from marketable securities available for sale	9,433	10,495	29,733
	21,021	20,626	34,647

Expenses:
Interest and differences from linkage to the Israel CPI:
Bank borrowings	46,376	29,899	21,956
Debentures and convertible debentures	149,985	103,858	74,781
Bank commissions, foreign currency exchange losses and others	1,365	5,040	1,231
Changes in fair value of derivatives	565	4,175	2,622
Net of capitalization of finance expenses	(9,885)	(8,539)	(5,568)
	188,406	134,433	95,022
Net finance cost	167,385	113,808	60,375

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 31 – TAXES ON INCOME:

a.	Corporate taxation of the Company:

Corporate taxation in Israel

1)	The Company and most of its subsidiaries are Israeli companies and act within the borders of Israel, hence, assessed for corporate tax in Israel.

2)	Commencing with tax year 2008, the results of operations for tax purposes of the Company and its subsidiaries are measured in nominal values. Through tax year 2007, the results of operations of the Company and its subsidiaries were measured having regard to the changes in the CPI in accordance with the Income Tax (Inflationary Adjustments) Law, 1985 (hereafter – the inflationary adjustments law).

3)	Tax rates

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

Current taxes for the periods reported in these financial statements are calculated according to the tax rates specified above.

3.	Tax rates (continuing)

Capital gains are taxed at regular corporate tax rates on income.

An amendment to the Income Tax Ordinance that was published in January 2016, will reduce corporate tax back to 25%, starting 2016. As a result, the net amount of deferred tax liabilities of the Company will decrease by NIS 26 million, of which NIS 19 will reduce income taxes in the income statement for the first quarter of 2016 and NIS 7 will reduce income taxes relating to capital items.

Corporate taxation in other jurisdictions

A subsidiary company incorporated in the U.S. is subject to U.S. Federal, State and City taxes; the weighted tax rate that apply to the subsidiary is approximately 35%.

b.	Tax assessments

Blue Square has received final tax assessments for tax years through 2011.

Some subsidiaries have received final assessments for tax years through 2009-2010. For some of the subsidiaries, no final tax assessments have been received since their inception.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 31 – TAXES ON INCOME:

c.	Effect of adoption of IFRS in Israel on tax liability

In the years 2007 to 2011, a Temporary Order was in affect (the meaning of the temporary order is that IFRS would actually not be applied upon computation of the income reported for tax purposes for the said tax years). Legislation proceedings in respect of the adoption of IFRS and its consequential amendments to the Income Tax Ordinance have not been completed to date and therefore the Company estimates that the temporary provisions set for the years 2007 through 2013, will be extended to 2015, and that a new legislation shall not apply to tax years preceding 2016. The Company computed its taxable income for tax years 2007 to 2015 based on Israeli accounting standards applicable prior to adoption of IFRS in Israel, subject to certain adjustments.

d.	Losses for tax purposes, carried forward to future years

As of December 31, 2015 and 2014 the Company and its subsidiaries (continuing operating) have mainly capital tax loss carry forwards of approximately NIS 431 million and NIS 210 million. The balance of carry forward losses, in respect of which deferred tax assets were not included, amounted to NIS 133 million and NIS 171 million, respectively.

e.	Taxes on income included in the income statements:

	Year ended December 31
	2013	2014	2015
	NIS in thousands
Current taxes:
Current tax on profits for the year	3,165	31,905	24,599
Adjustments in respect of prior years	(3,602)	(847)	5,967
Total current taxes	(437)	31,058	30,566
Deferred taxes	24,095	38,618	(25,495)
Income tax expense	23,658	69,676	5,071

f.	The income tax credited (charged) to OCI during the year is as follows:

	Year ended December 31
	2013	2014	2015
	NIS in thousands
Deferred tax:
Tax on actuarial loss on post-employment benefits scheme	(24)	(36)	-
available-for-sale financial assets	(972)	1,046	1,578
Tax on asset revaluation reserve	-	(8,446)	(354,391)
	(996)	(7,436)	(352,813)

The other items transferred to other comprehensive income do not have a tax affect

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 31 – TAXES ON INCOME (continued):

g.	The tax on the Company's profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	Year ended December 31
	2013	2014	2015
	NIS in thousands
Profit (loss) before tax	(168,209)	(82,803)	(146,683)
Theoretical tax expenses (tax benefit) (25%, 26.5% and 26.5%, respectively)	(42,052)	(21,943)	(38,871)
Tax effects of:
Difference between the measurement basis of income for tax purposes and the measurement basis of income for book purposes, net	8,849	23,389	401
Expenses not deductible for tax purposes, net	168	946	109
Utilization of previously unrecognized tax losses	(442)	-	(21,702)
Reassessment of deferred tax assets (see j below)	-	3,742	-
Tax losses for which no deferred income tax asset was recognized	13,931	20,618	42,894
Increase (decrease) in taxes resulting from computation of deferred taxes at a rate which is different from the theoretical rate	1,240	310	248
Non-taxable financial (income) expenses*	-	-	42
Tax impact relating to investments accounted for using the equity method results	(4,313)	(5,315)	(702)
Eliminations of intercompany transactions between continuing and discontinued operations	44,573	48,049	20,185
Change in future tax rate	5,894	-	-
Adjustment in respect of prior years	(3,602)	(847)	5,967
Other	(588)	727	(3,500)
Tax charge	23,658	69,676	5,071

*	Mainly resulting from changes in value of conversion component in convertible debentures.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 31 – TAXES ON INCOME (continued):

h.	Deferred tax assets and liabilities, as presented in the statement of financial position are expected to be recovered or settled, as follows:

	December 31
	2014	2015
	NIS in thousands
Deferred tax assets:
Deferred tax asset to be recovered after more than 12 months	-	-
Deferred tax asset to be recovered within 12 months	27,844	849
	27,844	849
Deferred tax liabilities:
Deferred tax liability to be recovered after more than 12 months	(214,011)	(459,303)
Deferred tax liability to be recovered within 12 months	(18,741)	(8,829)
	(232,752)	(468,132)
Deferred tax liabilities, net	(204,908)	(467,283)

The deferred taxes are computed at the tax rates of 26.5%. For changes in tax rate enacted during 2013 and 2016 – see also note 31a.

i.	The movement in the net deferred income tax accounts is as follows:

	Year ended December 31
	2014	2015
	NIS in thousands
Balance at January 1	(16,327)	(204,908)
Statement of income charge:
Tax charged to tax expenses from continuing operations	(182,168)	25,495
Tax in respect of discontinued operation*		17,961
Discontinuance of consolidation	-	35,112
Tax transferred to discontinued operation	-	39,948
Tax charged directly to other comprehensive income	(6,413)	(352,813)
Tax charged directly to capital items	-	(28,078)
Balance at December 31	(204,908)	(467,283)

*	relating to disposal group fair value adjustment.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 31 – TAXES ON INCOME (continued):

j.	The movement in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred tax liabilities	Investment property and depreciable property and equipment	Intangible assets and other	Total
	NIS in thousands
Balance at January 1, 2014	(125,102)	(67,429)	(192,531)
Credited to the income statements	(22,955)	(700)	(23,655)
Charged directly to OCI	(8,446)	1,283	(7,163)
Balance at December 31, 2014	(156,503)	(66,846)	(223,349)
Credited to the income statements	(31,091)	(25,942)	(57,033)
Charged directly to OCI	(258,172)	(94,641)	(352,813)
Deconsolidation of subsidiary	(5,326)	40,399	(35,073)
Transfer to disposal group classified as held for sale	17,988	61,152	79,140
Tax charged directly to capital items	-	(28,078)	(28,078)
Balance at December 31, 2015	(433,104)	(113,956)	(547,060)

Deferred tax assets	Provisions for employee rights	Carry forwards tax losses	Derivative instruments	Provision for impairment of trade receivables	Total
Balance at January 1, 2014	42,969	123,013	(207)	10,429	176,204

Charged (credited) to tax expenses in the income statements*	(39,148)	(119,949)	(90)	674	(158,513)
Charged directly to OCI	750	-	-	-	750
Balance at December 31, 2014	4,571	3,064	(297)	11,103	18,441

Charged (credited) to tax expenses in the income statements	4,583	78,106	(161)	-	82,528
Charged directly to OCI	-	-	-	-	-
Deconsolidation of subsidiary	39	-	-	-	39
Transfer to disposal group classified held for sale	(7,214)	(3,604)	690	(11,103)	(21,231)
Balance at December 31, 2015	1,979	77,566	232	-	79,777

*	Taking into account the successive tax losses and their magnitude, the Company reassessed the probability of utilization of its deferred tax assets (see note 4(4)) and as a result reduced the balance of the deferred tax assets. The net effect on the year ended December 31, 2014, was NIS 141 million.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 32 – LOSS PER SHARE:

a.	Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year, (see note 25).

	Year ended December 31,
	2013	2014	2015
Loss attributable to equity holders of the Company (NIS in thousands) from continuing operations	(212,834)	(197,588)	(214,314)
Income (loss) attributable to equity holders of the Company (NIS in thousands) from discontinued operations	67,139	(234,190)	(1,055,035)
Loss attributable to equity holders of the Company (NIS in thousands)	(145,695)	(431,778)	(1,269,349)
Weighted average number of ordinary shares in issue	65,954,427	65,954,427	65,954,427

b.	Diluted

Diluted earnings per share are calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company had one category of dilutive potential ordinary shares: convertible debt (through 2013). For the reported periods, the effect of such potential ordinary shares was not dilutive.

In addition there are convertible debentures in Company's subsidiary BSRE that had no dilutive effect on the Company's earnings per share.

NOTE 33 – CONTINGENCIES:

In the ordinary course of business, the Company is involved in various lawsuits against it. The costs that may result from these lawsuits are only accrued for when it is more likely than not that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, while events that occur in the course of the litigation may require a reassessment of this risk. The Company’s assessment of risk is based both on the advice of its legal counsels and on the Company's estimate of the probable settlements amounts that are expected to be incurred, if such settlements will be agreed by both parties. The provision recorded in the consolidated financial statements in respect of all lawsuits against the Company amounted to NIS 29.2 million (from continuing operation) (see also note 24 regarding provisions).

Described hereunder are the outstanding lawsuits against the Company, classified into groups with similar characteristic. These include contingencies relating to Dor Alon and Naaman that are held for sale (note 7), but not Mega which is currently under the control and supervision of Trustees and information is not available to the Company (note 7d.).

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

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 33 – CONTINGENCIES (continued):

Described hereunder are the outstanding consumer purported class actions with respect to lawsuits with a total claim amount of NIS 653 million or which have not been quantified, broken down by the amount claimed, as of the date of approval of these financial statements:

	Total claims amount (NIS in millions)	Number of claims
Up to NIS 50 million	109	6
NIS 51-100 million	71	1
NIS 101-200 million	167	1
Above NIS 201 million	306	1
Unquantified claims	-	-
Total	653	9

Against the Company and other defendants together	526	3

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

b.	Employees, subcontractors, suppliers, authorities and other claims

Tax and local authorities:

In January 2012 the Company received a demand from the National Insurance for additional payments, related to certain benefits granted to employees in the Company’s branches in the amount of NIS 30 million for the years 2001-2004. The Company's appeal was rejected by the National Insurance. In August 2013 the Company filed an appeal to the Labor Court. In December 2013, the Company received a demand from the National Insurance for additional payments with respect to years 2005 – 2006 in the sum of approximately NIS 3 million, and in January 2014 the company filed an appeal with regard to this demand.

In February 2015, during the deliberations in the Labor Court, and notwithstanding the statute of limitations argument, the parties have agreed that the right amount for the years 2001- 2004 is approximately NIS 12 million (including CPI linkage differences and fines).

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 33 – CONTINGENCIES (continued):

In the opinion of the Company, based on the opinion of its legal advisors, the Company made a proper provision for this claim in its financial statements.

The company is rejecting the claim on the ground that it is obsolescence.

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

Other

On March 17, 2016 the Company received a letter from a shareholder claiming that payments on account of legal services rendered by S. Biran & Co., a law firm in which the Company's indirect controlling shareholder is a partner, did not receive requisite corporate approvals. The Company is evaluating the shareholder's claiming and will respond as required by law.

c.	Contingencies related to the Company and Mega

In July 2015, a claim was filed against the Company and Mega with the Tel Aviv District Court, in connection with the 51% subsidiary of Mega, Eden Health Teva Market Ltd. ("Eden"), by the minority shareholders (49%) in Eden. In the claim, the plaintiffs sought, among others, an injunction under which the defendants will be required to purchase the shares of the plaintiffs in Eden for NIS 77.6 million. Prior to filing an answer, the plaintiffs requested to amend the claim sue to change in circumstances after filing the claim originating in Eden's entry into stay of proceedings and the sale of its operations. On November 25, 2015, an amended claim was filed under which the plaintiffs allege that damages were caused to them in the amount of loss of their shares' value (according to the value claimed in the original claim) however the amount of the claim was reduced for purposes of court fees and was set at NIS 40 million. In the amended claim other defendants were added who served in Mega and the Company as office holders in various dates. On January 17, 2016, an answer a counterclaim was filed by Mega and BSI in the amount of NIS 40 million (for purposes of court fees). It was argued in the answer, among others, that there was no breach of the claimed liability to extend financing and this, inter alia, since the agreement between the parties does not apply such liability without derogating that financing was extended at any stage of Eden's activity including at the stage when Eden entered the stay of proceedings. The plaintiffs further allege that the claim lacks cause of action toward the Company due to the fact that on May 19, 2009, the plaintiffs signed an explicit and unqualified consent according to which, upon the transfer of shares in Eden Teva Market from BSI to Mega, BSI has no liability of any sort whatsoever towards the plaintiffs including by virtue of the agreements that were signed. In the counterclaim, the Company and Mega alleged that the financing they extended to Eden (guarantees for third parties extended by Mega and BSI with shareholders' loans extended by Mega) was made based on misrepresentations of the plaintiffs regarding Eden's ability to move to profitability as well as its ability to repay its debts towards the aforesaid. As of this date, an answer was not yet filed to the counterclaim and a response was not yet filed to the answer. According to the parties agreement (since the plaintiffs filed a motion in the stay of proceedings case against Mega to approve the proceedings management) the hearing that was scheduled April 3, 2016 was canceled until the plaintiffs' motion is heard.

At this preliminary stage of the proceedings, the Company it is unable to assess the prospects of the lawsuit, including the counterclaim.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 33 – CONTINGENCIES (continued):

c.	Contingencies related to the Company and Mega (continued)

In July 2015, a lawsuit was filed with the Tel Aviv District Court against the Company, Mega, and whoever served as members of the board of directors of Mega, by one of Mega's suppliers of dairy products (the petitioner). As a part of the petition that was filed, an approval as a derivative claim is requested, alleging that in 2013 Mega conducted a prohibited distribution of dividends in the amount of approximately NIS 100 million. The plaintiff requests the court to order the Company and directors to return to Mega all payments and/or dividends and/or benefits and/or rights received by them in connection with the said distribution. In addition, the plaintiff requests the court to order the Company and Mega to provide documents and information about Mega, including its financial statements for 2011 - 2014. On January 3, 2016, the Company with the directors filed a motion to strike in linine the approval petition with the key allegation that the petitioner cannot be called a "creditor" for the purpose of filing a derivative claim as prescribed in the Companies Law – 1999. Following the stay of proceedings against Mega and various motions filed by the Company and Mega's trustees, the proceeding was stayed at this stage. The Company denies all allegations contrary, but at this early stage of the proceedings, it is unable to assess the prospects of the lawsuit.

d.	Claims and arguments made by Mega trustees

The following are the arguments of Mega's trustees to the Company and BSRE

In several motions to the Company, Mega's trustees notified the Company that Mega and some of Mega's creditors are direct creditors of the Company in the amount of hundreds of millions of NIS. As per Mega's trustees, this indebtedness is due among other things from the Company's contractual obligations towards Mega and Mega's creditors and from liabilities in accordance with the reorganization agreement dated July 2015, as well as from other causes of action. According to Mega's trustees, the Company must meet the following obligations:

1)	Completion of the liabilities to inject NIS 320 million. At first, the trustees claimed that the Company had not yet transferred NIS 63-70 million and on March 7, 2016, the total amount to be completed was updated to NIS 117 million (see below).
2)	Issuance of rights in the Company of no less than NIS 150 million and the allocation of options to Mega's large suppliers.
3)	Repayment of the guaranteed and shared debt to banks of NIS 300 million.
4)	Repayment of the Company's guarantee towards the Company's employees transferred to work at Mega in the amount estimated by the trustees at NIS 40 million.
5)	Repayment of guarantee to suppliers, insurance companies, suppliers' credit and property owners amounting to NIS 150 million.
6)	Contingent liability in connection with the return of NIS 117 million resulting from dividend distribution of Mega in 2013, as argued in the motion for approval of a derivative claim.

In their request, Mega's trustees made clear that the indebtedness of Mega and the Company's creditors are on one line having an equal priority. Therefore, the Company is not permitted and is hereby required not to carry out a debt arrangement with its creditors without including a suitable arrangement agreed upon with the trustees. The trustees also demanded that the Company would not make any payment nor place a lien in favor of its financial creditors, since this act would be a preference of the creditors.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 33 – CONTINGENCIES (continued):

d.	Claims and arguments made by Mega trustees (continued)

On February 23, 2016 (Motion 37), Mega's trustees filed a motion for instruction in which the court was requested to sign a summary judgment instructing the land registry offices and/or the Israel Lands Authority to register in the books caveats regarding the appointment of Mega's trustees, on all of the real estate assets in which Mega has rights.

On February 24, 2016 (Motion 38), the trustees filed with the court a report on behalf of the trustees and a motion for remedies in connection with the Company's liabilities towards Mega. Among other things the trustees claim that the Company has the following obligations:

1)	The Company owes NIS 118 million to complete its liability which was taken under the recovery plan from July 2015 to inject NIS 320 million to Mega, issuance of an option to large suppliers of Mega for a debt of NIS 193 million to convert their debt into the Company's shares. The trustees also argue that the Company has no right to return to Mega for the Company's liabilities for the repayment of Mega's debts to banks (the guaranteed and the shared debt of NIS 301 million).
2)	Other liabilities of NIS 186 million mainly for transferring employees, guarantees to suppliers, and to insurers of suppliers' credit, and property owners. The trustees claim that the Company extended to Mega these guarantees as a substitute for the equity required for Mega and as part of the policy of its conduct in thin financing.
3)	Contingent indebtedness in connection with a dividend of NIS 100 million that was distributed in 2013 from Mega to the Company in respect of which a derivative claim of NIS 117 million was filed.
4)	The Company transferred to Mega its holdings in Eden where during the period it was held by Mega (2010 and onwards) it lost NIS 100 million and a minority shareholder filed a motion against Mega and the Company (and this while ignoring the fact that the claim was filed for NIS 40 million).

The trustees also argue that:

1)	Split of real estate activity in 2009 from Mega transferred to BSRE and their rental by Mega- as alleged by the trustees, under the split a dividend of tens of millions of NIS was distributed to the Company and as per the trustees' allegations, there is a concern that the lease agreements are higher than market prices, and in addition BSRE forced Mega to continue renting losing branches and did not allow Mega's release from such agreements. The trustees also wondered about Mega's consent regarding the motion filed with the court for an arrangement between Mega and BSRE under which Mega will receive a discount of 9% on the rental fees for two years in exchange for a waiver of any claim or demand against BSRE about the lease and split agreements either in the making and/or approving such agreements.
2)	Mega was operated by thin financing and therefore, as far as determined that this argument is correct, the trustees believe that in these circumstances they have a cause of action to charge the shareholders for all of Mega's debts and/or the rejection of their debts.
3)	Deteriorated corporate governance – in Mega there was a deteriorated corporate governance resulting from making decisions by Mega's board which were in contrast to Mega's best interest and these decisions led to Mega's position.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 33 – CONTINGENCIES (continued):

d.	Claims and arguments made by Mega trustees (continued)

Under motion 38, two operative remedies are sought:

1)	The appointment of an appraiser in connection with the split agreements of the real estate assets from Mega to BSRE and regarding the rental fees and terms to which Mega is committed.
2)	Investigation powers – empowering trustees to investigate the issues listed above and the reasons for the collapse of Mega including calling officers and controlling shareholders of Mega, the Company, BSRE and Alon (the Company's parent company) for investigation and instruct them to produce any document required by the trustees for the purpose of examinations and investigations.

On March 2, 2016, the court approved the motions of the trustees. On March 20, 2016, BSRE filed a motion with respect to the court's decision and on April 5, 2016, the court denied the motion.

On March 7, 2016, Mega's trustees filed a motion with the court for leave of instructions regarding the Company's liability to inject funds to Mega by virtue of the recovery plan from July 2015 and pay on account of the injection of NIS 320 million, the amount of NIS 117 million. As per the trustees' arguments, the injections of NIS 320 million took effect from the arrangement approval date, namely from July 15, 2015 and not from June 1, 2015 (as claimed by the Company and as stated in the agreement), and accordingly, the amount balance that was not yet injected by the Company amounts to NIS 117 million (Motion 46).

On February 17, 2016, several employees of Mega filed a motion to the court (Motion 32) to allow them participate in the negotiations to be held between the Company and Mega's trustees in connection with a guarantee granted to the employees transferred from the Company to Mega and in connection with compensation fund. They claim that the guarantee applies also to the early termination notice component and the employment period in Mega and not only to their employment period in the Company. Responses to the motion were filed by the Company, Mega's trustees and the Official Receiver. On March 27, 2016, the court dismissed the application.

On February 3, 2016, several employees of Mega filed a motion with the court (motion 22) in which they requested the Company to transfer the balance of its central compensation fund to the trustees. In response to the motion, the trustees have extended the motion and demanded that the Company will transfer to them NIS 26 million in respect of the amounts, allegedly guaranteed by the Company for the employees transferred from the Company to Mega in 2011. Responses to the motion were filed and the motion is still pending.

On March 11, 2016, the Company filed a motion (motion 96) that it is no longer obligated for the suppliers' option because Mega entered into a stay of proceedings. The trustees as well as some suppliers (including the manufacturers association) responded that the Company should issue the option to suppliers.

In addition, Mega's managers conduct proceedings requesting to instruct "waiver of onerous contracts" under which the court is requested to instruct the conclusion of the rental agreements alleging that such agreements are onerous. For one of the above assets, BSI was added to the proceeding that it guarantees the rental agreement (motion 45).

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 33 – CONTINGENCIES (continued):

e.	The main reactions of the Company and BSRE to arguments and motions of Mega's trustees

The Company objects to the arguments of Mega's trustees and in the context of the legal proceedings, it argues among others, that it fully complied with its obligations to Mega, and the Company also claims that with Mega's entry into stay of proceedings, even determined that it did not complete all its liabilities under the reorganization arrangement, their liabilities expire according to the reorganization arrangement. The Company claims, among others, all of the following:

1)	Regarding the Company's liability to inject up to NIS 320 million, the Company's position is that it has no liability whatsoever, among others, because it met all of its liabilities, injected all as Mega required, and the total amounts it injected or guaranteed in the arrangement period, including the guarantees it extended during the agreement and after deduction of amounts which will be paid by the Company in respect of guarantees given by the Company before the recovery plan are in excess of NIS 320 million. The Company further claims that it injected all that was required by Mega, whose decisions were made effective from recovery plan date by an independent board and for good reason it was not required to inject amounts in excess of what it injected. The Company claims that if determined that it did not inject all amounts, the sums that were not injected are amounts for liabilities so as to extend a framework for the working capital for Mega's needs, if required, which was purported to assist dealing with "peaks" (short term loan purported to reconcile the timing differences between the payment date of Mega for goods purchased from suppliers and the date of receiving the consideration when goods are sold to customers which is not designated to finance losses), and these were not required by Mega. The Company further claims that once Mega entered a stay of proceedings, the liabilities that were not yet performed, if any, are canceled in the Company's circumstances. The Company also claims that the amounts of the guarantees and the injection from June 1, 2015 shall be included as settled in the agreement.

2)	Regarding the supplier's option, the main argue of the Company is that considering the stay of proceedings, its duty to carry out the suppliers' option did not arise, among others on the grounds that its liability was given against the suppliers' commitment to defer their debt, liability that the suppliers themselves cannot meet considering the stay of proceedings and considering the fact the suppliers have improved their position following the injections of funds made by the Company to Mega. In addition, it was emphasized to the court that in the case of a ruling that will require the Company to issue the options, the Company still have regulatory limitations to do so.

As to motions of the employees that the central compensation fund will be transferred to the trustees, the Company claims that the trustees or the employees have no right in the central compensation fund that belongs to the Company since in the funds central compensation fund that were used by Mega from June 1, 2015 are debts of Mega to the Company, and therefore should be recorded on account of the liability to inject funds to Mega. As for the claims of the employees and trustees regarding the scope of the Company's guarantee, beyond the claims regarding substantial procedural flaws raised in the employees' and the trustees' motions, the Company's position is that the amounts for which it guarantees are significantly lower than the claimed amounts, and today, the scope of Mega's debts to its employees that are guaranteed by the Company are negligible. The Company also objected to joining the employees to the negotiation process (motion 32) and the claims raised by the employees and trustees in the motion in question.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 33 – CONTINGENCIES (continued):

e.	The main reactions of the Company and BSRE to arguments and motions of Mega's trustees (continued)

3)	As to the guaranteed debt, the Company's position is that it has the right to return to Mega for any amount to be paid by it to the financial creditors.

On April 10, 2016, the trustees submitted their answer with respect to the issue of our liability to inject up to NIS 320 million (Petition 46). According to the trustees, our obligation to inject this amount was not subject to any condition, the amounts paid before the plan of recovery should not be taken into account, and that guarantees should also not be taken into account in calculating the amounts we were required to inject. The trustees also claimed that the central compensation fund should not be taken into account in calculating the amounts we were required to inject. On April 13, the court ruled that this request of the trustees with respect to the options will be addressed together with the issue of our liability to inject up to NIS 320 million (Petition 46).

The above does not exhaust the Company's claims and those that are argued as part of the relevant legal proceedings, where the Company's claims and other arguments will be deliberated as well as the Company's claims and the allegations of Mega's trustees and its creditors. Taking into account the unique circumstances of the case and the stage of the proceedings and the fact that the claims will be decided in legal proceedings and therefore the Company has no control over the outcome, there is no certainty that the Company's position on these matters will be accepted and at this stage it is impossible to estimate the probability that the company's allegations will be accepted.

On February 29, 2016, BSRE notified Mega that according to the addendum of the lease agreements between the parties, in the circumstances under which a trustee was appointed for Mega and the decision was not cancelled with, in 30 days from the date it was granted, then Mega is in breach of the lease agreements including the addendum and therefore the discount set forth in the addendum is null and void.

BSRE responded to motion 37 and claimed that the trustees' motion should be dismissed regarding the assets that were transferred to the Company under the asset transfer agreement from Mega Retail where the process of registering them in the Company's name was not yet completed. The court did not accept the position of BSRE and on March 20, 2016, it rendered a decision that the trustees will register caveats in their names in the various land registry offices. BSRE filed a motion for stay of execution and a motion for leave of appeal with the Supreme Court.

On March 8, 2016, BSRE filed a motion with the court in which the court was requested to appoint a receiver for the purpose of exercising the rights of BSRE in accordance with a bond issued by Mega for BSRE on March 31, 2009, in relation to assets acquired by BSRE from Mega pursuant to an agreement dated March 31, 2009, and as of the report date, the registration in BSRE's name in Israel Lands Authority and/or the Land registry Office had not yet been completed. On March 13, 2016 the court ruled that the motion is not in accordance with the stay of proceedings order granted to Mega and therefore decided to strike such motion. On March 15, 2016, BSRE filed with the stay of proceedings court a motion to allow it exercise the pledged rights according to the bond.

On March 9, 2016, BSRE filed a motion for leave of instructions to be paid NIS 1.8 million representing the balance of the rental fees due to BSRE for leasing the assets for the period from February 17, 2016 through March 16, 2016. The Official Receiver has suggested to combine this petition with the Petition 64 (described below) relating to rental fees for the rest of March 2016.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 33 – CONTINGENCIES (continued):

e.	The main reactions of the Company and BSRE to arguments and motions of Mega's trustees (continued)

On March 22, 2016, BSRE filed a motion for leave of instructions to be paid NIS 8.3 million representing the rental fees due to BSRE for leasing the assets for the period from March 17, 2016 through April 16, 2016 (Petition 64). The trustees of Mega Retail have responded that all required payments have been made. On April 13, 2014, the court ruled that the Mega Retail trustees should not offset amounts from before the stay of proceedings against amounts due afterwards and should only offset against amounts from after the stay of proceedings. On April 19, 2016, the trustees notified the court that they had done the necessary calculation and the amounts due for March will be paid to BSRE. They also responded that the rental fees for Febuary had been paid in full and therefore Petition 54 should be dismissed. On April 20, 2016 the court accepted the response of the trustees, and on April 21, 2016, BSRE applied to the court for a clarification.

On March 4, 2016, the trustees of Mega Retail applied to the court to release them from a “burdensome” lease for a supermarket branch, of which a third party is lessor. In the past, we granted to the third party a guarantee of Mega Retail’s performance until the end of the lease term in 2023, which is alleged by the third party to be NIS 30 million. In light of the early stages of these proceedings, we are not in a position to evaluate the success of Mega Retail’s motion or the scope of our actual obligations under the guarantee to the third party.

On March 31, 2016, April 6, 2016, and April 11, 2016, the trustees of Mega Retail applied to the court to release them from three other “burdensome” leases, consisting of two supermarket branches and a portion of the main offices of Mega Retail, of which BSRE is lessor. To date, BSRE has submitted its opposition to release from two of the leases.

f.	Other arguments made by the trustees in respect of Mr. Ben Moshe proposal

On April 7, 2016, the trustees of Mega Retail filed a report (Report No. 5) and a motion for leave of instructions to the court (Motion 75) with respect to the conduct of Mr. Moti Ben-Moshe and the parent company, in which they repeated a number of their claims. The first relief sought is that the Company and Mr. Ben-Moshe can keep full ownership of Mega only if the full amounts are paid to the Mega creditors. The trustees also requested that negotiations with respect to the Company's obligations to Mega will be conducted on the Company's behalf only by members of the Company's Audit Committee who are directors, including external directors, who have no affiliation with the Company's parent company in the pyramid structure and who don’t serve as directors or officers in other companies in the pyramid structure.

On April 12, 2016, the trustees submitted another court motion with respect to Report No. 5 requesting an alternative relief primarily with respect to Mr. Ben-Moshe and how he is to submit an offer to acquire Mega. The motion includes a request that if Mr. Ben-Moshe doesn’t submit the offer according the instructions of the trustees, he would be prohibited to submit an offer also through the Company. On April 17, 2016, Mr. Ben-Moshe submitted his response. The Company also submitted a response that day, arguing that the trustees’ request is based solely on the trustees' reports, amongst others, on Report No. 3 (Motion 38), to which the Company was not granted an opportunity to respond. In addition, the Company argued that the factual statements in the motion do not support the requested relief. With respect to the trustees' request that the negotiations regarding the Company's obligation to Mega will be conducted by members of the Audit Committee, it was argued by the Company that it is a gross interference in the conduct of its business.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 33 – CONTINGENCIES (continued):

f.	Other arguments made by the trustees in respect of Mr. Ben Moshe proposal (continued)

The Company also argued that the trustees did not provide any good reason for their first relief in which they asked that the Company and Mr. Ben Moshe be only able to keep full ownership of Mega Retail if the full amounts are paid to the Mega Retail creditors – especially because any agreement regarding Mega Retail will have to be approved in the creditors meeting and by the court.

On 20 April, 2016, a hearing was held in the District Court in Lod, Israel, regarding motion 75, which details the Trustees fifth report. The court's decision was to grant an extension of 15 days for the Company to file a motion to convene creditors meetings to vote on for a proposed debt arrangement in accordance with section 350 of Israel Companies Law, 1999. The purpose of the extension is to allow Mega trustees to utilize their negotiation with Mr. Ben-Moshe, for reaching an arrangement regarding both the Company and Mega as a whole. According to the court's decision, at the end of the period, the trustees will submit a notice to the court detailing the outcomes of the negotiation, if possible with the agreements of all sides. In addition, at the end of the stated period, Mr. Ben-Moshe should submit a proposal for a reorganization of Mega, supported with a bank guarantee of NIS 40 million. If Ben-Moshe and the trustees do not reach an agreement by the end of the period, or if Mr. Ben-Moshe does not make such an offer, he will not be allowed to propose any alternative offers for purchasing Mega. The same applies with regard to any other proposal for the aquistion of Mega made by that date by third parties. Therefore, the court has suggested that the Company and Mr. Ben-Moshe delay the filing of the above mentioned motion till after the extension period, and recommended to the creditors of Alon Blue Square not to file any proceedings against the Company till the end of the extension period.

NOTE 34 – COMMITMENTS:

a.	Operating lease commitments - these apply to discontinued operation and include various retail outlets, filling stations and commercial centers, offices and warehouses under non-cancellable operating lease agreements. The lease terms are between 5 and 10 years, and the majority of lease agreements are renewable at the end of the lease period at market rates. In addition, cars are leased under cancellable operating lease agreement, with two month notice to termination. Continuing operations have no material operating lease commitments.

Future minimum payments under non-cancelable operating leases for the years subsequent to the statement of position dates are as follows (applies to both continuing and discontinued operations, except that 2015 figures do not include Mega as such information is not available - see also note 5a) :

	December 31
	2014	2015
	NIS in thousands
First year	392,164	129,927
Second year	347,005	120,304
Third year	318,572	104,577
Fourth year	265,271	86,051
Fifth year	203,835	68,571
Sixth year and thereafter	620,675	324,078
	2,147,522	833,508

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 34 – COMMITMENTS Capital commitments (continuing operations) (continued)

b.	Capital commitments (continuing operations)

Capital expenditure contracted for at the statement of financial position date but not yet incurred amount to NIS 96 million at December 31, 2015

In addition, commitment to investments of jointly controlled entities and associates amounted to NIS 328 million.

c.	Wholesale market

1)	Real estate rights and acquisition agreements

During June 2010 two 50%:50% joint ventures between BSRE and Gindi Investments (hereafter – the purchasers) entered into agreements to purchase land lease rights in part of the wholesale market area in Tel Aviv for a period ending on August 31, 2099. The rights are for the development, construction and marketing of a project including apartment buildings complex, areas for commercial use and areas for multi-purpose use. The rights for the apartment building complex were acquired by City Core Tel Aviv Ltd. ("the Residence Company") and the rights for the commercial and multi-purpose use were acquired by City Mall Tel Aviv Ltd. ("the Mall Company"). The land rights were acquired for a basic total consideration of NIS 950 million (100%) linked to the CPI together with the obligation to pay additional consideration in certain circumstances. In 2015, the parties have agreed and paid an additional final payment of NIS 15 million in this respect. As of December 31, 2013, the purchasers paid the full consideration in the amount of NIS 989 million before VAT (BSRE's share in these payment amounts to NIS 495 million).

As part of its commitments to the sellers, the purchasers are obligated to plan and build public buildings and parking for the sellers. The consideration to be paid by the sellers is based on cost plus 10%, up to a ceiling of NIS 84 million (which can be extended in certain conditions, with the sellers approval, to NIS 102 million); Subsequent to December 31, 2015, an agreement was reached between the parties to set a final cap of NIS 126 million (not yet signed). Any excess of costs, save exceptions, will be born by the purchasers. The residence and the mall companies do not expect loss from these construction contracts. In addition, the purchasers are obligated to develop 9 dunams of publicly open landscape, that is the property of the Tel Aviv municipality, and additional 85 parking places in the public area (additional 40 places are contingent on approval of basement construction) Due to plan changes made by the municipality, timetables for the project will be changed and will be included in an amendment to the construction contract.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 34 – COMMITMENTS Capital commitments (continuing operations) (continued)

c.	Wholesale market (continued)

2)	Financing of the project

On June 26, 2013, Tel Aviv Lev Towers Ltd. (the residence company) a company held 49.5% by BSRE, and the Tel Aviv Mall Ltd. (the mall company) a company held 50% by BSRE, (the purchasers) entered into financing agreement with banks according to which the banks will extend financing and credit facilities to the residence company in a total scope of up to NIS 2 billion mainly for granting guarantees under the sale law to the apartment purchasers and financing and credit lines of up to NIS 450 million to the mall company for completing the construction of the mall basements and foundation. The credit lines were to be paid on March 31, 2016 (the final payment date) with additional an annual interest of Prime + 2%. Additional NIS 100 million of credit line was extended during 2014. In June 2015, an amendment to the agreement was signed according to which to the aggregate amount of NIS 1 Billion, (linked to the Israeli input index) that will provide the necessary funding for the completion of the project.

The credit line to the mall company will be repaid three years after the opening of the mall, and no later than September 30, 2019.

The credit line bears variable annual interest of Prime plus 2% (the Prime as at December 31, 2015 was 1.6%). In the case that the Prime rate will be 3% or more, an alternate loan will be granted to the Mall Company, that will bear fixed interest, in accordance with the formula agreed between the parties. The amendment to the financing agreement includes also clauses that require higher interest rate charge, in the event that the mall company fails to meet certain financial covenants, or timetables relating to the project, minimal rate for lease engagements and execution of payments.

The mall company may early redeem the credit, in full or in part, provided that this will not prevent it from completing the project, and subject to the payment of early redemption fee, as determined in the agreement. In addition, the amendment includes default clauses requiring the mall company to meet certain financial covenants, timetables for completion and opening of the mall and requirements for minimal rate of lease engagements and rental fees. Each of the financing agreements in the project has a cross default clause, in case the other agreement is breached.

The collaterals and commitments under the financing agreements for both companies (residence and mall companies), will also secure the additional credit that will be loaned to the mall company (the existing collaterals and commitments provided by the companies and the Company will be amended for that purpose as a condition for availing the additional credit). Also additional commitments were placed that may require to pledge, from time to time, the lease agreements between the mall company and lessees. As of December 31, 2015, the mall company utilized NIS 697 million of the credit line availed by the banks. Also, as of that date, the mall and residence companies meet their covenants under the financing agreements

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 34 – COMMITMENTS Capital commitments (continuing operations) (continued)

c.	Wholesale market (continued)

To secure the liability of the residence company, BSRE provided a constant guarantee of NIS 24.75 million. To secure the liability of the mall company, BSRE provided a constant guarantee of NIS 100 million. In addition, the purchasers committed that the surplus accumulated in the residential project after the full credit repayment, will serve as collateral to repay the credit of the mall company.

3)	Principles agreement with Gindi.

In April 2010 BSRE and Gindi signed an agreement of principles which, inter alia, determined the following:

a)	BSRE shall extend 60% (instead of its 50% share) of the amounts required to make the first payment and 60% of any additional amount required to promote the project until the second payment is made and which may not be available under the bank credit line. As of December 31, 2015 the overpayment balance stands at NIS 37.9 million and is presented under the item of long term loans granted.

b)	Gindi will provide management services, including selling and marketing, to the project in return for a management fee of 16% of the profit from the project, calculated as determined in the agreement. As an advance for the management fee above, A minimum amount of NIS 15 million was paid over five years from the date of the acquisition agreement.

4)	Sale agreements with apartment purchasers

As of the reporting date, the residence company entered into commitment for 716 sale agreements (from 722 in the entire project) with a scope of NIS 1,886 million (including VAT) and received advances of NIS 1,318 million (including VAT).

5)	Building permit

As of the reporting date, a building permit to construct all the apartments, the mall, commercial spaces and the sport center was received.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 34 – COMMITMENTS Capital commitments (continuing operations) (continued)

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

e.	During 2014, the lease on Dor Alon offices, located in a building near Kibbutz Yakum, was extended to July 2017, with an option for two additional years. The annual rental is NIS 3,494 thousand, linked to the March 2014 CPI.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 34 – COMMITMENTS Capital commitments (continuing operations) (continued)

f.	Dor Alon has agreements with the owners of land for the building and operation of 22 filling stations and two agreements for the building of commercial centers. Dor Alon has undertaken to pay Alon Israel Oil Company Ltd. an amount equal to U.S. $250 thousand for each of the above agreements that is exercised. An agreement is considered exercised when the filling station or commercial center has started providing services to the public. As of December 31, 2015, two commercial centers and two filling stations had started operation. No additional commercial centers or filling stations has started operations in 2015.

g.	In November 2013, Dor Alon entered into an agreement to purchase natural gas from the partners in Tamar partnership (the "agreement", the "sellers" and "Tamar partnership", respectively). The term of the agreement commenced in the fourth quarter of 2013 and will end at the end of 7 years or on the date Dor Alon will consume the overall contractual quantity, as defined below, whichever is earlier (the term of the agreement).

Pursuant to the agreement, the sellers committed to supply Dor Alon with a natural gas at a total scope of up to 0.36 BCM estimated at U.S. $85 million under the conditions set forth in the agreement. Dor Alon committed to Take or Pay for the annual quantity of gas at the scope and according to the mechanism set forth in the agreement.

The agreement will come into effect upon obtaining the approval of the Untitrust Authority. A request for exemption was filed with the Authority. As of December 31, 2015, the Antitrust Authority informed Dor Alon that it will withhold any enforcement actions relating to the agreement until a decision with regard to the requested exemption is taken.

h.	As part of Dor Alon's formal negotiations with the Environment Ministry it suggested a multi-annual plan for identifying and rectifying pollution in filling station sites operated by Dor Alon and which were built after the Water Regulations came into force (approximately 54 filling stations). Under the plan Dor Alon will perform the above plan over a period of 8 years. The said plan and any activity performed in the framework of this plan are considered to be of a positive nature by the Environment Ministry. Such positive actions may be taken into account when deciding whether to take Dor Alon and its officeholders to Court. In addition, Dor Alon and the Ministry reached an understanding on the installation of a system designed to prevent fuel fumes emissions (stage 2) in the filling stations operated by Dor Alon. As part of the said understandings, Dor Alon would install such systems in sites that are located up to 40 meters from residential properties. By the end of 2015 Dor Alon installed such systems in approximately 149 filling stations that it operates, and during 2016-2017 it intends to install such systems in approximately 45 filling stations. Dor Alon expects that its investment in the relevant equipment, in order to implement the provisions of the said Regulations, in 2016 will be approximately NIS 8 million and NIS 9.5 million thereafter. In addition, Dor Alon expects that it will be required to invest further amounts also in future years, and that it may be required to pay for unexpected expenses for remediation of soil or water contamination.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 34 – COMMITMENTS (continued):

On February 5, 2015, Dor Alon Energy Centers – Limited Partnership, signed an agreement to establish a limited partnership for the purpose of of participating in the tender published by the Israeli Government for the construction of an Ammonia production plant in the Negev area. Dor Alon Energy Centers and another partner will have, each, 47% of the rights in the partnership, and another third party will hold the remaining 6%. The new partnership will be operated and managed by a general partner, a company that is jointly controlled by the two major partners above. As of December 31, 2015, the new partnership passed the preliminary selection stage, and is preparing for admitting its proposal for the construction of the Ammonia plant during 2016.

NOTE 35 – LIENS AND GUARANTEES:

LIENS:

Blue Square

The Company has registered a first ranking fixed lien in favor of BSRE, on all its rights in a bank account where it is required to deposit shares of BSRE held by the Company with a value of two times the value of such loans (see also note 36e).

BSRE

a.	As of December 31, 2014 there are charges on thirteen of properties transferred to BSRE by Mega and the related lease agreements, for the purpose of securing bank loans received in 2014, the balance of which as of December 31, 2015 amounts to approximately NIS 186.3 million. The bank has agreed to reduce the charges to nine properties.

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

b.	On December 31, 2015 a BSRE subsidiary had a loan in an amount of NIS 64 million to finance the establishment of logistic center in Beer Tuvia. A first ranking lien on the property and the accompanying rights was registered in favor of the bank.

c.	As of December 31, 2015 there is a charge on one of the properties transferred from Mega to BSRE for the purpose of securing the liabilities of the vendors of the property acquired by Mega to the third parties.

d.	To secure the repayment of the loans of the Residential Company and the Mall Company, the rights in the real estate were pledged in favor of the bank that extended the loans to the purchasers (see note 34.c.2).

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 35 – LIENS AND GUARANTEES (continued):

e.	As a collateral to pay the loan to expand Hadar mall in Jerusalem (BSRE's share in the mall is 50%) (including the additional loan, if exercised) BSRE charged in favor of the lenders the entire rights in the real estate of the mall including related rights (such as the Company's rights in lease agreements signed and/or to be signed with tenants in the mall, placing charges on the Company's rights in insurance policies). In addition, BSRE placed charges in favor the lenders by floating charge on its rights in a designated account in which lease fees are to be deposited (the Company's share) and shall charge its shares in the management company of the mall (50%). The balance of the above loan as of December 31, 2015 amounts to approximately NIS 114 million.

f.	As security for the long term loan from a bank who provided the financing for the construction of a logistic center Eyal Baribua (a 50% jointly controlled entity of BSRE) has registered a fixed and floating charge on the property and the accompanying rights. As of December 31, 2015 the balance of the loan amounted approximately NIS 92.6 million,

g.	As part of the deed of trust of its Series E debentures, BSRE has committed not to register a floating lien on its assets (a negative pledge) without the approval of the holders of such debentures, or the creation of a similar lien in favor of the debenture holders, on a pari-passo basis.

h.	As security for a long term loan from a the Harel Insurance group – a partner in a joint operation between the Harel Insurance group and BSRE for the construction and operation of an investment property in Ra'anana – BSRE has registered a fixed charge on the property and the accompanying rights and a floating charge on its rights in a designated account where BSRE's rental income will be deposited. As of December 31, 2015 the balance of the loan amounted approximately NIS 99.4 million.

Dor Alon

In order to secure the liabilities of Dor Alon and its subsidiaries to banks, the balance of which as of December 31, 2015 amounted to NIS 698 million, Dor Alon and its subsidiaries placed floating charges on all their assets, share capital and goodwill, excluding relating to the domestic sales of LPG. Some of the unlimited charges are in accordance with a development contract with the ILA. Liens were also placed on ownership rights in certain real estate assets and rights to receive funds and notes, insurance rights etc. in connection with these real estate assets. To secure the liabilities of other subsidiaries to commercial banks a fixed and a current charge were placed on the current assets, the fixed assets, the goodwill, the insurance rights, the receipts from credit card companies and share capital.

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

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 35 – LIENS AND GUARANTEES (continued):

BEE Group

The BEE Group and its subsidiary (Naaman) placed unlimited, fixed and floating charges and a first ranking lien on the warehouse and all its assets, property, book debts, rent, goodwill, profits, revenues, rights of ownership, including its shareholding in Naaman, and other benefits in favor of banks to secure their liabilities to banks, amounting as of December 31, 2015 to NIS 99 million (of which NIS 75million relates to Naaman).

In order to secure its liabilities, Naaman has undertaken not to pledge any of its assets and/or provide any kind of guarantee to a third party without prior approval of the banks.

GUARANTEES:

a.	Blue Square has provided bank guarantees for third parties such as service suppliers, for gift certificates and customers in an aggregate amount of approximately NIS 3 million.

b.	Guarantees for Mega (a former subsidiary – see also note 5a)

The Company has guaranteed Mega obligations to banks and to credit insurers (for suppliers), and provided guarantees in respect of employees and certain Mega lease agreements; the Company has made an appropriate provision in the total cummulative amount of NIS 410 million in respect of these guarantees.

c.	BSRE has issued the following guarantees:

i.	A guarantee for the liabilities of the purchasers to the sellers as part of the Wholesale market transaction. In addition, BSRE guaranteed the liabilities of the City Core Tel Aviv company and City Mall Tel Aviv company discussed in note 34c.
ii.	A guarantee for a bank loan to the logistic center company of NIS 64 million.

iii.	A guarantee to the bank, in connection with Eyal Baribua's loan (see also Liens in f. above), to secure 50% of the loan, until a new lease agreement is signed for the property. As security for the above, BSRE's partner in Eyal Baribua has written a fixed charge on his 50% interest in Eyal Baribua in favor of BSRE.

d.	Dor Alon provided guarantees in the amount of NIS 20 million in connection with tenders in which it participates as a bidder and in connection with legal proceedings to which it is a party. Dor Alon has also provided guarantees to its subsidiaries and to its joint ventures totaling NIS 210 million and NIS 31 million, respectively.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 36 – RELATED-PARTY DISCLOSURES

Key management personnel – includes the members of the board of directors and senior managers in the Company, and CEO's of Dor Alon, BSRE, Mega, Naaman and Alon cellular.

The principal related parties of the Company are: Alon Retail Ltd., Alon Israel Oil Company Ltd., Alon USA LP (until the date that the company was sold by the parent company in May 2015), Bielsol Investments (1987) Ltd., collective acquisition entities of kibbutzim in Israel that hold Alon Israel Oil Company Ltd, and other companies, whose interests are controlled by the Company's directors among others. In addition there are related parties who are not principal related parties by virtue on the Company's holding in jointly controlled entities or associates that are held at more than 25%.

a.	Transactions with related parties:

	Year ended December 31
	2013	2014	2015
	NIS in thousands
Fuel sales to related parties(a)	200,068	185,084	176,557
Sales to joint control entities(a)	798,008	759,397	658,492
Rental income (b)	6,092	6,825	6,848
Management fees to parent company (c)	5,987	5,419	5,490
Directors' fees (d)	2,069	2,114	2,323
Legal consulting (e)	5,913	5,736	5,023
Purchases (f)	901,867	836,311	357,987
Rental income from mega	-	-	68,484

(a)	Relate to transactions that are carried out in the normal course of business in accordance with regular market prices and credit. Includes sales of fuels of Dor Alon to joint control entities and sales of products of Mega to Joint control entities.

In January 2004 the shareholders of Blue Square approved an agreement according to which it provides Dor Alon purchasing and supply services for stores operated by them, which was terminated in June 2015. In consideration for these services, the Company is entitled to payment equivalent to the cost of the services provided with the addition of a margin as stated in the agreement. In 2015 and 2014 the sales amounted to approximately NIS 105 million and NIS 253 million respectively.

(b)	Point Wells

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

(c)	In December 2010, Alon and Dor Alon renewed the management services agreement ("Management Services Agreement"), effective from January 1, 2011, by which Alon provides the following services and rights to Dor Alon (the "Services"): (i) various management services, including those related to the chairman of the board and president of Dor Alon, day to day management of Dor Alon, strategy and business development, supplementary legal counsel, corporate secretary services provided by Alon's in-house counsel, and (ii) the right to use the "Alon" and "Alonit" brand names. On March 2014, the management services agreement was extended for an additional three year period with similar terms of the quarterly management fees paid by Dor Alon to Alon equal the aggregate of 3% of Dor Alon's EBITDA profits according to Dor Alon's quarterly consolidated financial statements but not more than NIS 1,375 thousand on a quarterly basis, linked to the consumer price index published on February 2004. In 2015, Alon received approximately NIS 5.5 million for the Services (2014 - NIS 5.4 million).

(d)	Commencing November 15, 2005 until March, 2015, the Company's former Chief Executive Officer, Mr. David Wiessman (see note 37a) received compensation for his services of NIS 49,000 per month plus reimbursement of actual expenses incurred in connection with his services to the Company. The compensation amount is linked to the Israeli CPI (base index – November 2005), and is updated every three months. Due to the recent amendment to the Israeli's Companies Law, this arrangement was re-approved by our audit committee, board of directors and shareholders meeting for additional three years commencing on February 2, 2012.

(e)	Legal services

The Company receives legal services from S. Biran & Co. a related party of the Company.

(f)	Goods purchase from related parties

Mega purchases goods from Tnuva. These arrangements are in the ordinary course of our business, and the terms and conditions of these arrangements are at "arm's-length". The Company purchases most of its dairy, fresh produce and poultry products from the Tnuva corporation, which holds a leading position in the domestic dairy and poultry markets. To our knowledge, some of the collective acquisition entities of kibbutzim in Israel that hold shares of Alon, our controlling shareholder, hold 21.5% of Tnuva. 2015 figures in the above table are for the first half of the year, following which control over Mega was lost (see note 5a).

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 36 – RELATED-PARTY DISCLOSURES (continued):

(g)	Discounts

On September 13, 2005, the Company’s general shareholders meeting approved a discount arrangement for some of the employees of the companies holding directly or indirectly in the Company’s shares (some of the employees of Alon Group) (hereinafter - “the entitled employees”).

The discounts to be given to the entitled employees will be identical to those given to the Company’s employees, which during 2014 were: 12% at the Mega In Town stores, 12% at Mega on-line, 6% at the Zol Beshefa stores, You stores and Mega Bool stores, 50% in Vardinon and 30% in Naaman. In 2015 the discount rates in Mega chain reduced to 10% in all formats.

The discounts are limited to purchases in a total amount of NIS 8,500 a month.

Gift cards

The Company sells gift certificates for the par value in the certificate less a discount, according to commercial terms negotiated with the clients during the regular course of business.

Employment agreement with Ms. Moran Wiessman

Beginning in January 2009, Ms. Moran Wiessman has been employed by Alon Blue Square wholly-owned subsidiary Bee Group as the manager of the Bee Group internet sites. Ms. Wiessman is the daughter of Mr. David Wiessman, the former Company's Chief Executive Officer. As of December 31, 2014, Ms. Wiessman received a monthly salary of NIS 21,000, a cell phone at the expense of Mega, and Mega assigned a car to Ms. Wiessman as is customary in Mega for employees at the same level. In addition, Ms. Wiessman was entitled to standard social allocations by Mega (5% for provident fund, 8.33% for severance payments and 1% for disability insurance) and other social benefits that are standard for an employee in her position.

To the best of the Company's knowledge, as of December 31, 2015, Ms. Wiessman is no longer employed by Mega.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 36 – RELATED-PARTY DISCLOSURES (continued):

b.	Balances with related parties

Year-end balances arising from sales/purchases of goods/services:

	December 31,
	2014	2015
Assets	NIS in thousands
Diners credit card customers	68,971	-
Other receivables	191,707	9,730
Available for sale financial assets	9,906	8,829
Loans to investments accounted for using the equity method	80,929	84,463
Liabilities	351,513	103,022
Trade payables	81,632	1,119
Other payables	26,526	10,576
Short term loans from parent Company (see d. below)	-	110,000
Long term loans from parent Company (see d. below)	-	29,194
	108,158	150,889

As at December 31, 2014, the receivables from related parties include loan granted to the parent company and balances arise from sale transactions and are due two months after the date of the sales. The receivables are unsecured in nature and bear no interest. There are no provisions held against receivables from related parties.

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

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 36 – RELATED-PARTY DISCLOSURES (continued):

d.	Parent Company

During 2015, as part of the Mega's debt arrangement with its creditors and the group undertaking, the parent company has provided certain loans to the Company, that do not bear interest, but are linked to the CPI, as follows:

A short-term bridge loan of NIS 110 million; this loan will be repaid from the consideration to be received from the parent company as investment and participation in the planned issuance of share rights by the Company.

A long-term loan of NIS 60 million; this loan can be repaid only after the settlement of all company's obligations to banks and debenture holders. The loan is for a period of 7 years and was recognized initially at fair value of NIS 29 million (discounted on the basis of the effective interest rate that applies to the Company's debentures); the difference of NIS 31 million was carried as owners contributions in the statement of changes in equity.

In addition, in replacement of an additional NIS 50 million loan commitment, the parent company acquired from the Company 1,277,139 shares from its shareholding in Dor Alon, representing 8.04% ownership in Dor Alon, for NIS 50 million; the shares were acquired on November 8, 2015, at a price that represents the average market price of the shares during the 7 days of trading preceding the sale. The Company is entitled to receive additional consideration for these shares in certain events, and has "bring along" and "lock-up" rights during the first 8 months after acquisition, if a transaction for the sale of Dor Alon is finalized within that period. The fair value of the contingent consideration is immaterial as at December 31, 2015.

e.	Mega

As explained in Note 5a Mega is a former subsidiary of the Company, that was engaged in several inter-group transactions and agreements that had no effect of the consolidated financial statements; following the lost of control over Mega, and up to the date of issuance of these financial statements, the agreements with Mega that are still in effect include mainly the following:

Lease agreements with BSRE

A significant portion of BSRE's investment properties (providing approximately 60% of its rental income in 2015), are leased to Mega under long-term lease agreements from the years 2006 and 2009, and amendments thereto (including the addendum to the agreement from December 2015 that was approved by court). The main features of these agreements include:

a.	Lease term of 10 years, ending March 31, 2019. The lease is renewed for an additional term of 5 years each time, unless Mega opts not to renew it, in which case 24 months early notice is required.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 36 – RELATED-PARTY DISCLOSURES (continued):

b.	Annual rentals computed at 9% of the amount of BSRE's investment in the asset (linked to the CPI), or 2% of the revenue of the store in the relevant year, whichever is higher; according to the agreement addendum from December 2015, the rental fees as percentage from revenue was increased to 2.75%, and in addition, 9% discount on the rental fees for the supermarkets and the office building in Rosh Ha'ain is granted for a period of 24 months, commencing November 1, 2015.

c.	Early termination of the lease for certain assets is possible, to the extent that their area, in aggregate, does not exceed 5% of the total rented space under the agreements at the beginning of the lease (subject to 12 months early notice by Mega). In addition, at the time of the lease extension, subject to 12 months early notice, Mega has the option to reduce the number of assets included in the lease, to the extent that their paid rentals (according to the average of lease fees in the two years preceding the renewal), does not exceed 15% of the total lease fees paid under the lease agreement.

d.	The lease agreements are "net lease" type; all payments and charges in respect of maintaining and using the assets during the lease term are born by the lessee, unless otherwise agreed.

e.	In the case a leased asset is sold or mortgaged by BSRE, Mega will engage in a separate lease agreement with the buyer, and the rentals to BSRE will be reduced by the basic rentals attributed to the sold asset, under an agreed formula.

BSRE have no collaterals for the rental fee payments under the lease agreements.

During 2015, in the framework of the recovery plan of Mega, it was agreed that Mega will exit from 12 stores (out of the 86 stores leased by Mega from the group). In addition, Mega sold its "YOU" discount chain to third parties; including 10 stores that are located on assets leased from BSRE (new lease agreements for 10 to 20 years were signed with these third parties, commencing 2016).

Subsequent to year end, on February 29, 2016, a notice was given to Mega, that in accordance with the December 2015 addendum to the agreement, under the circumstances that a trustee was appointed to Mega and that decision was not annulled within 30 days, Mega is in breach of the lease agreements, and therefore the discount granted under the adendum for a period of 24 months (of 9%), is not valid.

Rental income from Mega during the period from July 2015 to the end of the year amounts to NIS 68 million. Rental income from Mega in prior years and during the 6 months ended June 30, 2015, is not presented in the income statement, as it is eliminated against rental expenses of Mega, that are presented in the discontinued operations line item. Such rentals amount to NIS 164 million for 2013, NIS 160 Million for 2014 and NIS 72 million for the first half of 2015.

Other Agreements

Other agreements with Mega include mainly trading activities in the ordinary course of business with Naaman and Dor Alon (both subsidiaries that are classified as held for sale).

During July 2015, Dor Alon has agreed with Mega on the discontinuation of all existing engagements for the purchasing of goods and commenced making independent acquisitions from food suppliers.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 36 – RELATED-PARTY DISCLOSURES (continued):

Dor Alon

1.	Pursuant to the agreement entered into in May 2005, and subsequently extended on January 6, 2011 until January 2016, Dor Alon may, from time to time, deposit funds with Alon and receive in return funds on ON CALL terms (on an on-demand basis). The amount of funds lent from each party to the other party may not exceed NIS 150 million at any time (linked to the prime rate less 1.25%). Against the deposits, the depositor is entitled to require the recipient party to provide her /or third parties bank guarantees or letters of credit. Each party is entitled to redeem or require redemption of the balance by giving notice of three banking business days. Either party may terminate the agreement by providing three-month prior written notice.

2.	As part of the transfer of assets and operations that took place in 2004, Alon undertook to indemnify Dor Alon for expenses Dor Alon may incur relating to the period through the date of transfer of the assets and Dor Alon undertook to indemnify Alon in case lawsuits would be brought against it in respect of expenses relating to the period subsequent to the transfer of assets to Dor Alon. Also, Dor Alon undertook to indemnify Alon in respect of the tax liability to which Alon would be subject if Dor Alon were to breach the provisions of Section 104A of the Income Tax Ordinance regarding the transferred assets. Alon has undertaken to indemnify Dor Alon in respect of any amount Dor Alon would be required to pay in connection with the period during which 21 employees of Alon that were transferred to Dor Alon as part of the transfer of operations were employed by Alon.

3.	Purchase of natural gas

Regarding purchase of natural gas from the partners in Tamar partnership under long-term commitments - see note 34.d and g.

f.	BSRE

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

Blue Square "on call" obligation to BSRE, amounting NIS 50 million at December 31, 2015, is secured by first fixed lien on all its rights in a bank account where it has deposited 1,130,000 shares of BSRE held by the Company, with a value of two times the value of such obligation.

In addition, if the rating of Series C debentures of Blue Square decreases below Baa2, the maximum amount of any such deposit may not exceed NIS 50 million. Two grades decrease in the rating also triggers an increase of 0.5% per annum of the interest paid on the deposit, and additional 0.5% for any additional grade decrease thereafter. Following several decreases in the rating of Series C debentures during 2015 (see note 21.d), Blue Square was required to increase the interest on the above deposit by 4.5%, and decrease the amount funded to the maximum NIS 50 million prescribed by the agreement.

Either party may terminate the agreement by providing a seven days prior notice.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 36 – RELATED-PARTY DISCLOSURES (continued):

Key management compensation

	Year ended December 31
	2013	2014	2015
	NIS in thousands
Salaries and other short-term employee benefits	14,433	18,788	18,136
Share-based payments	(168)	-	-
Total	14,265	18,788	18,136

NOTE 37 – EVENTS SUBSEQUENT TO DECEMBER 31, 2015:

a.	As to subsequent events in relation to Mega – see Note 5a.

b.	Offer for the acquisition of the Parent holding and injection of funds to the Company

At the end of January 2016 and at the beginning of February 2016 the controlling shareholders received several proposals to purchase the control over the Company two of which were brought for voting before the Series C bondholders. On February 16, 2016, the series C bondholders approved to hold negotiations with Mr. Ben Moshe regarding his proposal which includes, among others, an outline for the repayment the Company's financial debt (NIS 932 million), the essence of which is the injection of NIS 900 million to the Company for the full repayment of the financial debt to financial creditors interested in such repayment. On February 28, 2016, an acceptance notice was given by Alon for the offer by Mr. Moti Ben – Moshe (through a company under his control) to acquire the direct and indirect holdings of Alon in the Company, and the rights of Alon to a bridge loan of NIS 110 million and a loan of NIS 60 million extended to the Company by Alon, for consideration of NIS 115 million to be paid to Alon. The proposal, which includes a proposal for an arrangement with financial creditors of the Company providing for repayment of their debt, includes the injection of NIS 900 million into the Company for the full repayment of the financial debt to financial creditors interested in such repayment.

Under the outlines of the proposal, the Company entered into negotiations with its financial creditors and Ben Moshe, following which the Company filed a motion on May 8, 2016 to the District Court of Lod to convene meetings of its financial creditors (consisting of holders of the Company's bank debt and guaranteed bank debt and holders of its Series C Debentures) and shareholders for the approval of a proposed debt reorganization and arrangement, or Arrangement, under Section 350 of the Israeli Companies Law, 5759-1999, as detailed in c. below

The coming into effect of Ben Moshe offer to acquire the Company as above is conditioned on the approval of the Arrangement by the court, the Company's financial creditors and shareholders, and satisfaction of all conditions in the proposed Arrangement, including inter alia, the approval of Ben Moshe's Offer to Acquire Mega.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

c.	Proposed debt reorganization and arrangement under Section 350 of the Israeli Companies Law, 5759-1999 ("the Arrangement")

The proposed Arrangement will come into effect concurrently with the execution of the acquisition of the shares and rights in the Company from the Company's controlling shareholder, as detailed in b. above. The Arrangement contemplates the full repayment of the financial debt of the Company.

The proposed Arrangement is also based and conditioned on the approval by the court and satisfaction of the conditions to effectiveness of the offer by Ben-Moshe for an investment in, or acquisition of, Mega Retail or its activities submitted to the trustees of Mega by a company under the control of Ben-Moshe on May 5, 2016 (or based on any change to such offer or replacement offer from a company under the control of Ben-Moshe) ("Offer to Acquire Mega") and of the creditors arrangement based on the Offer to Acquire Mega ("Creditors Arrangement in Mega") which includes the "mandatory provisions attached as a schedule to court application relating to, among others, (i) waiver by trustees and creditors of Mega Retail exempted the Company and any company under its control from any claim or demand and (ii) that the funds of the Mega Retail trustees solely will be used to pay all obligations to the creditors of Mega Retail who have claims against the Company relating to Mega Retail (including those to whom the Company granted guarantees) (other than bank lenders);

Principal terms of the Arrangement

As part of the Arrangement, Ben Moshe would commit to make cash infusions of up to NIS 900 million (approximately $238.1 million) into the Company, of which up to NIS 200 million can be designated for the acquisition of Mega Retail (see also hereafter), as follows:

-	on the closing date, Ben-Moshe would inject NIS 300 million (approximately $79.3 million) into the Company which are designated for partial payment of the debt to Company financial creditors and such additional amount agreed for the Company's immediate cash flow needs (collectively, the "First Injection"); the First Injection would include approximately NIS 240 million paid in equity by Ben Moshe and the remainder in convertible debt;

-	subject to various conditions but in any event if the Company has cash flow needs and/or insomuch as required for an early repayment, Ben-Moshe would inject into the Company an additional amount, that together with the First Injection, would reach NIS 600 million;

-	Ben-Moshe would inject an additional (third) NIS 300 million into the Company during the third year following the closing;

-	Ben Moshe may make the cash injections into the Company (cash in excess of the approximately NIS 240 million paid as equity on the closing date) in the form of subordinated convertible debt, capital notes or equity or as part of a private investment or as part of a rights offering or on account of participation in future rights offerings and/or exercise of rights or options exercisable into Company shares. To the extent paid by Ben Moshe (i) as part of a rights offering, the amounts will be paid on the terms in the rights offering and (ii) as part of a private offering, the amounts will be paid at a 10% discount to the market price at that time. Conversion of Ben-Moshe's subordinated debt into Company shares would be made at a Company valuation of NIS 50 million (approximately $13.2 million). The Company has not yet agreed to the basis of the above conversion rate (NIS 50 million valuation);

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

-	The balance of the financial debt following repayment at closing would be repaid as described below and unpaid financial debt would bear interest and linkage differentials as described in the Arrangement.

Additional Principal Terms:

-	at closing, Company shares would be issued to the Company's financial creditors, to the trustees of Mega Retail and to Ben-Moshe (for the initial infusion of NIS 240 million), that will entail (post issuance) 0.34%, 13.79% and 85.02% shareholding in the Company (on a fully diluted basis - 0.11%, 4.21% and 95.43%, respectively - in the event Ben Mose convert all NIS 900 million into shares);

-	annual interest rate of 6% would accrue beginning from 30 days prior to the closing and be paid semi-annually beginning on the sixth month following closing (until full repayment of the debt);

-	each of the Company's financial creditors will have the right to demand early repayment of its debt, in whole or in part, which will be effectuated after the elapse of 12 months from the closing date. After the early debt repayment, the remaining financial debt will be repaid in four annual payments, each equal to 15% of the principal debt amount, upon completion of 12 months, 24 months and 36 months, and the balance of the debt within 48 months after closing;

-	until full repayment of the outstanding debt, the Company will be entitled to effectuate early repayment of the debt accrued until such time (in whole or in part). If an early debt repayment is effectuated in the first three years from the closing date beyond the payment designated for that year, including the early debt repayment within three months from the closing date, 2.5% of the paid amount will be added to the repayment amount (not applicable to the amount paid upon the closing or amounts paid according to new repayment schedule);

-	all other outstanding debts or liabilities of the Company (other than liabilities to the trustees and creditors of Mega Retail who would waive their rights as part of the Arrangement) will be paid by the Company in the ordinary course of business as determined by the Company at its sole discretion. The Arrangement does not apply to debts or liabilities incurred towards creditors not determined to be financial creditors under the Arrangement;

To secure full repayment under the Arrangement, at closing the Company would create a lien principally on the Company's unsecured shares in its subsidiaries Dor Alon Energy In Israel (1988) Ltd. and Blue Square Real Estate Ltd. for the benefit of the financial creditors; the financial creditors will be entitled to immediate repayment of their debt and to foreclose on the lien upon the occurrence of certain events, including among others: (i) delay in payment to them, (ii) a fundamental breach by the Company or Ben Moshe of their respective obligations, or (iii) dissolution proceedings;

Upon the elapse of 12 months following full repayment of the debt of the financial creditors, the Company would be obligated to repay Ben Moshe the full amount of cash infusions paid to the Company in the form of debt that had not previously been converted to equity (subject to extension at the election of Ben-Moshe); after repayment of the Company's financial debt, the debt to Ben-Moshe will be linked and bear interest at 5%

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Ben-Moshe's obligation to make the cash infusions will end when the Company's obligations under the Arrangement terminate (including repayment of all financial debt); and

The Company has also requested the court to grant it several court orders to assist it in carrying out the Arrangement to completion, inter alia, a grace period was requested so that the Company is not required to make any payments until closing other than ongoing payments such as to employees, service providers, and consumers of gift certificates at stores.

It is contemplated that the Company would convene a meeting of shareholders but would retain its right, in accordance with applicable Israeli law, to apply to the court at a later date to determine that shareholder approval is not required for the Arrangement.

The Arrangement is subject to a final agreement between Ben Moshe and the Company’s creditors, the trustees appointed to operate Mega Retail and the creditors of Mega Retail. The Arrangement contemplates the complete waiver of all claims against the Company and against its subsidiaries and against all whom received indemnification from the Company and its subsidiaries by the trustees and creditors of Mega Retail as well as the purchase by the Company or a company controlled by Ben Moshe of the operations of Mega Retail free and clear of all claims .

The Closing of the Arrangement is contingent upon, among others, the following: (i) approval of the financial creditors, (ii) approval of the Company's shareholders (or alternatively, determination by the court that no such approval is required), (iii) approval of the Israeli court following convening of meetings described above, (iv) receipt of agreed upon third party approvals for effectuating a change of control in the Company, (v) the transfer of the acquired assets free and clear of any liens, and (vi) approval by the court of the acquisition of, or investment in, Mega Retail by the Company or a company controlled by Ben Moshe and the waiver of all claims against the Company and its subsidiaries by the trustees and creditors of Mega Retail. The Arrangement sets also timetables for the required steps until its satisfaction; the deadline for satisfying the closing conditions is July 31, 2016.

Alon, the current controlling shareholder of the Company, notified the Company that the terms of the Arrangement don't match the agreement signed between Alon and Ben Moshe with respect to the mechanism of closing and the closing conditions. TO the Company's knowledge, Alon and Ben Moshe are acting to work out these issues, subject to required approvals.

There is no guarantee that Ben Moshe will reach a final agreement with the Company’s creditors, the trustees appointed to operate Mega Retail and the creditors of Mega Retail, or that all the closing conditions for the Arrangement will be satisfied.

On May 10, 2016, the trustees of Mega Retail submitted to the court in Lod, Israel a notice in which they chose the offer of Bitan Wines Ltd. among the offers that were submitted to them for the acquisition of Mega Retail (Ben-Moshe submitted one of the offers).  The trustees requested the court to convene meetings of the creditors of Mega Retail to approve the arrangement based on such offer of Bitan Wines for the reasons detailed in the request of the trustees (motion 83).   Following the trustees' request, Ben Moshe and a company under his control filed a motion with the Court requesting the setting of a date for an urgent hearing during which, according to Ben Moshe, the Court would able hear each party's argument in a manner which would be beneficial towards Mega Retail's creditors, or alternatively, determine that Ben Moshe can respond to the trustees' notice within a time frame determined by the court. As part of the request filed by Ben Moshe, Ben Moshe claimed, among other things, that his proposal to acquire Mega Retail is more beneficial than that of Bitan Wines, in particular given that his proposal to acquire Mega Retail may be increased by NIS 40 million. In addition, Ben Moshe detailed in his motion alleged inconsistencies in the notice filed by the trustees. As of the date of this Annual Report, the Company do not know if and how the court will respond to the request of the trustees and/or if the offer of Bitan Wines will be included as part of a final binding Mega Retail arrangement.  In addition, the Company cannot estimate if a price competition between the offers of Bitan Wines and the other offers, including the offer of Ben-Moshe, will be conducted (in which case it may be feasible that Ben Moshe's Proposal will include Mega Retail, as in our proposed debt reorganization and arrangement for the Company submitted to court on May 8, 2016), or alternatively, that the Company and Ben-Moshe will work to submit an alternative debt reorganization and arrangement for the Company that doesn't include the acquisition of Mega Retail.  It is understood that there is no certainty that the court will approve the request of the Mega Retail trustees to convene meetings and/or that the offer of Bitan Wines as part of an arrangement for Mega Retail will be consummated and/or that the alternative debt reorganization and arrangement for the Company will be reached.  Therefore, as of the date of this Annual Report, the Company cannot estimate the ramifications such notice of the trustees of Mega Retail.

d.	Following the public reports on Ben Moshe's proposal to acquire the parent company's holding in the Company, the trustee of BSRE debentures (Series E) informed BSRE and the Company that the change in ownership of the Company may breach a covenant of the debentures and therefore any such sale will need to be pre-approved by Series E debenture holders.

e.	As to Debentures (C Series) – see note 21d(1)(a)

f.	On January 27, 2016, Midroog lowered the Company's rating from B3 to Caa1 and left the rating under review with uncertain implications.

g.	On March 15, 2016, BSRE Board of Directors approved certain changes in the employment terms and compensation of its CEO (subject to the approval of a shareholders' meeting); inter-alia, these include share based compensation of NIS 1.5 million (fair value) in options to BSRE shares, and NIS 1.5 million fair value of restricted shares of BSRE. The vesting of the options and the shares will be in 3 quotas, over three years period, and are subject to performance conditions.

ALON BLUE SQUARE ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DETAILS OF PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATES AT DECEMBER 31, 2015

APPENDIX

Holding Company	Name of Company	Percentage of ownership and control by holding Company as of December 31, 2014
Alon Blue Square Israel Ltd.
	Blue Square Real Estate Ltd.	53.92%	Subsidiary
	BEE Group Ltd[1].	100%	Subsidiary
	Alon Cellular	100%	Subsidiary
	Dor Alon Energy in Israel (1988) Ltd [3]	63.13%	Subsidiary
	Mega Retail Ltd. [2]
Mega Retail Ltd.
	Loyalty plan-partnership "YOU"	75%	Partnership
Blue Square Real Estate Ltd.	Kenyon Hadar Management Company Ltd.	50%	Jointly Controlled Entity
	Hyper Lod Center Ltd.	100%	Subsidiary
	Blue Square – Hadar – Joint Operation	50%	Jointly Controlled Entity
	Logistic Center Bee Square Real Estate Ltd.	100%	Subsidiary
	Izdarehet Investments Company Ltd.	50%	Jointly Controlled Entity
	City Core Tel Aviv Ltd.	49.5%	Associate
	City Mall Tel Aviv Ltd.	50%	Jointly Controlled Entity
	Tel Aviv Parking lots Ltd.	50%	Jointly Controlled Entity
	Einat real estate investment agriculture cooperative Ltd.	50%	Jointly Controlled Entity
	Eyal Baribua Ltd.	50%	Jointly Controlled Entity
	BSRE U.S.A Inc	100%	Subsidiary
	BSRE Point Wells Lp	99.9%	Partnership
Bee Group Ltd.	Naaman Group (NV) Ltd.[3]	77.51%	Subsidiary
	Bee logistic center ltd	100%	Subsidiary
Dor Alon Energy in Israel (1988) Ltd (2).	Dor Alon Gas Technologies Ltd.	100%	Subsidiary
	Dor Alon retail sites management LTD	100%	Subsidiary
	Alon fuel management and operation networks (1999) Ltd.	100%	Subsidiary
	Dor Alon Energy Centers	55%	Partnership
	Loyalty plan-partnership "YOU"	25%	Partnership
	Dor energy holdings (2004) ltd	100%	Subsidiary
	Mercury Aviation	31.25%	Associate

[1]	As to legal merger of Bee Group Ltd with the Company - see note 6h.
[2]	Formerely wholly owned subsidiary, for which the Company lost control (see note 6a). As from January 18, 2016, Mega is under the supervision and control of Trustees.
[3]	Presented as disposal group held for sale.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ALON BLUE SQUARE ISRAEL LTD.

By:	/s/ Israel Yaniv
	Name:	Israel Yaniv
	Title:	Chief Executive Officer

By:	/s/ Yehuda van der Walde
	Name:	Yehuda van der Walde
	Title:	Chief Financial Officer

By:	/s/ Avigdor Kaplan
	Name:	Avigdor Kaplan
	Title:	Chairman of the Board of Directors

Date: May 13, 2016